Form 20-F
period 2016-12-31
BRASKEM SA
filed 2017-09-25
CIK 1071438

As filed with the Securities and Exchange Commission on September 22, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2016 was:

451,668,652 Common Shares, without par value

345,010,622 Preferred Shares, Class A, without par value

578,330 Preferred Shares, Class B, without par value

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

Large accelerated filer	☒	Accelerated filer ☐	Non-accelerated filer	☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. † The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars, the official currency of the United States. All references to “CHF” are to Swiss francs, the official currency of Switzerland.

All references herein (1) to “we,” “us” or “our company” are references to Braskem S.A., its consolidated subsidiaries and jointly controlled entities, and (2) to “Braskem” are references solely to Braskem S.A. All references herein to “Braskem Europe” mean Braskem Europe GmbH and its consolidated subsidiaries, including Braskem America, Inc., or Braskem America.

On September 21, 2017, the exchange rate for reais into U.S. dollars was R$3.1347 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$3.2591 to US$1.00 on December 31, 2016, R$3.9048 to US$1.00 on December 31, 2015 and R$2.6562 to US$1.00 on December 31, 2014, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on September 21, 2017 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2012.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial and Other Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank as of December 31, 2016 of R$3.2591 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2016 and 2015 and for the three years ended December 31, 2016 have been audited, as stated in the report appearing herein, and are included in this annual report.

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS.

Market Share and Other Information

We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil, Latin America, the United States and the world. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market share with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products. We derive information regarding the production capacity of other companies in the Brazilian petrochemical industry and the estimated total Brazilian domestic consumption of petrochemical products principally from reports published by the Brazilian Chemical Industry Association (Associação Brasileira da Indústria Química), or ABIQUIM. We derive information regarding the production capacity of other companies in the global petrochemical industry, international market prices for petrochemicals products and per capita consumption in certain geographic regions, principally from reports published by IHS, Inc., or IHS. We derive information relating to Brazilian imports and exports from the System for Analyzing International Trade (Sistema de Análise das Informações de Comércio Exterior), or ALICE-Web, produced by the Brazilian Secretary of International Trade (Secretaria de Comércio Exterior) and the Brazilian Secretary of Development, Industry and Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior). We also include information and statistics regarding economic growth in emerging economies obtained from the International Monetary Fund and statistics regarding gross domestic product, or GDP, growth in Brazil, the United States, Europe and Mexico obtained from independent public sources such as the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE; the U.S. Department of Commerce, Eurostat, the statistical office of the European Union; and the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía).

We have no reason to believe that any of this information is inaccurate in any material respect. However, we have not independently verified the production capacity, market share, market size or similar data provided by third parties or derived from industry or general publications.

We provide information regarding domestic apparent consumption of some of our products, based on information available from the Brazilian government, Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada), IPEA and ABIQUIM. Domestic apparent consumption is equal to domestic production plus imports minus exports. Domestic apparent consumption for any period may differ from actual consumption because this measure does not give effect to variations of inventory levels in the petrochemical supply chain.

Certain Industry Terms

As used in this annual report:

•	“production capacity ” means the annual nominal capacity for a particular facility, calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance; and

•	“ton” means a metric ton, which is equal to 1,000 kilograms or 2,204.62 pounds.

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

Our forward-looking statements may be influenced by numerous factors, including the following:

•	general economic, political and business conditions in the markets in which we operate, including demand and prices for petrochemical products;

•	interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies;

•	the cyclical nature of the global petrochemical industry;

•	competition in the global petrochemical industry;

•	prices of naphtha, ethane, propane, propylene and other raw materials;

•	international prices of petrochemical products;

•	actions taken by our major shareholders;

•	our ability to implement our financing strategy and to obtain financing on satisfactory terms;

•	our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;

•	changes in laws and regulations, including, among others, laws and regulations affecting tax and environmental matters and import tariffs in other markets in which we operate or to which we export our products;

•	future changes in Brazilian, Mexican, American and European policies and related actions undertaken by those governments;

•	a deterioration in the world economy that could negatively impact demand for petrochemicals;

•	decisions rendered in major pending or future tax, labor and other legal proceedings; and

•	other factors identified or discussed under “Item 3. Key Information—Risk Factors.”

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

v

PART I

I’TEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

The selected financial data as of December 31, 2016 and 2015 and for the three years ended December 31, 2016 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, and included in this annual report. Our audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 have been adjusted for the effects of the restatement more fully described in this annual report and in note 2.4 to our audited consolidated financial statements.

As a result of the independent internal investigation that was conducted by law firms with extensive experience in similar cases in the United States and Brazil, each an Expert Firm and, collectively, the Expert Firms, into the allegations described in note 23.3 to our audited consolidated financial statements as of December 31, 2016 in the context of the so-called Operation Car Wash (Operação Lava Jato), or the Investigation, we identified several errors in our previously issued financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015, which have been restated.

The selected financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2012 have been derived from Braskem’s accounting records and reflect the restatement of improperly classified expenses from selling and distribution expense to other expense and to correct errors in the calculation of tax payables.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2012 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

We prepare individual financial statements in accordance with the accounting practices adopted in Brazil, pursuant of Law 6,404/76 and subsequent adjustments, and of the standards issued by the Comitê de Pronunciamentos Contábeis (CPC), including for the calculation of dividends.

	For the Year Ended December 31,
	2016(1)		2016		2015 Restated		2014 Restated		2013 Restated		2012 Restated
	(in millions of US$, except per share data)		(in millions of reais, except per share data)
Statement of Operations Data:
Net sales revenue	US$	14,624,9	R$	47,664.0	R$	46,880.0	R$	45,135.9	R$	40,229.0	R$	36,160.3
Cost of products sold		(10,720.9)		(34,940.6)		(36,728.0)		(39,351.7)		(35,225.4)		(32,709.1)

Gross profit		3,904.0		12,723.4		10,152.0		5,784.2		5,003,6		3,451.2
Income (expenses):
Selling and Distribution		(432.9)		(1,410.8)		(1,083.2)		(1,037.4)		(924.6)		(932.8)
General and administrative		(453.3)		(1,477.2)		(1,280.5)		(1,195.5)		(1,002.7)		(1,071.0)
Research and development		(49.7)		(162.0)		(169.6)		(128.1)		(115.7)		(106.2)
Results from equity investments		9.2		30.1		2.2		3.9		(3.2)		(25.8)
Other operating income (expenses), net		(1,151.3)		(3,752.2)		(731.2)		42.8		(320.9)		239.9

Operating profit		1,826.0		5,951.2		6,889.7		3,469.8		2,637.5		1,555.3
Financial results:
Financial expenses		(1,095.7)		(3,571.0)		(3,163.4)		(2,716.4)		(2,534.2)		(2,037.5)
Financial income		211.8		690.1		584.9		399.9		772.0		312.2
Exchange rate variations, net		(985.1)		(3,210.4)		102.9		(84.1)		7.1		(1,678.9)

Financial expenses, net		(1,869.0)		(6,091.3)		(2,475.6)		(2,400.6)		(1,755.1)		(3,404.2)

Profit (loss) before income tax and social contribution		(43.0)		(140.0)		4,414.2		1,069.2		882.4		(1,848.9)
Current and deferred income tax and social contribution		(189.0)		(616.0)		(1,660.4)		(491.0)		(456.7)		783.1

Profit (loss) from continuing operations		(232.0)		(756.1)		2,753.8		578.2		425.7		(1,065.8)
Results from discontinued operations		8.3		26.9		6.4		0.1		15.7		281.5

Profit (loss)	US$	(223.7)	R$	(729.2)	R$	2,760.2	R$	578.2	R$	441.4	R$	(784.3)

Profit (loss) attributable to shareholders of the company	US$	(126.3)	R$	(411.5)	R$	3,001.2	R$	716.0	R$	444.1	R$	(777.1)
Loss attributable to non-controlling interest		(97.5)		(317.7)		(241.5)		(137.8)		(2.7)		(7.2)
Profit (loss) per share:
Basic:
Common shares	US$	(0.1691)	R$	(0.5511)	R$	3.7651	R$	0.8995	R$	0.5210	R$	(1.3296)
Preferred class “A” shares		(0.1691)		(0.5511)		3.7651		0.8995		0.6062		(1.3296)
Preferred class “B” shares		—		—		0.6065		0.6062		0.6062		—
Diluted:
Common shares	US$	(0.1587)	R$	(0.5173)	R$	3.7732	R$	0.8996	R$	0.5210	R$	(1.3296)
Preferred class “A” shares		(0.1587)		(0.5173)		3.7731		0.8996		0.6062		(1.3296)
Preferred class “B” shares		—		—		0.6065		0.6062		0.6062		—
ADS(2)		(0.3174)		(1.0346)		7.5464		1.7992		1.0427		(2.6592)

(1)	Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2016 for reais into U.S. dollars of R$3.2591=US$1.00.
(2)	American depositary shares (ADS) are U.S. dollar-denominated equity shares of a foreign-based company on an American stock exchange. In our case, each ADS represents two class A preferred shares.

	At and For the Year Ended December 31,
	2016(1)		2016		2015 Restated		2014 Restated		2013 Restated		2012 Restated
	(in millions of US$, except as indicated)		(in millions of reais, except as indicated)
Balance Sheet Data:
Cash and cash equivalents(2)	US$	2,421.6	R$	7,892.3	R$	7,458.2	R$	4,085.7	R$	4,335.9	R$	3,287.6
Short-term trade accounts receivable		501.4		1,634.1		2,755.7		2,409.1		2,792.3		2,326.5
Inventories(3)		1,626.1		5,299.5		6,243.7		5,688.3		5,172.4		4,102.1
Property, plant and equipment		9,001.5		29,336.7		34,100.3		29,071.0		25,410.1		21,176.8
Total assets		15,900.7		51,821.9		60,626.9		49,501.9		46,844.6		41,170.0
Short-term borrowings (including current portion of long-term borrowings)		796.1		2,594.5		1,970.0		1,419.5		1,249.6		1,836.0
Long-term borrowings		6,362.7		20,736.6		25,380.5		18,926.7		17,362.9		15,675.6
Capital		2,467.9		8,043.2		8,043.2		8,043.2		8,043.2		8,043.2
Shareholders’ equity (including non-controlling interest)		527.9		1,720.7		945.5		5,597.1		7,543.9		8,588.7
Other Financial and Operating Information:
Cash Flow Information:
Net cash provided by (used in):
Operating activities	US$	1,456.3	R$	4,746.2	R$	7,877.8	R$	3,813.1	R$	2,457.8	R$	2,571.8
Investing activities		(871.7)		(2,840.9)		(4,120.3)		(5,054.1)		(4,954.2)		(2,834.3)
Financing activities		(846.0)		(2,757.3)		(97.5)		894.4		3,614.2		633.9
Other Information:
Capital expenditures:
Property, plant and equipment		871.2		2,839.2		4,103.9		5,378.8		5,656.4		2,792.9
Investments in other companies		—		—		—		0.1		—		—
Total Sales Volume Data* (in thousands of tons):
Ethylene(4)				576.1		548.6		511.4		535.4		531.9
Propylene(4)		—		370.6		416.5		445.7		389.0		406.6
Polyethylene		—		2,729.7		2,626.9		2,386.5		2,543.7		2,530.0
Polypropylene		—		1,671.9		1,513.1		1,591.9		1,580.8		1,648.8
Polyvinyl chloride (PVC)		—		645.2		594.9		659.6		636.5		560.9

(1)	Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2016 for reais into U.S. dollars of R$3.2591=US$1.00.
(2)	Includes non-current financial investments.
(3)	Includes non-current advances to suppliers.
(4)	Includes only third-party sales.
(*)	Unaudited.

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

	Reais per U.S. Dollars
Year	High		Low		Average		Period End
2012	R$	2.112	R$	1.702	R$	1.955	R$	2.043
2013		2.446		1.953		2.161		2.343
2014		2.740		2.197		2.355		2.656
2015		4.195		2.575		3.339		3.905
2016		4.156		3.119		3.483		3.259

					Reais per U.S. Dollars
Month					High		Low
March 2017					R$	3.1735	R$	3.0765
April 2017						3.1984		3.0923
May 2017						3.3807		3.0924
June 2017						3.3362		3.2307
July 2017						3.3193		3.1256
August 2017						3.1976		3.1161
September 2017 (through September 21)						3.1389		3.0852

Source: Central Bank.

Risk Factors

Risks Relating to Our Company and the Petrochemical Industry

The cyclical nature of the petrochemical industry may reduce our net sales revenue and gross margin.

The petrochemical industry, including the global markets in which we compete, is cyclical and sensitive to changes in global supply and demand. This cyclicality may reduce our net sales revenue, increase our costs and decrease our gross margin, including as follows:

•	downturns in general business and economic activity may cause demand for our products to decline;

•	when global demand falls, we may face competitive pressures to lower our prices;

•	increases in prices of the main raw materials we use, principally naphtha, ethane and propylene; and

•	if we decide to expand our plants or construct new plants, we may do so based on an estimate of future demand that may never materialize or materializes at levels lower than we predicted.

Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase, followed by expansion of production capacity, which has resulted in oversupply and reduced prices and profit margins. Prices in the petrochemical industry follow the global petrochemical industry, and we establish the prices for the products we sell in Brazil, Latin America, the United States and the world with reference to international market prices. Therefore, our net sales revenue and gross margin are increasingly linked to global industry conditions that we cannot control, and which may adversely affect our results of operations and financial position.

Our revenue from customers is significant, and the credit risks associated with certain of these customers could adversely affect our results of operations.

We engage in a number of transactions where counterparty credit risk is a relevant factor, including transactions with customers and those businesses we work with to provide services, among others. These risks are dependent upon market conditions and also the real and perceived viability of the counterparty. The failure or perceived weakness of any of our counterparties has the potential to expose us to risk of loss in certain situations. Our revenue from our customers is significant, and the credit risks associated with certain of these customers could adversely affect our results of operations. Certain contracts and arrangements that we enter into with counterparties may provide us with indemnification clauses to protect us from financial loss. To the extent the credit quality of these customers deteriorates or these customers seek bankruptcy protection, our ability to collect our receivables, and ultimately our results of operations, may be adversely affected.

Our results may be adversely affected by increases in reserves for uncollectible accounts receivable.

We have a large balance of accounts receivable and have established a reserve for the portion of such accounts receivable that we estimate will not be collected because of our customers’ non-payment.

If the business viability of certain of our customers deteriorates or our credit policies are ineffective in reducing our exposure to credit risk, additional increases in reserves for uncollectible accounts may be necessary, which could have a material adverse effect on our cash flows and results of operations. We record an allowance for doubtful accounts in an amount we consider sufficient to cover estimated losses on the realization of our trade accounts receivable, taking into account our loss experience and the aging of our accounts receivable, but we cannot assure you that these amounts will be sufficient to cover eventual losses.

As of December 31, 2016, our total trade accounts receivable was R$2,084.9 million and the provision for doubtful accounts was R$380.6 million. Significant changes in our historical loss experience on accounts receivable which are not apparent through our aging analysis could require significant changes to our provisions for doubtful accounts, and, therefore, have an adverse effect on our results of operations and financial condition.

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

Reduced or negative growth in emerging economies resulted in decreased growth in the global economy, which increase is estimated at 3.1% in 2016, according to the International Monetary Fund. In 2016, Brazil’s GDP contracted 3.6%, as compared to a contraction of 3.8% in 2015 and growth of 0.5% in 2014, according to the IBGE. In 2016, demand for thermoplastic resins in Brazil declined by 1%.

In the United States, GDP grew by 1.6% in 2016 compared to growth of 2.6% in 2015 and growth of 2.4% in 2014, according to the U.S. Department of Commerce. In Europe, GDP grew by 1.7% in 2016 compared to growth of 2.0% in 2015 and growth of 1.4% in 2014, according to Eurostat, outpacing the United States for the first time since the 2008 financial crisis. Mexico’s GDP grew by 2.4% in 2016 compared to growth of 2.6% in 2015 and growth of 2.3% in 2014, according to Mexican Institute of Statistics and Geography.

Our ability to export to other countries is a function of the level of economic growth in those countries and other economic conditions, including prevailing inflation and interest rates. In addition, disruptions in the global balance between supply and demand may impair our ability to export our products in response to a decline in domestic demand for these products. Prolonged volatility in economic activity in our key export markets, such as South America, Europe and Asia, could continue to reduce demand for some of our products and lead to increased margin pressure by importers into Brazil, which would adversely affect our results of operations.

We face competition from producers of polyethylene, polypropylene, PVC and other petrochemical products.

We face strong competition across all of our petrochemical products. Our U.S. operations face competition in the United States from other U.S. producers of polypropylene and the other foreign producers of polypropylene that serve the United States. Our German operations face competition in Europe and the other export markets that it serves from European and other foreign producers of polypropylene. Our Mexico operations face competition from Mexican and U.S. producers of polyethylene producers. In Brazil, although only our vinyls business faces competition in Brazil, players from South America are able to export to Brazil with reduced or no import duties. In addition, producers of almost all continents have regular or spot sales to trading companies and direct customers in Brazil for petrochemicals and resins.

We generally set the prices for our second generation products sold in Brazil with reference to the prices charged for these products by foreign producers in international markets. We generally set the prices for our second generation products exported from Brazil based on international spot market prices. We set the prices for polypropylene sold in the United States and Europe based on regional market pricing. The price for polyethylene in Mexico is based on prices for the polymer in the U.S Gulf Coast region.

As a result of the announced commissioning of new ethylene capacity, particularly in the United States, in the Middle East and in China, coupled with the increased competitiveness of gas-based ethylene producers in United States as a result of their relatively lower raw material costs, we anticipate that we may experience increasing competition from other producers of second generation products in the markets in which we sell these products. In addition, the appreciation of the real against the U.S. dollar may increase the competitiveness of prices of imported products in reais, which may increase the competition in Brazil from other producers of second generation products. Some of our foreign competitors are substantially larger and have greater financial, manufacturing, technological and/or marketing resources than our company.

Higher raw materials costs would increase our cost of goods sold and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units in Brazil. Naphtha accounted, directly and indirectly, for approximately 42.7% of our consolidated cost of sales and services rendered in 2016.

Ethane and propane are the principal raw materials that we use to produce our basic petrochemical products in the Rio de Janeiro Complex and represent the principal production and operating cost of that Basic Petrochemicals Unit. Ethane and propane accounted, directly and indirectly, for approximately 0.5% and 1.2%, respectively, of our consolidated cost of sales and services rendered in 2016.

Ethane is the principal raw material that we use to produce ethylene in the Mexico Complex and represents the principal production and operating cost of the Mexico Complex. Ethane accounted, directly and indirectly, for approximately 0.6% of our consolidated costs of sales and services rendered in 2016. Propylene is the principal raw material that we use to produce polypropylene in the United States and Europe and represents the principal production and operating cost of our USA and Europe Unit. We also purchase propylene in the Brazilian market for our Brazilian polypropylene plants. Propylene accounted, directly and indirectly, for approximately 16.8% of our consolidated costs of sales and services rendered in 2016.

In Brazil, we purchase the naphtha, used by our Basic Petrochemicals Unit at prices based on the Amsterdam-Rotterdam-Antwerp naphtha price and the ethane and propane at Mont Belvieu market prices. We purchase ethane used by our Mexico Unit at prices based on the Mont Belvieu purity ethane. We purchase the propylene used in Brazil and by our USA and Europe Unit at prices based on U.S. Gulf reference price, or the USG price. We purchase refinery off gas at a price related to imported natural gas price.

The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of Brent crude oil on the Intercontinental Exchange based in London. The Amsterdam-Rotterdam-Antwerp naphtha price averaged US$385 per ton, down 17% from 2015, explained by lower oil prices. The decrease mainly reflects (i) the higher production and uncertainties concerning global supply; (ii) higher inventories, especially in the U.S. Gulf region; and (iii) lower demand for fuel production.

The Mont Belvieu prices of ethane averaged 20 cents per gallon, or US$146 per ton, increasing 7% from 2015, explained by the stronger demand resulting from logistics debottlenecking projects, which supported higher export volumes.

The U.S. Gulf (USG) price reference for propylene averaged US$759 per ton in 2016, or 12% lower than in 2015, due to the feedstock’s higher supply in the year from propane dehydrogenation, or PDH, which, despite some operating difficulties in the second half of 2016, operated at higher capacity utilization rates than in the prior year.

The European price reference for propylene averaged US$727 per ton in 2016, or 23% lower than in 2015, due to limited supply during most of 2015, when low inventories and an above-normal number of unscheduled shutdowns led to price increases in that period. The price of naphtha, ethane, propane and propylene in U.S. dollars has been, and may continue to be, volatile. In addition, fluctuations of the U.S. dollar in the future may effectively increase our naphtha or natural gas costs in reais. Any increase in naphtha, ethane, propane or propylene costs would reduce our gross margin and negatively affect our overall financial performance to the extent we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

We do not hedge against changes in the price of our principal raw materials, so we are exposed to fluctuations in the price of these primary raw materials.

Currently, we do not hedge our feedstock’s price exposure. We observed a high historical correlation between our feedstock (most notably, naphtha) and our final products (polyethylene, polypropylene and PVC, among others). Historically, fluctuations in naphtha’s price were followed by variations in the same direction in first- and second-generation petrochemical products. An eventual hedge solely in naphtha’s price would break this natural protection, which could make our results more volatile. However, considering our ongoing process of feedstock diversification, with ethane and propane representing a more significant portion of our variable costs, the natural protection described above tends to be impaired. This occurs because ethane and propane have significantly lower correlation to the price of our final products, when compared to naphtha and propylene. In the past, when this scenario has materialized, we have not been able to pass on all of the corresponding increases in our feedstocks costs, which reduce our gross margin and net income. If this impairment of our natural protection continues and we experience significant volatility in the prices of our feedstocks or final product, there could be a material adverse effect on our results of operations.

We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane, propane and propylene requirements.

Petróleo Brasileiro S.A. – Petrobras, or Petrobras, is the only Brazilian supplier of naphtha and has historically supplied approximately 70% of the naphtha consumed by our Basic Petrochemicals Unit. Petrobras currently is also our primary supplier of ethane, propane and refinery off gas and has historically supplied the ethane, propane and refinery off gas consumed at our petrochemical complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex, and our São Paulo Complex.

We are party to several propylene contracts with Petrobras refineries, which in 2016 were responsible for the supply of 36.5% of our propylene demand to produce polypropylene in Brazil. As a result of limited infrastructure in Brazil to allow the importation of propylene in large quantities and substantial costs associated with the storage and transportation of the product, we are highly dependent on the propylene supplied by Petrobras.

Thus, our production volumes and net sales revenue would likely decrease and adversely affect our overall financial performance in the event of the following:

•	significant damage to Petrobras’ refineries or to the port facilities through which Petrobras imports naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•	any termination by Petrobras of the naphtha, ethane, propane or propylene supply contracts with our company, which provide that Petrobras may terminate the contracts for certain reasons described in “Item 4. Information on the Company.”

In addition, although regulatory changes have ended Petrobras’ monopoly in the Brazilian naphtha market and have allowed us to import naphtha, any restrictions imposed on the importation of naphtha into Brazil could increase our production costs. For a discussion of additional risks related to sole-source suppliers, see “—We rely on limited or sole-source suppliers for our raw materials.”

We depend on propylene supplied by third parties in the United States and Europe.

Our reliance on third party suppliers poses significant risks to our results of operations, business and prospects. We rely upon third parties to supply our plants with propylene. We acquire propylene for our polypropylene plants in the United States under a variety of long-term supply agreements and through the spot market. As of December 31, 2016, we had long-term supply agreements with multiple suppliers. The pricing formulas for propylene under these supply agreements are generally based on market prices. A portion of the propylene supplied to our gulf coast plants is provided by a limited agreement that we formed with a leading basic petrochemicals producer, under which we acquire propylene produced by an ethylene facility of that producer in La Porte, Texas. Under the terms of the partnership agreement, the partnership has agreed to provide us with sufficient propylene to produce up to approximately 25% of our U.S. gulf coast plants’ current annual production capacity into early 2018, at prices calculated based on a cost-based formula that includes a fixed discount that declines until 2018.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide for the supply of 91% of the propylene requirements of these plants. We have two main supply agreements in Germany. One will expire in September 2021 and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties, and the other expires in December 2021. The pricing formula for propylene under these supply agreements is based on market prices.

Delays in the availability of propylene of acceptable quality, or our inability to obtain such acceptable propylene in the quantities we need or at all, may adversely affect our revenue and results of operations.

We depend on ethane supplied by Pemex TRI in Mexico.

In Mexico, Braskem Idesa has entered into a long-term supply contract to purchase ethane from Pemex Transformación Industrial (successor of Pemex Gas y Petroquímica Básica), or Pemex TRI, a state-owned Mexican company, under competitive commercial conditions. Any termination by Pemex TRI of this supply contract could have a material adverse effect on our overall financial performance. The provisions for early termination by Pemex TRI include but are not limited to (i) material breach of our obligations or failure to cure any breach of the agreement or assignment and (ii) continuous occurrence of a force majeure event or emergency shutdown.

Thus, our production volumes and net sales revenue would likely decrease and adversely affect our overall financial performance in the event of the following:

•	significant damage to Pemex TRI’s refineries or to the port facilities through which Pemex TRI would import ethane or to any of the pipelines connecting our plants to Pemex TRI’s facilities, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•	any termination by Pemex TRI of the ethane supply contract with our company, which provides that Pemex TRI may terminate the contracts for certain reasons described in “Item 4. Information on the Company.”

We rely on limited or sole-source suppliers for our raw materials.

We rely on Petrobras for most or all of our supply of naphtha, ethane, propane, refinery off gas and propylene in Brazil, few companies for our supply of propylene in our USA and Europe Unit, and Pemex TRI for our supply of ethane in Mexico. As a result, we are subject to substantial risks because of our reliance on these and other limited or sole-source suppliers, including the following risks:

•	if a supplier does not provide naphtha, ethane, propane, refinery off gas or propylene, as the case may be, that meet our or their specifications in sufficient quantities and with acceptable performance or quality on time or deliver when required, then sales, production, delivery, acceptance and revenue from our plants could be adversely affected;

•	if our relationship with a key supplier is adversely affected, for example, due to competitive pressures (or conflicting interests), we may be unable to obtain naphtha, ethane, propane or propylene, as the case may be, on advantageous financial terms;

•	if an interruption of supply of naphtha, ethane, propane, refinery off gas or propylene, as the case may be, occurs because a supplier changes its technology roadmap, suffers damage to its manufacturing facilities, decides to no longer provide those products or services, increases the price of those products or services significantly or imposes reduced delivery allocations on its customers, it could take us a considerable period of time to identify and qualify alternative suppliers;

•	some of our key suppliers are small companies with limited financial and other resources, and as a result, they may be more likely to experience financial and operational difficulties than larger, well-established companies, which increases the risk that they will be unable to deliver products as needed; and

•	if a key supplier is acquired or has a significant change in business, the production and sales of our systems and services may be delayed or adversely affected, or our development programs may be delayed or may be impossible to complete.

Delays in the availability of naphtha, ethane, propane, refinery off gas or propylene of acceptable quality, or our inability to obtain such acceptable naphtha, ethane, propane or propylene in the quantities we need or at all, may adversely affect our revenue and results of operations.

Our Polyolefins Unit and Vinyls Unit depend on our basic petrochemicals plants to supply them with their ethylene and propylene requirements.

Our Basic Petrochemicals Unit is the only supplier of ethylene to our Vinyls Unit, the only supplier of ethylene to the polyethylene plants and the principal supplier of propylene to the polypropylene plants of our Polyolefins Unit. Because the cost of storing and transporting ethylene is substantial and there is inadequate infrastructure in Brazil to permit the importing of large quantities of ethylene and propylene, our Polyolefins Unit in Brazil and our Vinyls Unit are highly dependent on the supply of these products by our basic petrochemicals plants. Consequently, our production volumes of, and net sales revenue from, polyolefins and vinyls products would decrease, and our overall financial performance would be negatively affected, in the event of the following:

•	any significant damage to the facilities of our Basic Petrochemicals Unit through which ethylene or propylene is produced, or to the pipeline or other facilities that connect our polyolefins plants or vinyls plants to our basic petrochemicals plants, whether as a consequence of an accident, natural disaster, fire or otherwise;

•	any significant reduction in the supply of naphtha to our Basic Petrochemicals Unit, as naphtha is the principal raw material used by our Basic Petrochemicals Unit in the production of ethylene and propylene; or

•	any significant reduction in the supply of ethane or propane to our basic petrochemical plant in Rio de Janeiro, as ethane and propane are the principal raw materials used in the production of ethylene and propylene.

See also “—We manufacture products that are subject to risk of fire, explosions and other hazards” below.

Any downgrade in the ratings of Brazil, our company or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.

Currently, Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or Standard & Poor’s, and Fitch Ratings Ltd., or Fitch maintain ratings of our company on a global and national basis. Moody’s Investors Service, Inc., or Moody’s, only maintains ratings of our company on a global basis. On a global basis, we maintain an investment grade rating at: (i) Standard & Poor’s of BBB- with negative outlook; (ii) Fitch Ratings of BBB- with stable outlook; and Moody’s of Ba1 with stable outlook, the latter being higher than the sovereign rating. On a national basis, we maintain investment grade rating at: (i) Standard & Poor’s as of brAAA with negative outlook and (ii) Fitch Ratings of AAA+ with stable outlook. Our credit rating is sensitive to any change in the Brazilian sovereign credit rating. The credit rating of the Brazilian federal government has been downgraded in 2015 and 2016 and is no longer investment grade. Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing, on satisfactory terms or in amounts required by us, and our liquidity and would require us to post cash collateral pursuant to our obligations or to contract letters of credit to backstop guarantees provided by us in the context of the Mexican Project.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

Odebrecht S.A., or Odebrecht, directly or through its wholly-owned subsidiary Odebrecht Serviços e Participações S.A., or OSP, owns 38.3% of our outstanding share capital, including 50.1% of our voting share capital and Petrobras holds 36.1% of our outstanding share capital, including 47.0% of our voting share capital. Nominess of Odebrecht constitute a majority of the members of our board of directors. Under a shareholders’ agreement to which OSP and Petrobras are parties, which we refer to as the Braskem S.A. Shareholders’ Agreement, we may only undertake certain actions after Odebrecht and Petrobras have reached a consensus with respect to those actions. However, Odebrecht will have the sole power to approve the business plan of our company, through the board of directors, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” As a result, Odebrecht has the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders or our board of directors—in certain instances, with the consent of Petrobras—which could affect the holders of our class A preferred shares and the American Depositary Shares, or ADSs.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras, which is our domestic supplier of naphtha and other raw materials such as propylene, ethane, propane and refinery off gas, and Odebrecht Agroindustrial, which is one of our suppliers of ethanol. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. These and other transactions between us and our affiliates could result in conflicting interests between our company and our shareholders.

We may make significant acquisitions which, if not successfully integrated with our company, may adversely affect our results of operations.

We may make significant acquisitions, which may involve risks, including the following:

•	failure to obtain the requisite approval from the applicable antitrust regulators;

•	failure of the acquired businesses to achieve expected results;

•	possible inability to retain or hire key personnel of the acquired businesses;

•	possible inability to achieve expected synergies and/or economies of scale; and

•	unanticipated liabilities.

If we are unable to integrate or manage acquired businesses successfully, we may not realize anticipated cost savings, revenue growth and levels of integration, which may result in reduced profitability or operating losses.

We may face unforeseen challenges in the operation of our Mexico Complex which could result in this business unit failing to provide expected benefits to our company.

During the first half of 2016, we concluded the construction phase of an olefins complex, or the Mexico Complex, located in the Mexican state of Veracruz. For more information about this, which we refer to as the Mexico Complex, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture—Mexico Complex.”

Braskem Idesa S.A.P.I., or Braskem Idesa, our joint venture with Grupo Idesa, S.A. de C.V., or Idesa, to develop our Mexico Complex, required significant capital expenditure. Our ability to achieve the strategic objectives of this business unit will depend largely on its successful operation. Factors that could affect the operation of this business unit include:

•	macroeconomic conditions in Mexico and demand for polyethylene;

•	the occurrence of unforeseen technical and mechanical difficulties that may interrupt production or lead to unexpected downtime of the Mexico Complex’s plants, as it is still in the ramp-up phase;

•	a stable and continuous supply of ethane in the long term; and

•	increased competition from domestic or foreign competitors and/or the emergence of new domestic or foreign competitors.

We cannot assure you that the Mexico Complex will provide the expected benefits to us. Any significant interruption could hinder or prevent the implementation of our business plan as originally conceived, and result in revenues and net income below expected.

Adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

We currently benefit from tariffs imposed by the Brazilian government on imports that allow us to charge prices for our polyolefin and vinyl products in the domestic market that include a factor based on the tariffs levied on comparable imports of those products. However, the Brazilian government has in the past used import and export tariffs to effect economic policies, with the consequence that tariffs can vary. For example, in September 2012, the Brazilian government increased import duties on 100 products related to various industries, including an increase on the import tariff for polyethylene. In October 2012, it increased the import tariff for polyethylene from 14% to 20% and in October 2013, it reduced the import tariff for polyethylene to the previous level of 14%. Adjustments of tariffs could lead to increased competition from imports and cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance. Additionally, the products we export to the United States and Europe are subject to tariffs in the amount of 6.5% in each jurisdiction, subject to certain preferences. These tariffs generally favor our products produced locally and any future adjustments to these tariff structures could negatively impact our sales in these jurisdictions. Future trade agreements entered into by Brazil, the United States or the European Union could also lead to increased competition from imports and lower domestic prices.

Our business is subject to stringent environmental regulations, and the imposition of new regulations could require significant capital expenditures and increase our operating costs.

We, like other petrochemical producers, are subject to stringent federal, state and local environmental laws and regulations concerning human health, the handling and disposal of solid and hazardous wastes and discharges of pollutants into the air and water. Petrochemical producers are sometimes subject to unfavorable market perceptions as a result of the environmental impact of their business, which can have an adverse effect on their results of operations.

Our operations in Brazil are subject to extensive federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. The Brazilian government enacted an Environmental Crimes Law in 1998 that imposes criminal penalties on corporations and individuals causing environmental damage. Corporations found to be polluting can be fined up to R$50.0 million, have their operations suspended, be prohibited from government contracting, be required to repair damage that they cause and lose certain tax benefits and incentives. Executive officers, directors and other individuals may be imprisoned for up to five years for environmental violations.

Our operations in the United States, Germany and Mexico are subject to extensive U.S., German, European and Mexican federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. U.S. environmental laws and regulations may impose liability on us for the conduct of third parties, or for actions that complied with applicable requirements when taken, regardless of negligence or fault. Of particular significance to us are (1) regulatory programs to be established to implement air quality standards under the National Ambient Air Quality Standards for ozone and fine particles promulgated by the U.S. Environmental Protection Agency, or the EPA, and (2) various legislative and regulatory measures in the United States which are under review, discussion or implementation to address greenhouse gas emissions. In Mexico, we adhere to the comprehensive responsibility program promoted by the Mexican National Chemical Industry Association (Asociación Nacional de la Industria Química de Mexico – ANIQ), which is based on the responsible care standard used in the United States and Canada.

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

Our operations are subject to hazards, such as fires, explosions and other accidents, associated with the manufacture of petrochemicals and the storage and transportation of feedstock and petrochemical products. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants or storage facilities could force us to suspend our operations temporarily and result in significant remediation costs and lost net sales revenue. See also “—Our Polyolefins Unit and Vinyls Unit depend on our basic petrochemicals plants to supply them with their ethylene and propylene requirements.”

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

In July 2015, two putative class action lawsuits were filed against us and certain of our then-current and former officers and directors, or the Defendants, in the United States District Court for the Southern District of New York. The lawsuits were subsequently consolidated under the caption In re Braskem, S.A. Securities Litigation, No. 15-cv-5132. In November 2015, Boilermaker-Blacksmith National Pension Trust, or the Lead Plaintiff, filed a consolidated class action complaint, which asserted claims under Section 10(b) and Section 20(a) of the Exchange Act, on behalf of a putative class of purchasers of our American Depositary Receipt, or ADRs, from June 1, 2010 to March 11, 2015. In the operative complaint, the Lead Plaintiff alleges that the Defendants made misrepresentations or omissions that inflated the price of our stock in violation of U.S. securities laws. We filed a motion to dismiss on July 6, 2016. On March 31, 2017, the court ruled on the motion to dismiss, granting it in part and denying it in part. With respect to the remaining claims, the class action is now in the discovery stage. The parties are also currently engaged in settlement negotiations and have signed a proposed settlement agreement and submitted it to the U.S. court for preliminary approval on September 14, 2017. Under the terms of the proposed settlement, we would pay US$10million to resolve all claims of the settlement class consisting of purchasers of our ADRs during the period from July 15, 2010 through March 11, 2015, that arise out of or relate to the subject matter of the class action, with the exception of any such claims belonging to purchasers who file valid and timely requests to opt out of the settlement class. We have made no admission of any wrongdoing or liability as part of the proposed settlement, and it is subject to a number of conditions, including court approval. Furthermore, we may be named as a defendant in other legal actions, and we may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in this securities class action and any other related actions that may arise in the future. This litigation has required and may continue to require significant time and attention in the future. For more information about our legal proceedings, see “Item 8. Financial Information—Legal Proceedings.”

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

While our energy risk policy dictates that we purchase energy in advance at fixed prices through long-term contracts, the majority of Brazilian power generation capacity is provided by hydroelectric generation facilities. If the amount of water available to energy producers becomes scarce due to drought or diversion for other uses, the cost of energy may increase. Such conditions could have a material adverse effect on our sales and margins.

We could be materially adversely affected by the impacts of the Global Settlement.

In the context of allegations of improper payments in connection with the so-called Operation Car Wash in Brazil, we engaged the Expert Firms to conduct the Investigation and report their findings. We have cooperated with governmental authorities in several jurisdictions, including the U.S. Department of Justice, or the DoJ, the U.S. Securities and Exchange Commission, or the SEC, Brazil’s Federal Prosecutor’s Office (Ministério Público Federal), or the MPF, and Switzerland’s Office of the Attorney General, or the OAG. On December 14, 2016, we entered into a leniency agreement with the MPF, or the Leniency Agreement, which was ratified by the competent Brazilian court on June 6, 2017. On December, 21, 2016, we filed a plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging our company with conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act, or the FCPA. On the same date, we consented to the entry of a final judgment in a civil action brought by the SEC based on civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. The competent federal courts in the United States approved the DoJ and SEC resolutions on January 26, 2017 and February 28, 2017, respectively. In addition, on December 21, 2016, the OAG closed its investigation of these matters. We refer to these actions as the Global Settlement.

Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of approximately US$957 million (equivalent to approximately R$3.1 billion).

Of the total amount payable pursuant to the Global Settlement, we have already paid approximately R$1.3 billion, as follows:

•	US$94.9 million (R$296.6 million) to the DoJ on February 8, 2017;

•	US$65.0 million (R$206.5 million) to the SEC on April 27, 2017;

•	CHF30.2 million (R$104.3 million) to the OAG on June 27, 2017; and

•	R$736.4 million to the MPF on July 6, 2017.

The aggregate amount of approximately R$1.8 billion outstanding pursuant to the Global Settlement will be paid in the following manner:

•	CHF64.3 million to the OAG in four equal annual and successive installments of CHF16.1 million due on June 30 of each year commencing in 2018; and

•	approximately R$1.6 billion to the MPF in six equal annual installments, adjusted for inflation by the variation in the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, due on January 30 of each year commencing in 2018. As guarantee for payment of the outstanding installments, Braskem has provided fixed assets in an amount corresponding to one annual installment.

The Global Settlement may have a material adverse effect on our business, reputation, financial condition, financial instruments and operational results, as well as on the liquidity and price of our securities, including our class A preferred shares and ADSs. Furthermore, the negative publicity resulting from the Global Settlement, the facts made public through our plea agreement in the United States, and the facts that will be made public when the Leniency Agreement with the MPF is ultimately disclosed, could have a material adverse impact on our business, including reducing the demand for our products, our financial instruments and other effects that currently cannot be estimated or measured. In addition, other authorities with jurisdiction over our company may seek to impose additional monetary sanctions or fines or commence new investigations against us. Finally, as a result of the Global Settlement, we may be barred from entering into certain agreements with governmental authorities, and may be subject to increased operating costs in connection with our obligations to improve our governance and anti-corruption practices, including the cost of required external monitorship.

Under the terms of the Global Settlement, we are required to cooperate with these governmental authorities and improve our governance and anti-corruption compliance practices. We will also be subject to external monitorship for a period of three years, during which time the monitor will assess compliance with the Global Settlement, including the effectiveness of our internal controls, policies and procedures to reduce the risk of any anti-corruption violations. The monitorship period may be terminated early or extended for up to one year at the authorities’ discretion depending on our compliance with the Global Settlement. We have retained monitors pursuant to the provisions of the Global Settlement, and they have been approved by the relevant authorities. The monitors may recommend changes to our policies and procedures, which we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives that the authorities may choose to accept. Operating under the oversight of the monitors will likely require the assumption of additional responsibilities by members of our management. We currently cannot estimate the costs that we are likely to incur in connection with compliance with the Global Settlement, including the implementation of the recommended changes, if any, to our policies and procedures as required by the monitors. However, the costs of the monitorship could be significant and could negatively impact our company by requiring the efforts of our management team, diverting attention from our ordinary business operations.

Compliance and Control Risks

We could be materially affected by violations of the U.S. Foreign Corrupt Practices Act, the Brazilian Anti-Corruption Law and similar anti-corruption laws.

We, our subsidiaries and our joint venture partners are subject to a number of anti-corruption laws, including Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, which became effective on January 28, 2014, the U.S. Foreign Corrupt Practices Act, or the FCPA, and various other anti-corruption and anti-bribery laws of other jurisdictions.

The FCPA, the Brazilian Anti-Corruption Law and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners, injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We are exposed to behaviors of our employees and non-employees that may be incompatible with our ethics and compliance standards, and failure to timely prevent, detect or remedy any such behavior and/or process vulnerabilities may have a material adverse effect on our results of operations and financial condition.

Our business, including our relationships with third parties, is guided by ethical principles. We have adopted a Policy on Compliance in Acting Ethically with Integrity and Transparency, and several internal policies designed to guide our management, employees and counterparties and reinforce our principles and rules for ethical behavior and professional conduct. We maintain an independent whistleblower channel (denominated “Ethics Line”) managed by a third party available for employees and non-employees (including third parties). Every whistleblower complaint is investigated and submitted for evaluation by our Ethics Committee.

We are subject to the risk that our employees, counterparties or any person doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal or business advantage. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. We have in place a robust Compliance and Anti-Corruption Program being implemented through every area of our company, including several processes for identifying, monitoring and mitigating these risks, but such program may not be completely effective.

As a result of the Investigation, we determined that material weaknesses in our internal control over financial reporting as of December 31, 2016 existed. We identified material weaknesses related to (i) our control environment and anti-corruption compliance controls and programs designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws, (ii) the review and approval of reconciliation and manual payments, and (iii) the review of the ledger accounts used to record accruals and payments of commissions. These material weaknesses were identified primarily because a number of deficiencies in controls and errors were detected during the Investigation.

We subsequently identified an additional material weakness related to (iv) the review and monitoring over in-transit inventory for naphtha imports processed by our subsidiary, Braskem Netherlands. This material weakness was identified during the financial statement audit performed for Braskem Netherlands. And we additionally identified a material weakness related to (v) classification between long and short-term debt obligations in Braskem’s subsidiary, Braskem Idesa.

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We are currently implementing several remediation efforts to improve our governance and compliance systems. See “Item 4. Information on the Company—Compliance.” However, such improvements may not be completely effective, and certain of our employees and non-employees may behave in a manner that is incompatible with our ethics and compliance standards. In addition, we may make accounting errors in our future financial reporting, and we cannot be certain that in the future additional material weaknesses in our internal control over financial reporting will not exist. Any failure—real or perceived—to follow our compliance principles or to comply with applicable governance or regulatory obligations could harm our reputation and image, limit our ability to obtain financing and otherwise have a material adverse effect on our results of operations and financial condition.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and could affect our ability to make principal and interest payments on our debt obligations.

Any default under the agreements governing our indebtedness that is not cured or waived by the required lenders could result in the holders of any such indebtedness accelerating the payment of amounts outstanding, which could make us unable to pay principal and interest on those and other debt obligations. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness (including covenants in the project finance debt related to our Mexico Complex), we could be in default under the terms of such agreements. In the event of such default:

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•	the lenders under such agreements could elect to terminate their commitments thereunder and cease making further loans; and

•	we could be forced into bankruptcy or liquidation.

Although our Mexico Complex is fully operational and Braskem Idesa has satisfied and continues to satisfy its debt service requirements and all other payment obligations under its US$3,194 million senior secured Syndicated Facility on a timely basis, certain defaults have occurred and are continuing thereunder. These defaults give the creditors thereunder the right to vote to accelerate their debt under this facility and exercise their remedies in respect of the collateral for the facility, including the Mexico Complex and the outstanding shares of Braskem Idesa. Braskem Idesa has submitted requests for waiver of these defaults to and is currently negotiating such waiver with the intercreditor agent for this facility. However, there can be no assurance that the intercreditor agent and the lenders will agree to extend such waiver, or if they agree to extend such waiver, whether the waiver will include additional obligations with which Braskem Idesa would be required to comply.

We may in the future need to obtain waivers under our other indebtedness to avoid being in default. If we breach any covenants under any of our debt instruments and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under such agreements, the lenders could exercise their rights or remedies, as described above, and we could be forced into bankruptcy or liquidation.

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

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Car Wash investigation, which is being conducted by the Federal Prosecutor’s Office, and its impact on the Brazilian economy and political environment. Certain members of the Brazilian government and of the legislative branch, as well as former senior officers of the state-owned oil company and our shareholder Petrobras have faced allegations of political corruption. These government officials and former senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including our controlling shareholder Odebrecht S.A. We cannot currently predict how the Car Wash investigation and any future decisions and actions by authorities in relation to our shareholders, may impact our company. The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal, state and city governments that were unaccounted for or not publicly disclosed, as well as served to personally enrich the recipients of the bribery scheme. As a result of the ongoing Car Wash investigation, a number of senior politicians, including congressman and officers of the major state-owned companies in Brazil resigned or have been arrested. Senior elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during the Car Wash investigation.

The potential outcome of these investigations is uncertain, but they have adversely affected and we expect that they will continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers. We cannot predict whether the allegations will lead to further political and economic instability or whether new allegations against government officials or other companies in Brazil will arise in the future. In addition, we can neither predict the outcome of any such allegations nor their effect on the Brazilian economy. The development of those unethical conduct cases could have a material adverse effect.

In addition, the Brazilian economy continues to be subject to the effects of the outcome of Operation Car Wash. In May 12, 2016, the Brazilian Senate voted to begin its review of the impeachment proceedings against President Dilma Rousseff, who was suspended from office. After the legal and administrative process for the impeachment, Brazil’s Senate removed President Dilma Rousseff from office on August 31, 2016 for infringing budgetary laws. Michel Temer, the former vice president, who has run Brazil since Ms. Rousseff’s suspension in May 2016, was sworn in by the Senate to serve out the remainder of the presidential term until 2018. However, in May 2017, President Michel Temer was accused of alleged political corruption in connection with the ongoing Operation Car Wash. The resolution of the political and economic crisis in Brazil depends on the outcome of Operation Car Wash, including current investigations into President Michel Temer’s alleged involvement, and approval of reforms that are expected to be promoted in due course. The President of Brazil has power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, including us. The impeachment proceedings against President Dilma Rousseff have adversely affected, and we expect that they, together with the potential for future impeachment proceedings against President Michel Temer, will continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers, including us. We cannot predict the effects of the recent and potential future impeachment proceedings and the current ongoing political uncertainties on the Brazilian economy.

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

These taxes on feedstock purchase were set at a rate of 5.6% for naphtha and 9.25% for other feedstocks prior to June 2013, were lowered to 1% in 2015, increased to 3% in 2016 and 5% in 2017 and will be increased to 5.6% in 2018. We cannot predict or control which policies will be renewed or discontinued and whether future changes to Brazilian industrial policy will be proposed and enacted in the future. If industrial policies that benefit us expire, or policies detrimental to us are implemented, our business, results of operations and financial condition may be adversely affected.

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

The Brazilian currency has been devalued on several occasions. Throughout the last several decades, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real depreciated by 8.9% against the U.S. dollar during 2012, by 14.6% during 2013, by 13.4% during 2014, by 47.0% during 2015 and appreciated by 16.5% during 2016.

Depreciation of the real relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$18,176.3 million (US$5,577.1 million) as of December 31, 2016, representing 77.9% of our consolidated indebtedness, net of transaction costs. This indebtedness does not include (i) an aggregate amount of R$852.6 million (US$261.6 million) outstanding as of December 31, 2016 in connection with derivatives transactions [(including interest rate swaps, exchange rate swaps and currecny options) and (ii) an aggregate amount of R$10,437.8 million (US$3,202.7 million) outstanding as of December 31, 2016 in connection with the Braskem Idesa Financing (as defined elsewhere in this annual report), which includes an aggregate amount of R$302.6 million (US$92.8 million) outstanding as of December 31, 2016, related to a guarantee by Braskem S.A. of the Braskem Idesa Working Capital Facility (as defined elsewhere in this annual report). For more information regarding this facility, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Short-Term Indebtedness.” As of December 31, 2016, we had R$3,407.8 million (US$1,045.6 million) in foreign currency-denominated cash and cash equivalents, not including the aggregate amount of R$201.6 million (US$61.9 million) of Braskem Idesa’s cash and cash equivalents.

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

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. Naphtha accounted, directly and indirectly, for 42.7% of our consolidated cost of sales and services rendered in 2016. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais may decrease to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, reached 2,708% in 1993. Although inflation rates have been substantially lower since 1995 than in previous periods, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were 8.1% in 2012, 5.5% in 2013, 3.8% in 2014, 10.7% in 2015 and 7.2% in 2016. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation. Increasing prices for petroleum, the depreciation of the real and future governmental measures seeking to maintain the value of the real in relation to the U.S. dollar may trigger increases in inflation in Brazil. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which would lead to reduced demand for our products in Brazil and decreased net sales revenue. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our real-denominated debt may increase, causing our net income to be reduced. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets. Any decline in our net sales revenue or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our securities, including class A preferred shares and the ADSs.

Fluctuations in interest rates could raise the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2016, we had, among other debt obligations, R$1,525.2 million of loans and financing that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP; R$1,736.6 million of loans and financing that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate; R$602.6million of loans and financing that were subject to the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia), or SELIC; and R$2,571.7 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

The TJLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TJLP, the CDI and the SELIC rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

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

Our foreign-currency debt denominated in U.S. dollars represented an aggregate of 77.9% of our indebtedness on a consolidated basis as of December 31, 2016, including transaction costs. This indebtedness does not include (i) the aggregate amount of R$852.6million (US$261.6 million) outstanding as of December 31, 2016 in connection with derivatives; and (ii) the aggregate amount of R$10,437.8 million (US$3,202.7 million) outstanding as of December 31, 2016 in connection with the Braskem Idesa Financing, which includes the aggregate amount of R$302.6 million (US$92.8 million) outstanding as of December 31, 2016 related to the Braskem Working Capital Facility, for which Braskem S.A. is guarantor. For more information regarding this facility, see “—Indebtedness and Financing Strategy—Short-Term Indebtedness.” If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our securities, including class A preferred shares and the ADSs.

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

Risks Relating to Mexico

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. On December 1, 2012, Mr. Enrique Peña Nieto, a member of the Revolutionary Institutional Party (Partido Revolucionario Institucional, or PRI), formally assumed office for a six-year term as the President of Mexico. As of the date of this annual report, no single political party has a majority in either chamber of the Mexican Congress. The absence of a clear majority and the lack of alignment between the legislature and the administration could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have an adverse effect on Mexican economic policy. We cannot assure you that the current political situation or future developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations. Further, we cannot assure you that any new government policies will not adversely affect our business, financial condition or results of operations.

Political and economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.

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

Furthermore, our long-term supply agreement to purchase ethane from Pemex TRI, a state-owned Mexican company, could be terminated or jeopardized by them as a result of expropriation measures or change in laws regulations by the Mexican government. Any termination or interruption of this supply agreement could have a material adverse effect on our results of operations or financial condition.

Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.

The Mexican economy and the market value of Mexican companies may be, to varying degrees, affected by economic and market conditions globally, in other emerging market countries and major trading partners, in particular the United States. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, increased economic activity between the two countries, and the remittance of funds from Mexican immigrants working in the United States to Mexican residents. Therefore, adverse economic conditions in the United States, the termination of, or modifications to, NAFTA or other related events could have a significant adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our financial performance.

Mexico has experienced a period of increasing criminal activity, which could affect our operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that Pemex TRI, our principal supplier in Mexico, produces. In response, the Mexican government has implemented various security measures and strengthened its military and police forces aimed at decreasing incidents of theft and other criminal activity directed at petrochemical facilities and petrochemical products. Despite these efforts, criminal activity continues to exist in Mexico, some of which may target our facilities and products, including thefts of our products while transported by truck or rail, or those of Pemex TRI and other suppliers. These activities, their possible escalation and the violence associated with them may have a negative impact on our financial condition and results of operations.

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

Under the Brazilian Corporation Law and our by-laws, holders of our class A preferred shares and, consequently, the ADSs are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of class A preferred shares, such as modifying basic terms of our class A preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council, depending on specific circumstances provided in the Brazilian Corporation Law. Holders of our class A preferred shares and the ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends. However, if we do not pay dividends for three consecutive years, holders of our class A preferred shares and the ADSs will be granted voting rights. See “Item 10. Additional Information—Description of Our Company’s By-laws—Voting Rights.”

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

Restrictions on the movement of capital out of Brazil may impair the ability of holders of our shares, ADSs and debt securities to receive payments on their respective obligations or guarantees and may restrict our ability to make payments in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars, and consequently our ability to meet our U.S. dollar obligations under our shares, ADSs and the guarantees we granted pursuant to our outstanding senior notes, and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.

The foreign exchange policy of Brazil may affect the ability of Braskem to make money remittances outside Brazil in respect of our equity securities or debt securities.

Under current Brazilian regulations, Brazilian companies are not required to obtain authorization from the Central Bank in order to make payments under guarantees in favor of foreign persons, such as the holders of our shares, ADSs or the outstanding senior notes. We cannot assure you that these regulations will continue to be in force in the event that Braskem is required to perform its payment obligations under its shares, ADSs or the guarantees under our outstanding senior notes. If these regulations or their interpretation are modified and an authorization from the Central Bank is required, Braskem would need to seek an authorization from the Central Bank to transfer the amounts under such obligations out of Brazil or, alternatively, make such payments with funds held by Braskem outside Brazil. We cannot assure you that such an authorization will be obtained or that such funds will be available. If such authorization is not obtained, we may be unable to make payments to holders of our shares, ADSs and/or the applicable senior notes in U.S. dollars. If we are unable to obtain the required approvals, if needed for the payment of amounts owed by Braskem through remittances from Brazil, we may have to seek other lawful mechanisms to effect payment of amounts due under the shares, ADSs or the senior notes. However, we cannot assure you that other remittance mechanisms will be available in the future, and even if they are available in the future, we cannot assure you that payment on the outstanding senior notes would be possible through such mechanism.

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

Judgments of Brazilian courts enforcing Braskem’s obligations under our equity securities or the guarantees would be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations under our shares, ADSs, the guarantees under our outstanding senior notes or our other indebtedness, we would not be required to discharge our obligations in a currency other than reais. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under such shares, ADSs, guarantees or other indebtedness would be expressed in reais. We cannot assure you that this amount in reais will afford the holders of the shares, ADSs, senior notes or our other indebtedness full compensation of the amount sought in any such litigation.

Actual or anticipated sales of a substantial number of class A preferred shares could decrease the market prices of our class A preferred shares and the ADSs.

Sales of a substantial number of our class A preferred shares could negatively affect the market prices of our class A preferred shares and the ADSs. If substantial sales of shares are made through the securities markets by our controlling shareholders or other class A preferred shares, the market price of our class A preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

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

Economic developments and investor perceptions of risk in other countries, including both in developed or emerging market economies, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs, as well as any outstanding debt securities.

The market value of securities of Brazilian issuers is affected in varying degrees by economic and market conditions in other countries, including in developed countries, such as the United States and certain European countries, and in emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. The price of shares traded in the Brazilian capital markets, for instance, has been historically subject to fluctuation of interest rates in the United States and the variation in the main U.S. stock exchanges. Moreover, crises in other emerging countries may diminish investor interest in securities of Brazilian issuers, including our common shares and ADSs and our debt securities. This could adversely affect the market price of our common shares, ADSs and outstanding debt securities and could also make it more difficult for us to access capital markets, affecting our ability to finance our operations on acceptable terms.

Recently, heightened volatility in the Brazilian market was due to, among other factors, uncertainties regarding adjustments to the implication of U.S. elections, U.S. monetary policy, the so-called BREXIT and their consequences on international financial markets, increased aversion to risk in emerging countries, and uncertainties regarding macroeconomic and political conditions. On January 20, 2017, Donald Trump became the President of the United States. We have no control over and cannot predict the effects of Donald Trump’s administration or policies. In addition, we are exposed to disruption and volatility of global financial markets due to their effects on the economic and financial environment, particularly in Brazil, such as economic downturn, increased unemployment rate, decreased purchasing power of consumers and unavailability of credit.

These disruptions or volatility in global financial markets may increase even further the negative effects on the Brazilian economic and financial environment, adversely affecting us.

Because Braskem Finance Limited has no operations of its own, holders of our outstanding senior notes issued by Braskem Finance Limited must depend on Braskem to provide Braskem Finance Limited with sufficient funds to make payments on these notes when due.

Braskem Finance Limited, a wholly-owned subsidiary of Braskem incorporated in the Cayman Islands, has no operations other than the issuing and making payments on its senior notes and other indebtedness ranking equally with these senior notes, and using the proceeds therefrom as permitted by the documents governing these issuances, including lending the net proceeds of the senior notes and other indebtedness incurred by Braskem Finance Limited to Braskem and subsidiaries of Braskem. Accordingly, the ability of Braskem Finance Limited to pay principal, interest and other amounts due on the outstanding senior notes issued by it and other indebtedness will depend upon our financial condition and results of operations and our subsidiaries that are creditors of Braskem Finance Limited. In the event of an adverse change in our financial condition or results of operations and our subsidiaries that are creditors of Braskem Finance Limited, these entities may be unable to service their indebtedness to Braskem Finance Limited, which would result in the failure of Braskem Finance Limited to have sufficient funds to repay all amounts due on or with respect to the outstanding senior notes.

Payments on Braskem’s guarantees will be junior to Braskem’s secured debt obligations and effectively junior to debt obligations of Braskem’s subsidiaries and jointly controlled companies.

The outstanding senior notes are fully guaranteed by Braskem on an unsecured basis. The Braskem guarantees will constitute senior unsecured obligations of Braskem. The guarantees will rank equal in right of payment with all of Braskem’s other existing and future senior unsecured indebtedness. Although the guarantees will provide the holders of the senior notes with a direct, but unsecured claim on Braskem’s assets and property, payment on the guarantees will be subordinated to secured debt of Braskem to the extent of the assets and property securing such debt.

Upon any liquidation or reorganization of Braskem, any right of the holders of the notes, through enforcement of Braskem’s guarantees (i) to participate in the assets of Braskem, including the capital stock of its subsidiaries and jointly controlled entities, will be subject to the prior claims of Braskem’s secured creditors, and (ii) to participate in the assets of Braskem’s subsidiaries and jointly controlled entities, and will be subject to the prior claims of the creditors of such subsidiaries and jointly controlled entities. The indentures relating to the outstanding senior notes include a covenant limiting the ability of Braskem and its subsidiaries to create or suffer to exist liens, although this limitation is subject to significant exceptions.

As of December 31, 2016, Braskem had (1) consolidated corporate debt, net of transaction costs, of R$23,331.1 million (US$7,158.7 million), and (2) consolidated debt related to our Mexico Complex of R$10,437.8 million (US$3,202.7 million). Of the consolidated corporate debt, R$4,403.5 million (US$1,351.1 million) was unsecured debt of Braskem S.A., R$2,867.1 million (US$879.7 million) was secured debt of Braskem S.A., R$16,060.5 million (US$4,927.9 million) was debt of Braskem’s subsidiaries and special purpose entities (other than Braskem Idesa S.A.P.I.). The Braskem Idesa Working Capital Facility in the aggregate amount of R$302.6 million (US$92.8 million) outstanding as of December 31, 2016 was secured by Braskem S.A.,.

Braskem conducts a portion of its business operations through subsidiaries and jointly controlled companies. In servicing payments to be made on its guarantees of the outstanding senior notes, Braskem may rely, in part, on cash flows from its subsidiaries and jointly controlled companies, mainly in the form of dividend payments and interest on shareholders’ equity. The ability of these subsidiaries and jointly controlled entities to make dividend payments to Braskem will be affected by, among other factors, the obligations of these entities to their creditors, requirements of Brazilian corporate and other law, and restrictions contained in agreements entered into by or relating to these entities. In the event that these subsidiaries and jointly controlled entities fail to make dividend payments to Braskem due to insufficient cash flows, Braskem may be required to utilize its own cash flow to service payments on its outstanding senior notes.

Braskem’s obligations under the guarantees under the outstanding senior notes are subordinated to certain statutory preferences.

Under Brazilian law, Braskem’s obligations under the guarantees under the outstanding senior notes are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial reorganization of Braskem, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and holders of the outstanding senior notes may be unable to collect amounts that they are due under the outstanding senior notes.

Brazilian bankruptcy laws may be less favorable to holders of our shares, ADSs and outstanding senior notes than bankruptcy and insolvency laws in other jurisdictions.

If we are unable to pay our indebtedness, including our obligations under the shares, ADSs and guarantees under the outstanding senior notes, then we may become subject to bankruptcy proceedings in Brazil. The bankruptcy laws of Brazil currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions. For example, holders of our outstanding debt securities may have limited voting rights at creditors’ meetings in the context of a court reorganization proceeding. In addition, any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the real equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered, or (3) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of our bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into reais at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure you that such rate of exchange will afford full compensation of the amount invested in our outstanding debt securities plus accrued interest.

ITEM 4. INFORMATION ON THE COMPANY

According to IHS we are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 29 plants in Brazil, six plants in the United States, two plants in Germany and four plants in Mexico as of December 31, 2016. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and PVC. We are also the ninth largest Brazilian company, based on net revenue in 2016, according to the magazine Revista Exame – Maiores e Melhores.We recorded net sales revenue of R$47,664.0 million and a net loss of R$729.2 million during the year ended December 31, 2016.

As of December 31, 2016, our business operations were organized into five business units, which corresponded to our principal production processes, products and services. Our business units were as follows:

•	our Basic Petrochemicals Unit, which includes our production and sale of basic petrochemicals at the petrochemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex, the petrochemical complex located in Triunfo in the State of Rio Grande do Sul, or the Southern Complex, the petrochemical complex located in Capuava in the State of São Paulo, or the São Paulo Complex and the petrochemical complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex, and our supply of electricity produced at these complexes to second generation producers, including producers owned or controlled by us. This segment accounted for net sales revenue of R$25,062.6 million, or 42.6% of our consolidated net sales revenue of all reportable segments, including net sales to our other business units;

•	our Polyolefins Unit, which includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene produced by our company in Brazil. This segment accounted for net sales revenue of R$20,307.4 million, or 34.5% of our consolidated net sales revenue of all reportable segments, including net sales to our other business units;

•	our USA and Europe Unit, which includes our production, operations and sale of polypropylene in the United States and Germany. This segment accounted for net sales revenue of R$8,896.1 million, or 15.1% of our consolidated net sales revenue of all reportable segments, including net sales to our other business units;

•	our Mexico Unit, which includes our production, operations and sale of ethylene, HDPE and LDPE in Mexico. This segment accounted for net sales revenue of R$1,586.9 million, or 2.7% of our consolidated net sales revenue of all reportable segments, including net sales to our other business units;

•	our Vinyls Unit, which includes our production and sale of PVC and caustic soda. This segment accounted for net sales revenue of R$3,016.4 million, or 5.1% of our consolidated net sales revenue of all reportable segments, including net sales to our other business units;

Approximately 43.4%, 48.9% and 48.0% of our net sales revenue in 2014, 2015 and 2016, respectively, was derived from our Brazilian operations, and 56.6%, 51.1% and 52.0% of our net sales revenue in 2014, 2015 and 2016 was derived from our international operations (including exports from Brazil). We expect this process of internationalization to continue, especially with the ramp up of our Mexican operations.

Strategy of Our Company

Our strategic objective is to satisfy our customers in the plastics value chain and the chemical industry in Brazil and the Americas, while maximizing return on the capital invested by shareholders.

The key elements of our strategy include:

•	Differentiation of Our Business. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our local customers, we can foster customer loyalty even during periods of lower demand. For instance, we offer our local customers more flexible delivery options and credit terms than importers, which typically offer deliveries only through port facilities financed through letters of credit. Our growth strategy is centered on increasing the consumption of our products, enabling customers to substitute non-plastic materials with thermoplastic resins. We are seeking to establish close, long-term relationships with our customers and are committed to providing technological support and solutions to our customers, through our research and/or development centers, which include the following: (1) Innovation and Technology Center in Triunfo, Rio Grande do Sul, Brazil; (2) Innovation and Technology Center in Pittsburgh, Pennsylvania, United States; (3) Renewable Chemicals Research Center in Campinas, São Paulo, Brazil; (4) Process Technology Development Center in Mauá, São Paulo, Brazil; (5) European Technical Center in Wessling, Bavaria, Germany; and (6) Mexican Technical Center in Nanchital, Vera Cruz, Mexico, which develop processes, products and applications for many industrial sectors and which, as of December 31, 2016, collectively had 302 employees.

In addition, in order to maintain our leadership position in the industry, we intend to improve the productivity and competitiveness of our current operations, maintain high standards of safety indicators and ensure maximum operational performance in terms of reliability, production optimization, cost reduction opportunities, investment discipline and improvements in our industrial processes.

•	Acquisition of Feedstocks at Competitive Prices and Diversification of Feedstock. In order to obtain feedstocks at competitive prices, we are constantly seeking to diversify our feedstock profile and to negotiate purchases of feedstocks at competitive prices.

As a result of rising natural gas production and related production of natural gas liquids, several companies have announced plans to build PDH plants, which would produce on-purpose propylene. We have secured an approximately 15-year propylene agreement with Enterprise Products Partners L.P., or Enterprise Products, which is currently building a PDH plant in Texas with an annual capacity of 750,000 tons. We expect this agreement with an established producer to provide us with a competitive, long-term supply of propylene, using shale gas and other nontraditional sources as its feedstock. This plant is expected to commence operations by the end of 2017. Under this arrangement, the pricing of these contracts will be based on market prices for propane and other market costs.

With respect to the diversification of our feedstock profile, in April 2016 we commenced commercial operations of our Mexico Complex, which includes a cracker using ethane as feedstock and three integrated polyethylene plants with annual capacity of 1.05 million tons. Developed through a joint venture with Idesa, Braskem Idesa has entered into a long-term supply contract to purchase ethane from Pemex TRI, under competitive commercial conditions.

In March 2016, our board of directors approved a project with an expected investment of R$380 million to enable the use of up to 15% of ethane as raw material in the Northeastern Complex in Brazil. This project will modernize this industrial unit and improve the port infrastructure. We expect to complete this modernization in the second half of 2017. Furthermore, we entered into a long-term ethane supply agreement with a U.S. company with pricing based on the Mont Belvieu market prices.

•	Expansion in Selected International Markets. As part of the continuous evaluation of our business and plans, we regularly consider a range of strategic options and transactions. From time to time, we consider a variety of potential strategic transactions to expand our presence in the global petrochemicals market. We plan to expand the production capacity of our business units during the next several years by constructing new facilities (greenfield projects) with access to competitive feedstock sources independently or in conjunction with third parties and/or through the acquisition of petrochemical producers that currently compete with us or produce complementary products.

During 2016, we progressed studies on a project to build a new polypropylene plant at our site in La Porte, Texas, or the La Porte Project, which was approved by our board of directors on June 21, 2017.With an approved investment of up to US$675 million, the La Porte Project will add 450 kt of annual polypropylene production capacity to our portfolio, with startup expected in 2020.

The La Porte Project is aligned with our strategy to diversify our feedstock profile and expand geographically in the Americas, and it will strengthen our leadership position in polypropylene production in the United States.

•	New Business Opportunities. We seek to pursue new business opportunities by developing new and specialized products and technologies, including the following:

•	We have expanded and converted one of our polyethylene production lines in Bahia to produce metallocene-based linear low density polyethylene. This resin has distinctive characteristics for the flexible packaging industry, including greater resistance to impact and punctures, higher polish and greater transparency. This production line commenced operations in the fourth quarter of 2014;

•	In January 2017, we commenced production of UTEC®, our Ultra High Molecular Weight Polyethylene (UHMWPE) produced at our plant in La Porte, Texas. UTEC is an engineered polymer with advanced mechanical properties, such as high abrasion resistance, impact strength and low coefficient of friction and is developed and produced through our proprietary technologies. UTEC is a self-lubricating, high-strength, lightweight machinable product used for semi-finished goods in a vast array of applications and industries. It is eight times lighter than steel and lasts ten times longer than High-Density Polyethylene (HDPE);

•	We are continuously evaluating opportunities to improve our existing products and to act as partner or supplier in connection with the manufacture of new value-added products; and

•	We are seeking a strong position in the technological development of chemicals from renewable resources and/or using production processes that generate fewer emissions by investing in research, development and technological innovation.

History and Development of Our Company

Our business began when the Odebrecht Group (comprised of Odebrecht S.A. and its subsidiaries) and Mariani Group acquired control of Copene, a raw materials petrochemical complex in Camaçari, in July 2001, and then subsequently integrated their assets in the petrochemical sector with Copene. From 2001 to 2004, we underwent a corporate reorganization and merged many recently acquired companies. In addition, we acquired Polialden in 2005 and Politeno in 2006.

Through a partnership with Petrobras, we began consolidating the Southern Complex in Brazil in March 2007 with the acquired petrochemical assets from the Ipiranga group. In November 2007, we signed an agreement with Petrobras and Odebrecht, which required them to contribute part of their assets in the petrochemical sector to Braskem. In September 2008, Ipiranga Petroquímica, Petroquímica Paulínia and the spun-off portion of Ipiranga Química were merged into our company. In May 2009, our merger with Triunfo was approved.

In January 2010, we announced the acquisition of Quattor in order to strengthen the Brazilian petrochemical sector and establish ourselves among the five largest and most competitive petrochemical companies in the world. In February 2010, we announced the acquisition of the polypropylene assets of Sunoco Chemicals, the fourth largest producer of this resin in the United States. This acquisition represented an important step towards strengthening our internationalization strategy, which combines our growth in the U.S. market with alternative access to competitive raw materials and main consumer markets. As a result of this acquisition, we became a leader of thermoplastic resins in the Americas, consolidating our position as a major player in the international petrochemical market and the third largest global player in the polypropylene industry. In 2010, Braskem inaugurated its green ethylene plant in Triunfo, Rio Grande do Sul, becoming the world leader in biopolymers and launched the brand I’m greenTM, which identifies Braskem’s products made from renewable sources.

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

The following discussion highlights the important developments in our business since January 1, 2017.

Beginning of Operations of Our Mexico Unit

During April 2016, Braskem Idesa commenced commercial operations of the Mexico Complex. As a result of the commencement of operations of the Mexico Complex, we commenced recording the results of our Mexico Unit as a separate segment in our financial statements as of dates and for periods ended after January 1, 2016. For more information about the Mexico Complex and the Mexico Unit, see “Item 4. Information on the Company—Mexico Unit.”

Global Settlement

In December 2016, we entered into a global settlement with the MPF, the DoJ, the SEC, and the OAG with regard to certain matters under investigation, which we refer to as the Global Settlement. The Global Settlement was reached at the conclusion of an independent internal investigation into the allegations of improper payments in connection with the so-called Operation Car Wash in Brazil. Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of approximately US$957 million (equivalent to approximately R$3.1 billion based on the fixed exchange rate of R$3.27 to US$1.00) and to be subject to external monitorship for a period of three years. For more information regarding the Global Settlement, see “Item 8. Financial Information—Legal Proceedings—Global Settlement.”

Sale of quantiQ

On January 10, 2017, we entered into an agreement with GTM do Brasil Comércio de Produtos Químicos LTDA under which we sold 100% of our ownership interest in quantiQ for an aggregate amount of R$550 million. On January 30, 2017, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, Brazil’s antitrust agency, approved the sale of quantiQ. The transaction was consummated on April 3, 2017.

Our Corporate Structure

The following chart presents our simplified ownership structure and the corporate structure of our principal subsidiaries as of the date of this annual report. The percentages in bold italics represent the direct and indirect percentage of the voting share capital owned by each entity, and the percentages not in bold italics represent the direct and indirect percentage of the total share capital owned by each entity.

Basic Petrochemicals Unit

As of December 31, 2016, according to IHS, our Basic Petrochemicals Unit’s facilities had one of the largest annual production capacities of all first generation producers in Latin America. Including net sales to our other business units, our Basic Petrochemicals Unit generated net sales revenue of R$25,062.6 million in 2016, or 42.6% of the net sales revenue of all reportable segments. Net sales revenue generated by internal sales to our other business units was R$19,490.2 million during 2016, representing 77.8% of the net sales revenue of our Basic Petrochemicals Unit.

Our Basic Petrochemicals Unit is comprised of the basic petrochemicals operations conducted by our company in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

Our Basic Petrochemicals Unit produces:

•	olefins, such as ethylene, polymer and chemical grade propylene, butadiene and butene-1;

•	BTX products (1);

•	fuels, such as automotive gasoline, liquefied petroleum gas, or LPG, ethyl tertiary butyl ether, or ETBE, and methyl tertiary butyl ether, or MTBE;

•	intermediates, such as cumene;

•	aliphatics, aromatics and hydrogenates solvents; and

•	specialties such as isoprene, dicyclopentadiene, or DCPD, piperylene, nonene, tetramer, polyisobutylene, or PIB, and hydrocarbon resins.

The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our Polyolefins Unit and our Vinyls Unit. Our Basic Petrochemicals Unit also supplies other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes, and renders services to those producers. In 2016, 78.2% of our Basic Petrochemicals Unit’s net sales revenue (including intra-company sales) was derived from the sale of basic petrochemicals, 7.0% from the sale of fuels, 8.7% from the resale of naphtha and condensate, 2.7% from the sale of intermediates and 3.5% from the sale of utilities and services. In 2016, 43.9% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals was derived from sales made to our Polyolefins and Vinyls Units.

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

	Year Ended December 31,
	2016	2015	2014
	(thousands of tons)
Domestic sales:
Ethylene	511.9	485.8	499.6
Propylene	291.3	246.1	208.9
Cumene	194.5	206.0	211.6
Butadiene	198.5	220.1	210.0
BTX products(1)	676.9	631.5	594.9
Others	1,214.0	956.7	942.6

Total domestic sales of basic petrochemicals	3,087.1	2,746.2	2,667.6.
Total export sales of basic petrochemicals	1,318.2	1,584.9	1,559.8

Total sales of basic petrochemicals	4,405.3	4,331.1	4,227.4

(1)	Includes benzene, toluene and para-xylene.

In addition, we had the following intra-company sales:

	Year Ended December 31,
	2016	2015	2014
	(thousands of tons)
Ethylene	2,856.5	2,793.5	2,704.3
Propylene	1,022.0	987.3	859.5

Production Facilities of Our Basic Petrochemicals Unit

We believe that the technological processes we use at our basic petrochemicals plants are among the most advanced in the world. Our Basic Petrochemicals Unit currently owns and operates:

•	five major basic petrochemicals units in the Northeastern Complex (two olefins units, two aromatics units and one utilities unit);

•	five major basic petrochemicals units in the Southern Complex (two olefins units, one green ethylene unit, one aromatics unit and one utilities unit);

•	three basic petrochemicals units in the São Paulo Complex (one olefins unit, one aromatics unit and one utilities unit); and

•	two basic petrochemicals units in the Rio de Janeiro Complex (one olefins unit and one utilities unit).

We define the term “unit” to mean several production lines that are linked together to produce olefins, aromatics or utilities.

The table below sets forth the primary products of our Basic Petrochemicals Unit, annual production capacity as of December 31, 2016 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2016	2015	2014
	(in tons)
Olefins:
Ethylene	3,952,000	3,459,861	3,357,078	3,237,886
Propylene	1,585,000	1,400,466	1,389,796	1,306,636
Butadiene	480,000	411,688	389,272	374,827
Aromatics:
BTX products(1)	1,367,000	1,000,489	981,570	951,265

(1)	Consists of benzene, toluene and para-xylene.

Raw Materials of Our Basic Petrochemicals Unit

Naphtha

Naphtha is the main raw material that we use to produce our basic petrochemical products and represents the principal production and operating cost of our Basic Petrochemicals Unit. We also use condensate as a raw material in our basic petrochemical units in the Southern Complex.

The price of naphtha that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil. Naphtha accounted for 57.0% of the total cost of sales of our Basic Petrochemicals Unit during 2016.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	2017		2016		2015		2014
Average(1)	US$	455.38	US$	385.41	US$	461.89	US$	836.23
Month ended:
January		500.00		317.83		396.91		918.58
February		498.00		293.00		502.13		913.65
March		459.00		351.07		504.86		911.40
April		468.00		379.00		525.61		925.63
May		435.00		403.00		550.86		937.84
June		401.00		417.00		538.07		952.45
July		425.00		380.00		472.37		935.59
August		457.00		369.00		403.38		865.81
September		—		396.00		411.66		841.36
October		—		441.00		430.26		711.52
November		—		416.00		419.18		628.94
December		—		462.00		387.41		491.98

(1)	The information in the “Average” row represents the mean average monthly naphtha prices during each respective year.

Source: IHS.

Supply Contracts and Pricing of the Basic Petrochemicals Unit

Naphtha

The following table shows the distribution of the naphtha purchases by our Basic Petrochemicals Unit for the periods indicated by geographic location of the suppliers.

	Year Ended December 31,
	2016	2015	2014
Brazil	62.2%	55.5%	69.8%
Algeria	15.6%	19.7%	10.2%
United States of America	1.7%	4.5%	—
Venezuela	5.3%	9.9%	9.0%
Others	15.2%	10.4%	11.0%

Total	100.0%	100.0%	100.0%

Supply Contracts with Petrobras

On December 23, 2015, we and Petrobras entered into a new five-year Naphtha Purchase Agreement. This contract replaced the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Northeastern Complex and superseded the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Southern Complex, Northeastern Complex and São Paulo Complex. The new contract will expire in December 2020.

Under the terms of this new agreement:

•	Petrobras has agreed to sell and deliver naphtha, for a period of five years, to our basic petrochemicals plants in the Northeastern, Southeastern and the Southern Complex exclusively for our use as a raw material;

•	we are required to purchase a minimum monthly volume of naphtha;

•	we provide Petrobras with a firm commitment order for naphtha each month, together with an estimate of the volume of naphtha that we will purchase over the following six months;

•	we may request volumes of naphtha that exceed a monthly firm commitment order, which Petrobras may supply at its discretion;

•	the price we pay for naphtha is equal to 102.1% of ARA;

•	the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract;

•	beginning in January 2018, either party can renegotiate the contract upon the occurrence of certain market events;

•	either party may terminate the contract, without prior notice, in the event of: (1) failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that continues for more than 90 days; (3) transfer or offer as a guaranty all or part of either party’s rights and obligations under the contract to a third party without the other party’s consent; (4) an alteration of ownership or corporate purposes that conflicts with the purpose of the contract; (5) dissolution; or (6) failure to comply with the compliance obligations of the contract; and

•	Petrobras may terminate the contract, without prior notice, in the event of our bankruptcy or liquidation.

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

Other Supply Contracts

As part of our strategy to diversify our sources of supply of naphtha, we are acquiring naphtha under annual supply arrangements with international suppliers.

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

•	In December 2000, we and Petrobras entered into an ethane and propane supply agreement. The initial term of this contract expires in January 2021 and this agreement is automatically renewable for one two-year period, unless either party notifies the other party in writing, at least one year prior to the expiration of the contract, that it does not intend to renew this agreement. Under the terms of this agreement, Petrobras agrees to sell and deliver ethane and propane to our basic petrochemical plant in the Rio de Janeiro Complex exclusively for use as a raw material;

•	we are required to purchase and Petrobras is required to deliver a minimum annual volume of ethane and/or propane;

•	we agree to provide Petrobras with a firm commitment order for ethane and propane each month, together with an estimate of the volume of ethane and propane that we will purchase over the immediately succeeding four months;

•	the price for ethane and propane is based on the USA Mont Belvieu price; and

•	Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 60-day grace period; (2) a force majeure event that continues for more than 365 days; (3) we transfer or offer as a guaranty all or part of our rights and obligations under the contract to a third party without Petrobras’ consent; and (4) the dissolution, bankruptcy or liquidation of RioPol.

Refinery Off Gas

In January 2005, we and Petrobras entered into an agreement for the purchase and sale of a steam of refinery off gas, from which we separate ethylene and propylene. This agreement provides that we and Petrobras will negotiate the renewal of this agreement prior to its expiration in 2020 and that, in the event that Petrobras does not intend to renew this agreement, it must notify us at least two years prior to the expiration of this agreement and must perform under the terms and conditions of this agreement until 2028. Under the terms of this agreement, which represents 100% of our light refinery hydrocarbon supply:

•	Petrobras agrees to sell and deliver refinery off gas to our basic petrochemical plant in the São Paulo Complex exclusively for use as raw materials;

•	we are required to purchase a minimum daily volume of refinery off gas;

•	the price for refinery off gas is based on a variety of market indices;

•	the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•	Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 30-day grace period; (2) a force majeureevent that prevents the execution of the contract; (3) we transfer or offers as a guarantee all or part of its rights, obligations and credits under the contract to a third party without Petrobras’ consent, unless the third party is a member of our economic group; (4) the dissolution or bankruptcy of Braskem S.A; and (5) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Braskem S.A that conflicts with or impedes the execution of contract’s purpose.

Electricity

To supply our industrial operations in Brazil, which represents 86% of the global Braskem’s electric consumption, we self-generate approximately 20% of our electrical energy consumption. Approximately 32% of our demand is supplied by Companhia Hidrelétrica do São Francisco, or CHESF, a Brazilian government-owned electric power generation company, pursuant to a power purchase agreement. Approximately 93% of the 68% remaining energy is supplied under long-term contracts with several suppliers in the free energy market (Mercado Livre de Energia) and 7% is supplied by regulated market.

•	In the Bahia Complex, we self-generate approximately 36% of the energy consumption, and about 42% of the demand is supplied by CHESF. The remaining energy is supplied under long-term contracts in the free energy market (Mercado Livre de Energia) from several companies.

•	In the Alagoas Complex, approximately 76% of the energy consumption is supplied by CHESF. About 13% of the demand is delivered by Eletrobras Alagoas, another Brazilian government-owned electric power distribution company. The remaining energy is supplied under long-term contracts in the free energy market from several companies.

•	In the Southern Complex, we self-generate approximately 31% of the energy consumption, and the remaining energy is acquired from several suppliers primarily under long-term contracts in the free energy market.

•	In the São Paulo Complex, we self-generate approximately 11% of the energy consumption, and the remaining energy is acquired primarily under long-term contracts in the free energy market from several companies.

•	In the Rio de Janeiro Complex, all the energy consumption is acquired primarily under long-term contracts in the energy free market from several companies.

Natural Gas

Natural gas is supplied to our industrial operations in Brazil under long-term contracts in the regulated market by companies that have government licenses and exclusivity to deliver in each state. The natural gas consumed by our operations in Brazil in 2016 represented 61% of our total consumption.

•	In the Bahia Complex, natural gas is supplied by Bahiagás, which represents approximately 45% of our consumption in Brazil.

•	In the Alagoas Complex, natural gas is supplied by Gás de Alagoas S.A. (Algás), which represents approximately 21% of our consumption in Brazil.

•	In the Rio Grande do Sul Complex, natural gas is supplied by SULGAS, which represents approximately 14% of our consumption in Brazil.

•	In the São Paulo Complex, natural gas is supplied by the Companhia de Gás de São Paulo – Comgás, which represents approximately 16% of our consumption in Brazil.

•	In the Rio de Janeiro Complex, natural gas is supplied by CEG, which represents approximately 4% of our consumption in Brazil.

Others

In the Southern Complex we also buy methanol to produce MTBE and ethanol to produce the “green polyethylene.” Methanol is imported and price is based in international market quotations. Ethanol is bought in the domestic market from several producers. In the Bahia Complex, we also buy ethanol to produce ETBE.

Sales and Marketing of Our Basic Petrochemicals Unit

We sell 70% of our basic petrochemical products in Brazil to third-party petrochemical producers. We sell the remainder of our basic petrochemical products to customers in the United States, Europe, South America and Asia.

As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our Basic Petrochemicals Unit’s 10 largest customers (excluding intra-company sales) accounted for 22.2% of our Basic Petrochemicals Unit’s total net sales revenue during the year ended December 31, 2016.

The following table sets forth our net sales revenue derived from domestic and export sales, excluding inter-company sales, by our Basic Petrochemicals Unit for the years indicated:

	For the Year Ended December 31,
	2016		2015		2014
	(in millions of reais)
Net sales revenue:
Domestic sales	R$	8,201.7	R$	7,523.5	R$	8,459.5
Export sales		5,572.3		4,944.2		5,389.8

		13,744.0	R$	12,467.7	R$	13,849.3

Domestic Sales of Basic Petrochemicals

As part of our commercial strategy, our Basic Petrochemicals Unit focuses on developing long-term relationships with our customers and entering into long-term supply contracts that provide for minimum and maximum quantities to be purchased and monthly deliveries. We determine the domestic prices that we charge for ethylene by reference to Western European contract prices. We determine the domestic prices that we charge for propylene based on a formula under which 50% of the price is determined generally by reference to Northwest Europe prices and the remaining 50% is determined by reference to the North American contract prices. We determine the domestic price of butadiene by reference to the U.S. Gulf contract price. We set the domestic prices of our BTX products, including benzene, para-xylene and toluene by reference to United States, contract or spot market prices. We set the domestic prices of solvents by reference to international market prices, and we determine the domestic prices for our other olefins and aromatics products with reference to several international market indicators.

Export Sales of Basic Petrochemicals

We export basic petrochemicals mainly to customers in the United States and in Europe and we set the price on international references bases in accordance with which region or country.

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to protect our operations and adjust the imbalances between demand and production. Export net sales of our Basic Petrochemicals Unit represented 15% of our Basic Petrochemicals Unit’s net sales revenue during 2016.

Additionally, we have applied our expertise in commodities trading to increase our resale operations of naphtha and oil derivatives in the international markets. In order to meet our crackers’ naphtha requirements (in terms of timing, pricing and quality), we maintain an excess supply of naphtha and resell the surplus on the spot market. During 2016, we recorded average resale operations of R$180 million per month.

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

During the past several years, as the relative cost of naphtha and gas as feedstocks for petrochemical crackers has diverged, many crackers using gas as a feedstock have become low-cost producers in the global markets and have seen their margins improve substantially as compared to naphtha crackers, such as our company. However, as gas crackers are able to produce fewer of the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, and in smaller quantities, the prices of these products in the international markets have increased. As a result of the increased prices available for these co-products and byproducts, our net sales revenue from export sales of these products increased, and we believe that this increase in net sales revenue from exports of these products will continue in future periods in which the relative competitiveness of cracker feedstocks is disrupted. Competition in the international markets for these products is primarily based on the price of delivered products and competition has increased since mid-2008 as the balance between supply and demand was disrupted due to the impact of the global economic downturn on consumers of these products. In the international markets for our basic petrochemical products, we compete with a large number of producers, some of which are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Polyolefins Unit

As of December 31, 2016, our polyolefins production facilities had the largest annual production capacity of all second generation producers of polyolefins products in Latin America. Our Polyolefins Unit generated net sales revenue of R$20,307.4 million during 2016, or 34.5% of our consolidated net sales revenue.

Our Polyolefins Unit is comprised of the operations conducted by our company at nine polyethylene plants and five polypropylene plants located in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

Products of Our Polyolefins Unit

Our Polyolefins Unit produces:

•	polyethylene, including LDPE, LLDPE, HDPE, ultra-high molecular weight polyethylene, or UHMWPE, EVA and “green polyethylene” from renewable resources; and

•	polypropylene.

We manufacture a broad range of polyolefins for use in consumer and industrial applications, including:

•	plastic films for food, agricultural and industrial packaging;

•	bottles, shopping bags and other consumer goods containers;

•	automotive parts;

•	engineering and infra-structure goods; and

•	household appliances.

The following table sets forth a breakdown of the sales volume of our Polyolefins Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2016	2015	2014
	(thousands of tons)
Domestic sales*:
Polyethylene (1)	1,705.46	1,705.87	1,743.0
Polypropylene	1,105.68	1,126.9	1,204.0
Other	—	—	20.3

Total domestic sales	2,811.14	2,832.8	2,967.4
Total export sales	1,590.48	1,307.1	1,112.5

Total Polyolefins Unit sales	4,401.62	4,139.9	4,079.9

(1)	Includes EVA, UHMWPE and Green PE.
(*)	Unaudited.

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

Production Facilities of Our Polyolefins Unit

As of December 31, 2016, our Polyolefins Unit owned 14 production facilities. Our Polyolefins Unit operates five plants located in the Southern Complex, three plants located in the Northeastern Complex, four plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth for each of our primary polyolefins products, our annual production capacity as of December 31, 2016 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2016	2015	2014
	(in tons)	(in tons)
Polyethylene:
LDPE/EVA(1)	970,000	720,240	645,072	616,849
HDPE/LLDPE/UHMWPE(2)	2,085,000	1,988,228	2,003,747	1,890,974
Polypropylene(3)	1,840,000	1,592,474	1,510,363	1,592,491

(1)	Represents capacity and production at five production lines with swing line capacity capable of producing two types of resins.
(2)	Represents capacity and production at eight production lines with swing line capacity capable of producing two types of resins. Capacity varies depending on actual production demands.
(3)	Represents capacity and production at five plants.

In September 2010, we commenced production of ethylene at a new plant located in the Southern Complex that produces “green” ethylene using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material. This plant has an annual production capacity of 200,000 tons of ethylene.

During 2014, we converted and expanded, by 25,000 tons, one of our polyethylene lines in the state of Bahia to produce metallocene-based LLDPE. This project began its operations in January 2015.

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for 85% of our Polyolefins Unit’s total variable cost of production during 2016. During 2016, our Polyolefins Unit purchased all of its ethylene requirements and approximately 63% of its propylene requirements from our Basic Petrochemicals Unit.

Propylene Contracts with Petrobras and its Subsidiaries

We hold multiple propylene contracts with Petrobras refineries, which in 2016 were responsible for the supply of 36.5% of our propylene demand to produce polypropylene. These supply contracts have initial terms expiring at various dates between May 2021 and April 2028, and are priced based on international references to assure competitiveness of feedstock. In 2016, Braskem entered into an agreement with Petrobras for a 5-year propylene supply contract with REFAP, a subsidiary of Petrobras. This supply contract is also priced based on international references.

Petrobras may terminate these contracts, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event occurs, although some of these contracts require that the force majeure event continues for more than 180 days; (3) we transfer or offer as a guaranty all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; (4) an alteration of Braskem management or corporate purposes that conflicts with the purpose of the contract; (5) the dissolution, bankruptcy or liquidation of Braskem; and (6) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Braskem that conflicts with or impedes the execution of contract’s purpose.

Ethanol Supply Contracts

We hold multiple ethanol contracts with major producers of ethanol to supply our new facility that produces ethylene using sugar cane ethanol. These supply contracts have initial terms expiring at various dates between May 2017 and July 2018. Under these contracts, we are or will be required to purchase an annual supply of ethanol sufficient to meet approximately 70% of the capacity of this ethylene plant. The price that we pay under these contracts is or will be determined by reference to the monthly price of combustible hydrated alcohol as published by the Center for Advanced Studies in Applied Economics of the Superior School of Agriculture (Centro de Estudos Avançados em Economia Aplicada da Escola Superior de Agricultura– CEPEA/ESALQ).

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

Our Unipol® polyethylene plants in the Northeastern Complex and Rio de Janeiro Complex use catalysts supplied by Univation Technologies. Our HDPE plant in the São Paulo Complex uses catalysts supplied by W.R. Grace & Co. The catalysts for our swing line LLDPE/HDPE plants are purchased from Basell Polyolefins Company N.V., or Basell. We produce our own catalysts for our HDPE slurry plants in the Southern and Northeastern Complexes, and we purchase the inputs that we need to produce these catalysts from various suppliers at market prices. Our polypropylene plants use catalysts primarily supplied by Basell, while we import certain catalysts from suppliers in the United States and Europe.

In general, we believe that there are sufficient alternative sources available at reasonable prices for each of these other inputs used in our polyolefins production process such that the loss of any single supplier would not have a material adverse effect on our operations.

Sales and Marketing of Our Polyolefins Unit

Our Polyolefins Unit sells polyethylene and polypropylene products to approximately 2,000 customers worldwide. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Polyolefins Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our Polyolefins Unit accounted for 20.8% of our Polyolefins Unit’s total net sales revenue during 2016. No customer of our Polyolefins Unit accounted for more than 2.9% of our total net sales revenue in 2016, 2015 or 2014.

The following table sets forth our net sales revenue derived from domestic and export sales by our Polyolefins Unit for the years indicated:

	For the Year Ended December 31,
	2016		2015		2014
	(in millions of reais)
Net sales revenue:
Domestic sales	R$	13,903.1	R$	14,032.1	R$	14,098.6
Export sales:
South America (excluding Brazil)		3,286.5		2,806.5		2,421.1
Europe		1,750.3		1,675.4		872.1
North America		82.4		866.5		896.4
Asia		879.7		446.9		189.4
Other		405.4		158.6		24.6

Total export sales		6,404.3		5,953.9		4,403.6

	R$	20,307.4	R$	19,986.2	R$	18,502.2

Domestic Sales

We are focused on developing long-term relationships with our customers. Given the cyclical nature of the markets for our polyolefins products, we believe that we can strengthen customer loyalty during periods of reduced demand for polyethylene or polypropylene by providing a reliable source of supply to these customers during periods of high demand. We work closely with our customers to determine their needs, to provide technical assistance and to coordinate the production and delivery of our products. Customers submit annual proposals giving their estimated monthly requirements for the upcoming year for each of our polyolefins products, including technical specifications, delivery terms and proposed payment conditions. We evaluate these proposals on a monthly basis to make any required adjustments and to monitor and attempt to ensure adequate supply for each customer.

In addition to direct sales of polyolefins to our customers, our Polyolefins Unit sells products in Brazil through exclusive independent distributors. Our Polyolefins Unit is served by five distributors, through which we distribute our products pursuant to formal agreements and spot market transactions.

We have selected our distributors based on their ability to provide full service to their customers, including the ability to prepare our products on a customized basis. These distributors sell our polyethylene and polypropylene products to manufacturers with lower volume requirements and are able to aggregate multiple orders for delivery to customers that would otherwise be uneconomical for us to serve. Furthermore, by serving smaller customers through a network of distributors, our account managers focus their efforts on delivering high quality service to a smaller number of large, direct customers.

Export Sales

Our volume of polyolefins export sales has generally varied based upon the level of domestic demand and the total production availability for our products. Our Polyolefins Unit has sales office in Argentina, Chile, Peru and Colombia. These offices are used to consolidate our marketing efforts in South America, one of our key markets outside of Brazil for this business unit. Our Polyolefins Unit also uses our European, Mexican and U.S. sales force in order to improve the profitability of our sales. In each of these regions, we have specific commercial strategies in connection with exports coming from Brazil, which complements our local product availability.

We have established a strategic position in the polyolefins business in South America and Europe through regular direct sales, local distributors and agents who understand their respective markets. Our strategy to increase our presence in these foreign markets is intended, among other things, to reduce our exposure to the cyclicality of the international spot market for polyolefins through the development of long-term relationships with customers in neighboring countries. Our local presence in Europe allows us to further enhance our position in that market and sell our Polyolefins Unit products through our USA and Europe Unit.

The main focus of our Polyolefins Unit is to maintain our leading position in the Brazil and South America reinforcing our commitment to the plastic industry chain in the region, maintaining our position as a leader in polyolefins through a continued local presence and regular product supply.

Prices and Sales Terms

We determine the domestic prices for polyethylene by reference to North American spot prices and our domestic prices for polypropylene by reference to Southeast Asia spot prices. Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within three to 60 days following delivery. We charge interest based on prevailing market rates to our Brazilian customers that elect to pay on credit.

Over the last few years, some Brazilian states have encouraged imports of polyethylene and polypropylene, as well as final products made from these polymers, by providing state tax benefits on imported goods. However, on January 1, 2013, federal legislation took effect reducing the maximum state-level value-added tax on sales and services (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS, tax that states can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. As a result, Brazilian states are less able to attempt to attract imports at local ports by offering tax benefits in the form of reduced ICMS tax rates. For more information, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

In addition, besides our strategic sales to South America, Europe, Mexico and the United States, our Polyolefins Unit generally conducts export sales to buyers in Asia and Africa through the international spot market. Our customer base in these markets consists primarily of trading houses and distributors. Pricing is based on international spot market prices. We make all sales in these markets with letters of credit.

Competition

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers worldwide. In 2016, Brazilian polyethylene and polypropylene imports declined by 0.4% and represented 27% of Brazilian polyolefin consumption.

We compete for export sales of our polyolefins products in other countries in Latin America and in the North American, Asian and European markets. We compete with a variety of resin producers, some of which have greater financial, research and development, production and other resources than our company. Our competitive position in the export markets that we serve is primarily based on customer relationship, product differentiation (mainly on renewable polyethylene), raw material costs, selling prices, product quality and customer service and support.

USA and Europe Unit

Our USA and Europe Unit includes:

•	the operations of Braskem America, which consist of five polypropylene plants in the United States and one Ultra High Molecular Weight Polyethylene UTEC® plant and

•	the operations of two polypropylene plants in Germany.

As of December 31, 2016, our USA and Europe Unit’s facilities had the largest annual polypropylene production capacity in the United States. Our USA and Europe Unit generated net sales revenue of R$8,896.1 million during 2016, or 15.1% of net sales revenue of all reportable segments.

In June 2014, we announced the construction of an UHMWPE production facility in our La Porte, Texas site, which began producing UTEC in 2017. We believe the production of specialized UHMWPE at this new plant complements our existing portfolio of products and will enable us to access new markets and to develop close relationships with new and existing clients.

Products of Our USA and Europe Unit

Our USA and Europe Unit produces polypropylene. The sales volume of polypropylene by this unit was approximately 2,008,473 tons in 2016, 1,973,274 tons in 2015 and 1,862,600 tons in 2014. For a description of the uses of our polypropylene products, see “—Polyolefins Unit.”

Production Facilities of our USA and Europe Unit

The table below sets forth the annual production capacity as of December 31, 2016 of the USA and Europe Unit’s polypropylene plants in the United States and Germany and the annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2016	2015	2014
	(in tons)
United States	1,570,400	1,413,607	1,434,671	1,317,800
Germany	545,000	593,569	532,357	537,876

Raw Materials of Our USA and Europe Unit

Propylene

The most significant direct cost associated with the production of polypropylene by our USA and Europe Unit is the cost of purchasing propylene.

We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2016, we had long-term supply agreements with multiple suppliers. The pricing formulas for propylene under these supply agreements are generally based on market prices. A portion of the propylene supplied to our gulf coast plants is provided by a limited partnership that we formed with a leading basic petrochemicals producer, under which we acquire propylene produced by an ethylene facility of that producer in Texas. Under the terms of the partnership agreement, the partnership has agreed to provide us with sufficient propylene to produce up to approximately 25% of our U.S. gulf coast plants’ current annual production capacity into early 2018, at prices calculated based on a cost-based formula that includes a fixed discount that declines until 2018.

As a result of rising natural gas production and related production of natural gas liquids, several companies have announced plans to build PDH plants, which would produce on-purpose propylene. We have secured a long-term propylene agreement of approximately 15 years with one such company, Enterprise Products, which is currently building a PDH plant in Texas with an annual capacity of 750,000 tons. We expect this agreement with an established producer to provide us with a competitive, long-term supply of propylene, using shale gas and other nontraditional sources as its feedstock. This plant is expected to commence operations by the end of 2017. Under this arrangement, the pricing of these contracts will be based on market prices for propane and other market costs.

In June 2012, we acquired the propylene splitter assets at Sunoco’s Marcus Hook refinery, which we are currently using to convert refinery grade propylene to polymer grade propylene for use at our Marcus Hook polypropylene plant.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide for the supply of 91% of the propylene requirements of these plants. We have two main supply agreements. One of these supply agreements will expire in September 2021, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties, and the other supply agreement expires in December 2021. The pricing formula for propylene under these supply agreements is based on market prices.

Sales and Marketing of Our USA and Europe Unit

Our USA and Europe Unit sells polypropylene products to approximately 375 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our USA and Europe Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our USA and Europe Unit accounted for 37.8% of our USA and Europe Unit’s total net sales revenue in 2016, 33.4% in 2015 and 50.4% in 2014, respectively.

The following table sets forth our net sales revenue derived from sales of our USA and Europe Unit for the years indicated:

	For the Year Ended December 31,
	2016		2015		2014
	(in millions of reais)
Net sales revenue:
USA and Europe	R$	8,896.1	R$	8,240.0	R$	7,934.3

Approximately 40% of the sales of polypropylene by the USA and Europe Unit are made under long-term supply agreements with our customers. These supply contracts generally have an initial two-year term and are automatically renewable for one-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries.

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

Mexico Unit

Braskem and Idesa, one of Mexico’s leading petrochemical groups, formed Braskem Idesa S.A.P.I. in April 2010, with Braskem holding 75% of the total share capital and Idesa holding the remaining 25%, to develop, construct and operate the Mexico Complex, located in the Mexican state of Veracruz. During April 2016, Braskem Idesa commenced commercial operations of the Mexico Complex. As a result of the commencement of operations of the Mexico Complex, we commenced recording the results of our Mexico business unit as a separate segment in our financial statements as of dates and for periods ended after January 1, 2016.

Products of Our Mexico Unit

Our Mexico business unit produces ethylene, HDPE and LDPE at our Mexico Complex. We use all of the ethylene produced by our Mexico Complex as raw material for the production of polyethylene by this complex. The sales volume of polyethylene by this unit was approximately 430,283 tons in 2016. As with our Polyolefins Unit, our Mexico Complex manufactures a broad range of polyethylene grades for use in consumer and industrial applications, including plastic films for food and industrial packaging, bottles, shopping bags and other consumer goods containers, automotive parts, and household appliances.

Technologies selected for the Mexico Unite are proven and considered stated of the art with excellent track records in the petrochemical market and provides a competitive advantage to provide technical assistance to our customers to meet their specific needs by adapting and modifying our polyethylene products.

Production Facilities of Our Mexico Unit

Our Mexico Unit operates four plants located in the Mexico Complex, consisting of:

•	an ethylene cracker, with an annual production capacity of 1,050,000 tons of ethylene, which commenced operations in March 2016;

•	two high density polyethylene plants, with a combined annual production capacity of 750,000 tons, which commenced operations in April 2016; and

•	a low density polyethylene plant, with an annual production capacity of 300,000 tons, which commenced operations in June 2016.

	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2016	2015	2014
	(in tons)
Mexico (Polyethylene)	1,050,000	471,109	0	0

Raw Materials of Our Mexico Unit

Ethane

Ethane is the principal raw material that we use to produce ethylene in the Mexico Complex and represent the principal production and operating cost of the Mexico Complex. The price of ethane that we purchase varies based on changes in the U.S. dollar-based international reference price of these feedstocks.

Ethylene

All of the ethylene produced by our Mexico Complex is used by the polyethylene plants in our Mexico Complex.

Other Materials and Utilities

Our Mexico Unit uses hexene as raw materials in the production of HDPE. We import hexene for the Mexico Complex from suppliers located in the United States.

Our Mexico Unit uses catalysts supplied by Ineos Europe Limited.

Supply Contracts of the Mexico Unit

Ethane

Braskem Idesa is party to an ethane supply agreement with Pemex TRI, a subsidiary of Petróleos Mexicanos, or Pemex, dated February 19, 2010, pursuant to which Pemex TRI will provide, and Braskem Idesa will purchase, 66,000 barrels per day of ethane to the Mexico Complex for a period of 20 years at prices based on the Mont Belvieu purity ethane. Under this agreement, any daily amount rejected by Braskem Idesa must be purchased in installments in subsequent deliveries until the deficit has been resolved. This contract commenced in June 2015 and will expire in 2035 and is renewable for three five-year periods, with prior notice at least two years prior to the expiration of the agreement that it intends to renew this agreement. Pemex TRI may terminate the contract in the event of: (1) a failure to pay that continues for more than 180 days after notice, or (2) an emergency stoppage in operations or force majeure event that continues for more than 48 months.

Since July 2015, Braskem Idesa has been required to purchase, and Pemex TRI has been required to deliver, the minimum daily volume of ethane provided under the supply agreement.

Electricity

The Mexico Complex has its own power generation plant consisting of one gas turbine and two steam turbines, which generates more than 100% of the Mexico Complex’s energy consumption. In addition, the Mexico Complex is also connected to the high-voltage power grid of Comisión Federal de Electricidad (the Mexican government-owned power supplier) as a back-up power source and to sell excess power on the spot market. The Mexico complex generates all of its requirements of steam and its water requirements are supplied by the Comisión Nacional del Agua (the Mexican government-owned water commission) under an agreement that expires in 2029 and is subject to renewal.

In general, we believe that there are sufficient alternative sources available at reasonable prices for each of these other inputs used in our polyethylene production process such that the loss of any single supplier would not have a material adverse effect on our operations.

Sales and Marketing of Our Mexico Unit

Our Mexico Unit sells polyethylene products to approximately 300 customers in the Mexican market. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Mexico Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods. Net sales revenue to the 10 largest customers of our Mexico Unit accounted for approximately 41.0% of our Mexico Unit’s total net sales revenue in 2016.

Domestic Mexican Sales

In the first full year operation of our Mexico Complex since its start up, we have been focused on penetrating the domestic market and obtaining the customer approval of our products. Other priority is to develop long-term relationships with our customers and, given the cyclical nature of the markets for our polyethylene products, we believe that we can strengthen customer loyalty during periods of reduced demand for polyethylene by providing a reliable source of supply to these customers during periods of high demand. We work closely with our customers to determine their needs, to provide technical assistance and to coordinate the production and delivery of our products.

Considering our Mexico Complex’s logistical infrastructure and logistics centers by region, we are able to project customer demand by region. Thus, we can anticipate and plan our production and logistics in order to make the products available on time and at the points of shipment. As our products portfolio can adjust to the nature of the demand of the Mexican market, we have greater flexibility to adapt and better serve the market.

In addition to direct sales of polyethylene to our customers, our Mexico Unit sells products in Mexico through independent distributors. Our Mexico Unit is served by five distributors, through which we distribute our products pursuant to formal agreements and spot market transactions.

We have selected our distributors based on their ability to provide full service to their customers, including the ability to prepare our products on a customized basis. These distributors sell our polyethylene products to manufacturers with lower volume requirements and are able to aggregate multiple orders for delivery to customers that would otherwise be uneconomical for us to serve. Furthermore, by serving smaller customers through a network of distributors, our account managers focus their efforts on delivering high quality service to a smaller number of large, direct customers.

Export Sales

The main focus of our Mexico Unit is to maintain our leading position in the Mexico market while continuing to export in order to manage the relationship between our production capacity and domestic demand for our products. We believe that our continued presence in export markets is essential to help manage any overcapacity in the Mexican market. The excess volume is primarily exported to United States, Europe and Central America, using our existing sales force and complementing our portfolio in those regions, together with products exported from Brazil. In order to use the already established Braskem sales channels in the United States and Europe, the strategy of exports of the Mexico unit production, for these regions, is to develop and retain customers, in order to seek a greater added value in exports, especially considering the competitive logistics for United States. This new polyethylene complex reinforces our position with polyethylene customers worldwide, which enhances our position in North America.

Prices and Sales Terms

We determine the Mexican domestic prices for polyethylene by reference to North American prices. Our customers in Mexico may pay in full on delivery or elect credit terms that require payment in full within up to 60 days following delivery.

Our Mexico Unit’s export sales consist initially of volumes to Asia, Europe and the United States through traders and distributors. Pricing is based on international spot market prices. We make all sales in these markets with letters of credit. As discussed under “—Export Sales” above, since the beginning of 2017, the Mexico Unit has been focused on export sales directly to customers in the United States and Europe, so the netback price of exports has been increasing.

Competition

We have the largest annual production capacity of polyethylene in Mexico. We compete in Mexico with a subsidiary of Pemex and with importers of polyethylene, primarily producers located in the United States and South America. We compete for export sales of our polyethylene products in other countries in Latin America and in markets in the United States, Asia and Europe. Our export business is a commodities business and we compete with a variety of resin producers, some of which have greater financial, research and development, production and other resources than our company. Our competitive position in the export markets that we serve is primarily based on raw material costs, selling prices, product quality and customer service and support.

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2016. As of December 31, 2016, our PVC production facilities had the second largest annual production capacity in Latin America. Our Vinyls Unit generated net sales revenue of R$3,016.4 million in 2016, or 5.1% of our net sales revenue of all reportable segments.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine, ethylene and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum, paper and chlorine.

In 2016, we had an approximate 51.6% share of the Brazilian PVC market, based on sales volumes of our Vinyls Unit.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume of our Vinyls Unit by product line for the years indicated.

	For the Year Ended December 31,
	2016*	2015*	2014*
	(thousands of tons)
PVC	528.3	529.5	659.5
Caustic soda	442.5	435.7	478.1
Other(1)	112.1	114.5	126.7

Total domestic sales	1,083.0	1,079.7	1,252.2

Total export sales	122.7	65.4	12.1

Total Vinyls Unit sales	1,205.7	1,145.1	1,264.4

(1)	Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.
(*)	Unaudited.

Production Facilities of Our Vinyls Unit

We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and three others are located in the State of Alagoas.

The table below sets forth for each of our primary vinyls products, our annual production capacity as of December 31, 2016 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2016	2015	2014
	(in tons)
PVC(1)	710,000	593,914	542,297	633,942
Caustic Soda(2)	539,000	453,171	436,185	448,062

(1)	Represents capacity and production at three plants.
(2)	Represents capacity and production at two plants.

Raw Materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC is the cost of ethylene, which accounted for 49.9% of our Vinyls Unit’s total cost of sales in 2016. Our Basic Petrochemicals Unit supplies all of the ethylene required by our Vinyls Unit.

Electricity

Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 17.2% of our Vinyls Unit’s total cost of sales in 2016. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2037. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plants in Alagoas. The power purchase agreement with CEAL is renewable contracts with automatic rolling one-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of this contract are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

We used approximately 798,000 tons of salt during 2016. Salt accounted for 0.5% of our Vinyls Unit’s total cost of sales in 2016. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 35 to 45 years. We enjoy significant cost advantages when compared to certain of our competitors due to the low extraction costs of rock salt (particularly compared to sea salt), and low transportation costs due to the proximity of the salt mine to our production facility.

Sales and Marketing of Our Vinyls Unit

Net sales revenue to our 10 largest Vinyls Unit customers accounted for 40.8% of our Vinyls Unit’s total net sales revenue during 2016. One customer accounted for 8.6% of our Vinyl Unit’s total sales revenue in 2016, 9.7% in 2015 and 9.4% in 2014.

There is a structural link between the PVC and caustic soda markets because caustic soda is a byproduct of the production of chlorine required to produce PVC. When demand for PVC is high, greater amounts of caustic soda are produced, leading to an increase in supply and generally lower prices for caustic soda. Conversely, when demand for PVC is low, prices for caustic soda tend to rise.

We make most of our sales of PVC and caustic soda directly to Brazilian customers without the use of third-party distributors. However, our Vinyls Unit maintains contractual relationships through five distribution centers, that provide logistical support, located in Paulínia and Barueri, both in the State of São Paulo, Joinville in the State of Santa Catarina, Extrema in the State of Minas Gerais and Araucaria in the State of Paraná. In addition, we operate twelve warehouse facilities for PVC, on a non-exclusive basis, and six terminal tank facilities for caustic soda strategically located along the Brazilian coast to enable us to deliver our products to our customers on a “just-in-time” basis. Our Vinyls Unit develops its business through close collaboration with its customers, working together to improve existing products as well as to develop new applications for PVC. Our marketing and technical assistance groups also advise customers and potential customers that are considering the installation of manufacturing equipment for PVC end products.

In addition, our Vinyls Unit supplies the Brazilian market with emulsion PVC and other copolymers with higher value by imports from Colombia under a long-term contract with Mexichem. Our primary customers operate in the laminated, shoe and automobile sectors. These products represented 3% of our consolidated sales volume in 2016.

Prices and Sales Terms

We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC, which generally reflect the Northeast Asian spot market price. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on North American spot market prices. Approximately 70.2% of our caustic soda sales in 2016 were made pursuant to agreements that are generally for one- to three-year terms and may include minimum and maximum prices.

Competition

PVC

We and Unipar (formerly Solvay) are the only two producers of PVC in Brazil. Unipar’s total Brazilian installed annual production capacity is 300,000 tons, compared to our annual production capacity of 710,000 tons. Unipar’s Brazilian production facilities are located in São Paulo, which is closer to the primary PVC market in Brazil than our facilities. However, we believe that our vertically integrated production capabilities, our modern PVC suspension plants, our strong relationship with our customers and our technical assistance programs enable us to make up for any competitive disadvantage due to distance and compete effectively with Unipar.

We also compete with Unipar’s Argentine production facilities and other importers of PVC. Unipar has a PVC plant in Argentina in addition to its plants in Brazil. Imports accounted for approximately 19.8% of Brazilian PVC consumption in 2016. Domestically produced PVC is currently competitively priced with imported PVC, considering that our price is based on international market.

In addition, wfe compete with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastic resins, principally polyethylene and polypropylene, are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

The three largest Brazilian producers of caustic soda, including Braskem, accounted for 96.8% of Brazilian production in 2016. Our company and another international petrochemical company operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for 38.1% of Brazil’s total caustic soda consumption in 2016.

Our principal competitors in the caustic soda market elsewhere in South America are other international petrochemical companies operating in Brazil and producers located on the U.S. Gulf Coast.

Technology, Research and Development

Technology Licenses

Our Basic Petrochemicals Unit uses engineering process technology under non-exclusive arrangements from a variety of sources for specific production processes. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for our Polyolefins Unit. Some of the license agreements used by our Polyolefins Unit allow us to use the licensed technology in both existing and future plants. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Vinyls Unit. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for the polypropylene production of our USA and Europe Unit. Some of the license agreements used by our USA and Europe Unit allow us to use the licensed technology in both existing and future plants. If any of the arrangements or licenses under which we use third-party technology were terminated or are no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources.

Our Mexico Unit has improvements and technical service agreements with its licensors for technology updates and to support the Mexico Unit’s operations. Over next 10 years, we will pay will pay royalties corresponding to the license fee value for HDPE units, while we paid a one-time license fee for our LDPE units.

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

Research and Development

Our ability to compete in the markets that we serve depends on our ability to integrate new production processes developed by our company and third parties in order to lower our costs and offer new thermoplastic products. In addition, our relationships with our customers are enhanced by our ability to develop new products and customize existing products to meet their needs.

We develop projects through our research and/or development centers: (1) Innovation and Technology Center in Triunfo, Rio Grande do Sul, Brazil; (2) Innovation and Technology Center in Pittsburgh, Pennsylvania, United States; (3) Renewable Chemicals Research Center in Campinas, São Paulo, Brazil; (4) Process Technology Development Center in Mauá, São Paulo, Brazil; (5) European Technical Center in Wessling, Bavaria, Germany; and (6) Mexican Technical Center in Nanchital, Vera Cruz, Mexico, which develop processes, products and applications for many industrial sectors and which, as of December 31, 2016, collectively had 302 employees. Through these centers, we coordinate and maintain our research and development programs, which include the operation of (1) pilot plants, (2) catalysis, polymerization and polymer sciences laboratories, and (3) process engineering and research for renewable sources. Our investments in research and development, which are classified as expenses, totaled R$162.0 million in 2016, R$169.6 million in 2015 and R$128.1 million in 2014.

Braskem continues its efforts to develop solutions for products from renewable raw materials through internal projects and partnerships with Amyris and Michelin for isoprene production and with Genomatica for butadiene production.

In September 2016, we partnered with Made In Space, a leading developer of 3D printers for operation in zero gravity and an accredited NASA supplier. Made In Space developed the Additive Manufacturing Facility, the first commercial 3D printer permanently located outside of Earth. Currently installed in the International Space Station, this equipment uses biobased polyethylene resin produced at our plant in Triunfo, Rio Grande do Sul to fabricate various parts.

Maintenance

Most of our maintenance is performed by third-party service providers. For example, we have contracts with Construtora Norberto Odebrecht, or CNO, a subsidiary of our controlling shareholder Odebrecht, Asea Brown Boveri Ltd., Cegelec Ltda., Rip Serviços Industriais S.A., Cl Engenharia Ltda. and other service providers to perform maintenance for our basic petrochemical plants in the Northeastern Complex and in the Southern Complex. We also perform some of our ordinary course maintenance with our small team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

Basic Petrochemicals Plants

Regular basic petrochemicals plant maintenance requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 to 45 days to complete. We occasionally undertake brief shutdowns of the basic petrochemical operations at our basic petrochemical plants that do not materially affect our production output, primarily for maintenance purposes, catalyst regeneration and equipment cleaning. In addition, because we have two independent olefins units and two independent aromatics units at the Northeastern Complex and two independent olefins units at the Southern Complex, we may continue production of basic petrochemicals at these complexes without interruption, even while we perform certain maintenance services.

The next scheduled general maintenance shutdown of:

•	[the Rio de Janeiro Complex’s olefins unit is scheduled to occur in 2017;

•	the Southern Complex’s olefins 2 and aromatics 2 units are scheduled to occur in 2018;

•	the Northeastern Complex’s aromatics 1 and olefins 1 units in 2019;

•	the Southern Complex’s olefins 1 and aromatics 1 units are scheduled to occur in 2020;

•	the São Paulo Complex’s olefins and aromatics units are scheduled to occur in 2020; and

•	the Northeastern Complex’s olefins 2 and aromatics 2 units are scheduled to occur in 2022.

Plants of Our Polyolefins, Vinyls and USA and Europe Units

We have a regular maintenance program for each of our polyolefins plants. Production at each of our polyolefins plants generally is shut down for seven to 20 days every two to three years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefins plants with those of our basic petrochemicals plants. While our basic petrochemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our basic petrochemicals plants. Similarly, plants of our USA and Europe Unit attempt to coordinate their maintenance cycles with the routines of their largest suppliers.

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

Our consolidated annual expenditures on environmental control were R$325.3 million in 2016, R$221.9 million in 2015 and R$190.0 million in 2014. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not expect to have any material future environmental liabilities. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste, as well as the cost of compliance with future environmental regulations.

We had established a provision for recovery of potential environmental liabilities in the amount of R$254.0 million as of December 31, 2016.

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

We treat wastewater generated by our company at the São Paulo Complex at a liquid effluents treatment station located in the São Paulo Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. Hazardous waste generated at the São Paulo Complex is incinerated in cement kilns and other kinds of solid waste are disposed of in landfills.

In our Bahia facilities, all wastewater is transported to Cetrel, a wastewater treatment facility. Solid waste is incinerated in cement kilns or incinerators and the remaining waste is disposed of in landfills.

Additionally, we have a series of recycling programs that includerecycling of solid waste and wastewater. We recycle or reuse 26.2% of the solid waste generated by our facilities and 22.9% of the water used in our production processes.

In our Alagoas Complex, organochlorines waste is incinerated producing steam and wastewater. All wastewater is treated at a treatment station located in the complex. Solid waste is separated and disposed of in landfills.

Asbestos

Our largest chlor-alkali plant located in Alagoas previously used asbestos cell technology to produce chlorine and caustic soda. Such technology can no longer be used in new petrochemical production facilities under Brazilian legislation and the global trend has been to ban this technology. As a result, in November 2016, we concluded our shift to newer diaphragm technology and banned asbestos technology from our plants.

Compliance with Environmental Laws in the United States

Our operations in the United States are subject to U.S. federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment; the generation, storage, handling, management, transportation and disposal of hazardous waste, industrial waste and other types of waste; the use, storage, and handling of various types of products and materials; and the protection of human health, safety and the environment. In many instances, specific permits must be obtained for particular types of operations, emissions or discharges. For example, our facilities in Texas, Pennsylvania and West Virginia are required to maintain various permits relating to air quality and treatment of industrial wastewater, and to comply with regulatory requirements relating to waste management. We are in possession of necessary permits to operate our facilities. We believe that our operations in the United States are in compliance in all material respects with applicable U.S. federal, state and local environmental laws and regulations currently in effect.

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

The Clean Air Act, which was last amended in 1990, requires the United States Environmental Protection Agency, or the EPA, to set National Ambient Air Quality Standards, or the NAAQS, for pollutants considered harmful to public health and the environment. The Clean Air Act requires periodic review of the science upon which the standards are based and the standards themselves. NAAQS for ozone and fine particulate matter (referred to as PM2.5), promulgated by the EPA have resulted in identification of nonattainment areas throughout the country, including certain areas within Texas, Pennsylvania and West Virginia, where Braskem America operates facilities. As a result of these nonattainment designations by the EPA, state or local air pollution control agencies are required to apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds), and fine particles (including PM2.5 precursors), in order to demonstrate attainment with the applicable NAAQS. Such requirements may include imposition of offset requirements, and could result in enhanced emission control standards. In addition, in 2015 the EPA reevaluated the sufficiency of the current PM2.5 NAAQS. This reevaluation could result in more stringent ambient standards, which could in turn translate into additional state-specific requirements to further reduce allowable emission rates for PM2.5 or its precursor pollutants. In October 2016, the EPA lowered the primary and secondary NAAQS for ozone from 0.075 ppm to 0.070 ppm. Such state-specific requirements would become applicable, if at all, following a multi-year process. Regulations implementing this change will likely not be promulgated for several years.

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

Additionally, there are various legislative and regulatory measures to address greenhouse gas emissions which are in various stages of review, discussion or implementation by Congress and the EPA. In October 2015, the EPA finalized new regulations (known as the Clean Power Plan) aimed at lowering greenhouse gas emissions from existing, new and reconstructed electric generating units. In February 2016, the Supreme Court stayed implementation of the Clean Power Plan pending judicial review. While it is currently not possible to predict the final impact, if any, that these regulations may have on Braskem America or the U.S. petrochemical industry in general, they could result in increased utility costs to operate our facilities in the United States. In addition, future regulations limiting greenhouse gas emissions of carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America’s business and also may reduce demand for its products. The EPA’s currently-proposed regulations in this area would not specifically apply to Braskem America’s operations.

Environmental Regulation in Germany and the European Union

Our operations in Germany are subject to German federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment and waste management. Our operations in Germany are in compliance in all material respects with applicable German federal, state and local environmental laws and regulations currently in effect.

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

Environmental Regulation in Mexico

Our operations in Mexico are subject to several environmental laws and regulations concerning human health, the handling and disposal of solid and hazardous wastes and discharges of pollutants into the air, soil and water. Under Mexican law, Braskem Idesa is required to obtain environmental and operating permits for the operation of its Mexico Complex. We believe that our operations in Mexico are in compliance in all material respects with applicable Mexican federal, state and local environmental laws and regulations currently in effect.

Property, Plant and Equipment

Our properties consist primarily of petrochemical production facilities in:

•	Camaçari in the State of Bahia;

•	Triunfo in the State of Rio Grande do Sul;

•	Duque de Caxias in the State of Rio de Janeiro;

•	São Paulo, Paulínia, Cubatão, Santo André and Mauá in the State of São Paulo;

•	Maceió and Marechal Deodoro in the State of Alagoas;

•	the United States in La Porte, Freeport and Seadrift, Texas, Marcus Hook, Pennsylvania, Neal, West Virginia;

•	Germany in Schkopau and Wesseling; and

•	Coatzacoalcos in Mexico.

For more information, see note 13 to our consolidated financial statements included elsewhere in this annual report.

Our principal executive offices are located in São Paulo in the State of São Paulo, and we have an administrative support office in the City of Salvador in the State of Bahia. We also have equity interests in investments located in other parts of the country. We own all our production facilities, but we generally rent our administrative offices.

The following table sets forth our properties as of December 31, 2016 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares)(1)
Basic petrochemicals	Triunfo	152.8
Basic petrochemicals	Santo André	74.1
Basic petrochemicals	Camaçari	65.5
Basic petrochemicals	Duque de Caxias	53.0
Basic petrochemicals	Mexico	23.6
Polypropylene	Paulínia	39.7
Polyethylene	Triunfo	30.5
Polyethylene	Camaçari	24.5
Polyethylene	Cubatão	17.6
Polyethylene	Santo André	15.8
Polyethylene	Duque de Caxias	15.0
Polyethylene	Mexico	14.9
Polypropylene	La Porte, Texas	87.0
Polypropylene	Neal, West Virginia	27.1
Polypropylene	Mauá	15.8
Polypropylene	Duque de Caxias	15.0
Polypropylene	Camaçari	13.2
Polypropylene	Triunfo	10.0
Polypropylene	Marcus Hook, Pennsylvania	6.9
Polypropylene	Freeport, Texas	8.9
Polypropylene	Seadrift, Texas	2.5
Polypropylene	Schkopau, Germany	3.7
Polypropylene	Wesseling, Germany	26.0
Caustic soda/chlorine	Maceió	15.0
PVC/caustic soda/chlorine	Camaçari	12.6
PVC	Marechal Deodoro	186.7
Distribution Center	Vila Prudente/Capuava	3.2

(1)	One hectare equals 10,000 square meters.

We believe that all of our production facilities are in good operating condition. As of December 31, 2016, the consolidated net book value of our property, plant and equipment was R$29,336.7 million.

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

Insurance

In addition to the policies described below for our Brazilian and international operations, we maintain other insurance policies for specific risks, including directors and officers liability coverage, workers’ compensation, employers practice liability, automotive, marine cargo and charterer’s liability insurance, among others.

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

The “all risks” insurance program for our plants provides for a total replacement value of US$27.8 billion for property damage. This insurance program is underwritten through separate policies in Brazil, Mexico, the United States and Germany by large insurance companies. These policies are in place until October 2018.

Set forth is a table with additional information related to our all risk insurance policies.

Policy / Region US$ bn	Value at risk - Property Damage	Combined Damage and Interruption Limit	Property Business	Comments
Brazil	21.7	3.375		Limit increased from US$ 2 bn to US$ 3.375 bn.
Mexico	4.4	3.153		Natural Hazard Limit increased from US$ 1.5 bn to US$ 2bn.
USA and Germany	1.7	0.33		Limit increased from US$ 250 million to US$ 330 million; Limit for flood and wind and named storm of US$ 300 million in the aggregate and US$ 200 million per event.

Our policies provide coverage for losses that arise from accidents relating to fire, explosion and machinery breakdown, among others, and consequential business interruption, with maximum indemnity periods ranging from 12 to 33 months, depending on the plant and/or coverage.

As part of our program, we also have third-party liability insurance for our operations, which cover losses for damages caused to third parties from our operations and products, including environmental damage caused by pollution. These policies have a maximum aggregate limit of US$300 million for Brazil, the United States and Germany.

The material damage insurance for our plants provides coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$2 billion per event (combined material damage and business interruption coverage) for the Brazilian plants and US$250 million (combined material damage and business interruption coverage, excluding flood and earthquake damages, which have an indemnity limit of US$200 million per event) for our plants in the United States and Germany. Our policies have deductibles ranging from US$250,000 to US$20 million, depending on the plant and/or coverage.

The business interruption coverage under our policies provides coverage for losses resulting from interruptions due to any material damage covered by the property policy. The losses are covered with maximum indemnity periods ranging from 12 to 24 months and deductibles ranging from 45 to 90 days, depending on the plant and/or coverage.

As a part of our insurance program, we also have a third-party liability policy for our operations, which covers losses for damages caused to third parties from our operations and products, including sudden environmental pollution. This policy has a maximum indemnification limit of US$300 million per occurrence subject to a US$250,000 deductible.

Operations in Mexico

We have an insurance program in force for our operation in Mexico, which is comparable to existing programs for large companies in the industry throughout the world. This program includes: (1) property and business interruption coverage up to an aggregate amount of US$3,153 million, (2) terrorism coverage up to a limit of US$1,212 million, (3) marine cargo coverage up to a limit per shipment of US$6 million, (4) general liability with indemnity limit of US$210 million per event and (5) pollution liability with a maximum indemnification limit of US$50 million.

Compliance

We have adopted a Policy on Compliance in Acting Ethically with Integrity and Transparency, and several internal policies designed to guide our management, employees and counterparties and reinforce our principles and rules for ethical behavior and professional conduct. We maintain an Ethics Line managed by a third party available for employees and non-employees. Every whistleblower complaint is investigated and submitted for evaluation by our Ethics Committee.

Following our discovery of vulnerabilities in our internal controls in connection with the Investigation, we have designed and implemented remediation efforts to improve and evolve our Global Governance and Compliance system, including a series of efforts designed to ensure that every vulnerability that permitted the occurrence of the material weaknesses in our internal control over financial reporting described in “Item 15. Controls and Procedures” is mitigated. We expect such measures to be implemented and producing the desired effects by the end of 2017. We have taken the following measures, among others: (a) established the Compliance Committee (as defined below), (b) hired a Chief Compliance Officer (as defined below) and increased staffing and resources for our Internal Controls, Risk Management, Compliance and Internal Audit departments, (c) created an Internal Audit department, (d) incorporated anti-corruption clauses in our contracts with third-parties, (e) adopted the Policy on Compliance in Acting Ethically with Integrity and Transparency, (f) developed and implemented training programs for our directors, senior management and other employees, (g) enhanced vendor data, due diligence, procurement and payment procedures and associated controls, and (h) redesigned our process for monitoring in-transit inventory of raw materials, including naphtha. Furthermore, we implemented a new set of controls in the fourth quarter of 2016 that improved the processes in connection with manual journal entries, monitoring of payments of commissions and ledger accounts. We have also taken actions to implement controls within the process of posting entries in the inventory and trade payable balance accounts for naphtha imports processed by Braskem Netherlands. Finally, we have improved the internal controls of monitoring of debits obligations in Braskem Idesa. We believe that these steps, taken together, will provide additional supervision, approval and review of accounting transactions and will enable us to better prevent and detect potential issues in our internal controls. For more information, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management” and “Item 15. Controls and Procedures.”

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2016 and 2015 and for the three years ended December 31, 2016, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

Our results of operations for the years ended December 31, 2016, 2015 and 2014 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•	Brazil’s GDP, which contracted 3.6% in 2016, as compared to a contraction of 3.8% in 2015 and growth of 0.1% in 2014, which affects the demand for our products and, consequently, our domestic sales volume;

•	the U.S. GDP, which expanded 1.6% in 2016, as compared to growth of 2.6% in 2015 and 2.4% in 2014, which affects the demand for our products and, consequently, our domestic sales volume;

•	Europe’s GDP, which expanded 1.7% in 2016, as compared to growth of 2.0% in 2015 and 0.9% in 2014, which affects the demand for our products and, consequently, our domestic sales volume;

•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•	the international market price of naphtha, our principal raw material, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which has been volatile during the three years ended December 31, 2016, fluctuating in a range between US$293 and US$462 per ton during 2016, US$387 and US$551 per ton during 2015 and US$492 and US$952 per ton during 2014;

•	the average domestic prices of our principal products expressed in U.S. dollars, which fluctuate to a significant extent based on international prices for these products and which also have a high correlation to our raw material costs;

•	our crackers’ capacity utilization rates, which increased in 2016 as result of the improvements in processes and the investments made over recent years, as well as our capacity to export any surplus not absorbed by Brazil’s domestic market;

•	government industrial policy;

•	sales outside Brazil, which remained stable at R$23.1 billion in 2016 from R$23.2 billion in 2015;

•	changes in the real/U.S. dollar exchange rate, including the appreciation of the real against the U.S. dollar by 16.5% in 2016, as compared to depreciation of 47.0% in 2015 and 13.4% in 2014;

•	the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the LIBOR rate, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;

•	the inflation rate in Brazil, which was 7.2% in 2016, 10.7% in 2015 and 3.8% in 2014, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•	the tax policies and tax obligations.

Our financial condition and liquidity is influenced by various factors, including:

•	our ability to generate cash flows from our operations and our liquidity;

•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;

•	our ability to continue to be able to borrow funds from international and Brazilian financial institutions and to sell our debt securities in the international and Brazilian securities markets, which is influenced by a number of factors discussed below;

•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and

•	the requirement under Brazilian Corporate law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014 in accordance with IFRS.

Our consolidated financial statements have been prepared in accordance with IFRS 10 (Consolidated Financial Statements).

Operating Segments and Presentation of Segment Financial Data

We believe that our organizational structure as of December 31, 2016 reflected our business activities and corresponded to our principal products and production processes. As of December 31, 2016, we had six production business units and reported our results by six corresponding segments to reflect this organizational structure:

•	Basic Petrochemicals—This segment includes (1) our production and sale of basic petrochemicals at the Northeastern Complex, the Southern Complex, ,the São Paulo Complex and the Rio de Janeiro Complex, and (3) our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•	Polyolefins—This segment includes the production in Brazil and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene by our company.

•	USA and Europe—This segment includes the operations of our five polypropylene plants in the United States and the operations of our two polypropylene plants in Germany.

•	Mexico—This segment includes the operations of our polyethylene plants in the Mexican state of Veracruz.

•	Vinyls—This segment includes our production and sale of PVC and caustic soda.

We have included a reconciliation of the results of operations of our segments, as they existed as of December 31, 2016, to our consolidated results of operations under “—Results of Operations” below.

Significant accounting policies

The presentation of our financial condition and results of operations in conformity with IFRS requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following significant accounting policies under IFRS:

•	Impairment of property, plant and equipment and non-financial assets. Our goodwill based on expected future profitability as of December 31, 2016 was R$2,058.9 million. The recoverable value of property, plant and equipment and other noncurrent assets including intangible assets (other than goodwill based on expected future profitability) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable value of goodwill based on expected future profitability is reviewed for impairment on an annual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (1) an asset’s fair value less costs to sell; and (2) its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows that can be cash-generating units or operating segments. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. Our impairment tests of goodwill consider the operations at (1) the Southern Complex in the Basic Petrochemicals Unit, (2) the Polyolefins Unit and (3) the Vinyls Unit.

At the end of 2016, Braskem conducted this test using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

	Allocated goodwill	Cash flow (CF)	Book value (i)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	7,312,051	1,991,908	3.7
Operating segment - Polyolefins	939,667	26,858,040	5,144,650	5.2
Operating segment - Vinyls	192,353	3,282,147	2,979,167	1.1

(i)	This item includes, in addition to goodwill, the long-lived assets and working capital of each operating segment.

The assumptions adopted to determine the discounted cash flow are described in note 3.4(b) to our audited consolidated financial statements. We used a WACC of 13.08% per annum for our Basic Petrochemicals Unit and our Polyolefins Unit and an adjusted WACC of 14.4% per annum for the Vinyls Unit, which was adopted for the 5 years of the projection and to reflect the tax incentive described in note 29(a). To calculate the perpetuity of this business unit, the same discount rate adopted by the other business units was used. The WACC adopted for 2015 was 13.91% per annum. The inflation rate adopted for perpetuity was 4.7%.

Given the potential impact on cash flows of the “discount rate” and “perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	+0.5% on discount rate	-0.5% on perpetuity
CGU and operating segments
CGU - UNIB - South	6,978,365	6,951,557
Operating segment - Polyolefins	25,752,618	25,663,810
Operating segment - Vinyls	3,160,037	3,167,252

The main assumptions used for projecting cash flows are related to the projections for macroeconomic indicators, international prices and global and local demand in the countries where Braskem has production plants.

The macroeconomic indicators are provided by a widely recognized consulting firm and include items such as: exchange, inflation and interest rates, as well as other indicators.

The prices of key petrochemical products are obtained from projections formulated by an international consulting firm. However, the final prices take into consideration meetings of specific internal committees and the knowledge of our experts in the formulation of price references for each market. For the projected period, most of the prices projected internally were more conservative than those originally projected by the international consulting firm.

As in the case of prices, global demand projections also are contracted from a specific consulting firm and, in the markets where we operate directly, are taken into account in determining local demand.

In the Vinyls Unit, which main product is PVC, the amount of projected cash flow exceeded the book value of the assets by 10%. The main variables affecting this business are related to fluctuations in the exchange rate, international spreads (especially those related to the prices of naphtha, PVC and caustic soda) and local demand in Brazil. Fluctuations in these variables that differ from our projections could lead to cash flow that is lower than the value of the assets. As a result, a reduction in the PVC spread in reais (taking into consideration the combined effect of exchange rates and international prices) of 4.3% or a reduction in local demand of 12.2% would result in a cash flow equivalent to the book value of the assets.

We did not record any impairment charges in the years ended December 31, 2016, 2015 and 2014. As of December 31, 2016, we do not believe that any of our cash generating units were at risk of impairment.

•	Valuation of derivative instruments. We use swaps, non-deliverable forwards and other derivative instruments to manage risks from changes in foreign exchange, interest rates and commodities prices. We record these instruments at their estimated fair market value based on market quotations for similar instruments, and based on standard mark-to-market practices, which take into account reliable market curves for interest rates, foreign exchange rates and commodities prices.

•	Deferred Income Tax and Social Contribution. We recognize deferred income tax and social contribution assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing tax rates. We regularly review any deferred income tax and social contribution assets for recoverability and reduce their carrying value based on our historical taxable income, projected future taxable income and the expected timing of any reversals of existing temporary differences. If one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to reduce partially or completely the carrying value of our deferred income tax and social contribution assets.

•	Provisions and Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings,” and in notes 22 and 23 to our audited consolidated financial statements. We record accrued liabilities for provisions that we deem probable of creating an adverse effect on our results of operations or financial condition. For the main contingencies that we deem possible of creating an adverse effect on our results of operations or financial condition, we disclose relevant information regarding the proceedings in accordance with IAS 37. Additionally, the contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. We believe that these judicial and administrative proceedings are properly recognized or disclosed in our financial statements.

•	Pension plans. For defined benefit plans that we sponsor, we calculate our funding obligations based on calculations performed by independent actuaries using assumptions provided by the plan’s management, such as interest rates investment returns, and levels of inflation, and provided by the actuaries, such as mortality rates and future employment levels. Collectively, these assumptions directly impact our liability for accrued pension costs and the amounts we record as pension costs, although individual assumptions are not expected to be material.

•	Useful life of long-lived assets. We recognize the depreciation of long-lived assets based on their estimated useful life, which in turn is based on industry practices and previous experience. However, the actual useful life can vary based on the current state of technologies at each unit. The useful life of the long-lived asset also affects the impairment testing. We do not believe that there are any indications of material change in the estimates and assumptions used in the calculation or the impairment losses of long-lived assets. However, if the actual results are not consistent with the estimates and assumptions used in the future cash flows estimating the fair value of the assets, we could be exposed to potentially significant losses.

•	Valuation of assets and liabilities in business combinations. We have entered into certain business combinations that we have accounted for in accordance with IFRS. In this regard, we hire and supervise the specialized service providers to evaluate the fair value of the assets acquired and liabilities assumed. We allocate the cost of the entity acquired to the assets acquired and liabilities assumed, on a fair value basis, estimated at the date of acquisition. Any difference between the cost of the acquisition and the fair value of the assets acquired and liabilities assumed is recorded as goodwill or a gain on bargain purchase. We exercise significant judgment in the process of identifying the tangible and intangible assets and liabilities, valuing such assets and liabilities in determining the remaining useful life. Assumptions used to value those assets and liabilities include estimates of discounted cash flows or discount rates and may result in a difference between the estimated and actual values. If the actual results are not consistent with the estimates and assumptions used, we could be exposed to potentially significant losses.

Principal Factors Affecting Our Results of Operations

Growth of Brazil’s GDP and Domestic Demand for Our Products

Our sales in Brazil represented 51.7% of our net sales revenue in the year ended December 31, 2016. Thus, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Brazilian GDP	(3.6)%	(3.8)%	0.1%	3.0%	1.9%
Brazilian consumption of polyethylene	(1.3)%	(3.2)%	0.6%	8.0%	1.3%
Brazilian consumption of polypropylene	1.1%	(8.3)%	(2.6)%	4.6%	3.8%
Brazilian consumption of PVC	(2.3)%	(16.0)%	(2.3)%	12.5%	0.9%

Source: Brazilian government and Tendencias Consultoria.

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

In 2014, the Brazilian economy continued to face challenges, registering low GDP growth. The decrease in consumer confidence, demonstrated by the deceleration of consumption, and weaker external demand affected most economic sectors, including the industrial and services sectors, which registered decreased growth as compared to 2013. As a result, Brazilian consumption volumes of thermoplastic resins declined by 2.6% for polypropylene and 2.3% for PVC. Brazilian consumption volumes of polyethylene remained stable.

In 2015, Brazil was affected by the continued political crisis, lower-than-expected GDP growth in China (6.9%, the lowest in 25 years), declines in international commodity prices and weakening currencies in emerging economies, led by the real. Key sectors in the Brazilian economy, such as services, construction and infrastructure, experienced a slowdown which affected the labor market by reducing income levels and consequently household spending and investment. According to the IBGE, Brazil’s GDP contracted 3.8% in 2015. As a result, Brazilian consumption volumes of thermoplastic resins declined by 3.2% for polypropylene, 3.8% for polyethylene and 16.0% for PVC.

In 2016, indicators for economic growth in Brazil were weaker than expected, with negative GDP growth for the year, primarily due to lower borrowing as a result of higher levels of debt held by households and businesses. These factors, combined with the persistent bottlenecks contributing to Brazil cost and the prolonged political and institutional crisis, affected the country’s economy, which resulted in lower demand for resins in the Brazilian market. As a result, Brazilian consumption volumes of thermoplastic resins declined by 2.3% for PVC and 1.3% for polyethylene.

Brazil’s Macroeconomic Environment

The following table shows data inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	December 31,
	2016		2015		2014		2013
Real growth in gross domestic product		(3.6)%		(3.8)%		0.1%		2.3%
Inflation (IGP-M)(1)		7.2%		10.5%		3.7%		5.5%
Inflation (IPCA)(2)		6.2%		10.7%		6.4%		5.9%
CDI rate(3)		13.6%		14.1%		11.6%		9.8%
LIBOR rate(4)		0.9%		0.6%		0.3%		0.2%
Depreciation of the real vs. U.S. dollar		4.3%		41.8%		9.0%		10.5%
Period-end exchange rate—US$1.00	R$	3.259	R$	3.905	R$	2.656	R$	2.343

Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against the U.S. dollar because:

•	a substantial portion of our net sales revenue is denominated in or linked to U.S. dollars;

•	our costs for some of our raw materials, principally naphtha and certain catalysts required in our production processes, are incurred in U.S. dollars or are linked to U.S. dollars;

•	we have operating expenses, and make other expenditures, that are denominated in or linked to U.S. dollars; and

•	we have significant amounts of U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars.

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

Fluctuations in the real will affect the cost of naphtha and other U.S. dollar-linked or imported raw materials. The price of naphtha, raw material, is linked to the U.S. dollar. The pricing formula included in the contract with Petrobras under which we purchase naphtha for our basic petrochemical plants in the Northeastern Complex and in the Southern Complex includes a factor that adjusts the price to reflect the real/U.S. dollar exchange rate.

The depreciation of the real against the U.S. dollar generally increases the production cost for our products and we generally attempt to increase the Brazilian prices for our products in reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of our products. To the extent that our price increases are not sufficient to cover the increased costs for raw materials, our operating margin decreases. Conversely, the appreciation of the real against the U.S. dollar generally decreases the production cost for our products and we generally decrease the Brazilian prices for our products in reais, which may result in increased sales volumes of our products. In periods when the real/U.S. dollar exchange rate is highly volatile, there is usually a lag between the time when the U.S. dollar appreciates or depreciates and the time when we are able to pass on increased costs, or are required to pass on reduced costs, in reais to our customers in Brazil. These pricing discrepancies decrease when the real/U.S. dollar exchange rate is less volatile.

Braskem can enter into financial derivatives transactions to mitigate exchange rate risk associated with exposure to costs in reais. Those operations can include call and put options and related strategies. For example, Braskem may apply a hedging strategy referred to as collar, which is composed of the purchase of a put option associated with the simultaneous sale of a call option, where both options having the same maturity. In this case, if the real depreciates and the strike price of the call exceeds the exchange rate of the option’s exercise date, we may incur significant financial losses. However, since those strategies will be implemented only for non-speculative purposes (in accordance with our financial policy), potential losses on derivatives transactions will be offset by more competitive fixed costs in reais.

Our consolidated U.S. dollar-denominated indebtedness represented 85.0% of our outstanding indebtedness as of December 31, 2016. As a result, when the real depreciates against the U.S. dollar:

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

Effect of Sales Outside Brazil on Our Financial Performance

We have significant production capacity located outside of Brazil from our plants located in the United States, Germany and Mexico.

During the year ended December 31, 2016, 48.4% of our net sales revenue was derived from sales of our products outside Brazil as compared with 49.4% during 2015 and 44.0% during 2014. Net sales revenues derived from sales outside Brazil decreased by 0.3% during 2016, and increased by 16.7% during 2015 and 13.4% during 2014.

During the year ended December 31, 2016, sales to customers in countries in the Americas (other than Brazil) accounted for 57.9% of our sales outside Brazil. During the year ended December 31, 2016, sales to customers in Europe accounted for 16.4% of our sales outside Brazil, and sales to customers in East Asia and Other accounted for 25.7% of our sales outside Brazil.

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

We expect that these cyclical trends in international selling prices and operating margins relating to global capacity shortfalls and additions will likely persist, principally due to the continuing impact of four general factors:

•	cyclical trends in general business and economic activity produce swings in demand for petrochemicals;

•	during periods of reduced demand, the high fixed cost structure of the capital intensive petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization;

•	significant capacity additions, whether through plant expansion or construction, can take three to four years to implement and are therefore necessarily based upon estimates of future demand; and

•	as competition in petrochemical products is, in most cases,focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in Asia, the Middle East and North America. According to IHS, 30.7 million tons of annual global ethylene capacity is scheduled to be commissioned between 2017 and 2021, including approximately 9.3 million tons of annual capacity in China, 2.9 million tons of annual capacity in the Middle East and 11.3 million tons of annual capacity in North America. According to IHS, the majority of the new capacity in China will be based on coal as their principal feedstock. The majority of the new capacity in the Middle East will be based on ethane as their feedstock, either as the only raw material, or with another feedstock for flexible crackers. However, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all.

International pricing pressures increased in 2011 and 2012 as the price differential between naphtha and gas increased and producers using ethane as raw materials were able to maintain competitive margins at sales prices lower than those required by some naphtha based producers. In 2013, the global economy showed signs of recovery, as reflected by the improved performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. This scenario helped support a recovery in the profitability of the global petrochemical industry, and the spreads for thermoplastic resins and main basic petrochemicals improved during the year. In 2014, world GDP growth fell short of initial forecasts for the year, reflecting the slower growth in emerging economies and in the euro zone. However, the recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. In 2015 crude oil prices fell sharply, which reduced the competitive advantage of gas-based producers compared to naphtha-based producers.

The combination of the decline in oil prices, and consequently the decline in naphtha prices, the main feedstock used by the global petrochemical industry, which registered an average price in 2016 of US$385 per ton, down 16.6% from 2015, as well as the cancelation and postponements of previously announced petrochemical projects, supported healthy thermoplastics resins spreads.

We believe that the pricing scenario for the short-term is marked by caution. As expected, petrochemical prices have followed the downward trend in naphtha prices, which in turn followed the downward trend in crude oil markets. However, it is expected that the improvement in the world economy will continue to positively influence the demand and profitability of the sector in the short term.

Based on historical growth of demand for polyethylene, polypropylene and PVC, we believe that the additional capacity introduced in the market in 2014, 2015 and 2016 will be absorbed by the market in the medium-term. However, the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha, Ethane, Propane and Propylene Prices

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

The price of ethane and propane in the Mont Belvieu region in Texas is used as a reference for our costs of feedstocks. Any future developments that affect the U.S. supply/demand balance for natural gas may adversely affect the Mont Belvieu price of natural gas (including ethane, propane and butane) and increase our production costs or decrease the price of petrochemical products. External factors and natural disasters such as hurricanes, harsh winters or industry developments, such as shale gas exploration, may disrupt the supply of natural gas, thereby increasing the cost, which may materially adversely affect our cost of sales and results of operations.

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in several of our other business units. Naphtha and condensate accounted for 63.1% of the total cost of sales of our Basic Petrochemicals Unit during 2016. Naphtha accounted for 42.7% of our direct and indirect consolidated cost of sales and services rendered during 2016.

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

Our contracts with Petrobras provide for naphtha prices based on Amsterdam-Rotterdam-Antwerp (ARA) quotations. The volatility of the quotation of this product in the international market, the real/U.S. dollar exchange rate, and the level of carbon disulfide, a contaminant of the naphtha that is delivered, also influence the price of naphtha that we purchase from Petrobras. We believe that these contracts have reduced the exposure of the cost of our first generation products to fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha.

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

We negotiate the prices in reais for part of our products, principally polyethylene, polypropylene and PVC, on a monthly basis with our domestic customers. We attempt to revise our prices to reflect (1) changes in the international market prices of these products, which tend to fluctuate in tandem with naphtha prices, especially for polyethylene, and (2) the appreciation or depreciation of the real against the U.S. dollar. However, during periods of high volatility in international market prices or exchange rates, we are sometimes unable to fully reflect these changes in our prices in a prompt manner.

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

	Year Ended December 31,
	2016	2015	2014
Ethylene	92%	89%	86%
Polyethylene	89%	87%	80%
Polypropylene	86%	76%	81%
PVC	84%	76%	89%
Polypropylene USA and Europe	100%	98%	92%
PE Mexico (*)	42%	—	—

(*)	Mexico complex started in 2016

In 2014, average capacity utilization was affected by (1) the scheduled maintenance shutdown of one of our cracker production lines in the Southern Complex; (2) the scheduled maintenance shutdown at our cracker production line in the São Paulo Complex; (3) a lack of propylene supply at the Rio de Janeiro Complex, and (4) a lack of ethane and propane supply at the Rio de Janeiro Complex.

In 2015, average capacity utilization was affected by (1) improved performance of the complexes in the Northeastern Complex and the Southern Complex; (2) an incident at the complex in São Paulo; and (3) a lack of propylene supply at the Rio de Janeiro Complex, and (4) a lack of ethane and propane supply at the Rio de Janeiro Complex.

In 2016, average capacity utilization was affected by (1) strong operating performance of the crackers, resulting from increased operating efficiency and exports of excess volumes not absorbed, and (2) higher availability of feedstock at the gas-based cracker in Rio de Janeiro.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which we operate. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased therefore increasing Brazilian demand for our products. The original program ended in the end of December 2013. In August 2014, the Brazilian government permanently reinstated Reintegra, the program was established on a permanent basis and with mobile rates, that could vary by up to 5% of the revenue of the companies with exports, with a refund tax rate of 0.1%.In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree 8,543, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015 which remained in effect until December 31, 2016. On August 28, 2017, pursuant to Decree 9,148, that amended the Decree 8,543, the Reintegra rate increased to 2% effective as of January 1, 2017 until December 31, 2018.

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

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Equator, Peru and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension from Mexico are subject to reduced tariffs of 11.2%, due to a trade agreement. Imports and exports among Mercosur and Colombia, Ecuador e Venezuela are not subject to tariffs due to a trade agreement since 2005.

Imports of suspension PVC from the U.S. and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX. Since 2008, imports of suspension PVC from China have been also subject to duties of 21.6%, and imports of suspension PVC from South Korea have been subject to duties ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. The duties imposed to imports from U.S. and México are scheduled to expire in 2021, and the duties imposed to imports from China and South Korea are scheduled to expire in 2019.

Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on polypropylene imports from the United States. Those measures were renewed in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on polypropylene imports from South Africa, India and South Korea of 16.0%, 6.4 to 9.9% and 2.4 to 6.3%, respectively. The duties imposed on imports of polypropylene from the United States are scheduled to expire in 2021, and the duties imposed on imports from South Africa, India and South Korea are scheduled to expire in 2019.

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2016, our total outstanding consolidated indebtedness, net of transaction costs, was R$23,331.1 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 15 to our audited consolidated financial statements. In the year ended December 31, 2016, we recorded total financial expenses of R$3,571.0 million, of which R$2,037.7 million consisted of interest expense and R$659.4 million consisted of expenses related to monetary variation on financing. We recorded financial revenue of R$690.1 million, of which R$504.5 million corresponds to interest income. In addition, we recorded a loss of R$3,210.4 million in connection foreign exchange variation on our financial assets and liabilities. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Effect of Taxes on Our Income

We are subject to a variety of generally applicable federal and state taxes in multiple jurisdictions on our operations and results. We are generally subject to Brazilian federal income tax (combined with Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL) at an effective rate of 34%, which is the standard corporate tax rate in Brazil. We have available certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas. These exemptions have been granted for varying lengths of time to each of our manufacturing plants located in these states.

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

Due to operating losses sustained by us in the past, we had R$2,114.5 million of deferred income tax and social contribution assets arising from tax loss carryforwards available as of December 31, 2016. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net profits. This limit also affects the social contribution on net profit, or CSLL. The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

•	Braskem Europe (Germany) - 31.00%

•	Braskem America e Braskem America Finance (United States) - 35.00%

•	Braskem Argentina (Argentina) - 35.00%

•	Braskem Austria e Braskem Austria Finance (Austria) - 25.00%

•	Braskem Petroquímica Chile (Chile) - 22.50%

•	Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc Netherland (The Netherlands)- 25.00%

•	Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Sofom (Mexico) - 30.00%

Our export sales are currently exempt from (1) PIS (2) COFINS, a federal value-added tax, (3) the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, and (4) ICMS.

Recent Developments

Commencement of Operations of Our Mexico Unit

During April 2016, Braskem Idesa commenced commercial operations of the Mexico Complex. As a result of the commencement of operations of the Mexico Complex, we commenced recording the results of our Mexico business unit as a separate segment in our financial statements as of dates and for periods ended after January 1, 2016. For more information about the Mexico Complex and the Mexico business unit, see “Item 4. Information on the Company—Mexico Unit.”

Global Settlement

In December 2016, we entered into a global settlement with the MPF, the DoJ, the SEC and the OAG with regard to certain matters under investigation, which we refer to as the Global Settlement. The Global Settlement was reached at the conclusion of an independent internal investigation into the allegations of improper payments in connection with the so-called Operation Car Wash in Brazil. Under the Global Settlement, Braskem will pay the aforementioned authorities in Brazil and overseas the aggregate approximate amount of US$957 million, equivalent to approximately R$3.1 billion. The Global Settlement was definitively ratified as follows:

•	In Brazil, the Leniency Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016 and on June 6, 2017 by the 13th Federal Court of Curitiba.

•	In the United States, the competent courts confirmed the resolution with the DoJ on January 26, 2017 and the resolution with the SEC on February 28, 2017.

•	In Switzerland, the agreement with the OAG did not require ratification to produce effect.

Of the total fine established in the Global Settlement, we have already paid approximately R$1.3 billion in the following manner

•	US$94.9 million (R$296.6 million) to the DoJ on February 8, 2017;

•	US$65.0 million (R$206.5 million) to the SEC on April 27, 2017;

•	CHF30.2 million (R$104.4 million) to the OAG on June 27, 2017;

•	R$736.5 million to the MPF on July 6, 2017.

The outstanding amount of approximately R$1.8 billion will be paid in the following manner:

•	CHF64.3 million to the OAG in four equal annual and successive installments of CHF16.1 million due on June 30 of each year commencing in 2018; and

•	R$1.6 billion to the MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year commencing in 2018. To guarantee payment of future installments, Braskem has provided a guaranty in the form of fixed assets in an amount equal to one annual installment.

For more information regarding the Global Settlement, see “Item 8. Financial Information—Legal Proceedings—Global Settlement.”

Sale of quantiQ

On January 10, 2017, we entered into an agreement with GTM do Brasil Comércio de Produtos Químicos LTDA under which we will sell 100% of our ownership interest in quantiQ for an aggregate amount of R$550 million. On April 3, 2017, the sale of subsidiary quantiQ to GTM do Brasil Comércio de Produtos Químicos Ltda (“GTM”) was completed. As a result of the sale, on that same date, Braskem received the amount of R$450 million, and the remaining balance of R$100 million, will be paid by GTM in up to 12 months, and may undergo customary adjustments of this kind of operation.

Acquisition of Cetrel

On January 27, 2017, our board of directors authorized the execution of a purchase agreement with Odebrecht Utilities S.A., through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A., which represent 63.7% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction. The consummation of the acquisition is subject to shareholder approval, in accordance with Article 256 of Brazilian Corporation Law, and to the conditions precedent that are customary for transactions of this kind.

Braskem’s Financial Policy

In March 2016, our board of directors approved a new version of Braskem’s Financial Policy. This Policy sets forth and ratifies concepts, criteria and limits of delegation for decisions that involve: cash flow management and liquidity; investment of available cash; raising of funds and provision of guarantees and management of foreign exchange risk and commodities. In comparison with the older version, the new Policy maintains a conservative posture regarding financial risk management, focusing on the pro-active and continuous management of risks through anticipation and, when necessary, protection in relation to unfavorable scenarios.”

UTEC

In January 2017, we commenced operations at our UHMWPE production facility in our La Porte, Texas site. We believe the production of specialized UHMWPE at this new plant will enable us to better serve our clients in North America and Europe by exporting UHMWPE.

Construction of Polypropylene Plant in the United States

On June 21, 2017 our board of directors approved a project to build a new polypropylene plant at our site in La Porte, Texas, or the La Porte Project. With an approved investment of up to US$675 million, the La Porte Project will add 450 kt of annual polypropylene production capacity to our portfolio, with startup expected in 2020.

The La Porte Project is aligned with our strategy to diversify our feedstock profile and expand geographically in the Americas, and it will strengthen our leadership position in polypropylene production in the United States.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS.

The discussion of the results of our business units is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, and reflected in our consolidated financial statements.

	Year Ended December 31, 2016
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	25,062.6	(20,266.1)	4,796.5	(698.4)	—	(373.7)	3,724.4
Polyolefins	20,307.4	(16,041.1)	4,266.3	(1,303.8)	—	(119.8)	2,842.7
Vinyls	3,016.4	(2,833.8)	182.6	(240.7)	—	(49.4)	(107.4)
USA and Europe	8,896.1	(6,080.7)	2,815.3	(559.5)	—	(9.3)	2,246.5
Mexico (2)	1,586.9	(1,017.1)	569.9	(246.1)	—	(125.4)	198.3

Total segments	58,869.4	(46,238.8)	12,630.6	(3,048.5)	—	(677.5)	8,904.5
Other segment(3)	12.2	(14.8)	(2.6)	(1.9)	—	(20.9)	(25.3)
Corporate unit(4)	—	—	—	(108.2)	30.1	(3,053.8)	(3,131.9)
Reclassifications and eliminations(5)	(11,217.6)	11,312.9	95.4	108.6	—	—	204.0

Consolidated	47,664.0	(34,940.7)	12,723.4	(3,050.0)	30.1	(3,752.2)	5,951.2

	Year Ended December 31, 2015 – Restated
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	24,269.8	(20,053.1)	4,216.7	(658.9)	—	(178.1)	3,379.6
Polyolefins	19,986.2	(15,461.2)	4,525.0	(1,224.6)	—	(130.7)	3,169.7
Vinyls	2,780.1	(2,415.9)	364.2	(224.9)	—	(27.0)	112.4
USA and Europe	8,239.9	(6,908.6)	1,331.3	(445.9)	—	(13.4)	872.0
Mexico (2)	472.0	(486.8)	(14.8)	(88.2)	—	3.8	(99.3)

Total segments	55,747.9	(45,325.5)	10,422.4	(2,642.5)	—	(345.5)	7,434.4
Other segment(3)	159.5	(150.2)	9.3	(6.5)	—	(73.9)	(71.0)
Corporate unit(4)	—	—	—	(9.0)	2.2	(244.6)	(251.3)
Reclassifications and eliminations(5)	(9,027.5)	8,747.7	(279.7)	124.7	—	(67.3)	(222.3)

Consolidated	46,880.0	(36,728.0)	10,152.0	(2,533.3)	2.2	(731.2)	6,889.7

	Year Ended December 31, 2014 – Restated
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	25,576.3	(23,252.8)	2,323.5	(692.7)	—	190.3	1,821.1
Polyolefins	18,502.2	(15,599.6)	2,902.6	(965.7)	—	(53.2)	1,883.7
Vinyls	2,709.5	(2,551.5)	158.0	(205.3)	—	57.3	10.0
USA and Europe	7,934.3	(7,481.3)	453.0	(294.9)	—	(82.5)	75.6
Mexico (2)	273.3	(262.6)	10.6	(58.7)	—	4.2	(43.9)

Total segments	54,995.5	(49,147.8)	5,847.7	(2,217.3)	—	116.0	3,746.4
Other segment(3)	129.4	(21.6)	107.8	(111.3)	—	(8.3)	(11.8)
Corporate unit(4)	—	—	—	(110.5)	3.9	(96.6)	(203.1)
Reclassifications and eliminations(5)	(9,989.0)	9,817.8	(171.3)	78.1	—	31.7	(61.6)

Consolidated	45,135.9	(39,351.7)	5,784.2	(2,361.1)	3.9	42.8	3,469.8

(1)	Includes research and development.
(2)	(i)With the operational startup of Braskem Idesa, our company began to report as of January 1, 2016, the “Mexico” segment, which includes activities related to polyethylene production and sale of that subsidiary. Such financial information for the years ended December 31, 2015 and December 31, 2014,which were previously presented under “Other segments”, are now presented in this new segment.
(3)	Represents expenses of Braskem that are not allocated to any particular segment.
(4)	Eliminations consist primarily of intersegment sales, which are made in similar terms as arm’s length transactions.

In the following discussion, references to increases or declines in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

The following table sets forth our consolidated financial information for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015	% Change
	(in millions of reais)
Net sales revenue	47,664.0	46,880.0	1.7%
Cost of products sold	(34,940.6)	(36,728.0)	(4.9)%

Gross profit	12,723.4	10,152.0	25.3%
Income (expenses):
Selling and distribution	(1,410.8)	(1,083.2)	30.3%
General and administrative	(1,477.2)	(1,280.5)	15.4%

	Year Ended December 31,
	2016	2015	% Change
	(in millions of reais)
Research and development	(162.0)	(169.6)	(4.5)%
Results from equity investments	30.1	2.2	n.m.
Other operating expenses, net	(3,752.2)	(731.2)	413.1%

Operating profit	5,951.2	6,889.7	(13.6)%
Financial results:
Financial expenses	(3,571.0)	(3,163.4)	12.9%
Financial income	690.1	584.9	18.0%
Exchange rate variations, net	(3,210.4)	102.9	n.m.

Financial expenses, net	(6,091.3)	(2,475.6)	146.1%

Profit (loss) before income tax and social contribution	(140.0)	4,414.2	n.m.
Income tax and social contribution	(616.0)	(1,660.4)	(62.9)%

Profit (loss) from continuing operations	(756.1)	2,753.8	n.m.
Results from discontinued operations	26.9	6.4	320.9%

Profit (loss)	(729.2)	2,760.2	n.m.

n.m.: Not meaningful

Net Sales Revenue

Net sales revenue increased by 1.7%, or R$784.0 million, to R$47,644.0 million in 2016 from R$46,880.0 million in 2015, primarily as a result of (1) a R$1,114.9 million, or 236.2%, increase in net sales revenue of our Mexico Unit, to R$1,586.9 million in 2016 from R$472.0 million in 2015, and (2) a R$792.8 million, or 3.3%, increase in net sales revenue of our Basic Petrochemicals Unit, to R$25,062.6 million in 2016 from R$24,269.8 million in 2015. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals Unit to our other segments, increased by 24.3%, or R$2,190.1 million, to R$11,217.6 million in 2016 from R$9,027.5 million in 2015.

Net Sales Revenue of Basic Petrochemicals Unit

Net sales revenue of the Basic Petrochemicals Unit increased by R$792.8 million, or 3.3%, to R$25,062.6 million in 2016 from R$24,269.8 million in 2015.

Net Sales Revenue Generated by Sales in Brazil:

In 2016, net sales revenue from domestic sales in Brazil increased by 0.9%, or R$165 million, to R$19,490 million (including R$10,775 million from sales to the Polyolefins and Vinyls Units) in 2016 compared to R$19,326 million in 2015, primarily due to higher sales by volume of basic petrochemicals to third parties, in particular a 66% increase in the sales volume of gasoline in the domestic market as a result of the prioritization of domestic sales.

Sales Volume in Brazil.

Internal Transfers: The Basic Petrochemicals Unit transfers mainly ethylene to the Vinyls Unit and ethylene and propylene to the Polyolefins Unit. The table below sets forth our Basic Petrochemicals Unit’s internal transfers by volume for the periods indicated.

Basic Petrochemicals Unit’s Internal Transfers Volume	Year Ended December 31,
	2016	2015	% Change
	(in tons)
Ethylene	2,856,541	2,793,531	2.3%
Propylene	1,022,070	987,280	3.5%

Total	3,878,611	3,780,811	2.6%

The table below sets forth our Basic Petrochemicals Unit’s sales in Brazil to third parties by volume for the periods indicated:

Basic Petrochemicals Unit’s Domestic Sales Volume	Year Ended December 31,
	2016	2015	% Change
	(in tons)
Ethylene	511,865	485,761	5.4%
Propylene	291,311	246,081	18.4%
Cumene	194,472	206,035	(5.6)%
Butadiene	198,451	220,109	(9.8)%
BTX (1)	676,958	631,466	7.2%

Total	1,873,057	1,789,452	4.7%

(1)	BTX is defined as Benzeno, Tolueno and Paraxylene.

Net Sales Revenue Generated by Exports.

Net sales revenue from exports increased by 12.7%, or R$628 million, to R$5,572 million in 2016 compared to R$4,944 million in 2015, mainly due to: (i) the 4.3% depreciation of the real against the U.S. dollar during the corresponding period; and (ii) the higher sales volume and better international price references for certain basic petrochemicals, particularly butadiene.

Sales Volume from Exports.

Our Basic Petrochemicals Unit’s volume of export sales decreased 6.7%, to 704.7 ktons in 2016 from 754.9 ktons in 2015, primarily due to (i) the substitution of propylene export volumes to supply to a client in the acrylics complex in Bahia, (ii) the increased volume of gasoline allocated to the Brazilian market, and (iii) the higher volume of transfers to the Polyolefins Unit to produce polypropylene. These factors were partially offset by higher exports of benzene and butadiene.

	Year Ended December 31,
Basic Petrochemicals Unit’s Export Sales Volume	2016	2015	% Change
	(in tons)
Ethylene	64,193	62,859	2.1%
Propylene	79,312	170,454	(53.5)%
Butadiene	213,666	165,404	29.2%
BTX (1)	347,498	356,195	(2.4)%

Total	704,670	754,911	(6.7)%

(1)	BTX is defined as Benzeno, Tolueno and Paraxylene.

Net Sales Revenue of Polyolefins Unit

Net sales revenue of the Polyolefins Unit increased by 1.6%, or R$321.2 million, to R$20,307.4 million in 2016 from R$19,986.2 million in 2015, primarily as a result of (i) higher sales volume, particularly in the export market, and (ii) the 4.3% depreciation of the real against the U.S. dollar during the corresponding period.

Net Sales Revenue Generated by Sales in Brazil.

Net sales revenue from domestic sales in Brazil decreased by 1%, or R$129.0 million, to R$13,903 million in 2016 from R$14,032.1 million in 2015, primarily due to the lower polypropylene prices in the international market.

Sales Volume in Brazil .

In 2016, sales volume in Brazil decreased 0.8%, to 2,811.1 ktons in 2016 from 2,832.8 ktons in 2015, primarily as a result of deceleration in the performance of important sectors of the economy that accompany the performance of the Brazilian GDP. The table below sets forth our Polyolefins Unit’s domestic sales volume for the periods indicated:

	Year Ended December 31,
Polyolefins Unit’s Domestic Sales Volume	2016	2015	% Change
	(in tons)
Polyethylene	1,705,462	1,705,877	n.m.
Polypropylene	1,105,675	1,126,949	(1.9)%

Total	2,811,137	2,832,827	(0.8)%

Net Sales Revenue Generated by Exports.

Our Polyolefins Unit’s net sales revenue from exports increased 7.6%, or R$450.2 million, to R$6,404.3 million in 2016 from R$5,954.1 million in 2015, primarily due to higher sales volume and the 4.3% depreciation of the real against the U.S. dollar the corresponding period, which were offset by lower average prices in the international market.

Sales Volume from Exports.

Our Polyolefins Unit’s volume of export sales increased 21.7% to 1,590 kton from 1,307 kton in 2015, primarily due to an increase in the volume of export of polypropylene, mainly to South America and Europe, and an increase in the volume of exports of polyethylene to northern South America, as part of our strategy to support the startup of the Mexico Complex.

	Year Ended December 31,
Polyolefins Unit’s Export Sales Volume	2016	2015	% Change
	(in tons)
Polyethylene	1,024,233	921,044	11.2%
Polypropylene	566,255	386,150	46.6%

Total	1,590,488	1,307,193	21.7%

Net Sales Revenue of Vinyls Unit

Net sales revenue of our Vinyls Unit increased by 8.5%, or R$236.3 million, to R$3,016.4 million in 2016 from R$2,780.1 million in 2015, primarily as a result of an increase in sales volume of PVC and the 4.3% depreciation of the real against the U.S. dollar during the corresponding period.

Net Sales Revenue Generated by Sales in Brazil.

Net sales revenue of the Vinyls Unit generated by sales in Brazil increased 4%, or R$110.2 million, to R$2,695 million in 2016 from R$2,585.0 million in 2015, primarily as a result of the 4.3% depreciation of the real against the U.S. dollar during the corresponding period, which was partially offset by a 0.3% decrease in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS.

Sales Volume in Brazil.

Our Vinyls Unit’s volume of sales in Brazil decreased 0.2% to 528.3 kton in 2016 from 529.5 ktons in 2015, primarily due to an increased in the volume of sales made to the agribusiness sector (irrigation tubing).

	Year Ended December 31,
Vinyls Unit’s Domestic Sales Volume	2016	2015	% Change
	(in tons)
PVC	528,314	529,493	(0.2)%

Total	528,314	529,493	(0.2)%

Net Sales Revenue Generated by Exports.

Our Vinyls Unit’s net sales revenue increased by 65%, or R$126.1 million, to R$321 million from R$195.1, primarily due to an increase in the export sales volume of PVC.

Sales Volume from Exports.

Our Vinyls Unit’s volume of export sales increased by 78.8%, to 116.9 kton in 2016 from 65.4 kton in 2015, primarily due to our strategy to export part of our PVC production given the weaker demand in the domestic market.

	Year Ended December 31,
Vinyls Unit’s Export Sales Volume	2016	2015	% Change
	(in tons)
PVC	116,919	65,375	78.8%

Total	116,919	65,375	78.8%

Net Sales Revenue of USA and Europe Unit

Net sales revenue of our USA and Europe Unit, which includes our polypropylene assets in the United States and Europe, increased by 8.0%, or R$656.2 million, to R$8,896.1 million in 2016 from R$8,239.9 million in 2015, primarily as a result of the higher polypropylene prices in the U.S. market and the stronger sales volume. In 2016, polypropylene sales volume increased 2% from the previous year, due to the better operating performance of our Units and the higher demand for polypropylene in the United States and Europe.

Net Sales Revenue of Mexico Unit

Net sales revenue of the Mexico Unit increased by 236.2%, or R$1,114.9 million, to R$1,586.9 million in 2016 from R$472.0 million in 2015, as a result of the commencement of operations of the Mexico Complex. The sales volume of polyethylene by this segment increased to approximately 431.7 ktons in 2016 from approximately 100.0 ktons in 2015. For more information about the Mexico Complex and the Mexico Unit, see “Item 4. Information on the Company—Recent Developments—Commencement of Operations of Our Mexico Unit.”

Cost of Products Sold and Gross Profit

Cost of products sold declined by 4.9%, or R$1,787.4 million, to R$34,940.6 million in 2016 from R$36,728.1 million in 2015, primarily as a result of a 12.0% decrease in cost of products sold by our USA and Europe Unit, which was partially offset by a 3.8% increase in cost of products sold by our Polyolefins Unit. Reclassifications and eliminations of cost of sales and services rendered by our Units calculated as part of our consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls Units from our Basic Petrochemicals Unit, increased by 29.3% in 2016.

Consolidated gross profit increased by 25.3%, or R$2,571.4 million to R$12,723.4 million in 2016 from R$10,152.0 million in 2015. Gross margin (gross profit as a percentage of net sales revenue) increased to 26.7% during 2016 from 21.7% during 2015.

Cost of Products Sold of Basic Petrochemicals Unit

Cost of products sold of the Basic Petrochemicals Unit increased by 1.1%, or R$213.0 million, to R$20,266.1 million from R$20,053.1 million in 2015, primarily as a result of a 3.3% increase in the total production of the Basic Petrochemicals Unit and the 4.3% depreciation of the real against the U.S. dollar during the corresponding period.

Gross profit of the Basic Petrochemicals Unit increased by 13.8% to R$4,796.5 million during 2016 from R$4,216.7 million during 2015, and gross margin increased to 19.1% during 2016 from 17.4% during 2015.

Cost of Products Sold of Polyolefins Unit

Cost of products sold of the Polyolefins Unit increased by 3.8%, or R$580.0 million, to R$16,041.1 million in 2016 to R$15,461.2 million in 2015, primarily as a result of the increase in sales volume discussed above and the 4.3% depreciation of the real against the U.S. dollar during the corresponding period. The effects of these factors were partially offset by the lower feedstock price.

Gross profit of the Polyolefins Unit decreased by 5.7% to R$4,266.3 million during 2016 from R$4,525.0 million during 2015, and gross margin decreased to 21.0% during 2016 from 22.6% during 2015.

Cost of Products Sold of Vinyls Unit

Cost of products sold of the Vinyls Unit increased by 17.3%, or R$417.9 million, to R$2,833.8 million in 2016 from R$2,415.9 million in 2015, primarily as a result of the increase in sales and production volumes and the 4.3% depreciation of the real against the U.S. dollar during the corresponding period.

Gross profit of the Vinyls Unit declined by 49.9% to R$182.6 million during 2016 from R$364.2 million during 2015, while gross margin declined to 6.1% during 2016 from 13.1% during 2015.

Cost of Products Sold of USA and Europe Unit

Cost of products sold of the USA and Europe Unit declined by 12.0%, or R$827.9 million, to R$6,080.7 million in 2016 from R$6,908.6 million in 2015, primarily as a result of decreases in the price of propylene.

Gross profit of the USA and Europe Unit increased by 111.5% to R$2,815.3 million during 2016 from R$1,331.3 million during 2015, and gross margin increased to 31.6% during 2016 from 16.2% during 2015.

Cost of Products Sold by Mexico Unit

Cost of products sold by the Mexico Unit increased by 108.9%, or R$530.2 million, to R$1,017.1 million in 2016 from R$486.8 million in 2015, as a result of the commencement of operations of the Mexico Complex. For more information about the Mexico Complex and the Mexico Unit, see “Item 4. Information on the Company—Recent Developments—Commencement of Operations of Our Mexico Unit.”

During 2016, the Mexico Unit recorded a gross profit R$569.9 million and gross margin of 35.9%. During 2015, the Mexico Unit recorded a gross loss R$14.8 million and a negative gross margin of 3.1%.

Selling and Distribution Expenses

Selling and distribution expenses increased by 30.3%, or R$327.7 million, to R$1,410.8 million in 2016 from R$1,083.2 million in 2015, primarily as a result of increase of our consolidated volume of exports sales and logistical expenses.

General and Administrative Expenses

General and administrative expenses increased by 15.4%, or R$196.7 million, to R$1,477.2 million in 2016 from R$1,280.5 million in 2015, primarily as a result of: (1) the effects of the 4.3% depreciation of the real against the U.S. dollar during the corresponding period on our expenses related to international businesses; (2) the advertising expenses associated with the Paralympic Games; (3) expenses with attorneys and auditors in connection with the Investigation conducted in 2016; (4) higher expenses with software licensing; and (5) the startup of the Braskem Idesa petrochemical complex..

Research and Development Expenses

Research and development expenses declined by 4.5%, or R$7.6 million, to R$162.0 million in 2016 from R$169.6 million in 2015, primarily as a result of the effect of the 4.3% depreciation of the real against the U.S. dollar during the corresponding period on the translation to reais of investments made in U.S. dollars. Research and development expenses as a percentage of net sales revenue declined to 0.3% during 2016 from 0.4% during 2015.

Results from Equity Investments

Results from equity investments increased by R$27.9 million to a gain of R$30.1 million in 2016 from a gain of R$2.2 million in 2015, as a result of an increase in the results of jointly-controlled investments, primarily RPR and Borealis. For more information related to our results of equity investments, see note 12 to our financial statements included elsewhere herein.

Other Operating Income (Expenses), Net

Other operating expenses, net increased by 413.1%, or R$3,021.0 million, to R$3,752.2 million in 2016 from R$731.2 million in 2015, consisting of: (1) R$2,860.4 million in expenses related to the Global Settlement among us and the MPF, the DoJ, the SEC and the OAG; (2) depreciation expenses and maintenance costs of R$252.3 million related to idle industrial plants, including R$138.6 million in costs corresponding to installed and unused capacity in the first months of operation of the subsidiary Braskem Idesa; (3) expenses of R$182.6 million related to environmental provisions; (4) allowances for labor, tax and other claims of R$170.0 million; and (5) provision of R$53.8 million related to investment losses and expenses with projects;

Other operating expenses, net was R$731.2 million during 2015, consisting of: (1) depreciation expenses and maintenance costs of R$152.5 million related to idle industrial plants, including the São Paulo site during the period the unit was shut down; (2) provision of R$174.5 million related to investment losses and expenses with projects; (3) allowances for labor and tax claims of R$105.6 million; (4) expenses of R$65.8 million related to environmental provisions; and (5) R$85.6 million related to other operating expenses.

Operating Profit (Loss)

As a result of the foregoing:

•	operating profit on a consolidated basis declined by 13.6%, or R$938.5 million, to R$5,951.2 million in 2016 from R$6,889.7 million in 2015, and as a percentage of net sales revenue, operating profit decreased to 12.5% during 2016 from 14.7% during 2015;

•	operating profit of the Basic Petrochemicals Unit increased by 10.2% to R$3,724.4 million during 2016 from R$3,379.6 million during 2015, and the operating margin of the Basic Petrochemicals Unit increased to 14.9% during 2016 from 13.9% during 2015;

•	operating profit of the Polyolefins Unit declined by 10.3% to R$2,842.7 million during 2016 from R$3,169.7 million during 2015, and the operating margin of the Polyolefins Unit declined by 14.0% during 2016 from 15.9% during 2015;

•	operating profit of the USA and Europe Unit increased to R$2,246.5 million during 2016 from R$872.0 million during 2015, and the operating margin of the USA and Europe Unit increased to 25.3% during 2016 from 10.6% during 2015;

•	during 2016, the Vinyls Unit recorded an operating loss of R$107.4 million and negative operating margin of 3.6%, compared to an operating profit of R$112.4 million and operating margin of 4.0% during 2015; and

•	during 2016, the Mexico Unit recorded an operating profit of R$198.3 million and operating margin of 12.5%, compared to an operating loss of R$99.3 million and negative operating margin of 21.0% during 2015.

Financial Results

Financial expenses, net increased by 146%, or R$3,615.7 million, to R$6,091.3 million in 2016 from R$2,475.6 million in 2015, primarily as a result of our recording a R$3,210.4 million loss in exchange rate variation, net in 2016 compared to R$102.9 million gain in exchange rate variation, net in 2015, principally due to the start of the recognition of hedge accounting under profit or loss in the amount of R$1,298 million and the 16.5% appreciation of the real during the corresponding period, which negatively affected the balance of financial investments and accounts receivable in foreign currencies.

Financial Income

Financial income increased by 18.0%, or R$105.2 million, to R$690.1 million in 2016 from R$584.9 million in 2015, primarily due to a R$118.3 million increase in interest income, which was partially offset by a R$12.8 million decrease in other financial income.

Financial Expenses

Financial expenses increased by 12.9%, or R$407.8 million, to R$3,571.0 million in 2016 from R$3,163.4 million in 2015, primarily due to a R$320.9 million increase in interest expenses, a R$97.4 million increase in monetary variations on fiscal debts and a R$32.3 million increase in monetary variations.

Income Tax and Social Contribution

During the Investigation, the specialized law firms identified payments for services to third parties without corresponding evidence of the services being rendered, or the Improper Commission Payments. As a result, we recognized errors in our calculation of taxes payable in prior periods, or the Tax Adjustments, determined that these errors were material, and that we would be required to restate our financial statements included in Amendment No. 1 of the Form 20-F for the fiscal year ended December 31, 2015, as described in more detail in note 2.4 to our audited consolidated financial statements included in this annual report.

Our income tax and social contribution expense decreased by 62.9% to R$ 616.0 million during 2016 from R$ 1,660.4 million during 2015.

The effective tax rate applicable to our profit before income tax and social contribution was 440.0% in 2016, primarily as a result of: (1) permanent adjustments caused by differences of income tax rates of investments in countries that have a lower tax rate than Brazil, which reduced the effective tax rate by approximately 34.0%; (2) permanent adjustments caused by fines pursuant to the Global Settlement, which increased the tax rate by 494.5%; (3) permanent adjustments to income tax and social contribution from previous years, which increased tax rate by 33.2%; and (4) equity in results of investees, which reduced the applicable effective tax rate by 7.3%.

Profit (Loss)

As a result of the foregoing, we recorded a loss of R$729.2 million, or 1.5% of net sales revenue, during 2016, compared to a profit of R$2,760.2 million, or 5.9% of net sales revenue, during 2015.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

The following table sets forth consolidated financial information for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014	% Change
	(in millions of reais)
Net sales revenue	46,880.0	45,135.9	3.9%
Cost of products sold	(36,728.0)	(39,351.7)	(6.7)%

Gross profit	10,152.0	5,784.2	75.5%
Income (expenses):
Selling and distribution	(1,083.2)	(1,037.4)	4.4%
General and administrative	(1,280.5)	(1,195.5)	7.1%
Research and development	(169.6)	(128.1)	32.4%
Results from equity investments	2.2	3.9	(43.5)%
Other operating income (expenses), net	(731.2)	42.8	n.m.

Operating profit	6,889.7	3,469.8	98.6%
Financial results:
Financial expenses	(3,163.4)	(2,716.4)	16.5%
Financial income	584.9	399.9	46.3%
Exchange rate variations, net	102.9	(84.1)	n.m.

Financial expenses, net	(2,475.6)	(2,400.6)	3.1%

Profit before income tax and social contribution	4,414.2	1,069.2	312.9%
Income tax and social contribution	(1,660.4)	(491.0)	238.2%

Profit from continuing operations	2,753.8	578.2	376.3%
Results from discontinued operations	6.4	0.1	n.m.

Profit	2,760.2	578.2	377.4%

n.m.: Not meaningful

Net Sales Revenue

Net sales revenue increased by 3.9%, or R$1,744.1 million, to R$46,880.0 million in 2015 from R$45,135.9 million in 2014, primarily as a result of (1) an increase of 8.0% R$1,483.9 million, in net sales revenue of our Polyolefins Unit, to R$19,986.2 million in 2015 from R$18,502.2 million in 2014, and (2) a 3.9%, or R$305.6 million, increase in net sales revenue of our USA and Europe Unit, to R$8,239.9 million in 2015 from R$7,934.3 million in 2014, the effects of which were partially offset by a 5.1% decline in net sales revenue of our Basic Petrochemicals Unit. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals Unit to our other Units, declined by 9.6%, or R$961.6 million, to R$9,027.5 million in 2015 from R$9,989.0 million in 2014.

Net Sales Revenue of Basic Petrochemicals Unit

Net sales revenue of the Basic Petrochemicals Unit decreased by 5.1%, or R$1,306.5 million, to R$24,269.8 million in 2015 from R$25,576.3 million in 2014, primarily as a result of the reduction in international petrochemical prices due to lower oil and naphtha prices, which were partially offset by the increase in total sales volume and the 41.8% depreciation of the real against the U.S. dollar during the corresponding period.

Net Sales Revenue Generated by Sales in Brazil.

Net sales revenue of our Basic Petrochemicals Unit generated by sales in Brazil decreased 4.3%, to R$19,326 million (including R$11,802 million from sales to the Polyolefins and Vinyls Units) in 2015 from R$19,955 million (including R$11,727 million from sales to the Polyolefins and Vinyls Units) in 2014. The decrease is mainly explained by the reduction in petrochemical prices due to lower oil and naphtha prices.

Sales Volume in Brazil.

Internal Transfers: The Basic Petrochemicals Unit transfers mainly ethylene to the Vinyls Unit and ethylene and propylene to the Polyolefins Unit. The table below sets forth our Basic Petrochemicals Unit’s internal transfers by volume for the periods indicated:

Basic Petrochemicals Unit’s Internal Transfers Volume	Year Ended December 31,
	2015	2014	% Change
	(in tons)
Ethylene	2,793,531	2,704,299	3.3%
Propylene	987,280	859,541	14.9%

Total	3,780,811	3,563,840	6.1%

In 2015, sales volume of key basic petrochemicals to third parties increased by 3.7%, to 1.8 million tons, primarily due to an increase in the sales volume of propylene due to the startup of the Basf acrylics complex in Camaçari, Bahia. The table below sets forth our Basic Petrochemicals Unit’s sales in Brazil to third parties by volume for the periods indicated:

Basic Petrochemicals Unit’s Domestic Sales Volume	Year Ended December 31,
	2015	2014	% Change
	(in tons)
Ethylene	485,761	499,580	(2.8)%
Propylene	246,081	208,924	17.8%
Cumene	206,035	211,648	(2.7)%
Butadiene	220,109	209,982	4.8%
BTX (1)	631,466	594,951	6.1%

Total	1,789,452	1,725,085	3.7%

(1)	BTX is defined as Benzeno, Tolueno and Paraxylene.

Net Sales Revenue Generated by Exports.

Our Basic Petrochemicals Unit’s net sales revenue from exports decreased by 8.3%, to R$ 4,944 million, primarily due to a decreased in the sales volume of exported propylene and lower prices for the main basic petrochemical products.

Sales Volume from Exports.

Our Basic Petrochemicals Unit’s volume of export sales decreased 1.6%, to 754,911 tons in 2015 from 767,379 tons in 2014, principally due to the redirection of propylene to the domestic market with the commissioning of BASF’s acrylic complex.

	Year Ended December 31,
Basic Petrochemicals Unit’s Export Sales Volume	2015	2014	% Change
	(in tons)
Ethylene	62,859	11,839	430.9%
Propylene	170,454	236,780	(28.0)%
Butadiene	165,404	168,870	(2.0)%
BTX (1)	356,195	349,889	1.8%

Total	754,911	767,379	(1.6)%

(1)	BTX is defined as Benzeno, Tolueno and Paraxylene.

Net Sales Revenue of Polyolefins Unit

Net sales revenue of the Polyolefins Unit increased by 8.0%, or R$1,483.9 million, to R$19,986.2 million in 2015 from R$18,502.2 million in 2014, primarily as a result of an increase in the total net sales volume of 4.1%, mainly due to our capacity to export volumes not absorbed by the domestic market and favorable foreign exchange.

Net Sales Revenue Generated by Sales in Brazil.

Our Polyolefins Unit’s net sales revenue from sales in Brazil decreased by 0.5%, or R$66 million, to R$14,032 million in 2015 from R$14,099 million in 2014, primarily due to a decrease in the polypropylene sales volume from 1,204.0 ktons in 2014 to 1,126.9 ktons in 2015.

Sales Volume in Brazil.

Our Polyolefins Unit’s volume of sales in Brazil decreased 2.7%, to 2,832.8 ktons in 2015 from 2,910.2 ktons in 2014, primarily as a result of the weak performance of the Brazilian economy, particularly in the industrial and automotive sector. The table below sets forth our Polyolefins Unit’s volume of sales in Brazil for the periods indicated:

	Year Ended December 31,
Polyolefins Unit’s Domestic Sales Volume	2015	2014	% Change
	(in tons)
Polyethylene	1,705,877	1,706,137	—
Polypropylene	1,126,949	1,204,049	(6.4)%

Total	2,832,827	2,910,185	(2.7)%

Net Sales Revenue Generated by Exports.

Our Polyolefins Unit’s net sales revenue from exports increased by 34.8%, from R$5,954 million in 2015 to R$4,418 million in 2014, primarily as a result an increase in export sales volume and an increase in average prices as a result of the effects of (1) the 41.8% depreciation of the real against the U.S. dollar in the corresponding period, and (2) increases of 32%, 29% and 31% on average for HDPE, LLDPE and LDPE contract prices in the North American market, respectively, according to IHS.

Sales Volume from Exports.

Our Polyolefins Unit’s volume of export sales increased by 22.4%, to 1,307.2 ktons in 2015 from 1,068.3 ktons in 2014, primarily due to a 35.4% increase in the volume of exports of polyethylene.

	Year Ended December 31,
Polyolefins Unit’s Export Sales Volume	2015	2014	% Change
	(in tons)
Polyethylene	921,044	680,390	35.4%
Polypropylene	386,150	387,888	(0.4)%

Total	1,307,193	1,068,279	22.4%

Net Sales Revenue of Vinyls Unit

Net sales revenue of the Vinyls Unit increased by 2.6%, or R$70.6 million, to R$ 2,780.1 million in 2015 from R$2,709.5 million in 2014, primarily as a result of an increase in the exports sales volume and the average prices for sales of PVC, which increased primarily as a result of the 41.8% depreciation of the real against the U.S. dollar during the corresponding period.

Net Sales Revenue Generated by Sales in Brazil.

Our Vinyls Unit’s net sales revenue generated by sales in Brazil decreased by 4.5%, to R$2,571 million in 2015 from R$2,691 million in 2014, primarily as a result of a decrease in sales volume of PVC in Brazil from 529.5 kton in 2014 to 659.5 kton in 2015.

Sales Volume in Brazil.

Our Vinyls Unit’s volume of sales in the Brazilian market decreased by 19.7%, to 529.5 kton in 2015 from 659.6 kton in 2014, primarily due to a decrease in the demand for PVC as a result of the weak performance of the infrastructure and construction sectors of the main consumers of resin.

	Year Ended December 31,
Vinyls Unit’s Domestic Sales Volume	2015	2014	% Change
	(in tons)
PVC	529,493	659,549	(19.7)%

Total	529,493	659,549	(19.7)%

Net Sales Revenue Generated by Exports.

Our Vinyls Unit’s net sales revenue generated by exports increased by more the 2,000%, to R$195 million in 2015 from R$8 million in 2014, due to the exporting of PVC in 2015.

Sales Volume from Exports.

Influenced by the reduction in domestic demand for PVS and the 41.8% devaluation of the real against the U.S. dollar during the corresponding period, we began exporting part of our PVC production in 2015, with export sales volume reaching approximately 65.0 ktons in 2015, compared to zero export sales of PVC in 2014.

Net Sales Revenue of USA and Europe Unit

Net sales revenue of the USA and Europe Unit, which includes our polypropylene assets in the United States and Europe, increased by 3.9% during 2015, or R$305.6 million, from R$7,934.3 million in 2014 to R$8,239.9 million in 2015, primarily as a result of a 5.9% increase in sales volume, accompanying the higher supply and the improved economic scenario, especially in the United States. This increased demand reflects the gain in competitiveness resulting from a decrease in the price of propylene (feedstock used to make polypropylene) due to the oversupply of propylene produced at refineries.

Net Sales Revenue of Mexico Unit

Net sales revenue of the Mexico Unit increased by 72.7%, or R$198.7 million, from R$273.3 million in 2014 to R$472.0 million in 2015, primarily due to the fact that the Mexico Complex was not operational in 2014.

Cost of Products Sold and Gross Profit

Cost of products sold declined by 6.7%, or R$2,623.7 million, to R$36,728.0 million in 2015, from R$39,351.7 million in 2014, primarily as a result of (1) a 13.8% decrease in cost of products sold in our Basic Petrochemicals Unit, and (2) a 7.6% decrease in cost of products sold in our USA and Europe Unit. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls Units from our Basic Petrochemicals Unit, declined by 10.9% during 2015, to R$8,747.7 million 2015, from R$9,817.8 million in 2014.

Consolidated gross profit increased by 75.4% during 2015. Gross margin (gross profit as a percentage of net sales revenue) increased to 21.7% during 2015 from 12.8% during 2014.

Cost of Products Sold of Basic Petrochemicals Unit

Cost of products sold of the Basic Petrochemicals Unit declined by 13.8%, or R$3,199.7 million, to R$20,053.1 million in 2015 from R$23,252.8 million in 2014, primarily as a result of a reduction in the cost of naphtha, the main feedstock, which registered an average price of US$462 per ton in 2015, a decline of 45% from 2014. This decline is partially explained by a 47% reduction in the price of crude oil during 2014.

Gross profit of the Basic Petrochemicals Unit increased by 81.5% to R$4,216.7 million during 2015 from R$2,323.5 million during 2014, and gross margin increased to 17.4% during 2015 from 9.1% during 2014.

Cost of Products Sold of Polyolefins Unit

Cost of products sold of the Polyolefins Unit declined by 0.9%, or R$138.5 million, to R$15,461.2 million in 2015 from R$15,599.6 million in 2014, primarily as a result of: (1) the effects on our average cost of ethylene from the 17.1% decline in the average Western Europe contract price of ethylene in euros, as reported by IHS, and (2) the effects on our average cost of propylene from the 45.1% decline in the average North American contract price of propylene in U.S. dollars and from the 23.6% decline in the average Western Europe contract price of propylene in euros, as reported by IHS. The effects of these factors were partially offset by the effects of the 41.8% depreciation of the real against the U.S. dollar and the 18.3% depreciation of the real against the euro during the corresponding period on the cost of raw materials of our Polyolefins Unit that are determined by reference to U.S. dollar- and euro-denominated prices, and a 1.6% increase in sales volume of the Polyolefins Unit.

Gross profit of the Polyolefins Unit increased by 55.9% to R$4,525.0 million during 2015 from R$2,902.6 million during 2014, and gross margin increased to 22.6% during 2015 from 15.7% during 2014.

Cost of Products Sold of Vinyls Unit
Cost of products sold of the Vinyls Unit declined by 5.3%, or R$135.6 million, to R$2,415.9 million in 2015 from R$2,551.5 million in 2014, primarily as a result of a 7.8% decline in the total sales volume of our Vinyls Unit. The effects of this decline in sales volume were partially offset by the effects on our Vinyls Unit’s average cost of ethylene of the 17.1% of decline in the average Western Europe contract price of ethylene in euros, as reported by IHS, partially offset by the effects of the 18.3% depreciation of the real against the euro, during the corresponding period, on the cost of raw materials of our Vinyls Unit that are determined by reference to euro-denominated prices.

Gross profit of the Vinyls Unit increased by 130.5% to R$364.2 million during 2015 from R$158.0 million during 2014, while gross margin increased to 13.1% during 2015 from 5.8% during 2014.

Cost of Products Sold of USA and Europe Unit

Cost of products sold of the USA and Europe Unit decreased by 7.7%, or R$572.7 million, to R$6,908.6 million in 2015 from R$7,481.3 million in 2014, primarily as a result of (1) the effects on this Unit’s average cost of propylene from the 45.1% decline in the average North American contract price of propylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the currency translation effects of a 41.8% average depreciation of the real against the U.S. dollar during the corresponding period, and (2) the effects on this Unit’s average cost of propylene from the 23.6% decline in the average Western Europe contract price of propylene in euros, as reported by IHS, the effects of which were partially offset by the currency translation effects of the 18.3% average depreciation of the real against the euro. The effects of these reductions in the unit cost of raw materials were partially offset by the 5.9% increase in polypropylene sales volume recorded by this segment.

Gross profit of the USA and Europe Unit increased by 193.9% to R$1,331.3 million during 2015 from R$453.0 million during 2014, and gross margin increased to 16.2% during 2015 from 5.7% during 2014.

Cost of Products Sold of Mexico Unit

Cost of sales of the Mexico Unit increased by 85.4%, or R$224.2 million, to R$486.8 million in 2015 from R$262.6 million in 2014, primarily due to the fact that the Mexico Unit was not operational in 2014.

During 2015, the Mexico Unit recorded a gross loss R$14.8 million and a negative gross margin of 3.1%. During 2014, the Mexico Unit recorded a gross profit R$2.3 million and gross margin of 2.5%.

Selling and Distribution Expenses

Selling and distribution expenses declined by 4.4%, or R$45.7 million, to R$1,083.2 million in 2015 from R$1,037.4 million in 2014, primarily as a result of lower costs in logistics and storage of finished products in the domestic market due to a decrease in domestic sales volume. Selling and distribution expenses as a percentage of net sales revenue remained stable at 2.3% during 2015 and 2014.

General and Administrative Expenses

General and administrative expenses increased by 7.1%, or R$85.0 million, to R$1,280.5 million in 2015 from R$1,195.5 million in 2014, primarily as a result of expenses related to innovation and technology and higher expenses with payroll and third-party services. General and administrative expenses as a percentage of net sales revenue increased to 2.7% during 2015 from 2.6% during 2014.

Research and Development Expenses

Research and development expenses increased by 32.4%, or R$41.5 million, to R$169.6 million in 2015 from R$128.1 million in 2014, primarily as a result of higher expenses with contracts denominated in U.S. dollars. Research and development expenses as a percentage of net sales revenue increased to 0.4% during 2015 from 0.3% during 2014.

Results from Equity Investments

Results from equity investments declined by 43.5%, or R$1.7 million, to an R$2.2 million gain in 2015 from a R$3.9 million gain in 2014, primarily as a result of losses on exchange variation on financial results in our jointly controlled investments and associated companies.

Other Operating Income (Expenses), Net

Other operating expense, net was R$731.2 million during 2015, consisting of: (1) depreciation expenses and maintenance costs of R$152.5 million related to idle industrial plants, including the São Paulo site during the period the unit was shut down; (2) provision of R$174.5 million related to investment losses and expenses with projects; (3) allowances for labor and tax claims of R$105.6 million; (4) expenses of R$65.8 million related to environmental provisions; and (5) R$85.6 million related to other operating expenses.

Other operating income, net was R$42.8 million during 2014, primarily consisting of (1) revenues from the divestment of the water treatment unit in the Southern Complex of R$277.3 million, and (2) revenues from the recognition of credits of subsidiaries to settle installment payment under Federal Law 11,941/09 of R$98.3 million. This revenue was partially offset by (1) allowances for judicial and labor claims of R$132.6 million; (2) depreciation expenses and maintenance costs of R$119.8 million related to idle industrial plants, (3) payments for services to third parties without corresponding evidence of the services being rendered of R$72.3 million, (4) expenses of R$44.3 million related to the Ascent Project, (5) expenses related to provisions for environmental damages of R$30.7 million, and (6) extemporaneous taxes of R$30.6 million.

Operating Profit (Loss)

As a result of the foregoing:

•	operating profit on a consolidated basis increased by 98.6%, to R$6,889.7 million in 2015 from R$3,469.8 million in 2014, and as a percentage of net sales revenue, operating profit increased to 14.7% during 2015 from 7.7% during 2014;

•	operating profit of the Basic Petrochemicals Unit increased by 85.6% to R$3,379.6 million during 2015 from R$1,821.1 million during 2014, and the operating margin of the Basic Petrochemicals Unit increased to 13.9% during 2015 from 7.1% during 2014;

•	operating profit of the Polyolefins Unit increased by 68.3% to R$3,169.7 million during 2015 from R$1,883.7 million during 2014, and the operating margin of the Polyolefins Unit increased to 15.9% during 2015 from 10.2% during 2014;

•	operating profit of the USA and Europe Unit increased to R$872.0 million during 2015 from R$75.6 million during 2014, and the operating margin of the USA and Europe Unit increased to 10.6% during 2015 from 1.0% during 2014;

•	operating profit of the Vinyls Unit increased to R$112.4 million during 2015 from R$10.0 million during 2014, while the operating margin of the Vinyls Unit increased to 4.0% during 2015 from 0.4% during 2014; and

•	operating loss of the Mexico Unit increased to R$99.3 million during 2015 from R$43.9 million during 2014, and the negative operating margin of the Mexico Unit increased to 21.0% during 2015 from 16.1% during 2014.

Financial Results

Financial expenses, net increased by 3.1%, or R$74.9 million, to R$2,475.6 million in 2015 from R$2,400.6 million in 2014, primarily as a result of a 16.5% increase in financial expenses, the effects of which were partially offset by a 46.3% increase in financial income

Financial Income

Financial income increased by 46.3%, or R$185.0 million, to R$584.9 million during 2015 from R$399.9 million during 2014, primarily as a result of our recording a R$1,102.7 million gain on exchange variation on monetary assets during 2015 compared to a R$46.6 million loss during 2014 as a result of a 41.8% depreciation of the real against the U.S. dollar during 2015, compared to a 9.1% depreciation of the real against the U.S. dollar during 2014.

Financial Expenses

Financial expenses increased by 16.5%, or R$447.0 million, to R$3,163.4 million during 2015 from R$2,716.4 million during 2014, primarily as a result of (1) our recording a R$999.8 million loss on foreign exchange variation on liabilities during 2015 compared to a R$37.5 million loss during 2014 as a result of a 41.8% depreciation of the real against the U.S. dollar at the end of 2015 compared to a 9.1% appreciation in the end of period U.S. dollar exchange rate against the real during 2014, and (2) a 31.5 % increase in interest expense to R$1,716.8 million during 2015 from R$1,305.1 million during 2014, mainly due to the impact from exchange variation on the outstanding balance of U.S. dollar-denominated debt.

Income Tax and Social Contribution

During the Investigation, the specialized law firms identified payments for services to third parties without corresponding evidence of the services being rendered, or the Improper Commission Payments. As a result, we recognized errors in our calculation of taxes payable in prior periods, or the Tax Adjustments, determined that these errors were material, and that we would be required to restate our financial statements included in Amendment No. 1 of the Form 20-F for the fiscal year ended December 31, 2015, as described in more detail in note 2.4 to our audited consolidated financial statements included in this annual report.

Our income tax and social contribution expense increased by R$1,169.4 million, or 238.2%, to R$1,660.4 million in 2015 from R$491.0 million in 2014.

The effective tax rate applicable to our profit before income tax and social contribution was 37.5% during 2015, primarily as a result of permanent adjustments caused by differences of income tax rates of investments in countries that have a lower tax rate than Brazil, which increased the effective tax rate by approximately 3.1%. The effective tax rate applicable to our profit before income tax and social contribution was 45.8% during 2014, primarily as a result of (1) permanent adjustments caused by differences of income tax rates of investments in countries that have a lower tax rate than Brazil, which increased the effective tax rate by approximately 9.5%, and (2) permanent adjustments caused by payments for third-party services, without proving the actual consideration which increased the effective tax rate by approximately 8.3%, the effects of which were partially offset by permanent adjustments caused by a discount on our tax installment payment, established by Law 13,043/2014, which reduced the applicable effective tax rate by 3.8%, and equity in results of investees, which reduced the applicable effective tax rate by 2.2%.

Profit

As a result of the foregoing, our profit increased 377.4% to R$2,760.2 million, or 5.9% of net sales revenue, during 2015, from R$578.2 million, or 1.3% of net sales revenue, during 2014.

Liquidity and Capital Resources

Our principal cash requirements for 2016 consisted of the following:

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

During 2016, cash flow generated by operations was used primarily for investing activities, for working capital requirements, to service our outstanding debt obligations and to dividends payments to shareholders. In 2016, our board of directors approved the distribution of R$2 billion in dividends, which corresponds to 63% of net income for the previous fiscal year. The payments were made in April and October.

As of December 31, 2016, our consolidated cash and cash equivalents amounted to R$7,332.2 million (US$2,249.8 million), including the cash and cash equivalents of quantiQ and IQAG but excluding the aggregate amount of R$201.6 million (US$61.9million) of Braskem Idesa’s cash and cash equivalents.

As of December 31, 2016, we had negative net working capital (defined as (1) current assets plus non-current assets held for sale, minus (2) current liabilities plus non-current liabilities held for sale) of R$6,782.1 million (US$ 2,081.0 million), including the total assets and total liabilities of Braskem Idesa S.A.P.I.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$24.4 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2017. We expect that we will meet these cash requirements for (1) our operations through sales of our products, and (2) our debt service through new financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including commitments from the Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES, to lend us funds under our revolving stand-by credit facilities (Contrato de Abertura de Limite de Crédito), or CALC facilities, described under “—Indebtedness and Financing Strategy—Credit Facilities with BNDES.” As of December 31, 2016, the full aggregate principal amount had been disbursed under these facilities.

If needed to be used, such commitments are subject to conditions precedent. We pay commitment fees to these financial institutions in connection with their commitments, other than our BNDES revolving stand-by credit facilities.

In addition, we entered into a project finance facility to fund the development our Mexico Complex. For more information regarding this facility, see “—Capital Expenditures—Joint Venture Project—Mexico Complex.”

Cash Flows

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$4,746.3 million during 2016, R$7,877.8 million during 2015 and R$3,813.1 million during 2014.

Net cash provided by operating activities decreased by R$3,131.5 million during 2016 compared to 2015 as a result of:

•	a R$4,530.3 million decline in profit before income tax and social contribution and for the result with discontinued operations;

•	a R$4,254.6 million decline in trade payables during 2016 compared to a R$1,518.3 million decline during 2015, primarily as a result of an increase in supplier payments in respect of goods and services and raw materials purchased at lower prices; and

•	a R$649.5 million decline in held-for-trading financial investments during 2016 compared to a R$144.9 million increase during 2015, primarily as a result of financial investments provided as guarantee to cover Braskem’s obligation related to the establishment of a reserve account in connection with the Braskem Idesa Financing.

The effects of these factors were partially offset by:

•	a R$1,007.9 million increase in trade accounts receivable during 2016 compared to a R$342.6 million decline during 2015, primarily as a result of the appreciation of the real in 2016 compared to 2015, which directly impacted our receivables from exports;

•	a R$558.2 million increase in sundry provisions during 2016 compared to a R$153.7 million increase during 2015, primarily as a result of review of legal proceedings and a significant increase in provisions for environmental damage and other lawsuits; and

•	an R$862.4 million increase in inventories during 2016 compared to a R$501.7 million increase in inventories during 2015, primarily as a result of the increase in sales volume.

Net cash provided by operating activities increased by R$4,064.8 million during 2015 compared to 2014 as a result of:

•	a R$3,365.8 million increase in profit before income tax and social contribution and for the result with discontinued operations;

•	a R$1,616.4 million increase in interest and monetary and exchange variations, primarily as a result of non-cash effects of classifications among segments; and

•	a R$220.0 million increase in taxes payable during 2015 compared to a R$476.6 million decline in taxes payable during 2014, primarily as a result of the restatement of improperly classified expenses from selling and distribution expense to other expense and to correct errors in the determination of taxes from prior periods

The effects of these factors were partially offset by:

•	a R$1,518.3 million decline in trade payables during 2015 compared to a R$420.8 million decline during 2014, primarily as a result an increase in supplier payments in respect of goods and services and raw materials purchased at lower prices; and

•	a R$342.6 million decline in trade accounts receivable in 2015 compared to a R$409.4 million increase in trade accounts receivable in 2014, primarily as a result of purchasing raw materials at lower prices and exchange variations

Cash Flows Used in Investing Activities

Investing activities used net cash of R$2,840.9 million during 2016, R$4,120.3 million during 2015 and R$5,061.2 million during 2014.

During 2016, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$1,195.0 million for the construction of our Mexico Complex; (2) investments of R$1,439.0 million, which were allocated primarily to industrial operations (R$107 million of which were invested in the USA and Europe Unit), including the investments related to operating efficiency, HES, productivity and modernization; and (3) investments of R$341 million (of which R$244 million were invested in the USA and Europe Unit, equivalent to US$72 million) allocated to strategic projects, such as: (i) the production of UTEC resins in La Porte, Texas; (ii) diversification of the feedstock profile of the cracker in Bahia; and (iii) productivity gains at our polypropylene plants in the United States and Germany.

During 2015, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$2,772.0 for the construction of our Mexico Complex; and (2) investments of R$1,272.0 allocated to maintenance of our plants during scheduled shutdowns and to develop certain industrial projects (R$214 million of which we invested in the USA and Europe Unit), including investments related to operating activity, HSE, productivity and modernization.

During 2014, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$621 million for the construction of our Mexico Complex; (2) investments of R$1,905.0 million to perform maintenance on our plants during scheduled shutdowns, investments in information technology modernization and increased reliability of our systems and investments in productivity and safety improvements.

Cash Flows Used in Financing Activities

Financing activities used net cash of R$2,757.3 million and R$97.5 million during 2016 and 2015, respectively, compared to net cash provided of R$894.4 million during 2014.

During 2016:

•	we received disbursements under a financing agreement with BNDES and certain governmental entities, in the amounts of R$21 million, R$84.0 million and R$56 million in the first, second and fourth quarter of 2016, respectively;

•	we entered into a certain export pre-payment agreement, or EPP, with international financial institutions under which we borrowed an aggregate principal amount of R$594.5 million in May, June and December, 2016;

•	we entered into a certain advance on export contracts (adiantamentos sobre contratos de exportação), or ACC, with local financial institutions under which we borrowed an aggregate principal amount of R$358.5 million in 2016; and

•	Braskem Idesa borrowed through the Braskem Idesa Working Capital Facility an aggregate amount of US$92 million from local financial institutions September 2016.

During 2016, we used cash:

•	to pay R$1,924 million, representing aggregate financial expenses;

•	to pay R$250.0 million, representing all principal outstanding under a certain credit facility agreements with a certain local financial institutions;

•	to pay R$1,043.1 million, representing aggregate principal and interest outstanding under a financing agreement with BNDES; and

•	to make other scheduled payments and prepayments under various of our outstanding debt instruments.

In addition, we used cash to pay dividends in the aggregate amount of R$1,998.0 million.

During 2015:

•	we entered into a revolving credit facility agreement with several international financial institutions under which we borrowed an aggregate principal amount of US$250.0 million in June and July 2015;

•	we received disbursements under a financing agreement with BNDES, in the amounts of R$72.6 million, R$48.0 million and R$292.4 million in the second, third and fourth quarter of 2015, respectively;

•	we entered into an advance on export contracts (adiantamentos sobre contratos de exportação), or ACC, with a local financial institution under which we borrowed an aggregate principal amount of US$50.0 million in October 2015; and

•	Braskem Idesa borrowed US$290.5 million and US$23.6 million from international financial institutions in connection with the financing agreements relating to our Mexico Complex in April 2015 and September 2015, respectively.

During 2015, we used cash:

•	to repurchase US$54.1 million, representing all principal amounts and interest outstanding under our 9.38% Notes due 2015

•	to prepay R$100.0 million, representing all principal amounts and interest outstanding under a credit facility agreement entered into in April 2015 with a local financial institution;

•	to pay R$1,009.4 million, representing aggregate principal amounts and interest outstanding under a financing agreement with BNDES; and

•	to make other scheduled payments and prepayments under various of our outstanding debt instruments.

In addition, we used cash to pay dividends in the aggregate amount of R$482.1 million.

During 2014:

•	Braskem Finance Limited issued US$750.0 million aggregate principal amount of 6.450% Notes due 2024 in February 2014 and May 2014;

•	Braskem Idesa borrowed US$465.0 million from international financial institutions in connection with the financing agreements relating to our Mexico Complex in April 2014;

•	we entered into a credit facility agreement with an international financial institution under which we borrowed an aggregate principal amount of US$75.0 million in January 2014;

•	we entered into a credit facility agreement with an international financial institution under which we borrowed an aggregate principal amount of US$62.5 million in August 2014;

•	we entered into a credit facility agreement with a local financial institution under which we borrowed an aggregate principal amount of R$100.0 million in September 2014; and

•	we entered into a credit facility agreement with a local financial institution under which we borrowed an aggregate principal amount of R$100.0 million in November 2014.

During 2014, we used cash:

•	to prepay US$50.3 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem Netherlands, B.V., or Braskem Netherlands, entered into with an international financial institution in December 2011;

•	to prepay US$50.3 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem Netherlands entered into with an international financial institution in September 2011;

•	to prepay US$50.1 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem Netherlands entered into with an international financial institution in December 2011;

•	to prepay R$299.8 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem S.A. entered into with an international financial institution in October 2013;

•	to prepay US$50.0 million, representing all principal amounts and interest outstanding under three foreign exchange contracts (adiantamento sobre contrato de câmbio) that we entered into with a Brazilian financial institution in December 2013;

•	to prepay US$50.7 million, representing all principal amounts and interest outstanding under an export prepayment agreement that we entered into with a Brazilian financial institution in December 2010;

•	to repurchase US$58.1 million aggregate principal amount of our 8.00% Notes due 2017, US$266.1 million aggregate principal amount of our 7.25% Notes due 2018 and US$349.8 million aggregate principal amount of our 7.00% Notes due 2020 pursuant to tender offers we completed in February 2014 and May 2014; and

•	to make other scheduled payments and prepayments under various of our outstanding debt instruments.

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

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2016 that have an impact on our liquidity:

	Payments Due by Period
	Less than one Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Loans and financings (1)	2,736.5		6,858.3		7,871.2		18,477.2		35,943.2
Mexico Complex – Project finance debt (2)	985.0		1,622.5		2,248.5		8,707.0		13,563.0
Derivatives (3)	29.0		861.3		[—	]	[—	]	890.3
Defined benefit actuarial obligation (4)	[—	]	[—	]	[—	]	162.1		162.1
BNDESPAR (5)	176.8		[—	]	[—	]	[—	]	176.8
Purchase obligations for raw materials (6)	17,715.8		63,713.1		76,303.9		3,119.6		160,852.4
Purchase obligations for electric power and gas (6)	1,374.0		1,612.0		820.0		526.0		4,332.0
Leniency agreement (7)	1,354.5		325.3		1,058.6		685.4		3,423.8

Total contractual obligations	24,371.6		74,992.5		88,302.2		31,677.3		219,423.8

(1)	Consists of estimated future payments of amortization amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2016 and assuming (i) that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed after 100 years.
(2)	Consists of limited recourse project finance debt, which is repaid solely from the cash generated by the project itself and shareholders provide limited guarantees. For further information, see note 16 of our consolidated financial statements elsewhere in this annual report.
(3)	Consists substantially of foreign exchange swaps that we entered into to offset the variation in the rates of export credit notes contracts. For further information, see note 17.3 of our consolidated financial statements elsewhere in this annual report.
(4)	Consists of the actuarial liabilities related to defined benefit plans Novamont, Braskem Europe and health care plan in Brazil. For further information, see note 24.2.1 to our consolidated financial statements elsewhere in this annual report.
(5)	Consists of amounts payable to BNDES Participações S.A. as part of the business combination with Braskem Qpar. For further information, see note 25 of our consolidated financial statements elsewhere in this annual report.
(6)	Consists of purchase commitments for raw materials and electric power and gas pursuant to binding agreements of the company that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2016.
(7)	Consists of the Global Settlement with authorities. For further information, see note 23.3 of our consolidated financial statements elsewhere in this annual report.

We are also subject to potential liabilities with respect to tax, labor, distributors and other claims, for which the chances of loss are considered probable, and for which we maintain provisions of R$985.2 million as of December 31, 2016. These proceedings relate primarily to federal income taxes and VAT. See note 23.1 to our audited consolidated financial statements.

Indebtedness and Financing Strategy

As of December 31, 2016, our total outstanding consolidated indebtedness, net of transaction costs, was R$23,331.1 million, consisting of R$2,594.5 million of short-term indebtedness, including current portion of long term indebtedness (11.1% of our total indebtedness), and R$20,736.6 million of long-term indebtedness (88.9% of our total indebtedness), in addition to an aggregate amount of R$10,437.8 million (US$3.202,7 million) outstanding as of December 31, 2016 in connection with the debt related to our Mexico Complex and in addition to an aggregate amount of R$ 852.6 million (US$ 261.6 million) outstanding as of December 31, 2016 in connection with derivatives. As of December 31, 2016, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness as of December 31, 2016, net of transaction costs and not including derivatives, was R$5,154.8 million (15.3% of our total indebtedness), and our foreign currency-denominated indebtedness was R$28,614.1 million (84.7% of our total indebtedness).

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

The following table presents information relating to our debt maturity profile as of December 31, 2016:

R$ million	2017	2018	2019	2020	2021	2022	Thereafter	Total
Indebtedness	2,492.2	1,979.7	3,340.1	1,174.5	441.0	138.6	76.0	9,642.0
Capital Markets	438.4	431.6	—	1,296.1	3,251.0	1.629.6	7,170.0	14,216.5
Debt related to our Mexico Complex (Braskem Idesa Financing)	660.1	725.4	751.3	877.2	998.3	832.2	5,381.3	10,225.9

Total	3,590.7	3,136.7	4,091.4	3,347.7	4,690.3	2,600.3	12.627,3	34,084.4

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$2,594.5 million as of December 31, 2016. This short-term indebtedness does not include the debt related to our Mexico Complex and derivatives.

We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. As of December 31, 2016, the consolidated outstanding balance under our short-term finance lines in reais was R$1,465.9 million.

We also obtain advances on certain export contracts from a variety of Brazilian financial institutions. These advances generally have a maturity of less than one year and relatively low interest rates. These advances on export contracts are generally secured by receivables to be generated from future export sales under those contracts. As of December 31, 2016, the consolidated outstanding advances on export contracts was R$777.8 million. See note 15 to our consolidated financial statements included in this annual report.

In 2016, Braskem Idesa, as borrower, and Braskem S.A., as guarantor, entered into a working capital facility agreement with international financial institutions for a principal amount of US$92.0 million, or the Braskem Idesa Working Capital Facility. This facility bore interest at a floating rate of LIBOR plus 4.9% per annum, payable quarterly and was paid in full in July 2017.

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

As of December 31, 2016, R$3,001.4 million of our real-denominated debt and R$201.1 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

As of December 31, 2016, all of our project finance debt related to our Mexico Complex was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, some of our rights to repayment under subordinated loans that Braskem S.A. has made to Braskem Idesa and all of the assets of Braskem Idesa.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal plus Interest (Amount as of December 31, 2016)	Final Maturity
	(in millions of U.S. dollars)
8.00% Notes due 2017	57.784	January 2017
7.250% Notes due 2018(1)	133.094	June 2018
7.00% Notes due 2020(1)	401.775	May 2020
5.75% Notes due 2021(1)	1,009.449	April 2021
5.375% Notes due 2022(1)	504.330	May 2022
6.45% Notes due 2024(1)	769.887	February 2024
7.125% Notes due 2041(2)	773.453	July 2041
7.375% Perpetual Bonds(1)	712.333	—

(1)	Represents notes issued by Braskem Finance Limited and guaranteed by Braskem.
(2)	Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Export Credit Note Facilities

We have entered into several credit export note facilities. The table below sets forth our significant outstanding credit export note facilities, the amount outstanding under these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal and Interest as of December 31, 2016	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)
2010	146.5	105.0% CDI	Annual (2)	2021
2011	1,015.5	105.0%-112.5% CDI	Annual (2) - Bullet	2019-2021
2012	219.8	105.0% of CDI	Annual (2)	2021
2006-2008(3)	1,173.2	7.30%-8.10%	Bullet Maturity	2018–2020
2016(4)	302.6	5.81%	Bullet Maturity	2017

(1)	Principal of this facility is due in annual payment on October of each year commencing in October 2018.
(2)	Facilities amended in October 2013 to extend maturity from February 2014 to October 2021.
(3)	Facility denominated in U.S. dollars.
(4)	Braskem Idesa Working Capital Facility denominated in U.S. dollars, guaranteed by Braskem S.A.

Credit Facilities with BNDES

Term Loan Facilities

We have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used to finance a variety of capital expenditures, including:

•	the construction of our “green” polyethylene facilities;

•	the construction of our new butadiene plant;

•	the construction of our new PVC facilities; and

•	quality, productivity, environmental, health and safety projects and maintenance shutdowns at our plants.

The table below sets forth selected information with respect to our BNDES term loan credit facilities as of

December 31, 2016.

Facility	Outstanding Principal and Interest	Interest Rate	Amortization Schedule		Final Maturity
	(in millions of reais)
June 2009 credit facility(1)
Cesta de Moedas loans	9.0	Cesta de Moedas plus 2.58%	Monthly		July 2017
TJLP loans	40.3	TJLP plus 0% to 4.78%	Monthly		June 2017
December 2010 credit facility(2)
Monthly	81.2	Cesta de Moedas plus 2.58%			January 2020
TJLP loans	179.1	TJLP plus 0% to 3.58%	Monthly		December 2019
Fixed-rate loans	20.0	5.50%	Monthly		December 2019
November 2011 credit facility(3)
Cesta de Moedas loans	32.5	Cesta de Moedas plus 2.45%	Monthly		January 2021
TJLP loans	78.2	TJLP plus 0% to 3.45%	Monthly		December 2020
August 2014 credit facility(4)
TJLP loans	191.1	TJLP plus 0% to 2.78%	Monthly	(5)	March 2021
Fixed-rate loans	5.7	6.0%	Monthly	(5)	March 2021
SELIC loans	159.7	SELIC plus 2.78%	Monthly	(5)	March 2021

(1)	Relates to our “green” polyethylene plant that began operations in September 2010.
(2)	Relates to our PVC plant in Alagoas that began operations in August 2012.
(3)	Relates to our butadiene plant in the Southern Complex that began operations in September 2012.
(4)	Relates to our operational investments and maintenance shutdowns.

Each of these credit facilities is secured by mortgages on (1) three of our plants located in the Southern Complex and (2) one of our plant located in Maceió, in the State of Alagoas.

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

The table below sets forth selected information with respect to our BNDES revolving credit facilities as of December 31, 2016.

Facility	Committed Principal Amount		Outstanding Principal and Interest	Weighted Average Interest Rate	Expiration of Commitment
	(in millions of reais)		(in millions of reais)
December 2009	R$	500.0
Cesta de Moedas loans			3.0	Cesta de Moedas plus 2.58%	January 2017
TJLP loans			6.6	TJLP plus 2.58% to 3.58%	January 2017
Fixed rate			75,7	4.0% to 4.5%	January 2021
November 2011	R$	2,460.0
Cesta de Moedas loans			75.4	Cesta de Moedas plus 2.42% to 2.45%	October 2018
TJLP loans			854.8	TJLP plus 0.00% to 3.58%	December 2021
Fixed rate			187.1	3.5% to7.0%	December 2021
SELIC			256.8	SELIC plus .2.32% to 2.78%	December2021
January 2015 credit facility	R$	1,994.0
TJLP loans			177.6	TJLP plus 0% to 2.62%	January 2022
SELIC loans			186.2	SELIC plus 2.32%	January 2022

Each of these credit facilities is secured by mortgages on (1) two of our plants located in Southern Complex, (2) one of our plants located in the cities of Santo André and Mauá in the state of São Paulo, (3) one of our polypropylene plants in the city of Paulínia in the state of São Paulo, and (4) one chlor-alkali plant in the city of Maceió, in the state of Alagoas.

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

Export Prepayment Agreements and Advances on Exchange Contracts

We have entered into a several export prepayment agreements and advances on exchange contracts. One of our export prepayment agreements is secured by certain of our export receivables. The table below sets forth our significant outstanding export prepayment agreements and advances on exchange contracts, the outstanding principal amount of these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal Amount as of December 31, 2016	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)
January 2013	120.3	LIBOR + 1.10%	Semi-annual (1)	November 2022
May 2016	50.2	LIBOR + 3.25%	Bullet Maturity	May 2017
October 2016	80.6	3.28%	Bullet Maturity	September 2017
December 2016	68.2	LIBOR + 2.60%	Bullet Maturity	November 2019

(1)	Amortization on this facility commenced in May 2013.

Although export prepayment facilities and advances on exchange contracts have historically accounted for an important part of our financing strategy, as of December 31, 2016, they accounted for only 3.3% of our outstanding indebtedness.

Financing Agreements

In December 2012, Braskem Idesa entered into a common terms agreement with certain financial institutions to finance the development, design, construction and initial operation of the Mexico Complex. The Mexico Complex includes an ethane cracker with annual capacity of 1.05 million tons to produce ethylene, two high density polyethylene plants and a low density polyethylene plant. In connection with the common terms agreement, Braskem Idesa entered into eight separate financing agreements with international and Brazilian financial institutions and development banks in an aggregate principal amount of up to US$3.2 billion, or the Braskem Idesa Financing. All amounts disbursed under these credit facilities are secured by our shares in Braskem Idesa. In addition, as a condition precedent to the initial disbursement and each subsequent disbursement, Braskem Idesa was required to have a maximum debt to base equity ratio of 70 to 30 after giving effect to such disbursement, as calculated pursuant to the common terms agreement. In September 2015, Braskem Idesa received the final disbursement pursuant to the common terms agreement, reaching an aggregate principal amount of US$3.2 billion. The financing consists of fixed and floating tranches. The interest rates on the fixed tranche are within a range of 4.33% to 6.17%. The interest rates on the floating tranche are within a range of LIBOR plus 2.73% to LIBOR plus 4.65%. To reduce the interest rate risk, the second tranche is hedged through several swap agreements. Interest on both tranches is payable quarterly in arrears and principal is amortized quarterly. The final maturity date of these loans is February 15, 2029 with amortizations beginning in May 2016.

Capital Expenditures

In 2016, our total investments on property, plant and equipment and intangible assets totaled R$2,874.9 million, consisting primarily of (1) a capital expenditure of R$1,439 million (excluding capitalized interest) on our various projects and in maintaining and improving our assets; and (2) a R$1,195 million disbursement for our Mexico Complex. Our total investments on property, plant and equipment and intangible assets in 2015 and 2014 totaled R$4,124.0 and R$5,409.1 million, respectively.

In 2016, we made investments in the aggregate amount of R$2,975 million. The R$687 million decrease compared to our initial projection of R$3,661 million is mainly due to the effect from the translation to Brazilian reais of the investments made in U.S. dollars and the postponement/cancelation of certain operating and strategic projects to optimize our investment portfolio.

Excluding Braskem’s contributions to the Mexico project, total investment in 2016 totaled R$1,780 million, down 31% from the initial estimate of R$2,334 million. Of this amount, R$1,439 million, or approximately 81% of the total, was allocated to industrial operations (R$107 million (US$33 million) in the United States and Europe), including investments related to operating efficiency, health, environment and safety (collectively referred to as HES), productivity, maintenance and modernization. The remaining R$341 million (of which R$244 million (US$72 million) was allocated to the United States and Europe) was allocated to strategic projects, including: (1) investment to produce UTEC® resin in La Porte, Texas; (2) investment to diversify the feedstock profile of our cracker in Bahia; and (3) investments to capture productivity gains at the polypropylene plants in the United States and Germany.

Capital Expenditure Budget

We plan to invest approximately R$1,814 million in 2017, with R$179 million pegged to the U.S. dollar (US$51 million) in connection with operating investments in the United States and Europe Unit and the Mexico Unit.

Of this amount, R$1,544 million will be allocated to maintenance, modernization, productivity, HES and operational efficiency, including disbursements with the scheduled maintenance shutdown of the cracker in Duque de Caxias, Rio de Janeiro, which occurred in the third quarter of 2017. The remainder will be allocated to other strategic projects, such as the feedstock diversification project at the cracker in Bahia (with an expected investment of R$236 million).

Joint Venture

Mexico Complex

Braskem and Idesa formed Braskem Idesa in April 2010 to develop, construct and operate the Mexico Complex, located in the Mexican state of Veracruz. The Mexico Complex includes an ethylene cracker that produces 1.05 million tons of ethylene per year from ethane based on technology licensed from Technip Italy S.p.A, or Technip, -two high density polyethylene plants based on Innovene S technology licensed from Ineos Commercial Services UK Limited (as successor to Ineos Europe Limited) and a low density polyethylene plant based on Lupotech T technology licensed from Basell Polyolefin GmbH. The three polyethylene plants have a combined annual production capacity of 1.0 million tons of HDPE and LDPE. As of December 31, 2016, we produced 443.180 tons of HDPE and LDPE.

Braskem Idesa is party to an ethane supply agreement with Pemex TRI dated February 19, 2010, pursuant to which Pemex TRI will provide, and Braskem Idesa will purchase, 66,000 barrels per day of ethane to the Mexico Complex for a period of 20 years at prices based on the Mont Belvieu purity ethane and Henry Hub Natural Gas prices. Under this agreement, any daily amount rejected by Braskem Idesa must be purchased in installments in subsequent deliveries until the deficit has been resolved. This contract will expire in 2035 and is renewable for three five-year periods, with prior notice at least two years prior to the expiration of the agreement that it intends to renew this agreement. Pemex TRI may terminate the contract in the event of: (1) a failure to pay that continues for more than 180 days after notice, or (2) an emergency stoppage in operations or force majeure event that continues for more than 48 months.

In February 2010, we and Idesa entered into the Braskem Idesa shareholders’ agreement to govern our relationship with respect to Braskem Idesa, which was amended in November 2012, December 2012 and April 2015. The Braskem Idesa shareholders’ agreement, as amended, sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Idesa as shareholders of Braskem Idesa. Under the Braskem Idesa shareholders’ agreement, as amended:

•	the parties agree to use their best efforts to use Braskem Idesa as their commercialization vehicle for polyethylene in Mexico;

•	the parties agree that the polyethylene production of Braskem Idesa shall be used primarily to supply the Mexican market;

•	we have the right to appoint five members and Idesa has the right to appoint two members of Braskem Idesa’s board of directors; decisions considered at Braskem Idesa’s ordinary shareholders’ meetings or by Braskem Idesa’s board of directors require the approval by a simple majority;

•	upon the failure of Braskem and Idesa to agree to vote in favor of certain matters requiring a supermajority vote in an extraordinary shareholders’ meeting, (1) we will have the right to seek approval of such matters by a simple majority vote of Braskem Idesa’s shareholders, (2) in the event that such matters are approved by a simple majority vote of Braskem Idesa’s shareholders, we will have the option to purchase all of the shares then held by Idesa, and (3) in the event that we do not exercise this right, Idesa will have the option to sell all of its shares of Braskem Idesa to us; and

•	any disputes between Braskem and Idesa arising out of or in connection with the Braskem Idesa shareholders’ agreement will be resolved through arbitration.

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

We and Idesa contributed an aggregate of approximately 38% of the total costs as equity in proportion to our ownership interests in Braskem Idesa, and the remainder was borrowed by Braskem Idesa under project finance arrangements, secured by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks. See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture—Mexico Complex.”

Construction of the Mexico Complex began in 2012 and it commenced operations with the production of the first batch of polyethylene in April 2016.

Equity Support Agreement Relating to the Mexico Complex

In December 2012, we, Braskem Idesa, Etileno XXI, S.A. de C.V., and Idesa entered into an equity support agreement pursuant to which Braskem Idesa’s shareholders agreed to make and guarantee payment of certain equity contributions to Braskem Idesa. This contract was amended and restated in April 2015. Pursuant to the amended and restated equity support agreement, the parties assumed a base equity commitment of US$2.0 billion in proportion to their percentage ownership, direct or indirect, in Braskem Idesa (Braskem 75% and Idesa 25%), which has been fully contributed into Braskem Idesa. The shareholders have also assumed the obligation of making certain contingent equity contributions to cover any additional amounts necessary to complete the project. The contingent equity commitment that remains available is in the amount of up to US$208 million, and such commitment will be available until the occurrence of the contingent equity release date in accordance with the amended and restated equity support agreement; provided that the same will be reduced to the lesser of the amount then available and US$100 million upon the achievement of financial completion of the project. Currently, we have not provided credit support for any of our obligations to fund base equity or primary or secondary contingent equity, but in the event that we cease to have an investment grade rating prior to the release of our base and contingent equity obligations, we will be required to provide cash collateral or in an amount equal to any such equity contributions that we may be required to make under the agreement.

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

Other Investments

On March 18, 2016, our board of directors approved a project to invest R$380 million to create flexibility at our Bahia cracker for the use of up to 15% ethane as feedstock. This project will also entail the modernization of the industrial unit and renovation of the port infrastructure, which is expected to commence operations in the second half of 2017. In connection with this project, we entered into a long-term contract with an affiliate of Enterprise Products for the supply of ethane imported from the United States at a price based on the international Mont Belvieu reference price. This project is part of our strategy to diversify our feedstock matrix, with a focus on increasing our competitiveness and that of the Brazilian petrochemical chain.

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

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting scheduled for 2018. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors and the members of our board of directors need not be shareholders of our company. Our board of directors is presided over by the president of the board of directors, and, in his absence, the vice president of the board of directors. The president and the vice president of our board of directors are elected at a general meeting of shareholders from among the members of our board of directors, serve for two-year terms and are eligible for reelection.

Our board of directors ordinarily meets eight times a year and extraordinarily when a meeting is called by the president, the vice president or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by majority vote, other than certain actions which require the consensus of the nominees of Odebrecht and Petrobras under the Braskem S.A. Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements—Braskem S.A. Shareholders’ Agreement.”

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Newton Sergio de Souza	August 15, 2001	Chairman of the Board	64
Ernani Filgueiras de Carvalho(1)	April 7, 2016	Vice-Chairman of the Board	68
João Cox Neto(1)	June 8, 2016	Board Member	54
Carla Gouveia Barretto	April 15, 2009	Board Member	50
Luiz de Mendonça	April 27, 2012	Board Member	54
Gesner José de Oliveira Filho (1)	June 27, 2017	Board Member	61
Marcelo Moses de Oliveira Lyrio (1)	June 27, 2017	Board Member	54
Pedro Oliva Marcilio de Sousa (1)	June 27, 2017	Board Member	44
João Carlos Trigo de Loureiro	April 7, 2016	Board Member	65
Fernando Reis Vianna Filho(1)	June 8, 2016	Board Member	76
Edson Chil Nobre(1)	April 7, 2016	Board Member	69
André Amaro da Silveira	June 8, 2016	Alternate	54
Arão Dias Tisser	July 25, 2008	Alternate	42
Marcelo Mancini Stella	June 8, 2016	Alternate	55
Sergio França Leão	June 27, 2017	Alternate	66
Mauro Motta Figueira	April 27, 2012	Alternate	47
Ticiana Vaz Sampaio Marianetti	April 06, 2016	Alternate	46
José de Freitas Mascarenhas	August 15, 2001	Alternate	76
Helena da Costa Silveira Troper	June 8, 2016	Alternate	34
Paulo Cézar Fernandes da Silva	April 06, 2016	Alternate	59
Marcus Vinicius Magalhães	April 9, 2015	Alternate	55

(1)	Independent director.

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

Ernani Filgueiras de Carvalho. Mr. Carvalho was elected Vice Chairman of our board of directors as a nominee of Petrobras in April 2016. With 40 years of market experience, Mr. Carvalho worked at Petrobras for 25 years, where he held various technical and management functions. At the Gabriel Passos Refinery (REGAP) in Betim, Minas Gerais, where he worked for 10 years, he was responsible for the startup of two industrial unit complexes. He coordinated the technology transfer program in the process of hydrotreating of fuels, jointly with the French Oil Institute (IFP—Paris), as well as projects stemming from this program. At the headquarters, also he prepared and coordinated a multi-year investment plan for the company’s refinery area. He also served for four years as Superintendent of Refining and Processing of Natural Gas at the National Petroleum Agency (ANP). Between November 2004 and March 2016, he worked as Executive Manager of Supply, Petrochemicals and Biofuels of the Brazilian Institute of Oil and Gas (IBP). Mr. Carvalho has a degree in chemical engineering from the Federal University of Rio de Janeiro (UFRJ), a graduate degree in Oil Processing Engineering from Petróleo Brasileiro S/A (Petrobras), an MBA from Fundação Dom Cabral (Minas Gerais) and a graduate degree in Regulation of the Oil and Gas Industry from the State University of Campinas (Unicamp), among others.

João Cox Neto. Mr. Cox was elected to our board of directors as a nominee of Odebrecht S.A. He currently serves as Chairman of the board of directors of Estácio Participações S.A. and as a member of the boards of directors of Embraer, Linx S.A., and Odebrecht TransPort. He is a founding partner and company manager of Cox Investimentos & Consultoria Ltda.. Between 2006 and 2010, Mr. Cox Neto served as chairman, CEO and vice-chairman of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom. He served as finance and investor relations vice-chairman of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004. In addition, Mr. Cox Neto has served as a member of the boards of directors of certain companies in Brazil, Argentina, Holland and Israel. He served as a board member of the CRSFN—National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly Held Companies) from and IBRI (Brazilian Institute of Investors’ Relations). Mr. Cox Neto holds a bachelor’s degree in economics from Universidade Federal da Bahia and master’s degrees in economics from Université du Québec à Montreal and College of Petroleum Studies of Oxford University.

Carla Gouveia Barretto. Ms. Barretto was elected to our board of directors as a nominee of Odebrecht S.A. She has 20 years of experience in the control, planning and human resources department, and, more recently, in the business department. She started her career as an external auditor of PricewaterhouseCoopers in Salvador in 1990. She joined the Odebrecht Group in 1994, and was responsible for planning and human resources at CNO, as controller and then as head of control in the Polyolefins Unit at Braskem. From 2012 to 2015, she was the director of business, responsible for private property investments of Odebrecht Properties. Since then, she has returned to Holding Odebrecht S.A. as director of planning and people. Ms. Barretto holds a degree in business administration from Universidade Salvador (UniFacs) and an MBA from Fundação Dom Cabral in Belo Horizonte.

Luiz de Mendonça. Mr. Mendonça was elected to our board of directors as a nominee of Odebrecht. He is currently the chief executive officer of Odebrecht Agroindustrial (former ETH Bioenergia). Mr. Mendonça joined the Odebrecht Group in 2002 when he started working at Braskem, where he held several positions, such as executive vice president of the polyolefins unit, executive vice president of the basic petrochemicals unit and executive vice president of the polymers unit. He also acted as chief executive officer of Braskem Qpar S.A. In 2011, Mr. Mendonça was appointed chief executive officer of Braskem America and executive vice president of the international unit of Braskem. Before joining Braskem, Mr. Mendonça spent a significant part of his career at Rhodia, in the textile and chemical sectors, where he held several business/operational positions throughout Latin America, France and the United States. Mr. Mendonça holds a bachelor’s degree in production engineering from University of São Paulo and an MBA from Insead-France.

Gesner José de Oliveira Filho. Mr. Oliveira Filho was elected to our board of directors as a nominee of Odebrecht. He is currently a member of the Self-regulation Council of FEBRABAN, member of the board of directors of USIMINAS, member of the Policy Advisory Board of UBER, member of the Advisory Board of CIEE, member of the Advisory Board of ECONSERVATION, Partner of GO Associados Consultoria Empresarial, Professor of the Planning Department and Economic Analysis Applied to Administration – EAESP / FGV, Coordinator of the Economics Group of Infrastructure & Environmental Solutions of FGV. Between 2006 and 2010,

he was the President of Sabesp – Sanitation Company of the State of São Paulo. He has also acted as Consultant in a project for the World Bank, for institutional analysis of a sanitation company in Dhaka, Bangladesh, 2012. Mr. Oliveira Filho is graduated in Economics from School of Economics and Administration of Universidade de São Paulo – FEA/USP, with a Master’s degree in Economics from the Economics Institute of Universidade Estadual de Campinas (UNICAMP) and Ph.D. in Economics from University of California, Berkeley.

Marcelo Moses de Oliveira Lyrio. Mr. Lyrio was elected to our board of directors as a nominee of Odebrecht. He is the founding partner of Príncipio Assessoria Empresarial. During 12 years, from 2004 to 2016, he was a businessman, partner and co-founder of Signatura Lazard and Managing Director (MD) of Lazard in Brazil. During such period, he worked as assistant for large Brazilian and foreign corporate groups in their local and international investments. Before then, he worked for 14 years, from 1990 to 2004, for ING Bank and ING Barings in several areas of the institution, and the last three years, as its President in Brazil. Mr. Lyrio holds a bachelor’s degree in economics from Pontifícia Universidade Católica—PUC of Rio de Janeiro.

Pedro Oliva Marcilio de Sousa. Mr. Sousa was elected to our board of directors as a nominee of Odebrecht. He is an Executive Officer at Br Partners Group, and from 2012 to 2016 he acted as a Resources Management Office at GR Partners Gestão de Recursos Ltda. In 2011, he acted as a M&A Officer. From 2009 to 2010, he acted as M&A officer at Banco Standard de Investimentos S.A. As of 2013, he has been acting as a member of the Audit Committee at Companhia Brasileira de Distribuição and BM&F Bovespa S.A – Bolsa De Valores, Mercadorias e Futuros. Between 2013 and 2014, he was a member of the fiscal board of Hypermarcas S.A. Mr. Sousa holds a bachelor’s degree in law from Faculdade de Direito da Universidade Federal of the State of Bahia.

João Carlos Trigo de Loureiro. Mr. Loureiro was elected to our board of directors as a nominee of Petrobras, Mr. Loureiro has 40 years of professional experience, including more than six years in France, with vast management experience. Since 2015, he has been manager of Shareholdings in Petrochemical and Biofuel Companies at Petrobras. Mr. Loureiro holds a degree in economics from Universidade Cândido Mendes and an executive MBA in oil and gas from Coppe – UFRJ.

Fernando Reis Vianna Filho. Mr. Vianna was elected to our board of directors as a nominee of Petrobras. He worked in Sistema Petrobras for over 40 years, serving in several management positions until 2007. He is currently retired and does not hold an office in any other publicly held company. Mr.Vianna holds a bachelor’s degree in law from Universidade Estadual do Estado do Rio de Janeiro (UERJ).

Edson Chil Nobre. Mr. Nobre was elected to our board of directors as a nominee of Petrobras. Mr. Nobre worked at Petrobras for 35 years. He acquired vast management experience at Petrobras and Petrobras Distribuidora. From 2010 to 2014 he served as Executive Manager of Energy Business at Petrobras Distribuidora and retired in 2014. Mr. Nobre holds a degree in chemical engineering from the Federal University of Paraná, a law degree from Faculdades Integradas Bennett-Rio de Janeiro, a work safety engineering degree from the State University of Maringá and an executive MBA from COPPEAD-UFRJ in Rio de Janeiro.

Alternate Directors

André Amaro da Silveira. Mr. Silveira was elected to our board of directors as an alternate member as a nominee of Odebrecht. He has served as a lawyer in the legal department of Odebrecht since 2010. Prior to that, she served as a senior associate attorney at Lefosse Advogados from 2003 to 2010, and as a visiting lawyer at Linklaters LLP. Ms. Silveira holds a bachelor’s degree in law from the Pontifícia Universidade Católica of São Paulo (PUCSP) and a master’s degree from the University of Chicago.

Arão Dias Tisser. Mr. Tisser was elected as alternate member of our board of directors as a nominee of Petrobras. He previously served as member of our board of directors from May 2008 to July 2008, and was first elected as an alternate member of our board of directors in March 2008. Mr. Tisser currently serves as a commercial analyst in Petrobras, worked as management coordinator of holdings in petrochemical and biocombustibles from April 2015 to August 2016, worked as management coordinator of holdings in petrochemical from November 2015 to March 2015, and worked in the commercial Petrobras sector of naphtha and industrial raw materials from February 2001 to October 2004. Mr. Tisser holds a bachelor’s degree in civil engineering from UFRJ, a master’s degree in engineering from the Instituto Alberto Luiz Coimbra de Pos-Graduação e Pesquisa de Engenharia (COPPE/UFRJ), an LLM in corporate law from the IBMEC—Rio de Janeiro and an MBA in business management from FGV - São Paulo.

Marcelo Mancini Stella. Mr. Mancini was elected as an alternate member of our board of directors as a nominee of Odebrecht S.A. He has served as the Vice President in charge of marketing Ethanol, Sugar and Energy and for the Logistics, Supply and International Market Development businesses at Odebrecht Agroindustrial since 2010. Previously, he occupied several positions at Braskem from 2002 to 2010, leading the business directories of Polyethylene, Vinyls and Polypropylene. He worked for Pilkington Brasil Ltd. as sales and marketing director of Brazil from 1990 to 2002. Mr. Mancini holds a bachelor’s degree in production engineering from the Polytechnic School of the University of São Paulo and an MBA from the University of São Paulo—FIA. He also participated in the INSEAD Finance Program and the Marketing Program at Cranfield University.

Sergio França Leão. Mr. França Leão was elected as an alternate member of our board of directors as a nominee of Odebrecht S.A. He started, in 2003, to coordinate the support to the sustainability programs at Odebrecht S.A. Since 1992, he coordinates the environmental programs at Odebrecht. He was the responsible, until 2013, for coordinating the support to the SSTMA programs at Construtora Norberto Odebrecht. He was a professor at UFMG (University of Minas Gerais), from 1981 to 1992, in the Sanitary and Environmental Engineering department, and Coordinator of the Master course in the same area. He is a consultant in several environmental control projects in the industry through the Christiano Ottoni Foundation belonging to UFMG. He was president of the State Environmental Foundation of Minas Gerais and member of the State Environmental Politics and the National Environmental Councils from 1989 to 1991. Mr. França Leão has a degree in Civil Engineering with a major in sanitary engineering from UFMG, and a master’s degree and PhD in sanitary and environmental engineering from University of California, in Berkeley - 1981.

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

Ticiana Vaz Sampaio Marianetti. Ms. Marianetti was elected as an alternate member of our board of directors as a nominee of Odebrecht S.A. Before holding a position as financial director at Odebrecht S.A., she served as CFO of Odebrecht Ambiental from April 2008 to March 2016. Before that, she held several positions in the engineering and finance departments of the Odebrecht Group. Her previous experience includes working in project finance for Bechtel Enterprises (USA), Alterra Partners (Costa Rica and UK) and Gerens Management Group (Spain). Ms. Marianetti holds a degree in civil engineering from the Federal University of Bahia (UFBA) and earned an MBA from the Haas Business School at the University of California in Berkeley.

José de Freitas Mascarenhas. Mr. Mascarenhas was elected as an alternate member of our board of directors as a nominee of Odebrecht S.A. He has been an executive officer of Odebrecht since September 2001 and serves in various capacities with other companies in the Odebrecht Group. He served as vice president of Confederação Nacional das Indústrias from October 1985 to October 2014, and as president of Federação das Indústrias do Estado da Bahia from 1992 to 2002 and April 2010 to March 2014. He also has served as vice president of the Brazilian Association of Chemical Industry and Derivative Products from May 1993 to April 2008. Mr. Magalhães is a member of the board of the Brazilian Competitiveness Council (Movimento Brasil Competitivo) and, in 2014, was elected as a member of the board of the Associação Comercial da Bahia. Since 2015, he has served as chairman of the board of economics of the Federation of Industries of the State of Rio de Janeiro – FIRJAN. Mr. Mascarenhas holds a bachelor’s degree in civil engineering from UFBA.

Helena da Costa Silveira Troper. Ms. Troper was elected as an alternate member of our board of directors as a nominee of Odebrecht S.A. She has worked at the Odebrecht Group since 2010 as an attorney in Odebrecht S.A.’s legal department, a position she holds to this day. Previously, she acted as a senior associate attorney at Lefosse Advogados from 2003 to 2010, having been a visiting attorney at Linklaters LLP in New York. Ms. Troper has a degree from Pontifícia Universidade Católica de São Paulo (PUCSP) and a master’s degree from the University of Chicago.

Paulo Cezar Fernandes da Silva. Mr. Silva was elected to our board of directors as a nominee of Petrobras. Mr. Silva currently serves as senior equipment engineer. From 2015 to 2016 he served as manager of relationship and information in the Petrochemical Business – Relationship with Control Agencies. From 2014 to 2015 he served as planning and control manager, responsible for planning and control of the petrochemical supply department. Previously, he served as manager of evaluation and support to management of Shareholdings, where he was responsible for the corporate governance of ownership interests at the petrochemical supply department, and manager of economic and financial analysis. Mr. Silva holds a degree in industrial mechanical engineering from Centro Federal de Educação Tecnológica (CEFET-RJ), a graduate degree in public administration from FGV and an executive MBA in finance from IBMEC-RJ. He has also completed specialization programs in management from Fundação Dom Cabral and The Innovative Organization from the University of California, Berkeley.

Marcus Vinicius de Oliveira Magalhães. Mr. Magalhães was elected as an alternate member of our board of directors as a nominee of Petrobras. Mr. Magalhães is a senior processing engineer and works as an Industrial Automation coordinator at Petrobras. Mr. Magalhães holds a degree in chemical engineering from the Military Institute of Engineering.

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

The following table lists the current members of our board of executive officers:

Name	Year of Appointment	Position Held	Age
Fernando Musa	2016	Chief Executive Officer	52
Pedro van Langendonck Teixeira de Freitas	2016	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	42
Gustavo Sampaio Valverde	2013	Vice President Executive Officer and General Counsel	43
Edison Terra Filho	2016	Vice President Executive Officer of Polyolefins, Renewable Chemicals, Europe	45
Marcelo Arantes de Carvalho	2015	Vice President Executive Officer of People, Organization and Procurement	49
Marcelo de Oliveira Cerqueira	2013	Vice President Executive Officer of Basic Petrochemicals Unit	52

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Fernando Musa. Mr. Musa is currently our chief executive officer. From April 2012 to April 2016, Mr. Musa was in charge of our company’s business in the United States and Europe. Before that, in 2011, Mr. Musa was planning and business development officer for Braskem, leading the areas of strategic planning, procurement and information technology and also in charge of quantiQ, Braskem’s distributor of chemical products. Mr. Musa joined

Braskem in January 2010 as planning and integration officer at Quattor (at the time of the acquisition by Braskem), where he was responsible for the integration into Braskem, leading the financial, procurement, polymer logistics and SAP project areas. Previously, Mr. Musa held leadership positions at McKinsey, Editora Abril and Monitor Group. Mr. Musa holds a degree in mechanical engineering from the Aeronautic Technological Institute (Instituto Tecnológico da Aeronáutica), or ITA, in São José dos Campos, Brazil and an MBA from Insead.

Pedro Van Langendonck Teixeira de Freitas. Mr. Freitas is currently our chief financial officer and investor relations officer and previously served in our strategic planning area from 2011 to 2016. Prior to this, he was a strategy consultant, having participated in the construction of business strategies and mergers and acquisitions projects in various industries, including petrochemicals, agribusiness, consumer goods and pharmaceuticals. Mr. Freitas holds a degree in production engineering from the Polytechnic School of the University of São Paulo and an MBA from Insead.

Gustavo Sampaio Valverde. Mr. Valverde is currently our vice president of legal, governance and external affairs. He previously served as our vice president of legal and external affairs of Braskem America from 2011 to 2013, legal officer from 2009 to 2011 and senior in-house counsel to Braskem S.A. (OPP Química S.A.) from 2001 to 2002. Mr. Valverde also served as legal officer at CBPO Ingeniería de Venezuela from 2007 to 2009, senior in-house counsel at CNO from 2003 to 2007 and as an attorney at Costa, Mello & Cavalcanti Advogados. Mr. Valverde holds a bachelor’s degree in law from Universidade Federal da Bahia, a specialization in tax law and a master’s degree in law from Pontifícia Universidade Católica de São Paulo and an LLM from Columbia University.

Edison Terra Filho. Mr. Terra is currently our vice president executive officer of polyolefins, renewables and Europe. Mr. Terra joined Braskem in 2002 and has held positions in several areas, including marketing, supply chain and export and as leader of Small Enterprise Polyethylene, UNIB and quantiQ. Previously, he served in several positions at Rhodia from 1993 to 2002. Mr. Terra holds a bachelor’s degree in production engineering from Escola Politécnica da USP and a master’s degree in business administration from EAESP-FGV/SP.

Marcelo Arantes de Carvalho. Mr. Carvalho is currently our vice president executive officer of people, organization, communication, marketing and sustainable development. He has implemented organizational and human resources training programs, cultural change and leadership development programs and developed and implemented global strategies in the areas of human resources, information technology and procurement. Previously, Mr. Carvalho worked in global companies such as ABB, Unilever, Fiat Chrysler Automotive and Braskem. He has over 28 years of experience in the human resources, information technology and procurement areas in industries such as metallurgy, automation and power technology, telecommunications, automotive, consumer goods and petrochemical/chemical industries. Mr. Carvalho holds a degree in business administration, with specialization in business management, from Fundação Dom Cabral and a degree in global leadership from Wharton.

Marcelo de Oliveira Cerqueira. Mr. Cerqueira is currently the vice president of our Basic Petrochemicals Unit. Mr. Cerqueira previously served as head of our Vinyls Unit from 2010 until October 2013, as industrial vinyls director from 2009 until 2010 and as production manager of our PVC production unit in the State of Bahia from 2003 until 2008. Previously he worked at Trikem in various capacities, including production manager of the PVC production unit in the State of Alagoas from 1997 until 2002. At Companhia Petroquímica Camaçari, he worked with the production logistics, health, safety and the environment and procurement engineering areas from 1989 until 1996. He began his career at Companhia Alcoolquímica Nacional and COPERBO (now Lanxess), where he worked from 1987 until 1989. Mr. Cerqueira holds a bachelor’s degree in chemical engineering from the University of Pernambuco and an MBA from FGV.

Fiscal Council

The Brazilian Corporation Law requires us to establish a permanent or non-permanent fiscal council (conselho fiscal). Our by-laws provide for a permanent fiscal council composed of five members and their respective alternate members. The fiscal council is a separate corporate body, independent of our management and our independent accountants.

The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under the Brazilian Corporation Law, the fiscal council may not contain members who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been an officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council. Holders of (1) preferred shares without voting rights and (2) non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The responsibilities of a fiscal council are established by the Brazilian Corporation Law. In accordance with the Brazilian Corporation Law, our fiscal council has the right and obligation to, among other things:

•	supervise, through any of its members, the actions of our managers and to verify their fulfillment of their duties;

•	give an opinion on the annual report of our management, including the supplementary information deemed necessary or useful for deliberation at a general meeting;

•	at least every three months examine the trial balance sheet and other financial statements periodically prepared by the company;

•	examine the accounts and financial statements for the financial year and give an opinion on them;

•	opine on any management proposals to be submitted to a vote of our shareholders related to:

•	changes in our share capital;

•	issuances of debentures or rights offerings entitling the holder to subscribe for equity securities;

•	distributions of dividends; and

•	transformation of our corporate form and any corporate restructuring, such as takeovers, mergers and spin-offs;

•	inform our management of any error, fraud or misdemeanor detected and suggest measures we should take in order to protect our primary interests. If our management fails to take the measures required to protect our interests, inform our shareholders at a shareholders’ meeting of these facts; and

•	call general shareholders’ meetings if management delays the general shareholders’ meeting for more than one month and call special shareholders’ meetings in the event that important matters arise.

As described in “Item 16D. Exemptions From the Listing Standards for Audit Committees,” we are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act. In order to comply with the requirements of this exemption, our board of directors has delegated to our fiscal council certain additional responsibilities and our fiscal council adopted rules under which our fiscal council has the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian corporate law. Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide our board of directors or fiscal council with the authority to resolve disagreements between management and our external auditors regarding financial reporting, our fiscal council cannot fulfill these functions. Our fiscal council may only make recommendations to our board of directors and shareholders with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, our fiscal council may only make recommendations to our board of directors and shareholders. Under the rules governing our fiscal council, our fiscal council has the following rights and obligations, among others, in addition to those established by the Brazilian Corporation Law:

•	to follow and analyze the process of hiring independent auditors, observing applicable Brazilian rules and legislation, and considering the technical expertise, independence, efficiency, experience and costs of the independent auditors, and recommend to our board of directors the selection and remuneration for the work of independent auditors and their possible replacement;

•	to approve the annual list of pre-approval services that may be provided in a given year by the independent auditors, as well as ensure that the policy is observed by our management and independent auditors;

•	to supervise the work of our independent auditors, as well as to discuss the scope of audit services to be performed by them;

•	to analyze the recommendations report prepared by our independent auditors and the internal control over financial reporting, including items that may impact our financial statements;

•	to request from our independent auditors, if necessary, any clarification or information that is deemed to be necessary for the verification of specific facts;

•	to meet with our management and independent auditors, whenever required, for the analysis of adoption of significant accounting policies and practices, including analysis of alternative treatments of policies, practices and disclosures related to material items, giving preferential treatment to the guidelines of our independent auditors;

•	to intermediate possible discussion and conflicts arising between our independent auditors and our management related to the draft of financial reports, providing, if necessary, opinions regarding such conflicts;

•	to discuss the content of all material and relevant communication made in writing by our independent auditors to our management which come to its knowledge;

•	to hire, as appropriate, in accordance with § 8 of Article 163 of the Brazilian Corporation Law, independent experts and advisers, including but not limited to legal counsel, to advise and give opinions on matters related to the performance of its duties;

•	to meet regularly and privately with the head of internal audit to discuss any issues and/or concerns; and

•	to receive information and oversee the evaluation process regarding complaints received by us, whether through our confidential, anonymous ethics hotline or otherwise, with respect to our financial statements, internal accounting controls and auditors (whether internal or independent).

The following table lists the current members of our fiscal council and their alternates:

Name	Year of Appointment
Cristiano Gadelha Vidal Campelo	2016
Ismael Campos de Abreu	2003
Marcos Antonio Zacarias	2017
Charles René Lebarbenchon	2017
Gilberto Braga	2017
Marcos Galeazzi Rosset (alternate)	2016
Alexandre Antonio Germano Bittencourt (alternate)	2017
Ivan Silva Duarte (alternate)	2016
Cristiane da Rocha Ribeiro de Souza (alternate)	2017

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Cristiano Gadelha Vidal Campelo. Mr. Campelo was elected a member of our fiscal council as representative of Petrobras in April 2016. Mr. Campelohas been working for 10 years at Petrobras, where since 2012 and has served as external tax relationship manager since 2012, responsible for managing people and processes associated with tax risks of the Petrobras System. Previously, he served as negotiator and institutional interface with the Secretaries of Treasury of States and Municipalities in the South, Southeast and Midwest regions of Brazil, and worked with several associations (IBP, SINDICON, FIRJAN, ABRAGET, etc.) and other bodies such as CONFAZ. Between 2014 and 2015, he served as member of the Audit Board of Companhia Maranhense de Gás (GASMAR). Mr. Campelo holds a degree in law and an MBA from Fundação Dom Cabral.

Ismael Campos de Abreu. Mr. Abreu was elected a member of our fiscal council as representative of Odebrecht in 2003. He has served as director of Kieppe Participações e Administração Ltda. since April 2011 and as controller of Odebrecht S.A. between 1995 and March 2011. He served as manager of the tax consulting division of PricewaterhouseCoopers from 1978 to 1985, as controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, as manager of the consulting area of Arthur Andersen from 1989 to 1991 and as partner of Performance Auditoria e Consultoria from 1992 to 1995. Previously, he served as a member of the fiscal council of Petroflex Indústria e Comércio S.A. until the sale of our interest in Petroflex in April 2008. Between March 2006 and March 2008, he served as member of the fiscal council of Companhia Petroquímica do Sul. Mr. Abreu holds a degree in accounting from Fundação Visconde de Cairú and a graduate degree in economic engineering from the Inter-American Development Center.

Marcos Antonio Zacarias. Mr. Zacarias was elected as a member of Braskem S.A.’s fiscal council as a representative of Petrobras in April 2017. He has served as general manager of corporate finance management and benefits at Petrobras since December 2016. Previously, he served as general manager of financial administration and corporate finance of Petrobras from 2006 until 2016, international accounting manager from 2000 until 2005, financial control manager of Braspetro from 1999 until 2000 and administrative and finance manager of Petrobras Colombia from 1995 until 1999. Mr. Zacarias holds a degree in accounting from Universidade do Estado do Rio de Janeiro (UERJ), a specialization in auditing and accounting from Fundação Getúlio Vargas (FGV) and a degree in management accounting from Universidade de São Paulo (USP), as well as a Series 20 certification from the Brazilian Financial and Capital Markets Association (ANBIMA)

Charles René Lebarbenchon. Mr. Lebarbenchon was elected a member of Braskem S.A,’s fiscal council as a representative of minority shareholder Geração Futuro L. Par de Fundo de Investimento em Ações in April 2017. He served as a partner at the law firm Advocacia Gasparino, Fabro, Lebarbenchon, Roman, Sachet e Marchiori Sociedade de Advogados, for the past five years, leaving that role to work at the legal executive office of Grupo Brazal—Brasil Alimentos S.A. Previously, he served as director of Brazpeixes S/A in 2015, as a member of the board of directors of AES Eletropaulo S/A from 2014 until 2016, coordinator of the fiscal council of Eternit S/A from 2013 until 2014, member of the fiscal council of SICOOB Advocacia from 2013 until 2015, alternate member of the fiscal council of BIC Banco, alternate member of the board of directors of AES Eletropaulo S/A from 2012 until 2014, member of the advisory board of Instituto de Previdência OABPrev-SC from 2011 until 2012, director of benefits of Instituto de Previdência Privada OABPrev-SC from 2009 until 2012, and member of the board of directors of Gaspart S/A from 2009 until 2012. Mr. Lebarbenchon holds a law degree from Universidade do Vale do Itajaí (UNIVALI) and an MBA specializing in tax law from Fundação Getúlio Vargas (FGV).

Gilberto Braga. Mr. Braga was elected a member of Braskem S.A.’s fiscal council, in place of Aluízio Rocha, as a representative of Odebrecht Serviços e Participações in August 2017. Mr. Braga is a business consultant with expertise in financial, capital markets, corporate and tax areas, and provides expert advice in judicial proceedings. In addition, Mr. Braga is a member of fiscal, management and audit committees of listed companies and professional associations. He was a member of the Advisory Committee on Accounting Standards for the Investment Funds of the CVM, teaches undergraduate corporate governance courses at Dom Cabral Foundation, IBMEC, PUC and FGV, and is a columnist for the newspaper O Dia. Mr. Braga holds degrees in economics from UCAM Ipanema and accounting from UGF, a graduate degree from IAG-PUC Rio in financial management and an MBA (Finance and Capital Markets) by IBMEC- Rio.

Alternate Members of Fiscal Council

Ivan Silva Duarte. Mr. Duarte was elected as an alternate member of our fiscal council in 2016. He has served as director of Kieppe Participações e Administração LTDA since January 2016. Previously, he served as manager of KPMG—Auditores Independentes from 1995 to 2001 and senior manager at PricewaterhouseCoopers Auditores Independentes from 2001 until 2008. Between 2008 and 2015, Mr. Duarte was an executive officer at EAO Empreendimentos Agropecuários e Obras S.A, an Odebrecht Group company operating in the Agricultural and Food and Beverage segments. Mr. Duarte holds a degree in accounting from the University of Salvador (UNIFACS), an MBA in corporate finances from the Fundação Getúlio Vargas and an MBA in entrepreneurship from Babson College.

Cristiane da Rocha Ribeiro de Souza. Mrs. Souza was elected as an alternate member of Braskem S.A.’s fiscal council as a representative of Odebrecht Serviços e Participações S.A. in April 2017. She has served as the financial planning manager at Odebrecht S.A. since October 2014. Previously, she worked as accounting and fiscal manager at ETH Bioenergia SA from February 2008 until August 2011, as corporate controller at Braskem S.A. from September 2011 until September 2014 and as accounting coordinator at Braskem S.A. from July 2002 until January 2008. Mrs. Souza holds a bachelor’s degree in accounting from the Foundation Visconde de Cairú -Salvador and an MBA in finance from Fundação Getúlio Vargas (FGV).

Marcos Galeazzi Rosset. Mr. Rosset was elected a member of our fiscal council by preferred shareholders in April 2016. Mr. Rosset has served as president and CEO of multinational companies for 25 years and as a member of strategic and management boards for Latin America. He currently serves as a member of the fiscal council of Sambatech, director of Magic Bubble, as a member of IBGC and as CEO of e-all Entertainment. Previously, he served as CEO and senior vice president of The Walt Disney Company Brasil from 2001 to 2011, as managing director and AL of CIC VIDEO International and as manager of Globo Vídeo. Mr. Rosset holds a bachelor’s degree in Sciences, Physics from University Mackenzie and a master’s degree in Accounting and Finance.

Alexandre Antônio Germano Bittencourt. Mr. Bittencourt was elected as an alternate member of Braskem S.A.’s fiscal council as a representative of Petrobras in April 2017. Mr. Bittencourt has served as Sector Manager of International Financial Flow of Petrobras since August 2016, subordinated to the Executive Finance Manager, having acted as foreign cash manager. He is currently the effective member of Transpetro’s Fiscal Council, having already been a member of the Fiscal Council of Gas Brasiliano, an alternate member of the Fiscal Council of COMPERJ and LOGUM. He holds a degree in Economics from UERJ and an MBA in Finance and Capital Markets from FGV and a post-graduate degree in Business Sciences from Universidade Cândido Mendes.

Board Committees

On June 22, 2005, our board of directors approved its internal operating rules. An English translation of the internal operating rules of our board of directors is available on our investor relations website at http://www.braskem-ri.com.br/home-en. Under these rules, our board of directors has established four permanent committees and has the power to establish ad-hoc committees. Permanent committees must have no fewer than three and no more than five members. Ad-hoc committees may be convened for a limited period to consider temporary issues and are dissolved when their purpose has been achieved or when the term established upon the creation of such committees expires. The number of members of the ad-hoc committees is defined upon the creation of such committees.

In April 2015, our board of directors approved the constitution of an ad hoc committee to accompany the Investigation surrounding allegations of improper payments made to Petrobras for beneficial terms in connection with certain raw material supply contracts we have with Petrobras. Such ad hoc committee was formed by members independent from our shareholders, and its main objectives are (i) to ensure that the Investigation is carried out independently, thoroughly and in strict compliance with its approved scope, mitigating as much as possible the impact on our operations and (ii) to take all necessary measures to ensure that all required resources are devoted to the Investigation. Our board of directors dissolved the ad hoc committee in August 2016.

In May 2016, our board of directors approved the constitution of a compliance committee, or the Compliance Committee, to monitor internal controls and risk exposure and to supervise the preparation of financial reports, without prejudice to the legal duties designated to our fiscal council.

We currently have the following four permanent committees: (1) the Finance and Investments Committee, (2) the Personnel and Corporate Issues Committee, (3) the Strategy and Communication Committee, and (4) the Compliance Committee. The duties of each permanent committee are established by our board of directors. The members of each permanent committee are appointed by our board of directors, solely from among its members and alternate members, and the board of directors also designates the coordinating of each permanent committee. Our board of directors does not delegate the power to take actions on behalf of our company to the permanent committees; rather the role of the permanent committees is to provide analyses of issues in order to assist the full board of directors in its deliberations.

Finance and Investments Committee

Our Finance and Investments Committee meets quarterly and has the following duties: (1) to evaluate new policies relating to financial management, insurance and guarantees and analyze existing policies, (2) to evaluate new risk management policies and analyze existing policies, (3) to analyze opportunities related to financing and investment transactions that may improve our capital structure, (4) to analyze transactions approved by our board of directors that involve parties related to our company and (5) to analyze guidelines and protocols for our business planning execution cycle. Our Finance and Investments Committee is currently composed of Marcelo Moses de Oliveira Lyrio, Ticiana Marianetti and Fernando Reis Vianna Filho and alternate members Mauro Motta Figueira, Luiz de Mendonça and Marcus Vinicius de Oliveira Magalhães.

Personnel and Corporate Issues Committee

Our Personnel and Corporate Issues Committee meets quarterly and has the following duties: (1) to evaluate new policies and review existing policies relating to personnel matters and organizational issues, (2) to analyze processes relating to identification, training, development and succession of executives for or in strategic positions, (3) to analyze processes relating to the determination of fixed and variable compensation for executives in strategic positions, (4) to analyze issues relating to compliance with our Code of Conduct, and (5) to evaluate new policies and review existing policies relating the maintenance and strengthening of our corporate culture. Our Personnel and Corporate Issues Committee is currently composed of Ernani Filgueiras de Carvalho, André Amaro and Carla Barretto and alternate members Arão Dias Tisser, Marcelo Mancini and Sérgio França Leão.

Strategy and Communication Committee

Our Strategy and Communication Committee meets at least twice a year and has the following duties: (1) to evaluate determinations relating to the foundation of our business plan, (2) to evaluate the business direction being pursued to achieve objectives defined by our board of directors, (3) to evaluate new policies and review existing policies relating to the capital markets and social responsibility, (4) to evaluate the image of our company projected to and perceived in the market and make recommendations to our board of directors to maintain or to redefine our social communications programs, and (5) to analyze guidelines and protocols for our business planning and execution cycle. Our Strategy and Communication Committee is currently composed of Pedro Oliva Marcilio de Sousa, Luiz de Mendonça and João Carlos Trigo de Loureiro and alternate members Marcelo Moses de Oliveira Lyrio, Carla Barretto and Paulo Cezar Fernandes da Silva.

Compliance Committee

In May 2016, our board of directors approved the establishment of the Compliance Committee, which ultimately replaced the ad hoc committee that had been created in April 2015 to monitor the Investigation. The Compliance Committee is formed by independent members of our board of directors, and its main objectives are to (1) evaluate internal controls, risk exposure and compliance with applicable laws and regulations, (2) monitor investigations related to ethics complaints, (3) approve and periodically update the Policy on Ethics, Compliance and Transparency, which addresses anti-corruption measures and related party transactions, and (4) develop training programs for board members, senior managers and certain employees.

Our chief compliance officer, or CCO reports directly to the chairman of the Compliance Committee, and exercises independent judgment within our company. Our CCO is responsible for developing a compliance system, assist the CEO in implementing the compliance system and continually monitor developments in this respect.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our CCO.

Everson Bassinello. Mr. Bassinello has served as our CCO since August 2016 and has led our global initiatives related to risk management, internal controls, compliance and internal audit. He served in leadership positions at Companies of the Votorantim Group, including VCP and Fibria between June 2000 and July 2016. Mr. Bassinello holds a degree in mechanical engineering from Universidade Federal de Itajubá (UNIFEI), a graduate degree in business administration from Fundação Getúlio Vargas (FGV), an MBA from Business School São Paulo (BSP) and a specialization in corporate governance from the Kellogg School of Management.

Ethics Committee

Our Ethics Committee supports our Compliance Committee with matters involving the violation of the commitment to Ethics, Compliance and Transparency. Our Ethics Committee is formed by our Chief Compliance Officer and three additional members (preferable vice-presidents in our Legal, Human Resources and Finance areas). The main objectives of our Ethics Committee are to (1) evaluate the results of investigations of ethics complaints, (2) submit to the Compliance Committee proposed revisions to the Policy on Ethics, Compliance and Transparency, and (3) provide guidance on questions of ethical conduct and ensure consistent evaluation and treatment of ethical matters.

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

Compensation and Benefits

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$42.1 million in 2016. In April 2017, our shareholders (acting in the annual general meeting) established the compensation for our board of directors, our board of executive officers and the members of our fiscal council as R$ 47.3 million for the year 2017.

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

Share Ownership of Directors and Officers

As of September 21, 2017, no member of Braskem’s board of directors or executive officer owned more than 0.1% of Braskem’s share capital. All shares owned by our directors and executive officers were purchased at market prices through the BM&FBOVESPA.

Employees

The following table sets forth the number of our employees by geographic location at the dates indicated.

Number of Employees by Geographic Location	2016	2015	2014
State of Bahia	1,653	1,676	1,763
State of Rio Grande do Sul	1,615	1,664	1,732
State of São Paulo	1,774	2,053	2,186
State of Alagoas	514	521	530
State of Rio de Janeiro	415	479	457
Other Brazilian states	6	8	2

Brazil	5,977	6,401	6,670
United States	711	680	668
Germany	174	175	162
Mexico	752	701	588
Other countries	43	38	38

Total	7,657	7,995	8,126

We do not employ a material number of temporary employees.

Employees in Brazil

In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio Grande do Sul and São Paulo, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. As of December 31, 2016, approximately 26.1% of our employees in Brazil were union members. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike in Brazil since Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Post-Employment Benefits in Brazil

ODEPREV Defined Contribution Plan

The majority of our employees (approximately 67.2%) participate in the Odebrecht Pension Plan (Odebrecht Previdência), or ODEPREV. We pay part of the monthly payments made by our employees to ODEPREV. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and is intended to provide its members with income upon retirement. In 2016, we paid R$41.0 million into this fund.

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

Other Benefits in Brazil

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small monthly portion being paid by our employees. A small monthly fee is also charged to our employees according to the use of some medical services (copayment system). In 2016, we spent R$74.5 million on this assistance.

Employees in the United States

The employees of Braskem America are not represented by any union, other than employees of Braskem America’s Neal, West Virginia plant. As of December 31, 2016, approximately 57% of the employees of this plant were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expires in May 2019.

Post-Employment Benefits in the United States

Braskem America administers a closed defined benefit pension plan that, as of December 31, 2016, had 40 active participants, compared to 42 participants in 2015. Braskem America made a cash contribution to the plan of US$1.1 million in 2016. There were no participant contributions in 2016.

We offer a 401(k) savings plan that, as of December 31, 2016, had total assets of US$79.9 million, including US$6.6 million in participant contributions made in 2016.

Other Benefits in the United States

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.

Employees in Germany

Employees of Braskem Europe GmbH in Germany are not represented by any union.

Post-Employment Benefits in Germany

In October 2011, the obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition. In 2013, Braskem Europe implemented a new defined contribution pension plan. As of December 31, 2016, 43 of our employees were active participants in this new pension plan.

Other Benefits in Germany

Braskem Europe offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

Employees in Mexico

Post-Employment Benefits in Mexico

Braskem Idesa employees are granted a government retirement benefit plan when they retire or reach retirement age. On December 31, 2016, all 729 employees of Braskem Idesa were active participants in this government retirement plan.

Other Benefits in Mexico

Braskem Mexico offers its employees the ability to participate in benefit plans, including a savings plan, food plan, life insurance and health insurance.

Performance-Based Employee Compensation Plan

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2016, we recorded an expense of R$343.1 million related to this program with respect to approximately 7,657 employees and former employees, including our executive officers. The members of our board of directors do not participate in this program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of September 21, 2017, we had outstanding share capital of R$8,043,222 equal to 797,257,604 total shares consisting of 451,668,652 common shares, 345,010,622 class A preferred shares and 578,330 class B preferred shares. As of September 21, 2017, all of our authorized shares were issued and outstanding, other than 1,234.758 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares as of September 21, 2017 by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares			Class A Preferred Shares			Total
	Number of Shares	%		Number of Shares	%		Number of Shares	%
Odebrecht(1)	226,334,623	50.1		79,182,498	23.0		305,517,121	38.3
Petrobras	212,426,952	47.0		75,761,739	21.9		287,919,174	36.1
All directors, fiscal council members, their alternates and executive officers as a group (35 persons)	0		*	77,526		*	77,526		*

*	less than 1%
(1)	Includes 79,182,486 class A preferred shares held by OSP, a wholly-owned subsidiary of Odebrecht.

In April, 2016, BNDES Participações S.A. – BNDESPAR informed us of its divestment of class “A” preferred shares in our capital stock in regular trading sessions at BM&FBOVESPA S.A. As a result, the equity interest held by BNDESPAR was reduced to 4.93% of Braskem’s class “A” preferred capital and 2.13% of Braskem’s total capital.

We currently have no management or employee option plans or management or employee options outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—Long-Term Incentive Plan.”

Shareholders’ Agreements

Braskem S.A. Shareholders’ Agreement

Odebrecht, OSP, Petrobras and Petroquisa, with Braskem and BRK as intervening parties, entered into the Braskem S.A. Shareholders’ Agreement, effective February 8, 2010, which has a term of 35 years. The Braskem S.A. Shareholders’ Agreement superseded the Shareholders’ Agreement that formerly governed the relationship between Petrobras, Petroquisa, Odebrecht and Norquisa regarding our shares.

Under the Braskem S.A. Shareholders’ Agreement Petrobras has the right to designate:

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

Under the Braskem S.A. Shareholders’ Agreement, Odebrecht is entitled to nominate our chief executive officer. Our chief executive officer must choose our chief financial officer from among three nominees submitted by Odebrecht and the executive officer responsible for our investment and portfolio area from among three nominees submitted by Petrobras. Our chief executive officer has the power to nominate the other members of our board of executive officers. After these nominations, the officers will be elected at a board of directors’ meeting.

Under the Braskem S.A. Shareholders’ Agreement, Odebrecht has the sole power to approve the business plan of our company. However, for so long as Petrobras owns, directly or indirectly, an aggregate of less than 30% and more than 18% of our voting share capital, we are prohibited from taking certain strategic actions unless a consensus regarding those actions is reached between Odebrecht and Petrobras, including, among others:

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

Under the Braskem S.A. Shareholders’ Agreement, we have agreed that investments that we make to increase our capacity must be supported by an evaluation demonstrating profitability under standards such as net present value or internal rate of return. Petrobras has granted a right of first refusal to our company with respect to development of any petrochemical project that Petrobras proposes to pursue. In the event that we decide not to participate in any such proposed project, Petrobras has agreed that we will have the right to market the products produced by the proposed project on conditions satisfactory to us and Petrobras.

Under the Braskem S.A. Shareholders’ Agreement, Petrobras has the right to sell a pro rata portion of their common shares of our company in connection with any direct or indirect sale of our common shares by the Odebrecht Group to a third party.

Under the Braskem S.A. Shareholders’ Agreement, each of the parties has agreed:

•	subject to certain exceptions, not to grant any liens on any of its Braskem shares; to grant a right of first refusal and tag along rights to the other parties to the Braskem S.A. Shareholders’ Agreement with respect to any sale of its Braskem shares;

•	in the event that a party’s interest in our voting share capital is diluted in a transaction involving one or more of the other parties to the Braskem S.A. Shareholders’ Agreement, the diluted party will have the right to purchase shares of Braskem from the diluting parties in an amount that would, after giving effect to such purchase, result in the diluted party holding the same percentage interest in our voting share capital that it held immediately prior to the dilution event; and

•	in the event that any party acquires or receives a right to acquire common shares of Braskem from a third party, to offer to sell to the other parties to the Braskem S.A. Shareholders’ Agreement an amount of common shares of Braskem that would, after giving effect to such sale, result in each of the parties to the Braskem S.A. Shareholders’ Agreement holding the same direct and/or indirect proportion of the common shares of Braskem that the parties held prior to the acquisition of common shares of Braskem from the third party.

In 2016, OSP entered into agreements with certain financial institutions, through which OSP granted all shares issued by Braskem and held thereby in guarantee.

On July 18, 2017, our shareholders, Petrobras and Odebrecht, have entered into negotiations to revise the terms and conditions of the Braskem S.A. Shareholders’ Agreement to improve our corporate governance and the ownership relationship among the parties, with the goal of creating value for all our shareholders.

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

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2016.

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

Under the Brazilian Corporation Law, each of our directors, their alternates and our executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. However, if one of our directors is absent from a meeting of our board of directors, that director’s alternate may vote even if that director has a conflict of interest, unless the alternate director shares that conflict of interest or has another conflict of interest. In addition, pursuant to our Policy on Ethics, Compliance and Transparency none of our shareholders or any other individual with authority over our activities may participate in the negotiation and decision-making process of a transaction in which they have a conflict of interest.

The Odebrecht Group

Alliance Agreement

In May 2014, we entered into an Alliance Agreement with CNO under which we have appointed CNO as a non-exclusive provider with respect to maintenance services and efficiency enhancement projects at each of our plants. This agreement was unanimously approved by our board of directors. The services are contracted through Specific Activity Agreements (Termo de Atividade Específica), or TAE, which are signed for each specific service or project. The amount of each TAE includes all costs to be incurred with the performance of the services to be rendered by CNO, including any costs with third parties that may be contracted to provide materials and services, as well as CNO’s compensation. CNO’s compensation for the execution of the TAE’s under the Alliance Agreement is capped at R$121 million, calculated as a percentage of the value of the agreement, subject to bonuses and discounts in accordance with certain metrics.

The aggregate amount of services we purchased under these Alliance Agreements was R$44.4 million in 2014, R$123.8 million in 2015 and R$117.6 million in 2016.

Sublease

In August 2013, we entered in a R$226 million sublease agreement with CNO and Abiatar SPE Empreendimentos Imobiliários (as intervening party) for the floors in the building where the offices of Braskem are located in São Paulo. In January 2014, this contract was updated by IPCA/IBGE in a new amount of R$239 million. This agreement expires on December 31, 2028.

Alliance EPC Contract

In September 2012, we entered into an Alliance EPC contract with Ethylene XXI Contractors, S.A.P.I. de C.V. and Etileno XXI Services B.V., as contractors, and for the construction of the Mexico Complex. Each contractor consists of a joint venture among Odebrecht Industrial Engineering B.V., ICA Fluor Petroquímica, S.A. de C.V. and Technip Italy S.p.A. Payments under the EPC contract are made on a “cost-plus” basis, in which Braskem Idesa reimburses costs of the contractors and pays a profit margin. Payments of costs are made prior to the beginning of each month based on an estimate of costs expected to be incurred during that month and are reconciled with costs actually incurred in the following month, and payments of the profit margin are made based on the achievement of milestones defined under the contract. Any cost overrun will be borne equally between Braskem Idesa and the contractors and any cost savings will be shared equally by Braskem Idesa and the contractors, in each case up to a maximum amount as calculated pursuant to the EPC contract. The aggregate amount of services we purchased under these Alliance Agreement was R$ 3,785.8 million.

Industrial Water Supply

In September 2009, our former subsidiaries Quattor Petroquímica S.A. and Quattor Participações S.A. (which merged with and into Braskem on December 1, 2014) entered into an agreement for the supply of industrial water with Aquapolo Ambiental S.A., as amended in June 2010 and August 2011. The agreement expires in October 2053 and has an estimated value of R$3.3billion.

Acquisition of Cetrel

In October 2012, we entered into an agreement with Cetrel for the purchase of 4 million cubic meters per year of recycled water by sites located in the Industrial Pole of Camaçari. The agreement expires in April 2028 and has a total value of R$120.0 million. In July 2016, we entered into a services agreement with Cetrel under which we appointed Cetrel as an exclusive service provider for the treatment of liquid effluents produced in our industrial units located at the Camaçari petrochemical complex. The agreement has a cap of R$77 million and expires in December 2019. The aggregate amount of services we purchased under this agreement in 2016 was R$6.0 million. In March 2013, we entered into an agreement for the supply of industrial water with Distribuidora de Águas de Camaçari S.A, incorporated by Cetrel, a subsidiary of Odebrecht. This agreement expires in March 2043, and has an estimated total value of R$2,160.0 million.

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

On January 27, 2017, our board of directors authorized the execution of a purchase agreement with Odebrecht Utilities S.A., through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A., which represent 63.7% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction. The consummation of the acquisition is subject to shareholder approval, in accordance with Article 256 of Brazilian Corporation Law, and to the conditions precedent that are customary for transactions of this kind. The shareholder’s meeting will be held on September 29, 2017.

Acquisition of Capital Stock of Odebrecht Comercializadora de Energia.

In July 2013, we acquired 2,000 shares, or 20%, of the capital stock of Odebrecht Comercializadora de Energia. See “Item 4—Information on the Company—Acquisition of Interest in Odebrecht Comercializadora de Energia S.A.”

Sale of Distribuidora de Água Triunfo S.A.

On December 31, 2013, we entered into a share purchase agreement for the sale of all of our shares of Distribuidora de Água Triunfo S.A., or DAT, which represented all of its outstanding shares, for an aggregate principal amount of R$315.0 million. See “Item 4—Information on the Company—Sale of Southern Complex Water Treatment Assets.”

Supply Agreement for Hydrous Ethanol

On March 1, 2016, we entered into an agreement with Usina Conquista do Pontal S.A. (UCP), Agro Energy Santa Luzia S.A. (USL) and Odebrecht Agroindustrial Participações S.A. (ODB Agro Par), to guarantee the continuous supply of hydrous ethanol to our company, with technical flexibilities and differentiated commercial conditions, by way of an advance updated by market interest rates and guaranteed by Odebrecht S.A. The parties are indirectly controlled by Odebrecht S.A. and the price of hydrous ethanol is based on the monthly index ESALQ (index published by Escola Superior de Agricultura Luiz de Queiroz) Hydrous Fuel—São Paulo R$ / liter of the reference month and with a discount. This agreement expires in April 2018.

The aggregate amount of services we purchased from the Odebrecht Group and its subsidiaries of R$1,564.1 million in 2016 and sold products to Odebrecht and its subsidiaries in an aggregate amount of R$49.1 million in 2016. We had accounts payable to Odebrecht and its subsidiaries in an aggregate amount of R$77.4 million at 2016, and we had accounts receivable from Odebrecht and its subsidiaries in an aggregate amount of R$5.6 million as of December 31, 2016

Petrobras

Commercial Transactions with Petrobras

We have entered into the following supply contracts with Petrobras:

•	On December 23, 2015, we and Petrobras entered into a new five-year naphtha purchase agreement. This contract replaced the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Northeastern Complex and superseded the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Southern Complex. The new contract will expire in December 2020.

•	An ethane and propane supply agreement that we and Petrobras entered into in December 2000. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Basic Petrochemicals Unit—Ethane and Propane” for more information.

•	An agreement for the purchase and sale of a chain of refinery off gas that Quattor Química (formerly known as Braskem Qpar before it merged into our company on December 1, 2014) and Petrobras entered into in January 2005. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Basic Petrochemicals Unit—Refinery Off Gas” for more information.

•	A 20-year propylene supply contract we and Petrobras entered into in May 2008 for our Paulínia plant. See “Item 4—Information on the Company—Raw Materials of Our Polyolefins Unit—Propylene Contracts with Petrobras and its Subsidiaries” for more information.

•	Five propylene supply agreements that Braskem Petroquímica (formerly known as Quattor Petroquímica) and Petrobras signed between September 1997 and February 2006. See “Item 4—Information on the Company—Raw Materials of Our Polyolefins Unit—Propylene Contracts with Petrobras and its Subsidiaries” for more information.

•	A three-year caustic soda supply contract that we and Petrobras entered into January 2012, under which we agreed to supply approximately 68,000 tons of caustic soda for use by Petrobras’ Brazilian refineries. This contract expired in January 2015. In January 2015, we amended the supply contract to extend the term until December 2015 and will supply an additional 10,500 tons of caustic soda. This agreement expired in December 2015.

•	In April 2008, Polietilenos União S.A. a former subsidiary of Quattor Participações S.A. (which merged with and into Braskem on December 1, 2014) entered into an agreement for the supply of steam with Petrocoque S.A. Indústria e Comércio, as amended in March 2014. We began purchasing thermal energy produced by steam pursuant to this agreement in September 2009. This agreement has a 10-year term, expiring in September 2019, and an estimated value of R$238.7 million.

•	In October 2015, Braskem and Petrobras entered into a monthly basis agreement for the sale of Gasoline A to Petrobras.

•	Braskem has handed down a contract from Petrobras and joint-venture Petroquímica Paulinia S/A (PPSA) pursuant to which Petrobras will supply steam and provide services in connection with the treatment and transport of water, clarified water and hydrogen. This contract is for a term of 20 years and has no global value clause. The aggregate amount of services we purchased under this contract was R$7.7 million in 2014, R$11.5 million in 2015 and R$13.2 million in 2016.

•	A long term contract for logistic services related to naphtha transportation in pipelines in the Southern Complex between Braskem, Transpetro and Petrobras. The aggregated amount of services related to this contract in 2016 was R$17.8 million.

•	Since June 2016, Braskem has had agreements for the sale of gasoline to BR Distribuidora, a subsidiary of Petrobras, renewable on a monthly basis. Sales in the year amount to R$474.4 million.

We purchased raw materials from Petrobras and its subsidiaries of R$12,291.2 million in 2016 and sold products to Petrobras and its subsidiaries of R$2,023.8 million in 2016. We had accounts payable to Petrobras and its subsidiaries in an aggregate amount of R$904.1 million at 2016, and we had accounts receivable from Petrobras and its subsidiaries in an aggregate amount of R$33.8 million as of December 31, 2016.

Other Related Party Transactions

Refinaria de Petróleo Rio-grandense S.A.

In 2016, the sales of gasoil to RPR amounted to R$227.2 million. The product is used as feedstock in its diesel oil production process and the agreements were made on a spot basis.

Since March 2016, Braskem has had agreements for the sale of gasoline to RPR, renewable on a monthly basis. Sales in the year amount to R$264.6 million.

Our Jointly Controlled Companies and Associated Companies

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded net sales to Borealis of R$115.7 million in 2016. We account for Borealis under the equity method of accounting. We had accounts receivable from Borealis of R$7.6 million as of December 31, 2016.

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

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$611.3 million as of December 31, 2016. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations, cash flows or financial condition would be materially and adversely affected.

IR/CSLL Tax Assessment Notices

In 2007, tax assessment notices were issued by the Federal Brazilian Revenue Service against Braskem Petroquímica claiming, among others unpaid income tax and CSLL in connection with foreign exchange variation in foreign subsidiary investment accounts in 2002. As of December 31, 2016, the amount in dispute of these claims was approximately R$158.0 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2016, we have established related provisions in the amount of R$39.6 million.

In 2013 and 2014, we received tax assessment notices from the Federal Brazilian Revenue Service claiming that the amortization of the goodwill recorded in 2001 and 2002 in connection with the purchase of shares of certain companies related to the formation of Braskem was not deductible for purposes of calculating our income tax and social contribution. The amount claimed is R$1.2 billion, including interest and fines. We challenged these assessment notices because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities and that the statute of limitations has expired. We believe that a loss in this claim is possible and as of December 31, 2016 have made no provision with respect to this claim.

In December 2013, we received tax assessment notices from the Federal Brazilian Revenue Service claiming that the interest expenses and exchange variation losses recorded by Braskem relating to indebtedness of Ipiranga Petroquímica S.A. was not deductible for purposes of calculating our income tax and social contribution. The amount claimed is R$57.0 million. We challenged this assessment because we believe that the assumption of Ipiranga Petroquímica debt instruments had strong business purposes. We believe that a loss in this claim is possible and as of December 31, 2016, we have established related provisions in the amount of R$ 3.9 million.

In July 2014, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming that the tax losses and social contribution negative tax base used to pay debts under the MP 470/2009 installments program were not included in the income tax and social contribution tax base in 2009. The amount claimed is R$429.0 million. We challenged these assessment notices because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities. We believe that a loss in this claim is possible and as of December 31, 2016 have made no provision with respect to this claim.

IOF

We are involved in judicial and administrative proceedings due to tax assessment notices issued by the Federal Brazilian Revenue Service claiming that the following operations are subject to Financial Operations Tax (IOF): (i) the transfers of financial resources under cash pooling and current account agreements made between Quattor Participações S/A, Quattor Química S/A and Braskem and between Braskem and CPN Incorporated (ii) the advances for future capital increases made by Quattor Participações S/A and Quattor Química S/A. The amount claimed is R$ 168 million. We believe that these operations do not characterize loan under Brazilian legislation and, as such, are not subject to IOF. We believe that a loss in this claim is possible and presented a guarantee for the debt under judicial litigation – R$ 56 million.

ICMS Tax Assessment Notice

From 1999 to 2016, the internal revenue department of the States of Bahia, Alagoas, São Paulo, Rio Grande do Sul and Rio de Janeiro issued tax assessment notices against Braskem claiming unpaid ICMS taxes in the amount of R$ 452 million, retrospectively revised by inflation and the benchmark rate, in connection with several alleged violations of certain provisions of the ICMS tax legislation, including, among others: (1) inappropriately claiming ICMS credits for the acquisition of goods that the internal revenue department considers for use and consumption; (2) inappropriately claiming ICMS credits for the acquisition of assets not related to production; (3) transfer of goods below the cost of production; (4) differences in stock of final products; (5) lack of evidence that the company exported goods; (6) failure to pay taxes on the sale of products subject to tax substitution and inappropriately claiming ICMS tax credits on the purchase of products subject to tax substitution; (7) failure to register invoices; and (8) unpaid ICMS taxes on charges for electricity transmission. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. The cases are expected to be finished until 2020. If an unfavorable decision is rendered in favor of the company, it is expected that the debts would be paid at 40% of the current value, based on the favorable precedents at judicial and administrative level. A guarantee was offered in the amount of R$ 44 million for the debts under discussion in the Judiciary. We believe that a loss in this claim is possible and as of December 31, 2016. We have not recognized any provision with respect thereto.

In 2009, tax assessment notices were issued by the internal revenue department of the State of São Paulo against Braskem Qpar claiming unpaid ICMS taxes and related fines in connection with several alleged violations of certain provisions of the ICMS tax legislation, including:

(1) Inappropriately claiming ICMS credits: (i) in the amount of R$53,5 million from February/2004 to August 2005, November/2005 to February/2006 and September/2006 to January/2008 related to the acquisition of “acrylonitrile” sold by Acrinor Acrilonitrila do Nordeste S/A (ii) in the amount of R$1.6 million from December/2004 to August/2005 related do unduly credits informed in invoices issued by Proquigel Química S/A; (iii) in the amount of R$3.1 million from August/2004 to November/2005, related do unduly credits informed in invoices issued by Proquigel Química S/A for exportation, not submitted to ICMS payment; A fine of 100% of the taxes assessed was imposed in all cases above.

(2) Error in the issuance of invoices under CFOP code 6.905 without the circulation of goods – a fine of 30% of the amount of the invoices (R$ 480 million) was assessed.

(3) Fine assessed due to the default in answering to notification of tax authorities to present documents to a tax audit.

The administrative proceedings were closed in the administrative court in 2015, and the value of the debt was reduced by 55% of the total involved. The remaining debt is under discussion in the Judiciary. Due to favorable preliminary orders, the State Treasury of São Paulo has rectified the amount of the debt to apply default interest and monetary restatement limited to the SELIC rate, which reduced the debt in 20%. Regarding this amount, the chances of loss are remote, and for the remaining debt we believe the loss is possible. As of December 31, 2016, we have established related provisions in the amount of R$239,4 million. The company offered a guarantee to the debts and expects the cases to be finished until 2022.

ICMS Tax Assessment Notice – quantiQ:

The State of São Paulo claims against quantiQ the payment of ICMS debts due to the following alleged infractions to the ICMS legislation: (i) use of incorrect tax rate (18% X 25%) in the sale of solvent; (ii) undue use of ICMS tax credits in the purchase of goods subject to advance payment of the tax (tax substitution); (iii) lack of payment of ICMS in the importation of goods subject to advance payment of the tax (tax substitution); (iv) lack of advance payment of ICMS (tax substitution) in the sale of goods to a distributor (goods were transferred by the branch in São Paulo). In December 31st, 2016, the amount claimed is R$196 million. We believe that a chance of loss is possible in Administrative and Judicial Courts. There is no deposit or guarantee related to this claim.

PIS and COFINS Non-Cumulative Tax Assessment Notice

We received assessment notices from the federal internal revenue department alleging that we had inappropriately claimed certain PIS and COFINS credits in relation to: (1) wastewater treatment, (2) charges for electricity transmission, (3) freight related to the storage of finished goods and (4) credits claimed at inappropriate times, relating to the acquisition of fixed assets between 2006 and 2011. As of December 31, 2016, the amount in dispute of these claims was approximately R$889 million. We challenged these assessment notices in an administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2016, we have not recognized any provision with respect thereto.

The Federal Brazilian Revenue Service did not recognize the compensation of PIS and COFINS non-cumulative credits due to: (i) differences in the values informed in the PIS and COFINS declaration (DACON) and in the electronic files of the invoices; (ii) values not reflected in the balance sheets, credits over untaxed purchases, credits over IPI, lack of presentation of documents, and (iii) failure to pay PIS and COFINS informed to the tax authorities in the PIS and COFINS declaration (DACON). The Federal Brazilian Revenue Service also claims the payment of debts due to the fact that the amount of credits informed in the compensation files were higher than the amount informed in the DACON. A loss in these claims is likely and it is expected that the administrative discussion should come to an end in 2020. As of December 31, 2016, we have established related provisions in the amount of R$202.3 million. There are no deposits or guarantees related to these claims.

In December 2016, we received tax assessment notices from the Federal Internal Revenue Department alleging that we had inappropriately used COFINS non-cumulative credits related to exports to compensate federal tax debts. A fine of 50% of the compensated credits was assessed. In December 31st, 2016, the amount claimed is R$86 million. We believe that a loss in these claims is possible and that the administrative proceeding should come to an end in 2020. There are no deposits or guarantees related to these claims.

PIS and COFINS Tax Assessment Notice

Braskem is involved in several judicial and administrative proceedings related to the payment of PIS and COFINS, including (1) unpaid COFINS from March 1999 to December 2000, February 2001 to March 2002, May 2002 to July 2002 and during September 2002, (2) inappropriately claimed credits due to the additional 1% in the COFINS rate and PIS Decree-Law nº 2,445 and 2,449, and (3) undue compensation of PIS and COFINS debts with PIS credits (Decree-Laws Nos. 2.445 e 2.449) which were considered to have expired by the tax authorities; and (4) an omission in the base revenue resulting from exchange gains earned due to successive reductions of our associated capital. As of December 31, 2016, the amount in dispute of these claims was approximately R$87.9 million. We challenged these assessment notices because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2016, we have established related provisions in the amount of R$51.0 million. The company offered guarantee in the amount of the judicial litigations.

In 2014, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming that the tax losses and social contribution negative tax base used to pay debts under the MP 470/2009 installments program, as well as interest, fines exoneration afforded in installments of the MP 470/09 are taxable. The amount or PIS and COFINS claimed is R$1,5 billion. We challenged this assessment notice because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities. We believe that a loss in this claim is possible and as of December 31, 2016 we have made no provision with respect to this claim.

We and our affiliates are involved in several other judicial and administrative proceedings related to the alleged undue compensation of PIS and COFINS debts with the following credits: (1) Corporate Income tax; (2) FINSOCIAL; (3) Tax on net profits; (4) PIS (Decree-Laws Nos. 2.445 and 2.449); (5) Cofins. The proceeding are also related to debts of COFINS levied on interest calculated on equity. As of December 31, 2016, the amounts in material disputes relating to PIS and COFINS was approximately R$170 million. The company offered guarantee in the amount of the judicial litigation. We believe that a loss in this claim is possible. As of December 31, 2016, we have not recognized any provision with respect thereto

SUDENE - Income Tax Reduction

In 2015, we successfully obtained income tax reductions as a result of lawsuits claiming a 75% income tax reduction for the following industrial units: (i) PVC and Cloro Soda, established in the state of Alagoas; and (ii) basic petrochemicals unit, PE (2), PVC and Cloro Soda units, all established in the city of Camaçari (BA). The third PE plant established in Camaçari and the second PVC plant established in Alagoas will have the benefit up to 2016 and 2019, respectively.

PRODESIN – ICMS Tax Incentive

We were awarded ICMS tax incentives by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2016, the amount was R$78.8 million (R$71.6 million in 2015).

REIQ – PIS/COFINS Tax Incentive

The Brazilian chemical and petrochemical sector enjoyed an important achievement in 2013. The government, in response to one of the proposals elaborated by the Chemical Industry Competitiveness Council, approved the PIS and COFINS tax rates relief on raw material purchases by first and second generation producers, which serve various sectors of the economy. The measure aimed to restore some of the industry’s competitiveness, which was weakened by factors related to infrastructure, productivity, feedstock and energy costs and the exchange rate that pressured the chemical industry’s trade deficit, according to ABIQUIM, which ended 2016 at US$22.0 billion. By 2016, we had a tax rebate of 6.25% (PIS and COFINS) on the acquisition of petrochemical raw materials.

Other Tax Proceedings

We received a notice of assessment by the Federal Brazilian Revenue Service due to the alleged lack of retention of social security contribution at the rate of 11% of the invoices issued by service providers between February 1999 and June 2002. The amount claimed in December 31 was R$48 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against this assessments, such as misinterpretation of both the applicable law and facts by the tax authorities and that the statute of limitations has partially expired. There are no deposits or guarantees related to this claim and we expect that the administrative proceeding will come to an end in 2018.

Labor Proceedings

Overtime Claims

In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul (“SINDIPOLO”), in the third quarter of 2010, claiming the payment of inclusion of overtime in the calculation of the weekly remunerated rest (“WRR”), in the restated amount of R$44.6 million, the following developments occurred in the period: (i) WRR: judgment for plaintiff in the suit involving the inclusion of overtime in the calculation of the weekly remunerated rest, which was upheld by the Regional Appellate Labor Court (“TRT”), for which Braskem appealed to the TST, which ordered the case to be sent back to the TRT for a new trial. However, as the TRT did not judge on the merits, Braskem appealed once again to the TST. After examining the appeal, the TST handed down a new decision granting the claim. Braskem will enter into motion for clarification and special appeal at the Supreme Court (“STF”). In light of the most recent decision of TST, the process had its evaluation changed to probable loss and was recorded a provision of R$27.600 million. Braskem gave collateral in the form of 7,413 tons of ethylene.

Class Action Claim

In July 2015, two putative class action lawsuits were filed in the United States District Court for the Southern District of New York against our company and certain of our then-current and former officers and directors. The lawsuits were subsequently consolidated under the caption In re Braskem, S.A. Securities Litigation, No. 15-cv-5132. In November 2015, the Lead Plaintiff filed a consolidated class action complaint, which asserted claims under Section 10(b) and Section 20(a) of the Exchange Act, on behalf of a putative class of purchasers of the company’s ADRs from June 1, 2010 to March 11, 2015. The plaintiffs filed an amended complaint in May 2016, which amended the class period to July 15, 2010 to March 11, 2015. We filed a motion to dismiss that amended complaint in July 2016. In an Opinion and Order dated March 31, 2017, the court granted in part and denied in part our motion to dismiss. The claims that remain in the case following the court’s decision allege that the defendants are liable for making misrepresentations and omissions that allegedly concealed a purported scheme by which the company made improper payments in order to receive favorable naphtha pricing from Petrobras. Following the Court’s decision on the motion to dismiss, the action is now in the discovery stage. The parties are also currently engaged in settlement negotiations and have signed a proposed settlement agreement and submitted it to the U.S. court for preliminary approval on September 14, 2017. Under the terms of the proposed settlement, we would pay US$10million to resolve all claims of the settlement class consisting of purchasers of our ADRs during the period from July 15, 2010 through March 11, 2015, that arise out of or relateto the subject matter of the class action, with the exception of any such claims belonging to purchasers who file valid and timely requests to opt out of the settlement class. We have made no admission of any wrongdoing or liability as part of the proposed settlement, and it is subject to a number of conditions, including court approval.

Global Settlement

In the context of allegations of improper payments in connection with the so-called Operation Car Wash in Brazil, we engaged the Expert Firms to conduct the Investigation and report their findings. In December 2016, we entered into the Global Settlement with the MPF, the DoJ, the SEC and the OAG with regard to certain matters within the scope of the Investigation.

On December 14, 2016, we entered into the Leniency Agreement with the MPF. On December, 21, 2016, we finalized formal agreements with the DoJ under which we agreed to plead guilty to a one-count criminal information in the United States District Court for the Eastern District of New York charging our company of violation of the anti-bribery provisions of the FCPA, and with the SEC under which we consented to the entry of a final judgment in a civil action brought by the SEC alleging civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. In addition, on December 21, 2016, the OAG closed its investigation of these matters.

Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of approximately US$957 million (equivalent to approximately R$3.1 billion). Of the total fine established in the Global Settlement, our company has already paid approximately R$1.3 billion in the following manner:

•	US$94.9 million (R$296.6 million) to the DoJ on February 8, 2017;

•	US$65.0 million (R$206.5 million) to the SEC on April 27, 2017;

•	CHF30.2 million (R$104.4 million) to the OAG on June 27, 2017;

•	R$736.5 million to the MPF on July 6, 2017.

The outstanding amount of approximately R$1.7 billion will be paid in the following manner:

•	CHF64.3 million to the OAG in four equal annual and successive installments of CHF16.1 million due on June 30 of each year commencing in 2018; and

•	R$1.6 billion to the MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year commencing in 2018. To guarantee payment of future installments, Braskem has provided a guaranty in the form of fixed assets in an amount equal to one annual installment.

The MPF will distribute the majority of the amount it receives as restitution to third parties for damages caused by the misconduct. Under the terms of the Global Settlement, we are required to cooperate with these governmental authorities and improve our governance and anti-corruption compliance practices. We will also be subject to external monitorship for a period of three years. The monitorship period may be terminated early or extended for up to one year at the authorities’ discretion depending on our compliance with the Global Settlement.

Employment and Occupational Health and Safety Proceedings

As of December 31, 2016, we were involved in approximately 632 employment and occupational health and safety proceedings. We have established a provision for these claims in an aggregate amount of R$207.8 million as of December 31, 2016. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Social Security

As of December 31, 2016, we were involved in several social security proceedings as to which the aggregate amount claimed was approximately R$84 million. We believe that our chance of loss is possible and therefore have not established a provision for these claims.

Other Proceedings

As of December 31, 2016, we were a defendant in two civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$174.6 million as of December 31, 2016. These suits are pending and we believe that our chance of loss is possible in this suit.

The Federal Prosecutor of Brasilia filed a public civil action for damages to federal highways caused by transport trucks with excess weight, and sought compensatory and punitive damages in an aggregate amount of R$57.9 million as of March 31, 2016. The court granted temporary relief to prevent Braskem from using excess weight on federal highways, subject to penalty of R$20,000 for each infraction. This decision is currently under appeal. We believe that a loss in this claim is possible and have made no provision with respect to this claim so far.

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

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2014	April 23, 2014	0.61	0.61	0.61	0.27	0.27	0.27
2015	April 23, 2015	0.61	0.61	0.61	0.20	0.20	0.20
2016	April 15, 2016	1.26	1.26	0.61	0.36	0.36	0.17
2016	October 11, 2016	1.26	1.26	1.26	0.39	0.39	0.39

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

Reserve Accounts

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

•	a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;

•	a reserve for investment projects, in an amount based on a capital expenditure budget approved by our shareholders;

•	an unrealized profit reserve described under “—Mandatory Distributions” below; and

•	a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs. See note 23 of our consolidated financial statements elsewhere in this annual report.

Allocations to each of these reserves (other than the legal reserve) are subject to approval by our common shareholders voting at our annual shareholders’ meeting.

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. As of December 31, 2016, we had a balance of R$232.3 million in our legal reserve account.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE. Our ADSs are traded under the symbol “BAK.” On December 31, 2016, there were 23,031,912 ADSs outstanding, representing 46,063,824 class A preferred shares, or 13.4% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

	BM&FBOVESPA				NYSE
	Closing Price per Class A Preferred Share				Closing Price per ADS
	High		Low		High		Low
	(in reais)				(in U.S. dollars)
2012	R$	16.60	R$	10.48	US$	18.58	US$	10.54
2013		21.18		13.32		18.40		13.34
2014		20.61		13.73		17.41		12.30
2015		29.36		9.83		15.01		6.22
2016		34.39		17.36		21.21		10.21

	BM&FBOVESPA				NYSE
	Closing Price per Class A Preferred Share				Closing Price per ADS
	High		Low		High		Low
	(in reais)				(in U.S. dollars)
2015
First Quarter	R$	17.41	R$	10.35	US$	12.82	US$	6.53
Second Quarter		14.97		10.46		10.03		6.66
Third Quarter		16.80		10.83		8.43		6.42
Fourth Quarter		29.36		17.45		15.01		8.72
2016
First Quarter		24.98		20.60		13.85		10.21
Second Quarter		24.25		17.97		13.75		10.44
Third Quarter		24.30		17.36		14.96		10.48
Fourth Quarter		34.39		23.54		21.21		14.48
2017
First Quarter		36.42		30.40		22.84		19.17
Second Quarter		34.81		31.03		21.95		18.99

	BM&FBOVESPA				NYSE
	Closing Price per Class A Preferred Share				Closing Price per ADS
	High		Low		High		Low
	(in reais)				(in U.S. dollars)
Most Recent Six Months
March 2017	R$	32.68	R$	30.40	R$	21.16	R$	19.17
April 2017		34.14		31.03		21.11		19.21
May 2017		34.81		31.42		21.95		18.99
June 2017		34.74		31.93		21.36		19.14
July 2017		39.88		34.10		25.45		20.39
August 2017		40.00		37.15		25.59		23.55
September 2017 (through September 21)		44.94		38.30		28.58		24.41

Source: Economática Ltda/Bloomberg

On September 21, 2017, the closing sales price of:

•	our class A preferred shares on the BM&FBOVESPA was R$44.33 per share;

•	our class A preferred shares on the LATIBEX was €10.92 per share; and

•	the ADSs on the NYSE was US$28.10 per ADS.

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

Trading on the BM&FBOVESPA

Overview of the BM&FBOVESPA

In 2000, the Bolsa de Valores de São Paulo S.A. – BVSP (the São Paulo Stock Exchange), or B3 (former BM&FBOVESPA), was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BM&FBOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BM&FBOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BM&FBOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

Regulation of Foreign Investments

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BM&FBOVESPA only in accordance with the requirements of Resolution No. 4,373 of the National Monetary Council. Resolution No. 4,373 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the CVM. In addition, Resolution No. 4,373 requires non-Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-

counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls” for further information about Resolution 4,373, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains in Brazil” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373.

ITEM 10.	ADDITIONAL INFORMATION

General

As of September 21, 2017, we had outstanding share capital of R$8,043,222, equal to 797,257,604 total shares consisting of 451,668,652 common shares, 345,010,622 class A preferred shares and 578,330 class B preferred shares, including 1,234,758 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

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

Board of Directors

Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting; provided, however, that certain matters may only be approved by mutual agreement between the parties under the Braskem S.A. Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Braskem S.A. Shareholders’ Agreement.” The majority of the members of our board of directors are elected by the Odebrecht Group. In addition, any director appointed by a shareholder pursuant to a shareholders agreement is bound by the terms of such agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms. Our by-laws do not require the members of our board of directors to be a resident in Brazil or a shareholder of our company. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil. Under our by-laws, our common shareholders approve the aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.” Neither the Brazilian Corporation Law nor our by-laws establish any mandatory retirement age for our directors or executive officers.

Share Capital

Under the Brazilian Corporation Law, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our class A preferred shares and class B preferred shares, may not exceed fifty percent of total outstanding share capital; however, our by-laws state that such amount shall not exceed two thirds of total outstanding share capital. Each of our common shares entitles its holder to one vote at our shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation. Our class A preferred shares and class B preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profits” and “Item 8. Financial Information—Dividends and Dividend Policy—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

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

Preemptive Rights

Under the Brazilian Corporation Law, each of our common and class A preferred shareholders has a general preemptive right to subscribe for our shares or securities convertible into our shares in any capital increase, in proportion to the number of our shares held by such shareholder. In accordance with the applicable legislation and our by-laws, the class B preferred shares (which are special shares paid up with resources provided for in certain tax incentive legislation), the holders of such class B preferred shares do not have preemptive rights in case of any capital increase. In the event of a capital increase that would maintain or increase the proportion of our capital represented by our class A preferred shares, holders of our class A preferred shares would have preemptive rights to subscribe to newly issued class A preferred shares only. In the event of a capital increase that would reduce the proportion of our capital represented by our class A preferred shares, holders of such preferred shares would have preemptive rights to subscribe to any new class A preferred shares in proportion to the number of our shares that they hold, and to our common shares only to the extent necessary to prevent dilution of their interests in our total capital.

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

Foreign direct investors under Law No. 4,131 may sell their shares in both private and open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to our class A preferred shares. See “—Taxation—Brazilian Tax Considerations.”

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices. We are exposed to market risks arising from our normal business activities. These risks are beyond our control and principally involved in the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate and commodity derivative instruments, as well as cash and receivables. As of December 31, 2016, we had currency put options, cross-currency and interest rate swaps with an aggregate notional amount of R$1,452 million in addition to R$ 4,278 million related to our Mexico Complex. These cross-currency and interest rate swaps match certain of our debt obligations.

We assess the potential and consolidated impact of market risks and seek to mitigate assessed risks in accordance with our risk management policy.

In 2016, the risk management policy, which was adopted on August 9, 2010 by our board of directors, covered cash flow management and liquidity, investment of cash and cash equivalents, funding activities and guarantees, and management of foreign exchange and commodity risks. This policy reflects our conservative financial practices and risk management procedures. Its objective is to manage and anticipate risks by continuously evaluating several key factors, including the overall financial health of our company, any financial operations we have with related parties, our ratings, counterparty risk and hedging strategy. Additionally, the policy aims to ensure the alignment of the objectives of the financial teams with the overall objectives of Braskem.

We do not enter into derivative transactions for speculative purposes.

As of December 31, 2016, we had R$ 3,602 million in foreign currency-denominated cash, cash equivalents and financial investments, which may partially offset the effects of any depreciation of the real against the foreign currency on our ability to service our foreign currency-denominated debt to the extent of these foreign currency-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the LIBOR rate and, for real-denominated borrowings and short-term cash investments, variations of the TJLP rate and the CDI rate.

With respect to Brazilian interest rates:

•	the short-term domestic CDI rate decreased to 13.63% per annum as of December 31, 2016 from 14.14% per annum as of December 31, 2015 and 11.1% per annum as of December 31, 2014; and

•	the TJLP increased to 7.5% per annum as of December 31, 2016 from 7.0% per annum as of December 31, 2015 and 5.0% per annum as of December 31, 2014.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule—Breakdown by Type of Interest Rate
	As of December 31, 2016 Expected Maturity Date
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings (excluding debentures) (2):
Fixed rate, denominated in U.S. dollars	827.6	3,133.7	249.6	1,791.6	3,283.4	6,518.2	15,804.2	14,097.7
Average interest rate	5.5%	7.4%	7.8%	7.1%	5.7%	6.4%
Variable rate, denominated in U.S. dollars	632.9	610.2	1,425.0	75.3	65.8	78.5	2,887.7	2,887.7
Average interest rate (over LIBOR)	3.7%	1.6%	1.9%	1.3%	1.1%	1.3%
Ethylene XXI Project finance fixed rate, denominated in U.S. dollars	180.9	189.0	194.5	218.9	236.1	1,556.4	2,575.7	2,575.7
Average interest rate	4.9%	4.9%	4.9%	4.8%	4.8%	4.8%
Ethylene XXI Project finance variable rate, denominated in U.S. dollars	479.3	536.5	556.8	658.3	762.2	4,657.1	7,650.1	7,650.1
Average interest rate	4.0%	3.9%	3.9%	3.9%	3.9%	4.0%
Fixed rate, denominated in reais	592.0	203.3	171.4	119.0	82.1	130.0	1,297.8	1,297.8
Average interest rate	7.0%	5.4%	5.5%	6.0%	6.4%	6.4%
Variable rate, denominated in reais	541.5	416.5	322.7	185.3	60.7	3.0	1,529.6	1,529.6
Average interest rate (over TJLP)	2.8%	2.8%	2.8%	2.7%	2.6%	2.6%
Variable rate, denominated in reais	195.0	186.1	1.032.2	178.3	145.0	—	1,736.6	1,736.6
Average interest rate (CDI referenced)	14.4%	14.4%	15.3%	14.4%	14.4%	0.0%
Variable rate, denominated in reais	141.6	142.9	139.3	120.9	54.9	3.1	602.6	602.6
Average interest rate (over SELIC)	2.6%	2.6%	2.6%	2.6%	2.4%	2.3%
Total loans and financings	3,590.7	5,418.1	4,091.4	3,347.7	4,690.3	12,946.3	34,084.4	32,377.9
Assets:
Cash and cash equivalents and other instruments:
Fixed rate, denominated in foreign currency	3,609.4	—	—	—	—	—	3,609.4	3,609.4
Variable rate, denominated in reais	3,925.2	—	—	—	—	—	3,925.2	3,925.2
Total cash and cash equivalents and other investments	7,534.6	—	—	—	—	—	7,534.6	7,534.6

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2016.
(2)	Does not include the aggregate amount of R$315.6 million related to transaction costs.

In the event that the average interest rate applicable to our financial assets and debt in 2017 were 1% higher than the average interest rate in 2016, our financial income would increase by approximately R$74.6 million and our financial expenses would increase by approximately R$ 340.8 million.

Foreign Currency Exchange Rate Risk

Our liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars. To partially offset our risk of any devaluation of the real against the U.S. dollar, we currently maintain available liquid assets denominated in U.S. dollars and enter into derivative contracts. Additionally, in order to provide a better representation of the actual exchange rate risk related to future exports, we designated part of our U.S. dollar-denominated liabilities as a hedging instrument, implementing the hedge accounting treatment on May 1, 2013. We borrow in the international markets to support our operations and investments; we are exposed to market risks from changes in foreign exchange rates and interest rates.

The table below provides information about our significant foreign currency exposures:

Payment Schedule—Breakdown by Currency
	As of December 31, 2016 Expected Maturity Date
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans, financings and trade payables:
Loans and financings denominated in U.S. dollars (2)	2,120.6	4,469.4	2,425.8	2,744.1	4,347.6	12,810.2	28,917.8	27,211.3
Accounts payable denominated in U.S. dollars	4,380.4	—	—	—	—	—	4,380.4	4,380.4
Total loans, financings and trade payables	6,501.0	4,469.4	2,425.8	2,744.1	4,347.6	12,810.2	33,298.3	31,591.7
Assets:
Cash, cash equivalents and other investments denominated in foreign currency	3,609.4	—	—	—	—	—	3,609.4	3,609.4
Total cash and cash equivalents and other investments	3,609.4	—	—	—	—	—	3,609.4	3,609.4
Hedge Accounting:
Hedge Accounting designated Exports/Sales	1,301.6	3,293.2	3,143.4	3,236.8	3,331.9	13,143.1	27,449.9	27,449.9

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2016.
(2)	Does not include the aggregate amount of R$303.7 million related to transaction costs.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2016 consisted primarily of U.S. dollar-denominated debt. Our foreign currency -denominated indebtedness, including short-term debt and current portion of long-term debt, net of transaction costs, was R$28,614.1 million (US$8,779.8 million) as of December 31, 2016 and R$33,571.2 million (US$8,597.4 million) as of December 31, 2015. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. In addition, this indebtedness includes the aggregate amount of R$10,437.8 million (US$3,202.7 million) outstanding as of December 31, 2016 in connection with the Braskem Idesa Financing.

Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt. Similarly, revenues from future sales and exports partially offset this foreign currency exposure for U.S. dollar-denominated debt, and we therefore adopted hedge accounting treatment to provide a better representation of our actual exposure. In 2016, we began to recognize the exchange rate variation, held on “Other Comprehensive Income”, to the income statement, following the future sales and exports designation schedule (For further information, see note 17 of our consolidated financial statements elsewhere in this annual report).

In the event that the real were to devalue by 10% against the U.S. dollar during 2017 as compared to the real/U.S. dollar exchange rate as of December 31, 2016, our financial expenses indexed to the dollar in 2017 would increase by approximately R$ 2,891 million, and our financial income would increase by approximately R$ 360.2 million.

During the fourth quarter of 2016, Braskem commenced a non-speculative program of hedging against its real-denominated liabilities to mitigate its exposure to costs related to energy, water, personnel and capital expenditures related to maintenance. The program is in line with our risk management policy and utilizes put options and zero-cost collars for a maximum period of 24 months.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Bank of New York Mellon, which was designated our depositary in December 2016, collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

During the year ended December 31, 2016, we received from the depositary of our ADSs approximately US$800,000, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Our management has identified material weaknesses in our internal control over financial reporting, which we describe in the “Management’s Report on Internal Control over Financial Reporting”. In addition, our management has analyzed these material weaknesses, made all necessary adjustments in our consolidated financial statements, and concluded that our consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented, and the impact of all facts known to our management to date has been reflected in the consolidated financial statements.

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based upon our evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that as a result of the material weaknesses in our internal control over financial reporting described below, as of December 31, 2016 our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2016, we identified the material weaknesses described below.

Control Environment – Tone at the top: the failure in the tone at the top as certain former executives directed or were aware of parallel procedures to override internal controls and allow our company to pay commission for services to export agents without the effective execution of such services.

Anti-corruption compliance program and controls: the failure to maintain effective anti-corruption compliance controls and programs designed to prevent and detect violations of the Foreign Corrupt Practices Act of 1977 (FCPA) and other applicable anti-corruption laws. This deficiency did not result in a misstatement of the 2016 financial statements, but the statements for 2015 and 2014 are restated retrospectively.

Controls related to certain payments: the failure to maintain effective controls related to manual payments, such as commissions for services to export agents, which permit payments to be made without the appropriate services being rendered by a rightful vendor. This deficiency did not result in a misstatement of the 2016 financial statements, but the statements for 2015 and 2014 are restated retrospectively.

Controls related to ledger accounts: the failure to maintain effective monitoring controls, controls over reconciliation and journal entries approval and review over the ledger accounts used to record accruals and payments of commissions to export agents. This deficiency did not result in a misstatement of the 2016 financial statements, but the statements for 2015 and 2014 are restated retrospectively.

Controls related to ledger accounts: the failure to maintain controls related to the recording of and monitoring over in-transit inventory (naphtha) in the year-end for raw material (naphtha) import operations processed by one of the Company’s consolidated subsidiaries, Braskem Netherlands. This deficiency resulted in adjustments in the restated 2015 financial statements.

Controls related to long-term debt presentation and disclosure: the failure to design controls related to non-financial covenants for long-term debt which led to an inadequate classification between long and short-term debt obligations in Braskem’s consolidated subsidiary, Braskem Idesa.

The material weaknesses could result in a misstatement of Braskem’s account balances or disclosures that would result in a material misstatements to Braskem’s annual or interim consolidated financial statements that would not be prevented or detected.

Remediation Efforts

Our management has been actively engaged in the design and implementation of remediation efforts to address the identified material weaknesses, as well as other identified areas of risk. The remediation efforts outlined below, which have been implemented or are in the process of implementation, are intended to address both the identified material weaknesses and related areas. The design and implementation of these and other remedial efforts are the responsibility of our management.

Control Environment and Anti-corruption compliance program and controls: as described below a number of steps have been taken and are being taken to strengthen our Control Environment and to design and implement a robust Anti-Corruption compliance culture, program and controls. In our assessment, such measures will be fully implemented and producing the necessary and proven effects in 2017. Such measures include:

1.	The establishment of the Compliance Committee in May 2016, that is formed by independent members of our Board of Directors, and its main objectives are (i) to evaluate internal controls, risk exposure and compliance with applicable laws and regulations, (ii) to monitor investigations related to ethics complaints, (iii) to approve and periodically update the Policy on Ethics, Compliance and Transparency, which addresses anti-corruption measures and related party transactions and (iv) to develop training programs for board members, senior managers and certain employees. The Compliance Committee is independent from our Board of Executive Officers, reporting directly to our Board of Directors.

2.	In August 2016, Braskem announced the hiring of an experienced Chief Compliance Officer (CCO). The CCO reports to the Compliance Committee and has as his main duties: (i) monitoring the exposure to risks and internal control systems; (ii) managing the internal audit; (iii) supervising the Ethics Line Channel, (iv) coordinating the Ethics Committee; (v) disseminating the Code of Conduct, (vi) conducting compliance training; and (vii) supervising the corporate policies related to compliance issues.

3.	Increasing compliance staffing for Internal Controls, Risks Management, Compliance and Internal Audit areas and resources in accordance with Compliance department and program benchmarking.

4.	Implementation of the Internal Audit area which is responsible for an independent and objective evaluation of processes, check compliance with policies and procedures and verification of controls effectiveness and efficiency.

5.	Establishing anticorruption clauses for contracts with third parties.

6.	Approval by our Board of Directors of a Policy on Compliance in Acting Ethically with Integrity and Transparency, which includes our policy on anti-corruption compliance and our Policy on Related Parties Transactions.

7.	Providing training in 2016, including to our Board of Directors, Senior Management and Legal team (key business decision-makers) and Compliance team, which is focused on reinforcing awareness of best compliance practices and the need for robustness in our internal control environment.

8.	Implementing planning for a training program for all staff during 2017, based on personal presentations and e-learning tools.

9.	Issuing companywide (and other more targeted) compliance messaging from our senior management to our personnel.

10.	Publishing and providing training during 2017 of the Institutional Relations handbook, that regulates our interactions with politicians and other public officials.

11.	Designing, enhancing and continuing to improve the vendor master data, due diligence, procurement and payment procedures and associated controls.

12.	Implementing a new set of controls in the last quarter of 2016. Despite our conclusion that these actions are sufficient we also understand that they need to achieve further maturity in execution in order to allow us to consider these deficiencies remediated. The new set of controls include improvements in the processes that presented vulnerabilities in the past, such as over manual journal entries, monitoring of payments of commissions and general ledger to ensure there are sufficient preventive and detective controls to mitigate the risks.

13.	Implementing controls to improve the posting of entries in the inventory and trade payable for the raw material (naphtha) import process of one of the Company’s consolidated subsidiaries, Braskem Netherlands.

14.	Re-designing the raw material import process to improve the monitoring of physical inventory in transit from the vendor to Braskem Netherlands and from Braskem Netherlands to Braskem SA.

15.	Re-designing the covenants monitoring control in order to include more robust information and analyses to ensure the adequate classification of debit obligations into long and short term in Braskem Idesa.

Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

Our management’s report on internal control over financial reporting is included in this annual report on page F-[2] and the opinion issued by our independent registered public accounting firm is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on pages F-[3] and F-[4].

Changes in Internal Control over Financial Reporting

The remediation activities described above are changes in internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

We have adopted a code of conduct that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. This code of conduct was approved by our board of directors. A copy of our code of conduct may be found on our website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016		2015
	(in millions of reais)
Audit fees(1)	R$	14.7	R$	5.6
Audit-related fees		0.7		1.7
Tax fees(2)		1.4		3.8
All other fees		0.0		0.2

Total fees	R$	16.8	R$	11.3

(1)	Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, interim audits, procedures as related to audit of income tax provisions and related reserves in connection with the audit and review of financial statements and review of documents filed with the SEC.
(2)	Tax fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for tax compliance reviews.

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

On February 11, 2015, our board of directors approved the fifth program for the repurchase of shares effective for the period between February 19, 2015 and February 19, 2016, through which we may acquire up 3,500,000 “class A” preferred shares at market price.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

Exhibit Number	Exhibit

1.01	By-laws, as amended (English translation) (incorporated by reference to Exhibit 1.1 to Form 20-F of Braskem S.A. filed on May 5, 2016).

2.01	Amended and Restated Deposit Agreement, dated as of March 3, 2008, among Braskem S.A., JP Morgan Chase Bank, N.A. and all Owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on August 12, 2013).

2.02	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.01	Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, and Petrobras Química S.A. – Petroquisa, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation) (incorporated by reference to Exhibit 3.01 to Form 20-F of Braskem S.A. filed on June 1, 2010).

3.02	Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., PETROS—Fundação Petrobras de Seguridade Social and PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.01	Investment Agreement, dated as of January 22, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, Petrobras Química S.A. – Petroquisa, Braskem S.A. and UNIPAR – União de Indústrias Petroquímicas S.A. (English translation) (incorporated by reference to Exhibit 4.02 to Form 20-F of Braskem S.A. filed on June 1, 2010).

4.02	Braskem S.A. Long-Term Incentive Plan (English translation)(incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.03	Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation)(incorporated by reference to Exhibit 4.24 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.04	Naphtha Purchase Agreement, dated as of December 23, 2015, between Petróleo Brasileiro S.A.—Petrobras and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on May 5, 2016).

8.01	List of subsidiaries (incorporated by reference to note 2.1.1 to our audited consolidated financial statements included elsewhere in this annual report).

12.01	Certification of Principal Executive Officer dated September 22, 2017 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).

12.02	Certification of Principal Financial Officer dated September 22, 2017 pursuant to Rules 13a-15(e) and 15d-15(e).

13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated September 22, 2017 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.01	Disclosure of Mine Safety and Health Administration Safety Data.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1.01	By-laws, as amended (English translation) (incorporated by reference to Exhibit 1.1 to Form 20-F of Braskem S.A. filed on May 5, 2016).

2.01	Amended and Restated Deposit Agreement, dated as of March 3, 2008, among Braskem S.A., JP Morgan Chase Bank, N.A. and all Owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on August 12, 2013).

2.02	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.01	Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, and Petrobras Química S.A. – Petroquisa, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation) (incorporated by reference to Exhibit 3.01 to Form 20-F of Braskem S.A. filed on June 1, 2010).

3.02	Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., PETROS—Fundação Petrobras de Seguridade Social and PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.01	Investment Agreement, dated as of January 22, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, Petrobras Química S.A. – Petroquisa, Braskem S.A. and UNIPAR – União de Indústrias Petroquímicas S.A. (English translation) (incorporated by reference to Exhibit 4.02 to Form 20-F of Braskem S.A. filed on June 1, 2010).

4.02	Braskem S.A. Long-Term Incentive Plan (English translation)(incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.03	Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation)(incorporated by reference to Exhibit 4.24 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.04	Naphtha Purchase Agreement, dated as of December 23, 2015, between Petróleo Brasileiro S.A.—Petrobras and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on May 5, 2016).

8.01	List of subsidiaries (incorporated by reference to note 2.1.1 to our audited consolidated financial statements included elsewhere in this annual report).

12.01	Certification of Principal Executive Officer dated September 22, 2017 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).

12.02	Certification of Principal Financial Officer dated September 22, 2017 pursuant to Rules 13a-15(e) and 15d-15(e).

13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated September 22, 2017 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.01	Disclosure of Mine Safety and Health Administration Safety Data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 22, 2017

BRASKEM S.A.

By	/s/ Fernando Musa
Name: Fernando Musa
Title: Chief Executive Officer

(a) Management’s report on internal controls over financial reporting

The management of Braskem S.A. (“Braskem” or the “Company”), including the chief executive officer (“CEO”) and the chief financial officer (“CFO”), is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer, and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation and based on such criteria, management has concluded that our internal control over financial reporting was not effective as of December 31, 2016 because of the material weaknesses described below.

Material Weaknesses in Internal Control over Financial Reporting -

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2016, we identified the following material weaknesses described below:

Control Environment – Tone at the top: the failure in the tone at the top as certain former executives directed or were aware of parallel procedures to override internal controls and allow our company to pay commission for services to export agents without the effective execution of such services.

Anti-corruption compliance program and controls: the failure to maintain effective anti-corruption compliance controls and programs designed to prevent and detect violations of the Foreign Corrupt Practices Act of 1977 (FCPA) and other applicable anti-corruption laws. This deficiency did not result in a misstatement of the 2016 financial statements, but the statements for 2015 and 2014 are restated retrospectively.

Controls related to certain payments: the failure to maintain effective controls related to manual payments, such as commissions for services to export agents, which permit payments to be made without the appropriate services being rendered by a rightful vendor. This deficiency did not result in a misstatement of the 2016 financial statements, but the statements for 2015 and 2014 are restated retrospectively.

Controls related to ledger accounts: the failure to maintain effective monitoring controls, controls over reconciliation and journal entries approval and review over the ledger accounts used to record accruals and payments of commissions to export agents. This deficiency did not result in a misstatement of the 2016 financial statements, but the statements for 2015 and 2014 are restated retrospectively.

Controls related to ledger accounts: the failure to maintain controls related to the recording of and monitoring over in-transit inventory (naphtha) in the year-end for raw material (naphtha) import operations processed by one of the Company’s consolidated subsidiaries, Braskem Netherlands. This deficiency resulted in adjustments in the restated 2015 financial statements.

Controls related to long-term debt presentation and disclosure: the failure to design controls related to non-financial covenants for long-term debt which led to an inadequate classification between long and short-term debt obligations in Braskem’s consolidated subsidiary, Braskem Idesa.

The material weaknesses could result in a misstatement of Braskem’s account balances or disclosures that would result in a material misstatements Braskem’s annual or interim consolidated financial statements that would not be prevented or detected.

Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

September 22, 2017

By: /s/ Fernando Musa	By: /s/ Pedro van Langendonck Teixeira de Freitas
Name:Fernando Musa	Name: Pedro van Langendonck Teixeira de Freitas
Title: Chief Executive Officer	Title: Chief Financial Officer

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of Braskem S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, comprehensive income, of statement of changes in equity and of cash flows present fairly, in all material respects, the financial position of Braskem S.A and its subsidiaries (the “Company”) at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31,2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because the following material weaknesses in internal control over financial reporting existed as of that date: (i) failure in the tone at the top as certain former executives directed or were aware of parallel procedures to override internal controls and allow the Company to pay commission for services to export agents without the effective execution of such services; (ii) failure to maintain effective anti-corruption compliance controls and programs designed to prevent and detect violations of the Foreign Corrupt Practices Act of 1977 (FCPA) and other applicable anti-corruption laws; (iii) failure to maintain effective controls related to manual payments, such as commissions for services to export agents, which permit payments to be made without the appropriate services being rendered by a rightful vendor; (iv) failure to maintain effective monitoring controls, controls over reconciliation and journal entries approval and review over the ledger accounts used to record accruals and payments of commissions to export agents; (v) failure to maintain controls related to the recording of and monitoring over in-transit inventory in the year-end for raw material import operations processed by one of the Company’s consolidated subsidiaries, Braskem Netherlands and (vi) failure in the design of controls related to non-financial covenants for long-term debt which led to an inadequate classification between long and short-term debt obligations in Braskem’s consolidated subsidiary, Braskem Idesa.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15 in the Company’s 2016 Form 20-F. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Braskem S.A.

As discussed in Note 2.4 to the consolidated financial statements, the consolidated financial statements for 2015 and 2014 are restated retrospectively to reflect taxes which were due from prior years and that were recognized fiscally and paid in 2016 in the amount of R$251,917 thousand and R$229,311 thousand respectively and R$30,268 thousand and R$20,015 thousand as an adjustment to the account Deferred Income Tax and Social Contribution.

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

/s/ PricewaterhouseCoopers

Auditores Independentes

Salvador, Brazil, September 22, 2017

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

Assets	Note		2016	2015	1/1/2015
	2.4			Restated	Restated
Current assets
Cash and cash equivalents	6		6,701,864	7,043,262	3,891,271
Financial investments	7		1,190,483	414,893	194,431
Trade accounts receivable	8		1,634,137	2,755,708	2,409,146
Inventories	9		5,238,014	6,108,697	5,619,322
Taxes recoverable	11		826,015	1,312,341	2,152,121
Dividends and interest on capital	10		14,986	1,998
Prepaid expenses			101,747	166,170	99,469
Related parties	10			10,507	66,616
Derivatives operations	17.3		8,387	53,662	33,555
Other receivables			180,915	272,530	282,213

			15,896,548	18,139,768	14,748,144

Non-current assets held for sale	5		359,704
			16,256,252	18,139,768	14,748,144

Non-current assets
Financial investments	7			46,193	42,494
Trade accounts receivable	8		70,236	19,822	25,050
Advances to suppliers	9		61,533	135,046	68,988
Taxes recoverable	11		1,088,353	1,317,760	1,059,132
Deferred income tax and social contribution	20	(c)	1,653,115	3,204,666	886,081
Judicial deposits			233,320	277,093	230,945
Related parties	10			144,633	138,501
Insurance claims			50,653	63,199	143,932
Derivatives operations	17.3		29,308	12,280	39,350
Other receivables			140,971	192,193	86,024
Investments in subsidiaries and jointly-controlled investments	12		92,313	86,354	126,535
Property, plant and equipment	13		29,336,710	34,100,289	29,070,958
Intangible assets	14		2,809,087	2,887,604	2,835,728

			35,565,599	42,487,132	34,753,718

Total assets			51,821,851	60,626,900	49,501,862

The Management notes are an integral part of the financial statements.

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais	Continued

Liabilities and shareholders’ equity	Note		2016	2015	1/1/2015
	2.4			Restated	Restated
Current liabilities
Trade payables			6,545,136	12,373,555	10,839,875
Borrowings	15		2,594,463	1,969,993	1,419,470
Braskem Idesa borrowings	16		10,437,791	302,266	26,462
Derivatives operations	17.3		29,042	57,760	95,626
Payroll and related charges			562,455	610,286	533,373
Taxes payable	18		624,080	1,003,273	233,434
Dividends	26	(b)	3,083	753,668	215,888
Advances from customers	21		203,216	119,680	99,750
Leniency agreement	23.3 and 30		1,354,492
Sundry provisions	22		112,891	93,942	88,547
Post-employment benefits	24.2.3				336,357
Other payables	25		476,262	358,572	197,808

			22,942,911	17,642,995	14,086,590

Non-current liabilities held for sale	5		95,396
			23,038,307	17,642,995	14,086,590

Non-current liabilities
Trade payables			201,686	57,148
Borrowings	15		20,736,604	25,380,518	18,926,729
Braskem Idesa borrowings	16			11,975,167	7,551,033
Derivatives operations	17.3		861,302	1,119,741	594,383
Taxes payable	18		24,097	26,716	260,010
Loan to non-controlling shareholder of Braskem Idesa	19		1,620,519	1,538,784	792,188
Deferred income tax and social contribution	20	(c)	510,523	772,828	627,011
Post-employment benefits	24.2		162,136	170,237	114,478
Advances from customers	21		162,955	31,116	88,402
Contingencies	23		985,237	554,481	408,711
Leniency agreement	23.3 and 30		1,498,738
Sundry provisions	22		206,245	99,491	96,966
Other payables	25		92,792	312,189	358,303

			27,062,834	42,038,416	29,818,214

Shareholders’ equity	26
Capital			8,043,222	8,043,222	8,043,222
Capital reserve			232,430	232,430	232,430
Revenue reserves			834,616	2,882,019	736,180
Other comprehensive income			(6,321,859)	(9,060,710)	(2,943,172)
Treasury shares			(49,819)	(49,819)	(48,892)
Accumulated losses				(416,768)	(278,177)

Total attributable to the Company’s shareholders			2,738,590	1,630,374	5,741,591

Non-controlling interest in Braskem Idesa			(1,017,880)	(684,885)	(144,533)

			1,720,710	945,489	5,597,058

Total liabilities and shareholders’ equity			51,821,851	60,626,900	49,501,862

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais

Continued operations	Note	2016	2015	2014
	2.4		Restated	Restated
Net sales revenue	28	47,663,988	46,879,989	45,135,897
Cost of products sold		(34,940,619)	(36,728,023)	(39,351,709)

		12,723,369	10,151,966	5,784,188

Income (expenses)
Selling and distribution		(1,410,828)	(1,083,156)	(1,037,407)
General and administrative		(1,477,199)	(1,280,470)	(1,195,511)
Research and development		(162,010)	(169,635)	(128,133)
Results from equity investments		30,078	2,219	3,929
Other income (expenses), net	30	(3,752,163)	(731,204)	42,773

		5,951,247	6,889,720	3,469,839

Financial results	31
Financial expenses		(3,570,962)	(3,163,402)	(2,716,382)
Financial income		690,122	584,933	399,869
Exchange rate variations, net		(3,210,417)	102,910	(84,116)

		(6,091,257)	(2,475,559)	(2,400,629)

Profit (loss) before income tax and social contribution		(140,010)	4,414,161	1,069,210

Current and deferred income tax and social contribution		(616,046)	(1,660,354)	(491,028)

Profit (loss) for the year of continued operations		(756,056)	2,753,807	578,182

Discontinued operations results
Profit (loss) from discontinued operations		40,760	16,827	(3,992)
Current and deferred income tax and social contribution		(13,901)	(10,445)	4,042

		26,859	6,382	50
Profit (loss) for the year		(729,197)	2,760,189	578,232

Attributable to:
Company’s shareholders		(411,472)	3,001,720	715,995
Non-controlling interest in Braskem Idesa		(317,725)	(241,531)	(137,763)

Profit (loss) for the year		(729,197)	2,760,189	578,232

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

	Note		2016	2015	2014
	2.4			Restated	Restated
Profit (loss) for the year			(729,197)	2,760,189	578,232
Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge			215,510	(621,991)	(352,700)
Income tax and social contribution			(75,333)	206,315	116,532
Fair value of cash flow hedge from jointly-controlled			(3,309)	2,295

			136,868	(413,381)	(236,168)
Exchange variation of foreign sales hedge - Parent company	17.4	(a.i)	4,121,849	(8,437,079)	(2,119,069)
Sales Hedge - transfer to profit or loss	17.4	(a.i)	1,297,910
Income tax and social contribution on exchange variation - Parent company			(1,842,718)	2,868,607	720,483
Exchange variation of foreign sales hedge - Braskem Idesa	17.4	(a.ii)	(1,995,065)	(1,589,544)	(656,783)
Sales Hedge - transfer to profit or loss - Braskem Idesa	17.4	(a.ii)	59,834
Income tax on exchange variation - Braskem Idesa			581,304	476,518	197,035

			2,223,114	(6,681,498)	(1,858,334)
Foreign subsidiaries currency translation adjustment			339,296	653,349	147,272

Total			2,699,278	(6,441,530)	(1,947,230)

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial loss, net of taxes			(4,119)	(849)
Post-employment plans - Health plan, net of taxes				(8,280)	(7,452)

Total			(4,119)	(9,129)	(7,452)

Total comprehensive income (loss) for the year			1,965,962	(3,690,470)	(1,376,450)

Attributable to:
Company’s shareholders			2,355,580	(3,087,616)	(1,094,801)
Non-controlling interest in Braskem Idesa			(389,618)	(602,854)	(281,649)

Total comprehensive income (loss) for the year			1,965,962	(3,690,470)	(1,376,450)

			Basic and diluted
	Note		2016	2015	2014
				Restated	Restated
Profit (loss) per share attributable to the shareholders of the Company of continued operations at the end of the year (R$)	27
Earnings per share - common			(0.5511)	3.7651	0.8995
Earnings per share - preferred shares class “A”			(0.5511)	3.7651	0.8995
Earnings per share - preferred shares class “B”				0.6065	0.6062

Profit per share attributable to the shareholders of the Company of discontinued operations at the end of the year (R$)
Earnings per share - common			0.0338	0.0081	0.0001
Earnings per share - preferred shares class “A”			0.0338	0.0080	0.0001

Profit (loss) per share attributable to the shareholders of the Company at the end of the year (R$)
Earnings per share - common			(0.5173)	3.7732	0.8996
Earnings per share - preferred shares class “A”			(0.5173)	3.7731	0.8996
Earnings per share - preferred shares class “B”				0.6065	0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders’ interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Retention	dividends	comprehensive	Treasury	Accumulated	shareholders’	interest in	shareholders’
	Note	Capital	reserve	reserve	of profits	proposed	income	shares	losses	interest	Braskem Idesa	equity
At January 1, 2014 - previously disclosed		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Adjustment of restatement and review	2.4						(11,482)		(130,108)	(141,590)		(141,590)

Opening balance at January 1, 2014 (restated)		8,043,222	232,430	26,895	28,412	354,842	(1,104,173)	(48,892)	(130,108)	7,402,628	137,116	7,539,744

Comprehensive income for the year:
Profit for the year (restated)									715,995	715,995	(137,763)	578,232
Exchange variation of foreign sales hedge, net of taxes							(1,743,396)			(1,743,396)	(114,938)	(1,858,334)
Fair value of cash flow hedge, net of taxes							(204,647)			(204,647)	(31,521)	(236,168)
Foreign currency translation adjustment (restated)							144,699			144,699	2,573	147,272

							(1,803,344)		715,995	(1,087,349)	(281,649)	(1,368,998)
Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes							(27,238)		27,238
Realization of deemed cost of jointly-controlled investment, net of taxes							(965)		965
Post-employment plans - Health plan, net of taxes (restated)							(7,452)			(7,452)		(7,452)

							(35,655)		28,203	(7,452)		(7,452)
Contributions and distributions to shareholders:
Prescribed dividends									682	682		682
Additional dividends approved by the General Meeting						(354,842)				(354,842)		(354,842)
Legal reserve				44,647					(44,647)
Mandatory minimum dividends									(212,076)	(212,076)		(212,076)
Additional dividends proposed						270,517			(270,517)
Retained earnings					365,709				(365,709)

				44,647	365,709	(84,325)			(892,267)	(566,236)		(566,236)

At December 31, 2014 (restated)		8,043,222	232,430	71,542	394,121	270,517	(2,943,172)	(48,892)	(278,177)	5,741,591	(144,533)	5,597,058

Comprehensive income for the year:
Profit for the year (restated)									3,001,720	3,001,720	(241,531)	2,760,189
Exchange variation of foreign sales hedge, net of taxes							(6,403,241)			(6,403,241)	(278,257)	(6,681,498)
Fair value of cash flow hedge, net of taxes (restated)							(395,729)			(395,729)	(17,652)	(413,381)
Foreign currency translation adjustment (restated)							718,763			718,763	(65,414)	653,349

							(6,080,207)		3,001,720	(3,078,487)	(602,854)	(3,681,341)
Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes							(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes							(966)		966
Actuarial loss with post-employment benefits, net of taxes							(849)			(849)		(849)
Post-employment plans - Health plan, net of taxes (restated)							(8,280)			(8,280)		(8,280)

							(37,331)		28,202	(9,129)		(9,129)
Contributions and distributions to shareholders:
Capital increase											62,502	62,502
Repurchase of treasury shares								(927)		(927)		(927)
Prescribed dividends									479	479		479
Additional dividends approved by the General Meeting						(270,517)				(270,517)		(270,517)
Legal reserve				158,450					(158,450)
Additional dividends proposed						247,364			(1,000,000)	(752,636)		(752,636)
Retained earnings					2,010,542				(2,010,542)

				158,450	2,010,542	(23,153)		(927)	(3,168,513)	(1,023,601)	62,502	(961,099)

At December 31, 2015 (restated)		8,043,222	232,430	229,992	2,404,663	247,364	(9,060,710)	(49,819)	(416,768)	1,630,374	(684,885)	945,489

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais	Continued

			Attributed to shareholders’ interest
					Revenue reserves						Total
							Additional	Other			Braskem	Non-controlling	Total
				Capital	Legal	Retention	dividends	comprehensive	Treasury	Accumulated	shareholders’	interest in	shareholders’
	Note		Capital	reserve	reserve	of profits	proposed	income	shares	losses	interest	Braskem Idesa	equity
At December 31, 2015 (restated)			8,043,222	232,430	229,992	2,404,663	247,364	(9,060,710)	(49,819)	(416,768)	1,630,374	(684,885)	945,489

Comprehensive income for the year:
Loss for the year										(411,472)	(411,472)	(317,725)	(729,197)
Exchange variation of foreign sales hedge, net of taxes								2,561,596			2,561,596	(338,482)	2,223,114
Fair value of cash flow hedge, net of taxes								145,878			145,878	(9,010)	136,296
Foreign currency translation adjustment								63,697			63,697	275,599	339,296

								2,771,171		(411,472)	2,359,699	(389,618)	1,970,081
Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes								(965)		965
Actuarial loss with post-employment benefits, net of taxes								(4,119)			(4,119)		(4,119)

								(32,320)		28,201	(4,119)		(4,119)
Contributions and distributions to shareholders:	26	(b)
Absorption of losses and adjustments						(800,039)				800,039
Capital increase												56,623	56,623
Additional dividends approved by the General Meeting							(247,364)				(247,364)		(247,364)
Interim dividends approved by Board of Directors						(1,000,000)					(1,000,000)		(1,000,000)

						(1,800,039)	(247,364)			800,039	(1,247,364)	56,623	(1,190,741

At December 31, 2016			8,043,222	232,430	229,992	604,624		(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

	Note		2016	2015	2014
	2.4			Restated	Restated
Profit (loss) before income tax and social contribution and for the result with discontinued operations			(99,250)	4,430,988	1,065,218
Adjustments for reconciliation of profit
Depreciation, amortization and depletion			2,683,100	2,125,796	2,059,450
Results from equity investments	12	(c)	(30,078)	(2,219)	(3,929)
Interest and monetary and exchange variations, net			3,026,008	3,182,577	1,566,159
Gain from divestment in subsidiary	1	(a.i)			(277,338)
Leniency agreement	23.3		2,853,230
Other			41,016	130,758	9,805

			8,474,026	9,867,900	4,419,365

Changes in operating working capital
Held-for-trading financial investments			(649,535)	(144,955)	(68,670)
Trade accounts receivable			1,007,875	(342,616)	409,370
Inventories			862,338	(501,734)	(499,440)
Taxes recoverable			1,058,104	841,908	484,248
Prepaid expenses			64,029	(66,701)	(36,472)
Other receivables			353,981	(10,174)	35,096
Trade payables			(4,254,575)	(1,518,288)	(420,793)
Taxes payable			(292,131)	220,226	(476,062)
Advances from customers			216,850	(37,356)	(261,886)
Sundry provisions			558,231	153,690	38,674
Other payables			38,464	734,351	749,156

Cash from operations			7,437,657	9,196,251	4,372,586

Interest paid			(1,538,518)	(1,086,166)	(421,431)
Income tax and social contribution paid			(1,152,847)	(232,302)	(138,144)

Net cash generated by operating activities			4,746,292	7,877,783	3,813,011

Proceeds from the sale of fixed assets			564	1,282	10,646
Proceeds from the sale of investments	1	(a.i)			315,000
Acquisitions of investments in subsidiaries and associates					(55)
Acquisitions to property, plant and equipment	(i	)	(2,839,155)	(4,103,882)	(5,378,803)
Acquisitions of intangible assets			(35,780)	(20,106)	(30,269)
Premium in the dollar put option	17.3.1	(a.i)	(4,856)
Held-for-maturity financial investments			38,353	2,441	29,380

Net cash used in investing activities			(2,840,874)	(4,120,265)	(5,054,101)

Short-term and long-term debt
Obtained borrowings			4,107,626	5,481,546	6,174,678
Payments of borrowings			(4,901,593)	(6,087,217)	(6,692,638)
Braskem Idesa borrowings	16
Obtained funds			503,921	1,501,939	1,894,507
Payments			(469,282)	(510,715)
Dividends paid			(1,997,984)	(482,117)	(482,147)
Repurchase of treasury shares				(927)

Net cash provided by financing activities			(2,757,312)	(97,491)	894,400

Exchange variation on cash of foreign subsidiaries			586,642	(508,036)	(51,690)

Increase (decrease) in cash and cash equivalents			(265,252)	3,151,991	(398,380)

Represented by
Cash and cash equivalents at the beginning for the year			7,043,262	3,891,271	4,289,651
Cash and cash equivalents at the end for the year	2.5		6,778,010	7,043,262	3,891,271

Increase (decrease) in cash and cash equivalents			(265,252)	3,151,991	(398,380)

(i)	Includes capitalized financial charges paid: 2016 – R$288,424 (2015 – R$786,063 and 2014 – R$362,528).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

1	Operations

Braskem S.A. is a public company headquartered in the city of Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 40 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), Bahia (“BA”), Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), 5 are located in the United States, 4 in Mexico and 2 are located in Germany. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals.

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

(a)	Significant operating event impacting these financial statements

(i)	On December 31, 2013, the Company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315,000. On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of its operations to OA, upon the recognition of a gain (“Other operating income (expenses), net”) of R$277,338.

(ii)	In December 2015, Braskem began the start-up process of the petrochemical complex of Braskem Idesa S.A.P.I (“Braskem Idesa”) in Mexico, putting into operation the utilities area, followed by the cracker in March 2016. In April it produced the first lot of polyethylene (“PE”). The complex houses a gas-based ethylene cracker and three polyethylene plants – two high-density and one low-density - with combined annual production of capacity of 1.05 million tons* of PE.

Braskem holds 75% indirect interest in Braskem Idesa and the remaining 25% pertains to Etileno XXI, S.A. de C.V.

*	unaudited

(b)	Net working capital

On December 31, 2016, in compliance with IAS 1 - Presentation of Financial Statements, the subsidiary Braskem Idesa reclassified to current liabilities R$9,491,686 of Project finance obligations whose original maturities are long term, since certain contractual obligations (covenants) as of December 31, 2016 were in default (Note 16). Consequently, the net working capital became negative R$7,046,363.

It should be noted that Braskem Idesa has been settling its debt service obligations in accordance with the original maturity schedule, none of the creditors has requested immediate repayment of such obligations and, without the above reclassification, consolidated net working capital is positive at R$2,445,323.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

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

Issue of these financial statements was authorized by the Executive Board on September 21, 2017.

2.1.1	Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards “IFRS” issued by the International Accounting Standards Board (“IASB”).

All relevant information pertaining exclusively to these financial statements is presented herein and corresponds to the information used by the Management of the Company.

(a)	Consolidation

The consolidated financial statements comprise the financial statements of the Braskem S.A. and the following entities:

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

			Total and voting interest - %
			Headquarters	2016	2015	2014
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda (“Alclor”)	(i	)	Brazil		100.00	100.00
Braskem America Finance Company (“Braskem America Finance”)			USA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)			USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)			Argentina	100.00	100.00	100.00
Braskem International GmbH (“Braskem Austria”)	(ii	)	Austria	100.00	100.00	100.00
Braskem Austria Finance GmbH (“Braskem Austria Finance”)	(iii	)	Austria		100.00	100.00
Braskem Europe GmbH (“Braskem Alemanha”)			Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)			Cayman Islands	100.00	100.00	100.00
Braskem Idesa			Mexico	75.00	75.00	75.00
Braskem Idesa Servicios S.A. de CV (“Braskem Idesa Serviços”)			Mexico	75.00	75.00	75.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)	(iv	)	Brazil			100.00
Braskem Incoporated Limited (“Braskem Inc”)			Cayman Islands	100.00	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM (“Braskem México Sofom”)			Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV (“Braskem México”)			Mexico	100.00	100.00	100.00
Braskem Mexico Servicios S. RL de CV (“Braskem México Serviços”)			Mexico	100.00	100.00	100.00
Braskem Holanda			Netherlands	100.00	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)			Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)			Netherlands	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)	(iv	)	Brazil			100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)			Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. (“Braskem Espanha”)	(v	)	Spain			100.00
Braskem Petroquímica Ltda. (“Braskem Petroquímica”)			Brazil	100.00	100.00	100.00
Quantiq Distribuidora Ltda. (“Quantiq”)	(vi	)	Brazil	100.00	100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)	(vi	)	Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)			Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(vii	)	Uruguay			100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	(iv	)	Brazil			100.00
Specific Purpose Entity (“SPE”)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)			Brazil	100.00	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo (“FIM Júpiter”)			Brazil	100.00	100.00	100.00

(i)	Merged into the subsidiary Braskem Petroquímica in April 2016.
(ii)	In the process of dissolution.
(iii)	Dissolved in January 2016.
(iv)	Merged in February 2015.
(v)	Dissolved in September 2015.
(vi)	Currently undergoing negotiations for sale. (Note 5)
(vii)	Dissolved in March 2015.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

2.2	Foreign currency translation

(a)	Functional and presentation currency

The functional and presentation currency of the Company is the Brazilian real.

(b)	Functional currency other than the Brazilian real

Certain subsidiaries have a different functional currency from that of the Braskem S.A., as follows:

Functional currency
Subsidiaries
Braskem Alemanha, Braskem Austria and Braskem Austria Finance	Euro
Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc and Braskem México Sofom	U.S. dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso

The other subsidiaries adopt the Brazilian real as functional currency.

(c)	Exchange variation effects

The main effects from exchange variation that impacted these financial statements are shown below:

	End of year rate at December 31			Average rate
							Variation
	2016	2015	Variation	2016	2015	2014	2016 - 2015	2015 - 2014
U.S. dollar - Brazilizan real	3.2591	3.9048	-16.54%	3.4833	3.3387	2.3547	4.33%	41.79%
U.S. dollar - Mexican peso	20.6352	17.3700	18.80%	18.6987	15.8846	13.3113	17.72%	19.33%
U.S. dollar - Euro	0.9479	0.9187	3.17%	0.9041	0.9019	0.7545	0.24%	19.55%

2.3	New or revised pronouncements that are not yet effective

IFRS 9 – “Financial instruments” – this pronouncement was issued by IASB in July 2014 to address the classification, measurement and derecognition of financial assets and financial liabilities, to introduce new rules for hedge accounting and a new impairment model for financial assets. Accordingly, the Company does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets. There will be no impact on the Company’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Company does not have any such liabilities. The new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. While the Company is yet to undertake a detailed assessment, it would appear that the Company’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, the Company does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39.

For these analyses, Braskem has a risk classification system (Note 17.5(a)) that takes into consideration specific elements of each client, their industries and other present and future variables. Afterwards, the impairment can be complemented based on events such as effective default rates or more extreme cases such as court-supervised reorganizations, bankruptcies etc. which may result in an earlier recognition of credit losses. The new standard

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the year of the adoption of the new standard. By the end of 2017, the Management of the Company will approve the new impairment policy and include an estimate of its impact on current practices. This standard will be adopted as of January 2018.

IFRS 15 – “Revenue from contracts with customers” – this pronouncement was issued by IASB in May 2014 and will replace IAS 18 which covers contracts for goods and services. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. In 2016, the Company made significant progress on contract reviews and expects to complete the contract evaluations and validate results by the end of 2017. Based on analysis completed to date, the Company expects the potential impact on accounting for product sales to remain substantially unchanged. The Company expects to adopt the new standard using the modified retrospective approach, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings in the first quarter of 2018.

IFRS 16 – “Leases” – pronouncement issued by the IASB in January 2016, requiring lessees to recognize in their financial statements any liabilities arising from the future payment and direct use of leased assets, including operating leases. The standard will affect primarily the accounting for the Company’s operating leases. The most significant leased assets are freight cars used to distribute products produced by Braskem America and Braskem Idesa. The company also has lease agreements for office space, industrial and light vehicles and IT equipment. However, the Company is still evaluating to what extent these agreements will result in the recognition of an asset and a liability for future payments and how this will affect the Company’s profit and classification of cash flows. This standard has will be adopted as of January 2019.

2.4	Restatement

(i)	Restatement of Taxes Provisions

As informed in Note 23.3(b), between 2006 and 2014 the Company made payments to certain companies without any corresponding evidence of services actually provided. These payments were initially taxed at zero rate of income tax at source (IRF) and considered as deductible for income tax (IR) and social contribution on profit (CSL). Upon the identification from the lack of corresponding services, the Management of Braskem determined the payment of all taxes owed and a revision of deferred income tax and social contribution. The main tax assessed was the IRF with a rate of 35%. In addition, these payments were considered as non-deductible for the purpose of calculating IR and CSL. The amounts involved in this matter are disclosed in Note 23.3(c).

Due to the payments without corresponding services provided and the consequent tax impacts, the financial statements for 2015 and 2014 are restated retrospectively. This restatement is due to material error and, for this reason, the Company presented opening balance sheet for January 1, 2015, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The impact of these provisions are being demonstrated in the column “Adjustment—Tax provisions” as shown on the table below.

(ii)	Other adjustments

In view of restatement of these financial statements of 2015, the Management of Braskem decided to recognize other adjustments in prior years. The impact of these adjustments are being demonstrated in the column “Adjustment – Other” as shown on the table below.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Balance sheet for 2015

	2015
Assets	Published	Adjustment				Restated
		Tax provisions		Other
Current assets
Cash and cash equivalents	7,439,723			(396,461	)(a)	7,043,262
Financial investments	1,172			413,721	(b)	414,893
Trade accounts receivable	2,735,144			20,564	(c)	2,755,708
Inventories	5,517,206			591,491	(d)	6,108,697
Taxes recoverable	1,272,004			40,337	(e)	1,312,341
Other receivables	300,901			(28,371	)(f)	272,530
Other assets	232,337					232,337

	17,498,487			641,281		18,139,768

Non-current assets
Taxes recoverable	1,304,056	13,704	(a)			1,317,760
Deferred income tax and social contribution	3,226,507	(30,268	)(b)	8,427	(g)	3,204,666
Other receivables	298,057			(105,864	)(h)	192,193
Investments	86,354					86,354
Property, plant and equipment	33,961,963			138,326	(i)	34,100,289
Other assets	3,585,870					3,585,870

	42,462,807	(16,564)		40,889		42,487,132

Total assets	59,961,294	(16,564)		682,170		60,626,900

Liabilities and shareholders’ equity
Current liabilities
Trade payables	11,698,695			674,860	(j)	12,373,555
Borrowings	1,968,540			1,453	(k)	1,969,993
Payroll and related charges	605,059			5,227	(l)	610,286
Taxes payable	744,660	251,917	(c)	6,696	(m)	1,003,273
Other liabilities	1,665,275			20,613	(n)	1,685,888

	16,682,229	251,917		708,849		17,642,995

Non-current liabilities
Borrowings	25,370,260			10,258	(o)	25,380,518
Derivatives operations	1,184,741			(65,000	)(p)	1,119,741
Deferred income tax and social contribution	731,241			41,587	(q)	772,828
Post-employment benefits	154,707			15,530	(r)	170,237
Other payables	217,502			94,687	(s)	312,189
Other liabilities	14,282,903					14,282,903

	41,941,354			97,062		42,038,416

Shareholders’ equity
Other comprehensive income	(9,085,256)			24,546	(t)	(9,060,710)
Accumulated losses		(268,481	)(d)	(148,287	)(u)	(416,768)
Other	11,107,852					11,107,852

Total attributable to the Company’s shareholders	2,022,596	(268,481)		(123,741)		1,630,374

Non-controlling interest in Braskem Idesa	(684,885)					(684,885)

	1,337,711	(268,481)		(123,741)		945,489

Total liabilities and shareholders’ equity	59,961,294	(16,564)		682,170		60,626,900

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)	Related to the anticipation of income tax and social contribution for the year 2013 in the amount of R$13,704.

(b)	Refers to the reduction of deferred income tax and social contribution on tax losses and negative basis, in the amount of R$30,268.

(c)	These adjustments result from: (i) R$171,368 referring to payment of income tax at source on remittance of funds abroad at the rate of 35%; (ii) R$60,546 referring to payment related to REFIS installment payment; and (iii) R$20,003 related to the payment of the principal amount of anticipated of income tax and social contribution.

(d)	Related to corresponding entries of the adjustments mentioned in items (a), (b) and (c), above.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)	Refers, mainly, to the reclassification of R$413,721 to “financial investments” and other immaterial reclassifications to “other payables” and “other receivables”.

(b)	Refers to the reclassification of “cash and cash equivalents” of Brazilian government bonds (Letras Financeiras do Tesouro - LFT) whose original maturity exceeds three months, immediate liquidity and realization is expected in the short term.

(c)	Refers, mainly to: (i) decrease of R$146,852 in accounts receivable due to revenue of 2016 recognized by error in 2015; and (ii) increase of R$157,227 due to revenue of 2015 recognized by error in 2016.

(d)	Refers, mainly to: (i) increase in the balance of inventories of R$101,575, due to error arising in recognition of sales mentioned in item (c-i); (ii) increase of R$502,027 due to inventories of 2015 recognized by error in 2016; and (iii) decrease in the balance of inventories by R$12,111 due to the write-off storehouse materials.

(e)	Refers, mainly, to the reclassification of tax credits from “taxes payable” to “taxes recoverable” in the amount of R$32,671.

(f)	Refers to the reclassification of R$28,371 from “current assets” to “non-current assets” of Eletrobras credits.

(g)	Refers, mainly, to increase due to deferred income tax and deferred social contribution tax arising from all adjustments mentioned in this note affecting the statement of operation.

(h)	Refers to adjustments mainly related to: (i) corresponding entry in “non-current assets” of the adjustment mentioned in item (f) above; (ii) impairment of R$81,303 in assets related to investments with little likelihood of realization and transfer of land in the amount of R$47,166 to property, plant and equipment.

(i)	Refers to adjustments to property, plant and equipment primarily related to: (i) addition of the land mentioned in item (h-ii) above; (ii) addition of R$106,921 due to error in the classification of operating lease to finance lease.

(j)	Refers, mainly, to (i) increase in the amount of R$648,311 related to purchase of goods to resale of 2015 that were recognized by error in 2016; (ii) increasing in trade payables in the amount of R$24,764, related to expenses recorded in the wrong period; and (iii) write-off of R$16,444 related to unduly recorded liabilities, related to previous years.

(k)	Immaterial errors related to the reclassification between “borrowings” and “other liabilities”.

(l)	Refers to adjustment on the provision for profit sharing paid in 2016.

(m)	Refers mainly to: (i) additions of PIS and COFINS of R$29,146, mainly arising from acquisition of electric power and financial income related to the years of 2015, 2014 and 2013; (ii) decrease of R$29,302 due to error in the tax calculation for 2015 with effect in the statement of operation and R$32,039 due to error in tax calculation for 2013 with effect in accumulated losses; and (iii) increase of taxes payable, mainly related to the effect of the adjustment mentioned in item (e) above.

(n)	Refers to the increase in the balance of other liabilities of R$20,613, due to error arising in recognition of liabilities.

(o)	Refers, mainly, to reclassification to “borrowings” of premium payments of bond transaction of Braskem America classified in financial income from previous years.

(p)	Refers to the recognition of counterparty risk in the measurement of derivative instruments of R$65,000.

(q)	Refers to adjustments to deferred income tax and deferred social contribution tax liabilities arising from all adjustments mentioned in this note affecting the statement of operation.

(r)	Refers to the increase of R$15,530 in the post-employment benefit plan related to the health plan.

(s)	Refers, mainly, to the additions in the amount of R$102,825 due to error in the classification from operating lease to finance lease mentioned in the item (i) above.

(t)	Refers, mainly, to: (i) corresponding entry of the adjustment mentioned in item (p) above, increasing the balance by R$65,000; (ii) reduction of the balance due to reclassification from other comprehensive income to “other income (expense), net” of R$40,509, due to adjustments to the actuarial liability of health plan benefit.

(u)	Refers to: (i) adjustments recorded in the statement of operation leading to the impact in the accumulated losses of R$111,238; and (ii) other immaterial adjustments mentioned above, recorded in “accumulated losses” of R$37,049.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Opening balance sheet as of 1/1/2015

	1/1/2015
Assets	Published in 2014	Adjustment				Opening balance in 1/1/2015
		Tax provisions		Other
Current assets
Cash and cash equivalents	3,993,359			(102,088	)(a)	3,891,271
Financial investments	89,729			104,702	(b)	194,431
Trade accounts receivable	2,692,612			(283,466	)(c)	2,409,146
Inventories	5,368,146			251,176	(d)	5,619,322
Taxes recoverable	2,129,837			22,284	(e)	2,152,121
Other receivables	287,876			(5,663	)(f)	282,213
Other assets	199,640					199,640

	14,761,199			(13,055)		14,748,144

Non-current assets
Taxes recoverable	1,045,428	13,704	(a)			1,059,132
Deferred income tax and social contribution	870,206	(20,015	)(b)	35,890	(g)	886,081
Other receivables	91,905			(5,881	)(h)	86,024
Investments	126,535					126,535
Property, plant and equipment	29,001,490			69,468	(i)	29,070,958
Other assets	3,524,988					3,524,988

	34,660,552	(6,311)		99,477		34,753,718

Total assets	49,421,751	(6,311)		86,422		49,501,862

Liabilities and shareholders’ equity
Current liabilities
Trade payables	10,852,410			(12,535	)(j)	10,839,875
Borrowings	1,418,542			928	(k)	1,419,470
Taxes payable	203,392			30,042	(l)	233,434
Other liabilities	1,608,948			(15,137	)(m)	1,593,811

	14,083,292			3,298		14,086,590

Non-current liabilities
Borrowings	18,918,021			8,708	(n)	18,926,729
Trade payables	30,699	229,311	(c)			260,010
Deferred income tax and social contribution	603,490			23,521	(o)	627,011
Post-employment benefits	69,176			45,302	(p)	114,478
Other payables	291,040			67,263	(q)	358,303
Other liabilities	9,531,683					9,531,683

	29,444,109	229,311		144,794		29,818,214

Shareholders’ equity
Other comprehensive income	(2,924,057)			(19,115	)(r)	(2,943,172)
Accumulated losses		(235,622	)(d)	(42,555	)(s)	(278,177)
Other	8,962,940					8,962,940

Total attributable to the Company’s shareholders	6,038,883	(235,622)		(61,670)		5,741,591

Non-controlling interest in Braskem Idesa	(144,533)					(144,533)

	5,894,350	(235,622)		(61,670)		5,597,058

Total liabilities and shareholders’ equity	49,421,751	(6,311)		86,422		49,501,862

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)	Related to the anticipation of income tax and social contribution for the year 2013 in the amount of R$13,704.
(b)	Refers to the reduction of deferred income tax and social contribution on tax losses and negative basis, in the amount of R$20,015.
(c)	These adjustments result from: (i) R$156,992 referring to payment of income tax at source on remittance of funds abroad at the rate of 35%; (ii) R$54,035 referring to payment related to REFIS installment payment; and (iii) R$18,284 related to the payment of the principal amount of anticipated of income tax and social contribution.
(d)	Related to corresponding entries of the adjustments mentioned in items (a), (b) and (c), above.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)	Refers, mainly, to the reclassification to “financial investments” of R$104,702.
(b)	Refers to the reclassification of “cash and cash equivalents” of Brazilian government bonds (Letras Financeiras do Tesouro – LFT) whose original maturity exceeds three months, immediate liquidity and realization is expected in the short term.
(c)	Refers, mainly to a decrease of R$283,466 in accounts receivable due to revenue of 2015 recognized by error in 2014.
(d)	Refers, mainly, to the increase in the balance of inventories of R$248,026, due to error arising in recognition of sales mentioned in item (c).
(e)	Refers, mainly, to the reclassification of tax credits from “taxes payable” to “taxes recoverable” in the amount of R$22,224.
(f)	Refers to reduction due reclassification of advances to suppliers to “trade payables”.
(g)	Related to increase due to deferred income tax and deferred social contribution tax arising from all adjustments mentioned in this note affecting the statement of operation.
(h)	Immaterial errors related to the reclassification to “other payables”.
(i)	Refers to adjustments to property, plant and equipment primarily related to: (i) addition of R$77,147 due to error in the classification of operating lease to finance lease.
(j)	Refers, mainly, to reduction by the write-off of R$10,585 related to unduly recorded liabilities, related to previous years.
(k)	Immaterial errors related to reclassification between “borrowings” and “other payables”.
(l)	Related to (i) additions of PIS and COFINS of R$24,098, mainly arising from acquisition of electric power and financial income related to the years of 2014 and 2013; (ii) reduction related to error in tax calculation for 2013 with effect in accumulated losses in the amount of R$21,794; and (ii) increase of taxes payable, mainly related to the effect of the adjustment mentioned in item (e) above.
(m)	Refers, mainly to the write-off of notes unduly recorded in the amount of R$10,254, related to previous years.
(n)	Refers, mainly, to reclassification to “borrowings” of premium payments of bond transaction of Braskem America classified in financial income from previous years.
(o)	Related to adjustments to deferred income tax and social contribution liabilities arising from all adjustments mentioned in this note affecting the statement of operation.
(p)	Refers to the increase of R$45,302 in the post-employment benefit plan related to the health plan.
(q)	Refers, mainly, to: (i) increase in the amount of R$73,803 due to error in the classification from operating lease to finance lease mentioned in the item (i) above; and (ii) reduction of the balance due to reclassification mentioned in the item (h) above in the amount of R$5,881.
(r)	Refers, mainly, to: (i) reduction of the balance due to adjustments on the actuarial liability of health plan benefit in the amount R$27,964; and (ii) increase related to deferred taxes based on the adjustments on the actuarial liability in the amount of R$9,508.
(s)	Refers, mainly, to: (i) adjustments recorded in the statement of operation leading to the impact in the accumulated losses in the amount of R$21,330; and (ii) other immaterial adjustments mentioned above, recorded in “accumulated losses” in the amount of R$12,943.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Statement of operations for 2015

	2015
	Published	Discontinued operations	Adjustment				Restated
Continued operations		Note 5(b)	Tax provisions		Other
Net sales revenue	47,282,996	(682,371)			279,364	(a)	46,879,989
Cost of products sold	(36,902,086)	510,365			(336,302	)(b)	(36,728,023)

	10,380,910	(172,006)			(56,938)		10,151,966
Income (expenses)
Selling and distribution	(1,122,012)	38,856					(1,083,156)
General and administrative	(1,325,342)	59,327			(14,455	)(c)	(1,280,470)
Research and development	(176,431)				6,796	(d)	(169,635)
Results from equity investments	2,219						2,219
Other income (expenses), net	(707,153)	25,029			(49,080	)(e)	(731,204)

	7,052,191	(48,794)			(113,677)		6,889,720

Financial results
Financial expenses	(3,158,498)	8,052	(22,606	)(a)	9,650	(f)	(3,163,402)
Financial income	595,674	(8,677)			(2,064	)(g)	584,933
Exchange rate variations, net	70,318	32,592					102,910

	(2,492,506)	31,967	(22,606)		7,586		(2,475,559)
Profit before income tax and social contribution	4,559,685	(16,827)	(22,606)		(106,091)		4,414,161

Current and deferred income tax and social contribution	(1,660,905)	10,445	(10,253	)(b)	359	(h)	(1,660,354)

Profit for the year of continued operations	2,898,780	(6,382)	(32,859)		(105,732)		2,753,807

Discontinued operations results
Profit (loss) from discontinued operations		16,827					16,827
Current and deferred income tax and social contribution		(10,445)					(10,445)

		6,382					6,382
Profit for the year	2,898,780		(32,859)		(105,732)		2,760,189

Attributable to:
Company’s shareholders	3,140,311		(32,859)		(105,732)		3,001,720
Non-controlling interest in Braskem Idesa	(241,531)						(241,531)

Profit for the year	2,898,780		(32,859)		(105,732)		2,760,189

			Parent company
			Basic and diluted - in R$ per share
			Published		Adjustment		Restated
Profit per share attributable to the shareholders of the Company of continued operations at the end of the year (R$)
Earnings per share - common			3.9474		(0.1766)		3.7708
Earnings per share - preferred shares class “A”			3.9474		(0.1766)		3.7708
Earnings per share - preferred shares class “B”			0.6065				0.6065

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)	Referring to interest accrual based on the variation in the Selic rate related to the extemporaneous taxes.
(b)	Related to adjustments to deferred income tax and social contribution arising from all adjustments mentioned in this note.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)	Mainly referring to: (i) decrease of R$146,211 related to revenue from 2016 recognized by error in 2015; (ii) increase of R$155,872 related to revenue from 2015 recognized by error in 2016; (iii) increase of R$298,746 due to revenue of 2015 recognized by error in 2014; and (iv) decrease of R$21,768 due to a reclassification from “financial expenses” related to commercial discounts.
(b)	Mainly referring to: (i) decrease of costs of products sold of R$101,184 related to adjustments of sales mentioned in item (a-i) and increase of costs of products sold of R$145,023 and R$262,263 related to adjustments of sales mentioned in item (a-ii) and (a-iii); and (ii) an increase of R$24,764 of freight costs in fiscal year 2015 previously recorded in 2016.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)	Immaterial errors classified as general and administrative expenses.
(d)	Refers to the reclassification of expenses to “other income (expenses), net”.
(e)	Mainly referring to: (i) impairment of assets related to investments with little likelihood of realization, in the amount of R$80,601; (ii) reversal of provision for health plan of R$42,318; (iii) write-off storehouse materials of R$12,111.
(f)	Mainly referring to: (i) adjustments mentioned in item (a-iv) above; and (ii) interest expenses from the health plan benefit of R$8,364.
(g)	Immaterial errors classified as financial income.
(h)	Mainly referring to: (i) reduction of R$19,201 related to adjustments in deferred income tax, unduly recorded in previous years; and (ii) impacts in current and deferred income tax and social contribution arising from all adjustments mentioned in this note.

Statement of operations for 2014

	2014
	Published	Discontinued operations	Adjustment				Restated
Continued operations		Note 5(b)	Tax provisions		Other
Net sales revenue	46,031,389	(621,117)			(274,375	)(a)	45,135,897
Cost of products sold	(40,057,341)	479,319			226,313	(b)	(39,351,709)

	5,974,048	(141,798)			(48,062)		5,784,188
Income (expenses)
Selling and distribution	(1,155,800)	46,094	72,299	(a)			(1,037,407)
General and administrative	(1,210,124)	59,148			(44,535	)(c)	(1,195,511)
Research and development	(138,441)				10,308	(d)	(128,133)
Results from equity investments	3,929						3,929
Other income (expenses), net	95,596	28,783	(102,893	)(b)	21,287	(e)	42,773

	3,569,208	(7,773)	(30,594)		(61,002)		3,469,839

Financial results
Financial expenses	(2,706,963)	12,541	(20,073	)(c)	(1,887	)(f)	(2,716,382)
Financial income	401,394	(1,734)			209	(g)	399,869
Exchange rate variations, net	(85,074)	958					(84,116)

	(2,390,643)	11,765	(20,073)		(1,678)		(2,400,629)
Profit before income tax and social contribution	1,178,565	3,992	(50,667)		(62,680)		1,069,210

Current and deferred income tax and social contribution	(452,264)	(4,042)	(71,942	)(d)	37,220	(h)	(491,028)

Profit for the year of continued operations	726,301	(50)	(122,609)		(25,460)		578,182

Discontinued operations results
Loss from discontinued operations		(3,992)					(3,992)
Current and deferred income tax and social contribution		4,042					4,042

		50					50
Profit for the year	726,301		(122,609)		(25,460)		578,232

Attributable to:
Company’s shareholders	864,064		(122,609)		(25,460)		715,995
Non-controlling interest in Braskem Idesa	(137,763)						(137,763)

Profit for the year	726,301		(122,609)		(25,460)		578,232

			Parent company
			Basic and diluted - in R$ per share
			Published		Adjustment		Restated
Profit per share attributable to the shareholders of the Company of continued operations at the end of the year
Earnings per share - common			1.0857		(0.1864)		0.8993
Earnings per share - preferred shares class “A”			1.0857		(0.1864)		0.8993
Earnings per share - preferred shares class “B”			0.6062				0.6062

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)	During the investigation mentioned in the note 34, were identified payments for services to without corresponding evidence of the services being rendered. These payments were reclassified from “selling and distribution expenses”, as originally reported, to “other income (expenses), net” in the amount of R$72,299.
(b)	Referring to: (i) effect related to extemporaneous taxes in amount of R$30,594; and (ii) reclassification from “selling and distribution expenses” in the amount of R$72,299 mentioned in item (a) above.
(c)	Refers to recognize of fine and interest related to the extemporaneous taxes.
(d)	Mainly referring to: (i) payment related to REFIS installment payment in the amount of R$54,035; (ii) payment of the principal amount of anticipated of income tax and social contribution in the amount of R$18,284; and (iii) deferred income tax and social contribution due to the statement adjustments presented.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)	Mainly referring to: (i) the decrease of R$283,254 related to revenue from 2015 recognized by error in 2014; (ii) the increase of R$36,726 due to revenue of 2014 recognized by error in 2013; and (iii) decrease of R$21,641 due to a reclassification from “financial expenses” related to commercial discounts.
(b)	Mainly referring to: (i) decrease of costs of products sold of R$247,828 and an increase of costs of products sold of R$31,367 related to adjustment of sales mentioned in item (a-i) and (a-ii); and (ii) an decrease of R$6,145 of freight costs in fiscal year 2014 previously recorded in 2015.
(c)	Mainly referring to increase related to the reclassification of management fee in the amount of R$43,490 from “other income (expenses), net”.
(d)	Refers to the reclassification of expenses to “other income (expenses), net”.
(e)	Mainly referring to: (i) increase in the amount of R$10,396 related to PIS and COFINS; (ii) increase of the corresponding entry mentioned in item (d); and (iii) decrease of the corresponding entry mentioned in item (c).
(f)	Mainly referring to: (i) decrease related to the adjustment mentioned in item (a-iii); (ii) increase related interest expenses from the health plan benefit of R$7,527; and (iii) increase of R$14,676 due to reversal of recognition of counterparty risk in the measurement of derivative instruments.
(g)	Immaterial errors classified as “financial income”.
(h)	Mainly referring to the impacts in current and deferred income tax and social contribution arising from all adjustments mentioned in this note.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Statement of cash flow for 2015

	2015
	Published	Adjustment		Restated
		Tax provisions	Other
Profit before income tax and social contribution and for the result with discontinued operations	4,559,685	(22,606)	(106,091)	4,430,988
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	2,114,929		10,867	2,125,796
Results from equity investments	(2,219)			(2,219)
Interest and monetary and exchange variations, net	3,249,558		(66,981)	3,182,577
Other	130,758			130,758

	10,052,711	(22,606)	(162,205)	9,867,900

Changes in operating working capital
Held-for-trading financial investments	118,929		(263,884)	(144,955)
Trade accounts receivable	(38,586)		(304,030)	(342,616)
Inventories	(161,419)		(340,315)	(501,734)
Taxes recoverable	831,507		10,401	841,908
Other receivables	(132,865)		122,691	(10,174)
Trade payables	(2,205,683)		687,395	(1,518,288)
Taxes payable	221,371	22,606	(23,751)	220,226
Other payables	708,267		26,084	734,351
Other assets and liabilities, net	49,633			49,633

Cash from operations	9,443,865		(247,614)	9,196,251

Interest paid	(1,086,166)			(1,086,166)
Income tax and social contribution paid	(232,302)			(232,302)

Net cash generated by operating activities	8,125,397		(247,614)	7,877,783

Acquisitions to property, plant and equipment	(4,057,123)		(46,759)	(4,103,882)
Others investments	(16,383)			(16,383)

Net cash used in investing activities	(4,073,506)		(46,759)	(4,120,265)

Net cash provided by financing activities	(97,491)			(97,491)

Exchange variation on cash of foreign subsidiaries	(508,036)			(508,036)

Increase in cash and cash equivalents	3,446,364		(294,373)	3,151,991

Represented by
Cash and cash equivalents at the beginning for the year	3,993,359		(102,088)	3,891,271
Cash and cash equivalents at the end for the year	7,439,723		(396,461)	7,043,262

Increase in cash and cash equivalents	3,446,364		(294,373)	3,151,991

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Statement of cash flow for 2014

	2014
	Published	Adjustment		Restated
		Tax provisions	Other
Profit before income tax and social contribution and for the result with discontinued operations	1,178,565	(50,667)	(62,680)	1,065,218
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	2,056,362		3,088	2,059,450
Results from equity investments	(3,929)			(3,929)
Interest and monetary and exchange variations, net	1,560,734		5,425	1,566,159
Gain from divestment in subsidiary	(277,338)			(277,338)
Other	9,805			9,805

	4,524,199	(50,667)	(54,167)	4,419,365

Changes in operating working capital
Held-for-trading financial investments	(19,057)		(49,613)	(68,670)
Trade accounts receivable	144,087		265,283	409,370
Inventories	(270,351)		(229,089)	(499,440)
Taxes recoverable	486,082		(1,834)	484,248
Other receivables	27,832		7,264	35,096
Trade payables	(419,476)		(1,317)	(420,793)
Taxes payable	(539,262)	50,667	12,533	(476,062)
Other payables	677,071		72,085	749,156
Other assets and liabilities, net	(259,684)			(259,684)

Cash from operations	4,351,441		21,145	4,372,586

Interest paid	(421,431)			(421,431)
Income tax and social contribution paid	(138,144)			(138,144)

Net cash generated by operating activities	3,791,866		21,145	3,813,011

Acquisitions to property, plant and equipment	(5,301,778)		(77,025)	(5,378,803)
Others investments	324,702			324,702
Net cash used in investing activities	(4,977,076)		(77,025)	(5,054,101)

Net cash provided by financing activities	894,400			894,400

Exchange variation on cash of foreign subsidiaries	(51,690)			(51,690)

Decrease in cash and cash equivalents	(342,500)		(55,880)	(398,380)

Represented by
Cash and cash equivalents at the beginning for the year	4,335,859		(46,208)	4,289,651
Cash and cash equivalents at the end for the year	3,993,359		(102,088)	3,891,271

Decrease in cash and cash equivalents	(342,500)		(55,880)	(398,380)

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

2.5	Statement of cash flows - 2016

In the statement of cash flows for the year 2016, the final balance of cash and cash equivalents includes the corresponding amounts of the subsidiaries Quantiq and IQAG. On the other hand, in the consolidated balance sheet, all the assets of these subsidiaries, including cash balances and cash equivalents, are included in the item “non-current assets held for sale” (Note 5 (a)). The reconciliation between the statement of cash flows and the balance sheet is as follows:

2016
Cash and cash equivalents at the end for the year
Balance as presented in the cash flow	6,778,010
Cash and cash equivalents included in “non-current assets held fo sale”	(76,146)

Cash and cash equivalents in “current assets”	6,701,864

3	Application of critical estimates and judgments

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

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in critical estimates are presented below:

3.1	Deferred income tax (“IR”) and social contribution (“CSL”)

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the business plan, which is annually prepared by the Executive Board and submitted to the Board of Directors for approval. This plan uses as main variables the price of the products manufactured by the Company, price of inputs, gross domestic product of each country where the Company operates, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These variables are obtained from expert external consultants, based on the Company’s historical performance and its capacity to generate taxable income and specific incentives from the Brazilian government for the petrochemical sector in Brazil.

Information on deferred income tax and social contribution is presented in Note 20(c).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

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

Information on derivative and non-derivative financial instruments is presented in Note 17.

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

The useful lives applied to the assets determined the following average (%) depreciation and depletion rates:

	2016	2015
Buildings and improvements	3.49	3.42
Machinery, equipment and installations	9.34	8.42
Mines and wells	8.83	8.89
Furniture and fixtures	10.36	10.48
IT equipment	20.53	20.55
Lab equipment	9.65	9.80
Security equipment	9.78	9.91
Vehicles	22.72	19.09
Other	18.97	18.98

Information on property, plant and equipment is presented in Note 13.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

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

Some significant and notable aspects considered by the Company in this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a more strategic vision of the business and also remains in permanent contact with a team of external consultants. If the aforementioned variables indicate any material risk to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.4(b).

The Company’s assets are grouped initially under operating Segments, based on product lines and production site location. Within each Segment, assets are grouped into Cash-generating units (“CGU”), based solely on the production site location (country and, for Basic Petrochemicals, region in Brazil). Based on these concepts, the assets are grouped as follows:

Reportable operating segments:

Basic petrochemicals:

•	CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•	CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•	CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins:

•	CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•	CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•	CGU Renewables: represented by the assets of the Green PE plant located in Brazil;

Vinyls:

•	CGU Vinyls: represented by assets of PVC and chloride soda plants located in Brazil;

United States and Europe:

•	CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•	CGU Polypropylene Europe: represented by assets of PP plants located in Germany;

Mexico:

•	Represented by the assets of the ethylene and PE plants located in Mexico.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Discontinuation of the Chemical Distribution operating segment:

•	This segment was represented by the assets of the subsidiaries Quantiq and IQAG, and was discontinued based on the decision to divest such companies (Note 5).

(b)	Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations are tested for impairment once a year. These tests are based on the projected cash generation for a five-year period, which are extracted from the business plan of the Company and cited in Note 3.1. In addition to the projected cash flow for the period from 2017 to 2021, perpetuity is also calculated based on the long-term vision and without considering growth in real terms for this calculation.Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (“WACC”).

The goodwill allocated to the Polyolefins operating segment (Note 14 (a)) was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

The remaining existing goodwill is allocated to the UNIB Sul CGU and to the Vinyls operating segment (Note 14(a)).

Goodwill from future profitability are presented in Note 14. Said note also presents the results of impairment tests.

3.5	Contingencies

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

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases arising from business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 23.2). In business combination

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss, as determined by our external counsels.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debits implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

The Company’s contingencies are presented in Note 23.

3.6	Hedge accounting

The Company designated liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i) the performance of exports according to its business plan (Note 3.2), which are inherent to the market and business where it operates, and (ii) the ability of the Company to refinance its liabilities in U.S. dollar, since the priority financing in U.S. dollar is part of the Company’s guidelines and strategy. In addition to the ability to refinance its U.S. dollar liabilities, the maintenance of a minimum level of net liabilities in U.S. dollar is envisaged in the Financial Policy of the Company.

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

The Company determined that hedged items will be characterized by the first sales in U.S. dollars in each quarter until the amount designated for each period is reached (Note 17). The liabilities designated for hedge will be aligned with the hedging maturity schedule and the Company’s financial strategy.

Under the Financial Policy, the Company may contract financial derivatives (swaps, NDFs, options etc.) to hedge against unwanted changes in currencies and rates. These derivatives may be designated for hedge accounting in accordance with Management’s judgment and when the application is expected to provide a material improvement in the demonstration of the compensatory effect on the variations of the hedged items.

4	Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the Company’s cash flows and reduce the threats to the financing of its operating working capital and investment programs.

4.1	Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 17.6.

(a)	Exposure to commodity risks

Braskem’s main feedstocks (naphtha, ethane, propane and propylene) and main products (PE, PP and PVC) are commodities quoted on international markets. A series of factors determine the dynamics of these quotes and said dynamic impacts the result and cash generation of Braskem, which in general does not seek financial instruments to hedge against price fluctuations.

(b)	Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the functional currency (Brazilian real, Mexican peso and Euro) and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debit, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s Financial Policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On December 31, 2016, Braskem prepared a sensitivity analysis for its exposure to the risks of fluctuation in the U.S. dollar, as informed in Note 17.6.

(c)	Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debit denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debit denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”) and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In 2015 and 2016, Braskem held swap contracts (Note 17.3.1) in which it: receives the pre-contractual rate and pays the CDI overnight rate; and receives Libor and pays a fixed rate (Note 17.3.1(b.ii)).

On December 31, 2016, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 17.6(c.1) and (c.2).

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

On December 31, 2016, approximately 23% of the amounts held in “Cash and cash equivalents” (Note 6) were allocated to financial institutions that had compensation agreements with the Company. The obligations covered by these agreements are included under “Borrowings” (Note 15). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary including credit insurance.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2016, the balance of trade accounts receivable was net of allowance for doubtful accounts (Note 8).

4.3	Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are calculated mainly based on the projected operating cash generation, less short-term debits and working capital needs.

Braskem has two revolving credit lines for the purpose of managing liquidity risks, which may be used without restrictions in function of the Company’s credit quality or in case of deterioration in the macroeconomic scenario, in the amounts of: (i) US$750 million until December 2019; and (ii) US$500 million until September 2019. These credit facilities enable Braskem to reduce the amount of cash it holds. As of December 31, 2016, none of these credit lines had been used.

The table below shows Braskem’s financial liabilities, including amounts derived from the Leniency Agreement (Note 23.3), by maturity. These amounts are calculated from undiscounted cash flows and does not reconcile with the balance sheet.

	Restated
	Maturity
	Until one year	Between one and three years	Between three and five years	More than five years	Total
Trade payables	6,678,378	201,686			6,880,064
Borrowings	2,736,454	6,858,266	7,871,197	18,477,235	35,943,152
Braskem Idesa borrowings	985,004	1,622,544	2,248,464	8,707,034	13,563,046
Derivatives	29,042	861,302			890,344
Loan to non-controlling shareholder of Braskem Idesa				1,620,519	1,620,519
BNDESPAR (Note 25)	176,846				176,846
Leniency agreement (Note 23.3)	1,354,492	325,299	1,058,562	685,353	3,423,706

At December 31, 2016	11,960,216	9,869,097	11,178,223	29,490,141	62,497,677

4.4	Capital management

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

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

5	Non-current held-for-sale assets and discontinued operations

On January 10, 2017, Management of the Company signed a sales agreement of Quantiq and its subsidiary IQAG, which was approved by the Brazilian anti-trust counsel (CADE). The approval of the sale plan was made by Management during the second half of 2016 and the sale offer was approved by the Board of Directors occurred on January 9, 2017.

Quantiq is engaged in the distribution, sale and manufacture of petroleum-based and petrochemical solvents, the distribution and sale of process oils, other petroleum-based inputs, intermediate chemicals, special chemicals and pharmacons. IQAG is engaged in providing storage services.

Although the sale agreement was executed in January 2017, the consolidated financial statements of Quantiq and IQAG are presented as held-for-sale assets and discontinued operations, since Braskem had already received a firm offer by the buying party before December 31, 2016 and both the Company’s Management and its Board of Directors were committed to the sale plan.

The operating profits or losses of Quantiq and IQAG were presented in the segment information as operating segment “Chemical distribution.” The operating results of this segment were R$29,766 in 2016 and R$53,608 in 2015.

The results of Quantiq and IQAG for 2014, 2015 and 2016 are presented in the line “profit from discontinued operations” on the consolidated statements of operations. The assets and liabilities of these companies in December 31, 2016 are presented in the lines “non-current assets held-for-sale” and “non-current liabilities held-for-sale”, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(a)	Assets and liabilities classified as held-for-sale

Consolidated balances sheets of Quantiq and IQAG.

2016
Assets
Cash and cash equivalents	76,146
Trade accounts receivable	65,626
Inventories	84,296
Taxes recoverable	45,859
Property, plant and equipment	61,037
Intangible assets	6,665
Other assets	20,075

Total assets	359,704

Liabilities
Trade payables	62,692
Payroll and related charges	11,170
Dividends	6,371
Taxes payable	7,064
Other payables	8,099

Total liabilities	95,396

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Results from discontinued operations

Consolidated statements of operations of Quantiq and IQAG.

	2016	2015	2014
Net sales revenue	830,754	874,702	842,715
Cost of products sold and services provided	(674,619)	(702,696)	(700,917)

Gross profit	156,135	172,006	141,798

Income (expenses)
Selling and distribution	(45,938)	(38,856)	(46,094)
General and administrative	(77,258)	(59,327)	(59,148)
Other income (expenses), net	(608)	(25,029)	(28,783)

Operating profit	32,331	48,794	7,773

Financial results	8,429	(31,967)	(11,765)

Profit (loss) before income tax and social contribution	40,760	16,827	(3,992)

Current and deferred income tax and social contribution	(13,901)	(10,445)	4,042

Result with discontinued operations	26,859	6,382	50

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)	Cash flow from discontinued operations

Consolidated cash flow statements of Quantiq and IQAG.

	2016	2015	2014
Profit (loss) before income tax and social contribution	40,760	16,827	(3,992)
Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	5,428	5,639	5,834
Interest and monetary and exchange variations, net	(867)	17,090	17
Other	93	61

	45,414	39,617	1,859

Changes in operating working capital	41,642	(18,720)	3,469

Cash from operations	87,056	20,897	5,328

Acquisitions to property, plant and equipment	(5,491)	(8,749)	(4,859)
Other		214

Net cash used in investing activities	(5,491)	(8,535)	(4,859)

Short-term and long-term debt
Obtained		44,254
Payments	(57,543)	(2,121)	(350)
Related parties
Obtained	26,469	24,553	19,951
Payments	(35,094)	(24,646)	(19)
Dividends paid	(6,029)	(2,380)	(12,907)

Net cash provided by financing activities	(72,197)	39,660	6,675

Increase in cash and cash equivalents	9,368	52,022	7,144

Represented by
Cash and cash equivalents at the beginning for the year	66,778	14,756	7,612
Cash and cash equivalents at the end for the year	76,146	66,778	14,756

Increase in cash and cash equivalents	9,368	52,022	7,144

6	Cash and cash equivalents

			2016	2015	1/1/2015
				Restated	Restated
Cash and banks	(i	)	2,178,611	873,966	227,237
Cash equivalents:
Domestic market			2,914,685	2,015,274	2,148,946
Foreign market	(i	)	1,608,568	4,154,022	1,515,088

Total			6,701,864	7,043,262	3,891,271

(i)	On December 31, 2016, it includes cash and banks of R$172,390 (R$96,830 on December 31, 2015) and cash equivalents of R$29,169 (R$37,809 on December 31, 2015) of the subsidiary Braskem Idesa, available for use exclusively in its project.

This item includes cash, bank deposits and highly liquid financial investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value. Investments normally only qualify as cash equivalent if they have a short maturity of three months or less from the date of acquisition.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the FIM Jupiter fund. Cash equivalents abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

7	Financial investments

			2016	2015	1/1/2015
				Restated	Restated
Loans and receivables
Time deposit investments	(i	)	434,015		85,573
Held-for-trading
Letras financeiras do tesouro - LFT	(ii	)	755,712	413,721	104,702
Other			756	1,172	4,155
Held-to-maturity
Quotas of investment funds in credit rights				46,193	42,495

Total			1,190,483	461,086	236,925

Current assets			1,190,483	414,893	194,431
Non-current assets				46,193	42,494

Total			1,190,483	461,086	236,925

(i)	Time deposit given as cash collateral to fulfill the commitment of Braskem with for the project finance of the subsidiary Braskem Idesa.
(ii)	Government bonds held-for-trading refers to Brazilian floating-rate government bonds (“LFTs”). These bonds have maturity above three months, immediate liquidity and expected realization in the short term.

8	Trade accounts receivable

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

	2016	2015	1/1/2015
		Restated	Restated
Customers
Domestic market	869,306	1,439,133	1,523,458
Foreign market	1,215,626	1,664,371	1,233,569
Allowance for doubtful accounts	(380,559)	(327,974)	(322,831)

Total	1,704,373	2,775,530	2,434,196

Current assets	1,634,137	2,755,708	2,409,146
Non-current assets	70,236	19,822	25,050

Total	1,704,373	2,775,530	2,434,196

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The breakdown of trade accounts receivable by maturity is as follows:

	2016	2015	1/1/2015
		Restated	Restated
Accounts receivables not past due	1,668,063	2,486,662	1,973,466
Past due securities:
Up to 90 days	173,125	309,585	531,966
91 to 180 days	15,325	52,757	45,271
As of 180 days	228,419	254,500	206,324

	2,084,932	3,103,504	2,757,027
Allowance for doubtful accounts	(380,559)	(327,974)	(322,831)

Total customers portfolio	1,704,373	2,775,530	2,434,196

The changes in the allowance for doubtful accounts are presented below:

	2016	2015	1/1/2015
Balance of provision at the beginning of the year	(327,974)	(322,831)	(282,753)
Provision in the year	(102,065)	(51,368)	(81,078)
Write-offs	38,499	46,225	41,000
Transfers of non-current assets held for sale	10,981

Balance of provision at the end of the year	(380,559)	(327,974)	(322,831)

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due between 90 and 180 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from subsidiaries are not considered in this calculation. This methodology is revised on an annual basis by the Management of the Company.

9	Inventories

			2016	2015	1/1/2015
				Restated	Restated
Finished goods			3,444,898	4,017,910	3,932,380
Raw materials, production inputs and packaging			1,407,399	1,510,244	1,067,512
Maintenance materials			312,167	289,568	247,327
Advances to suppliers	(i	)	103,267	315,234	346,885
Imports in transit and other			31,816	110,787	94,206

Total			5,299,547	6,243,743	5,688,310

Current assets			5,238,014	6,108,697	5,619,322
Non-current assets			61,533	135,046	68,988

Total			5,299,547	6,243,743	5,688,310

(i)	In this item, includes advance to a power supplier that is being realized through a reduction in the electricity tariff between January 1, 2016 and January 31, 2022, of which R$15,069 in current and R$61,533 in non-current.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Inventories of finished products are stated at average cost of purchase or production or the estimated price of sale or acquisition, excluding taxes, whichever is lower.

The value of finished products includes raw materials, ancillary and maintenance materials used, depreciation of industrial facilities, expenses with Company’s and third-party personnel involved in industrial production and maintenance, and logistics expenses with the transfer of these products from the plants to the sale terminals.

On December 31, 2016, finished products has lower value than the net realizable value and it is not necessary to record a provision. In 2015, a provision of R $2,875 was recorded. For this estimate, the Company considers the sale price projected for the period during which it expects to sell the product. This period is determined based on the historical data for the turnover of the respective inventory.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

10	Related parties

Balance sheet for associated companies, jointly-controlled investment and related companies
	2016				2015
Balance sheet	Odebrecht and subsidiaries	Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries	Petrobras and subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	5,634	33,843	28,390	67,867	12,851	141,550	33,997	188,398
Inventories		5,434		5,434	138,619			138,619
Dividends and interest on capital			14,986	14,986			1,998	1,998
Related parties	50			50		9,927	580	10,507
Non-current
Advances to suppliers					58,443			58,443
Related parties
Intercompany loan						78,332		78,332
Other receivabels						66,301		66,301

Total assets	5,684	39,277	43,376	88,337	209,913	296,110	36,575	542,598

Liabilities
Current
Trade payables	77,461	904,090	1,226	982,777	284,973	1,400,485	2,011	1,687,469

Total liabilities	77,461	904,090	1,226	982,777	284,973	1,400,485	2,011	1,687,469

Transactions between associated companies, jointly-controlled investment and related companies
	2016					2015					2014
																Restated
	Odebrecht and subsidiaries		Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries		Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries		Petrobras and subsidiaries	Other		Total
Transactions
Sales of products	49,051		2,023,815	562,709	2,635,575	64,093		1,620,335	475,836	2,160,264	82,750		1,817,056	326,586		2,226,392
Purchases of raw materials, finished goods services and utilities	1,564,103	(i)	12,291,190	56,170	13,911,463	3,692,625	(i)	12,488,618	108,688	16,289,931	3,631,198	(i)	18,183,600	70,700		21,885,498
Financial income (expenses)	(21)		6,452		6,431			6,723		6,723			964			964
General and administrative expenses
Post-employment benefits				41,845	41,845				44,466	44,466				20,695		20,695
Gain from divestment of asset											277,338	(ii)				277,338
Other														72,299	(iii)	72,299

(i)	Includes expenses with the Braskem Idesa project, of which R$734,263 related to fiscal year 2016,R$3,177,121 related to fiscal year 2015 and R$3,297,400 related to fiscal year 2014 (Note 17).
(ii)	Amount related to divestment in subsidiary (Note 1(a.i)).
(iii)	The entities that have received the payments without corresponding services mentioned in Note 23.3(b) were considered as related parties of Braskem.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract with related parties, except to the purchase of raw materials that exceed R$ 5,000 per operation or R$ 15,000 altogether per year. This prevision encompasses contracts between the Braskem S.A. and its subsidiaries with (i) any of its common shareholders and (ii) directors of the Company, its shareholder or its subsidiary or its respective related parties.

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

As part of the control to identify related parties, the officers and directors of Braskem are asked, on an annual basis, if they or their direct family members have any kind of relevant interaction, equal to or greater than R$5,000, with companies that transact with Braskem and its subsidiaries. Such interaction may be in the form of holding an equity interest or participating in the management process of the company. For fiscal years 2015 and 2016, the companies that were informed by the managers are included in this note.

The related parties that have significant relationship with the Company are as follows:

Odebrecht and its direct and indirect subsidiaries:

•	Agro Energia Santa Luzia S.A.

•	Cetrel S.A. (“Cetrel”).

•	Construtora Norberto Odebrecht S.A. (“CNO”).

•	Odebrecht Agroindustrial Participações S.A.

•	Santo Antônio Energia S.A. (“SAESA”).

•	Usina Conquista do Pontal S.A.

Petrobras and its direct and indirect subsidiaries:

•	Petrobras: shareholder of Braskem.

•	Petrobras Distribuidora (“BR Distribuidora”).

•	Refinaria Alberto Pasqualini (“REFAP”).

Joint ventures of Braskem:

•	Refinaria de Petróleo Riograndense S.A (“RPR”).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The main agreements with related parties, in the period ended December 31, 2016 and December 31, 2015, except subsidiaries of the Company, are as follows:

•	Odebrecht and its subsidiaries:

(i)	In March 2016, an agreement was entered into with Usina Conquista do Pontal S.A., with Agro Energia Santa Luzia S.A. and with Odebrecht Agroindustrial Participações S.A. to ensure the continued supply of hydrous ethanol to the Company, with technical flexibilities and differentiated commercial conditions, through an advance duly restated by the market rate and guaranteed by Odebrecht S.A., the balance of which was fully settled during 2016. The price of hydrous ethanol is based on the Monthly Rate published by the Luiz de Queiroz College of Agriculture (ESALQ) Hydrous Fuel – São Paulo, in R$/liter, of the reference month and with a discount. The agreement has an estimated maximum amount of R$305,000 and is valid through April 30, 2017.

On December 27, 2016, the Company signed an amendment modifying the type of invoicing for feedstock purchases. The amendment determines that the price practiced at time of delivery is the lesser of the ceiling established in the amendment and the reference established in the original contract.

(ii)	In July 2016, a service agreement was executed by Cetrel to treat wastewater produced by the Braskem industrial units located in the Camaçari Petrochemical Complex. The agreement has an estimated maximum value of R$77.000 and is valid through December 31, 2019.

(iii)	In August 2016, a power purchase agreement was executed with SAESA to supply Braskem’s industrial units. The agreement has an estimated maximum value of R$517,000 and is valid for 13 years as from January 1, 2017.

•	Petrobras and its subsidiaries:

(i)	On December 23, 2015, Braskem and Petrobras entered into an agreement for the annual purchase of 7 million tons of petrochemical naphtha for five years. This agreement includes commercial renegotiation rights for both parties as of the third year, in case of changes in certain market conditions. The established price is 102.1% of ARA international benchmark, which is the average price of inputs in the European ports of Amsterdam, Rotterdam and Antwerp).

(ii)	In February 2016, the agreement with Petrobras for the purchase of aliphatic solvent was extended until March 2017, under the same terms and conditions of the agreement signed in July 2015.

(iii)	As from June 2016, Braskem maintains agreements for the sale of gasoline to BR Distribuidora, which is renewed on a monthly basis. Sales in the year amount to R$474,472.

(iv)	In November 2016, the Company entered into an agreement with Petrobras for the purchase of 108,000 tons of polymer-grade propylene through REFAP, with duration of 5 years.

•	Joint ventures of Braskem:

(i)	In 2016, the sales of gasoil to RPR amounted to R$95,125. The product is used as feedstock in its diesel oil production process and the agreements were made on a spot basis.

(ii)	Since March 2016, Braskem has had agreements for the sale of gasoline to RPR, renewable on a monthly basis. Sales in the year amount to R$264,615.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Income statement transactions	2016	2015	2014
Remuneration
Short-term benefits	44,277	46,562	35,963
Post-employment benefit	515	272	256
Long-term incentives			560

Total	44,792	46,834	36,779

11	Taxes recoverable

			2016	2015	1/1/2015
				Restated	Restated
Brazil
IPI			38,909	23,996	20,456
Value-added tax on sales and services (ICMS) - normal operations	(a	)	495,339	403,842	413,066
ICMS - credits from PP&E			125,145	121,954	131,153
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations			32,823	69,431	675,983
PIS and COFINS - credits from PP&E			253,503	230,030	244,194
Income tax and social contribution (IR and CSL)	(b	)	605,058	958,567	706,427
REINTEGRA program	(c	)	53,129	274,654	263,771
Federal supervenience	(d	)	155,533	173,436	170,264
Other			1,046	14,281	9,217
Other countries
Value-added tax			132,152	277,751	547,947
Income tax (IR)			19,103	80,600	27,439
Other			2,628	1,559	1,336

Total			1,914,368	2,630,101	3,211,253

Current assets			826,015	1,312,341	2,152,121
Non-current assets			1,088,353	1,317,760	1,059,132

Total			1,914,368	2,630,101	3,211,253

(a)	ICMS – normal operations

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

(b)	IR and CSL

Accumulated IR and CSL arises from prepayments of these taxes and retentions on income from financial investments over the past few years.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement. Diverse tax refund claims were already filed with Brazil’s Federal Revenue Service.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)	REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to the following percentages of all export revenue, in accordance with Federal Law 13,043/14 and Executive Order 8,543/15:

(i)	3%, between October 1, 2014 and February 28, 2015;

(ii)	1%, between March 1, 2015 and November 30, 2015;

(iii)	0.1% between December 1, 2015 and December 31, 2016;

(iv)	2% between January 1, 2017 and December 31, 2017; and

(v)	3% between January 1, 2018 and December 31, 2018.

Such credits may be realized in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

In the fiscal year ended December 31, 2016, the Company recognized credits in the amount of R$8,694 (R$102,273 in 2015) and offset the amount of R$230,220 (R$91,389 in 2015). In the Statement of operations, credits were recognized in the item “Cost of products sold.”

(d)	Federal supervenience

This item includes credits arising from legal discussions regarding the legality and constitutionality of various taxes and contributions in which the Company has already obtained a favorable ruling or has unquestionable precedents in its favor. These amounts will be realized after the use of other credits described above in this Note.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

12	Investments in subsidiaries and jointly-controlled investments

(a)	Information on investments

	Interest in total and voting	Adjusted net profit (loss) for the year			Adjusted equity
	capital (%) - 2016	2016	2015	2014	2016	2015
Jointly-controlled investment
RPR	33.20	86,682	24,784	(3,166)	175,896	145,551
Odebrecht Comercializadora de Energia S.A. (“OCE”)	20.00	(5,720)	10,490	129	5,721	11,441
Associates
Borealis Brasil S.A. (“Borealis”)	20.00	10,538	(3,914)	7,246	162,629	158,366

(b)	Changes in investments

	Balance at Dec/2015	Dividends and interest on equity	Effect of results	Write-off	Other comprehensive income	Balance at Dec/2016
Associates
Borealis	31,673	(1,200)	2,053			32,526

	31,673	(1,200)	2,053			32,526
Jointly-controlled investments
OCE	2,289		(1,144)			1,145
RPR	48,328	(12,914)	28,780		(5,790)	58,404
Other	4,064			(3,826)		238

	54,681	(12,914)	27,636	(3,826)	(5,790)	59,787
Total	86,354	(14,114)	29,689	(3,826)	(5,790)	92,313

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)	Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12, the Company is presenting the financial statements of the subsidiary in which the non-controlling shareholder holds interest, and the effects on the Company’s consolidated statements.

Balance sheet	Consolidated Braskem
	without the effects of
	Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations			Consolidated
Assets	2016	2015		2016	2015		2016	2015	2016	2015
										Restated
Curent
Cash and cash equivalents	6,500,265	6,908,623		201,599	134,640				6,701,864	7,043,263
Financial investments	1,190,483	414,893							1,190,483	414,893
Trade accounts receivable	1,455,893	2,652,706		247,465	120,848		(69,221)	(17,846)	1,634,137	2,755,708
Inventories	4,862,571	5,935,568		375,443	173,129				5,238,014	6,108,697
Taxes recoverable	710,982	1,093,270		115,033	219,071				826,015	1,312,341
Other receivables	278,865	475,663		27,170	29,260			(57)	306,035	504,866

	14,999,059	17,480,723		966,710	676,948		(69,221)	(17,903)	15,896,548	18,139,768

Non-current assets held for sale	359,704								359,704

	15,358,763	17,480,723		966,710	676,948		(69,221)	(17,903)	16,256,252	18,139,768

Non-current
Taxes recoverable	1,088,304	1,317,691		49	69				1,088,353	1,317,760
Deferred tax	189,613	2,379,250		1,463,502	825,416				1,653,115	3,204,666
Related parties	4,690,672	4,556,671				(ii)	(4,690,672)	(4,412,038)		144,633
Other receivables	648,511	800,169		29,823	32,011				678,334	832,180
Property, plant and equipment	18,814,175	19,683,454		11,171,400	15,134,641	(iii)	(648,865)	(717,806)	29,336,710	34,100,289
Intangible	2,667,708	2,806,734		141,379	80,870				2,809,087	2,887,604

	28,098,983	31,543,969		12,806,153	16,073,007		(5,339,537)	(5,129,844)	35,565,599	42,487,132

Total assets	43,457,746	49,024,692		13,772,863	16,749,955		(5,408,758)	(5,147,747)	51,821,851	60,626,900

Liabilities and shareholders’ equity
Current
Trade payables	6,335,452	11,962,001		278,905	429,400		(69,221)	(17,846)	6,545,136	12,373,555
Borrowings	2,594,463	1,969,993							2,594,463	1,969,993
Braskem Idesa Borrowings				10,437,791	302,266				10,437,791	302,266
Payroll and related charges	540,405	588,148		22,050	22,138				562,455	610,286
Taxes payable	611,231	968,308		12,849	34,965				624,080	1,003,273
Other payables	2,053,031	1,333,814		125,955	49,808				2,178,986	1,383,622

	12,134,582	16,822,264		10,877,550	838,577		(69,221)	(17,846)	22,942,911	17,642,995

Non-current liabilities held for sale	95,396								95,396

	12,229,978	16,822,264		10,877,550	838,577		(69,221)	(17,846)	23,038,307	17,642,995

Non-current
Loan agreements	20,736,604	25,380,518							20,736,604	25,380,518
Braskem Idesa Borrowings					11,975,167					11,975,167
Accounts payable to related parties				4,698,881	4,372,482	(ii)	(4,698,881)	(4,372,482)
Non-controlling loan in Braskem Idesa			(v)	1,620,519	1,538,784				1,620,519	1,538,784
Provision for losses on subsidiaries	3,053,637	2,054,654				(iv)	(3,053,637)	(2,054,654)
Other payables	4,698,937	3,136,882		6,774	7,065				4,705,711	3,143,947

	28,489,178	30,572,054		6,326,174	17,893,498		(7,752,518)	(6,427,136)	27,062,834	42,038,416

Shareholders’ equity
Attributable to the Company’s shareholders	2,738,590	1,630,374		(3,430,861)	(1,982,120)		3,430,861	1,982,120	2,738,590	1,630,374
Non-controlling interest in Braskem Idesa							(1,017,880)	(684,885)	(1,017,880)	(684,885)
	2,738,590	1,630,374		(3,430,861)	(1,982,120)		2,412,981	1,297,235	1,720,710	945,489

Total liabilities and shareholders’ equity	43,457,746	49,024,692		13,772,863	16,749,955		(5,408,758)	(5,147,747)	51,821,851	60,626,900

(i)	Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.
(ii)	Loan from Braskem Holanda as part of shareholders’ contribution to the Braskem Idesa project.
(iii)	Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv)	Provision recorded in the subsidiary Braskem Holanda for the negative shareholders’ equity of Braskem Idesa.
(v)	Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Statement of operations

	Consolidated Braskem without the effects of Braskem Idesa consolidated		Braskem Idesa consolidated		Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015
								Restated
Net sales revenue	46,343,171	46,509,068	1,495,018	472,257	(174,201)	(101,336)	47,663,988	46,879,989
Cost of products sold	(34,134,381)	(36,308,267)	(970,459)	(486,832)	164,221	67,076	(34,940,619)	(36,728,023)

	12,208,790	10,200,801	524,559	(14,575)	(9,980)	(34,260)	12,723,369	10,151,966

Income (expenses)
Selling and distribution	(1,293,713)	(1,045,223)	(117,115)	(37,933)			(1,410,828)	(1,083,156)
General and administrative	(1,393,075)	(1,271,919)	(123,855)	(42,811)	39,731	34,260	(1,477,199)	(1,280,470)
Research and development	(162,010)	(169,635)					(162,010)	(169,635)
Results from equity investments	(923,096)	(723,337)		963	953,174	724,593	30,078	2,219
Other income (expenses), net	(3,621,215)	(727,519)	(130,948)	(3,685)			(3,752,163)	(731,204)

	4,815,681	6,263,168	152,641	(98,041)	982,925	724,593	5,951,247	6,889,720

Financial results
Financial expenses	(3,054,334)	(3,141,488)	(688,868)	(19,340)	172,240	(2,574)	(3,570,962)	(3,163,402)
Financial income	955,423	801,491	3,193	18,382	(268,494)	(234,940)	690,122	584,933
Exchange rate variations, net	(2,115,993)	795,543	(1,094,424)	(353,886)		(338,747)	(3,210,417)	102,910

	(4,214,904)	(1,544,454)	(1,780,099)	(354,844)	(96,254)	(576,261)	(6,091,257)	(2,475,559)

Profit (loss) before income tax and social contribution	600,777	4,718,714	(1,627,458)	(452,885)	886,671	148,332	(140,010)	4,414,161

IR and CSL - current and deferred	(1,039,107)	(1,723,376)	423,061	63,022			(616,046)	(1,660,354)

Profit (loss) for the year of continued operations	(438,330)	2,995,338	(1,204,397)	(389,863)	886,671	148,332	(756,056)	2,753,807

Discontinued operations results
Profit (loss) from discontinued operations	40,760	16,827					40,760	16,827
IR and CSL - current and deferred	(13,901)	(10,445)					(13,901)	(10,445)

	26,859	6,382					26,859	6,382

Profit (loss) for the year	(411,471)	3,001,720	(1,204,397)	(389,863)	886,671	148,332	(729,197)	2,760,189

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Statement of cash flows

	Consolidated Braskem without the effects of Braskem Idesa consolidated		Braskem Idesa consolidated		Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015
								Restated
Profit (loss) before income tax and social contribution and for the result with discontinued operations	641,537	4,735,541	(1,627,458)	(452,885)	886,671	148,332	(99,250)	4,430,988
Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	2,381,160	2,125,050	331,691	746	(29,751)		2,683,100	2,125,796
Results from equity investments	923,096	722,374			(953,174)	(724,593)	(30,078)	(2,219)
Interest and monetary and exchange variations, net	1,464,918	2,209,202	1,615,334	973,375	(54,244)		3,026,008	3,182,577
Leniency agreement	2,853,230						2,853,230
Other	40,530	130,758	486				41,016	130,758

	8,304,471	9,922,925	320,053	521,236	(150,498)	(576,261)	8,474,026	9,867,900

Changes in operating working capital
Held-for-trading financial investments	(649,535)	(144,955)					(649,535)	(144,955)
Trade accounts receivable	1,083,117	(311,326)	(126,617)	(49,136)	51,375	17,846	1,007,875	(342,616)
Inventories	966,974	(566,798)	(104,636)	65,064			862,338	(501,734)
Taxes recoverable	976,770	539,097	81,334	302,811			1,058,104	841,908
Other receivables	396,702	(52,880)	21,308	(23,995)			418,010	(76,875)
Trade payables	(4,052,705)	(1,308,889)	(150,495)	(191,553)	(51,375)	(17,846)	(4,254,575)	(1,518,288)
Taxes payable	(674,466)	293,090	382,335	(72,864)			(292,131)	220,226
Other payables	637,734	98,321	175,811	752,364			813,545	850,685

Cash from operations	6,989,062	8,468,585	599,093	1,303,927	(150,498)	(576,261)	7,437,657	9,196,251

Interest paid	(1,323,294)	(1,086,166)	(215,224)				(1,538,518)	(1,086,166)
Income tax and social contribution paid	(1,152,847)	(232,302)					(1,152,847)	(232,302)

Net cash generated by operating activities	4,512,921	7,150,117	383,869	1,303,927	(150,498)	(576,261)	4,746,292	7,877,783

Proceeds from the sale of fixed assets	564	1,282					564	1,282
Acquisitions to property, plant and equipment	(1,711,039)	(1,340,625)	(1,278,614)	(3,339,518)	150,498	576,261	(2,839,155)	(4,103,882)
Acquisitions of intangible assets	(35,780)	(20,106)					(35,780)	(20,106)
Other	33,497	2,441					33,497	2,441

Net cash used in investing activities	(1,712,758)	(1,357,008)	(1,278,614)	(3,339,518)	150,498	576,261	(2,840,874)	(4,120,265)

Short-term and long-term debt
Obtained	4,107,626	5,481,546					4,107,626	5,481,546
Payments	(4,901,593)	(6,087,217)					(4,901,593)	(6,087,217)
Braskem Idesa borrowings
Obtained			503,921	1,501,939			503,921	1,501,939
Payments			(469,282)	(510,715)			(469,282)	(510,715)
Related parties
Obtained loans (payment of loans )	(882,158)	(898,213)	882,158	898,213
Dividends paid	(1,997,984)	(482,117)					(1,997,984)	(482,117)
Repurchase of treasury shares		(927)						(927)

Net cash generated in financing activities	(3,674,109)	(1,986,928)	916,797	1,889,437			(2,757,312)	(97,491)

Exchange variation on cash of foreign subsidiaries	541,734	(454,965)	44,908	(53,071)			586,642	(508,036)

Increase (decrease) in cash and cash equivalents	(332,212)	3,351,216	66,960	(199,225)			(265,252)	3,151,991

Represented by
Cash and cash equivalents at the beginning for the year	6,908,623	3,557,407	134,639	333,864			7,043,262	3,891,271
Cash and cash equivalents at the end for the year	6,576,411	6,908,623	201,599	134,639			6,778,010	7,043,262

Increase (decrease) in cash and cash equivalents	(332,212)	3,351,216	66,960	(199,225)			(265,252)	3,151,991

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

13	Property, plant and equipment

(a)	Change

			Restated
			Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total
Cost			526,786	5,415,826	37,514,207	5,526,477	1,205,559	50,188,855
Accumulated depreciation/depletion				(904,325)	(14,537,865)		(646,376)	(16,088,566)

Balance as of December 31, 2015			526,786	4,511,501	22,976,342	5,526,477	559,183	34,100,289

Acquisitions			528		69,378	2,372,332	108,493	2,550,731
Capitalized financial charges						367,780		367,780
Foreign currency translation adjustment			(44,467)	(1,193,660)	(3,020,354)	(597,286)	(14,349)	(4,870,116)
Transfers by concluded projects	(ii	)	1,718	1,351,594	2,478,445	(3,960,360)	128,603
Other, net of depreciation/depletion				(701)	(9,984)	(199,829)	66,072	(144,442)
Depreciation / depletion				(221,649)	(2,275,513)		(103,224)	(2,600,386)
Non-current assets held for sale	(iii	)	(12,910)	(28,013)	(9,402)	(13,149)	(3,672)	(67,146)

Net book value			471,655	4,419,072	20,208,912	3,495,965	741,106	29,336,710

Cost			471,655	5,530,714	36,804,409	3,495,965	1,404,759	47,707,502
Accumulated depreciation/depletion				(1,111,642)	(16,595,497)		(663,653)	(18,370,792)

Balance as of December 31, 2016			471,655	4,419,072	20,208,912	3,495,965	741,106	29,336,710

(i)	On December 31, 2016, the main amounts included in this account refer to the expenses with planned shutdown maintenance in Brazil and plants abroad and which are in preparation or in progress (R$838,501), to the capitalized financial charges (R$225,273), to the spare parts inventories (R$520,224), to the strategic projects in Brazil (R$329,256), whose main project is related to the processing of Ethane at UNIB Bahia, to the expenses with strategic projects of Braskem America (R$431,986), such as the construction of the new UTEC plant. The remainder corresponds mainly to diverse projects aimed at maintenance of plants’ production capacity..
(ii)	Related mainly to expenses incurred with Braskem Idesa’s project, which were transferred to the definite accounts as follows: R$1,539,206 to “Machinery, equipment and installations” and R$1,289,425 to “Buildings and improvements.”
(iii)	Transfer of Quantiq and IQAG assets to “Non-current assets held for sale” (Note 5).

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

Based on the analysis cited in Note 3.4(a), the Management of Braskem believes that the plants will operate at their full capacity, or close to it, within the projected period, therefore impairment tests of these assets were not necessary. The prices of products manufactured by the Company are quoted in international markets, in the short or medium term, and adjust to the prices of raw materials to preserve the historical margins of the business.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

In 2016, charges amounting to R$367,780 (2015 – R$787,371) were capitalized. The average rate of these charges in the year was 8.12% p.a. (7.80% p.a. in 2015).

(b)	Property, plant and equipment by country

	2016	2015	1/1/2015
		Restated	Restated
Brazil	16,939,745	17,637,392	18,434,300
Mexico	10,522,536	14,416,835	9,260,814
USA	1,668,399	1,748,282	1,155,696
Germany	205,650	297,278	218,753
Other	380	502	1,395

	29,336,710	34,100,289	29,070,958

14	Intangible assets

			Goodwill based on expected future profitability	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Cost			3,187,722	298,438	536,786	795,782	4,818,728
Accumulated amortization			(1,128,804)	(100,782)	(336,029)	(365,509)	(1,931,124)

Balance as of December 31, 2015			2,058,918	197,656	200,757	430,273	2,887,604

Acquisitions					35,780		35,780
Foreign currency translation adjustment				(37,074)	(10,186)	(23,183)	(70,443)
Transfers from projects and stoppage in progress (PP&E)				78,148	28,329		106,477
Other, net of amortization					(32)	289	257
Amortization				(10,098)	(45,690)	(88,135)	(143,923)
Non-current assets held for sale	(i	)	(44)		(6,621)		(6,665)

Net book value			2,058,874	228,632	202,337	319,244	2,809,087

Cost			3,187,722	339,512	566,673	772,888	4,866,795
Accumulated amortization			(1,128,848)	(110,880)	(364,336)	(453,644)	(2,057,708)

Balance as of December 31, 2016			2,058,874	228,632	202,337	319,244	2,809,087

Average annual rates of amortization				5.93%	31.37%	6.00%

(i)	Transfer of Quantiq and IQAG assets to “Non-current assets held for sale” (Note 5).

The Company adopts the following accounting practice for each class of intangible assets:

(a)	Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the IASB and represent the excess of the amount paid over the amount of equity of the entities acquired.

These goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

At the end of 2016, Braskem conducted this test using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

	Allocated	Cash flow		CF/Book
	goodwill	(CF)	Book value (i)	value
CGU and operating segments
CGU - UNIB - South	926,854	7,312,051	1,991,908	3.7
Operating segment - Polyolefins	939,667	26,858,040	5,144,650	5.2
Operating segment - Vinyls	192,353	3,282,147	2,979,167	1.1

(i)	This item includes, in addition to goodwill, the long-lived assets and working capital of each operating segment.

The assumptions adopted to determine the discounted cash flow are described in Note 3.4(b). The WACC used was 13.08% p.a. For the Vinyls segment, an adjusted WACC of 14.14% p.a. was adopted for the 5 years of the projection, to reflect the tax incentive described in Note 29(a). To calculate the perpetuity of this segment, the same discount rate adopted by the other segments was used. The WACC adopted for 2015 was 13.91% p.a. The inflation rate adopted for perpetuity was 4.7%.

Given the potential impact on cash flows of the “discount rate” and “perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	+0.5% on	-0.5% on
	discount rate	perpetuity
CGU and operating segments
CGU - UNIB - South	6,978,365	6,951,557
Operating segment - Polyolefins	25,752,618	25,663,810
Operating segment - Vinyls	3,160,037	3,167,252

The main assumptions used for projecting cash flows are related to the projections for macroeconomic indicators, international prices and global and local demand in the countries where Braskem has production plants.

The macroeconomic indicators are provided by a widely recognized consulting firm and include items such as: exchange, inflation and interest rates, as well as other indicators.

The prices of key petrochemical products are obtained from projections formulated by an international consulting firm. However, the final prices take into consideration meetings of specific internal committees and the knowledge of the Company’s experts in the formulation of references for each market. For the projected period, most of the prices projected internally were even more conservative than those originally projected by the international consulting firm.

As in the case of prices, global demand projections also are contracted from a specific consulting firm and, in the markets where the Company operates more directly, are considered additional variables for the composition of local demand.

In the Vinyls segment, whose main product is PVC, the amount of projected cash flow exceeded the book value of the assets by 10%. The main variables affecting this business are related to fluctuations in the exchange rate, international spreads (especially those related to the prices of naphtha, PVC and caustic soda) and Brazilian demand. Actual fluctuations in these important variables that differ from the Company’s projections could lead to an amount of cash flow that is less than the value of the assets. In this line, a reduction in the PVC spread in Brazilian real (taking into consideration the combined effect of exchange rates and international prices) of 4.3% or a reduction in local demand of 12.2% would result in a cash flow equivalent to the book value of the assets.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Intangible assets with defined useful lives

(b.1)	Trademarks and patents

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

(c)	Intangible assets by country

	2016	2015	1/1/2015
Brazil	2,526,371	2,583,208	2,626,099
Mexico	141,379	80,870
USA	115,355	220,083	205,329
Germany	25,956	3,415	4,245
Other	26	28	55

	2,809,087	2,887,604	2,835,728

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

15	Borrowings

	Annual financial charges	2016	2015	1/1/2015
			Restated	Restated
Foreign currency
Bonds	Note 15 (a)	14,216,539	17,004,617	11,776,438
Advances on exchange contracts	US dollar exchange variation + 3.30%	362,779	255,809
Export prepayment	Note 15 (b)	777,801	549,036	427,074
BNDES	Note 15 (c)	201,147	409,076	396,439
Export credit notes	Note 15 (d)	1,173,127	1,405,227	956,010
Working capital	US dollar exchange variation + 1.74% above Libor	1,644,487	1,907,145	633,104
Transactions costs		(199,570)	(237,127)	(251,020)

		18,176,310	21,293,783	13,938,045

Current liabilities		1,128,524	764,524	525,241
Non-current liabilities		17,047,786	20,529,259	13,412,804

Total		18,176,310	21,293,783	13,938,045

Local currency
Export credit notes	Note 15 (d)	2,098,894	2,350,965	2,435,839
BNDES	Note 15 (c)	2,418,899	3,001,776	3,137,035
BNB/ FINAME/ FINEP/ FUNDES	6.19%	580,647	642,739	762,757
BNB/ FINAME/ FINEP/ FUNDES	TJLP + 1.90%	1,850	2,177	8,512
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50%	46,991	51,939	51,090
Other	CDI + 0.04%	19,321	23,714	26,928
Transactions costs		(11,845)	(16,582)	(14,007)

		5,154,757	6,056,728	6,408,154

Current liabilities		1,465,938	1,205,469	894,229
Non-current liabilities		3,688,819	4,851,259	5,513,925

Total		5,154,757	6,056,728	6,408,154

Foreign currency and local currency
Current liabilities		2,594,463	1,969,993	1,419,470
Non-current liabilities		20,736,604	25,380,518	18,926,729

Total		23,331,067	27,350,511	20,346,199

(a)	Bonds

Issue date			Issue amount US$	Maturity	Interest (% per year)	2016	2015
September - 2006			275,000	January - 2017	8.00	188,325	225,637
June - 2008			500,000	June - 2018	7.25	433,766	539,327
May - 2010			400,000	May - 2020	7.00	156,985	188,088
May - 2010			350,000	May - 2020	7.00	1,152,440	1,380,764
October - 2010			450,000	no maturity date	7.38	1,492,434	1,757,160
April - 2011			750,000	April - 2021	5.75	2,465,361	2,953,803
July - 2011			500,000	July - 2041	7.13	1,680,507	2,013,453
February - 2012			250,000	April - 2021	5.75	824,535	987,894
February - 2012			250,000	no maturity date	7.38	829,130	976,200
May - 2012			500,000	May - 2022	5.38	1,643,662	1,969,307
July - 2012			250,000	July - 2041	7.13	840,254	1,006,727
February - 2014	(i	)	500,000	February - 2024	6.45	1,672,760	2,004,171
May - 2014	(ii	)	250,000	February - 2024	6.45	836,380	1,002,086

Total			5,225,000			14,216,539	17,004,617

(i)	Effective interest rate including transaction costs is 7.78% p.a.
(ii)	Effective interest rate including transaction costs is 7.31% p.a.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Export prepayments

Issue date	Initial amount of the transaction (US$ thousand)	Maturity	Charges (% per year)	2016	2015
January - 2013	200,000	November - 2022	US dollar exchange variation + semiannual Libor + 1.10%	391,923	549,036
May - 2016	50,000	May - 2017	US dollar exchange variation + semiannual Libor + 3.25%	163,564
December - 2016	68,000	November - 2019	US dollar exchange variation + semiannual Libor + 2.60%	222,314

Total	318,000			777,801	549,036

(c)	BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	2016	2015
Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.94		3,204
Braskem Qpar expansion	2007/2008	April - 2016	US dollar exchange variation + 6.89		2,426
Green PE	2009	July - 2017	US dollar exchange variation + 6.71	9,024	29,352
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.71	3,040	47,353
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.71	81,169	128,806
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.55 to 6.58	75,441	149,495
Butadiene	2011	January - 2021	US dollar exchange variation + 6.58	32,473	48,440

				201,147	409,076

Local currency
Other	2006	September - 2016	TJLP + 2.80		13,501
Braskem Qpar expansion	2007/2008	February - 2016	TJLP + 2.15 to 3.30		5,372
Green PE	2009	June - 2017	TJLP + 0.00 to 4.78	40,305	119,201
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	6,633	85,004
Limit of credit II	2009	January - 2021	4.00 to 4.50	75,676	96,698
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	179,070	235,641
New plant PVC Alagoas	2010	December - 2019	5.50	20,049	26,732
Limit of credit III	2011	December - 2021	TJLP + 0.00 to 3.58	854,763	1,154,552
Limit of credit III	2011	December - 2021	SELIC + 2.32 to 2.78	256,811	284,263
Limit of credit III	2011	December - 2021	3.50 to 7.00	187,097	230,198
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	78,234	96,407
Finem	2014	March - 2021	TJLP + 0.00 to 2.78	191,114	215,372
Finem	2014	March - 2021	SELIC + 2.78	159,670	160,603
Finem	2014	March - 2021	6.00	5,664	6,664
Limit of credit IV	2015	January - 2022	TJLP + 0.00 to 2.62	177,646	140,024
Limit of credit IV	2015	January - 2022	SELIC + 2.32	186,167	131,544

				2,418,899	3,001,776

Total				2,620,046	3,410,852

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(d)	Export credit notes (“NCE”)

Issue date	Initial amount of the transaction	Maturity	Charges (% per year)			2016	2015
Foreign currency	US$
November - 2006	167,014	May - 2018	Us dollar exchange variation + 8.10			257,127	308,069
April - 2007	101,605	March - 2018	Us dollar exchange variation + 7.87			165,983	198,782
May - 2007	146,010	May - 2019	Us dollar exchange variation + 7.85			246,084	294,840
January - 2008	266,430	February - 2020	Us dollar exchange variation + 7.30			503,933	603,536

	681,059					1,173,127	1,405,227

Local currency
April - 2010		October - 2021	105% of CDI			36,628	36,653
June - 2010		October - 2021	105% of CDI			146,510	146,611
February - 2011		October - 2021	105% of CDI			146,510	146,611
April - 2011		April - 2019	112.5% of CDI	(i	)	463,693	464,039
June - 2011		October - 2021	105% of CDI			58,604	58,644
August - 2011		August - 2019	112,5% of CDI	(i	)	405,286	405,478
June - 2012		October - 2021	105% of CDI			73,255	73,305
September - 2012		October - 2021	105% of CDI			219,766	219,917
October - 2012		October - 2021	105% of CDI			62,267	62,310
February - 2013		September - 2017	8.00			101,161	101,118
February - 2013		February - 2016	8.00				101,248
February - 2013		September - 2017	8.00			50,429	50,440
February - 2013		February - 2016	8.00				101,118
March - 2013		March - 2016	8.00				50,253
June - 2014		June - 2017	8.00			50,933	50,010
June - 2014		June - 2017	8.00			17,848	17,504
June - 2014		June - 2017	8.00			10,199	10,002
September - 2014		August - 2020	108% of CDI			104,743	104,642
November - 2014		November - 2017	8.00			151,062	151,062

						2,098,894	2,350,965

Total						3,272,021	3,756,192

(i)	The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 17.3.1 (b.i)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(e)	Payment schedule

The maturity profile of the long-term amounts is as follows:

	2016	2015
		Restated
2017		1,737,741
2018	2,379,757	2,633,553
2019	3,310,384	3,321,210
2020	2,442,493	2,757,644
2021	3,667,632	4,257,587
2022	1,745,936	2,071,440
2023	13,772	7,950
2024	2,461,086	2,945,136
2025	3,839	3,613
2026	1,391	1,166
2027 and thereafter	4,710,314	5,643,478

Total	20,736,604	25,380,518

(f)	Guarantees

Braskem gave collateral for part of its borrowings as follows:

Loans	Maturity	Total debt 2016	Total guaranteed	Guarantees
BNB	December - 2022	133,364	133,364	Mortgage of plants, pledge of machinery and equipment
BNB	August -2024	217,569	217,569	Bank surety
BNDES	January - 2022	2,620,046	2,620,046	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June - 2020	111,835	111,835	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	117,879	117,879	Bank surety
FINAME	February - 2022	1,850	1,850	Pledge of equipment

Total		3,202,543	3,202,543

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

16	Braskem Idesa borrowings

Identification	Initial value of operation US$			Maturity	Charges (% per year)	2016	2015
Project finance		(i	)
Project finance I	700,000			February - 2027	Us dollar exchange variation + quarterly Libor + 3.25	2,274,754	2,720,874
Project finance II	189,996			February - 2027	Us dollar exchange variation + 6.17	663,856	740,902
Project finance III	600,000			February - 2029	Us dollar exchange variation + 4.33	1,911,857	2,334,133
Project finance IV	680,004			February - 2029	Us dollar exchange variation + quarterly Libor + 3.88	2,111,234	2,645,645
Project finance V	400,000			February - 2029	Us dollar exchange variation + quarterly Libor + 4.65	1,276,449	1,557,360
Project finance VI	89,994			February - 2029	Us dollar exchange variation + quarterly Libor + 2.73	286,480	349,464
Project finance VII	533,095			February - 2029	Us dollar exchange variation + quarterly Libor + 4.64	1,701,229	2,075,524
Transactions costs						(104,157)	(173,240)

Total	3,193,089					10,121,702	12,250,662

Other borrowings
VAT borrowings		(ii	)	November - 2029	2.00% above TIIE (*)	13,500	26,771
Borrowings for working capital		(iii	)	August - 2017	Us dollar exchange variation + quarterly Libor + 4.90	302,589

						316,089	26,771

						10,437,791	12,277,433

Current liabilities						10,437,791	302,266
Non-current liabilities							11,975,167

Total						10,437,791	12,277,433

(*)	TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.
(i)	Financing facility without recourse and with recourse limited to shareholders.
(ii)	Financing obtained in Mexican peso and paid exclusively through the refund of IVA.
(iii)	Financing obtained in September 2016.

This kind of Project finance includes restrictive contractual clauses (covenants), customary in contracts of this nature.

At the reporting date as of December 31, 2016, these clauses were not being complied with part of this restrictive contractual clauses. In this sense, the entire balance of non-current liabilities, in the amount of R$9,491,686, was reclassified to current liabilities, in accordance with accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the creditors has requested said immediate repayment of obligations and Braskem Idesa has been settling this obligation in accordance with its original maturity schedule.

Additionally, Braskem Idesa has already initiated the negotiations with its creditors to obtain approvals for such contractual breaches in order to return the entire amount reclassified from current liabilities to non-current liabilities.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The payment schedule below shows the original long-term maturities, excluding the reclassification to current liabilities arising from the breach of contractual covenants mentioned previously.

	2016	2015
2017		687,211
2018	709,793	840,247
2019	736,885	872,994
2020	864,149	1,025,621
2021	986,914	1,172,569
2022	822,235	977,593
2023	1,088,155	1,294,219
2024	1,177,017	1,400,843
2025	1,176,346	1,398,554
2026	1,035,586	1,210,426
2027 and thereafter	894,606	1,094,890

Total	9,491,686	11,975,167

17	Financial instruments

17.1	Fair Value

(a)	Fair value calculation

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)	Held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)	Trade accounts receivable and trade payables correspond mostly to their respective carrying amounts due to the short-term maturity of these instruments. When purchase or sale prices include material financial charges, adjustment to present value is calculated.

(iii)	The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(iv)	The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interests.

The fair values of the remaining assets and liabilities correspond to their carrying amount.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Fair value hierarchy

The Company adopts the IFRS 7 to measure the fair value of financial instruments recorded in the balance sheet; this requires disclosure in accordance with the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option. To measure the credit risk of the parties involved in derivative instruments, Braskem uses CVA (Credit Valuation Adjustment) or DVA (Debit Valuation Adjustment) models, applied flow by flow on the mark-to-market value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

17.2	Non-derivative financial instruments and Leniency Agreement

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2016	2015	2016	2015
					Restated		Restated
Cash and cash equivalents	6
Cash and banks				2,178,611	873,966	2,178,611	873,966
Financial investments in Brazil		Held-for-trading	Level 2		605,770		605,770
Financial investments in Brazil		Loans and receivables		2,914,685	1,409,504	2,914,685	1,409,504
Financial investments abroad		Held-for-trading	Level 2	1,608,568	4,154,022	1,608,568	4,154,022

				6,701,864	7,043,262	6,701,864	7,043,262
Financial investments	7
Time deposit		Loans and receivables	Level 2	434,015		434,015
Letras financeiras do tesouro - LFT		Held-for-trading	Level 2	755,712	413,721	755,712	413,721
Other		Held-for-trading	Level 2	756	1,172	756	1,172
Quotas of receivables investment fund		Held-to-maturity			46,193		46,193

				1,190,483	461,086	1,190,483	461,086
Trade accounts receivable	8			1,704,373	2,775,530	1,704,373	2,775,530
Related parties credits	10	Loans and receivables			155,140		155,140
Trade payables				6,746,822	12,430,703	6,746,822	12,430,703
Borrowings	15
Foreign currency - Bonds			Level 1	14,216,539	17,004,617	12,509,981	14,434,854
Foreign currency - other borrowings				4,159,341	4,526,293	4,159,341	4,526,293
Local currency				5,166,602	6,073,310	5,166,602	6,073,310

				23,542,482	27,604,220	21,835,924	25,034,457
Braskem Idesa borrowings	16			10,541,948	12,450,673	10,541,948	12,450,673
Loan to non-controlling shareholder of Braskem Idesa	19			1,620,519	1,538,784	1,620,519	1,538,784
Leniency agreement	23.3 and 30			2,853,230		2,853,230
Other payables (BNDESPAR)	25			176,846	273,294	176,846	273,294

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

17.3	Derivative financial instruments designated and not designated for hedge accounting

17.3.1	Changes

		Operation characteristics			Net (Asset)/			Net (Asset)/
Identification	Note	Principal exposure	Derivatives	Accumulated OCI (equity)	Liability 2015	Change in fair value	Financial settlement	Liability 2016
					Restated
Non-hedge accounting transactions
Exchange swap		Argentine peso	Dollar		(38,990)	4,154	34,836
Interest rate swaps		Fixed rate	CDI		8,351	(1,483)	(6,868)
US Dollar put option	17.3.1 (a.i)	Euro	Dollar			(4,184)		(4,184)

					(30,639)	(1,513)	27,968	(4,184)

Hedge accounting transactions
Exchange swap	17.3.1 (b.i)	CDI	Dollar+Interests	540,628	1,107,125	(268,956)	18,930	857,099
Interest rate swaps	17.3.1 (b.ii)	Libor	Fixed rates	346,072	35,073	19,374	(54,713)	(266)

				886,700	1,142,198	(249,582)	(35,783)	856,833

Derivatives operations
Current assets					(53,662)			(8,387)
Non-current assets					(12,280)			(29,308)
Current liabilities					57,760			29,042
Non-current liabilities					1,119,741			861,302

					1,111,559			852,649

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient.

Derivative financial instruments designated and not designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively, and are necessarily classified as “held-for-trading”. The regular changes in the fair value are recognized as financial income or expense in the period in which they occur, except when designated and qualified for hedge accounting.

All hedge financial instruments held at December 31, 2016 were contracted on Over the Counter—OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem’s Financial Policy provides for the active management and continued protection of unwanted changes in currencies and rates arising from its operations and financial items, being able to contract financial derivatives (swaps, NDFs, options etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the same period of the hedged transaction.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

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

(a)	Non-hedge accounting transactions

(a.i)	Dollar put option

In September and October 2016, Braskem contracted derivative instruments to mitigate a portion of the exposure of its cash flow denominated in BRL. This hedge is aligned with Company’s risk management strategy.

		Hedge		Fair value, net
Identification	Nominal value	(exchange rate R$ / US$)	Maturity	2016
US dollar put option	602,000	3,0000 a 3,1000	Jan to Dec - 2017	(4,184)

Total	602,000			(4,184)

Derivatives operations
Current assets				(4,184)

Total				(4,184)

(b)	Hedge accounting transactions – Cash flow hedge

(b.i)	Exchange rate swap linked to NCEs

In line with the Company’s risk management strategy and based on its Financial Policy, the Management contracted swap operations to offset the CDI rate and currency risks arising from the financings mentioned in Note 15(d), by maintaining its exposure to long-term financial liabilities in the U.S. dollar.

To measure the fair value of derivatives, Braskem adopts PTAX disclosed by the Central Bank on December 31, 2016 as USD/BRL benchmark rate.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

		Hedge		Fair value
Identification	Nominal value	Financial charges for year	Maturity	2016	2015
					Restated
Swap NCE I to III	400,000	Exchange variation + 6,15%	August 2019	438,201	556,806
Swap NCE IV to VII	450,000	Exchange variation + 4,93% to 7,90%	April 2019	418,898	550,319

Total	850,000			857,099	1,107,125

Derivatives operations
Current assets				(4,203)	(12,616)
Non-Current liabilities				861,302	1,119,741

Total				857,099	1,107,125

(b.ii)	Hedge operation by Braskem Idesa related to Project finance

Interest rate swap linked to Libor

	Nominal value	Hedge		Fair value
Identification	US$	(interest rate per year)	Maturity	2016	2015
Swap Libor I to VI	1,312,892	1.9825%	May-2025	(266)	35,073

Total	1,312,892			(266)	35,073

Derivatives operations
Non-Current assets				(29,308)	(12,280)
Current liabilities				29,042	47,353

Total				(266)	35,073

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 16. This hedge operation shares the same guarantees with the Project finance.

17.4	Non-derivative financial liabilities designated to hedge accounting

(a.i)	Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$ 1 : R$2.0017.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

On December 31, 2016, exports that were designated and not yet realized are shown below:

Total nominal value US$
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,854

5,917,785

The Company considers these exports in the selected period (2017/2024) as highly probable, based on the following factors:

•	In recent years, Braskem S.A. exported an average US$3.8 billion per year, which represents around 4 to 5 times the annual exports of the hedged exports.

•	Hedged exports represent between 20% and 25% of the export flows planned by the Company.

•	The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

The following table shows the changes in financial instruments designated for this hedge:

	US$
		Sales in	Discontinued
	Dec/2015	the year	hedge	Dec/2016
Designated balance	6,757,231	(839,447)	(616,685)	5,301,099

On December 31, 2016, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value US$
2017	924,376
2018	1,145,148
2019	444,236
2020	570,782
2021	1,017,703
2022	510,000
2024	688,854

5,301,099

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

To ensure the continuity of the hedging relationship, the Company plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of the hedged exports. The rollover or replacement of the hedge instrument are provided for in IAS 39(paragraph 91). This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

Considering the strong cash generation in recent quarters, the Management of the Company believed it was appropriate to advance the payment of dollar-denominated obligations, including liabilities designated for this hedge. As a result of the decision, the amount of US$616,685 related to the first hedge flows of 2017 was discontinued prospectively. Exchange variation on the discontinued amount, which is recorded under Shareholders’ Equity as “Other comprehensive income” will be taken to net financial income (expenses) from January 2017 onwards, as the hedged exports are realized.

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge discontinued - First quarter 2017	201,277	2.0017	3.2400	249,241
Hedge discontinued - Second quarter 2017	208,135	2.0017	3.2015	249,720
Hedge discontinued - Third quarter 2017	207,273	2.0017	3.3302	275,362

				774,323

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge in the year ended December 31, 2016:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Gross nominal value
First quarter	206,951	2.0017	4.0399	421,808
Second quarter	210,752	2.0017	3.6408	345,444
Third quarter	210,835	2.0017	3.2723	267,887
Fourth quarter	210,909	2.0017	3.2476	262,772

				1,297,911

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect
At December 31, 2015	(12,859,687)	4,372,294	(8,487,393)
Exchange variation recorded in the period on OCI / IR and CSL	4,121,849	(1,401,429)	2,720,420
Exchange variation transferred to profit or loss / IR and CSL	1,297,911	(441,290)	856,621

At December 31, 2016	(7,439,927)	2,529,575	(4,910,352)

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction methods, respectively.

The realizations expected for 2017 will occur through the payments of financial instruments in conformity with exports made, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. For the first three quarters of the year, realizations will be realized at the discounted cash flow rates. The quarterly schedule of hedged exports in 2017 follows:

Total nominal
value US$
First quarter	201,277
Second quarter	208,135
Third quarter	207,273
Fourth quarter	213,000

829,685

(a.ii)	Liabilities related to the Project finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the disbursements by the project’s financiers in 2015, Braskem Idesa designated new amounts in April and September 2015, of US$290,545 and US$23,608, respectively, for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these future sales are highly probable, based on the following:

•	In Mexico, domestic sales can be made in U.S. dollar. In 2016, the company began to operate and sell products, including sales in U.S. dollar in the domestic and international markets.

•	The hedged flow corresponds to less than 18% of the planned revenue flow of the project over the designated period. The current amount of sales already meets the volume of designated hedge, which confirms the highly probably nature of the designated cash flow.

•	The financing was obtained through a Project finance structure and will be repaid exclusively through the cash generation of the project (Note 16). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

In December 31, 2016, designated and unrealized sales were as follows:

Valor nominal total US$
2017	183,253
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164

3,125,315

The following table shows the changes in financial instruments designated for this hedge in the year:

	US$
		Sales in	Discontinued
	Dec/2015	the year	hedge	Dec/2016
Designated balance	3,193,089	(67,729)	(12,141)	3,113,173

In December 31, 2016, the maturities of designated financial liabilities were distributed as follows:

Valor nominal total US$
2017	182,927
2018	221,390
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312

3,113,173

In May 2016, Braskem Idesa prepaid US$12.230 of the Project Finance debit that was designated as hedge instrument. As a result of the decision, this amount was discontinued prospectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The following table provides the balance of exchange variation of the discontinued amount net of realization already occurred in the year, which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued	12,141	13.4541	17.9915	55,089	8,704

				55,089	8,704

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge in the year:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Second quarter	16,359	13.6635	18.1408	73,244	14,297
Third quarter	25,084	13.6651	18.4982	121,234	21,067
Fourth quarter	26,286	13.6653	19.2688	147,294	24,469

				341,772	59,833

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect
At December 31, 2015	(2,246,820)	674,046	(1,572,774)
Exchange variation recorded in the period on OCI / IR	(1,995,065)	599,277	(1,395,788)
Exchange variation transferred to profit or loss / IR	59,833	(17,973)	41,860

At December 31, 2016	(4,182,052)	1,255,350	(2,926,702)

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction coefficient methods, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The realizations expected for 2017 will occur in accordance with the payments under the Project finance, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. Below is the quarterly schedule of hedged sales in dollar in 2017:

Nominal value
US$
First quarter	29,122
Second quarter	47,811
Third quarter	52,200
Fourth quarter	53,794

182,927

17.5	Credit quality of financial assets

(a)	Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients in Brazil and in abroad.

On December 31, 2016, the credit ratings for the domestic market were as follows:

				(%)
				2016	2015
1	Minimum risk			8.92	7.67
2	Low risk			39.98	42.84
3	Moderate risk			30.51	33.07
4	High risk			16.48	13.74
5	Very high risk	(i	)	4.11	2.69

(i)	Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

	Last 12 months
	Domestic market	Export market
December 31, 2016	0.18%	0.04%
December 31, 2015	0.39%	0.70%
December 31, 2014	0.65%	0.18%

This calculation considers the amount of trade payables overdue more than 5 days for the domestic market and 30 days for the international market, divided by consolidated gross revenue in the last 12 months.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, held for trading, held to maturity and borrowings and receivables, Braskem uses the risk rating of agencies Standard & Poor’s, Moody’s and Fitch Ratings, within the limits established in its financial policy.

			2016	2015
Financial assets with risk assessment
AAA			3,871,105	5,982,393
AA+			241,359
AA			5,370	27,753
AA-			654,232	163,188
A+			2,426,078	1,076,803
A			364,198	69,576
A-			209,175	137,479
BBB+			116,987

			7,888,504	7,457,192
Financial assets without risk assessment	(i	)
Quotas of investment funds in credit rights				46,193
Other financial assets with no risk assessment			3,843	963

			3,843	47,156

Total			7,892,347	7,504,348

(i)	Investments approved by the Management of the Company, in accordance with the Financial Policy.

17.6	Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)	Selection of risks

On December 31, 2016, the main risks that can affect the value of Braskem’s financial instruments are:

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from December 31, 2016, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$56,090 for the NCE exchange swap (Note 17.3.1(b.i)) and US$17,240 for the swap of Libor related to Braskem Idesa project (Note 17.3.1 (b.ii)).

(c)	Selection of scenarios

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

(c.1)	Probable scenario

The Focus Market Readout published by the Central Bank of Brazil on was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, based on December 31, 2016. According to the Market Readout, at the end of 2017, the U.S. dollar will appreciate by 7.39% against the year-end PTAX exchange rate on December 31, 2016, while the Selic rate will reach 10.25% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

The probable scenario for the TJLP is a decrease of 0.50% from the current rate of 7.5%, in line with the size of the Government’s most recent decisions to increase or decrease the rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c.2)	Possible and extreme adverse scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)
Brazilian real/U.S. dollar exchange rate
Bonds	(1,036,955)	(3,507,203)	(7,014,406)
BNDES	(14,868)	(50,287)	(100,574)
Working capital / structured operations	(208,267)	(704,404)	(1,408,807)
Export prepayments	(56,617)	(191,489)	(382,979)
Project finance	(770,523)	(2,606,073)	(5,212,145)
Financial investments abroad	(26,815)	(90,695)	(181,389)
Swaps	(124,276)	(430,272)	(740,442)
US Dollar put option	(3,221)	(4,184)	(4,209)
Financial investments abroad	266,277	900,607	1,801,214
Mexican peso/Brazilian real
Working capital / structured operations	(798)	(3,375)	(6,750)
Selic interest rate
BNDES	87,168	(87,020)	(183,619)
Libor floating interest rate
Working capital / structured operations	(2,647)	(13,235)	(26,470)
Export prepayments	(2,615)	(13,077)	(26,153)
Swaps	38,458	47,091	57,721
CDI interest rate
Swaps NCE	88,572	(83,961)	(172,843)
Swaps NCA	144,826	(147,583)	(314,493)
Financial investments in local currency	(145,683)	129,996	260,218

Instrument / Sensitivity	Probable 8.0%	Possible adverse 8.5%	Extreme adverse 9.0%
TJLP interest rate
BNDES	35,989	(36,686)	(74,079)
Other government agents	44	(45)	(91)

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

18	Taxes payable

	2016	2015	1/1/2015
		Restated	Restated
Brazil
IPI	59,323	61,784	53,536
IR and CSL	222,680	427,880	260,785
ICMS	182,034	149,811	99,328
PIS and COFINS	59,105	66,332	61,085
Other	62,743	56,510	13,489
Other countries
IR	46,670	210,697	645
Value-added tax	15,622	56,975	4,576

Total	648,177	1,029,989	493,444

Current liabilities	624,080	1,003,273	233,434
Non-current liabilities	24,097	26,716	260,010

Total	648,177	1,029,989	493,444

19	Loan from non-controlling shareholders at Braskem Idesa

The contribution made by the shareholders to the subsidiary Braskem Idesa project could be made via capital or subordinated loan (loan). The loan recorded under this item of the balance sheet is owed to the non-controlling shareholder of Braskem Idesa, and will be paid exclusively with the cash generation from the project. Because this loan is subordinated to Project finance (Note 16), it will be paid only after the fulfillment of a series of obligations under the Project finance. These obligations include, without limitation: (i) realization of the debit service payments due until said date; (ii) maintenance of a minimum balance in the project’s reserve accounts; and (iii) compliance with certain specific liquidity and coverage rates, both prospectively and retrospectively. The loan is denominated in U.S. dollar at an interest rate of 7% p.a., and the repayment schedule depends on the project’s cash generation and on the previously listed conditions.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

20	Income tax and social contribution

20.1	Reconciliation of the effects of income tax and social contribution on profit or loss

			2016	2015	2014
				Restated	Restated
Income (loss) before IR and CSL and after discontinued operations			(140,010)	4,414,161	1,069,210
IR and CSL at the rate of 34%			47,603	(1,500,815)	(363,531)
Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees			10,227	755	23,815
Deferred tax losses and negative base				(10,253)	(71,942)
Effects from pre-payment of taxes					41,046
IR and CSL accrued in previous years			(46,460)	(7,686)	(17,227)
Fine in leniency agreement			(692,299)
Other permanent adjustments	(i	)	64,883	(142,355)	(103,189)

Effect of IR and CSL on results of operations			(616,046)	(1,660,354)	(491,028)

Breakdown of IR and CSL:
Current IR and CSL			(898,845)	(391,968)	(116,997)
Deferred IR and CSL			282,799	(1,268,386)	(374,031)

Total			(616,046)	(1,660,354)	(491,028)

(i)	Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

	Official rate - %
	Headquarters
	(Country)	2016
Braskem Alemanha	Germany	30.84
Braskem America and Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria	Austria	25.00
Braskem Chile	Chile	24.00
Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc	Netherland	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México Braskem México Serviços and Braskem México Sofom	Mexico	30.00

The effective rate is 440.0% (2015 – 37.6% and 2014 – 45.9%). This effective rate is related to the accrual made to pay the Leniency Agreement and consequent adjustments in the IR and CSL bases. Excluding this accrual, the effective rate would be 36.90%.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

20.2	Deferred income tax and social contribution

The income tax and social contribution recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items directly recorded in equity.

(a)	Breakdown of deferred IR and CSL

Assets	As of December 31, 2015	Impact on the P&L	Impact on the equity	Transfer to asset/ libiality held for sale	As of December 31, 2016
	Restated
Tax losses (IR) and negative base (CSL)	2,114,530	305,846			2,420,376
Goodwill amortized	6,017	(1,393)			4,624
Exchange variations	2,925,895	(2,460,948)			464,947
Temporary adjustments	59,092	1,244,019	(576,971)	(8,272)	717,868
Business combination	189,403	1,847			191,250
Deferred charges - write-off	20,848	(20,848)

	5,315,785	(931,477)	(576,971)		3,799,065

Liabilities
Amortization of goodwill based on future profitability	735,019	32,258			767,277
Tax depreciation	815,243	52,679			867,922
Temporary adjustments	562,655	104,281	(346,227)	(3,718)	316,991
Business combination	217,182	(18,801)			198,381
Additional indexation PP&E	110,731	7,471			118,202
Hedge accounting		(1,336,747)	1,336,747
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	289,528	(25,720)			263,808
Other	153,589	(29,697)			123,892

	2,883,947	(1,214,276)	990,520		2,656,473
Net	2,431,838	282,799	(1,567,491)		1,142,592

Presentation in the balance sheet:
Non-current assets	3,204,666				1,653,115
(-) Non-current liabilities	772,828				510,523

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Net balance of deferred income and social contribution tax assets and liabilities

	2016
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance
Assets
Braskem S.A.	Brazil	2,106,303	(2,063,844)	42,459
Braskem Argentina	Argentina	6,745		6,745
Braskem Alemanha	Germany	36,932		36,932
Braskem Idesa	Mexico	1,463,502		1,463,502
Braskem México Serviços	Mexico	1,994		1,994
Braskem Petroquímica - business combination effects	Brazil	101,483		101,483

		3,716,959	(2,063,844)	1,653,115

Liabilities
Braskem Petroquímica - business combination effects	Brazil		(123,695)	(123,695)
Braskem Petroquímica	Brazil	81,971	(162,241)	(80,270)
Braskem America	USA		(305,289)	(305,289)
Braskem Chile	Chile	135	(1,404)	(1,269)

		82,106	(592,629)	(510,523)

	2015
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance
				Restated
Assets
Braskem S.A.	Brazil	4,124,563	(1,967,050)	2,157,513
Braskem Argentina	Argentina	8,235		8,235
Braskem Alemanha	Germany	104,785		104,785
Braskem Idesa	Mexico	890,723	(65,306)	825,417
Braskem México Serviços	Mexico	2,894		2,894
Quantiq	Brazil	7,811	(1,623)	6,188
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	99,634		99,634

		5,238,645	(2,033,979)	3,204,666

Liabilities
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil		(138,029)	(138,029)
Braskem Petroquímica	Brazil	76,978	(160,774)	(83,796)
Braskem America	USA		(550,953)	(550,953)
Braskem Chile	Chile	125	(175)	(50)

		77,103	(849,931)	(772,828)

The tax losses and negative social contribution bases do not expire under the Brazilian taxation regime, and tax losses do not expire in Germany.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)	Realization of deferred income tax and social contribution

			Balance at	Realization
			December 31,		2018 and	2020 and	2022
Assets	Note		2016	2017	2019	2021	thereafter
Tax losses (IR) and negative base (CSL)	(i	)	2,420,376	155,551	881,149	871,224	512,452
Goodwill amortized			4,624	847	1,399	741	1,637
Exchange variations	(ii	)	464,947				464,947
Temporary adjustments	(iii	)	717,868	315,370	17,190	11,342	373,966
Business combination	(iv	)	191,250				191,250

Total assets			3,799,065	471,768	899,738	883,307	1,544,252

Liabilities
Amortization of goodwill based on future profitability	(v	)	767,277				767,277
Tax depreciation	(vi	)	867,922				867,922
Temporary differences	(vii	)	316,991	32,898	65,796	66,763	151,534
Business combination	(viii	)	198,381	13,718	27,435	27,435	129,793
Additional indexation PP&E	(ix	)	118,202	11,833	23,666	23,666	59,037
Amortization of fair value adjustments on the assets from the acquisiton of Quattor			263,808	60,676	60,676	60,676	81,780
Other			123,892	15,730	31,460	31,460	45,242

Total liabilities			2,656,473	134,855	209,033	210,000	2,102,585

Net			1,142,592	336,913	690,705	673,307	(558,333)

Basis for constitution and realization:

(i)	In Brazil and Germany, the use of tax losses has limits to the taxable income for the year. In Brazil, this limit is 30%, whereas in Germany is 60%.
(ii)	In Brazil, the Company opted to tax exchange variation of assets and liabilities denominated in foreign currency under the cash method. Thus, this variation will be realized as assets and liabilities are received/paid. For accounting purposes, exchange variation is recognized under the accrual basis, which results in deferred IR and CSL.
(iii)	Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.
(iv)	Refers to: tax-related goodwill, and contingencies recognized from business combinations. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.
(v)	Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the write-off of goodwill to impairment or any other reason.
(vi)	For calculation of IR and CSL, assets are depreciated at rates higher than those used for accounting purposes. As tax depreciation is exhausted, these deferred IR and CSL start to be realized.
(vii)	Revenues whose taxation will occur in subsequent periods.
(viii)	Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.
(ix)	Additional adjustment of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Considering the limitations to the use of tax losses in Brazil and Germany and the known impacts on the position of deferred taxes, the Company estimates that it will be necessary to generate taxable income of around R$2,618,351 in the following years to realize its deferred tax assets registered on December 31, 2016.

Annually, the Company revises its projection of taxable income based on its Business Plan (Note 3.1). If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

21	Advances from customers

Most of the amount under this item corresponds to an advance received in September 2016 by the subsidiary Braskem Holanda, of R$324,620 (US$100,000) linked to an agreement for the supply of basic petrochemical products, which will be delivered from January 2017 to December 2018.

22	Sundry provisions

	Note		2016	2015
Provision for customers rebates	(a	)	41,475	46,929
Provision for recovery of environmental damages	(b	)	254,040	127,227
Other			23,621	19,277

Total			319,136	193,433

Current liabilities			112,891	93,942
Non-current liabilities			206,245	99,491

Total			319,136	193,433

(a)	Client bonus

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

(b)	Recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The amount provisioned corresponds to the best and most conservative estimate of the expenses required to repair the damages.

(c)	Changes in provisions

		Recovery of
		environmental
	Bonus	damage	Other	Total
December 31, 2015	46,929	127,227	19,277	193,433
Additions, inflation adjustments and exchange variation, net	28,510	182,319	9,173	220,002
Write-offs through usage and payments	(33,964)	(55,506)	(4,829)	(94,299)

December 31, 2016	41,475	254,040	23,621	319,136

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

23	Contingencies

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. These claims are of a tax, labor and social security, civil and corporate nature. Proceedings assessed as having a probable chance of loss are provisioned for, as described in Note 3.5. Proceedings assessed as having a possible chance of loss are not provisioned for, except in relevant cases involving business combinations. Any changes in the understanding of the positioning of the courts could cause future impacts on the financial statements of the Company arising from such proceedings.

23.1	Claims with probable chance of loss and from business combination

			2016	2015
Labor claims	(a	)	207,827	143,013
Tax claims	(b	)
Normal operations
IR and CSL			11,462	16,832
PIS and COFINS	(i	)	204,516	6,154
ICMS			39,604	22,601
Other tax claims			19,586	25,908

			275,168	71,495

Business Combination
IR and CSL			45,656	40,223
PIS and COFINS	(ii	)	51,052	44,771
ICMS - interstate purchases	(iii	)	223,071	195,320
ICMS - other			16,379	14,364

			336,158	294,678

Corporate claims	(c	)	105,175	12,708
Civil claims and other			60,909	32,587

			985,237	554,481

(a)	Labor claims

The provision on December 31, 2016 is related to 632 labor claims, including occupational health and security cases (642 in 2015). The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

(b)	Tax claims

On December 31, 2016, the main claims are the following:

(i)	Non-cumulative PIS and COFINS taxes

The Company is charged amounts arising from the compensation of non-cumulative PIS and COFINS tax credits that were not approved by the Federal Revenue Service, since it did not recognize the declared credits, due to: (i) differences between the amounts reported in the Statement of Calculation of Social Contributions (DACON) and those in the electronic files of tax invoices; (ii) amounts not recorded in the interim balance sheets, acquisitions not taxed for contributions, recording of a credit on a portion of IPI, failure to submit tax documents; and (iii) nonpayment of amounts stated as due in DACONs/Statements of Federal Tax Debits and Credits (DCTF). The Company is also required to pay debits related to tax offsets made in Offset Statements (Dcomp) using credits in amounts exceeding those declared on the respective DACONs.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The Company’s external advisors, after considering the fragility of the cases and the precedents on the matters at the Administrative Council of Tax Appeals (“CARF”), evaluated that the disputes related to such matters have a probable likelihood of loss, and estimated the conclusion of administrative procedures in 2020.

In December 31, 2016 the balance this claim is R$202,304.

There are no judicial deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

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

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by the subsidiary Braskem Petroquímica, which, together, cover the amount of court claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)	ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS in view of allegedly committing the following violations:

•	Undue use of ICMS tax credits (i) in the amount of R$53,478, in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, due to the recording of credits indicated on the invoices for the sale of “acrylonitrile,” issued by Acrinor Acrilonitrila do Nordeste S/A; (ii) in the amount of R$1,581, in the period from December 2004 to August 2005, arising from the undue recording of credits on invoices for the sale of methyl acrylate, issued by Proquigel Química S/A; and (iii) in the amount of R$3,105, in the period from August 2004 to November 2005, arising from the undue recording of credits in invoices for the sale of methyl methacrylate, issued by Proquigel Química S/A, since the products were to be exported, and therefore were exempt from payment of ICMS tax;

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

•	The fine for the abovementioned tax offense corresponds to 100% of the principal value recorded, as per Article 527, item II, sub-item “j” jointly with paragraphs 1 and 10 of RICMS/SP;

•	Fine in the amount of 30% on R$480,389, due to the issue of invoices under CFOP 6,905, without the corresponding product shipment, based on the provisions of Article 527, item IV, sub-item “b” jointly with paragraphs 1 and 10 of RICMS/SP; and

•	Fine due to lack of presentation of tax documents requested under a specific deficiency notice, as per Article 527, item IV, sub-item “j” jointly with paragraphs 8 and 10 of RICMS/SP.

Discussions in the administrative sphere were ended in 2015, with the Company proposing lawsuits. Due to the favorable injunctions granted to the Company, in one of the claims, the São Paulo Treasury Department rectified the amount of the debit to apply interest for late payment and inflation adjustment limited to the SELIC basic interest rate, which resulted in the debit being reduced by 20%. In the other claim, the tax liability was suspended. A performance bond was offered as a guarantee for these claims. Management estimates that these cases should be concluded by 2022.

(c)	Corporate claims

On December 31, 2016, the main claim is related to an ordinary collection claim combined with a request for damages for losses, requesting the payment of dividends and a share bonus arising from the class “A” preferred shares of the dissolved company Salgema Indústrias Químicas S.A.

Once the claim was granted, the amount effectively owed by Braskem began to be calculated. During this phase, the judge recognized that dividends and bonus related to fiscal years prior to 1987 had become time-barred and were no longer owed by Braskem.

However, the Alagoas State Court of Appeals reviewed the decision and considered that amounts prior to such period also were owed. Against the decision, Braskem filed a Special Appeal with the Superior Court of Justice (STJ), which is pending trial.

During fiscal year 2016, Braskem recognized a provision of R$53,547 and there is no guarantee related to this claim.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

23.2	Claims with possible chance of loss

The balance of contingent liabilities as of December 31, 2016 and 2015 is as follows:

			2016	2015
Tax claims	(a	)	6,307,214	5,858,112
Labor claims	(b	)	580,623	587,861
Civil claims	(c	)	494,965	361,760
Other lawsuits	(d	)	166,297	214,336

Total			7,549,099	7,022,069

(a)	Tax

On December 31, 2016, the main tax contingencies, grouped by matter and totaling, at least, R$30 million, are the following:

(i)	ICMS

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Alagoas. On December 31, 2016, the adjusted amounts of these claims total R$452 million and the claims include the following matters:

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

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

The Company offered assets for pledge in the amount of R$44 million, supporting exclusively the amounts involved in the lawsuits.

(ii)	PIS and COFINS sundry

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

On December 31, 2016, the adjusted amounts involved of these assessments total R$170 million.

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

The Company offered assets in guarantee, in the amount of R$128 million, which cover the amount exclusively involved in these claims.

(iii)	PIS, COFINS, IR and CSL: taxation of tax losses and reductions in debits in connection with the installment payment program under MP 4790/09

The Company was assessed for not recording as taxable the amounts of the credits from tax losses and social contribution tax loss carryforwards used to settle tax debits paid in installments under Provisional Presidential Decree 470/09. In the specific case of PIS and COFINS taxes, the assessment also includes the reductions applied to fines and interest arising from the adoption of the installment payment plan. Said tax credits and reductions of debits were not taxed, given the understanding of the Company that they did not represent taxable income.

On December 31, 2016, the inflation-adjusted amount of taxes recorded and tax effects of disallowances of income tax losses and social contribution tax loss carryforwards is R$1.5 billion.

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

No guarantees have been accrued for these assessments.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(iv)	Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process. The matters whose chance of loss is deemed as possible are mainly related to the following: (i) effluent treatment services; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These matters have already been contested at the administrative level and comprise the period from 2006 to 2011, and as of December 31, 2016 totaled R$889 million.

The Company’s legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and legal levels. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

The Company’s external legal counsel expect the proceedings at administrative level to conclude in 2020.

No judicial deposit or other form of security was accrued for most of these claims, as they are still being discussed administratively.

(v)	IR and CSL – Charges with goodwill amortization and other

The Company was served by the Federal Revenue Service for deducting amortization charges, from 2007 to 2012, relating to goodwill originated from acquisitions of shareholding interests in 2002. In that year, several business groups divested their petrochemical assets, which were consolidated to enable the consequent foundation of Braskem.

The current value of the recorded taxes and of the tax effects of the canceled tax loss and social contribution tax loss carryforwards through said deficiency notices on December 31, 2016, was R$ 1.2 billion.

This conclusion is based on the following: (i) the equity interests were acquired with effective payment, business purpose and the participation of independent parties; and (ii) the real economic nature of the transactions that resulted in the recording of interest and exchange variation expenses.

There is no judicial deposit or any other type of guarantee for these proceedings.

(vi)	IR and CSL – Reduction of tax losses and social contribution tax loss carryforwards

The Company also received a tax-deficiency notice due to the inclusion in the income and social contribution tax calculation base of interest and exchange variation expenses incurred in calendar-year 2008 related to obligations assumed in business combinations.

On December 31, 2016, the inflation-adjusted amount of tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notices is R$57 million.

Management, based on the opinion of its legal advisors, assessed the probability of loss in this case as possible. Management estimates that this process may be concluded by 2022.

There is no judicial deposit or any other type of guarantee for any of these procedures.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(vii)	IOF

The Company is a party to claims for the collection of IOF tax debits in administrative proceedings and lawsuits, which claim: (i) non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking accounts conducted by the merged companies Quattor Participações S.A. and Quattor Química S.A., which were considered loans by tax authorities; and (ii) requirement to pay IOF/credit on international fund transfers between the Company and CPN Incorporated through a checking account contract and single cash management related to the period from May 2002 to April 2004.

The current value of these notices on December 31, 2016, was R$168 million.

The Company’s external legal advisors estimate that the claims in the judicial sphere will be concluded in 2022.

The Company offered a guarantee of R$56 million, which supports the amount involved exclusively in the lawsuit.

(viii)	Isolated fine – failure to ratify DCOMPS

In December 2016, the Company was notified of isolated fines corresponding to 50% of non-cumulative COFINS tax credits – Exports, which were offset with federal taxes and not approved by the Federal Revenue Service.

The matter is assessed as having a possible chance of loss due to favorable court precedents on the matter and, on December 31, 2016, the assessments amounted to R$86 million.

The Company’s external legal counsels estimate that the conclusion in the administrative level will occur in 2020. There is no guarantee for the collection.

(ix)	IR and CSL – unlimited offsetting

The company received a deficiency notice for the methodology used to offset tax losses and tax loss carryforwards by Ipiranga Petroquímica S/A, which failed to observe the limit of 30% of the Taxable Profit and CSL Calculation Base to offset such liabilities with IR and CSL debits in the statement submitted when it ceased activities due to its merger in September 2008.

On December 31, 2016, the restated value of the taxes recorded amounted to R$381 million.

The Company’s external legal advisors estimate that: (i) the proceedings at the administrative level should be concluded by 2018; and (ii) in case of an unfavorable outcome for the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts under dispute. These estimates are based on the likelihood of loss of the Company’s defense thesis, based on previous administrative and court precedents.

Considering that the requirement to pay the debit has been suspended, currently no administrative, judicial or other type of guarantee deposit has been made for these procedures.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Labor

The amount at December 31, 2016 is related to 870 indemnity and labor claims. Among these claims are:

(i)	Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS), in the second quarter of 2005, claiming the payment of overtime amounting, with the parties settling the case in April 2015, with the disbursement of the amount that had been provisioned prior to December 31, 2014.

(ii)	In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul (“SINDIPOLO”), in the third quarter of 2010, claiming the payment of overtime related to breaks during work shifts (“Breaks”)and the inclusion of overtime in the calculation of the weekly remunerated rest (“WRR”), in the restated amount of R$360,240, the following developments occurred in the period: (i) Breaks: the Superior Labor Court (“TST”) upheld the appeal by Braskem to eliminate breaks during work shifts, with the Trade Union filing an appeal at the TST, which rejected the appeal and handed down a final and unappealable decision in favor of Braskem. The amount of this suit is R$332,640; and (ii) WRR: judgment for plaintiff in the suit involving the inclusion of overtime in the calculation of the weekly remunerated rest, which was upheld by the Regional Appellate Labor Court (“TRT”), for which Braskem appealed to the TST, which ordered the case to be sent back to the TRT for a new trial. However, as the TRT did not judge on the merits, Braskem appealed once again to the TST. After examining the appeal, the TST handed down a new decision granting the claim. Braskem will enter into motion for clarification and special appeal at the Supreme Court (“STF”). In light of the most recent decision of TST, the process had its evaluation changed to probable loss and was recorded a provision of R$27,600. Braskem gave collateral in the form of 7,413 tons of ethylene.

(c)	Civil

(i)	Transport with excess weight

This is a Public-Interest Civil Action filed by the Federal Prosecution Office in Brasilia, with the objective of holding the company liable for damages caused to federal roads, by trucks carrying excess weight. The lawsuit to pay damages to the Country for material damages and collective pain and suffering, in the amount of R$57,906, on December 31, 2016. The interlocutory relief was granted, determining the Company to abstain from carrying excess weight on federal highways, under the penalty of paying R$20 for each violation. Braskem appealed against the decision and is awaiting the lower court judgment. The case was classified as having a possible chance of loss, in light of the precedents in the Regional Federal Appellate Court of the 1st Region denying the claim by the Federal Prosecution Office.

(ii)	Caustic soda transportation

The Company is the defendant in lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2016, total R$174,635. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

Management’s evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(d)	Other lawsuits

(i)	Social security contributions – Withholding of 11%

The Company was assessed by the Federal Revenue Service for allegedly withholding social security at the rate of 11% on the gross amount of invoices, bills or trade notes related to services executed through assigned labor, in the period from February 1999 to June 2002, amounting to R$48 million, on December 31, 2016.

The Company’s legal advisors, in view of prior decisions by the CARF and the evidence provided by the Company, assess as possible the chances of loss at the administrative level. The conclusion is supported, among other things, by the following: (i) the time-barring of a portion of the debits; (ii) the mismatch between the service provided and the tax substitution system under Article 31 of Federal Law 8,212/1991; (iii) the lack of the requirements to characterize assignment of labor, and other matters that would have to be evidenced through a tax diligence.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2018.

There is no judicial deposit or any other type of guarantee for this procedure.

23.3	Reports of irregularities and global settlement with authorities

(a)	Allegations, internal investigation

Braskem and its subsidiaries are subject to a number of anti-corruption laws in the countries where they operate, including Federal Law 12,846/2013, or the Brazilian Anticorruption Law, which came into force on January 28, 2014, and the U.S. Foreign Corrupt Practices Act (FCPA).

In March 2015, in connection with the so-called “Operation Car Wash,” certain allegations made by defendants in criminal proceedings were made public, according to which Braskem was allegedly involved in illegal payments to obtain benefits under feedstock supply agreements entered into with Petrobras.

In light of said facts, the Company immediately approved the engagement of law firms with extensive and proven experience in similar cases in the United States and Brazil (“Expert Firms”) to conduct an independent internal investigation into the allegations cited above (“Investigation”), under the supervision of and in collaboration with the U.S. Department of Justice (“DoJ”) and the U.S. Securities and Exchange Commission (“SEC”). Until mid-July 2016, the Investigation had not obtained evidence confirming any wrongdoings by the Company.

(b)	New reports and undue payments

In late July 2016, the Company received new information concerning wrongdoings that came to light during the collaboration of former executives of Braskem in connection with the cooperation by Odebrecht with Operation Car Wash.

Based on such information, the Investigation confirmed the existence of payments made between 2006 and 2014 to third parties for agency services which proved not being effectively rendered. These undue payments were made to three offshore companies and allegedly were related to the rendering of commercial intermediation services. These companies simply transferred the funds to a series of other companies, which ultimately made improper payments to benefit Braskem on matters involving the naphtha supply agreement entered into with

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Petrobras in 2009 and terminated in 2014, and to amendments of federal and state tax law to obtain tax incentives and monetize tax credits to which the Company already was entitled, as made public under the agreements with DoJ and SEC. The payments made by Braskem to these three companies from October 2006 to December 2014 amount to approximately R$513 million.

Additional procedures conducted after the conclusion of the Investigation identified payments made to a fourth agent from November 2005 to September 2006 in the amount of approximately R$44 million that referred to the same scheme identified by the Investigation. Since the additional findings were related to the same scheme identified by the Investigation, they do not represent a risk to the Global Settlement.

(c)	Payment of taxes

The identification of these payments without the rendering of the corresponding service led to the recognition, in October 2016, of taxes payable to the federal government and to an adjustment to the account Deferred Income Tax and Social Contribution. The determination, in 2016, of these taxes due in prior fiscal years was recognized as a correction of material error, in accordance with the pronouncement IAS 8, which led to its recognition retrospectively in the 2015 financial statements, and prior years. The tax expanse that impacted the statement of operations for the year ended December 31, 2016 and prior years, including charges for late payment, amounted to R$254,373. As a result of the tax calculation reprocessing, the Company recognized an amount of R$13,704 as an advance payment of income tax and social contribution, which was presented under the “taxes recoverable” account. These amounts were paid during the fourth quarter of 2016. The adjustment of the account Deferred Income Tax and Social Contribution, which impacted the statement of operations, amounted to R$30,268.

(d)	Global Agreement with authorities

With the confirmation of wrongdoings, on October 3, 2016, Braskem started discussions with DoJ and SEC to formalize an agreement to resolve any identified wrongdoing and seek a simultaneous agreement with Brazilian authorities, as disclosed to the market by means of a Material Fact and later with Swiss authorities. This negotiation was delegated by the Board of Directors to the Board of Executive Officers of the Company.

As a result of these negotiations, on December 14, 2016, the Company entered into a Leniency Agreement (“Agreement”) with the Federal Prosecution Office of Brazil (“MPF”). Additionally, on December 21, 2016, the Company finalized formal agreements with the DoJ and SEC, and an agreement to conclude investigations with the Office of the Attorney General of Switzerland (in conjunction with the Agreement with MPF, “Global Settlement”). The Global Settlement encompasses all of the facts determined until the date of its execution involving Braskem.

Under the Global Settlement, Braskem will pay the aforementioned authorities in Brazil and overseas the aggregate approximate amount of US$957 million, equivalent to approximately R$3.1 billion, based on the fixed exchange rate of R$3.27 to US$1.00, divided in the following manner:

1.	R$2,2 billion to the MPF;

2.	US$65,000 to SEC;

3.	US$94,894 to DoJ;

4.	CHF94,500 to the Office of the Attorney General of Switzerland.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Of this total amount, it was already paid by the Company a total amount of R$1.3 billion in the following manner:

1.	US$94,894 (R$296,591) to DoJ on February 8, 2017;

2.	US$65,000 (R$206,460) to SEC on April 27, 2017;

3.	CHF30,240 (R$104,307) to the Office of the Attorney General of Switzerland on June 27, 2017;

4.	R$736,445 to MPF on July 6, 2017.

The outstanding amount of approximately R$1.7 billion will be paid in the following manner:

1.	CHF64,260 to the Office of the Attorney General of Switzerland in four equal annual and successive installments of CHF16,065 due on June 30 of each year as from 2018;

2.	R$1.5 billion to MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2018. The future payments are secured by fixed assets in an amount corresponding to one annual installment.

The Agreement was ratified by the 5th Coordination and Review Chamber of the Federal Prosecution Office on December 15, 2016 and on June 6, 2017 by the Judge of the 13th Federal Court of Curitiba.

The agreement with DoJ was confirmed by sentence by the U.S. Court on January 26, 2017 and the agreement with SEC was confirmed by that entity on February 28, 2017.

The agreement with Swiss authorities does not require ratification to produce effect, since the Company’s investigation was terminated by written order of the Attorney General of Switzerland on December 21, 2016.

(e)	Monitorship

Furthermore, Braskem will be subjected, for an expected period of three years, to two monitors appointed by U.S. and Brazilian authorities, who will work in coordination with the main objective of attesting to the Company’s compliance with all commitments undertaken under the Global Settlement.

The commitments undertaken with the authorities that are party to the Global Settlement seek to improve the Company’s control and accounting system to ensure the production of financial information that is reliable and to prevent any wrongdoings under the anti-corruption laws of countries in which the Company operates or comes to operate. Some of the actions required to achieve these goals include:

(i)	Management’s commitment to and support for policies to prevent incidents of corruption;

(ii)	Strengthening policies and procedures to prevent corruption;

(iii)	Conducting regular reviews of policies and procedures to ensure they are up-to-date and effective;

(iv)	Providing team members, including managers, with regular training on anti-corruption policies and practices, and maintaining a system that makes these tools available to team members and to any third parties that interact with Braskem;

(v)	Maintaining instruments and resources for investigating reports of corruption within the Company;

(vi)	Implementation and improvement of anti-corruption controls to prevent and detect vulnerabilities in the internal processes;

(vii)	Extending anti-corruption practices to entities that conduct business with Braskem and implementing procedures with this purpose in cases of business acquisitions.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(f)	Reimbursement

A significant portion of the total amount of R$2.2 billion to be paid to MPF will be made available for use in reimbursing third parties for any damages caused by the wrongdoings.

Under the Agreement, MPF undertook to coordinate actions with other authorities or public entities with which Braskem comes to transact for entering into agreements involving the facts uncovered in connection with the Agreement, the public prosecution offices of States and Cities in Brazil, state-owned companies and state-controlled companies for entering into similar agreements with such entities, including for the purpose of preventing duplicate restitution with regard to the amount paid under the Agreement.

The Agreement does not prevent any third party from opening proceedings to seek reimbursement for any damages caused by Braskem, which could result in payments other than those provided for in the Agreement. Therefore, the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully reimburse any third parties affected by the wrongdoings, which means that the Company may be subject to the payment of damages or financial penalties other than those provided for in the Global Settlement.

(g)	Other considerations

With the exception of the amount mentioned above, as well as of the other non-monetary obligations imposed on the Company under the Global Settlement, it may have a material adverse effect on our business, reputation, financial condition, financial instruments and operational results, as well as on the liquidity and price of the securities of Braskem. Furthermore, the negative publicity resulting from the Global Settlement, could have a material adverse impact on our businesses, including reducing the demand for our products, our financial instruments and other effects that currently cannot be estimated or measured. In addition, other authorities with jurisdiction over our company may seek to impose additional monetary sanctions or fines or commence new investigations against us. Finally, as a result of the Global Settlement, the Company may be barred from entering into certain agreements with government authorities and may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices, including the cost of the external monitorship.

It is not possible to predict the impacts on Braskem of others investigations or of any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

(h)	Class action

On July 1, 2015, a putative class action lawsuit was filed against the Company and its certain of its current and former officers in the United States District Court for the Southern District of New York. In the operative complaint, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company’s stock in violation of U.S. securities laws. The Company has engaged a U.S. law firm to represent it and filed motion to dismiss on July 6, 2016.

On March 31, 2017, the judge rendered a decision on the motion to dismiss granting it in part and denying it in part. With respect to the remaining claims, the class action is now in the discovery stage.

On August 29, 2017, the Lead Plaintiff, in agreement with the Company, has filed a letter requesting an amendment to the previously agreed schedule of the discovery, as the parties are currently engaged in settlement negotiations. Any definitive agreement that might be reached by the parties would be subject to a variety of conditions, including Court approval. The Company cannot foresee the outcome of this process, at this stage.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The Company may be named as a defendant in other legal actions. Furthermore, the Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in the securities class action and any other related actions that may arise in the future. The litigation has required significant time and dedication of the Management of the Company and is expected to continue to require such time and attention in the future.

24	Benefits offered to team members

24.1	Short-term benefits

	2016	2015	2014
Health care	139,412	126,545	108,841
Private pension	61,593	60,476	44,243
Transport	55,223	50,935	51,881
Feeding	28,874	27,755	27,453
Training	20,589	19,101	27,629
Other	13,237	18,789	18,167

	318,928	303,601	278,214

24.2	Post-employment benefits

24.2.1	Retirement plans - defined benefit plans and health plants

Braskem America

The subsidiary Braskem America is the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2016, the plan has 40 active participants (42 in 2015) and 164 assisted participants (168 in 2015). The contributions by Braskem America in the year amount to R$3,569 (R$3,557 in 2015). The participants made no contributions in 2016 and 2015.

Braskem Alemanha

The subsidiary Braskem Alemanha is the sponsor of the defined benefit plan of the employees. At December 31, 2016, the plans have 128 active participants (128 in 2015) and no contributions were made by Braskem in the year (R$102 in 2015). The participants made no contributions in 2016 and 2015.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

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

In addition to the right granted to the former participants who retired or were dismissed without cause, the Brazilian laws also establish rules for the amount charged by the plan based on beneficiaries’ age bracket. One of these rules define that the amount charged for the highest age bracket may not be six (6) times larger than the amount charged for the lowest age bracket. Thus, the amount charged from the lowest age bracket plans comprises a “subsidy” for highest age bracket plans. This subsidy is also supported by contributions from the Company. In other words, the amount charged from the participants included in the highest age brackets is not enough to cover their expenses.

For these plans, the Company measured on an actuarial basis its obligations for future subsidies, obtaining from this study the following results:

(i)	Amounts in balance sheet

	2016	2015	1/1/2015
		Restated	Restated
Defined benefit
Novamont Braskem America	20,285	23,722	18,356
Braskem Alemanha	69,952	76,819	50,820

	90,237	100,541	69,176
Health care
Bradesco saúde	71,899	69,696	45,302

	162,136	170,237	114,478

Benefit obligations	(129,617)	(146,936)	(100,398)
Health care	(71,899)	(69,696)	(45,302)

Total obligations	(201,516)	(216,632)	(145,700)
Fair value of plan assets	39,380	46,395	31,222

Funded status of the plan	(162,136)	(170,237)	(114,478)

Consolidated net balance (non-current liabilities)	(162,136)	(170,237)	(114,478)

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(ii)	Change in obligations

	2016	2015	1/1/2015
		Restated	Restated
Balance at beginning of year	216,632	145,700	92,410
Health care	2,203	24,394	20,560
Current service cost	4,576	5,085	2,943
Interest cost	3,983	4,699	3,277
Special retirement		515
Reduction plan		734
Benefits paid	(3,156)	(3,397)	(1,927)
Change plan			1,713
Actuarial losses (gain)	3,590	(330)	20,766
Reduction plan (curtailment)			1,663
Exchange variation	(26,312)	39,232	4,295

Balance at the end of the year	201,516	216,632	145,700

(iii)	Change in fair value plan assets

	2016	2015	1/1/2015
		Restated	Restated
Balance at beginning of year	46,395	31,222	23,599
Actual return on plan assets	221	156	3,343
Employer contributions	3,569	3,659	3,166
Benefits paid	(3,087)	(3,103)	(1,894)
Exchange variation	(7,718)	14,461	3,008

Balance at the end of the year	39,380	46,395	31,222

(iv)	Amounts recognized in profit or loss

	2016	2015	2014
		Restated	Restated
Health care	2,203	11,849	9,270
Current service cost	4,576	5,085	2,593
Interest cost	3,983	4,699	2,547
Expected return on plan assets	(31)	(3,409)	(1,614)
Amortization of actuarial loss		1,519	675
Amortization of unrecognized service cost		418	119
Actuarial losses	2,472	34

	13,203	20,195	13,590

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(v)	Actuarial assumptions

	(%)
	2016			2015			2014
	Health	United		Health	United		Health	United
	insurance	States	Germany	insurance	States	Germany	insurance	States	Germany
Discount rate	4.18	4.35	2.00	7.22	4.60	3.75	6.26	4.20	3.75
Inflation rate	6.00	n/a	2.00	6.50	n/a	2.00	4.50	3.00	1.51
Expected return on plan assets	n/a	n/a	n/a	n/a	7.50	n/a	n/a	7.50	n/a
Rate of increase in future salary levels	n/a	n/a	3.00	n/a	n/a	3.00	n/a	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	1.75	n/a	n/a	n/a	n/a	n/a	n/a
Aging factor	2.5	n/a	n/a	2.50	n/a	n/a	2.50	n/a	n/a
Medical inflation	3.5	n/a	n/a	3.50	n/a	n/a	3.50	n/a	n/a
Duration	29.24	n/a	n/a	35.55	n/a	n/a	35.00	n/a	n/a

(vi)	Hierarchy of fair value assets

On December 31, 2016, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

(vii)	Sensitivity analysis

	Impact on the defined benefit obligation
	Premise change			Premise increase			Premise reduction
	Health	United		Health	United		Health	United
	insurance	States	Germany	insurance	States	Germany	insurance	States	Germany
Discount rate	1.0%	1.0%	0.5%	13,282	6,325	7,553	(17,950)	(7,721)	(8,432)
Real medical inflation	1.0%	n/a	n/a	17,537	n/a	n/a	(10,389)	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	0.5%	n/a	n/a	3,512	n/a	n/a	(3,308)
Rate of increase in future pension plan	n/a	n/a	0.3%	n/a	n/a	2,147	n/a	n/a	(2,084)
Life expectancy	n/a	n/a	1 ano	n/a	n/a	1,757	n/a	n/a	(1,834)
Mortality rate	n/a	10.0%	n/a	n/a	1,638	n/a	n/a	(1,791)	n/a

	Health insurance - Impact on cost of services and interests costs
	Premise change		Premise increase		Premise reduction
	Cost of	Iterests	Cost of	Iterests	Cost of	Iterests
	services	costs	services	costs	services	costs
Discount rate	1.0%	1.0%	75	365	(125)	(447)
Real medical inflation	1.0%	1.0%	135	622	(46)	(369)

24.2.2	Retirement plan - defined contribution

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

At December 31, 2016, the number of active participants in ODEPREV totals 5,147 (5,331 in 2015). The contributions made by the sponsors in the year amount to R$40,996 (R$29,852 in 2015) and the contributions made by the participants amounted to R$52,741 (R$50,899 in 2015).

24.2.3	Other – Petros plan

On January 6, 2015, PREVIC – National Superintendence for Supplementary Pension Plans issued an official letter to the Management of Braskem requesting the contribution related to the capital deficit of the Petros Copesul Plan on the date of approval of the withdrawal of sponsorship (October 2012), restated by the IPCA consumer price index + 6% p.a. through December 31, 2014. This amount, restated in accordance with the aforementioned calculation, was settled in February 2015, in the amount of R$358,563.

25	Other accounts payable

(a)	Current / Non-current

This item includes the following accounts payable:

(i)	To BNDESPAR due to the acquisition of shares issued by Riopol within the scope of the business combination of Quattor, in 2010. The balance payable, on December 31, 2016, is R$176,846 (R$273,294 in 2015).

The acquisition price is being paid in three installments, with restatement by the TJLP, as follows:

•	Payment made on June 11, 2015, the amount corresponding to 15% of the purchase price;

•	Payment made on June 13, 2016, the amount corresponding to 35% of the purchase price;

•	On June 11, 2017, the amount corresponding to 50% of the purchase price.

(ii)	Agreement for the leasing of rail cars by the subsidiary Braskem America, as mentioned in Note 2.4 (iv). The balance payable on December 31, 2016 is R$88,439.

(iii)	Royalties agreement referring to technologies used by subsidiary Braskem Idesa. The balance payable on December 31, 2016 is R$68,365.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

26	Equity

(a)	Capital

On December 31, 2016, the Company’s subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,257,604 shares with no par value, distributed as follows:

			Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Odebrecht			226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras			212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i	)			46,063,824	13.35			46,063,824	5.78
Other			12,907,077	2.86	142,767,803	41.38	578,330	100.00	156,253,210	19.60

Total			451,668,652	100.00	343,775,864	99.64	578,330	100.00	796,022,846	99.85

Treasury shares					1,234,758	0.36			1,234,758	0.15

Total			451,668,652	100.00	345,010,622	100.00	578,330	100.00	797,257,604	100.00

(i)	American Depositary Receipts traded on the New York Stock Exchange (USA);

(b)	Capital reserve

This reserve includes part of the shares issued in Subsidiary’s several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

(c)	Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(d)	Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. In August 2016, a total of 15,288 class “B” preferred shares were converted into 7,644 class “A” preferred shares, and in December 2015, a total of 200 class “B” preferred shares were converted into 100 class “A” preferred shares.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporation Law.

(e)	Profit allocation and payment of dividends

Under the Company’s bylaws, profit for the year, adjusted according to Brazilian Corporation Law, is appropriated as follows:

(i)	5% to a legal reserve;

(ii)	25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Brazilian Corporation Law, it is the full payment of the mandatory dividend.

Any surplus remaining after the payment of the priority dividend will be used to:

•	pay dividends to common shareholders up to the limit of the priority dividends of preferred shares; and

•	if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(e.1)	Profit or loss for the year

The balance of accumulated losses as of December 31, 2016 was fully offset by the retained earnings reserve, in accordance with Brazilian Corporation Law.

(e.2)	Dividend payment from previous years

The Annual Shareholders’ Meeting held on April 6, 2016 approved the declaration of dividends for the financial year 2015, in the amount of R$ 1,000,000, the payment of which commenced on April 15, 2016, of which R$567,620 was paid to holders of common shares and R$432,020 and R$360 to holders of class A and class B preferred shares, respectively. This payment fully settles the dividend for the class “B” preferred shares, which was calculated in accordance with the Bylaws.

On September 27, 2016, the Board of Directors’ Meeting approved the payment of interim dividends for fiscal year 2015, in the amount of R$1,000,000, which was paid as of October 11, 2016. The Company paid R$567,819 to common shareholders and R$432,181 to class A preferred shareholders.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(f)	Other comprehensive income – Equity

	Restated
	Attributed to shareholders’ interest
			Defined			Foreign
	Additional	Deemed	benefit	Foreign		currency	Gain (loss)	Total
	indexation of	cost of	plans actuarial	sales	Fair value	translation	on interest	Braskem	Non-controlling
	PP&E	PP&E	Gain (loss)	hedge	of hedge	adjustment	in subsidiary	shareholders’	interest in
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total
On December 31, 2013	272,069	19,240	(22,651)	(1,520,336)	(85,020)	241,929	(9,404)	(1,104,173)	28,501	(1,075,672)

Additional indexation
Realization by depreciation or write-off assets	(41,268)							(41,268)		(41,268)
Income tax and social contribution	14,030							14,030		14,030
Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,464)						(1,464)		(1,464)
Income tax and social contribution		499						499		499
Foreign sales hedge
Exchange rate				(2,611,655)				(2,611,655)	(164,197)	(2,775,852)
Income tax and social contribution				868,259				868,259	49,259	917,518
Fair value of Cash flow hedge
Change in fair value					(332,695)			(332,695)	(46,477)	(379,172)
Transfer to result					26,472			26,472		26,472
Income tax and social contribution					101,576			101,576	14,956	116,532
Actuarial gain with post-employment benefits, net of taxes			(7,452)					(7,452)		(7,452)
Foreign currency translation adjustment						144,699		144,699	2,573	147,272

On December 31, 2014	244,831	18,275	(30,103)	(3,263,732)	(289,667)	386,628	(9,404)	(2,943,172)	(115,385)	(3,058,557)

Additional indexation
Realization by depreciation or write-off assets	(41,268)							(41,268)		(41,268)
Income tax and social contribution	14,032							14,032		14,032
Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,462)						(1,462)		(1,462)
Income tax and social contribution		496						496		496
Foreign sales hedge
Exchange rate				(9,629,237)				(9,629,237)	(397,386)	(10,026,623)
Income tax and social contribution				3,225,996				3,225,996	119,129	3,345,125
Fair value of Cash flow hedge
Change in fair value					(524,682)			(524,682)	(24,791)	(549,473)
Transfer to result					(72,518)			(72,518)		(72,518)
Income tax and social contribution					199,176			199,176	7,139	206,315
Fair value of cash flow hedge from jointly-controlled					2,295			2,295		2,295
Actuarial loss with post-employment benefits, net of taxes			(9,129)					(9,129)		(9,129)
Foreign currency translation adjustment						718,763		718,763	(65,414)	653,349

On December 31, 2015	217,595	17,309	(39,232)	(9,666,973)	(685,396)	1,105,391	(9,404)	(9,060,710)	(476,708)	(9,537,418)

Additional indexation
Realization by depreciation or write-off assets	(41,268)							(41,268)		(41,268)
Income tax and social contribution	14,032							14,032		14,032
Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,461)						(1,461)		(1,461)
Income tax and social contribution		496						496		496
Foreign sales hedge
Exchange rate				2,625,551				2,625,551	(498,767)	2,126,784
Transfer to result				1,342,785				1,342,785	14,959	1,357,744
Income tax and social contribution				(1,406,740)				(1,406,740)	145,326	(1,261,414)
Fair value of Cash flow hedge
Change in fair value					247,815			247,815	(736)	247,079
Transfer to result					(19,434)			(19,434)	(12,135)	(31,569)
Income tax and social contribution					(79,194)			(79,194)	3,861	(75,333)
Fair value of cash flow hedge from jointly-controlled					(3,309)			(3,309)		(3,309)
Losses in controlling interests
Actuarial loss with post-employment benefits, net of taxes			(4,119)					(4,119)		(4,119)
Foreign currency translation adjustment						63,697		63,697	275,599	339,296

On December 31, 2016	190,359	16,344	(43,351)	(7,105,377)	(539,518)	1,169,088	(9,404)	(6,321,859)	(548,601)	(6,870,460)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

27	Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 26 (e), particularly in relation to the limited rights enjoyed by class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class “B” preferred shares into one class “A” preferred share, as provided for in the bylaws of the Company.

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

			Basic and diluted
			2016	2015	2014
				Restated	Restated
Profit (loss) for the year attributed to Company’s shareholders of continued operations			(438,331)	2,995,338	715,945
Distribution of dividends attributable to priority:
Preferred shares class “A”				208,409	208,437
Preferred shares class “B”				360	360

				208,769	208,797

Distribution of 6% of unit value of common shares				273,824	273,796
Distribution of plus income, by class:
Common shares				1,426,771	132,490
Preferred shares class “A”				1,085,974	100,862

				2,512,745	233,352

Reconciliation of income (loss) available for distribution, by class (numerator):
Common shares			(248,894)	1,700,595	406,286
Preferred shares class “A”			(189,437)	1,294,383	309,299
Preferred shares class “B”				360	360

			(438,331)	2,995,338	715,945

Weighted average number of shares, by class (denominator):
Common shares			451,668,652	451,668,652	451,668,652
Preferred shares class “A”	(i	)	343,771,165	343,783,562	343,848,120
Preferred shares class “B”				593,618	593,818

			795,439,817	796,045,832	796,110,590

Profit (loss) per share (in R$)
Common shares			(0.5511)	3.7651	0.8995
Preferred shares class “A”			(0.5511)	3.7651	0.8995
Preferred shares class “B”				0.6065	0.6062

(i)	Calculation of weighted average of outstanding shares adjusted by the number of shares repurchased during the fiscal years, ended in December 31, 2016 and 2015, multiplied by a weighted time factor:

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

	2016		2015
	Preferred shares Class “A”		Preferred shares Class “A”
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average
Balance at beginning of year	343,768,220	343,768,220	343,848,120	343,848,120
Repurchase of treasury shares			(80,000)	(64,658)
Conversion of preferred shares class “B” to “A”	7,644	2,945	100	100

Balance at the end of the year	343,775,864	343,771,165	343,768,220	343,783,562

28	Net sales revenues

	2016	2015	2014
		Restated	Restated
Sales revenue
Domestic market	32,293,042	30,366,378	32,163,863
Foreign market	23,084,703	23,159,820	19,842,046

	55,377,745	53,526,198	52,005,909
Sales and services deductions
Taxes
Domestic market	(7,316,325)	(6,214,041)	(6,362,190)
Foreign market	(102,831)	(122,776)	(132,824)
Customers rebates
Domestic market	(25,400)	(12,900)	(28,182)
Foreign market	(23,820)	(16,552)	(31,636)
Sales returns
Domestic market	(168,625)	(167,515)	(216,997)
Foreign market	(76,756)	(112,425)	(98,183)

	(7,713,757)	(6,646,209)	(6,870,012)

Net sales and services revenue	47,663,988	46,879,989	45,135,897

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(iii)	for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official markers, which is the point of delivery of the products and transfer of their ownership.

The cost of freight services related to sales, transfers to storage facilities and finished product transfers among establishments of Braskem are included in cost of sales.

(a)	Net sales revenue by country

	2016	2015	2014
		Restated	Restated
Brazil	24,640,077	23,729,106	25,265,876
United States	7,965,209	9,601,157	9,125,010
Argentina	1,244,267	1,339,775	1,264,727
United Kingdom	589,725	2,438,148	1,111,401
Germany	1,198,760	1,239,286	1,067,513
Mexico	2,075,695	967,829	949,378
Italy	667,265	561,347	860,724
Netherlands	262,289	622,436	713,267
Singapore	1,101,156	1,017,128	671,190
Switzerland	227,504	334,422	467,082
Colombia	369,359	278,304	444,019
Spain	342,154	391,097	332,132
Chile	522,796	503,650	331,728
Peru	397,186	351,097	288,037
Uruguay	122,783	327,533	263,636
Japan	1,631,564	904,903	236,160
Poland	252,508	199,115	206,793
Paraguay	185,432	170,834	187,199
France	236,727	268,239	174,495
Bolivia	211,382	194,865	167,721
Canada	242,492	184,752	135,158
South Korea	254,512	74,567	70,680
Other	2,923,146	1,180,399	801,971

	47,663,988	46,879,989	45,135,897

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Net sales revenue by product

	2016	2015	2014
		Restated	Restated
PE/PP	30,790,364	28,226,087	26,436,519
Ethylene and propylene	2,906,796	2,999,090	3,274,529
Naphtha, condensate and crude oil	2,582,257	4,587,944	3,092,262
Benzene, toluene and xylene	2,411,031	2,538,993	3,084,916
PVC/Caustic Soda/EDC	3,016,390	2,780,075	2,709,491
ETBE/Gasoline	2,058,952	1,722,391	2,128,225
Butadiene	1,315,892	1,000,376	1,196,602
Cumene	501,958	583,608	745,252
Solvents	379,745	431,264	620,986
Other	1,700,603	2,010,161	1,847,115

	47,663,988	46,879,989	45,135,897

(c)	Main clients

In 2016 and 2015, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2016, the most significant revenue from a single client amounts to approximately 2.9% of total net revenues of the Company and refers to the basic petrochemical segment.

29	Tax incentives

(a)	Income Tax

In 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Chlor-Alkali (Cloro Soda), established in the state of Alagoas; and (ii) basic petrochemicals unit, PE (2), PVC and Chlor-Alkali units, all established in the city of Camaçari (BA). The third PE plant established in Camaçari enjoyed the benefit up to 2016.

(b)	PRODESIN - ICMS

The Company has ICMS tax incentive granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes (Note 28). In 2016, the amount was R$78,824 (R$71,614 in 2015).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

30	Other income (expenses), net

	Note		2016		2015	2014
					Restated	Restated
Costs and expenses with hibernate plants			(252,323	)(i)	(152,536)	(119,834)
Expenses from fixed assets and investment			(53,774)		(174,488)
Allowance for judicial claims			(169,973	)(ii)	(105,644)	(132,616)
Expenses from Ascent project			(3,988)		(147,169)	(44,347)
Recovery of environmental damages	22	(b)	(182,600)		(65,791)	(30,741)
Payments without corresponding services	23.3	(b)				(72,299)
Extemporaneous taxes	23.3	(b)				(30,594)
Gain from the divestment of DAT	1	(a.i)				277,338
Leniency agreement	23.3		(2,860,402	)(iii)
Other			(229,104)		(85,576)	195,866

			(3,752,164)		(731,204)	42,773

(i)	In 2016 includes the amount of R $ 138,561 related to costs corresponding to installed and unused capacity in the first months of operation of the subsidiary Braskem Idesa. (Nota 1(a.ii)).
(ii)	In 2016, refers to R$49,488 in provisions for labor claims and R$113,051 in provisions for tax and other claims.
(iii)	Pursuant to the Leniency Agreement between the Company and the MPF (Note 23.3), Braskem will pay the approximate amount of R$1.5 billion in six annual installments adjusted by the variation of the IPCA index. The Company estimated the present value of this accrual at its initial recognition, using as an assumption for the discount rate the estimated real interest rate for Treasury IPCA+ bonds issued by the National Treasury. Based on this assumption, the Company have done the adjustment to present value in the amount of R$277,591. This amount will be recognized in the financial result on a “pro rata die” basis from the date of the agreement. In the result for the year 2016, the amount of R$5,505 was amortized.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

31	Financial results

	2016	2015	2014
		Restated	Restated
Financial income
Interest income	504,495	386,182	281,273
Monetary variations	142,232	142,606	74,749
Other	43,395	56,145	43,847

	690,122	584,933	399,869

Financial expenses
Interest expenses	(2,037,697)	(1,716,809)	(1,305,098)
Monetary variations	(409,784)	(377,471)	(320,497)
Monetary variations on fiscal debts	(249,578)	(152,409)	(221,390)
Discounts granted	(108,606)	(130,564)	(88,232)
Loans transaction costs - amortization	(56,020)	(64,406)	(44,824)
Adjustment to present value - appropriation	(507,744)	(517,739)	(527,703)
Other	(201,533)	(204,004)	(208,638)

	(3,570,962)	(3,163,402)	(2,716,382)

Exchange rate variations, net
On financial assets	(1,139,676)	1,102,744	(46,638)
On financial liabilities	(2,070,741)	(999,834)	(37,478)

	(3,210,417)	102,910	(84,116)

Total	(6,091,257)	(2,475,559)	(2,400,629)

	2016	2015	2014
		Restated	Restated
Interest income
Held for trading	249,427	91,119	26,012
Loans and receivables	213,237	190,637	168,259
Held-to-maturity	9,410	36,900	34,881

	472,074	318,656	229,152
Other assets not classifiable	32,421	67,526	52,121

Total	504,495	386,182	281,273

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

32	Expenses by nature and function

The Company chose to present its expenses by function in the statement of operations. The breakdown of expenses by nature and function is presented below:

	2016	2015	2014
		Restated	Restated
Classification by nature:
Raw materials other inputs	(28,197,875)	(30,600,855)	(33,909,899)
Personnel expenses	(2,576,107)	(2,466,890)	(2,144,127)
Outsourced services	(2,135,412)	(1,580,827)	(1,663,288)
Depreciation, amortization and depletion	(2,677,672)	(2,120,157)	(2,038,586)
Freights	(1,918,973)	(1,856,194)	(1,528,211)
Other income (expenses), net	(4,236,780)	(1,367,565)	(385,876)

Total	(41,742,819)	(39,992,488)	(41,669,987)

Classification by function:
Cost of products sold	(34,940,619)	(36,728,023)	(39,351,709)
Selling and distribution	(1,410,828)	(1,083,156)	(1,037,407)
General and administrative	(1,477,199)	(1,280,470)	(1,195,511)
Research and development	(162,010)	(169,635)	(128,133)
Other income (expenses), net	(3,752,163)	(731,204)	42,773

Total	(41,742,819)	(39,992,488)	(41,669,987)

33	Segment information

On December 31, 2016, the Braskem’s organizational structure is formed by the following segments:

•	Basic petrochemicals: comprises the activities related to the production of ethylene, propylene butadiene, toluene, xylene, cumene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives and the supply of electric energy, steam, compressed air and other inputs to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro petrochemical complexes.

•	Polyolefins: comprises the activities related to the production of PE and PP in Brazil.

•	Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride in Brazil.

•	United States and Europe: operations related to PP production in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

•	Mexico: comprises the activities relation to the production of PE in Mexico, through the subsidiary Braskem Idesa.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(a)	Presentation, measurement and conciliation of results

Information by segment is generated in accounting records, which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by transfers of inputs between segments that are measured as arm’s length sales.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)	Results by segment

			2016
						Operating expenses
			Net	Cost of		Selling, general	Results from	Other operating
			sales	products	Gross	and distribuition	equity	income	Operating
			revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals			25,062,602	(20,266,108)	4,796,494	(698,392)		(373,677)	3,724,425
Polyolefins			20,307,367	(16,041,103)	4,266,264	(1,303,798)		(119,796)	2,842,670
Vinyls			3,016,390	(2,833,779)	182,611	(240,690)		(49,365)	(107,444)
USA and Europe			8,896,071	(6,080,722)	2,815,349	(559,541)		(9,268)	2,246,540
Mexico	(i	)	1,586,927	(1,017,077)	569,850	(246,125)		(125,443)	198,282

Total			58,869,357	(46,238,789)	12,630,568	(3,048,546)		(677,549)	8,904,473
Other segments			12,202	(14,760)	(2,558)	(1,876)		(20,864)	(25,298)
Corporate unit						(108,221)	30,078	(3,053,750)	(3,131,893)

Braskem consolidated before eliminations and reclassifications			58,881,559	(46,253,549)	12,628,010	(3,158,643)	30,078	(3,752,163)	5,747,282

Eliminations and reclassifications			(11,217,571)	11,312,930	95,359	108,606			203,965

Total			47,663,988	(34,940,619)	12,723,369	(3,050,037)	30,078	(3,752,163)	5,951,247

			Restated
			2015
						Operating expenses
			Net	Cost of		Selling, general	Results from	Other operating
			sales	products	Gross	and distribuition	equity	income	Operating
			revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals			24,269,768	(20,053,106)	4,216,662	(658,945)		(178,113)	3,379,604
Polyolefins			19,986,174	(15,461,151)	4,525,023	(1,224,627)		(130,722)	3,169,674
Vinyls			2,780,075	(2,415,855)	364,220	(224,857)		(27,005)	112,358
USA and Europe			8,239,913	(6,908,574)	1,331,339	(445,850)		(13,449)	872,040
Mexico	(i	)	472,002	(486,832)	(14,830)	(88,249)		3,817	(99,262)

Total			55,747,932	(45,325,518)	10,422,414	(2,642,528)		(345,472)	7,434,414
Other segments			159,510	(150,213)	9,297	(6,467)		(73,879)	(71,049)
Corporate unit						(8,987)	2,219	(244,572)	(251,340)

Braskem consolidated before eliminations and reclassifications			55,907,442	(45,475,731)	10,431,711	(2,657,982)	2,219	(663,923)	7,112,025

Eliminations and reclassifications			(9,027,453)	8,747,708	(279,745)	124,721		(67,281)	(222,305)

Total			46,879,989	(36,728,023)	10,151,966	(2,533,261)	2,219	(731,204)	6,889,720

			Restated
			2014
						Operating expenses
			Net	Cost of		Selling, general	Results from	Other operating
			sales	products	Gross	and distribuition	equity	income	Operating
			revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals			25,576,275	(23,252,820)	2,323,455	(692,662)		190,292 (ii)	1,821,085
Polyolefins			18,502,238	(15,599,615)	2,902,623	(965,737)		(53,226)	1,883,660
Vinyls			2,709,491	(2,551,464)	158,027	(205,343)		57,268	9,952
USA and Europe			7,934,281	(7,481,292)	452,989	(294,923)		(82,515)	75,551
México	(i	)	273,264	(262,639)	10,625	(58,684)		4,177	(43,882)

Total			54,995,549	(49,147,830)	5,847,719	(2,217,349)		115,996	3,746,366
Other segments			129,391	(21,630)	107,761	(111,292)		(8,312)	(11,843)
Corporate unit						(110,460)	3,929	(96,594)	(203,125)

Braskem consolidated before eliminations and reclassifications			55,124,940	(49,169,460)	5,955,480	(2,439,101)	3,929	11,090	3,531,398

Eliminations and reclassifications			(9,989,043)	9,817,751	(171,292)	78,050		31,683	(61,559)

Total			45,135,897	(39,351,709)	5,784,188	(2,361,051)	3,929	42,773	3,469,839

(i)	With the operational startup of Braskem Idesa, the Company began to report as of January 1, 2016, the “Mexico” segment, which includes activities related to PE production and sale of that subsidiary. For the years 2015 and 2014, previously presented under “Other segments”, are presented in this new segment.
(ii)	Includes gain from sale of DAT (Nota 1(a.i).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)	Long-lived assets by segment

			2016	2015	1/1/2015
				Restated	Restated
Reporting segments
Basic petrochemicals			11,417,669	11,749,880	11,949,937
Polyolefins			5,162,075	5,379,646	5,614,133
Vinyls			2,621,376	2,763,299	2,871,964
USA and Europe			2,015,492	2,269,257	1,584,055
Mexico	(i	)	10,607,951	14,497,705	9,260,814

Total			31,824,563	36,659,787	31,280,903
Other segments			321,234	328,106	625,783

Total			32,145,797	36,987,893	31,906,686

(i)	This variation is due to the strong devaluation of the Mexican peso against the Real (29.7% decrease in 2016).

34	Insurance coverage

Braskem, aligned with the policy approved by the Board of Directors, maintains a comprehensive Insurance Program. The risk assessment practices and procedures of the policy are applied consistently across the Company.

In October 2015, the Operating Risks insurance policies were renewed for the units in Brazil, the United States and Germany for 18 months. The subsidiary Braskem migrated its program from Engineering Risks to Operating Risks policy in 2016.

The Operating Risks insurance policies of Braskem have maximum indemnity limits per event to cover possible claims in view of the nature of the Company’s activities and benchmarks, as well estimated maximum loss studies prepared by external advisors.

The information on the policies in effect is presented below:

		Maximum indemnity limit	Amount insured
	Maturity	US$ million	US$ million
Units in Brazil	April 8, 2017	2,000	21,223
Units in United States and Germany	April 8, 2017	250	1,868
Units in Mexico	April 8, 2017	3,153	5,947

Total			29,038

Additionally, the Company contracted civil liability, transportation, export credit, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

35	Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the debit securities issued by Braskem Finance, Braskem America Finance and Braskem Holanda 100-percent-owned subsidiaries of Braskem. There are no significant restrictions on the ability of Braskem to obtain funds from these subsidiaries.

36	Subsequent events

(a)	In January 2017, Braskem’s new line to produce ultra-high molecular weight polyethylene (UHMWPE), known commercially as UTEC®, started operations. Located in La Porte, Texas, the plant will complement the production capacity of the existing UTEC line in Brazil at the petrochemical complex in Camaçari, Bahia.

(b)	On January 27, 2017, the Board of Directors of the Company authorized the execution of a purchase agreement with Odebrecht Utilities S.A., through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A., which represent 63.7% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction. The consummation of the acquisition is subject to a vote by the Shareholders’ Meeting of Braskem, in accordance with Article 256 of Brazilian Corporation Law, and to the conditions precedent typical to transactions of this kind.

The Shareholders’ Meeting to deliberate the approval of this transaction was convened for September 29, 2017.

Cetrel is an environmental services company that launched its operations in 1978, together with the other companies that set up operations in the Camaçari Petrochemical Complex. With over 100 clients, or around 70% of the Camaçari Complex, Cetrel is responsible for treating and disposing of industrial wastewater and solid waste, environmental monitoring and supplying water for industrial use to Braskem’s plants in Camaçari.

Cetrel will play an important role in managing the environmental processes of the Camaçari Petrochemical Complex, and its acquisition will ensure the security and reliability of the complex’s industrial operations, in line with Braskem’s strategy to strengthen its petrochemical activities.

(c)	On April 03, 2017, the sale of subsidiary Quantiq to GTM do Brasil Comércio de Produtos Químicos Ltda (“GTM”) was completed. As a result of the sale, on that same date, Braskem received the amount of R$450 million, and the remaining balance of R$100 million, will be paid by GTM in up to 12 months, and may undergo customary adjustments of this kind of operation.

(d)	On June 21, 2017, the Board of Directors approved the construction of a new polypropylene production facility in the city of La Porte, Texas, in the United States. The approximate amount investment is up to US$675 million to produce of 450 thousand tons per year. Completion of this project is planned for 2020.

(e)	In June, 2017, the Company was in default of contractual obligations borrowings contracted (covenants) from financial institutions and the capital markets related to the presentation of audited financial statements. That restrictive clause requires the presentation of its audited financial statements within the legal deadline (or within 120 days from the end of the fiscal year).

For this reason, as from June 30, 2017, the amount of R$40,481 was reclassified from non-current liabilities to current liabilities, in compliance with accounting standard IAS 1 (Presentation of Financial Statements).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the Company’s creditors requested such advance payment of the obligations and that Braskem has been settling these obligations in accordance with their original maturity schedule.

Additionally, noncompliance with said clauses will be automatically complied with once the audited financial statements are presented, as of when said creditors will no longer be entitled to request the immediate repayment, reversing the amount of R$40,481 from current liabilities to non-current liabilities.

(f)	On September 14, 2017, the Company and the Lead Plaintiff in In re Braskem Securities Litigation (U.S. District Court for the Southern District of New York) (the “Class Action” – Note 23.3(h)) have signed a proposed settlement agreement (“Proposed Settlement”) and submitted it to the mentioned Court for preliminary approval.

Under the terms of the Proposed Settlement, Braskem would pay US$10 million to resolve all claims of a settlement class consisting of purchasers of Braskem American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange during the period of July 15, 2010 through March 11, 2015, that arise out of or relates to the subject matter of the Class Action, with the exception of any such claims belonging to purchasers who requests to opt out of the settlement class.

In accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), the Company will record a provision in the amount of US$10 million, equivalent to approximately R$31 million, based on the fixed exchange rate of R$3.13 to US$1.00. The amount is deemed not material by management for the annual 2016 period and will be recognized in the statement of operations in the item “Other income (expenses), net” in the third quarter of 2017.

Braskem has made no admission of any wrongdoing or liability as part of the Proposed Settlement, and entered into the Proposed Settlement solely to avoid the risk, uncertainty, and expense of further litigation. The Proposed Settlement is subject to a number of conditions including Court approval.