Form 20-F/A
period 2015-12-31
BRASKEM SA
filed 2017-10-03
CIK 1071438

As filed with the Securities and Exchange Commission on October 2, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	Standards as issued by the International Accounting Standards Board ☒	Financial Reporting International Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A, or Amendment No. 2, is being filed solely to amend the Annual Report on Form 20-F for the year ended December 31, 2015, as filed by Braskem S.A., or the Company, with the U.S. Securities and Exchange Commission on May 5, 2016, or the Original Form 20-F, as amended on May 9, 2016 by Amendment No. 1, or Amendment No. 1, to reflect: (1) the restatement of expenses in our income statement of certain payments previously improperly classified as expenses during the fiscal years ended December 31, 2014, 2013, 2012 and 2011, (2) the restatement of tax provisions for the correction of errors in the calculation of taxes payable in the fiscal years ended December 31, 2015, 2014, 2013 , 2012 and 2011, (3) the identification of material weaknesses in internal controls; and (4) a global settlement with governmental authorities in several jurisdictions related to allegations of improper payments in the context of the so-called Operation Car Wash (Operação Lava Jato). The restatements, identification of material weaknesses and the global settlement arose from an independent internal investigation that was conducted by law firms with extensive experience in similar cases in the United States and Brazil, each an Expert Firm and, collectively, the Expert Firms, into these allegations in the context of the so-called Operation Car Wash, or the Investigation.

This Amendment No. 2 amends the Company’s Annual Report on Form 20-F to reflect the following changes:

•	the inclusion of restated financial statements of Braskem S.A. as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, which have been restated to reflect the reclassification as other income (expenses) of certain payments previously improperly classified as expenses and to correct errors in the calculation of taxes payable;

•	the inclusion of a reissued Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers Auditores Independentes with respect to the restated financial statements of Braskem S.A. as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013;

•	the inclusion of a reissued Management’s Report on Internal Control over Financial Reporting to report the material weakness and the change in conclusion;

•	the inclusion of a reissued Attestation Report of the Registered Public Accounting Firm of PricewaterhouseCoopers Auditores Independentes modified to report the material weakness;

•	the amendment and replacement in their entirety of Item 3, 4, 5, 6, 8 and 15.

(1) Restatement of Expenses in Income Statement

During the Investigation, the Expert Firms identified payments for services to third parties without corresponding evidence of the services being rendered (the “Improper Commission Payments”). The Company reclassified the Improper Commission Payments from “Selling and Distribution” expenses as originally reported to “Other Income (Expenses)” in its income statements and the Company’s financial statements have been restated to reflect this reclassification. The Company also restated the disclosure in “Item 3 – Key Information” and “Item 5 – Operating and Financial Review and Prospects” to reflect the restated figures in the Company’s restated financial statements and to adjust certain explanations related thereto.

(2) Restatement of Taxes Provisions

As part of the Company’s review of the manner in which the Company recorded the Improper Commission Payments, the Company determined that the Improper Payments were not deductible for tax purposes and, as a result, concluded that it had made material errors in its calculation of its taxes provisions in prior periods as described in more detail in note 2.1 to the restated financial statements. The Company also restated the disclosure in “Item 3 – Key Information” and “Item 5 – Operating and Financial Review and Prospects” to reflect the restated figures in the Company’s restated financial statements and to adjust certain explanations related thereto.

i

(3) Material Weaknesses in Internal Controls

We also identified material weaknesses in its internal controls and procedures and also implemented a series of actions to remediate the material weaknesses associated with the Improper Commission Payments, as described in more detail in “Item 15 – Controls and Procedures.”

(4) Global Settlement

In December 2016, we entered into a global settlement with Brazil’s Federal Prosecutor’s Office (Ministério Público Federal), or the MPF, the U.S. Department of Justice, or the DoJ, the U.S. Securities and Exchange Commission, or the SEC, and Switzerland’s Office of the Attorney General, or the OAG, with regard to certain matters under within the scope of the Investigation, or the Global Settlement.

On December 14, 2016, we entered into a leniency agreement with the MPF, or the Leniency Agreement. On December 21, 2016, we filed the plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging our company with conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act, or the FCPA. On the same date, we consented to the entry of a final judgment in a civil action brought by the SEC alleging civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. In addition, on December 21, 2016, the OAG closed its investigation of these matters. Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of approximately US$957 million (equivalent to approximately R$3.1 billion based on the fixed exchange rate of R$3.27 to US$1.00).The Global Settlement was definitively ratified as follows:

•	In Brazil, the Leniency Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016 and on June 6, 2017 by the 13th Federal Court of Curitiba.

•	In the United States, the competent courts confirmed the resolution with the DoJ on January 26, 2017 and the resolution with the SEC on February 28, 2017.

•	In Switzerland, the agreement with the OAG did not require ratification to produce effect.

Of the total fine established in the Global Settlement, we have already paid approximately R$1.3 billion in the following manner:

•	US$94.9 million (R$296.6 million) to the DoJ on February 8, 2017;

•	US$65.0 million (R$206.5 million) to the SEC on April 27, 2017;

•	CHF30.2 million (R$104.4 million) to the OAG on June 27, 2017;

•	R$736.5 million to the MPF on July 6, 2017.

The outstanding amount of approximately R$1.8 billion will be paid in the following manner:

•	CHF64.3 million to the OAG in four equal annual and successive installments of CHF16.1 million due on June 30 of each year commencing in 2018; and

•	R$1.6 billion to the MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year commencing in 2018. To guarantee payment of future installments, Braskem has provided a guaranty in the form of fixed assets in an amount equal to one annual installment

Additional details regarding the Global Settlement are set forth in note 34.d (events after the reporting period) to the restated financial statements.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC, as amended by Amendment No. 1.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars, the official currency of the United States. All references to “CHF” are to Swiss francs, the official currency of Switzerland.

All references herein (1) to “we,” “us” “our company” or “the Company” are references to Braskem S.A., its consolidated subsidiaries and jointly controlled entities, and (2) to “Braskem” are references solely to Braskem S.A. All references herein to “Braskem Europe” mean Braskem Europe GmbH and its consolidated subsidiaries, including Braskem America, Inc., or Braskem America.

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

Market Share and Other Information

We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil, Latin America, the United States and the world. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market share with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products as estimated by the Brazilian Chemical Industry Association (Associação Brasileira da Indústria Química), or ABIQUIM. We derive information regarding the production capacity of other companies in the Brazilian petrochemical industry and the estimated total Brazilian domestic consumption of petrochemical products principally from reports published by ABIQUIM. We derive information regarding the production capacity of other companies in the global petrochemical industry, the United States petrochemical industry and the Latin American petrochemical industry, international market prices for petrochemicals products and per capita consumption in certain geographic regions, principally from reports published by IHS, Inc., or IHS. We derive information regarding the size of the chemical distribution industry and our market share in this industry principally from reports published by the Brazilian Chemical and Petrochemical Distributors Association (Associação Brasileira dos Distribuidores de Produtos Químicos e Petroquímicos). We derive information relating to Brazilian imports and exports from the System for Analyzing International Trade (Sistema de Análise das Informações de Comércio Exterior), or ALICE-Web, produced by the Brazilian Secretary of International Trade (Secretaria de Comércio Exterior) and the Brazilian Secretary of Development, Industry and Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior). We also include information and statistics regarding economic growth in emerging economies obtained from the International Monetary Fund and statistics regarding gross domestic product, or GDP, growth in Brazil obtained from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE.

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

v

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

Our audited consolidated financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015 have been adjusted for the effects of the restatement more fully described in the “Explanatory Note” of this annual report and in note 2.4 to our audited consolidated financial statements.

As a result of the Investigation described in the “Explanatory Note” on this annual report, we identified several errors in our previously issued financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015, which have been restated.

The selected financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from Braskem’s accounting records and reflect the restatement of improperly classified expenses from selling and distribution expense to other expense and to correct errors in the calculation of taxes payables.

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

	For the Year Ended December 31,
	2015(1)		2015 Restated		2014 Restated		2013 Restated		2012 Restated		2011 Restated
	(in millions of US$ (1), except per share data and as indicated)		(in millions of reais, except per share data and as indicated)
Statement of Operations Data:
Net sales revenue	US$	12,180.5	R$	47,562.4	R$	45,757.0	R$	40,928.9	R$	36,160.3	R$	33,086.5
Cost of products sold		(9,536.6)		(37,238.4)		(39,831.0)		(35,794.7)		(32,709.1)		(29,265.0)

Gross profit		2,643.9		10,324.0		5,926.0		5,134.2		3,451.2		3,821.5
Income (expenses):
Selling and Distribution		(287.3)		(1,122.0)		(1,083.5)		(945.2)		(932.8)		(753.3)
General and administrative		(343.1)		(1,339.8)		(1,254.7)		(1,078.7)		(1,071.0)		(1,008.1)
Research and development		(43.4)		(169.6)		(128.1)		(115.7)		(106.2)		(99.1)
Results from equity investments		0.6		2.2		3.9		(3.2)		(25.8)		(1.0)
Results from business combinations		—		—		—		—		—		30.0
Other operating income (expenses), net		(193.7)		(756.2)		14.0		(327.4)		239.8		(78.0)

Operating profit		1,776.9		6,938.5		3,477.6		2,664.0		1,555.2		1,912.0
Financial results:
Financial expenses		(1,077.3)		(4,206.5)		(2,767.8)		(2,540.0)		(3,936.2)		(3,563.6)
Financial income		435.1		1,699.0		355.4		773.1		532.0		759.0

Profit (loss) before income tax and social contribution		1,134.8		4,431.0		1,065.2		897.1		(1,849.0)		(892.6)
Income tax and social contribution		(427.9)		(1,670.8)		(487.0)		(457.0)		783.1		359.5

Profit (loss) from continuing operations		706.9		2,760.2		578.2		440.1		(1,065.9)		(533.1)
Results from discontinued operations		—		—		—		—		281.5		27.6

Profit (loss)	US$	706.9	R$	2,760.2	R$	578.2	R$	440.1	R$	(784.4)	R$	(505.5)

Profit (loss) attributable to shareholders of the company	US$	768.7	R$	3,001.7	R$	716.0	R$	442.7	R$	(777.1)	R$	(513.8)
Profit (loss) attributable to non-controlling interest		(61.8)		(241.5)		(137.8)		(2.7)		(7.2)		8.3
Earnings (loss) per share:
Basic:
Common shares		0.9663	R$	3.7732	R$	0.8996	R$	0.5180	R$	(1.3296)	R$	(0.6782)
Preferred class “A” shares		0.9663		3.7731		0.8996		0.6062		(1.3296)		(0.6782)
Preferred class “B” shares		0.1553		0.6065		0.6062		0.6062		—		—
ADS(2)		1.9326		7.5463		1.7992		1.2124		(2.6592)		(1.3564)
Diluted:
Common shares		0.9663	R$	3.7732	R$	0.8996	R$	0.5180	R$	(1.3296)	R$	(0.6782)
Preferred class “A” shares		0.9663		3.7731		0.8996		0.6062		(1.3296)		(0.6782)
Preferred class “B” shares		0.1553		0.6065		0.6062		0.6062		—		—
ADS(2)		1.9326		7.5463		1.7992		1.2124		(2.6592)		(1.3564)

(1)	Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2015 for reais into U.S. dollars of R$3.9048=US$1.00.
(2)	American depositary shares (ADS) are U.S. dollar-denominated equity shares of a foreign-based company on an American stock exchange. In our case, each ADS represents two class A preferred shares.

	At and For the Year Ended December 31,
	2015(1)		2015 Restated		2014 Restated		2013 Restated		2012 Restated		2011 Restated
	(in millions of US$ (1), except as indicated)		(in millions of reais, except as indicated)
Balance Sheet Data:
Cash and cash equivalents	US$	1,803.7	R$	7,043.3	R$	3,891.3	R$	4,289.7	R$	3,287.6	R$	2,986.8
Short-term trade accounts receivable		705.7		2,755.7		2,409.1		2,792.3		2,326.5		1,843.8
Inventories (including current and non-current assets)		1,599.0		6,243.7		5,688.3		5,172.4		4,102.1		3,623.5
Non-current assets held for sale		—		—		—		37.7		277.8		—
Property, plant and equipment, net		8,732.9		34,100.3		29,071.0		25,409.2		21,176.8		20,622.7
Total assets		15,526.2		60,626.9		49,501.9		46,845.2		41,170.0		37,397.2
Short-term borrowings (including current portion of long-term borrowings)		504.5		1,970.0		1,419.5		1,249.6		1,836.0		1,391.8
Non-current liabilities held for sale		—		—		—		—		109.8		—
Long-term borrowings		6,499.8		25,380.5		18,926.7		17,362.9		15,675.6		13,753.0
Long-term debentures		—		—		—		—		—		19.1
Share capital		2,059.8		8,043.2		8,043.2		8,043.2		8,043.2		8,043.2
Shareholders’ equity (including non-controlling interest)		242.1		945.5		5,597.1		7,539.7		8,588.7		9,962.6
Other Financial and Operating Information:
Cash Flow Information:
Net cash provided by (used in):
Operating activities	US$	2,017.5	R$	7.,877.8	R$	3,813.0	R$	2,411.6	R$	2,571.8	R$	2,777.5
Investing activities		(1,055.2)		(4,120.3)		(5,054.1)		(4,954.2)		(2,834.3)		(2,866.5)
Financing activities		(25.0)		(97.5)		894.4		3,614.2		633.9		494.7
Other Information:
Capital expenditures:
Property, plant and equipment		1,051.0		4,103.9		5,378.8		5,656.4		2,792.9		2,252.5
Investments in other companies		—		—		—		—		—		619.2
Domestic Sales Volume Data* (in thousands of tons) (2):
Ethylene				3,279.3		3,203.9		3,360.0		3,329.3		3,097.4
Propylene				1,188.9		1,068.5		1,187.7		1,170.4		1,123.1
Polyethylene				1,705.9		1,706.1		1,765.7		1,668.2		1,524.9
Polypropylene				1,126.9		1,204.0		1,268.9		1,233.3		1,149.8
Polyvinyl chloride (PVC)				606.3		659.6		636.5		560.9		484.0

(1)	Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2015 for reais into U.S. dollars of R$3.9048=US$1.00.
(2)	Including intra-company sales within our company. Intra-company sales of ethylene totaled approximately 2,793.531 tons in 2015, 2,704,300 tons in 2014, 2,828,200 tons in 2013, 2,805,500 in 2012 and 2,606,100 in 2011. Intra-company sales of propylene totaled approximately 942,710 tons in 2015, 859,500 tons in 2014, 977,900 tons in 2013, 950,000 tons in 2012 and 905,400 tons in 2011.
(*)	Unaudited.

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

	Reais per U.S. Dollars
Year	High		Low		Average		Period End
2011	R$	1.902	R$	1.535	R$	1.675	R$	1.876
2012		2.112		1.702		1.955		2.043
2013		2.446		1.953		2.161		2.343
2014		2.740		2.197		2.355		2.656
2015		4.195		2.575		3.339		3.905

	Reais per U.S. Dollars
Month	High		Low
September 2015	R$	4.195	R$	3.673
October 2015		4.001		3.739
November 2015		3.851		3.701
December 2015		3.983		3.748
January 2016		4.039		4.011
February 2016		4.049		3.865
March 2016		3.991		3.559
April 2016		3.692		3.451
May 2016 (through May 4)		3.555		3.499

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

As of December 31, 2015, our total trade accounts receivable was R$3,103.5 million and the provision for doubtful accounts was R$328.0 million. Significant changes in our historical loss experience on accounts receivable which are not apparent through our aging analysis could require significant changes to our provisions for doubtful accounts.

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

We purchase a portion of the naphtha and natural gas used by our Basic Petrochemicals Unit from Petróleo Brasileiro S.A.—Petrobras, or Petrobras, at prices based on the Amsterdam-Rotterdam-Antwerp and Mont Belvieu market prices of naphtha and natural gas liquids.

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

We are subject to substantial risks because of our reliance on these and other limited or sole source suppliers, including the following risks:

•	if a supplier does not provide propylene that meet our or their specifications in sufficient quantities and with acceptable performance or quality on time or deliver when required, then sales, production, delivery, acceptance and revenue from our plants could be adversely affected;

•	if our relationship with a key supplier, is adversely affected, for example, due to competitive pressures (or conflicting interests), our ability to obtain propylene on advantageous financial terms could be adversely affected;

•	if an interruption of supply of propylene occurs because a supplier changes its technology roadmap, suffers damage to its manufacturing facilities, decides to no longer provide those products or services, increases the price of those products or services significantly or imposes reduced delivery allocations on its customers, it could take us a considerable period of time to identify and qualify alternative suppliers;

•	some of our key suppliers are small companies with limited financial and other resources, and consequently may be more likely to experience financial and operational difficulties than larger, well-established companies, which increases the risk that they will be unable to deliver products as needed; and

•	if a key supplier is acquired or has a significant business change, the production and sales of our systems and services may be delayed or adversely affected, or our development programs may be delayed or may be impossible to complete.

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

Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or S&P, Moody’s Investors Service, Inc., or Moody’s, and Fitch Ratings Ltd., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s and Fitch maintain ratings of our company on global and national basis. Moody’s only maintains ratings of our company on a global basis. Standard & Poor’s maintains a rating for our company of “BBB- (negative)” on a global basis and a rating for our company of “brAAA (negative)” on a national basis; Fitch maintains a rating for our company of “BBB- (negative)” on a global basis and a rating for our company of “AA+ (negative)” on a national basis; and Moody’s maintains a rating for our company of “Ba1 (negative)” on a global basis. Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity and would require us to post cash collateral pursuant to our obligations.”

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

In July 2015, two putative class action lawsuits were filed against us and certain of our then-current and former officers and directors, or the Defendants, in the United States District Court for the Southern District of New York. The lawsuits were subsequently consolidated under the caption In re Braskem, S.A. Securities Litigation, No. 15-cv-5132. In November 2015, Boilermaker-Blacksmith National Pension Trust, or the Lead Plaintiff, filed a consolidated class action complaint, which asserted claims under Section 10(b) and Section 20(a) of the Exchange Act, on behalf of a putative class of purchasers of our American Depositary Receipt, or ADRs, from June 1, 2010 to March 11, 2015. In the operative complaint, the Lead Plaintiff alleges that the Defendants made misrepresentations or omissions that inflated the price of our stock in violation of U.S. securities laws. We filed a motion to dismiss on July 6, 2016. On March 31, 2017, the court ruled on the motion to dismiss, granting it in part and denying it in part. With respect to the remaining claims, the class action is now in the discovery stage. The parties are also currently engaged in settlement negotiations and have signed a proposed settlement agreement and submitted it to the U.S. court for preliminary approval on September 14, 2017. Under the terms of the proposed settlement, we would pay

US$ 10 million to resolve all claims of a settlement class consisting of purchasers of our ADRs during the period of July 15, 2010 through March 11, 2015, that arise out of or relates to the subject matter of the class action, with the exception of any such claims belonging to purchasers who file, valid and timely, requests to opt out of the settlement class. We have made no admission of any wrongdoing or liability as part of the proposed settlement, and it is subject to a number of conditions, including court approval. Furthermore, we may be named as a defendant in other legal actions, and we may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in this securities class action and any other related actions that may arise in the future. The litigation has required and may continue to require significant time and attention in the future. For more information about our legal proceedings, see “Item 8. Financial Information—Legal Proceedings.”

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

In the context of allegations of improper payments in connection with the so-called Operation Car Wash in Brazil, we engaged the Expert Firms to conduct the Investigation and report their findings. We have cooperated with governmental authorities in several jurisdictions, including the DoJ, the SEC, the MPF, and the OAG. On December 14, 2016, we entered into a leniency agreement with the MPF, or the Leniency Agreement, which was ratified by the competent Brazilian court on June 6, 2017. On December, 21, 2016, we filed a plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging our company with conspiracy to violate the anti-bribery provisions of the FCPA. On the same date, we consented to the entry of a final judgment in a civil action brought by the SEC based on civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. The competent federal courts in the United States approved the DoJ and SEC resolutions on January 26, 2017 and February 28, 2017, respectively. In addition, on December 21, 2016, the OAG closed its investigation of these matters. We refer to these actions as the Global Settlement.

Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of approximately US$957 million (equivalent to approximately R$3.1 billion).

Of the total amount payable pursuant to the Global Settlement, we have already paid approximately R$1.3 billionas follows:

•	US$94.9 million (R$296.6 million) to the DoJ on February 8, 2017;

•	US$65.0 million (R$206.5 million) to the SEC on April 27, 2017;

•	CHF30.2 million (R$104.3 million) to the OAG on June 27, 2017; and

•	R$736.4 million to the MPF on July 6, 2017.

The aggregate amount of approximately R$1.8 billion outstanding pursuant to the Global Settlement will be paid in the following manner:

•	CHF64.3 million to the OAG in four equal annual and successive installments of CHF16.1 million due on June 30 of each year commencing in 2018; and

•	R$1.6billion to the MPF in six equal annual installments, adjusted for inflation by the variation in the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, due on January 30 of each year commencing in 2018. As guarantee for payment of the outstanding installments, Braskem has provided fixed assets in an amount corresponding to one annual installment.

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

We, our subsidiaries and our joint venture partners are subject to a number of anti-corruption laws, including Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, which became effective on January 28, 2014, the FCPA and various other anti-corruption and anti-bribery laws of other jurisdictions.

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

As a result of the Investigation, we determined that material weaknesses in our internal control over financial reporting as of December 31, 2015 existed. We identified material weaknesses related to (i) our control environment and anti-corruption compliance controls and programs designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws, (ii) the review and approval of reconciliation and manual payments, and (iii) the review of the ledger accounts used to record accruals and payments of commissions. These material weaknesses were identified primarily because a number of deficiencies in controls and errors were detected during the Investigation.

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

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Car Wash investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of the state-owned oil company Petróleo Brasileiro S.A. – Petrobras, or Petrobras, have faced allegations of political corruption. These government officials and senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including our controlling shareholder Odebrecht S.A. We cannot currently predict how the Car Wash investigation and any future decisions and actions by authorities in relation to our shareholders, may impact the Company. The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government that were unaccounted for or not publicly disclosed, as well as served to personally enrich the recipients of the bribery scheme. As a result of the ongoing Car Wash investigation, a number of senior politicians, including congressman and officers of the major state-owned companies in Brazil resigned or have been arrested. Senior elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during the Car Wash investigation.

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

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$21,293.8 million (US$5,453.2 million) as of December 31, 2015, representing 77.9% of our consolidated indebtedness, net of transaction costs[delete comma]. This indebtedness does not include (i) an aggregate amount of R$1,111.6 million (US$284.7 million) outstanding as of December 31, 2015 in connection with derivatives transactions (including interest rate swaps, exchange rate swaps and currencyoptions), and (ii) an aggregate amount of R$12,277.4 million (US$3,144.2 million) outstanding as of December 31, 2015 in connection with the project finance finance facility to fund the development of Project Ethylene XXI, or the Braskem Idesa Financing. As of December 31, 2015, we had R$4,753.8 (US$1,217.4 million) in foreign currency-denominated cash and cash equivalents, not including the aggregate amount of R$134.6 million (US$34.5 million) of Braskem Idesa’s cash and cash equivalents

A significant depreciation of the real in relation to the U.S. dollar or other currencies could increase our financial expenses as a result of foreign exchange losses that we must record and could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations. To enable us to more efficiently manage the effects of exchange rate fluctuations on our results, in 2013 we decided to designate part of our U.S. dollar-denominated liabilities as a hedge for our future exports.

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

Our foreign-currency debt denominated in U.S. dollars represented an aggregate of 77.9% of our consolidated indebtedness as of December 31, 2015, net of transaction costs. This indebtedness does not include (i) an aggregate amount of R$1,111.6 million (US$284.7 million) outstanding as of December 31, 2015 in connection with derivatives transactions (including interest rate swaps, exchange rate swaps and currencyoptions), and (ii) an aggregate amount of R$12,277.4 million (US$3,144.2 million) outstanding as of December 31, 2015 in connection with the Braskem Idesa FinancingIf we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our securities, including class A preferred shares and the ADSs.

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

Furthermore, our long-term supply agreement to purchase ethane from Pemex TRI, a state-owned Mexican company, could be terminated by them as a result of expropriation or nationalization measures taken by the Mexican government. Any termination or interruption of this supply agreement could have a material adverse effect on our results of operations or financial condition.

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

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, subject to certain exceptions, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of ADSs or class A preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement for an offering of shares resulting from the capital increase with the SEC, or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of the ADSs or class A preferred shares in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders in our company may be diluted.

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

As of December 31, 2015, Braskem had (1) consolidated corporate debt, net of transaction costs, of R$27,350.5 million (US$7,004.3 million), and (2) the Braskem Idesa Financing of R$12,277.4 million (US$3,144.2 million). Of the consolidated corporate debt, R$5,475.1 million (US$1,402.3 million) was unsecured debt of Braskem, R$3,727.9 million (US$954.7 million) was secured debt of Braskem, R$5,478.1 million (US$1,402.9 million) was debt of Braskem’s subsidiaries and special purpose entities (other than Braskem Finance Limited and Braskem Idesa S.A.P.I.).

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

ITEM 4. INFORMATION ON THE COMPANY

According to IHS we are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 29 plants in Brazil, five plants in the United States and two plants in Germany as of December 31, 2015. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and PVC. We are also the seventh largest Brazilian company, based on net revenue in 2014, according to Valor Magazine. We recorded net sales revenue of R$47,562.4 million and a net profit of R$2,760.2 million during the year ended December 31, 2015.

As of December 31, 2015, our business operations were organized into five production business units, which corresponded to our principal production processes, products and services. Our business units were as follows:

•	our Basic Petrochemicals Unit, which includes our production and sale of basic petrochemicals at the petrochemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex, the petrochemical complex located in Triunfo in the State of Rio Grande do Sul, or the Southern Complex, the petrochemical complex located in Capuava in the State of São Paulo, or the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company. This segment accounted for net sales revenue of R$24,269.8 million, or 43.2% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 13.9% in 2015;

•	our Polyolefins Unit, which includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene produced by our company in Brazil. This segment accounted for net sales revenue of R$19,986.2 million, or 35.6% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 15.9% in 2015;

•	our Vinyls Unit, which includes our production and sale of PVC and caustic soda. This segment accounted for net sales revenue of R$2,780.1 million, or 5.0% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 4.0% in 2015;

•	our USA and Europe Unit, which includes our production, operations and sale of polypropylene in the United States and Germany. This segment accounted for net sales revenue of R$8,239.9 million, or 14.7% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 10.6% in 2015; and

•	our Chemical Distribution Unit, which includes the operations of QuantiQ and IQAG and distributes petrochemical products manufactured by our company and other domestic and international companies. This segment accounted for net sales revenue of R$874.6 million, or 1.6% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 6.1% in 2015.

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

Additionally, we are involved in studies for a new project for the integrated production of polyethylene in the state of West Virginia. This project, called the Appalachian Shale Cracker Enterprise, or the Ascent Project, contemplates the involvement of third party investors. The role of each participant and the business model of the project has not yet been determined and will be subject to board approval if the initial findings of the study are positive. Given recent developments in the world energy markets, we are considering new oil price models into this project analysis.

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

Basic Petrochemicals Unit

As of December 31, 2015, according to IHS, our Basic Petrochemicals Unit’s facilities had one of the largest annual production capacities of all first generation producers in Latin America. Including net sales to our other business units, our Basic Petrochemicals Unit generated net sales revenue of R$24,269.8 million in 2015, or 43.2% of the net sales revenue of all reportable segments. Net sales revenue generated by internal sales to our other business units was R$11,526.0 million during 2015, representing 47.5% of the net sales revenue of our Basic Petrochemicals Unit.

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

Raw Materials of Our Basic Petrochemicals Unit

Naphtha

Naphtha is the main raw material that we use to produce our basic petrochemical products and represents the principal production and operating cost of our Basic Petrochemicals Unit. We also use condensate as a raw material in our basic petrochemicals units in the Southern Complex.

The price of naphtha and condensate that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil. Naphtha and condensate accounted for 59.0% of the total cost of sales of our Basic Petrochemicals Unit during 2015, and naphtha accounted for 45.2% of our direct and indirect consolidated cost of sales and services rendered during 2015.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	2016		2015		2014		2013
Average(1)	US$	332.82	US$	461.89	US$	836.23	US$	903.01
Month ended:
January		317.83		396.91		918.58		932.95
February		293.00		502.13		913.65		991.86
March		351.07		504.86		911.40		910.29
April		372.00		525.61		925.63		815.70
May		—		550.86		937.84		833.20
June		—		538.07		952.45		843.60
July		—		472.37		935.59		876.79
August		—		403.38		865.81		913.88
September		—		411.66		841.36		929.81
October		—		430.26		711.52		901.87
November		—		419.18		628.94		929.33
December		—		387.41		491.98		956.78

(1)	The information in the “Average” row represents the mean average monthly naphtha prices during each respective year.

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

Ethane and Propane

Ethane and propane are the principal raw materials that we use to produce our basic petrochemical products in the Rio de Janeiro Complex and represent the principal production and operating cost of the basic petrochemicals unit in the Rio de Janeiro Complex. The price of ethane and propane that we purchase varies primarily based on changes in the U.S. dollar-based international price of these feedstocks.

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

The following table sets forth our net sales revenue derived from domestic and export sales, excluding inter-company sales, by our Basic Petrochemicals Unit for the years indicated:

	For the Year Ended December 31,
	2015		2014		2013
	(in millions of reais)
Net sales revenue:
Domestic sales	R$	7,523.5	R$	8,459.5	R$	7,786.3
Export sales		4,944.2		5,389.8		5,661.7

	R$	12,467.7	R$	13,849.3	R$	13,448.0

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

Products of Our Polyolefins Unit

Our Polyolefins Unit produces:

•	polyethylene, including LDPE, LLDPE, HDPE, ultra-high molecular weight polyethylene, or UHMWPE, EVA and “green polyethylene” from renewable resources; and

•	polypropylene.

We manufacture a broad range of polyolefins for use in consumer and industrial applications, including:

•	plastic films for food and industrial packaging;

•	bottles, shopping bags and other consumer goods containers;

•	automotive parts; and

•	household appliances.

The following table sets forth a breakdown of the sales volume of our Polyolefins Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2015	2014	2013
	(thousands of tons)
Domestic sales*:
Polyethylene (1)	1,684.4	1,743.0	1,765.7
Polypropylene	1,126.9	1,204.0	1,268.9
Other	21.4	20.3	19.6

Total domestic sales	2,832.8	2,967.4	3,054.2
Total export sales	1,307.1	1,112.5	1,150.3

Total Polyolefins Unit sales	4,139.9	4,079.9	4,204.5

(1)	Includes EVA.
(*)	Unaudited.

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

	Annual Production Capacity	Production For the Year Ended December 31,
Primary Products		2015	2014	2013
	(in tons)	(in tons)
Polyethylene:
LDPE/EVA(1)	825,000	645,072	616,849	697,540
HDPE/LLDPE/UHMWPE(2)	2,230.000	2,003,747	1,890,974	1,960,394
Polypropylene(3)	1,850,000	1,510,363	1,592,491	1,627,142

(1)	Represents capacity and production at five plants with swing line capable of producing two types of resins.
(2)	Represents capacity and production at eight plants with swing line capable of production two types of resins. Capacity varies depending on actual production demands.
(3)	Represents capacity and production at five plants.

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

Our Basic Petrochemicals Unit supplies most of the steam and water requirements of our Polyolefins Unit’s facilities. We purchase steam and water for our polyethylene plant in the Rio de Janeiro Complex from Lanxess. We purchase water for our polyethylene plants located in Santo André from Petrobras’ Refinaria de Capuava, or RECAP, or Serviço Municipal de Saneamento Ambiental de Santo André. We purchase water for our basic petrochemicals unit in Santo André from Aquapolo Ambiental S.A. We purchase electric power for each of our polyolefins plants, other than our plants in the Northeastern Complex, from third parties pursuant to long-term power purchase agreements. In the Northeastern Complex, our polyolefins plants purchase their electric power requirements from our Basic Petrochemicals Unit. Our polyolefins plants in the Northeastern Complex are able to purchase electric power from alternative sources if our Basic Petrochemicals Unit is unable to meet our total demand for electric power.

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

The following table sets forth our net sales revenue derived from domestic and export sales by our Polyolefins Unit for the years indicated:

	For the Year Ended December 31,
	2015		2014		2013
	(in millions of reais)
Net sales revenue:
Domestic sales	R$	14,032.1	R$	14,098.6	R$	12,848.6
Export sales:
South America (excluding Brazil)		2,806.5		2,421.1		2,093.2
Europe		1,675.4		872.1		905.2
North America		866.5		896.4		642.9
Asia		446.9		189.4		166.0
Other		158.6		24.6		288.8

Total export sales		5,953.9		4,403.6		4,096.1

	R$	19,986.2	R$	18,502.2	R$	16,944.7

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

	Annual Production Capacity	Production For the Year Ended December 31,
Primary Products		2015	2014	2013
	(in tons)
PVC(1)	710,000	542,297	633,942	582,579
Caustic Soda(2)	539,000	436,185	448,062	437,334

(1)	Represents capacity at three plants and production at four plants.
(2)	Represents capacity and production at two plants.

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

	Annual Production Capacity	Production For the Year Ended December 31,
Plant		2015	2014	2013
	(in tons)
United States	1,465,000	1,434,671	1,317,800	1,306,863
Germany	545,000	532,357	537,876	479,075

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

Net sales revenue to the 10 largest customers of our USA and Europe Unit accounted for 33.4% of our USA and Europe Unit’s total net sales revenue in 2015, 50.4% in 2014 and 49.1% in 2013 respectively.

The following table sets forth our net sales revenue derived from sales of our USA and Europe Unit for the years indicated:

	For the Year Ended December 31,
	2015		2014		2013
	(in millions of reais)
Net sales revenue:
Europe	R$	2,339.9	R$	2,167.3	R$	1,690.1
North America		5,900.1		5,767.0		5,058.4

	R$	8,240.0	R$	7,934.3	R$	6,748.5

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

Products Distributed by Our Chemical Distribution Unit

Our Chemical Distribution Unit distributes a large and diverse portfolio of products consisting of more than 1,000 products. We classify the products distributed by our Chemical Distribution Unit as:

•	solvents, including aliphatic solvents, aromatic solvents, synthetic solvents and ecologically-friendly solvents (having lower toxicity and greater biodegradability than standard solvents);

•	hydrocarbon solvents and isoparafins; and

•	general purpose chemicals, including process oils, chemical intermediates, blends, specialty chemicals and pharmaceuticals.

The following table sets forth a breakdown of the sales volume of our Chemical Distribution Unit by product for the periods presented.

	For the Year Ended December 31,
	2015	2014	2013
	(thousands of tons)
Solvents	125.8	122.4	149.5
General purpose chemicals	94.8	99.3	122.7

Total net sales	220.6	221.7	271.3

(*)	Unaudited.

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

Our largest chlor-alkali plant in Alagoas uses asbestos cell technology to produce chlorine and caustic soda, which technology can no longer be used in new petrochemical production facilities under Brazilian legislation due in part to environmental concerns regarding mercury emissions resulting from this manufacturing process. The Brazilian government may require us to shift to newer diaphragm technology, which we use in our Alagoas chlor-alkali plant, or membrane technology. We are currently studying new options and technologies but we have not shifted to these newer technologies yet, in part because the return from the capital expenditures associated with this shift would not be as high as those from other potential investments that we may undertake.

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

We maintain a research and development program that is primarily implemented at two research centers that we operate: the Braskem Center for Technology and Innovation located in the Southern Complex and the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Through these research centers, we coordinate and maintain our research and development program, which includes the operation of (1) pilot plants, (2) catalysis, polymerization and polymer sciences laboratories, and (3) process engineering and automation centers. Our investments in research and development, which are classified as expenses, totaled R$169.6 million in 2015, R$128.1 million in 2014 and R$115.7 million in 2013.

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

We believe that all of our production facilities are in good operating condition. As of December 31, 2015, the consolidated net book value of our property, plant and equipment was R$34,111.6 million.

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

Following our discovery of vulnerabilities in our internal controls in connection with the Investigation, we have designed and implemented remediation efforts to improve and evolve our Global Governance and Compliance system, including a series of efforts designed to ensure that every vulnerability that permitted the occurrence of the material weaknesses in our internal control over financial reporting described in “Item 15. Controls and Procedures” is mitigated. We expect such measures to be implemented and producing the desired effects by the end of 2017. We have taken the following measures, among others: (a) established the Compliance Committee (as defined below), (b) hired a Chief Compliance Officer (as defined below) and increased staffing and resources for our Internal Controls, Risk Management, Compliance and Internal Audit departments, (c) created an Internal Audit department, (d) incorporated anti-corruption clauses in our contracts with third-parties,

(e) adopted the Policy on Compliance in Acting Ethically with Integrity and Transparency, (f) developed and implemented training programs for our directors, senior management and other employees, (g) enhanced vendor data, due diligence, procurement and payment procedures and associated controls, and (h) redesigned our process for monitoring in-transit inventory of raw materials, including naphtha. Furthermore, we implemented a new set of controls in the fourth quarter of 2016 that improved the processes in connection with manual journal entries, monitoring of payments of commissions and ledger accounts. We have also taken actions to implement controls within the process of posting entries in the inventory and trade payable balance accounts for naphtha imports processed by Braskem Netherlands.. We believe that these steps, taken together, will provide additional supervision, approval and review of accounting transactions and will enable us to better prevent and detect potential issues in our internal controls. For more information, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management” and “Item 15. Controls and Procedures.”

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

Overview

Our results of operations for the years ended December 31, 2015, 2014 and 2013 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•	Brazil’s GDP, which contracted 3.8%, as compared to growth of 0.1% in 2014 and 3.0% in 2013, which affects the demand for our products and, consequently, our domestic sales volume;

•	the U.S. GDP, which expanded 2.4%, as compared to growth of 2.4% in 2014 and 1.9% in 2013, which affects the demand for our products and, consequently, our domestic sales volume;

•	Europe’s GDP, which expanded 1.5%, as compared to growth of 0.9% in 2014 and a contraction of 0.5% in 2013, which affects the demand for our products and, consequently, our domestic sales volume;

•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•	the international market price of naphtha, our principal raw material, expressed in U.S. dollars, which has a significant effect on the cost of producing our products and which has been volatile during the three years ended December 31, 2015, fluctuating in a range between US$387 and US$551 per ton during 2015, US$492 and US$952 per ton during 2014 and US$816 and US$992 per ton during 2013;

•	the average domestic prices of our principal products expressed in U.S. dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•	our crackers’ capacity utilization rates, which increased in 2015 as result of the improvements in processes and the investments made over recent years, as well the company’s capacity to export any surplus not absorbed by Brazil’s domestic market;

•	government industrial policy;

•	sales outside Brazil, which increased to R$23.2 billion in 2015 from R$19.8 billion in 2014;

•	changes in the real/U.S. dollar exchange rate, including the depreciation of the real against the U.S. dollar by 47.0% in 2015, 13.4% in 2014 and 14.6% in 2013;

•	the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the LIBOR rate, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;

•	the inflation rate in Brazil, which was 10.7% in 2015, 3.8% in 2014 and 5.5% in 2013, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•	the tax policies and tax obligations.

Our financial condition and liquidity is influenced by various factors, including:

•	our ability to generate cash flows from our operations and our liquidity;

•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;

•	our ability to continue to be able to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian and international securities markets, which is influenced by a number of factors discussed below;

•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and

•	the requirement under Brazilian Corporate law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders.

Financial Presentation and Accounting Policies

As described in the “Explanatory Note” on this annual report, as a result of the adjustments in our financial statements for the fiscal years ended December 31, 2015, 2014 and 2013, our consolidated financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015 were restated. For further information on the effect in our consolidated financial statements, see note 2.4 to our audited consolidated financial statements included elsewhere in this annual report.

We have identified material weaknesses in our internal controls and procedures. For information on the material weaknesses identified in our internal controls and procedures, see “Item 15. Controls and Procedures.”

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

Principal Factors Affecting Our Results of Operations

Growth of Brazil’s GDP and Domestic Demand for Our Products

Our sales in Brazil represented 51.6% of our net sales revenue in the year ended December 31, 2015. As a Brazilian company with a substantial majority of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

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

During the year ended December 31, 2015, 48.7% of our net sales revenue was derived from sales of our products outside Brazil as compared with 43.4% during 2014 and 42.7% during 2013. Net sales revenues derived from sales outside Brazil increased by 16.7% during 2015, 13.4% during 2014 and 14.2% during 2013.

During the year ended December 31, 2015, sales to customers in countries in the Americas (other than Brazil) accounted for 60.5% of our sales outside Brazil. During the year ended December 31, 2015, sales to customers in Europe accounted for 26.3% of our sales outside Brazil, and sales to customers in East Asia accounted for 8.7% of our sales outside Brazil.

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

In 2014, the average capacity utilization of Braskem’s crackers was affected by (1) the scheduled maintenance shutdown of one of our cracker production lines in the Southern Complex; (2) the scheduled maintenance shutdown at our cracker production line in the São Paulo Complex; (3) a lack of propylene supply at the Rio de Janeiro Complex, and (4) a lack of ethane and propane supply at the Rio de Janeiro Complex.

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

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian plastics producers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased, therefore increasing Brazilian demand for our products. The original program ended in the end of December 2013. It was reinstated in August 2014 with a refund tax rate of 0.1% and in October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree 8,543, the Brazilian federal government decreased the refund rate to decrease to 0.1% as of December 1, 2015. The currently rate of 0.1% will remain valid until December 31, 2016. In January 2017, the Reintegra rate is expected to increase to 2% in 2017 and 3% in 2018.

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2015, our total outstanding consolidated corporate indebtedness was R$27,350.5 (US$7,004.3 million), net of transaction costs. This indebtedness does not include (i) an aggregate amount of R$1,111.6 million (US$284.7 million) outstanding as of December 31, 2015 in connection with derivatives transactions (including interest rate swaps, exchange rate swaps and currency options), and (ii) an aggregate amount of R$12,277.4 million (US$3,144.2 million) outstanding as of December 31, 2015 in connection with the project finance finance facility to fund the development of Project Ethylene XXI, or the Braskem Idesa Financing. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 29 to our audited consolidated financial statements. In the year ended December 31, 2015, we recorded total financial expenses in the financial expenses, net line item of R$2,507.3 million, of which R$1,722.8 million consisted of net interest expense, R$377.5 million consisted of net expenses related to monetary variation on financing and a negative R$1,035.0 million consisted of net foreign exchange variation. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

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

Global Settlement

In December 2016, we entered into a global settlement with the MPF, the DoJ, the SEC and the OAG with regard to certain matters under investigation, which we refer to as the Global Settlement. The Global Settlement was reached at the conclusion of the Investigation into the allegations of improper payments in connection with the so-called Operation Car Wash in Brazil. Under the Global Settlement, Braskem will pay the aforementioned authorities in Brazil and overseas the aggregate approximate amount of US$957 million, equivalent to approximately R$3.1 billion. The Global Settlement was definitively ratified as follows:

•	In Brazil, the Leniency Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016 and on June 6, 2017 by the 13th Federal Court of Curitiba.

•	In the United States, the competent courts confirmed the resolution with the DoJ on January 26, 2017 and the resolutionwith the SEC on February 28, 2017.

•	In Switzerland, the agreement with the OAG did not require ratification to produce effect.

Of the total fine established in the Global Settlement, we have already paid approximately R$1.3 billion in the following manner

•	US$94.9 million (R$296.6 million) to the DoJ on February 8, 2017;

•	US$65.0 million (R$206.5 million) to the SEC on April 27, 2017;

•	CHF30.2 million (R$104.4 million) to the OAG on June 27, 2017;

•	R$736.5 million to the MPF on July 6, 2017.

The outstanding amount of approximately R$1.8 billion will be paid in the following manner:

•	CHF64.3 million to the OAG in four equal annual and successive installments of CHF16.1 million due on June 30 of each year commencing in 2018; and

•	R$1.6 billion to the MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year commencing in 2018. To guarantee payment of future installments, Braskem has provided a guaranty in the form of fixed assets in an amount equal to one annual installment.

For more information regarding the Global Settlement, see “Item 8. Financial Information—Legal Proceedings—Global Settlement.”

Results of Operations

The following discussion of our results of operations is based on our restated consolidated statements of income. For further information on the restatement, see note 2.4 to our financial statements included elsewhere in this annual report.

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

	Year Ended December 31, 2015 – Restated
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, and , distribution expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	24,269.8	(20,053.1)	4,216.7	(658.9)	—	(178.1)	3,379.6
Polyolefins	19,986.2	(15,461.2)	4,525.0	(1,224.6)	—	(130.7)	3,169.7
Vinyls	2,780.1	(2,415.9)	364.2	(224.9)	—	(27.0)	112.4
USA and Europe	8,239.9	(6,908.6)	1,331.3	(445.9)	—	(13.4)	872.0
Chemical Distribution	874.6	(692.7)	182.0	(123.4)	—	(5.0)	53.5

Total segments	56,150.6	(45,531.3)	10,619.2	(2,677.7)	—	(354.3)	7,587.3
Other segment(2)	631.5	(637.0)	(5.5)	(94.7)	—	(70.1)	(170.3)
Corporate unit(3)	—	—	—	(9.0)	2.2	(244.6)	(251.3)
Reclassifications and eliminations(4)	(9,219.7)	8,930.0	(289.7)	149.9	—	(87.3)	(227.1)

Consolidated	47,562.4	(37,238.4)	10,324.0	(2,631.4)	2.2	(756.2)	6,938.5

	Year Ended December 31, 2014 – Restated
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, and , distribution expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	25,576.3	(23,252.8)	2,323.5	(692.7)	—	190.3	1,821.1
Polyolefins	18,502.2	(15,599.6)	2,902.6	(965.7)	—	(53.2)	1,883.7
Vinyls	2,709.5	(2,551.5)	158.0	(205.3)	—	57.3	10.0
USA and Europe	7,934.3	(7,481.2)	453.0	(294.9)	—	(82.5)	75.6
Chemical Distribution	842.7	(700.9)	141.8	(105.2)	—	(28.8)	7.8

Total segments	55,565.0	(49,586.1)	5,978.9	(2,263.9)	—	83.0	3,798.0
Other segment(2)	402.7	(284.3)	118.4	(170.0)	—	(4.1)	(55.7)
Corporate unit(3)	—	—	—	(110.5)	3.9	(96.6)	(203.1)
Reclassifications and eliminations(4)	(10,210.6)	10,039.3	(171.3)	78.1	—	31.7	(61.6)

Consolidated	45,757.0	(39,831.0)	5,926.0	(2,466.3)	3.9	14.0	3,477.6

	Year Ended December 31, 2013—Restated
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, and , distribution expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	25,037.8	(22,561.2)	2,476.6	(534.9)	—	(67.8)	1,873.9
Polyolefins	16,944.7	(14,694.3)	2,250.4	(852.7)	—	(30.7)	1,367.1
Vinyls	2,581.1	(2,384.5)	196.5	(174.1)	—	(11.2)	11.3
USA and Europe	6,748.5	(6,420.5)	328.0	(282.9)	—	(37.6)	7.5
Chemical Distribution	891.7	(761.1)	130.6	(96.7)	—	(6.5)	27.4

Total segments	52,203.8	(46,821.7)	5,382.1	(1,941.2)	—	(153.8)	3,287.1
Other segment(2)	130.3	(133.0)	(2.7)	(68.6)	—	0.2	(71.1)
Corporate unit(3)	—	—	—	(219.9)	(3.2)	(173.8)	(397.0)
Reclassifications and eliminations(4)	(11,405.2)	11,160.0	(245.2)	90.0	—	0.1	(155.0)

Consolidated	40,928.9	(35,794.7)	5,134.2	(2,139.7)	(3.2)	(327.4)	2,664.0

(1)	Includes research and development.
(2)	Includes revenues and expenses of Braskem ldesa S.A.P.I. and revenues and expenses related to sales of cyclohexane and cyclohexanone.
(3)	Represents expenses of Braskem that are not allocated to any particular segment.
(4)	Eliminations consist primarily of intersegment sales, which are made in similar terms as arm’s length transactions.

In the following discussion, references to increases or declines in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

The following table sets forth consolidated financial information for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015 Restated		2014 Restated		% Change
(in millions of reais)
Net sales revenue	R$	47,562.4	R$	45,757.0	3.9%
Cost of products sold		(37,238.4)		(39,831.0)	(6.5)%

Gross profit		10,324.0		5,926.0	74.2%
Income (expenses):
Selling and distribution		(1,122.0)		(1,083.5)	3.6%
General and administrative		(1,339.8)		(1,254.7)	6.8%
Research and development		(169.6)		(128.1)	32.4%
Results from equity investments		2.2		3.9	(43.6)%
Other operating income (expenses), net		(756.2)		14.0	n.m.

Operating profit		6,938.5		3,477.6	99.5%
Financial results:
Financial expenses		(4,206.5)		(2,767.8)	52.0%
Financial income		1,699.0		355.4	378.1%

Profit before income tax and social contribution		4,431.0		1,065.2	316.0%
Income tax and social contribution		(1,670.8)		(487.0)	243.1%

Profit	R$	2,760.2	R$	578.2	377.4%

n.m.: Not meaningful

Net Sales Revenue

Net sales revenue increased by 3.9% during 2015, primarily as a result of (1) an 8.0% increase in net sales revenue of our Polyolefins segment, and (2) a 3.9% increase in net sales revenue of our USA and Europe segment, the effects of which were partially offset by a 5.1% decline in net sales revenue of our Basic Petrochemicals segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, declined by 9.7% during 2015.

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

Sales volume of benzene to third parties declined slightly to approximately 666,700 tons during 2015 from approximately 667,200 tons during 2014. The average prices that we realized for sales of benzene declined primarily as a result of a 48.6% decline in the average North American contract market price of benzene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of the average depreciation of the real against the U.S. dollar. Sales volume of mixed xylenes to third parties declined by 45.0% to approximately 71,700 tons during 2015 from approximately 130,300 tons during 2014, primarily as a result of reduction in domestic demand. The average prices that we realized for sales of mixed xylenes increased primarily as a result of the effects of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by a 30% decline in the average North American contract market price of mixed xylenes in U.S. dollars, as reported by IHS. Sales volume of toluene to third parties declined by 20.8% to approximately 141,500 tons during 2015 from approximately 178,700 tons during 2014, primarily as a result of the lower production. The average prices that we realized for sales of toluene declined primarily as a result of a 32.8% decline in the average North American contract market price of toluene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of the average depreciation of the real against the U.S. dollar. Sales volume of para-xylene to third parties increased by 81.4% to approximately 179,500 tons during 2015 from approximately 99,000 tons during 2014, primarily as a result of the stronger demand in Brazil and in export markets fueled by the product’s low supply in the international market, given the scheduled and unscheduled shutdowns of certain crackers, particularly in Europe and Asia. The average prices that we realized for sales of para-xylene remained stable during 2015.

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

Cost of Products Sold and Gross Profit

Cost of products sold declined by 6.5% during 2015, primarily as a result of (1) a 13.8% decline in cost of products sold in our Basic Petrochemicals segment, and (2) a 7.7% decline in cost of products sold in our USA and Europe segment. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, declined by 11.0% during 2015.

Consolidated gross profit increased by 74.4% during 2015. Gross margin (gross profit as a percentage of net sales revenue) increased to 21.7% during 2015 from 13.0% during 2014.

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

Cost of Products Sold of USA and Europe Segment

Cost of products sold of the USA and Europe segment declined by 7.7% during 2015, primarily as a result of (1) the effects on this segment’s average cost of propylene of a 45.1% decline in the average North American contract price of propylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the currency translation effects of a 42% average depreciation of the real against the U.S. dollar, and (2) the effects on this segment’s average cost of propylene of a 23.6% decline in the average Western Europe contract price of propylene in euros, as reported by IHS, the effects of which were partially offset by the currency translation effects of a 18.3% average depreciation of the real against the euro. The effects of these reductions in the unit cost of raw materials were partially offset by the 5.9% increase in polypropylene sales volume recorded by this segment.

Gross profit of the USA and Europe segment increased by 193.9% to R$1,331.3 million during 2015 from R$453.0 million during 2014, and gross margin increased to 16.2% during 2015 from 5.7% during 2014.

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

Selling and Distribution Expenses

Selling and distribution expenses increased by 3.6% during 2015, primarily as a result of the higher sales volume of our United States and Europe segment, as well as fluctuations in the relative value of the currencies of the countries in the USA and Europe segment against the real. Selling and distribution expenses as a percentage of net sales revenue remained stable at 2.4 during 2015 and 2014.

General and Administrative Expenses

General and administrative expenses increased by 6.8% during 2015, primarily as a result of expenses related to innovation and technology and higher expenses with payroll and third-party services. General and administrative expenses as a percentage of net sales revenue increased to 2.8% during 2015 from 2.7% during 2014.

Research and Development Expenses

Research and development expenses increased by 32.4% during 2015, primarily as a result of higher expenses under contracts denominated in U.S. dollars. Research and development expenses as a percentage of net sales revenue increased to 0.4% during 2015 from 0.3% during 2014.

Results from Equity Investments

Results from equity investments declined by 43.6% to a R$2.2 million gain in 2015 from a R$3.9 million gain in 2014, primarily as a result of losses on exchange variation on financial results in our jointly controlled investments and associated companies.

Other Operating Income (Expenses), Net

Other operating expense, net was R$756.2 million during 2015, consisting primarily of: (1) expenses of R$174.5 million related to investment losses and expenses with projects, (2) depreciation expenses and maintenance costs of R$152.5 million related to idle industrial plants, including the São Paulo site during the period the unit was shut down; (3) expenses of R$147.2 million related to the Ascent Project, (4) allowances for judicial and labor claims of R$105.6 million, and (5) expenses of R$65.8 million related to environmental provisions.

Other operating income, net was R$14.0 million during 2014, primarily consisting of (1) revenues from the divestment of the water treatment unit in the Southern Complex of R$277.3 million, and (2) revenues from the recognition of credits of subsidiaries to settle installment payment under Federal Law 11,941/09 of R$98.3 million. This revenue was partially offset by (1) allowances for judicial and labor claims of R$132.6 million; (2) depreciation expenses and maintenance costs of R$119.8 million related to idle industrial plants, (3) payments for services to third parties without corresponding evidence of the services being rendered of R$72.3 million, (4) expenses of R$44.3 million related to the Ascent Project, (5) expenses related to provisions for environmental damages of R$30.7 million, and (6) extemporaneous taxes of R$30.6 million.

Operating Profit (Loss)

As a result of the foregoing:

•	operating profit on a consolidated basis increased by 99.5% during 2015, and as a percentage of net sales revenue, operating profit increased to 14.6% during 2015 from 7.6% during 2014;

•	operating profit of the Basic Petrochemical segment increased by 85.6% to R$3,379.6 million during 2015 from R$1,821.1 million during 2014, and the operating margin of the Basic Petrochemical segment increased to 13.9% during 2015 from 7.1% during 2014;

•	operating profit of the Polyolefins segment increased by 68.3% to R$3,169.7 million during 2015 from R$1,883.7 million during 2014, and the operating margin of the Polyolefins segment increased to 15.9% during 2015 from 10.2% during 2014;

•	operating profit of the USA and Europe segment increased to R$872.0 million during 2015 from R$75.6 million during 2014, and the operating margin of the USA and Europe segment increased to 10.6% during 2015 from 1.0% during 2014;

•	operating profit of the Vinyls segment increased to R$112.4 million during 2015 from R$10.0 million during 2014, while the operating margin of the Vinyls segment increased to 4.0% during 2015 from 0.4% during 2014; and

•	operating profit of the Chemical Distribution segment increased to R$53.6 million during 2015 from R$7.8 million during 2014, and the operating margin of the Chemical Distribution segment increased to 6.1% during 2015 from 0.9% during 2014.

Financial Expenses

Financial expenses increased by 52.0% to R$4,206.5 million during 2015 from R$2,767.8 million during 2014, primarily as a result of (1) our recording a R$1,035.0 million loss on foreign exchange variation on liabilities during 2015 compared to a R$38.9 million loss during 2014 as a result of a 47.0% appreciation in the U.S. dollar exchange rate against the real at the end of 2015 compared to a 12.7% appreciation in the end of period U.S. dollar exchange rate against the real during 2014, and (2) a 30.9% increase in interest expense to R$1,722.8 million during 2015 from R$1,315.9 million during 2014, mainly due to the impact from exchange variation on the outstanding balance of U.S. dollar-denominated debt.

Financial Income

Financial income increased by 378.1% to R$1,699.0 million during 2015 from R$355.4 million during 2014, primarily as a result of our recording a R$1,105.4 million gain on exchange variation on monetary assets during 2015 compared to a R$46.2 million loss during 2014 as a result of a 42.0% appreciation in the average U.S. dollar exchange rate against the real during 2015 compared to a 9.1% appreciation in the average U.S. dollar exchange rate against the real during 2014.

Income Tax and Social Contribution

During the Investigation, the specialized law firms identified payments for services to third parties without corresponding evidence of the services being rendered, or the Improper Commission Payments. As a result, we recognized errors in our calculation of taxes payable in prior periods, or the Tax Adjustments, determined that these errors were material, and that we would be required to restate our financial statements included in Amendment No. 1, as described in more detail in Note 34.b to our audited consolidated financial statements included in this annual report.

The composite corporate statutory income tax and social contribution rate was 34% during 2015 and 2014. Income tax and social contribution expense increased by 243.1% to R$1,670.8 million during 2015 from R$487.0 million during 2014.

The effective tax rate applicable to our profit before income tax and social contribution was 37.7% during 2015, primarily as a result of permanent adjustments caused by differences of income tax rates of investments in countries that have a lower tax rate than Brazil, which increased the effective tax rate by approximately 3.7%.

The effective tax rate applicable to our profit before income tax and social contribution was 45.7% during 2014, primarily as a result of permanent adjustments caused by differences of income tax rates of investments in countries that have a lower tax rate than Brazil, which increased the effective tax rate by approximately 9.5%, and (2) permanent adjustments caused by payments for third-party services, without proving the actual consideration which increased the effective tax rate by approximately 8.3%, the effects of which were partially offset by permanent adjustments caused by a discount on our tax installment payment, established by Law 13,043/2014, which reduced the applicable effective tax rate by 3.9%, and equity in results of investees, which reduced the applicable effective tax rate by 2.2%.

Profit

As a result of the restatements referred in items (1) and (2) in the explanatory note and the factors mentioned above, our profit increased by 377.4% to R$2,760.2 million, or 5.8% of net sales revenue, during 2015 from R$578.2 million, or 1.3% of net sales revenue, during 2014.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

The following table sets forth consolidated financial information for the years ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014 Restated		2013 Restated		% Change
	(in millions of reais)
Net sales revenue	R$	45,757.0	R$	40,928.9	11.8%
Cost of products sold		(39,831.0)		(35,794.7)	11.3%

Gross profit		5,926.0		5,134.2	15.4%
Income (expenses):
Selling and distribution		(1,083.5)		(945.2)	14.6%
General and administrative		(1,254.7)		(1,078.7)	16.3%
Research and development		(128.1)		(115.7)	10.7%
Results from equity investments		3.9		(3.2)	n.m.
Other operating income (expenses), net		14.0		(327.4)	(104.3)%

Operating profit		3,477.6		2,664.0	30.5%
Financial results:
Financial expenses		(2,767.8)		(2,540.0)	9.0%
Financial income		355.4		773.1	(54.0)%

Profit before income tax and social contribution		1,065.2		897.1	18.7%
Income tax and social contribution		(487.0)		(457.0)	6.6%

Profit	R$	578.2	R$	440.1	31.4%

n.m.: Not meaningful

Net Sales Revenue

Net sales revenue increased by 11.8% during 2014, primarily as a result of (1) a 9.2% increase in net sales revenue of our Polyolefins segment, (2) a 17.6% increase in net sales revenue of our USA and Europe segment, and (3) a 2.2% increase in net sales revenue of our Basic Petrochemicals segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, declined by 10.5% during 2014.

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

Cost of Products Sold and Gross Profit

Cost of products sold increased by 11.3% during 2014, primarily as a result of (1) a 16.5% increase in cost of products sold in our USA and Europe segment, (2) a 6.2% increase in cost of products sold in our Polyolefins segment, and (3) a 3.1% increase in cost of products sold in our Basic Petrochemicals segment. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, declined by 10.0% during 2014.

Consolidated gross profit increased by 15.4% during 2014. Gross margin (gross profit as a percentage of net sales revenue) increased to 13.0% during 2014 from 12.5% during 2013.

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

Gross profit of the Vinyls segment declined by 19.6% to R$158.0 million during 2014 from R$196.6 million during 2013, while gross margin declined to 5.8% during 2014 from 7.6% during 2013.

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

Gross profit of the USA and Europe segment increased by 38.1% to R$453.0 million during 2014 from R$328.0 million during 2013, and gross margin increased to 5.7% during 2014 from 4.9% during 2013.

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

Selling and Distribution Expenses

Selling and distribution expenses increased by 14.6% during 2014, primarily as a result of higher expenses related to exports, such as storage and demurrage, due to higher export sales volume. Selling and distribution expenses as a percentage of net sales revenue increased to 2.4% during 2014 from 2.3% during 2013.

General and Administrative Expenses

General and administrative expenses increased by 16.3% during 2014, primarily as a result of (1) higher personnel expenses related to wage adjustments granted under the collective bargaining agreement and to the price adjustment in the health insurance policy; and (2) sporadic expenses with institutional marketing, advertising materials and third-party services. General and administrative expenses as a percentage of net sales revenue increased to 2.7% during 2014 from 2.6% during 2013.

Research and Development Expenses

Research and development expenses increased by 10.7% during 2014. Research and development expenses as a percentage of net sales revenue remained stable at 0.3% during 2014 and 2013.

Results from Equity Investments

Results from equity investments was a gain of R$3.9 million in 2014 compared to a loss of R$3.2 million in 2013.

Other Operating Income (Expenses), Net

Other operating income, net was R$14.0 million during 2014, primarily consisting of (1) revenues from the divestment of the water treatment unit in the Southern Complex of R$277.3 million, and (2) revenues from the recognition of credits of subsidiaries to settle installment payment under Federal Law 11,941/09 of R$98.3 million. This revenue was partially offset by (1) allowances for judicial and labor claims of R$132.6 million; (2) depreciation expenses and maintenance costs of R$119.8 million related to idle industrial plants, (3) payments for services to third parties without corresponding evidence of the services being rendered of R$72.3 million, (4) expenses of R$44.3 million related to the Ascent Project, (5) expenses related to provisions for environmental damages of R$30.7 million, and (6) extemporaneous taxes of R$30.6 million.

Other operating expenses, net was R$327.4 million during 2013, primarily consisting of (1) depreciation expenses and maintenance costs of R$110.6 million related to idle industrial plants, (2) expenses related to provisions for environmental damages of R$59.4 million, (3) payments for services to third parties without corresponding evidence of the services being rendered of R$55.5 million, and (4) extemporaneous taxes of R$33.8 million.

Operating Profit (Loss)

As a result of the foregoing:

•	operating profit on a consolidated basis increased by 30.5% during 2014. As a percentage of net sales revenue, operating profit increased to 7.6% during 2014 from 6.5% during 2013;

•	operating profit of the Basic Petrochemical segment declined by 2.8% to R$1,821.1 million during 2014 from R$1,873.9 million during 2013, and the operating margin of the Basic Petrochemical segment declined to 7.1% during 2014 for 7.5% during 2013;

•	operating profit of the Polyolefins segment increased by 37.8% to R$1,883.7 million during 2014 from R$1,367.0 million during 2013, and the operating margin of the Polyolefins segment increased to 10.2% during 2014 from 8.1% during 2013;

•	operating profit of the USA and Europe segment increased to R$75.6 million during 2014 from R$7.5 million during 2013, and the operating margin of the USA and Europe segment increased to 1.0% during 2014 from 0.1% during 2013;

•	operating profit of the Vinyls segment declined by 11.8% to R$10.0 million during 2014 from R$11.3 million during 2013, while the operating margin of the Vinyls segment remained stable at 0.4% during 2014 and 2013; and

•	operating profit of the Chemical Distribution segment declined by 71.6% to R$7.8 million during 2014 from R$27.4 million during 2013, and the operating margin of the Chemical Distribution segment declined to 0.9% during 2014 from 3.1% during 2013.

Financial Expenses

Financial expenses increased by 9.0% to R$2,767.8 million during 2014 from R$2,540.0 million during 2013, primarily as a result of (1) a 16.5% increase in interest expense to R$1,315.9 million during 2014 from R$1,130.0 million during 2013, principally due to the impact from exchange variation on the conversion of interest payable on dollar-denominated debt, and (2) a 27.4% increase in monetary variations on fiscal debts to R$222.1 million during 2014 from R$174.4 million during 2013, principally due to the restatement of the provision for the Petros Plans.

Financial Income

Financial income declined by 54.0% to R$355.4 million during 2014 from R$773.1 million during 2013, primarily as a result of our recording a R$46.2 million loss on exchange variation on monetary assets during 2014 compared to a gain of R$333.4 million during 2013 as a result of a 9.1% depreciation in the average U.S. dollar exchange rate against the real during the year.

Income Tax and Social Contribution

During the Investigation, the specialized law firms Improper Commission Payments. As a result, we recognized errors the Tax Adjustments, determined that these errors were material, and that we would be required to restate our financial statements included in Amendment No. 1, as described in more detail in Note 34.b to our audited consolidated financial statements included in this annual report.

The composite corporate statutory income tax and social contribution rate was 34% during 2014 and 2013. Income tax and social contribution expense increased by 6.6% to R$487.0 million during 2014 and R$457.0 million during 2013.

The effective tax rate applicable to our profit before income tax and social contribution was 45.7% during 2014, primarily as a result of (1) permanent adjustments caused by differences of income tax rates of investments in countries that have a lower tax rate than Brazil, which increased the effective tax rate by approximately 9.5%, and (2) permanent adjustments caused by payments for third-party services, without proving the actual consideration which increased the effective tax rate by approximately 8.3%, the effects of which were partially offset by permanent adjustments caused by a discount on our tax installment payment, established by Law 13,043/2014, which reduced the applicable effective tax rate by 3.9%, and equity in results of investees, which reduced the applicable effective tax rate by 2.2%.

The effective tax rate applicable to our profit before income tax and social contribution was 50.9% during 2013, primarily as a result of (1) permanent adjustments caused by differences of income tax rates of investments in countries that have a lower tax rate than Brazil, which increased the effective tax rate by approximately [15.7]%, and (2) permanent adjustments caused by payments for third-party services, without providing the actual consideration, which increased the effective tax rate by approximately 1.7%, the effects of which were partially offset by permanent adjustments caused by a discount on our tax installment payment, established by Law 13,043/2014, which reduced the applicable effective tax rate by 1.0%

Profit

As a result of the restatements referred in items (1), (2) and (3) in the explanatory note and the factors mentioned above, our profit increased by 31.4% to R$578.2 million, or 1.3% of net sales revenue, during 2014 from R$440.1 million, or 1.1% of net sales revenue, during 2013.

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

During 2015, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of December 31, 2015, our consolidated cash and cash equivalents and short-term financial investments amounted to R$7,458.2 million. As of December 31, 2015, we had net working capital (defined as (1) current assets plus non-current assets held for sale, minus (2) current liabilities plus non-current liabilities held for sale) of R$496.8 million.

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

In addition, we entered into the Braskem Idesa Financing. For more information regarding this facility, see “—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

Cash Flows

The following discussion of our cash flows is based on our restated consolidated statements of cash flows. For further information on the restatement, see note 2.4 to our financial statements included elsewhere in this annual report.

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$7,877.8 million during 2015, R$3,813.0 million during 2014 and R$2,411.6 million during 2013.

Net cash provided by operating activities increased by R$4,064.8 million during 2015 compared to 2014, primarily as a result of (1) our profit before income tax and social contribution of R$4,431.0 million during 2015 compared to R$1,065.2 million during 2014, and (2) an increase in non-cash interest and monetary and exchange variations, net to R$3,182.6 million during 2015 compared to R$1,566.2 million during 2014, primarily as a result of (a) the average depreciation of the real against the U.S. dollar and (b) our designation on May 1, 2013 of part of the liabilities our U.S. dollar-denominated debt instruments as a hedge for our future exports. The effects of these factors were partially offset by the R$1,518.3 million decline in accounts payable to suppliers during 2015 compared to a R$420.8 million decline during 2014, which resulted from the average depreciation of the real against the U.S. dollar, which impacted our contract to purchase certain raw materials.

Net cash provided by operating activities increased by R$1,401.4 million during 2014 compared to 2013, primarily as a result of:

•	the R$484.2 million decline in recoverable taxes during 2014 compared to a R$454.2 million increase during 2013, which principally resulted from monetization of value-added tax on sales and services (ICMS) credits that we had accumulated over the past few years arising mainly from domestic sales subject to deferred taxation and export sales;

•	a R$409.4 million decline in accounts receivable during 2014 compared to a R$474.7 million increase in accounts receivable during 2013, primarily as a result of decline in international prices of thermoplastic resins which led to a decline in revenues from polyethylene, polypropylene and PVC;

•	an increase in non-cash interest and monetary and exchange variations, net to R$1,566.2 million during 2014 compared to R$965.3 million during 2013, primarily as a result of our designation on May 1, 2013 of part of the liabilities our dollar-denominated debt instruments as a hedge for our future exports;

•	the R$499.4 million increase in inventories during 2014 compared to a R$949.5 million increase during 2013, which resulted from the increase in inventories of polyolefins at the end of the year due to weak demand;

•	an decline in cash interest payments to R$356.3 million during 2014 compared to R$710.3 million during 2013; and

•	our profit before income tax and social contribution of R$1,065.2 million during 2014 compared to R$897.1 million during 2013.

The effects of these factors were partially offset by:

•	the R$420.8 million decline in accounts payable to suppliers during 2014 compared to a R$734.3 million increase during 2013, which resulted from the average depreciation of the real against the U.S. dollar, which impacted our contract to purchase certain raw materials;

•	the R$476.6 million decline in taxes and contributions payable during 2014 compared to the R$61.1 million decline during 2013, which resulted from the prepayment of the outstanding balance of installment under the Federal Law 11,941/09 payment program;

•	the effect of a R$277.3 million non-cash gain from the divestment of Distribuidora de Águas Triunfo S.A. recorded in 2014; and

•	the R$261.9 million decline in advances from customers during 2014 compared to the R$6.3 million increase during 2013, which resulted from the settlement in 2014 of transactions in which we had collected advances from customers during 2014.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$4,120.3 million during 2015, R$5,054.1 million during 2014 and R$4,954.2 million during 2013.

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

During 2015:

•	we entered into a revolving credit facility agreement with several international financial institutions under which we borrowed an aggregate principal amount of US$250.0 million in June and July 2015;

•	we received disbursements under a financing agreement with BNDES, in the amounts of R$72.6 million, R$48.0 million and R$292.4 million in the second, third and fourth quarter of 2015, respectively;

•	we entered into an advance on export contracts (adiantamentos sobre contatos de exportação), or ACC, with a local financial institution under which we borrowed an aggregate principal amount of US$50.0 million in October 2015; and

•	Braskem Idesa borrowed US$290.5 million and US$23.6 million from international financial institutions in connection with the financing agreements relating to Project Ethylene XXI in April 2015 and September 2015, respectively.

During 2015, we used cash:

•	to repurchase US$54.1 million, representing all principal amounts and interest outstanding under our 9.38% Notes due 2015

•	to prepay R$100.0 million, representing all principal amounts and interest outstanding under a credit facility agreement entered into in April 2015 with a local financial institution;

•	to pay R$1,009.4 million, representing aggregate principal amounts and interest outstanding under a financing agreement with BNDES; and

•	to make other scheduled payments and prepayments under various of our outstanding debt instruments.

In addition, we used cash to pay dividends in the aggregate amount of R$482.1 million.

During 2014:

•	Braskem Finance Limited issued US$750.0 million aggregate principal amount of 6.450% Notes due 2024 in February 2014 and May 2014;

•	Braskem Idesa borrowed US$465.0 million from international financial institutions in connection with the financing agreements relating to Project Ethylene XXI in April 2014;

•	we entered into a credit facility agreement with an international financial institution under which we borrowed an aggregate principal amount of US$75.0 million in January 2014;

•	we entered into a credit facility agreement with an international financial institution under which we borrowed an aggregate principal amount of US$62.5 million in August 2014;

•	we entered into a credit facility agreement with a local financial institution under which we borrowed an aggregate principal amount of R$100.0 million in September 2014; and

•	we entered into a credit facility agreement with a local financial institution under which we borrowed an aggregate principal amount of R$100.0 million in November 2014.

During 2014, we used cash:

•	to prepay US$50.3 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem Netherlands entered into with an international financial institution in December 2011;

•	to prepay US$50.3 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem Netherlands entered into with an international financial institution in September 2011;

•	to prepay US$50.1 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem Netherlands entered into with an international financial institution in December 2011;

•	to prepay R$299.8 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem S.A. entered into with an international financial institution in October 2013;

•	to prepay US$50.0 million, representing all principal amounts and interest outstanding under three foreign exchange contracts (adiantamento sobre contrato de câmbio) that we entered into with a Brazilian financial institution in December 2013;

•	to prepay US$50.7 million, representing all principal amounts and interest outstanding under an export prepayment agreement that we entered into with a Brazilian financial institution in December 2010;

•	to repurchase US$58.1 million aggregate principal amount of our 8.00% notes due 2017, US$266.1 million aggregate principal amount of our 7.25% notes due 2018 and US$349.8 million aggregate principal amount of our 7.00% notes due 2020 pursuant to tender offers we completed in February 2014 and May 2014; and

•	to make other scheduled payments and prepayments under various of our outstanding debt instruments.

In addition, we used cash to pay dividends in the aggregate amount of R$482.1 million.

During 2013:

•	we borrowed US$200.0 million aggregate principal amount in January 2013 under an export prepayment facility that we entered into with certain international financial institutions in December 2012;

•	we entered into three credit export notes facilities with Brazilian financial institutions in the aggregate amount of R$300.0 million in February 2013;

•	we entered into a credit facility agreement with an international financial institution for an aggregate principal amount of US$90.0 million in March 2013;

•	we entered into a credit facility agreement with an international financial institution for an aggregate principal amount of US$210.0 million in June 2013;

•	Braskem Idesa borrowed US$1,483.9 million aggregate principal amount in July 2013 under the financing agreements that Braskem Idesa entered into in December 2012 to finance the Ethylene XXI project;

•	we entered into several credit export notes facilities with an international financial institution in the aggregate amount of R$163.5 million in August 2013;

•	we entered into a loan agreement with a Brazilian financial institution under which we borrowed an aggregate principal amount of US$70.0 million in September 2013;

•	we received disbursements under a financing agreement with BNDES, in the amounts of R$178.0 million, R$144.1 million and R$188.7 million in October, November and December 2013, respectively;

•	Braskem Idesa borrowed US$546.9 million aggregate principal amount in November 2013 under the financing agreements that Braskem Idesa entered into in December 2012 to finance the Project Ethylene XXI project;

•	we borrowed R$150.0 million under a credit export note facility that we entered into in December 2013 with a Brazilian financial institution; and

•	we entered into a ACC (advance payment on exchange contract) with an international financial institution for an aggregate principal amount of US$50.0 million in December 2013.

During 2013, we used cash:

•	to prepay R$512.7 million, representing all principal amounts and interest outstanding under four export credit note facilities;

•	to prepay R$452.3 million, representing all principal amounts and interest outstanding under two export prepayment facilities;

•	to prepay R$123.6 million, representing all principal amounts and interest outstanding under a financing agreement with BNDES; and

•	to make other scheduled payments and prepayments under several of our outstanding debt instruments.

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

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2015 that have an impact on our liquidity:

	Payments Due by Period
	Less than one Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)
Loans and financings (1)	2,073.0	5,205.8	8,169.8	28,311.3	43,759.9
Braskem Idesa Financing (2)	335.3	1,720.6	2,291.0	11,963.8	16,310.7
Derivatives (3)	57.8	(6.5)	1,191.2	—	1,242.5
Defined benefit actuarial obligation (4)	—	—	—	154.7	154.7
Other payables (5)	112.5	160.8	—	—	273.3
Project Ethylene XXI – EPC (6)	319.4	—	—	—	319.4
Purchase obligations for raw materials (7)	20,778	65,437	72,507	4,395	163,117
Purchase obligations for electric power and gas (7)	1,247	1,918	789	105	4,059

Total contractual obligations	24,923	74,435.7	84,948.0	44,929.8	229,236.5

(1)	Consists of estimated future payments of amortization amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2015 and assuming (i) that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed after 100 years.
(2)	Consists of limited recourse project finance debt, which is repaid solely from the cash generated by the project itself and shareholders provide limited guarantees. For further information, see note 15 of our consolidated financial statements elsewhere in this annual report.
(3)	Consists substantially of foreign exchange swaps that we entered into to offset the variation in the rates of export credit notes contracts. For further information, see note 16.2 of our consolidated financial statements elsewhere in this annual report.

(4)	Consists of the actuarial liabilities related to defined benefit plans Novamont, Braskem Europe and health care plan in Brazil. For further information, see note 21.2 to our consolidated financial statements elsewhere in this annual report.
(5)	Consists of amounts payable to BNDES Participações S.A. as part of the business combination with Braskem Qpar. For further information, see note 22 of our consolidated financial statements elsewhere in this annual report.
(6)	Consists of contractual commitments for the engineering, procurement and construction of Project Ethylene XXI and technology license fee regarding this project, calculated based on estimated future contractual payments and interest and based on the foreign exchange rate in effect as of December 31, 2015.
(7)	Consists of purchase commitments for raw materials and electric power and gas pursuant to binding agreements of the company that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2015.

We are also subject to potential liabilities with respect to tax, labor, distributors and other claims, for which the chances of loss are considered probable, and for which we maintain provisions of R$554.5 million as of December 31, 2015. These proceedings relate primarily to federal income taxes and VAT. See note 20 to our audited consolidated financial statements.

Indebtedness and Financing Strategy

As of December 31, 2015, our total outstanding consolidated indebtedness, net of transaction costs, was R$27,350.5 million, consisting of R$1,970.0 million of short-term indebtedness, including current portion of long-term indebtedness (7.2% of our total indebtedness), and R$25,380.5 million of long-term indebtedness (92.8% of our total indebtedness), in addition to an aggregate amount of R$12,277.4 million (US$3,144.2 million), outstanding as of December 31, 2015 in connection with the Braskem Idesa Financing and in addition to an aggregate amount of R$1,111.6 million (US$284.7 million) outstanding as of December 31, 2015 in connection with derivatives. As of December 31, 2015, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, net of transaction costs and not including derivatives, our real-denominated indebtedness as of December 31, 2015 was R$6,056.7 million (15.3% of our total indebtedness), and our foreign currency-denominated indebtedness was R$33,571.2 million (84.7% of our total indebtedness).

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

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,970.0 million as of December 31, 2015.

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

As of December 31, 2015, R$3,646.7 million of our real-denominated debt and R$409.1 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

As of December 31, 2015, all of our Braskem Idesa Financing was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, some of our rights to repayment under subordinated loans that Braskem S.A. has made to Braskem Idesa and all of the assets of Braskem Idesa.

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

Credit Facilities with BNDES

Term Loan Facilities

We have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used to finance a variety of capital expenditures, including:

•	the construction of our “green” polyethylene facilities;

•	the construction of our new butadiene plant;

•	the construction of our new PVC facilities;

•	quality, productivity, environmental, health and safety projects and maintenance shutdowns at our plants.

The table below sets forth selected information with respect to our BNDES term loan credit facilities as of December 31, 2015.

Facility	Outstanding Principal and Interest	Interest Rate	Amortization Schedule		Final Maturity
	(in millions of reais)
June 2009 credit facility(1)
Cesta de Moedas loans	29.4	Cesta de Moedas plus 2.58%	Monthly		July 2017
TJLP loans	119.2	TJLP plus 0% to 4.78%	Monthly		June 2017
December 2010 credit facility(2)
Cesta de Moedas loans	128.8	Cesta de Moedas plus 2.58%	Monthly		January 2020
TJLP loans	233.2	TJLP plus 0% to 3.58%	Monthly		December 2019
Fixed-rate loans	26.7	5.50%	Monthly		December 2019
November 2011 credit facility(3)
Cesta de Moedas loans	48.4	Cesta de Moedas plus 2.45%	Monthly		January 2021
TJLP loans	96.4	TJLP plus 0% to 3.45%	Monthly		December 2020
August 2014 credit facility(4)
TJLP loans	215.4	TJLP plus 2.78%	Monthly	(5)	March 2021
Fixed-rate loans	6.7	6.0%	Monthly	(5)	March 2021
SELIC loans	160.6	SELIC plus 2.78%	Monthly	(5)	March 2021

(1)	Relates to our “green” polyethylene plant that began operations in September 2010.
(2)	Relates to our PVC plant in Alagoas that began operations in August 2012.
(3)	Relates to our butadiene plant in the Southern Complex that began operations in September 2012.
(4)	Relates to our operational investments and maintenance shutdowns.
(5)	Principal payments on this tranche will commence in April 2016.

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

Although export prepayment facilities have historically accounted for an important part of our financing strategy, as of December 31, 2015, they accounted for only 1.9% of our outstanding indebtedness.

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

In 2015, our total investments in property, plant and equipment and intangible assets totaled R$4,124.0 million, consisting primarily of (1) a capital expenditure of R$1,272 million (excluding capitalized interest) on our various projects and in maintaining and improving our assets; and (2) a R$2,772 million disbursement for our Project Ethylene XXI. Our total investments on property, plant and equipment and intangible assets in 2014 and 2013 totaled R$5,416.1 and R$5,682.2 million, respectively.

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

We and Idesa contributedan aggregate of approximately 38% of the total costs as equity in proportion to our ownership interests in Braskem Idesa, and the remainder was borrowed by Braskem Idesa under project finance arrangements, secured by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks. See “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

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

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Newton Sergio de Souza	August 15, 2001	Chairman of the Board	62
Alfredo Lisboa Ribeiro Tellechea	April 15, 2009	Board Member	59
Alvaro Fernandes da Cunha Filho	November 6, 1997	Board Member	67
Antonio Aparecida de Oliveira	April 30, 2010	Board Member	55
Antonio Britto	July 20, 2006	Board Member	63
Daniel Bezerra Villar	August 27, 2013	Board Member	43
Edson Chil Nobre	April 07, 2016	Board Member	67
Ernani Filgueiras de Carvalho	April 07, 2016	Board Member	66
João Carlos Trigo de Loureiro	April 07, 2016	Board Member	63
Luiz de Mendonça	April 27, 2012	Board Member	52
Marcela Aparecida Drehmer Andrade	August 27, 2013	Board Member	47
Arão Dias Tisser	July 25, 2008	Alternate	40
Carla Gouveia Barretto	April 15, 2009	Alternate	48
José de Freitas Mascarenhas	August 15, 2001	Alternate	74
Luciano Dequech	April 9, 2015	Alternate	40
Marcus Vinicius Magalhães	April 9, 2015	Alternate	53
Mauricio Roberto de Carvalho Ferro	August 13, 2012	Alternate	50
Mauro Motta Figueira	April 27, 2012	Alternate	46
Monica Bahia Odebrecht	January 31, 2011	Alternate	46
Paulo Cézar Fernandes da Silva	April 06, 2016	Alternate	57
Sérgio Bottino	April 06, 2016	Alternate	59
Ticiana Vaz Sampaio Marianetti	April 06, 2016	Alternate	45

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

Alfredo Lisboa Ribeiro Tellechea. Mr. Tellechea was elected to our board of directors as a nominee of Odebrecht. He served as one of the vice president executive officers of Braskem from 2007 to 2009 and headed Braskem’s Polyolefins Units from 2008 to 2009. Mr. Tellechea has previously held a variety of positions in the Ipiranga Group including serving as the chief superintendent of Distribuidora de Produtos de Petróleo Ipiranga from 2002 to 2006, chief superintendent of Ipiranga Petroquímica from 2006 to 2007, and chief executive officer of Companhia Petroquímica do Sul – Copesul, or Copesul, from 2007 until 2008. Mr. Tellechea holds a bachelor’s degree in civil engineering from Pontifícia Universidade Católica do Rio Grande do Sul and a post-graduate degree in marketing from the Escola Superior de Propaganda e Marketing.

Alvaro Fernandes da Cunha Filho. Mr. Cunha Filho was elected to our board of directors as a nominee of Odebrecht. He is currently the president of Valora Participações Ltda., as well as the owner of the Valora Group. Previously from 1973 to 1986 he developed several duties in the Government of Bahia, such as Transportation Coordinator in the Transportation and Communication desk, Superintendent of the Bahia development bank (Banco de Desenvolvimento do Estado da Bahia), President of Embasa and Secretary of the Commerce and Tourism Industry. From 1987 to 2002 was head of the petrochemical sector in the Odebrecht Group. Mr. Cunha Filho holds a bachelor’s degree in civil engineering and a master’s degree in economics from the Federal University of Bahia—UFBA.

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

Daniel Bezerra Villar. Mr. Villar was elected to our board of directors as an alternate member as a nominee of Odebrecht S.A. Mr. Villar is a member of the Odebrecht Group since 1994 and since December 2013 has been responsible for Odebrecht’s human resources. He has worked at Construtora Norberto Odebrecht S.A., or CNO, the engineering branch within the Odebrecht Group, where he headed the company’s Southern Cone infrastructure market (Argentina, Uruguay, Paraguay and Bolivia) between 2006 and 2007, as well as the Libyan infrastructure market between 2008 and 2010. He is currently heading Odebrecht Realizações Imobiliárias’ Rio de Janeiro real estate market, which he joined in 2011. His international background also includes seven years of work experience in Peru and three years in Ecuador. Mr. Villar holds a degree in civil engineering from Pontificia Universidade Católica do Rio de Janeiro in Brazil, or PUC/RJ.

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

Alternate Directors

Arão Dias Tisser. Mr. Tisser was elected as an alternate member of to our board of directors as a nominee of Petrobras. He previously served as a member of our board of directors from May 2008 to July 2008, and was first elected as an alternate member of our board of directors in March 2008. He has been the management coordinator of holdings in petrochemical centers for Petrobras since 2004, and worked in the commercial sector of naphtha and industrial raw materials for Petrobras from February 2001 to October 2004. Mr. Tisser holds a bachelor’s degree in Civil Engineering from UFRJ, a master’s degree in engineering from the Instituto Alberto Luiz Coimbra de Pos-Graduação e Pesquisa de Engenharia, or COPPE, of UFRJ and an LLM in corporate law from the IBMEC—Rio de Janeiro.

Carla Gouveia Barretto. Ms. Barretto joined Odebrecht in 1994 and is currently head of the Planning department of Odebrecht S.A., a company belonging to the same group as the issuer. She obtained a degree in Business Administration with honors from Universidade Salvador (UniFacs) in 1989 and an MBA from Fundação Dom Cabral in Belo Horizonte in 2006. With 20 years of experience in the fields of Controllership, Planning and Human Resources and, more recently, in Business, Ms. Barretto started her career in the external audit team of PriceWaterhouse Coopers in Salvador in 1990. In the Odebrecht Group, she worked at Odebrecht S.A. as head of Planning and Human Resources, at Construtora Norberto Odebrecht as Controller and at Braskem as Controllership Manager of the Polyolefins Unit, all companies belonging to the same group. In recent years, she served as Business Officer, responsible for investments in private properties at Odebrecht Properties, another company in the same group as the issuer.

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

Luciano Dequech. Mr. Dequech was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Dequech has been the legal director of Odebrecht Agroindustrial S.A. since 2007. He previously held the position of legal director of Totvs S.A. from 2006 to 2007; legal manager of Braskem from 2003 to 2006; and attorney and intern for the law firm of Pinheiro Neto Advogados from 2003 to 2009. Mr. Dequech has a degree in Law from the University of São Paulo and obtained a Master’s degree in Civil Law from the same institution, in addition to obtaining an LL.M degree in Corporate Law from Insper, in São Paulo, and completing a specialization course in Consumption Relations Law at the Pontifical Catholic University of São Paulo.

Marcus Vinicius de Oliveira Magalhães. Mr. Magalhães was elected as an alternate member of our board of directors as a nominee of Petrobras. Mr. Magalhães is a senior processing engineer, and he works as a petrochemical refinery Integration manager at Petrobras. He holds a degree in Chemical Engineering from the Military Institute of Engineering.

Mauricio Roberto de Carvalho Ferro. Mr. Ferro was elected to our board of directors as a nominee of Odebrecht. He is currently responsible for the legal team at the Odebrecht group. He also serves in several board positions in subsidiaries and affiliates of Odebrecht S.A. He was responsible for legal and corporate governance at Braskem from 2001 to 2013. He was also a member of the board of directors in several companies such as Cetrel

S.A., Ipirange Petroquímica S.A., Copesul, Politeno Indústria e Comércio S.A., Petroflex Indústria e Comércio S.A., Trikem S.A., Nitrocarbono S.A. and Polialden Petroquímica S.A. He also served as an officer at Copene – Companhia Petroquímica de Camaçari. He worked as a lawyer at the law office of Carlos Eduardo Paladini Cardoso in 1989 also at the law office of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and a master degree from the London School of Economics, University of London.

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

Ticiana Vaz Sampaio Marianetti. Ms. Marianetti graduated in civil engineering from the Federal University of Bahia (UFBA) and earned an MBA from the Haas Business School at the University of California in Berkley. Before taking charge of the financial area of Odebrecht Ambiental in 2008, she held several positions in the Odebrecht Group, in the engineering and finance departments, all companies belonging to the same group as the issuer. Her previous experience includes working for Bechtel Enterprises (USA), Alterra Partners (Costa Rica and UK), both companies operating in the engineering, construction and project management sector, and for Gerens Management Group (Spain).

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

Members of Fiscal Council

Aluizio da Rocha Coelho Neto. Mr. Rocha was elected a member of the Audit Board as representative of Odebrecht in April 2010, Mr. Neto is currently Controller of Construtora Norberto Odebrecht S.A. (CNO), after serving as leader of the International Tax Planning area of the company, which belongs to the same business group of the issuer. From 2002 to 2008, he worked in the tax department of the Company, as Tax Planning Manager. Previously, he worked for 9 years at PricewaterhouseCoopers. Mr. Neto graduated in Accounting from the Federal University of Espírito Santo and holds an MBA in controllership from USP/FIPECAFI.

Cristiano Gadelha Vidal Campelo. Mr. Campelo was elected a member of the Audit Board as representative of Petrobras in April 2016. Mr. Campelo has worked at Petrobras for 10 years, where he has been, since 2012, External Tax Relationship Manager, responsible for managing people and processes associated with tax risks of the Petrobras System, also serving as negotiator and institutional interface with the Secretaries of Treasury of States and Municipalities in the South, Southeast and Midwest regions of Brazil, as well as with trade associations (IBP, SINDICON, FIRJAN, ABRAGET, etc.) and other bodies such as CONFAZ. Between 2014 and 2015, he served as member of the Audit Board of Companhia Maranhense de Gás (GASMAR). He holds a degree in Law and an MBA from Fundação Dom Cabral.

Ismael Campos de Abreu. Elected member of the Audit Board as representative of Odebrecht in 2003, Mr. Abreu has, since April 2011, been Director of Kieppe Participações e Administração Ltda., a company that indirectly holds more than 5% of the same type or class of securities of the Company. Between 1995 and March 2011, he served as controller of Odebrecht S.A., which indirectly holds more than 5% of the same type and class of securities of the Company. Both companies mentioned above are part of the same business group of the issuer. Between 1978 and 1985, he served as manager of the tax consulting division of PricewaterhouseCoopers, between 1986 and 1988 as controller of Corrêa Ribeiro S.A. Comércio e Indústria, between 1989 and 1991 as Manager of the consulting area of Arthur Andersen, and between 1992 and 1995, as partner of Performance Auditoria e Consultoria. He served as member of the Audit Board of Petroflex Indústria e Comércio S.A. until the sale of the Company’s interest in Petroflex Indústria e Comércio S.A. in April 2008. Between March 2006 and March 2008, he served as member of the Audit Board of Copesul. Mr. Abreu graduated in Accounting from Fundação Visconde de Cairú and earned a graduate degree in Economic Engineering from the Inter-American Development Center.

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

Alternate Members of Fiscal Council

Eduardo Seixas. Mr. Seixas has been an employee of Petrobras for over 15 years. He is currently Partnership Control Manager. Mr. Seixas graduated in Accounting from the State University of Rio de Janeiro (UERJ) and earned a master’s in Business Management from FGV and an MBA in Accounting Management from USP. He has completed the following specialization programs: Advanced International Program in Oil and Gas Financial Management from The University of Texas at Dallas (USA) and Exploration & Production Accounting—MDT International (England).

Hubert Georg Dierl. Mr. Dierl has worked for Petrobras for over 30 years in various areas, including oil platforms, development projects and, since 1992 in the finance area. He has held management positions at Petrobras since 2006. Since September 2012 he is Area Manager of the Corporate Finance area. Mr. Dierl graduated in Mechanical and Automotive Engineering from the Military Institute of Engineering (IME), earned a master’s degree in Mechanical Engineering from the Pontifical Catholic University of Rio de Janeiro (PUC/RJ), and has the following specialist qualifications: IAG Master in Finance from the Pontifical Catholic University of Rio de Janeiro and International Executive Programme—Fontainebleau and Singapore – INSEAD.

Ivan Silva Duarte. Mr. Duarte has served as director of Kieppe Participações e Administração LTDA since January 2016, a company of the same business group of the issuer and indirectly holds more than 5% of its capital. Previously he served as manager of KPMG—Auditores Independentes from 1995 to 2001, when he started working as senior manager at PricewaterhouseCoopers Auditores Independentes, where he worked until 2008. Between 2008 and 2015, Mr. Duarte was an executive officer at EAO Empreendimentos Agropecuários e Obras S.A, an

Odebrecht Group company operating in the Agricultural and Food and Beverage segments. Mr. Duarte graduated in Accounting from the University of Salvador (UNIFACS) and holds an MBA in Corporate Finances from the Fundação Getúlio Vargas and an MBA in Entrepreneurship from Babson College in Boston, USA.

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

We currently have the following three permanent committees: (1) the Finance and Investments Committee, (2) the Personnel and Corporate Issues Committee, (3) the Strategy and Communication Committee. The duties of each permanent committee are established by our board of directors. The members of each permanent committee are appointed by our board of directors, solely from among its members and alternate members, and the board of directors also designates the coordinating of each permanent committee. Our board of directors does not delegate the power to take actions on behalf of our company to the permanent committees; rather the role of the permanent committees is to provide analyses of issues in order to assist the full board of directors in its deliberations. In addition, we have established a Compliance Committee and an Ethics Committee, which are not committees of our board of directors, as described below.

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

Compliance Committee

In May 2016, our board of directors approved the establishment of a compliance committee, or the Compliance Committee, which replaced the ad hoc committee that had been created in April 2015 to monitor the Investigation. The Compliance Committee is formed by independent members of our board of directors, and its main objectives are to (1) evaluate internal controls, risk exposure and compliance with applicable laws and regulations, (2) monitor investigations related to ethics complaints, (3) approve and periodically update the Policy on Compliance in Acting Ethically with Integrity and Transparency, which addresses anti-corruption measures and related party transactions, and (4) develop training programs for board members, senior managers and certain employees.

Ethics Committee

Our Ethics Committee supports our Compliance Committee with matters involving the violation of the commitment to ethics, compliance and transparency. Our Ethics Committee is formed by our Chief Compliance Officer and three additional members (preferably vice-presidents in our Legal, Human Resources and Finance areas). The main objectives of our Ethics Committee are to (1) evaluate the results of investigations of ethics complaints, (2) submit to the Compliance Committee proposed revisions to the Policy on Compliance in Acting Ethically with Integrity and Transparency, and (3) provide guidance on questions of ethical conduct and ensure consistent evaluation and treatment of ethical matters.

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

Employees

The following table sets forth the number of our employees by geographic location at the dates indicated.

Number of Employees by Geographic Location	2015	2014	2013
State of Bahia	1,676	1,763	1,811
State of Rio Grande do Sul	1,664	1,732	1,781
State of São Paulo	2,053	2,186	2,109
State of Alagoas	521	530	535
State of Rio de Janeiro	479	457	493
Other Brazilian states	8	2	13

Brazil	6,401	6,670	6,742

Number of Employees by Geographic Location	2015	2014	2013
United States	680	668	624
Germany	175	162	168
Mexico	701	588	524
Other countries	38	38	38

Total	7,995	8,126	8,096

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

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Odebrecht(1)	226,334,623	50.1	79,182,498	23.0	305,517,121	38.3
Petrobras	212,426,952	47.0	75,492,222	21.9	287,919,174	36.1
BNDESPAR	0	0.0	17,008,647	4.9	17,008,647	2.1
All directors, fiscal council members, their alternates and executive officers as a group (38 persons)	0	*	77,036	*	77,036	*

*	less than 1%
(1)	Includes 79,182,486 class A preferred shares held by OSP, a wholly-owned subsidiary of Odebrecht.

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

In August 2013 we entered in a R$226 million sublease agreement with Construtora Norberto Odebrecht S.A., and Abiatar SPE Empreendimentos Imobiliários (as intervening party). In January 2014 this contract was updated by IPCA/IBGE in a new amount R$239 million. This agreement expires in December 31, 2028.

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

PIS and COFINS Tax Assessment Notice

Braskem Petroquímica is involved in several judicial and administrative proceedings related to the payment of PIS and COFINS, including (1) unpaid COFINS from March 1999 to December 2000, February 2001 to March 2002, May 2002 to July 2002 and during September 2002, (2) inappropriately claimed credits due to the additional

1% in the COFINS rate and PIS Decree-Law No. 2,445 and 2,449, and (3) undue compensation of PIS and COFINS debts with PIS credits (Decree-Laws numbers 2.445 e 2.449) which were considered to have expired by the tax authorities; and (4) an omission in the base revenue resulting from exchange gains earned due to successive reductions of our associated capital. As of December 31, 2015, the amount in dispute of these claims was approximately R$ 80.2 million. We challenged these assessment notices because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2015, we have established related provisions in the amount of R$49.3 million.

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

We and our affiliates are involved in several other judicial and administrative proceedings related to the alleged undue compensation of PIS and COFINS debts with the following credits: (1) Corporate Income tax; (2) FINSOCIAL; (3) Tax on net profits; (4) PIS (Decree-Laws numbers 2.445 and 2.449); (5) Cofins. The proceeding are also related to debts of COFINS levied on interest calculated on equity. As of December 31, 2015, the amounts in material disputes relating to PIS and COFINS was approximately R$238 million. The reduction of the amount in dispute when compared to 2014 is due to payments made under tax amnesty programs. We believe that a loss in this claim is possible. As of December 31, 2015, we have not recognized any provision with respect thereto.

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

PRODESIN –ICMS

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

Class Action Claim

In July 2015, two putative class action lawsuits were filed in the United States District Court for the Southern District of New York against our company and certain of our then-current and former officers and directors. The lawsuits were subsequently consolidated under the caption In re Braskem, S.A. Securities Litigation, No. 15-cv-5132. In November 2015, the Lead Plaintiff filed a consolidated class action complaint, which asserted claims under Section 10(b) and Section 20(a) of the Exchange Act, on behalf of a putative class of purchasers of the company’s ADRs from June 1, 2010 to March 11, 2015. The plaintiffs filed an amended complaint in May 2016, which amended the class period to July 15, 2010 to March 11, 2015. We filed a motion to dismiss that amended complaint in July 2016. In an Opinion and Order dated March 31, 2017, the court granted in part and denied in part our motion to dismiss. The claims that remain in the case following the court’s decision allege that the defendants are liable for making misrepresentations and omissions that allegedly concealed a purported scheme by which the company made improper payments in order to receive favorable naphtha pricing from Petrobras. Following the U.S. court’s ruling on the motion to dismiss, the class action is now in the discovery stage. The parties are also currently engaged in settlement negotiationsand have signed a proposed settlement agreement and submitted it to the U.S. court for preliminary approval on September 14, 2017 . Under the terms of the proposed settlement, we would pay US$ 10 million to resolve all claims of a settlement class consisting of purchasers of our ADRs during the period of July 15, 2010 through March 11, 2015, that arise out of or relates to the subject matter of the class action, with the exception of any such claims belonging to purchasers who file, valid and timely, requests to opt out of the settlement class. We have made no admission of any wrongdoing or liability as part of the proposed settlement, and it is subject to a number of conditions, including court approval.

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

Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of approximately US$957 million (equivalent to approximately R$3.1 billion). Of the total fine established in the Global Settlement, our company hasalready paid approximately R$1.3 billion in the following manner:

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

	BM&FBOVESPA				NYSE
	Closing Price per
	Class A Preferred Share				Closing Price per ADS
	High		Low		High		Low
	(in reais)				(in U.S. dollars)
2011	R$	25.00	R$	12.80	US$	32.15	US$	13.91
2012		16.60		10.48		18.58		10.54
2013		21.18		13.32		18.40		13.34
2014		20.61		13.73		17.41		12.30
2015		29.36		9.83		15.01		6.22

	BM&FBOVESPA				NYSE
	Closing Price per
	Class A Preferred Share				Closing Price per ADS
	High		Low		High		Low
	(in reais)				(in U.S. dollars)
2014
First Quarter	R$	20.61	R$	15.45	US$	17.41	US$	12.75
Second Quarter		17.59		14.09		15.72		12.85
Third Quarter		16.20		13.73		14.12		12.30
Fourth Quarter		19.45		16.06		15.44		12.42
2015
First Quarter		17.41		10.35		12.82		6.53
Second Quarter		14.97		10.46		10.03		6.66
Third Quarter		16.80		10.83		8.43		6.42
Fourth Quarter		29.36		17.45		15.01		8.72
2016
First Quarter		27.76		21.85		15.45		11.39

	BM&FBOVESPA				NYSE
	Closing Price per
	Class A Preferred Share				Closing Price per ADS
	High		Low		High		Low
	(in reais)				(in U.S. dollars)
Most Recent Six Months
October 2015	R$	21.78	R$	17.45	US$	11.15	US$	8.72
November 2015		26.49		21.49		14.52		11.25
December 2015		29.36		25.61		15.01		13.10
January 2016		27.76		23.30		13.74		11.45
February 2016		25.85		22.90		13.06		11.39
March 2016		27.50		21.85		15.45		12.62
April 2016		25.49		21.04		14.47		12.25
May 2016 (through May 4)		24.36		23.80		14.00		13.32

Source: Economática Ltda/Bloomberg

On May 4, 2016, the closing sales price of:

•	our class A preferred shares on the BM&FBOVESPA was R$23.80 per share;

•	our class A preferred shares on the LATIBEX was €6.09 per share; and

•	the ADS on the NYSE was US$13.32 per ADS.

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

Regulation of Foreign Investments

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BM&FBOVESPA only in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-

Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls” for further information about Resolution 2,689, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains in Brazil” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

Share Capital

Under the Brazilian Corporation Law, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our class A preferred shares and class B preferred shares, may not exceed fifty percent of total outstanding share capital, however, our by-laws state that such amount shall not exceed two thirds of total outstanding share capital. Each of our common shares entitles its holder to one vote at our shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation. Our class A preferred shares and class B preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “ —Voting Rights” for information regarding the voting rights of our preferred shares, “ —Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profits” and “Item 8. Financial Information—Dividends and Dividend Policy—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

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

This right of withdrawal may be exercised by the holders of the adversely affected common or preferred shares if we decide:

•	to create a new class of our preferred shares with greater privileges than the existing classes of our preferred shares;

•	to increase an existing class of our preferred shares relative to the other classes of our preferred shares (unless such actions are provided for or authorized by our by-laws); or

•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of our preferred shares.

In addition, holders of our common and preferred shares may exercise their right of withdrawal if we decide to undertake any of the following actions:

•	to merge with another company or to consolidate with another company in a transaction in which our company is not the surviving entity;

•	to transfer all of our shares to another company or to acquire all of the shares of another company (incorporação de ações);

•	to participate in a centralized group of companies as defined under the Brazilian Corporation Law;

•	to reduce the mandatory distribution of dividends;

•	to change our corporate purposes; or

•	to spin-off a portion of our company.

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

Since 1997 and in accordance with Law No. 9,249/95 and Law No. 9,430/96, we have been permitted to deduct these distributions for purposes of calculating the CSLL and the corporate income taxes that we owe, provided that each such distribution is approved by our shareholders in a general meeting and complies with the limits established by Brazilian tax legislation.

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

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule—Breakdown by Type of Interest Rate
	As of December 31, 2015
	Expected Maturity Date
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings (excluding debentures) (2):
Fixed rate, denominated in U.S. dollars	543.2	218.2	3.769.8	292.9	2.138.6	11.704.6	18.667.3	16.097.5
Average interest rate	4.6%	8.0%	7.4%	7.9%	7.1%	6.2%
Variable rate, denominated in U.S. dollars	251.2	192.4	731.1	1.441.8	90.2	157.0	2.863.6	2.863.6
Average interest rate (over LIBOR)	2.1%	1.9%	1.6%	1.7%	1.3%	1.1%
Braskem Idesa Financing fixed rate, denominated in U.S. dollars	100.9	192.3	219.7	226.3	255.4	1.995.7	2.990.3	2.990.3
Average interest rate	4.9%	4.9%	4.9%	4.8%	4.8%	4.8%		0.0%
Braskem Idesa Financing variable rate, denominated in U.S. dollars	226.3	518.8	642.8	667.1	788.8	6.616.5	9.460.3	9.460.3
Average interest rate	4.1%	4.0%	3.9%	3.9%	3.9%	4.0%		0.0%
Fixed rate, denominated in reais	467.0	574.6	191.9	160.0	107.6	186.6	1.687.7	1.687.7
Average interest rate	6.9%	7.0%	5.4%	5.6%	6.1%	6.7%
Variable rate, denominated in reais	611.8	517.2	401.4	309.0	173.5	54.3	2.067.3	2.067.3
Average interest rate (over TJLP)	2.9%	2.8%	2.8%	2.8%	2.7%	2.6%
Variable rate, denominated in reais	50.0	151.8	185.1	1.031.7	178.3	145.0	1.741.9	1.741.9
Average interest rate (over CDI)	107.6%	104.8%	105.4%	111.3%	105.6%	105.0%
Variable rate, denominated in reais	81.4	117.8	120.0	116.3	98.0	43.0	576.4	576.4
Average interest rate (over SELIC)	2.7%	2.6%	2.6%	2.6%	2.6%	2.4%
Total loans and financings	2,331.8	2,483.1	6,261.7	4,245.1	3,830.4	20,902.7	40,054.9	37,485.1
Assets:
Cash and cash equivalents and other instruments:
Fixed rate, denominated in foreign currency	4,888.4	—	—	—	—	—	4,888.4	4,888.4
Variable rate, denominated in reais	2,484.7	—	—	—	—	113.9	2,598.7	2,598.7
Total cash and cash equivalents and other investments	7,373.1	—	—	—	—	113.9	7,487.1	7,487.1

1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2015.
(2)	Does not include the aggregate amount of R$426.9 million related to transaction costs

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

The table below provides information about our significant foreign currency exposures:

Payment Schedule—Breakdown by Currency
	As of December 31, 2015 Expected Maturity Date
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans, financings and trade payables:
Loans and financings denominated in U.S. dollars (2)	1,121.6	1,121.7	5,363.4	2,628.1	3,273.0	20,473.8	33,981.6	31,411.8
Accounts payable denominated in U.S. dollars	8,488.5	—	—	—	—	—	8,488.5	8,488.5
Total loans, financings and trade payables	9,610.1	1,121.7	5,363.4	2,628.1	3,273.0	20,473.8	42,470.0	39,900.3
Assets:
Cash and cash equivalents and other investments denominated in foreign currency
Denominated in foreign currency	4,888.4	—	—	—	—	—	4,888.4	4,888.4
Total cash and cash equivalents and other investments	4,888.4	—	—	—	—	—	4,888.4	4,888.4
Hedge Accounting:
Hedge Accounting designated Exports	3,605.1	3,950.9	3,939.1	3,759.5	3,871.3	19,710.5	38,836.3	38,836.3

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2015.
(2)	Does not include the aggregate amount of R$410.4 million related to transaction costs

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2015 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, net of transaction costs, including short-term debt and current portion of long-term debt, was R$33,571.2 million (US$8,597.4 million) as of December 31, 2015 and R$21,515.5 million (US$8,100.1 million) as of December 31, 2014. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. In addition, this indebtedness includes the aggregate amount of R$12,277.4 million (US$3,144.2 million) outstanding as of December 31, 2015 in connection with the Braskem Idesa Financing Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt. Similarly, revenues from future sales and exports partially offset this foreign currency exposure for U.S. dollar-denominated debt, and we therefore adopted hedge accounting treatment to provide a better representation of our actual exposure.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management has identified material weaknesses in our internal control over financial reporting, which we describe in the “Management´s Report on Internal Control over Financial Reporting (Restated)”. In addition, our management has analyzed these material weaknesses, made all necessary adjustments in our consolidated financial statements, and concluded that our consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented, and the impact of all facts known to our management to date has been reflected in the consolidated financial statements.

Disclosure Controls and Procedures

Disclosure controls and procedures refers to the controls and other procedures adopted by us that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015. At the time that our Annual Report on Form 20-F for the year ended December 31, 2015 was filed on May 5, 2016, and at the time that it was subsequently amended on May 9, 2016, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015. Subsequent to those evaluations, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2015 due to the existence of the material weaknesses in our internal control over financial reporting described below.

Management’s Report on Internal Control over Financial Reporting (Restated) and Report of Independent Registered Public Accounting Firm

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2015, we identified the following material weaknesses:

•	Control Environment – Tone at the top: the failure to maintain an effective tone at the top as certain former executives directed or were aware of parallel procedures to override internal controls and allow our company to pay commission for services to export agents without the effective execution of such services.

•	Anti-corruption compliance program and controls: the failure to maintain effective anti-corruption compliance controls and programs designed to prevent and detect violations of the Foreign Corrupt Practices Act of 1977 (FCPA) and other applicable anti-corruption laws. This deficiency resulted in a restatement of the 2015 and 2014 financial statements.

•	Controls related to certain payments: the failure to maintain controls related to manual payments, such as commissions for services to export agents, which permit payments to be made without the appropriate services being rendered by a rightful vendor. This deficiency resulted in a restatement of the 2015 and 2014 financial statements.

•	Controls related to ledger accounts: the failure to maintain monitoring controls, controls over reconciliation and journal entries approval and review over the ledger accounts used to record accruals and payments of commissions to export agents. This deficiency resulted in a restatement of the 2015 and 2014 financial statements.

•	Controls related to ledger accounts: the failure to maintain controls related to the recording of and monitoring over in-transit inventory (naphtha) in the year-end for raw material (naphtha) import operations processed by one of the Company’s consolidated subsidiaries, Braskem Netherlands. This deficiency resulted in a restatement of the 2015 financial statements.

•	Controls related to long-term debt presentation and disclosure: the failure in the design of controls related to non-financial covenants for long-term debt which led to an inadequate classification between long and short-term debt obligations in Braskem’s consolidated subsidiary, Braskem Idesa.

These material weaknesses resulted in restatement of expenses in Income Statement, restatement of Taxes Provisions, restatement of Related Parties disclosure, restatement of inventory and restatement of trade payables.

The material weaknesses could result in a misstatement of Braskem’s account balances or disclosures that would result in a material misstatement to Braskem’s annual or interim consolidated financial statements that would not be prevented or detected.

Our management’s report on internal control over financial reporting is included in this amended annual report on page F-2 and the opinion issued by our independent registered public accounting firm is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on pages F-3 and F-4.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Remediation Efforts

As described below, to enhance our internal control over financial reporting, we are implementing additional internal controls and other compliance actions designed to remediate the previously described material weaknesses and to improve our control environment based on an extensive priority-based work plan. The implementation of some of these internal controls and other compliance actions is ongoing and is expected to continue through 2017. There are several remedial measures we have implemented in 2016 or are in the process of implementation during fiscal year 2017, such as:

(1)	The establishment of the Compliance Committee in May 2016, that is formed by independent members of our Board of Directors, and its main objectives are (i) to evaluate internal controls, risk exposure and compliance with applicable laws and regulations, (ii) to monitor investigations related to ethics complaints, (iii) to approve and periodically update the Policy on Ethics, Compliance and Transparency, which addresses anti-corruption measures and related party transactions and (iv) to develop training programs for board members, senior managers and certain employees. The Compliance Committee is independent from our Board of Executive Officers, reporting directly to our Board of Directors.

(2)	In August 2016, Braskem announced the hiring of an experienced Chief Compliance Officer (CCO). The CCO reports to the Compliance Committee and has as his main duties: (i) monitoring the exposure to risks and internal control systems; (ii) managing the internal audit; (iii) supervising the Ethics Line Channel, (iv) coordinating the Ethics Committee; (v) disseminating the Code of Conduct, (vi) conducting compliance training; and (vii) supervising the corporate policies related to compliance issues.

(3)	Increasing compliance staffing for Internal Controls, Risks Management, Compliance and Internal Audit areas and resources in accordance with Compliance department and program benchmarking.

(4)	Implementation of the Internal Audit area which is responsible for an independent and objective evaluation of processes, check compliance with policies and procedures and verification of controls effectiveness and efficiency.

(5)	Establishing anticorruption clauses for contracts with third parties.

(6)	Approval by our Board of Directors of a Policy on Compliance in Acting Ethically with Integrity and Transparency, which includes our policy on anti-corruption compliance and our Policy on Related Parties Transactions.

(7)	Providing training in 2016, including to our Board of Directors, Senior Management and Legal team (key business decision-makers) and Compliance team, which is focused on reinforcing awareness of best compliance practices and the need for robustness in our internal control environment.

(8)	Implementing planning for a training program for all staff during 2017, based on personal presentations and e-learning tools.

(9)	Issuing companywide (and other more targeted) compliance messaging from our senior management to our personnel.

(10)	Publishing and providing training during 2017 of the Institutional Relations handbook, that regulates our interactions with politicians and other public officials.

(11)	Designing, enhancing and continuing to improve the vendor master data, due diligence, procurement and payment procedures and associated controls.

(12)	Implementing a new set of controls in the last quarter of 2016. Despite our conclusion that these actions are sufficient we also understand that they need to achieve further maturity in execution in order to allow us to consider these deficiencies remediated. The new set of controls include improvements in the processes that presented vulnerabilities in the past, such as over manual journal entries, monitoring of payments of commissions and general ledger to ensure there are sufficient preventive and detective controls to mitigate the risks.

(13)	Implementing controls to improve the posting of entries in the inventory and trade payable for the raw material (naphtha) import process of one of the Company’s consolidated subsidiaries, Braskem Netherlands.

(14)	Re-designing the raw material import process to improve the monitoring of physical inventory in transit from the vendor to Braskem Netherlands and from Braskem Netherlands to Braskem SA.

(15)	Re-designing the covenants monitoring control in order to include more robust information and analyses to ensure the adequate classification of debit obligations into long and short term in Braskem Idesa.

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

	Year Ended December 31,
	2015		2014
	(in millions of reais)
Audit fees(1)	R$	6.9	R$	10.6
Audit-related fees		0.8		2.1
Tax fees(2)		2.8		0.6
All other fees		0.0		0.2

Total fees	R$	10.5	R$	13.5

(1)	Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, interim audits, issuance of comfort letters, procedures as related to audit of income tax provisions and related reserves in connection with the audit and review of financial statements and review of documents filed with the SEC.
(2)	Tax fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for tax compliance reviews.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a)	Financial Statements

(b)	List of Exhibits

Exhibit Number	Exhibit

1.01	By-laws, as amended (English translation) (incorporated by reference to Exhibit 1.1 to Form 20-F of Braskem S.A. filed on May 5, 2016).

2.01	Amended and Restated Deposit Agreement, dated as of March 3, 2008, among Braskem S.A., JP Morgan Chase Bank, N.A. and all Owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on August 12, 2013).

2.02	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.01	Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, and Petrobras Química S.A. – Petroquisa, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation) (incorporated by reference to Exhibit 3.01 to Form 20-F of Braskem S.A. filed on June 1, 2010).

3.02	Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., PETROS—Fundação Petrobras de Seguridade Social and PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.01	Investment Agreement, dated as of January 22, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, Petrobras Química S.A. – Petroquisa, Braskem S.A. and UNIPAR – União de Indústrias Petroquímicas S.A. (English translation) (incorporated by reference to Exhibit 4.02 to Form 20-F of Braskem S.A. filed on June 1, 2010).

4.02	Braskem S.A. Long-Term Incentive Plan (English translation)(incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.03	Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation)(incorporated by reference to Exhibit 4.24 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.04	Naphtha Purchase Agreement, dated as of December 23, 2015, between Petróleo Brasileiro S.A. - Petrobras and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on May 5, 2016).

8.01	List of subsidiaries (incorporated by reference to note 2.1(a) to our audited consolidated financial statements included elsewhere in this annual report).

12.01	Certification of Principal Executive Officer dated October 2, 2017 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).

12.02	Certification of Principal Financial Officer dated October 2, 2017 pursuant to Rules 13a-15(e) and 15d-15(e).

13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated October 2, 2017 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1.01	By-laws, as amended (English translation) (incorporated by reference to Exhibit 1.1 to Form 20-F of Braskem S.A. filed on May 5, 2016).

2.01	Amended and Restated Deposit Agreement, dated as of March 3, 2008, among Braskem S.A., JP Morgan Chase Bank, N.A. and all Owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on August 12, 2013).

2.02	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.01	Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, and Petrobras Química S.A. – Petroquisa, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation) (incorporated by reference to Exhibit 3.01 to Form 20-F of Braskem S.A. filed on June 1, 2010).

3.02	Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., PETROS-Fundação Petrobras de Seguridade Social and PREVI-Caixa de Previdência dos Funcionários do Banco do Brasil (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.01	Investment Agreement, dated as of January 22, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, Petrobras Química S.A. – Petroquisa, Braskem S.A. and UNIPAR – União de Indústrias Petroquímicas S.A. (English translation) (incorporated by reference to Exhibit 4.02 to Form 20-F of Braskem S.A. filed on June 1, 2010).

4.02	Braskem S.A. Long-Term Incentive Plan (English translation)(incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.03	Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation) (incorporated by reference to Exhibit 4.24 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.04	Naphtha Purchase Agreement, dated as of December 23, 2015, between Petróleo Brasileiro S.A. - Petrobras and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on May 5, 2016).

8.01	List of subsidiaries (incorporated by reference to note 2.1(a) to our audited consolidated financial statements included elsewhere in this annual report).

12.01	Certification of Principal Executive Officer dated October 2, 2017 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).

12.02	Certification of Principal Financial Officer dated October 2, 2017 pursuant to Rules 13a-15(e) and 15d-15(e).

13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated October 2, 2017 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 on its behalf.

October 2, 2017

BRASKEM S.A.

By	/s/ Fernando Musa
Name: Fernando Musa
Title: Chief Executive Officer

Management’s Report on Internal Control over Financial Reporting (Restated)

The management of Braskem S.A. (“Braskem” or the “Company”), including the chief executive officer (“CEO”) and the chief financial officer (“CFO”), is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended.

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer, and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In Management’s Report on Internal Control over Financial Reporting included in our original Annual Report on Form 20-F for the year ended December 31, 2015, our management previously concluded that we maintained effective internal control over financial reporting as of December 31, 2015. Management subsequently concluded that the material weaknesses described below existed as of December 31, 2015. As a result, we have concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015. Accordingly, management has restated its report on internal control over financial reporting.

Material Weaknesses in Internal Control over Financial Reporting -

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2015, we identified the following material weaknesses:

•	Control Environment – Tone at the top: the failure to maintain an effective tone at the top as certain former executives directed or were aware of parallel procedures to override internal controls and allow our company to pay commission for services to export agents without the effective execution of such services.

•	Anti-corruption compliance program and controls: the failure to maintain effective anti-corruption compliance controls and programs designed to prevent and detect violations of the Foreign Corrupt Practices Act of 1977 (FCPA) and other applicable anti-corruption laws. This deficiency resulted in a restatement of the 2015 and 2014 financial statements.

•	Controls related to certain payments: the failure to maintain controls related to manual payments, such as commissions for services to export agents, which permit payments to be made without the appropriate services being rendered by a rightful vendor. This deficiency resulted in a restatement of the 2015 and 2014 financial statements.

•	Controls related to ledger accounts: the failure to maintain monitoring controls, controls over reconciliation and journal entries approval and review over the ledger accounts used to record accruals and payments of commissions to export agents. This deficiency resulted in a restatement of the 2015 and 2014 financial statements.

•	Controls related to ledger accounts: the failure to maintain controls related to the recording of and monitoring over in-transit inventory (naphtha) in the year-end for raw material (naphtha) import operations processed by one of the Company’s consolidated subsidiaries, Braskem Netherlands. This deficiency resulted in a restatement of the 2015 financial statements.

•	Controls related to long-term debt presentation and disclosure: the failure in the design of controls related to non-financial covenants for long-term debt which led to an inadequate classification between long and short-term debt obligations in Braskem’s consolidated subsidiary, Braskem Idesa.

These material weaknesses resulted in restatement of expenses in Income Statement, restatement of Taxes Provisions, restatement of Related Parties disclosure, restatement of inventory and restatement of trade payables.

The material weaknesses could result in a misstatement of Braskem’s account balances or disclosures that would result in a material misstatement to Braskem’s annual or interim consolidated financial statements that would not be prevented or detected.

Attestation report of the registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

October 2, 2017

By:	/s/ Fernando Musa	By:	/s/ Pedro van Langendonck Teixeira de Freitas
Name:	Fernando Musa	Name:	Pedro van Langendonck Teixeira de Freitas
Title:	Chief Executive Officer	Title:	Chief Financial Officer

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of Braskem S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Braskem S.A and its subsidiaries (the “Company”) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management and we previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2015. However, management has subsequently determined the following material weaknesses in internal control over financial reporting existed as of that date: (i) failure in the tone at the top as certain former executives directed or were aware of parallel procedures to override internal controls and allow the company to pay commission for services to export agents without the effective execution of such services; (ii) failure to maintain effective anti-corruption compliance controls and programs designed to prevent and detect violations of the Foreign Corrupt Practices Act of 1977 (FCPA) and other applicable anti-corruption laws; (iii) failure to maintain effective controls related to manual payments, such as commissions for services to export agents, which permit payments to be made without the appropriate services being rendered by a rightful vendor; (iv) failure to maintain effective monitoring controls, controls over reconciliation and journal entries approval and review over the ledger accounts used to record accruals and payments of commissions to export agents; (v) failure to maintain controls related to the recording of and monitoring over in-transit inventory in the year-end for raw material import operations processed by one of the Company’s consolidated subsidiaries, Braskem Netherlands and (vi) failure in the design of controls related to non-financial covenants for long-term debt which led to an inadequate classification between long and short-term debt obligations in Braskem’s consolidated subsidiary, Braskem Idesa. Accordingly, management’s report has been restated and our present opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because the above material weaknesses in internal control over financial reporting existed as of that date.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page F-2 in the Company’s 2015 Form 20-F. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public

Braskem S.A.

Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2.4 to the consolidated financial statements, the Company has restated its 2015, 2014 and 2013 consolidated financial statements to reflect primarily taxes which were due from prior years and that were recognized fiscally and paid in 2016 in the amount of R$ 251,917 thousand, R$ 229,311 thousand and R$126,717 thousand respectively and R$ 30,268 thousand and R$ 20,015 thousand respectively as an adjustment to the account Deferred Income Tax and Social Contribution.

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

/s/ PricewaterhouseCoopers

Auditores Independentes

Salvador, Brazil, February 17, 2016, except for the effects of the restatement discussed in Note 2.4 to the consolidated financial statements and the matters described in Management’s Report on Internal Control Over Financial Reporting, as to which the date is October 2, 2017

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

			Restated
Assets	Note		2015	2014	1/1/2014
Current assets
Cash and cash equivalents	5		7,043,262	3,891,271	4,289,651
Financial investments	6		414,893	194,431	132,927
Trade accounts receivable	7		2,755,708	2,409,146	2,792,337
Inventories	8		6,108,697	5,619,322	5,055,680
Taxes recoverable	10		1,312,341	2,152,121	2,256,814
Dividends and interest on capital			1,998		150
Prepaid expenses			166,170	99,469	62,997
Related parties	9		10,507	66,616	124,487
Derivatives operations	16.2		53,662	33,555	34,101
Other receivables			272,530	282,213	236,333

			18,139,768	14,748,144	14,985,477

Non-current assets held for sale	1	(a)			37,681
			18,139,768	14,748,144	15,023,158

Non-current assets
Financial investments	6		46,193	42,494	20,779
Trade accounts receivable	7		19,822	25,050	61,875
Advances to suppliers	8		135,046	68,988	116,714
Taxes recoverable	10		1,317,760	1,059,132	1,299,694
Deferred income tax and social contribution	19		3,204,666	886,081	1,124,148
Judicial deposits			277,093	230,945	209,910
Related parties	9		144,633	138,501	133,649
Insurance claims			63,199	143,932	139,497
Derivatives operations	16.2		12,280	39,350	137,345
Other receivables			192,193	86,024	134,721
Investments in subsidiaries and jointly-controlled investments	11		82,290	120,024	115,385
Other investments			4,064	6,511	6,501
Property, plant and equipment	12		34,100,289	29,070,958	25,409,190
Intangible assets	13		2,887,604	2,835,728	2,912,630

			42,487,132	34,753,718	31,822,038

Total assets			60,626,900	49,501,862	46,845,196

The Management notes are an integral part of the financial statements.

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais	Continued

		Restated
Liabilities and shareholders’ equity	Note	2015	2014	1/1/2014
Current liabilities
Trade payables		12,373,555	10,839,875	10,410,469
Borrowings	14	1,969,993	1,419,470	1,249,572
Project finance	15	302,266	26,462	25,745
Derivatives operations	16.2	57,760	95,626	95,123
Payroll and related charges		610,286	533,373	490,816
Taxes payable	17	1,003,273	233,434	462,933
Dividends		753,668	215,888	131,799
Advances from customers		119,680	99,750	297,403
Sundry provisions	20	93,942	88,547	105,856
Post-employment benefits	21		336,357	158,137
Other payables	22	358,572	197,808	172,852

		17,642,995	14,086,590	13,600,705

Non-current liabilities
Trade payables		57,148
Borrowings	14	25,380,518	18,926,729	17,362,855
Project finance	15	11,975,167	7,551,033	4,705,661
Derivatives operations	16.2	1,119,741	594,383	381,364
Taxes payable	17	26,716	260,010	1,029,592
Loan to non-controlling shareholder of Braskem Idesa	18	1,538,784	792,188	370,420
Deferred income tax and social contribution	19	772,828	627,011	892,081
Post-employment benefits	21	170,237	114,478	70,263
Advances from customers		31,116	88,402	152,635
Sundry provisions	20	653,972	505,677	449,694
Other payables	22	312,189	358,303	290,182

		42,038,416	29,818,214	25,704,747

Shareholders’ equity	24
Capital		8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430
Revenue reserves		2,882,019	736,180	410,149
Other comprehensive income		(9,060,710)	(2,943,172)	(1,104,173)
Treasury shares		(49,819)	(48,892)	(48,892)
Accumulated loss		(416,768)	(278,177)	(130,108)

Total attributable to the Company’s shareholders		1,630,374	5,741,591	7,402,628

Non-controlling interest in Braskem Idesa		(684,885)	(144,533)	137,116

		945,489	5,597,058	7,539,744

Total liabilities and shareholders’ equity		60,626,900	49,501,862	46,845,196

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais, except earnings per share

			Restated
	Note		2015	2014	2013
Net sales revenue	26		47,562,360	45,757,014	40,928,872
Cost of products sold			(37,238,388)	(39,831,028)	(35,794,661)

Gross profit			10,323,972	5,925,986	5,134,211

Income (expenses)
Selling and distribution	30		(1,122,012)	(1,083,501)	(945,235)
General and administrative	30		(1,339,797)	(1,254,659)	(1,078,735)
Research and development	30		(169,635)	(128,133)	(115,682)
Results from equity investments	11	(c)	2,219	3,929	(3,223)
Other operating income (expenses), net	28		(756,233)	13,990	(327,351)

Operating profit			6,938,514	3,477,612	2,663,985

Financial results	29
Financial expenses			(4,206,489)	(2,767,824)	(2,540,002)
Financial income			1,698,963	355,430	773,138

			(2,507,526)	(2,412,394)	(1,766,864)

Profit before income tax and social contribution			4,430,988	1,065,218	897,121

Current and deferred income tax and social contribution	19		(1,670,799)	(486,986)	(457,034)

			(1,670,799)	(486,986)	(457,034)
Profit for the year			2,760,189	578,232	440,087

Attributable to:
Company’s shareholders			3,001,720	715,995	442,746
Non-controlling interest in Braskem Idesa			(241,531)	(137,763)	(2,659)

Profit for the year			2,760,189	578,232	440,087

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais	Continued

			Restated
	Note		2015	2014	2013
Profit for the year			2,760,189	578,232	440,087
Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge			(621,991)	(352,700)	(127,520)
Income tax and social contribution			206,315	116,532	40,120
Fair value of cash flow hedge from jointly-controlled			2,295

			(413,381)	(236,168)	(87,400)
Exchange variation of foreign sales hedge - Parent company	16.3	(a.i)	(8,437,079)	(2,119,069)	(2,303,540)
Income tax and social contribution on exchange variation - Parent company			2,868,607	720,483	783,204
Exchange variation of foreign sales hedge - Braskem Idesa	16.3	(a.ii)	(1,589,544)	(656,783)
Income tax on exchange variation - Braskem Idesa			476,518	197,035

			(6,681,498)	(1,858,334)	(1,520,336)
Foreign subsidiaries currency translation adjustment			653,349	147,272	220,792

Total			(6,441,530)	(1,947,230)	(1,386,944)

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial (loss) gain			(849)		169
Post-employment plans - Health plan			(8,280)	(7,452)	(5,962)

Total			(9,129)	(7,452)	(5,793)

Total comprehensive loss for the year			(3,690,470)	(1,376,450)	(952,650)

Attributable to:
Company’s shareholders			(3,087,616)	(1,094,801)	(963,632)
Non-controlling interest in Braskem Idesa			(602,854)	(281,649)	10,982

Total comprehensive loss for the year			(3,690,470)	(1,376,450)	(952,650)

			Basic and diluted
	Note		2015	2014	2013
				Restated	Restated
Profit per share attributable to the shareholders of the Company at the end of the year (R$)	25
Earnings per share - common			3.7732	0.8996	0.5180
Earnings per share - preferred shares class “A”			3.7731	0.8996	0.6062
Earnings per share - preferred shares class “B”			0.6065	0.6062	0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders’ interest
				Revenue reserves						Total
	Note	Capital	Capital reserve	Legal reserve	Retention of profits	Additional dividends proposed	Other comprehensive income	Treasury shares	Retained earnings	Braskem shareholders’ interest	Non-controlling interest in Braskem Idesa	Total shareholders’ equity
Opening balance at January 1, 2013 (restated)		8,043,222	797,979				332,369	(48,892)	(628,706)	8,495,972	87,813	8,583,785

Comprehensive income for the year:
Profit for the year (restated)									442,746	442,746	(2,659)	440,087
Exchange variation of foreign sales hedge, net of taxes							(1,520,336)			(1,520,336)		(1,520,336)
Fair value of cash flow hedge, net of taxes							(85,020)			(85,020)	(2,380)	(87,400)
Foreign currency translation adjustment (restated)							204,771			204,771	16,021	220,792

							(1,400,585)		442,746	(957,839)	10,982	(946,857)
Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes							(27,236)		27,236
Realization of additional property, plant and equipment price-level restatement, net of taxes							(967)		967
Actuarial gain with post-employment benefits, net of taxes							169			169		169
Post-employment plans - Health plan (restated)							(5,962)			(5,962)		(5,962)

							(33,996)		28,203	(5,793)		(5,793)
Contributions and distributions to shareholders:
Absorption of losses			(565,549)						565,549
Capital loss from non-controlling interest in Braskem Idesa											38,321	38,321
Loss on interest in subsidiary							(1,961)			(1,961)		(1,961)
Legal reserve				26,895					(26,895)
Mandatory minimum dividends									(127,751)	(127,751)		(127,751)
Additional dividends proposed						354,842			(354,842)
Retained earnings					28,412				(28,412)

			(565,549)	26,895	28,412	354,842	(1,961)		27,649	(129,712)	38,321	(91,391)

At December 31, 2013 (restated)		8,043,222	232,430	26,895	28,412	354,842	(1,104,173)	(48,892)	(130,108)	7,402,628	137,116	7,539,744

Comprehensive income for the year:
Profit for the year (restated)									715,995	715,995	(137,763)	578,232
Exchange variation of foreign sales hedge, net of taxes							(1,743,396)			(1,743,396)	(114,938)	(1,858,334)
Fair value of cash flow hedge, net of taxes							(204,647)			(204,647)	(31,521)	(236,168)
Foreign currency translation adjustment (restated)							144,699			144,699	2,573	147,272

							(1,803,344)		715,995	(1,087,349)	(281,649)	(1,368,998)
Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes							(27,238)		27,238
Realization of deemed cost of jointly-controlled investment, net of taxes							(965)		965
Post-employment plans - Health plan (restated)							(7,452)			(7,452)		(7,452)

							(35,655)		28,203	(7,452)		(7,452)
Contributions and distributions to shareholders:
Prescribed dividends									682	682		682
Additional dividends approved by the General Meeting						(354,842)				(354,842)		(354,842)
Legal reserve				44,647					(44,647)
Mandatory minimum dividends									(212,076)	(212,076)		(212,076)
Additional dividends proposed						270,517			(270,517)
Retained earnings					365,709				(365,709)

				44,647	365,709	(84,325)			(892,267)	(566,236)		(566,236)

At December 31, 2014 (restated)		8,043,222	232,430	71,542	394,121	270,517	(2,943,172)	(48,892)	(278,177)	5,741,591	(144,533)	5,597,058

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais	Continued

			Attributed to shareholders’ interest
					Revenue reserves						Total
	Note		Capital	Capital reserve	Legal reserve	Retention of profits	Additional dividends proposed	Other comprehensive income	Treasury shares	Retained earnings	Braskem shareholders’ interest	Non-controlling interest in Braskem Idesa	Total shareholders’ equity
At December 31, 2014 (restated)			8,043,222	232,430	71,542	394,121	270,517	(2,943,172)	(48,892)	(278,177)	5,741,591	(144,533)	5,597,058

Comprehensive income for the year:
Profit for the year (restated)										3,001,720	3,001,720	(241,531)	2,760,189
Exchange variation of foreign sales hedge, net of taxes								(6,403,241)			(6,403,241)	(278,257)	(6,681,498)
Fair value of cash flow hedge, net of taxes (restated)								(395,729)			(395,729)	(17,652)	(413,381)
Foreign currency translation adjustment (restated)								718,763			718,763	(65,414)	653,349

								(6,080,207)		3,001,720	(3,078,487)	(602,854)	(3,681,341)
Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes								(966)		966
Actuarial loss with post-employment benefits, net of taxes								(849)			(849)		(849)
Post-employment plans - Health plan (restated)								(8,280)			(8,280)		(8,280)

								(37,331)		28,202	(9,129)		(9,129)
Contributions and distributions to shareholders:
Capital increase												62,502	62,502
Repurchase of treasury shares	24	(b)							(927)		(927)		(927)
Prescribed dividends										479	479		479
Additional dividends approved by the General Meeting							(270,517)				(270,517)		(270,517)
Legal reserve	24	(f.1)			158,450					(158,450)
Proposed dividends	24	(f.1)					247,364			(1,000,000)	(752,636)		(752,636)
Retained earnings	24	(f.1)				2,010,542				(2,010,542)

					158,450	2,010,542	(23,153)		(927)	(3,168,513)	(1,023,601)	62,502	(961,099)

At December 31, 2015 (restated)			8,043,222	232,430	229,992	2,404,663	247,364	(9,060,710)	(49,819)	(416,768)	1,630,374	(684,885)	945,489

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

			Restated
	Note		2015	2014	2013
Profit before income tax and social contribution			4,430,988	1,065,218	897,121
Adjustments for reconciliation of profit
Depreciation, amortization and depletion			2,125,796	2,059,450	2,059,451
Results from equity investments	11	(c)	(2,219)	(3,929)	3,223
Interest and monetary and exchange variations, net			3,182,577	1,566,159	965,265
Gain from divestment in subsidiary	28			(277,338)
Other			130,758	9,805	9,175

			9,867,900	4,419,365	3,934,235

Changes in operating working capital
Held-for-trading financial investments			(144,955)	(68,670)	54,612
Trade accounts receivable			(342,616)	409,370	(474,668)
Inventories			(501,734)	(499,440)	(949,522)
Taxes recoverable			841,908	484,248	(454,234)
Prepaid expenses			(66,701)	(36,472)	(8,915)
Other receivables			(10,174)	35,096	1,629
Trade payables			(1,518,288)	(420,793)	734,335
Taxes payable			220,226	(476,062)	(61,081)
Advances from customers			(37,356)	(261,886)	6,344
Sundry provisions			153,690	38,674	139,858
Other payables			734,351	749,156	304,981

Cash from operations			9,196,251	4,372,586	3,227,574

Interest paid			(1,034,811)	(356,333)	(710,297)
Project finance - transactions costs paid			(51,355)	(65,098)	(50,866)
Income tax and social contribution paid			(232,302)	(138,144)	(54,828)

Net cash generated by operating activities			7,877,783	3,813,011	2,411,583

Proceeds from the sale of fixed assets			1,282	10,646	2,576
Proceeds from the sale of investments	1	(a)		315,000	689,868
Cash effect of discontinued operations					9,985
Acquisitions of investments in subsidiaries and associates				(55)	(86)
Acquisitions to property, plant and equipment	(i	) 12(a)	(4,103,882)	(5,378,803)	(5,656,440)
Acquisitions of intangible assets	13		(20,106)	(30,269)	(25,748)
Held-for-maturity financial investments			2,441	29,380	25,645

Net cash used in investing activities			(4,120,265)	(5,054,101)	(4,954,200)

Short-term and long-term debt
Obtained borrowings			5,481,546	6,174,678	6,317,022
Payments of borrowings			(6,087,217)	(6,692,638)	(7,300,718)
Project finance	15
Obtained funds			1,501,939	1,894,507	4,562,343
Payments			(510,715)
Non-controlling interests in Braskem Idesa					35,628
Dividends paid			(482,117)	(482,147)	(35)
Repurchase of treasury shares			(927)

Net cash provided by (used in) financing activities			(97,491)	894,400	3,614,240

Exchange variation on cash of foreign subsidiaries			(508,036)	(51,690)	(69,594)

Increase (decrease) in cash and cash equivalents			3,151,991	(398,380)	1,002,029

Represented by
Cash and cash equivalents at the beginning for the year			3,891,271	4,289,651	3,287,622
Cash and cash equivalents at the end for the year			7,043,262	3,891,271	4,289,651

Increase (decrease) in cash and cash equivalents			3,151,991	(398,380)	1,002,029

(i)	Includes capitalized financial charges paid: 2015 - R$786,063 (2014 - R$623,162 and 2013 - R$362,528).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Management notes to the restated financial statements

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

The principal accounting policies applied consistently in the preparation of these restated financial statements are described in the notes of the items on which they have impacts.

2.1	Basis of preparation and presentation of the restated financial statements

The restated financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of these restated financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The issue of these restated financial statements was authorized by the Executive Director on September 29, 2017.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

2.1.1	Restated consolidated financial statements

These restated consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards “IFRS” issued by the International Accounting Standards Board “IASB”.

All the restated financial statements’ relevant information are properly supported and correspond to the information used by Management in the Company’s management.

(a)	Consolidation

The restated consolidated financial statements comprise the restated financial statements of the Braskem S.A. and the following entities:

			Total and voting interest - %
			Headquarters	2015	2014	2013
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda (“Alclor”)			Brazil	100.00	100.00	100.00
Braskem America Finance Company (“Braskem America Finance”)			USA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)			USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)			Argentina	100.00	100.00	100.00
Braskem International GmbH (“Braskem Austria”)			Austria	100.00	100.00	100.00
Braskem Austria Finance GmbH (“Braskem Austria Finance”)			Austria	100.00	100.00	100.00
Braskem Chile Ltda. (“Braskem Chile”)	(i	)	Chile			100.00
Braskem Europe GmbH (“Braskem Alemanha”)			Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)			Cayman Islands	100.00	100.00	100.00
Braskem Idesa			Mexico	75.00	75.00	75.00
Braskem Idesa Servicios S.A. de CV (“Braskem Idesa Serviços”)			Mexico	75.00	75.00	75.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)	(ii	)	Brazil		100.00	100.00
Braskem Incoporated Limited (“Braskem Inc”)			Cayman Islands	100.00	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM (“Braskem México Sofom”)			Mexico	100.00
Braskem Mexico, S. de RL de CV (“Braskem México”)			Mexico	100.00	100.00	100.00
Braskem Mexico Servicios S. RL de CV (“Braskem México Serviços”)			Mexico	100.00	100.00	100.00
Braskem Holanda			Netherlands	100.00	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)			Netherlands	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)			Netherlands	100.00
Braskem Participações S.A. (“Braskem Participações”)	(ii	)	Brazil		100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)			Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. (“Braskem Espanha”)	(iii	)	Spain		100.00	100.00
Braskem Petroquímica Ltda. (“Braskem Petroquímica”)			Brazil	100.00	100.00	100.00
Braskem Qpar S.A. (“Braskem Qpar”)	(i	)	Brazil			100.00
Quantiq Distribuidora Ltda. (“Quantiq”)			Brazil	100.00	100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)			Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)			Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(iv	)	Uruguay		100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	(ii	)	Brazil		100.00	100.00

Specific Purpose Entity (“SPE”)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)			Brazil	100.00	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo (“FIM Júpiter”)			Brazil	100.00	100.00	100.00

(i)	Merged in December 2014.
(ii)	Merged in February 2015.
(iii)	Dissolved in September 2015.
(iv)	Dissolved in March 2015.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

2.2	Foreign currency translation

(a)	Functional and presentation currency

The functional and presentation currency of the Company is the Brazilian real.

(b)	Functional currency other than the Brazilian real

Some subsidiaries have a different functional currency from that of the Braskem S.A., as follows:

Functional currency
Subsidiaries
Braskem Alemanha, Braskem Austria and Braskem Austria Finance			Euro
Braskem America, Braskem America Finance, Braskem Holanda Finance, Braskem Holanda Inc and Braskem México Sofom			U.S.dollar
Braskem Holanda	(i	)	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México and Braskem México Serviços			Mexican peso

(i)	Two events determined the change of the functional currency of the subsidiary Braskem Holanda from Brazilian real to U.S. dollar as of 2015. The first was the definition of Braskem Holanda as the party responsible for the purchase and sale of naphtha and basic petrochemicals produced by Braskem in the export markets, which is fully made in U.S. dollar, with its own administrative and commercial structure. The second event was the creation of two wholly-owned subsidiaries of Braskem Holanda to raise funds in the international financial market and transfer these funds to the Braskem S.A. and its subsidiaries in Brazil and abroad. These financial transactions are conducted in U.S. dollar. Thus, Management decided to change prospectively the functional currency of Braskem Holanda as of January 1, 2015. Assets, liabilities, capital and other items comprising the shareholders’ equity of Braskem Holanda whose functional currency was the Brazilian real on December 31, 2014 were converted into U.S. dollar at a fixed exchange rate of US$1 to R$2.6562 on December 31, 2014.

The other subsidiaries adopt the Brazilian real as functional currency.

(c)	Exchange variation effects

The main effects from exchange variation that impacted these restated financial statements are shown below:

	End of period rate at December 31			Average rate
	2015	2014	Variation	2015	2014	2013	Variation
U.S. dollar - Brazilizan real	3.9048	2.6562	47.01%	3.3387	2.3547	2.1605	41.79%
U.S. dollar - Mexican peso	17.3700	14.7180	18.02%	15.8846	13.3113	12.7692	19.33%
U.S. dollar - Euro	0.9187	0.8231	11.61%	0.9019	0.7545	0.7532	19.55%

2.3	New or revised pronouncements that are not yet effective

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

IFRS 16 – “Leases” – the new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. This standard will be adopted as from January 2019. Management is yet to assess IFRS 16’s full impact.

2.4	Restatement of previously issued financial statements

(i)	Restatement of Expenses in Income Statement

During the investigation mentioned in the note 23(d), were identified payments for services to without corresponding evidence of the services being rendered (Note 34.1(b)). These payments were reclassified from “Selling and Distribution” expenses, as originally reported, to “Other Income (Expenses)” in the income statements and the financial statements have been restated to reflect this reclassification. Additionally, the Note 9 Related parties was restated to consider such payments as related parties. The amounts reclassified are as follows: 2013 – R$55,514; 2014 – R$72,299.

(ii)	Restatement of Taxes Provisions

As informed in Note 34(b), between 2006 and 2014 the Company made payments to certain companies without any corresponding evidence of services actually provided. These payments were initially taxed at zero rate of income tax at source (IRF) and considered as deductible for income tax (IR) and social contribution on profit (CSL). Upon the identification from the lack of corresponding provision of services, the Management of Braskem determined the payment of all taxes owed and a revision of deferred income tax and social contribution. The main tax assessed was the IRF with a rate of 35%. In addition, these payments were considered as non-deductible for the purpose of calculating IR and CSL. The amounts involved in this matter are disclosed in Note 34(b).

Due to the payments without corresponding services provided and the consequent tax impacts, the financial statements for 2015, 2014 and 2013 are retrospectively restated. This restatement is due to material error and, for this reason, was included in these financial statements the opening balance sheet on January 1, 2015, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The impact of these provisions are being demonstrated in the column “Adjustment—Tax provisions” in the financial statements contained in this Note.

(iii)	Other adjustments

In view of the restatement of these financial statements, the Management of Braskem decided to recognize other adjustments in prior years. The impact of these adjustments are being demonstrated in the column “Adjustments – Other” in the financial statements contained in this Note.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The effects of the restatement are demonstrated below:

2015 - Balance sheet:

	2015
		Adjustments
Assets	Published	Tax provisions		Other		Restated
Current assets
Cash and cash equivalents	7,439,723			(396,461	)(a)	7,043,262
Financial investments	1,172			413,721	(b)	414,893
Trade accounts receivable	2,735,144			20,564	(c)	2,755,708
Inventories	5,517,206			591,491	(d)	6,108,697
Taxes recoverable	1,272,004			40,337	(e)	1,312,341
Other receivables	300,901			(28,371	)(f)	272,530
Other assets	232,337					232,337

	17,498,487			641,281		18,139,768

Non-current assets
Deferred income tax and social contribution	3,226,507	(30,268	)(a)	8,427	(g)	3,204,666
Taxes recoverable	1,304,056	13,704	(b)			1,317,760
Other receivables	298,057			(105,864	)(h)	192,193
Property, plant and equipment	33,961,963			138,326	(i)	34,100,289
Other assets	3,672,224					3,672,224

	42,462,807	(16,564)		40,889		42,487,132

Total assets	59,961,294	(16,564)		682,170		60,626,900

Liabilities and shareholders’ equity
Current liabilities
Trade payables	11,698,695			674,860	(j)	12,373,555
Borrowings	1,968,540			1,453	(k)	1,969,993
Payroll and related charges	605,059			5,227	(l)	610,286
Taxes payable	744,660	251,917	(c)	6,696	(m)	1,003,273
Other liabilities	1,665,275			20,613	(n)	1,685,888

	16,682,229	251,917		708,849		17,642,995

Non-current liabilities
Borrowings	25,370,260			10,258	(o)	25,380,518
Derivatives operations	1,184,741			(65,000	)(p)	1,119,741
Deferred income tax and social contribution	731,241			41,587	(q)	772,828
Post-employment benefits	154,707			15,530	(r)	170,237
Other payables	217,502			94,687	(s)	312,189
Other liabilities	14,282,903					14,282,903

	41,941,354			97,062		42,038,416

Sharcholders’ equity
Other comprehensive income	(9,085,256)			24,546	(t)	(9,060,710)
Accumulated loss		(268,481	)(d)	(148,287	)(u)	(416,768)
Other	11,107,852					11,107,852

Total attributable to the Company’s shareholders	2,022,596	(268,481)		(123,741)		1,630,374

Non-controlling interest in Braskem Idesa	(684,885)					(684,885)

	1,337,711	(268,481)		(123,741)		945,489

Total liabilities and shareholders’ equity	59,961,294	(16,564)		682,170		60,626,900

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)	Refers to the reduction of deferred income tax and social contribution on tax losses and negative basis, in the amount of R$30,268.
(b)	Related to the anticipation of income tax and social contribution for the year 2013 in the amount of R$13,704.
(c)	These adjustments result from: (i) R$171,368 referring to payment of income tax at source on remittance of funds abroad at the rate of 35%; (ii) R$60,546 referring to payment related to REFIS installment payment; and (iii) R$20,003 related to the payment of the principal amount of anticipated of income tax and social contribution.
(d)	Related to corresponding entries of the adjustments mentioned in items (a), (b) and (c), above.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)	Refers, mainly, to the reclassification of R$413,721 to “financial investments” and other immaterial reclassifications to “other payables” and “other receivables”.
(b)	Refers to the reclassification of “cash and cash equivalents” of Brazilian government bonds (Letras Financeiras do Tesouro - LFT) whose original maturity exceeds three months, immediate liquidity and realization is expected in the short term.
(c)	Refers, mainly, to: (i) decrease of R$146,852 in accounts receivable due to revenue of 2016 recognized by error in 2015, and (ii) increase of R$157,227 due to revenue of 2015 recognized by error in 2016.
(d)	Refers, mainly, to: (i) increase in the balance of inventories of R$101,575, due to error arising in recognition of sales mentioned in item (c-i); (ii) increase of R$502,027 due to inventories of 2015 recognized by error in 2016; and (iii) decrease in the balance of inventories by R$12,111 due to the write-off storehouse materials.
(e)	Refers, mainly, to the reclassification of tax credits from “taxes payable” to “taxes recoverable” in the amount of R$32,671.
(f)	Refers to the reclassification of R$28,371 from “current assets” to “non-current assets” of Eletrobras credits.
(g)	Refers, mainly, to increase due to deferred income tax and deferred social contribution tax arising from all adjustments mentioned in this note affecting the statement of operation.
(h)	Refers to adjustments mainly related to: (i) corresponding entry in “non-current assets” of the adjustment mentioned in item (f) above; (ii) impairment of R$81,303 in assets related to investments with little likelihood of realization and transfer of land in the amount of R$47,166 to property, plant and equipment.
(i)	Refers to adjustments to property, plant and equipment primarily related to: (i) addition of the land mentioned in item (h-ii) above; (ii) addition of R$106,921 due to error in the classification of operating lease to finance lease.
(j)	Refers, mainly, to (i) increase in the amount of R$648,311 related to purchase of goods to resale of 2015 that were recognized by error in 2016; (ii) increasing in trade payables in the amount of R$24,764, related to expenses recorded in the wrong period; and (iii) write-off of R$16,444 related to unduly recorded liabilities, related to previous years.
(k)	Immaterial errors related to the reclassification between “borrowings” and “other liabilities”.
(l)	Refers to adjustment on the provision for profit sharing paid in 2016.
(m)	Refers mainly to: (i) additions of PIS and COFINS of R$29,146, mainly arising from acquisition of electric power and financial income related to the years of 2015, 2014 and 2013; (ii) decrease of R$29,302 due to error in the tax calculation for 2015 with effect in the statement of operation and R$32,039 due to error in tax calculation for 2013 with effect in accumulated losses; and (iii) increase of taxes payable, mainly related to the effect of the adjustment mentioned in item (e) above.
(n)	Refers to the increase in the balance of other liabilities of R$20,613, due to error arising in recognition of liabilities.
(o)	Refers, mainly, to reclassification to “borrowings” of premium payments of bond transaction of Braskem America classified in financial income from previous years.
(p)	Refers to the recognition of counterparty risk in the measurement of derivative instruments of R$65,000.
(q)	Refers to adjustments to deferred income tax and deferred social contribution tax liabilities arising from all adjustments mentioned in this note affecting the statement of operation.
(r)	Refers to the increase of R$15,530 in the post-employment benefit plan related to the health plan.
(s)	Refers, mainly, to the additions in the amount of R$102,825 due to error in the classification from operating lease to finance lease mentioned in the item (i) above.
(t)	Refers, mainly, to: (i) corresponding entry of the adjustment mentioned in item (p) above, increasing the balance by R$65,000; (ii) reduction of the balance due to reclassification from other comprehensive income to “other income (expense), net” of R$40,509, due to adjustments to the actuarial liability of health plan benefit.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(u)	Refers to: (i) adjustments recorded in the statement of operation leading to the impact in the accumulated losses of R$111,238; and (ii) other immaterial adjustments mentioned above, recorded in “accumulated losses” of R$37,049.

2015 – Statement of operations:

	2015
		Adjustments
	Published	Tax provisions		Other		Restated
Net sales revenue	47,282,996			279,364	(a)	47,562,360
Cost of products sold	(36,902,086)			(336,302	)(b)	(37,238,388)

	10,380,910			(56,938)		10,323,972
Income (expenses)
Selling and distribuition	(1,122,012)					(1,122,012)
General and administrative	(1,325,342)			(14,455	)(c)	(1,339,797)
Research and development	(176,431)			6,796	(d)	(169,635)
Other operating income (expenses), net	(707,153)			(49,080	)(e)	(756,233)
Results from equity investments	2,219					2,219

	7,052,191			(113,677)		6,938,514

Financial results
Financial expenses	(4,193,533)	(22,606	)(a)	9,650	(f)	(4,206,489)
Financial income	1,701,027			(2,064	)(g)	1,698,963

	(2,492,506)	(22,606)		7,586		(2,507,526)
Profit before income tax and social contribution	4,559,685	(22,606)		(106,091)		4,430,988

Current and deferred income tax and social contribution	(1,660,905)	(10,253	)(b)	359	(h)	(1,670,799)

Profit for the year	2,898,780	(32,859)		(105,732)		2,760,189

Attributable to:
Company’s shareholders	3,140,311	(32,859)		(105,732)		3,001,720
Non-controlling interest in Braskem Idesa	(241,531)					(241,531)

Profit for the year	2,898,780	(32,859)		(105,732)		2,760,189

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)	Referring to interest accrual based on the variation in the Selic rate related to the extemporaneous taxes.
(b)	Related to adjustments to deferred income tax and social contribution arising from all adjustments mentioned in this note .

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)	Mainly referring to: (i) decrease of R$146,211 related to revenue from 2016 recognized by error in 2015; (ii) increase of R$155,872 related to revenue from 2015 recognized by error in 2016; (iii) increase of R$298,746 due to revenue of 2015 recognized by error in 2014; and (iv) decrease of R$21,768 due to a reclassification from “financial expenses” related to commercial discounts.
(b)	Mainly referring to: (i) decrease of costs of products sold of R$101,184 related to adjustments of sales mentioned in item (a-i) and increase of costs of products sold of R$145,023 and R$262,263 related to adjustments of sales mentioned in item (a-ii) and (a-iii); and (ii) an increase of R$24,764 of freight costs in fiscal year 2015 previously recorded in 2016.
(c)	Immaterial errors classified as general and administrative expenses.
(d)	Refers to the reclassification of expenses to “other income (expenses), net”.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(e)	Mainly referring to: (i) impairment of assets related to investments with little likelihood of realization, in the amount of R$80,601; (ii) reversal of provision for health plan of R$42,318; (iii) write-off storehouse materials of R$12,111.
(f)	Mainly referring to: (i) adjustments mentioned in item (a-ii) above; and (ii) interest expenses from the health plan benefit of R$8,364.
(g)	Immaterial errors classified as financial income.
(h)	Mainly referring to: (i) reduction of R$19,201 related to adjustments in deferred income tax, unduly recorded in previous years; and (ii) impacts in current and deferred income tax and social contribution arising from all adjustments mentioned in this note.

2015 – Statement of cash flows:

	2015
		Adjustments
	Published	Tax provisions	Other	Restated
Profit before income tax and social contribution	4,559,685	(22,606)	(106,091)	4,430,988
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	2,114,929		10,867	2,125,796
Interest and monetary and exchange variations, net	3,249,558		(66,981)	3,182,577
Other	128,539			128,539

	10,052,711	(22,606)	(162,205)	9,867,900

Changes in operating working capital
Held-for-trading financial investments	118,929		(263,884)	(144,955)
Trade accounts receivable	(38,586)		(304,030)	(342,616)
Inventories	(161,419)		(340,315)	(501,734)
Taxes recoverable	831,507		10,401	841,908
Other receivables	(132,865)		122,691	(10,174)
Trade payables	(2,205,683)		687,395	(1,518,288)
Taxes payable	221,371	22,606	(23,751)	220,226
Other payables	708,267		26,084	734,351
Other assets and liabilities, net	49,633			49,633

Cash from operations	9,443,865		(247,614)	9,196,251

Interest paid	(1,086,166)			(1,086,166)
Income tax and social contribution paid	(232,302)			(232,302)

Net cash generated by operating activities	8,125,397		(247,614)	7,877,783

Acquisitions to property, plant and equipment	(4,057,123)		(46,759)	(4,103,882)
Other investments	(16,383)			(16,383)

Net cash used in investing activities	(4,073,506)		(46,759)	(4,120,265)

Net cash provided (used in) financing activities	(97,491)			(97,491)

Exchange variation on cash of foreign subsidiaries	(508,036)			(508,036)

Increase (decrease) in cash and cash equivalents	3,446,364		(294,373)	3,151,991

Represent by
Cash and cash equivalents at the beginning for the year	3,993,359		(102,088)	3,891,271
Cash and cash equivalents at the end for the year	7,439,723		(396,461)	7,043,262

Increase (decrease) in cash and cash equivalents	3,446,364		(294,373)	3,151,991

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

2014 - Balance sheet:

	2014
		Adjustments
Assets	Published	Tax provisions		Other		Restated
Current assets
Cash and cash equivalents	3,993,359			(102,088	)(a)	3,891,271
Financial investments	89,729			104,702	(b)	194,431
Trade accounts receivable	2,692,612			(283,466	)(c)	2,409,146
Inventories	5,368,146			251,176	(d)	5,619,322
Taxes recoverable	2,129,837			22,284	(e)	2,152,121
Other receivables	287,876			(5,663	)(f)	282,213
Other assets	199,640					199,640

	14,761,199			(13,055)		14,748,144

Non-current assets
Deferred income tax and social contribution	870,206	(20,015	)(a)	35,890	(g)	886,081
Taxes recoverable	1,045,428	13,704	(b)			1,059,132
Other receivables	91,905			(5,881	)(h)	86,024
Property, plant and equipment	29,001,490			69,468	(i)	29,070,958
Other assets	3,651,523					3,651,523

	34,660,552	(6,311)		99,477		34,753,718

Total assets	49,421,751	(6,311)		86,422		49,501,862

Liabilities and shareholders’ equity
Current liabilities
Trade payables	10,852,410			(12,535	)(j)	10,839,875
Borrowings	1,418,542			928	(k)	1,419,470
Taxes payable	203,392			30,042	(l)	233,434
Other liabilities	1,608,948			(15,137	)(m)	1,593,811

	14,083,292			3,298		14,086,590

Non-current liabilities
Borrowings	18,918,021			8,708	(n)	18,926,729
Taxes payable	30,699	229,311	(c)			260,010
Deferred income tax and social contribution	603,490			23,521	(o)	627,011
Post-employment benefits	69,176			45,302	(p)	114,478
Other payables	291,040			67,263	(q)	358,303
Other liabilities	9,531,683					9,531,683

	29,444,109	229,311		144,794		29,818,214

Shareholders’ equity
Other comprehensive income	(2,924,057)			(19,115	)(r)	(2,943,172)
Accumulated loss		(235,622	)(d)	(42,555	)(s)	(278,177)
Other	8,962,940					8,962,940

Total attributable to the Company’s shareholders	6,038,883	(235,622)		(61,670)		5,741,591

Non-controlling interest in Braskem Idesa	(144,533)					(144,533)

	5,894,350	(235,622)		(61,670)		5,597,058

Total liabilities and shareholders’ equity	49,421,751	(6,311)		86,422		49,501,862

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)	Refers to the reduction of deferred income tax and social contribution on tax losses and negative basis, in the amount of R$20,015.
(b)	Related to the anticipation of income tax and social contribution for the year 2013 in the amount of R$13,704.
(c)	These adjustments result from: (i) R$156,992 referring to payment of income tax at source on remittance of funds abroad at the rate of 35%; (ii) R$54,035 referring to payment related to REFIS installment payment; and (iii) R$18,284 related to the payment of the principal amount of anticipated of income tax and social contribution.
(d)	Related to corresponding entries of the adjustments mentioned in items (a), (b) and (c), above.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)	Refers, mainly, to the reclassification to “financial investments” of R$104,702.
(b)	Refers to the reclassification of “cash and cash equivalents” of Brazilian government bonds (Letras Financeiras do Tesouro - LFT) whose original maturity exceeds three months, immediate liquidity and realization is expected in the short term.
(c)	Refers, mainly to a decrease of R$283,466 in accounts receivable due to revenue of 2015 recognized by error in 2014.
(d)	Refers, mainly, to the increase in the balance of inventories of R$248,026, due to error arising in recognition of sales mentioned in item (c).
(e)	Refers, mainly, to the reclassification of tax credits from “taxes payable” to “taxes recoverable” in the amount of R$22,224.
(f)	Refers to reduction due reclassification of advances to suppliers to “trade payables”.
(g)	Related to increase due to deferred income tax and deferred social contribution tax arising from all adjustments mentioned in this note affecting the statement of operation.
(h)	Immaterial errors related to the reclassification to “other payables”.
(i)	Refers to adjustments to property, plant and equipment primarily related to: (i) addition of R$77,147 due to error in the classification of operating lease to finance lease.
(j)	Refers, mainly, to reduction by the write-off of R$10,585 related to unduly recorded liabilities, related to previous years.
(k)	Immaterial errors related to reclassification between “borrowings” and “other payables”.
(l)	Related to (i) additions of PIS and COFINS of R$24,098, mainly arising from acquisition of electric power and financial income related to the years of 2014 and 2013; (ii) reduction related to error in tax calculation for 2013 with effect in accumulated losses in the amount of R$21,794; and (iii) increase of taxes payable, mainly related to the effect of the adjustment mentioned in item (e) above.
(m)	Refers, mainly to the write-off of notes unduly recorded in the amount of R$10,254, related to previous years.
(n)	Refers, mainly, to reclassification to “borrowings” of premium payments of bond transaction of Braskem America classified in financial income from previous years.
(o)	Related to adjustments to deferred income tax and social contribution liabilities arising from all adjustments mentioned in this note affecting the statement of operation.
(p)	Refers to the increase of R$45,302 in the post-employment benefit plan related to the health plan.
(q)	Refers, mainly, to: (i) increase in the amount of R$73,803 due to error in the classification from operating lease to finance lease mentioned in the item (i) above; and (ii) reduction of the balance due to reclassification mentioned in the item (h) above in the amount of R$5,881.
(r)	Refers, mainly, to: (i) reduction of the balance due to adjustments on the actuarial liability of health plan benefit in the amount R$27,964; and (ii) increase related to deferred taxes based on the adjustments on the actuarial liability in the amount of R$9,508.
(s)	Refers, mainly, to: (i) adjustments recorded in the statement of operation leading to the impact in the accumulated losses in the amount of R$21,330; and (ii) other immaterial adjustments mentioned above, recorded in “accumulated losses” in the amount of R$12,943.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

2014 - Statement of operations:

	2014
		Adjustments
	Published	Tax provisions		Other		Restated
Net sales revenue	46,031,389			(274,375	)(a)	45,757,014
Cost of products sold	(40,057,341)			226,313	(b)	(39,831,028)

	5,974,048			(48,062)		5,925,986
Income (expenses)
Selling and distribuition	(1,155,800)	72,299	(a)			(1,083,501)
General and administrative	(1,210,124)			(44,535	)(c)	(1,254,659)
Research and development	(138,441)			10,308	(d)	(128,133)
Other operating income (expenses), net	95,596	(102,893	)(b)	21,287	(e)	13,990
Results from equity investments	3,929					3,929

	3,569,208	(30,594)		(61,002)		3,477,612

Financial results
Financial expenses	(2,745,864)	(20,073	)(c)	(1,887	)(f)	(2,767,824)
Financial income	355,221			209	(g)	355,430

	(2,390,643)	(20,073)		(1,678)		(2,412,394)
Profit before income tax and social contribution	1,178,565	(50,667)		(62,680)		1,065,218

Current and deferred income tax and social contribution	(452,264)	(71,942	)(d)	37,220	(h)	(486,986)

Profit for the year	726,301	(122,609)		(25,460)		578,232

Attributable to:
Company’s shareholders	864,064	(122,609)		(25,460)		715,995
Non-controlling interest in Braskem Idesa	(137,763)					(137,763)

Profit for the year	726,301	(122,609)		(25,460)		578,232

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)	During the investigation mentioned in the note 34, were identified payments for services to without corresponding evidence of the services being rendered. These payments were reclassified from “selling and distribution expenses”, as originally reported, to “other income (expenses), net” in the amount of R$72,299.
(b)	Referring to: (i) effect related to extemporaneous taxes in amount of R$30,594; and (ii) reclassification from “selling and distribution expenses” in the amount of R$72,299 mentioned in item (a) above.
(c)	Refers to recognize of fine and interest related to the extemporaneous taxes.
(d)	Mainly referring to: (i) payment related to REFIS installment payment in the amount of R$54,035; (ii) payment of the principal amount of anticipated of income tax and social contribution in the amount of R$18,284; and (iii) deferred income tax and social contribution due to the statement adjustments presented.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)	Mainly referring to: (i) the decrease of R$283,254 related to revenue from 2015 recognized by error in 2014; (ii) the increase of R$36,726 due to revenue of 2014 recognized by error in 2013; and (iii) decrease of R$21,641 due to a reclassification from “financial expenses” related to commercial discounts.
(b)	Mainly referring to: (i) decrease of costs of products sold of R$247,828 and an increase of costs of products sold of R$31,367 related to adjustment of sales mentioned in item (a-i) and (a-ii); and (ii) an decrease of R$6,145 of freight costs in fiscal year 2014 previously recorded in 2015.
(c)	Mainly referring to increase related to the reclassification of management fee in the amount of R$43,490 from “other income (expenses), net”.
(d)	Refers to the reclassification of expenses to “other income (expenses), net”.
(e)	Mainly referring to: (i) increase in the amount of R$10,396 related to PIS and COFINS; (ii) increase of the corresponding entry mentioned in item (d); and (iii) decrease of the corresponding entry mentioned in item (c).

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(f)	Mainly referring to: (i) decrease related to the adjustment mentioned in item (a-ii); (ii) increase related interest expenses from the health plan benefit of R$7,527; and (iii) increase of R$14,676 due to reversal of recognition of counterparty risk in the measurement of derivative instruments.
(g)	Immaterial errors classified as “financial income”.
(h)	Mainly referring to the impacts in current and deferred income tax and social contribution arising from all adjustments mentioned in this note.

2014 - Statement of cash flows:

	2014
		Adjustments
	Published	Tax provisions	Other	Restated
Profit before income tax and social contribution	1,178,565	(50,667)	(62,680)	1,065,218
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	2,056,362		3,088	2,059,450
Interest and monetary and exchange variations, net	1,560,734		5,425	1,566,159
Other	(271,462)			(271,462)

	4,524,199	(50,667)	(54,167)	4,419,365

Changes in operating working capital
Held-for-trading financial investments	(19,057)		(49,613)	(68,670)
Trade accounts receivable	144,087		265,283	409,370
Inventories	(270,351)		(229,089)	(499,440)
Taxes recoverable	486,082		(1,834)	484,248
Other receivables	27,832		7,264	35,096
Trade payables	(419,476)		(1,317)	(420,793)
Taxes payable	(539,262)	50,667	12,533	(476,062)
Other payables	677,071		72,085	749,156
Other assets and liabilities, net	(259,684)			(259,684)

Cash from operations	4,351,441		21,145	4,372,586

Interest paid	(421,431)			(421,431)
Income tax and social contribution paid	(138,144)			(138,144)

Net cash generated by operating activities	3,791,866		21,145	3,813,011

Acquisitions to property, plant and equipment	(5,301,778)		(77,025)	(5,378,803)
Other investments	324,702			324,702

Net cash used in investing activities	(4,977,076)		(77,025)	(5,054,101)

Net cash provided (used in) financing activities	894,400			894,400

Exchange variation on cash of foreign subsidiaries	(51,690)			(51,690)

Increase (decrease) in cash and cash equivalents	(342,500)		(55,880)	(398,380)

Represent by
Cash and cash equivalents at the beginning for the year	4,335,859		(46,208)	4,289,651
Cash and cash equivalents at the end for the year	3,993,359		(102,088)	3,891,271

Increase (decrease) in cash and cash equivalents	(342,500)		(55,880)	(398,380)

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

1/1/2014 - Balance sheet:

	1/1/2014
		Adjustments
Assets	Published	Tax provisions		Other		Restated
Current assets
Cash and cash equivalents	4,335,859			(46,208	)(a)	4,289,651
Financial investments	86,719			46,208	(b)	132,927
Trade accounts receivable	2,810,520			(18,183	)(c)	2,792,337
Inventories	5,033,593			22,087	(d)	5,055,680
Taxes recoverable	2,237,213			19,601	(e)	2,256,814
Other receivables	233,808			2,525	(f)	236,333
Other assets	221,735					221,735

	14,959,447			26,030		14,985,477

Non-current assets held for sale	37,681					37,681

Non-current assets
Taxes recoverable	1,285,990	13,704	(a)			1,299,694
Deferred income tax and social contribution	1,123,313			835	(g)	1,124,148
Other receivables	141,526			(6,805	)(h)	134,721
Property, plant and equipment	25,413,548			(4,358	)(i)	25,409,190
Other assets	3,854,285					3,854,285

	31,818,662	13,704		(10,328)		31,822,038

Total assets	46,815,790	13,704		15,702		46,845,196

Liabilities and shareholders’ equity
Current liabilities
Trade payables	10,421,687			(11,218	)(j)	10,410,469
Borrowings	1,248,804			768	(k)	1,249,572
Taxes payable	445,424			17,509	(l)	462,933
Other liabilities	1,478,886			(1,155	)(m)	1,477,731

	13,594,801			5,904		13,600,705

Non-current liabilities
Borrowings	17,353,687			9,168	(n)	17,362,855
Taxes payable	902,875	126,717	(b)			1,029,592
Derivatives operations	396,040			(14,676	)(o)	381,364
Deferred income tax and social contribution	863,405			28,676	(p)	892,081
Post-employment benefits	44,054			26,209	(q)	70,263
Other payables	301,184			(11,002	)(r)	290,182
Other liabilities	5,678,410					5,678,410

	25,539,655	126,717		38,375		25,704,747

Shareholders’ equity
Other comprehensive income	(1,092,691)			(11,482	)(s)	(1,104,173)
Accumulated loss		(113,013	)(c)	(17,095	)(t)	(130,108)
Other	8,636,909					8,636,909

Total attributable to the Company’s shareholders	7,544,218	(113,013)		(28,577)		7,402,628

Non-controlling interest in Braskem Idesa	137,116					137,116

	7,681,334	(113,013)		(28,577)		7,539,744

Total liabilities and shareholders’ equity	46,815,790	13,704		15,702		46,845,196

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)	Related to the anticipation of income tax and social contribution for the year 2013 in the amount of R$13,704.
(b)	These adjustments result from: (i) R$109,857 referring to payment of income tax at source on remittance of funds abroad at the rate of 35%; and (ii) R$16,860 related to the payment of the principal amount of anticipated of income tax and social contribution.
(c)	Related to corresponding entries of the adjustments mentioned in items (a) and (b), above.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)	Refers, mainly, to the reclassification to “financial investments” of R$46,208.
(b)	Refers to the reclassification of “cash and cash equivalents” of Brazilian government bonds (Letras Financeiras do Tesouro - LFT) whose original maturity exceeds three months, immediate liquidity and realization is expected in the short term.
(c)	Refers, mainly, to: (i) decrease of R$32,596 in accounts receivable due to revenue of 2014 recognized by error in 2013, and (ii) increase of R$9,909 due to revenue of 2013 recognized by error in 2014.
(d)	Refers, mainly, to: (i) increase in the balance of inventories of R$28,107, due to error arising in recognition of sales mentioned in item (c-i); and (ii) decrease of R$8,798 due to error arising in recognition of sales mentioned in item (c-ii).
(e)	Refers, mainly, to the reclassification of tax credits from “taxes payable” to “taxes recoverable” in the amount of R$19,601.
(f)	Immaterial errors related to the reclassification to “other liabilities”.
(g)	Related to decrease due to deferred income tax and deferred social contribution tax arising from all adjustments mentioned in this note affecting the statement of operation.
(h)	Immaterial errors related to the reclassification to “other payables”.
(i)	Immaterial errors related to accumulated depreciation considered in subsequent years.
(j)	Refers to write-off of R$11,218 related to unduly recorded liabilities.
(k)	Immaterial errors related to the reclassification between “borrowings” and “other liabilities”.
(l)	Referes, mainly, to: (i) additions of PIS and COFINS of R$12,733, mainly arising from acquisition of electric power and financial income; (ii) reduction related to error in computation of tax from 2013 with effect in the statement of operation in the amount of R$19,211 and (iii) increase of taxes payable, mainly related to the adjustment mentioned in item (e) above.
(m)	Mainly referring to corresponding entries of the reclassifications mentioned in items (f) and (k) above.
(n)	Refers, mainly, to reclassification to “borrowings” of premium payments of bond transaction of Braskem America classified in financial income from previous year.
(o)	Refers to the recognition of counterparty risk in the measurement of derivative instruments of R$14,676.
(p)	Refers to adjustments to deferred income tax and deferred social contribution tax liabilities arising from all adjustments mentioned in this note affecting the statement of operation.
(q)	Refers to the increase of R$26,209 in the post-employment benefit plan related to the health plan.
(r)	Mainly referring to corresponding entry of the reclassification mentioned in item (h).
(s)	Mainly referring to: (i) reduction of the balance due to adjustments on the actuarial liability in the amount R$16,673; and (ii) increase related to deferred taxes based on the adjustments on the actuarial liability in the amount of R$5,669.
(t)	Refers, mainly, to: (i) adjustments recorded in the statement of operation leading to the impact in the accumulated losses in the amount of R$15,881; and (ii) other immaterial adjustments mentioned above, recorded in “accumulated losses” in the amount of R$2,938.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

2013 - Statement of operations:

	2013
		Adjustments
	Published	Tax provisions		Other		Restated
Net sales revenue	40,969,490			(40,618	)(a)	40,928,872
Cost of products sold	(35,820,761)			26,100	(b)	(35,794,661)

	5,148,729			(14,518)		5,134,211
Income (expenses)
Selling and distribuition	(1,000,749)	55,514	(a)			(945,235)
General and administrative	(1,077,934)			(801	)(c)	(1,078,735)
Research and development	(115,812)			130	(d)	(115,682)
Other operating income (expenses), net	(211,090)	(89,340	)(b)	(26,921	)(e)	(327,351)
Results from equity investments	(3,223)					(3,223)

	2,739,921	(33,826)		(42,110)		2,663,985

Financial results
Financial expenses	(2,549,111)	(15,868	)(c)	24,977	(f)	(2,540,002)
Financial income	773,138					773,138

	(1,775,973)	(15,868)		24,977		(1,766,864)
Profit before income tax and social contribution	963,948	(49,694)		(17,133)		897,121

Current and deferred income tax and social contribution	(456,910)			(124	)(g)	(457,034)

Profit for the year	507,038	(49,694)		(17,257)		440,087

Attributable to:
Company’s shareholders	509,697	(49,694)		(17,257)		442,746
Non-controlling interest in Braskem Idesa	(2,659)					(2,659)

Profit for the year	507,038	(49,694)		(17,257)		440,087

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)	During the investigation mentioned in the note 34, were identified payments for services to without corresponding evidence of the services being rendered. These payments were reclassified from “selling and distribution expenses”, as originally reported, to “other income (expenses), net” in the amount of R$55,514.
(b)	Referring to: (i) effect related to extemporaneous taxes in the amount of R$33,826; and (ii) reclassification from “selling and distribution expenses” in the amount of R$55,514 as mentioned in item (a) above.
(c)	Refers to recognize of fine and interest related to the extemporaneous taxes.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)	Immaterial adjustments referring to: (i) the decrease of R$32,367 related to revenue from 2014 recognized by error in 2013; (ii) the increase of R$9,922 due to revenue of 2013 recognized by error in 2014; and (iii) decrease of R$17,903 due to a reclassification from “financial expenses” related to commercial discounts.
(b)	Mainly referring to: (i) decrease of costs of products sold of R$28,141 and an increase of costs of products sold of R$8,809 related to adjustment of sales mentioned in item (a-i) and (a-ii); and (ii) and decrease of R$7,086 of freight costs in fiscal year 2013 previously recorded in 2014.
(c)	Immaterial errors classified as “general and administrative expenses”.
(d)	Immaterial errors classified as “research and development”.
(e)	Mainly related to net loss on sale of the subsidiaries of R$24,368 related to the effect from undue recognition in 2012 that should have been recognized in 2013.
(f)	Mainly referring to: (i) corresponding entry of the reclassification mentioned in item (a-iii) above; and (ii) interest expenses from the health plan benefit in the amount of R$6,850.
(g)	Mainly referring to: (i) decrease of R$19,245 related to error in tax calculation for 2013 mentioned in the item (l); increase of R$28,711 from the impacts in deferred income tax explained in (p) and (ii) other immaterial impacts in deferred and current income tax and social contribution arising from all adjustments mentioned in this note.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

2013 - Statement of cash flows:

	2013
		Adjustments
	Published	Tax provisions	Other	Restated
Profit before income tax and social contribution	963,948	(49,694)	(17,133)	897,121
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	2,056,088		3,363	2,059,451
Interest and monetary and exchange variations, net	979,242		(13,977)	965,265
Other	12,398			12,398

	4,011,676	(49,694)	(27,747)	3,934,235

Changes in operating working capital
Held-for-trading financial investments	97,693		(43,081)	54,612
Trade accounts receivable	(492,851)		18,183	(474,668)
Inventories	(927,435)		(22,087)	(949,522)
Taxes recoverable	(448,378)	(13,704)	7,848	(454,234)
Other receivables	(27,019)		28,648	1,629
Trade payables	742,649		(8,314)	734,335
Taxes payable	(127,443)	63,398	2,964	(61,081)
Other payables	307,603		(2,622)	304,981
Other assets and liabilities, net	137,287			137,287

Cash from operations	3,273,782		(46,208)	3,227,574

Interest paid	(761,163)			(761,163)
Income tax and social contribution paid	(54,828)			(54,828)

Net cash generated by operating activities	2,457,791		(46,208)	2,411,583

Acquisitions to property, plant and equipment	(5,656,440)			(5,656,440)
Other	702,240			702,240

Net cash used in investing activities	(4,954,200)			(4,954,200)

Net cash provided (used in) financing activities	3,614,240			3,614,240

Exchange variation on cash of foreign subsidiaries	(69,594)			(69,594)

Increase (decrease) in cash and cash equivalents	1,048,237		(46,208)	1,002,029

Represent by
Cash and cash equivalents at the beginning for the year	3,287,622			3,287,622
Cash and cash equivalents at the end for the year	4,335,859		(46,208)	4,289,651

Increase (decrease) in cash and cash equivalents	1,048,237		(46,208)	1,002,029

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

			Maturity
			Until one year	Between one and three years	Between three and five years	More than five years	Total
Trade payables			12,575,607	57,148			12,632,755
Borrowings			2,073,046	5,205,794	8,169,825	28,311,338	43,760,003
Project finance			335,321	1,720,628	2,291,048	11,963,813	16,310,810
Derivatives			57,760	(6,497)	1,191,238		1,242,501
Loan to non-controlling shareholder of Braskem Idesa						1,538,784	1,538,784
Other payables	(i	)	112,533	160,761			273,294

At December 31, 2015			15,154,267	7,137,834	11,652,111	41,813,935	75,758,147

(i)	Amounts payable to BNDES Participações S.A. (“BNDESPAR”) (Note 22).

4.4	Capital management

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

5	Cash and cash equivalents

			Restated
			2015	2014	1/1/2014
Cash and banks	(i	)	873,966	227,237	987,824
Cash equivalents:
Domestic market			2,015,274	2,148,946	1,860,582
Foreign market	(i	)	4,154,022	1,515,088	1,441,245

Total			7,043,262	3,891,271	4,289,651

(i)	On December 31, 2015, it includes cash and banks of R$96,830 (R$26,830 in 2014) and cash equivalents of R$37,809 (R$307,034 in 2014) of the subsidiary Braskem Idesa, available for use in its project (Note 11(d.i)).

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

6	Financial investments

			2015	2014	1/1/2014
Held-for-trading
Investments in FIM Sol				85,573	61,670
Letras financeiras do tesouro - LFT	(i	)	413,721	104,702	46,208
Other			1,172	4,155	4,943
Held-to-maturity
Quotas of investment funds in credit rights			46,193	42,495	40,696
Time deposit					189
Investments in foreign currency	(ii	)		399,005	469,376
Compensation of investments in foreign currency	(ii	)		(399,005)	(469,376)

Total			461,086	236,925	153,706

In current assets			414,893	194,431	132,927
In non-current assets			46,193	42,494	20,779

Total			461,086	236,925	153,706

(i)	Government bonds held-for-trading refers to Brazilian floating-rate government bonds (“LFTs”). These bonds have maturity above three months, immediate liquidity and expected realization in the short term.
(ii)	Braskem Holanda had a balance of financial investments that was offset by an export prepayment agreement of the Braskem S.A., in the amount of US$150,000, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco. These operations were settled in May 2015.

7	Trade accounts receivable

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

	Restated
	2015	2014	1/1/2014
Customers
Domestic market	1,439,133	1,523,458	1,578,008
Foreign market	1,664,371	1,233,569	1,558,957
Allowance for doubtful accounts	(327,974)	(322,831)	(282,753)

Total	2,775,530	2,434,196	2,854,212

In current assets	2,755,708	2,409,146	2,792,337
In non-current assets	19,822	25,050	61,875

Total	2,775,530	2,434,196	2,854,212

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The breakdown of trade accounts receivable by maturity is as follows:

	Restated
	2015	2014	1/1/2014
Accounts receivables not past due	2,486,662	1,973,466	2,632,755
Past due securities:
Up to 90 days	309,585	531,966	246,740
91 to 180 days	52,757	45,271	8,393
As of 180 days	254,500	206,324	249,077

	3,103,504	2,757,027	3,136,965
Allowance for doubtful accounts	(327,974)	(322,831)	(282,753)

Total customers portfolio	2,775,530	2,434,196	2,854,212

The changes in the balance of the allowance for doubtful accounts are presented below:

	2015	2014	2013
Balance of provision at the beginning of the year	(322,831)	(282,753)	(256,884)
Provision in the year	(51,368)	(81,078)	(27,333)
Write-offs	46,225	41,000	23,250
Transfers of non-current assets held for sale			(21,786)

Balance of provision at the end of the year	(327,974)	(322,831)	(282,753)

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

8	Inventories

	Restated
	2015	2014	1/1/2014
Finished goods	4,017,910	3,932,380	3,452,066
Raw materials, production inputs and packaging	1,510,244	1,067,512	1,113,272
Maintenance materials	289,568	247,327	230,822
Advances to suppliers	315,234	346,885	236,672
Imports in transit and other	110,787	94,206	139,562

Total	6,243,743	5,688,310	5,172,394

In current assets	6,108,697	5,619,322	5,055,680
In non-current assets	135,046	68,988	116,714

Total	6,243,743	5,688,310	5,172,394

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

A portion of the final inventory of finished products and raw materials was adjusted to market value, since its value was lower than the cost of production/acquisition. This adjustment totaled R$2,875 (R$83,265 in 2014). For this estimate, the Company considers the purchase/sale price projected for the period during which it expects to sell or consume the product. This period is determined based on the historical data for the turnover of the respective inventory.

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of raw materials.

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

	Balance sheet for associated companies, jointly-controlled investment and related companies
	2015					2014
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Others	Total	subsidiaries		subsidiaries		Others	Total
Assets
Current
Trade accounts receivable	12.851		141.550	33.997	188.398	4.347		104.857		33.009	142.213
Inventories	138.619	(i)			138.619	108.929	(i)	123.377	(i)		232.306
Dividends and interest on capital				1.998	1.998
Related parties			9.927	580	10.507	55		66.375		186	66.616
Other										4.535	4.535
Non-current
Advances to suppliers	58.443	(i)			58.443	68.988	(i)				68.988
Related parties
Intracompany loan			78.332		78.332			72.200			72.200
Other			66.301		66.301			66.301			66.301

Total assets	209.913		296.110	36.575	542.598	182.319		433.110		37.730	653.159

Liabilities
Current
Trade payables	284.973		1.400.485	2.011	1.687.469	459.412		1.497.675			1.957.087

Total liabilities	284.973		1.400.485	2.011	1.687.469	459.412		1.497.675			1.957.087

	Transactions between associated companies, jointly-controlled investment and related companies
		2015					2014						2013
												Restated					Restated
		Odebrecht and		Petrobras and			Odebrecht and		Petrobras and				Odebrecht and	Petrobras and
	Note	subsidiaries		subsidiaries	Others	Total	subsidiaries		subsidiaries	Others		Total	subsidiaries	subsidiaries	Others		Total
Transactions
Sales of products		64.093		1.620.335	475.836	2.160.264	82.750		1.817.056	326.586		2.226.392	23.707	1.369.882	344.625		1.738.214
Purchases of raw materials, finished goods services and utilities		3.692.625	(ii)	12.488.618	108.688	16.289.931	3.631.198	(ii)	18.183.600	70.700		21.885.498	284.433	15.980.040	44.265		16.308.738
Financial income (expenses)				6.723		6.723			964			964		4.525			4.525
General and administrative expenses
Post-employment benefits	21.2.2				44.466	44.466				20.695		20.695			19.703		19.703
Gain from divestment of asset							277.338	(iii)				277.338
Other	2.4									72.299	(iv)	72.299			55.514	(iv)	55.514

Total transactions		3.756.718		14.115.676	628.990	18.501.384	3.991.286		20.001.620	490.280		24.483.186	308.140	17.354.447	464.107		18.126.694

(i)	Amount related to advances to raw material suppliers.
(ii)	It includes expenses for construction of subsidiary Braskem Idesa project, of which R$3,177,121 for 2015 (R$3,297,400 for 2014) (Note 15).
(iii)	Amount related to divestment in subsidiary (Note 1(a)(i)).
(iv)	The entities that have received the payments without corresponding services mentioned in Note 34.1(b) were considered as related parties of Braskem.

Braskem S.A.

Management notes to the restated financial statements

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

The related parties that have significant relationship with the Company are as follows:

•	Construtora Norberto Odebrecht S.A. (“CNO”): subsidiary of Odebrecht

•	Odebrecht Ambiental S.A. (“OA”): subsidiary of Odebrecht

•	Aquapolo Ambiental S.A. (“Aquapolo): subsidiary of Odebrecht Ambiental

•	Cetrel S.A. (“Cetrel”): subsidiary of Odebrecht Ambiental

•	Distribuidora de Água Camaçari S.A. (“UTA”): subsidiary of Odebrecht Ambiental

•	Distribuidora de Águas Triunfo S.A. (“DAT”): subsidiary of Odebrecht Ambiental

•	Petrobras: shareholder of Braskem

•	Petrocoque S.A. Indústria e Comércio (“Petrocoque”): subsidiary of Petrobras

•	Refinaria de Petróleo Rio Grandense S.A (“RPR”): jointly-controlled investment of Braskem

•	Petrobras Transportes S.A. Transpetro (“Transpetro”): subsidiary of Petrobras

The main transactions with related parties, except subsidiaries of the Company, are summarized below:

•	Odebrecht and its subsidiaries:

(i)	In May 2014, an alliance agreement was signed with CNO for maintenance services at the industrial plants in Brazil with duration of four years and estimated total value of R$121 million;

(ii)	The lease agreement with CNO for the floors in the building where the offices of Braskem are located in São Paulo came into force as of January 1, 2014. The agreement is worth R$226 million and is valid through December 2028;

(iii)	An agreement was executed with CNO in September 2012 for the engineering, procurement and construction services of the subsidiary Braskem Idesa Project for an estimated value of US$3 billion and duration through 2015;

(iv)	In September 2009, the Company entered into an agreement with Aquapolo (a special purpose entity formed by Odebrecht Ambiental and the water utility Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the production of industrial reuse water) for the acquisition of 9.5 million m³/year of reuse water by the plants located in the São Paulo Petrochemical Complex. The agreement is valid through 2053 and has an estimated annual value of R$65 million;

Braskem S.A.

Management notes to the restated financial statements

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

On August 29, 2014, Braskem and Petrobras entered into a new amendment to the naphtha supply contract of 2009, which extended the original contract duration by 6 months (from September 1, 2014 to February 28, 2015). In this amendment, the naphtha pricing formula of the original contract was maintained. It was also established that, if a new long-term contract had been executed, the pricing formula in the new contract would be applied retrospectively to any purchases made during the duration of the amendment. On the other hand, if a new long-term contract was not executed, the average price base negotiated between the parties would be valid throughout the duration of the amendment. After applying the average price scenario, it was determined that Braskem was entitled to a refund of R$242,917. This amount was recorded in the first quarter of 2015 under “Cost of goods sold” and settled in the second quarter of 2015.

On February 27, 2015, Braskem and Petrobras executed a new amendment valid through August 31, 2015, under the same conditions as in the previous amendment. The naphtha price formula stipulated in the original contract was maintained in this amendment, but if the parties did not sign a new long-term contract, a price adjustment would be applied based on the international naphtha benchmark. For this amendment, a pricing complement was determined for payment to Petrobras in the amount of R$18,486, registered in the second quarter of 2015 under “Cost of goods sold.”

On September 1, 2015, Braskem and Petrobras signed a new agreement valid until October 31, 2015, under the same conditions as in the previous amendment. For this amendment, a refund for Braskem was calculated in the amount of R$64,434, registered in the fourth quarter of 2015 under “Cost of goods sold.”

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

10	Taxes recoverable

			Restated
			2015	2014	1/1/2014
Brazil
IPI			23,996	20,456	28,701
Value-added tax on sales and services (ICMS) - normal operations	(a	)	403,842	413,066	729,500
ICMS - credits from PP&E			121,954	131,153	123,354
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(b	)	69,431	675,983	710,357
PIS and COFINS - credits from PP&E			230,030	244,194	269,006
Income tax and social contribution (IR and CSL)	(c	)	958,567	706,427	550,164
REINTEGRA program	(d	)	274,654	263,771	267,049
Federal supervenience	(e	)	173,436	170,264	231,432
Other			14,281	9,217	51,892
Other countries
Value-added tax	(f	)	277,751	547,947	572,432
Income tax (IR)			80,600	27,439	19,601
Other			1,559	1,336	3,020

Total			2,630,101	3,211,253	3,556,508

Current assets			1,312,341	2,152,121	2,256,814
Non-current assets			1,317,760	1,059,132	1,299,694

Total			2,630,101	3,211,253	3,556,508

(a)	ICMS – normal operations

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

11	Investments

(a)	Information on investments

			Interest in total and voting capital (%) - 2015	Adjusted net profit (loss) for the year			Adjusted equity
				2015	2014	2013	2015	2014
Jointly-controlled investment
RPR			33.20	24,784	(3,166)	1,871	145,551	125,955
Odebrecht Comercializadora de Energia S.A. (“OCE”)			20.00	10,490	129	402	11,441	734
Polipropileno Del Sur, S.A. (“Propilsur”)	(i	)	49.00		(72)	(4,445)		121,547
Associates
Borealis Brasil S.A. (“Borealis”)			20.00	(3,914)	7,246	5,492	158,366	174,433
Companhia de Desenvolvimento Rio Verde (“Codeverde”)	(i	)	35.97		(596)	(596)		46,342

(i)	Investees with provision for loss at amount equivalent to the investment.

(b)	Changes in investments

	Balance at Dec/2014	Capital increase	Dividends and interest on equity	Effect of results	Other comprehensive income	Currency translation adjustments	Balance at Dec/2015
Associates
Borealis	34,887			(3,214)			31,673
Codeverde		897		(897)

	34,887	897		(4,111)			31,673
Jointly-controlled investments
Propilsur	43,165			(97,401)		54,236
RPR	41,824		(2,346)	5,861	2,295	694	48,328
OCE	148	55	(4)	2,090			2,289

	85,137	55	(2,350)	(89,450)	2,295	54,930	50,617
Total	120,024	952	(2,350)	(93,561)	2,295	54,930	82,290

(c)	Breakdown of equity accounting results

	2015	2014	2013
Equity in results of subsidiaries, associate and jointly-controlled investments	2,219	3,929	(3,223)

	2,219	3,929	(3,223)

(d)	Braskem Idesa

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(d.i)	Summary of information from the partially owned subsidiary Braskem Idesa

The Company is presenting a summary of the financial statements of the subsidiary in which the non-controlling shareholder holds relevant interest, as follows:

Balance sheet
Assets	2015	2014
Current
Cash and cash equivalents	134,639	333,864
Inventories	173,129	238,193
Taxes recoverable	219,071	499,173
Other receivables	150,109	96,349

	676,948	1,167,579
Non-current
Deferred tax	825,416	179,249
Property, plant and equipment	15,134,641	9,440,389
Intangible	80,870
Other receivables	32,080	39,763

	16,073,007	9,659,401

Total assets	16,749,955	10,826,980

Liabilities	2015	2014
Current
Trade payables	429,400	620,953
Project finance	302,266	26,462
Other payables	106,911	101,596

	838,577	749,011
Non-current
Project finance	11,975,167	7,551,033
Loan agreements	5,911,266	2,834,972
Other payables	7,065	90,513

	17,893,498	10,476,518
Shareholders’ equity	(1,982,120)	(398,549)

Total liabilities and shareholders’ equity	16,749,955	10,826,980

Statement of operations
	2015	2014	2013
Gross profit (loss)	(14,575)	5,320	2,294
Operating expenses, net	(83,467)	(52,834)	(31,113)
Financial results	(354,844)	(240,936)	38,095

Profit (loss) before income tax	(452,886)	(288,450)	9,276
Income tax	63,022	(83,030)	(19,911)

Loss for the year	(389,864)	(371,480)	(10,635)

Statement of cash flows
	2015	2014	2013
Cash flows from operating activities
Cash generated by operating activities	1,808,983	992,401	(204,798)
Interest paid	(502,279)	(336,998)	(98,272)

Net cash generated by operating activities	1,306,704	655,403	(303,070)
Net cash used in investing activities	(3,339,518)	(3,645,196)	(4,052,864)
Net cash provided by financing activities
Project finance	988,447	1,894,507	4,562,343
Related parties	898,213	653,118	463,859
Capital increase			153,285

	1,886,660	2,547,625	5,179,487
Exchange variation on cash	(53,071)	(33,843)	(61,533)

Increase (decrease) in cash and cash equivalents	(199,225)	(476,011)	762,020

Represented by:
Cash and cash equivalents at the beginning for the year	333,864	809,875	47,855
Cash and cash equivalents at the end for the year	134,639	333,864	809,875

Increase (decrease) in cash and cash equivalents	(199,225)	(476,011)	762,020

The shareholders’ equity of Braskem Idesa was negative on December 31, 2015 and 2014. This is an acceptable situation considering that it is a company in the pre-operating phase. This situation will be reversed with the startup of operations in 2016.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

12	Property, plant and equipment

(a)	Change

			Restated
			Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total
Cost			428,908	1,810,471	25,682,288	8,853,339	929,422	37,704,428
Accumulated depreciation/depletion				(783,085)	(11,061,715)		(450,438)	(12,295,238)

Balance as of January 1, 2014			428,908	1,027,386	14,620,573	8,853,339	478,984	25,409,190

Acquisitions				28,630	184,880	4,540,352	1,779	4,755,641
Capitalized financial charges						623,162		623,162
Foreign currency translation adjustment			7,642	7,770	88,422	130,629	3,777	238,240
Transfers by concluded projects				32,373	779,078	(936,794)	125,343
Other, net of depreciation/depletion			(10)		(3,097)	(10,780)	1,736	(12,151)
Depreciation / depletion				(65,159)	(1,793,651)		(84,314)	(1,943,124)

Net book value			7,632	3,614	(744,368)	4,346,569	48,321	3,661,768

Cost			436,540	1,879,244	26,669,421	13,199,908	1,058,518	43,243,631
Accumulated depreciation/depletion				(848,244)	(12,793,216)		(531,213)	(14,172,673)

Balance as of December 31, 2014			436,540	1,031,000	13,876,205	13,199,908	527,305	29,070,958

Acquisitions			46,837	2,296	151,553	3,116,931	201	3,317,818
Capitalized financial charges						786,063		786,063
Foreign currency translation adjustment			43,409	11,088	340,256	2,658,730	22,946	3,076,429
Transfers by concluded projects	(ii	)		3,536,983	10,451,774	(14,113,868)	125,111
Transfers to intangible	(iii	)				(85,917)		(85,917)
Other, net of depreciation/depletion				(2,890)	(12,367)	(35,370)	(602)	(51,229)
Depreciation / depletion				(66,976)	(1,831,079)		(115,778)	(2,013,833)

Net book value			526,786	4,511,501	22,976,342	5,526,477	559,183	34,100,289

Cost			526,786	5,415,826	37,514,207	5,526,477	1,205,559	50,188,855
Accumulated depreciation/depletion				(904,325)	(14,537,865)		(646,376)	(16,088,566)

Balance as of December 31, 2015			526,786	4,511,501	22,976,342	5,526,477	559,183	34,100,289

(i)	On December 31, 2015, the main amounts included in this account refer to the expenses with the subsidiary Braskem Idesa project (R$2,022,870) and expenses with planned shutdown maintenance which is in preparation or in progress (R$627,985). The balance corresponds mainly to diverse projects aimed at maintenance of plants’ production capacity.
(ii)	Expenses up to May 31, 2015 in Braskem Idesa’s project were transferred to the definite accounts as follows: R$8,917,760 to “Machinery, equipment and installations” and R$3,476,205 to “Buildings and improvements.” These amounts will be depreciated as of the beginning of the commercial production of the subsidiary.
(iii)	This change includes R$80,870 from Braskem Idesa corresponding to the transfer to intangible assets when amounts are capitalized to the related accounts (Note 13).

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

Braskem S.A.

Management notes to the restated financial statements

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

(b)	Property, plant and equipment by country

	Restated
	2015	2014	1/1/2014
Brazil	17,637,392	18,434,300	18,562,850
Mexico	14,416,835	9,260,814	5,684,813
USA	1,748,282	1,155,696	924,812
Germany	297,278	218,753	235,142
Other	502	1,395	1,573

	34,100,289	29,070,958	25,409,190

13	Intangible assets

	Goodwill based on expected future profitability	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Cost	3,187,722	213,031	497,813	729,711	4,628,277
Accumulated amortization	(1,128,804)	(91,121)	(292,250)	(280,374)	(1,792,549)

Balance as of December 31, 2014	2,058,918	121,910	205,563	449,337	2,835,728

Acquisitions			20,106		20,106
Foreign currency translation adjustment		3,782	14,603	66,071	84,456
Transfers from projects and stoppage in progress (PP&E)		81,625	4,292		85,917
Other, net of amortization			(16)		(16)
Amortization		(9,661)	(43,791)	(85,135)	(138,587)

Net book value	2,058,918	197,656	200,757	430,273	2,887,604

Cost	3,187,722	298,438	536,786	795,782	4,818,728
Accumulated amortization	(1,128,804)	(100,782)	(336,029)	(365,509)	(1,931,124)

Balance as of December 31, 2015	2,058,918	197,656	200,757	430,273	2,887,604

Average annual rates of amortization		4.44%	10.79%	6.01%

The Company adopts the following accounting practice for each class of intangible assets:

(a)	Goodwill based on future profitability

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

At the end of 2015, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

	Allocated goodwill	Cash flow (CF)	Book value (with goodwill and work capital)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	7,741,247	942,748	8.2
Operating segment - Polyolefins	939,711	22,136,662	6,379,797	3.5
Operating segment - Vinyls	192,353	4,724,932	3,395,587	1.4

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

14	Borrowings

			Restated
		Annual financial charges	2015	2014	1/1/2014
Foreign currency
Bonds and Medium term notes (MTN)		Note 14 (a)	17,004,617	11,776,438	10,432,526
Advances on exchange contracts		US dollar exchange variation + 2.23%	255,809		117,132
Export prepayment		US dollar exchange variation + 1.10% + semiannual Libor	549,036	427,074	540,744
BNDES		Note 14 (b)	409,076	396,439	453,065
Export credit notes		Note 14 (c)	1,405,227	956,010	843,060
Working capital		US dollar exchange variation + 1.70% above Libor	1,907,145	633,104	633,632
Other		US dollar exchange variation 4.00% above Libor			1,268
Transactions costs	(i)		(237,127)	(251,020)	(71,439)
Local currency
Export credit notes		Note 14 (c)	2,350,965	2,435,839	2,528,077
BNDES		Note 14 (b)	3,001,776	3,137,035	2,464,987
BNB/ FINAME/ FINEP/ FUNDES		6.48%	642,739	762,757	658,372
BNB/ FINAME/ FINEP/ FUNDES		TJLP + 1.90%	2,177	8,512	16,093
Fundo de Desenvolvimento do Nordeste (FDNE)		6.5%	51,939	51,090
Other		CDI + 0.04%	23,714	26,928
Transactions costs			(16,582)	(14,007)	(5,090)

Total			27,350,511	20,346,199	18,612,427

Current liabilities			1,969,993	1,419,470	1,249,572
Non-current liabilities			25,380,518	18,926,729	17,362,855

Total			27,350,511	20,346,199	18,612,427

(i)	The subsidiary Braskem America contracted a borrowing (Bond) in 2011, in which it spent US$4,375 to restructure. The amount was initially recognized as an expense in the period. After the revision, these expenses were reclassified as “Transactions costs” and will be amortized in accordance with the duration of the borrowing. On December 31, 2015 the amount reclassified to non-current liabilities, net of the amortization, was R$8,976.

(a)	Bonds and MTN

Issue date		Issue amount US$	Maturity	Interest (% per year)	2015	2014
July - 1997	(i)	250,000	June - 2045	8.63		149,394
September - 2006		275,000	January - 2017	8.00	225,637	165,863
June - 2008		500,000	June - 2018	7.25	539,327	381,567
May - 2010		400,000	May - 2020	7.00	188,088	127,945
May - 2010		350,000	May - 2020	7.00	1,380,764	939,251
October - 2010		450,000	no maturity date	7.38	1,757,160	1,216,348
April - 2011		750,000	April - 2021	5.75	2,953,803	2,009,294
July - 2011		500,000	July - 2041	7.13	2,013,453	1,369,631
February - 2012		250,000	April - 2021	5.75	987,894	672,005
February - 2012		250,000	no maturity date	7.38	976,200	675,749
May - 2012		500,000	May - 2022	5.38	1,969,307	1,339,601
July - 2012		250,000	July - 2041	7.13	1,006,727	684,815
February - 2014	(ii)	500,000	February - 2024	6.45	2,004,171	1,363,317
May - 2014	(iii)	250,000	February - 2024	6.45	1,002,086	681,658

Total		5,475,000			17,004,617	11,776,438

(i)	This transaction, which was due in June 2015, had its maturity extended to June 2045. The subsidiary Braskem Holanda holds 100% of these securities as at December 31, 2015.
(ii)	The effective interest rate considering the transaction costs is 7.78% p.a.;
(iii)	The effective interest rate considering the transaction costs is 7.31% p.a..

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)	BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	2015	2014
Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.88	3,204	4,795
Braskem Qpar expansion	2007/2008	April - 2016	US dollar exchange variation + 6.73 to 6.88	2,426	6,717
Green PE	2009	July - 2017	US dollar exchange variation + 6.66	29,352	32,577
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.66	47,353	61,946
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.66	128,806	109,077
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.50 to 6.53	149,495	141,894
Butadiene	2011	January - 2021	US dollar exchange variation + 6.53	48,440	39,433

				409,076	396,439

Local currency
Other	2006	September -2016	TJLP + 2.80	13,501	31,376
Braskem Qpar expansion	2007/2008	February - 2016	TJLP + 2.15 to 3.30	5,372	40,617
Green PE	2009	June - 2017	TJLP + 0.00 to 4.78	119,201	198,608
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	85,004	162,815
Limit of credit II	2009	January - 2021	4.00 to 4.50	96,698	93,875
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	235,641	293,568
New plant PVC Alagoas	2010	December - 2019	5.50	26,732	33,414
Limit of credit III	2011	December - 2021	TJLP + 0.00 to 3.58	1,154,552	1,331,699
Limit of credit III	2011	December - 2021	SELIC + 2.32 to 2.78	284,263	260,508
Limit of credit III	2011	December - 2021	3.50 to 7.00	230,198	250,505
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	96,407	115,225
Finem	2014	March - 2021	TJLP + 0.00 to 2.78	215,372	192,827
Finem	2014	March - 2021	SELIC + 2.78	160,603	129,326
Finem	2014	March - 2021	6.00	6,664	2,672
Limit of credit IV	2015	January - 2022	TJLP + 0.00 to 2.62	140,024
Limit of credit IV	2015	January - 2022	SELIC + 2.32	131,544

				3,001,776	3,137,035

Total				3,410,852	3,533,474

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)	Export credit notes (“NCE”)

Issue date			Initial amount of the transaction	Maturity	Charges (% per year)	2015	2014
Foreign currency			US$
November - 2006			167,014	May - 2018	Us dollar exchange variation + 8.10	308,069	209,561
April - 2007			101,605	March - 2018	Us dollar exchange variation + 7.87	198,782	135,220
May - 2007			146,010	May - 2019	Us dollar exchange variation + 7.85	294,840	200,518
January - 2008			266,430	February - 2020	Us dollar exchange variation + 7.30	603,536	410,711

			681,059			1,405,227	956,010

Local currency
April - 2010			50,000	October - 2021	105% of CDI	36,653	36,120
June - 2010			200,000	October - 2021	105% of CDI	146,611	144,481
February - 2011			250,000	October - 2021	105% of CDI	146,611	144,481
April - 2011	(i	)	450,000	April - 2019	112.5% of CDI	464,039	461,254
June - 2011			80,000	October - 2021	105% do CDI	58,644	57,792
August - 2011	(i	)	400,000	August - 2019	112,5% of CDI	405,478	404,309
June - 2012			100,000	October - 2021	105% of CDI	73,305	72,241
September - 2012			300,000	October - 2021	105% of CDI	219,917	216,722
October - 2012			85,000	October - 2021	105% of CDI	62,310	61,405
February - 2013	(ii	)	100,000	September - 2017	8.00	101,118	101,161
February - 2013	(ii	)	100,000	February - 2016	8.00	101,248	101,161
February - 2013	(ii	)	50,000	September - 2017	8.00	50,440	50,440
February - 2013	(ii	)	100,000	February - 2016	8.00	101,118	101,096
March - 2013	(ii	)	50,000	March - 2016	8.00	50,253	50,257
June - 2014	(ii	)	50,000	June - 2017	8.00	50,010	50,010
June - 2014	(ii	)	17,500	June - 2017	8.00	17,504	17,504
June - 2014	(ii	)	10,000	June - 2017	8.00	10,002	10,002
September - 2014			100,000	August - 2020	108% of CDI	104,642	103,579
November - 2014	(ii	)	150,000	November - 2017	8.00	151,062	151,094
November - 2014			100,000	April - 2015	8.00		100,730

Total			2,742,500			2,350,965	2,435,839

(i)	The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 16.2.1 (b.i)).
(ii)	The Company entered into swap transactions for these contracts (from fixed rate to 67.10% to 92.70% of CDI rate) (Note 16.2.1).

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(d)	Payment schedule

The maturity profile of the long-term amounts is as follows:

	Restated
	2015	2014	1/1/2014
2015			1,122,338
2016		1,254,109	1,738,836
2017	1,737,741	1,528,951	1,577,130
2018	2,633,553	1,977,719	1,882,188
2019	3,321,210	1,998,222	1,480,026
2020	2,757,644	1,941,026	2,366,465
2021	4,257,587	2,947,861	2,561,856
2022	2,071,440	1,417,420	1,248,695
2023	7,950	7,987	2,016
2024	2,945,136	2,008,722	340
2025 and thereafter	5,648,257	3,844,712	3,382,965

Total	25,380,518	18,926,729	17,362,855

(e)	Capitalized financial charges

In 2015, the Company capitalized financial charges presented in this note in the amount of R$130,180 (R$95,542 in 2014), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 7.80% p.a. (7.69% p.a. in 2014).

(f)	Guarantees

Braskem gave collateral for part of its borrowings as follows:

Loans	Maturity	Total debt 2015	Total guaranteed	Guarantees
BNB	December - 2022	171,041	171,041	Mortgage of plants, pledge of machinery and equipment
BNB	August - 2024	247,343	247,343
BNDES	December - 2021	3,410,852	3,410,852	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June - 2020	143,789	143,789	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	80,566	80,566	Bank surety
FINAME	February -2022	2,177	2,177	Pledge of equipment

Total		4,055,768	4,055,768

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

15	Project finance

	US$
Identification	Contract value	Value received	Maturity	Charges (% per year)	2015	2014
Project finance I	700,000	700,000	February - 2027	Us dollar exchange variation + quarterly Libor + 3.25	2,720,874	1,716,943
Project finance II	210,000	189,996	February - 2027	Us dollar exchange variation + 6.17	740,902	378,992
Project finance III	600,000	600,000	February - 2029	Us dollar exchange variation + 4.33	2,334,133	1,388,166
Project finance IV	660,000	680,004	February - 2029	Us dollar exchange variation + quarterly Libor + 3.88	2,645,645	1,757,438
Project finance V	400,000	400,000	February - 2029	Us dollar exchange variation + quarterly Libor + 4.65	1,557,360	982,688
Project finance VI	90,000	89,994	February - 2029	Us dollar exchange variation + quarterly Libor + 2.73	349,464	153,762
Project finance VII	533,095	533,095	February - 2029	Us dollar exchange variation + quarterly Libor + 4.64	2,075,524	1,311,104
Transactions costs					(173,240)	(111,598)

Total	3,193,095	3,193,089			12,250,662	7,577,495

VAT borrowings (i)			November - 2029	2,00% above TIIE (ii)	26,771

					12,277,433	7,577,495

Current liabilities					302,266	26,462
Non-current liabilities					11,975,167	7,551,033

Total					12,277,433	7,577,495

(i)	Financing for the subsidiary Braskem Idesa obtained in Mexican peso and paid exclusively using the reimbursement of value-added taxes (Note 10(f.ii)). During the year ended December 31, 2015, a total of R$535,125 was raised and R$516,496 was settled (R$510,715 as principal and R$5,781 as interest).
(ii)	TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

16	Financial instruments

16.1	Non-derivative financial instruments

				Restated
			Fair value hierarchy	Book value		Fair value
	Note	Classification by category		2015	2014	2015	2014
Cash and cash equivalents	5
Cash and banks				873,966	227,237	873,966	227,237
Financial investments in Brazil		Held-for-trading	Level 2	605,770	1,146,880	605,770	1,146,880
Financial investments in Brazil		Loans and receivables		1,409,504	1,002,066	1,409,504	1,002,066
Financial investments abroad		Held-for-trading	Level 2	4,154,022	1,515,088	4,154,022	1,515,088

				7,043,262	3,891,271	7,043,262	3,891,271
Financial investments	6
FIM Sol investments		Held-for-trading	Level 2		85,573		85,573
Letras financeiras do tesouro - LFT		Held-for-trading	Level 2	413,721	104,702	413,721	104,702
Other		Held-for-trading	Level 2	1,172	4,155	1,172	4,155
Quotas of receivables investment fund		Held-to-maturity		46,193	42,495	46,193	42,495

				461,086	236,925	461,086	236,925
Trade accounts receivable	7			2,775,530	2,434,196	2,775,530	2,434,196
Related parties credits	9	Loans and receivables		155,140	205,117	155,140	205,117
Trade payables				12,430,703	10,839,875	12,430,703	10,839,875
Borrowings	14
Foreign currency - Bond			Level 1	17,004,617	11,776,438	14,434,854	11,900,361
Foreign currency - other borrowings				4,526,293	2,412,627	4,526,293	2,412,627
Local currency				6,073,310	6,422,161	6,073,310	6,422,161

				27,604,220	20,611,226	25,034,457	20,735,149
Project finance	15			12,450,673	7,689,093	12,450,673	7,689,093
Loan to non-controlling shareholder of Braskem Idesa	18			1,538,784	792,188	1,538,784	792,188
Other payables	22			273,294	296,969	273,294	296,969

(a)	Fair value

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

Braskem S.A.

Management notes to the restated financial statements

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

16.2	Financial hedge instruments designated and not designated for hedge accounting

16.2.1	Changes

				Operation characteristics		Restated
Identification	Note		Fair value hierarchy	Principal exposure	Derivatives	Balance at 2014	Change in fair value	Financial settlement	Balance at 2015
Non-hedge accounting transactions
Exchange swap	16.2.1	(a.i)	Level 2	Argentine peso	Dollar	1,383	(31,314)	(9,059)	(38,990)
Interest rate swaps			Level 2	Fixed rate	CDI	18,588	6,489	(16,726)	8,351
Deliverable Forward			Level 2	Euro	Dollar	2,230	(6,494)	4,264

						22,201	(31,319)	(21,521)	(30,639)

Hedge accounting transactions
Exchange swap	16.2.1	(b.i)	Level 2	CDI	Dollar+Interests	560,828	527,058	19,239	1,107,125
Interest rate swaps	16.2.1	(b.ii.i)	Level 2	Libor	Fixed rates	3,542	106,780	(75,249)	35,073
Deliverable Forward			Level 2	Mexican peso	Dollar	30,533	19,754	(50,287)

						594,903	653,592	(106,297)	1,142,198

Derivatives operations
Current assets						(33,555)			(53,662)
Non-current assets						(39,350)			(12,280)
Current liabilities						95,626			57,760
Non-current liabilities						594,383			1,119,741

						617,104			1,111,559

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

All financial hedge instruments held at December 31, 2015 were contracted on Over the Counter—OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem S.A.

Management notes to the restated financial statements

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

	Nominal value US$	Hedge (argentine peso /US$)	Maturity	Fair value
Identification				2015	2014
NDF I	15,000	9.1100	February-2015		606
NDF II	10,000	9.1100	February-2015		404
NDF III	10,000	9.1000	February-2015		373
NDF XXII	20,000	10.7000	February-2015	(16,329)
NDF XXIII	34,000	11.5000	March-2016	(22,661)

	89,000			(38,990)	1,383

Derivatives operations
Current assets				(41,046)
Current liabilities				2,056	1,383

Total				(38,990)	1,383

Braskem S.A.

Management notes to the restated financial statements

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

	Nominal value	Hedge (exchange variation + interest rate)	Maturity	Restated
				Fair value
Identification				2015	2014
Swap NCE I	200,000	6.15%	August 2019	282,950	155,961
Swap NCE II	100,000	6.15%	August 2019	138,099	75,373
Swap NCE III	100,000	6.15%	August 2019	135,757	73,565
Swap NCE IV	100,000	5.50%	April 2019	117,935	57,906
Swap NCE V	100,000	5.50%	April 2019	117,836	57,831
Swap NCE VI	150,000	7.90%	April 2019	193,336	80,506
Swap NCE VII	100,000	4.93%	April 2019	121,212	59,686

Total	850,000			1,107,125	560,828

Derivatives operations
Current assets				(12,616)	(33,555)
Non-Current liabilities				1,119,741	594,383

Total				1,107,125	560,828

(b.ii)	Hedge operation by Braskem Idesa related to project finance

(b.ii.i)	Interest rate swap linked to Libor

	Nominal value US$	Hedge (interest rate per year)	Maturity	2015	Fair value
Identification					2014
Swap Libor I	299,996	1.9825%	May-2025	7,997	790
Swap Libor II	299,996	1.9825%	May-2025	8,050	870
Swap Libor III	299,996	1.9825%	May-2025	7,956	775
Swap Libor IV	129,976	1.9825%	May-2025	3,465	330
Swap Libor V	132,996	1.9825%	May-2025	3,569	386
Swap Libor VI	149,932	1.9825%	May-2025	4,036	391

Total	1,312,892			35,073	3,542

Derivatives operations
Non-Current assets				(12,280)	(39,350)
Current liabilities				47,353	42,892

Total				35,073	3,542

This hedge operation shares the same guarantees with the Project Finance.

Braskem S.A.

Management notes to the restated financial statements

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

Hedged exports amounted to US$6,757,231, as shown below:

Total nominal value US$
2016	839,447
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853

6,757,231

The Company considers these exports in the selected period (2016/2024) as highly probable, based on the following factors:

•	In the last five years, Braskem S.A. exported an average US$4,8 billion per year, which represents around 5 to 6 times the annual exports of the hedged exports.

•	Hedged exports represent between 15% and 25% of the export flows planned by the Company.

•	The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

Braskem S.A.

Management notes to the restated financial statements

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

839,447

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(a.ii)	Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the new disbursements by the project’s financiers in April and September 2015 (Note 15), Braskem Idesa designated the respective amounts of US$290,545 and US$23,608 for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these exports are highly probable, based on the following:

•	The hedged flow corresponds to less than 15% of the planned revenue flow of the project over the designated period.

•	The financing was obtained through a Project Finance structure and will be repaid exclusively through the cash generation of the project (Note 15). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.

•	In Mexico, domestic sales can be made in U.S. dollar. As part of its commercial strategy, Braskem Idesa began, in 2013, to sell in the domestic market products imported from Brazil and other countries (“pre-marketing”). Confirming the feasibility of invoicing sales in the domestic market in U.S. dollar, part of the sales in the pre-marketing phase are being carried out in said currency.

•	The plant will supply products mainly to Mexico, a market characterized by a shortfall of polyethylene and the supply of feedstock at prices below the reference price adopted by its main competitors. These factors favor its sales in the market.

On December 31, 2015, hedged sales and the maturities of financial liabilities amounted to US$3,193,089 and were distributed as follows:

Nominal value US$
2016	67,774
2017	183,253
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164

3,193,089

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction coefficient methods, respectively.

Braskem S.A.

Management notes to the restated financial statements

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

				(%)
				2015	2014
1	Minimum risk			7.67	5.09
2	Low risk			42.84	40.23
3	Moderate risk			33.07	30.81
4	High risk			13.74	23.15
5	Very high risk	(i	)	2.69	0.72

(i)	Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the years ended:

	Last 12 months
	Domestic market	Export market
December 31, 2015	0.39%	0.70%
December 31, 2014	0.65%	0.18%
December 31, 2013	0.14%	0.13%

Braskem S.A.

Management notes to the restated financial statements

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

			Restated
			2015	2014	1/1/2014
Financial assets with risk assessment
AAA			5,982,393	3,765,527	3,436,378
AA			27,753	65,304	93,955
AA-			163,188
A+			1,076,803	53,229
A			69,576	180,233	865,105
A-			137,479	16,262	1,485

			7,457,192	4,080,555	4,396,923
Financial assets without risk assessment	(i	)
Quotas of investment funds in credit rights			46,193	42,495	40,696
Other financial assets with no risk assessment			963	5,146	5,738

			47,156	47,641	46,434

Total			7,504,348	4,128,196	4,443,357

(i)	Investiments approved by Management of the Company, as permitted by policy.

16.5	Sensitivity analysis

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b.2)	Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

Instrument / Sensitivity	Probable	Possible adverse (25%)	Extreme adverse (50%)
Brazilian real/U.S. dollar exchange rate
Bonds and MTN	(1,525,934)	(4,193,740)	(8,387,480)
BNDES	(37,212)	(102,269)	(204,538)
Working capital / structured operations	(301,310)	(828,093)	(1,656,186)
Export prepayments	(48,198)	(132,463)	(264,927)
Project finance	(1,114,381)	(3,062,665)	(6,125,331)
Financial investments abroad	(23,270)	(63,952)	(127,904)
Swaps	(189,726)	(331,701)	(853,128)
Financial investments abroad	561,061	1,541,971	3,083,941
Mexican peso/Brazilian real
Project finance	(3,322)	(6,693)	(13,385)
Libor floating interest rate
Working capital / structured operations	(3,987)	(19,937)	(39,874)
Export prepayments	(3,316)	(16,582)	(33,165)
Swaps	(8,840)	(14,209)	(28,658)
Selic interest rate
BNDES	(19,358)	(101,073)	(216,258)
CDI interest rate
Swaps Export credit notes	(23,784)	(122,213)	(256,225)
Foreign loans / other in local currency	(537)	(2,741)	(5,702)
Agricultural credit note	(35,039)	(184,950)	(401,253)
Swaps NCE	(107)	(443)	(84,010)
Financial investments in local currency	8,851	43,829	87,740

Instrument / Sensitivity	Probable 7.5%	Possible adverse 8.0%	Extreme adverse 8.5%
TJLP interest rate
BNDES	178	361	548
FINEP	(29,907)	(60,106)	(90,597)
Other government agents	(64)	(130)	(197)

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

17	Taxes payable

	Restated
	2015	2014	1/1/2014
Brazil
IPI	61,784	53,536	81,282
IR and CSL	427,880	260,785	178,943
ICMS	149,811	99,328	120,941
Federal tax payment program—Law 11,941/09			1,024,127
PIS and COFINS	66,332	61,085	44,921
Other	56,510	13,489	40,503
Other countries
IR	210,697	645	1,808
Value-added tax	56,975	4,576

Total	1,029,989	493,444	1,492,525

Current liabilities	1,003,273	233,434	462,933
Non-current liabilities	26,716	260,010	1,029,592

Total	1,029,989	493,444	1,492,525

18	Loan to non-controlling shareholders of Braskem Idesa

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

19	Income tax (“IR”) and social contribution (“CSL”)

19.1	Reconciliation of the effects of income tax and social contribution on profit or loss

			Restated
			2015	2014	2013
Income before IR and CSL			4,430,988	1,065,218	897,121
IR and CSL at the rate of 34%			(1,506,536)	(362,174)	(305,021)
Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees			755	23,815	(1,096)
Effects from pre-payment of taxes				41,046	8,539
IR and CSL accrued in previous years					1,236
Other permanent adjustments	(i	)	(165,018)	(189,673)	(160,692)

Effect of IR and CSL on results of operations			(1,670,799)	(486,986)	(457,034)

Breakdown of IR and CSL:
Current IR and CSL			(401,582)	(62,961)	(45,218)
Deferred IR and CSL			(1,269,217)	(424,025)	(411,816)

Total			(1,670,799)	(486,986)	(457,034)

(i)	Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

	Official rate—%
	Headquarters (Country)	2015
Braskem Alemanha	Germany	31.00
Braskem America e Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria e Braskem Austria Finance	Austria	25.00
Braskem Petroquímica Chile	Chile	22.50
Braskem Holanda, Braskem Holanda Finance e Braskem Holanda Inc	Netherland	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México
Braskem México Serviços e Braskem México Sofom	Mexico	30.00

The effective rate is 37.7% (2014 – 45.7% and 2013 – 50.9%).

19.2	Deferred income tax and social contribution

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(a)	Breakdown of and changes in deferred IR and CSL

	Restated
	As of January 1, 2014	Impact on the P&L	Impact on the equity	Use for settlement Federal tax payment program—Law 11,941/09	As of December 31, 2014	Impact on the P&L	Impact on the equity	As of December 31, 2015
Assets
Tax losses (IR) and negative base (CSL)	1,015,587	(52,317)		(538,879)	424,391	1,690,139		2,114,530
Goodwill amortized	12,065	(4,654)			7,411	(1,394)		6,017
Exchange variations	791,508	511,293			1,302,801	1,623,094		2,925,895
Temporary adjustments	409,068	373,156	42,996		825,220	(45,706)	(720,422)	59,092
Business combination	232,039	(44,180)			187,859	1,544		189,403
Pension plan	61,927	42,300			104,227	(104,227)
Deferred charges—write-off	37,971	(13,117)			24,854	(4,006)		20,848
Investments in subsidiaries	94,276	(94,276)

	2,654,441	718,205	42,996	(538,879)	2,876,763	3,159,444	(720,422)	5,315,785
Liabilities
Amortization of goodwill based on future profitability	643,050	56,129			699,179	35,840		735,019
Tax depreciation	541,325	152,714			694,039	121,204		815,243
Exchange variations		(1,273)			(1,273)	1,273
Temporary differences	454,862	(16,123)	1,012		439,751	711,770	(588,867)	562,654
Business combination	585,250	(352,949)			232,301	(15,119)		217,182
Write-off negative goodwill of incorporated subsidiaries	1,187	(593)			594	(594)
Additional indexation PP&E	140,157	(15,395)			124,762	(14,031)		110,731
Hedge accounting		889,752	(889,752)			3,573,540	(3,573,540)
Amortization of fair value adjustments on the assets from the acquisiton of Quattor		313,422			313,422	(23,894)		289,528
Other	56,543	116,546	(58,171)		114,918	38,672		153,590

	2,422,374	1,142,230	(946,911)		2,617,693	4,428,661	(4,162,407)	2,883,947
Net	232,067	(424,025)	989,907	(538,879)	259,070	(1,269,217)	3,441,985	2,431,838

Presentation in the balance sheet:
Non-current assets	1,124,148				886,081			3,204,666
(-) Non-current liabilities	892,081				627,011			772,828

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)	Net balance of deferred income and social contribution tax assets and liabilities

	Restated
	2015
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance
Assets
Braskem S.A.	Brazil	4,124,563	(1,967,050)	2,157,513
Braskem Argentina	Argentina	8,235		8,235
Braskem Alemanha	Germany	104,785		104,785
Braskem Idesa	Mexico	890,723	(65,306)	825,417
Braskem México Serviços	Mexico	2,894		2,894
Quantiq	Brazil	7,811	(1,623)	6,188
Braskem Petroquímica—business combination effects	Brazil	99,634		99,634

		5,238,645	(2,033,979)	3,204,666

Liabilities
Braskem Petroquímica—business combination effects	Brazil		(138,029)	(138,029)
Braskem Petroquímica	Brazil	76,978	(160,774)	(83,796)
Petroquímica Chile	Chile	125	(175)	(50)
Braskem America	USA		(550,953)	(550,953)

		77,103	(849,931)	(772,828)

	Restated
	2014
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance
Assets
Braskem S.A.	Brazil	2,308,145	(1,834,857)	473,288
Braskem Argentina	Argentina	3,772		3,772
Braskem Alemanha	Germany	88,999		88,999
Braskem Idesa	Mexico	267,394	(52,463)	214,931
Quantiq	Brazil	8,393	(1,392)	7,001
Braskem Petroquímica and Braskem Qpar—business combination effects	Brazil	98,090		98,090

		2,774,793	(1,888,712)	886,081

Liabilities
Braskem Petroquímica and Braskem Qpar—business combination effects	Brazil		(150,951)	(150,951)
Braskem Petroquímica	Brazil	101,919	(149,897)	(47,978)
Petroquímica Chile	Chile	51	(84)	(33)
Braskem America	USA	(23,521)	(404,528)	(428,049)

		78,449	(705,460)	(627,011)

The tax losses and negative social contribution bases do not expire under the Brazilian taxation regime and tax losses do not expire in Germany.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)	Realization of deferred income tax and social contribution

			Restated
			Balance at December 31, 2015	Realization
	Note			2016	2017 and 2018	2019 and 2020	2021 thereafter
Assets
Tax losses (IR) and negative base (CSL)	(i	)	2,114,530	135,895	769,804	761,133	447,698
Goodwill amortized			6,017	1,102	1,820	965	2,130
Exchange variations	(ii	)	2,925,895				2,925,895
Temporary adjustments	(iii	)	59,092	26,028	1,419	936	30,709
Business combination	(iv	)	189,403				189,403
Deferred charges—write-off	(v	)	20,848	9,273	11,575

Total assets			5,315,785	172,298	784,618	763,034	3,595,835
Liabilities
Amortization of goodwill based on future profitability	(vi	)	735,019				735,019
Tax depreciation	(vii	)	815,243				815,243
Temporary differences	(viii	)	562,655	58,394	116,787	118,504	268,970
Business combination	(ix	)	217,182	15,018	30,036	30,036	142,092
Additional indexation PP&E	(x	)	110,731	11,085	22,170	22,170	55,306
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	(ix	)	289,528	66,591	66,591	66,591	89,755
Other			153,589				153,589

Total liabilities			2,883,947	151,088	235,584	237,301	2,259,974

Net			2,431,838	21,210	549,034	525,733	1,335,861

Basis for constitution and realization:

(i)	In Brazil and Germany, the use of tax losses is limited to the taxable income for the year. In Brazil, this limit is 30%, whereas in Germany is 60%.
(ii)	In Brazil, the Company opted to tax exchange variation of assets and liabilities denominated in foreign currency under the cash method. Thus, this variation will be realized as assets and liabilities are received/paid. For accounting purposes, exchange variation is recognized under the accrual basis, which results in deferred IR and CSL.
(iii)	Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.
(iv)	Refers to: tax-related goodwill, and contingencies recognized from business combinations. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.
(v)	Amounts constituted based on the deferred assets written off due to the adoption of Law 11,638/07. Tax realization is based on the application of the amortization rate used prior to the adoption of this law.
(vi)	Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the write-off of goodwill-generated assets due to impairment or any other reason.
(vii)	For calculation of IR and CSL, assets are depreciated at rates higher than those used for accounting purposes. As tax depreciation is exhausted, these deferred IR and CSL start to be realized.
(viii)	Revenues whose taxation will occur in subsequent periods.
(ix)	Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.
(x)	Additional adjustment of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Considering the limitations to the use of tax losses in Brazil and Germany and the known impacts on the position of deferred taxes, the Company estimates that it will be necessary to generate taxable income of around R$3,748,648 in the following years to realize its deferred tax assets registered on December 31, 2015.

Braskem S.A.

Management notes to the restated financial statements

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

The provisions in this law are applicable from 2015, except in the event of early adoption in 2014. The Company opted for said early adoption.

20	Sundry provisions

			2015	2014
Measures to
Provision for customers rebates	(a	)	46,929	66,702
Provision for recovery of environmental damages	(b	)	127,227	102,534
Judicial and administrative provisions	(c	)	554,479	412,811
Other			19,279	12,177

Total			747,914	594,224

Current liabilities			93,942	88,547
Non-current liabilities			653,972	505,677

Total			747,914	594,224

(a)	Provision for client bonus

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)	Judicial and administrative provisions

			2015	2014
Labor claims	(c.1)		158,711	141,240
Tax claims	(c.2)
Income tax and social contribution	(i	)	48,252	35,682
PIS and COFINS	(ii	)	49,266	39,145
ICMS—interstate purchases	(iii	)	195,320	94,732
ICMS—other			36,965	12,559
Other			38,337	88,202
Societary claims and other			27,628	1,251

			554,479	412,811

(c.1)	Labor claims

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by the subsidiary Braskem Petroquímica, which, together, cover the amount of the claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)	ICMS—interstate purchases

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

(d)	Changes in provisions

	Bonus	Recovery of environmental damage	Legal provisions	Other	Total
December 31, 2014	66,702	102,534	412,811	12,177	594,224
Additions, inflation adjustments and exchange variation, net	11,269	66,336	260,287	7,102	344,994
Write-offs through usage and payments	(31,042)	(41,643)	(118,619)		(191,304)

December 31, 2015	46,929	127,227	554,479	19,279	747,914

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

21	Benefits offered to team members

21.1	Short-term benefits

	2015	2014	2013
Health care	126,545	108,841	91,340
Private pension	60,476	44,243	32,102
Transport	50,935	51,881	48,350
Feeding	27,755	27,453	23,665
Training	19,101	27,629	21,472
Other	18,789	18,167	14,344

	303,601	278,214	231,273

21.2	Post-employment benefits

21.2.1	Retirement plans—defined benefit plans and health plants

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

Braskem S.A.

Management notes to the restated financial statements

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

(i)	Amounts in balance sheet

	Restated
	2015	2014	1/1/2014
Defined benefit
Novamont Braskem America	23,722	18,356	11,020
Braskem Alemanha	76,819	50,820	34,500

	100,541	69,176	45,520
Health care
Bradesco saúde	69,696	45,302	24,743

	170,237	114,478	70,263

Benefit obligations	(146,936)	(100,398)	(69,119)
Health care	(69,696)	(45,302)	(24,743)

Total obligations	(216,632)	(145,700)	(93,862)
Fair value of plan assets	46,395	31,222	23,599

Funded status of the plan	(170,237)	(114,478)	(70,263)

Consolidated net balance (current liabilities)	(170,237)	(114,478)	(70,263)

(ii)	Change in obligations

	Restated
	2015	2014	1/1/2014
Balance at beginning of year	145,700	93,862	63,964
Health care	24,394	20,560	17,101
Current service cost	5,085	2,943	2,593
Interest cost	4,699	3,277	2,561
Special retirement	515
Reduction plan	734
Benefits paid	(3,397)	(1,927)	(1,693)
Change plan		1,713
Actuarial losses (gain)	(330)	19,314	558
Reduction plan (curtailment)		1,663
Exchange variation	39,232	4,295	8,778

Balance at the end of the year	216,632	145,700	93,862

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(iii)	Change in fair value plan assets

	2015	2014	2013
Balance at beginning of year	31,222	23,599	19,736
Actual return on plan assets	156	3,343	1,158
Employer contributions	3,659	3,166	1,392
Benefits paid	(3,103)	(1,894)	(1,619)
Exchange variation	14,461	3,008	2,932

Balance at the end of the year	46,395	31,222	23,599

(iv)	Amounts recognized in profit or loss

	2015	2014	1/1/2014
Health care	11,849	9,270	8,069
Current service cost	5,085	3,277	2,547
Interest cost	4,699	(2,045)	(1,614)
Expected return on plan assets	(3,409)	135	675
Amortization of actuarial loss	1,519	119	119
Amortization of unrecognized service cost	418
Actuarial losses	34	12,511

	20,195	23,267	9,796

The amounts recognized in the statement of operations refer to transactions involving the defined benefit plans that are recognized in “Other operating income (expenses), net” and in “Financial results”, depending on their nature.

(v)	Actuarial assumptions

	(%)
	2015			2014		2013
	Health insurance	United States	Germany	United States	Germany	United States	Germany
Discount rate	7.22	4.60	3.75	4.20	3.75	5.00	3.75
Inflation rate	6.50	n/a	2.00	3.00	1.51	3.00	1.51
Expected return on plan assets	n/a	7.50	n/a	7.50	n/a	7.50	n/a
Rate of increase in future salary levels	n/a	n/a	3.00	n/a	3.00	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Aging factor	2.5	n/a	n/a	n/a	n/a	n/a	n/a
Medical inflation	3.5	n/a	n/a	n/a	n/a	n/a	n/a
Duration	35.55	n/a	n/a	n/a	n/a	n/a	n/a

(vi)	Hierarchy of fair value assets

On December 31, 2015, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(vii)	Sensitivity analysis

	Impact on the defined benefit obligation
	Premise change			Premise increase			Premise reduction
	Health insurance	United States	Germany	Health insurance	United States	Germany	Health insurance	United States	Germany
Discount rate	1%	0.5%	0.5%	13,282	4,233	8,008	(17,950)	4,690	8,967
Real medical inflation	1%	n/a	n/a	17,537	n/a	n/a	(10,389)	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	0.5%	n/a	n/a	4,072	n/a	n/a	(3,816)
Rate of increase in future pension plan	n/a	n/a	0.3%	n/a	n/a	2,417	n/a	n/a	(2,340)
Life expectancy	n/a	n/a	1 year	n/a	n/a	1,834	n/a	n/a	(1,915)
Mortality rate	n/a	10.0%	n/a	n/a	1,991	n/a	n/a	2,175	n/a

	Health insurance—Impact on cost of services and interests costs
	Premise change		Premise increase		Premise reduction
	Cost of services	Iterests costs	Cost of services	Iterests costs	Cost of services	Iterests costs
Discount rate	1%	1%	(75)	(365)	125	447
Real medical inflation	1%	1%	135	622	(46)	(369)

21.2.2	Retirement plan—defined contribution

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

On January 6, 2015, the Brazilian Private Pension Plan Superintendence (PREVIC—Superintendência Nacional de Previdência Complementar) issued an official letter to the Management of Braskem requesting the contribution related to the capital deficit of the Petros Copesul plan on the date of the withdrawal of the sponsorship (October 2012), restated by the IPCA consumer price index + 6% p.a. through December 31, 2014. The amount, restated as mentioned earlier, was settled in February 2015 in the amount of R$358,563.

Braskem S.A.

Management notes to the restated financial statements

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

The balance of contingent liabilities as of December 31, 2015 and 2014 is as follows:

			2015	2014
Labor claims	(a	)	587,861	463,001
Tax claims	(b	)	5,858,112	5,477,192
Other lawsuits	(c	)	576,096	447,411

Total			7,022,069	6,387,604

(a)	Labor

The amount at December 31, 2015 is related to 1,127 indemnity and labor claims. Among these claims are:

(a.1)	Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS), in the second quarter of 2005, claiming the payment of overtime amounting to R$40 million. The Management of the Company does not expect further disbursements to terminate these lawsuits.

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(d)	Reports of irregularities

Braskem and its subsidiaries are subject to various anti-corruption laws in countries where they operate, including Federal Law 12,846/2013, or the Brazilian Anticorruption Law, which came into effect on January 28, 2014, and the U.S. Foreign Corrupt Practices Act (FCPA).

In March 2015, under the so-called Operation Car Wash, certain allegations made by defendants in criminal proceedings were made public, according to which Braskem was involved in improper payments related to feedstock supply agreements entered into with Petrobras.

In light of said facts, the Company immediately approved the hiring of law firms with broad and proven experience in similar cases in the United States and Brazil (“Expert Firms”) to conduct an independent internal investigation into the allegations cited above (“Investigation”), under the supervision of the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC).

The development of this matter is described in Note 34.

(e)	Class action

A class action has been filed in the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, as Lead Plaintiff, alleging the Company has made material misrepresentations and/or failed to disclose through certain SEC filings the existence of unlawful payments. The Company has engaged an expert U.S. law firm to represent it and filed motion to dismiss on July 6, 2016 which, after response from the plaintiffs, is currently waiting for the judge´s decision.

The Company cannot foresee the outcome of this process. The Company may be cited as defendant in other legal actions. Furthermore, the Company may be required, observing the legal and regulatory limits, to indemnify directors, officers and employees that are defendants in actions of this nature. Said action has required significant time and dedication of the Management of the Company. The Company may also incur financial obligations that may have a material adverse impact on its business, reputation, financial condition and the results of its operations, as well as liquidity and price of its securities.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

24	Equity

(a)	Capital

On December 31, 2015, the Company’s subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,248 shares with no par value, distributed as follows:

			Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
OSP and Odebrecht			226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras			212,426,952	47.03%	75,492,222	21.88%			287,919,174	36.11%
BNDESPAR					40,102,837	11.62%			40,102,837	5.03%
ADR	(i	)			28,368,166	8.22%			28,368,166	3.56%
Other			12,907,077	2.86%	120,622,497	34.96%	593,618	100.00%	134,123,192	16.83%

Total			451,668,652	100.00%	343,768,220	99.64%	593,618	100.00%	796,030,490	99.85%

Braskem shares owned by subsidiary of Braskem Petroquímica	(ii	)			1,234,758	0.36%			1,234,758	0.15%

Total			451,668,652	100.00%	345,002,978	100.00%	593,618	100.00%	797,265,248	100.00%

(i)	American Depositary Receipts traded on the New York Stock Exchange (USA);
(ii)	These share are considered “Treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)	Stock buyback programs

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(f.1)	Profit or loss and dividends proposed

			Restated 2015
Net income for the year of Company’s shareholders			3,001,720
Amounts recorded directly to retained earnings
Realization of additional property, plant and equipment			28,202
Prescribed dividends			479

			3,030,401
Legal reserves distribution			(158,450)

			2,871,951

Destinations:
Proposed dividends	(i	)	(1,000,000)
Portion allocated to unrealized profit reserves	(ii	)	(2,010,542)

			(3,010,542)

Composition of the total proposed dividends
Minimum dividends—25% on adjusted net income originally reported	(iii	)	(752,636)
Additional proposed dividends	(iv	)	(247,364)

Total dividends			(1,000,000)

(i)	Unit dividend of R$1.25671835741 for common and class “A” preferred shares, and R$0.60624979930 for class “B” preferred shares.
(ii)	The retained earnings reserve was accrued based on capital budget pursuant to Article 196 of Federal Law 6,404/76, for use in future investments. This budget will be submitted for approval by shareholders assembled in a Shareholders’ Meeting.
(iii)	Recorded in current liabilities.
(iv)	Recorded in shareholders’ equity, under the item “proposed additional dividend”.

(f.2)	Dividend payment

The Annual Shareholders’ Meeting held on April 9, 2015 approved the declaration of dividends in the amount of R$ 482,593, the payment of which started to be paid on April 23, 2015, of which R$ 273,796 was paid to holders of common shares and R$ 208,437 and R$ 360 to holders of class “A” and class “B” preferred shares, respectively.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(g)	Other comprehensive income – Equity

	Restated
	Attributed to shareholders’ interest
	Additional indexation of PP&E (i)	Deemed cost of PP&E (i)	Defined benefit plans actuarial Gain (loss) (ii)	Foreign sales hedge (iii)	Fair value of hedge (iii)	Foreign currency translation adjustment (iv)	Gain (loss) on interest in subsidiary (v)	Total Braskem shareholders’ interest	Non-controlling interest in Braskem Idesa	Total
As of December 31, 2012	299,305	20,207	(16,858)			37,158	(7,443)	332,369	14,860	347,229
Additional indexation
Realization by depreciation or write-off assets	(41,268)							(41,268)		(41,268)
Income tax and social contribution	14,032							14,032		14,032
Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,465)						(1,465)		(1,465)
Income tax and social contribution		498						498		498
Foreign sales hedge
Exchange rate				(2,303,540)				(2,303,540)		(2,303,540)
Income tax and social contribution				783,204				783,204		783,204
Fair value of Cash flow hedge
Change in fair value					(83,413)			(83,413)	(2,380)	(85,793)
Transfer to result					(41,727)			(41,727)		(41,727)
Income tax and social contribution					40,120			40,120		40,120
Actuarial gain with post-employment benefits, net of taxes			(5,793)					(5,793)		(5,793)
Write-off gain on interest in subsidiary							(1,961)	(1,961)		(1,961)
Foreign currency translation adjustment						204,771		204,771	16,021	220,792

On December 31, 2013	272,069	19,240	(22,651)	(1,520,336)	(85,020)	241,929	(9,404)	(1,104,173)	28,501	(1,075,672)

Additional indexation
Realization by depreciation or write-off assets	(41,268)							(41,268)		(41,268)
Income tax and social contribution	14,030							14,030		14,030
Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,464)						(1,464)		(1,464)
Income tax and social contribution		499						499		499
Foreign sales hedge
Exchange rate				(2,611,655)				(2,611,655)	(164,197)	(2,775,852)
Income tax and social contribution				868,259				868,259	49,259	917,518
Fair value of Cash flow hedge
Change in fair value					(332,695)			(332,695)	(46,477)	(379,172)
Transfer to result					26,472			26,472		26,472
Income tax and social contribution					101,576			101,576	14,956	116,532
Actuarial gain with post-employment benefits, net of taxes			(7,452)					(7,452)		(7,452)
Foreign currency translation adjustment						144,699		144,699	2,573	147,272

On December 31, 2014	244,831	18,275	(30,103)	(3,263,732)	(289,667)	386,628	(9,404)	(2,943,172)	(115,385)	(3,058,557)

Additional indexation
Realization by depreciation or write-off assets	(41,268)							(41,268)		(41,268)
Income tax and social contribution	14,032							14,032		14,032
Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,462)						(1,462)		(1,462)
Income tax and social contribution		496						496		496
Foreign sales hedge
Exchange rate				(9,629,237)				(9,629,237)	(397,386)	(10,026,623)
Income tax and social contribution				3,225,996				3,225,996	119,129	3,345,125
Fair value of Cash flow hedge
Change in fair value					(524,683)			(524,683)	(24,790)	(549,473)
Transfer to result					(72,518)			(72,518)		(72,518)
Income tax and social contribution					199,177			199,177	7,138	206,315
Fair value of cash flow hedge from jointly-controlled					2,295			2,295		2,295
Actuarial loss with post-employment benefits, net of taxes			(9,129)					(9,129)		(9,129)
Foreign currency translation adjustment						718,763		718,763	(65,414)	653,349

On December 31, 2015	217,595	17,309	(39,232)	(9,666,973)	(685,396)	1,105,391	(9,404)	(9,060,710)	(476,708)	(9,537,418)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

			Restated
			Basic and diluted
			2015	2014	2013
Profit for the year attributed to Company’s shareholders of continued operations			3,001,720	715,995	442,746
Distribution of dividends attributable to priority:
Preferred shares class “A”			208,409	208,437	208,437
Preferred shares class “B”			360	360	360

			208,769	208,797	208,797

Distribution of 6% of unit value of common shares			273,824	273,796	233,949
Distribution of plus income, by class:
Common shares			1,430,395	132,518
Preferred shares class “A”			1,088,732	100,884

			2,519,127	233,402

Reconciliation of income available for distribution, by class (numerator):
Common shares			1,704,219	406,314	233,949
Preferred shares class “A”			1,297,141	309,321	208,437
Preferred shares class “B”			360	360	360

			3,001,720	715,995	442,746

Weighted average number of shares, by class (denominator):
Common shares			451,668,652	451,668,652	451,668,652
Preferred shares class “A”	(i	)	343,783,562	343,848,120	343,848,120
Preferred shares class “B”			593,618	593,818	593,818

			796,045,832	796,110,590	796,110,590

Profit (loss) per share (in R$)
Common shares			3.7732	0.8996	0.5180
Preferred shares class “A”			3.7731	0.8996	0.6062
Preferred shares class “B”			0.6065	0.6062	0.6062

(i)	Calculation of weighted average of outstanding shares at the beginning of the fiscal year, adjusted by the number of shares repurchased during fiscal year 2015, multiplied by a weighted time factor:

			Preferred shares class “A”
	Note		Outstanding shares	Weighted average
Balance at December 31, 2014			343,848,120	343,848,120
Repurchase of treasury shares	24	(b)	(80,000)	(64,658)
Conversion of preferred shares class “B” to “A”			100	100

Balance at December 31, 2015			343,768,220	343,783,562

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

26	Net sales revenues

			Restated
	Note		2015	2014	2013
Sales revenue
Domestic market			31,240,509	32,964,432	30,236,855
Foreign market			23,164,082	19,842,947	17,492,165

			54,404,591	52,807,379	47,729,020
Sales deductions
Taxes			(6,520,894)	(6,657,794)	(6,414,524)
Customers rebates	20	(a)	(29,529)	(59,818)	(57,236)
Sales returns			(291,808)	(332,753)	(328,388)

			(6,842,231)	(7,050,365)	(6,800,148)

Net sales revenue			47,562,360	45,757,014	40,928,872

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(a)	Net sales revenue by country

	Restated
	2015	2014	2013
Brazil	24,561,857	26,077,194	23,548,870
United States	9,603,033	9,125,441	7,981,211
Argentina	1,340,037	1,264,787	1,222,729
United Kingdom	2,438,594	1,111,454	578,351
Germany	1,239,528	1,067,563	536,343
Mexico	968,018	949,423	680,054
Italy	561,457	860,765	318,357
Netherlands	622,558	713,301	1,099,945
Singapore	1,017,327	671,222	1,514,216
Switzerland	334,487	467,104	211,371
Colombia	278,358	444,040	299,287
Spain	391,173	332,148	186,354
Chile	503,748	331,744	282,231
Peru	351,166	288,051	247,427
Uruguay	327,597	263,648	243,672
Japan	905,080	236,171	190,729
Poland	199,154	206,803	221,433
Paraguay	170,867	187,208	136,393
France	268,291	174,503	117,429
Bolivia	194,903	167,729	154,473
Canada	184,788	135,164	145,378
South Korea	74,582	70,683	90,531
Venezuela	477		90,595
Other	1,025,280	610,868	831,493

	47,562,360	45,757,014	40,928,872

(b)	Net sales revenue by product

	Restated
	2015	2014	2013
PE/PP	28,226,087	26,436,519	23,693,211
Ethylene, Propylene	2,999,090	3,274,529	2,875,381
Naphtha, condensate and crude oil	4,587,944	3,092,262	2,240,950
Benzene, toluene and xylene	2,538,993	3,084,916	2,974,235
PVC/Caustic Soda/EDC	2,780,075	2,709,491	2,548,457
ETBE/Gasoline	1,722,391	2,128,225	2,015,749
Butadiene	1,000,376	1,196,602	1,194,839
Specialty chemicals and drugs	875,985	822,790	879,801
Cumene	583,608	745,252	729,999
Solvents	431,264	620,986	527,083
Other	1,816,547	1,645,442	1,249,167

	47,562,360	45,757,014	40,928,872

Braskem S.A.

Management notes to the restated financial statements

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

(b)	PRODESIN—ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes (Note 26). In 2015, the amount was R$71,614 (R$60,033 in 2014).

28	Other operating income (expenses), net

			Restated
	Note		2015		2014	2013
Expense and depreciation with hibernate plants			(152,536	)(i)	(119,834)	(110,612)
Expenses from fixed assets and investment			(174,488	)(ii)
Allowance for judicial and labor claims			(105,644	)(iii)	(132,616)	(10,655)
Expenses from Ascent project			(147,169)		(44,347)
Allowance for enviromental damage recovery	20	(b)	(65,791)		(30,741)	(59,402)
Allowance health plan				(iv)
Payments without corresponding services	2.4				(72,299)	(55,514)
Extemporaneous taxes	34	(b)			(30,594)	(33,826)
Gain from the divestment of DAT	1	(a)			277,338
Revenue from the recognition of credits of subsidiaries to settle the installment payment					98,263
Other			(110,605)		68,820	(57,342)

			(756,233)		13,990	(327,351)

(i)	Includes R$54,011 arising from costs and depreciation in the period when the industrial unit located in the Petrochemical Complex of Capuava, in the city of Mauá (SP), was shut down due to the incident which took place in October 2015;
(ii)	Includes provision for loss with investment in the jointly owned subsidiary Propilsur (R$112,076 – US$26,519);
(iii)	Provisions for labor (R$63,211) and tax and other (R$42,433) claims;
(iv)	Provision for retirees’ health plan (Nota 21.2.1).

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

29	Financial results

			Restated
			2015	2014	2013
Financial income
Interest income			394,553	282,837	281,669
Monetary variations			142,856	74,675	24,117
Exchange rate variations			1,105,353	(46,173)	333,424
Other			56,201	44,091	133,928

			1,698,963	355,430	773,138

Financial expenses
Interest expenses			(1,722,800)	(1,315,917)	(1,129,985)
Monetary variations			(377,471)	(320,497)	(300,310)
Exchange rate variations			(1,035,035)	(38,901)	(78,510)
Monetary variations on fiscal debts			(151,899)	(222,105)	(174,434)
Tax expenses on financial operations			(51,090)	(28,614)	(32,884)
Discounts granted			(132,346)	(88,894)	(71,592)
Loans transaction costs—amortization			(64,406)	(44,824)	(6,200)
Adjustment to present value—appropriation	(i	)	(517,739)	(527,703)	(592,413)
Other			(153,703)	(180,369)	(153,674)

			(4,206,489)	(2,767,824)	(2,540,002)

Total			(2,507,526)	(2,412,394)	(1,766,864)

(i)	The Company calculates the adjustment to present value whose amount has a material impact on its financial statements.

	2015	2014	2013
Interest income
Held for trading	91,119	26,012	13,416
Loans and receivables	199,008	168,259	102,623
Held-to-maturity	36,900	34,881	31,147

	327,027	229,152	147,186
Other assets not classifiable	67,526	53,685	134,483

Total	394,553	282,837	281,669

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

30	Expenses by nature

The Company chose to present its expenses by function in the statement of operations. The breakdown of expenses by nature is presented below:

	Restated
	2015	2014	2013
Classification by nature:
Raw materials other inputs	(31,050,937)	(34,352,860)	(30,489,543)
Personnel expenses	(2,541,164)	(2,217,226)	(1,954,414)
Outsourced services	(1,617,443)	(1,699,325)	(1,570,320)
Tax expenses	(13,820)	(11,822)	(9,847)
Depreciation, amortization and depletion	(2,125,796)	(2,044,136)	(2,041,729)
Freights	(1,883,541)	(1,555,125)	(1,471,853)
Other expenses, net	(1,393,364)	(402,837)	(723,958)

Total	(40,626,065)	(42,283,331)	(38,261,664)

Classification by function:
Cost of products sold	(37,238,388)	(39,831,028)	(35,794,661)
Selling and distribution	(1,122,012)	(1,083,501)	(945,235)
General and administrative	(1,339,797)	(1,254,659)	(1,078,735)
Research and development	(169,635)	(128,133)	(115,682)
Other operating income (expenses), net	(756,233)	13,990	(327,351)

Total	(40,626,065)	(42,283,331)	(38,261,664)

31	Segment information

Management defined the organizational structure of Braskem based on the types of business, the main products, markets and production processes, and identified five operating and reportable segments—four production segments and one distribution segment.

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)	Results of operations by segment

			Restated
			2015
						Operating expenses
			Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Operating profit (loss)
Reporting segments
Basic petrochemicals			24,269,768	(20,053,106)	4,216,662	(658,945)		(178,113)	3,379,604
Polyolefins			19,986,174	(15,461,151)	4,525,023	(1,224,627)		(130,722)	3,169,674
Vinyls			2,780,075	(2,415,855)	364,220	(224,857)		(27,005)	112,358
USA and Europe			8,239,913	(6,908,574)	1,331,339	(445,850)		(13,449)	872,040
Chemical distribuition			874,624	(692,653)	181,971	(123,402)		(4,961)	53,608

Total			56,150,554	(45,531,339)	10,619,215	(2,677,681)		(354,250)	7,587,284
Other segments	(i	)	631,512	(637,045)	(5,533)	(94,716)		(70,062)	(170,311)
Corporate unit						(8,987)	2,219	(244,572)	(251,340)

Braskem consolidated before eliminations and reclassifications			56,782,066	(46,168,384)	10,613,682	(2,781,384)	2,219	(668,884)	7,165,633

Eliminations and reclassifications			(9,219,706)	8,929,996	(289,710)	149,940		(87,349)	(227,119)

Total			47,562,360	(37,238,388)	10,323,972	(2,631,444)	2,219	(756,233)	6,938,514

			Restated
			2014
						Operating expenses
			Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Operating profit (loss)
Reporting segments
Basic petrochemicals			25,576,275	(23,252,820)	2,323,455	(692,662)		190,292 (ii)	1,821,085
Polyolefins			18,502,238	(15,599,615)	2,902,623	(965,737)		(53,226)	1,883,660
Vinyls			2,709,491	(2,551,464)	158,027	(205,343)		57,268	9,952
USA and Europe			7,934,281	(7,481,292)	452,989	(294,923)		(82,515)	75,551
Chemical distribuition			842,715	(700,917)	141,798	(105,242)		(28,783)	7,773

Total			55,565,000	(49,586,108)	5,978,892	(2,263,907)		83,036	3,798,021
Other segments	(i	)	402,655	(284,269)	118,386	(169,976)		(4,135)	(55,725)
Corporate unit						(110,460)	3,929	(96,594)	(203,125)

Braskem consolidated before eliminations and reclassifications			55,967,655	(49,870,377)	6,097,278	(2,544,343)	3,929	(17,693)	3,539,171

Eliminations and reclassifications			(10,210,641)	10,039,349	(171,292)	78,050		31,683	(61,559)

Total			45,757,014	(39,831,028)	5,925,986	(2,466,293)	3,929	13,990	3,477,612

			Restated
			2013
						Operating expenses
			Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Operating profit (loss)
Reporting segments
Basic petrochemicals			25,037,780	(22,561,151)	2,476,629	(534,896)		(67,835)	1,873,898
Polyolefins			16,944,709	(14,694,326)	2,250,383	(852,680)		(30,673)	1,367,030
Vinyls			2,581,076	(2,384,543)	196,533	(174,072)		(11,179)	11,282
USA and Europe			6,748,502	(6,420,523)	327,979	(282,880)		(37,621)	7,478
Chemical distribuition			891,734	(761,136)	130,598	(96,673)		(6,537)	27,388

Total			52,203,801	(46,821,679)	5,382,122	(1,941,201)		(153,845)	3,287,076
Other segments	(i	)	130,289	(133,008)	(2,719)	(68,576)		196	(71,099)
Corporate unit						(219,919)	(3,223)	(173,844)	(396,986)

Braskem consolidated before eliminations and reclassifications			52,334,090	(46,954,687)	5,379,403	(2,229,696)	(3,223)	(327,493)	2,818,991

Eliminations and reclassifications			(11,405,218)	11,160,026	(245,192)	90,044		142	(155,006)

Total			40,928,872	(35,794,661)	5,134,211	(2,139,652)	(3,223)	(327,351)	2,663,985

(i)	This segment includes the results of the subsidiary Braskem Idesa.
(ii)	Includes gain from sale of DAT (Note 1(a)).

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)	Long-lived assets by segment

			Restated
			2015	2014
Reporting segments
Basic petrochemicals			11,749,880	11,949,937
Polyolefins			5,379,646	5,614,133
Vinyls			2,763,299	2,871,964
USA and Europe			2,269,257	1,584,055
Chemical distribuition			73,873	70,827

Total			22,235,955	22,090,916
Other segments	(i	)	14,751,938	9,815,770

Total			36,987,893	31,906,686

(i)	Includes the long-lived assets of the subsidiary Braskem Idesa.

32	Insurance coverage

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

The information on the all-risks policies in effect is presented below:

	Maturity	Maximum indemnity limit US$ million	Amount insured US$ million
Units in Brazil	April 8, 2017	2,000	21,223
Units in United States and Germany	April 8, 2017	250	1,868
Braskem Idesa	March 31, 2016	5,161	5,161
Quantiq	April 8, 2017	78	78

Total			28,330

Additionally, the Company contracted civil liability, transportation, export credit, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A.

Management notes to the restated financial statements

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

34	Events after the reporting period

34.1	Reports of irregularities and global settlement with authorities

(a)	Allegations, internal investigation

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

Based on such information, the Investigation confirmed the existence of payments made between 2006 and 2014 to third parties for agency services which proved not being effectively rendered. These undue payments were made to three offshore companies and allegedly were related to the rendering of commercial intermediation services. These companies simply transferred the funds to a series of other companies, which ultimately made improper payments to benefit Braskem on matters involving the naphtha supply agreement entered into with Petrobras in 2009 and terminated in 2014, and to amendments of federal and state tax law to obtain tax incentives and monetize tax credits to which the Company already was entitled, as made public under the agreements with DoJ and SEC. The payments made by Braskem to these three companies from October 2006 to December 2014 amount to approximately R$513 million.

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

Braskem S.A.

Management notes to the restated financial statements

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

Under the Global Settlement, Braskem will pay the aforementioned authorities in Brazil and overseas the aggregate approximate amount of US$957 million, equivalent to approximately R$3.1 billion, based on the fixed exchange rate of R$3.27 to US$1.00.

The Company recorded in fourth quarter of 2016, R$2.9 billion in the item “Other operating income (expenses) net” based on the estimated the present value of this accrual at its initial recognition, using as an assumption for the discount rate the estimated real interest rate for Treasury IPCA+ bonds issued by the National Treasury. Based on this assumption, the Company has done the adjustment to present value in the amount of R$277,591. This amount will be recognized in the financial result on a “pro rata die” basis from the date of the agreement. In the result for the year 2016, the amount of R$5,505 was amortized. The amount is divided in the following manner:

1.	R$2,2 billion to the MPF;

2.	US$65,000 to SEC;

3.	US$94,894 to DoJ;

4.	CHF94,500 to the Office of the Attorney General of Switzerland.

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

Of this total amount, it was already paid by the Company a total amount of R$1.3 billion in the following manner:

1.	US$94,894 (R$296,591) to DoJ on February 8, 2017;

2.	US$65,000 (R$206,460) to SEC on April 27, 2017;

3.	CHF30,240 (R$104,307) to the Office of the Attorney General of Switzerland on June 27, 2017;

4.	R$736,445 to MPF on July 6, 2017.

The outstanding amount of approximately R$1.7 billion will be paid in the following manner:

1.	CHF64,260 to the Office of the Attorney General of Switzerland in four equal annual and successive installments of CHF16,065 due on June 30 of each year as from 2018;

2.	R$1.5 billion to MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2018. To guarantee payment of the installments coming due, Braskem offered fixed assets in an amount corresponding to one annual installment.

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

Braskem S.A.

Management notes to the restated financial statements

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

Braskem S.A.

Management notes to the restated financial statements

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

On September 14, 2017, the Company and the Lead Plaintiff have signed a proposed settlement agreement (“Proposed Settlement”) and submitted it to the mentioned Court for preliminary approval.

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

Braskem S.A.

Management notes to the restated financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

34.2	Dividends

On April 6, 2016, the Annual Shareholders Meeting approved dividends in the amount of R$1,000,000, which started to be paid on April 15, 2016, of which R$567,620 was paid to the holders of common shares and R$432,020 and R$360 was paid to the holders of class “A” and class “B” preferred shares, respectively. This payment fully settles the dividend for the class “B” preferred shares, which was calculated in accordance with the Bylaws.

On September 27, 2016, the Board of Directors’ Meeting approved the payment of interim dividends for fiscal year 2015, in the amount of R$1,000,000, which will be paid as of October 11, 2016. The Company paid R$567,819 to common shareholders and R$432,181 to class A preferred shareholders.

34.3	Cetrel

On January 27, 2017, the Board of Directors of the Company authorized the execution of a purchase agreement with Odebrecht Utilities S.A., through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A., which represent 63.7% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction. The consummation of this acquisition was approved in Shareholders’ Meeting on September 29, 2017. Cetrel is an environmental services company that launched its operations in 1978, together with the other companies that set up operations in the Camaçari Petrochemical Complex. With over 100 clients, or around 70% of the Camaçari Complex, Cetrel is responsible for treating and disposing of industrial wastewater and solid waste, environmental monitoring and supplying water for industrial use to Braskem’s plants in Camaçari.

Cetrel will play an important role in managing the environmental processes of the Camaçari Petrochemical Complex, and its acquisition will ensure the security and reliability of the complex’s industrial operations, in line with Braskem’s strategy to strengthen its petrochemical activities.