Form 20-F
period 2017-12-31
BRASKEM SA
filed 2019-10-08
CIK 1071438

As filed with the Securities and Exchange Commission on October 7, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Telephone: + (55 11) 3576-9000

Fax: + (55 11) 3576-9532

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Preferred Shares, Class A, without par value per share, each represented by American Depositary Receipts*	New York Stock Exchange

*On May 13, 2019, the New York Stock Exchange suspended trading of the Registrant’s American Depositary Shares and commenced proceedings to delist the Registrant. The Registrant has appealed the decision, which is pending.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

TITLE OF EACH CLASS:

6.450% Notes due 2024, issued by Braskem Finance Limited

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2017 was:

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

TABLE OF CONTENTS

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of the Federative Republic of Brazil, or Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars, the official currency of the United States. All references to “CHF” are to Swiss francs, the official currency of Switzerland.

All references herein (1) to “we,” “us” or “our company” are references to Braskem S.A., its consolidated subsidiaries and jointly controlled entities, and (2) to “Braskem” are references solely to Braskem S.A. All references herein to “Braskem Europe” mean Braskem Europe GmbH and its consolidated subsidiaries, including Braskem America, Inc., or Braskem America.

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2017 and 2016 and for the three years ended December 31, 2017 have been audited, as stated in the report appearing herein, and are included in this annual report.

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS.

Market Share and Other Information

We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil, other countries in Latin America, the United States and the world. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market share with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products. We derive information regarding the production capacity of other companies in the Brazilian petrochemical industry and the estimated total Brazilian domestic consumption of petrochemical products principally from reports published by the Brazilian Chemical Industry Association (Associação Brasileira da Indústria Química), or ABIQUIM. We derive information regarding the production capacity of other companies in the global petrochemical industry, international market prices for petrochemicals products and per capita consumption in certain geographic regions, principally from reports published by IHS, Inc., or IHS. We derive information relating to Brazilian imports and exports from the System for Analyzing International Trade (Sistema de Análise das Informações de Comércio Exterior – ALICE-Web), produced by the Brazilian Secretary of International Trade (Secretaria de Comércio Exterior) and the Brazilian Secretary of Development, Industry and Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior). We also include information and statistics regarding economic growth in emerging economies obtained from the International Monetary Fund, or IMF, and statistics regarding gross domestic product, or GDP, growth in Brazil, the United States, Europe and Mexico obtained from independent public sources such as the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE; the U.S. Department of Commerce; Eurostat, the statistical office of the European Union; and the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía).

We have no reason to believe that any of this information is inaccurate in any material respect. However, we have not independently verified the production capacity, market share, market size or similar data provided by third parties or derived from industry or general publications.

We provide information regarding domestic apparent consumption of some of our products, based on information available from the Brazilian government, Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada) and ABIQUIM. Domestic apparent consumption is equal to domestic production plus imports minus exports. Domestic apparent consumption for any period may differ from actual consumption because this measure does not give effect to variations of inventory levels in the petrochemical supply chain.

Certain Industry Terms

As used in this annual report:

ii

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

Our forward-looking statements may be influenced by numerous factors, including the following:

•	general economic, political and business conditions in the markets in which we operate, including demand and prices for petrochemical products;

•	interest rate fluctuations, inflation and exchange rate movements of the realin relation to the U.S. dollar and other currencies;

•	the cyclical nature of the global petrochemical industry;

•	competition in the global petrochemical industry;

•	prices of naphtha, ethane, propane, propylene and other raw materials and the terms and conditions of the supply agreements related thereto;

•	international prices of petrochemical products;

•	actions taken by our major shareholders;

•	inherent risks related to any change of our corporate control;

•	our ability to successfully appeal the suspension of trading and eventual delisting of our American depositary shares ("ADSs") on the New York Stock Exchange ("NYSE");

•	our ability to implement our financing strategy and to obtain financing on satisfactory terms;

•	our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;

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

iv

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

The selected financial data as of December 31, 2017 and 2016 and for the three years ended December 31, 2017 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, and included in this annual report.

In 2017, Braskem’s management commenced classifying interest payments as interest paid in cash flow from operations rather than interest paid under cash used in investment activities. This change allows: (i) the direct identification of the total amount paid as interest; and (ii) greater accuracy in determining the net cash generated by operating activities. As a result of this change, we reclassified interest paid during the periods ended December 31, 2016 and 2015 of R$288.4 million and R$786.1 million, respectively.

In 2017, we standardized the classification of provision for profit sharing across all of our subsidiaries, regardless of whether such subsidiaries were productive.  We commenced this standardization because we deemed the current classification more appropriate, since this provision does not present recurring elements or, even when recurring, the amounts differ from year to year.

During the years ended December 31, 2016 and 2015, we reclassified costs of goods sold of R$163.1 million and R$165.5 million, selling and distribution expenses of R$7.2 million and R$5.8 million and general and administrative expenses of R$191.6 million and R$185.1 million, respectively, to the “participation of members in profits and results” line item under other income (expenses), net.  See note 29 of our audited financial statements for further information.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2013 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

We prepare individual financial statements in accordance with the accounting practices adopted in Brazil pursuant to Law 6,404/76, as amended, or the Brazilian Corporation Law, and the standards issued by the Comitê de Pronunciamentos Contábeis, or the CPC, including for the calculation of dividends.

	2017	2017	2016 Adjusted(2)	2015 Adjusted(2)	2014 Adjusted(2)	2013 Adjusted(2)
	(in millions of US$, except per share data and as indicated) (1)	(in millions of reais, except per share data)

Statement of Operations Data:

Net sales revenue	14,891.4	49,260.6	47,664.0	46,880.0	45,135.9	40,229.0
Cost of products sold	(10,936.3)	(36,177.4)	(34,985.6)	(36,697.8)	(39,205.3)	(35,059.9)
Gross profit	3,955.1	13,083.2	12,678.4	10,182.2	5,930.6	5,169.1
Income (expenses):
Selling and Distribution	(441.2)	(1,459.6)	(1,403.7)	(1,077.3)	(1,035.2)	(923.1)
General and administrative	(433.6)	(1,434.3)	(1,285.6)	(1,095.4)	(1,038.4)	(897.5)
Research and development	(50.6)	(167.5)	(162.0)	(169.6)	(128.1)	(115.7)
Results from equity investments	12.1	40.0	30.1	2.2	3.9	(3.2)
Other income (expenses), net	(258.4)	(854.9)	(3,906.0)	(952.3)	(262.9)	(593.1)
Operating profit	2,783.4	9,206.9	5,951.2	6,889.8	3,469.9	2,636.5
Financial results:
Financial expenses	(1,132.8)	(3,747.2)	(3,571.0)	(3,163.4)	(2,716.4)	(2,534.2)
Financial income	182.5	603.6	690.1	584.9	399.9	772.0
Exchange rate variations, net	(241.5)	(798.8)	(3,210.4)	102.9	(84.1)	7.1
Financial expenses, net	(1,191.8)	(3,942.3)	(6,091.3)	(2,475.6)	(2,400.6)	(1,755.1)
Profit (loss) before income tax and social contribution	1,591.5	5,264.6	(140.1)	4,414.2	1,069.3	881.4
Current and deferred income tax and social contribution	(410.4)	(1,357.7)	(616.0)	(1,660.4)	(491.0)	(456.7)
Profit (loss) from continuing operations	1,181.2	3,906.9	(756.1)	2,753.8	578.4	424.7
Discontinued operations results	2.7	8.9	26.9	6.4	0.1	15.7
Profit (loss) for the year	1,183.7	3,915.8	(729.2)	2,760.2	578.2	440.4

Profit (loss) for the year attributable to Company´s shareholders	1,168.5	3,865.4	(411.5)	3,001.7	716.0	443.1
Loss attributable to non-controlling interest in subsidiaries	15.2	50.3	(317.7)	(241.5)	(137.8)	(2.7)

Profit (loss) per share:
Basic:
Common shares		4.8479	(0.5511)	3.7651	1.0857	0.5210
Preferred class “A” shares		4.8479	(0.5511)	3.7651	1.0857	0.6062
Preferred class “B” shares		0.6069	—	0.6065	0.6062	0.6062

Diluted:
Common shares		4.8590	(0.5173)	3.7732	1.0857	0.5210
Preferred class “A” shares		4.8590	(0.5173)	3.7732	1.0857	0.6062
Preferred class “B” shares		0.6069	—	0.6065	0.6062	0.6062
ADS(3)		9.7180	(1.0346)	7.5464	2.1714	1.2124

____________________________

(1)     Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2017 for reais into U.S. dollars of R$3.308=US$1.00.

(2)     (i) For comparability purposes, the Company changed the classification of provision for profit sharing to standardize such classification among all companies, whether or not productive, and because it deemed the current classification more appropriate, since this provision does not present recurring elements or, even when recurring, the amounts differ from year to year. In the fiscal year ended December 31, 2016, 2015, 2014 and 2013, the amounts related to this item were reclassified from “costs of goods sold” (2016 – R$163,056, 2015 – R$165,522, 2014 – R$146,388 and 2013 – R$165,500), “selling and distribution expenses” (2016 - R$7,155, 2015 – R$5,848, 2014 – R$2,201 and 2013 – R$1,473) and “general and administrative expenses” (2016 - R$191,586, 2015 – R$185,067, 2014 – R$157,135 and 2013 – R$105,172) to the item “other income (expenses), net”; and (ii) for comparability purposes, the Company is presenting the amount of "Costs of idle industrial plants" for the year 2016 and 2015, reclassified from "Other income (expenses), net". The amounts reclassified in the period ended December 31, 2016 and 2015 were R$208,006 and R$135,341, respectively

(3)     American depositary shares, or ADS, are U.S. dollar-denominated equity shares of a foreign-based company on an American stock exchange. In our case, for the each of the periods presented, each ADS represented two class A preferred shares each ADS represents two class A preferred shares.

	2017	2017	2016	2015	2014	2013
	(in millions of US$, except per share data and as indicated) (1)	(in millions of reais, except as indicated)

Balance Sheet Data:

Cash and cash equivalents and financial investments(2)	1,837.3	6,077.8	7,892.3	7,458.2	3,085.7	4,335.9
Current trade accounts receivable	991.9	3.281,2	1,634.1	2,755.7	2,409.1	2,792.3
Inventories(3)	2,007.3	6,640.0	5,238.0	6,243.7	5,688.3	5,172.4
Property, plant and equipment	8,996.9	29,761.6	29,336.7	34,100.3	29,071.0	25,410.1
Total assets	15,940.7	52,731.8	51,821.9	60,626.9	49,501.9	46,844.6
Current borrowings	358.2	1,184.8	2,594.5	1,970.0	1,419.5	1,249.6
Non-current borrowings	6,703.9	22,176.6	20,736.6	25,380.5	18,926.7	17,362.9
Capital	2,431,4	8,043.2	8,043.2	8,043.2	8,043.2	8,043.2
Shareholders’ equity (including non-controlling interest in subsidiaries)	1,654.4	5,472.8	1,720.7	945.5	5,597.1	7,543.9

Other Financial and Operating Information:

Cash Flow Information:
Net cash generated by (used in):
Operating activities	744.1	2,461.6	4,457.9	7,091.7	3,813.1	2,457.8
Investing activities	(727.4)	(2,406.4)	(2,552.5)	(3,334.2)	(5,054.1)	(4,954.2)
Financing activities	(903.4)	(2,988.5)	(2,757.3)	(97.5)	894.4	3,614.2

Other Information:
Capital expenditures:
Property, plant and equipment	(687.2)	(2,273.2)	(2,586.5)	(3,337.9)	(5,378.8)	(5,656.4)
Investments in other companies	183.9	(608.2)	—	—	0.1	—

Total Sales Volume Data* (in thousands of tons):

Ethylene(4)		624.6	576.1	548.6	511.4	535.4
Propylene(4)		403.5	370.6	416.5	445.7	389.0
Polyethylene (PE)		2.711.6	2,729.7	2,626.9	2,386.5	2,543.7
Polypropylene (PP)		1,687.2	1,671.9	1,513.1	1,591.9	1,580.8
Polyvinyl chloride (PVC)		607.7	645.2	594.9	659.6	636.5

____________________________

(1)      Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2017 for reais into U.S. dollars of R$3.308=US$1.00.

(2)     Includes current financial investments.

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

Risk Factors

Risks Relating to Us and the Petrochemical Industry

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

Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase, followed by expansion of production capacity, which has resulted in oversupply and reduced prices and profit margins. Prices in the petrochemical industry follow the global petrochemical industry, and we establish the prices for the products we sell in Brazil, other countries in Latin America, the United States and the world with reference to international market prices. Therefore, our net sales revenue and gross margin are increasingly linked to global industry conditions that we cannot control, and which may adversely affect our results of operations and financial position.

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

Our results may be adversely affected by increases in expected credit losses.

We have a large balance of accounts receivable and have established a reserve for the portion of such accounts receivable that we estimate will not be collected because of our customers’ non-payment.

If the business viability of certain of our customers deteriorates or our credit policies are ineffective in reducing our exposure to credit risk, additional increases in expected credit losses accounts may be necessary, which could have a material adverse effect on our cash flows and results of operations. We record expected credit losses in an amount we consider sufficient to cover estimated losses on the realization of our trade accounts receivable, taking into account our loss experience and the aging of our accounts receivable, but we cannot assure you that these amounts will be sufficient to cover eventual losses.

As of December 31, 2017, our total trade accounts receivable was R$3,318.7 million and the expected credit losses were R$350.0 million.

Global macroeconomic factors have had, and may continue to have, adverse effects on the margins that we realize on our products.

Our results of operations may be materially affected by adverse conditions in the financial markets and depressed economic conditions generally. Economic downturns in geographic areas or jurisdictions in which we sell our products may substantially reduce demand for our products and result in decreased sales volumes. Recessionary environments adversely affect our business because demand for our products is reduced.

According to the IMF, the global economy grew 3.3% in 2018, an increase of 0.7 p.p. as compared to global economic growth during 2017. In 2018, Brazil’s GDP grew 1.1%, compared to a 1.0% growth in 2017 and contractions of 3.5% and 3.8% in 2016 and 2015, respectively.

For the United States, the IMF reported GDP growth of 2.9% in 2018 compared to growth of 2.3%, 1.5% and 2.6% in 2017, 2016 and 2015, respectively. In addition, the IMF reported GDP growth of 2.2% in 2018 for Europe and growth of 2.2% in Mexico in 2018.

Our ability to export to other countries depends on the level of economic growth in those countries and other economic conditions, including prevailing inflation and interest rates. In addition, disruptions in the global balance between supply and demand may impair our ability to export our products in response to a decline in domestic demand for these products. Prolonged volatility in economic activity in our key export markets, such as South America, Europe and Asia, could continue to reduce demand for some of our products and lead to increased margin pressure by importers into Brazil, which would adversely affect our results of operations.

We face competition from producers of polyethylene, polypropylene, PVC and other petrochemical products.

We face strong competition across all of our petrochemical products. Our U.S. operations face competition in the United States from other U.S. producers of polypropylene and the other foreign producers of polypropylene that serve the United States. Our German operations face competition in Europe and the other export markets that it serves from European and other foreign producers of polypropylene. Our Mexico operations face competition from Mexican and U.S. producers of polyethylene producers. Competitors from South America are able to export to Brazil with reduced or no import duties. In addition, producers of almost all continents have regular or spot sales to trading companies and direct customers in Brazil for petrochemicals and resins.

We generally set the prices for our second generation products sold in Brazil with reference to the prices charged for these products by foreign producers in international markets. We generally set the prices for our second generation products exported from Brazil based on international spot market prices. We set the prices for polypropylene sold in the United States and Europe based on regional market pricing. The price for polyethylene in Mexico is based on prices for the polymer in the U.S. Gulf Coast region.

As a result of the recently commissioned gas-based ethylene capacity in the United States, coupled with the competitive pricing of the ethane as feedstock for petrochemicals production, we anticipate that we may experience increased competition from producers of thermoplastic resins, especially from North American producers, in the markets in which we sell these products. In addition, the appreciation of the real against the U.S. dollar may increase the competitiveness of prices of imported products in reais, which may increase the competition in Brazil from other producers of second generation products. Some of our foreign competitors are substantially larger and have greater financial, manufacturing, technological and/or marketing resources than us.

We may face competition from producers of substitutes for our products as a result of evolving technology, consumer and industry trends and preferences, and regulatory changes.

We compete in a market that relies on technological innovation and the ability to adapt to evolving consumer and industry trends and preferences. Petrochemical products and other products produced with our petrochemical products, such as consumer plastic items, are subject to changing consumer and industry trends, demands and preferences, as well as stringent regulatory and environmental requirements. Therefore, products once favored may, over time, become disfavored by consumers or industries or no longer be perceived as the best option.

In addition, plastic waste management, disposal and recycling have become a growing global environmental concern and have been receiving as much attention as other environmental topics, such as global warming, from the population at large, national and local governments, private companies, trend setters, and consumers worldwide. There has been a growing trend to attempt to move away from the usage of plastic products, which has been backed by governmental and lawmaking initiatives, as well as investments in plastic recycling systems by private companies, public entities and national and local governments. In November 2018, we issued a statement in support of the development of certain initiatives to foster a “circular economy” (reusing and repurposing resources within the economy), including: (i) partnerships to develop new products and applications to improve efficiency and promote recycling and reuse (circular design), especially for single-use packaging; (ii) investing in the development of new renewable products to support the circular economy at the beginning of the value chain; (iii) supporting and developing new technologies, business models and systems for collecting, recycling and recovering materials, considering the best balance of economic, social and environmental impacts; (iv) engaging consumers in recycling and recovery programs, especially through educational programs in connection with responsible consumerism to further knowledge on the value of plastic waste to the economy; (v) supporting and using life cycle assessment tools to select the most sustainable option, considering the economic, social and environmental impacts of plastic; (vi) supporting the measurement and communication of recycling and recovery indicators for plastic packaging materials; (vii) building partnerships to understand, prevent and solve the problem of debris in the oceans, with support from the scientific community and researchers; and (viii) supporting comprehensive science-based policies to understand the origins of and prevent debris in the oceans and to improve the management of solid waste, especially plastics. Despite these initiatives and other initiatives carried out within our industry, we may be unable to increase post-consumer plastic waste recycling rates, which may lead to decreased interest in our products by our customers and consumers, and impact our results of operations and financial condition.

Our continued success depends on our ability to continue to differentiate ourselves and our products and also to react to changes in these trends. Factors that may affect consumer perception of our products, or of consumer goods produced with our products, may include health trends and attention to substitute products perceived as more environmentally friendly. For example, in recent years, we have witnessed a shift in consumer preference moving away from plastic straws and in favor of straws made from other materials, such as paper or other compounds. A failure to react to similar trends in the future could enable our competitors to grow or secure their market share before we have a chance to respond.

In addition, regulations may be amended or enacted in the future that would make it more difficult to appeal to our customers, end consumers, or to leverage the products that we produce. Even if we are able to continue to distinguish our products, there can be no assurance that our competitors (including producers of substitutes) will not be successful in persuading consumers of our products to switch to their products. Some of our competitors may have greater access to resources than we do, which may better position them to react and adapt to evolving trends, preferences, and regulatory changes. Any loss of interest in our products, or consumer products produced with our products, may have a material adverse effect on our business, results of operations and financial condition.

Higher raw materials costs would increase our cost of  products sold and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material used by our Chemicals Unit (formerly our Basic Petrochemicals Unit) and, indirectly, in our other business units in Brazil. Naphtha accounted, directly and indirectly, for 41.8% of our consolidated cost of products sold in 2018 and 40.0% in 2017, respectively.

Ethane and propane are the principal raw materials that we use to produce our basic petrochemical products in our petrochemical complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex, and represent the principal production and operating cost of our Chemicals Unit. Ethane and propane accounted, directly and indirectly, for 0.6% and 1.2%, respectively, of our consolidated cost of products sold in 2018 and for 0.6% and 0.9%, respectively, of our consolidated cost of products sold in 2017.

Propylene is the principal raw material that we use to produce polypropylene in the United States and Europe and represents the principal production and operating cost of our USA and Europe Unit. We also purchase propylene in the Brazilian market for our Brazilian polypropylene plants. Propylene accounted, directly and indirectly, for 21.7% and 19.4% of our consolidated costs of products sold in 2018 and 2017, respectively.

Ethane is the principal raw material that we use to produce ethylene in the Mexico Complex and represents the principal production and operating cost of the Mexico Complex. Ethane accounted, directly and indirectly, for 1.0% and 1.4% of our consolidated costs of products sold in 2018 and 2017, respectively.

In Brazil, we purchase the naphtha used by our Chemicals Unit at prices based on the Amsterdam-Rotterdam-Antwerp naphtha price, or the ARA price, and the ethane and propane at Mont Belvieu market prices. We purchase ethane used by our Mexico Unit at prices based on the Mont Belvieu purity ethane. We purchase the propylene used in Brazil and USA plants at prices based on U.S. Gulf reference price, or the USG price. We purchase the propylene used in our Europe plants as reported by ICIS-LOR, based on monthly contract price for propylene for Europe. We purchase refinery off gas at a price related to imported natural gas price.

The ARA price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of Brent crude oil on the Intercontinental Exchange based in London. The ARA price of naphtha averaged US$485 per ton, up 26% from 2016, in line with the 25% increase in oil prices explained primarily by the agreement among the members of the Organization of the Petroleum Exporting Countries, or OPEC, to cut production.

In 2017 the Mont Belvieu prices of ethane averaged 25 cents per gallon, or US$184 per ton, increasing 26% from 2016, following the trend observed in naphtha and other basic raw materials.

In 2017 the USG price for propylene averaged US$986 per ton, 30% higher than 2016, explained by the high propane price and the low level of inventories.

The European price reference for propylene averaged US$946 per ton in 2017, or 30% higher than the previous year, explained by higher oil prices and the increasing amount of gas being used in detriment of naphtha as raw material in the European crackers, which reduces the supply of propylene in the region.

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

Currently, we do not hedge our feedstock’s price exposure. We believe the petrochemical industry has a natural hedge, mainly due to the historical correlation between its feedstock (most notably, naphtha) and its final products (polyethylene, polypropylene, PVC and others). Historically, fluctuations in the price of naphtha were followed by corresponding variations in first and second generation petrochemical products. Any hedge solely in naphtha’s price would break this natural protection, most likely making our results more volatile. However, in light of our ongoing process of feedstock diversification, and with ethane and propane representing a more significant portion of our variable costs, the natural hedge described above has weakened. This occurs because ethane and propane have a significantly lower correlation to the prices of our final products, when compared to naphtha and propylene. As result, and more so than in the past, when the price of naphtha or propylene fluctuate we may not be able to pass on to our end-consumers all of the corresponding increases in our feedstocks costs.

We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane, propane and propylene needs.

Petróleo Brasileiro S.A. – Petrobras, or Petrobras, is the only Brazilian supplier of naphtha and has historically supplied up to 70% of the naphtha consumed by our Chemicals Unit. In 2017, Petrobras supplied approximately 50% of the naphtha consumed by our Chemicals Unit. Currently, Petrobras is also our primary supplier of ethane, propane and refinery off gas and has historically supplied the ethane, propane and refinery off gas consumed at our petrochemical complex located in the Rio de Janeiro Complex and our chemical complex located in Capuava in the State of São Paulo, or the São Paulo Complex.

We are party to several propylene contracts with Petrobras refineries, which have historically supplied 40% of our propylene need to produce polypropylene in Brazil. As a result of limited infrastructure in Brazil to allow the importation of propylene in large quantities and substantial costs associated with the storage and transportation of the product, we are highly dependent on the propylene supplied by Petrobras.

Our Petrobras ethane and propane supply agreements expire in January 2021, and our Petrobras naphtha purchase agreement expires in December 2020.  Certain of our propylene agreements with Petrobras expire in 2021, while the remainder expire between 2028 and 2029.  As of the date of this annual report, we cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.

Petrobras controls a substantial portion of the pipeline infrastructure used to transport naphtha across Brazil and is our primary supplier of naphtha, ethane, propane and propylene. A failure to renew or extend our existing agreements for the supply of raw materials or pipeline infrastructure use, or a termination of such agreements with Petrobras could lead to difficulties in accessing Petrobras’ pipeline infrastructure. The alternative would be to access pipeline infrastructure through the National Petroleum Agency, or the ANP, which would grant access to the pipeline infrastructure at a cost defined by the ANP.

Therefore, our production volumes and net sales revenue would likely decrease, while our costs would likely increase, and adversely affect our overall financial performance in the event of the following:

•

significant damage to Petrobras’ supply infrastructure through which Petrobras  and Braskem import naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a result of an accident, natural disaster, fire or otherwise; or

•

any termination by Petrobras of the naphtha, ethane, propane or propylene supply contracts with us, which provide that Petrobras may terminate the contracts for certain reasons described in “Item 4. Information on the Company”; or

•

Furthermore considering that Petrobras (and/or its subsidiaries) controls a substantial portion of the logistics infrastructure of our raw material across Brazil and our existing agreements for using its assets and their operation over certain Braskem’s assets, we could also assume that we would face difficulties to import and ensure access of raw material to our crackers in a scenario that these agreements are terminated by Petrobras (and/or its subsidiaries) and therefore with a substantial impact on the infrastructure that we currently access.

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

Our reliance on third party suppliers poses significant risks to our results of operations, business and prospects. We rely upon third parties to supply our plants with propylene. We acquire propylene for our polypropylene plants in the United States under several long-term supply agreements and through the spot market. As of December 31, 2018, we had long-term supply agreements with multiple suppliers. The pricing formulas for propylene under these supply agreements are generally based on market prices. As of the date of this annual report, we cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide for the supply of approximately 90% of the propylene requirements of these plants. We have two main supply agreements in Germany. One will expire in September 2021 and is automatically renewable for consecutive one-year terms, unless terminated by one of the parties, and the other expires in December 2021. We have entered into a third contract that will expire at the end of 2020, increasing the supply of our plants to 94% of the propylene required. The pricing formula for propylene under these supply agreements is based on market prices. As of the date of this annual report, we cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.

Delays in the availability of propylene of acceptable quality, or our inability to obtain such acceptable propylene in the quantities we need over what has been contracted, or at all, may adversely affect our revenue and results of operations.

We depend on ethane supplied by Pemex TRI in Mexico.

In Mexico, Braskem Idesa S.A.P.I., or Braskem Idesa, our joint venture with Grupo Idesa, S.A. de C.V., or Idesa, has entered into a long-term delivery or pay under competitive commercial conditions supply contract (the “ethane supply agreement”) to purchase an agreed-upon volume of ethane from Pemex Transformación Industrial (successor of Pemex Gas y Petroquímica Básica), or Pemex TRI, a state-owned Mexican company, that is a subsidiary of Petróleos Mexicanos, or Pemex, the state-owned Mexican oil and gas company. This agreement’s initial expiration date is in 2035. Termination of the ethane supply agreement by Pemex TRI or any prolonged interruption, discontinuation or other disruption in the supply of ethane to Braskem Idesa could significantly impact the operations of our Mexico Complex and have a material adverse effect on our overall financial performance. The provisions for early termination by Pemex TRI include, but are not limited to, (i) a failure of Braskem Idesa to pay that continues for more than 180 days after notice, or (ii) an emergency stoppage in operations or force majeure event that continues for more than 48 months. The loss of Pemex TRI as a supplier of ethane could lead to the interruption of operations in our Mexico Complex and require us to find a suitable alternative source. There can be no assurance that in the event of termination of this agreement or other disruption in the supply of ethane to Braskem Idesa by Pemex TRI, we will be able to replace such supplier in a timely manner and on favorable terms, and prevent any unscheduled interruption of our operations.

Additionally, our production volumes and net sales revenue would likely decrease and adversely affect our overall financial performance in the event of (i) a significant damage to Pemex TRI’s refineries or to the port facilities that Pemex TRI uses to import ethane, or to any of the pipelines connecting our plants to Pemex TRI’s facilities, whether as a consequence of an accident, natural disaster, fire, stoppage, force majeure event, or otherwise, or (ii) a failure by Pemex TRI to supply to us the agreed-upon volume of ethane, or at least the minimum volume of ethane, under the ethane supply agreement (as further discussed below).

The ethane supply agreement contains a volume delivery long-term performance covenant that requires Pemex TRI to meet a volume delivery of ethane over a six-month period averaging 70% of the agreed-upon volume under the ethane supply agreement (the “Long-Term Performance Test”). As of January 2019, Pemex TRI volume deliveries under the Long-Term Performance Test remained close to the 70% threshold. In the event that Pemex TRI fails to meet the Long-Term Performance Test, in addition to the direct negative impact on the production volumes of our Mexico Complex, it may (i) render us unable to generate sufficient cash to service our indebtedness with creditors under the Braskem Idesa Financing, (ii) cause such creditors to accelerate this indebtedness, and/or (iii) require Braskem Idesa to exercise a termination and put option against Pemex TRI that would force Pemex TRI to purchase the Mexico Complex from us. See “Item 4. Information on the Company—Mexico Unit—Supply Contracts of the Mexico Unit—Ethane” and “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture—Mexico Complex.”

For a discussion of additional risks related to sole-source suppliers, see “—We rely on limited or sole-source suppliers for our raw materials.”

We rely on limited or sole-source suppliers for our raw materials.

We rely on Petrobras for most or all of our supply of naphtha, ethane, propane, refinery off gas and propylene in Brazil, a few companies for a large portion of our supply of propylene in our USA and Europe Units, and Pemex TRI for our supply of ethane in Mexico. As a result, we are subject to substantial risks because of our reliance on these and other limited or sole-source suppliers, including the following risks:

•

if a supplier does not provide naphtha, ethane, propane, refinery off gas or propylene, as the case may be, that meet our or their specifications in sufficient quantities and with acceptable performance or quality on time or deliver when required, then sales, production, deliveryof our products to our customers on a timely manner and revenue from our plants could be adversely affected;

•

if our relationship with a key supplier changes or is adversely affected, for example, due to competitive pressures (or conflicting interests), we may be unable to obtain naphtha, ethane, propane or propylene, as the case may be, on satisfactory financial terms;

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

Our Polyolefins Unit and Vinyls Unit depend on our Chemicals Unit to supply them with their ethylene and propylene requirements. In addition, our plants located at the Camaçari Complex in the Brazilian state of Bahia depend on certain providers of environmental services for the treatment of effluents, industrial waste and water supply for industrial use.

Our Chemicals Unit is the only supplier of ethylene to our Vinyls Unit, the only supplier of ethylene to the polyethylene plants and the principal supplier of propylene to the polypropylene plants of our Polyolefins Unit. Because the cost of storing and transporting ethylene is substantial and there is inadequate infrastructure in Brazil to permit the importing of large quantities of ethylene and propylene, our Polyolefins Unit in Brazil and our Vinyls Unit are highly dependent on the supply of these products by our Chemicals Unit. Consequently, our production volumes of, and net sales revenue from, Polyolefins and Vinyls products would decrease, and our overall financial performance would be negatively affected, in the event of the following:

•

any significant damage to the facilities of our Chemicals Unit through which ethylene or propylene is produced, or to the pipeline or other facilities that connect our polyolefins plants or vinyls plants to our Chemicals Unit, whether as a consequence of an accident, natural disaster, fire or otherwise;

•	any significant reduction in the supply of naphtha to our Chemicals Unit, as naphtha is the principal raw material used by our Chemicals Unit in the production of ethylene and propylene; or

•

any significant reduction in the supply of ethane or propane to our basic petrochemical plant in Rio de Janeiro, as ethane and propane are the principal raw materials used in the production of ethylene and propylene.

Our plants located at the Camaçari Complex in the Brazilian state of Bahia depend on our subsidiaries Cetrel S.A. (“Cetrel”) and Água de Camaçari (“DAC”) for the: (i) treatment of effluents and industrial waste; (ii) supply of reuse water; (iii) supply of demineralized, clarified and potable water; and (iv) management of water reservoirs. An interruption in the operations of Cetrel or DAC may result in the shutdown of all of our plants at the Camaçari Complex, in addition to increased environmental risks, which could lead to the shutdown of our entire petrochemical complex. If such a shutdown were to happen, our production volumes and net sales revenue from sales from our plants at the Camaçari Complex would decrease, and our financial performance and results of operations would be adversely affected.

See also “—Our business is inherently subject to environmental, health and safety hazards. As a result, our business is also subject to stringent environmental and other regulations” below.

We may be materially adversely affected if our transportation, storage and distribution operations are interrupted or are more costly than anticipated.

Our operations are dependent upon uninterrupted transportation, storage and distribution of our products. Transportation, storage or distribution of our products could be partially or completely, temporarily or permanently shut down as the result of any number of circumstances that are not within our control, such as:

•         catastrophic events;

•         strikes or other labor difficulties; and

•         other disruptions in means of transportation.

For example, in May 2018, Brazil experienced a national truck drivers’ strike that severely impacted the logistics operations of many companies throughout Brazil, including the delivery of our raw materials, our products, and other goods.  In response to such strike, we gradually reduced the utilization rate of our petrochemical complexes in Brazil, which operated at 50% of their nominal capacity in May 2018. Following the strike, Brazil introduced a national freight cost schedule that set forth minimum prices for freight services provided by truck drivers and freight companies countrywide, which may have a lasting impact on freight prices in Brazil and lead to sustained increased transportation costs in the future in connection with our operations.

Any significant interruption at our distribution facilities, an inability to transport our products to, or from these facilities, or to or from our domestic or foreign customers or suppliers, or an increase in transportation costs, for any reason would materially adversely affect us.

We rely on access to third-party licensed technology and related intellectual property, particularly in the context of the manufacturing process of certain of our products. If the licensed third-party technology and intellectual property that we use cease to be available to us on commercially reasonable terms, or at all, or if any such third-party ceases to provide us with technical support under license or technical services agreements that we have entered into with them to allow us to satisfactorily operate, certain of our production facilities, our operating results and financial condition could be adversely affected.

We use technology and intellectual property licensed from third parties in the regular operation of our business, partircularly in the operation of certain machinery and equipment required for the production of certain of our products such as our first and second generation products, and we may continue to rely on access to third-party technology and intellectual property in the future.

There can be no assurance that we will be able to continue to obtain or renew any such necessary technology and licenses on acceptable terms, or at all. Failure to obtain or renew the right to use third-party technology or intellectual property on commercially reasonable terms, or to maintain access to satisfactory technical support, could ultimately lead to stoppages in our production processes and preclude us from selling certain products, which could have a material adverse impact on our operating results and financing condition.

Additionally, our inability to maintain existing access to third-party technology, licenses and technical support on commercially reasonable terms or at all, or to obtain additional technology, licenses or technical support necessary to manufacture current products or develop new ones, could require us to obtain substitute technology or licenses at a greater cost or of lower quality or performance standards or require us to carry out unscheduled interruptions of our production facilities. Any of these circumstances could harm our business, financial condition and results of operations. There can be no assurance that we will be able to replace any such third-party technology, intellectual property or technical support service for any adequate substitute technology, intellectual property or technical support in a timely manner to avoid any unscheduled interruption of our production processes or facilities, or in a cost-efficient manner.

Any downgrade in the ratings of Brazil, us or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.

Currently, Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or Standard & Poor’s, and Fitch Ratings Ltd., or Fitch, maintain our ratings on a global and national basis. Moody’s Investors Service, Inc., or Moody’s, only maintains our ratings on a global basis. On a global basis, we maintain an investment grade rating at: (i) Standard & Poor’s of BBB- with a stable outlook and (ii) Fitch Ratings of BBB- with a stable outlook. At Moody’s, our rating is Ba1 with a stable outlook. Our ratings are higher than the Brazilian sovereign rating by all these three main rating agencies. On a national basis, we maintain investment grade rating at: (i) Standard & Poor's of brAAA with a stable outlook and (ii) Fitch Ratings of AAA with a stable outlook. Our credit rating is sensitive to any change in the Brazilian sovereign credit rating. The credit rating of the Brazilian federal government was downgraded as recently as January 2018 and has not been investment grade by all the main rating agencies for several years. Any decision by these agencies to downgrade our ratings or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing, on satisfactory terms or in amounts required by us, and our liquidity and would require us to post cash collateral pursuant to our obligations or to contract letters of credit to backstop guarantees provided by us in the context of the Mexican Complex.

We may be subject to attempts to acquire our control, which may lead to significant changes in management, the strategies that we are currently pursuing, or in our current corporate governance practices.

We may be subject to attempts to acquire our control. In the event there is a change in our corporate control, there might be significant changes in management, the strategies that we are currently pursuing, or in our current corporate governance practices.

For example, in June 2018, we were informed by Odebrecht S.A., or Odebrecht, about discussions that were being held between Odebrecht and LyondellBasell Industries N.V., or LyondellBasell, regarding a potential transaction involving the transfer to LyondellBasell of all of Odebrecht's interest in us. In June 2019, we were informed by Odebrecht that such discussions for a change-of-control transaction with LyondellBasell had been terminated. We cannot assure you that such negotiations will not be resumed, or that Odebrecht will not initiate discussions with other parties regarding a change-of-control transaction in the future.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

Odebrecht, directly or through its wholly-owned subsidiary OSP Investimentos S.A., or OSP Inv., owns 38.3% of our outstanding share capital, including 50.1% of our voting share capital and Petrobras holds 36.1% of our outstanding share capital, including 47.0% of our voting share capital. Nominees of Odebrecht constitute a majority of the members of our board of directors. Under a shareholders’ agreement to which Odebrecht and Petrobras are parties, which we refer to as the Braskem S.A. Shareholders’ Agreement, we may only undertake certain actions after Odebrecht and Petrobras have reached a consensus with respect to those actions. However, Odebrecht will have the sole power to approve our business plan, through the board of directors, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” As a result, Odebrecht has the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders or our board of directors—in certain instances, with the consent of Petrobras—which could affect the holders of our class A preferred shares and of our American Depositary Shares, or ADSs.

Furthermore, on June 17, 2019, Odebrecht, together with certain of its controlling and controlled entities, filed a petition for judicial restructuring before the First Judicial Bankruptcy Court of the State of São Paulo, Brazil, seeking a voluntary judicial restructuring and emergency relief staying certain foreclosure actions by their creditors. We refer to this proceeding as the “Odebrecht Judicial Restructuring Proceedings”. The Odebrecht Judicial Restructuring Proceedings does not include us.

Although we are not currently a party to any pending bankruptcy or other judicial restructuring proceedings in Brazil or elsewhere, we are exposed to certain risks related to the Odebrecht Judicial Restructuring Proceedings, such as risks related to the change of our corporate control resulting from decisions taken and/or agreed under such proceedings and the consequences derived thereto, including but not limited to significant changes in our management and our strategy that may be undertaken by any new controlling shareholder(s) that may arise from the conclusion of these proceedings. We have no control over the Odebrecht Judicial Restructuring Proceedings, and no assurance can be given on the outcome of the Odebrecht Judicial Restructuring Proceedings or their effect on us.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras, which is our domestic supplier of naphtha and other raw materials such as propylene, ethane, propane and refinery off gas, and Atvos (formerly Odebrecht Agroindustrial), which is one of our suppliers of ethanol.  These trade accounts receivable and trade accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. These and other transactions between us and our affiliates could result in conflicting interests between us and our shareholders.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could adversely affect our business.

We may from time to time acquire or invest in complementary companies or businesses. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to integrate successfully the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may adversely affect our operating results.

Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent, we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with any of our shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

We may face unforeseen challenges in the operation of our Mexico Complex, which could result in this business unit failing to provide expected benefits to us.

During the first half of 2016, we concluded the construction phase of an olefins complex, or the Mexico Complex, located in the Mexican state of Veracruz.  For more information about this, which we refer to as the Mexico Complex, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture—Mexico Complex.”

To develop our Mexico Complex, Braskem Idesa required significant capital expenditure. Our ability to achieve the strategic objectives of this business unit will depend largely on its successful operation. Factors that could affect the operation of this business unit include:

•	general economic, political and business conditions in Mexico and global demand for polyethylene;
•	the occurrence of unforeseen technical and mechanical difficulties that may interrupt production or lead to unexpected downtime of the Mexico Complex’s plants;

•	a stable and continuous supply of ethane and natural gas in the long term; and
•	increased competition from domestic or foreign competitors and/or the emergence of new domestic or foreign competitors.

We cannot assure you that the Mexico Complex will provide the expected benefits to us, even after having completed a two full calendar year of operations. Any significant interruption could hinder or prevent the implementation of our business plan as originally conceived, and result in revenue and net income below what is expected. See also “—We depend on ethane supplied by Pemex TRI in Mexico”.

Adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

We currently benefit from imports tariffs imposed by Mercosur countries members that allow us to charge prices for our polyolefin and vinyl products in the domestic market that include a factor based on the tariffs levied on comparable imports of those products. However, the Brazilian government has in the past used import and export tariffs to implement economic policies, resulting in varying tariff levels. For example, in September 2012, the Brazilian government increased import duties on 100 products related to various industries, including an increase in the import tariff on polyethylene. In October 2012, it increased the import tariff on polyethylene from 14% to 20%, and in October 2013, it reduced the import tariff on polyethylene to the previous level of 14%. Currently, the tariff remains at 14%. Adjustments of tariffs could lead to increased competition from imports and cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance. Additionally, the products we export to the United States and Europe are subject to tariffs in the amount of 6.5% in each jurisdiction, subject to certain preferences. These tariffs generally favor our products produced locally and any future adjustments to these tariff structures could negatively impact our sales in these jurisdictions. Future trade agreements entered into by Brazil, the Mercosur, the United States or the European Union could also lead to increased competition from imports and lower domestic prices.  Recently, the Trump administration imposed 25% tariffs on a variety of imports from China and subsequently implemented tariffs on additional goods from China.

Changes in U.S. and global trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.

 The international environment in which we operate is affected from inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy, there are, and there may be additional changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States, particularly those manufactured in China, Mexico and Canada. Future actions of the U.S. administration and that of foreign governments, including China, with respect to tariffs or international trade agreements and policies remains currently unclear.

 The escalation of a trade war, tariffs, retaliatory tariffs or other trade restrictions on products and materials either exported by us to China or raw materials imported by us from China, or other countries, may significantly hinder our ability to provide our products to customers in China or other affected locations. Such developments may result in a decrease in demand for our products as well as delays in payments from our customers. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions, or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where our customers are located, could lead to a rebalancing of global export flows and an increase in global competition, which in turn could adversely affect our business, financial condition, results of operations and cash flows.

We may be affected by instability in the global economy and by financial turmoil.

Instability in the global markets and in the geopolitical environment in many parts of the world as well as other disruptions may continue to put pressure on global economic conditions. In the event global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate, we may experience material impacts on our business, results of operations and financial condition.

We may not be able to specify in details technical specifications required by our customers’ or updated mechanisms to promptly attend regulatory requirements, and we could be subject to damages based on claims brought against us or our customers as a result of the failure of our products specification.

Our products specification may not meet certain technical or regulatory requirements, specifications or standards. In addition, our customers may impose stricter requiriments on our products or governments may enact stricter regulations for the distribution, sale or use of our products. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

As with all quality control systems, any failure or deterioration of our quality control systems could result in defects in our products, which in turn may subject us to contractual, regulatory, product liability and other claims, which could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our business and operations are inherently subject to environmental, health and safety hazards. As a result, our business is also subject to stringent environmental and other regulations.

As a company operating in the petrochemical industry, our operations involve the generation, use, handling, storage, transportation, treatment, discharge and disposal of hazardous substances and waste into the environment. Notwithstanding our environmental, health and safety standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business or reputation. Our industry is generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, spilling of polluting substances or other hazardous materials, failure of operational structures and incidents involving mobile equipment, vehicles or machinery, associated or not with the manufacture of petrochemicals and the storage and transportation of feedstock and petrochemical products. These events may occur due to technical failures, human errors or natural events, among other factors, and could result in significant environmental and social impacts, damage to or destruction of production facilities and communities, personal injury, illness or death of employees, contractors or community members close to our operations, environmental damage, delays in production, and, in certain circumstances, liability in civil, labor, criminal and administrative lawsuits.

In addition, our production and logistics processes are subject to inherent safety risks, which may lead to death or disability of our employees or individuals participating in such processes. Such risks cannot be entirely eliminated or mitigated despite full compliance with all safety measures aplicable to us or required by laws or regulations. Despite all monitoring efforts, we may have a negative impact on our image and reputation, and on our business, financial condition and results of operations.

A sufficiently large accident at one of our plants or storage facilities could force us to suspend our operations temporarily and result in significant remediation costs and lost net sales revenue. Although we maintain insurance coverage for losses due to fire damage and for losses of income resulting from shutdowns due to fire, explosion or electrical damage, insurance proceeds from such insurance policies may not be available on a timely basis and may be insufficient to cover all losses, which could have a material adverse effect on our financial performance.

The operation of our salt mining activities in the state of Alagoas, Brazil, which is a raw material necessary for production of certain products in our Vinyls Unit, is also subject to similar risks and hazards, and any significant incident relating to our salt mining activities may also result in material adverse environmental and social impacts.  For instance, in certain neighborhoods of the city of Maceió that are located near the geological area of our salt mine, there have been recent allegations that the ground gave way as a result of the activities carried out by us at this mine, which allegedly may have affected certain nearby private and public properties. On April 4, 2019, in response to a request of the Alagoas State Attorney’s Office (Ministério Público do Estado de Alagoas) and the State Public Defender’s Office (Defensoria Pública do Estado de Alagoas) seeking to freeze our assets in an amount of up to R$6.7 billion to secure funds allegedly required to ensure remediation and compensation for environmental, property and personal damages potentially resulting from this incident, a lower-court judge of the Alagoas state court ordered the freezing of R$100 million in our bank accounts. In addition, the Alagoas state court of appeals (Tribunal de Justiça do Estado de Alagoas) ordered the suspension of the distribution of dividends for the fiscal year 2018 that had been proposed in the amount of R$2.7 billion, or, alternatively, the freezing of assets in the same amount of the proposed dividend distribution. This decision was subsequently reversed by a decision of the Superior Court of Justice (Superior Tribunal de Justiça, or STJ), which authorized the distribution of dividends upon posting of a judicial bond in the same amount. The Alagoas State Attorney’s Office and the Alagoas State Public Defender’s Office amended their claim to exclude the request for indemnification for the alleged environmental damages and reduce the amount of assets to be frozen to R$3.7 billion, which according to their allegations would be equivalent to the alleged damages caused to the residents of the districts affected by the geological event. Immediately thereafter, on June 26, 2019, the presiding judge of the Alagoas state court of appeals (Tribunal de Justiça do Estado de Alagoas) issued a decision ordering an amount of R$3.7 billion to be frozen. This decision was also subsequently reversed by the Superior Court of Justice (STJ), which ordered the frozen amount of R$3.7 billion to be returned to our bank accounts after posting another judicial bond in an equivalent amount. On July 25, 2019, we were informed of another civil lawsuit filed against us by the Labor Prosecutor’s Office of the State of Alagoas, or MPT-AL, requesting injunctive relief to freeze the amount of R$2.5 billion to guarantee payment of any potential damages that workers affected by the geological event may suffer. In that lawsuit, MPT-AL further requested the payment of compensation to workers for pain and suffering. The trial court has not yet ruled on the plaintiff’s injunction relief request. On August 19, 2019, we became aware of the filing of another civil lawsuit by the Federal Prosecutor’s Office (Ministério Público Federal) against us and other parties, requesting the following injunctive reliefs: (i) the set-up of a fund of R$3.1 billion for the benefit of social and environmental programs and emergency measures to be carried out, and the maintenance in said fund of working capital in the amount of at least R$2.0 billion or, after a financial schedule is approved for such fund, an amount equivalent to 100% of the expenses projected for the subsequent 12 months; (ii) the posting of bonds in the amount of R$20.5 billion; (iii) prohibition on us to encumber or dispose of any of our fixed assets and to distribute profits, in the form of dividends, interest on shareholders’ equity or any other form; (iv) freezing of any profits not yet distributed; and (v) suspension of receipt of government financings from BNDES (a federal development bank) and government incentives, as well as acceleration of existing indebtedness with BNDES. We are taking all relevant measures to defend against these lawsuits. As of the date of this annual report, the plaintiff´s requests for injunctive relief have not yet been ruled upon.

On May 8, 2019, we became aware of the Report No. 1, prepared by the Mineral Resources Research Company (Companhia de Pesquisa de Recursos Minerais), or CPRM, an entity of the Brazilian Energy and Mining Ministry (Ministério de Minas e Energia), on the geological events that occurred in the city of Maceió. Such report indicated the occurrence of (i) destabilization of caverns resulting from sodium chloride, or salt, extraction, which created a dynamic situation that reactivated pre-existing geological structures and deformations in the districts of Pinheiro, Mutange and Bebedouro; and (ii) instability in the Pinheiro district, which was aggravated by the erosive effects caused by an increase in the infiltration of stormwater runoff in pre-existing fractures in extremely erodible soil and accelerated due to the lack of an effective stormwater runoff drainage network and of adequate basic sanitation, among other factors. In this context, due to the developments from the publication of Report No. 1 by CPRM, in accordance with applicable safety standards, on May 9, 2019, we suspended all salt extraction and, consequently, the operations of the chlor-alkali and dichloroethane plants located in the district of Pontal da Barra in Maceió, state of Alagoas and also reducing production in the Camaçari Petrochemical Complex in the state of Bahia, since they are integrated into the production chain. Given that, Braskem put in plance a non integrated business model which the Company will import (i) caustic soda to supply the Brazilian market using its logistics structure and terminals along the Brazilian coast, (ii) EDC to continue to operate its PVC plants in Alagoas and Bahia, and (iii) sea salt to supply the Chlorine Soda plant of Bahia.We have been continuously cooperating with relevant authorities and the local community. If authorities conclude that the activities at our salt mine caused such incidents, we may be held responsible for any adverse environmental and social impacts attributable to it.

Further, we may face difficulties in obtaining or maintaining operating licenses and may suffer damage to our reputation following the occurrence of any such event. Petrochemical producers are sometimes subject to unfavorable market perceptions as a result of the environmental impact of their business, which can have an adverse effect on their results of operations.

In addition, we and other petrochemical producers, are subject to stringent federal, state and local environmental laws and regulations concerning human health, the handling, storage, transportation, treatment, discharge and disposal of hazardous substances and waste into the environment. Our operations in Brazil, including those of our subsidiaries Cetrel and DAC, which are responsible for providing environmental services and water supply to the Camaçari Complex in the state of Bahia, for example, are subject to extensive federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment and disposal of hazardous substances and waste materials. The Brazilian government enacted the Environmental Crimes Law in 1998 that imposes criminal penalties on corporations and individuals that cause environmental damage. Corporations found to be guilty of polluting the environment may be fined up to R$50.0 million, have their operations suspended, be prohibited from contracting with the government, be required to repair damage that they causes and lose certain tax benefits and incentives. Executive officers, directors and other individuals may also be imprisoned for up to five years for environmental violations.

Our operations in the United States, Germany and Mexico are subject to extensive U.S., German, European and Mexican federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. U.S. environmental laws and regulations may impose liability on us for the conduct of third parties, or for actions that complied with applicable requirements when taken, regardless of negligence or fault. Of particular significance to us are (1) regulatory programs to be established to implement air quality standards under the National Ambient Air Quality Standards for ozone and fine particles promulgated by the U.S. Environmental Protection Agency, or the EPA, and (2) various legislative and regulatory measures in the United States that are under review, discussion or implementation to address greenhouse gas emissions. In Mexico, we adhere to the comprehensive responsibility program promoted by the Mexican National Chemical Industry Association (Asociación Nacional de la Industria Química de Mexico – ANIQ), which is based on the responsible care standard adopted in the United States and Canada. We are also signatories of the responsible care program in the United States and Brazil.

Such existing stringent environmental and other regulations require significant capital expenditures. Our consolidated annual expenditures on environmental control were R$353.3 million in 2018, R$330.1 million in 2017 and R$427.4 million in 2016, including investments, waste and wastewater treatment, emissions management, environment licenses, environmental liabilities and other environmental expenditures. In addition, evolving regulatory requirements could require significant additional capital expenditures depending on the timing of the adoption and enforcement of specific standards imposing such requirements. In addition, changes in environmental regulations could inhibit or interrupt our operations, or require modifications to our facilities. Accordingly, environmental, health or safety regulatory matters may result in significant unanticipated costs or liabilities.

We may also, from time to time, be involved in certain claims, disputes or litigation proceedings concerning environmental risks and liabilities, health and safety hazards, among others. For more information, please see “Item 8. Financial Information––Legal Proceedings”.

We could be materially adversely affected by the impacts of the Global Settlement.

In the context of allegations of improper payments in connection with the so-called Operation Car Wash (Operação Lava Jato) in Brazil, we engaged independent expert firms to conduct an investigation into such allegations (the “Investigation”) and report their findings. We have cooperated with governmental authorities in several jurisdictions, including the U.S. Department of Justice, or the DoJ, the U.S. Securities and Exchange Commission, or the SEC, Brazil’s Federal Prosecutor’s Office (Ministério Público Federal), or the MPF, and Switzerland’s Office of the Attorney General, or the OAG. On December 14, 2016, we entered into a leniency agreement with the MPF, or the Leniency Agreement, which was ratified by the competent Brazilian court on June 6, 2017. On December, 21, 2016, we filed a plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging us with conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act, or the FCPA. On the same date, we consented to the entry of a final judgment in a civil action brought by the SEC based on civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. The competent federal courts in the United States approved the DoJ and SEC resolutions on January 26, 2017 and February 28, 2017, respectively. In addition, on December 21, 2016, the OAG closed its investigation of these matters. We refer to these actions as the Global Settlement. Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of US$957 million (equivalent to R$3.1 billion), based on the exchange rate of R$3.27 per U.S. Dollar, applicable at the time of the negotiation.

The MPF will distribute the majority of the amount it receives as restitution to third parties for damages caused by the misconduct. Pursuant to the Global Settlement, the MPF agreed to communicate with other public authorities or entities, as well as stated-owned companies and mixed-capital companies with which Braskem enters into discussions to address the facts under the Global Settlement and avoid making duplicate restitution payments. In this context, as announced to the market on July 10, 2018 and disclosed in a material fact on May 27, 2019, we have cooperated and engaged in negotiations with the Ministry of Transparency and Controllership (CGU) and the Office of the Attorney General (AGU) in Brazil, and our Board of Directors approved the signing of a leniency agreement with the CGU and the AGU (the "CGU/AGU Agreement").

 The CGU/AGU Agreement, in the amount of approximately R$2.9 billion, to be adjusted by the SELIC rate, addresses the same facts that are the object of the Global Settlement executed in December 2016 with the Brazilian Federal Prosecution Office (MPF), the U.S. Department of Justice (DoJ), the U.S. Securities and Exchange Commission (SEC) and the Swiss Office of the Attorney General ("Global Settlement"). Of this amount, approximately R$2.5 billion will be offset by the amount that Company already had undertaken to pay under the scope of the Global Settlement, resulting in an additional disbursement of approximately R$410 million.

As of the date of this annual report, we have paid R$2 billion of the total fine established in the Global Settlement in the following manner:

•         US$94.9 million (R$296.6 million) to the DoJ on February 8, 2017;

•         US$65.0 million (R$206.5 million) to the SEC on April 27, 2017;

•         CHF30.2 million (R$104.3 million) to the OAG on June 27, 2017;

•         R$736.4 million to the MPF on July 6, 2017;

•         R$267.9 million to the MPF on January, 30 2018;

•         CHF16.1 million (R$62.0 million) to the OAG on June 28, 2018;

•         R$278.0 million to the MPF, on January 30, 2019; and

•         CHF16.1 million (R$58 million) to the OAG on June 27, 2019

The outstanding amount of R$1.6 billion related to the Global Settelement and also the CGU/AGU Agreement will be paid in the following manner:

•         CHF32.1 million to the OAG, related to two remaining annual installments of CHF16.1 million due on June 30 of each year as from 2020;

•         R$1.1 billion to the MPF in four remaining annual installments due on January 30 of each year as from 2020. To guarantee payment of future installments, Braskem pledged collateral assets from its property, plant and equipment sufficient to cover one annual installment; and

•         R$409.9 million in connection with the CGU/AGU Agreement in two annual installments due on January 30, 2024 and 2025.

The MPF will distribute the majority of the amount it receives as restitution to third parties for damages caused by the misconduct. Pursuant to the Global Settlement, the MPF agreed to communicate with other public authorities or entities, as well as stated-owned companies and mixed-capital companies with which Braskem enters into discussions to address the facts under the Global Settlement and avoid making duplicate restitution payments. In this context, as announced to the market on July 10, 2018 and disclosed in a material fact on May 27, 2019, we have cooperated and engaged in negotiations with the Ministry of Transparency and Controllership (CGU) and the Office of the Attorney General (AGU) in Brazil, and our Board of Directors approved the signing of a leniency agreement with the CGU and the AGU (the "CGU/AGU Agreement").

The Global Settlement does not prevent Braskem from responding to any legitimate third party, which may seek indemnification against us from damages for the facts subject to the Global Settlement. As a result, we cannot assure you that the aggregate amount disbursed as a requirement pursuant to the agreement will be sufficient to cover indemnification claims of all of the victims. We may be required to make additional disbursements to cover such claims.

Other authorities with jurisdiction over us may seek to impose monetary sanctions or fines on, or to initiate investigative proceedings against, Braskem. As a result of entering into the Global Settlement, Braskem may be prevented from entering into certain agreements with government entities and may be subject to increased operating costs for being under the obligation to improve its governance and anti-corruption practices and procedures, including the cost of external monitorships.

Under the terms of the Global Settlement, we are required to cooperate with these governmental authorities and improve our governance and anti-corruption compliance practices. We will also be subject to external monitorship for a period of three years as from 2017, during which time the monitor will assess compliance with the Global Settlement, including the effectiveness of our internal controls, policies and procedures to reduce the risk of any anti-corruption violations. The monitorship period may be terminated early or extended for up to one year at the authorities’ discretion depending on our compliance with the Global Settlement. We have retained monitors pursuant to the provisions of the Global Settlement, and they have been approved by the relevant authorities. The monitors may recommend changes to our policies and procedures, which we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives that the authorities may choose to accept. Operating under the oversight of the monitors will likely require the assumption of additional responsibilities by members of our management. The costs that we are likely to incur in connection with compliance with the Global Settlement, including the implementation of the recommended changes could be significant and could negatively impact us by requiring the efforts of our management team and diverting their attention from our ordinary business operations.

We are fully in compliance with our obligations under the Global Settlement.

Unfavorable outcomes in pending or future litigation may reduce our liquidity and negatively affect our financial performance and financial condition.

We are, and in the future may be, involved in numerous tax, civil and labor disputes, among others, involving monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts. For certain of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for a portion of the amounts in controversy, based on our judgments as to the risk of loss for these lawsuits.

In July 2015, two putative class action lawsuits were filed against us and certain of our then-current and former officers and directors, or the Defendants, in the United States District Court for the Southern District of New York, or the U.S. Court.  In those lawsuits that were subsequently consolidated under the caption In re Braskem, S.A. Securities Litigation, No. 15-cv-5132, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleged that the Defendants made misrepresentations or omissions that inflated the price of the Company’s stock in violation of U.S. securities laws.

After the decision on the motion to dismiss filed by the Company, partially granting its arguments, the Company and the Lead Plaintiff signed the proposed settlement agreement ("Proposed Settlement"), which was ratified by the applicable Court, which issued a final decision ending all claims from all members of the class of Investors. We have made no admission of any wrongdoing or liability as part of the settlement.

Under the terms of the Proposed Settlement, Braskem paid US$10 million (approximately R$31.7 million) to resolve all claims arising out of or relating to the subject matter of the class action of a settlement class consisting of all persons who purchased or otherwise acquired a legal or beneficial ownership interest in Braskem American Depositary Receipts between July 15, 2010 and March 11, 2015, inclusive. The amount of the agreement was deposited by Braskem in the account designated by the judge (“Escrow Account”) on October 2, 2017.

On February 21, 2018, a hearing was held in which a decision was handed down for the final approval of the agreement regarding the entire class of investors and the dismissal of the case. Said decision became final and unappealable. The individual distribution of the amount of the agreement is the responsibility of the manager of the Escrow Account, as determined by the Court and in accordance with the ratified allocation plan. The Proposed Settlement was signed solely to avoid the risk, uncertainty, and expense of further litigation and does represent the admission of any wrongdoing or liability by Braskem.

In April 2019, the Alagoas State Attorney’s Office (Ministério Público do Estado de Alagoas) and the State Public Defender’s Office (Defensoria Pública do Estado de Alagoas) filed a lawsuit seeking to freeze our assets in an amount of up to R$6.7 billion to secure funds allegedly required to ensure remediation and compensation for environmental, property and personal damages potentially resulting from a geological incident related to our mining actitivies in the city of Maceió. A preliminary decision ordered the freezing of R$100 million in our banks accounts.

In addition, the Alagoas state court of appeals (Tribunal de Justiça do Estado de Alagoas) ordered the suspension of the distribution of dividends for the fiscal year 2018 that had been proposed in the amount of R$2.7 billion, or, alternatively, the freezing of assets in the same amount of the proposed dividend distribution.This decision was subsequently reversed by a decision of the Superior Court of Justice (Superior Tribunal de Justiça, or STJ), which authorized the distribution of dividends upon posting of a judicial bond in the same amount. The Alagoas State Attorney’s Office and the Alagoas State Public Defender’s Office amended their claim to exclude the request for indemnification for the alleged environmental damages and reduce the amount of assets to be frozen to R$3.7 billion, which according to their allegations would be equivalent to the actual damages caused to the residents of the districts affected by the geological event. On June 26, 2019, the presiding judge of the Alagoas state court of appeals (Tribunal de Justiça do Estado de Alagoas) issued a decision ordering an amount of R$3.7 billion to be frozen. This decision was also subsequently reversed by the Superior Court of Justice (STJ), which ordered the frozen amount of R$3.7 billion to be returned to our bank accounts after posting another judicial bond in an equivalent amount. On July 25, 2019, we were informed of another civil lawsuit filed against us by the Labor Prosecutor’s Office of the State of Alagoas, or MPT-AL, requesting injunctive relief to freeze the amount of R$2.5 billion to guarantee payment of any actual damages that workers affected by the geological event may suffer. In that lawsuit, MPT-AL further requested the payment of compensation to workers for pain and suffering. The trial court has not yet ruled on the plaintiff’s injunction relief request. We are taking all relevant measures to defend against these lawsuits.

On August 19, 2019, we became aware of the filing of another civil lawsuit by the Federal Prosecutor’s Office (Ministério Público Federal) against us and other parties, requesting the following injunctive reliefs: (i) the set-up of a fund of R$3.1 billion for the benefit of social and environmental programs and emergency measures to be carried out, and the maintenance in said fund of working capital in the amount of at least R$2.0 billion or, after a financial schedule is approved for such fund, an amount equivalent to 100% of the expenses projected for the subsequent 12 months; (ii) the posting of bonds in the amount of R$20.5 billion; (iii) prohibition on us to encumber or dispose of any of our fixed assets and to distribute profits, in the form of dividends, interest on shareholders’ equity or any other form; (iv) freezing of any profits not yet distributed; and (v) suspension of receipt of government financings and government incentives, as well as acceleration of existing indebtedness with BNDES (a federal development bank). As of the date of this annual report, the plaintiff´s requests for injunctive relief have not yet been ruled upon.

We are taking all relevant measures to defend against these lawsuits and we have been continuously cooperating with relevant authorities to identify the causes of the incident, with the support of independent experts.

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

We, our subsidiaries and our joint venture partners are subject to a number of anti-corruption laws, including Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, which entered into effect on January 28, 2014, the FCPA and various other anti-corruption and anti-bribery laws of other jurisdictions.

The FCPA, the Brazilian Anti-Corruption Law and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners, injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could have a material adverse effect on our business, financial condition, results of operations or liquidity. For instance, see “—We could be materially adversely affected by the impacts of the Global Settlement” for the impact on us of allegations of improper payments in connection with the Operation Car Wash.

We are exposed to behaviors of our employees and non-employees that may be incompatible with our ethics and compliance standards, and failure to timely prevent, detect or remedy any such behavior and/or process vulnerabilities may have a material adverse effect on our results of operations and financial condition.

Our business, including our relationships with third parties, is guided by ethical principles. We have adopted a Code of Conduct, a Global Compliance System Policy, an Anti-Corruption Policy, and several other internal policies designed to guide our management, employees and counterparties and reinforce our principles and rules for ethical behavior and professional conduct. We maintain an independent whistleblower channel (denominated “Ethics Line”) managed by a third party available for employees and non-employees (including third parties). Every whistleblower complaint is investigated and submitted for evaluation to our Ethics Committee.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. During our assessment of internal control over financial reporting as of December 31, 2017, we identified certain material weaknesses.

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses that we identified relate to: (i) Control environment – Tone at the top; (ii) Appointment of Board members; (iii) Anti-corruption compliance program and controls; (iv) Controls related to long-term debt presentation and disclosure; (v) Controls over Braskem America; (vi) Controls over the purchase of raw materials; (vii) Controls over purchases and payments of legal services; (viii) Controls over legal contingencies; (ix) Controls over the evaluation of significant unusual transactions; and (x) Controls over the preparation and review of the financial statements.

We have adopted the several measures to resolve these material weaknesses, including implementation and improvement of our processes and controls. See  “Item 15. Controls and Procedures”. In addition, we have taken a series of actions focused on remediation of processes and controls, which allowed us to resolve certain material weaknesses described in our 2016 annual report on Form 20-F. See “Item 15. Controls and Procedures.”

As we were required to conduct additional procedures and analyses with respect to our internal processes and controls for the year ended December 31, 2017, we were unable to timely conclude our audited financial statements for such year and, therefore, were unable to timely file our annual report on Form 20-F for the year ended December 31, 2017. We obtained extensions from the SEC to file our annual report on Form 20-F for the year ended December 31, 2017 until May 16, 2019. Since we were not able to file our Form 20-F until the date granted by SEC and no further extensions have been granted pursuant to Section 802.01E of the NYSE Listed Company Manual, on May 13, 2019, we were notified by the NYSE it had suspended the trading of our ADSs and had initiated delisting procedures. We have appealed the decision.

In the future, we may be required to conduct additional procedures and analyses with respect to our internal processes and controls that may lead to a delay in the conclusion of our audited financial statements and, as a result, prevent us from filing future annual reports in a timely manner. Any failure to timely file our annual reports in the future may have an adverse effect on our business.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and could affect our ability to make principal and interest payments on our debt obligations.

Any default under the agreements governing our indebtedness that is not cured or waived by the required lenders could result in the holders of any such indebtedness accelerating the payment of amounts outstanding, which could make us unable to pay principal and interest on those and other debt obligations. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, we could be in default under the terms of such agreements. In the event of such default:

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•	the lenders under such agreements could elect to terminate their commitments thereunder and cease making further loans;

•	the acceleration under such indebtedness may trigger cross-acceleration provisions under other financing arrangements entered into by us; and

•	we could be forced into bankruptcy or liquidation.

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

In addition, certain of our contractual arrangements contain change of control provisions that provide our counterparties with a termination right or the ability to accelerate the maturity of our indebtedness with them in the event of a change of our control without their consent. These provisions would be triggered in the event Odebrecht ceases to own, directly or indirectly, capital stock representing more than 50% of the voting power of our capital stock outstanding. As a result, if Odebrecht ceases to control, or in some cases, own a certain percentage of our common shares, whether as a result of the Odebrecht Judicial Restructuring Proceedings, an alternative sale, foreclosure by creditors, reorganization, restructuring or other similar circumstance in connection with the Odebrecht Judicial Restructuring Proceedings or otherwise, if appropriate consents or waivers are not obtained, such counterparties could terminate such contracts or accelerate the maturity of such contractual arrangements. The termination of any of our contractual arrangements or the acceleration of the maturity of any of our financing arrangements could have a material adverse effect on our business, financial condition, results of operations and cash flows, and ultimately result in the cross-accelation of all of our indebtedness.

Furthermore, pursuant to the indentures governing our 7.00% Notes due 2020, 5.75% Notes due 2021, 5.375% Notes due 2022, 3.50% Notes due 2023, 6.45% Notes due 2024, 4.50% Notes due 2028, 7.125% Notes due 2041 and 7.375% Perpetual Bonds, a change of control with a ratings decline would require a repurchase of any such outstanding notes, plus accrued and unpaid interest, if any, to the repurchase date. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Odebrecht Judicial Restructuring Proceedings” and other disclosures in this annual report for additional information relating to the Odebrecht Judicial Restructuring Proceedings.

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

Unauthorized disclosure, or loss of intellectual property, trade secrets, other sensitive business or personal information, or disruption in information technology by cyber-attacks, as well as our failure to comply with existing and future laws and regulations relating to data privacy and data security can subject us to significant penalties or liability and can adversely impact our operations, reputation and financial results.

We collect, store, process, and use certain confidential information and other user data in connection with our business operations. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential information, such as customer, employee, company and other personal information.

Data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. For example, on August 14, 2018, Brazil enacted Law No. 13,709/2018 (Lei Geral de Proteção de Dados, or the LGPD), a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employers and employees, and other relationships in which personal data is collected, whether in a digital or physical manner. The LGPD is expected to come into effect in August 2020. By then, all entities subject to it, including us, will be required to adapt their data processing activities to the new rules. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. On May 25, 2018, the Regulation No. 2016/279 of the European Parliament and of the Council of April 27, 2016 on the protection of personal data (the General Data Protection Regulation, or the GDPR) became directly applicable in all member states of the European Union. The GDPR has introduced new obligations relating to data privacy, control and retention, including, among others: (i) accountability and transparency requirements; (ii) enhanced data consent requirements; (iii) obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility; (iv) constraints on using data to profile data subjects; (v) providing data subjects with personal data in a useable format upon request and erasing personal data in certain circumstances; and (vi) reporting breaches without undue delay.

As we seek to expand our business and operations, we expect that we will be increasingly subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and customers. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure, real or perceived, by us to comply with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause our customers to reduce their use of our products and services and could materially and adversely affect our business. The implementation of the GDPR and the LGPD, and of any other existing or future laws and regulations relating to data privacy is expected to require revisions of our procedures and policies and significant implementation resources. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment. Further, there is a risk that the measures may not be implemented correctly or that there may be non-compliance with the new procedures. If there are breaches of the GDPR or the LGPD obligations, or of other data privacy laws and regulations, as the case may be, we could face significant administrative and monetary sanctions as well as reputational damage, which could have a material adverse effect on our operations, financial condition and prospects.

In addition, despite the security measures that we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security incident, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our vendors, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business.

For instance, in the second half of 2018, one of our information technology service providers experienced a cybersecurity incident Brazil, in which specified credentials for access to certain cloud storage accounts maintained by such service provider were disclosed to unauthorized third parties online. We were not affected by this security incident because we were not among the customers of such service provider whose credentials were disclosed. However, we cannot assure you that our security measures, or those put in place by our service providers, will be sufficient to prevent future security breaches, which may directly or indirectly affect us, or that our failure to prevent them will not have a material adverse effect on our business, results of operations or financial condition.

Cyber-attacks or security breaches could compromise confidential, business and other critical information, cause a disruption in our operations or harm our reputation, as our operations are heavily dependent on information technology and telecommunication systems and services. Information assets, including intellectual property, trade secrets, personal data and other business-sensitive critical information are an attractive asset to cyber criminals, cyberterrorism or other external agents. While we have a comprehensive cyber security program in place, which is continuously reviewed, maintained and upgraded, a significant cyber-attack, a human error, including from our employees and partners, or obsolescence of technology could result in the loss of critical business information and/or negatively impact our operations, which could have a negative impact on our financial results.

Risks Relating to Brazil

Brazilian political, economic and business conditions, and the Brazilian government’s economic and other policies, may negatively affect demand for our products as well as our net sales revenue and overall financial performance.

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

•         liquidity of domestic capital and lending markets; and

•         other political, diplomatic, social, economic and business developments in or affecting Brazil.

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing corruption investigations by the Federal Prosecutor’s Office under Operations Car Wash, Zelotes, Greenfield, Efficiency and others, and their impact on the Brazilian economy and political environment. Certain current and former members of the Brazilian government and of the legislative branch, as well as former senior officers of the state-owned oil company and our shareholder Petrobras are being prosecuted for political corruption. These government officials and former senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including Odebrecht, our controlling shareholder. We cannot currently predict how the Operation Car Wash investigation, related investigations and any future decisions and actions by authorities or developments in relation to our shareholders, may impact us.  The profits of these kickbacks allegedly financed the political campaigns of political parties of federal, state and city governments that were unaccounted for or not publicly disclosed, as well as served to personally enrich the recipients of the bribery scheme. As a result of the ongoing Operation Car Wash investigation, a number of current and former senior politicians, including congressman and officers of the major state-owned companies in Brazil resigned or have been arrested. Senior elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during the Operation Car Wash investigation.

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

In addition, Brazilian politics have been characterized by considerable instability in recent years. The conviction of Former President Luiz Inácio Lula da Silva and potential ongoing judicial appeals may further increase political and economic instability. In addition, following a divisive presidential race, former Congressman Jair Bolsonaro became Brazil’s president on January 1, 2019. It is unclear if and for how long the political divisions in Brazil that arose prior to the elections will continue under Mr. Bolsonaro’s presidency and the effects that any such divisions will have on Mr. Bolsonaro’s ability to govern Brazil and implement reforms. Any continuation of such divisions could result in congressional deadlock, political unrest and massive demonstrations and/or strikes that could materially adversely affect our operations. Uncertainties in relation to the implementation by the new government of changes relating to monetary, tax and pension funds policies as well as to the relevant legislation may contribute to economic instability. These uncertainties and measures adopted by the new administration may increase market volatility of Brazilian securities issued abroad.

Changes in industrial policy and related actions undertaken by the Brazilian government may negatively affect demand for our products as well as our net sales revenue and overall financial performance.

We currently benefit from certain industrial policies and related actions undertaken by the Brazilian government intended to strengthen the domestic economy and certain local industries. Some of these policies and actions have recently included reductions in payroll taxes for plastic manufacturers, a program to improve the competitiveness of Brazilian producers in the export markets by refunding the federal taxes levied on their export sale, intervention of the federal government to reduce incentives to imports at local ports, increases in import duties on certain products, including polyethylene, and the reduction in the rates of  the Social Integration Program (Programa de Integração Social), or PIS, a federal value-added tax, and Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or COFINS, taxes on feedstock purchases by first- and second-generation petrochemical producers.

These taxes on feedstock purchases were set at a rate of 5.6% for naphtha and 9.25% for other feedstocks prior to June 2013. After September 2013 naphtha and also other feedstocks taxes rates were lowered to 1% in 2015, increased to 3% in 2016, 5% in 2017 and further increased to 5.6% in 2018. On May 30, 2018, the Brazilian government issued Provisional Measure No. 836/18, which revoked the tax rebates for social contribution taxes, PIS and COFINS, beginning on September 1, 2018. Further, in early October, 2018, the petrochemical industry special regime (REIQ) was not passed into law, which kept the PIS/COFINS taxes levied on the acquisition of domestic and imported feedstocks unchanged at 5.6%.

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

The Brazilian currency has been devalued on several occasions. Throughout the last several decades, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. On average, the real depreciated by 13.4% against the U.S. dollar during 2014, by 47.0% during 2015, appreciated by 16.5% during 2016, by 8.5% during 2017 and depreciated by 14.5% during 2018.

Depreciation of the real relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$22,141.6 million (US$6,693.3 million) as of December 31, 2017, representing 94.8% of our consolidated indebtedness, net of transaction costs. This indebtedness does not include an aggregate amount of R$9,691.5 million (US$2,929.7 million) outstanding as of December 31, 2017 in connection with the Braskem Idesa Financing (as defined elsewhere in this annual report),” As of December 31, 2017, we had R$1,607.9 million (US$486.1 million) in foreign currency-denominated cash and cash equivalents, not including the aggregate amount of R$294.7 million (US$89.1 million) of Braskem Idesa’s cash and cash equivalents.

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

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. Naphtha accounted, directly and indirectly, for 40.0% of our consolidated cost of products sold in 2017. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais may decrease to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, reached 2,708% in 1993. Although inflation rates have been substantially lower since 1995 than in previous periods, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were 3.8% in 2014, 10.7% in 2015, 7.2% in 2016, negative 0.4% in 2017 and 7.1% in 2018. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Fluctuations or changes in, or the replacement of, interest rates could raise the cost of servicing our debt or reduce our financial revenue, negatively affecting our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2017, we had, among other debt obligations:

•

R$33.6 million of loans and financing that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TLP (which was formerly referred to as TJLP in connection with agreements entered into prior to January 1, 2018);

•	R$603.7 million of loans and financing that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate;

•	R$22.0 million of loans and financing that were subject to the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia), or SELIC;

•	R$217.8 million of loans and financing that were subject to the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA; and

•	R$1,609.2 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

The TLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TLP, the CDI and the SELIC rates have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

In addition, as a result of concerns about the accuracy of the calculation of LIBOR, a number of British Bankers’ Association, or BBA, member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation or under-reporting of LIBOR. Actions by the BBA, regulators or law enforcement agencies, as a result of these or future events, may result in changes to the manner in which LIBOR is determined. Potential changes, or uncertainty related to such potential changes, may adversely affect the market for LIBOR-based indebtedness and/or investments. In addition, changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based indebtedness and/or investments.

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have a material adverse effect on our financial expenses and/or financial revenue and materially adversely affect our overall financial performance.

Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt, adversely affect our ability to make payments under our foreign currency-denominated debt obligations and impair our liquidity.

The purchase and sale of foreign currency in Brazil is subject to governmental control. The current laws and regulations governing the Brazilian foreign exchange system allow the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the IMF and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities.

Our foreign-currency debt denominated in U.S. dollars represented an aggregate of 94.8% of our indebtedness on a consolidated basis as of December 31, 2017, including transaction costs. This indebtedness does not include the aggregate amount of R$9,691.5 million (US$2,929.7 million) outstanding as of December 31, 2017 in connection with the Braskem Idesa Financing. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our securities, including our class A preferred shares and ADSs.

Changes in tax laws may result in increases in certain direct and indirect taxes, which could reduce our gross margin and negatively affect our overall financial performance.

The Brazilian government implements from time to time changes to tax regimes that may increase our´s and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. We cannot predict the changes to Brazilian tax law that may be proposed and enacted in the future. However, future changes in Brazilian tax law may result in increases in our overall tax burden, which could reduce our gross margin and negatively affect our overall financial performance.

Risks Relating to Mexico

Political conditions in Mexico could materially and adversely affect the Mexican economic policy and, consequently, our operations.

Our operations are subject to political and economic uncertainties and other political risks, including tension and confrontations among political parties. Some of these risks may be higher in the developing countries in which we conduct our activities, including Mexico. Mexico’s most recent presidential election was held in July 2018. Presidential reelection is not permitted in Mexico. The President-elect, Andrés Manuel López Obrador, took office on December 1, 2018, and his political party, the Movimiento Regeneración Nacional, has a majority in both houses of Mexico’s congress. We cannot predict what changes, if any, will result from the measures adopted by the new administration, including with respect to the energy and petrochemicals sectors. Political events in Mexico could adversely affect oil and gas production, economic conditions and our industry and, as a consequence, our results of operations and financial position.

Political and economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.

Deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. These events could also lead to increased volatility in the financial markets, thereby affecting our ability to maintain financial liquidity and service our debt. Additionally, spending cuts related to Pemex or other government expenditures, or lack of investments in natural gas and ethane recovery, could adversely affect Pemex, Pemex’s ability to produce and recover ethane, the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

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

Furthermore, our long-term supply agreement to purchase ethane from Pemex TRI, a state-owned Mexican company, could be manipulated, terminated or jeopardized by them as a result of political pressure to not comply with the agreement, to change the terms of the agreement, expropriation measures, or change in laws regulations by the Mexican government. Any non-compliance, modification, termination or interruption of this supply agreement could have a material adverse effect on the results of our operations or our financial condition.

Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.

The Mexican economy and the market value of Mexican companies may be affected to varying degrees by global economic and market conditions, and the economic and market conditions in other emerging market countries and major trading partners, in particular the United States. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, increased economic activity between the two countries, and the remittance of funds from Mexican immigrants working in the United States to Mexican residents. Therefore, adverse economic conditions in the United States, the termination of, or modifications to, NAFTA or its successor agreement, USMCA, or other related events, including global trade disputes and instability, could have a significant adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our financial performance.

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

Risks Relating to Our Equity and Debt Securities

The totality of the shares issued by Braskem and owned by OSP Investimentos S.A. were given as collateral in financing agreements entered into by the Odebrecht Group.

Pursuant to a shares fiduciary assignment agreement (alienação fiduciária em garantia) entered into by the Odebrecht Group on November 27, 2013, as amended on May 13, 2016, July 19, 2016, April 24, 2017 and May 23, 2018, all shares issued by Braskem and held by OSP Investimentos S.A. have been given as collateral in connection with certain financing agreements entered into by Odebrecht S.A. and certain of its subsidiaries. In the event that Odebrecht Group defaults on such financing agreements, or if such financing agreements are accelerated and, as a result, such collateral is seized by a creditor (assuming that Petróleo Brasileiro S.A. – Petrobrás does not exercise its preemptive rights to acquire such shares) we may be subject to a change of control following statutory and procedural formalities required pursuant to our shareholders’s agreement. A change of control under these circumstances may adversely affect us.

A foreclosure on or sale of our shares held by OSP Investimentos S.A. whether within or outside the Odebrecht Judicial Restructuring Proceedings may result in a change of control. As we do not have the ability to consent to or otherwise influence or control the Odebrecht Judicial Restructuring Proceedings or otherwise the acquirer of the shares from any such foreclosure, we may have a change in our corporate control in the foreseeable future.

Shareholders of our class A preferred shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

As permitted by the Brazilian Corporation Law, our by-laws specify that 25% of our adjusted net profit for each fiscal year must be distributed to shareholders as mandatory dividends, or the Mandatory Distribution of Dividends. Under our by-laws, our preferred shareholders are entitled to a minimum annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to 6% of their pro rata share of our capital before dividends may be paid to our common shareholders. The Brazilian Corporations Law allows a publicly traded company like ours to suspend the Mandatory Distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability, provided that such suspension does not affect the Minimum Preferred Dividend, which is still payable to the holders of preferred shares. However, the shareholders, including the holders of our class A preferred shares or the ADSs, may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

Our class A preferred shares and the ADSs have limited voting rights and are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends.

Under the Brazilian Corporations Law and our by-laws, holders of our class A preferred shares and, consequently, the ADSs are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of class A preferred shares, such as modifying basic terms of our class A preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council, depending on specific circumstances provided in the Brazilian Corporations Law. Holders of our class A preferred shares and the ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends. However, if we do not pay dividends for three consecutive years, holders of our class A preferred shares and the ADSs will be granted voting rights. See “Item 10. Additional Information—Description of Our By-laws—Voting Rights.”

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

Holders of the ADSs are not our direct shareholders and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporations Law.

Our corporate affairs are governed by our by-laws and the Brazilian Corporations Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of the class A preferred shares underlying the ADSs under the Brazilian Corporations Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law and are the subject of continuously evolving regulations promulgated by the Brazilian Securities and Exchange Commission, or the CVM, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our class A preferred shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

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

The New York Stock Exchange has commenced delisting procedures with respect to our ADSs.

On May 13, 2019, the New York Stock Exchange suspended trading of our ADSs on the exchange and commenced proceedings to delist us due to our delay in filing our annual report for the fiscal year ended December 31, 2017. We have appealed the decision. As a result, our ADSs have traded on the over-thecounter (OTC) market in the United States since May 15, 2019, which is a less liquid market than the New York Stock Exchange. If our appeal is unsuccessful and the New York Stock Exchange does not resume trading of our ADSs on the exchange and halts the delisting process, our ADSs may not trade on the New York Stock Exchange in the future. In addition, although we may continue to be subject to reporting and corporate governance requirements applicable under U.S. securities laws and regulations, we would not be subject to the listing requirements under the New York Stock Exchange. If we are not able to resume the trading of our ADSs on the New York Stock Exchange, this could materially impact the market price of our ADSs.

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

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, subject to certain exceptions, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of ADSs or class A preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement for an offering of shares resulting from the capital increase with the U.S. Securities and Exchange Commission, or the SEC, or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of the ADSs or class A preferred shares in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders into us may be diluted.

Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of our ADSs and preferred shares.

According to Law No. 10,833, of December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of our ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of our ADSs made between nonresidents of Brazil. Due to the fact that, as of the date of this annual report, there is no judicial guidance on the application of Law No. 10,833/2003, we are unable to predict whether an interpretation applying such tax laws to dispositions of our ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

The relative volatility and liquidity of the Brazilian securities markets may adversely affect holders of our class A preferred shares and ADSs.

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

The market value of securities of Brazilian issuers is affected in varying degrees by economic and market conditions in other countries, including in developed countries, such as the United States and certain European countries, and in emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. The price of shares traded in the Brazilian capital markets, for instance, has been historically subject to fluctuation of interest rates in the United States and the variation in the main U.S. stock exchanges. In addition, crises in other emerging countries may diminish investor interest in securities of Brazilian issuers, including our common shares and ADSs and our debt securities. This could adversely affect the market price of our common shares, ADSs and outstanding debt securities and could also make it more difficult for us to access capital markets, affecting our ability to finance our operations on acceptable terms.

Recently, heightened volatility in the Brazilian market was due to, among other factors, uncertainties regarding adjustments to the implications of the policies of the current U.S. administration, U.S. monetary policy, the United Kingdom’s vote to leave the European Union (popularly known as Brexit) and their consequences on international financial markets, increased aversion to risk in emerging countries, and uncertainties regarding macroeconomic and political conditions. We have no control over and cannot predict the effects of Donald Trump’s administration, policies or actions. Furthermore, we have no control over the United Kingdom’s Brexit negotiations, which requires the United Kingdom and the European Union to reach an agreement by October 31, 2019, absent further extensions to the initial two-year negotiating period. In addition, we are exposed to disruption and volatility of global financial markets due to their effects on the economic and financial environment, particularly in Brazil, such as economic downturn, increased unemployment rate, decreased purchasing power of consumers and unavailability of credit.

These disruptions or volatility in global financial markets may increase even further the negative effects on the Brazilian economic and financial environment, adversely affecting us.

Because Braskem Finance Limited and Braskem Netherlands Finance B.V. have no operations of their own, holders of our outstanding senior notes issued by Braskem Finance Limited or Braskem Netherlands Finance B.V. depend on Braskem to provide Braskem Finance Limited or Braskem Netherlands Finance B.V., respectively, with sufficient funds to make payments on these notes when they become due.

Braskem Finance Limited, a wholly-owned subsidiary of Braskem incorporated in the Cayman Islands, and Braskem Netherlands Finance B.V., or Braskem Netherlands Finance, an indirect wholly-owned subsidiary of Braskem incorporated under the laws of The Netherlands, have no operations of their own other than the issuing and making of payments on their respective senior notes and other indebtedness ranking equally with such senior notes, and using the proceeds therefrom as permitted by the agreements governing these issuances, including lending the net proceeds of the senior notes and other indebtedness incurred by Braskem Finance Limited and Braskem Netherlands Finance to Braskem and subsidiaries of Braskem. Accordingly, the ability of either Braskem Finance Limited or Braskem Netherlands Finance to pay principal, interest and other amounts due on the outstanding senior notes issued by it and other indebtedness will depend upon our financial condition and results of operations and our subsidiaries that are creditors of Braskem Finance Limited or Braskem Netherlands Finance, respectively. In the event of an adverse change in our financial condition or results of operations and our subsidiaries that are creditors of Braskem Finance Limited or Braskem Netherlands Finance, these entities may be unable to service their indebtedness to Braskem Finance Limited or Braskem Netherlands Finance, as the case may be, which would result in the failure of Braskem Finance Limited or Braskem Netherlands Finance, as the case may be, to have sufficient funds to repay all amounts due on or with respect to the respective outstanding senior notes.

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

Our Mexico complex was financed under a project finance structure, in which the construction loan must be repaid using exclusively the cash generated by us with shareholders pledging limited guarantees. Accordingly, this financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation and other rights of Braskem Idesa.

As of December 31, 2017, Braskem had (1) consolidated corporate debt, net of transaction costs, of R$23,674.7 million (US$7,156.8 million), and (2) consolidated debt related to our Mexico Complex of R$9,691.5 million (US$2,929.7 million). Of the consolidated secured corporate debt, R$1,809.2 million (US$546.9 million) was unsecured debt of Braskem S.A., R$380.6 million (US$115.0 million) was secured debt of Braskem S.A., R$21,161.5 million (US$6,397.1 million) was unsecured debt of Braskem’s subsidiaries and special purpose entities (other than Braskem Idesa S.A.P.I.), R$323.5 million (US$97.8 million) was secured debt of Braskem’s subsidiaries and special purpose entities (other than Braskem Idesa S.A.P.I.).

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

Under Brazilian law, Braskem’s obligations under the guarantees under the outstanding senior notes are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial restructuring of Braskem, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and holders of the outstanding senior notes may be unable to collect amounts that they are due under the outstanding senior notes.

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

ITEM 4. INFORMATION ON THE COMPANY

According to IHS we are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 29 plants in Brazil, six plants in the United States, two plants in Germany and four plants in Mexico as of December 31, 2017. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and PVC.

As of December 31, 2017, our business operations were organized into five business units, which corresponded to our principal production processes, products and services. Our business units were as follows:

•

our Chemicals Unit (formerly our Basic Petrochemicals Unit), which includes our production and sale of chemicals at the chemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex, the chemical complex located in Triunfo in the State of Rio Grande do Sul, or the Southern Complex, the chemical complex located in Capuava in the State of São Paulo, or the São Paulo Complex and the chemical complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex, and our supply of electricity produced at these complexes to second generation producers, including producers owned or controlled by us. This segment accounted for net sales revenue of R$25,179.3 million, or 41.0% of our consolidated net sales revenue of all reportable segments, including net sales to our other business units;

•

our Polyolefins Unit, which includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene produced by our company in Brazil. This segment accounted for net sales revenue of R$19,650.4 million, or 32.0% of our consolidated net sales revenue of all reportable segments, including net sales to our other business units;

•

our USA and Europe Unit, which includes our production, operations and sale of polypropylene in the United States and Germany. This segment accounted for net sales revenue of R$9,854.5 million, or 16.1% of our consolidated net sales revenue of all reportable segments, including net sales to our other business units;

•

our Mexico Unit, which includes our production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico. This segment accounted for net sales revenue of R$3,600.8 million, or 5.9% of our consolidated net sales revenue of all reportable segments, including net sales to our other business units; and

•

our Vinyls Unit, which includes our production and sale of PVC and caustic soda. This segment accounted for net sales revenue of R$3,066.9 million, or 5.0% of our consolidated net sales revenue of all reportable segments, including net sales to our other business units.

Approximately 50.6%, 51.7% and 53.1% of our net sales revenue in 2015, 2016 and 2017, respectively, was derived from our Brazilian operations, and 49.4%, 48.3% and 46.9% of our net sales revenue in 2015, 2016 and 2017 was derived from our international operations (including exports from Brazil). We expect this process of internationalization to continue.

Strategy of Our Company

Our strategic objective is to satisfy clients in the chemicals and plastics value chain in a sustainable way and maximize return on the capital invested by shareholders, with a focus on:

•         In PE, PP, PVC, Chemicals and Renewable Chemistry

•         In Brazil and in the Americas, with Europe as an export platform

The key pillars of our strategy include:

•         Productivity and Competitiveness

The petrochemical industry is constantly evolving through investments in the current asset base, advances in innovation and technology, and addition of new capacities with enhanced productivity and competitiveness. Therefore, in order to maintain our leadership position in the industry a key element of our strategy is to pursue improvements in productivity and competitiveness of our current operations, focused on operational efficiency and excellence, commercial and logistics effectiveness, and cost leadership and differentiation through our relationships with clients.

Innovation and technology remains an important path to increase productivity and competitiveness and we are currently focusing efforts on development and innovation to constantly improve our operations. Focus on innovation extends not only to operations and our product portfolio but also to new management models and business practices. We seek to position ourselves to adopt and implement new digital technologies and solutions that bring greater efficiency to our industrial processes and business management.

This strategy will allow us to ensure optimal operational performance, considering reliability, production optimization, cost reductions, investment discipline and improvements of our industrial processes.

•         Feedstock Diversification

Feedstock is a key element of competitiveness in the petrochemical industry, driving a large part of production costs. Petrochemical feedstocks follow the volatile nature of commodity markets with the competitive gap between different feedstocks fluctuating over time and presenting different opportunities in specific regions.

We are constantly seeking to diversify our feedstock profile in order to reduce the volatility of our results, reduce risks related to feedstock availability, and position ourselves to capture opportunities. We are currently working to increase our exposure to gas, diversifying away from naphtha while investing in the flexibility of our assets to consume different feedstocks.

In 2017, we started a project that enables us to produce up to 15% of ethylene from ethane in the Northeastern complex of Brazil with a long-term ethane supply agreement with an US based supplier with pricing based on the Mont Belvieu reference. We are also focused on capturing available feedstock opportunities in our current asset base by operating our US PP assets and Mexico cracker at full capacity, capturing propylene and ethane competitive advantage in the North American market and securing competitive feedstock contracts with a long-term view.

Additionally we are constantly monitoring opportunities to grow our asset base in feedstock advantaged regions and position our assets to capture local feedstock opportunities further diversifying our feedstock matrix, enhancing competitiveness and reducing exposure to feedstock related risks.

•         Geographic Diversification

Regional markets are influenced by the local supply and demand balance, macro-economic factors and the political environment. Having a local presence in a given market not only provides easier access to regional customers, feedstock opportunities and industrial policies, but also exposes the player to a number of risks related to government decisions, feedstock availability and demand growth. Having a diversified footprint is important to have access to regional opportunities but also to hedging our operations against local risks.

An important pillar of our strategy is to diversify geographically, growing our global footprint outside Brazil and increasing our competitive scale in PE and PP, enhancing our leadership in the Americas.

We started diversifying geographically in 2010 with the acquisition of Sunoco assets in the United States, continuing in the following year with the acquisition of Dow PP assets in the United States and Europe and later in 2016 with the start-up of our greenfield ethane cracker in Mexico integrated with three polyethylene plants. More recently in 2017 we have started-up a new Ultra High Molecular Weight Polyethylene - UHMWPE (UTEC®) plant in the United States, which  strengthened our position as one of the largest producers in the world and approved the construction of a new PP asset in the United States, the largest PP production line in the Americas.

Braskem intends to continue its strategy to diversify geographically while continuing to strengthen our position in the Americas in PE and PP.

•         People, Governance and Reputation

We are committed to strengthening our image and reputation among key stakeholders - team members, society and investors, through advances in our compliance system, sustainability, innovation and people management, while strengthening our culture and financial health.

We are committed to strengthening our compliance system, guaranteeing the involvement and responsibility of all leaders and implementing all policies and actions defined by our compliance committee, guided by transparency, integrity and ethics.

Sustainability will continue to be an important aspect of our strategy and we will continue to drive improvements to our health, environment, safety, and eco-indicators, and strengthen our influence in local and international agendas of sustainable development.

In people management, we intend to develop a work environment that reinforces diversity and stimulates the attraction and integration of talented young people, preparing our team for the increasing globalization of our company and preparing the company for the new paradigms of managing people.

By these means, we intend to continue strengthening our image and reputation together with our stakeholders, positioning ourselves as a human-oriented, forward-thinking global company that cultivates strong relationships and generates value to all, offering sustainable solutions in chemicals and plastics.

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

In January 2010, we announced the acquisition of Quattor in order to strengthen the Brazilian petrochemical sector and establish ourselves among the five largest and most competitive petrochemical companies in the world. In February 2010, we announced the acquisition of the polypropylene assets of Sunoco Chemicals, the fourth largest producer of this resin in the United States. This acquisition represented an important step towards strengthening our internationalization strategy, which combines our growth in the U.S. market with alternative access to competitive raw materials and main consumer markets. As a result of this acquisition, we became a leader of thermoplastic resins in the Americas, consolidating our position as a major player in the international petrochemical market and the third largest global player in the polypropylene industry.  In 2010, Braskem inaugurated its green ethylene plant in Triunfo, Rio Grande do Sul, becoming the world leader in biopolymers and launched the brand I'm greenTM, which identifies Braskem’s products made from renewable sources.

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

Beginning of Operations of Our Mexico Unit

In April, 2016 Braskem Idesa, our joint venture with the Mexican Idesa group, reached an important milestone with the production of the first batch of polyethylene in the Mexico Petrochemical Complex  following a gradual start-up process initiated in December 2015 with the beginning of utilities area operations, followed by the start-up of the cracker in March 2016.

Located in the state of Veracruz, the Mexico Complex includes an ethane cracker integrated with three polyethylene plants, as well as utilities plants (electric power, water and steam). Ethane supply is assured through a 20-year contract with Pemex TRI at a price pegged to the U.S. gas price.

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

In November 2017, Braskem Petroquímica Ltda., or Braskem Petro, merged with and into Braskem S.A., with Braskem S.A. as the surviving entity.  This merger simplified our corporate structure by consolidating our activities to reduce financial and operating costs.

In January 2019, Odebrecht informed us of the Odebrecht Reorganization, which became effective retroactively on December 31, 2018. For additional information on the Odebrecht Reorganization, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Odebrecht Reorganization.”

We are a corporation (sociedade por ações) organized under the laws of Brazil. Our registered office is at Rua Eteno, 1561, Pólo Petroquímico, Camaçari, Bahia, CEP 42810-000, Brazil, and our telephone number at this address is 55-71-3413-2102. Our principal executive office is at Rua Lemos Monteiro, 120 – 24° andar, Butantã, São Paulo, SP, CEP 05501-050, Brazil, and our telephone number at this address is 55-11-3576-9000.

Chemicals Unit

Nomenclature of Segment

In September 2017, our Basic Petrochemicals Unit changed its name to “Chemicals Unit” in order to reflect the nomenclature used by other companies in the same market.

As of December 31, 2017 according to IHS, our Chemicals Unit’s facilities had one of the largest annual production capacities of all first generation producers in the Americas, including net sales to our other business units, our Chemicals Unit generated net sales revenue of R$25,179.3 million in 2017 or 41.0% of the net sales revenue of all reportable segments.

Our Chemicals Unit is comprised of the Chemicals operations conducted by our company in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

Our Chemicals Unit produces:

•	olefins, such as ethylene, polymer and chemical grade propylene, butadiene and butene-1;
•	BTX products;
•	fuels, such as automotive gasoline, liquefied petroleum gas, or LPG, ethyl tertiary butyl ether, or ETBE, and methyl tertiary butyl ether, or MTBE;
•	intermediates, such as cumene;
•	aliphatics, aromatics and hydrogenates solvents; and
•	specialties such as isoprene, dicyclopentadiene, or DCPD, piperylene, nonene, tetramer, polyisobutylene, or PIB, and hydrocarbon resins.

The products of our Chemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our Polyolefins Unit and our Vinyls Unit. Our Chemicals Unit also supplies other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes, and renders services to those producers  In 2017, 85.1% of our Chemicals Unit’s net sales revenue (including intra-company sales) was derived from the sale of basic petrochemicals, 7.7% from the sale of fuels, 0.5% from the resale of naphtha and condensate, 3.0% from the sale of intermediates and 3.6% from the sale of utilities and services.

Products of Our Chemicals Unit

Our other business units and third-party petrochemical producers use ethylene and propylene produced by our Chemicals Unit to produce second generation products such as polyethylene, polypropylene and PVC. We also sell butadiene, a variety of aromatics, including BTX products, and intermediates, such as cumene, to third-party petrochemical producers for use as raw materials in the production of a variety of second generation products, including synthetic rubber, elastomers, resins, nylon fibers, ethyl benzene (which is used to make styrene monomer/polystyrene), linear alkyl benzene, purified terephthalic acid, dimethyl terephthalate, bisphenol A, a feedstock for the production of polycarbonate resins, phthalic anhydride, plasticizers and paint.

The following table sets forth the sales volume of basic petrochemicals by our Chemicals Unit (excluding our intra-company sales) for the periods indicated.

	Year Ended December 31,
	2017	2016	2015
	(thousands of tons)
Domestic sales:
Ethylene	523.6	511.9	485.8
Propylene	360.4	291.3	246.1
Cumene	199.8	194.5	206.0
Butadiene	183.8	198.5	220.1
BTX products(1)	644.6	677.0	631.5
Gasoline	925.9	745.1	449.7
Others	679.3	666.4	712.3
Total domestic sales of Chemicals	3.317.6	3,090.2	2,745.4
Total export sales of Chemicals	1,321.8	1,318.2	1,589.0
Total sales of Chemicals	4,639.4	4,408.4	4,334.5

(1)   Includes benzene, toluene and para-xylene.

In addition, we had the following intra-company sales:

	Year Ended December 31,
	2017	2016	2015
	(thousands of tons)
Ethylene	2,888.8	2,856.5	2,798.2
Propylene	1,041.1	1,023.1	986.4

Production Facilities of Our Chemicals Unit

We believe that the technological processes we use at plants  in our Chemicals are among the most advanced in the world. Our Chemicals Unit currently owns and operates:

•         five major production facilities in the Northeastern Complex (two olefins units, two aromatics units and one utilities unit);

•         five major production facilities in the Southern Complex (two olefins units, one green ethylene unit, one aromatics unit and one utilities unit);

•         three production facilities in the São Paulo Complex (one olefins unit, one aromatics unit and one utilities unit); and

•         two production facilities in the Rio de Janeiro Complex (one olefins unit and one utilities unit).

We define the term “unit” to mean several production lines that are linked together to produce olefins, aromatics or utilities.

The table below sets forth the primary products of our Chemicals Unit, annual production capacity as of December 31, 2017 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2017	2016	2015
	(in tons)
Olefins:
Ethylene	3,952,000	3,518,658	3,459,861	3,357,007
Propylene	1,585,000	1,445,887	1,400,466	1,389,796
Butadiene	480,000	430,040	411,630	389,273
Aromatics:
BTX products(1)	1,367,000	977,184	1,000,489	981,570

___________________________

(1)   Consists of benzene, toluene and para-xylene.

Raw Materials of Our Chemicals Unit

Naphtha

Naphtha is the main raw material that we use to produce our chemical products and represents the principal production and operating cost of our Chemicals Unit. We also use condensate as a raw material in the Southern Complex. The following table shows the average Amsterdam-Rotterdam-Antwerp, or the ARA price, of naphtha for the periods indicated.

	2018	2017	2016	2015

Average(1)	US$574.00	US$483.84	US$385.41	US$461.89
Month ended:
January	592.00	499.37	317.82	396.91
February	556.00	498.26	292.71	502.13
March	572.00	459.41	350.64	504.86
April	607.00	467.94	379.27	525.61
May	668.00	434.62	402.43	550.86
June	633.00	400.68	417.19	538.07
July	643.00	424.81	380.15	472.37
August	641.00	459.16	369.00	403.38
September	676.00	503.96	395.89	411.66
October	662.00	519.13	441.79	430.26
November	507.00	571.73	415.97	419.18
December	463.00	566.98	463.16	387.41

____________________________

(1)   The information in the “Average” row represents the mean average monthly naphtha prices during each respective year.

Source: IHS.

Supply Contracts and Pricing of the Chemicals Unit

Naphtha and Condensate

The following table shows the distribution of the naphtha plus condensate purchases by our Chemicals Unit for the periods indicated by geographic location of the suppliers.

	Year Ended December 31,
	2017	2016	2015
Brazil	53%	62%	56%
Algeria	18%	16%	20%
West Africa	6%	4%	3%
South America	10%	8%	11%
Others	13%	10%	10%
Total	100%	100.0%	100.0%

Supply Contracts with Petrobras

On December 23, 2015, we and Petrobras entered into a new five-year Naphtha Purchase Agreement.  This contract replaced the naphtha supply contract between our company and Petrobras for the supply of naphtha to our Chemicals plants located in the Northeastern Complex and superseded the naphtha supply contract between our company and Petrobras for the supply of naphtha to our Chemicals plants located in the Southern Complex, Northeastern Complex and São Paulo Complex. The contract will expire in December 2020.

Under the terms of this new agreement:

•	Petrobras has agreed to sell and deliver naphtha, for a period of five years, to our Chemicals plants in the Northeastern, Southeastern and the Southern Complex exclusively for our use as a feedstock;
•	we are required to purchase a minimum monthly volume of naphtha;
•	we provide Petrobras with a firm commitment order for naphtha each month, together with an estimate of the volume of naphtha that we will purchase over the following six months;
•	we may request volumes of naphtha that exceed a monthly firm commitment order, which Petrobras may supply at its discretion;

•	the price we pay for naphtha is equal to 102.1% of the ARA price;
•	the contract could be terminated or amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract;
•	beginning in January 2018, either party can renegotiate the contract upon the occurrence of certain market events;

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

Supply Arrangements with SONATRACH

The Association for the Research, Production, Transport, Transformation and Sale of Hydrocarbons (Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures), or SONATRACH (the Algerian national oil company), is one of our suppliers of imported naphtha and condensate. We have imported naphtha supplied by SONATRACH since 2002. On an annual basis, we negotiate the minimum and maximum volumes of naphtha and condensate that we will purchase from SONATRACH. On average, we buy around one million tons of condensate and around 400 thousand tons of naphtha from SONATRACH. In the event that we were unable to renew our supply arrangements with SONATRACH, we believe that we could purchase sufficient quantities of naphtha from other suppliers to meet the supply needs of our chemicals plants.

Other Supply Contracts

As part of our strategy to diversify our sources of supply of naphtha, we are acquiring naphtha under annual supply arrangements with international suppliers.

Spot Market Purchases of Naphtha

In addition to our supplies of feedstock under the agreements described above, we purchase naphtha on the spot market from time to time from foreign suppliers located in Africa, Europe, North America and Latin America.

Spot Market Purchases of Condensate

In addition to our supplies of feedstock under the agreements described above, we purchase condensate on the spot market from time to time from foreign suppliers located in West Africa.

Ethane and Propane

Ethane and propane are the principal feedstocks that we use to produce our chemical products in the Rio de Janeiro Complex and represent the principal production and operating cost of the Chemical unit in the Rio de Janeiro Complex. The price of ethane and propane that we purchase varies primarily based on changes in the U.S. dollar-based international price of these feedstocks.

•

In December 2000, we and Petrobras entered into an ethane and propane supply agreement. The initial term of this contract expires in January 2021 and this agreement is automatically renewable for one two-year period, unless either party notifies the other party in writing, at least one year prior to the expiration of the contract, that it does not intend to renew this agreement. Under the terms of this agreement, Petrobras agrees to sell and deliver ethane and propane to our chemical plant in the Rio de Janeiro Complex exclusively for use as a raw material;

•	we are required to purchase and Petrobras is required to deliver a minimum annual volume of ethane and/or propane;
•

we agree to provide Petrobras with a firm commitment order for ethane and propane each month, together with an estimate of the volume of ethane and propane that we will purchase over the immediately succeeding four months;

•	the price for ethane and propane is based on the Mont Belvieu price; and
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

Braskem also has an ethane supply contract with Enterprise Products Operating LLC, or ENTERPRISE, to supply ethane from USA to Brazil. The price of ethane is based on the Mont Belvieu ethane price plus a Terminal Fee, basis FOB USGC. The logistics to move the ethane to Brazil is managed by Braskem.

Since February 2017, Braskem has had the capability to receive imported ethane at the Rio de Janeiro Complex. The imported ethane is marginal to domestic supply and the quantity imported in 2017 was 17 kt.

Since November 2017, Braskem has the capacity to consume ethane in the cracker in Bahia, partially replacing naphtha. Braskem has invested to create the flexibility to substitute naphtha for ethane in a ratio equivalent to 15% of the ethylene production of the site.

Refinery Off Gas

In January 2005, we entered into an agreement with Petrobras for the purchase and sale of steam from refinery off gas, from which we separate ethylene and propylene. This agreement provides that we and Petrobras will negotiate the renewal of this agreement prior to its expiration in 2020 and that, in the event that Petrobras does not intend to renew this agreement, it must notify us at least two years prior to the expiration of this agreement and must perform under the terms and conditions of this agreement until 2028. Under the terms of this agreement, which represents 100% of our refinery off gas supply:

•	we are required to purchase a minimum daily volume of refinery off gas and Petrobras to sell;
•	the price for refinery off gas is based on a variety of market references;

•	the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract;
•

Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that prevents the execution of the contract; (3) a transfer or pledge by us, as a guarantee for indebtedness, of all or part of our rights, obligations and credits under this contract to a third party without Petrobras’ consent, unless the third party is a member of our economic group; (4) the dissolution or bankruptcy of Braskem S.A; or (5) a change in business structure, merger, sale, spin-off or any other corporate reorganization of Braskem S.A that conflicts with or impedes the execution of contract’s purpose.

In December 2017, Petrobras informed us that it would not renew this agreement on the same terms. We are currently negotiating the terms and conditions of a future agreement for the purchase and sale of steam from refinery off gas with Petrobras, which would become effective following the expiration of the current agreement in 2028. By now, we cannot assure you the impact of the new terms and conditions of a possible future agreement and any failure to successfully negotiate with Petrobras could impair our ability to satisfy our refinery off gas needs.

Electricity

To supply our industrial operations in Brazil, which represents 82% of our global electric consumption, we self-generate approximately 22% of our electrical energy consumption. Approximately 33% of our demand is supplied by Companhia Hidrelétrica do São Francisco, or CHESF, a Brazilian government-owned electric power generation company, pursuant to a power purchase agreement. The remaining energy is supplied primarily under long-term contracts with several suppliers in the free energy market (Mercado Livre de Energia).

•

In the Bahia Complex, we self-generate approximately 40% of the energy consumption, and about 51% of the demand is supplied by CHESF. The remaining energy is acquired primarily from several suppliers in the free energy market.

•

In the Alagoas Complex, approximately 66% of the energy consumption is supplied by CHESF. In 2017 the energy supplied by the local energy distributor company –(Companhia Eletrica de Alagoas S.A. or CEAL) in the regulated market to the PVC plant was replaced by the energy from the free market. Therefore, the remaining energy from the Alagoas Complex is acquired primarily from several suppliers in the free energy market.

•	In the Southern Complex, we self-generate approximately 31% of the energy consumption, and the remaining energy is acquired primarily from several suppliers in the free energy market.
•	In the São Paulo Complex, we self-generate approximately 11% of the energy consumption, and the remaining energy is acquired primarily from several suppliers in the free energy market.
•	In the Rio de Janeiro Complex, the energy consumption is acquired primarily from several suppliers in the free energy market.

Natural Gas

Natural gas is supplied to our industrial operations in Brazil under long-term contracts in the regulated market by companies that have government licenses and exclusivity to deliver it in each state. The natural gas consumed by our operations in Brazil in 2017 represented 63% of Braskem’s consumption.

•	In the Bahia Complex, natural gas is supplied by Companhia de Gás da Bahia, or Bahiagás, which represents approximately 47% of our consumption in Brazil.

•	In the Alagoas Complex, natural gas is supplied by Alagoas S.A., or Algás, which represents approximately 19% of our consumption in Brazil.
•	In the Rio Grande do Sul Complex, natural gas is supplied by Companhia de Gás do Estado, or Sulgás, which represents approximately 16% of our consumption in Brazil.
•	In the São Paulo Complex, natural gas is supplied by Companhia de Gás de São Paulo, or Comgás, which represents approximately 13% of our consumption in Brazil.

•	In the Rio de Janeiro Complex, natural gas is supplied by CEG Rio S.A, or CEG, which represents approximately 5% of our consumption in Brazil.

Others

In the Southern Complex we also buy methanol to produce MTBE and ethanol to produce the “green polyethylene.” Methanol is imported and price is based in international market quotations. Ethanol is bought in the domestic market from several producers. In the Bahia Complex, we also buy ethanol to produce ETBE.

Sales and Marketing of Our Chemicals Unit

We sell 70% of our Chemical products in Brazil to third-party petrochemical producers. We sell the remainder of our Chemical products to customers in the United States, Europe, South America and Asia. The following table sets forth our net sales revenue derived from domestic and export sales, excluding inter-company sales, by our Chemicals Unit for the years indicated:

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of reais)
Net sales revenue (1):
Domestic sales	R$ 9,367.7	R$ 8,201.7	R$ 7,523.5
Export sales	4,182.5	5,572.3	4,944.2
	R$ 13,550.2	R$13,744.0	R$12,467.7

(1)       Does not include inter-company sales

Domestic Sales of Chemicals

As part of our commercial strategy, our Chemicals Unit focuses on developing long-term relationships with our customers and entering into long-term supply contracts that provide for minimum and maximum quantities to be purchased and monthly deliveries. We determine the domestic prices that we charge for ethylene by reference to Western European contract prices. We determine the domestic prices that we charge for propylene based on a formula under which 50% of the price is determined generally by reference to Northwest Europe prices and the remaining 50% is determined by reference to the North American contract prices. We determine the domestic price of butadiene by reference to the U.S. Gulf contract price. We set the domestic prices of our BTX products, including benzene, para-xylene and toluene by reference to United States, contract or spot market prices. We set the domestic prices of solvents by reference to international market prices, and we determine the domestic prices for our other olefins and aromatics products with reference to several international market indicators.

Export Sales of Chemicals

We export chemicals mainly to customers in the United States and in Europe, and we set the price on international references bases in accordance with which region or country.

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to optimize our operations and adjust the imbalances between demand and production. Export net sales of our Chemicals Unit represented 16.6% of our Chemicals Unit’s net sales revenue during 2017.

Additionally, we have applied our expertise in commodities trading to resale of naphtha and ethane in the international markets. In order to meet our crackers’ naphtha and ethane requirements (in terms of timing, pricing and quality), we maintain an excess supply of feedstock and resell the surplus on the spot market. During 2017, we recorded resale operations of R$135.2 million.

Competition

Our chemical customers, which are mostly second generation petrochemical producers with plants located in the Brazilian petrochemical complexes, would have difficulty obtaining their feedstocks from other sources at lower prices due to the high cost of transportation of these products, as well as other logistical difficulties. In addition, because Brazil produces sufficient quantities of olefins to meet domestic demand, imports of these products are generally sporadic and usually related to scheduled plant maintenance shutdowns or to meet unsatisfied domestic demand.

During the past several years, as the relative cost of naphtha and gas as feedstock for petrochemical crackers has diverged, many crackers using gas as a feedstock have become low-cost producers in the global markets and have seen their margins improve as compared to naphtha crackers. . However, as gas crackers are able to produce fewer of the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, and in smaller quantities, the prices of these products in the international markets have increased. As a result of the increased prices available for these co-products and byproducts, our net sales revenue from export sales of these products increased. Competition in the international markets for these products is primarily based on the price of delivered products and competition has increased since mid-2008 as the balance between supply and demand was disrupted due to the impact of the global economic downturn on consumers of these products. In the international markets for our Chemical products, we compete with a large number of producers, some of which are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Polyolefins Unit

As of December 31, 2017, our polyolefins production facilities had the largest annual production capacity of all second generation producers of polyolefins products in Latin America. Our Polyolefins Unit generated net sales revenue of R$19,650.4 million during 2017.

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

•         engineering and infra-structure goods; and

•         household appliances.

The following table sets forth a breakdown of the sales volume of our Polyolefins Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2017	2016	2015
	(thousands of tons)
Domestic sales*:
Polyethylene (1)	1,796.94	1,705.46	1,705.87
Polypropylene	1,164.95	1,105.68	1,126.9
Other	-	-	-
Total domestic sales	2,961.88	2,811.14	2,832.8
Total export sales	1,357.75	1,498.55	1,307.1
Total Polyolefins Unit sales	4,429.87	4,401.63	4,139.9

____________________________

(1)     Includes EVA, UHMWPE and Green PE.

 (*) Unaudited.

We provide technical assistance to our customers to meet their specific needs by adapting and modifying our polyethylene and polypropylene products. In particular, we develop customized value-added polypropylene grades for use by our customers in their specialized applications. We believe that the variety of technological processes at our polyolefins plants provides us with a competitive advantage in meeting our customers’ needs.

Production Facilities of Our Polyolefins Unit

As of December 31, 2017, our Polyolefins Unit owned 14 production facilities. Our Polyolefins Unit operates five plants located in the Southern Complex, three plants located in the Northeastern Complex, four plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth for each of our primary polyolefins products, our annual production capacity as of December 31, 2017 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2017	2016	2015
	(in tons)	(in tons)
Polyethylene:
LDPE/EVA(1)	795,000	682,030	720,240	645,072
HDPE/LLDPE/UHMWPE(2)	2,260,000	2,066,004	1,988,228	2,003,747
Polypropylene(3)	1,850,000	1,711,741	1,592,474	1,510,363

____________________________

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

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for 86.6% of our Polyolefins Unit’s total variable cost of production during 2017. During 2017, our Polyolefins Unit purchased all of its ethylene requirements and approximately 60% of its propylene requirements from our Chemicals Unit.

Propylene Contracts with Petrobras and its Subsidiaries

We hold multiple propylene contracts with Petrobras refineries, which in 2017 were responsible for the supply of 40% of our propylene demand to produce polypropylene. These supply contracts have initial terms expiring at various dates between May 2021 and April 2028, and are priced based on international references to assure competitiveness of feedstock. In 2016, Braskem entered into an agreement with Petrobras for a 5-year propylene supply contract with Refap S.A., a subsidiary of Petrobras. This supply contract is also priced based on international references.

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

Ethanol Supply Contracts

We hold multiple ethanol contracts with major producers of ethanol to supply our new facility that produces ethylene using sugar cane ethanol.  These supply contracts have initial terms expiring at various dates between April 2019 and July 2019. Under these contracts, we are or will be required to purchase an annual supply of ethanol sufficient to meet approximately 90% of the capacity of this ethylene plant. The price  we pay under these contracts is or will be determined by reference to the monthly price of combustible hydrated alcohol as published by the Center for Advanced Studies in Applied Economics of the Superior School of Agriculture (Centro de Estudos Avançados em Economia Aplicada da Escola Superior de Agricultura– CEPEA/ESALQ).

We also purchase ethanol on the spot market from time to time to supplement the supplies that we obtain under these contracts. The price that we pay for ethanol under most of these contracts is determined by reference to market indexes.

Other Materials and Utilities

Our Polyolefins Unit uses butene and n-hexane as raw materials in the production of HDPE and LLDPE. Butene is supplied by our Chemicals Unit, and we import n-hexane from suppliers located in South Africa and U.S. Gulf Coast.

Our Unipol polyethylene plants in the Northeastern Complex and Rio de Janeiro Complex use catalysts supplied by Univation Technologies. Our HDPE plant in the São Paulo Complex uses catalysts supplied by W.R. Grace & Co. The catalysts for our swing line LLDPE/HDPE plants are purchased from Basell Polyolefins Company N.V., or Basell. We produce our own catalysts for our HDPE slurry plants in the Southern and Northeastern Complexes, and we purchase the inputs that we need to produce these catalysts from various suppliers at market prices. Our polypropylene plants use catalysts primarily supplied by Basell, while we import certain catalysts from suppliers in the United States and Europe.

In general, we believe that there are sufficient alternative sources available at reasonable prices for each of these other inputs used in our polyolefins production process such that the loss of any single supplier would not have a material adverse effect on our operations.

Sales and Marketing of Our Polyolefins Unit

Our Polyolefins Unit sells polyethylene and polypropylene products to more than 1,500 customers worldwide. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Polyolefins Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

The following table sets forth our net sales revenue derived from domestic and export sales by our Polyolefins Unit for the years indicated:

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of reais)

Net sales revenue:
Domestic sales	R$13,856.4	R$13,903.1	R$14,032.1
Export sales:
South America (excluding Brazil)	3,289.8	3,286.5	2,806.5
Europe	607.7	1,750.3	1,675.4
North America	683.8	82.4	866.5
Asia	269.1	879.7	446.9
Other	943.6	405.4	158.6
Total export sales	5,794.0	6,404.3	5,953.9
	R$19,650.4	R$20,307.4	R$19,986.2

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

We have established a strategic position in the polyolefins business in South America, North America and Europe through regular direct sales, local distributors and agents who understand their respective markets. Our strategy to increase our presence in these foreign markets is intended, among other things, to reduce our exposure to the cyclicality of the international spot market for polyolefins through the development of long-term relationships with customers in neighboring countries. Our local presence in the United States and Europe allows us to further enhance our position in those markets and sell our Polyolefins Unit products through our USA and Europe Unit.

The main focus of our Polyolefins Unit is to maintain our leading position in the Brazil and South America reinforcing our commitment to the plastic industry chain in the region, maintaining our position as a leader in polyolefins through a continued local presence and regular product supply.

Prices and Sales Terms

We determine the domestic prices for polyethylene by reference to North American export prices and our domestic prices for polypropylene with Asian and Latin America spot prices references. Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within three to 60 days following delivery. We charge interest based on prevailing market rates to our Brazilian customers that elect to pay on credit.

In addition, besides our strategic sales to South America, Europe, Mexico and the United States, our Polyolefins Unit generally conducts export sales to buyers in Asia and Africa through the international spot market. Our customer base in these markets consists primarily of trading houses and distributors. Pricing is based on international spot market prices.

Competition

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers worldwide. In 2017, Brazilian polyethylene and polypropylene imports increased by 4.8% and represented 27% of Brazilian polyolefin consumption.

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

We are the only green polyethylene producer in the world, made by sugar cane that is 100% verified by ASTM D6866.

USA and Europe Unit

Our USA and Europe Unit includes:

•         the operations of Braskem America, which consist of five polypropylene plants in the United States and one Ultra High Molecular Weight Polyethylene - UTEC® plant; and

•         the operations of two polypropylene plants in Germany.

As of December 31, 2017, our USA and Europe Unit’s facilities had the largest annual polypropylene production capacity in the United States. Our USA and Europe Unit generated net sales revenue of R$9,854.5 million during 2017.

In June 2014, we announced the construction of an UHMWPE production line in our La Porte, Texas site, which began producing UTEC® in the first quarter of 2017. We believe that the production of specialized UHMWPE at this new line complements our existing portfolio of products and will enable us to access new markets and to develop close relationships with new and existing clients.

Products of Our USA and Europe Unit

Our USA and Europe Unit produces polypropylene. The sales volume of polypropylene by this unit was approximately 2,116.529 tons in 2017, 2,008,473 tons in 2016 and 1,973,274 tons in 2015. For a description of the uses of our polypropylene products, see “—Polyolefins Unit.”

Production Facilities of our USA and Europe Unit

The table below sets forth the annual production capacity as of December 31, 2017 of the USA and Europe Unit’s polypropylene plants in the United States and Germany and the annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2017	2016	2015
	(in tons)

United States	1,570,400	1,521,894	1,413,607	1,434,671
Germany	625,000	591,417	593,569	532,357

Raw Materials of Our USA and Europe Unit

Propylene

The most significant direct cost associated with the production of polypropylene by our USA and Europe Unit is the cost of purchasing propylene.

We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2017, we had long-term supply agreements with multiple suppliers. The pricing formulas for propylene under these supply agreements are generally based on market prices. A portion of the propylene supplied to our gulf coast plants is provided by a limited partnership that we formed with a leading basic petrochemicals producer, under which we acquire propylene produced by an ethylene facility of that producer in Texas. Under the terms of the partnership agreement, the partnership has agreed to provide us with sufficient propylene to produce up to approximately 25% of our U.S. Gulf Coast plants’ current annual production capacity into early 2018, at prices calculated based on a cost-based formula that includes a fixed discount that declines until 2018.

As a result of rising natural gas production and related production of natural gas liquids, several companies have announced plans to build propane dehydrogenation, or PDH plants, which would produce on-purpose propylene. We have secured a long-term propylene agreement of approximately 15 years with one such company, Enterprise Products, which is currently building a PDH plant in Texas with an annual capacity of 750,000 tons. We expect this agreement with an established producer to provide us with a competitive, long-term supply of propylene, using shale gas and other nontraditional sources as its feedstock. This plant has commenced operations by the end of 2017. Under this arrangement, the pricing of these contracts will be based on market prices for propane and other market costs.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide for the supply of approximately 90% of the propylene requirements of these plants. We have two main supply agreements. One of these supply agreements will expire in September 2021, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties, and the other supply agreement expires in December 2021. The pricing formula for propylene under these supply agreements is based on market prices. We purchase the propylene used in our Europe plants based on monthly contract price for propylene for Europe (as reported by ICIS-LOR).

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

The following table sets forth our net sales revenue derived from sales of our USA and Europe Unit for the years indicated:

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of reais)
Net sales revenue:
USA and Europe	R$9,854.5	R$8,896.1	R$8,239.9

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

The remainder of the polypropylene production of the USA and Europe Unit is sold through (1) our direct sales force that seeks to establish supply relationships with customers, (2) a select number of distributors authorized to represent the Braskem brand in the U.S. and European markets, (3) resellers that trade these products under private labels in the North American and European markets, and (4) traders that resell these products in the export markets.

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

Mexico Unit

Braskem and Idesa, one of Mexico’s leading petrochemical groups, formed Braskem Idesa S.A.P.I. in April 2010, with Braskem holding 75% of the total share capital and Idesa holding the remaining 25%, to develop, construct and operate the Mexico Complex, located in the Mexican state of Veracruz. During April 2016, Braskem Idesa commenced commercial operations of the Mexico Complex. As a result of the commencement of operations of the Mexico Complex, we commenced recording the results of our Mexico business unit as a separate segment in our financial statements as of dates and for periods ended after January 1, 2017.

Products of Our Mexico Unit

Our Mexico business unit produces ethylene, HDPE and LDPE at our Mexico Complex. We use all of the ethylene produced by our Mexico Complex as raw material for the production of polyethylene by this complex. The sales volume of polyethylene by this unit was approximately 969.330 tons in 2017. As with our Polyolefins Unit, our Mexico Complex manufactures a broad range of polyethylene grades for use in consumer and industrial applications, including plastic films for food and industrial packaging, bottles, shopping bags and other consumer goods containers, automotive parts, and household appliances.

Technologies selected for the Mexico Unit are proven and considered stated of the art with excellent track records in the petrochemical market and provide a competitive advantage in serving our customers to meet their specific needs by adapting and modifying our polyethylene products.

Production Facilities of Our Mexico Unit

Our Mexico Unit operates four plants located in the Mexico Complex, consisting of:

•         an ethylene cracker, with an annual production capacity of 1,050,000 tons of ethylene, which commenced operations in March 2016;

•         two high density polyethylene plants, with a combined annual production capacity of 750,000 tons, which commenced operations in April 2016; and

•         a low density polyethylene plant, with an annual production capacity of 300,000 tons, which commenced operations in June 2016.

	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2017	2016	2015
	(in tons)

Mexico (Polyethylene)	1,050,000	923,540	443,180	0

Raw Materials of Our Mexico Unit

Ethane

Ethane is the principal raw material that we use to produce ethylene in the Mexico Complex and represent the principal production and operating cost of the Mexico Complex. The price of ethane that we purchase varies based on changes in the U.S. dollar-based US reference price of these feedstocks.

Ethylene

All of the ethylene produced by our Mexico Complex is used by the polyethylene plants in our Mexico Complex.

Other Materials and Utilities

Our Mexico Unit uses hexene as raw materials in the production of HDPE. We import hexene for the Mexico Complex from suppliers located in the United States.

Our Mexico Unit uses catalysts supplied by Ineos Europe Limited.

Supply Contracts of the Mexico Unit

Ethane

Braskem Idesa is party to an ethane supply agreement with Pemex TRI, a subsidiary of Pemex, dated February 19, 2010, pursuant to which Pemex TRI is obligated to provide, and Braskem Idesa to purchase, 66,000 barrels per day of ethane to the Mexico Complex for a period of 20 years at prices based on the highest reference between Mont Belvieu purity ethane or Henry Hub reference U.S. dollar-based international reference price of these feedstocks. Under this agreement, any daily amount rejected by Braskem Idesa must be purchased in installments in subsequent deliveries until the deficit has been resolved. This contract commenced in June 2015 will expire in 2035 and is renewable for three five-year periods, with prior notice at least two years prior to the expiration of the agreement that it intends to renew this agreement. Pemex TRI may terminate the contract in the event of: (1) a failure by Braskem Idesa to pay that continues for more than 180 days after notice, or (2) an emergency stoppage in operations or force majeure event that continues for more than 48 months.

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

Domestic Mexican Sales

In the first full year operation of our Mexico Complex since its start-up, we have been focused on the domestic market and obtaining the customer approval of our products. Another priority is to develop long-term relationships with our customers and, given the cyclical nature of the markets for our polyethylene products, we believe that we can strengthen customer loyalty during periods of reduced demand for polyethylene by providing a reliable source of supply to these customers during periods of high demand. We work closely with our customers to determine their needs, to provide technical assistance and to coordinate the production and delivery of our products.

Considering our Mexico Complex’s logistical infrastructure and logistics centers in different regions, we are able to project customer demand by region. Thus, we can anticipate and plan our production and logistics in order to make the products available on time and at the points of shipment. As our product portfolio can adjust to the nature of the demand of the Mexican market, we have greater flexibility to adapt and better serve the market.

In addition to direct sales of polyethylene to our customers, our Mexico Unit sells products in Mexico through independent distributors. Our Mexico Unit is served by distributors through which we distribute our products pursuant to formal agreements and spot market transactions.

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

Export Sales

The main focus of our Mexico Unit is to maintain our leading position in the Mexican market while continuing to export in order to manage the relationship between our production capacity and domestic demand for our products. We believe that our continued presence in export markets is essential to help manage any overcapacity in the Mexican market. The excess volume is exported to several regions such as North America, Asia and Europe, using our existing sales force and complementing our portfolio in those regions, together with products exported from Brazil. In order to use the already established Braskem sales channels in the United States and Europe, the strategy of exports of the Mexico unit production, for these regions, is to develop and retain customers, in order to seek a greater added value in exports, especially considering the competitive logistics for serving the United States. This new polyethylene complex reinforces our position with polyethylene customers worldwide, which enhances our position in North America.

Prices and Sales Terms

We determine the Mexican domestic prices for polyethylene by reference to North American export prices. Our customers in Mexico may pay in full on delivery or elect credit terms that require payment in full within up to 60 days following delivery.

Our Mexico Unit’s export sales consist of volumes to Asia, Europe and the United States through traders and distributors. Pricing is based on international spot market prices. We make all sales in these markets with letters of credit.  As discussed under “—Export Sales” above, since the beginning of 2017, the Mexico Unit has been focused on export sales directly to customers in the United States and Europe, so the netback price of exports has been increasing.

Competition

We have the largest annual production capacity of polyethylene in Mexico. We compete in Mexico with a subsidiary of Pemex and with importers of polyethylene, primarily producers located in the United States and South America. We compete for export sales of our polyethylene products with producers from other countries in Latin America , the United States, Asia and Europe. Our export business is a commodities business and we compete with a variety of resin producers, some of which have greater financial, research and development, production and other resources than our company. Our competitive position in the export markets that we serve is primarily based on raw material costs, selling prices, product quality and customer service and support.

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2017. As of December 31, 2017, our PVC production facilities had the second largest annual production capacity in Latin America. Our Vinyls Unit generated net sales revenue of R$3,066.9 million in 2017, or 5.0% of our net sales revenue of all reportable segments.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine, ethylene and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum, paper and chlorine.

In 2017, we had an approximate 53.1% share of the Brazilian PVC market, based on sales volumes of our Vinyls Unit.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume of our Vinyls Unit by product line for the years indicated.

	For the Year Ended December 31,
	2017*	2016*	2015*
	(thousands of tons)
PVC	525.7	528.3	529.5
Caustic soda	407.6	442.5	435.7
Other(1)	103.7	112.1	114.5
Total domestic sales	1,037.0	1,083.0	1,079.7
Total export sales	89.5	122.7	65.4
Total Vinyls Unit sales	1,126.5	1,205.7	1,145.1

____________________________

(1)     Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

(*) Unaudited.

Production Facilities of Our Vinyls Unit

We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and three others are located in the State of Alagoas.

The table below sets forth for each of our primary vinyls products, our annual production capacity as of December 31, 2017 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2017	2016	2015
	(in tons)
PVC	710.0	611.2	594.0	542.3
Caustic Soda	539.0	423.6	453.2	436.2

Raw Materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC is the cost of ethylene, which accounted for 47.5% of our Vinyls Unit’s total cost of sales in 2017. Our Chemicals Unit supplies all of the ethylene required by our Vinyls Unit.

Electricity

Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 17.0% of our Vinyls Unit’s total cost of sales in 2017. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements (see “Chemicals Unit—Supply Contracts and Pricing of the Chemicals Unit—Electricity”).

Salt

We used approximately 1,336,000 tons of salt during 2017.  Salt accounted for 0.7% of our Vinyls Unit’s total cost of sales in 2017. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 35 to 45 years. We enjoy significant cost advantages when compared to certain of our competitors due to the low extraction costs of rock salt (particularly compared to sea salt), and low transportation costs due to the proximity of the salt mine to our production facility.

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

We make most of our sales of PVC and caustic soda directly to Brazilian customers without the use of third-party distributors. However, our Vinyls Unit maintains contractual relationships through five distribution centers that provide logistical support, located in Paulínia and Barueri, both in the State of São Paulo, Joinville in the State of Santa Catarina, Extrema in the State of Minas Gerais and Araucaria in the State of Paraná. In addition, we operate twelve warehouse facilities for PVC, on a non-exclusive basis, and six terminal tank facilities for caustic soda strategically located along the Brazilian coast to enable us to deliver our products to our customers on a “just-in-time” basis. Our Vinyls Unit develops its business through close collaboration with its customers, working together to improve existing products as well as to develop new applications for PVC. Our marketing and technical assistance groups also advise customers and potential customers that are considering the installation of manufacturing equipment for PVC end products.

In addition, our Vinyls Unit supplies the Brazilian market with emulsion PVC and other copolymers with higher value by imports from Colombia under a long-term contract with Mexichem. Our primary customers operate in the laminated, shoe and automobile sectors. These products represented 3% of our consolidated sales volume in 2017.

Prices and Sales Terms

We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC, which generally reflect the Northeast Asian spot market price. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on North American spot market prices. Approximately 64% of our caustic soda sales in 2017 were made pursuant to agreements that are generally for one- to three-year terms and may include minimum and maximum prices.

Competition

PVC

Unipar Carbocloro (formerly Solvay), or Unipar, and Braskem are the only two producers of PVC in Brazil. Unipar’s total Brazilian installed annual production capacity is 300,000 tons, compared to our annual production capacity of 710,000 tons. Unipar’s Brazilian production facilities are located in São Paulo, which is closer to the primary PVC market in Brazil than our facilities. However, we believe that our vertically integrated production capabilities, our modern PVC suspension plants, our strong relationship with our customers and our technical assistance programs enable us to make up for any competitive disadvantage due to distance and compete effectively with Unipar.

Braskem also competes with Unipar’s Argentina production facilities and other importers of PVC. Unipar has a PVC plant in Argentina in addition to its plants in Brazil. Imports accounted for approximately 22.6% of Brazilian PVC consumption in 2017. Domestically produced PVC is currently competitively priced with imported PVC, considering that our price is based on international market.

In addition, Braskem competes with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastic resins, principally polyethylene and polypropylene, are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

The four largest Brazilian producers of caustic soda, including Braskem, accounted for 94.7% of Brazilian production in 2017. Our company and another international petrochemical company operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for 42.2% of Brazil’s total caustic soda consumption in 2017.

Our principal competitors in the caustic soda market elsewhere in South America are other international petrochemical companies operating in Brazil and producers located on the U.S. Gulf Coast.

Technology, Research and Development

Technology Licenses

Our Chemicals Unit uses various engineering process technologies under non-exclusive arrangements from a variety of sources for specific production processes. We have several non-exclusive agreements with a number of leading petrochemical technology licensors and companies, to use certain process technology and catalysts for our various Polyolefin units in all the regions where we have production plants. Some of the license agreements used by our Polyolefin Unit allow us to use the licensed technology in both existing and future plants. We have several non-exclusive agreements with leading petrochemical companies to use technology for our Vinyl Unit. If any of the arrangements or licenses under which we use third-party technology were terminated or are no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources.

Our Mexico Unit has improvements and technical service agreements with its licensors for technology updates and to support the Mexico Unit’s operations. Until 2026, we will pay royalties corresponding to the license fee value for HDPE units, while we paid a one-time license fee for our LDPE units.

We do not pay any continuing royalties under any of the arrangements or licenses used by our Chemicals Unit or our Vinyl Unit. Most of the license agreements used by our Polyolefins Unit or our USA and Europe Unit do not require us to pay any continuing royalties. Under the license agreements that require continuing royalty payments, we pay royalties on a quarterly basis based on the volume of the products produced using the licensed technology.

Research and Development

Our ability to compete in the markets that we serve depends on our ability to integrate new technologies developed by our company and third parties in order to lower our costs and offer new products. In addition, our relationships with our customers are enhanced by our ability to develop new products and customize existing products to meet their needs.

We develop technology at our research and/or development centers: (1) Innovation and Technology Center in Triunfo, Rio Grande do Sul, Brazil; (2) Innovation and Technology Center in Pittsburgh, Pennsylvania, United States; (3) Renewable Chemicals Research Center in Campinas, São Paulo, Brazil; (4) Process Technology Development Center in Mauá, São Paulo, Brazil; (5) European Technical Center in Wesseling, North Rhein Westphalia, Germany; and (6) Mexican Technical Center in Nanchital, Vera Cruz, Mexico, where we develop new processes, products and applications for many market segments and which, as of December 31, 2017, collectively had 296 employees. Through these centers, we coordinate and conduct our research and development programs, which include the operation of (1) pilot plants, (2) catalysis, polymerization and polymer sciences laboratories, and (3) process engineering and research for renewable sources.

Braskem continues its efforts to develop solutions for products from renewable raw materials through internal projects and collaborations and partnerships with various third parties.

In November 2017, Braskem and Danish-based Haldor Topsoe, a world leader in catalysts and surface science, have signed a technological cooperation agreement to develop a pioneering route to produce monoethylene glycol (MEG) from sugar. With the agreement, Braskem seeks to expand its portfolio of renewable products to offer new solutions that complement its bio-based polyethylene marketed with the I'm greenTM seal.

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

Chemicals Plants

Regular chemicals plant maintenance requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 to 45 days to complete. We occasionally undertake brief shutdowns of the chemical operations at our basic petrochemical plants that do not materially affect our production output, primarily for maintenance purposes, catalyst regeneration and equipment cleaning. In addition, because we have two independent olefins units and two independent aromatics units at the Northeastern Complex and two independent olefins units at the Southern Complex, we may continue production of chemicals at these complexes without interruption, even while we perform certain maintenance services.

The next scheduled general maintenance shutdown of:

•         the Southern Complex’s olefins 2 and aromatics 2 units occurred in 2018;

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

Plants of Our Polyolefins, Vinyls and USA and Europe Units

We have a regular maintenance program for each of our polyolefins plants. Production at each of our polyolefins plants generally is shut down for seven to 20 days every two to three years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefins plants with those of our basic petrochemicals plants. While our chemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our chemicals plants. Similarly, plants of our USA and Europe Unit attempt to coordinate their maintenance cycles with the routines of their largest suppliers.

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

Our consolidated annual expenditures on environmental control were R$330.1 million in 2017, R$427.1 million in 2016 and, R$311.9 million in 2015 which included investments, waste and wastewater treatment, emissions management, environment licenses, environmental liabilities and other environmental expenditures.

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

Each State in which we operate has its own environmental standards and state authorities in each state have issued operating permits that must be renewed periodically. Additionally, all projects for the installation and operation of industrial facilities in the Northeastern Complex, Southern Complex, São Paulo Complex and Rio de Janeiro Complex are subject to approval by various environmental protection agencies, which must approve installed projects prior to their commencement of operations and must renew such approval periodically thereafter. State authorities have issued operating permits for all of our plants, as follows: the Northeastern Complex (State of Bahia); Southern Complex (State of Rio Grande do Sul), São Paulo Complex and Cubatão, Santo André, Mauá and Paulínia plants (State of São Paulo), Rio de Janeiro Complex (State of Rio de Janeiro) and our Alagoas plants (State of Alagoas). We are in possession of all necessary permits, and we have a management system in place assuring that the permits which will expire are submitted for renovation in a timely manner.

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

In our Bahia facilities, all wastewater is transported to our wastewater treatment facility. Solid waste is incinerated in cement kilns or incinerators and the remaining waste is disposed of in landfills.

Additionally, we have a series of recycling programs that include recycling of solid waste and wastewater. We recycle or reuse 26.2% of the solid waste generated by our facilities and 22.9% of the water used in our production processes.

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

The Clean Air Act, which was last amended in 1990, requires the United States Environmental Protection Agency, or the EPA, to set National Ambient Air Quality Standards, or the NAAQS, for pollutants considered harmful to public health and the environment. The Clean Air Act requires periodic review of the science upon which the standards are based and the standards themselves. NAAQS for ozone and fine particulate matter (referred to as PM2.5), promulgated by the EPA have resulted in identification of nonattainment areas throughout the country, including certain areas within Texas, Pennsylvania and West Virginia, where Braskem America operates facilities. As a result of these nonattainment designations by the EPA, state or local air pollution control agencies are required to apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds), and fine particles (including PM2.5 precursors), in order to demonstrate attainment with the applicable NAAQS. Such requirements may include imposition of offset requirements, and could result in enhanced emission control standards. In addition, on August 24, 2016, the EPA finalized requirements for state and local agencies charged with the current PM2.5 NAAQS. These requirements could in turn translate into additional state-specific requirements to further reduce allowable emission rates for PM2.5 or its precursor pollutants. In October 2016, the EPA lowered the primary and secondary NAAQS for ozone from 0.075 ppm to 0.070 ppm. Such state-specific requirements would become applicable, if at all, following a multi-year process. Regulations implementing this change will likely not be promulgated for several years.

In addition to permitting and/or control requirements that may result from the implementation of the NAAQS at the state or local level, the EPA may promulgate new or revised federal New Source Performance Standards or National Emission Standards for Hazardous Air Pollutants that would apply directly to certain facility operations and may require the installation or upgrade of control equipment in order to satisfy applicable emission limits and/or operating standards under these regulatory programs. The EPA's currently-proposed regulations in this area would not specifically apply to Braskem America's operations.

Additionally, there are various legislative and regulatory measures to address greenhouse gas emissions which are in various stages of review, discussion or implementation by Congress and the EPA. In October 2015, the EPA finalized new regulations (known as the Clean Power Plan) aimed at lowering greenhouse gas emissions from existing, new and reconstructed electric generating units. In February 2016, the Supreme Court stayed implementation of the Clean Power Plan pending judicial review. On October 16, 2017, the EPA proposed repealing the Clean Power Plan, but this proposal has not been finalized. While it is currently not possible to predict the final impact, if any, that these regulations may have on Braskem America or the U.S. petrochemical industry in general, they could result in increased utility costs to operate our facilities in the United States. In addition, future regulations limiting greenhouse gas emissions of carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America's business and also may reduce demand for its products. The EPA's currently-proposed regulations in this area would not specifically apply to Braskem America's operations.

Compliance with Environmental Laws in Mexico

Braskem IDESA in Mexico is subject to federal, state and local laws and regulations that govern the discharge of effluents and emissions to the environment; the generation, storage, handling, management, transportation and disposal of hazardous waste, industrial waste and other types of waste; the use, storage and handling of various types of products and materials; and the protection of human health, safety and the environment.  Specific permits may be required for certain types of operations.

Ethylene and Aromatic Hydrocarbons Mixture production require permission of the Federal Commission for Sanitary Risks (COFEPRIS) related to risk management and public health, The Mexican legislation regulates the emission of particles, ozone, fixed sources and everything related to GHGs, There are regulations on water, effluent treatments and specific conditions for discharge of the effluent. Mexico operations comply with all federal, state and local environmental laws and regulations.

In Mexico, the Federal Attorney´s Office for Federal Environmental Protection (PROFEPA) regulates and verifies compliance with the Mexican Regulation and Permits through audits.

A voluntary agreement has been signed with the Ministry of Labor and Social Security (STPS), which regulates the work environment and public health in conjunction with the COFEPRIS and the Secretary of Health (SS).
Failure to comply with Mexican regulations may lead to economic and administrative penalties, including Operations shutdown in certain cases.

Compliance with Environmental Laws in Germany and the European Union

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

Furthermore, our Wesseling, Germany facility is subject to existing European GHG regulations and a cap and trade program relating to emissions. We have purchased sufficient carbon dioxide emissions permits for its operations until 2018/2019, provided it operates under normal business conditions. We will purchase any additional permits that may be required on the emission trade market. We are not aware of any new environmental regulations that would affect our European operations. Accordingly, we cannot estimate the potential financial impact of any future European Union or German environmental regulations.

Sustainability

In April 2018, our board of directors approved our policy on global sustainable development.  Its objective is to encourage economic growth, environmental preservation and social justice by developing sustainable solutions related to chemical and plastic production. In connection with these goals, we have developed a three-pronged approach: (1) seek and develop sustainable sources and operations, (2) develop and deliver a portfolio of sustainable products and services, and (3) work with our clients to offer sustainable solutions that benefit society as a whole.

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

The following table sets forth our properties as of December 31, 2017 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares)(1)

Chemicals	Triunfo	152.8
Chemicals	Santo André	74.1
Chemicals	Camaçari	65.5
Chemicals	Duque de Caxias	53.0
Chemicals	Mexico	23.6
Polypropylene	Paulínia	39.7
Polyethylene	Triunfo	30.5
Polyethylene	Camaçari	24.5
Polyethylene	Cubatão	17.6
Polyethylene	Santo André	15.8
Polyethylene	Duque de Caxias	15.0
Polyethylene	Mexico	14.9
Polypropylene	La Porte, Texas	87.0
Polypropylene	Neal, West Virginia	27.1
Polypropylene	Mauá	15.8
Polypropylene	Duque de Caxias	15.0
Polypropylene	Camaçari	13.2
Polypropylene	Triunfo	10.0
Polypropylene	Marcus Hook, Pennsylvania	6.9
Polypropylene	Freeport, Texas	8.9
Polypropylene	Seadrift, Texas	2.5
Polypropylene	Schkopau, Germany	3.7
Polypropylene	Wesseling, Germany	26.0
Caustic soda/chlorine	Maceió	15.0
PVC/caustic soda/chlorine	Camaçari	12.6
PVC	Marechal Deodoro	186.7
Distribution Center	Vila Prudente/Capuava	3.2

(1)   One hectare equals 10,000 square meters.

We believe that all of our production facilities are in good operating condition. As of December 31, 2017, the consolidated net book value of our property, plant and equipment was R$29,761.6 million.

The following properties are mortgaged or pledged to secure certain of our financial transactions: (1) our chemicals plant and our polyethylene plant located in the Southern Complex; (2) our chlor-alkali plant and PVC plant located in the Northeastern Complex; (3) our chemicals plant and our polyethylene plant located in São Paulo Complex; (4) our chlor-alkali plant and PVC plant located in the State of Alagoas; (5) our chemicals plant, our polyethylene plant and our polypropylene plant located in the Rio de Janeiro Complex; and (6) our chemical plant and our polyethylene plants located in Mexico.

Insurance

In addition to the policies described below for our Brazilian and international operations, we maintain other insurance policies for specific risks, including general and product liability, directors and officers liability coverage, workers’ compensation, marine cargo and charterer’s liability insurance, among others.

 We believe that our insurance coverage is reasonable in amount and consistent with industry standards applicable to chemical companies operating globally.

Operations in Brazil, Mexico, the United States and Germany

We carry insurance for all our plants against material damage and consequent business interruption through comprehensive “all risk” insurance policies.

The “all risks” insurance program for our plants provides for a total replacement value of US$29.5 billion for property damage. This insurance program is underwritten through separate policies in Brazil, Mexico, the United States and Germany by large insurance companies. These policies are in place until April 2020.

Set forth is a table with additional information related to our all risk insurance policies.

Policy / Region US$ bn	Value at risk - Property Damage	Combined Property Damage and Business Interruption Limit	Comments
Brazil	21.7	3.4	Limit increased from US$2 bn to US$3.375 bn.
Mexico(1)	4.4	2.9	Natural Hazard Limit increased from US$1.5 bn to US$2.9bn.
USA and Germany	1.8	0.5	Limit increased from US$250 million to US$500 million; Limit for flood, wind and named storm of US$300 million in the aggregate and US$200 million per event.

 (1) Includes coverage for acts of terrorism.

Our policies provide coverage for losses that arise from accidents caused by or resulting from fire, explosion and machinery breakdown, among others, and consequential business interruption, with maximum indemnity periods ranging from 12 to 33 months, depending on the plant and/or coverage.

As part of our program, we also have third-party liability insurances for our operations, which cover losses for damages to third parties caused by our operations and products, and include sudden environmental damage caused by pollution. In the USA, Germany and Mexico, Braskem has additional coverage for environmental liabilities and remediation activities such as clean-up costs. These policies have limits of US$50 million for Mexico and US$25 million for USA and Germany (coverage included in the General + Umbrella Liability policies).

New projects can be covered for Construction/Erection All Risks under the existing Property policies or through a standalone project-specific policy.

Compliance

We have adopted a Global Anti-corruption Policy, Global Compliance System Policy, Code of Conduct, and several internal normative documentation designed to guide our management, employees and counterparties and reinforce our principles and rules for ethical behavior and integrity conduct. We maintain an Ethics Line managed by a third party available for employees and non-employees. Every whistleblower complaint is investigated by Compliance team and submitted for evaluation by our Ethics Committee and/or Compliance Committee.

Following our discovery of vulnerabilities in our internal controls in connection with the Investigation, we have designed and implemented remediation efforts to improve and evolve our Global Governance and Compliance system, including a series of efforts designed to ensure that every vulnerability that permitted the occurrence of the material weaknesses in our internal control over financial reporting described in “Item 15. Controls and Procedures” is mitigated. As part of the Compliance Program, we have taken several actions to improve and strengthen the internal controls environment. Furthermore, we implemented a new set of controls in 2017 that improved the processes in connection with manual journal entries, monitoring of payments of commissions and ledger accounts. We have also taken actions to implement controls within the process of posting entries in the inventory and trade payable balance accounts for naphtha imports processed by Braskem Netherlands. Finnaly, we have improved the internal controls of monitoring of debits obligations in Braskem Idesa. We believe that these steps, taken together, provide additional supervision, approval and review of accounting transactions and enable us to better prevent and detect potential issues in our internal controls. For more information, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management” and “Item 15. Controls and Procedures.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2017 and 2016 and for the three years ended December 31, 2017, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in "Cautionary Statement with Respect to Forward-Looking Statements" and "Item 3. Key Information-Risk Factors."

Overview

Our results of operations for the years ended December 31, 2017, 2016 and 2015 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•

Brazil’s GDP, which expanded 1.0% in 2017, as compared to a contraction of 3.6% in 2016 and a contraction of 3.8% in 2015, which affects the demand for our products and, consequently, our domestic sales volume;

•	the U.S. GDP, which expanded 2.5% in 2017 as compared to a growth of 1.6% in 2016 and 2.6% in 2015,which affects the demand for our products and, consequently, our domestic sales volume;
•	Europe’s GDP, which expanded 2.5% in 2017 as compared to a growth of 1.7% in 2016, and 2.0% in 2015, which affects the demand for our products and, consequently, our domestic sales volume;
•	Mexico’s GDP, which expanded 2.0% in 2017, as compared to 2.9% in 2016 and 2.5% in 2015, which affects the demand for our products and, consequently, our domestic sales volume;
•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;
•

the international market price of naphtha, our principal raw material, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which has experienced volatility during the three years ended December 31, 2017, fluctuating in a range between US$400 and US$571 per ton during 2017, US$293 and US$462 per ton during 2016 and US$387 and US$551 per ton during 2015;

•

the average domestic prices of our principal products expressed in U.S. dollars, which fluctuate to a significant extent based on international prices for these products and which also have a high correlation to our raw material costs;

•

our crackers’ capacity utilization rates, which increased in 2017 as result of the improvements in processes and the investments made over recent years, as well as our capacity to export any surplus not absorbed by Brazil’s domestic market;

•	government industrial policy;
•	sales outside Brazil, which remained stable at R$23.3 billion in 2017, from R$23.1 billion in 2016 and R$23.2 billion in 2015;
•

changes in the real/U.S. dollar exchange rate, including the appreciation of the real against the U.S. dollar by 8.3% in 2017, as compared to appreciation of 16.5% in 2016 and depreciation of 47.0% in 2015.

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the LIBOR rate, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;

•

the inflation rate in Brazil, which was negative 0.42% in 2017, 7.2% in 2016 and 10.7% in 2015, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015 in accordance with IFRS.

Our consolidated financial statements have been prepared in accordance with IFRS 10 (Consolidated Financial Statements).

Operating Segments and Presentation of Segment Financial Data

We believe that our organizational structure as of December 31, 2017 reflected our business activities and corresponded to our principal products and production processes. As of December 31, 2017, we had five production business units and reported our results by five corresponding segments to reflect this organizational structure:

•

Chemicals (formerly Basic Petrochemicals)—This segment includes (1) our production and sale of chemicals at the Northeastern Complex, the Southern Complex, ,the São Paulo Complex and the Rio de Janeiro Complex, and (2) our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

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

We have included a reconciliation of the results of operations of our segments, as they existed as of December 31, 2017, to our consolidated results of operations under “—Results of Operations” below.

Significant Accounting Policies

The presentation of our financial condition and results of operations in conformity with IFRS requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following significant accounting policies under IFRS:

•         Impairment of property, plant and equipment and non-financial assets. Our goodwill based on expected future profitability as of December 31, 2017 was R$2,058.9 million. The recoverable value of property, plant and equipment and other noncurrent assets including intangible assets (other than goodwill based on expected future profitability) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable value of goodwill based on expected future profitability is reviewed for impairment on an annual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (1) an asset’s fair value less costs to sell; and (2) its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows that can be cash-generating units or operating segments. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. Our impairment tests of goodwill consider the operations at (1) the Southern Complex in the Chemicals Unit, (2) the Polyolefins Unit and (3) the Vinyls Unit.

In October 2017, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

	Allocated goodwill	Cash flow	Book value (with goodwill and work capital(1)	Cash flow / Book value
	(in thousands of reais)
CGU and operating segments:
CGU – UNIB – South	926,854	11,970,190	2,912,030	4.1
Operating segment – Polyolefins	939,667	26,654,836	7,766,269	3.4
Operating segment – Vinyls	192,353	5,091,859	2,895,428	1.8

_________

(1) The carrying amount includes, in addition to goodwill, long-lived assets and working capital from each operating segment.

The assumptions adopted to determine the discounted cash flow are described in Note 3.4(b) of our audited financial statements. The WACC used was 12.33% p.a. and the inflation rate considered for perpetuity was 4.1%.

Given the potential impact on cash flows of the “discount rate” and “perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	+0.5% on discount rate	–0.5% on perpetuity
	(in thousands of reais)
CGU and operating segments:
CGU – UNIB – South	11,327,443	11,485,194
Operating segment – Polyolefins	25,042,032	25,405,611
Operating segment – Vinyls	4,808,622	4,877,875

The main assumptions used for projecting cash flows are related to the projection of macroeconomic indicators, international prices, global and local demand in the countries where Braskem has operational production plants.

Macroeconomic indicators are provided by a widely recognized consulting firm and include items such as: exchange, inflation and interest rates, among others.

Prices for key petrochemical products are obtained from projections made by an international consulting firm. However, final prices take into consideration meetings of specific internal committees and the knowledge of the Company’s experts in preparing the benchmarks for each market. In most cases, for the projected period, the internally projected prices were more conservative than those originally projected by the international consulting firm.

Similar to prices, global demand also is contracted from a specific consulting firm and, in the markets where the Company operates more directly, they consider additional variables for the composition of local demand.

In the Vinyls Unit, which main product is PVC, the projected cash flow exceeded the book value of assets by 76%.  The main variables impacting this business are related to fluctuations in the exchange rate, international spreads (especially those related to the prices of naphtha, PVC and Caustic Soda) and Brazilian demand. Effective deviations of these important variables from the Company’s projections could lead to cash flows being lower than the value of the assets.

We did not record any impairment charges in the years ended December 31, 2017, 2016 and 2015. As of December 31, 2017, we do not believe that any of our cash generating units were at risk of impairment.

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

Principal Factors Affecting Our Results of Operations

Growth of Brazil’s GDP and Domestic Demand for Our Products

Our sales in Brazil represented 53.1% of our net sales revenue in the year ended December 31, 2017. Thus, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	2017	2016	2015	2014	2013

Brazilian GDP	1.0%	(3.6)%	(3.8)%	0.1%	3.0%
Brazilian consumption of polyethylene	4.8%	(1.3)%	(3.2)%	0.6%	8.0%
Brazilian consumption of polypropylene	5.9%	1.1%	(8.3)%	(2.6)%	4.6%
Brazilian consumption of PVC	(1.9%)	(2.3)%	(16.0)%	(2.3)%	12.5%

Source: Brazilian government and Tendencias Consultoria.

Brazilian GDP growth has fluctuated significantly, and we anticipate that it will likely continue to do so. Our management believes that economic growth in Brazil should positively affect our future net sales revenue and results of operations. However, continued recession or low growth in Brazil would likely reduce our future net sales revenue and have a negative effect on our results of operations.

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

In 2017 Brazilian economic indicators showed signs of a slow recovery. As a result, Brazilian consumption volumes of thermoplastic resins increased by 5.9% for polypropylene and 4.8% for polyethylene. PVC remained vulnerable to the effects of the contraction of the civil construction sector and consumption volumes declined by 1.9%.

Brazil’s Macroeconomic Environment

The following table shows data inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

		December 31,
	2017	2016	2015	2014	2013
GDPgrowth / Reduction (1)	1.0%	(3.6)%	(3.8)%	0.1%	2.3%
Inflation (IGP-M)(2)	(0.42%)	7.2%	10.5%	3.7%	5.5%
Inflation (IPCA)(3)	2.9%	6.2%	10.7%	6.4%	5.9%
CDI rate(4)	6.99%	13.6%	14.1%	11.6%	9.8%
Appreciation (depreciation) of the real vs. U.S. dollar	1.5%	4.3%	41.8%	9.0%	10.5%
Period-end exchange rate—US$1.00	R$3.308	R$3.259	R$3.905	R$2.656	R$2.343

Sources:  Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1) Brazilian GDP according to Sistema IBGE de Recuperação Automática–SIDRA.

(2) Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(3) Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.

(4) The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

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

Fluctuations in the real will affect the cost of naphtha and other U.S. dollar-linked or imported raw materials. The price of naphtha is linked to the U.S. dollar. The pricing formula included in the contract with Petrobras under which we purchase naphtha for our basic petrochemical plants in the Northeastern Complex and in the Southern Complex includes a factor that adjusts the price to reflect the real/U.S. dollar exchange rate.

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

Braskem can enter into financial derivatives transactions to mitigate exchange rate risk associated with exposure to costs in reais. Those operations can include call and put options and related strategies. For example, Braskem may apply a hedging strategy referred to as collar, which is composed of the purchase of a put option associated with the simultaneous sale of a call option, where both options having the same maturity. In this case, if the real depreciates and the strike price of the call exceeds the exchange rate of the option’s exercise date, we may incur significant financial losses. However, since those strategies will be implemented only for non-speculative purposes (in accordance with our financial policy), potential losses on derivatives transactions should be offset by more competitive fixed costs in reais.

Our consolidated U.S. dollar-denominated indebtedness represented 94.8% of our outstanding indebtedness as of December 31, 2017. As a result, when the real depreciates against the U.S. dollar:

•	the interest costs on our U.S. dollar-denominated indebtedness increase in reais, which adversely affects our results of operations in reais;
•	the amount of our U.S. dollar-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reaisincrease; and
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

Effects of Brazilian Inflation

Brazilian inflation affects our financial performance by increasing some of our operating expenses denominated in reais (and not linked to the U.S. dollar). A significant portion of our costs of sales and services rendered, however, are denominated in or linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. Some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (Índice Geral de Preços—Mercado), an inflation index, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest at the TLP or the CDI rate, which are partially adjusted for inflation.

Effect of Sales outside Brazil on Our Financial Performance

We have significant production capacity located outside of Brazil from our plants located in the United States, Germany and Mexico.

During the year ended December 31, 2017 47.3% of our net sales revenue was derived from sales of our products outside Brazil as compared 48.4% during 2016 and 49.4% during 2015. Net sales revenues derived from sales outside Brazil increased by 0.9% during 2017 and decreased by 0.3% during 2016.

During the year ended December 31, 2017, sales to customers in countries in the Americas (other than Brazil) accounted for 66.5% of our sales outside Brazil. During the year ended December 31, 2017, sales to customers in Europe accounted for 14.8% of our sales outside Brazil, and sales to customers in East Asia and Other accounted for 18.7% of our sales outside Brazil.

During the past several years, as the relative cost of naphtha and gas as feedstock for petrochemical crackers has diverged, the profit margins of many naphtha crackers, including ours, have decreased as crackers using gas as feedstock have become the low-cost producer in the global markets. However, since gas crackers are unable to produce the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, the prices of these products in the international markets have increased. As a result of the increased prices available for most of these co-products and byproducts, our net sales revenue from export sales of these products increased.

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
•

as competition in petrochemical products is, in most cases, focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in Asia and North America. According to IHS, 36.4 million tons of annual global ethylene capacity is scheduled to be commissioned between 2018 and 2022, including approximately 13.4 million tons of annual capacity in China and 12.4 million tons of annual capacity in North America. According to IHS, the majority of the new capacity in China will be based on flexible feedstock, with naphtha as the main raw material but also with the option to crack natural gas liquids. The scenario is different in North America, where all the new capacity is ethane-based, with only a small percentage of it being flexible to use another feedstock. Additionally, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all.

International pricing pressures increased in 2011 and 2012 as the price differential between naphtha and gas increased and producers using ethane as raw materials were able to maintain competitive margins at sales prices lower than those required by some naphtha based producers. In 2013, the global economy showed signs of recovery, as reflected by the improved performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. This scenario helped support a recovery in the profitability of the global petrochemical industry, and the spreads for thermoplastic resins and main basic petrochemicals improved during the year. In 2014, world GDP growth fell short of initial forecasts for the year, reflecting the slower growth in emerging economies and in the euro zone. However, the recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. In 2015 crude oil prices fell sharply, which reduced the competitive advantage of gas-based producers compared to naphtha-based producers. In 2016 oil prices were kept under pressure and the petrochemical industry continued to benefit from the upcycle, even though prices were down from 2015.

In 2017, the wave of new ethylene capacity that had been expected to start up in North America in the prior year continued to suffer numerous delays. This factor, combined with several unscheduled maintenance turnarounds, especially in the U.S. due to extreme weather conditions, have allowed spreads to maintain a healthy level throughout the year, thus extending the upcycle of the industry.

In 2018, much of the capacity additions that had been delayed in prior years finally became available in the United States. The new plants benefit from a lower cost due to their use of ethane, and therefore have the ability to produce products at a lower price than most of their peers in the global market, which caused international price references to fall throughout the year. On the other hand, oil and naphtha prices were at high levels for most of the year, mainly due to OPEC production cuts and United States sanctions on Iran, which caused spreads to decrease. Additionally, trade disputes between the two largest economies in the world, China and the United States forced American companies to find new regions to market their products, therefore increasing the pressure on prices in these regions.

In the short to mid-term, the global economic slowdown, lower GDP growth in China, and increasingly protective global trade policies may continue to affect demand growth for petrochemical products. Furthermore, there is still a considerable amount of capacity to be started up, mainly in the United States and Asia, and some of the projects may come online faster than anticipated, continuing to put pressure on prices due to increased supply. Oil and naphtha prices may continue to show instability, as the cuts in production in the Middle East, deteriorating economic environment in Venezuela, and the increasing supply from the United States shale oil cause prices to remain volatile. Finally, ethane prices may show an upside due to the lack of fractionators to extract liquids from natural gas and pipelines to connect consumers to producers.

In the long-term, the trend is for the down cycle to soften and eventually revert into an upcycle again, as the industry waits to make decisions on new investments while global trade rebalances and the world absorbs new capacity. Additionally, projects that are announced to start up further into the future have a greater chance of being postponed or cancelled, as the scenario may change, feedstocks may become more or less advantaged, and cash cost curves may shift.

Effects of Fluctuations in Naphtha, Ethane, Propane and Propylene Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products. Political instability in the Middle East or similar events that may occur in the future may lead to unpredictable effects on the global economy or the economies of the affected regions. These events have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

The price of ethane and propane in the Mont Belvieu region in Texas is used as a reference for our costs of feedstock. Any future developments that affect the U.S. supply/demand balance for natural gas may adversely affect the Mont Belvieu price of natural gas (including ethane, propane and butane) and increase our production costs or decrease the price of petrochemical products. External factors and natural disasters such as hurricanes, harsh winters or industry developments, such as shale gas exploration, may disrupt the supply of natural gas, thereby increasing the cost, which may materially adversely affect our cost of sales and results of operations.

Effects on Cost of Sales

Naphtha is the principal raw material used by our Chemicals Unit and, indirectly, in several of our other business units. Naphtha accounted for 40.0% of our direct and indirect consolidated cost of sales and services rendered during 2017.

The cost of naphtha varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. We purchase naphtha under a long-term supply contract with Petrobras, and we import naphtha from other suppliers through our terminal at Aratú in the State of Bahia and Petrobras’ terminal at Osório in the State of Rio Grande do Sul. The prices that we pay for naphtha under these arrangements, other than our supply contract with Petrobras, are based on the Amsterdam-Rotterdam-Antwerp (ARA) market price for naphtha. As a result, fluctuations in the ARA market price for naphtha have had a direct impact on the cost of our first generation products.

Our contracts with Petrobras provides for naphtha prices based on ARA quotations. The volatility of the quotation of this product in the international market, the real/U.S. dollar exchange rate, and the level of carbon disulfide, a contaminant of the naphtha that is delivered, also influence the price of naphtha that we purchase from Petrobras. We believe that these contracts have reduced the exposure of the cost of our first generation products to fluctuations in the ARA market price for naphtha.

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

	Year Ended December 31,
	2017	2016	2015

Ethylene	94%	92%	89%
Polyethylene	90%	89%	87%
Polypropylene	93%	86%	76%
PVC	86%	84%	76%
Polypropylene USA and Europe	97%	100%	98%
PE Mexico (*)	88%	42%	-

(*) Mexico complex commenced operations during 2016.

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

In 2017, average capacity utilization was affected by strong operating performance of the crackers, resulting from increased operating efficiency and higher availability of feedstock at the gas-based cracker in Rio de Janeiro.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which we operate. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased. The original program ended on December 31, 2013. In August 2014, the Brazilian government permanently reinstated Reintegra on a permanent basis and with variable rates that could vary by up to 5% of the revenue of the companies with exports. The refund tax rate was set at 0.1% in August 2014. In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree 8,543, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015, which remained in effect until December 31, 2016. On August 28, 2017, pursuant to Decree 9,148 that amended the Decree 8,543, the Reintegra rate increased to 2% effective, as of January 1, 2017 until December 31, 2018. However, on May 30, 2018, the Brazilian government issued a new decree decreasing the refund rate to 0.1%, effective June 1, 2018.

 Pricing and Tariffs

We set prices for ethylene, the principal first generation petrochemical product that we sell to third-party second generation producers, by reference to international market prices. See “—Chemicals Unit—Sales and Marketing of Our Chemicals Unit.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

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

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001.  Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Ecuador, Peru and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension PVC from Mexico are subject to reduced tariffs of 11.2%, due to a trade agreement. Imports and exports among Mercosur and Colombia, Ecuador e Venezuela are not subject to tariffs due to a trade agreement since 2005.

Imports of suspension PVC from the U.S. and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX. Since 2008, imports of suspension PVC from China have been also subject to duties of 21.6%, and imports of suspension PVC from South Korea have been subject to duties ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. The duties imposed to imports from U.S. and Mexico are scheduled to expire in 2021, and the duties imposed to imports from China and South Korea are scheduled to expire in 2019.

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

In 2017, approximately 25% of Brazilian polyethylene, polypropylene and PVC resins were imported products, which reflected a 12% annual decrease in the volume of resins imported, reflecting the volatility in the U.S. dollar-denominated prices of thermoplastic resins, which triggered an increase in the purchase of thermoplastic resins in Brazil.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2017, our total outstanding consolidated indebtedness, net of transaction costs, was R$23,361.4 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 15 to our audited consolidated financial statements. In the year ended December 31, 2017, we recorded total financial expenses of R$3,747.2 million, of which R$2,219.5 million consisted of interest expense. We recorded financial revenue of R$603.6 million, of which R$512.1 million corresponds to interest income. In addition, we recorded a loss of R$798.8 million in connection foreign exchange variation on our financial assets and liabilities. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Effect of Taxes on Our Income

We are subject to a variety of generally applicable federal and state taxes in multiple jurisdictions on our operations and results. We are generally subject to Brazilian federal income tax at 25%, combined with Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido, or CSLL) at 9%, totalizing an effective rate of 34%, which is the standard corporate tax rate in Brazil.

We have available certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas. These exemptions have been granted a 75% reduction and then we are entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of:

•	polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex until 2026; and
•

polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and caustic soda, chlorine, ethylene dichloride and PVC produced at our plants in the Northeastern Complex and Alagoas until 2024.

The exemption of 75% of income tax rate combined with CSLL at 9%, entitles us to pay only 44.9% of the 34% standard corporate tax rate on the profits arising from products manufactured at these plants.

Due to operating losses sustained by us in the past, we had R$ 1,878.8 million of deferred income tax and social contribution assets arising from tax loss carryforwards available as of December 31, 2017. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net profits. This limit also affects the social contribution on net profit, or CSLL. The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

•       Braskem Europe (Germany) - 31.18%

•       Braskem America and Braskem America Finance (United States) - 35.00%

•       Braskem Argentina (Argentina) - 35.00%

•       Braskem Austria and Braskem Austria Finance (Austria) - 25.00%

•       Braskem Petroquímica Chile (Chile) - 25.50%

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

Recent Developments

Long-Term Share-Based Incentive Plan

On March 21, 2018, our shareholders approved our long-term share-based incentive plan for key executives, or the ILP Plan, which aims to align the interests of its participants with those of the our shareholders and to encourage participants’ retention at the Company by offering eligible participants an opportunity to receive restricted shares in the Company by voluntarily investing own funds and holding such shares through the end of the three-year vesting period. For additional information, see Item 6—Directors, Senior Management and Employees—Compensation—Long-Term Incentive Plan.”

On March 28, 2018, our Board of Directors approved the “ILP Program 2018” in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2018, after the vesting period and subject to compliance with all necessary requirements, is 727,688 shares. The program’s grant date is April 6, 2018.

On March 13, 2019, our Board of Directors approved the “ILP Program 2019” in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2019, after the vesting period and subject to compliance with all necessary requirements, is 573,345 shares.

Quantiq

On January 9, 2017, the Board of Directors approved the sale of the subsidiaries Quantiq Distribuidora Ltda (“Quantiq”) and IQAG Armazéns Gerais Ltda (“IQAG”) in the amount of R$550 million, and on April 3, 2017 the transfer of control to the buyer company was concluded.

In April 2018, we received the amount of R$81 million related to the outstanding balance of R$100 million in connection with the sale of our subsidiaries Quantiq and IQAG. The difference between the restated amount provided  and the amount received was recognized in the second quarter of 2018 in the line item “other income (expenses), net,” in the amount of R$19.6 million, resulting from an adjustment provided for in the agreement.

Dividends

On April 30, 2018, at our annual shareholders’ meeting, our shareholders approved the payment of additional dividends considering the net income for fiscal year 2017, in the amount of R$1,500.0 million. We paid this dividend distribution on May 10, 2018.

In March 2019, our board of directors proposed the distribution of dividends for the year ended 2018, which was expected to be submitted for approval at our annual and extraordinary general shareholders’ meeting held on April 16, 2019. On April 15, 2019, a court of appeals in the state of Alagoas suspended such distribution of dividends to cover any potential liability costs in connection with a lawsuit filed in the state of Alagoas claiming damages arising out of a geological incident at our salt mine. This decision was reversed by a decision of the Superior Court of Justice (Superior Tribunal de Justiça, or STJ), which authorized the distribution of dividends upon posting of a judicial bond in the same amount.

On August 19, 2019, we became aware of the filing of another civil lawsuit by the Federal Prosecutor’s Office (Ministério Público Federal) against us and other parties, requesting injunctive reliefs for, among other things, freeze any profits not yet distributed. We are taking all relevant measures to defend against this lawsuit. We are taking all relevant measures to defend against these lawsuits. As of the date of this annual report, the plaintiff´s requests for injunctive relief have not yet been ruled upon.

On October 3, 2019, the Extraordinary General Meeting approved (i) the payment of the mandatory dividend, in the amounf of R$667 million, to be paid until December 31, 2019; (ii) the capital budget for the fiscal year of 2019; and (iii) the remaining amount of the 2018 net profit, of R$2,002.3 million, be withheld by the Company, pursuant to article 196 of the Brazilian Corporation Law.

Standby Letter Of Credit

In April 2018, the Company replaced the standby letter of credit that covers Braskem’s obligation to constitute a reserve account for the project finance of its subsidiary Braskem Idesa, releasing the R$476.9 million cash collateral that was given in connection with the previous standby.

Revolving Credit Facility

On May 11, 2018, Braskem S.A., in line with its commitment to maintain financial liquidity, entered into an international revolving credit facility in the amount of US$1,000 million with a syndicate of banks, maturing in 2023. The two facilities held by the Company until then in the amounts of US$750 million with expiration in December 2019 and of R$500 million with expiration in September 2019 were cancelled. As of the date of this annual report, this credit line had not been used.

Credit Facility

On May 30, 2018, our subsidiary Braskem America entered into a credit facility in the amount of up to US$225 million, secured by Euler Hermes, a German export credit agency, which will be used to finance a portion of our investment in the new polypropylene plant located in Houston, Texas. The funds will be disbursed in accordance with the progress of the project’s construction, and we expect to have the full amount disbursed by December 30, 2020. As of this annual report, US$172 million has been disbursed.

EDC (ethylene dichloride)

In July 2018, the Company was served a notice by the State of Alagoas claiming that it allegedly used an ICMS tax base lower than that envisaged in legislation for internal transfers to another unit in the State of Alagoas of EDC (ethylene dichloride), between January 2013 and May 2016, which is a product that is not subject to deferral in such transactions. The restated value of this tax assessment notice amounted to R$175 million. The Company’s external legal advisors estimate that the administrative proceedings should be concluded in 2022. No judicial deposit or other form of security was accrued for this proceeding, as it is currently still in its administrative stage.

SACE Financing

In November 2018, the subsidiary Braskem Netherlands B.V. secured a financing facility of US$295 million guaranteed by SACE Covered Facility Agreement, the Italian export credit agency, with maturity in November 2028 and charges US dollar exchange variation + semianual Libor + 0.90% per year.

Recovery of Federal Tax Credits

In March 2017, the Brazilian Federal Supreme Court (“STF”) decided, in connection with an extraordinary appeal initiated by STF, that ICMS tax should not be included in the calculation base of PIS/COFINS. Despite the filing of a motion for clarification by the Federal Government requesting the prospective effects of the decision, the STF itself and all Regional Federal Appellate Courts in Brazil have applied the decision of the lead case indiscriminately. On December 31, 2018, the extraordinary appeal filed against us by the Brazilian Government was ruled moot. These developments increase the legal certainty of the STF’s decision to exclude ICMS tax from the calculation of PIS/COFINS. As a result, on December 31, 2018 we recognized a tax credit in the amount of R$519.8 million related to PIS and COFINS for the period from March 2017 to November 2018, of which R$265.4 million was recorded under “net sales revenue”, R$235.9 million under “other income (expenses)” and R$18.5 million under “financial income.”

In 2019, a Brazilian court issued final and unappealable decisions in our favor in connection with a lawsuit filed by us, allowing the exclusion of ICMS tax from the calculation base of PIS/COFINS taxes with retroactive effect to the year 1991. The effects of these decisions are being determined by us and and, in the first half of 2019, we recognized the amount of R$2,038.9 million related to PIS and COFINS tax liability surpluses, of which R$1,851.0 million was recorded under “Other operating income (expenses)” and R$188.0 million under “Financial income”.

BNDES

On January 30, 2019, Braskem received the first installment of R$266 million related to the onlending transaction with the BNDES in the aggregate amount of R$476 million at an interest rate of 11.57% p.a. and with maturity on January 15, 2031, which was contracted on December 26, 2018. The Company will receive the remaining amounts by the end of fiscal year 2019.

Odebrecht Reorganization

As per the Notice to the Market disclosed on February 1, 2019, we were informed by Odebrecht S.A., our indirect controlling shareholder, of the corporate reorganization conducted by the Odebrecht Group with the main objective of segregating its businesses, whose corporate acts were filed with the Commercial Registry of the State of São Paulo on January 31, 2019, with retroactive effects through December 31, 2018.

We were informed that the reorganization involved the spin-off of Odebrecht Serviços e Participações S.A. ("OSP") with the segregation of its asset composed of all common and preferred shares of Braskem and liability composed of the Purchase and Sale Agreement of Debentures no. 16.2.0023.1, entered into on March 16, 2016 between BNDES Participações S.A. - BNDESPAR and OSP, with third-parties acting as intervening parties, as amended ("Spun-Off Portion"), the other operating activities of OSP, followed by the merger of the Spun-Off Portion into OSP Investimentos S.A. ("OSP Inv.").

The corporate reorganization took place within the Odebrecht Group and, therefore, Odebrecht S.A. continues to be our indirect controlling shareholder.

Odebrecht Judicial Restructuring Proceedings

On June 17, 2019, Odebrecht, together with certain of its controlling and controlled entities (collectively, the “Debtors”), filed the Odebrecht Judicial Restructuring Proceedings. The Odebrecht Judicial Restructuring Proceedings expressly excluded us and certain other entities controlled by Odebrecht.  We have no relevant trade receivables from Odebrecht and the filing of the Odebreacht Judicial Restructuring Proceedings do not trigger the early termination of any of our liabilities.

As mentioned in this annual report, the Odebrecht Judicial Restructuring Proceedings may expose us to certain risks. Because Odebrecht owns a majority of the voting power of our common stock, the occurrence of an event of default, foreclosure, and a subsequent sale of all, or substantially all, of the shares of common stock held by Odebrecht and received upon foreclosure of any pledged securities could result in a change of control, change of corporate strategy, trigger certain events of default or lead to the breach of certain covenants under certain of the agreements we entered into. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Petrochemical Industry. Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities—The totality of the shares issued by Braskem and owned by OSP Investimentos S.A. were given as collateral in financing agreements entered into by the Odebrecht Group.”

CGU/AGU Agreement

As per the notice to the market dated July 10, 2018 and the Material Fact notice dated May 27, 2019, Braskem engaged in a cooperation and negotiation process with the Ministry of Transparency, the Office of the Federal Controller General (“CGU”) and the Office of the General Counsel for the Federal Government (“AGU”), which culminated in the signing of a leniency agreement with said authorities on May 31, 2019 (“CGU/AGU Agreement”).

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of approximately R$410 million due to the calculations and parameters adopted by CGU/AGU.

In response to a request by the Company and the MPF, the Federal Courts ratified the allocation of funds under the MPF Agreement to the payment of the CGU/AGU Agreement, with the outstanding installments restated by the variation in the SELIC basic interest rate as of the execution of the CGU/AGU Agreement. The additional disbursement of approximately R$410 million will be paid in two annual installments at the end of the payment schedule of the MPF Agreement, in 2024 and 2025. The CGU/AGU Agreement jointly with the Global Settlement are referred to as the “Agreements.”

The Agreements do not exempt us from liability before third parties with legitimate interests that seek damages in connection with the facts covered by the Agreements, including other authorities seeking to apply new monetary sanctions or fines or to launch new investigations into the Company. Therefore, it is not possible to ensure that the aggregate amount agreed upon will be sufficient to ensure full reparation to all victims.

We are currently in compliance with all obligations under the Agreements.

Mining Activities

In April 2019, the Alagoas State Attorney’s Office (Ministério Público do Estado de Alagoas) and the State Public Defender’s Office (Defensoria Pública do Estado de Alagoas) filed a lawsuit seeking to freeze our assets in an amount of up to R$6.7 billion to secure funds allegedly required to ensure remediation and compensation for environmental, property and personal damages potentially resulting from a geological incident related to our mining actitivies in the city of Maceió. A preliminary decision ordered the freezing of R$100 million in our banks accounts.

In addition, the Alagoas state court of appeals (Tribunal de Justiça do Estado de Alagoas) ordered the suspension of the distribution of dividends for the fiscal year 2018 that had been proposed in the amount of R$2.7 billion, or, alternatively, the freezing of assets in the same amount of the proposed dividend distribution.This decision was subsequently reversed by a decision of the Superior Court of Justice (Superior Tribunal de Justiça, or STJ), which authorized the distribution of dividends upon posting of a judicial bond in the same amount. The Alagoas State Attorney’s Office and the Alagoas State Public Defender’s Office amended their claim to exclude the request for indemnification for the alleged environmental damages and reduce the amount of assets to be frozen to R$3.7 billion, which according to their allegations would be equivalent to the actual damages caused to the residents of the districts affected by the geological event. On June 26, 2019, the presiding judge of the Alagoas state court of appeals (Tribunal de Justiça do Estado de Alagoas) issued a decision ordering an amount of R$3.7 billion to be frozen. This decision was also subsequently reversed by the Superior Court of Justice (STJ), which ordered the frozen amount of R$3.7 billion to be returned to our bank accounts after posting another judicial bond in an equivalent amount. On July 25, 2019, we were informed of another civil lawsuit filed against us by the Labor Prosecutor’s Office of the State of Alagoas, or MPT-AL, requesting injunctive relief to freeze the amount of R$2.5 billion to guarantee payment of any actual damages that workers affected by the geological event may suffer. In that lawsuit, MPT-AL further requested the payment of compensation to workers for pain and suffering. The trial court has not yet ruled on the plaintiff’s injunction relief request. We are taking all relevant measures to defend against these lawsuits.

On August 19, 2019, we became aware of the filing of another civil lawsuit by the Federal Prosecutor’s Office (Ministério Público Federal) against us and other parties, requesting the following injunctive reliefs: (i) the set-up of a fund of R$3.1 billion for the benefit of social and environmental programs and emergency measures to be carried out, and the maintenance in said fund of working capital in the amount of at least R$2.0 billion or, after a financial schedule is approved for such fund, an amount equivalent to 100% of the expenses projected for the subsequent 12 months; (ii) the posting of bonds in the amount of R$20.5 billion; (iii) prohibition on us to encumber or dispose of any of our fixed assets and to distribute profits, in the form of dividends, interest on shareholders’ equity or any other form; (iv) freezing of any profits not yet distributed; and (v) suspension of receipt of government financings and government incentives, as well as acceleration of existing indebtedness with BNDES (a federal development bank).

So far, there is no decision about the injunction requested.

The Company informs that it has taken all applicable measures within the legal periods and will keep the market informed of any relevant material developments in this matter.

NYSE

Since the Company was not able to file Form 20-F, for the year ended December 31, 2017, until the date granted by SEC and no further extensions have been granted pursuant to Section 802.01E of the NYSE Listed Company Manual, on May 13, 2019, the New York Stock Exchange suspended trading of the Registrant’s American Depositary Shares and had initiated delisting procedures.

The Company appealed the decision, which wasis scheduled by the NYSE for October 17, 2019.

Negotiations

As per the material fact dated June 4, 2019, we were informed by Odebrecht of its decision taken jointly with LyondellBasell to terminate negotiations for a potential transaction involving the transfer to LyondellBasell of the entire interest held by Odebrecht in our capital stock. Those negotiations were started on June 15, 2018.

CDE (energy development account)

In 2019, we reversed the provision for a controversial portion of the 2015 and 2016 CDE (energy development account) quota based on two consumer-friendly injunctions issued in 2018 and 2019 in the amount of R$223.3 million.

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

	Year Ended December 31, 2017
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Chemicals	25,179.3	(20,478.9)	4,700.4	(773.4)	—	(197.3)	3,729.7
Polyolefins	19,650.4	(15,432.2)	4,218.2	(1,321.6)	—	(177.5)	2,719.1
Vinyls	3,066.9	(2,572.8)	494.1	(163.0)	—	(163.4)	167.7
USA and Europe	9,854.5	(7,419.3)	2,435.2	(582.7)	—	(21.3)	1,831.3
Mexico (2)	3,600.8	(2,097.5)	1,503.3	(283.3)	—	27.9	1,247.9
Total segments	61,351.9	(48,000.7)	13,351.3	(3,124.0)	—	(531.6)	9,695.8
Other segment(3)	83.7	(65.7)	18.0	(13.4)	—	(2.4)	2.2
Corporate unit	—	—	—	(61.4)	40.0	(320.9)	(342.3)
Reclassifications and eliminations(4)	(12,175.0)	11,888.9	(286.1)	137.4	—	—	(148.6)
Consolidated	49,260.6	(36,177.5)	13,083.2	(3,061.3)	40.0	(854.9)	9,206.9

	Year Ended December 31, 2016 (Adjusted)
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Chemicals	25,062.6	(20,248.2)	4,814.4	(680.1)	—	(409.9)	3,724.4
Polyolefins	20,307.4	(15,980.9)	4,326.4	(1,284.7)	—	(199.1)	2,842.7
Vinyls	3,016.4	(2,815.2)	201.2	(236.8)	—	(71.9)	(107.4)
USA and Europe	8,896.1	(6,080.7)	2,815.3	(497.8)	—	(71.0)	2,246.6
Mexico (2)	1,586.9	(1,152.0)	434.9	(231.8)	—	(4.8)	198.3
Total segments	58,869.4	(46,277.0)	12,592.3	(2,931.2)	—	(756.7)	8,904.5
Other segment(3)	12.2	(14.8)	(2.6)	(1.9)	—	(20.9)	(25.3)
Corporate unit	—	—	—	(33.6)	30.1	(3,128.4)	(3,131.9)
Reclassifications and eliminations(4)	(11,217.6)	11,306.3	88.7	115.3	—		204.0
Consolidated	47,664.0	(34,985.5)	12,678.4	(2,851.3)	30.1	(3,906.0)	5,951.2

	Year Ended December 31, 2015 (Adjusted)
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Chemicals	24,269.8	(20,086.8)	4,183.0	(644.6)	—	(158.8)	3,379.6
Polyolefins	19,986.2	(15,420.1)	4,566.0	(1,206.4)	—	(190.0)	3,169.7
Vinyls	2,780.1	(2,393.7)	386.4	(220.1)	—	(53.9)	112.4
USA and Europe	8,239.9	(6,920.5)	1,319.4	(392.3)	—	(55.1)	872.0
Mexico (2)	472.0	(486.8)	(14.8)	(88.2)	—	3.8	(99.3)
Total segments	55,747.9	(45,307.9)	10,440.1	(2,551.7)	—	(454.0)	7,434.4
Other segment(3)	159.5	(150.2)	9.3	(6.5)	—	(73.9)	(71.0)
Corporate unit	—	—	—	103.6	2.2	(357.2)	(251.3)
Reclassifications and eliminations(4)	(9,027.5)	8,760.2	(267.2)	112.2	—	(67.3)	(222.3)
Consolidated	46,880.0	(36,697.8)	10,182.1	(2,342.3)	2.2	(952.3)	6,889.7

_______________________________________

(1)   Includes research and development.

(2)   With the operational startup of Braskem Idesa, our company began to report as of January 1, 2016, the “Mexico” segment, which includes activities related to polyethylene production and sale of that subsidiary. Such financial information for the years ended December 31, 2015 and December 31, 2014,which were previously presented under “Other segments”, are now presented in this new segment.

(3)  Represents expenses of Braskem that are not allocated to any particular segment.

(4)   Eliminations consist primarily of intersegment sales, which are made in similar terms as arm’s length transactions.

In the following discussion, references to increases or declines in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

	Year Ended December 31,
	2017	2016 (Ajdusted)	% Change
	(in millions of reais)

Net sales revenue	49,260.6	47,664.0	3.3%
Cost of products sold	(36,177.4)	(34,985.6)	3.4%
Gross profit	13,083.2	12,678.4	3.2%
Income (expenses):
Selling and distribution	(1,459.6)	(1,403.7)	4.0%
General and administrative	(1,434.3)	(1,285.6)	11.6%
Research and development	(167.5)	(162.0)	3.4%
Results from equity investments	40.0	30.1	32.9%
Other income (expenses), net	(854.9)	(3,906.0)	(78.1%)
Operating profit	9,206.9	5,951.2	54.7%
Financial results:
Financial expenses	(3,747.2)	(3,571.0)	4.9%
Financial income	603.6	690.1	(12.5%)
Exchange rate variations, net	(798.8)	(3,210.4)	(75.1%)
Financial expenses, net	(3,942.3)	(6,091.3)	(35.3%)
Profit (loss) before income tax and social contribution	5,264.6	(140.1)	n.m.
Current and deferred Income tax and social contribution	(1,357.7)	(616.0)	120.4%
Profit (loss) for the year from continuing operations	3,906.9	(756.1)	n.m.
Discontinued operations results	8.9	26.9	(66.9%)
Profit (loss) for the year	3,915.8	(729.2)	n.m.

The following table sets forth our consolidated financial information for the years ended December 31, 2017 and

____________________________ _____

n.m.: Not meaningful

Net Sales Revenue

Net sales revenue increased by 3.3%, or R$1,596.6 million, to R$49,260.6 million in 2017 from R$47,664.0 million in 2016, primarily as a result of (1) a R$2,013.9 million, or 126.9%, increase in net sales revenue of our Mexico Unit, to R$3,600.8 million in 2017 from R$1,586.9 million in 2016, and (2) an increase in net sales revenue of our USA and Europe Unit to R$9,854.5 million in 2017 from R$8,896.1 million in 2016. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of chemicals by our Chemicals Unit to our other segments, increased by 8.5%, or R$957.4 million, to R$12,175.0 million in 2017 from R$11,217.6 million in 2016.

In 2017 and 2016, the Company did not have any revenue arising from transactions with any single client that was equal to or greater than 10% of its total net revenue. In 2017, the most significant revenue from a single client accounted for approximately 2.9% of total net revenues of the Company and refers to the Chemical segment.

Net Sales Revenue of Chemicals Unit.

Net sales revenue of the Chemicals Unit increased by R$116.7 million, or 0.5%, to R$25,179.3 million in 2017 from R$25,062.6 million in 2016.

Net Sales Revenue Generated by Sales in Brazil.

In 2017, net sales revenue of the Chemicals Unit from domestic sales in Brazil increased by 7.8%, or R$1,516 million, to R$21,007 million (including R$11,355.4 million from sales to the Polyolefins and Vinyls Units) in 2017 compared to R$19,490 million in 2016, primarily due to higher sales by volume of chemicals to third parties, in particular an increase in the sales volume of gasoline and propylene in the domestic market as a result of the prioritization of domestic sales.

Sales Volume in Brazil.

The table below sets forth our Chemicals Unit’s internal transfers, mainly ethylene to the Vinyls Unit and ethylene and propylene to the Polyolefins Unit, by volume for the periods indicated.

Chemicals Unit’s Internal Transfers Volume	Year Ended December 31,
	2017	2016	% Change
	(in tons)

Ethylene	2,888,776	2,856,541	1.1%
Propylene	1,041,017	1,023,708	1.7%
Total	3,929,794	3,880,49	1.3%

The table below sets forth our Chemicals Unit’s sales in Brazil to third parties by volume for the periods indicated:

Chemicals Unit’s Domestic Sales Volume	Year Ended December 31,
	2017	2016	% Change
	(in tons)

Ethylene	523,639	511,865	2.3%
Propylene	360,394	291,311	23.7%
Cumene	199,792	194,472	2.7%
Butadiene	183,849	198,451	(7.4)%
Gasoline	925,867	745,087	24,3%
BTX (1)	644,589	676,958	(4.8%)
Total	2,838,130	2,618,144	8.4%

____________________________

(1)     BTX is defined as Benzeno, Tolueno and Paraxylene.

Net Sales Revenue Generated by Exports.

Net sales revenue of the Chemicals Unit from exports decreased by 25.1%, or R$1,399 million, to R$4,172 million in 2017 compared to R$5,572 million in 2016, mainly due to the lower of sales volume of gasoline due to a decision to prioritize sales in  the Brazilian market.

Sales Volume from Exports.

Our Chemicals Unit’s volume of export sales decreased 8.3%, to 824.6 ktons in 2017 from 898.9 ktons in 2016, primarily due to the substitution of propylene and export volumes to supply to the Polyolefins Unit to produce polypropylene and the increased volume of gasoline allocated to the Brazilian market. These factors were partially offset by higher exports of ethylene and butadiene.

The table below sets forth our Chemicals Unit’s export sales by volume for the periods indicated:

	Year Ended December 31,
Chemicals Unit’s Export Sales Volume	2017	2016	% Change
	(in tons)

Ethylene	100,927	64,193	57.2%
Propylene	43,127	79,312	(45.6)%
Butadiene	241,019	213,666	12.8%
Gasoline	78,030	194,222	(59.8%)
BTX (1)	361,476	347,498	4.0%
Total	824,579	898,893	(8.3)%

(1)         BTX is defined as Benzeno, Tolueno and Paraxylene.

Net Sales Revenue of Polyolefins Unit

Net sales revenue of the Polyolefins Unit decreased by 3.2%, or R$657.0 million, to R$19,650.4 million in 2017 from R$20,307.4 million in 2016, mainly as a result of the appreciation of the real against the U.S. dollar during the corresponding period.

Net Sales Revenue Generated by Sales in Brazil.

Net sales revenue from domestic sales of the Polyolefins Unit in Brazil decreased by 0.3%, or R$47.0 million, to R$13,856 million in 2017 from R$13,903 million in 2016.

Sales Volume in Brazil.

In 2017, sales volume in Brazil increased 5.3%, to 2,960 ktons in 2017 from 2,811 ktons in 2016, primarily as a result higher level of activity of the packaging sector and recovery in some segments, especially in the automotive, retail and electronics sectors.

	Year Ended December 31,
Polyolefins Unit’s Domestic Sales Volume	2017	2016	% Change
	(in tons)

Polyethylene	1,795,446	1,705,462	5.3%
Polypropylene	1,164,947	1,105,675	5.4%
Total	2,960,393	2,811,137	5.3%

Net Sales Revenue Generated by Exports.

Our Polyolefins Unit’s net sales revenue from exports decreased 9.5%, or R$610.3 million, to R$5,794.0 million in 2017 from R$6,404.3 million in 2016, reflecting the stronger demand for resins in the Brazilian market. Exports to South American countries remained strong, since they are priority markets for the Company.

Sales Volume from Exports.

Our Polyolefins Unit’s volume of export sales decreased 8.8% to 1,449 kton from 1,590 kton in 2016 due to decision to prioritize to the Brazilian market, as described above.

The table below sets forth our Polyolefins Unit’s export sales by volume for the periods indicated:

	Year Ended December 31,
Polyolefins Unit’s Export Sales Volume	2017	2016	% Change
	(in tons)

Polyethylene	916,115	1,024,233	(10.6%)
Polypropylene	522,210	566,255	(7.8%)
Total	1,438,325	1,590,488	(9.6%)

Net Sales Revenue of Vinyls Unit

Net sales revenue of our Vinyls Unit increased by 1.7%, or R$50.5 million, to R$3,066.9 million in 2017 from R$3,016.4 million in 2016, primarily as a result of an increase in the prices of PVC and caustic soda in the international market

Net Sales Revenue Generated by Sales in Brazil.

Net sales revenue of the Vinyls Unit generated by sales in Brazil increased 4.8%, or R$129.5 million, to R$2,825 million in 2017 from R$2,695 million in 2016, primarily as a result of the increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS.

Sales Volume in Brazil.

Our Vinyls Unit’s volume of sales in Brazil decreased 0.5% to 525.7 ktons in 2017 from 528.3 ktons in 2016.

	Year Ended December 31,
Vinyls Unit’s Domestic Sales Volume	2017	2016	% Change
	(in tons)

PVC	525,683	528,314	(0.5)%
Total	525,683	528,314	(0.5)%

Net Sales Revenue Generated by Exports.

Our Vinyls Unit’s net sales revenue generated by exports decreased by 24.6%, or R$79 million, to R$242 million in 2017 from R$321million in 2016, primarily due to a decrease in the export sales volume of PVC.

Sales Volume from Exports.

Our Vinyls Unit’s volume of export sales decreased by 29.9%, to 82 kton in 2017 from 116.9 kton in 2016, despite the lower volume, Braskem continued to export PVC to offset the contraction in the Brazilian market.

	Year Ended December 31,
Vinyls Unit’s Export Sales Volume	2017	2016	% Change
	(in tons)

PVC	82,008	116,919	(29.9%)
Total	82,008	116,919	(29.9%)

Net Sales Revenue of USA and Europe Unit

Net sales revenue of our USA and Europe Unit, which includes our polypropylene assets in the United States and Europe, increased by 10.8%, or R$958.4 million, to R$9,854.5 million in 2017 from R$8,896.1 million in 2016, primarily as a result the increase in capacity and sales volume of the USA and Europe units and the firm PP demand in these regions.

Net Sales Revenue of Mexico Unit

Net sales revenue of the Mexico Unit increased by 126.9%, or R$2,013.9 million, to R$3,600.8 million in 2017 from R$1,586.9 million in 2016 due to higher sales volumes. The USG price for PE was 6% higher than the previous year due to higher naphtha prices in the international market and the effects of Hurricane Harvey on the industry activity, including the delay in the entry of new PE capacity.

Cost of Products Sold and Gross Profit

Cost of products sold increased by 3.4%, or R$1,191.8 million, to R$36,177.4 million in 2017 from R$34,985.6 million in 2016, primarily as a result of a 82.1% increase in the cost of products sold by our Mexico Unit and a 22.0% increase in the cost of products sold by or USA and Europe Unit. Reclassifications and eliminations of cost of sales and services rendered by our Units calculated as part of our consolidation, primarily reflecting the costs of chemicals purchases by our Polyolefins and Vinyls Units from our Chemicals Unit, increased by 5.2% in 2017.

Consolidated gross profit increased by 3.2%, or R$404.8 million to R$13,083.2 million in 2017 from R$12,678.4 million in 2016. Gross margin (gross profit as a percentage of net sales revenue) remained stable at 26.6% during 2017 and 2016.

Cost of Products Sold of Chemicals Unit

Cost of products sold of the Chemicals Unit increased by 1.1% or R$230.7 million, to R$20,478.9 million from R$20,248.2 million in 2016, primarily as a result of increase in sales volumes and increases in the prices of all raw materials.

Gross profit of the Chemicals Unit decreased by 2.4% to R$ 4,700.4 million during 2017 from R$4,814.4 million during 2016, and gross margin decreased to 18.5% during 2017 from 19.2% during 2016.

Cost of Products Sold of Polyolefins Unit

Cost of products sold of the Polyolefins Unit decreased by 3.4%, or R$548.7 million, to R$15,432.2 million in 2017 to R$15,980.9 million in 2016,  because the higher cost of raw materials associated with higher sales volumes was more than offset by the appreciation of the real.

Gross profit of the Polyolefins Unit decreased by 2.5% to R$4,218.2 million during 2017 from R$4,326.4 million during 2016, and gross margin was 21.5% during 2017 from 21.3% during 2016.

Cost of Products Sold of Vinyls Unit

Cost of products sold of the Vinyls Unit decreased by 8.6%, or R$242.4 million, to R$2,572.8 million in 2017 from R$2,815.2 million in 2016, primarily as a result of lower sales volume.

Gross profit of the Vinyls Unit increased by 145.6% to R$494.1 million during 2017 from R$201.2 million during 2017, while gross margin increased to 16.1% during 2017 from 6.7% during 2017.

Cost of Products Sold of USA and Europe Unit

Cost of products sold of the USA and Europe Unit increased by 22.0%, or R$1,338.6 million, to R$7,419.3 million in 2017 from R$6,080.7 million in 2016, explained by the higher propane prices and low inventory levels in the USA and higher oil prices and the growing share of gas used as feedstock by European crackers at the expense of naphtha, which reduced the supply of propylene in the region.

Gross profit of the USA and Europe Unit decreased by 13.5% to R$2,435.2 million during 2017 from R$2,815.4 million during 2016, and gross margin decreased to 24.7% during 2017 from 31.6% during 2016.

Cost of Products Sold by Mexico Unit

Cost of products sold by the Mexico Unit increased by 82.1%, or R$945.4 million, to R$2,097.5 million in 2017 from R$1,152.0 million in 2016, because the USG price for ethane was 26% higher than in 2016, due to higher demand after the start of operation of the ethanol export terminals, the rise in LPG prices and the expectation of entering into operation of new crackers.

During 2017, the Mexico Unit recorded a gross profit R$1,503.3 million and gross margin of 41.7%. During 2016, the Mexico Unit recorded a gross profit R$434.9 million and gross margin of 27.4%.

Selling and Distribution Expenses

Selling and distribution expenses increased by 4.0%, or R$55.9 million, to R$1,459.6 million in 2017 from R$1,403.7 million in 2016, primarily as a result higher expenses relating to sales in Mexico.

General and Administrative Expenses

General and administrative expenses increased by 11.6%, or R$148.7 million, to R$1,434.3 million in 2017 from R$1,285.6 million in 2016, primarily as a result of strategic project expenditures in the United States and auditing and legal expenses in support of our corporate monitors.

Research and Development Expenses

Research and development expenses increased by 3.4%, or R$5.5 million, to R$167.5 million in 2017 from R$162.0 million in 2016. Research and development expenses as a percentage of net sales revenue were 0.3% during 2017 and 2016.

Results from Equity Investments

Results from equity investments increased by R$9.9 million to a gain of R$40.0 million in 2017 from a gain of R$30.1 million in 2016, as a result of an increase in the results of jointly-controlled investments, primarily RPR and Borealis.  For more information related to our results of equity investments, see note 12 to our audited consolidated financial statements included elsewhere herein.

Other Income (Expenses), Net

Other expenses, net decreased by 78.1% or R$3,051.1 million, to R$854.9 million in 2017 from R$3,906.00 million in 2016 primarily because the fines related to the Global Settlement entered into with the applicable governmental authorities in 2016 was provisioned in the fourth quarter of 2016.

Operating Profit

As a result of the foregoing:

•

operating profit on a consolidated basis increased by 54.7%, or R$3,255.7 million, to R$9,206.9 million in 2017 from R$5,951.2 million in 2016, and as a percentage of net sales revenue, operating profit increased to 18.7% during 2017 from 12.5% during 2016;

•

operating profit of the Chemicals Unit increased by 0.1% to R$3,729.7 million during 2017 from R$3,724.4 million during 2016, and the operating margin of the Chemicals Unit decreased to 14.8% during 2017 from 14.9% during 2016;

•

operating profit of the Polyolefins Unit declined by 4.3% to R$2,719.1 million during 2017 from R$2,842.7 million during 2016, and the operating margin of the Polyolefins Unit declined to 13.8% during 2017 from 14.0% during 2016;

•

operating profit of the USA and Europe Unit decreased by 18.5% to R$1,831.2 million during 2017 from R$2,246.6 million during 2016, and the operating margin of the USA and Europe Unit decreased to 18.6% during 2017 from 25.3% during 2016;

•

operating profit of the Vinyls Unit increased by 256.0% to R$167.7 million during 2017 from an operating loss of R$107.5 million during 2016; and the operating margin of the Vinyls Unit increased by 5.5% during 2017 compared to negative operating margin of 3.6% during 2016; and

•

Operating profit of the Mexico Unit increased by 529.3% or R$1,049.6 million to R$1,247.9 million during 2017 from an operating profit of R$198.3 million during 2016, and the operating margin of the Mexico Unit increased to 34.7% during 2017 from 12.5% during 2016.

Financial Results

Net Financial expenses decreased by 35.3%, or R$2,149.0 million, to R$3,942.3 million in 2017 from R$6,091.3 million in 2016, primarily as a result of our recording a R$798.7 million loss in exchange rate variation, net in 2017 compared to R$3,210.4 million loss in exchange rate variation, net in 2016, principally due to by the depreciation of the real in the period and by the transition from export hedge accounting.

Braskem holds net exposure to the U.S. dollar (i.e., more USD-pegged liabilities than USD-pegged assets). At the end of 2017, this net exposure was formed: (i) in the operations, by 56% of suppliers, which was offset by 66% of accounts receivable; and (ii) in the capital structure, by the higher exposure of net debt to the U.S. dollar. Since its operating cash flow is heavily linked to the U.S. dollar, maintaining this level of net exposure to the U.S. dollar in liabilities acts as a natural hedge. Virtually 100% of its revenue is pegged to the variation in the U.S. dollar and approximately 80% of its costs also are pegged to this currency.

Therefore, in September 2016, Braskem launched a recurring currency hedge program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian reais and not pegged to the U.S. dollar (e.g., electricity, payroll, etc.).  With the sole purpose of protecting its cash flow, the program adopts two strategies using derivative instruments: (i) purchase of put options (“puts”) and (ii) purchase of put options associated with the sale of call options (“collars”). Both alternatives protect Braskem in the event of appreciation in the local currency, with the difference being that the collar strategy can also result in losses for the Company if the USD/BRL exchange rate surpasses the strike price of the call options. With collars, however, the payment of the net premium for obtaining the puts is lower, since the Company receives a premium from the sale of the call options. Lastly, note that any losses from the collar strategy always are offset by gains in competitiveness from the reduction in costs denominated in BRL when translated into USD.

As of December 31, 2017, Braskem held put options in the amount of US$1.4 billion, with an average strike price of 2.96 R$/US$. Braskem also held a total notional value of short options in call option contracts in the amount of US$926 million, with an average strike price of R$4.32. The operations have a maximum term of 18 months.

Such operations were designed for the hedge accounting of cash flows as from January 1, 2017, and seek to hedge future exports denominated in USD with maturities in months coinciding with the maturity of the derivatives.

Financial Income

Financial income decreased by 12.5%, or R$86.5 million, to R$603.6 million in 2017 from R$690.1 million in 2017, primarily due to an R$134.7 million decrease in interest income, which was partially offset by an R$48.2 million increase in other financial income.

Financial Expenses

Financial expenses increased by 4.9%, or R$176.2 million, to R$3,747.2 million in 2017 from R$3,571.0 million in 2016, primarily due to a R$647.9 million increase in other expenses, which was partially offset by an R$228 million decrease in interest expenses and R$8.8 million decreased in loan transactions costs.

Income Tax and Social Contribution

Our income tax and social contribution expense increased by 120.4% to R$1,357.7 million during 2017 from R$ 616.0 million during 2016.  The effective tax rate applicable to our profit before income tax and social contribution was 25.8% as compared to effective tax rate applicable to our profit before income tax and social contribution in 2016 of 439.7%. This effective rate for the fiscal year ended December 31, 2016 is related to the provision accrued for payment of the leniency agreement and consequent adjustments to the bases of IR and CSL. Excluding this provision from the calculation, the effective rate would be 36.90%.

Profit (Loss) for the year

As a result of the foregoing, we recorded a profit of R$3,915.8 million, or 7.9% of net sales revenue, during 2017, compared to a net loss of R$729.2 million, or 1.5% of net sales revenue, during 2016.

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

The following table sets forth our consolidated financial information for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016 (Adjusted)	2015 (Adjusted)	% Change
	(in millions of reais)

Net sales revenue	47,664.0	46,880.0	1.7%
Cost of products sold	(34,985.6)	(36,697.8)	(4.7%)
Gross profit	12,678.4	10,182.1	24.5%
Income (expenses):
Selling and distribution	(1,403.7)	(1,077.3)	30.3%
General and administrative	(1,285.6)	(1,095.4)	17.4%
Research and development	(162.0)	(169.6)	(4.5%)
Results from equity investments	30.1	2.2	n.m.
Other income (expenses), net	(3,906.0)	(952.3)	n.m.
Operating profit	5,951.2	6,889.7	(13.6%)
Financial results:
Financial expenses	(3,571.0)	(3,163.4)	12.9%
Financial income	690.1	584.9	18.0%
Exchange rate variations, net	(3,210.4)	102.9	n.m.
Financial expenses, net	(6,091.3)	(2,475.6)	146.1%
Profit (loss) for the year before income tax and social contribution	(140.1)	4,414.2	n.m.
Current and deferred Income tax and social contribution	(616.0)	(1,660.4)	(62.9%)
Profit (loss) from continuing operations	(756.1)	2,753.8	n.m.
Discontinued operations results	26.9	6.4	n.m.
Profit (loss) for the year	(729.2)	2,760.2	n.m.

Net Sales Revenue

Net sales revenue increased by 1.7%, or R$784.0 million, to R$47,664.0 million in 2016 from R$46,880.0 million in 2015, primarily as a result of (1) a R$1,114.9 million, or 236.2%, increase in net sales revenue of our Mexico Unit, to R$1,586.9 million in 2016 from R$472.0 million in 2015, and (2) a R$792.8 million, or 3.3%, increase in net sales revenue of our Chemicals Unit, to R$25,062.6 million in 2016 from R$24,269.8 million in 2015. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Chemicals Unit to our other segments, increased by 24,3%, or R$2,190.1 million, to R$11,217.6 million in 2016 from R$9,027.5 million in 2015.

Net Sales Revenue of Chemicals Unit

Net sales revenue of the Chemicals Unit increased by R$792.8 million, or 3.3%, to R$25,062.6 million in 2016 from R$24,269.8 million in 2015.

Net Sales Revenue Generated by Sales in Brazil.

In 2016, net sales revenue of the Chemicals Unit from domestic sales in Brazil increased by 3.8%, or R$911 million, to R$24,640.1 million (including R$10,775 million from sales to the Polyolefins and Vinyls Units) in 2016 compared to R$ 23.729,1 million in 2015, primarily due to higher sales by volume of basic petrochemicals to third parties, in particular a 66% increase in the sales volume of gasoline in the domestic market as a result of the prioritization of domestic sales.

Sales Volume in Brazil.

The table below sets forth our Chemicals Unit’s internal transfers, mainly ethylene to the Vinyls Unit and ethylene and propylene to the Polyolefins Unit, by volume for the periods indicated.

Chemicals Unit’s Internal Transfers Volume	Year Ended December 31,
	2016	2015	% Change
	(in tons)

Ethylene	2,856,541	2,793,531	2.3%
Propylene	1,023,708	987,280	3.7%
Total	3,880,249	3,780,811	2.6%

The table below sets forth our Chemicals Unit’s sales in Brazil to third parties by volume for the periods indicated:

Chemicals Unit’s Domestic Sales Volume	Year Ended December 31,
	2016	2015	% Change
	(in tons)

Ethylene	511,865	485,761	5.4%
Propylene	291,311	246,081	18.4%
Cumene	194,472	206,035	(5.6)%
Butadiene	198,451	220,109	(9.8)%
BTX (1)	676,958	631,466	7.2%
Total	1,873,057	1,789,452	4.7%

____________________________

(1)     BTX is defined as Benzeno, Tolueno and Paraxylene.

Net Sales Revenue Generated by Exports.

Net sales revenue of the Chemicals Unit from exports increased by 12.7%, or R$628 million, to R$5,572 million in 2016 compared to R$4,944 million in 2015, mainly due to: (i) the 4.3% depreciation of the real against the U.S. dollar; and (ii) the higher sales volume and better international price references for certain basic petrochemicals, particularly butadiene.

Sales Volume from Exports.

Our Chemicals Unit’s volume of export sales decreased 6.7%, to 704.7 ktons in 2016 from 754.9 ktons in 2015, primarily due to (1) the substitution of propylene export volumes to supply to a client in the acrylics complex in Bahia, (2) the increased volume of gasoline allocated to the Brazilian market, and (iii) the higher volume of transfers to the Polyolefins Unit to produce polypropylene. These factors were partially offset by higher exports of benzene and butadiene.

The table below sets forth our Chemicals Unit’s export sales by volume for the periods indicated:

	Year Ended December 31,
Chemicals Unit’s Export Sales Volume	2016	2015	% Change
	(in tons)

Ethylene	64,193	62,859	2.1%
Propylene	79,312	170,454	(53.5)%
Butadiene	213,666	165,404	29.2%
BTX (1)	347,498	356,195	(2.4)%
Total	704,670	754,911	(6.7)%

(1)     BTX is defined as Benzeno, Tolueno and Paraxylene.

 Net Sales Revenue of Polyolefins Unit

Net sales revenue of the Polyolefins Unit increased by 1.6%, or R$321.2 million, to R$20,307.4 million in 2016 from R$19,986.2 million in 2015, primarily as a result of (i) higher sales volume, particularly in the export market, and (ii) the 4.3% depreciation of the real against the U.S. dollar.

Net Sales Revenue Generated by Sales in Brazil.

Net sales revenue of the Polyolefins Unit  from domestic sales in Brazil decreased by 1%, or R$129.0 million, to R$13,903 million in 2016 from R$14,032.1 million in 2015, primarily due to the lower polypropylene prices in the international market.

Sales Volume in Brazil.

In 2016, sales volume of the Polyolefins Unit in Brazil decreased 0.8%, to 2,811.1 ktons in 2016 from 2,832.8 ktons in 2015, primarily as a result of deceleration in the performance of important sectors of the economy that accompany the performance of the Brazilian GDP. The table below sets forth our Polyolefins Unit’s domestic sales volume for the periods indicated:

	Year Ended December 31,
Polyolefins Unit’s Domestic Sales Volume	2016	2015	% Change
	(in tons)

Polyethylene	1,705,462	1,705,877	n.m.
Polypropylene	1,105,675	1,126,949	(1.9)%
Total	2,811,137	2,832,827	(0.8)%

Net Sales Revenue Generated by Exports.

Our Polyolefins Unit’s net sales revenue from exports increased 7.6%, or R$450.2 million, to R$6,404.3 million in 2016 from R$5,954.1 million in 2015, primarily due to higher sales volume and the 4.3% depreciation of the real against the U.S. dollar, which were offset by lower average prices in the international market.

Sales Volume of Exports.

Our Polyolefins Unit’s volume of export sales increased 21.7% to 1,590 kton from 1,307 kton in 2015, primarily due to an increase in the volume of export of polypropylene, mainly to South America and Europe, and an increase in the volume of exports of polyethylene to northern South America, as part of our strategy to support the startup of the Mexico Complex.

The table below sets forth our Polyolefins Unit’s export sales by volume for the periods indicated:

	Year Ended December 31,
Polyolefins Unit’s Export Sales Volume	2016	2015	% Change
	(in tons)

Polyethylene	1,024,233	921,044	11.2%
Polypropylene	566,255	386,150	46.6%
Total	1,590,488	1,307,193	21.7%

Net Sales Revenue of Vinyls Unit

Net sales revenue of our Vinyls Unit increased by 8.5%, or R$236.3 million, to R$3,016.4 million in 2016 from R$2,780.1 million in 2015, primarily as a result of an increase in sales volume of PVC and the 4.3% depreciation of the real against the U.S. dollar.

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

Sales Volume in Brazil.

Our Vinyls Unit’s volume of sales in Brazil decreased by 0.2% to 528.3 kton in 2016 from 529.5 ktons in 2015, primarily due to an increased in the volume of sales made to the agribusiness sector (for irrigation tubing).

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

Net Sales Revenue of USA and Europe Unit

Net sales revenue of our USA and Europe Unit, which includes our polypropylene assets in the United States and Europe, increased by 8.0%, or R$656.2 million, to R$8,896.1 million in 2016 from R$8,239.9 million in 2015, primarily as a result of the higher polypropylene prices in the U.S. market and  stronger sales volume. In 2016, polypropylene sales volume increased 2% from the previous year, due to the better operating performance of our plants and the higher demand for polypropylene in the United States and Europe.

Net Sales Revenue of Mexico Unit

Net sales revenue of the Mexico Unit increased by 236.2%, or R$1,114.9 million, to R$1,586.9 million in 2016 from R$472.0 million in 2015, as a result of the commencement of operations of the Mexico Complex. The sales volume of polyethylene by this segment increased to approximately 431.7 ktons in 2016 from approximately 100.0 ktons in 2015.

Cost of Products Sold and Gross Profit

Cost of products sold declined by 4.7%, or R$1,712.2 million, to R$34,985.6 million in 2016 from R$36,697.8 million in 2015, primarily as a result of a 12.1% decrease in cost of products sold by our USA and Europe Unit, which was partially offset by a 3.6% increase in cost of products sold by our Polyolefins Unit. Reclassifications and eliminations of cost of sales and services rendered by our Units calculated as part of our consolidation, primarily reflecting the costs of chemicals purchases by our Polyolefins and Vinyls Units from our Chemicals Unit, increased by 29.1% in 2016.

Consolidated gross profit increased by 24.5%, or R$2,496.3 million to R$12,678.4 million in 2016 from R$10,182.1 million in 2015. Gross margin (gross profit as a percentage of net sales revenue) increased to 26.6% during 2016 from 21.7% during 2015.

Cost of Products Sold of Chemicals Unit

Cost of products sold of the Chemicals Unit increased by 0.8%, or R$161.4 million, to R$20,248.2 million from R$20,086.8 million in 2015, primarily as a result of a 3.3% increase in the total production of the Chemicals Unit and the 4.3% depreciation of the real against the U.S. dollar during the corresponding period.

Gross profit of the Chemicals Unit increased by 15.1% to R$4,814.4 million during 2016 from R$4,183.0 million during 2015, and gross margin increased to 19.2% during 2016 from 17.2% during 2015.

Cost of Products Sold of Polyolefins Unit

Cost of products sold of the Polyolefins Unit increased by 3.6%,  to R$15.980.9 million in 2016 to R$15,420.1 million in 2015, primarily as a result of the increase in sales volume discussed above and the 4.3% depreciation of the real against the U.S. dollar during the corresponding period. The effects of these factors were partially offset by the lower feedstock price.

Gross profit of the Polyolefins Unit decreased by 5.2% to R$4,326.4 million during 2016 from R$4,566.0 million during 2015, and gross margin decreased to 21.3% during 2016 from 22.8% during 2015.

Cost of Products Sold of Vinyls Unit

Cost of products sold of the Vinyls Unit increased by 17.6%, or R$421.5 million, to R$2,815.2 million in 2016 from R$2393.7 million in 2015, primarily as a result of the increase in sales and production volumes and the 4.3% depreciation of the real against the U.S. dollar during the corresponding period.

Gross profit of the Vinyls Unit declined by 47.9% to R$201.2 million during 2016 from R$386.4 million during 2015, while gross margin declined to 6.7% during 2016 from 13.9% during 2015.

Cost of Products Sold of USA and Europe Unit

Cost of products sold of the USA and Europe Unit declined by 12.1%, or R$839.8 million, to R$6,080.7 million in 2016 from R$6,920.5 million in 2015, primarily as a result of decreases in the price of propylene.

Gross profit of the USA and Europe Unit increased by 113.4% to R$2,815.3 million during 2016 from R$1,319.4 million during 2015, and gross margin increased to 31.6% during 2016 from 16.0% during 2015.

Cost of Products Sold by Mexico Unit

Cost of products sold by the Mexico Unit increased by 136.6%, or R$665.2 million, to R$1,152.0 million in 2016 from R$486.8 million in 2015, as a result of the commencement of operations of the Mexico Complex.

During 2016, the Mexico Unit recorded a gross profit R$434.9 million and gross margin of 27.4%.  During 2015, the Mexico Unit recorded a gross loss R$14.8 million and a negative gross margin of 3.1%.

Selling and Distribution Expenses

Selling and distribution expenses increased by 30.3%, or R$326.4 million, to R$1,403.7 million in 2016 from R$1,077.3 million in 2015, primarily as a result of increase of our consolidated volume of exports sales and logistical expenses.

General and Administrative Expenses

General and administrative expenses increased by 17.4%, or R$190.2 million, to R$1,285.6 million in 2016 from R$1,095.4 million in 2015, primarily as a result of:  (1) the effects of the 4.3% depreciation of the real against the U.S. dollar during the corresponding period on our expenses related to international businesses; (2) the advertising expenses associated with the Paralympic Games; (3) expenses with attorneys and auditors in connection with the Investigation conducted in 2016; (4) higher expenses with software licensing; and (5) the startup of the Mexico Complex.

Research and Development Expenses

Research and development expenses declined by 4.5%, or R$7.6 million, to R$162.0 million in 2016 from R$169.6 million in 2015, primarily as a result of the effect of the 4.3% depreciation of the real against the U.S. dollar  on the translation to reais of investments made in U.S. dollars during the corresponding period. Research and development expenses as a percentage of net sales revenue declined to 0.3% during 2016 from 0.4% during 2015.

Results from Equity Investments

Results from equity investments increased by R$27.9 million to a gain of R$30.1 million in 2016 from a gain of R$2.2 million in 2015, as a result of an increase in the results of jointly-controlled investments, primarily RPR and Borealis.  For more information related to our results of equity investments, see note 12 to our audited consolidatedfinancial statements included elsewhere herein.

Other Income (Expenses), Net

Other expenses, net increased by 310.2%, or R$2,953.7 million, to R$3,906.0 million in 2016 from R$952.3 million in 2015.

Other operating expenses, net during 2016 primarily consisted of: (1) R$2,860.4 million in expenses related to the Global Settlement among us and the MPF, the DoJ, the SEC and the OAG; (2) depreciation expenses and maintenance costs of R$252.3 million related to idle industrial plants, including R$138.6 million in costs corresponding to installed and unused capacity in the first months of operation of the subsidiary Braskem Idesa; (3) expenses of R$182.6 million related to environmental provisions; (4) allowances for labor, tax and other claims of R$170.0 million; and (5) provision of R$53.8 million related to investment losses and expenses with projects;

Other operating expenses, net was R$952.3 million during 2015, consisting of: (i) provision of R$174.5 million related to investment losses and expenses with projects; (ii) allowances for labor and tax claims of R$105.6 million; (iii) expenses of R$65.8 million related to environmental provisions; and (iv) R$249,9 million related to other operating expenses.

Operating Profit

As a result of the foregoing:

•

operating profit on a consolidated basis declined by 13.6%, or R$938.6 million, to R$5,951.2 million in 2016 from R$6,889.7million in 2015, and as a percentage of net sales revenue, operating profit decreased to 12.5% during 2016 from 14.7% during 2015;

•

operating profit of the Chemicals Unit increased by 10.2% to R$3,724.4 million during 2016 from R$3,379.6 million during 2015, and the operating margin of the Chemicals Unit increased to 14.9% during 2016 from 13.9% during 2015;

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

Financial Results

Financial expenses, net increased  by 146.1%, or R$3,615.7 million, to R$6,091.3 million in 2016 from R$2,475.6 million in 2015, primarily as a result of our recording a R$3,210.4 million loss in exchange rate variation, net in 2016 compared to R$102.9 million gain in exchange rate variation, net in 2015, principally due to the start of the recognition of hedge accounting under profit or loss in the amount of R$1,297.9 million and the 16.5% appreciation of the real during the corresponding period, which negatively affected the balance of financial investments and accounts receivable in foreign currencies.

Financial Income

Financial income increased by 18.0%, or R$105.2 million, to R$690.1 million in 2016 from R$584.9 million in 2015, primarily due to an R$117.9 million increase in interest income, which was partially offset by an R$12.7 million decrease in other financial income.

Financial Expenses

Financial expenses increased by 12.9%, or R$407.6 million, to R$3,571.0 million in 2016 from R$3,163.4 million in 2015, primarily due to a R$353.2 million increase in interest expenses, a R$97.2 million increase in monetary variations on fiscal debts and a R$97.2 million increase in monetary variations.

Current and deferred Income Tax and Social Contribution

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

Profit (Loss) for the year

As a result of the foregoing, we recorded a loss of R$729.2 million, or 1.5% of net sales revenue, during 2016, compared to a profit of R$2,760.2 million, or 5.9% of net sales revenue, during 2015.

Liquidity and Capital Resources

Our principal cash requirements for 2017 consisted of the following:

•         servicing our indebtedness;

•         working capital requirements;

•         capital expenditures related to investments in operations, construction of new plant facilities, and maintenance and expansion of plant facilities; and

•         dividends on our shares, including in the form of interest attributable to shareholders’ equity, and

•         payments under the Global Settlement.

Our principal sources of liquidity have traditionally consisted of the following:

•         cash flows from operating activities;

•         short-term and long-term borrowings; and

•         sales of debt securities in domestic and international capital markets.

During 2017, cash flow generated by operations was used primarily for investing activities, for working capital requirements, to service our outstanding debt obligations and to dividends payments to shareholders. In a meeting held on November 28, 2017, the Board of Directors approved the prepayment of dividends in the amount of R$1,000,000, which was made on December 12, 2017. The amount was sufficient to meet the minimum mandatory of than 25% of profit for the year calculated under Article 202 of Federal Law 6,404/76, for dividends for fiscal year 2017.

 As of December 31, 2017, our consolidated cash and cash equivalents amounted to R$3,480.4 million (US$1,052.1 million), excluding the aggregate amount of R$294.7 million (US$89.1 million) of Braskem Idesa’s cash and cash equivalents.

As of December 31, 2017, we had negative net working capital (defined as (1) current assets plus non-current assets held for sale, minus (2) current liabilities plus non-current liabilities held for sale) of R$1,145.4 million (US$346.3) million), including the total assets and total liabilities of Braskem Idesa S.A.P.I.

Projected Sources and Uses of Cash

Considering our short-term contractual obligations and commitments as of December 31, 2018 and budgeted capital expenditures for 2019, we anticipate that we will be required to spend R$23.6 billion during 2019 to meet our short-term contractual obligations and commitments and budgeted capital expenditures. We expect that we will meet these cash requirements for (1) our operations through sales of our products, and (2) our debt service through new financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including commitments from the Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES, to lend us funds under our revolving stand-by credit facilities (Contrato de Abertura de Limite de Crédito), or CALC facilities, described under “—Indebtedness and Financing Strategy—Credit Facilities with BNDES.” As of December 31, 2017, the full aggregate principal amount had been disbursed under these facilities. If needed to be used, such commitments are subject to conditions precedent. We pay commitment fees to these financial institutions in connection with their commitments, other than our BNDES revolving stand-by credit facilities.

In May 2018, in line with our commitment to maintain financial liquidity, we and several of our subsidiaries entered into an international revolving credit facility with several international financial institutions for a principal amount of US$1,000.0 million, which matures in May 2023. This line of credit may be used without restrictions to improve our credit quality or in the event of a deterioration in the macroeconomic scenario. As of the date of this annual report, this credit line had not been used. The two facilities held by the Company until then in the amounts of US$750 million with expiration in December 2019 and of R$500 million with expiration in September 2019 were cancelled.

Cash Flows

Cash Flows generated by Operating Activities

Net cash provided by operating activities was R$2,461.6 million during 2017, R$4,457.9 million during 2016, and R$7,091.7 million during 2015.

Net cash provided by operating activities decreased by R$1,996.3 million during 2017 compared to 2016 as a result of:

•	a R$1,343.8 million decline in amounts owed under our leniency agreement during 2017;
•

a R$1,598.4 million decline in trade accounts receivable during 2017 compared to a R$1,007.9 million increase during 2016, which was negatively impacted by the increase in sales prices in U.S. dollars, the exchange depreciation and the increase in working days, mainly due to the increase in Braskem Idesa's average receivables maturity.; and

•

a R$1,351.0 million decline in inventories during 2017 compared to an R$862.3 million increase during 2016, primarily as a result of higher volumes in naphtha stocks and finished products in anticipation of scheduled maintenance shutdown.

During 2017 the effects of these factors were partially offset by

•	a R$5,363.8 million increase in profit before income tax and social contribution and for the result with discontinued operations; and
•	a R$1,642.6 million decline in trade payables during 2017 compared to a R$4,254.6 million decline during 2016, primarily as a result of an increase in raw material costs, mainly naphtha.

Net cash provided by operating activities decreased by R$2,633.9million during 2016 compared to 2015 as a result of:

•	a R$4,530.2 million decline in profit (loss) before income tax and social contribution and for the result with discontinued operations;
•

a R$4,254.6 million decline in trade payables during 2016 compared to a R$1,518.3 million decline during 2015, primarily as a result of an increase in supplier payments in respect of goods and services and raw materials purchased at lower prices; and

•

a R$649.5 million decline in financial investments during 2016 compared to a R$145.0 million increase during 2015, primarily as a result of financial investments provided as guarantee to cover Braskem’s obligation related to the establishment of a reserve account in connection with the Braskem Idesa Financing.

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

•	an R$862.3 million increase in inventories during 2016 compared to a R$501.7 million increase in inventories during 2015, primarily as a result of the increase in sales volume.

Net cash generated by operating activities increased by R$4,431.0 million during 2015 compared to 2014 as a result of:

•	a R$3,365.8 million increase in profit (loss) before income tax and social contribution and for the result with discontinued operations;
•	a R$1,616.4 million increase in interest and monetary and exchange variations, net, primarily as a result of non-cash effects of classifications among segments; and
•

a R$220.2 million increase in taxes payable during 2015 compared to a R$476.1 million decline in taxes payable during 2014, primarily as a result of the restatement of improperly classified expenses from selling and distribution expense to other expense and to correct errors in the determination of taxes from prior periods

The effects of these factors were partially offset by:

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

Net cash used in Investing activities was  R$2,406.4 million during 2017, R$2,552.5 million during 2016 and R$3,334.2 million during 2015.

During 2017, investing activities for which we used cash on a consolidated basis primarily consisted of (1)  investments of R$1,576 million, in Brazilian units, which were allocated primarily to industrial operations including the investments related to operating efficiency, health, environmental and safety, or HES, productivity and modernization (such as diversification of the feedstock profile of the cracker in Bahia);  (2) investments of R$184 million (equivalent to US$57 million) were invested in the USA and Europe Unit, allocated to strategic projects, such as: (i) the new polypropylene plant and (ii) productivity gains at our polypropylene plants in the United States and Germany; and (3) investments of R$22 million in Mexico Complex.

During 2016, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$1,195.0 million for the construction of our Mexico Complex; (2) investments of R$1,439.0 million, which were allocated primarily to industrial operations (R$107 million of which were invested in the USA and Europe Unit), including the investments related to operating efficiency, HES, productivity and modernization; and (3) investments of R$341 million (of which R$244 million were invested in the USA and Europe Unit, equivalent to US$72 million) allocated to strategic projects, such as: (i) the production of UTEC® resin in La Porte, Texas; (ii) diversification of the feedstock profile of the cracker in Bahia; and (iii) productivity gains at our polypropylene plants in the United States and Germany.

During 2015, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$2,772.0 for the construction of our Mexico Complex; and (2) investments of R$1,272.0 allocated to maintenance of our plants during scheduled shutdowns and to develop certain industrial projects (R$214 million of which we invested in the USA and Europe Unit), including investments related to operating activity, HES, productivity and modernization.

In addition, we used cash to pay dividends in the aggregate amount of R$998.9 million.

Cash Flows Used in Financing Activities

 Net cash used in Financing Activities was R$2,988.5 million during 2017, R$2,757.3 million during 2016 and R$97.5 million during 2015.

During 2017:

•         we received disbursements under a financing agreement with certain governmental entities, in the amounts of R$420 million in September; and

•         we entered into a certain bonds which maturity of five and ten years, we borrowed an aggregate principal amount of R$ 5,470.1 million in the fourth quarter.

                During 2017, we used cash to pay:

•          R$2,149.6 million, representing aggregate interest expenses;

•          R$307.7 million, representing all advance on exchange contracts (adiantamentos sobre contratos de câmbio), or ACC, with local financial institutions;

•          R$3,357.6 million, representing corporate loans (advance exports contracts, credit facility, promissory notes and others), with local and international institutions;

•          R$176.9 million, representing all principal outstanding of the market bond with maturity in 2017;

•          R$441.0 million, representing the exports prepayments which local and international institutions;

•          R$300.8 million, representing all principal outstanding under a certain credit facility agreements of Braskem Idesa;

•          R$581.9 million, representing amortization of the Braskem Idesa Project Finance principal amount;

•          R$2,298.4 million, representing aggregate principal under a financing agreement with BNDES and certain governmental entities;

In addition, we used cash to pay dividends in the aggregate amount of R$998.9 million.

During 2016:

  we received disbursements under a financing agreement with BNDES and certain governmental entities, in the amounts of R$21 million, R$84.0 million and R$56 million in the first, second and fourth quarter of 2016, respectively;
  we entered into an export pre-payment agreement, or EPP, with international financial institutions under which we borrowed an aggregate principal amount of R$594.5 million in May, June and December, 2016;
  we entered into  certain ACCs with local financial institutions under which we borrowed an aggregate principal amount of R$358.5 million in 2016; and
  Braskem Idesa borrowed through the Braskem Idesa Working Capital Facility an aggregate amount of US$92 million from local financial institutions in September 2016.

During 2016, we used cash:

  to pay R$1,924 million, representing aggregate financial expenses;
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

Share Repurchase Program

On August 13, 2012, our board of directors authorized a share repurchase program under which we were authorized to repurchase up to 13,376,161 class A preferred shares at market prices over the B3 S.A. - Brasil, Bolsa e Balcão, or B3, at any time and from time to time prior to August 28, 2013. Shares that were repurchased will be held in treasury and may be resold or cancelled. As of December 31, 2012, we had repurchased 262,300 class A preferred shares for an aggregate of R$3.5 million.

We did not repurchase any shares in 2013 or 2014.

On February 11, 2015, our board of directors authorized a share repurchase program under which we are authorized to repurchase up to 3,500,000 class A preferred shares at market prices over the B3. The program started in February 19, 2015, and was effective until February 18, 2016. We repurchased 80,000 class A preferred shares for an aggregate of R$0.9 million in 2015.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2017 that have an impact on our liquidity:

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

Braskem has two revolving credit lines for the purpose of managing liquidity risks, which may be used without restrictions to improve the Company’s credit quality or in the event of deterioration in the macroeconomic scenario, in the amounts of: (i) US$750 million until December 2019; and (ii) US$500 million until September 2019. These credit facilities enable Braskem to reduce the amount of cash it holds. As of December 31, 2017, none of these credit lines had been used. On May 11, 2018, these two facilities were cancelled and Braskem S.A., in line with its commitment to maintain financial liquidity, entered into an international revolving credit facility in the amount of US$1,000 million with a syndicate of banks, maturing in 2023.

The table below shows Braskem’s financial liabilities by maturity, including the amounts due under the Leniency Agreement.

	Payments Due by Period
	Until	Between one and	Between three and	More than
	one year	three years	five years	five years	Total
	(in millions of reais)

Loans and financings(1)	1,285.1	4,047.4	6,842.1	24,700.1	36,874.7
Braskem Idesa borrowings(2)	820.3	1,832.9	2,250.6	7,616.3	12,520.1
Derivatives(3)	6.9	0.0	0.0	0.0	6.9
Defined benefit actuarial obligation(4)				0.0	0.0
Leniency agreement (5)	257.3	325.3	1,007.3	743.9	2,333.8
Purchase obligations for raw materials(6)	14,207.4	34,904.6	12,448.1	3,902.9	65,463.0
Purchase obligations for electric power and gas(6)	1,524.0	1,316.0	986.0	229.0	4,055.0
Total contractual obligations	18,101.0	42,426.2	23,534.1	37,192.2	121,253.5

(1) Consists of estimated future payments of amortization amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2017 and assuming (i) that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed after 100 years.

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

(5) Consists of the amounts due under the Leniency Agreement as of Management note 23.3 to the financial statements at December 31, 2017.

(6) Consists of purchase commitments for raw materials and electric power and gas pursuant to binding agreements of the company that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2016.

Indebtedness and Financing Strategy

As of December 31, 2017, our total outstanding consolidated indebtedness, net of transaction costs, was R$23,674.7 million, consisting of R$1,212.0 million of short-term indebtedness, including current portion of long term indebtedness (5.1% of our total indebtedness), and R$22,462.8 million of long-term indebtedness (94.9% of our total indebtedness), in addition to an aggregate amount of R$9,691.5 million (US$2,929.7 million) outstanding as of December 31, 2017 in connection with the secured debt related to our Mexico Complex. As of December 31, 2017, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness as of December 31, 2017, net of transaction costs, was R$1,533.2 million (4.6% of our total indebtedness), and our foreign currency-denominated indebtedness was R$31,833.0 million (95.4% of our total indebtedness).

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

The following table presents information relating to our debt maturity profile as of December 31, 2017:

R$ million	2018	2019	2020	2021	2022	2023	Thereafter	Total
Indebtedness	512.6	1,317.7	971.2	444.2	233.7	115.2	289.6	3,884.3
Capital Markets	746.7	-	1,315.5	3,299.7	1,654.0	1,654.0	11,412.6	20,082.6
Debt related to our Mexico Complex (Braskem Idesa Financing)	800.3	763.4	891.3	1,014.4	845.6	817.8	4,651.5	9,784.4
Total	2,059.7	2,081.1	3,178.1	4,758.4	2,733.3	2,587.0	16,353.7	33,751.3

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,212.0 million as of December 31, 2017. This short-term indebtedness does not include the debt related to our Mexico Complex and derivatives.

We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. As of December 31, 2017, the consolidated outstanding balance under our short-term finance lines in reais was R$199.1 million.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•         fixed-rate notes issued in the international market;

•         export credit notes;

•         credit facilities with BNDES;

•         bank credit facilities;

•         project financing; and

•         export prepayment facilities.

Some of these instruments contain covenants that could restrict, among other things, the ability of our company and most of our subsidiaries to incur liens or merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of December 31, 2017, R$704.0 million of our real-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

As of December 31, 2017, all of our project finance debt related to our Mexico Complex was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, some of our rights to repayment under subordinated loans that Braskem S.A. has made to Braskem Idesa and all of the assets of Braskem Idesa.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal plus Interest (Amount as of December 31, 2017)	Final Maturity
	(in millions of U.S. dollars)

7.250% Notes due 2018(1)	133,094	June 2018
7.00% Notes due 2020(1)	401,775	May 2020
5.75% Notes due 2021(1)	1,009,449	April 2021
5.375% Notes due 2022(1)	504,330	May 2022
6.45% Notes due 2024(1)	769,887	February 2024
4.50% Notes due 2028(1)	1,262,656	February 2028
7.125% Notes due 2041(2)	773,453	July 2041
7.375% Perpetual Bonds(1)	712,333	—

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

Issue Date	Outstanding Principal and Interest as of December 31, 2017	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

2010-2012	441.4	105.0% of CDI	Annual (1)	2021
2007-2008(2)	679.9	7.30%-7.87%	Bullet Maturity	2018–2020

___________________________

(1)   Facilities amended in October 2013 to extend maturity from February 2014 to October 2021.

(2)   Facility denominated in U.S. dollars.

Credit Facilities with BNDES

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

The interest rates for loans drawn under these facilities are set at the time the loans are made and are based on the TLP rate or a fixed rate defined at closing date. Loans made under these facilities may have maturities up to ten years. The outstanding principal and interest of each of these loans is payable in monthly installments following the expiration of the grace period for these loans, which is generally one year or 18 months, depending upon the terms of the relevant facility.

The table below sets forth selected information with respect to our BNDES revolving credit facilities as of December 31, 2017.

Facility	Committed Principal Amount	Outstanding Principal and Interest	Weighted Average Interest Rate	Expiration of Commitment
	(in millions of reais)	(in millions of reais)
December 2009	R$500.0

Fixed rate		56.9	4.0% to 4.5%	January 2021
November 2011	R$2,460.0

TLP loans		31.3	TLP plus 0.00% to 3.58%	December 2021
Fixed rate		75.0	3.5% to7.0%	December 2021

        Each of these credit facilities is secured by mortgages on (1) two of our plants located in Southern Complex, (2) one of our plants located in the cities of Santo André in the state of São Paulo.

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

Bank Credit Facilities

In September 2017, we entered in a Loan Agreement with an international institution and we received a disbursement in an aggregate principal amount of R$135.0 million. This facility bears interest at a rate of LIBOR plus 1.61% per annum, payable semi-annually until maturity in March 2027. The outstanding principal amount is payable in 18 successive semi-annual installments beginning in September 2018.

Export Prepayment Agreements

We have entered into several export prepayment agreements and advances on exchange contracts. One of our export prepayment agreements is secured by certain of our export receivables. The table below sets forth our significant outstanding export prepayment agreement, the outstanding principal amount of this facility, the interest rate applicable to this facility, the amortization schedule of this facility and its maturity date.

Issue Date	Outstanding Principal Amount as of December 31, 2017	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)
January 2013	100.0	LIBOR + 1.10%	Semi-annual (1)	November 2022

____________________________

(1)   Amortization on this facility commenced in May 2013

Although export prepayment facilities and advances on exchange contracts have historically accounted for an important part of our financing strategy, as of December 31, 2017, they accounted for only 3.3% of our outstanding indebtedness.

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

Capital Expenditures

In 2017, our total investments on property, plant and equipment and intangible assets totaled R$2,881.4 million, consisting primarily of (1) a capital expenditure of $1,576 million, in Brazilian units, which were allocated primarily to industrial operations including the investments related to operating efficiency, HES, productivity and modernization (such as diversification of the feedstock profile of the cracker in Bahia); (2) investments of R$184 million were invested in the USA and Europe Unit (equivalent to US$57 million) allocated to strategic projects, such as: (i) the new polypropylene plant and (ii) productivity gains at our polypropylene plants in the United States and Germany; and (3) investments of R$22 million in Mexico Complex.

Capital Expenditure Budget

We planned to invest around R$2,872 million in 2018 and our investments were 4% lower than planned, totalizing R$2,770 million. Of this amount, R$1,944 million were related to operating investments, and were allocated to maintenance, productivity, HES and operational efficiency, including the disbursements for the scheduled maintenance shutdown of the cracker in Triunfo, Rio Grande do Sul, in the first quarter of 2018. The 2018 operating investments were 2% lower than planned, due to gains in commercial negotiations with suppliers and the cancelation/postponement of projects.

The remainder was allocated to other strategic projects and R$778 million (US$210 million) was invested in the construction of the new PP plant in the United States.

Joint Venture

Mexico Complex

Braskem and Idesa formed Braskem Idesa in April 2010 to develop, construct and operate the Mexico Complex, located in the Mexican state of Veracruz. The Mexico Complex includes an ethylene cracker that produces 1.05 million tons of ethylene per year from ethane based on technology licensed from Technip Italy S.p.A, or Technip, -two high density polyethylene plants based on Innovene S technology licensed from Ineos Commercial Services UK Limited (as successor to Ineos Europe Limited) and a low density polyethylene plant based on Lupotech T technology licensed from Basell Polyolefin GmbH. The three polyethylene plants have a combined annual production capacity of 1.0 million tons of HDPE and LDPE. As of December 31, 2017, we produced 923.540 tons of HDPE and LDPE.

Braskem Idesa is party to an ethane supply agreement with Pemex TRI dated February 19, 2010, pursuant to which Pemex TRI is obligated to provide, and Braskem Idesa to purchase, 66,000 barrels per day of ethane to the Mexico Complex for a period of 20 years at prices based on U.S. dollar-based international reference price of these feedstocks. Under this agreement, any daily amount rejected by Braskem Idesa must be purchased in installments in subsequent deliveries until the deficit has been resolved. This contract will expire in 2035 and is renewable for three five-year periods, with prior notice by a party at least two years prior to the expiration of the agreement that it intends to renew this agreement. Pemex TRI may terminate the contract in the event of: (1) a failure to pay that continues for more than 180 days after notice, or (2) an emergency stoppage in operations or force majeure event that continues for more than 48 months.

In February 2010, we and Idesa entered into the Braskem Idesa shareholders’ agreement to govern our relationship with respect to Braskem Idesa, which was amended in November 2012, December 2012, April 2015, and April 2017. The Braskem Idesa shareholders’ agreement, as amended, sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Idesa as shareholders of Braskem Idesa. Under the Braskem Idesa shareholders’ agreement, as amended:

•	the parties agree to use their best efforts to use Braskem Idesa as their commercialization vehicle for polyethylene in Mexico;
•	the parties agree that the polyethylene production of Braskem Idesa shall be strategically focused on supplying the Mexican market;
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

Equity Support Agreement Relating to the Mexico Complex

In December 2012, we, Braskem Idesa, Etileno XXI, S.A. de C.V., and Idesa entered into an equity support agreement pursuant to which Braskem Idesa’s shareholders agreed to make and guarantee payment of certain equity contributions to Braskem Idesa. This contract was amended and restated in April 2015. Pursuant to the amended and restated equity support agreement, the parties assumed a base equity commitment of US$2.0 billion in proportion to their percentage ownership, direct or indirect, in Braskem Idesa (Braskem 75% and Idesa 25%), which has been fully contributed into Braskem Idesa. The shareholders have also assumed the obligation of making certain contingent equity contributions to cover any additional amounts necessary to complete the project. The contingent equity commitment that remains available is in the amount of up to US$200 million, and such commitment will be available until the occurrence of the contingent equity release date in accordance with the amended and restated equity support agreement; provided that the same will be reduced to the lesser of the amount then available and US$100 million upon the achievement of financial completion of the project. Currently, we have not provided credit support for any of our obligations to fund base equity or primary or secondary contingent equity, but in the event that we cease to have an investment grade rating prior to the release of our base and contingent equity obligations, we will be required to provide cash collateral or in an amount equal to any such equity contributions that we may be required to make under the agreement.

Amendments to Braskem Idesa Shareholders’ Agreement Relating to Project Ethylene XXI

In February 2010, Braskem and Idesa entered into a shareholders’ agreement, which we refer to as the Braskem Idesa shareholders’ agreement, to govern our relationship with respect to Braskem Idesa. In November 2012, Braskem and Idesa entered into the first amendment to the Braskem Idesa shareholders’ agreement, under which our ownership interest in Braskem Idesa was increased to 75% minus one share of the equity interest in Braskem Idesa and Idesa’s ownership interest in Braskem Idesa was reduced to 25% plus one share of the equity interest. In December 2012, we and Idesa entered into the second amendment to the Braskem Idesa shareholders’ agreement to include the commitment of both Sponsors to fund certain primary and secondary contingent equity to the project. In April 2015, we and Idesa entered into the third amendment to the Braskem Idesa shareholders’ agreement to include additional base equity contribution and reaffirm the new commitments of contingent equity, under which we agreed to fund up to 100% of the contingent equity commitment under the equity support agreement up to start-up date. The primary contingent equity commitment is approximately US$208 million. Finally, in April 2017, we and Idesa amended and restated the Braskem Idesa shareholders’ agreement to update the terms to reflect the progress of the enterprise since the original signing in 2010 and to reflect the understanding among the shareholders as to the shareholders’ rights and obligations in connection with the payment of fees and interest by Idesa related to any funding by Braskem of Idesa’s portion of contingent equity or the working capital needs of Braskem Idesa, and the eventual dilution of Idesa’s equity interests in Braskem Idesa as a result of the same.

Other Investments

UTEC® Project

The Company’s new production line of ultra-high molecular weight polyethylene (UHMWPE), commercially known as UTEC® began its operation in January 2017.

Located in the city of La Porte, state of Texas, in the United States, the production from this plant will complement the capacity of the already exiting line in Brazil, in the petrochemical complex of Camaçari. With 100% Brazilian technology, the UTEC® resin has sophisticated applications in several industries, such as automotive and transportation, electronics, fibers and textiles, heavy industry and machines, material handling, oil and gas, pipelines and mining, porous plastics, recreation, and for the end consumer.

The main market for the production of the La Porte UTEC® plant is the North-American market, but the company expects, in the future, to export resin for destinations such as Europe, India and China. The beginning of this plant’s operations strengthens the Company’s position as one of the biggest UHMWPE producers in the world.

Raw material flexibility project in Bahia

Aligned with the Company’s strategy, which looks for alternatives sources of raw materials to increase its global competitiveness, in November 2017, the flexibilization for production of up to 15% of ethylene using ethane as raw material began in the petrochemical complex in Bahia.

For the raw material supply, the Company signed an agreement for the purchase of ethane from the United States from an affiliated company of Enterprise Products. The term of the agreement is of 10 the years, and the price is based on the international reference of Mont Belvieu.

R$380 million have been invested in the technological adaptation of the Chemicals Unit in Camaçari, in the pipeline and in the adaptation of the logistics infrastructure of the Dock-Terminal of Aratu, in Candeias.

Debottlenecking of the capacity in the Marcus Hook plant, USA

Aligned with the strategy of expanding to international markets and to meet its clients’ needs, in 2016, the Company invested approximately US$21 million in the debottlenecking of the production capacity of the Marcus Hook/PA PP plant, increasing its nominal capacity in 64 thousand tons per year. The scope of the project included improvements to the propylene purifier and in the resin production areas of the plant.

New PP plant in the United States

Aligned with the strategy to diversify the raw materials matrix and geographic expansion in the Americas, reinforcing the leadership in the PP production in the United States, the Company’s Board of Directors approved, on June 21, 2017, the project to build a new PP plant of 450 thousand tons at the La Porte site, in the American state of Texas. The beginning of the project’s operation is expected for the second quarter of 2020.

With an approved investment of up to US$675 million, in 2017 the Company already invested US$172 million in the engineering project detailing and in the purchase of equipment. In 2017, the project has a 9% advance: 67% of the engineering and 43% of the purchases were completed, and the site began to be prepared for the construction and assembly of temporary facilities. It is worth highlighting that Linde Group was hired to lead the EPC of the project and the choice of Grace’s UNIPOL® technology.

Until the release of this report, Braskem already had invested US$485 million and construction had reached 65.5% of completion, as follows:

•         Engineering Detailing: 97.6% completed.

•         Equipment and Material Acquisitions: 99.8% completed.

•         Construction: 61.0% completed.

Braskem America entered into a credit facility in the amount of up to US$225 million that is secured by Euler Hermes, a German export credit agency, which will be used to finance a portion of the investments in the new PP plant. The transaction, which matures on December 30, 2028, has a cost of 0.65% p.a. + semiannual LIBOR. The funds will be disbursed in accordance with the progress of the project’s construction and the total amount is expected to be disbursed by December 30, 2020.

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

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting scheduled for 2020. Members of our board of directors are subject to removal at any time with or without cause at a general shareholders´ meeting. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors and the members of our board of directors need not be shareholders of our company. Our board of directors is presided over by the president of the board of directors, and, in his absence, the vice president of the board of directors. The president and the vice president of our board of directors are elected at a general shareholders´ meeting from among the members of our board of directors, serve for two-year terms and are eligible for reelection.

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

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Marcelo Moses de Oliveira Lyrio (1)	June 27, 2017	Chairman of the Board	56
João Cox Neto	June 8, 2016	Vice-Chairman of the Board	56
Ana Lúcia Poças Zambelli	June 19, 2019	Board Member	46
Roberto Lopes Pontes Simões	May 22, 2019	Board Member	62
Gesner José de Oliveira Filho (1)	June 27, 2017	Board Member	63
Pedro Oliva Marcilio de Sousa (1)	June 27, 2017	Board Member	46
Roberto Faldini	May 22, 2019	Board Member	71
João Pinheiro Nogueira Batista	April 22, 2019	Board Member	63
Fábio Venturelli (1)	October 16, 2018	Board Member	53
Julio Soares de Moura Neto (1)	April 22, 2019	Board Member	76
Mauro Motta Figueira	April 27, 2012	Board Member	49
Larry Carris Cardoso	October 16, 2018	Alternate	44
André Amaro da Silveira	June 8, 2016	Alternate	56
Marcelo Rossini de Oliveira	April 22, 2019	Alternate	41
Susan Barrio de Siqueira Campos	April 30, 2018	Alternate	38
Marcelo Mancini Stella	June 8, 2016	Alternate	56
João Carlos Trigo de Loureiro	April 7, 2016	Alternate	66
José Marcelo Lima Pontes	May 22, 2019	Alternate	65

 (1)          Independent director.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

Marcelo Moses de Oliveira Lyrio. Mr. Lyrio is the Chairman of our board of directors, is an independent director and was appointed to our board of directors by Odebrecht. He is the founding partner of Príncipio Assessoria Empresarial. During 12 years, from 2004 to 2016, he was a businessman, partner and co-founder of Signatura Lazard, and Managing Director (MD) of Lazard in Brazil. During this period, he worked as an assistant for large Brazilian and foreign corporate groups, working on their local and international investments. Mr. Lyrio also worked for 14 years, between 1990 and 2004, for ING Bank and ING Barings in several areas of the institution, and has been its President in Brazil for the last three years. Mr. Lyrio holds a bachelor’s degree in economics from Pontifícia Universidade Católica - PUC of Rio de Janeiro.

João Cox Neto. Mr. Cox is the Vice Chairman of our board of directors and was appointed to our board of directors as a nominee of Petrobras. He is currently a member of the board of directors of Embraer S.A., Petrobras, S.A., Qualicorp S.A., Linx S.A. and Eldorado S.A.. He is a founding partner and managing director of Cox Investimentos & Consultoria Ltda. Between 2006 and 2010, Mr. Cox served as CEO and vice-chairman of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as CFO and investor relations of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004 and also CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Mr. Cox has served as a member of the boards of directors of other companies in Brazil, Argentina, the Netherlands and Israel. He served as a consultant to CRSFN - National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly Held Companies) and IBRI (Brazilian Institute of Investors’ Relations). Mr. Cox holds a bachelor’s degree in economics from Universidade Federal da Bahia and pursued his master’s degree in economics from Université du Québec à Montreal and College of Petroleum Studies of Oxford University.

Ana Lúcia Poças Zambelli. Ms. Zambelli was appointed to our board of directors by Petrobras. She is a senior executive with 22 years of experience in the Oil & Gas industry (O&G). She holds a degree in Mechanical Engineering, a Master's Degree in Petroleum Engineering and a Graduate Degree in Leadership, Strategy and Innovation from MIT - Massachusetts Institute of Technology. Currently, Ms. Ana Lúcia Poças Zambelli is also a member of the board of directors at Petrobras.

Roberto Lopes Pontes Simões. Mr. Simões was elected to our board of directors as a nominee of Odebrecht. Mr.Simões has acted as chairman or member of the board of directors of large companies, such as Odebrecht Engenharia e Construção, Consórcio Baia de Sepetiba, Itaguaí Construções Navais, Petroquímica Paulínia, Ipiranga Química, Ipiranga Petroquímica, Refinaria Ipiranga, COPESUL, Petroflex and CETREL. He is currently the CEO of Ocyan, where he started working in 2012. From 2010 to 2012, he was the CEO of Odebrecht Defesa e Tecnologia. From 2008 to 2010, he was the president of Santo Antonio Energia. At Braskem, he held the position of Executive Vice President, from 2004 to 2008. From 2000 to 2004 he held the position of COO and, subsequently CEO of iG-Internet Group. He was the president of Opportrans Concessão Metroviária - Metro Rio, from 1999 to 2000. His career at Odebrecht began in 1994, as a Tenenge and CNO Agreements Officer. Mr. Simões holds a degree in Mechanical Engineering from Universidade Federal da Bahia (UFBA) obtained in 1978. He also attended the Petrochemical Projects and Maintenance Engineering Course - Cemant (a cooperation between Petrobras and UFBA). He is a member of Obras Sociais de Irmã Dulce (Charitable Works Foundation of Sister Dulce).

Gesner José de Oliveira Filho. Mr. Oliveira Filho is an independent director and was appointed to our board of directors by Odebrecht.  Gesner Oliveira is certified by the Brazilian Institute of Cooperative Governance. He is currently a member of the board of directors of TIM, chairman of Estre, member of the board of directors of Iguá and Instituto Iguá, a member of the Self-regulation Council of FEBRABAN, member of the Advisory Board of ETCO, CIEE and the Muktistakeholder Council of the Less Loss, Less Water Movement. Partner of GO Associados, Professor at EAESP/FGV, Coordinator of the Economics Group of Infrastructure & Environmental Solutions of FGV. Between 2007 and 2010, he was the President of Sabesp – Sanitation Company of the State of São Paulo. He has also acted as a Consultant in a project for the World Bank, for institutional analysis of a sanitation company in Dhaka, Bangladesh, in 2012. Mr. Gesner Oliveira graduated with a degree in Economics from the School of Economics and Administration of Universidade de São Paulo – FEA/USP, with a Master’s degree in Economics from the Economics Institute of Universidade Estadual de Campinas (UNICAMP) and Ph.D. in Economics from University of California, Berkeley.

Pedro Oliva Marcilio de Sousa. Mr. Sousa is an independent director and was appointed to our board of directors by Odebrecht. Currently, he is a member of the board of directors of Klabin S.A. and from 2011 to 2017 he acted as a Resources Management Office at GR Partners Gestão de Recursos Ltda. In 2011, he acted as an M&A Officer. From 2009 to 2010, he acted as M&A officer at Banco Standard de Investimentos S.A. As of 2013, he has been acting as a member of the Audit Committee at Companhia Brasileira de Distribuição and B3 S.A. – Brasil, Bolsa e Balcão. Between 2013 and 2014, he was a member of the fiscal board of Hypermarcas. Mr. Sousa holds a bachelor’s degree in law from Faculdade de Direito da Universidade Federal of the State of Bahia.

Roberto Faldini. Mr. Faldini was elected to our board of directors as a nominee of Odebrecht. He holds a degree in Business Administrator from the Getulio Vargas Foundation obteained in 1972. He also holds specialization degrees in (i) Advanced Management from Dom Cabral Foundation and INSEAD, obtained in 1991; (ii) Entrepreneurship from Babson College, obtained in 2004 and (iii) Corporate Governance (IFC and IBGC), obtained in 2009, 2011, 2013 and 2016. Mr. Faldini is the president and partner of Faldini Estratégia Empresarial, and the CEO of MBF, Administração e Serviços. He currently holds the position of Chairman of the Board of Metalúrgica Golin S.A., and he is a member of the Boards of Vulcabrás-Azaleia, Marfrig General Foods, CHP Group (Celulose Irani and Cia. Habitasul) and Odebrecht S.A.. He is a volunteer member of the Board of Trustees of Dorina Nowill Foundation for Blind People and Crespi Prado Foundation. He is an officer of the Ema Gordon Klabin Cultural Foundation. Mr. Faldini is an invited professor at Dom Cabral Foundation and an arbitrator at the Arbitration Chamber of the B3. He has been a member of the Board of Directors and Advisory Boards of several companies in Brazil and abroad, including, Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet and Sadia. Mr. Faldini is a co-founder of IBCG - Brazilian Institute for Corporate Governance in 1995, and he remains active in many of its committees. He is an associated member of IBEF - Brazilian Institute for Financial Executives, and FBN - Family Business Network. For more than 20 years he was the CEO, a shareholder and member of the Board of Directors of Metal Leve S.A., and he held the position of President of CVM in 1992. He was the coordinator in the State of São Paulo, of the Family Business Core - PDA of the Dom Cabral Foundation, from 2002 to 2007.

João Pinheiro Nogueira Batista.  Mr. Batista was elected to our board of directors as a nominee of Odebrecht S.A.. He has served for more than ten years on Boards of Directors of companies in Brazil. In the Odebrecht Group, he was an independent member of the Boards of Directors of Odebrecht Engenharia e Construção since June 2017 and Ocyan since April 2018, where he remained until January 2019, and joined the Board of Directors of Odebrecht SA in November 2018. In addition, currently he is a CEO of Evoltz S.A.. He was the CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, as well as a director at companies such as Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. Batista holds a degree in Economics from PUC-RJ and an MBA degree in Economic Engineering from Universidade Gama Filho, Rio de Janeiro

Fábio Venturelli. Mr. Venturelli is an independent director and was appointed to our board of directors by Petrobras. He has more than 25 years of experience in corporate management, global business management and commercial management, with vast experience in management of national and international companies. Currently, he is a member of the boards of directors of CTC – Centro de Tecnologia Canavieira S.A. and COINFRA – Conselho Superior de Infraestrutura da FIESP. Mr. Venturelli has been the CEO of São Martinho since 2007. He began his career at Dow Chemical, where he held several positions both in Brazil and in the United States, including as Global Business Officer and Corporate and Strategic Development Officer, between 1989 and 2007. In addition, Mr. Venturelli was the receipient of the Businessman of Value - Executivo de Valor prize, granted by the newspaper Valor Econômico, in 2012, 2013, 2016, 2017 and 2018, and he was named one of the best CEOs in Brazil by Forbes Magazine in 2017. Mr. Venturelli holds a bachelor’s degree in production engineering at the Engineering School of the University of São Paulo, an MBA from FIA-FEA and participated in the Young Management Program at INSEAD, in France.

Julio Soares de Moura Neto. Mr. Moura is an independent director and was appointed to our board of directors by Petrobras. He is a Fleet Admiral and has experience on the Strategic Consulting Board of Fundação EZUTE, on the Consulting Board of Cia Brasileira de Cartuchos (CBC) (SP) and in the Consulting Board of Sindicato Nacional das Indústrias de Materiais de Defesa (SIMDE). Mr. Moura holds a degree in Command and General Staff from the Escola de Guerra Naval, Navy War Higher Course from the Escola de Guerra Naval and Navy War Higher Course from Instituto Superior Naval de Guerra in Portugal.

Mauro Motta Figueira. Mr. Figueira was elected to our board of directors as a nominee of Odebrecht. Mr. Figueira currently serves as the investment and strategic planning director of Odebrecht. Previously, he was a management associate at Citibank and strategic planning manager at OPP Petroquimica until 2002; senior consultant at management consulting firm A.T. Kearney from 2004 to 2006, marketing controller at J&J Pharmaceutical Division (Janssen) from 2006 to 2008 and senior manager at strategic consulting firm Monitor Group from 2008 to 2010. Mr. Figueira holds a degree in production engineering from the University of São Paulo and has an MBA degree from the Darden School of Business of the University of Virginia.

Alternate Directors

Larry Carris Cardoso. Mr. Cardoso was elected as an alternate member of our board of directors as a nominee of Petrobras. He has worked at Petrobras since 2003 and currently serves as currently the General Manager of Loans and Financing, and previously served as a Corporate Finance Manager from 2013 to 2014, Manager of Financial Resources from 2011 to 2013, Manager of Sector Financial Operations from 2003 to 2011 and Exchange Coordinator at Petrobras from 2001 to 2002.  In addition, he was a member of the Audit Committee of FCC – Fábrica Carioca de Catalizadores from 2012 to 2014. Previously, Mr. Cardoso was a member of of the Investment Committee at Petros. Between 1998 and 2004, he was a professor of economics at Faculdade Moraes Júnior and at University Estácio de Sá. Mr. Cardoso holds a bachelor’s degree, a master’s degree and a Ph.D. in Economics from the Federal University of the State of Rio de Janeiro.

André Amaro da Silveira.  Mr. Silveira was elected an alternate member of our board of directors as a nominee of Odebrecht S.A.. He has worked with Odebrecht Group since 1989. Currently, he is a Director of Odebrecht S.A. and a member of the boards of directors of Odebrecht Engenharia e Construção, Ocyan, Odebrecht Transport, Odebrecht Latinvet, Atvos and OR, acting also on its respective Compliance Committees. He began his career in heavy infrastructure projects and led Odebrecht investments in the concession of public services in Brazil, Argentina and Portugal. During this period, he was also Director of Project Finance and Export at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem, Director of Human Resources at Odebrecht S.A., President of Odebrecht Properties and Defesa e Tecnologia. Mr. SIlveira holds a degree in Civil Engineering from Unversidade Federal de Minas Gerais and has a Master of Business Administration degree from IMD.

Marcelo Rossini de Oliveira. Mr. Oliveira was elected as an alternate a member of our board of directors as a nominee of Odebrecht. Mr. Oliveira currently serves as the Treasury and IR Officer of Odebrecht S.A. From 2005 to 2018, he worked as a financial analyst, Capital Market and Operations Structure Manager and Treasury Manager of Braskem S.A.. He previously worked as senior auditor and financial analyst of Deloitte - Auditores e Consultores. Mr. Rossini holds a degree in Economical Sciences from Universidade Católica do Salvador, a post graduate degree in Finance from Fundação Getulio Vargas and an MBA degree in Finance from Insper.

Susan Barrio de Siqueira Campos. Ms. Campos was elected an alternate member of our board of directors as a nominee of Odebrecht S.A.. She is currently an attorney of Odebrecht S.A. A professional with 14 years’ experience in the areas of finance, Mergers and Acquisitions, and Investment Projects of legal departments. She started her career as an attorney in the financial area of the legal department of Braskem in 2005. She was also manager of the areas of finance, Mergers and Acquisitions and Investment Projects of the legal department of Braskem, between 2006 and 2010. In 2011 she held the position of international associate of the corporate area of Simpson Thacher & Bartlett LLP, New York, USA. At the Odebrecht Organization, she started in 2012 as legal responsible for Odebrecht Properties S.A. Ms. Campos holds a Law degree from Fundação Armando Alvares Penteado, in São Paulo, obtained in 2004, a certificate in Financial Management from Insper Instituto de Ensino e Pesquisa, in São Paulo, obtained in 2010, and completed an LLM at the University Of Michigan Law School, Michigan, USA, in 2011.

Marcelo Mancini Stella.  Mr. Mancini was elected as an alternate member of our board of directors as a nominee of Odebrecht S.A. He has served as the Vice President in charge of marketing Ethanol, Sugar and Energy and for the Logistics, Supply and Business Development businesses at Atvos since 2010. Previously, he held several positions at Braskem from 2002 to 2010, leading the business directorship of Polyethylene, Vinyls and Polypropylene. He worked for Pilkington Brasil Ltd. as sales and marketing director of Brazil from 1990 to 2002. Mr. Mancini holds a bachelor's degree in production engineering from the Polytechnic School of the University of São Paulo and an MBA degree from the University of São Paulo - FIA. He also participated in the INSEAD Finance Program and the Marketing Program at Cranfield University.

João Carlos Trigo de Loureiro. Mr. Loureiro was elected as an alternate member of our board of directors as a nominee of Petrobras, Mr. Loureiro has 40 years of professional experience, including more than six years in France, with vast management experience. Since 2015 he holds the position of Manager of Interests in Petrochemical and Biofuel Companies at Petrobras. Mr. Loureiro holds a degree in economics from Universidade Cândido Mendes and an executive MBA degree in oil and gas from Coppe – UFRJ.

José Marcelo Lima Pontes. Mr. Pontes was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Pontes is a professional journalist, with 34 years of experience at some of the main media outlets in Brazil, and 21 years of experience in corporate communication, six of which at Odebrecht.

Board of Executive Officers of Braskem

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of a chief executive officer and between three and nine additional members, each responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer and the general counsel, have no formal titles (other than the title of executive officer or “Director”) but have the informal titles set forth in the table.

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends at the first board of directors meeting held immediately after our annual shareholders’ meeting to be held in 2021. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table lists the current members of our board of executive officers:

Name	Year of Appointment	Position Held	Age
Fernando Musa	2016	Chief Executive Officer	54
Pedro van Langendonck Teixeira de Freitas	2016	Chief Financial Officer, Investor Relations and External Affairs Officer	43
Cristiana Lapa	2019	General Counsel and Corporate Governance Officer	42
Edison Terra Filho	2016	Executive Officer and Head of Polyolefins South America and Europe Unit	47
Marcelo Arantes de Carvalho	2015	Executive Officer and Head of People, Communication, Marketing and Sustainable Development	51
Marcelo de Oliveira Cerqueira	2013	Executive Officer and Head of Chemicals and Vinyl Unit	54
Luiz Eduardo Valente Moreira	2019	Executive Officer and Head of Investments & Portfolio	62

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers:

Fernando Musa.  Mr. Musa is currently our chief executive officer. From April 2012 to April 2016, Mr. Musa was in charge of our company’s business in the United States and Europe. Before that, in 2011, Mr. Musa was planning and business development officer for Braskem, leading the areas of strategic planning, procurement and information technology and also in charge of quantiQ, Braskem’s distributor of chemical products. Mr. Musa joined Braskem in January 2010 as planning and integration officer at Quattor (at the time of the acquisition by Braskem), where he was responsible for the integration into Braskem, leading the financial, procurement, polymer logistics and SAP project areas. Previously, Mr. Musa held leadership positions at McKinsey, Editora Abril and Monitor Group. Mr. Musa holds a degree in mechanical engineering from the Aeronautic Technological Institute (Instituto Tecnológico da Aeronáutica), or ITA, in São José dos Campos, Brazil and an MBA degree from Insead

Pedro Van Langendonck Teixeira de Freitas.  Mr. Freitas is currently our chief financial officer, investor relations and external affairs officer. He previously served in our strategic planning area from 2011 to 2016. Prior to this, he was a strategy consultant, having participated in the construction of business strategies and mergers and acquisitions projects in various industries, including petrochemicals, agribusiness, consumer goods and pharmaceuticals. Mr. Freitas holds a degree in production engineering from the Polytechnic School of the University of São Paulo and an MBA degree from Insead.

Cristiana Lapa. Ms. Lapa is currently our General Counsel and Corporate Governance officer. Ms. Lapa joined the Company in November 2006 as a Legal Manager responsible for the labor, pension and environmental areas, where she worked until 2013, when she became a Legal Director for the South America and Europe Polyolefins Unit. Previously, she was an intern and lawyer at the law firm Pinheiro Neto Advogados, from 1997 to 2006. She holds a bachelor’s degree, master’s degree and doctorate from the Law School of the University of São Paulo (USP), completed a non-degree program in Labor Law from COGEAE at the Pontifical Catholic University of São Paulo (PUC-SP) and conducted research at Montesquieu University in France.

Edison Terra Filho.  Mr. Terra is currently our head of polyolefins South America and Europe Unit. Mr. Terra joined Braskem in 2002 and has held positions in several areas, including marketing, supply chain and export and as leader of Small Enterprise Polyethylene, UNIB and quantiQ. Previously, he served in several positions at Rhodia from 1993 to 2002. Mr. Terra holds a bachelor’s degree in production engineering from Escola Politécnica da USP and a master’s degree in business administration from EAESP-FGV/SP. He also completed extension courses in Global Leadership at Wharton Business School and in Disruptive Technologies at Singularity University.

Marcelo Arantes de Carvalho.  Mr. Carvalho is currently our head of people, communication, marketing and sustainable development. He has implemented organizational and human resources training programs, cultural change and leadership development programs and developed and implemented global strategies in the areas of human resources, information technology and procurement. Previously, Mr. Carvalho worked in global companies such as ABB, Unilever, Fiat Chrysler Automotive and Braskem. He has over 28 years of experience in the human resources, information technology and procurement areas in industries such as metallurgy, automation and power technology, telecommunications, automotive, consumer goods and petrochemical/chemical industries. Mr. Carvalho holds a degree in business administration, with specialization in business management, from Fundação Dom Cabral and a degree in global leadership from Wharton.

Marcelo de Oliveira Cerqueira.  Mr. Cerqueira is currently the head of the Chemicals and Vinyl Business. Mr. Cerqueira previously served as head of our Vinyls Unit from 2010 until October 2013, as industrial vinyls director from 2009 until 2010 and as production manager of our PVC production unit in the State of Bahia from 2003 until 2008. Previously he worked at Trikem in various capacities, including production manager of the PVC production unit in the State of Alagoas from 1997 until 2002. At Companhia Petroquímica Camaçari, he worked with the production logistics, health, safety and the environment and procurement engineering areas from 1989 until 1996. He began his career at Companhia Alcoolquímica Nacional and COPERBO (now Lanxess), where he worked from 1987 until 1989. Mr. Cerqueira holds a bachelor’s degree in chemical engineering from the University of Pernambuco and an MBA degree from FGV.

Luiz Eduardo Valente Moreira. Mr. Moreira is currently our head of Investments & Portfolio. Mr. Moreira has a 38 years of experience in the Petrobras system, primarily in the following positions: Industrial Executive Manager from April 2018 to March 2019; Safety, Environment and Health Executive Manager from 2015 to 2018; Director of the Comperj Petrochemical Project from 2013 to 2015; Gas and Gas Chemical Energy and Liquefaction Manager (GE-GQL) from 2009 to 2013; General Manager of the Bahia Nitrogen Fertilizers Plant (FAFEN-BA) from 2008 to 2009; General Manager of the Henrique Lage Refinery (REVAP) from 2005 to 2008; General Manager of Refining Technology for Supply (AB-RE/TR) from 2001 to 2005; and Superintendent of the Presidente Getúlio Vargas Refinery (REPAR) from 1999 to 2000. Mr. Moreira holds bachelor’s degree in chemical engineering from the Federal University of Rio de Janeiro (UFRJ) and a graduate degree in Petroleum Processes Engineering from the same university, as well as an Executive MBA degree from COPPEAD (UFRJ).

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

The following table lists the current members of our fiscal council and their alternates:

Name	Year of Appointment

Ismael Campos de Abreu	2003
Gilberto Braga	2017
Carlos Alberto Rechelo Neto	2018
Viviana Cardoso de Sá e Faria	2019
Patricia Gracindo Marques de Assis Bentes	2019

Ivan Silva Duarte (alternate)	2016
Tatiana Macedo Costa Rego Tourinho (alternate)	2018
Bruno Passos da Silva Melo (alternate)	2019
Bruno Carvalho Baruqui (alternate)	2018
Fábio Vianna (alternate)	2019

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Ismael Campos de Abreu.  Mr. Abreu was elected a member of our fiscal council as representative of Odebrecht in 2003. He served in the period of April 2011 until May 2017, as director of Kieppe Participações and Administration Ltda., and as Controller of Odebrecht S.A., between 1995 and March 2011. Served as the manager of the tax Consulting Divisionof PricewaterhouseCoopers from 1978 to 1985, as controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, as manager of the consulting area of Arthur Andersen from 1989 to 1991 and as partner of Performance Auditoria e Consultoria from 1992 to 1995. Previously, he served as a member of the fiscal council of Petroflex Indústria e Comércio S.A. until the sale of our interest in Petroflex in April 2008. Between March 2006 and March 2008, he served as member of the fiscal council of Companhia Petroquímica do Sul. Mr. Abreu holds a degree in accounting from Fundação Visconde de Cairú and a graduate degree in economic engineering from the Inter-American Development Center.

Gilberto Braga.  Mr. Braga was elected as a member of the Fiscal Council as representative of Odebrecht Services and participations in August 2017. Mr. Braga is a business consultant with specialization in the areas of finance, capital market, corporate and tax; offering consulting services specialized in lawsuits. He is also a member of the fiscal, administrative and audit committees of companies listed in the stock Exchange and professional associations. He was a member of the Advisory Committee on Accounting Standards for CVM's investment funds, and is a graduate teacher of corporate governance. He teaches the courses: Fundação Dom Cabral, IBMEC, PUC and FGV; and is a columnist for the newspaper O Dia. He holds a degree in economics from UCAM Ipanema, a degree in Accounting from UGF, a post-graduate from the IAG-PUC Rio in financial administration and a masters in administration (finance and capital markets) from IBMEC-Rio.

Carlos Alberto Rechelo Neto. Mr. Neto was elected a member of our fiscal council as representative of Petrobras. Mr. Neto currently holds the position of Assistant to the Financial and Investors’ Relations Officer. As head of the Risk area for over two years, he has coordinated the structuring process of the Risk Corporate Management at Petrobras. He also worked as Governance team leader at the end of 2016, in which occasion he coordinated the corporate effort to adjust the internal policies and procedures to Law No. 13,303/2016, making it possible for Petrobras to be certified by B3 in the Highlight in Governance of State Companies Program. He has a degree in engineering, a Master’s Degree in Energy from USP, an MBA degree in Finance from UFRJ and a Risk International Certification / FRM.

Viviana Cardoso de Sá e Faria. Mrs. Faria was elected as a member of our fiscal council as representative of of Petrobras. At Petrobras, she is an economist and holds a coordination position of the tax department since 2008, working on tax assessment and planning for the gas and energy segments.Ms. Faria has experience in investment and acquisition projects and divestiture and strategic initiatives in connection with tax matters. She currently leads the tax area at Petrobras, coordinating necessary actions within the internal and external environments, in order to enable the entrance of new agents in the natural gas market through assets for the transportation, processing of natural gas and regasification of LNG, she has coordinated the tax area of Gás para Crescer initiative coordinated by the MME. Mrs. Faria holds a degree in Economics from UFF, a Master’s degree in Energy Planning from PPE/COPPE/UFRJ, a post graduate degree in Tax Management from PUC-Rio and an extension degree in Comparative Tax Policy and Administration from Harvard Kennedy School.

Patricia Gracindo Marques de Assis Bentes. Ms. Bentes was elected a member of our fiscal council as a representative of minority shareholder Geração Futuro L. Par de Fundo de Investimento em Ações. Ms. Bentes has served as a Director at Cemig, Light and Renova. She is a Managing Partner at Estatice Holdings, a consulting firm that structures and raises funds for corporate clients through FIDCs, FII, CRA and CRI and other structured securities. Previously she served as Managing Partner at Hampton Solfise, Executive Officer at Citigroup and Vice-CEO at Banco Bracce. She started her career as an auditor at Latin America Gillette and at PwC. Ms. Bentes holds a bachelor´s degree in Business Administration from the Federal University of Rio de Janeiro (UFRJ) and a master’s degree in Finance and Marketing from the University of São Paulo (USP).

Alternate Members of Fiscal Council

Ivan Silva Duarte. Mr. Duarte was elected as an alternate member of our fiscal council in 2016. He has served as director of Kieppe Participações e Administração LTDA since January 2016. Previously, he served as manager of KPMG - Auditores Independentes from 1995 to 2001 and senior manager at PricewaterhouseCoopers Auditores Independentes from 2001 until 2008. Between 2008 and 2015, Mr. Duarte was an executive officer at EAO Empreendimentos Agropecuários e Obras S.A, an Odebrecht Group company operating in the Agricultural and Food and Beverage segments. Mr. Duarte holds a degree in accounting from the University of Salvador (UNIFACS), an MBA degree in corporate finances from the Fundação Getúlio Vargas and an MBA degree in entrepreneurship from Babson College.

Tatiana Macedo Costa Rego Tourinho. Mrs. Tourinho was elected as an alternate member of Braskem’s fiscal council as a representative of Odebrecht in April 2018. Since April 2014, she is the Corporate Controller of Construtora Norberto Odebrecht. From May 2007 to March 2014, she served as Director of Tax Planning at CNO. From 2000 to April 2007, she worked in the tax department of VIVO as Tax Planning Division Manager. Previously, she worked for two years at Arthur Andersen. Ms. Tourinho holds a B.A. in Public and Private Business Administration from the Federal University of Bahia (UFBA) and an MBA degree in Management from IBMEC.

Bruno Passos da Silva Melo. Mr. Melo was elected as an alternate member of our fiscal council as representative of Petrobras. Mr. Melo has worked at Petrobras for over 16 years, working since 2017 as Accounting Planning Manager and the person in charge of process management involving studies, analyses and implementation of new accounting rules. He is currently the Chairman of the Fiscal Council of BR distribuidora. Mr. Melo holds a degree in Accounting from Universidade Federal do Rio de Janeiro – UFRJ and has a MBA degree in Accounting Management from FIPECAFI – USP.

Bruno Carvalho Baruqui. Mr. Baruqui was elected as an alternate member of our fiscal council as representative of Petrobras in April 2018. He has been a Governmental Interest Sector Manager since April 2010 in the Accounting and Tax Executive Management area, and also worked as Tax Systemic Solutions Sector Manager between July 2008 and March 2010. He was an alternate member of the Fiscal Board of e-Petro. Mr. Baruqui holds a degree in Administration from Universidade Estadual do Rio de Janeiro (UERJ), an MBA degree in Tax Management from PUC-RJ and an MBA degree in Business Management from FIA-USP.

Fábio Vianna.  Mr. Vianna was elected as an alternate member of our fiscal council as a representative of minority shareholder Geração Futuro L. Par de Fundo de Investimento em Ações in April 2019. Mr. Vianna is currently the CEO at RiMO Entertainment, Brazil’s leading producer and distributor of physical media in the gaming, movie and music segments, a position he has held since November 2013. Previously, he was the CEO of Gradiente – CBTD Cia Brasileira de Tecnologia Digital from 2011 to 2013, the Vice-President for Latin America at Paramount Pictures – Viacom Company from 2001 to 2011, a Commercial Director at Parmalat Ltda. From 1994 to 2001, a Product Manager at PepsiCo – Elma Chips from 1991 to 1994, a Product Manager at LPC Danone / General Biscuits from 1990 to 1991 and a Trainee/Product Manager at Santista / Petybon – Bunge & Born Group from 1988 to 1989. Mr. Vianna holds a bachelor’s degree in Business Administration from University Center FMU (SP), a bachelor’s degree in Marketing from the Higher School of Advertising and Marketing (ESPM) and a bachelor’s degree in Foreign Trade from CEAG/Getúlio Vargas Foundation (FGV). He is a Director certified by the Brazilian Institute of Corporate Governance (IBGC).

Board Committees

On August 8, 2018, our board of directors approved its internal operating rules. An English translation of the internal operating rules of our board of directors is available on our investor relations website at http://www.braskem-ri.com.br/home-en. Under these rules, our board of directors has established four permanent committees and has the power to establish ad-hoc committees. Permanent committees must have no fewer than three and no more than five members. Ad-hoc committees may be convened for a limited period to consider temporary issues and are dissolved when their purpose has been achieved or when the term established upon the creation of such committees expires. The number of members of the ad-hoc committees is defined upon the creation of such committees.

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

We currently have the following four permanent committees: (1) the Finance and Investments Committee, (2) the Personnel and Organization Issues Committee, (3) the Strategy and Communication Committee, and (4) the Compliance Committee. The duties of each permanent committee are established by our board of directors. The members of each permanent committee are appointed by our board of directors, solely from among its members and alternate members, and the board of directors also designates the coordinating of each permanent committee. Our board of directors does not delegate the power to take actions on behalf of our company to the permanent committees; rather the role of the permanent committees is to provide analyses of issues in order to assist the full board of directors in its deliberations.

Finance and Investments Committee

Our Finance and Investments Committee meets quarterly and has the following duties: (1) to evaluate new policies relating to financial management, insurance and guarantees and analyze existing policies, (2) to evaluate new risk management policies and analyze existing policies, (3) to analyze opportunities related to financing and investment transactions that may improve our capital structure, (4) to analyze transactions approved by our board of directors that involve parties related to our company and (5) to analyze guidelines and protocols for our business planning execution cycle. Our Finance and Investments Committee is currently composed of João Pinheiro Nogueira Batista, Larry Carris Cardoso and Marcelo Rossini.

Personnel and Organization Issues Committee

Our Personnel and Organization Issues Committee meets quarterly and has the following duties: (1) to evaluate new policies and review existing policies relating to personnel matters and organizational issues, (2) to analyze processes relating to identification, training, development and succession of executives for or in strategic positions, (3) to analyze processes relating to the determination of fixed and variable compensation for executives in strategic positions, (4) to analyze issues relating to compliance with our Code of Conduct, and (5) to evaluate new policies and review existing policies relating the maintenance and strengthening of our corporate culture. Our Personnel and Organization Issues Committee is currently composed of Ana Lúcia Poças Zambelli, André Amaro da Silveira and Roberto Faldini.

Strategy and Communication Committee

Our Strategy and Communication Committee meets at least twice a year and has the following duties: (1) to evaluate determinations relating to the foundation of our business plan, (2) to evaluate the business direction being pursued to achieve objectives defined by our board of directors, (3) to evaluate new policies and review existing policies relating to the capital markets and social responsibility, (4) to evaluate the image of our company projected to and perceived in the market and make recommendations to our board of directors to maintain or to redefine our social communications programs, and (5) to analyze guidelines and protocols for our business planning and execution cycle. Our Strategy and Communication Committee is currently composed of Roberto Simões (coordinator), Pedro Oliva Marcilio de Sousa and João Carlos Trigo de Loureiro.

Compliance Committee

In May 2016, our board of directors approved the establishment of the Compliance Committee, which ultimately replaced the ad hoc committee that had been created in April 2015 to monitor the Investigation. The Compliance Committee is formed by independent members of our board of directors, and its main objectives are to (1) evaluate internal controls, risk exposure and compliance with applicable laws and regulations, (2) monitor investigations related to ethics complaints, (3) approve and periodically update the Policy on Ethics, Compliance and Transparency, which addresses anti-corruption measures and related party transactions, and (4) develop training programs for board members, senior managers and certain employees. Our Compliance Committee is currently composed of João Cox Neto (coordinator), Gesner José de Oliveira Filho, Julio Soares de Moura Neto and Marcelo Lyrio.

Our chief compliance officer, or CCO, reports directly to the chairman of the Compliance Committee, and exercises independent judgment within our company. Our CCO is responsible for developing a compliance system, assist the CEO in implementing the compliance system and continually monitor developments in this respect.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our CCO.

Everson Bassinello.  Mr. Bassinello has served as our CCO since August 2016 and has led our global initiatives related to risk management, internal controls, compliance and internal audit. He served in leadership positions at Companies of the Votorantim Group, including VCP and Fibria between June 2000 and July 2016. Mr. Bassinello holds a degree in mechanical engineering from Universidade Federal de Itajubá (UNIFEI), a graduate degree in business administration from Fundação Getúlio Vargas (FGV), an MBA degree from the Business School São Paulo (BSP) and a specialization degree in corporate governance from the Kellogg School of Management.

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

Compensation and Benefits

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was approximately R$47.6 million in 2017. On April 30, 2018, at our annual general shareholders´ meeting our shareholders established the aggregate compensation for our board of directors, our board of executive officers and the members of our fiscal council for the year 2018 of approximately R$73.5 million.

The members of the board of directors receive a fixed monthly compensation, which is not affected by the numbers of meetings that take place each month. The coordinators and members of the committees, according to the responsibilities and participation in each committee receive differentiates monthly fees.

The members of the fiscal council receive a fixed monthly compensation, which is not affected by the numbers of meetings that take place each month. The alternate members of the board of directors and of the fiscal council do not receive any compensation.

Our executive officers receive a fixed monthly, an annual variable compensation and the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Members of our board of directors and fiscal council are not entitled to these benefits.

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

This long-term incentive plan was terminated by a meeting of our board of directors held on May 7, 2014.

At an extraordinary general meeting held on March 21, 2018, our shareholders approved the Restricted Share Award Plan, or the Incentive Plan.  The Incentive Plan establishes the general terms and conditions for the granting of certain restricted shares in our company to eligible employees.

Eligibility

Persons who are legally employed by the Company or the companies controlled by the Company, including officers and professionals of any kind approved by our board of directors, may participate in the Incentive Plan upon execution of an award agreement (such persons, the “participants”).

Administration

Our board of directors administers the Incentive Plan. Our board of directors has, subject to the general conditions of the Incentive Plan and the yearly programs that may be created, approved and / or cancelled by our board of directors and by the governing bodies of the companies controlled by the Company, as applicable,  in observance of the terms and conditions of the Incentive Plan (such programs, the “Programs”), and the guidelines fixed by the March 21 Meeting, and to the extent fully permitted by law and under our by-laws, full powers to take all measures required and convenient for management of the Incentive Plan and such Programs, including (i) approving the eligible persons, and authorizing the grant of Restricted Shares on such persons’ behalf on the terms and conditions set forth in the corresponding award agreements; (ii) authorizing the disposal or grant of treasury shares to satisfy the delivery of the Restricted Shares under the Incentive Plan, the applicable award agreements and applicable laws and regulations, and (iii) approving objective criteria for the acquisition, by the Company or companies controlled by the Company of the Restricted Shares to be delivered to the participants. Our board of directors and the governing bodies of the companies controlled by the Company, as applicable, may annually approve the grant of Restricted Shares within the scope of each Program, and will determine the eligible persons on whose behalf the Restricted Shares may be granted under the Incentive Plan and such respective Program.

Restricted Shares

The grant of Restricted Shares will be made upon and subject to the execution of award agreements pursuant to the Incentive Plan.  Participants may receive shares and / or depositary receipts representing shares issued by the Company negotiated abroad, representing at most one and a half percent (1.5%) of the entire share capital of the Company on the date of the Incentive Plan, subject to adjustment as set forth in the Incentive Plan.

The grant of Restricted Shares is contingent upon the (i) voluntary acquisition by the participants of shares or depositary receipts issued by the Company (the “Owned Shares”) at the participants’ own expense, from the stock exchanges where such shares are traded within a period of time set out in the applicable award agreements for the acquisition of such Owned Shares and (ii) participants’ continuous employment with the Company for three years and maintaining uninterrupted ownership of Owned Shares during such time (such three year period, the “Waiting Period”). The minimum investment amount is 10% of the planned gross amount of participants’ short-term income pursuant to the Company’s annual profit sharing program, and the maximum investment amount is 20% of such amount.

The goal of the Incentive Plan is to award for each one (1) Owned Share two (2) Restricted Shares.  However, our board of directors may define, in an exceptional and justified manner as set forth in the Incentive Plan and pursuant to the terms and conditions of the applicable award agreements, for each Program, a different number of Restricted Shares to be delivered for each Owned Share, in compliance with the minimum of one (1) Restricted Share and the maximum of three (3) Restricted Shares for each one (1) Owned Share, based on an analysis by our board of directors in its sole discretion.

Change of Control

In the event of (i) a Change of Control of the Company (as defined  in the Incentive Plan), (ii) a holding of a public offer of closing of the Company’s capital (i.e., a “going private” transaction), or (iii) a corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares, in comparison with the average price and volume traded over the six (6) months prior to the corporate restructuring, the participants will be entitled to receive within sixty (60) days from the occurrence of any of the events set forth in clauses (i) through (iii): (a) all vested Restricted Shares whose rights have vested in the participants, even if the Restricted Shares have not been effectively transferred by the Company or companies controlled by the Company; and (b) all unvested Restricted Shares which will become fully vested as a result of automatic vesting acceleration.

Vesting

Under the Incentive Plan, full vesting of the Restricted Shares is contingent upon participants continuously remaining employed by the Company and maintaining uninterrupted ownership of Owned Shares, in each case, during the Waiting Period.

Termination from the Company

In the event of a termination of a participant for (i) dismissal by the Company and / or by the companies controlled by the Company without cause, (ii) removal from the manager position without violation of their duties and responsibilities, or (iii) transfer of the participant to occupy a position in a company in the same group as the Company, which is not a participant in the Incentive Plan, the participant will be entitled to receive (a) the vested Restricted Shares, and (b) a pro rata number of unvested  Restricted Shares, calculated based on the number of complete months in which such participant worked for the Company or a company controlled thereby relative to the number of months in the Waiting Period, with the remaining Restricted Shares being automatically terminated on such participant’s termination date, by operation of law, regardless of prior notice or warning, and with no right whatsoever of indemnification to such participant.

In the event of a termination of a participant (i) upon dismissal for cause or removal from office due to a violation of the duties and responsibilities of a manager, (ii) upon request from such participant (including redundancy / voluntary solicitation or resignation) or (iii) any event of retirement that is not a mutually agreed retirement, such participant will lose any and all rights connected to the Restricted Shares under the Incentive Plan or under any program or award agreement in connection therewith, which will be automatically terminated on the termination date of such participant.

In the event of a termination of a participant by reason of a retirement mutually agreed by such participant and the Company or companies controlled by the Company, such participant will be entitled to receive (a) the vested Restricted Shares; and (b) the entirety of the unvested Restricted Shares.  The delivery of the Restricted Shares to such participant will be made on the original delivery dates (unless delivered earlier in the Company’s exclusive direction to the extent permitted under the applicable award agreement).

In the event of a termination of a participant due to (i) death or (ii) permanent disability, the legal heirs or successors or the legal representative will be entitled to receive, within sixty (60) days from such event: (a) the vested Restricted Shares of such participant; and (b) all unvested Restricted Shares.

Adjustments of Awards

In the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into other nature or class, or conversion of other securities issued by the Company into shares, our board of directors will assess the need to make adjustments to the Incentive Plan, the applicable and the award agreements in connection therewith, so that the relationship between the parties remains balanced without any material windfall or detriment to the participants.

Amendments and Termination

Our board of directors may propose any amendments to the Incentive Plan and, in case necessary, submit such amendments for approval in an extraordinary general meeting. The Incentive Plan will remain in force until the delivery of the Restricted Shares granted pursuant to award agreements under the Incentive Plan that are executed in the fifth year of the Incentive Plan.

The right to receive the Restricted Shares under the Incentive Plan and applicable program and award agreement in connection therewith will automatically terminate with no right to indemnification, ceasing all effects, if the Company is wound up, liquidated or adjudicated bankrupt.

Corporate Governance Practices

The significant differences between our corporate governance practices and the standards of the NYSE are described in “Item 16G. Corporate Governance.”

Share Ownership of Directors and Officers

As of the date of this annual report, no member of Braskem’s board of directors or executive officer owned more than 0.1% of Braskem’s share capital.  All shares owned by our directors and executive officers were purchased at market prices through the B3.

Employees

The following table sets forth the number of our employees by geographic location at the dates indicated.

Number of Employees by Geographic Location	2017	2016	2015
State of Bahia	1,650	1,653	1,676
State of Rio Grande do Sul	1,601	1,615	1,664
State of São Paulo	1,823	1,774	2,053
State of Alagoas	508	514	521
State of Rio de Janeiro	408	415	479
Other Brazilian states	6	6	8
Brazil	5,996	5,977	6,401
United States	699	711	680
Germany	173	174	175
Mexico	785	752	701
Other countries	60	43	38
Total	7,713	7,657	7,995

We do not employ a material number of temporary employees.

Employees in Brazil

In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio Grande do Sul and São Paulo, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. As of December 31, 2017 approximately 25.9% of our employees in Brazil were union members. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike in Brazil since Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Post-Employment Benefits

Vexty Defined Contribution Plan

The majority of our employees (approximately 87%) participate in the Vexty Pension Plan (former Odebrecht Previdência). We pay part of the monthly payments made by our employees to Vexty. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and are intended to provide its members with income upon retirement. In 2017, we paid R$ 38.3 million into this fund.

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

Petros PQU Defined Benefit Plan

With the acquisition of Quattor Participações S.A. in April 2010 (which merged into our company on December 1, 2014), we assumed the liabilities of Petros PQU. On August 6, 2012, PREVIC approved the sponsorship withdrawal process, which had been requested on September 30, 2009. The payment of the reserves to participants was completed in 2015. As a result, the sponsorship withdrawal process could be finalized in 2015. This plan currently has a surplus and consequently no provision has been made.

Other Benefits in Brazil

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors in an insurance company. We pay most of the costs for these services, with a small monthly portion being paid by our employees. A small fee is also charged to our employees according to the use of some medical services (copayment system). In 2017, we spent R$ 83.2 million on this assistance.

Employees in the United States

The employees of Braskem America are not represented by any union, other than employees of Braskem America Neal, West Virginia plant. As of December 31, 2017, approximately 58% of the employees of this plant were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expires in May 2019.

Post-Employment Benefits in the United States

Braskem America administers a closed defined benefit pension plan that, as of December 31, 2017, had 39 active participants, compared to 40 participants in 2016. Braskem America made a cash contribution to the plan of US$1.2 million in 2017. There were no participant contributions in 2017.

We offer a 401(k) savings plan that, as of December 31, 2017, had total assets of US$105.6 million, including US$7.2 million in participant contributions made in 2017.

Other Benefits in the United States

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.

Employees in Germany

Employees of Braskem Europe GmbH in Germany are not represented by any union, but they are represented by local works councils.

Post-Employment Benefits in Germany

       Pension Plan Germany

In October 2011, the obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition. In 2013, Braskem Europe implemented a new defined contribution pension plan.  Nowadays we have active 33 participants in this new pension plan.

Other Benefits in Germany

Braskem GMBH offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

Pension plan Netherlands

For the Netherlands, Braskem started a pension plan in 2009 with Delta Lloyd in a defined contribution scheme. Participation is mandatory for locals that reside in NL. Nowadays we have 16 people active in the plan.

Other Benefits in Netherlands

Braskem BV offers its employees the ability to participate in benefit plans, including pension, life and disability coverage, health insurance (by reimbursement).

Employees in Mexico

Post-Employment Benefits in Mexico

Braskem Idesa employees are granted a government retirement benefit plan when they retire or reach retirement age. On December 31, 2017, all 774 employees of Braskem Idesa were active participants in this government retirement plan. On May 2018, Braskem Idesa implemented a private pension plan; by the end of that year we had the participation of 339 employees out of 812.

Other Benefits in Mexico

Braskem Mexico offers its employees the ability to participate in benefit plans, including a savings plan, food plan, life insurance and health insurance.

Performance-Based Employee Compensation Plan

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2017, we recorded an expense of R$396.2 million related to this program with respect to approximately 7,700 employees and former employees, including our executive officers. The members of our board of directors do not participate in this program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of October 7, 2019, we had outstanding share capital of R$8,043,222 equal to 797,218,554 total shares consisting of 451,668,652 common shares, 345,049,672 class A preferred shares and 500,230 class B preferred shares. As of October 7, 2019, all of our authorized shares were issued and outstanding, other than 1,226,599 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares as of October 7, 2019 by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Odebrecht(1)	226,334,623	50.1	79,182,498	22.9	305,517,121	38.3
Petrobras	212,426,952	47.0	75,761,739	22.0	288,188,691	36.1
BlackRock, Inc	0	*	17,411,659	5.0	17,411,659	2.2
Alaska Investimentos Ltda	5,000	*	17,784,300	5.2	17,789,300	2.2
All directors, fiscal council members, their alternates and executive officers as a group (35 persons)	0	*	161,566	*	161,566	*

____________________________ ______

*      less than 1%

We currently have no management or employee option plans or management or employee options outstanding, we have only the Long-Term Incentive Plan described above. See “Item 6. Directors, Senior Management and Employees—Compensation—Long-Term Incentive Plan.”

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

On May 25, 2018, we became aware that OSP Inv. gave all of the shares issued by Braskem and held by it as a guarantee in connection with financing operations, by means of a fiduciary assignment (alienação fiduciária).

On October 24, 2018, we were informed by OSP Inv. about the execution of an amendment to the shareholders’ agreement of February 8, 2010, to extend tag along rights pursuant to clause 7.12 of such agreement to preferred shares held by Petrobras S.A.

On January 31, 2019, we were informed by Odebrecht S.A., our indirect controlling shareholder, of the corporate reorganization approved by the Odebrecht Group on December 31, 2018, with the main purpose of segregating its businesses, whereby all common and preferred shares issued by Braskem and held by OSP Inv., and all liabilities (comprised of the purchase and Sale agreement of debentures no. 16.2.0023.1, entered into on March 16, 2016 between BNDES Participações S.A. – BNDESPAR and OSP Inv., and other intervening parties, as amended) and the other operating activities of OSP Inv. have been merged into OSP Investimentos S.A. Considering that the corporate reorganization took place within the Odebrecht Group, Odebrecht S.A. continues to be Braskem’s indirect controlling shareholder.

Termination of BNDESPAR Shareholders’ Agreement

In February 2016, we received a letter from BNDESPAR informing us of its sale of preferred shares of our capital stock on the B3. As a result of these sales, BNDESPAR held preferred shares and total share capital of 6.61% and 2.86%, respectively. The shareholders’ agreement to which BNDESPAR was a party automatically terminated as a result of BNDESPAR holding less than 5.0% of our total share capital.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2017.

We have engaged in extensive transactions with our principal shareholders and their affiliates and expect to do so in the future. We also have commercial relationships with some of our affiliates and, as a result, record trade accounts receivable and current and long-term liabilities mainly from purchases and sales of goods and services at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. In addition, we have entered into financial and other transactions with our principal shareholders and their affiliates, including, among others, as a party to three shareholders’ agreements or memoranda of understanding with shareholders of our company. See “—Major Shareholders—Shareholders’ Agreements.”

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

The aggregate amount of services we purchased under these Alliance Agreements was, R$123.8 million in 2015, R$117.6 million in 2016 and R$152.9 million in 2017.

Sublease

In August 2013, we entered in a R$226 million sublease agreement with CNO and Abiatar SPE Empreendimentos Imobiliários (as intervening party) for the floors in the building where the offices of Braskem are located in São Paulo. In January 2014, this contract was updated by IPCA/IBGE in a new amount of R$239 million. This agreement expires on December 31, 2028.

Industrial Maintenance, Operation and Loads Machines Maintenance Services

In December 2017, the Company signed an industrial maintenance services agreement with CNO that encompassed boilers and the welding of tubing and static equipment, as well as operational and maintenance services on cargo machinery to be performed at the Braskem Units located in Rio Grande do Sul. The agreement has an estimated maximum amount of R$120 million and is valid through December 2021.

Alliance EPC Contract

In September 2012, we entered into an Alliance EPC contract with Ethylene XXI Contractors, S.A.P.I. de C.V. and Etileno XXI Services B.V., as contractors, and for the construction of the Mexico Complex. Each contractor consists of a joint venture among Odebrecht Industrial Engineering B.V., ICA Fluor Petroquímica, S.A. de C.V. and Technip Italy S.p.A. Payments under the EPC contract are made on a “cost-plus” basis, in which Braskem Idesa reimburses costs of the contractors and pays a profit margin. Payments of costs are made prior to the beginning of each month based on an estimate of costs expected to be incurred during that month and are reconciled with costs actually incurred in the following month, and payments of the profit margin are made based on the achievement of milestones defined under the contract. Any cost overrun will be borne equally between Braskem Idesa and the contractors and any cost savings will be shared equally by Braskem Idesa and the contractors, in each case up to a maximum amount as calculated pursuant to the EPC contract. The aggregate amount of services we purchased under this Alliance Agreement was R$3,888.0 million.

Industrial Water Supply

In September 2009, our former subsidiaries Quattor Petroquímica S.A. and Quattor Participações S.A. (which merged with and into Braskem on December 1, 2014) entered into an agreement for the supply of industrial water with Aquapolo Ambiental S.A., as amended in June 2010 and August 2011.  The agreement expires in October 2053 and has an estimated value of R$3,300 million.

Acquisition of Cetrel

In October 2012, we entered into an agreement with Cetrel for the purchase of 4 million cubic meters per year of recycled water by sites located in the Industrial Pole of Camaçari. The agreement expires in April 2028 and has a total value of R$120.0 million. In July 2016, we entered into a services agreement with Cetrel under which we appointed Cetrel as an exclusive service provider for the treatment of liquid effluents produced in our industrial units located at the Camaçari petrochemical complex. The agreement has a cap of R$77 million and expires in December 2019. The aggregate amount of services we purchased under this agreement in 2016 was R$6.0 million. In March 2013, we entered into an agreement for the supply of industrial water with Distribuidora de Águas de Camaçari S.A, incorporated by Cetrel, a subsidiary of Odebrecht. This agreement expires in March 2043, and has an estimated total value of R$2,250 million.

On January 27, 2017, our board of directors authorized the execution of a purchase agreement with Odebrecht Utilities S.A., through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A., which represent 63.66% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction. The acquisition was approved by the shareholders, in accordance with Article 256 of Brazilian Corporation Law in the meeting held on September 29, 2017. This acquisition closed on October 2, 2017, when Braskem acquired 1.269.290 shares, or 63.66%, of the voting capital stock of Cetrel S.A..

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

Supply Agreement for Hydrous Ethanol

In March 2017, the Company entered into an agreement for supply of hydrous ethanol with UCP and USL. Ethanol is the feedstock consumed by Braskem to produce green ethylene. The agreement is guaranteed by ODB Agro Par and Rio Claro. The agreement also provides for a commercial discount and other flexibilities in the process of Braskem’s acquisition of the product. It also includes an advance of R$150,000, to be restated at market rates. The advance is guaranteed by a pledge of the sugarcane crop, its products and subproducts at net market value in an amount greater than the value of the advance, with the pledged asset insured through a policy contracted from a premium insurer and with a provision for subrogation. The agreement is valid through April 30, 2018 and the balance as of December 31, 2017 was R$50,904.

In December 2017, the Company entered into an amendment that changed the billing for raw material acquisitions to future delivery, so as to bring forward the billing of the volume of the goods to be delivered between January and March 2018. The amendment determines that the price practiced at time of delivery is the lesser of the ceiling established in the amendment and the reference established in the original contract.

In December 2017, an agreement was entered into with USL, UCP, ODB Agro Par and Brenco, with the purpose of ensuring the supply of hydrous ethanol volumes, which included a commercial discount on the supply and established contractual flexibilities for acquisition. The contract includes an advance of R$200,000, which is guaranteed by a pledge of the sugarcane crop, its products and sub-products at a net market value greater than the amount of the advance, with the pledged asset insured by a policy contracted from a premium insurer and with a provision for subrogation, with duration through April 30, 2019.

Power Purchase

In August 2017, a power purchase agreement was executed with SAESA to supply Braskem’s industrial units. The agreement has an estimated maximum value of R$517,000 and is valid for 13 years as from January 1, 2017.

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

•

An ethane and propane supply agreement that we and Petrobras entered into in December 2000. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Chemicals Unit—Ethane and Propane” for more information.

•

An agreement for the purchase and sale of a chain of refinery off gas that Quattor Química S.A. which was merged into Quattor Participações S.A., formerly known as Braskem Qpar, before it merged into our company on December 1, 2014 and Petrobras entered into in January 2005. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Chemicals Unit—Refinery Off Gas” for more information.

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

•	In November 2016, we entered into an agreement with Petrobras for the purchase of 108,000 tons of polymer-grade propylene through REFAP, with duration of 5 years.
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

•

In April 2008, Polietilenos União S.A. a former subsidiary of Quattor Participações S.A. (which merged with and into Braskem on December 1, 2014) entered into an agreement for the supply of steam with Petrocoque S.A. Indústria e Comércio, as amended in March 2014. We began purchasing thermal energy produced by steam pursuant to this agreement in September 2009. This agreement has a 10-year term, expiring in September 2019, and an estimated value of R$200 million.

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

•	As from January 2017, Braskem maintains agreements for the sale of gasoline to Petrobras Distribuidora S.A., which is renewed on a monthly basis. Sales in the year amount to R$995,602.

Other Related Party Transactions

Refinaria de Petróleo Rio-grandense S.A.

In 2017, sales of gasoil to RPR amounted to R$44,698. The product is used as feedstock in the diesel production process.

Since January 2017, Braskem has maintained monthly negotiations for the sale of gasoline to RPR. Sales in the period amounted to R$323,949.

Our Jointly Controlled Companies and Associated Companies

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded net sales to Borealis of R$137.5 million in 2017. We account for Borealis under the equity method of accounting.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. We have recorded provisions for proceedings classified as having a probable risk of loss, as described in Note 3.5. We do not record provisions for proceedings classified as having a possible risk of loss, except in certain cases involving business combinations.

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

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$658.0 million as of December 31, 2017. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations, cash flows or financial condition would be materially and adversely affected.

IR/CSLL Tax Assessment Notices

In 2013, 2014 and 2017, we received tax assessment notices from the Federal Brazilian Revenue Service claiming that the amortization of the goodwill recorded in 2001 and 2002 in connection with the purchase of shares of certain companies related to the formation of Braskem was not deductible for purposes of calculating our income tax and social contribution. The amount claimed is R$1.2 billion, including interest and fines. We challenged these assessment notices because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities and that the statute of limitations has expired. We believe that a loss in these claims is possible and our consultants expect that the administrative discussions should come to an end in 2022. As of December 31, 2017, we have made no provision with respect to these claims and there is no deposit or guarantee related to them.

In December 2013, we received tax assessment notices from the Federal Brazilian Revenue Service claiming that the interest expenses and exchange variation losses recorded by Braskem relating to indebtedness of Ipiranga Petroquímica S.A. was not deductible for purposes of calculating our income tax and social contribution. The amount claimed is R$53.6 million. We challenged this assessment because we believe that the assumption of Ipiranga Petroquímica debt instruments had strong business purposes. We believe that a loss in this claim is possible and our consultants expect that the administrative discussion should come to an end in 2022. As of December 31, 2017, we have made no provision with respect to this claim and there is no deposit or guarantee related to it.

In July 2014, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming that the tax losses and social contribution negative tax base used to pay debts under the MP 470/2009 installments program were not included in the income tax and social contribution tax base in 2009. The amount claimed is R$430.2 million. We challenged this assessment notice because we believe that this claim is based on a misinterpretation of both the applicable law and facts by the tax authorities. We believe that a loss in this claim is possible and it is expected that the administrative discussion should come to an end in 2019. As of December 31, 2017, we have made no provision with respect to this claim and there is no deposit or guarantee related to it.

In 2009, 2013 and 2017, we received deficiency notices from the Brazilian federal tax authority claiming that the tax losses offset in the taxable year were in excess of the limitation of 30% of the taxable profits of a given year, as imposed by Brazilian tax law. The amount under discussion is R$348 million, including interest and fines. We challenged these assessment notices because we believe that the 30% limitation is not applicable in the event of the merger of the taxpayer and that the statute of limitations for one of these claims has expired. We believe that a loss in these claims is possible and our consultants expect that the administrative discussion should come to an end in 2020. As of December 31, 2017, we have made no provision with respect to these claims and there is no deposit or guarantee related to these claims.

We received a tax assessment notice from the Federal Brazilian Revenue Service claiming  income tax and social contribution debts due to the following: (i) commissions paid by Braskem in 2011 were not considered deductible for purposes of calculating income tax and social contribution; (ii) commissions paid by Braskem INC in 2013 and 2014 were also not considered deductible for purposes of calculating income tax and social contribution; (iii) the company did not withhold the income tax over the payments of the commissions mentioned before; (iv) marketing expenses were not considered deductible for purposes of calculating income tax and social contribution. We challenged this assessment notice in Administrative Court due to the following reasons: (i) the statute of limitations have expired for the year of 2011, and tax authorities are claiming the payment of income tax and social contribution without taking into consideration that the right to deduct some expenses for purposes of calculating income tax and social contribution is still under discussion in other tax proceedings;  (ii) Braskem INC has already recalculated its income tax what only resulted in the decrease of its tax losses; (iii) the net interest paying company is non-resident in Brazil; (iv) marketing expenses are related to the company’s activities. The amount under discussion is R$116 million, including interest and fines. We believe that a loss in this claim is possible and our consultants expect that the administrative discussion should come to an end in 2022. As of December 31, 2017, we have made no provision with respect to this claim and there is no deposit or guarantee related to it.

In December 2017, we received tax assessment notice from the Federal Brazilian Revenue Service claiming unpaid income tax and social contribution in connection with exchange variation losses recorded by Braskem in the elapsed time between the due date of naphtha import invoices and their payments. The Federal Brazilian Revenue Service considered that these losses, recordered in 2012, were not deductible for purposes of calculating income tax and social contribution which resulted in the recalculation of the company’s tax losses and social contribution negative tax base. The amount claimed is R$104 million. We believe that a loss in this claim is possible and our consultants expect the administrative discussion to be finished until 2022. As of December 31, 2017, we have made no provision with respect to this claim and there is no deposit or guarantee related to it.

IOF

We are involved in judicial and administrative proceedings due to tax assessment notices issued by the Federal Brazilian Revenue Service claiming that the following operations are subject to Financial Operations Tax (IOF): (i) the transfers of financial resources under cash pooling and current account agreements made between Quattor Participações S/A, Quattor Química S/A and Braskem and between Braskem and CPN Incorporated (ii) the advances for future capital increases made by Quattor Participações S/A and Quattor Química S/A. The amount claimed is R$175 million. We believe that these operations do not characterize loan under Brazilian legislation and, as such, are not subject to IOF. We believe that a loss in this claim is possible and our consultants expect that the administrative discussion should come to an end in 2022. We presented a guarantee for the debt under judicial litigation – R$61 million.

ICMS Tax Assessment Notice

From 1999 to 2016, the internal revenue department of the States of Bahia, Alagoas, São Paulo, Rio Grande do Sul and Rio de Janeiro issued tax assessment notices against Braskem claiming unpaid ICMS taxes in the amount of R$470 million, retrospectively revised by inflation and the benchmark rate, in connection with several alleged violations of certain provisions of the ICMS tax legislation, including, among others: (1) inappropriately claiming ICMS credits for the acquisition of goods that the internal revenue department considers for use and consumption; (2) inappropriately claiming ICMS credits for the acquisition of assets not related to production; (3) transfer of goods below the cost of production; (4) differences in stock of final products; (5) lack of evidence that the company exported goods; (6) failure to pay taxes on the sale of products subject to tax substitution and inappropriately claiming ICMS tax credits on the purchase of products subject to tax substitution; (7) failure to register invoices; (8) unpaid ICMS taxes on charges for electricity transmission; and (9) and the use of a calculation base of ICMS less than that provided for the legislation in internal transfers of goods inside Alagoas State territory of Dichlorethane related to the period from January 2013 to May 2016, which is not subjected to tax deferment.. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. The cases are expected to be finished until 2023. If an unfavorable decision is rendered in favor of the company, it is expected that the debts would be paid at 40% of the current value, based on the favorable precedents at judicial and administrative level. A guarantee was offered in the amount of R$60 million for the debts under discussion in the Judiciary. We believe that a loss in these claims is possible and as of December 31, 2017, we have not recognized any provision with respect thereto.

In 2009, tax assessment notices were issued by the internal revenue department of the State of São Paulo against Braskem Qpar claiming unpaid ICMS taxes and related fines in connection with several alleged violations of certain provisions of the ICMS tax legislation, including:

(1)     Inappropriately claiming ICMS credits: (i) in the amount of  R$53.5 million from February/2004 to August 2005, November/2005 to February/2006 and September/2006 to January/2008 related to the acquisition of  “acrylonitrile” sold by Acrinor Acrilonitrila do Nordeste S/A (ii) in the amount of R$1.6 million from December/2004 to August/2005 related do unduly  credits informed in invoices issued by Proquigel Química S/A; (iii) in the amount of  R$3.1 million from August/2004 to November/2005,  related do unduly credits informed in invoices issued by Proquigel Química S/A for exportation, not submitted to ICMS payment;

(2)     A fine of 100% of the taxes assessed was imposed in all cases above.

(3)     Error in the issuance of invoices under CFOP code 6.905 without the circulation of goods – a fine of 30% of the amount of the invoices (R$480.4 million) was assessed.

(4)     Fine assessed due to the default in answering to notification of tax authorities to present documents to a tax audit.

The administrative proceedings were closed in the administrative court in 2015; the remaining debt is under discussion in the Judiciary. Due to favorable preliminary orders, the State Treasury of São Paulo has rectified the amount of the debt to apply default interest and monetary restatement limited to the SELIC rate, which reduced the debt in 20%. Regarding this amount, the chances of loss are remote, and for the remaining debt we believe the loss is likely.  As of December 31, 2017, we have established related provisions in the amount of R$263.5 million.  The company offered a guarantee to the debts and our consultants expect the cases to be finished until 2020.

In 2016, we received a tax assessment notice from the revenue department of the state of Bahia alleging that we had inappropriately used ICMS credits on the acquisition of goods used in the production of gasoline, which sales are not submitted to ICMS payment, during the period of 2012 to 2015. In December 31, 2017, the amount claimed is R$47 million. Our consultants expect the case to be finished until 2020. We believe that a loss in these claims is possible and we have made no provision with respect to this claim and there is no deposit or guarantee related to it.

In 2017, we received a tax assessment notice issued by the department of the state of Alagoas, claiming ICMS debts, in the period of August 2012 to April 2016, alleging violation of PRODESIN legislation – tax incentive issued by the state of Alagoas. In 31, December 2017, we have established related provisions in the amount of R$43.8 million. We believe that a loss in this claim is likely and our consultants expect the case to be finished until 2021. There is no deposit or guarantee related to this claim.

In July 2018, we received a tax assessment notice issued by the department of the state of Alagoas, claiming that, between January 2013 and May 2016, we allegedly used an ICMS tax base lower than that envisaged by the legislation for internal transfers to another unit in the state of Alagoas for dichloroethane, which is a product that is not subject to deferral in such transactions. On September 30, 2018, the restated value of this tax assessment notice amounted to R$175 million. Our external legal advisors estimate that the administrative proceedings should be concluded in 2022. No judicial deposit or other form of security was accrued for this proceeding, as it is currently still in its administrative stage.

The internal revenue department of the state of Rio Grande do Sul issued tax assessment notice claiming unpaid ICMS taxes on charges for electricity transmission. In December 31, 2017, the amount claimed is R$ 44 million. We believe that our chances of success are possible due to favorable decisions rendered by Judicial Courts and our consultants expect the case to be finished until 2019. There is no deposit or guarantee related to this claim.

PIS and COFINS Non-Cumulative Tax Assessment Notice

We received assessment notices from the federal internal revenue department alleging that we had inappropriately claimed certain PIS and COFINS credits in relation to: (i) wastewater treatment, (ii) charges for electricity transmission, (iii) freight related to the storage of finished goods, (iv) extemporaneous credits from acquisitions of property, plant and equipment; and (v) fixed assets between 2006 and 2014. As of December 31, 2017, the amount in dispute of these claims was approximately R$1.2 billion. We challenged these assessment notices in an administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible and our consultants expect that the administrative discussion should come to an end in 2022. There are no deposits or guarantees related to these claims and we have not recognized any provision with respect thereto.

The Federal Brazilian Revenue Service did not recognize the compensation of PIS and COFINS because the amount of the credits informed in the compensation files were higher than the amount informed in the PIS and COFINS declaration (DACON). In October, 2017, the company included certain tax debts in installment payment program such as: (i) the differences in the values informed in the PIS and COFINS declaration (DACON) and in the electronic files of the invoices; (ii) the values not reflected in the balance sheets, credits over untaxed purchases, credits over IPI, lack of presentation of documents, and (iii) failure to pay PIS and COFINS informed to the tax authorities in the DACON. A loss in this claim is likely and our consultants expect that the administrative discussion should come to an end in 2020. As of December 31, 2017, we have established related provisions in the amount of R$156.9 million.  There are no deposits or guarantees related to these claims.

In December 2016, we received tax assessment notices from the Federal Internal Revenue Department alleging that we had inappropriately used COFINS non-cumulative credits related to exports to compensate federal tax debts. A fine of 50% of the compensated credits was assessed. In December 31, 2017, the amount claimed is R$206 million. We believe that a loss in these claims is possible and our consultants believe that the administrative proceedings should come to an end in 2020. There are no deposits or guarantees related to these claims.

PIS and COFINS Tax Assessment Notice

Braskem is involved in several judicial and administrative proceedings related to the payment of PIS and COFINS, including (1) unpaid COFINS from March 1999 to December 2000, February 2001 to March 2002, May 2002 to July 2002 and during September 2002, (2) inappropriately claimed credits due to the additional 1% in the COFINS rate and PIS Decree-Law nº 2,445 and 2,449, and (3) undue compensation of PIS and COFINS debts with PIS credits (Decree-Laws Nos. 2.445 e 2.449) which were considered to have expired by the tax authorities; and (4) an omission in the base revenue resulting from exchange gains earned due to successive reductions of our associated capital. As of December 31, 2017, the amount in dispute of these claims was approximately R$91.3 million. We challenged these assessment notices because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in these claims is likely and our consultants expect the cases to be finished until 2020. As of December 31, 2017, we have established related provisions in the amount of R$56.1 million.  The company offered guarantee in the amount of the judicial litigations.

In 2014, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming that the tax losses and social contribution negative tax base used to pay debts under the MP 470/2009 installments program, as well as interest, fines exoneration afforded in installments of the MP 470/09 are taxable. The amount of PIS and COFINS claimed is R$842 million. We challenged this assessment notice because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities. We believe that a loss in this claim is possible and our consultants expected that the administrative discussion should come to an end in 2019. As of December 31, 2017 we have made no provision with respect to this claim.

We and our affiliates are involved in several other judicial and administrative proceedings related to the alleged undue compensation of PIS and COFINS debts with the following credits: (1) Corporate Income tax; (2) FINSOCIAL; (3) Tax on net profits; (4) PIS (Decree-Laws Nos. 2.445 and 2.449); (5) Cofins. The proceeding are also related to debts of COFINS levied on interest calculated on equity. As of December 31, 2017, the amounts in material disputes relating to PIS and COFINS was approximately R$134 million. The company offered guarantee in the amount of the judicial litigation. We believe that a loss in this claim is possible and our consultants expect that the administrative discussion should come to an end in 2022. As of December 31, 2017, we have not recognized any provision with respect thereto.

SUDENE - Income Tax Reduction

In 2015, Braskem successfully obtained income tax reduction of 75% related to the income earned by the following industrial facilities: (i) PVC and Cloro Soda, established in the state of Alagoas; and (ii) Chemicals unit, PE facilities (2), PVC and Cloro Soda facilities, all established in the city of Camaçari (BA). The third PE plant established in Camaçari obtained in 2017 income tax reduction of 75% granted by SUDENE.

PRODESIN – ICMS Tax Incentive

Braskem has ICMS tax incentives by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2017, the amount was R$95.7 million (R$78.8 million in 2016).

REIQ – PIS/COFINS Tax Incentive

The Brazilian chemical and petrochemical sector enjoyed an important achievement in 2013. The government, in response to one of the proposals elaborated by the Chemical Industry Competitiveness Council, approved the PIS and COFINS tax rates relief on raw material purchases by first and second generation producers, which serve various sectors of the economy. The measure aimed to restore some of the industry’s competitiveness, which was weakened by factors related to infrastructure, productivity, feedstock and energy costs and the exchange rate that pressured the chemical industry’s trade deficit, according to ABIQUIM, which ended 2017 at US$23.4 billion. By 2017, we had a tax rebate of 4.25% (PIS and COFINS) on the acquisition of petrochemical raw materials.

On May 30, 2018, the Brazilian government issued Provisional Measure No. 836/18, which revoked the tax rebates for social contribution taxes, PIS and COFINS, beginning on September 1, 2018. Further, in early October, 2018, the petrochemical industry special regime (REIQ) was not passed into law, which kept the PIS/COFINS taxes levied on the acquisition of domestic and imported raw materials unchanged at 5.6%.

Other Tax Proceedings

Social Security Contributions – withholding of 11%

The Company was assessed by the Federal Revenue Service for allegedly withholding social security at the rate of 11% on the gross amount of invoices, bills or trade notes related to services executed through assigned labor, in the period from February 1999 to June 2002, amounting to R$52 million, on December 31, 2017.

The Company's legal advisors, in view of prior decisions by the Administrative Council of Tax Appeals (CARF) and the evidence provided by the Company, assess as possible the chances of loss at the administrative level. The conclusion is supported, among other things, by the following: (i) the time-barring of a portion of the debits; (ii) the mismatch between the service provided and the tax substitution system under Article 31 of Federal Law 8,212/1991; (iii) the lack of the requirements to characterize assignment of labor, and other matters that would have to be evidenced through a tax diligence.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2019.

No judicial deposit or other form of security was made for these suits.

Social security – hazardous agents

In August 2017, the Company received a deficiency notice from RFB requiring the payment of a premium for Labor Accident Risk (“RAT”) to fund the special retirement plan due to the alleged exposure of its workers to hazardous agents in the period from January 2013 to December 2015.

The Company is a party to other actions in administrative proceedings and lawsuits, which claim: (i) payments related to deficiency notices from August 2007 for said additional contribution for RAT and a financial penalty for not informing on the GFIP form the alleged exposure in the period from April 1999 to February 2006; and (ii) the requirement in a tax foreclosure from May 2017 of said additional payment for RAT in the periods from November 2000 to January 2001 and from November 2001 to June 2002.

The total amount involved in these proceedings, as of December 31, 2017, is R$371 million.

There are no deposits or other forms of guarantees for the processes under discussion in the administrative proceedings and the Company offered a guarantee in the form of a performance bond in the amount of R$3.6 million supporting exclusively the amount involved in the lawsuit.

The Company’s external legal advisors estimate that the administrative proceedings should be concluded in 2021, while the only lawsuit should be concluded in 2027.

Class Action Claim

On July 1, 2015, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against us and certain of our then-current and former officers and directors. In the current lawsuit, entitled In Re Braskem Securities Litigation, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company’s stock in violation of U.S. securities laws.

After the decision on the motion to dismiss filed by the Company, partially granting its arguments, the Company and the Lead Plaintiff signed the proposed settlement agreement ("Proposed Settlement"), which was ratified by the applicable Court, which issued a final decision ending all claims from all members of the class of Investors.

Under the terms of the Proposed Settlement, Braskem paid US$10 million (approximately R$31,680) to resolve all claims arising out of or relating to the subject matter of the class action of a settlement class consisting of all persons who purchased or otherwise acquired a legal or beneficial ownership interest in Braskem American Depositary Receipts (“ADRs”) between July 15, 2010 and March 11, 2015, inclusive (“Investors”). The amount of the agreement was deposited by Braskem in the account designated by the judge (“Escrow Account”) on October 2, 2017.

We have made no admission of any wrongdoing or liability as part of the settlement.

On February 21, 2018, a hearing was held in which a decision was handed down for the final approval of the agreement regarding the entire class of investors and the dismissal of the case. Said decision became final and unappealable. The individual distribution of the amount of the agreement is the responsibility of the manager of the Escrow Account, as determined by the Court and in accordance with the ratified allocation plan. The Proposed Settlement was signed solely to avoid the risk, uncertainty, and expense of further litigation and does represent the admission of any wrongdoing or liability by Braskem.

We may be named as a defendant in other legal actions. We may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in this securities class action and any other related actions that may arise in the future.

Global Settlement

In the context of allegations of improper payments in connection with the so-called Operation Car Wash (Operação Lava Jato) in Brazil, we engaged independent expert firms to conduct an investigation into such allegations (the “Investigation”) and report their findings. We have cooperated with governmental authorities in several jurisdictions, including the U.S. Department of Justice, or the DoJ, the U.S. Securities and Exchange Commission, or the SEC, Brazil’s Federal Prosecutor’s Office (Ministério Público Federal), or the MPF, and Switzerland’s Office of the Attorney General, or the OAG. On December 14, 2016, we entered into a leniency agreement with the MPF, or the Leniency Agreement, which was ratified by the competent Brazilian court on June 6, 2017. On December, 21, 2016, we filed a plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging us with conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act, or the FCPA. On the same date, we consented to the entry of a final judgment in a civil action brought by the SEC based on civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. The competent federal courts in the United States approved the DoJ and SEC resolutions on January 26, 2017 and February 28, 2017, respectively. In addition, on December 21, 2016, the OAG closed its investigation of these matters. We refer to these actions as the Global Settlement. Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of US$957 million (equivalent to R$3.1 billion), based on the exchange rate of R$3.27 per U.S. Dollar, applicable at the time of the negotiation.

The MPF will distribute the majority of the amount it receives as restitution to third parties for damages caused by the misconduct. Pursuant to the Global Settlement, the MPF agreed to communicate with other public authorities or entities, as well as stated-owned companies and mixed-capital companies with which Braskem enters into discussions to address the facts under the Global Settlement and avoid making duplicate restitution payments. In this context, as announced to the market on July 10, 2018 and disclosed in a material fact on May 27, 2019, we have cooperated and engaged in negotiations with the Ministry of Transparency and Controllership (CGU) and the Office of the Attorney General (AGU) in Brazil, and our Board of Directors approved the signing of a leniency agreement with the CGU and the AGU (the "CGU/AGU Agreement").

 The CGU/AGU Agreement, in the amount of approximately R$2.9 billion, to be adjusted by the SELIC rate, addresses the same facts that are the object of the Global Settlement executed in December 2016 with the Brazilian Federal Prosecution Office (MPF), the U.S. Department of Justice (DoJ), the U.S. Securities and Exchange Commission (SEC) and the Swiss Office of the Attorney General ("Global Settlement"). Of this amount, approximately R$2.5 billion will be offset by the amount that Company already had undertaken to pay under the scope of the Global Settlement, resulting in an additional disbursement of approximately R$410 million.

As of the date of this annual report, we have paid R$2 billion of the total fine established in the Global Settlement in the following manner:

•         US$94.9 million (R$296.6 million) to the DoJ on February 8, 2017;

•         US$65.0 million (R$206.5 million) to the SEC on April 27, 2017;

•         CHF30.2 million (R$104.3 million) to the OAG on June 27, 2017;

•         R$736.4 million to the MPF on July 6, 2017;

•         R$267.9 million to the MPF on January, 30 2018;

•         CHF16.1 million (R$62.0 million) to the OAG on June 28, 2018;

•         R$278.0 million to the MPF, on January 30, 2019; and

•         CHF16.1 million (R$58 million) to the OAG on June 27, 2019

The outstanding amount of R$1.6 billion related to the Global Settelement and also the CGU/AGU Agreement will be paid in the following manner:

•	CHF32.1 million to the OAG, related to two remaining annual installments of CHF16.1 million due on June 30 of each year as from 2020; and
•

Aproximately R$1.1 billion to the MPF in four remaining annual installments due on January 30 of each year as from 2020. To guarantee payment of future installments, Braskem pledged collateral assets from its property, plant and equipment sufficient to cover one annual installment; and

•	R$409.9 million in connection with the CGU/AGU Agreement in two annual installments due on January 30, 2024 and 2025.

The MPF will distribute the majority of the amount it receives as restitution to third parties for damages caused by the misconduct. Pursuant to the Global Settlement, the MPF agreed to communicate with other public authorities or entities, as well as stated-owned companies and mixed-capital companies with which Braskem enters into discussions to address the facts under the Global Settlement and avoid making duplicate restitution payments. In this context, as announced to the market on July 10, 2018 and disclosed in a material fact on May 27, 2019, we have cooperated and engaged in negotiations with the Ministry of Transparency and Controllership (CGU) and the Office of the Attorney General (AGU) in Brazil, and our Board of Directors approved the signing of a leniency agreement with the CGU and the AGU (the "CGU/AGU Agreement").

The Global Settlement does not prevent Braskem from responding to any legitimate third party, which may seek indemnification against us from damages for the facts subject to the Global Settlement. As a result, we cannot assure you that the aggregate amount disbursed as a requirement pursuant to the agreement will be sufficient to cover indemnification claims of all of the victims. We may be required to make additional disbursements to cover such claims.

Other authorities with jurisdiction over us may seek to impose monetary sanctions or fines on, or to initiate investigative proceedings against, Braskem. As a result of entering into the Global Settlement, Braskem may be prevented from entering into certain agreements with government entities and may be subject to increased operating costs for being under the obligation to improve its governance and anti-corruption practices and procedures, including the cost of external monitorships.

Under the terms of the Global Settlement, we are required to cooperate with these governmental authorities and improve our governance and anti-corruption compliance practices. We will also be subject to external monitorship for a period of three years as from 2017, during which time the monitor will assess compliance with the Global Settlement, including the effectiveness of our internal controls, policies and procedures to reduce the risk of any anti-corruption violations. The monitorship period may be terminated early or extended for up to one year at the authorities’ discretion depending on our compliance with the Global Settlement. We have retained monitors pursuant to the provisions of the Global Settlement, and they have been approved by the relevant authorities. The monitors may recommend changes to our policies and procedures, which we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives that the authorities may choose to accept. Operating under the oversight of the monitors will likely require the assumption of additional responsibilities by members of our management. The costs that we are likely to incur in connection with compliance with the Global Settlement, including the implementation of the recommended changes could be significant and could negatively impact us by requiring the efforts of our management team and diverting their attention from our ordinary business operations.

In connection with the execution of the CGU/AGU Agreement, Braskem originally took a tax deduction in its 2019 quarterly financial statements for the full amount of the payments to be paid under the CGU/AGU Agreement, as under Brazilian tax law the execution of such agreement provides a right to take a tax deduction on the compensation amount that is due to be paid in Brazil under this type of agreement. The plea agreement entered into with the DoJ as part of the Global Settlement prohibits Braskem from seeking tax deduction in connection with the payment of any part of the aggregate amount of the total criminal penalty contained in the plea agreement, which includes a credit for a portion of the payments to be made in Brazil. After further consideration, in light of the language in the plea agreement, Braskem voluntarily decided to reverse such tax deduction so that no part of the prior tax deduction would be inconsistent with the plea agreement entered into with DoJ. Under the Plea Agreement, it is the DoJ´s sole discretion to determine whether the Company has breached the Plea Agreement and to determine the consequences of such breach. Currently, based on the advice of its counsel, the Company believes that it is unlikely that it will incur in losses as a result of this matter.

We are fully in compliance with our obligations under the Global Settlement.

Alagoas - Mining Activities

In April 2019, the Alagoas State Attorney’s Office (Ministério Público do Estado de Alagoas) and the State Public Defender’s Office (Defensoria Pública do Estado de Alagoas) filed a lawsuit seeking to freeze our assets in an amount of up to R$6.7 billion to secure funds allegedly required to ensure remediation and compensation for environmental, property and personal damages potentially resulting from a geological incident related to our mining actitivies in the city of Maceió. A preliminary decision ordered the freezing of R$100 million in our banks accounts.

In addition, the Alagoas state court of appeals (Tribunal de Justiça do Estado de Alagoas) ordered the suspension of the distribution of dividends for the fiscal year 2018 that had been proposed in the amount of R$2.7 billion, or, alternatively, the freezing of assets in the same amount of the proposed dividend distribution.This decision was subsequently reversed by a decision of the Superior Court of Justice (Superior Tribunal de Justiça, or STJ), which authorized the distribution of dividends upon posting of a judicial bond in the same amount. The Alagoas State Attorney’s Office and the Alagoas State Public Defender’s Office amended their claim to exclude the request for indemnification for the alleged environmental damages and reduce the amount of assets to be frozen to R$3.7 billion, which according to their allegations would be equivalent to the actual damages caused to the residents of the districts affected by the geological event. On June 26, 2019, the presiding judge of the Alagoas state court of appeals (Tribunal de Justiça do Estado de Alagoas) issued a decision ordering an amount of R$3.7 billion to be frozen. This decision was also subsequently reversed by the Superior Court of Justice (STJ), which ordered the frozen amount of R$3.7 billion to be returned to our bank accounts after posting another judicial bond in an equivalent amount. On July 25, 2019, we were informed of another civil lawsuit filed against us by the Labor Prosecutor’s Office of the State of Alagoas, or MPT-AL, requesting injunctive relief to freeze the amount of R$2.5 billion to guarantee payment of any actual damages that workers affected by the geological event may suffer. In that lawsuit, MPT-AL further requested the payment of compensation to workers for pain and suffering. The trial court has not yet ruled on the plaintiff’s injunction relief request. We are taking all relevant measures to defend against these lawsuits.

On August 19, 2019, we became aware of the filing of another civil lawsuit by the Federal Prosecutor’s Office (Ministério Público Federal) against us and other parties, requesting the following injunctive reliefs: (i) the set-up of a fund of R$3.1 billion for the benefit of social and environmental programs and emergency measures to be carried out, and the maintenance in said fund of working capital in the amount of at least R$2.0 billion or, after a financial schedule is approved for such fund, an amount equivalent to 100% of the expenses projected for the subsequent 12 months; (ii) the posting of bonds in the amount of R$20.5 billion; (iii) prohibition on us to encumber or dispose of any of our fixed assets and to distribute profits, in the form of dividends, interest on shareholders’ equity or any other form; (iv) freezing of any profits not yet distributed; and (v) suspension of receipt of government financings and government incentives, as well as acceleration of existing indebtedness with BNDES (a federal development bank).

We are taking all relevant measures to defend against these lawsuits. As of the date of this annual report, the plaintiff´s requests for injunctive relief have not yet been ruled upon.

We have also been continuously cooperating with relevant authorities to identify the causes of the incident, with the support of independent experts.

Provisions

Employment and Occupational Health and Safety Proceedings

We have provisioned R$225.9 million, as of December 31, 2017, with respect to employment and occupational health and safety proceedings, relating to 599 labor proceedings, including cases of occupational health and safety (in 2016, there were 632 proceedings). Our legal advisors estimate that the time for completion of each of such proceedings in Brazil is more than 5 years. Estimates related to the completion of the proceedings and the possibility of future disbursement may change as result of new decisions of higher courts.

Social Security

As of December 31, 2017, we were involved in several social security proceedings as to which the aggregate amount claimed was approximately R$31 million. We believe that our chance of loss is possible and therefore have not established a provision for these claims.

Corporate claims

On December 31, 2017, the main claim is related to an ordinary collection claim combined with a request for damages for losses, requesting the payment of dividends and a share bonus arising from the class "A" preferred shares of the dissolved company Salgema Indústrias Químicas S.A.

Once the claim was granted, the amount effectively owed by Braskem began to be calculated. During this phase, the judge recognized that dividends and bonus related to fiscal years prior to 1987 had become time-barred and were no longer owed by Braskem. However, the Alagoas State Court of Appeals reviewed the decision and considered that amounts prior to such period also were owed. Against the decision, Braskem filed a Special Appeal with the Superior Court of Justice (STJ), which was partially granted, so that the possibility that the statute of limitation will be recognized in a procedure of liquidation of the award will be submitted to the STJ.

During fiscal year 2017, Braskem recognized a provision of R$56.2 million and there is no guarantee related to this claim.

Possible Loss (Contingency)

Civel

Caustic soda transportation

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2017, totaled R$184 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

 Excess weight

Public-Interest Civil Action filed by the Federal Prosecution Office in Brasilia, with the objective of holding the company liable for damages caused to federal roads by trucks carrying excess weight. The action claims damages to the country for material damages and collective pain and suffering, in the amount of R$48 million, on December 31, 2017. The action was denied in the lower court. The case was classified as having a possible chance of loss, in light of the precedents in the Regional Federal Appellate Court of the 1st Region denying the claim by the Federal Prosecution Office.

Resale of solvents

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. On December 31, 2017, the damages claimed in the lawsuit amounted to R$164 million.

Based on the opinion of external legal counsel accompanying the case, the Management believes that the lawsuit has a possible risk of loss within an eight-year period.

No judicial deposit or other form of security was made for these suits.

Redress proceeding

Compensation action filed by the insurer of a client of the Company. The insurer seeks, in return, the reimbursement of the amount paid to the customer due to the insurance contract entered into with the client, whose amount up to December 31, 2017 is R$67,691,627.67. According to the insurer, the losses incurred by the customer, for which it was reimbursed, would have been caused by the supply of off specification products by Braskem.

The Management's evaluation, based on the opinion of the external legal counsel responsible for conducting the cases, is that the lawsuits may be dismissed in a period of up to 8 years.

There is no judicial deposit or other type of guarantee for the process.

Collection action - Ação de repetição de indébito (CIDE)

Lawsuit filed by a Company’s customer in which it is required (i) the return of the amount allegedly appropriated by Braskem for the payment of CIDE’s share due for fuel supply and (ii) compensation for damages arising from the misuse of said amount. The lawsuit was dismissed at lower court and the decision was confirmed by the higher court. Currently the lawsuit awaits judgement of the special appeal filed by the customer to the STJ. As of December 31, 2017, the updated requested amount is R$77,264,764.00.

The Management's assessment, supported by the opinion of the external legal counsel responsible for conducting the cases, is that the actions will possibly be dismissed in a period of up to 3 years.

There is no judicial deposit or other type of guarantee for the process.

Corporate Claim

The Company currently is subject to the liquidation of an award related to an lawsuit filed in 1988, which sentenced Polialden Petroquímica S.A., merged into Braskem, to pay its non-controlling preferred shareholders the distribution of the remaining profits of the company.

The purpose of the liquidation is to determine the value of the award calculated in accordance with the sentence, which will occur through an arbitration procedure, as determined by the court, and was appealed against by the judgment winner, which is pending trial. The procedure is awaiting the beginning of the expert analysis.

Based on the understanding of the Company's external legal advisors, as of December 31, 2017, the registered amount is R$13 million while the possible likelihood of loss is R$161 million.

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

Our Finance and Investments Committee will review, prior to the review by our board of directors, any management proposal regarding the distribution of dividends or interest on capital stock.

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

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2015	April 23, 2015	0.61	0.61	0.61	0.20	0.20	0.20
2016	April 15, 2016	1.26	1.26	0.61	0.36	0.36	0.17
2016	October 11, 2016	1.26	1.26	1.26	0.39	0.39	0.39
2017	December 12,2017	1.26	1.26	0.61	0.38	0.38	0.38
2017	May 10, 2018	1.89	1.89	-	0.53	0.53	-

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. As of December 31, 2017, we had a balance deficit of negative R$204,2 million in our legal reserve account.

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

The Brazilian Corporation Law permits us to suspend the mandatory distribution if our board of directors reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time, provided that this does not affect the payment of the Minimum Preferred Dividend. Our fiscal council must opine on any suspension of the mandatory distribution. In addition, our management must report the reasons of any suspension of the mandatory distribution to the CVM. We must allocate net profits not distributed by our company as a result of a suspension to a special reserve and, if not absorbed by subsequent losses, we must distribute these amounts as soon as our financial condition permits. In case our profits reserves, as defined in the Brazilian Corporation Law, exceed our share capital, the excess must be credited to shareholders’ equity or used for the payment of distributions.

Interest Attributable to Shareholders’ Equity

Brazilian companies, including our company, are permitted to pay interest attributable to shareholders’ equity as an alternative form of payment of dividends to our shareholders. These payments may be deducted when calculating Brazilian income tax and social contribution tax. The interest rate applied to these distributions generally cannot exceed the TLP for the applicable period. The amount of interest paid that we can deduct for tax purposes cannot exceed the greater of:

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

ITEM 9. THE OFFER AND LISTING

Markets for Our Equity Securities

The principal trading market for our common shares, class A preferred shares and class B preferred shares is the B3, where they are traded under the symbols “BRKM3,” “BRKM5” and “BRKM6,” respectively. Our common shares and class A preferred shares began trading on the B3 (formerly the BM&FBOVESPA) on November 11, 1980, and our class B preferred shares began trading on the B3 on August 19, 1983.

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE. Our ADSs are traded under the symbol “BAK.” As we disclosed on a Form 6-K furnished to the SEC on May 13, 2019, the New York Stock Exchange suspended trading of our ADSs and commenced proceedings to delist us due to our delay in filing the annual report on Form 20-F for the year ended December 31, 2017. We have appealed the decision. Our ADSs have been available for trading on the over-the-counter (OTC) market in the United States since May 15, 2019. On December 31, 2017, there were 28,044,212 ADSs outstanding, representing 56,088,424 class A preferred shares, or 16.3% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

Trading on the B3

Overview of the B3

In 2000, the Bolsa de Valores de São Paulo S.A. – BVSP (the São Paulo Stock Exchange), or BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

In August 2007, the BOVESPA underwent a corporate restructuring that resulted in the creation of BOVESPA Holding S.A., a public corporation, whose wholly owned subsidiaries were (1) the BOVESPA, which is responsible for the operations of the stock exchange and the organized over-the-counter markets, and (2) the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, which is responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BOVESPA and of shares of CBLC became shareholders of BOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BOVESPA is not conditioned on stock ownership in BOVESPA Holding S.A. In May 2008, the BOVESPA merged with the Commodities and Futures Exchange (Bolsa de Mercadorias & Futuros) to form the BM&FBOVESPA. In November 2008, the CBLC merged with the BM&FBOVESPA. As a result, the BM&FBOVESPA performed its own settlement, clearing and depositary services.

On March 30, 2017, the BM&FBOVESPA merged with CETIP, a provider of financial services for the organized over-the-counter market, to form the B3 – Brasil Bolsa Balcão S.A., or B3.

Regulation of Foreign Investments

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the B3 only in accordance with the requirements of Resolution No. 4,373 of the National Monetary Council. Resolution No. 4,373 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the CVM. In addition, Resolution No. 4,373 requires non-Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls” for further information about Resolution 4,373, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains in Brazil” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373.

ITEM 10. ADDITIONAL INFORMATION

Description of Our Company’s By-laws

The following is a summary of the material provisions of our by-laws and of the Brazilian Corporation Law. In Brazil, a company’s by-laws (estatuto social) is the principal governing document of a corporation (sociedade por ações).

Corporate Purposes

Article 2 of our by-laws establishes our corporate purposes to include:

•	the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives;
•	the production, distribution and trading of utilities such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services;
•	the production, distribution and trading of electricity for its own consumption and that of other companies;
•	holdings of equity stakes in other companies, pursuant to the Brazilian Corporate Law No. 6,404/76, as a holder of quotas or shares;
•	the manufacture, distribution, trading, import and export of gasoline, diesel oil, LPG and other oil derivatives.
•

the transportation, representation and consignment of petrochemical products and by-products, compounds and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers and their respective manufactured products;

•

the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; and

•	the provision of services related to the activities above

Board of Directors

Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting; provided, however, that certain matters may only be approved by mutual agreement between the parties under the Braskem S.A. Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Braskem S.A. Shareholders’ Agreement.” The majority of the members of our board of directors are elected by the Odebrecht Group. However, at least 20% of the members of our board of directors must be independent directors. In addition, any director appointed by a shareholder pursuant to a shareholders agreement is bound by the terms of such agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms. Our by-laws do not require the members of our board of directors to be a resident in Brazil or a shareholder of our company. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil. Under our by-laws, the shareholders of our commom shares approve the aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.” Neither the Brazilian Corporation Law nor our by-laws establish any mandatory retirement age for our directors or executive officers.

Compliance

Our by-laws provide for a Compliance Committee comprised of at least three independent members of our board of directors, which members are appointed by our board of directors. In addition, our compliance department, led by our Chief Compliance Officer, reports directly to the Compliance Committee and is not subordinated or connected to any other department or officer of our company. See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Board Committees—Compliance Committee.”

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

•         modify the number of members on our board of directors;

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest that exceeds upwards or downwards, the threshold of 5%, 10%, 15%, and so on, of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the B3.

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

The B3 operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the B3 (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the clearing and settlement chamber of the B3). Shares subject to the custody of the clearing and settlement chamber of the B3 are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the B3 and will be treated in the same manner as shareholders registered in our books.

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

Foreign investors must be registered with the Federal Brazilian Revenue Service  pursuant to the Nominative Instruction 1,183, dated as of August 19, 2011. This registration process is undertaken by the investor’s legal representative in Brazil.

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

Brazilian Tax Considerations

The following topics summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of class A preferred shares or ADSs by an individual, entity, trust or organization that is not domiciled or resident in Brazil for purposes of Brazilian taxation and, in the case of a holder of class A preferred shares, which has registered its investment with the Central Bank, or a non-resident holder. The following information is based on the tax laws of Brazil as in effect on the date of this annual report, which are subject to change, with possible retroactive effect, and to differing interpretation. Furthermore, the following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-resident holder, and each non- resident holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in any of such securities.

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

Interest on Shareholders’ Equity

Distributions of interest on our shareholders’ equity in respect of our class A preferred shares or the ADSs are generally subject to Brazilian withholding tax at the rate of 15%. However, the rate of 25% is applicable in case the non-resident holder is domiciled in a country or location or other jurisdiction (1) that does not impose income tax; (2) where the maximum income tax rate is lower than 20%; or (3) its legislation do not allow access to information related to the composition of shareholders, ownership of investments or identification of beneficial owners of earnings attributed to non-residents, or it is considered a tax favorable jurisdiction.

Since 1997 and in accordance with Laws Nos. 9,249/95 and 9,430/96, we have been permitted to deduct these distributions for purposes of calculating the CSLL and the corporate income taxes that we owe, provided that such distribution is approved by our shareholders in a general meeting and complies with the limits established by Brazilian tax legislation.

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

Taxation of Gains outside Brazil

According to Brazilian Law No. 10,833/03, gains realized on the disposition or sale of assets located in Brazil are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the non-resident holder to a Brazilian resident or to another non-resident of Brazil, as follows: “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquiror is resident or domiciled abroad, shall be responsible to withhold and pay the income tax applicable to capital gains under Article 18 of Law 9,249 of December 26, 1995 earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.”

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

Taxation of Gains in Brazil

The exchange of ADSs for class A preferred shares is not subject to Brazilian tax. Upon receipt of the underlying class A preferred shares in exchange of ADSs, a non-resident investor will be entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No.4,373/14. See “—Exchange Controls” and “—Tax on Foreign Exchange and on Bonds and Securities Transactions—Registered Capital.” The sale or disposition of class A preferred shares on a Brazilian stock exchange is exempt from capital gains tax, provided that such shares are held by a non-resident holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No.4,373/14, and (2) is not resident or domiciled in a tax favorable jurisdiction. Upon receipt of the underlying class A preferred shares, a non-resident holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62. See “—Exchange Controls” and “—Tax on Foreign Exchange and on Bonds and Securities Transactions—Registered Capital.” A 15% capital gains tax is applicable to the sale or other disposition of preferred class A shares in Brazil where such shares are held by a non-resident holder as a foreign direct investment and the transaction is executed outside a Brazilian stock exchange. If the non-resident holder is domiciled in a tax favorable jurisdiction and the disposition of the preferred class A shares is executed outside a Brazilian stock exchange, the income tax rate will be 25%.

If the sale or other disposition of such shares is carried out on a Brazilian stock exchange, the capital gains on the sale or disposition will be taxed at a rate of 15%. This 15% rate applies to all transactions carried out on a Brazilian stock exchange by non-resident holders regardless of whether or not they are domiciled in tax favorable jurisdiction (except to gains realized by a 4,373 Holder that is not resident or domiciled in a tax favorable jurisdiction as described above). In these transactions, the gain realized is calculated based on the amount registered with the Central Bank. As of January 1, 2005, a withholding tax of 0.005% will also be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange. The withholding tax, to be offset against tax due on eventual capital gain, must be withheld by one of the following entities: (1) the agent receiving the sale or disposition order from the client; (2) the stock exchange responsible for registering the transactions; or (3) the entity responsible for the settlement and payment of the transactions. Such withholding does not apply to a 4,373 Holder that is not a resident of or domiciled in a favorable tax jurisdiction.

The deposit of class A preferred shares in exchange for ADSs is not subject to Brazilian tax, provided that these shares are held by the non-resident holder as a foreign portfolio investment under Resolution No. 4,373/14. In the event our class A preferred shares are held by the non-resident holder as a foreign direct investment under Law No. 4,131/62, the deposit of these shares in exchange for ADSs is subject to payment of Brazilian capital gains tax at the rate of 15% (25% in the case of a non-resident holder located in a tax favorable jurisdiction).

The current preferential treatment for non-resident holders of ADSs and non-resident holders of class A preferred shares under Resolution No. 4,373/14 may not continue in the future.

Any exercise of preemptive rights relating to our class A preferred shares will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our class A preferred shares by the depositary may be subject to Brazilian taxation. Tax authorities may attempt to tax such gains even when the sale or assignment of such rights takes place outside Brazil, based on the provisions of Law No. 10,833/03. These authorities may allege that the preemptive rights relate to assets located in Brazil (the class A preferred shares) and require payment of capital gains tax at the rate of 15% (or 25% if the beneficiary of the payments is resident of a tax favorable jurisdiction). If the preemptive rights are assigned or sold in Brazil, capital gains tax will apply at a rate of 15% (or 25% in the case of a non-resident holder located in a tax favorable jurisdiction). Sales or assignments of preemptive rights effected on Brazilian stock exchanges are exempt from income tax, provided that such preemptive rights relate to shares registered as a foreign portfolio investment under Resolution No. 4,373 is not a resident of or domiciled in a tax favorable jurisdiction.

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

Tax on Foreign Exchange and on Bonds and Securities Transactions

Foreign Exchange Transactions

Pursuant to Decree 6,306/07, the conversion of Brazilian currency into foreign currency and the conversion of foreign currency into Brazilian currency may be subject to the IOF/Exchange Tax. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. This is the rate applicable to the inflow and outflow of foreign direct investments for companies in Brazil according to Law 4,131/62 (other than trading portfolio investments in securities under Resolution 4,373/14).

The IOF/Exchange Tax levies at 0% on the following capital inflows and outflows realized by non-residents: (1) investments for the constitution of an initial or additional security guarantee margin required by Brazilian stock exchange, futures and commodities exchanges; (2) investments in Brazilian stocks using funds derived from the cancelation of “depositary receipts”; (3) investments in the Brazilian financial and capital markets; (4) return of the investments realized in the Brazilian financial and capital markets to the non-resident; and (5) conversion of foreign direct investments in stocks under Law 4,131/62 into foreign investment in stocks under Resolution 4,373/14.

The remittance abroad of dividends and interest on equity to non-Brazilian residents is subject to 0% IOF/Exchange tax.

Additionally, the transfers of shares traded on the stock exchange with the purpose of enabling the issuance of ADSs are subject to the IOF/Bonds Tax at a rate of 1.5%, which is aimed at correcting an asymmetry created by the IOF/Exchange Tax.

The Brazilian government may increase the rate of the IOF/Exchange Tax to a maximum of 25% of the amount of the foreign exchange transaction at any time, but such an increase would only apply to future foreign exchange transactions. The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs and preferred shares on the NYSE and the B3.

Registered Capital

The amount of an investment in class A preferred shares held by a non-Brazilian holder as a foreign direct investment under Law No. 4,131/62 or a foreign portfolio investment under Resolution No. 4,373/14 or in ADSs held by the depositary representing such holder, as the case may be, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as “registered capital”) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such class A preferred shares. The registered capital for class A preferred shares purchased in the form of ADSs, or purchased in Brazil and deposited with the depositary in exchange for an ADS, is equal to their purchase price in U.S. dollars paid by the purchaser. The registered capital for class A preferred shares that are withdrawn upon surrender of ADSs is the U.S. dollar equivalent of (1) the average price of our class A preferred shares on the Brazilian stock exchange on which the greatest number of such class A preferred shares was sold on the day of withdrawal, or (2) if no class A preferred shares were sold on such day, the average price of class A preferred shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of our class A preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of class A preferred shares is determined under clause (2) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of our class A preferred shares).

A non-Brazilian holder of class A preferred shares may experience delays in effecting the registration of registered capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See “—Exchange Controls” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our class A preferred shares or ADSs, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that will hold class A preferred shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our class A preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our class A preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our class A preferred shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power or value) of our shares.

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

Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2017. The company’s status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ending December 31, 2018 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

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

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our class A preferred shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our class A preferred shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, or the proceeds from the sale or redemption of, class A preferred shares or the ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 24%.

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

Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws, as well as certain other documents that we are required to file with, or make availabe to, the SEC and the CVM, are available for inspection upon request at our headquarters at Rua Lemos Monteiro, 120 – 24° andar, Butantã—São Paulo—SP, CEP 05501-050, Brazil. Our filings are also available to the public through the internet on our website at www.braskem-ri.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices. We are exposed to market risks arising from our normal business activities. These risks are beyond our control and consist, principally, in the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate and commodity derivative instruments, as well as cash and receivables. As of December 31, 2017, we had currency options with an aggregate notional amount of US$1,403 million in puts and US$926 million in calls. In addition, we had an interest rate swap related to Project Ethylene XXI with an aggregate notional amount of US$871 million. These cross-currency and interest rate swaps match certain of our debt obligations.

We assess the potential and consolidated impact of market risks and seek to mitigate assessed risks in accordance with our risk management policy.

Our current risk management policy, adopted on March 30, 2017 by our board of directors and recently updated in May 2018, covers cash flow management and liquidity, investment of cash and cash equivalents, funding activities and guarantees, and management of foreign exchange and commodity risks. This policy reflects our conservative financial practices and risk management procedures. Its objective is to manage and anticipate risks by continuously evaluating several key factors, including the overall financial health of the company, any financial operations we have with related parties, our ratings, counterparty risk and hedging strategy. Additionally, the policy aims to ensure the alignment of the objectives of the financial teams with the overall objectives of Braskem.

We do not enter into derivative transactions with speculative purposes.

As of December 31, 2017 we had R$ 1,902 million in foreign currency-denominated cash, cash equivalents and financial investments, which may partially offset the effects of a depreciation of the real against the foreign currency and, consequently, our ability to service our foreign currency-denominated debt to the extent of these foreign currency-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the LIBOR rate and, for real-denominated borrowings and short-term cash investments, variations of the TLP rate and the CDI rate.

With respect to Brazilian interest rates:

•	the short-term domestic CDI rate decreased to 6.89% per annum as of December 31, 2017 from 13.63% per annum as of December 31, 2016 and 14.14% per annum as of December 31, 2015; and
•	the TLP decreased to 7% per annum as of December 31, 2017 from 7.5% per annum as of December 31, 2016 and 7% per annum as of December 31, 2015.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule — Breakdown by Type of Interest Rate
	As of December 31, 2017
	Expected Maturity Date
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value (1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	930.4	-	1,811.7	3,299.7	1,654.0	13,066.6	20,762.5	22,156.5
Average interest rate	5.5%	7.4%	7.8%	7.1%	5.7%	6.4%
Variable rate, denominated in U.S. dollars	95.9	942.8	115.8	115.8	115.6	223.3	1,609.2	1,609.2
Average interest rate (over LIBOR)	1.3%	1.7%	1.3%	1.3%	1.3%	1.6%
Ethylene XXI Project finance fixed rate, denominated in U.S. dollars	206.6	197.6	222.4	239.9	175.9	1,406.6	2,449.0	2,449.0
Average interest rate	4.9%	4.9%	4.8%	4.8%	4.8%	4.8%
Ethylene XXI Project finance variable rate, denominated in U.S. dollars	593.7	565.8	668.9	774.5	669.7	4,062.8	7,335.4	7,335.4
Average interest rate	3.9%	3.9%	3.9%	3.9%	3.8%	4.0%

Fixed rate, denominated in Euro	4.4	6.0	7.7	37.5	-	-	55.6	55.6
Average interest rate	3.2%	3.2%	3.2%	3.2%	-	-
Fixed rate, denominated in reais	180.6	150.0	115.4	82.6	68.5	63.8	660.9	660.9
Average interest rate	5.5%	5.7%	5.9%	6.3%	6.4%	6.3%

Variable rate, denominated in reais	8.5	8.4	8.4	8.2	0.1	-	33.6	33.6
Average interest rate (over TLP)	2.5%	2.5%	2.5%	2.5%	1.9%	-	-
Variable rate, denominated in reais	19.2	190.8	190.8	157.5	12.5	34.4	605.3	605.3
Average interest rate (CDI referenced)	8.2%	7.4%	7.4%	7.4%	8.7%	8.7%
Variable rate, denominated in reais	5.5	5.5	5.5	5.5	-	-	22.0	22.0
Average interest rate (over SELIC)	2.3%	2.3%	2.3%	2.3%	-	-

Variable rate, denominated in reais	14.7	22.3	34.3	37.0	35.4	74.0	217.8	217.8
Average interest rate (over IPCA)	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%

Total loans and financings	2,040.6	2,060.9	3,139.0	4,683.8	2,696.2	18,857.4	33,751.3	34,927.6

Assets:
Cash and cash equivalents and other instruments:
Fixed rate, denominated in foreign currency	1,902.6	-	-	-	-	-	1,902.6	1,902.6
Variable rate, denominated in reais	3,745.1	-	-	-	-	-	3,745.1	3,745.1
Total cash and cash equivalents and other investments	5,647.7	-	-	-	-	-	5,647.7	5,647.7

_________________________________

(1)     Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2017.

In the event that the average interest rate applicable to our financial assets and debt in 2018 were 1 percentage point higher than the average interest rate in 2017, our financial income would increase by approximately R$ 56.5 million and our financial expenses would increase by approximately R$ 337.5 million.

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

The table below provides information about our significant foreign currency exposures:

Liabilities and Assets Schedule — Breakdown by Currency
	As of December 31, 2017 Expected Maturity Date
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans, financings and trade payables:
Loans and financings denominated in U.S. dollars	1,826.7	1,706.1	2,818.8	4,429.9	2,615.2	18,759.2	32,156.0	33,550.1
Accounts payable denominated in U.S. dollars	3,085.8	-	-	-	-	-	3,085.8	3,085.8
Total loans, financings and trade payables	4,912.5	1,706.1	2,818.8	4,429.9	2,615.2	18,759.2	35,241.8	35,241.8
Assets:
Cash, cash equivalents and other investments denominated in foreign currency	1,902.6	-	-	-	-	-	1,902.6	1,902.6
Total cash and cash equivalents and other investments	1,902.6	-	-	-	-	-	1,902.6	1,902.6
Hedge Accounting:
Hedge Accounting designated Exports/Sales	3,160.4	3,152.0	3,249.1	3,380.2	3,212.4	11,899.3	28,053.3	28,053.3

_________________________________

(1)     Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2017.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2017 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$ 32,156 million (US$ 10,142) and R$ 28,917 million (US$ 8,349 million) as of December 31, 2016. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans.

Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt. Similarly, revenues from future sales and exports partially offset this foreign currency exposure for U.S. dollar-denominated debt, and we therefore adopted hedge accounting treatment to provide a better representation of our actual exposure. In 2017, Braskem has recognized the exchange rate variation, held on “Other Comprehensive Income”, to the income statement, following the future sales and exports designation schedule (for further information, see note 17 of our consolidated financial statements elsewhere in this annual report).

In the event that the real depreciated by 10% against the U.S. dollar during 2017 as compared to the real/U.S. dollar exchange rate as of December 31, 2016, our financial expenses indexed to the dollar in 2017 would have increased by approximately R$3,215 million, and our financial income would have increased by approximately R$190.3 million.

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

Persons depositing or withdrawing shares must pay:

•       US$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be) plus any additional fees charged by any governmental authorities or other institutions such as the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia);

•       a fee of US$0.04 or less per ADS for any cash distribution made pursuant to the Deposit Agreement;

•       a fee of US$1.50 per ADR or ADRs for transfers made pursuant to paragraph;

•       a fee for the distribution or sale of securities;

•       an aggregate fee of US$0.04 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs;

•       a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents; and

•       transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited Ssecurities.

During the year ended December 31, 2017, we received from the depositary of our ADSs US$701,482.17, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management has identified material weaknesses in our internal control over financial reporting, which we describe in the “Material Weaknesses in Internal Control over Financial Reporting” below. In 2017, we took significant measures to remediate material weaknesses reported in our annual report on Form 20-F for the fiscal year 2016, as described in “Remediation”.

Our management has analyzed these material weaknesses, and performed additional analyses and procedures in preparing our audited consolidated financial statements. We concluded that our audited consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented.

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as a result of the material weaknesses in our internal control over financial reporting described below, as of December 31, 2017, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosure.

We excluded Cetrel S.A. from our assessment of internal control over financial reporting as of December 31, 2017 because it was acquired by the Company during 2017. The total assets and total net sales of Cetrel S.A., a wholly-owned subsidiary, represent 1.06% and 0.14%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Additionally, our management is well advanced in the process of completing its assessment of internal control over financial reporting as of December 31, 2018. Management has identified one additional material weaknesses that existed as of December 31, 2018 that did not exist as of December 31, 2017 related to General Information Technology Controls (GITC).

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. It is management’s responsibility for establishing and maintaining adequate internal control over our financial reporting. During our assessment of internal control over financial reporting as of December 31, 2017, we identified the material weaknesses described below.

Control environment – Tone at the top: the failure in the tone at the top as certain former executives were aware, and some other former executives may have been aware, of irregularities and did not take actions in compliance with requirements documented in the then existing Code of Conduct.

Appointment of Board members: the failure to design and implement appropriate due diligence procedures for the appointment of new Board members in order to evaluate the new appointees from a background and independence point of view.

Anti-corruption compliance program and controls: as also reported in our annual report on Form 20-F for the fiscal year 2016, our management identified the failure to maintain effective anti-corruption compliance controls and programs designed to prevent and detect violations of the Foreign Corrupt Practices Act of 1977 (FCPA) and other applicable anti-corruption laws.

Controls related to long-term debt presentation and disclosure: the failure to maintain effective controls related to non-financial covenants for long-term debts.

Controls over Braskem America: the failure to maintain effective controls over the Company’s consolidated subsidiary Braskem America as a combination of deficiencies exists at the location, such as: ineffective controls over account reconciliations, ineffective controls over inventory reconciliations and over lower of cost or market calculation, ineffective controls over bank reconciliations,  inadequate segregation of duties over certain information system access controls related to journal entries, and ineffective controls over journal entries review.

Controls over the purchase of raw materials: the failure to design internal controls over approval of relevant raw materials contracts, in the best interest of the Company.

Controls over purchases and payments of legal services: the failure to design and maintain internal controls over purchases and payments of legal services, specifically payments were made without appropriate services being rendered.

Controls over legal contingencies: the failure to design and maintain adequate controls over contingencies which resulted in a lack of completeness in the recognition and disclosure of certain legal contingencies. This material weakness resulted in audit adjustments to the Company´s consolidated financial statements.

Controls over the evaluation of significant unusual transactions: the failure to design and maintain controls over the evaluation of significant unusual transactions, specifically to fully evaluate an agreement signed with the authorities in Brazil that led to an improper tax deduction under the Plea Agreement signed in 2016 with the U.S. authorities. After further analysis and deliberations, Braskem voluntarily decided to reverse the tax deduction. This material weakness resulted in audit adjustments to the Company´s consolidated financial statements related to the mentioned reversal of the tax deduction.

Controls over the preparation and review of the financial statements: the failure to design and maintain controls related to the preparation and review of the company’s financial statements, including the: (i) annual accounting consolidation process and reconciliation with components reporting package; (ii) required disclosures; and (iii) consolidated cash flow statement. This material weakness resulted in the revision of the Company´s consolidated financial statements for the year 2017.

The material weaknesses listed above could result in a misstatement of Braskem’s account balances or disclosures that would result in material misstatements on Braskem’s annual or interim consolidated financial statements that would not be prevented or detected.

Remediation

Our management is actively engaged on the development and implementation of remediation efforts to address the material weaknesses identified above, as well as to identify risks in other processes. The remediation actions described below have been implemented or are in the process of implementation, and are the responsibility of our management.

Remediation Actions Addressing Material Weaknesses Reported as of December 31, 2017

Remediation efforts related to Control environment – Tone at the Top and appointment of Board members:

Braskem has performed several actions regarding compliance concepts, requirements and systemic tools to improve the control environment and the decision making process by the Board members (tone at the top). In 2018 the Braskem`s Bylaws were reviewed, some Board members were replaced and a new control related to integrity due diligence was implemented and on a way that all Board members are submitted to an analysis, as part of the “Know your employee (KYE)” process. However, the Company is on the path toward and committed to provide additional relevant enhancement related to cultural and mindset aspects. Our management recognizes that the Tone at the Top has not reached the maturity required to conclude this material weakness was remediated as of December 31, 2017.

Remediation efforts related to anti-corruption compliance program and controls:

Braskem has developed a series of structural actions to maintain an effective anti-corruption Compliance Program and Controls designed to prevent and detect violations of the Foreign Corrupt Practices Act of 1977 (“FCPA”) and other applicable anti-corruption laws. The existing Compliance Program establishes short, medium and long-term initiatives; and recommendations received by local and foreign authorities (i.e.external monitors) were implemented in a short-term, as a priority. There are remaining actions that were concluded later with the objective to strengthen the program and establish new improvements.

The following remediation efforts have been implemented during the years of 2017 and 2018 with the objective of remediating the material weaknesses related to Anti-corruption Compliance Program and controls:

(i)

Increase of the number of employees of the Compliance area, including a hiring of Compliance Officers to serve the Companies located in foreign countries (Mexico, United States and Netherlands and Germany);

(ii)	Appointment of new independent members of the Company’s Board of Directors as members of the Compliance Committee, enhancing the transparent and independent judgment;
(iii)

Designation and contracting of an independent monitor with the Department of Justice “DOJ” and Ministério Público Federal “MPF”, and review of processes and documentation of the Company by the monitor;

(iv)

Approval and/or review of normative documentation (policies, directives and procedures): Code of Conduct, Third Party Code of Conduct, Global Anti-corruption Policy, Directive and the Procedure for Relations with Public Agents, Global Risk Management Policy, Transactions with Related Parties of Braskem SA, Internal Audit Directive, Internal Controls Directive, Global Procurement Directive, Global Sales Directive, Sponsorship and Donations Directive, Delegation of Authority Directive, Third Party Integrity Due Diligence Directive, Disciplinary Measures Directive, Corporate Credit Card Directive, Treasury Payments Directive, Business Travel Directive, Personnel Selection Directive (hiring of employees), Payment of commissions to agents Procedure,  Ethics Line Channel Research Protocols, Global Conflict of Interest Directive and others;

(v)	Outsourcing of the “Ethics Line” (whistleblowing) Channel and improvements of the tool for receiving of complaints;
(vi)	Continuation of the Training Program, based on the Compliance System for employees (including the Board members) and for third parties;
(vii)	Approval of a normative documentation related to interactions with politicians and executives of public companies;
(viii)	Development of the corporate goal related to Compliance actions for all Company leaders;
(ix)	Formal and effective participation in working groups: United Nation Anti-Corruption and ETHOS Integrity;
(x)	Improvement of integrity due diligence process for third parties;
(xi)	Development and application of the Communication Plan to lead the business to operate committed on ethical, integrity and transparency concepts;
(xii)	Mapping of risks and controls and evaluations of the effectiveness of controls for the most relevant corporate processes of companies with businesses in Brazil, USA, Mexico, Netherlands and Germany;
(xiii)	Use of anti-corruption clauses in contracts with third parties;
(xiv)

Implementation of improvements in relevant internal controls, including the remediation of deficiencies previously identified in our internal processes (mainly the material weaknesses and significant deficiencies);

(xv)	Mapping of anti-bribery and anti-corruption controls and improvement of enterprise risk management for these matters;
(xvi)	Inclusion of the anti-bribery and anti-corruption risks as scope of Internal Audit works;
(xvii)	Definition and review of the corporate risk management methodology; and

(xviii)      Conclusion of Internal Audit projects and communication of the issues found to the Company leaders. Several remediation plans were also implemented in response to these issues.

Remediation efforts related to Controls related to long-term debt:

In 2017, we took the following measures to remediate the material weakness related to non-financial covenants for long-term debt of Braskem Idesa:

(i)              Implementation of improvements in the monthly monitoring control on covenants clauses of long-term debt agreements in Braskem’s consolidated subsidiary, Braskem Idesa;

(ii)            Establishment of review by the Finance Director of Braskem Idesa of long-term debts and covenants clauses analysis; and

(iii)           Establishment of a proper communication process by Finance and Accounting areas to ensure the booking and records of debts (long and short-term obligations) are performed on a correct and timely basis.

Regarding the long-term debt agreements of other Braskem companies and operations (not only related to Braskem’s consolidated subsidiary, Braskem Idesa), Braskem implemented additional controls over the covenants clauses analysis and booking and records for the 4th quarter of 2017. However, we understand the controls should also cover the other quarters of the year, to ensure the controls in place are sufficient to timely identify and discrepancy or exception to be remediated or even impacts that should be reported in the financial statements.

Remediation efforts related to Braskem America:

Braskem America has focused on the implementation of several actions to improve the internal processes and controls, as follows:

(i)            Improvements of the manual journal entries controls;

(ii)          Review and implementation of a new design of the reconciliation controls, based on a risk assessment analysis;

(iii)         Improvements of the inventory counting and monitoring, considering the review of counting methodology and quality of the evidences; and

(iv)        Improvements of the support documentation related to internal controls in general.

Controls over the purchase of raw materials:

Braskem has been working on improvement of the Procurement process (including for purchases of raw materials), and most of initiatives were started in 2017. These initiatives include update to Braskem`s Bylaws, and implementation and improvement of controls related to transactions with national oil companies (NOCs) and state-owned entities (SOEs).

Controls over purchases and payments of legal services:

Braskem has been taking several actions in 2017 and 2018 in order to improve the purchase to pay (“PtoP”) process and mitigate the existing risks, including for the legal services:

-          Implementation of the Due Diligence process for third parties;

-          Training sessions about Compliance provided to employees and third parties;

-          Review of the Power of Attorney on a periodical basis;

-          Review of the Delegation of Authority process and guidelines;

-          Implementation of a centralized contracts management system; and

-          Hiring a Head of Legal Operations, who is also responsible for overseeing and enhancing the processes and controls around payment of legal services.

Controls over legal contingencies:

The Legal Department has been addressing robust efforts to remediate the control deficiencies in 2019, and is committed to implementing improvements in its existing internal controls to adequately manage its materialized contingencies. Among the measures to be adopted, the following stand out: (i) ensure the completeness of the litigation database; (ii) adjust the response time to update the data contained in the litigation management system, based on information provided by external law firms; (iii) improve the communication from the Legal Department to the Accounting Department regarding the assertiveness of the provisions constituted and their possible timely movements.

Controls over the evaluation of significant unusual  transactions:

 The Accounting department has been engaged on the improvement of internal controls related to evaluation of significant unusual transactions, in order to ensure an appropriate analysis of the accounting implications of the transactions is performed, involving the proper teams.

Controls over the preparation and review of the financial statements:

The Corporate Accounting department is going to provide proper instructions for the preparation and review of the reporting package for consolidation purposes, including cash flow and disclosures. Additionally, the Corporate Accounting department is going to improve the communication level with the subsidiaries`s Accounting teams, and the review control of the reporting packages prepared by the subsidiaries, and take actions for corrections, when applicable.

Remediation Actions Addressing Material Weaknesses Reported in 2016

Remediation efforts related to manual payments, such as commission for services:

In response to the material weakness identified for 2016, Management has improved the payments of commissions for services process in order to remedy deficiencies through the implementation several control activities to mitigate the existing risks. The actions taken are listed as following: (i) creation of the Payments of Commissions Procedure; (ii) implementation of the Direct (manual) Payment tool that requests two approvals by vice-presidents or even the Business Leader (BL); (iii) development of reports and analysis methodology in order to identify direct payments and (iv) improvement of the manual journal entries and reconciliation process that states a review control over bookings and records.

As result of the implementations and evaluation of effectiveness of the implemented controls, our Management concluded the material weakness is remediated as of December 31, 2017.

Remediation efforts related to ledger accounts:

Based on the material weakness identified in 2016, our Management has reviewed the design of internal processes and controls and implemented preventive and detective controls over the ledger accounts, structuring new reports and addressing any exceptions for corrections. A series of controls was strengthened with the objective of define standard procedures to:

(i)            Request approval for operations with payments of commissions for services provided;

(ii)          Periodic monitoring and reconciliation of the ledger accounts, based on a risk measure methodology; and

(iii)         Provide automated blockages in the ERP system over manual journal entries, and a periodic review of these manual journal entries.

As result of the implementations and evaluation of effectiveness of the implemented controls, our Management concluded the material weakness is remediated as of December 31, 2017.

Remediation efforts related to controls related to the recording of and monitoring over in-transit inventory:

Our Management has worked on a significant review of the import of raw material process performed by the Braskem subsidiary Braskem Netherlands, that impacted in properly tracking, monitoring and booking of the in- transit inventory. Several actions were taken by our Management in 2017 to provide the necessary corrections in the related process:

(i)            Development of reports in the ERP system to perform the monitoring of in-transit inventory on an effective and timely basis;

(ii)          Creation of Internal Procedures regarding details and guidance for the processes activities; and

(iii)         Definition and clarification to the team members involved in the process about the requirements on Accounting and Internal Controls perspective.

Based on these actions, our Management concluded the material weakness is remediated as of December 31, 2017.

Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting

Our management’s report on internal control over financial reporting is included in this annual report on page F-2 and the opinion issued by our independent registered public accounting firm is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on pages F-4 and F-5.

Changes in Internal Control over Financial Reporting

The remediation activities described above are changes in internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Material Weaknesses in Internal Control over Financial Reporting - Subsequent events 2018:

Our management has also assessed the effectiveness of our internal controls over financial  reporting as of December 31, 2018 based on COSO (2013) Internal Control — Integrated Framework (Committee of Sponsoring Organizations of the Treadway Commission) and concluded that, as of December 31, 2018, our internal control over financial reporting was not effective because material weaknesses related to certain deficiencies in Braskem`s control environment, risk assessment and information and communication processes exists, including:

(i) General Information Technology Controls (GITC) on systems which support the Company´s financial reporting process, and

(ii) Responsibilities and monitoring activities were aligned with financial reporting objectives, such as:

- Insufficient oversight controls over the purchase of raw materials;

- Purchases and payments of legal services;

- Provision for legal contingencies; and

- Financial reporting process: includes analysis of complex and unusual transactions, and preparation and review of the financial statements.

Those material weaknesses are the ones identified for 2018 period as of the date of this 20-F filing and include one additional material weakness that did not exist as of December 31, 2017 related to General Information Technology Controls (GITC). Any other events related to Material Weaknesses in Internal Control over Financial Reporting of 2018 (if existing) should be reported in the item 15 of the 20F report 2018.

Remediation Actions Addressing Material Weakness Reported in 2018:

In order to remediate Braskem's material weaknesses, the Company, led by our Chief Executive Officer and the Chief Financial Officer of Braskem, are implementing and monitoring the following actions to remediate the deficiencies:

(i)                  General Information Technology Controls (GITC) on systems which support the Company´s financial reporting process: publication of normative documentation for users with privileged accesses and definition of controls for monitoring these users; implementation of controls for approval; review and monitoring of changes by users with privileged access; update of workflows for access management; update of parameters for changes management, improving the segregation of duties for development and transportation.

(ii)                 Responsibilities and monitoring activities were aligned with financial reporting objectives:

- Insufficient oversight controls over the purchase of raw materials: implementation of review controls for purchase and payment of raw materials, and monitoring controls to oversight the effectiveness of the existing controls over the purchase of raw materials; and improvement of quantitative and qualitative analysis of raw materials previously the purchases.

- Purchases and payments of legal services: implementation of the Due Diligence process for third parties; training sessions about Compliance provided to employees and third parties; review of the Delegation of Authority for approvals; implementation of review controls on support documentation for legal services.

- Provision for legal contingencies: review of accuracy of the litigation database; adaptation of the timing to update data on our litigation management system, based on information provided by external law firms; improvement of the communication between our Legal and Accounting departments regarding provisions constituted and related changes.

- financial reporting process: improvements of review controls and checklist on disclosures required in the financial statements; re-design the controls related to review of complex and unusual transactions; update of our training agenda covering corporate regulation and accounting standards.

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

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. Our current code of conduct was approved by our board of directors in April 2018 and amended in September 2018. A copy of our code of conduct may be found on our website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2017 and 2016.

	Year Ended December 31,
	2017	2016
	(in millions of reais)

Audit fees(1)	39.7	14.7
Audit-related fees	2.0	0.7
Tax fees(2)	1.2	1.4
All other fees	0.0	0.0
Total fees	43.0	16.8

_________________________________

(1)   Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements and interim audits in connection with the audit and review of financial statements and review of documents filed with the SEC.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
Period:
From Aug 29, 2012 to Aug 28, 2013	262,300	R$13.30	1.961000%	13,376,161
From Feb 19, 2015 to Feb 18, 2016	80,000	R$11.58	0.030096%	3,500,000

On August 13, 2012, our board of directors authorized a share repurchase program under which we are authorized to repurchase up to 13,376,161 “class A” preferred shares at market prices over the B3 at any time and from time to time prior to August 28, 2013. In 2012, we repurchased 262,300 shares under this program. In 2013 and 2014, we did not repurchase any shares.

On February 11, 2015, our board of directors approved the fifth program for the repurchase of shares effective for the period between February 19, 2015 and February 18, 2016, through which we may acquire up 3,500,000 “class A” preferred shares at market price.

In April 20, 2015, we had repurchased 80,000 “class A” preferred shares for an aggregate of R$0.9 million.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

PricewaterhouseCoopers Auditores Independentes, or PwC, acted as our independent public accounting firm until fiscal year ended December 31, 2017.  On March 28, 2018, our board of directors, as recommended by our Fiscal Council, approved the appointment of KPMG Auditores Independentes, or KPMG, as our independent registered public accounting firm for fiscal years ended December 31, 2018 and 2019.  The change in auditors was made following the expiration of our contract with PwC and its dismissal effective upon the issuance of PwC’s audit report for the year ended December 31, 2017. The reports of PwC on our financial statements for each of the two years ended December 31, 2017 and 2016 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2017 and 2016 and the subsequent interim period through March 28, 2018, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of PwC, would have caused PwC to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years.

During the years ended December 31, 2017 and 2016 and the subsequent interim period through March 28, 2018, date that our Fiscal Council approved the appointment of KPMG, there were no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F), other than the identification of material weaknesses in our internal control over financial reporting, as described in the “Management’s Report on Internal Control over Financial Reporting” in each of our annual report on Form 20-F for 2016 and in this annual report on Form 20-F.

All material weaknesses identified were presented to our board of directors and PwC. We authorized PwC to respond fully to the inquiries of the new independent registered public accounting firm concerning these matters.  We have taken significant measures to remediate the material weaknesses reported in our annual report on Form 20-F for the fiscal year 2017 and 2016, as described in “Item 15. Controls and Procedures -Remediation.” The implementation of some of these internal controls and other compliance actions is ongoing and is expected to continue throughout 2019. PwC did not audit, or perform a review of, any of our financial statements for any period subsequent to December 31, 2017.

We have provided PwC with a copy of the foregoing disclosure, and have requested that they furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not they agree with such disclosure. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.

Prior to the engagement of KPMG as our independent registered public accounting firm, we did not consult with KPMG as to: (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on our financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years or any subsequent interim period, including the interim period up to and including the date on which KPMG was engaged.

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

Significant Differences

The significant differences between Braskem’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. Braskem must comply with the corporate governance standards set forth under the Brazilian Corporation Law, the rules of the CVM and the applicable rules of the B3, as well as those set forth in Braskem’s by-laws.

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

Braskem is not required under Brazilian law to have a compensation committee. However, Braskem has a personnel and organization committee, which is a subcommittee of its board of directors which is responsible for, among other things, analyzing proposals and making recommendations to Braskem’s board of directors with respect to the total compensation paid to Braskem’s management, including Braskem’s chief executive officer. This committee contributes, along with the board of directors, to the annual evaluation of the chief executive officer performance, based on the goals and objectives previously defined and approved by the board of directors, and analyzes the results of the chief executive officer´s annual evaluation of the team members directly associated with him, which results shall be submitted to the board of directors.Under Brazilian Corporation Law, Braskem’s shareholders establish the aggregate compensation of its directors and executive officers, including benefits and allowances, at a general shareholder’s meeting based on the recommendation of Braskem’s board of directors.

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

Braskem has adopted the B3 corporate governance rules for Level 1 companies and must also comply with certain corporate governance standards set forth under Brazilian Corporation Law. See “Item 9. The Offer and Listing—Trading on the B3 Corporate Governance Standards.” The Level 1 rules do not require Braskem to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards. However, certain provisions of Brazilian Corporation Law that are applicable to Braskem address certain aspects of director qualifications standards and director responsibilities.

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

Braskem has adopted a code of conduct applicable to all employees, including its directors and officers, which addresses each of the items listed above. Braskem’s code of conduct is available on Braskem’s website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference. No waivers of the provisions of the code of business conduct are permitted, except that the restrictions on outside activities do not apply to Braskem’s directors and members of its fiscal council.

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

ITEM 19. EXHIBITS

(a)   Financial Statements

(b)   List of Exhibits

Exhibit Number	Exhibit

1.01	By-laws of Braskem S.A., as amended (English translation) (incorporated by reference to Exhibit 1.1 to Form 6-K of Braskem S.A. filed on October 22, 2018).
2.01

Amended and Restated Form of Deposit Agreement, dated as of January 4, 2017, among Braskem S.A., The Bank of New York Mellon, as Depositary, and Owners and Holders of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on December 22, 2016).

3.01

Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, and Petrobras Química S.A. – Petroquisa, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation), as amended on September 24, 2018 and as adhered to by OSP Investimentos S.A. on December 31, 2018 (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on March 22, 2018).

4.03

Restricted Share Award Plan of Braskem S.A. approved at the Extraordinary Shareholder’s Meeting held on March 21, 2018 (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on March 22, 2018).

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

8.01	List of subsidiaries (incorporated by reference to note 2.1.1 to our audited consolidated financial statements included elsewhere in this annual report).
11.01	Code of Conduct of Braskem S.A., as amended (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on December 17, 2018).
12.01	Certification of Principal Executive Officer dated October 7, 2019 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated October 7, 2019 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated October 7, 2019 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16.01	Letter from PricewaterhouseCoopers Auditores Independentes to the Securities and Exchange Commission, dated October 7, 2019, regarding the change in independent public accounting firm.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

October 7, 2019

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

We excluded Cetrel S.A. from our assessment of internal control over financial reporting as of December 31, 2017 because it was acquired by the Company during 2017. The total assets and total net sales of Cetrel S.A., a wholly-owned subsidiary, represent 1.06% and 0.14%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Additionally, our management is well advanced in the process of completing its assessment of internal control over financial reporting as of December 31, 2018. Management has identified one additional material weaknesses that existed as of December 31, 2018 that did not exist as of December 31, 2017 related to General Information Technology Controls (GITC).

We have assessed the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation and based on such criteria management has concluded that our internal control over financial reporting was not effective as of December 31, 2017 because of the material weaknesses described below.

Material Weaknesses in Internal Control over Financial Reporting -

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. It is management’s responsibility for establishing and maintaining adequate internal control over our financial reporting. During our assessment of internal control over financial reporting as of December 31, 2017, we identified the material weaknesses described below.

Control environment – Tone at the top: the failure in the tone at the top as certain former executives were aware, and some other former executives may have been aware, of irregularities and did not take actions in compliance with requirements documented in the then existing Code of Conduct.

Appointment of Board members: the failure to design and implement appropriate due diligence procedures for the appointment of new Board members in order to evaluate the new appointees from a background and independence point of view.

Anti-corruption compliance program and controls: as also reported in our annual report on Form 20-F for the fiscal year 2016, our management identified the failure to maintain effective anti-corruption compliance controls and programs designed to prevent and detect violations of the Foreign Corrupt Practices Act of 1977 (FCPA) and other applicable anti-corruption laws.

Controls related to long-term debt presentation and disclosure: the failure to maintain effective controls related to non-financial covenants for long-term debts.

Controls over Braskem America: the failure to maintain effective controls over the Company’s consolidated subsidiary Braskem America as a combination of deficiencies exists at the location, such as: ineffective controls over account reconciliations, ineffective controls over inventory reconciliations and over lower of cost or market calculation, ineffective controls over bank reconciliations,  inadequate segregation of duties over certain information system access controls related to journal entries, and ineffective controls over journal entries review.

Controls over the purchase of raw materials: the failure to design internal controls over approval of relevant raw materials contracts, in the best interest of the Company.

Controls over purchases and payments of legal services: the failure to design and maintain internal controls over purchases and payments of legal services, specifically payments were made without appropriate services being rendered.

Controls over legal contingencies: the failure to design and maintain adequate controls over contingencies which resulted in a lack of completeness in the recognition and disclosure of certain legal contingencies. This material weakness resulted in audit adjustments to the Company´s consolidated financial statements.

Controls over the evaluation of significant unusual transactions: the failure to design and maintain controls over the evaluation of significant unusual transactions, specifically to fully evaluate an agreement signed with the authorities in Brazil that led to an improper tax deduction under the Plea Agreement signed in 2016 with the U.S. authorities. After further analysis and deliberations, Braskem voluntarily decided to reverse the tax deduction. This material weakness resulted in audit adjustments to the Company´s consolidated financial statements related to the mentioned reversal of the tax deduction.

Controls over the preparation and review of the financial statements: the failure to design and maintain controls related to the preparation and review of the company’s financial statements, including the: (i) annual accounting consolidation process and reconciliation with components reporting package; (ii) required disclosures; and (iii) consolidated cash flow statement. This material weakness resulted in the revision of the Company´s consolidated financial statements for the year 2017.

The material weaknesses listed above could result in a misstatement of Braskem’s account balances or disclosures that would result in material misstatements on Braskem’s annual or interim consolidated financial statements that would not be prevented or detected.

Changes in Internal Control over Financial Reporting

The remediation activities included in Item 15 are changes in internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Attestation report of the registered public accounting firm.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

October 7, 2019

By: /s/ Fernando Musa Name: Fernando Musa Title: Chief Executive Officer	By: /s/ Pedro van Langendonck Teixeira de Freitas Name: Pedro van Langendonck Teixeira de Freitas Title: Chief Financial Officer

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders of Braskem S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Braskem S.A. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (i) control environment – tone at the top, (ii) appointment of Board members, (iii) anti-corruption compliance program and controls, (iv) controls related to long-term debt presentation and disclosure, (v) controls over Braskem America, (vi) controls over the purchase of raw materials, (vii) controls over purchases and payments of legal services, (viii) controls over legal contingencies, (ix) controls over the evaluation of significant unusual transactions, and (x) controls over the preparation and review of the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management's Report on Internal Control over Financial Reporting. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Change in Accounting Principles

As discussed in Note 2.4 to the consolidated financial statements, the Company changed the manner in which it presents interest paid in the statement of cash flows and the manner in which it classifies the provision for profit sharing in the statement of operations in 2017.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in the accompanying Management's Report on Internal Control over Financial Reporting, management has excluded Cetrel S.A. from its assessment of internal control over financial reporting as of December 31, 2017 because it was acquired by the Company as an entity transferred through a merger of entities under common control during 2017. We have also excluded Cetrel S.A. from our audit of internal control over financial reporting. Cetrel S.A. is a wholly-owned subsidiary whose total assets and total net sales excluded from management’s assessment and our audit of internal control over financial reporting represent 1.06% and 0.14%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Subsequent events

As described in “Material Weaknesses in Internal Control over Financial Reporting – Subsequent Events 2018” under Item 15 of form 20-F, management is well advanced in the process of completing its assessment of internal control over financial reporting as of December 31, 2018. Management has identified one additional material weakness that existed as of December 31, 2018 that did not exist as of December 31, 2017 related to General Information Technology Controls (GITC).

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Auditores Independentes

Salvador, Bahia, Brazil

October 7, 2019

We have served as the Company’s auditor since 2002.

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

Assets	Note	2017	2016

Current assets
Cash and cash equivalents	6	3,775,093	6,701,864
Financial investments	7	2,302,672	1,190,483
Trade accounts receivable	8	3,281,196	1,634,137
Inventories	9	6,640,049	5,238,014
Taxes recoverable	11	982,629	826,015
Dividends and interest on capital	10	10,859	14,986
Prepaid expenses		134,337	101,747
Derivatives operations	19.3.1	3,793	8,387
Other receivables		288,391	180,915

		17,419,019	15,896,548

Non-current assets held for sale	5		359,704

		17,419,019	16,256,252
Non-current assets
Financial investments	7	10,336
Trade accounts receivable	8	37,496	70,236
Advances to suppliers	9	46,464	61,533
Taxes recoverable	11	987,236	1,088,353
Deferred income tax and social contribution	21.2(b)	1,165,726	1,653,115
Judicial deposits		289,737	233,320
Insurance claims		39,802	50,653
Derivatives operations	19.3.1	32,666	29,308
Other receivables		112,997	140,971
Investments in subsidiaries and jointly-controlled investments	12	101,258	92,313
Property, plant and equipment	13	29,761,610	29,336,710
Intangible assets	14	2,727,497	2,809,087

		35,312,825	35,565,599

Total assets		52,731,844	51,821,851

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at December 31 All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	2017	2016

Current liabilities
Trade payables		5,058,796	6,545,136
Borrowings	15	1,184,781	2,594,463
Braskem Idesa borrowings	16	9,691,450	10,437,791
Debentures	17	27,183
Derivatives operations	19.3.1	6,875	29,042
Payroll and related charges		630,517	562,455
Taxes payable	20	894,769	624,080
Dividends		3,850	3,083
Advances from customers		353,222	203,216
Leniency agreement	23.3	257,347	1,354,492
Sundry provisions	22	178,676	112,891
Other payables		276,957	476,262

		18,564,423	22,942,911

Non-current liabilities held for sale	5		95,396

		18,564,423	23,038,307
Non-current liabilities
Trade payables			201,686
Borrowings	15	22,176,640	20,736,604
Debentures	17	286,141
Derivatives operations	19.3.1		861,302
Taxes payable	20	52,802	24,097
Loan to non-controlling shareholders of Braskem Idesa		1,756,600	1,620,519
Deferred income tax and social contribution	21.2(b)	1,005,493	510,523
Post-employment benefits		193,775	162,136
Advances from customers			162,955
Contingencies	23.1	1,092,645	985,237
Leniency agreement	23.3	1,747,243	1,498,738
Sundry provisions	22	234,996	206,245
Other payables		148,286	92,792

		28,694,621	27,062,834

Shareholders' equity	25
Capital		8,043,222	8,043,222
Capital reserves		232,430	232,430
Revenue reserves		3,945,898	834,616
Additional paid in capital		(488,388)
Other comprehensive income		(5,165,492)	(6,321,859)
Treasury shares		(49,819)	(49,819)
Accumulated losses		(217,550)

Total attributable to the Company's shareholders		6,300,301	2,738,590

Non-controlling interest in subsidiaries		(827,501)	(1,017,880)

		5,472,800	1,720,710

Total liabilities and shareholders' equity		52,731,844	51,821,851

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais

Continued operations	Note	2017	2016	2015
	2.4		Adjusted	Adjusted
Net sales revenue	27	49,260,594	47,663,988	46,879,989
Cost of products sold	31	(36,177,408)	(34,985,569)	(36,697,842)

		13,083,186	12,678,419	10,182,147

Income (expenses)
Selling and distribution	31	(1,459,608)	(1,403,673)	(1,077,308)
General and administrative	31	(1,434,272)	(1,285,613)	(1,095,403)
Research and development	31	(167,456)	(162,010)	(169,635)
Results from equity investments	12(c)	39,956	30,078	2,219
Other income (expenses), net	29	(854,880)	(3,905,954)	(952,300)

		9,206,926	5,951,247	6,889,720

Financial results	30
Financial expenses		(3,747,217)	(3,570,962)	(3,163,402)
Financial income		603,630	690,122	584,933
Exchange rate variations, net		(798,762)	(3,210,417)	102,910

		(3,942,349)	(6,091,257)	(2,475,559)

Profit (loss) before income tax and social contribution		5,264,577	(140,010)	4,414,161

Current and deferred income tax and social contribution	21.1	(1,357,682)	(616,046)	(1,660,354)

Profit (loss) for the year of continued operations		3,906,895	(756,056)	2,753,807

Discontinued operations results	5
Profit from discontinued operations		13,499	40,760	16,827
Current and deferred income tax and social contribution		(4,623)	(13,901)	(10,445)
		8,876	26,859	6,382

Profit (loss) for the year		3,915,771	(729,197)	2,760,189

Attributable to:
Company's shareholders		3,865,440	(411,472)	3,001,720
Non-controlling interest in subsidiaries		50,331	(317,725)	(241,531)

Profit (loss) for the year		3,915,771	(729,197)	2,760,189

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

	Note	2017	2016	2015

Profit (loss) for the year		3,915,771	(729,197)	2,760,189

Other comprehensive income:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		605,204	215,510	(621,991)
Income tax and social contribution		(203,186)	(75,333)	206,315
Fair value of cash flow hedge from jointly-controlled		3,534	(3,309)	2,295
		405,552	136,868	(413,381)

Exchange variation of foreign sales hedge	19.4(a.i)	(397,045)	4,121,849	(8,437,079)
Sales Hedge - transfer to profit or loss	19.4(a.i)	1,022,830	1,297,910
Income tax and social contribution on exchange variation		(212,767)	(1,842,718)	2,868,607
Exchange variation of foreign sales hedge - Braskem Idesa	19.4(a.ii)	472,717	(1,995,065)	(1,589,544)
Sales Hedge - transfer to profit or loss - Braskem Idesa	19.4(a.ii)	163,696	59,834
Income tax on exchange variation - Braskem Idesa		(190,924)	581,304	476,518
		858,507	2,223,114	(6,681,498)

Foreign subsidiaries currency translation adjustment		(602)	339,296	653,349

Total		1,263,457	2,699,278	(6,441,530)

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial loss, net of taxes		(5,750)	(4,119)	(849)
Post-employment plans - Health plan, net of taxes		(2,904)		(8,280)
Total		(8,654)	(4,119)	(9,129)

Total comprehensive income for the year		5,170,574	1,965,962	(3,690,470)

Attributable to:
Company's shareholders		5,049,617	2,355,580	(3,087,616)
Non-controlling interest in subsidiaries		120,957	(389,618)	(602,854)

Total comprehensive income (loss) for the year		5,170,574	1,965,962	(3,690,470)

		Basic and diluted
	Note	2017	2016	2015
				Adjusted

Profit (loss) per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)	26
Earnings per share - common		4.8479	(0.5511)	3.7651
Earnings per share - preferred shares class "A"		4.8479	(0.5511)	3.7651
Earnings per share - preferred shares class "B"		0.6069		0.6065

Profit per share attributable to the shareholders of the Company of discontinued operations at the end of the year (R$)
Earnings per share - common		0.0112	0.0338	0.0081
Earnings per share - preferred shares class "A"		0.0112	0.0338	0.0080

Profit (loss) per share attributable to the shareholders of the Company at the end of the year (R$)
Earnings per share - common		4.8590	(0.5173)	3.7732
Earnings per share - preferred shares class "A"		4.8590	(0.5173)	3.7731
Earnings per share - preferred shares class "B"		0.6069		0.6065

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves								Total
							Additional	Additional	Other		Retained	Braskem	Non-controlling	Total
			Capital	Legal	Tax	Retention	dividends	paid in	comprehensive	Treasury	earnings	shareholders'	interest in	shareholders'
	Note	Capital	reserves	reserve	incentive	of profits	proposed	capital	income	shares	(losses)	interest	subsidiaries	equity
At December 31, 2014		8,043,222	232,430	71,542		394,121	270,517		(2,943,172)	(48,892)	(278,177)	5,741,591	(144,533)	5,597,058

Comprehensive income for the year:
Profit for the year											3,001,720	3,001,720	(241,531)	2,760,189
Exchange variation of foreign sales hedge, net of taxes									(6,403,241)			(6,403,241)	(278,257)	(6,681,498)
Fair value of cash flow hedge, net of taxes									(395,729)			(395,729)	(17,652)	(413,381)
Foreign currency translation adjustment									718,763			718,763	(65,414)	653,349
									(6,080,207)		3,001,720	(3,078,487)	(602,854)	(3,681,341)

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes									(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes									(966)		966
Actuarial loss with post-employment benefits, net of taxes									(849)			(849)		(849)
Post-employment plans - Health plan, net of taxes									(8,280)			(8,280)		(8,280)
									(37,331)		28,202	(9,129)		(9,129)

Contributions and distributions to shareholders:
Capital increase													62,502	62,502
Repurchase of treasury shares										(927)		(927)		(927)
Prescribed dividends											479	479		479
Additional dividends approved by the General Meeting							(270,517)					(270,517)		(270,517)
Legal reserve				158,450							(158,450)
Additional dividends proposed							247,364				(1,000,000)	(752,636)		(752,636)
Retained earnings						2,010,542					(2,010,542)
				158,450		2,010,542	(23,153)			(927)	(3,168,513)	(1,023,601)	62,502	(961,099)

At December 31, 2015		8,043,222	232,430	229,992		2,404,663	247,364		(9,060,710)	(49,819)	(416,768)	1,630,374	(684,885)	945,489

Comprehensive income for the year:
Loss for the year											(411,472)	(411,472)	(317,725)	(729,197)
Exchange variation of foreign sales hedge, net of taxes									2,561,596			2,561,596	(338,482)	2,223,114
Fair value of cash flow hedge, net of taxes									145,878			145,878	(9,010)	136,868
Foreign subsidiaries currency translation adjustment									63,697			63,697	275,599	339,296
									2,771,171		(411,472)	2,359,699	(389,618)	1,970,081

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes									(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes									(965)		965
Actuarial loss with post-employment benefits, net of taxes									(4,119)			(4,119)		(4,119)
									(32,320)		28,201	(4,119)		(4,119)

Contributions and distributions to shareholders:
Absorption of losses and adjustments						(800,039)					800,039
Capital increase													56,623	56,623
Additional dividends approved by the General Meeting							(247,364)					(247,364)		(247,364)
Interim dividends approved by Board of Directors						(1,000,000)						(1,000,000)		(1,000,000)
						(1,800,039)	(247,364)				800,039	(1,247,364)	56,623	(1,190,741)

At December 31, 2016		8,043,222	232,430	229,992		604,624			(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves								Total
							Additional	Additional	Other		Retained	Braskem	Non-controlling	Total
			Capital	Legal	Tax	Retention	dividends	paid in	comprehensive	Treasury	earnings	shareholders'	interest in	shareholders'
	Note	Capital	reserves	reserve	incentive	of profits	proposed	capital	income	shares	(losses)	interest	subsidiaries	equity

At December 31, 2016		8,043,222	232,430	229,992		604,624			(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

Comprehensive income for the year:
Profit for the year											3,865,440	3,865,440	50,331	3,915,771
Exchange variation of foreign sales hedge, net of taxes									747,135			747,135	111,372	858,507
Fair value of cash flow hedge, net of taxes									394,251			394,251	11,301	405,552
Foreign currency translation adjustment									51,445			51,445	(52,047)	(602)
									1,192,831		3,865,440	5,058,271	120,957	5,179,228

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes									(26,847)		26,847
Realization of deemed cost of jointly-controlled investment, net of taxes									(963)		963
Actuarial gains post-employment benefits of subsidiaries , net of taxes									(5,750)			(5,750)		(5,750)
Post-employment benefits - health plan, net of taxes									(2,904)			(2,904)		(2,904)
									(36,464)		27,810	(8,654)		(8,654)
Contributions and distributions to shareholders:
Prescribed dividends											482	482		482
Tax incentive reserve	28(a)				71,745						(71,745)
Prepaid dividends	25(e.1)										(1,000,000)	(1,000,000)		(1,000,000)
Legal reserve	25(e.1)			204,150							(204,150)
Additional dividends proposed	25(e.1)						1,500,000				(1,500,000)
Retained earnings	25(e.1)					1,335,387					(1,335,387)
Goodwill on the acquisition of a subsidiary under common control	1(a.ii)							(488,388)				(488,388)		(488,388)
Non-controlling interest in subsidiaries													69,422	69,422
				204,150	71,745	1,335,387	1,500,000	(488,388)			(4,110,800)	(1,487,906)	69,422	(1,418,484)

At December 31, 2017		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(488,388)	(5,165,492)	(49,819)	(217,550)	6,300,301	(827,501)	5,472,800

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

	Note	2017	2016	2015
	2.4		Adjusted	Adjusted
Profit (loss) before income tax and social contribution and for the result with discontinued operations		5,264,577	(99,250)	4,430,988

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		2,928,855	2,683,100	2,125,796
Results from equity investments	12(c)	(39,956)	(30,078)	(2,219)
Interest and monetary and exchange variations, net		3,697,714	3,026,008	3,182,577
Gain from divestment in subsidiary	5	(276,816)
Leniency agreement		375,476	2,853,230
Reversal of provisions		(223,340)
Provision for losses and write-offs of long-lived assets		213,184	41,016	130,758

		11,939,694	8,474,026	9,867,900

Changes in operating working capital
Financial investments		(953,228)	(649,535)	(144,955)
Trade accounts receivable		(1,598,392)	1,007,875	(342,616)
Inventories		(1,351,028)	862,338	(501,734)
Taxes recoverable		469,293	1,058,104	841,908
Prepaid expenses		(30,521)	64,029	(66,701)
Other receivables		25,802	353,981	(10,174)
Trade payables		(1,642,649)	(4,254,575)	(1,518,288)
Taxes payable		(215,514)	(292,131)	220,226
Advances from customers		(13,512)	216,850	(37,356)
Leniency agreement		(1,343,803)
Sundry provisions		194,596	558,231	153,690
Other payables		55,541	38,464	734,351

Cash from operations		5,536,279	7,437,657	9,196,251

Interest paid		(2,154,053)	(1,826,942)	(1,872,229)
Income tax and social contribution paid		(920,606)	(1,152,847)	(232,302)

Net cash generated by operating activities		2,461,620	4,457,868	7,091,720

Proceeds from the sale of fixed assets		39,660	564	1,282
Proceeds from the sale of investments	5	450,000
Additions to investments in subsidiaries	1(a.ii)	(608,181)
Acquisitions to property, plant and equipment and intangible assets	(i)	(2,273,197)	(2,586,511)	(3,337,925)
Premium in the dollar put option		(14,683)	(4,856)
Held-for-maturity financial investments			38,353	2,441

Net cash used in investing activities		(2,406,401)	(2,552,450)	(3,334,202)

Short-term and Long-term debit
Obtained		8,492,341	4,107,626	5,481,546
Payments		(8,779,091)	(4,901,593)	(6,087,217)
Derivative transactions - payments		(810,279)
Braskem Idesa borrowings
Obtained		187,959	503,921	1,501,939
Payments		(1,080,502)	(469,282)	(510,715)
Dividends paid		(998,893)	(1,997,984)	(482,117)
Repurchase of treasury shares				(927)

Net cash used in financing activities		(2,988,465)	(2,757,312)	(97,491)

Exchange variation on cash of foreign subsidiaries		6,475	586,642	(508,036)

Increase (decrease) in cash and cash equivalents		(2,926,771)	(265,252)	3,151,991

Represented by
Cash and cash equivalents at the beginning of the year		6,701,864	7,043,262	3,891,271
Cash and cash equivalents at the end of the year		3,775,093	6,778,010	7,043,262

Increase (decrease) in cash and cash equivalents		(2,926,771)	(265,252)	3,151,991

(i) The capitalized interest paid that was included in this item (2016 - R$288,424 and 2015 - R$786,063) was reclassified to “Interest paid” (Note 2.4(a)).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

1                 Operations

Braskem S.A. is a public company headquartered in the city of Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 41 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), Bahia (“BA”), Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), six are located in the United States, four in Mexico and two are located in Germany. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals.

Braskem is also engaged in the manufacture, trading, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or as shareholder.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)             Significant corporate and operating events impacting these financial statements

(i)               In January 2017, Braskem’s new line to produce ultra-high molecular weight polyethylene (UHMWPE), known commercially as UTEC®, started operations. Located in La Porte, Texas, the plant complements the production capacity of the existing line in Brazil at the Camaçari Petrochemical Complex.

(ii)             On January 27, 2017, the Board of Directors of the Company authorized the execution of a purchase agreement with Odebrecht Utilities S.A. (“Odebrecht Utilities”), through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A. (“Cetrel”), which represent 63.66% of its voting capital, for the aggregate amount of R$610 million.

Cetrel is an environmental services company that launched its operations in 1978, together with the companies that set up operations in the Camaçari Petrochemical Complex. With over 100 clients, or around 70% of the Camaçari Complex, Cetrel is responsible for treating and disposing of industrial wastewater and solid waste, environmental monitoring and supplying water for industrial use to Braskem’s plants in Camaçari.

Cetrel plays an important role in managing the environmental processes of the Camaçari Petrochemical Complex, and its acquisition ensures the security and reliability of the complex’s industrial operations.

On September 29, 2017, a Shareholders’ Meeting of Braskem approved the consummation of the acquisition and, on October 2, 2017, the acquisition of 1,269,290 shares issued by Cetrel was concluded with payment of the agreed upon amount of R$610 million, on which date control of Cetrel was transferred to Braskem. The Company’s accounting policy choice for acquisition of companies under common control is the predecessor accounting. The impact from the difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity, in the amount of R$488,388, was recognized in “Equity”, under “Additional paid in capital”.

On October 16, 2017, during an extraordinary meeting of the Board of Directors of Cetrel, Braskem elected the new executive board and, on October 25, 2017, the extraordinary shareholders meeting elected the new members of the Board of Directors and Audit Board.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The net assets at the acquisition date are composed of the following main items:

Balance (i)

Current and non-current assets
Cash and cash equivalents	1,819
Financial investments	35,186
Trade accounts receivable	55,055
Inventories	8,152
Deferred income tax and social contribution	106,760
Property, plant and equipment	287,905
Intangible assets	52,556
Other assets	25,852
573,285

Current and non-current liabilities
Trade payables	16,019
Borrowings	18,485
Debentures	317,960
Other liabilities	29,787
382,251

Net assets (assets (-) liabilities)	191,034

The following table summarizes the consideration paid to Odebrecht Utilities on the acquisition date and book value of the net assets acquired:

			Balance (i)

Consideration
Acquisition of 1,269,290 shares (63.66% of the capital)			610,000
(A) Total consideration transferred			610,000

% of participation	100.00%		63.66%

(B) Cetrel's shareholders' equity on September 30. 2017	191,034		121,612

Result (A) - (B)		(ii)	488,388

(i)    Amounts based on September 30 balances, reflecting the transaction occurring on October, 2017.

(ii)  Difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity.

(iii)           On June 2, 2017, the Board of Directors approved the construction of a new polypropylene production unit in La Porte, Texas, United States. The total investment is up to approximately US$675 million for 450 kta in production capacity. The conclusion of the construction of this project and the start of its operations is expected in 2020.

(iv)           On January 9, 2017, the Board of Directors approved the sale of the subsidiaries Quantiq Distribuidora Ltda (“Quantiq”) and IAQG Armazéns Gerais Ltda (“IQAG”) in the amount of R$550 million, and on April 3, 2017 the transfer of control to the buyer company was concluded (Note 5).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)             Net Working Capital

On December 31, 2017, in compliance with IAS 1 - Presentation of Financial Statements, the subsidiary Braskem Idesa reclassified to current liabilities R$8,907,733 of Project finance obligations whose original maturities are long term, since certain contractual obligations (covenants) as of  December 31, 2017 were in default (Note 16). Consequently, the net working capital became negative R$1,145,404.

It should be noted that Braskem Idesa has been settling its debt service in accordance with the original maturity schedule, none of the creditors has requested the immediate reimbursement of such obligations and, without the above reclassification, net working capital would positive at R$7,762,329.

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

These consolidated financial statements are not equivalent to the statutory financial statements of the Company as issued under the requirements of the Brazilian jurisdiction. As the date of authorization for issue of these consolidated financial statements is different from the date when the consolidated financial statements were issued in Brazil, there are differences due to adjusting events after the reporting period, under IAS 10 – Events after the Reporting Period and a revision for a correction of immaterial error.

The statutory financial statements (parent company and consolidated) for the year ended December 31, 2017 were authorized for issue on March 27, 2018, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”), filed in the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”) on March 28, 2018.

The reconciliation between the statutory and these financial statements are presented below:

		December 31,
Decription	Caption in the statement of operations	2017

Profit for the year to the statutory financial statements (filed in CVM)		4,133,321

Additional disbursement the Leniency Agreement (note 23.3.a)	Other income (expenses), net	(375,476)

Reversal of provision (note 35.r)	Cost of products sold	223,340

Deferred income tax and social contribution	Current and deferred income tax and social contribution	(65,414)

Profit for the year in these financial statements (filed in SEC)		3,915,771

Consequently, in the balance sheet there was a reduction in trade payables in current liabilities of R$223,340, an increase in the provision for leniency agreement in non-current liabilities of R$375,476, an increase in deferred income tax and social contribution in non-current liabilities of R$65,414 and a decrease in shareholders´ equity of R$ 217,550.

The following paragraphs correspond to revisions in the balance sheet as of December 31, 2017 for the correction of errors. In Management´s assessment, these reclassifications do not represent a material misstatement and were recorded in these financial statements for better comparability and presentation of the amounts, as follow:

At the year ended December 31, 2017, for the foreign subsidiaries, the Company offset the advance on income taxes and VAT recoverable with the related provisions in these financial statements, in the amount of R$366,435. Accordingly, the captions Taxes recoverable and Taxes payable presented in the financial statements filed at CVM in the amounts of R$1,349,064 and R$1,261,204, respectively, have been revised and presented in these financial statements in the amounts of R$982,629 and R$894,769.

At the year ended December 31, 2017, the Company offset the advances to suppliers with trade payables in the amount of R$206,874. Accordingly, the captions Inventories and Trade payables presented in the financial statements filed at CVM in the amounts of R$6,846,923 and R$5,265,670, respectively, have been revised and presented in these financial statements in the amounts of R$6,640,049 and R$5,058,796.

The preparation of financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Issue of these financial statements was authorized by the Executive Board on October 7, 2019.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

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

(a)             Consolidation

The consolidated financial statements comprise the financial statements of the Braskem S.A. and the following entities:

		Total and voting interest - %
		Headquarters	2017	2016	2015
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")	(i)	Brazil		100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(ii)	Austria	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(iii)	Austria		100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")	(iv)	Brazil		100.00	100.00
Quantiq	(v)	Brazil			100.00
IQAG	(v)	Brazil			100.00
Cetrel	(vi)	Brazil	63.66
Distribuidora de Água Camaçari S.A. ("DAC")	(vii)	Brazil	63.66
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	(viii)	Brazil		100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00	100.00

(i)        Merged into the subsidiary Braskem Petroquímica in April 2016.

(ii)      Terminated in June 2018.

(iii)     Terminated in January 2016.

(iv)     Merged into the Braskem in December 2017.

(v)      Sold in April 2017 (Note 5).

(vi)     Acquired on October 2, 2017.

(vii)    Wholly-owned subsidiary of Cetrel.

(viii)  Contract terminated in 2016.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

2.2            Foreign currency translation

(a)             Functional and presentation currency

The functional and presentation currency of the Company is the real.

(b)             Functional currency other than the Brazilian real

Certain subsidiaries have a different functional currency from that of the Braskem S.A., as follows:

Functional currency

Subsidiaries
Braskem Alemanha, Braskem Austria e Braskem Austria Finance	Euro
Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso

The other subsidiaries adopt the Brazilian real as functional currency.

(c)            Exchange variation effects

The main effects from exchange variation on the Company’s transactions that impacted these financial statements are shown below:

	End of year rate at December 31			Average rate
							Variation
	2017	2016	Variation	2017	2016	2015	2017 - 2016	2016 - 2015
U.S. dollar - Brazilizan real	3.3080	3.2591	1.50%	3.1925	3.4833	3.3387	-0.0835	4.33%
U.S. dollar - Mexican peso	19.6890	20.6352	-4.59%	18.9142	18.6987	15.8846	0.0115	17.72%
U.S. dollar - Euro	0.8464	0.9479	-10.71%	0.8871	0.9041	0.9019	-0.0189	0.24%

2.3            New or revised pronouncements that are not yet effective

Several new standards will be effective for fiscal years beginning after January 1, 2018.  The Company did not early adopt these changes while preparing its financial statements.

(a)             Adoption of “IFRS 9 – Financial Instruments”, and “IFRS 15 – Revenue from Contracts with Customers”

The Company is obliged to adopt “IFRS 9 – Financial Instruments” and “IFRS 15 – Revenue from Contracts with Customers” starting from January 1, 2018.  The Company has already assessed the impact of the initial application of IFRS 9 (Note 2.3(a.1)) and IFRS 15 (Note 2.3(a.2)) on its consolidated financial statements.

The total adjustment (net of taxes) on the opening balance of the shareholders' equity under “Retained earnings” of the Company on January 1, 2018, is a reduction of R$9,989. The component relating to the estimated adjustment is the change in the methodology for calculating impairment pursuant and in the classification and measurement of the financial assets, according to IFRS 9.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

	As presented on December 31, 2017	Adjustments estimated at the adoption of IFRS 9	Adjusted opening balance estimated on January 1, 2018
Accumulated losses	(217,550)	(9,989)	(227,539)
Non-controlling	(827,501)		(827,501)
	(1,045,051)	(9,989)	(1,055,040)

(a.1)    IFRS 9 – Financial Instruments

            IFRS 9 - Financial Instruments establishes requirements for recognition and measurement of financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement.

(a.1.i)  Classification – Financial Assets

IFRS 9 has a new approach for the classification and measurement of financial assets, that reflects the business model in which assets are managed and its cash flow characteristics.

IFRS 9 has three main classification categories for financial assets: measured at amortized cost (“AC”), at fair value through other comprehensive income (“FVTOCI”) and at fair value through profit and loss (“FVTPL”). The standard IAS 39 classifications of held-to-maturity, loans and receivables and available-for-sale. IFRS 9 requires the classification of financial assets based on business model of the equity for managing their financial assets.

Pursuant to IFRS 9, derivatives in contracts where the host is a financial asset under the standard’s scope are never separated. Instead, the hybrid financial instrument is assessed in its entirety for classification.

Based on its assessment, the Company did not have a significant impact on the accounting of its financial investments resulted from new requirements of IFRS 9. However, because some trade receivables are sold to financial institutions and derecognized before the maturity date (Note 8), the Company classified part of its trade accounts receivables that can be sold at fair value under FVTOCI. The effect of this new classification on January 1, 2018 is R$601.

The following table and corresponding notes explain the original measurement categories, in accordance with IAS 39 and the new categories of measurement in accordance with IFRS 9, for each class of financial asset on January 1, 2018.

The effect from the adoption of IFRS 9 on the accounting balance of financial assets as of January 1, 2018 is related to the following:

(i)              New impairment calculation methodology

(ii)             Calculation of the fair value for receivables that, in accordance with the Company’s Business Model, may be sold before their maturities.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

	Classification by category		Book value
	IAS 39	IFRS 9	IAS 39	IFRS 9

Cash and cash equivalents
Cash and banks	Loans and receivables	Amortized cost	1,428,766	1,428,766
Financial investments in Brazil	Loans and receivables	Fair value through profit or loss	1,706,784	1,706,784
Financial investments abroad	Held-for-trading	Fair value through profit or loss	639,543	639,543
			3,775,093	3,775,093

Financial investments
LFT's and LF's	Held-for-trading	Fair value through profit or loss	1,816,889	1,816,889
Time deposit investments	Loans and receivables	Amortized cost	440,616	440,616
Time deposit investments	Held-for-trading	Fair value through profit or loss	15,764	15,764
Other	Held-for-trading	Fair value through profit or loss	39,739	39,739
			2,313,008	2,313,008

Trade accounts receivable	Loans and receivables	Amortized cost	3,244,851	3,235,463
Trade accounts receivable	Loans and receivables	Fair value through other comprehensive income	73,841	73,240

Derivatives	Financial assets measured at fair value	Fair value through profit or loss	74,378	74,378

(a.1.ii) Impairment – Financial and Contractual Assets

IFRS 9 replaced the “incurred loss” model of IAS 39 for a prospective model of "expected credit losses." This requires a relevant judgment regarding the way in which changes in economic factors affect the expected credit losses, which are determined based on weighted probabilities.

The new expected losses model will apply to financial assets measured at AC or FVTPL, excluding investments in equity instruments and contractual assets.

According to IFRS 9, provisions for expected losses are measured using one of the following bases:

•        The 12-month expected credit losses, i.e. (expected credit losses from possible default events within 12 months after the reporting date, and whose credit risk does not increase significantly since initial recognition); and

•        The full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). The measurement of these credit losses applies when the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The Company’s assessment indicated that the adoption of the expected credit loss model as required by IFRS 9 on January 1, 2018, in a reduction of R$9,388, net of taxes.

The Company expected credit losses, according to IFRS 9, are determined based on the following stages:

Stage 1 – when the securities are still performing at this stage, expected credit losses are calculated based on the actual experience of credit loss (write-off) over the last five years, segregating customers in accordance with their Operating Risk.

Stage 2 – when there is deterioration in the credit risk of the customer since the initial recognition; at this stage, the Company considers as deterioration of credit risk any credits that were renegotiated and that must be collected in court, regardless of their maturity.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Stage 3 – includes financial assets that have objective evidence of impairment; the trigger for evidence of impairment is an unprecedented delay of more than 90 days.

(a.1.iii) Hedge Accounting

While applying IFRS 9, the Company can, as an accounting policy, choose to continue applying the hedge accounting requirements of the IAS 39, instead of the new IFRS 9 requirements. The Company chose to apply the new requirements of IFRS 9.

IFRS 9 requires the Company to ensure that hedge accounting relationships are aligned with the Company’s risk management objectives and strategies, and that a more qualitative and prospective approach is applied to assess hedge effectiveness. IFRS 9 also introduces new requirements for rebalancing hedge relations and prohibits the voluntary discontinuation of hedge accounting.

Upon adopting IFRS 9, the Company elected to account for changes to fair value of forward points separately, as hedge cost. Thus, as of January 1, 2018, these changes are recognized in other comprehensive income (loss) and accrued in a hedge cost reserve as a separate component in equity and subsequently accounted in the same way as cumulative gains or losses in the cash flow hedge reserve.

The types of hedge accounting relations presently designated by the Company meet IFRS 9 and are aligned with the organization's risk management objective and strategy.

 (a.1.iv) Transition

The changes in accounting policies stemming from the adoption of IFRS 9 will be applied prospectively, including:

•        Allowed exemption to not restate comparative information from prior periods due to changes in classification and measurement financial instruments, including expected credit losses.

•        New requirements for hedge accounting.

•        The following assessments must be made based on facts and circumstances in place on the adoption date:

o   Determination of business model in which the financial asset is held.

o   Designation and revoking of prior designations of specific financial assets and liabilities measured at FVTPL.

(a.2) IFRS 15 – Revenue from Contracts with Customers

IFRS 15 introduces a comprehensive framework to determine if and when revenue must be recognized, and by how much the revenue is measured.  IFRS 15 replaces the standards IAS 18 – Revenue.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(a.2.i) Sales

The Company assessed that in its sales may have two distinct performance obligations between the Company and its customers, which are:

•        Delivery the sold product - the performance obligation ends when the ownership of the good is transferred to the client. For the Company, there is no difference between IAS 18 - Revenue and IFRS 15 related to the revenue recognition date associated with this performance obligation.

•        Contracting freight to the deliver goods - the performance obligation of the Company to contract freight to deliver the goods sold ends when the service is completed. For this performance obligation, considering that the Company acts as the principal of the operation and the effect of the difference in the moment of recognition of the portion of revenue allocated to the freight does not significantly affect the result of the year, such revenue will not be presented separately in the Company's financial statements.

(a.2.ii) Variable compensation (rebates and discounts)

The Company adopts the practice of contracting, with certain client bonuses for achieving sales targets. For clients which the Company expects will meet such targets and accordingly will receive a bonus are accrued the amounts due on a monthly basis. This provision, which until December 31, 2017, is recognized as a deduction from sales revenue, will be disclosed from January 1, 2018, as a deductible amount direct over gross revenue (Note 27).

The Company considers commercial discounts included on client invoices as part of the fair value of the revenue recognized, according to the established accounting standard applicable until December 31, 2017 (IAS 18). Therefore, the commercial discounts included on client invoices will not have any changes as a result of the adoption or measurement of its accounting recognition in accordance with IFRS 15.

(a.2.iii) Disclosures

IFRS 15 requires new disclosures that, according to the differences, identified and presented above, does not have significant changes in relation to current Company’s disclosures.

(a.2.iv) Transition

The Company adopted IFRS 15 using the cumulative effect method, with initial application of the standard on the initial date (that is January 1, 2018). As a result, the Company will not apply the requirements of IFRS 15 to the comparative period reported.

Apart from the aforementioned reporting changes for rebates for the achievement of revenue targets, the Company does not have any change in the timing and measurement of its revenue.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)       Adoption of “IFRS 16 – Leases” and “IFRIC 23 – Uncertainty on Income Tax Treatment”

(b.1) IFRS 16 - Leases

The Company is obliged to adopt “IFRS 16 – Leases” starting from January 1, 2019. This pronouncement replaces previous standards on leases, including IAS 17 – Leases and the corresponding interpretations, such as IFRIC 4, SIC 15 and SIC 27.

The standard introduces a single and standardized model for the accounting of leases in the balance sheet of the lessees, in which it recognizes a right-of-use asset representing the right to use the lease asset and a lease liability that represents the obligation to pay the lease are recognized. Exemptions from recognition will be allowed for low-value and short-term contracts.

In addition, the expenses related to these leases are no longer linear operating lease expense, going in accordance with IFRS 16 to be a cost of depreciation of use rights assets and interest expense on lease obligations.

The definition of leasing includes all contracts that entitle the use and control of an identifiable asset, including lease contracts and, potentially, some components of service agreements.

The variable elements of the payments related to leases (e.g., a machinery and/or equipment rental contract with part of the payments based on the asset’s productivity) are not considered in the calculation of the liability, and are recorded as operating expenses.

The Company will make the transition using the modified retrospective approach, i.e., it will apply the requirements of the commercial lease standard to all existing agreements on the initial adoption date, i.e. January 1, 2019. Therefore, information and balances will not be restated for comparison purposes.

The new accounting standard  provides practical expedients whose election is optional.  The Company intends to adopt the following accounting policies during the transition:

•     Not to revaluate whether the contract is or contains any lease on the initial adoption date. Instead, will apply IAS 17 to agreements that have been previously identified as leases, using IAS 17 and IFRIC 4;

•     Opt not to separate non-lease components from lease components, considering them, therefore, as a single lease component;

•     Not to record contracts with terms above 12 months, that at the transition date, will end within 12 months as from the initial adoption date;

•     Not to record low-value agreements (R$30 for the company in Brazil or US$10 for foreign subsidiares), in accordance with the policy defined by the Management.

•     Exclude the initial costs with measuring the asset from the right of use on the initial adoption date;

•     Use hindsight, such as determining the term of the lease, if the contract contains options to postpone or terminate the lease, among others; and

•     Apply a single discount rate to the lease portfolio with reasonably similar characteristics (such as leases with similar remaining lease terms, for a similar class of underlying asset in a similar economic environment and similar financing currencies – “portfolios”).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

In this context, the Company expects the initial adoption of IFRS 16 to affect its financial statements and internal processes. The most significant impacts are related to:

 (1) recognition of new assets of right-of-use assets and lease liabilities in the balance sheet;

 (2) the disclosure of new significant information on lease activities.

The Company does not expect significant changes in lease activities in the period between the publication of these financial statements and the date of initial adoption.

The effects expected as of January 1, 2019 are as follows:

•     Recognition of additional liabilities estimated between R$1,700,000 and R$1,900,000, as corresponding entries to the recognition of right-of-use assets. The amounts reflect the present value of the remaining minimum payments of the rent of existing operating leases;

•     The agreements that are exempt from recognition because they are short term and/or low value amount to an annual operating expense of approximately R$85,000.

•     Such recognition has no impact on the Company’s results.

Furthermore, as of the reporting date of these Financial Statements, the Company is developing processes and controls to meet the new requirements.

(b.2)    IFRIC 23 - Uncertainty on Income Tax Treatment

The new interpretation, that Company is obliged to adopt starting from January 1, 2019, establishes requirements for recognition and measurement in situations where the Company has determined, during the process of calculating taxes on net income (income tax and social contribution), the use of tax treatments that could be construed as uncertain and, therefore, could be questioned by the tax authorities.

The management is assessing the impacts of this interpretation.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

2.4            Change in accounting policy and restatement of the statement of operations

Change in accounting policy

(a)             The Management of Braskem decided to change, in the statement of cash flows, the presentation of interest paid, which previously was presented under the group referred to as “cash used in investment activities.” These expenses are now recorded under the item “interest paid.” This change enables: (i) the direct identification of the total amount paid as interest; and (ii) greater accuracy in determining the net cash from operations. The amounts reclassified in the period ended December 31, 2016 and 2015 were R$288,424 and R$786,063, respectively.

(b)             In 2017, the Company changed the classification of provision for profit sharing to standardize such classification among all companies, whether or not productive, and because it deemed the current classification more appropriate, since this provision does not present recurring elements or, even when recurring, the amounts differ from year to year.

In the fiscal year ended December 31, 2016 and 2015, the amounts related to this item were reclassified from “costs of goods sold” (2016 - R$163,056, 2015 – R$165,522), “selling and distribution expenses” (2016 - R$7,155, 2015 – R$5,848) and “general and administrative expenses” (2016 - R$191,586, 2015 – R$185,067) to the item “other income (expenses), net” (Note 29).

Restatement of the Statement of Operations

(a)             The amounts corresponding to the Statement of Operations for the year 2016 and 2015 are restated in compliance with IAS 8 – Accounting policies, changes in accounting estimates and errors for better comparability and presentation of the amounts. The Company is presenting the amount of "Costs of idle industrial plants" for the year 2016 and 2015, reclassified from "Other income (expenses), net". The amounts reclassified in the period ended December 31, 2016 and 2015 were R$208,006 and R$135,341, respectively.

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

The Company makes a series of other estimates that are presented in the respective notes, such as allowance for doubtful accounts and provision for repairing environmental damage.

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in critical estimates are presented below:

3.1            Deferred income tax (“IR”) and social contribution (“CSL”)

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the business plan, which is annually prepared by the Executive Board and submitted to the Board of Directors for approval. This plan uses as main variables projections for the price of the products manufactured by the Company, price of inputs, growth of gross domestic product of each country where the Company operates, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These projections are carried out on the basis of specialized external consultancies and based on the Company’s.

Information on deferred income tax and social contribution is presented in Note 21(c).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

3.2            Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless, the volatility of the foreign exchange and interest rate markets in Brazil has been causing significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

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

Information on derivative and non-derivative financial instruments is presented in Note 19.

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

The useful lives applied to the assets determined the following average (%) depreciation and depletion rates:

	2017	2016
Buildings and improvements	3.36	3.49
Machinery, equipment and installations	8.34	9.34
Mines and wells	8.84	8.83
Furniture and fixtures	10.13	10.36
IT equipment	20.09	20.53
Lab equipment	9.56	9.65
Security equipment	9.77	9.78
Vehicles	17.51	22.72
Other	18.17	18.97

Information on property, plant and equipment is presented in Note 13.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

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

Reportable operating segments:

Chemicals:

•          CGU Chemical Bahia: represented by assets of the chemical plants located in the state of Bahia;

•          CGU Chemical South: represented by assets of the chemical plants located in the state of Rio Grande do Sul;

•          CGU Chemical Southeast: represented by assets of the chemical plants located in the states of Rio de Janeiro and São Paulo;

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

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)             Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations are tested for impairment once a year. These tests are based on the projected cash generation for a five-year period, which are extracted from the business plan of the Company and cited in Note 3.1. In addition to the projected cash flow for the period from 2018 to 2022, perpetuity is also calculated based on the long-term vision and excluding real growth. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (“WACC”).

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

The remaining existing goodwill is allocated to the Chemical Sul CGU and to the Vinyls operating segment (Note 14(a)).

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

Possible loss – these are proceedings for which the possibility of loss is greater than remote and less than probable. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases arising from business combinations, the Company does not recognize a provision and mentions the most significant ones in a note (Note 23.2) to the financial statements. In business combination transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss, as determined by our external counsels.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

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

3.6            Hedge accounting

The Company designated non-derivative financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i) the performance of exports according to its business plan (Note 3.2), which are inherent to the market and business where it operates, and (ii) the ability of the Company to refinance its liabilities in U.S. dollar, since the priority financing in U.S. dollar is part of the Company’s guidelines and strategy and the maintenance of a minimum level of net liabilities in U.S. dollar is envisaged in the Financial Policy of the Company.

The subsidiary Braskem Idesa designated all of the financing it obtained for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate is included in the project that was presented to the banks/lenders, which, due to the consistency of the projection, granted Braskem Idesa a financing line shall be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase.

All hedge transactions conducted by the Company are in compliance with the accounting procedures and practices adopted by Braskem, and effectiveness tests are conducted for each transaction every quarter, which prove the effectiveness of its hedge strategy.

The Company determined that hedged items will be characterized by the first sales in U.S. dollars in each quarter until the amount designated for each period is reached (Note 19). The liabilities designated for hedge will be aligned with the hedging maturity schedule and the Company’s financial strategy.

According to the Financial Policy, the Company may contract derivatives (swaps, NDFs, options, etc.) to hedge against any undesired fluctuations in currencies and rates. These derivatives may be designated for hedge accounting based on the judgment of Management and when such designation is expected to significantly improve the demonstration of the compensatory effect on the fluctuations in the items protected by the hedge. The Company currently has derivatives designated for cash flow hedge accounting for (i) Libor hedge at Braskem Idesa and (ii) hedge of Braskem dollar put and call options (Note 19.3).

4                 Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy approved by the Board of Directors in March, 2017. The purpose of risk management is to protect the Company’s cash flows and reduce the threats to the financing of its operating working capital and investment programs.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

4.1            Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 19.6.

(a)             Exposure to commodity risks

Most of the Braskem’s feedstocks (naphtha, ethane, propane and propylene) and main products (PE, PP and PVC) are commodities quoted on international markets. A series of factors determine the dynamics of these quotes which directly impacts the result and cash generation of Braskem. Nevertheless, the Company understands that this risk is inherent in the petrochemical business and, therefore, in general does not seek financial instruments to hedge against commodities price fluctuations.

(b)             Exposure to foreign exchange risk

Considering the dynamics of the international petrochemicals market, where most of the time prices are linked to international references in denominated dollars, even Braskem's sales in Brazil are strongly correlated to the US currency. Thus, maintaining a portion of the cost in reais (fixed expenses with personnel, freight and energy, among others) tends to generate a passive net exposure to the local currency.

Therefore, in order to partially mitigate long-term foreign exchange risk, as from September 2016, the Company began to contract financial derivatives to form a Long-Term Foreign Exchange Hedge Program. The main mitigation of this program is the purchase and sale of US dollar options, protecting the expected flows for a period of up to 24 months, as described in more detail in Note 19.3.

In addition to the Hedge Program, to balance the composition between assets and liabilities in US dollars, Braskem's Financial Policy establishes that the Company should always maintain a percentage of at least 70% of the net debt denominated in US dollars. If appropriate, the company may maintain a percentage higher than 70%, provided that it is conditioned to a sensitivity analysis on the main financial indicators and the proof of the existence of no significant risk in the deterioration of these indicators.

On December 31, 2017, Braskem prepared a sensitivity analysis for its exposure to fluctuation in the U.S. dollar, as informed in Note 19.6.

(c)             Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”) and in the Interbank Certificate of Deposit (“CDI”) rate.

In 2016 and 2017, Braskem held swap contracts (Note 19.3.1) in which it: receives the pre-contractual rate and pays the CDI overnight rate; and receives Libor and pays a fixed rate.

On December 31, 2017, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 19.6(c.1) and (c.2).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

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

On December 31, 2017, approximately 17.4% of the amounts recorded as “Cash and cash equivalents” (Note 6) were allocated to financial institutions that had clearance agreements with the Company. The obligations under these agreements are accounted for under “Borrowings” (Note 16). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary, including credit insurance.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2017, the balance of trade accounts receivable was net of allowance for doubtful accounts (Note 8).

4.3            Liquidity risk

Braskem has a calculation methodology to determine minimum cash “vision month” (horizon of 30 days) and minimum cash “vision year” (horizon of up to 12 months) for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. The amounts for determination of the minimum cash “vision year” are calculated mainly based on the projected operating cash generation, less short-term debts and working capital needs. The amounts for determination of the minimum cash "vision month" consider the projection of operational cash disbursement, service of debts and contributions in projects, as well as the expected disbursement for derivatives with maturity in the period, among other items. The Company, in a conservative manner, uses as the minimum cash in its financial policy the highest value between these two references.

Braskem has two revolving credit lines for the purpose of managing liquidity risks, which may be used without restrictions to improve the Company’s credit quality or in the event of deterioration in the macroeconomic scenario, in the amounts of: (i) US$750 million until December 2019; and (ii) US$500 million until September 2019. These credit facilities enable Braskem to reduce the amount of cash it holds. As of December 31, 2017, none of these credit lines had been used.

The table below shows Braskem’s financial liabilities by maturity, including the amounts due under the Leniency Agreement (Note 23.3). These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet. The Braskem Idesa’s borrowings presents the original long-term maturities, excluding the reclassification to current liabilities arising from the breach of contractual obligations (Note 16).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

	Maturity
	Until	Between one and	Between two and	More than
	one year	two years	five years	five years	Total

Trade payables	5,119,937	259,737			5,379,674
Borrowings	1,256,574	3,963,839	6,708,910	24,520,093	36,449,416
Debentures	28,569	83,520	133,206	180,001	425,296
Braskem Idesa borrowings	820,282	1,832,863	2,250,575	7,616,260	12,519,980
Derivatives	6,875				6,875
Loan to non-controlling shareholder of Braskem Idesa				1,756,600	1,756,600
Leniency agreement (Note 23.3)	257,347	325,299	1,007,348	743,902	2,333,896
At December 31, 2017	7,489,584	6,465,258	10,100,039	34,816,856	58,871,737

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

5                 Available-for-sale assets and discontinued operations

During the second half of 2016, the Management of the Company approved the sale plan of the subsidiaries Quantiq Distribuidora Ltda. and IQAG Armazens Gerais Ltda. to the company GTM do Brasil Comércio de Produtos Químicos Ltda. On January 9, 2017, the Board of Directors approved the sale in the amount of R$550 million, was signed on the following day, and in January the operation was approved by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica).

The transfer of control to the buyer company was concluded on April 3, 2017. On the same date, Braskem received R$450 million. The remaining R$100 million will be received within 12 months, subject to adjustments typical to operations of this nature. The capital gain from the operation was R$276,816 (Total income of R$550,000 (-) net assets of R$273,184), recorded in the second quarter of 2017.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Assets and liabilities classified as available-for-sale and profit and loss from discontinued operations until the date of transfer of control are shown below:

(a)      Balance sheet

Assets and liabilities classified as held for sale	Mar/2017	Dec/2016
Assets
Cash and cash equivalents	40,216	76,146
Trade accounts receivable	119,076	65,626
Inventories	82,815	84,296
Taxes recoverable	46,858	45,859
Property, plant and equipment	61,591	61,037
Intangible assets	6,729	6,665
Other assets	17,932	20,075
Total assets	375,217	359,704

Liabilities
Trade payables	75,852	62,692
Payroll and related charges	7,099	11,170
Dividends	6,371	6,371
Taxes payable	9,668	7,064
Other payables	3,043	8,099
Total liabilities	102,033	95,396

Net assets (Assets (-) Liabilities)	273,184	264,308

(b)     Statement of operations

Result with discontinued operations	Mar/2017	Dec/2016	Dec/2015
Net sales revenue	212,238	830,754	874,702
Cost of products sold and services provided	(176,957)	(674,619)	(702,696)
Gross profit	35,281	156,135	172,006

Income (expenses)
Selling and distribution	(10,164)	(45,938)	(38,856)
General and administrative	(12,067)	(77,258)	(59,327)
Other income (expenses), net	(1,298)	(608)	(25,029)
Operating profit	11,752	32,331	48,794

Financial results	1,747	8,429	(31,967)

Profit before income tax and social contribution	13,499	40,760	16,827

Current and deferred income tax and social contribution	(4,623)	(13,901)	(10,445)

Result with discontinued operations	8,876	26,859	6,382

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)      Cash flow

	2016	2015

Profit before income tax and social contribution	40,760	16,827
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	5,428	5,639
Interest and monetary and exchange variations, net	(867)	17,090
Other	93	61

	45,414	39,617

Changes in operating working capital	41,642	(18,720)
Cash from operations	87,056	20,897

Acquisitions to property, plant and equipment	(5,491)	(8,749)
Other		214

Net cash used in investing activities	(5,491)	(8,535)

Short-term and long-term debt
Obtained		44,254
Payments	(57,543)	(2,121)
Related parties
Obtained	26,469	24,553
Payments	(35,094)	(24,646)
Dividends paid	(6,029)	(2,380)

Net cash provided (used) by financing activities	(72,197)	39,660

Increase in cash and cash equivalents	9,368	52,022

Represented by
Cash and cash equivalents at the beginning for the year	66,778	14,756
Cash and cash equivalents at the end for the year	76,146	66,778

Increase in cash and cash equivalents	9,368	52,022

6                 Cash and cash equivalents

		2017	2016

Cash and banks	(i)	1,428,766	2,178,611
Cash equivalents:
Domestic market		1,706,784	2,914,685
Foreign market	(i)	639,543	1,608,568
Total		3,775,093	6,701,864

(i)       On December 31, 2017, it includes cash and banks of R$247,285 (R$172,430 on December 31, 2016) and cash equivalents of R$47,400 (R$29,169 on December 31, 2016) of the subsidiary Braskem Idesa, available for use exclusively in its project.

This item includes cash, bank deposits and highly liquid financial investments available for redemption within three months. These assets are convertible into a known cash amount and are subject to insignificant risk of change in value.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the FIM Jupiter fund. Cash equivalents abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

7                 Financial investments

		2017	2016
Loans and receivables
Time deposit investments	(i)	440,616	434,015
Held-for-trading
Time deposit investments		15,764
Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s	(ii)	1,816,889	755,712
Other		39,739	756
Total		2,313,008	1,190,483

Current assets		2,302,672	1,190,483
Non-current assets		10,336
Total		2,313,008	1,190,483

(i)    This investment was given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa. The guarantee was withdrawn in April 2018 and this amount will become fully available.

(ii)  Government bonds held for trade refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have maturity above three months, immediate liquidity and expected realization in the short term.

8                 Trade accounts receivable

The Company’s billing period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and with substantial transfer of receivables risks and benefits, for which reason the trade notes are written-off at the moment of the operation.

	2017	2016
Costumers
Domestic market	1,459,623	869,306
Foreign market	2,209,094	1,215,626
Allowance for doubtful accounts	(350,025)	(380,559)
Total	3,318,692	1,704,373

Current assets	3,281,196	1,634,137
Non-current assets	37,496	70,236
Total	3,318,692	1,704,373

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The breakdown of trade accounts receivable by maturity is as follows:

	2017	2016

Accounts receivables not past due	2,886,546	1,668,063
Past due securities:
Up to 90 days	567,590	173,125
91 to 180 days	3,673	15,325
As of 180 days	210,908	228,419
	3,668,717	2,084,932
Allowance for doubtful accounts	(350,025)	(380,559)
Total customers portfolio	3,318,692	1,704,373

The changes in the allowance for doubtful accounts are presented below:

	2017	2016

Balance of provision at the beginning of the year	(380,559)	(327,974)
Provision in the year	18,573	(102,065)
Write-offs	22,878	38,499
Addition through merger of Cetrel	(10,917)
Transfers (of) to non-current assets held for sale		10,981
Balance of provision at the end of the year	(350,025)	(380,559)

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

9                 Inventories

	2017	2016

Finished goods	4,255,114	3,444,898
Raw materials, production inputs and packaging	1,715,757	1,407,399
Maintenance materials	365,803	312,167
Advances to suppliers	275,169	103,267
Imports in transit and other	74,670	31,816
Total	6,686,513	5,299,547

In current assets	6,640,049	5,238,014
In non-current assets	46,464	61,533
Total	6,686,513	5,299,547

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

In the fiscal years ended December 31, 2017 and December 31, 2016, finished goods presented a value below their net realizable value, which means there is no need to accrue a provision. For this estimate, the Company considers the sale price projected for the period during which it expects to sell the product. This period is determined based on the historical data for the turnover of the respective inventory.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

10              Related parties

	Balance sheet for associated companies, jointly-controlled investment and related companies
	2017					2016
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	7,634		45,184	60,502	113,320	5,634		33,843	28,390	67,867
Inventories	250,904	(i)	118		251,022			5,434		5,434
Dividends and interest on capital				10,859	10,859				14,986	14,986
Other						50				50
Total assets	258,538		45,302	71,361	375,201	5,684		39,277	43,376	88,337

Liabilities
Current
Trade payables	21,530		149,058	700	171,288	77,461		904,090	1,226	982,777
Other receivables	2,338		562	7,591	10,491
Total liabilities	23,868		149,620	8,291	181,779	77,461		904,090	1,226	982,777

(i) Note 10(b.i and b.ii)

	Transactions between associated companies, jointly-controlled investment and related companies
	2017					2016					2015
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	27,467		1,810,789	629,302	2,467,558	49,051		2,023,815	562,709	2,635,575	64,093		1,620,335	475,836	2,160,264
Purchases of raw materials, finished goods
services and utilities	742,161		12,795,819	5,664	13,543,644	1,564,103	(ii)	12,291,190	56,170	13,911,463	3,692,625	(ii)	12,488,618	108,688	16,289,931
Financial income (expenses)	2,056		(39,433)		(37,377)	(21)		6,452		6,431			6,723		6,723
General and administrative expenses
Post-employment benefits plan ("EPE")
Odebrecht Previdência Privada ("Odeprev")				36,725	36,725				41,845	41,845				44,466	44,466
Acquisition of subsidiary	610,000	1(a.ii)			610,000

(i)                 10(a.i) and (a.ii);

(ii)                Includes expenses with the Braskem Idesa project, in the amount of  R$734,263 related to the fiscal year ended December 31, 2016 and R$3,177,121 related to the fiscal year ended December 31, 2015.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(a)             New and/or renewed agreements with related companies

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract with related parties but those related to the purchase of raw materials that exceed R$5,000 per operation or R$15,000 altogether per year. This provision encompasses contracts between the Company and its subsidiaries and (i) any of its common shareholders and (ii) directors of the Company or subsidiary or its respective related parties.

Pursuant to Federal Law 6,404/76, officers and directors are prohibited from: (i) performing any acts of liberality with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization under the Bylaws or by the shareholders’ meeting.

As part of the control to identify related parties, the officers and directors of Braskem are asked, on an annual basis, if they or their direct family members have any kind of relevant interaction, in an amount equal to or greater than R$5,000 per operation, or in an aggregate amount greater than R$15,000, with companies that transact with Braskem and its subsidiaries, per fiscal year. Such interaction may be in the form of holding an equity interest or participating in the management of the company. For the fiscal years 2017 and 2016, the companies that were informed by the managers are considered in this note if they met the aforementioned criteria.

The related parties that have significant relationship with the Company are as follows:

Odebrecht and its direct and indirect subsidiaries:

•          Agro Energia Santa Luzia S.A. (“USL”)

•          Brenco Companhia Brasileira de Energia Renovável. (“Brenco”)

•          Construtora Norberto Odebrecht S.A. (“CNO”).

•          Odebrecht Agroindustrial Participações S.A. (“ODB Agro Par”)

•          Rio Claro Agroindustrial S.A.

•          Usina Conquista do Pontal S.A. (“UCP”)

•          Santo Antônio Energia S.A. (“SAESA”)

Petrobras and its direct and indirect subsidiaries:

•          Petrobras: shareholder of Braskem.

•          Petrobras Distribuidora (“BR Distribuidora”).

•          Refinaria Alberto Pasqualini (“REFAP”).

Joint ventures of Braskem:

•          Refinaria de Petróleo Riograndense S.A. (“RPR”).

In the fiscal years ended December 31, 2017 and December 31, 2016, the following transactions were carried out with related companies, all with normal market terms and conditions, by the Company:

•          Odebrecht and its subsidiaries:

(i)        In March 2017, the Company entered into an agreement for supply of hydrous ethanol with UCP and USL. Ethanol is the feedstock consumed by Braskem to produce green ethylene. The agreement is guaranteed by ODB Agro Par and Rio Claro. The agreement also provides for a commercial discount and other flexibilities in the process of Braskem’s acquisition of the product. It also includes an advance of R$150,000, to be restated at market rates. The advance is guaranteed by a pledge of the sugarcane crop, its products and subproducts at net market value in an amount greater than the value of the advance, with the pledged asset insured through a policy contracted from a premium insurer and with a provision for subrogation. The agreement is valid through April 30, 2018 and the balance as of December 31, 2017 was R$50,904.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

In December 2017, the Company entered into an amendment that changed the billing for raw material acquisitions to future delivery, so as to bring forward the billing of the volume of the goods delivered between January and March 2018. The amendment determines that the price practiced at time of delivery is the lesser of the ceiling established in the amendment and the reference established in the original contract.

(ii)     In December 2017, an agreement was entered into with USL, UCP, ODB Agro Par and Brenco, with the purpose of ensuring the supply of hydrous ethanol volumes, which included a commercial discount on the supply and established contractual flexibilities for acquisition. The contract includes an advance of R$200,000, which is guaranteed by a pledge of the sugarcane crop, its products and sub-products at a net market value greater than the amount of the advance, with the pledged asset insured by a policy contracted from a premium insurer and with a provision for subrogation, with duration through     April 30, 2019.

(iii)   In December 2017, the Company signed an industrial maintenance services agreement with CNO that encompassed boilers and the welding of tubing and static equipment, as well as operational and maintenance services on cargo machinery to be performed at the Braskem Units located in Rio Grande do Sul. The agreement has an estimated maximum amount of R$120,000 and is valid through December 1, 2021.

(iv)   In August 2016, a power purchase agreement was executed with SAESA to supply Braskem’s industrial units. The agreement has an estimated maximum value of R$517,000 and is valid for 13 years as from January 1, 2017.

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

(ii)     As from January 2017, Braskem maintains agreements for the sale of gasoline to Petrobras Distribuidora S.A., which is renewed on a monthly basis. Sales in the year amount to R$995,602.

(iii)   In November 2016, the Company entered into an agreement with Petrobras for the purchase of 108,000 tons of polymer-grade propylene through REFAP, with duration of 5 years.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

•          Braskem joint venture:

(i)      In 2017, sales of gasoil to RPR amounted to R$44,698. The product is used as feedstock in the diesel production process.

(ii)     Since January 2017, Braskem has maintained monthly negotiations for the sale of gasoline to RPR. Sales in the period amounted to R$323,949.

(b)            Key management personnel

Income statement transactions	2017	2016	2015
Remuneration
Short-term benefits	60,303	44,277	46,562
Post-employment benefit	664	515	272
Total	60,967	44,792	46,834

11             Taxes recoverable

		2017	2016	2015
				Adjusted
Brazil
IPI		18,226	38,909	23,996
Value-added tax on sales and services (ICMS) - normal operations	(a)	483,248	495,339	403,842
ICMS - credits from PP&E		140,904	125,145	121,954
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		22,389	32,823	69,431
PIS and COFINS - credits from PP&E		223,297	253,503	230,030
Income tax and social contribution (IR and CSL)	(b)	691,697	605,058	958,567
REINTEGRA program	(c)	102,166	53,129	274,654
Federal supervenience	(d)	140,537	155,533	173,436
Other		4,322	1,046	14,281
		-	-
Foreign subsidiaries		-	-
Value-added tax ("IVA")		92,119	132,152	277,751
Income tax (IR)		46,939	19,103	80,600
Other		4,021	2,628	1,559
Total		1,969,865	1,914,368	2,630,101

Current assets		982,629	826,015	1,312,341
Non-current assets		987,236	1,088,353	1,317,760
Total		1,969,865	1,914,368	2,630,101

(a)             ICMS – normal operations

Accumulated ICMS credits over the past few years arises mainly from domestic sales subject to deferred taxation and export sales.

The Management of the Company has been prioritizing a series of actions to maximize the use of these credits and currently does not expect losses on the realization of cumulative balances.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

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

(c)             REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to the following percentages of all export revenue, in accordance with Federal Law 13,043/14 and Executive Order 8,543/15:

(i)    3%, between October 1, 2014 and February 28, 2016;

(ii)   1%, between March 1, 2016 and November 30, 2016;

(iii)  0.1% between December 1, 2016 and December 31, 2017;

(iv)  2% between January 1, 2017 and December 31, 2017;

(v)     2% between January 1, 2018 and May 31, 2018; and

(vi)    0.1% as of June 1, 2018.

Such credits may be realized in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

In the fiscal year ended December 31, 2017, the Company recognized credits in the amount of R$178,716 (R$8,694 in 2016) and offset the amount of R$138,531 (R$230,220 in 2016). In the Statement of Operations, credits were recognized in the item “Cost of Products Sold.”

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

12              Investments

(a)             Information on investments

	Interest in total	Net profit (loss)
	and voting	for the year			Equity
	capital (%) - 2017	2017	2016	2015	2017	2016

Jointly-controlled investment
RPR	33.20	106,109	86,682	24,784	201,038	175,896
Odebrecht Comercializadora de Energia S.A. ("OCE")	20.00	(543)	(5,720)	10,490	5,178	5,721

Associates
Borealis	20.00	17,752	10,538	(3,914)	166,630	162,629

(b)             Changes in investments

			Dividends		Provision	Equity
	Balance at		and interest	Effect	for losses/	valuation	Balance at
	Dec/2016	Incorporations	on equity	of results	other	adjustments	Dec/2017

Associates
Borealis	32,526		(3,793)	4,592			33,325
	32,526		(3,793)	4,592			33,325

Jointly-controlled investments
OCE	1,145			(109)			1,036
RPR	58,404		(30,960)	35,230		4,078	66,752
Other	238	28			(121)		145
	59,787	28	(30,960)	35,121	(121)	4,078	67,933

Total	92,313	28	(34,753)	39,713	(121)	4,078	101,258

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)             Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12, the Company is presenting the financial statements of the subsidiary in which the non-controlling shareholder holds interest, with material effects on the Company’s consolidated statements.

Balance sheet	Consolidated Braskem
	without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated
	2017	2016		2017	2016		2017	2016	2017	2016
Assets
Curent
Cash and cash equivalents	3,480,407	6,500,265		294,686	201,600				3,775,093	6,701,865
Financial investments	2,302,672	1,190,483							2,302,672	1,190,483
Trade accounts receivable	2,809,034	1,455,893		620,531	247,465		(148,369)	(69,221)	3,281,196	1,634,137
Inventories	6,293,324	4,862,571		346,725	375,443				6,640,049	5,238,014
Taxes recoverable	919,600	710,982		63,029	115,033				982,629	826,015
Other receivables	392,750	278,865		44,630	27,169				437,380	306,034

	16,197,787	14,999,059		1,369,601	966,710		(148,369)	(69,221)	17,419,019	15,896,548

Non-current assets held for sale		359,704								359,704

	16,197,787	15,358,763		1,369,601	966,710		(148,369)	(69,221)	17,419,019	16,256,252

Non-current
Taxes recoverable	987,184	1,088,304		52	49				987,236	1,088,353
Deferred tax	129,469	189,613		1,036,257	1,463,502				1,165,726	1,653,115
Related parties	5,051,706	4,690,672				(ii)	(5,051,706)	(4,690,672)
Other receivables	637,549	648,511		33,207	29,823				670,756	678,334
Property, plant and equipment	19,180,263	18,814,175		11,228,346	11,171,400	(iii)	(646,999)	(648,865)	29,761,610	29,336,710
Intangible	2,575,567	2,667,708		151,930	141,379				2,727,497	2,809,087

	28,561,738	28,098,983		12,449,792	12,806,153		(5,698,705)	(5,339,537)	35,312,825	35,565,599

Total assets	44,759,525	43,457,746		13,819,393	13,772,863		(5,847,074)	(5,408,758)	52,731,844	51,821,851

Liabilities and shareholders' equity
Current
Trade payables	5,047,293	6,335,452		159,872	278,905		(148,369)	(69,221)	5,058,796	6,545,136
Borrowings	1,184,781	2,594,463							1,184,781	2,594,463
Debentures	27,183								27,183
Braskem Idesa Borrowings				9,691,450	10,437,791				9,691,450	10,437,791
Payroll and related charges	609,883	540,405		20,634	22,050				630,517	562,455
Taxes payable	881,702	611,231		13,067	12,849				894,769	624,080
Other payables	1,019,346	2,053,031		57,581	125,955				1,076,927	2,178,986

	8,770,188	12,134,582		9,942,604	10,877,550		(148,369)	(69,221)	18,564,423	22,942,911

Non-current liabilities held for sale		95,396								95,396

	8,770,188	12,229,978		9,942,604	10,877,550		(148,369)	(69,221)	18,564,423	23,038,307

Non-current
Loan agreements	22,176,640	20,736,604							22,176,640	20,736,604
Braskem Idesa Borrowings	286,141								286,141
Accounts payable to related parties				5,065,971	4,698,881	(ii)	(5,065,971)	(4,698,881)
Non-controlling loan in Braskem Idesa			(v)	1,756,600	1,620,519				1,756,600	1,620,519
Provision for losses on subsidiaries	2,689,769	3,053,637				(iv)	(2,689,769)	(3,053,637)
Other payables	4,467,398	4,698,937		7,842	6,774				4,475,240	4,705,711

	29,619,948	28,489,178		6,830,413	6,326,174		(7,755,740)	(7,752,518)	28,694,621	27,062,834

Shareholders' equity
Attributable to the Company's shareholders	6,300,300	2,738,590		(2,953,624)	(3,430,861)		2,953,625	3,430,861	6,300,301	2,738,590
Non-controlling interest
in Braskem Idesa	69,089						(896,590)	(1,017,880)	(827,501)	(1,017,880)

	6,369,389	2,738,590		(2,953,624)	(3,430,861)		2,057,035	2,412,981	5,472,800	1,720,710

Total liabilities and shareholders' equity	44,759,525	43,457,746		13,819,393	13,772,863		(5,847,074)	(5,408,758)	52,731,844	51,821,851

(i)        Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)      Loan from Braskem Holanda as part of shareholders’ contribution to the Braskem Idesa project.

(iii)     Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv)     Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)      Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Statement of operations
	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016
		Adjusted		Adjusted				Adjusted
Net sales revenue	46,207,109	46,343,171	3,656,801	1,495,018	(603,316)	(174,201)	49,260,594	47,663,988
Cost of products sold	(34,675,494)	(34,040,770)	(2,125,031)	(1,109,020)	623,117	164,221	(36,177,408)	(34,985,569)

	11,531,615	12,302,401	1,531,770	385,998	19,801	(9,980)	13,083,186	12,678,419

Income (expenses)
Selling and distribution	(1,287,817)	(1,286,558)	(171,791)	(117,115)			(1,459,608)	(1,403,673)
General and administrative	(1,336,072)	(1,201,489)	(122,043)	(123,855)	23,843	39,731	(1,434,272)	(1,285,613)
Research and development	(167,456)	(162,010)					(167,456)	(162,010)
Results from equity investments	191,949	(923,096)			(151,993)	953,174	39,956	30,078
Other income (expenses), net	(887,185)	(3,913,567)	32,305	7,613			(854,880)	(3,905,954)

	8,045,034	4,815,681	1,270,241	152,641	(108,349)	982,925	9,206,926	5,951,247

Financial results
Financial expenses	(3,044,668)	(3,054,334)	(973,952)	(688,868)	271,403	172,240	(3,747,217)	(3,570,962)
Financial income	850,367	955,423	24,666	3,193	(271,403)	(268,494)	603,630	690,122
Exchange rate variations, net	(936,804)	(2,115,993)	132,186	(1,094,424)	5,856		(798,762)	(3,210,417)

	(3,131,105)	(4,214,904)	(817,100)	(1,780,099)	5,856	(96,254)	(3,942,349)	(6,091,257)

Profit (loss) before income tax
and social contribution	4,913,929	600,777	453,141	(1,627,458)	(102,493)	886,671	5,264,577	(140,010)

IR and CSL - current and deferred	(1,057,699)	(1,039,107)	(299,983)	423,061			(1,357,682)	(616,046)
	(1,057,699)	(1,039,107)	(299,983)	423,061			(1,357,682)	(616,046)

Profit (loss) for the year of continued operations	3,856,230	(438,330)	153,158	(1,204,397)	(102,493)	886,671	3,906,895	(756,056)

Discontinued operations results
Profit (loss) from discontinued operations	13,499	40,760					13,499	40,760
IR and CSL - current and deferred	(4,623)	(13,901)					(4,623)	(13,901)
	8,876	26,859					8,876	26,859

Profit (loss) for the year	3,865,106	(411,471)	153,158	(1,204,397)	(102,493)	886,671	3,915,771	(729,197)

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016
								Adjusted
Profit (loss) before income tax and social contribution and for the result with discontinued operations	4,913,929	641,537	453,141	(1,627,458)	(102,493)	886,671	5,264,577	(99,250)

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	2,230,466	2,381,160	742,033	331,691	(43,644)	(29,751)	2,928,855	2,683,100
Results from equity investments	(191,949)	923,096			151,993	(953,174)	(39,956)	(30,078)
Interest and monetary and exchange variations, net	2,900,745	1,851,033	802,825	1,229,219	(5,856)	(54,244)	3,697,714	3,026,008
Gain on sale of investment in subsidiary	(276,816)						(276,816)
Leniency agreement	375,476	2,853,230					375,476	2,853,230
Reversal of provisions	(223,340)						(223,340)
Provision for losses and write-offs of long-lived assets	212,759	40,530	425	486			213,184	41,016

	9,941,270	8,690,586	1,998,424	(66,062)		(150,498)	11,939,694	8,474,026

Changes in operating working capital
Financial investments	(953,228)	(649,535)					(953,228)	(649,535)
Trade accounts receivable	(1,304,474)	1,083,117	(373,066)	(126,617)	79,148	51,375	(1,598,392)	1,007,875
Inventories	(1,387,696)	966,974	36,668	(104,636)			(1,351,028)	862,338
Taxes recoverable	415,923	976,770	53,370	81,334			469,293	1,058,104
Prepaid expenses	(21,732)	64,029	(8,789)				(30,521)	64,029
Other receivables	34,500	332,673	(8,698)	21,308			25,802	353,981
Trade payables	(1,444,468)	(4,052,705)	(119,033)	(150,495)	(79,148)	(51,375)	(1,642,649)	(4,254,575)
Taxes payable	(132,697)	(674,466)	(82,817)	382,335			(215,514)	(292,131)
Advances from customers	(3,089)	207,020	(10,423)	9,830			(13,512)	216,850
Leniency agreement	(1,343,803)						(1,343,803)
Other payables	124,050	430,714	126,087	165,981			250,137	596,695

Cash from operations	3,924,556	7,375,177	1,611,723	212,978		(150,498)	5,536,279	7,437,657

Interest paid	(1,648,971)	(1,611,718)	(505,082)	(215,224)			(2,154,053)	(1,826,942)
Income tax and social contribution paid	(919,236)	(1,152,847)	(1,370)				(920,606)	(1,152,847)

Net cash generated by operating activities	1,356,349	4,610,612	1,105,271	(2,246)		(150,498)	2,461,620	4,457,868

Proceeds from the sale of fixed assets	450,000						450,000
Acquisitions to property, plant and equipment	(608,181)						(608,181)
Acquisitions of intangible assets	(2,185,567)	(1,844,510)	(87,630)	(892,499)		150,498	(2,273,197)	(2,586,511)
Other	24,977	34,061					24,977	34,061

Net cash used in investing activities	(2,318,771)	(1,810,449)	(87,630)	(892,499)		150,498	(2,406,401)	(2,552,450)

Short-term and long-term debt
Obtained	8,492,341	4,107,626					8,492,341	4,107,626
Payments	(8,779,091)	(4,901,593)					(8,779,091)	(4,901,593)
Derivative transactions - payments	(810,279)						(810,279)
Braskem Idesa borrowings
Obtained			187,959	503,921			187,959	503,921
Payments			(1,080,502)	(469,282)			(1,080,502)	(469,282)
Related parties
Obtained loans (payment of loans )	20,637	(882,158)	(20,637)	882,158
Dividends paid	(998,893)	(1,997,984)					(998,893)	(1,997,984)

Net provided (used) in financing activities	(2,075,285)	(3,674,109)	(913,180)	916,797			(2,988,465)	(2,757,312)

Exchange variation on cash of foreign subsidiaries	17,849	541,734	(11,374)	44,908			6,475	586,642

Increase (decrease) in cash and cash equivalents	(3,019,858)	(332,212)	93,087	66,960			(2,926,771)	(265,252)

Represented by
Cash and cash equivalents at the beginning for the year	6,500,265	6,908,623	201,599	134,639			6,701,864	7,043,262
Cash and cash equivalents at the end for the year	3,480,407	6,576,411	294,686	201,599			3,775,093	6,778,010

Increase (decrease) in cash and cash equivalents	(3,019,858)	(332,212)	93,087	66,960			(2,926,771)	(265,252)

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

13             Property, plant and equipment

(a)             Change

		Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total

Cost		471,655	5,530,714	36,804,409	3,495,965	1,404,759	47,707,502
Accumulated depreciation/depletion			(1,111,642)	(16,595,497)		(663,653)	(18,370,792)
Balance as of December 31, 2016		471,655	4,419,072	20,208,912	3,495,965	741,106	29,336,710

Acquisitions				149,018	2,090,157	6,066	2,245,241
Additions for acquisition of subsidiary		14,937	122,846	63,081	46,833	92,052	339,749
Capitalized financial charges					130,272		130,272
Foreign currency translation adjustment		5,600	168,554	387,757	56,425	4,877	623,213
Transfers by concluded projects	(ii)	29,703	145,622	2,216,704	(2,539,041)	147,012
Other, net of depreciation/depletion		(21,249)	(5,149)	(166,585)	(5,946)	(12,342)	(211,271)
Depreciation / depletion			(280,448)	(2,275,788)		(146,068)	(2,702,304)
Net book value		500,646	4,570,497	20,583,099	3,274,665	832,703	29,761,610
Cost		500,646	6,058,259	39,211,042	3,274,665	1,755,092	50,799,704
Accumulated depreciation/depletion			(1,487,762)	(18,627,943)		(922,389)	(21,038,094)
Balance as of December 31, 2017		500,646	4,570,497	20,583,099	3,274,665	832,703	29,761,610

(i)    On December 31, 2017, the main amounts recorded under this item corresponded to expenses with scheduled maintenance shutdowns in Brazil and at overseas plants that are either in the preparation phase or ongoing (R$578,920), capitalized financial charges (R$174,333), inventories of spare parts (R$441,262), strategic projects in Brazil (R$436,460), which include the processing of ethane at UNIB BA and the strategic projects of Braskem America (R$552,727), such as the construction of the new unit of polypropylene production in the United States (Note 1(a.iii)). The remainder corresponds mainly to various projects for maintaining the production capacity of plants.

(ii)   Related mainly to expenses incurred by the Braskem, which were transferred to “Machinery, equipment and facilities” (R$1,592,844).

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

In 2017, the financial charges were capitalized in the amount of R$130,272 (R$367,780 in 2016). The average rate of these charges in the year was 7.78% p.a. (8.12% p.a. in 2016).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)             Property, plant and equipment by country

	2017	2016

Brazil	16,665,988	16,939,745
Mexico	10,581,347	10,522,536
United States of America	2,275,987	1,668,399
Germany	229,328	205,650
Other	8,960	380
	29,761,610	29,336,710

14              Intangible assets

	Goodwill
	based on			Customers
	expected future	Brands	Software	and Suppliers
	profitability	and Patents	licenses	Agreements	Total
Cost	3,187,722	339,512	566,673	772,888	4,866,795
Accumulated amortization	(1,128,848)	(110,880)	(364,336)	(453,644)	(2,057,708)
Balance as of December 31, 2016	2,058,874	228,632	202,337	319,244	2,809,087

Acquisitions		340	27,319	297	27,956
Additions through acquisition on subsidiary			1,316	402	1,718
Foreign currency translation adjustment		8,357	4,759	(932)	12,184
Other, net of amortization		1,107	(124)		983
Amortization		(8,349)	(43,467)	(72,615)	(124,431)
Net book value	2,058,874	230,087	192,140	246,396	2,727,497
Cost	3,187,722	349,316	607,528	772,253	4,916,819
Accumulated amortization	(1,128,848)	(119,229)	(415,388)	(525,857)	(2,189,322)
Balance as of December 31, 2017	2,058,874	230,087	192,140	246,396	2,727,497

Average annual rates of amortization		5.89%	11.91%	6.00%

The Company adopts the following accounting practice for each class of intangible assets:

(a)             Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the IASB pronouncements and represent the excess of the amount paid over the amount of equity of the acquired companies. Such goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests. In October 2017, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

			Book value
	Allocated	Cash flow	(with goodwill and
	goodwill	(CF)	work capital) (i)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	11,970,190	2,912,030	4.1
Operating segment - Polyolefins	939,667	26,654,836	7,766,269	3.4
Operating segment - Vinyls	192,353	5,091,859	2,895,428	1.8

(i)    The carrying amount includes, in addition to goodwill, long-lived assets and working capital from each operating segment.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The assumptions adopted to determine the discounted cash flow are described in Note 3.4(b). The WACC used was 12.33% p.a. The inflation rate considered for perpetuity was 4.1%.

Given the potential impact on cash flows of the “discount rate” and “perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	+0.5% on	-0.5% on
	discount rate	perpetuity
CGU and operating segments
CGU - UNIB - South	11,327,443	11,485,194
Operating segment - Polyolefins	25,042,032	25,405,611
Operating segment - Vinyls	4,808,622	4,877,875

The main assumptions used for projecting cash flows are related to the projection of macroeconomic indicators, international prices, global and local demand in the countries where Braskem has operational production plants.

Macroeconomic indicators are provided by a widely recognized consulting firm and include items such as: exchange, inflation and interest rates, among others.

Prices for key petrochemical products are obtained from projections made by an international consulting firm. However, final prices take into consideration meetings of specific internal committees and the knowledge of the Company’s experts in preparing the benchmarks for each market. In most cases, for the projected period, the internally projected prices were more conservative than those originally projected by the international consulting firm.

Similar to for prices, global demand also is contracted from a specific consulting firm and, in the markets where the Company operates more directly, they consider additional variables for the composition of local demand.

In the Vinyls segment, whose main product is PVC, the projected cash flow exceeded the book value of assets by 76%.  The main variables impacting this business are related to fluctuations in the exchange rate, international spreads (especially those related to the prices of naphtha, PVC and Caustic Soda) and Brazilian demand. Effective deviations of these important variables from the Company’s projections could lead to cash flows being lower than the value of the assets.

(b)             Intangible assets with defined useful lives

(b.1)     Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years). Expenditures with research and development are accounted for in profit and loss as they are incurred.

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b.3)     Software

All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit and loss as incurred.

(c)             Intangible assets by country

	2017	2016

Brazil	2,502,231	2,526,371
Mexico	151,930	141,379
United States of America	47,357	115,355
Germany	25,948	25,956
Other	31	26
	2,727,497	2,809,087

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

15              Borrowings

(a)             Borrowings

	Annual financial charges		2017	2016
Foreign currency
Bonds	Note 15 (b)		20,082,588	14,216,539
Advances on exchange contracts	US dollar exchange variation + 3.52%			362,779
Export prepayment	Note 15 (d)		781,573	777,801
BNDES	Exchange variation + interest between 6.82 and 6.98			201,147
Export credit notes	Exchange variation + interest between 7.30 and 7.87		679,895	1,173,127
Working capital	US dollar exchange variation + 1.88% above Libor		883,181	1,644,487
Transactions costs			(285,657)	(199,570)
			22,141,580	18,176,310

Current liabilities			985,639	1,128,524
Non-current liabilities			21,155,941	17,047,786
Total			22,141,580	18,176,310

Local currency
Export credit notes	8.00			381,632
Export credit notes	105.00 and 108.00 of CDI	(i)	508,146	1,717,262
BNDES	TJLP + interest between 0.00 and 2.62		31,347	1,527,765
BNDES	SELIC + 2.32		22,039	602,648
BNDES	Interest between 3.50 and 7.00		132,020	288,486
BNB/ FINEP/ FUNDES/FINISA/FINAME	6.17%		486,227	580,647
FINAME	TJLP + interest between 1.90 and 6.00		2,293	1,850
Fundo de Desenvolvimento do Nordeste (FDNE)	6.5%		42,045	46,991
Other	CDI + 0.04%		655	19,321
Transactions costs			(4,931)	(11,845)
			1,219,841	5,154,757

Current liabilities			199,142	1,465,939
Non-current liabilities			1,020,699	3,688,818
Total			1,219,841	5,154,757

Foreign currency and local currency
Current liabilities			1,184,781	2,594,463
Non-current liabilities			22,176,640	20,736,604
Total			23,361,421	23,331,067

(i)        The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 19.3.1 (a.ii)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)             Bonds

		Issue amount		Interest
Issue date		US$	Maturity	(% per year)	2017	2016
September-2006		275,000	January-2017	8.00		188,325
June-2008		500,000	June-2018	7.25	440,274	433,766
May-2010		400,000	May-2020	7.00	159,341	156,985
May-2010		350,000	May-2020	7.00	1,169,732	1,152,440
October-2010		450,000	no maturity date	7.38	1,514,826	1,492,434
April-2011		750,000	April-2021	5.75	2,502,351	2,465,361
July-2011		500,000	July-2041	7.13	1,705,722	1,680,507
February-2012		250,000	April-2021	5.75	836,907	824,535
February-2012		250,000	no maturity date	7.38	841,570	829,130
May-2012		500,000	May-2022	5.38	1,668,323	1,643,662
July-2012		250,000	July-2041	7.13	852,861	840,254
February-2014	(i)	500,000	February-2024	6.45	1,697,859	1,672,760
May-2014	(ii)	250,000	February-2024	6.45	848,929	836,380
October-2017	(iii)	500,000	January-2023	3.50	1,667,025
October-2017	(iv)	1,250,000	January-2028	4.50	4,176,868
Total		6,975,000			20,082,588	14,216,539

(i)       Effective interest rate including transaction costs is 7.78% p.a.

(ii)      Effective interest rate including transaction costs is 7.31% p.a.

(iii)     Effective interest rate including transaction costs is 3.64% p.a.

(iv)     Effective interest rate including transaction costs is 4.65% p.a.

On October 4, 2017, Braskem issued US$1,750 million in Bonds (R$5,480 million), comprising US$500 million (R$1,566 million) due in January 2023 with interest of 3.5% p.a. and US$1,250 million (R$3,914 million) due in January 2028 with interest of 4.5% p.a. The issue due in 2023 was priced at 99.058% of face value, which represents a yield of 3.7% p.a., and the issue due in 2028 was priced at 98.995% of face value, which represents a yield of 4.625% p.a.

The transaction costs associated with the issuance of the Bonds in the amount of US $ 26 million were initially recorded as a reduction of liabilities so that the debt amortization during the term of the contract is by its effective interest rate.

The proceeds from the issues were used to prepay other liabilities, to fund investments and for general purposes of the Company.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)             Prepayment of borrowings

With the proceeds from the issues of October 4, 2017, informed in item (b) above, Braskem prepaid borrowings, as follows:

Borrowings

	Annual financial charges (%)	Prepayments
Foreign currency
Advances on exchange contracts	US dollar exchange variation + 3.52%	638,193
Export prepayment	US dollar exchange variation + semiannual Libor + 2.60%	215,145
Export credit notes	US dollar exchange variation + interest between 7.30 and 8.10	507,866
Working capital	US dollar exchange variation + 1.74% above Libor	516,101
		1,877,305

Current liabilities		1,170,061
Non-current liabilities		707,244
Total		1,877,305

Local currency
Export credit notes	8.00
Export credit notes	105.00 e 112.50 of CDI	1,028,333
BNDES	TJLP + interest between 0.00 and 3.58	1,735,186
Other	CDI + 0.04	11,305
		2,774,824

Current liabilities		139,796
Non-current liabilities		2,635,028
Total		2,774,824

Foreign currency and local currency
Current liabilities		1,309,858
Non-current liabilities		3,342,271
Total		4,652,129

(d)             Export pre-payment

	Initial amount
	of the transaction
Issue date	(US$ thousand)	Maturity	Charges (% per year)	2017	2016
January-2013	200,000	November-2022	US dollar exchange variation + semiannual Libor + 1.10	331,701	391,923
May-2016	50,000	May-2017	US dollar exchange variation + quarterly Libor + 3.25		163,564
December-2016	68,000	November-2019	US dollar exchange variation + quarterly Libor + 2.60		222,314
September-2017	135,000	March-2017	US dollar exchange variation + quarterly Libor + 1.61	449,872
Total	453,000			781,573	777,801

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(e)             Payment schedule

The maturity profile of the long-term amounts is as follows:

	2017	2016

2018		2,379,757
2019	1,245,895	3,310,384
2020	2,199,869	2,442,493
2021	3,655,465	3,667,632
2022	1,801,844	1,745,936
2023	1,709,587	13,772
2024	2,539,216	2,461,086
2025	45,994	3,839
2026	44,239	1,391
2027	17,586
2028 and thereafter	8,916,945	4,710,314
Total	22,176,640	20,736,604

(f)              Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2017	guaranteed	Guarantees

BNB	December-2022	113,759	113,759	Mortgage of plants, pledge of machinery and equipment
BNB	August-2024	187,794	187,794	Bank surety
BNDES	December-2021	185,406	185,406	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	79,882	79,882	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July-2024	89,614	89,614	Bank surety
FINEP	December-2019	6,806	6,806	Bank surety, pledge of equipment and current account lockout (restricted fund).
FINAME	February-2022	4,175	4,175	Pledge of equipment
FINISA	December-2023	6,490	6,490	Bank surety
OTHER	July-2021	654	654	Pledge of equipment
Total		674,580	674,580

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

16              Braskem Idesa Financing

	Initial value
	of operation
Identification	US$		Maturity	Charges (% per year)	2017	2016

Project finance		(i)
Project finance I	700,000		February-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,179,981	2,274,754
Project finance II	189,996		February-2027	Us dollar exchange variation + 6.17	621,140	663,856
Project finance III	600,000		February-2029	Us dollar exchange variation + 4.33	1,827,811	1,911,857
Project finance IV	680,004		February-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,032,093	2,111,234
Project finance V	400,000		February-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,221,997	1,276,449
Project finance VI	89,994		February-2029	Us dollar exchange variation + quarterly Libor + 2.73	273,887	286,480
Project finance VII	533,095		February-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,627,479	1,701,229
Transactions costs					(92,938)	(104,157)
Total	3,193,089				9,691,450	10,121,702

Other borrowings
VAT borrowings		(ii)	November-2029	2.00% above TIIE (*)		13,500
Borrowings for working capital			December-2017	Us dollar exchange variation + quarterly Libor + 2.30		302,589
						316,089

					9,691,450	10,437,791

Current liabilities					9,691,450	10,437,791
Total					9,691,450	10,437,791

(*)    TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

(i)         Financing facility without recourse and with recourse limited to shareholders.

(ii)        Financing obtained in Mexican peso and paid exclusively through the refund of IVA, settled in January 2017.

In line with the Company’s Financial Policy, the investment in the construction of  the plant in Braskem Idesa is being financed under the Project finance mode, whereby the construction loan must be paid exclusively with the cash generated by the Braskem Idesa itself and shareholders must provide limited guarantees. Thus, this financing has the usual guarantees of this type of operation such as assets, receivables, cash generation and other rights from Braskem Idesa.

Project Finance includes restrictive contractual clauses (covenants), customary in contracts of this nature.

At the reporting date as of December 31, 2017, the company was in unremedied breach with regard to part of non-pecuniary obligations provided for in the contracts. As a result, the entire balance of non-current liabilities, in the amount of R$8,907,733, was reclassified to current liabilities, in accordance with IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations unilateraly entitles creditors to request the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with its original maturity schedule.

Furthermore, Braskem Idesa has been negotiating approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

	2017	2016

2018		709,793
2019	748,071	736,885
2020	877,450	864,149
2021	1,002,270	986,914
2022	835,009	822,235
2023	1,105,295	1,088,155
2024	1,195,682	1,177,017
2025	1,195,096	1,176,346
2026	1,052,156	1,035,586
2027	474,438	466,270
2028 and thereafter	422,266	428,336
Total	8,907,733	9,491,686

17              Debentures

The balances of debentures come from the acquisition of Cetrel, acquired in October 2017 (Note 1(a.ii)).

Issue date	Series	Maturity	Annual financial charges (%)	2017
March-2013	Single	March-2025	IPCA + 6%	216,968
September-2013	Single	September-2025	126,5% of CDI	96,356
				313,324

Current liabilities				27,183
Non-current liabilities				286,141
Total				313,324

(a)             Payment schedule

2017

2019	26,629
2020	43,674
2021	49,326
2022	49,326
2023	49,326
2024	49,326
2025	18,534
Total	286,141

(b)             Guarantees

The Company entered into agreements for the fiduciary assignment of receivables, with the maintenance of collection accounts in order to meet the debt service equivalent for up to three months of future installments, in accordance with the respective assignment agreements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

18              Changes in borrowings, debentures and Braskem Idesa borrowings

	Balance at	Addition by				Interest, changes	Conversion of		Balance at
	December 31,	acquisition of		Payments		monetary and	debts of subsidiaries		December 31,
	2016	subsidiary	Obtained	Principal	Interest paid	foreign exchange, net	abroad	Transferences	2017

Borrowings
Current	2,594,463	6,749	2,077,350	(8,767,003)	(1,648,971)	1,459,513	8,834	5,453,846	1,184,781
Non-current	20,736,604	11,736	6,414,991			258,501	208,654	(5,453,846)	22,176,640
Total	23,331,067	18,485	8,492,341	(8,767,003)	(1,648,971)	1,718,014	217,488		23,361,421

Debentures
Current		27,017		(12,088)		5,307		6,947	27,183
Non-current		290,943				2,145		(6,947)	286,141
Total		317,960		(12,088)		7,452			313,324

Total borrowings and debentures
Current	2,594,463	33,766	2,077,350	(8,779,091)	(1,648,971)	1,464,820	8,834	5,460,793	1,211,964
Non-current	20,736,604	302,679	6,414,991			260,646	208,654	(5,460,793)	22,462,781
Total	23,331,067	336,445	8,492,341	(8,779,091)	(1,648,971)	1,725,466	217,488		23,674,745

Braskem Idesa financing
Current	10,437,791		187,959	(1,080,502)	(505,082)	17,882	633,402		9,691,450
Total	10,437,791		187,959	(1,080,502)	(505,082)	17,882	633,402		9,691,450

Total geral
Current	13,032,254	33,766	2,265,309	(9,859,593)	(2,154,053)	1,482,702	642,236	5,460,793	10,903,414
Non-current	20,736,604	302,679	6,414,991			260,646	208,654	(5,460,793)	22,462,781
Total	33,768,858	336,445	8,680,300	(9,859,593)	(2,154,053)	1,743,348	850,890		33,366,195

19              Financial instruments

19.1         Fair Value

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

(ii)    Trade accounts receivable and trade payables correspond mostly to their respective carrying amounts due to the short-term maturity of these instruments. When purchase or sale prices include material financial charges, deferred is calculated.

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

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)             Fair value hierarchy

The Company adopts IFRS 7 to measure the fair value of financial instruments recorded in the balance sheet; this requires disclosure in accordance with the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option.  To measure the credit risk of the parties involved in derivative instruments, Braskem uses CVA (Credit Valuation Adjustment) or DVA (Debt Valuation Adjustment) models, applied flow by flow on the mark-to-market value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

19.2         Non-derivative financial instruments and leniency agreement (Note 23.3)

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2017	2016	2017	2016

Cash and cash equivalents	6
Cash and banks				1,428,766	2,178,611	1,428,766	2,178,611
Financial investments in Brazil		Loans and receivables		1,706,784	2,914,685	1,706,784	2,914,685
Financial investments abroad		Held-for-trading	Level 2	639,543	1,608,568	639,543	1,608,568
				3,775,093	6,701,864	3,775,093	6,701,864

Financial investments	7
Letras financeiras do tesouro - LFT		Held-for-trading	Level 2	1,816,889	755,712	1,816,889	755,712
Time deposit investments		Loans and receivables	Level 2	440,616	434,015	440,616	434,015
Other		Held-for-trading	Level 2	39,739	756	39,739	756
				2,297,244	1,190,483	2,297,244	1,190,483

Trade accounts receivable	8	Loans and receivables		3,318,692	1,704,373	3,318,692	1,704,373

Trade payables		Other financial liabilities		5,058,796	6,746,822	5,058,796	6,746,822

Borrowings	15	Other financial liabilities
Foreign currency - Bond			Level 1	20,082,588	14,216,539	21,230,567	12,509,981
Foreign currency - other borrowings			Level 2	2,344,649	4,159,341	2,228,608	4,020,769
Local currency			Level 2	1,224,772	5,166,602	1,039,873	3,991,892
				23,652,009	23,542,482	24,499,048	20,522,642

Braskem Idesa borrowings	16	Other financial liabilities	Level 2	9,784,388	10,541,948	8,675,711	9,322,409

Debentures	17	Other financial liabilities	Level 2	313,324		313,324

Loan ton non-controlling shareholder of Braskem Idesa		Other financial liabilities		1,756,600	1,620,519	1,756,600	1,620,519

Leniency agreement	23.3			2,004,590	2,853,230	2,004,590	2,853,230

Other payables (BNDESPAR)		Other financial liabilities			176,846		176,846

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

19.3         Derivative financial instruments designated for hedge accounting

19.3.1     Changes

						Net			Net
			Operation characteristics			(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated	Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)	2016	fair value	settlement	2017

Hedge accounting transactions	0
Dollar put and call options	19.3.1 (a.i)	Level 2				(4,184)	391		(3,793)
Exchange swap	19.3.1 (a.ii)	Level 2	CDI	Dollar+Interests		857,099	(46,820)	(810,279)
Interest rate swaps	0	Level 2	Libor	Fixed rates	281,496	(266)	3,394	(28,919)	(25,791)
					281,496	852,649	(43,035)	(839,198)	(29,584)

Derivatives operations
Current assets						(8,387)			(3,793)
Non-current assets						(29,308)			(32,666)
Current liabilities						29,042			6,875
Non-current liabilities						861,302
						852,649			(29,584)

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient.

Derivative financial instruments designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively, and are necessarily classified as "held-for-trading".

All hedge financial instruments held at December 31, 2017 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and their fair values are classified as Level 2.

Braskem’s Financial Policy provides for the active management and continued protection against undesired fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, NDFs, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the same period of the hedged transaction.

Braskem may elect derivatives for the application of hedge accounting in accordance with IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

The effective portion of the changes in the fair value of hedge derivatives and of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “Other comprehensive income”. These amounts are transferred to profit and loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in profit and loss as “Financial result.”

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

When a hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in financial result when the hedged item or transaction affects profit and loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to financial result.

(a)             Hedge accounting transactions

(a.i)      Dollar put option

In September 2016, Braskem launched a recurring currency hedge program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar (e.g., electricity, payroll, etc.).

With the sole purpose of protecting its cash flow, the program adopts two strategies using derivative instruments: (i) purchase of put options (“puts”) and (ii) purchase of put options associated with the sale of call options (“collars”).

Both alternatives protect Braskem in the event of appreciation in the local currency, with the difference being that the collar strategy can also result in losses for the Company if the USD/BRL exchange rate surpasses the strike price of the call options. However, any losses always are offset by gains in competitiveness from the reduction in costs denominated in BRL when translated into USD.

On December 31, 2017, Braskem held a total notional amount of put options of US$1.4 billion, with an average strike price of 2.96 R$/US$. Simultaneously, the Company also held a total notional amount of call options of US$926 million, with an average strike price of R$/US$4.32. The operations have a maximum term of 18 months.

Such operations were designed for the hedge accounting of cash flows as from January 1, 2017.

Dollar put options were recognized initially at fair value and measured subsequently at their fair value at the end of each period. Any gain or loss related to the effective portion of dollar options (intrinsic value) is recognized as other comprehensive income or loss under shareholders' equity. Any gain or loss related to the ineffective portion and the extrinsic value of the option are immediately recognized in the financial result.

 (a.ii)    Exchange rate swap linked to NCEs

Identification			Maturity
		Hedge		Fair value
	Nominal value	Financial charges for year		2017	2016
Swap NCE I to III	400,000	Exchange variation + 6,15%	August-2019		438,201
Swap NCE IV to VII	450,000	Exchange variation + 4,93% to 7,90%	April-2019		418,898
Total	850,000				857,099

Derivatives operations
Current assets					(4,203)
Non-Current liabilities					861,302
Total					857,099

Swap operations to offset fluctuations in the CDI overnight rate, which are designated for hedge accounting. At the end of October 2017, with the collection of new debts and in line with the Company's long-term strategy, Braskem chose to pre-pay the debt with the Caixa Econômica Federal (hedged item), as well as liquidate the derivatives that were contracted to pass the debt from BRL to USD (hedge instrument). Accordingly, the hedge accounting operation had to be discontinued in advance with the payment, in the amount of R$810,279 and

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

the entire amount, which was recorded under Shareholders' Equity as "Other comprehensive income" ("OCI") was taken to the financial result in the amount of R$475,872.

19.4         Non-derivative financial liabilities designated to hedge accounting

(a.i)      Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$ 1: R$2.0017. In addition to this hedge accounting, on October 10, 2017, Braskem S.A. designated new financial instruments for the hedging of future sales, which mature in 2028. The hedged exchange rate was US$1: R$3.1688.

Therefore, on December 31, 2017, exports that were designated not yet realized and not discontinued are shown below:

Total nominal value
US$

2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
2028	1,250,000
5,550,205

The Company considers these exports in the selected period (2018/2028) as highly probable, based on the following factors:

  In recent years, Braskem S.A. exported an average US$3.6 billion per year, which represents around 3 to 4 times the annual exports of the hedged exports.
  Hedged exports represent between 20% and 30% of the export flows planned by the Company.
  The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

The following table shows the changes in financial instruments designated for this hedge in the period:

				US$
		Hedge
	2016	discontinued	Designations	2017

Designated balance	5,301,099	1,000,894	1,250,000	5,550,205

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

On December 31, 2017, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853
2028	1,250,000
5,550,205

In order to maintain consistency between the Company results and the consolidated results, the Company selected the hedge instruments with subsidiaries abroad observing the existence of guarantees arising from their operations with third parties. As a result, non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary of the Company in the operations were selected, which effectively maintained the essence of the transactions. Trade payables, especially naphtha, were also considered in the transaction.

To ensure the continuity of the hedging relationship, the Company plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of the hedged exports. The rollover or replacement of the hedge instrument are provided for in IAS 39. This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

Considering the cash generation in recent quarters, the Management of the Company believed it was appropriate to advance the payment of dollar-denominated obligations, including liabilities designated for this hedge. As a result of the decision, the amount of US$787,893 was discontinued prospectively. Exchange variation on the discontinued amount, which is recorded under Shareholders' Equity as “Other comprehensive income” will be taken to net financial income (expenses) as of January 2018, as the hedged exports are realized.

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued - First quarter 2018	189,325	2.0017	3.3082	247,353
Hedge descontinued - Second quarter 2018	208,405	2.0017	3.2769	265,758
Hedge descontinued - Third quarter 2018	193,190	2.0017	3.3080	252,364
Hedge descontinued - Fourth quarter 2018	196,973	2.0017	3.3080	257,306
	787,893			1,022,781

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge in the 12-month period ended December 31, 2017:

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	201,277	2.0017	3.2400	249,241
Second quarter	208,135	2.0017	3.2015	249,720
Third quarter	207,273	2.0017	3.3302	275,362
Fourth quarter	213,000	2.0017	3.1684	248,507
	829,685			1,022,830

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2016	(7,439,927)	2,529,575	(4,910,352)

Exchange variation recorded in the period on OCI / IR and CSL	(397,045)	134,995	(262,050)

Exchange variation transferred to profit or loss / IR and CSL	1,022,830	(347,762)	675,068

At December 31, 2017	(6,814,142)	2,316,808	(4,497,334)

The realizations expected for 2018 will occur through the payments of financial instruments in conformity with exports made, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. For all quarters of the year, realizations will be realized at the discounted cash flow rates. The quarterly schedule of hedged exports in 2018 follows:

Total nominal
value US$

First quarter	189,325
Second quarter	208,405
Third quarter	193,190
Fourth quarter	196,973
787,893

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the disbursements by the project's financiers in 2015, Braskem Idesa designated new amounts in April and September 2015, of US$290,545 and US$23,608, respectively, for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

As of December 31, 2017, designated and unrealized sales were as follows:

Nominal value
US$

2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
2,942,062

            The following table shows the changes in financial instruments designated for this hedge in the period:

				US$
		Sales in	Hedge
	2016	the year	discontinued	2017

Designated balance	3,113,173	(183,252)	325	2,930,246

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

In 2017, the maturities of designated financial liabilities were distributed as follows:

Nominal value
US$

2018	221,390
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312
2,930,246

The following table provides the balance of exchange variation of the discontinued amount net of realization already occurred in the period ended December 31, 2017 (US$325), which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge descontinued	11,816	13.4541	17.9915	53,614	9,013
				53,614	9,013

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge in the 12-month period ended December 31, 2017:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	29,174	13.6649	20.6059	202,497	30,917
Second quarter	47,896	13.6560	18.8998	251,157	42,992
Third quarter	52,293	13.6536	17.8492	219,401	38,919
Fourth quarter	53,889	13.6537	19.1186	294,498	50,868
	183,252			967,553	163,696

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2016	(4,182,052)	1,255,350	(2,926,702)

Exchange variation recorded in the period on OCI / IR	472,717	(141,815)	330,902

Exchange variation transferred to profit or loss / IR	163,696	(49,109)	114,587

At December 31, 2017	(3,545,639)	1,064,426	(2,481,213)

The tests of effectiveness of the operations were carried out as provided for in IFRS 9 and all operations were effective to reduce the dispersion of revenue coming with the designated hedge exports, when assessed in Reais.

The realizations expected for 2018 will occur in accordance with the payments under the project finance, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. Below is the quarterly schedule of hedged sales in U.S. dollars in 2018:

Nominal value
US$

First quarter	53,889
Second quarter	55,137
Third quarter	56,382
Fourth quarter	56,382
221,790

19.5         Credit quality of financial assets

(a)             Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On December 31, 2017, the credit ratings for the domestic market were as follows:

				(%)
			2017	2016
1	Minimum risk		18.84	8.92
2	Low risk		50.84	39.98
3	Moderate risk		13.33	30.51
4	High risk		13.40	16.48
5	Very high risk	(i)	3.59	4.11

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Default indicators:

	Last 12 months
	Domestic market	Export market

December 31, 2017	0.08%	0.19%
December 31, 2016	0.18%	0.04%
December 31, 2015	0.39%	0.70%

This calculation considers the amount of accounts receivables overdue more than 5 days for the domestic market and 30 days for the international market, divided by consolidated gross revenue in the last 12 months.

(b)             Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, held for trading and borrowings and receivables, Braskem uses the risk rating of agencies Standard & Poor’s, Moody’s and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		2017	2016
Financial assets with risk assessment
AAA		3,569,392	3,871,105
AA+		27,094	241,359
AA		8,047	5,370
AA-		209,389	654,232
A+		1,465,107	2,426,078
A		349,823	364,198
A-			209,175
BBB+		453,367	116,987
		6,082,219	7,888,504
Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	5,882	3,843
		5,882	3,843

Total		6,088,101	7,892,347

(i)       Investments approved by the Management of the Company, in accordance with the financial policy.

19.6         Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)             Selection of risks

On December 31, 2017, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Mexican peso/Brazilian real exchange rate;

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

•      U.S. dollar/Euro exchange rate;

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

(b)             Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from December 31, 2017, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$9,800 for put options and call options (Note 19.3.1 (a.i)) and US$10,464 for the swap of Libor related to Braskem Idesa project.

(c)             Selection of scenarios

(c.1)     Probable scenario

The Focus Market Readout published by the Central Bank of Brazil on was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, based on December 29, 2017. According to the Market Readout, at the end of 2017, the U.S. dollar will appreciate by 0.97% against the year-end PTAX exchange rate on December 29, 2017, while the Selic rate will reach 6.75% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

The probable scenario for the TJLP is a decrease of 0.25% from the current rate of 6.75%, i.e., considering the same pace of decrease in the Selic basic interest rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 25% and 50% increase on current market levels.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c.2)     Possible and extreme adverse scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	(191,889)	(4,959,133)	(9,918,266)
Working capital / other	(12,358)	(319,367)	(638,734)
Export credit notes	(6,577)	(169,974)	(339,948)
Braskem Idesa borrowings	(93,750)	(2,422,863)	(4,845,725)
Export prepayments	(3,209)	(82,925)	(165,850)
Dollar put and call options	(4,117)	(176,990)	(844,927)
Financial investments abroad	18,405	475,644	951,287

Selic interest rate
BNDES	277	(1,999)	(4,101)

Libor floating interest rate
Working capital / structured operations	(3,265)	(16,325)	(32,650)
Export prepayments	(1,643)	(8,216)	(16,433)
Swaps	12,615	38,103	96,667
Braskem Idesa borrowings	(76,187)	(380,933)	(761,865)

CDI interest rate
Swaps NCE	12,208	(27,340)	(61,117)
Debentures	25,657	(277)	(15,308)
Financial investments in local currency	(9,138)	63,988	128,016

IPCA interest rate
Debentures	(33,625)	(20,015)	(40,873)

TJLP interest rate
Other government agents	14	(95)	(192)
BNDES	210	(1,443)	(2,929)

Brazilian real/Euro exchange rate
Working capital / other	2,126	(13,896)	(27,792)

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

20              Taxes payable

	2017	2016

Brazil
IPI	60,917	59,323
IR and CSL	405,567	222,680
ICMS	257,720	182,034
PIS and COFINS	82,140	59,105
Other	52,926	62,743

Other countries
IR	66,059	46,670
Value-added tax	22,242	15,622
Total	947,571	648,177

Current liabilities	894,769	624,080
Non-current liabilities	52,802	24,097
Total	947,571	648,177

(a)         Special Tax Compliance Program (“PERT”)

In October 2017, Braskem adhered to PERT, a federal government tax installment/amnesty program implemented through Decree MP 783, of May 31, 2017, indicating the payment of tax and social security liabilities in the aggregate amount of R$111,735. The amount was reduced by R$12,895 due to discounts granted under the program. This amount will be settled by (i) R$67,953 were offset using tax credits from income tax losses and social contribution tax loss carryforwards, (ii) R$21,854 paid in cash, in October 2017, and (iii) R$9,033 were paid in cash, in January 2018.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

21             Income tax (“IR”) and social contribution (“CSL”)

21.1     Reconciliation of the effects of income tax and social contribution on profit and loss

		2017	2016	2015
				Adjusted
Income (loss) before IR and CSL and after discontinued operations		5,264,577	(140,010)	4,414,161

IR and CSL at the rate of 34%		(1,789,956)	47,603	(1,500,815)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		2,201	10,227	755
IR and CSL accrued in previous years			(46,460)	(7,686)
Deferred tax losses and negative base		39,092		(10,253)
Tax benefits (Sudene and PAT)		87,186
Difference of rate applicable to each country	(i)	250,130	81,638
Fine in leniency agreement		(117,140)	(692,299)
Other permanent adjustments		170,805	(16,755)	(142,355)

Effect of IR and CSL on results of operations		(1,357,682)	(616,046)	(1,660,354)

Breakdown of IR and CSL:

Current IR and CSL		(869,493)	(898,845)	(391,968)
Deferred IR and CSL		(488,189)	282,799	(1,268,386)
Total		(1,357,682)	(616,046)	(1,660,354)

(i)      Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

		Official rate - %
		Headquarters
		(Country)	2017

Braskem Alemanha		Germany	31.18
Braskem America e Braskem America Finance	(i)	USA	35.00
Braskem Argentina		Argentina	35.00
Braskem Austria e Braskem Austria Finance		Austria	25.00
Braskem Petroquímica Chile		Chile	25.50
Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc		Netherlands	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México
Braskem México Serviços and Braskem México Proyectos		Mexico	30.00

(i)        In 2018 the rate will change from 35% to 21%.

The effective rate is 25.8% (440.0% in 2016).

This effective rate for the fiscal year ended December 31, 2016 is related to the provision accrued for payment of the leniency agreement and consequent adjustments to the bases of IR and CSL. Excluding this provision from the calculation, the effective rate would be 36.90%.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

21.2     Deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items directly recorded in equity.

 (a)       Breakdown of deferred IR and CSL

Assets	As of December 31, 2016	Impact on the P&L	Impact on the equity	Cetrel consolidated	As of December 31, 2017

Tax losses (IR) and negative base (CSL)	2,420,376	(590,037)		48,470	1,878,809
Goodwill amortized	4,624	(708)		55,419	59,335
Exchange variations	464,947	(76,654)			388,293
Temporary adjustments	717,868	(564,239)	(7,946)	9,857	155,540
Business combination	191,250	(7,465)			183,785
	3,799,065	(1,239,103)	(7,946)	113,746	2,665,762

Liabilities
Amortization of goodwill based on future profitability	767,277	(54,404)			712,873
Tax depreciation	867,922	92,280			960,202
Temporary adjustments	316,991	(85,169)			231,822
Business combination	198,381	(197,079)		8,362	9,664
Additional indexation PP&E	118,202	(51,130)			67,072
Hedge accounting		(606,877)	606,877
Deferred on health plans		15,269	(15,269)
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	263,808	255,815			519,623
Other	123,892	(119,619)			4,273
	2,656,473	(750,914)	591,608	8,362	2,505,529

Net	1,142,592	(488,189)	(599,554)	105,384	160,233

Presentation in the balance sheet:
Non-current assets	1,653,115				1,165,726
(-) Non-current liabilities	510,523				1,005,493

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)       Offset for the purpose of presentation in the balance sheet (consolidated)

		2017
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance

Assets
Braskem S.A.	Brazil	1,491,423	(1,491,423)
Braskem Argentina	Argentina	3,398		3,398
Braskem Alemanha	Germany	19,353		19,353
Braskem Chile	Chile	251	(251)
Braskem Idesa	Mexico	1,036,257		1,036,257
Braskem México Serviços	Mexico	1,334		1,334
Cetrel	Brazil	29,268	(7,454)	21,814
DAC	Brazil	84,478	(908)	83,570
		2,665,762	(1,500,036)	1,165,726

Liabilities
Braskem S.A	Brazil	2,272,775	(1,491,423)	781,352
Braskem America	USA	223,635		223,635
Braskem Chile	Chile	757	(251)	506
Cetrel	Brazil	7,454	(7,454)
DAC	Brazil	908	(908)
		2,505,529	(1,500,036)	1,005,493

		2016
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance

Assets
Braskem S.A.	Brazil	2,106,303	(2,063,844)	42,459
Braskem Argentina	Argentina	6,745		6,745
Braskem Alemanha	Germany	36,932		36,932
Braskem Chile	Chile	135	(135)
Braskem Idesa	Mexico	1,463,502		1,463,502
Braskem México Serviços	Mexico	1,994		1,994
Braskem Petroquímica	Brazil	81,971	(81,971)
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	101,483		101,483
		3,799,065	(2,145,950)	1,653,115

Liabilities
Braskem S.A	Brazil	2,063,844	(2,063,844)
Braskem America	USA	305,289		305,289
Braskem Chile	Chile	1,404	(135)	1,269
Braskem Petroquímica	Brazil	162,241	(81,971)	80,270
Braskem Petroquímica - efeitos da combinação de negócios	Brazil	123,695		123,695
		2,656,473	(2,145,950)	510,523

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)             Realization of deferred income tax and social contribution

			Realization
		Balance at						2023
Assets	Note	December 31, 2017	2018	2019	2020	2021	2022	thereafter

Tax losses (IR) and negative base (CSL)	(i)	1,878,809	18,357	95,276	115,361	287,416	471,379	891,020
Goodwill amortized		59,335	20,053	17,604	15,156	4,062	364	2,096
Exchange variations	(ii)	388,293	32,663		19,598			336,032
Temporary adjustments	(iii)	155,540	80,548	(51,918)	29,931	12,294	11,762	72,923
Business combination	(iv)	183,785	38,775	38,775	38,775	33,731	33,729
Total assets		2,665,762	190,396	99,737	218,821	337,503	517,234	1,302,071

Liabilities

Amortization of goodwill based on future profitability	(v)	712,873						712,873
Tax depreciation	(vi)	960,202						960,202
Temporary differences	(vii)	231,822	78,653	23,452	29,227	12,005	11,485	77,000
Business combination	(viii)	9,664	34	34	34	34	34	9,494
Additional indexation PP&E	(ix)	67,072	5,366	5,366	5,366	5,366	5,366	40,242
Amortization of fair value adjustments on the assets from the acquisiton of Quattor		519,623	41,570	41,570	41,570	41,570	41,570	311,773
Other		4,273						4,273
Total liabilities		2,505,529	125,623	70,422	76,197	58,975	58,455	2,115,857

Net		160,233	64,773	29,315	142,624	278,528	458,779	(813,786)

Basis for constitution and realization:

(i)        In Brazil and Germany, the use of tax losses has limits in relation to the amount of taxable income for the year. In Brazil, this limit is 30%, whereas in Germany is 60%.

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

(v)      Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the write-off of goodwill due to impairment or any other reason.

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

Considering the limitations to the use of tax losses in Brazil and Germany and the known impacts on the position of deferred taxes, the Company estimates that it will be necessary to generate taxable income of around R$665,076 in the following years to realize its deferred tax assets registered on December 31, 2017.

Annually, the Company revises its projection of taxable income based on its Business Plan (Note 3.1). If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

22              Sundry provisions

	Note	2017	2016

Provision for customers rebates	(a)	87,913	41,475
Provision for recovery of environmental damages	(b)	300,249	254,040
Other		25,510	23,621
Total		413,672	319,136

Current liabilities		178,676	112,891
Non-current liabilities		234,996	206,245
Total		413,672	319,136

(a)             Client discounts, rebates

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

(c)             Changes in provisions

		Recovery of
		environmental
	Bonus	damage	Other	Total

December 31, 2016	41,475	254,040	23,621	319,136

Additions, inflation adjustments and exchange variation, net	116,085	102,480	5,744	224,309
Write-offs through usage and payments	(69,647)	(56,271)	(3,855)	(129,773)

December 31, 2017	87,913	300,249	25,510	413,672

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

23.1         Claims with probable chance of loss and claims arising from business combinations with possible loss

		2017	2016
Labor claims	(a)	255,938	207,827

Tax claims	(b)
Normal operations
IR and CSL		17,313	11,462
PIS and COFINS	(ii)	155,681	204,516
ICMS	(iv)	76,342	39,604
Other tax claims		8,985	19,586
		258,321	275,168

Business Combination
IR and CSL		50,051	45,656
PIS and COFINS	(iii)	56,135	51,052
ICMS - interstate purchases	(i)	263,538	239,450
		369,724	336,158

Corporate claims	(c)	135,779	105,175

Civil claims and other		72,883	60,909

		1,092,645	985,237

(a)        Labor claims

The provision on December 31, 2017 is related to 599 labor claims, including occupational health and security cases (632 in 2016). The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

(b)       Tax claims

On December 31, 2017, the main claims are the following:

(i)              ICMS - interstate purchases

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

•             Fine of 30% on the amount of R$480,389, which corresponds to the sum of the amounts declared in the tax documents for which the shipping of goods was not confirmed by tax authorities, based on the provisions of Article 527, item IV, sub-item “b” jointly with paragraphs 1 and 10 of RICMS/SP; and

•             Fine due to lack of presentation of tax documents requested, as per Article 527, item IV, sub-item “j” jointly with paragraphs 8 and 10 of RICMS/SP.

Discussions in the administrative sphere were ended in 2016, with the Company proposing lawsuits. Due to the favorable injunctions granted to the Company, (i) in one of the claims, the São Paulo Treasury Department rectified the amount of the debt to apply interest for late payment and inflation adjustment limited to the SELIC basic interest rate, which resulted in the debit being reduced by 20%, and (ii) in the other claim, the tax liability was suspended.

On December 31, 2017, the balance of these provisions was R$263,538.

The Company’s external advisors have assessed that the disputes related to the highlighted matters have a probable likelihood of loss and estimate the conclusion of administrative proceedings in 2020.

A performance bond was offered as a guarantee for these claims.

(ii)             Non-cumulative PIS and COFINS taxes

The Company is charged amounts arising from the compensation of Non-Cumulative PIS and COFINS tax credits that were not approved by the Federal Revenue Service in Offsetting Statements (“DCOMPs”), with credits in amounts that exceeded those declared in the respective Statement of Calculation of Social Contributions (“DACONs”).

In October 2017, through the federal tax amnesty program (PERT), the items related to non-acceptance of the credits were settled, due to the following reasons: (i) differences between the amounts reported in the DACONs and those in the electronic files of tax invoices; (ii) amounts not recorded in the interim balance sheets, acquisitions not taxed for contributions, recording of a credit on a portion of IPI, failure to submit tax documents; and (iii) nonpayment of amounts stated as due in tax documents. Said amounts were provisioned for.

On December 31, 2017, the balance of this provision was R$153,639.

The Company’s external legal advisors, after considering the precedents on the matters at the Administrative Council of Tax Appeals (“CARF”), assessed that the disputes related to such matters have a probable likelihood of loss and estimated the conclusion of administrative procedures in 2020.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(iii)           PIS and COFINS taxes

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

On December 31, 2017, the balance of this provision was R$56,135.

The Company’s external advisors assessed that the disputes related to the highlighted matters have a probable likelihood of loss and estimated the conclusion of administrative proceedings in 2020.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by the subsidiary Braskem Petroquímica, which, together, cover the amount of court claims. The Company’s management estimates that these cases should be terminated by 2020.

(iv)           ICMS – Decree 38,394/2000

In 2017, the Company received a tax deficiency notice from the Tax Authority of the State of Alagoas, for the administrative collection of ICMS tax that allegedly was paid below the amount due, in the period from August 2012 to April 2016, in accordance with Article 9 of Decree 38.394/2000.

On December 31, 2017, the balance of this provision was R$43,774.

The Company’s external legal advisors, considering the behavior of the administrative bodies judging the case,  assessed that the disputes related to the highlighted matters have a probable likelihood of loss and estimated the conclusion of administrative proceedings in 2021.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(c)        Corporate claims

On December 31, 2017, the main claim is related to an ordinary collection claim combined with a request for damages for losses, requesting the payment of dividends and a share bonus arising from the class "A" preferred shares of the dissolved company Salgema Indústrias Químicas S.A.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Once the claim was granted, the amount effectively owed by Braskem began to be calculated. During this phase, the judge recognized that dividends and bonus related to fiscal years prior to 1987 had become time-barred and were no longer owed by Braskem.

However, the Alagoas State Court of Appeals reviewed the decision and considered that amounts prior to such period also were owed. Against the decision, Braskem filed a Special Appeal with the Superior Court of Justice (STJ), which was partially granted, so that the possibility that the statute of limitation will be recognized in a procedure of liquidation of the award will be submitted to the STJ.

During fiscal year 2017, Braskem recognized a provision of R$56,171 and there is no guarantee related to this claim.

(d)             Changes of claims with probable chance of loss

			Corporate	Civil claism
	Labor claims	Tax claims	claims	and other	Total

December 31, 2016	207,827	611,326	105,175	60,909	985,237

Additions, inflation adjustments and exchange variation, net	164,962	177,314	169,683	20,257	532,216
Write-offs through usage and payments	(115,497)	(130,596)	(170,432)	(8,283)	(424,808)

December 31, 2017	257,292	658,044	104,426	72,883	1,092,645

23.2         Claims with possible chance of loss

The balance of contingent liabilities as of December 31, 2017 and 2016 is as follows:

	Consolidated
	2017	2016

Tax claims	6,048,462	6,307,214
Labor claims	812,400	580,623
Civil claims	693,188	494,965
Social security tax claims	91,824	122,941
Other lawsuits	285,944	43,356
Total	7,931,818	7,549,099

(a)             Civil

(i)               Excess weight

Public-Interest Civil Action filed by the Federal Prosecution Office in Brasilia, with the objective of holding the company liable for damages caused to federal roads by trucks carrying excess weight. The action claims damages to the country for material damages and collective pain and suffering, in the amount of R$61 million, on December 31, 2017. The action was denied in the lower court. The case was classified as having a possible chance of loss, in light of the precedents in the Regional Federal Appellate Court of the 1st Region denying the claim by the Federal Prosecution Office.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(ii)             Caustic soda transportation

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2017, totaled R$86 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

(iii)           Resale of solvents

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. On December 31, 2017, the damages claimed in the lawsuit amounted to R$164 million.

Based on the opinion of external legal counsel accompanying the case, the Management believes that the lawsuit has a possible risk of loss within an eight-year period.

No judicial deposit or other form of security was made for these suits.

(b)             Tax

(i)              PIS and COFINS: taxation of tax losses and reductions in debits in connection with the installment payment program under MP 470/09

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

On December 31, 2017, the inflation-adjusted amount of taxes recorded and tax effects of disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notices is R$842 million.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded by 2019.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(ii)             IR and CSL – Charges with goodwill amortization

The Company was served by the Federal Revenue Service for deducting amortization charges, from 2007 to 2013, relating to goodwill originated from acquisitions of shareholding interests in 2002. In that year, several business groups divested their petrochemical assets, which were consolidated to enable the consequent foundation of Braskem.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

On December 31, 2017, the restated value of the taxes recorded in said tax deficiency notices amounted to R$1.2 billion.

The assessment of loss in these claims is based on the following: (i) the equity interests were acquired with effective payment, business purpose and the participation of independent parties; and (ii) the real economic nature of the transactions that resulted in the recording of interest and exchange variation expenses.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded by 2022.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed.

(iii)           Non-cumulative PIS and COFINS taxes

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process. The matters whose chance of loss is deemed as possible are mainly related to the following: (i) effluent treatment services; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; (iv) extemporaneous credits from acquisitions of property, plant and equipment; and (v) fixed asset. These matters have already been contested at the administrative level and comprise the period from 2006 to 2014.

On December 31, 2017, the restated value of these notices was R$1.2 billion .

The Company’s external legal advisors estimate that: (i) the administrative proceedings should be concluded by 2022; and (ii) in the event of an adverse ruling for the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. These estimates are based on the probability of loss of the Company's defense thesis, based on previous administrative and court precedents.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(iv)           Income Tax (IR) and Social Contribution (CSL) – Unlimited offsetting

The Company received a tax deficiency notice claiming , in December, 2009, December, 2013 and in March, 2017 by the methodology used to offset tax losses and tax loss carryforwards that failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Income Tax and Social Contribution liabilities in merger operations, respectively, in November, 2007, September 2008 and August 2013.

On December 31, 2017, the restated value of the taxes recorded amounted to R$348 million.

The Company’s external legal advisors estimate that the administrative proceedings should be concluded by 2020 and for the year 2027 for the only one that is in judicial discussion.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level and the only one being disputed in court has had its payment suspended by a preliminary injunction.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(v)             ICMS

The Company is involved in many ICMS collection claims drawn up in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Alagoas.

On December 31, 2017, the adjusted amounts of these claims total R$470 million and the claims include the following matters:

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

•          nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market (ACL) of the Electric Power Trading Chamber (CCEE); and

•          the use of a calculation base of ICMS less than that provided for the legislation in internal transfers of goods inside Alagoas State territory of Dichlorethane related to the period from January 2013 to May 2016, which is not subjected to tax deferment.

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2023, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets for pledge in the amount of R$60 million, supporting exclusively the amounts involved in the lawsuits.

(vi)           IOF

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

The current value of these notices on December 31, 2017, was R$175 million. The Company’s external legal advisors estimate that the claims in the judicial sphere will be concluded by 2022.

The Company offered a guarantee of R$61 million, which supports the amount involved exclusively in the claims.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(vii)          PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the administrative and judicial courts, which discuss the alleged undue offsetting of credits arising from other administrative proceedings and lawsuits, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees; and (v) the COFINS tax arising from the undue payment or payment in excess.

On December 31, 2017, the adjusted amounts involved of these assessments total R$134 million.

The Company’s external legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2022; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee, in the amount of R$134 million, that cover the entire amount of the claims.

(viii)        IRRF, IR and CSL – Commission expenses

In December, 2017, the Company received a tax deficiency notice from the Federal Revenue Service arising from: (i) the disallowance of commission expenses paid by Braskem S/A in 2011; (ii) the disallowance of commission expenses paid by Braskem Inc. in 2013 and 2014; (iii) lack of payment of withholding income tax (IRRF) on the payments referred to in the previous item; and (iv) the disallowance of advertising expenses incurred in 2013.

On December 31, 2017, the restated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notice is R$116 million.

The assessment of success in this claim is based on the following: (i) the expenses incurred in 2011 already are subject to the statute of limitations. Furthermore, the tax credit recognized by the Tax Authority considered the sum of the disallowances disputed in other administrative proceedings that are pending a final decision, which do not belong in the claim in question; (ii) the expenses incurred by Braskem INC already were paid by the Company itself, which led only to the reduction of its tax loss backlog, without the need to pay additional taxes; (iii) the IRRF claimed by the Tax Authority aims to reach a taxpayer located abroad, which as such is not subject to Brazilian tax law; and (iv) the disallowed advertising expenses are related to the Company’s business activities.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2022.

There are no judicial deposits or any other type of guarantee for this procedure, since it is still being discussed at the administrative level.

(ix)           IRPJ and CSLL – Exchange variation on naphtha imports

In December 2017, the Company received a tax deficiency notice related to the disallowance of exchange variation expenses between the due date of commercial invoices and the effective payment of obligations related to naphtha imports. The Company disallowed expenses in calendar year 2012, since they were considered unnecessary, which caused adjustments in the tax loss and in social contribution tax loss carryforwards.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

On December 31, 2017, the restated value of this deficiency notice amounted to R$104 million.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2022.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(x)             Isolated fine – failure to ratify DCOMPS

In December 2016, the Company was notified of isolated fines corresponding to 50% of non-cumulative COFINS tax credits – Exports, which were offset with federal taxes and not approved by the Federal Revenue Service.

The matter is assessed as having a possible chance of loss due to favorable court precedents on the matter.

On December 31, 2017, the restated value of these deficiency notices amounted to R$95 million.

The Company’s external legal counsels estimate that the conclusion in the administrative level will occur in 2020.

No deposit or other form of security was accrued for most of these claims, as they are still being discussed administratively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)             Corporate

The Company currently is subject to the liquidation of an award related to an lawsuit filed in 1988, which sentenced Polialden Petroquímica S.A., merged into Braskem, to pay its non-controlling preferred shareholders the distribution of the remaining profits of the company.

The purpose of the liquidation is to determine the value of the award calculated in accordance with the sentence, which will occur through an arbitration procedure, as determined by the court, and was appealed against by the judgment winner, which is pending trial. The procedure is awaiting the beginning of the expert analysis.

Based on the understanding of the Company's external legal advisors, as of December 31, 2017, the registered amount is R$13 million while the possible likelihood of loss is R$161 million.

(d)       Other lawsuits

(i)              Social Security Contributions – Withholding of 11%

The Company was assessed by the Federal Revenue Service for allegedly withholding social security at the rate of 11% on the gross amount of invoices, bills or trade notes related to services executed through assigned labor, in the period from February 1999 to June 2002, amounting to R$51 million, on December 31, 2017.

The Company's legal advisors, in view of prior decisions by the Administrative Council of Tax Appeals (CARF) and the evidence provided by the Company, assess as possible the chances of loss at the administrative level. The conclusion is supported, among other things, by the following: (i) the time-barring of a portion of the debits; (ii) the mismatch between the service provided and the tax substitution system under Article 31 of Federal Law 8,212/1991; (iii) the lack of the requirements to characterize assignment of labor, and other matters that would have to be evidenced through a tax diligence.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2019.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

There are no deposits or other forms of guarantees for the processes under discussion in the administrative proceedings and the Company offered a guarantee in the form of a performance bond in the amount of R$3.6 million supporting exclusively the amount involved in the lawsuit.

23.3         Global Settlement with authorities

(a)        Global Settlement with authorities

In the context of the allegations of undue payments in connection with Operation Car Wash in Brazil, we have engaged experts in internal investigations to conduct an independent investigation into such allegations (“Investigation”) and report their findings. The Company has cooperated and continues to cooperate with authorities in various jurisdictions, including the U.S. Department of Justice (DoJ), the U.S. Securities and Exchange Commission (SEC), the Federal Prosecution Office of Brazil (MPF) and the Office of the Attorney General in Switzerland (OAG).

In December, 2016, the Company entered into a Leniency Agreement with the Federal Prosecution Office (“MPF Agreement”) and with the authorities in the United States and Switzerland (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion at the time), which were approved as follows:

1.      In Brazil, the Agreement was approved by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, and by the 13th Federal Court of Curitiba on June 6, 2017.

2.      The agreement with the U.S. Department of Justice (“DoJ”) was confirmed by a U.S. court ruling on January 26, 2017.

3.      The agreement with the Securities and Exchange Commission (“SEC”) was confirmed on February 28, 2017.

4.      The agreement with Swiss authorities did not depend on authorization to produce its effects. On December 21, 2016, the OAG concluded its investigations and issued an order to close the case based on the Company’s collaboration.

The MPF agreed to allocate most of the amounts received under the MPF Agreement to reparation of the victims of the wrongdoings, including other authorities and government agencies, and to coordinate with these third parties with which Braskem can begin negotiations related to the facts described in the Global Settlement, with the goal of avoiding duplicate payment of reparations.

In this respect, as per the notice to the market dated July 10, 2018 and the material fact notice dated May 27, 2019, the Company engaged in a cooperation and negotiation process with the Ministry of Transparency, the Office of the Federal Controller General (“CGU”) and the Office of the General Counsel for the Federal Government (“AGU”), which culminated in the signing of a leniency agreement with said authorities on May 31, 2019 (“CGU/AGU Agreement”).

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of approximately R$410 million (net effect of present value recorded at December 31, 2017 is R$ 375 million) due to the calculations and parameters adopted by CGU/AGU. In response to a request by the Company and the MPF, the Federal Courts ratified the allocation of funds under the MPF Agreement to the payment of the CGU/AGU Agreement, with the outstanding installments restated by the variation of the SELIC basic interest rate as of the execution of the CGU/AGU Agreement.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The additional disbursement of approximately R$410 million will be paid in two annual installments at the end of the payment schedule of the MPF Agreement, in 2024 and 2025. The CGU/AGU Agreement jointly with the Global Settlement are referred to as the “Agreements.”

Until December 31, 2017 of the aggregate amount of the Global Settlement, the Company already has paid approximately US$418 million (R$1.4 billion), as follows:

1.      US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;

2.      US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;

4.      R$736,445 to the MPF, paid on July 6, 2017.

On December 31, 2017 the amount to be paid was approximately R$2.0 billion, adjusted by present value. Subsequently to December 31, 2017 the Company has already paid the following amounts:

1.      R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;

2.      CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018;

3.      R$278,034 to the MPF, related to the second of six annual installments due by 2023, paid on       January 30, 2019; and

4.      CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments due by 2021, paid on June 27, 2019.

The outstanding amount on the date of issuance of these financial statements, of approximately R$1.6 billion, will be paid as follows:

1.    CHF32,130 to the Swiss Office of the Attorney General, in two annual installments of CHF16,065 due on June 30 of each year as from 2020;

2.    Approximately R$1.1 billion as a result of the MPF Agreement and the CGU/AGU Agreement in four equal, annual and successive installments adjusted by the SELIC, due on January 30 of each year as from 2020. To guarantee payment of the installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment;

3.    R$409,876 as a result of the CGU/AGU Agreements, adjusted by the SELIC, the first installment of R$284,665 due on January 30, 2024 and the second installment of R$125,211 due on January 30, 2025.

The Agreements do not exempt Braskem from liability before third parties with legitimate interests that seek damages in connection with the facts covered by the Agreements, including other authorities seeking to apply new monetary sanctions or fines or to launch new investigations into the Company. Therefore, it is not possible to ensure that the aggregate amount agreed upon will be sufficient to ensure full reparation to all victims.

The Company will continue to cooperate with the authorities with which it signed the Agreements and to implement improvements to its compliance practices and its efforts to combat corruption. Braskem is still subject to external monitorship for a period of three years as from 2017, during which period the monitors will verify compliance with the Global Settlement, as well as the efficacy of the controls, policies and internal procedures of the Company in mitigating the risk of any violations of anticorruption law. The monitorship period could end earlier or be extended for another year, at the discretion of the authorities, depending on the progress made by Braskem in its compliance with the Global Settlement. The monitors could recommend changes to policies and procedures that the Company must adopt, unless they are excessively burdensome or ill- advised. In such cases, the Company may propose alternatives, which may or may not be accepted by the authorities. The operation under the scrutiny of the monitor could lead to the assumption of additional liabilities by the members of the Company’s management.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The costs that could be incurred from compliance with the obligations under the Agreements could materially and adversely impact the Company by requiring efforts by its Management and diverting its attention from its normal course of business.

Braskem currently is in compliance with all obligations under the Agreements.

In connection with the execution of the CGU/AGU Agreement, Braskem originally took a tax deduction in its 2019 quarterly financial statements for the full amount of the payments to be paid under the CGU/AGU Agreement, as under Brazilian tax law the execution of such agreement provides a right to take a tax deduction on the compensation amount that is due to be paid in Brazil under this type of agreement. The plea agreement entered into with the DoJ as part of the Global Settlement prohibits Braskem from seeking tax deduction in connection with the payment of any part of the aggregate amount of the total criminal penalty contained in the plea agreement, which includes a credit for a portion of the payments to be made in Brazil. After further consideration, in light of the language in the plea agreement, Braskem voluntarily decided to reverse such tax deduction so that no part of the prior tax deduction would be inconsistent with the plea agreement entered into with DOJ. Under the Plea Agreement, it is the DoJ´s sole discretion to determine whether the Company has breached the Plea Agreement and to determine the consequences of such breach. Currently, based on the advice of its counsel, the Company believes that it is unlikely that it will incur in losses as a result of this matter.

(b)        Class action

On July 1, 2015, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and certain of its then-current and former officers and directors. In the current lawsuit, entitled In Re Braskem Securities Litigation, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company’s stock in violation of U.S. securities laws.

After the decision on the motion to dismiss filed by the Company, partially granting its arguments, the Company and the Lead Plaintiff signed the proposed settlement agreement ("Proposed Settlement"), which was ratified by the applicable Court, which issued a final decision ending all claims from all members of the class of Investors (as defined below).

Under the terms of the Proposed Settlement, Braskem paid US$10 million (approximately R$31,680) to resolve all claims arising out of or relating to the subject matter of the class action of a settlement class consisting of all persons who purchased or otherwise acquired a legal or beneficial ownership interest in Braskem American Depositary Receipts (“ADRs”) between July 15, 2010 and March 11, 2015(“Investors”), inclusive. The amount of the agreement was deposited by Braskem in the account designated by the judge (“Escrow Account”) on October 2, 2017.

On February 21, 2018, a hearing was held in which a decision was handed down for the final approval of the agreement regarding the entire class of investors and the dismissal of the case. Said decision became final and unappealable. The individual distribution of the amount of the agreement is the responsibility of the manager of the Escrow Account, as determined by the Court and in accordance with the ratified allocation plan.

The Proposed Settlement was signed solely to avoid the risk, uncertainty, and expense of further litigation and does represent the admission of any wrongdoing or liability by Braskem.

The Company may be named as a defendant in other legal actions. The Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in this securities class action and any other related actions that may arise in the future.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

24              Benefits offered to team members

24.1         Short-term benefits

	2017	2016	2015

Health care	140,553	139,412	126,545
Private pension	67,008	61,593	60,476
Transport	58,825	55,223	50,935
Feeding	30,916	28,874	27,755
Training	18,285	20,589	19,101
Other	16,173	13,237	18,789
	331,760	318,928	303,601

24.2         Post-employment benefits

24.2.1     Retirement plans - defined benefit plans and health plants

Braskem America

The subsidiary Braskem America is the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2017, the plan has 39 active participants and 166 assisted participants (40 active participants and 164 assisted participants in 2016). The contributions by Braskem America in the year amount to R$4,069 (R$3,569 in 2016). The participants made no contributions in 2017 and 2016.

Braskem Alemanha and Braskem Holanda

The subsidiaries Braskem Alemanha and Braskem Netherlands are the sponsor of the defined benefit plans of its employees. At December 31, 2017, the plan has 133 active participants (128 in 2016) and no contributions were made by Braskem Alemanha and Braskem Holanda in 2017 and 2016. The participants made no contributions in 2017 and 2016.

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

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

For these plans, the Company actuarially measured its obligations for future subsidies, and arrived at the following results:

(i)              Amounts in balance sheet

	2017	2016

Defined benefit
Novamont Braskem America	18,140	20,285
Braskem Alemanha and Holanda	92,402	69,952
	110,542	90,237
Health care
Bradesco saúde	83,233	71,899
	193,775	162,136

Benefit obligations	(156,957)	(129,617)
Health care	(83,233)	(71,899)
Total obligations	(240,190)	(201,516)
Fair value of plan assets	46,415	39,380
Funded status of the plan	(193,775)	(162,136)
Consolidated net balance (non-current liabilities)	(193,775)	(162,136)

(ii)             Change in obligations

	2017	2016

Balance at beginning of year	201,516	216,632
Health care	11,334	2,203
Current service cost	5,058	4,576
Interest cost	4,139	3,983
Benefits paid	(3,399)	(3,156)
Actuarial losses (gain)	9,661	3,590
Exchange variation	11,881	(26,312)
Balance at the end of the year	240,190	201,516

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(iii)           Change in fair value plan assets

	2017	2016

Balance at beginning of year	39,380	46,395
Actual return on plan assets	5,115	221
Employer contributions	4,069	3,569
Benefits paid	(2,915)	(3,087)
Exchange variation	766	(7,718)
Balance at the end of the year	46,415	39,380

(iv)           Amounts recognized in profit and loss

	2017	2016

Health care	11,334	2,203
Current service cost	5,058	4,576
Interest cost	4,139	3,983
Expected return on plan assets	(28)	(31)
Actuarial losses	6,069	2,472
	26,572	13,203

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(v)             Actuarial assumptions

	(%)
	2017							2016	2015
	Health	United			Health	United			Health	United
	insurance	States	Germany	Netherlands	insurance	States	Germany	Netherlands	insurance	States	Germany	Netherlands

Discount rate	5.45	3.70	2.00	2.00	4.18	4.35	2.00	n/a	7.22	4.60	3.75	n/a
Inflation rate	4.50	n/a	n/a	n/a	6.00	n/a	2.00	n/a	6.50	n/a	2.00	n/a
Expected return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.50	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	2.50	2.50	n/a	n/a	3.00	n/a	n/a	n/a	3.00	n/a
Rate of increase in future pension plan	n/a	n/a	1.75	1.75	n/a	n/a	1.75	n/a	n/a	n/a	n/a	n/a
Aging factor	2.50	n/a	n/a	n/a	2.50	n/a	n/a	n/a	2.50	n/a	n/a	n/a
Medical inflation	3.50	n/a	n/a	n/a	3.50	n/a	n/a	n/a	3.50	n/a	n/a	n/a
Duration	18.84	n/a	n/a	n/a	29.24	n/a	n/a	n/a	35.55	n/a	n/a	n/a

(vi)           Hierarchy of fair value assets

 On December 31, 2017, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

(vii)          Sensitivity analysis

	Impact on the defined benefit obligation
	Premise change				Premise increase				Premise reduction
	Health	United			Health	United			Health	United
	insurance	States	Germany	Netherlands	insurance	States	Germany	Netherlands	insurance	States	Germany	Netherlands
Discount rate	1.0%	1.0%	0.5%	0.5%	9,025	7,045	9,480	452	(11,019)	(8,630)	(10,582)	(500)
Real medical inflation	1.0%	n/a	n/a	n/a	11,923	n/a	n/a	n/a	(7,946)	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	0.5%	0.5%	n/a	n/a	4,522	255	n/a	n/a	(4,259)	(243)
Rate of increase in future pension plan	n/a	n/a	0.25%	0.25%	n/a	n/a	2,709	126	n/a	n/a	(2,629)	(123)
Life expectancy	n/a	n/a	1 year	1 year	n/a	n/a	2,217	122	n/a	n/a	(2,314)	(127)
Mortality rate	n/a	10.0%	n/a	n/a	n/a	1,889	n/a	n/a	n/a	(2,072)	n/a	n/a

							Health insurance - Impact on cost of services and interests costs
							Premise change		Premise increase		Premise reduction
							Cost of	Iterests	Cost of	Iterests	Cost of	Iterests
							services	costs	services	costs	services	costs
Discount rate							1.0%	1.0%	177	145	(221)	(138)
Real medical inflation							1.0%	1.0%	245	1,216	(151)	(810)

24.2.2     Retirement plan - defined contribution

The Company and the subsidiaries in Brazil sponsor a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. For this plan, the sponsors pay contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

At December 31, 2017, the number of active participants in ODEPREV totals 5,280 (5,147 in 2016). The contributions made by the sponsors in the year amount to R$38,332 (R$30,500 in 2016) and the contributions made by the participants amounted to R$60,038 (R$52,741 in 2016).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

25              Equity

(a)             Capital

On December 31, 2017, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,257,604 shares with no par value, distributed as follows:

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			56,088,424	16.26			56,088,424	7.04
Other		12,907,077	2.86	132,743,203	38.48	578,330	100.00	146,228,610	18.34
Total		451,668,652	100.00	343,775,864	99.65	578,330	100.00	796,022,846	99.85
Treasury shares				1,234,758	0.35			1,234,758	0.15
Total		451,668,652	100.00	345,010,622	100.00	578,330	100.00	797,257,604	100.00

(i)       American Depositary Receipts traded on the New York Stock Exchange (USA);

(b)             Capital reserves

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

(d)             Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. In August 2016, 15,288 class “B” preferred shares were converted into 7,644 class “A” preferred shares, and in December 2015, a total of 200 class “B” preferred shares were converted into 100 class “A” preferred shares.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Federal Law 6,404/76.

(e)             Profit allocation and payment of dividends

Under the Company’s bylaws, profit for the year, adjusted according to Federal Law 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Federal Law 6,404/76, it is the full payment of the mandatory dividend.

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(e.1)     Profit allocation and dividends proposed

In a meeting held on November 28, 2017, the Board of Directors approved the prepayment of dividends in the amount of R$1,000,000, which was made on December 12, 2017. The amount was sufficient to meet the minimum mandatory dividends for fiscal year 2017.

		2017

Net income for the year of Company's shareholders		4,082,990
Amounts recorded directly to retained earnings
Legal reserves distribution		(204,150)
Tax incentive reserve distribution		(71,745)
Realization of additional property, plant and equipment		27,810
Prescribed dividends		482
		3,835,387
Destinations:
Total proposed dividends, paid in advance in December 2017	(i)	(1,000,000)
Additional dividends proposed	(ii)	(1,500,000)
Portion allocated to unrealized profit reserves	(iii)	(1,335,387)
		(3,835,387)

Composition of the total proposed dividends
Minimum dividends - 25% adjusted net income		(958,847)
Additional proposed dividends		(41,153)
Total dividends paid in December 2017		(1,000,000)
Additional dividends proposed		(1,500,000)
Total dividends		(2,500,000)

(i)      Per-share dividend of R$1.25671835741 per common and class “A” preferred share and R$0.60624979930 per class “B” preferred share.

(ii)    Such dividends will be submitted to shareholders for approval at a Shareholders’ Meeting.

(iii)   The retained earnings reserve was accrued based on the capital budget, in accordance with Article 196 of Federal Law 6,404/76, to be allocated to future investments. Such retention will be subject to approval by shareholders convened in a Shareholders’ Meeting.

(e.2)     Dividend payment from previous years

The Annual Shareholders’ Meeting held on April 6, 2016 approved the declaration of dividends related to fiscal year 2015 in the amount of R$ 1,000,000, the payment of which commenced on April 15, 2016, of which R$567,620 was paid to holders of common shares and R$432,020 and R$360 to holders of class A and class B preferred shares, respectively. This payment fully settles the dividend for the class "B" preferred shares, which was calculated in accordance with the Bylaws.

On September 27, 2016, the Board of Directors’ Meeting approved the payment of interim dividends for fiscal year 2016, in the amount of R$1,000,000, which was paid as of October 11, 2016. The Company paid R$567,819 to common shareholders and R$432,181 to class A preferred shareholders.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(f)              Other comprehensive income

	Attributed to shareholders' interest
	Deemed cost	Defined			Foreign
	and additional	benefit	Foreign		currency	Gain (loss)	Total
	indexation	plans actuarial	sales	Fair value	translation	on interest	Braskem	Non-controlling
	on PP&E	Gain (loss)	hedge	of hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	subsidiaries	Total

On December 31, 2014	263,106	(30,103)	(3,263,732)	(289,667)	386,628	(9,404)	(2,943,172)	(115,385)	(3,058,557)

Additional indexation
Realization by depreciation or write-off assets	(41,268)						(41,268)		(41,268)
Income tax and social contribution	14,032						14,032		14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets	(1,462)						(1,462)		(1,462)
Income tax and social contribution	496						496		496

Foreign sales hedge
Exchange rate			(9,629,237)				(9,629,237)	(397,386)	(10,026,623)
Income tax and social contribution			3,225,996				3,225,996	119,129	3,345,125

Fair value of Cash flow hedge
Change in fair value				(524,682)			(524,682)	(24,791)	(549,473)
Transfer to result				(72,518)			(72,518)		(72,518)
Income tax and social contribution				199,176			199,176	7,139	206,315

Fair value of cash flow hedge from jointly-controlled				2,295			2,295		2,295

Actuarial loss with post-employment benefits, net of taxes		(9,129)					(9,129)		(9,129)

Foreign currency translation adjustment					718,763		718,763	(65,414)	653,349

On December 31, 2015	234,904	(39,232)	(9,666,973)	(685,396)	1,105,391	(9,404)	(9,060,710)	(476,708)	(9,537,418)

Additional indexation
Realization by depreciation or write-off assets	(41,268)						(41,268)		(41,268)
Income tax and social contribution	14,032						14,032		14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets	(1,461)						(1,461)		(1,461)
Income tax and social contribution	496						496		496

Foreign sales hedge
Exchange rate			2,625,551				2,625,551	(498,767)	2,126,784
Transfer to result			1,342,785				1,342,785	14,959	1,357,744
Income tax and social contribution			(1,406,740)				(1,406,740)	145,326	(1,261,414)

Fair value of Cash flow hedge
Change in fair value				247,815			247,815	(736)	247,079
Transfer to result				(19,434)			(19,434)	(12,135)	(31,569)
Income tax and social contribution				(79,194)			(79,194)	3,861	(75,333)

Fair value of cash flow hedge from jointly-controlled				(3,309)			(3,309)		(3,309)

Actuarial loss with post-employment benefits, net of taxes		(4,119)					(4,119)		(4,119)

Foreign currency translation adjustment					63,697		63,697	275,599	339,296

On December 31, 2016	206,703	(43,351)	(7,105,377)	(539,518)	1,169,088	(9,404)	(6,321,859)	(548,601)	(6,870,460)

Additional indexation
Realization by depreciation or write-off assets	(40,678)						(40,678)		(40,678)
Income tax and social contribution	13,831						13,831		13,831

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets	(1,459)						(1,459)		(1,459)
Income tax and social contribution	496						496		496

Foreign sales hedge
Exchange rate			(42,507)				(42,507)	118,179	75,672
Transfer to result			1,145,602				1,145,602	40,924	1,186,526
Income tax and social contribution			(355,960)				(355,960)	(47,731)	(403,691)

Fair value of Cash flow hedge
Change in fair value				876,636			876,636	6,513	883,149
Transfer to result				(287,576)			(287,576)	9,632	(277,944)
Income tax and social contribution				(198,343)			(198,343)	(4,844)	(203,187)

Fair value of cash flow hedge from jointly-controlled				3,534			3,534		3,534

Actuarial loss with post-employment benefits, net of taxes		(8,654)					(8,654)		(8,654)

Foreign currency translation adjustment					51,445		51,445	(52,047)	(602)

On December 31, 2017	178,893	(52,005)	(6,358,242)	(145,267)	1,220,533	(9,404)	(5,165,492)	(477,975)	(5,643,467)

(i)	Transfer to retained earnings as the asset is depreciated or written-off/sold.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

26             Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 25(e), particularly in relation to the limited rights enjoyed by class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class “A” preferred share, as provided for in the bylaws of the Company.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 25(d) and there is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

As required by IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

	Basic and diluted
	2017	2016	2015
Profit (loss) for the year attributed to Company's shareholders
of continued operations	3,856,564	(442,430)	2,995,338

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,416		208,409
Preferred shares class "B"	351		360
	208,767		208,769

Distribution of 6% ??of unit value of common shares	273,827		273,824

Distribution of plus income, by class:
Common shares	1,915,805		1,426,771
Preferred shares class "A"	1,458,165		1,085,974
	3,373,970		2,512,745

Reconciliation of income available for distribution, by class (numerator):
Common shares	2,189,632	(251,222)	1,700,595
Preferred shares class "A"	1,666,581	(191,208)	1,294,383
Preferred shares class "B"	351		360
	3,856,564	(442,430)	2,995,338

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	343,775,864	343,771,165	343,783,562
Preferred shares class "B"	578,330		593,618
	796,022,846	795,439,817	796,045,832

Profit (loss) per share (in R$)
Common shares	4.8479	(0.5562)	3.7651
Preferred shares class "A"	4.8479	(0.5562)	3.7651
Preferred shares class "B"	0.6069		0.6065

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

		2016		2015
	Preferred shares Class "A"		Preferred shares Class "A"
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average

Amount at beginning of year	343,768,220	343,768,220	343,848,120	343,848,120

Repurchase of treasury shares			(80,000)	(64,658)
Conversion of preferred shares class "B" to "A"	7,644	2,945	100	100

Amount at the end of the year	343,775,864	343,771,165	343,768,220	343,783,562

27              Net sales revenues

	2017	2016	2015
Sales revenue
Domestic market	34,983,265	32,293,042	30,366,378
Foreign market	23,297,304	23,084,703	23,159,820
	58,280,569	55,377,745	53,526,198
Sales and services deductions
Taxes
Domestic market	(8,663,707)	(7,316,325)	(6,214,041)
Foreign market	(33,798)	(102,831)	(122,776)
Costumers rebates
Domestic market	(35,538)	(25,400)	(12,900)
Foreign market	(60,990)	(23,820)	(16,552)
Sales returns
Domestic market	(125,153)	(168,625)	(167,515)
Foreign market	(100,789)	(76,756)	(112,425)
	(9,019,975)	(7,713,757)	(6,646,209)

Net sales and services revenue	49,260,594	47,663,988	46,879,989

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

at December 31, 2017

All amounts in thousands, except as otherwise stated

(iii)       for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official markers, which is the point of delivery of the products and transfer of their ownership.

The cost of freight services related to sales, transfers to storage facilities and finished product transfers between Braskem establishments are included in cost of sales.

(a)             Net sales revenue by country

	2017	2016	2015

Brazil	26,147,559	24,640,077	23,729,106
United States	8,539,972	7,965,209	9,601,157
Argentina	1,336,440	1,244,267	1,339,775
United Kingdom	202,830	589,725	2,438,148
Germany	1,192,287	1,198,760	1,239,286
Mexico	3,408,385	2,075,695	967,829
Italy	604,546	667,265	561,347
Netherlands	333,134	262,289	622,436
Singapore	542,866	1,101,156	1,017,128
Switzerland	415,729	227,504	334,422
Colombia	340,396	369,359	278,304
Spain	282,854	342,154	391,097
Chile	554,237	522,796	503,650
Peru	493,654	397,186	351,097
Uruguay	122,251	122,783	327,533
Japan	126,956	1,631,564	904,903
Poland	231,716	252,508	199,115
Paraguay	174,783	185,432	170,834
France	166,314	236,727	268,239
Bolivia	163,862	211,382	194,865
Canada	235,612	242,492	184,752
South Korea	339,430	254,512	74,567
Other	3,304,781	2,923,146	1,180,399
	49,260,594	47,663,988	46,879,989

(b)             Net sales revenue by product

	2017	2016	2015

PE/PP	33,105,714	30,790,364	28,226,087
Ethylene, Propylene	3,351,805	2,906,796	2,999,090
Naphtha, condensate and crude oil	135,165	2,582,257	4,587,944
Benzene, toluene and xylene	2,683,406	2,411,031	2,538,993
PVC/Caustic Soda/EDC	3,066,879	3,016,390	2,780,075
ETBE/Gasoline	2,433,360	2,058,952	1,722,391
Butadiene	1,819,387	1,315,892	1,000,376
Cumene	578,482	501,958	583,608
Solvents	401,455	379,745	431,264
Other	1,684,941	1,700,603	2,010,161
	49,260,594	47,663,988	46,879,989

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)             Main clients

In 2017 and 2016, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2017, the most significant revenue from a single client amounts to approximately 2.9% of total net revenues of the Company and refers to the chemical segment

28              Tax incentives

(a)             Income Tax

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Chlor-Alkali (Cloro Soda), established in the state of Alagoas; and (ii) basic petrochemicals unit, PE (2), PVC and Chlor-Alkali units, all established in the city of Camaçari (BA). The third PE plant built in Camaçari received a report allowing the granting of the tax incentives issued by the Northeast Development Agency (SUDENE) in 2017. The term of enjoyment is 10 years and in 2017 a benefit of R$71,745 was calculated.

(b)             PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes (Note 27). In 2017, the amount was R$95,704 (R$78,824 in 2016).

29             Other income (expenses), net

	Note	2017	2016	2015
			Adjusted	Adjusted

Participation of members in profits and results	(i)	(399,828)	(361,796)	(356,437)
Expenses from fixed assets		(205,929)	(53,774)	(174,488)
Allowance for judicial and labor claims		(119,919)	(169,973)	(105,644)
Capital gain - sale of Quantiq	5	276,816
Recovery of environmental damages		(102,466)	(182,600)	(65,791)
Leniency agreement	23.3	(375,476)	(2,860,402)
Other		71,922	(277,409)	(249,940)
		(854,880)	(3,905,954)	(952,300)

(i)        In the fiscal year ended December 31, 2016 and 2015, the amounts related to this item were reclassified from “costs of goods sold” (2016 - R$163,055, 2015 – R$165,522), “selling and distribution expenses” (2016 - R$7,155, 2015 – R$5,848) and “general and administrative expenses” (2016 - R$191,586, 2015 – R$185,067) (Note 2.4(b)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

30              Financial results

	2017	2016	2015
			Adjusted
Financial income
Interest income	512,051	646,727	528,788
Other	91,579	43,395	56,145
	603,630	690,122	584,933

Financial expenses
Interest expenses	(2,219,503)	(2,447,481)	(2,094,280)
Monetary variations on fiscal debts	(191,101)	(249,578)	(152,409)
Discounts granted	(137,389)	(108,606)	(130,564)
Loans transaction costs - amortization	(64,771)	(56,020)	(64,406)
Adjustment to present value - appropriation	(284,992)	(507,744)	(517,739)
Other	(849,461)	(201,533)	(204,004)
	(3,747,217)	(3,570,962)	(3,163,402)

Exchange rate variations, net
On financial assets	216,381	(1,139,676)	1,102,744
On financial liabilities	(1,015,143)	(2,070,741)	(999,834)
	(798,762)	(3,210,417)	102,910

Total	(3,942,349)	(6,091,257)	(2,475,559)

	2017	2016	2015
			Adjusted
Interest income
Held for sale	209,327	331,811	124,767
Loans and receivables	270,909	273,355	261,034
Held-to-maturity			50,526
	480,236	605,166	436,327
Other assets not classifiable	31,815	41,561	92,461
Total	512,051	646,727	528,788

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

31             Expenses by nature and function

	Note	2017	2016	2015
			Adjusted	Adjusted
Classification by nature:
Raw materials other inputs		(29,364,996)	(28,197,875)	(30,600,855)
Personnel expenses		(2,173,640)	(2,576,107)	(2,466,890)
Outsourced services		(2,120,001)	(2,135,412)	(1,580,827)
Depreciation, amortization and depletion		(2,928,855)	(2,677,672)	(2,120,157)
Freights		(2,058,574)	(1,918,973)	(1,856,194)
Costs of idle industrial plants	Note 2.4(c)	(67,593)	(60,944)	(67,423)
Other income (expenses), net		(1,379,965)	(4,175,836)	(1,300,142)
Total		(40,093,624)	(41,742,819)	(39,992,488)

Classification by function:
Cost of products sold		(36,177,408)	(34,985,569)	(36,697,842)
Selling and distribution		(1,459,608)	(1,403,673)	(1,077,308)
General and administrative		(1,434,272)	(1,285,613)	(1,095,403)
Research and development		(167,456)	(162,010)	(169,635)
Other income (expenses), net		(854,880)	(3,905,954)	(952,300)
Total		(40,093,624)	(41,742,819)	(39,992,488)

32             Segment information

As of December 31, 2017, Braskem’s organizational structure was formed by the following segments:

•      Chemicals: comprises the activities related to the production of ethylene, propylene butadiene, toluene, xylene, cumene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives and the supply of electric energy, steam, compressed air and other inputs to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro petrochemical complexes.

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

at December 31, 2017

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)             Results by segment

									2017
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Chemicals	(i)	25,179,288	(20,478,914)	4,700,374	(773,396)		(197,275)		3,729,703
Polyolefins		19,650,398	(15,432,179)	4,218,219	(1,321,575)		(177,518)		2,719,126
Vinyls		3,066,879	(2,572,774)	494,105	(162,989)		(163,374)		167,742
USA and Europe		9,854,496	(7,419,261)	2,435,235	(582,672)		(21,279)		1,831,284
Mexico		3,600,820	(2,097,471)	1,503,349	(283,318)		27,914		1,247,945
Total		61,351,881	(48,000,599)	13,351,282	(3,123,950)		(531,532)		9,695,800

Other segments		83,720	(65,743)	17,977	(13,391)		(2,430)		2,156
Corporate unit					(61,384)	39,956	(320,918)	(ii)	(342,346)

Braskem consolidated before eliminations and reclassifications		61,435,601	(48,066,342)	13,369,259	(3,198,725)	39,956	(854,880)		9,355,610

Eliminations and reclassifications		(12,175,007)	11,888,934	(286,073)	137,389				(148,684)

Total		49,260,594	(36,177,408)	13,083,186	(3,061,336)	39,956	(854,880)		9,206,926

									Adjusted
									2016
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Chemicals	(i)	25,062,602	(20,248,175)	4,814,427	(680,083)		(409,920)		3,724,425
Polyolefins		20,307,367	(15,980,935)	4,326,432	(1,284,665)		(199,098)		2,842,670
Vinyls		3,016,390	(2,815,184)	201,206	(236,771)		(71,880)		(107,444)
USA and Europe		8,896,071	(6,080,722)	2,815,349	(497,810)		(71,000)		2,246,540
Mexico		1,586,927	(1,152,047)	434,880	(231,795)		(4,805)		198,282
Total		58,869,357	(46,277,063)	12,592,294	(2,931,124)		(756,703)		8,904,473

Other segments		12,202	(14,760)	(2,558)	(1,876)		(20,864)		(25,298)
Corporate unit					(33,582)	30,078	(3,128,387)	(iii)	(3,131,893)

Braskem consolidated before eliminations and reclassifications		58,881,559	(46,291,823)	12,589,736	(2,966,582)	30,078	(3,905,954)		5,747,282

Eliminations and reclassifications		(11,217,571)	11,306,254	88,683	115,286				203,965

Total		47,663,988	(34,985,569)	12,678,419	(2,851,296)	30,078	(3,905,954)		5,951,247

									Adjusted
									2015
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Chemicals	(i)	24,269,768	(20,086,768)	4,183,000	(644,598)		(158,797)		3,379,604
Polyolefins		19,986,174	(15,420,138)	4,566,036	(1,206,374)		(189,988)		3,169,674
Vinyls		2,780,075	(2,393,660)	386,415	(220,139)		(53,918)		112,358
USA and Europe		8,239,913	(6,920,464)	1,319,449	(392,319)		(55,089)		872,040
Mexico		472,002	(486,832)	(14,830)	(88,249)		3,817		(99,262)
Total		55,747,932	(45,307,862)	10,440,070	(2,551,679)		(453,975)		7,434,414

Other segments		159,510	(150,213)	9,297	(6,467)		(73,879)		(71,049)
Corporate unit					103,604	2,219	(357,165)		(251,340)

Braskem consolidated before eliminations and reclassifications		55,907,442	(45,458,075)	10,449,367	(2,454,542)	2,219	(885,019)		7,112,025

Eliminations and reclassifications		(9,027,453)	8,760,233	(267,220)	112,196		(67,281)		(222,305)

Total		46,879,989	(36,697,842)	10,182,147	(2,342,346)	2,219	(952,300)		6,889,720

(i)                The Basic Petrochemicals Segment changed its name to the Chemicals Segment, seeking to adopt nomenclature more closely aligned with the segment’s markets.

(ii)              Includes gain from sale of the former “Chemical distribution” segment in the amount of R$276,816 (Note 5).

(iii)             Inclusion of the provision for the Leniency Agreement in the amount of R$2,860,402 (Note 29).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)             Long-lived assets by segment

	2017	2016
Reporting segments
Chemicals	11,136,125	11,417,669
Polyolefins	5,072,162	5,162,075
Vinyls	2,433,882	2,621,376
USA and Europe	2,587,302	2,015,492
Mexico	10,733,277	10,607,951
Total	31,962,748	31,824,563
Other segments	526,359	321,234
Total	32,489,107	32,145,797

33             Insurance coverage

Braskem carries insurance policies to cover the domestic and international operations of its plants, as detailed below, in addition to other insurance policies, which include general civil liability, the civil liability of directors and offices, domestic and international charter operations, charter's liability, etc.

The company believes its Insurance Program is consistent with the standards adopted by petrochemical companies operating globally.

The All Risks Program provides coverage for material damages and consequent loss of profit of all Braskem plants through an “All Risks” program.

The program is divided into three different policies that ensure coverage of the operations in Brazil, Mexico and the USA/Germany. These policies are valid through April 2020.

The following table presents additional information on the policies in force. Each has maximum indemnity limits (“MIL”) per event to cover possible claims in view of the nature of the Company’s activities and benchmarks, as well estimated maximum loss studies prepared by external advisors.

		Maximum indemnity limit	Amount insured
	Maturity	US$ million	US$ million
Units in Brazil	April 10, 2020	3,375	26,406
Units in United States and Germany	April 10, 2020	500	2,037
Units in Mexico	April 10, 2020	2,936	6,068
Total			34,511

The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

These policies provide coverage for material losses arising from accidents related to fire, explosion and machinery breakdown, etc., and consequential loss of profit, with maximum indemnity periods ranging from 12 to 33 months, depending on the plant and/or coverage.

Braskem also carries an insurance policy against general civil liability that covers damages caused to third parties from its operations and products, including any losses caused by sudden pollution.

The Company’s new projects are covered by specific Engineering Risk policies and/or construction and assembly clauses included in the Operational Risks policies.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

34             Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the debit securities issued by Braskem Finance, Braskem America Finance and Braskem Holanda Finance 100-percent-owned subsidiaries of Braskem. There are no significant restrictions on the ability of Braskem to obtain funds from these subsidiaries.

35             Subsequent events

(a)             On March 21, 2018, the Extraordinary Shareholders' Meeting approved the long-term share-based incentive plan (“ILP Plan”) which aims to align the interests of its participants with those of the Company’s shareholders and to encourage participants’ retention at the Company by offering eligible participants an opportunity to receive restricted shares in the Company by voluntarily investing own funds and holding such shares through the end of the three-year vesting period.

(i)       On March 28, 2018, the Board of Directors approved the “ILP Program 2018” in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2018, after the vesting period and subject to compliance with all necessary requirements, is 727,688 shares. The program’s grant date is April 6, 2018.

(ii)   On March 13, 2019, the Board of Directors approved the “ILP Program 2019” in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2019, after the vesting period and subject to compliance with all necessary requirements, is 573,345 shares.

(b)             In April 2018, the Company received the amount of R$81,000 monetarily corrected related to the outstanding balance of the R$100,000 provided for in the sale made of the subsidiaries Quantiq and IQAG (Note 5).

The difference between the restated amount provided for and the amount received was recognized in the second quarter of 2018 in the line “Other income (expenses), net,” in the amount of R$19,558, resulting from the adjustment envisaged in the agreement.

(c)             On April 30, 2018, the Annual Shareholders’ Meeting approved the payment of additional dividends considering the net income for fiscal year 2017, in the amount of R$1,500,000, paid as from May 10, 2018.

(d)             In April 2018, the time deposit investments given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of subsidiary Braskem Idesa was withdrawn and the amount of R$476,919 became fully available.

(e)             On May 11, 2018, Braskem S.A., in line with its commitment to maintaining financial liquidity, contracted from a syndicate of global banks, an international revolving credit facility of US$1,000,000, maturing in 2023. The two facilities held by the Company until then in the amounts of US$750 million with expiration in December 2019 and of R$500 million with expiration in September 2019 were cancelled.

(f)              On May 30, 2018, the subsidiary Braskem America contracted a credit facility in the amount of up to US$225 million that is secured by Euler Hermes, a German export credit agency, which will be used to finance a portion of the investment in the new PP plant located in Houston, Texas, United States. The funds will be tapped in accordance with the progress of the project’s construction and the total amount is expected to be disbursed by December 30, 2020. To date, US$172 million has been disbursed.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(g)             In July 2018, the Company was served a notice by the State of Alagoas claiming that it allegedly used an ICMS tax base lower than that envisaged in legislation for internal transfers to another unit in the State of Alagoas of DCE (dichloroethane), between January 2013 and May 2016, which is a product that is not subject to deferral in such transactions.

The restated value of this tax assessment notice amounted approximately to R$175 million.

The Company’s external legal advisors estimate that the administrative proceedings should be concluded in 2022. No judicial deposit or other form of security was accrued for this proceeding, as it is currently still in its administrative stage.

(h)             During 2018 and 2019, Braskem prepaid borrowings, as follows:

	Annual financial charges (%)	Prepayments
Foreign currency
Bonds	7.38	825,720
Export credit notes	US dollar exchange variation + interest between 7.30 and 7.87	612,810
Working capital	US dollar exchange variation + 1.88% above Libor	865,890
		2,304,420

Local currency
BNDES	TJLP + interest between 0.00 and 2.62	29,330
BNDES	SELIC + 2.32	21,065
BNDES	Interest between 3.50 and 4.00	32,839
BNB/FINEP	5.84	138,230
Export credit notes	105.00% of CDI	435,000
Export credit notes	108.00% of CDI	66,667
		723,131

		3,027,551

(i)              In November 2018, the subsidiary Braskem Netherlands B.V. secured a financing facility of US$295 million guaranteed by SACE Covered Facility Agreement, the Italian export credit agency, with maturity in November 2028 and charges Us dollar exchange variation + semianual Libor + 0.90% per year.

(j)              In March 2017, the Federal Supreme Court (“STF”) decided, in connection with the Extraordinary Appeal indicated by STF itself as the leading case of this discussion, that ICMS tax should not be included in the calculation base of PIS/COFINS. Despite the filing of a motion for clarification by the Federal Government requesting the prospective effects of the decision, the STF itself and all Regional Federal Appellate Courts in Brazil have applied the decision of the lead case indiscriminately. On December 31, 2018, the Extraordinary Appeal of the Federal Government, filed in a lawsuit brought by Braskem S/A itself, was ruled moot, therefore increasing the legal certainty of the Company for recognizing its right.  In this scenario, Braskem recognized on December 31, 2018 a tax credit in the amount of R$519,830 related to PIS and COFINS for the period from March 2017 to November 2018, of which R$265,438 was recorded under “Net sales revenue”, R$235,919 under “Other operating income (expenses)” and R$18,473 under “Financial income.”

In 2019 the courts issued a final and unappealable decisions on the lawsuit brought by Braskem S.A. and of merged companies, which determines the exclusion of ICMS tax from the calculation base of PIS/COFINS taxes and the earliest period of the tax credit of these lawsuits is retroactive to the year 1991. The effects of these decisions are being determined by the Company, and, in the first semester of 2019 was recognized the amount of R$2,038,938 related to PIS and COFINS tax liability surpluses, of which R$1,850,965 was recorded under “Other operating income (expenses)” and R$187,973 under “Financial income.”

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(k)            On January 30, 2019, Braskem received the first installment of R$266 million related to the onlending transaction with the BNDES in the aggregate amount of R$476 million at an interest rate of 11.57% p.a. and with maturity on January 15, 2031, which was taken out on December 26, 2018. The Company will receive the remaining amounts by the end of fiscal year 2019.

(l)              In April 2019, the public-interest civil action was filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender’s Office seeking the freezing of Braskem's assets to ensure the payment of any environmental and collective damages the Company may be ordered to pay due to its past mining activities in the city of Maceió.

The plaintiffs requested a provisional remedy to freeze Braskem’s assets in the amount of R$6.7 billion. The court’s preliminary decision ordered the freezing of R$100 million in Braskem’s bank accounts, which already has been carried out.

After both parties filed Interlocutory Appeals, the Alagoas State Court of Appeals granted only the appeal filed by the State Prosecution Office, ordering the suspension of the distribution of dividends to shareholders, under penalty of freezing R$2.7 billion. The decision was revised by a Suspension of Injunction and Order, through a decision of the presiding judge of the Superior Court of Justice (STJ), which authorized the decision involving the distribution of dividends conditioned to Braskem effectively issuing an insurance guarantee.

On June 26, 2019, the Alagoas State Prosecution Office and the Alagoas State Public Defender’s Office amended the action to change the boundaries of the claim, which involved excluding the alleged environmental damages and reducing the request for immediate freeze of assets to R$3.7 billion, which would correspond to the sum of the pecuniary damages caused to the residents of the districts affected by the geological event. Immediately thereafter, the presiding judge of the Alagoas State Court of Appeals issued, during a courthouse vacation, a decision ordering the freezing of R$3.7 billion.

On August 9, 2019, the decision of the presiding judge of the STJ lifted the freezing of cash, conditioned upon the effective presentation of a new insurance guarantee in the same amount by Braskem to the court.

The Company continues to collaborate with the authorities to identify the causes, with the support of independent experts, and is committed to implementing solutions.

(m)           As per the notice dated July 25, 2019, Braskem was informed of the Public-Interest Civil Action filed against it by the Labor Public Prosecutor of the State of Alagoas ("MPT-AL"), with an injunction to freeze the amount of R$2.5 billion to guarantee payment of any pecuniary damages to workers affected by the geological phenomenon observed in Maceió. In said action, MPT-AL further claims the compensation of workers for pain and suffering.

The Company informs that it has taken all applicable measures within the legal periods and will keep the market informed of any material developments in the matter.

(n)             As per the notice dated August 19, 2019, Braskem was informed that, in connection with the geological events in the State of Alagoas, it has taken cognizance of the filing of a Public-Interest Civil Action by the Federal Prosecution Office ("MPF") against the Company and other plaintiffs, with the following main claims for interlocutory relief: (i) the accrual of an own private fund in the initial amount of R$3.075 billion for the execution of social and environmental programs and of emergency measures, and the maintenance in said fund of working capital in the amount of R$2 billion or, after the financial schedule is approved, an amount equivalent to 100% of the expenses projected for the subsequent 12-month period; (ii) the presentation of guarantees in the amount of R$20.5 billion; (iii) a prohibition on the encumbrance or divestment of any of the Company's fixed assets and on the distribution of profits, whether in dividends, interest on equity or any other form; (iv) a court-ordered freeze of any profits not distributed; and (v) a suspension on financing from BNDES (state-owned bank) and government incentives, as well as acceleration of existing debts with BNDES.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

So far, there is no decision about the injunction requested.

The Company informs that it has taken all applicable measures within the legal periods and will keep the market informed of any relevant developments in this matter.

(o)             Since the Company was not able to file Form 20-F, for the year ended December 31, 2017, until the date granted by SEC and no further extensions have been granted pursuant to Section 802.01E of the NYSE Listed Company Manual, on May 13, 2019, the New York Stock Exchange suspended trading of the Registrant’s American Depositary Shares and had initiated delisting procedures.

The Company appealed the decision, which is scheduled by the NYSE for October 17, 2019.

(p)             As per the Material Fact notice dated June 4, 2019, Braskem was informed by Odebrecht of its decision taken jointly with LyondellBasell to terminate negotiations for a potential transaction involving the transfer to LyondellBasell of the entire interest held by Odebrecht in the capital of Braskem. Those negotiations were started on June 15, 2018.

(q)             As per the Material Fact notice dated June 18, 2019, Braskem was informed that in view of the court-supervised reorganization filed by Odebrecht S.A. and other companies of the Odebrecht Group, including the controlling shareholder of the Company, OSP Investimentos S.A., the Company was informed that there has been no change whatsoever in the controlling interest held in Braskem, with the totality of the common and preferred shares in the Company held by OSP Investimentos S.A. in fiduciary assignment agreement to the creditors of Odebrecht.

The Company further informs that it has no relevant amounts receivable from Odebrecht and that the court-supervised reorganization does not trigger the early termination of any of its liabilities.

(r)             In 2019, the Company reversed the provision for a controversial portion of the 2015 and 2016 CDE (energy development account) quota based on two consumer-friendly injunctions issued in 2018 and 2019 in the amount of R$223,340.

(s)             On October 3, 2019, the Extraordinary General Meeting approved (i) the payment of mandatory dividend in the amount of R$667 million, to be paid until December 31, 2019; (ii) the capital budget for the fiscal year of 2019; and (iii) withheld by the Company, the remaining amount of the net profit of 2018, of R$2,002 million, pursuant to article 196 of the Brazilian Corporation Law.