Form 20-F
period 2020-12-31
BRASKEM SA
filed 2021-05-14
CIK 1071438

As filed with the Securities and Exchange Commission on May 13, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2020 was:

451,668,652 Common Shares, without par value

345,049,672 Preferred Shares, Class A, without par value

500,230 Preferred Shares, Class B, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes  ☒     No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020 have been audited, as stated in the report appearing therein, and are included in this annual report. These financial statements and related notes included elsewhere in this annual report are collectively referred to as our audited consolidated financial statements herein and throughout this annual report.

We have prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS.

Change to Reportable Segments

Until December 31, 2019, our five reportable petrochemical segments were: Chemicals, Polyolefins, Vinyls, USA and Europe, and Mexico. As from January 1, 2020, we made changes to our macro structure to seek synergies in all of the regions in which we operate to achieve a more integrated operational performance. As a result of these changes, our management revised the structure of our internal reporting with a focus on our petrochemical operational expansion and internationalization with a view to simplifying and streamlining the work and decision-making processes, which led us to adopt a new structure for petrochemical reporting segments by region. As from January 1, 2020, our three reporting segments are as follows:

•	Brazil Segment includes: (i) production and sale of chemicals at the chemical complex located in Camaçari, in the State of Bahia, or the Northeastern Complex, the chemical complex located in Triunfo, in the State of Rio Grande do Sul, or the Southern Complex, the chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex and the chemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex; (ii) supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes; (iii) production and sale of PE, including the production of “green PE” from renewable resources, and PP produced by us in Brazil; and (iv) our production and sale of PVC and caustic soda;
•	United States and Europe Segment: includes production, operations and sale of PP in the United States and Germany; and
•	Mexico Segment: includes production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico.

Information by segment is generated from accounting records, and is reflected in the consolidated financial statements.

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

i

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

Certain Industry Terms

Glossary of Selected Terms in the Petrochemical Industry and in the Context of Our Business

Term	Meaning	Main uses	In the context of our business
Aliphatics	Aliphatics are open-chain hydrocarbons that contain no stable rings connecting their atoms, in contrast to aromatics.	Used as fuels, solvents and as basic chemicals in the petrochemical industry.	We produce aliphatics, such as ethylene and propylene, in our chemicals operations that are part of our Brazil Segment.
Aromatics	Aromatics are cyclic hydrocarbons with stable bonds connecting their carbon atoms.	Used as fuel additives, solvents, and basic chemicals in the petrochemical industry.	We produce aromatics, such as benzene, toluene and xylenes, as co-products in our chemicals operations that are part of our Brazil Segment.
Benzene	An aromatic hydrocarbon. It is a natural constituent of crude oil.	Used primarily for the manufacture of chemicals with more complex structure, such as ethylbenzene and cumene.	We produce benzene as a by-product in our chemicals operations that are part of our Brazil Segment.
BTX products	A mixture of benzene, toluene and the three xylene isomers (ortho, meta and para), all of which are aromatic hydrocarbons.	Used as fuel additives, solvents, and basic chemicals in the petrochemical industry.	We produce benzene, toluene and xylenes as BTX by-products in our chemicals operations that are part of our Brazil Segment.
ii

Butadiene	An organic compound and a colorless gas.	Used industrially as a monomer in the production of synthetic rubber.	We produce butadiene as a by-product in our chemicals operations that are part of our Brazil Segment.
Butene	A colorless gas present in crude oil.	Used as a monomer in the production of polymers, as well as a petrochemical intermediate.	We use butene for the production of HDPE and LLDPE in our polyolefins operations that are part of our Brazil Segment. Butene is supplied by our chemicals operations that are part of our Brazil Segment.
Caustic soda	Caustic soda, or sodium hydroxide, is an inorganic compound. A colorless crystalline solid, caustic soda is toxic, corrosive and highly soluble in water.	Used in the manufacture of pulp and paper, textiles, drinking water, soaps and detergents, and as a drain cleaner.	We produce caustic soda in our vinyls operations that are part of our Brazil Segment. Caustic soda is a by-product of chlorine production required to produce PVC.
Chlor-alkali	Electrolysis process used in the manufacture of chlorine, hydrogen and sodium hydroxide (caustic soda).	Main industrial process for the production of caustic soda.	We operate chlor-alkali plants in Brazil.
Chlorine	Chlorine is a chemical element (Cl), a toxic, greenish yellow gas at room temperature. It has a pungent suffocating odor.	Used in the production of paper products, antiseptics, plastics, dyes, textiles, medicines, insecticides, solvents and to treat swimming pools.	We use salt to produce chlorine in our vinyls operations that are part of our Brazil Segment.
Condensate	Condensate, or natural gas condensate, is a low-density mixture of hydrocarbon liquids that are present as gaseous components in the raw natural gas.	Condensate is used as an input for petrochemical plants, burned for heat and cooking, and blended into vehicle fuel.	We use condensate as a raw material in our chemicals operations that are part of our Brazil Segment.
Cumene	An organic compound based on an aromatic hydrocarbon with an aliphatic substitution, cumene is a colorless liquid constituent of crude oil and refined fuels.	Used for the production of phenol and acetone.	We produce cumene as a by-product in our chemicals operations that are part of our Brazil Segment.
iii

Dicyclopentadiene	Dicyclopentadiene, or DCPD, is a yellow liquid with an acrid odor.	Used in polyester resins, inks, adhesives and paint.	We produce DCPD in our chemicals operations that are part of our Brazil Segment.
Ethane	A type of natural gas liquid (NGL), ethane is a colorless, odorless gas in standard temperature and pressure, extracted from natural gas in liquid form.	Used as a feedstock for ethylene production.	Ethane is one of the main raw materials that we use to produce ethylene in our chemicals operations that are part of our Brazil Segment.
Ethanol	A simple alcohol, produced by the fermentation of sugars by yeasts or via petrochemical processes.	Used as a fuel for vehicles, as a disinfectant and as a chemical intermediate.	We use ethanol as a raw material to produce green polyethylene in our chemical operations that are part of our Brazil Segment, which are located in Triunfo, Brazil.
Ethyl tertiary-butyl ether	Ethyl tertiary-butyl ether, or ETBE, is a colorless liquid manufactured by the acid etherification of isobutylene with ethanol.	Used commonly as an additive in the production of gasoline.	We produce ETBE in our chemicals operations that are part of our Brazil Segment.
Ethylene	A hydrocarbon, colorless gas and the most widely used organic compound in the chemical industry. Produced mainly via steam cracking of raw materials such as naphtha and NGLs.	Used mainly for the production of polyolefins, primarily polyethylene, the most used thermoplastic resin in the world.	We produce ethylene in our chemicals operations that are part of our Brazil Segment, as a main product of the steam cracking of raw materials.
EVA	Ethylene-vinyl acetate, or EVA, is a co-polymer of ethylene and vinyl acetate.	Used to produce rubber-like materials, with applications in adhesives, packaging, molding, and membranes for electronic devices.	We produce EVA in our polyolefins operations that are part of our Brazil Segment.
Gasoline	A flammable liquid obtained by refining crude oil.	Used primarily as a fuel in combustion engines.	We produce gasoline as a by-product in our chemicals operations that are part of our Brazil Segment.
iv

HDPE	High-density polyethylene, or HDPE, is a thermoplastic resin produced by the polymerization of ethylene.	Used in a variety of industries, to produce plastic bottles, toys, chemical containers, pipe systems, and other plastic products.	We produce HDPE in our polyolefins operations that are part of our Brazil Segment.
Hexene	An aliphatic, hexane is a clear, colorless liquid with a petroleum-like odor.	Used as a solvent, paint thinner, and chemical reaction medium. Also used as a co-monomer for the production of HDPE.	We use hexene in our Mexico Segment as a raw material to produce HDPE.
Hydrocarbon resins	Also called petroleum resins, they are produced from the polymerization of aromatic hydrocarbons.	Generally used together with other kinds of resins, in the paint, ink, adhesive and rubber industry.	We produce hydrocarbon resins in our chemicals operations that are part of our Brazil Segment.
Hydrogen	A chemical element, hydrogen is a colorless, odorless gas.	Used to make ammonia in the production of fertilizers and as an intermediate chemical in the production of plastics and pharmaceuticals.	We produce hydrogen in our vinyls operations that are part of our Brazil Segment.
Hydrogenated solvents	Odorless, colorless solvents treated with hydrogen.	Used in the manufacture of paints.	We produce hydrogenated solvents in our chemicals operations that are part of our Brazil Segment.
Isoprene	A common organic compound that is a component of natural rubber. Also a by-product of oil refining.	Used to produce synthetic rubber.	We produce isoprene in our chemicals operations that are part of our Brazil Segment.
LDPE	Low-density polyethylene, or LDPE, is a thermoplastic resin made from the polymerization of ethylene.	Used for manufacturing containers, dispensing bottles, wash bottles, tubing, plastic bags and molded laboratory equipment.	We produce LDPE in our polyolefins operations that are part of our Brazil Segment.
Liquefied petroleum gas (LPG)	Liquefied petroleum gas, or LPG, is a mixture of propane and butane, which are two natural gas liquids.	Used in fuel heating appliances, cooking equipment, vehicle fuel, aerosol propellant, and as a refrigerant.	We produce LPG in our chemicals operations that are part of our Brazil Segment.
v

LLDPE	Linear low-density polyethylene, or LLDPE, is a linear polymer made by the copolymerization of ethylene with longer-chain olefins.	Used in plastic bags and sheets, plastic wrap, stretch wrap, pouches, toys, covers, lids, pipes, buckets and containers, covering of cables and flexible tubing, among others.	We produce LLDPE in our polyolefins operations that are part of our Brazil Segment.
Methanol	Methanol is the simplest alcohol, a liquid produced industrially by hydrogenation of carbon monoxide.	Used as a precursor to other commodity chemicals, including formaldehyde, acetic acid and MTBE.	We use methanol as a raw material to produce MTBE in our chemicals operations that are part of our Brazil Segment.
Methyl tertiary-butyl ether (MTBE)	An intermediate hydrocarbon liquid stream derived mainly from the refining of crude oil	Used almost exclusively as a fuel additive in gasoline to raise the oxygen content.	We produce MTBE in our chemicals operations that are part of our Brazil Segment.
Naphtha	An intermediate hydrocarbon liquid stream derived mainly from the refining of crude oil.	Used as a solvent, fuel additive and as a raw material in the petrochemical industry.	We use naphtha as a raw material for the production of petrochemical products in our chemicals operations that are part of our Brazil Segment.
Natural gas	A naturally occurring hydrocarbon gas mixture, consisting primarily of methane.	Used as a source of energy for heating, cooking and electricity generation, as a fuel for vehicles and as a chemical feedstock.	We use natural gas for electricity generation in our production processes.
Natural gas liquids (NGL)	A mixture of hydrocarbon components of natural gas, primarily ethane, propane and butane, which are separated from the raw natural gas in the form of liquids.	Used as raw materials in the petrochemical industry, as fuel and in applications for heating and cooking.	We use NGLs such as ethane and propane as raw materials at our plants in Rio de Janeiro and Mexico.
N-hexane	A hydrocarbon, obtained by refining crude oil.	Used mixed with other solvents, to extract vegetable oils from crops, and as a cleaning agent in the printing, textile, furniture, and shoemaking industries.	We use n-hexane in our polyolefins operations that are part of our Brazil Segment as a raw material in the production of HDPE and LLDPE.
Nonene	A hydrocarbon, nonene is a colorless liquid with an odor reminiscent of gasoline.	Used as a plasticizer to make rigid plastics flexible, and to produce chemical intermediates.	We produce nonene in our chemicals operations that are part of our Brazil Segment.
vi

Olefins	Unsaturated hydrocarbons that contain at least one carbon–carbon double bond, such as ethylene, propylene and butene. Obtained from steam cracking of raw materials.	Used as chemical intermediates for the production of other chemicals and resins.	We produce olefins in our chemicals operations that are part of our Brazil Segment.
Para-xylene	An aromatic hydrocarbon, para-xylene is produced mainly in refineries and during the steam cracking of naphtha.	Used as a chemical feedstock in the production of polymers, especially PET.	We produce para-xylene as a by-product in our chemicals operations that are part of our Brazil Segment.
PDH	Propane dehydrogenation, or PDH, is an on-purpose technology used for conversion of propane into propylene.	Industrial process for the production of propylene.	We use propylene from PDH units as a raw material in our plants in the United States.
Piperylene	A volatile, flammable hydrocarbon in liquid form, obtained as a by-product of ethylene production.	Used as a monomer in the manufacture of plastics, adhesives and resins.	We produce piperylene in our chemicals operations that are part of our Brazil Segment.
Polyethylene (PE)	PE is the most common type of thermoplastic resin. It is lightweight and durable, and is obtained from the polymerization of ethylene.	PE has a large number of applications, such as: packaging, consumer goods, fibers, textiles, pipes, automotive, wiring, cables, construction, among others.	We produce PE in our polyolefins operations that are part of our Brazil Segment.
Polyisobutylene (PIB)	PIB is a gas-permeable synthetic rubber produced by the polymerization of isobutylene with isoprene.	Used as a fuel and lubricant additive, in explosives, as the base for chewing gum, and to improve the environmental stress-cracking resistance of polyethylene.	We produce PIB in our chemicals operations that are part of our Brazil Segment.
Polyolefins	Macromolecules formed by the polymerization of olefin monomer units. The most common are polypropylene (PP) and polyethylene (PE).	Used in a broad range of consumer and industrial applications.	We produce polyolefins in our polyolefins operations that are part of our Brazil Segment.
vii

Polypropylene (PP)	PP is a thermoplastic resin and the second most widely produced commodity plastic, after PE. Obtained by the polymerization of propylene, PP is generally harder and more heat resistant than PE.	Widely used in the automotive and furniture industry, in consumer goods, for packaging and labeling, and in other industrial applications.	We produce PP in our polyolefins operations that are part of our Brazil Segment.
Polyvinyl chloride (PVC)	PVC is the world's third-most widely produced synthetic plastic polymer, after PE and PP, obtained by the polymerization of vinyl chloride monomer (VCM), a monomer generally made of ethylene and chlorine.	Used mainly in infrastructure and construction for pipes and profile applications, such as doors and windows, and also in plumbing, electrical cables, flooring, and as a replacement for rubber.	We produce PVC in our vinyls operations that are part of our Brazil Segment.
Propane	A type of natural gas liquid (NGL), propane is a gas in standard temperature and pressure, and is extracted from natural gas in liquid form.	Commonly used together with butane in heating and cooking applications, and also as a raw material in the petrochemical industry.	We use propane together with ethane as a raw materials to produce petrochemical products in our chemicals operations that are part of our Brazil Segment.
Propylene	A hydrocarbon, propylene is a colorless gas, and the second most widely used olefin in the chemical industry, after ethylene. It can be obtained as a co-product of steam cracking or refining, and from on-purpose production.	Used mainly to produce polypropylene resins and a wide variety of other chemicals, such as propylene oxide and acrylonitrile.	We produce propylene in our chemicals operations that are part of our Brazil Segment as a by-product of steam cracking. Propylene is also the main raw material that we use to produce polypropylene in our polyolefins operations that are part of our Brazil Segment, and United States and Europe Segment.
Refinery off gas	Gas that is produced as a by-product of the refining of crude oil. It is a mixture of methane, ethane, hydrogen and other gases.	Used as a feedstock in the petrochemical industry.	We use refinery off gas as a raw material in our chemicals operations that are part of our Brazil Segment to produce ethylene.
viii

Salt	Salt is a mineral composed primarily of sodium chloride.	Used in a wide variety of industries, mainly in the chlor-alkali process to produce caustic soda and chlorine, and as a food additive.	We use salt to produce chlorine and caustic soda in our vinyls operations that are part of our Brazil Segment.
Sodium hypochlorite	Sodium hypochlorite is a chlorine compound.	Used as a disinfectant or a bleaching agent and to produce other chemicals.	We produce sodium hypochlorite in our vinyls operations that are part of our Brazil Segment.
Tetramer	Tetramer, or propylene tetramer, is an olefin.	Used as a plasticizer, surfactant, lubricating oil additive and polymerization agent.	We produce propylene tetramer in our chemicals operations that are part of our Brazil Segment.
Thermoplastic resins	Raw, unshaped polymers, such as PE, PP and PVC.	Used in the plastic industry and other industries.	We produce thermoplastic resins in our chemicals operations that are part of our Brazil Segment.
Toluene	An aromatic hydrocarbon.	Used predominantly as an industrial feedstock and a solvent.	We produce toluene in our chemicals operations that are part of our Brazil Segment.
UHMWPE	Ultra-high molecular weight polyethylene, or UHMWPE, is a special type of thermoplastic polyethylene.	Used in industrial applications that require durability, low friction, and chemical resistance, including wear strips, chain guides, and marine dock fender pads, among others.	We produce UHMWPE in our United States and Europe Segment.
Vinyls	Vinyls, or vinyl polymers, are a group of polymers derived from vinyl monomers. The most common type of vinyl is PVC.	Used in the plastic industry and other industries.	We produce vinyls in our vinyls operations that are part of our Brazil Segment.

Certain Other Selected Terms Used in This Annual Report

As used in this annual report:

•	“first generation products” means basic petrochemical products such as ethylene and propylene produced from naphtha, natural gas, and ethane. The basic petrochemical products are used as feedstocks for the production of second generation products. We also sell certain first generation products to our customers;
•	“second generation products” means thermoplastics resins, such as PE, PP and PVC;
•	“third generation” means plastics converters;
•	“third generation products” means finished plastic products produced by molding thermoplastic resins into end-use applications;
ix

•	“annual production capacity” means the annual nominal capacity for a particular facility, calculated based on operations during the 24 hours of the day for an entire year;
•	“kton” means a kiloton, which is equal to 1,000 tons, or 2,204,622.62 pounds;
•	“ton” means a metric ton, which is equal to 1,000 kilograms or 2,204.62 pounds.

Rounding

We have made rounding adjustments to some of the amounts included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the amounts that precede them.

Currency Conversion

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information— Selected Financial and Other Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of December 31, 2020 of R$5.1967 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

x

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

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “aim,” “anticipate,” “believe,” “can,” “continue,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “project,” “seek,” “should,” “target,” “would,” or the opposite of these terms or other similar expressions are forward-looking statements. We caution you that these statements are not guarantees of future performance. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us. Our actual outcomes and results of operations may differ materially from what we have expressed or forecast in the forward-looking statements.

Our forward-looking statements may be influenced by numerous factors, including the following:

•	the adverse effect of global health crises, such as the novel coronavirus pandemic, or the COVID-19 pandemic, and others, on our Brazilian and international sales and operations, demand for our petrochemical products, our manufacturing facilities, price of raw materials, logistics for our products and raw materials, and supply chains;
•	general economic, political and business conditions in the markets or jurisdictions in which we operate, including demand and prices for petrochemical products;
•	interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies;
•	the cyclical nature of the global petrochemical industry;
•	competition in the global petrochemical industry;
•	prices of naphtha, ethane, propane, propylene and other raw materials and the terms and conditions of the supply agreements related thereto;
•	international prices of petrochemical products;
•	actions taken by our major shareholders;
•	inherent risks related to any change of our corporate control;
•	our ability to implement our financing strategy and to obtain financing on satisfactory terms;
•	our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;
•	changes in laws and regulations, including, among others, laws and regulations affecting tax and environmental matters and import tariffs in other markets or jurisdictions in which we operate or to which we export our products;
•	future changes in Brazilian, Mexican, American and European policies and related actions undertaken by those governments;
•	a deterioration in the world economy that could negatively impact demand for petrochemicals;
•	decisions rendered in major pending or future tax, labor, environmental and other legal proceedings; and
•	other factors identified or discussed under “Item 3. Key Information—Risk Factors.”
xi

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

xii

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

Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic, which was reported to have surfaced in China in December 2019 and spread to the rest of the world, or by other pandemics or epidemics of similar nature. In 2020, the COVID-19 pandemic significantly impacted economic activity and markets around the world, and its severity, magnitude and duration are highly uncertain, rapidly changing and difficult to predict. At this time, our management cannot fully predict with certainty the final effects that the COVID-19 pandemic will have on our business, financial condition and results of operations and whether these effects will be material to us. The spread of COVID-19 has caused us to modify certain of our business practices, and we may take further actions as required by government authorities or that we determine are in the best interests of our employees, customers, partners and suppliers. Based on operating data for the year 2020 and the publicly reported expected impact on certain industries that are customers to our products (such as automotive and construction), we believe that COVID-19 has affected our business in numerous ways, including, but not limited to, reduction of our production, sales volume and net revenue, increase of some of our costs, and decrease of our gross margin.

We have closely monitored the effects of the COVID-19 pandemic on our business and the communities located in the regions in which we operate. On March 20, 2020, we formed a crisis committee to establish procedures focusing on the health and safety of our employees and the continuity of our operations. To that end, we have adopted the following measures: (i) ordered all of our employees and contractors who were most vulnerable to COVID-19 to work remotely until criteria for a safe return to their worksite were met; (ii) ordered all of our employees and contractors who were not directly related to the safe continuity of our operations to work remotely until criteria for a safe return to their worksite were met; (iii) reduced the number of employees and contractors working at our industrial plants and prioritized operations with fewer people, while ensuring that all rules relating to ensuring personal safety and operational reliability were followed; (iv) restricted visits by non-routine third parties and suppliers to our facilities; (v) created agendas jointly with our customers and local communities to assess whether products on our portfolio could be used to help fight the COVID-19 pandemic; and (vi) created, implemented and monitored the indicators of the Plan for Safe Return to Braskem plants and offices.

During the second quarter of 2020, the capacity utilization rates of our plants in Brazil and the United States were temporarily reduced to 70% and 90%, respectively, to adjust to the weaker demand for our products and to the destocking trend in the petrochemical and plastics production chains. The capacity utilization rates followed market demand and export opportunities that arose in other regions, especially with the restart of economies in Asia, which occurred before other regions of the world.

During the third quarter of 2020, there was strong recovery in demand for resins in Brazil and in the United States that led the capacity utilization rates of the petrochemical plants to return to normal levels. In the fourth quarter of 2020, the demand for resins remained strong and the capacity utilization rates in Brazil and the United States remained at levels similar to those of the previous quarter.

In Europe and Mexico, the capacity utilization rates returned to their normal levels in the second quarter of 2020, following the gradual recovery in demand, resulting in capacity utilization rates of 83% and 80%, respectively. With regard to the fourth quarter of 2020, despite the recovery in demand that began in the previous quarter, the capacity utilization rate in Europe was 64% due to the scheduled shutdown of our European plant.

During 2020, we adopted cash-preservation measures to ensure the financial stability and resilience of our business, which included: (i) drawing down a revolving credit facility in the amount of US$1.0 billion in April 2020, which comes due in 2023; at the end of July 2020, we Company prepaid the facility in full, in an amount corresponding to R$5.5 billion; (ii) issuing bonds in the international market by our subsidiary Braskem Netherlands Finance B.V., in July 2020, in the amount of US$600.0 million (R$3.2 billion); (iii) reducing fixed costs by 9% compared to the same period of 2019; (iv) reducing investments planned for 2020, from US$721.0 million (R$3.9 billion) to US$555.0 million (R$2.8 billion); and (v) optimizing our working capital.

We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business and geographies, including how it may impact our customers, team members, suppliers, business partners and distribution channels. We are at this time unable to fully predict the impact that the COVID-19 pandemic will have on our financial position and results of operations due to numerous uncertainties that we are unable to predict or control, such as the severity of the virus, the duration of the outbreak, governmental, business or other actions, which could include additional limitations on our operations or mandates to provide products or services, impacts on our supply chains, the effect on customer demand, plant closures or changes to our operations. We cannot predict the impact that the COVID-19 pandemic will have on our customers, suppliers and other business partners, and any material effect on these parties could also adversely impact us. The effects on the health of our workforce, and our ability to meet staffing needs in our plants, distribution facilities, sale operations and other critical functions cannot be predicted. Further, the impacts of the expected worsening of global economic conditions and the continued disruptions to, and volatility in, the credit and financial markets, consumer and corporate spending as well as other unanticipated consequences remain unknown. The pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could negatively affect our liquidity.

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

Sales of our petrochemical and chemical products are tied to global production levels and demand, which can be affected by macro-economic factors such as interest rates, international oil prices, shifts to alternative products, consumer confidence, employment trends, regulatory and legislative oversight requirements, trade agreements, as well as regional disruptions, natural disasters, epidemics, pandemics, or other global events. Therefore, our net revenue, feedstock costs and gross margin are increasingly linked to global conditions that we cannot control, and which may adversely affect our results of operations and financial position. For example, the persistence of the COVID-19 pandemic could negatively impact supply chains worldwide and demand for our products. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the severity of the COVID-19 pandemic, actions to contain it or treat its impact, among others.

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

In addition, we are dependent on certain of our customers and their economic or competitive weaknesses. If the viability of the business of certain of our customers deteriorates, it could have a material adverse effect on our cash flows and results of operations.

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

As of December 31, 2020, our total trade accounts receivable, net of expected credit losses (R$173.0 million) was R$4,755.2 million.

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

According to the IMF, the world’s GDP contracted by 3.5% in 2020, a decrease of 6.8 percentage points as compared to the world’s GDP growth during 2019. In 2020, Brazil’s GDP contracted by 4.1%, compared to growth of 1.1% in 2019, 1.3% in 2018 and 1.0% in 2017.

According to the IMF, the U.S. GDP contracted by 3.4% in 2020 as compared to growth of 2.3%, 2.9% and 2.3% in 2019, 2018 and 2017, respectively. In addition, according to the IMF, European GDP contracted by 7.2% in 2020 and the Mexican GDP contracted by 8.5% in 2020.

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

We face competition from producers of polyethylene, polypropylene, PVC and other products.

We face strong competition across all of our products. Our U.S. operations face competition in the United States from other U.S. producers of polypropylene and the other foreign producers of polypropylene that serve the United States. Our German operations face competition in Europe and the other export markets that it serves from European and other foreign producers of polypropylene. Our Mexico operations face competition from Mexican and U.S. producers of polyethylene producers. Competitors from South America are able to export to Brazil with reduced or no import duties. In addition, producers of almost all continents have regular or spot sales to trading companies and direct customers in Brazil for our products, including resins.

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

As a result of the recently commissioned gas-based ethylene capacity and of the expected new capacity for production of resins and petrochemicals, coupled with the competitive pricing of the ethane as feedstock for petrochemicals production, we anticipate that we may experience increased competition from producers of thermoplastic resins, especially from North American, Middle East and Chinese producers, in the markets in which we sell these products.

In addition, the appreciation of the real against the U.S. dollar may increase the competitiveness of prices of imported products in reais, which may increase the competition in Brazil from other producers of second generation products. Some of our foreign competitors are substantially larger and have greater financial, manufacturing, technological and/or marketing resources than us. Also, the appreciation of the Euro against the U.S dollar may increase the competitiveness of prices of imported products denominated in Euro and, as a consequence, increase competition from imports and the appreciation of Mexican peso against the U.S dollar may increase the competition in Mexico from other producers of second generation products.

We may face competition from producers of substitutes for our products as a result of evolving technology, consumer and industry trends and preferences, and regulatory changes.

We compete in a market that relies on technological innovation and the ability to adapt to evolving consumer and industry trends and preferences. Petrochemical products and other products produced with our petrochemical products, such as consumer plastic items, are subject to changing consumer and industry trends, demands and preferences, as well as stringent regulatory and environmental requirements. Therefore, products once favored may, over time, become disfavored by consumers or industries or no longer be perceived as the best option, which may, therefore, adversely affect our results of operations and financial position.

Plastic waste and climate change are global environmental concerns that receive growing attention from the population, national and local governments, private companies, trendsetters, and consumers worldwide. There has been a growing trend to attempt to move away from the use of plastic products, which has been backed by governmental and lawmaking initiatives.

In 2019, the European Union parliament approved regulations banning single-use plastic items such as plates, cutlery, straws and cotton buds sticks from 2021 and adopting a strategy for disposal of plastic products in a circular economy that aims to significantly increase recycling and targets the plastic products most often found on beaches and in seas. In addition, state and local governments in other countries, for example in China and Brazil, have proposed or implemented bans on single-use plastic products. The expansion of regulation or the prohibition of plastic products use could increase the costs incurred by our customers or otherwise limit the application of these products, and could lead to a decrease in demand for PE, PP and other products we make. Such a decrease in demand could adversely affect our business, results of operations and financial condition.

In response to these developments, we are supporting several initiatives to foster a “circular economy” (reusing and repurposing resources within the economy), including: (i) partnerships to develop new products and applications to improve efficiency and promote recycling and reuse (circular design); (ii) investing in the development of new renewable products to support the circular economy at the beginning of the value chain; (iii) supporting and developing new technologies, business models and systems for recycling and improving recycling chains and recovery of materials; (iv) engaging consumers in recycling and recovery programs, especially through educational programs in connection with responsible consumerism to further knowledge on the value of plastic waste to the economy; (v) supporting and using life cycle assessment tools to select the most sustainable option, considering the economic, social and environmental impacts of plastic; (vi) supporting the measurement and communication of recycling and recovery indicators for plastic packaging materials; (vii) engaging in partnerships to understand, prevent and solve issues associated with mismanagement of plastic residues, especially debris in oceans; and (viii) supporting public policies to improve solid waste management and recycling chains, especially of plastic waste and other initiatives carried out within our industry. There are still many goals to be accomplished to reduce plastic waste and marine litter, which may lead to decreased interest in our products by our customers and consumers, and impact our results of operations and financial condition. Our continued success depends on our ability to continue to differentiate ourselves and our products, and to react to changes in these trends.

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

In addition, regulations may be amended or enacted in the future that would make it more difficult to appeal to our customers, end consumers, or to leverage the products that we produce. For example, failure to comply with applicable policies, which could lead to lower demand for our products, banning of plastic products without allowing the search for alternatives employing efficient solutions, including resins produced by Braskem, could have a material adverse effect on our business, results of operations and financial condition. Also, even if we are able to continue to distinguish our products, there can be no assurance that our competitors (including producers of substitutes) will not be successful in persuading consumers of our products to switch to their products. Some of our competitors may have greater access to resources than we do, which may better position them to react and adapt to evolving trends, preferences, and regulatory changes. Any loss of interest in our products, or consumer products produced with our products, may have a material adverse effect on our business, results of operations and financial condition.

Higher raw materials costs would increase our cost of products sold and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material used by our Brazil Segment (formerly our Chemicals Unit). Naphtha accounted, directly and indirectly, for 35.1% of our consolidated cost of products sold in 2020 and 40.7% in 2019, respectively.

Ethane and propane are the principal raw materials that we use to produce our basic petrochemical products in our petrochemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex, and represent the principal production and operating cost of such Complex. Ethane and propane accounted, directly and indirectly, for 0.8% and 0.9%, respectively, of our consolidated cost of products sold in 2020 and for 0.5% and 1.0%, respectively, of our consolidated cost of products sold in 2019.

Propylene is the principal raw material that we use to produce polypropylene in the United States and Europe and represents the principal production and operating cost of our USA and Europe Segment. We also purchase propylene in the Brazilian market for certain of our Brazilian polypropylene plants. Propylene accounted, directly and indirectly, for 20.9% and 20.1% of our consolidated costs of products sold in 2020 and 2019, respectively.

Ethane is the principal raw material that we use to produce ethylene in the Mexico Complex and represents the principal production and operating cost of the Mexico Complex. Ethane accounted, directly and indirectly, for 1.7% and 1.3% of our consolidated costs of products sold in 2020 and 2019, respectively.

In Brazil, we purchase the naphtha used by our chemicals operations that are part of our Brazil Segment at prices based on the Amsterdam-Rotterdam-Antwerp naphtha price, or the ARA price, and the ethane and propane at Mont Belvieu market prices. We purchase ethane used by our Mexico Segment at prices based on international reference prices. We purchase the propylene used in Brazil and USA plants at prices based on U.S. Gulf reference price, or the USG price. We purchase the propylene used in our Europe plants as reported by ICIS-LOR based on monthly contract price for propylene for Europe. We purchase refinery off gas at a price related to imported natural gas price.

The ARA price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of Brent crude oil on the Intercontinental Exchange based in London. In 2020, the ARA price of naphtha decreased 29.7% from US$505.3 per ton in 2019 to US$355 per ton in 2020, which was the result of lower oil prices due to the lower oil demand that was impacted by the COVID-19 pandemic.

In 2020, the Mont Belvieu prices of ethane averaged US$0.19 per gallon, or US$140.7 per ton, decreasing 12.3% from 2019, driven by higher supply associated with the: (i) startup of new gas fractionators and pipelines for transportation; and (ii) delays in the startup of new petrochemical crackers.

In 2020, the USG price for propylene averaged US$734 per ton, 10.5% lower than 2019, mainly due to lower oil price in the international market.

The European price reference for propylene averaged US$827 per ton in 2020, or 19.3% lower than in 2019, mainly due to lower oil price in the international market. The price of naphtha, ethane, propane and propylene in U.S. dollars has been, and may continue to be, volatile. In addition, fluctuations of the U.S. dollar in the future may effectively increase our naphtha, ethane, propane and propylene costs in reais. Any increase in naphtha, ethane, propane or propylene costs would reduce our gross margin and negatively affect our overall financial performance to the extent we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

We do not hedge against price changes in our raw materials and, as a result, we are exposed to such fluctuations.

Currently, we do not hedge our exposure to feedstock price changes beyond transit periods when buying cargoes from foreign sources. We believe there is a natural hedge in the petrochemical industry operations, mainly due to the historical correlation observed between naphtha, the principal feedstock of a marginal producer, and its final products (PE, PP, PVC, and others). Historically, naphtha price fluctuations show a high correlation with changes in the first- and second-generation petrochemical products. Therefore, any hedge solely with respect to naphtha’s price would break this natural protection, most likely making our results more volatile. However, in light of our ongoing feedstock diversification, with ethane and propane representing a more significant portion of our variable costs, the natural hedge described above has weakened. Compared to naphtha and propylene, ethane and propane prices show a lower correlation to our final products. As a result, final consumer prices may not reflect feedstock cost fluctuations.

We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane, propane and propylene needs.

Petróleo Brasileiro S.A. – Petrobras, or Petrobras, is the only Brazilian supplier of naphtha and has historically supplied up to 70% of the naphtha consumed by our chemicals operations that are part of our Brazil Segment. In 2020, Petrobras supplied 54% of the naphtha consumed by our chemicals operations that are part of our Brazil Segment. Currently, Petrobras is also our primary supplier of ethane, propane and refinery off gas and has historically supplied the ethane, propane and refinery off gas consumed at our petrochemical complex located in the Rio de Janeiro Complex and our chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex.

We are a party to several propylene contracts with Petrobras refineries, which have historically supplied 40% of our propylene need to produce polypropylene in Brazil. As a result of limited infrastructure in Brazil to allow the importation of propylene in large quantities and substantial costs associated with the storage and transportation of the product.

One of our propylene agreements with Petrobras will expire in 2021 and others will expire between 2026 and 2029. As of the date of this annual report, we cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.

In June 2020, we entered into new agreements with Petrobras for the supply of petrochemical naphtha to our industrial units in Bahia and Rio Grande do Sul. The agreements, with a term of five years following the expiration of the prior agreement with Petrobras, establish the supply of a minimum annual volume of 650,000 tons and, at the option of Petrobras, an additional volume of up to 2.8 million tons per year, at the price of 100% of the international reference ARA. In addition, to guarantee access to the naphtha logistics system in Rio Grande do Sul, we also renewed the storage agreement with Petrobras and the transport and storage agreement with Petrobras Transporte S.A.

In December 2020, we concluded the renewal of our feedstock supply agreements in Brazil with Petrobras for the supply of petrochemical naphtha to our industrial unit in São Paulo and ethane and propane to our industrial unit in Rio de Janeiro. The agreements, with a term of five years following the expiration of the prior agreements, establish the supply of up to 2.0 million tons per year of petrochemical naphtha to our industrial unit in São Paulo and up to 580,000 tons of ethylene equivalent (volume of ethylene per ton of ethane and propane) per year to our industrial unit in Rio de Janeiro, with prices based on international reference prices

Petrobras controls a substantial portion of the pipeline infrastructure used to transport naphtha across Brazil and is our primary supplier of naphtha, ethane, propane and propylene. A failure to renew or extend our existing agreements for the supply of raw materials or pipeline infrastructure use, or a termination of such agreements with Petrobras could lead to difficulties in accessing Petrobras’ pipeline infrastructure. The alternative would be to access pipeline infrastructure through the National Petroleum Agency, or the ANP, which would grant access to the pipeline infrastructure at a cost defined by the ANP.

Therefore, our production volumes and net revenue would likely decrease, while our costs would likely increase, and adversely affect our overall financial performance in the event of the occurrence of one or more of the following:

•	significant damage to Petrobras’ supply infrastructure through which Petrobras and Braskem import naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a result of an accident, natural disaster, fire or otherwise;
7

•	termination by Petrobras of the naphtha, ethane, propane or propylene supply contracts with us, which provide that Petrobras may terminate the contracts for certain reasons described in “Item 4. Information on the Company”;
•	considering that Petrobras (and/or its subsidiaries) controls a substantial portion of the logistics infrastructure of our raw material across Brazil and our existing agreements for using its assets and their operation over certain Braskem’s assets, we could also assume that we would face difficulties to import and ensure access of raw material to our crackers in a scenario that these agreements are terminated by Petrobras (and/or its subsidiaries) and therefore with a substantial impact on the infrastructure that we currently access; or
•	failure to renew or extend our existing agreements for the supply of raw materials or pipeline infrastructure use considering that Petrobras is conducting a divestment plan of its assets that also includes certain refineries that supply naphtha and propylene to us and some logistic infrastructure assets.

In addition, although regulatory changes have ended Petrobras’ monopoly in the Brazilian naphtha market and have allowed us to import naphtha, any restrictions imposed on the importation of naphtha into Brazil could increase our production costs which would reduce our gross margin and negatively affect our overall financial performance. For a discussion of additional risks related to sole-source suppliers, see “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof.”

We depend on propylene supplied by third parties in the United States and Europe.

Our reliance on third party suppliers poses significant risks to our results of operations, business and prospects. We rely upon third parties to supply our plants with propylene. We acquire propylene for our polypropylene plants in the United States under several long-term supply agreements and through the spot market. As of December 31, 2020, we had fourteen long-term supply agreements with multiple suppliers. The pricing formulas for propylene under these supply agreements are generally based on market prices. As of the date of this annual report, we cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide for the supply of 91% of the propylene requirements of these plants. We have two main supply agreements in Germany. One will expire in September 2021 and will be replaced by a new five-year agreement effective as of October 1, 2021 with a term until September 30, 2026, and thereafter will automatically be renewable for consecutive one-year terms, unless terminated by one of the parties. The other agreement expires in December 2024, and thereafter will also be automatically renewable for consecutive one-year terms, unless terminated by one of the parties. We have entered into a third contract that will expire at the end of 2022 increasing the supply of our plants to 94% of the propylene required. The pricing formula for propylene under these supply agreements is based on market prices. As of the date of this annual report, we cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.

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

We currently source most of our supply of ethane, which is the primary feedstock used in our polyethylene production process, from Pemex Transformación Industrial, or Pemex TRI, a state-owned Mexican entity, which is a subsidiary of Petróleos Mexicanos, or Pemex, the state-owned Mexican oil and gas company, pursuant to an ethane supply agreement, or the ethane supply agreement, entered into by Braskem Idesa S.A.P.I., or Braskem Idesa, which is our joint venture with Grupo Idesa, S.A. de C.V., or Idesa, with Pemex TRI under competitive commercial conditions at prices that reference: (i) the Mont Belvieu purity ethane price; and (ii) the Henry Hub price, which are both U.S. dollar-based international reference prices. As a result, our production volumes, net revenue and profit margins would likely decrease and materially adversely affect our overall financial performance in case one or more of the following events occur:

•	significant damage to Pemex TRI’s gas processing centers or to any of the pipelines connecting our complex to Pemex TRI’s facilities, whether as a consequence of an accident, natural disaster, fire or otherwise;
•	any further decrease in the amount of ethane currently being delivered by Pemex TRI to our petrochemical complex;
•	any dispute with Pemex TRI and Pemex Exploración y Producción or Pemex PEP, related to the ethane supply agreement, including the non-recognition or non-payment of shortfall penalties and the decrease or failure to supply the contracted volume of ethane;
•	any material default by us or by Pemex TRI to supply ethane in the contractually agreed volumes or qualities under the ethane supply agreement;
•	any repudiation or termination by Pemex TRI or by us of the ethane supply agreement, or any repudiation or termination by other Mexican state-owned companies of related supply (including those for the transportation of supplies) agreements, such as Cenagas (Centro Nacional de Control del Gas Natural); or
•	delays in the availability of ethane of acceptable quality, or our inability to obtain acceptable ethane in the quantities and quality that we need, or at all, or at reasonable prices.

Under the ethane supply agreement with Pemex, any daily volume rejected by Braskem Idesa must be purchased in installments in subsequent deliveries until the deficit has been resolved and, if Pemex delivers to Braskem Idesa less than the volumes required under the ethane supply agreement, it needs to pay shortfall penalties to Braskem Idesa.

Regarding shortfall penalties due under the ethane supply agreement, the accumulated amount related to credit notes that Pemex should have delivered for the shortfall penalties for failing to supply ethane at the volume established in the ethane supply agreement was approximately US$119.1 million as of December 31, 2020. As of the date of this annual report, Pemex has yet to provide such credit notes or otherwise pay the shortfall penalties owed for its failure to deliver ethane and has therefore not fulfilled its contractual obligation on a timely basis.

At Pemex’s request, we are currently engaged in ongoing discussions with Pemex, Pemex TRI, and Pemex PEP to try and address the issues described above related to the ethane supply agreement. We can give no assurances as to the outcome of such discussions.

Furthermore, the ethane supply agreement could also be impacted by changes in laws and regulations, terminated or repudiated by Pemex TRI as a result of political pressure or be subject to expropriation or other adverse measures by the Mexican government or government entities. We may also renegotiate the terms of the ethane supply agreement, voluntarily or as a result of changes in laws and regulations, or otherwise.

The provisions for early termination by Pemex TRI under the Ethane Supply Agreement include: (i) our failure to pay that continues for more than six months after notice; or (ii) an emergency stoppage in operations or force majeure event due to which our insurers consider the complex to be a total loss, or after which we cannot or do not resume operations for 48 months.

If Pemex TRI (i) delivers less than an average of 70% of the 66,000 barrels of ethane per day over a six-month period, (ii) reaches the annual limit in respect of shortfall penalties owed by Pemex TRI to us and such limit is not waived by Pemex TRI, or (iii) materially breaches any of its obligations related to the supply of ethane thereunder; Braskem Idesa has the right to notify Pemex TRI trough a notice of breach. If such breach continues for more than six months after notice, or an extended period if the parties agree, Braskem Idesa has the right to terminate the ethane supply agreement and require Pemex TRI and Pemex PEP to repay certain outstanding debt and compensate Braskem and Idesa according to an agreed valuation formula including the repayment of certain of our debt in the form of a put option right under the ethane supply agreement.

Braskem Idesa and its operations in Mexico, including agreements entered into with state-owned or state-controlled entities, are subject to political interference by the Mexican government, which may lead to the termination or repudiation of certain contractual relationships and interference on Braskem Idesa’ s operations that may materially and adversely affect us.

In addition, legal measures have been initiated by Braskem Idesa, pursuant to the ethane supply agreement entered into between Braskem Idesa and PEMEX based on applicable international rules, to enforce legal and contractual rights of Braskem Idesa. Such measures include a remediation period during which Braskem Idesa will seek a resolution between the parties. Any termination, cancelation or modification of the ethane supply agreement or reduction in the amount of shortfall penalties owed to us by Pemex TRI for any other reason, could have an adverse effect on our results of operations and financial condition. See “Item 4. Information on the Company—Mexico Segment—Supply Contracts of the Mexico Segment—Ethane” and “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture—Mexico Complex.”

In the first quarter of 2021, Braskem Idesa entered into the following agreements under a strict reservation of all rights: (i) a memorandum of understanding with Pemex TRI setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and (ii) a natural gas transport service agreement with Cenagas for a term of 15 years, which is conditioned upon the execution of the definitive agreement referenced in item (i) above. Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had unilaterally terminated gas supply to Braskem Idesa in December 2020. The existing ethane supply agreement between Braskem Idesa and Pemex TRI has not been modified and remains in full force and effect. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders and creditors.

Any termination, cancelation or modification of the ethane supply agreement or reduction in the amount of shortfall penalties owed to us by Pemex TRI for any other reason, could have an adverse effect on our results of operations and financial position. See “Item 4. Information on the Company—Mexico Segment—Supply Contracts of the Mexico Segment—Ethane” and “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture—Mexico Complex.”

We depend on services and products supplied by a Mexican state-owned company

Braskem Idesa has entered into agreements with Mexican state-owned companies for the transportation of natural gas and water supply, among others. Any termination, cancelation or modification of such agreements could have an adverse effect on our results of operations and financial condition.

Furthermore, such agreements could also be impacted as a result of changes in laws and regulations, terminated or modified as a result of political pressure or be subject to expropriation or other adverse measures by the Mexican government or government entities. We may also renegotiate the terms of such agreements, voluntarily or as a result of changes in laws and regulations, or otherwise.

In early December 2020, Braskem Idesa received a notification from Cenagas (Centro Nacional de Control del Gas Natural), a Mexican state-owned agency responsible for all natural gas pipelines and transportation in Mexico, related to the unilateral termination of the service of natural gas transportation, an essential energy input for the production of PE in our Mexico Segment. As a result, in compliance with safety protocols, Braskem Idesa initiated procedures for the immediate interruption of its operating activities. Later in January 2021, Braskem Idesa partially resumed its operations based on an experimental business model to produce PE. Braskem Idesa has taken legal measures pursuant to the ethane supply agreement entered into with Pemex. Braskem Netherlands B.V, which is Braskem Idesa’s direct shareholder, has also taken legal measures under applicable international investment protection standards to protect the interests of Braskem Idesa and its parent company with regard to their investment in Mexico. Such measures include a negotiation period to attempt to resolve the dispute between the parties.

In the first quarter of 2021, Braskem Idesa entered into the following agreements under a strict reservation of all rights: (i) a memorandum of understanding with Pemex TRI setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and (ii) a natural gas transport service agreement with Cenagas for a term of 15 years, which is conditioned upon the execution of the definitive agreement referenced in item (i) above. Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had unilaterally terminated gas supply to Braskem Idesa in December 2020. The existing ethane supply agreement between Braskem Idesa and Pemex TRI has not been modified and remains in full force and effect. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders and creditors.

Failure by Cenagas to renew the agreement for transportation of natural gas or any other agreement with a Mexican state-owned company could have a material adverse effect on our business, results of operations and financial condition. For a discussion of additional risks related to sole-source suppliers, see “—We depend on ethane supplied by Pemex TRI in Mexico,” “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof” and “We depend on ethane supplied by Pemex TRI in Mexico.”

For a discussion of additional risks related to sole-source suppliers, see “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof.”

We have no control over the corporate actions or decisions of Pemex TRI and Cenagas, which are, respectively, our main supplier of ethane and provider of natural gas transportation services and Mexican state-owned enterprises subject to political interference and related risks.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the Mexican economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on our operations in particular. We cannot predict the impact that political conditions will have on the Mexican economy. We can give no assurances that changes in Mexican federal government policies will not adversely affect our business, financial condition, results of operations and prospects. We currently do not have and do not intend to obtain political risk insurance, but the investment is subject to the protections provided under the bilateral investment treaty between the Netherlands and Mexico. For additional information, see “—Political events in Mexico could affect the Mexican economic policy and our business, financial condition and results of operations.”

Our main supplier of ethane, Pemex TRI, is a subsidiary of Pemex, a state-owned entity of the Mexican government, and, therefore, the Mexican government controls Pemex, as well as its annual budget, which is approved by the Mexican Congress. The Mexican government may cut spending in the future. These cuts could adversely affect Pemex’s annual budget and its ability to provide us with our contracted supply of ethane. In addition, Cenagas, which is a Mexican state-owned agency, has the monopoly of the transportation of natural gas in the region in which Braskem Idesa operates. As a result, the failure by Cenagas to renew the agreement for transportation of natural gas to our Ethylene XXI Project could have a material adverse effect on our business, results of operations and financial condition.

Pemex’s production, over which we have no control, nor over any other corporate action or decision, have decreased over the last years according to public disclosure by Pemex. As a result, it has led to a significant decrease in oil production and associated production of natural gas, which, in turn, is the feedstock used by Pemex in the production of ethane. Any further decrease in the amount of ethane currently being delivered by Pemex TRI to our petrochemical facility under the ethane supply agreement or any reduction in, or outright failure by, Pemex TRI to pay us the shortfall penalties owed under the ethane supply agreement, could have an adverse effect on our financial condition and results of operation.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities, including Mexico. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities in Mexico, such as Pemex TRI. We have been improving our compliance processes and controls to prevent the occurrence of any wrongdoing in such interactions. However, we could be held liable for the breach of such processes and controls and actions by our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, prosecution, enforcement actions, sanctions, settlements, fines, damages, other civil or criminal penalties or injunctions, suspension or prohibition from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any civil or criminal proceeding that may be filed against us, our business, financial condition and results of operations could be harmed.

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of Pemex to the Office of the Attorney General of Mexico, we, together with Braskem Idesa, in compliance with the standards established by Braskem’s Global Compliance System Policy and Braskem Idesa’s governance guidelines, approved the engagement of a U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the allegations. The investigation is ongoing, and we are unable to estimate a date for its conclusion or its outcome. If the investigation concludes that there is evidence supporting any of the allegations, such findings could materially and adversely affect our business, reputation, financial condition, controls, and results of operations, as well as the liquidity and price of the securities issued by us.

We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof.

We rely on Petrobras for most or all of our supply of ethane, propane, refinery off gas and propylene in Brazil, a few companies for a large portion of our supply of propylene in our USA and Europe Segment, and Pemex TRI for most of our supply of ethane in Mexico. In Mexico, Cenagas (Centro Nacional de Control del Gas Natural), which is a state-owned agency, is the sole provider of gas transportation services. We rely on Cenagas for the transportation of natural gas to our Ethylene XXI Project. For naphtha supply to Brazil we rely on several international suppliers for most of the purchases to the crackers in the states of Bahia and Rio Grande do Sul, and we rely on Petrobras for the most of the supply only to the cracker located in the state of São Paulo and we rely on Petrobras for the major part of our supply of ethane and propane in the state of Rio de Janeiro. Also, we are subject to substantial risks because of our reliance on these and other limited or sole-source suppliers of raw materials, inputs and energy, including the following risks:

•	if a supplier does not provide naphtha, ethane, propane, refinery off gas, propylene, sea salt, other inputs (including natural gas) or energy, as the case may be, that meet our or their specifications in sufficient quantities and with acceptable performance or quality on time or deliver when required, then sales, production, delivery of our products to our customers on a timely manner and revenue from our plants could be adversely affected;
•	if our relationship with a key supplier changes or is adversely affected, for example, due to competitive pressures (or conflicting interests), we may be unable to obtain naphtha, ethane, propane or propylene, natural gas, as the case may be, on satisfactory financial terms;
•	if an interruption of supply of naphtha, ethane, propane, refinery off gas, propylene, sea salt, other inputs (including natural gas) or energy, as the case may be, occurs because a supplier changes its technology roadmap, suffers damage to its manufacturing facilities, decides to no longer provide those products or services, increases the price of those products or services significantly or imposes reduced delivery allocations on its customers, it could take us a considerable period of time to identify and qualify alternative suppliers;
•	some of our key suppliers are small companies with limited financial and other resources, and as a result, they may be more likely to experience financial and operational difficulties than larger, well-established companies, which increases the risk that they will be unable to deliver products as needed; and
•	some of our suppliers are state-owned enterprises subject to political interference, including in Mexico (see “—We have no control over the corporate actions or decisions of Pemex TRI and Cenagas, which are, respectively, our main supplier of ethane and a provider of natural gas transportation services and Mexican state-owned enterprises subject to political interference”);
•	if a key supplier is acquired or has a significant change in business, the production and sales of our systems and services may be delayed or adversely affected, or our development programs may be delayed or may be impossible to complete.

Delays in the availability of naphtha, ethane, propane, refinery off gas, propylene, sea salt, other inputs (including natural gas) or energy of acceptable quality, or our inability to obtain such acceptable naphtha, ethane, propane, propylene, sea salt, other inputs (including natural gas) or energy in the quantities we need or at all, may adversely affect our revenue and results of operations.

Our Brazil Segment depends on our chemicals operations to supply them with their ethylene and propylene requirements. In addition, our Brazil Segment depends on certain providers of environmental services for the treatment of effluents, industrial waste and water supply for industrial use.

Our chemicals operations are the only supplier of ethylene to our vinyls operations, the only supplier of ethylene to the polyethylene plants and the principal supplier of propylene to the polypropylene plants of our polyolefins operations. Because the cost of storing and transporting ethylene is substantial and there is inadequate infrastructure in Brazil to permit the importing of large quantities of ethylene and propylene, our polyolefins operations in Brazil and our vinyls operations are highly dependent on the supply of these products by our chemicals operations. Consequently, our production volumes of, and net revenue from, polyolefins and vinyls operations would decrease, and our overall financial performance would be negatively affected, in the event of the following:

•	any significant damage to the facilities of our chemicals operations through which ethylene or propylene is produced, or to the pipeline or other facilities that connect our polyolefins plants or vinyls plants to our chemicals operations, whether as a consequence of an accident, natural disaster, fire or otherwise;
•	any significant reduction in the supply of naphtha to our chemicals operations, as naphtha is the principal raw material used by our chemicals operations in the production of ethylene and propylene; or
•	any significant reduction in the supply of ethane or propane to our basic petrochemical plant in Rio de Janeiro, as ethane and propane are the principal raw materials used in the production of ethylene and propylene.

Also, our production volumes of, and net revenue from, our chemicals operations products could decrease, and our overall financial performance would be negatively affected in the event of any significant damage to the facilities of our vinyls and polyolefins operations that are part of our Brazil Segment through which ethylene is consumed.

Our Brazil Segment depends on Cetrel S.A. (“Cetrel”), Água de Camaçari (“DAC”), both of which are our subsidiaries, Distribuidora de Água Triunfo (“DAT”), Companhia Riograndense de Saneamento (“CORSAN”), Aquapolo Ambiental S.A (“Aquapolo”), Refinaria de Paulínia (“REPLAN”) and Refinaria Duque de Caixas (“REDUC”) for the services such as: (i) treatment of effluents and industrial waste; (ii) supply of reuse water; (iii) supply of demineralized, clarified and potable water; and (iv) management of water reservoirs. An interruption in the operations of Cetrel, DAC, DAT, CORSAN, Aquapolo, REPLAN or REDUC may result in the shutdown of all of our plants at the Northeastern Complex, Southern Complex, São Paulo Complex, Paulinia plants and Rio de Janeiro Complex, in addition to increased environmental risks, which could lead to the shutdown of our entire petrochemical complex. If such a shutdown were to happen, our production volumes and net revenue from sales from our plants at the Camaçari Complex and the Rio Grande do Sul Complex would decrease, and our financial performance and results of operations would be adversely affected.

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

In addition, as from January 2020, the International Maritime Organization (IMO) set a limit for sulphur in fuel oil used onboard ships of 0.50% m/m (mass by mass), aimed at significantly reducing the amount of sulphur oxide emissions by ships, down from the previous 3.50% m/m (mass by mass), which could increase our shipping costs and, as a consequence, decrease our gross margin.

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

We use technology and intellectual property licensed from third parties in the regular operation of our business, particularly in the operation of certain machinery and equipment required for the production of certain of our products such as our first and second generation products, and we may continue to rely on access to third-party technology and intellectual property in the future.

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

Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including, but not limited to:

•	denial of or delay in receiving requisite regulatory approvals or permits;
•	unplanned increases in the cost of construction materials or labor;
•	disruptions in transportation of components or construction materials;
•	change in the market conditions assumed as a basis for our project economics;
14

•	adverse weather conditions, natural disasters, epidemics, pandemics or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers;
•	shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages; and
•	non-performance by, or disputes with, vendors, suppliers (including those responsible for transportation of supplies), contractors or subcontractors. Any one or more of these factors could have a significant impact on our ongoing capital projects.

If we are unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our insurance coverage may be ineffective, either due to the lack of coverage for any claim, or due to insufficient coverage limits in the event of damage.

We maintain property, business interruption, general liability, environmental, construction, marine, credit and other types of insurance that we believe are appropriate for our business and operations as well as in line with industry practices. However, we are not fully insured against all potential hazards and incidents inherent in our business, including losses resulting from natural disasters, wars or terrorist acts in Brazil. Changes in insurance market conditions have caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations.

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

Currently, Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or Standard & Poor’s, and Fitch Ratings Ltd., or Fitch, maintain our ratings on a global and national basis. Moody’s Investors Service, Inc., or Moody’s, only maintains our ratings on a global basis. On a global basis, we maintain ratings at: (i) Standard & Poor’s of BB+ with a stable outlook and (ii) Fitch Ratings of BB+ with a stable outlook. At Moody’s, our rating is Ba1 with a negative outlook. Our ratings are higher than the Brazilian sovereign rating by all these three main rating agencies. On a national basis, we maintain investment grade rating at: (i) Standard & Poor’s of brAAA with a stable outlook and (ii) Fitch Ratings of AAA with a stable outlook.

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

In 2020, the COVID-19 pandemic significantly impacted economic activity and markets around the world, and its severity, magnitude and duration are highly uncertain, rapidly changing and difficult to predict. Actual and potential impacts of the COVID-19 pandemic on the global economy, the economies of certain countries and certain companies has led ratings agencies to review and downgrade the credit ratings of sovereigns and issuers of securities around the world. In May 2020, Fitch Ratings revised the outlook of the Brazilian sovereign credit rating to negative from stable. In November 2020, Fitch Rating affirmed the negative outlook. A potential further downgrade of the ratings of Brazil, our ratings, or those of our debt securities could result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity and ability to obtain additional financing under desired terms and conditions.

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

For example, in June 2018, we were informed by Novonor S.A., or Novonor, formerly called Odebrecht S.A., about discussions that were being held between Novonor and LyondellBasell Industries N.V., or, LyondellBasell, regarding a potential transaction involving the transfer to LyondellBasell of all of Novonor’s interest in us. In June 2019, we were informed by Novonor that such discussions for a change-of-control transaction with LyondellBasell had been terminated. We cannot assure you that such negotiations will not be resumed, or that Novonor will not initiate discussions with other parties regarding a change-of-control transaction in the future.

On August 7, 2020, we received a correspondence from our controlling shareholder, Novonor S.A., then named Odebrecht S.A., informing that, in order to fulfill certain commitments assumed with bankruptcy and non-bankruptcy creditors, it had taken preliminary measures to structure a process for the private sale of up to its total equity ownership in the Company, which, if implemented, will result in the change of our corporate control, adopting the necessary measures to organize such process, with the support of legal and financial advisors.

In addition, although we are not currently a party to any pending bankruptcy or other judicial restructuring proceedings in Brazil or elsewhere, we are exposed to certain risks related to the Novonor Judicial Restructuring Proceedings (as defined below), including risks related to the change of our corporate control resulting from decisions taken or agreed under such proceedings and the consequences derived therefrom. We have no control over the Novonor Judicial Restructuring Proceedings, and no assurance can be given on the outcome of the Novonor Judicial Restructuring Proceedings or their effect on us.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

Novonor, directly or through its wholly-owned subsidiary OSP Investimentos S.A., or OSP Inv., owns 38.32 % of our total share capital, including 50.11% of our voting share capital, and Petrobras holds 36.14% of our total share capital, including 47.03% of our voting share capital. Nominees of Novonor constitute a majority of the members of our board of directors. Under a shareholders’ agreement to which Novonor and Petrobras are parties, which we refer to as the Braskem S.A. Shareholders’ Agreement, we may only undertake certain actions after Novonor and Petrobras have reached a consensus with respect to those actions. However, Novonor will have the sole power to approve our business plan, through the board of directors, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” As a result, Novonor has the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders or our board of directors—in certain instances, with the consent of Petrobras—which could affect the holders of our class A preferred shares and of our American Depositary Shares, or ADSs.

Furthermore, on June 17, 2019, Novonor, together with certain of its controlling and controlled entities, filed a petition for judicial restructuring before the First Judicial Bankruptcy Court of the State of São Paulo, Brazil, seeking a voluntary judicial restructuring and emergency relief staying certain foreclosure actions by their creditors (the “Novonor Judicial Restructuring Proceedings”). The Novonor Judicial Restructuring Proceedings does not include us.

Although we are not currently a party to any pending bankruptcy or other judicial restructuring proceedings in Brazil or elsewhere, we are exposed to certain risks related to the Novonor Judicial Restructuring Proceedings, such as risks related to the change of our corporate control resulting from decisions taken and/or agreed under such proceedings and the consequences derived thereto, including but not limited to significant changes in our management and our strategy that may be undertaken by any new controlling shareholders that may arise from the conclusion of these proceedings. We have no control over the Novonor Judicial Restructuring Proceedings, and no assurance can be given on the outcome of the Novonor Judicial Restructuring Proceedings or their effect on us.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras, which is our Brazilian supplier of naphtha and other raw materials such as propylene, ethane, propane and refinery off gas. These trade accounts receivable and trade accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. These and other transactions between us and our affiliates could result in conflicting interests between us and our shareholders.

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

To develop our Mexico Complex, Braskem Idesa required significant capital expenditure and incurred significant debt. Our ability to achieve the strategic objectives of this business unit will depend largely on its successful operation. Factors that could affect the operation of this business unit include:

•	general economic, political and business conditions in Mexico;
•	global demand for, and supply balance of, PE;
•	the occurrence of unforeseen technical and mechanical difficulties that may interrupt production or lead to unexpected downtime of the Mexico Complex’s plants;
•	any material default by Pemex TRI under the ethane supply agreement (see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico”);
•	any termination, cancelation or modification of the ethane supply agreement or reduction in the amount of shortfall penalties owed to us by Pemex TRI for any other reason (see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico”);
•	the failure by Cenagas to renew the agreement for transportation of natural gas to our Ethylene XXI Project (see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on natural gas transportation service by Cenagas”);
•	the ability of Braskem Idesa to service the debt under its project finance facility;
•	the ability of Braskem Idesa’s shareholders to comply with the obligation to make certain contingent equity contributions to cover additional amounts necessary to complete the project, as agreed in the equity support agreement in connection with the project finance facility. For additional information, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture—Mexico Complex—Equity Support Agreement Relating to the Mexico Complex.”
•	an unstable and non-continuous supply (including the transportation of supplies) of ethane,natural gas and other inputs, including energy and water (see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico”); and
•	increased competition from domestic or foreign competitors and/or the emergence of new domestic or foreign competitors.

In early December 2020, Braskem Idesa received a notification from Cenagas (Centro Nacional de Control del Gas Natural), a Mexican state-owned agency responsible for all natural gas pipelines and transportation in Mexico, related to the unilateral termination of the service of natural gas transportation, an essential energy input for the production of PE in our Mexico Segment. As a result, in compliance with safety protocols, Braskem Idesa initiated procedures for the immediate interruption of its operating activities. Later in January 2021, Braskem Idesa partially resumed its operations based on an experimental business model to produce PE. Braskem Idesa has taken legal measures pursuant to the ethane supply agreement entered into with Pemex. Braskem Netherlands B.V, which is Braskem Idesa’s direct shareholder, has also taken legal measures under applicable international investment protection standards to protect the interests of Braskem Idesa and its parent company with regard to their investment in Mexico. Such measures include a negotiation period to attempt to resolve the dispute between the parties. Braskem Idesa also initiated legal measures to enforce its legal and contractual rights as established in the ethane supply agreement. For additional information, see “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof” and “We depend on ethane supplied by Pemex TRI in Mexico.”

In the first quarter of 2021, Braskem Idesa entered into the following agreements under a strict reservation of all rights: (i) a memorandum of understanding with Pemex TRI setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and (ii) a natural gas transport service agreement with Cenagas for a term of 15 years, which is conditioned upon the execution of the definitive agreement referenced in item (i) above. Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had unilaterally terminated gas supply to Braskem Idesa in December 2020. The existing ethane supply agreement between Braskem Idesa and Pemex TRI has not been modified and remains in full force and effect. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders and creditors.

We cannot assure you that the Mexico Complex will provide the expected benefits to us, even after having completed four full calendar year of operations. Any significant interruption could hinder or prevent the implementation of our business plan as originally conceived, and result in revenue and net income below what is expected. Further, any material adverse effect on the financial condition or results of operations of the Mexican complex may adversely impact our own financial condition and results of operations. See also “—We depend on ethane supplied by Pemex TRI in Mexico.”

Adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

The first, second and third generation of petrochemical products currently rely on imports tariffs imposed by Mercosur member states to balance competition in the Mercosur domestic market. However, the Brazilian government has in the past used import and export tariffs to implement economic policies, resulting in varying tariff levels. For example, in September 2012, the Brazilian government increased import duties on 100 products related to various industries, including an increase in the import tariff on polyethylene. In October 2012, it increased the import tariff on polyethylene from 14% to 20%, and in October 2013, it reduced the import tariff on polyethylene to the previous level of 14%. Currently, the tariff remains at 14%. Adjustments of tariffs could lead to increased competition from imports and cause us to lower our domestic prices and impact the demand for our products, which would likely result in lower net revenue and could negatively affect our overall financial performance. Additionally, the products we export to the United States and Europe are subject to tariffs in the amount of 6.5% in each jurisdiction, subject to certain preferences. These tariffs generally balance the level of competition of our products produced locally and any future adjustments to these tariff structures could negatively impact our sales in these jurisdictions. Future trade agreements entered into by Brazil, the Mercosur, the United States or the European Union could also lead to increased competition from imports and lower domestic prices.

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

As a company operating in the petrochemical industry, our operations, operated by us or third parties, involve the generation, use, handling, storage, transportation (mainly by pipeline, road, train, fluvial and maritime), treatment, discharge and disposal of hazardous substances and waste into the environment. Notwithstanding our environmental, health and safety standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business or reputation. Our industry is generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, contamination of soil and water, spilling of polluting substances or other hazardous materials, smoke emission, failure of operational structures and incidents involving mobile equipment, vehicles or machinery, associated or not with the manufacture of petrochemicals and the storage and transportation of feedstock and petrochemical products. These events may occur due to technical failures, human errors or natural events, among other factors, and could result in significant environmental and social impacts, damage to or destruction of production facilities and communities, personal injury, illness or death of employees, contractors or community members close to our operations or close to our logistic routes and pipelines, environmental damage, delays in production, and, in certain circumstances, liability in civil, labor, criminal and administrative lawsuits, difficulties in obtaining or maintaining operating permits, and impacts on our reputation, among other consequences.

In addition, our operations, operated by us or third parties, could generate impacts to the communities, from the regular operations of the Company, as well as in the management of the existing environmental liabilities, which may result in environmental, material and human damages, fines and sanctions, including loss of operating license, in addition to damage to our image and reputation.

For example, over 30 years ago, a leak of chemical products occurred from a tank installed on a property owned by the company Companhia Carbonos Coloidais (“CCC”), located in Madre de Deus, in the State of Bahia. These products were property of the company Tecnor Tecnolumen Química do Nordeste Ltda. (“Tecnor”) and may have been acquired by domestic producers at the time, including by Companhia Petroquímica de Camaçari, a company that subsequently was merged into Braskem. Both CCC and Tecnor are companies that have never had any corporate relations with Braskem and no longer have any operating activities. Moreover, the Company clarifies that it has never had any industrial operation in Madre de Deus, in the State of Bahia.

In this sense and given the Company's experience in the chemical and petrochemical industry and related products, the authorities requested Braskem's collaboration for analysis, studies and environmental remediation, with monitoring by local authorities, which has been occurring since 2003. Following the agreement between the City of Madre de Deus, the Public Ministry of the State of Bahia and the “CCC” in 2015, by means of an Amendment to this Term of Commitment, Braskem is supporting the implementation of a vacancy program of an area near to the “CCC” property, declared as public utility by the City Hall in February of 2021. The vacancy of about 190 properties is necessary for the safe continuity of the remediation. For the remediation actions, the Company estimates the approximate amount of R$110 million, which has been provisioned.

In 2020, in line with the guidelines established in its Global Policy on Risk Management, Braskem has continued to evolve and made improvements in its adoption of best practices in Enterprise Risk Management (ERM), with the aim of protecting shareholders’ tangible and intangible assets, ensuring people safety and protecting the environment and local communities. The ERM process involves identifying risks, assessing their impacts and determining the applicable treatment measures. As a result, the Company frequently revisits its risk matrix and treatment of the scenarios identified and prioritized, especially those involving social and environment aspects, which are prioritized by the Company.

Changes to applicable laws may impose changes on standards we have already implemented, which can take time to review and update. For example, we are concluding studies related to dams located at certain of our industrial sites as a result of a change in Brazilian law that now requires that all water and waste dams have a safety plan for these structures. We have already classified all of our dams in terms of associated risks and potential damage. At this time, we finalized the dam safety plans and the emergency response plans for two dams, with completion and homologation by public authorities in March 2021, and all planned activities were communicated to public authorities. All of our dams are small in volume, and our detailed assessments indicated some risks with regard to two structures located in Triunfo, in the State of Rio Grande do Sul, and measures for mitigation were taken and communicated to the authorities until the final and definitive actions to eliminate the risks are implemented. Some environmental studies that we have commissioned have indicated instances of environmental contamination at certain of our plants. If the laws and regulations applicable to risks and safety plans change, we may be required to revise the studies that we have carried out, or take further action to rectify potential issues that would not need to be addressed under current laws and regulations. In addition, we and certain of our executive officers have received certain notices related to minor environmental violations and are or have been subject to investigations or legal proceedings with respect to certain alleged environmental violations. These environmental issues, and any future environmental issues that may arise, could subject us to fines or other civil or criminal penalties imposed by Brazilian authorities.

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

In addition, our production and logistics processes are subject to inherent safety risks, which may lead to injuries, disability or death of our employees or individuals participating in such processes and communities, as well negatively impact the environment. Such risks cannot be entirely eliminated or mitigated despite full compliance with all safety measures applicable to us or required by laws or regulations. Despite all monitoring efforts, we may have a negative impact on our image and reputation, and on our business, financial condition and results of operations.

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

The existing salt mines in the state of Alagoas, Brazil, whose operation has been permanently interrupted, are also subject to similar risks and hazards. For example, in certain neighborhoods of the city of Maceió that are located near the geological area of our salt mines, there have been allegations that the ground gave way as a result of the activities carried out by us at these mines, which allegedly may have affected certain nearby private and public properties. Collective and individual lawsuits have been filed in the state of Alagoas in connection with this incident

Mining operations at our salt mine in Alagoas were halted in May 2019. Even though the risk of a sinkhole formation is unlikely, it cannot be fully disregarded. A safety area covering 15 of the 35 wells at the site of our salt mine was designated, and the entirety of the mining area has been monitored. In October 2019, a conceptual project was launched to start backfilling four cavities that came out of the salt layer, which is a condition for sinkhole formation. In November 2020, the first well began to be backfilled with sand. However, these actions are part of a large operation that, following reasonable engineering efforts, may take a few years to be completed. Other caverns that are comparatively more stable will be closely monitored. Based on the results of monitoring routines and additional studies relating to numerical simulations, which provide data to monitor the stability of the caverns, there could arise the need for further stabilization and backfilling.

The mine closure planning was presented to the Brazilian National Mining Agency, or ANM, for proper analysis and decision. Following ANM’s approval, we have been implementing actions consisting of backfilling four salt wells with solid material, and conventional closure and monitoring of our remaining salt wells. These actions were defined based on the recommendations of studies carried out by independent institutions and nationally and internationally recognized experts, which have been shared with ANM.

In September 2020, specialized and independent technical studies commissioned by us and carried out by internationally recognized entities (the “Studies”) were concluded. The Studies presented the potential impacts from the geological event on the surface of the region, bringing an analysis of scenarios in the short and long terms, which included areas identified by the Civil Defense Map of June 2020. The Studies were submitted to the competent Authorities for definition of possible actions to be taken under mutual agreement. Given the update of the Civil Defense Map, in September 2020, the Company and the Authorities agreed to include additional properties in the Financial Compensation and Support for Relocation Program (“PCF”), with the execution of the Instrument of Resolutions in October 2020.

On November 26, 2020, we became aware of an ANM letter, or the ANM Letter, determining the closure of the mine including the backfilling with solid material of a number of additional salt wells, as informed to the market. For the implementation of the measures defined by ANM and taking into account the preliminary information that we obtained to date we estimated approximately R$3.0 billion in costs and expenses in addition to the amounts already recorded. Such incremental costs and expenses, if confirmed, would be incurred in the long term due to the complexity of the technical aspects. Braskem presented an appeal against such decision and an order to stay was granted by ANM, suspending the effects of the ANM Letter until further technical evaluation of the appeal and of the motion for reconsideration.

In February 2021, ANM granted our motion to reconsider its order directing the implementation of additional measures for the mine closure plan proposed by us. ANM’s decision maintained in place the implementation of the measures contemplated in the mine closure plan originally proposed by the Company, and for which the amount of R$1.2 billion had already been provisioned. Lastly, considering that the mine closure plan is a dynamic process with complex execution, ANM will continue to oversight the results of the measures that are being taken by the Company for closing and monitoring the mine, and accordingly further evaluations, requirements and provisions may be necessary in the future.

Our actual costs related to this matter may be materially altered based on a variety of factors, including, but not limited to, the result of the monitoring and backfilling actions of the wells, potential future determinations by ANM, unforeseen technical difficulties or costs, or other factors.

In the context of the geological events occurred in Maceio, we entered into agreements with the Public Prosecutor’s Office to settle three lawsuits (Ações Civis Públicas, or public-interest civil actions), ACP Labor, ACP Socio-environmental and ACP of Residents. The settlements were ratified by the court with the termination of the claims. The terms of the settlements were as follows:

•	ACP Labor settlement: we committed to investing R$40.0 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in Maceió, in the state of Alagoas.
•	ACP of Residents settlement: we committed to supporting the relocation of, and paying indemnification to, residents in the risk areas defined with the Public Prosecutor’s Office and based on expert studies and the Civil Defense analyses, located in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in the city of Maceió, in the state of Alagoas, as set forth in the agreement. Individuals subject to relocation will be indemnified through the PCF and offered individual settlements; and
•	ACP Socio-environmental settlement: we committed to (i) adopting the necessary measures to stabilize the cavities and monitor the soil, implementing the measures of the mine closure planning presented to ANM and subject to its approval; (ii) repairing, mitigating or compensating potential environmental impacts and damages resulting from the mining activities (salt extraction) in the city of Maceió, to be defined by an Environmental Diagnosis developed by an expert and independent company approved by the Prosecutor’s Office; (iii) allocating R$1.28 billion to implement measures in the vacated area, actions related to urban mobility and to compensate potential socio-urbanistic impacts and damages; and (iv) allocating R$300.0 million for social collective moral damages and for eventual contingencies related to actions in the vacated areas and urban mobility actions.
22

On December 31, 2020, based on its assessment and on that of its external legal advisors, and considering the existing information that was available, discussions held with authorities and estimates of expenses with the various safety measures to benefit residents, the Company recorded a provision of R$9,175.8 million, of which R$4,349.9 million is under current liabilities and R$4,825.8 million is under non-current liabilities. Due to the inherent change in the assumptions related to the provisions arising from new facts and circumstances, execution time and extent of the action plans, the findings of future studies conducted by experts and the outcome of pending lawsuits, the provision may be adjusted over time to reflect new developments.

The provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including changes in time, extension and way of action plans, execution; the conclusion of current and future studies that indicate recommendations of experts, and other new developments on the topic.

The measures related to the mine closure plan are subject to the analysis and approval of ANM, the monitoring of results of the measures under implementation, as well as the changes related to the dynamic nature of geological events.

Braskem continues to face and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential claims by public utility concessionaires

For example, as of December 31, 2020, Braskem was a defendant in several actions, that, in aggregate, involved the amount of approximately R$573 million, filed by individuals in Brazil and abroad, seeking the payment of indemnifications related to the geological event in Maceió. Also, in February, 2021, the Brazilian Company of Urban Trains (Companhia Brasileira de Trens Urbanos, or “CBTU”) filed a claim against the Company seeking damages in the amount of R$222.1 million and the imposition of other obligations, including the construction of a new rail line to substitute the stretch that passed through the vacated area. CBTU attributes to the action the approximate amount of R$1.3 billion.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-Environmental Remediation Agreement, to be financed by Braskem, will be defined after the conclusion of the Environmental Diagnosis, to be conducted by a specialized and independent company. At this time, it is impossible to predict the outcome of these Environmental Diagnosis studies or their potential implications for additional disbursements to the costs already provisioned for by the Company. Furthermore, the Socio-Environmental Remediation Agreement sets forth the potential adherence by other parties, including the municipality of Maceió, which is under negotiation and will continue over the coming months. To date, the Company cannot predict the results of any discussions or any of their associated costs.

Therefore, we cannot eliminate the possibility of future developments related to the topic or related expenses, and the costs to be incurred by Braskem may differ from its estimates.

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

Such existing stringent environmental and other regulations require significant capital expenditures. Our consolidated annual expenditures on environmental control were R$537.9 million in 2020, R$369.8 million in 2019, and R$329.3 million in 2018, including investments, waste and wastewater treatment, emissions management, environment licenses, environmental liabilities and other environmental expenditures. In addition, evolving regulatory requirements could require significant additional capital expenditures depending on the timing of the adoption and enforcement of specific standards imposing such requirements. In addition, changes in environmental regulations could inhibit or interrupt our operations or require modifications to our facilities. Accordingly, environmental, health or safety regulatory matters may result in significant unanticipated costs or liabilities.

We may also, from time to time, be involved in certain claims, disputes or litigation proceedings concerning environmental risks and liabilities, health and safety hazards, among others. For more information, please see “Item 8. Financial Information––Legal Proceedings.”

We could be materially adversely affected by the impacts of the Global Settlement.

In the context of allegations of improper payments in connection with the so-called Operation Car Wash (Operação Lava Jato) in Brazil, we engaged independent expert firms to conduct an investigation into such allegations (the “Investigation”) and report their findings. We have cooperated with governmental authorities in several jurisdictions, including the U.S. Department of Justice, or the DoJ, the U.S. Securities and Exchange Commission, or the SEC, Brazil’s Federal Prosecutor’s Office (Ministério Público Federal), or the MPF, and Switzerland’s Office of the Attorney General, or the OAG. On December 14, 2016, we entered into a leniency agreement with the MPF, or the Leniency Agreement, which was ratified by the competent Brazilian court on June 6, 2017. On December 21, 2016, we filed a plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging us with conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act, or the FCPA. On the same date, we consented to the entry of a final judgment in a civil action brought by the SEC based on civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. The competent federal courts in the United States approved the DoJ and SEC resolutions on January 26, 2017 and February 28, 2017, respectively. In addition, on December 21, 2016, the OAG closed its investigation of these matters. We refer to these actions as the Global Settlement. Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of US$957 million (equivalent to R$3.1 billion), based on the exchange rate of R$3.27 per U.S. Dollar, applicable at the time of the negotiation.

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

As of December 30, 2020, we had paid R$2.7 billion of the total fine established in the Global Settlement, in the following manner:

•	US$94.9 million (R$296.6 million) to the DoJ on February 8, 2017;
•	US$65.0 million (R$206.5 million) to the SEC on April 27, 2017;
•	CHF30.2 million (R$104.3 million) to the OAG on June 27, 2017;
•	R$736.4 million to the MPF on July 6, 2017;
•	R$267.9 million to the MPF on January, 30 2018;
•	CHF16.1 million (R$62.0 million) to the OAG on June 28, 2018;
•	R$278.0 million to the MPF on January 30, 2019;
•	CHF16.1 million (R$58.0 million) to the OAG on June 27, 2019;
•	R$257.3 million to the Brazilian federal government on January 30, 2020;
•	CHF16.1 million (R$92.6 million) to the OAG on June 30, 2020; and
25

•	R$302.6 million to the Brazilian federal government on February 1, 2021.

The outstanding amount of R$1.1 billion related to the Global Settlement and also the CGU/AGU Agreement will be paid in the following manner:

•	CHF16.1 million to the OAG related to one remaining annual installment due on June 30 of 2021;and
•	R$1.0 billion under the MPF Agreement and CGU/AGU Agreement, in four annual installments adjusted by the variation in the SELIC rate and payable by January 30, 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

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

On August 25, 2020, a class action was filed against us and some of our current and former executives in the U.S. District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares between March 21, 2019 and July 8, 2020. The action is grounded in the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas. On January 15, 2021, the Court named two plaintiffs to act as leading plaintiffs in the action. On April 28, 2021, the lead plaintiffs of the action filed a consolidated complaint with its initial arguments. We engaged a U.S. law firm to represent it in the class action.

Our management, based on its assessment and that of its external legal advisors, and given the initial phase of the potential class action mentioned above, it is not possible at the moment to reliably estimate the potential amount involved.

Braskem cannot reliably predict the future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute. The Company may be named as a defendant in other legal actions.

In the context of the geological events occurred in Maceio, we entered into agreements with the Public Prosecutor’s Office to settle three lawsuits (Ações Civis Públicas, or public-interest civil actions), ACP Labor, ACP Socio-environmental and ACP of Residents. The terms of the settlements were as follows:

•	ACP Labor settlement: we committed to investing R$40.0 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in Maceió, in the state of Alagoas.
•	ACP of Residents settlement: we committed to supporting the relocation of, and indemnification to, residents in the risk areas defined with the Public Prosecutor’s Office and based on expert studies and the Civil Defense analyses, located in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in the city of Maceió, in the state of Alagoas, as set forth in the agreement. Individuals subject to relocation will be indemnified through the Financial Compensation and Support for Relocation Program (“PCF”) and offered individual settlements.
•	ACP Socio-environmental settlement: we committed to (i) adopting the necessary measures to stabilize the cavities and monitor the soil, implementing the measures of the mine closure planning presented to ANM and subject to its approval; (ii) repairing, mitigating or compensating potential environmental impacts and damages resulting from the mining activities (salt extraction) in the city of Maceió, to be defined by an Environmental Diagnosis developed by an expert and independent company approved by the Prosecutor’s Office; (iii) allocating R$1.28 billion to implement measures in the vacated area, actions related to urban mobility and to compensate potential socio-urbanistic impacts and damages; and (iv) allocating R$300.0 million for social collective moral damages and for eventual contingencies related to actions in the vacated areas and urban mobility actions.

We may face other claims in the future related to this matter. The measures related to the Mine Closure Planning are subject to ANM analyses and approval, as well to modifications related to the dynamicity of the geological events. Actions to repair, mitigate or compensate potential environmental impacts and damages, to be funded by Braskem, will be defined after the conclusion of the Environmental Diagnosis.

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

Some of our facilities are located in places that could be affected by natural disasters, such as floods, earthquakes, hurricanes, tornados and other natural disasters, which could disrupt our operations or the operations of our customers and could damage or destroy infrastructure necessary to transport our products as part of the supply chain. Additionally, other unanticipated problems such as health epidemics or pandemics, including the COVID-19 outbreak that began in China and spread to the rest of the world, could also cause operational disruptions of varied duration. Such events could require maintenance shutdowns, delay shipments of existing inventory or result in costly repairs, replacements or other costs, all of which could have a material adverse effect on our financial performance.

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

For example, in light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of Pemex to the Office of the Attorney General of Mexico, we, together with Braskem Idesa, in compliance with the standards established by Braskem’s Global Compliance System Policy and Braskem Idesa’s governance guidelines, approved the engagement of a U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the allegations. The investigation is ongoing and we are unable to estimate the date for its conclusion or the outcome. If the investigation concludes that there is evidence supporting any of the allegations, such findings could affect our business, reputation, financial condition, controls, and results of operations, as well as the liquidity and price of the securities issued by us.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. During our assessment of internal control over financial reporting as of December 31, 2020 (see “Item 15. Controls and Procedures”), we identified one material weaknesses. This specific material weakness in internal control over financial reporting was first identified of December 31, 2019, and due to its remediation complexity existed as of December 31, 2020. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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
29

In addition, certain of our contractual arrangements, including debt obligations, contain change of control provisions that provide our counterparties with a termination right or the ability to accelerate the maturity of our indebtedness with them in the event of a change of our control without their consent. These provisions would be triggered in the event Novonor, formerly called Odebrecht, ceases to own, directly or indirectly, capital stock representing more than 50% of the voting power of our capital stock outstanding. As a result, if Novonor ceases to control, or in some cases, own a certain percentage of our common shares, whether as a result of the Novnor Judicial Restructuring Proceedings, an alternative sale, foreclosure by creditors, reorganization, restructuring or other similar circumstance in connection with the Novonor Judicial Restructuring Proceedings or otherwise, if appropriate consents or waivers are not obtained, such counterparties could terminate such contracts or accelerate the maturity of such financing arrangements. The termination of any of our contractual arrangements or the acceleration of the maturity of any of our financing arrangements could have a material adverse effect on our business, financial condition, results of operations and cash flows, and ultimately result in the cross-acceleration of all of our indebtedness.

Furthermore, pursuant to the indentures governing our 5.375% Notes due 2022, 3.50% Notes due 2023, 6.45% Notes due 2024, 4.50% Notes due 2028, 4.500% Notes due 2030, 7.125% Notes due 2041, 5.875% Notes due 2050 and Subordinated Resettable Fixed Rate Notes due 2081, a change of control with a ratings decline would require a repurchase of any such outstanding notes, plus accrued and unpaid interest, if any, to the repurchase date.

In addition, on December 31, 2020, due to the breach of certain covenants contained in financing agreements, Braskem Idesa recorded under current liabilities its financial obligations with original long-term maturities. Braskem Idesa has been settling all of its obligations in accordance with the original maturity schedule and no creditor required or indicated the intention of requesting immediate reimbursement of these obligations or accelerating the indebtedness. As of December 31, 2020, certain non-monetary obligations established in the financing agreements remained unfulfilled. As a result, the entire balance of non-current liabilities, in the amount of R$6,538.6 million was reclassified to current liabilities, in accordance with IAS 1 (Presentation of Financial Statements). Furthermore, Braskem Idesa intends to negotiate a waiver of such breaches with its creditors to reclassify the entire amount reclassified from current liabilities back to non-current liabilities. We may in the future need to obtain waivers under our other indebtedness to avoid being in default. If we breach any covenants under any of our debt instruments and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under such agreements, the lenders could exercise their rights or remedies under the agreements, and we could be forced into bankruptcy or liquidation.

Unauthorized disclosure or loss of intellectual property, trade secrets, other sensitive business or personal information, or disruption in information technology by cyberattacks or other security breaches, as well as our failure to comply with data protection laws and information security requirements can subject us to significant penalties or liability and can adversely impact our operations, reputation, and financial results.

We collect, store, process, and use certain confidential information and other personal data in connection with our business operations. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws. The protection of information relating to our business partners (customers and suppliers), employees and confidential information related to our business is critical to us. We rely on commercially available systems, software and monitoring tools to provide secure processing, transmission and storage of relevant information, such as business confidential information and personal data including sensitive information.

Data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. For example, on August 14, 2018, Brazil enacted Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or the LGPD, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employers and employees, and other relationships in which personal data is collected, whether in a digital or physical manner.

The LGPD entered into effect on September 18, 2020, except for administrative sanctions, which will enter into effect on August 1, 2021, pursuant to Law No. 14,010/2020, which delayed the applicability of certain provisions of the LGPD. The LGPD established a new legal framework to be observed in the processing of personal data and provides, among other measures, rights of data subjects, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data between different countries, as well as penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data treated in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorized the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), an authority that oversees the compliance with the rules on data protection.

Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. On May 25, 2018, the Regulation No. 2016/279 of the European Parliament and of the Council of April 27, 2016 on the protection of personal data (the General Data Protection Regulation), or the GDPR, became directly applicable in all member states of the European Union. The GDPR has introduced new obligations relating to data privacy, control and retention, including, among others: (i) accountability and transparency requirements; (ii) enhanced data consent requirements; (iii) obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility; (iv) constraints on using data to profile data subjects; (v) providing data subjects with personal data in a useable format upon request and erasing personal data in certain circumstances; and (vi) reporting breaches without undue delay.

As we seek to expand our business and operations, we expect to be increasingly subject to laws and regulations relating to the collection, use, retention, security, and transfer of our employee and customer data. These may change over time and may vary by jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure—real or perceived—by Braskem to comply with any applicable privacy or data protection-related laws and regulations could cause our customers to reduce their use of our products and services.

Compliance with data protection laws requires us to expend resources to revise our procedures and policies. There are no guarantees that we have sufficient resources to comply with new regulations or to successfully comply with this changing regulatory environment. Further, there is a risk of improper implementation and sanctions or reputational damage for noncompliance, both of which could have a material adverse effect on our operations, financial condition, and prospects.

In addition, despite the information security measures that we have in place, our facilities and systems—and those of our third-party service providers—may be vulnerable to security breaches, cyberattacks (including ransomware and phishing), computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach or perceived threat resulting in the loss or other unauthorized disclosure of confidential information could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business.

Our own security measures cannot be guaranteed and are susceptible to new cyberattacks. On October 4, 2020, we detected a cyberattack on our information technology environment as it occurred. Our security system immediately interrupted access to our servers and software, allowing us to eliminate the external threat before relevant data loss or damage occurred. We restored access to most of our servers and software, which allowed us to resume our normal operations at our plants on October 7, 2020. We took this opportunity to expedite the implementation of additional security measures that had already been planned. We have investigated and continue to investigate whether there was any breach of personal data and personal information. As of the date of this annual report, we have not found any evidence that a breach of personal data and personal information occurred.

As of the date of this annual report, we have not found any evidence that a breach of personal data and relevant information occurred. We are also unable to assess all the effects of this incident on our operations, data processing and other information technology systems. We continue to undertake our best efforts to assess the extent of the incident and take appropriate measures, including from a criminal standpoint, to prevent similar cyber-attacks from happening in the future

We have investigated whether there was any breach of personal data and personal information. As of the date of this annual report, we have not found any evidence that a breach of personal data and relevant information occurred. We are also unable to assess all the effects of this incident on our operations, data processing and other information technology systems. We continue to undertake our best efforts to assess the extent of the incident and take appropriate measures, including from a criminal standpoint, to prevent similar cyber-attacks from happening in the future.

Cyberattacks or security breaches could compromise critical information and cause a disruption in our operations, which are heavily dependent on information technology and telecommunication systems and services. Information assets, including intellectual property, trade secrets, personal data and other business-sensitive critical information are an attractive asset to cyber criminals, cyberterrorism or other external agents. While we can offer no assurances, we have a comprehensive cybersecurity program in place, which is continuously reviewed, maintained and upgraded to prevent a significant cyberattack, a human error, including from our employees and partners, or obsolescence of technology could result in the loss of critical business information and/or negatively impact our operations, which could have a negative impact on our financial results.

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

Also, imports of suspension PVC from the United States and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX. Since 2008, imports of suspension PVC from China have also been subject to a duty of 21.6, and imports of suspension PVC from South Korea have been subject to duties ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. In August 2020, however, CAMEX decided to terminate the anti-dumping duties applied on imports of PVC from South Korea and to temporarily suspend the application of anti-dumping duties on imports from China. The duties imposed on imports from the United States and Mexico are scheduled to expire in 2021.

Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on polypropylene imports from the United’ States, which was extended in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on polypropylene imports from South Africa, India and South Korea of 16.0%, 6.4% to 9.9%, and 2.4% to 6.3%, respectively. In December 2020, CAMEX decided to terminate the anti-dumping duties applied on imports of polypropylene from South Korea and reduced the anti-dumping duties for South Africa to range between 4.6% and 16%. The duties imposed on imports of polypropylene from the United States are scheduled to expire in 2021, and the duties imposed on imports from South Africa and India are set to expire in 2025.

Finally, in December 2020, the Brazilian government temporarily reduced to 4%, for an initial period of three months initially, for a quota of 160,000 tons, the import tariffs levied on imports of PVC resins from countries that do not benefit from preferential import rates in Brazil. The Brazilian government extended such reduction in March 2021 for three additional months and 160,000 additional tons. In March 2021, the Brazilian government also temporarily reduced to 0%, for an initial period of three months, for a quota of 77,000 tons, the tariffs levied on imports of PP from countries that do not benefit from preferential import rates in Brazil.

In 2018, 25% of Brazilian PE, PP and PVC resins were imported products, which reflected a 12.3% annual increase in the volume of resins imported, due to higher availability of products from plants that recently started to operate.

In 2019, 31% of Brazilian PE, PP and PVC resins were imported products, which reflected an 8.5% annual increase in the volume of resins imported.

In 2020, 32% of Brazilian PE, PP and PVC resins were imported products, which reflected an 11% annual increase in the volume of resins imported.

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

The Brazilian real has been devalued on several occasions. Throughout the last several decades, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. On average, the real depreciated by 16.5% against the U.S. dollar during 2016, appreciated by 8.5% during 2017, depreciated by 14.5% during 2018, depreciated by 7.9% during 2019 and depreciated by 30.7% during 2020.

Depreciation of the real relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$52,293.6 million (US$10,062.8 million) as of December 31, 2020 (inclusive of an aggregate amount of R$12,059.2 million (US$2,320.6 million) outstanding as of December 31, 2020 in connection with our secured debt related to our Mexico Complex), representing 96.8% of our consolidated indebtedness. As of December 31, 2020, we had R$5,626.0 million (US$1,082.6 million) in foreign currency-denominated cash and cash equivalents, including the aggregate amount of R$904.4 million (US$174.0 million) of Braskem Idesa’s cash and cash equivalents.

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

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. Naphtha accounted, directly and indirectly, for 35.1% of our consolidated cost of products sold in 2020. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais may decrease to the extent that we are unable to pass on these cost increases to our customers.

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

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, reached 2,708% in 1993. Although inflation rates have been substantially lower since 1995 than in previous years, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were 7.2% in 2016, negative 0.4% in 2017, 7.1% in 2018, 7.3% in 2019 and 23.1% in 2020. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2020, we had, among other debt obligations:

•	R$1,005.4 million of loans and financing that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate;
•	R$673.6 million of loans and financing that were subject to the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA; and
•	R$8,075.9 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

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

Due to the concerns regarding LIBOR, there have been market initiatives to enact its replacement. In June 2021, the Federal Reserve’s Alternative Reference Rates Committee selected the Secured Overnight Financing Rate, or SOFR, as the preferred alternative to LIBOR. Subsequently, a schedule has been announced for the cessation of LIBOR. The ICE Benchmark Association, or IBA, has announced that it intends to end publication of the 1-week and 2-month LIBOR after December 31, 2021. The remaining tenors of LIBOR would remain in publication until June 2023, on a representative basis; after this date, publication will cease altogether. New risk-free rates, or RFRs, are also being introduced alongside SOFR for interbank offered rates in other currencies, such as the Euro, British pound, Swiss franc and Japanese yen, among others. Due to these changes, interest rates on future indebtedness may be adversely affected or we may need to renegotiate the terms of our existing facilities to replace LIBOR with the new standard, or to otherwise agree with lenders, trustees or agents, as applicable, on a new means of calculating interest. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have a material adverse effect on our financial expenses and/or financial revenue and materially adversely affect our overall financial performance.

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

Our foreign-currency debt denominated in U.S. dollars represented an aggregate of 96.8% of our indebtedness on a consolidated basis as of December 31, 2020, including transaction costs and Braskem Idesa Financing. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our securities, including our class A preferred shares and ADSs.

Changes in tax laws may result in increases in certain direct and indirect taxes, which could reduce our gross margin and negatively affect our overall financial performance.

The Brazilian government implements, from time to time, changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. We cannot predict the changes to Brazilian tax law that may be proposed and enacted in the future. However, future changes in Brazilian tax law may result in increases in our overall tax burden, which could reduce our gross margin and negatively affect our overall financial performance.

Risks Relating to Mexico

Political and economic conditions and government policies in Mexico, including political interferences in state-owned companies such as Pemex TRI and Cenagas, and elsewhere may have a material impact on our operations.

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

In early December 2020, Braskem Idesa received a notification from Cenagas (Centro Nacional de Control del Gas Natural), a Mexican state-owned agency responsible for all natural gas pipelines and transportation in Mexico, related to the unilateral termination of the service of natural gas transportation, an essential energy input for the production of PE in our Mexico Segment. As a result, in compliance with safety protocols, Braskem Idesa initiated procedures for the immediate interruption of its operating activities. Later in January 2021, Braskem Idesa partially resumed its operations based on an experimental business model to produce PE. Braskem Idesa has taken legal measures pursuant to the ethane supply agreement entered into with Pemex. Braskem Netherlands B.V, which is Braskem Idesa’s direct shareholder, has also taken legal measures under applicable international investment protection standards to protect the interests of Braskem Idesa and its parent company with regard to their investment in Mexico. Such measures include a negotiation period to attempt to resolve the dispute between the parties.

In the first quarter of 2021 Braskem Idesa entered into the following agreements under a strict reservation of all rights: (i) a memorandum of understanding with Pemex TRI setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and (ii) a natural gas transport service agreement with Cenagas for a term of 15 years, which is conditioned upon the execution of the definitive agreement referenced in item (i) above. Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had unilaterally terminated gas supply to Braskem Idesa in December 2020. The existing ethane supply agreement between Braskem Idesa and Pemex TRI has not been modified and remains in full force and effect. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders and creditors.

For additional information, see “—We depend on ethane supplied by Pemex TRI in Mexico,” “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof” and “We depend on ethane supplied by Pemex TRI in Mexico.”

Mexico has experienced adverse economic conditions, which may adversely affect our business.

Mexico has historically experienced uneven periods of economic growth. In 2017, Mexico’s GDP only increased by 2.1%, while inflation increased to 6.8%. At the end of 2017, Mexico’s inflation rate reached a 17-year high, primarily due to a weaker Peso compared to the U.S. dollar and the termination of government controls on gasoline and other fuels. In 2018, Mexico’s economy rebounded slightly from the prior high inflation rate, decreasing to 4.8%. Inflation remained above the consumer price index target of 3%, and Mexico’s GDP growth for 2018 decreased slightly to 2.0%, from 2.1% in 2017. In 2019, Mexico’s GDP stagnated in relation to 2018. According to the IMF, because of the adverse effects of the COVID-19 pandemic, the GDP of Mexico shrank significantly in 2020, leading to an economic contraction and a recession in the country.

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

In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries. Adverse economic conditions in the United States or other related events could have a significant adverse effect on the Mexican economy, which could adversely affect our business. As a result of talks to renegotiate NAFTA, on November 30, 2018, the United States, Canada, and Mexico signed the United States-Mexico-Canada Agreement, or USMCA. The USMCA replaced NAFTA and, although it entered into force on July 1, 2020, it may fail to be implemented. If such event occur, it could adversely impact our business and operations. Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA. Any action taken by the current U.S., Mexico or Canada administrations, including changes to or non-compliance with the USMCA requirements that would increase the tariff rate between the countries, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade, or declining foreign direct investment in Mexico. In addition, increased or perceptions of increased economic protectionism in the United States and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, results of operations and financial condition.

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

Political events in Mexico could affect the Mexican economic policy and our business, financial condition and results of operations.

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

As of the date of this annual report, we source substantially all of the ethane for the production of polyethylene at our Mexico Complex from Pemex TRI pursuant to the take-or-pay long-term ethane supply agreement with Pemex TRI. The ethane supply agreement is a complex agreement, and we may interpret certain of its provisions differently than Pemex TRI does. For example, if Pemex TRI fails to supply a determined percentage of the ethane contractually specified under the ethane supply agreement for six consecutive months, we will have the right to terminate the ethane supply agreement and require Pemex TRI to pay to the other parties involved in the project an amount equal to the termination value of this project (the value of which is determined pursuant to the contract and takes into consideration, among other factors, the outstanding debt of the project and the amount invested in the project at such time). A difference of interpretation between us and Pemex TRI of certain provisions of the ethane supply agreement, including the provisions relating to calculation of the termination value, could have an adverse effect on our results of operations and financial position. See “—We have no control over the corporate actions or decisions of Pemex TRI and Cenagas, which are, respectively, our main supplier of ethane and a provider of natural gas transportation services and Mexican state-owned enterprises subject to political interference.”

If we fail to develop an alternative source of ethane or to expand the current alternative source of ethane, it may have a negative impact on our business because we cannot operate our Mexico Complex at full capacity.

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

The development and construction of the Ethane Import Terminal and the establishment of the Fast-Track Solution for the importation of ethane may involve significant risks and uncertainties, such as:

•	failure to obtain or maintain requisite approvals and permits from the applicable regulators and governmental entities;
•	negotiation of satisfactory engineering, procurement and construction agreements;
•	negotiation of satisfactory operations and maintenance agreements;
•	failure to achieve expected results;
•	failure to obtain rights of way required for the construction of the Ethane Import Terminal;
•	negotiation with local communities and minority groups;
•	delays in the construction and start of operations of the Ethane Import Terminal;
•	unanticipated liabilities;
•	obtaining the required financing for the construction of the Ethane Import Terminal; or
•	contractor’s or subcontractor’s failure to comply with construction contracts.

The spread of COVID-19 has caused us to modify certain of our business practices, and we may take further actions as required by government authorities, including closure of ports, or that we determine are in the best interests of our employees, customers, partners and suppliers. These actions could impact the development and construction of the Ethane Import Terminal and the establishment of the Fast-Track Solution for the importation of ethane. We currently expect Pemex TRI’s undersupply of ethane to continue.

Risks Relating to Our Equity and Debt Securities

The totality of the shares issued by Braskem and owned by OSP Investimentos S.A. were given as collateral in financing agreements entered into by the Novonor Group.

Pursuant to a shares fiduciary assignment agreement (alienação fiduciária em garantia) entered into by the Novonor Group on November 27, 2013, as amended on May 13, 2016, July 19, 2016, April 24, 2017, May 23, 2018, March 29, 2019 and October 9, 2020, all shares issued by Braskem and held by OSP Investimentos S.A. have been given as collateral in connection with certain financing agreements entered into by Novonor S.A. and certain of its subsidiaries. In the event that Novonor Group defaults on such financing agreements, or if such financing agreements are accelerated and, as a result, such collateral is seized by a creditor (assuming that Petróleo Brasileiro S.A. – Petrobras does not exercise its preemptive rights to acquire such shares) we may be subject to a change of control following statutory and procedural formalities required pursuant to our shareholders’s agreement. A change of control under these circumstances may adversely affect us.

A foreclosure on or sale of our shares held by OSP Investimentos S.A. - whether within or outside the Novonor Judicial Restructuring Proceedings - may result in a change of control. As we do not have the ability to consent to or otherwise influence or control the Novonor Judicial Restructuring Proceedings or otherwise the acquirer of the shares from any such foreclosure, we may have a change in our corporate control in the foreseeable future.

Shareholders of our class A preferred shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

As permitted by the Brazilian Corporate Law, our by-laws specify that 25% of our adjusted net profit for each fiscal year must be distributed to shareholders as mandatory dividends, or the Mandatory Distribution of Dividends. Under our by-laws, our class A and class B preferred shareholders are entitled to an annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to 6% of their pro rata share of our capital before dividends may be paid to our common shareholders. The Brazilian Corporate Law allows a publicly traded company like ours to suspend the Mandatory Distribution of Dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability, provided that such suspension does not affect the Minimum Preferred Dividend, which is still payable to the holders of preferred shares. However, the shareholders, including the holders of our class A preferred shares or the ADSs, may not receive any dividends or interest on shareholders’ equity in any given year if we do not record a profit.

Our class A preferred shares and the ADSs have limited voting rights and are not entitled to vote to approve corporate transactions, including mergers or consolidations of our Company with other companies, or the declaration of dividends.

Under the Brazilian Corporate Law and our by-laws, holders of our class A preferred shares and, consequently, the ADSs underlying these shares are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of class A preferred shares, such as modifying basic terms of our class A preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council, depending on specific requirements provided in the Brazilian Corporate Law. Holders of our class A preferred shares and the ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our Company with other companies, or the declaration of dividends. However, if we do not pay dividends for three consecutive years, holders of our class A preferred shares and the ADSs will be granted voting rights. See “Item 10. Additional Information—Description of Our By-laws—Voting Rights.”

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

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars, and consequently our ability to meet our U.S. dollar obligations under our shares, ADSs and the guarantees we granted pursuant to our outstanding debt securities, and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.

The foreign exchange policy of Brazil may affect the ability of Braskem to make money remittances outside Brazil in respect of our equity securities or debt securities.

Under current Brazilian regulations, Brazilian companies are not required to obtain authorization from the Central Bank in order to make payments under guarantees in favor of foreign persons, such as the holders of our shares, ADSs or our outstanding debt securities. We cannot assure you that these regulations will continue to be in force in the event that Braskem is required to perform its payment obligations under its shares, ADSs or the guarantees under our outstanding debt securities. If these regulations or their interpretation are modified and an authorization from the Central Bank is required, Braskem would need to seek an authorization from the Central Bank to transfer the amounts under such obligations out of Brazil or, alternatively, make such payments with funds held by Braskem outside Brazil. We cannot assure you that such an authorization will be obtained or that such funds will be available. If such authorization is not obtained, we may be unable to make payments to holders of our shares, ADSs or the applicable debt securities in foreign currency. If we are unable to obtain the required approvals, if needed for the payment of amounts owed by Braskem through remittances from Brazil, we may have to seek other lawful mechanisms to effect payment of amounts due under the shares, ADSs or debt securities. However, we cannot assure you that other remittance mechanisms will be available in the future, and even if they are available in the future, we cannot assure you that payment on the outstanding debt securities would be possible through such mechanism.

Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights than under the laws of other jurisdictions, including in a jurisdiction in the Unites States.

Holders of the ADSs are not our direct shareholders and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporate Law.

Our corporate affairs are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of the class A preferred shares underlying the ADSs under the Brazilian Corporate Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law and are the subject of continuously evolving regulations promulgated by the Brazilian Securities Commission, or the CVM, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our class A preferred shares and the ADSs at a potential disadvantage when compared to holders of shares of companies incorporated in other jurisdictions. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

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

The market value of securities of Brazilian issuers is affected in varying degrees by economic and market conditions in other countries, including in developed countries, such as the United States and certain European countries, and in emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. The price of shares traded in the Brazilian capital markets, for example, has been historically subject to fluctuation of interest rates in the United States and the variation in the main U.S. stock exchanges. In addition, crisis in other emerging countries may diminish investor interest in securities of Brazilian issuers, including our shares and ADSs and our debt securities. This could adversely affect the market price of our shares, ADSs and outstanding debt securities and could also make it more difficult for us to access capital markets, affecting our ability to finance our operations on acceptable terms.

We are exposed to disruption and volatility of global financial markets due to their effects on the economic and financial environment, particularly in Brazil, such as economic downturn, increased unemployment rate, decreased purchasing power of consumers and unavailability of credit

In addition, the persistence of the COVID-19 pandemic could negatively impact the market value of securities od Brazilian issuers, including our shares and ADSs and our debt securities. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the severity of the COVID-19 pandemic, actions to contain it or treat its impact, among others

These disruptions or volatility in global financial markets may increase even further the negative effects on the Brazilian economic and financial environment, adversely affecting us.

Because Braskem Finance Limited and Braskem Netherlands Finance B.V. have no operations of their own, holders of our outstanding debt securities issued by Braskem Finance Limited or Braskem Netherlands Finance B.V. depend on Braskem to provide Braskem Finance Limited or Braskem Netherlands Finance B.V., respectively, with sufficient funds to make payments on these debt securities when they become due.

Braskem Finance Limited, a wholly-owned subsidiary of Braskem incorporated in the Cayman Islands, and Braskem Netherlands Finance B.V., or Braskem Netherlands Finance, an indirect wholly-owned subsidiary of Braskem incorporated under the laws of The Netherlands, have no operations of their own other than the issuing and making of payments on their respective debt securities and other indebtedness, and using the proceeds therefrom as permitted by the agreements governing these issuances, including lending the net proceeds of the debt securities and other indebtedness incurred by Braskem Finance Limited and Braskem Netherlands Finance to Braskem and subsidiaries of Braskem. Accordingly, the ability of either Braskem Finance Limited or Braskem Netherlands Finance to pay principal, interest and other amounts due on the outstanding debt securities issued by it and other indebtedness will depend our financial condition and results of operations and those of our subsidiaries that are debtors of Braskem Finance Limited or Braskem Netherlands Finance, respectively. In the event of an adverse change in our financial condition or results of operations or those our subsidiaries that are debtors of Braskem Finance Limited or Braskem Netherlands Finance, these entities may be unable to service their indebtedness to Braskem Finance Limited or Braskem Netherlands Finance, as the case may be, which would result in the failure of Braskem Finance Limited or Braskem Netherlands Finance, as the case may be, to have sufficient funds to repay all amounts due on or with respect to the respective outstanding debt securities.

Payments on Braskem’s guarantees will be junior to Braskem’s secured debt obligations and effectively junior to debt obligations of Braskem’s subsidiaries and jointly controlled companies.

The outstanding debt securities are fully guaranteed by Braskem on an unsecured basis. The Braskem guarantees constitute senior unsecured obligations of Braskem. The guarantees rank equal in right of payment with all of Braskem’s other existing and future senior unsecured indebtedness. Although the guarantees provide the holders of the debt securities with a direct, but unsecured claim on Braskem’s assets and property, payment on the guarantees is subordinated to secured debt of Braskem to the extent of the assets and property securing such debt.

Upon any liquidation or reorganization of Braskem, any right of the holders of the debt securities, through enforcement of Braskem’s guarantees (i) to participate in the assets of Braskem, including the capital stock of its subsidiaries and jointly controlled entities, will be subject to the prior claims of Braskem’s secured creditors, and (ii) to participate in the assets of Braskem’s subsidiaries and jointly controlled entities will be subject to the prior claims of the creditors of such subsidiaries and jointly controlled entities. The indentures relating to the outstanding debt securities include a covenant limiting the ability of Braskem and its subsidiaries to create liens, although this limitation is subject to significant exceptions.

Our Mexico Complex was financed under a project finance structure, in which the construction loan must be repaid using exclusively the cash generated by us with shareholders pledging limited guarantees. Accordingly, this financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation and other rights of Braskem Idesa.

As of December 31, 2020, Braskem had (1) consolidated corporate debt, of R$41,968.2 million (US$8,075.9 million), and (2) consolidated Braskem Idesa debt related to our Mexico Complex of R$12,059.2 million (US$2,320.6 million). Of the consolidated corporate debt, R$2,303.6 million (US$443.3 million) was unsecured debt of Braskem S.A., R$1.5 million (US$0.3 million) was secured debt of Braskem S.A., and R$39,663.1 million (US$7,632.4 million) was unsecured debt of Braskem’s subsidiaries and special purpose entities (other than Braskem Idesa S.A.P.I.).

Braskem conducts a portion of its business operations through subsidiaries and jointly controlled companies. In servicing payments to be made on its guarantees of the outstanding debt securities, Braskem may rely, in part, on cash flows from its subsidiaries and jointly controlled companies, mainly in the form of dividend payments and interest on shareholders’ equity. The ability of these subsidiaries and jointly controlled entities to make dividend payments to Braskem will be affected by, among other factors, the obligations of these entities to their creditors, requirements of Brazilian corporate and other law, and restrictions contained in agreements entered into by or relating to these entities. In the event that these subsidiaries and jointly controlled entities are unable to make dividend payments to Braskem due to insufficient cash flows, Braskem may be required to utilize its own cash flows to service payments. Further, if these subsidiaries and jointly controlled entities are unable to pay their debt, they may become subject to bankruptcy or insolvency proceedings. Any bankruptcy or insolvency proceedings of these subsidiaries and jointly controlled entities may have an adverse effect on our financial condition and results of operations.

Braskem’s obligations under the guarantees of the outstanding debt securities are subordinated to certain statutory preferences.

Under Brazilian law, Braskem’s obligations under the guarantees of the outstanding debt securities are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial restructuring of Braskem, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and holders of the outstanding debt securities may be unable to collect amounts due under the outstanding debt securities.

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

According to IHS, we are the largest producer of thermoplastic resins in the Americas, based on the annual production capacity of our 29 plants in Brazil, six plants in the United States, two plants in Germany and four plants in Mexico as of December 31, 2020. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We are the largest producer of PE in Mexico and of PP in the Unites States, We produce a diversified portfolio of petrochemical and thermoplastic products, including polyethylene, green polyethylene, polypropylene and PVC.

As of December 31, 2020, our business operations were organized into three segments, which corresponded to our principal production processes, products and services. Our segments were as follows:

•	our Brazil Segment includes: (i) production and sale of chemicals at the chemical complex located in Camaçari, in the State of Bahia, or the Northeastern Complex, the chemical complex located in Triunfo, in the State of Rio Grande do Sul, or the Southern Complex, the chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex and the chemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex; (ii) supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes; (iii) production and sale of PE, including the production of “green PE” from renewable resources, and PP produced by us in Brazil; and (iv) our production and sale of PVC and caustic soda;

The Brazil Segment accounted for net revenue of R$40,794.4 million, or 68.7% of our consolidated net revenue of all reportable segments, including inter-segment sales;

•	our USA and Europe Segment, which includes our production, operations and sale of polypropylene in the United States and Germany. This segment accounted for net revenue of R$14,638.7 million, or 24.6% of our consolidated net revenue of all reportable segments, including inter-segment sales; and
•	our Mexico Segment, which includes our production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico. This segment accounted for net revenue of R$4.000,8 million, or 6.7% of our consolidated net revenue of all reportable segments, including inter-segment sales.

In 2020, 2019 and 2018, 55.3%, 54.5% and 54.8% of our net revenue, respectively, related to sales performed in Brazil, and 44.7%, 45.5% and 45.2% of our net revenue in 2020, 2019 and 2018 was derived from our international operations.

Our Strategy

Our strategic objective is to satisfy clients mainly in the chemicals and plastics value chain in a sustainable way and maximize return on the capital invested by shareholders, with a focus on polyethylene, or PE, resins, polypropylene, or PP, polyvinyl chloride, or PVC, chemicals, and renewable chemistry.

The key pillars of our strategy include:

•	Productivity and Competitiveness

The petrochemical industry is constantly evolving through investments in the current asset base, advances in innovation and technology, and the addition of new capacities with enhanced productivity and competitiveness. Therefore, to maintain our leadership position in the industry a key element of our strategy is to pursue improvements in productivity and competitiveness of our current operations through innovation, focusing on operational efficiency and excellence, commercial and logistics effectiveness, cost leadership, and differentiation through our relationships with clients.

This strategy will allow us to ensure optimal operational performance, considering reliability, production optimization, cost reductions, investment discipline, and improvements of our industrial processes.

•	Sustainability / Sustainable Development

We have been operating with a sustainable development framework since 2012, with the purpose of improving people’s lives by creating sustainable solutions through chemicals and plastics. With solid goals and consistent directives and actions, we have been contributing, directly and indirectly, towards the United Nations Sustainable Development Goals.

In 2020, sustainable development became an important part of our corporate goal with the definition of our macro objectives along seven lines: health & safety; plastic waste; climate change; financial & economic results; operational eco-efficiency; social responsibility & human rights; sustainable innovation.

Additionally, in 2020 we announced our commitment to expand its efforts to achieve the following goals related to mitigate climate change and eliminating plastic waste:

Plastic Waste:

•	expand our “I’m greenTM” portfolio aiming to include 300,000 tons of thermoplastic resins and chemicals with recycled content by 2025; and, by 2030, 1 million tons of such products;
•	by 2030, work to divert 1.5 million tons of plastic waste away from incineration, landfills, or the environment.

Climate Change:

•                  achieve carbon neutrality by 2050;

•                  provide a 15% reduction in carbon emissions by 2030.

•	Diversification

Feedstocks are a key element of competitiveness in the petrochemical industry, driving a large part of production costs. Petrochemical feedstocks follow the volatile nature of commodity markets with the competitive gap between different feedstocks fluctuating over time. We are constantly seeking to diversify our feedstock profile and suppliers to reduce the volatility of our results, reduce risks related to feedstock availability, and position ourselves to capture opportunities.

Additionally, regional markets are influenced by the local supply and demand balance, macro-economic factors, and the political environment. Having a local presence in a given market not only provides easier access to regional customers, feedstock opportunities and industrial policies but also exposes the player to several risks related to government decisions, feedstock availability and demand growth. Having a diversified footprint is important to have access to regional opportunities but also to hedging our operations against local risks.

Furthermore, the evolving consumer behavior and industry trends present different opportunities and risks to us. To capture the value of changing markets, we continue to evolve our product portfolio, enabling business growth and profitability, and anticipating and mitigating potential disruptions to our business.

•	People, Governance and Reputation

We are committed to strengthening our image and reputation among our key stakeholders: employees, communities, and investors, through advances in our compliance system, sustainability, innovation, and people management, while strengthening our culture and financial health.

In people management, we intend to develop a work environment that reinforces diversity and stimulates the attraction and integration of talented young people, preparing our team for our increasing globalization and preparing us for the new paradigms of managing people.

We are committed to strengthening our compliance system, guaranteeing the involvement and responsibility of all leaders, and implementing all policies and actions defined by our compliance committee, guided by transparency, integrity, and ethics.

By these means, we intend to continue strengthening our image and reputation together with our stakeholders, positioning ourselves as a human-oriented, forward-thinking global company that cultivates strong relationships and generates value to all.

•	Capital allocation and financial health

Maintaining sound financial health and discipline in capital allocation is one of our strategic pillars, especially considering that we are a capital-intensive business, the petrochemical industry is subject to volatility throughout its cycles, and we are always looking for opportunities to create value.

Considering the volatility in market prices of our feedstocks, our products and, consequently, our margins, we are constantly seeking to maintain a high liquidity position and a long amortization schedule of our obligations, allowing us to maintain financial health and not to resort to costly financings during low petrochemical cycles or distressed economic scenarios.

To ensure permanent compliance with our financial obligations, we maintain a relevant cash and cash equivalents and financial investments position taking into consideration quantitative criteria, such as a minimum cash position, calculation established in our financial policy, and qualitative criteria, such as the macroeconomic scenario and any other risks that might be identified. We also maintain a proactive and continuous financial risks management approach, identifying, measuring, and defining mitigating strategies for our financial risks, such as foreign exchange and interest rates.

Our dividends policy also reflects our commitment to financial health, setting guidelines for the payment of dividends in excess of the mandatory dividend in accordance with the Brazilian Corporate Law. The dividends policy establishes that we must consider our capacity to generate cash flow based on our long-term projections, including investment plans, as well as any other factors we deem pertinent, and the impact of such distribution on the Net Debt/EBITDA ratio.

•	Innovation

Innovation is a comprehensive pillar that helps deliver and shape our corporate strategy, with several initiatives focused on productivity and competitiveness, sustainability, product development and people management.

Innovation and technology are an important path to increase productivity and competitiveness, and we are constantly improving our operations, through the adoption and implementation of new digital technologies and solutions that bring greater efficiency in our industrial processes and business management.

A robust pipeline of sustainable solutions aims to provide step-change process, technology and upgrades for energy efficiency and carbon emission reduction, applications for plastic waste reduction, new renewable chemicals and polymers and more efficient carbon capture and utilization.

 By leveraging new technologies and expanding our product portfolio with innovative solutions, R&D efforts seek to ensure the business perpetuity, with solutions from disruptive technologies such 3D printing through, portfolio upgrades such as high-performance film grades for packaging, high-performance grades for agrochemicals packaging, new proprietary catalysts for polyolefin production and several process technology upgrades are examples of developments that support current business growth.

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

In June, 2017, we announced the construction of a Polypropylene Unit (“Delta”) at our La Porte, Texas site. Aligned with the strategy to diversify the raw materials matrix and geographic expansion in the Americas, this is a new world-class PP production facility with an annual polypropylene production capacity of 450,000 tons. In September, 2020, we announced that after completing the commissioning phase, we had started commercial production of PP at this new plant. We believe that this investment reinforces our PP leadership position in the region, as it will enable us to replace imported PP volumes in the North American domestic market and also scale up our exports supporting structural global demand with existing global clients.

In February 2020, we announced the new project at the Triunfo Petrochemical Complex in the State of Rio Grande do Sul state to expand the current production capacity of green ethylene, a feedstock made from sugarcane ethanol and used to produce our “I’m GreenTM” resins, which have a negative carbon footprint. With an estimated investment of R$316.8 million (US$61.0 million), the Project is expected to add 60 kta to the production of green ethylene on our portfolio and is expected to start operations by the end of 2022.

Beginning of Operations of Our Mexico Segment

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

In early December 2020, Braskem Idesa received a notification from Cenagas (Centro Nacional de Control del Gas Natural), a Mexican state-owned agency responsible for all natural gas pipelines and transportation in Mexico, related to the unilateral termination of the service of natural gas transportation, an essential energy input for the production of PE in our Mexico Segment. As a result, in compliance with safety protocols, Braskem Idesa initiated procedures for the immediate interruption of its operating activities. Later in January 2021, Braskem Idesa partially resumed its operations based on an experimental business model to produce PE. Braskem Idesa has taken legal measures pursuant to the ethane supply agreement entered into with Pemex. Braskem Netherlands B.V, which is Braskem Idesa’s direct shareholder, has also taken legal measures under applicable international investment protection standards to protect the interests of Braskem Idesa and its parent company with regard to their investment in Mexico. Such measures include a negotiation period to attempt to resolve the dispute between the parties.

In the first quarter of 2021, Braskem entered into the following agreements under a strict reservation of all rights: (i) a memorandum of understanding with Pemex TRI setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and (ii) a natural gas transport service agreement with Cenagas for a term of 15 years, which is conditioned upon the execution of the definitive agreement referenced in item (i) above. Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had unilaterally terminated gas supply to Braskem Idesa in December 2020. The existing ethane supply agreement between Braskem Idesa and Pemex TRI has not been modified and remains in full force and effect. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders and creditors.

For additional information, see “Item 3. Key Information—Risk Factors—We depend on ethane supplied by Pemex TRI in Mexico,” “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Petrochemical Industry—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof” and “Item 3. Key Information—Risk Factors— Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico.”

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

In January 2019, Odebrecht informed us of the Odebrecht Reorganization, which was effective as of December 31, 2018. For additional information on the Odebrecht Reorganization, see “Item 5. Operating and Financial Review and Prospects.”

In December 2020, Odebrecht informed us about the change of its name and brand from “Odebrecht” to “Novonor.”

The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file or funish documents electronically to the SEC, including us. Our internet website is www.braskem.com.br, and the internet website of our investors relations’ department is www.braskem-ri.com.br. The information included on our internet website, the internet website of our investor relations’ department, or the information that might be accessed through such websites is not included in this annual report and is not incorporated into this annual report by reference.

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

Until December 31, 2019, our five reportable petrochemical segments were: Chemicals, Polyolefins, Vinyls, USA and Europe, and Mexico. As from January 1, 2020, we made changes to our macro structure to seek synergies in all of the regions in which we operate to achieve a more integrated operational performance. As a result of these changes, our management revised the structure of our internal reporting with a focus on our petrochemical operational expansion and internationalization with a view to simplifying and streamlining the work and decision-making processes, which led us to adopt a new structure for petrochemical reporting segments by region. As from January 1, 2020, our three reporting segments are as follows:

•	Brazil Segment includes: (i) production and sale of chemicals at the chemical complex located in Camaçari, in the State of Bahia, or the Northeastern Complex, the chemical complex located in Triunfo, in the State of Rio Grande do Sul, or the Southern Complex, the chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex and the chemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex; (ii) supply of electricity produced at these complexes to second generation producers, including producers owned or controlled by us; (iii) production and sale of PE, including the production of “green PE” from renewable resources, and PP produced by us in Brazil; and (iv) our production and sale of PVC and caustic soda;
•	United States and Europe Segment: includes production, operations and sale of PP in the United States and Germany; and
•	Mexico Segment: includes production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico.

Brazil Segment

As of December 31, 2020, according to IHS, our chemicals operations that are part of our Brazil Segment’s facilities had one of the largest annual production capacities of all first-generation producers in the Americas. Our Brazil Segment generated net revenue of R$40,794.4 million during 2020, or 68.7% of the net revenue of all reportable segments, including inter-segment sales.

Nomenclature of Segment

Chemicals Operations that are Part of our Brazil Segment

Our chemicals operations that are part of our Brazil Segment is comprised of the chemicals operations conducted by us in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

Our chemicals operations that are part of our Brazil Segment produce:

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

The products of our chemicals operations that are part of our Brazil Segment are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our polyolefins and vinyls operations that are part of our Brazil Segment. Our chemicals operations that are part of our Brazil Segment also supply other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes, and renders services to those producers.

Products of Our Chemicals Operations that are Part of our Brazil Segment

Our other business units and third-party petrochemical producers use ethylene and propylene produced by our chemicals operations that are part of our Brazil Segment to produce second generation products such as polyethylene, polypropylene and PVC. We also sell butadiene, a variety of aromatics, including BTX products, and intermediates, such as cumene, to third-party petrochemical producers for use as raw materials in the production of a variety of second generation products, including synthetic rubber, elastomers, resins, nylon fibers, ethyl benzene (which is used to make styrene monomer/polystyrene), linear alkyl benzene, purified terephthalic acid, dimethyl terephthalate, bisphenol A, a feedstock for the production of polycarbonate resins, phthalic anhydride, plasticizers and paint.

The following table sets forth the sales volume of basic petrochemical products by our chemicals operations that are part of our Brazil Segment (excluding our intra-company sales) for the periods indicated.

	Year Ended December 31,
	2020	2019	2018
	(in thousands of tons)
Domestic sales:
Ethylene	486.3	464.1	509.1
Propylene	282.1	341.9	345.8
Cumene	186.6	219.0	234.7
Butadiene	122.9	161.0	192.0
BTX products(1)	676.6	618.7	648.0
Gasoline	953.9	1,007.3	942.9
Others	430.6	443.8	492.0
Total domestic sales of Chemicals	3,139.2	3,255.8	3,364.5
Total export sales of Chemicals	785.1	1,060.9	1,028.9
Total sales of chemicals	3,924.3	4,316.7	4,393.4

(1)	Includes benzene, toluene and para-xylene.

Production Facilities of Our Chemicals Operations that are Part of our Brazil Segment

We believe that the technological processes we use at plants in our chemicals operations that are part of our Brazil Segment are among the most advanced in the world. Our chemicals operations that are part of our Brazil Segment currently include owning and operating:

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

The table below sets forth the primary products of our chemicals operations that are part of our Brazil Segment, annual production capacity as of December 31, 2020 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2020	2019	2018
		(in tons)
Olefins:
Ethylene	3,952,000	3,027,070	3,185,203	3,399,610
Propylene	1,585,000	1,232,053	1,310,028	1,324,358
Butadiene	480,000	339,487	397,762	394,998
Aromatics:
BTX products(1)	1,367,000	893,097	825,253	841,485

(1)	Consists of benzene, toluene and para-xylene.

Raw Materials of Our Chemicals Operations that are Part of our Brazil Segment

The main raw material that we use for chemical production is naphtha, with a total consumption capacity of up to10 million tons per year. One million tons of naphtha can be substituted by condensate, which has happened in recent years. Natural gasoline is also a feedstock that can be used as a replacement for naphtha. The cracker located in Rio de Janeiro uses ethane and propane, and its consumption is 0.4 million tons of each of these raw materials per year. The São Paulo cracker can also consume refinery off gas in a quantity equivalent to about 15% of the ethylene production capacity.

Naphtha

Naphtha is the main raw material that we use to produce our chemical products and represents the principal production and operating cost of our chemicals operations that are part of our Brazil Segment. We also use condensate as a raw material in the Southern Complex. The following table shows the average Amsterdam-Rotterdam-Antwerp, or the ARA price, of naphtha for the periods indicated.

54

	2020	2019	2018
	(in US$/t)
Average(1)	US$354.68	US$505.33	US$601.26
Month ended:
January	527.23	459.16	592.23
February	465.41	499.83	555.15
March	246.70	533.15	571.44
April	138.41	563.16	607.20
May	228.91	544.57	666.82
June	342.23	472.94	632.55
July	380.85	503.46	642.73
August	381.15	446.86	640.60
September	366.74	479.46	676.13
October	375.07	491.00	661.82
November	370.74	529.99	505.59
December	432.70	540.33	462.87

(1)	The information in the “Average” row represents the mean average monthly naphtha prices during each respective year.

Source: Braskem Global Market Intelligence.

Supply Contracts and Pricing of the Chemicals Operations that are Part of our Brazil Segment

Naphtha and Condensate

The following table shows the distribution of the naphtha plus condensate purchases by our chemicals operations that are part of our Brazil Segment for the periods indicated by geographic location of the suppliers.

	Year Ended December 31,
	2020	2019	2018
Brazil	52%	37%	43%
Algeria	5%	11%	19%
Europe	12%	16%	14%
South America	4%	10%	10%
North America	16%	16%	5%
West Africa	6%	4%	4%
Others	4%	6%	5%
Total	100%	100%	100%

Supply Contracts with Petrobras

On December 23, 2015, we and Petrobras entered into a five-year Naphtha Purchase Agreement whose term expired on December 22, 2020.

Throughout 2020, Braskem and Petrobras entered into four new naphtha supply contracts to provide naphtha for our plants in the Southern Complex, the Northeastern Complex and the São Paulo Complex. All four contracts have a term of five years until the end of 2025.

Under the terms of these agreements:

•	Petrobras has agreed to sell and deliver naphtha, for a period of five years, to our chemicals plants in the Northeastern, Southeastern and the Southern Complex exclusively for our use as a feedstock;
•	we are required to purchase a minimum monthly volume of naphtha for each of our Complexes;
•	we have the option to purchase additional volume for the São Paulo Complex and Petrobras has an option to sell us additional volume for our Northeastern and Southern Complexes;
•	we may request volumes of naphtha that exceed a monthly firm commitment order, which Petrobras may supply at its discretion;
•	the price we pay for naphtha is based on international price references;
55

•	the contract could be terminated or amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract;
•	either party may terminate the contract, without prior notice, in the event of: (1) failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that continues for more than 90 days; (3) transfer or offer as a guaranty all or part of either party’s rights and obligations under the contract to a third party without the other party’s consent; (4) an alteration of ownership or corporate purposes that conflicts with the purpose of the contract; (5) dissolution; or (6) failure to comply with the compliance obligations of the contract; and
•	Petrobras may terminate the contract, without prior notice, in the event of our bankruptcy or liquidation.

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

Ethane and Propane

Ethane and propane are the principal feedstocks that we use to produce our chemical products in the Rio de Janeiro Complex and represent the principal production and operating cost of the chemical operations that are part of our Brazil Segment in the Rio de Janeiro Complex. The price of ethane and propane that we purchase varies primarily based on changes in the U.S. dollar-based international price of these feedstocks.

•	in December 2000, we and Petrobras entered into an ethane and propane supply agreement. The initial term of this contract expires in January 2021 and this agreement is automatically renewable for one two-year period, unless either party notifies the other party in writing, at least one year prior to the expiration of the contract, that it does not intend to renew this agreement. Under the terms of this agreement, Petrobras agrees to sell and deliver ethane and propane to our chemical plant in the Rio de Janeiro Complex exclusively for use as a raw material;
•	in 2019, Petrobras informed us that it would not renew this agreement on the same terms.
•	in 2020, we and Petrobras entered into a new ethane and propane supply agreement, with a term of five years until the end of 2025;
•	we are required to purchase and Petrobras is required to deliver a minimum annual volume of ethane and/or propane;
•	we agree to provide Petrobras with a firm commitment order for ethane and propane each month, together with an estimate of the volume of ethane and propane that we will purchase over the immediately succeeding four months;
•	the prices for ethane and propane are based on international price references; and
•	Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 60-day grace period; (2) a force majeure event that continues for more than 365 days; (3) we transfer or offer as a guaranty all or part of our rights and obligations under the contract to a third party without Petrobras’ consent; and (4) the dissolution, bankruptcy or liquidation of RioPol.
56

Braskem also has an ethane supply contract with Enterprise Products Operating LLC, or Enterprise Products, to supply ethane from the United States to Brazil. This agreement will remain valid until 2027. The price of ethane is based on the Mont Belvieu ethane price plus a Terminal Fee, basis FOB USGC. The logistics to move the ethane to Brazil is managed by Braskem.

Since February 2017, Braskem has had the capability to receive imported ethane at the Rio de Janeiro Complex. The imported ethane is marginal to domestic supply and the quantity imported in 2020 was 30.9 ktons, and in 2019 it was 35.3 ktons.

Since November 2017, Braskem has the capacity to consume ethane in the cracker in Bahia, partially replacing naphtha. Braskem has invested to create the flexibility to substitute naphtha for ethane in a ratio equivalent to 15% of the ethylene production of the site. 2018 was the first year in which we operated our cracker in Bahia using imported ethane as feedstock. Of the total ethylene produced by the cracker, 1.8% was from ethane feedstock in 2020 and 1.5% in 2019.

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

In December 2017, Petrobras informed us that it would not renew this agreement on the same terms. The current contract will remain valid and under the current conditions until 2028. The impact of the new terms and conditions of a possible future agreement and any failure to successfully negotiate such terms with Petrobras could impair our ability to satisfy our refinery off gas needs.

Electricity

To supply our industrial operations in Brazil, which represented 82 % of our global electric consumption in 2020, we self-generated 52% of our electrical energy consumption. 28 % of our demand in 2020 was supplied by Companhia Hidrelétrica do São Francisco, or CHESF, a Brazilian government-owned electric power generation company, pursuant to a power purchase agreement that will remain valid until 2037. The remaining energy is supplied primarily under long-term contracts with several suppliers in the free energy market (Mercado Livre de Energia).

•	In the Bahia Complex, we self-generate 33% of the energy consumption, and about 67% of the demand is supplied by CHESF. The remaining energy is acquired primarily from several suppliers in the free energy market.
•	In the Alagoas plants, 17% of the energy consumption is supplied by CHESF. Therefore, the remaining energy from the Alagoas plants is acquired primarily from several suppliers in the free energy market.
•	In the Southern Complex, we self-generate 42% of the energy consumption, and the remaining energy is acquired primarily from several suppliers in the free energy market.
•	In the São Paulo Complex, we self-generate 3% of the energy consumption, and the remaining energy is acquired primarily from several suppliers in the free energy market.
•	In the Rio de Janeiro Complex, the energy consumption is acquired primarily from several suppliers in the free energy market.

Natural Gas

Natural gas is supplied to our industrial operations in Brazil under long-term contracts in the regulated market by companies that have government licenses and exclusivity to deliver it in each state. The natural gas consumed by our operations in Brazil in 2020 represented 61% of our consolidated consumption.

•	In the Bahia Complex, natural gas is supplied by Companhia de Gás da Bahia, or Bahiagás, which represents 45% of our consumption in Brazil.
•	In the Alagoas plants, natural gas is supplied by Gás de Alagoas S.A., or Algás, which represents 15% of our consumption in Brazil.
•	In the Rio Grande do Sul Complex, natural gas is supplied by Companhia de Gás do Estado do Rio Grande do Sul, or Sulgás, which represents 18% of our consumption in Brazil.
•	In the São Paulo Complex, natural gas is supplied by Companhia de Gás do Estado de São Paulo, or Comgás, which represents 16% of our consumption in Brazil.
•	In the Rio de Janeiro Complex, natural gas is supplied by Naturgy Brasil, which represents 6% of our consumption in Brazil.

Others

In the Southern Complex we also buy methanol to produce MTBE and ethanol to produce the “green polyethylene.” Methanol is imported and its price is based on international market quotations. Ethanol is bought in the domestic market from several producers. In the Bahia Complex, we also buy ethanol to produce ETBE.

Sales and Marketing of Our Chemicals Operations that are Part of our Brazil Segment

We sell most of our chemical products in Brazil to third-party petrochemical producers. We sell the remainder of our chemical products to customers in the United States, Europe, South America and Asia.

Domestic Sales of Chemicals

As part of our commercial strategy, our chemicals operations that are part of our Brazil Segment focuses on developing long-term relationships with our customers and entering into long-term supply contracts that provide for minimum and maximum quantities to be purchased on a monthly basis. The domestic market pricing is based on international market references.

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

Polyolefins Operations that are Part of our Brazil Segment

As of December 31, 2020, our polyolefins production facilities had the largest annual production capacity of all second generation producers of polyolefins products in Latin America. Our polyolefins operations that are part of our Brazil Segment is comprised of the operations conducted by us at nine polyethylene plants and five polypropylene plants located in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

Products of Our Polyolefins Operations that are Part of our Brazil Segment

Our polyolefins operations that are part of our Brazil Segment produce:

•	polyethylene, including LDPE, LLDPE, HDPE, UHMWPE, EVA and “green polyethylene” from renewable resources; and
•	polypropylene.

We manufacture a broad range of polyolefins for use in consumer and industrial applications, including:

•	plastic films for food, agricultural and industrial packaging;
•	bottles, shopping bags and other consumer goods containers;
•	automotive parts;
•	engineering and infra-structure goods; and
•	household appliances.
59

The following table sets forth a breakdown of the sales volume of our polyolefins operations that are part of our Brazil Segment by product and by market for the years indicated.

	Year Ended December 31,
	2020	2019	2018
	(in thousands of tons)
Domestic sales:
Polyethylene(1)	1,886.7	1,789.7	1,788.3
Polypropylene	1,250.3	1,142.8	1,143.3
Total domestic sales	3,137.0	2,932.5	2,931.7
Total export sales	1,051.8	1,391.8	1,257.3
Total polyolefins sales	4,188.8	4,324.3	4,189.0

(1)	Includes EVA and Green PE.

We provide technical assistance to our customers to meet their specific needs by adapting and modifying our polyethylene and polypropylene products. We believe that the variety of technological processes at our polyolefins plants provides us with a competitive advantage in meeting our customers’ needs.

Production Facilities of Our Polyolefins Operations that are Part of our Brazil Segment

As of December 31, 2020, our polyolefins operations that are part of our Brazil Segment owned 14 production plants. Our polyolefins operations that are part of our Brazil Segment operates five plants located in the Southern Complex, three plants located in the Northeastern Complex, four plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth for each of our primary polyolefins products, our annual production capacity as of December 31, 2020 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2020	2019	2018
	(in tons)
Polyethylene:
LDPE/EVA(1)	795,000	644,747	675,075	663,285
HDPE/LLDPE/UHMWPE(2)	2,260,000	1,927,512	1,935,752	2,009,389
Polypropylene(3)	1,850,000	1,568,723	1,638,974	1,592,480

(1)	Represents capacity and production at five production facilities, part of then with swing line capacity capable of producing two types of resins.
(2)	Represents capacity and production at seven production facilities, part of then with swing line capacity capable of producing two types of resins. Capacity varies depending on actual production demands.
(3)	Represents capacity and production at five plants.

In September 2010, we commenced production of ethylene at a new plant located in the Southern Complex that produces “green” ethylene using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material. This plant has an annual production capacity of 200,000 tons of ethylene.

Raw Materials of Our Polyolefins Operations that are Part of our Brazil Segment

Ethylene and Propylene

The most significant feedstock of our production of polyethylene and polypropylene are ethylene and propylene that are produced by our chemicals operations that are part of our Brazil Segment. In 2020, our polyolefins operations that are part of our Brazil Segment consumed all of the ethylene and part of the propylene produced by our chemicals operations that are part of our Brazil Segment.

Propylene Contracts with Petrobras and its Subsidiaries

We have entered into multiple propylene agreements, which have initial terms expiring at various dates between May 2021 and December 2029, and are priced based on international references to assure competitiveness of feedstock. In 2016, Braskem entered into an agreement with Petrobras for a five-year propylene supply contract with Refap S.A., a subsidiary of Petrobras. This supply contract is also priced based on international references.

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

Ethanol Supply Contracts

We buy ethanol from Brazilian producers to supply our facility that produces ethylene using sugar cane ethanol. Some agreements expire in July 2021 and others have no specific expiration date. We also purchase ethanol on the spot market from time to time to supplement the contracted volumes. Under the contracts we have, we are or will be required to purchase an annual supply of ethanol sufficient to meet at least 90% of the capacity of this ethylene plant. The price we pay under these contracts is or will be determined by reference to the price of combustible hydrated alcohol as published by the Center for Advanced Studies in Applied Economics of the Superior School of Agriculture (Centro de Estudos Avançados em Economia Aplicada da Escola Superior de Agricultura– CEPEA/ESALQ).“

Other Materials and Utilities

Our polyolefins operations that are part of our Brazil Segment use butene and n-hexane as raw materials in the production of HDPE and LLDPE. Butene is consumed from our chemicals operations that are part of our Brazil Segment, and we import n-hexane from suppliers located in U.S. Gulf Coast.

Our Unipol polyethylene plants in the Northeastern Complex and Rio de Janeiro Complex use catalysts supplied by Univation Technologies. Our HDPE plant in the São Paulo Complex uses catalysts supplied by W.R. Grace & Co. The catalysts for our swing line LLDPE/HDPE plants are purchased from Basell Poliolefine Italia S.R.L. and Equistar Chemicals, L.P, or, collectively, Basell. We produce our own catalysts for our HDPE slurry plants in the Southern and Northeastern Complexes, and we purchase the inputs that we need to produce these catalysts from various suppliers at market prices. Our polypropylene plants use catalysts primarily supplied by Basell, while we import certain catalysts from suppliers in the United States and Europe.

Sales and Marketing of Our Polyolefins Operations that are Part of our Brazil Segment

Through our polyolefins operations that are part of our Brazil Segment, we sell polyethylene and polypropylene products to more than 1,400 customers worldwide. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our polyolefins operations that are part of our Brazil Segment generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

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

In addition to direct sales of polyolefins to our customers, through our polyolefins operations that are part of our Brazil Segment we sell products in Brazil through exclusive independent distributors. Our polyolefins operations that are part of our Brazil Segment is served by five distributors, through which we distribute our products pursuant to formal agreements and spot market transactions. We have selected our distributors based on their ability to provide full service to their customers, and also based on their background. These distributors sell our polyethylene and polypropylene products to manufacturers with lower volume requirements and are able to aggregate multiple orders for delivery. They have a wide coverage network in Brazil and, as a result, expand the Braskem brand.

Furthermore, by providing customized services and serving smaller customers through a network of distributors, our account managers focus their efforts on delivering high quality service to a smaller number of large and medium direct customers.

Export Sales

Our volume of polyolefins export sales has generally varied based upon the level of domestic demand and the total production availability for our products. Our polyolefins operations that are part of our Brazil Segment has sales office in Argentina, Chile, Peru and Colombia. These offices are used to consolidate our marketing efforts in South America, one of our key markets outside of Brazil for this business unit. Our polyolefins operations that are part of our Brazil Segment also uses our European, Mexican and U.S. sales force in order to improve the profitability of our sales. In each of these regions, we have specific commercial strategies in connection with exports coming from Brazil, which complements our local product availability.

We have established a strategic position in the polyolefins business in South America, North America, Europe and Asia through regular direct sales, local distributors and agents who understand their respective markets. Our strategy to increase our presence in these foreign markets is intended, among other things, to reduce our exposure to the cyclicality of the international spot market for polyolefins through the development of long-term relationships with customers in neighboring countries. Our local presence allows us to further enhance our position in those markets and sell our polyolefins operations that are part of our Brazil Segment’s products through our USA and Europe Segment.

The main focus of our polyolefins operations that are part of our Brazil Segment is to maintain our leading position in the Brazil and South America reinforcing our commitment to the plastic industry chain in the region, maintaining our position as a leader in polyolefins through a continued local presence and regular product supply.

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

In addition, besides our strategic sales to South America, Europe, Mexico and the United States, our polyolefins operations that are part of our Brazil Segment generally conducts export sales to buyers in Asia and Africa through the international spot market. Our customer base in these markets consists primarily of trading houses and distributors. Pricing is based on international spot market prices.

Competition

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers worldwide. In 2020, Brazilian polyethylene and polypropylene imports increased by 12% and represented 32% of Brazilian polyolefin consumption.

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

We are the only green polyethylene producer in the world, made by sugar cane that is 100% verified by ASTM D6866

Vinyls Operations that are Part of our Brazil Segment

We were the leading producer of PVC in Brazil, based on sales volumes and installed capacity in 2020. As of December 31, 2020, our PVC production facilities had the second largest annual production capacity in Latin America

Our PVC production is integrated through our production of chlorine, ethylene and other raw materials. The main use of PVC is for pipes and fittings and other products related to the civil construction market. Our vinyls operations that are part of our Brazil Segment also manufacture caustic soda, which is mainly used by producers of alumina, pulp and paper, and in the soap industry.

In 2020, we had an approximate 50% share of the Brazilian PVC market and 11% of market share of the Brazilian caustic soda market (excluding consumption of alumina by companies located in the North and Northeast of Brazil), based on sales volumes of our vinyls operations that are part of our Brazil Segment.

Products of Our Vinyls Operations that are Part of our Brazil Segment

The following table sets forth a breakdown of the sales volume of our vinyls operations that are part of our Brazil Segment by product line for the years indicated.

	For the Year Ended December 31,
	2020	2019	2018
	(in thousands of tons)
PVC	525.7	491.3	490.1
Caustic soda	150.6	243.2	344.2
Other(1)	34.4	72.1	85.9
Total domestic sales	710.7	806.7	920.2
Total export sales	21.7	22.2	49.4
Total vinyls sales	732.4	828.8	969.6

(1)	Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

Production Facilities of Our Vinyls Operations that are Part of our Brazil Segment

We own four vinyls production facilities. One of our facilities is located in the Northeastern Complex, and three others are located in the State of Alagoas.

In January 2020, Braskem announced the permanent shutdown of its chlor-alkali production facility located in Camaçari, in the State of Bahia, whose operations started in 1979 with annual production capacity of 79,000 tons of caustic soda and 64,000 tons of chlorine. The shutdown is explained by the end of the facility’s useful life and started in April 2020, following applicable safety standards and seeking to protect people, local communities and the environment.

The table below sets forth for each of our primary vinyls products, our annual production capacity as of December 31, 2020 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2020	2019	2018
		(in thousands of tons)
PVC	710.0	448.5	461.1	533.2
Caustic Soda	460.0	9.0	123.2	317.8

Raw Materials of the Vinyls Operations that are Part of our Brazil Segment

Ethylene

The most significant feedstock associated with the production of PVC is ethylene. Our chemicals operations that are part of our Brazil Segment supply all of the ethylene required by our vinyls operations that are part of our Brazil Segment.

Electricity

Electric power is a significant cost component in our production of chlorine and caustic soda. Our vinyls operations that are part of our Brazil Segment obtains its electric power requirements from various generators under long-term power purchase agreements (see “Chemicals Operations that are Part of our Brazil Segment—Supply Contracts and Pricing of the Chemicals Operations that are Part of our Brazil Segment—Electricity”).

Salt

We used 5,289.4 tons of salt during 2020.

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

Seeking to resume our chlor-alkali operations, we launched a project to modify the feedstock base of our chlor-alkali plants by acquiring sea salt from third parties in Brazil or abroad. The product was stocked, dissolved in water to make brine and then treated and sent for processing. After concluding the commissioning process in accordance with applicable safety standards, we started production of chlor-alkali and dichloroethane at our unit located in the Pontal da Barra district of Maceió, in the state of Alagoas, which had been idled since May 2019.The cost of the project was R$67.7 million, of which R$21.2 million had been already disbursed in 2019, R$43.9 million was disbursed in 2020 and the remaining R$2.6 million will be disbursed in 2021. See “Item 5. Operating and financial review and prospects—Other Investments—Technology change at our chlor-alkali facility in Alagoas.”

Sales and Marketing of Our Vinyls Operations that are Part of our Brazil Segment

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

We make most of our sales of PVC and caustic soda directly to Brazilian customers, but we use third-party distributors to serve smaller caustic soda customers. However, our vinyls operations that are part of our Brazil Segment maintain contractual relationships through five distribution centers that provide logistical support, located in Paulínia and Barueri, both in the State of São Paulo, Joinville, in the State of Santa Catarina, Extrema, in the State of Minas Gerais, and Araucaria, in the State of Paraná. In addition, we operate twelve warehouse facilities for PVC, on a non-exclusive basis, and five terminal tank facilities for caustic soda strategically located along the Brazilian coast to enable us to deliver our products to our customers on a “just-in-time” basis. Our vinyls operations that are part of our Brazil Segment develops its business through close collaboration with its customers, working together to improve existing products as well as to develop new applications for PVC. Our marketing and technical assistance groups also advise current customers and potential customers that are considering the installation of manufacturing equipment for PVC downstream products.

In addition, our vinyls operations that are part of our Brazil Segment supplies the Brazilian market with emulsion PVC and other copolymers with higher value by imports from Colombia under a contract with Mexichem. Our primary customers operate in the laminated, shoe and automobile sectors. These products represented 2% of our consolidated sales volume in 2020.

Prices and Sales Terms

The domestic price for PVC resins is based on the import parity of PVC imported by converters in Brazil, which generally reflects the Northeast Asian spot market price, plus exchange rate variation. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on North American spot market prices, plus exchange rate variation.

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

Braskem also competes with Unipar’s Argentina production facilities and other importers of PVC. Unipar has a PVC plant in Argentina in addition to its plants in Brazil. Imports from all regions accounted for 32% of Brazilian PVC consumption in 2020. Domestically produced PVC is currently competitively priced with imported PVC, considering that our price is based on the international market.

In addition, Braskem competes with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastic resins, principally polyethylene and polypropylene, are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

According to IHS and Abiclor (Associação Brasileira da Indústria de Álcalis, Cloro e Derivados), the three largest Brazilian producers of caustic soda, including Braskem, accounted for 89% of capacity in Brazil in 2020. Most domestic producers operate on a local or regional basis, with the exception of Braskem and another producer located in the Northeast region of Brazil that operate in the whole country through terminal tanks located on the Brazilian coast. Imports accounted for 47% of Brazil’s total caustic soda consumption in 2020, excluding Braskem imports. Due to the mining event in Alagoas, our chlor-alkali plant was idled in 2019 and we have been importing caustic soda from various sources to keep supplying customers in Brazil since then.

Our principal competitors in the caustic soda market elsewhere in South America are other international petrochemical companies operating in Brazil and producers located on the U.S. Gulf Coast.

USA and Europe Segment

Our USA and Europe Segment includes:

•	the operations of Braskem America, which consist of five polypropylene plants in the United States and one Ultra High Molecular Weight Polyethylene – the UTEC® plant; and
•	the operations of two polypropylene plants in Germany.

As of December 31, 2020, our USA and Europe Segment’s facilities had the largest annual polypropylene production capacity in the United States. Our USA and Europe Segment generated net revenue of R$14,638.7 million during 2020, or 24.6% of the net revenue of all reportable segments, including inter-segment sales.

In June 2014, we announced the construction of an UHMWPE production line in our La Porte, Texas site, which began producing UTEC® in the first quarter of 2017. We believe that the production of specialized UHMWPE at this new line complements our existing portfolio of products and will enable us to access new markets and to develop close relationships with new and existing clients.

In June, 2017, we announced the construction of a Polypropylene Unit (“Delta”) at our La Porte, Texas site. Aligned with the strategy to diversify the raw materials matrix and geographic expansion in the Americas, this is a new world-class PP production facility with an annual polypropylene production capacity of 450,000 tons. In September, 2020, we announced that after completing the commissioning phase, we have started commercial production of PP at this new plant. We believe that this investment reinforces our PP leadership position in the region, as it will enable us to replace imported PP volumes in the North American domestic market and also scale up our exports supporting structural global demand with existing global clients.

Products of Our USA and Europe Segment

Our USA and Europe Segment produces polypropylene. The sales volume of polypropylene by this unit was 1,968,146 tons in 2020, 1,920,434 tons in 2019 and 1,923,227 tons in 2018. For a description of the uses of our polypropylene products, see “—Polyolefins Operations that are Part of our Brazil Segment.”

Production Facilities of our USA and Europe Segment

The table below sets forth the annual production capacity as of December 31, 2020 of the USA and Europe Segment’s polypropylene plants in the United States and Germany and the annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2020	2019	2018
	(in tons)
United States	2,020,400	1,446,066	1,435,298	1,388,600
Germany	625,000	493,304	494,241	523,797

Raw Materials of Our USA and Europe Segment

Propylene

The most significant direct cost associated with the production of polypropylene by our USA and Europe Segment is the cost of purchasing propylene.

We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2020, we had 14 supply agreements with multiple suppliers. The pricing formulas for propylene under these supply agreements are generally based on international market prices.

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

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide for the supply of 91% of the propylene requirements of these plants. We have two main supply agreements in Germany. One will expire in September 2021 and will be replaced by a new five-year agreement effective as of October 1, 2021 with a term until September 30, 2026, and thereafter will automatically be renewable for consecutive one-year terms, unless terminated by one of the parties The other agreement expires in December 2024, and thereafter will also be automatically renewable for consecutive one-year terms, unless terminated by one of the parties. We have entered into a third contract that will expire at the end of 2022, increasing the supply of our plants to 94% of the propylene required. The pricing formula for propylene under these supply agreements is based on market prices. We purchase the propylene used in our Europe plants based on monthly contract price for propylene for Europe (as reported by ICIS-LOR).

Sales and Marketing of Our USA and Europe Segment

Our USA and Europe Segment sells polypropylene products to approximately 391 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our USA and Europe Segment generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

The following table sets forth our net revenue derived from sales of our USA and Europe Segment for the years indicated:

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of reais)
Net revenue:
USA and Europe	14,638.7	10,044.3	11,725.6

56% of the sales of polypropylene by the USA and Europe Segment are made under long-term supply agreements with our customers. These supply contracts generally have an initial two-year term and are automatically renewable for one-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries.

The remainder of the polypropylene production of the USA and Europe Segment is sold through (1) our direct sales force that seeks to establish supply relationships with customers; (2) a select number of distributors authorized to represent the Braskem brand in the U.S. and European markets; (3) resellers that trade these products under private labels in the North American and European markets; and (4) traders that resell these products in the export markets.

Competition

The USA and Europe Segment is largely a commodities business and competes with local, regional, national and international companies, some of which have greater financial, research and development, production and other resources than us. Although competitive factors may vary among product lines, our competitive position is primarily based on raw material and production costs, selling prices, product quality, product technology, manufacturing technology, access to new markets, proximity to the market and customer service and support.

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

Mexico Segment

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

As of December 31, 2020, our Mexico Segment had the largest annual polyethylene production capacity in Mexico. Our Mexico Segment generated net revenue of R$4,000.8 million during 2020, or 6.7% of the net revenue of all of our reportable segments, including inter-segment sales.

Products of Our Mexico Segment

Our Mexico business unit produces ethylene, HDPE and LDPE at our Mexico Complex. We use all of the ethylene produced by our Mexico Complex as raw material for the production of polyethylene by this complex. The sales volume of polyethylene by this unit was 843,532 tons in 2020. Our Mexico Complex manufactures a broad range of polyethylene grades for use in consumer and industrial applications, including plastic films for food and industrial packaging, bottles, shopping bags and other consumer goods containers, automotive parts, and household appliances.

Technologies selected for the Mexico Segment are proven and considered stated of the art with excellent track records in the petrochemical market and provides a competitive advantage in serving our customers to meet their specific needs by adapting and modifying our polyethylene products.

Production Facilities of Our Mexico Segment

Our Mexico Segment operates four plants located in the Mexico Complex, consisting of:

•	an ethylene cracker, with an annual production capacity of 1,050,000 tons of ethylene, which commenced operations in March 2016;
•	two high density polyethylene plants, with a combined annual production capacity of 750,000 tons, which commenced operations in April 2016; and
•	a low density polyethylene plant, with an annual production capacity of 300,000 tons, which commenced operations in June 2016.
	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2020	2019	2018
	(in tons)
Mexico (Polyethylene)	1,050,000	780,176	800,783	808,388

Raw Materials of Our Mexico Segment

The principal raw material used in our Mexico Complex is ethane, in addition to other raw materials such as hexane, propylene and polyaldehyde (PAL). Other chemicals, catalyzers, additives and utilities such as natural gas, electricity and nitrogen are used to produce polyethylene in the Mexico Complex.

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

Other Materials and Utilities

Our Mexico Segment uses natural gas as the main fuel for its production process, which is supplied by PEMEX and other private suppliers using the pipelines that are the property of the Centro Nacional de Control del Gas Natural (“Cenagas”).

In early December 2020, Braskem Idesa received a notification from Cenagas (Centro Nacional de Control del Gas Natural), a Mexican state-owned agency responsible for all natural gas pipelines and transportation in Mexico, related to the unilateral termination of the service of natural gas transportation, an essential energy input for the production of PE in our Mexico Segment. As a result, in compliance with safety protocols, Braskem Idesa initiated procedures for the immediate interruption of its operating activities. Later in January 2021, Braskem Idesa partially resumed its operations based on an experimental business model to produce PE. Braskem Idesa has taken legal measures pursuant to the ethane supply agreement entered into with Pemex. Braskem Netherlands B.V, which is Braskem Idesa’s direct shareholder, and has also taken legal measures under applicable international investment protection standards to protect the interests of Braskem Idesa and its parent company with regard to their investment in Mexico. Such measures include a negotiation period to attempt to resolve the dispute between the parties.

In the first quarter of 2021, Braskem Idesa entered into the following agreements under a strict reservation of all rights: (i) a memorandum of understanding with Pemex TRI setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and (ii) a natural gas transport service agreement with Cenagas for a term of 15 years, which is conditioned upon the execution of the definitive agreement referenced in item (i) above. Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had unilaterally terminated gas supply to Braskem Idesa in December 2020. The existing ethane supply agreement between Braskem Idesa and Pemex TRI has not been modified and remains in full force and effect. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders and creditors.

For additional information, see “Item 3. Key Information—Risk Factors—We depend on ethane supplied by Pemex TRI in Mexico,” “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Petrochemical Industry—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof” and “Item 3. Key Information—Risk Factors— Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico.”

Our Mexico Segment uses hexene as raw materials in the production of HDPE. We import hexene for the Mexico Complex from suppliers located in the United States.

Our Mexico Segment uses catalysts supplied by Ineos Europe Limited.

Supply Contracts of the Mexico Segment

Ethane

Braskem Idesa is party to an ethane supply agreement with Pemex TRI, a subsidiary of Pemex, dated February 19, 2010, pursuant to which Pemex TRI is obligated to provide, and Braskem Idesa is required to purchase, 66,000 barrels per day of ethane for the Mexico Complex for a period of 20 years at prices based on the highest reference between Mont Belvieu purity ethane or Henry Hub Natural Gas reference U.S. dollar-based international reference price of these feedstocks. Under this agreement, any daily volume rejected by Braskem Idesa could be purchased in installments in subsequent deliveries until the deficit has been resolved. This contract commenced in June 2015, will initially expire in 2035, and is renewable for three consecutive five-year periods if prior notice to renew is given be either party at least two years before it expires.

If Pemex TRI (i) delivers less than an average of 70% of the 66,000 barrels of ethane per day over a six-month period, (ii) reaches the annual limit in respect of shortfall penalties owed by Pemex TRI to us and such limit is not waived by Pemex TRI, or (iii) materially breaches any of its obligations related to the supply of ethane thereunder; Braskem Idesa has the right to notify Pemex TRI trough a notice of breach and if such breach continues for more than six months after notice, or an extended period if the parties agree, Braskem Idesa has the right to terminate the ethane supply agreement and require Pemex TRI to repay certain outstanding debt and compensate Braskem and Idesa according to an agreed valuation formula including the repayment of certain of our debt.

The ethane supply agreement contains a volume delivery long-term performance covenant that requires Pemex TRI to meet a volume delivery of ethane over a six-month period averaging 70% of the agreed-upon volume under the ethane supply agreement (the “Long-Term Performance Test”). As of November 2020, Pemex TRI volume deliveries under the Long-Term Performance Test remained close but above the 70% threshold. In the event that Pemex TRI fails to meet the Long-Term Performance Test, in addition to the direct negative impact on the production volumes of our Mexico Complex, it may (i) render us unable to generate sufficient cash to service our indebtedness with creditors under the Braskem Idesa Financing, (ii) cause such creditors to accelerate this indebtedness, and/or (iii) require Braskem Idesa to exercise a termination and put option against Pemex TRI that would force Pemex TRI to purchase the Mexico Complex from us. For further information, see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico” and “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture—Mexico Complex.”

Electricity

The Mexico Complex has its own power generation plant consisting of one gas turbine and two steam turbines, which can generate more than 100% of the Mexico Complex’s energy consumption. In addition, the Mexico Complex is also connected to the high-voltage power grid of Comisión Federal de Electricidad (the Mexican government-owned electricity company) as an alternative power source and to sell excess power on the spot market. The Mexico complex generates all of its requirements of steam and its water requirements are supplied by the Comisión Nacional del Agua (the Mexican government-owned water commission) pursuant to an agreement that expires in 2022 and is subject to renewal.

In general, we believe that there are sufficient alternative sources available at reasonable prices for each of these other inputs used in our polyethylene production process such that the loss of any single supplier would not have a material adverse effect on our operations.

The main feedstock used for power generation is natural gas, which is mainly supplied by Pemex through Cenagas, but also by other natural gas suppliers in Mexico. In December 2020, we received a notification from Cenagas (Centro Nacional de Control del Gas Natural), a Mexican state-owned agency solely responsible for the natural gas pipelines and transportation in Mexico, related to the unilateral non-renewal of the service of natural gas transportation, an essential energy input for the production of PE in our Mexico Segment. As a result, in compliance with safety protocols, Braskem Idesa initiated procedures for the immediate interruption of its operating activities, which may have a material adverse effect on our operating or financial results, depending on the timing of the stoppage. Later in January 2021,Braskem Idesa partially resumed its operating activities based on an experimental business model to produce polyethylene. Braskem Idesa also initiated legal measures to enforce its legal and contractual rights. For additional information, see “Risk Factor - Political and economic conditions and government policies in Mexico, including political interferences in state-owned companies such as Pemex TRI and Cenagas, and elsewhere may have a material impact on our operations.”

Sales and Marketing of Our Mexico Segment

Our Mexico Segment sells polyethylene products to over 200 customers in the Mexican market. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Mexico Segment generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

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

In addition to direct sales of polyethylene to our customers, our Mexico Segment sells products in Mexico through independent distributors. Our Mexico Segment is served by distributors through which we distribute our products pursuant to formal agreements and spot market transactions.

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

Export Sales

The main focus of our Mexico Segment is to maintain our leading position in the Mexican market while continuing to export in order to manage the relationship between our production capacity and domestic demand for our products. We believe that our continued presence in export markets is essential to help manage any overcapacity in the Mexican market. The excess volume is exported to several regions such North and South America, Asia, and Europe, using our existing sales force and complementing our portfolio in those regions, together with products exported from Brazil. In order to use the already established Braskem sales channels in the United States and Europe, the strategy of exports of the Mexico Segment production, for these regions, is to develop and retain customers, in order to seek a greater added value in exports, especially considering the competitive logistics for serving the United States. This new polyethylene complex reinforces our position with polyethylene customers worldwide, which enhances our position in North America.

Prices and Sales Terms

We determine the Mexican domestic prices for polyethylene by reference to North American export prices. Our customers in Mexico may pay in full on delivery or elect credit terms that require payment in full within 60 days, on average, following delivery for most customers.

Our Mexico Segment’s export sales consist of volumes to South America, Asia, Europe and the United States through traders and distributors. Pricing is based on international market price references. As discussed under “—Export Sales” above, since the beginning of 2017, the Mexico Segment has been focused on export sales directly to customers in the United States and Europe, so the netback price of exports has been increasing.

Competition

We have the largest annual production capacity of polyethylene in Mexico. We compete in Mexico with a subsidiary of Pemex and with importers of polyethylene, primarily producers located in the United States and Canada. We compete for export sales of our polyethylene products with producers from other countries in Latin America and in markets in the United States, Asia and Europe. Our export business is a commodity business and we compete with a variety of resin producers, some of which have greater financial, research and development, production and other resources than us. Our competitive position in the export markets that we serve is primarily based on raw material costs, selling prices, product quality and customer service and support.

Technology, Research and Development

Research and Development

R&D is key to developing differentiated offers for our priority markets and enabling growth through product portfolio upgrade and the development of new technologies in catalysis and process. One of our priorities is to support the recently announced goals towards carbon neutrality and plastic waste reduction by delivering sustainable solutions. To ensure business perpetuity, the Innovation & Technology area also works to leverage disruptive technologies. A close relationship with customers and market amplifies our ability to understand the current needs and anticipate future opportunities.

We develop technology at our research and development centers: (1) Innovation and Technology Center in Triunfo, Rio Grande do Sul, Brazil; (2) Innovation and Technology Center in Pittsburgh, Pennsylvania, United States; (3) Renewable Chemicals Research Center in Campinas, São Paulo, Brazil; (4) Process Technology Development Center in Mauá, São Paulo, Brazil; (5) European Technical Center in Wesseling, North Rhein Westphalia, Germany; and (6) Mexican Technical Center in Nanchital, Vera Cruz, Mexico, where we develop new processes, products and applications for many market segments. As of December 31, 2020, we had 292 employees dedicated to R&D. Through these centers, we coordinate and conduct our research and development activities that include scale-up (pilot plants operation), analytical testing, catalyst development and testing, advanced materials characterization, process technology development and research capabilities on renewable sources and biotechnology.

The construction of new catalysis laboratories in Pittsburgh was completed this year, totalizing investments of approximately US$10.0 million, with the goal of supporting research focused on our businesses.

Recent product portfolio updates include the development of high performance film grades for packaging, resins to provide soft touch on personal care high-end applications, high performance grades for agrochemicals packaging, new specialty grades with differentiated sealing performance applied to high-speed packaging, new proprietary catalysts for |polyolefin production and several process technology upgrades.

We continue our efforts to develop sustainable solutions through internal projects and collaborations and partnerships with several third parties, as follows: (i) advance in biotechnology research with a focus on proof of concept of routes to produce solvents and plastics of renewable origin; (ii) a partnership between the Company and the Danish-based Haldor-Topsoe, which is world leader in catalysis and surface science; in 2020, it achieved the first-ever demo-scale production of bio-based monoethylene glycol (bio-MEG), reinforcing our commitment to expand our portfolio of renewable products; (iii) a partnership with The University of Illinois at Chicago (UIC) to advance a new route for producing raw materials used to make thermoplastic resins; this route will use carbon capture and utilization technology to remove CO2 emissions from existing industrial processes and convert it to ethylene; (iv) a partnership with Compact Membrane Systems, Inc. to deploy a pilot plant based on their olefin/paraffin separation technology; and (v) collaborations to develop new technologies using process intensification concepts in conjunction with SENAI CETIQT, UFRJ and some others prominent Brazilian universities.

We increased our efforts with respect to recycling solutions to provide sustainable pathways for plastic waste reduction and strengthen our reputation as a sustainability leader. The portfolio of recycled resins has been upgraded with the launches of 16 new PP and PE post-consumer resin (PCR) grades. The recycling platform coordinates all efforts relating to advanced recycling and mechanical recycling of plastic waste and aims to convert post-consumer plastic into high quality recycled resins. Our focus is to expand certified recycled resins in our portfolio. In this regard, several partnerships were established last year, for example: (i) Agilyx to exploring the development and construction of an advanced recycling project in North America; and (ii) the Federal University of Rio de Janeiro (UFRJ) and National Industrial Learning Service (SENAI), to develop catalysts for pyrolysis technologies.

The increasing effort on additive manufacturing opportunities through 3D-Printing technology continues to be one of the transformative innovation priorities, with recent additions to product portfolio of filaments, powder and pellets for commercial applications and the new investments on research capabilities in Triunfo (Brazil) and Pittsburgh (USA).

Maintenance

Most of our maintenance is performed by third-party service providers. For example, we have contracts with Novonor, formerly called Odebrecht S.A., a subsidiary of our controlling shareholder OSP Investimentos S.A., or OSP Inv, Asea Brown Boveri Ltd., Rip Serviços Industriais S.A., Sulzer Ltda. and other service providers to perform maintenance for our basic petrochemical plants in the Northeastern Complex and in the Southern Complex. We also perform some of our ordinary course maintenance with our small team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

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

The next scheduled general maintenance shutdown of:

•	the São Paulo Complex’s olefins and aromatics units is scheduled to take place in 2021;
•	the Southern Complex’s aromatics and olefins units is schedule to take place in 2022 with a brief stop that is expected to be made in 2021;
•	the Northeastern Complex’s olefins 2 and aromatics 2 units is scheduled to take place in 2023; and
•	the Rio de Janeiro Complex’s olefins unit is scheduled to take place in 2025.

Plants of Our Brazil, and USA and Europe Segment

We have a regular maintenance program for each of our polyolefin plants. Production at each of our polyolefin plants generally is shut down for 7 to 20 days every 2 to 3 years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefin plants with those of our basic petrochemicals plants. While our chemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our chemicals plants. Similarly, plants of our USA and Europe Segment attempt to coordinate their maintenance cycles with the routines of their largest suppliers.

We have a regular maintenance program for each of our vinyls plants. Our Northeast PVC plants are generally shut down for 15 to 20 days every two years to allow for regular inspection and maintenance. Our caustic soda and chlorine plant in Alagoas shuts down once a year for three days of maintenance in different parts of the plant.

Environmental Regulation

We, like other petrochemical producers, are subject to stringent federal, state and local environmental laws and regulations concerning human health, the handling and disposal of solid and hazardous wastes and discharges of pollutants into the air, water and soil, among others. Petrochemical producers are sometimes subject to unfavorable market perceptions as a result of the environmental impact of their business, which can have an adverse effect on their results of operations.

Our consolidated annual expenditures on environmental control were R$537.9 million in 2020, R$369.8 million in 2019 and R$329.3 million in 2018, which included investments, waste and wastewater treatment, emissions management, environment licenses, environmental liabilities and other environmental expenditures.

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

Each State in which we operate has its own environmental standards and state authorities in each state have issued operating permits that must be renewed periodically. Additionally, all projects for the installation and operation of industrial facilities in the Northeastern Complex, Southern Complex, São Paulo Complex, Rio de Janeiro Complex and Alagoas plants are subject to approval by various environmental protection agencies, which must approve installed projects prior to their commencement of operations and must renew such approval periodically thereafter. State authorities have issued operating permits for all of our plants, as follows: the Northeastern Complex (State of Bahia); Southern Complex (State of Rio Grande do Sul), São Paulo Complex and Cubatão, Santo André, Mauá and Paulínia plants (State of São Paulo), Rio de Janeiro Complex (State of Rio de Janeiro) and our Alagoas plants (State of Alagoas). We make all reasonable efforts to ensure that our operations in Brazil are in compliance in all material respects with applicable Brazilian federal, state and local environmental laws and regulations currently in effect, and we have an internal audit process and a management system in place assuring that the permits that will expire be renewed in a timely manner.

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

In our Alagoas plants, organochlorines waste is incinerated, producing steam and wastewater. All wastewater is treated at a treatment station located in the complex. Solid waste is separated and disposed of in landfills.

Additionally, we have a series of recycling programs that include recycling of solid waste and wastewater. We recycle or reuse 55.5% of the solid waste generated by our facilities and 25.8% of the water used in our production processes.

Mercury

As of December 31, 2019, Braskem had a chlor-alkali plant in Bahia based on mercury cell technology. On April 8, 2020, our chlor-alkali plant in Bahia shut down following the end of the facility’s useful life, and it has been decommissioned. The decommissioning strategy is ongoing, we are currently proceeding with the disassembly of the cell house, appropriately disposing of the waste, as well as planning the most appropriate strategies for diagnosis and remediation of potential contaminated areas, which should be implemented soon after the disassembly is complete.

Compliance with Environmental Laws in the United States

Our operations in the United States are subject to federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment; the generation, storage, handling, management, transportation and disposal of hazardous waste, industrial waste and other types of waste; the use, storage, and handling of various types of products and materials; and the protection of human health, safety and the environment. In many instances, specific permits must be obtained for particular types of operations, emissions or discharges. For example, our facilities in Texas, Pennsylvania, and West Virginia are required to maintain various permits relating to air quality and treatment of industrial wastewater, and to comply with regulatory requirements relating to waste management. We are in possession of necessary permits to operate our facilities. We make all reasonable efforts to ensure that our operations in the United States comply with applicable U.S. federal, state and local environmental laws and regulations.

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

The Clean Air Act, which was last amended in 1990, requires the United States Environmental Protection Agency, or the EPA, to set National Ambient Air Quality Standards, or the NAAQS, for pollutants considered harmful to public health and the environment. The Clean Air Act requires periodic review of the science upon which the standards are based and the standards themselves. NAAQS for ozone and fine particulate matter (referred to as PM2.5), promulgated by the EPA have resulted in identification of nonattainment areas throughout the country, including certain areas within Texas, Pennsylvania, and West Virginia, where Braskem America operates facilities. As a result of these nonattainment designations by the EPA, state or local air pollution control agencies are required to apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds), and fine particles (including PM2.5 precursors), in order to demonstrate attainment with the applicable NAAQS. Such requirements may include imposition of offset requirements and could result in enhanced emission control standards. In addition, on August 24, 2016, the EPA finalized requirements for state and local agencies charged with the current PM2.5 NAAQS. These requirements could in turn translate into additional state-specific requirements to further reduce allowable emission rates for PM2.5 or its precursor pollutants. In October 2015, the EPA lowered the primary and secondary NAAQS for ozone from 0.075 ppm to 0.070 ppm. Such state-specific requirements would become applicable, if at all, following a multi-year process. Regulations implementing this change will likely not be promulgated for several years.

In addition to permitting and/or control requirements that may result from the implementation of the NAAQS at the state or local level, the EPA may promulgate new or revised federal New Source Performance Standards or National Emission Standards for Hazardous Air Pollutants that would apply directly to certain facility operations and may require the installation or upgrade of control equipment in order to satisfy applicable emission limits and/or operating standards under these regulatory programs. The EPA’s proposed regulations in this area would not specifically apply to Braskem America’s operations.

Additionally, there are various legislative and regulatory measures to address greenhouse gas emissions which are in various stages of review, discussion or implementation by Congress and the EPA. In October 2015, the EPA finalized new regulations (known as the Clean Power Plan) aimed at lowering greenhouse gas emissions from existing, new and reconstructed electric generating units. In February 2016, the Supreme Court stayed implementation of the Clean Power Plan pending judicial review. On October 16, 2017, the EPA proposed repealing the Clean Power Plan, but this proposal has not been finalized. On August 21, 2018, the EPA proposed a replacement to the Clean Power Plan, the Affordable Clean Energy Rule. While it is currently not possible to predict the final impact, if any, that these regulations may have on Braskem America or the U.S. petrochemical industry in general, they could result in increased utility costs to operate our facilities in the United States. In addition, future regulations limiting greenhouse gas emissions of carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America’s business and also may reduce demand for its products. The EPA’s proposed regulations in this area would not specifically apply to Braskem America’s operations.

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

In Mexico, the Federal Attorney’s Office for Federal Environmental Protection (PROFEPA) verifies compliance with the Mexican Regulation and Permits through audits.

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

Furthermore, our Wesseling and Schkopau facilities in Germany are subject to existing European GHG regulations and a cap and trade program relating to emissions. We have purchased sufficient carbon dioxide emissions permits for our operations until 2022, provided it operates under normal business conditions. We will purchase any additional permits that may be required on the emission trade market. We are not aware of any new environmental regulations that would materially affect our European operations. Accordingly, we cannot estimate the potential financial impact of any future European Union or German environmental regulations.

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

Circular Economy

Consistent with our purpose of contributing to the transition from a linear economy into a circular economy, effectively demonstrating our commitment to sustainable development, we announced in 2018 our global positioning statement titled “Braskem’s Positioning in the Circular Economy.”

In the statement, we announced eight key global initiatives, which are: (i) partnerships with clients and value chain to develop new products that increase efficiency, recycling and reuse; (ii) more investments in renewable products; (iii) development and support of new technologies and the recycling chain; (iv) programs to engage consumers in conscientious consumerism, proper disposal and recycling; (v) use of science tools to select the most sustainable options; (vi) adoption of recycling indicators for plastic packaging; (vii) partnerships to understand, prevent and solve the problem of marine debris; and (viii) incentives for policies to improve solid waste management.

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

The following table sets forth our properties as of December 31, 2020 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares)(1)
Chemicals	Triunfo	152.8
Chemicals	Santo André	74.1
Chemicals	Camaçari	65.5
Chemicals	Duque de Caxias	53.0
Chemicals	Mexico	23.6
Polypropylene	Paulínia	39.7
Polyethylene	Triunfo	30.5
Polyethylene	Camaçari	24.5
Polyethylene	Cubatão	17.6
Polyethylene	Santo André	15.8
Polyethylene	Duque de Caxias	15.0
Polyethylene	Mexico	14.9
Polypropylene	La Porte, Texas	87.0
Polypropylene	Neal, West Virginia	27.1
Polypropylene	Mauá	15.8
Polypropylene	Duque de Caxias	15.0
Polypropylene	Camaçari	13.2
Polypropylene	Triunfo	10.0
Polypropylene	Marcus Hook, Pennsylvania	6.9
Polypropylene	Freeport, Texas	8.9
Polypropylene	Seadrift, Texas	2.5
Polypropylene	Schkopau, Germany	3.7
Polypropylene	Wesseling, Germany	26.0
Caustic soda/chlorine	Maceió	15.0
PVC/caustic soda(2)/chlorine(2)	Camaçari	12.6
PVC	Marechal Deodoro	186.7
Distribution Center	Vila Prudente/Capuava	3.2

(1)	One hectare equals 10,000 square meters.
(2)	In January 2020, Braskem announced the permanent shutdown of its chlor-alkali production facility located in Camaçari, in the State of Bahia. The shutdown is explained by the end of the facility’s useful life and started in April 2020, following the applicable safety standards and seeking to protect people, local communities and the environment.

We believe that all of our operating facilities are in good operating condition. As of December 31, 2020, the consolidated net book value of our property, plant and equipment was R$35,929.1 million.

The following properties are mortgaged or pledged to secure certain of our financial transactions: (1) our chemicals plant, our polypropylene plant and our polyethylene plant located in the Southern Complex; (2) our chlor-alkali plant and PVC plant located in the Northeastern Complex; (3) our chemicals plant, polypropylene plant and polyethylene plant located in the State of São Paulo; (4) our chlor-alkali plant and PVC plant located in the State of Alagoas; (5) our chemicals plant, our polyethylene plant and our polypropylene plant located in the Rio de Janeiro Complex; and (6) our chemical plant and our polyethylene plants located in Mexico.

Insurance

In addition to the policies described below for our Brazilian and international operations, we maintain other insurance policies for specific risks, including general and product liability, directors and officers liability, workers’ compensation, marine cargo and charterer’s liability insurance, among others.

We believe that our insurance coverage is reasonable in amount and consistent with industry standards applicable to chemical companies operating globally.

Operations in Brazil, Mexico, the United States and Germany

We carry insurance for all our plants against material damage and consequent business interruption through comprehensive “all risk” insurance policies.

The “all risks” insurance program for our plants provides for a total replacement value of US$36.4 billion for property damage. This insurance program is underwritten through separate policies in Brazil, Mexico, the United States and Germany by large insurance companies. The leading insurers are Mapfre (rating S&P BBB+), HDI (rating S&P AA-), Inbursa (rating S&P AAA) and Great Lakes (rating S&P AA-). These policies are valid until October 2021.

Set forth is a table with additional information related to our all risk insurance policies.

Policy / Region US$ bn	Value at risk — Property Damage	Combined Property Damage and Business Interruption Limit	Comments
Brazil	28.0	3.5	—
Mexico(1)	5.7	2.7	—
USA and Germany	2.7	0.65	Limit increased from US$500 million to US$655 million after Delta inception

(1)	Includes coverage for acts of terrorism, except for Brazil.

Our policies provide coverage for losses that arise from accidents caused by or resulting from fire, explosion and machinery breakdown, among others, and consequential business interruption, with maximum indemnity periods ranging from 12 to 34 months, depending on the plant and/or coverage.

As part of our program, we also have general and products liability insurances for our operations, which cover losses for damages to third parties caused by our operations and products. Additionally, Braskem has coverage for environmental liabilities and remediation activities such as clean-up costs. These policies are capped at US$50 million for Mexico, US$50 million for Brazil and US$25 million for the United States and Germany (coverage is included in the general and umbrella liability policies).

New projects can be covered for construction/erection all risks under the existing Property policies or through a standalone project-specific policy.

We have relevant exposure to operational risks, and our insurance policy requires coverage to be contracted through a complex insurance program involving multiple insurers and reinsurers in the commercial market, which have limited and variable capacity to offer insurance policies over time. In order to seek alternatives for the composition of hedges, the possibility of transferring operational risks through the mutual insurer “OIL” was identified. OIL is the global leader in the energy sector, including oil and gas, refining, chemical and petrochemicals, electric power and mining, and holds a total of US$3 trillion in insured assets and has a portfolio of selected participants. In addition to providing a stable capacity to Braskem, OIL has a structure in which there is reciprocal cooperation among the insured companies participating in a known risk environment, in addition to a lower administrative cost compared to the commercial insurance market, providing less volatile and potentially more competitive premiums.

Compliance

We have adopted a Code of Conduct, a Compliance System Policy and an Anti-corruption Policy, and several internal directives designed to guide our management, employees and counterparties and reinforce our principles and rules for ethical behavior and professional conduct. We maintain an Ethics Line managed by a third party available for employees and non-employees. Every whistleblower complaint is investigated by the compliance team and submitted for evaluation by our Ethics Committee and/or our Compliance Committee.

As of December 31, 2020, we identified ineffective information technology controls (GITCs) over the scale systems that generate the weighted quantities of product sold for certain sales that resulted in a material weakness. These ineffective controls were due to an insufficient complement of resources to timely complete an effective risk assessment process and implement controls.

The material weakness did not result in a misstatement of the consolidated financial statements.

See “Item 15. Controls and Procedures.” Our management is actively engaged in the development and implementation of remediation efforts to address the material weakness described above.

In addition, we have implemented and improved procedures and control activities across all areas of the Company, which allowed us to resolve most of the material weaknesses described in our 2019 annual report on Form 20-F. In 2020, the following actions were performed to address the material weaknesses described in our 2019 annual report:

•	Control environment, risk assessment, information and communication and monitoring

The internal control department hired experienced resources and redesigned its structure to provide more focus and coverage over the internal control environment. Management performed and documented an extensive risk assessment over the Company and its processes. This activity provided a better perspective on where the Company should focus on designing and implementing controls, training the involved teams and addressing process improvements. The implementation of these activities resulted in the remediation of the material weakness in these overall components reported in our 2019 annual report except for the material weakness noted above.

•	Ineffective design and operation of GITCs over certain ancillary IT operating systems and completeness and accuracy of ERP reports

Our IT department leveraged the risk assessment executed over Company processes and systems to design and implement the necessary set of controls to provide an adequate coverage level of the risks related to these ancillary systems. Controls over user access, change management and IT operations are being executed and monitored by the IT team. These controls were tested and found to be effective during our management assessment cycle completed in 2020.

Our management also implemented controls to assess the key reports extracted from the ERP system, excluding the scales system, used to perform the control activities. Controls over the accuracy and completeness of each report were implemented and successfully tested by our management.

•	Ineffective design and operation of controls within the financial reporting process:

Our management hired new employees with expertise and skills to design, implement and execute controls focused on financial reporting, non-routine transactions and consolidation process that provide a higher standard over the preparation and quality of the Company’s financial statements. Also, the Shared Services group designed and implemented a process and controls to ensure that manual journal entries were being correctly recorded, supported and tracked by management. These controls were tested by management and operating effectively at December 31, 2020.

•	Ineffective operation of legal contingences controls:

The Legal team improved its controls focused on the legal contingency confirmation process. The implemented procedures, controls and the documentation ensure the completeness of the assessment and the quality of the results obtained from the confirmation process.

•	Ineffective operation of controls over the purchase of and payment for legal services:

The Procurement and Legal teams worked together during 2020 to redesign the process of sourcing of legal services. This process is now executed by the procurement team as is executed for other services categories. This action provided adequate segregation of duties between procurement and payment activities.

Therefore, as of December 31, 2020, we concluded that the material weaknesses described in our annual report on Form 20-F for the year ended December 31, 2019 has been remediated. See “Item 15. Controls and Procedures.”

Item 4A.	Unresolved Staff Comments

Not Applicable.

Item 5.	Operating And Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties, in particular with respect to the COVID-19 pandemic and related impacts on our historical and future results of operations and financial condition. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

Our results of operations for the years ended December 31, 2020, 2019 and 2018 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•	GDP growth in the regions where we operate, including as follows:
o	Brazil’s GDP, which contracted 4.1% in 2020, as compared to a 1.1% expansion in 2019 and 1.1% in 2018, which affected the demand for our products and, consequently, our sales volume;
o	the U.S. GDP, which contracted 3.4% in 2020, as compared to a 2.3% expansion in 2019 and 2.9% in 2018, which affected the demand for our products and, consequently, our sales volume;
o	Europe’s GDP, which contracted 7.2% in 2020, as compared to a 1.2% expansion in 2019 and 2.2% in 2018, which affected the demand for our products and, consequently, our sales volume;
o	Mexico’s GDP, which contracted 8.5% in 2020, as compared to a 0.1% contraction in 2019, and a 2.1% expansion in 2018, which affected the demand for our products and, consequently, our sales volume; and
o	according to the IMF, because of the adverse effects of the COVID-19 pandemic on the economy of several countries, the world’s GDP and the GDP of Brazil, the United States, Europe and Mexico shrank significantly in 2020, leading to an economic contraction and a recession in these countries or regions;
•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;
•	the international market price of naphtha, our principal raw material, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which has experienced volatility during the three years ended December 31, 2020, fluctuating in a range between US$140 and US$528 per ton during 2020, US$447 and US$563 per ton during 2019 and US$463 and US$676 per ton during 2018;
•	the average domestic prices of our principal products expressed in U.S. dollars, which fluctuate to a significant extent based on international prices for these products and which also have a high correlation to our raw material costs;
•	our crackers’ capacity utilization rates, which decreased in 2020 as a result of the: (i) lower utilization rate of the cracker in Rio Grande do Sul due to unscheduled shutdowns at the PE integrated unit in the first quarter of 2020; and (ii) weaker demand for resins and main chemicals as a result of the COVID-19 pandemic significantly impacted economic activity and markets around the world;
•	government industrial policy;
•	changes in the real/U.S. dollar exchange rate, including the depreciation of the real against the U.S. dollar by 28.9% in 2020, 4.0% in 2019 and 17.1% in 2018.
•	the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the LIBOR rate, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;
81

•	the inflation rate in Brazil, which was 23.1% in 2020, 7.7% in 2019 and 7.1% in 2018, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and
•	the tax policies and tax obligations.

Our financial condition and liquidity is influenced by various factors, including:

•	our ability to generate cash flows from our operations and our liquidity;
•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;
•	our ability to continue to be able to borrow funds from international and Brazilian financial institutions and to sell our debt securities in the international and Brazilian securities markets, which is influenced by a number of factors discussed below, including the adverse effect of the COVID-19 pandemic on the world economy and our business, financial condition and results of operations;
•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and
•	the requirement under Brazilian Corporate Law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our previous year adjusted net income, unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders.

Recent Developments

Geological Event in Alagoas

On January 6, 2021, settlements were ratified by Court with the termination of the public-interest civil actions related to the compensation of the residents (“ACP of Residents”) and to the socio-environmental remediation (“ACP Socio-environmental”), regarding the Company. As provided for in the settlement agreement to dismiss the ACP Socio-environmental, the Alagoas State Prosecutor’s Office (Ministério Público do Estado de Alagoas) dismissed, on January 21, 2021, the Investigation Proceedings related to urban damages, with the consequent filing of an administrative procedure to monitor and supervise the compliance with said settlement agreement.

In February 2021, the Brazilian Company of Urban Trains (Companhia Brasileira de Trens Urbanos, or “CBTU”) filed a claim against Braskem seeking the payment of damages in the amount of R$222.1 million and the imposition of other obligations, including the construction of a new rail line to substitute the stretch that passes through the vacated area. CBTU attributes to the claim the approximate amount of R$1.3 billion. For more information, “Item 8. Financial Information—Legal Proceedings—Alagoas – Mining Activities.” In February 2021, ANM accepted our motion requesting that ANM reconsider its order directing the implementation of additional measures for the mine closure plan proposed by the Company.

Exclusion of ICMS from PIS and COFINS calculation base

In February 2021, a final and unappealable decision was issued in connection with lawsuits of the Company involving the exclusion of ICMS tax from the PIS/COFINS tax calculation base, which represents the approximate amount of R$1.1 billion to be recognized in the first quarter of 2021, as federal tax credits. For further information, see “Item 8. Key Information—Tax Proceeding—Exclusion of ICMS from PIS and COFINS calculation base.”

Redemption of the perpetual bonds

Due to our strong cash position and with the purpose of reducing our gross debt, we fully redeemed our 7.375% Perpetual Bonds in March 2021 in the outstanding principal amount of US$500.0 million.

Braskem Idesa

In the first quarter of 2021, Braskem Idesa entered into the following agreements under a strict reservation of all rights: (i) a memorandum of understanding with Pemex TRI setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and (ii) a natural gas transport service agreement with Cenagas for a term of 15 years, which is conditioned upon the execution of the definitive agreement referenced in item (i) above. Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had unilaterally terminated gas supply to Braskem Idesa in December 2020. The existing ethane supply agreement between Braskem Idesa and Pemex TRI has not been modified and remains in full force and effect. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders and creditors.

For further information, see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico” and “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on services and products supplied by Mexican state-owned company.”

Impact of the Novel Coronavirus (COVID-19) on our Business and Results of Operations

We have closely monitored the effects of the COVID-19 pandemic on our business and the communities in the regions in which we operate.

On March 20, 2020, we formed a crisis committee to establish procedures focusing on the health and safety of our employees and the continuity of our operations. To that end, we adopted the following measures: (i) ordered all of our employees and contractors who were most vulnerable to COVID-19 to work remotely until criteria for a safe return to their worksite were met; (ii) ordered all of our employees and contractors who were not directly related to the safe continuity of our operations to work remotely until criteria for a safe return to their worksite were met; (iii) reduced the number of employees and contractors working at our industrial plants and prioritized operations with fewer people, while ensuring that all rules relating to ensuring personal safety and operational reliability were followed; (iv) restricted visits by non-routine third parties and suppliers to our facilities; (v) created agendas jointly with our customers and local communities to assess whether products on our portfolio could be used to help fight the COVID-19 pandemic; and (vi) created, implemented and monitored the indicators of the Plan for Safe Return to Braskem plants and offices.

Also, in line with our core safety value, we started to operate our industrial plants with reduced teams. The reduction of approximately 50% in the number of industrial team members and contractors allowed us to keep teams safe while maintaining the reliability of our operations.

During the second quarter of 2020, the capacity utilization rates of our plants in Brazil and the United States were temporarily reduced to 70% and 90%, respectively, to adjust to the weaker demand for our products and to the destocking trend in the petrochemical and plastics production chains. The capacity utilization rates followed market demand and export opportunities that arose in other regions, especially with the restart of economies in Asia, which occurred before other regions of the world.

During the third quarter of 2020, there was strong recovery in demand for resins in Brazil and in the United States that led the capacity utilization rates of the petrochemical plants to return to normal levels. In the fourth quarter of 2020, the demand for resins remained strong and the capacity utilization rates in Brazil and the United States remained at levels similar to those of the previous quarter.

In Europe and Mexico, the capacity utilization rates returned to their normal levels in the second quarter of 2020, following the gradual recovery in demand, resulting in capacity utilization rates of 83% and 80%, respectively. With regard to the fourth quarter of 2020, despite the recovery in demand that began in the previous quarter, the capacity utilization rate in Europe was 64% due to the scheduled shutdown of our European plant.

We have also taken a series of measures to preserve liquidity in order to maintain our financial strength and business resilience, such as:

•	drawdown of our revolving credit facility in the amount of R$5.2 billion in April 2020, which comes due in 2023; at the end of July 2020, we prepaid the facility in full, in an amount corresponding to R$5.5 billion;
•	issuance of bonds in the international market by the subsidiary Braskem Netherlands Finance B.V., in July 2020, in the amount of US$600 million (R$3.2 billion);
•	reduction of fixed costs by approximately 9% compared to the same period of 2019;
•	reduction of planned investments for 2020 from R$3.8 billion to US$2.8 billion;
•	postponement of payment of social contributions in Brazil; and
•	working capital optimizations.

We also took the following actions with respect to our clients and business partner companies: (i) transformed chemicals and plastic resins into essential items to combat the novel coronavirus (COVID-19), especially surgical masks, packaging for liquid and gel alcohol, bleach, and 3D printing of rods for protection masks; (ii) donated LPG (cooking gas) to field hospitals; (iii) took action to support clients and supply chains, especially small and midsized companies; and (iv) donated hygiene kits and basic food baskets to affected communities around our plants.

During periods in which the Brazilian real depreciates significantly against the U.S. dollar, we are subject to an adverse effect from exchange variation on our debt, a part of which we recognize in our results for the period and a part of which is incorporated into our equity through the hedge accounting mechanism. In 2020, the Brazilian real depreciated 28.9% against the U.S. dollar.

Due to the uncertainties arising from the COVID-19 pandemic, we are unable to accurately predict its impacts on our financial position and results of operations and those of our subsidiaries. Following the recovery in demand for resins, we do not currently expect to make any additional provisions for impairment testing of our assets in the near future arising from a scenario of demand constraints.

See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Petrochemical Industry—Global or regional health pandemics or epidemics, including the novel coronavirus (COVID-19), could negatively impact our business, financial condition and results of operations.”

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018 in accordance with IFRS, as issued by the IASB.

Operating Segments and Presentation of Segment Financial Data

We made changes to our organizational structure with a view to capturing synergies in all regions in which we operate for a more integrated operating performance. As a result of these changes, our management revised the structure of our internal reporting with a focus on our petrochemical operational expansion and internationalization with a view to simplifying and streamlining the work and decision-making processes, which led us to adopt a new structure for petrochemical reporting segments by region. As from January 1, 2020, our three reporting segments are as follows:

•	our Brazil Segment includes:
o	our production and sale of chemicals at the chemical complex located in Camaçari, in the State of Bahia, or the Northeastern Complex, the chemical complex located in Triunfo, in the State of Rio Grande do Sul, or the Southern Complex, the chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex and the chemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex, and our supply of electricity produced at these complexes to second generation producers, including producers owned or controlled by us;
84

o	the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene produced by us in Brazil; and
o	our production and sale of PVC and caustic soda.
•	The Brazil Segment accounted for net revenue of R$40,794.4 million, or 68.7% of our consolidated net revenue of all reportable segments, including net revenue to our other business units;
•	our USA and Europe Segment, which includes our production, operations and sale of polypropylene in the United States and Germany. This segment accounted for net revenue of R$14,638.7 million, or 24.6% of our consolidated net revenue of all reportable segments, including net revenue to our other business units; and
•	our Mexico Segment, which includes our production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico. This segment accounted for net revenue of R$4,000.8 million, or 6.7% of our consolidated net revenue of all reportable segments, including net revenue to our other business units.

Significant Accounting Policies

The presentation of our financial condition and results of operations in conformity with IFRS requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following significant accounting policies under IFRS:

•	Impairment of property, plant and equipment and intangible assets. Our goodwill balance as of December 31, 2020 was R$2,058.9 million. The recoverable value of property, plant and equipment and intangible assets (other than goodwill based on expected future profitability) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable value of goodwill based on expected future profitability is reviewed for impairment on an annual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (1) an asset’s fair value less costs to sell; and (2) its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows that are cash-generating units (CGU). Property, plant and equipment and intangible assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. Our impairment tests of goodwill consider the operations at the (1) Southern Petrochemical Complex, (2) Northeastern Petrochemical Complex and (3) vinyls operations that are part of our Brazil Segment.

As of December 31, 2020, assets were grouped according to the following CGUs:

Brazil:

•	CGU Northeastern petrochemical complex (NE): comprises assets of the ethylene and PE plants located in the Northeast region;
•	CGU Vinyls: represented by assets of PVC and chloride soda plants located in Brazil;
•	CGU Southern petrochemical complex (South): comprises assets of the ethylene, propylene, PE and PP plants, located in the South region;
85

•	CGU Rio de Janeiro petrochemical complex (RJ): comprises assets of the ethylene, propylene, PE and PP plants, located in the state of Rio de Janeiro;
•	CGU São Paulo petrochemical complex (SP): comprises assets of the ethylene and PE plants, located in the cities of Santo André and Cubatão, in the state of São Paulo;
•	CGU Paulínia: comprises assets of the PP plant located in Paulínia, in the state of São Paulo;
•	CGU ABC greater São Paulo region: comprises assets of the PP plant located in the state of São Paulo;

United States and Europe:

•	CGU Polypropylene USA: there are five PP plants located in the United States, the assets of each plant represent a CGU;
•	CGU Polypropylene Europe: there are two PP plants located in Germany, the assets of each plant represent a CGU;

Mexico:

•	CGU Mexico: comprised of assets of the ethylene and PE plants located in Mexico.

On December 31, 2020, the Company tested the balances of goodwill shown in the table below for impairment:

Goodwill
(in thousands of reais)
CGU
Southern petrochemical complex	1,390,741
Northeastern petrochemical complex	475,780
Vinyls operations	192,353

The determination of value in use involves judgments and assumptions to determine the discounted cash flow as described in note 3.2.2(b) to our audited consolidated financial statements. The WACC used was 9.99% p.a. and the inflation rate considered for perpetuity was 2.76%.

Given the potential impact on cash flows of the “discount rate” and “perpetuity,” the Company conducted a sensitivity analysis based on changes in these variables, considering +0.5% on discount rate and –0.5% on perpetuity. Based on the analyses conducted by our management, there was no need to record impairment losses for the balances of these assets in the year ended December 31, 2020.

	+0.5% on discount rate	–0.5% on perpetuity
	(in thousands of reais)
CGU
Southern petrochemical complex	30,218,367	31,168,593
Northeastern petrochemical complex	13,745,276	14,209,808
Vinyls operations	1,930,200	2,029,886

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

We did not record any impairment charges in the years ended December 31, 2020, 2019 and 2018.

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

•	Useful life of long-lived assets. We recognize the depreciation of long-lived assets based on their estimated useful life, which in turn is based on the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and prospects of technological assets obsolescence. However, the actual useful life can vary based on the current state of technologies at each unit. The useful life of the long-lived asset also affects the impairment testing. The determination of such impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value. We do not believe that there are any indications of material change in the estimates and assumptions used in the calculation or the impairment losses of long-lived assets. However, if the actual results are not consistent with the estimates and assumptions used in the future cash flows estimating the fair value of the assets, we could be exposed to potentially significant losses.

New or revised pronouncements

New accounting standards currently in force:

•	Rental concessions related to COVID-19 (amendments to IFRS 16);
•	Definition of a Business (amendments to IFRS 3);
•	Definition of Material (amendments to IAS1 and IAS 8);
•	Interest Rate Benchmark Reform (amendments to IFRS 9, IAS 39, and IFRS 7).

There was no significant impacts on our financial statements due to such amendments.

A series of new standards are effective for annual periods beginning after January 1, 2020. We did not adopt these standards early in the preparation of our financial statements. The following new or amended standards are not expected to have a significant impact on our financial statements:

•	Onerous Contracts: costs to perform a contract (amendments to IAS 37);
•	Property, Plant and Equipment: revenue before the planned use (amendments to IAS 16);
•	Reference to the Conceptual Structure (amendments to IFRS 3);
•	Classification of Liabilities under Current or Non-Current (amendment to IAS 1);
•	Annual improvements to IFRS Standards 2010-2020;

•	Interest Rate Benchmark Reform – Phase 2 (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16).

The amendments address issues that might affect financial reporting as a result of the reform of an interbank offered rate (IBORs), including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief for certain requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16 relating to: (i) changes in the basis for determining contractual cash flows of financial assets, financial liabilities, and lease liabilities; and (ii) hedge accounting.

(i) change in the basis for determining contractual cash flows: The amendments will require an entity to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability. As of December 31, 2020, the Company had loans whose interest rates are based on LIBOR, as disclosed in Note 16 to our financial, and will be subject to IBOR reform. We expect that the benchmark interest rate of these loans will be changed to Security Overnight Financing Rate (SOFR”) until 2023.

(ii) Hedge accounting

The amendments provide exceptions to the hedge accounting requirements in the following areas:

- Allow amendment of the designation of a hedging relationship to reflect the changes required by the reform.

- When a hedged item in a cash flow hedge is amended to reflect the changes required by the reform, the amount accumulated in the cash flow hedge reserve is deemed to be based on the alternative benchmark interest rate applied to the hedged item.

As of December 31, 2020, we had cash flow hedges based on the LIBOR. We expect that indexation of the hedged items and hedging instruments to sterling LIBOR will be replaced by Sterling Overnight Interbank Average Rate (“SONIA”) in 2021 (please see to note 4.1 to our financial statements). Whenever the replacement occurs, we expect to apply the amendments relating to hedge accounting. However, there are uncertainties as to how and when a replacement may occur. We do not expect the amounts accumulated in the cash flow hedge reserve will be reclassified immediately to the profit or loss due to the transition to IBOR.

(iii) Disclosures

The amendments will require the Company us to disclose additional information on the entity’s exposure to risks arising from the interest rate benchmark reform and the related risk management activities.

(iv) Transition

We plan to apply the amendments from January 1, 2021. The adoption will not affect the amounts reported for 2020 or prior periods.

Principal Factors Affecting Our Results of Operations

Growth of the GDP of the Countries in which we Operate and Domestic Demand for Our Products in Brazil

Our sales in Brazil represented 55.3% of our net revenue, including inter-segment sales, in the year ended December 31, 2020. We are significantly affected by economic conditions in Brazil and in the other countries in which we operate, and our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the GDP of Brazil, the United States, Europe and Mexico.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	December 31,
	2020	2019	2018	2017	2016

Brazilian GDP	(4.1)%	1.1%	1.1%	1.0%	(3.6)%
Brazilian apparent consumption of polyethylene	9.1%	2.5%	3.2%	4.8%	(1.3)%
Brazilian apparent consumption of polypropylene	7.5%	2.2%	1.9%	5.9%	1.1%
Brazilian apparent consumption of PVC	3.8%	1.4%	1.4%	(1.9)%	(2.3)%

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

In 2018, Brazil experienced a recovery in economic indicators and, as a result of stronger economic activity, Brazilian consumption volumes of thermoplastic resins increased by 1.9% for polypropylene and by 3.2% for polyethylene. The PVC market grew by 1.4% for the first time after four years of contraction.

In 2019, Brazil’s economy continued to recover and, as a result, Brazilian consumption volumes of thermoplastic resins increased by 2.2% for polypropylene and by 2.5% for polyethylene. The PVC market remained stable in relation to 2018.

In 2020, Brazil’s economy contracted because of the adverse effects of the COVID-19 pandemic. However the demand for certain products such as packaging, consumers goods and in the construction sector increased due to the restocking effect of the supply chains and, as a result, demand for Brazilian thermoplastic resins increased by 7.5% for polypropylene, 9.1% for polyethylene and 3.8% for PVC.

According to the IMF, because of the adverse effects of the COVID-19 pandemic on the economy of several countries, the world’s GDP and the GDP of Brazil, the United States, Europe and Mexico shrank significantly in 2020, leading to an economic contraction and a recession in these countries or regions.

Brazil’s Macroeconomic Environment

The following table shows data inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	December 31,
	2020	2019	2018	2017	2016
GDP growth / Reduction(1)	(4.1)%	1.1%	1.1%	1.0%	(3.6)%
Inflation (IGP-M)(2)	23.1%	7.3%	7.5%	(0.42)%	7.2%
Inflation (IPCA)(3)	4.5%	4.3%	3.7%	2.9%	6.2%
CDI rate(4)	1.9%	4.6%	6.40%	6.99%	13.6%
Appreciation (depreciation) of the real vs. U.S. dollar	28.9%	4.0%	17.1%	1.5%	4.3%
Period-end exchange rate—US$1.00	R$5.1967	R$4.0307	R$3.8748	R$3.3080	R$3.2591

Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)	Brazilian GDP according to Sistema IBGE de Recuperação Automática–SIDRA.
(2)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(3)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(4)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

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

Our consolidated U.S. dollar-denominated indebtedness represented 96.8% of our outstanding indebtedness as of December 31, 2020, including the secured debt related to our Mexico Complex. Without the latter, our U.S. dollar-denominated indebtedness represented 95.9% of our outstanding indebtedness.

As a result, when the real depreciates against the U.S. dollar:

•	the interest costs on our U.S. dollar-denominated indebtedness increase in reais, which adversely affects our results of operations in reais;
•	the amount of our U.S. dollar-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase; and
•	our financial expenses tend to increase as a result of foreign exchange losses that we must record, mitigated by our decision to designate, on May 1, 2013, October 10, 2017, February 2, 2019, May 2, 2019, November 1, 2019, December 31, 2019, January 2, 2020, and March 31, 2020, as part of our U.S. dollar-denominated liabilities as a hedge for our future exports.

Appreciation of the real against the U.S. dollar has the converse effects.

Export sales and sales by our USA and Europe Segment, which enable us to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of our U.S. dollar-denominated debt service obligations, but they do not fully match them. To further mitigate our exposure to exchange rate risk, we try, where possible, to enter into trade finance loans for our working capital needs, which funding is generally available at a lower cost because it is linked to U.S. dollar exports.

The real depreciated against the U.S. dollar from mid-2011 to early 2016, and again from early 2018 to 2020. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years, and a similar trend occurred during 2018 and 2019. On March 31, 2020, the real fell to the lowest level since the introduction of the currency, at R$5.1987 per US$1.00. Overall, in 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5%, to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.3080 per US$1.00. In 2018, the real depreciated 14.6 % against the U.S. dollar, ending the year at an exchange rate of R$3.8748 per US$1.00, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the Brazilian presidential elections held in October 2018. As of December 31, 2019, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per US$1.00 and, as of December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per US$1.00. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

During the year ended December 31, 2020, 44.7% of our net revenue was derived from sales of our products outside Brazil as compared to 45.5% during 2019 and 45.2% during 2018. Net revenue derived from sales outside Brazil increased by 10.0% during 2020, compared to 9.1% during 2019, and 13.4% during 2018.

During the year ended December 31, 2020, sales to customers in countries in the Americas (other than Brazil) accounted for 65.8% of our sales outside Brazil. During the year ended December 31, 2020, sales to customers in Europe accounted for 18.8% of our sales outside Brazil, and sales to customers in East Asia and Other accounted for 15.5% of our sales outside Brazil.

Sales outside Brazil are important to us for diversification purposes in relation to regional supply and demand balance, macroeconomic factors and the political environment. In line with our strategy, sales outside Brazil affect our financial performance by hedging our operations against risks linked to Brazil.

According to the IMF, because of the adverse effects of the COVID-19 pandemic on the economy of several countries, the world’s GDP and the GDP of the United States, Europe and Mexico shrank significantly in 2020, leading to an economic contraction and a recession in these countries or regions. As a result, our sales outside Brazil are expected to be adversely affected.

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
92

Several petrochemical companies have announced plans to build significant additional ethylene production capacity in the coming years, of which 62.6% is expected to be concentrated in Northeast Asia. According to external consulting firms such as IHS and other, 37.1 million tons of annual global ethylene capacity is scheduled to be commissioned between 2021 and 2025, including 18.9 million tons of annual capacity in China. According to IHS, the majority of the new capacity in China will be based on flexible feedstock, with naphtha as the main raw material but also with the option to crack natural gas liquids, gas oil and others. Additionally, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all.

In 2020, the COVID-19 pandemic has significantly impacted economic activity and markets around the world, and its severity, magnitude and duration are highly uncertain, rapidly changing and difficult to predict. According to the IMF, because of the adverse effects of the COVID-19 pandemic on the economy of several countries, the world’s GDP and the GDP of Brazil, the United States, Europe and Mexico shrank significantly in 2020, leading to an economic contraction and a recession in these countries or regions.

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

The year 2020 was marked by atypical uncertainties and volatilities and impacted mainly by extraordinary external factors, such as: the global spread of COVID-19, the lower global demand for fuels, impacting oil prices in the international market and the elections in the Unites States. Regarding the global petrochemical scenario, the dynamics observed were more positive than initially expected by external consultants in early 2020, with healthier spreads of thermoplastic resins in the international market in all regions where Braskem has productive capacity. In Brazil, the sharp drop in the price of naphtha during the months of March and April, influenced by the fall in the price of oil in the international market, was not accompanied by a similar decrease in resins prices, due to the rapid recovery of demand in the second half of 2020, driven mainly by demand from the packaging, construction, and hygiene and personal care sectors.

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

The price of ethane and propane in the Mont Belvieu region in Texas and Henry Hub in the United States is used as a reference for our costs of feedstock. Any future developments that affect the U.S. supply/demand balance for natural gas may adversely affect the Mont Belvieu and Henry Hub price of natural gas (including ethane, propane and butane) and increase our production costs or decrease the price of petrochemical products. External factors and natural disasters such as hurricanes, harsh winters or industry developments, such as shale gas exploration, may disrupt the supply of natural gas, thereby increasing the cost, which may materially adversely affect our cost of products sold and results of operations.

Effects on Cost of Products Sold

Naphtha is the principal raw material used by our chemicals operations that are part of our Brazil Segment. Naphtha and condensate accounted for 35.1% of our direct and indirect consolidated cost of products sold during 2020.

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

Our contracts with Petrobras provide for naphtha prices based on ARA quotations. The volatility of the quotation of this product in the international market, the real/U.S. dollar exchange rate, and the level of carbon disulfide, a contaminant of the naphtha that is delivered, also influence the price of naphtha that we purchase from Petrobras. We believe that these contracts have reduced the exposure of the cost of our first generation products to fluctuations in the ARA market price for naphtha.

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

	Year Ended December 31,
	2020	2019	2018

Ethylene	81%	85%	91%
Polyethylene	84%	85%	88%
Polypropylene	85%	89%	87%
PVC	63%	65%	76%
Polypropylene USA and Europe	89%	89%	87%
PE Mexico	74%	76%	77%

In 2020, average capacity utilization was affected by (i)lower utilization rate of the cracker in Rio Grande do Sul due to unscheduled shutdowns at the PE integrated unit in the first quarter of 2020; and (ii) weaker demand for resins and main chemicals as a result of the COVID-19 pandemic significantly impacted economic activity and markets around the world.

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

SUDENE – Income Tax Reduction

Since 2015, Braskem obtained favorable decisions in administrative proceedings and lawsuits claiming the reduction of 75% of CIT on income from the following industrial units: (i) PVC and chlor-alkali (cloro soda) units, established in the state of Alagoas; and (ii) Chemicals, PE, PVC and chlor-alkali units, established in the city of Camaçari (BA). It benefits legal entities with projects for the implementation, modernization or expansion of industrial enterprises. The realization period is 10 years. In 2020, the operations in Brazil recorded tax losses, therefore it was not possible to claim any deductions as tax incentives.

PRODESIN – ICMS Tax Incentive

Braskem has ICMS tax incentives by the state of Alagoas, through the state of Alagoas Integrated Development Program, or PRODESIN, which aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2020, the amount was R$68.9 million (R$67.8 million in 2019). As PRODESIN is considered an investment subsidy, it was allocated to our tax incentive reserve, pursuant to the Brazilian Corporate Law.

REIQ – PIS/COFINS Tax Incentive

The Brazilian chemical and petrochemical sector enjoyed an important achievement in 2013. The government, in response to one of the proposals elaborated by the Chemical Industry Competitiveness Council, approved the PIS and COFINS tax rates relief on raw material purchases by first and second generation producers, which serve various sectors of the economy. The measure aimed to restore some of the industry’s competitiveness, which was weakened by factors related to infrastructure, productivity, feedstock and energy costs and the exchange rate that pressured the chemical industry’s trade deficit, according to ABIQUIM, which ended 2020 at R$158.0 billion (US$30.4 billion). By 2020, we had a tax rebate of 3.65% (PIS and COFINS) on the acquisition of petrochemical raw materials.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased. The original program ended on December 31, 2013. In August 2014, the Brazilian government permanently reinstated Reintegra on a permanent basis and with variable rates that could vary by up to 5% of the revenue of the companies with exports. The refund tax rate was set at 0.1% in August 2014. In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree 8,543, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015, which remained in effect until December 31, 2016. On August 28, 2017, pursuant to Decree 9,148 that amended the Decree 8,543, the Reintegra rate increased to 2% effective, as of January 1, 2017 until December 31, 2018. However, on May 30, 2018, the Brazilian government issued Decree No. 9,393, decreasing the refund rate to 0.1%, effective June 1, 2018, for an undefined term.

Pricing and Tariffs

We set prices for ethylene, the principal first generation petrochemical product that we sell to third-party second generation producers, by reference to international market prices. See “Item 4. Information on the Company—Chemicals Operations that are Part of our Brazil Segment—Sales and Marketing of Our Chemicals Operations that are Part of our Brazil Segment.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

Second generation producers, including us, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. Tariffs on imports of first generation petrochemical products are between 0% and 4%, and tariffs on polyethylene, polypropylene and PVC resins are 14.0%. In December 2020, the Brazilian government temporarily reduced to 4%, for an initial period of three months, and a quota of 160,000 tons, the import tariffs levied on imports of PVC resins from countries that do not benefit from preferential import rates in Brazil.

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Ecuador, Israel, Peru and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension PVC from Mexico and Egypt are subject to reduced tariffs of 11.2% and 7%, respectively, due to trade agreements.

Also, imports of suspension PVC from the United States and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX. Since 2008, imports of suspension PVC from China have also been subject to antidumping duties of 21.6%. Such duties have been temporarily suspended since August 2020. Imports of suspension PVC from South Korea were subject to antidumping duties ranging between 0% and 18.9%, depending on the producer, between 2008 and August 2020, when they were terminated. The duties imposed on imports from the United States and Mexico are scheduled to expire in November 2021, while the duties imposed on imports from China will expire in 2025.

Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on polypropylene imports from the United States, which was extended in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on polypropylene imports from South Africa, India and South Korea of 16.0%, 6.4% to 9.9%, and 2.4% to 6.3%, respectively. The duties imposed on imports of polypropylene from the United States are scheduled to expire in September 2021. In December 2020, the Brazilian government extended the anti-dumping duties imposed on polypropylene imports from India, reduced the anti-dumping duties for South Africa to a range from 4.6% to 16% and terminated the duties applied against South Korea. The current anti-dumping duties applied on imports from South Africa and India are set to expire in December 2025.

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

In 2020, 32% of Brazilian polyethylene, polypropylene and PVC resins were imported products, which reflected an 11% annual increase in the volume of resins imported.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2020, our total outstanding consolidated indebtedness was R$54,027.5 million (US$10,396.5 million), including R$12,059.2 million (US$2,320.6 million) in connection with the secured debt related to our Mexico Complex. The level of our indebtedness results in significant financial expenses that are reflected in our statement of profit or loss. Financial expenses consist of interest expense, exchange variations of U.S. dollar and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 33 to our audited consolidated financial statements. In the year ended December 31, 2020, we recorded total financial expenses, net of R$9,611.9 million, of which R$2,928.8 million consisted of interest expenses. In addition, we recorded a loss of R$5,298.7 million in connection foreign exchange variation on our financial assets and liabilities. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and our risk assessments, our industry and the Brazilian economy made by our potential lenders, potential purchasers of our debt securities and the rating agencies that assess us and our debt securities.

Effect of Taxes on Our Income

We are subject to a variety of generally applicable federal and state taxes in multiple jurisdictions on our operations and results. We are generally subject to Brazilian federal income tax at 25% (including surtax), combined with Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido – CSLL) at 9%, totalizing an effective rate of 34%, which is the standard corporate tax rate in Brazil.

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

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

•	Braskem Europe (Germany): 31.18%;
•	Braskem America and Braskem America Finance (United States): 21.00%;
•	Braskem Argentina (Argentina): 30.00%;
•	Braskem Petroquímica Chile (Chile): 27.00%;
•	Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc Netherland (The Netherlands): 25.00%; and
•	Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Sofom (Mexico): 30.00%.

Our export sales are currently exempt from (1) PIS (2) COFINS, a federal value-added tax, (3) the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, and (4) ICMS.

Statement of Profit or Loss

The discussion of the results of our segments is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our Chief Operating Decision Maker uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our accounting records maintained in accordance with IFRS, and reflected in our audited consolidated financial statements.

	Year Ended December 31, 2020
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net	Operating (loss) profit
	(in millions of reais)
Brazil	40,794.4	(32,498.0)	8,296.4	(1,471.7)	—	(7,082.6)	(257.9)
USA and Europe	14,638.7	(12,337.5)	2,301.2	(721.2)	—	(82.7)	1,497.3
Mexico	4,000.8	(3,075.0)	925.8	(436.9)	—	(364.3)	124.7
Total segments	59,433.9	(47,910.5)	11,523.4	(2,629.8)	—	(7,529.6)	1,364.1
Other segment(1)	302.4	(188.4)	114.0	63.9	(19.4)	(0.3)	158.2
Corporate unit(2)	—	—	—	(1,493.5)	—	359.1	(1,134.4)
Reclassifications and eliminations(3)	(1,192.7)	767.4	(425.3)	(17.3)	—	(17.1)	(459.7)
Consolidated	58,543.5	(47,331.4)	11,212.1	(4,076.7)	(19.4)	(7,187.9)	(71.9)

(1)	Represents income (expenses) of Braskem that are not allocated to any particular segment.
(2)	Includes the amount of R$0.3 million related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (note 10(c) to our audited consolidated financial statements).
(3)	Eliminations consist primarily of inter-segment sales, which are made in similar terms as arm’s length transactions.

	Year Ended December 31, 2019
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net	Operating (loss) profit
	(in millions of reais)
Brazil	39,142.6	(35,245.9)	3,896.6	(1,852.9)	—	(4,151.9)	(2,108.2)
USA and Europe	10,044.3	(8,217.5)	1,826.7	(525.7)	—	(23.9)	1,277.2
Mexico	3,051.4	(2,504.0)	547.4	(351.2)	—	324.7	520.9
Total segments	52,238.3	(45,967.5)	6,270.8	(2,729.8)	—	(3,851.1)	(310.1)
Other segment(1)	296.3	(188.3)	108.0	40.3	10.2	4.2	162.6
Corporate unit(2)	—	—	—	(1,533.6)	—	1,773.3	239.7
Reclassifications and eliminations(3)	(211.0)	276.7	65.7	(39.3)	—	35.1	61.4
Consolidated	52,323.5	(45,879.1)	6,444.4	(4,262.4)	10.2	(2,038.5)	153.7

(1)	Represents income (expenses) of Braskem that are not allocated to any particular segment.
(2)	Includes the amount of R$1,904.2 million related to PIS and COFINS tax credits – exclusion of ICMS tax from the calculation base (note 10(c) to our audited consolidated financial statements).
(3)	Eliminations consist primarily of inter-segment sales, which are made in similar terms as arm’s length transactions.

	Year Ended December 31, 2018
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net	Operating (loss) profit
	(in millions of reais)
Brazil	42,078.2	(35,271.2)	6,807.0	(996.8)	—	(78.9)	5,731.3
USA and Europe	11,725.6	(9,195.7)	2,529.9	(464.6)	—	68.7	2,134.0
Mexico	4,408.8	(2,958.3)	1,450.5	(337.4)	—	322.1	1,435.2
Total segments	58,212.6	(47,425.3)	10,787.3	(1,798.7)	—	311.9	9,300.5
Other segment(1)	292.4	(173.6)	118.8	(33.7)	(0.9)	(0.1)	84.1
Corporate unit(2)	—	—	0.0	(1,807.0)	—	470.2	(1,336.8)
Reclassifications and eliminations(3)	(505.2)	1,022.2	517.1	24.9	—	(309.5)	232.4
Consolidated	57,999.9	(46,576.7)	11,423.2	(3,614.6)	(0.9)	472.5	8,280.2

(1)	Represents income (expenses) of Braskem that are not allocated to any particular segment.
(2)	Includes the amount of R$501.4 million (R$265.4 million in “net revenue” and R$236.0 million in “other operating income (expenses), net”) related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base.
(3)	Eliminations consist primarily of inter-segment sales, which are made in similar terms as arm’s length transactions.

In the following discussion, references to increases or declines in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

The following table sets forth our audited consolidated financial information for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019	% Change
	(in millions of reais)
Net revenue	58,543.5	52,323.5	11.9%
Cost of products sold	(47,331.4)	(45,879.1)	3.2%
Gross profit	11,212.1	6,444.4	74.0%
Income (expenses):
Selling and distribution	(1,852.1)	(1,783.5)	3.8%
(Loss) reversals for impairment of accounts receivable	(55.3)	(7.1)	n.m.
General and administrative	(1,917.9)	(2,224.2)	(13.7%)
Research and development	(250.6)	(247.7)	1.2%
Results from equity investments	(19.4)	10.2	n.m.
Other income	750.7	2,408.4	(68.8%)
Other expenses	(7,938.6)	(4,446.9)	78.5%
Operating profit (loss)	(71.9)	153.7	(146.8%)
Financial results:
Financial expenses	(4,913.4)	(3,882.8)	26.5%
Financial income	600.2	850.6	(29.4%)
Exchange rate variations, net	(5,298.7)	(1,724.5)	207.3%
Financial expenses, net	(9,611.9)	(4,756.8)	102.1%
(Loss) profit before income tax and social contribution	(9,683.8)	(4,603.1)	110.4%
Current and deferred income tax and social contribution	2,668.5	1,962.7	36.0%
(Loss) profit for the year from continuing operations	(7,015.3)	(2,640.4)	165.7%

n.m.: Not meaningful.

Net revenue

Net revenue increased by 11.9% or R$6,220.0 million, to R$58,543.5 million in 2020, from R$52,323.5 million in 2019, primarily as a result of: (1) a R$1,651.8 million, or 4.2%, increase in net revenue from our Brazil Segment, (2) a R$4,594.4 million, or 45.7%, increase in net revenue from our USA and Europe Segment, and (3) a R$949.4 million, or 31.1%, increase in net revenue from our Mexico Segment.

In 2020 and 2019, we did not have any revenue arising from transactions with any single client that was equal to or greater than 10% of our total net revenue. In 2020, the most significant revenue from a single client accounted for 2.2% of our total net revenue.

Net Revenue of Brazil Segment

Net revenue of our Brazil Segment increased by R$1,651.8 million, or 4.2%, to R$40,794.4 million in 2020, from R$39,142.6 million in 2019. Although resins and main chemicals sales volume decreased, as well as their international references (in US$/ton), net revenue of our Brazil Segment increased in 2020 compared to 2019, primarily as a result of the impact of the depreciation of the Brazilian real against the U.S. dollar between periods.

The table below sets forth information regarding the weighted average international prices of main chemicals and resins that are generally used as a reference for our Brazil Segment for the periods indicated:

International References[1]	Year Ended December 31,
	2020	2019	% Change
	(in US$/ton)
Main Chemicals(2)	617.4	827.9	(25.4)%
Resins(3)	880.4	917.3	(4.0)%

(1) Source: External consulting firm (spot price).

(2) Average prices weighted based on Braskem’s capacity production: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%).

(3) PE US (54%), PP Asia (33%) and PVC Asia (13%).

Net Revenue of USA and Europe Segment

Net revenue of our USA and Europe Segment, which includes our polypropylene assets in the United States and Europe, increased by 45.7%, or R$4,594.4 million, to R$14,638.7 million in 2020, from R$10,044.3 million in 2019, primarily as a result of: (i) higher sales volume of PP by our United States and Europe Segment; and (ii) the impact of the depreciation of the Brazilian real against the U.S. dollar between periods.

International References[1]	Year Ended December 31,
	2020	2019	% Change
	(in US$/ton)
PP US and Europe[2]	1,324.4	1,449.3	(8.6)%

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).

Net Revenue of Mexico Segment

Net revenue of the Mexico Segment increased by 31.1%, or R$949.4 million, to R$4,000.8 million in 2020, from R$3,051.4 million in 2019, primarily as a result of: (i) higher sales volumes of PE by our Mexico Segment; (ii) higher PE prices in North America due to strong demand, particularly for packaging applications; and (iii) the impact of the depreciation of the Brazilian real against the U.S. dollar between periods.

International References[1]	Year Ended December 31,
	2020	2019	% Change
	(in US$/ton)
PE US	870.2	868.2	0.2%

(1) Source: External consulting (spot price).

Cost of Products Sold and Gross Profit

Cost of products sold increased by 3.2%, or R$1,452.3 million, to R$47,331.4 million in 2020, from R$45,879.1 million in 2019, primarily as a result of: (i) higher sales volume of PP by our United States and Europe Segment; (ii) higher sales volume of PE by our Mexico Segment; and (iii) the impact of the depreciation of the Brazilian real against the U.S. dollar between periods.

Consolidated gross profit increased by 74.0%, or R$4,767.7 million, to R$11,212.1 million in 2020, from R$6,444.4 million in 2019, primarily as a result of: (i) the higher international price spreads for resins in Brazil, PP in Europe and PE in North America, mainly impacted by lower international prices of feedstocks; and (ii) the impact of the depreciation of the Brazilian real against the U.S. dollar between periods. Gross margin (gross profit as a percentage of net revenue) increased to 19.2% during 2020, from 12.3% during 2019.

Cost of Products Sold of the Brazil Segment

Cost of products sold of the Brazil Segment decreased by 7.8%, or R$2,747.9 million, to R$32,498.0 million in 2020, from R$35,245.9 million in 2019, primarily as a result of the lower international prices of key feedstocks in the international market. That drop in prices was influenced by the decline in oil and natural gas prices in the international market due to lower demand for fuels, which was partially offset by the impact of the depreciation of the Brazilian real against the U.S. dollar in the period.

International References[1]	Year Ended December 31,
	2020	2019	% Change
	(in US$/ton)
Naphtha ARA	355.0	505.3	(29.7)%
Ethane U.S.	140.7	160.5	(12.3)%
Propane U.S.	241.5	278.9	(13.4)%
EDC U.S.	241.2	285.4	(15.5)%

(1) Source: External consulting (spot price).

Gross profit of the Brazil Segment increased by 112.9%, or R$4,399.8 million, to R$8,296.4 million in 2020, from R$3,896.6 million during 2019, primarily as a result of: (i) the higher international price spreads for resins in Brazil; and (ii) the impact of the depreciation of the Brazilian real against the U.S. dollar between periods. Gross margin (gross profit as a percentage of net revenue) increased to 20.3% during 2020, from 10.0% during 2019.

Cost of Products Sold of USA and Europe Segment

Cost of products sold of the USA and Europe Segment increased by 50.1%, or R$4,120.0 million, to R$12,337.5 million in 2020, from R$8,217.5 million in 2019, which was the result of: (1) higher sales volume by our Europe and United States Segment, due to better industrial performance resulting in a higher availability of polypropylene for sale during the year; and (2) the impact of the Brazilian real depreciation against the U.S. dollar between periods.

International References[1]	Year Ended December 31,
	2020	2019	% Change
	(in US$/ton)
Propylene US and Europe[2]	760.4	877.7	(13.4)%

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: Propylene USA (72%) and Propylene Europe (28%).

Gross profit of the USA and Europe Segment increased by 26.0%, or R$474.4, to R$2,301.2 million during 2020, from R$1,826.7 million during 2019, primarily as a result of: (i) the higher international price spreads for PP in Europe; (ii) higher sales volume of PP by our United States and Europe Segment; and (iii) the Brazilian real depreciation against the U.S. dollar between periods. Gross margin (gross profit as a percentage of net revenue) decreased to 15.7% during 2020, from 18.2% during 2019.

Cost of Products Sold by Mexico Segment

Cost of products sold by the Mexico Segment increased by 22.8%, or R$571.0 million, to R$3,075.0 million in 2020, from R$2,504.0 in 2019, primarily as a result of: (i) higher sales volumes of PE by our Mexico Segment; and (ii) the impact of the depreciation of the Brazilian real against the U.S. dollar between periods.

International References[1]	Year Ended December 31,
	2020	2019	% Change
	(in US$/ton)
Ethane U.S.	140.7	160.5	(12.3)%

(1) Source: External consulting (spot price).

Gross profit of the Mexico Segment increased by 69.1%, or R$378.4, to R$925.8 million during 2020, from R$547.4 million during 2019, primarily as a result of: (i) the higher international price spreads of PE in North America; (ii) higher sales volume of PE by our Mexico Segment; and (iii) the impact of the depreciation of the Brazilian real against the U.S. dollar between periods. Gross margin (gross profit as a percentage of net revenue) increased to 23.1% during 2020, from 17.9% during 2019.

Selling and Distribution Expenses

Selling and distribution expenses increased by 3.8%, or R$68.6 million, to R$1,852.1 million in 2020, from R$1,783.5 million in 2019, primarily as a result of: (1) higher sales volumes of PP by our USA and Europe Segment; (2) higher sales volumes by our Mexico Segment; and (3) the impact of the depreciation of the Brazilian real against the U.S. dollar between periods.

(Loss) reversals for impairment of accounts receivable

(Loss) reversals for impairment of accounts receivable increased to an expense of R$55.3 million in 2020, from an expense of R$7.1 million in 2019. For more information related to our loss for impairment of accounts receivable, see note 7(i) to our audited consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

General and administrative expenses decreased by 13.7% or R$305.4 million, to R$1,918.7 million in 2020, from R$2,224.2 million in 2019, primarily as a result of lower expenses with: (1) consulting and legal fees to support the external monitorship related to our Global Settlement, which was concluded on March, 11, 2020, as announced; and (2) third party services related to the geological event in Alagoas.

Research and Development Expenses

Research and development expenses increased by 1.2%, or R$2.9 million, to R$250.6 million in 2020, from R$247.7 million in 2019, research and development expenses as a percentage of net revenue were 0.4% during 2020, as compared to 0.5% during 2019.

Results from Equity Investments

Results from equity investments decreased to a loss of R$19.4 million in 2020, from a profit of R$10.2 million in 2019, as a result of a decrease in the results of jointly-controlled investments, primarily Refinaria de Petróleo Rio-Grandense S.A., or RPR, and Borealis Brasil S.A., or Borealis. For more information related to our results of equity investments, see note 11(c) to our audited consolidated financial statements included elsewhere in this annual report.

Other Income

Other income decreased by 68.8%, or R$1,657.7 million, to R$750.7 million in 2020, from R$2,408.4 million in 2019 due to lower tax credits related to the Federal Supreme Court (STF) decision that ICMS tax should not be included in the calculation base of PIS/COFINS. The effects of the new amount recognized in 2020 was R$438.0 million, of which R$310.6 million was recorded under “Other operating income (expenses) and R$127.5 million under “Financial income,” compared to R$2,048.8 million in 2019, of which R$1.904.2 million was recorded under “Other operating income (expenses)” and R$207.5 million under “Financial income.” For more information related to the PIS/COFINS exclusion from the ICMS tax basis calculation, see note 10(c) to our audited consolidated financial statements included elsewhere in this annual report.

Other Expenses

Other expenses increased by R$3,491.7 million, to R$7,938.6 million in 2020, from R$4,446.9 million in 2019, primarily as a result of provisions related to the geological event in Alagoas totaling R$6,901.8 million in 2020 (R$3,383.1 million in 2019). For more information related to the provision related to the geological event in Alagoas, see note 20 to our audited consolidated financial statements included elsewhere in this annual report.

Operating Profit (Loss)

As a result of the foregoing:

•	operating profit on a consolidated basis decreased by 146.8%, or R$225.6 million, to an operating loss of R$71.9 million in 2020, from R$153.7 million in 2019 and as a percentage of net revenue, operating profit decreased to (0.1%) in 2020, from 0.3% in 2019.
103

•	operating loss of the Brazil Segment decreased by 87.8%, or R$1,850.2, to an operating loss of R$257.9 million during 2020, from R$2,108.2 million of operating loss during 2019 and the operating margin of the Brazil Segment decreased to a negative operating margin of 0.6% during 2020, from negative operating margin of 5.4% during 2019.
•	operating profit of the USA and Europe Segment increased by 17.2%, or R$220.1 million, to an operating profit of R$1,497.3 million during 2020, from R$1,277.2 million during 2019 and the operating margin of the USA and Europe Segment increased to 12.7% during 2020, from 10.32% during 2019; and
•	Operating profit of the Mexico Segment decreased by 76.1%, or R$396.2 million, to and operating profit of R$124.7 million during 2020, from R$520.9 million during 2019, and the operating margin of the Mexico Segment decreased to 3.1% during 2020, from 17.1% during 2019.

Financial Results

Financial expenses, net increased by 102.1%, or R$4,855.1 million, to R$9,611.9 million in 2020, from R$4,756.8 million in 2019.

Financial Expenses

Financial expenses increased by 26.5%, or R$1,030.6 million, to R$4,913.4 million in 2020, from R$3,882.8 million in 2019 due to: (i) the increase in borrowings to R$53,791.4 million in 2020, from R$38,998.7 million in 2019, mainly impacted by the depreciation of the Brazilian real against the U.S. dollar between periods, resulting in higher interest expense; and (ii) the impact of derivatives related to feedstocks operation.

Financial Income

Financial income decreased by 29.4%, or R$473.5 million, to R$600.2 million in 2020, from R$850.6 million in 2019, primarily as a result of the lower recognition of income related to PIS and COFINS claims originated in previous years ruled favorably by tax courts.

Exchange variations, net

Net exchange variations increased by 207.3%, or R$3,574.2 million, to a loss of R$5,298.7 million in 2020 from loss of R$1,724.5 million in 2019, explained by: (i) the higher expenses on the transition of the export hedge accounting that was initially recognized in the net equity; and (ii) the effect of the depreciation of the Brazilian real against the U.S. dollars in the period on the net exposure of the financial result not designated for hedge accounting.

Current and deferred

Income Tax and Social Contribution

Our income tax and social contribution was a benefit of R$2,668.5 million during 2020, as compared to a benefit of R$1,962.7 million during 2019. The effective tax rate applicable to our profit before income tax and social contribution was a negative rate of 27.6% in 2020, as compared to an effective tax rate applicable to our profit before income tax and social contribution that was a negative rate of 42.6% in 2019.

(Loss) profit for the year

As a result of the foregoing, we recorded a loss of R$7,015.3 million during 2020, as compared to a loss of R$2,640.4 million during 2019.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

The following table sets forth our audited consolidated financial information for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018	% Change
	(in millions of reais)
Net revenue	52,323.5	57,999.9	(9.8)%
Cost of products sold	(45,879.1)	(46,576.7)	(1.5)%
Gross profit	6,444.4	11,423.2	(43.6)%
Income (expenses):
Selling and distribution	(1,783.5)	(1,689.2)	5.6%
(Loss) reversals for impairment of accounts receivable	(7.1)	87.0	n.m.
General and administrative	(2,224.2)	(1,793.2)	24.0%
Research and development	(247.7)	(219.3)	13.0%
Results from equity investments	10.2	(0.9)	n.m.
Other income	2,408.4	1,027.2	134.5%
Other expenses	(4,446.9)	(554.7)	701.7%
Operating profit (loss)	153.6	8,280.2	(98.1)%
Financial results:
Financial expenses	(3,882.8)	(3,007.6)	29.1%
Financial income	850.6	589.1	44.4%
Exchange rate variations, net	(1,724.5)	(2,257.0)	(23.6)%
Financial expenses, net	(4,756.8)	(4,675.5)	1.7%
(Loss) profit before income tax and social contribution	(4,603.1)	3,604.7	n.m.
Current and deferred income tax and social contribution	1,962.7	(736.6)	n.m.
(Loss) profit for the year from continuing operations	(2,640.4)	2,868.2	n.m.

n.m.: Not meaningful

Net revenue

Net revenue decreased by 9.8%, or R$5,676.4 million, to R$52,323.5 million in 2019, from R$57,999.9 million in 2018, primarily as a result of (1) a R$2,935.6 million, or 7.0%, decrease in net revenue of our Brazil Segment, to R$39,142.6 million in 2019, from R$42,078.2 million in 2018; (2) a R$1,681.4 million, or 14.3%, decrease in net revenue of our USA and Europe Segment, to R$10,044.3 million in 2019, from R$11,725.6 million in 2018; and (3) a R$1,357.4 million, or 30.8%, decrease in net revenue of our Mexico Segment, to R$3,051.4 million in 2019, from R$4,408.8 million in 2018. Reclassifications and eliminations of net revenue of our segments in consolidation, decreased by 58.2%, or R$294.2 million, to R$211.0 million in 2019, from R$505.2 million in 2018.

In 2019 and 2018, we did not have any revenue arising from transactions with any single client that was equal to or greater than 10% of our total net revenue. In 2019, the most significant revenue from a single client accounted for 6.5% of our total net revenue.

Net Revenue of Brazil Segment

Net revenue of our Brazil Segment decreased by R$2,935.6 million, or 7.0%, to R$39,142.6 million in 2019, from R$42,078.2 million in 2018.

The table below sets forth information regarding the weighted average international prices of main chemicals and resins that are generally used as a reference for our Brazil Segment for the periods indicated:

International References[1]	Year Ended December 31,
	2019	2018	% Change
	(in US$/ton)
Main Chemicals(2)	827.9	1,014.9	(18.4)%
Resins(3)	880.4	1,159.6	(20.9)%

(1) Source: External consulting firm (spot price).

(2) Average prices weighted based on Braskem’s capacity production: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%).

(3) PE US (54%), PP Asia (33%) and PVC Asia (13%).

Net Revenue of USA and Europe Segment

Net revenue of our USA and Europe Segment decreased by 14.3%, or R$1,681.4 million, to R$10,044.3 million in 2019, from R$11,725.6 million in 2018, primarily as a result of lower availability of polypropylene for sale in Europe caused by lower utilization of the plants due to operational problems affecting the propylene supplier and the consequent shortage of feedstock at one of our plants.

International References[1]	Year Ended December 31,
	2019	2018	% Change
	(in US$/ton)
PP US and Europe[2]	1,449.3	1,763.1	(17.8)%

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).

Net Revenue of Mexico Segment

Net revenue of the Mexico Segment decreased by 30.8%, or R$1,357.4 million, to R$3,051.4 million in 2019, from R$4,408.8 million in 2018, due to lower polyethylene prices in the international market, which was the result of the decline in global demand associated with the startup of new shale-gas-based integrated polyethylene capacity in the United States.

International References[1]	Year Ended December 31,
	2019	2018	% Change
	(in US$/ton)
PE US	868.2	1,220.8	(28.9)%

(1) Source: External consulting (spot price).

Cost of Products Sold and Gross Profit

Cost of products sold decreased by 1.5%, or R$697.5 million, to R$45,879.1 million in 2019, from R$46,576.7 million in 2018, primarily as a result of a 10.6% decrease in the cost of products sold by our USA and Europe Segment. Reclassifications and eliminations of cost of products sold by our units calculated as part of our consolidation, decreased by 72.9% in 2019.

Consolidated gross profit decreased by 43.6%, or R$4,978.8 million, to R$6,444.4 million in 2019, from R$11,423.2 million in 2018. Gross margin (gross profit as a percentage of net revenue) decreased to 12.3% during 2019, from 19.7% during 2018.

Cost of Products Sold of Brazil Segment

Cost of products sold of our Brazil Segment decreased by 0.1%, or R$25.3 million, to R$35,245.9 million in 2019, from R$35,271.2 million in 2018, primarily as a result of a decrease in the international prices of the raw materials used by the Brazil Segment.

International References[1]	Year Ended December 31,
	2019	2018	% Change
	(in US$/ton)
Naphtha ARA	505.3	601.7	(16.0)%
Ethane U.S.	160.5	243.4	(34.1)%
Propane U.S.	278.9	548.1	(39.1)%
EDC U.S.	285.4	238.4	19.7%

(1) Source: External consulting (spot price).

Gross profit of the Brazil Segment decreased by 42.8%, or R$2,910.4 million, to R$3,896.6 million in 2019, from R$6,807.0 million during 2018, and gross margin (gross profit as a percentage of net revenue) decreased to 10.0% during 2019, from 16.2% during 2018.

Cost of Products Sold of USA and Europe Segment

Cost of products sold of the USA and Europe Segment decreased by 10.6%, or R$918.8 million, to R$8,217.5 million in 2019, from R$9,195.7 million in 2018, which was the result of: (1) the increased availability of propylene in the United States due to the high utilization rates of PDH plants and the higher use of natural gas liquids in crackers, and (2) the normalization of logistics constraints on propylene in Europe, which affected the region in the previous year due to low river levels.

International References[1]	Year Ended December 31,
	2019	2018	% Change
	(in US$/ton)
PP US and Europe[2]	877.7	1,183.1	(25.8)%

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).

Gross profit of the USA and Europe Segment decreased by 27.8%, to R$1,826.7 million during 2019, from R$2,529.9 million during 2018, and gross margin (gross profit as a percentage of net revenue) decreased to 18.2% during 2019, from 21.6% during 2018.

Cost of Products Sold by Mexico Segment

Cost of products sold by the Mexico Segment decreased by 15.4%, or R$170.2 million, to R$2,504.0 in 2019, from R$2,958.3 million in 2018, due to the drop in U.S. ethane prices due to higher supply associated with the startup of new gas fractionators and pipelines for transportation and with the delays in the startup of new petrochemical complexes in the United States.

International References[1]	Year Ended December 31,
	2019	2018	% Change
	(in US$/ton)
Ethane U.S.	160.5	243.4	(34.1)%

(1) Source: External consulting (spot price).

During 2019, the Mexico Segment recorded a gross profit of R$547.4 million and gross margin (gross profit as a percentage of net revenue) of 17.9%. During 2018, the Mexico Segment recorded a gross profit of R$1,450.5 million and gross margin of 32.9%.

Selling and Distribution Expenses

Selling and distribution expenses increased by 5.6%, or R$94.3 million, to R$1,783.5 million in 2019, from R$1,689.2 million in 2018, primarily as a result of: (1) higher exports sales of resins and main chemicals of our Brazil Segment, (2) higher sales volumes of our USA and Europe Segment, and (3) higher exports sales from our Mexico Segment.

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

Operating Profit (Loss)

As a result of the foregoing:

•	operating profit on a consolidated basis decreased by 98.1%, or R$8,126.5 million, to an operating profit of R$153.7 million in 2019, from R$8,280.2 million in 2018, and as a percentage of net revenue, operating profit decreased to 0.3% in 2019, from 14.3% during 2018;
•	operating profit of the Brazil Segment decreased to a loss of R$2,108.2 million during 2019 from operating profit of R$5,731.3 million during 2018, and the operating margin of the Brazil Segment decreased to negative margin of 5.4% during 2019 from a positive operating margin of 13.6% during 2018;
•	operating profit of the USA and Europe Segment decreased by 40.2%, to R$1,277.2 million during 2019, from R$2,134.0 million during 2018, and the operating margin of the USA and Europe Segment decreased to 12.7% during 2019, from 18.2% during 2018; and
•	Operating profit of the Mexico Segment decreased by 63.7%, to R$520.9 million during 2019, from R$1,435.2 million during 2018, and the operating margin of the Mexico Segment decreased to 17.1% during 2019, from 32.6% during 2018.

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

Exchange variations, net

Net exchange variations decreased by 23.6%, or R$532.5 million, to R$1,724.5 million in 2019, from R$2,257.0 million in 2018, explained by the effect of a lower depreciation of the Brazilian real against the U.S. dollars in the period on the net exposure of the financial result not designated for hedge accounting, and by the expense with the transition to hedge accounting of exports of Braskem and Braskem Idesa, which were previously recorded under shareholders’ equity, in the amount of R$1,652.3 million during 2019, compared to R$1,259.4 million during 2018.

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

Liquidity and Capital Resources

Our principal cash requirements for 2020 consisted of the following:

•	servicing our indebtedness;
•	working capital requirements;
•	capital expenditures related to investments in operations, construction of new plant facilities, and maintenance of plant facilities; and
•	dividends on our shares, including in the form of interest attributable to shareholders’ equity, and
•	payments under the Global Settlement.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;
•	short-term and long-term borrowings; and
109

•	sales of debt securities in domestic and international capital markets.

During 2020, cash flow provided by operating activities was used primarily for investing activities, working capital requirements, to service our outstanding debt obligations and tax payments. Considering that the Company had net loss in the fiscal year ended December 31, 2020 and pursuant to article 201 of the Brazilian Corporations Law, no dividends or other results will be distributed to the shareholders.

As of December 31, 2020, our consolidated cash and cash equivalents amounted to R$13,862.9 million, including the aggregate amount of R$904.4 million of Braskem Idesa’s cash and cash equivalents.

As of December 31, 2020, we had positive net working capital (defined as (1) current assets minus (2) current liabilities) of R$5,803.1 million, including total assets in the amount of R$2,158.7 million and total liabilities in the amount of R$8,385.9 million of Braskem Idesa.

Projected Sources and Uses of Cash

Considering our short-term financial contractual obligations and commitments as of December 31, 2020 and budgeted capital expenditures for 2021, we anticipate that we will be required to spend R$19,157.3 million during 2021 to meet our short-term contractual obligations and commitments and budgeted capital expenditures. We expect that we will meet these cash requirements for (1) our operations through sales of our products, and (2) our debt service through new financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due. We have commitments from several financial institutions to provide us with financing in the future, subject to conditions precedent and the payment of commitment fees.

In May 2018, in line with our commitment to maintain financial liquidity, we and several of our subsidiaries entered into an international revolving credit facility with several international financial institutions for a principal amount of R$5,196.7 million (US$1,000.0 million), which matures in May 2023. This line of credit may be used without restrictions to improve our credit quality or in the event of a deterioration in the macroeconomic scenario. We borrowed the amount of R$5,196.7 million (US$1,000.0 million) under this credit line in April 2020 and repaid it in full in July 2020.

In July 2018, Braskem America entered into a credit facility with Euler Hermes, a German export credit agency, in the aggregate principal amount of up to R$1,169.3 million (US$225.0 million) to finance a portion of the investments in our new PP plant in the United States. The facility, which matures on December 30, 2028, bears interest at a rate equivalent to LIBOR plus 0.65% per year, payable semi-annually to maturity. The principal amount is amortized semi-annually as from December 30, 2020. The funds are disbursed in accordance with the progress of the construction project, and the remaining amount is expected to be disbursed in the first half of 2021. As of December 31, 2020, R$1,058.8 million (US$203.7 million) had been disbursed in principal amount, and the amount of principal plus interest outstanding under the credit facility was R$996.5 million (US$191.8 million).

In December 2018, we entered into a new credit facility with BNDES, in the aggregate principal amount of R$476.0 million, maturing in January 2031, with proceeds used to finance our capital expenditures in Brazil. On January 30, 2019, we drew the first installment under this facility in the aggregate principal amount of R$266.0 million. On August 11, 2020 we drew the remaining available amount under this facility in the aggregate principal amount of R$210.0 million This facility bears interest at a rate equivalent to IPCA plus 6.04% per year, payable quarterly after an initial grace period, from the first installment until January 2021, and afterwards monthly to maturity until January 2031. The principal amount is payable in 120 successive monthly installments beginning in February 2021. As of December 31, 2020, the outstanding amount under this facility was R$491.0 million (US$94.5 million).

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	As of December 31,
	2020	2019	2018
	(in millions of reais)
Net cash provided by (used in) operating activities	6,293.0	2,265.3	9,250.4
Net cash provided by (used in) investing activities	(2,721.8)	(2,666.4)	(2,488.3)
Net cash provided by (used in) financing activities	2,173.2	1,636.8	(4,603.4)
Effect of exchange rate changes on cash and cash equivalents	1,314.6	20.6	(386.1)
Increase (decrease) in cash and cash equivalents	7,059.0	1,256.3	1,772.6

Cash Flows generated by Operating Activities

Net cash provided by operating activities was R$6,293.0 million during 2020, R$2,265.3 million during 2019 and R$9,250.4 million during 2018. Net cash provided by operating activities increased by R$4,027.7 million during 2020, as compared to 2019, which was the result of the:

•	lower cost of raw material, mainly naphtha, which is the main feedstock of our Brazil Segment, and higher sales volume in the United States, Europe and Mexico Segments;
•	positive impact relating to the transfer of the amount of R$3,746.1 million from judicial deposit account in connection with the public interest civil lawsuit filed by the Alagoas State Prosecutors’ Office and the Alagoas State Public Defender’s Office to our bank accounts;
•	monetization of R$1,786.4 million of the PIS/COFINS balance (excluded from the ICMS calculation base); and
•	lower tax payments during 2020, the total amount paid was R$257.2 million.

During 2020, the effects of these factors were partially offset by the:

•	purchase of larger volumes of naphtha with shorter payment terms;
•	the payment under Global Settlement of (i) R$257.3 million to the Brazilian federal government, on January 30, 2020; and (ii) CHF16.1 million (R$92.6 million) to the OAG, on June 30, 2020;
•	negative impact of R$1,860.8 relating to the increase in financial investments during 2020, primarily as a result of the amount increased in restricted funds that is used in the program for relocation of residents in Alagoas.
•	negative impact of R$2,187.8 million relating to the increase in trade accounts receivable during 2020, primarily as a result of the: (i) higher sales volume; (ii) increase in account receivable days; and (iii) depreciation of reais against the US dollar; and
•	negative impact of R$252.5 million relating to the increase in inventories during 2020, primarily as a result of higher prices of resins in the international market.

Net cash provided by operating activities decreased by R$6,985.1 million during 2019, as compared to 2018, which was the result of the

•	negative impact relating to the transfer of the amount of R$3,680.5 million from our bank accounts to a judicial deposit account in connection with the public interest civil lawsuit filed by the Alagoas State Prosecutors’ Office and the Alagoas State Public Defender’s Office;
•	reductions in sales volume and in the average international prices references for both chemicals and resins;; and
•	the payment under Global Settlement of (i) R$278.0 million to the MPF, on January 30, 2019 and (ii) CHF16.1 million (R$58.0 million) to the OAG, on June 27, 2019.

During 2019, the effects of these factors were partially offset by the:

•	lower inventories of raw materials and finished products in the amount of R$867.8 million; and
•	purchase of larger volumes of imported naphtha with extended payment terms.
•	monetization of R$280.8 million of the PIS/COFINS balance (excluded from the ICMS calculation base);
•	receipt of advances from customers related to the future sale of chemical products in the Brazilian market and the future export of PE and PP in the amount of R$36.4 million; and
•	lower tax payments in the amount of R$412.5 million.
111

Cash Flows Used in Investing Activities

Net cash used in investing activities was R$2,721.8 million during 2020, R$2,666.4 million during 2019 and R$2,488.3 million during 2018.

During 2020, investing activities for which we used cash on a consolidated basis primarily consisted of: (1) acquisitions to property, plant and equipment of R$1,635.7 million, in Brazil Segment, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety, or HES, productivity and modernization, (2) acquisitions to property, plant and equipment of R$1,163.0 million in the USA and Europe Segment, allocated both to industrial operations and strategic projects, such as the new polypropylene plant, and (3) acquisitions to property, plant and equipment of R$103.3 million in Mexico.

During 2019, investing activities for which we used cash on a consolidated basis primarily consisted of: (1) acquisitions to property, plant and equipment of R$1,749.3 million, in Brazil Segment, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety, or HES, productivity and modernization, (2) acquisitions to property, plant and equipment of R$1,026.9 million in the USA and Europe Segment, allocated both to industrial operations and strategic projects, such as the new polypropylene plant, and (3) acquisitions to property, plant and equipment of R$104.5 million in Mexico.

During 2018, investing activities for which we used cash on a consolidated basis primarily consisted of: (1) acquisitions to property, plant and equipment of R$1,777.7 million, in Brazil Segment, which were allocated primarily to industrial operations, including the investments related to HES, productivity and modernization (such as diversification of the feedstock profile of the cracker in Bahia), (2) acquisitions to property, plant and equipment of R$992.6 million in the USA and Europe Segment, allocated both to industrial operations and strategic projects, such as our new polypropylene plant, and (3) acquisitions to property, plant and equipment of R$55.2 million in Mexico.

Cash Flows Used in Financing Activities

Net cash provided by financing activities was R$2,173.2 million during 2020, as compared to a net cash used in financing activities of R$1,636.8 million during 2019.

During 2020:

•	we issued subordinated resettable fixed rate notes maturing in January 2081 for an aggregate principal amount of R$3,098.8 million (US$600.0 million) in the third quarter of 2020;
•	we drew down in the amount of R$5,240.4 million under our revolving credit facility and R$1,603.1 million under others credit facility agreements;
•	we entered into certain agreements for advance on exchange contracts (adiantamentos sobre contratos de câmbio), or ACCs, with International Commercial Banks under which we borrowed an aggregate principal amount of R$2,427.2 million;
•	we entered into export prepayment agreements in the aggregate amount of R$311.1 million;
•	we received under a financing agreement with certain governmental entities in the aggregate amount of R$209.5 million;

During 2020, we used cash to pay:

•	R$138.3 million, representing aggregate interest expenses of our lease agreements;
•	R$2,494.1 million, representing ACCs with commercial banks;
•	R$960.5 related to the partial amortization of the Braskem Idesa project finance facility;
•	R$348.9 million, representing corporate loans (advance exports contracts, credit facilities, promissory notes and others), with local and international institutions;
•	R$415.9 million, representing export prepayments which local and international institutions;
112

•	R$70.3 million, representing aggregate principal under a financing agreement with BNDES and certain governmental entities; and
•	R$5,203.4 million, representing payments related to a revolving credit line.

During 2019:

•	we entered into a contract with international financial institutions under which we borrowed an aggregate principal amount of R$550.0 million from the Italian export credit agency SACE;
•	we drew funds under a revolving credit line in the amount of R$7,851.2 million;
•	we entered into certain agreements for advance on exchange contracts (adiantamentos sobre contratos de câmbio), or ACCs, with local financial institutions in Brazil under which we borrowed an aggregate principal amount of R$1,172.7 million;
•	we entered into export prepayment agreements in the aggregate amount of R$601.8 million;
•	we received disbursements under a financing agreement with certain governmental entities in the aggregate amount of R$266.4 million;
•	we issued notes maturing in 2030 and 2050 for an aggregate principal amount of R$9,966.0 million (US$2,250.0 million) in the fourth quarter of 2019;
•	our subsidiary Braskem Idesa issued notes maturing in 2029 for an aggregate principal amount of R$3,497.6 million (US$900.0 million) in the fourth quarter of 2019; and
•	we received R$277.4 million from a leaseback operation for machinery and equipment at some of our plants, with a term of seven years.

During 2019, we used cash to pay:

•	R$128.4 million, representing aggregate interest expenses of our lease agreements;
•	R$1,204.6 million, representing ACCs with local financial institutions in Brazil;
•	R$141.5 million, representing corporate loans (advance exports contracts, credit facilities, promissory notes and others), with local and international institutions;
•	R$7,405.4 million, representing a full redemption of notes maturing in 2020 and 2021 and a partial redemption of our perpetual bonds;
•	R$599.9 million, representing export prepayments which local and international institutions;
•	R$4,414.5 million, related to the partial amortization of the Braskem Idesa project finance facility;
•	R$188.2 million, representing aggregate principal under a financing agreement with BNDES and certain governmental entities; and
•	R$7,829.0 million, representing payments related to a revolving credit line.

In addition, in 2019 we used cash to pay dividends in the aggregate amount of R$667.4 million.

During 2018:

•	Braskem America entered into a contract with international financial institutions under which we borrowed an aggregate principal amount of R$610.5 million (US$158.1 million) from Euler Hermes, a German export credit agency, and R$1,117.3 million (US$295.1 million) from the Italian export credit agency SACE; and
•	we entered into certain agreements for ACCs with local financial institutions in Brazil under which we borrowed an aggregate principal amount of R$1,931.7 million (US$536.8 million); and
•	we entered into a credit export note facility in the amount of R$406.3 million.

During 2018, we used cash to pay:

•	R$1,916.8 million, representing aggregate interest expenses;
113

•	R$1,649.7 million, representing ACCs with local financial institutions in Brazil;
•	R$2,487.8 million, representing corporate loans (advance exports contracts, credit facilities, promissory notes and others), with local and international institutions;
•	R$1,958.4 million, representing amortization of principal of notes maturing in 2018, 2020 and 2021 and a partial redemption of our perpetual bonds;
•	R$105.9 million, representing export prepayments with local and international institutions;
•	R$805.0 million, representing amortization of principal of the Braskem Idesa project finance facility; and
•	R$368.6 million, representing aggregate principal under a financing agreement with BNDES and certain governmental entities.

In addition, in 2018 we used cash to pay dividends in the aggregate amount of R$1,499.8 million.

Unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders, payment of dividends is mandatory under Brazilian Corporate Law and our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to significant cash requirements in future periods.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2020 that have an impact on our liquidity.

We have adopted a calculation methodology to determine minimum cash needs for a 30-day timeframe (the “monthly vision”) and minimum cash needs for a 12-month timeframe (the “yearly vision”) for the purpose, respectively, of: (i) ensuring the liquidity needed to meet obligations coming due in the following month; and (ii) ensuring that we maintain liquidity during potential crises. Minimum cash needed for our “yearly vision” is calculated mainly based on the projected operating cash generation, less short-term debts and working capital needs. Minimum cash needed for our “monthly vision” considers the projected operating cash disbursements, debt service and contributions to projects, as well as the planned disbursement for derivatives maturing in the following month, among other items. For our financial policy, we adopt the greater of these two references to determine the amount of minimum cash needed.

In May 2018, in line with our commitment to maintaining our financial liquidity, we entered into a revolving credit facility in the amount of R$5,196.7 million (US$1,000.0 million), which expires in 2023. This line of credit may be used without restrictions to improve our credit quality or in the event of deterioration in the macroeconomic scenario. As of December 31, 2020, this new credit line had not been used.

On December 31, 2020, due to the breach of certain covenants provided for in its financing agreement, our subsidiary Braskem Idesa recorded under current liabilities its financial obligations with original long-term maturities. Note that Braskem Idesa has been settling all its obligations in accordance with the original maturity schedule and no creditor required or indicated the intention of requiring immediate reimbursement of these obligations or early debt payment.

Considering that the group of creditors of Braskem Idesa will continue not requiring prepayment of the debt, our financial liabilities by maturity, including the amounts due under the Leniency Agreement, are shown in the table below. These amounts are calculated based on cash flows not discounted and may not be reconciled with the amounts disclosed in the balance sheet.

	Maturity as of December 31, 2020
	Within one year	Between one and two years	Between two and five years	More than five years	Total
	(in millions of reais)
Trade payables	9,978.6	7.2	—	—	9,985.8
Borrowings	1,439.1	4,365.5	7,953.2	71,000.4	84,758.2
Debentures	57.0	125.3	97.1	-	279.4
Braskem Idesa borrowings	1,194.8	2,340.1	2,911.8	10,212.7	16,659.4
Derivatives	1,314.7	223.8	354.5	—	1,893.0
Loan to non-controlling shareholder of Braskem Idesa	—	—	—	4,747.6	4,747.6
Leniency agreement (note 25 to our audited consolidated financial statements)	399.0	313.6	852.8		1,565.4
Leases	870.6	641.3	898.1	1,070.8	3,480.8
Total	15,253.8	8,016.8	13,067.5	87,031.5	123,369.6

If Braskem Idesa’s group of creditors choose to accelerate this debt, our liabilities by maturity date, including the amounts due under the leniency agreement (see Note 25 to our financial statements), are shown in the table below. These amounts are gross and undiscounted and include contractual interest payments, therefore may not be reconciled with the balance sheet.

	Maturity as of December 31, 2020
	Within one year	Between one and two years	Between two and five years	More than five years	Total
	(in millions of reais)
Trade payables	9,978.6	7.2	—	—	9,985.8
Borrowings	1,439.1	4,365.5	7,953.2	71,000.4	84,758.2
Debentures	57.0	125.3	97.1	—	279.4
Braskem Idesa borrowings	8,064.4	—	—	7,785.8	15,850.2
Derivatives	1,314.7	223.8	354.5	—	1,893.0
Loan to non-controlling shareholder of Braskem Idesa	—	—	—	4,747.6	4,747.6
Leniency agreement (note 25 to our audited consolidated financial statements)	399.0	313.6	852.8	—	1,565.4
Leases	870.6	641.3	898.1	1,070.8	3,480.8
Total	22,123.4	5,676.7	10,155.7	84,604.6	122,560.4

Indebtedness and Financing Strategy

As of December 31, 2020, our total outstanding consolidated indebtedness was R$54,027.5 million (US$10,396.5 million), including R$12,059.2 million (US$2,320.6 million) in connection with the secured debt related to our Mexico Complex. As of December 31, 2020, we had R$3,222.5 million in outstanding indebtedness relating to a loan payable to the non-controlling shareholder of Braskem Idesa, maturing in December 2029 and accruing interest at 7% p.a., whose proceeds were used by Braskem Idesa to fund its construction project.

Our short-term indebtedness outstanding as of December 31, 2020 was R$9,033.5 million, including the current portion of long-term indebtedness (16.7% of our total indebtedness) and the amount of R$7,660.1 million in connection with the secured debt related to our Mexico Complex.

Our long-term indebtedness outstanding as of December 31, 2020 was R$44,994.0 million (83.3% of our total indebtedness), including the amount of R$4,399.1 million in connection with the secured debt related to our Mexico Complex.

On a consolidated basis, our real-denominated indebtedness as of December 31, 2020, was R$1,733.9 million (3,2% of our total indebtedness), and our foreign currency-denominated indebtedness was R$52,293.6 million (96,8% of our total indebtedness).

The following table presents information relating to our debt maturity profile as of December 31, 2020:
	2021	2022	2023	2024	2025	2026	Thereafter	Total
	(in millions of reais)
Indebtedness	645.8	671.5	876.1	1,397.5	1,172.9	609.8	1,518.2	6,892.0
Capital Markets	727.6	1,468.4	1,001.8	4,309.3	(29.8)	(29.8)	27,628.8	35,076.2
Debt related to our Mexico Complex (Braskem Idesa Financing)	7,660.1	(36.2)	(36.2)	(36.2)	(36.2)	(36.2)	4,580.3	12,059.2
Total	9,033.5	2,103.7	1,841.7	5,670.6	1,106.9	543.8	33.727,3	54.027,4

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$9,033.5 million, including the amount of R$7,660.1 million in connection with the secured debt related to our Mexico Complex.

Long-Term Indebtedness

Our long-term indebtedness outstanding as of December 31, 2020 was R$44,994.0 million (83.3% of our total indebtedness), including the amount of R$4,399.1 million in connection with the secured debt related to our Mexico Complex.

Our principal sources of long-term debt are:

•	fixed-rate notes issued in the international market;
•	export credit notes;
•	credit facilities with BNDES;
•	bank credit facilities;
•	project financing; and
•	export prepayment facilities.
•	Some of these instruments contain other covenants that could restrict, among other things, our and most of our subsidiaries ability to incur liens or merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets. In addition, certain instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.
•	As of December 31, 2020, R$1.5 million of our real-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.
•	In July 2020, our finance subsidiary Braskem Netherlands Finance B.V. issued R$3,118.2 million (US$600.0 million) in aggregate principal amount of 8.500% notes due 2081. The proceeds of the issuance were used primarily to repay certain of our outstanding debt.

In October 2019, our finance subsidiary Braskem Netherlands Finance B.V. issued R$7,795.5million (US$1,500.0 million) in aggregate principal amount of 4.500% notes due 2030 and R$3,897.5 million (US$750.0 million) in aggregate principal amount of 5.875% notes due 2050. The proceeds of the issuance were used primarily to repay certain of our outstanding debt. In November 2019, we issued R$550.0 million in aggregate principal amount of promissory notes due 2024. The proceeds from the promissory notes issuance were used primarily to repay certain of our outstanding debt, including our notes maturing in 2020 and 2021, and for a partial repayment of our notes maturing in 2022 and 2023.

As of December 31, 2020, all of our project finance debt related to our Mexico Complex was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, some of our rights to repayment under subordinated loans that Braskem S.A. has made to Braskem Idesa, and all of the assets of Braskem Idesa.

Fixed-Rate Notes Denominated in U.S. Dollars

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears.

The table below sets forth our outstanding fixed-rate debt securities, the outstanding amount of these securities and their maturity dates.

Security	Outstanding Principal plus Interest Amount as of December 31, 2020		Final Maturity
	(in millions of US$)	(in millions of reais)
5.375% Notes due 2022(1)	288.7	1,500.3	May 2022
3.50% Notes due 2023(2)	199.0	1,034.2	January 2023
6.45% Notes due 2024(1)	769.9	4,000.9	February 2024
4.50% Notes due 2028(2)	1,276.6	6,633.9	February 2028
4.500% Notes due 2030(2)	1,528.1	7,941.2	January 2030
7.125% Notes due 2041(3)	773.4	4,019.4	July 2041
5.875% Notes due 2050(2)	768.4	3,992.9	January 2050
Subordinated Resettable Fixed Rate Notes due 2081(2)	624.0	3,242.5	January 2081
7.375% Perpetual Bonds(1)(*)	500.0	2,598.4	—

(1)	Represents notes issued by Braskem Finance Limited and guaranteed by Braskem.
(2)	Represents notes issued by Braskem Netherlands Finance and guaranteed by Braskem.
(3)	Represents notes issued by Braskem America Finance and guaranteed by Braskem.
(*)	The 7.375% Perpetual Bonds were fully redeemed in March 2021

Floating-Rate Notes Denominated in Brazilian Reais

We have issued a series of floating-rate promissory notes in the Brazilian market, which pays interest in ten semi-annual installments to maturity in November 2024. The promissory notes constitute a non-amortizing transaction, and principal becomes due upon maturity. The table below sets forth the outstanding amount of this security and its maturity date.

Security	Outstanding Principal plus Interest Amount as of December 31, 2020		Final Maturity
	(in millions of US$)	(in millions of reais)
CDI + 0.85% Promissory Notes due 2024	104.9	545.2	November 2024

Credit Facilities with Governmental Agencies Denominated in U.S. Dollars

In March 2017, we entered into a credit facility secured by NEXI, a Japanese export credit agency, in an aggregate principal amount of R$701.6 million (US$135.0 million). This facility bears interest at a rate equivalent to LIBOR plus 1.61% per year, payable semi-annually to maturity in March 2027. The principal amount is amortized in 20 successive semi-annual installments beginning in September 2017. As of December 31, 2020, the outstanding principal plus interest amount under this facility was R$509.1 million (US$98.0 million).

In July 2018, Braskem America entered into a credit facility with Euler Hermes, a German export credit agency, in the aggregate principal amount of up to R$1,169.3 million (US$225.0 million) to finance a portion of the investments in our new PP plant in the United States. The facility, which matures on December 30, 2028, bears interest at a rate equivalent to LIBOR plus 0.65% per year, payable semi-annually to maturity. The principal amount is amortized semi-annually as from December 30, 2020. The funds are disbursed in accordance with the progress of the construction project, and the remaining amount is expected to be disbursed in the first half of 2021. As of December 31, 2020, R$1,058.8 million (US$203.7 million) had been disbursed in principal amount, and the amount of principal plus interest outstanding under the credit facility was R$996.5 million (US$191.8 million).

In November 2018, we entered into a credit facility secured by SACE, an Italian export credit agency, in an aggregate principal amount of R$1,533.7 million (US$295.1 million). This facility bears interest at a rate equivalent to LIBOR plus 0.90% per year, payable semi-annually to maturity in November 2028. The principal amount is payable in 20 successive semi-annual installments beginning in May 2019. As of December 31, 2020, the outstanding principal plus interest amount under this facility was R$1,228.3 million (US$236.4 million).

In December 2019, we entered into a credit facility secured by SACE, in an aggregate principal amount of R$779.6 million (US$150.0 million). This facility bears interest at a rate equivalent to LIBOR plus 0.90% per year, payable semi-annually to maturity in December 2029. The principal amount is payable in 20 successive semi-annual installments beginning in June 2020. As of December 31, 2020, the outstanding principal plus interest amount under this facility was R$702.0 million (US$135.1 million).

In August 2020, we entered into a credit facility secured by NEXI, a Japanese export credit agency, in an aggregate principal amount of R$1,169.3 million (US$225.0 million). This facility bears interest at a rate equivalent to LIBOR plus 1.70% per year and payable semi-annually to maturity in February 2031. The principal amount is amortized semi-annually from August 4, 2021. As of December 31, 2020, the outstanding amount under this facility was R$1,177.2 million (US$226.5 million).

Issue Date	Outstanding Principal plus Interest Amount as of December 31, 2020		Interest Rate	Amortization Schedule	Final Maturity
	(in millions of US$)	(in millions of reais)
March 2017	98.0	509.1	LIBOR + 1.61% p.a.	Semi-annual(1)	March 2027
July 2018	191.8	996.5	LIBOR + 0.65% p.a.	Semi-annual(2)	December 2028
November 2018	236.4	1,228.3	LIBOR + 0.90% p.a.	Semi-annual(3)	November 2028
December 2019	135.1	702.0	LIBOR + 0.90% p.a.	Semi-annual(4)	December 2029
August 2020	226.5	1,177.2	LIBOR + 1.70% p.a.	Semi-annual(5)	February 2031

(1)	Amortization on this facility commenced in September 2017.
(2)	Amortization on this facility will commence in December 2020.
(3)	Amortization on this facility commenced in May 2019.
(4)	Amortization on this facility will commence in June 2020.
(5)	Amortization on this facility will commence in August 2021.

Credit Facilities with Governmental Agencies Denominated in Brazilian Reais

In December 2018, we entered into a new credit facility with BNDES, in the aggregate principal amount of R$476.0 million, maturing in January 2031, with proceeds used to finance our capital expenditures in Brazil. On January 30, 2019, we drew the first installment under this facility in the aggregate principal amount of R$266.0 million. On August 11, 2020 we drew down the remaining available amount under this facility in the aggregate principal amount of R$210.0 million. This facility bears interest at a rate equivalent to IPCA plus 6.04% per year, payable quarterly after an initial grace period, from the first installment until January 2021, and afterwards monthly to maturity until January 2031. The principal amount is payable in 120 successive monthly installments beginning in February 2021. As of December 31, 2020, the outstanding principal plus interest amount under this facility was R$491.0 million (US$94.5 million).

The table below sets forth selected information with respect to our BNDES credit facilities as of December 31, 2020.

Facility	Outstanding Principal plus Interest Amount as of December 31, 2020		Weighted Average Interest Rate	Expiration of Commitment
	(in millions of US$)	(in millions of reais)
December 2009 (1) — Fixed rate	0,3	1.5	4.0% p.a.	January 2021
January 2019 (2) — Fixed rate	94.5	491.0	IPCA + 6.04% p.a.	January 2031

(1)	Amortization on this facility commenced in February 2016.
(2)	Amortization on this facility will commence in February 2021.

The credit facility that matures in January 2021 is secured by mortgages on one of our plants located in our Southern Complex. The credit facility that matures in January 2031 is unsecured.

Revolving Credit Facility Agreement

In May 2018, we and certain of our subsidiaries entered into a revolving credit facility agreement with several international financial institutions for a principal amount of US$1,000.0 million (R$5,196.7 million), which matures in May 2023. We had no drawn amounts on this credit facility as of December 31, 2020. In April 2020, we borrowed the amount of R$5,196.7 million (US$1,000.0 million), on this credit facility and fully repaid this amount in July 2020.

Credit Facilities with Banks Denominated in Dollars

On April 8, 2019, we entered into a credit facility with international institutions in the aggregate principal amount of R$417.8 million (US$80.4 million) with a term of seven years. To consummate this facility, certain assets of the Company’s plants were transferred to the financial institutions and, by the maturity date, Braskem has the option to repurchase them for a residual value. In accordance with IFRS15, this transfer is not considered a sale. This facility bears interest at a rate equivalent to LIBOR minus 1.00% per year, payable semi-annually to maturity in April 2026. The principal amount is payable in successive semi-annual installments beginning in September 30, 2019. As of December 31, 2020, the outstanding principal plus interest amount under this facility was R$300.4 million (US$57.8 million).

In October 2019, we entered in an export pre-payment facility and received a disbursement in an aggregate principal amount of US$ 100.0 million (R$519.7 million). This facility bears interest at a rate of LIBOR plus 1.75% per year, payable semi-annually to maturity in October 2024. The principal amount is payable in a single installment at maturity. As of December 31, 2020, the outstanding principal plus interest amount under this facility was US$100.4 million (R$521.5 million).

In January 2020, we entered in a term-loan facility and received a disbursement in an aggregate principal amount of US$100.0 million (R$519.7 million). This facility bears interest at a rate of LIBOR plus 1.65% per year, payable semi-annually to maturity in January 2025. The principal amount is payable in a single installment at maturity. As of December 31, 2020, the outstanding principal plus interest amount under this facility was US$100.9 million (R$524.5 million).

Issue Date	Outstanding Principal plus Interest Amount as of December 31, 2020		Interest Rate	Amortization Schedule	Final Maturity
	(in millions of US$)	(in millions of reais)
April 2019	57.4	300.4	LIBOR – 1.00%	Semi-annual	April 2026
October 2019	100.4	521.5	LIBOR + 1.75%	Bullet	October 2024
January 2020	100.9	524.5	LIBOR + 1.65%	Bullet	January 2025

Credit Facilities with Banks Denominated in Reais

In April 2018, we entered into an export credit note facility in the aggregate principal amount of R$400.0 million. This facility bears interest at a rate equivalent to CDI plus 0.70% per year, payable semi-annually to maturity in March 2024. The principal amount is payable in two installments, in March 2023 and March 2024. As of December 31, 2020, the outstanding principal plus interest amount under this facility was R$402.7 million.

Issue Date	Outstanding Principal and Interest Amount as of December 31, 2020		Interest Rate	Amortization Schedule	Final Maturity
	(in millions of US$)	(in millions of reais)
April 2018	77.5	402.7	CDI + 0.70%	2023 and 2024	March 2024

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

On November 25, 2019, Braskem Idesa issued R$4,667.0 million (US$900.0 million) in aggregate principal amount of 7.450% senior secured notes due 2029.The notes are senior secured obligations of Braskem Idesa and rank pari passu with the existing Braskem Idesa project finance debt until the full repayment of the outstanding amount of the Braskem Idesa project finance facility. After the full amortization of the outstanding amount of the Braskem Idesa project finance facility, Braskem Idesa’s notes will convert into senior unsecured notes. Interest on the notes is payable semi-annually, and the principal amount becomes due at maturity. The proceeds of the notes were used to partially refinance Braskem Idesa’s existing secured project finance indebtedness incurred in 2012 to construct a plant in Mexico. Excess proceeds of the issuance were used to prepay certain other indebtedness of Braskem Idesa.

Security(1)	Outstanding Principal plus Interest Amount as of December 31, 2020		Final Maturity
	(in millions of US$)	(in millions of reais)
7.45% Notes due 2029	910,1	4,729.6	November 2029

(1)	Represents notes issued by Braskem Idesa.

Capital Expenditures

During 2020, investing activities for which we used cash on a consolidated basis primarily consisted of: (1) acquisitions to property, plant and equipment of R$1,635.7 million, in Brazil Segment, which were allocated primarily to industrial operations including the investments related to HES, productivity and modernization, (2) acquisitions to property, plant and equipment of R$1,163.0 million invested in the USA and Europe Segment, allocated both to industrial operations and strategic projects, such as our new polypropylene plant; and (3) acquisitions to property, plant and equipment of R$103.3 million in Mexico.

Capital Expenditure Budget

We plan to invest R$3,903.5 million in 2021, of which R$545.0 million is pegged to the U.S. dollar, related to investments in the United States and Europe Segment.

Of the total investment, R$3,358.5 million will be allocated to Health, Environment & Safety (HES) projects, as well as maintenance, productivity and operating efficiency projects, including the investment to be made in the scheduled shutdown of the cracker in São Paulo and a brief stop in Rio Grande do Sul, and also the expansion of the biopolymer business and the recycled resin production capacity.

Braskem Idesa plans to invest approximately R$175.0 million (US$34.0 million) in projects related to maintenance, productivity, HES and operating efficiency.

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

Braskem Idesa is party to an ethane supply agreement with Pemex TRI dated February 19, 2010, pursuant to which Pemex TRI is obligated to provide, and Braskem Idesa to purchase, 66,000 barrels per day of ethane to the Mexico Complex for a period of 20 years at prices based on the U.S. dollar-based international reference price of these feedstocks. Under this agreement, any daily volume rejected by Braskem Idesa must be purchased in installments in subsequent deliveries until the deficit has been resolved and, If Pemex delivers to Braskem Idesa less than the volumes stablished under the Ethane Supply Agreement, it needs to pay shortfall penalties to Braskem Idesa. This contract will expire in 2035 and is renewable for three five-year periods, with prior notice by each party at least two years prior to the expiration of the agreement that it intends to renew this agreement.

If Pemex TRI (i) delivers less than an average of 70% of the 66,000 barrels of ethane per day over a six-month period, (ii) reaches the annual limit in respect of shortfall penalties owed by Pemex TRI to us and such limit is not waived by Pemex TRI, or (iii) materially breaches any of its obligations related to the supply of ethane thereunder; Braskem Idesa has the right to notify Pemex TRI trough a notice of breach and if such breach continues for more than six months after notice, or an extended period if the parties agree, Braskem Idesa has the right to terminate the ethane supply agreement and require Pemex TRI to repay certain outstanding debt and compensate Braskem and Idesa according to an agreed valuation formula including the repayment of certain of our debt.

The ethane supply agreement contains a volume delivery long-term performance covenant that requires Pemex TRI to meet a volume delivery of ethane over a six-month period averaging 70% of the agreed-upon volume under the ethane supply agreement (the “Long-Term Performance Test”). As of November 2020, Pemex TRI volume deliveries under the Long-Term Performance Test remained close but above the threshold. In the event that Pemex TRI fails to meet the Long-Term Performance Test, in addition to the direct negative impact on the production volumes of our Mexico Complex, it may (i) render us unable to generate sufficient cash to service our indebtedness with creditors under the Braskem Idesa Financing, (ii) cause such creditors to accelerate this indebtedness, and/or (iii) require Braskem Idesa to exercise a termination and put option against Pemex TRI that would force Pemex TRI to purchase the Mexico Complex from us. In the event any such termination and put option is exercised by us, there can be no assurance that Pemex TRI will not challenge the exercise of this termination and put option or otherwise attempt to avoid purchasing the Mexico Complex from us. See “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico.”

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

Although our Mexico Complex is operational and Braskem Idesa has satisfied and continues to satisfy its debt service requirements and all other payment obligations under its R$7,646.4 million (US$1,471.4 million) senior secured syndicated facility on a timely basis, certain defaults not related to payment obligations occurred in 2016. However, in October 2019, a waivers and consent package was approved by the intercreditor agent on behalf of the lenders, thereby extending the date for achieving the guaranteed physical completion date from November 30, 2016 to December 31, 2020 and the guaranteed financial completion date from December 31, 2016 to December 31, 2020.

As of December 31, 2020, certain non-monetary obligation established in the financing agreements remained unfulfilled. As a result, the entire balance of non-current liabilities, in the amount of R$6,538.6 million was reclassified to current liabilities, in accordance with IAS 1 (Presentation of Financial Statements). These defaults give the creditors thereunder the right to vote to accelerate their debt under this facility and exercise their remedies in respect of the collateral for the facility, including the Mexico Complex and the outstanding shares of Braskem Idesa.

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to accelerate the indebtedness. None of the creditors requested said prepayment of obligations and Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa intends to negotiate a waiver of such breaches with its creditors to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

On November 25, 2019, Braskem Idesa issued R$4,667.3 million (US$900.0 million) in aggregate principal amount of 7.450% senior secured notes due 2029. The notes are senior secured obligations of Braskem Idesa and rank pari passu with the existing Braskem Idesa project finance debt until the full repayment of the outstanding amount of the Braskem Idesa project finance facility. After the full amortization of the outstanding amount of the Braskem Idesa project finance facility, Braskem Idesa’s notes will convert into senior unsecured notes.

In December 2020, we received a notification from Cenagas (Centro Nacional de Control del Gas Natural), a Mexican state-owned agency solely responsible for the natural gas pipelines and transportation in Mexico, related to the unilateral non-renewal of the service of natural gas transportation, an essential energy input for the production of PE in our Mexico Segment. As a result, in compliance with safety protocols, Braskem Idesa initiated procedures for the immediate interruption of its operating activities, which may have a material adverse effect on our operating or financial results, depending on the timing of the stoppage. Later in January 2021, Braskem Idesa partially resumed its operating activities based on an experimental business model to produce polyethylene. Braskem Idesa also initiated legal measures to enforce its legal and contractual rights. For additional information, see “Risk Factor - Political and economic conditions and government policies in Mexico, including political interferences in state-owned companies such as Pemex TRI and Cenagas, and elsewhere may have a material impact on our operations.”

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

Other Investments

New PP plant in the United States

Aligned with the strategy to diversify the raw materials matrix and geographic expansion in the Americas, reinforcing the leadership in the PP production in the United States, our Board of Directors approved, on June 21, 2017, the project to build a new PP plant of 450,000 tons at the La Porte site, in the American state of Texas. After completing the commissioning phase in accordance with the applicable safety standards, we have started the commercial production of PP at our new plant in the United States in September 2020.

With an approved investment of up to US$758 million, as of December 31, 2020, we had already invested R$3,764.5 million (US$724.5 million) in the project. In 2020, the project had an 100% completion rate: 100% of the construction was completed, and 100% of the engineering detailing and equipment and material acquisitions were completed. Linde Group was hired to lead the EPC (engineering, procurement and construction) of the project and the choice of Grace’s UNIPOL® technology.

Braskem America entered into a credit facility in the amount of up to R$1,169.3 million (US$225.0 million) with Euler Hermes, a German export credit agency, which will be used to finance a portion of the investments in the new PP plant. The transaction, which matures on December 30, 2028, has a interest at a rate equivalent to LIBOR plus 0.65% per year, payable semi-annually to maturity. The principal amount is amortized semi-annually as from December 30, 2020. The funds are disbursed in accordance with the progress of the construction project, and the remaining amount is expected to be disbursed in the first semester of 2021. As of December 31, 2020, R$996.5 million (US$191.8 million) had been disbursed in principal amount, and the amount outstanding under the credit facility was R$996.5 million (US$191.8 million).

Energy efficiency project in our cracker at the São Paulo Complex

To improve energy efficiency and competitiveness of the cracker at the São Paulo Complex, Braskem Siemens will invest approximately R$600 million to improve the thermoelectric system of the unit at the complex by replacing some of the steam-powered turbines with high-efficiency electric engines supported by a new co-generation plant that will consume the residual gas from the unit’s own production process. To enable the investment by Siemens in the new co-generation plant, Braskem signed an agreement with Siemens for a term of 15 years under a build, own and operate model. With startup expected in 2021, the project will not only reduce the site’s energy consumption, but also reduces the cracker’s water consumption by 11.4% and its greenhouse gas emissions by 6.3%.

As of December 31, 2020, R$180 million (US$34 million) was already invested and the project was approximately 86% complete.

Technology change at our chlor-alkali facility in Alagoas

We are investing R$67.7 million in a project at our chlor-alkali facility located in the district of Pontal da Barra, in Maceió, in the state of Alagoas, which aims to change the raw material processing from brine to sea salt.

With this project, we were able to resume operations of our chlor-alkali and dichloroethane plants in the region that have been suspended since May 2019 following the developments stemming from the publication of Report no. 1 by the Brazilian Geological Service (CPRM). See “Item 3. Key Information—Risk Factors—Our business and operations are inherently subject to environmental, health and safety hazards. As a result, our business is also subject to stringent environmental and other regulations.”

The new technology consists of sourcing salt from third parties. Salt could be sourced from the Northeast region of Brazil by road or imported from other regions using the port of Maceió, which is located near the chlor-alkali facility. Salt sourced from third parties will be initially stored, dissolved into water to produce brine, treated and then sent to be processed in the chlor-alkali facility.

As of December 31, 2020, R$65.1 million (US$12.5 million) had already been invested.

Solution to import ethane for the Braskem Idesa facility in Mexico

Braskem Idesa has been investing in logistics infrastructure to import ethane from the United States to maintain and increase the capacity utilization rate of its cracker. Concerning to ethane supply, Braskem Idesa has entered into a long-term agreement to acquire ethane and could also import in the sport market.

To ensure the Fast-Track Solution’s feasibility, Braskem Idesa executed agreements with Smart Pass, a logistics operator, and with Enestas, a company specialized in cryogenic gas transportation. Smart Pass will be responsible for receiving liquefied ethane at the Port of Coatzacoalcos docks and unloading it from the vessels in cryogenic tanks. Enestas will transport the ethane by truck to the Braskem Idesa petrochemical complex, where the ethane will be stored in existing tanks and regasified for use in the production process.

With an approximate investment of R$49.9 million (US$9.6 million), this complementary solution for acquiring feedstock had made it possible to import up to 12,800 barrels per day of ethane to the Petrochemical Complex in Mexico, which represents 19% of its ethane needs. In February 2020, Braskem Idesa started its operation to import ethane, the "Fast Track" solution, and imported its first shipment of ethane.

The total investment of the Fast Track, considering expansion, is approximate a total investment of R$62.9 million (US$12.1 million), with approximately R$51.7 million (US$9.9 million) spent by the end of 2020. The expansion of this complementary solution for acquiring feedstock will make it possible to import up to 28,000 barrels per day of ethane to the Petrochemical Complex in Mexico, which represents 40% of its ethane needs. In December 2020, Braskem Idesa concluded the first phase of expansion of the "Fast-Track" to 20 kbpd and, is expected to be concluded in April, 2021, the second phase of expansion to a total capacity of 28 kbpd.

Besides, Braskem Idesa continues to assess a complementary solution for larger-scale ethane imports whose scope consists of building a terminal for importing ethane and a pipeline to transport it to its petrochemical complex. For additional information, particularly relating to the risks associated with this project, please see "Item 3. Key Information—Risk Factors—Risks Relating to Mexico—If the company fails to develop an alternative source of ethane, it may have a negative impact on our business because we cannot operate our Mexico Complex at full capacity.”

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our board of directors (“conselho de administração”) and our board of executive officers (“diretoria”) are responsible for operating our business.

Board of Directors of Braskem

Our by-laws provide for a board of directors of eleven members and its alternate directors. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member. Our board of directors is a decision-making body responsible for, among other things, determining policies and guidelines for our business and our wholly owned subsidiaries and controlled companies. Our board of directors also supervises our board of executive officers and monitors its implementation of the policies and guidelines that are established from time to time by the board of directors. Under the Brazilian Corporate Law, our board of directors is also responsible for hiring independent accountants.

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting scheduled for 2022. Members of our board of directors are subject to removal at any time at a general shareholders’ meeting. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors and the members of our board of directors need not be our shareholder. Our board of directors is presided over by the chairman of the board of directors, and, in his absence or temporary unavailability, by the vice-chairman of the board of directors. The chairman and the vice-chairman of our board of directors are elected at a general shareholders’ meeting from among the members of our board of directors, serve for two-year terms and are eligible for reelection.

Our board of directors ordinarily meets at least six and up to 12 times a year every and extraordinarily whenever called by the chairman, the vice-chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the current directors and are taken by majority vote, other than certain actions which require the consensus of the nominees of Novonor, formerly called Odebrecht S.A., and Petrobras under the Braskem S.A. Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements—Braskem S.A. Shareholders’ Agreement.”

The following table sets forth certain information with respect to the current members of our board of directors and their alternates as of the date of this annual report:

Name	Member Since	Position Held	Age
José Mauro Mettrau Carneiro da Cunha	December 20, 2019	Chairman of the Board	71
João Cox Neto	June 8, 2016	Vice-Chairman of the Board	57
Roberto Lopes Pontes Simões	May 22, 2019	Board Member	64
Gesner José de Oliveira Filho(1)	June 27, 2017	Board Member	64
Paulo Roberto Vales de Souza(1)	August 24, 2020	Board Member	72
Roberto Faldini	May 22, 2019	Board Member	72
João Pinheiro Nogueira Batista	April 16, 2019	Board Member	64
Julio Soares de Moura Neto(1)	April 16, 2019	Board Member	78
Rogério Bautista da Nova Moreira	November 12, 2019	Board Member	44
Andrea da Motta Chamma(1)	May 29,2020	Board Member	55
Marcelo Klujsza	August 24, 2020	Board Member	58
Maria Isabel de Faria Perez	May 29,2020	Alternate	39
André Amaro da Silveira	June 8, 2016	Alternate	57
Marcelo Rossini de Oliveira	April 16, 2019	Alternate	42
Marcelo Mancini Stella	June 8, 2016	Alternate	58
Daniel Pereira de Alburquerque Ennes	May 29, 2020	Alternate	41
José Marcelo Lima Pontes	May 22, 2019	Alternate	74
Laura Maniero Gadelho	April 13, 2021	Alternate	37
Guilherme Simões de Abreu	May 29, 2020	Alternate	69

(1)	Independent director.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. José Mauro Mettrau Carneiro da Cunha has been elected as an effective member and Chairman of the Company's Board of Directors by shareholder Novonor S.A. José Mauro is a member of the Board of Directors of Novonor S.A. since October 2019, and he was a member of the Board of Directors of Oi S.A. from September 2018 to September 2020. He was previously the Chairman of the Board of Directors of Oi S.A. since 2009. Mr. José Mauro started his career as a BNDES employee, exercising several duties and occupying several executive positions (from 1974 to 1990), also being appointed Officer (from 1991 to 1998) and Vice-President, responsible for the Industrial Operations, Legal and Fiscal Matters areas (from 1998 to 2002). His main professional experiences include: (i) Effective member of the Board of Directors of Telemar Participações S.A. (from 2008 to the merger of Telemar Participações S.A., in September 2015); (ii) Effective member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Acting Chief Executive Officer of Oi S.A., in 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), where he also acted as Alternate Member of the Board of Directors, in 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., former Calais Participações S.A. (from 2007 to December 2016); (v) Effective Member of the Board of Directors of Log-In Logística Intermodal S.A. (from 2007 to 2011); (vi) Effective Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Effective Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) Effective Member of the Board of Directors of the following Companies: (a) Braskem S.A. (from 2007 to 2010), where he previously held the position of Vice-President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. – Banco do Estado do Espírito Santo (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro earned a graduate degree in mechanical engineering from Universidade Católica de Petrópolis, in Rio de Janeiro, in 1971. He concluded the Executive Program in Management at Anderson School, University of California, in December 2002.

João Cox Neto. Mr. Cox currently serves as Chairman of the board of directors of Vivara S.A., vice-Chairman of Braskem S.A. and also as a member of the board of directors of Embraer S.A. He is the founding partner and managing director of Cox Investiments & Advisory. Between 2006 and 2010, Cox served as CEO and vice-chairman of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as CFO and investor relations of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004 and also as CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Mr. Cox has served as a member of the boards of directors of certain companies in Brazil, Argentina, The Netherlands and Israel. He also served as a board member of the CRSFN—National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly Held Companies) and IBRI (Brazilian Institute of Investors’ Relations). Cox holds a bachelor’s degree in economics from Universidade Federal da Bahia and attended to post graduation in economics at Université du Québec à Montreal and at the College of Petroleum Studies of Oxford University. Mr. Cox is member of the Board of Directors of Embraer, as a nominee of the shareholder Petróleo Brasileiro - Petrobras.

Roberto Lopes Pontes Simões. Mr. Roberto Simões is the current Chief Executive Officer of Braskem, in addition to being an effective member of the Company’s Board of Directors. Mr. Roberto Simões has acted as Chairman or member of the Board of Directors of large companies or institutions, such as: IBP (Instituto Brasileiro de Petróleo), ABIQUIM, Odebrecht Engenharia e Construção, Consorcio Baia de Sepetiba, Itaguaí Construções Navais, Petroquímica Paulínia, Ipiranga Química, Ipiranga Petroquímica, Refinaria Ipiranga, COPESUL, Petroflex and CETREL. He was CEO of Ocyan S.A. (2012-2019), Odebrecht Defesa e Tecnologia (2010-2012), President of Santo Antônio Energia (2008-2010) and Executive Vice-President of Braskem (2004-2008). From 2000 to 2004, he held the position of COO and CEO of iG-Internet Group. He was the President of Opportrans Concessão Metroviária - Metro Rio, from 1999 to 2000. His career at Odebrecht Organization began in 1994, as Tenenge and CNO Agreements Officer, holding such office until 1999. Mr. Simões earned a graduate degree in Mechanical Engineering from Universidade Federal da Bahia (UFBA) in 1978. He has also attended the Petrochemical Projects and Maintenance Engineering Course - Cemant (a cooperation between Petrobras and UFBA). He is a member of Assembleia das Obras Sociais de Irmã Dulce.

Gesner José de Oliveira Filho (independent member). Mr. Gesner José de Oliveira Filho has been elected an effective member of the Company's Board of Directors by shareholder Novonor S.A. Mr. Gesner Oliveira is an independent director certified by the Brazilian Institute for Corporate Governance - IBGC. In addition to being a Director at Braskem, he is also a member of the Boards of Directors, of the ESG Committee and Coordinator of the Audit Committee at TIM BRASIL; Chairman of the Board of Directors of Estre Ambiental, member of the Board of Directors of Iguá Saneamento and of Instituto Iguá de Sustentabilidade, member of the Advisory Board of ETCO, member of the Advisory Board of CIEE and member of the Self-Regulation Board of FEBRABAN. His experience in Boards of Directors includes public and private companies, such as SABESP, CESP, Nossa Caixa, VARIG and USIMINAS. He is a Partner at GO Associados, Professor of the Getúlio Vargas Foundation (FGV), where he coordinates the Center for Infrastructure & Environmental Solutions Studies. Between 2007 and 2011, he was the President of Sabesp – Sanitation Company of the State of São Paulo (Companhia de Saneamento do Estado de São Paulo). He has also acted as Advisor in a project for the World Bank regarding the institutional analysis of a sanitation company in Dhaka, Bangladesh, in 2012. Mr. Gesner Oliveira holds a graduate degree in Economics from the School of Economics and Administration of Universidade de São Paulo – FEA/USP, and a Master’s degree in Economics from the Economics Institute of Universidade Estadual de Campinas (UNICAMP) and Ph.D. in Economics from University of California, Berkeley.

Paulo Roberto Vales de Souza. (independent member). Mr. Paulo Roberto Vales de Souza has been appointed as an effective member of the Company’s Board of Directors by shareholder OdebrechtNovonor. Mr. Paulo Roberto Vales de Souza is an engineer, and he earned a graduate degree from Universidade Federal do Rio de Janeiro in 1972, and a graduate degree in Economic Engineering from Pontifícia Universidade Católica do Rio de Janeiro in 1979. Mr. Paulo Roberto Vales de Souza worked as an engineer approved in a public examination at the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico - BNDES), from January 1974 to January 2001, having occupied executive positions (from Manager to Superintendent) since 1979, in the areas of infrastructure, agroindustry, consumer goods, planning and credit refund. Mr. Paulo Roberto Vales de Souza was Chairman of the Board of Directors and Chief Executive Officer of the Retirement Fund of BNDES - FAPES from July 1991 to January 2001, Chairman of the Decision-making Council of the Brazilian Association of Private Pension Funds - Abrapp from 1995 to 1998, Planning Officer of the National Social Security Institute from 1994 to 1997, Chairman of the Ethics Commission of Abrapp/National Union of Private Pension Funds (Sindapp) from 2001 to 2004, 2004 to 2007, 2007 to 2010 and 2011 to 2013, member of the Audit Committee of the Board of Directors of BNDES from 2008 to 2018, member of the Committee of Best Market Practices of ANBIMA, member of the Credit Committee of Fund JBVC I, managed by Jardim Botânico Investimentos, in 2001, member of the Advisory Board of OCROMA Investimentos, member of the Audit Committee of VALIQ, Pension Fund of Vale do Rio Doce, since January 2019, and Governance and Risk Management consultant at Fundação Atlântico, Pension Fund of Oi.

Roberto Faldini. Mr. Roberto Faldini has been appointed as effective member of the Company’s Board of Directors as a nominee of Novonor S.A. He holds a degree in Business Administration from Getúlio Vargas Foundation (Fundação Getúlio Vargas) (1972). He also holds specialization degrees in (i) Advanced Management from Dom Cabral Foundation (Fundação Dom Cabral) and INSEAD (1991); (ii) Entrepreneurship from Babson College (2004) and (iii) Corporate Governance (IFC and IBGC - 2009, 2011, 2013 and 2016). Mr. Faldini is President and partner of Faldini Participações Administração e Investimentos Ltda. and Chief Executive Officer of MBF Administração e Serviços. In addition to the Board of Braskem SA Board, he is currently a member of the Boards of Irani Papel e Embalagens SA, Cia. Habitasul de Participações and Novonor S.A. He is a voluntary member of the Curator Board of Dorina Nowill Foundation for the Blind, of Crespi Prado Foundation and of Norberto Odebrecht Foundation. He is an officer of Ema Gordon Klabin Cultural Foundation. Mr. Roberto Faldini is an invited professor from Dom Cabral Foundation and an arbitrator of Arbitration Chamber of B3 Market. He has participated as a member of Boards of Directors and Advisory Boards of several companies in Brazil and abroad, including BOVESPA, Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet, Sadia, BRF, Banco BMG, Vulcabrás and Marfrig. Mr. Faldini is a co-founder of IBCG - Brazilian Institute for Corporate Governance (Instituto Brasileiro de Governança Corporativa (in 1995, and nowadays he remains active in many of its committees. He is an associated member of IBEF - Brazilian Institute for Financial Executives (Instituto Brasileiro dos Executivos Financeiros), and FBN - Family Business Network. For more than 20 years he was CEO, shareholder and member of the Board of Directors of Metal Leve S.A., and he held the position of President of CVM in 1992. He was the coordinator in the State of São Paulo, of the Family Business Center - PDA, of Dom Cabral Foundation, for 5 years (from 2002 to 2007).

João Pinheiro Nogueira Batista. Mr. João Pinheiro Nogueira Batista has been elected an effective member of the Company's Board of Directors by shareholder Novonor S.A. Mr. João Nogueira Batista holds a graduate degree in economics from PUC-RJ and an MBA in Economic Engineering - Universidade Gama Filho, Rio de Janeiro. He has acted for more than 10 years in Boards of Directors in companies in Brazil and abroad. In the Novonor Group, he was an independent member of the Boards of Directors of Odebrecht Engenharia e Construção starting June 2017 and of Ocyan starting April 2018, where he remained until January 2019, when he joined the Board of Directors of Novonor S.A. Mr. João Nogueira Batista is currently the CEO of Evoltz Participações S.A. In his wide executive career developed in the public and private sectors, he has been the CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, also holding the position of officer in companies like Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Nogueira Batista is a director in two non-governmental organizations: Associação Maria Helen Drexel and Instituto de Reciclagem do Adolescente- Recicla.

Julio Soares de Moura Neto (independent member.) Mr. Julio Soares de Moura Neto was appointed as an effective member of the Company’s Board of Directors by shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Moura Neto is Fleet Admiral, Bachelor in Naval Sciences by the Navy School, Master in Naval Sciences by the Navy War School (Military Command and Staff Course), Doctor in Naval Sciences by the Navy War School (Maritime Politics and Strategy Course), and also attending the Higher Education Navy War Course of the Higher Navy War Institute - Portugal. He has off-Navy experience in the Strategic Advisory Board of the Foundation (EZUTE-SP) and in the Advisory Board of Cia Brasileira de Cartuchos (CBC-SP).

Rogério Bautista da Nova Moreira. Mr. Rogério Bautista da Nova Moreira is currently also a member of the Board of Directors of OEC S.A., of OR Empreendimentos Imobiliários S.A., of Santo Antonio Energia S.A., of Ocyan S.A. and of Odebrecht Transport S.A., and works as a general counsel at Novonor S.A. He was previously a member of the Board of Directors of Lagoa da Barra S.A., between 2018 and 2020, of Santo Antonio Energia S.A. and of Odebrecht Comercializadora de Energia S.A., between 2014 and 2015. He also worked as a general counsel of OR Empreendimentos Imobiliários S.A., between 2016 and 2019, and of Odebrecht Energia S.A., between 2012 and 2016, and as an attorney of Odebrecht Energia S.A., between 2008 and 2012, of Braskem S.A., between 2002 and 2008, of law firm Veirano Advogados, between 2000 and 2001, and of Deloitte, between 1999 and 2000. Mr. Rogério Bautista has a degree in Law from the Catholic University of Salvador, having graduated in 1999, and he has a specialization in Tax Law from the Brazilian Institute of Tax Law (IBDT) and an MBA in business management from the Getulio Vargas Foundation.

Andrea da Motta Chamma. (independent member). Ms. Andrea Chamma has been appointed as an effective member of the Company’s Board of Directors by shareholder Petróleo Brasileiro S.A. – Petrobras. She is currently an effective member of the Board of Directors and leader of the Persons Committee of Grupo Fleury, effective member of the Board of Directors of Banco Votorantim and Advisor and Consulting Director in startups Fintechs/Blockchain by 3C Advisors. Previously, she acted as Vice-Chairwoman and Head of Equity Sales of Bank of America Merrill Lynch, and Officer of brokerage and equity sales at ABN Amro. Ms. Andrea Chamma holds a graduate degree in Business Administration from the Getúlio Vargas Foundation (FGV) and attended specialization courses at the universities of Harvard and Columbia.

Marcelo Klujsza. Mr. Marcelo Klujsza has been appointed as an effective member of the Company’s Board of Directors by shareholder Petróleo Brasileiro S.A. - Petrobras. He holds a graduate degree in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro, and a Master’s Degree in Geosciences/Geology from Universidade Federal do Rio de Janeiro, having a professional career for approximately 35 years. He has held several offices in the Senior Management in consulting companies - CEO at Metal Data S.A. and Vice President at Alexander Proudfoot Consulting - in addition to working as a consultant at his own company - Metakarp Value Consulting, providing support to the management and to the board of directors of companies, particularly in the mineral and metallurgy sectors. He has also held technical, management and Senior Management offices in the companies Vale, Rio Paracatu Mineração, Rio Tinto Brasil, IBM Brasil and Grupo Solmucci Entretenimento. He was Assistant to Petrobras’ Board of Directors from June 2015 to November 2015, and served as CEO’s Advisor at Petrobras from December 2018 to April 2021 He held office as Chairman of the Board of Directors of Liquigás Distribuidora S.A. from June 2019 to December 2020.

Alternate Directors

Maria Isabel de Faria Perez. Ms. Maria Isabel de Faria Perez is an alternate member of the Company's Board of Directors as a nominee of the shareholder Petróleo Brasileiro S.A. – Petrobras. Currently, she acts as General Manager in the area of Business Integration and Interest at Petrobras, having previously acted as Manager in Petrobras' Legal Department. Ms. Maria Isabel holds a graduate degree in Law from Universidade do Estado do Rio de Janeiro (UERJ), and a Postgraduate degree in Oil and Gas Exploitation and Production Business Management from the Brazilian Oil Institute (Instituto Brasileiro de Petróleo - IBP), a Business Acument for the Energy Executive certification from McCombs School of Business University (University of Texas) and extension courses in Anticorruption Compliance for the Energy Sector (IBP) and in National and International Commercial Arbitration at IBMEC.

André Amaro da Silveira. Mr. André Amaro is an alternate member of the Company’s Board of Directors as a nominee of Novonor S.A. Mr. Amaro worked with Novonor Group from 1988 to 2018. In addition to the aforementioned office at the Company, Mr. Amaro works as a member of the Personnel and Organization Committee of the Company's Board of Directors, is an effective member of the Board of Directors of the company Ocyan, working also as coordinator of the Culture, Communication, Personnel and Sustainability Committee, he is an effective member of the Board of Directors of the company Odebrecht Transport, and also acts as coordinator of the Personnel and Organization Committee and as member of the Finance and Investment Committee, and is the chairman of the Board of Directors of Redram Construtora de Obras S.A. He began his career in heavy infrastructure projects and led Odebrecht investments in the concession of public services in Brazil, Argentina and Portugal. During this period, he was also Director of Project Finance and Export at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem, Director of Human Resources at Novonor S.A., President of Odebrecht Properties and of Odebrecht Defesa e Tecnologia. He holds a graduate degree in Civil Engineering from Unversidade Federal de Minas Gerais and a Master's degree in Business Administration from IMD.

Marcelo Rossini de Oliveira. Mr. Marcelo Rossini de Oliveira is an alternate member of the Company's Board of Directors as a nominee of shareholder Novonor S.A. He is currently a Treasury and IR Officer of Novonor S.A. From 2005 to 2018, he worked as a financial analyst, Capital Market and Transaction Structuring Manager, Treasury Manager at Braskem S.A. He previously worked as Senior Auditor and Financial Analyst of Deloitte - Auditores e Consultores.

Marcelo Mancini Stella. Mr. Marcelo Mancini is an alternate member of the Company’s Board of Directors as a nominee of shareholder Novonor S.A. He works as Vice-President in charge for the Sale of Ethanol, Sugar and Power, and for the Planning, Logistics and Business Development Areas of Atvos since 2010. Previously, he occupied several positions at Braskem from 2002 to 2010, leading the executive boards of Polyethylene, Vinyls and Polypropylene. He worked for Pilkington Brasil Ltd. as sales and marketing director of Brazil from 1990 to 2002. Mr. Mancini holds a graduate degree in production engineering from the Polytechnic School of the Universidade de São Paulo and an MBA from the Universidade de São Paulo—FIA. He has further attended the Finance Programs of INSEAD, Marketing Program of Cranfield University and the Program for Directors of IBGC.

Daniel Pereira de Albuquerque Ennes. Mr. Daniel Pereira de Albuquerque Ennes is an alternate member of the Company's Board of Directors as a nominee of shareholder Petróleo Brasileiro S.A. – Petrobras. He is currently the Bank and Structured Finance Manager of Petrobras. He was previously an effective member of the Board of Directors of Liquigás Distribuidora S.A. and Bank Market Coordinator, Domestic Capital Market Coordinator and Export Credit Agency Coordinator of Petrobras. Mr. Daniel Pereira holds a graduate degree in Economics from Universidade Federal do Rio de Janeiro (UFRJ), a bachelor’s degree in Law from Universidade do Estado do Rio de Janeiro (UERJ) and a Master’s degree in Industrial Economics from Universidade Federal do Rio de Janeiro (UFRJ).

José Marcelo Lima Pontes. Mr. José Marcelo Pontes has been appointed for the position of alternate member of the Company’s Board of Directors as a nominee of Novonor S.A. Mr. José Marcelo Pontes is a professional journalist, with 34 years of experience, acting in some of the main media outlets of the country (including Jornal do Brasil, O Globo and Veja) and 23 years of experience in corporate communication, eight of which at Novonor.

Laura Maniero Gadelho. Ms. Gadelho has been appointed for the position of alternate member of the Company’s Board of Directors as a nominee of Novonor S.A. Ms. Laura Maniero Gadelho is currently a lawyer at the corporate department of Novonor S.A., a position she has held since 2016, having previously worked at Odebrecht Properties (from January/2013 to April/2016) as a lawyer at the corporate and business departments, as senior lawyer at the litigation and arbitration department of law firm Lefosse Advogados and Linklaters, in São Paulo and New York (from October/2007 to January/2013) and a lawyer at the litigation and arbitration department of law firm Dourado Fialdini Penna Tilkian Advogados Associados (from November/2005 to October/2007). Ms. Gadelho holds a Law degree from the University of São Paulo (USP), a LL.M. (Master of Laws) degree from the Law School of Columbia University, and is been a member of the International Commercial Arbitration Association and of the Latin American Association of Corporate Law.

Guilherme Simões de Abreu. Mr. Guilherme Simões de Abreu is an alternate member of the Board of Directors of Braskem, appointed by Novonor S.A. He currently holds office as Responsible Person for Persons, Communication and Organization of Novonor S.A., since January 2020. From June 2018 to December 2019, he held office as Executive Secretary of the Board of Directors of Novonor S.A. From 2013 to March 2017, he was Manager of Odebrecht S.A., for Persons and Organization matters.

Board of Executive Officers of Braskem

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization, day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of a chief executive officer and between three and nine additional members, each responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer and the general counsel, have no formal titles (other than the title of executive officer or director) but have the informal titles set forth in the table below.

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends at the first board of directors meeting held immediately after our annual shareholders’ meeting to be held in 2021. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporate Law, executive officers must be residents of Brazil but don’t need to be our shareholders. Our board of executive officers holds meetings when called by our chief executive officer.

The following table lists the current members of our board of executive officers as of the date of this annual report:

Name	Year of First Appointment	Position Held	Age
Roberto Lopes Pontes Simões	2019	Chief Executive Officer	64
Pedro van Langendonck Teixeira de Freitas	2016	Chief Financial Officer and Head of Procurement and Institutional Relation	45
Edison Terra Filho	2017	Executive Officer and Head of the Olefins & Polyolefins South America	49
Marcelo Arantes de Carvalho	2015	Executive Officer and Head of People, Communication, Marketing and Sustainable Development	52
Marcelo de Oliveira Cerqueira	2013	Executive Officer and Head of Brazil Manufacturing and Global Industrial Operations	55
Daniel Sales Corrêa	2020	Executive Officer and Head of Investments & Digital Technologies	53

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers:

Pedro Van Langendonck Teixeira de Freitas. Mr. Freitas is currently Braskem’s Responsible Person for Finance, Investor Relations, Suppliers and Institutional Relations. In this office, he globally leads the financial and supplies areas and the strategic planning, and coordinates the institutional relations in Brazil. In this context, he is responsible for the Company's management and financial health, for the innovation in the search for efficiency in the management processes and for the motivation of a high-performance team. From 2011 to 2016, he was in charge of Braskem's Corporate Strategy Management, preparing the business plan and evaluating investments and M&A opportunities. Prior to this, he was a strategy consultant, having participated in the definition of business and M&A strategies in various industries, including in the petrochemical, agribusiness, consumer goods and pharmaceutical industries. Mr. Freitas holds a Production Engineering degree from the Polytechnic School of Universidade de São Paulo (USP), and an MBA from INSEAD.

Edison Terra Filho. Edison Terra is currently responsible for the South America Olefinas & Poliolefinas Unit. Mr. Terra joined Braskem in 2002, and he worked in the Marketing, Supply Chain, Export areas, as leader of the Polyethylene Business and President of quantiQ. Before working for Braskem, he worked nine years for Rhodia. Mr. Terra holds a graduate degree in Production Engineering from the Polytechnic School of Universidade de São Paulo and a Masters degree in Business Administration from EAESP-FGV/SP. He has also attended continuing education courses in Global Leadership in Wharton Business School and in Disruptive Technologies in Singularity University.

Marcelo Cerqueira. Mr. Cerqueira is currently the Executive Vice-President of Manufatura Brasil e Operações Globais. Mr. Cerqueira has more than 30 years of experience in the chemical and petrochemical industry. He initiated his career in 1987 at Companhia Alcoolquímica Nacional and COPERBO (currently Lanxess). In 1989 he joined Companhia Petroquímica Camaçari, where he worked as a Production, Logistics, Health, Safety and Environment – SSMA (Saúde, Segurança e Meio Ambiente) and Supplies Engineer. At Braskem, he has already worked as Responsible Person for the Vinyls Unit, Industrial Vinyls Officer and Production Manager of the PVC Unit of Alagoas and Bahia and responsible for the Chemicals Unit at Braskem. Mr. Cerqueira holds a degree in Chemical Engineering from Universidade de Pernambuco and an MBA in business management from FGV, and he has attended the Global Leadership Program at Wharton Business School - University of Pennsylvania.

Marcelo Arantes de Carvalho. Mr. Arantes is currently the Responsible Person for People, Communication, Marketing and Sustainable Development, with 29 years of professional experience. He has acted in various large-sized companies and in several offices related to Human Resources. He commenced his career as an intern in Fiat Group in 1988, and then he worked at Celite S.A. from 1989 to 1991, in the Remuneration and Union Relations area. From 1991 to 1998, he worked as Human Resources Manager at Asea Brown Boveri Ltda., and then he joined Unilever to work as Human Resources Development Manager. In 2000 he became Human and Organizational Development Officer of Intelig Telecomunicações. Later, in 2005, he joined Reckitt Benckiser, where he remained until 2008 as Human Resources Officer. Between 2008 and 2010 he was the Human Resources Officer for Latin America at Fiat Group, after which he came to Braskem. Mr. Arantes holds a degree in Business Administration from Faculdade de Ciências Gerenciais (UNA) and an Executive MBA from Dom Cabral Foundation (Fundação Dom Cabral), and he has attended the Global Leadership Program at Wharton Business School - University of Pennsylvania.

Daniel Sales Corrêa. Mr. Daniel Sales Corrêa is a professional who holds a graduate degree in Electrical Engineering from Universidade Federal do Amazonas (UFAM), a postgraduate degree in Equipment Engineering and in Oil Refining Engineering from Universidade Petrobras, and in Quality and Productivity Management from FUCAPI/UFRGS. In addition, he holds an Executive MBA in Strategic Business Management from FIA/USP. During the 26 years he worked for Petrobras, he worked in various refineries, and held offices in Engineering, Production, Process Optimization and Commercialization. At the company's principal place of business, he has been operational efficiency general manager, encompassing all refineries, and more recently he was the general manager of the company's refining, transport and commercialization business restructuring programs, where he leaded initiative to reposition Petrobras in the "Downstream",“Ddownstream,” segment, focused on the "carved“carve out"” of the refineries and terminals to be divested. During the period from 2019 to July 2020, he was also a member of the board of directors of Refinaria de Petróleo Riogranense S.A. – RPR. He is currently the Executive Vice-President of BRASKEM and is responsible for the implementation of the investments and for the global IT, Automation, Digital Technologies and Knowledge Management operations.

Fiscal Council

The Brazilian Corporate Law requires us to establish a permanent or non-permanent fiscal council (“conselho fiscal”), with a minimum of 3 and up to 5 members. Our by-laws provide for a permanent fiscal council composed of up to five members and their respective alternate members. The fiscal council is a separate corporate body, independent of our management and our independent directors.

The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting, which will be held in 2021. Under the Brazilian Corporate Law, the fiscal council may not contain members who are members of our board of directors or of our board of executive officers or be employees or spouses or relatives of any member of our management. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been an officer or fiscal council member of another Brazilian Company for at least three years prior to election to our fiscal council. Holders of (1) preferred shares without voting rights, or with restricted vote, and (2) non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The responsibilities of a fiscal council are established by the Brazilian Corporate Law. In accordance with the Brazilian Corporate Law, our fiscal council has the right and obligation to, among other things:

•	supervise, through any of its members, the actions of our managers and to verify their fulfillment of their duties;
•	give an opinion on the annual report of our management, including the supplementary information deemed necessary or useful for deliberation at a general meeting;
•	at least every three months examine the trial balance sheet and other financial statements periodically prepared by the company;
•	examine the accounts and financial statements for the financial year and give an opinion on them;
•	opine on any management proposals to be submitted to a vote of our shareholders related to:
o	changes in our share capital;
o	issuances of debentures or rights offerings entitling the holder to subscribe for equity securities;
o	distributions of dividends; and
o	transformation of our corporate form and any corporate restructuring, such as takeovers, mergers and spin-offs;
•	inform our management of any error, fraud or detected and suggest measures we should take in order to protect our primary interests. If our management fails to take the measures required to protect our interests, inform our shareholders at a shareholders’ meeting of these facts; and
•	call general shareholders’ meetings if management delays the general shareholders’ meeting for more than one month and call special shareholders’ meetings in the event that important matters arise.

As described in “Item 16D. Exemptions from the Listing Standards for Audit Committees,” we are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act. In order to comply with the requirements of this exemption, our board of directors has delegated to our fiscal council certain additional responsibilities and our fiscal council adopted rules under which our fiscal council has the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian Corporate Law. Because Brazilian Corporate Law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide our board of directors with the authority to resolve disagreements between management and our external auditors regarding financial reporting, our fiscal council cannot fulfill these functions. Our fiscal council may only make recommendations to our board of directors with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the independent auditors, our fiscal council may intermediate and opine, if necessary. Under the rules governing fiscal councils, our fiscal council has the following rights and obligations, among others, in addition to those established by the Brazilian Corporate Law:

•	to follow and analyze the process of hiring independent auditors, observing applicable Brazilian rules and legislation, and considering the technical expertise, independence, efficiency, experience and costs of the independent auditors, and recommend to our board of directors the selection and remuneration for the work of independent auditors and their possible replacement;
•	to approve the annual list of pre-approval services that may be provided in a given year by the independent auditors, which is included as an exhibit to the “Policy on the Pre-Approval of Services that may be provided by the Independent Auditors,” as well as ensure that the policy is observed by our management and independent auditors;
•	to supervise the work of our independent auditors, as well as to discuss the scope of audit services to be performed by them;
•	to analyze the recommendations report prepared by our independent auditors and the internal control over financial reporting, including items that may impact our financial statements;
•	to request from our independent auditors, if necessary, any clarification or information that is deemed to be necessary for the verification of specific facts;
•	to meet with our management and independent auditors, whenever required, for the analysis of adoption of significant accounting policies and practices, including analysis of alternative treatments of policies, practices and disclosures related to material items, giving preferential treatment to the guidelines of our independent auditors;
•	to intermediate possible discussion and conflicts arising between our independent auditors and our management related to the draft of financial reports, providing, if necessary, opinions regarding such conflicts;
•	to discuss the content of all material and relevant communication made in writing by our independent auditors to our management which come to its knowledge;
•	to hire, as appropriate, in accordance with § 8 of Article 163 of the Brazilian Corporate Law, independent experts and advisers, including but not limited to legal counsel, to advise and give opinions on matters related to the performance of its duties;
•	to meet when necessary and privately with the head of internal audit to discuss any issues and/or concerns; and
•	to establish specific procedures in the Company for the confidential receipt, retention and processing of complaints or reports, including anonymous ones, eventually made by Braskem members or third parties regarding practices accounting, internal controls or issues related to the Company's audit.

The following table lists the current members of our fiscal council and their alternates:

Name	Year of First Appointment
Ismael Campos de Abreu	2003
Gilberto Braga	2015
Marcilio José Ribeiro Junior	2021
Amós da Silva Cancio	2020
Heloisa Belotti Bedicks	2020
Ivan Silva Duarte (alternate)	2016
Tatiana Macedo Costa Rego Tourinho (alternate)	2014
Viviana Cardoso de Sá e Faria (alternate)	2021
Pedro Albuquerque Zappa (alternate)	2021
Reginaldo Ferreira Alexandre (alternate)	2020

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Ismael Campos de Abreu. Mr. Abreu served as Officer of Kieppe Participações e Administração Ltda. from April 2011 to May 2017. Between 1995 and March 2011, he worked as a Controller of Novonor S.A., which company indirectly holds interest in excess of 5% of a same kind or class of securities of the Company. He was Manager of the tax consulting division of PricewaterhouseCoopers (1978/1985) and of Arthur Andersen (1989/1991). He was a member of Performance Auditoria e Consultoria Empresarial (1992/1995). He was a member of the Board of Directors of Hospital Cardio Pulmonar and a member of the Fiscal Council of various companies that operate in the petrochemical industry. Mr. Abreu holds a degree in Accounting from Fundação Visconde de Cairú and a postgraduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento.

Gilberto Braga. Mr. Braga was elected an effective member of the Company’s Fiscal Council as a nominee of the shareholder Novonor S.A. Mr. Braga is a business consultant in the financial, capital markets, corporate, expert examination and court expert examination assistance areas, in addition to working as member of the fiscal, management and audit committees of listed companies and professional associations. He has been a member of the Advisory Committee on Accounting Standards for the Investment Funds of the CVM, teaches undergraduate and graduate corporate governance courses at Dom Cabral Foundation, IBMEC, PUC and FGV, and is a commentator of Radio CBN, FM 94 on RJ and a columnist for the newspaper O Dia. Mr. Braga holds degrees in Economics from UCAM Ipanema and Accounting from UGF, a Postgraduate degree from IAG-PUC Rio in Financial Management and an MBA (Finance and Capital Markets) from IBMEC- Rio. He is a member of IBGC.

Marcílio José Ribeiro Júnior. Mr. Ribeiro was appointed as effective member of the Company’s Fiscal Council by shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Marcílio José Ribeiro Jr. is currently a Senior Accountant at Petróleo Brasileiro S.A. - PETROBRAS, having previously occupied other positions at the same company (since October 2, 2006). He is currently a Fiscal Councilor at METANOR – Metanol do Nordeste S.A. and Alternate Fiscal Councilor at IBIRITERMO S/A, having previously worked as Fiscal Councilor at Asfaltos S.A. He has also previously worked at Queiroz Galvão Óleo e Gás S/A, as a Controller; at Starfish Oil & Gas S.A., as Accounting Manager; at Gaspart Gás Participações Ltda. (currently MITSUI Gás do Brasil), as an Accountant; at ALTM S.A. Tecnologia e Serviços de Manutenção (Alstom Group), as Accounting Manager; at Terminal Garagem Menezes Côrtes S.A., as an Accountant; and at Erco Engenharia S.A., as an Accounting Analyst. He has a bachelor’s degree in Accounting Sciences from the Federal University of Rio de Janeiro (February/1993 – August/1997); an MBA in Economic and Financial Engineering from the Federal University of the State of Rio de Janeiro (September/2000 – November/2001); and an LL.M. in Corporate Law by IBMEC (March/2014 – February/2016).

Amós da Silva Cancio. Mr. Amós da Silva Cancio was appointed as effective member of the Company’s Fiscal Council by shareholder Petróleo Brasileiro S.A. – Petrobras. He is currently the E&P Partnership Accounting and Tax Management Manager at Petrobras, and he previously worked as Accounting General Manager of the Controlling Shareholder, Subsidiaries and of the Consolidated of Petrobras and as Accounting Planning and Guidance Manager. Mr. Amós Cancio holds a graduate degree in Accounting Sciences from Universidade Federal Fluminense (UFF), an MBA in Economic and Financial Engineering and a Master’s degree in Production Engineering (emphasis in Corporate Strategy, Management and Finance) from the same institution, in addition to a Postgraduate degree in Oil and Gas Exploitation and Production Business Management from Instituto Brasileiro de Petróleo e Gás (IBP) and professional certification as North-American Public Accountant (CPA).

Heloisa Belotti Bedicks. Ms. Heloisa Bedicks was elected an effective member of the Company's Fiscal Council by minority shareholders. She is a Member of the Board of Directors of BNDES and of Mapfre Group, of the Audit Committee of Brasilseg, of the Fiscal Councils of Braskem and of Fundação Boticário and of the Advisory Board of Portas Abertas in Brazil (NGO). She was General Officer of IBGC - Brazilian Institute for Corporate Governance (Instituto Brasileiro de Governança Corporativa) from 2001 to 2020, Deputy Chairman of GNDI – Global Network of Director Institute and member of the Board of Governors of ICGN – International Corporate Governance Network. She has been a member of the Board of the Association of the Supporters of the Acquisition and Consolidation Committee – ACAF (B3, Anbima and IBGC), of the Advisory Boards of the Ethical Fund of ABN AMRO Asset Management, of the Center for Sustainability Studies of the Getúlio Vargas Foundation and of the Corporate Sustainability Index (Índice de Sustentabilidade Empresarial - ISE) of BMF&Bovespa. Ms. Heloisa Bedicks holds a master's degree in Financial Administration from Universidade Presbiteriana Mackenzie, a graduate's degree in Economics from Unicamp and Accounting Sciences from PUC Campinas, specialization degree in Corporate Governance from Yale University and in Boards of Directors from the Chicago University.

Alternate Members of Fiscal Council

Ivan Duarte. Mr. Duarte is an alternate member of the Company’s Fiscal Council as a nominee of shareholder Novonor S.A. Mr. Duarte is an officer of Kieppe Participações e Administração Ltda. since January 2016, which company is part of the same economic group of the issuer and indirectly holds more than 5% of its capital stock. Previously, Mr. Duarte acted as manager of KPMG - Auditores Independentes, from 1995 to 2001, when he became senior manager at PricewaterhouseCoopers Auditores Independentes until 2008. Between 2008 and 2015, Mr. Duarte was an officer of EAO Empreendimentos Agropecuários e Obras S.A., which company belongs to the Novonor Group, which operates in the Agricultural and Food and Drinks industries. Mr. Duarte holds a graduate degree in Accounting from Universidade de Salvador (UNIFACS) and an MBA in Corporate Finance from Getúlio Vargas Foundation (Fundação Getúlio Vargas) and an MBA in Entrepreneurship from Babson College (Boston/USA).

Tatiana Macedo Costa Rego Tourinho. Ms. Macedo is an alternate member of the Company’s Fiscal Council as a nominee of shareholder Novonor S.A. Ms. Macedo is currently responsible for the controllership of OEC (Odebrecht Engenharia e Construção). Ms. Macedo previously worked as Tax Planning Responsible Person of Construtora Norberto Odebrecht S.A. (“CNO”). In the period from 2000 to April 2007, Ms. Macedo worked in the tax area of VIVO S/A of the telephony industry, where she held office as Tax Planning Division Manager. She previously worked at Arthur Andersen for 2 years. Ms. Macedo holds a Public and Private Business Administration degree from Universidade Federal da Bahia and an MBA in Management from IBMEC. Ms. Macedo does not hold management office in any non-governmental organization.

Viviana Cardoso de Sá e Faria. Ms. Cardoso is an alternate Member of the Company’s Fiscal Council as a nominee of the shareholder shareholder Petróleo Brasileiro S.A. – Petrobras. Ms. Viviana Cardoso de Sá e Faria is currently a Coordinator-Master Economist at Petróleo Brasileiro S.A. - Petrobras, having previously occupied other positions at the same company (since January 16, 2007). She has worked as Fiscal Councilor at Braskem S.A. and Petrocoque S.A. Indústria e Comércio – PETROCOQUE and as Alternate Fiscal Councilor at Petrobras Distribuidora S.A. and at Companhia de Gás do Estado de Mato Grosso do Sul - MS GÁS. She also previously worked at the Brazilian Association of Electricity Distributors (ABRADEE), as a Strategic Affairs Coordinator; at the Brazilian Center of Infrastructure (CBIE), as Head of the Energy Department; and at Banco Votorantim, as a Trainee in the Commercial Department (Companies and Pension Funds). She was a professor at Universidade Candido Mendes (UCAM), teaching courses Micro I and II (Economics) and Project Finance (Law) (August/2000 – December/2003) and Regulation Economy at MBP – Executive Graduate Degree in Oil and Natural Gas (January/2000 – December/2002). She has a degree in Economics by UFF - Universidade Federal Fluminense (August/1993 – December/1997); A master’s degree in Strategic and Environmental Planning, with emphasis on Power Savings, Economic Regulations and Project Finance by PPE/COPPE/UFRJ (March/1999 – February/2003); A graduate degree in Tax Management by the Law Institute: PUC-Rio (March/2009 – June/2010); and an extension course on “Comparative Tax Policy and Administration” by the Harvard Kennedy School (August/2014).

Pedro Albuquerque Zappa. Mr. Zappa is an alternate member of the Company’s Fiscal Council as a nominee of the shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Pedro Albuquerque Zappa is currently a Segment Manager - Senior Economist at Petróleo Brasileiro S.A. - PETROBRAS, having previously occupied other positions at the same company (since July 3, 2006). He is currently the Vice-President (Directorio) at Petrobras Frade Inversiones (PFISA), Managing Director A at Petrobras Global Trading BV (PGT), Managing Director A at Petrobras Middle East BV (PEMID) and Fiscal Councilor at Petrocoque S.A. Indústria e Comércio – PETROCOQUE, having previously worked as Fiscal Councilor at Petrobras Negócios Eletrônicos S.A. and Deten Química S.A., in addition to Alternate Fiscal Councilor at Muricy – Energética Camaçari Muricy I, Guarani S.A., Companhia de Gás do Amapá – GASAP and Suzano Petroquímica. He has also worked at ITAU as an Analyst. He has a degree in Economic Sciences by UFRJ (2001 – 2005) and a master’s degree in Corporate Finance and Economy by FGV-RJ (2008 – 2010), having also undertaken training at IBGC (2009).

Reginaldo Ferreira Alexandre. Mr. Alexandre is an alternate member of the Company's Fiscal Council as a nominee of the minority shareholders. He holds a graduate degree in economics and has eighteen years of experience in the area of investment analysis, as analyst, organizer and officer of analysis teams, having held these offices, successfully, in Citibank, Unibanco, BBA (current Itaú-BBA) and Itaú Corretora de Valores. He has also worked as corporate credit analyst (Citibank) and as advisor in the strategy (Accenture) and corporate finance (Deloitte) areas. He also worked for ProxyCon Consultoria Empresarial, a company engaged in advisory and provision of services in the capital markets, finance and corporate governance areas between 2003 and 2017. He is a member of the Accounting Pronouncements Committee (CPC - Comitê de Pronunciamentos Contábeis) – which body formulates the Brazilian accounting standards – since its foundation, in 2005. Vice-Coordinator of Institutional Relations of the CPC. Certified investment analyst (CNPI). Securities manager authorized by the CVM. Fiscal Council Member Certified by the IBGC. Director of Mahle Metal Leve S.A. (he took office in June 2017 and was reelected in April 2018, April 2019 and May 2020). He is currently an effective member of the Fiscal Councils of the following publicly-held companies: Cia. de Saneamento do Paraná – Sanepar; Cia. Energética de Brasília – CEB; Rumo S.A.; Ser Educacional S.A.; Cia. Saneamento Básico do Estado de S. Paulo - Sabesp; and alternate member of the boards of directors of the following publicly-held companies: Bradesco S.A. ; CPFL Energia S.A.; Fras-Le S.A. He also worked as member of the Audit Committee of Paranapanema S.A. (2017) and of the Fiscal Councils of the following companies: Petrobras S.A.; Iochpe Maxion S.A.; BRF S.A.; Aliansce Shopping Centers S.A.; Cremer S.A.; Movida S.A.; Tecnisa S.A.; Paraná Banco S.A.; Tele Norte Celular Participações S.A.; Unipar Carbocloro S.A.; Bradespar S.A. (alternate member); Companhia Siderúrgica Belgo-Mineira, currently Arcelor Mittal (alternate member); Grendene S.A. (alternate member); Indústrias Romi (alternate member); Grazziotin S.A. (alternate member); SLC Agrícola (alternate member). He is the former president of the Brazilian Association of Capital Market Analysts and Investment Professionals – APIMEC (Associação Brasileira de Analistas e Profissionais de Investimento do Mercado de Capitais), former president of the Brazilian Association of Capital Market Analysts and Investment Professionals – APIMEC (Associação Brasileira de Analistas e Profissionais de Investimento do Mercado de Capitais), São Paulo section. He was one of the authors of the Brazilian Corporate Governance Code - Publicly-Held Companies. He has been a member of the Governance Committee of State-Owned Companies of B3. He is a member of the Fiscal Council of the São Paulo Museum of Modern Art – MAM and former member of the Acquisitions and Mergers Committee – CAF.

Board Committees

On August 8, 2018 our board of directors approved its internal operating rules (which has been recently updated on October 14th, 2020), as well as the board committees’ internal rules (which have been recently updated on March 19th, 2020). An English translation of the internal operating rules of our board of directors and its committees is available on our investor relations website at www.braskem-ri.com.br. Under these rules our bylaws and the shareholders’ agreement, our board of directors has established four permanent committees and has the power to establish ad-hoc committees. Permanent committees must have at least three and no more than five members. Ad-hoc committees may be convened for a limited period to consider temporary issues and are dissolved when their purpose has been achieved or when the term established upon the creation of such committees expires. The number of members of the ad-hoc committees is defined upon the creation of such committees.

We currently have the following four permanent committees: (1) the Finance and Investment Committee, (2) the Personnel and Organization Committee, (3) the Strategy and Communication Committee and (4) the Compliance Committee. The duties of each permanent committee are established in their respective bylaws, all approved by our board of directors. The members of each permanent committee are appointed by the chairman of the board and approved by our board of directors, solely from among its members and alternate members, being the committee’s coordinators appointed by the chairman of the board of directors. Our board of directors does not delegate the power to take actions on behalf of our Company to the permanent committees; rather the role of the permanent committees is to examine certain matters in order to assist in deliberations under the board of directors’ responsibility.

Finance and Investment Committee

Our Finance and Investment Committee meets at least quarterly and has its duties fixed at its Internal Rules, such as: (1) to evaluate new policies relating to financial management, insurance and guarantees and analyze existing policies, (2) to evaluate new risk management policies and analyze existing policies, (3) to analyze opportunities related to financing and investment transactions that may improve our capital structure, (4) to propose to the chairman the criteria for the annual assessment of the board and its support committees, and of the board secretariat and (5) to analyze guidelines and protocols for our business planning execution cycle. Our Finance and Investment Committee is currently composed of Mrs. João Pinheiro Nogueira Batista (coordinator), Mrs. Rogério Bautista da Nova Moreira, Mrs. Marcelo Klujsza, Mrs. Marcelo Rossini de Oliveira and Mrs. Daniel Pereira de Albuquerque Ennes.

Personnel and Organization Committee

Our Personnel and Organization Committee conducts work meetings at least five times per year and has the following duties: (1) to evaluate new policies and review existing policies relating to personnel matters and organizational issues, (2) to analyze processes relating to identification, training, development and succession of executives for or in strategic positions, (3) to analyze processes relating to the determination of fixed and variable compensation for executives in strategic positions, and (4) to evaluate new policies and review existing policies relating the maintenance and strengthening of our corporate culture.Our Personnel and Organization Committee is currently composed of Mrs. Andrea da Motta Chamma (coordinator), Mr. André Amaro da Silveira and Mr. Roberto Faldini.

Strategy and Communication Committee

Our Strategy and Communication Committee meets quarterly and has the following duties: (1) to evaluate determinations relating to the foundation of our business plan, (2) to evaluate the business direction being pursued to achieve objectives defined by our board of directors, (3) to evaluate new policies and review existing policies relating to the capital markets and social responsibility, (4) to evaluate our image projected to and perceived in the market and make recommendations to our board of directors to maintain or to redefine our social communications programs, and (5) to analyze guidelines and protocols for our business planning and execution cycle. Our Strategy and Communication Committee is currently composed of Mr. João Cox Neto (coordinator), Mr. José Mauro Mettrau Carneiro da Cunha and Mr. Roberto Lopes Pontes Simões.

Compliance Committee

On May 4, 2016, our board of directors approved the constitution of the Compliance Committee, to monitor internal controls and risk exposure and to supervise the preparation of financial reports, without prejudice to the legal duties designated to our fiscal council.

The Compliance Committee is a statutory committee which meets at least every two months and has at least three independent members of the Board of Directors, chosen by the Board itself pursuant to the nomination made by the chairman of the Board, being one of the nominees indicated as the coordinator of the Compliance Committee, and its main objectives are to (1) evaluate internal controls, risk exposure and compliance with applicable laws and regulations, (2) monitor investigations related to ethics complaints, (3) approve and periodically update the Compliance System Policy, the Anticorruption Policy and the Related Party Transactions Policy, and (4) develop training programs for board members, senior managers and certain employees. Our Compliance Committee is currently composed of Mr. Julio Soares de Moura Neto (coordinator), Mr. Gesner José de Oliveira Filho, and Mr. Paulo Roberto Vales de Sousa.

Our chief compliance officer, or CCO, has a full-line report directly to the Compliance Committee, and dotted-line report to the CEO of the company. Our CCO exercises independent judgment and acts in an impartial manner. Our CCO is responsible for developing a compliance system, assist the CEO in implementing the compliance system and continually monitor developments in this respect. Our CCO is also responsible the global activities: Internal Audit, Corporate Risk Management, Internal Controls, Compliance and Data Protection.

Everson Bassinello. Mr. Bassinello has served as our CCO since August 2016 and has led our global initiatives related to risk management, internal controls, compliance, data protection and internal audit. He served in leadership positions at Companies of the Votorantim Group, including VCP and Fibria between June 2000 and July 2016. Mr. Bassinello holds a degree in mechanical engineering from Universidade Federal de Itajubá (UNIFEI), a graduate degree in business administration from Fundação Getúlio Vargas (FGV), an MBA degree from the Business School São Paulo (BSP) and a specialization degree in corporate governance from the Kellogg School of Management.

Ethics Committee

Our Ethics Committee supports our Compliance Committee with matters involving the violation of the commitment to Ethics, Integrity and Transparency. Our Ethics Committee is formed by our Chief Compliance Officer, who is also its coordinator, and three additional members: vice-presidents in our Legal, People & Organization and Finance areas. The main objectives of our Ethics Committee are to (1) evaluate the results of internal investigations of ethics complaints, (2) submit to the Compliance Committee proposed revisions to Code of Conduct, and (3) provide guidance on questions of ethical conduct and ensure consistent evaluation and treatment of ethical matters.

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

Compensation and Benefits

The aggregate compensation payable by us in connection with the year ended December 31, 2020 to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$67.5 million in 2020, R$63.3 million in 2019 and R$53.8 million in 2018. On April 13, 2021, at our annual general shareholders’ meeting, our shareholders established the compensation for our board of directors, our board of executive officers and the members of our fiscal council for the year 2021 of R$73.5 million.

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

Our executive officers receive a fixed monthly, an annual variable compensation and the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal voucher. Members of our board of directors and fiscal council are not entitled to these benefits.

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

Eligibility

Persons who are legally employed by us or the companies controlled by us, including officers and non-officers approved by our board of directors, may participate in the Incentive Plan upon execution of an award agreement (such persons, the “participants”).

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

The target of the Incentive Plan is to award for each one (1) Owned Share two (2) Restricted Shares. However, our board of directors may define, in an exceptional and justified manner as set forth in the Incentive Plan and pursuant to the terms and conditions of the applicable award agreements, for each Program, a different number of Restricted Shares to be delivered for each Owned Share, in compliance with the minimum of one (1) Restricted Share and the maximum of three (3) Restricted Shares for each one (1) Owned Share, based on an analysis by our board of directors in its sole discretion.

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

Amendments and Termination

Our board of directors may propose any amendments to the Incentive Plan and, in case necessary, submit such amendments for approval in an extraordinary general meeting. The Incentive Plan will remain in force until the delivery of the Restricted Shares granted pursuant to award agreements executed in the fifth year of the - Plan.

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

Employees

The following table sets forth the number of our employees by geographic location at the end of each year indicated.

Number of Employees by Geographic Location	2020	2019	2018
State of Bahia	1,593	1,637	1,692
State of Rio Grande do Sul	1,528	1,537	1,589
State of São Paulo	2,027	1,971	1,978
State of Alagoas	554	511	512
State of Rio de Janeiro	384	389	397
Other Brazilian states	2	5	5
Brazil	6,088	6,050	6,173
United States	764	759	754
Germany	151	202	188
Mexico	831	830	812
Other countries	159	99	81
Total	7,993	7,940	8,008

We do not employ a material number of temporary employees.

In March 2020, in view of the progression of the COVID-19 outbreak, we formed a crisis committee with the aim of establishing global procedures focusing on the health of our team members and the continuity of our operations. We have taken the following measures, among others: (i) recommended that all team members and contractors work remotely; (ii) established a minimum team in industrial areas to ensure safety and operational continuity matters; and (iii) prohibited all national and international business travel, apart from exceptional cases.

Employees in Brazil

In Brazil, both employees and employers have the right to organize into unions. Employees belong to a specific “professional category” and employers constitute a specific “economic category” and they may be represented by a single union in a particular geographic area. Individual unions generally belong to statewide union federations, which in turn belong to nationwide union confederations. Braskem is part of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio de Janeiro, Rio Grande do Sul and São Paulo, and our employees are organized within the Petrochemicals Industries Workers’ Unions in each of these states. As of December 31, 2020, 26,15% of our employees in Brazil were union members.

Braskem maintains a good relationship with the employee union. We have not experienced a strike in Brazil since Trikem was privatized in 1995. In general, our current collective bargaining agreements and conventions establish, with each trade union, clauses valid for up two years, being able to negotiate economic clauses annually. The clauses of collective labor instruments signed with the unions cover all Members, whether they are union members or not.

Post-Employment Benefits

Vexty Defined Contribution Plan

The majority of our employees (91,5%) participate in the Vexty Pension Plan (former Odebrecht Previdência). We pay part of the monthly payments made by our employees to Vexty. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and are intended to provide its members with income upon retirement. In 2020, we paid R$45.7 million into this fund.

Other Benefits in Brazil

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors in an insurance company. We pay most of the costs for these services, with a small monthly portion being paid by our employees. A small fee is also charged to our employees according to the use of some medical services (copayment system). In 2020, we spent R$105.4 million on this benefit.

Employees in the United States

The employees of Braskem America are not represented by any union, other than employees of Braskem America Neal, West Virginia plant. As of December 31, 2020, 30.5% of the employees of this plant were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expires on May 3, 2023.

Post-Employment Benefits in the United States

Braskem America administers a closed defined benefit pension plan and during 2020 there were 37 active participants, compared to 38 participants in 2019. Additionally, for 2020 there were 151 employees with deferred benefits along with 170 employees receiving benefits as stated within the current year actuarial report. Due to the current funding levels of the pension plan, Braskem America was not required to contribute to the plan during the 2020 plan year and, as a consequence, there were no additional cash contributions made in 2020. Additionally, there were no participant contributions in 2020.

We offer a 401(k) savings plan, which, as of December 31, 2020, had total assets of R$880.3 million (US$169.4 million), including R$44.7 million (US$8.6 million) in participant contributions made in 2020.

Other Benefits in the United States

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.

Employees in Germany

Employees of Braskem Europe GmbH in Germany are not represented by any union. However, they are represented by local works councils (Betriebsrat).

Post-Employment Benefits in Germany

Pension Plan Germany

In October 2011, the obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition. In 2013, Braskem Europe implemented a new defined contribution pension plan. As of the date of this annual report, we have 41 active participants in this new pension plan.

Other Benefits in Germany

Braskem GmbH offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

Pension plan Netherlands

In the Netherlands, Braskem started a pension plan in 2009 with Delta Lloyd in a defined contribution scheme. Participation is mandatory for locals that reside in NL. As of the date of this annual report, we have 95 active participants in the plan.

Other Benefits in the Netherlands

Braskem BV offers its employees the ability to participate in benefit plans, including pension, life and disability coverage, health insurance (by reimbursement).

Employees in Mexico

Post-Employment Benefits in Mexico

Braskem Idesa employees are granted a government retirement benefit plan when they retire or reach retirement age. On December 31, 2020, all of the 831 employees of Braskem Idesa were active participants in this government retirement plan. In May 2018, Braskem Idesa implemented a private pension plan (defined benefit obligation); by the end of 2019 we had the participation of 362 employees, and by the end of 2020, we had the participation of 381 out of 825 employees.

Other Benefits in Mexico

Braskem Idesa offers other benefits, including saving plans, food coupons, meals vouchers, canteen, and life and health insurance.

Performance-Based Employee Compensation Plan

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2020 and 2019, we recorded expenses of R$487 million and R$320.5 million, respectively, related to this program with respect to 8,362 employees and former employees, including our executive officers. The members of our board of directors do not participate in this program.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As of December 31, 2020, we had a total share capital of R$8,043,222, equal to 797,218,554 total shares, consisting of 451,668,652 common shares, 345,049,672 class A preferred shares and 500,230 class B preferred shares. As of December 31, 2020, all of our authorized shares were issued and outstanding, other than 1,224,878 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

Generally, only our common shares have voting rights. Our preferred shares have voting rights only in exceptional circumstances.

As permitted by the Brazilian Corporate Law, our by-laws specify that 25% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest attributable to shareholders’ equity. Under our by-laws, our preferred shareholders are entitled to an annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to 6% of their pro rata share of our capital before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares as of January 31, 2021 by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Novonor	226,334,623	50.1	79,182,498	22.9	305,517,121	38.3
Petrobras	212,426,952	47.0	75,761,739	22.0	288,188,691	36.1
Norges Bank	—	—	20,292,226	5.9	20,292,226	2.5
Alaska Investimentos Ltda .	—	—	18,464,800	5.4	18,464,800	2.3
All directors, fiscal council members, their alternates and executive officers as a group (35 persons)	722	*	237,767	*	238,489	*

(*)	Less than 1%

We currently have no management or employee option plans or management or employee options outstanding, we have only the Long-Term Incentive Plan described above. See “Item 6. Directors, Senior Management and Employees—Compensation—Long-Term Incentive Plan.”

Shareholders’ Agreements

Braskem S.A. Shareholders’ Agreement

Novonor, formerly called Odebrecht, OSP Inv., Petrobras and Petroquisa, with Braskem and BRK as intervening parties, entered into the Braskem S.A. Shareholders’ Agreement, effective February 8, 2010, which has a term of 35 years. The Braskem S.A. shareholders’ agreement superseded the Shareholders’ Agreement that formerly governed the relationship between Petrobras, Petroquisa, Novonor and Norquisa regarding our shares.

Under the Braskem S.A. Shareholders’ Agreement Petrobras has the right to designate:

•	four members of our board of directors and their alternates for so long as they own, directly or indirectly, an aggregate of 30% or more of our voting share capital;
•	three members of our board of directors and their alternates for so long as they own, directly or indirectly, an aggregate of 18%, but less than 30%, of our voting share capital;
•	two members of our fiscal council and their alternates, one of which will serve as president, for so long as they own, directly or indirectly, an aggregate of 30% or more of our voting share capital; and
•	two members of our fiscal council and their alternates for so long as they own, directly or indirectly, an aggregate of 18%, but less than 30%, of our voting share capital and for so long as Novonor has the right to elect more than a majority of the members.

For as long as Petrobras has the right to designate three or four members of our board of directors, one of these designees will serve as vice president of our board of directors.

Under the Braskem S.A. Shareholders’ Agreement, Novonor is entitled to nominate our chief executive officer. Our chief executive officer must choose our chief financial officer from among three nominees submitted by Novonor and the executive officer responsible for our investment and portfolio area from among three nominees submitted by Petrobras. Our chief executive officer has the power to nominate the other members of our board of executive officers. After these nominations, the officers will be elected at a board of directors’ meeting.

Under the Braskem S.A. Shareholders’ Agreement, Novonor has the sole power to approve our business plan. However, for so long as Petrobras owns, directly or indirectly, an aggregate of less than 30% and more than 18% of our voting share capital, we are prohibited from taking certain strategic actions unless a consensus regarding those actions is reached between Novonor and Petrobras, including, among others:

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

Under the Braskem S.A. Shareholders’ Agreement, Petrobras has the right to sell a pro rata portion of their common shares of us in connection with any direct or indirect sale of our common shares by the Novonor Group to a third party.

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

On July 18, 2017, our shareholders, Petrobras and Novonor, have entered into negotiations to revise the terms and conditions of the Braskem S.A. Shareholders’ Agreement to improve our corporate governance and the ownership relationship among the parties, with the goal of creating value for all our shareholders.

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

On January 31, 2019, we were informed by Novonor S.A., then called Odebrecht S.A., our indirect controlling shareholder, of the corporate reorganization approved by the Novonor Group on December 31, 2018, with the main purpose of segregating its businesses, whereby all common and preferred shares issued by Braskem and held by OSP Inv., and all liabilities (comprised of the purchase and Sale agreement of debentures no. 16.2.0023.1, entered into on March 16, 2016 between BNDES Participações S.A. – BNDESPAR and OSP Inv., and other intervening parties, as amended) and the other operating activities of OSP Inv. have been merged into OSP Investimentos S.A. Considering that the corporate reorganization took place within the Novonor Group,Novonor S.A. continues to be Braskem’s indirect controlling shareholder.

Related Party Transactions

As provided for in our bylaws, our board of directors has the exclusive power to decide on any contract with related parties that exceeds the amount of R$20 million per transaction or R$60 million in the aggregate, per fiscal year This is valid for contracts between Braskem and its subsidiaries and: (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or any of their indirect subsidiaries or by key personnel of such entities; (ii) affiliates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem participates and any of their subsidiaries.

Pursuant to the Brazilian Corporate Law, officers and directors are prohibited from: (i) entering into any transaction using the company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without first obtaining an authorization pursuant to our bylaws or at a shareholders’ meeting.

As part of our controls to identify related parties, we require key personnel to annually inform whether they, or their close relatives, hold full or shared control of any company.

Under the Brazilian Corporate Law, each of our directors, their alternates and our executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. In addition, pursuant to our Policy on Ethics, Compliance and Transparency none of our shareholders or any other individual with authority over our activities may participate in the negotiation and decision-making process of a transaction in which they have a conflict of interest.

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

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2020.

The Novonor Group (formerly called Odebrecht Group)

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

The aggregate amount of services we purchased under the Alliance Agreement was R$0.18 million in 2020 and R$2.8 million in 2019.

The Alliance Agreement was terminated in May 2018. Specific activity agreements entered into until this date will continue to produce effects until the fulfillment of their scope.

Industrial Maintenance, Operation and Loads Machines Maintenance Services

In December 2017, we entered into an industrial maintenance services agreement with CNO, assigned to Tenenge Montagem e Manutenção Ltda on July 2020, that encompassed boilers and the welding of tubing and static equipment, as well as operational and maintenance services on cargo machinery to be performed at the Braskem Units located in Rio Grande do Sul. The agreement has an estimated maximum amount of R$120 million and is valid through December 2021.

The aggregate amount of services purchased under this agreement was R$16.7 million in 2020.

Furnaces, Boilers and Tanks Maintenance

In 2019, we conducted a bid process that selected Tenenge Montagem e Manutenção Ltda as a non-exclusive provider of maintenance services and efficiency enhancement projects for furnaces, boilers and tanks at each of our industrial plants. Such agreement was unanimously approved by our board of directors in December 2019. Services to be provided under this agreement were contracted through pre-defined maintenance scopes and a list of unit prices per activity. TENENGE’s compensation for the execution of the services under the agreement is capped at R$669.0 million. The agreement became effective in February 2020 and is valid until January 2027.

The aggregate amount of services purchased under this agreement was R$45.4 million in 2020.

Acquisition of Cetrel

In October 2012, we entered into an agreement with Cetrel for the purchase of 4 million cubic meters per year of recycled water by sites located in the Industrial Pole of Camaçari. The agreement expires in April 2028 and has a total value of R$120.0 million. In July 2016, we entered into a services agreement with Cetrel under which we appointed Cetrel as an exclusive service provider for the treatment of liquid effluents produced in our industrial units located at the Camaçari petrochemical complex. Such agreement was initially limited to the maximum amount of R$77 million and with a term until December 31, 2019, but it was amended in June 2020 to extend its to September 2020 and increase the maximum amount up to R$78.5 million. The aggregate amount of services we purchased under this agreement was R$15.3 million in 2019, and R$15.4 million in 2020. In March 2013, we entered into an agreement for the supply of industrial water with Distribuidora de Águas de Camaçari S.A, incorporated by Cetrel, a subsidiary of Novonor, formerly called Odebrecht. This agreement expires in March 2043 and has an estimated total value of R$2,250 million. The aggregate amount we purchased under this agreement was R$92.7 million in 2020.

In December 2017, we entered into a services agreement with Cetrel as a service provider for incineration of hazardous industrial waste produced in our industrial units located at the Camaçari/BA petrochemical complex. Service expenses under the agreement are capped at R$61 million, and the agreement expires in December 2020. The aggregate amount of services we purchased under this agreement was R$21 million in 2020.

On January 27, 2017, our board of directors authorized the execution of a purchase agreement with Odebrecht Utilities S.A., through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A., which represented 63.7% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction. The acquisition was approved by relevant shareholders, in accordance with Article 256 of Brazilian Corporate Law in the meeting held on September 29, 2017. This acquisition closed on October 2, 2017, when Braskem acquired 1,269,290 shares, or 63.7%, of the voting capital stock of Cetrel S.A.

Petrobras

Commercial Transactions with Petrobras

We have entered into the following supply contracts with Petrobras:

•	An agreement for the purchase and sale of a chain of refinery off gas that Quattor Química S.A. which was merged into Quattor Participações S.A., formerly known as Braskem Qpar, before it merged into us on December 1, 2014 and Petrobras entered into in January 2005. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Chemicals Operations that are Part of our Brazil Segment—Refinery Off Gas” for more information.
•	A 20-year propylene supply contract we and Petrobras entered into in May 2008 for our Paulínia plant. See “Item 4—Information on the Company—Raw Materials of Our Polyolefins Operations that are Part of our Brazil Segment—Propylene Contracts with Petrobras and its Subsidiaries” for more information.
•	Five propylene supply agreements that Braskem Petroquímica (formerly known as Quattor Petroquímica, which was merged into our Company in November 2017) and Petrobras signed between September 1997 and February 2006. See “Item 4—Information on the Company—Raw Materials of Our Polyolefins Operations that are Part of our Brazil Segment—Propylene Contracts with Petrobras and its Subsidiaries” for more information.
147

•	Braskem S.A. entered into an agreement with Petrocoque S.A. Indústria e Comércio in 2008 for the supply of steam, which was amended in September 2020 to extend its term until March 2021. The amendment implies an additional amount of R$16.6 million. The aggregate amount throughout the term of the agreement is R$325.6 million. The aggregate amount we purchased under this agreement was R$34.1 million in 2020.
•	Braskem has handed down a contract from Petrobras and joint-venture Petroquímica Paulinia S.A. (PPSA) pursuant to which Petrobras will supply steam and provide services in connection with the treatment and transport of water, clarified water and hydrogen. This contract is for a term of 20 years and has no global value clause. The aggregate amount of services we purchased under this contract was R$21.3 million in 2020.
•	Braskem has handed down a contract from Petrobras and Rio Polímeros S.A. pursuant to which Petrobras will provide water transportation services. This contract is for a term of 30 years and has no global value clause. The aggregate amount of services we purchased under this contract was R$5.8 million in 2020.
•	A two-year contract, which a 1st Amendment was signed in June 2020, providing for the renewal of the contract for a further period of 44 months after its original term, i.e. until June 2024, for logistics services related to feedstock discharge, storage and transportation in the TEDUT (Terminal Almirante Dutra), part of Southern Complex, between Braskem and Transpetro, entered into in November 2018. The aggregate amount of services related to this contract was R$53.7 million in 2020.
•	A two-year contract, which a 1st Amendment was signed in November 2020 providing for the renewal of the contract for a further period of 44 months after its original term, i.e. until June 2024, for logistics services (pipeline operation and maintenance) related to feedstock in the Southern Complex between Braskem and Transpetro, entered into in November 2018. The aggregate amount of services related to this contract was R$5.8 million in 2020.
•	A two-year contract, which was amended, was signed in June 2020 providing for the renewal of the contract for a further period of 62 months after its original term, i.e. until December 2025, for logistics services related to feedstock storage in the REFAP (Refinaria Alberto Pasqualini), part of the Southern Complex between Braskem and Petrobras, entered into in November 2018. The aggregate amount of services related to this contract was R$31.7 million in 2020.
•	A two-year contract, which was amended, signed in June 2020, providing for the renewal of the present contract for a further period of 44 months after its original term, i.e. until June 2024, for storage tanks leasing and pipeline leasing related to feedstock storage in the Southern Complex between Transpetro and Braskem, entered into in November 2018. The aggregate amount of services related to this contract in 2020 for pipeline leasing was R$13.9 million and storage tanks leasing was R$5.6 million, for a total amount of R$19.5 million.
•	In December 2020, the Company entered into an agreement with Transpetro involving the provision of logistics services for the water terminals (management and operation) of the port terminals TERG (Rio Grande) and TESC (Santa Clara). This agreement is effective from January 4, 2021 to December 31, 2024. The estimated maximum amount under the agreement is R$28.8 million.
•	On July 3, 2019, Braskem S.A. and CDGN Logística S.A. entered into an agreement for the supply of compressed natural gas for a total period of five years. The estimated aggregate amount throughout the term of the agreement is R$126.0 million. The aggregate amount of services we purchased under this contract was R$14.9 million in 2020. In 2020, the process of selling CDGN by Petrobras was concluded, therefore, Petrobras is no longer the controlling shareholder of CDGN and, for this reason, CDGN is no longer a related party to Braskem.
•	In September 2019, we signed an amendment to our agreement with Gás de Alagoas S.A. (Algás) for the supply of natural gas to Braskem to extend the agreement for two years until December 31, 2021. In December 2020, we signed an amendment to our natural gas purchase agreement with Algás to increase the amount of gas to be supplied (“QDC”) from January to December 2021. The estimated aggregate amount throughout the term of the agreement, as amended, is R$770.0 million. The aggregate amount we purchased under this agreement was R$183.4 million in 2020
148

•	In December 2019, we signed an amendment to our natural gas purchase agreement with Companhia de Gás da Bahia (Bahiagás), with a term from January to December 2020 and an additional amount of R$820.0 million relating to the amendment. On December 2020, we signed an amendment to our natural gas purchase agreement with Bahiagás, with a term from January to December 2021 and an additional amount of approximately R$482.4 million relating to the amendment. The estimated aggregate amount to be paid throughout the term of the agreement, as amended, is R$3.45 billion. The aggregate amount we purchased under this agreement was R$592.0 million in 2020
•	Braskem S.A. entered into two agreements with Companhia de Gás do Estado do Rio Grande do Sul (Sulgás) for the supply of natural gas. The aggregate amount of services we purchased under this contract was R$181.4 million in 2020.
•	In March 2020, the Company entered into a petroleum sales agreement with Petrobras, which is valid for 30 days after its execution. The agreement has an estimated maximum amount of R$76.1 million and was fully received.
•	In April 2020, the Company entered into an agreement for the purchase of up to 220 kton of naphtha with Petrobras, with additional volumes to those contracted for April 2020, to supply Braskem units in the states of Bahia, Rio Grande de Sul and São Paulo with Petrobras. The aggregate amount of services we purchased under this contract was R$89.1 million in 2020.
•	In June 2020, the Company entered into two naphtha supply agreements with Petrobras for 200 to 450 kton/y, respectively, from the Landulpho Alves Refinery (“RLAM”), with delivery to our industrial unit in the State of Bahia, and from the Alberto Pasqualini Refinery (“REFAP”), to our unit in the State of Rio Grande do Sul. The term of the agreements is from December 23, 2020 to December 31, 2025. The estimated amounts of the agreements are R$5.0 billion and R$2.5 billion, respectively. In the fiscal year ended December 31, 2020, transactions under the agreement amounted to R$18.2 million.
•	In June 2020, the Company entered into a sales option agreement for up to 2,850 kton/y of petrochemical naphtha to Petrobras with mandatory purchase by Braskem. The term of the agreement is from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$30 billion. No option to sell was exercised pursuant to this agreement in the year ended December 31, 2020
•	In December 2020, the Company entered into a sale agreement with Petrobras for up to 2 million tons of petrochemical naphtha per year, for our industrial unit in the State of São Paulo. This term of the agreement is from December 23, 2020 to December 31, 2025. The estimated amount under the agreement is R$25 billion. In the year ended December 31, 2020, transactions under the agreement amounted to R$2.8 million.
•	In December 2020, the Company entered into an agreement with Petrobras to purchase ethane and propane to produce up to 580,000 tons of ethylene equivalent and sell up to 58.4 million Nm³ of hydrogen. The term of the agreement is from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$9.2 billion. As of December 31, 2020, there was no outstanding balance under this agreement.

Braskem (i) purchased raw materials, finished goods services and utilities from Petrobras and its subsidiaries in the aggregate amount of R$15,540.1 million in 2018, R$12,584.2 million in 2019 and R$14,566.8 million in 2020, and (ii) sold products to Petrobras and its subsidiaries in the aggregate amount of R$1,225.4 million in 2018, R$665.4 million in 2019 and R$182.5 million in 2020.

Other Related Party Transactions

Our Jointly Controlled Company

Refinaria de Petróleo Rio-grandense S.A. (“RPR”)

The revenue from the sale of gasoil, gasoline, blendstocks, fuel oil, BTE oil and solvents to RPR and from the purchase of turpentine from RPR was approved in 2020 for a total amount of R$845.0 million per year. Purchase and sales prices are determined on a spot basis. Additionally, in 2020, Braskem provided an aggregate of R$93.6 million of gasoline and gasoil to RPR.

Fábrica Carioca de Catalisadores S.A. (“FCC”)

On August 1, 2019, Braskem and FCC entered into an agreement for the sale of caustic soda for a period of two years. The aggregate amount throughout the term of the agreement is approximately R$50 million. Additionally, in 2020, Braskem provided an aggregate of R$31.6 million of caustic soda to FCC.

Our Associated Companies

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis, in which we have a 20.0% interest. We recorded revenue to Borealis of R$242.7 million in 2018, R$175.9 million in 2019 and R$213.8 million in 2020. We account for Borealis under the equity method of accounting.

On March 1, 2018, Braskem and Borealis entered in an agreement for the rendering by Braskem of certain services related to the set up and management of Borealis’ energy portfolio. This agreement was subsequently amended on November 1, 2019 to extend it until February 28, 2021. This agreement was terminated on November 18, 2020, and the aggregate amount of the services provided under the agreement was R$200.6 thousand.

Non-controlling shareholders of Braskem Idesa

As of December 31, 2020, we had R$3,222.5 million in outstanding indebtedness relating to a loan payable to the non-controlling shareholder of Braskem Idesa, maturing in December 2029 and accruing interest at 7% p.a., whose proceeds were used by Braskem Idesa to fund its construction project.

Related Party Transactions Policy

In December 2018, we adopted a related party transactions policy, or the Related Party Transactions Policy, which lays out the procedures for approving transactions with our controlling shareholder and shareholder that has Material Influence over Braskem, controlled entities and certain other parties. Pursuant to our bylaws and the Related Party Transactions Policy, (i) our Board of Directors is responsible for approving certain related party transactions and revisions to the Related Party Transactions Policy, (ii) our Compliance Committee is responsible for evaluating related party transactions prior to submission for approval to our Board of Directors, if applicable, as well as ensuring that the provisions contained in the Related Party Transactions Policy are observed by our other areas, and (iii) our Ethics Committee is responsible for evaluating related party transactions that do not require approval by our Board of Directors. Pursuant to this policy, we have, and may in the future, engage in transactions with our controlling shareholder and shareholder that has Material Influence over Braskem or controlled entities with respect to our services or products, or other related party transactions, as defined in our Related Party Transactions Policy.

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

Tax Proceedings

We are engaged in several legal proceedings with tax authorities for which we have established provisions in an aggregate amount of R$692.7 million as of December 31, 2020. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions, since there is no trigger in accordance to IAS 37 to record such provisions. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations, cash flows or financial condition would be materially and adversely affected. The aggregate amount of tax contingency proceedings was R$11,911.7 million as of December 31, 2020, with respect to which our management believes, based on the opinion of our outside legal counsel, that the risk of loss is possible.

IR/CSLL Tax Assessment Notices

In 2013, 2014 and 2017, we received tax assessment notices from the Federal Brazilian Revenue Service claiming that the amortization of the goodwill, from 2007 to 2013, recorded in 2002 in connection with the purchase of shares of certain companies related to the formation of Braskem was not deductible for purposes of calculating our income tax and social contribution. After definitive reductions at the administrative level, the amount claimed is R$1.0 billion, including interest and fines. We challenged these assessment notices because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities (the equity interests were acquired with effective payment, business purpose and the participation of independent parties) and that the statute of limitations has expired. We believe that a loss of these claims is possible and our external legal counsel expect that the administrative discussions will end in 2022 and, the only case in the judicial level, 2030. As of December 31, 2020, we had made no provision with respect to these claims and there is no deposit or guarantee related to the administrative proceedings. We offered guarantee in the amount of the judicial litigation.

In 2009 and 2017, we received deficiency notices from the Brazilian federal tax authority claiming that the tax losses offset in the taxable year were in excess of the limitation of 30% of the taxable profits of a given year, as imposed by Brazilian tax law. The amount under discussion is R$352.0 million, including interest and fines. We challenged these assessment notices because we believe that the 30% limitation is not applicable in the event of the merger of the taxpayer and that the statute of limitations for one of these claims has expired. We believe that the risk of loss is possible and our external legal counsel expect that the judicial discussions will end in 2030. As of December 31, 2020, we had made no provision with respect to these claims and there is no deposit related to the processes We offered guarantee that supports the integrality of the amount charged and already in judicial litigation

In 2017, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming income tax and social contribution debts due to the following: (i) commissions paid by Braskem in 2011 were not considered deductible for purposes of calculating income tax and social contribution; (ii) commissions paid by Braskem INC in 2013 and 2014 were also not considered deductible for purposes of calculating income tax and social contribution; (iii) we did not withhold the income tax over the payments of the aforementioned commissions; and (iv) marketing expenses in 2013 were not considered deductible for purposes of calculating income tax and social contribution. We challenged this assessment notice in Administrative Court due to the following reasons: (i) the statute of limitations has expired for the year of 2011, and tax authorities are claiming the payment of income tax and social contribution without taking into consideration that the right to deduct some expenses for purposes of calculating income tax and social contribution is still under discussion in other tax proceedings; (ii) Braskem INC has already recalculated its income tax which only resulted in the decrease of its tax losses; (iii) the net interest paying company is non-resident in Brazil; and (iv) marketing expenses are related to our activities. The amount under discussion is R$138.6 million, including interest and fines. We believe that a loss of this claim is possible and our external legal counsel expect that the administrative discussion will end in 2022. As of December 31, 2020, we had made no provision with respect to this claim and there is no deposit or guarantee related to it.

In December 2017 and in December 2020, we received tax assessment notices from the Federal Brazilian Revenue Service claiming unpaid income tax and social contribution in connection with exchange variation losses recorded by Braskem in the elapsed time between the due date of naphtha import invoices and their payments. The Federal Brazilian Revenue Service considered that these losses, recorded in 2012 and in 2015, respectively, were not deductible for purposes of calculating income tax and social contribution. In relation to the calendar-year of 2012, the assessment resulted in the recalculation of our tax losses and social contribution negative tax base. With respect to 2015, the tax credit was accompanied by a qualified fine corresponding to 150% of the assessment amount. The notice issued in December 2020 also resulted in partial disallowance of the cost of naphtha imported from its subsidiary abroad, in an amount corresponding to the profit margin earned by the subsidiary in the naphtha resale operations, in the years 2014 and 2015. We challenged this assessment notice in Administrative Court and for the following reasons the chances of loss are possible: (i) regular use of trading companies in import operations; (ii) exchange variation expense is ancillary to the principal and, therefore, deductible; (iii) the fluctuation of exchange rates is not predictable; and (iv) there are mistakes in determining the profit margin of the subsidiary. Our external legal counsel expect the administrative discussion to end by 2026. As of December 31, 2020, we had made no provision with respect to this claim and there is no deposit or guarantee related to it. The adjusted amount as of December 31, 2020 of said uncertain tax treatment was R$997.3 million.

We are discussing the rejection by the Federal Brazilian Revenue Service of Clearing Statements that aimed at the discharge of federal taxes with credits arising from negative balance of income tax and social contribution. The amount under discussion, corresponding to taxes whose compensation was not ratified, is R$182 million, including interest and fines. We challenged these debts because we believe that there are reasonable grounds on which we can successfully defend against these charges, based on favorable precedents and considering the documents provided. We believe that a loss of this case is possible and our external legal counsel expect the administrative discussion to end by 2024 and the judicial cases by 2023. As of December 31, 2020, we had made no provision with respect to this claim. There is no deposit or guarantee related to the processes that still are in administrative discussion phase. We presented a guarantee in the amount of the judicial litigations.

In July 2020, we received a tax assessment notice from the Federal Brazilian Revenue Service for failing to offer taxation the profit earned abroad by the subsidiary Braskem America Inc. for the year 2015, due to the disregard of tax credits collected by this subsidiary abroad. The assessment also involves the allegation of undue compensation for tax loss from the negative CSLL tax base for 2016, due to the lack of balances, due to disallowances arising from tax assessments and uses in special installments. We challenged this assessment notice in Administrative Court due to the following reasons: (i) there was enough payment to deduct the tax payable on profits obtained abroad; and (ii) the reported lack of tax loss balances arises from other administrative proceedings that are still under discussion. As of December 31, 2020, the updated amount of taxes levied and the tax consequences of the disallowance of tax losses and negative basis of calculation of CSL through said tax assessment notices represents the amount of R$278.6 million. We believe that a loss of this claim is possible and our external legal counsel expect the administrative discussion to end by 2025. As of December 31, 2020, we had made no provision with respect to this claim and there is no deposit or guarantee related to it, as it is still under administrative discussion.

In November 2020, we received a notice from the Federal Revenue Service of Brazil related to the disagreement in the application of the Agreement to avoid double taxation signed between Brazil and the Netherlands, which establishes that profits of Dutch companies are not taxed in Brazil. The object of the assessment refers to the profits of the subsidiary in the Netherlands in the years 2015 and 2016. We challenged this assessment notice in Administrative Court considering that the profits earned by its subsidiary abroad are protected from taxation in Brazil under Article 7. of the aforementioned Agreement to avoid double taxation signed between Brazil and the Netherlands. We believe that a loss of this claim is possible and our external legal counsel expect the administrative discussion to end by 2025. As of December 31, 2020, we had made no provision with respect to this claim and there is no deposit or guarantee related to it. The adjusted amount as of December 31, 2020 of such uncertain tax treatment was R$3.7 billion.

IOF

We were involved in judicial and administrative proceedings due to tax assessment notices issued by the Federal Brazilian Revenue Service claiming that the following operations are subject to Financial Operations Tax (IOF): (i) related to AFAC and current accounts made between Quattor Participações S.A and Quattor Química S.A and (ii) the transfers of financial resources under cash pooling and current account agreements made between Quattor Participações S/A, Quattor Química S/A and Braskem and between Braskem and CPN Incorporated from May 2002 to April 2004. In April 2020, an administrative decision became final that dismissed the assessment in which the characterization of the loan in AFAC and current accounts was discussed, which implied a reduction of this contingency by R$108 million. The amount claimed is R$59 million. We believe that these operations do not constitute loans under Brazilian legislation and, as such, are not subject to IOF. We believe that a loss in this claim is possible and our external legal counsel expect that the judicial discussion will end in 2027. We present a guarantee that supports the entire amount in judicial litigation.

ICMS Tax Assessment Notice

From 1999 to 2020, the internal revenue department of the States of Bahia, Alagoas, Pernambuco, São Paulo, Rio Grande do Sul and Rio de Janeiro issued tax assessment notices against Braskem claiming unpaid ICMS taxes in the amount of R$883 million, retrospectively revised by inflation and the benchmark rate, in connection with several alleged violations of certain provisions of the ICMS tax legislation, including, among others: (1) inappropriately claiming ICMS credits for the acquisition of goods that the internal revenue department considers for use and consumption; (2) inappropriately claiming ICMS credits for the acquisition of assets not related to production; (3) transfer of goods below the cost of production; (4) differences in stock of final products; (5) lack of evidence that we exported goods; (6) failure to pay taxes on the sale of products subject to tax substitution and inappropriately claiming ICMS tax credits on the purchase of products subject to tax substitution; (7) failure to register invoices; (8) unpaid ICMS taxes on charges for electricity transmission; and (9) for the use of a calculation base relating to ICMS tax lower than that required by law, in connection with internal transfers of the product crude dichlorethane to another unit in the State of Alagoas, from January 2013 to May 2016, which were not subject to deferral. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. The administrative cases are expected to be resolved by 2025 and the judicial cases by 2030. There is no deposit or guarantee related to the processes that still are in administrative discussion phase. We presented guarantees in the amount under discussion. We believe that a loss of these claims is possible and, as of December 31, 2020, we had not recognized any provision with respect thereto.

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

The proceedings were closed in the administrative court in 2015, with partial reduction of the contingency, and the remaining debt is under discussion in the judiciary. As of December 31, 2020, we had established related provisions, due to business combination, in the amount of R$305.7 million. We offered a guarantee to the debts and our external legal counsel expect the cases to be resolved by 2026.

In July and in December 2020, we received tax assessment notices from the State of Alagoas due to the lack of ICMS payment due to the alleged lack of reversal of the tax credited in operations prior to the departures with deferred tax. The amount claimed is R$569 million. We challenged these assessment notices in Administrative Court based on the favorable precedents at the judicial administrative level, considering that there are some mistakes regarding the debt calculation and because keeping the credits even if with a deferred tax is something authorized by Alagoas legislation.

We believe that a loss of this claim is possible and our external legal counsel expect that the administrative discussion will end by 2025. As of December 31, 2020, we had made no provision with respect to this claim and there is no deposit or guarantee related to it.

PIS and COFINS Non-Cumulative Tax Assessment Notice

We received assessment notices from the federal internal revenue department alleging that we had inappropriately claimed certain PIS and COFINS credits in relation to: (1) wastewater treatment; (2) charges for electricity transmission; (3) freight related to the storage of finished goods; (4) credits claimed at inappropriate times, relating to various acquisitions; and (5) fixed assets. As of December 31, 2020, the amount in dispute in connection with these claims was R$1.3 billion. We challenged these assessment notices because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss of these claims is possible and our external legal counsel expect that the administrative discussions will end in 2025 and the judicial discussion will end in 2030. There is no deposit or guarantee related to the processes that are in administrative discussion phase. We presented a guarantee in the amount under discussion.

The Federal Brazilian Revenue Service did not recognize the compensation of PIS and COFINS credits in the years 2005 to 2010 and in the period from 2012 to 2016 for the following reasons:

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

A loss of this claim is likely and our external legal counsel expects that the administrative discussion will end in 2025. As of December 31, 2020, we had established related provisions in the amount of R$197.7 million. There are no deposits or guarantees related to these claims.

PIS and COFINS Tax Assessment Notice

Braskem is involved in several judicial and administrative proceedings related to the payment of PIS and COFINS, including (1) unpaid COFINS from March 1999 to December 2000, February 2001 to March 2002, May 2002 to July 2002 and during September 2002, (2) inappropriately claimed credits due to the additional 1% in the COFINS rate; (3) undue compensation of PIS and COFINS debts with PIS credits (Decree-Law Nos. 2,445 and 2,449) which were considered to have expired by the tax authorities; and (4) an omission in the base revenue resulting from exchange gains earned due to successive reductions of our associated capital. We challenged these assessment notices because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss of these claims is possible and our external legal counsel expect the cases in the administrative level to be resolved by 2023 and, for those in the judicial level, 2030. As of December 31, 2020, we had established related provisions, due to business combination, in the amount of R$65 million. We offered guarantee in the amount of the judicial litigations.

In 2014, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming that the fines and interests exonerations afforded in installments of the MP No.470/09 are taxable. We challenged this assessment notice because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities, especially because exonerations are not taxable income and, even if they were financial income, at the time, they were taxed at zero rate. As of December 31, 2020, the amount claimed was R$892 million. We believe that a loss of this claim is possible and our external legal counsel expect that the administrative discussion will end in 2021. There are no provision, deposit or guarantee related to this claim.

We and our affiliates are involved in several other judicial and administrative proceedings related to the alleged undue compensation of PIS and COFINS debts with the following credits: (1) Corporate Income tax; (2) FINSOCIAL; (3) tax on net profits; (4) PIS (Decree-Law Nos. 2,445 and 2,449); and (5) COFINS from overpayments. As of December 31, 2020, the amount in material disputes relating to PIS and COFINS was R$129.8 million. We offered guarantee that supports the integrality of the amount of the judicial litigation that supports the entire amount claimed. We believe that a loss of this claim is possible and our external legal counsel expect that the judicial discussions will end by 2024. As of December 31, 2020, we had not recognized any provision with respect to these proceedings.

We are involved in lawsuits related to the payment of PIS and COFINS offsetting with Cide-Combustíveis credits, as authorized by Law No. 10,336/2001. As of December 31, 2020, the aggregate amount of these cases was R$116.5 million. We believe that a loss of this claim is possible and our external legal counsel expect that the discussion will end in 2030. We constituted a guarantee in the amount under discussion.

Isolated Fine Tax Assessment Notices

From 2016 to 2020, we received tax assessment notices from the federal internal revenue department imposing isolated fines due to the use of credits of: (i) non-cumulative PIS/COFINS; (ii) negative Balance of IRPJ/CSLL; (iii) REINTEGRA and (iv) other credits, offset and not homologated. As of December 31, 2020, the amount claimed was R$344.6 million. We believe that a loss of these claims is possible and our external legal counsel believe that the administrative proceedings will end in 2025 and, in the judicial level, 2030. There are no deposits or guarantees related to the processes that still are in administrative discussion phase. We offered guarantee in the amount of the judicial litigation. As of December 31, 2020, we had made no provision with respect to these claims.

Social Security Contributions – Harmful Agents

We are involved in several judicial and administrative proceedings related to the payment of social security contributions in which the following issues are discussed: (i) the collection through tax assessments of the additional Occupational Accident Risk (“RAT”) for the costing of special retirement, due to the alleged exposure of workers to harmful agents, in addition to a fine for non-disclosure of this information in GFIP (in the period from April 1999 to February 2006); (ii) the collection through tax assessments of the additional RAT due to the exposure of workers to harmful agents (noise and carcinogens) in the period from January 2016 to July 2018; and (iii) the requirement, in terms of tax enforcement, of additional RAT (in the period from November 2000 to January 2001, and from November 2001 to June 2002). The aggregate amount of these claims, as of December 31, 2020, was approximately R$182.0 million. We believe that a loss of these claims is possible and our external legal counsel expect that the discussions at the administrative level will be concluded in 2024 and in 2028 at the judicial level. There is no deposit or other type of guarantee for the proceedings that are still under administrative discussion and the only one that is under judicial discussion is guaranteed in the entire amount.

Braskem Idesa - Foreign Exchange Gains and Deduction of Interest Paid to Related Parties

In November 2020, the Mexican Tax Administration Services issued an opinion on tax audit performed for the fiscal year 2016 on Braskem México Proyectos S.A. de C.V., SOFOM ENR, regarding two matters: (i) the calculation of foreign exchange gains; and (ii) the deduction of interest paid to foreign related parties. The Mexican tax authority has not issued a tax assessment. As of December 31, 2020, the amount of this proceeding was R$96 million.

Contingent Assets

Contingent assets are potential assets whose existence will be confirmed by the occurrence or non-occurrence of uncertain future events that are not wholly within the Company’s control. Contingent assets are not recognized, but are disclosed when it is more likely than not that an inflow of benefits from such assets will occur. However, when the inflow of benefits is virtually certain, an asset is recognized in the financial position statement because that asset is no longer considered contingent.

Exclusion of ICMS from PIS and COFINS calculation base

Our main federal tax liability refers to the exclusion of ICMS from the PIS/COFINS calculation base. We and our merged companies filed various lawsuits claiming recognition of the right to exclude ICMS from the calculation base for PIS and COFINS and the consequent repetition of undue payment. The oldest period of the lawsuit dates back to 1991. In 2020, the final and unappealable decisions of the lawsuit filed by Braskem S.A. itself and of another lawsuit filed originally by a merged company were certified. As a result of these decisions, during 2020, the amount of R$438.0 million (R$2,048.8 million in 2019) related to surpluses of PIS and COFINS tax liabilities was recognized, of which R$310.6 million was recorded under “Other operating income (expenses)” (R$1,904.2 million in 2019) and R$127.5 million under “Financial income” (R$207.6 million in 2019).

Of the total liability recorded by the Company related to this topic, since 2019, R$2,067.2 million already has been offset. On December 31, 2020, the balance was R$1,002.6 million, recorded under current liabilities.

With regard to the lawsuits with final and unappealable decisions, certain decisions involve expressly the credit calculation criteria, while others were more generic, only determining the exclusion of this tax. The Company, assisted by specialized third party consulting firm, proceeded with the measurement of these tax liabilities, basically considering the amount of ICMS stipulated on the sales invoices and other tax information on the accessory obligations to ensure the consistency of the calculations, grounded in the legal opinion.

The Company has other lawsuits about the same topic that are still pending a final and unappealable decision. The oldest period of these lawsuits pending decisions dates back to 1999, for which the Company estimates future recognition of R$2.0 billion.

Compulsory loans to Eletrobrás – Centrais Elétricas Brasileiras S.A.

The compulsory loan in favor of Eletrobrás was established by Federal Law No. 4,156/62, to finance the energy industry and remained effective until 1993. It was collected through the energy bills of industrial consumers with monthly consumption equal to or higher than 2000kwh and, after successive amendments to the law, the reimbursement, plus compensatory interest of 6% per year, was extended to 20 years, which can be anticipated through conversion of credits into shares issued by Eletrobrás.

Between 2001 and 2009, the companies merged into Braskem S.A. filed proceedings seeking the recovery of amounts related to differences in the inflation adjustment of the compulsory loan, interest on arrears and compensatory interest and other related payments.

The Company obtained a favorable final and unappealable decision in the cases of the merged companies Alclor Química de Alagoas Ltda., Companhia Alagoas Industrial – Cinal, Companhia Petroquímica do Sul S.A. – Copesul and Trikem S. A., which are in the execution phase, discussing the amounts to be effectively returned. The cases of the merged companies Ipiranga Petroquímica S.A., Petroquímica Triunfo Ltda. and Quattor Química S.A are in the initial phase.

The term, form and amount to be realized are still uncertain, so it is not possible to determine the amount to be received and, for such reason, the asset does not meet the conditions to be recorded in the financial statements.

Class Action Proceedings

In July 2015, two putative class action lawsuits were filed against us and certain of our then-current and former officers and directors, or the Defendants, in the United States District Court for the Southern District of New York. The lawsuits were subsequently consolidated under the caption In re Braskem, S.A. Securities Litigation, No. 15-cv-5132. In November 2015, Boilermaker-Blacksmith National Pension Trust, or the Lead Plaintiff, filed a consolidated class action complaint, which asserted claims under Section 10(b) and Section 20(a) of the Exchange Act, on behalf of a putative class of purchasers of our ADSs, from June 1, 2010 to March 11, 2015. In the operative complaint, the Lead Plaintiff alleges that the Defendants made misrepresentations or omissions that inflated the price of our stock in violation of U.S. securities laws. We filed a motion to dismiss on July 6, 2016. On March 31, 2017, the court ruled on the motion to dismiss, granting it in part and denying it in part. The parties have signed a proposed settlement agreement on September 14, 2017 and the U.S. court granted final approval to the settlement and entered a judgment to dismiss the action and discharge the claims of the class members on February 21, 2018. Under the terms of the settlement, we paid US$10 million (R$31.7 million) to resolve all claims of the settlement class consisting of purchasers of our ADSs during the period from July 15, 2010 through March 11, 2015, that arise out of or relate to the subject matter of the class action. We paid the settlement amount into an Escrow Account (which is subject to the jurisdiction of the Court) on October 2, 2017 and the Claims Administrator shall arrange its distribution after the entry by the court of a class distribution order. We have made no admission of any wrongdoing or liability as part of the settlement.

On August 25, 2020, a class action was filed against us and some of our current and former executives in the U.S. District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem’s shares between March 21, 2019 and July 8, 2020. The action is grounded in the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas. On January 15, 2021, the Court named two plaintiffs to act as leading plaintiffs in the action. On April 28, 2021, the lead plaintiffs of the action filed a consolidated complaint with its initial arguments. We engaged a U.S. law firm to represent us in the class action.

Our management, based on its assessment and that of its external legal advisors, and given the initial phase of the potential class action mentioned above, it is not possible at the moment to reliably estimate the potential amount involved.

Braskem cannot reliably predict the future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute. The Company may be named as a defendant in other legal actions.

Global Settlement

In the context of allegations of improper payments in connection with the so-called Operation Car Wash (Operação Lava Jato) in Brazil, we engaged independent expert firms to conduct an investigation into such allegations (the “Investigation”) and report their findings. We have cooperated with governmental authorities in several jurisdictions, including the U.S. Department of Justice, or the DoJ, the U.S. Securities and Exchange Commission, or the SEC, Brazil’s Federal Prosecutor’s Office (Ministério Público Federal), or the MPF, and Switzerland’s Office of the Attorney General, or the OAG. On December 14, 2016, we entered into a leniency agreement with the MPF, or the Leniency Agreement, which was ratified by the competent Brazilian court on June 6, 2017. On December 21, 2016, we filed a plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging us with conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act, or the FCPA. On the same date, we consented to the entry of a final judgment in a civil action brought by the SEC based on civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. The competent federal courts in the United States approved the DoJ and SEC resolutions on January 26, 2017 and February 28, 2017, respectively. In addition, on December 21, 2016, the OAG closed its investigation of these matters. We refer to these actions as the Global Settlement. Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of US$957 million (equivalent to R$3.1 billion), based on the exchange rate of R$3.27 per U.S. Dollar, applicable at the time of the negotiation.

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

The CGU/AGU Agreement, in the amount of R$2.9 billion, to be adjusted by the SELIC rate, addresses the same facts that are the object of the Global Settlement executed in December 2016 with the Brazilian Federal Prosecution Office (MPF), the U.S. Department of Justice (DoJ), the U.S. Securities and Exchange Commission (SEC) and the Swiss Office of the Attorney General (the “Global Settlement”). Of this amount, R$2.5 billion will be offset by the amount that Company already had undertaken to pay under the scope of the Global Settlement, resulting in an additional disbursement of R$410 million.

As of December 30, 2020, we had paid R$2.7 billion of the total fine established in the Global Settlement, in the following manner:

•	US$94.9 million (R$296.6 million) to the DoJ on February 8, 2017;
•	US$65.0 million (R$206.5 million) to the SEC on April 27, 2017;
•	CHF30.2 million (R$104.3 million) to the OAG on June 27, 2017;
•	R$736.4 million to the MPF on July 6, 2017;
•	R$267.9 million to the MPF on January, 30 2018;
•	CHF16.1 million (R$62.0 million) to the OAG on June 28, 2018;
•	R$278.0 million to the MPF on January 30, 2019 ;
•	CHF16.1 million (R$58.0 million) to the OAG on June 27, 2019;
•	R$257.3 million to the Brazilian federal government on January 30, 2020;
•	CHF16.1 million (R$92.6 million) to the OAG on June 30, 2020; and
158

•	R$302.6 million to the Brazilian federal government on February 1, 2021.

The outstanding amount of R$1.1 billion related to the Global Settlement and also the CGU/AGU Agreement will be paid in the following manner:

•	CHF16.1 million to the OAG related to one remaining annual installment due on June 30 of 2021; and
•	R$1.0 billion under the MPF Agreement and CGU/AGU Agreement, in four annual installments adjusted by the variation in the SELIC rate and payable by January 30, 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment; The Global Settlement does not prevent Braskem from responding to any legitimate third party, which may seek indemnification against us from damages for the facts subject to the Global Settlement. As a result, we cannot assure you that the aggregate amount disbursed as a requirement pursuant to the agreement will be sufficient to cover indemnification claims of all of the victims. We may be required to make additional disbursements to cover such claims.

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

Labor Proceedings

Employment and Occupational Health and Safety Proceedings

We have provisioned R$280.1 million, as of December 31, 2020, with respect to employment and occupational health and safety proceedings, relating to 529 labor proceedings, including cases of occupational health and safety (in 2019, there were 604 proceedings). Our external legal counsel estimate that the time for completion of each of such proceedings in Brazil is more than five years. Estimates related to the completion of the proceedings and the possibility of future disbursement may change as result of new decisions of higher courts.

Social Security

In 2012, the Company withdrew its sponsorship of the pension plans Petros Copesul and Petros PQU, both managed by the pension fund Petros, and assumed obligation outstanding under the sponsorship withdrawal instrument to pay the mathematical reserves of beneficiaries pursuant to Complementary Law No. 109/2001, which was met in 2015. However, after the payment, several beneficiaries filed individual and collective actions regarding various claims, including relating to: (i) differences of the individual withdrawal fund; (ii) change to the base date; (iii) age limit; (iv) 90% supplement; (vi) return of contributions; (vii) difference in savings account reserve; (viii) objection against legality of sponsorship withdrawal.

Currently, this portfolio is comprised of 801 active cases representing an estimated disbursement of R$326.7 million in the aggregate as of December 31, 2020. Our management, based on the opinion of our external legal counsel, believes that the chance of loss relating to these lawsuits is possible.

Civil Proceedings

Caustic soda transportation

We are the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor. The plaintiffs seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company. In June 2020, the parties entered into an agreement in which Braskem agreed to pay, as indemnification, the amount of R$7.4 million. The agreement was approved and paid in October 2020 and, for such reason, the proceedings were dismissed.

Excess weight

A civil class action was filed by the Federal Prosecutor’s Office in Brasilia seeking to hold us liable for damages caused to federal roads by trucks carrying excess weight. The action claims damages to the federal government arising from material damages and collective pain and suffering, in the amount of R$61.8 million, as of December 31, 2020. The lawsuit was dismissed in the lower court, and the decision dismissing it was confirmed by a higher court. A special appeal has been filed by the Federal Prosecutor’s Office and is currently pending before the Superior Court of Justice (STJ).

Resale of solvents

In January 2017, we became the defendant in a civil lawsuit filed by a former reseller of solvents, claiming alleged breach of a distribution agreement. As of December 31, 2020, the damages claimed in the lawsuit amounted to R$222,8 million and an award was not rendered by the lower court yet. Based on the opinion of external legal counsel, our management believes that the lawsuit has a possible risk of loss. As a result, no provision has been made by us. No judicial deposit or other form of guarantee was constituted for this lawsuit.

Redress proceeding

A compensatory lawsuit was filed by the insurer of one of our customers. The insurer seeks the reimbursement of the amount paid to a customer pursuant to an insurance agreement entered into with the customer. As of December 31, 2020, the amount involved in this proceeding was R$84,9 million and an award was not rendered by the Lower Court yet. According to the insurer, the losses incurred by the customer, for which it was reimbursed, were caused by the supply of non-conforming products by Braskem. Our management, based on the opinion of external legal counsel, considers that the lawsuit may be dismissed in a period of up to eight years. As a result, no provision has been made by us. No judicial deposit or other form of guarantee was constituted for this lawsuit.

Corporate Related Proceedings

As of December 31, 2020, one of our most significant corporate claims is related to an ordinary collection claim combined with a request for damages for losses, requesting the payment of dividends and a share bonus arising from the class “A” preferred shares of the dissolved company Salgema Indústrias Químicas S.A. Dividends and bonus related to fiscal years prior to 1987 were considered to have become time-barred by lower courts and therefore not owed by Braskem. However, the Alagoas state Court of Appeals reviewed the decision and considered that amounts prior to such period are also owed. Braskem filed an appeal against the decision with the Superior Court of Justice (STJ), which was partially granted. It is possible that the statute of limitations could be applied to part of the claim once the request for liquidation is reviewed by the Superior Court of Justice (STJ). During fiscal year 2020, Braskem established a provision of R$66.9 million for this lawsuit and there is no guarantee related to this claim.

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

Based on the opinion of our external legal counsel, as of December 31, 2020, the nominal amount in dispute was R$223.2 million, Braskem established a provision of R$16.8 million for this lawsuit and there is no guarantee related to this claim.

Hashimoto Civil Action

A civil class action was filed in June 2018 by the Public Prosecutor’s Office of the State of São Paulo against us and other companies that operate in the Capuava Petrochemical Complex, seeking the reparation and/or remediation of environmental damages supposedly arising from the emission of air pollutants, as well as a joint judgement against companies that comprise such complex, seeking environmental moral damages in in the inflation-adjusted amount of R$144.4 million. Braskem filed its defense in December 2020. The defense of the other defendants and the subsequent decision of the judge is pending. Our management, based on its assessment and of that of our outside legal counsel, believes that the lawsuit possibly will be dismissed within a period of eight years.

Environmental

A public interest civil action was filed in September 2011 by the municipality of Ulianópolis, in the State of Pará, against Braskem and other companies, claiming reparation and/or remediation of environmental damages allegedly resulting from the delivery of waste to the company CBB, which were allegedly not disposed of properly, polluting an area of the municipality Ulianópolis, as well as joint and several liability of these companies for the payment of indemnification for environmental damage in the adjusted amount of R$277.3 million. The companies filed their reply and a decision is pending. Our management, based on the opinion of our outside legal counsel, believes that the lawsuit will be dismissed within a period of eight years.

Alagoas – Mining Activities

In April 2019, the Alagoas State Prosecutor’s Office (Ministério Público do Estado de Alagoas) and the State Public Defender’s Office (Defensoria Pública do Estado de Alagoas) filed a lawsuit (public-interest civil action or ação civil pública) that was further joined by the Federal Prosecutor’s Office (Ministério Público Federal) and the Federal Public Defender’s Office (Defensoria Pública da União) seeking to freeze our assets in an amount of up to R$6.7 billion to secure funds allegedly required to ensure remediation and compensation for environmental, property and personal damages potentially resulting from a geological incident related to our mining activities in the city of Maceió (“ACP of Residents”). A preliminary decision ordered the freezing of R$100 million in our bank accounts.

In addition, the Alagoas State Court of Appeals (Tribunal de Justiça do Estado de Alagoas) ordered the suspension of the distribution of dividends for the fiscal year 2018 that had been proposed in the amount of R$2.7 billion, or, alternatively, the freezing of assets in the same amount of the proposed dividend distribution. This decision was subsequently reversed by a decision of the Superior Court of Justice (Superior Tribunal de Justiça, or STJ), which authorized the distribution of dividends upon posting of a judicial bond in the same amount. The Alagoas State Prosecutor’s Office and the Alagoas State Public Defender’s Office amended their claim to exclude the request for indemnification for the alleged environmental damages and reduce the amount of assets to be frozen to R$3.7 billion, which according to their allegations would be equivalent to the actual damages caused to the residents of the districts affected by the geological event. On June 26, 2019, the Presiding Judge of the Alagoas State Court of Appeals (Tribunal de Justiça do Estado de Alagoas) issued a decision ordering an amount of R$3.7 billion to be frozen. This decision was also subsequently reversed by the Superior Court of Justice (STJ), which ordered the frozen amount of R$3.7 billion to be returned to our bank accounts after posting another judicial bond in an equivalent amount.

On May 8, 2019, we became aware of the Report No. 1, prepared by the Mineral Resources Research Company (Companhia de Pesquisa de Recursos Minerais), or CPRM, an entity of the Brazilian Energy and Mining Ministry (Ministério de Minas e Energia), on the geological events that occurred in the city of Maceió. Such report indicated the occurrence of: (i) destabilization of caverns resulting from sodium chloride, or salt, extraction, which created a dynamic situation that reactivated pre-existing geological structures and deformations in the districts of Pinheiro, Mutange and Bebedouro; and (ii) instability in the Pinheiro district, which was aggravated by the erosive effects caused by an increase in the infiltration of stormwater runoff in pre-existing fractures in extremely erodible soil and accelerated due to the lack of an effective stormwater runoff drainage network and of adequate basic sanitation, among other factors. In this context, due to the developments from the publication of Report No. 1 by CPRM, in accordance with applicable safety standards, on May 9, 2019, we suspended all salt extraction and, consequently, the operations of the chlor-alkali and dichloroethane plants located in the district of Pontal da Barra in Maceió, state of Alagoas and also reducing production in the Camaçari Petrochemical Complex in the state of Bahia, since they are integrated into the production chain. Given that, Braskem put in place a non-integrated business model according to which the Company will import: (i) caustic soda to supply the Brazilian market using its logistics structure and terminals along the Brazilian coast; (ii) EDC to continue to operate its PVC plants in the states of Alagoas and Bahia, in Brazil; and (iii) sea salt to supply the Chlorine Soda plant in the State of Bahia. We have continuously cooperated with relevant authorities and the local community.

On July 25, 2019, we were informed of another public-interest civil action filed against us by the Labor Prosecutor’s Office of the State of Alagoas, or MPT-AL, requesting injunctive relief to freeze the amount of R$2.5 billion to guarantee payment of any actual damages that workers affected by the geological event may suffer (“ACP Labor”). In that lawsuit, MPT-AL further requested the payment of compensation to workers for pain and suffering. On October 10, 2019, the trial court denied the injunctive relief request.

On July 29, 2019, the Company was notified of an individual claim filed by Construtora Humberto Lobo, a construction company, seeking the payment of approximately R$151 million for damages related to the termination of a property purchase contract celebrated with Braskem and allegedly due to the geological event. A previous decision, on July 4, 2019, had issued a freeze order of R$4.8 million from Braskem’s assets. On October 15, 2019, the Court partially decided the claim to determine the immediate payment of R$4.5 million to the plaintiff. Braskem’s appeal against such decisions awaits ruling by the Court of Appeal. The remaining part of the claim proceeds before Court to evidentiary stage.

On August 19, 2019, we became aware of the filing of another public-interest civil action filed by the Federal Prosecutor’s Office (Ministério Público Federal) against us and other parties, requesting the following injunctive reliefs: (i) the set-up of a fund of R$3.1 billion for the benefit of social and environmental programs and emergency measures to be carried out, and the maintenance in said fund of working capital in the amount of at least R$2.0 billion or, after a financial schedule is approved for such fund, an amount equivalent to 100% of the expenses projected for the subsequent 12 months; (ii) the posting of bonds in the amount of R$20.5 billion; (iii) prohibition on us to encumber or dispose of any of our fixed assets and to distribute profits, in the form of dividends, interest on shareholders’ equity or any other form; (iv) freezing of any profits not yet distributed; and (v) suspension of receipt of government financings and government incentives, as well as acceleration of existing indebtedness with BNDES (a federal development bank) (“ACP Socio-environmental”). On January 15, 2020, the trial court denied the injunctive relief requests.

On November 14, 2019, as informed to the market, we submitted to the Brazilian National Mining Agency (Agência Nacional de Mineração, or ANM) a plan with measures to permanently end salt extraction activities in Maceió and close all of its wells. We proposed to the ANM the creation of a protection area around certain wells, which would involve resettling people, vacating properties and taking certain additional monitoring measures. These measures were based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), Germany, which is a global reference in geomechanics of salt wells, and is expected to be implemented in coordination with Brazilian civil defense and other authorities. Our preliminary estimates, that were to be confirmed with relevant authorities, indicated that the protection area would cover an area of approximately 400 properties and 1,500 people. For certain other wells, the recommendation was that additional monitoring measures be taken, without the need to vacate properties and resettle residents.

On January 3, 2020, we entered into an agreement with the Alagoas State Public Defender’s Office (Defensoria Pública do Estado de Alagoas), the Federal Prosecutor’s Office (Ministério Público Federal), the State of Alagoas Prosecutor’s Office (Ministério Público do Estado de Alagoas) and the Federal Public Defender’s Office (Defensoria Pública da União) with respect to the ACP of Residents, to support the relocation of, and indemnification to, residents in the areas at risk located in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in the city of Maceió, in the state of Alagoas, as set forth in the agreement, which was ratified by the Federal Judge of the 3rd District Court in the state of Alagoas.

Based on such agreement, the plaintiffs agreed to: (i) release the amount of R$3.7 billion that had been frozen, of which R$1.7 billion was transferred to a bank account of Braskem specifically for funding a Financial Compensation and Support for Relocation Program (“PCF”), which must maintain at minimum balance of R$100 million, subject to audit by an external auditor; and (ii) substitute the surety bonds that had been presented by Braskem in the approximate aggregate amount of R$6.4 billion for two new surety bonds in the approximate aggregate amount of R$3.0 billion to guarantee both the ACP of Residents and the ACP Socio-environmental.

On February 14, 2020, we entered into an agreement with the Labor Prosecutors’ Office in the state of Alagoas (Ministério Público do Trabalho do Estado de Alagoas) to terminate the ACP Labor, with the commitment to invest R$40.0 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in Maceió, in the state of Alagoas. Such program consists in constructing day care centers and schools, implementing vocational training programs and providing support to the Civil Defense authorities in hiring qualified personnel for continuing the process of monitoring the areas at risk in these districts. As a consequence of the settlement, the ACP Labor was terminated.

On June 19, 2020, the Company became aware of a public civil inquiry initiated by the State of Alagoas Prosecutor’s Office (Ministério Público do Estado de Alagoas) into the extent of the urban damage caused by the geological event, seeking solutions for recovery and utilization of the area, and assessing liability for possible reparations for damages caused (“Urban Damage Civil Inquiry”).

As publicly announced by the Company on July 9, 2020, Braskem received a letter from the plaintiffs of the ACP of Residents providing an update on the Map of Damage Sectors and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), which included additional properties in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in the City of Maceió, in the State of Alagoas, that need to be vacated. After further negotiation and to ensure the safety of the residents in the region, the parties agreed to an amendment to the previous agreement to include additional properties to be vacated in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro, in the City of Maceió, State of Alagoas, in connection with the PCF, as publicly announced by the Company on July 15, 2020. The amendment was ratified by the Court.

In September 2020, specialized and independent technical studies commissioned by the Company and carried out by internationally recognized entities (the “Studies”) were concluded. The Studies presented the potential impacts from the geological event on the surface of the region, bringing an analysis of scenarios in the short and long terms, which included, among other, the areas identified by the Civil Defense Map of June 2020. The Studies were submitted to the competent Authorities for definition of possible actions to be taken under mutual agreement. Given the update of the Civil Defense Map, in September 2020, the Company and the Authorities agreed to include additional properties in the Financial Compensation and Support for Relocation Program (“PCF”), with the execution of the Instrument of Resolutions in October 2020Regarding the mine closure planning, with the National Mining Agency (“ANM”) authorization, Braskem has been implementing actions consisting of backfilling four salt wells with solid material, a process that is expected to take three years, and conventional closure and monitoring of our remaining salt wells. These actions were defined based on the recommendations of studies carried out by independent institutions and nationally and internationally recognized experts, which have been shared with ANM.

On November 26, 2020, we became aware of an ANM letter - Ofício nº 116/2020/GER-AL (“ANM Letter”) determining the closure of the mine including the backfilling with solid material of a number of additional salt wells, as informed to the market. For the implementation of the measures defined by ANM and taking into account the preliminary information that we obtained to date we estimated approximately R$3.0 billion in costs and expenses in addition to the amounts already recorded. Such incremental costs and expenses, if confirmed, would be incurred in the long term due to the complexity of the technical aspects. Our actual costs may be materially different than this preliminary estimate based on a variety of factors, including, but not limited to, the result of the monitoring and backfilling actions of the wells, potential future determinations by ANM, unforeseen technical difficulties or costs, or other factors. Braskem presented an appeal against such decision with a request for reconsideration and for a motion to stay.

On December 11, 2020, the Civil Defense of Maceió updated the Map of Sectors of Damage and Priority Action Lines to consider, among others, most of the areas with potential future impacts on the surface in the long term as provided in the Studies.

On December 30, 2020, the Company was informed that the requested order to stay was granted by ANM, suspending the effects of the ANM Letter until further technical evaluation of the appeal and of the motion for reconsideration. Considering this decision, the above indicated additional provision (R$3.0 billion) was not necessary.

On December 30, 2020, Braskem and plaintiffs of the ACP of Residents signed a second amendment to the first agreement of January 3, 2020 ("Agreement to Compensate Residents"), by means of which the Parties agreed to terminate the ACP of Residents upon: (i) the relocation of residents of additional areas defined by both the most recent version of the Civil Defense Map and the Studies and their inclusion in PCF; (ii) the creation of a technical group with the objective of monitoring the geological event and studying the areas adjacent to the Civil Defense Map for a period of five years; (iii) the transfer of an additional R$1 billion to a bank account of Braskem specifically for funding the PCF; and (iv) the reduction of the surety bond already presented by Braskem to the Court, as Material Fact disclosed on January 3, 2020, by R$200 million to the total reduced amount of approximately R$1.8 billion. The Agreement to Compensate Residents was ratified by Court January 6, 2021, with the termination of the ACP of Residents.

Also on December 30, 2020, Braskem and the Federal Prosecutor’s Office (Ministério Público Federal), with the State of Alagoas Prosecutor’s Office (Ministério Público do Estado de Alagoas) as an intervening party, entered into an agreement to terminate the ACP Socio-environmental against the Company ("Agreement for Socio-environmental Remediation").

According to the Agreement for Socio-environmental Remediation, the Company commits, primarily, to (i) adopt the necessary measures to stabilize the cavities and monitor the soil; (ii) repair, mitigate or compensate potential environmental impacts and damages resulting from the mining activities (salt extraction) in the city of Maceió, defined after the conclusion of the Environmental Diagnosis, to be conducted by a specialized and independent company; and (iii) repair, mitigate or compensate for potential socio-urbanistic impacts and damages resulting from mining activities (salt extraction) in the city of Maceió, as detailed below.

(i) For the stabilization of the cavities and monitoring of the soil, the Company will continue with the implementation of the measures of the mine closure planning presented by Braskem to ANM and subject to its approval.

(ii) With respect to potential environmental impacts and damages resulting from the salt extraction activities in the city of Maceió an well-known expert and independent company was engaged to assess and recommend measures for repairment, mitigation or compensation of the environmental impacts that may be identified as a result of the salt extraction activities in the city of Maceió. After the completion of such study, the Company will implement and fund the potential measures recommended by such study with the previous accordance of the Federal Prosecutor’s Office (Ministério Público Federal).

(iii) With respect to socio-urbanistic impacts and damages resulting from the salt extraction activities in the city of Maceió, the Company will allocate the total amount of R$1.28 billion to implement actions and measures in the vacated areas, and actions relating urban mobility and social compensation.

Additionally, the Company and the Federal Prosecutor’s Office (Ministério Público Federal), agreed: (i) to allocate the additional amount of R$300 million for social damages and collective moral damages indemnification and for eventual contingencies related to actions in the vacated areas and urban mobility actions; (ii) with the constitution of a secured interest on certain of the Company's assets in the amount of R$2.8 billion to replace the surety bond previously presented by Braskem to the Court in the amount of R$1 billion, as Material Fact disclosed on January 3, 2020; and (iii) to engage specialized consultants to support the definition of the measures established in the Agreement for Socio-environmental Remediation and to update the socio-environmental compliance program of the Company.

The Agreement for Socio-environmental Remediation was ratified by Court on January 6, 2021, resulting in the termination of the ACP Socio-Environmental claim against Braskem, and the same shall happen to related civil inquiries, including the Urban Damage Civil Inquiry.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Agreement for Socio-environmental Remediation, to be financed by Braskem, will be defined after the conclusion of the Environmental Diagnosis, to be conducted by a specialized and independent company. At this time, it is impossible to predict the outcome of these Environmental Diagnosis studies or their potential implications for additional disbursements relating to the amounts already provisioned by the Company. Furthermore, the Agreement for Socio-environmental Remediation sets forth the potential adherence by other parties, including the municipality of Maceió, which is under negotiation and will continue over the coming months. To date, the Company cannot predict the results of any discussions or any of their associated costs.

Other aspects relating to the settlement agreements are the uncertainties relating to the geological phenomenon in Maceió, which include: actions to close and monitor the wells, future studies by experts, modifications relating to the dynamics of the geological event, implementation of the relocation plan for risk areas, individual lawsuits and demands by public service concessionaires (water, electric power, natural gas, telecommunication, etc).

The Company will keep the market informed of material developments concerning the environmental impact study and will continue with the monitoring of the region, following the dynamics of the geological phenomenon.

In February 2021, ANM granted our motion requesting that ANM reconsider its order directing the implementation of additional measures for the mine closure plan proposed by the Company. ANM’s decision maintained the implementation of the measures contemplated in the mine closure plan originally proposed by the Company, for which the amount of R$1.6 billion had already been provisioned. Lastly, considering that the mine closure plan is a dynamic process with complex execution, ANM will continue to oversee the results of the measures that are being taken by the Company for closing and monitoring the mine and, accordingly, further evaluations, requirements and provisions may be necessary in the future.

The Company is implementing all the actions approved by ANM. The provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including: changes in execution time and the extension and way of action plans execution; the conclusion of current and future studies that indicate recommendations of experts, and other new developments on the topic.

On February 2, 2021 the Company was notified of a preliminary injunction requested by the Brazilian Company of Urban Trains (Companhia Brasileira de Trens – CBTU) to maintain the terms of the cooperation agreement previously entered into by the parties. The request was denied in the first and second instances, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU presented an amendment to the preliminary injunction to claim the payment of damages in the amount of R$222.1 million, as well as obligations to do, including the construction of a new rail line to substitute the stretch that passes through the vacated area. CBTU attributes to the claim the approximate amount of R$1.3 billion. No judicial deposit or any other type of guarantee has been made. Our management, supported by the opinion of our external legal counsel, classifies the probability of loss in this case as possible.

As of December 31, 2020, Braskem was a defendant in several individual claims, that, in aggregate, involve the amount of approximately R$573 million, filed by individuals in Brazil and abroad, seeking the payment of indemnifications related to the geological event in Maceió.

Braskem is committed to fulfilling all of its obligations under the agreements it has signed and to a continuous dialogue with the authorities and the community in order to support measures that may guarantee the safety and well-being of those involved in the event. For more information related to Alagoas – Mining Activities, see note 26 to our audited consolidated financial statements included elsewhere in this annual report.

Dividends and Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporate Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares, class “A” preferred shares and “class B” preferred shares since January 1, 2018 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of their respective payment date.

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2018	December 30,2019	0.84	0.84	0.61	0.21	0.21	0.15

The following discussion summarizes the principal provisions of the Brazilian Corporate Law and our by-laws relating to the distribution of dividends, including interest attributable to shareholders’ equity.

Calculation of Adjusted Net Profits

At each annual shareholders’ meeting, our board of directors is required to recommend how to allocate our net profits for the preceding fiscal year, which recommendation our board of executive officers initially submits to our board of directors for approval. This allocation is subject to approval by our common shareholders. The Brazilian Corporate Law defines “net profits” for any fiscal year as our net income after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ participation in our net profits in that fiscal year. Under the Brazilian Corporate Law, our adjusted net profits available for distribution are equal to our net profits in any fiscal year, reduced by amounts allocated to our legal reserve and other applicable reserves, and increased by any reversals of reserves that we constituted in prior years.

Reserve Accounts

Under the Brazilian Corporate Law and our by-laws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporate Law to establish the following discretionary reserves:

•	a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;
•	a reserve for investment projects, in an amount based on a capital expenditure budget approved by our shareholders;
•	an unrealized profit reserve described under “—Mandatory Distributions” below; and
•	a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs. See note 31 to our audited consolidated financial statements elsewhere in this annual report.

Allocations to each of these reserves (other than the legal reserve) are subject to approval by our common shareholders voting at our annual shareholders’ meeting.

Legal Reserve Account

Under the Brazilian Corporate Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At the end of the fiscal year 2020, the Company used the balance of this reserve to absorb the adjusted loss in 2020.

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

Mandatory Distributions

As permitted by the Brazilian Corporate Law, our by-laws specify that 25% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest attributable to shareholders’ equity. We refer to this amount as the mandatory distributable amount.

Under the Brazilian Corporate Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized profit reserve, and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized profit reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

The Brazilian Corporate Law permits us to suspend the mandatory distribution if our board of directors reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time, provided that this does not affect the payment of the Minimum Preferred Dividend. Our fiscal council must opine on any suspension of the mandatory distribution. In addition, our management must report the reasons of any suspension of the mandatory distribution to the CVM. We must allocate net profits not distributed by us as a result of a suspension to a special reserve and, if not absorbed by subsequent losses, we must distribute these amounts as soon as our financial condition permits. In case our profits reserves, as defined in the Brazilian Corporate Law, exceed our share capital, the excess must be credited to shareholders’ equity or used for the payment of distributions.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE. Our ADSs are traded under the symbol “BAK.” As of December 31, 2020, there were 14,634,189 ADSs outstanding, representing 29,268,378 class A preferred shares, or 8.5% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

On October 8, 2003, we listed our class A preferred shares on the LATIBEX, a stock market for Latin American issuers that is quoted in Euros on the Madrid Stock Exchange, under the symbol “XBRK.” Our class A preferred shares are traded on the LATIBEX in lots of one share.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and the securities markets generally, the National Monetary Council and the Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets and which we refer to as the Brazilian Securities Law; (2) the Brazilian Corporate Law; and (3) the regulations issued by the CVM, the National Monetary Council and the Central Bank.

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

Description of Our By-laws

The following is a summary of the material provisions of our by-laws and of the Brazilian Corporate Law. In Brazil, a company’s by-laws (estatuto social) is the principal governing document of a corporation (sociedade por ações).

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

Board of Directors

Under the Brazilian Corporate Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting; provided, however, that certain matters may only be approved by mutual agreement between the parties under the Braskem S.A. Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Braskem S.A. Shareholders’ Agreement.” The majority of the members of our board of directors are elected by the Novonor Group. However, at least 20% of the members of our board of directors must be independent directors. In addition, any director appointed by a shareholder pursuant to a shareholders agreement is bound by the terms of such agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms. Our by-laws do not require the members of our board of directors to be a resident in Brazil or become our shareholders. The Brazilian Corporate Law requires each of our executive officers to be residents of Brazil. Under our by-laws, the shareholders of our common shares approve the aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.” Neither the Brazilian Corporate Law nor our by-laws establish any mandatory retirement age for our directors or executive officers.

Compliance

Our by-laws provide for a Compliance Committee comprised of at least three independent members of our board of directors, which members are appointed by our board of directors. In addition, our compliance department, led by our Chief Compliance Officer, has a full-line report directly to the Compliance Committee and a dotted-line report to the CEO of our Company. See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Board Committees—Compliance Committee.”

Share Capital

Under the Brazilian Corporate Law and under our by-laws, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our class A preferred shares and class B preferred shares, may not exceed two thirds of total share capital. Each of our common shares entitles its holder to one vote at our shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation. Our class A preferred shares and class B preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profits” and “Item 8. Financial Information—Dividends and Dividend Policy—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

Shareholders’ Meetings

Under the Brazilian Corporate Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

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

Under the Brazilian Corporate Law and our by-laws, the holders of our common shares have the power, among other powers, to vote at shareholders’ meetings to:

•	amend our by-laws;
•	approve any capital increase in excess of the amount of our authorized capital;
•	approve any capital reduction, as well as redemption or amortization of its shares;
•	accept or reject the valuation of assets contributed by any of our shareholders in exchange for the issuance of our share capital;
171

•	suspend the rights of any of our shareholders in default of their obligations established by law or by our by-laws;
•	authorize the issuance of convertible debentures or shares subscription bonus, in excess of the amount of our authorized capital;
•	approve any reorganization of our legal form or any merger, consolidation or spin-off involving us;
•	authorize our dissolution and liquidation, the election and dismissal of liquidators appointed in connection with any dissolution or liquidation of our Company, and the examination of the liquidators’ accounts;
•	participate in a centralized group of companies (as defined under the Brazilian Corporate Law);
•	approve the aggregate compensation payable to our directors and executive officers;
•	authorize management to declare us insolvent or bankrupt and to request a concordata (a procedure involving our protection from our creditors similar in many respects to a reorganization under the U.S. bankruptcy code);
•	elect and substitute members of our board of directors and fiscal council;
•	modify the number of members on our board of directors;
•	alter our dividend policy or the minimum mandatory dividend provided for in the by-laws; and
•	authorize the delisting of our shares.

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in the Diário Oficial do Estado da Bahia, in at least one additional newspaper designated by our shareholders with general circulation in Bahia, where we maintain our registered office. On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. Under the terms of the deposit agreement governing our ADR program, we must give the depositary notice of a shareholders’ meeting to resolve on matters with regard to which ADS holders have voting rights at least 30 days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our by-laws, a description of the subject matter of the proposed amendment.

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

Voting Rights

Under the Brazilian Corporate Law and our by-laws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in the limited circumstances. We may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

Preemptive Rights

Under the Brazilian Corporate Law, each of our common and class A preferred shareholders has a general preemptive right to subscribe for our shares or securities convertible into our shares in any capital increase, in proportion to the number of our shares held by such shareholder. In accordance with the applicable legislation and our by-laws, the class B preferred shares (which are special shares paid up with resources provided for in certain tax incentive legislation), the holders of such class B preferred shares do not have preemptive rights in case of any capital increase. In the event of a capital increase that would maintain or increase the proportion of our capital represented by our class A preferred shares, holders of our class A preferred shares would have preemptive rights to subscribe to newly issued class A preferred shares only. In the event of a capital increase that would reduce the proportion of our capital represented by our class A preferred shares, holders of such preferred shares would have preemptive rights to subscribe to any new class A preferred shares in proportion to the number of our shares that they hold, and to our common shares only to the extent necessary to prevent dilution of their interests in our total capital.

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

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Our by-laws or our shareholders at a shareholders’ meeting may authorize us to use our profits or reserves to redeem or amortize our shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporate Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of our share capital. The Brazilian Corporate Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if we were liquidated. If an amortization distribution has been paid prior to our liquidation, then upon our liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of our capital.

The Brazilian Corporate Law authorizes us, by means of a decision made at our shareholders’ meeting, to redeem shares not held by our controlling shareholders, if, after a tender offer effected as a consequence of delisting or a substantial reduction in the liquidity of our shares, our controlling shareholders increase their participation in our total share capital to more than 95%. The redemption price in such case would be the same price paid for our shares in any such tender offer.

Rights of Withdrawal

The Brazilian Corporate Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from our Company and be reimbursed by us for the book value of our common or preferred shares that it then holds.

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
173

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

Any shareholder who does not exercise it withdrawal rights within the prescribed period will lose that right.

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

In addition, members of the board of directors, executive officers, members of the fiscal council or technical/advisory bodies created pursuant to the by-laws must also inform the ownership or negotiation of the shares issued by the Company.

Form and Transfer

Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporate Law, which provides that a transfer of shares is effected by our transfer agent, Banco Itaú S.A., by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

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

We pay dividends and other cash distributions with respect to our class A preferred shares in reais. We have obtained an electronic certificate of foreign capital registration from the Central Bank in the name of the depositary with respect to our ADSs to be maintained by the custodian. Pursuant to this registration, the custodian is able to convert dividends and other distributions with respect to our class A preferred shares represented by ADRs into foreign currency and remit the proceeds outside Brazil to the depositary so that the depositary may distribute these proceeds to the holders of record of the ADSs.

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

• appoint a tax representative in Brazil; and

• appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

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

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our class A preferred shares or ADSs, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that will hold class A preferred shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks and other financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our class A preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our class A preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our class A preferred shares or ADSs through partnerships or other pass through entities, persons that are required to accelerate the recognition of any item of gross income with respect to our class A preferred shares or ADSs as a result of such income being recognized on an applicable financial statement, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power or value) of our shares.

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

Sale, Exchange or Other Disposition of Class A Preferred Shares or ADSs

A deposit or withdrawal of class A preferred shares by a holder in exchange for an ADS that represents such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. Subject to the discussion under “—Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a class A preferred share or ADS in an amount equal to the difference between the U.S. holder’s adjusted basis in the class A preferred share or ADS (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a class A preferred share or ADS, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will generally be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such class A preferred share or ADS exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. holder on the sale, exchange or other disposition of a class A preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a class A preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax (subject to applicable limitations) if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.

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

Based on certain estimates of its gross income and gross assets and the nature of its business, our Company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2020. Our Company’s status in future years will depend on its income, assets and activities in those years. Our Company has no reason to believe that its income, assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ending December 31, 2021 or any future year, but there can be no assurance that our Company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or other disposition of, and certain distributions with respect to, the class A preferred shares or ADSs. In addition, non-corporate U.S. holders will not be eligible for reduced tax rates on any dividends received from our Company (as described above) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Medicare Tax on “Net Investment Income”

Certain U.S. holders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of class A preferred shares and ADSs.

Foreign Asset Reporting

Certain U.S. holders are required to report information relating to an interest in our class A preferred shares or ADSs, subject to certain exceptions (including an exception for shares or ADSs held in custodial accounts maintained with a financial institution). U.S. holders of the class A preferred shares or ADSs are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our class A preferred shares or ADSs.

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

Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws, as well as certain other documents that we are required to file with, or make available to, the SEC and the CVM, are available for inspection upon request at our headquarters at Rua Lemos Monteiro, 120 – 24° andar, Butantã—São Paulo—SP, CEP 05501-050, Brazil. Our filings are also available to the public through the internet on our website at www.braskem-ri.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices. We have exposure to market risks arising from our day-to-day business activities. These risks are beyond our control and consist, principally, in the possibility that changes in interest rates, exchange rates, or commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate and commodity derivative instruments, as well as cash and receivables. As of December 31, 2020, we had currency options with an aggregate notional amount of US$2,052.7 million in puts and US$1,494.4 million in calls. In addition, we had an interest rate swap related to Project Ethylene XXI with an aggregate notional amount of US$616.5 million. These cross-currency and interest rate swaps match certain of our debt obligations.

We assess the potential and consolidated impact of market risks and seek to mitigate those risks following our risk management policy.

Our current risk management policy, adopted on March 30, 2017 by our Board of Directors and updated in July, 2019 covers cash flow management and liquidity, investment of cash and cash equivalents, funding activities and guarantees, and management of foreign exchange and commodity risks. This policy reflects our conservative financial practices and risk management procedures. Its objective is to manage and anticipate risks by continuously evaluating several key factors, including the overall financial health of our Company, any financial operations we have with related parties, our ratings, counterparty risk and hedging strategy. Additionally, the policy aims to ensure the alignment of the objectives of the financial teams with the overall objectives of Braskem.

We do not enter into derivative transactions with speculative purposes.

As of December 31, 2020, we had R$5,626.0 million in foreign currency-denominated cash, cash equivalents, and financial investments, which may partially offset the effects of a depreciation of the real against the foreign currency and, consequently, our ability to service our foreign currency-denominated debt to the extent of these foreign currency-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the LIBOR rate and, for real-denominated borrowings and short-term cash investments, variations of the CDI rate and IPCA rate.

With respect to Brazilian interest rates:

•	the short-term domestic CDI rate decreased to 1.90% per annum as of December 31, 2020, from 4.40% per annum as of December 31, 2019 and from 6.40% per annum as of December 31, 2018; and
•	IPCA recorded in 2020 was 4.52%, increasing from 4.31% in 2019 and 3.75% in 2018.

The table below provides information about our significant interest-rate sensitive instruments:

Payment Schedule—Breakdown by Type of Interest Rate
	As of December 31, 2020
	Expected Maturity Date
	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	751.7	1,487.6	1,017.3	4,417.2	—	27,811.2	35,485.1	37,826.9
Average interest rate	6.1%	5.4%	3.5%	5.9%	—	5.9%	—	—
Variable rate, denominated in U.S. dollars	561.6	604.0	604.9	605.7	1,126.3	1,935.5	5,438.0	5,934.3
Average interest rate (over LIBOR)	0.8%	0.7%	0.7%	0.7%	1.1%	0.6%	—	—
Ethylene XXI Project finance fixed rate, denominated in U.S. dollars	387.8	272.2	398.9	419.3	513.6	843.8	2,835.6	4,642.7
Average interest rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.7%	—	—
Bond Idesa fixed rate, denominated in U.S. dollars	43.6	—	—	—	—	4,685.9	4,729.6	4,411.3
Average interest rate	7.5%	—	—	—	—	7.5%	—	—
Ethylene XXI Project finance variable rate, denominated in U.S. dollars	738.9	682.3	803.8	892.2	672.3	1,075.0	4,864.4	7,242.3
Average interest rate	3.5%	3.4%	3.5%	3.5%	3.6%	3.7%	—	—
Fixed rate, denominated in reais	18.9	13.2	10.5	5.0	4.9	2.4	54.9	69.5
Average interest rate	4.5%	4.6%	4.9%	6.5%	6.5%	6.5%	—	—
Variable rate, denominated in reais	46.6	47.0	248.0	656.4	9.4	—	1,007.3	954.7
Average interest rate (CDI)	2.0%	2.0%	1.9%	1.9%	2.4%	—	—	—
Variable rate, denominated in reais	102.4	89.7	89.6	89.6	60.1	242.6	674.1	3,167.0
Average interest rate (over IPCA)	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	—	—
Total Loan and financings	2,651.7	3,195.9	3,173.0	7,085.3	2,386.7	36,596.5	55,089.1	64,248.7
Assets:
Cash and cash equivalents and other instruments:
Fixed rate, denominated in foreign currency	5.626,0	—	—	—	—	—	5,626.0	5,626.0
Variable rate, denominated in reais	11.879,6	—	—	—	—	—	11,879.6	11,79.6
Total cash and cash equivalents and other investments	17.505,6	—	—	—	—	—	17,505.6	17,505.6
(1) represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2020.

In the event that the average interest rate applicable to our financial assets and debt in 2021 are one percentage point higher than the average interest rate in 2020, our financial income would increase by R$175.1 million and our financial expenses would increase by R$550.9 million.

Foreign Currency Exchange Rate Risk

Our liabilities with exposure to foreign currency exchange rate risk are mainly U.S. dollar-denominated. To partially offset the risk of a devaluation of the real against the U.S. dollar, we currently maintain liquid assets denominated in U.S. dollars available and enter into derivative contracts. Additionally, in order to provide a better representation of the actual exchange rate risk related to future exports, we designated part of our U.S. dollar-denominated liabilities as a hedging instrument, implementing the hedge accounting treatment since May 1, 2013. We borrow in the international markets to support our operations and investments; we have exposure to market risks from changes in foreign exchange rates and interest rates.

The table below provides information about our significant foreign currency exposures:

Payment Schedule—Breakdown by Currency
	As of December 31, 2016 Expected Maturity Date
	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans, financings and trade payables:
Loans and financings denominated in U.S. dollars	2,483.8	3,046.1	2,824.9	6,334.4	2,312.3	36,351.4	53,352.8	60,057.4
Accounts payable denominated in U.S. dollars	5,697.4	—	—	—	—	—	5,697.4	5,697.4
Total loans, financings and trade payables	8,181.2	3,046.1	2,824.9	6,334.4	2,312.3	36,351.4	59,050.2	65,754.8
Assets:
Cash and cash equivalents and other investments Denominated in foreign currency	5,626.0	—	—	—	—	—	5,626.0	5,626.0
Total cash and cash equivalents and other investments	5,626.0	—	—	—	—	—	5,626.0	5,626.0
Hedge Accounting:
Hedge Accounting designated Exports/Sales	2,831.9	952.6	2,239.7	4,888.7	3,262.4	25,560.1	39,735.5	39,735.5
(1) Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2020.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2020 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$53,352.8 million (US$10,266.7 million) and R$38,476.7 million (US$9,545.9 million) as of December 31, 2019. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans.

Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt. Similarly, revenue from future sales and exports partially offsets this foreign currency exposure for U.S. dollar-denominated debt, and we therefore adopted hedge accounting treatment to provide a better representation of our actual exposure. Since 2016, Braskem has recognized the exchange rate variation, held on “Other Comprehensive Income,” to the income statement, following the future sales and exports designation schedule (for further information, see note 20 to our audited consolidated financial statements elsewhere in this annual report).

In the event that the real depreciated by 10% against the U.S. dollar during 2020 as compared to the real/U.S. dollar exchange rate as of December 31, 2020, our financial expenses indexed to the dollar in 2021 would have increased by R$5,335.3 million, and our financial income would have increased by R$562.6 million.

Commodity Prices

We do not hedge the exposure to the price of naphtha, our principal raw material. This is, in part, because a portion of our sales are exports payable in foreign currencies and linked to the international market prices of these commodities denominated in U.S. dollars and, in part, because the prices of our polyethylene, polypropylene and PVC products sold in domestic markets generally reflect changes in the international market prices of these products denominated in U.S. dollars, converted into reais. In periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the U.S. dollar appreciates and the time that we can effectively pass on the resulting increased cost in reais to our customers in Brazil. Accordingly, if the U.S. dollar price of naphtha increases precipitously or the real devalues precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which could materially adversely affect our results of operations and financial condition. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Petrochemical Industry.”

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

During the year ended December 31, 2020, we received from the depositary of our ADSs US$598.3 thousands, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2020. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, as of December 31, 2020, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it was accumulated for and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures.

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

Our management, with the participation of the CEO and CFO, under the oversight of the Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was not effective because of the material weakness described below. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis.

Material Weakness in Internal Control over Financial Reporting

We identified ineffective information technology controls (GITCs) over the scale systems that generate the weighted quantities of product sold for certain sales that resulted in a material weakness. These ineffective controls were due to an insufficient complement of resources to timely complete an effective risk assessment process and implement controls.

The material weakness did not result in a misstatement of the consolidated financial statements.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an adverse audit opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020, which is included in this annual report.

Remediation Actions Addressing Material Weakness Reported in 2020

Management is taking several actions to improve controls and continues to monitor the maturity and operating effectiveness of controls designed and implemented. In order to remediate the material weakness described above, we, led by our Chief Executive Officer and the Chief Financial Officer, are implementing and monitoring the following specific actions:

Information technology controls (GITCs) over the scale systems

-	Evaluate the technology environment that surrounds the scale systems, including third party hosted systems;
-	Identify the applicable set of controls that are necessary to provide the necessary assurance level for the weighting reports;
-	Design, implement and evaluate the controls; and
-	Execute procedures to confirm the completeness and accuracy of the reports that support the control activities.

The Audit Committee has reviewed and discussed these matters with management. The Audit Committee will oversee management efforts to remediate the identified material weakness.

The material weakness will be considered remediated when management concludes that, through testing, the applicable remediated controls are designed, implemented and operating effectively. We expect remediation of this material weakness will be completed during fiscal year 2021.

Remediation Actions Addressing Material Weaknesses Reported in 2019

As described in this annual report, our management focused on strengthening our internal control environment and achieved results that are shown by the remediation actions taken with regard to material weaknesses reported in the previous year.

The following specific actions were implemented and are part of the Company’s monitoring routines:

•	Control environment risk assessment, information and communication and monitoring

The internal control department hired experienced resources and redesigned its structure to provide more focus and coverage over the internal control environment. Management performed and documented an extensive risk assessment over the Company and its processes. This activity provided a better perspective on where the Company should focus on designing and implementing controls, training the involved teams and addressing process improvements. The implementation of these activities resulted in the remediation of the material weakness in these overall components reported in our 2019 annual report except for the material weakness noted above.

•	Ineffective design and operation of GITCs over certain ancillary IT operating systems and completeness and accuracy of ERP reports

Our IT department leveraged the risk assessment executed over Company processes and systems to design and implement the necessary set of controls to provide an adequate coverage level of the risks related to these ancillary systems. Controls over user access, change management and IT operations are being executed and monitored by the IT team. These controls were tested and found to be effective during our management assessment cycle completed in 2020.

Our management also implemented controls to assess the key reports extracted from the ERP system, excluding the scales system, used to perform the control activities. Controls over the accuracy and completeness of each report were implemented and successfully tested by our management.

•	Ineffective design and operation of controls within the financial reporting process:

Our management hired new employees with expertise and skills to design, implement and execute controls focused on financial reporting, non-routine transactions and consolidation process that provide a higher standard over the preparation and quality of the Company’s financial statements. Also, the Shared Services group designed and implemented a process and controls to ensure that manual journal entries were being correctly recorded, supported and tracked by management. These controls were tested by management and operating effectively at December 31, 2020.

•	Ineffective operation of legal contingences controls:

The Legal team improved its controls focused on the legal contingency confirmation process. The implemented procedures, controls and the documentation ensure the completeness of the assessment and the quality of the results obtained from the confirmation process.

•	Ineffective operation of controls over the purchase of and payment for legal services:

The Procurement and Legal teams worked together during 2020 to redesign the process of sourcing of legal services. This process is now executed by the procurement team as is executed for other services categories. This action provided adequate segregation of duties between procurement and payment activities.

Therefore, as of December 31, 2020, we concluded that the material weaknesses described in our annual report on Form 20-F for the year ended December 31, 2019 has been remediated.

Changes in Internal Control over Financial Reporting

Other than certain of the changes and certain of the remediation activities described above, there were no changes to internal control over financial reporting during the year ended December 31, 2020 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Mr. Ismael Campos de Abreu is our fiscal council financial expert. Mr. Abreu’s curriculum is included in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Council.” Given that our board has not made a formal determination as to Mr. Abreu’s independence, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual, he is not considered independent under that standard. However, he meets the standards of independence for fiscal council members under Brazilian Corporate Law. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Council” for more information.

Item 16B.	Code of Ethics

We have adopted a code of conduct that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. Our current code of conduct was approved by our board of directors in April 2018 and amended in June 2020. A copy of our code of conduct may be found on our website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm KPMG Auditores Independentes during the fiscal years ended December 31, 2020 and December 31, 2019.

	Year Ended December 31,
	2020	2019
	(in millions of reais)
Audit fees(1)	25.6	12.7
Audit-related fees(2)	2.1	2.1
Tax fees(3)	0.3	1.9
All other fees		0.2
Total fees	27.9	16.9

(1)	Audit fees consist of the aggregate fees billed by our independent registered public accounting firms in connection with the audit of our annual financial statements, interim reviews and related reserves in connection with the audit and review of financial statements and review of documents filed with the SEC.
(2)	Audit-related fees refer to services provided in connection with prior debt offerings.
(3)	Tax fees consist of the aggregate fees billed by our independent registered public accounting firms for tax compliance reviews.

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
192

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

On April 20, 2015, we had repurchased 80,000 “class A” preferred shares for an aggregate of R$0.9 million.

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
193

•	Braskem must submit an executed written affirmation annually to the NYSE and an interim written affirmation to the NYSE each time a change occurs to Braskem’s board of directors or any committees of Braskem’s board of directors that are subject to Section 303A, in each case in the form specified by the NYSE.

Significant Differences

The significant differences between Braskem’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. Braskem must comply with the corporate governance standards set forth under the Brazilian Corporate Law, the rules of the CVM and the applicable rules of the B3, as well as those set forth in Braskem’s bylaws.

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

Independence of Directors and Independence Tests

In general, the NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. However, under the NYSE corporate governance standards, a listed company (whether U.S. or foreign) of which more than 50% of the voting power is held by another company (a “controlled company”), need not comply with the following NYSE corporate governance standards:

•	A controlled company need not have a majority of independent directors;
•	A controlled company don’t need to have a nominating/corporate governance committee composed of independent directors with Internal Rules that comply with the NYSE corporate governance rules; and
•	A controlled company don’t need to have a compensation committee composed of independent directors with Internal Rules that comply with the NYSE corporate governance rules.

Because a majority of the voting power of Braskem’s capital stock is directly controlled by Novonor S.A (former Odebrecht S.A.), Braskem is a controlled company, and would therefore not be required to have a majority of independent directors.

Although Brazilian Corporate Law and Braskem’s bylaws establish rules in relation to certain qualification requirements of its directors, neither Brazilian Corporate Law nor Braskem’s bylaws require that Braskem have a majority of independent directors nor require Braskem’s board of directors or management to test the independence of Braskem’s directors before such directors are appointed. However, according to our policies, at least 20% of the members of our board of directors must be independent.

Executive Sessions

The NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporate Law, up to one-third of the members of Braskem’s board of directors can be elected to board of executive officer’s positions. Apart from the CEO of the Company, currently all Braskem’s directors are non-management directors. The non-management directors are not expressly empowered to serve as a check on Braskem’s management, and there is no legal requirement that those directors meet regularly without management.

Nominating/Corporate Governance and Compensation Committees

The NYSE corporate governance standards require that a listed company have a nomination/corporate governance committee and a compensation committee, each composed entirely of independent directors and each with a written Internal Rules that address certain duties. However, as a controlled company, Braskem would not be required to comply with these requirements if it were a U.S. domestic company.

Braskem is not required under Brazilian Corporate Law to have, and accordingly does not have, a nominating/corporate governance committee or a compensation committee. Currently, all Braskem’s directors are nominated by certain of its shareholders, including Novonor S.A. (former Odebrecht S.A), pursuant to shareholders agreements and Braskem’s by-laws. However, Braskem has the Personnel and Organization Committee, which is a committee of its board of directors that is responsible for, among other things:

194

•	contributing to the preparation and oversight of the governance rules that govern the nomination of members of the board and its committees, and executive officers;
•	analyzing proposals and making recommendations to Braskem’s board of directors with respect to the composition and total compensation paid to Braskem’s management, including Braskem’s chief executive officer; and
•	contributing along with the board of directors, to the annual evaluation of the chief executive officer performance, based on the goals previously defined and approved by the board of directors, and analyzing the results of the chief executive officer’s annual evaluation of the team members directly associated with him, which results are submitted to the board of directors.

Under Brazilian Corporate Law, Braskem’s shareholders establish the global or the individual compensation of its directors and executive officers, including benefits and allowances, at a general shareholder’s meeting based on the recommendation of Braskem’s board of directors.

Audit Committee and Audit Committee Additional Requirements

The NYSE corporate governance standards require that a listed company have an audit committee with a written Internal Rules that address certain specified duties and that is composed of at least three independent members, all of whom satisfy the independence requirements of Rule 10A-3 under the Exchange Act and Section 303A.02 of the NYSE’s Listed Company Manual.

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

Under the Instruction No. 567/2009 of the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”), shareholder pre-approval is required for the adoption and revision of any equity compensation plans. On March 21st, 2018, our shareholders approved our Long Term Incentive Plan, which is an equity incentive compensation plan that provides the yearly opportunity for certain members of our Company, selected by the Board of Directors, to voluntarily adhere to the plan by acquisition of our shares and receive matching shares after the vesting period of three years provided the member continuously holds the shares acquired and remains a member of the company during the entire vesting period.

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

Braskem has adopted the Brazilian Stock Exchange (B3 S.A. - Brasil, Bolsa e Balcão) corporate governance rules for Level 1 companies and must also comply with certain corporate governance standards set forth under Brazilian Corporate Law. See “Item 9. The Offer and Listing—Trading on the B3.” The Level 1 rules do not require Braskem to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards. However, certain provisions of Brazilian Corporate Law that are applicable to Braskem address certain aspects of director qualifications standards and director responsibilities.

195

Code of Conduct

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

Braskem has adopted a Code of Conduct applicable to its directors, officers and employees, which addresses each of the items listed above. Braskem’s Code of Conduct is available on our investor relations website at www.braskem.com.br. No waivers of the provisions of the Code of Conduct are permitted, except if the restrictions on outside activities do not apply to Braskem’s directors and members of its fiscal council.

The main purpose of Braskem’s Code of Conduct is to establish the principles, values and standards that guide the business conduct of Team Members in their internal and external relations. Braskem also has a Code of Conduct for Contractors, which focuses on its relations with suppliers and partners.

Item 16H.	Mine Safety Disclosure

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item is included in exhibit 99.01.

196

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

(a)       Financial Statements

(b)       List of Exhibits

Exhibit Number	Exhibit

1.01	Bylaws of Braskem S.A., as amended (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on April 15, 2021).
2.01	Amended and Restated Form of Deposit Agreement, dated as of January 4, 2017, among Braskem S.A., The Bank of New York Mellon, as Depositary, and Owners and Holders of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on December 22, 2016).
2.02	Description of Securities (incorporated by reference to Exhibit 2.02 to Form 20-F of Braskem S.A. filed on June 15, 2020).
3.01	Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petrobras Química S.A. – Petroquisa, Petróleo Brasileiro S.A. – Petrobras, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation), as amended on September 24, 2018 and as adhered to by OSP Investimentos S.A. on December 31, 2018 (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on February 28, 2019).
4.03	Restricted Share Award Plan of Braskem S.A. approved at the Extraordinary Shareholders’ Meeting held on March 21, 2018 (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on March 22, 2018).
4.04	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020.
4.05	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020.
4.06	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020.
4.07	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated December 22, 2020.
4.08	English Summary of Ethane, Propane and Hydrogen Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated December 22, 2020.
8.01	List of subsidiaries (incorporated by reference to note 2.1.1 to our audited consolidated financial statements included elsewhere in this annual report).
11.01	Code of Conduct of Braskem S.A., as amended (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on April 20, 2021).
197

12.01	Certification of Principal Executive Officer dated May 13, 2021 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated May 13, 2021 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated May 13, 2021 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

198

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 13, 2021

BRASKEM S.A. By: /s/ Roberto Lopes Pontes Simões Name: Roberto Lopes Pontes Simões Title: Chief Executive Officer

199

200

Exhibit Number	Exhibit

2.02	Description of Securities.
12.01	Certification of Principal Executive Officer dated May 13, 2021 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated May 13, 2021 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated May 13, 2021 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

201

Braskem S.A.

Consolidated financial statements
at December 31, 2020

and Independent Auditors' Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Braskem S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Braskem S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for each of the years in the three -year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated May 13, 2021 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and included in management’s assessment related to ineffective information technology controls over the scale systems that generate the weighted quantities of product sold for certain sales due to an insufficient complement of resources to timely complete an effective risk assessment process and implement controls. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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
May 13, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Braskem S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Braskem S.A. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 13, 2021, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

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

Evaluation of impairment of cash generating units that contain goodwill

As discussed in notes 3.2.2 and 13 (a) to the consolidated financial statements, the balance of goodwill was R$ 2,058,874 thousand as of December 31, 2020. To evaluate the impairment of goodwill, the Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of each CGU and compares this with its carrying value. The estimate of the recoverable value of the CGUs requires significant judgment on the part of the Company to make certain assumptions, including those related to: the discount rate, the growth rates for the next 10 years, the inflation rate, which is used for cash flows to perpetuity and future capital expenditure and its associated impact on costs.

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

The primary procedures we performed to address this critical audit matter included the following:

We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the discount rate used by the Company by comparing to a discount rate developed using an independent methodology;
•	evaluating the growth rates for the next 10 years used by the Company by comparing to historic growth rates and market projections;
•	evaluating the inflation rate used by the Company by comparing with market information;
•	evaluating the future capital expenditure and its associated impact on costs by comparing to historic information; and
•	performing sensitivity analysis on the interest rate and discount rate to assess their impact on the estimation of the recoverable value of each CGU.

We compared the budgeted cash flow as of and for the year ended December 31, 2020 prepared by the Company with the Company’s actual flows for the year then ended to assess the Company’s ability to accurately project.

Evaluation of the provision and disclosures related to geological phenomenon in Alagoas State

As discussed in notes 3.2.4, 24.3 and 26 to the consolidated financial statements, the Company has recorded a provision related to the geological phenomenon in the vicinity of the Company’s salt mining wells in the state of Alagoas of R$ 9,175,777 thousand as of December 31, 2020. The provision is for the estimated future outflows of resources required to settle the Company’s commitments under an agreement signed with the Brazilian government authorities following the occurrence of the geological phenomenon. These commitments include taking measures to close and stabilize the salt mines, relocating and compensating residents and businesses in the region and adoption of actions and measures in vacated areas, urban mobility and social compensation actions.

We identified the evaluation of the provision and disclosures related to the salt mining activities in Alagoas as a critical audit matter. The evaluation of the estimates and assumptions used by the Company to determine the provision amount required challenging auditor judgment and the use of professionals with specialized skills and knowledge.

The key estimates and assumptions related to the extent and cost of the remediation actions required to stabilize and close the wells, the market value of the properties of residents and businesses in the region, the other costs to relocate and compensate the residents and business owners, and the costs of the social and urban actions.

The primary procedures we performed to address this critical audit matter included the following:

We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s estimation process, including controls related to assumptions used in the estimation process and evaluation of information from external and internal experts, as well as controls over the financial statement disclosures.

We involved infrastructure valuation professionals, with specialized skills and knowledge, who assisted in:

•	evaluating the technical appraisal reports regarding the stability of the salt mining wells and the required remediation actions to stabilize and close the wells, the remediation plans established by the Company and the Company’s estimate of the significant costs to implement these plans;
•	evaluating the assumptions used by the Company to estimate the market value of properties and the significant components of the other cost to relocate and compensate the residents and business owners impacted by the geological phenomenon, by comparing them to internal and external information, as applicable, including publicly available information on real estate values in the region and property size and, contracts with third party service providers;
•	evaluating the terms of the agreement for Socio-environmental Reparation signed with the authorities, which includes the reconstruction of the area affected by the geological phenomenon and compared the estimated costs with the market reference construction costs; and
•	performing a sensitivity analysis of certain of the assumptions used by the Company to estimate the market value of properties and the significant components of other costs to relocate and compensate the residents and business owners impacted by the geological phenomenon.

We assessed the adequacy of the disclosures related to the provision for Alagoas.

Going concern assessment

As discussed in Note 1 to the consolidated financial statements, the Company’s financial statements have been prepared on a going concern basis. The Company has incurred in losses as of and for the years ended December 31, 2020 and 2019, and presented negative shareholders’ equity of R$ 3.9 billion as of December 31, 2020. Management believes, based on the Company’s forecast, that current working capital and capital expenditure financing is sufficient to fund operations and satisfy the Company’s obligations as they come due for at least one year from the financial statements` issuance date.

The forecast are calculated based on undiscounted cash flows, which includes the projected cash generation, less short-term debts and working capital need. The Company also contracted an international revolving credit facility in the amount of US$ 1 billion, which expires in 2023 and may be used without restrictions to improve the Company’s credit quality or in the event of deterioration in the macroeconomic scenario. As of December 31, 2020, this credit line had not been used.

We determined the Company’s ability to continue as a going concern and related disclosures as a critical audit matter. Due to the significant measurement uncertainty associate with the Company’s future cash flows, there was a high degree of subjective and judgment in evaluating the assumptions used to estimating these cash flows, specifically the sales (price and volume), price of the raw material, operational expenses, capital expenditures, inflation rate and payments regarding the Alagoas geological phenomenon projections.

The following are the primary procedures we performed to address this critical audit matter:

We compared the proposed terms and conditions of the financing arrangements with those of the Company’s existing loan facilities and evaluated management’s analysis of their impact on the forecasted cash flows.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the price and volume of sales projected by the Company by comparing the price expectation with the market projections and for volume by comparing the capacity of the Company’s plants and the historic growth of volume;
•	evaluating the acquisition price of the raw material projected by the Company by comparing the price projected by the market;
•	evaluating the projected operational expense and capital expenditure by comparing to historic information; and
•	evaluating the inflation rate used by the Company with market information and the projections made by the Company.

We also evaluated the payments regarding the Alagoas geological phenomenon by comparing the agreements, the technical appraisal reports and the progress of the remediation project. We independently assessed the sensitivity of reasonably possible changes to the key assumptions and judgments, such as forecasted volume, controllable mitigating actions, and considerations for the uncertainties, used to determine management’s forecasts of cash flows and financial position.

We assessed the adequacy of the disclosures related to the application of the going concern assumption.

KPMG Auditores Independentes

We have served as the Company’s auditor since 2018.

São Paulo, Brazil
May 13, 2021

Braskem S.A.

Statement of consolidated financial position at December 31

All amounts in thousands of reais

Assets	Note	2020	2019
	0
Current assets
Cash and cash equivalents	5	13,862,852	6,803,880
Financial investments	6	3,627,227	1,687,504
Trade accounts receivable	7	4,731,979	2,285,750
Inventories	8	8,383,650	7,625,084
Taxes recoverable	10	1,192,665	1,238,011
Income tax and social contribution	22(a)	1,547,916	439,933
Dividends and interest on capital		165	3,074
Prepaid expenses		344,867	115,096
Derivatives	20.3.1	33,769	4,712
Judicial deposits	26		2,571,683
Other receivables		465,154	614,827

		34,190,244	23,389,554

Non-current assets
Financial investments	6	15,564	9,708
Trade accounts receivable	7	23,229	20,901
Inventories	8	18,036	16,325
Taxes recoverable	10	1,072,737	2,257,718
Income tax and social contribution		72,267	239,847
Deferred income tax and social contribution	22(b)	8,529,972	2,662,596
Judicial deposits	26	196,911	1,508,880
Derivatives	20.3.1	34,091	17,877
Other receivables		227,480	258,865
Investments	11	43,153	63,843
Property, plant and equipment	12	35,929,149	32,315,181
Intangible assets	13	2,828,691	2,762,088
Right of use of assets	14	2,902,395	2,605,654

		51,893,675	44,739,483

Total assets		86,083,919	68,129,037

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated financial position at December 31

All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	2020	2019
	0
Current liabilities	0
Trade payables	15	9,946,315	9,116,989
Borrowings	16	1,318,931	774,924
Braskem Idesa borrowings	17	7,660,128	744,408
Debentures	18	54,436	46,666
Derivatives	20.3.1	592,251	49,251
Payroll and related charges		814,566	623,723
Taxes payable	21	952,689	322,886
Income tax and social contribution	0	284,129	34,856
Dividends	0	5,456	6,502
Advances from customers	0	287,449	355,764
Leniency agreement	25	397,036	362,719
Sundry provisions	23	362,407	203,134
Other payables	0	466,341	930,638
Provision - geological event in Alagoas	26	4,349,931	1,450,476
Other financial liabilities	20.2	-	516,933
Lease	14(b)	895,109	676,291

		28,387,174	16,216,160

Non-current liabilities
Trade payables	15	7,233	3,837
Borrowings	16	40,413,192	28,242,052
Braskem Idesa borrowings	17	4,399,110	9,237,318
Debentures	18	181,679	227,901
Derivatives	20.3.1	558,913	169,513
Taxes payable	21	1,370	129,353
Loan to non-controlling shareholders of Braskem Idesa	9(a)	3,222,493	2,395,887
Income tax and social contribution		576,174	-
Deferred income tax and social contribution	22(b)	1,234,398	273,036
Post-employment benefits	27.2	472,074	389,075
Advances from customers	0	382,478	-
Contingencies	24.1	1,151,087	1,151,524
Leniency agreement	25	1,077,314	1,379,549
Sundry provisions	23	511,801	302,072
Provision - geological event in Alagoas	26	4,825,846	1,932,591
Other payables	0	235,324	133,858
Lease	14(b)	2,312,777	2,000,605

		61,563,263	47,968,171

Shareholders' equity	28	-	-
Capital	0	8,043,222	8,043,222
Capital reserve	0	-	232,472
Revenue reserves	0	-	1,905,255
Additional paid in capital	0	(488,388)	(488,388)
Other comprehensive income	0	(5,177,889)	(4,757,539)
Treasury shares	0	(49,704)	(49,724)
Accumulated losses	0	(4,529,547)	-

Total attributable to theCompany's shareholders	0	(2,202,306)	4,885,298

Non-controlling interest in subsidiaries	0	(1,664,212)	(940,592)

		(3,866,518)	3,944,706

Total liabilities and shareholders' equity		86,083,919	68,129,037

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated profit or loss

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

	Note	2020	2019	2018
	0
Net revenue	30	58,543,494	52,323,525	57,999,866
Cost of products sold	34	(47,331,414)	(45,879,118)	(46,576,657)
	0
Gross profit	0	11,212,080	6,444,407	11,423,209
	0
Income (expenses)	0
Selling and distribution	34	(1,852,055)	(1,783,455)	(1,689,179)
(Loss) reversal for impairment of trade accounts receivable and others from clients	34	(55,252)	(7,069)	87,008
General and administrative	34	(1,918,747)	(2,224,180)	(1,793,185)
Research and development	34	(250,648)	(247,730)	(219,256)
Results from equity investments	11(c)	(19,398)	10,218	(888)
Other income	32	750,749	2,408,434	1,027,222
Other expenses	32	(7,938,621)	(4,446,942)	(554,713)
	0
(Loss) profit before net financial expenses and taxes	0	(71,892)	153,683	8,280,218
	0
Financial results	33
Financial expenses	0	(4,913,365)	(3,882,785)	(3,007,551)
Financial income	0	600,184	850,554	589,052
Exchange rate variations, net	0	(5,298,711)	(1,724,520)	(2,256,983)
	0
	0	(9,611,892)	(4,756,751)	(4,675,482)
	0
(Loss) profit before income tax and social contribution	0	(9,683,784)	(4,603,068)	3,604,736
	0
Current and deferred income tax and social contribution	22(a)	2,668,478	1,962,670	(736,551)
	0
(Loss) profit for the year	0	(7,015,306)	(2,640,398)	2,868,185
	0
Attributable to:	0
Company's shareholders	0	(6,691,720)	(2,540,995)	2,827,650
Non-controlling interest in subsidiaries	0	(323,586)	(99,403)	40,535
	0
(Loss) profit for the year	0	(7,015,306)	(2,640,398)	2,868,185
	0
(Loss) earnings per share - basic and diluted - R$	29
Common	0	(8.4068)	(3.1922)	3.5543
Preferred shares class "A"	0	(8.4068)	(3.1922)	3.5543
Preferred shares class "B"	0	(8.4068)	(3.1922)	0.5910

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated comprehensive income

Years ended December 31

All amounts in thousands of reais

	Note	2020	2019	2018

(Loss) profit for the year		(7,015,306)	(2,640,398)	2,868,185

Other comprehensive income:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(600,390)	55,274	(151,718)
Income tax and social contribution - cash flow hedge		202,832	(19,805)	54,481
Fair value of cash flow hedge from jointly-controlled investee, net of taxes		1,260	(978)	(2,329)
		(396,298)	34,491	(99,566)

Exchange variation of foreign sales hedge	20.4(a.i)	(6,881,183)	(856,068)	(3,145,857)
Sales Hedge - transfer to profit or loss	20.4(a.i)	2,194,059	1,385,121	1,022,782
Income tax and social contribution on exchange variation		1,593,622	(179,878)	721,845
Exchange variation of foreign sales hedge - Braskem Idesa	20.4(a.ii)	(445,427)	464,806	16,681
Sales Hedge - transfer to profit or loss - Braskem Idesa	20.4(a.ii)	471,728	267,146	236,570
Income tax on exchange variation - Braskem Idesa		(7,886)	(219,586)	(75,975)
		(3,075,087)	861,541	(1,223,954)

Foreign subsidiaries currency translation adjustment		2,658,042	136,722	801,223

Total		(813,343)	1,032,754	(522,297)

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial loss, net of taxes		(647)	(24,597)	(1,289)
Post-employment plans - Health plan, net of taxes			(85,031)	(280)
Long term incentive plan, net of taxes		11,214	13,921	6,406
Loss on investments		-	(84)	(65)

Total		10,567	(95,791)	4,772

Total comprehensive (loss) income for the year		(7,818,082)	(1,703,435)	2,350,660

Attributable to:
Company's shareholders		(7,096,912)	(1,644,368)	2,398,250
Non-controlling interest in subsidiaries		(721,170)	(59,067)	(47,590)

Total comprehensive (loss) income for the year		(7,818,082)	(1,703,435)	2,350,660

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves								Total
							Additional	Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Tax	Retention	dividends	paid in	comprehensive	Treasury	Retained	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	proposed	capital	(loss) income	shares	earnings	interest	subsidiaries	equity

At December 31, 2017		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(488,388)	(5,165,492)	(49,819)	(217,550)	6,300,301	(827,501)	5,472,800

Comprehensive income for the year:	22(a)
Profit for the year	0	-	-	-	-	-	-	-	-	-	2,827,650	2,827,650	40,535	2,868,185
Exchange variation of foreign sales hedge, net of taxes	0	-	-	-	-	-	-	-	(1,268,273)	-	-	(1,268,273)	44,319	(1,223,954)
Fair value of cash flow hedge, net of taxes	0	-	-	-	-	-	-	-	(112,241)	-	-	(112,241)	12,675	(99,566)
Foreign subsidiaries currency translation adjustment	0	-	-	-	-	-	-	-	946,342	-	-	946,342	(145,119)	801,223
	0	-	-	-	-	-	-	-	(434,172)	-	2,827,650	2,393,478	(47,590)	2,345,888
	0
Equity valuation adjustments:	0											-
Realization of additional property, plant and equipment price-level restatement, net of taxes	0	-	-	-	-	-	-	-	(26,717)	-	26,717	-	-	-
Realization of deemed cost of jointly-controlled investment, net of taxes	0	-	-	-	-	-	-	-	(962)	-	962	-	-	-
Actuarial gain with post-employment benefits, net of taxes	0	-	-	-	-	-	-	-	(1,289)	-	-	(1,289)	-	(1,289)
Post-employment benefits - health plan, net of taxes		-	-	-	-	-	-	-	(280)	-	-	(280)	-	(280)
Long term incentive plan, net of taxes		-	-	-	-	-	-	-	6,406	-	-	6,406	133	6,539
Fair value adjustments of trade accounts receivable, net of taxes		-	-	-	-	-	-	-	(449)	-	-	(449)	-	(449)
	0	-	-	-	-	-	-	-	(23,291)	-	27,679	4,388	133	4,521
Contributions and distributions to shareholders:	0
Prescribed dividend	0	-	-	-	-	-	-	-	-	-	460	460	-	460
Additional dividends approved in the boar meeting		-	-	-	-	-	(1,500,000)	-	-	-	(73)	(1,500,073)	(1,396)	(1,501,469)
Reversal of fiscal incentive		-	-	-	(130)	-	-	-	-	-	130	-	-	-
Legal reserve		-	-	143,334	-	-	-	-	-	-	(143,334)	-	-	-
Tax incentive reserve		-	-	-	81,863	-	-	-	-	-	(81,863)	-	-	-
Mandatory minimum dividends		-	-	-	-	-	-	-	-	-	(667,419)	(667,419)	-	(667,419)
Additional dividends proposed		-	-	-	-	-	2,002,255	-	-	-	(2,002,255)	-	-	-
Loss on investments		-	-	-	-	-	-	-	(65)	-	-	(65)	65	-
Sale of investiments		-	-	-	-	-	-	-	-	-	-	-	(111)	(111)
	0	-	-	143,334	81,733	-	502,255	-	(65)	-	(2,894,354)	(2,167,097)	(1,442)	(2,168,539)
	0
At December 31, 2018		8,043,222	232,430	577,476	153,478	1,940,011	2,002,255	(488,388)	(5,623,020)	(49,819)	(256,575)	6,531,070	(876,400)	5,654,670

Comprehensive income for the year:	0
Loss for the year	0	-	-	-	-	-	-	-	-	-	(2,540,995)	(2,540,995)	(99,403)	(2,640,398)
Exchange variation of foreign sales hedge, net of taxes	0	-	-	-	-	-	-	-	733,449	-	-	733,449	128,092	861,541
Fair value of cash flow hedge, net of taxes	0	-	-	-	-	-	-	-	38,919	-	-	38,919	(4,428)	34,491
Foreign currency translation adjustment	0	-	-	-	-	-	-	-	220,228	-	-	220,228	(83,506)	136,722
	0	-	-	-	-	-	-	-	992,596	-	(2,540,995)	(1,548,399)	(59,245)	(1,607,644)
	0
Equity valuation adjustments:	0	-	-	-	-	-	-	-	-	-	-	-	-	-
Realization of additional property, plant and equipment price-level restatement, net of taxes	25(e.2)	-	-	-	-	-	-	-	(26,717)	-	26,717	-	-	-
Realization of deemed cost of jointly-controlled investment, net of taxes	0	-	-	-	-	-	-	-	(883)	-	883	-	-	-
Actuarial loss with post-employment benefits, net of taxes		-	-	-	-	-	-	-	(109,492)	-	-	(109,492)	(136)	(109,628)
Long term incentive plan, net of taxes	0	-	-	-	-	-	-	-	13,573	-	-	13,573	348	13,921
Fair value adjustments of trade accounts receivable, net of taxes	0	-	-	-	-	-	-	-	15	-	-	15	-	15
Exchange variation in hyperinflationary economy, net of taxes		-	-	-	-	-	-	-	(3,561)	-	-	(3,561)	-	(3,561)
	0	-	-	-	-	-	-	-	(127,065)	-	27,600	(99,465)	212	(99,253)
Contributions to shareholders:	0											-
Incentive long term plan payments with treasury shares	0	-	-	-	-	-	-	-	-	95	-	95	-	95
Retention of profits - non-approval of additonal dividends	29(e)	-	-	-	-	2,002,255	(2,002,255)	-	-	-	-	-	-	-
Prescribed dividend		-	-	-	-	-	-	-	-	-	2,005	2,005	-	2,005
Additional dividends of subsidiary		-	-	-	-	-	-	-	-	-	-	-	(5,125)	(5,125)
Loss on interest in subsidiary		-	-	-	-	-	-	-	(50)	-	-	(50)	(34)	(84)
Absorption of losses	29(c.ii)	-	-	-	-	(2,767,965)	-	-	-	-	2,767,965	-	-	-
Gain on transfer of shares in custody long term incentive plan		-	42	-	-	-	-	-	-	-	-	42	-	42
	0	-	42	-	-	(765,710)	(2,002,255)	-	(50)	95	2,769,970	2,092	(5,159)	(3,067)
	0
At December 31, 2019	0	8,043,222	232,472	577,476	153,478	1,174,301	-	(488,388)	(4,757,539)	(49,724)	-	4,885,298	(940,592)	3,944,706

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves								Total
							Additional	Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Tax	Retention	dividends	paid in	comprehensive	Treasury	Retained	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	proposed	capital	(loss) income	shares	earnings	interest	subsidiaries	equity

At December 31, 2019	0	8,043,222	232,472	577,476	153,478	1,174,301	-	(488,388)	(4,757,539)	(49,724)	-	4,885,298	(940,592)	3,944,706

Comprehensive income for the year:
Loss for the year	0	-	-	-	-	-	-	-	-	-	(6,691,720)	(6,691,720)	(323,586)	(7,015,306)
Exchange variation of foreign sales hedge, net of taxes		-	-	-	-	-	-	-	(3,079,691)	-	-	(3,079,691)	4,604	(3,075,087)
Fair value of cash flow hedge, net of taxes	0	-	-	-	-	-	-	-	(390,608)	-	-	(390,608)	(5,690)	(396,298)
Long term incentive plan, net of taxes	0	-	-	-	-	-	-	-	11,629	-	-	11,629	(415)	11,214
Foreign currency translation adjustment	0	-	-	-	-	-	-	-	3,054,126	-	-	3,054,126	(396,084)	2,658,042
	0	-	-	-	-	-	-	-	(404,544)	-	(6,691,720)	(7,096,264)	(721,171)	(7,817,435)
	0
Equity valuation adjustments:	0
Realization of additional property, plant and equipment price-level restatement, net of taxes	0	-	-	-	-	-	-	-	(26,302)	-	26,302	-	-	-
Realization of deemed cost of jointly-controlled investment, net of taxes	0	-	-	-	-	-	-	-	(741)	-	741	-	-	-
Actuarial loss with post-employment benefits, net of taxes	0	-	-	-	-	-	-	-	(648)	-	-	(648)	1	(647)
Fair value adjustments of trade accounts receivable, net of taxes	0	-	-	-	-	-	-	-	113	-	-	113	-	113
Exchange variation in hyperinflationary economy, net of taxes	0	-	-	-	-	-	-	-	8,077	-	-	8,077	-	8,077
Other	0	-	-	-	-	-	-	-	3,695	-	(3,695)	-	-	-
	0	-	-	-	-	-	-	-	(15,806)	-	23,348	7,542	1	7,543
Contributions to shareholders:	0
Prescribed dividend	0	-	-	-	-	-	-	-	-	-	1,110	1,110	-	1,110
Additional dividends of subsidiary	0	-	-	-	-	-	-	-	-	-	-	-	(2,450)	(2,450)
Absorption of losses	28(e)	-	(232,460)	(577,476)	(153,478)	(1,174,301)	-	-	-	-	2,137,715	-	-	-
Gain on transfer of shares in custody long term incentive plan			(12)							20		8		8
		-	(232,472)	(577,476)	(153,478)	(1,174,301)	-	-	-	20	2,138,825	1,118	(2,450)	(1,332)

At December 31, 2020		8,043,222	-	-	-	-	-	(488,388)	(5,177,889)	(49,704)	(4,529,547)	(2,202,306)	(1,664,212)	(3,866,518)

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated cash flows

Years ended December 31

All amounts in thousands of reais

	Note	2020	2019	2018

(Loss) profit before income tax and social contribution		(9,683,784)	(4,603,068)	3,604,736

Adjustments for reconciliation of profit
Depreciation and amortization		4,048,081	3,632,265	2,990,577
Results from equity investments	11(c)	19,398	(10,218)	888
Interest foreign exchange gain/losses		10,457,272	4,145,110	6,013,944
Reversal of provisions	22(a)	336,838	320,439	23,725
Provision - geological event in Alagoas	26	6,901,828	3,383,067
PIS and COFINS credits - exclusion of ICMS from the calculation basis	32	(310,557)	(1,904,206)	(519,830)
(Loss) reversal for impairment of trade accounts receivable and others from clients		55,252	7,069	(87,008)
Provision for losses and write-offs of long-lived assets		8,794	225,204	72,470

		11,833,122	5,195,662	12,099,502

Changes in operating working capital
Judicial deposits - other financial assets	26	3,746,107	(3,680,460)
Financial investments		(1,860,827)	797,445	98,349
Trade accounts receivable		(2,187,826)	895,046	223,418
Inventories		(252,534)	867,817	(1,537,290)
Taxes recoverable		1,532,554	1,195,427	1,022,242
Prepaid expenses		293,785	202,732	(105,163)
Other receivables		397,103	(273,665)	(248,988)
Trade payables		(3,001,564)	282,445	1,343,375
Taxes payable		449,761	(569,793)	(977,248)
Advances from customers		198,988	197,965	(199,958)
Leniency agreement	25	(349,842)	(341,605)	(330,006)
Sundry provisions		(145,355)	(215,548)	(116,458)
Other payables		(1,366,118)	362,203	833,227

Cash generated from operations		9,287,354	4,915,671	12,105,002

Interest paid		(2,736,821)	(2,238,445)	(1,916,801)
Income tax and social contribution paid		(257,542)	(411,951)	(937,831)

Net cash generated from operating activities		6,292,991	2,265,275	9,250,370

Proceeds from the sale of fixed and intangible assets		33,140	12,590	95,133
Proceeds from the sale of investments				81,000
Funds received in the investments' capital reduction				2,254
Dividends received		4,822	3,513	41,791
Acquisitions to property, plant and equipment and intangible assets		(2,759,789)	(2,682,522)	(2,706,328)
Premium in the dollar put option				(2,167)

Net cash used in investing activities		(2,721,827)	(2,666,419)	(2,488,317)

Short-term and Long-term debt
Acquired		13,049,459	20,586,103	4,301,626
Payments		(8,734,505)	(17,425,409)	(6,592,197)
Braskem Idesa borrowings
Acquired			3,497,622
Payments		(905,210)	(4,398,453)	(812,929)
Payment loan to non-controlling shareholders of Braskem Idesa		(37,618)
Lease	14	(662,068)	(454,190)
Dividends paid		(2,380)	(668,904)	(1,499,900)
Other financial liabilities	20.2	(534,456)	499,999

Net cash generated (used) in financing activities		2,173,222	1,636,768	(4,603,400)

Exchange variation on cash of foreign subsidiaries		1,314,586	20,619	(386,109)

Increase in cash and cash equivalents		7,058,972	1,256,243	1,772,544

Represented by
Cash and cash equivalents at the beginning of the year		6,803,880	5,547,637	3,775,093
Cash and cash equivalents at the end of the year		13,862,852	6,803,880	5,547,637

Increase in cash and cash equivalents		7,058,972	1,256,243	1,772,544

The notes are an integral part of the consolidated financial statements.

F- 14

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

1	Operations

Braskem S.A. is a public corporation headquartered in Camaçari, Bahia (“BA”), which, jointly with its subsidiaries (hereinafter referred to as “Braskem” or “Company”), is controlled by Novonor S.A. (“Novonor”, previously named Odebrecht S.A.), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The Company’s shares are traded on B3 S.A. Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6, and on the New York Stock Exchange (“NYSE”) under the ticker BAK.

Braskem also is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as equity method investees or associates.

The Company has industrial plants in Brazil, the United States, Germany, and Mexico. The units produce thermoplastic resins, namely polyethylene (“PE”) and polypropylene (“PP”), polyvinyl chloride (“PVC”), as well as basic petrochemicals.

On December 31, 2020, the consolidated statement of financial position presented positive net working capital (defined as total current assets less total current liabilities) of R$5.8 billion and negative shareholders’ equity of R$3.9 billion, mainly due to exchange variation effects from the depreciation in the Brazilian Real against the U.S. dollar (Note 2.2.c) and to the provision for the geological event in Alagoas (Note 26).

The Company presented cash flow generated from operating activities of R$9,287,354 for the year ended December 31, 2020. Most of the credit facilities are long-term, with 96% of the total debt denominated in U.S. dollar, in line with the Company’s Financial Policy.

During periods in which the Brazilian Real depreciates significantly against the U.S. dollar, the Company is subject to an adverse effect from exchange variation on its debt. On the other hand, the depreciation in the Brazilian Real against the U.S. dollar has a positive effect on the Company’s cash generation, which manages the exposure against the debt position concentrated in U.S. dollar. In 2020, the Brazilian Real depreciated by 29% in relation to the U.S. dollar. The exchange variation losses recognized in 2020 will impact the cash flow in the liabilities’ maturity date, which is concentrated in the long term. Due to Braskem’s debt profile, this negative impact does not pose any risk to Company’s liquidity position for at least 12 months after the balance sheet date.

Opening of the new plant in the United States

In September 2020, the Company concluded the commissioning process following applicable safety standards and started commercial polypropylene production at its new plant in the United States. Located in the city of La Porte, and with production capacity of 450,000 tons per year (unaudited), the new PP plant in the United States is in line with the Company’s strategy to diversify its feedstock profile and to expand across Americas, reinforcing its leadership position in PP production in North America.

Braskem Idesa operations

On December 2, 2020, the subsidiary Braskem Idesa (“BI”) was notified by the National Natural Gas Control Center ("Cenagas"), the Mexican government agency responsible for the natural gas pipeline and transportation system in the region, regarding the unilateral suspension of natural gas transportation, an energy input essential

F- 15

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

to produce polyethylene at the Petrochemical Complex in Mexico. As a result, and respecting the safety protocols, Braskem Idesa immediately suspended its operational activities.

On January 7, 2021, Braskem Idesa partially resumed operations of polyethylene production based on an experimental business model, that follows all safety protocols, in order to attend the demand from Mexico’s plastics industry. In addition, Braskem Idesa has taken legal measures as established in the Ethane Supply Agreement entered into between BI and PEMEX. Braskem Netherlands B.V., the direct parent company of BI, also has taken legal actions based on the applicable international rules to protect the rights and to ensure the performance of all legal obligations and also seeking to protect its investment in Mexico. Such measures provide for a remediation and negotiation period in which the parties seek a solution.

On March 1, 2021, disclosed in Not 37(e), Braskem Idesa entered into the following agreements to enable it to continue its operations:

(i) a memorandum of understanding with PEMEX Transformación Industrial and PEMEX Exploración y Producción (“PEMEX”) setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and

(ii) a natural gas transport service agreement with Centro Nacional de Control del Gas Natural (“Cenagas”) for 15 years, which is conditioned upon the execution of the definitive agreement referenced in item (i) above.

Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas. The existing ethane supply agreement between Braskem Idesa and Pemex has not been modified and remains in place. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders, and creditors.

Braskem Idesa assessed its going concern assumptions and concluded to be able to realize its assets and settlle its liabilities in the normal course of business.

As required by the accounting standards, impairment analysis have been performed. As a result, the carrying amount of property plant and equipment do not exceed its recoverable amount on December 31, 2020.

2	Accounting policies

The main accounting policies applied when preparing the financial statements are described in the respective notes.

Except for adopting IFRS 16 Leases and IFRIC 23 Uncertainty over Income Tax Treatments on January 1, 2019, the Company has consistently applied the accounting policies to all periods presented in these consolidated financial statements.

2.1	Basis of preparation and statement of compliance

The consolidated financial statements have been prepared under the historical cost convention and were adjusted, when required, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a

F- 16

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

The issue of these financial statements was authorized by the Executive Board on May 13, 2021.

2.1.1	Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(a)	List of subsidiaries

The consolidated information comprises the financial statements of the Braskem S.A. and the following entities:

		Total and voting interest - %
		Headquarters	2020	2019	2018
Direct and Indirect subsidiaries
BM Insurance Company Limited ("BM Insurance")		Bermuda	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00	100.00
Braskem India Private Limited ("Braskem India")	(i)	Índia	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.70	63.70	63.66
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.70	63.70	63.66
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100.00	100.00	100.00

(i)	Subsidiary incorporated in May 2020.

2.2	Functional and foreign currency

(a)	Functional and presentation currency

The functional currency of the Company is the Real. The presentation currency is also Real. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

F- 17

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
(b)	Functional currency other than the Brazilian Real

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

The results and financial position of an entity whose functional currency is not the currency of a hyperinflationary economy must be translated into the reporting currency. The assets and liabilities for each statement of financial position reported (including the comparative balance sheets) must be translated using the closing quote of the exchange rate on the respective reporting dates, and the income and expenses for each comprehensive statement of operations or statement of operations reported (including comparative statements) must be translated using the exchange rates in effect on the transaction dates. All exchange variation gains and losses must be recognized in other comprehensive income.

The subsidiaries with a functional currency different from that of the Braskem S.A. are listed below:

Functional currency

Subsidiaries
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem India	Rupee

(c)	Exchange variation effects

The effects from exchange variation on the Company’s transactions are mainly due to the variations in the following currencies:

	End of period rate at December 31			Average rate
								Variation
	2020	2019	Variation	2020	2019	2018	2020-2019	2019-2018
U.S. dollar - Brazilizan real	5.1967	4.0307	28.93%	5.1578	3.9461	3.6558	30.70%	7.94%
Euro - Brazilizan real	6.3779	4.5305	40.78%	5.8989	4.4159	4.3094	33.58%	2.47%
Mexican peso - Brazilizan real	0.2610	0.2134	22.31%	0.2402	0.2049	0.1901	17.22%	7.80%
U.S. dollar - Mexican peso	19.9240	18.8858	5.50%	21.5098	19.2568	19.2363	11.70%	0.11%
U.S. dollar - Euro	0.8166	0.8926	-8.52%	0.8775	0.8930	0.8471	-1.74%	5.42%

(d)	Hyperinflationary economy

F- 18

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Non-monetary assets and liabilities, Equity and the statement of income of subsidiaries operating in highly inflationary economies are adjusted by the change in the Consumer Price Index of the currency. The non-monetary assets and liabilities recorded at historical cost and the Equity and the results of the subsidiary in Argentina were updated for inflation. The impacts of changes in general purchasing power are reported as finance costs in the statements of profit or loss.

2.3	Consolidation

2.3.1	Business combinations

Business combinations are recognized using the acquisition method when control is transferred to the Company. The consideration transferred generally is measured at fair value, as is the identifiable net assets acquired. Any goodwill arising from the transaction is tested annually for impairment loss. Gains on bargain purchase are immediately recognized in the profit or loss. Transaction costs are recognized into the result as incurred, except any costs associated with issuances of debt or equity instruments. Any contingent consideration payable is measured at its fair value on the acquisition date. If the contingent consideration is classified as an equity instrument, it is not remeasured, and the settlement is recognized in equity. Other contingent considerations are remeasured at fair value on each reporting date and subsequent changes to fair value are recognized in the income statement for the fiscal year.

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

2.3.3	Equity method Investees

The Company’s investments in entities with accounting treatment using the equity method consist of their interests in associates. Associates are those in which the Company, directly or indirectly, has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases to exist.

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

2.4	New or revised pronouncements

F- 19

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

New accounting standards currently in force:

- Rental concessions related to COVID-19 (amendments to IFRS 16).

- Definition of a Business (amendments to IFRS 3).

- Definition of Material (amendments to IAS 1 and IAS 8).

- Interest Rate Benchmark Reform (amendments to IFRS 9, IAS 39, and IFRS 7).

The Company had no significant impact on its financial statements due to such amendments.

Additionally, a series of new standards are effective for annual periods beginning after January 1, 2020. The Company did not early adopt these standards in the preparation of these financial statements. The following new or amended standards are not expected to have a significant impact on the Company’s financial statements:

- Onerous Contracts: costs of fulfilling a contract (amendments to IAS 37).

- Property, Plant and Equipment: revenue before intended use (amendments to IAS 16).

- Reference to the Conceptual Framework (amendments to IFRS 3).

- Classification of Liabilities as Current or Non-Current (amendments to IAS 1).

- Annual improvements to IFRS Standards 2010-2020.

- Interest Rate Benchmark Reform – Phase 2 (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16).

The amendments address issues that might affect financial reporting as a result of the reform of an interbank offered rate (IBORs), including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief for certain requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16 relating to:

(i) changes in the basis for determining contractual cash flows of financial assets, financial liabilities, and lease liabilities; and (ii) hedge accounting.

(i) change in the basis for determining contractual cash flows

The amendments will require an entity to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability. At December 31, 2020, the Company had loans whose interest rates are based on LIBOR, as disclosed in Note 16, and will be subject to IBOR reform. The Company expects that the benchmark interest rate of these loans will be changed to Security Overnight Financing Rate (“SOFR”) until 2023.

(ii) Hedge accounting

The amendments provide exceptions to the hedge accounting requirements in the following areas:

- Allow amendment of the designation of a hedging relationship to reflect the changes required by the reform.

- When a hedged item in a cash flow hedge is amended to reflect the changes required by the reform, the amount accumulated in the cash flow hedge reserve is deemed to be based on the alternative benchmark interest rate applied to the hedged item.

At December 31, 2020, the Company has cash flow hedges based on LIBOR. The Company expects that indexation of the hedged items and hedging instruments to sterling LIBOR will be replaced by Sterling Overnight Interbank Average Rate (“SONIA”) in 2021 (refer to note 4.1). Whenever the replacement occurs, the Company expects to apply the amendments relating to hedge accounting. However, there are uncertainties as to how and when a replacement may occur. The Company does not expect the amounts accumulated in the cash flow hedge reserve will be reclassified immediately to the profit or loss due to the transition to IBOR.

(iii) Disclosures

The amendments will require the Company to disclose additional information on the entity’s exposure to risks arising from the interest rate benchmark reform and the related risk management activities.

(iv) Transition

The Company plans to apply the amendments from January 1, 2021. The adoption will not affect the amounts reported for 2020 or prior periods.

2.5	Main measures and impacts due to COVID-19

F- 20

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Braskem has been closely monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. Braskem has formed a crisis committee to establish global procedures focusing mainly on the health and safety of people and the continuity of its operations. Updates on the measures taken by the Company follow:

(i)	Determining that all team members and contractors from the Company vulnerable to COVID-19 work remotely until the last phase of return;
(ii)	Determining that all team members and contractors not directly related to the safe continuity of operations work remotely until the criteria for the start of flexible measures for a safe return are met;
(iii)	Reducing the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;
(iv)	Restricting visits by non-routine third parties and suppliers to Braskem’s facilities;
(v)	Creating agendas jointly with clients and local communities to verify if there are products in its portfolio to help combat the pandemic;
(vi)	Creating, implementing, and monitoring the indicators of the Plan for Safe Return to Braskem plants and offices.

The capacity utilization rates of Brazilian and North American plants reduced in the second quarter of 2020 due to the weaker demand for our products and the destocking trend in the petrochemical and plastics production chain. The demand for resins increased in the third quarter of 2020; therefore, both regions' capacity utilization rates returned to normal levels and kept similar levels up to the end of the year.

In Europe and Mexico, the capacity utilization rates returned to their normal levels in the second quarter, following the gradual recovery in demand, resulting in capacity utilization rates of 83% and 80%, respectively. As disclosed in note 1, operational activities in Mexico were termporarilly interrupted in December. With regard to the fourth quarter, despite the recovery in demand begun in the previous quarter, the capacity utilization rate in Europe was 64% due to the scheduled shutdown.

During 2020, the Company adopted cash-preservation measures to ensure the financial stability and resilience of its business, which include:

•	Drawing down a revolving credit facility in the amount of US$1 billion (R$5.2 billion) in April 2020, which comes due in 2023. At the end of July 2020, the Company prepaid the facility in full, in an amount corresponding to R$5.5 billion;
•	Issuing bonds in the international market by the subsidiary Braskem Holanda, in July 2020, in the amount of US$600 million (R$3.2 billion);
•	Reducing fixed costs by approximately 9% compared to the same period of 2019;
•	Reducing the investments planned for 2020 from US$721 million (R$3.9 billion) to US$555 million (R$2.8 billion);
•	Postponing the payment of social contribution charges in Brazil; and
•	Optimizing working capital.

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields;

F- 21

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

donations of LPG (cooking gas) to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

The Company’s Management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in the financial statements given the significant changes in the risks to which the company is exposed (see more information in note 20.6). The review considered events after the reporting period that occurred up to the reporting date of these financial statements, and no significant effects were identified that should be reflected in the financial statements for the fiscal year ended December 31, 2020.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. With the recovery in demand for resins, the Company has no expectations of additional provisions for impairment testing of its assets in the near future arising from a scenario of demand constraints.

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

Estimates and assumptions are continuously revised. Changes in estimates are recognized prospectively. Actual results may differ from such estimates.

3.1	Judgments

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements include the following:

(a)	Note 14.b - Lease term: whether the Company is reasonably certain to exercise extension options.

(b)	Useful life of assets

The Company recognizes the depreciation and amortization of its property, plant and equipment (“tangible assets”) and intangible assets with estimated useful life approved by the Company’s technicians with experience managing Braskem’s plants. The useful lives of assets are reviewed at each reporting date by the Company’s technicians.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The useful lives applied to the assets determined the following average (%) depreciation and amortization rates, using the straight-line method:

F- 22

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
	2020	2019
Buildings and improvements	2.82	6.23
Machinery, equipment and installations	6.31	7.04
Furniture and fixtures	10.03	10.02
IT equipment	20.23	20.60
Lab equipment	9.57	9.52
Security equipment	9.54	9.39
Vehicles	18.89	18.88
Other	13.55	15.72

Information on property, plant and equipment is presented in Note 12.

3.2	Uncertainties on assumptions and estimates

The information on uncertainties related to the assumptions and estimates at December 31, 2020 with significant risk of resulting in a significant adjustment to the accounting balances of assets and liabilities in the following fiscal year are as follows:

3.2.1	Deferred income tax (“IR”) and social contribution (“CSL”)

The recognition and the amount of deferred tax assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the business plan, which is annually prepared by the Executive Board. This plan uses as main variables projections for the price of the products manufactured by the Company, price of inputs, growth of the gross domestic product of each country where the Company operates, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. In evaluating the plan, the Company uses its historical performance, strategic planning and market projections produced by specialized third party consulting firms, which are reviewed and supplemented based on Management´s experience.

Information on deferred income tax and social contribution is presented in Note 22(c).

3.2.2	Impairment test and analysis

(a)	Tangible and intangible assets with definite useful lives

Annually, or whenever it is necessary, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverability amount is estimated. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive, or technological nature.

Some significant and notable aspects considered by the Company in this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a strategic vision of the business. If the aforementioned variables indicate any material risk to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.2.2(b).

F- 23

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs (“Cash Generating Units”).

The impairment value of an asset or CGU is the greatest of the value in use and its fair value less sales costs. The value in use is based on estimated future cash flows, discounted to present value using a discount rate before tax that reflects the current market assessments of the time value of money and the specific risks related to the asset or CGU.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as: product lines, individual locations and the way Management monitors and makes decisions about the going concern analysis.

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

Goodwill and results of impairment tests are presented in Note 13(a) and (b).

(c)	Impairment loss

Impairment loss is recognized in profit or loss if the book value of the asset or CGU exceeds its impairment value. Recognized losses related to assets or CGUs are initially allocated for the reduction of any goodwill allocated, and then for reduction of the book value of other assets of the CGU (or group of CGUs) on a pro rata basis.

Impairment losses related to goodwill are not reversed. In the case of other assets, impairment losses are reversed only to the extent that the new book value of the asset does not exceed the book value that would have been calculated, net of depreciation or amortization, if the impairment loss had not been recognized.

3.2.3	Provisions and contingencies

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

The Management of Braskem, based on its assessment and of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

(i)	Probable loss – present obligation for which there is a higher probability of loss than of a favorable outcome;

F- 24

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
(ii)	Possible loss – present obligation for which the possibility of loss is greater than remote and less than probable. For these claims, the Company does not recognize a provision and discloses the most significant matters in Note 24.2.

The provision for labor, corporate claims, civil and tax lawsuits correspond to the value of the claims plus interests by the estimated value of probable losses. On the acquisition date in business combination operations, a contingent liability is recorded when it represents a present obligation.

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

The Company’s contingencies are presented in Note 24.

3.2.4	Provision of expenses – Geological event in Alagoas

The provision recorded stems from the actions and measures relating to the geological phenomenon in Alagoas, which consider, among its main factors, the dealings of safety of people and the affected districts, the recovery of areas potentially affected by the geological event and discussions with the competent authorities as Terms of Agreements, disclosed in Note 26.

The amount of the provision could be affected materially by uncertainties relating to the geological phenomenon in Maceió, which include: actions to close and monitor wells, future studies by experts, changes related to the dynamics of the geological event, studies and the implementation of socio-environmental and urbanistic measures, implementation of the relocation program for risk areas and individual lawsuits, demands from public service concessionaires, any adherence by the municipality of Maceió and other entities to the Agreement for Socio-Environmental Reparation, as detailed in Note 26.

3.2.5	Provision for recovery of environmental damages

The provision for environmental liabilities is estimated based on current legal and constructive requirements, technology, price levels and expected remediation plans. Realized costs and cash outflows may differ from current estimates due to the changes in laws and regulations, public expectations, prices, new findings by the ongoing studies and analysis of local conditions and changes in remediation technologies.

The time and value of future expenses related to environmental liabilities are reviewed annually, as well as the interest rate used for discounting to present value.

The environmental liabilities are presented in Note 23 (a).

3.2.6	Financial instruments

(a)	Fair value of derivative and non-derivative financial instruments

The Company recognizes derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services such as Bloomberg and Reuters. Nevertheless, the volatility of the foreign exchange and interest rate markets in Brazil has been resulting in significant changes in future rates and interest rates over short periods of time, leading to significant changes in the fair value of swaps and other financial instruments.

F- 25

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

The fair values of non-derivative quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

Information on derivative and non-derivative financial instruments is presented in Note 20.

(b)	Hedge accounting

The Company designated non-derivate financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i) the high probability of performing exports according to its business plan, which are inherent to the market and business where it operates, and (ii) the ability of the Company to refinance its liabilities in U.S. dollar, since the priority financing in U.S. dollar is part of the Company’s guidelines and strategy and the maintenance of a minimum level of net liabilities in U.S. dollar is envisaged in the Financial Policy of the Company.

The subsidiary Braskem Idesa designated all of the financing it obtained from financial institutions for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. Braskem Idesa’s sales projection is reviewed periodically based on historical performance, strategic planning and market projections prepared by specialized external consulting firms, which are reviewed and complemented based on Management’s experience.

All hedge transactions conducted by the Company are in compliance with the accounting procedures and practices adopted by Braskem, and effectiveness tests are conducted for each transaction every quarter, which prove the effectiveness of its hedge strategy.

The Company determined that hedged items for the Braskem S.A. will be characterized by the first exports in in each quarter until the amount designated for each period is reached, while for the subsidiary Braskem Idesa, these items will be characterized by the first sales in U.S. dollar in the domestic market, disclosed in Notes 20.4(a.i) and 20.4(a.ii), respectively. The liabilities designated for hedge will be aligned with the hedging maturity schedule and the Company’s financial strategy.

According to the Financial Policy, the Company may contract derivatives (swaps, non-deliverable forwards (“NDFs”), options, etc.) to manage its exposure to foreign exchange and interest rates. These derivatives may be designated for hedge accounting based on the judgment of Management and when such designation is expected to better demonstrate the compensatory effects on the fluctuations in the items protected by the hedge. The Company currently has derivatives designated for cash flow hedge accounting, as reported in Note 20.3.

4	Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy, which is reviewed by the Board of Directors quarterly. The purpose of risk management is to protect the Company’s cash flows and reduce the threats to the financing of its operating working capital and investment programs.

F- 26

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

4.1	Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, presented in Note 20.6(c.2).

Management of the interest rate benchmark reform and associated risks

Overview

The planning for an organized replacement of interbank offered rates (“IBORs”) for alternative, nearly risk-free interest rates (RFRs, or “Risk-Free Rates”) is being taken under several market initiatives. However, several details regarding the time and transition methods are still being discussed. The Company uses IBORs as reference rates on several of its financial instruments, and as part of these market-wide initiatives, RFRs will eventually replace such reference rates. While the transition will force modifications on contracts that use IBORs as reference rates, the Company expects no significant impact on its risk management and hedge accounting procedures after its completion. However, it will continue to monitor the transition and implement whatever changes or new controls are deemed to be appropriate as potential issues arise.

Derivatives

The Company holds interest rate swaps for risk management purposes, which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to LIBOR. The Company’s derivative instruments are governed by contracts based on the master agreements of the International Swaps and Derivatives Association (“ISDA”).

As part of the IBOR reform, the ISDA published a protocol that changed all master agreements in force to include RFRs as replacement rates (fallback) for use upon discontinuation of the various IBORs. The protocol comes into force on January 25, 2021, and Braskem S.A., already has carried out its adoption; other entities of the Company are still in the adoption process.

Hedge accounting

As of December 31, 2020, Braskem has cash flow hedges indexed to LIBOR. The Company expects that indexation of the hedged items and hedging instruments to LIBOR will be replaced with SONIA (“Sterling Overnight Interbank Average Rate”) in 2021. Whenever the replacement occurs, Braskem expects to apply the amendments related to hedge accounting, however, there is uncertainty about when and how replacement may occur. Hedging relationships may experience hedge ineffectiveness if there is a timing or other mismatch between the transition of the hedged item and that of the hedging instrument to SONIA. Braskem does not expect that the amount accumulated in the other comprehensive income will be immediately reclassified to profit or loss because of IBOR transition. Meanwhile, the Company will ensure that all relevant hedge accounting documentation is evaluated and updated appropriately.

The Company will apply the changes described in IFRS 9, issued in September 2019, to the relationships directed affected by the IBOR reform. Theoretically, hedge accounting designations could present ineffectiveness if the amendment in the interest rate benchmark occurs on a date other than the redesignation of these transactions to hedge accounting. However, we expect both changes (of interest rate benchmark and redesignations) to co-occur.

Liabilities

To date, there are no broad initiatives to replace the benchmarks of IBORs in financial agreements; any modifications will be negotiated bilaterally among the parties.

(a)	Exposure to commodity risks

F- 27

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Most of Braskem’s feedstocks (naphtha, ethane, propane and propylene) and main products (PE, PP and PVC) are commodities quoted on international markets. A series of factors determine the dynamics of these quotes, nevertheless our sales prices are also impacted in a similar proportion when compared with our feedstock supply chain.

(b)	Exposure to foreign exchange risk

Considering the dynamics of the international petrochemical market, where prices are mostly pegged to international dollar-denominated references, Braskem’s sales in Brazil are strongly correlated to the U.S. currency.

Therefore, with the goal of partially mitigating the long-term exchange risk, as of September 2016, the Company started to contract financial derivatives to compose a Long-Term Foreign Exchange Hedge Program. The Program mainly aims to mitigate dollar call and put option contracts, hedging expected flows over a 24-month horizon, as detailed in Note 20.3.

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

On December 31, 2020, Braskem prepared a sensitivity analysis for its exposure to the fluctuation in the U.S. dollar, as disclosed in Note 20.6.

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

In 2020, Braskem held swap contracts (Note 20.3.1) in which it receives Libor and pays a fixed rate.

On December 31, 2020, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and Extended National Consumer Price Index (“IPCA”), as disclosed in Notes 20.6(c.1) and (c.2).

4.2	Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in bank checking accounts, financial investments, and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2020, 45.9% of the amounts recorded as “Cash and cash equivalents” (Note 5) and “Financial Investments” (Note 6) were allocated to financial institutions that had offset agreements with the Company. The obligations under these agreements are accounted for under “Borrowings” (Note 16). The effective netting of these amounts is possible only in the event of default by one of the parties.

F- 28

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary, including credit insurance.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2020, the balance of trade accounts receivable was net of allowance for doubtful accounts (Note 7).

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

In May 2018, the Company, in keeping with its commitment to maintain its financial liquidity, contracted an international revolving credit facility in the amount of US$1 billion, which expires in 2023. This line may be used without restrictions to improve the Company’s credit quality or in the event of deterioration in the macroeconomic scenario. As of December 31, 2020, this new credit line had not been used.

On December 31, 2020, due to the breach of certain covenants provided for in its financing agreement (Note 16), the subsidiary Braskem Idesa recorded under current liabilities its financial obligations with original long-term maturities. Note that Braskem Idesa has been settling all its obligations in accordance with the original maturity schedule and no creditor required or indicated the intention of requiring immediate reimbursement of these obligations or early debt payment.

Considering that the group of creditors of Braskem Idesa will continue not requiring prepayment of the debt, Braskem's financial liabilities by maturity, including the amounts due under the Leniency Agreement (Note 25), are shown in the table below. These amounts are calculated based on cash flows not discounted and may not be reconciled with the amounts disclosed in the statement of financial position.

	Maturity
	Until	Between one and	Between two and	More than
	one year	two years	five years	five years	Total

Trade payables	9,978,595	7,233	-	-	9,985,828
Borrowings	1,439,079	4,365,497	7,953,182	71,000,361	84,758,119
Debentures	56,988	125,320	97,057	-	279,365
Braskem Idesa borrowings	1,194,805	2,340,108	2,911,775	10,212,681	16,659,369
Derivatives	1,314,675	223,813	354,483	-	1,892,971
Loan to non-controlling shareholder of Braskem Idesa	-	-	-	4,747,673	4,747,673
Leniency agreement (Note 25)	399,039	313,562	852,766	-	1,565,367
Lease	870,587	641,313	898,124	1,070,768	3,480,792
At December 31, 2020	15,253,768	8,016,846	13,067,387	87,031,483	123,369,484

If Braskem Idesa’s group of creditors require the early payment of this debt, the Company’s financial liabilities by maturity date, including the amounts due under the Leniency Agreement (Note 25), are shown in the table below. These amounts are gross and undiscounted and include contractual interest payments, therefore may not be reconciled with the statement of financial position.

F- 29

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	Maturity
	Until	Between one and	Between two and	More than
	one year	two years	five years	five years	Total

Trade payables	9,978,595	7,233	-	-	9,985,828
Borrowings	1,439,079	4,365,497	7,953,182	71,000,361	84,758,119
Debentures	56,988	125,320	97,057	-	279,365
Braskem Idesa borrowings	8,064,401	-	-	7,785,795	15,850,196
Derivatives	1,314,675	223,813	354,483	-	1,892,971
Loan to non-controlling shareholder of Braskem Idesa	-	-	-	4,747,673	4,747,673
Leniency agreement (Note 25)	399,039	313,562	852,766	-	1,565,367
Lease	870,587	641,313	898,124	1,070,768	3,480,792
At December 31, 2020	22,123,364	5,676,738	10,155,612	84,604,597	122,560,311

4.4	Capital management

The Company’s policy is to maintain solid capital management to ensure the continuity and development of its business and to maintain the trust of investors, creditors and the general market. The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and financial investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

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

As is the case of liquidity, capital is managed at the consolidated level, except for the liquidity and capital of Braskem Idesa, whose specific management is concentrated at the subsidiary level.

5	Cash and cash equivalents

See accounting policies in Notes 20(a) and 20.5(b).

		2020	2019

Cash
Domestic market		111,278	13,495
Foreign market	(i)	1,835,685	2,289,736
Cash equivalents:
Domestic market		8,271,312	1,963,185
Foreign market	(i)	3,644,577	2,537,464
Total		13,862,852	6,803,880

(i)	On December 31, 2020, it includes cash of R$284,856 and R$619,577 of cash equivalents (R$598,591 of cash and R$418,644 of cash equivalents on December 31, 2019) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

This item includes cash, bank deposits and highly liquid financial investments available for redemption within three months from the date of purchase. These assets are convertible into a known cash amount and are subject to insignificant risk of change in value.

F- 30

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the funds FIM Jupiter and FIM Netuno. Cash equivalents abroad comprise fixed-income instruments (time deposit).

6	Financial investments

See accounting policies in Notes 3.2.6(a) and 20(a).

		2020	2019
Amortized cost
Time deposit investments		53,941	38,759
Fair value through profit or loss
LFT´s and LF´s	(i)	2,163,042	1,588,426
Restricted funds investments	(ii)	1,338,289	9,708
Other		87,519	60,319
Total		3,642,791	1,697,212

Current assets		3,627,227	1,687,504
Non-current assets		15,564	9,708
Total		3,642,791	1,697,212

(i)	These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market and Management expects their realization in the short term.

(ii)	Includes the following amounts: R$1,322,725 in restricted funds used in the program for relocation of residents in Alagoas (Note 26.1(i)); and R$15,564 of bank deposits with yields of approximately 100% of the Interbank Deposit Rate (“CDI”), and their use is related to the fulfillment of the contractual obligations of the debentures.

7	Trade accounts receivable

Refer to Notes 20.5(a) for credit quality of trade accounts receivable.

The Company’s average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized. At December 31, 2020, the total amount of the trade accounts receivables negotiated was R$1.8 billion (R$2 billion on December 31, 2019), with interest expense of R$12 million recorded under Financial Expenses.

	Note	2020	2019
Customers
Domestic market
Third parties		2,304,212	1,049,412
Related parties	9	20,863	8,814
		2,325,075	1,058,226
Foreign market
Third parties		2,603,140	1,477,748
		2,603,140	1,477,748
Allowance for doubtful accounts	(i)	(173,007)	(229,323)
Total		4,755,208	2,306,651

Current assets		4,731,979	2,285,750
Non-current assets		23,229	20,901
Total		4,755,208	2,306,651

(i)	Company’s expected credit losses are determined based on the following stages:

F- 31

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Stage 1 – in this stage, expected credit losses are calculated based on the actual experience of credit loss (write-off) over the last five years, segregating customers in accordance with their Operating Risk.

Stage 2 – when there is deterioration in the credit risk, the Company considers receivables that were renegotiated and that could be collected in court, regardless of their maturity.

Stage 3 – includes financial assets that have objective evidence of impairment; the trigger for evidence of impairment is the delay, without previous negotiation, of more than 180 days.

The following table shows the Company’s expected credit loss for each stage:

		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts

Stage 1 (Performing)	Operation risk 1	Minimum risk	2,976,880
	Operation risk 2	Minimum risk	1,121,976
	Operation risk 3	0.80%	577,145	4,617
	Operation risk 4	1.65%	55,033	908
			4,731,034	5,525

Stage 2 (Significant Increase in Loss Risk)	Operation risk 1 and 2	Minimum risk	20,619
	Operation risk 3 and 4	20%	2,812	562
	1st Renegotiation lower than or equal to 24 months	25%	1,273	318
	Between 90 and 180 days	30%	8,393	2,518
			33,097	3,398

Stage 3 (No payment performance - Indicative of impairment)
	Operation risk 5	100%	12,675	12,675
	Above 180 days	100%	10,797	10,797
	Legal	100%	140,612	140,612
			164,084	164,084

Total			4,928,215	173,007

The changes in the allowance for doubtful accounts are presented below:

	2020	2019

Balance of provision at the beginning of the year	(229,323)	(233,625)
Provision in the year	(65,571)	(59,885)
Reversal in the year	28,563	45,501
Write-offs	93,324	18,686
Balance of provision at the end of the year	(173,007)	(229,323)

The breakdown of trade accounts receivable by maturity is as follows:

F- 32

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	2020	2019

Accounts receivables not past due	4,368,714	2,001,326
Past due securities:
Up to 90 days	396,953	318,852
91 to 180 days	6,272	15,368
As of 180 days	156,276	200,428
	4,928,215	2,535,974
Allowance for doubtful accounts	(173,007)	(229,323)
Total customers portfolio	4,755,208	2,306,651

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. However, financial assets that are written off could still be subject to enforcement activities to comply with the Company’s procedures for recovery of amounts due.

8	Inventories

	2020	2019

Finished goods	4,258,561	4,634,192
Raw materials, production inputs and packaging	2,008,510	1,665,797
Maintenance materials	749,536	608,693
Advances to suppliers	86,745	68,382
Imports in transit	1,298,334	664,345
Total	8,401,686	7,641,409

Current assets	8,383,650	7,625,084
Non-current assets	18,036	16,325
Total	8,401,686	7,641,409

Inventory cost is based on the average cost of purchases principle. The value of finished products includes raw materials, ancillary and maintenance materials used, depreciation of industrial facilities, expenses with Company’s and third-party personnel involved in industrial production and maintenance, and logistics expenses with the transfer of these products from the plants to the sale terminals. The production overheads are allocated to products based on normal operating capacity.

Inventories are measured at the lower of cost and net realizable value and, when necessary, an impairment is recognized. For this estimate, the Company considers the sale price, reduced by all costs of sale, projected for the period during which it expects to sell the product.

The effect of the provision for inventories at the year is shown below:

F- 33

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Balance at December 31, 2018	20,159
Additions	72,672
Utilization/reversals	(10,636)
Balance at December 31, 2019	82,195
Additions	120,483
Utilization/reversals	(80,106)
Balance at December 31, 2020	122,572

F- 34

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
9	Related parties

	Balances at December 31, 2020				Balances at December 31, 2019
	Novonor and				Novonor and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and
Balance sheet	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total
Assets
Current
Trade accounts receivable		6,354	14,509	20,863		4,257	4,557	8,814
Inventories		35,998		35,998		17,242		17,242
Dividends and interest on capital			165	165			3,074	3,074
Total assets		42,352	14,674	57,026		21,499	7,631	29,130

Liabilities
Current
Trade payables	33,100	601,203	9,641	643,944	12,402	133,759	9,819	155,980
Payable notes					58			58
Other payables		478	119	597		1,420	136	1,556

Non-current
Loan to non-controlling shareholders of Braskem Idesa			3,222,493	3,222,493			2,395,887	2,395,887
Total liabilities	33,100	601,681	3,232,253	3,867,034	12,460	135,179	2,405,842	2,553,481

	Year ended December 31, 2020				Year ended December 31, 2019				Year ended December 31, 2018
	Novonor and				Novonor and				Novonor and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and			subsidiaries	Petrobras and
	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total

Transactions
Sales of products		182,521	326,825	509,346		665,417	588,785	1,254,202		1,225,443	736,192	1,961,635
Purchases of raw materials, finished goods
services and utilities	(133,127)	(14,566,840)	(20,350)	(14,720,317)	(293,501)	(12,584,453)	(10,738)	(12,888,692)	(460,480)	(15,540,144)	(3,800)	(16,004,424)
Financial income (expenses), net	(452)	(3,810)	(818)	(5,080)	(96)	(5)	(10,967)	(11,068)		(49)	(106,516)	(106,565)
Other income (expenses)					(34,873)			(34,873)	4,214			4,214
General and administrative expenses
Post-employment benefits plan ("EPE")
Private pension ("Vexty")			(46,738)	(46,738)			(50,889)	(50,889)			(48,514)	(48,514)

F- 35

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
(a)	New and/or renewed agreements with related companies

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

The related parties that have significant relationship with the Company are as follows:

Novonor and its direct and indirect subsidiaries:

•	Tenenge Montagem e Manutenção Ltda. (“Tenenge”).

Petrobras and its indirect joint venture:

•	Petróleo Brasileiro S.A. (“Petrobras”)
•	Companhia de Gás da Bahia (“Bahiagás”)
•	Gás de Alagoas S.A. (“Algás”)
•	Petrobras Transporte S.A. (“Transpetro”).

Joint ventures of Braskem:

•	Refinaria de Petróleo Riograndense S.A (“RPR”).

Associate of Braskem:

•	Borealis Brasil S.A (“Borealis”).

Non-controlling shareholders of Braskem Idesa:

•	Etileno XXI, S.A. de CV.
•	Grupo Idesa, S.A. de CV.

In the fiscal year ended December 31, 2020, the main transactions with related parties are as follows:

(i)	Sales of gasoline and gasoil to Refinaria de Petróleo Riograndanse S.A. (“RPR”) are negotiated monthly. Sales in the fiscal year amounted to R$93,632 (R$257,295 in 2019).

(ii)	In January 2020, Braskem entered into an agreement with Tenenge, a subsidiary of Novonor S.A., to provide industrial maintenance services for shutdowns of large-scale equipment and occasional services on other types of equipment. This agreement has an estimated maximum value of R$669,000 and a term of seven years. The procurement of services rendered in the period amounted to R$45,408.

(iii)	In February 2020, the Company signed the 5th amendment to the Polypropylene and Polyethylene thermoplastic resins sales agreement with Borealis. The agreement has an estimated maximum amount of R$1,260,000 and is valid through December 17, 2025. In the fiscal year, transactions amounted to R$213,830.

F- 36

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
(iv)	In March 2020, the Company entered into a petroleum sales agreement with Petrobras, which is valid for 30 days after its execution. The agreement has an estimated maximum amount of R$76,161 and was fully received.

(v)	In April 2020, the Company entered into an agreement for the purchase of up to 220 kton of naphtha with Petrobras, with additional volumes to those contracted for April 2020, to supply Braskem units in the states of Bahia, Rio Grande de Sul and São Paulo with Petrobras. In the fiscal year, transactions amounted to R$89,100.

(vi)	In June 2020, the Company entered into two naphtha supply agreements with Petrobras from 200 to 450 kton/y, respectively, from the Landulpho Alves Refinery (“RLAM”), with delivery to our industrial unit in Bahia, and from the Alberto Pasqualini Refinery (“REFAP”), to our unit in Rio Grande do Sul. The agreements are in force from December 23, 2020 to December 31, 2025. The maximum estimated amounts of the agreements are R$5 billion and R$2.5 billion, respectively. In the fiscal year, transactions amounted to R$18,200.

(vii)	In June 2020, the Company entered into a sales option agreement for up to 2,850 kton/y of petrochemical naphtha to Petrobras with mandatory purchase by Braskem. The agreements are in force from January 1, 2021 to December 31, 2025. The maximum estimated amount is R$30 billion.

(viii)	In June 2020, the Company entered into two contract amendments with Transpetro for vessel loading and unloading services, product storage and leasing of the OSCAN 16 pipeline and tanks located at the Almirante Dutra Terminal (“TEDUT”), that are in force from November 1, 2020 to June 30, 2024. The maximum estimated amounts of the agreements are R$620,500 and R$107,361, respectively. In the fiscal year, transactions amounted to R$53,688 (R$79,123 on December 31, 2019).

(ix)	In June 2020, the Company entered to a contractual amendment with Petrobras for the transfer of 80,000 m³ of space for storing products owned by Braskem in tanks at the Alberto Pasqualini Refinery (REFAP), that are in force from November 1, 2020 to December 31, 2025. The maximum estimated amount is R$240,000. In the fiscal year, transactions amounted to R$31,730 (R$24,981 on December 31, 2019).

(x)	In September 2020, the Company executed an amendment to extend the agreement with Petrocoque, for acquisition estimated at 350.4 kton/year of steam by Polyethylene units. This amendment, summed to total amount of the original agreement, executed in September 2009, amounts to R$325.6 million and is valid until March 2021. In the fiscal year, these acquisitions totaled R$34,141 (R$42,835 on December 31, 2019).

(xi)	In December 2020, the Company entered into an agreement with Petrobras to purchase ethane and propane to produce up to 580,000 tons of ethylene equivalent and sell up to 58.4 million Nm³ of hydrogen. This agreement is effective from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$9.2 billion.

(xii)	In December 2020, the Company entered into a sale agreement with Petrobras for up to 2 million tons of petrochemical naphtha per year, for us in Braskem’s industrial unit in São Paulo. This agreement is effective from December 23, 2020 to December 31, 2025. The estimated amount is R$25 billion. In the fiscal year, the transactions amounted to R$2,800.

(xiii)	In December 2020, the Company entered into the second amendment to the agreement governing the supply of natural gas by Algás to Braskem, via local gas pipeline. The duration of the agreement was extended via the first amendment executed in September 2019, effective until December 2021, with

F- 37

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

estimated amount of R$268,338. In the fiscal year, the transactions amounted to R$183,476 (R$236, 913 at December 31, 2019).

(xiv)	In December 2020, the Company entered into an amendment to the agreement governing the supply of natural gas by Bahiagás to Braskem, via local gas pipeline. In October 2014, Braskem and Bahiagás executed a natural gas supply agreement, effective until December 2017. This agreement is being extended via annual amendments, with the current amendment effective until December 2021, and estimated amount of R$482,400. In the fiscal year, the transactions amounted to R$592,013 (R$901,574 at December 31, 2019).

(xv)	In December 2020, the Company entered into an agreement with Transpetro involving the provision of logistics services for the water terminals (management and operation) of the port terminals TERG (Rio Grande) and TESC (Santa Clara). This agreement is effective from January 4, 2021 to December 31, 2024. The estimated maximum amount is R$28,878.

(xvi)	Loan payable to the non-controlling shareholders of Braskem Idesa, with maturity in December 2029 and interest of 7% per annum. These funds were used by Braskem Idesa to finance its construction project.

(b)	Key management personnel compensation

The expenses related to the remuneration of key management personnel, including the Board of Directors, the Fiscal Council, and the Statutory Executive Board, recorded in the profit or loss for the year, are shown as follows:

Statement of profit or loss transactions	2020	2019	2018
Remuneration
Short-term benefits	74,943	70,366	60,922
Post-employment benefit	961	1,104	989
Long term incentive plan	7,456	14,724	4,404
Total	83,360	86,194	66,315

Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan (see Note 27).

10	Taxes recoverable

F- 38

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

		2020	2019

Parent Company and subsidiaries in Brazil
IPI		1,435	477
Value-added tax on sales and services (ICMS) - normal operations	(a)	293,193	255,945
ICMS - credits from PP&E		163,847	166,824
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		199	45,604
PIS and COFINS - credits from PP&E		353,928	316,973
REINTEGRA program	(b)	16,799	19,848
Federal tax credits	(c)	1,109,122	2,459,293
Other		40,234	5,434

Foreign subsidiaries
Value-added tax ("IVA")		277,175	217,630
Other		9,470	7,701
Total		2,265,402	3,495,729

Current assets		1,192,665	1,238,011
Non-current assets		1,072,737	2,257,718
Total		2,265,402	3,495,729

(a)	ICMS – normal operations

Accumulated ICMS credits over the past few years arise mainly from interstate acquisitions of electric power subject to tax substitution method and domestic sales subject to deferred taxation.

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

At the year ended December 31, 2020, the Company recognized credits in the amount of R$7,494 (R$9,157 in 2019) and offset the amount of R$9,959 (R$9,532 in 2019). In the Statement of profit or loss, credits were recognized in the item “Cost of Products Sold.”

(c)	Federal tax credits

The main tax credit refers to the exclusion of ICMS from the PIS/COFINS calculation basis. During 2020, the final and unappealable decisions of proceeding filed by Braskem and other proceedings, originally filed by merged companies, were certified. The oldest period retroactive to 1991.

The effects of these decisions were assessed by the Company and, during 2020, a total of R$438,044 (R$2,048,782 in 2019) was recognized related to PIS and COFINS taxes overpaid, with R$310,557 recorded under “Other operating income (expenses)” (R$1,904,206 in 2019) and R$127,488 under “Financial income” (R$207,582 in 2019).

F- 39

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

The balance on December 31, 2020 is R$1,002,605, recorded under current assets. The balance on December 31, 2019 was R$2,350,817 (current assets of R$783,199 and non-current assets of R$1,567,618).

The Company has other lawsuits related to other acquired companies discussing the same tax matter, for which there was no final judgment (Note 24.4(ii)).

11	Investments

See accounting policies in Notes 2.3.

(a)	Information on equity method investee

		Interest in total and			Net profit (loss)
		voting capital (%)			for the year	Equity
		Direct and indirect	2020	2019	2018	2020	2019

Jointly-controlled investment
RPR	(i)	33.20	(63,525)	29,687	6,358	32,217	93,025
Odebrecht Comercializadora de Energia S.A. ("OCE")	(ii)				(48)

Associate
Borealis	(iii)	20.00	6,019	17,622	(2,900)	161,363	164,086

(i)	RPR – its main activities are the refine, processing and sale and import of oil, its byproducts and correlated products.
(ii)	Entity closed in June 2018.
(iii)	Borealis – its main activities are the production and commercialization of petrochemical byproducts and correlated products.

(b)	Changes in equity method investees

	Domestic associate
	Borealis	RPR	Other	Total

Balance at 2018	32,776	33,094	84	65,954

Dividends and interest on equity	(3,002)	(4,295)		(7,297)
Equity in results of investees	3,042	9,857		12,899
Other comprehensive income		(7,769)		(7,769)
Other			56	56

Balance at 2019	32,816	30,887	140	63,843

Dividends and interest on equity	(1,748)	(164)		(1,912)
Equity in results of investees	1,204	(21,093)		(19,889)
Other comprehensive income		1,067		1,067
Other			44	44

Balance at 2020	32,272	10,697	184	43,153

(c)	Impact on the consolidation of Braskem Idesa

The Company is presenting the financial information of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company’s consolidated information.

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of PEMEX to the Office of the Attorney General of Mexico (“Allegations”), Braskem S.A., together with Braskem Idesa, in

F- 40

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

compliance with the standards established by Braskem's Global Compliance System Policy and Braskem Idesa's governance guidelines, approved the hiring of an U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the Allegations (“Investigation”).

The investigation is ongoing. At the moment, the Company cannot estimate the conclusion date of the investigation, nor the outcome or impacts, if any, on the financial statements, including disclosures. If the investigation identifies evidence to support any of the allegations, such findings could affect the Company's business, financial condition, internal controls over financial reporting, and operating results, as well as the liquidity.

F- 41

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Balance sheet	Consolidated Braskem
	without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated(i)			Eliminations		Consolidated
	2020	2019		2020	2019		2020	2019	2020	2019
Assets
Curent
Cash and cash equivalents	12,958,419	5,786,645		904,433	1,017,235				13,862,852	6,803,880
Financial investments	3,627,227	1,687,504							3,627,227	1,687,504
Trade accounts receivable	4,386,825	1,973,414		577,530	331,838		(232,376)	(19,502)	4,731,979	2,285,750
Inventories	7,876,485	7,028,641		507,165	596,443				8,383,650	7,625,084
Taxes recoverable	1,144,355	1,084,055		48,310	153,956				1,192,665	1,238,011
Income tax and social contribution	1,547,916	439,933							1,547,916	439,933
Derivatives	33,769	4,712							33,769	4,712
Judicial deposits		2,571,683								2,571,683
Other receivables	688,944	393,593		121,242	339,404				810,186	732,997

	32,263,940	20,970,180		2,158,680	2,438,876		(232,376)	(19,502)	34,190,244	23,389,554

Non-current
Financial investments	15,564	9,708							15,564	9,708
Taxes recoverable	847,399	2,257,652		225,338	66				1,072,737	2,257,718
Income tax and social contribution	72,267	239,847							72,267	239,847
Deferred tax	6,658,276	1,713,837		1,871,696	948,759				8,529,972	2,662,596
Related parties	9,122,666	6,729,486				(ii)	(9,122,666)	(6,729,486)
Derivatives	34,091	17,877							34,091	17,877
Judicial deposits	196,911	1,508,880							196,911	1,508,880
Other receivables	251,398	295,586		17,347	505				268,745	296,091
Investments	43,153	63,843							43,153	63,843
Property, plant and equipment	22,295,803	20,488,870		14,436,012	12,537,615	(iii)	(802,666)	(711,304)	35,929,149	32,315,181
Intangible	2,568,869	2,568,347		259,822	193,741				2,828,691	2,762,088
Right of use of assets	2,509,484	2,309,506		392,911	296,148				2,902,395	2,605,654

	44,615,881	38,203,439		17,203,126	13,976,834		(9,925,332)	(7,440,790)	51,893,675	44,739,483

Total assets	76,879,821	59,173,619		19,361,806	16,415,710		(10,157,708)	(7,460,292)	86,083,919	68,129,037

Liabilities and shareholders' equity
Current
Trade payables	9,753,762	8,903,168		424,929	233,323		(232,376)	(19,502)	9,946,315	9,116,989
Borrowings	1,318,931	774,924							1,318,931	774,924
Debentures	54,436	46,666							54,436	46,666
Braskem Idesa Borrowings				7,660,128	744,408				7,660,128	744,408
Payroll and related charges	776,134	598,147		38,432	25,576				814,566	623,723
Taxes payable	927,039	306,453		25,650	16,433				952,689	322,886
Income tax and social contribution	284,129	34,856							284,129	34,856
Lease	821,695	619,217		73,414	57,074				895,109	676,291
Provision - geological event in Alagoas	4,349,931	1,450,476							4,349,931	1,450,476
Other financial liabilities		516,933								516,933
Other payables	1,947,569	1,798,865		163,371	109,143				2,110,940	1,908,008

	20,233,626	15,049,705		8,385,924	1,185,957		(232,376)	(19,502)	28,387,174	16,216,160

Non-current
Loan agreements	40,413,192	28,242,052							40,413,192	28,242,052
Braskem Idesa Borrowings				4,399,110	9,237,318				4,399,110	9,237,318
Debentures	181,679	227,901							181,679	227,901
Accounts payable to related parties				9,140,064	6,714,236	(ii)	(9,140,064)	(6,714,236)
Loan to non-controlling shareholders of Braskem Idesa			(v)	3,222,493	2,395,887				3,222,493	2,395,887
Income tax and social contribution	576,174								576,174
Deferred income tax and social contribution	1,234,398	273,036							1,234,398	273,036
Provision for losses on subsidiaries	5,283,264	3,082,173				(iv)	(5,283,264)	(3,082,173)
Lease	1,962,235	1,767,314		350,542	233,291				2,312,777	2,000,605
Provision - geological event in Alagoas	4,825,846	1,932,591							4,825,846	1,932,591
Other payables	4,274,837	3,625,695		122,757	33,086				4,397,594	3,658,781

	58,751,625	39,150,762		17,234,966	18,613,818		(14,423,328)	(9,796,409)	61,563,263	47,968,171

Shareholders' equity
Attributable to theCompany's shareholders	(2,202,306)	4,886,089		(6,259,084)	(3,384,065)		6,259,084	3,383,274	(2,202,306)	4,885,298
Non-controlling interest in subsidiaries	96,876	87,063					(1,761,088)	(1,027,655)	(1,664,212)	(940,592)

	(2,105,430)	4,973,152		(6,259,084)	(3,384,065)		4,497,996	2,355,619	(3,866,518)	3,944,706

Total liabilities and shareholders' equity	76,879,821	59,173,619		19,361,806	16,415,710		(10,157,708)	(7,460,292)	86,083,919	68,129,037

(i)	Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.
(ii)	Loan from Braskem Holanda as part of shareholders’ contribution to the Braskem Idesa project.
(iii)	Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv)	Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v)	Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

F- 42

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
Statement of profit or loss
	Consolidated Braskem
	without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated			Eliminations			Consolidated
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018

Net revenue	55,779,528	49,961,286	54,851,243	4,046,581	3,050,420	3,766,371	(1,282,615)	(688,181)	(617,748)	58,543,494	52,323,525	57,999,866
Cost of products sold	(45,563,723)	(44,111,980)	(44,928,721)	(3,112,129)	(2,509,060)	(2,314,998)	1,344,438	741,922	667,062	(47,331,414)	(45,879,118)	(46,576,657)

	10,215,805	5,849,306	9,922,522	934,452	541,360	1,451,373	61,823	53,741	49,314	11,212,080	6,444,407	11,423,209

Income (expenses)
Selling and distribution	(1,609,844)	(1,582,794)	(1,495,507)	(242,211)	(200,661)	(193,672)				(1,852,055)	(1,783,455)	(1,689,179)
(Loss) reversals for impairment of trade accounts receivable	(55,074)	(4,772)	87,008	(178)	(2,297)					(55,252)	(7,069)	87,008
General and administrative	(1,739,541)	(2,082,002)	(1,669,277)	(179,350)	(141,269)	(123,576)	144	(909)	(332)	(1,918,747)	(2,224,180)	(1,793,185)
Research and development	(250,648)	(247,730)	(219,256)							(250,648)	(247,730)	(219,256)
Results from equity investments	(1,026,922)	(326,427)	76,821				1,007,524	336,645	(77,709)	(19,398)	10,218	(888)
Other income	748,923	2,102,684	656,725	1,826	305,750	370,497				750,749	2,408,434	1,027,222
Other expenses	(7,573,874)	(4,466,450)	(502,795)	(364,747)	19,508	(51,918)				(7,938,621)	(4,446,942)	(554,713)

	(1,291,175)	(758,185)	6,856,241	149,792	522,391	1,452,704	1,069,491	389,477	(28,727)	(71,892)	153,683	8,280,218

Financial results
Financial expenses	(3,851,233)	(3,009,471)	(2,227,544)	(1,505,628)	(1,205,412)	(1,090,019)	443,496	332,098	310,012	(4,913,365)	(3,882,785)	(3,007,551)
Financial income	1,032,530	1,135,118	867,185	11,150	47,534	31,879	(443,496)	(332,098)	(310,012)	600,184	850,554	589,052
Exchange rate variations, net	(4,823,269)	(1,768,850)	(2,014,205)	(482,125)	75,610	(232,064)	6,683	(31,280)	(10,714)	(5,298,711)	(1,724,520)	(2,256,983)

	(7,641,972)	(3,643,203)	(3,374,564)	(1,976,603)	(1,082,268)	(1,290,204)	6,683	(31,280)	(10,714)	(9,611,892)	(4,756,751)	(4,675,482)

(Loss) profit before income tax
and social contribution	(8,933,147)	(4,401,388)	3,481,677	(1,826,811)	(559,877)	162,500	1,076,174	358,197	(39,441)	(9,683,784)	(4,603,068)	3,604,736

IR and CSL - current and deferred	2,253,684	1,873,207	(639,394)	414,794	89,463	(97,157)				2,668,478	1,962,670	(736,551)
	2,253,684	1,873,207	(639,394)	414,794	89,463	(97,157)				2,668,478	1,962,670	(736,551)

(Loss) profit for the year	(6,679,463)	(2,528,181)	2,842,283	(1,412,017)	(470,414)	65,343	1,076,174	358,197	(39,441)	(7,015,306)	(2,640,398)	2,868,185

F- 43

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem
	without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated			Eliminations			Consolidated
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018

(Loss) profit before income tax and social contribution	(8,933,147)	(4,401,388)	3,481,677	(1,826,811)	(559,877)	162,500	1,076,174	358,197	(39,441)	(9,683,784)	(4,603,068)	3,604,736

Adjustments for reconciliation of profit (loss)
Depreciation and amortization	2,995,609	2,732,181	2,228,978	1,114,439	952,916	810,581	(61,967)	(52,832)	(48,982)	4,048,081	3,632,265	2,990,577
Results from equity investments	1,026,922	326,427	(76,821)				(1,007,524)	(336,645)	77,709	19,398	(10,218)	888
Interest andmonetary and exchange variations, net	8,541,980	3,050,987	4,658,342	1,921,975	1,062,843	1,344,888	(6,683)	31,280	10,714	10,457,272	4,145,110	6,013,944
Reversal of provisions	336,838	320,439	23,725							336,838	320,439	23,725
Provision - geological event in Alagoas	6,901,828	3,383,067								6,901,828	3,383,067
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(310,557)	(1,904,206)	(519,830)							(310,557)	(1,904,206)	(519,830)
Loss (reversals) for impairment of trade accounts receivable	55,252	7,069	(87,008)							55,252	7,069	(87,008)
Provision for losses and write-offs of long-lived assets	8,794	224,825	69,270		379	3,200				8,794	225,204	72,470

	10,623,519	3,739,401	9,778,333	1,209,603	1,456,261	2,321,169				11,833,122	5,195,662	12,099,502

Changes in operating working capital
Other financial assets	3,746,107	(3,680,460)								3,746,107	(3,680,460)
Financial investments	(1,860,827)	797,445	98,349							(1,860,827)	797,445	98,349
Trade accounts receivable	(2,247,729)	677,176	251,683	(152,971)	325,820	(7,348)	212,874	(107,950)	(20,917)	(2,187,826)	895,046	223,418
Inventories	(309,492)	825,236	(1,337,618)	56,958	42,581	(199,672)				(252,534)	867,817	(1,537,290)
Taxes recoverable	1,584,911	1,216,225	1,068,637	(52,357)	(20,798)	(46,395)				1,532,554	1,195,427	1,022,242
Prepaid expenses	(172,027)	85,549	(67,051)	465,812	117,183	(38,112)				293,785	202,732	(105,163)
Other receivables	44,513	(242,727)	(12,596)	352,590	(30,938)	(236,392)				397,103	(273,665)	(248,988)
Trade payables	(2,926,585)	330,633	1,113,381	137,895	(156,138)	209,077	(212,874)	107,950	20,917	(3,001,564)	282,445	1,343,375
Taxes payable	965,191	(485,309)	(828,222)	(515,430)	(84,484)	(149,026)				449,761	(569,793)	(977,248)
Advances from customers	224,764	176,189	(218,623)	(25,776)	21,776	18,665				198,988	197,965	(199,958)
Leniency agreement	(349,842)	(341,605)	(330,006)							(349,842)	(341,605)	(330,006)
Sundry provisions	(158,915)	(226,519)	(116,458)	13,560	10,971					(145,355)	(215,548)	(116,458)
Other payables	(1,399,928)	348,916	415,468	33,810	13,287	417,759				(1,366,118)	362,203	833,227

Cash generated from operations	7,763,660	3,220,150	9,815,277	1,523,694	1,695,521	2,289,725				9,287,354	4,915,671	12,105,002

Interest paid	(1,946,931)	(1,576,526)	(1,328,420)	(789,890)	(661,919)	(588,381)				(2,736,821)	(2,238,445)	(1,916,801)
Income tax and social contribution paid	(252,479)	(403,614)	(937,557)	(5,063)	(8,337)	(274)				(257,542)	(411,951)	(937,831)

Net cash generated by operating activities	5,564,250	1,240,010	7,549,300	728,741	1,025,265	1,701,070				6,292,991	2,265,275	9,250,370

Proceeds from the sale of fixed assets and intangible assets	33,140	12,590	95,133							33,140	12,590	95,133
Proceeds from the sale of investments			81,000									81,000
Funds received in the investments' capital reduction			2,254									2,254
Dividends received	4,822	3,513	41,791							4,822	3,513	41,791
Acquisitions to property, plant and equipment and intangible assets	(2,653,009)	(2,578,558)	(2,635,906)	(106,780)	(103,964)	(70,422)				(2,759,789)	(2,682,522)	(2,706,328)
Other investments			(2,167)									(2,167)

Net cash used in investing activities	(2,615,047)	(2,562,455)	(2,417,895)	(106,780)	(103,964)	(70,422)				(2,721,827)	(2,666,419)	(2,488,317)

Short-term and long-term debt
Acquired	13,049,459	20,586,103	4,301,626							13,049,459	20,586,103	4,301,626
Payments	(8,734,505)	(17,425,409)	(6,592,197)							(8,734,505)	(17,425,409)	(6,592,197)
Braskem Idesa borrowings
Acquired					3,497,622						3,497,622
Payments				(905,210)	(4,398,453)	(812,929)				(905,210)	(4,398,453)	(812,929)
Related parties
Acquired loans (payment of loans )			72,880	(37,618)		(72,880)				(37,618)
Lease	(610,392)	(407,320)		(51,676)	(46,870)					(662,068)	(454,190)
Dividends paid	(2,380)	(668,904)	(1,499,900)							(2,380)	(668,904)	(1,499,900)
Other financial liabilities	(534,456)	499,999								(534,456)	499,999

Cash generated (used) in financing activities	3,167,726	2,584,469	(3,717,591)	(994,504)	(947,701)	(885,809)				2,173,222	1,636,768	(4,603,400)

Exchange variation on cash of foreign subsidiaries	1,054,845	(59,659)	(309,941)	259,741	80,278	(76,168)				1,314,586	20,619	(386,109)

Increase in cash and cash equivalents	7,171,774	1,202,365	1,103,873	(112,802)	53,878	668,871				7,058,972	1,256,243	1,772,544

Represented by
Cash and cash equivalents at the beginning for the year	5,786,645	4,584,280	3,480,407	1,017,235	963,357	294,686				6,803,880	5,547,637	3,775,093
Cash and cash equivalents at the end for the year	12,958,419	5,786,645	4,584,280	904,433	1,017,235	963,357				13,862,852	6,803,880	5,547,637

Increase in cash and cash equivalents	7,171,774	1,202,365	1,103,873	(112,802)	53,878	668,671				7,058,972	1,256,243	1,772,544

F- 44

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
12	Property, plant and equipment

See accounting policies regarding judgments on the useful life of assets in note 3.1(a) and impairment tests and analysis in note 3.2.2.

(a)	Reconciliation of carrying amount

		Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total

Cost		602,299	6,676,549	43,024,738	5,102,393	1,784,807	57,190,786
Accumulated depreciation and amortization		-	(2,026,559)	(22,238,530)	-	(1,165,807)	(25,430,896)
Balance as of December 31, 2018		602,299	4,649,990	20,786,208	5,102,393	619,000	31,759,890

Acquisitions	0	-	1,280	61,213	2,658,070	3,701	2,724,264
Capitalized financial charges	0	-	-	-	198,201	-	198,201
Foreign currency translation adjustment	0	11,508	289,118	675,400	105,701	3,536	1,085,263
Cost		11,508	366,939	860,672	105,701	10,109	1,354,929
Depreciation		-	(77,821)	(185,272)	-	(6,573)	(269,666)
Transfers by concluded projects		-	21,382	884,606	(993,024)	87,036	-
Transfers to inventory		-	-	-	(47,696)	(2,866)	(50,562)
Transfers to intangible		-	-	-	(6,433)	-	(6,433)
Disposals		-	(634)	(223,514)	(7,739)	(3,659)	(235,546)
Cost		-	(1,178)	(392,033)	(7,739)	(31,264)	(432,214)
Depreciation		-	544	168,519	-	27,605	196,668
Depreciation and amortization	0	-	(388,869)	(2,534,637)	-	(138,395)	(3,061,901)
Transfers to right of use of assets		-	-	-	-	(97,995)	(97,995)
Cost	0	-	-	-	-	(125,497)	(125,497)
Depreciation	0	-	-	-	-	27,502	27,502
Net book value	0	613,807	4,939,108	21,461,608	5,208,094	622,536	32,845,153
Cost	0	613,807	7,064,972	44,439,196	7,009,473	1,726,026	60,853,474
Accumulated depreciation	0	-	(2,492,705)	(24,789,920)	-	(1,255,668)	(28,538,293)
Balance as of December 31, 2019	0	613,807	4,572,267	19,649,276	7,009,473	470,358	32,315,181

Acquisitions		-	590	60,130	2,609,565	4,030	2,674,315
Capitalized financial charges		-	-	-	252,427	-	252,427
Foreign currency translation adjustment		69,244	818,725	1,984,408	1,136,671	27,937	4,036,985
Cost		69,244	1,132,817	2,982,072	1,136,671	74,856	5,395,660
Depreciation		-	(314,092)	(997,664)	-	(46,919)	(1,358,675)
Transfers by concluded projects		-	105,702	6,248,845	(6,542,755)	188,208	-
Transfers to inventory		-	-	-	(53,903)	76,709	22,806
Transfers to intangible		-	-	-	(22,373)	(18,619)	(40,992)
Cost		-	-	-	(22,373)	(18,587)	(40,960)
Depreciation		-	-	-	-	(32)	(32)
Disposals		(20)	(2,358)	(22,652)	-	(1,945)	(26,975)
Cost		(20)	(22,657)	(328,411)	-	(12,576)	(363,664)
Depreciation		-	20,299	305,759	-	10,631	336,689
Depreciation		-	(372,687)	(2,787,042)	-	(144,869)	(3,304,598)
Net book value		683,031	5,122,239	25,132,965	4,389,105	601,809	35,929,149
Cost		683,031	8,281,424	53,401,832	4,389,105	2,038,666	68,794,058
Accumulated depreciation		-	(3,159,185)	(28,268,867)	-	(1,436,857)	(32,864,909)
Balance as of December 31, 2020		683,031	5,122,239	25,132,965	4,389,105	601,809	35,929,149

(i)	On December 31, 2020, the amounts recorded under this item corresponded to overhaul costs with scheduled shutdowns in Brazil and at overseas plants that are either in the preparation phase or ongoing in the amount of R$924,747 (R$1,400,667 in 2019), capitalized financial charges in the amount of R$233,963 (R$419,244 in 2019), inventories of spare parts in the amount of R$405,497 (R$430,418 in 2019), strategic projects ongoing in Brazil in the amount of R$256,873 (R$98,879 in 2019) and in Braskem America in the amount of R$313,080 (R$2,611,034 in 2019). The remainder corresponds mainly to various projects for maintaining the production capacity of plants.

Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses. The machinery, equipment and facilities require inspections, replacement of components and maintenance in regular intervals. The Company makes

F- 45

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or only relevant pieces of equipment, such as industrial boilers, turbines and tanks. Shutdowns that take place every six years, for example, are usually made to maintain industrial plants as a whole. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the stoppage’s subject matter and are fully depreciated until the beginning of the following related stoppage. The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

Property, plant and equipment items are depreciated on a straight-line basis (see note 3.1(b) for judgments on the useful life of assets). Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

Borrowing costs are capitalized into ongoing projects, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

In 2020, the capitalized charges amounted to R$252,427 (R$198,201 in 2019). The average rate of these charges in the year was 7.85% p.a. (6.47% p.a. in 2019).

At December 31, 2020, the acquisition of property, plant and equipment with payment installments is R$160,877 (R$103,315 in 2019).

(b)	Property, plant and equipment by country

	2020	2019

Brazil	15,105,253	15,682,081
Mexico	13,632,787	11,826,309
United States of America	6,823,655	4,545,974
Germany	363,975	258,291
Other	3,479	2,526
	35,929,149	32,315,181

(c)	Impairment loss

The Company performed the impairment analyses, as described in Note 3.2.2(a). Management of Braskem believes that the plants will operate at or near their planning capacity, within the projected period. The prices of products manufactured by the Company are quoted in international markets, in the short or medium term, and follow the prices of raw materials to preserve the business’s historical margins.

As a result, the carrying amount do not exceed its recoverable amount on December 31, 2020 and 2019.

13	Intangible assets

F- 46

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	Goodwill	Bands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Cost	3,187,678	437,384	799,960	392,180	4,817,202
Accumulated amortization	(1,128,804)	(191,087)	(565,828)	(190,501)	(2,076,220)
Balance as of December 31, 2018	2,058,874	246,297	234,132	201,679	2,740,982

Acquisitions		112	61,414		61,526
Foreign currency translation adjustment		12,957	2,704		15,661
Cost		13,919	6,356		20,275
Amortization		(962)	(3,652)		(4,614)
Transfers from projects and stoppage in progress			6,433		6,433
Amortization		(7,751)	(32,747)	(22,016)	(62,514)
Net book value	2,058,874	251,615	271,936	179,663	2,762,088
Cost	3,187,678	451,415	874,159	392,180	4,905,432
Accumulated amortization	(1,128,804)	(199,800)	(602,223)	(212,517)	(2,143,344)
Balance as of December 31, 2019	2,058,874	251,615	271,936	179,663	2,762,088

Acquisitions		1,789	38,660	66	40,515
Foreign currency translation adjustment		38,409	21,531		59,940
Cost		46,311	56,422		102,733
Amortization		(7,902)	(34,891)		(42,793)
Transfers from property, plant and equipment projects and stoppage in progress			40,992		40,992
Amortization		(6,753)	(46,075)	(22,016)	(74,844)
Net book value	2,058,874	285,060	327,044	157,713	2,828,691
Cost	3,187,678	499,515	1,010,201	392,246	5,089,640
Accumulated amortization	(1,128,804)	(214,455)	(683,157)	(234,533)	(2,260,949)
Balance as of December 31, 2020	2,058,874	285,060	327,044	157,713	2,828,691

Average annual rates of amortization		2.96%	14.50%	6.01%

The Company adopts the following accounting practice for each class of intangible assets:

(a)	Goodwill

See accounting policies regarding impairment test and analysis in note 3.2.2(b).

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the IASB pronouncements and represents the excess of the amount paid over the amount of equity of the companies acquired. Such goodwill was amortized until December 2008. From 2009 on, it has been subject to annual impairment tests.

In December 2020, Braskem performed an impairment test using the value in use method (discounted cash flow), as shown below:

	Allocated	Recoverable	Book
	goodwill	amount	value (i)	CF/Book value

Northeastern petrochemical complex	475,780	14,846,391	3,540,498	4.2
Southern petrochemical complex	1,390,741	32,417,808	4,583,414	7.1
Vinyls unit	192,353	2,168,594	2,073,351	1.0

(i)	The book value includes, in addition to goodwill, tangible and intangible assets with defined useful lives and the working capital.

The assumptions adopted to determine the discounted cash flow are described in Note 3.2.3(b). The WACC used was 9.99% p.a. The inflation rate considered for perpetuity was 2.76%.

F- 47

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Given the potential impact on cash flows of the “discount rate” and “perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	+0.5% on	-0.5% on
	discount rate	perpetuity

Northeastern petrochemical complex	13,745,276	14,209,808
Southern petrochemical complex	30,218,367	31,168,593
Vinyls unit	1,930,200	2,029,886

The main assumptions used for projecting cash flows are related to the projection of macroeconomic indicators, international prices, and global and local demand in the countries where Braskem has operational production plants.

Macroeconomic indicators are provided by a widely recognized consulting firm and include items such as: exchange, inflation, and interest rates, among others.

Prices for key petrochemical products are obtained from projections produced by specialized third party consulting firm, which are reviewed and supplemented based on Management´s experience. Also, final prices take into consideration meetings of specific internal committees and the knowledge of the Company’s experts in preparing the benchmarks for each market. In most cases, for the projected period, the internally projected prices have gone through a new revision compared to those originally projected by international consulting firm.

Similar to prices, global demand is also contracted from a specific consulting firm. In the markets where the Company operates more directly, they consider additional variables for the local demand composition.

(b)	Intangible assets with definite useful lives

See accounting policies regarding judgments on the useful life of assets in note 3.1(a) and impairment tests and analysis in note 3.2.2.

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

(b.2)	Customers and suppliers’ agreements

Customers and suppliers’ agreements arising from a business combination were recognized at fair value at the respective acquisition dates. These customers and suppliers’ agreements have a definite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

(b.3)	Software licenses

F- 48

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

All software booked has definite useful life estimated between 5 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

(c)	Intangible assets by country

	2020	2019

Brazil	2,517,470	2,521,941
Mexico	259,822	193,741
United States of America	25,156	24,313
Germany	26,211	22,077
Other	32	16
	2,828,691	2,762,088

14	Right-of-use assets and lease liability

Beginning January 1, 2019, the Company assesses whether a contract is or contains a lease based on the definition of a lease, according to IFRS 16 Leases. The Company leases various offices, railcars, vessels, pieces of equipment and vehicles. Such leases are negotiated individually and are subject to various terms and conditions.

As a lessee, the Company to determine the enforceable term of the lease, the management considers all facts and circumstances that create an economic incentive for exercising the option of extension or create economic disincentives for not exercising the option of early termination.

(a)	Right-of-use assets

Leases are recognized as a right-of-use asset and a corresponding liability on the date on which the leased asset becomes available to the Company. For each right-of-use asset measured, an equivalent liability was recorded.

The right-of-use asset is measured at the cost composed of:

•	The amount initially measured of the lease liabilities;
•	Any payment made up to the start of the lease, deducting any incentive received;
•	Any initial direct cost; and
•	Renovation costs.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.

Changes in right-of-use assets:

F- 49

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

			Balance as of				Foreign currency	Balance as of
			12/31/2019	Acquisitions	Depreciation	Disposal	translation adjustment	12/31/2020
Buildings and constructions			212,170	65,176	(54,712)		37,262	259,896
Computer equipment and goods			12,523	9,341	(5,499)		334	16,699
Machinery and equipment			743,248	227,690	(198,441)	(25,801)	3,032	749,728
Ships			865,387	258,193	(286,905)	(12,687)	10,860	834,848
Rail cars			746,040	244,199	(180,146)		197,243	1,007,336
Vehicles			26,286	21,502	(14,473)		573	33,888
Total			2,605,654	826,101	(740,176)	(38,488)	249,304	2,902,395

		Transfers from
	Balance as of	property, plant	Initial addition				Foreign currency	Balance as of
	12/31/2018	and equipment	on 01/01/2019	Acquisitions	Depreciation	Disposal	translation adjustment	12/31/2019
Buildings and constructions			207,524	153,771	(27,759)	(122,488)	1,122	212,170
Computer equipment and goods		2,726	4,932	6,179	(1,446)		132	12,523
Machinery and equipment		7,956	526,318	344,928	(136,615)		661	743,248
Ships			906,495	150,670	(191,778)			865,387
Rail cars		87,313	633,492	103,169	(132,728)		54,794	746,040
Vehicles			35,479	1,073	(10,493)		227	26,286
Total		97,995	2,314,240	759,790	(500,819)	(122,488)	56,936	2,605,654

The expense related to the low-value leases recognized in the 12-month period ended December 31, 2020 was R$981 (R$1,070 on December 31, 2019).

To optimize lease costs during the lease term, the Company must provide guaranteed residual amounts for the leased asset. For certain lease agreements for freight cars, which were classified until December 31, 2018 as financial leases, the Company guaranteed any difference between the flow of contractual payments and the fair value of these assets upon the end of the enforceable term, limited to R$62,256 (US$12,559) as of December 31, 2020 and R$50,662 (US$12,559) as of December 31, 2019.

(b)	Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability considers the net present value of the following lease payments:

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

The Company’s incremental borrowing rate corresponds to the one the Company would have pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The weighted average incremental rate applied upon December 31, 2020 was 7.30% p.a. (5.58% p.a in 2019). The lease liability is measured at amortised cost using the effective interest method.

Reconciliation of lease liability carrying amount:

F- 50

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

2019

Balance at December 31, 2018	100,557

Initial adoption IFRS 16	2,191,908
Balance at January 01, 2019	2,292,465

Acquired	911,619
Disposals	(122,488)
Interests and monetary and exchange variations, net	121,061
Currancy translation adjustments	56,805
Payments	(454,190)
Interest paid	(128,376)
Balance at December 31, 2019	2,676,896

2020

Balance at December 31, 2019	2,676,896
Acquired	826,101
Disposals	(38,488)
Interests and monetary and exchange variations, net	327,135
Currancy translation adjustments	267,493
Payments	(662,068)
Interest paid	(189,183)
Balance at December 31, 2020	3,207,886

Current liability	895,109
Non-current liability	2,312,777
Total	3,207,886

The minimum annual commitments are shown below:

2020

2021	870,587
2022	641,313
2023	494,331
2024	403,793
2025+	1,070,768
Total	3,480,792

The above table presents the amounts of obligations related to leasing agreements, which are not discounted and shown by maturity. The lease liability disclosed in the statement of financial position is measured at the fair value of these obligations.

(c)	Extension Options

Some leases contain extension options exercisable by the Company. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is

F- 51

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

(d)	Non-cash transactions

The net effect of additions and disposals of leasing that does not affect the cash flow in 2020 are R$787,613 (R$580,055 in 2019).

(e)	Lease arrangements not yet effective

The Company is part of lease arrangements not effective at the year-end. The present value of the commitments corresponds to R$828 million.

15	Trade account payables

See accounting policies in note 20. Information about the Company’s exposure to currency and liquidity is included in Note 4.

	Note	2020	2019
Trade payables:
Domestic market			-
Third parties		1,077,679	1,006,391
Third parties (drawee risk)	(i)	239,512	74,685
Related parties	9	97,900	155,980
Related parties (drawee risk)	(i)	546,044
		-	-
Foreign market	(ii)	-	-
Third parties		8,023,032	7,964,536
		-	-
Present value adjustment - foreign market	(iii)	(30,619)	(80,766)
		9,953,548	9,120,826

Current liabilities		9,946,315	9,116,989
Non-current liabilities		7,233	3,837
Total		9,953,548	9,120,826

(i)	The Company participates in a finance programme under which its suppliers may elect to receive early payment of their invoices from a bank by factoring their receivable from the Company. Under the arrangement there is no change in the instruments issued by the supplier and amount and payment terms are maintained.

(ii)	Considers R$4.7 billion (R$6.5 billion in 2019) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii)	The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 days is calculated based on the average rate for lengthening the term of trade payables.

F- 52

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
16	Borrowings

See accounting policies in note 20. Information about the Company’s exposure to currency and liquidity is included in Note 4.

(a)	Borrowings

	Annual financial charges	2020	2019
Foreign currency
Bonds	Note 16 (b)	34,963,651	24,583,325
Export prepayment	Note 16 (c)	2,207,762	863,293
Investments	Note 16 (d)	996,531	751,376
Other	Note 16 (e)	2,755,200	1,952,667
Transactions costs		(688,814)	(499,194)
		40,234,330	27,651,467

Current liabilities		1,206,084	676,831
Non-current liabilities		39,028,246	26,974,636
Total		40,234,330	27,651,467

Local currency
Export credit notes	100.00 of CDI + 0.70	402,739	405,642
Commercial notes	100.00 of CDI + 0.85	545,171	554,307
BNDES	4.00	1,538	19,998
BNDES	IPCA + 6.04	490,963	270,520
FINEP/FINISA	3.59	26,154	78,776
FINAME	TLP + 6.00		324
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	IPCA + interest between 2.39 and 2.78	5,639	5,582
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	27,196	32,152
Other	19.14		237
Transactions costs		(1,607)	(2,029)
		1,497,793	1,365,509

Current liabilities		112,847	98,093
Non-current liabilities		1,384,946	1,267,416
Total		1,497,793	1,365,509

Foreign currency and local currency
Current liabilities		1,318,931	774,924
Non-current liabilities		40,413,192	28,242,052
Total		41,732,123	29,016,976

F- 53

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

(b)	Bonds

Issue date		Issue amount US$	Outstanding amount US$	Maturity	Interest (% per year)	2020	2019

Oct-2010		450,000	250,000	no maturity date	7.38	1,299,175	1,025,428
Jul-2011		500,000	500,000	Jul-2041	7.13	2,679,603	2,078,372
Feb-2012		250,000	250,000	no maturity date	7.38	1,299,175	1,025,428
May-2012		500,000	286,267	May-2022	5.38	1,500,304	1,175,799
Jul-2012		250,000	250,000	Jul-2041	7.13	1,339,801	1,039,186
Feb-2014		500,000	500,000	Feb-2024	6.45	2,667,250	2,068,790
May-2014		250,000	250,000	Feb-2024	6.45	1,333,625	1,034,395
Oct-2017		500,000	195,760	Jan-2023	3.50	1,034,179	847,715
Oct-2017		1,250,000	1,250,000	Jan-2028	4.50	6,633,913	5,145,440
Nov-2019		1,500,000	1,500,000	Jan-2030	4.50	7,941,207	6,090,640
Nov-2019		750,000	750,000	Jan-2050	5.88	3,992,933	3,052,132
Jul-2020	(i)	600,000	600,000	Jan-2081	8.50	3,242,486	-
							-
Total		7,300,000	6,582,027			34,963,651	24,583,325

(i)	This Bond is recorded as a financial liability. According to the specific methodology adopted by some rating agencies, only for the purposes of calculating leverage, the referred bond is classified as a hybrid capital instrument. Accordingly

The Company and its subsidiaries may, from time to time, acquire in the secondary market bonds issued by the Company and/or its subsidiaries.

(c)	Export pre-payment

	Initial amount
	of the transaction
Issue date	(US$ thousand)	Outstanding amount US$	Maturity	Charges (% per year)	2020	2019
Sep-2017	135,000	97,500	Mar-2027	US dollar exchange variation + semiannual Libor + 1.61	509,141	457,712
Oct-2019	100,000	100,000	Oct-2024	US dollar exchange variation + quarterly Libor + 1.75	521,469	405,581
Aug-2020	225,000	225,000	Feb-2031	US dollar exchange variation + semiannual Libor + 1.70	1,177,152
Total	460,000	422,500			2,207,762	863,293

(d)	Capital raised for construction of new plant in United States

The subsidiary Braskem America contracted a credit facility in the amount of up to US$225 million (R$1,1693.3 million) that is secured by Euler Hermes, a German export credit agency, which was used to finance a portion of the investment in the new PP plant located in La Porte, Texas. The funds will be released in accordance with the progress of the project’s construction and the remaining funding is expected to occur in the first half of 2021.

		Initial amount	Outstanding
		of the transaction	amount
Issue date		(US$)	US$	Maturity	Charges (% per year)	2020	2019
July-2018	(i)	203,742	191,757	Dec-2028	Us dollar exchange variation + semianual Libor + 0.65	996,531	751,376
Total		203,742	191,757			996,531	751,376

(i)	US$130,650 released in July 2018, US$13,677 in September 2018, US$13,823 in December 2018, US$7,688 in March 2019, US$6,231 in June 2019, US$4,549 in September 2019, US$2,780 in December 2019, US$4,158 in March 2020, US$5,738 in June 2020, US$5,068 in September 2020, US$2,380 in December 2020 and capitalized interest in the amount of US$7,000.

F- 54

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
(e)	Others

			Initial amount
			of the transaction
Identification		Issue date	(US$)	Outstanding amount US$	Maturity	Charges (% per year)	2020	2019
SACE	(i)	Nov-2018	295,125	236,100	Nov-2028	Us dollar exchange variation + semianual Libor + 0.90	1,228,285	1,073,526
SACE	(i)	Dec-2019	150,000	135,000	Dec-2029	Us dollar exchange variation + semianual Libor + 0.90	702,027	605,448
MONFORTE	(ii)	Apr-2019	72,345	57,811	Apr-2026	Us dollar exchange variation + semianual Libor + 1.00	300,434	273,693
ING	(iii)	Jan-2020	100,000	100,000	Jan-2025	Us dollar exchange variation + semianual Libor + 1.65	524,454
		Total	617,470	528,911			2,755,200	1,952,667

(i)	Credit facility contracted by the subsidiary Braskem Netherlands B.V. with guarantee from SACE, an Italian export credit agency.
(ii)	Credit facility contracted by Braskem S.A. with a term of 7 years. To consummate this facility, certain assets of the Company’s plants were pledged to the financial institution in amount higher than financing.
(iii)	Credit facility contracted by the subsidiary Braskem Netherlands B.V. with a term of 5 years.

(f)	Payment schedule

The maturity profile of the long-term amounts is as follows:

	2020	2019

2021		380,324
2022	2,086,460	1,549,976
2023	1,824,477	1,416,730
2024	5,653,432	4,418,409
2025	1,121,748	369,725
2026	580,062	350,320
2027	514,819	297,382
2028	6,986,264	5,314,976
2029	217,418	71,326
2030	7,951,181	6,068,078
2031 and thereafter	13,477,331	8,004,806
Total	40,413,192	28,242,052

(g)	Guarantees

Braskem has given collaterals for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2020	guaranteed	Guarantees
BNDES	Jan-2021	1,538	1,538	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	Jul-2024	22,736	22,736	Bank surety
FINISA	Dec-2023	3,418	3,418	Bank surety
BNB-FNE	Jun-2027	5,639	5,639	Bank surety and pledge of reserve liquidity fund.
Total		33,331	33,331

Braskem S.A. has fully and unconditionally guaranteed the debt securities issued by Braskem Finance, Braskem America Finance and Braskem Netherlands Finance B.V., 100-percent-owned subsidiaries of Braskem. There are no significant restrictions on the ability of Braskem to obtain funds from these subsidiaries.

17	Braskem Idesa Financing

F- 55

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

		Outstanding
	Principal amount US$	amount
Identification		US$	Maturity	Charges (% per year)		2020	2019

Project finance
Project finance I	700,000	467,519	feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	0	2,444,515	2,149,002
Project finance II	210,000	131,591	feb-2027	Us dollar exchange variation + 6.17	0	690,311	608,260
Project finance III	600,000	409,870	feb-2029	Us dollar exchange variation + 4.33	0	2,145,326	1,849,896
Project finance IV	660,000	462,463	feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	0	2,419,920	2,078,545
Total under current liabilities	2,170,000	1,471,443				7,700,072	6,685,703

Bond	900,000	900,000	nov-2029	Us dollar exchange variation + 7.45		4,729,587	3,640,381

Transactions costs						(370,421)	(344,358)

Total						12,059,238	9,981,726

Current liabilities						7,660,128	744,408
Non-current liabilities						4,399,110	9,237,318
Total						12,059,238	9,981,726

(i)	Partial prepayment of US$10,630.
(ii)	Partial prepayment of US$9,111.
(iii)	Partial prepayment of US$13,212.

In line with the Company’s Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the Company itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind, such as: debt service reserve account and contingent equity commitment. At December 31, 2020, such guarantees corresponded to US$194 million (R$1 billion) and US$208 million (R$1.1 billion), respectively.

On the reporting date of the financial statements of December 31, 2020, certain non-monetary covenants established in the contracts remained unfulfilled. As a result, the entire balance of non-current liabilities, in the amount of R$6,538,646, was reclassified to current liabilities, in accordance with IAS 1 (Presentation of Financial Statements).

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

Furthermore, Braskem Idesa has been negotiating the waiver of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

The following amortization schedule presents the maturities considering the breach of contractual obligations and the original contractual terms:

F- 56

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	With breach of contratual obligations		Original contractual maturities
	2020	2019	2020	2019

2020		744,408		744,408
2021	7,660,128	800,752	1,121,482	800,752
2022		699,090	907,343	699,090
2023		892,568	1,157,584	892,568
2024		978,479	1,268,619	978,479
2025		883,333	1,145,377	883,333
2026		743,566	964,410	743,566
2027		329,718	428,750	329,718
2028		257,117	334,753	257,117
2029	4,399,110	3,652,695	4,730,920	3,652,695
Total	12,059,238	9,981,726	12,059,238	9,981,726

18	Debentures

Issue date	Issuer	Series	Maturity	Annual financial charges (%)	2020	2019
Mar-2013	DAC	Single	Mar-2025	IPCA + 6%	177,009	202,992
Sep-2013	Cetrel	Single	Sep-2025	126.5% of CDI	59,106	71,575
					236,115	274,567

Current liabilities					54,436	46,666
Non-current liabilities					181,679	227,901
Total					236,115	274,567

(a)	Payment schedule

The maturity profile of the long-term debentures is as follows:

	2020	2019

2021		52,078
2022	53,406	52,100
2023	53,417	52,125
2024	53,443	52,153
2025	21,413	19,445
Total	181,679	227,901

(b)	Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

19	Reconciliation of borrowing activities in the statement of cash flow

F- 57

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	Current and non-current
	Borrowings, debentures and Braskem Idesa financing
					Loan to
			Total	Braskem	non-controlling
			borrowings	Idesa	shareholders
	Borrowings	Debentures	and debentures	financing	of Braskem Idesa	Lease	Dividends	Other financial liabilities

Balance at December 31, 2019	29,016,976	274,567	29,291,543	9,981,726	2,395,887	2,676,896	6,502	516,933

Acquired	13,049,459		13,049,459
Payments	(8,699,033)	(35,472)	(8,734,505)	(905,210)	(37,618)	(662,068)	(2,380)	(534,456)
Cash used in financing activities	4,350,426	(35,472)	4,314,954	(905,210)	(37,618)	(662,068)	(2,380)	(534,456)

Other changes
Interest paid	(1,754,199)	(24,945)	(1,779,144)	(754,829)	(13,665)	(189,183)
Interest and monetary and exchange variations, net	4,664,034	21,965	4,685,999	1,044,110	188,074	327,135		17,523
VAT on loan					68,149
Acquired						826,101
Disposal						(38,488)
Currency translation adjustments	5,454,886		5,454,886	2,693,441	621,666	267,493
Additional dividends of subsidiary							2,450
Prescribed dividends							(1,110)
Other							(6)
	8,364,721	(2,980)	8,361,741	2,982,722	864,224	1,193,058	1,334	17,523

Balance at December 31, 2020	41,732,123	236,115	41,968,238	12,059,238	3,222,493	3,207,886	5,456

20	Financial instruments

(a)	Classification and subsequent measurement

Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI) – debt investment or debt instrument; or fair value through profit or loss (FVTPL), depending on the characteristics of the contractual cash flows of the Company’s financial asset and the business model for the management of these financial assets.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

i.	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
ii.	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset can also be measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

i.	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
ii.	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

Financial assets – Subsequent measurement and gains and losses

F- 58

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see Note 20.3 for derivatives designated as hedging instruments.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method and. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.
Financial assets at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and, when applicable, impairment loss are recognized in profit or loss. Other net gains and losses are recognized in “Other Comprehensive Income”. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity instruments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss, unless the dividend represents clearly a recovery of a portion of the investment cost. Other net gains and losses are recognized in OCI and never reclassified to profit or loss.

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

(b)	Derecognition

Financial Asset

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or when the Company transfers the rights to receive the contractual cash flows in a transaction in which either:

i.	substantially all of the risks and rewards of ownership of the financial asset are transferred; or
ii.	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the financial assets are not derecognized.

Financial Liabilities

F- 59

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(c)	Offsetting

Financial assets or financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(d)	Derivative financial instruments and hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

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

Refer to Note 2.4 and 4.1 for the effects due to interest rate benchmark reform.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (OCI).

The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedge no longer meets the criteria for hedge accounting, or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in OCI remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item’s cost on

F- 60

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

its initial recognition or, for other cash flow hedges, it is classified to profit or loss in the same period or periods as the hedged expected future cash flows affect the profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in OCI are immediately reclassified to profit or loss.

20.1	Fair Value

(a)	Fair value measurement

Fair value is the price to be received in the sale of an asset or paid for the transfer of a liability in a transaction not forced between market players on the measurement date, in the main market or, in the case of a lack of one, the most advantageous market in which the Company has access on said date.

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

The fair values of the remaining assets and liabilities correspond to their carrying amount. The assessment model for liabilities (Note 20.2) considers the present value of expected payments, discounted by a discount rate adjusted to the risk.

(b)	Fair value hierarchy

The fair value of the Company's financial instruments mainly determined and categorized into a fair value hierarchy as follows:

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

F- 61

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

20.2	Non-derivative financial instruments and other liabilities

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2020	2019	2020	2019

Cash and cash equivalents	5
Cash and banks		Amortized cost		1,946,963	2,303,231	1,946,963	2,303,231
Financial investments in Brazil		Fair value through profit or loss	Level 2	8,271,312	1,963,185	8,271,312	1,963,185
Financial investments abroad		Fair value through profit or loss	Level 2	3,644,577	2,537,464	3,644,577	2,537,464
				13,862,852	6,803,880	13,862,852	6,803,880

Financial investments	6
LFT´s and LF´s		Fair value through profit or loss	Level 2	2,163,042	1,588,426	2,163,042	1,588,426
Time deposit investments		Amortized cost		53,941	38,759	53,941	38,759
Other		Fair value through profit or loss	Level 2	1,425,808	70,027	1,425,808	70,027
				3,642,791	1,697,212	3,642,791	1,697,212

Trade accounts receivable	7	Amortized cost		4,677,092	2,246,248	4,677,092	2,246,248
Trade accounts receivable	7	Fair value through other comprehensive income	Level 2	78,116	60,403	78,116	60,403

Trade payables	15	Amortized cost		9,953,548	9,120,826	9,953,548	9,120,826

Borrowings	16	Amortized cost
Foreign currency - Bond			Level 1	34,963,651	24,583,325	37,155,060	25,790,532
Foreign currency - other borrowings			Level 2	5,959,493	3,567,336	6,371,070	3,218,410
Local currency			Level 2	1,499,400	1,367,538	2,591,920	1,075,803
				42,422,544	29,518,199	46,118,050	30,084,745

Braskem Idesa borrowings	17	Amortized cost
Project Finance			Level 2	7,700,072	6,685,703	11,486,114	6,116,434
Bond			Level 1	4,729,587	3,640,381	4,411,259	3,892,878
				12,429,659	10,326,084	15,897,373	10,009,312

Debentures	18	Amortized cost	Level 2	236,115	274,567	248,778	293,282

Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		3,222,493	2,395,887	3,222,493	2,395,887

Leniency agreement	25	Amortized cost		1,474,350	1,742,268	1,474,350	1,742,268

Other financial liabilities	(i)	Amortized cost			516,933		516,933

(i) Amount received due to the assignment of an agreement to supply ethylene to the client, without recourse, settled in 2020.

F- 62

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
20.3	Derivative financial instruments

20.3.1	Changes

			Operation characteristics		Accumulated			Net			Net
					OCI (equity)			(Asset)/			(Asset)/
		Fair value	Principal		Extrinsic	Intrinsic	Fair	Liability	Change in	Financial	Liability
Identification	Note	hierarchy	exposure	Derivatives	value	value	value	2019	fair value	settlement	2020

Non-hedge accounting transactions
Exchange swap		Level 2	Argentine peso	Dollar				296	540	(839)	(3)
NCE swap		Level 2	Real	Dollar				25,604	129,297	(9,757)	145,144
Swap ACC		Level 2	Dollar	Real					16,259	(16,259)
Swap C3/PGP		Level 2	Propane	Propene					66,223	(2,322)	63,901
Swap Nafta/Gasolina		Level 2	Gasoline	Naphtha					7,046		7,046
								25,900	219,365	(29,177)	216,088

Hedge accounting transactions
Dollar call and put options	(a.i)	Level 2	Real	Dollar	(43,948)	(100,853)	(144,801)	(2,298)	594,780	(447,681)	144,801
Dollar swap	(a.ii)	Level 2	Real	Dollar+Fixed rates				38,620	12,091	(50,711)
Interest rate swaps	(a.iii)	Level 2	Libor	Fixed rates			(266,889)	26,707	162,615	(33,547)	155,775
Dollar swap CDI	(a.ii)	Level 2	Real	Dollar+Fixed rates			(566,641)	107,246	459,394		566,640
					(43,948)	(100,853)	(978,331)	170,275	1,228,880	(531,939)	867,216

Derivatives
Current assets								(4,712)			(33,769)
Non-current assets								(17,877)			(34,091)
Current liabilities								49,251			592,251
Non-current liabilities								169,513			558,913
								196,175			1,083,304

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps (“CDS”). Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guaranteed margin from the counterparties it deems convenient.

Hedge financial instruments held at December 31, 2020 were contracted on both internationally recognized stock exchanges and on Over the Counter (“OTC”) markets with large financial counterparties under global derivative contracts in Brazil or abroad.

Braskem’s Financial Policy provides for the active management and continued protection against undesired fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, NDFs, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the hedged period transaction.

Braskem may elect derivatives for the application of hedge accounting in accordance with IFRS 9. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in presenting the offsetting effect on the changes in the hedged items.

F- 63

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

(a)	Hedge accounting transactions

(a.i)	Dollar call and put option

On December 31, 2020, Braskem held a total notional amount of put options of R$2.0 billion, with an average strike price of 4.33 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.5 billion, with an average strike price of R$/US$5.94. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in the other comprehensive income.

	Operation characteristics		Accumulated OCI (equity)
	Principal		Extrinsic	Intrinsic	Fair
Identification	exposure	Derivatives	value	value	value
Dollar call and put option	Real	Dollar	(43,948)	(100,853)	(144,801)

(a.ii)	Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations (“swaps”) in the aggregate amount of R$1.3 billion, with annual maturities over the following 5 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian Real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line “Other comprehensive income” and will be recognized in the financial result only upon the maturity of each installment. The future elements of forward exchange contracts are excluded from designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in the hedge cost reserve.

(a.iii)	Hedge operation by the subsidiary Braskem Idesa related to Project Finance

Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value, net
	US$	(interest rate per year)		2020	2019
Swap Libor I to VI	616,519	1.9825%	Aug-2025	155,775	26,707
Total	616,519			155,775	26,707

Derivatives
Current liabilities				53,838	5,768
Non-Current liabilities				101,937	20,939
Total				155,775	26,707

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 15. This hedge operation shares the same guarantees with the Project Finance.

F- 64

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
20.4	Non-derivative financial liabilities designated to hedge accounting

(a.i)	Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as a hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$ 1: R$2.0017. Additionally, on October 10, 2017, Braskem S.A. designated new financial instruments for the future sales hedging, which mature in 2028. The hedged exchange rate was US$1: R$3.1688. In 2019, three new designations were made, as follows: with maturity in 2025, at an initial rate of US$1: R$3.6694; with maturity in 2025, at an initial rate of US$1: R$3.9650; and with maturity between 2030 and 2031, at an initial rate of US$1: R$3.9786. The main actions carried out in 2020 are detailed below:

•	January 2, 2020: Designation of US$600 million of future sales with maturity in 2032 (hedged exchange rate of US$1: R$4.0213);
•	March 31, 2020: Discontinuation of hedge accounting of U$$362 million of flows in 2020 (discontinuation rate of US$1: R$5.1987).

On December 31, 2020, the exports that were designated not yet realized and not discontinued are shown below:

Total nominal value
US$

2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
5,274,854

The following table shows the changes in financial instruments designated for this hedge in the year:

					US$
		Hedge	Realizated discontinued
	2019	discontinued	hedge	Designations	2020

Designated balance	5,398,854	(1,086,000)	362,000	600,000	5,274,854

The Company considers these exports in the selected period (2021/2032) as highly probable, based on the following factors:

•	In recent years, Braskem S.A. exported an average US$2.8 billion per year, which represents around 3 to 4 times the annual exports of the hedged exports.
•	Hedged exports represent between 20% and 30% of the export flows planned by the Company.

The exports of the Company are not sporadic or occasional but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

F- 65

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

On December 31, 2020, the maturities of financial liabilities designated, within the scope of the consolidated statement of financial position, were as follows:

Total nominal value
US$

2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
5,274,854

The following table provides the balance of discontinued hedge accounting in the year ended December 31, 2020 (US$1,617,372), which is recorded in shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued - From third to fourth quarter 2021	380,000	2.0017	3.9786	751,222
Hedge descontinued - From first to fourth quarter 2022	719,000	2.0017	3.9786	1,421,391
Hedge descontinued - From first to third quarter 2023	518,372	2.0017	3.9786	1,024,770
	1,617,372			3,197,383

To ensure the continuity of the hedging relationship, the Company refinances and/or replaces these hedge instruments to adjust them to the hedged exports’ schedule and value depending on the availability of financial liabilities designated as hedging item.

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated, for this hedge in the 12-month period ended December 31, 2020:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	181,000	2.0017	4.2119	400,047
Second quarter	181,000	2.0017	5.1987	578,657
Third quarter	181,000	2.0017	5.1987	578,657
Fourth quarter	181,000	2.0017	5.5194	636,698
	724,000			2,194,059

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

F- 66

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2019	(8,408,164)	2,858,775	(5,549,389)

Exchange variation recorded in the period on OCI / IR and CSL	(6,881,183)	2,339,602	(4,541,581)

Exchange variation transferred to profit or loss / IR and CSL	2,194,059	(745,980)	1,448,079

At December 31, 2020	(13,095,288)	4,452,397	(8,642,891)

The realizations expected for 2021 will occur in conformity with the initial designation schedule, and the exchange variation recorded in “Other comprehensive income” will be recycled to the financial results. For the two first quarters of the year, realizations will be made at the weighted average exchange rate of exports in the corresponding period; for the remaining quarters, they are made at the discounted cash flow rates. The quarterly schedule of hedged exports in the following quarters of 2021 follows:

Total nominal
value US$

First quarter	150,000
Second quarter	186,000
Third quarter	180,000
Fourth quarter	200,000
716,000

(a.ii)	Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probable future sales flows. Due to the disbursements by the project's lenders in 2015, Braskem Idesa designated new amounts in April and September 2015, of US$290,545 and US$23,608, respectively, for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these future sales are highly probable, based on the following:

•	In Mexico, domestic sales can be made in U.S. dollar. In 2016, the Company began to operate and sell products, including sales in U.S. dollar in the domestic and international markets.
•	The hedged flow corresponds to less than 35% of the planned revenue flow of the project over the quarterly designation period. The current amount of sales already meets the volume of designated hedge, which confirms the highly probable nature of the designated cash flow.
•	The financing was obtained through a Project Finance structure and will be repaid exclusively through the cash generation of the project (Note 17). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.

As of December 31, 2020, designated and unrealized sales were as follows:

F- 67

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Nominal value
US$

2021	208,946
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
2,371,443

The following table shows the changes in financial instruments designated for this hedge in the year:

					US$
		Discontinued	Rebalanced	New
	2019	hedge	hedge	designations	2020

Designated balance	2,552,407	(267,577)	86,613		2,371,443

In 2020, the designated financial liabilities to hedge future sales were distributed as follows:

Nominal value
US$

2021	208,946
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
2,371,443

The following table provides the total amount of hedge accounting discontinued up to December 31, 2020 (US$752,870), which was transferred from “Other comprehensive income” to “profit and loss” of Braskem Idesa:

F- 68

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge discontinued in May 16, 2016	10,493	13.4541	17.9915	47,611	10,160
Hedge discontinued in December 2, 2019	712,823	13.6664	19.6113	4,237,661	904,317
Hedge discontinued in December 10, 2019	28,740	13.4541	19.3247	168,721	36,005
Hedge discontinued in February 18,2020	814	13.4541	18.5712	4,165	889
	752,870			4,458,158	951,371

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the 12-month period ended December 31, 2020:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	61,369	13.6555	18.9637	325,759	75,162
Second quarter	65,612	13.6539	22.4746	578,744	139,205
Third quarter	69,855	13.6542	21.4351	543,535	133,798
Fourth quarter	69,855	13.6534	20.3032	464,522	123,563
	266,691			1,912,560	471,728

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2019	(2,560,436)	768,865	(1,791,571)

Exchange variation recorded in the period on OCI / IR	(445,427)	133,632	(311,795)

Exchange variation transferred to profit or loss / IR	471,728	(141,518)	330,210

At December 31, 2020	(2,534,135)	760,979	(1,773,156)

Effectiveness tests were conducted and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Pesos.

The realizations expected for 2021 will occur in accordance with the initial designation schedule, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. Below is the quarterly schedule of hedged sales in U.S. dollars in 2021:

Nominal value
US$

First quarter	69,855
Second quarter	75,848
Third quarter	77,094
Fourth quarter	80,594
303,391

20.5	Credit quality of financial assets

F- 69

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

(a)	Trade accounts receivable

Virtually none of Company’s clients have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On December 31, 2020 and 2019, considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

				(%)
			2020	2019
1	Minimal Risk		67.52	74.23
2	Low Risk		20.08	14.89
3	Medium Risk		10.43	7.82
4	High Risk		1.10	1.06
5	Very High Risk	(i)	0.86	1.99

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

	Last 12 months
	Domestic	Export
	market	market
December 31, 2020	0.05%	0.14%
December 31, 2019	0.05%	0.17%
December 31, 2018	0.08%	0.45%

This calculation considers the accounts receivable figure overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

For the export market, around 80% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 27% of the portfolio has guarantees, mainly surety from the partners of counterparties, complemented by credit insurance.

(b)	Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor’s, Moody’s and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

F- 70

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

		2020	2019
Financial assets with risk assessment
AAA		13,639,273	5,475,075
AA+		412,612	109,933
AA		735,755
AA-		199,405	1,458,424
A+		1,336,334	159,848
A		53,941	121,132
A-		91,487	1,171,746
BBB+		982,225
BBB		49
		17,451,081	8,496,158
Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	54,562	4,934
		54,562	4,934

Total		17,505,643	8,501,092

(i)	Investments approved by the Management of the Company, in accordance with the financial policy.

20.6	Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)	Selection of risks

On December 31, 2020, the main risks that can affect the value of Company’s financial instruments are:

•	U.S. dollar/Brazilian Real exchange rate;
•	Mexican peso/Brazilian Real exchange rate;
•	Libor floating interest rate;
•	IPCA inflation rate;
•	Selic interest rate; and
•	CDI interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)	Value at risk

The value at risk of the derivatives held by the Company which is defined as the loss that could result in one month as from December 31, 2020, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$91,437 for put options and call options (Note 20.3.1 (a.i)), US$1.280 for the swap of Libor related to Braskem Idesa project (Note 20.3.1 (a.iii)), US$29,511 for Dollar swap (Note 20.3.1(a.ii)) and US$8,623 for NCE swap.

(c)	Selection of scenarios

F- 71

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

The Focus Market Readout published by the Central Bank of Brazil (“BACEN”) was used to create the probable scenario for the U.S. dollar/Brazilian Real exchange rate, the Selic interest rate and the CDI interest rate as at December 31, 2020. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

According to the Market Readout, at the end of 2021, the U.S. dollar will remain at approximately R$5.14, while the Selic rate should remain at 2.00% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, the average projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, published in December 2020, in comparison with the Treasury Rate curve on December 31, 2020.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date December 31, 2020. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected daily. Therefore, during the period for reporting these financial statements, the current value and the probable scenario of these parameters may have changed. However, Braskem’s gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned reporting date.

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

F- 72

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
			Gain (losses)
		Reasonably possible	Possible
Instrument / Sensitivity	Probable	(14%)	(41%)

Brazilian real/U.S. dollar exchange rate
Bonds	433,084	(5,443,471)	(16,330,414)
Braskem Idesa borrowings	84,014	(1,055,976)	(3,167,929)
Export prepayments	11,245	(141,336)	(424,009)
Investments	10,873	(136,663)	(409,988)
SACE	21,061	(264,720)	(794,160)
Dollar call and put options (i)	43,060	(568,577)	(2,117,282)
Swap NCE	5,973	(75,052)	(225,210)
Dollar swap x CDI	20,419	(256,577)	(769,919)
MONFORTE	3,278	(41,201)	(123,603)
Nexi	12,844	(161,433)	(484,299)
Other	5,699	(71,635)	(214,904)
Financial investments abroad	(52)	648	1,943

			Gain (losses)
		Reasonably possible	Possible
Instrument / Sensitivity	Probable	(40%)	(120%)

Libor floating interest rate
Export prepayments	(2,232)	(5,344)	(16,031)
Swap	4,386	10,536	31,419
Braskem Idesa borrowings	(39,804)	(95,278)	(285,834)
Nexi	(18,355)	(43,936)	(131,809)
SACE	(20,954)	(50,158)	(150,473)
MONFORTE	(1,228)	(2,940)	(8,819)
Investments	(9,734)	(23,301)	(69,902)
Other	(1,178)	(2,820)	(8,460)

			Gain (losses)
		Reasonably possible	Possible
Instrument / Sensitivity	Probable	(15%)	(45%)

CDI interest rate
Export credit notes		(3,942)	(11,905)
Debentures		(848)	(2,574)
Financial investments in local currency		36	108
Other non commercial paper		(3,486)	(10,493)

			Gain (losses)
		Reasonably possible	Possible
Instrument / Sensitivity	Probable	(54%)	(161%)

IPCA interest rate
Debêntures	(268)	(21,395)	(68,834)
BNDES	(2,493)	(212,224)	(780,565)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	(9)	(715)	(2,336)

			Gain (losses)
		Reasonably possible	Possible
Instrument / Sensitivity	Probable	(15%)	(45%)

Selic interest rate
Leniency agreement		(6,164)	(18,516)

(i) The Company is in the short position of a possible counterparty call.

F- 73

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

21	Taxes payable

	2020	2019

Brazil
IPI	125,338	58,945
ICMS	403,422	184,728
PIS and COFINS	284,944	150,664
Other	43,560	37,857

Other countries
Value-added tax	16,027	11,933
Other	80,768	8,112
Total	954,059	452,239

Current liabilities	952,689	322,886
Non-current liabilities	1,370	129,353
Total	954,059	452,239

22	Income tax (“IR”) and social contribution (“CSL”)

Income tax expense comprises current and deferred tax. It is recognised in profit, or items recognised directly in equity or in OCI.

(a)	Current income tax and social contribution

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax assets and liabilities are offset only if certain criteria are met.

Income tax and social contribution, presented in current assets, amount to R$1,547,916 on December 31, 2020. Out of this total, R$982 million relates to the tax refund from a U.S. Government program. On March 27, 2020, the U.S. government approved a program to assist U.S. companies that were enacted in response to the economic impacts caused by Covid-19, called the Coronavirus Aid, Relief, and Economic Security Act (“CARES” Act).

The act enables Braskem America to opt for a tax benefit involving the deduction of 100% of the depreciation of the costs of assets put into operation in 2020 (“bonus depreciation”), which enabled taxpayers to offset the tax losses generated as from January 1, 2021, or in the five prior fiscal years. With the benefit from the bonus depreciation, Braskem America determined a tax refund of R$982 million, recorded as income tax recoverable.

F- 74

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
(b)	Amounts recognized in profit and loss

		2020	2019	2018

(Loss) before IR and CSL		(9,683,784)	(4,603,068)	3,604,736

IR and CSL at the rate of 34%		3,292,487	1,565,043	(1,225,610)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		6,595	3,469	(302)
Thin capitalization		(695,741)	(221,337)
Effect of the refund of Braskem America's tax benefit	(i)	(737,841)
Difference of rate applicable to each country	(ii)	252,323	293,647	468,129
Fine in leniency agreement		-	(25,390)
Effect from the retrospective tax rate on bonus depreciation of Braskem America		334,460
Other permanent adjustments		216,195	347,238	21,232

Effect of IR and CSL on results of operations		2,668,478	1,962,670	(736,551)

Breakdown of IR and CSL:

Current IR and CSL expense
Current year		(52,830)	(251,641)	(512,951)
Changes in estimates related to prior years		-	22,696	3,177
		(52,830)	(228,945)	(509,774)

Deferred IR and CSL expense
Origination and reversal of temporary differences		2,677,328	2,062,501	(369,546)
Tax losses (IR) and negative base (CSL)		-	129,114	142,769
Recognition of previously unrecognised
deductible temporary differences		43,980
		2,721,308	2,191,615	(226,777)

Total		2,668,478	1,962,670	(736,551)

Effective rate		27.6%	42.6%	20.4%

(i)	Considering Universal Basis Taxation (“TBU”), the tax refund provided by U.S. Government affects the tax calculation of Braskem S.A. arising from the offsetting of Income Tax and Social Contribution Tax (IRPJ/CSLL) in the years of use of the bonus depreciation benefit. The amount calculated was R$738 million, which was recorded under current and non-current liabilities, in the item income tax and social contribution tax.

(ii)	Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

	Official rate - %
	Headquarters
	(Country)	2020	2019	2018

Braskem Alemanha	Germany	31.18	31.18	31.18
Braskem America e Braskem America Finance	USA	21.00	21.00	21.00
Braskem Argentina	Argentina	30.00	30.00	30.00
Braskem Chile	Chile	27.00	27.00	27.00
Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc	Netherlands	25.00	25.00	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México		-
Braskem México Serviços and Braskem México Proyectos	Mexico	30.00	30.00	30.00
Braskem India	India	30.00

F- 75

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

(c)	Deferred income tax and social contribution

Refer to Note 3.2.1 for the uncertainties on assumptions and estimates regarding deferred tax assets.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognise a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

(b.i)	Changes in balances of deferred tax assets and liabilities

Assets	As of December 31, 2018	Impact on the P&L	Impact on the equity	Other	As of December 31, 2019	Impact on the P&L	Other comprehensive income	As of December 31, 2020

Tax losses (IR) and negative base (CSL)	2,021,578	129,114			2,150,692	1,127,492		3,278,184
Goodwill amortized	39,282	(17,605)			21,677	(15,157)		6,520
Exchange variations	39,959	1,092,392			1,132,351	2,685,264		3,817,615
Temporary adjustments (i)	802,170	1,555,097			2,357,267	2,639,070		4,996,337
Business combination	159,572	(74,033)			85,539	(29,328)		56,211
Tax credits	176,290	110,080		(236,537)	49,833	27,199		77,032
Other		62,288			62,288	(16,922)		45,366
	3,238,851	2,857,333		(236,537)	5,859,647	6,417,618		12,277,265

Liabilities
Amortization of goodwill based on future profitability	723,336	(651)			722,685	(463)		722,222
Tax depreciation	1,009,912	893,115			1,903,027	1,834,142		3,737,169
Temporary adjustments	276,700	155,887			432,587	(274,355)		158,232
Business combination	1,302				1,302			1,302
Present value adjustment and amortized cost	57,167	(45,891)			11,276	68,644		79,920
Hedge accounting		(419,269)	419,269			1,788,568	(1,788,568)
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	444,075	(50,302)			393,773	(114,452)		279,321
Long term incentive plan - LTI		(5,843)	5,843			(4,823)	4,823
Health care		43,734	(43,734)			(8,020)	8,020
Other	3,783	94,938	(93,284)		5,437	407,069	(408,981)	3,525
	2,516,275	665,718	288,094		3,470,087	3,696,310	(2,184,706)	4,981,691

Net	722,576	2,191,615	(288,094)	(236,537)	2,389,560	2,721,308	2,184,706	7,295,574

Presentation in the balance sheet:
Non-current assets	1,104,158				2,662,596			8,529,972
(-) Non-current liabilities	381,582				273,036			1,234,398

(i) Temporary provisions include the deferred tax on provision for geological event in Alagoas (R$3,190 million), contingencies (R$424 million), among other provisions.

F- 76

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

(b.ii)	Offset for the purpose of presentation in the statement of financial position

		2020
	Headquarters
	(Country)	Tax calculation	Offsetting	Balance

Assets
Braskem S.A.	Brazil	8,626,703	(2,090,002)	6,536,701
Braskem Argentina	Argentina	2,850		2,850
Braskem America	USA	293,942	(293,942)
Braskem Alemanha	Germany	47,277		47,277
Braskem Chile	Chile	287		287
Braskem Idesa	Mexico	3,213,624	(1,356,693)	1,856,931
Braskem Idesa Serviços	Mexico	14,765		14,765
Braskem México Serviços	Mexico	8,503		8,503
Cetrel	Brazil	23,645	(5,269)	18,376
DAC	Brazil	45,669	(1,387)	44,282
		12,277,265	(3,747,293)	8,529,972

Liabilities
Braskem S.A	Brazil	2,090,002	(2,090,002)
Braskem America	USA	1,528,340	(293,942)	1,234,398
Braskem Idesa	Mexico	1,356,693	(1,356,693)
Cetrel	Brazil	5,269	(5,269)
DAC	Brazil	1,387	(1,387)
		4,981,691	(3,747,293)	1,234,398

		2019
	Headquarters
	(Country)	Tax calculation	Offsetting	Balance

Assets
Braskem S.A.	Brazil	3,679,547	(2,072,130)	1,607,417
Braskem Argentina	Argentina	1,010		1,010
Braskem Alemanha	Germany	28,176		28,176
Braskem Chile	Chile	162	(162)
Braskem Idesa	Mexico	2,056,723	(1,117,641)	939,082
Braskem México Serviços	Mexico	9,677		9,677
Cetrel	Brazil	24,313	(5,846)	18,467
DAC	Brazil	60,039	(1,272)	58,767
		5,859,647	(3,197,051)	2,662,596

Liabilities
Braskem S.A	Brazil	2,072,130	(2,072,130)
Braskem America	USA	271,285		271,285
Braskem Chile	Chile	1,913	(162)	1,751
Braskem Idesa	Mexico	1,117,641	(1,117,641)
Cetrel	Brazil	5,846	(5,846)
DAC	Brazil	1,272	(1,272)
		3,470,087	(3,197,051)	273,036

F- 77

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

(b.iii)	Realization of deferred income tax and social contribution

		Balance at	Realization
		December 31,						2026	2029
Assets	Note	2020	2021	2022	2023	2024	2025	to 2028	thereafter

Tax losses (IR) and negative base (CSL)	(i)	3,278,184	223,932	362,165	419,451	566,290	629,925	1,076,421
Goodwill amortized		6,520	4,020	323	323	323	323	968	240
Exchange variations	(ii)	3,817,615	1,002,396	155,813	81,553	422,587	88,013	1,050,218	1,017,035
Temporary adjustments	(iii)	4,996,337	1,444,987	1,033,617	627,483	39,853	17,380	1,432,993	400,024
Business combination	(iv)	56,211	28,963	27,248
Tax credits	(v)	77,032	77,032
Other		45,366							45,366
		12,277,265	2,781,330	1,579,166	1,128,810	1,029,053	735,641	3,560,600	1,462,665

Liabilities
Amortization of goodwill based on future profitability	(vi)	722,222	330	303	280	913	1,370	1,917	717,109
Tax depreciation	(vii)	3,737,169	857,451	666,224	528,555	528,929	311,245	158,330	686,435
Temporary differences	(viii)	158,232	17,581	17,581	17,581	17,581	17,581	52,745	17,582
Business combination	(ix)	1,302							1,302
Present value adjustment and amortized cost	(x)	79,920	3,826	12,279	1,744	8,967	10,494	22,386	20,224
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		279,321	35,445	35,445	35,445	35,445	35,445	102,096
Other		3,525							3,525
		4,981,691	914,633	731,832	583,605	591,835	376,135	337,474	1,446,177

Net		7,295,574	1,866,697	847,334	545,205	437,218	359,506	3,223,126	16,488

Basis for constitution and realization:

(i)	In Brazil, the use of tax losses is limited to 30% of the taxable profit for the year; however, the balance does not expire. Meanwhile, in Mexico there is no limit on the amount that can be used in the year; however, the tax losses expire in 10 years. The realization of Tax Losses in the consolidated results consider the taxable profit expected by the Company over a 10-year horizon. For the Braskem S.A., this realization is associated with the completion of administrative processes related to years in which such tax losses were sustained.
(ii)	In Brazil, the Company opted to tax exchange variation of assets and liabilities denominated in foreign currency under the cash method. Thus, this variation will be realized as assets and liabilities are received/paid. For accounting purposes, exchange variation is recognized under the accrual basis, which results in the recognition of deferred IR and CSL.
(iii)	Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods. In 2019 and 2020, the provisioning of expenses arising from the geological event in Alagoas produced a material impact.
(iv)	Refers to: tax-related goodwill and contingencies recognized from business combinations. Tax realization of goodwill occurs upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.
(v)	Tax credits arising from the balance of tax paid on profit abroad and the worker’s food program.
(vi)	Goodwill for the future profitability of the merged companies is not amortized since the adoption of Law 11.638/07. Tax realization is associated with the write-off of goodwill due to impairment or upon divestment.
(vii)	For calculation of IR and CSL, assets are depreciated at rates higher than those used for accounting purposes. As tax depreciation is exhausted, these deferred IR and CSL start to be realized.
(viii)	Accounting provisions of transaction costs in financing acquisitions.
(ix)	Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.
(x)	Additional adjustment, upon adoption of Law 11.638/07, of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Annually, the Company revises its projection of taxable income based on its Business Plan (Note 3.2.1). If this projection indicates that the taxable income will not be sufficient to realize the deferred taxes, the amount corresponding to portion of the deferred tax that will not be recovered is written off.

23	Sundry provisions

See accounting policies in Note 3.2.3.

F- 78

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

		2020	2019
Provision for environmental damages	(a)	602,490	365,155
Provision for customers rebates	(b)	123,465	84,110
Other		148,253	55,941
Total		874,208	505,206

Current liabilities		362,407	203,134
Non-current liabilities		511,801	302,072
Total		874,208	505,206

(a)	Provision for recovery of environmental damages

Braskem operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred during several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we reevaluate our potential exposure related to environmental matters. The Company has identified areas where remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies. The Company monitors the areas under study to capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations.

(b)	Rebates

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

(c)	Changes in provisions

		Recovery of
		environmental
	Rebate	damage	Other	Total

December 31, 2018	88,026	307,546	28,970	424,542

Additions, monetary adjustments and exchange variation	74,299	144,617	34,194	253,110
Write-offs through usage and payments	(78,215)	(87,008)	(7,223)	(172,446)

December 31, 2019	84,110	365,155	55,941	505,206

Additions, monetary adjustments and exchange variation	150,132	306,274	119,831	576,237
Write-offs through usage and payments	(110,777)	(68,939)	(27,519)	(207,235)

December 31, 2020	123,465	602,490	148,253	874,208

24	Contingencies

F- 79

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. These claims are of a tax, labor and social security, civil and corporate nature. Proceedings assessed as having a probable chance of loss are provisioned for, as described in Note 3.2.3. Proceedings assessed as having a possible chance of loss are not provisioned for.

In addition, Braskem also is a plaintiff to several lawsuits. In these cases, the Company discloses the contingent asset when the receipt of economic benefits is probable. However, when the realization of the benefit is virtually certain, the related asset no longer constitutes a contingent asset, and as such amount is recognized.

Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

24.1	Claims with probable chance of loss and contingent liabilities arising from business combinations

		2020	2019
Labor claims	(a)	280,066	315,437

Tax claims	(b)
Normal operations
IR and CSL		57,662	22,284
PIS and COFINS	(i)	226,742	196,356
ICMS		14,104	70,645
Other tax claims		19,759	18,475
		318,267	307,760

Business Combination
IR and CSL		3,680	3,581
PIS and COFINS	(ii)	65,041	63,291
ICMS - interstate purchases	(iii)	305,747	297,456
		374,468	364,328

Corporate claims	(c)	126,057	118,485

Civil claims and other		52,229	45,514

		1,151,087	1,151,524

(a)	Labor claims

The provision on December 31, 2020 is related to 529 labor claims, including occupational health and security cases (604 in 2019). The Management of Braskem, based on its assessment and of its external legal advisors, estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

(b)	Tax claims

On December 31, 2020, the main claims are the following:

(i)	Non-cumulative PIS and COFINS

The Company is charged amounts arising from compensation of Non-Cumulative PIS and COFINS tax credits in the years from 2005 to 2010 and from 2012 to 2016 that were not approved by the Federal Revenue Service of Brazil ("RFB"), mainly related to the following topics:

F- 80

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

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

On December 31, 2020, the balance of this provision was R$197,707 (R$193,139 in 2019).

The Management of Braskem, based on its assessment and of its external legal advisors and considering the precedents on the matters at the Administrative Council of Tax Appeals (“CARF”), estimates that the administrative procedures will be concluded in 2025.

(ii)	PIS and COFINS taxes

The Company is assessed for the payment of these taxes in many legal and administrative claims, such as:

•	Insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-compliance with the widening the tax calculation base and increasing the contribution rate envisaged in Law 9.718/98;

•	Offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

•	Rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2.445 and 2.449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired; and

•	Alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

On December 31, 2020, the balance of this provision was R$65,041 (R$63,291 in 2019). The Management of Braskem, based on its assessment and of its external legal advisors. Management estimates the administrative procedures will conclude in 2023 and the court decisions in 2030.

Guarantees were offered for court claims in the form of bank guarantee and finished products, which, together, cover the amount of claims.

(iii)	ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of allegedly committing the following violations:

F- 81

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
•	Undue use of ICMS tax credits in the amount of R$58,164, due to the recording of credits indicated in the invoices for the sale of “acrylonitrile,” “methyl acrylate” and “methyl methacrylate,” issued by Acrinor Acrilonitrila do Nordeste S/A and Proquigel Química S/A, since the products were to be exported, and were therefore exempt from payment of ICMS tax;

•	The fine for the abovementioned tax offense corresponds to 100% of the principal value recorded, as per Article 527, item II, sub-item “j” jointly with paragraphs 1 and 10 of RICMS/SP;

•	Fine in the amount of 30% on R$480,389, which corresponds to the sum of the amounts indicated in tax documents whose outflow of goods was not identified by the tax authority, entered based on the provisions of Article 527, item IV, sub-item “b” jointly with paragraphs 1 and 10 of RICMS/SP; and

•	Fine due to lack of presentation of tax documents requested under a specific deficiency notice, as per Article 527, item IV, sub-item “j” jointly with paragraphs 8 and 10 of RICMS/SP.

After ending the discussions in the administrative sphere in 2015 with the partial reduction in contingency, the Company proposed lawsuits to continue the discussion.

On December 31, 2020, the balance of this provision was R$305,747 (R$297,456 in 2019). The Management of Braskem, based on its assessment and of its external legal advisors. Management estimates the legal procedures will conclude in 2026.

These lawsuits are secured by a guarantee insurance.

(c)	Corporate claims

It is an ordinary collection claim combined with a request for damages for losses, in which a former shareholder requests the payment of dividends and a share bonus arising from the class "A" preferred shares of the dissolved company Salgema Indústrias Químicas S.A.

Once the claims were granted, the amount effectively owed by Braskem began to be calculated. During this phase, the judge recognized that dividends and bonus related to the years prior to 1987 had become time-barred. However, the Alagoas State Court of Appeals reviewed the decision to include that the amounts related to such period also were owed by Braskem. Against the decision, Braskem filed a Special Appeal with the Superior Court of Justice (“STJ”), which was partially granted. Currently, the Company awaits the decision of the STJ regarding the merits of the appeal (i.e., the time-barring of the right of the shareholder to receive dividends for said period).

On December 31, 2020, Braskem recognized a provision for a possible negative ruling of R$66,957 (R$64,305 in 2019).

(d)	Changes in claims with probable chance of loss

F- 82

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

			Corporate	Civil claims
	Labor claims	Tax claims	claims	and other	Total

December 31, 2018	177,751	607,079	111,049	69,438	965,317

Additions, monetary adjustments and exchange variation	322,102	98,618	7,436	11,465	439,621
Payments	(83,189)	(6,348)		(3,918)	(93,455)
Reversals	(101,227)	(27,261)		(31,471)	(159,959)

December 31, 2019	315,437	672,088	118,485	45,514	1,151,524

Additions, inflation adjustments and exchange variation	140,386	130,302	10,242	32,207	313,137
Payments	(42,174)	(21,649)		(9,166)	(72,989)
Reversals	(133,583)	(88,006)	(2,670)	(16,326)	(240,585)

December 31, 2020	280,066	692,735	126,057	52,229	1,151,087

24.2	Claims and contingent liabilities with possible chance of loss

	Note	2020	2019

Tax claims	(a)	11,911,746	6,199,283
Civil claims - Alagoas	26	796,712	33,973,320
Civil claims - Other	(b)	708,120	769,126
Labor claims	(c)	663,448	642,229
Environmental claims	(d)	507,973	166,897
Social security claims	(e)	326,730	29,830
Other lawsuits	(f)	530,927	350,016
Total		15,445,656	42,130,701

(a)	Tax

IR and CSL – Exchange variation on naphtha imports

In December 2017 and December 2020, the Company received a tax deficiency notice related to the disallowance of exchange variation expenses between the due date of commercial invoices and the effective payment of obligations related to naphtha imports, related to calendar years 2012 and 2015, respectively. Regarding calendar year 2012, disallowances led to the adjustment of tax losses and social contribution tax loss carryforwards. For 2015, a tax credit was registered accompanied by a qualified fine corresponding to 150% of the amount of the tax deficiency notice.

The tax deficiency notice issued in December 2020 also resulted in partial disallowance of the cost of naphtha imported from its subsidiary abroad, in an amount corresponding to the profit margin calculated by the subsidiary in the naphtha resale operations, carried out in 2014 and 2015.

The adjusted amount as of December 31, 2020 of said uncertain tax treatment is approximately R$1 billion.

Braskem’s Management, based on its evaluation and that of its external legal advisors, estimates that: i) the probability of loss is possible given the regularity of using trading in import operations; the exchange variation expense is accessory to the principal and, therefore, deductible; fluctuations in exchange rates are not predictable;

F- 83

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

there are errors in the calculation of the subsidiary’s profit margin; ii) the administrative proceedings will be concluded in 2026.

ICMS – Credit reversal on output with tax deferral

In July and December 2020, the Company was notified, by the State of Alagoas, due to the lack of ICMS tax payment arising from the alleged lack of reversal of the tax credited in operations prior to outflows with tax deferral.

On December 31, 2020, the adjusted value of these cases was R$569 million.

Braskem’s Management, based on its evaluation and that of its external legal advisors, estimates that: i) the probability of loss is possible due to court precedents and evidence produced; and that the deferral is not a tax benefit and the establishment notified does not receive incentives, therefore the credit reversal is not necessary (whose maintenance, in addition, is assured by the legislation in force on said date); ii) the administrative proceedings should be concluded by 2025.

Tax on Financial Operations (“IOF”)

The Company was a party to claims for the collection of IOF tax debits in administrative proceedings and lawsuits, which claimed: (i) non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking accounts conducted by the merged companies Quattor Participações S.A. and Quattor Química S.A., which were considered loans by Brazilian Federal Revenue; and (ii) requirement to pay IOF/credit on fund transfers and receipts between the Company and CPN Incorporated through a checking account contract and the single cash management related to the period from May 2002 to April 2004.

In April 2020, the administrative decision that deemed invalid the claim discussing the characterization of loans in AFAC operations and checking accounts became final and unappealable, reducing this contingency by R$108 million. On December 31, 2020, the updated value of the remaining claims related to the topic corresponded to R$59 million.

The external legal advisors of the Company estimate that the administrative proceedings should be concluded by 2027.

The Company offered guarantee that cover the full amount in litigation.

IRPJ and CSLL – Foreign earned income – Braskem America

In July 2020, the Company was notified by the Federal Revenue Service for not subjecting to taxation the income earned abroad by its subsidiary Braskem America Inc. in fiscal year 2015, given the nonconsideration of the tax credits obtained by this foreign subsidiary. The notification also involves allegations of undue offset of social contribution tax loss carryforwards for fiscal year 2016, due to the nonexistence of balances, given the disallowances arising from tax deficiency notices and the applications under tax amnesty programs.

At December 31, 2020, the updated amount of the taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards under said tax deficiency notice was R$279 million.

Braskem’s Management, based on its evaluation and that of its external legal advisors, estimates that this administrative proceeding should be concluded by 2025.

F- 84

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

IRPJ and CSLL – Foreign earned income – Braskem Holanda

The Company received a deficiency notice from Brazilian Federal Revenue Service, referring to fiscal years 2015 and 2016, stating its disagreement with the application of the Agreement between Brazil and the Netherlands to avoid double taxation, which establishes that profits earned by Dutch companies cannot be taxed in Brazil.

Braskem’s management, based on the assessment of its external legal advisors, understands that the profits earned by its subsidiary abroad are exempt from taxation in Brazil under Article 7 of said Agreement between Brazil and the Netherlands to avoid double taxation. It is pending in the administrative sphere. The updated amount as of December 31, 2020 of the uncertain tax treatment is approximately R$3.7 billion.

The administrative proceeding should be concluded by 2025.

PIS, COFINS: taxation of liability reductions settled in connection with the installment plan under Provisional Executive Order (“MP”) 470/09

The Company received notice for not applying to PIS and COFINS taxes the reductions for fines and interest, in view of the adoption of the installment plan offered under MP 470/09.

On December 31, 2020, the updated value of this proceeding amounted to R$892 million.

Braskem’s Management, based on its evaluation and that of its external legal advisors, estimates that the probability of loss is possible, since the liability reductions arising from the amnesty and tax installment program, offered by the Federal Government, are not income taxable by PIS and COFINS and, even if so, should be considered financial income taxable, at the time, at a rate of zero.

The administrative proceeding should be concluded by 2021.

IR and CSL – Charges with goodwill amortization

The Company was served by the RFB for deducting amortization charges, from 2007 to 2013, relating to goodwill originated from acquisitions of shareholding interests in 2002. In that year, several business groups divested their petrochemical assets, which enables the consolidation of those petrochemical assets and consequently the formation of Braskem.

After definitive reductions made in the administrative instance, on December 31, 2020, the updated contingency is R$1 billion.

Braskem’s Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible, since the equity interests were acquired with effective payment, a business purpose and the participation of independent parties; (ii) these administrative proceedings should be concluded by 2022, while the only current court proceeding should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the court proceeding.

Non-cumulative PIS and COFINS taxes

The Company received a deficiency notice from the RFB due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process.

F- 85

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

The matters whose chance of loss is deemed as possible are mainly related to the following: (i) effluent treatment services; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; (iv) extemporaneous credits from various acquisitions; and (v) property, plant and equipment. These matters have already been contested at the administrative and court level and comprise the period from 2006 to 2016.

On December 31, 2020, the amount under discussion of these notices is R$1.3 billion (R$1.2 billion in 2019).

The Management of Braskem, based on its assessment and of its external legal advisors, estimates that: (i) the administrative proceedings should be concluded by 2025, while the lawsuits should be concluded by 2030; and (ii) in the event of an adverse ruling for the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. These estimates are based on the probability of loss of the Company's defense thesis, based on previous administrative and court precedents.

The Company offered a performance bond that covers the total amount involved in the only current court proceeding.

Income Tax (IR) and Social Contribution (CSL) – Unlimited offsetting

In December 2009 and March 2017, the Company received tax deficiency notices claiming that the methodology used to offset tax losses and tax loss carryforwards that failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Corporate Income Tax and Social Contribution liabilities in merger operations, respectively, in November 2017 and August 2013.

On December 31, 2020, the updated value of the contingency amounted to R$352 million (R$348 million in 2019).

Braskem’s Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible for these proceedings, since the noncompliance with the 30% limit mentioned above was exclusively due to the last Corporate Income Tax Statements (DIPJ) submitted by the Company, which was dissolved due to its merger into Braskem S.A.; (ii) the court proceedings should be concluded by 2030.

The Company offered performance bonds that cover the total amount involved in the court proceeding.

ICMS

The Company is involved in many ICMS collection claims drawn up in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia, Pernambuco and Alagoas, which materialized in administrative and court proceedings. The matters assessed as possible losses include the following topics:

•	ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must not necessarily be an integral part of the finished product, and can be consumed in the production process.

•	ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.

•	internal transfer of finished products for an amount lower than the production cost;

F- 86

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

•	omission of the entry or shipment of goods based on physical count of inventories;

•	lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•	non-payment of ICMS on the sale of products subject to tax substitution method and credit from acquisitions of products subject to tax substitution;

•	fines for the failure to register invoices;

•	nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market of the Electric Power Trading Chamber; and

•	usage of ICMS tax base below the level envisaged in legislation for internal transfers to another unit in the State of Alagoas of DCE (dichloroethane), between January 2013 and May 2016, which is a product that is not subject to deferral in such transactions. The payment represents 30% of the total contingency.

On December 31, 2020, the adjusted value of these proceedings was R$883 million (R$740 million in 2019).

The Management of Braskem, based on its assessment and of its external legal advisors, estimates that: (i) these administrative proceedings are expected to be terminated in 2025, while the court proceedings are expected to be terminated in 2030; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered performance bonds that cover the total amount involved in the current court proceedings.

PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the administrative and judicial courts, with possible probability of loss, which discuss the alleged undue offsetting of credits arising from other administrative proceedings and lawsuits, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees – Federal Laws 2.445 and 2.449; and (v) the COFINS tax arising from the undue payment or payment in excess.

On December 31, 2020, the adjusted amounts involved of these assessments total R$130 million.

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

The Company offered guarantees that cover the total amount involved in the current court proceedings.

IRRF, IR and CSL – Commission expenses

F- 87

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

In December 2017, the Company received a tax deficiency notice from the Brazilian Federal Revenue arising from: (i) the disallowance of commission expenses paid by Braskem in 2011; (ii) the disallowance of commission expenses paid by Braskem Inc. in 2013 and 2014; (iii) lack of payment of withholding income tax (IRRF) on the payments referred to in the previous item; and (iv) the disallowance of advertising expenses incurred in 2013.

On December 31, 2020, the updated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notice is R$139 million (R$133 million in 2019).

The assessment of possible loss in this claim is based on the following: (i) the expenses incurred in 2011 already are subject to the statute of limitations. Furthermore, the tax credit recognized by the Brazilian Federal Revenue considered the sum of the disallowances disputed in other administrative proceedings that are pending a final decision, which do not belong in the claim in question; (ii) the expenses incurred by Braskem INC already were paid by the Company itself, which led only to the reduction of its tax loss backlog, without the need to pay additional taxes; (iii) the IRRF claimed by the Brazilian Federal Revenue aims to reach a taxpayer located abroad, which as such is not subject to Brazilian tax law; and (iv) the disallowed advertising expenses are related to the Company’s business activities.

Braskem’s Management, based on its evaluation and that of its external legal advisors, estimates that this administrative proceeding should be concluded by 2022.

Isolated fine – failure to ratify DCOMPS

In 2016 through 2020, the Company received notifications of individual fines imposed due to the use of credits from: (i) non-cumulative PIS/COFINS taxes; (ii) negative balances of IRPJ/CSLL taxes; (iii) REINTEGRA credits; and iv) other credits, for offsets not approved by the Brazilian Federal Revenue.

On December 31, 2020, the updated value of these deficiency notices amounted to R$345 million (R$289 million in 2019).

Braskem’s Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible, due to favorable court precedents, especially in the judicial sphere; (ii) these administrative proceedings should be concluded by 2025, while the only current lawsuit should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the judicial proceeding.

IRPJ/CSLL – Negative Balance – Offset

The Company claims, at the administrative and judicial levels, that RFB denies offsets seeking to settle federal taxes with credits arising from negative balance of IRPJ and CSLL.

On December 31, 2020, the updated value of the taxes whose offset was not approved amounted to R$182 million (R$196 million in 2019).

Braskem’s Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible, given the court precedents and the evidence produced in records; (ii) the administrative proceedings should be concluded by 2024, while the court proceedings should be concluded by 2023.

F- 88

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

The Company offered guarantees that cover the total amount involved in the current court proceedings.

PIS and COFINS – DCide-Fuels Tax Offset

The Company is a party to lawsuits claiming PIS and COFINS tax liabilities arising from their offset using Cide-Fuels tax credits, as authorized under Federal Law 10.336/2001.

On December 31, 2020, the adjusted value of these cases was R$116 million.

Braskem’s Management, based on its evaluation and of its external legal advisors, estimates that this proceeding should be concluded by 2030.

The Company offered guarantee that cover the total amount involved in the current court proceedings.

Foreign exchange gains and deduction of interest paid to related parties – Braskem Mexico

In November 2020, the Mexican Tax Administration Services issued their observations from the tax audit performed for the fiscal year 2016 on Braskem México Proyectos S.A. de C.V., SOFOM ENR, regarding two matters: (i) the calculation of foreign exchange gains; and (ii) the deduction of interest paid to foreign related parties.

The tax audit observation letter received from the tax authority is not a tax assessment nor a conclusion of the audit inspection procedures. Management, based on its assessment and of its external legal advisors, considers that there are reasonable arguments for defending the methodology applied, which is in accordance with the applicable tax rules. The updated amount as of December 31, 2020 of said uncertain tax treatment is R$96.1 million.

(b)	Civil

Excess weight

Public-Interest Civil Action filed by the Federal Prosecution Office in Brasilia (“MPF”), with the objective of holding the company liable for damages caused to federal roads by trucks carrying excess weight, involving the amount of R$61.8 million at December 31, 2020 (R$61.2 million in 2019). The action seeks to indemnify the country for collective pecuniary damages and pain and suffering. A decision was rendered in the principal case denying all claims made by the MPF. The case is awaiting judgment of appeal filed by MPF at the STJ.

Caustic soda transportation

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

In June 2020, the parties entered into an agreement in which Braskem undertakes to pay, as indemnification, the amount of R$7.4 million (R$65.8 million in 2019). The agreement was approved and paid in October 2020 and, for such reason, said proceedings were concluded.

F- 89

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Resale of solvents

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is pending judgment. On December 31, 2020, the claims prepared by the other party amounted to R$222.8 million (R$204.6 million in 2019).

The risk of this claim is assessed as possible.

Recourse action of insurer

Action for indemnity filed by the insurer of a client of the Company. The insurer seeks, in recourse, reimbursement for the amount paid to the client under the insurance agreement entered into with the client, whose amount adjusted as of December 31, 2020 is R$84.9 million (R$77.7 million in 2019). According to the Insurer, the losses sustained by the client, reimbursed by the insurer, allegedly were caused by products supplied by Braskem outside of specifications. The action is pending judgment.

Hashimoto Public-Interest Civil Action

The Public-Interest Civil Action was filed in June 2018 by the São Paulo State Public Prosecutor’s Office against the Company and other firms that operate in the Capuava Petrochemical Complex, claiming the reparation and/or remediation of environmental damages supposedly arising from the emission of pollutants into the air, as well as the joint judgement of companies that comprise said complex seeking environmental moral damages in the inflation-adjusted amount of R$144.4 million (R$126.5 million in 2019). Braskem filed its defense in December 2020. The defense of the other defendants and the subsequent decision of the judge is pending.

The Management of Braskem, based on its assessment and of its external legal advisors, believes that the lawsuit possibly will be dismissed within a period of eight years.

(c)	Environmental

Public-Interest Civil Action filed in September 2011 by the Local Government of the city Ulianópolis in Pará State against Braskem and other companies, claiming reparation and/or remediation of environmental damages allegedly resulting from the delivery of waste to the company CBB, which had not disposed of it properly, polluting an area of the Municipality of Município de Ulianópolis, as well as the joint and several liability of these companies for the payment of indemnification for environmental damage in the adjusted amount of approximately R$277 million. The companies filed their defense and the judge’s decision is pending.

Management of Braskem, based on its assessment and of its external legal advisors, believes that the lawsuit possibly will be dismissed within a period of eight years.

(d)	Social security

In 2012, the Company withdrew sponsorship of the plans Petros Copesul and Petros PQU, whose private pension entity was Petros, remaining the obligation established under the Sponsorship Withdrawal Instrument to pay the mathematical reserves of Members, pursuant to Complementary Law 109/2001, which was met in 2015. However, after the payment, several beneficiaries filed individual and collective action regarding various claims, such as: (i) Difference of the Individual Withdrawal Fund; (ii) Change in base date; (iii) age limiter; (iv)

F- 90

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

90% of supplementation; (vi) Return of Contributions; (vii) Difference in Savings Account Reserve; (viii) Objection against legality of Sponsorship Withdrawal.

Currently, this portfolio is composed of 801 (771 in 2019) active cases deemed as possible in terms of financial contingency, representing an estimated disbursement of R$326.7 million (R$29.4 million in 2019).

(e)	Other lawsuits

Incentivized Preferred Shares

The Company currently is subject to the liquidation of an award related to a lawsuit filed in 1988, whose decision required Polialden Petroquímica S.A., a company merged into Braskem, to pay certain non-controlling shareholders that hold preferred shares in Polialden the distribution of the remaining net profit of the company.

The liquidation of award aims to determine the value of the dividends to be paid in accordance with the terms of the decision. The process is awaiting the start of the expert evidence.

This plaintiff is split into several matters. The Company recorded a provision of R$16.9 million for matters whose possibility of an outflow of resources is probable. The ones whose chance of loss is assessed as possible amounted to R$206.4 million.

Social security – hazardous agents

The Company is a party to other administrative proceedings and lawsuits, which claim: (i) payments related to tax-deficiency notices for additional contribution for Occupational Accident Risk (“RAT”) to fund the special retirement plan due to the alleged exposure of workers to hazardous agents; as well as financial penalty for not disclosing it in GFIP (from April 1999 to February 2006); (ii) the assessment of premium for RAT in view of workers’ alleged exposure to hazardous agents (noise and carcinogenic agents) in the period from January 2016 to July 2018; and (iii) the claim in a tax foreclosure, of said additional payment for RAT, related to periods from November 2000 to January 2001 and from November 2001 to June 2002.

After the new tax notice received in May 2020, the total amount of these proceedings on December 31, 2020 is approximately R$182 million (R$47 million in 2019).

Braskem’s Management, based on its assessment and that of its external legal advisors, estimates that the probability of loss is possible and the administrative proceedings should be concluded by 2024, while the only current court proceeding should be concluded by 2028.

No deposit or any other type of guarantee for the proceedings still pending in the administrative instance have been made, and the only lawsuit is secured by a guarantee insurance.

24.3	Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares between March 21, 2019 and July 8, 2020. The action is grounded in the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas. On January 15, 2021, the Court named two plaintiffs to act as lead plaintiffs in the action. On April 28, 2021, the lead plaintiffs of the action filed a consolidated complaint with its initial arguments. The Company engaged a specialized US-based law office to represent it in the class action.

F- 91

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Braskem’s Management, based on its assessment and that of its external legal advisors, and given the initial phase of the potential class action mentioned above, it is not possible at the moment to reliably estimate the potential amount involved.

Braskem cannot reliably predict the future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute. The Company may be named as a defendant in other legal actions.

24.4	Contingent assets

Contingent assets are possible assets whose existence will be confirmed by the occurrence or non-occurrence of uncertain future events that are not wholly within the Company’s control. Contingent assets are not recognised, but they are disclosed when it is more likely than not that an inflow of benefits will occur. However, when the inflow of benefits is virtually certain, an asset is recognised in the financial position statement because that asset is no longer considered contingent.

(i)	Compulsory loans Eletrobrás – Centrais Elétricas Brasileiras S.A.

The compulsory loan in favor of Eletrobrás was established by Federal Law 4.156/62, to finance the energy industry and remained effective until 1993. It was collected through the energy bills of industrial consumers with monthly consumption equal to or higher than 2000kwh and, after successive amendments to the law, the reimbursement, plus compensatory interest of 6% per year, was extended to 20 years, which can be anticipated through conversion of credits into shares issued by Eletrobrás.

Between 2001 and 2009, the companies merged into Braskem S/A filed proceedings seeking the recovery of amounts related to differences in the inflation adjustment of the compulsory loan, interest on arrears and compensatory interest and other related payments.

The Company obtained a favorable final and unappealable decision in the cases of the merged companies Alclor Química de Alagoas Ltda., Companhia Alagoas Industrial – Cinal, Companhia Petroquímica do Sul S.A. – Copesul and Trikem S. A., which are in the execution phase, discussing the amounts to be effectively returned. The cases of the merged companies Ipiranga Petroquímica S.A., Petroquímica Triunfo Ltda. and Quattor Química S.A are in the cognizance phase.

The term, form and amount to be realized are still uncertain, so it is not possible to determine the amount to be received and, for such reason, the asset does not meet the conditions to be recorded in the financial statements.

(ii)	Exclusion of ICMS from the PIS and COFINS calculation basis

The main federal tax credit refers to the exclusion of ICMS from the PIS/COFINS calculation basis. The Company and its merged companies filed various lawsuits claiming recognition of the right to exclude ICMS from the calculation base for PIS and COFINS and the consequent repetition of undue payment. The oldest period of the lawsuit dates back to 1991. In 2020, the final and unappealable decisions of the lawsuit filed by Braskem S.A. itself and of another lawsuit filed originally by a merged company were certified. As a result of these decisions, during 2020, the amount of R$438,044 (R$2,048,782 in 2019) related to surpluses of PIS and COFINS taxes were recognized, of which R$310,557 was recorded under “Other operating income (expenses)” (R$1,904,206 in 2019) and R$127,488 under “Financial income” (R$207,582 in 2019).

F- 92

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Of the total tax credit recorded by the Company related to this topic, since 2019, R$2,067,215 already has been offset. On December 31, 2020, the balance was R$1,002,605, recorded under current assets. The balance on December 31, 2019 was R$2,350,817 (current assets of R$783,199 and non-current assets of R$1,567,618).

With regard to the lawsuits with final and unappealable decisions, certain decisions involve expressly the credit calculation criteria, while others were more generic, only determining the exclusion of this tax. The Company, assisted by specialized third party consulting firm, proceeded with the measurement of these tax credits, basically considering the amount of ICMS stipulated on the sales invoices and other tax information on the accessory obligations to ensure the consistency of the calculations, grounded in the legal opinion.

The Company has other lawsuits about the same topic that are still pending a final and unappealable decision. The oldest period of these lawsuits pending decisions dates back to 1999. On December 31, 2020, the Company estimates future recognition of R$2 billion.

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

F- 93

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
4.	The agreement with the Swiss authorities did not require ratification to produce effects; on December 21, 2016, the OAG concluded its investigations and issued an order to conclude the case based on the Company’s collaboration.

As disclosed to the market on July 10, 2018 and as per the material fact notice on May 27, 2019, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (“CGU”) and the Office of the Attorney General (“AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”).

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. As ratified by the Federal, funds under the MPF Agreement were allocated to the payment of the CGU/AGU Agreement (the outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will be updated by SELIC from the signed date of the CGU/AGU Agreement).

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

Of the aggregate amount of the Agreements, the Company already has paid approximately R$2.7 billion, as follows:

1.	US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;
2.	US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;
3.	CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;
4.	R$736,445 to the MPF, paid on July 6, 2017;
5.	R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;
6.	CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018;
7.	R$278,034 to the MPF, related to the second of six annual installments payable until 2023, paid on January 30, 2019;
8.	CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments payable until 2021, paid on June 27, 2019;
9.	R$257,256 paid on January 30, 2020 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU, as described above;
10.	CHF16,065 (R$92,586) to the Swiss Office of the Attorney General, related to the third of four annual installments payable until 2021, paid on June 30, 2020; and
11.	R$302,640 paid on February 1, 2021 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU.

The amount of outstanding installments is approximately R$1.1 billion and will be paid as follows:

1.	CHF16,065 to the Swiss Office of the Attorney General, corresponding to last outstanding annual installments, due on June 30, 2021;
2.	Approximately R$1 billion under the MPF Agreement and CGU/AGU Agreement, in four annual installments adjusted by the variation in the SELIC rate and payable until January 30 of 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

F- 94

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

In 2019, the Company also began negotiations with the Bahia State and Rio Grande do Sul State Prosecution Offices. Both adhered to the MPF Agreement. No additional payments are expected to be made by the Company.

The Agreements do not exempt the company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company. Therefore, even if the Company does not anticipate the need for any additional payment, it cannot guarantee that the total amount agreed will be sufficient for full reparation of all any injured parties.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. For the last three years, the Company was subject to external independent monitoring as a result of the Agreements. The monitors were responsible for verifying compliance with the Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

In March 2020, based on the certification report issued by the independent monitors, the MPF confirmed the end of the monitorship, the effectiveness of the Company’s compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the DoJ and the SEC confirmed the conclusion of the monitorship established under the agreements signed on December 21, 2016 (“Agreements”) with said authorities. As per the Material Fact notice disclosed by the Company at the time, “the decision of the DoJ and SEC was based on a final report by the independent monitors that attested to the implementation, by the Company, of all the recommendations for structuring and executing its compliance program and that found said program in compliance with the standards established in the Agreements.”

The Company is in compliance with all of its obligations under the Agreements.

26	Geological event - Alagoas

See accounting police in Note 3.2.3.

The Company operated, until May 2019, salt mining wells located in the city of Maceió, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. Right after a geological phenomenon in the region in March 2018, the Company started studies through independent specialist institutions to identify the causes of the geological phenomenon and measures to be taken.

In May 2019, the Brazilian Geological Service (“CRPM”) issued a report on the phenomenon claiming its causes were related to Braskem’s salt mining operations. Despite this, the geological phenomenon of unknown causes continued to be investigated, and a series of studies were conducted. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

With the support of independent institutions and nationally and internationally renowned specialists, the Company conducted and has been conducting a series of studies focusing on: (i) understanding the geological phenomenon and possible surface effects; and (ii) analyzing the situation of the wells. The studies have been shared with the National Mining Agency (“ANM”) and other pertinent authorities, with which the Company has been maintaining constant dialogue.

F- 95

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

On November 14, 2019, Braskem presented to the ANM measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (“IFG”), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas (“Agreement”), entered into by Braskem and the State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”, and in conjunction with the MPE, DPE and MPF, the “Authorities”). The Agreement establishes cooperative actions for relocating residents from risk areas and guaranteeing their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem, for the population in specified risk areas.

In June 2020, the Company received from the Authorities an official letter informing it of the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), which expanded the area to be relocated. On July 15, 2020, the Company and the Authorities signed the First Amendment to the Agreement to incorporate this expansion into the PCF.

In September 2020, specialized and independent technical studies commissioned by the Company and carried out by internationally recognized entities (“Studies”) were concluded. The Studies presented the potential impacts from the geological event on the surface of the region, bringing an analysis of scenarios in the short and long run, which include areas identified by the Civil Defense Map of June 2020. The Studies were submitted to the competent Authorities for definition of possible actions to be taken under mutual agreement. Given the update of the Civil Defense Map, in September 2020, the Company and the Authorities agreed to include additional properties in the PCF, with the execution of the Instrument of Resolutions in October 2020.

In parallel, as previously disclosed, the Company has been negotiating with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 (“Agreement for Compensation of Residents”) through which the parties agreed to include in the Financial Compensation and PCF the relocation of additional properties defined by the Map of Sectors of the Civil Defense, which was updated in December 2020 to consider, among other information, the areas with future surface impacts, including in the long term, according to the Studies and comprising the area affected and with potential to be affected by the geological event according to these documents; and

(ii) the “Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation” and the “Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation” with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 26.1(ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, and should be negotiated in the coming months.

As assessed by the Company and its external advisors, considering the short- and long-term effects of technical studies and the existing information and better estimates of expenses for implementing several measures

F- 96

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

connected with the geological event in Alagoas, the provision recorded on December 31, 2020 is R$9,175,777 with R$4,349,931 under current liabilities and R$4,825,846 under non-current liabilities. On December 31, 2019, the provision was R$3,383,067, with R$1,450,476 under current liabilities and R$1,932,591 under non-current liabilities.

The following table shows the changes in the provision in the fiscal year:

Consolidated
Balance at December 31, 2019	3,383,067
Provisions	7,116,146
Constitution of present value adjusment	(214,319)
6,901,827
Write-offs (*)	(1,181,931)
Realization of present value adjusment	72,814
Balance at December 31, 2020	9,175,777

Current liability	4,349,931
Non-current liability	4,825,846
9,175,777

(*) Of this amount, R$1,137,736 refers to payments made and R$44.195 was reclassified to suppliers.

The amounts included in the provision may be divided among the following action fronts:

a.	Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.

For this action front, a provision was accrued in the amount of R$5,227,254 (R$5,194,627 net of adjustment to present value), which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation and the negotiation of individual agreements for compensation the residents and third parties affected.

b.	Actions for closing and monitoring the salt wells. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation is to be filled with solid material, a process that should take three years. For the other 31 wells, the recommended actions are: conventional closure using the buffering technique, which consists of pressuring the cavity, a method adopted worldwide for cavities post-operation; confirmation of natural filling status; and, for certain wells, monitoring using sonar. The monitoring system implemented by Braskem provides for actions to be developed during and after the closure of wells, which basically are as follows: (i) monitoring using sonar or through pressure and temperature measurement in salt cavities; (ii) subsidence monitoring system; (iii) monitoring of vibrations using seismographs and microseismographs; and (iv) monitoring by tiltmeter and e inclinometer.

The actions conducted by the Company are based on technical studies by contracted experts, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM.

F- 97

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

The plans to close wells have a certain level of uncertainty, given that they may be updated until the cavities reach stabilization. Continuous monitoring is essential for confirming the results of the current recommendations. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

The total provision for implementing the measures defined for the 35 wells is R$1,610,095 (R$1,585,366 net of adjustment to present value). The amount was calculated based on existing techniques and solutions planned for the current conditions of the wells, including expenses with technical studies and their monitoring. The amount provisions could be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

The definition of the necessary measures for the recovery of areas potentially impacted by the geological phenomena depends on a more concrete diagnosis of the situation of the area and further discussion between the Company and the competent authorities (including the ANM).

c.	Social and urban actions, in accordance with the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 (R$1,515,498 net of adjustment to present value) for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, with R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions.

d.	Additional measures, for which the provision amounts to R$899,934 (R$880,286 net of adjustment to present value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure to provide services to residents (Residents Center); (iv) expenses with managing the event in Alagoas related to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The Company’s provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including timing changes, extension and way of execution; effectiveness of action plans, and the conclusion of current and future studies that indicate recommendations of experts, and other new developments on the topic.

Braskem continues to face and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential claims by public utility concessionaires.

The measures related to the mine closure plan are subject to the analysis and approval of ANM, the monitoring of results of the measures and implementation, as well as the changes related to the dynamic nature of geological events.

F- 98

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be defined after the conclusion of the Environmental Diagnosis, to be conducted by a specialized and independent company. At this time, it is impossible to predict the outcome of these Environmental Diagnosis studies or their potential implications for additional disbursements to the costs already provisioned for by the Company. Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the municipality of Maceió, which is under negotiation and will continue over the coming months. To date, the Company cannot predict the results of any discussions or any of their associated costs.

Therefore, the Company cannot eliminate the possibility of future developments related to the topic or related expenses, and the costs to be incurred by Braskem may differ from its estimates.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the financial statements of the Company.

26.1	Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i)	Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender’s Office – Reparation for Residents

Public-Interest Civil Action for Socio-environmental Reparation claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiros district and surrounding areas (currently includes the Mutange, Bebedouro and Bom Parto districts), in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company’s financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion (*) in assets, with the issue by the Company of a performance bond in the total amount of R$6.4 billion. Once the case reached the Federal Courts, the Federal Prosecution Office started to participate in the action.

(*) The unfreezing occurred in January 2020. On December 31, 2019, the updated amount is presented in the caption judicial deposits in current assets in the amount of R$2,571,683 and in non-current assets in the amount of R$1,174,424 corresponding to the long-term portion of the payment schedule.

The first agreement under the Public-Interest Civil Action for Socio-environmental Reparation was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas (“Agreement”), entered into by Braskem and the State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”, and jointly with the MPE, DPE and MPF, the “Authorities”), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem, for the population in specified risk areas. The Agreement enabled the unfreezing of the Company’s assets, the replacement of the former performance bond policies for two new policies in the aggregate amount of R$3 billion (with R$2 billion as guarantee of this ACP and R$1billion for guaranteeing the ACP described in item (ii) below) and the cessation of new asset freezing orders.

In July 2020, the first Amendment to the Agreement was executed to include properties in the relocation area and support under the PCF, based on the update of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”). The Company and the Authorities agreed to include properties in the service area in October, as a result of a new update of the Civil Defense Map after the conclusion of the independent technical and specialized studies engaged by the Company, which indicated potential impacts from the geological event on the region’s surface (“Studies”).

F- 99

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement (“Agreement for Compensation of Residents”) to dismiss the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the most recent version of the Civil Defense Map and in the Studies. The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies. The Company estimates that the total number of properties covered by PCF after the execution of the second amendment is around 15,000 properties.

Moreover, the Company and the Authorities agreed to: (i) created a technical group to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; (ii) transfer R$1 billion to Braskem’s bank account specifically to cover the costs of the PCF, in ten monthly installments of R$100 million each, starting in January 2021; and (iii) reduce the performance bond in force, from R$2 billion to R$1.8 billion.

With the approval by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was dismissed.

To implement the actions envisaged in the Agreement, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement and an additional R$1 billion under the Amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On December 31, 2020, arising from the costs incurred during 2020 related to the PCF, the balance of this checking account corresponded to R$1,322,725 under current assets. During 2021, the Company will allocate R$1 billion to this checking account, in ten monthly installments of R$100 million starting January 2021, as provided for in the Agreement for Compensation of Residents.

(ii)	Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The original amount of the action, initially at R$28.3 billion, was adjusted by a court decision to R$27.6 billion.

In January 2020, the judge of the 3rd Federal Court of Alagoas denied the preliminary requests of the MPF, which filed appealed the decision. To avoid the risk of any new freezing of funds arising from this action, the Company presented a performance bond in the amount of R$1 billion in the process, as defined in the Agreement described in item (i) above.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt the necessary measures to stabilize the cavities and monitor the soil; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company will continue to implement the action plans involving the closure of mines prepared by Braskem and pending approval by the ANM, whose measures can be adjusted until the stability of cavities is verified.

F- 100

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. After the study is concluded, the Company will implement and pay for any measures recommended by the study and agreed upon between the Company and the MPF. Since the study is in progress, we cannot anticipate its outcome or if it will entail additional provisions.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the total amount of R$1,280 million to adopt actions and measures in vacated areas, urban mobility actions and social compensation actions.

Moreover, the Company and the MPF agreed to: (i) allocate the additional amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions; (ii) constitute a security interest on certain assets of the Company in the amount of R$2.8 billion to replace the performance bond of R$1 billion; and (iii) engage specialized consulting firms to support the definition of actions established in the Agreement for Socio-environmental Reparation and the update of the Company’s socio-environmental compliance program.

With court approval of the Agreement for Socio-environmental Reparation on January 6, 2021, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed with regard to Braskem. Moreover, this agreement provides for the possibility of including other parties, at the discretion of the main parties.

(iii)	Action for Damages – Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of December 31, 2020, the amount of this action is R$181 million.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(iv)	Civil Investigation – Urban Damages

On June 19, 2020, the Company took cognizance of the Civil Investigation launched by the Alagoas State Prosecution Office (MPE) to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

On July 13, 2020, the Company was requested to provide preliminary information on the planned use of the region. The object of this Investigation is similar to that of the Public-Interest Civil Action filed by the Federal Prosecution Office in Alagoas related to socio-environmental damages referred to in item (ii) above. In the Socio-environmental Reparation Agreement, executed on December 30, 2020 with the intervenience of the MPE, the extinction of the investigation was agreed. On January 21, 2021, was determinated the dismissal and the establishment of an administrative procedure was determined, with a view to monitoring and inspecting compliance with the Socio-environmental Reparations Agreement.

F- 101

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
(v)	Individual actions – Indemnifications related to the impacts of subsidence and relocation of areas affected

On December 31, 2020, Braskem was defendant in several actions, that, in aggregate, involve the amount of approximately R$573 million, filed by individuals in Brazil and abroad, seeking the payment of indemnifications related to the geological event in Maceió.

(vi)	Indemnifying actions - Companhia Brasileira de Trens Urbanos (“CBTU”)

According to Note 37(c), on February 2, the Company was notified of a preliminary injunction requested by the Brazilian Company of Urban Trains (Companhia Brasileira de Trens – CBTU) to maintain the terms of the cooperation agreement signed previously by the parties. The request was denied in the first and second instances, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU presented an amendment to the preliminary injunction to claim the payment of damages in the amount of R$ 222,100, as well as obligations to do, including the construction of a new rail line to substitute the stretch that passes through the vacated area. CBTU attributes to the claim the approximate amount of R$1.3 billion.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible. No judicial deposit or any other type of guarantee has been made.

26.2	Industrial activity

Since the shutdown of its salt mining activities, the Company has been working to adapt its chlor-alkali plant to operate with solid salt to be acquired in the domestic market and/or imported from other regions. The Company resumed its industrial activities in December 2020.

27	Benefits offered to team members

27.1.	Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

	2020	2019	2018

Health care	197,683	181,466	162,338
Private pension	94,302	90,687	84,525
Transport	66,752	67,761	64,714
Feeding	38,400	35,677	33,537
Life insurance	9,875	7,997	5,964
Training	14,892	26,261	27,463
Other	14,117	12,164	12,307
	436,021	422,013	390,848

Long-term incentive plan (“ILP Plan”)

The fair value at the issue date of share-based payments granted to employees is recognized as personnel

F- 102

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

expenses, with a corresponding increase in shareholders' equity, during the period the employees acquire the full right to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that the service and performance requirements will be fulfilled, so that the final amount recognized as an expense is based on the number of awards that effectively fulfill the service and performance conditions on the vesting date. For share-based payment awards with non-vesting conditions, the fair value at the grant date of the share-based awards is measured to reflect such conditions and no further adjustments are made for the differences between the expected and actual results. The fair value of the amount payable to employees related to rights on stock price appreciation, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities during the period in which the employees acquire the full right to the payment. The liabilities are remeasured on each reporting date and on the settlement date, based on the fair value of the rights to stock price appreciation. Any changes in the fair value of the liability are recognized in the income statement as personnel expenses.

On March 21, 2018, the Extraordinary Shareholders Meeting approved the Long-Term Incentive Plan to align the interests of its participants with the interests of the Company’s shareholders, as well as to encourage the participants to stay at the Company, with the purpose to provide eligible participants with an opportunity to receive restricted shares in the Company by means of voluntary investment using own funds and their maintenance until the end of the 3-year vesting period.

On March 28, 2018, the Board of Directors approved a new program, the “Long-Term Incentive Plan 2018 Program,” under the terms and conditions of the Long-Term Incentive Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired. The maximum number of shares the Company expects to deliver to the participants of the Long-Term Incentive 2019 Program, after the vesting period and provided that the necessary requirements are met, is approximately 728,000 shares. The grant date of the program was April 6, 2018.

On March 13, 2019, the Board of Directors approved a new program, the “Long-Term Incentive Plan 2019 Program,” under the terms and conditions of the Long-Term Incentive Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired. The maximum number of shares the Company expects to deliver to the participants of the Long-Term Incentive 2019 Program, after the vesting period and provided that the necessary requirements are met, is approximately 582,000 shares. The grant date of the program was March 19, 2019.

On March 19, 2020, the Board of Directors approved a new program, the “ILP Plan 2020,” in accordance with the terms and conditions of th7e ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2020, after the vesting period and subject to compliance with all necessary requirements, is approximately 1.82 million shares. The program’s grant date is April 1, 2020.

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

The fair value of the Company’s consideration is calculated in accordance with the agreed terms. For the eligible people of the Braskem S.A., the fair value considers the price of the class A preferred shares (R$16.27, referring exclusively to the ILP 2020 grant). For the eligible people of subsidiaries abroad, the fair value

F- 103

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

considers the price of the American Depository Receipts - ADR (US$9.01) on December 31, 2020.

The fair value, net of taxes, recorded under shareholders equity on December 31, 2020 is R$11,629 (R$13,573 on December 31, 2019).

27.2.	Post-employment benefits
27.2.1.	Retirement plans and health plans

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

When calculations result in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available as future plan reimbursements or as a reduction in future contributions to the plan. To calculate the present value of economic benefits, any applicable minimum cost requirements are taken into account. Remeasurements of net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effects of the asset cap (if any, excluding interest), are immediately recognized in other comprehensive income.

The obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses when the related services are provided by employees. The contributions paid in advance are recognized as an asset to the extent that a cash reimbursement or a reduction in future payments is possible.

For each of the below plans, the Company engaged a specialized company to prepare an actuarial report for measuring its future obligations.

(a)	Braskem America

The subsidiary Braskem America administers the Novamont, which is a closed defined benefit pension plan for the employees of a plant located in the State of West Virginia. On December 31, 2020, there were 37 active participants, 151 employees with deferred benefits along with 170 participants (38 active participants, 157 employees with deferred benefits and 171 assisted participants in 2019) receiving benefits as stated within the current year actuarial report. Due to the current funding levels of the pension plan, Braskem America was not required to contribute to the plan during the 2020 plan year and, therefore, there were no additional cash contributions made by the subsidiary or the participants in 2020 and 2019.

(b)	Braskem Alemanha (“Germany”)

The subsidiary Braskem Alemanha is the sponsor of the defined benefit plans and defined contribution plans of its employees. At December 31, 2020, the plan has 158 participants (158 in 2019) and no contributions were made by Braskem Alemanha of the participants in 2020 and 2019.

(c)	Braskem Holanda (“Netherlands”)

The subsidiary Braskem Holanda is the sponsor of the defined contribution plans of its employees. At December 31, 2020, the plans have 8 participants (8 in 2019) and no contributions were made by Braskem Holanda or the participants in 2020 and 2019.

F- 104

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

(d)	Braskem Idesa

The subsidiary Braskem Idesa is the sponsor of defined benefit plans for its team members. At December 31, 2020, the plan was composed of 833 active participants (823 in 2019).The contributions Braskem Idesa made in the year amounted to R$3,037 (R$2,056 in 2019).During 2020 and 2019, there were no contributions from participants.

(e)	Health plan

According to Brazilian laws, the type of health plan offered by the Company, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (Company’s part + participant’s part).

(i)	Amounts in statement of financial position

	2020	2019

Defined benefit
Novamont Braskem America	113,662	80,593
Braskem Idesa	17,243	11,408
Braskem Alemanha and Netherlands	239,955	153,564
	370,860	245,565
Health care
Bradesco saúde	217,089	224,852

Total obligations	587,949	470,417

Fair value of plan assets
Novamont Braskem America	(113,662)	(79,784)
Braskem Alemanha	(2,213)	(1,558)
	(115,875)	(81,342)

Consolidated net balance (non-current liabilities)	472,074	389,075

(ii)	Change in obligations

	Consolidated
			2020			2019			2018
	Health	Benefit		Health	Benefit		Health	Benefit
	insurance	plans	Total	insurance	plans	Total	insurance	plans	Total

Balance at beginning of year	224,852	245,487	470,339	90,679	183,609	274,288	83,233	156,957	240,190
Current service cost	4,678	12,486	17,164	2,698	8,233	10,931	1,398	5,842	7,240
Interest cost	17,097	6,482	23,579	8,663	6,133	14,796	8,293	4,906	13,199
Benefits paid	(5,949)	(7,409)	(13,358)	(5,817)	(4,677)	(10,494)	(2,669)	(3,845)	(6,514)
Change plan					8,068	8,068		1,391	1,391
Actuarial losses (gain)	(23,589)	25,803	2,214	128,629	38,437	167,066	424	(3,713)	(3,289)
Exchange variation		87,933	87,933		5,684	5,684		22,149	22,149
Balance at the end of the year	217,089	370,782	587,871	224,852	245,487	470,339	90,679	183,687	274,366

(iii)	Change in fair value plan assets

F- 105

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	2020	2019	2018

Balance at beginning of year	81,342	67,993	46,415
Actual return on plan assets	15,791	14,329	(3,200)
Employer contributions		285	20,544
Benefits paid	(4,973)	(3,966)	(3,712)
Exchange variation	23,715	2,701	7,868
Balance at the end of the year	115,875	81,342	67,915

(iv)	Amounts recognized in profit and loss

	Consolidated
			2020			2019			2018
	Health	Benefit		Health	Benefit		Health	Benefit
	insurance	plans	Total	insurance	plans	Total	insurance	plans	Total

Current service cost	4,678	12,486	17,164	2,698	8,233	10,931	1,398	5,842	7,240
Interest cost	17,097	6,482	23,579	8,663	6,133	14,796	8,293	4,906	13,199
Actuarial losses		15,461	15,461		28,936	28,936		2,500	2,500
	21,775	34,429	56,204	11,361	43,302	54,663	9,691	13,248	22,939

(v)	Actuarial assumptions

														(%)
					2020					2019				2018
	Health	United				Health	United				Health	United
	insurance	States	Mexico	Germany	Netherlands	insurance	States	Mexico	Germany	Netherlands	insurance	States	Germany	Netherlands

Discount rate	3.99	2.60	7.25	0.70	0.70	3.60	3.35	7.25	2.00	2.00	5.03	4.45	2.00	2.00
Inflation rate	3.25	n/a	4.00	2.00	2.00	4.00	n/a	4.00	2.00	2.00	4.50	n/a	2.00	2.00
Expected return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	5.00	3.00	3.00	n/a	n/a	5.00	3.00	3.00	n/a	n/a	3.00	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	1.75	1.75	n/a	n/a	n/a	1.75	1.75	n/a	n/a	1.75	1.75
Aging factor	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a
Medical inflation	3.50	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a
Duration	14.99	n/a	n/a	n/a	n/a	15.32	n/a	n/a	n/a	n/a	19.66	n/a	n/a	n/a

(vi)	Fair value of assets hierarchy

On December 31, 2020, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

(vii)	Sensitivity analysis

	Impact on the defined benefit obligation
	Premise change					Premise increase					Premise reduction
	Health	United				Health	United				Health	United
	insurance	States	Mexico	Germany	Netherlands	insurance	States	Mexico	Germany	Netherlands	insurance	States	Mexico	Germany	Netherlands
Discount rate	1.0%	1.0%	1.0%	0.5%	0.5%	26,427	15,262	1,502	23,415	1,248	(32,925)	(13,210)	(1,796)	(27,317)	(1,446)
Real medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	n/a	0.5%	0.5%	n/a	n/a	n/a	14,158	740	n/a	n/a	n/a	(13,353)	(698)
Rate of increase in future pension plan	1.0%	n/a	n/a	0.25%	0.25%	(5,335)	n/a	n/a	6,978	365	5,391	n/a	n/a	(6,772)	(354)
Life expectancy	1.0%	n/a	n/a	1 year	1 year	41,186	n/a	n/a	5,985	313	(32,503)	n/a	n/a	(6,247)	(327)
Mortality rate	n/a	10.0%	n/a	n/a	n/a	n/a	6,215	n/a	n/a	n/a	n/a	(1,662)	n/a	n/a	n/a

										Health insurance - Impact on cost of services and interests costs
										Premise change		Premise increase		Premise reduction
										Cost of	Iterests	Cost of	Iterests	Cost of	Iterests
										services	costs	services	costs	services	costs
Discount rate										1.0%	1.0%	774	22	(1,017)	112
Life expectancy										1.0%	1.0%	654	3,035	(543)	(2,395)
Rate of increase in future pension plan										1.0%	1.0%	116	393	(120)	(397)

F- 106

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

27.2.2.	Retirement plan - defined contribution

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

At December 31, 2020, the number of active participants in Vexty sums 5,834 (5,764 in 2019) and the contributions made by the sponsors in the year amount to R$46,689 (R$50,888 in 2019) and the contributions made by the participants amounted to R$74,980 (R$74,814 in 2019).

28	Equity

(a)	Capital

On December 31, 2020 and 2019, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

									Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.33
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			29,268,378	8.48			29,268,378	3.67
Other		12,907,077	2.86	159,612,179	46.26	500,230	100.00	173,019,486	21.70
Total		451,668,652	100.00	343,824,794	99.65	500,230	100.00	795,993,676	99.85
Treasury shares				1,224,878	0.35			1,224,878	0.15
Total		451,668,652	100.00	345,049,672	100.00	500,230	100.00	797,218,554	100.00

Authorised		535,661,731		616,682,421		593,818		1,152,937,970

(i)	American Depositary Receipts traded on the New York Stock Exchange (USA).

Changes in shares during the year:

				Amount of shares
	Note	2019	Changes	2020
Outstanding shares
Common shares		451,668,652		451,668,652
Preferred shares class A	(d)	343,823,073	1,721	343,824,794
Preferred shares class B		500,230		500,230
		795,991,955	1,721	795,993,676

Treasury shares
Preferred shares class A	(d)	1,226,599	(1,721)	1,224,878

Total		797,218,554		797,218,554

(b)	Capital reserves

F- 107

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

This reserve includes part of the shares issued in Subsidiary’s several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

The Company used the balance of this reserve to absorb the loss of the year 2020.

(c)	Profit reserves

(i)	Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

The Company used the balance of this reserve to absorb the accumulated losses of the year of 2020.

(ii)	Profit retention

Under Brazilian Corporation Law, portions of the net income of the year not allocated for distribution to the shareholders or other reserve accounts must be allocated to the income retention account.

The Company used the balance of this reserve to absorb the accumulated losses of the year of 2020.

(d)	Share rights

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

In the period, the Company transferred to former employees 1,721 treasury shares as payment for the LTI Program (8,159 in 2019).

(e)	Accumulated losses

The balance of accumulated losses in the year was partially absorbed by the profit reserves and capital reserves, as follows:

F- 108

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

2020

Loss for the year	(6,691,720)

Equity valuation adjustments:	27,043
Other	(2,585)
Adjusted loss	(6,667,262)

Absorption through the use of reserves:
Revenue reserves
Retention of profits	1,174,301
Tax incentive	153,478
Legal reserve	577,476
1,905,255

Capital reserve	232,460

Accumulated losses for the year	(4,529,547)

F- 109

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
(f)	Other comprehensive income

	Attributed to shareholders' interest
	Deemed cost					Defined	Foreign
	and additional		Gain (loss)	Foreign		benefit	currency	Total
	indexation of	Fair value	on interest	sales	Cash flow	plans actuarial	translation	Braskem	Non-controlling
	PP&E	adjustments	in subsidiary	hedge	hedge	Gain (loss)	adjustment	shareholders'	interest in
	(ii)	(iii)	(i)	(iv)	(iv)	(v)	(vi)	interest	Braskem Idesa	Total

On December 31, 2017	178,893		(9,404)	(6,358,242)	(145,267)	(52,005)	1,220,533	(5,165,492)	(477,975)	(5,643,467)

Additional indexation
Realization by depreciation or write-off assets	(40,481)							(40,481)		(40,481)
Income tax and social contribution	13,764							13,764		13,764

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets	(1,458)							(1,458)		(1,458)
Income tax and social contribution	496							496		496

Fair value adjustments
Accounts receivable		(449)						(449)		(449)

Foreign sales hedge
Exchange rate				(3,133,346)				(3,133,346)	4,170	(3,129,176)
Transfer to result				1,200,209				1,200,209	59,143	1,259,352
Income tax and social contribution				664,864				664,864	(18,994)	645,870

Fair value of Cash flow hedge
Change in fair value					(196,790)			(196,790)	7,722	(189,068)
Transfer to result					26,964			26,964	10,386	37,350
Income tax and social contribution					59,914			59,914	(5,433)	54,481

Fair value of cash flow hedge from jointly-controlled (RPR)					(2,329)			(2,329)		(2,329)

Actuarial loss with post-employment benefits, net of taxes						(1,569)		(1,569)		(1,569)

ILP PLan fair value
Change in fair value		9,297						9,297	133	9,430
Income tax and social contribution		(2,891)						(2,891)		(2,891)

Foreign currency translation adjustment							946,342	946,342	(145,119)	801,223

(Loss) gain from investments			(65)					(65)	65

On December 31, 2018	151,214	5,957	(9,469)	(7,626,515)	(257,508)	(53,574)	2,166,875	(5,623,020)	(565,902)	(6,188,922)

Additional indexation
Realization by depreciation or write-off assets	(40,481)							(40,481)		(40,481)
Income tax and social contribution	13,764							13,764		13,764

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets	(1,338)							(1,338)		(1,338)
Income tax and social contribution	455							455		455

Fair value adjustments
Accounts receivable		15						15		15

Foreign sales hedge
Exchange rate				(507,464)				(507,464)	116,202	(391,262)
Transfer to result				1,585,480				1,585,480	66,787	1,652,267
Income tax and social contribution				(344,567)				(344,567)	(54,897)	(399,464)

Fair value of Cash flow hedge
Change in fair value					7,150			7,150	(23,078)	(15,928)
Transfer to result					54,450			54,450	16,752	71,202
Income tax and social contribution					(21,703)			(21,703)	1,898	(19,805)

Fair value of cash flow hedge from jointly-controlled (RPR)					(978)			(978)		(978)

Actuarial loss with post-employment benefits, net of taxes						(109,492)		(109,492)		(109,492)

ILP PLan fair value
Change in fair value		19,415						19,415	348	19,763
Income tax and social contribution		(5,842)						(5,842)		(5,842)

Foreign currency translation adjustment							220,228	220,228	(83,506)	136,722

(Loss) gain from investments							(50)	(50)	(34)	(84)

Effect of CPC 42 / IAS 29 - hyperinflation							(3,561)	(3,561)		(3,561)

On December 31, 2019	123,614	19,545	(9,469)	(6,893,066)	(218,589)	(163,066)	2,383,492	(4,757,539)	(525,430)	(5,282,969)

F- 110

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	Attributed to shareholders' interest
	Deemed cost					Defined	Foreign
	and additional		Gain (loss)	Foreign		benefit	currency	Total
	indexation of	Fair value	on interest	sales	Cash flow	plans actuarial	translation	Braskem	Non-controlling
	PP&E	adjustments	in subsidiary	hedge	hedge	Gain (loss)	adjustment	shareholders'	interest in
	(ii)	(iii)	(i)	(iv)	(iv)	(v)	(vi)	interest	Braskem Idesa	Total

On December 31, 2019	123,614	19,545	(9,469)	(6,893,066)	(218,589)	(163,066)	2,383,492	(4,757,539)	(525,430)	(5,282,969)

Additional indexation
Realization by depreciation or write-off assets	(39,853)							(39,853)		(39,853)
Income tax and social contribution	13,551							13,551		13,551

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets	(1,123)							(1,123)		(1,123)
Income tax and social contribution	382							382		382

Fair value adjustments
Accounts receivable		113						113		113

Foreign sales hedge
Exchange rate				(7,215,247)				(7,215,247)	(111,363)	(7,326,610)
Transfer to result				2,547,855				2,547,855	117,932	2,665,787
Income tax and social contribution				1,587,701				1,587,701	(1,965)	1,585,736

Fair value of Cash flow hedge
Change in fair value					(545,038)			(545,038)	7,613	(537,425)
Transfer to result					(47,223)			(47,223)	(15,742)	(62,965)
Income tax and social contribution					200,393			200,393	2,439	202,832

Fair value of cash flow hedge from jointly-controlled (RPR)					1,260			1,260		1,260

Actuarial loss with post-employment benefits, net of taxes						(648)		(648)	1	(647)

ILP PLan fair value
Change in fair value		16,452						16,452	(415)	16,037
Income tax and social contribution		(4,823)						(4,823)		(4,823)

Foreign currency translation adjustment							3,054,126	3,054,126	(396,084)	2,658,042

Other			3,695					3,695		3,695

Effect of CPC 42 / IAS 29 - hyperinflation							8,077	8,077		8,077

On December 31, 2020	96,571	31,287	(5,774)	(9,972,757)	(609,197)	(163,714)	5,445,695	(5,177,889)	(923,014)	(6,100,903)

(i)	Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii)	Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii)	For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v)	Transfer to retained earnings when the extinction of the plan.
(vi)	Transfer to the income statement when write-off of subsidiary abroad.

F- 111

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
29	Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 28(d), particularly in relation to the limited rights enjoyed by class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class “A” preferred share, as provided for in the bylaws of the Company.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 28(d) and there is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

The table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

F- 112

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	Basic and diluted
	2020	2019	2018

Profit (loss) for the year attributed to Company's shareholders	(6,691,720)	(2,540,995)	2,827,650

Distribution of priority dividends attributable to:
Preferred shares class "A"			208,450
Preferred shares class "B"			303
			208,753

Distribution of 6% of unit price of common shares			273,840

Distribution of excess profits, by class:
Common shares			1,331,513
Preferred shares class "A"			1,013,544
			2,345,057

Reconciliation of income available for distribution, by class (numerator):
Common shares	(3,797,070)	(1,441,839)	1,605,353
Preferred shares class "A"	(2,890,444)	(1,097,559)	1,221,994
Preferred shares class "B"	(4,205)	(1,597)	303
	(6,691,719)	(2,540,995)	2,827,650

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	343,823,811	343,820,162	343,808,699
Preferred shares class "B"	500,230	500,230	512,660
	795,992,693	795,989,044	795,990,011

(Loss) profit per share (in R$)
Common shares	(8.4068)	(3.1922)	3.5543
Preferred shares class "A"	(8.4068)	(3.1922)	3.5543
Preferred shares class "B"	(8.4068)	(3.1922)	0.5910

F- 113

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

Weighing of shares

				2020
			Preferred shares
				Class "A"
			Outstanding	Weighted
			shares	average

Amount at beginning of year			343,823,073	343,823,073

Incentive long term plan payments with treasury shares			1,721	738

Amount at the end of the year			343,824,794	343,823,811

				2019
			Preferred shares
				Class "A"
			Outstanding	Weighted
			shares	average

Amount at beginning of year			343,814,914	343,814,914

Incentive long term plan payments with treasury shares			8,159	5,248

Amount at the end of the year			343,823,073	343,820,162

				2018
			Preferred shares
		Class "A"		Class "B"
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average

Amount at beginning of year	343,775,864	343,775,864	578,330	578,330

Conversion of preferred shares class "B" to "A"	39,050	32,835	(78,100)	(65,670)

Amount at the end of the year	343,814,914	343,808,699	500,230	512,660

30	Net revenues

F- 114

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	2020	2019	2018
Sales revenue
Domestic market
Revenue	43,356,596	38,391,132	42,189,365
Rebates	(99,786)	(57,315)	(45,290)
	43,256,810	38,333,817	42,144,075
Foreign market
Revenue	26,362,457	23,998,067	26,577,433
Rebates	(49,966)	(47,723)	(58,188)
	26,312,491	23,950,344	26,519,245
	69,569,301	62,284,161	68,663,320

Sales and services deductions
Taxes
Domestic market	(10,726,404)	(9,704,712)	(10,219,138)
Foreign market	(40,383)	(31,427)	(36,562)
Sales returns
Domestic market	(161,207)	(138,749)	(148,918)
Foreign market	(97,813)	(85,748)	(258,836)

	(11,025,807)	(9,960,636)	(10,663,454)
Net sales and services revenue	58,543,494	52,323,525	57,999,866

Revenue from sales of products is recognized when the control of assets is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange of these assets. The performance obligations are met at a specific moment in time. The Company does not make sales with continued management involvement. Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The specific moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i)	for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client when the risk of the goods is delivered at the destination established in the contract;

(ii)	for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred when the products are delivered to the client’s carrier; and

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

F- 115

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

(a)	Net revenue by country

	2020	2019	2018

Brazil	32,369,199	28,523,327	31,801,222
United States	10,848,609	9,416,558	9,887,701
Mexico	2,765,815	2,335,198	4,168,140
Argentina	1,267,967	1,104,044	1,166,191
Singapore	1,183,838	1,162,432	756,069
Germany	1,106,877	1,157,431	1,385,482
Italy	811,787	690,422	650,605
Switzerland	633,512	759,189	315,254
Japan	618,940	240,579	245,208
Luxembourg	592,777	526,768	546,524
Chile	544,329	610,454	686,646
China	496,920	542,209	884,233
Peru	471,847	551,967	540,495
Netherlands	432,897	516,409	293,315
Uruguay	405,946	359,049	155,571
South Korea	360,704	279,900	314,517
Sweden	310,984	296,601	270,062
Canada	297,756	201,635	290,453
Poland	285,714	200,563	260,449
Spain	282,362	344,433	329,458
Paraguay	254,255	194,859	214,959
France	247,062	225,986	135,094
United Kingdom	204,953	359,937	366,328
Bolivia	190,447	231,848	250,048
Taiwan	176,400	191,593	274,566
Colombia	174,381	200,370	363,497
Other	1,207,216	1,099,764	1,447,779
	58,543,494	52,323,525	57,999,866

(b)	Net revenue by product

	2020	2019	2018

PE/PP	41,137,288	34,287,597	37,979,148
Ethylene, Propylene	3,600,276	3,743,581	4,283,709
Naphtha, condensate and crude oil	915,807	676,044	476,311
Benzene, toluene and xylene	3,051,752	2,503,667	2,785,400
PVC/Caustic Soda/EDC	3,134,617	2,692,778	3,167,390
ETBE/Gasoline	2,170,289	2,319,253	2,928,993
Butadiene	1,372,428	1,609,264	2,023,465
Cumene	636,635	723,469	909,409
Solvents	654,793	505,804	248,313
Other	1,869,609	3,262,068	3,197,728
	58,543,494	52,323,525	57,999,866

(c)	Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2020, the most significant revenue from a single client amounts to

F- 116

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

approximately 2.2% of total net revenues of the Company and refers to the sale of resins.

31	Tax incentives

(a)	Income Tax

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Chlor-Alkali (Cloro Soda), established in the state of Alagoas; and (ii) Chemicals, PE, PVC and Chlor-Alkali units, established in the city of Camaçari (in Bahia State). The tax incentive granted by the Northeast Development Department (SUDENE) is calculated based on the Profit from Exploration of the incentivized activity, with an enjoyment period of 10 years. In 2020, the operations in Brazil recorded tax loss, therefore it is not possible to make any deductions as a tax incentive.

(b)	PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2020, the amount was R$68,893 (R$67,796 in 2019).

32	Other income (expenses), net

	Note	2020	2019	2018

Other income	0
PIS and COFINS credits - exclusion of ICMS from the calculation basis	24.4	310,557	1,904,206	235,919
Tax Credits recovery	0	219,254	3,094	46,179
Fixed assets disposal results	0	-	11,140	93,814
Fine on supply contract of raw material, net	(i)	41,134	375,020	386,020
Other	0	179,804	114,974	265,290
	0	750,749	2,408,434	1,027,222
	0
Other expenses 0
Provision for damages - Alagoas	26	(6,901,828)	(3,383,067)	-
Provision for repairing environmental damage	0	(306,275)	(141,536)	(89,396)
Shutdowns and other plants expenses	0	(67,735)	(108,192)	(91,380)
Provision for losses on the fixed asset	0	(51,590)	(158,320)	(44,420)
Fine on sales contracts	0	(42,322)	(104,179)	(49,487)
Allowance for judicial claims, net of reversals	0	(4,008)	(136,135)	(83,280)
Other	0	(564,863)	(415,513)	(196,750)
		(7,938,621)	(4,446,942)	(554,713)

(i)	The contractual penalty charged from a supplier for failing to supply feedstock to the subsidiary Braskem Idesa at December 31, 2019 is R$335,281 (R$338,125 in 2018).

33	Financial results

F- 117

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

	2020	2019	2018
Financial income
Interest income	481,059	708,542	530,007
Other	119,125	142,012	59,045
	600,184	850,554	589,052

Financial expenses
Interest expenses	(2,928,803)	(2,191,765)	(2,084,780)
Monetary variations on fiscal debts	(138,410)	(232,612)	(33,429)
Discounts granted	(81,920)	(80,404)	(141,223)
Loans transaction costs - amortization	(172,269)	(465,000)	(89,982)
Adjustment to present value - appropriation	(225,889)	(348,930)	(296,065)
Interest expense on leases	(164,166)	(137,903)
Losses on derivatives	(809,150)	(115,050)	(58,102)
Other	(392,758)	(311,121)	(303,970)
	(4,913,365)	(3,882,785)	(3,007,551)

Exchange rate variations, net
On financial assets	336,527	(31,137)	1,268,741
On financial liabilities	(5,635,238)	(1,693,383)	(3,525,724)
	(5,298,711)	(1,724,520)	(2,256,983)

Total	(9,611,892)	(4,756,751)	(4,675,482)

34	Expenses by nature and function

	2020	2019	2018

Classification by nature:
Raw materials other inputs	(37,913,921)	(37,380,310)	(38,889,949)
Personnel expenses	(3,074,305)	(3,004,762)	(2,412,118)
Outsourced services	(2,219,413)	(3,242,373)	(2,306,048)
Depreciation and amortization	(4,048,081)	(3,632,265)	(2,990,577)
Freights	(2,321,740)	(2,204,453)	(2,275,375)
Costs of idle industrial plants	(518,528)	(309,742)	(138,242)
Provision - geological event in Alagoas	(6,901,828)	(3,383,067)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	310,557	1,904,206	235,919
Other general and administrative expenses	(1,908,729)	(927,294)	(942,370)
Total	(58,595,988)	(52,180,060)	(49,718,760)

Classification by function:
Cost of products sold	(47,331,414)	(45,879,118)	(46,576,657)
Selling and distribution	(1,852,055)	(1,783,455)	(1,689,179)
(Loss) reversals for impairment of trade accounts receivable	(55,252)	(7,069)	87,008
General and administrative	(1,918,747)	(2,224,180)	(1,793,185)
Research and development	(250,648)	(247,730)	(219,256)
Other income	750,749	2,408,434	1,027,222
Other expenses	(7,938,621)	(4,446,942)	(554,713)
Total	(58,595,988)	(52,180,060)	(49,718,760)

F- 118

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated
35	Segment information

The Company made changes to its organizational structure with a view to capturing synergies in all regions in which it operates for a more integrated operating performance. As a result of these changes, the Management revised the structure of its internal reporting with a focus on its operational expansion and internationalization with a view to simplifying and streamlining the work and decision-making processes, which led it to adopt a new structure for reporting segments by region. Starting in 2020, Braskem’s organizational structure was formed by the following segments:

•	Brazil: includes: (i) the production and sale of chemicals at the Camaçari Petrochemical Complex in Bahia, the Triunfo Petrochemical Complex in Rio Grande do Sul, the Capuava Petrochemical Complex in the state of São Paulo, and the Duque de Caxias Petrochemical Complex in the state of Rio de Janeiro; (ii) the supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes; (iii) the production and sale of PE, including the production of green PE made from renewable resources, and of PP; and (iv) the production and sale of PVC and caustic soda.

•	United States and Europe: operations related to PP production and sale in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

•	Mexico: comprises the activities relation to the PE production and sale in Mexico, through the subsidiary Braskem Idesa.

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

Corporate Unit comprises items not allocated directly to the reportable segments and are disclosed to reconcile the segments to the consolidated financial information.

(b)	Results by segment

F- 119

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

							2020
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating
	sales	products	Gross	and distribuition	equity	income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net
Reporting segments
Brazil	40,794,387	(32,498,003)	8,296,384	(1,471,722)	-	(7,082,604)	(257,942)
USA and Europe	14,638,660	(12,337,486)	2,301,174	(721,191)	-	(82,695)	1,497,288
Mexico	4,000,805	(3,075,001)	925,804	(436,859)	-	(364,259)	124,686
Total	59,433,852	(47,910,490)	11,523,362	(2,629,772)	-	(7,529,558)	1,364,032

Other segments	302,374	(188,350)	114,024	63,874	(19,398)	(320)	158,180
Corporate unit (i)	-	-	-	(1,493,479)	-	359,071	(1,134,408)

Braskem consolidated before eliminations and reclassifications	59,736,226	(48,098,840)	11,637,386	(4,059,377)	(19,398)	(7,170,807)	387,804

Eliminations and reclassifications	(1,192,732)	767,426	(425,306)	(17,325)	-	(17,065)	(459,696)

(Loss) profit before net financial expenses and taxes	58,543,494	(47,331,414)	11,212,080	(4,076,702)	(19,398)	(7,187,872)	(71,892)

(i)	Includes the amount of R$310,557 related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (Note 10.c).

For the purposes of comparability of the new structure of reportable segments, the Company is presenting the fiscal year ended December 31, 2019 and 2018, as follows:

							2019
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating
	sales	products	Gross	and distribuition	equity	income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net
Reporting segments
Brazil	39,142,561	(35,245,941)	3,896,620	(1,852,908)		(4,151,901)	(2,108,189)
USA and Europe	10,044,263	(8,217,515)	1,826,748	(525,701)		(23,859)	1,277,188
Mexico	3,051,440	(2,504,012)	547,428	(351,199)		324,682	520,911
Total	52,238,264	(45,967,468)	6,270,796	(2,729,808)		(3,851,078)	(310,090)

Other segments	296,285	(188,335)	107,950	40,306	10,218	4,175	162,649
Corporate unit (i)				(1,533,590)		1,773,267	239,677

Braskem consolidated before eliminations and reclassifications	52,534,549	(46,155,803)	6,378,746	(4,223,092)	10,218	(2,073,636)	92,236

Eliminations and reclassifications	(211,024)	276,685	65,661	(39,342)		35,128	61,447

Profit before net financial expenses and taxes	52,323,525	(45,879,118)	6,444,407	(4,262,434)	10,218	(2,038,508)	153,683

(i)	Includes the amount of R$1,904,206 million related to PIS and COFINS tax credits – exclusion of ICMS tax from the calculation base (Note 10.c).

							2018
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating
	sales	products	Gross	and distribuition	equity	income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net
Reporting segments
Brazil	42,078,175	(35,271,203)	6,806,972	(996,754)		(78,912)	5,731,306
USA and Europe	11,725,622	(9,195,745)	2,529,877	(464,567)		68,734	2,134,044
Mexico	4,408,814	(2,958,343)	1,450,471	(337,394)		322,076	1,435,153
Total	58,212,611	(47,425,291)	10,787,320	(1,798,715)		311,898	9,300,503

Other segments	292,435	(173,608)	118,827	(33,728)	(888)	(103)	84,108
Corporate unit (i)				(1,807,033)		470,241	(1,336,792)

Braskem consolidated before eliminations and reclassifications	58,505,046	(47,598,899)	10,906,147	(3,639,476)	(888)	782,036	8,047,819

Eliminations and reclassifications	(505,180)	1,022,242	517,062	24,864		(309,527)	232,399

Profit before net financial expenses and taxes	57,999,866	(46,576,657)	11,423,209	(3,614,612)	(888)	472,509	8,280,218

(i)	Includes the amount of R$501.357 (R$265,438 in “Net revenue" and R$235,919 in “Other operating income (expenses), net”) related to PIS and COFINS tax credits – exclusion of ICMS from the calculation basis (Note 10.c).

F- 120

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

(c)	Property, plant and equipment and intangible assets by segment

	2020	2019
Reporting segments
Brazil	17,299,352	17,863,336
USA and Europe	7,242,262	4,852,760
Mexico	13,892,609	12,020,051
Total	38,434,223	34,736,147
Unallocated amounts	323,617	341,122
Total	38,757,840	35,077,269

36	Insurance coverage (Unaudited)

Braskem contracts Operating Risk insurance policies to cover the domestic and international operations of its plants, as detailed below. In addition, also contracts other insurance policies, including general civil liability, the civil liability of directors and offices (D&O) and Environmental Risks, domestic and international charter operations, charter's liability, etc.

The Insurance Program maintained by the Company is consistent with the standards adopted by petrochemical companies operating globally.

The policies composing Operating Risk insurance ensure coverage of pecuniary damages and consequent loss of profits of all Braskem plants through a set of clauses named “All Risks.”

This insurance is composed of different policies that guarantee the operation in Brazil, Mexico and the USA /Germany, which are effective to October 2021.

The table below shows information on the Operating Risk policies in effect. The Maximum Indemnification Limits (“LMI”) by event are determined based on studies of maximum loss scenarios prepared by external consultants, considering the nature of the Company’s activity. Additionally, benchmarks with companies from the same segment are conducted for comparison purposes.

		Maximum indemnity limit			Amount insured (i)
	Maturity	US$ million	R$ million	US$ million	R$ million
Units in Brazil	October 8, 2021	3,500	18,188	27,961	145,305
Units in United States and Germany	October 8, 2021	655	3,404	2,680	13,927
Units in Mexico	October 8, 2021	2,742	14,249	5,679	29,512
Total				36,320	188,744

(i)	Amount for replacement of assets, inventories and loss of profits;
(ii)	USA LMI was increased with the startup of Delta’s capacity;
(iii)	Adjusted amounts in renovation dated April 8, 2020.

The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to audit by our independent auditors.

These policies provide coverage for material losses arising from fire, explosion and machinery breakdown, etc.,

F- 121

Braskem S.A. Notes to the consolidated financial statements at December 31, 2020 All amounts in thousands, except as otherwise stated

and consequential loss of profit, with maximum indemnity periods ranging from 12 and 34 months, depending on the plant and/or coverage.

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

37	Subsequent events

(a)	On January 6, 2021, judicial settlements were approved for the dismissal of the Public-Interest Civil Action of Reparation for Residents (Note 26.1(i)) and Public-Interest Civil Action for Socio-environmental Reparation (Note 26.1(ii)) related to the Company. As provided for in the Agreement to dismiss the Public-Interest Civil Action on Socio-Environmental Reparation, the MPE determined, on January 21, 2021, the dismissal of the Investigation related to urban damages (Note 26.1(iv)), with the consequent filing of an administrative procedure to monitor and supervise the compliance with said Agreement.

(b)	In February and March 2021, lawsuits of the Company involving the exclusion of ICMS tax from the PIS/COFINS tax basis were certified as final and unappealable, which represents the approximate amount of R$1.2 billion to be recognized in the first quarter of 2021, as federal tax credits, presented in Note 10.

(c)	In February 2021, according to Note 26.1(vi), CBTU presented an amendment to the preliminary injunction to claim the payment of damages in the amount of R$ 222,100, as well as obligations to do, including the construction of a new rail line to substitute the stretch that passes through the vacated area. CBTU attributes to the claim the approximate amount of R$1.3 billion.

(d)	Due to its strong cash position and with the objective of reducing gross debt, the Company announced in March 2021, the total redemption of the perpetual bond, at face value in the amount of US$500 million, as stated in Note 16(b).

(e)	As announced by the Company on March 1st, 2021, Braskem Idesa signed the documents disclosed in Note 1 with PEMEX and CENAGAS to allow the continuity of its operations. As a result, the natural gas transportation service was reestablished from this date. The existing ethane supply agreement between Braskem Idesa and PEMEX has not been modified and remains in place.

F- 122