Form 20-F
period 2022-12-31
BRASKEM SA
filed 2023-04-25
CIK 1071438

As filed with the Securities and Exchange Commission on April 24, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2022 was:

451,668,652 Common Shares, without par value

345,060,392 Preferred Shares, Class A, without par value

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

On March 31, 2023, the real/U.S. dollar exchange rate was R$5.0804 to US$1.00, based on the selling rate as reported by the Central Bank. The selling rate was R$5.2177 to US$1.00 as of December 31, 2022, R$5.5805 to US$1.00 as of December 31, 2021 and R$5.1967 to US$1.00 as of December 31, 2020, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and these selling rates may not be indicative of future selling rates.

Solely for the convenience of the reader we have translated, to the extent applicable, real amounts in this annual report into U.S. dollars at the selling rate as reported by the Central Bank as of December 31, 2022 of R$5.2177 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

All references herein to (1) “we,” “us,” “the Company” or “our Company” are references to Braskem S.A., its consolidated subsidiaries and jointly controlled entities, and (2) “Braskem” are references solely to Braskem S.A. All references herein to “Braskem Europe” are to Braskem Europe GmbH and its consolidated subsidiaries, including Braskem America, Inc., or Braskem America.

Financial Statements

Braskem Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022 have been audited, as stated in the report appearing therein, and are included in this annual report. These financial statements and related notes included elsewhere in this annual report are collectively referred to as our audited consolidated financial statements herein and throughout this annual report.

We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Market Share and Other Information

We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil, other countries in Latin America, the United States and the world. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market share with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products. We derive information regarding the production capacity of other companies in the global petrochemical industry, international market prices for petrochemicals products and per capita consumption in certain geographic regions principally from reports published by Chemical Market Analytics by OPIS, a Dow Jones Company (“CMA”). We derive information relating to Brazilian imports and exports from ComexStat, produced by the Brazilian Ministry of Development, Industry, Trade and Services (Ministério do Desenvolvimento, Indústria, Comércio e Serviços, the “MDIC”). We also derive information from reports published by Brazilian Association of the Alkali, Chlorine and Derivatives Industry (Associação Brasileira da Indústria de Álcalis, Cloro e Derivados, the “Abiclor”). We also include information and statistics regarding economic growth in emerging economies obtained from the International Monetary Fund, and statistics regarding gross domestic product, growth in Brazil, the United States, Europe and Mexico obtained from independent public sources, such as the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística); the U.S. Bureau of Economic Analysis of the U.S. Department of Commerce; the statistical office of the European Union (Eurostat); and the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía).

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

Certain Industry Terms

Glossary of Selected Terms in the Petrochemical Industry and in the Context of Our Business

Term	Meaning	Main uses	In the context of our business
Aliphatics	Aliphatics are open-chain hydrocarbons that contain no stable rings connecting their atoms, in contrast to aromatics.	Used as fuels, solvents and as basic chemicals in the petrochemical industry.	We produce aliphatics, such as ethylene and propylene, in our chemicals operations that are part of our Brazil Segment.
Aromatics	Aromatics are cyclic hydrocarbons with stable bonds connecting their carbon atoms.	Used as fuel additives, solvents, and basic chemicals in the petrochemical industry.	We produce aromatics, such as benzene, toluene and xylenes, as co-products in our chemicals operations that are part of our Brazil Segment.
Benzene	An aromatic hydrocarbon. It is a natural constituent of crude oil.	Used primarily for the manufacture of chemicals with more complex structure, such as ethylbenzene and cumene.	We produce benzene as a by-product in our chemicals operations that are part of our Brazil Segment.
BTX products	A mixture of benzene, toluene and the three xylene isomers (ortho, meta and para), all of which are aromatic hydrocarbons.	Used as fuel additives, solvents, and basic chemicals in the petrochemical industry.	We produce benzene, toluene and xylenes as BTX by-products in our chemicals operations that are part of our Brazil Segment.

ii

Butadiene	An organic compound and a colorless gas.	Used industrially as a monomer in the production of synthetic rubber.	We produce butadiene as a by-product in our chemicals operations that are part of our Brazil Segment.
Butene	A colorless gas present in crude oil.	Used as a monomer in the production of polymers, as well as a petrochemical intermediate.	We use butene for the production of HDPE and LLDPE in our polyolefins operations that are part of our Brazil Segment. Butene is supplied by our chemicals operations that are part of our Brazil Segment.
Caustic soda	Caustic soda, or sodium hydroxide, is an inorganic compound. A colorless crystalline solid, caustic soda is toxic, corrosive and highly soluble in water.	Used in the manufacture of pulp and paper, textiles, drinking water, soaps and detergents, and as a drain cleaner.	We produce caustic soda in our vinyls operations that are part of our Brazil Segment. Caustic soda is a by-product of chlorine production required to produce PVC.
Chlor-alkali	Electrolysis process used in the manufacture of chlorine, hydrogen and sodium hydroxide (caustic soda).	Main industrial process for the production of caustic soda.	We operate chlor-alkali plants in Brazil.
Chlorine	Chlorine is a chemical element (Cl), a toxic, greenish yellow gas at room temperature. It has a pungent suffocating odor.	Used in the production of paper products, antiseptics, plastics, dyes, textiles, medicines, insecticides, solvents and to treat swimming pools.	We use salt to produce chlorine in our vinyls operations that are part of our Brazil Segment.
Condensate	Condensate, or natural gas condensate, is a low-density mixture of hydrocarbon liquids that are present as gaseous components in the raw natural gas.	Condensate is used as an input for petrochemical plants, burned for heat and cooking, and blended into vehicle fuel.	We use condensate as a raw material in our chemicals operations that are part of our Brazil Segment.

iii

Cumene	An organic compound based on an aromatic hydrocarbon with an aliphatic substitution, cumene is a colorless liquid constituent of crude oil and refined fuels.	Used for the production of phenol and acetone.	We produce cumene as a by-product in our chemicals operations that are part of our Brazil Segment.
Dicyclopentadiene	Dicyclopentadiene, or DCPD, is a yellow liquid with an acrid odor.	Used in polyester resins, inks, adhesives and paint.	We produce DCPD in our chemicals operations that are part of our Brazil Segment.
Ethane	A type of natural gas liquid (NGL), ethane is a colorless, odorless gas in standard temperature and pressure, extracted from natural gas in liquid form.	Used as a feedstock for ethylene production.	Ethane is one of the main raw materials that we use to produce ethylene in our chemicals operations that are part of our Brazil Segment.
Ethanol	A simple alcohol, produced by the fermentation of sugars by yeasts or via petrochemical processes.	Used as a fuel for vehicles, as a disinfectant and as a chemical intermediate.	We use ethanol as a raw material to produce green polyethylene in our chemical operations that are part of our Brazil Segment, which are located in Triunfo, Brazil.
Ethyl tertiary-butyl ether	Ethyl tertiary-butyl ether, or ETBE, is a colorless liquid manufactured by the acid etherification of isobutylene with ethanol.	Used commonly as an additive in the production of gasoline.	We produce ETBE in our chemicals operations that are part of our Brazil Segment.

iv

Ethylene	A hydrocarbon, colorless gas and the most widely used organic compound in the chemical industry. Produced mainly via steam cracking of raw materials such as naphtha and NGLs.	Used mainly for the production of polyolefins, primarily polyethylene, the most used thermoplastic resin in the world.	We produce ethylene in our chemicals operations that are part of our Brazil Segment, as a main product of the steam cracking of raw materials.
EVA	Ethylene-vinyl acetate, or EVA, is a co-polymer of ethylene and vinyl acetate.	Used to produce rubber-like materials, with applications in adhesives, packaging, molding, and membranes for electronic devices.	We produce EVA in our polyolefins operations that are part of our Brazil Segment.
Gasoline	A flammable liquid obtained by refining crude oil.	Used primarily as a fuel in combustion engines.	We produce gasoline as a by-product in our chemicals operations that are part of our Brazil Segment.
GHG emissions	Emissions of the six gases listed in the Kyoto Protocol: carbon dioxide (CO2); Methane (CH4); Nitrous Oxide (N2O); Hydrofluorocarbons (HFCs); Perfluorocarbons (PFCs); and Sulfur hexafluoride (SF6).	Used as a metric for our management and in accordance with applicable laws to measure GHG emissions	We use the metric to assess our performance and define a strategy for reducing GHG emissions
HDPE	High-density polyethylene, or HDPE, is a thermoplastic resin produced by the polymerization of ethylene.	Used in a variety of industries, to produce plastic bottles, toys, chemical containers, pipe systems, and other plastic products.	We produce HDPE in our polyolefins operations that are part of our Brazil Segment.
Hexene	An aliphatic, hexane is a clear, colorless liquid with a petroleum-like odor.	Used as a solvent, paint thinner, and chemical reaction medium. Also used as a co-monomer for the production of HDPE.	We use hexene in our Mexico Segment as a raw material to produce HDPE.

v

Hydrocarbon resins	Also called petroleum resins, they are produced from the polymerization of aromatic hydrocarbons.	Generally used together with other kinds of resins, in the paint, ink, adhesive and rubber industry.	We produce hydrocarbon resins in our chemicals operations that are part of our Brazil Segment.
Hydrogen	A chemical element, hydrogen is a colorless, odorless gas.	Used to make ammonia in the production of fertilizers and as an intermediate chemical in the production of plastics and pharmaceuticals.	We produce hydrogen in our vinyls operations that are part of our Brazil Segment.
Hydrogenated solvents	Odorless, colorless solvents treated with hydrogen.	Used in the manufacture of paints.	We produce hydrogenated solvents in our chemicals operations that are part of our Brazil Segment.
Isoprene	A common organic compound that is a component of natural rubber. Also a by-product of oil refining.	Used to produce synthetic rubber.	We produce isoprene in our chemicals operations that are part of our Brazil Segment.
LDPE	Low-density polyethylene, or LDPE, is a thermoplastic resin made from the polymerization of ethylene.	Used for manufacturing containers, dispensing bottles, wash bottles, tubing, plastic bags and molded laboratory equipment.	We produce LDPE in our polyolefins operations that are part of our Brazil Segment.
Liquefied petroleum gas (LPG)	Liquefied petroleum gas, or LPG, is a mixture of propane and butane, which are two natural gas liquids.	Used in fuel heating appliances, cooking equipment, vehicle fuel, aerosol propellant, and as a refrigerant.	We produce LPG in our chemicals operations that are part of our Brazil Segment.
LLDPE	Linear low-density polyethylene, or LLDPE, is a linear polymer made by the copolymerization of ethylene with longer-chain olefins.	Used in plastic bags and sheets, plastic wrap, stretch wrap, pouches, toys, covers, lids, pipes, buckets and containers, covering of cables and flexible tubing, among others.	We produce LLDPE in our polyolefins operations that are part of our Brazil Segment.

vi

Methanol	Methanol is the simplest alcohol, a liquid produced industrially by hydrogenation of carbon monoxide.	Used as a precursor to other commodity chemicals, including formaldehyde, acetic acid and MTBE.	We use methanol as a raw material to produce MTBE in our chemicals operations that are part of our Brazil Segment.
Methyl tertiary-butyl ether (MTBE)	An intermediate hydrocarbon liquid stream derived mainly from the refining of crude oil	Used almost exclusively as a fuel additive in gasoline to raise the oxygen content.	We produce MTBE in our chemicals operations that are part of our Brazil Segment.
Naphtha	An intermediate hydrocarbon liquid stream derived mainly from the refining of crude oil.	Used as a solvent, fuel additive and as a raw material in the petrochemical industry.	We use naphtha as a raw material for the production of petrochemical products in our chemicals operations that are part of our Brazil Segment.
Natural gas	A naturally occurring hydrocarbon gas mixture, consisting primarily of methane.	Used as a source of energy for heating, cooking and electricity generation, as a fuel for vehicles and as a chemical feedstock.	We use natural gas for electricity generation in our production processes.
Natural gas liquids (NGL)	A mixture of hydrocarbon components of natural gas, primarily ethane, propane and butane, which are separated from the raw natural gas in the form of liquids.	Used as raw materials in the petrochemical industry, as fuel and in applications for heating and cooking.	We use NGLs such as ethane and propane as raw materials at our plants in Rio de Janeiro and Mexico.
N-hexane	A hydrocarbon, obtained by refining crude oil.	Used mixed with other solvents, to extract vegetable oils from crops, and as a cleaning agent in the printing, textile, furniture, and shoemaking industries.	We use n-hexane in our polyolefins operations that are part of our Brazil Segment as a raw material in the production of HDPE and LLDPE.
Nonene	A hydrocarbon, nonene is a colorless liquid with an odor reminiscent of gasoline.	Used as a plasticizer to make rigid plastics flexible, and to produce chemical intermediates.	We produce nonene in our chemicals operations that are part of our Brazil Segment.

vii

Olefins	Unsaturated hydrocarbons that contain at least one carbon–carbon double bond, such as ethylene, propylene and butene. Obtained from steam cracking of raw materials.	Used as chemical intermediates for the production of other chemicals and resins.	We produce olefins in our chemicals operations that are part of our Brazil Segment.
Para-xylene	An aromatic hydrocarbon, para-xylene is produced mainly in refineries and during the steam cracking of naphtha.	Used as a chemical feedstock in the production of polymers, especially PET.	We produce para-xylene as a by-product in our chemicals operations that are part of our Brazil Segment.
PDH	Propane dehydrogenation, or PDH, is an on-purpose technology used for conversion of propane into propylene.	Industrial process for the production of propylene.	We use propylene from PDH units as a raw material in our plants in the United States.
Piperylene	A volatile, flammable hydrocarbon in liquid form, obtained as a by-product of ethylene production.	Used as a monomer in the manufacture of plastics, adhesives and resins.	We produce piperylene in our chemicals operations that are part of our Brazil Segment.
Polyethylene (PE)	PE is the most common type of thermoplastic resin. It is lightweight and durable, and is obtained from the polymerization of ethylene.	PE has a large number of applications, such as: packaging, consumer goods, fibers, textiles, pipes, automotive, wiring, cables, construction, among others.	We produce PE in our polyolefins operations that are part of our Brazil Segment.

viii

Polyisobutylene (PIB)	PIB is a gas-permeable synthetic rubber produced by the polymerization of isobutylene with isoprene.	Used as a fuel and lubricant additive, in explosives, as the base for chewing gum, and to improve the environmental stress-cracking resistance of polyethylene.	We produce PIB in our chemicals operations that are part of our Brazil Segment.
Polyolefins	Macromolecules formed by the polymerization of olefin monomer units. The most common are polypropylene (PP) and polyethylene (PE).	Used in a broad range of consumer and industrial applications.	We produce polyolefins in our polyolefins operations that are part of our Brazil Segment.
Polypropylene (PP)	PP is a thermoplastic resin and the second most widely produced commodity plastic, after PE. Obtained by the polymerization of propylene, PP is generally harder and more heat resistant than PE.	Widely used in the automotive and furniture industry, in consumer goods, for packaging and labeling, and in other industrial applications.	We produce PP in our polyolefins operations that are part of our Brazil Segment.
Polyvinyl chloride (PVC)	PVC is the world’s third-most widely produced synthetic plastic polymer, after PE and PP, obtained by the polymerization of vinyl chloride monomer (VCM), a monomer generally made of ethylene and chlorine.	Used mainly in infrastructure and construction for pipes and profile applications, such as doors and windows, and also in plumbing, electrical cables, flooring, and as a replacement for rubber.	We produce PVC in our vinyls operations that are part of our Brazil Segment.

ix

Propane	A type of natural gas liquid (NGL), propane is a gas in standard temperature and pressure, and is extracted from natural gas in liquid form.	Commonly used together with butane in heating and cooking applications, and also as a raw material in the petrochemical industry.	We use propane together with ethane as a raw materials to produce petrochemical products in our chemicals operations that are part of our Brazil Segment.
Propylene	A hydrocarbon, propylene is a colorless gas, and the second most widely used olefin in the chemical industry, after ethylene. It can be obtained as a co-product of steam cracking or refining, and from on-purpose production.	Used mainly to produce polypropylene resins and a wide variety of other chemicals, such as propylene oxide and acrylonitrile.	We produce propylene in our chemicals operations that are part of our Brazil Segment as a by-product of steam cracking. Propylene is also the main raw material that we use to produce polypropylene in our polyolefins operations that are part of our Brazil Segment, and USA and Europe Segment.
Refinery off gas	Gas that is produced as a by-product of the refining of crude oil. It is a mixture of methane, ethane, hydrogen and other gases.	Used as a feedstock in the petrochemical industry.	We use refinery off gas as a raw material in our chemicals operations that are part of our Brazil Segment to produce ethylene.
Salt	Salt is a mineral composed primarily of sodium chloride.	Used in a wide variety of industries, mainly in the chlor-alkali process to produce caustic soda and chlorine, and as a food additive.	We use salt to produce chlorine and caustic soda in our vinyls operations that are part of our Brazil Segment.
Sodium hypochlorite	Sodium hypochlorite is a chlorine compound.	Used as a disinfectant or a bleaching agent and to produce other chemicals.	We produce sodium hypochlorite in our vinyls operations that are part of our Brazil Segment.
Tetramer	Tetramer, or propylene tetramer, is an olefin.	Used as a plasticizer, surfactant, lubricating oil additive and polymerization agent.	We produce propylene tetramer in our chemicals operations that are part of our Brazil Segment.

x

Thermoplastic resins	Raw, unshaped polymers, such as PE, PP and PVC.	Used in the plastic industry and other industries.	We produce thermoplastic resins in our chemicals operations that are part of our Brazil Segment.
Toluene	An aromatic hydrocarbon.	Used predominantly as an industrial feedstock and a solvent.	We produce toluene in our chemicals operations that are part of our Brazil Segment.
UHMWPE	Ultra-high molecular weight polyethylene, or UHMWPE, is a special type of thermoplastic polyethylene.	Used in industrial applications that require durability, low friction, and chemical resistance, including wear strips, chain guides, and marine dock fender pads, among others.	We produce UHMWPE in our USA and Europe Segment.
Vinyls	Vinyls, or vinyl polymers, are a group of polymers derived from vinyl monomers. The most common type of vinyl is PVC.	Used in the plastic industry and other industries.	We produce vinyls in our vinyls operations that are part of our Brazil Segment.

Certain Other Selected Terms Used in This Annual Report

As used in this annual report:

•	“first generation products” means basic petrochemical products such as ethylene and propylene produced from naphtha, natural gas, and ethane. The basic petrochemical products are used as feedstocks for the production of second generation products. We also sell certain first generation products to our customers;
•	“second generation products” means thermoplastics resins, such as PE, PP and PVC;
•	“third generation” means plastics converters;
•	“third generation products” means finished plastic products produced by molding thermoplastic resins into end-use applications;
•	“annual production capacity” means the annual nominal capacity for a particular facility, calculated based on operations during the 24 hours of the day for an entire year;
•	“production capacity” means the annual projected capacity for a particular facility, calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;
•	“kton” means a kiloton, which is equal to 1,000 tons, or 2,204,622.62 pounds;
•	“ton” means a metric ton, which is equal to 1,000 kilograms or 2,204.62 pounds.

xi

Rounding

We have made rounding adjustments to some of the amounts included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the amounts that precede them.

xii

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

Our forward-looking statements may be influenced by numerous factors, including, without limitation, the following:

•	the cyclical and volatile nature of the global petrochemical industry and its adverse effects, which may have negative impacts on us and in the petrochemical sector;
•	global macroeconomic conditions (including a United States recession) and their adverse effects on the margins of our products;
•	the adverse effect of war and other armed conflicts, such as the conflict involving Russia and Ukraine, on our sales and operations in Brazil and internationally, and on the Brazilian and international petrochemical industry;
•	a deterioration in the world economy and its potential adverse effect on demand for petrochemicals and thermoplastic products;
•	any adverse effect of China’s economy deceleration on global demand and on our Brazilian and international business;
•	the adverse effect of global health crises, such as the coronavirus pandemic (the “COVID-19 pandemic”) and consequently the Chinese “Zero Covid” policy on our Brazilian and international sales and operations, and on the Brazilian and international petrochemical industry;
•	the adverse effect of inflation globally on our Brazilian and international business;
•	the adverse effect of a more contractionary monetary policy globally on our Brazilian and international business;
•	demand for our petrochemical products, our manufacturing facilities, price of raw materials and other inputs of our production, global logistics for our products, raw materials and other inputs of our production, and supply chains;
•	general economic, political and business conditions in the markets or jurisdictions in which we operate or sell to, including governmental and electoral changes, and demand and supply for, and prices of, petrochemical and thermoplastic products;
•	interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies;

xiii

•	our ability to successfully carry out our sustainable development strategy, and to successfully develop initiatives to adapt to and mitigate climate change;
•	competition in the global petrochemical and biopolymer industry;
•	our ability to successfully develop our innovation projects, in particular in renewable and recycling initiatives;
•	prices of naphtha, ethane, ethanol, propane, propylene and other raw materials and the terms and conditions of the supply agreements related thereto;
•	international prices of petrochemical and biopolymer products;
•	actions taken by our controlling shareholder;
•	inherent risks related to any change of our corporate control;
•	our ability to implement our financing strategy and to obtain financing on satisfactory terms;
•	our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;
•	changes in laws and regulations, including, among others, laws and regulations affecting tax and environmental matters and import tariffs in other markets or jurisdictions in which we operate or to which we export our products;
•	political conditions in the countries where we operate, particularly in Brazil and Mexico;
•	future changes in governmental policies, including the adoption of new environmental policies and related actions undertaken by the governments of the locations in which we operate;
•	unfavorable decisions rendered in major pending or future tax, labor, environmental and other legal proceedings; and
•	other factors identified or discussed under “Item 3. Key Information—Risk Factors.”

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

All forward-looking statements attributed to us or a person acting on our behalf are qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this annual report. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them as a result of new information or future developments.

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

Item 3.A	(Reserved)
Item 3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

Item 3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

Item 3.D	RISK FACTORS

Summary of Risk Factors

Below is a summary of certain material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. This summary is qualified in its entirety by a more complete discussion of such risks and uncertainties. In evaluating an investment in our securities, investors should carefully read the risks described below, as well as other risks and uncertainties that we face, which can be found under “—Risk Factors” in this section of this annual report. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

Risks Relating to Us and the Petrochemical Industry

•	We may be affected by instability in the global economy and by financial turmoil, including as a result of military conflict between Russia and Ukraine.
•	Global or regional health pandemics or epidemics, including that related to the COVID-19 pandemic, may adversely affect our business, financial condition and results of operations.
•	The cyclical nature of the petrochemical industry may reduce our net revenue and gross margin.
•	Adverse conditions in the petrochemical industry may adversely affect demand for our products.
•	Global macroeconomic factors have had, and may continue to have, adverse effects on the margins that we realize on our products.
•	We face competition from suppliers of polyethylene, polypropylene, PVC and other products.
•	We may face competition from producers of substitutes for our products as a result of evolving technology, consumer and industry trends and preferences, and regulatory changes.
•	Higher raw materials costs would increase our cost of products sold and may reduce our gross margin and negatively affect our overall financial performance.
•	We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane, propane and propylene needs, and also on logistics services.
•	We depend on ethane supplied by Pemex TRI in Mexico.
•	We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof.
•	We may be materially adversely affected if there is an imbalance in global logistics, which may cause disruptions to our transport, storage and distribution operations, negatively impacting the costs related thereto.
•	We rely on access to third-party licensed technology and related intellectual property, and if such rights cease to be available to us on commercially reasonable terms, or at all, or if any such third party ceases to provide us with technical support under license or technical services agreements, certain of our production facilities, our operating results and financial condition could be adversely affected.
•	Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

•	We may be subject to attempts to acquire our control, which may lead to significant changes in management, the strategies that we are currently pursuing, or in our current corporate governance practices.
•	We may face conflicts of interest in transactions with related parties.
•	Under our growth strategy, we may pursue strategic acquisitions, investments, and investments in new businesses. The failure of an acquisition, investment, or investments in new businesses to produce the anticipated results, or the inability to integrate an acquired company, could adversely affect our business financial condition and results of operations.
•	Adjustments in tariffs on imports that compete with our products could cause us to lower our prices.
•	Changes in U.S. and global trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.
•	A failure to comply with export control or economic sanctions laws and regulations could have a material adverse impact on our results of operations, financial condition and reputation.
•	Our business and operations are inherently subject to environmental, health and safety risks. As a result, our business is also subject to several stringent regulations, including environmental regulations.
•	Unfavorable outcomes in pending or future litigation may reduce our liquidity and negatively affect our financial performance and financial condition.
•	We could be materially affected by violations of the FCPA, the Brazilian Anti Corruption Law and similar anti-corruption laws.
•	Climate change may negatively affect our business, financial condition, results of operations and cash flow.
•	If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and could affect our ability to make principal and interest payments on our debt obligations.
•	Unauthorized disclosure or loss of intellectual property, trade secrets, other sensitive business or personal information, or disruption in information technology by cyberattacks or other security breaches, as well as our failure to comply with data protection laws and information security requirements can subject us to significant penalties or liability and can adversely impact our operations, reputation, and financial results.
•	There can be no assurance that Novonor will remain our controlling shareholder. Novonor and Petrobras may enter into transactions or other arrangements that may result in us not having a controlling shareholder. If no single shareholder or group of shareholders holds more than 50% of our voting stock or exercise a controlling interest, there may be increased opportunity for alliances between shareholders and conflicts between them.
•	Novonor and Petrobras have requested us to conduct studies for a potential migration of Braskem to the Novo Mercado listing segment of the B3, which, if completed, would lead to the conversion of all of our class A and class B preferred shares into common shares and the revision of our corporate governance practices to conform to the Novo Mercado rules.
•	The intended corporate reorganization communicated by Novonor and Petrobras to us may not be approved or implemented, and the migration to the Novo Mercado listing segment of the B3 may not occur.
•	We expect to lose the right of preference set forth in the current shareholders’ agreement with respect to new business opportunities in the petrochemical sector, and as result, Petrobras, which is our largest supplier of raw materials in Brazil, will be able to invest in the petrochemical sector independently from us and without first giving us a preference to do so.
•	Changes in tax laws may result in increases in certain direct and indirect taxes, which could reduce our gross margin and negatively affect our overall financial performance.

Risks Relating to Brazil

•	Brazilian political, economic and business conditions, and the Brazilian government’s economic and other policies, may negatively affect demand for our products as well as our net revenue and overall financial performance.

•	Fluctuations in the real/U.S. dollar exchange rate could increase inflation in Brazil, raise the cost of servicing our foreign currency-denominated debt and negatively affect our overall financial performance.
•	Fluctuations or changes in, or the replacement of, interest rates could impact the cost of servicing our debt or reduce our financial revenue, affecting our financial performance.

Risks Relating to Mexico

•	A renegotiation of commercial treaties or changes in foreign policy among Mexico, Canada and the United States may negatively affect our business, financial condition, results of operations and prospects.
•	Political events in Mexico could affect the Mexican economic policy and our business, financial condition and results of operations.
•	We source part of our ethane feedstock from Pemex TRI in Mexico, which we expect to be our primary source of ethane until the Ethane Import Terminal is operational.

Risks Relating to Our Equity and Debt Securities

•	All of the shares issued by Braskem and owned by NSP Inv. are secured for the benefit of certain secured creditors of the Novonor Group.
•	Holders of our class A preferred shares or the ADSs may not receive any dividends or interest on shareholders’ equity.
•	If holders of the ADSs exchange them for class A preferred shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.
•	The relative volatility and liquidity of the Brazilian securities markets may adversely affect holders of our class A preferred shares and ADSs.
•	Brazilian bankruptcy laws may be less favorable to holders of our shares, ADSs and outstanding debt securities than bankruptcy and insolvency laws in other jurisdictions.

Risk Factors

Risks Relating To Us And The Petrochemical Industry

We may be affected by instability in the global economy and by financial turmoil, including as a result of military conflict between Russia and Ukraine.

Instability in the global markets and in the geopolitical environment in many parts of the world as well as other disruptions may continue to put pressure on global economic conditions. Concerns over recession, inflation, higher interest rates, geopolitical issues, the global financial markets, unstable global credit markets and financial conditions and the COVID-19 pandemic, have led to periods of significant economic instability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, and increased unemployment rates. In addition, we face several risks associated with international business and are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics, trade disputes, economic sanctions, trade wars and their collateral impacts and other international events. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations.

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

In particular, global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia’s invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, it and any other geopolitical tensions could have an adverse effect on the economy and business activity globally, including the following:

•	credit and capital market disruptions;
•	significant volatility in commodity prices (such as oil and gas and raw materials to our business);
•	significant volatility in petrochemical product prices;
•	increased expenses related to direct and indirect materials used in our production process (i.e., logistics and inputs, among others);
•	increased costs of resources (such as energy, natural gas and coal) for our operations;
•	slowdown or disruption of the global and local supply chain, which may lead to shortages and lack of critical materials, commodities and products in the market and to our business;
•	local and foreign currencies volatility;
•	increase in interest rates and inflation in the markets in which we operate, which may contribute to further increases in the prices of energy, oil and other commodities; and
•	lower or negative global growth, impacting demand for our products.

Additionally, the recent military conflict between Russia and Ukraine has led to sanctions and other penalties being imposed, proposed and threatened by the United States, European Union and other countries on Russia. Such sanctions are rapidly evolving, and the United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. Russian military actions counter measures or retaliatory actions (including cyberattacks and espionage) could adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets, potentially leading, for example, to difficulties in obtaining additional funds and sources of financing for our operations. Already the conflict has caused market volatility, a sharp increase in certain commodity prices, such as oil and natural gas, and an increasing number and frequency of cybersecurity threats. Actual and threatened responses to such military action, as well as a rapid peaceful resolution to the conflict, may also impact the markets for certain Russian products, such as oil, natural gas and other commodities, and may likely have collateral impacts and disruptions on such sectors globally. It is not possible to predict the length and impact of the ongoing military conflict or its broader consequences, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, currency exchange rates and financial markets. Any such event may increase our costs, decrease our revenues or limit our production and sales volume and adversely affect our business, results of operations and financial condition.

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

Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic, which was reported to have surfaced in China in December 2019 and spread to the rest of the world, or by other pandemics or epidemics of similar nature. In 2020, the COVID-19 pandemic significantly impacted economic activity and markets around the world, and its severity, magnitude and duration are highly uncertain, rapidly changing and difficult to predict. At this time, our management cannot fully predict with certainty the effects that the COVID-19 pandemic will have on our business, financial condition and results of operations and whether these effects will be material to us. The spread of COVID-19 has caused us to modify certain of our business practices, and we may take further actions as required by government authorities or that we determine are in the best interests of our employees, customers, partners and suppliers. Based on operating data for the year 2021 and the publicly reported expected impact on certain industries that are customers to our products (such as automotive and construction), we believe that COVID-19 has affected our business in numerous ways, including, but not limited to, reduction of our production, sales volume and net revenue, increase of some of our costs, and decrease of our gross margin.

We have closely monitored the effects of the COVID-19 pandemic on our business and the communities located in the regions in which we operate, and we intend to continue to do so.

During 2022, China continued its “zero-COVID” policy, which led the industry in which we operate to reduced or suspended production globally, affecting the demand for chemical and petrochemical products around the world. As a result, in 2022, the capacity utilization rates of our petrochemical complexes in Brazil decreased compared to the previous year, from 80.7% in 2021 to 77.6% in 2022, which was mainly due to lower demand for resins, impacting spreads in the international market.

It is expected that, even after mostly lifting its “zero-COVID” policy, China will still be dealing with the virus, resulting in partial closures that could cause significant disruptions to the global economy. As a consequence, petrochemical demand is expected to continue to be affected until global economic activity returns to pre-pandemic levels.

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

The petrochemical industry, including the global markets in which we compete, is cyclical and sensitive to changes in global supply and demand. This cyclicality may reduce our net revenue, increase our costs and decrease our gross margin, including as follows:

•	downturns in general business and global economic activity may cause demand for our products to decline;
•	when global demand falls, we may face competitive pressures to lower our prices;
•	increases in prices of the main raw materials we use, including naphtha, ethane and propylene; and
•	if we decide to expand our plants or construct new plants, we may do so based on an estimate of future demand that may never materialize or materializes at levels lower than we predicted.

Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase, followed by expansion of production capacity, which has resulted in oversupply and reduced prices and profit margins. Prices in the petrochemical industry follow the global petrochemical industry, and we establish the prices for the products we sell in Brazil, other countries in Latin America, the United States, Europe and the world with reference to international market prices. Therefore, our net revenue, feedstock costs and gross margin are linked to global industry conditions that we cannot control, and which may adversely affect our results of operations and financial position.

In addition, relevant events, or changes in the cycle and in the petrochemical industry, including technological innovations, and regulatory changes including related to climate change, may materially affect the future profitability of our business and consequently reduce the recoverable value of our assets, which is reviewed by the annual impairment test, which may adversely affect the profit attributable to our shareholders.

Adverse conditions in the petrochemical industry may adversely affect demand for our products.

Sales of our petrochemical and chemical products are tied to global production levels and demand, which can be affected by macro-economic factors such as interest rates, international oil prices, shifts to alternative products, consumer confidence, employment trends, regulatory and legislative oversight requirements, trade agreements, regulatory developments including related to climate change, as well as regional disruptions, armed conflicts, natural disasters, epidemics, pandemics, or other global events. Therefore, our net revenue, feedstock costs and gross margin are linked to global conditions that we cannot control, and which may adversely affect our results of operations and financial position. For example, the persistence of the COVID-19 pandemic or the conflict involving Russia and Ukraine (including economic sanctions and other regulations imposed by the United States and other international countries as a result thereof) could negatively impact supply chains worldwide and demand for our products and the raw materials we use. Should the conflict in Ukraine or other international locations further escalate, it is difficult to anticipate the extent to which the consequences of such conflict, including without limitation effects on the price of oil and current or future sanctions could increase our costs, disrupt our supplies, reduce our sales, or otherwise affect our operations. Moreover, the extent to which the COVID-19 pandemic, including the continuity of restrictions and lockdowns in China impacting global demand for our products, impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the severity of the COVID-19 pandemic, actions to contain it or treat its impact, among others.

Our revenue from certain of our customers is significant, and the credit risks associated with these customers could adversely affect our results of operations.

We engage in several transactions where counterparty credit risk is a relevant factor, including transactions with certain of our customers and those businesses we work with to provide services, among others. These risks are dependent upon market conditions and also the real and perceived viability of the counterparty. The failure or perceived weakness of any of our counterparties has the potential to expose us to risk of loss in certain situations. Our revenue from certain of our customers may be significant, and the credit risks associated with these customers could adversely affect our results of operations. Certain contracts and arrangements that we enter into with counterparties may provide us with indemnification clauses to protect us from financial loss. To the extent the credit quality of these customers deteriorates, or these customers seek bankruptcy protection, our ability to collect our receivables, and ultimately our results of operations, may be adversely affected. In addition, delays in payment cycles by significant customers may adversely affect our liquidity and working capital.

In addition, If the viability of the business of certain of our customers deteriorates, it could have a material adverse effect on our cash flows and results of operations.

Our results of operations may be adversely affected by increases in expected credit losses.

We have a large balance of accounts receivable and have established a provision for the portion of such accounts receivable that we estimate will not be collected because of our customers’ non-payment. As of December 31, 2022, our total trade accounts receivable, net of expected credit losses (R$112.1 million) was R$ 3,231.9 million.

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

Overview of GDP outlook follows below:

•	According to the latest report released by the International Monetary Fund (the “IMF”) in January 2023, the world’s GDP growth for 2023 is estimated at 2.8%. In 2022, the world’s GDP grew 3.4%.
•	According to the latest report released by the IMF in January 2023, Brazil’s GDP growth for 2023 is estimated at 0.9%. In 2022, Brazil’s GDP grew 3.1%.
•	According to the latest report released by the IMF in January 2023, the United States GDP growth for 2023 is estimated at 1.4%. In 2022, the United States GDP grew 2.0%.
•	According to the latest report released by the IMF in January 2023, the Euro Area GDP growth for 2023 is estimated at 0.7%. In 2022, the Euro Area GDP grew 3.5%.

•	According to the latest report released by the IMF in January 2023, Mexico’s GDP growth for 2023 is estimated at 1.7%. In 2022, the Mexico’s GDP grew 3.1%.

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

Our ability to export to other countries depends on the level of economic growth in those countries and other economic conditions, including prevailing inflation and interest rates. In addition, disruptions in the global balance between supply and demand and logistics constraints may impair our ability to export our products. Prolonged volatility in economic activity in our key export markets, including the United States, South America, Europe, and Asia, could continue to reduce demand for some of our products, which would adversely affect our results of operations.

We face competition from suppliers of polyethylene, polypropylene, PVC and other products.

We face strong competition across all of our products. Some of our foreign competitors are substantially larger and have greater financial, manufacturing, technological and/or marketing resources than us. Our U.S. operations face competition in the United States from other North American suppliers that serve the North American market. Our European operations face competition in Europe and the other export markets that it serves from European and other foreign suppliers of polypropylene. Our Mexico operations face competition from Mexican and U.S. producers of polyethylene. Competitors from South America may export to Brazil with reduced or no import duties. In addition, suppliers of almost all continents have regular or specific sales to trading companies and direct customers in Brazil for our products, including resins.

We generally follow the international markets with respect to the prices for our products sold in Brazil. The domestic price is determined by the import parity, which is based on converters’ imports into Brazil and typically represents spot market price, plus exchange rate fluctuations, plus import tariffs that the Brazilian government uses to implement economic policies. Adjustments of tariffs could lead to increased competition from imports and cause us to lower our domestic prices and impact the demand for our products, which would likely result in lower net revenue and could negatively affect our overall financial performance. This effect combined would have a negative impact on our gross margins and overall financial performance. We have no control over the import tax rate policy in Brazil or Mercosur (the Southern Common Market, or Mercosur in Spanish), a common market that serves as a regional integration process and was initially established by Argentina, Brazil, Paraguay and Uruguay, and subsequently joined by Venezuela and Bolivia. Petrochemical import taxes that are currently in place have changed in the past and may change in the future. We generally follow the international markets with respect to the prices for our products sold in Brazil. We generally set the prices for our products exported from Brazil based on international market prices. We set the prices for products sold in the United States and Europe based on market pricing in such region. The price for polyethylene in Mexico is based on prices in the U.S. Gulf Coast region.

As a result of the commissioned fractioned gas-based ethylene and polyethylene new capacities and of the expected new capacities for production of resins and petrochemicals, coupled with the competitive pricing of feedstock for petrochemicals production such as ethane, we anticipate that we may experience increased competition from producers of thermoplastic resins, especially from North American, Middle Eastern and Chinese producers, in the markets in which we sell our products. In addition, the Chinese government has exercised, and continues to exercise, significant influence over the Chinese economy including governmental actions to incentivize and achieve self-sufficiency production in some specific chains, such as PE and PP. Those new capacities could lead to a rebalancing of global export flows and an increase in global competition from our competitors, which are larger and have greater competitive advantages than us.

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

In 2019, the European Union parliament approved regulations banning as of 2021 single-use plastic items such as plates, cutlery, straws, and cotton buds sticks and adopting a strategy for disposal of plastic products in a circular economy that aims to significantly increase recycling and targets the plastic products most often found on beaches and in seas. The European Union is now currently revising such rules to increase recycling and recycled content targets, as well as to establish new regulation on the design and labelling of plastic products. In addition, state and local governments in other countries, for example in China and in Brazil, have also proposed or implemented bans on single-use plastic products. Regarding regulatory issues related to plastic for single use in Brazil, proposed regulations are being discussed in the federal, state and municipal levels. Additionally, legislative proposals on carbon border adjustment mechanisms aiming at preventing carbon leakage have been under discussion in several countries. So far, none of the proposals have yet affected chemicals and plastic resins, but this might change in the future. Recently, UNEP has started conversations to negotiate an international legally binding instrument aiming at eliminating plastics pollution. These rounds of negotiations are expected to take at least two years, but some of the proposals include reducing and even prohibiting the production of certain plastic products considered “problematic”. The expansion of regulation or the prohibition of plastic products use, and sale could increase the costs incurred by our customers or otherwise limit the application of these products and could lead to a decrease in demand for resins and other products we make. Such a decrease in demand could adversely affect our business, results of operations and financial condition.

We have as a core part of our strategy to grow our renewables and recycling business. We are supporting several initiatives to foster a low-carbon circular economy (reusing and repurposing resources within the economy), including, but not limited to: (i) partnerships to develop new products and applications to improve efficiency and promote recycling and reuse (circular design); (ii) development of a portfolio of innovative products with recycled and biobased contents; (iii) development of recycling technology, supporting the advancement of studies and tests, for both chemical and mechanical recycling (iv) environmental education and consumer engagement initiatives focused on educational actions, aimed at conscious consumption and proper disposal, with a positive impact on the recovery of plastic waste; and (v) circular design, which consists of the co-creation of new packaging solutions and businesses focused on circular solutions. We cannot predict the outcome of such initiatives since there still are many goals to be accomplished to reduce plastic waste and marine litter, which may lead to decreased interest in our products by our customers and consumers, impacting our results of operations and financial condition. Moreover, we may not be able to successfully implement our strategy to grow our renewables and recycling business, which could adversely affect our financial condition and results of operations.

Also, new competitors could develop new technologies to offer less carbon-intensive products, which could result in a loss of our competitiveness and a reduction of our revenues.

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

Naphtha, a crude oil derivative, is the principal raw material used by our Brazil Segment. For the year ended December 31, 2022, Naphtha accounted for 35.5% of our consolidated cost of products sold. Comparatively, it represented 37.0% in 2021. In addition, Ethane and propane are the principal raw materials that we use to produce our basic petrochemical products in our petrochemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex, and represent the principal production and operating cost of such Complex. In connection with our Brazil Segment, ethane and propane accounted for 1.3% and 1.4%, respectively, of our consolidated cost of products sold during the year ended December 31, 2022. Comparatively, they accounted for 0.9% and 1.3%, respectively, in 2021.

Propylene is the principal raw material that we use to produce polypropylene in the United States and Europe and represents the principal production and operating cost of our United States and Europe Segment. We also purchase propylene in the Brazilian market for certain of our Brazilian polypropylene plants. Propylene accounted for 21.2% and 29.6% of our consolidated costs of products sold during the year ended December 31, 2022 and 2021, respectively.

Ethane is the principal raw material that we use to produce ethylene in the Mexico Complex and represents the principal production and operating cost of the Mexico Complex. In connection with our Mexico Segment, ethane accounted for 2.6% and 1.3% of our consolidated costs of products sold during the year ended December 31, 2022 and in 2021, respectively. The price of ethane is highly correlated with that of natural gas, and in 2022, due to rising energy prices as a result of a changing geopolitical scenario, the average price of ethane (reference Mont Belvieu) increased 64.3% from 2021, affecting the ethane price and the production and operating cost of the Mexico Complex.

In Brazil, we purchase the naphtha used by our chemicals operations that are part of our Brazil Segment at prices based on the Amsterdam-Rotterdam-Antwerp naphtha price, or the ARA price, and the ethane and propane based on United States market references. We purchase ethane used by our Mexico Segment at prices based on Mont Belvieu ethane. We purchase the propylene used in Brazil and United States plants at prices based on U.S. Gulf reference price, or the USG price. We purchase the propylene used in our Europe plants as reported by international references based on monthly contract price for propylene for Europe. We purchase light refinery hydrocarbon used in the São Paulo petrochemical complex at a price related to imported natural gas price.

The ARA price of naphtha fluctuates primarily based on Brent crude oil, but also follows the markets of fuels and petrochemicals. During the year ended December 31, 2022, the average price of naphtha increased 21.3% when compared to 2021, reaching US$770.0 per ton, as a result of the commodities shock, after the Russian invasion of Ukraine. However, compared to the 43.1% increase in Brent prices over the same time period, robust fuel demand resulted in an excess of naphtha, keeping its price stable in the face of declining petrochemical demand.

For the year ended December 31, 2022, the average price of ethane (Mont Belvieu market reference) was US$0.48 per gallon, or US$356.2 per ton, an increase of 55.5% per ton from 2021. This led to a higher price for natural gas in the region after the geopolitical scenario caused energy prices to rise in the first and second quarters of 2022. However, these factors were partially offset by: (i) an improvement in healthier inventories in the United States at the end of the fourth quarter of 2022; and (ii) a decrease in demand for petrochemicals and derivatives, reflecting the uncertainties in the global economic scenario in the third and fourth quarters of 2022.

During the year ended December 31, 2022, the average price of the USG reference propylene was US$1,120.7 per ton, representing a decrease of 29.4% compared to 2021, which is explained by: (i) higher product availability after the normalization of production in some facilities, associated with the high propylene derivates inventories, such as polypropylene, of American producers; and (ii) lower demand during the year.

For the year ended December 31, 2022, the average price of propylene in Europe was US$1,457.4 per ton, representing an increase of 13.9% compared to 2021, which is explained by higher oil and energy prices in the international market, reflecting the geopolitical tensions in Europe.

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

Currently, we do not hedge our exposure to feedstock price changes beyond transit periods when buying cargoes from foreign sources. We believe there is a natural hedge in the petrochemical industry dynamic, mainly due to the historical correlation observed between naphtha, the principal feedstock of a marginal producer and with higher production costs, and its final products (PE, PP, PVC, and others). Historically, naphtha price fluctuations show a high correlation with changes in the first- and second-generation petrochemical products.

Therefore, any hedge solely with respect to naphtha’s price would break this natural protection, most likely making our results more volatile. Compared to naphtha and propylene, ethane and propane prices shows a lower correlation to our products. As a result, final consumer prices may not reflect feedstock cost fluctuations.

We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane, propane and propylene needs, and also on logistics services.

Petrobras is a relevant Brazilian supplier of naphtha for us and has historically supplied up to 70% of the naphtha consumed by our chemicals operations that are part of our Brazil Segment. Currently, Petrobras is also our primary supplier of ethane, propane and light refinery hydrocarbon and has historically supplied the ethane, propane and light refinery hydrocarbon consumed at our petrochemical complex located in the Rio de Janeiro Complex and our chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex, respectively.

We are a party to several propylene contracts with Petrobras refineries, which have historically supplied 40% of our propylene need to produce polypropylene in Brazil at prices based on international references. As a result of limited infrastructure in Brazil to allow the importation of propylene in large quantities and substantial costs associated with the storage and transportation of the product, we depend on propylene supplied by Petrobras to operate our PP plants at optimal operational levels.

We have five propylene supply agreements with Petrobras that will expire between 2026 and 2029. We cannot assure that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.

In June 2020, we entered into new agreements with Petrobras for the supply of petrochemical naphtha to our industrial units in Bahia and Rio Grande do Sul. The agreements, with a term of five years following the expiration of the prior agreement with Petrobras, establish the supply of a minimum annual volume of 650,000 tons and, at the option of Petrobras, an additional volume of up to 2.85 million of tons per year, at the price of 100% of the international reference ARA. In addition, to guarantee access to the naphtha logistics system in Rio Grande do Sul, we also renewed the storage agreement with Petrobras until 2025 at REFAP located in the city of Canoas, and until June 2024 for the storage at TEDUT located in the city of Osório.

In December 2021, Petrobras concluded the sale of its refinery in Bahia (RLAM) to Acelen. With the conclusion of the sale, our agreement for the supply of 450,000 tons of naphtha with Petrobras to supply to our industrial unit in Bahia was transferred to Acelen, which became our supplier for the same volume.

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

Therefore, our production volumes and net revenue would likely decrease, while our costs would likely increase, and adversely affect our overall financial performance in the event of the occurrence of one or more of the following:

•	significant damage to Petrobras’ supply infrastructure through which Petrobras and Braskem import naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a result of an accident, natural disaster, fire or otherwise;
•	termination by Petrobras of the naphtha, ethane, propane, propylene and light refinery hydrocarbon supply contracts with us, which provide that Petrobras may terminate the contracts for certain reasons;
•	considering that Petrobras (and/or its subsidiaries) controls a substantial portion of the logistics infrastructure of our raw material across Brazil and our existing agreements for using its assets and their operation over certain Braskem’s assets, we could also assume that we would face difficulties to import and ensure access of raw material to our crackers in a scenario that these agreements are terminated by Petrobras (and/or its subsidiaries) and therefore with a substantial impact on the infrastructure that we currently access; or
•	failure to renew or extend our existing agreements for the supply of raw materials or pipeline infrastructure use considering that Petrobras is conducting a divestment plan of its assets that also includes certain refineries that supply naphtha and propylene to us and some logistic infrastructure assets.

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

We depend on propylene and ethylene supplied by third parties in the United States and Europe.

Our reliance on third party suppliers poses significant risks to our results of operations, business and prospects. We rely upon third parties to supply our plants with propylene and ethylene. We acquire propylene and ethylene for our polypropylene plants in the United States under long-term supply agreements and through the spot market. As of December 31, 2022, we had nineteen propylene supply agreements and two ethylene supply agreements with several suppliers. The pricing formulas for propylene and ethylene under these supply agreements are generally based on market prices. We cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide for the supply of 90% of the propylene requirements of these plants. We have two main supply agreements in Germany. One agreement has a five-year term effective since October 1, 2021 with a term until September 30, 2026, and thereafter will automatically be renewable for consecutive one-year terms, unless terminated by one of the parties. The other agreement expires in December 2026, and thereafter will also be automatically renewable for consecutive one-year terms, unless terminated by one of the parties. We have entered into a third contract that will expire at the end of 2023, increasing the supply of our plants to 93% of the propylene required. The pricing formula for propylene under these supply agreements is based on market prices.

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

We currently source a significant portion of our supply of ethane, which is the primary feedstock used in our polyethylene production process, from Pemex Transformación Industrial (“Pemex TRI”), a state-owned Mexican entity, which is a subsidiary of Petróleos Mexicanos, Pemex, the state-owned Mexican oil and gas company, pursuant to an ethane supply agreement (the “ethane supply agreement”), entered into by Braskem Idesa S.A.P.I. (“Braskem Idesa”), which is our joint venture with Grupo Idesa, S.A. de C.V.(“Idesa”), with Pemex TRI under competitive commercial conditions at prices that reference the Mont Belvieu purity ethane price, a U.S. dollar-based international reference price. As a result, our production volumes, net revenue and profit margins would likely decrease and materially adversely affect our overall financial performance in case one or more of the following events occur:

•	significant damage to Pemex TRI’s gas processing centers or to any of the pipelines connecting our complex to Pemex TRI’s facilities, whether as a consequence of an accident, natural disaster, fire or otherwise;
•	any further decrease in the amount of ethane currently being delivered by Pemex TRI to our petrochemical complex;
•	any dispute with Pemex TRI and Pemex Exploración y Producción or Pemex PEP, related to the ethane supply agreement, including the non-recognition or non-payment of shortfall penalties and the decrease or failure to supply the contracted volume of ethane;
•	any material default by us or by Pemex TRI to supply/receive ethane in the contractually agreed volumes or qualities under the ethane supply agreement;
•	any material breach or termination by Pemex TRI or by us of the ethane supply agreement, or any material breach or termination by other Mexican state-owned companies of related supply (including those for the transportation of supplies) agreements; or
•	delays in the availability of ethane of acceptable quality, or our inability to obtain acceptable ethane in the quantities and quality that we need, or at all, or at reasonable prices.

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

Furthermore, the ethane supply agreement could also be impacted by changes in laws and regulations, terminated or modified by Pemex TRI as a result of political pressure or be subject to expropriation or other adverse measures by the Mexican government or government entities. Braskem Idesa may also renegotiate the terms of the ethane supply agreement, voluntarily or as a result of changes in laws and regulations, or otherwise.

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

If Pemex TRI (i) delivers less than an average of 75% of the agreed volume over a six-month period, (ii) reaches the annual limit in respect of shortfall penalties owed by Pemex TRI to Braskem Idesa and such limit is not waived by Braskem Idesa, or (iii) materially breaches any of its obligations related to the supply of ethane thereunder; Braskem Idesa has the right to notify Pemex TRI trough a notice of breach. If such breach continues for more than six months after notice, or an extended period if the parties agree, Braskem Idesa has the right to terminate the ethane supply agreement and require Pemex TRI and Pemex PEP to repay certain outstanding debt and compensate Braskem and Idesa according to an agreed valuation formula including the repayment of certain of our debt in the form of a put option right under the ethane supply agreement.

On September 27, 2021, Braskem Idesa entered into: (i) an amendment to the ethane supply agreement (the “amendment to the ethane supply agreement”) with Pemex Tri and Pemex Exploración y Producción to settle certain prior contractual outstanding issues; and (ii) an agreement with Pemex, Pemex Logística and other Mexican government entities, establishing certain support measures to the project to build an ethane import terminal with the capacity to meet all of Braskem Idesa’s feedstock requirements (the “terminal agreement”).

The amendment to the ethane supply agreement changed the minimum volume commitment to 30,000 barrels per day until the earliest of: (i) the operational startup of the ethane import terminal, scheduled for the second half of 2024, or (ii) February 2025 (which could be extended if there are delays in obtaining licenses). The amendment to the ethane supply agreement also gave Braskem Idesa the preemptive right to acquire all of the ethane that Pemex has available and has not consumed in its own production process until 2045, at international benchmark prices. The terminal project is designed to complement the ethane supply in Mexico and enables Braskem Idesa to operate at full capacity by accessing new feedstock sources.

Braskem Idesa and its operations in Mexico, including agreements entered into with state-owned or state-controlled entities, are subject to political interference by the Mexican government, which may lead to the termination or repudiation of certain contractual relationships and interference on Braskem Idesa’s operations that may materially and adversely affect us.

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

In the first quarter of 2021, Braskem Idesa entered into the following agreements under a strict reservation of all of its rights: (i) a memorandum of understanding with Pemex TRI setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and (ii) a natural gas transport service agreement with Cenagas for a term of 15 years, which was conditioned upon the execution of the definitive agreement referenced in item (i) above. Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had been unilaterally terminated by Cenagas in December 2020. On September 27, 2021, Braskem Idesa signed the following documents: (i) an amendment to the ethane supply agreement with Pemex revising certain of its terms; and (ii) an agreement with Pemex and other government entities that establishes support measures for the project to build an ethane import terminal, with the capacity to meet all of Braskem Idesa’s raw material needs. In October 2021, Braskem Idesa obtained the applicable corporate approvals, including the final approval of its shareholders and creditors regarding the executed agreements, resulting in the entry into force of the agreements describe above.

Failure by Cenagas to renew the agreement for transportation of natural gas or any other agreement with a Mexican state-owned company could have a material adverse effect on our business, results of operations and financial condition.

Political conditions in Mexico may affect actions or decisions by the Mexican government, including Pemex TRI, Cenagas, CFE and CENACE, which are, respectively, Braskem Idesa’s main suppliers of ethane, a provider of natural gas transportation services, an electricity back-up supplier, and the controller of national grid and dispatches of energy power generators, all of which are Mexican state-owned enterprises subject to political interference and related risks.

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

In 2021, the Mexican government took measures that would strengthen Pemex and the Federal Electricity Commission (Comisión Federal de Electricidad) power over Mexico’s energy market and threaten the country’s prospects for private renewable energy generation, including the annulment of certain previous energy policies and the proposed amendments to Mexico’s Energy Sector Law (Ley de la Industria Eléctrica) and to the Hydrocarbons Law (Ley de Hidrocarburos). Additionally, on September 30, 2021, President Andrés Manuel Lopez Obrador presented a constitutional initiative to reform the energy sector in Mexico before the Chamber of Deputies (the “Reform”). The Reform consists of amending certain guidelines and precepts of the Mexican energy sector by revising Articles 25, 27 and 28 of the Mexican Constitution and corresponding amendment to secondary laws, mainly the Electricity Industry Law (Ley de la Industria Eléctrica).

On April 17, 2022, the Reform was voted on in the Chamber of Deputies. With 275 votes in favor, 223 against and zero abstentions, the Reform was not approved despite having more votes in favor, as it did not gather the sufficient votes to reach the qualified majority on the Chamber of Deputies (333 votes in favor) required for the Energy Reform to pass. As a consequence, the energy sector, at a constitutional level, remains unchanged as it was approved during the 2013 Energy Reform.

One of our main ethane suppliers, Pemex TRI, is a subsidiary of Pemex, a state-owned entity of the Mexican government. The Mexican government controls Pemex, as well as its annual budget, which is approved by the Mexican Congress. The Mexican government may cut or reallocate spending in the future. Any cutbacks or reallocation could adversely affect Pemex’s annual budget and its ability to provide us with our contracted supply of ethane. In addition, Cenagas, a Mexican state-owned agency, is responsible for all natural gas pipelines and transportation in Mexico. As a result, Cenagas’ interruptions in transportation of natural gas to our Mexico Complex, could have a material adverse effect on our business, results of operations and financial condition and on our ability to develop and operate the ethane import terminal.

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

We rely on Petrobras for most or all of our supply of ethane, propane, light refinery hydrocarbon and propylene in Brazil, a few companies for a large portion of our supply of propylene in our United States and Europe Segment, and Pemex TRI for most of our supply of ethane in Mexico. In Mexico, Cenagas (Centro Nacional de Control del Gas Natural), which is a state-owned agency, is the sole provider of gas transportation services. We rely on Cenagas for the transportation of natural gas to our Mexico Complex. For ethane supply to Mexico, we rely on several international suppliers for most of the purchases to the cracker located in Mexico.

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

Our chemicals operations, which form a part of our Brazil Segment, are the only supplier of ethylene to our vinyls operations, the only supplier of ethylene to the polyethylene plants and the principal supplier of propylene to the polypropylene plants of our polyolefins operations. Additionally, as the cost of storing and transporting ethylene and its derivatives, including butadiene and other chemical products, is significant and there is no adequate infrastructure in Brazil that allows for the storage of large volumes, a relevant reduction in sales of these products may impact the operating rate of our chemical operations, impacting product availability for the polyolefins and vinyls operations in Brazil.

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

In addition, due to shipowners’ and market uncertainties with respect to the future propulsion technology adopted by the world’s merchant fleets, we are currently witnessing a lack of investment in the renewal of the world’s merchant fleet. This might lead to a shortage of ships available to us, which could drive our logistic costs higher.

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

We use technology and intellectual property licensed from third parties in the regular operation of our business, particularly in the operation of certain machinery and equipment required for the production of certain of our products such as our first- and second-generation products, and we may continue to rely on access to third-party technology and intellectual property in the future.

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

For example, in September 2021, Braskem Idesa announced a project to construct an ethane import terminal with the capacity of 80,000 barrels per day of ethane, providing conditions for Braskem Idesa to import all its feedstock needs. In addition, in July 2022, Braskem Idesa has entered into agreements with Advario B.V for the sale of a 50% stake in Terminal Química Puerto México (“TQPM”), a subsidiary of BI responsible for the development and operation of the ethane import terminal Project in Mexico. If we are unable to complete that project at their expected cost and in a timely manner, or if the market conditions or financing assumed as a basis for our project economics deteriorate, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

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

We maintain property, business interruption, general liability, environmental, construction, marine, credit and other types of insurance that we believe are appropriate for our business and operations as well as in line with industry practices. However, we are not fully insured against all potential hazards and incidents inherent in our business. Changes in insurance market conditions have caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us or at all and might be obligated to divert a significant portion of our cash flow from normal business operations. Also, in the event of an accident, we are required to undergo a regulatory assessment through which the insurance coverage needs to be confirmed. If coverage is not confirmed, there will be no indemnity to be paid.

In addition, adaptation actions, including those related to climate change, could be considered insufficient by insurance companies and may make it difficult for us to obtain insurance for our business. Also, premiums and deductibles for certain insurance policies could increase substantially and, in some instances, certain insurance coverage could become unavailable or available only in reduced coverage amounts.

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

Novonor S.A. – Em Recuperação Judicial, directly or through its wholly-owned subsidiary NSP Inv., owns 38.3% of our total share capital, including 50.1% of our voting share capital, and Petrobras holds 36.1% of our total share capital, including 47.0% of our voting share capital. Nominees of Novonor constitute a majority of the members of our board of directors. Under a shareholders’ agreement to which Novonor and Petrobras are parties, which we refer to as the Braskem S.A. Shareholders’ Agreement, all matters that may be resolved at a shareholder’s meeting or by our board of directors shall be decided by consensus among Novonor and Petrobras (except for our business plan, which is approved separately by the directors appointed by Novonor, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements”), taking into account our best interest. Furthermore, the shareholders’ agreement provides for the possibility (and not the obligation), if deemed necessary, to hold prior meetings, as a legitimate mechanism for alignment between Novonor and Petrobras, with a view to ensuring consistency and uniformity in their decisions, which could affect holders of class A Preferred Shares and American Depositary Shares, or ADSs.

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

On December 15, 2021, we received a letter sent jointly by our shareholders Novonor and Petrobras – Petróleo Brasileiro S.A. (“Petrobras”) regarding the progress of discussions for the potential sale of their equity interests in us. In such communication, Novonor and Petrobras disclosed that they agreed to seek the adoption of the necessary measures: (i) for the sale, through a secondary public offering, of up to all our class A preferred shares held directly or indirectly by them; (ii) to enable Braskem’s migration to the Novo Mercado listing segment of the B3, including in relation to necessary changes to Braskem’s corporate governance, which shall be subject to applicable approvals at the appropriate time and negotiation of a new shareholders’ agreement to conform their rights and obligations to such amended governance structure; and (iii) after the conclusion of Braskem’s potential migration to the Novo Mercado listing segment, carry out the sale of the remaining common shares held directly or indirectly by them and issued by us. The effective implementation of the commitments assumed by Novonor and Petrobras is subject, among other factors, to relevant approvals and market conditions. We are unable to predict the result of the implementation of the commitments assumed, as well as their possible impacts. On January 28, 2022, we received a communication sent jointly by our shareholders Novonor and Petrobras whereby they decided to temporarily cancel the shares offering due to volatility conditions in the financial and capital markets.

On November 3, 2022, we received a correspondence from Novonor, informing that, due to the discussions and analysis currently underway relating to a possible transaction, it may be necessary for Braskem to interact with potential interested parties, for which Novonor asked for our support and for that of our officers. Novonor further informed that, at that moment, there was no exclusivity agreement with any interested party, no binding offer, and no definition or decision on the structure to be adopted or on any alternative related to the disposal process.

In addition, although we are not currently a party to any pending bankruptcy or other judicial restructuring proceedings in Brazil or elsewhere, we are exposed to certain risks related to the Novonor Judicial Restructuring Proceedings, including risks related to the change of our corporate control resulting from decisions taken or agreed under such proceedings and the consequences derived therefrom. We have no control over the Novonor Judicial Restructuring Proceedings, and no assurance can be given on the outcome of the Novonor Judicial Restructuring Proceedings or their effect on us.

Additionally, all common and preferred shares issued by Braskem and held by NSP Investimentos S.A., or NSP Inv. were pledged with fiduciary assignment (alienação fiduciária) as a collateral given under certain financing agreements entered into by Novonor and certain of its subsidiaries with specific non-bankruptcy creditors (credores extraconcursais). It is possible that, under certain circumstances, the pledge over such shares may be enforced, with the consequent sale of the shares, which could result in a change of Braskem’s control and other consequences arising therefrom.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with related parties, including Petrobras and its subsidiaries, which is our Brazilian supplier of naphtha and other raw materials such as propylene, ethane, propane and light refinery hydrocarbon, and Novonor and its subsidiaries. These trade accounts receivable and trade accounts payable balances result mainly from purchases and sales of goods, which are mainly made based on international price references. These and other transactions between us and our related parties can result in conflicting interests, which may adversely affect our results of operations and financial condition.

Under our growth strategy, we may pursue strategic acquisitions, investments and investments in new businesses. The failure of an acquisition, investment or investments in new businesses to produce the anticipated results, or the inability to integrate an acquired company, could adversely affect our business financial condition and results of operations.

We have a adopted a growth strategy that is based on organic and inorganic growth, including investments and capital expenditures focused on sustainable development, renewable and recyclable products, mitigation of climate change, green initiatives and strengthening the circular economy. Pursuant to such growth strategy, we may from time to time acquire or invest in complementary companies or businesses with a similar or equal focus. Such acquisitions or investments may include businesses that operate in modern, innovative, and ground-breaking fields, all of which may have an increased level of uncertainty and risk, as they often develop or adopt new technologies and initiatives that may not yet have been proven to work as expected and may not have been sufficiently settled or consolidated. Certain of these businesses may also involve greenfield or brownfield operations, which may take longer periods of time to mature, if they ever mature, and also pose increased uncertainties, challenges and risks.

For example, in partnership with Valoren, a company specialized in developing and operating technologies for transforming solid waste, we built the first mechanical recycling line in Brazil. The plant, located in Indaiatuba, in the State of São Paulo, started its production by the end of 2021 and has the capacity to transform approximately 250 million pieces of packaging into 14,000 tons of high-quality postconsumer resin per year.

In 2022, we acquired a minority equity interest in Nexus Circular LLC, a company that operates in advanced recycling that converts landfill-bound plastics into circular feedstocks used in the production of sustainable virgin plastic. We also established a joint venture, based in the Netherlands, with Terra Circular, whose majority partner has developed and implemented innovative technology with the capacity to convert low-quality plastic waste into consumer products. Also in 2022, we acquired a minority equity interest in the special purpose entities (SPEs) engaged in wind power generation Ventos de Santa Amélia and Ventos de Santo Abelardo, both of which are subsidiaries of the private equity fund FIP Salus of the Casa dos Ventos group.

In February 2023, we completed the process of acquiring shares and subscribing to new shares issued by Wise Plásticos S.A. (“Wise”), a Brazilian company in the mechanical recycling sector, now holding a 61.1% equity interest in Wise.

The success of any acquisition or investment pursuant to our growth strategy will also depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and synergies, technology, international market and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our management’s attention from other business issues and opportunities. We may not be able to integrate successfully the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business, financial condition and results of operations could suffer. In addition, the expense of integrating any acquired business and their results of operations may adversely affect our results of operations.

Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue in the foreseeable future or at all, including those investments related to industrial decarbonization and recycling, renewable products, and the circular economy. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with any of our shares, it could be dilutive to our shareholders. To the extent, we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

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

To develop our Mexico Complex, Braskem Idesa disbursed significant capital and incurred significant debt. Our ability to achieve the strategic objectives of this business unit will depend largely on its successful operation. Factors that could affect the operation of this business unit include:

•	general economic, political and business conditions in Mexico;
•	global demand for, and supply balance of, PE;
•	the occurrence of unforeseen technical and mechanical difficulties that may interrupt production or lead to unexpected downtime of the Mexico Complex’s plants;
•	any material default by Pemex TRI under the ethane supply agreement;

•	any termination, cancelation or modification of the ethane supply agreement for any other reason;
•	the failure to renew any material agreement with Mexican state-owned companies;
•	the ability of Braskem Idesa to service its debt;
•	an unstable and non-continuous supply (including the transportation of supplies) of ethane, natural gas and other inputs, including energy and water; and
•	increased competition from domestic or foreign competitors and/or the emergence of new domestic or foreign competitors.

In the first quarter of 2021, Braskem Idesa entered into a natural gas transport service agreement with Cenagas for a term of 15 years. Following the execution of this agreement by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had been unilaterally terminated by Cenagas in December 2020.

On September 27, 2021, Braskem Idesa signed the following documents: (i) an amendment to the ethane supply agreement with Pemex revising certain of its terms (“Amendment”); and (ii) an agreement with Pemex and other government entities that establishes support measures for the project to build an ethane import terminal, with the capacity to meet all of Braskem Idesa’s raw material needs.

The Amendment changes the minimum volume commitment to 30,000 barrels per day until the earliest of: (i) the operational startup of the ethane import terminal, scheduled for the second semester of 2024, or (ii) February 2025 (which could be extended if there are delays in obtaining licenses). The Amendment also gives Braskem Idesa the preemptive right to acquire all the ethane that PEMEX has available and has not consumed in its own production process until 2045, at international benchmark prices.

In September 2021, Braskem Idesa started the Ethane Import Terminal project in Mexico. In October 2021, Braskem Idesa constituted the Terminal Química Puerto México (“TQPM”), a company created to be responsible for the construction and operation of the terminal. In June 2022, Braskem Idesa announced the sale of 50% of TQPM’s stake to Advario B.V., a global storage company, in TQPM. The TQPM ethane import terminal was designed to have a capacity of 80,000 daily barrels, providing conditions for Braskem Idesa to import all its need for raw material. We cannot assure you that the Mexico Complex will provide the expected benefits to us, even after having completed six calendar year of operations. Any significant interruption could hinder or prevent the implementation of our business plan as originally conceived, and result in revenue and net income below what is expected. Further, any material adverse effect on the financial condition or results of operations of the Mexican complex may adversely impact our own financial condition and results of operations.

Adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. Until November 2021, tariffs on imports of first-generation petrochemical products varied between 0% and 4%, and tariffs on polyethylene, polypropylene and PVC resins were 14.0%. In November 2021, the Brazilian government unilaterally reduced by 10% the import tariff rates of 87% of all its internationally commercialized goods. In May 2022, Brazil reduced, unilaterally, by an additional 10% tariffs on certain exports, which were expected to remain in force until December 2023 at the level of 11.2%.

In July 2022, Mercosur decided to reduce permanently the Common External Tariff (TEC) by 10%, which was applicable to all Mercosur members. Following these changes, tariffs on imports of first-generation petrochemical products from Mercosur members now vary between 0% and 3.6%, and tariffs on polyethylene, polypropylene and PVC resins are set at 12.6%.

In August 2022, the Brazilian government also enacted Resolutions Nos. 369 and 381 of the Executive Management Committee of Chamber of Foreign Trade (“Gecex”) approving a reduction in the import tax, by inclusion in the List of Exceptions to the Mercosur Common External Tariff (“Letec”) for the following of our products: (i) ethylene and alpha-olefin copolymers with density lower than 0.94, from 11.2% to 3.3%; (ii) S-PVC resin obtained from suspension processes, from 11.2% to 4.4%; (iii) PP (propylene copolymer) resin, from 11.2% to 4.4%; and (iv) PP (propylene homopolymer), from 11.2% to 6.5%. This reduction is valid for one year, from August 5, 2022 until August 2023, and, during this period, this change is expected to adversely affect our results of operations in Brazil. We have historically prioritized supply to the Brazilian market, and currently there are no signs of shortages of the products we supply to the Brazilian market.

On March, 21, 2023, the Executive Management Committee (“Gecex”) of the Foreign Trade Chamber (“Camex”) decided to exclude the following products from the Letec, establishing the import tax rate that had been reduced as follows: ethylene and alpha-olefin copolymers, with a density of less than 0.94, from 3.3% to 11.2%; PVC-S resin, obtained by a 4.4% suspension process to 11.2%; and Resin PP “cup” (propylene copolymer) from 4.4% to 11.2%. This measure will be effective from April 1, 2023. PP (propylene homopolymer) is still part of the exception list of Letec until December 2023.

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

The escalation of a trade war, tariffs, retaliatory tariffs or other trade restrictions on products and materials including those exported by us to China or raw materials imported by us from China, or other countries, may significantly hinder our ability to provide our products to customers in China or other affected locations. Such developments may result in a decrease in demand for our products as well as delays in payments from our customers. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions, or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where our customers are located, could lead to a rebalancing of global export flows and an increase in global competition, which in turn could adversely affect our business, financial condition, results of operations and cash flows.

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

Economic sanctions are complex, frequently changing, and often increase in number, and may impose incremental prohibitions, fines, restrictions on dealings with additional countries, territories, individuals or entities or compliance obligations on our dealings in certain countries and territories. We have conducted, and may in the future seek to conduct, business in certain countries that are subject to sanctions under the laws of the United States, the European Union, or other countries. Although we have pursued these transactions, and intend to pursue any future transactions, in full compliance with applicable laws and regulations, we may not be successful in ensuring compliance with limitations or restrictions on business with companies in any such countries. Additionally, Russia’s annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine, and the military interventions in Ukraine have led to sanctions and other penalties being imposed by the United States, the European Union and other countries on Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including the agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened and the United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. If we are found to be in violation of applicable sanctions laws or regulations, we may face criminal or civil fines or other penalties, we may suffer reputational harm and our results of operations and financial condition may be adversely affected. Additionally, even though we have adopted a global trade control directive and provide regular training to our employees, there can be no assurance that our employees, directors, officers, partners or any third parties that we do business with, including, among others, any distributors, or suppliers, will not violate sanctions laws and regulations. We may ultimately be held responsible for any such violation of sanctions laws and regulations by these persons, which could result in criminal or civil fines or other penalties, have a material adverse impact on our results of operations and financial condition and damage our reputation.

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

As a company operating in the petrochemical industry, our operations, operated by us or third parties, including the companies and businesses that we have acquired, involve the generation, use, handling, storage, transportation (mainly by pipeline, road, train, fluvial and maritime), treatment, discharge and disposal of hazardous substances and waste into the environment. Notwithstanding our environmental, health and safety standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business or reputation. Our industry is generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, contamination of soil and water, spilling of polluting substances or other hazardous materials, smoke or odor emission, failure of operational structures and incidents involving mobile equipment, vehicles or machinery, associated or not with the manufacture of petrochemicals and the storage and transportation of feedstock and petrochemical products. These events may occur due to technical failures, human errors or natural events, among other factors, and could result in significant environmental and social impacts, damage to or destruction of production facilities and communities, personal injury, illness or death of employees, contractors or community members close to our operations or close to our logistic routes, terminals and pipelines, environmental damage, delays in production, and, in certain circumstances, liability in civil, labor, criminal and administrative lawsuits, difficulties in obtaining or maintaining operating permits and environmental licenses, and impacts on our reputation, among other consequences.

In addition, our operations, operated by us or third parties, could generate impacts to the communities, from our regular operations, as well as in the management of the existing environmental liabilities, which may result in environmental, material and human damages, fines and sanctions, including loss of operating license, in addition to damage to our image and reputation, which could have a material adverse effect on our results of operations and financial condition.

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

Given our experience in the chemical and petrochemical industry and related products, the authorities requested Braskem’s collaboration for analysis, studies and environmental remediation, with monitoring by local authorities, which has been occurring since 2003. Following the agreement between the City of Madre de Deus, the Public Ministry of the State of Bahia and the “CCC” in 2015, by means of an Amendment to this Term of Commitment, Braskem is supporting the implementation of a vacancy program of an area near to the “CCC” property, declared as public utility by the City Hall in February of 2021. About 200 properties were necessary for the safe continuity of the remediation efforts.

Our business could be adversely affected by safety or product liability issues. Failure to appropriately manage occupational safety, process safety, product safety, human health, product liability and environmental risks inherent in the chemical and petrochemical businesses and associated with our products, product life cycles and production processes could result in unexpected incidents, including releases, fires, or explosions resulting in personal injury, loss of life, environmental damage, loss of revenue, legal liability, and/or operational disruptions. Public perception of the risks associated with our products and production processes could impact product acceptance and influence the regulatory environment in which we operate.

Changes to applicable laws may impose changes on standards we have already implemented, which can take time to review and update. For example, we have concluded or are currently concluding studies related to dams located at certain of our industrial sites as a result of a change in Brazilian law that now requires that all water and waste dams have a safety plan for these structures. The detailed assessments of our dams indicated some risks with regard to two structures located in Triunfo, in the State of Rio Grande do Sul. Environmental studies that we have commissioned have indicated instances of environmental contamination of the soil and underground water at certain of our plants. If the laws and regulations applicable to risks and safety plans change, we may be required to revise the studies that we have carried out or take further action to rectify potential issues that would not need to be addressed under current laws and regulations. In addition, we and certain of our executive officers have received certain notices related to minor environmental violations and are or have been subject to investigations or legal proceedings with respect to certain alleged environmental violations. These environmental issues, and any future environmental issues that may arise, could subject us to fines or other civil or criminal penalties imposed by Brazilian authorities.

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

In addition, our production and logistics processes are subject to inherent safety risks, which may lead to injuries, disability or death of our employees or individuals participating in such processes and communities, as well negatively impact the environment. Such risks cannot be entirely eliminated or fully mitigated even with full compliance with all safety measures applicable to us or required by laws or regulations. We may face a negative impact on our image and reputation, and on our business, financial condition and results of operations.

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

We have been taking the necessary actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. Considering the discussions held in December 2021, based on studies of the specialists, the recommendation was to fill five additional salt wells with solid material, for a total of nine wells to be filled, a process that should last for four years. For the remaining 26 existing salt mining wells, the recommended actions are: (i) conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; (ii) confirmation of natural filling status; and (iii) for some wells, sonar monitoring.

In June 2022, in compliance with the Agreement for Socio-Environmental Reparation, Braskem submitted to the MPF an environmental diagnosis containing the evaluation of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required to be carried out. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, the second opinion report on the environmental plan was filed with the MPF. In February 2023, the MPF agreed to the environmental plan, with incorporation of the suggestions provided in the second opinion report. Braskem initiated the actions described in the plan, implementing the commitments established in the agreement and sharing the results of its actions with the relevant local authorities, which also includes an update of the environmental diagnosis by December 2025.

Our actual costs related to this matter, considering the actions for closing and monitoring the salt wells, environmental actions and other technical matters for which the amount of R$1.4 billion, net of the adjustment to present value, has been provisioned as of December 31, 2022. The provision amount may change in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, possible changes to the environmental plan that may be required, the monitoring of the ongoing measures, and other possible natural alterations, and it may be materially altered based on a variety of other factors, including, but not limited to, the result of the monitoring and backfilling actions of the wells, potential future determinations by ANM, unforeseen technical difficulties or costs, or other factors.

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

On February 2, 2021, we were notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos (“CBTU”), initially requesting only a preliminary injunction for maintaining the terms of the cooperation agreement previously signed by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to replace the stretch that passed through the risk area. On December 31, 2022, the updated value of this lawsuit was R$1.4 billion. Braskem entered into a memorandum of understanding with CBTU to seek a consensual solution and suspend the lawsuit during the negotiation period and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until June 2023.

In March 2023, we became aware of the following actions: (a) Public Civil Action (“ACP”) filed by the Public Defender’s Office of the State of Alagoas (“DPE-AL”) against us, the Federal Government, the State of Alagoas and the Municipality of Maceió, which pleads for measures related to the Flexais region, including (i) the registration of residents of this region so that they can opt for relocation through the Company’s Relocation and Financial Compensation Program (“PCF”); and (ii) the claim for compensation in the amount of R$1.7 billion for moral and material damages allegedly owed to residents of this region, with a subsidiary claim for judicial blocking of said amount. The injunction relief requests were rejected by the court, and the decision is subject to appeal by the DPE; (b) Action filed by the State of Alagoas against the Company, which claims: (i) compensation for alleged damages caused to that State, including loss of tax revenue and loss of properties located in the risk area and; (ii) on an injunction relief, the State of Alagoas requested the cautionary blocking of R$1.1 billion in our bank accounts as a guarantee to indemnify for material and non-material damages allegedly suffered by the State Public Administration. On April 19, 2023, this injunction relief request was accepted by the court, which ordered a cautionary blocking of approximately R$1.1 billion in our bank accounts. Upon presentation of a performance bond by us, on April 23, 2023, the Appellate Court suspended the effectiveness of the decision to block Braskem bank accounts, as previously issued by the Lower Court.

The current provisions related to the geological event in Alagoas are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including changes in time, extension and way of execution of action plans; new repercussions or developments relating to the geological event; and the conclusion of possible studies that indicate recommendations of experts, and other new developments on the topic.

The measures related to the mine closure plan are also subject to the analysis and approval of ANM, the monitoring of results of the measures under implementation, as well as the changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the result of current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of the cavities monitored using sonar and piezometers could indicate the need for certain additional measure to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-Environmental Remediation Agreement, will be defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with the authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be a part of the measures for a Plan for Recovering Degraded Areas (“PRAD”).

Additionally, the Socio-Environmental Remediation Agreement provides for the potential adhesion by other parties, including the Municipality of Maceió. Also in the context of the understandings with authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court in Alagoas ratified the Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexais Area (the “Flexais Agreement”), entered into by Braskem and the MPF, the MPE, the DPU, and the Municipality of Maceió for the adoption of actions for requalification in the Flexais region, payment of compensation to the Municipality of Maceió and of indemnities to the residents of this location.

We have been making progress with local authorities with respect to other indemnification requests, resulting in advances in the understanding between the parties that may result in an agreement. Although future disbursements may occur as a result of progress in the negotiations, as of the date of this annual report, we are unable to predict the results and timeframe for concluding these negotiations or their possible scope, and the total associated costs in addition to those already provisioned.

It is not possible to anticipate all of the new claims related to damages or other nature that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse nature. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utilities, entities of the direct or indirect administration of the State of Alagoas, the Municipality of Maceió or the Brazilian federal government. Therefore, the number of such actions or lawsuits, their nature or the amounts involved cannot be accurately estimated at this time.

Consequently, we cannot rule out the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so that the final amount of expenses to be incurred to resolve related disputes may differ from current estimates and provisions.

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

Our operations in the United States, Germany and Mexico are subject to extensive U.S., German, European and Mexican federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. U.S. environmental laws and regulations may impose liability on us for the conduct of third parties, or for actions that complied with applicable requirements when taken, regardless of negligence or fault. Of particular significance to us are (1) regulatory programs to be established to implement air quality standards under the National Ambient Air Quality Standards for ozone and fine particles promulgated by the U.S. Environmental Protection Agency, or the EPA, and (2) various legislative and regulatory measures in the United States that are under review, discussion or implementation to address GHG emissions. In Mexico, we adhere to the comprehensive responsibility program promoted by the Mexican National Chemical Industry Association (Asociación Nacional de la Industria Química de Mexico—ANIQ), which is based on the responsible care standard adopted in the United States and Canada. We are also signatories of the Responsible Care program in the United States and Brazil that was launched by certain entities of the chemical industry sector worldwide.

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

On December 14, 2016, we entered into a leniency agreement with the MPF (the “Leniency Agreement”), which was ratified by the competent Brazilian court on June 6, 2017. On December 21, 2016, we filed a plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging us with conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”). On the same date, we consented to the entry of a final judgment in a civil action brought by the SEC based on civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. The competent federal courts in the United States approved the U.S. Department of Justice (the “DoJ”) and SEC resolutions on January 26, 2017 and February 28, 2017, respectively. In addition, on December 21, 2016, the OAG closed its investigation of these matters. We refer to these actions as the “Global Settlement”. Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of US$957 million (equivalent to R$3.1 billion), based on the exchange rate of R$3.27 per U.S. Dollar, applicable at the time of the negotiation.

The MPF will distribute the majority of the amount it receives as restitution to third parties for damages caused by the misconduct. Pursuant to the Global Settlement, the MPF agreed to communicate with other public authorities or entities, as well as stated-owned companies and mixed-capital companies with which Braskem enters into discussions to address the facts under the Global Settlement and avoid making duplicate restitution payments. In this context, as announced to the market on July 10, 2018, and disclosed in a material fact on May 27, 2019, we have cooperated and engaged in negotiations with the Ministry of Transparency and Controllership (CGU) and the Office of the Attorney General (AGU) in Brazil, and our Board of Directors approved the signing of a leniency agreement with the CGU and the AGU (the “CGU/AGU Agreement”) ..

The CGU/AGU Agreement, in the amount of R$2.9 billion, to be adjusted by the SELIC rate, addresses the same facts that are the object of the Global Settlement executed in December 2016 with the Brazilian Federal Prosecution Office (MPF), the DoJ, the SEC and the Swiss Office of the Attorney General (“Global Settlement”). Of this amount, R$3.1 billion will be offset by the amount that Company already had undertaken to pay under the scope of the Global Settlement, resulting in an additional disbursement of R$409.9 million.

As of December 31, 2022, we had paid R$3.1 billion, as follows:

•	R$877.8 million to the AGU, CGU and MPF;
•	R$296.6 million to the DoJ;
•	R$407.3 million to the OAG;
•	R1,282.5 million to the MPF; and
•	R$206.5 million to the SEC

There is still R$903.1 million (R$392.5 million and R$510.6 million as current and non-current liabilities, respectively), under the MPF Agreement and CGU/AGU Agreement, which will be paid in three annual installments updated by the variation in the Selic rate and payable until January 30, 2025. To guarantee payment of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

By reason of the Global Agreement, we will continue to cooperate with these relevant governmental authorities and improve our governance and anti-corruption compliance practices. Over the three years between 2017 and 2020, we were subject to independent monitoring as a result of the Agreements (the “CGU/AGU Agreement” and, together with the Global Agreement, the “Agreements”). Such monitors were responsible for verifying compliance with the Global Agreement, as well as the effectiveness of our internal controls, policies and procedures to reduce the risk of non-compliance with anti-corruption laws.

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

The CGU concluded its monitoring of the Company, and no pending issues involving the Company remained. The CGU is currently expected to present a final monitoring report and prepare a closing term. Moreover, the Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities.

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

We are, and in the future may be, involved in numerous tax, civil, environmental and labor disputes, among others, involving monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts. For certain of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for a portion of the amounts in controversy, based on our judgments as to the risk of loss for these lawsuits.

In July 2015, two putative class action lawsuits were filed against us and certain of our then-current and former officers and directors in the United States District Court for the Southern District of New York. The lead plaintiff, Boilermaker-Blacksmith National Pension Trust, alleged that the defendants made misrepresentations or omissions that inflated the price of Braskem’s stock in violation of United States securities laws.

On February 21, 2018, a hearing was held and a decision was rendered for the final approval of the settlement agreement regarding the entire class of investors and the dismissal of the lawsuit, and such agreement does not represent the admission of any wrongdoing or liability by Braskem. Such decision became final and binding.

On August 25, 2020, a class action was filed against us and some of our current and former executives in the U.S. District Court for the District of New Jersey, on behalf of an alleged class of investors who acquired Braskem’s securities. The lawsuit was grounded in the Exchange Act, and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas.

On December 15, 2022, the parties entered into an agreement to settle the class action with a payment of US$3 million, which was made in January 2023. On December 20, 2022, as the first measure for approval of the agreement, the lead plaintiff filed a preliminary approval motion, and the U.S. District Court for the District of New Jersey is expected to follow the required procedure for the approval of the settlement agreement. The extinction of the class action is expected to be declared only after the final approval of the settlement agreement and after the obligations assumed by the parties to the settlement agreement are met.

We cannot reliably predict all of the costs related to solving this dispute. We may be named as a defendant in other similar legal actions. We may also be named as a defendant in other lawsuits.

In the context of the geological events occurred in Maceió, we entered into agreements for the termination of three public-interest civil actions (ACP Labor, ACP Socio-environmental and ACP of Residents). The terms of the settlements were as follows:

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

It is not possible to anticipate all of the new claims related to damages or other nature that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse nature. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utilities, entities of the direct or indirect administration of the State of Alagoas, the Municipality of Maceió or the Brazilian federal government. Therefore, the number of such actions or lawsuits, their nature or the amounts involved cannot be accurately estimated at this time.

Labor strikes may materially and adversely affect our operations.

Labor strikes in our plants and facilities, operated by us or third parties, and in our main suppliers and customers plants and facilities may have a material adverse effect on our financial condition or results of operations. Future labor actions, including strikes, could have a material adverse effect on our financial performance.

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

The FCPA, the Brazilian Anti-Corruption Law and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners, injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could have a material adverse effect on our business, financial condition, results of operations or liquidity. Any negative reflection on our image or our brand from any violation of these laws could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy. Furthermore, the Brazilian Anti-Corruption Law provides for joint and several liabilities between companies of the same economic group.

Given the size of our operations and the complexity of our production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate or unlawful practices, including fraud or violations of law or violations of our internal policies and procedures by our employees, directors, officers, partners or any third-party agents or service providers. Furthermore, there can be no assurance that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of applicable laws and regulations) for which we or they may ultimately be held responsible. Violations of anti-fraud, anti-corruption, anti-money laundering or other international laws and regulations could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. We may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability.

Natural disasters, severe weather and climate conditions, or health epidemics could have a material adverse effect on our overall business.

We are subject to increasing climate-related risks and uncertainties, many of which are outside of its control. Climate change may result in more frequent severe weather events, potential changes in precipitation patterns and extreme variability in weather patterns which can disrupt our operations as well as those of its customers, partners and suppliers. Some of our facilities are in places that could be affected by natural disasters, such as floods, earthquakes, hurricanes, tornados and other natural disasters, which could disrupt our operations, operated by us or third parties, or the operations of our customers or suppliers and could damage or destroy infrastructure necessary to transport our products as part of the supply chain. Additionally, other unanticipated problems such as health epidemics or pandemics, including the COVID-19 outbreak that began in China and spread to the rest of the world, could also cause operational disruptions of varied duration. Such events could require maintenance shutdowns, delay shipments of products or supplies or result in costly repairs, replacements or other costs, which could have a material adverse effect on our financial performance.

Brazilian power generation capacity is mainly based on hydroelectric facilities. If the amount of water available to energy producers becomes scarce due to drought or diversion for other uses, the cost of energy may increase due to burdens and additional costs to guarantee the operation of the system, which could lead to price increases in long-term price contracts. The reliability of energy production can also be impacted, leading to an increase of the risk of interruptions and shutdowns at our facilities. In addition, if the amount of water available to industrial facilities becomes scarce, there may be a need to reduce production at the affected sites. Such conditions could have a material adverse effect on our sales and margins.

Additionally, the military conflict between Russia and Ukraine has caused market volatility, a sharp increase in certain commodity prices, including oil, natural gas and energy. It is not possible to predict the length and impact of the ongoing military conflict or its broader consequences, which could include further adverse effects on macroeconomic conditions, availability of natural gas impacting energy prices. Any such event may increase our costs, decrease our revenues or limit our production and sales volume and adversely affect our business, results of operations and financial condition.

Climate change may negatively affect our business, financial condition, results of operations and cash flow.

A considerable number of experts, international organizations, regulators and other analysts argue that global climate change has contributed, and will continue to contribute, to the increase in the unpredictability, frequency and severity of natural disasters (among but not limited to hurricanes, droughts, tornadoes, freezes, other storms and fires) in some parts of the world. As a result, several legal and regulatory measures, in addition to social measures, have been and will be established in several countries to reduce carbon and other GHG emissions and combat climate change globally. Such reductions in GHG emissions are expected to lead to an increase in energy, transport and input costs, in addition to requiring us to make additional investments in facilities and equipment. It is not possible to predict the impact of global climate change, if any, or legal, regulatory and social measures in response to climate change concerns, and whether such factors could negatively affect the business, financial condition, results of operations and operating cash flows.

Also, several countries are evaluating and seeking to implement carbon pricing policies for carbon emitting companies that are producers in these countries or that export products to these countries. If this occurs, our costs may be negatively impacted as we, as a petrochemical company, have a material carbon footprint. International market restrictions or taxation on products imported from countries with insufficient climate policies could lead to a loss of our global competitiveness and reduce our revenues.

Since 2008, we account for the emissions our operations and publish the results in a GHG inventory, which currently follows the operational control approach, contemplating our global emissions of scopes 1, 2, and 3, and which is annually verified by an independent third party. In 2022, Braskem recorded 10.7 million tons in carbon emissions and any carbon tax mechanism could negatively affect our business, financial condition, results of operations and operating cash flows.

For example, The European Commission has published in 2021 its “Fit for 55 Package” climate package, which includes extensive policy towards tougher emissions targets including the carbon border adjustment mechanism (CBAM) as holding wide ranging implications for the export industry into Europe.

Laws and regulations that seek to reduce GHG it is being defined in some regions and may be defined globally in the future, which could have a material adverse impact on our operating results, cash flows and financial condition. One of the possible effects of the increase in requirements related to the reduction of GHG emissions is the increase in costs, mainly due to the demand for the reduction of fossil fuel consumption and the implementation of new technologies in the production chain. Removing subsidies or levying taxes on fossil energy sources could increase fuel prices for large consumers and thus production costs. Levying taxes on carbon-intensive suppliers could increase associated production costs. Taxation on carbon intensive suppliers could increase production costs that could negatively affect our business, financial condition, results of operations and operating cash flows. Additionally, the difficulty of adapting to climate change and reducing the emission of GHG in production processes and the value chain could negatively affect our business, financial condition, results of operations and cash flows.

Climate change-related risks and uncertainties, legal or regulatory responses to climate change and failure to meet our sustainable development goals could negatively impact our results of operations, financial condition or reputation.

In 2020, we announced long term sustainable development goals, including (i) to reach in 2030 an absolute 15% reduction in greenhouse gas emissions (GHG) in scopes 1 and 2 – in relation to the average of the years 2018, 2019, and 2020 – and to achieve carbon neutrality by 2050 and (ii) to expand our green biopolymer production capacity to 1 million tons and (iii) to expand the commercialization of resins with recycled content to 300,000 tons in 2025 and 1 million tons by 2030, as well as recovering 1.5 million tons of plastic waste by this same year.

Execution and achievement of these goal within the currently projected costs and expected timeframes are also subject to risks and uncertainties which include, but are not limited to: advancement, availability, development and affordability of technology necessary to achieve these commitments; unforeseen design, operational and technological difficulties; availability of necessary materials and components; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions; changes in public sentiment and political leadership; our ability to comply with changing regulations, taxes, mandates or requirements related to greenhouse gas emissions or other climate-related matters.

The transition to lower greenhouse gas emissions technology, the effects of carbon pricing and changes in public sentiment, regulations, taxes, public mandates or requirements and increases in climate-related lawsuits, insurance premiums and implementation of more robust disaster recovery and business continuity plans could increase costs to maintain or resume our operations or achieve our sustainability goals in the expected timeframes, negatively affect our business, financial condition, results of operations and operating cash flows.

We are exposed to behaviors of our employees, non-employees and third parties that may be incompatible with our ethics and compliance standards, and failure to timely prevent, detect or remedy any such behavior and/or process vulnerabilities may have a material adverse effect on our results of operations and financial condition.

We are subject to the risk that our employees, partners, counterparties or any person doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal or business advantage. Investigations conducted by us internally or through outside counsel on potential violations of any applicable anti-corruption laws, including the FCPA by our employees or agents can be expensive and require significant time and attention from senior management. Our Anti-Corruption Program may not be completely effective for identifying, monitoring and mitigating these risks.

In addition, we cannot guarantee the existence of a socially responsible value chain that offers decent working conditions. Any breach of work-related regulations could result in human rights violations, impacts on people’s quality of life, and poor work conditions, which in turn could have an impact on our results of operations due to potential financial implications and lawsuits brough by individuals, public authorities or other agents, which could impact our reputation and image.

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

Any default under the agreements governing our indebtedness that is not cured or waived by the required lenders or noteholders could result in the holders of any such indebtedness accelerating the payment of amounts outstanding, which could render us unable to pay principal and interest on those and other obligations. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, we could be in default under the terms of such agreements. In the event of such default:

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

Certain of our contractual arrangements, including debt obligations, contain certain change of control provisions that provide our counterparties with a termination right or the ability to accelerate the maturity of our indebtedness in the event of a change of our control without their consent and/or a ratings decline, as applicable.

In addition, pursuant to the indentures governing our 6.45% Notes due 2024, 4.50% Notes due 2028, 4.500% Notes due 2030, 7.250% Senior Notes due 2033, 7.125% Notes due 2041, 5.875% Notes due 2050, Subordinated Resettable Fixed Rate Notes due 2081, 15th Debentures Issuance (used as a security for the issuance of a CRA – Agribusiness Receivables Certificates), 16th Debentures Issuance, 17th Debentures Issuance and 18th Debentures Issuance a “change of control” with a “ratings decline” (as such terms may be defined in each agreement governing our indebtedness) would require a repurchase of, or an offer to repurchase, any such outstanding notes or debentures, plus accrued and unpaid interest, if any, to the repurchase date.

These provisions would be triggered, for example, in the event a third party acquires, directly or indirectly, more than 50% of our voting capital stock outstanding and if, because of such a “change of control” (as such term may be defined in each agreement governing our indebtedness) our ratings are downgraded under certain thresholds (a “ratings decline,” as such term may be defined in each agreement governing our indebtedness) within a certain period of time.

In the case of our 6.45% Notes due 2024, 4.50% Notes due 2028, 4.500% Notes due 2030, 7.125% Notes due 2041, 5.875% Notes due 2050 and Subordinated Resettable Fixed Rate Notes due 2081, a “ratings decline” would occur if, at any time within 90 days after the earlier of the date of public notice of a “change of control” and the date on which Braskem and/or any other “person” (as applicable, and as defined in each agreement governing our indebtedness) publicly declares its intention to effect a “change of control,” (i) in the event the notes are assigned an investment grade rating by at least two rating agencies prior to such public notice or declaration, the rating assigned to the notes by at least two of the rating agencies is below an investment grade rating; or (ii) in the event the ratings assigned to the notes by at least two of the rating agencies prior to such public notice or declaration are below an investment grade rating, the rating assigned to the notes by at least two of the rating agencies is decreased by one or more categories (i.e., notches); provided that, in each case, any such “ratings decline” is expressly stated by the applicable rating agencies to have been the result of the “change of control.”

In the case of our 7.250% Senior Notes due 2033, a “ratings decline” would occur if, at any time within 90 days after the date of public notice of a “change of control,” (i) in the event the notes are assigned an investment grade rating by at least two rating agencies prior to such public notice, the rating assigned to the notes by any two or more of the rating agencies is below an investment grade rating; or (ii) in any other case, the rating assigned to the notes by at least two of the rating agencies is decreased by one or more categories (i.e., notches); provided that, in each case, any such “ratings decline” is expressly stated by the applicable rating agencies to have been the result of the “change of control.”

As a result, if a third party acquires our control, whether as a result of the Novonor Judicial Restructuring Proceedings (or agreements entered into within the context of the Novonor Judicial Restructuring Proceedings) or otherwise, such acquisition may result in a ratings downgrade that constitutes a “ratings decline.” In such cases, if appropriate consents or waivers are not obtained, such creditors could accelerate the maturity of our indebtedness or, as applicable, require a repurchase of, or an offer to repurchase, our outstanding notes or debentures.

The termination of any of our contractual arrangements, the acceleration of the maturity of, or the requirement to repurchase or offer to repurchase any of our indebtedness may have a material adverse effect on our business, financial condition, results of operations and cash flows, and ultimately result in the cross-acceleration of all of our indebtedness.

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

We collect, store, process, and use certain confidential information and other personal data in connection with our business operations. We must ensure that any personal data activity such as processing, collection, use, storage, dissemination, transfer, and disposal of data for which we are responsible complies with relevant data protection and privacy laws. The protection of information relating to our business partners (customers and suppliers), employees and confidential information related to our business is critical to us. We rely on commercially available systems, software, and monitoring tools to provide secure processing, transmission and storage of relevant information, such as business confidential information and personal data including sensitive information.

The Brazilian Constitution, Law No. 10,406/2002 (Civil Code), Law No. 8.078/1990 (Consumer Protection and Defense Code), Law No. 12.965/2014 (Brazilian Civil Rights Framework for the Internet), Decree No. 8771/2016 and the recent Law No. 13.709/2018 (Brazilian General Data Protection Law or LGPD), which entered into force on September 18, 2020, are the main laws governing the practice of processing personal data in Brazil.

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

Since August 1, 2021, with the entry into force of the LGPD’s administrative sanctions, if the ANPD understands that we are not in compliance with the LGPD, we may be subject to individual or cumulative sanctions, warning, requirement to disclose the incident, temporary blocking and/or exclusion of personal data to which the violation refers, daily fine, simple fine of up to 2% of the company, group or conglomerate’s revenue in Brazil in its last fiscal year, excluding taxes, and up to the aggregate amount of R$50.0 million per infringement. In case of recurrence, more severe administrative penalties provided for in the LGPD may be applied, such as partial suspension of the database operation to which the infringement refers for a maximum period of six months, extendable for an equal period, until the regularization of the activity of processing by the controller, suspension of the exercise of the activity of processing the personal data to which the infringement refers for a maximum period of six months, extendable for an equal period or partial or total prohibition of the activities related to the processing of data.

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

Our own security measures cannot be guaranteed and are susceptible to new cyberattacks. On October 4, 2020, we detected a cyberattack on our information technology environment and several improvements in people, processes and technologies have been and are being applied in the company’s environment, significantly increasing the maturity of information security at Braskem. All these actions ensured that no new incidents happened to date.

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

Currently, Novonor, directly or through its wholly-owned subsidiary NSP Inv., owns 38.3% of our total share capital, including 50.1% of our voting share capital, and Petrobras holds 36.1% of our total share capital, including 47.0% of our voting share capital. Each of Novonor (our indirect controlling shareholder) and Petrobras are currently a party to a shareholders’ agreement governing the exercise of their voting rights, appointment of directors and officers and other matters related to our corporate governance and their interests in us. In the event there is a change in our corporate control, we may be subject to significant changes to our management, business plan and strategies, as well as to our current corporate governance practices, all of which may have a material adverse effect on our results of operations and financial condition.

On November 3, 2022, we received a correspondence from Novonor, informing that, due to the discussions and analysis currently underway relating to a possible transaction, it may be necessary for Braskem to interact with potential interested parties, for which Novonor asked for our support and for that of our officers. Novonor further informed that, at that moment, there was no exclusivity agreement with any interested party, no binding offer, and no definition or decision on the structure to be adopted or on any alternative related to the disposal process.

In addition, as disclosed by us on December 16, 2021, we were notified by Novonor and Petrobras that each of their governance bodies approved, on December 15, 2021, the execution of a term sheet providing for Novonor’s and Petrobras’ mutual commitment to take necessary measures that could, if implemented, ultimately result in a change of control of our company (the “Notice”).

Pursuant to the Notice, Novonor and Petrobras agreed to seek the adoption of the necessary measures: (i) for the sale, through this secondary public offering, of up to all our class A preferred shares held directly or indirectly by them; (ii) to enable Braskem’s migration to the Novo Mercado listing segment of the B3, including in relation to necessary changes to Braskem’s corporate governance, which shall be subject to applicable approvals at the appropriate time and negotiation of a new shareholders’ agreement to conform their rights and obligations to such amended governance structure; and (iii) after the conclusion of Braskem’s potential migration to the Novo Mercado listing segment, carry out the sale of the remaining common shares held directly or indirectly by them and issued by us. On January 28, 2022, we received a communication sent jointly by our shareholders Novonor and Petróleo Brasileiro S.A. whereby they decided to temporarily cancel the shares offering due to volatility conditions in the financial and capital markets. Also, Novonor and Petrobras ratified their interest in resuming the equity offering in the future, at a time when a more favorable economic situation with less volatility exists, and the term sheet entered into between the parties remains in force and the commitment of both to dispose of their respective equity interests in the Company through a secondary public offering, in addition to taking all necessary measures to enable the Company to migrate to the Novo Mercado segment of the B3, including the necessary amendments to its governance, as the studies in this regard being carried out by the Company and referred to in the material fact disclosed on Form 6-K December 16, 2021 are concluded and to the extent that market conditions are favorable.

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

Additionally, all common and preferred shares issued by Braskem and held by NSP Inv. were pledged with fiduciary assignment (alienação fiduciária) as a collateral given under certain financing agreements entered into by Novonor and certain of its subsidiaries with specific non-bankruptcy creditors (credores extraconcursais). It is possible that, under certain circumstances, the pledge over such shares may be enforced, with the consequent sale of the shares, which could result in a change of Braskem’s control and other consequences arising therefrom.

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

Pursuant to the Notice, Novonor and Petrobras agreed to seek the adoption of the necessary measures: (i) for the sale, through this secondary public offering, of up to all our class A preferred shares held directly or indirectly by them; (ii) to enable Braskem’s migration to the Novo Mercado listing segment of the B3, including in relation to necessary changes to Braskem’s corporate governance, which shall be subject to applicable approvals at the appropriate time and negotiation of a new shareholders’ agreement to conform their rights and obligations to such amended governance structure; and (iii) after the conclusion of Braskem’s potential migration to the Novo Mercado listing segment, carry out the sale of the remaining common shares held directly or indirectly by them and issued by us. We are unable to predict the result of the implementation of the commitments assumed, as well as their possible impacts. On January 28, 2022, we received a communication sent jointly by our shareholders Novonor and Petróleo Brasileiro S.A. whereby they decided to temporarily cancel the shares offering due to volatility conditions in the financial and capital markets. Also, Novonor and Petrobras ratified their interest in resuming the equity offering in the future, at a time when a more favorable economic situation with less volatility exists, and the term sheet entered into between the parties remains in force and the commitment of both to dispose of their respective equity interests in the Company through a secondary public offering, in addition to taking all necessary measures to enable the Company to migrate to the Novo Mercado segment of the B3, including the necessary amendments to its governance, as the studies in this regard being carried out by the Company and referred to in the material fact disclosed on Form 6-K December 16, 2021 are concluded and to the extent that market conditions are favorable.

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

As a result of the foregoing, we may not be able to migrate to the Novo Mercado listing segment of the B3 in a timely manner, or at all.

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

On December 15, 2021, Novonor and Petrobras entered into an amendment to such shareholders’ agreement, generally providing that, if Braskem’s potential migration to the Novo Mercado listing segment of the B3 is not implemented, Braskem’s right of preference with regard to any future Opportunity will lapse by October 31, 2024. As a result, if the potential migration of Braskem to the Novo Mercado listing segment of the B3 is not completed by October 31, 2024, or, if before October 31, 2024 such migration is completed but such shareholders’ agreement expires or terminates for any reason and no new agreement on preference rights is agreed upon by the parties, Braskem would lose its right of preference with regard to any future Opportunity. The execution of such shareholders’ agreement amendment by Braskem, as an intervening party, is still subject to the appropriate governance approvals. On January 28, 2022, we received a communication sent jointly by our shareholders Novonor and Petróleo Brasileiro S.A. whereby they decided to temporarily cancel the shares offering due to volatility conditions in the financial and capital markets. Also, Novonor and Petrobras ratified their interest in resuming the equity offering in the future, at a time when a more favorable economic situation with less volatility exists, and the term sheet entered into between the parties remains in force and the commitment of both to dispose of their respective equity interests in the Company through a secondary public offering, in addition to taking all necessary measures to enable the Company to migrate to the Novo Mercado segment of the B3, including the necessary amendments to its governance, as the studies in this regard being carried out by the Company and referred to in the material fact disclosed on Form 6-K December 16, 2021 are concluded and to the extent that market conditions are favorable.

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

Our results of operations and financial condition may be adversely affected by factors such as:

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;
•	fluctuations in exchange rates;
•	exchange control policies;
•	interest rates;
•	inflation;
•	tax policies and tax reforms;
•	liquidity of domestic capital and lending markets; and
•	other political, diplomatic, social, economic and business developments in or affecting Brazil.

Brazilian markets have experienced heightened volatility due to the uncertainties derived from the ongoing corruption investigations by the Federal Prosecutor’s Office under Operations Car Wash, Zelotes, Greenfield, Efficiency and others, and their impact on the Brazilian economy and political environment. Certain current and former members of the Brazilian government and of the legislative branch, as well as former senior officers of the state-owned oil company and our shareholder Petrobras have been prosecuted for political corruption.

These government officials and former senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including Novonor, our controlling shareholder. We cannot currently predict how the Operation Car Wash investigation, related investigations and any future decisions and actions by authorities or developments in relation to our shareholders, may impact us. The profits of these kickbacks allegedly financed the political campaigns of political parties of federal, state and city governments that were unaccounted for or not publicly disclosed, as well as served to personally enrich the recipients of the bribery scheme. As a result of the ongoing Operation Car Wash investigation, a number of current and former senior politicians, including congressman and officers of the major state-owned companies in Brazil have resigned or have been arrested. Senior elected officials and other public officials in Brazil have been investigated for allegations of unethical and illegal conduct identified during the Operation Car Wash investigation.

The potential outcome of these investigations is uncertain, but they have adversely affected and may continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers. We cannot predict whether the allegations will lead to further political and economic instability or whether new allegations against government officials or other companies in Brazil will arise in the future. Luiz Inácio Lula da Silva, who served two terms as Brazil’s president from 2003 to 2011 and later spent over one year in prison on charges of corruption and money laundering recovered his political rights and was elected in 2022 for a third term as president of Brazil. In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil highlighting a deeply polarized electorate amidst a political climate characterized by uncertainty as the country awaits definition regarding the political and economic agenda of the new administration, which could contribute to increased macroeconomic and political instability. As a result of the past corruption allegations against president Luiz Inácio Lula da Silva, his political actions are a matter of controversy in Brazil, and such controversy could lead to further political uncertainty and impasse, which could have negative macroeconomic impacts. Further, during the term of former president, Jair Messias Bolsonaro, there were several inquiries related to potential misconduct, including a Supreme Court investigation following allegations made by the former Minister of Justice as well as a Parliamentary Committee Inquiry (Comissão Parlamentar de Inquérito, or “CPI”) focused on the president’s handling of the COVID-19 pandemic, including the potential misuse of government funds.

The potential outcome of these and other inquiries, as well as potential new inquiries involving former president Jair Messias Bolsonaro and any new inquiries involving current president Luiz Inácio Lula da Silva, are uncertain, but they have had a negative impact on the general perception of the Brazilian economy and the securities of Brazilian companies and affected and may continue to adversely affect our business, our financial condition and results of operations.

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

In July 2021, the former President of Brazil sanctioned the Conversion Bill No. 12/2021, arising from the approved amendments of Provisional Measure No. 1,034/2021, later converted into Law No. 14,183/2021, providing for the gradual reduction of the Petrochemical Industry Special Regime (“REIQ”) until January 1, 2025, when it was expected to terminate.

However, in December 2021, the Brazilian government issued a new Provisional Measure No. 1,095/2021 amending the Law No. 14,183/2021 in order to extinguish REIQ starting in the beginning of 2022. However, in May 2022, the Brazilian National Congress approved its suspension until the end of 2022, resumption in 2023 and a new gradual reduction until the end of 2027, subject to the regulation of labor and environmental conditions. In this sense, in the absence of regulation, the REIQ will not come back into force until the Brazilian government publishes it. In addition, the Brazilian National Congress also approved the insertion of a provision that would grant a further 1.5% REIQ increase for investments to expand installed capacity between 2024 and 2027.

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

The Brazilian real has been devalued on several occasions. Throughout the last several decades, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real depreciated by 4.0% during 2019, 28.9% during 2020, 7.4% during 2021, and appreciated by 6.5% during 2022.

Depreciation of the real relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$42,435.8 million (US$8,133.0 million) as of December 31, 2022 (including an aggregate amount of R$11,370.3 million (US$2,179.1 million) outstanding as of December 31, 2022, in connection with our secured debt related to our Mexico Complex), representing 90.1% of our consolidated indebtedness. As of December 31, 2022, we had R$8,264.2 million (US$1,583.9 million) in foreign currency-denominated cash and cash equivalents, including the aggregate amount of R$2,184.3 million (US$418.6 million) of Braskem Idesa’s cash and cash equivalents.

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

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. For the year ended December 31, 2022, naphtha accounted, directly and indirectly, for 34.5% of our consolidated cost of products sold. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais may decrease to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna, or the “IGP-DI”), reached 2,708% in 1993. Although inflation rates have been substantially lower since 1995 than in previous years, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were negative 0.4% in 2017, 7.1% in 2018, 7.3% in 2019, 23.1% in 2020, 17.7% in 2021 and 5.03% in 2022. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit, and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Fluctuations or changes in, or the replacement of, interest rates could impact the cost of servicing our debt or reduce our financial revenue, affecting our financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2022, we had, among other debt obligations:

•	R$3,401.3 million of loans and financing that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário, or “CDI”), rate;

•	R$1,263.3 million of loans and financing that were subject to the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”);
•	R$3,798.3 million of certain of our loans and financing that were subject to the London Interbank Offered Rate (LIBOR); and
•	R$1,514.7 million of certain of our loans and financing that were subject to the Secured Overnight Financing Rate (SOFR).

The CDI and the IPCA rates have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

Due to the concerns regarding LIBOR, there had been market initiatives to enact its replacement. In June 2021, the Federal Reserve’s Alternative Reference Rates Committee selected the Secured Overnight Financing Rate (“SOFR”), as the preferred alternative to U.S. Dollar LIBOR. Subsequently, a schedule was announced for the cessation of LIBOR. The ICE Benchmark Association, or IBA, announced that it has ceased to publish the 1-week and 2-month LIBOR after December 31, 2021. The remaining tenors of LIBOR would remain in publication until June 2023, on a representative basis; after this date, publication would cease altogether. New risk-free rates, or RFRs, are also being introduced alongside SOFR for interbank offered rates in other currencies, such as the Euro, British pound, Swiss franc and Japanese yen. Due to these changes, interest rates on future indebtedness may be adversely affected, in which case we would need to renegotiate the terms of our existing facilities to replace LIBOR with the new standard, and to otherwise agree with lenders, trustees or agents, as applicable, on a new means of calculating interest. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have a material adverse effect on our financial expenses and/or financial revenue and materially adversely affect our overall financial performance.

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

Our foreign-currency debt denominated in U.S. dollars represented an aggregate of 90.1% of our indebtedness on a consolidated basis as of December 31, 2022, including transaction costs and Braskem Idesa Financing. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our securities, including our class A preferred shares and ADSs.

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

Mexico has historically experienced uneven periods of economic growth. Mexican GDP increased by 2.2% in 2018, before two subsequent decrease by 0.1% and by 8.2% in 2019 and 2020, respectively, and then increasing by 5.0% in 2021 and 3.1% in 2022. We cannot assure you that these estimates and forecasts will prove to be accurate. Any future economic downturn, including downturns in the United States, Europe, Asia or anywhere else in the world, could affect our financial condition and results of operations.

Decreases in the growth rate of the Mexican economy, periods of negative growth or reductions in disposable income may result in lower demand for our products. The Mexican government recently cut spending in response to an austerity, and it may further cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. In addition, there can be no assurance that the recent Mexican sovereign debt rating downgrades will not adversely affect our business, financial condition or results of operations.

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

In July 2022, the USA and Canada requested dispute settlement consultations with Mexico under the USMCA arguing potential discriminatory policies against U.S. and Canadian companies in favor of CFE and PEMEX. Under the USMCA, after 75 days of consultations, the affected parties could have requested a dispute panel paving the way for potential retaliatory actions against Mexico. In October 2022, the three countries agreed to extend such period and in December, 2022, they published a working outline to solve the pending issues and continue the consultations. The outcome of the consultations is still pending. Such outcome and any retaliatory actions against Mexico could adversely affect our business, results of operations and financial condition.

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

The administration of Mr. López Obrador has taken actions that have significantly undermined investor’s confidence in private ventures following the results of public referendums, such as the cancellation of public and private projects authorized by previous administrations, including the construction of the new Mexican airport, which immediately prompted the revision of Mexico’s sovereign rating from stable to negative and the cancellation of the construction of a brewing facility of “Constellation Brands” in Baja California, Mexico. Investors and credit rating agencies may be cautious about the president’s political party administration’s policies, which could contribute to a decrease in the Mexican economy’s resilience in the event of a global economic downturn. We cannot assure you that similar measures will not be taken in the future, which could have a negative effect on Mexico’s economy.

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

We source part of our ethane feedstock from Pemex TRI in Mexico, which we expect to be our primary main source of ethane until the Ethane Import Terminal is operational.

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

We may be unable to operate the Mexican Complex at full capacity or at all if one or more of our sources of ethane is disrupted.

During 2022, our Mexican petrochemical complex had an operating rate of approximately 75% primarily due to the shortfall in ethane supplied under the ESA offset by imported ethane supplied by the Fast Track solution. We diversified our sources of feedstock supply with the Fast-Track Solution, and we are planning to further increase its import capacity in the future by adding additional discharge stations, both at the port and at our plant by implementing Fast Track 3.0 and the Ethane Import Terminal in 2024. In addition, we cannot guarantee that we will be able to import ethane at current market prices, which could also adversely affect our business, results of operations and financial condition.

The performance of the Fast-Track Solution for the importation of ethane (including the construction of Fast Track 3.0) may involve significant risks and uncertainties, such as:

•	failure to obtain or maintain requisite approvals and permits from the applicable regulators and governmental entities;
•	failure of equipment involved with performance of Fast Track;
•	failure or accidents related to trucks that transport ethane to the Mexican Complex;
•	failure to achieve expected results;
•	no long-term contracted supply for ethane that will cover needs of Mexican Complex, which exposes BI to volatility in ethane prices;
•	unanticipated liabilities; or
•	failure of vessels to deliver cryogenic ethane at the port in the city of Coatzacoalcos.

The operation of existing facilities and any future projects we are able to complete involves many risks, including, among others, the potential for unforeseen design flaws, engineering challenges, equipment failures or trucks accidents or the breakdown for other reasons of the import facilities; labor disputes; fuel interruption; environmental contamination; and operating performance below expected levels. In addition, weather-related incidents and other natural disasters, pandemics, cyber- or other attacks by third parties and other similar events can disrupt storage, transmission and distribution systems and have other impacts than those that we discuss in this section. The occurrence of any of these events could lead to our facilities being idle for an extended period of time or our facilities operating below expected capacity levels, which may result in lost revenues or increased expenses, including higher maintenance costs and penalties. Any such occurrence could materially adversely affect our businesses, financial condition, cash flows, results of operations and/or prospects.

We depend on authorizations to import ethane for our production activities

On June 11, 2021, the Tax Administration Service amended the General Rules of Foreign Trade (Reglas Generales de Comercio Exterior) in connection with the authorizations to import or export products through places other than those authorized (Autorización para el despacho en lugar distinto al autorizado), in order to establish that said authorizations would only be granted to “productive” state-owned companies (empresas productivas del Estado) (i.e. PEMEX and CFE), regarding hydrocarbons, oil products, petrochemicals and biofuels, among others.

Our or our contractor’s impossibility, failure to obtain, renew or comply with any authorizations to import ethane may cause increased costs, delays or even suspension of our production activities and may impact our operations and have a material effect on our business, results of operations and financial condition.

The development of the Ethane Import Terminal may not be successful and may not commence operation as scheduled, be completed within budget or operate at expected levels, which could have a material adverse effect on our businesses, financial condition, cash flows, results of operations and/or prospects.

We intend to develop the Ethane Import Terminal. The acquisition, development, construction and operation of this project involves numerous risks. We may be required to spend significant sums for preliminary engineering, permitting, fuel supply, infrastructure development, legal and other expenses.

If the Ethane Import Terminal is not completed, we may have to impair or write off amounts that we have invested in the development of the Ethane Import Terminal and never receive any return on these preliminary investments.

Success in developing the Ethane Import Terminal is contingent upon, among other things:

•	our financial condition and cash flows and may be influenced by a number of external factors outside our control, including the global economy and global energy and financial markets;
•	any dispute, material default or termination of the engineering, procurement and construction agreement (“TQPM EPC Agreement”), including its renegotiation may result in failures to meet specified deadlines with respect to the Ethane Import Terminal;
•	any dispute, material default, termination or failure to implement the stock purchase agreement with Advario, B.V.;
•	timely receipt of required governmental permits, licenses and other authorizations, including any required authorizations to import and store ethane, that do not impose material conditions and are otherwise granted under terms we find reasonable, as well as maintenance of these authorizations;
•	our Ethane Import Terminal partner’ willingness and financial or other ability to make their required investments on a timely basis;
•	our contractors and other counterparties’ willingness and financial or other ability to fulfill their contractual commitments;
•	timely, satisfactory and on-budget completion of construction, which could be negatively affected by engineering problems, adverse weather conditions or other natural disasters, pandemics, cyber or other attacks by third parties, work stoppages, equipment unavailability, contractor performance shortfalls and a variety of other factors;
•	obtaining adequate and reasonably priced financing for the Ethane Import Terminal;
•	the existence of hidden defects or inherited environmental liabilities; or
•	fast and cost-effective resolution of any litigation or unsettled property rights affecting the Ethane Import Terminal.

Any failures with respect to the above factors or other factors material to the Ethane Import Terminal could involve significant additional costs to us and otherwise materially adversely affect the successful completion of the Ethane Import Terminal. If we are unable to complete the Ethane Import Terminal, if we experience substantial delays, or if construction, financing or other project costs exceed our estimated budgets and we are required to make additional capital contributions, our businesses, financial condition, cash flows, results of operations and/or prospects could be materially adversely affected.

The Ethane Import Terminal is expected to be completed and to reach full capacity in 2024, but there may be delays. We cannot guarantee that a delay in the start of operations at the Ethane Import Terminal will not cause a blacklash against us, whether by the Mexican government or other market participants. The overall investment expected to build such terminal is R$2,327.1 million (US$446.0 million) (exclusive of financing costs). We expect to participate with up to 50% ownership in the project after condition precedents of stock purchase agreement with Advario, B.V. have been fulfilled.

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

The foreclosure or sale of our shares held by NSP Inv. - whether in the Novonor Judicial Restructuring Proceedings or agreements entered into within the context of the Novonor Judicial Restructuring Proceedings may result in a change of our control. As we do not have the ability to consent to or otherwise influence or control the Novonor Judicial Restructuring Proceedings or the acquirer of the shares from any such disposal, we may be subject to a change in our corporate control in the foreseeable future.

Holders of our class A preferred shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

As permitted by Brazilian Corporate Law, our by-laws specify that 25% of our Adjusted Net Income for each fiscal year must be distributed to shareholders as mandatory dividends, or the Mandatory Distribution of Dividends. Under our by-laws, our class A and class B preferred shareholders are entitled to an annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to 6% of their pro rata share of our capital before dividends may be paid to our common shareholders. The Brazilian Corporate Law allows a publicly traded company like ours to not distribute the Mandatory Distribution of Dividends in any particular year if our board of directors informs in connection with an annual shareholders’ meeting that such distributions would be incompatible with our financial condition, provided that such suspension does not affect the Minimum Preferred Dividend, which is still payable to the holders of preferred shares. However, the shareholders, including the holders of our class A preferred shares or the ADSs, may not receive any dividends or interest on shareholders’ equity in any given year if we do not record a profit. The non-payment of dividends may frustrate expectations of cash return on the part of our investors and may lead to a loss in the value of our shares in the market.

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

Under Brazilian Corporate Law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All class A preferred shares underlying the ADSs are registered in the name of the depositary. ADS holders may exercise the limited voting rights with respect to our class A preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs, which provides that voting rights are only available to ADS holders at our discretion. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our class A preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person, voting by proxy or by remote voting, if applicable. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the ADS depository requesting the ADS depository to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of class A preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

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

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars, and consequently our ability to meet our U.S. dollar obligations under our shares, ADSs and the guarantees we granted pursuant to our outstanding debt securities and could also have a material adverse effect on our business, financial condition and results of operations.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States and other jurisdictions and may be regulated differently from the manner in which U.S. investors are accustomed. Factors that may specifically affect the Brazilian equity markets may limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

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

Braskem Finance Limited, a wholly-owned subsidiary of Braskem incorporated in the Cayman Islands, and Braskem Netherlands Finance B.V., or Braskem Netherlands Finance, an indirect wholly-owned subsidiary of Braskem incorporated under the laws of The Netherlands, have no operations of their own other than the issuing and making of payments on their respective debt securities and other indebtedness, and using the proceeds therefrom as permitted by the agreements governing these issuances, including lending the net proceeds of the debt securities and other indebtedness incurred by Braskem Finance Limited and Braskem Netherlands Finance to Braskem and subsidiaries of Braskem. Accordingly, the ability of either Braskem Finance Limited or Braskem Netherlands Finance to pay principal, interest and other amounts due on the outstanding debt securities issued by it and other indebtedness will depend on our financial condition and results of operations and those of our subsidiaries that are debtors of Braskem Finance Limited or Braskem Netherlands Finance, respectively. In the event of an adverse change in our financial condition or results of operations or those our subsidiaries that are debtors of Braskem Finance Limited or Braskem Netherlands Finance, these entities may be unable to service their indebtedness to Braskem Finance Limited or Braskem Netherlands Finance, as the case may be, which would result in the failure of Braskem Finance Limited or Braskem Netherlands Finance, as the case may be, to have sufficient funds to repay all amounts due on or with respect to the respective outstanding debt securities.

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

As of December 31, 2022, Braskem had (1) consolidated corporate debt, of R$35,716.7 million (US$6,845.3 million), and (2) consolidated Braskem Idesa debt related to our Mexico Complex of R$11,370.3 million (US$2,179.2 million).

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

We are the largest producer of plastics in the Americas, based on the annual production capacity of our plants in Brazil, in the United States and in Mexico as of December 31, 2022, according to CMA. We are the only integrated petrochemical company producing basic chemicals and polymers in Brazil, and the largest producer of PE in Mexico and of PP in the Unites States according to CMA, serving customers in 70 countries.

Our customers use our plastics and chemicals to manufacture a wide range of products that people use in their everyday lives to address their essential needs related to food packaging, home furnishings, industrial and automotive components, paints, and coatings.

We believe that the transition of plastics and chemical production from fossil raw materials to sustainable renewable sources represents one of the key opportunities for growth and sustainability in the global chemical industry. We are the global leader in green PE production and benefit from our proximity to Brazil, which is one of the largest renewable energy producers in the world.

As of December 31, 2022, our business operations were organized into three segments, which corresponded to our principal production processes, products and services. Our reportable segments were as follows:

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

The Brazil Segment accounted for net revenue of R$69,079.7 million, including exports from Brazil, or 70.2% of our consolidated net revenue of all reportable segments;

•	our USA and Europe Segment, which includes our production, operations, and sale of polypropylene in the United States and Germany. This segment accounted for net revenue of R$ 23,421.1 million, or 23.8% of our consolidated net revenue of all reportable segments; and
•	our Mexico Segment, which includes our production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico. This segment accounted for net revenue of R$5,834.0 million, or 6.0% of our consolidated net revenue of all reportable segments.

In 2022, 2021 and 2020, 58.2%, 52.9% and 55.3% of our net revenue, respectively, related to sales performed in Brazil, and 41.8%, 47.1% and 44.7% of our net revenue in 2022, 2021 and 2020 was derived from our international operations.

Our Competitive Strengths

Leading Plastics Producer in the Americas

We are the largest producer of plastics in the Americas, based on the annual production capacity of our plants in Brazil, in the United States and in Mexico as of December 31, 2022, according to CMA. We are the only integrated petrochemical company producing basic chemicals and polymers in Brazil, and the largest producer of PE in Mexico and PP in the Unites States. Globally, we have a global installed capacity of 21.4 million tons per year.

We produce a diversified portfolio of petrochemical and thermoplastic products, including polyethylene, green polyethylene (biopolymer), polypropylene, and PVC. Our products are typically used in large volume applications, and we benefit from our world-scale plants to enhance our competitiveness.

According to CMA, global demand for PE, PP, and PVC in 2022 was estimated to be 117 million metric tons, 85 million metric tons, and 49 million metric tons, respectively. Between 2023 and 2027, global demand for PE, PP, and PVC is expected to grow on average by 3.3%, 3.7%, and 2.8% per year, respectively, according to CMA. This is driven by strong end market dynamics, global gross domestic product growth, and infrastructure and construction projects spending. Polymers will likely continue to replace traditional materials, such as aluminum, steel, wood, and glass, in applications where they can provide cost advantages and better performance.

Global Leader in Green PE, Pioneer in Renewable Plastics

We are the global leader in green PE production and benefit from our presence in Brazil, which is the world’s largest producer of ethanol from sugarcane, with ample access to bio-ethanol feedstock. Our green PE made from ethanol from sugarcane is the first PE of renewable origin to be produced in industrial scale in the world. We have developed a robust global portfolio of clients, and our green PE has more than 204 customers in 38 countries. Green PE also has an attractive price point, as demand for sustainable products generally outstrips supply.

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

Green PE and Green Ethylene could represent a US$10.0 billion addressable market by 2025 and US$15.0 billion by the end of 2030, according to CMA. This represents an expansion of 18.5% per year between 2025 and 2030 for Green PE and Green Ethylene that would together represent approximately 5.0% of the total market for PE and ethylene including fossil and bio-based products by 2030.

Benchmark Operator, With World Class Safety Practices and Track Record

We are widely recognized as an experienced and capable operator of petrochemicals plants. Our plants have recorded low accident rates and high utilization levels compared to industry peers.

Between 2012 and 2022, our ethylene plants in Brazil achieved an average utilization rate of 86.8% compared to a global industry average of 88.1%, according to CMA. In addition, our PP plants in the United States and Europe achieved in the same period an average utilization rate of 90.7% compared to global industry average of 87.0% according to CMA.

Competitive Asset and Raw Material Base

Our plants are located close to customer demand. In Brazil in particular competitors need to bring in products from locations as far away as the Middle East and face import tariffs which reduces their competitiveness compared to us. Considering freight and import tariffs, Brazilian producers have an advantage with respect to PE, PP and PVC on average 35.4% higher than average international reference prices from CMA for these products in 2022.

We rely on a diversified mix of raw materials, such as naphtha, ethane, propane, propylene and ethanol. We also source our raw materials from a diversified base of suppliers, which we continuously work to expand in the regions where we operate.

Our green PE is made from ethanol from renewable sugarcane in Brazil, the main producer for sugarcane globally. Our other Brazilian businesses operate on naphtha, ethane, propane, and propylene sourced from Brazil and several other sources abroad. As a result of our continued efforts to further diversify our feedstock base, 41.5% of our naphtha consumption was sourced by local suppliers as of December 31, 2022.

Our businesses in the United States and in Mexico benefit from propylene and ethane availability from producers that are well situated on their respective global cost curves. Our PP plants in the Northeast region of the United States are able to source refinery-grade and chemical-grade propylene from non-U.S. Gulf Coast refineries and steam crackers at an advantaged cost compared to polymer-grade propylene. In the United States Gulf Coast, we have a well-diversified supply base with well- developed pipeline connectivity that allow us to source feedstock at a competitive cost in the region. With 19 sources of supply in North America, our geographic and logistics diversity allows for redundancy in supply and flexibility at our PP plants.

Global Marketing Platform

We are a client-focused organization and have built a deep network of local relationships with 2,221 clients worldwide as of December 31, 2022. We have a lengthy history of development of long-term and close partnerships with clients, focusing on their needs and individual value creation solutions. Our market orientation and wide network are underpinned by a global platform with commercial offices in the Americas, Europe and Asia. Our global marketing platform combines market-focused teams for key market segments as well as regional teams for broader coverage. We encourage innovative thinking, an entrepreneurship mindset, a focus on the value chain and on product quality and service level.

Innovation and Technology, and Research and Development Capabilities

We drive innovation to extract value from our existing assets and create new value propositions to our customers. As a result of our innovation efforts, 12.2% of our current products have been introduced in the last five years. We employ 360 employees globally in innovation and technology, spread across our research and development centers in Pittsburg (United States), Wesseling (Germany), Coatzacoalcos (Mexico), Triunfo, Campinas and São Paulo (Brazil).

Additionally, in November 2021, Braskem and Lummus Technology, a worldwide leader in ethylene, petrochemical, energy transition and other process technologies, executed a memorandum of understanding to jointly license Braskem’s green ethylene technology to two projects in different regions of the world, displaying a global interest in the technology. In 2022, we formalized our partnership for licensing technology to produce green ethylene. The partnership will accelerate the use of bioethanol for the production of chemicals and plastics.

In November 2022, we announced the launch of a new Renewable Innovation Center in Lexington, Massachusetts (United States). The innovation center will focus on accelerating innovation in renewable chemicals and sustainable materials. Capabilities at the new center are expected to expand our competencies in biotechnology, catalysis, process engineering, and open innovation (a partnership that Braskem has with universities and technical institutes, aiming to achieve better results regarding innovation). A particular focus will be given to early-stage science and engineering related to the conversion of biomass-based feedstocks, including sugars, cellulose, plant oils, and lignin, to sustainable chemicals and materials. This will enhance our resources focused on the discovery of technologies that are expected to drive new growth-oriented offerings centered around carbon circularity.

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

Robust Financial Performance Through the Industry Cycles

We have a track record of robust financial performance through the cycle, based on our scale and competitiveness. Our net cash generated from operating activities was R$8,951.7 million (US$1,715.6 million) for the year ended December 31, 2022, R$14,786.5 million (US$2,649.7 million) for the year ending in December 31, 2021 and R$6,293.0 million (US$1,127.6 million) for the year ending in December 31, 2020, which represents our ability to generate positive, robust results across the industry cycles and varying macroeconomic circumstances.

Our Global Strategy

In 2022, we reviewed and consolidated our global strategy for the period ending in 2030. Our global strategy is anchored in strategic pillars and foundations with a focus on creating value through balanced capital allocation, prioritization of investments in growth avenues, and the objective of returning value to our shareholders over the petrochemical cycles.

Foundations

The foundations of our global strategy are:

•	Safety: safe operations as a permanent and non-negotiable value;
•	People: human-centered company that promotes diversity, inclusion and human rights; and
•	Governance: governance and compliance in line with the best global market practices.

Strategic Pillars and Goals:

The strategic pillars of our global strategy and our goals are:

•	Productivity and competitiveness: to move towards the first quartile of the global cash-cost curve in the petrochemical industry, focusing on de-carbonization initiatives and high-aggregated-value investments;

•	Sustainability: to be a reference in the chemical and plastics sector in sustainable development globally;
•	Growth and diversification: to increase global diversification in bio and circular feedstock and products; and
•	Innovation: to deliver high-value sustainable solutions through chemical and plastic innovation.

Growth Avenues

Pursuant to our global strategy, the principal growth avenues we intend to pursue are:

1.	Traditional businesses: to grow our current businesses through selective investments, including improvements in productivity and competitiveness, without impacting the continuous implementation of the decarbonization of our current assets, in line with the commitments for achieving carbon neutrality by 2050 and reducing scope 1 and 2 emissions by 15% by 2030. With respect to this growth avenue, the following projects are examples of focus areas, among others:
(i)	Ethane import terminal construction project in Mexico: to advance the construction of an ethane import terminal in Mexico, which will allow the diversification of the feedstock supply and operation of Braskem Idesa at full capacity;
(ii)	Transform for value program: to advance the global efficiency program to accelerate improvement initiatives in different areas of the Company, generating value through process optimization; and
(iii)	Industrial de-carbonization program: to advance initiatives that aim to reduce scope 1 and 2 carbon emissions in line with the commitments we expect to be fulfilled by 2030.
2.	Bio-based: to continue to grow in bio-based resins and chemical products and expand the use of renewable feedstocks, in line with our commitment to increase our Green products production capacity to one million tons by 2030. With respect to this growth avenue, the following projects are examples of focus areas, among others:
(i)	Expand the current production capacity of green ethylene at the Triunfo Petrochemical Complex in the State of Rio Grande do Sul: to conclude the expansion of current green ethylene production capacity from 200 thousand tons per year to 260 thousand tons per year, using feedstock derived from sugarcane ethanol;
(ii)	Build a new green ethylene plant in Thailand (MOU with SCG Chemicals): to move forward with feasibility studies to invest jointly with SCG Chemicals in the construction of a new green ethylene plant in Thailand;
(iii)	Joint licensing of green ethylene technology: to advance the partnership to develop and license Braskem’s technology to produce green ethylene in partnership with Lummus Technology; and
(iv)	Joint-venture for the production and commercialization of bioMEG and bioMPG: to move forward with the joint-venture formed by Sojitz and Braskem to produce monoethylene glycol (“bioMEG”) and monopropylene glycol (“bioMPG”) from sustainable raw materials.
3.	Recycling: to grow our circular products portfolio through mechanical recycling, and to increase the use of circular feedstocks through chemical recycling, in line with the commitment to grow to one million tons of resins and chemicals products with recycled content by 2030. With respect to this growth avenue, the following projects are examples of focus areas, among others:

(i)	Construction of the first chemical recycling unit in Brazil: to advance the partnership with Valoren for the construction of the first chemical recycling unit in Brazil;
(ii)	Partnership for the development of recycling technology: to move forward with the joint-venture with Terra Circular to develop technology capable of converting low-quality plastic waste into final products;
(iii)	Acquisition of equity interest in a recycling company: to move forward with the strategic plan for doubling the current production capacity of Wise Plásticos S.A., reaching around 50 thousand tons by 2026.

Industry Overview

In 2022, the growth of the global economy was mainly impacted by three main factors: (i) the geopolitical conflict between Russia and Ukraine; (ii) the restrictive policies and lockdowns in China due to the COVID-19 pandemic; and (iii) the increase in global interest rates due to rising inflation. Therefore, according to the IMF, the global economy is expected to grow 3.4% in 2022, 1.2 p.p. lower than the IMF projection of 4.4% in early 2022.

Regarding the petrochemical scenario, the combination of lower global demand due to the macroeconomic scenario, and the increase in product supply, with new capacities of PE and PP coming online in the United States and China, contributed to the decline in our petrochemical spreads in the international market throughout 2022, mainly in the second half of the year. These factors, combined with higher costs of energy, raw materials and labor, adversely affected sales volume, cost of sales and, consequently, profit margins in our sector and our business. This uncertain and challenging scenario is expected to continue in the first half of 2023 and potentially during the remainder of the year.

In response to these conditions, during 2022 we adapted the utilization rates of petrochemical plants in all regions to adjust our production levels to a scenario of low international spreads. In Brazil, the utilization rate of petrochemical plants in 2022 was 78%, in the United States and Europe, the average utilization rate of the two regions was 80%. On the other hand, in Mexico, the utilization rate increased by 7 p.p. from 66% in 2021 to 73% in 2022, which is explained by the increase in ethane supply through the Fast Track solution, which reached an average of 18.5 thousand barrels per day in 2022, representing an increase of 20% compared to 2021.

Additionally, we have noticed resilient demand for Green PE, which, even in a scenario of lower demand for resins globally, remained at healthy levels and, in 2022, had an annual sales record. To meet this demand, the utilization rate of our green ethylene plant reached 95% in 2022, higher than all of our other plants.

Industry Trends

In January 2023, the IMF revised its projection for the world’s GDP growth in 2023 to 2.9%, an estimate 0.2 p.p higher than that forecasted in October 2022. The increase in basic interest rates by central banks to combat inflation and the uncertainties related to the conflict between Russia and Ukraine continue to impact global economic activity. Additionally, the maintenance of restriction policies and lockdowns in China to contain COVID reduced the speed of world GDP growth in 2022. However, the recent reopening of the Chinese economy is expected to lead to a faster-than-expected recovery of the global economy. In this sense, the IMF also revised its forecast for China’s GDP growth in January 2023 to 5.2%, an estimate of 0.8 p.p. higher than that forecasted in October 2022.

The IMF also expects a reduction in global inflation of 8.8% in 2022 to 6.6% in 2023. With the maintenance of inflation at levels above pre-pandemic levels, the priority of the largest economies continues to be disinflation, resulting in more restrictive monetary policies, lower growth and deterioration of the fiscal scenario.

Regarding the global petrochemical scenario, the expectation of external consulting firms for 2023 is a scenario with lower petrochemical spreads in the first quarter of 2023, mainly impacted by: (i) the new resins production capacities coming online globally; and (ii) globally consumption weakened due to inflationary pressure and high interest rates. However, it is possible to observe that recent positive market movements related to the Chinese GDP growth expected for 2023, may indicate a potential increase in the petrochemical’s spreads throughout the year.

In this context, in 2023 we intend to maintain our focus on: (i) initiatives to optimize and maximize the operation of our industrial assets as a way to capture commercial opportunities and synergies between our businesses; (ii) initiatives related to cost discipline through the reduction of fixed and variable costs and the implementation of the Transform for Value program; (iii) prioritizing and executing high-value investments and projects, aligned with our growth avenues in traditional businesses, renewables and recycling; and (iv) progress on the fronts related to the geological event in Alagoas, including the Financial Compensation and Relocation Support Program and the stabilization of salt wells.

Our History

Creation of Braskem

In July 2001, in partnership with the Mariani Group, Novonor (formerly called Odebrecht S.A.) acquired a controlling interest in Copene (Camaçari Petrochemical Complex) in the state of Bahia. In August 2002, with the merger of Copene with five other companies, Braskem was created.

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

In September 2020, we successfully started the greenfield Project Delta to produce PP in La Porte, Texas, with a production capacity of 450 kilotons per year. We believe that this investment reinforces our PP leadership position in the region and strengthens our strategy to diversify the raw materials matrix and geographic expansion in the Americas.

Beginning of our renewable’s operations

In September 2010, Braskem started up its green ethylene plant in Triunfo, in the state of Rio Grande do Sul, Brazil, with a capacity to produce 200 kilotons per year, becoming the world leader producer in biopolymers and products made from renewable sources.

In February 2021, we announced a new project at the Triunfo petrochemical complex in Rio Grande do Sul to expand our current production capacity of green ethylene. With an estimated investment of US$87.0 million, this project is expected to add 60 kilotons per year to the production of green ethylene in the Company’s portfolio and is expected to be completed in April 2023.

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

Additionally, in November 2021, Braskem and Lummus Technology, through our subsidiary Braskem Netherlands B.V., executed a memorandum of understanding to jointly develop and license our green ethylene technology. On April 28, 2022, we entered into a partnership agreement with Lummus Technology LLC (“Lummus”), through our subsidiary Braskem Netherlands B.V., to develop and license our green ethylene production technology, reflecting our global interest in the technology. We are a pioneer in the production of resins made from renewable feedstock and have undertaken a commitment to reach production capacity of 1.0 million tons of I’m green® biobased polyethylene by 2030. Lummus has the technical capacity and experience in licensing to support us in developing and marketing our technology for producing green ethylene. The partnership brings the complementary expertise needed to accelerate the achievement of our commitment, expand the geographic footprint of green ethylene production technology globally and accelerate the use of bioethanol in chemical and plastic products, supporting the industry’s efforts towards a carbon neutral circular economy. In addition, the partnership is aligned with our sustainability goals.

In 2022, we formed Sustainea, a joint venture between Sojitz and Braskem, which we believe will provide cutting-edge plant-based chemicals with lower CO2 production footprints. The joint venture offers two products: (i) bioMEG, a raw material used to produce PET, a product used to create bottles, textiles, and other types of packaging; and (ii) bioMPG, a raw material utilized in industrial, cosmetic, and personal care goods.

Our Corporate Structure

The following chart presents our simplified ownership structure and corporate structure of our principal subsidiaries as of the date of this annual report. The percentages in bold and italics represent the direct or indirect percentage of the voting share capital owned by each entity, and the percentages not in bold and italics represent the direct or indirect percentage of the total share capital owned by each entity.

Petrobrás
Novonor
Others
47.03%
36.15%
50.11%
38.32%
2.86%
25.53%
Braskem
100%
100%
63.69%
63.69%
100%
100%
Braskem Finance Limited
Cetrel S.A.
Braskem Netherlands B.V.
0.01%
0.01%
74.99%
74.99%
100%
100%
100%
100%
100%
100%
Braskem Idesa S.A.P.I.
Braskem Netherlands Finance B.V.
Braskem Europe GmbH
Braskem Netherlands Inc. B.V.
100%
100%
Braskem America Inc.

For a complete list of our subsidiaries, please see note 2.3 to our audited consolidated financial statements included elsewhere in this annual report.

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

We are a corporation (sociedade por ações) organized under the laws of Brazil. Our registered office is at Rua Eteno, 1561, Pólo Petroquímico, Camaçari, Bahia, CEP 42810-000, Brazil, and our telephone number at this address is +55 71 3413-2102. Our principal executive office is at Rua Lemos Monteiro, 120 – 24º andar, Butantã, São Paulo, SP, CEP 05501-050, Brazil, and our telephone number at this address is +55 11 3576-9000.

Reportable Segments

Brazil Segment

We have four petrochemical complexes in the Brazil Segment that mainly use naphtha, ethane/propane and refinery light hydrocarbons (RLH) as feedstock to produce ethylene, propylene, and its respective chemical products, which subsequently are used as feedstock to make thermoplastic resins (PE, PP and PVC) or sold to third parties.

As of December 31, 2022, our Brazil Segment had the largest annual PE, PP and PVC production capacity in South America, according to CMA. Our Brazil Segment generated net revenue of R$69,079.7 million during 2022, or 70.2% of the net revenue of all of our reportable segments. The following table sets forth our net revenue derived from sales of our Brazil Segment for the years indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of reais)
Net revenue:
Brazil	69,079.7	69,494.9	40,794.4

Chemicals Operations that are Part of our Brazil Segment

Our chemicals operations that are part of our Brazil Segment are comprised of the chemical’s operations conducted by us in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

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

The products of our chemicals operations that are part of our Brazil Segment are used primarily in the manufacture of intermediate second-generation petrochemical products, including those manufactured by our polyolefins and vinyls operations that are part of our Brazil Segment. Our chemicals operations that are part of our Brazil Segment also supply other second-generation producers in each of the petrochemical complexes in which we operate, and other companies located outside of these complexes, and renders services to those producers.

Products of Our Chemicals Operations that are Part of our Brazil Segment

Our other business units and third-party petrochemical producers use ethylene and propylene produced by our chemicals operations that are part of our Brazil Segment to produce second generation products such as polyethylene, polypropylene, and PVC. We also sell butadiene, a variety of aromatics, including BTX products, and intermediates, such as cumene, to third-party petrochemical producers for use as raw materials in the production of a variety of second generation products, including synthetic rubber, elastomers, resins, nylon fibers, ethyl benzene (which is used to make styrene monomer/polystyrene), linear alkyl benzene, purified terephthalic acid, dimethyl terephthalate, bisphenol A, a feedstock for the production of polycarbonate resins, phthalic anhydride, plasticizers and paint.

The following table sets forth the sales volume of basic petrochemical products by our chemicals operations that are part of our Brazil Segment (excluding our intra-company sales) for the periods indicated.

	Year Ended December 31,
	2022	2021	2020
	(in thousands of tons)
Domestic sales:
Ethylene	477.3	516.8	486.3
Propylene	320.4	370.7	282.1
Cumene	212.6	204.2	186.6
Butadiene	166.5	172.2	122.9
BTX products(1)	730.0	741.9	676.6
Gasoline	981.3	1,058.9	953.9
Others	424.6	439.1	430.8
Total domestic sales of Chemicals	3,312.7	3,503.8	3,139.2
Total export sales of Chemicals	703.7	842.0	785.1
Total sales of chemicals	4,016.4	4,345.8	3,924.3

(1)	Includes benzene, toluene and para-xylene.

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

We define the term “unit” to mean several production lines that are linked together to produce olefins, aromatics, or utilities.

The table below sets forth the primary products of our chemicals operations that are part of our Brazil Segment, annual production capacity as of December 31, 2022 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2022	2021	2020
	(in tons)	(in tons)
Olefins:
Ethylene	3,952,000	2,911,688	3,026,634	3,027,070
Propylene	1,585,000	1,194,126	1,290,537	1,232,053
Butadiene	480,000	351,312	380,927	339,487
Aromatics:
BTX products(1)	1,367,000	814,163	912,907	893,097

(1)	Consists of benzene, toluene and para-xylene.

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

	2022	2021	2020
	(in US$/t)
Average(1)	US$769.7	US$635.4	US$355.0
Month ended:
January	777.0	501.0	528.0
February	862.0	556.0	466.0
March	1,012.0	574.0	248.0
April	907.0	559.0	140.0
May	888.0	594.0	227.0
June	803.0	635.0	342.0
July	766.0	674.0	382.0
August	660.0	649.0	382.0
September	625.0	681.0	367.0
October	673.0	764.0	375.0
November	669.0	737.0	370.0
December	594.0	701.0	433.0

(1)	The information in the “Average” row represents the mean average monthly naphtha prices during each respective year.

Source: Braskem Global Market Intelligence.

Supply Contracts and Pricing of the Chemicals Operations that are Part of our Brazil Segment

Naphtha and Condensate

The following table shows the distribution of the naphtha plus condensate purchases by our chemicals operations that are part of our Brazil Segment for the periods indicated by geographic location of the suppliers.

	Year Ended December 31,
	2022	2021	2020
Brazil	42%	31%	54%

Europe	18%	23%	14%
South America	1%	2%	5%
North America	20%	30%	16%
Africa	19%	15%	12%
Others	0%	0%	0%
Total	100%	100%	100%

Supply Contracts with Petrobras

Throughout 2022, Braskem and Petrobras had existing naphtha supply contracts to provide naphtha for our plants in the Southern Complex, the Northeastern Complex, and the São Paulo Complex. All current contracts have a term of five years until the end of 2025.

Under the terms of these agreements:

•	Petrobras has agreed to sell and deliver naphtha, for a period of five years, to our chemical plants in the Northeastern, Southeastern and the Southern Complex exclusively for our use as a feedstock;
•	we are required to purchase a minimum monthly volume of naphtha for each of our Complexes;
•	we have the option to purchase additional volume for the São Paulo Complex and Petrobras has an option to sell us additional volume for our Northeastern and Southern Complexes;
•	we may request volumes of naphtha that exceed a monthly firm commitment order, which Petrobras may supply at its discretion;
•	the price we pay for naphtha is based on international price references;
•	the contract could be terminated or amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract;
•	either party may terminate the contract, without prior notice, in the event of: (1) failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that continues for more than 90 days; (3) transfer or offer as a guaranty all or part of either party’s rights and obligations under the contract to a third party without the other party’s consent; (4) an alteration of ownership or corporate purposes that conflicts with the purpose of the contract; (5) dissolution; or (6) failure to comply with the compliance obligations of the contract; and
•	Petrobras may terminate the contract, without prior notice, in the event of our bankruptcy or liquidation.

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

Other Supply Contracts

As part of our strategy to diversify our sources of supply of naphtha, we are acquiring naphtha and condensate under annual supply arrangements with international suppliers.

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

In December 2000, we and Petrobras entered into an ethane and propane supply agreement. The term of this contract ended in December 2020, and the agreement was not renewed.

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

The imported ethane is marginal to domestic supply and the quantity imported in 2022 was 26.5 ktons, in 2021 was 30.9 ktons and in 2020 was 30.9 ktons.

Since November 2017, Braskem has the capacity to consume ethane in the cracker in Bahia, partially replacing naphtha. Braskem has invested to create the flexibility to substitute naphtha for ethane in a ratio equivalent to 15% of the ethylene production of the site. 2018 was the first year in which we operated our cracker in Bahia using imported ethane as feedstock. Of the total ethylene produced by the cracker, there was consumption of 0.4% of ethane feedstock in 2022, no consumption in 2021 and consumption of 1.8% in 2020.

Refinery Off Gas

In January 2005, we entered into an agreement with Petrobras for the purchase and sale of steam from refinery off gas, from which we separate ethylene and propylene. This agreement was valid for a term of 15 years and contained a provision requiring the parties to negotiate its extension prior to its expiration in 2020. This agreement also contained a provision pursuant to which Petrobras was required to notify us at least two years prior to its expiration of its intention to renew the agreement, and if Petrobras notified us of its intention not to renew it, then the agreement would remain valid under its original terms and conditions for eight additional years until 2028.

In December 2017, Petrobras informed us that they would not renew this agreement on the same terms and conditions. Therefore, the contract will remain valid under its original terms and conditions until 2028.

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

Electricity

To supply our industrial operations in Brazil, which represented 76.4% of our global electric consumption in 2022, we self-generated 24.2% of our electrical energy consumption. 33.1% of our demand in 2022 was supplied by Companhia Hidrelétrica do São Francisco, or CHESF, a Brazilian government-owned electric power generation company, pursuant to a power purchase agreement that will remain valid until 2037. The remaining energy is supplied primarily under long-term contracts with several suppliers in the free energy market (Mercado Livre de Energia).

Braskem’s electricity consumption in 2022 was 76.4% from renewable sources, considering the purchase of renewable energy, including renewables certificates, renewables asset contracts and renewable percentage of the grid. This percentage was 5% higher than in 2021.

Natural Gas

Natural gas is supplied to our industrial operations in Brazil under long-term contracts in the regulated market by companies that have government licenses and exclusivity to deliver it in each state. The natural gas consumed by our operations in Brazil in 2022 represented 63.4% of our consolidated consumption.

Others

In the Southern Complex until June 2021, we also buy methanol to produce MTBE and ethanol to produce the “green polyethylene.” After June 2021 we purchased ethanol to produce the “green polyethylene” and ETBE. Methanol is imported and its price is based on international market quotations. Ethanol is bought in the domestic market from several producers. In the Bahia Complex, we also buy ethanol to produce ETBE.

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

Competition

Our chemical customers, which are mostly second generation petrochemical producers with plants located in the Brazilian petrochemical complexes, would have difficulty obtaining their feedstocks from other sources at lower prices due to the high cost of transportation of these products, as well as other logistical difficulties. In addition, because Brazil produces enough olefins to meet domestic demand, imports of these products are generally sporadic and usually related to scheduled plant maintenance shutdowns or to meet unsatisfied domestic demand.

During the past several years, as the relative cost of naphtha and gas as feedstock for petrochemical crackers has diverged, many crackers using gas as a feedstock have become low-cost producers in the global markets and have seen their margins improve as compared to naphtha crackers. Competition in the international markets for these products is primarily based on the price of delivered products and competition has increased since mid-2008 as the balance between supply and demand was disrupted due to the impact of the global economic downturn on consumers of these products. In the international markets for our Chemical products, we compete with many producers, some of which are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than us.

Polyolefins Operations that are Part of our Brazil Segment

As of December 31, 2022, our polyolefins production facilities had the largest annual production capacity of all second-generation producers of polyolefins products in Latin America. Our polyolefins operations that are part of our Brazil Segment is comprised of the operations conducted by us at nine polyethylene plants and five polypropylene plants located in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

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

	Year Ended December 31,
	2022	2021	2020
	(in thousands of tons)
Domestic sales:
Polyethylene(1)	1,835.2	1,789.7	1,886.7
Polypropylene	1,183.8	1,208.7	1,250.3
Total domestic sales	3,019.0	2,998.4	3,137.0
Total export sales	826.7	822.0	1,051.8
Total polyolefins sales	3,845.7	3,820.4	4,188.8

(1)	Includes EVA and Green PE.

We provide technical assistance to our customers to meet their specific needs by adapting and modifying our polyethylene and polypropylene products. We believe that the variety of technological processes at our polyolefins plants provides us with a competitive advantage in meeting our customers’ needs.

Production Facilities of Our Polyolefins Operations that are Part of our Brazil Segment

As of December 31, 2022, our polyolefins operations that are part of our Brazil Segment owned 14 production plants. Our polyolefins operations that are part of our Brazil Segment operate five plants located in the Southern Complex, three plants located in the Northeastern Complex, four plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth our annual production capacity for each of our primary polyolefins products as of December 31, 2022 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2022	2021	2020
	(in tons)
Polyethylene:
LDPE/EVA(1)	795,000	611,380	586,205	644,747
HDPE/LLDPE/UHMWPE(2)	2,260,000	1,841,043	1,858,824	1,927,512
Polypropylene(3)	1,850,000	1,397,811	1,511,794	1,568,723

(1)	Represents capacity and production at five production facilities, part of them with swing line capacity capable of producing two types of resins.

(2)	Represents capacity and production at seven production facilities, part of them with swing line capacity capable of producing two types of resins. Capacity varies depending on actual production demands.

(3)	Represents capacity and production at five plants.

In September 2010, we commenced production of ethylene at a new plant located in the Southern Complex that produces “green” ethylene using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material. This plant has an annual production capacity of 200,000 tons of ethylene, which is expected to be expanded to 260,000 tons of green ethylene in 2023.

Raw Materials, Other Materials and Utilities of Our Polyolefins Operations that are Part of our Brazil Segment

Raw Materials

Ethylene and Propylene

The most significant feedstock of our production of polyethylene and polypropylene are ethylene and propylene that are produced by our chemicals operations that are part of our Brazil Segment. In 2022, our polyolefins operations that are part of our Brazil Segment consumed all of the ethylene and part of the propylene produced by our chemicals operations that are part of our Brazil Segment.

Other Materials and Utilities

Our polyolefins operations that are part of our Brazil Segment use butene and n-hexane as raw materials in the production of HDPE and LLDPE. Butene is consumed from our chemicals operations that are part of our Brazil Segment, and we import n-hexane from suppliers located in the U.S. Gulf Coast.

Our Unipol polyethylene plants in the Northeastern Complex and Rio de Janeiro Complex use catalysts supplied by Univation Technologies. Our HDPE plant in the São Paulo Complex uses catalysts supplied by W.R. Grace & Co. The catalysts for our swing line LLDPE/HDPE plants are purchased from Basell Poliolefine Italia S.R.L. and Equistar Chemicals, L.P (collectively, “Basell”). We produce our own catalysts for our HDPE slurry plants in the Southern and Northeastern Complexes, and we purchase the inputs that we need to produce these catalysts from various suppliers at market prices. Our polypropylene plants use catalysts primarily supplied by Basell, while we import certain catalysts from suppliers in the United States and Europe.

Supply of Our Polyolefins Operations that are Part of our Brazil Segment

Propylene Contracts with Petrobras and its Subsidiaries

We have entered into multiple propylene agreements, which had initial terms expiring at various dates between May 2021 and December 2029, some of which were automatically renewed for five additional years and are priced based on international references to assure competitiveness of feedstock.

In 2016, Braskem entered into an agreement with Petrobras for a five-year propylene supply contract with Refap S.A., a subsidiary of Petrobras. This supply contract is also priced based on international references. In October 2021, Petrobras and Braskem renewed for one year the propylene supply contract with REFAP. The contract lasted between November 2021 and October 2022 and had the same volume and pricing conditions as the previous contract.

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

Ethanol Supply Contracts

We buy ethanol from Brazilian producers to supply our facility that produces ethylene and ETBE, using sugar cane ethanol. We have two major ethanol supply agreements that expire in 2024. We also purchase ethanol on the spot market from time to time to supplement the contracted volumes. Under the contracts we have, we are or will be required to purchase an annual supply of ethanol sufficient to meet at least 90% of the capacity of this ethylene plant. The price we pay under these contracts is or will be determined by reference to the price of combustible hydrated alcohol as published by the Center for Advanced Studies in Applied Economics of the Superior School of Agriculture (Centro de Estudos Avançados em Economia Aplicada da Escola Superior de Agricultura– CEPEA/ESALQ).

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

Sales and Marketing of Our Polyolefins Operations that are Part of our Brazil Segment

Through our polyolefins operations that are part of our Brazil Segment, we sell polyethylene and polypropylene products to 1,475 customers worldwide. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our polyolefins operations that are part of our Brazil Segment generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

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

Prices and Sales Terms

We determine the prices of our products in accordance with international pricing references. In addition, we consider segment, volume, and other information when we set our prices. Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within three to 60 days following delivery. We charge interest based on prevailing market rates to our Brazilian customers that elect to pay on credit.

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

Competition

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers worldwide. In 2022, Brazilian polyethylene and polypropylene imports decreased by 0.4% and represented 35.8% of Brazilian polyolefin consumption.

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

Vinyls Operations that are Part of our Brazil Segment

We were the leading producer of PVC in Brazil, based on sales volumes and installed capacity in 2022. As of December 31, 2022, our PVC production facilities had the largest annual production capacity in South America, according to CMA.

Our PVC production is integrated through our production of chlorine, ethylene and other raw materials. The main use of PVC is for pipes and fittings and other products related to the civil construction market. Our vinyls operations that are part of our Brazil Segment also manufacture caustic soda, which is mainly used by producers of alumina, pulp and paper, and in the soap industry.

In 2022, we had an approximate 51.0% share of the Brazilian PVC market and 29.5% of market share of the Brazilian caustic soda market (excluding consumption of alumina by companies located in the North and Northeast of Brazil), based on sales volumes of our vinyls operations that are part of our Brazil Segment.

Products of Our Vinyls Operations that are Part of our Brazil Segment

The following table sets forth a breakdown of the sales volume of our vinyls operations that are part of our Brazil Segment by product line for the years indicated.

	For the Year Ended December 31,
	2022	2021	2020
	(in thousands of tons)
PVC	498.7	495.4	525.7
Caustic soda	402.6	315.7	150.6
Other(1)	23.7	22.4	34.4
Total domestic sales	925.0	833.5	710. 7
Total export sales	0.6	8.9	21.7
Total vinyls sales	925.6	842.4	732.4

(1)	Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

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

The table below sets forth for each of our primary vinyls products, our annual production capacity as of December 31, 2022 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2022	2021	2020
		(in thousands of tons)
PVC	710.0	469.8	465.0	448.5
Caustic Soda	460.0	242.2	187.5	9.0

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

Salt

We used 508,632 tons of salt during 2022.

However, salt mining operations at our mine were halted in May 2019, as described in “Item 3. D Risk Factors—Risks Relating to Us and the Petrochemical Industry—Our business and operations are inherently subject to environmental, health and safety hazards. As a result, our business is also subject to stringent environmental and other regulations” and “Item 8. Financial Information—Legal Proceedings—Alagoas – Mining Activities.” Production of caustic soda and ethylene dichloride at our chlor-alkali facility located in the state of Alagoas was also interrupted due to the lack of salt. Ethylene dichloride, or EDC, is consumed in PVC production. In 2022, we needed to import 206,000 tons of caustic soda to supply our customers and 119,830 tons of EDC to supply our PVC facilities located in the state of Alagoas and in the Northeastern Complex.

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

In addition, our vinyls operations that are part of our Brazil Segment supplies the Brazilian market with emulsion PVC and other copolymers with higher value by imports through traders. Our primary customers operate in the laminated, shoe and automobile sectors. These products represented 0.3% of our consolidated sales volume in 2022.

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

Braskem also competes with Unipar’s Argentina production facilities and other importers of PVC. Unipar has a PVC plant in Argentina in addition to its plants in Brazil. Imports from all regions accounted for 29.5% of Brazilian PVC consumption in 2022. Domestically produced PVC is currently competitively priced with imported PVC, considering that our price is based on the international market.

In addition, Braskem competes with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastic resins, principally polyethylene and polypropylene, are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

According to CMA and Abiclor (Associação Brasileira da Indústria de Álcalis, Cloro e Derivados), the three largest Brazilian producers of caustic soda, including Braskem, accounted for 91% of capacity in Brazil in 2022. Most domestic producers operate on a local or regional basis, with the exception of Braskem and another producer located in the Northeast region of Brazil that operate in the whole country through terminal tanks located on the Brazilian coast. Imports accounted for 31.5% of Brazil’s total caustic soda consumption in 2022, excluding Braskem imports. Due to the mining event in Alagoas, our chlor-alkali plant was idled in 2019 and we have been importing caustic soda from various sources to keep supplying customers in Brazil since then.

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

As of December 31, 2022, our USA and Europe Segment’s facilities had the largest annual polypropylene production capacity in the United States. Our USA and Europe Segment generated net revenue of R$23,421.1 million during 2022, or 23.8% of the net revenue of all reportable segments.

In June 2014, we announced the construction of an UHMWPE production line in our La Porte, Texas site, which began producing UTEC® in the first quarter of 2017. We believe that the production of specialized UHMWPE at this line complements our existing portfolio of products and will enable us to access new markets and to develop close relationships with new and existing clients.

In June 2017, we announced the construction of a Polypropylene Unit (“Delta”) at our La Porte, Texas site. Aligned with the strategy to diversify the raw materials matrix and geographic expansion in the Americas, this is a new world-class PP production facility with an annual polypropylene production capacity of 450,000 tons. In September 2020, we announced that after completing the commissioning phase, we have started commercial production of PP at this new plant. We believe that this investment reinforces our PP leadership position in the region, as it will enable us to replace imported PP volumes in the North American domestic market and also scale up our exports supporting structural global demand with existing global clients.

Products of Our USA and Europe Segment

Our USA and Europe Segment produces polypropylene. The sales volume of polypropylene by this unit was 2,156,289 tons in 2022, 2,217,055 tons in 2021 and 1,968,146 tons in 2020. For a description of the uses of our polypropylene products, see “—Polyolefins Operations that are Part of our Brazil Segment.”

Production Facilities of our USA and Europe Segment

The table below sets forth the annual production capacity as of December 31, 2022 of the USA and Europe Segment’s polypropylene plants in the United States and Germany and the annual production for the years presented.

	Annual Production Capacity	Production For the Year Ended December 31,
Plant		2022	2021	2020
	(in thousands of tons)
United States	2,021,000	1,603.7 1,728.6		1,446.1
Germany	625,000	504.3 570.2		493.3

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

Supply Contracts of Our USA and Europe Segment

We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2022, we had 19 propylene supply agreements and two ethylene supply agreements. The pricing formulas for propylene under these supply agreements are generally based on international market prices.

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

Sales and Marketing of Our USA and Europe Segment

Our USA and Europe Segment sells polypropylene products to 407 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our USA and Europe Segment generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

The following table sets forth our net revenue derived from sales of our USA and Europe Segment for the years indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of reais)
Net revenue:
USA and Europe	23,421.1	32,403.6	14,638.7

In the USA and Europe Segment, contracts or general supply agreements with our clients account for 74.9% of polypropylene sales. These contracts typically last one year and have the option of being renewed at the end of the term. Additionally, these agreements specify required minimum and maximum purchase quantities as well as monthly deliveries.

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

Prices and Sales Terms

The domestic price for PP resins in the USA and Europe Segment reflects the market price, considering the differences between contract and spot prices, or propylene plus pricing. Delivery time, quality and technical service also affect the levels of sales of resins and usually export prices for PP are based on spot market references.

Competition

The USA and Europe Segment is largely a commodities business and competes with local, regional, national, and international companies, some of which have greater financial, research and development, production and other resources than us. Although competitive factors may vary among product lines, our competitive position is primarily based on raw material and production costs, selling prices, product quality, product technology, manufacturing technology, access to new markets, proximity to the market and customer service and support.

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

As of December 31, 2022, our Mexico Segment had the largest annual polyethylene production capacity in Mexico. Our Mexico Segment generated net revenue of R$5,834.0 million during 2022, or 6.0% of the net revenue of all of our reportable segments.

Products of Our Mexico Segment

Our Mexico business unit produces ethylene, HDPE and LDPE at our Mexico Complex. We use all of the ethylene produced by our Mexico Complex as raw material for the production of polyethylene by this complex. The sales volume of polyethylene by this unit was 766,558 tons in 2022. Our Mexico Complex manufactures a broad range of polyethylene grades for use in consumer and industrial applications, including plastic films for food and industrial packaging, bottles, shopping bags and other consumer goods containers, automotive parts, and household appliances.

Technologies selected for the Mexico Segment are proven and considered stated of the art with excellent track records in the petrochemical market and we believe it provides a competitive advantage in serving our customers to meet their specific needs by adapting and modifying our polyethylene products.

Production Facilities of Our Mexico Segment

Our Mexico Segment operates four plants located in the Mexico Complex, consisting of:

•	an ethylene cracker, with an annual production capacity of 1,050,000 tons of ethylene, which commenced operations in March 2016;
•	two high-density polyethylene plants, with a combined annual production capacity of 750,000 tons, which commenced operations in April 2016;
•	a low-density polyethylene plant, with an annual production capacity of 300,000 tons, which commenced operations in June 2016;
•	a 150-megawatt power generation plant consisting of one gas turbine and two steam turbines; and
•	an effluents treatment plant and a water treatment plant, which return water to the community in a condition that exceeds the applicable regulatory requirements.
	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2022	2021	2020

Mexico (Polyethylene)	1,050,000	765,314	696,142	780,176

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

Braskem Idesa also intends to develop the Ethane Import Terminal, a long-term alternative source of imported ethane, and a pipeline that will connect the terminal directly to our Complex, through its subsidiary Terminal Química Puerto Mexico, S.A.P.I. (“TQPM”). The expected ethane capacity of the Ethane Import Terminal would be enough to fulfill the total ethane needs for the Mexico Complex. This terminal would provide the capacity to import more ethane than we currently require. As a result, our Mexico Segment will be able to source its total needs towards increasing our polyethylene production and taking advantage of the forecasted demand for polyethylene products in North America and globally.

The estimated cost of the Ethane Import Terminal and related infrastructure investment was revised to US$446 million (R$2,087.1 million), after the conclusion of several activities related to licenses, purchase of land and easement contracts, and a review of project and implementation costs for the new company. Our Mexico segment expects to participate with up to 50% of the shares issued by the company that will develop the Ethane Import Terminal. We intend to fund our investment in the Ethane Import Terminal with a combination of equity and debt, through a joint venture.

On June 13, 2022, Braskem Idesa and TQPM entered into a stock purchase agreement with Advario, B.V., a carve-out of Oiltanking GmbH for a 50% equity stake in TQPM, subject to certain conditions precedent. The Mexican Antitrust agency (COFECE) approved such purchase on October 3, 2022.

On March 1, 2023, Braskem Idesa met the conditions precedent for the conclusion of the investment agreement signed with Advario, receiving the payment of R$292.2 million (US$56 million) referring to the capital contribution disbursed, which was equivalent to 50% interest in TQP’s capital by Braskem Idesa until the respective date, totaling R$584.4 (US$112 million). The Ethane Import Terminal is expected to be completed and to reach full capacity by the end of 2024, but there may be delays.

For additional information, see “Item 3. D Risk Factors— Risks Relating to Us and the Petrochemical Industry — We depend on ethane supplied by Pemex TRI in Mexico,” and “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof.”

Ethylene

All of the ethylene produced by our Mexico Complex is used by the polyethylene plants in our Mexico Complex.

Other Materials and Utilities

Our Mexico Segment uses natural gas as the main fuel for its production process, which is supplied mainly private suppliers using the pipelines that are the property of the Centro Nacional de Control del Gas Natural (“Cenagas”).

In the first quarter of 2021, Braskem Idesa entered into a natural gas transport service agreement with Cenagas for a term of 15 years, which is in full force and effect.

For additional information, see “Item 3.D Risk Factors—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico,” “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof” and “—Political and economic conditions and government policies in Mexico, including political interferences in state-owned companies such as Pemex TRI and Cenagas, and elsewhere may have a material impact on our operations.”

Our Mexico Segment uses hexene as a raw material in the production of HDPE. We import hexene for the Mexico Complex from suppliers located in the United States.

Our Mexico Segment uses catalysts supplied by Ineos Europe Limited.

Supply Contracts of the Mexico Segment

Ethane

The primary feedstock in our polyethylene production process is ethane. Braskem Idesa currently sources ethane from two main sources: (i) locally, pursuant to the Ethane Supply Agreement with Pemex TRI, a state-owned Mexican entity; and (ii) imports from the United States and delivered to our Complex through freight trucks that transport cryogenic isocontainers as part of the Fast Track Solution. As of the years ended December 31, 2020, 2021 and 2022, ethane supply from Pemex TRI was 87%, 65% and 60% respectively and 13%, 35% and 40% respectively, from the Fast Track Solution.

Ethane Supply Agreement (Pemex TRI).

Braskem Idesa is party to an ethane supply agreement with Pemex TRI, a subsidiary of Pemex, dated February 19, 2010, based on commercial conditions (“BI’s Ethane Supply Agreement”).

On September 27, 2021, we signed the third amendment to the BI’s Ethane Supply Agreement (the “Amended ESA”). Upon effectiveness, the Amended ESA modified certain terms of the BI’s Ethane Supply Agreement, including:

•	with respect to our Mexico Segment, we agreed to reduce the contractual volume to be purchased on a deliver or pay basis from 66,000 to 30,000 barrels of ethane per day (“Contractual Volume”), until February 2025, provided that, if we suffer delays in obtaining licenses and permits to operate the Ethane Import Terminal attributable to Mexican governmental authorities or Pemex, Pemex TRI will deliver the contractual volume after February 2025 for the time caused by these delays, on a day-by-day basis. Currently, Pemex TRI and Braskem Idesa have entered into a semi-annual agreement to extend the contractual volume until May 31 2025. In the event of any extension concerning the supply period of the Contractual Volume or non-achievement of the commencement of the Ethane Import Terminal’s commercial operations due to the longstop date under the Amended ESA (the “Contractual Volume Longstop Date”), then Pemex TRI will supply, for an additional period of up to 12 months, 15,000 barrels per day of ethane to Braskem Idesa during the period from the Contractual Volume Longstop Date (or such later date) until the Ethane Import Terminal COD (the “Extended Volume”);
•	with respect to our Mexico segment, we have a right of first refusal to acquire ethane that Pemex TRI and its affiliates do not consume for their own processes or for the production of ethylene and derivative products, in a daily volume of up to: (i) for as long as Pemex TRI must supply the Contractual Volume, 1,625,576 cubic meters (approximately 36,000 barrels per day); and (ii) after Pemex TRI no longer should supply the Contractual Volume, 2,980,220 cubic meters (approximately 66,000 barrels per day).
•	the ethane purchase price under the Amended ESA is based on commercial conditions at prices that reference the Mont Belvieu purity ethane price, a U.S. dollar-based international reference price, plus logistics and other applicable costs. The conditions set out in the Amended ESA will have retroactive effects until February 26, 2021.If Pemex TRI fails to deliver an average daily volume of ethane below the Contractual Volume during any quarterly period, it will compensate us by providing additional volumes of ethane over the following two quarterly periods; provided that we will not have the obligation to take ethane above the contractual maximum daily volume. If Pemex TRI does not compensate for such supply shortfall during mentioned cure period, it will pay us liquidated damages at a rate equal to 50% of the volume that Pemex TRI failed to deliver and did not compensate. The cap on such liquidated damages is R$1,563.3 million (US$300.0 million) during any given year. We may terminate the Amended ESA and exercise the put option thereunder if Pemex TRI fails to deliver at least 75% of the Contractual Volume for 180 consecutive days.

•	if Braskem Idesa fails to take an average daily volume of ethane at least equal to the Contractual Volume during any quarterly period, Braskem Idesa will compensate Pemex TRI by purchasing additional volumes of ethane over the succeeding two quarterly periods (not exceeding the contractual maximum daily volume). If our Mexico Segment does not purchase such additional volumes of ethane during such a cure period, Braskem Idesa will pay Pemex TRI liquidated damages at a rate equal to 50% of the average price of the volume that we failed to purchase and did not compensate. The cap on such liquidated damages is R$1,565.3 million (US$300.0 million) during any given year.
•	as stated under the Amended ESA, the revised term is 20 years starting from the commencement date of supply under the BI’s Equity Supply Agreement, which occurred in June 2015, with three periods of extension of ten years each, being the first extension period mandatory for Pemex TRI and Braskem Idesa.
•	Pemex TRI may terminate the Amended ESA in the event of (i) our failure to pay that continues for more than six months after notice; or (ii) an emergency stoppage in operations or force majeure event due to which our insurers consider the complex to be a total loss, or after which we cannot or do not resume operations for 48 months. If Pemex TRI (i) delivers less than an average of 75% of the 30,000 barrels of ethane per day over six months, (ii) reaches the annual limit in respect of liquidated damages owed by Pemex TRI to us and such limit is not waived by Pemex TRI or (iii) materially breaches any of its obligations related to the supply of ethane thereunder and such breach continues for more than six months after notice, Braskem Idesa has the right to terminate the Amended ESA, require Pemex TRI to repay certain of our outstanding debt and under termination scenarios provide compensation for equity investments according to an agreed valuation formula.

Ethane Supply Agreement (Fast Track).

On February 25, 2020, Braskem Idesa entered into an open order quantity agreement with Braskem Netherlands for the supply of liquid ethane with a minimum purity level of 95% in effect until 2021, the BNL Ethane Supply Agreement. (the “BI-BNL Ethane Supply Agreement”).

On October 9, 2021, January 24, 2022 and September 27, 2022 we entered into an amendment to the BI-BNL Ethane Supply Agreement (the “BI-BNL Ethane Supply Agreement Amendment”) in order to enhance the alternate ethane supply provided to us by the Fast-Track Solution. The purpose of the BI-BNL Ethane Supply Agreement Amendment is the additional acquisition of the supply volume of liquid ethane above the maximum amount of the BI-BNL Ethane Supply Agreement loaded from February 2021 to December 31, 2022.

Electricity and Water

The Mexico Complex has its own power generation plant consisting of one gas turbine and two steam turbines, which can generate more than 100% of the Mexico Complex’s energy consumption. In addition, the Mexico Complex is also connected to the high-voltage power grid of Comisión Federal de Electricidad (the Mexican government-owned electricity company) as an alternative power source. The Mexico complex generates all of its requirements of steam and its water requirements are supplied by the Comisión Nacional del Agua (the Mexican government-owned water commission) pursuant to an agreement that expires in 2029 and is subject to renewal.

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

However, in February 2021, Braskem Idesa, after negotiations with Cenagas, entered into a natural gas transport service agreement for a term of 15 years. Following the execution of this agreement by Braskem Idesa, it continued receiving natural gas transportation services from Cenagas. For additional information, see “Item 3.D Risk Factors—Risks Relating to Mexico—Political and economic conditions and government policies in Mexico, including political interferences in state-owned companies such as Pemex TRI and Cenagas, and elsewhere may have a material impact on our operations.”

Sales and Marketing of Our Mexico Segment

As of December 31, 2022, our Mexico Segment sold polyethylene products to 213 customers in the Mexican market. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Mexico Segment generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

The following table sets forth our net revenue derived from sales of our Mexico Segment for the years indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of reais)
Net revenue:
Mexico	5,834.0	6,506.3	4,000.8

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

Technology, Research and Development

Research and Development

Research and development (“R&D”) is key to developing a sustainable portfolio of solutions that address competitiveness, differentiation, carbon emission reductions and circularity. Our main priority is to enable growth through the development of new technologies to ensure business perpetuity. A close relationship with the innovation eco-system, our customers, and the market strengthens our ability to understand and address current needs and foresee future opportunities.

We develop new technologies at the following research and development centers: (1) Innovation and Technology Center in Triunfo, in the State of Rio Grande do Sul, Brazil; (2) Innovation and Technology Center in Pittsburgh, Pennsylvania, in the United States; (3) Braskem Laboratory for Biotechnology Development in Campinas, in the State of São Paulo, Brazil; (4) Process Technology Development Center in Mauá, in the State of São Paulo, Brazil; (5) European Technical Center in Wesseling, in the State of North Rhein Westphalia, Germany; (6) Mexican Technical Center in Nanchital, in the State of Vera Cruz, Mexico; and (7) Braskem Renewable Innovation Center, in Lexington, Massachusetts, in the United States, where we develop new processes, technologies, products and applications for several market segments.

As of December 31, 2022, we had 360 employees dedicated to R&D. Through these centers, we coordinate and conduct our research and development activities that include scale-up (pilot plants operation), analytical testing, catalyst development and testing, advanced materials characterization, process technology development and research capabilities on renewable sources and biotechnology.

In 2022, we invested R$187.8 million (US$36.0 million) in innovation and technology as capital expenditures, which included:

•	the facility and capacity expansion of the Technology and Innovation Centers in the State of Rio Grande do Sul, in Brazil, with expected investments of approximately US$12.0 million in total. As of December, 2022, we had expend the amount of US$2.0 million. These new laboratories will support: (1) research focused on catalysts, chemicals, specialties polyolefins and additive manufacturing businesses; (2) the development of catalysis projects, polymer science; and (3) the analytical team of our Technological Centers;
•	and the Lexington laboratory, with an initial investment in the amount of US$4.0 million in 2022, which will be focused on discovering and reducing the risk of new renewable chemicals and materials technologies.

85% of the projects of our R&D portfolio have a positive sustainability score, and 15% have a neutral score, which means that we are launching and developing products and technologies with a mostly positive impact on the environment.

In 2022, we launched different products used in durable good applications, including in the PP portfolio with respect to the evolution of the automotive sector in Brazil, the United States and Europe, as well as the launch of a new PE grade product for large-diameter pipes used for potable water transportation. Because plastic is less likely to leak, the use of PE in this application helps prevent water loss. In addition, we launched a new PP grade product for home appliances in the United States. All of these products are expected to contribute to greater sustainability by reducing plastic waste. We also enhanced our effort in recycling, upgrading our portfolio with the launches of new PP and PE post-consumer resin (PCR) grade products.

We expanded our 3D printing grades portfolio with the introduction of new Bio-based and Recycled Solutions that reinforce our focus on more sustainable products. Our portfolio includes the novel FL600EVA-BIO, a bio-based ethylene-vinyl-acetate (EVA) filament that provides a more sustainable alternative to traditional flexible materials currently available on the market. Another example of new product is the FL600R, primarily sourced from recycled bottle caps. This product is a recycled PE/PP blend containing sustainably sourced materials, providing a more sustainable solution without sacrificing printability.

Besides the addition of new grades to our existing portfolio sustaining our current businesses, we also looked for new sustainable technologies with new partners that could potentially change the petrochemical industry in the future. By leveraging our internal R&D resources with collaborative open innovation projects with R&D institutions, universities, startups and established companies, we are able to explore new and disruptive technology routes and scale up current processes. In 2022, the external funding pipeline reached US$29.0 million in granted funds, and new projects were approved by funding agencies. An example is the grant by FAPESP (the Foundation for the Support of Research in the State of São Paulo) in Brazil of US$1.5 million for CIRCULA, a project that will focus on R&D activities to develop solutions for the post-consumer waste from packaging and products.

We also use technology scouting to bring new project opportunities with startups and technology providers, capture early-stage technologies, manage a pipeline of ideas, and evaluate the strategic alignment and feasibility of new ideas. This resulted in the creation of 16 new I&T projects and several proof-of-concepts (PoCs), dealing with relevant subjects, such as plastic waste recycling, CO2 capture and utilization, new process technologies, advanced and new bio-based materials.

In addition, we have also created an acceleration program named Braskem Labs, which has accelerated more than 100 startups since 2015. Our ability to collaborate with the entrepreneurship ecosystem has been enhanced by the addition of the Cazoolo Lab, an initiative that aims to accelerate sustainable solutions in packaging and the launch of the Corporate Venture arm of Braskem, Oxygea Ventures. This new venture company is designed to be a hub dedicated to startups that will drive sustainable innovation and digital transformation to the chemical industry and is expected to receive investments of R$782.7 million (US$150.0 million) in the next five years to perform venture building and corporate venture capital activities.

Additionally, we have other initiatives to develop new technologies through internal projects and partnerships with several third parties, including two main initiatives, carbon neutrality and advanced recycling technology:

•	with respect to carbon neutrality, in 2022 we had the following initiatives: (i) an advance in biotechnology and catalytical research with focus on proof of concept of routes to produce new chemicals and materials of renewable origin; (ii) a partnership between the Braskem and the Danish company Topsoe, which is a relevant player in catalysis and surface science segment. In 2022, we continued to advance the technology to produce bio-based monoethylene glycol (bio-MEG) and bio-based propylene glycol (bio-MPG) moving towards the final steps of the development, reinforcing our commitment to expanding our portfolio of renewable products; Also, a joint venture between Braskem and Japan-based Sojitz Corporation named Sustainea Bioglycols was created in 2022 to produce and commercialize bio-MEG and bio-MPG; (iii) a partnership with Lummus Technology to support the target of the producing one million tons of “I’m Green” bio-based polyethylene by 2030; this partnership is expected to bring additional expertise and competencies designed to accelerate progress towards this goal, while expanding the technology’s geographical reach; additionally, it is expected to speed up the use of bioethanol for the production of chemicals and plastics, supporting the industry’s efforts towards a carbon neutral circular economy; (iv) a partnership with Coolbrook, entered into in November 2022, to scale up their rotor dynamic reactor (RDR) technology to industrial stage aiming to a potential use of RDR in its steam crackers; this technology may contribute to the replacement of fossil fuels by electrification, thereby lowering CO2 emissions by 300 million tons per year; RDR may also improve cracker energy efficacy and increase ethylene yields; and
•	with respect to advanced recycling technology, a project that is relevant for the development of a new catalyst that reduces the need for external energy source, with optimized energy use and is able to break down plastic residues to produce basic chemicals (monomers), which are then used to produce new circular plastic. The results in lab scale presented high yields and the pilot is planned to start in 2025, with the technology being commercially available in 2030. This technology’s key benefits are its reduced carbon footprint and versatility in terms of plastic feedstocks.

Maintenance

Most of our maintenance is performed by third-party service providers. For example, we have contracts with Tenenge – Montagem e Manutenção Ltda. (a subsidiary of Novonor S.A.), Asea Brown Boveri Ltd, Rip Serviços Industriais S.A, In Haus Industrial and other service providers to perform maintenance for our basic petrochemical plants and other units. We also perform some of our ordinary course maintenance with our small team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

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

The next scheduled general maintenance shutdown of:

•	the Northeastern complex’s olefins II and aromatics II units is scheduled to take place in 2023;
•	the Mexico complex’s olefins unit is scheduled to take place in 2024;
•	the Rio de Janeiro complex’s olefins unit is scheduled to take place in 2025; and
•	the Southern complex’s aromatics and olefins units (plant II) is scheduled to take place in 2026.

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

We treat wastewater generated by us at the São Paulo Complex at a liquid effluents treatment station located in the São Paulo Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. Hazardous waste generated at the São Paulo Complex is co-processed in cement kilns or incinerated and other kinds of solid waste are disposed of in landfills.

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

Additionally, we have a series of recycling programs that include recycling of solid waste and wastewater. We recycle or reuse 56.8% of the solid waste generated by our facilities and 13.8% of the water used in our production processes.

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

As with the petrochemical industry in the European Union generally, compliance with existing and anticipated German laws and regulations increases the overall cost of operating our European business, including operating costs and capital costs to construct, maintain and upgrade equipment and facilities. These laws and regulations have required and are expected to continue to require us to make expenditures of both a capital and an expense nature.

At our Schkopau and Wesseling facilities in Germany, we are required to maintain air, radiation, waste water and waste management permits. We are in possession of all necessary permits.

Furthermore, our Wesseling and Schkopau facilities in Germany are subject to existing European GHG regulations and a cap and trade program relating to emissions. We have purchased sufficient carbon dioxide emissions permits for our operations until 2023, provided it operates under normal business conditions. We will purchase any additional permits that may be required on the emission trade market. We are not aware of any new environmental regulations that would materially affect our European operations. Accordingly, we cannot estimate the potential financial impact of any future European Union or German environmental regulations.

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

Our principal executive offices are located in São Paulo, in the State of São Paulo, and we have an administrative support office in the City of Salvador, in the State of Bahia, Brazil, in Philadelphia, in the State of Pennsylvania, in the United States, and in Rotterdam, in Netherlands. We also have equity interests in investments located in other parts of the country. We own all of our production facilities, but we generally lease our administrative offices.

The following table sets forth our properties as of December 31, 2022 by location of facilities, products produced and size of plant.

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

We believe that all of our operating facilities are in good operating condition. As of December 31, 2022, the consolidated net book value of our property, plant and equipment was R$37,763.3 million.

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

Set forth is a table with additional information related to our all-risk insurance policies.

Policy / Region US$ bn	Value at risk — P D + BI (1)	Indemnity Limit PD + BI(1)
Brazil	24.4	3.25
Mexico(2)	5.1	2.4
USA and Germany(2)	3.9	0.63

(1)	PD = Property Damage; BI = Business Interruption.
(2)	Includes coverage for acts of terrorism.

Our policies provide coverage for losses that arise from accidents caused by or resulting from fire, explosion, and machinery breakdown, among others, and consequential business interruption, with maximum indemnity periods ranging from 12 to 34 months, depending on the plant and/or coverage.

As part of our program, we also contract other insurance policies to cover specific risks, including general civil liability, the civil liability of directors and offices (“D&O”), environmental risks, domestic and international charter operations, charter’s liability, etc.

New projects can be covered for construction/erection all risks under the existing Property policies or through a standalone project-specific policy.

We have relevant exposure to operational risks, and our insurance policy requires coverage to be contracted through a complex insurance program involving multiple insurers and reinsurers in the commercial market, which have limited and variable capacity to offer insurance policies over time. In order to seek alternatives for the composition of hedges, the possibility of transferring operational risks through the mutual insurer “OIL” was identified. OIL is the global leader in the energy sector, including oil and gas, refining, chemical and petrochemicals, electric power and mining and has a portfolio of selected participants. In addition to providing a stable capacity to Braskem, OIL has a structure in which there is reciprocal cooperation among the insured companies participating in a known risk environment, in addition to a lower administrative cost compared to the commercial insurance market, providing less volatile and potentially more competitive premiums.

Compliance

We have adopted a Code of Conduct, a Compliance System Policy and an Anti-corruption Policy, and several internal directives designed to guide our management, employees and counterparties and to reinforce our principles and rules for ethical behavior and professional conduct. We maintain an Ethics Line managed by a third party available for employees and non-employees. Every whistleblower complaint is impartially investigated by an independent team. The Ethics Committee and the Statutory Compliance and Audit Committee are notified on the results and upcoming plans.

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

In 2021, the Company was granted the certification ISO 37001 – Anti-bribery Management Systems, published by the International Organization for Standardization (ISO), attesting that Braskem’s anti-bribery management system complies with the rule’s standards developed by ISO. In 2022 we continued to be certified by ISO 37001 after a maintenance audit conduct by an external audit company.

Item 4A.	Unresolved Staff Comments

Not Applicable.

Item 5.	Operating And Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information.”

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
Overview

Our results of operations for the years ended December 31, 2022, 2021 and 2020 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•	GDP growth in the regions where we operate, including as follows:
o	Brazil’s GDP, which grew 2.9% in 2022, as compared to growth of 5.0% in 2021 and to a 3.3% contraction in 2020, which affected the demand for our products and, consequently, our sales volume;

o	the U.S. GDP, which grew 2.9% in 2022, as estimated in a report released by BEA on January 2023, as compared to a growth of 7.0% in 2021 and 3.4% contraction in 2020, which affected the demand for our products and, consequently, our sales volume;
o	Europe’s GDP, which grew 3.4% in 2022, as estimated in a report released by the European Central Bank on December 15, 2022, as compared to a growth of 5.38% in 2021 and 5.66% contraction in 2020, which affected the demand for our products and, consequently, our sales volume;
o	Mexico’s GDP, which grew 2.9% in 2022, as estimated in a report released by INEGI on December 12, 2022, as compared to a growth of 4.7% and 8.0% contraction in 2020, which affected the demand for our products and, consequently, our sales volume; and
o	according to the IMF, despite the adverse effects of the COVID-19 pandemic on the economy of several countries in 2020 and 2021, which led to a global GDP contraction of 3.0%, in 2020 the world’s GDP expanded 6.0% in 2021 and is expected to expand 3.2% in 2022;
•	the expansion or contraction of global production capacity for the products that we sell and the growth rate of the global economy;
•	the international market price of propylene in the Unites States, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced a high level of volatility during the year ended December 31, 2022, fluctuating in a range between US$705 and US$1,587 per ton during such period, compared to fluctuation in a range between US$1,235 and US$1,951 per ton during 2021;
•	the international market price of naphtha, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced a high level of volatility during the year ended December 31, 2022, fluctuating in a range between US$594.0 and US$1,012.0 per ton during such period, compared to fluctuation in a range between US$501 and US$764 per ton during 2021;
•	the average Brazilian prices of resins expressed in U.S. dollars, which fluctuate to a significant extent based on international prices for these products and which also have a high correlation to our raw material costs;
•	our crackers’ average capacity utilization rates, which in 2022 were lower (3.0% less), explained mainly by the lower spreads in the international market due to lower demand and the average utilization rate of petrochemical crackers in 2022, which was impacted by the scheduled maintenance shutdown at the petrochemical complex in Rio Grande do Sul and Alagoas;
•	government industrial policies in the countries and regions in which we operate;
•	changes in the real/U.S. dollar exchange rate, including the appreciation of the real against the U.S. dollar by 6.5% in 2022, and a depreciation of 7.4% in 2021 and of 28.9% in 2020.
•	the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the LIBOR rate, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;
•	the inflation rate in Brazil, which was 5.8% in 2022, as measured by the IBGE (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to consider the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•	tax policies and tax obligations.

Our financial condition and liquidity are influenced by various factors, including:

•	our ability to generate cash flows from our operations;
•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;
•	our ability to continue to be able to borrow funds from international and Brazilian financial institutions and to sell our debt securities in the international and Brazilian securities markets, which is influenced by a number of factors discussed below, including the adverse effect of the COVID-19 pandemic on the world economy and our business, financial condition and results of operations;
•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and
•	the requirement under Brazilian law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income (calculated as net income for the financial year, after absorption of accumulated losses and for reserves, including legal reserves, pursuant to applicable law, or “Adjusted Net Income”), unless our board of directors, in accordance with applicable law, reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time, provided that payment of any minimum preferred dividends is not affected. Our fiscal council must opine on any suspension of the mandatory distribution.

Recent Developments

New Bond Issuance

In February 2023, our subsidiary Braskem Netherlands Finance issued R$5.2 billion (US$1.0 billion) of 7.250% Senior Notes due 2033, which are unconditionally and irrevocably guaranteed by Braskem.

Acquisition of Wise Plásticos

In February 2023, we completed the acquisition of a share equity interest in Wise Plásticos S.A. (“Wise”), a Brazilian company engaged in mechanical recycling, for R$138.0 million. After such transaction, we currently hold a 61.1% equity interest in Wise.

Alagoas

In March 2023, the Public Defender’s Office of the State of Alagoas (“DPE”) filed a Public-interest civil lawsuit (“ACP”) against us, the Brazilian federal government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexais Agreement, entered into by Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, which had been ratified on October 26, 2022 by the 3rd Federal Court in Alagoas. The DPE attributed to the lawsuit the amount of R$1.7 billion, with a request of injunction relief for the Municipality of Maceió and Braskem to initiate the registration of all residents who requested to be relocated and their inclusion in the Financial Compensation and Support for Relocation Program (“PCF”), or, subsidiarily, to freeze money in bank accounts in the same amount of the lawsuit. The injunction relief requests were rejected by the court, but the decision is subject to appeal by the DPE. We have already presented an answer.

In March 2023, the State of Alagoas filed against us a lawsuit requesting compensation for alleged damages caused to the State. In addition, as an injunction relief, the State of Alagoas requested the cautionary blocking of R$ 1.1 billion in our bank accounts as a guarantee to indemnify for material and non-material damages allegedly suffered by the State Public Administration. On April 19, 2023, this injunction relief request was accepted by the court, which ordered a cautionary blocking of approximately R$1.1 billion in our bank accounts. Upon presentation of a performance bond by the us, on April 23, 2023, the Appellate Court suspended the effectiveness of the decision to block Braskem bank accounts, as previously issued by the Lower Court.

For additional information on these two lawsuits, see “Item 8. Financial Information—Legal Proceedings—Civil Proceedings—Alagoas—Mining Activities.”

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years ended December 31, 2022, 2021 and 2020 in accordance with IFRS, as issued by the IASB.

Operating Segments and Presentation of Segment Financial Data

As of December 31, 2022, our business operations were organized into three segments, which corresponded to our principal production processes, products and services. Our reportable segments were as follows:

•	our Brazil Segment (former Polyolefins, Chemicals and Vinyls segments), which includes:
(i)	production and sale of chemicals at the chemical complex located in Camaçari, in the State of Bahia, or the Northeastern Complex, the chemical complex located in Triunfo, in the State of Rio Grande do Sul, or the Southern Complex, the chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex and the chemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex;
(ii)	supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes;
(iii)	production and sale of PE, including the production of “green PE” from renewable resources, and PP produced by us in Brazil; and
(iv)	our production and sale of PVC and caustic soda;
•	The Brazil Segment accounted for net revenue of R$69,079.7 million, including exports from Brazil, or 70.2% of our consolidated net revenue of all reportable segments;
•	our USA and Europe Segment, which includes our production, operations and sale of polypropylene in the United States and Germany. This segment accounted for net revenue of R$23,421.1 million, or 23.8% of our consolidated net revenue of all reportable segments; and
•	our Mexico Segment, which includes our production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico. This segment accounted for net revenue of R$5,834.0 million, or 6.0% of our consolidated net revenue of all reportable segments.

In 2022, 2021 and 2020, 58.2%, 52.9% and 55.3% of our net revenue, respectively, related to sales performed in Brazil, and 41.8%, 47.1% and 44.7% of our net revenue in 2022, 2021 and 2020 was derived from our international operations.

New or revised pronouncements

New standards and pronouncements adopted in the current fiscal year:

•	Onerous Contracts: costs of fulfilling a contract (amendments to IAS 37);
•	Annual improvements of IFRS Standards 2018-2020;
•	Property, Plant and Equipment: proceeds before intended use (amendments to IAS 16); and
•	Reference to Conceptual Framework (amendments to IFRS 3).

These amendments to standards did not impact the financial statements.

New standards and interpretations not yet in force

The main standards issued by the IASB that have not yet come into force and have not been adopted by the Company are listed below. These new or amended standards are not expected to have a significant impact on Company’s financial statements:

•	Classification of Liabilities as Current or Non-Current (amendments to IAS 1);
•	IFRS 17 Insurance Contracts;
•	Disclosure of Accounting Policies (amendments to IAS1 and IFRS Practice Statement 2);
•	Definition of Accounting Estimates (amendment to IAS 8); and
•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (amendments to IAS 12).

We plan to adopt these new and amended standards and interpretations, if applicable, when they become effective. Our management does not expect the adoption of the standards listed above to have a significant impact on our financial statements in future periods.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment in the Countries in which we Operate and Demand for Our Products

Our sales in Brazil and exports from Brazil represented 70.2% of our net revenue in the year ended December 31, 2022. We are significantly affected by economic conditions in Brazil and in the other countries in which we operate, and our results of operations and financial condition have been, and will continue to be, affected by the growth or contraction rates of the GDP of Brazil, the United States, Europe and Mexico, and by global growth or contraction rates.

The following table shows inflation, interest rates and exchange rate data for Brazil as of and for the periods indicated.

	December 31,
	2022	2021	2020	2019	2018
GDP growth / Reduction(1)	2.9%	5.0%	(4.1)%	1.1%	1.1%
Inflation (IGP-M)(2)	5.5%	17.8%	23.1%	7.3%	7.5%
Inflation (IPCA)(3)	5.8%	10.1%	4.5%	4.3%	3.7%
CDI rate(4)	13.7%	8.8%	1.9%	4.6%	6.4%
(Appreciation) depreciation of the real vs. U.S. dollar	(6.5)%	7.4%	28.9%	4.0%	17.1%
Period-end exchange rate—US$1.00	R$5.2177	R$5.5805	R$5.1967	R$4.0307	R$3.8748

Sources:	Fundação Getúlio Vargas, the Brazilian Central Bank and Bloomberg.
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

Brazilian GDP growth has fluctuated significantly, and we believe that it will likely continue to do so. Our management believes that the impact on growth in Brazil will positively affect our future net revenue and results of operations, and a continued recession or low growth in Brazil would likely reduce our future net revenue and have a negative effect on our results of operations.

According to the IMF, despite the adverse effects of the COVID-19 pandemic on the economy of several countries in 2020 and 2021, which led to a global GDP contraction of 3.0%, in 2020. The world’s GDP expanded 6.0% in 2021, 3.4% in 2022 and it is expected to be 2.8% in 2023.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against the U.S. dollar because:

•	a substantial portion of our net revenue is denominated in or linked to U.S. dollars;
•	our costs for our raw materials and certain catalysts required in our production processes, are incurred in U.S. dollars or are linked to U.S. dollars;
•	we have operating expenses, and make other expenditures, that are denominated in or linked to U.S. dollars; and
•	we have significant amounts of U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars.

Virtually, all of our sales are of petrochemical products for which there are international market prices expressed in U.S. dollars. We generally attempt to set prices that consider (1) the international market prices for our petrochemical products, and (2) in Brazil, variations in the real/U.S. dollar exchange rate. As a result, although a significant portion of our net revenue is denominated in reais, substantially all of our products are sold at prices that are based on international market prices that are quoted in U.S. dollars.

Fluctuations in the real will affect the cost of naphtha, ethylene, propane, propylene and other U.S. dollar-linked or imported raw materials. The prices of raw materials that are under all of Petrobras’ contracts are linked to the U.S. dollar. The pricing formula includes a factor that adjusts the price to reflect the real/U.S. dollar exchange rate variations.

The depreciation of the real against the U.S. dollar generally increases the production cost for our products and we generally attempt to increase the Brazilian prices for our products in reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of our products. To the extent that our price increases are not sufficient to cover the increased costs for raw materials, our gross profit decreases. Conversely, the appreciation of the real against the U.S. dollar generally decreases the production cost for our products and we generally decrease the Brazilian prices for our products in reais, which may result in increased sales volumes of our products. In periods when the real/U.S. dollar exchange rate is highly volatile, there is usually a lag between the time when the U.S. dollar appreciates or depreciates and the time when we are able to pass on increased costs, or are required to pass on reduced costs, in reais to our customers in Brazil. These pricing discrepancies decrease when the real/U.S. dollar exchange rate is less volatile.

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

Our consolidated U.S. dollar-denominated indebtedness represented 90.1% of our outstanding indebtedness as of December 31, 2022, including our debt related to Braskem Idesa. Excluding the latter, our consolidated U.S. dollar-denominated indebtedness represented 87.0% of our outstanding indebtedness as of December 31, 2022.

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

The real/U.S. dollar exchange rate varied significantly over time. The real depreciated against the U.S. dollar from mid-2011 to early 2016, and again from early 2018 to 2020. As of December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per US$1.00, as of December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805 to US$1.00, and as of December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177 to US$1.00. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

Effect of Sales outside Brazil on Our Financial Performance

We have significant production capacity located outside of Brazil from our plants located in the United States, Germany, and Mexico.

During the year ended December 31, 2022, 41.8% of our net revenue was derived from sales of our products outside Brazil as compared to 47.1% during 2021 and 44.7% during 2020.

During the year ended December 31, 2022, sales to customers in the Americas (outside Brazil) accounted for 29.1% of our total sales, Sales to customers in Europe accounted for 8.4% of our total sales, and sales to customers in Asia and Other accounted for 4.2% of our total sales.

Sales outside Brazil are important to us for diversification purposes in relation to regional supply and demand balance, macroeconomic factors, and the political environment. In line with our strategy, sales outside Brazil affect our financial performance by hedging our operations against risks linked to Brazil.

According to the IMF, because of the adverse effects of the COVID-19 pandemic on the economy of several countries, the world’s GDP and the GDP of the United States, Europe and Mexico shrank significantly in 2020, leading to an economic contraction and a recession in these countries or regions. As a result, our sales outside Brazil were adversely affected.

In 2021, the worldwide economy continued to be affected by the adverse effects caused by the COVID-19 pandemic and in the last quarter of 2021, according to the IMF, the Omicron variant led to increased mobility restrictions and greater financial market volatility.

In 2022, the worldwide economy continued to be affected by geopolitical uncertainties, the conflict between Russia and Ukraine, increasing inflation rates worldwide and the “zero-COVID” policy implemented by China during 2022. The combination of these factors caused reduction or suspension of production, directly affecting the market for petrochemical products and other products around the world.

Petrochemical Cycles and Disruptive Scenarios

Historically, the global petrochemical market has experienced alternating periods of limited supply, leading to the increase of global prices and profit margins, followed by periods of capacity additions, which puts downward pressure on utilization rates, global prices, and consequently operating margins, until demand catches up again, with new levels of product availability. This economic scenario is known as the petrochemical cycle.

Sales of petrochemicals and chemical products are linked to the global demand and production levels (supply x demand), which may be affected by macroeconomic factors, such as interest rates, oil prices, shifts to alternative products, innovation, consumer trends, regulatory and legislative oversight requirements, trade agreements, as well as disruptions, pandemics, or other global events. Therefore, our results are influenced not only by our activities but also by the industry and macroeconomic scenarios, over which we have no control, and which may adversely affect our results of operations.

However, sometimes new opportunities emerge from externalities, such as the shift in consumer behavior. An example derived from COVID-19 is that, from 2020 to 2022, a large part of the population shifted to home-office working, and as a consequence, increased the demand for several segments, such as packaging, healthcare, and construction. We believe that this outcome resulted in a less pronounced downward movement in the petrochemical industry.

It is expected that these cyclical trends in international selling prices and operating margins, relating to global capacity shortfalls and additions, will likely persist, mostly due to the continuity of four general factors:

•	cyclical trends in general business and macroeconomic activity produce swings in demand for petrochemicals;
•	during periods of reduced demand, the high fixed cost structure of the petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization;
•	significant capacity additions, whether through plant expansion or construction, can take three to four years to implement and are therefore necessarily based upon estimates of future demand; and
•	as competition in petrochemical products is, in most cases, focused on commodities prices, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economy of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth for a period of time.

In the long-term, the trend is for the down cycle to soften and eventually turn into an upcycle again, as the industry waits to make decisions on new investments while global trade rebalances, and the world demand absorbs new capacity. Additionally, projects that are announced to start up further into the future have a greater chance of being postponed or cancelled, as the scenario may change, feedstocks may become less advantageous, and cash cost curves may shift.

During the first few months of 2022, the global economy shifted from hoping for the end of COVID-19 restrictions to the fear of a world war, following the conflict between Russia and Ukraine. The conflict between Russia and Ukraine caused a shock in commodities prices, with oil prices reaching US$140 per barrel, given the relevance of Russia as a key supplier of oil and gas. Severe trade sanctions were imposed on Russia, which also affected the global economy, especially Europe, because of its dependency on Russian oil and gas. The conflict also prompted a rise in global inflation, which reached levels not seen since the 1980s. Meanwhile, China struggled significantly with COVID-19 restrictions in 2022, and its harsh “COVID-zero” policy challenged the economy of the most important price maker for petrochemicals. Demand started to slow down in the second quarter of 2022 with central banks around the world significantly increasing interest rates in an attempt to control rising inflation. The second half of 2022 was marked by the beginning of a new down cycle for the petrochemicals industry, as significant new capacity additions, which had been postponed since 2020, became operational, and further increased capacity is expected in 2023 and 2024, which may lead to further reduced spreads for the period.

In 2021, the world suffered significant impacts on global supply chains. Global supply chains started to struggle with lack of raw materials as there was a shortage of containers available to move materials across different countries due to lockdowns, strikes in rail and road transportation globally. These logistic constraints led to increased freight rates, which, despite helping domestic markets (and especially protecting those exposed to China imports), also helped fuel inflation. Also, in 2021 the United States was exposed to harsh winter storm and hurricane seasons, which paralyzed several petrochemicals plants in Texas. These events led to improved prices and spreads, as supply became short for some time. Furthermore, in the second half of 2021, as vaccination rates improved, consumption start to accelerate, heating consumer demand in North America.

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

Effects of Fluctuations in Naphtha, Ethane, Propane and Propylene Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second-generation products. Political instability in the Middle East or similar events that may occur, including the military conflict between Russia and Ukraine, may lead to unpredictable effects on the global economy or the economies of the affected regions. These events have had and may continue to have negative impacts on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

The price of ethane and propane in the Mont Belvieu region in Texas and Henry Hub in the United States are used as a reference for our feedstock costs. Any future developments that affect the U.S. supply/demand balance for natural gas may adversely affect the Mont Belvieu and Henry Hub price of natural gas (and thus ethane, propane and butane) and increase our production costs or decrease the price of petrochemical products. External factors and natural events such as hurricanes, harsh winters or industry developments, such as shale gas exploration, may disrupt the supply of natural gas, thereby increasing the cost, which may materially adversely affect our cost of products sold and results of operations.

The price of propylene is based on the US reference and is determined by three different processes: (i) refineries production (FCC – Fluidized Catalytic Cracking), steam cracking, and on-purpose production (PDH – Propane Dehydrogenation), since refineries are the major source of propylene in the United States; however, (ii) refineries can use propylene to make a few different products. Their desire to sell propylene on the open market depends on demand and price for gasoline along with a few other chemicals. For the steam cracker process, propylene is a co-product derived from the ethane, propane, and butane cracking processes, whose price dynamics correlate to the price of crude oil; and/or (iii) natural gas, as explained above. Steam cracker feedstock choice has a significant effect on propylene supply to the market since its volume production is different for each feedstock. During the last few years, ethane has been the main feedstock, due to its lower price and to the high polyethylene demand. For the PDH process, propane prices play an important role in propylene pricing, but it mostly sets the price floor, not the ceiling. This is because PDHs are the marginal propylene producer. The price ceiling is determined by the ability to sell propylene products, domestically and internationally.

Effects on Cost of Products Sold

Naphtha is the principal raw material used by our chemicals operations that are part of our Brazil Segment. Naphtha and condensate accounted for 34.5% of our consolidated cost of products sold during 2022.

The cost of naphtha varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. We purchase naphtha under a long-term supply contract with Petrobras and Acelen, and we import naphtha from other suppliers through our terminal at Aratú, in the State of Bahia and Petrobras’ terminal at Osório, in the State of Rio Grande do Sul. The prices that we pay for naphtha under these arrangements, other than our supply contract with Petrobras, are based on the Amsterdam-Rotterdam-Antwerp (ARA) market price for naphtha. As a result, fluctuations in the ARA market price for naphtha have had a direct impact on the cost of our first-generation products.

Our contracts with Petrobras and Acelen provide for naphtha prices based on ARA quotations. The volatility of the quotation of this product in the international market, the real/U.S. dollar exchange rate, and the level of carbon disulfide, a contaminant of the naphtha that is delivered, also influence the price of naphtha that we purchase from Petrobras. We believe that these contracts have reduced the exposure of the cost of our first-generation products to fluctuations in the ARA market price for naphtha.

The international price of naphtha has fluctuated significantly in the past, and we expect that it will continue to do so in the future. Significant increases in the price of naphtha and, consequently, the cost of producing our products, generally reduce our gross margins and our results of operations to the extent that we are unable to pass all of these increased costs on to our customers and may result in reduced sales volumes of our products. Conversely, significant decreases in the price of naphtha and, consequently, the cost of producing our products, generally increase our gross margins and our results of operations and may result in increased sales volumes if this lower cost leads us to lower our prices. In periods of high volatility in the U.S. dollar price of naphtha, there is usually a lag between the time that the U.S. dollar price increases or decreases and the time that we are able to pass on increased, or required to pass on reduced, costs to our customers in Brazil. These pricing discrepancies decrease when the U.S. dollar price of naphtha is less volatile.

We do not currently hedge our exposure to changes in the prices of naphtha because a portion of our sales are exports payable in foreign currencies and linked to the international market prices of naphtha and also because the prices of our polyethylene, polypropylene and PVC products sold in Brazil generally reflect changes in the international market prices of these products.

Effects on Prices of Our Products

In Brazil, the prices we charge for many of our chemical products and thermoplastic resins in general are determined by international references linked to the contract prices for these products. Prices for second-generation products exported from Brazil are generally based on international spot market prices. We set the prices for products sold in the United States and Europe based on market pricing in such regions. The price for PE in Mexico is based on prices in the U.S. Gulf Coast region.

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

	Year Ended December 31,
	2022	2021	2020

Ethylene Brazil	78%	81%	81%
PE Brazil	80%	80%	84%
PP Brazil	76%	82%	85%
PVC Brazil	66%	65%	63%
PP USA and Europe	80%	87%	89%
PE Mexico	73%	66%	74%

In 2022, the average ethylene capacity utilization was mainly affected by lower spreads in the international market due to lower demand. Additionally, the average utilization rate of petrochemical crackers in Brazil was impacted by: (i) the scheduled maintenance shutdown at the petrochemical complex in Rio Grande do Sul for 47 days and the scheduled maintenance shutdown at the PVC plant in Alagoas for 37 days, impacting the utilization rate of the petrochemical complex in Bahia; and (ii) the feedstock shortage at the petrochemical complexes of Rio de Janeiro and ABC, in the State of São Paulo, due to the lower supply given the scheduled maintenance shutdowns of a supplier. In Mexico, the utilization rate was higher by 7.0% compared to 2021, as a result of the expansion of the Fast Track solution for importing ethane, which reached 18,500 barrels per day on average for the year, representing an increase of 20.4% compared to 2021 and a 74% utilization rate of this solution.

Average polypropylene capacity utilization decreased due to a scheduled shutdown that occurred in the second quarter of 2022 in our petrochemical complex in Rio Grande do Sul, and lower demand in the period. Average PVC capacity utilization increased due to better industrial performance in the period. With respect to polypropylene in USA and Europe, average capacity utilization decreased due to: (i) weaker demand in such regions; and (ii) minor unscheduled shutdowns at PP plants in the period. With respect to polyethylene in Mexico, average capacity utilization increased mainly due to the higher ethane volume supplied by PEMEX and ethane imported in the period.

In 2021, average ethylene capacity utilization was mainly affected due to a scheduled general maintenance turnaround carried out at our petrochemical complex in ABC, São Paulo In the United States and Europe, the Company continued to operate above the industry average and ended the year with a utilization rate of 87%, considering the average of the two regions. In Mexico, Braskem Idesa ended the year with a utilization rate of 66%, and the main focus was to increase the availability of raw materials through the Fast Track, which represents 35% of the total ethane supply in the year.

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

SUDENE – Income Tax Reduction

Since 2015, Braskem obtained favorable decisions in administrative proceedings and lawsuits claiming the reduction of 75% of CIT on income from the following industrial units: (i) PVC and chlor-alkali (cloro soda) units, established in the state of Alagoas; and (ii) Chemicals, PE, PVC and chlor-alkali units, established in the city of Camaçari (BA). It benefits legal entities with projects for the implementation, modernization, or expansion of industrial enterprises. The benefit can be used for a period of 10 years. In 2022, the operations in Brazil recorded tax losses, therefore it was impossible to obtain a deduction in such year.

PRODESIN – ICMS Tax Incentive

Braskem has ICMS tax incentives in the state of Alagoas, through the state of Alagoas Integrated Development Program, or PRODESIN, which aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2022, the amount was R$87.4 million (R$176.3 million in 2021). As PRODESIN is considered an investment subsidy, it was allocated to our tax incentive reserve, pursuant to the Brazilian Corporate Law.

REIQ – PIS/COFINS Tax Incentive

In 2013 the Brazilian government approved a PIS and COFINS tax rates relief on raw material purchases by first-generation and second-generation producers, which serve various sectors of the economy. The measure aimed to restore some of the industry’s competitiveness, which was weakened by factors related to infrastructure, productivity, feedstock and energy costs and the exchange rate that pressured the chemical industry’s trade deficit, according to ABIQUIM, which ended 2022 at R$401.7 million.

In March 2021, Brazilian tax authorities edited a Bill of Law that would extinguish the REIQ by August. In July of the same year, this document was converted into Law No. 14,183/21, maintaining the REIQ benefit until 2024. A different Law No. 14,374/22 approved the gradual reduction of the REIQ until 2027. In this sense, as of July, the credit on PIS/COFINS rates concerning the purchase of petrochemical raw materials had a rebate of 2.92%, reducing annually until 2027.

Additionally, on December 31, 2021, the Federal Government issued Bill of Law No. 1,095, which again aims to end the REIQ, as of April 1, 2022. Pursuant to Brazilian laws, such provisional measure has been approved by the Chamber of Deputies and by the Federal Senate by June 21, 2022 and therefore continues to produce effects.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased. The original program ended on December 31, 2013. In August 2014, the Brazilian government permanently reinstated Reintegra on a permanent basis and with variable rates that could vary by up to 5% of the revenue of the companies with exports. The refund tax rate was set at 0.1% in August 2014. In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree No. 8,543, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015, which remained in effect until December 31, 2016. On August 28, 2017, pursuant to Decree No. 9,148 that amended the Decree No. 8,543, the Reintegra rate increased to 2% effective, as of January 1, 2017 until December 31, 2018. However, on May 30, 2018, the Brazilian government issued Decree No. 9,393, decreasing the refund rate to 0.1%, effective June 1, 2018, for an undefined term.

Import Tariffs at Local Ports

Historically, tariffs on imports have been set by the Brazilian federal government. However, in recent years, some Brazilian states have established tax incentives to attract imports to local ports in order to increase revenue and develop the local infrastructure of such ports, mainly through the granting of discounts on the ICMS tax rates that would be due to such states. Industry leaders and labor associations allege that such laws create subsidies for imported products, which would harm the Brazilian market.

On January 1, 2013, the legislation came into force that reduces the maximum rate of ICMS to be charged by the states from 12.0% to 4.0% on interstate sales of raw materials and other imported goods or that have a share of imports greater than 40.0%. With limited exceptions, the rate of 4.0% is not applicable to imported goods without a domestic equivalent, to goods produced in accordance with the basic production processes and to operations that send gas imported from abroad to other states. As a result, the current tax incentives offered by some Brazilian states to attract imports of products in the form of a discount on the ICMS tax rates that would otherwise be due have become less attractive.

Pricing and Tariffs

We set prices for ethylene, the principal first generation petrochemical product that we sell to third-party second-generation producers, by reference to international market prices. See “Item 4. Information on the Company—Chemicals Operations that are Part of our Brazil Segment—Sales and Marketing of Our Chemicals Operations that are Part of our Brazil Segment.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. Until November 2021, tariffs on imports of first-generation petrochemical products varied between 0% and 4%, and tariffs on polyethylene, polypropylene and PVC resins were 14.0%. In November 2021, the Brazilian government unilaterally reduced by 10%, the import tariff rates of almost 87% of internationally commercialized goods. Accordingly, tariffs on imports of first-generation petrochemical products now vary between 0% and 3.6% and tariffs on polyethylene, polypropylene and PVC resins were set at 12.6%. This decision shall remain in force until at least December 31, 2022. The possibility of reducing rates permanently is under discussion within the Brazilian federal government.

In August 2022, the Brazilian government also enacted Resolutions Nos. 369 and 381 of the Chamber of Foreign Trade Management Committee approving a reduction in the import tax, by inclusion in the list of exceptions to the Mercosur Common External Tariff (“Letec”), referring supply problems in the Brazilian market, for the following Company products: (i) ethylene and alpha-olefin copolymers with density lower than 0.94, from 11.2% to 3.3%; (ii) S-PVC resin obtained from the suspension process, from 11.2% to 4.4%; and (iii) PP (propylene copolymer) resin, from 11.2% to 4.4%. This reduction is effective for one year as from August 5, 2022, and, during this period, is expected to adversely affect the Company’s results in Brazil. Braskem has always prioritized supply to the Brazilian market and currently there are no signs of lack of the product in this market.

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

Imports and exports within the free trade area in South America (Southern Common Market), or Mercosur, which is composed of Argentina, Brazil, Paraguay, and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Ecuador, Israel, Peru, and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension PVC from Mexico to reduced tariffs of 80% of MFN, due to trade agreements.

Also, since the 1990s, imports of suspension PVC from the United States and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior, or “CAMEX”). Since 2008, imports of suspension PVC from China have also been subject to anti-dumping duties of 21.6%. Such duties had been temporarily suspended in August 2020 but were re-instated in September 2021. Imports of suspension PVC from South Korea were subject to anti-dumping duties ranging between 0% and 18.9%, depending on the producer, between 2008 and August 2020, when they were terminated. The duties imposed on imports from the United States and Mexico were revised in 2022 by the Brazilian government, which decided to extend until 2027 the application of anti-dumping duties for imports from the United States with an ad valorem rate reduced to 8.2%, and from Mexico at the rate of 13.6%, but with an immediate suspension of the application of anti-dumping duties for imports from Mexico, while the duties imposed on imports from China will expire in 2025.

Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on PP imports from the United States, which was extended in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on PP imports from South Africa, India and South Korea of 16.0%, 6.4% to 9.9%, and 2.4% to 6.3%, respectively. The duties imposed on imports of PP from the United States were revised by the Brazilian government, which decided to extend until 2027 the application of anti-dumping duties from the United States with at an ad valorem rate of 10.6%, but with an immediate suspension of the application of the anti-dumping duties. In December 2020, the Brazilian government extended the anti-dumping duties imposed on PP imports from India, reduced the anti-dumping duties for South Africa to a range from 4.6% to 16% and terminated the duties applied against South Korea. The current anti-dumping duties applied on imports from South Africa and India are set to expire in December 2025.

In August 2022, the Brazilian government also enacted Resolutions Nos. 369 and 381 of the Chamber of Foreign Trade Management Committee approving a reduction in the import tax, by inclusion in the list of exceptions to the Mercosur Common External Tariff (“Letec”), referring supply problems in the Brazilian market, for the following Company products: (i) ethylene and alpha-olefin copolymers with density lower than 0.94, from 11.2% to 3.3%; (ii) S-PVC resin obtained from the suspension process, from 11.2% to 4.4%; and (iii) PP (propylene copolymer) resin, from 11.2% to 4.4%. This reduction is effective for one year as from August 5, 2022 and, during this period, is expected to adversely affect the Company’s results in Brazil. Braskem has always prioritized supply to the Brazilian market and currently there are no signs of lack of the product in this market.

In 2022, approximately 34.3% of Brazilian PE, PP and PVC resins were imported, which reflected a 8.2% annual decrease in the volume of resins imported.

In 2021, approximately 36.4% of Brazilian PE, PP and PVC resins were imported, which reflected a 17.1% annual increase in the volume of resins imported.

In 2020, 31.9% of Brazilian PE, PP and PVC resins were imported products, which reflected an 11.6% annual increase in the volume of resins imported.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2022, our total outstanding consolidated indebtedness was R$47,087.1 million (US$9,024.5 million), including R$11,370.3 million (US$2,179.2 million) related to Braskem Idesa. The level of our indebtedness results in significant financial expenses that are reflected in our statement of profit or loss. Financial expenses consist of interest expense, exchange variations of U.S. dollar and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 33 to our audited consolidated financial statements. In the year ended December 31, 2022, we recorded total financial expenses, net of R$5,662.7 million, of which: (i) R$3,125.2 million consisted of interest expenses; (ii) R$260.5 million is related to loans transaction costs – amortization; (iii) R$581.0 million is related to adjustment to present value – appropriation; and (iv) R$203.3 million is related to interest expenses on leases.

In addition, we recorded a loss of R$572.2 million in connection foreign exchange variation on our financial assets and liabilities. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and our risk assessments, our industry and the Brazilian economy made by our potential lenders, potential purchasers of our debt securities and the rating agencies that assess us and our debt securities.

Effect of Taxes on Our Income

We are subject to a variety of generally applicable federal and state taxes in multiple jurisdictions on our operations and results. We are generally subject to Brazilian federal income tax at 25% (including surtax), combined with Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido, or “CSLL”) at 9%, totalizing a nominal rate of 34%, which is the standard corporate tax rate in Brazil.

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

Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net taxable basis profit. This limit also affects the social contribution on net profit, or CSLL.

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

•	Braskem Europe (Germany): 31.09%;
•	Braskem America and Braskem America Finance (United States): 21.00%;
•	Braskem Argentina (Argentina): 27.00%;

•	Braskem Petroquímica Chile (Chile): 27.00%;
•	Braskem Netherlands, Braskem Netherlands Finance and Braskem Netherlands Inc. (The Netherlands): 25.80%;
•	Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Sofom (Mexico): 30.00%; and
•	Braskem India (India): 30.00%.

The consolidated amount also includes the impact of taxation on universal bases, which was introduced in Brazil by articles 76 and 77 of Law No. 12,973/2014. This law determines that positive portions of results earned by subsidiaries abroad will be computed in the corporate income tax (Imposto de Renda da Pessoa Jurídica, or “IRPJ”) calculation base and CSLL in Brazil on an individual basis. In case the subsidiary has previous losses, these may be deducted up to the amount of the calculated profit, therefore, the taxpayer is obliged to inform the tax authority of the accumulated losses.

All profits earned by the subsidiaries described above must be subject for IRPJ and CSLL taxation in Brazil, with the exception of profits earned by subsidiaries headquartered in countries with which Brazil has a treaty to avoid double taxation. Profits earned by companies headquartered in those countries will only be taxed when they are distributed to their respective controlling entities.

In addition, the universal basis taxation mechanism also allows the use, as a tax credit, of the tax that was proven to be paid by subsidiaries abroad up to the limit of the tax due by taxation at the rate of 34% of the profit of the subsidiary in Brazil, and compensation exceeding this is prohibited. In addition, the legislation also allowed that, until 2022, the parent company in Brazil can apply a presumed tax credit at the rate of 9.0% on the profit earned by subsidiaries abroad that have industrial activity. Braskem has been applying this mechanism to its subsidiaries Braskem Europe GmbH, Braskem America Inc. and Braskem Idesa SAPI.

Bill of Law No. 2,502/21 is currently pending before the Brazilian Senate, which, among other things, proposes extending the horizon for using the presumed tax credit until 2032, as well as the inclusion of the “provision of services” activity in the list of benefited activities.

Our export sales are currently exempt from (1) PIS – Contribution to the Social Integration Plan, (2) COFINS – Contribution for Social Security Financing, a federal value-added tax, (3) IPI, a federal excise tax on industrialized goods, and (4) ICMS, a state value-added tax on sales and services.

Statement of Profit or Loss

The discussion of the results of our segments is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our Chief Operating Decision Maker uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our accounting records maintained in accordance with IFRS as issued by IASB and reflected in our audited consolidated financial statements.

The discussion summarizing the significant factors affecting the results of operations for the year ended December 31, 2022, can be found in Part I, “Item 5. Operating and Financial Review and Prospects” of this annual report.

		Year Ended December 31, 2022
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net	Profit (loss) before net financial expenses and taxes
		(in millions of reais)
Brazil	69,079.7	(63,195.6)	5,884.1	(1,853.0)	—	(1,889.0)	2,142.1
USA and Europe	23,421.1	(19,986.2)	3,434.9	(838.5)	—	56.9	2,653.4
Mexico	5,834.0	(5,069.5)	764.5	(451.6)	—	(33.4)	279.5
Total	98,334.8	(88,251.3)	10,083.5	(3,143.1)	—	(1,865.4)	5,075.0
Other(1)	403.0	(262.4)	140.6	82.5	34.8	5.6	263.6
Corporate unit	—	—	—	(2,196.5)	—	19.4	(2,177.1)
Reclassifications and eliminations(2)	(2,218.5)	3,353.2	1,134.6	(28.2)	—	4.2	1,110.7
Consolidated	96,519.3	(85,160.5)	11,358.7	(5,285.3)	34.8	(1,836.2)	4,272.0

(1)	Represents income (expenses) of Braskem that are not allocated to any particular segment.

(2)	Eliminations consist primarily of inter-segment sales.

		Year Ended December 31, 2021
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net	Operating (loss) profit
		(in millions of reais)
Brazil	69,494.9	(49,309.6)	20,185.4	(1,608.2)	—	(2,210.6)	16,366.6
USA and Europe	32,403.6	(23,343.2)	9,060.4	(900.9)	—	(25.6)	8.134.0
Mexico	6,506.3	(3,413.7)	3,092.6	(471.8)	—	(15.3)	2,605.5
Total	108,404.9	(76,066.4)	32,338.4	(2,980.9)	—	(2,251.5)	7,106.1
Other(1)	363.7	(233.1)	130.6	76.8	4.6	(28.7)	183.4
Corporate unit(2)	—	—	—	(1,963.1)	—	1,161.5	(801.6)
Reclassifications and eliminations(3)	(3,143.3)	2,731.3	(412.1)	(16.1)	—	(16.2)	(444.3)
Consolidated	105,625.2	(73,568.2)	32,057.0	(4,883.3)	4.6	(1,134.8)	26,043.5

(1)	Represents income (expenses) of Braskem that are not allocated to any particular segment.

(2)	Includes the amount of R$(1,031.1) million related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (note 10b to our audited consolidated financial statements).

(3)	Eliminations consist primarily of inter-segment sales.

In the following discussion, references to increases or declines in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

The following table sets forth our consolidated financial information for the years ended December 31, 2022 and 2021.

	2022	2021	% Change
	(in millions of reais)
Net revenue	96,519.3	105,625.2	(8.6)%
Cost of products sold	(85,160.5)	(73,568.2)	15.8%
Gross profit	11,358.7	32,057.0	(64.6)%
Income (expenses):
Selling and distribution	(2,108.4)	(2,055.6)	2.6%
(Loss) for impairment of trade accounts receivable and others from clients	(38.4)	(8.9)	331.5%
General and administrative	(2,764.0)	(2,522.1)	9.6%
Research and development	(374.5)	(296.6)	26.3%
Results from equity-accounted investees	34.8	4.6	656.5%
Other income	507.3	1,534.5	(66.9)%
Other expenses	(2,343.5)	(2,669.3)	(12.2)%
(Loss) profit before net financial expenses and taxes	4,272.1	26,043.5	(83.6)%
Financial results:
Financial expenses	(5,662.7)	(5,907.2)	(4.1)%
Financial income	2,010.1	1,827.4	10.0%
Exchange rate variations, net	(572.2)	(4,002.8)	(85.7)%
Financial expenses, net	(4,224.7)	(8,082.5)	(47.7)%
Profit before income tax	47.3	17,961.0	(99.7)%
Income taxes	(867.7)	(3,999.4)	(78.3)%
(Loss) net profit for the year	(820.4)	13,961.6	(105.9)%

Net revenue

Net revenue decreased by R$9,105.9 million, or 8.6%, to R$96,519.3 million in 2022, from to R$105,625.2 million in 2021, attributable mainly to: (i) a decrease of R$8,982.5 million in net revenue from our USA and Europe segment; (ii) an decrease of R$415.2 million in net revenue from our Brazil segment; and (iii) a decrease of R$672.3 million in net revenue from our Mexico segment, which was partially offset by an increase of R$39.3 million from other segments.

Net Revenue of Brazil Segment

Net revenue of our Brazil segment remained relatively stable at R$69,079.7 million in 2022, compared to R$69,494.9 million in 2021, attributable mainly to (i) a decrease in main chemicals sales volume by 299.4 ktons, or 8.5%, to 3,219.6 ktons in 2022, from 3,519.0 ktons in 2021, which was partially compensated by an increase in our main chemicals average sales price of 15.3%; and (ii) a decrease of 9.4% in resins average sales price. The combined effect of average sales prices and volume in the Brazil segment resulted in a negative impact of R$3,161.7 million, or 4.6% of the segment’s revenue, which was partially offset by an appreciation of the real against the U.S. dollar in the period, resulting in an impact of R$2,948.4 million, or 4.3% of the segment’s revenue.

The table below sets forth information regarding the weighted average international prices of main chemicals and resins that are generally used as a reference for our Brazil Segment for the periods indicated:

International References[1]	Year Ended December 31,
	2022	2021	% Change
	(in US$/ton)
Main Chemicals(2)	1,262.4	1,090.8	15.7%
Resins(3)	1,200.7	1,508.1	(20.4)%

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%).

(3) PE US (54%), PP Asia (33%) and PVC Asia (13%).

Net Revenue of USA and Europe Segment

Net revenue of our USA and Europe Segment decreased by R$8,982.5 million, or 27.7%, to R$23,421.1 million in 2022, from R$32,403.6 million in 2021, primarily as a result of: (i) a decrease in sales volume in the USA Segment by 69.7 ktons, or 4.2%, to 1,589.0 ktons in 2022, from 1,658.7 ktons in 2021, explained mainly by lower demand in the United States region associated with higher inventory levels in the converter chain and the fear of an economic recession in the country, and a decrease in PP sales volume in Europe by 50,453.1 ktons, or 9.0%, to 507.9 ktons in 2022, from 558.3 ktons in 2021, due to the lower demand associated with lower consumption, high inventory levels in the converter chain, expectation of lower prices in subsequent periods and high levels of PP imports to Europe; and (ii) a decrease of 24.8% in average sales prices due to lower demand for the products associated with higher inflation, higher interest rates and higher supply of products due to new PP capacities coming online in the United States and China. The combined effect of average sales prices and volume in USA and Europe segment resulted in a negative impact of R$7,573.8 million, or 32.3%, of the segment’s revenue.

International References[1]	Year Ended December 31,
	2022	2021	% Change
	(in US$/ton)
PP US and Europe[2]	2,083.5	2,580.3	(19.3)%

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).

Net Revenue of Mexico Segment

Net revenue of our Mexico segment decreased by R$672.3 million, or 10.3%, to R$5,834.0 million in 2022, from R$6,506.3 million in 2021, attributable mainly to as a result of (i) a decrease of 26.6% in average polyethylene sales prices in the period due to an increase in the supply of products by new PE capacities coming online, and (ii) lower global demand due to higher inflation during 2022 and higher levels of inventories in the converter chain. These effects were partially offset by an increase in polyethylene sales volume by 128.8 ktons, or 20.2%, to 766.6 ktons in 2022, from 637.8 ktons in 2021, due to the higher product availability for sale, due to higher ethane supply from PEMEX and by the Fast Track solution we built in our Mexico complex. The combined effect of average sales prices and volume in Mexico segment resulted in a negative impact of R$1,078.2 million, or 18.5% of the segment’s revenue, which was partially offset by an appreciation of real against the U.S. dollar in the period resulting in a positive impact of R$249.0 million, or 4.3% of the segment’s revenue.

International References[1]	Year Ended December 31,
	2022	2021	% Change
	(in US$/ton)
PE US	1,248.1	1,764.4	(29.3)%

(1) Source: External consulting (spot price).

Cost of Products Sold and Gross Profit

Cost of products sold increased by R$11,592.3 million, or 15.8%, to R$85,160.5 million in 2022, from R$73,568.2 million in 2021, primarily as a result of: (i) a 28.2% increase in the cost of products sold in our Brazil segment; and (ii) a 48.5% increase in the cost of products sold in our Mexico segment. The effects of these increases were partially offset by a 14.4% decrease in the cost of products sold in our USA and Europe segment.

As a result of the above, consolidated gross profit decreased by R$20,698.3 million, or 64.6%, to R$11,358.7 million in 2022, from R$32,057.0 million in 2021. Gross margin (gross profit as a percentage of net revenue) decreased to 11.8% in 2022, from 30.3% in 2021.

Cost of Products Sold of the Brazil Segment

Cost of products sold of our Brazil segment increased by R$13,886.0 million, or 28.2%, to R$63,195.6 million in 2022, from R$49,309.6 million in 2021, primarily as a result of: (i) a 21.3% increase in the average Amsterdam-Rotterdam-Antwerp (ARA) naphtha price; and (ii) a 52.6% increase in the average U.S. Gulf reference price (USG price) of ethane, which was influenced mainly by higher oil and natural gas average prices in the international markets.

International References	Year Ended December 31,
	2022	2021	% Change
	(in US$/ton)
Naphtha ARA	770.0	635.0	21.3%
Ethane U.S.	356.2	229.0	52.6%
Propane U.S.	575.8	545.0	5.6%
EDC U.S.	519.4	730.6	28.9%

(1)       Source: External consulting (spot price).

Gross profit of our Brazil segment decreased by R$14,301.3 million, or 70.8%, to R$5,884.1 million in 2022, from R$20,185.4 million in 2021, due to a decrease in resin spread of 48.6%, to US$432.9 per ton during the year ended December 31, 2022, from US$842.0 per ton during the corresponding period of 2021, which was partially compensated by an increase in main chemicals spread of 7.9%, to US$492.4 per ton during the year ended December 31, 2022, from US$456.2 per ton during the corresponding period of 2021.

Gross margin (gross profit as a percentage of net revenue) of our Brazil segment decreased to 8.5% in 2022, from 29.0% in 2021.

Cost of Products Sold of USA and Europe Segment

Cost of products sold of our USA and Europe segment decreased by R$3,357.0 million, or 14.4%, to R$19,986.2 million in 2022, from R$23,343.2 million in 2021, primarily as a result of lower sales volume and lower international price reference of propylene in the United States and Europe.

International References[1]	Year Ended December 31,
	2022	2021	% Change
	(in US$/ton)
Propylene US and Europe[2]	1,215.0	1,501.2	(19.1)%

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: Propylene USA (72%) and Propylene Europe (28%).

Gross profit of our USA and Europe segment decreased by R$5,625.5 million, or 62.1% to R$3,434.9 million in 2022, from R$9,060.4 million in 2021, mainly due to a decrease of 19.5% in the PP spreads in the USA and Europe segment, to US$868.6 per ton during the year ended December 31, 2022, from US$1,079.1 per ton during the corresponding period of 2021. Gross margin (gross profit as a percentage of net revenue) of our USA and Europe segment decreased to 14.7% in 2022, from 28.0% in 2021.

Cost of Products Sold by Mexico Segment

Cost of products sold of our Mexico segment increased by R$1,655.8 million, or 48.5%, to R$5,069.5 million in 2022, from R$3,413.7 million in 2021, as a result of higher international ethane average prices and higher sales volume in the period.

International References[1]	Year Ended December 31,
	2022	2021	% Change
	(in US$/ton)
Ethane U.S.	356.2	229.0	55.6%

(1)              Source: External consulting (spot price).

Gross profit of our Mexico segment decreased by R$2,328.1 million, or 75.3% to R$764.5 million in 2022, from R$3,092.6 million in 2021, as a result of higher international ethane average prices in the period. Gross margin (gross profit as a percentage of net revenue) of our Mexico segment decreased to 13.1% in 2022, compared to 47.5% in 2021, as a result of the aforementioned factors.

Selling and Distribution Expenses

Selling and distribution expenses increased by R$52.8 million, or 2.6%, to R$2,108.4 million in 2022, from R$2,055.6 million in 2021, primarily due to an increase in third parties, storage, and logistics expenses in our Brazil segment. Selling and distribution expenses as a percentage of net revenue were 2.2% during the year ended December 31, 2022, compared to 1.9% in the corresponding period of 2021.

Loss for Impairment of Trade Accounts Receivable and Others from Clients

Impairment of trade accounts receivable and others from clients increased by R$29.5 million, or 331.5%, to an impairment expense of R$38.4 million in 2022, from an impairment expense of R$8.9 million in 2021, mainly due to (i) customer defaults in the United States due to bankruptcy in the amount of R$13.4 million; and (ii) an increase in the payment period for customers in Argentina, due to government measures increasing the payment period for imported products, resulting in an increase in expected credit losses of R$19.2 million.

General and Administrative Expenses

General and administrative expenses increased by R$241.9 million, or 9.6%, to R$2,764.0 million in 2022, from R$2,522.1 million in 2021, primarily as a result of higher expenses resulting from advertising and publicity, consulting services, industrial maintenance services at our facility in the State of Alagoas, and higher expenses related to information technology services and wage agreements. General and administrative expenses as a percentage of net revenue were 2.9% during the year ended December 31, 2022, compared to 2.4% in the corresponding period of 2021.

Research and Development Expenses

Research and development expenses increased by R$77.9 million, or 26.3%, to R$374.5 million in 2022, from R$296.6 million during the corresponding period of 2021, mainly due to higher expenses with third parties to carry out market studies for our new strategic information and technology projects. Research and development expenses as a percentage of net revenue were 0.4% during the year ended December 31, 2022, compared to 0.3% in the corresponding period of 2021.

Results from Equity-Accounted Investees

Results from equity investments increased by R$30.2 million, or 656.5%, to a profit of R$34.8 million in 2022, from a profit of R$4.6 million in 2021, due to increased gains from our investees Refinaria de Petróleo Riograndense (RPR) and Borealis Brasil S.A.

Other Income

Other income decreased by R$1,027.2 million, or 66.9%, to R$507.3 million in 2022, from R$1,534.5 million in 2021, mainly due to the effect from a PIS/COFINS tax credit of R$1,031.1 million recorded in June 2021, which did not occur in 2022.

Other Expenses

Other expenses decreased by R$325.8 million, or 12.2%, to R$2,343.5 million in 2022, from R$2,669.3 million in 2021, primarily due to: (i) lower expenses in take-or-pay penalties in 2022; (ii) lower provision related to the geological event of Alagoas; and (iii) a decrease in provision costs related to environmental liabilities. Other expenses as a percentage of net revenue were 2.4% during the year ended December 31, 2022, compared to 2.5% in the corresponding period of 2021.

(Loss)Profit Before Net Financial Expenses and Taxes

As a result of the foregoing:

•	operating profit before net financial expenses and taxes of our Brazil segment decreased by R$14,224.5 million, or 86.9%, to R$2,142.1 million in 2022, from to R$16,366.6 million in 2021. Operating margin, defined as a percentage of operating profit before net financial expenses and taxes divided by net revenue, of our Brazil segment decreased to 3.1% in 2022, compared to 23.6% in 2021, mainly due to: (i) lower sales volume of resins and main chemicals, which is explained by lower demand in the year, lower consumption due to interest rates increase and high inventories in the global supply chain; and (ii) lower international spreads for PE, PP and PVC in the period, which were partially compensated by the appreciation of the real against the U.S. dollar between the periods.
•	profit before net financial expenses and taxes of our USA and Europe segment decreased by R$5,480.6 million, or 67.4%, to R$2,653.4 million in 2022, compared to R$8,134.0 million in 2021. Operating margin, defined as a percentage of operating profit before net financial expenses and taxes divided by net revenue, of our USA and Europe segment decreased to 11.3% in 2022, compared to an operating margin of 25.1% in 2021 in 2020 due to: (i) lower sales volume of PP in Europe due to lower demand; and (ii) lower PP spread in the United States and Europe; and
•	profit before net financial expenses and taxes of our Mexico segment decreased by R$2,326.0 million, or 89.3% to R$279.5 million in 2022, from R$2,605.5 million in 2021. Operating margin, defined as a percentage of operating profit before net financial expenses and taxes divided by net revenue, of our Mexico segment was 4.8% in 2022, compared to an operating margin of 40.0% in 2021, mainly due to: (i) lower PE sales volume due to lower demand; (ii) lower PE spreads; (iii) higher ethane and natural gas prices in the international market; and (iv) the appreciation of the real against the U.S. dollar between the periods.

As a result of the above, profit before net financial expenses and taxes on a consolidated basis decreased by R$21,771.4 million, to R$4,272.1 in 2022, from R$26,043.5 million in 2021. Operating margin, defined as a percentage of operating profit before net financial expenses and taxes divided by net revenue decreased to 4.4% in 2022, from 24.7% during the corresponding period of 2021.

Financial Expenses, Net

Financial Expenses

Financial expenses decreased by R$244.5 million, or 4.1%, to R$5,662.7 million in 2022, from R$5,907.2 million in 2021, primarily due to (i) lower recognition of amounts related to transaction costs due to fewer prepayments; (ii) lower expenses with derivatives due to lower exchange rate; and (iii) recognition of the financial expense related to the withholding of income tax on the loan receivable from Braskem Idesa.

Financial Income

Financial income increased by R$182.7 million, or 10.0%, to R$2,010.1 million in 2022, from R$1,827.4 million in 2021, primarily due to: (i) higher returns on financial investments in Brazilian real given the higher average interest rates in the period; and (ii) higher income with derivatives during the period.

Exchange Variations, Net

Exchange rate variations, net decreased by R$3,430.6 million, or 85.7%, to an expense of R$572.2 million in 2022, from an expense of R$4,002.8 million in 2021, primarily as a result of: (i) the effects of the depreciation of the U.S. dollar against the Brazilian real on the net exposure of the financial result not designated as hedge accounting in the amount of US$3.0 billion as of December 31, 2022; (ii) the effects of the depreciation of the U.S. dollar against the Mexican peso, relating to the net exposure of Braskem Idesa in the amount of US$2.2 billion as of December 31, 2022; and (iii) lower expenses with export hedge accounting recorded in shareholder’' equity, in the amount of R$1.8 billion.

Income Taxes

Income Tax

Income tax decreased by R$3,131.70 million, or 78.3%, to an expense of R$867.7 million in 2022, compared to an expense of R$3,999.4 million in 2021, as a result of a decrease in the profit before income tax mainly due to lower profit before income taxes, which was mainly impacted by lower petrochemical spreads in all of our segments in the period.

The effective tax rate applicable to our profit before income taxes was 1,832.8% in 2022, compared to an effective tax rate of 22.3% during the corresponding period of 2021, mainly due to: (i) thin capitalization which includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules in the amount of R$359.6 million (ii) use of tax losses in Braskem Idesa in the amount of R$891.7 million; (iii) different jurisdictional taxes for companies abroad and taxis basis in the amount of R$1,029.6 million; (iv) taxes on dividend distribution in the amount of R$454.7 million; and (v) other permanent adjustments in the amount of R$226.6 million. For more information, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

(Loss) Net Profit For the Year

As a result of the above, we recorded a loss of R$820.4 million, or 0.8% of net revenue, in 2022, compared to a net profit of R$13,961.6 million, or 13.2% of net revenue, in 2021, mainly due to lower petrochemical spreads in the international market in all of our segments in the period.

Liquidity and Capital Resources

Our principal cash requirements for 2022 consisted of the following:

•	servicing our indebtedness;
•	capital expenditures related to investments in operations, maintenance and construction;
•	payments related to the geological event in Alagoas; and
•	payments under the Global Settlement described in this annual report.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;
•	short-term and long-term borrowings;
•	issuance of debt in Brazilian capital markets; and
•	sales of debt securities in Brazilian capital markets.

As of December 31, 2022, our consolidated cash and cash equivalents and financial investments amounted to R$14,779.1 million and included R$2,184.3 million held by Braskem Idesa, which was restricted to its exclusive use.

Projected Sources and Uses of Cash

Considering our short-term financial contractual obligations and commitments as of December 31, 2022 and budgeted capital expenditures for 2023, we expected that we will be required to spend R$4.3 billion during 2023 mainly for (1) our operations, and (2) our debt service through new financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due, and (3) interest payment in the total amount of R$2,152.4 million (excluding Braskem Idesa) and R$752.5 million of Braskem Idesa. We have firm commitments from several financial institutions to provide us with financing in the future, subject to conditions precedent and the payment of commitment fees.

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	As of December 31,
	2022	2021	2020
	(in millions of reais)
Net cash generated from operating activities	8,951.7	14,786.5	6,293.0
Net cash used in investing activities	(4,947.3)	(3,380.7)	(2,721.8)
Net cash generated (used) in financing activities	225.1	(16,965.5)	2,173.2
Exchange variation on cash of foreign subsidiaries	(443.8)	377.5	1,314.6
Increase (decrease) in cash and cash equivalents	3,785.7	(5,182.2)	7,059.0

Net Cash Generated from Operating Activities

Net cash generated from operating activities was R$8,951.7 million during 2022, and R$14,786.5 million during 2021. Net cash generated from operating activities decreased by R$5,834.8 million during 2022, as compared to 2021, which was the result of:

•	a decrease in the results of operations in the period, due to lower spreads in the international market and lower sales volume of resins and the main chemicals in Brazil, PP in the United States and Europe, and PE in Mexico.

The effects of these factors were partially offset by:

•	the positive variation in working capital mainly due to (i) lower international price references; (ii) lower volume of finished products; and (iii) the higher volume of raw material with extended payment terms from our suppliers;
•	monetization of PIS/COFINS credits; and
•	lower corporate income tax and social contribution on net income (IR/CSLL) payments in the period.

Net cash generated from operating activities was R$14,786.5 million during 2021, compared to R$6,293.0 million during 2020. Net cash generated from operating activities increased by R$8,493.5 million during 2021, as compared to 2020, which was the result of the:

•	increase of the results of operations in the period due to higher spreads in the international market of resins and main chemicals in Brazil, PP in the United States and Europe, and PE in Mexico, and higher sales volume of main chemicals and PP in the United States and Europe; and
•	offset of R$2,235.2 million of the PIS/COFINS balance (excluded from the ICMS calculation base).

The effects of these factors were partially offset by:

•	the negative variation in working capital, mainly due to the higher cost and volume of finished products in inventories;
•	the payments related to the geological event of Alagoas;
•	the interest payments of debt securities in the year;
•	the payment of income tax due to the recurring results of operations;
•	the consumption of our operating and strategic capital expenditures; and
•	payments under the Global Settlement in the aggregate amount of R$ 302.6 million to the Brazilian federal government, on February 1, 2021 and CHF16.0 million (R$86.4 million) to the OAG, on June 28, 2021;

Net Cash Used in Investing Activities

Net cash used in investing activities was R$4,947.3 million during 2022, R$3,380.7 million during 2021 and R$2,721.8 million during 2020.

During 2022, investing activities for which we used cash on a consolidated basis primarily consisted of: (1) acquisitions to property, plant and equipment of R$3,715.9 million, in Brazil Segment, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety, or HES, productivity and modernization, (2) acquisitions to property, plant and equipment of R$694.6 million in Mexico, considering operating and strategic investments such as the construction of the ethane import terminal; and (3) acquisitions to property, plant and equipment of R$373.2 million in the USA and Europe Segment, allocated both to industrial operations and strategic projects.

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

Net Cash Generated (Used) in Financing Activities

Net cash generated in financing activities was R$225.1 million in 2022, as compared to net cash used in financing activities of R$16,965.5 million during 2021 and net cash generated in financing activities of R$2,173.2 million during 2020.

During 2022, we raised mainly:

•	R$2,950.0 million, through the issuance of debentures in Brazil;
•	R$2,783.0 million, through export credit facilities; and
•	R$697.5 million, through the issuance of agribusiness receivables certificates in Brazil.

During 2022, we mainly used cash to pay:

•	R$2,281.1 million, relating to the full redemption of our outstanding 3.500% Notes due 2023 and partial redemption of our outstanding 6.450% Notes due 2024;
•	R$1,050.1 million, relating to the line of pre-payment of export credit lines with international and national financial institutions;
•	R$928.9 million, relating to the aggregate expenses of lease agreements; and
•	R$1,350.3 million relating to the payment of dividends for the year ended December 31, 2021 to holders of our common shares and class A preferred shares.

During 2021:

•	we issued subordinated resettable fixed rate notes due February 2032 for an aggregate principal amount of R$6.7 billion (US$1.2 billion) in the fourth quarter of 2021 related to Braskem Idesa’s Project Finance;

•	in October 2021, Braskem Idesa entered into a term loan agreement in the aggregate amount of R$837.1 (US$150 million). As of December 31, 2021, the aggregate amount outstanding of such loan agreement plus interest was R$848.3 million (US$152.0 million).

During 2021, we used cash to pay:

•	R$892.1 million, related to export prepayment facility with local and international financial institutions;
•	R$508.0 million related to promissory note with international financial institutions;
•	R$652.9 million related to the aggregate principal amount under a financing agreement with international governmental entities;
•	R$6.9 billion related to the full redemption of the outstanding notes maturing in 2022 and of our perpetual bonds, and the partial redemption of outstanding notes maturing in 2023, 2024, 2028 and 2041;
•	R$8.0 billion, related the fully repayment of Braskem Idesa’s project finance facility and the partial amortization of the Braskem Idesa project finance facility;
•	R$841.7 million, related to aggregate expenses related to lease agreements; and
•	R$6.0 billion related to dividends payment for the fiscal year ended December 31, 2021 to holders of our common shares, class A preferred shares and class B preferred shares;

During 2020:

•	we issued subordinated resettable fixed rate notes maturing in January 2081 for an aggregate principal amount of R$3,098.8 million (US$600.0 million) in the third quarter of 2020;
•	we drew down the amount of R$5,240.4 million under our revolving credit facility and R$1,603.1 million under other credit facility agreements;
•	we entered into certain agreements for advance on exchange contracts (adiantamentos sobre contratos de câmbio), or ACCs, with international commercial banks under which we borrowed an aggregate principal amount of R$2,427.2 million;
•	we entered into export prepayment agreements in the aggregate amount of R$311.1 million; and
•	we received under a financing agreement with certain governmental entities proceeds in the aggregate amount of R$209.5 million.

During 2020, we used cash to pay:

•	R$138.3 million, representing aggregate interest expenses of our lease agreements;
•	R$2,494.1 million, representing ACCs with commercial banks;
•	R$960.5 related to the partial amortization of the Braskem Idesa project finance facility;

•	R$348.9 million, representing corporate loans (advance exports contracts, credit facilities, promissory notes and others), with local and international institutions;
•	R$415.9 million, representing export prepayments with local and international institutions;
•	R$70.3 million, representing aggregate principal under a financing agreement with BNDES and certain governmental entities; and
•	R$5,203.4 million, representing payments related to a revolving credit line.

Unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders, payment of minimum dividends is mandatory under Brazilian Corporate Law and our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to significant cash requirements in future periods. For additional information, see “Item 8. Financial Information—Dividends and Dividend Policy—Mandatory Distributions.”

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2022 that have an impact on our liquidity.

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

In line with our commitment to maintaining our financial liquidity, in December 2021 we renewed the revolving credit facility in the amount of R$5,164.8 million (US$1,000.0 billion), which expires in 2026. This line of credit may be used without restrictions to improve our credit quality or in the event of deterioration in the macroeconomic scenario. As of December 31, 2022, this new credit line had not been used.

The Company’s financial liabilities, including the amounts due under the Leniency Agreement, are shown in the table below. These amounts are calculated based on cash flows not discounted and may not be reconciled with the amounts disclosed in the balance sheet.

	Within one year	Between one and two years	Between two and five years	More than five years	Total
	(in millions of reais)
Trade payables	12,410.2	3.1	—	—	12,413.3
Borrowings	1,360.7	3,139.2	3,931.3	57,625.4	66,056.7
Debentures	136.1	102.1	—	6,168.0	6,406.2
Braskem Idesa borrowings	996.7	—	—	17,274.8	18,271.5
Derivatives	192.2	5.7	—	88.3	286.2
Loan from non-controlling shareholder of Braskem Idesa	—	—	—	4,391.8	4,391.8
Leniency agreement	434.8	658.1	—	—	1,092.9
Lease	1,109.0	855.8	581.592	2,436.7	4,983.2
At December 31, 2022	16,639.9	4,764.1	4.512.907	87,985.0	113,901.9

Indebtedness and Financing Strategy

As of December 31, 2022, our total outstanding consolidated indebtedness was R$47,087.1 million (US$9,024.5 million), including R$11,370.3 million (US$2,179.2 million) in connection with the debt related to our Mexico Complex. As of December 31, 2022, we had R$2,498.1 million (US$478.8 million), translated solely for the convenience at the selling rate reported by the Central Bank as of December 31, 2022 of R$5,2177 to US$1.00, in outstanding indebtedness relating to a loan payable to the non-controlling shareholder of Braskem Idesa, maturing in December 2029 with interest of 7% p.a., whose proceeds were used by Braskem Idesa to fund its construction project.

On a consolidated basis, our real-denominated indebtedness as of December 31, 2022, was R$4,651.3 million (9.9% of our total indebtedness), and our foreign currency-denominated indebtedness was R$42,435.8 million (90.1% of our total indebtedness).

	2023	2024	2025	2026	2027	2028	2029	Thereafter	Total
	(in millions of reais)
Debt Related to Braskem	1,382.4	2,202.2	627.8	581.6	2,356.7	7,281.8	2,888.2	18,396.1	35,716.8
Debt Related to Braskem Idesa	868.6	—	—	—	—	—	4,337.6	6,164.1	11,370.3
Total	2,251.0	2,202.2	627.8	581.6	2,356.7	7,281.8	7,225.8	24,560.2	47,087.1

Short-Term Indebtedness

As of December 31, 2022, the amount of our short-term borrowings and debentures, including interest, was R$2,251.0 million (4.8% of our total indebtedness), of which R$868.6 million was short-term indebtedness of Braskem Idesa. We have short-term lines of credit with a number of international and Brazilian financial institutions.

Long-Term Indebtedness

As of December 31, 2022, the outstanding amount of our long-term borrowings and debentures was R$44,836.1 million (95.2% of our total indebtedness), including the amount of R$10,501.7 million in connection with the secured debt related to Braskem Idesa.

Our principal sources of long-term debt are:

•	fixed-rate unsecured notes issued in the international market;
•	debentures issued in the Brazilian capital market;

•	export credit facilities; and
•	borrowings under bank credit facilities;

As of December 31, 2022, R$4,446.1 million of our long-term indebtedness was denominated in Brazilian reais, and R$29,888.3 million of our long-term indebtedness was denominated in foreign currencies.

Certain of the instruments governing our indebtedness contain covenants that could restrict, among other things, our and most of our subsidiaries’ ability to incur liens or merge or consolidate with any other entity or sell or otherwise dispose of all or substantially all of our or their assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses among Braskem S.A. and its subsidiaries’ indebtedness, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. As of December 31, 2022, except for Braskem Idesa, Braskem and its subsidiaries were in compliance with the covenants under their underlying indebtedness instruments.

Braskem Idesa expected that it would be in breach of a financial leverage covenant under a financing agreement as of December 31, 2022. Regarding this financing agreement, on December 22, 2022 Braskem Idesa obtained a preemptive waiver related to such breach of a leverage ratio (covenant) until June 30, 2023. Because of such waiver, currently Braskem Idesa is not in default under such financing agreement. The non-current portion of the loan, in the amount of R$649.6 million, was reclassified from non-current liabilities to current liabilities as of December 31, 2022, considering that the waiver does not cover at least 12 months, as required by accounting standards in situations in which the breach of certain contractual obligations would entitle creditors to accelerate indebtedness.

Braskem Idesa is in compliance with its debt service obligations under such financing agreement.

The instruments governing a substancial portion of our indebtedness also contain change-of-control provisions that provide our counterparties with a termination right or the ability to accelerate the maturity of our indebtedness in the event of a change of our control without their consent and/or ratings decline, as applicable. For additional information, see “Item 3. Risk Factors—Risks Relating To Us And The Petrochemical Industry—If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and could affect our ability to make principal and interest payments on our debt obligations.”

Bonds

We have issued bonds in the international capital markets. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds, on which interest is payable quarterly in arrears.

In February 2023, we issued US$1,000,000,000 of 7.250% Senior Notes due 2033. The net proceeds of such issuance were used (i) to fully redeem the 6.45% Notes due 2024 and (ii) for general corporate purposes.

The table below sets forth our outstanding bonds issued in the international capital markets as of December 31, 2022, the outstanding principal amount of these securities and their maturity dates:

Security	Outstanding Principal plus Interest Amount as of December 31, 2022		Final Maturity
	(in millions of US$)	(in millions of reais)
6.45% Notes due 2024(1)	304.5	1,588.70	February 2024
4.50% Notes due 2028(2)	1,197.70	6,249.30	January 2028
4.500% Notes due 2030(2)	1,521.00	7,936.10	January 2030
7.125% Notes due 2041(3)	583.6	3,044.90	July 2041
5.875% Notes due 2050(2)	768.4	4,009.10	January 2050
Subordinated Resettable Fixed Rate Notes due 2081(2)	631.7	3,296.00	January 2081

(1) Represents notes issued by Braskem Finance Limited and guaranteed by Braskem. The 6.45% Notes due 2024 were fully redeemed on February 23, 2023.

(2) Represents notes issued by Braskem Netherlands Finance B.V. and guaranteed by Braskem.

(3) Represents notes issued by Braskem America Finance and guaranteed by Braskem.

(4) The U.S. dollar amounts have been translated into Brazilian real amounts at the December 31, 2022 selling rate of R$5.2177 per US$1.00, as reported by the Brazilian Central Bank. The Brazilian real equivalent information presented is provided solely for the convenience of the reader and should not be construed as implying that the amounts in Brazilian reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

We have fully, unconditionally and irrevocably, guaranteed the bonds issued by Braskem Finance, Braskem America Finance and Braskem Netherlands Finance. Braskem’s guarantees for issues carried out between 2011 and 2019 comprise senior unsecured obligations of Braskem, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, the guarantee comprises obligations without collateral subordinated to all current or future senior debts of Braskem.

Debt Securities issued in the Brazilian capital market

In 2022, we issued debt securities in the Brazilian capital markets. All of these securities pay interest semi-annually in arrears.

The table below sets forth our outstanding debt securities issued in the Brazilian capital markets, the outstanding principal amount of these securities and their maturity dates:

Security	Outstanding Principal plus Interest Amount as of December 31, 2022		Interest Rate	Final Maturity
	(in millions of US$)	(in millions of reais)
Debentures CRA – 1st tranche(1)	118.1	616.0	IPCA + 5.54%	December 2028
Debentures CRA – 2nd tranche(1)	28.2	147.4	IPCA + 5.57%	December 2031
Debentures issued in May 2022 – 1st tranche	147.7	770.9	CDI + 1.75%	May 2029
Debentures issued in May 2022 – 2nd tranche	47.7	249.0	CDI + 2.00%	May 2030 to 2032
Debentures issued in August 2022	150.8	786.8	CDI + 1.75%	August 2029
Debentures issued in November 2022 – 1st tranche	213.5	1,114.0	CDI + 1.70%	November 2029
Debentures issued in November 2022 – 2nd tranche	18.6	97.2	CDI + 1.95%	November 2030 to November 2032
(1) Issuance of private debentures that were used as security for the issuance of Agribusiness Receivables Certificates (certificados de recebíveis do agronegócio – “CRA”) by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

Credit Facilities with Governmental Agencies Denominated in U.S. Dollars

In August 2020, Braskem Netherlands Finance, as borrower, and Braskem S.A., as guarantor, entered into a credit facility insured by NEXI, in an aggregate principal amount of US$225.0 million. This facility bears interest at a rate equivalent to LIBOR plus 1.70% per year and payable semi-annually to maturity in February 2031. The principal amount is amortized semi-annually from August 4, 2021. As of December 31, 2022, the outstanding amount under this facility was R$1,007.1 million (US$193.0 million).

In October 2021, Braskem Idesa entered into a term loan in the aggregate amount of US$150.0 million. This facility bears interest at a rate equivalent to LIBOR plus 4.00% per year and payable quarterly to maturity in February 2029. As of December 31, 2022, the outstanding amount under this facility was R$734.8 million (US$140.8 million).

Issue Date	Outstanding Principal plus Interest Amount as of December 31, 2021		Interest Rate	Amortization Schedule	Final Maturity
	(in millions of US$)	(in millions of reais)
Mar-17(1)	68.5	357.5	LIBOR + 1.61% p.a.	Semi-annual	March 2027
Jul-18(2)	145.2	757.8	LIBOR + 0.65% p.a.	Semi-annual	December 2028
Nov-18(3)	178.1	929.1	LIBOR + 0.90% p.a.	Semi-annual	November 2028
Dec-19(3)	105.3	549.6	LIBOR + 0.90% p.a.	Semi-annual	December 2029
Aug-20	193.0	1,007.1	LIBOR + 1.70% p.a.	Semi-annual	February 2031
Oct-21	140.8	734.8	LIBOR + 4.00% p.a.	Quarterly	October 2026

(1) Credit facility contracted by the subsidiaries Braskem Netherlands Finance and Braskem Netherlands Inc., secured by NEXI, the Japanese export credit agency, and guaranteed by Braskem.

(2) Credit facility contracted by the subsidiary Braskem America, secured by Euler Hermes, the German export credit agency in the maximum amount of US$225 million. The amount of US$19 million was not disbursed and has been cancelled.

(3) Credit facility contracted by the subsidiaries Braskem Netherlands Finance and Braskem Netherlands Inc. secured by SACE, an Italian export credit agency, and guaranted by Braskem.

(4) Represents notes issued by Braskem America Finance and guaranteed by Braskem

Credit Facilities with Governmental Agencies Denominated in Brazilian Reais

In December 2018, we entered into a new credit facility with a commercial bank as as indirect transfer of BNDES funds (FINAME), in the aggregate principal amount of R$476.0 million, maturing in January 2031, with proceeds used to finance our capital expenditures in Brazil. This facility bears interest at a rate equivalent to IPCA plus 6.04% per year, payable quarterly after an initial grace period, from the first installment until January 2021, and afterwards monthly to maturity until January 2031. The principal amount is payable in 120 successive monthly installments beginning in February 2021. As of December 31, 2022, the outstanding principal plus interest amount under this facility was R$386.5 million (US$74.1 million).

The table below sets forth selected information with respect to our BNDES credit facility as of December 31, 2022.

Facility	Outstanding Principal plus Interest Amount as of December 31, 2021		Weighted Average Interest Rate	Expiration of Commitment
	(in millions of US$)	(in millions of reais)
January 2019 — Fixed rate	74.1	386.5	IPCA + 6.04% p.a.	January 2031

Revolving Credit Facility Agreement

On December 20, 2021, we entered into a revolving credit facility with a syndicate of global lenders, in the aggregate amount of up to US$1,000.0 million, maturing in December 2026. The new agreement replaced our previous revolving credit facility. As of December 31, 2022, we had not drawn any amount under the new revolving credit facility.

Credit Facilities with Banks Denominated in Dollars

On April 8, 2019, we entered into a sale-leaseback agreement with an international institution in the aggregate principal amount of R$417.8 million (US$80.4 million) with a term of seven years. To consummate this agreement, certain assets of the Company’s plants were transferred to the financial institutions and, by the maturity date, Braskem has the option to repurchase them for a residual value. In accordance with IFRS15, this transfer is not considered a sale. This facility bears interest at a rate equivalent to LIBOR minus 1.00% per year, payable semi-annually to maturity in April 2026. The principal amount is payable in successive semi-annual installments beginning in September 2019. As of December 31, 2022, the outstanding principal plus interest amount under this facility was R$197.2 million (US$37.8 million).

In June 2022, we entered into four export prepayment facilities and one export credit note facility with financial institutions in the aggregate principal amount of R$1,513.1 million (US$290.0 million), with a term of five years. In July 2022, Braskem amended two of the export prepayment facilities to include ESG KPIs related to the sales volume of the Green PE I’m greenTM bio-based, in the aggregate principal amount of R$782.7 million (US$150.0) million.

Issue Date	Outstanding Principal plus Interest Amount as of December 31, 2022		Interest Rate	Amortization Schedule	Final Maturity
	(in millions of US$)	(in millions of reais)
April 2019(1)	37.8	197.2	LIBOR – 1.00%	Semi-annual	April 2026
June 2022	290.0	1,514.7	Term SOFR 1.79%	Quarterly	June 2027

(1)      Credit facility contracted by the subsidiaries Braskem Netherlands Finance and Braskem Netherlands Inc, secured by NEXI, the Japanese export credit agency, and guaranteed by Braskem.

On March 25, 2022, we entered into an export prepayment facility with a financial institution in the aggregate principal amount of R$1,043.5 million (US$200.0 million) with a term of one year. On June 28 2022, a portion of R$521.8 million (US$100.0 million) of this facility was prepaid. On December 27, 2022, the remaining amount of R$521.8 million (US$100.0 million) was prepaid.

Credit Facilities with Banks Denominated in Euros

In August 2022, Braskem Netherlands B.V. and Terra Circular Industries B.V. concluded a transaction of sale of outstanding shares and issuance of new shares, which resulted in Terra Circular Industries B.V. owning 40% and Braskem owning 60% of the capital of B&TC B.V. which is the sole shareholder of ERPlastics B.V. (“ER Plastics”), a mechanical recycling company based in the Netherlands. ER Plastics develops and manufactures a range of durable products for a variety of industries, such as mats and transportation pallets made from recycled plastic waste.

As of December 2022, ERPlastics B.V. had the following financings, guaranteed by the assets of ERPlastics and by Braskem to the extent of its shareholding participation:

Issue Date	Outstanding Principal plus Interest Amount as of December 31, 2022		Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)	(in millions of US$)
August 2020(1)	79.7	14.9	Between 2.40% and 7.41%	Monthly	May 2029
November 2020(1)	2.2	0.4	Euribor monthly + 4.10%	-	no maturity
(1)	Credit facility contracted by the indirect subsidiary ER Plastics B.V., with guarantee of its own assets and of Braskem in the proportion of its ownership interest.

Credit Facilities with Banks Denominated in Brazilian Reais

In July 2022, we entered into an export credit note facility with a financial institution in the aggregate principal amount of R$327.4 million with a term of five years.

Issue Date	Outstanding Principal plus Interest Amount as of December 31, 2022		Interest Rate	Amortization Schedule	Final Maturity
	(in millions of US$)	(in millions of reais)
July 2022	66.9	348.9	CDI + 1.30%	Bullet	July 2027

Indebtedness Of Braskem Idesa

As of December 31, 2022, the principal amount outstanding under the financing agreements relating to our Mexico complex, net of transaction costs, was R$11,370.3 million (US$2,179.2 million). The Braskem Idesa financing agreements and bond issuance include certain covenants that require, among other things, the presentation of audited financial statements within a certain timeframe.

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

On November 25, 2019, Braskem Idesa issued R$4,667.0 million (US$900.0 million) in aggregate principal amount of 7.450% senior secured notes due 2029. The 2029 notes are senior secured obligations of Braskem Idesa and rank pari passu with the existing Braskem Idesa senior secured obligations due 2032 and the credit facility. After the full amortization of the outstanding amount of the Braskem Idesa 2032 notes and the credit facility, Braskem Idesa’s 2029 notes will convert into senior unsecured notes. Interest on the notes is payable semi-annually, and the principal amount becomes due at maturity. The proceeds of the notes were used to partially refinance Braskem Idesa’s existing secured project finance indebtedness incurred in 2012 to construct a Complex in Mexico. Excess proceeds of the issuance were used to prepay certain other indebtedness of Braskem Idesa.

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

On October 11, 2021, Braskem Idesa entered into a senior secured syndicated term loan facility of up to R$3,338.3 million (US$600 million) with Morgan Stanley Senior Funding, Inc., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, London Branch and Itaú Unibanco S.A., Miami Branch, as lenders. The credit facility is secured by first priority security interest in favor of the lenders and all lenders share the collateral equally with the holders of the 2029 and 2032 notes and potential additional secured parties as permitted under the credit facility and the indenture governing the notes. The credit facility has a five-year term and will bear interest at a rate equal to three-month LIBOR plus an applicable margin ranging from 2.25% to 4.25% (depending on Braskem Idesa credit rating), to be paid quarterly. The principal amount will be repaid in semi-annual installments commencing 24 months after the closing date. The loan under the credit facility was partially drawn, R$837.1 million (US$150 million) on October 20, 2021 in order to fully prepaid the project finance indebtedness incurred in 2012, along with the 2032 notes issued by Braskem Idesa.

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

Braskem Idesa expected that it would be in breach of a financial leverage covenant under a financing agreement as of December 31, 2022. Regarding this financing agreement, on December 22, 2022 Braskem Idesa obtained a preemptive waiver related to such breach of a leverage ratio (covenant) until June 30, 2023. Because of such waiver, currently Braskem Idesa is not in default under such financing agreement. The non-current portion of the loan, in the amount of R$649.6 million, was reclassified from non-current liabilities to current liabilities as of December 31, 2022, considering that the waiver does not cover at least 12 months, as required by accounting standards in situations in which the breach of certain contractual obligations would entitle creditors to accelerate indebtedness.

Braskem Idesa is in compliance with its debt service obligations under such financing agreement.

Security(1)	Outstanding Principal plus Interest Amount as of December 31, 2022		Final Maturity
	(in millions of US$)	(in millions of reais)

7.45% Notes due 2029(2)	899.0	4,690.6	November 2029
6.990% Notes due 2032(3)	1,217.6	6,352.9	February 2032
Credit Facilities(4)	140.8	734.8	October, 2026

(1)	Represents notes issued by Braskem Idesa.

(2) Unsecured bond

(3) Sustainability-linked bonds. The bonds have a 10-year term and bear interest at 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met. Braskem Idesa pledged as guarantee property, plant and equipment assets in the same value as the bond.

(4) For this financing, fixed assets and other rights (such as shares and receivables) were granted as collateral, limited to US$71 million (R$372 million).

Capital Expenditures

During 2022, investing activities for which we used cash on a consolidated basis primarily consisted of acquisitions to property, plant and equipment of R$3,715.9 million in our Brazil segment, which was allocated primarily to: (i) industrial operations, including investments related to operating efficiency, health, environmental and safety, and productivity; (ii) the scheduled maintenance shutdown of the petrochemical cracker at the Triunfo Petrochemical Complex in Rio Grande do Sul carried out in the second quarter of 2022; (iii) the scheduled maintenance shutdown of the PVC plant in Alagoas carried out during the second quarter of 2022; and (vi) the scheduled shutdowns at the PE plants in Bahia; (v) the project to expand green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (vi) investments related to the acquisition of strategic inputs that accelerate chemical reactions, applied in industrial production processes; (vii) innovation and technology initiatives; (viii) projects associated with energy efficiency at plants; and (ix) the construction of a recycling line for high-quality post-consumer resin in Brazil.

We invested R$373.2 million in our USA and Europe segment, which were allocated to industrial operations and scheduled shutdowns.

We plan to invest R$694.6 million in our Mexico segment, especially in operational and strategic projects, such as the construction of the ethane import terminal and the Fast Track Solution. For additional information, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Other Investments—Solution to import ethane for the Braskem Idesa facility in Mexico.”

Capital Expenditure Budget

We plan to invest R$4,003.2 million in 2023, which will be used mainly for (i) the scheduled maintenance shutdown at the petrochemical plant in the State of Bahia in the fourth quarter of 2023; (ii) the scheduled maintenance shutdown in the United States; (iii) the scheduled maintenance shutdown of the PVC plant in the State of Alagoas; (iv) the expansion of our biopolymers business; and (v) projects associated with energy efficiency and decarbonization of industrial assets.

With respect to the Mexico segment, we plan to invest R$618.0 million in 2023, which will be allocated mainly to projects related to operational efficiency, such as maintenance, productivity and SSMA, and to the strategic investment related to continuation of the construction of the ethane import terminal, through Terminal Química Puerto Mexico (TQPM).

Joint Ventures Related to Our Mexico Segment

Mexico Complex

Braskem and Idesa formed Braskem Idesa in April 2010 to develop, construct and operate the Mexico Complex, located in the Mexican state of Veracruz. The Mexico Complex includes an ethylene cracker that produces 1.05 million tons of ethylene per year from ethane based on technology licensed from Technip Italy S.p.A., or Technip, two high density polyethylene plants based on Innovene S technology licensed from Ineos Commercial Services UK Limited (as successor to Ineos Europe Limited) and a low-density polyethylene plant based on Lupotech T technology licensed from Basell Polyolefin GmbH. The three polyethylene plants have a combined annual production capacity of 1.0 million tons of HDPE and LDPE.

Braskem Idesa is a party to an ethane supply agreement with Pemex TRI, a subsidiary of Pemex, dated February 19, 2010 (“BI’s Ethane Supply Agreement”). As per the terms and conditions provided in BI’s Ethane Supply Agreement, ethane supply is assured through a 20-year contract with Pemex TRI at a price pegged to the U.S. gas price.

In early December 2020, Braskem Idesa received a notification from Cenagas (Centro Nacional de Control del Gas Natural), a Mexican state-owned agency responsible for all natural gas pipelines and transportation in Mexico, related to the unilateral termination of the service of natural gas transportation, an essential energy input for the production of PE in our Mexico Segment in the first quarter of 2021, Braskem entered into a natural gas transport service agreement with Cenagas for a term of 15 years, which is in full force and effect.

On September 27, 2021, Braskem Idesa signed the following documents: (i) Amended ESA with PEMEX, with settlement of any pending contractual amounts; and (ii) Terminal Agreement.

The Amended ESA changes the minimum contractual volume commitment to 30,000 barrels/day until February 2025 (subject to extensions in the event of delay in obtaining the licenses for the terminal’s construction). Pemex TRI and Braskem Idesa have agreed to extend semi-annually the contractual volume until May 31, 2025, with the terminal’s startup expected in the second half of 2024.

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

Amendments to Braskem Idesa Shareholders' Agreement Relating to Project Ethylene XXI

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

With an approximate investment of R$49.9 million (US$9.6 million), this complementary solution for acquiring feedstock had made it possible to import up to 12,800 barrels per day of ethane to the Petrochemical Complex in Mexico, which represents 19% of its ethane needs. In February 2020, Braskem Idesa started its operation to import ethane (the “Fast Track Solution”), and imported its first shipment of ethane.

The total investment in the Fast Track Solution, considering expansion, is an approximate total investment of R$67.5 million (US$12.1 million), with approximately R$55.2 million (US$9.9 million) spent by the end of 2020. The expansion of this complementary solution for acquiring feedstock will make it possible to import up to 25,000 barrels per day of ethane to the Petrochemical Complex in Mexico, which represents 40% of its ethane needs. In December 2020, Braskem Idesa concluded the first phase of expansion of the Fast Track Solution to 20 kbpd and, in April 2021 we concluded the second phase of expansion to a total capacity of 25 kbpd. By 2022 Braskem Idesa expects to increase the total capacity up to 35 kbpd as a result of additional investment of approximately R$86.5 million (US$15.5 million).

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

Besides, Braskem Idesa continues to assess a complementary solution for larger-scale ethane imports whose scope consists of building a terminal for importing ethane and a pipeline to transport it to its petrochemical complex. For additional information, particularly relating to the risks associated with this project, please see “Item 3.D Risk Factors—Risks Relating to Mexico—We source part of our ethane feedstock from Pemex TRI in Mexico, which we expect to be our primary source of ethane until the Ethane Import Terminal is operational.”

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

On October 12, 2021, Braskem Idesa and Braskem Idesa Servicios incorporated Terminal Química Puerto México, S.A.P.I., incorporated under the laws of Mexico, with the main purpose of design, construct and develop the ethane import terminal. In addition, on December 09, 2021, Braskem Idesa’s board of directors approved the Final Investment Decision (“FID”) in order to invest in the Ethane Import Terminal Project.

The estimated cost of the Ethane Import Terminal and related infrastructure investment is approximately R$2,327.1 million (US$446.0 million) (inclusive of financing costs and VAT). Our Mexico segment expects to participate with up to 50% of the shares issued by the company that will develop the Ethane Import Terminal. We intend to fund our investment in the Ethane Import Terminal with a combination of equity and debt, through a joint venture. In this sense, on June 13, 2022, Braskem Idesa and TQPM, entered into a stock purchase agreement with Advario, B.V., a carve-out of Oiltanking GmBH for a 50% of TQPM, subject to certain conditions precedents. The Mexican Antitrust agency (COFECE) approved such purchase on October 3, 2022 and Braskem Idesa expects that the outstanding conditions to consummate the purchase could be satisfied during first quarter of 2023.

On October 7, 2022, TQPM entered into a land purchase agreement with Administración del Sistema Portuario Nacional Coatzacoalcos, S.A. de C.V. (“ASIPONA”) for the land that will be used for the construction of the storage system of the Ethane Import Terminal. Also, TQPM obtained the construction licence for construction of the storage system on December 22, 2022.

On October 31, 2022, TQPM entered into an Alliance Engineering, Procurement and Construction Contract with ICA Flour Daniel, S. de R.L. de C.V. (“ICAF”), in order to ICAF be responsible for the design, engineering, procurement, construction, commissioning and deliver turnkey the Ethane Import Terminal to TQPM. (“TQPM EPC Agreement”).

The Ethane Import Terminal is expected to be completed and to reach full capacity by the end of 2024, but there may be delays. Please see “Item 3. D Risk Factors—Risks Relating to Mexico—We source part of our ethane feedstock from Pemex TRI in Mexico, which we expect to be our primary source of ethane until the Ethane Import Terminal is operational.”

Other Investments

Energy efficiency project in our cracker at the São Paulo Complex

To improve energy efficiency and competitiveness of the cracker at the São Paulo Complex, Braskem Siemens will invest approximately R$600.0 million to improve the thermoelectric system of the unit at the complex by replacing some of the steam-powered turbines with high-efficiency electric engines supported by a new co-generation plant that will consume the residual gas from the unit’s own production process. To enable the investment by Siemens in the new co-generation plant, Braskem signed an agreement with Siemens for a term of 15 years under a build, own and operate model. With startup in 2021, the project will not only reduce the site’s energy consumption, but also reduces the cracker’s water consumption by 11.4% and its GHG emissions by 6.3%.

As of December 31, 2022, R$272.1 million (US$52.1 million) had already been invested and the project is expected to be completed by June 2023.

Sulfur removal system (DeSOx) – Rio Grande do Sul, Brazil

In 2022, we installed a desulphurization unit (DeSOx) that will capture the sulfur present in boiler exhaust gases and repower a dedusting system. This new system will allow a more competitive local energy sources in our matrix. After the implementation of the project, the levels of atmospheric emissions from the boiler will decrease. This project reduces CO2e emissions by 9,000 tons per year by eliminating the logistics of using imported coal (which has a lower sulfur level).

As of December 31, 2022, the Company had disbursed R$24 million, representing physical progress of 36% of the investment.

Technology change at our chlor-alkali facility in Alagoas

We are investing R$67.7 million in a project at our chlor-alkali facility located in the district of Pontal da Barra, in Maceió, in the state of Alagoas, which aims to change the raw material processing from brine to sea salt.

With this project, we were able to resume operations of our chlor-alkali and dichloroethane plants in the region that have been suspended since May 2019 following the developments stemming from the publication of Report no. 1 by the Brazilian Geological Service (CPRM). See “Item 3. D Risk Factors—Risks Relating to Us and the Petrochemical Industry—Our business and operations are inherently subject to environmental, health and safety hazards. As a result, our business is also subject to stringent environmental and other regulations.”

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

The unit has been operating using the new raw material since December 2020. In 2021, the project’s activities were performed to close out the project and to conclude its facilities’ infrastructure.

For the year ended December 31, 2022, R$1.9 million was invested.

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

The members of our board of directors are elected at general meetings of shareholders for a two-year unified term and are eligible for reelection. The terms of all current members will expire at our annual shareholders’ meeting to be held in 2024. Members of our board of directors are subject to removal at any time at a general shareholders’ meeting, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters. The position of Chief Executive Officer and Chairman of the board of directors cannot be held at the same time by the same individual according to the Brazilian Corporate Law. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors and they do not have to be our shareholders. Our board of directors is presided over by the chairman of the board of directors, and, in his absence or temporary unavailability, by the vice-chairman of the board of directors. The chairman and the vice-chairman of our board of directors are elected at a general shareholders’ meeting from among the members of our board of directors to serve for two-year terms and are eligible for reelection.

Our board of directors ordinarily meets every month and extraordinarily whenever called by the chairman, the vice-chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the current directors and are taken by majority vote, other than certain actions which require the consensus of the nominees of Novonor S.A. – Em Recuperação Judicial (“Novonor”), formerly called Odebrecht S.A., and Petrobras Brasileiro S.A.–Petrobras (“Petrobras”) under the Braskem S.A. Shareholders’ Agreement. See“Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements—Braskem S.A. Shareholders’ Agreement.”

The following table sets forth certain information with respect to the current members of our board of directors and their alternates as of the date of this annual report:

Name	Member Since	Position Held	Age
José Mauro Mettrau Carneiro da Cunha	December 20, 2019	Chairman of the Board	73
Eduardo Bacellar Leal Ferreira (1)	April 19, 2022	Vice-Chairman of the Board	70
José Luis Bringel Vidal (1)	April 19, 2022	Board Member	57
Gesner José de Oliveira Filho (1)	June 27, 2017	Board Member	66
-João Pinheiro Nogueira Batista (1)	April 16, 2019	Board Member	66
Juliana Sá Vieira Baiardi	April 19, 2022	Board Member	49
Héctor Nuñez	November 18, 2021	Board Member	60
Roberto Faldini	May 22, 2019	Board Member	74
Charles Lenzi (1)	April 19, 2022	Board Member	64
Marcelo Klujsza	August 24, 2020	Board Member	60
André Amaro da Silveira (1)	June 8, 2016	Board Member	59
Rodrigo Tiradentes Montecchiari	April 19, 2022	Alternate	46
Daniel Pereira de Alburquerque Ennes	May 29, 2020	Alternate	43
Laura Maniero Gadelho	April 13, 2021	Alternate	39
Guilherme Simões de Abreu	May 29, 2020	Alternate	71
Marco Antônio Zacarias	April 19, 2022	Alternate	62
Lineu Fachin Leonardo	April 19, 2022	Alternate	41

(1)	Independent director.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. José Mauro Mettrau Carneiro da Cunha was elected as an effective member and Chairman of the Company’s Board of Directors on May 29, 2020, and he has been appointed by shareholder Novonor. Mr. José Mauro was reelected as an effective member and Chairman of the Company’s Board of Directors on May 29, 2020 and on April 19, 2022 He was Chief Executive Officer of Novonor from April 2021 to March 2022 and was a member of the Board of Directors of Oi S.A. from September 2018 to September 2020, having previously served as Chairman of the Board of Directors of Oi S.A. since 2009. Mr. José Mauro began his career as an employee of BNDES, where he held several positions and held various executive positions (from 1974 to 1990), having also been appointed Director (from 1991 to 1998) and Vice President, responsible for the Industrial Operations, Legal and Tax Affairs areas (from 1998 to 2002). His main professional experiences include: (i) Full Member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A., in September 2015); (ii) Full Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Interim Chief Executive Officer of Oi S.A. in 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), where he also served as an Alternate Member of the Board of Directors in 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., formerly Calais Participações S.A. (from 2007 to December 2016); (v) Member of the Board of Directors of Log-In Logística Intermodal S.A. (from 2007 to 2011); (vi) Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) Full member of the Board of Directors of the following companies: (a) Braskem S.A. (from 2007 to 2010), where he previously held the position of Vice President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. - Banco do Estado do Espírito Santo (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro graduated in mechanical engineering from Universidade Católica de Petrópolis, in Rio de Janeiro, in 1971. He completed an Executive Program in Management at the Anderson School, University of California, in December 2002.

Eduardo Bacellar Leal Ferreira (independent member). Mr. Eduardo Bacellar Leal Ferreira was elected as an effective member of the Company’s Board of Directors on April 19, 2022, and he has been appointed by shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Eduardo Bacellar Leal Ferreira was Chairman of the Board of Directors of Petrobras from 2019 to April 2022. In addition to the Petrobras Board, he participated in the Admiralty (Navy High Command) from 2013 to 2019, having chaired it from 2015 to 2019; the navy’s Financial and Administrative Council, from 2015 to 2019; the Interministerial Commission for the Resources of the Sea (coordinator), from 2015 to 2019; the Management Councils in the various Military Organizations he directed or commanded; and the Officer Promotion Commission, in 2007. He served in the Brazilian Navy from 1971 to 2019, in the positions of Director of Ports and Coasts, from 2010 to 2011; Commander-in-Chief of the Fleet, in 2012; Commander of the National War College, from 2013 to 2015; and Commander of the Navy, from 2015 to 2019. Before 2010, he served in numerous positions and functions inherent to his career, including a total of 13 years in command and direction of ships and land-based organizations, including the Captaincy of Ports Department of Rio de Janeiro, the Admiral Alexandrino Training Center, the Brazilian Naval Academy and the Seventh Naval District Command (Brasilia, Goiás and Tocantins). He was a celestial navigation instructor at the American Naval Academy, in Annapolis (Maryland), for two years. He also served in the Chilean Navy, taking a General Staff course. He is a graduate of the Officer’s Graduation Course and of Operations Engineering, mechanical modality, by the Naval School, from 1971 to 1975. He took the Electronics Course for Officers, at the Admiral Wandenkolk Training Center, from 1976 to 1977; Command and General Staff Course, in 1990, Superior Course, in 1991, Maritime Policy and Strategy Course, in 2000, at the Naval War College; General Staff Course at the Chilean Navy, in 1992; Module of Economic Sciences, from the Faculty of Economic and Administrative Sciences of the Universidad Marítima de Chile, in 1992; Professional Master of Naval Sciences, from the Naval War College, in 1992; and Professional Doctorate in Naval Sciences, Maritime Policy and Strategy at the EGN, in 2000.

José Luis Bringel Vidal (independent member). Mr. José Luis Bringel Vidal was elected as an effective member of the Company’s Board of Directors on April 19, 2022, and he has been appointed by shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. José Luis Bringel Vidal has been a founding member and coordinator of the Infrastructure and Logistics Committee, of RGB - Rede de Governança do Brasil, since April 2021; Senior Government Relations Consultant of Norsk Hydro do Brasil, since February 2021; Member of the Board of Directors of Santos Brasil S.A., since May 2018, and of BEMISA - Brasil Exploração Mineral S.A., since March 2011. He is a Shareholder and Member of the Board of Directors of WV Logistics, since January 2020, and was Founding Partner and C&O from November 2003 until January 2020. He was Director of the Logistics and Transportation Division of the Infrastructure Department of FIESP - Federation of Industries of the State of São Paulo, from February 2020 to January 2022; Member of the Advisory Board of the Port of Angra dos Reis, from March 2020 to May 2021; Member of the Advisory Board of ABPM - Brazilian Association of Mineral Research Companies, from March 2017 until September 2020; Senior Consultant at Rio Tinto Alvan (Alcan), from December 2017 until July 2018; Founding Partner at TACV - Transport System Development, from August 2013 until July 2017; Senior Consultant at Piaui State Government - BR, from March 2015 until March 2016; Senior Consultant at Zamin Resources Limited, from November 2015 until January 2016; Senior Consultant at Warburg Pincus LLC, from January 2015 until May 2015; Senior Consultant at Itochu Corp & JFE Steel & Posco Group & China Steel, from March 2014 until October 2014; Senior Consultant at Hatch - CODELCO, from July 2014 until September 2014; Senior Consultant at Rio Tinto Alcan, from May 2011 until March 2013; Senior Consultant at SNC - LAVALIN, from February 2012 until May 2012; Senior Consultant at Itochu Corporation & JFE Steel & Nippon Steel & Posco Group & China Steel, from March 2008 until November 2008; Logistics Director at BEMISA - Brasil Exploração Mineral S. A., from June 2007 until September 2008; Senior Advisor of Bahia Mineração S.A. - BAMIN, from March 2005 until April 2006; National Coordinator of the Logistics Council of FECOMÉRCIO - Federação do Comércio do Estado de São Paulo, from June 2001 until March 2005; General Manager of Pasha Brasil, of The Pasha Group - Rio Doce Pasha Terminais L.P., from July 2001 to October 2003; Manager of the São Paulo Business Unit of Ferrovia Centro Atlântica S.A. - FCA, from January 1997 to June 2001. He is an Electrical Engineer from Escola de Engenharia de Mauá, in 1992. He holds a Post-Graduate degree in Market-Oriented Business Administration from Escola Superior de Propaganda e Marketing, in 1994; Board of Directors Program, from Instituto Brasileiro de Governança Corporativa, in 2012; Certification as Experienced Board Member (CCA+), from Instituto Brasileiro de Governança Corporativa, in 2019 – Certificate renewed in August 2022 (credential code 31581/2022); Update for Certified Board Members, from Instituto Brasileiro de Governança Corporativa, in 2020; Corporate Risk Management 1st Edition, by the Brazilian Institute of Corporate Governance, in 2020; Advanced Course for Board Members 14th Edition, by the Brazilian Institute of Corporate Governance, in 2020; Professional Education Specialization Leadership in Innovation, by MIT - Massachusetts Institute of Technology, in 2021; Specialization in Risk Management and Financial Decision Making, by the University of Chicago, in 2021. ESG: how to rethink and innovate business in a changing world - Integrated Leadership Training Program, in 2022; and Coordinator & Professor of the 1st Improvement Program in Governance, Compliance and Risk Management with Emphasis on Transport and Infrastructure promoted by the Latin American Institute of Governance and Public Compliance (IGCP) for Members of the National Transport Confederation (CNT) and Institute of Transport and Logistics (ITL), in 2022.

Gesner José de Oliveira Filho (independent member). Mr. Gesner José de Oliveira Filho was elected as an independent and effective member of the Company’s Board of Directors on June 27, 2017, he has been appointed by the shareholder Novonor. Mr. Gesner Oliveira was reelected on April 30, 2018, on May 29, 2020 and on April 14, 2022. Mr. Gesner Oliveira also holds the position of Coordinator of the Company’s Statutory Compliance and Audit Committee since April 27, 2022. He is certified by IBGC as independent director and as member of Audit Committee CCoAud+; he is member of the Board of Directors of TIM, where he coordinates the Statutory Audit Committee and is also a member of the “ESG” Committee; he is Chairman of the Board of Directors of Estre Ambiental and member of the Self-Regulation Board of FEBRABAN. He was member of the Global Consultive Board of UBER and of the Board of Directors of Iguá, Usiminas, Sabesp, CESP, Banco Nossa Caixa and Varig. He currently participates, as a volunteer, at the Instituto Brasileiro de Ética Concorrencial (ETCO), Centro de Integração Empresa-Escola (CIEE), acts as a member of the Consultive Council of GRAPE ESG and as a member of the Consultive Council of Climatic Actions and Politics at Secretaria Executiva de Mudanças Climáticas (SECLIMA) and of the São Paulo Municipal’s Secretary. He is partner at GO Associados, Professor at FGV, where he coordinates the Infrastructure and Environmental Solutions Study Centre. From 2007 to 2011 he was president of Sabesp – Companhia de Saneamento do Estado de São Paulo. From 1996 to 2000 he was president of CADE. Mr. Gesner Oliveira holds a PhD degree from California University (Berkeley), a Master’s degree from Unicamp and a bachelor’s degree from FEA-USP, in Economics area.

João Pinheiro Nogueira Batista (independent member). Mr. João Pinheiro Nogueira Batista was elected as an effective member of the Company’s Board of Directors on April 16, 2019, and he has been appointed by the shareholder Novonor. Mr. João Nogueira was reelected on May 29, 2020 and on April 19, 2022. Mr. João Pinheiro Nogueira Batista has served for more than 10 years on the Board of Directors of companies in Brazil and abroad. Until January 2022 Mr. João Nogueira was CEO of Evoltz Participações S.A. Mr. João Nogueira has been an independent board member at Wiz Soluções e Corretagem de Seguros S.A. since April 2020, as well as at two third sector organizations: Associação Maria Helen Drexel and Instituto de Reciclagem do Adolescente-Recicla. In the Novonor Group, he was an independent member of the Boards of Directors of Odebrecht Engenharia e Construção since June 2017 and of Ocyan since April 2018, in which he remained until January 2019, when he joined the Board of Directors of Novonor S.A. and remained until April 2021. In his broad executive career built in the public and private sectors, he was CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, as well as held directorships in companies such as Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Nogueira Batista holds a degree in economics from PUC - RJ and an MBA in Economic Engineering from Universidade Gama Filho, Rio de Janeiro.

Juliana Sá Vieira Baiardi. Ms. Juliana Sá Vieira Baiardi was elected as an effective member of the Company’s Board of Diretors on April 19, 2022, and she has been appointed by the shareholder Novonor. Ms. Juliana Baiardi joined Odebrecht Group in August 2011. Ms. Juliana Baiardi acts as member of the Board of Diretors of OTP and since June 2022 as Leader of Business-Participations of Novonor. From April 2021 until June 2022, she has been an advisor to Novonor's CEO and Vice-Chairman of the Board of Odebrecht Engenharia e Construção until June 2022. Ms. Juliana Baiardi acted as CEO at Atvos from May 2019 to February 2021; CEO of OTP from May 2017 to May 2019; CEO of Odebrecht Ambiental from September 2016 to April 2017; CFO of Odebrecht Ambiental from February 2016 to September 2016; and Director of Logistics of OTP from August 2011 to February 2016. Before joining Odebrecht Group, Ms. Juliana Baiardi worked 10 years at J P Morgan in the Investment Banking Latin America and Private Equity areas. She also worked at Dresdner Bank in Brazil in the Project Finance sector from 1997 to 1999. Ms. Juliana Baiardi holds a degree in Civil Engineering from UFBA Universidade Federal da Bahia and an MBA from Columbia Business School in New York.

Héctor Nuñez. Mr. Héctor Nuñez was elected as an effective member of the Company’s Board of Directors on November 18, 2021, and he has been appointed by the shareholder Novonor. Mr. Héctor Nuñez was reelected on April 19, 2022. Mr. Héctor Nuñez is a senior executive, customer-focused, international business strategist with over 25 years of success managing growth, re-engineering troubled operations and starting up startups throughout the United States and South America. He holds a bachelor and an MBA in Business Administration from Florida International University. He served as CEO of Ri Happy Brinquedos S.A. for 9 years, leading transactions to acquire the largest specialty retailers in Brazil. He also served as CEO of Walmart Stores, Inc. and various leadership positions at The Coca-Cola Company and its group companies. Since March 2022, he holds the position of CEO of Novonor, a company where he also held the position of Chairman of the Board of Directors from April 2021 to March 2022. He acted, from January 2011 to December 2021, as an Independent Board Member of Vulcabrás and; as Chairman of the Board of Directors of Marisa S.A until April 2017. He is also a board member of the NGO Amigos do Bem.

Roberto Faldini. Mr. Roberto Faldini was elected as an effective member of the Company’s Board of Directors on May 22, 2019, and he has been appointed by the shareholder Novonor. Mr. Roberto Faldini was reelected on May 29, 2020 and on April 19, 2022. He is CEO and partner of Faldini Participações Administração e Investimentos Ltda. Besides the Board of Braskem SA, he is currently a member of the Boards of Irani Papel e Embalagens SA, Cia. Habitasul de Participações and Novonor. He voluntarily participates as a member of the Board of Trustees of the Dorina Nowill Foundation for the Blind, the Crespi Prado Foundation, where he is also the CEO, and the Norberto Odebrecht Foundation. He is the director of Fundação Cultural Ema Gordon Klabin. Mr. Roberto Faldini is a professor at the IBGC – Brazilian Institute of Corporate Governance and a guest professor at Fundação Dom Cabral and an arbitrator at CAM - Arbitrage Chamber of the Exchange Market of B3. Since the 80’s he has participated as a member of the Board of Directors and Advisory Board of several companies in Brazil and abroad, among them BOVESPA, Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet, Sadia, BRF, Banco BMG, Vulcabrás and Marfrig. He was a co-founder of IBGC - Brazilian Institute of Corporate Governance in 1995 and is still active in several of its committees. He is an associate member of IBEF - Brazilian Institute of Financial Executives and of FBN - Family Business Network. Mr. Faldini is also an Honorary Board Member of Abrasca - Brazilian Association of the Public Traded Companies. For over 20 years he was an executive officer, shareholder and member of the Board of Directors of Metal Leve S.A., he was Chairman and President of CVM (Brazilian Securities Exchange Comission) in 1992. He was coordinator for 5 years (2002 - 2007) in São Paulo of the Núcleo da Empresa Familiar - PDA, of the Dom Cabral Foundation.

He graduated in Business Administration at Fundação Getúlio Vargas (1972) and has specialization in (i) Advanced Management from Fundação Dom Cabral and INSEAD Fontainebleau – France (1991); (ii) Entrepreneurship at Babson College (2004) and (iii) Corporate Governance (IFC and IBGC - 2009, 2011, 2013 and 2016). From 2016 to the present, he continued and continues to participate in several courses and seminars in Brazil and abroad, as well as, events related to Business Strategy, Business Administration, Corporate and Family Governance aiming his continuous learning.

Charles Lenzi (independent member). Mr. Charles Lenzi was elected as an independent and effective member of the Company’s Board of Directors on April 19, 2022 and holds the position of member of the Statutory Compliance and Audit Committee since April 27, 2022, and he has been appointed by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Charles Lenzi is Executive Chairman of ABRAGEL, since 2018; Independent Member of the Board of Directors and Member of the Audit Committee of AES Brasil, since 2019; and Independent Member of the Board of Directors, Member of the Audit Committee and Member of the People and Sustainability Committee of BEVAP - Bioenergética Vale do Paracatu, since 2020. He was CEO of Eletropaulo, from 2016 to 2018; COO of AES Brasil, CEO of Eletropaulo and CEO of AES Sul from 2016 to 2017; Executive President of ABMGEL from 2010 to 2016; Managing Director of Grupo Stefani, from 2008 to 2010; Vice-President of Distribution AES Brasil, Eletropaulo and AES Sul, from 2006 to 2008; General Director of AES Sul, from 2004 to 2006; Vice-President of Operations of Eletropaulo, from 2002 to 2003; Regional Director of AES EDC - La Eletricidad de Caracas, from 2001 to 2002; President Director of AES CESCO - India, from 2000 to 2001; Business Unit Manager of AES Sul, from 1998 to 1999; General Manager of Gazola S/A from 1988 to 1998; Sales Engineer of lntral S/A from 1982 to 1986. He is an Electrical Engineer from PUCRS, from 1977 to 1981. He holds a Specialization Degree in Industrial Automation from UNICAMP, from 1986 to 1988; MBA in Finance from UCS, from 1996 to 1998; MBA in Strategic Planning and Business Management from FGV, in 1999; Leadership Development Program from Darden Business School, University of Virginia, in 2006; PGA Advanced Management Program, from Dom Cabral INSEAD Foundation, in 2007; Master in Business Administration and Business from PUCRS, in 2015; Board Member Course from IBGC, in 2016; and Global Executive Leadership Retreat, from Georgetown University, in 2017.

Marcelo Klujsza. Mr. Marcelo Klujsza was elected as an effective member of the Company’s Board of Directors on August 24, 2020, and he has been appointed by the shareholder Petróleo Brasileiro – Petrobras. Mr. Marcelo Klujsza was reelected on April 19, 2022 and is a member of its Support Committee - Finance and Investment Committee. Mr. Marcelo Klujsza has served in senior management positions in consulting companies - CEO of Metal Data S.A. and Vice President of Alexander Proudfoot Consultoria - in addition to acting as a consultant through his own company - Metakarp Value Consulting, offering support to the management and board of directors of companies, especially in the mineral and metallurgical industry segment. He has also worked in technical, management and senior management positions at Vale, Rio Paracatu Mineração, Rio Tinto Brasil, IBM Brasil and Grupo Solmucci Entretenimento. At Petrobras, he held the position of Assistant to the Board of Directors from 06/2015 to 11/2015 and Advisor to the Presidency from 12/2018 to 04/2021. He held the position of Chairman of the Board of Directors of Liquigás Distribuidora S.A. from 06/2019 to 12/2020. He holds a degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro, a master's degree in Geosciences/Geology from Universidade Federal do Rio de Janeiro, a specialization in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro and has a professional career spanning 35 years.

André Amaro da Silveira (independent member). Mr. André Amaro was elected as an effective member of the Company’s Board of Directors on January 26, 2023, and holds the position of member of the Statutory Compliance and Audit Committee since April 27, 2022. He has been appointed by the shareholder Novonor. Mr. Amaro acted as an alternate member of the Board of Directors from 2016 until 2023. He also worked with Novonor Group from 1988 to 2018. In addition to the aforementioned office at the Company, Mr. is an effective member of the Board of Directors of the Ocyan S.A., working also as coordinator of the Culture, Communication, Personnel and Sustainability Committee and as a member of the Compliance and Audit Committee, he is an effective member of the Board of Directors of the OTP, and also acts as coordinator of the Personnel and Organization Committee and as member of the Finance and Investment Committee, and member of the Advisory Board of Supermix S.A. He began his career in heavy infrastructure projects and led Odebrecht investments in the concession of public services in Brazil, Argentina and Portugal. During this period, he was also Director of Project Finance and Export at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem, Director of Human Resources at Novonor S.A., President of Odebrecht Properties and of Odebrecht Defesa e Tecnologia and Chairman of the Board of Directors of Redram Construtora de Obras S.A. He holds a graduate degree in Civil Engineering from Universidade Federal de Minas Gerais and a Master’s degree in Business Administration from IMD.

Alternate Directors

Rodrigo Tiradentes Montecchiari. Mr. Rodrigo Tirandentes Montecchiari was elected as an alternate member of the Company’s Board of Directors on April 19, 2022, and he has been appointed by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Rodrigo Montecchiari is Commercialization Control Operations manager at Petrobras since December 2022 and member of the Fiscal Council of Refinarias de Mucuripe S.A. since November 2020. Additionally, he was Chief Financial Officer (CFO) of PB-LOG since April 2017 until December 2021. He acted as a member of the Fiscal Council at Cia Petroquímica de Pernambuco from April 2013 until June 2017; Cia de Gás do Estado do Mato Grosso do Sul from April 2013 until April 2015; Paraná Xisto S.A. from December 2020 until November 2022; Refinaria de Manaus S.A. from December 2020 until November 2022; Refinaria Mataripe S.A. from December 2020 until November 2021; Alternate Member of the Fiscal Council at Logum Logísitica S.A. from May 2018 until April 2021 and at Petros, from April 2013 to March 2018; Corporate Finance at Petrobras, from December 2012 to March 2017; Chief Financial and Administrative Officer at Petrobras Namibia, from March 2012 to November 2012; at Petrobras Angola, from March 2010 until February 2012; at Petrobras Nigeria, from May 2007 until February 2010; and Coordinator of Audit and Joint Ventures at Petrobras, from 2003 until April 2007. He holds a degree in economics from Universidade Federal Fluminense, an Executive MBA from Fundação Dom Cabral and a Master's degree in Corporate Finance from the University of Liverpool.

Daniel Pereira de Albuquerque Ennes. Mr. Daniel Pereira de Albuquerque Ennes was elected as an alternate member of the Company’s Board of Directors on May, 29, 2020, and he has been appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras. He is currently the Bank and Structured Finance Manager of Petrobras. He was previously an effective member of the Board of Directors of Liquigás Distribuidora S.A. and Bank Market Coordinator, Domestic Capital Market Coordinator and Export Credit Agency Coordinator of Petrobras. Mr. Daniel Pereira holds a graduate degree in Economics from Universidade Federal do Rio de Janeiro (UFRJ), a bachelor’s degree in Law from Universidade do Estado do Rio de Janeiro (UERJ) and a Master’s degree in Industrial Economics from Universidade Federal do Rio de Janeiro (UFRJ).

Laura Maniero Gadelho. Ms. Laura Maniero Gadelho was elected as an alternate member of the Company’s Board of Directors on April 13, 2021, and she has been appointed by the shareholder Novonor S.A.. Ms. Laura Maniero Gadelho is currently a lawyer in the corporate area of Novonor S.A., a position she has held since April/2016, having previously worked at Odebrecht Properties (January/2013 to April/2016) as a lawyer in the corporate and business areas. She also worked as a senior lawyer in the litigation and arbitration department at Lefosse Advogados/Linklaters LLP (October/2007 to January/2013), in São Paulo and New York, as a trainee and lawyer in the litigation and arbitration department at Dourado Fialdini Penna Tilkian Advogados Associados (November/2005 to October/2007) and as a trainee in the administrative law department at Tojal Teixeira Ferreira Serrano e Renault Advogados (May/2005 to November/2005). Ms. Laura Maniero Gadelho has a law degree from Universidade de São Paulo (USP) (2002 to 2006), a Continuing Education Course in Arbitration from Escola de Direito da Fundação Getúlio Vargas - FGV (2008) and an LL.M. (Master of Laws) from Columbia University School of Law (August/2010 to May/2011), having also participated in the International Commercial Arbitration Association and the Latin American Association of Business Law.

Guilherme Simões de Abreu. Mr. Guilherme Simões de Abreu was elected as an alternate member of Braskem’s Board of Directors on May 29, 2020, and he has been appointed by shareholder Novonor. He currently holds the position of Responsible for People, Communication and Organization at Novonor S.A., since January 2020. From June 2018 to December 2019, he held the position of Executive Secretary of the Board of Directors of Novonor S.A. From 2013 to March 2017, he was Manager of Novonor, for People and Organization matters.

Marco Antonio Zacarias. Mr. Marcos Antonio Zacarias was elected as an alternate member of the Company’s Board of Directors on April 19, 2022. He has been appointed by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Marcos Antonio is the Legal Representant and Operation and Commercialization Manager at Petrobras Colombia Combustíveis S.A. since August 3, 2022, and has been CEO of Petrobras Uruguay S.A. de lnversión and of Petrobras Uruguay Servicios y Operaciones S.A, since March 1, 2020 until November 22, 2022. He was CEO of Petrobras Uruguay Distribuición S.A. and Misurol S.A., from 03/01/2020 to 02/05/2021; Director of Petrobras Uruguay S.A. de lnversión, Vice President of Petrobras Uruguay Distribuición S.A., Vice President of Mirusol S.A., and Vice President of Petrobras Uruguay Servicios y Operaciones S.A., from 01/01/2018 to 02/29/2020; Vice President of Distribuidora de Gas Montevideo S.A. and Director of Conecta S.A., from 01/02/2019 until 09/30/2019; General Manager of Company Management and Benefits, from 2016 until 2017, General Manager of Financial Management, in 2016, Executive Manager of Corporate Finance, from 2015 until 2016, General Manager of Financial Management, from 2006 until 2015, Manager of Subsidiary Coordination, from 2005 until 2006, Accounting Manager of International Business, from 2000 until 2005, at Petrobras - Petróleo Brasileiro S.A.; Financial Control Manager, at Petrobras lnternacional S.A. - Braspetro, from 1999 to 2000; and Financial and Administrative Manager, at Petrobras Colombia, from 1995 to 1999. He worked at Amil Assistência Médica lnternacional Ltda., at Cobra Computadores S.A., at Banco Mercantil de São Paulo S.A. and at the Ministério da Aeronáutica during his mandatory military service. He graduated in Accountancy from the Universidade do Estado do Rio de Janeiro in 1987. He holds an MBA in Business, Controlling, Auditing and Accounting from Fundação GetúÍio Vargas, in 1994; an MBA in Accounting Management from the University of São Paulo, in 2005; an Advanced Management Program from INSEAD Business School, Fontainebleau, France, in 2008; and an Advanced International Program in Oil and Gas Financial Management from the University of Texas at Dallas, USA, in 1997.

Lineu Fachin Leonardo. Mr. Lineu Fachin Leonardo was elected as an alternate member of the Company's Board of Directors on April 19, 2022. He has been appointed by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Lineu Fachin has been The Head of Development, Career and Leadership at Petrobras - Petróleo Brasileiro S.A., since September 2020. He has held several leadership positions at Petrobras in the last 10 years, and has also worked at a company controlled by Petrobras in the Human Resources area. Among the managerial experiences at Petrobras, the highlights are the conduction of Career, Succession and Performance, Development, and Organizational Learning topics, in addition to having acted as International HR manager at Petrobras. At Transpetro (Petrobras Transporte S.A.) he was in charge of Career, Remuneration, Performance, and Labor and Union Relations during his time at the company. Before working for Petrobras, he worked in the education business, having implemented distance learning courses at Universidade Norte do Paraná. He holds a Bachelor's degree in Business Administration from the State University of Londrina (1999-2003), and a degree in Tourism and Hospitality from the University of Northern Paraná (1999-2003). He holds a Specialization in International Relations from Universidade Candido Mendes (2007-2008); Specialization in People Management from IBMEC (2008-2009). He holds a Master in Administration - Business Management, from Fundação Getúlio Vargas/RJ (2019-2020). He has also international executive training abroad at schools such as INSEAD - Institut Européen d'Administration des Affaires, Center for Creative Leadership, Kellogg School of Management, TIAS Business School and Rutgers Business School.

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

The members of our board of executive officers are elected by our board of directors for a three-year terms unified terms and are eligible for reelection. The current term of all of our executive officers ends at the first board of directors meeting held immediately after our annual shareholders’ meeting to be held in 2021. Our board of directors may remove any executive officer from office at any time with or without cause. Company’s by-laws do not require the members of our board of directors to be a resident in Brazil or become our shareholders. Our board of executive officers holds meetings when called by our chief executive officer.

The following table lists the current members of our board of executive officers as of the date of this annual report:

Name	Year of First Appointment	Position Held	Age
Roberto Bischoff	2023	Chief Executive Officer	67
Pedro van Langendonck Teixeira de Freitas	2016	Chief Financial Officer and Head of Procurement and Institutional Relation	47
Edison Terra Filho	2017	Executive Officer and Head of the Olefins & Polyolefins South America	51
Marcelo Arantes de Carvalho	2015	Executive Officer and Head of People, Communication, Marketing and Sustainable Development	54
Marcelo de Oliveira Cerqueira	2013	Executive Officer and Head of Brazil Manufacturing and Global Industrial Operations	57
Daniel Sales Corrêa	2020	Executive Officer and Head of Investments & Digital Technologies	55

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers:

Roberto Bischoff. Mr. Roberto Bischoff is the current Chief Executive Officer of Braskem elected on January 1, 2023. Mr. Bischoff was the business leader of Ocyan S.A from 2019 until 2022. He was, from 2017 to 2019, the global head of business support for HSE, industrial excellence, energy, automation, procurement, projects & processes, and knowledge management at Braskem. From 2010 to 2017, he was CEO of Braskem Idesa and he was Director of Vinyl Business at Braskem, from 2009 until 2010. He also acted as CEO of Ipiranga Petroquímica S.A., from 2007 to 2008; Director of International Project Development, from 2006 to 2007; Commercial Director of the Basic Input Unit, from 2005 to 2006; and Director of Raw Materials at Braskem, from 2003 to 2004. He was Chief of Mechanical Maintenance, Maintenance Manager, and Engineering and Procurement Manager (1984 to 1992) and Mechanical Engineer and Chief of Mechanical Maintenance (1979 to 1983) at Poliolefinas S.A. Mr. Bischoff is a Mechanical Engineer, Business Administrator, and Public Administrator, all of them degress from the Federal University of Rio Grande do Sul. He also holds a post-graduate degree in Materials Science from the Federal University of Rio Grande do Sul. He has a specialization in Maintenance Engineering (CEMANT) from the agreement Petrobras/UFRGS; MBA from SDE (now IBMEC) and specialization in Administration from INSEAD, in France.

Pedro Van Langendonck Teixeira de Freitas. Mr. Pedro van Langendonck Teixeira de Freitas was elected as the Company’s Financial and Investors Relations Officer on April 1, 2016 and was reelected on May 9, 2018 and on April 14, 2021. He is also currently responsible for Procurement and Institutional Relations. In this office, he globally leads the financial, investors relations, procurement and supplies and strategic planning areas, and coordinates the institutional relations in Brazil. In this context, he is responsible for the Company's management and financial management, for the innovation in the search for efficiency in the management processes and for the motivation of a high-performance team. From 2011 to 2016, he was responsible of Braskem's Corporate Strategy Management, elaborating the business plan and evaluating investments and M&A opportunities. Previously, he worked in strategy consulting, having participated in the definition of business and M&A strategies in various industries, including petrochemicals, agribusiness, consumer goods and pharmaceuticals. Mr. Pedro Freitas holds an Industrial Engineering degree from the Polytechnic School of Universidade de São Paulo USP, and an MBA from INSEAD.

Edison Terra Filho. Mr. Edison Terra Filho was elected as a member of the Company’s Executive Management on January 9, 2017, and was reelected on May 9, 2018 and on April 14, 2021 and he is currently responsible for the South America Olefinas & Poliolefinas Unit. Mr. Edison Terra joined Braskem in 2002, and he worked in the Marketing, Supply Chain and Exportation areas, as leader of the Polyethylene Business, Europe and Renewable, and of UNIB and quantiQ. Before working for Braskem, he worked nine years for Rhodia. Mr. Edison Terra holds a graduate degree in Production Engineering from the Polytechnic School of Universidade de São Paulo USP and a Master’s degree in Business Administration from EAESP-FGV/SP. He has also attended extension courses in Global Leadership in Wharton Business School and in Disruptive Technologies in Singularity University. He is executive president of INP (Instituto Nacional do Plástico) and officer of FIESP (Federação das Indústrias do Estado de São Paulo).

Marcelo de Oliveira Cerqueira. Mr. Marcelo de Oliveira Cerqueira has been appointed as a member of the Company’s Executive Management on May 6, 2015 and was reelected on May 9, 2018 and April 14, 2021 and he is currently the Executive Vice-President of Manufatura Brasil e Operações Industriais Globais. Mr. Cerqueira has more than 30 years of experience in the chemical and petrochemical industry. He has started his career in 1987 at Companhia Alcoolquímica Nacional and COPERBO (currently Arlanxeo). In 1989 he joined Companhia Petroquímica Camaçari, where he worked on Production, Logistics, Health, Safety and Environment – SSMA and Supplies areas. At Braskem, he has already worked as Responsible Person for the Vinyls Unit, Industrial Vinyls Officer and Production Manager of the PVC Unit of Alagoas and Bahia and responsible for the Chemicals and Vinyls Unit at Braskem. Mr. Marcelo Cerqueira holds a degree in Chemical Engineering from Universidade de Pernambuco and an MBA in Business Management from FGV, and he has attended the Global Leadership Program at Wharton Business School - University of Pennsylvania.

Marcelo Arantes de Carvalho. Mr. Marcelo Arantes de Carvalho was elected as a member of the Company’s Executive Management on May 6, 2015 and was reelected on May 9, 2018 and April 14, 2021 and he is currently the Responsible Person for People, Communication, Marketing and Press Relation of the Company, with 34 years of professional experience. He has acted in various large-sized companies and in several offices related to Human Resources. He started his career as an intern in Fiat Group in 1988, and then he worked at Celite S.A. from 1989 to 1991, in the Remuneration and Union Relations area. From 1991 to 1998, he worked as Human Resources Manager at Asea Brown Boveri Ltda., and then he joined Unilever to work as Human Resources Development Manager. In 2000 he became Human and Organizational Development Officer of Intelig Telecomunicações. Later, in 2005, he joined Reckitt Benckiser, where he remained until 2008 as Human Resources Officer. Between 2008 and 2010 he was the Human Resources Officer for Latin America at Fiat Group, after which he came to Braskem. Mr. Marcelo Arantes holds a degree in Business Administration from Faculdade de Ciências Gerenciais (UNA) and an Executive MBA from Dom Cabral Foundation (Fundação Dom Cabral), and he has attended the Global Leadership Program at Wharton Business School - University of Pennsylvania.

Daniel Sales Corrêa. Mr. Daniel Sales Corrêa was elected as a member of the Company’s Executive Management on August 6, 2020 and was reelected on April 14, 2021 and he is currently responsible for Investments and Digital Technologies. During the 26 years he worked for Petrobras in various refineries, and held offices in Engineering, Production, Process Optimization and Commercialization. At the company's headquarters, he has been operational efficiency general manager, including all refineries, and more recently he was the general manager of the company's refining, transport, and commercialization business restructuring programs, where he leaded initiatives to reposition Petrobras in the “Downstream” focused on the carve out of the refineries and terminals to be disinvested. During the period from 2019 to July 2020, he was also a member of the board of directors of Refinaria de Petróleo Riogranense S.A. – RPR. Mr. Daniel Corrêa holds a graduate degree in Electrical Engineering from Universidade Federal do Amazonas (UFAM), a postgraduate degree in Equipment Engineering and in Oil Refining Engineering from Universidade Petrobras, and in Quality and Productivity Management from FUCAPI/UFRGS, and an Executive MBA in Strategic Business Management from FIA/USP.

Board Committees

On June 22, 2022 our board of directors approved a revision of its internal rules, and between 2021 and 2022 also updated the board committees’ internal rules. Under these revised rules, our bylaws and the Braskem shareholders’ agreement, our board of directors has established four permanent committees and has the power to establish ad-hoc committees. Permanent committees must have at least three and no more than five members. Ad-hoc committees may be convened for a limited period to consider temporary issues and are dissolved when their purpose has been achieved or when the term established upon the creation of such committees expires. The number of members of the ad-hoc committees is defined upon the creation of such committees. An English translation of the internal rules of our board of directors and each of its committees is available on our investor relations website at www.braskem-ri.com.br.

We currently have the following four permanent committees: (1) the Finance and Investment Committee, (2) the People and Organization Committee, (3) the Strategy, Communication and ESG Committee and (4) the Statutory Compliance and Audit Committee. The duties of each permanent committee are established in their respective internal rules, all approved by our board of directors. The members of each permanent committee are appointed by the chairman of the board of directors, solely from among its members and alternate members, and the committee’s coordinators are appointed by the chairman of the board of directors. The members of the Statutory Compliance and Audit Committee are elected by the board of directors after being appointed by the chairman. Our board of directors does not delegate the power to take actions on behalf of our Company to the permanent committees; rather the role of the permanent committees is to examine certain matters to assist in deliberations under the board of directors’ responsibility, except the Statutory Compliance and Audit Committee which has certain specific duties.

Finance and Investment Committee

Our Finance and Investment Committee meets at least quarterly and has its duties fixed at its Internal Rule, such as: (1) to analyze existing policies relating to financial management, investments dividends, interest on equity and securities trading and guarantees, (2) analyze the constant risks in the Corporate Risk Matrix and the respective mitigation plans related to the topics within its competence, (3) to analyze opportunities related to financing and investment transactions that may improve our capital structure, (4) to analyze guidelines and protocols for our business planning execution cycle. Our Finance and Investment Committee is currently composed of Mr. João Pinheiro Nogueira Batista (coordinator), Mr. Héctor Nuñez, Mr. Marcelo Klujsza, and Mr. Rodrigo Montecchiari.

People and Organization Committee

Our People and Organization Committee conducts work meetings at least six times per year and has the following duties: (1) to evaluate new policies and review existing policies relating to people and organizational matters, (2) to analyze processes relating to identification, training, development and succession of executives for or in strategic positions, (3) to analyze processes relating to the determination of fixed and variable compensation for executives in strategic positions, and (4) to evaluate new policies and review existing policies relating the maintenance and strengthening of our corporate culture. Our People and Organization Committee is currently composed of Mr. Eduardo Leal Ferreira (coordinator), Mr. Guilherme Abreu and Mr. Roberto Faldini.

Strategy, Communication and ESG Committee

Our Strategy, Communication and ESG Committee conducts work meetings at least five times per year and has the following duties: (1) to evaluate determinations relating to the foundation of our business plan, (2) to evaluate the business direction being pursued to achieve objectives defined by our board of directors, (3) to evaluate new policies and review existing policies relating to the capital markets and social responsibility, (4) to evaluate our image projected to and perceived in the market and make recommendations to our board of directors to maintain or to redefine our social communications programs, and (5) to analyze guidelines and protocols for our business planning and execution cycle. Our Strategy, Communication and “ESG” Committee is currently composed of Mr. José Mauro da Cunha (coordinator), Mr. José Luis Vidal, and Ms. Juliana Sá Vieira Baiardi.

Statutory Compliance and Audit Committee

On July 30, 2021, our shareholders approved, at the Extraordinary General Meeting, the transformation of the Compliance Committee into the Statutory Compliance and Audit Committee, with the consequent amendment of the Bylaws to include this provision.

On November 9, 2021, our board of directors approved the formation of Braskem’s Statutory Compliance and Audit Committee (Comitê de Conformidade e Auditoria Estatutário, the “CCAE”), a permanent advisory body to our board of directors, in compliance with CVM Resolution No. 23/21 and the U.S. Sarbanes-Oxley Act of 2002 (the “SOX”), which allows us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, in accordance with our strategy to follow the best corporate governance practices. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

The Statutory Compliance and Audit Committee is a statutory committee which meets monthly and has five members, elected by the Board itself pursuant to the nomination made by the chairman of the Board (observed the specificities about external members highlighted below), being one of the nominees indicated as the coordinator of the Statutory Compliance and Audit Committee. The committee must have in its composition (i) three (3) independent members of the Company's Board of Directors, as defined in the Company's policies; and (ii) two (2) members that are not part of the Board of Directors (external members), which are independent members, pursuant to CVM Resolution No. 23 of 2021, and shall be chosen by said body among those indicated in a list to be submitted by the Chairman of the Board of Directors, prepared by a specialized company, with evidenced experience, provided that the indication of names by the shareholders not being allowed.

The main duties and objectives are to (1) evaluate internal controls, risk exposure and compliance with applicable laws and regulations, (2) monitor investigations related to ethics complaints, (3) analyze and periodically update the Compliance System Policy, the Anticorruption Policy and the Related Party Transactions Policy, (4) opine about the selection and dismissal of the our independent external auditors, (5) monitor the quality and integrity of the quarterly information, interim statements, and financial statements, (6) develop training programs for board members, senior managers and certain employees, and (7) evaluate, prior to the appreciation by the Board of Directors, the appropriateness of transactions subject to the approval of the Board of Directors between the Company and its related parties, as provided for in the Company’s Bylaws and in the Policy of Transactions with Related Parties of the Company, as well as to carry out the monitoring, including the respective evidences, jointly with the Management and the internal audit area. The detailing of the competencies of the Statutory Compliance and Audit Committee can be found in its Internal Rules. Our Statutory Compliance and Audit Committee is currently composed of Mr. Gesner Oliveira (coordinator), Mr. André Amaro, Mr. Charles Lenzi, Mr. José Écio Pereira da Costa Júnior (external member) and Ms. Maria Helena Pettersson (external member).

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

External Members

José Écio Pereira da Costa Junior. Mr. José Écio Pereira da Costa Junior was elected as an effective member of the Company’s Statutory Compliance and Audit Committee on November 9, 2021 and reelected on April 27, 2022 by the Company’s board of directors. He holds a graduate degree in Business Administration and Accounting Sciences. He entered the auditing career in 1974 at Arthur Andersen & Co and was promoted to International Partner in 1986 and later, in June 2002, became a partner at Deloitte Touche Tohmatsu in Brazil, remaining there until May 2007, when he retired. From October 1993 until May 2004 he was the managing partner responsible for the Curitiba office of these auditing and consulting firms. Founding partner of JEPereira Consultoria em Gestão de Negócios S/S, in January 2008, acting with emphasis on consultancies related to: strategic management, consultancy in the preparation of companies and their shareholders to act in the New Capital Market, besides acting as adviser in Audit Committees with the Boards of Public Companies. He was a member of the Board of Directors of GAFISA S.A. from June 2008 to April 2018 and Coordinator of the Audit Committee from June 2008 to April 2016, becoming a member of this Committee from then until April 2018. He also served as a Member of the Statutory Audit Committee of FIBRIA S.A. from April 2013 to March 2018, and was also Chairman of the Fiscal Council from December 2009 to March 2013. He served as Coordinator of the Audit Committee of VOTORANTIM INDUSTRIAL S.A - VID from June 2012 to June 2014 and served as Coordinator of the Audit Committee of VOTORANTIM METAIS S.A (currently NEXA S.A) from June 2014 to December 2017 and for VE VOTORANTIM ENERGIA S.A from June 2017 until February 2022. He served as Member of the Audit Committee of CESP S.A from April 2019 to April 2021. He also served as a member of the Board of Directors of Ouro Verde Locação e Serviço S.A in the period from October 2018 to June 2019. He also served as a member of the Board of Directors of BRMALLS S.A. (shopping center management company registered with the CVM - Novo Mercado) from April 2010 to April 2014. He also served as a member of the Board of Directors of Grupo NOSTER (privately-held company in the area of public transportation in Curitiba, and power generation) from January 2011 to September 2013. He serves as Coordinator of the Audit Committee of VOTORANTIM CIMENTOS S.A since October 2013 and at CITROSUCO S.A since December 2014. He serves as Coordinator of the Audit Committee since June 2014 at CBA – COMPANHIA BRASILEIRA DE ALUMÍNIO S.A.. He also serves as a member of the Audit Committee at Mobly S.A since June 2021. He has served as Coordinator of the Audit Committees of CITROSUCO S.A since December 2014 and at CBA - Companhia Brasileira de Aluminio and VE Votorantim Energia since June 2017. He also serves as a member of the Board of Directors of Princecampos Participações S.A., elected in April 2010 and as Chairman of the Fiscal Council at Demercado Investimentos S.A., elected in November 2020.

Maria Helena Pettersson was elected as an effective member of the Company’s Statutory Compliance and Audit Committee on November 9, 2021 and reelected on April 27, 2022. Ms. Maria Helena Pettersson has a bachelor's degree in Accounting and Business Administration with several improvement courses in finance, business management, internal controls, business and asset valuation etc. Board member and senior consultant with 40 years of experience in accounting, financial statements, corporate governance, internal and external financial reporting, internal controls, internal policy compliance, compliance with laws and regulations, risk governance and international accounting. She has served as an audit and consulting partner, coordinating services to large multinational companies, large Brazilian business groups, publicly traded companies in Brazil and SEC-listed companies, in various industries, such as media and entertainment, airlines, telecommunications, manufacturing, retail and trade, services, healthcare, among others. She is currently a member of the Advisory Board of CARLAB at Rutgers University, member of the Audit Committee of Tecnisa S.A., member of the Audit Committee of China Three Gorges Brasil Energia S.A. (CTG Brasil), member of the Board of Directors of U&M Mineração e Construção S.A., and member of the Fiscal Council of Confederação Brasileira de Rugby – CBRU and of the Audit Committtee of Associação Umane, both of which are not-for-profit entities. She provides independent consulting services in the areas of corporate governance and compliance for large companies, committee structuring at the Board level, preparation for M&A and IPO due diligence, and professionalization of the management of family-owned companies. She worked for nearly 30 years in independent auditing, led audits of financial statements for local and international purposes, and conducted large and complex consulting engagements, including IPOs, mergers, acquisitions and post-transaction integration, debt restructurings and judicial restructurings. She has experience in the areas of accounting and financial statements, corporate financial reporting, compliance with capital markets laws and regulations, financial planning, business valuation, risk management, internal and external auditing, and masters the Brazilian and international regulatory framework of the auditing profession, in addition to familiarity with global best practices in corporate governance.

Chief Compliance Officer

Our chief compliance officer, or CCO, has a full-line report directly to the Statutory Compliance and Audit Committee, and dotted-line report to the CEO of the company. Our CCO exercises independent judgment and acts in an impartial manner. Our CCO is responsible for developing a compliance system, assist the CEO in implementing the compliance system and continually monitor developments in this respect. Our CCO is also responsible for global activities involving Internal Audit, Corporate Risk Management, Internal Controls, Compliance and Data Protection.

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

The members of our fiscal council and theirs alternate members are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting, which will be held in 2023. Under the Brazilian Corporate Law, the fiscal council may not contain members who are members of our board of directors or of our board of executive officers or be employees of the Company or of its controlled companies or of companies from the same group, or spouses or relatives, up to third degree of relatives, of any member of our management. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been an officer or fiscal council member of another Brazilian Company for at least three years prior to election to our fiscal council. Holders of (1) preferred shares without voting rights, or with restricted vote, and (2) non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect, in a separate voting, one member and his or her respective alternate to the fiscal council.

The responsibilities of a fiscal council are established by the Brazilian Corporate Law. In accordance with the Brazilian Corporate Law, our fiscal council has the right and obligation to, among other things:

•	supervise, through any of its members, the actions of our managers and to verify the fulfillment of their duties;
•	give an opinion on the annual report of our management, including the supplementary information deemed necessary or useful for deliberation at a general meeting;
•	at least every three months examine the trial balance sheet and other financial statements periodically prepared by the company;
•	examine the accounts and financial statements for the financial year and give an opinion on them;
•	opine on any management proposals to be submitted to a vote of our shareholders related to:
o	changes in our share capital;
o	issuances of debentures or rights offerings entitling the holder to subscribe for equity securities;
o	distributions of dividends; and
o	transformation of our corporate form and any corporate restructuring, such as takeovers, mergers and spin-offs;
•	inform our management of any error, fraud or detected and suggest measures we should take in order to protect our primary interests. If our management fails to take the measures required to protect our interests, inform our shareholders at a shareholders’ meeting of these facts;
•	call general shareholders’ meetings if management delays the general shareholders’ meeting for more than one month and call special shareholders’ meetings in the event that important matters arise;

•	to attend the Board of Directors’ Meetings in which it must give an opinion on the subjects to be resolved upon the council;
•	to attend or be represented, by at least one of its members, in the Company’s General Meetings, answering the requests for information made by our Shareholders; and
•	to request that the Company’s Management, upon request of any of its members, provide clarifications or information about specific facts, provided that they are related to its supervisory duty, under the law and the Company’s Bylaws.

The following table lists the current members of our fiscal council:

Name	Year of First Appointment
Ismael Campos de Abreu	2003
Gilberto Braga	2015
Marcilio José Ribeiro Junior	2021
Carlos Henrique Vieira Candido da Silva	2022
Marcos Aurélio Pamplona da Silva	2022

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Ismael Campos de Abreu. Mr. Ismael Campos de Abreu was elected as an effective member of the Company’s Fiscal Council on April 29, 2003, and he has been appointed by the shareholder Novonor. Mr. Ismael Campos was reelected on April 19, 2022. Mr. Ismael Campos served as an Officer at Kieppe Participações e Administração Ltda. - Em recuperação judicial from April 2011 to May 2017. Between 1995 and March 2011 he served as Controller of Novonor. He was Manager of the tax consulting division of PricewaterhouseCoopers (1978/1985) and of Arthur Andersen (1989/1991). He was a partner at Performance Auditoria e Consultoria Empresarial (1992/1995). He was a member of the Board of Directors of Hospital Cardio Pulmonar and member of the Fiscal Council of several companies operating in the petrochemical sector. Mr. Ismael holds a degree in Accounting from Fundação Visconde de Cairú and a post-graduate degree in Economic Engineering from the Inter-American Development Center. Mr. Ismael Campos de Abreu does not hold a management position in any third sector organization.

Gilberto Braga. Mr. Gilberto Braga was elected as an effective member of the Company’s Fiscal Council on April 9, 2015, and he has been appointed by the shareholder Novonor. Mr. Gilberto Braga was reelected on April 19, 2022. Mr. Gilberto Braga is a business consultant in the areas of finance, capital markets, corporate, tax, forensics and forensic assistance, besides acting as fiscal council, management and audit committee member for publicly held companies and professional associations. He was a member of the CVM's Investment Funds Accounting Standards Advisory Committee, is a university and post-graduation professor of corporate governance at Fundação Dom Cabral, IBMEC, PUC and FGV, a commentator for Radio CBN, Radio Roquete Pinto in Rio de Janeiro and an article writer for the newspaper O Dia. He has a degree in Economics from UCAM Ipanema and Accounting from UGF, a post-graduate degree in Financial Administration from IAG-PUC Rio and a Master’s in Administration (Finance and Capital Markets) from IBMEC-Rio. He is a member of IBGC.

Marcílio José Ribeiro Júnior. Mr. Ribeiro was elected as an effective member of the Company’s Fiscal Council on April 13, 2021, and he has been appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Marcílio Ribeiro was reelected as an effective member on April 19, 2022, assuming the position of Chairman of the Fiscal Council. Currently, Mr. Marcílio acts in the Financial Department at Petrobras, having previously held other positions at the same company (since October 2006). He acted as Fiscal Director at METANOR - Metanol do Nordeste S.A. and at Stratura Asfaltos S.A. He has also worked at Queiroz Galvão Óleo e Gás S/A (currently Enauta Participações S.A.), as Controller; at Starfish Oil & Gas S.A., as Accounting Manager at Gaspart Gás Participações Ltda. (currently MITSUI Gás do Brasil) and at others companies, always in the accounting and financial departments. He holds a Bachelor's degree in Accounting Sciences from Universidade Federal do Rio de Janeiro (February/1993 - August/1997); an MBA in Economic and Financial Engineering from Universidade Federal Fluminense (September/2000 - November/2001); and an LL.M. in Corporate Law from IBMEC (March/2014 - February/2016). Marcilio Jose Ribeiro Jr. does not hold a management position in any third-sector organization.

Carlos Henrique. Mr. Carlos Henrique was elected as an effective member of the Company’s Fiscal Council on April 19, 2022, and he has been appointed by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Carlos Henrique has held the position of General Manager of Accounting Operations since 2020 at Petrobras, where he joined in 1990 as an accountant, having held various leadership and management positions in the technical accounting area. He acted as a member of the Fiscal Council of Ibiritermo S.A., from 2020 to 2022 and was a member of the Fiscal Council of Petrobras Logística de Exploração e Produção S.A. (2018-2020); Metanol do Nordeste S.A. (2014-2018); Companhia de Gás do Rio de Janeiro S.A. (2010 -2014), Companhia Paranaense de Gás (2006 - 2010) and Gás de Alagoas S.A. (2003-2006). He holds a bachelor's degree in accounting and a specialization degree in accounting, both from Universidade Federal do Rio de Janeiro, in addition to an Executive MBA in Business Management from PDG - Educational Programs for Executives.

Marcos Aurélio Pamplona da Silva. Mr. Marcos Aurélio Pamplona da Silva was elected as an effective member of the Company’s Fiscal Council on April 19, 2022, and he has been appointed by the minority shareholders. Mr. Marcos Aurélio Pamplona da Silva graduated in Law from UNIVALI (University of Vale do Itajaí) in December 2004. He was approved in the examination of the Santa Catarina Bar Association (OAB/SC) in January 2005 and he holds a postgraduate degree in Management Development from ESAG – 1997. He also holds a postgraduate degree in Labor and Social Security Law from the University of the South of Santa Catarina (UNISUL) in December 2008; a specialization course in Commercial Law from the University of Vale do Itajaí (UNIVALI) – (2010); certificate course for Administrators for Public Companies and Mixed Economy Societies of the State of Santa Catarina, by Fundação Escola de Governo SC – ENA (2021-2022). Mr. Marcos Aurélio Pamplona da Silva was also a regional commercial manager Florianópolis of the distributor Polipetro Comércio de Combustíveis Ltda (currently Alesat) (2003-2006); a director of Citizen Security of the Public Security Department of Santa Catarina (2007-2010); a general coordinator of the First State Conference on Public Security in the State of Santa Catarina – April, 2009 and a natural member of the First National Conference on Public Security (June, 2009). Mr. Marcos Aurélio was the personnel training and management officer at the Santa Catarina Public Security Department from April 2010 to December 2010. Mr. Marcos Aurélio Pamplona da Silva also worked as a manager of administrative litigation of the Social Security Institute of the State of Santa Catarina (2011-2018); a substitute legal director of the Social Security Institute of the State of Santa Catarina (2011-2018); a legal advisor of the Social Security Institute of the State of Santa Catarina (2019-2021); a legal consultant of Gaspart S/A; a legal consultant of Grupo TKW Transportes Ltda.. Mr. Marcos Aurélio is the CEO of the Kuerten e Pamplona Consultoria Empresarial Ltda since 1995 and has served as a consultant to several companies in the legal area. Mr. Marcos Aurélio Pamplona da Silva is the CEO of Gaspart Participações S/A, and a board member of Gaspart Participações S.A.

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

Compensation and Benefits

The aggregate compensation payable by us refers to compensation relating to each fiscal year to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities.

On April 19, 2022, at our annual general and extraordinary shareholders’ meeting, our shareholders approved the preliminary compensation amount to be payable to the members of our board of directors, our board of executive officers and the members of our fiscal council for the year 2022 in the aggregate amount of up to R$85.5 million.

The actual aggregate compensation to be paid relating to the fiscal year ended December 31, 2022, however, depends on certain personal and corporate goals and the final approval of our shareholders. The actual aggregate compensation relating to the fiscal year ended December 31, 2022 will be part of the management proposal for the annual shareholders meeting to be held on April 26, 2023.

The aggregate compensation for the years ended December 31, 2021, 2020 and 2019, was R$75.5 million net in 2021, R$67.5 million gross (R$56.3 million net) in 2020, and R$63.3 million (R$52.7 million net).

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

Amendments and Termination

Our board of directors may propose any amendments to the Incentive Plan and, in case necessary, submit such amendments for approval in an extraordinary general meeting. The Incentive Plan will remain in force until the delivery of the Restricted Shares granted pursuant to award agreements executed in the fifth year of the Plan.

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

Employees

The following table sets forth the number of our employees by geographic location at the end of each year indicated.

Number of Employees by Geographic Location	2022	2021	2020
State of Bahia	1,628	1,611	1,593
State of Rio Grande do Sul	1,567	1,545	1,528
State of São Paulo	2,226	2,114	2,027
State of Alagoas	672	646	554
State of Rio de Janeiro	398	390	384
Other Brazilian states	2	2	2
Brazil	6,493	6,278	6,088
United States	831	758	764
Germany	172	155	151
Mexico	959	939	831
Other countries	213	182	159
Total	8,668	8,312	7,993

Employees in Brazil

In Brazil, both employees and employers have the right to organize into unions. Employees belong to a specific “professional category” and employers constitute a specific “economic category” and they may be represented by a single union in a particular geographic area. Individual unions generally belong to statewide union federations, which in turn belong to nationwide union confederations. Braskem is part of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio de Janeiro, Rio Grande do Sul and São Paulo, and our employees are organized within the Petrochemicals Industries Workers’ Unions in each of these states. As of December 31, 2022, 25.1% of our employees in Brazil were union members.

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

Post-Employment Benefits

Vexty Defined Contribution Plan

The majority of our employees participate in the Vexty Pension Plan (former Odebrecht Previdência). We pay part of the monthly payments made by our employees to Vexty. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and are intended to provide its members with income upon retirement. In 2022, the number of active participants in Vexty was 6,391, and the contributions made by the sponsors in the year amounted to R$92.2 million.

Other Benefits in Brazil

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors in an insurance company. We pay most of the costs for these services, with a small monthly portion being paid by our employees. A small fee is also charged to our employees according to the use of some medical services (copayment system). In 2022, we spent R$121.3 million on this benefit.

Employees in the United States

The employees of Braskem America are not represented by any union, other than employees of Braskem America Neal, West Virginia plant. As of December 31, 2022, 7% of the employees were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expires on May 3, 2029.

Post-Employment Benefits in the United States

Braskem America administers a closed defined benefit pension plan. In 2022, there were 36 active participants, 32 employees with deferred benefits along with 101 employees receiving benefits as stated within the current year actuarial report. Due to the current funding levels of the pension plan, Braskem America was not required to contribute to the plan since 2020 plan year and, as a consequence, there were no additional cash contributions made in 2022. Additionally, there were no participant contributions in 2022.

Other Benefits in the United States

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.

Employees in Germany

Employees of Braskem Europe GmbH in Germany are not represented by any union. However, they are represented by local works councils (Betriebsrat).

Post-Employment Benefits in Germany

Pension Plan Germany

In October 2011, the obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition and for that pension plans Braskem has 62 active participants, 53 with deferred benefits and 9 receiving benefits.

In 2013, Braskem Europe implemented a new defined contribution pension plan. As of the date of this annual report, the plans have 172 participants, and no contributions were made by Braskem Europe or the participants in 2022 and 2021.

Other Benefits in Germany

Braskem GmbH offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

Pension plan Netherlands

In the Netherlands, Braskem started a pension plan in 2009 with Delta Lloyd in a defined contribution scheme. Participation is mandatory for locals that reside in NL. As of December 31, 2022, the plans had 12 participants (nine participants in 2021), and no contributions were made by the subsidiary or the participants in 2021 and 2020.

Other Benefits in the Netherlands

Braskem BV offers its employees the ability to participate in benefit plans, including pension, life and disability coverage, health insurance (by reimbursement).

Employees in Mexico

Post-Employment Benefits in Mexico

Braskem Idesa employees are granted a government retirement benefit plan when they retire or reach retirement age. On December 31, 2022, 965 employees of Braskem Idesa were active participants in this government retirement plan. In 2022, the contributions made by Braskem Idesa in the year amounted to R$4.4 million. During 2022 and 2021, there were no contributions from participants.

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

Performance-Based Employee Compensation Plan

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2022 and 2021, we provisioned the amounts of R$421.5 million and R$802.7 million, respectively, related to this program with respect to 9,273 employees and former employees, including our executive officers. The members of our board of directors do not participate in this program.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of December 31, 2022, we had a share capital of R$8,043,222,080.50 equal to 797,207,834 total shares (including treasury shares), consisting of 451,668,652 common shares, 345,060,392 class A preferred shares and 478,790 class B preferred shares. As of December 31, 2022, all of our authorized shares were issued, other than 665,408 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares as of February 28, 2023, by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Novonor	226,334,623	50.1	79,182,498	22.9	305,517,121	38.3
Petrobras	212,426,952	47.0	75,761,739	22.0	288,188,691	36.1
Other	12,907,077	2.9	190,116,155	55.1	203,502,022	25.6
All directors, fiscal council members, their alternates and executive officers as a group (35 persons)	898	*	370,260	*	371,158	*

(*)	Less than 1%

We currently have no management or employee option plans or management or employee options outstanding, we have only the Long-Term Incentive Plan described above. See “Item 6. Directors, Senior Management and Employees—Compensation—Long-Term Incentive Plan.”

On December 15, 2021, our shareholders Novonor and Petrobras sent us a joint communication, which we made public the following day, on December 16, 2021, regarding the progress of discussions for the potential sale of their equity interest in Braskem. In such communication, they informed us that they entered into an agreement on December 15, 2021 formalizing their commitment to take the measures necessary to: (i) sell the class A preferred shares of Braskem that they hold, directly or indirectly, in a secondary public offering; (ii) migrate the listing of our common shares to the Novo Mercado segment of the B3, including necessary corporate governance changes, which are subject to applicable corporate approvals at the appropriate time and the negotiation of a new shareholders’ agreement to conform rights and obligations set forth therein to such amended governance structure; and (iii) sell the remaining common shares that they hold, directly or indirectly, in a subsequent secondary public offering once the migration to the Novo Mercado segment is completed.

On January 14, 2022, we launched an offering of up to 154,886,547 class A preferred shares of Braskem S.A. to be sold by NSP Investimentos S.A. – Em Recuperação Judicial (Under Judicial Reorganization) and Petróleo Brasileiro S.A. – Petrobras, in a global offering that consisted of an international offering outside Brazil and a concurrent public offering in Brazil. On January 27, 2022, the global offering was cancelled. Despite the cancelation of the offering, our shareholders Novonor and Petrobras ratified their interest in resuming the offering in the future and taking all necessary measures to enable the migration of Braskem’s common shares to the Novo Mercado segment of the B3, as disclosed in the material fact notice made public on January 28, 2022.

On November 3, 2022, we received a correspondence from Novonor, informing that, due to the discussions and analysis currently underway relating to a possible transaction, it may be necessary for Braskem to interact with potential interested parties, for which Novonor asked for our support and for that of our officers. Novonor further informed that, at that moment, there was no exclusivity agreement with any interested party, no binding offer, and no definition or decision on the structure to be adopted or on any alternative related to the disposal process.

Shareholders’ Agreements

Braskem S.A. Shareholders’ Agreement

Novonor; NSP Inv.; Petrobras; and Petrobras Química S.A. – Petroquisa, or Petroquisa, with Braskem S.A. and BRK Investimentos Petroquímicos S.A., or BRK, as intervening parties, entered into a shareholders’ agreement, or Braskem S.A. Shareholders’ Agreement, effective February 8, 2010, which has a term of 35 years, as amended on September 21, 2018 and on December 15, 2021. The Braskem S.A. Shareholders’ Agreement superseded the shareholders’ agreement that formerly governed the relationship between Petrobras, Petroquisa, Novonor and Nordeste Química S.A. regarding our shares.

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

Under the Braskem S.A. Shareholders’ Agreement, Grupo Novonor is entitled to nominate our chief executive officer, and the parties to it shall make the members of the board of directors appointed by them vote to ratify the appointment made by Grupo Novonor. Our chief executive officer must choose our chief financial officer from among three nominees submitted by Grupo Novonor and the executive officer responsible for our investment and portfolio area from among three nominees submitted by Petrobras, whereas Grupo Novonor and Petrobras shall cause the members of the board of directors appointed by them to vote so as to ratify the choices made by the chief executive officer. Our chief executive officer has the power to nominate the other members of our board of executive officers. After being submitted to the People and Organization Committee for review and after these nominations, the officers will be elected at a board of directors’ meeting.

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

We have engaged in extensive transactions with our principal shareholders and their affiliates and we expect to continue to do so in the future. We also have commercial relationships with some of our affiliates and, as a result, record trade accounts receivable and current and long-term liabilities mainly from purchases and sales of goods and services at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. In addition, we have entered into financial and other transactions with our principal shareholders and their affiliates, including, among others, as a party to three shareholders’ agreements or memoranda of understanding with our shareholders. See “—Major Shreholders—Shareholders’ Agreements.”

The following summarizes the material transactions that we have entered into with our principal shareholders and their affiliates since January 1, 2022.

The Novonor Group (formerly called Odebrecht Group)

Industrial Maintenance, Operation and Loads Machines Maintenance Services

In February 2022, we entered into an electromechanical assembly service agreement for the investment to expand the production capacity of the ethylene-ethanol unit located in Trunfio, in the State of Rio Grande do Sul, with Tenenge, with a term from February 9, 2022 to July 31, 2023. The estimated amount of the agreement was R$120 million and, in January 2023, the service agreement was amended to increase the estimated amount to R$142.5 million. The aggregate amount of services purchased under this agreement was R$78.0 million in 2022.

Acquisition of Cetrel

In October 2012, we entered into an agreement with Cetrel for the purchase of 4 million cubic meters per year of recycled water by sites located in the Industrial Pole of Camaçari. The agreement expires in April 2028 and has a total value of R$120.0 million.

In March 2013, we entered into an agreement for the supply of industrial water with Distribuidora de Águas de Camaçari S.A, incorporated by Cetrel, a subsidiary of Novonor, formerly called Odebrecht. This agreement expires in March 2043 and has an estimated total value of R$2,250 million. The aggregate amount we purchased under this agreement was R$106.1 million in 2022.

In July 2016, we entered into a services agreement with Cetrel under which we appointed Cetrel as an exclusive service provider for the treatment of liquid effluents produced in our industrial units located at the Camaçari petrochemical complex. Such agreement was initially limited to the maximum amount of R$77.0 million and with a term until December 31, 2019, but it was amended in June 2020 to extend it to September 2020 and increase the maximum amount up to R$78.5 million. The aggregate amount of services we purchased under this agreement was R$15.4 million in 2020 and we had no services provided under this agreement.

In December 2017, we entered into a services agreement with Cetrel as a service provider for incineration of hazardous industrial waste produced in our industrial units located at the Camaçari/BA petrochemical complex. Service expenses under the agreement are capped at R$61 million, and the agreement expires in December 2020. The aggregate amount of services we purchased under this agreement was R$22.2 million in 2022.

Petrobras

Commercial Transactions with Petrobras

We have entered into the following supply contracts with Petrobras:

•	An agreement for the purchase and sale of a chain of refinery off gas that Quattor Química S.A. which was merged into Quattor Participações S.A., formerly known as Braskem Qpar, before it merged into us on December 1, 2014 and Petrobras entered into in January 2005. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Chemicals Operations that are Part of our Brazil Segment—Refinery Off Gas” for more information.
•	Five propylene supply agreements that Braskem Petroquímica (formerly known as Quattor Petroquímica, which was merged into our Company in November 2017) and Petrobras signed between September 1997 and February 2006. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Chemicals Operations that are Part of our Brazil Segment” for more information.
•	In October 2021, we entered into a purchase agreement with Petrobras for 108 kton per year of polymer-grade propylene from the Alberto Pasqualini Refinery (“REFAP”), with delivery to Braskem’s polypropylene industrial units, PP1 and PP2, located in Triunfo, Rio Grande do Sul. This agreement remained in force from November 1, 2021 to October 31, 2022. The maximum amount of the agreement was estimated at R$630.0 million. In the fiscal year ended December 31, 2022, the transactions amounted to R$460.0 million. The term of this agreement expired, and it was not renewed.
•	In December 2021, we entered into a purchase agreement with Petrobras for 220 kton per year of polymer-grade propylene from Refinaria Planalto de Paulínia (REPLAN), with delivery to Braskem’s PP3 industrial unit (“PP3”) in Paulínia, São Paulo. The agreement is in force from January 1, 2022 to May 3, 2028. The maximum amount of the agreement is estimated at R$8.1 billion for the purchase of propylene;
•	In December 2021, we entered into a purchase agreement with Petrobras for 120 kton per year and 40 kton per year of polymer-grade propylene from Refinaria Henrique Lage (REVAP), with delivery to Braskem’s PP3 and PP4 industrial units, respectively. This agreement is in force from January 1, 2022 to May 3, 2028 for the first 120 kton/year and from May 4, 2028 to June 30, 2029 for the remaining 40 kton/year. The maximum amount of the agreement is estimated at R$4.7 billion;
•	In December 2021, we entered into a purchase agreement with Petrobras for 150 kton per year of polymer-grade propylene from Refinaria Presidente Getúlio Vargas (REPAR), with delivery to Braskem’s PP3 and PP4 industrial units. The agreement is in force from January 1, 2022 to December 6, 2029. The maximum amount of the agreement is estimated at R$6.8 billion;
•	In December 2021, we entered into a purchase agreement with Petrobras for 100 kton per year of polymer-grade propylene from Refinaria Duque de Caxias (REDUC), with delivery to Braskem’s PP5 industrial unit (“PP5”) in Rio de Janeiro. The agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$2.4 billion for the purchase of propylene;

•	In December 2021, we entered into a purchase agreement with Petrobras for 140 kton/year of polymer-grade propylene from Refinaria Capuava (RECAP), with delivery to Braskem’s PP4 industrial unit (“PP4”) in Mauá, São Paulo. The agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$3.3 billion for the purchase of propylene.
•	We entered into an agreement with Petrocoque S.A. Indústria e Comércio in 2008 for the supply of steam, which was amended in September 2020 to extend its term until March 2021. In March 2021, the Company executed an amendment to extend the agreement with Petrocoque for the purchase of steam to be used as energy by polyethylene plants and it is valid until March 2024. The aggregate amount of this agreement, as amended, is R$433 million.
•	A two-year contract, entered into in November 2018, which was amended in June 2020 to extend the term of the agreement by 44 months, i.e. until June 2024, for logistics services related to feedstock discharge, storage and transportation in the TEDUT (Terminal Almirante Dutra), part of Southern Complex, between Braskem and Transpetro. The aggregate amount of services related to this contract was R$77.2 million in 2022.
•	A two-year contract, entered into in November 2018, which was amended in June 2020 to extend the term of the agreement by 62 months, i.e. until December 2025, for logistics services related to feedstock storage in the REFAP (Refinaria Alberto Pasqualini), part of the Southern Complex between Braskem and Petrobras. The aggregate amount of services related to this contract was R$34.9 million in 2022.
•	A two-year contract, entered into in November 2018, which was amended in June 2020 to extent the term of the agreement by 44 months, i.e. until June 2024, for storage tanks leasing and pipeline leasing related to feedstock storage in the Southern Complex between Transpetro and Braskem. The aggregate amount of services related to this contract in 2022 for pipeline leasing was R$17.1 million and storage tanks leasing was R$6.5 million, for a total amount of R$23.5 million.
•	In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal (“TEMADRE”), tank storage, product transportation via the pipeline “ORMADRE” that connects TEMADRE to the Landulfo Alves de Mararipe Refinery (“RLAM”), and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$203.3 million. In the fiscal year ended December 31, 2022, the transactions amounted to R$23.5 million.
•	In September 2019, we signed an amendment to our agreement with Gás de Alagoas S.A. (“Algás”) for the supply of natural gas to Braskem to extend the agreement for two years until December 31, 2021. In December 2020, we signed an amendment to our natural gas purchase agreement with Algás to increase the amount of gas to be supplied (“QDC”) from January to December 2021. The estimated aggregate amount throughout the term of the agreement, as amended, is R$770.0 million. In December 2021, the Company entered into the third amendment to the agreement with Algás for the supply of natural gas to Braskem units located in the state of Alagoas, via a local gas distribution pipeline. The agreement was extended until December 2024 by means of an amendment entered into in March 2022. The estimated value of the agreement, as amended, is R$1.5 billion. On July 2022, Gaspetro sold the equity stake it held in Algás and, upon which Algás ceased to be a related party.

•	In December 2019, we signed an amendment to our natural gas purchase agreement with Companhia de Gás da Bahia (“Bahiagás”), with a term from January to December 2020 and an additional amount of R$820.0 million relating to the amendment. On December 2020, we signed an amendment to our natural gas purchase agreement with Bahiagás, with a term from January to December 2021 and an additional amount of approximately R$482.4 million relating to the amendment. The estimated aggregate amount to be paid throughout the term of the agreement, as amended, is R$3.45 billion. The aggregate amount we purchased under this agreement was R$759.7 million in 2021. In December 2021, the Company entered into an amendment to the agreement governing the supply of natural gas by Bahiagás to Braskem, via local gas pipelines, effective until December 2022. The estimated amount of the agreement, as amended, is R$752 million. In July 2022, Gaspetro sold its equity interest in Bahiagás, upon which Bahiagás ceased to be a related party.
•	We entered into two agreements with Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) for the supply of natural gas (industrial and power generation). In December 2021, we entered into the first amendment to the agreement governing the supply of natural gas (industrial) by Sulgás to Braskem, via local gas pipeline, in force to March 2022. In March 2022, we signed a second amendment to the agreement governing the supply of natural gas (industrial) by Sulgás to us from April 2022 to June 2023. On September 2022, we signed a third amendment to increase the amount of gas to be supplied (“QDC”) from September to December 2022. The estimated maximum amount of the agreement, as amended, is R$270 million. In July 2022, Gaspetro and the State of Rio Grande do Sul sold the shareholder stake on Sulgás, and from that moment on, Sulgás is no longer related parties of us.
•	In June 2020, the Company entered into a naphtha supply agreement with Petrobras for 450 kton/year, from the Alberto Pasqualini Refinery (“REFAP”) to our unit in the State of Rio Grande do Sul. The term of the agreement is from December 23, 2020 to December 31, 2025. The estimated amount of the agreements is R$2.5 billion. In the fiscal year ended December 31, 2022, transactions under the agreements amounted R$3,145 million from the REFAP.
•	In June 2020, the Company entered into a sales option agreement for up to 2,850 kton/y of petrochemical naphtha to Petrobras with mandatory purchase by Braskem. The term of the agreement is from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$30 billion. In the year ended December 31, 2022, transactions under the agreement amounted to R$3,587 million.
•	In December 2020, the Company entered into a sale agreement with Petrobras for up to 2 million tons of petrochemical naphtha per year, for our industrial unit in the State of São Paulo. This term of the agreement is from December 23, 2020 to December 31, 2025. The estimated amount under the agreement is R$25 billion. In the year ended December 31, 2022, transactions under the agreement amounted to R$7,600 million.
•	In December 2020, the Company entered into an agreement with Petrobras to purchase ethane and propane to produce up to 580,000 tons of ethylene equivalent and sell up to 58.4 million Nm³ of hydrogen. The term of the agreement is from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$9.2 billion. In the year ended December 31, 2022, transactions under the agreement amounted to R$2,354 million. In December 2020, the Company entered into an agreement with Petrobras to purchase ethane and propane to produce up to 580,000 tons of ethylene equivalent and sell up to 58.4 million cubic meters (m³) of hydrogen. The term of the agreement is from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$9.2 billion. In the year ended December 31, 2022, transactions under the agreement amounted to R$2,354 million.

Other Related Party Transactions

Our Jointly Controlled Company

Refinaria de Petróleo Rio-grandense S.A. (“RPR”)

The revenue from the sale of gasoil, gasoline, blendstocks, fuel oil, BTE oil and solvents to RPR and from the purchase of turpentine from RPR was approved in 2020 for a total amount of R$845.0 million per year. Purchase and sales prices are determined on a spot basis. Additionally, in 2022, Braskem provided an aggregate of R$21.0 million of blendstocks and solvents to RPR.

Our Associated Companies

Borealis Brasil S.A.

In February 2020, we executed the fifth amendment to the polypropylene and polyethylene thermoplastic resins sales agreement with Borealis. The agreement has an estimated maximum amount of R$1,260.0 and is valid through December 2025. We recorded revenue to Borealis of R$303.1 million in 2022. We account for Borealis under the equity method of accounting.

Non-controlling shareholders of Braskem Idesa

As of December 31, 2022, we had R$2,498.1 million in outstanding indebtedness relating to a loan payable to the non-controlling shareholder of Braskem Idesa, maturing in December 2029 and accruing interest at 7% p.a., whose proceeds were used by Braskem Idesa to fund its construction project.

Related Party Transactions Policy

In December 2018, we adopted a related party transactions policy, or the Related Party Transactions Policy, which lays out the procedures for approving transactions with our controlling shareholder and shareholder that has Material Influence over Braskem, controlled entities and certain other parties. Pursuant to our bylaws and the Related Party Transactions Policy, (i) our Board of Directors is responsible for approving certain related party transactions and revisions to the Related Party Transactions Policy, (ii) our Compliance and Audit Committee is responsible for evaluating related party transactions prior to submission for approval to our Board of Directors, if applicable, as well as ensuring that the provisions contained in the Related Party Transactions Policy are observed by our other areas, and (iii) our Ethics Committee is responsible for evaluating related party transactions that do not require approval by our Board of Directors. Pursuant to this policy, we have, and may in the future, engage in transactions with our controlling shareholder and shareholder that has Material Influence over Braskem or controlled entities with respect to our services or products, or other related party transactions, as defined in our Related Party Transactions Policy.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

We are currently a party to numerous tax, civil and labor disputes, among others, involving monetary claims arising in the normal course of our business. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations or financial condition would be materially and adversely affected.

We establish provisions for probable and reasonable estimable losses, which we may incur in connection with pending proceedings.

Tax Proceedings

We are a party to several legal proceedings with tax authorities for which we have established provisions in an aggregate amount of R$735.9 million as of December 31, 2022 related to tax claims for which our outside legal counsel considers that the likelihood of loss is probable. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions, since there is no trigger in accordance to IAS 37 to record such provisions. The aggregate amount of tax contingency proceedings was R$18,270.7 million as of December 31, 2022, with respect to which our management believes, based on the opinion of our outside legal counsel, that the risk of loss is possible.

IR/CSLL Tax Assessment Notices:

a)	Charges with goodwill amortization: in 2013, 2014 and 2017, we received tax assessment notices from the Brazilian Federal Revenue Service claiming that the amortization of the goodwill, from 2007 to 2013, recorded in 2002 in connection with the purchase of shares of certain companies related to the formation of Braskem was not deductible for purposes of calculating our income tax. On December 31, 2022, the updated contingency was estimated at R$1.1 billion.

These administrative proceedings are expected to be concluded by 2025, while the current court proceeding is expected to be concluded by 2030.

We offered a performance bond that covers the total amount involved in the court proceedings.

b)	Unlimited offsetting: in December 2009 and March 2017, we received tax deficiency notices from the Brazilian Federal Revenue Service claiming that the methodology used to offset tax losses and tax loss carryforwards failed to observe the limit of 30% of the taxable profit and social contribution calculation base when offsetting such liabilities with corporate income tax and social contribution liabilities in merger operations, respectively, in November 2007 and August 2013.

As of December 31, 2022, the updated value of the contingency amounted to R$461.7 million. The lawsuits are expected to be concluded by 2031.

We offered a performance bond that covers the total amount involved in the court proceeding.

c)	Commission expenses: in December 2017, we received a tax deficiency notice from the Brazilian Federal Revenue Service arising from: (i) the disallowance of commission expenses paid by Braskem in 2011; (ii) the disallowance of commission expenses paid by Braskem Inc. in 2013 and 2014; (iii) lack of payment of withholding income tax (“IRRF”) on the payments referred to in the previous item; and (iv) the disallowance of advertising expenses incurred in 2013.

As of December 31, 2022, the updated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards in the tax deficiency notice was R$153.4 million.

This administrative proceeding is expected to be concluded by 2024.

d)	Exchange variation on naphtha imports: in 2017 and 2020, we received tax assessment notices from the Brazilian Federal Revenue Service claiming unpaid income tax in connection with exchange variation losses recorded by Braskem in the elapsed time between the due date of naphtha import invoices and their payments. The Brazilian Federal Revenue Service considered that these losses, recorded in 2012 and in 2015, respectively, were not deductible. We challenged this assessment notice because: (i) the use of trading companies in import operations is regular; (ii) exchange variation expense is ancillary to the principal and, therefore, deductible; (iii) the fluctuation of exchange rates is not predictable; (iv) there are mistakes in determining the profit margin of the subsidiary and (v) the 150% qualified fine is unjustified.

As of December 31, 2022, the amount relating to this uncertain tax treatment was R$1.2 billion, including fiscal years already filed and not yet filed. The administrative proceedings are expected to be concluded by 2026.

e)	Negative Balance – Offset: from 2003 to 2019, we received notifications from the Brazilian Federal Revenue Service rejecting compensatory statements aimed at the discharge of federal taxes with credits arising from negative balance of income tax (IR/CSL). As of December 31, 2022, the updated value of the taxes whose offset was not approved amounted to R$175.6 million.

These administrative proceedings are expected to be concluded by 2024, while the lawsuits are expected to be concluded by 2030. We offered a performance bond that covers the total amount involved in the current court proceedings.

f)	Foreign earned income – Braskem Netherlands: in 2020, we received a deficiency notice from the Brazilian Federal Revenue Service, referring to fiscal years 2015 and 2016, stating its disagreement with applying the agreement between Brazil and the Netherlands to avoid double taxation, which establishes that Dutch companies’ profits may be taxed in Brazil.

On December 31, 2022, the amount of this uncertain tax treatment was R$10.6 billion, including fiscal years already filed and not yet filed. The administrative proceeding is expected to be concluded by 2026.

ICMS Tax Assessment Notices:

a)	ICMS: from 1999 to 2022, the internal revenue service of the States of Bahia, Alagoas, Pernambuco, São Paulo, Rio Grande do Sul and Rio de Janeiro issued tax assessment notices against Braskem claiming unpaid ICMS taxes in connection with several alleged violations of certain provisions of the ICMS tax legislation, including, among others:
•	ICMS credit on the acquisition of assets that are considered by the tax authority as being for use and consumption, which as such do not produce a right to the credit because they are not physically part of the end product;
•	ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the tax authority as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.;
•	internal transfer of finished products for an amount lower than the production cost;
•	omission of the entry or shipment of goods based on physical count of inventories;
•	lack of evidence of exports of goods with shipment presumably taxed for the domestic market;
•	non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;
•	fines for the failure to register invoices; and
•	nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market of the Electric Power Trading Chamber.

As of December 31, 2022, the updated value of these proceedings was R$767.5 million.

These administrative proceedings are expected to be concluded by 2027, while the court proceedings are expected to be concluded by 2031. We offered performance bonds that cover the total amount involved in the current court proceedings.

b)	ICMS tax on interstate purchases: in 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of the following alleged violations:
•	undue use of tax credits in the amount of R$58.2 million, due to the recording of credits indicated in the invoices for the sale of certain products, issued by Acrinor Acrilonitrila do Nordeste S.A. and Proquigel Química S.A., since the products were to be exported, and were therefore exempt from payment of ICMS tax;
•	the fine for the abovementioned tax offense corresponds to 100% of the principal value recorded;
•	fine in the amount of 30% on R$480.4 million, which corresponds to the sum of the amounts indicated in tax documents whose outflow of goods was not identified by the tax authority; and
•	fine due to lack of presentation of tax documents requested.

After ending the discussions at the administrative level, with the partial reduction in contingency, we filed lawsuits to continue the discussion, which were guaranteed by a judicial bond. On December 31, 2022, the balance of this provision was R$329.1 million. Our management, based on its assessment and that of our outside legal counsel, estimates the legal procedures will conclude in 2026.

c)	Credit reversal on output with tax deferral: in July and December 2020, we were notified, by the State of Alagoas, of the lack of ICMS tax payment arising from the alleged lack of reversal of the tax credited in operations prior to outflows with tax deferral. On December 31, 2022, the value of these cases was R$639.4 million. The administrative proceedings are expected to be concluded by 2025.

PIS and COFINS Non-Cumulative Tax Assessment Notices:

a)	In 2006, from 2010 to 2015, and from 2017 to 2022 we received tax assessment notices from the Brazilian Federal Revenue Service alleging that we had inappropriately claimed certain PIS and COFINS credits in relation to: (1) charges for electricity transmission; (2) freight related to the storage of finished goods; (3) credits claimed at inappropriate times, relating to various acquisitions; (4) fixed assets; and (5) Prodesin. We challenged these assessment notices because we believe that there are reasonable grounds on which we can successfully defend against these assessments. As of December 31, 2022, the amount under discussion was R$1.4 billion, including interest and fines. We believe that a loss of these claims is possible, and our outside legal counsel expects that the administrative discussions will end in 2026 and the judicial discussion will end in 2032. We had made no provision with respect to these claims and there is no deposit or guarantee related to the administrative proceedings. We offered guarantees in the amount of the judicial proceedings.

b)	From 2010 to 2012, and from 2017 to 2022 we received tax assessment notices from the Brazilian Federal Revenue Service rejecting the compensation of PIS and COFINS credits in the years 2005 to 2010 and in the period from 2012 to 2018 for the following reasons: (1) the amount of the credits informed in the compensation files were greater than the amount informed in the PIS and COFINS declaration (DACON); (2) freight expenses not linked to sales operations or without a proven connection, link to the national territory, but related to imported products; (3) credits relating to the acquisition of fixed assets from incorporated companies whose documentation was not found; and (4) taxation of taxable revenues erroneously classified as exempt, at zero rate or not taxed.

As of December 31, 2022, the balance of this provision was R$212.2 million. Our management, based on its assessment and that of our outside legal counsel, estimates that the administrative procedures will be concluded by 2026.

PIS and COFINS Tax Assessment Notices:

a)	PIS and COFINS taxes: in 2004, 2007, 2009 and 2010 we were involved in several judicial proceedings related to the payment of PIS and COFINS, including (1) unpaid COFINS from March 1999 to December 2000, February 2001 to March 2002, May 2002 to July 2002 and during September 2002, (2) inappropriately claimed credits due to the additional 1% in the COFINS rate; and (3) undue compensation of PIS and COFINS debts with PIS credits (Decree-Law Nos. 2,445 and 2,449) which were considered to have expired by the tax authorities. We challenged these assessment notices because we believe that there are reasonable grounds on which we can successfully defend against these assessments. As of December 31, 2022, the amount under discussion was R$ 80.0 million including interest and fines. We believe that a loss of these claims is possible and our outside legal counsel expects the cases will end by 2030. We had established related provisions in the amount of R$69.6 million. We offered a guarantee in the amount of the judicial litigations.

b)	Taxation of liability reductions settled in connection with the installment plan under Provisional Executive Order No. 470/2009: in 2014, we received a tax assessment notice from the Brazilian Federal Revenue Service claiming that the fines and interest exonerations afforded in installments of the Provisional Measure No. 470/09 are taxable. We had challenged this assessment notice because we believed that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities, especially because exonerations are not taxable income and, even if they were financial income, at the time, they were taxed at zero rate. We received notice for not applying to PIS and COFINS taxes the reductions for fines and interest, in view of the adoption of the installment plan offered by the Brazilian federal government under Provisional Measure No. 470/2009.

In March 2023, the court of last resort (the Superior Chamber of the Tax Resources Administrative Board) ruled in our favor, cancelling the full collection. Our management, based on its assessment and that of our outside legal counsel, understands that an appeal from the Brazilian federal government is not applicable and, hence, the probability of loss was changed from possible to remote. We are awaiting the publication of such decision.

On December 31, 2022, the updated value of this proceeding was R$966.6 million.

a)	PIS and COFINS sundry: in 2004, 2011 and 2016: we and our affiliates were involved in several lawsuits related to PIS and COFINS assessments in the judicial courts, which discuss the alleged undue offsetting of credits arising from other proceedings, including: (i) income tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees – Federal Laws Nos. 2,445 and 2,449; and (v) the COFINS tax arising from the undue payment or payment in excess.

As of December 31, 2022, the updated amounts involved in these assessments was R$136.3 million. These judicial proceedings are expected to be concluded by 2025. We offered guarantees that cover the total amount involved in the court proceedings.

b)	PIS and COFINS: Cide-Fuels Tax Offset: in 2014 and 2018 we were involved in lawsuits claiming PIS and COFINS tax liabilities arising from their offset using Cide-Fuels tax credits, as authorized under Federal Law No.10,336/2001.

As of December 31, 2022, the updated value of these lawsuits was R$123 million. The lawsuits are expected to be concluded by 2030. We offered a performance bond that covers the total amount involved in the court proceedings.

c)	From 2015 to 2022, we received tax assessment notices from the Brazilian Federal Revenue Service imposing isolated fines due to the use of credits of: (i) non-cumulative PIS/COFINS; (ii) negative Balance of IRPJ/CSLL; (iii) REINTEGRA and (iv) other credits, offset and not homologated.

Exemption of IR/CSL on ICMS tax incentives and benefits

In October 2021, we obtained a preliminary injunction to exclude the ICMS tax incentives and benefits applicable to our operations, granted by the governments of the Brazilian States and the Federal District, from the income tax calculation base as from 2021. Since it is an uncertain tax treatment, as of December 31, 2021 it remained booked on the balance sheet as income taxes payable.

In August 2022, a judgment was rendered restricting relief only to presumed ICMS credits. Accordingly, the amount related to ICMS tax incentives and benefits was paid amounting to R$1,038.3 million.

Exclusion of inflation adjustment by Selic (economy’s basic interest rate) on undue tax payments from taxable income

In July 2010, we and companies merged into us in previous years filed lawsuits claiming exceptions from the levying of Brazilian income taxes (IR/CSL) on amounts they received as interest on late payment, since they do not represent any equity increase. On September 24, 2021, through Special Appeal No. 1,603,187, the Brazilian Supreme Court (STF) recognized the unconstitutionality of levying of IR/CSL on amounts updated by the Selic rate, received due to repetition of undue tax payments.

We benefited from this decision through a reduction in the amount of R$540 million in income taxes calculated until 2022 (R$501 million until 2021). In 2021, deferred tax assets amounting to R$68 million were recognized for the periods in which tax losses increased.

Other Fine Tax Assessment Notices

In October 2021, we obtained a preliminary injunction to exclude the ICMS tax incentives and benefits applicable to our operations, granted by the governments of Brazilian States and the Federal District, from the income tax calculation base as from 2021. Since it is an uncertain tax treatment, as of December 31, 2021, it remained booked on the balance sheet as income taxes payable. In August 2022, a judgment was rendered restricting relief only to presumed ICMS credits. Accordingly, the amount related to ICMS tax incentives and benefits was paid amounting to R$1,038.3 million.

We had challenged these assessment notices because we believed that there are reasonable grounds on which we can successfully defend against these assessments and in March 2023, when judging the leading cases on the matter (Extraordinary Appeal No. 796,939 and Direct Action for the Declaration of Unconstitutionality No. 4905), the Brazilian Supreme Court established the understanding that such fines are unconstitutional, which changes the probability of loss from possible to remote.

As of December 31, 2022, the updated value of these deficiency notices amounted to R$352.9 million.

Social Security Contributions – Hazardous Agents

We are a party to other proceedings, which claim payments of additional contribution for occupational environmental risk to fund the special retirement plan due to the alleged exposure of workers to hazardous agents: (i) (a) at the administrative level in the period from April 1999 to February 2006, jointly with a fine due to failure to declare the generating factor of the contribution to GFIP, and (b) in the period from January 2016 to July 2018; and (ii) at the judicial level, in the periods from November 2000 to January 2001 and November 2001 to June 2002.

On December 31, 2022, the adjusted amount of these proceedings was R$202.7 million.

The administrative proceedings are expected to be concluded by 2025, while the only current court proceeding is expected to be concluded by 2028. We pledged a performance bond that covers the total amount involved in the current court proceeding.

Contingent Assets

Contingent assets are potential assets whose existence will be confirmed by the occurrence or non-occurrence of uncertain future events that are not wholly within the Company’s control. Contingent assets are not recognized but are disclosed when it is more likely than not that an inflow of benefits from such assets will occur. However, when the inflow of benefits is virtually certain, an asset is recognized in the financial position statement because that asset is no longer considered contingent.

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

We obtained a favorable final and unappealable decision in the cases of the merged companies Alclor Química de Alagoas Ltda., Companhia Alagoas Industrial – Cinal, Companhia Petroquímica do Sul S.A. – Copesul and Trikem S. A., which are in the execution phase, discussing the amounts to be effectively returned. The cases of the merged companies Ipiranga Petroquímica S.A., Petroquímica Triunfo Ltda. and Quattor Química S.A are in the cognizance phase.

The term, form and amount to be realized are still uncertain, so it is not possible to determine the amount to be received and, for such reason, the asset does not meet the conditions to be recorded in the financial statements.

Class Action Proceedings

In July 2015, two putative class action lawsuits were filed against us and certain of our then-current and former officers and directors in the United States District Court for the Southern District of New York. The lawsuits were subsequently consolidated under the caption In re Braskem, S.A. Securities Litigation, No. 15-cv-5132. In November 2015, Boilermaker-Blacksmith National Pension Trust, the lead plaintiff, filed a consolidated class action complaint, which asserted claims under Section 10(b) and Section 20(a) of the Exchange Act, on behalf of a putative class of purchasers of our ADSs, from June 1, 2010 to March 11, 2015. In the complaint, the lead plaintiff alleged that the defendants made misrepresentations or omissions that inflated the price of our stock in violation of United States securities laws. We filed a motion to dismiss on July 6, 2016. On March 31, 2017, the court ruled on the motion to dismiss, granting it in part and denying it in part. The parties signed a proposed settlement agreement on September 14, 2017 and the U.S. court granted final approval to the settlement and entered a judgment to dismiss the action and discharge the claims of the class members on February 21, 2018. Under the terms of the settlement, we paid US$10 million (R$31.7 million) to resolve all claims of the settlement class consisting of purchasers of our ADSs during the period from July 15, 2010 through March 11, 2015, that arise out of or relate to the subject matter of the class action. We paid the settlement amount into an escrow account (which is subject to the jurisdiction of the Court) on October 2, 2017 and the Claims Administrator shall arrange its distribution after the entry by the court of a class distribution order. We have made no admission of any wrongdoing or liability as part of the settlement.

On August 25, 2020, a class action was filed against us and some of our current and former executives in the U.S. District Court for the District of New Jersey, on behalf of an alleged class of investors who acquired Braskem’s securities. The lawsuit was grounded in the Exchange Act, and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas.

On December 15, 2022, the parties entered into an agreement to settle the class action with a payment of US$3 million, which was made in January 2023. On December 20, 2022, as the first measure for approval of the agreement, the lead plaintiff filed a preliminary approval motion, and the U.S. District Court for the District of New Jersey is expected to follow the required procedure for the approval of the settlement agreement. The extinction of the class action is expected to be declared only after the final approval of the settlement agreement and after the obligations assumed by the parties to the settlement agreement are met.

We cannot reliably predict all of the costs related to solving this dispute. We may be named as a defendant in other similar legal actions. We may also be named as a defendant in other lawsuits.

Global Settlement

In the context of allegations of improper payments in connection with the so-called Operation Car Wash (Operação Lava Jato) in Brazil, we engaged independent expert firms to conduct an investigation into such allegations (the “Investigation”) and report their findings.

On December, 2016, Company entered into a leniency agreement with the the Federal Prosecutors’ Office (“MPF Agreement”) and the authorities of the United States and Switzerland (“Global Agreement”), in the approximate amount of US$957.0 million (approximately R$3.1 billion at the time), which were duly approved. Furthermore, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and Controllership (“CGU”) and the Attorney General (“AGU”), which culminated in the signing of a leniency agreement with said authorities on May 31, 2019 (“CGU/AGU Agreement” and, together with the Global Agreement, the “Agreements”), which deals with the same facts object of the Global Agreement and provides for an additional disbursement of R$409,877, due to calculations and parameters used by CGU and AGU. Additionally, in 2019, the Public Ministry of Bahia and the Public Ministry of Rio Grande do Sul joined the MPF Agreement, although there is no provision for additional payments by the Company.

AGU, CGU and MPF agreed to allocate most of the amounts received based on the Agreements for the reparation of victims of illicit acts, including other authorities and public entities, and to undertake actions with those third parties with which Braskem will start negotiations in relation to the facts object of the Agreements to avoid double reimbursement.

As of December 31, 2022, we had paid R$3.1 billion of the total fine established in the Global Settlement, in the following manner:

•	R$877.8 million to the AGU, CGU and MPF;
•	R$296.6 million to the DoJ;
•	R$407.3 million to the OAG;
•	R$1,282.5 million to the MPF; and
•	R$206.5 million to the SEC.

As of December 31, 2022, the outstanding amount of R$903.1 million (R$392.5 and R$510.7 as current and non-current liabilities, respectively) was due under the MPF Agreement and CGU/AGU Agreement, in four annual installments adjusted by the variation in the SELIC rate and due by January 30, 2025. To guarantee payment of these upcoming installments, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment. The Global Settlement does not prevent us from responding to any legitimate third party, which may seek indemnification against us from damages for the facts subject to the Global Settlement. Other authorities with jurisdiction over us may seek to impose monetary sanctions or fines on, or to initiate investigative proceedings against the Company.

We do not anticipate the requirement to make additional disbursements but cannot assure that the aggregate amount disbursed as a requirement pursuant to the agreement will be sufficient to cover indemnification claims of all of the victims.

We continue to cooperate with the governmental authorities and improving our governance and anti-corruption compliance practices. For three years, we were subject to external monitorship. The monitor assessed compliance with the Global Settlement, including the effectiveness of our internal controls, policies and procedures to reduce the risk of any anti-corruption violations.

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

We successfully completed all the activities related to CGU’s monitoring of the Company, and no pending issues involving the Company remained. The CGU will present the final monitoring report and prepare a final agreement. Moreover, the Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities.

We are in compliance with all obligations arising from the agreements mentioned above and we are cooperating with the public authorities from all jurisdictions.

Labor Proceedings

Employment and Occupational Health and Safety Proceedings

We have provisioned R$212.7 million, as of December 31, 2022, with respect to employment and occupational health and safety proceedings, relating to 472 labor proceedings, including cases of occupational health and safety (in 2021, there were 529 proceedings). Our outside legal counsel estimates that the time for completion of each of such proceedings in Brazil is more than five years. Estimates related to the completion of the proceedings and the possibility of future disbursement may change as a result of new decisions of higher courts.

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

Currently, this portfolio is comprised of 729 active cases (in 2021, there were 783 active cases), based on the opinion of our outside legal counsel, have a chance of loss classified as possible, representing as of December 31, 2022, an estimated aggregated disbursement of R$378.5 million.

Civil Proceedings

Resale of solvents

In January 2017, the Company became the defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is pending judgment.

As of December 31, 2022, the claims amounted to R$302.4 million.

Incentivized Preferred Shares

We are also currently subject to the liquidation of an award related to a lawsuit filed in 1988, which required Polialden Petroquímica S.A. (“Polialden”), a company merged into Braskem, to pay certain non-controlling shareholders that hold preferred shares in Polialden the distribution of the remaining net profit of the company.

The liquidation of the award aims to determine the value of the dividends to be paid in accordance with the terms of the decision. The process is awaiting the start of the expert evidence.

As of December 31, 2022, based on our management’s assessment and that of our outside legal counsel, the Company recorded a provision of R$21.1 million in connection with this lawsuit. The amount considered as possible loss is R$262.2 million, and the total amount of the lawsuit is R$283.3 million.

Hashimoto Civil Action

A civil class action was filed in June 2018 by the Public Prosecutor’s Office of the State of São Paulo against us and other companies that operate in the Capuava Petrochemical Complex, seeking the reparation and/or remediation of environmental damages supposedly arising from the emission of air pollutants, as well as a joint judgement against companies that comprise such complex, seeking environmental moral damages in in the inflation-adjusted amount of R$ 201.0 million. Braskem filed its defense in December 2020. The defense of the other defendants and the subsequent decision of the judge is pending. Our management, based on its assessment and that of our outside legal counsel, believes that the lawsuit will possibly be dismissed within a period of eight years.

Environmental

A public interest civil action was filed in September 2011 by the municipality of Ulianópolis, in the State of Pará, against Braskem and other companies, claiming reparation and/or remediation of environmental damages allegedly resulting from the delivery of waste to the company CBB, which were allegedly not disposed of properly, polluting an area of the municipality Ulianópolis, as well as joint and several liability of these companies for the payment of indemnification for environmental damage in the adjusted amount of R$363 million. The companies filed their reply and a decision is pending. Our management, based on the opinion of our outside legal counsel, believes that the lawsuit will be dismissed within a period of eight years.

Alagoas – Mining Activities

On April 2, 2019, we became aware that the Alagoas State Prosecutors’ Office (Ministério Público do Estado de Alagoas) and the State of Alagoas Public Defenders’ Office (Defensoria Pública do Estado de Alagoas) filed a lawsuit (public-interest civil action or civil public action or ação civil pública) claiming the payment of compensation for property and personal damages caused to buildings and residents of areas affected in the Pinheiro district and surroundings (“ACP of Residents”), in the minimum amount of R$6.7 billion, with an initial request for provisional measures to freeze Company’s assets in the same amount. The case was sent to the Federal Court, when the Federal Prosecutors’ Office (Ministério Público Federal) and the Federal Public Defenders’ Office (Defensoria Pública da União) joined as plaintiffs.

Parties to the ACP of Residents entered into a first agreement on January 3, 2020, to establish cooperative actions to vacate properties in risk areas, defined by the Civil Defense of Maceió, State of Alagoas, (“Civil Defense Map”), providing the necessary support to relocate people from those areas and provide financial compensation for them under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem. After updates of the Civil Defense Map, two legal instruments were signed by parties, in July and October 2020, to include properties in the PCF. On December 30, 2020, a second amendment to the agreement was signed to terminate the public-interest civil action (“Agreement for Compensation of Residents”), including the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region (as of December 31, 2022, the risk area encompasses a total of approximately 15,000 properties).

To implement the Agreement for Compensation of Residents, the Company assumed the obligation to deposit a total of R$2.7 billion (R$1.7 billion under the Agreement in a checking account, with minimum working capital of R$100 million, whose transactions will be verified by an external audit company and also agreed to create a technical group to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years and maintain a perfomance bond in the amount of R$1.2 billion. The Agreement for Compensation of Residents was ratified by Court on January 6, 2021 which resulted in the termination of ACP of Residents.

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

On July 25, 2019, we were informed of a public-interest civil action filed against us by the Labor Prosecutors’ Office of the State of Alagoas (Ministério Público do Trabalho do Estado de Alagoas or MPT-AL), requesting a compensation of R$3.6 billion for damages that workers affected by the geological event might have suffered and an injunctive relief to freeze the amount of R$2.5 billion (“ACP Labor”). Parties reached an agreement on February 14, 2020, to terminate the claim, with the commitment from Braskem to invest R$40.0 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in Maceió, in the state of Alagoas. Such program consists in constructing day care centers and schools, implementing vocational training programs and providing support to the Civil Defense authorities in hiring qualified personnel for continuing the process of monitoring the areas at risk in these districts. Braskem fulfilled its obligation on March 3, 2020, and the ACP Labor was terminated.

On July 29, 2019, we were notified of an individual claim filed by Construtora Humberto Lobo, a construction company, seeking the payment of approximately R$151 million for damages related to the termination of a property purchase contract celebrated with Braskem and allegedly due to the geological event. A previous decision, on July 4, 2019, had issued a freeze order of R$4.8 million from Braskem’s assets. On October 15, 2019, the Court partially decided the claim to determine the immediate payment of R$4.5 million to the plaintiff. Braskem’s appeal against such decisions awaits ruling by the Court of Appeal. The remaining part of the claim proceeds before Court to evidentiary stage (on December 31, 2022, it amounts to R$306 million).

On August 19, 2019, we became aware of the filing of another public-interest civil action by the Federal Prosecutors’ Office (Ministério Público Federal) against us and other parties, requesting indemnification for socio-environmental damages and other collectives damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets and profits not yet distributed, the set-up of a fund of R$3.1 billion for the benefit of social and environmental programs and emergency measures to be carried out, the posting of bonds in the amount of R$20.5 billion, the suspension of government financings and government incentives, as well as acceleration of existing indebtedness with BNDES (a federal development bank), among other obligations (“ACP Socio-environmental”). Parties reached an agreement to terminate the claim against Braskem on December 30, 2020 (“Agreement for Socio-environmental Remediation”).

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

Under the Agreement for Socio-environmental Remediation, the Company undertook the following measures:

•	with respect to the stabilization of the cavities and monitoring of the soil, the Company will continue with the implementation of the measures of the mine closure planning presented by Braskem to ANM and subject to its approval;
•	with respect to potential environmental impacts and damages resulting from the salt extraction activities in the city of Maceió a well-known expert and independent company was engaged to assess and recommend measures for repairment, mitigation or compensation of the environmental impacts that may be identified as a result of the salt extraction activities in the city of Maceió. After the completion of such study, the Company will implement and fund the potential measures recommended by such study with the previous accordance of the Federal Prosecutor’s Office (Ministério Público Federal); and
•	with respect to socio-urbanistic impacts and damages resulting from the salt extraction activities in the city of Maceió, the Company will allocate the total amount of R$1.28 billion to implement actions and measures in the vacated areas, and actions relating urban mobility and social compensation.

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

On November 14, 2019, as informed to the market, we submitted to the Brazilian National Mining Agency (Agência Nacional de Mineração, or “ANM”) a plan with measures to permanently end salt extraction activities in Maceió and close all of its wells, indicating actions based on a study conducted by the Institute of Geomechanics of Leipzig (IFG).

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

On February 2, 2021, we were notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos (CBTU), initially requesting only a preliminary injunction for maintaining the terms of the cooperation agreement previously signed by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to replace the stretch that passed through the risk area. On December 31, 2022, the updated value of this lawsuit was R$1.43 billion. Braskem entered into a memorandum of understanding with CBTU to seek a consensual solution and suspend the lawsuit during the negotiation period and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until June 2023.

On February 12, 2021, ANM granted our motion requesting that ANM reconsider its order directing the implementation of additional measures for the mine closure plan proposed by the Company. ANM’s decision maintained the implementation of the measures contemplated in the mine closure plan originally proposed by the Company. Lastly, considering that the mine closure plan is a dynamic process with complex execution, ANM will continue to oversee the results of the measures that are being taken by the Company for closing and monitoring the mine and, accordingly, further evaluations, requirements and provisions may be necessary in the future.

On November 9, 2021 we were notified of a Public-interest Civil Action filed by Federal Public Defenders’ Office (Defensoria Pública da União) against insurers linked to SFH, financial agents, the regulatory agency and Braskem, questioning the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds due to in the subsidence phenomenon. It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

Additionally, the Socio-Environmental Remediation Agreement provides for the potential adhesion by other parties, including the Municipality of Maceió. Also in the context of the understandings with authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court in Alagoas ratified the Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexais Area (the “Flexais Agreement”), entered into by Braskem and the MPF, the MPE, the DPU, and the Municipality of Maceió for the adoption of actions for requalification in the Flexais region, payment of compensation to the Municipality of Maceió and of indemnities to the residents of this location.

We have been making progress with local authorities with respect to other indemnification requests, resulting in advances in the understanding between the parties that may result in an agreement. Although future disbursements may occur as a result of progress in the negotiations, as of the date of this annual report, we are unable to predict the results and timeframe for concluding these negotiations or their possible scope, and the total associated costs in addition to those already provisioned.

On October 7, 2022 we entered into an greement for the implementation of socioeconomic measures for the requalification of the Flexais region (“Flexais Agreement”) with the Federal Prosecutors’ Office (“MPF”), State Prosecutors’ Office (“MPE”), the Federal Public Defender’s Office (“DPU”) and the Municipality of Maceió for the adoption of actions for the requalification of the Flexais region, compensation to the Municipality of Maceió and payment of indemnification to the residents of this region. On October 26, 2022, the 3rd Federal Circuit in the State of Alagoas ratified the Flexais Agreement.

In March 2023, a public-interest civil action was filed by the State of Alagoas Public Defenders’ Office (“DPE”) against the Company, the Brazilian federal government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of certain terms and conditions of the Flexais Agreement and requesting the inclusion of residents of the Flexais region who so choose, with the consequent reallocation of these residents and payment of compensation to such residents for moral and material damages. The amount attributed to this lawsuit is R$1.7 billion. Braskem has already presented an answer.

In March 2023, the State of Alagoas filed against us a lawsuit requesting compensation for alleged damages caused to the State. In addition, as a preliminary injunction, the State of Alagoas requested the cautionary blocking of R$1.1 billion in our bank accounts as a guarantee to indemnify for material and non-material damages allegedly suffered by the State. On April 19, 2023, this injunction relief request was accepted by the court, which ordered a cautionary blocking of approximately R$1.1 billion in our bank accounts. Upon presentation of a performance bond by us, on April 23, 2023, the Appellate Court suspended the effectiveness of the decision to block Braskem bank accounts, as previously issued by the Lower Court.

We cannot reliably predict the future developments of these matters or the expenses arising from them, including rates and costs in solving the disputes.

As of December 31, 2022, Braskem was a defendant in several individual claims, that, in aggregate, involved the amount of approximately R$1 billion, filed in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

For additional information, see “Item 8. Financial Information—Legal Proceedings—Alagoas—Mining Activities.”

Dividends and Dividend Policy

Payment of Dividends

When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporate Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ reslution establishes another payment date. If we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends, unless another record date is approved. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year. Pursuant to Brazilian Corporate Law, our by-laws and our dividend distribution policy, we have historically distributed annual dividends (except in years in which we have not had Adjusted Net Income or our management has informed the annual shareholders’ meeting that such payment is incompatible with our financial condition).

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares, class “A” preferred shares and “class B” preferred shares since January 1, 2020 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of their respective payment date.

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2021	May 2, 2022	1.7	1.7	—	0.33	0.33	—
2021	December 20, 2021	7.54	7.54	0.61	1.32	1.32	0.11

Before any allocation of dividends is made, 5% of Adjusted Net Income is allocated in accordance with Brazilian Corporate Law and our by-laws to the legal reserve, subject to the limits established in Brazilian Corporate Law. Our shareholders will be entitled to receive as mandatory dividend 25% of the Adjusted Net Income for the fiscal year, in accordance with Article 202 of Brazilian Corporate Law, except in a year in which our management has informed the annual shareholders’ meeting that such payment is incompatible with our financial condition, in which case such retained amount shall be allocated to a special reserve and distributed as soon as our financial condition permits unless it is absorbed by subsequent losses.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE. Our ADSs are traded under the symbol “BAK.” As of December 31, 2022, there were 21,434,660 ADSs outstanding, representing 42,869,320 class A preferred shares, or 12.4% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

Trading on the B3

Overview of the B3

In 2000, the Bolsa de Valores de São Paulo S.A. – BVSP (the São Paulo Stock Exchange), or BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BOVESPA was limited to these members brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BOVESPA, except for electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

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

Board of Directors

Under the Brazilian Corporate Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting; provided, however, that certain matters may only be approved by mutual agreement between the parties under the Braskem S.A. Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Braskem S.A. Shareholders’ Agreement.” The majority of the members of our board of directors are elected by Novonor. However, at least 20% of the members of our board of directors must be independent directors. In addition, any director appointed by a shareholder pursuant to a shareholder’s agreement is bound by the terms of such agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms. Our by-laws do not require the members of our board of directors to be a resident in Brazil or become our shareholders. Under our by-laws, the shareholders of our common shares approve the aggregate compensation payable to our directors, executive officers, and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.” Neither the Brazilian Corporate Law nor our by-laws establish any mandatory retirement age for our directors or executive officers.

Compliance

Our by-laws provide for a Compliance and Audit Committee comprised of: (i) three (3) independent members of our board of directors under the terms of the Company’s own policy; and (ii) two (2) members that are not also members of the board of directors, and who must be independent members, under the terms of CVM Resolution No. 23/21, or any other regulation that may replace it, and will be chosen by the board of directors among those nominees indicated on a list to be submitted by the Chairman of the board of directors, prepared by a specialized company with recognized experience. Shareholders are not allowed to nominate members. In addition, our compliance department, led by our Chief Compliance Officer, has a full-line report directly to the Compliance and Audit Committee and a dotted-line report to the CEO of our Company. See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Board Committees—Compliance Committee.”

Share Capital

Under the Brazilian Corporate Law and under our by-laws, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our class A preferred shares and class B preferred shares, may not exceed two thirds of total share capital. Each of our common shares entitles its holder to one vote at our shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation. Our class A preferred shares and class B preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Income” and “Item 8. Financial Information—Dividends and Dividend Policy—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

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

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in a newspaper designated by our shareholders with general circulation in Bahia, where we maintain our registered office. Recently enacted rules have made publication requirements more flexible and less onerous. As a general rule, on the first call of any meeting, the notice must be published no fewer than three times, beginning at least 21 calendar days prior to the scheduled meeting date. Due to certain remote voting requirements, we convene our annual shareholders’ meetings at least 30 days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our by-laws, a description of the subject matter of the proposed amendment.

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

Material Contracts

We have not entered into any material contracts, other than those described elsewhere in this annual report or entered into in the ordinary course of business. For additional information about material agreements that we have recently entered into, please see “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “—Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Foreign Direct Investment and Portfolio Investment

Investors (individuals, legal entities, mutual funds, and other collective investment entities) domiciled, residing or headquartered outside Brazil may register their investments in our capital stock as foreign portfolio investments under Annex I of Resolution No. 4,373 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Annex I of Resolution No. 4,373 or Law No. 4,131 generally enables the conversion of dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and the remittance of such amounts outside Brazil.

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

As a rule, gains realized as a result of a disposition or sale of class A preferred shares are determined by the positive difference between the amount realized on the disposition or sale of the relevant class A preferred shares and their acquisition cost.

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

The deposit of class A preferred shares in exchange for ADSs is not subject to Brazilian tax, provided that these shares are held by the non-resident holder as a foreign portfolio investment under Resolution No. 4,373/14. In the event our class A preferred shares are held by the non-resident holder as a foreign direct investment under Law No. 4,131/62, the deposit of these shares in exchange for ADSs is subject to payment of Brazilian capital gains tax at the progressive rate of 15% to 22.5% (25% in the case of a non-resident holder located in a Low or Nil Tax Jurisdiction).

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

The statutory definition of a Low or Nil Tax Jurisdiction for the purpose of income taxation on gains should differ depending on whether the holder is a 4,373 Holder. In the case of a 4,373 Holder, the definition of Low or Nil Tax Jurisdiction should not comprise jurisdictions where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment (ultimate beneficial ownership – UBO). However, the list provided for in Normative Ruling No. 1,037/10 does not seem to differ the Low or Nil Tax Jurisdiction definition for the purposes of 4,373 Holders.

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

As of December 29, 2022 the Provisional Measure No. 1,152 had entered into force to establish that countries and jurisdictions considered as Low or Nil Tax Jurisdictions are the ones that do not tax income or tax income at a maximum rate lower than 17%. The change from 20% to 17% will be considered a definitive change in Brazilian law as from April 2, 2023, in case the Provisional Measure No. 1,152 is converted into law. Otherwise, such change would be effective only for the period during which the Provisional Measure was in force.

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

A non-Brazilian holder of class A preferred shares may experience delays in effecting the registration of registered capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See “—Exchange Controls” and “Item 3. D Risk Factors—Risks Relating to Our Equity and Debt Securities.”

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

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our class A preferred shares or the ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. In the case of a partnership or a partner of a partnership holding class A preferred shares or the ADSs, the recommendation is to consult a tax advisor.

This discussion is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of class A preferred shares or the ADSs. Tax advisors should be consulted regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of class A preferred shares or the ADSs, as well as the consequences arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

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

Taxation of Dividends

In general, the gross amount of a distribution made with respect to a class A preferred share or ADS (which for this purpose shall include any amounts withheld in respect of Brazilian taxes and any distribution of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will, to the extent made from the current or accumulated earnings and profits of our Company, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. If a distribution exceeds the amount of our Company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of (and in reduction of) the U.S. holder’s tax basis in the class A preferred share or ADS on which it is paid, and thereafter will be treated as capital gain recognized on a sale or exchange (as discussed below under “—Sale, Exchange or Other Disposition of Class A Preferred Shares or ADSs”). We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders should expect that distributions by our Company generally will be reported as dividends for U.S. federal income tax purposes.

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

A dividend paid in reais will be includible in the income of a U.S. holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. holder in the case of our class A preferred shares or, in the case of a dividend received in respect of ADSs, on the date the dividend is received by the depositary, whether or not the dividend is converted into U.S. dollars. Assuming the payment is not converted at that time, the U.S. holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. holder that subsequently sells or otherwise disposes of reais, which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be U.S. source ordinary gain or loss. The amount of any distribution of property other than cash will generally be the fair market value of such property on the date of distribution.

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a class A preferred share or ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law and certain exceptions for short-term and hedged positions, any Brazilian withholding tax may be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. However, recently issued U.S. Treasury Regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct any Brazilian withholding tax in computing the U.S. holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year).The rules with respect to foreign tax credits and deductions for foreign taxes are complex, and U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

Sale, Exchange or Other Disposition of Class A Preferred Shares or ADSs

A deposit or withdrawal of class A preferred shares by a holder in exchange for an ADS that represents such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a class A preferred share or ADS in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. holder’s adjusted basis in the class A preferred share or ADS, both determined in U.S. dollars. If a Brazilian tax is withheld on the sale, exchange or other disposition of a class A preferred share or ADS, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will generally be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such class A preferred share or ADS exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. holder on the sale, exchange or other disposition of a class A preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a class A preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be eligible for a foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category. However, pursuant to the Foreign Tax Credit Regulations, any such Brazilian tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is derived from foreign sources). In such case, however, the non-creditable Brazilian tax may reduce the amount realized on the sale, exchange or other disposition of the Class A preferred share or ADS. U.S. holders are urged to consult their own tax advisors regarding the tax consequences if Brazilian tax is imposed on a disposition of a Class A preferred share or ADS, including the effect of the Foreign Tax Credit Regulations and the availability of the foreign tax credit under their particular circumstances.

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

If we are a PFIC for any taxable year during which a U.S. holder holds our class A preferred shares or the ADSs, such holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of the class A preferred shares or ADSs. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. holder’s holding period for the class A preferred shares or ADSs. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the class A preferred shares or ADSs;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our class A preferred shares or the ADSs and the proceeds from the sale, exchange or other disposition of our class A preferred shares or the ADSs that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless such holder establishes that it is an exempt recipient. A backup withholding tax may apply to such payments if a U.S. holder fails to provide a taxpayer identification number and a certification that such holder is not subject to backup withholding or if the U.S. holder fails to report in full dividend and interest income.

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

Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws, as well as certain other documents that we are required to file with, or make available to, the SEC and the CVM, are available for inspection upon request at our headquarters at Rua Lemos Monteiro, 120 – 24º andar, Butantã—São Paulo—SP, CEP 05501-050, Brazil. Our filings are also available to the public through the internet on our website at www.braskem-ri.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

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

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate and commodity derivative instruments, as well as cash and receivables. As of December 31, 2022, we had currency options with an aggregate notional amount of US$2.1 billion (R$10.96 billion) in puts with an average strike price of US$1/R$4.7 and of US$1.4 billion (R$7.3 billion) in calls with an average strike price of US$1/R$7.06. We assess the potential and consolidated impact of market risks and seek to mitigate those risks following our risk management policy.

Our current risk management policy, adopted on March 30, 2017 by our Board of Directors and updated in July, 2019 and in August, 2022 covers cash flow management and liquidity, investment of cash and cash equivalents, funding activities and guarantees, and management of foreign exchange and commodity risks. This policy reflects our conservative financial practices and risk management procedures. Its objective is to manage and anticipate risks by continuously evaluating several key factors, including the overall financial health of our Company, any financial operations we have with related parties, our ratings, counterparty risk and hedging strategy. Additionally, the policy aims to ensure the alignment of the objectives of the financial teams with the overall objectives of Braskem.

We do not enter into derivative transactions with speculative purposes.

As of December 31, 2022, we had R$8.3 billion (US$1.6 billion) in foreign currency-denominated cash and cash equivalents, including the aggregate amount of R$2,184.3 million (US$418.6 million) of Braskem Idesa’s cash and cash equivalents.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the LIBOR rate and, for real-denominated borrowings and short-term cash investments, variations of the CDI rate and IPCA rate.

Our variable interest rate exposure is primarily subject to the variations of the LIBOR and SOFR rate and, for real-denominated borrowings and short-term cash investments, variations of the CDI rate and IPCA rate.

With respect to Brazilian interest rates:

•	the short-term domestic CDI rate increased to 13.65% per annum as of December 31, 2022, from 4.4% per annum as of December 31, 2021 and from 1.9% per annum as of December 31, 2020; and
•	IPCA recorded in in 2022 was 5.79%, decreasing from 10.1% in 2021, and it was 4.5% in 2020.

The table below provides information about our significant interest-rate sensitive instruments:

Payment Schedule—Breakdown by Type of Interest Rate
	As of December 31, 2022
	Expected Maturity Date
	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings:
Fixed rate, denominated in U.S. dollars	621.3	1,547.7	-	-	-	24,016.3	26,185.3	23,336.1
Average interest rate	6.1%	6.5%	-	-	-	5.7%
Variable rate, denominated in U.S. dollars	633.5	609.7	610.7	584.5	2,028.5	84.1	5,304.0	5,159.0
Bond Idesa fixed rate, denominated in U.S. dollars	199.7	-	-	-	-	10,843.8	11,043.5	8,301.9
Average interest rate	7.1%	-	-	-	-	7.2%
Variable rate, denominated in U.S. dollars (Braskem Idesa)	76.5	116.2	116.2	426.0	-	-	734.8	796.5
Average interest rate	4.0%	4.0%	4.0%	4.0%	-	-
Fixed rate, denominated in reais	6.4	5.0	4.9	2.4	-	-	18.7	16.5
Average interest rate	5.9%	6.5%	6.5%	6.5%	-	-
Variable rate, denominated in reais	102.0	12.5	9.4	-	327.4	2,950.0	3,401.3	3,289.9
Average interest rate (CDI)	14.1%	17.3%	17.3%	-	13.7%	13.7%
Variable rate, denominated in reais	101.9	94.6	62.7	48.1	47.8	908.2	1,263.3	1,821.3
Average interest rate (over IPCA)	6.0%	6.0%	6.0%	6.0%	6.0%	5.6%
Total Loan and financings	1,741.2	2,385.7	803.9	1,061.0	2,403.7	39,564.4	47,959.9	42,721.3
Assets:
Cash and cash equivalents and other instruments:
Fixed rate, denominated in foreign currency	8,902.5	—	—	—	—	—	8,902.5	8,902.5
Variable rate, denominated in reais	5,876.6	—	—	—	—	—	5,876.6	5,876.6
Total cash and cash equivalents and other investments	14,779.1	—	—	—	—	—	14,779.1	14,779.1
 (1) Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2022.

In the event that the average interest rate applicable to our financial assets and debt in 2023 is one percentage point higher than the average interest rate in 2022, our financial income would increase by R$147.8 million and our financial expenses would increase by R$479.6 million.

Foreign Currency Exchange Rate Risk

Our liabilities with exposure to foreign currency exchange rate risk are mainly U.S. dollar-denominated. To partially offset the risk of a devaluation of the real against the U.S. dollar, we currently maintain liquid assets denominated in U.S. dollars available. Additionally, in order to provide a better representation of the actual exchange rate risk related to future exports, we designated part of our U.S. dollar-denominated liabilities as a hedging instrument, implementing the hedge accounting treatment since May 1, 2013. We borrow in the international markets to support our operations and investments; we have exposure to market risks from changes in foreign exchange rates and interest rates.

The table below provides information about our significant foreign currency exposures:

Payment Schedule—Breakdown by Currency
	As of December 31, 2022 Expected Maturity Date
	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans, financings and trade payables:
Loans and financings denominated in U.S. dollars	1,530.9	2,273.6	726.8	1,010.5	2,028.5	35,706.2	43,276.6	37,860.8
Accounts payable denominated in U.S. dollars	7,035.1	—	—	—	—	—	7,035.1	7,035.1
Total loans, financings and trade payables	8,566.0	2,273.6	726.8	1,010.5	2,028.5	35,706.2	50,311.7	44,895.9
Assets:
Cash and cash equivalents and other investments Denominated in foreign currency	8,902.5	—	—	—	—	—	8,902.5	8,902.5
Total cash and cash equivalents and other investments	8,902.5	—	—	—	—	—	8,902.5	8,902.5
Hedge Accounting:
Hedge Accounting designated Exports/Sales	65.2	1,624.6	4,291.6	430.5	—	32,610.6	39,022.4	39,022.4

(1) Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2022.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2022 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$43.3 billion (US$8.3 billion) as of December 31, 2022 and $47.8 billion (US$8.6 billion) as of December 31, 2021. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans.

Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt. Similarly, revenue from future sales and exports partially offsets this foreign currency exposure for U.S. dollar-denominated debt, and we therefore adopted hedge accounting treatment to provide a better representation of our actual exposure. Since 2016, Braskem has recognized the exchange rate variation, held on “Other Comprehensive Income,” to the income statement, following the future sales and exports designation schedule (for further information, see note 28.7 to our audited consolidated financial statements elsewhere in this annual report).

In the event that the real depreciated by 10% against the U.S. dollar during 2022 as compared to the real/U.S. dollar exchange rate as of December 31, 2021, our financial expenses indexed to the dollar in 2022 would have increased by R$4.3 billion, and our financial income would have increased by R$890.3 million.

Commodity Prices

We do not hedge the exposure to the price of naphtha, our principal raw material. This is, in part, because a portion of our sales are exports payable in foreign currencies and linked to the international market prices of these commodities denominated in U.S. dollars and, in part, because the prices of our polyethylene, polypropylene and PVC products sold in domestic markets generally reflect changes in the international market prices of these products denominated in U.S. dollars, converted into reais. In periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the U.S. dollar appreciates and the time that we can effectively pass on the resulting increased cost in reais to our customers in Brazil. Accordingly, if the U.S. dollar price of naphtha increases precipitously or the real devalues precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which could materially adversely affect our results of operations and financial condition. See “Item 3. D Risk Factors—Risks Relating to Us and the Petrochemical Industry.”

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

During the year ended December 31, 2022, we received from the depositary of our ADSs US$611.9 thousand, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it was accumulated for and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on our management’s evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

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

Our management, with the participation of the CEO and CFO, under the oversight of the Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on its assessment, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2022, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

Audit of the Effectiveness of Internal Control over Financial Reporting

Our independent registered accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report, which is included herein.

Remediation Actions Taken in 2022 Addressing Material Weakness Reported as of December 31, 2021

Our management took certain actions to address the material weakeness reported as of December 31, 2021 as described below:

Realization of the hedged items for certain debt at Braskem Idesa, a Mexican subsidiary

Our management has revised the review attributes that surround the accounting of hedged items. The following actions were executed and will be executed going forward to enhance the internal control:

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

As a result of this activities and the assessment conducted during 2022, our management concluded that this material weakness was remediated as of December 31, 2022.

Changes in Internal Control over Financial Reporting

Other than certain of the changes and certain of the remediation activities described above, there were no changes to internal control over financial reporting during the year ended December 31, 2022 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Statutory Compliance and Audit Committee currently includes two “audit committee financial experts” within the meaning of this Item 16A and as such term is defined in the SEC rules. See “Item 6. – A. Directors, Senior Management and Employees— Statutory Compliance and Audit Committee” for information regarding the experience of Mr. José Écio Pereira da Costa Júnior and Ms. Maria Helena Pettersson. They meet the standards of independence for external members of an audit committee under the Company’s policy and of Comissão de Valores Mobiliários Resolution No. 23 of 2021.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm KPMG Auditores Independentes during the fiscal years ended December 31, 2022 and December 31, 2021.

	Year Ended December 31,
	2022	2021
	(in millions of reais)
Audit fees(1)	34.3	25.7
Audit-related fees(2)	1.3	5.8
Tax fees(3)	2.8
All other fees
Total fees	38.5	31.5

(1)	Audit fees consist of the aggregate fees billed by our independent registered public accounting firms in connection with the audit of our annual financial statements, interim reviews and related reserves in connection with the audit and review of financial statements and review of documents filed with the SEC.
(2)	Audit-related fees refer to services provided in connection with debt offerings or sustentability assessments.
(3)	Tax fees consist of the aggregate fees billed by our independent registered public accounting firms for tax compliance reviews.

Pre-Approval Policies and Procedures

The Company has an Audit and Non-Audit Services Pre-Approval Policy, initially approved by the Company’s Board of Directors on June 22, 2005 and amended on December 8, 2021, with prior analysis by the CCAE, which is now in effect under the name “Policy for hiring Independent Auditors.” The purpose of the Policy for hiring Independent Auditors is to regulate the process and the conditions for hiring the Company's Independent Auditors, including the services that can be provided by them to the Company or its Subsidiaries, the services that are not allowed and the annual list of pre-approved external audit and non-audit services. Our Management should, whenever requested by the CCAE’s Coordinator, present an update on the progress of the External Audit and Non-Audit Services previously approved by the CCAE and respective compensation, to enable the CCAE to ascertain full compliance with the Policy.

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

Independence of Directors and Independence Tests

In general, the NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. However, under the NYSE corporate governance standards, a listed company (whether U.S. or foreign) of which more than 50% of the voting power is held by another company (a “controlled company”), need not comply with the following NYSE corporate governance standards:

•	A controlled company need not have a majority of independent directors;
•	A controlled company doesn’t need to have a nominating/corporate governance committee composed of independent directors with Internal Rules that comply with the NYSE corporate governance rules; and
•	A controlled company doesn’t need to have a compensation committee composed of independent directors with Internal Rules that comply with the NYSE corporate governance rules.

Because a majority of the voting power of Braskem’s capital stock is directly controlled by Novonor S.A. (formerly Odebrecht S.A.), Braskem is a controlled company, and would therefore not be required to have a majority of independent directors.

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

According to Law No. 6,404/76 (the “Brazilian Corporate Law”), up to one-third of the members of Braskem’s board of directors may be elected to board of executive officer’s positions. Currently all Braskem’s directors are non-management directors. There is no legal requirement that those directors meet regularly without management.

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

Braskem is not required under Brazilian Corporate Law to have, and accordingly does not have, a nominating/corporate governance committee or a compensation committee. Currently, all Braskem’s directors are nominated by certain of its shareholders, including Novonor S.A. (formerly Odebrecht S.A.), pursuant to shareholders agreements and Braskem’s by-laws. However, Braskem has the People and Organization Committee, which is a committee of its board of directors that is responsible for, among other things:

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

Under Brazilian Corporate Law, Braskem’s shareholders establish the global compensation of its directors, fiscal council, and executive officers, including benefits and allowances, at a general shareholders’ meeting based on the recommendation of Braskem’s board of directors. Under Braskem’s Bylaws, the shareholders establish the global compensation and the board of directors establishes the individual compensation.

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

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

(a) Financial Statements

(b) List of Exhibits

Exhibit Number	Exhibit

1.01	Bylaws of Braskem S.A., as amended (English translation) (incorporated by reference to Form 6-K of Braskem S.A. filed on April 21, 2022).
2.01	Amended and Restated Form of Deposit Agreement, dated as of January 4, 2017, among Braskem S.A., The Bank of New York Mellon, as Depositary, and Owners and Holders of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on December 22, 2016).
2.02	Description of Securities.
3.01	Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petrobras Química S.A.–Petroquisa, Petróleo Brasileiro S.A. Petrobras, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation), as amended on September 24, 2018 and as adhered to by OSP Investimentos S.A. on December 31, 2018 (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on February 28, 2019).
3.02	Second Amendment to the Shareholders ’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., entered into by Novonor S.A.– Em Recuperação Judicial, NSP Investimentos S.A. – Em Recuperação Judicial, and Petróleo Brasileiro S.A. – Petrobras, on December 15, 2021 (English translation) (incorporated by reference to Exhibit 1 to Report on Form 6-K of Braskem S.A. filed on December 16, 2021.
4.03	Restricted Share Award Plan of Braskem S.A. approved at the Extraordinary Shareholders’ Meeting held on March 21, 2018 (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on March 22, 2018).

4.04	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020 (incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.05	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020 (incorporated by reference to Exhibit 4.05 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.06	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020 (incorporated by reference to Exhibit 4.06 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.07	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated December 22, 2020 (incorporated by reference to Exhibit 4.07 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.08	English Summary of Ethane, Propane and Hydrogen Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated December 22, 2020 (incorporated by reference to Exhibit 4.08 to Form 20-F of Braskem S.A. filed on May 14, 2021).
8.01	List of subsidiaries (incorporated by reference to note 2.3 to our audited consolidated financial statements included elsewhere in this annual report).
11.01	Code of Conduct of Braskem S.A., as amended (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on April 20, 2021).
12.01	Certification of Principal Executive Officer dated April 24, 2023 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated April 24, 2023 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated April 24, 2023 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 24, 2023

BRASKEM S.A. By: /s/ Roberto Bischoff Name: Roberto Bischoff Title: Chief Executive Officer

232

233

Exhibit Number	Exhibit

2.02	Description of Securities.
12.01	Certification of Principal Executive Officer dated April 24, 2023 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated April 24, 2023 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated April 24, 2023 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

234

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Braskem S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Braskem S.A. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the provision and disclosures related to the geological phenomenon in the state of Alagoas

As discussed in note 26 to the consolidated financial statements, the Company has recorded a provision related to the geological phenomenon in the vicinity of the Company’s salt mining wells in the state of Alagoas of R$ 6,626,558 thousand as of December 31, 2022. The provision is for the estimated future outflows of resources required to settle the Company’s commitments under agreements signed with Brazilian government authorities following the occurrence of the geological phenomenon as well as for other obligations related to the geological phenomenon for which it is probable that an outflow of economic benefits will be required. The commitments made by the Company include taking measures to close and stabilize the salt mines, relocating and compensating residents and businesses in the region and adopting actions and measures in vacated areas, urban mobility and social compensation.

We identified the evaluation of the provision and disclosures related to the geological phenomenon in the vicinity of the Company’s salt mining wells in Alagoas as a critical audit matter. The evaluation of the estimates and assumptions used by the Company to determine the provision amount required challenging auditor judgment and the use of professionals with specialized skills and knowledge. The key estimates and assumptions related to the extent and cost of the remediation actions required to stabilize and close the wells, the market value of the properties of residents and businesses in the region, other costs to compensate third parties and the estimate of probable outflows of economic benefits to settle other obligations.

The following are the primary procedures we performed to address this critical audit matter:

We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s provision estimation process, including controls related to the key estimates and assumptions used in the provision estimation process and evaluation of information from external specialists, as well as controls over the financial statement disclosures.

We involved infrastructure valuation professionals, with specialized skills and knowledge, who assisted in:

•	evaluating the technical appraisal reports regarding the stability of the salt mining wells and the required remediation actions to stabilize and close the wells, the remediation plans established by the Company and the Company’s estimate of the significant costs to implement these plans;
•	evaluating the assumptions used by the Company to estimate the market value of properties and the significant components of the other costs to compensate third parties impacted by the geological phenomenon, by comparing them to internal and external information, as applicable, including publicly available information on real estate values in the region and property sizes, contracts with third party service providers and estimates received from external legal advisors; and
•	performing a sensitivity analysis of certain of the assumptions used by the Company to estimate the market value of properties.

We questioned management about the other obligations related to the geological phenomenon and inspected internal and external documents related to them.

We read letters received directly from the Company’s external legal counsel, that included their assessment of the likelihood of there being an outflow of economic resources to settle the other obligations related to the geological phenomenon as well as the estimation of the amount involved and compared these assessments and estimates to those of the Company and with the disclosures made.

We evaluated the disclosures related to the geological phenomenon in Alagoas State.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2018.

São Paulo, Brazil
April 24, 2023

Braskem S.A.

Statement of consolidated financial position at December 31
All amounts in thousands of Reais

Assets	Note	2022	2021

Current assets
Cash and cash equivalents	5	12,466,474	8,680,686
Financial investments	6	2,295,497	3,492,710
Trade accounts receivable	7	3,231,934	7,153,565
Inventories	8	14,030,064	16,335,101
Taxes recoverable	10	1,156,355	1,428,658
Recoverable income taxes	22.1	392,062	1,189,812
Derivatives	20.5	157,906	33,816
Other receivables		727,364	979,097

Current Assets		34,457,656	39,293,445

Non-current assets
Financial investments	6	17,134	16,845
Trade accounts receivable	7	-	13,395
Taxes recoverable	10	1,617,669	1,252,058
Recoverable income taxes	22.1	252,995	230,069
Deferred tax assets	22.2	6,358,601	8,257,252
Judicial deposits		215,274	194,212
Derivatives	20.5	71,544	51
Other receivables		170,536	365,652
Investments	11	149,023	58,923
Property, plant and equipment	12	37,763,295	37,225,130
Intangible assets	13	3,022,144	2,877,299
Right of use of assets	14 (a)	3,952,987	2,780,037

Non-Current Assets		53,591,202	53,270,923

Total assets		88,048,858	92,564,368

Braskem S.A.

Statement of consolidated financial position at December 31
All amounts in thousands of Reais

Liabilities and shareholders' equity	Note	2022	2021

Current liabilities
Trade payables	15	12,246,782	12,053,266
Borrowings	16	1,254,550	1,343,494
Braskem Idesa borrowings	17	868,635	86,765
Debentures	18	127,801	59,088
Derivatives	20.5	195,169	256,131
Payroll and related charges		827,826	1,170,346
Taxes payable	21	491,051	1,012,116
Income taxes payable		381,117	1,672,844
Leniency agreement	25	392,486	353,385
Sundry provisions	23	530,814	465,051
Provision - geological event in Alagoas	26	4,247,609	4,378,071
Lease	14 (b)	1,039,706	675,366
Other payables		1,581,701	1,667,600

Current Liabilities		24,185,247	25,193,523

Non-current liabilities
Trade payables	15	3,069	111,464
Borrowings	16	31,310,710	33,553,766
Braskem Idesa borrowings	17	10,501,683	12,224,770
Debentures	18	3,023,674	137,830
Derivatives	20.5	81,917	362,915
Taxes payable	21	298,026	260,497
Loan from non-controlling shareholders of Braskem Idesa	9	2,498,093	3,646,538
Deferred tax liabilities	22.2	1,153,481	1,407,434
Post-employment benefits	27.3(a)	493,743	487,697
Legal provisions	24.1	1,171,498	1,153,830
Leniency agreement	25	510,654	769,911
Sundry provisions	23	846,133	824,212
Provision - geological event in Alagoas	26	2,378,949	3,283,188
Lease	14 (b)	3,200,824	2,481,048
Other payables		282,940	461,917

Non-Current Liabilities		57,755,394	61,167,017

Shareholders' equity	28
Capital		8,043,222	8,043,222
Capital reserve		6,175	3,473
Profit reserves		1,825,616	3,483,935
Additional paid in capital		(488,388)	(488,388)
Long-term incentive plans		39,413	31,932
Other comprehensive income		(2,076,066)	(3,170,158)
Treasury shares		(28,173)	(38,197)

Total attributable to the Company's shareholders		7,321,799	7,865,819

Non-controlling interest in subsidiaries		(1,213,582)	(1,661,991)

Shareholders’ Equity		6,108,217	6,203,828

Total liabilities and shareholders' equity		88,048,858	92,564,368

Braskem S.A.

Statement of consolidated profit or loss
Years ended December 31
All amounts in thousands of Reais, except earnings (loss) per share

	Note	2022	2021	2020

Net revenue	30	96,519,284	105,625,201	58,543,494
Cost of products sold	32	(85,160,548)	(73,568,231)	(47,331,414)

Gross profit		11,358,736	32,056,970	11,212,080

Income (expenses)
Selling and distribution	32	(2,108,417)	(2,055,640)	(1,852,055)
Loss for impairment of trade accounts receivable and others from clients	32	(38,426)	(8,914)	(55,252)
General and administrative	32	(2,763,983)	(2,522,127)	(1,918,747)
Research and development	32	(374,493)	(296,583)	(250,648)
Results from equity-accounted investees	11(b)	34,848	4,644	(19,398)
Other income	32	507,333	1,534,487	750,749
Other expenses	32	(2,343,525)	(2,669,290)	(7,938,621)

Profit (loss) before net financial expenses and taxes		4,272,073	26,043,547	(71,892)

Financial results	33
Financial expenses		(5,662,693)	(5,907,155)	(4,913,365)
Financial income		2,010,134	1,827,438	600,184
Exchange rate variations, net		(572,170)	(4,002,807)	(5,298,711)

Finance income (cost)		(4,224,729)	(8,082,524)	(9,611,892)

Profit (loss) before income tax		47,344	17,961,023	(9,683,784)

Income taxes	22.1(d)	(867,735)	(3,999,403)	2,668,478

(Loss) net profit for the year		(820,391)	13,961,620	(7,015,306)

Attributable to:
Company's shareholders		(335,677)	13,984,946	(6,691,720)
Non-controlling interest in subsidiaries		(484,714)	(23,326)	(323,586)

(Loss) net profit for the year		(820,391)	13,961,620	(7,015,306)

Earnings (loss) per share - R$	29
Basic
Common		(0.42)	17.57	(8.41)
Preferred shares class "A"		(0.42)	17.57	(8.41)
Preferred shares class "B"		(0.42)	0.58	(8.41)

Diluted
Common		(0.42)	17.57	(8.41)
Preferred shares class "A"		(0.42)	17.52	(8.38)
Preferred shares class "B"		(0.42)	0.58	(8.41)

Braskem S.A.

Statement of consolidated comprehensive income
Years ended December 31
All amounts in thousands of Reais

	Note	2022	2021	2020

(Loss) net profit for the year		(820,391)	13,961,620	(7,015,306)

Other comprehensive income:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge, net of taxes		292,486	324,374	(397,558)
Fair value of cash flow hedge from jointly-controlled, net of taxes		267	(968)	1,260
Cash flow hedges,net of tax		292,753	323,406	(396,298)

Exchange variation of foreign sales hedge, net of taxes	20.6(a)	1,121,938	(1,260,781)	(4,541,581)
Sales Hedge - transfer to profit or loss, net of taxes	20.6(a)	938,118	1,255,983	1,448,079
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	20.6(b)	489,773	(143,223)	(311,795)
Sales Hedge - transfer to profit or loss - Braskem Idesa, net of taxes	20.6(b)	296,803	355,060	330,210
Sales hedges, net of tax		2,846,632	207,039	(3,075,087)

Foreign subsidiaries currency translation adjustment		(1,805,667)	1,503,148	2,658,042

Total		1,333,718	2,033,593	(813,343)

Item that will not be reclassified to profito or loss
Actuarial gain (loss) with post-employment benefits, net of taxes		10,670	23,014	(647)

Total		10,670	23,014	(647)

Total comprehensive income for the year		523,997	16,018,227	(7,829,296)

Attributable to:
Company's shareholders		714,899	16,015,874	(7,108,541)
Non-controlling interest in subsidiaries		(190,902)	2,353	(720,755)

Total comprehensive income for the year		523,997	16,018,227	(7,829,296)

Braskem S.A.

Statement of changes in equity
Years ended December 31
All amounts in thousands of Reais

										Attributed to shareholders' interest
				Profit reserves
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additiona dividends proposed	Additional paid in capital	Long-term Incentive Plans	Other comprehensive income	Treasury shares	Retained earnings/ Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)

As of December 31, 2019		8,043,222	232,472	577,476	153,478	1,174,301	-	(488,388)	19,980	(4,777,519)	(49,724)	-	4,885,298	(940,592)	3,944,706

Comprehensive income for the year
Net profit (loss) for the year		–	-	–	–	-	-	–		-	–	(6,691,720)	(6,691,720)	(323,586)	(7,015,306)
Exchange variation of foreign sales hedge, net of taxes		–	-	–	–	-	-	–		(3,079,691)	–	-	(3,079,691)	4,604	(3,075,087)
Fair value of cash flow hedge, net of taxes		–	-	–	–	-	-	–		(390,608)	–	-	(390,608)	(5,690)	(396,298)
Actuarial (loss) gain with post-employment benefits, net of taxes		–	-	–	–	-	-	–		(648)	–	-	(648)	1	(647)
															–
Foreign subsidiaries currency translation adjustment		–	-	–	–	-	-	–		3,054,126	–	-	3,054,126	(396,084)	2,658,042
Total Comprehensive income for the period		-	-	-	-	-	-	-	-	(416,821)	-	(6,691,720)	(7,108,541)	(720,755)	(7,829,296)

Comprehensive income (loss)
Realization of additional property, plant and equipment price-level restatement, net of taxes		–	-	–	–	-	-	–		(26,302)	–	26,302	–	-	–
Realization of deemed cost of jointly-controlled investment, net of taxes		–	-	–	–	-	-	–		(741)	–	741	–	-	–
Fair value adjustments of trade accounts receivable, net of taxes		–	-	–	–	-	-	–		113	–	-	113	-	113
Exchange variation in hyperinflationary economy, net of taxes		–	-	–	–	-	-	–		8,077	–	-	8,077	-	8,077
Long term incentive plan, net of taxes		–	-	–	–	-	-	–	11,629	-	–	-	11,629	(415)	11,214
Other		–	-	–	–	-	-	–		3,695	–	(3,695)	–	-	–
Comprehensive income		-	-	-	-	-	-	-	11,629	(15,158)	-	23,348	19,819	(415)	19,404
Contributions and distributions to shareholders
Dividends-lapse of statute of limitation		–	-	–	–	-	-	–		-	–	1,110	1,110	-	1,110
Additional dividends of subsidiary		–	-	–	–	-	-	–		-	–	-	–	(2,450)	(2,450)
Absorption of losses		–	(232,460)	(577,476)	(153,478)	(1,174,301)	-	–		-	–	2,137,715	–	-	–
Gain on transfer of shares in custody long term incentive plan		-	(12)	-	-	-	-	-		-	20	-	8	-	8
Total Contributions to shareholders		–	(232,472)	(577,476)	(153,478)	(1,174,301)	-	–	–	-	20	2,138,825	1,118	(2,450)	(1,332)

As of December 31, 2020		8,043,222	-	-	-	-	-	(488,388)	31,609	(5,209,498)	(49,704)	(4,529,547)	(2,202,306)	(1,664,212)	(3,866,518)

Comprehensive income for the year:
Net profit (loss) for the year		–	-	–	–	-	-	–				13,984,946	13,984,946	(23,326)	13,961,620
Exchange variation of foreign sales hedge, net of taxes		–	-	–	–	-	-	–	–	154,080	–	-	154,080	52,959	207,039
Fair value of cash flow hedge, net of taxes		–	-	–	–	-	-	–	–	262,726	–	-	262,726	60,680	323,406
Actuarial gain (loss) with post-employment benefits, net of taxes		–	-	–	–	-	-	–	–	23,028	–	-	23,028	(14)	23,014
Foreign subsidiaries currency translation adjustment		–	-	–	–	-	-	–	–	1,591,094	–	-	1,591,094	(87,946)	1,503,148
Total Comprehensive income for the period		-	-	-	-	-	-	-	-	2,030,928	-	13,984,946	16,015,874	2,353	16,018,227

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes		–	-	–	–	-	-	–	–	(26,164)	–	26,164	–	-	–
Realization of deemed cost of jointly-controlled investment, net of taxes		–	-	–	–	-	-	–	–	(719)	–	719	–	-	–
Long term incentive plan		–	-	–	–	-	-	–	323	-	–	-	323	(132)	191
Fair value adjustments of trade accounts receivable, net of taxes		–	-	–	–	-	-	–	–	(130)	–	-	(130)	-	(130)
Exchange variation in hyperinflationary economy, net of taxes		–	-	–	–	-	-	–	–	35,425	–	-	35,425	-	35,425
Equity valuation Adjustments		-	-	-	-	-	-	-	323	8,412	-	26,883	35,618	(132)	35,486
Contributions and distributions to shareholders:
Dividends-lapse of statute of limitation		–	-	–	–	-	-	–	–	-	–	1,653	1,653	-	1,653
Dividends		–	-	–	–	-	-	–	–	-	–	(6,000,000)	(6,000,000)	-	(6,000,000)
Incentive long term plan payments with treasury shares		–	3,473	–	–	-	-	–	–	-	11,507	-	14,980	-	14,980
Legal reserve		–	-	472,770	–	-	-	–	–	-	–	(472,770)	–	-	–
Tax incentive reserve		–	-	–	1,017,546	-	-	–	–	-	–	(1,017,546)	–	-	–
Retention of profits		–	-	–	–	643,619	-	–	–	-	–	(643,619)	–	-	–
Additional proposed dividends		-	-	-	-	-	1,350,000	-	-	-	-	(1,350,000)	-	-	-
Total Contributions to shareholders		–	3,473	472,770	1,017,546	643,619	1,350,000	–	–	-	11,507	(9,482,282)	(5,983,367)	-	(5,983,367)

As of December 31, 2021		8,043,222	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	31,932	(3,170,158)	(38,197)	-	7,865,819	(1,661,991)	6,203,828

As of December 31, 2021		8,043,222	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	31,932	(3,170,158)	(38,197)	-	7,865,819	(1,661,991)	6,203,828

Braskem S.A.

Statement of changes in equity
Years ended December 31
All amounts in thousands of Reais

		Attributed to shareholders' interest
				Profit reserves
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Long-term Incentive Plans	Other comprehensive income	Treasury shares	Retained earnings/ Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
															–
As of December 31, 2021		8,043,222	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	31,932	(3,170,158)	(38,197)	-	7,865,819	(1,661,991)	6,203,828

Comprehensive income for the year:
Net profit (loss) for the year		–	-	–	–	-	-	–	–	-	–	(335,677)	(335,677)	(484,714)	(820,391)
Exchange variation of foreign sales hedge, net of taxes		–	-	–	–	-	-	–	–	2,649,988	–	-	2,649,988	196,644	2,846,632
Fair value of cash flow hedge, net of taxes		–	-	–	–	-	-	–	–	292,753	–	-	292,753	-	292,753
Actuarial gain on defined benefit and health plan, net of taxes		–	-	–	–	-	-	–	–	10,186	–	-	10,186	484	10,670
Foreign subsidiaries currency translation adjustment		-	-	-	-	-	-	-	-	(1,902,351)	-	-	(1,902,351)	96,684	(1,805,667)
Total Comprehensive income for the period		–	-	–	–	-	-	–	–	1,050,576	–	(335,677)	714,899	(190,902)	523,997

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes		–	-	–	–	-	-	–	–	(26,164)	–	26,164	–	-	–
Realization of deemed cost of jointly-controlled investment, net of taxes		–	-	–	–	-	-	–	–	(719)	–	719	–	-	–
Long term incentive plan, net of taxes		–	-	–	–	-	-	–	20,207	-	–	-	20,207	-	20,207
Fair value adjustments of trade accounts receivable, net of taxes		–	-	–	–	-	-	–	–	(35)	–	-	(35)	-	(35)
Fair value of financial transactions of non-controlling subsidiaries		–	-	–	–	-	-	–	–	-	–	-	–	609,827	609,827
Exchange variation in hyperinflationary economy, net of taxes		–	-	–	–	-	-	–	–	70,434	–	-	70,434	-	70,434
Equity valuation adjustments		-	-	-	-	-	-	-	20,207	43,516	-	26,883	90,606	609,827	700,433
Contributions and distributions to shareholders:
Incentive long term plan payments with treasury shares		–	2,702	–	–	-	-	–	(12,726)	-	10,024	-	–	-	–
SUDENE tax incentive supplement		–	-	–	108,975	-	-	–	–	-	–	(108,975)	–	-	–
Non-controlling interest in acquired entity	2.3 (iii)	–	-	–	–	-	-	–	–	-	–	-	–	30,720	30,720
Other		–	-	–	–	-	-	–	–	-	–	475	475	-	475
Additional dividends approved in the board meeting		–	-	–	–	-	(1,350,000)	–	–	-	–	-	(1,350,000)	-	(1,350,000)
Absorption of losses	28.6	–	-	–	–	(417,294)	-	–	–	-	–	417,294	–	-
Proposed dividends		–	-	–	–	-	-	–	–	-	–	-	–	(1,236)	(1,236)
Total Contributions to shareholders		-	2,702	-	108,975	(417,294)	(1,350,000)	-	(12,726)	-	10,024	308,794	(1,349,525)	29,484	(1,320,041)

As of December 31, 2022		8,043,222	6,175	472,770	1,126,521	226,325	-	(488,388)	39,413	(2,076,066)	(28,173)	-	7,321,799	(1,213,582)	6,108,217

Braskem S.A.

Statement of consolidated cash flow
Years ended December 31
All amounts in thousands of Reais

	Note	2022	2021	2020

Profit (loss) before income taxes		47,344	17,961,023	(9,683,784)

Adjustments for reconciliation of profit
Depreciation and amortization	32	4,733,165	4,178,433	4,048,081
Results from equity-accounted investees	11(b)	(34,848)	(4,644)	19,398
Interest foreign exchange gain/losses		2,702,636	6,311,431	10,457,272
Provisions, net		370,153	819,130	336,838
Provision - geological event in Alagoas	26	1,520,019	1,339,765	6,901,828
PIS and Cofins credits - exclusion of ICMS from the calculation basis	32	-	(1,031,099)	(310,557)
Loss for impairment of trade accounts receivable and others from clients	32	38,426	8,914	55,252
Write-offs of long-lived assets		130,995	115,187	8,794

Adjustments for reconciliation of profit		9,507,890	29,698,140	11,833,122

Changes in operating working capital
Judicial deposits - unfreezing (blocking) Public Civil Action	26.1(i)	-	-	3,746,107
Financial investments		1,530,050	296,957	(1,860,827)
Trade accounts receivable		3,661,267	(2,175,285)	(2,187,826)
Inventories		2,138,161	(7,574,285)	(252,534)
Taxes recoverable		682,457	4,963,587	1,532,554
Other receivables		310,789	(198,556)	690,888
Trade payables		514,079	1,199,614	(3,001,564)
Taxes payable		(1,009,356)	(3,007,488)	449,761
Leniency agreement		(317,867)	(389,087)	(349,842)
Sundry provisions		(406,587)	(314,194)	(145,355)
Geological event in Alagoas	26	(2,742,791)	(2,928,081)	(1,181,931)
Other payables		(390,727)	805,452	14,801

Cash generated from operations		13,477,365	20,376,774	9,287,354

Interest paid		(2,904,879)	(2,883,433)	(2,736,821)
Income taxes		(1,620,747)	(2,706,856)	(257,542)

Net cash generated from operating activities		8,951,739	14,786,485	6,292,991

Proceeds from the sale of fixed and intangible assets		2,438	40,353	33,140
Dividends received		5,660	295	4,822
Acquisition of subsidiary		(42,121)
Acquisition of other investments		(64,969)	-
Acquisitions to property, plant and equipment and intangible assets		(4,848,281)	(3,421,324)	(2,759,789)

Net cash used in investing activities		(4,947,273)	(3,380,676)	(2,721,827)

Short-term and Long-term debt
Acquired		6,418,208	16,308	13,049,459
Payments		(3,855,662)	(9,413,909)	(8,734,505)
Braskem Idesa borrowings
Acquired		-	7,271,658	-
Payments		(45,311)	(7,995,045)	(905,210)
Loan payment to non-controlling shareholders of Braskem Idesa		(34,122)	(9,545)	(37,618)
Lease	14(b)	(928,890)	(841,706)	(662,068)
Dividends paid		(1,350,293)	(5,993,265)	(2,380)
Non-controlling interest in subsidiaries		21,162	-
Other financial liabilities		-	-	(534,456)

Net cash generated (used) in financing activities		225,092	(16,965,504)	2,173,222

Exchange variation on cash of foreign subsidiaries		(443,770)	377,529	1,314,586

Increase (decrease) in cash and cash equivalents		3,785,788	(5,182,166)	7,058,972

Represented by
Cash and cash equivalents at the beginning of the year		8,680,686	13,862,852	6,803,880
Cash and cash equivalents at the end of the year		12,466,474	8,680,686	13,862,852

Increase (decrease) in cash and cash equivalents		3,785,788	(5,182,166)	7,058,972

Summary of Notes

1 Operations	9
2 Basis of preparation of the consolidated financial statements	9
3 Application of estimates and judgments	14
4 Risk management	15
5 Cash and cash equivalents	18
6 Financial investments	19
7 Trade accounts receivable	20
8 Inventories	21
9 Related parties	22
10 Taxes recoverable	26
11 Investments	27
12 Property, plant and equipment	31
13 Intangible assets	34
14 Right-of-use assets and lease liability	36
15 Trade payables	39
16 Borrowings	40
17 Braskem Idesa Financing	43
18 Debentures	44
19 Reconciliation of borrowing activities in the statement of cash flow	45
20 Financial instruments	46
21 Taxes payable	62
22 Income taxes	62
23 Sundry provisions	66
24 Provisions for legal proceedings and contingent liabilities	68
25 Leniency agreement with authorities	78
26 Geological event - Alagoas	79
27 Benefits offered to team members	87
28 Equity	92
29 Earnings (loss) per share	97
30 Net revenues	99
31 Tax incentives	100
32 Expenses by nature and function	101
33 Financial results	101
34 Segment information	103
35 Contractual obligations	106
36 Subsequent events	106

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

1 Operations

Braskem S.A. is a public corporation headquartered in Camaçari, Bahia (“BA”), which, jointly with its subsidiaries (hereinafter “Braskem” or “Company”), is controlled by Novonor S.A. (“Novonor”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem’s shares are traded on B3 S.A. Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6, and on the New York Stock Exchange (“NYSE”) under the ticker BAK and on the Madrid Stock Exchange (“LATIBEX”) under the ticker XBRK.

Braskem also is engaged, among others, in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and natural gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany, and Mexico. The units produce thermoplastic resins, such as polyethylene (“PE”), polypropylene (“PP”), polyvinyl chloride (“PVC”) and other basic petrochemicals.

Operations of subsidiary Braskem Idesa S. A. P. I. (“Braskem Idesa”)

On September 27, 2021, Braskem Idesa signed the following documents:

(i) amendment to the ethane supply agreement (“Amendment”) with PEMEX; and

(ii) agreement with Petróleos Mexicanos, PEMEX Logística and other Mexican government entities, establishing administrative support measures, especially to obtain of licenses, permits and rights of way for the project to build an ethane import terminal with the capacity to meet all Braskem Idesa's feedstock requirements ("Terminal Agreement”).

The Amendment changed the minimum contractual volume commitment to 30,000 barrels/day until the limit date of February 2025 (subject to extensions in the event of delay in obtaining the licenses for the terminal's construction). The terminal's startup is expected in the second half of 2024. The terminal project is designed to supplement ethane supply in Mexico by gaining access to new feedstock sources.

The Amendment further established first-refusal rights for Braskem Idesa in the acquisition of all ethane that PEMEX has available and does not consume in its own production process through 2045, at prices based on international references. The approvals required for the Amendment and Terminal Agreement to come into force were obtained in October 2021 and the Amendment started producing effects retroactive to February 26, 2021, the execution date of the memorandum of understanding.

On June 14, 2022, Braskem Idesa signed agreements with Advario B.V. to sell 50% of the capital stock of Terminal Química Puerto México (“Terminal Química”), the subsidiary of Braskem Idesa responsible for developing and operating the ethane import terminal in Mexico.

In March 2023, the conditions for the conclusion of the agreement were fulfilled and Advario B.V. made a payment of US$56 million (R$292 million) to Braskem Idesa for the acquisition of 50% of equity interest in Terminal Química.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

2 Basis of preparation of the financial statements

2.1 Basis of accounting

The consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

2.2 Basis of presentation

The Company’s consolidated financial statements (“financial statements”) were prepared under the historical cost basis, unless stated otherwise in the accounting policies. These consolidated financial statements have been prepared on a going concern basis.

The significant accounting policies applied in the preparation of these consolidated financial statements were included in the respective notes and are consistent in the fiscal years presented.

The issue of these consolidated financial statements was authorized by the Executive Board on April 24, 2023.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Braskem S.A. and the following entities:

		Total and voting interest (%)
			2022, 2021 and 2020
		Headquarter	2022	2021	2020
BM Insurance Company Limited ("BM Insurance")		Bermuda	100	100	100
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100	100	100
Braskem Energy Ltda.	(i)	Brazil		100
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100	100	100
Braskem Green S.A.		Brazil	100	100
Braskem Incorporated Limited ("Braskem Inc.")		Cayman Islands	100	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	100	100	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100	100	100
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100	100	100
Braskem Ventures Ltda. ("Braskem Ventures")	(ii)	Brazil	100
Lantana Trading Co. Inc. (“Lantana”)	(iii)	Bahamas		100	100
Voqen Energia Ltda. ("Voqen")	(i)	Brazil	100	-
Braskem America Finance Company ("Braskem America Finance")		USA	100	100	100
Braskem America, Inc. (“Braskem America”)		USA	100	100	100
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100	100	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	75	75	75
Braskem India Private Limited ("Braskem India")		India	100	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	100	100	100
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100	100	100
Braskem Netherlands Green B.V. (“Braskem Holanda Green”)		Netherlands	100	100
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc.”)		Netherlands	100	100	100
Builder Brasil Ltda. ("Builder Brasil")	(ii)	Brazil	100
Builder USA LLC. ("Builder USA")	(ii)	USA	100
Cetrel S.A. ("Cetrel")		Brazil	63.70	63.70	63.70
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.70	63.70	63.70
B&TC B.V. ("B&TC")	(iv)	Netherlands	60
ER Plastics B.V. ("ER Plastics")	(iv)	Netherlands	60
Terminal Química Puerto México ("Terminal Química")		Mexico	75	75
Special Purpose Entities
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100	100	100
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100	100	100

(i)	Voqen was incorporated in 2022 and began its operations in September 2022. Its main activities include power and natural gas trading and services rendered, as well as representation in the Free Energy Contracting Environment. In July 2022, Braskem Energy Ltda., which was 100% held by Braskem, was merged into Voqen at book value.
(ii)	Braskem Ventures, Builder Brasil and Builder USA: entities incorporated between May 2022 and June 2022 and are part of the Oxygea group, whose purpose is to foster the creation and development of new business initiatives.
(iii)	Lantana was a non-operational entity that had the operations closed in November 2022.
(iv)	B&TC and ER Plastics: In August 2022, Braskem Holanda acquired 60% interest in B&TC, which holds 100% of the shares of ER Plastics, which undertakes mechanical recycling of mixed plastic waste into compression molded products (boards for use in construction and pallets).

(a) Subsidiaries

The Company controls an entity when it is exposed to, or entitled to, the variable returns originating from its involvement with the entity and has the capacity to affect such returns by exercising its power over the entity.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The financial statements of subsidiaries are included in these consolidated financial statements as from the date the Company obtains control until the date of the loss of control.

(b) Equity method Investees

The Company’s investments in entities with accounting treatment using the equity method consist of their interests in associates and joint ventures.

Associates are those in which the Company, directly or indirectly, has significant influence, but not control or shared control, over the financial and operating policies. To be classified as a joint venture, a contractual agreement must exist that gives the Company shared control of the entity and granting to the Company the right to the net assets of the joint venture, and not the right to its specific assets and liabilities.

Such investments are initially recognized at cost, which includes the expenses with the transaction costs. After initial recognition, the consolidated financial statements include the Company’s interest in the net profit or loss for the fiscal year profit or loss and other comprehensive income of equity-accounted investees, in the investee until the date on which the significant influence or joint control ceases to exist.

(c) Conversion of functional currency to presentation currency

The assets and liabilities of foreign operations are translated into Reais at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Reais at the exchange rates at the dates of the transactions. Foreign currency differences (Note 2.4) from translation to presentation currency are recognized in other comprehensive income.

Since Argentina’s economy is considered hyperinflationary, to translate the financial information of the subsidiary Braskem Argentina, the assets, liabilities, equity, income and expenses are translated into Reais at the exchange rate at the reporting date.

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

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

2.4 Functional and foreign currency

These consolidated financial statements are presented in Brazilian Real, which is the functional currency of the Company. All amounts have been rounded to the nearest thousand, unless otherwise stated.

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

Subsidiaries	Functional currency

Braskem Alemanha, B&TC and ER Plastics	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Proyectos, Braskem Holanda Green, Terminal Química and Builder USA.	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem Índia	Rupee

2.5 New standards or amendments for the current fiscal year and future requirements

(a) New standards and pronouncements adopted in the current fiscal year

In the current fiscal year, the Company identified a series of amendments under the IFRS accounting standards that became effective for accounting periods starting on or after January 1, 2022:

- Onerous contracts: costs of fulfilling a contract (amendments to IAS 37).

- Annual improvements of IFRS Standards 2018-2020.

- Property, Plant and Equipment: revenue before intended use (amendments to IAS 16).

- Reference to the Conceptual Framework (amendments to IFRS 3).

The adoption of these amendments did not have any material impact on the disclosures or amounts presented in these consolidated financial statements.

(b) Future requirements

The new and amended standards and interpretations already issued but not yet effective as of the reporting date are described below:

- Classification of liabilities as current or non-current (amendments to IAS 1).

- Definition of accounting estimates (amendments to IAS 8).

- Definition of materiality for disclosure of accounting policies (amendments to IAS1 and IFRS Practice Statement 2).

- Deferred taxes related to assets and liabilities arising from a single transaction (amendments to IAS 12).

- Insurance contracts (IFRS17).

The Company plans to adopt these new and amended standards and interpretations, if applicable, when they become effective. Management does not expect the adoption of the standards listed above to have a significant impact on the Company’s consolidated financial statements in future periods.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

2.6 Impacts from Russia-Ukraine conflict

The Company formed a committee to monitor the consequences of sanctions applied to Russia and the developments in the conflict as well as to take any measures to minimize potential impacts on the Company, its team members and the communities where it operates.

The conflict has caused an increase in the international price of commodities related to the Company's business, such as oil and natural gas, affecting the cost of the Company's inputs used in the production process. The European geopolitical scenario also affected the demand for petrochemical products, global supply chain and pressured inflation in several countries. For this reporting period, it has not caused significant adverse impacts on the Company's equity and financial position, although it is not possible to accurately predict significant adverse effects in the future.

Further sanctions, embargoes, regional instability, geopolitical changes, dysfunctions in the logistics chain, adverse effects on macroeconomic conditions, currency exchange rates and interest rates could affect the prices of products and costs of inputs in the international market, interrupt the supply chain, reduce sales and/or affect operations of the Company. As of the reporting date, the Company has not identified any relevant impacts on its business arising from the sanctions applied to date and adverse scenario caused by the geopolitical conflict.

3 Application of estimates and judgments

In preparing these consolidated financial statements, Management has made judgments and estimates that affect the application of the Company’ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results can differ from these estimates due to differences in the variables, assumptions or conditions used in making estimates.

Judgments and estimates are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are deemed reasonable under the circumstances. Revision to estimates is recognized prospectively.

Critical judgments and estimates applied by the Company in the preparation of these consolidated financial statements are presented in the following notes:

3.1 Assumptions and estimation uncertainties

- Note 12(b): The useful lives and discount rate of impairment testing of property, plant and equipment.

- Note 13(a): Determination of the discount rate and the recoverable amount of goodwill.

- Note 20.2: Application of hedge accounting: determining the fair value of financial instruments and judgment of highly probable forecast transaction.

- Note 22.2: Recognition of deferred tax assets, expectation of future taxable income against which deductible temporary differences and tax losses carryforward can be utilized.

- Note 23(a): Recognition and measurement of provisions for recovery of environmental damages: identifying potential environmental impacts, evaluate technical solutions and time of the remediation involve judgment as to the probability and magnitude of the outflow of resources.

- Note 24: Recognition and measurement of provisions for tax, labor and civil lawsuits: judgement on interpretation of the matter under discussion and estimate as to the probability and magnitude of the outflow of resources.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

- Note 26: Recognition and measurement of provision for costs arising from the geological event in Alagoas: uncertainties regarding the outcome of actions to close and monitor wells, future studies by experts, changes related to the dynamics of the geological event, individual lawsuits, adherence by the municipality of Maceió and other parties, that could affect the probability and magnitude of the outflow of resources.

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

Management of the interest rate benchmark reform and associated risks

Overview

The planning for an organized replacement of interbank offered rates (“IBORs”) for alternative, nearly risk-free interest rates (RFRs, or “Risk-Free Rates”) is in progress. Initiatives are being adopted to adapt the market before the discontinuation of IBORs, which is expected for June 2023.

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

Derivatives

The derivative instruments traded on over-the-counter market are governed by contracts based on the master agreements of the International Swaps and Derivatives Association (“ISDA”) and agreed with counterparties in the international banking market.

As part of the IBOR reform, the ISDA published a protocol that changed all master agreements in force to include RFRs as replacement rates (fallback) for use upon discontinuation of the various IBORs. The protocol came into force as of January 25, 2021. The Company and the subsidiaries Braskem America, Braskem Idesa and Braskem Holanda Finance already have carried out its adoption.

Liabilities

As of December 31, 2022, the Company has bank loans with interest rates linked to LIBOR in US$ (see notes 16 and 17), which consequently will be subject to IBOR reform. The Company expects the benchmark interest rate of these loans to be changed to guaranteed forward rates at the Security Overnight Financing Rate (SOFR) by June 2023. The Company estimates that the updated cash flows will be economic equivalent to the original and has no expectation of material impacts.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated
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

Considering the dynamics of the international petrochemical market, where prices are mostly pegged to international US dollar-denominated references, the Company’s sales in Brazil and Mexico are strongly correlated to the US$.

To mitigate the long-term exchange risk, since September 2016, the Company started to contract financial derivatives to compose a Long-Term Foreign Exchange Hedge Program, by US dollar call and put option contracts, hedging expected cash flows over an 18-month horizon, as detailed in Note 20.5.

In addition to this program, to maintain the balance of the US dollar-denominated assets and liabilities exposure, as established in its Financial Policy, the Company will maintain at least 70% of the net debt exposed to the US dollar. If convenient, the Company may maintain a percentage of more than 70%, although subject to a sensitivity analysis of key financial indicators and proof of the inexistence of significant risk of deterioration of these indicators.

As of December 31, 2022, the Company prepared a sensitivity analysis for its exposure to the fluctuation in US$, as disclosed in Note 20.8.

(c)	Exposure to interest rate risk

The Company is exposed to the risk that a variation in floating interest rates causes an increase in its financial expenses due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in LIBOR. Debt denominated in R$ is mainly subject to the variation in the Interbank Certificate of Deposit (“CDI”) rate.

As of December 31, 2022, the Company prepared a sensitivity analysis for the exposure to the floating interest rates LIBOR, CDI, SELIC, SOFR and Extended National Consumer Price Index (“IPCA”), as disclosed in Note 20.8.

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

As of December 31, 2022, 33.8% of the amounts recorded as “Cash and cash equivalents” (Note 5) and “Financial Investments” (Note 6) were allocated to financial institutions that had offset agreements with the Company. The obligations under these agreements are accounted for under “Borrowings” (Note 16). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, the Company protects itself by performing analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary, including credit insurance.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any impairment losses.

4.3 Liquidity risk

The Company has a calculation methodology to determine a minimum cash “monthly vision” (30-day horizon) and a minimum cash “yearly vision” (up to 12-month horizon) for the purpose of, respectively: (i) monitoring the liquidity needed to comply with obligations of the following month; and (ii) monitoring the Company´s liquidity during potential crisis.

The amounts to determine the minimum cash “yearly vision” are calculated based on the projected operating cash generation, less short-term debts and working capital needs. The amounts used for determining the minimum cash “monthly vision” consider the projected operating cash disbursement, debt service and investments in projects, as well as the planned disbursement for derivatives maturing in the period, among other items. According to its Financial Policy, the Company uses as a minimum cash the greater of these two references.

In December 2021, the Company, in keeping with its commitment to maintain its financial liquidity, renewed an international revolving credit facility in the amount of US$1 billion (R$5.22 billion), which expires in 2026. This credit line may be used without restrictions to improve the Company’s credit quality or in the event of deterioration in the macroeconomic scenario. As of December 31, 2022, this new credit line had not been used.

The Company's financial liabilities, including the amounts due under the Leniency Agreement (Note 25), are shown in the table below by maturity. These amounts are calculated based on cash flows not discounted that consider future financial charges and may not be reconciled with the amounts disclosed in the statement of financial position.

					Consolidated
	Until	Between one	Between two	More than
	one year	and two years	and five years	five years	Total

Trade payables	12,410,232	3,069			12,413,301
Borrowings	1,360,722	3,139,258	3,931,315	57,625,391	66,056,686
Debentures	136,142	102,090	-	6,167,985	6,406,217
Braskem Idesa borrowings	996,697			17,274,826	18,271,523
Derivatives	192,226	5,691	-	88,273	286,190
Loan from non-controlling shareholder of Braskem Idesa				4,391,832	4,391,832
Leniency agreement	434,804	658,154	-	-	1,092,958
Lease	1,109,048	855,803	581,592	2,436,734	4,983,177
At December 31, 2022	16,639,871	4,764,065	4,512,907	87,985,041	113,901,884

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

4.4 Capital management

The Company’s policy is to maintain capital management to ensure the continuity and development of its business and to maintain the trust of investors, creditors and the general market. The capital structure, according to the Management, considers the balance between own capital and net debt. This composition meets the Company’s policy of providing a consistent return to shareholders and other stakeholders. This structure also allows borrowing costs to maximize shareholder remuneration.

Due to the impact of US$ on the Company’s operations, Management believes that the own capital used for capital management purposes should be measured in US$. Moreover, the Company may temporarily maintain another capital structure, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is the case of liquidity, capital is managed at the consolidated level, except for the liquidity and capital of the subsidiary Braskem Idesa and other subsidiaries with non-controlling interest, whose specific management is concentrated at the subsidiaries level.

5 Cash and cash equivalents

		2022	2021

Cash
Domestic market		517,236	676,083
Foreign market	(i)	5,556,972	4,374,739
Cash equivalents
Domestic market		3,684,999	1,141,221
Foreign market	(i)	2,707,267	2,488,643
Total		12,466,474	8,680,686

(i)	On December 31, 2022, it includes R$931,991 of cash and R$1,252,341 of cash equivalents (2021: R$1,267,582 of cash and R$505,749 of cash equivalents) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

Cash equivalents are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates (“CDBs”), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Júpiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 6).

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

6 Financial investments

		2022	2021
Amortized cost
Time deposit investments		-	106,271
Fair value through profit or loss
LFT´s and LF´s	(i)	1,789,375	2,337,171
Restricted funds investments	(ii)	305,485	852,362
Other		217,771	213,751
Total		2,312,631	3,509,555

Current assets		2,295,497	3,492,710
Non-current assets		17,134	16,845
Total		2,312,631	3,509,555

(i)	These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions.
(ii)	Includes the following amounts: R$175,153 (2021: R$835,517) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 26.1(i)); and R$130,332 (2021: R$16,845) their use depends on complying with the contractual obligations of the debentures and borrowings. See Note 18.

In 2022, financial investments and cash equivalents (Note 5) in Brazilian R$ had an average yield of 102.59% of the CDI p.a. (2021: 102.50%) and financial investments and cash equivalents in foreign currency (Note 5) had an average yield of 1.18% p.a. (2021: 0.45% p.a.).

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

7 Trade accounts receivable

The Company’s average receivables term is generally 30 days; therefore, the carrying value of the trade accounts receivable approximates their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of December 31, 2022, the amounts of trade accounts receivable transferred and derecognized maturing after December 31, 2022, was R$3.5 billion (2021: R$3.5 billion). Loss recognized at the date of transfer of the abovementioned receivables were R$73 million (2021: R$39 million), recorded under Financial Expenses.

	Note	2022	2021
Customers
Domestic market
Third parties		1,533,675	2,851,701
Related parties	9	13,791	12,240
		1,547,466	2,863,941
Foreign market
Third parties		1,796,559	4,434,653
		1,796,559	4,434,653
Expected credit losses	(i)	(112,091)	(131,634)
Total		3,231,934	7,166,960

Current assets		3,231,934	7,153,565
Non-current assets		-	13,395
Total		3,231,934	7,166,960

(i)	According to the Management, the Company's Expected Credit Losses ("PCE") are considered sufficient to cover any losses on accounts receivable. To estimate this loss, the Company considers the following criteria: (i) receivables past due and falling due within 90 days, weighted by each client's operational risk; (ii) receivables in renegotiation process; (ii) receivables past due 90 to 180 days; (iv) receivables past due over 180 days; (v) receivables in collection by the courts; and (vi) receivables from clients classified with high operational risk. The table below shows PCE by maturity:

			2022			2021
	Trade accounts receivable	Expected credit losses	Total	Trade accounts receivable	Expected credit losses	Total

Accounts receivables not past due	2,687,775	(34,931)	2,652,844	6,705,123	(12,291)	6,692,832
Past due securities:	-	-
Up to 90 days	536,289	(6,783)	529,506	431,899	(2,264)	429,635
Between 91 to 180 days	25,015	(3,010)	22,005	45,134	(1,390)	43,744
Above 180 days	94,946	(67,367)	27,579	116,438	(115,689)	749

Total	3,344,025	(112,091)	3,231,934	7,298,594	(131,634)	7,166,960

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The changes in the expected credit loss are presented below:

	2022	2021	2020

Balance at the beginning of the year	(131,634)	(173,007)	(229,323)
Additions	(87,898)	(144,888)	(65,571)
Reversals	71,400	149,681	28,563
Write-off of securities considered uncollectible	36,041	36,580	93,324
Balance at the end of the year	(112,091)	(131,634)	(173,007)

Write-off

The gross carrying amount of a financial asset is written-off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

8 Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is recorded at the weighted average cost. In the case of manufactured inventories, besides raw materials and other consumables, cost includes an appropriate share of production overheads based on normal operating capacity.

	2022	2021

Finished goods	8,558,025	9,271,708
Semi-finished goods	663,182	568,914
Raw materials, production inputs and packaging	2,747,525	3,356,660
Maintenance materials	869,953	766,994
Advances to suppliers	124,285	62,573
Imports in transit	1,067,094	2,308,252
Total	14,030,064	16,335,101

The effect of the provision for inventories at the year is shown below:

		2022	2021	2020

Balance at the beginner of the year		82,218	122,572	82,195

Additions	(i)	533,471	97,911	120,483
Utilization/reversals		(103,583)	(138,265)	(80,106)

Balance at the end of the year		512,106	82,218	122,572

(i)	The increase in the provision refers mainly to the net realizable value of inventories in certain product lines, which is explained by the lower sales prices compared to the values of inventories recorded on the balance sheet due to the current economic scenario.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

9 Related parties

	Balances at December 31, 2022				Balances at December 31, 2021
	Novonor and				Novonor and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and
Balance sheet	and associates	subsidiaries	Other (i)	Total	and associates	subsidiaries	Other (i)	Total
Assets
Current
Trade accounts receivable	-	11,924	1,867	13,791	-	4,894	7,346	12,240
Inventories (advance to suppliers)	-	61,428	-	61,428	-	9,927	-	9,927
Dividends and interest on capital	-	-	4,296	4,296	-	-	-	-
Other receivabels	11,348	287	-	11,635	-	287	-	287
								-
Non-current								-
Other receivables	-	5,657	-	5,657	-	38,987	-	38,987
Total assets	11,348	79,296	6,163	96,807	-	54,095	7,346	61,441

Liabilities
Current
Trade payables	126,014	137,764	14,189	277,967	103,259	134,063	11,113	248,435
Other payables	4	233,133	314	233,451	-	296,984	345	297,329

Non-current
Trade payables	3,069	-	-	3,069	-	-	-
Loan to non-controlling shareholders of Braskem Idesa	-	-	2,498,093	2,498,093	-	-	3,646,538	3,646,538
Total liabilities	129,087	370,897	2,512,596	3,012,580	103,259	431,047	3,657,996	4,192,302

	Year ended December 31, 2022				Year ended December 31, 2021				Year ended December 31, 2020
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Transactions
Sales of products	-	182,218	437,514	619,732	–	171,665	540,855	712,520	–	182,521	326,825	509,346
Purchases of raw materials, finished goods services and utilities	(334,363)	(22,900,140)	(24,813)	(23,259,316)	(306,426)	(19,833,063)	(6,953)	(20,146,442)	(133,127)	(14,566,840)	(20,350)	(14,720,317)
Financial income (expenses), net	(854)	(33,656)	41,082	6,572	(141)	(11,758)	(245,819)	(257,718)	(452)	(3,810)	(818)	(5,080)
General and administrative expenses	-	–	(45,329)	(45,329)	–	-	(67,273)	(67,273)	–	–	(46,738)	(46,738)
Other income (expenses)	-	51,248	-	51,248	–	(217,497)	-	(217,497)	–	–	-	–

(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A e Vexty

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated
(a)	New and/or renewed agreements with related companies

As provided for in Braskem’s bylaws, the Board of Directors has the exclusive power to approve any contract with related parties that exceed R$20,000 per transaction or R$60,000 collectively per year. This is valid for contracts between Braskem and its subsidiaries and: (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Management Personnel of such entities; (ii) associates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem participates and any subsidiaries thereof.

The related parties that have significant relationship with the Company are as follows:

Novonor and its direct and indirect subsidiaries:

- Tenenge Montagem e Manutenção Ltda. (“Tenenge”)

In February 2022, the Company entered into an electromechanical assembly service agreement to expand the production capacity of the Ethylene-Ethanol Unit located in Trunfio, Rio Grande do Sul with Tenenge, with duration from February 9, 2022 to July 31, 2023. The estimated amount of the agreement is R$142 million.

Petrobras and its indirect joint ventures:

Petrobras

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

- Petrobras Transporte S.A. (“Transpetro”)

In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal (“TEMADRE”), tank storage, product transportation via the pipeline “ORMADRE” that connects TEMADRE to REFMAT, and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$203 million.

- Petrocoque S.A. Indústria e Comércio (“Petrocoque”)

In March 2021, the Company executed an amendment to extend the agreement with Petrocoque, for purchase of steam to be used as energy by Polyethylene plants. This amendment, summed to total amount of the original agreement, executed in September 2009, amounts to R$433 million and is valid until March 2024.

- Refinaria Alberto Pasqualini (“REFAP”)

In June 2020, the Company entered into a naphtha supply agreement with Petrobras for 450 kton/y, from the REFAP to our unit in the State of Rio Grande do Sul. The term of the agreement is from December 23, 2020 to December 31, 2025. The estimated amount of the agreement is R$2.5 billion.

In October 2021, the Company entered into a purchase agreement with Petrobras for 108 kton/year of polymer-grade propylene from REFAP, with delivery to Braskem’s polypropylene industrial units, PP1 and PP2, in Triunfo, Rio Grande do Sul. This agreement is in force from November 1, 2021 to October 31, 2022. The maximum amount of the agreement is estimated at R$630 million.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

- Refinaria Capuava (“RECAP”)

In December 2021, the Company entered into a purchase agreement with Petrobras for 140 kton/year of polymer-grade propylene from RECAP, with delivery to Braskem’s PP4 industrial unit (“PP4”) in Mauá, São Paulo,. The agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$3.3 billion for the purchase of propylene.

- Refinaria Duque de Caxias (“REDUC”)

In December 2021, the Company entered into a purchase agreement with Petrobras for 100 kton per year of polymer-grade propylene from REDUC, with delivery to Braskem’s PP5 industrial unit (“PP5”) in Rio de Janeiro. The agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$2.4 billion for the purchase of propylene.

- Refinaria Henrique Lage (“REVAP”)

In December 2021, the Company entered into a purchase agreement with Petrobras for 120 kton per year and 40 kton per year of polymer-grade propylene from REVAP, with delivery to Braskem’s PP3 and PP4 industrial units, respectively. This agreement is in force from January 1, 2022 to May 3, 2028 for the first 120 kton/year and from May 4, 2028 to June 30, 2029 for the remaining 40 kton/year. The maximum amount of the agreement is estimated at R$4.7 billion.

- Refinaria Planalto de Paulínia (“REPLAN”)

In December 2021, the Company entered into a purchase agreement with Petrobras for 220 kton per year of polymer-grade propylene from REPLAN, with delivery to Braskem’s PP3 industrial unit (“PP3”) in Paulínia, São Paulo. The agreement is in force from January 1, 2022 to May 3, 2028. The maximum amount of the agreement is estimated at R$8.1 billion for the purchase of propylene.

- Refinaria Presidente Getúlio Vargas (“REPAR”)

In December 2021, the Company entered into a purchase agreement with Petrobras for 150 kton per year of polymer-grade propylene from REPAR, with delivery to Braskem’s PP3 and PP4 industrial units. The agreement is in force from January 1, 2022 to December 6, 2029. The maximum amount of the agreement is estimated at R$6.8 billion.

- Companhia de Gás da Bahia (“Bahiagás”)

In December 2021, the Company entered into an amendment to the agreement governing the supply of natural gas by Bahiagás to Braskem, via local gas pipeline, effective until December 2022. The estimated amount of the amendment is R$752 million.

- Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”)

In March 2022, the Company entered into the agreement with Sulgás to acquire natural gas, via a local gas distribution pipeline, its terms to June 2023. The estimated amount of the amendment is R$270 million.

- Gás de Alagoas S.A. (“Algás”)

In March 2022, the Company entered into an amendment with Algás for the supply of natural gas to Braskem units located in the state of Alagoas, via a local gas distribution pipeline, its terms to December 2024. The estimated value of the amendment is R$1.5 billion.

Since July 2022, Petrobras has no more equity interest in Bahiagás, Sulgás and Algás and, upon which they ceased to be a related party to Braskem.

Non-controlling shareholders of Braskem Idesa:

- Grupo Idesa, S.A. de C.V.

- Etileno XXI, S.A. de C.V.

Loan payable to the non-controlling shareholders of Braskem Idesa, with maturity in December 2029 and contractual interest rate of 7% p.a. These funds were used by Braskem Idesa to finance the construction of its operational assets.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(b) Key management personnel compensation

The expenses related to the remuneration of key management personnel, including the Board of Directors, the Chief Executive Officer and vice-presidents, recorded in the profit or loss for the year, are shown as follows:

Statement of profit or loss transactions	2022	2021	2020
Remuneration
Short-term benefits	83,466	119,734	74,943
Post-employment benefit	1,636	2,121	961
Long term incentive plan	16,938	14,394	7,456
Total	102,040	136,249	83,360

Compensation of the Company’s key management personnel includes salaries, short and long-term incentives, non-cash benefits and contributions to a post-employment defined benefit plan (see Note 27).

10 Taxes recoverable

		2022	2021

Parent Company and subsidiaries in Brazil
Value-added tax on sales and services (ICMS)		410,138	291,424
ICMS - credits from PP&E		302,940	224,308
Social integration program (PIS) and social contribution on revenue (Cofins)	(a)	560,002	250,491
PIS and Cofins - credits from PP&E		546,427	447,476
REINTEGRA program		20,504	21,764
Federal tax credits	(b)	153,960	948,448
Other		68,514	89,205

Foreign subsidiaries
Value-added tax ("IVA")		579,672	348,021
Other		131,867	59,579
Total		2,774,024	2,680,716

Current assets		1,156,355	1,428,658
Non-current assets		1,617,669	1,252,058
Total		2,774,024	2,680,716

(a) PIS and COFINS

Complementary Law 194/2022 was published, which reduced to zero the rates of the contributions levied on sales of fuels, which increased the respective credits.

(b) Federal tax credits

Up to December 31, 2021, the balance was primarily composed of federal tax credits related to exclusion of ICMS from the PIS and Cofins tax calculation base. As of December 31, 2022, of the total tax credit recorded by the Company related to this tax, since 2019, R$5,093,151 has been offset, with the decision on the credit becoming final and unappealable.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

11 Investments

See the accounting policy in Note 2.3 Basis of Consolidation.

(a) Information on investments

		Net profit (loss) for the year			Equity
		2022	2021	2020	2022	2021
Jointly-controlled investment
RPR	(i)	76,450	312	(63,525)	110,040	50,064
Bioglycols LLC	(ii)	(3,977)	-		80,757	-
Associate
Borealis	(iii)	53,617	45,490	6,019	252,053	205,568

(i)	RPR's main activities are the refining, processing and sale and import of oil, its byproducts and correlated products. The percentage of Braskem's equity interest in the capital of RPR on December 31, 2022 is 33.20% (2021: 33.20%).
(ii)	Bioglycols was incorporated in March 2022, which currently is in the pre-operational phase. Its main activities will be the production and marketing of monoethylene glycol (MEG) and monopropylene glycol (MPG).
(iii)	Borealis' main activities are the production and commercialization of petrochemical byproducts and correlated products. The percentage of Braskem's ownership interest in the capital of Borealis on December 31, 2022 is 20% (2021: 20%).

(b) Changes in investments

	Borealis	RPR	Bioglycols LLC	Other	Total

Balance at 2020	32,272	10,697	-	184	43,153

Dividends and interest on equity	(295)	-			(295)
Equity in results of investees	9,136	103	-		9,239
Other comprehensive income		5,825			5,825
Other				1,001	1,001

Balance at 2021	41,113	16,625	–	1,185	58,923

Dividends and interest on equity	(5,013)	(4,296)			(9,309)
Equity in results of investees	11,296	25,384	(1,832)		34,848
Other comprehensive income		(1,174)	1,299	(788)	(663)
Capital increase			41,908	23,061	64,969
Other				255	255

Balance at 2022	47,396	36,539	41,375	23,713	149,023

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(c) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which holds a non-controlling interest with material effects on the Company’s consolidated statements:

Statement of Financial Position	Consolidated Braskem without the effect off Braskem Idesa consolidated		Consolidated Braskem Idesa (i)			Eliminations		Consolidated
	2022	2021	2022	2021		2022	2021	2022	2021
Assets
Curent
Cash and cash equivalents	10,282,142	6,907,355	2,184,332	1,773,331		-	-	12,466,474	8,680,686
Financial investments	2,295,497	3,492,710	-	-		-	-	2,295,497	3,492,710
Trade accounts receivable	3,621,335	6,607,762	73,195	1,225,479		(462,596)	(679,676)	3,231,934	7,153,565
Inventories	12,921,617	15,325,001	1,108,447	1,010,100		-	-	14,030,064	16,335,101
Taxes recoverable	905,844	1,402,100	250,511	26,558		-	-	1,156,355	1,428,658
Recoverable income taxes	392,062	1,189,812	-	-		-	-	392,062	1,189,812
Derivatives	157,906	33,816	-	-		-	-	157,906	33,816
Other receivables	628,447	841,473	68,544	137,624		30,373	-	727,364	979,097

Total current assets	31,204,850	35,800,029	3,685,029	4,173,092		(432,223)	(679,676)	34,457,656	39,293,445

Non-current
Taxes recoverable	1,328,695	983,655	288,974	268,403		-	-	1,617,669	1,252,058
Recoverable income taxes	252,995	230,069	-	-		-	-	252,995	230,069
Deferred tax assets	6,671,492	6,481,642	488,116	1,775,610		(801,007)	-	6,358,601	8,257,252
Related parties	7,250,756	10,064,320	-	-	(ii)	(7,250,756)	(10,064,320)	-	-
Derivatives	71,544	51	-	-		-	-	71,544	51
Judicial deposits	215,274	194,212	-	-		-	-	215,274	194,212
Other receivables	187,107	370,928	563	24,964		-	-	187,670	395,892
Investments	149,023	58,923	-	-		-	-	149,023	58,923
Property, plant and equipment	24,319,015	23,510,588	14,126,939	14,483,720	(iii)	(682,659)	(769,178)	37,763,295	37,225,130
Intangible	2,730,124	2,572,675	292,020	304,624		-	-	3,022,144	2,877,299
Right of use of assets	3,638,507	2,427,633	910,900	352,404	(v)	(596,420)	-	3,952,987	2,780,037

Total non current assets	46,814,532	46,894,696	16,107,512	17,209,725		(9,330,842)	(10,833,498)	53,591,202	53,270,923

Total assets	78,019,382	82,694,725	19,792,541	21,382,817		(9,763,065)	(11,513,174)	88,048,858	92,564,368

Liabilities and shareholders' equity
Current
Trade payables	11,418,031	11,861,563	1,291,347	871,379		(462,596)	(679,676)	12,246,782	12,053,266
Borrowings	1,254,550	1,343,494	-	-		-	-	1,254,550	1,343,494
Debentures	127,801	59,088	-	-		-	-	127,801	59,088
Braskem Idesa Borrowings	-	-	868,635	86,765		-	-	868,635	86,765
Payroll and related charges	789,441	1,095,040	38,385	75,306		-	-	827,826	1,170,346
Taxes payable	481,729	1,003,813	9,322	8,303		-	-	491,051	1,012,116
Income taxes payable	381,117	1,672,844	-	-		-	-	381,117	1,672,844
Lease	955,225	598,523	195,518	76,843	(v)	(111,037)	-	1,039,706	675,366
Provision - geological event in Alagoas	4,247,609	4,378,071	-	-		-	-	4,247,609	4,378,071
Other payables	2,645,828	2,495,544	24,283	246,623		30,059	-	2,700,170	2,742,167

Total current liabilities	22,301,331	24,507,980	2,427,490	1,365,219		(543,574)	(679,676)	24,185,247	25,193,523

Non-current
Loan agreements	31,310,710	33,553,766	-	-		-	-	31,310,710	33,553,766
Braskem Idesa Borrowings	-	-	10,501,683	12,224,770		-	-	10,501,683	12,224,770
Debentures	3,023,674	137,830	-	-		-	-	3,023,674	137,830
Accounts payable to related parties	-	-	7,175,837	10,134,287	(ii)	(7,175,837)	(10,134,287)	-	-
Loan to non-controlling shareholders of Braskem Idesa	-	-	2,498,093	3,646,538		-	-	2,498,093	3,646,538
Deferred tax liabilities	904,521	1,407,434	1,049,967	-		(801,007)	-	1,153,481	1,407,434
Provision for losses on subsidiaries	4,094,535	5,284,666	-	-	(iv)	(4,094,535)	(5,284,666)	-	-
Lease	2,942,284	2,147,745	746,285	333,303	(v)	(487,745)	-	3,200,824	2,481,048
Provision - geological event in Alagoas	2,378,949	3,283,188	-	-		-	-	2,378,949	3,283,188
Other payables	3,590,317	4,406,733	97,663	25,710		-	-	3,687,980	4,432,443

Total non current liabilities	48,244,990	50,221,362	22,069,528	26,364,608		(12,559,124)	(15,418,953)	57,755,394	61,167,017

Shareholders' equity
Attributable to the Company's shareholders	7,321,798	7,865,819	(4,704,477)	(6,347,010)		4,704,478	6,347,010	7,321,799	7,865,819

Non-controlling interest in subsidiaries	151,263	99,564	-	-		(1,364,845)	(1,761,555)	(1,213,582)	(1,661,991)

Total shareholders equity	7,473,061	7,965,383	(4,704,477)	(6,347,010)		3,339,633	4,585,455	6,108,217	6,203,828

Total liabilities and shareholders' equity	78,019,382	82,694,725	19,792,541	21,382,817		(9,763,065)	(11,513,174)	88,048,858	92,564,368

(i)	Consolidation of Braskem Idesa with its subsidiaries Braskem Idesa Servicios and Terminal Química.
(ii)	Loan from Braskem Holanda to the Braskem Idesa project.
(iii)	Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv)	Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v)	Sublease agreed between the subsidiary Braskem Holanda and Braskem Idesa.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Statement of profit or loss	Consolidated Braskem without the effect of
	Braskem Idesa consolidated			Consolidated Braskem Idesa			Eliminations			Consolidated
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020

Net revenue	93,038,949	101,448,155	55,779,528	5,953,229	6,333,199	4,046,581	(2,472,894)	(2,156,153)	(1,282,615)	96,519,284	105,625,201	58,543,494
Cost of products sold	(82,624,987)	(72,471,291)	(45,563,723)	(5,074,693)	(3,321,601)	(3,112,129)	2,539,132	2,224,661	1,344,438	(85,160,548)	(73,568,231)	(47,331,414)

Gross profit	10,413,962	28,976,864	10,215,805	878,536	3,011,598	934,452	66,238	68,508	61,823	11,358,736	32,056,970	11,212,080

Income (expenses)
Selling and distribution	(1,890,181)	(1,834,303)	(1,609,844)	(218,236)	(221,337)	(242,211)	–	–	–	(2,108,417)	(2,055,640)	(1,852,055)
(Loss) reversals for impairment of trade accounts receivable	(38,248)	(8,736)	(55,074)	(178)	(178)	(178)	–	–	–	(38,426)	(8,914)	(55,252)
General and administrative	(2,545,044)	(2,292,884)	(1,739,541)	(216,098)	(229,334)	(179,350)	(2,841)	91	144	(2,763,983)	(2,522,127)	(1,918,747)
Research and development	(374,493)	(296,583)	(250,648)	–	–	–	–	–	–	(374,493)	(296,583)	(250,648)
Results from equity-accounted investees	(1,078,115)	(82,709)	(1,026,922)	7	–	–	1,112,956	87,353	1,007,524	34,848	4,644	(19,398)
Other income	505,629	1,530,443	748,923	1,704	4,044	1,826	–	–	–	507,333	1,534,487	750,749
Other expenses	(2,305,411)	(2,651,425)	(7,573,874)	(38,114)	(17,865)	(364,747)	-	-	-	(2,343,525)	(2,669,290)	(7,938,621)

Operating profit	2,688,099	23,340,667	(1,291,175)	407,621	2,546,928	149,792	1,176,353	155,952	1,069,491	4,272,073	26,043,547	(71,892)

Financial results
Financial expenses	(5,013,176)	(4,750,895)	(3,851,233)	(1,817,551)	(1,618,020)	(1,505,628)	1,168,034	461,760	443,496	(5,662,693)	(5,907,155)	(4,913,365)
Financial income	2,558,268	2,276,312	1,032,530	610,792	12,886	11,150	(1,158,926)	(461,760)	(443,496)	2,010,134	1,827,438	600,184
Exchange rate variations, net	(643,377)	(2,884,292)	(4,823,269)	235,314	(1,164,697)	(482,125)	(164,107)	46,182	6,683	(572,170)	(4,002,807)	(5,298,711)

Finance income (cost)	(3,098,285)	(5,358,875)	(7,641,972)	(971,445)	(2,769,831)	(1,976,603)	(154,999)	46,182	6,683	(4,224,729)	(8,082,524)	(9,611,892)

(Loss) profit before income tax
and social contribution	(410,186)	17,981,792	(8,933,147)	(563,824)	(222,903)	(1,826,811)	1,021,354	202,134	1,076,174	47,344	17,961,023	(9,683,784)

Income taxes	95,651	(3,991,055)	2,253,684	(963,386)	(8,348)	414,794	-	-	-	(867,735)	(3,999,403)	2,668,478

(Loss) net profit for the year	(314,535)	13,990,737	(6,679,463)	(1,527,210)	(231,251)	(1,412,017)	1,021,354	202,134	1,076,174	(820,391)	13,961,620	(7,015,306)

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Statement of cash flows	Consolidated Braskem without the effect of
	Braskem Idesa consolidated			Consolidated Braskem Idesa					Eliminations			Consolidated
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020

(Loss) profit before taxes	(410,186)	18,348,774	(8,933,147)	(563,824)	(222,903)	(1,826,811)	1,021,354	(164,848)	1,076,174	47,344	17,961,023	(9,683,784)

Adjustments for reconciliation of profit (loss)										–	–	–
Depreciation and amortization	3,944,259	3,432,816	2,995,609	901,194	796,861	1,114,439	(112,288)	(51,244)	(61,967)	4,733,165	4,178,433	4,048,081
Results from equity-accounted investees	1,078,108	(78,567)	1,026,922	–	–	–	(1,112,956)	73,923	(1,007,524)	(34,848)	(4,644)	19,398
Interest and monetary and exchange variations, net	1,788,259	3,604,357	8,541,980	759,378	2,564,905	1,921,975	154,999	142,169	(6,683)	2,702,636	6,311,431	10,457,272
Reversal of provisions	370,153	819,130	336,838	–	–	–	–	–	–	370,153	819,130	336,838
Provision - geological event in Alagoas	1,520,019	1,339,765	6,901,828	–	–	–	–	–	–	1,520,019	1,339,765	6,901,828
PIS and Cofins credits - exclusion of ICMS from the calculation basis	–	(1,031,099)	(310,557)	–	–	–	–	–	–	–	(1,031,099)	(310,557)
Loss for impairment of trade accounts receivable	38,426	10,134	55,252	–	(1,220)	–	–	–	–	38,426	8,914	55,252
Provision for losses and write-offs of long-lived assets	130,366	114,148	8,794	629	1,039	–	–	–	–	130,995	115,187	8,794

Adjustments for reconciliation of profit	8,459,404	26,559,458	10,623,519	1,097,377	3,138,682	1,209,603	(48,891)	–	–	9,507,890	29,698,140	11,833,122

Changes in operating working capital	–	–		–	–		–			–
Judicial deposits - unfreezing (blocking) Public Civil Action	–	–	3,746,107	–	–	–	–	–	–	–	–	3,746,107
Financial investments	1,530,050	296,957	(1,860,827)	–	–	–	–	–	–	1,530,050	296,957	(1,860,827)
Trade accounts receivable	2,751,788	(1,739,822)	(2,247,729)	1,126,559	(619,688)	(152,971)	(217,080)	184,225	212,874	3,661,267	(2,175,285)	(2,187,826)
Inventories	2,246,770	(7,176,104)	(309,492)	(108,609)	(398,181)	56,958	–	–	–	2,138,161	(7,574,285)	(252,534)
Taxes recoverable	928,181	4,958,779	1,584,911	(245,724)	4,808	(52,357)	–	–	–	682,457	4,963,587	1,532,554
Prepaid expenses	–	–	(172,027)	–	–	465,812	–	–	–	–	–	293,785
Other receivables	297,209	(269,721)	44,513	13,580	71,165	352,590	–	–	–	310,789	(198,556)	397,103
Trade payables	(73,230)	955,475	(2,926,585)	370,229	428,364	137,895	217,080	(184,225)	(212,874)	514,079	1,199,614	(3,001,564)
Taxes payable	(1,085,427)	(2,878,056)	965,191	76,071	(129,432)	(515,430)	–	–	–	(1,009,356)	(3,007,488)	449,761
Advances from customers	–	–	224,764	–	–	(25,776)	–	–	–	–	–	198,988
Leniency agreement	(317,867)	(389,087)	(349,842)	-	–	–	–	–	–	(317,867)	(389,087)	(349,842)
Sundry provisions	(219,313)	(482,565)	(158,915)	(187,274)	168,371	13,560	–	–	–	(406,587)	(314,194)	(145,355)
Geological event in Alagoas	(2,742,791)	(2,928,081)	(1,181,931)	-	–	–	–	–	–	(2,742,791)	(2,928,081)	(1,181,931)
Other payables	(384,838)	823,515	(217,997)	(5,889)	(18,063)	33,810	–	–	–	(390,727)	805,452	(184,187)

Cash generated from operations	11,389,936	17,730,748	7,763,660	2,136,320	2,646,026	1,523,694	(48,891)	–	–	13,477,365	20,376,774	9,287,354

Interest paid	(2,118,043)	(2,207,196)	(1,946,931)	(786,836)	(676,237)	(789,890)	–	–	–	(2,904,879)	(2,883,433)	(2,736,821)
Income taxes	(1,620,616)	(2,697,829)	(252,479)	(131)	(9,027)	(5,063)	–	–	–	(1,620,747)	(2,706,856)	(257,542)

Net cash generated by operating activities	7,651,277	12,825,723	5,564,250	1,349,353	1,960,762	728,741	(48,891)	–	–	8,951,739	14,786,485	6,292,991

Proceeds from the sale of fixed assets and intangible assets	2,438	40,353	33,140	–	–	–	–		–	2,438	40,353	33,140
Additions to investment in subsidiaries	(107,090)	–		–	–		–			(107,090)	–	–
Dividends received	5,660	295	4,822	–	–	–	–		–	5,660	295	4,822
Acquisitions to property, plant and equipment and intangible assets	(4,153,707)	(3,249,132)	(2,653,009)	(694,574)	(172,192)	(106,780)	–	–	–	(4,848,281)	(3,421,324)	(2,759,789)

Net cash used in investing activities	(4,252,699)	(3,208,484)	(2,615,047)	(694,574)	(172,192)	(106,780)	–	–	–	(4,947,273)	(3,380,676)	(2,721,827)

Short-term and long-term debt
Acquired	6,418,208	16,308	13,049,459	-	–	–	–	–	–	6,418,208	16,308	13,049,459
Payments	(3,855,662)	(9,413,909)	(8,734,505)	-	–	–	–	–	–	(3,855,662)	(9,413,909)	(8,734,505)
Braskem Idesa borrowings										–	–	–
Acquired	–	–		-	7,271,658	–	–	–		–	7,271,658	–
Payments	–	–		(45,311)	(7,995,045)	(905,210)	–	–		(45,311)	(7,995,045)	(905,210)
Related parts	–	216,862		(34,122)	(226,407)		–	–		(34,122)	(9,545)	–
Loan to non-controlling shareholders of Braskem Idesa - payment						(37,618)				–	–	(37,618)
Lease	(836,718)	(787,932)	(610,392)	(141,063)	(53,774)	(51,676)	48,891	–	–	(928,890)	(841,706)	(662,068)
Dividends paid	(1,350,293)	(5,993,265)	(2,380)	–	–	–	–	–	–	(1,350,293)	(5,993,265)	(2,380)
Non-controlling interest in subsidiaries	21,162	–	(534,456)	–	–	–	–	–	–	21,162	–	(534,456)

Cash generated (used) in financing activities	396,697	(15,961,936)	3,167,726	(220,496)	(1,003,568)	(994,504)	48,891	–	–	225,092	(16,965,504)	2,173,222

Exchange variation on cash of foreign subsidiaries	(420,488)	293,633	1,054,845	(23,282)	83,896	259,741	–	–	–	(443,770)	377,529	1,314,586

Increase in cash and cash equivalents	3,374,787	(6,051,064)	7,171,774	411,001	868,898	(112,802)	-	-	-	3,785,788	(5,182,166)	7,058,972

Represented by
Cash and cash equivalents at the beginning for the period	6,907,355	12,958,419	5,786,645	1,773,331	904,433	1,017,235	–	–	–	8,680,686	13,862,852	6,803,880
Cash and cash equivalents at the end for the period	10,282,142	6,907,355	12,958,419	2,184,332	1,773,331	904,433	–	–	–	12,466,474	8,680,686	13,862,852

Increase in cash and cash equivalents	3,374,787	(6,051,064)	7,171,774	411,001	868,898	(112,802)	-	-	-	3,785,788	(5,182,166)	7,058,972

12 Property, plant and equipment

Items of property, plant and equipment are measured at the historical cost of acquisition or construction, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

The machinery, equipment and facilities require inspections, replacement of components and maintenance at regular intervals. The Company makes shutdowns at regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or only relevant pieces of equipment, such as industrial boilers, turbines and tanks. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the stoppage’s subject matter and are fully depreciated until the beginning of the following related stoppage.

Depreciation starts when the assets become available and is calculated using the straight-line method, based on the useful life estimated by the Company’s technicians in the management of the plants. The useful lives of assets are reviewed at each reporting date.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The main factors taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The estimated useful lives applied to the assets determined the following average percentage of rates per year:

	2022	2021
Buildings and improvements	3.03	2.92
Machinery, equipment and installations	7.32	6.74
Furniture and fixtures	10.06	10.06
IT equipment	21.03	21.18
Lab equipment	9.59	9.53
Security equipment	10.50	10.04
Vehicles	19.51	18.82
Other	18.09	17.05

Borrowing costs are capitalized when associated with ongoing projects, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

In 2022, capitalized borrowing costs amounted to R$203,135 (2021: R$192,207). The average rate of these charges in the year was 8.51% p.a. (2021: 8.33% p.a.).

As of December 31, 2022, the acquisition of property, plant and equipment with payment installments is R$525,192 (2021: R$295,056).

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(a) Reconciliation of carrying amount

	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total

Cost	683,031	8,281,424	53,401,832	4,389,105	2,038,666	68,794,058
Accumulated depreciation and amortization	-	(3,159,185)	(28,268,867)	-	(1,436,857)	(32,864,909)
Balance as of December 31, 2020	683,031	5,122,239	25,132,965	4,389,105	601,809	35,929,149

Acquisitions	-	338	160,297	3,388,078	3,421	3,552,134
Capitalized financial charges	-	-	-	192,207	-	192,207
Foreign currency translation adjustment
Cost	17,046	287,866	1,118,655	74,428	23,859	1,521,854
Depreciation	-	(88,406)	(313,267)	-	(16,760)	(418,433)
Transfers by concluded projects	244	13,965	3,207,833	(3,412,665)	190,623	-
Transfers to inventory	-	-	-	(16,838)	-	(16,838)
Transfers to intangible	-	31,495	(11,673)	(73,397)	(11,847)	(65,422)
Disposals
Cost	(10,856)	9,723	(353,274)	(91,485)	(41,066)	(486,958)
Depreciation	-	168	387,005	-	9,206	396,379
Depreciation	-	(195,900)	(3,038,176)	-	(143,164)	(3,377,241)
Transfers to "non-current assets held for sale"	(1,701)	-	(2)	-	2	(1,701)
Transfers Others	-		118,629	(40,095)	(78,534)
Net book value	687,764	5,181,488	26,408,992	4,409,338	537,549	37,225,130
Cost	687,764	8,591,020	57,535,343	4,449,433	2,215,503	73,479,063
Accumulated depreciation	-	(3,409,532)	(31,126,351)	(40,095)	(1,677,954)	(36,253,933)
Balance as of December 31, 2021	687,764	5,181,488	26,408,992	4,409,338	537,549	37,225,130

Acquisitions	-	1,709	296,719	4,643,953	7,603	4,949,985
Additions through acquisition of ER Plastics	-	20,868	56,288	-	362	77,518
Capitalized financial charges	-	-	-	203,135	-	203,135
Foreign currency translation adjustment						-
Cost	(19,916)	(173,496)	(941,271)	(38,966)	(28,592)	(1,202,241)
Depreciation	-	51,263	285,016	-	20,269	356,548
Transfers by concluded projects	-	86,609	2,688,220	(2,915,496)	140,667	–
Transfers to intangible	-	-	-	(13,597)	-	(13,597)
Disposals						-
Cost	(3)	(7)	(926,944)	(20,665)	(16,689)	(964,308)
Depreciation	-	-	815,220	-	13,715	828,934
Depreciation	-	(203,358)	(3,347,376)	-	(147,074)	(3,697,809)
Net book value	667,845	4,965,077	25,334,863	6,267,702	527,809	37,763,295
Cost	667,845	8,526,704	58,708,355	6,307,797	2,318,854	76,529,554
Accumulated depreciation	-	(3,561,627)	(33,373,492)	(40,095)	(1,791,045)	(38,766,259)
Balance as of December 31, 2022	667,845	4,965,077	25,334,863	6,267,702	527,809	37,763,295

(i)	As of December 31, 2022, the main amounts recorded under this item corresponded to expenditures with scheduled maintenance shutdowns at plants in the amount of R$2,343,313 (2021: R$1,473,396), capitalized financial charges in the amount of R$365,374 (2021: R$237,519), inventories of spare parts in the amount of R$566,873 (2021: R$534,875), strategic projects ongoing in Brazil in the amount of R$713,813 (2021: R$351,657) and in Braskem America in the amount of R$126,055 (2021: R$136,342). The remainder corresponds mainly to projects for maintaining the production capacity of plants.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Property, plant and equipment by country

	2022	2021

Brazil	17,204,824	15,867,387
Mexico	13,444,279	13,714,543
United States of America	6,729,469	7,281,077
Germany	294,612	356,288
Netherland	89,841	5,691
Other	270	144
	37,763,295	37,225,130

(b) Impairment loss

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

The recoverable value of an asset or Cash Generating Unit (“CGU”) is the greatest of the value in use and its fair value less sales costs. The value in use is based on estimated future cash flows, discounted to present value using a discount rate before tax that reflects the current market assessments of the time value of money and the specific risks related to the asset or CGU.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as: product lines, individual locations and the way Management monitors and makes decisions about its business.

No events indicated that the carrying amount exceeds its recoverable amount as of December 31, 2022 and 2021.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

13 Intangible assets

				Customers
		Brands	Software	and Suppliers
	Goodwill	and Patents	licenses	Agreements	Total
Cost	3,187,678	499,515	1,010,201	392,246	5,089,640
Accumulated amortization	(1,128,804)	(214,455)	(683,157)	(234,533)	(2,260,949)
Balance as of December 31, 2020	2,058,874	285,060	327,044	157,713	2,828,691

Acquisitions	-	670	67,686	420	68,776
Foreign currency translation adjustment	-				14,271
Cost	-	12,443	13,023	-	25,466
Amortization	-	(2,711)	(8,484)	-	(11,195)
Transfers from property, plant and equipment	-	28,770	36,652	-	65,422
Other write-offs, net of amortization	-	-	(3,393)	-	(3,393)
Amortization	-	(10,444)	(64,008)	(22,016)	(96,468)
Net book value	2,058,874	313,789	368,520	136,117	2,877,299
Cost	3,187,678	549,196	1,123,619	392,666	5,253,159
Accumulated amortization	(1,128,804)	(235,408)	(755,099)	(256,549)	(2,375,860)
Balance as of December 31, 2021	2,058,874	313,789	368,520	136,117	2,877,299

Acquisitions	-	1,307	144,930	913	147,150
Additions through acquisition of ER Plastics	-	21,162	-	66,571	87,733
Goodwill acquisition of ER Plastics	28,402	-	-	-	28,402
Foreign currency translation adjustment	-			-	-
Cost	-	(7,407)	(19,762)	-	(27,170)
Amortization	-	2,711	14,440	-	17,150
Transfers from property, plant and equipment	-	-	13,597	-	13,597
Other write-offs, net of amortization	-	-	(10,011)	-	(10,011)
Amortization	-	(10,575)	(79,774)	(21,659)	(112,008)
Net book value	2,087,276	320,986	431,939	181,943	3,022,144
Cost	3,216,080	564,258	1,252,373	460,150	5,492,861
Accumulated amortization	(1,128,804)	(243,272)	(820,434)	(278,207)	(2,470,717)
Balance as of December 31, 2022	2,087,276	320,986	431,939	181,943	3,022,144

(a)	Goodwill

Goodwill is measured as the excess between the consideration transferred and to be transferred to obtain control and the fair value of the identified assets and liabilities assumed from the acquired entity. Goodwill is allocated to the CGUs or groups of assets that are expected to benefit from the synergies of the business combination. Goodwill arising before the adoption of the IFRS pronouncements was amortized in the accounting books until December 2008. From 2009 on, it has been subjected to annual impairment tests.

Impairment testing is based on estimated cash generation in each CGU or groups of assets, extracted from the Company’s five-year Business Plan (see Note 22.2) and from the Management plan for a period greater than 5 years to reflect the industry cycle patterns, with a total projection period of 10 years.

Perpetuity is also calculated based on the long-term vision and excluding real growth. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (“WACC”).

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The table below shows the results obtained in the tests conducted by the Company in December 2022:

	Allocated	Recoverable	Book		Discount
	goodwill	amount	value (i)	CF/Book value	rate

Northeastern petrochemical complex	475,780	7,305,045	3,124,332	2.3	14.68%
Southern petrochemical complex	1,390,741	20,840,873	6,781,881	3.1	15.85%
Vinyls	192,353	5,050,166	2,880,156	1.8	14.70%

(i)	The book value includes, in addition to goodwill, property, plant and equipment and intangible assets with defined useful lives and working capital.

The inflation rate considered for perpetuity was 3%.

Given the potential impact on cash flows of the “discount rate” and “perpetuity”, the Company conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

Schedule of potential impact on cash flows of the discount rate and perpetuity
	+0.5% on	-0.5% on
	discount rate	perpetuity
CGU
Northeastern petrochemical complex	6,822,642	7,044,458
Southern petrochemical complex	19,744,124	20,351,277
Vinyls	4,741,224	4,930,076

The main assumptions used for projecting cash flows are related to the projection of macroeconomic indicators, international prices, and global and local demand in the countries where the Company has operational plants. Macroeconomic indicators include items such as: foreign exchange rates, inflation, and interest rates, among others.

Prices for key petrochemical products are obtained from a specialized third-party consulting firm, drawing on projections reviewed and supplemented based on Management’s experience. Final prices take into consideration the meetings of specific internal committees and the knowledge of the Company’s experts in preparing the benchmarks for each market.

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

Amortization is calculated using the straight-line method based on the estimated useful life of the items, and reviewed every reporting date, as follows, for consolidated purposes:

- Brands and patents	10-20 years
- Software licenses and rights of use	5-10 years
- Customers and suppliers’ agreements	14-28 years

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only when the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

Based on Management’s assessment, there were no events indicating that the carrying amount exceeds its recoverable amount as of December 31, 2022 and 2021.

(c)	Intangible assets by country

	2022	2021

Brazil	2,571,011	2,526,999
Mexico	292,020	304,624
Netherland	122,447
United States of America	22,820	24,404
Germany	13,839	21,253
Other	7	19
	3,022,144	2,877,299

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

As a lessee, the Company, to determine the enforceable term of the lease, considers all facts and circumstances that create an economic incentive for exercising the option to extend the lease.

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

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Changes in right-of-use assets:

	Balance as of				Foreign currency	Balance as of
	31/12/2021	Acquisitions	Depreciation	Disposal	translation adjustment	31/12/2022
Rail cars	986,061	72,506	(173,272)	(5,359)	(53,740)	826,196
Machinery and equipment	793,254	1,147,145	(330,971)	(5,970)	(804)	1,602,654
Vessels	696,661	811,372	(385,968)	-	(1,793)	1,120,272
Buildings and constructions	265,312	102,040	(75,319)	-	(213)	291,820
Vehicles	29,449	102,827	(26,158)	-	(120)	105,998
Computer equipment and goods	9,300	417	(3,590)	-	(80)	6,047
Total	2,780,037	2,236,307	(995,278)	(11,329)	(56,750)	3,952,987

	Balance as of				Foreign currency	Balance as of
	12/31/2020	Acquisitions	Depreciation	Disposal	translation adjustment	31/12/2021
Rail cars	1,007,336	102,648	(187,915)	-	63,992	986,061
Machinery and equipment	749,728	281,113	(207,985)	(30,245)	643	793,254
Vessels	834,848	258,201	(399,677)	-	3,289	696,661
Buildings and constructions	259,896	52,897	(52,997)	(6,333)	11,849	265,312
Vehicles	33,888	51,171	(24,078)	(31,667)	135	29,449
Computer equipment and goods	16,699	542	(4,334)	(3,682)	75	9,300
Total	2,902,395	746,573	(876,986)	(71,928)	79,983	2,780,037

In 2022, the expense related to the short-term and low-value leases was R$42 million (2021: R$7.2 million).

To optimize lease costs during the lease term, the Company must provide guaranteed residual amounts for the leased asset. For certain lease agreements for rail cars, the Company guaranteed any difference between the flow of contractual payments and the fair value of these assets upon the end of the enforceable term, limited to R$65,529 as of December 31, 2022 (2021: R$70,085).

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

The Company’s incremental borrowing rate corresponds to the one the Company would have pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use in a similar economic environment. The weighted average incremental rate applied in 2022 was 5.8% p.a. (2021: 5.18% p.a.). The lease liability is measured at amortized cost.

Changes in lease liabilities:

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

	2022	2021

As of December 31	3,156,414	3,207,886

Acquired	2,232,043	746,573
Additions through acquisition of ER Plastics	4,264
Disposals	(12,568)	(50,473)
Interests and monetary and exchange variations, net	83,871	206,375
Currancy translation adjustments	(73,585)	85,984
Payments	(928,890)	(841,706)
Interest paid	(221,019)	(198,225)
As of December 31	4,240,530	3,156,414

Current liability	1,039,706	675,366
Non-current liability	3,200,824	2,481,048
Total	4,240,530	3,156,414

The table below presents the obligations (minimum annual commitments) related to undiscounted lease agreements, by maturity, and therefore may not correspond to the respective operations in the statement of financial position.

	2022	2021

2022		777,410
2023	1,109,048	633,141
2024	855,803	493,147
2025	630,074	399,924
2026+	2,388,252	1,073,620
Total	4,983,177	3,377,242

(c)	Extension Options

Some leases contain extension options that can be exercised by the Company. The extension options held are exercised only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

(d)	Non-cash transactions

In 2022, non-cash transactions are R$1,909,816 (2021: R$565,774).

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(e)	Uninitiated lease arrangements

The Company has committed to lease agreements not yet effective as of December 31, 2022. The present value of the commitments corresponds to R$ 546 million, and the main agreements refer to: (i) construction of two vessels for ethane gas transportation; and (ii) a research and development laboratory located in Boston, United States. All have an expected completion date by 2024.

The cash flows related to the contracts are shown below:

	Discounted	Undiscounted
	2022	2022
2023	1,014	1,080
2024	52,258	55,678
2025	49,390	56,067
2026	46,687	56,468
2027+	396,669	712,541
Total	546,017	881,835

15 Trade payables

	Note	2022	2021
Trade payables:
Domestic market
Third parties		1,748,853	1,492,223
Third parties (forfait)	(i)	682,396	487,806
Total Third parties		2,431,249	1,980,029

Related parties		196,440	208,287
Related parties (forfait)	(i)	81,527	40,148
Total Related parties	9	277,967	248,435

Foreign market	(ii)
Third parties		9,540,635	9,936,266
		12,249,851	12,164,730

Current liabilities		12,246,782	12,053,266
Non-current liabilities		3,069	111,464
Total		12,249,851	12,164,730

(i)	The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.
(ii)	Includes R$5.8 billion (2021: R$4.7 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

16 Borrowings

(a) Borrowings

		Annual financial charges (%)	2022	2021
Foreign currency
Bonds		Note 16 (b)	26,124,158	30,322,998
Export prepayment and export credit notes	(i)	US$ exchange variation + Term SOFR quarterly + 1,79	1,514,651	-
Other		Note 16 (c)	3,880,165	4,703,059
Transactions costs			(453,532)	(594,048)
			31,065,442	34,432,009

Current liabilities			1,177,144	1,284,483
Non-current liabilities			29,888,298	33,147,526
Total			31,065,442	34,432,009

Local currency
Agribusiness Credit Notes ("CRA")		Note 16 (d)	763,396	-
BNDES		IPCA + 6.04	386,534	435,778
Export credit notes		100.00 of CDI + 1.30	348,885	-
Other fixed interest loans		Interest between 3.5 and 6.5	18,671	24,864
Other variable interest loans		IPCA + interest between 2.39 and 2.78	3,525	4,616
Transactions costs			(21,193)	(7)
			1,499,818	465,251

Current liabilities			77,406	59,011
Non-current liabilities			1,422,412	406,240
Total			1,499,818	465,251

Foreign currency and local currency
Current liabilities			1,254,550	1,343,494
Non-current liabilities			31,310,710	33,553,766
Total			32,565,260	34,897,260
(i)	Maturity in June 2027.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The maturity profile of the long-term borrowings is as follows:

	2022	2021

2023	-	1,199,143
2024	2,143,624	3,965,917
2025	603,743	645,517
2026	581,625	622,032
2027	2,356,678	552,171
2028	7,281,841	7,081,301
2029	287,178	230,557
2030	7,995,727	8,535,493
2031	106,661	61,617
2033 and thereafter	9,953,633	10,660,018
Total	31,310,710	33,553,766

(b) Bonds

			Interest
Issue date		Maturity	(% per year)	2022	2021
Jul-2011 and jul-2012	(i)	jul-2041	7.125	3,044,911	3,296,917
Feb-2014 and may-2014	(ii)	fev-2024	6.450	1,588,729	3,417,741
Oct-2017	(ii)	jan-2023	3.500	–	593,964
Oct-2017	(i)	jan-2028	4.500	6,249,333	6,695,263
Nov-2019	(i)	jan-2030	4.500	7,936,089	8,527,701
Nov-2019		jan-2050	5.875	4,009,069	4,287,829
Jul-2020	(iii)	jan-2081	8.500	3,296,027	3,503,583
Total				26,124,158	30,322,998

(i)	Prepayments were made in 2021 in the total amount of R$1.3 billion. In September 2022, a portion of the bonds was repurchased for R$83.8 million.
(ii)	Prepayments were made between 2019 and 2022 in the total amount of R$4.6 billion. The bond maturing in January 2023 was fully settled in June 2022. In February 2023, a prepayment was made of the total amount of the bond due in February 2024.
(iii)	The bond can be repaid by the Company at par value, with the first payment between October 2025 and January 2026 and the other payments after each period of 5 years as from the first payment.

Braskem has fully, unconditionally and irrevocably, guaranteed the bonds issued by Braskem Finance, Braskem America Finance and Braskem Holanda Finance. Braskem’s guarantees for issues carried out between 2011 and 2019 comprise senior unsecured obligations of Braskem, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default the guarantee comprises obligations subordinated to all current or future senior debts of Braskem.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(c) Other

Issue date		Maturity	Charges (% per year)	2022	2021
nov-2018	(i)	nov-2028	Us dollar exchange variation + semianual Libor + 0.90	929,112	1,154,146
dec-2019	(i)	dec-2029	Us dollar exchange variation + semianual Libor + 0.90	549,610	670,124
dec-2019	(ii)	apr-2026	Us dollar exchange variation + semianual Libor - 1.00	197,209	266,403
sep-2017	(iii)	mar-2027	Us dollar exchange variation + semianual Libor + 1.61	357,488	462,490
jul-2018	(iv)	dec-2028	Us dollar exchange variation + semianual Libor + 0.65	757,832	947,898
aug-2020	(iii)	feb-2031	Us dollar exchange variation + semianual Libor + 1.70	1,007,067	1,201,998
aug-2020	(v)	aug-2028 to jun-2029	Euro exchange variation + interest between 2.40 and 7.41	79,698
nov-2020	(v)	no maturity	Euro exchange variation + Euribor monthly + 4.10	2,149
				3,880,165	4,703,059
(i)	Credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda Inc. secured by SACE, an Italian export credit agency, and guarantee from Braskem.
(ii)	Credit facility contracted by Braskem S.A. with a term of 7 years and guarantee of its own assets.
(iii)	Credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda Inc, secured by NEXI, the Japanese export credit agency, and guarantee from Braskem.
(iv)	Credit facility contracted by the subsidiary Braskem America, secured by Euler Hermes, the German export credit agency in the maximum amount of R$1,174 million.
(v)	Credit facility contracted by the indirect subsidiary ER Plastics B.V., with guarantee of its own assets and of Braskem in the proportion of its ownership interest.

(d) CRA

On January 5, 2022, Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. issued CRA in the Brazilian debt capital markets backed by a private debenture issued by Braskem.

	Issue amount
Issue date		Issuer	Series	Maturity	Charges (% per year)	2022	2021
Jan-2022	581,602	Braskem S.A.	1ª	Dec-2028	IPCA + 5.54%	616,025	-
Jan-2022	139,134	Braskem S.A.	2ª	Dec-2031	IPCA + 5.57%	147,371	-
Total	720,736					763,396

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

17 Braskem Idesa Borrowings

Identification		Maturity	Charges (% per year)		2022	2021

Bonds
Bond I		nov-2029	Us dollar exchange variation + 7.45	(i)	4,690,619	5,104,463
Bond II		feb-2032	Us dollar exchange variation + 6.99	(ii)	6,352,864	6,834,805
					11,043,483	11,939,268

Others	(a)	Oct-2026	Us dollar exchange variation + quarterly Libor + 4.00	(iii)	734,837	849,859

Transactions costs					(408,002)	(477,592)

Total					11,370,318	12,311,535

Current liabilities					868,635	86,765
Non-current liabilities					10,501,683	12,224,770
Total					11,370,318	12,311,535

(i)	Unsecured Bond, considers the same guarantees (property, plant and equipment) of Bond II.
(ii)	Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met. The Braskem Idesa pledged as guarantee property, plant and equipment assets in the same value as the bond.
(iii)	For this financing, fixed assets and other rights (such as shares and receivables) were granted as collateral.
(a)	Regarding this financing, on December 22, 2022 Braskem Idesa obtained the waiver related to a leverage ratio (covenant) until June 30, 2023. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt, because the waiver did not cover at least 12 months, the entire balance, in the amount of R$649,560, was reclassified from non-current liabilities to current liabilities on December 31, 2022.

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a cash position equivalent to R$2,184,332 as of December 31, 2022.

The amount of the financings with maturities in the long term are as follows:

	2022	2021

2023	-	67,649
2024	-	68,694
2025	-	69,530
2026	-	408,445
2029	4,337,567	4,900,399
2032	6,164,116	6,710,053
Total	10,501,683	12,224,770

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

18 Debentures

					Annual
Issue date		Issuer	Series	Maturity	financial charges (%)	2022	2021
mar-2013	(i)	DAC	Only	mar-2025	IPCA + 6%	109,877	150,352
sep-2013	(i)	Cetrel	Only	Sep-2025	126.5% of CDI	34,604	47,109
may-2022		Braskem	1ª	may-2029	CDI + 1,75	770,910	-
may-2022		Braskem	2ª	may-2030 to 2032	CDI + 2,00	248,970	-
aug-2022	(i)	Braskem	Only	aug-2029	CDI + 1,75	786,770	-
nov-2022		Braskem	1ª	nov-2029	CDI + 1,70	1,113,987	-
nov-2022		Braskem	2ª	nov-2030 to 2032	CDI + 1,95	97,159	-
Transactions costs						(10,802)	(543)
						3,151,475	196,918

Current liabilities						127,801	59,088
Non-current liabilities						3,023,674	137,830
Total						3,151,475	196,918

(i)	These debentures were secured by mandatory deposits as disclosed in Note 6.

The maturity profile of the long-term debentures is as follow:

	2022	2021

2023	-	57,045
2024	58,550	57,096
2025	24,059	23,689
2029	2,600,998	-
2030	113,291	-
2031	113,360	-
2032	113,416	-
Total	3,023,674	137,830

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

19 Reconciliation of borrowing activities in the statement of cash flow

	Borrowings, debentures and Braskem Idesa financing
			Total		Non-controlling
			borrowings	Braskem Idesa	shareholders
	Borrowings	Debentures	and debentures	financing	of Braskem Idesa	Lease	Dividends

Balances at December 31, 2021	34,897,260	196,918	35,094,178	12,311,535	3,646,538	3,156,414	10,538

Acquired	3,479,224	2,938,984	6,418,208	-	-		-
Payments	(3,753,427)	(102,235)	(3,855,662)	(45,311)	(34,122)	(928,890)	(1,350,293)
Cash used in financing activities	(274,203)	2,836,749	2,562,546	(45,311)	(34,122)	(928,890)	(1,350,293)

Other changes
Interest paid	(1,880,611)	(34,548)	(1,915,159)	(752,489)	(16,212)	(221,019)	-
Interest and monetary and exchange variations, net	1,524,983	152,356	1,677,339	170,180	(47,784)	83,871	-
VAT on loan					(75,640)
New contracts						2,232,043
Disposal						(12,568)
Additions through acquisition of ER Plastics	99,702		99,702	-		4,264	-
Currency translation adjustments	(1,801,871)		(1,801,871)	(313,597)	(84,720)	(73,585)
Fair value of financial transactions of non-controlling subsidiaries					(889,967)
Additional dividends approved in the board meeting		-		-			1,350,000
Additional dividends of subsidiary		-		-			1,236
Other		-		-			(474)
	(2,057,797)	117,808	(1,939,989)	(895,906)	(1,114,323)	2,013,006	1,350,762

Balances at December 31, 2022	32,565,260	3,151,475	35,716,735	11,370,318	2,498,093	4,240,530	11,007

Current	1,254,550	127,801	1,382,351	868,635		1,039,706	11,007	(i)
No Current	31,310,710	3,023,674	34,334,384	10,501,683	2,498,093	3,200,824
Total	32,565,260	3,151,475	35,716,735	11,370,318	2,498,093	4,240,530	11,007

(i)	Amount classified in "Other payables" under current liabilities.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

20 Financial instruments

20.1 Initial recognition and measurement

Trade receivables and bonds issued are initially recognized when they are originated. All other financial assets and liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value, plus transaction costs directly attributable to their acquisition. A financial liability is initially recognized at fair value, excluding transaction costs. For financial assets and liabilities measured subsequently at fair value through profit or loss (“FVTPL”), transactions costs that are directly recognized in profit or loss. A trade receivable without a significant financing component is initially measured at the transaction price.

(a) Classification, subsequent measurement and gains and losses

Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”).

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value:

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

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss, except when the financial asset is designated as a hedge instrument (see Note 20.2).

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
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative.

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss, except when the financial asset is designated as a hedge instrument (see Note 20.2). Any gain or loss on derecognition is also recognized in profit or loss.

(b) Derecognition of financial instruments

Financial Asset

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or when the Company transfers the rights to receive the contractual cash flows in a transaction in which either:

(i) Substantially all of the risks and rewards of ownership of the financial asset are transferred; or

(ii) The Company does not retain substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets, the financial assets are not derecognized.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

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

A change in the base for determining the contractual cash flows is required by the interest rate benchmark reform if the following conditions are met: (i) the change is necessary as a direct consequence of the reform; and (ii) the new base for determining contractual cash flows is economically equivalent to the previous base, i.e., the base immediately prior to the change.

When changes are made in a financial asset or financial liability in addition to changes in the base for determining the contractual cash flows required by the interest rate benchmark reform, the Company updates first the effective interest rate of the financial asset or financial liability to reflect the change required by the interest rate benchmark reform. Then the Company applies the accounting policies for changes from the additional modifications.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(c) Offsetting

Financial assets or financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

20.2 Derivative financial instruments and hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. After initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

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

If the hedge no longer meets the criteria for hedge accounting, or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in OCI remains recognized until it is reclassified under profit or loss in the same period or periods as the expected future cash flows affect the profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in OCI are immediately reclassified to profit or loss.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

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

The following methods and assumptions were used to estimate the fair value:

(i) Financial assets classified as VFTPL or FVOCI are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii) Trade accounts receivable and trade payables, mostly classified as amortized cost, correspond to their respective carrying amounts due to the short-term maturity of these instruments. When purchase or sale prices include material financial charges, the securities are adjusted to their present value.

(iii) The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to the Company in similar financial instruments.

(iv) The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interest.

The fair values of the remaining assets and liabilities correspond to their carrying amount. The valuation of liabilities (Note 20.4) considers the present value of expected payments, discounted by a discount rate adjusted to the risk.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(b) Fair value hierarchy

Level 1: fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2: fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option. To measure the credit risk of the parties involved in derivative instruments, the Company uses Credit Valuation Adjustment (“CVA”) or Debt Valuation Adjustment (“DVA”) models, applied flow by flow on the fair value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

20.4 Non-derivative financial instruments and other liabilities

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2022	2021	2022	2021

Cash and cash equivalents	5
Cash and banks		Amortized cost		6,074,208	5,050,822	6,074,208	5,050,822
Financial investments in Brazil		Fair value through profit or loss	Level 2	6,392,266	3,629,864	6,392,266	3,629,864
				12,466,474	8,680,686	12,466,474	8,680,686

Financial investments	6
LFT´s and LF´s		Fair value through profit or loss	Level 2	1,789,375	2,337,171	1,789,375	2,337,171
Time deposit investments		Amortized cost		-	106,271	-	106,271
Other		Fair value through profit or loss	Level 2	523,256	1,066,113	523,256	1,066,113
				2,312,631	3,509,555	2,312,631	3,509,555

Trade accounts receivable	7	Amortized cost		3,199,223	7,118,452	3,199,223	7,118,452
Trade accounts receivable	7	Fair value through other comprehensive income	Level 2	32,711	48,508	32,711	48,508

Trade payables	15	Amortized cost		12,249,851	12,164,730	12,249,851	12,164,730

Borrowings	16	Amortized cost
Foreign currency - Bond			Level 1	26,124,158	30,322,998	23,165,942	33,690,876
Foreign currency - other borrowings			Level 2	5,394,816	4,703,059	5,329,174	4,696,970
Local currency			Level 2	1,521,011	465,258	1,937,255	451,899
				33,039,985	35,491,315	30,432,371	38,839,745

Braskem Idesa borrowings	17	Amortized cost
Bond			Level 1	11,043,483	11,939,268	8,301,948	12,197,524
Others			Level 2	734,837	849,859	796,510	931,141
				11,778,320	12,789,127	9,098,458	13,128,665

Debentures	18	Amortized cost	Level 2	3,162,277	196,918	3,190,417	195,570

Loan ton non-controlling shareholder of Braskem Idesa	9(a)	Amortized cost		2,498,093	3,646,538	2,498,093	3,646,538

Leniency agreement	25	Amortized cost		903,140	1,123,296	903,140	1,123,296

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

20.5 Derivative financial instruments

	Operation characteristics		Net (Asset)/			Net (Asset)/
	Principal exposure		Liability	Change in	Financial	Liability
Identification		Derivatives	2021	fair value	settlement	2022

Non-hedge
accounting transactions
Braksem America - Swap C3/PGP	Propane	Propene	14,299	(2,158)	(12,141)	-
Braskem Holanda - Swap Nafta/Gasoline	Gasoline	Naphtha	(16,847)	(25,733)	26,584	(15,996)
Braskem Argentina - Exchange swap	Argentine peso	Dollar	3	61	(63)	1
			(2,545)	(27,830)	14,380	(15,995)

Hedge accounting
transactions
Braskem S.A. - Dollar call and put options	Real	Dollar	85,216	(227,871)	77,285	(65,370)
Braskem S.A. - Dollar swap CDI	Real	Dollar+Fixed rates	502,508	(194,055)	(156,740)	151,713
Braskem S.A. - Swap CRA	Real	Dollar+Fixed rates	-	(32,828)	10,116	(22,712)
			587,724	(454,754)	(69,339)	63,631

Derivatives
Assets
Current assets			33,816			157,906
Non-current assets			51			71,544
Total			33,867			229,450
Liabilities
Current liabilities			256,131			195,169
Non-current liabilities			362,915			81,917
Total			619,046			277,086
Net (Asset)/Liability			585,179			47,636

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swap (“CDS”). The Company has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guaranteed margin from the counterparties.

Derivative financial instruments held on December 31, 2022 were contracted on both international stock exchanges and on Over the Counter (“OTC”) markets with large financial counterparties under global derivative contracts in Brazil or abroad.

The Company’s Financial Policy provides for the active management and continued protection against fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, NDFs, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, the Company assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the hedged period transaction.

In general, the Company elects to designate derivative financial instruments in a hedge accounting relationship when the application is expected to provide a significant improvement in presenting the offsetting effect on the changes in the hedged items.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Hedge accounting transactions

(a.i) US Dollar call and put option

As of December 31, 2022, the Company holds a total notional amount of put options of US$2.1 billion (R$10.96 billion), with an average strike price of US$1/R$4.7 and notional amount of call options of US$1.4 billion (R$7.3 billion), with an average strike price of US$1/R$7.06. The operations have a maximum term of 18 months.

US Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI.

(a.ii) US Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations (“swaps”) in the aggregate amount of R$1.27 billion, with annual maturities over the following 5 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the fair value adjustment of the effective portion of the hedge is recognized under shareholders equity in OCI and is recognized in the financial result upon the maturity of each installment.

(a.iii) US Dollar Swap - CRA

In 2022, the Company contracted foreign exchange derivative operations (“swaps”) with semiannual maturities for the next 10 years as from March 2022. These operations were designated for cash flow hedge accounting, in which the hedge instruments are foreign exchange derivatives, and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate.

Accordingly, the fair value adjustment in the effective hedge portion will be recorded in equity in OCI and will be recognized in financial result upon the realization of each of the hedge objects.

Identification	Total nominal	Hedge	Maturity		Fair value, net
	value R$	(interest rate per year)		2022	2021
Swaps CRA	600,218	3.5388%	dec-2028	12,603	-
Swaps CRA	141,298	3.3742%	dec-2031	10,109
Total	741,516			22,712	-

Derivatives
Assets
Current assets				13,274	-
Non-Current assets				49,613	-
Total				62,887	-
Liabilities
Non-Current liabilities				40,175	-
Total				40,175	-
Net (Asset)/Liability				22,712	-

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

20.6 Non-derivative financial liabilities designated to hedge accounting

(a) Future exports in US$ (Braskem S.A.)

The Company designated non-derivate financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i) ) the high probability of performing exports according to its business plan, (see Note 22.2), which are inherent to the market and business where it operates, and (ii) the Company’s capacity to finance its liabilities in US$, since its guidance and strategy determine the financing priority in US$ and its Financial Policy requires maintaining a minimum level of net liabilities in US$.

On May 1, 2013, Braskem designated non-derivative financial liabilities, denominated in US$, as a hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in US dollar derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$1/ R$2.0017.

The main actions carried out in the program are detailed below:

• 2017: designation of R$6.52 billion (US$1.25 billion) of future sales with maturity in 2028 (hedged exchange rate of US$1/3.1688);

• 2019: designations of R$11.5 billion (US$2.2 billion) with maturity in 2025, 2030 and 2031 (hedged exchange rate of US$1/3.9492);

• 2020: designation of R$3,131 million (US$600 million) of future sales with maturity in 2032 (hedged exchange rate of US$1/R$4.0213); discontinuation of hedge accounting of R$1,889 million (U$$362 million) in 2020 (discontinuation rate of US$1/R$5.1987).

• 2021: designation of hedge accounting of R$2,087 million (US$400 million) in 2025 (hedged exchange rate of US$1/R$5.5832); discontinuation of hedge accounting of R$2,087 million (US$400 million) in 2024 (discontinuation rate of US$1/R$5.6430); discontinuation of hedge accounting of R$1,044 million (US$200 million) in 2023 (discontinuation rate of US$1/R$5.1433);

• 2022: designation of R$2,609 million (US$500 million) of future sales with maturity in 2029 (hedged exchange rate of US$1/R$5.5832).

• Over the past two years, Braskem exported an average R$88.7 billion (US$17 billion) per year, which represents around 3 to 4 times the annual exports of the hedged exports.

• Hedged exports represent approximately 30% of the export flows planned by the Company.

• The exports of the Company are not sporadic or occasional but constitute an integral part of its strategy and of the petrochemical business, in which competition is global. Several of the products produced by the Company are primarily and recurrently intended for export.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

On December 31, 2022, the exports that were designated not yet realized and not discontinued and the maturities of financial liabilities designated, all consolidated, were as follows:

			Total nominal value
	US$		R$
		0
2024	288,854		1,507,154
2025	800,000		4,174,160
2028	1,250,000		6,522,125
2029	500,000		2,608,850
2030	800,000		4,174,160
2031	800,000		4,174,160
2032	800,000		4,174,160
	5,238,854		27,334,769

The following table shows the changes in financial instruments designated for this hedge in the year:

			US$

	2021	Designations	2022

Designated balance	4,738,854	500,000	5,238,854

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated, for this hedge in the fiscal year ended December 31, 2022:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value - R$

First quarter	175,000	2.0017	3.9786	345,958
Second quarter	208,000	2.0017	3.9786	411,195
Third quarter	186,000	2.0017	3.9786	367,703
Fourth quarter	150,000	2.0017	3.9786	296,535
	719,000			1,421,391

The changes in foreign exchange variation and income taxes under other comprehensive income of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

Balances at December 31, 2021	(13,102,558)	4,454,869	(8,647,689)

Exchange variation recorded in the period / IR and CSL	1,699,906	(577,968)	1,121,938

Exchange variation transferred to profit or loss / IR and CSL	1,421,391	(483,273)	938,118

Balances at December 31, 2022	(9,981,261)	3,393,628	(6,587,633)

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(b) Future sales in US$ (Braskem Idesa)

As of December 31, 2022, designated and unrealized sales and financial liabilities designated to hedge them were as follows:

Nominal value

2023	65,221
2024	117,398
2025	117,398
2026	430,460
2030	1,173,983
2031	1,173,983
2032	2,739,293
2033	2,739,293
2034	1,565,310
2035	1,565,310
11,687,649

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the maturity of the sales designated in this hedge for the 12-month period ended December 31, 2022:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value - R$

First quarter	29,136	13.6218	20.2827	194,072	49,302
Second quarter	72,612	13.6507	20.1297	470,453	116,361
Third quarter	72,612	13.6507	20.1297	470,453	120,341
Fourth quarter	78,844	13.6521	20.1224	510,144	137,999
	253,204			1,645,123	424,003

The changes in foreign exchange variation and income taxes under other comprehensive at Braskem Idesa income are as follows:

	Exchange		Net
	variation	IR and CSL	effect

Balances at December 31, 2021	(2,231,511)	670,192	(1,561,319)

Exchange variation recorded in the period / IR	699,677	(209,903)	489,774

Exchange variation transferred to profit or loss / IR	424,003	(127,201)	296,802

Balances at December 31, 2022	(1,107,831)	333,088	(774,743)

Effectiveness tests were conducted, and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Mexican Pesos.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

20.7 Credit quality of financial assets

(a) Trade accounts receivable

The Company’s clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating methodology for all accounts receivable from clients in Brazil and abroad.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

				(%)
			2022	2021
1	Minimal Risk		72.15	65.39
2	Low Risk		21.65	26.65
3	Medium Risk		3.36	6.02
4	High Risk		2.56	1.54
5	Very High Risk	(i)	0.28	0.40

(i)	Clients in this group that are still active buy from Braskem and pay in advance.

For the export market, around 85% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 22% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor’s, Moody’s and Fitch Ratings, within the limits established in its Financial Policy:

				2022			2021
		Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk classification
AAA		5,130,140	2,420,741	7,550,881	4,080,884	2,783,151	6,864,035
AA+		162,650	-	162,650	109,165	-	109,165
AA		289,574	107,545	397,119	188,742	629,671	818,413
AA-		149,178	-	149,178	63,675	-	63,675
A+		3,423	4,459,700	4,463,123	5,788	2,914,269	2,920,057
A		57,650	1,392,854	1,450,504	107,225	-	107,225
A-		-	387,478	387,478	634	236,335	236,969
BBB+		118	375	493	856	38	894
BBB		788	52,389	53,177	129	1,026,104	1,026,233
BBB-				-	554	-	554
BB+				-	50	-	50
BB			-	-	1,479	-	1,479
BB-			7	7
		5,793,521	8,821,089	14,614,610	4,559,181	7,589,568	12,148,749
Financial assets without risk classification
Shares of investment funds in credit rights			-	-	1,721	-	1,721
Other financial assets	(i)	83,070	81,425	164,495	25,989	13,782	39,771
		83,070	81,425	164,495	27,710	13,782	41,492

Total		5,876,591	8,902,514	14,779,105	4,586,891	7,603,350	12,190,241

(i)	Investments approved by the Management, in accordance with the Financial Policy.

20.8 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On December 31, 2022, the main risks that can affect the value of Company’s financial instruments are:

· US$/R$ exchange rate;

· LIBOR floating interest rate;

· IPCA inflation rate;

· Selic and CDI interest rates; and

· SOFR interest rate.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on fair value adjustment that could result in one month as from December 31, 2022, with a probability of 5%, and under normal market conditions, was estimated by the Company at R$129 million (US$24.7 million) for put options and call options (Note 20.5(a.i)) and R$96.7 million (US$18.5 million) for the US dollar swap (Note 20.5(a.ii)) and R$4.5 million (US$872 thousand) for the CRA swap (Note 20.2(a.iii)).

(c) Selection of scenarios

The Focus Market Readout published by BACEN was used to create the probable scenario for the US$-R$ exchange rate, the Selic interest rate and the CDI interest rate as of December 31, 2022.

According to the Market Readout, at the end of 2023, US$1 will remain at approximately R$5.27, while the Selic rate should reach 12.25% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the LIBOR rate, the projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, whose most recent version was published in December 2022, in comparison with the current level of the Federal Funds rate on December 31, 2022.

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

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date December 31, 2022. Given the instability in the current economic scenario caused by the COVID-19 pandemic and the global effects resulting from the conflict in Ukraine, interest rates and foreign exchange rates are affected daily. The Company’s gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The sensitivity values in the table below represent the changes in the value of the financial instruments in each scenario, jointly with the absolute amounts of each of the risk factors considered:

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity	Note	as December 31, 2022	(USDBRL 5.27)	(USDBRL 5.93)	(USDBRL 7.35)

Brazilian real/U.S. dollar exchange rate
Bonds		(37,167,641)	(372,553)	(5,051,899)	(15,155,696)
Export prepayments		(1,028,473)	(10,309)	(139,792)	(419,376)
Investments		(1,985,932)	(19,906)	(269,932)	(809,795)
SACE	16(c.i)	(1,478,722)	(14,822)	(200,991)	(602,973)
Dollar call and put options	(i)	65,370	9,809	(160,742)	(1,023,396)
Dollar swap x CDI		(151,713)	(6,216)	(189,181)	(466,381)
MONFORTE	16(c.ii)	(197,209)	(1,977)	(26,805)	(80,415)
Nexi	16(c.iii.iv)	(100,707)	(1,009)	(13,688)	(41,065)
Other		(734,837)	(7,366)	(99,881)	(299,642)
Financial investments abroad		6,718,183	67,340	913,149	2,739,446
Dollar swap x IPCA		22,713	(607)	(63,356)	(194,841)

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity		as December 31, 2022	(5.58%)	(7.89%)	(14.13%)

Libor floating interest rate
Export prepayments		(35,749)	(887)	(3,388)	(10,163)
Nexi	16(c.iii.iv)	(100,707)	(3,920)	(14,970)	(44,909)
SACE	16(c.i)	(1,478,722)	(49,107)	(187,520)	(562,560)
MONFORTE	16(c.ii)	(197,209)	(4,094)	(15,635)	(46,906)
Investments		(1,985,932)	(63,201)	(241,339)	(724,017)
Outros		(734,837)	(16,887)	(64,483)	(193,449)

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity		as December 31, 2022	(12.25%)	(17.6%)	(25.31%)

CDI interest rate
Debentures		(3,052,400)	302,796	(898,725)	(3,331,635)
Financial investments in local currency		5,876,590	(80,242)	206,257	619,489

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity		as December 31, 2022	(5.31%)	(6.72%)	(8.35%)

IPCA interest rate
Debentures		(109,877)	1,494	(2,085)	(6,315)
BNDES		(386,534)	26,403	(38,283)	(121,208)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE		(3,525)	59	(83)	(252)
CRA		(763,396)	45,429	(65,630)	(206,889)
Dollar swap x IPCA		22,713	(99,748)	31,958	99,871

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity		as December 31, 2022	(12.25%)	(17.6%)	(25.31%)

Selic interest rate
Leniency agreement		(865,311)	6,856	(17,443)	(51,656)

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity		as December 31, 2022	(4.59%)	(10.58%)	(22.57%)

Selic interest rate
Export prepayments		(992,725)	(25,698)	(195,867)	(587,602)
Export credit notes		(521,926)	(13,571)	(103,435)	(310,306)

(i)	The Company is in the short position of a possible counterparty call.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated
21 Taxes payable

	2022	2021
Brazil
IPI	74,219	131,290
ICMS	218,179	485,302
PIS and Cofins	20,406	33,516
Other	103,549	46,117

Other countries
Value-added tax	150,260	229,571
Tax on financial income	222,464	346,817
Total	789,077	1,272,613

Current liabilities	491,051	1,012,116
Non-current liabilities	298,026	260,497
Total	789,077	1,272,613

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

As of December 31, 2022, the amount presented as recoverable income taxes under current assets is R$392,062 (2021: R$1,189,812) and non-current assets is R$252,995 (2021: R$230,069). In 2021: R$984.4 million refers to taxes recoverable at Braskem America arising from the tax program offered by the U.S. government, for aid and support to U.S. companies in response to the economic impacts of Covid-19.

(a) Exclusion of inflation adjustment by Selic (economy´s basic interest rate) on undue tax payments from taxable income

In July 2010, Braskem and the merged companies in previous years, filed lawsuits claiming exception from the levying of Brazilian income taxes (hereinafter “IR/CSL”) on amounts they received as interest on late payment, since they do not represent any equity increase. On September 24, 2021, through Special Appeal 1.603.187, the Federal Supreme Court (“STF”) stated that “the levying of IR/CSL on amounts updated by the Selic rate, received due to repetition of undue tax payments, is unconstitutional.”

Braskem benefited from this decision in the amount of R$540 million reduction in income taxes calculated until 2022 (R$501 million until 2021). In 2021, deferred tax assets amounting to R$68 million were recognized for the periods in which tax losses increased.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(b) Exemption of IR/CSL on ICMS tax incentives and benefits

In October 2021, the Company obtained a preliminary injunction to exclude the ICMS tax incentives and benefits applicable to its operations, granted by the governments of States and the Federal District, from the income tax calculation base as from 2021. Since it is an uncertain tax treatment, as of December 31, 2021, it remains booked in the balance sheet as income taxes payable.

In August 2022, a judgment was rendered restricting relief only to presumed ICMS credits. Accordingly, the amount related to ICMS tax incentives and benefits was paid amounting to R$1,038,255.

(c) Use of tax losses in Braskem Idesa

Mexico’s federal revenue service (“SAT”) has been questioning Braskem Idesa and Braskem SOFOM about the criteria and assumptions adopted in the calculation of income tax. With the intermediation from the Taxpayer Defense Attorney of Mexico (“Prodecon”), on February 3, 2023, Braskem Idesa and Braskem SOFOM signed an agreement, in which Braskem Sofom agreed to settle the income taxes proposed by SAT and Braskem Idesa reviewed the accrued tax losses in certain periods, resulting in a reduction in deferred tax credits of R$892 million, with a corresponding entry under deferred income tax expense.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(d) Reconciliation of effective tax rate

		2022	2021	2020

Profit (loss) before income taxes		47,344	17,961,023	(9,683,784)

Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)		(16,097)	(6,106,748)	3,292,487

Permanent adjustments to income taxes calculation basis
Income taxes on equity in results of investees		11,849	1,578	6,595
Thin capitalization	(i)	(359,598)	(6,628)	(695,741)
Tax benefits (Sudene and PAT)		-	137,338	-
Reduction of tax loss	22.1(c)	(891,669)		-
Effect of the refund of Braskem America´s tax benefit				(737,841)
Different jurisdictional taxes rates for companies abroad and tax basis	(ii)	1,029,618	1,980,358	994,811
Effect from the retrospective tax rate on bonus depreciation of Braskem America			-	334,460
Taxes on dividends distribution		(454,663)	(265,454)	(131,240)
Exclusion of inflation adjustement by Selic on undue tax payments from taxable income	22.1(a)	39,395	501,382
Other permanent adjustments		(226,570)	(241,229)	(395,053)

Effect of income taxes on results of operations		(867,735)	(3,999,403)	2,668,478

Breakdown of income taxes

Current income taxes
Current year		(1,003,705)	(3,834,437)	(52,830)
Total current expenses		(1,003,705)	(3,834,437)	(52,830)

Deferred income taxes
Origination and reversal of temporary differences		1,192,438	(246,294)	2,677,328
Tax losses		(1,056,468)	81,328	43,980
Total Deferred income taxes		135,970	(164,966)	2,721,308

Total		(867,735)	(3,999,403)	2,668,478

Effective rate	(iii)	1832.8%	22.3%	27.6%

(i)	Includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules.
(ii)	Besides the differences on tax basis calculation, it includes the impact from the difference between Brazilian tax rate (34%) and the tax rates in countries where the subsidiaries abroad are located, as follows:

	Income tax rate (%)

	Headquarters (Country)	2022

Braskem Alemanha	Germany	31.09
Braskem America and Braskem America Finance	USA	21.00
Braskem Argentina	Argentina	25.00
Braskem Chile	Chile	27.00
Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc, B&TC and ER Plastics	Netherlands	25.80
Braskem Idesa, Braskem Idesa Serviços, Braskem México
Braskem México Serviços, Braskem México Proyectos and Terminal Química	Mexico	30.00
Braskem India	India	30.00

(iii)	The effects presented in the reconciliation of the effective rate, in relation to the profit before taxes of R$47,344, resulted in an effective rate of 1,832.8%, the main effect is described in Note 22.1(c).

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

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

In evaluating the plan, the Company uses its historical performance, strategic planning and market projections produced by third party consulting firms, which are reviewed and supplemented based on Management´s experience.

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

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(a) Movement in deferred tax balances

Assets		As of December 31, 2020	Impact on the P&L	Other comprehensive income	As of December 31, 2021	Impact on the P&L	Other comprehensive income	As of December 31, 2022

Tax losses (IR) and negative base (CSL)		3,278,184	76,532		3,354,716	(957,184)		2,397,532
Goodwill amortized		6,520	(4,061)		2,459	(364)		2,095
Exchange variations		3,817,615	696,849	(234,402)	4,280,062	611,838	(1,549,020)	3,342,880
Temporary adjustments		4,996,337	(214,060)		4,782,277	(134,745)		4,647,532
Business combination		56,211	(29,327)		26,884	(26,884)		0
Tax credits	(i)	77,032	(77,032)		0	697,662		697,662
Other		45,366	72,523		117,889	(1,197)		116,692
		12,277,265	521,424	(234,402)	12,564,287	189,126	(1,549,020)	11,204,393

Liabilities
Amortization of goodwill based on future profitability		722,222	2,875		725,097	(2,664)		722,433
Tax depreciation		3,737,169	439,781		4,176,950	(125,488)		4,051,462
PIS/COFINS credit - exclusion of ICMS from the calculation basis		0	331,479		331,479	(141,830)		189,649
Temporary adjustments		158,232	(69,239)		88,993	331,322		420,315
Present value adjustments and amortized cost		79,920	74,771		154,691	7,906	261,354	423,951
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		279,321	(46,888)		232,433	(45,796)		186,637
Other		4,827	(46,389)	46,388	4,826	29,706	(29,706)	4,826
		4,981,691	686,390	46,388	5,714,469	53,156	231,648	5,999,273

Net		7,295,574	(164,966)	(280,790)	6,849,818	135,970	(1,780,668)	5,205,120

Presentation in the balance sheet:
Non-current assets		8,529,972			8,257,252			6,358,601
(-) Non-current liabilities		1,234,398			1,407,434			1,153,481

(i)	Tax credits refer to the income tax paid by subsidiaries abroad, to be used by Braskem S.A. in the coming years.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(b) Offset for the purpose of presentation in the consolidated statement of financial position

		2022			2021

	Headquarters (Country)	Tax calculation	Offsetting	Balance	Tax calculation	Offsetting	Balance

Assets
Braskem S.A.	Brazil	8,356,402	(2,584,962)	5,771,440	8,841,886	(2,496,637)	6,345,249
Braskem Argentina	Argentina	21,339	(16,174)	5,165	3,271	-	3,271
Braskem America	USA	356,598	(356,598)	-	294,328	(294,328)	-
Braskem Alemanha	Germany	23,038	-	23,038	44,417	-	44,417
Braskem Chile	Chile	47		47	92		92
Braskem Holanda	Netherlands	195,042	(39,696)	155,346	-
Braskem Idesa	Mexico	2,078,206	(1,840,669)	237,537	3,282,125	(1,506,541)	1,775,584
Braskem Idesa Serviços	Mexico	-	-	-	26	-	26
Braskem México Serviços	Mexico	13,628		13,628	2,502		2,502
Braskem México	Mexico	86,368		86,368	16,181		16,181
Cetrel	Brazil	39,387	(5,405)	33,982	40,434	(7,586)	32,848
DAC	Brazil	32,617	(2,262)	30,355	39,025	(1,943)	37,082
Terminal Química	Mexico	1,618		1,618
Voqen	Brazil	103	(26)	77
		11,204,393	(5,001,138)	6,358,601	12,564,287	(4,307,035)	8,257,252

Liabilities
Braskem S.A.	Brazil	2,584,962	(2,584,962)	-	2,496,637	(2,496,637)	-
Braskem America	USA	1,493,471	(356,598)	1,136,873	1,701,762	(294,328)	1,407,434
Braskem Argentina	Chile	16,174	(16,174)	-			-
Braskem Holanda	Netherlands	39,696	(39,696)	-			-
Braskem Idesa	Mexico	1,840,669	(1,840,669)	-	1,506,541	(1,506,541)	-
B&TC	Netherlands	16,608		16,608			-
Cetrel	Brazil	5,405	(5,405)	-	7,586	(7,586)	-
DAC	Brazil	2,262	(2,262)	-	1,943	(1,943)	-
Voqen	Brazil	26	(26)	-			-
		5,999,273	(4,845,792)	1,153,481	5,714,469	(4,307,035)	1,407,434

23 Sundry provisions

	2022	2021
Provision for environmental damages	1,120,188	1,035,426
Provision for customers rebates	126,754	101,253
Other	130,005	152,584
Total	1,376,947	1,289,263

Current liabilities	530,814	465,051
Non-current liabilities	846,133	824,212
Total	1,376,947	1,289,263

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(a) Provision for environmental damages

The provision for environmental damages is estimated based on current legal and constructive requirements, technology, price levels and expected remediation plans.

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

The Company operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred over several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we reevaluate our potential exposure related to environmental matters.

The provision is recorded based on the areas in which remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies.

The Company monitors the areas under study to capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations.

(b) Rebates

Some sales agreements of the Company provide for a rebate in products should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved.

(c) Changes in provisions

	Recovery of
	environmental
	damage	Rebate	Other	Total

December 31, 2020	602,490	123,465	148,253	874,208

Additions, monetary adjustments and exchange variation	576,086	144,710	114,395	835,191
Payments and reversals	(143,150)	(166,922)	(110,064)	(420,136)
				-
December 31, 2021	1,035,426	101,253	152,584	1,289,263

Additions, monetary adjustments and exchange variation	299,241	184,142	19,777	503,161
Payments and reversals	(214,479)	(158,641)	(42,357)	(415,477)
				-
December 31, 2022	1,120,188	126,754	130,005	1,376,947

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

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

In addition, the Company also is a plaintiff in several lawsuits. In these cases, the Company discloses the contingent asset when the receipt of economic benefits is probable. However, when the realization of the benefit is virtually certain, the related asset no longer constitutes a contingent asset, and as such amount is recognized.

Any changes in the court’s understanding of the position could cause future impacts on the consolidated financial statements of the Company due to such proceedings.

24.1 Lawsuits with probable losses

		-
		2022	2021
Labor claims	(a)	212,657	268,758

Tax claims	(b)
IR and CSL		51,756	61,946
PIS and COFINS		311,433	299,202
ICMS		348,544	331,094
Other tax claims		24,160	22,857
		735,893	715,099

Corporate claims		103,387	94,826

Civil claims and other		119,561	75,147

		1,171,498	1,153,830

(a) Labor claims

As of December 31, 2022, the provision is related to 472 labor claims, including occupational health and security cases (2021: 529). The Management, based on its assessment and that of its external legal advisors, estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(b) Tax claims

As of December 31, 2022, the main claims are the following:

(i) Non-cumulative PIS and COFINS

The Company is charged amounts arising from compensation of Non-Cumulative PIS and COFINS tax credits in the years 2005, 2010 and in the period from 2012 to 2018 that were not approved by the Federal Revenue Service of Brazil ("RFB"), mainly related to the following topics:

- Offsetting Statements, with credits in amounts that exceeded those declared in the respective Statement of Calculation of Social Contributions;

- freight expenses: not associated with sales operations and/or operations without proven association and contracted in the country, but concerning imported products;

- credits arising from the acquisition of property, plant and equipment mostly related to acquired companies, whose documentation was not found;

- taxation of revenues incorrectly classified as tax exempt, subject to zero tax rate or not taxed.

As of December 31, 2022, the balance of this provision was R$212,223 (2021: R$202,737). The Management, based on its assessment and that of its external legal advisors and considering the precedents on the matters at the Administrative Council of Tax Appeals (“CARF”), estimates that the administrative procedures will be concluded in 2026.

(ii) PIS and COFINS taxes

The Company is assessed for the payment of these taxes in many legal claims, such as:

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

- rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2.445 and 2.449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired; and

On December 31, 2022, the balance of this provision was R$69,641 (2021: R$67,403). Management, based on its assessment and that of its external legal advisors, estimates these procedures will conclude by 2030.

The Company offered guarantees in the form of bank guarantees and finished products, which, together, fully cover the amount of claims.

(iii) ICMS tax on interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of alleged violations:

- undue use of tax credits in the amount of R$58,164, due to the recording of credits indicated in the invoices for the sale of certain products, issued by Acrinor Acrilonitrila do Nordeste S.A. and Proquigel Química S.A., since the products were to be exported, and were therefore exempt from payment of ICMS tax;

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

- the fine for the abovementioned tax offense corresponds to 100% of the principal value recorded;

- fine in the amount of 30% on R$480,389, which corresponds to the sum of the amounts indicated in tax documents whose outflow of goods was not identified by the tax authority; and

- fine due to lack of presentation of tax documents requested.

After ending the discussions in the administrative sphere, with the partial reduction in contingency, the Company proposed lawsuits to continue the discussion, which were secured by a guarantee insurance. On December 31, 2022, the balance of this provision was R$329,125 (2021: R$313,380). The Management, based on its assessment and that of its external legal advisors, estimates the legal procedures will conclude in 2026.

(c) Changes in claims with probable chance of loss

				Civil claims
	Labor claims	Tax claims	claims	and other	Total

December 31, 2020	280,066	692,735	126,057	52,229	1,151,087

Additions, inflation adjustments and exchange variation	172,574	46,849	14,357	76,111	309,891
Payments	(70,968)	(3,659)	(40,109)	(2,770)	(117,506)
Reversals (*)	(112,914)	(20,826)	(5,479)	(50,423)	(189,642)

December 31, 2021	268,758	715,099	94,826	75,147	1,153,830

Additions, monetary adjustments and exchange variation	128,682	60,627	9,048	76,227	274,584
Payments	(57,750)	(8,792)	-	(3,243)	(69,785)
Reversals (*)	(127,033)	(31,041)	(487)	(28,570)	(187,131)
					-
December 31, 2022	212,657	735,893	103,387	119,561	1,171,498

(*)	A provision reversal occurs when the probability of loss or the value attributed to the lawsuit changes, or the suit is closed with a cash disbursement lower than the provisioned amount.

24.2 Contingent liabilities

The contingent liabilities whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company’s Management, based on its evaluation and that of its external legal advisors, are disclosed as follows:

	Note	2022	2021

Tax claims	(a)	18,270,680	17,224,429
Civil claims - Alagoas	26	5,489,479	2,614,344
Civil claims - Other	(b)	786,441	737,083
Labor claims	(c)	605,546	763,555
Environmental claims	(d)	639,880	571,057
Social security claims	(e)	515,506	398,783
Other lawsuits	(f)	380,862	337,807
Total		26,688,394	22,647,058

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(a) Tax claims

(i) IR/CSL: Charges with goodwill amortization

The subsidiaries Cetrel and DAC were notified by the Brazilian Federal Revenue Service, (Secretaria da Receita Federal do Brasil, hereinafter “RFB”), in December 2020 and June 2021, respectively, for the deduction of tax amortization charges on goodwill arising from the acquisition of equity interests in 2012.

As of December 31, 2022, the updated amount of these claims was R$194,695 (2021: R$179,370). The cases are pending in the administrative sphere with conclusion expected by 2026.

(ii) IR/CSL: Exchange variation on naphtha imports

In December 2017 and December 2020, the Company received a tax deficiency notice related to the disallowance of exchange variation expenses between the due date of commercial invoices and the effective payment of obligations related to naphtha imports, related to calendar years 2012 and 2015, respectively. In relation to year 2012, disallowances led to the adjustment of tax losses and social contribution tax loss carryforwards. For 2015, a tax credit was considered along with a qualified fine corresponding to 150% of the tax deficiency notice amount.

The tax deficiency notice issued in December 2020 also resulted in partial disallowance of the cost of naphtha imported from its subsidiary abroad, in an amount corresponding to the profit margin calculated by the subsidiary in the naphtha resale operations, carried out in 2014 and 2015.

As of December 31, 2022, this uncertain tax treatment is R$1.2 billion (2021: R$1.1 billion), including fiscal years already filed and non-filed. The administrative proceedings should be concluded by 2026.

(iii) ICMS: Credit reversal on output with tax deferral

In July and December 2020, the Company was notified, by the State of Alagoas, due to the lack of ICMS tax payment arising from the alleged lack of reversal of the tax credited in operations prior to outflows with tax deferral. On December 31, 2022, the value of these cases was R$639 million (2021: R$587 million).

The administrative proceedings should be concluded by 2025.

(iv) IR/CSL: Foreign earned income – Braskem Holanda

The Company received a deficiency notice from RFB, referring to fiscal years 2015 and 2016, stating its disagreement with applying the Agreement between Brazil and the Netherlands to avoid double taxation, which establishes that Dutch companies' profits cannot be taxed in Brazil.

On December 31, 2022, the amount of the uncertain tax treatment is R$10.6 billion (2021: R$8.8 billion), including fiscal years already filed and non-filed.

The administrative proceedings should be concluded by 2026.

(v) PIS and COFINS: taxation of liability reductions settled in connection with the installment plan under Provisional Executive Order (“MP”) 470/2009

The Company received notice for not applying to PIS and COFINS taxes the reductions for fines and interest, in view of the adoption of the installment plan offered by the Federal Government under MP 470/2009.

In March 2023, the Company obtained favorable opinion from court of last resort (the Superior Chamber of the Tax Resources Administrative Board) cancelling the full collection. In accordance to the Management, based on its evaluation and that of its external legal advisor, an appeal from the National Treasury is not applicable and, hence, the probability of loss was changed from possible to remote.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

On December 31, 2022, the updated value of this proceeding is R$967 million (2021: R$910 million).

(vi) IR/CSL: Charges with goodwill amortization

The Company was served by the RFB for deducting amortization charges, from 2007 to 2013, relating to goodwill originated from acquisitions of shareholding interests in 2002. In 2002, Braskem foundation was fulfilled due to petrochemical assets disposals from several business groups. On December 31, 2022, the updated contingency estimate is R$1.1 billion (2021: R$1.1 billion).

These administrative proceedings should be concluded by 2025, while the current court proceeding should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the court proceedings.

(vii) Non-cumulative PIS and COFINS taxes

The Company received a deficiency notice from the RFB due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process in matters that have already been contested at the administrative and court level and comprise the period from 2004 to 2018.

As of December 31, 2022, the amount under discussion of these notices is R$1.4 (2021: R$1.3 billion).

The administrative proceedings should be concluded by 2026, while the lawsuits should be concluded by 2032.

The Company offered a performance bond that covers the total amount involved in the court proceedings.

(viii) IR/CSL: Unlimited offsetting

In December 2009 and March 2017, the Company received tax deficiency notices claiming that the methodology used to offset tax losses and tax loss carryforwards that failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Corporate Income Tax and Social Contribution liabilities in merger operations, respectively, in November 2007 and August 2013.

As of December 31, 2022, the updated value of the contingency amounted to R$462 million (2021: R$430 million). The lawsuits should be concluded by 2031.

The Company offered performance bonds that cover the total amount involved in the court proceeding.

(ix) ICMS

The Company challenges ICMS collection drawn up in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia, Pernambuco and Alagoas, which materialized in administrative and court proceedings, including the following topics:

· ICMS credit on the acquisition of assets that are considered by tax authority as being for use and consumption, which as such do not produce a right to the credit because they are not physically part of the end product;

· ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by tax authority as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.;

· internal transfer of finished products for an amount lower than the production cost;

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

· omission of the entry or shipment of goods based on physical count of inventories;

· lack of evidence of exports of goods with shipment presumably taxed for the domestic market;

· non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

· fines for the failure to register invoices; and

· nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market of the Electric Power Trading Chamber.

As of December 31, 2022, the updated value of these proceedings was R$768 million (2021: R$756 million).

These administrative proceedings are expected to be terminated in 2027, while the court proceedings are expected to be terminated in 2031.

The Company offered performance bonds that cover the total amount involved in the current court proceedings.

(x) PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the judicial courts, which discuss the alleged undue offsetting of credits arising from other proceedings, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees – Federal Laws 2.445 and 2.449; and (v) the COFINS tax arising from the undue payment or payment in excess.

As of December 31, 2022, the updated amounts involved of these assessments total R$136 million (2021: R$131 million).

These judicial proceedings are expected to be terminated in 2025.

The Company offered guarantees that cover the total amount involved in the court proceedings.

(xi) IRRF and IR/CSL: Commission expenses

In December 2017, the Company received a tax deficiency notice from the RBF arising from: (i) the disallowance of commission expenses paid by Braskem in 2011; (ii) the disallowance of commission expenses paid by Braskem Inc. in 2013 and 2014; (iii) lack of payment of withholding income tax (“IRRF”) on the payments referred to in the previous item; and (iv) the disallowance of advertising expenses incurred in 2013.

On December 31, 2022, the updated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards in the tax deficiency notice is R$153 million (2021: R$142 million).

This administrative proceeding should be concluded by 2024.

(xii) Fines on tax credits used

In 2015 through 2022, the Company received notifications of individual fines imposed due to the use of credits from: (i) non-cumulative PIS/COFINS taxes; (ii) negative balances of IR/CSL taxes; (iii) REINTEGRA credits; and (iv) other credits, for offsets not approved by the RFB.

As of December 31, 2022, the updated value of these deficiency notices amounted to R$353 million (2021: R$310 million).

These administrative proceedings should be concluded by 2027.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(xiii) IR/CSL: Negative Balance – Offset

The Company claims, at the administrative and judicial levels, that RFB denies offsets seeking to settle federal taxes with credits arising from negative balance of IR/CSL.

As of December 31, 2022, the updated value of the taxes whose offset was not approved amounted to R$176 million (2021: R$173 million).

These administrative proceedings should be concluded by 2024, while the lawsuits should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the current court proceedings.

(xiv) PIS and COFINS: Cide-Fuels Tax Offset

The Company is a party to lawsuits claiming PIS and COFINS tax liabilities arising from their offset using Cide-Fuels tax credits, as authorized under Federal Law 10.336/2001.

As of December 31, 2022, the updated value of these cases was R$123 million (2021: R$118 million). The lawsuits should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the court proceedings.

(b) Civil claims

(i) Resale of solvents

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is pending judgment.

As of December 31, 2022, the claims prepared by the other party amounted to R$302 million (2021: R$265 million).

(ii) Hashimoto Public-Interest Civil Action

The Public-Interest Civil Action was filed in June 2018 by the São Paulo State Public Prosecutor’s Office against the Company and other firms that operate in the Capuava Petrochemical Complex, claiming the reparation and/or remediation of environmental damages supposedly arising from the emission of pollutants into the air, as well as the joint judgement of companies that comprise said complex seeking environmental moral damages in the updated amount of R$201 million (2021: R$175 million).

Braskem filed its defense in December 2020, which is awaiting expert evidence. This lawsuit should be concluded by 2030.

(c) Labor claims

Lawsuits filed by former team members and contractors who provided services to Braskem, and are chiefly related to overtime, wage parity and other amounts established in labor laws.

(d) Environmental claims

Public-Interest Civil Action filed in September 2011 by the Local Government of the city Ulianópolis in Pará State against Braskem and other companies, claiming reparation and/or remediation of environmental damage allegedly resulting from the delivery of waste to the Brazilian Bauxite Company , which had not disposed of it properly, polluting an area of the Municipality of Ulianópolis, as well as the joint and several liability of these companies for the payment of indemnification for environmental damage in the updated amount of R$363 million (2021: R$325 million).

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The companies filed their defense, however, a decision was rendered determining the temporary dismissal of the action for one year. This action should be concluded by 2030.

(e) Social security claims

In 2012, the Company withdrew sponsorship of the plans Petros Copesul and Petros PQU, and, in 2009, Petros Copene, whose private pension entity was Petros, remaining the obligation established under the Sponsorship Withdrawal Instrument to pay the mathematical reserves of Members, pursuant to Complementary Law 109/2001, which was met in 2015. However, after the payment, several beneficiaries filed individual and collective action regarding various claims, such as: (i) Difference of the Individual Withdrawal Fund; (ii) Change in base date; (iii) age limiter; (iv) 90% of supplementation; (v) Return of Contributions; (vi) Difference in Savings Account Reserve; (vii) Objection against legality of Sponsorship Withdrawal.

Currently, this portfolio is composed of 729 active cases (2021: 783), of a financial contingency nature, representing an estimated amount of R$379 million (2021: R$332 million).

(f) Other lawsuits

(i) Incentivized Preferred Shares

The Company currently is subject to the liquidation of an award related to a lawsuit filed in 1988, whose decision required Polialden Petroquímica S.A. (“Polialden”), a company merged into Braskem, to pay certain non-controlling shareholders that hold preferred shares in Polialden the distribution of the remaining net profit of the company.

The liquidation of award aims to determine the value of the dividends to be paid in accordance with the terms of the decision. The process is awaiting the start of the expert evidence.

As of December 31, 2022, based on Management’s assessment and that of its external legal advisors, the Company recorded a provision of R$21 million (2021: R$19 million). The amount considered as possible loss is R$262 million, and the total amount of the lawsuit is R$283 million (2021: R$257 million).

(ii)	Social security – hazardous agents

The Company is a party to other proceedings, which claim payments of additional contribution for Occupational Environmental Risk to fund the special retirement plan due to the alleged exposure of workers to hazardous agents: (a) in the administrative sphere (a.1) in the period from April 1999 to February 2006, jointly with a fine due to failure to declare the generating factor of the contribution to GFIP, and (a.2) in the period from January 2016 to July 2018; (b) in the legal sphere, in the periods from November 2000 to January 2001 and November 2001 to June 2002.

On December 31, 2022, the adjusted amount of these proceedings is R$203 million (2021: R$187 million).

The administrative proceedings should be concluded by 2025, while the only current court proceeding should be concluded by 2028.

The Company pledged a performance bond that covers the total amount involved in the current court proceeding.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

24.3 Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares. The action was grounded in the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas.

On December 15, 2022, the parties entered into Agreement to terminate the Class Action via payment of US$3 million, which was carried out in January 2023. On December 20, 2022, as the first measure for approval of the Agreement, the lead plaintiff filed a preliminary approval motion, and the U.S. District Court for the District of New Jersey will follow the required procedure for approval of the Agreement. The extinction of Class Action will be declared only after approval of the Agreement and after the obligations assumed by the parties of the Agreement are met.

Braskem cannot predict precisely all costs in solving this dispute. The Company may be named as a defendant in other similar legal actions.

24.4 Contingent assets

Contingent assets normally arise from unplanned or unexpected events that give rise to the possibility of an inflow of economic benefits to the Company. Contingent assets are not recognized in the consolidated financial statements, but they are disclosed when it is likely that an inflow of economic benefits will occur. However, when the inflow of benefits is virtually certain, the asset is recognized in the financial position statement because that asset is no longer considered contingent.

(i) Compulsory loans: Centrais Elétricas Brasileiras S.A. (“Eletrobras”)

The compulsory loan in favor of Eletrobras was established by Federal Law 4.156/62, to finance the energy industry and remained effective until 1993. It was collected through the energy bills of industrial consumers with monthly consumption equal to or higher than 2000kwh and, after successive amendments to the law, the reimbursement was extended to 20 years, plus compensatory interest of 6% per year, which can be anticipated through conversion of credits into shares issued by Eletrobras.

Between 2001 and 2009, the companies merged into Braskem S/A filed proceedings seeking the recovery of amounts related to differences in the inflation adjustment of the compulsory loan, interest on arrears and compensatory interest and other related payments.

The Company obtained a favorable final and unappealable decision in the cases of the merged companies Alclor Química de Alagoas Ltda., Companhia Alagoas Industrial – Cinal, Companhia Petroquímica do Sul S.A. – Copesul and Trikem S. A., which are currently in the execution phase. The cases of the merged companies Ipiranga Petroquímica S.A., Petroquímica Triunfo Ltda. and Quattor Química S.A are in the cognizance phase.

The term, form and amount to be realized are still uncertain, so it is not possible to determine the amount to be received and, for such reason, the asset does not meet the conditions to be recorded in the consolidated financial statements.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

25 Leniency agreement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (Ministério Público Federal, hereinafter “MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (Controladoria-Geral da União, hereinafter “CGU”) and the Office of the Attorney General (Advocacia-Geral da União, hereinafter “AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. Therefore, no additional payments are expected to be made by the Company.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

As of December 31, 2022, the Company paid R$3,070,578, distributed as shown below:

		AGU
Agreements signed with:	.	CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total

Amounts paid		877,763	296,591	407,300	1,282,464	206,460	3,070,578

(i)	U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

As of December 31, 2022, the outstanding amount is R$903,140 (R$392,486 and R$510,654 as current and non-current liabilities, respectively), under the MPF Agreement and CGU/AGU Agreement, which will be paid in three annual installments updated by the variation in the Selic rate and payable until January 30, 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

Braskem’s activities related to the monitoring by the CGU of the Company were successfully concluded, and no pending issues involving the Company remained, the CGU will present the Final Monitoring Report and prepare the Agreement. Moreover, the Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities.

26 Geological event - Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem preventively decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of well’s stability. The results are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i)	Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 26.1 (i).

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(ii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 26.1 (ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties.

Thus, the Company has been meeting all obligations assumed with the authorities and acting proactively on all fronts to resolve the issues arising from the geological event. Highlights: (i) PCF significant advances on assisting public authorities to vacate properties located in the risk areas and submitting full financial compensation offers with a high level of acceptance; (ii) the actions for closing and monitoring the salt wells, which are following the mining closure plan approved by the ANM, seeking to stabilize the subsidence phenomenon resulting from salt mining; and (iii) the social and environmental diagnoses conducted in connection with the Socio-Environmental Reparation Agreement.

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on December 31, 2022, shows the following changes in the period:

	2022	2021	2020

Balance at the beginning of the year	7,661,259	9,175,777	3,383,067

Additions	1,520,019	1,339,765	6,901,827
Payments and reclassifications (*)	(2,742,791)	(2,928,081)	(1,181,931)
Realization of present value adjusment	188,071	73,798	72,814
Balance at the end of the year	6,626,558	7,661,259	9,175,777

Current liability	4,247,609	4,378,071	4,349,931
Non-current liability	2,378,949	3,283,188	4,825,846
Total	6,626,558	7,661,259	9,175,777

(*)	Of this amount, R$2,532,138 (2021: R$2,739,686) refers to payments made and R$210,653 (2021: R$188,395) was reclassified to other accounts payable.

The current provision can be segregated into the following action fronts:

a. Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

These actions have a provision of R$2,087,142 (2021: R$3,390,849) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining wells. Based on studies of the specialists, the recommendation was to fill 5 more salt wells with solid material, bringing the total wells to be filled to 9, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

The provisioned amount of R$1,367,269 (2021: R$1,691,032) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

The monitoring system implemented by Braskem envisages actions developed during and after the closure of wells, focusing on safety and monitoring of the region’s stability.

The Company’s actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM.

In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF. In February 2023, MPF expressed its agreement with this environmental plan, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also is agreed that the environmental diagnosis will be updated in December 2025.

c. Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The provision amount, updated by inflation index established in the agreement, is R$1,567,842 (2021: R$1,577,186).

d. Additional measures, for which the provision amounts to R$1,604,305 (2021: R$1,002,192), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, will be defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.

Also in the context of understandings with the authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexais Agreement”), entered into by Braskem and the MPF, the MPE, the DPU, and Municipality of Maceió for the adoption of action for requalification in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Term of Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress with local authorities about other indemnification requests to understand them better, resulting in advances in the understanding between the parties that may result in an agreement. Although future disbursements may occur as a result of progress in negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

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

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies related to the claim for the geological event in Alagoas.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

26.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (“ACP”) filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender’s Office – Reparation for Residents

Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas, in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company’s financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was ratified on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents”), entered into by Braskem and the MPE, the DPE, the MPF and the DPU (“Authorities”), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program implemented by Braskem, for the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement for Compensation of Residents to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region (“Studies”). The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement for Compensation of Residents and an additional R$1 billion under the second amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On December 31, 2022, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$175,153 under current assets (2021: R$835,517). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond in the current amount of R$1.2 billion (down from the R$2 billion performance bond envisaged in the Agreement for Compensation of Residents).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

(i)	On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below: To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.
(ii)	Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study and the second opinion report on the environmental planning were delivered to the MPF on June 30, 2022 and December 7, 2022, respectively, and will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision. Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company’s Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation regarding to Braskem. Moreover, this agreement provides for the possibility of adhesion by other parties, including the Municipality of Maceió.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was terminated. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, from liable parties, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(iii) Public-Interest Civil Action filed by the Federal Public Defender’s Office (“DPU”): refusal of insurance within the scope of Housing Financial System (“SFH”)

Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – see item (i).

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

(iv) Public-Interest Civil Action filed by the Alagoas State Public Defender’s Office – Review of terms of the Flexais Agreement

Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexais Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through of this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region, this being the amount attributed to the lawsuit. The injunction relief requests were rejected by the court; decision subjected to appeal by DPE.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(v) Indemnity Claim: Companhia Brasileira de Trens Urbanos (“CBTU”)

On February 2, 2021, the Company was notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On December 31, 2022, the updated value of this lawsuit is R$1.43 billion (2021: R$1.40 billion). Braskem entered into a memorandum of understanding with CBTU to seek a consensual solution and suspend the lawsuit during the negotiation period and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until June 2023.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The Management, based on its assessment and that of its external legal advisors, classifies the probability of loss in this case as possible.

(vi) Indemnity Claim: Pinheiro District Property

Indemnity claim filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of December 31, 2022, the amount of this action is R$306 million (2021: R$264 million). The lawsuit is ongoing, and Management, supported by the opinion of its external legal advisors, classifies the probability of loss in this case as possible.

(vii) Indemnity Claim: State of Alagoas

Indemnity claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

As injunction relief, the State of Alagoas requested the blocking of R$ 1.1 billion from Braskem bank accounts, as a guarantee to repair material and non-material damages allegedly suffered by the State Public Administration, this being the amount attributed to the lawsuit. On April 19, 2023, this injunction relief request was accepted by the court; that determined the cautionary blocking of approximately R$ 1.1 billion from Company bank accounts. Upon presentation of a performance bond by the Company, on April 23, 2023, the Appellate Court suspended the effectiveness of the decision to block Braskem bank accounts, as previously issued by the Lower Court.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss in this lawsuit as possible.

(viii) Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On December 31, 2022, Braskem was defendant in several other actions, that, in aggregate, involve the amount of R$1 billion (2021: R$895 million), filed in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss of the other individual lawsuits, in the total amount mentioned above, as possible.

27 Benefits offered to employees

27.1 Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

	2022	2021	2020

Health care	243,620	235,681	197,683
Private pension	127,954	136,851	94,302
Transport	86,217	77,201	66,752
Feeding	62,786	51,240	38,400
Life insurance	10,400	10,324	9,875
Training	27,032	15,723	14,892
Other	16,027	12,546	14,117
	574,036	539,566	436,021

27.2 Long-term incentive plan (“ILP Plan”)

On March 21, 2018, the Extraordinary Shareholders Meeting approved the Long-Term Incentive Plan with the grant of Restricted Shares (“ILP Plan”) to align the interests of shareholders and executive officers (participants) and to promote their continued employment at the Company.

The grant is subject to the voluntary investment of own financial resources by participants in the shares issued by the Company (tickers BRKM5 or BAK). To acquire the right, participants must maintain their employment relationship with the Company and hold uninterruptedly the shares acquired during the three-year vesting period.

When the conditions to obtain the right are met, the Company transfers to participants the number of restricted shares to which they are entitled, which are held in treasury or acquired through repurchase program.

If the transfer is not possible, the Company will pay to participants, in cash, the amount equivalent to the shares granted at the share price traded on stock exchange on the second business day immediately prior to the respective payment date.

The fair value of shares on the grant date is recognized on a straight-line basis under personnel expenses during the vesting period, reflecting the expected number of shares that will meet the conditions to obtain the right, in such a way that the end amount recognized as an expense is based on the number of shares that effectively meet the conditions on the vesting date.

The form of settlement of the ILP Plan determines the corresponding entry of expenses, which is recognized under equity for payment of shares and recognized under liabilities for cash payment, with the liability remeasured on each reporting date and on the settlement date, based on the American Depositary Receipt price. Any changes in the fair value of the liability are recognized as personnel expenses.

The programs listed below were approved by the Board of Directors under the terms and conditions of the Long-Term Incentive Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Flat	Grant Date	End of Grace Period	Settlement Method	Granted quantities	(-) Canceled	(-) Exercised	Qty. on 12/31/2021	(+) Granted	(-) Canceled	(-) Exercised	Qty. on 12/31/2022	Fair value of the share*

2019 Plan	03/19/19	03/19/22	Shares	417,234	(71,905)	-	345,329	-	(18,802)	(326,527)	-
2019 Plan	03/19/19	03/19/22	Cash	82,128	(8,433)	-	73,695	-	(1,297)	(72,398)	-

2020 Plan	04/01/20	04/01/23	Shares	1,007,883	(72,743)	(2,373)	932,767	-	-	-	932,767	R$ 16.27
2020 Plan	04/01/20	04/01/23	Cash	314,333	(47,943)	-	266,390	-	-	-	266,390	USD 9.67

2021 Plan	05/10/21	05/10/24	Shares	557,888	(9,598)	-	548,290	-	-	-	548,290	R$ 51.39
2021 Plan	05/10/21	05/10/24	Cash	144,779	-	-	144,779	-	-	-	144,779	USD 9.67

2022 Plan	05/17/22	05/17/25	Shares	-	-	-	-	537,870	-	-	537,870	R$ 44.15
2022 Plan	05/17/22	05/17/25	Cash	-	-	-	-	132,902	-	-	132,902	USD 9.67

(*)	Values in monetary units.

On December 31, 2022, the amount recorded in equity is R$39,413 (2021: R$31,932).

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

As of December 31, 2022, the number of active participants in Vexty sums 6,391 (2021: 6,113) and the contributions made by the sponsors in the year amount to R$92,208 (2021: R$68,744) and the contributions made by the participants amounted to R$77,263 (2021: R$83,599).

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

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Braskem America

Braskem America administers the Novamont, which is a closed defined benefit pension plan for the employees of a plant located in the State of West Virginia. On December 31, 2022, there were 36 active participants, 32 employees with deferred benefits along and 101 assisted participants (2021: 36 active participants, 141 employees with deferred benefits and 173 assisted participants).

During 2022, the number of participants in the pension plan decreased, and 173 participants received a fixed payment or opted for insurance annuity.

Due to the current funding levels of the pension plan, the subsidiary was not required to contribute to the plan during the 2022 plan year and, therefore, there were no additional cash contributions made by the subsidiary or the participants in 2022 and 2021.

Braskem Alemanha (“Germany”)

Braskem Alemanha is the sponsor of the defined benefit plans and defined contribution plans of its employees. As of December 31, 2022, the plans have 172 participants (2021: 158) and no contributions were made by the subsidiary or the participants in 2022 and 2021.

Braskem Holanda (“Netherlands”)

The subsidiary Braskem Holanda is the sponsor of the defined contribution plans of its employees. As of December 31, 2022, the plans have 12 participants (9 participants in 2021) and no contributions were made by the subsidiary or the participants in 2021 and 2020.

Braskem Idesa

Braskem Idesa is the sponsor of defined benefit plans for its team members. As of December 31, 2022, the plan was composed of 965 active participants (2021: 936 active participants). The contributions the subsidiary made in the year amounted to R$4,370 (2021: R$3,810). During 2022 and 2021, there were no contributions from participants.

(a) Amounts in statement of financial position

	2022	2021
Defined benefit
Novamont Braskem America	58,221	117,509
Braskem Idesa	23,053	22,960
Braskem Alemanha and Netherlands	147,562	223,193
	228,836	363,662
Health care
Bradesco saúde	321,520	243,706
Total obligations	550,356	607,368

Fair value of plan assets
Novamont Braskem America	(54,665)	(117,509)
Braskem Alemanha	(1,948)	(2,162)
	(56,613)	(119,671)

Consolidated net balance (non-current liabilities)	493,743	487,697

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Change in obligations

			2022			2021			2020
	Health	Benefit		Health	Benefit		Health	Benefit
	insurance	plans	Total	insurance	plans	Total	insurance	plans	Total

Balance at beginning of year	243,706	363,662	607,368	217,089	370,860	587,949	224,852	245,565	470,417
Current service cost	4,928	12,732	17,660	4,817	13,681	18,498	4,678	12,486	17,164
Interest cost	20,200	6,914	27,114	15,692	5,906	21,598	17,097	6,482	23,579
Benefits paid	(12,639)	(34,208)	(46,847)	(10,712)	(7,191)	(17,903)	(5,949)	(7,409)	(13,358)
Actuarial losses (gain)	65,325	(83,485)	(18,160)	16,820	(26,668)	(9,848)	(23,589)	25,803	2,214
Exchange variation		(36,779)	(36,779)		7,074	7,074	-	87,933	87,933
Balance at the end of the year	321,520	228,836	550,356	243,706	363,662	607,368	217,089	370,860	587,949

(b) Change in fair value plan assets

	2022	2021	2020

Balance at beginning of year	119,671	115,875	81,342
Actual return on plan assets	(25,929)	722	15,791
Benefits paid	(32,264)	(5,301)	(4,973)
Exchange variation	(4,866)	8,375	23,715
Balance at the end of the year	56,613	119,671	115,875

On December 31, 2022, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

Amounts recognized in profit and loss

			2022			2021			2020
	Health	Benefit		Health	Benefit		Health	Benefit
	insurance	plans	Total	insurance	plans	Total	insurance	plans	Total
			-
Current service cost	4,928	12,732	17,660	4,817	13,681	18,498	4,678	12,486	17,164
Interest cost	20,200	6,914	27,114	15,692	5,906	21,598	17,097	6,482	23,579
Actuarial (losses) gains		(83,485)	(83,485)		(24,203)	(24,203)	-	15,461	15,461
	25,128	(63,839)	(38,711)	20,509	(4,616)	15,893	21,775	34,429	56,204

(c) Actuarial assumptions

															(%)
					2022					2021					2020
	Health	United				Health	United				Health	United
	insurance	States	Mexico	Germany	Netherlands	insurance	States	Mexico	Germany	Netherlands	insurance	States	Mexico	Germany	Netherlands

Discount rate	5.97	5.10	8.00	1.20	3.60	5.33	2.90	8.00	1.20	1.20	3.99	2.60	7.25	0.70	0.70
Inflation rate	3.00	n/a	4.00	2.00	2.00	3.00	n/a	4.00	2.00	2.00	3.25	n/a	4.00	2.00	2.00
Expected return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	5.00	3.00	3.25	n/a	n/a	5.00	3.00	3.00	n/a	n/a	5.00	3.00	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	1.75	2.25	n/a	n/a	n/a	1.75	1.75	n/a	n/a	n/a	1.75	1.75
Aging factor	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a	n/a
Medical inflation	3.50	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a	n/a
Duration	12.83	n/a	n/a	n/a	n/a	14.16	n/a	n/a	n/a	n/a	14.99	n/a	n/a	n/a	n/a

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Sensitivity analysis

	Impact on the defined benefit obligation
					Premise change					Premise increase					Premise reduction
	Health	United				Health	United				Health	United
	insurance	States	Mexico	Germany	Netherlands	insurance	States	Mexico	Germany	Netherlands	insurance	States	Mexico	Germany	Netherlands
Discount rate	1.0%	1.0%	1.0%	0.25%	0.25%	32,758	5,536	1,646	5,477	297	(39,621)	(6,605)	(1,935)	(5,836)	(315)
Real medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	n/a	0.5%	0.5%	n/a	n/a	n/a	8,604	468	n/a	n/a	n/a	(8,114)	(442)
Rate of increase in future pension plan	1.0%	n/a	n/a	0.25%	0.25%	(7,740)	n/a	n/a	4,241	231	8,098	n/a	n/a	(4,115)	(224)
Life expectancy	1.0%	n/a	n/a	1 ano	1 ano	48,527	n/a	n/a	3,637	198	(39,355)	n/a	n/a	(3,797)	(207)
Mortality rate	n/a	10.0%	n/a	n/a	n/a	n/a	1,681	n/a	n/a	n/a	n/a	(1,839)	n/a	n/a	n/a

	Health insurance - Impact on cost of services and interests costs
	Premise change		Premise increase		Premise reduction
	Cost of	Iterests	Cost of	Iterests	Cost of	Iterests
	services	costs	services	costs	services	costs
Discount rate	1.0%	1.0%	730	106	(933)	11
Life expectancy	1.0%	1.0%	542	4,441	(464)	(3,602)
Rate of increase in future pension plan	1.0%	1.0%	123	708	(129)	(741)

28 Equity

28.1 Capital

On December 31, 2022 and 2021, the Company's subscribed and paid-up capital stock amounted to R$8,043,222 and comprised 797,207,834 shares with no par value, distributed as follows:

		Amount of shares
		Common		Preferred shares		Preferred shares
		shares	%	class A	%	class B	%	Total	%

Novonor		226,334,623	50.11	79,182,498	22.95	-	-	305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96	-	-	288,188,691	36.15
ADR	(i)	-	-	42,869,320	12.42	-	-	42,869,320	5.38
Other		12,907,077	2.86	146,581,427	42.48	478,790	100.00	159,967,294	20.07
Total		451,668,652	100.00	344,394,984	99.81	478,790	100.00	796,542,426	99.92
Treasury shares		-	-	665,408	0.19	-	-	665,408	0.08
Total		451,668,652	100.00	345,060,392	100.00	478,790	100.00	797,207,834	100.00

Authorised		535,661,731		616,682,421		593,818		1,152,937,970

(i)	American Depository Receipt ("ADR") on the New York Stock Exchange – NYSE (USA).

Changes in shares during the year:

		Amount of shares
	Note	2020	Changes	2021	Changes	2022
Outstanding shares
Commom shares		451,668,652	-	451,668,652	-	451,668,652
Preferred Class A	28.4	343,824,794	333,432	344,158,226	236,758	344,394,984
Preferred Class B		500,230	(21,440)	478,790	-	478,790
		795,993,676	311,992	796,305,668	236,758	796,542,426

Treasury shares
Preferred Class A	28.4	1,224,878	(322,712)	902,166	(236,758)	665,408

Total		797,218,554	(10,720)	797,207,834	-	797,207,834

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

28.2 Capital reserves

This reserve includes part of the shares issued in the Company’s several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

28.3 Profit reserves

(a) Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(b) Tax incentive reserve

This reserve results from the allocation of part of net income for the year equivalent to tax incentives, arising from governmental subsidies (see Note 31). This reserve may only be used to offset losses with subsequent reconstitution or increase share capital.

(c) Profit retention

Under Brazilian Corporation Law, portions of net income for the fiscal year may be allocated to reserves or retained based on the capital budget. Profits not allocated as such may be distributed to shareholders in the form of dividends. In 2022, this reserve was partially used to absorb losses for the year (Note 28.6).

28.4 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class “A” preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In 2022, 236,758 shares held in treasury were delivered to participants of the LTI Program 2019, which was fully settled in April 2022. In 2021, 322,712 shares were granted as payment of the LTI Program 2018.

28.5 Payment of dividends

On April 19, 2022, the Annual and Extraordinary Shareholders Meeting approved distribution of the proposed additional dividends on the 2021 results, corresponding to R$1.696348838321 per outstanding common share and class “A” preferred share, in the amount of R$1.35 billion, payment of which was made as from May 2, 2022.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

28.6 Accumulated losses

Accumulated losses in 2022 were absorbed as follows:

2022

Loss for the year of the Company's shareholders	(335,677)
Amounts posted directly to the Retained Earnings account:
SUDENE tax incentive supplement	(108,975)
Comprehensive income	26,883
Other	475
(417,294)
Loss absorption using profit reserve:
Profit reserves - Retention of profits	417,294
417,294

29 Earnings (loss) per share

Basic earnings (loss) per share is calculated by means of the division of profit (loss) for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 28.4, particularly in relation to the limited rights enjoyed by class “B” preferred shares. The calculation of the diluted earnings (loss) per share is based on the weighted average of class “A” preferred shares, assuming the conversion of all preferred shares into treasury that would cause the dilution.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 28.4 and there is no highest limit for their participation.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings (losses) per share.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

		2022		2021		2020
	Basic	Diluted	Basic	Diluted	Basic	Diluted

(Loss) profit for the year attributed to Company's shareholders	(335,677)	(335,677)	13,984,946	13,984,946	(6,691,720)	(6,691,720)

Distribution of priority dividends attributable to:
Preferred shares class "A"	-	-	208,574	208,574	-	-
Preferred shares class "B"	-	-	290	290	-	-
	-	-	208,864	208,864	-	-

Distribution of 6% of unit price of common shares	-	-	273,729	273,729	-	-

Distribution of excess profits, by class:
Common shares	-	-	7,664,208	7,664,208	-	-
Preferred shares class "A"	-	-	5,838,145	5,838,145	-	-
	-	-	13,502,353	13,502,353	-	-

Reconciliation of income available for distribution, by class (numerator):
Common shares	(190,357)	(190,357)	7,937,937	7,937,937	(3,797,070)	(3,797,071)
Preferred shares class "A"	(145,118)	(145,118)	6,046,719	6,046,719	(2,890,445)	(2,890,444)
Preferred shares class "B"	(202)	(202)	290	290	(4,205)	(4,205)
	(335,677)	(335,677)	13,984,946	13,984,946	(6,691,720)	(6,691,720)

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	451,668,652	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	344,329,470	344,329,470	344,054,700	345,049,701	343,823,811	345,049,672
Preferred shares class "B"	478,790	478,790	500,171	500,171	500,230	500,230
	796,476,912	796,476,912	796,223,523	797,218,524	795,992,693	797,218,554

Profit (loss) per share (in R$)
Common shares	(0.42)	(0.42)	17.57	17.57	(8.41)	(8.41)
Preferred shares class "A"	(0.42)	(0.42)	17.57	17.52	(8.41)	(8.38)
Preferred shares class "B"	(0.42)	(0.42)	0.58	0.58	(8.41)	(8.41)

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

Weighing of shares

		2022
		Basic
		Preferred shares
	Class "A"
	Outstanding	Weighted
	shares	average

Amount at beginning of the year	344,158,226	344,158,226

Incentive long term plan payments with treasury shares	236,758	171,244

Amount at the end of the year	344,394,984	344,329,470

				2021
				Basic
				Preferred shares
	Class "A"		Class "B"
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average

Amount at beginning of the year	343,824,794	343,824,794	500,230	500,230

Incentive long term plan payments with treasury shares	322,712	229,877
Conversion shares class "B" into shares class "A"	10,720	29	(21,440)	(59)

Amount at the end of the year	344,158,226	344,054,700	478,790	500,171

		2020
		Basic
		Preferred shares
		Class "A"
	Outstanding	Weighted
	shares	average

Amount at beginning of year	343,823,073	343,823,073

Incentive long term plan payments with treasury shares	1,721	738

Amount at the end of the year	343,824,794	343,823,811

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

30 Net revenue

2022	2021	2020
96,519,284	105,625,201	58,543,494

Revenue from sales of products is recognized when the control of assets is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange of these assets. The performance obligations are met at a specific moment in time. The Company does not make sales with continued management involvement. Most of the Company’s sales are made to industrial customers and, in a lower volume, to resellers.

(i)	The specific moment when the Company satisfies a performance obligation by transferring a promised good or service to the client is determined as follows: for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client when the risk of the goods is delivered at the destination established in the contract;
(i)	(ii) for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred when the products are delivered to the client’s carrier; and for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official markers, which is the point of delivery of the products and transfer of their ownership.

(a) Net revenue by country

	2022	2021	2020

Brazil	56,217,472	55,830,330	32,369,199
United States	18,085,607	24,232,413	10,848,609
Mexico	4,468,827	5,505,893	2,765,815
Argentina	2,092,700	2,068,023	1,267,967
Germany	1,695,009	1,912,373	1,106,877
Switzerland	1,492,922	1,230,541	633,512
Italy	1,095,133	1,304,113	811,787
Chile	870,858	1,230,493	544,329
Netherlands	816,678	642,844	432,897
Luxembourg	756,297	987,656	592,777
Singapore	755,971	1,175,133	1,183,838
Peru	740,011	666,867	471,847
Japan	723,757	1,162,226	618,940
Spain	546,646	517,532	282,362
United Kingdom	490,801	585,766	204,953
Uruguay	469,555	495,120	405,946
Poland	455,458	649,825	285,714
Bolivia	427,237	296,138	190,447
Sweden	401,251	481,289	310,984
Canada	393,504	558,730	297,756
France	359,946	326,570	247,062
Paraguay	316,460	318,842	254,255
Colombia	263,695	274,335	174,381
China	172,656	354,071	496,920
South Korea	159,944	669,055	360,704
Other	2,250,890	2,149,023	1,383,616
	96,519,284	105,625,201	58,543,494

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(b) Net revenue by product

	2022	2021	2020

PE/PP	61,145,093	73,306,089	41,137,288
Benzene, toluene and xylene	7,279,584	5,819,696	3,051,752
Ethylene, Propylene	5,819,345	6,872,999	3,600,276
ETBE/Gasoline	5,722,767	4,321,371	2,170,289
PVC/Caustic Soda/EDC	5,710,838	5,806,011	3,134,617
Butadiene	3,028,048	3,019,836	1,372,428
Solvents	1,522,025	1,129,484	654,793
Cumene	1,425,097	1,342,811	636,635
Naphtha, condensate and crude oil	422,359	1,648,581	915,807
Other	4,444,130	2,358,324	1,869,609
	96,519,284	105,625,201	58,543,494

(c) Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2022, the most significant revenue from a single client amounts to approximately 2.4% of total net revenues of the Company and refers to the sale of chemicals and resins.

31 Tax incentives

(a) SUDENE–- IR

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IRPJ and additional taxes on income from the following industrial units: (i) PVC and Chlor-Alkali (Cloro Soda), established in the state of Alagoas; and (ii) Chemicals, PE, PVC and Chlor-Alkali units, established in the city of Camaçari (in Bahia State). The tax incentive granted by the Northeast Development Department (“SUDENE”) is calculated based on the Profit from Exploration of the incentivized activity, with an enjoyment period of 10 years. In 2020, the operations in Brazil recorded tax loss, therefore it is not possible to make any deductions as a tax incentive.

In 2022, the Company recorded a tax loss and, for such reason, did not make use of tax benefits.

(b) PRODESIN–- ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program (“PRODESIN”), which are aimed at implementing and expanding a plant in that state.

The Company obtained a final and unappealable decision (Case No. 0042875-86.2015.4.01.3300) that exempted it from the payment of IR/CSL on tax incentives granted under PRODESIN, ensuring their treatment as a reducer of taxes on sales, in the period between the calendar years 2010 to 2017, in the accumulated amount of R$425,913. In 2022, the amount was R$87,415 (2021: R$176,284).

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

32 Expenses by nature and function

	2022	2021	2020

Classification by nature:
Raw materials other inputs	(73,181,706)	(63,570,499)	(37,913,921)
Personnel expenses	(3,223,477)	(3,478,323)	(3,074,305)
Outsourced services	(3,411,818)	(3,193,970)	(2,219,413)
Depreciation and amortization	(4,733,165)	(4,178,433)	(4,048,081)
Freights	(4,034,901)	(2,966,229)	(2,321,740)
Idle industrial plants	(414,441)	(338,987)	(518,528)
Provision - geological event in Alagoas (Note 26)	(1,520,019)	(1,339,765)	(6,901,828)
PIS and Cofins credits - exclusion of ICMS from the calculation basis		1,031,099	310,557
Other income	507,333	1,843,153	440,192
Other general and administrative expenses	(2,269,865)	(3,394,344)	(2,348,921)
Total	(92,282,059)	(79,586,298)	(58,595,988)

Classification by function:
Cost of products sold	(85,160,548)	(73,568,231)	(47,331,414)
Selling and distribution	(2,108,417)	(2,055,640)	(1,852,055)
(Loss) reversals for impairment of trade accounts receivable	(38,426)	(8,914)	(55,252)
General and administrative	(2,763,983)	(2,522,127)	(1,918,747)
Research and development	(374,493)	(296,583)	(250,648)
Other income (i)	507,333	1,534,487	750,749
Other expenses (ii)	(2,343,525)	(2,669,290)	(7,938,621)
Total	(92,282,059)	(79,586,298)	(58,595,988)

(i)	In 2021 and 2020, refers mainly to the final and unappealable decision of lawsuits claiming the exclusion of ICMS from PIS/COFINS calculation base totaling R$1,031,099 and R$310,557, respectively. In 2022, lawsuits with favorable decisions for Braskem claiming the recovery of taxes in the amount of R$123,202, and financial penalty on the feedstock supply agreement in the amount of R$119,576.
(ii)	Mainly refers to provisions for Alagoas in the amount of R$1,520,019 (2021: R$1,339,765 and 2020: R$6,901,828), provisions for reparation of environmental damages in the amount of R$238,700 (2021: R$588,110 and 2020: R$306,275) and financial penalties on sale agreements in the amount of R$22,453 (2021: R$344,902 and 2020: R$4,008).

33 Financial results

Transactions in foreign currencies are translated into the respective functional currency of the Company’s subsidiaries at the exchange rates in effect on the transaction dates.

Monetary assets and liabilities denominated and measured in foreign currency on the reporting date are re-translated into the functional currency at the exchange rate on said date. Non-monetary assets and liabilities measured at fair value in foreign currency are re-translated into the functional currency at the exchange rate on the date on which the fair value was determined. Non-monetary items that are measured based on the historical cost in foreign currencies are translated at the exchange rate on the date of the transaction. The differences in foreign currencies resulting from conversion are recognized in financial income or loss, unless the liability involves a cash flow hedge accounting relationship.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

		2022	2021	2020
Financial income
Interest income		1,049,745	439,891	310,202
Inflation indexation income on tax assets	(i)	16,489	1,041,917	170,857
Gain on derivatives		635,779	246,459	-
Other		308,121	99,171	119,125
		2,010,134	1,827,438	600,184

Financial expenses
Interest expenses		(3,125,206)	(2,922,958)	(2,928,803)
Inflation indexation expenses on tax liabilities		(266,281)	(93,722)	(138,410)
Discounts granted		(129,249)	(75,677)	(81,920)
Loans transaction costs - amortization		(260,511)	(691,243)	(172,269)
Adjustment to present value - appropriation		(580,994)	(179,461)	(225,889)
Interest expense on leases		(203,257)	(173,536)	(164,166)
Losses on derivatives		(596,501)	(1,003,502)	(809,150)
Other		(500,694)	(767,056)	(392,758)
		(5,662,693)	(5,907,155)	(4,913,365)

Exchange rate variations, net
On financial assets		(522,251)	230,370	336,527
On financial liabilities		(49,919)	(4,233,177)	(5,635,238)
		(572,170)	(4,002,807)	(5,298,711)

Total		(4,224,729)	(8,082,524)	(9,611,892)

(i)	In 2021, R$990,877 refers to the inflation adjustment of lawsuits with final and unappealable decisions related to ICMS exclusion from PIS/COFINS calculation basis (Note 10.b).

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

The effects from exchange variation on the Company’s transactions are mainly due to the variations in the following currencies:

	End of year rate			Average rate
								Variation
	2022	2021	Variation	2022	2021	Dec/20	2022-2021	2021-2020
U.S. dollar - Brazilian real	5.2177	5.5805	-6.50%	5.1655	5.3956	5.1578	-4.26%	4.61%
Euro - Brazilian real	5.5694	6.3210	-11.89%	5.4420	6.3784	5.8989	-14.68%	8.13%
Mexican peso - Brazilian real	0.2667	0.2730	-2.31%	0.2569	0.2660	0.2402	-3.44%	10.75%
U.S. dollar - Mexican peso	19.5720	20.4519	-4.30%	20.1249	20.2900	21.5098	-0.81%	-5.67%
U.S. dollar - Euro	0.9416	0.8853	6.36%	0.9510	0.8458	0.8775	12.44%	-3.61%

34 Segment information

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

- Other segments: substantially comprises the activities of Cetrel.

(a) Presentation, measurement and reconciliation of segment results

Information by segment is generated in accounting records, which are reflected in the consolidated financial statements. The operating segments are stated based on the results of operations.

The eliminations and reclassifications line are mainly represented by purchases and sales between the Company’s reportable segments.

Corporate Unit comprises items not allocated directly to the reportable segments and are disclosed to reconcile the segments to the consolidated financial information.

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(b) Results by segment

	2022

				Operating expenses
		Cost of		Selling, general	Results from	Other operating		Profit (loss)
	Net	products	Gross	and distribuition	equity	income		before net financial
	revenue	sold	profit	expenses	investments	(expenses), net		expenses and taxes
Reporting segments
Brazil	69,079,724	(63,195,629)	5,884,095	(1,853,039)	-	(1,888,999)		2,142,057
USA and Europe	23,421,096	(19,986,176)	3,434,920	(838,474)	-	56,944		2,653,390
Mexico	5,834,017	(5,069,531)	764,486	(451,605)	-	(33,370)		279,511
Total	98,334,837	(88,251,336)	10,083,501	(3,143,118)	-	(1,865,425)		5,074,958

Other segments	402,991	(262,402)	140,589	82,498	34,848	5,644		263,579
Corporate unit	-	-	-	(2,196,506)	-	19,375		(2,177,131)

Braskem consolidated before eliminations and reclassifications	98,737,828	(88,513,738)	10,224,090	(5,257,126)	34,848	(1,840,406)		3,161,406

Eliminations and reclassifications	(2,218,544)	3,353,190	1,134,646	(28,193)	-	4,214		1,110,667

Total	96,519,284	(85,160,548)	11,358,736	(5,285,319)	34,848	(1,836,192)		4,272,073

	2021
				Operating expenses
		Cost of		Selling, general	Results from	Other operating		Profit (loss)
	Net	products	Gross	and distribuition	equity	income		before net financial
	revenue	sold	profit	expenses	investments	(expenses), net		expenses and taxes
Reporting segments
Brazil	69,494,923	(49,309,552)	20,185,371	(1,608,185)	-	(2,210,601)		16,366,585
USA and Europe	32,403,632	(23,343,205)	9,060,427	(900,885)	-	(25,580)		8,133,962
Mexico	6,506,297	(3,413,652)	3,092,645	(471,821)	-	(15,302)		2,605,522
Total	108,404,852	(76,066,409)	32,338,443	(2,980,891)	-	(2,251,483)		27,106,069

Other segments	363,684	(233,084)	130,600	76,830	4,644	(28,674)		183,400
Corporate unit	-	-	-	(1,963,137)	-	1,161,517	(i)	(801,620)

Braskem consolidated before eliminations and reclassifications	108,768,536	(76,299,493)	32,469,043	(4,867,198)	4,644	(1,118,640)		26,487,849

Eliminations and reclassifications	(3,143,335)	2,731,262	(412,073)	(16,066)	-	(16,163)		(444,302)

Total	105,625,201	(73,568,231)	32,056,970	(4,883,264)	4,644	(1,134,803)		26,043,547

	2020
				Operating expenses
		Cost of		Selling, general	Results from	Other operating		Profit (loss)
	Net	products	Gross	and distribuition	equity	income		before net financial
	revenue	sold	profit	expenses	investments	(expenses), net		expenses and taxes
Reporting segments
Brazil	40,794,387	(32,498,003)	8,296,384	(1,471,722)	-	(7,082,604)		(257,942)
USA and Europe	14,638,660	(12,337,486)	2,301,174	(721,191)	-	(82,695)		1,497,288
Mexico	4,000,805	(3,075,001)	925,804	(436,859)	-	(364,259)		124,686
Total	59,433,852	(47,910,490)	11,523,362	(2,629,772)	-	(7,529,558)		1,364,032

Other segments	302,374	(188,350)	114,024	63,874	(19,398)	(320)		158,180
Corporate unit	-	-	-	(1,493,479)	-	359,071		(1,134,408)

Braskem consolidated before eliminations and reclassifications	59,736,226	(48,098,840)	11,637,386	(4,059,377)	(19,398)	(7,170,807)		387,804

Eliminations and reclassifications	(1,192,732)	767,426	(425,306)	(17,325)	-	(17,065)		(459,696)

Total	58,543,494	(47,331,414)	11,212,080	(4,076,702)	(19,398)	(7,187,872)		(71,892)

See comment in Note 32(i).

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

(b) Property, plant and equipment and intangible assets by segment

	2022	2021
Reporting segments
Brazil	19,428,926	18,072,312
USA and Europe	7,075,743	7,688,713
Mexico	13,736,298	14,019,167
Total	40,240,967	39,780,192
Unallocated amounts	544,472	322,237
Total	40,785,439	40,102,429

Braskem S.A.

Notes to the consolidated financial statements
at December 31, 2022
All amounts in thousands of Reais, except as otherwise stated

35 Contractual obligations

The Company has long-term contractual obligations arising from agreements entered into for the purchase of power inputs. As of December 31, 2022, these obligations amounted to R$8,286,502 (2021: R$6,079,568) and are expected to be settled by 2044.

36 Subsequent events

(a)	In February 2023, the subsidiary Braskem Holanda Finance issued US$1 billion in bonds due in 2033, with coupon of 7.25% p.a. and Braskem guarantee.
(b)	In February 2023, Braskem completed the process for acquiring shares and subscribing to new shares issued by Wise Plásticos S.A. (“Wise”), a Brazilian company engaged in mechanical recycling, now holding a 61.1% equity interest in Wise. In this context, Braskem disbursed R$138 million, with the usual considerations for this kind of transaction.
(c)

In March 2023, according to the Note 26.1 (iv), Alagoas State Public Defender’s Office (“DPE”) filed a Public-interest civil action (“ACP”) against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexais Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas. DPE attributes to the lawsuit the amount of R$1.7 billion, with a request of injunction relief so that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the Financial Compensation and Support for Relocation Program (“PCF”), or, on a subsidiary basis, the freeze of bank accounts in the same amount of the lawsuit. The injunction relief requests were rejected by court; decision subjected to appeal by DPE. Braskem has already presented contestation.

(d)	In March 2023, according to the Note 26.1 (vii), the State of Alagoas filed a lawsuit, requesting compensation for alleged damages caused to the State. In addition, as an injunction relief, the State of Alagoas requested the blocking of R$ 1.1 billion from Braskem bank accounts, as a guarantee to repair material and non-material damages allegedly suffered by the State Public Administration. On April 19, 2023, this injunction relief request was accepted by the court; that determined the cautionary blocking of approximately R$ 1.1 billion from Company bank accounts. Upon presentation of a performance bond by the Company, on April 23, 2023, the Appellate Court suspended the effectiveness of the decision to block Braskem bank accounts, as previously issued by the Lower Court.

