Form 20-F
period 2023-12-31
BRASKEM SA
filed 2024-04-12
CIK 1071438

As filed with the Securities and Exchange Commission on April 11, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2023 was:

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The selling rate was R$4.8413 to US$1.00 as of December 31, 2023, R$5.2177 to US$1.00 as of December 31, 2022, and R$5.5805 to US$1.00 as of December 31, 2021, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and these selling rates may not be indicative of future selling rates.

Solely for the convenience of the reader we have translated, to the extent applicable, real amounts in this annual report into U.S. dollars at the selling rate as reported by the Central Bank as of December 31, 2023, of R$4.8413 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

All references herein to (1) “we,” “us,” “the Company” or “our Company” are references to Braskem S.A., its consolidated subsidiaries and jointly controlled entities, and (2) “Braskem” are references solely to Braskem S.A. All references herein to “Braskem Europe” are to Braskem Europe GmbH and its consolidated subsidiaries, including Braskem America, Inc., or Braskem America.

Financial Statements

Braskem Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2023, and 2022 and for the three years ended December 31, 2023, have been audited, as stated in the report appearing therein, and are included in this annual report. These financial statements and related notes included elsewhere in this annual report are collectively referred to as our audited consolidated financial statements herein and throughout this annual report.

We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The date of issue of the consolidated financial statements included in this annual report is different from the date of issue of our consolidated financial statements in Brazil and there are differences due to non-adjusting events after the reporting period, under IAS 10—Events after the Reporting Period.

Market Share and Other Information

We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil, other countries in Latin America, the United States and the world. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market share with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products. We derive information regarding the production capacity of other companies in the global petrochemical industry, international market prices for petrochemicals products and per capita consumption in certain geographic regions principally from reports published by Chemical Market Analytics by OPIS, a Dow Jones Company (“CMA”). We derive information relating to Brazilian imports and exports from ComexStat, produced by the Brazilian Ministry of Development, Industry, Trade and Services (Ministério do Desenvolvimento, Indústria, Comércio e Serviços, the “MDIC”). We also derive information from reports published by Brazilian Association of the Alkali, Chlorine and Derivatives Industry (Associação Brasileira da Indústria de Álcalis, Cloro e Derivados, the “Abiclor”). We also include information and statistics regarding economic growth in emerging economies obtained from the International Monetary Fund (“IMF”), and statistics regarding gross domestic product, growth in Brazil, the United States, Europe and Mexico obtained from independent public sources, such as the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística); the U.S. Bureau of Economic Analysis of the U.S. Department of Commerce; the statistical office of the European Union (Eurostat); and the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía).

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

Certain Industry Terms

Glossary of Selected Terms in the Petrochemical Industry and in the Context of Our Business

Term	Meaning	Main uses	In the context of our business
Aliphatics	Aliphatics are open-chain hydrocarbons that contain no stable rings connecting their atoms, in contrast to aromatics.	Used as fuels, solvents and as basic chemicals in the petrochemical industry.	We produce aliphatics, such as ethylene and propylene, in our Brazil Segment.
Aromatics	Aromatics are cyclic hydrocarbons with stable bonds connecting their carbon atoms.	Used as fuel additives, solvents, and basic chemicals in the petrochemical industry.	We produce aromatics, such as benzene, toluene and xylenes, as co-products in our Brazil Segment.
Benzene	An aromatic hydrocarbon. It is a natural constituent of crude oil.	Used primarily for the manufacture of chemicals with more complex structure, such as ethylbenzene and cumene.	We produce benzene as a by-product in our Brazil Segment.
BTX products	A mixture of benzene, toluene and the three xylene isomers (ortho, meta and para), all of which are aromatic hydrocarbons.	Used as fuel additives, solvents, and basic chemicals in the petrochemical industry.	We produce benzene, toluene and xylenes as BTX by-products in our Brazil Segment.

ii

Butadiene	An organic compound and a colorless gas.	Used industrially as a monomer in the production of synthetic rubber.	We produce butadiene as a by-product in our our Brazil Segment.
Butene	A colorless gas present in crude oil.	Used as a monomer in the production of polymers, as well as a petrochemical intermediate.	We use butene for the production of HDPE and LLDPE in our Brazil Segment. Butene is supplied by our chemicals operations that are part of our Brazil Segment.
Caustic soda	Caustic soda, or sodium hydroxide, is an inorganic compound. A colorless crystalline solid, caustic soda is toxic, corrosive and highly soluble in water.	Used in the manufacture of pulp and paper, textiles, drinking water, soaps and detergents, and as a drain cleaner.	We produce caustic soda in our Brazil Segment. Caustic soda is a by-product of chlorine production required to produce PVC.
Chlor-alkali	Electrolysis process used in the manufacture of chlorine, hydrogen and sodium hydroxide (caustic soda).	Main industrial process for the production of caustic soda.	We operate chlor-alkali plants in Brazil.
Chlorine	Chlorine is a chemical element (Cl), a toxic, greenish yellow gas at room temperature. It has a pungent suffocating odor.	Used in the production of paper products, antiseptics, plastics, dyes, textiles, medicines, insecticides, solvents and to treat swimming pools.	We use salt to produce chlorine in our Brazil Segment.
Condensate	Condensate, or natural gas condensate, is a low-density mixture of hydrocarbon liquids that are present as gaseous components in the raw natural gas.	Condensate is used as an input for petrochemical plants, burned for heat and cooking, and blended into vehicle fuel.	We use condensate as a raw material in our Brazil Segment.

iii

Cumene	An organic compound based on an aromatic hydrocarbon with an aliphatic substitution, cumene is a colorless liquid constituent of crude oil and refined fuels.	Used for the production of phenol and acetone.	We produce cumene as a by-product in our Brazil Segment.
Dicyclopentadiene	Dicyclopentadiene, or DCPD, is a yellow liquid with an acrid odor.	Used in polyester resins, inks, adhesives and paint.	We produce DCPD in our our Brazil Segment.
Ethane	A type of natural gas liquid (NGL), ethane is a colorless, odorless gas in standard temperature and pressure, extracted from natural gas in liquid form.	Used as a feedstock for ethylene production.	Ethane is one of the main raw materials that we use to produce ethylene in our Brazil Segment.
Ethanol	A simple alcohol, produced by the fermentation of sugars by yeasts or via petrochemical processes.	Used as a fuel for vehicles, as a disinfectant and as a chemical intermediate.	We use ethanol as a raw material to produce green polyethylene in our Brazil Segment, which are located in Triunfo, Brazil.
Ethyl tertiary-butyl ether	Ethyl tertiary-butyl ether, or ETBE, is a colorless liquid manufactured by the acid etherification of isobutylene with ethanol.	Used commonly as an additive in the production of gasoline.	We produce ETBE in our Brazil Segment.
Ethylene	A hydrocarbon, colorless gas and the most widely used organic compound in the chemical industry. Produced mainly via steam cracking of raw materials such as naphtha and NGLs.	Used mainly for the production of polyolefins, primarily polyethylene, the most used thermoplastic resin in the world.	We produce ethylene in our Brazil Segment, as a main product of the steam cracking of raw materials.

iv

EVA	Ethylene-vinyl acetate, or EVA, is a co-polymer of ethylene and vinyl acetate.	Used to produce rubber-like materials, with applications in adhesives, packaging, molding, and membranes for electronic devices.	We produce EVA in our Brazil Segment.
Gasoline	A flammable liquid obtained by refining crude oil.	Used primarily as a fuel in combustion engines.	We produce gasoline as a by-product in our Brazil Segment.
GHG emissions	Emissions of the six gases listed in the Kyoto Protocol: carbon dioxide (CO2); Methane (CH4); Nitrous Oxide (N2O); Hydrofluorocarbons (HFCs); Perfluorocarbons (PFCs); and Sulfur hexafluoride (SF6).	Used as a metric for our management and in accordance with applicable laws to measure GHG emissions.	We use the metric to assess our performance and define a strategy for reducing GHG emissions.
Green ethylene	A hydrocarbon derived from renewable feedstock	Used mainly for the production of polyolefins, primarily polyethylene.	We produce green ethylene from ethanol made by sugarcane in our Brazil Segment in order to produce green polyethylene.
HDPE	High-density polyethylene, or HDPE, is a thermoplastic resin produced by the polymerization of ethylene.	Used in a variety of industries, to produce plastic bottles, toys, chemical containers, pipe systems, and other plastic products.	We produce HDPE in our polyolefins operations that are part of our Brazil Segment.
Hexene	An aliphatic, hexane is a clear, colorless liquid with a petroleum-like odor.	Used as a solvent, paint thinner, and chemical reaction medium. Also used as a co-monomer for the production of HDPE.	We use hexene in our Mexico Segment as a raw material to produce HDPE.
Hydrocarbon resins	Also called petroleum resins, they are produced from the polymerization of aromatic hydrocarbons.	Generally used together with other kinds of resins, in the paint, ink, adhesive and rubber industry.	We produce hydrocarbon resins in our Brazil Segment.

v

Hydrogen	A chemical element, hydrogen is a colorless, odorless gas.	Used to make ammonia in the production of fertilizers and as an intermediate chemical in the production of plastics and pharmaceuticals.	We produce hydrogen in our Brazil Segment.
Hydrogenated solvents	Odorless, colorless solvents treated with hydrogen.	Used in the manufacture of paints.	We produce hydrogenated solvents in our Brazil Segment.
Isoprene	A common organic compound that is a component of natural rubber. Also a by-product of oil refining.	Used to produce synthetic rubber.	We produce isoprene in our Brazil Segment.
LDPE	Low-density polyethylene, or LDPE, is a thermoplastic resin made from the polymerization of ethylene.	Used for manufacturing containers, dispensing bottles, wash bottles, tubing, plastic bags and molded laboratory equipment.	We produce LDPE in our Brazil Segment.
Liquefied petroleum gas (LPG)	Liquefied petroleum gas, or LPG, is a mixture of propane and butane, which are two natural gas liquids.	Used in fuel heating appliances, cooking equipment, vehicle fuel, aerosol propellant, and as a refrigerant.	We produce LPG in our Brazil Segment.
LLDPE	Linear low-density polyethylene, or LLDPE, is a linear polymer made by the copolymerization of ethylene with longer-chain olefins.	Used in plastic bags and sheets, plastic wrap, stretch wrap, pouches, toys, covers, lids, pipes, buckets and containers, covering of cables and flexible tubing, among others.	We produce LLDPE in our Brazil Segment.
Methanol	Methanol is the simplest alcohol, a liquid produced industrially by hydrogenation of carbon monoxide.	Used as a precursor to other commodity chemicals, including formaldehyde, acetic acid and MTBE.	We use methanol as a raw material to produce MTBE in our Brazil Segment.

vi

Methyl tertiary-butyl ether (MTBE)	An intermediate hydrocarbon liquid stream derived mainly from the refining of crude oil	Used almost exclusively as a fuel additive in gasoline to raise the oxygen content.	We produce MTBE in our Brazil Segment.
Naphtha	An intermediate hydrocarbon liquid stream derived mainly from the refining of crude oil.	Used as a solvent, fuel additive and as a raw material in the petrochemical industry.	We use naphtha as a raw material for the production of petrochemical products in our Brazil Segment.
Natural gas	A naturally occurring hydrocarbon gas mixture, consisting primarily of methane.	Used as a source of energy for heating, cooking and electricity generation, as a fuel for vehicles and as a chemical feedstock.	We use natural gas for electricity generation in our production processes.
Natural gas liquids (NGL)	A mixture of hydrocarbon components of natural gas, primarily ethane, propane and butane, which are separated from the raw natural gas in the form of liquids.	Used as raw materials in the petrochemical industry, as fuel and in applications for heating and cooking.	We use NGLs such as ethane and propane as raw materials at our plants in Rio de Janeiro and Mexico.
N-hexane	A hydrocarbon, obtained by refining crude oil.	Used mixed with other solvents, to extract vegetable oils from crops, and as a cleaning agent in the printing, textile, furniture, and shoemaking industries.	We use n-hexane in our Brazil Segment as a raw material in the production of HDPE and LLDPE.
Nonene	A hydrocarbon, nonene is a colorless liquid with an odor reminiscent of gasoline.	Used as a plasticizer to make rigid plastics flexible, and to produce chemical intermediates.	We produce nonene in our Brazil Segment.

vii

Olefins	Unsaturated hydrocarbons that contain at least one carbon–carbon double bond, such as ethylene, propylene and butene. Obtained from steam cracking of raw materials.	Used as chemical intermediates for the production of other chemicals and resins.	We produce olefins in our Brazil Segment.
Para-xylene	An aromatic hydrocarbon, para-xylene is produced mainly in refineries and during the steam cracking of naphtha.	Used as a chemical feedstock in the production of polymers, especially PET.	We produce para-xylene as a by-product in our Brazil Segment.
PDH	Propane dehydrogenation, or PDH, is an on-purpose technology used for conversion of propane into propylene.	Industrial process for the production of propylene.	We use propylene from PDH units as a raw material in our plants in the United States.
Piperylene	A volatile, flammable hydrocarbon in liquid form, obtained as a by-product of ethylene production.	Used as a monomer in the manufacture of plastics, adhesives and resins.	We produce piperylene in our Brazil Segment.
Polyethylene (PE)	PE is the most common type of thermoplastic resin. It is lightweight and durable, and is obtained from the polymerization of ethylene.	PE has a large number of applications, such as: packaging, consumer goods, fibers, textiles, pipes, automotive, wiring, cables, construction, among others.	We produce PE in our Brazil Segment.
Polyisobutylene (PIB)	PIB is a gas-permeable synthetic rubber produced by the polymerization of isobutylene with isoprene.	Used as a fuel and lubricant additive, in explosives, as the base for chewing gum, and to improve the environmental stress-cracking resistance of polyethylene.	We produce PIB in our Brazil Segment.

viii

Polyolefins	Macromolecules formed by the polymerization of olefin monomer units. The most common are polypropylene (PP) and polyethylene (PE).	Used in a broad range of consumer and industrial applications.	We produce polyolefins our Brazil Segment.
Polypropylene (PP)	PP is a thermoplastic resin and the second most widely produced commodity plastic, after PE. Obtained by the polymerization of propylene, PP is generally harder and more heat resistant than PE.	Widely used in the automotive and furniture industry, in consumer goods, for packaging and labeling, and in other industrial applications.	We produce PP in our Brazil Segment.
Polyvinyl chloride (PVC)	PVC is the world’s third-most widely produced synthetic plastic polymer, after PE and PP, obtained by the polymerization of vinyl chloride monomer (VCM), a monomer generally made of ethylene and chlorine.	Used mainly in infrastructure and construction for pipes and profile applications, such as doors and windows, and also in plumbing, electrical cables, flooring, and as a replacement for rubber.	We produce PVC in our Brazil Segment.
Propane	A type of natural gas liquid (NGL), propane is a gas in standard temperature and pressure, and is extracted from natural gas in liquid form.	Commonly used together with butane in heating and cooking applications, and also as a raw material in the petrochemical industry.	We use propane together with ethane as a raw materials to produce petrochemical products in our Brazil Segment.

ix

Propylene	A hydrocarbon, propylene is a colorless gas, and the second most widely used olefin in the chemical industry, after ethylene. It can be obtained as a co-product of steam cracking or refining, and from on-purpose production.	Used mainly to produce polypropylene resins and a wide variety of other chemicals, such as propylene oxide and acrylonitrile.	We produce propylene in our Brazil Segment as a by-product of steam cracking. Propylene is also the main raw material that we use to produce polypropylene in our Brazil Segment, and USA and Europe Segment.
Refinery off gas	Gas that is produced as a by-product of the refining of crude oil. It is a mixture of methane, ethane, hydrogen and other gases.	Used as a feedstock in the petrochemical industry.	We use refinery off gas as a raw material in our Brazil Segment to produce ethylene.
Salt	Salt is a mineral composed primarily of sodium chloride.	Used in a wide variety of industries, mainly in the chlor-alkali process to produce caustic soda and chlorine, and as a food additive.	We use salt to produce chlorine and caustic soda in our Brazil Segment.
Sodium hypochlorite	Sodium hypochlorite is a chlorine compound.	Used as a disinfectant or a bleaching agent and to produce other chemicals.	We produce sodium hypochlorite in our Brazil Segment.
Tetramer	Tetramer, or propylene tetramer, is an olefin.	Used as a plasticizer, surfactant, lubricating oil additive and polymerization agent.	We produce propylene tetramer in our Brazil Segment.
Thermoplastic resins	Raw, unshaped polymers, such as PE, PP and PVC.	Used in the plastic industry and other industries.	We produce thermoplastic resins in our Brazil Segment.
Toluene	An aromatic hydrocarbon.	Used predominantly as an industrial feedstock and a solvent.	We produce toluene in our Brazil Segment.

x

UHMWPE	Ultra-high molecular weight polyethylene, or UHMWPE, is a special type of thermoplastic polyethylene.	Used in industrial applications that require durability, low friction, and chemical resistance, including wear strips, chain guides, and marine dock fender pads, among others.	We produce UHMWPE in our USA and Europe Segment.
Vinyls	Vinyls, or vinyl polymers, are a group of polymers derived from vinyl monomers. The most common type of vinyl is PVC.	Used in the plastic industry and other industries.	We produce vinyls in our Brazil Segment.

Certain Other Selected Terms Used in This Annual Report

As used in this annual report:

•	“first generation products” means basic petrochemical products such as ethylene and propylene produced from naphtha, natural gas, and ethane. The basic petrochemical products are used as feedstocks for the production of second generation products. We also sell certain first generation products to our customers;
•	“second generation products” means thermoplastics resins, such as PE, PP and PVC;
•	“third generation” means plastics converters;
•	“third generation products” means finished plastic products produced by molding thermoplastic resins into end-use applications;
•	“annual production capacity” means the annual nominal capacity for a particular facility, calculated based on operations during the 24 hours of the day for an entire year;
•	“production capacity” means the annual projected capacity for a particular facility, calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;
•	“kton” means a kiloton, which is equal to 1,000 tons, or 2,204,622.62 pounds;
•	“ton” means a metric ton, which is equal to 1,000 kilograms or 2,204.62 pounds.

Rounding

We have made rounding adjustments to some of the amounts included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the amounts that precede them.

xi

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

Our forward-looking statements may be influenced by numerous factors, including, without limitation, the following:

•	the cyclical and volatile nature of the global petrochemical industry and its adverse effects, which may have negative impacts on us and in the petrochemical sector;
•	global macroeconomic conditions (including a United States recession) and their adverse effects on the margins of our products;
•	the adverse effect of war and other armed conflicts, such as the conflict involving Russia and Ukraine and/or Israel and Hammas, on our sales and operations in Brazil and internationally, and on the Brazilian and international petrochemical industry;
•	a deterioration in the world economy and its potential adverse effect on demand for petrochemicals and thermoplastic products;
•	any adverse effect of China’s economy deceleration on global demand and on our Brazilian and international business;
•	the adverse effect of global health crises on our Brazilian and international sales and operations, and on the Brazilian and international petrochemical industry;
•	the adverse effect of inflation globally on our Brazilian and international business;
•	the adverse effect of a more contractionary monetary policy globally on our Brazilian and international business;
•	demand for our petrochemical products, our manufacturing facilities, price of raw materials and other inputs of our production, global logistics for our products, raw materials and other inputs of our production, and supply chains;
•	general economic, political and business conditions in the markets or jurisdictions in which we operate or sell to, including governmental and electoral changes, and demand and supply for, and prices of, petrochemical and thermoplastic products;
•	interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies;
•	our ability to successfully carry out our sustainable development strategy, and to successfully develop initiatives to adapt to and mitigate climate change;

xii

•	competition in the global petrochemical and biopolymer industry;
•	our ability to successfully develop our innovation projects, in particular in renewable and recycling initiatives;
•	prices of naphtha, ethane, ethanol, propane, propylene and other raw materials and the terms and conditions of the supply agreements related thereto;
•	international prices of petrochemical and biopolymer products;
•	actions taken by our controlling shareholder;
•	inherent risks related to any change of our corporate control;
•	our ability to implement our financing strategy and to obtain financing on satisfactory terms;
•	our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;
•	changes in laws and regulations, including, among others, laws and regulations affecting tax and environmental matters and import tariffs in other markets or jurisdictions in which we operate or to which we export our products;
•	political conditions in the countries where we operate, particularly in Brazil and Mexico;
•	future changes in governmental policies, including the adoption of new environmental policies and related actions undertaken by the governments of the locations in which we operate;
•	unfavorable decisions rendered in major pending or future tax, labor, environmental and other legal proceedings; and
•	other factors identified or discussed under “Item 3. Key Information—Risk Factors.”

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

xiii

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

ITEM 3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D RISK FACTORS

Summary of Risk Factors

Below is a summary of certain factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. This summary is qualified in its entirety by a more complete discussion of such risks and uncertainties. In evaluating an investment in our securities, investors should carefully read the risks described below, as well as other risks and uncertainties that we face, which can be found under “—Risk Factors” in this section of this annual report. If any of the following events occur, our business, financial condition, and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

Risks Relating to Our Business and the Petrochemical Industry

•	The cyclical and volatile nature of the petrochemical industry may reduce our net revenue and gross margin.
•	Adverse conditions in the petrochemical industry may adversely affect demand for our products.
•	Global macroeconomic factors have had, and may continue to have, adverse effects on the margins that we realize on our products.
•	Higher costs for the acquisition of raw materials may increase the cost of the products we sell, and may reduce our gross margin and negatively affect our overall financial performance.
•	We may be affected by instability in the global economy and by financial turmoil, including as a result of military conflicts such as the Russia and Ukraine and/or Israel and Hammas conflicts.
•	We face competition from suppliers of polyethylene, polypropylene, PVC, and other products.
•	We may face competition from producers of substitutes for our products as a result of evolving technology, consumer and industry trends and preferences, and regulatory changes.
•	We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane, propane, light refinery hydrocarbon, and propylene needs, and also on logistics services.
•	We depend on ethane supplied by Pemex TRI in Mexico.
•	Global or regional health pandemics or epidemics, may adversely affect our business, financial condition and results of operations.
•	We rely on limited or sole-source suppliers for our raw materials, inputs, and energy, including transportation thereof.
•	We may be materially adversely affected if there is an imbalance in global logistics, which may cause disruptions to our transport, storage, and distribution operations, negatively impacting the costs related thereto.
•	We rely on access to third-party licensed technology and related intellectual property, and if such rights cease to be available to us on commercially reasonable terms, or at all, or if any such third party ceases to provide us with technical support under license or technical services agreements, certain of our production facilities, our operating results and financial condition could be adversely affected.
•	Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.
•	We may be subject to attempts to acquire our control, which may lead to significant changes in management, the strategies that we are currently pursuing, or in our current corporate governance practices.
•	We may face conflicts of interest in transactions with related parties.
•	Under our growth strategy, we may pursue strategic acquisitions, investments, and investments in new businesses. The failure of an acquisition, investment, or investments in new businesses to produce the anticipated results, or the inability to integrate an acquired company, could adversely affect our business's financial condition and results of operations.
•	Adjustments in tariffs on imports that compete with our products could cause us to lower our prices.
•	Changes in U.S. and global trade policies and other factors beyond our control may adversely impact our business, financial condition, and results of operations.
•	A failure to comply with export control or economic sanctions laws and regulations could have a material adverse impact on our results of operations, financial condition, and reputation.
•	Our business and operations are inherently subject to environmental, health, and safety risks. As a result, our business is also subject to several stringent regulations, including environmental regulations.
•	Unfavorable outcomes in pending or future litigation may reduce our liquidity and negatively affect our financial performance and financial condition, including potential new claims related to the geological event in Alagoas.

•	We could be materially affected by violations of the FCPA, the Brazilian Anti-Corruption Law, and similar anti-corruption laws.
•	Climate change may negatively affect our business, financial condition, results of operations, and cash flow.
•	If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and could affect our ability to make principal and interest payments on our debt obligations.
•	Unauthorized disclosure or loss of intellectual property, trade secrets, other sensitive business or personal information, or disruption in information technology by cyberattacks or other security breaches, as well as our failure to comply with data protection laws and information security requirements, can subject us to significant penalties or liability and can adversely impact our operations, reputation, and financial results.
•	There can be no assurance that Novonor will remain our controlling shareholder. Novonor and Petrobras may enter into transactions or other arrangements that may result in us not having a controlling shareholder. If no single shareholder or group of shareholders holds more than 50% of our voting stock or exercises a controlling interest, there may be increased opportunities for alliances between shareholders and conflicts between them.
•	Novonor and Petrobras have requested us to conduct studies for a potential migration of Braskem to the Novo Mercado listing segment of the B3, which, if completed, would lead to the conversion of all of our class A and class B preferred shares into common shares and the revision of our corporate governance practices to conform to the Novo Mercado rules.
•	The intended corporate reorganization communicated by Novonor and Petrobras to us may not be approved or implemented, and the migration to the Novo Mercado listing segment of the B3 may not occur.
•	We expect to lose the right of preference set forth in the current shareholders’ agreement with respect to new business opportunities in the petrochemical sector, and as result, Petrobras, which is our largest supplier of raw materials in Brazil, will be able to invest in the petrochemical sector independently from us and without first giving us a preference to do so.
•	Changes in tax laws may result in increases in certain direct and indirect taxes, which could reduce our gross margin and negatively affect our overall financial performance.

Risks Relating to Brazil

•	Brazilian political, economic, and business conditions, as well as the Brazilian government’s economic and other policies, may negatively affect demand for our products as well as our net revenue and overall financial performance.
•	Fluctuations in the real/U.S. dollar exchange rate could increase inflation in Brazil, raise the cost of servicing our foreign currency-denominated debt, and negatively affect our overall financial performance.
•	Fluctuations or changes in, or the replacement of, interest rates could impact the cost of servicing our debt or reduce our financial revenue, affecting our financial performance.

Risks Relating to Mexico

•	A renegotiation of commercial treaties or changes in foreign policy among Mexico, Canada, and the United States may negatively affect our business, financial condition, results of operations, and prospects.
•	Political events in Mexico could affect the Mexican economic policy and our business, financial condition and results of operations.
•	We source part of our ethane feedstock from Pemex TRI in Mexico, which we expect to be our primary main source of ethane until the Ethane Import Terminal is operational.

Risks Relating to Our Equity and Debt Securities

•	All of the shares issued by Braskem and owned by NSP Inv. are secured for the benefit of certain secured creditors of the Novonor Group.
•	Holders of our class A preferred shares or the ADSs may not receive any dividends or interest on shareholders’ equity.
•	If holders of the ADSs exchange them for class A preferred shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.
•	The relative volatility and liquidity of the Brazilian securities markets may adversely affect holders of our class A preferred shares and ADSs.
•	Brazilian insolvency laws may be less favorable to holders of our shares, ADSs, and outstanding debt securities than bankruptcy and insolvency laws in other jurisdictions.

Risk Factors

Risks Relating To Our Business And The Petrochemical Industry

The cyclical and volatile nature of the petrochemical industry may reduce our net revenue and gross margin.

The petrochemical industry, including the global markets in which we compete, is cyclical and sensitive to changes in global supply and demand. This cyclicality may reduce our net revenue, increase our costs, and decrease our gross margin, including as follows:

•	downturns in general business and global economic activity may cause demand for our products to decline;
•	when global demand falls, we may face competitive pressures to lower our prices;
•	increases in prices of the main raw materials we use, including naphtha, ethane, and propylene; and
•	if we decide to expand our plants or construct new plants, we may do so based on an estimate of future demand that may never materialize or may materialize at levels lower than we predicted.

Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase, followed by expansion of production capacity worldwide, which has resulted in oversupply and reduced prices and profit margins. Prices in the petrochemical industry follow the global petrochemical industry, and we establish the prices for the products we sell in Brazil, other countries in Latin America, the United States, Europe, and the world with reference to international market prices. Therefore, our net revenue, feedstock costs, and gross margin are linked to global industry conditions that we cannot control, and which may adversely affect our results of operations and financial position. Additionally, to the global supply and demand, changes in energy prices in the region in which we operate could impact the result of our operations.

Moreover, relevant events or changes in the cycle and in the petrochemical industry, including technological innovations, and regulatory changes including related to climate change, may materially affect the future profitability of our business and consequently reduce the recoverable value of our assets, which is reviewed by the annual impairment test, which may adversely affect the profit attributable to our shareholders.

Adverse conditions in the petrochemical industry may adversely affect demand for our products.

Sales of our petrochemical and chemical products are tied to global production levels and demand, which can be affected by macro-economic factors such as interest rates, international oil prices, energy prices, shifts to alternative products, consumer confidence, employment trends, regulatory and legislative oversight requirements, trade agreements, regulatory developments including related to climate change, as well as regional disruptions, armed conflicts, natural disasters, epidemics, pandemics, or other global events. Therefore, our net revenue, feedstock costs, and gross margin are linked to global conditions that we cannot control, and which may adversely affect our results of operations and financial position. For example, the persistence of the geopolitical conflicts, such as the war involving Russia and Ukraine and Hammas and Israel in the Gaza Strip (including economic sanctions and other regulations imposed by the United States and other international countries as a result thereof) could negatively impact supply chains worldwide and demand for our products and the raw materials we use. Should the conflict in Ukraine or other international locations further escalate, it is difficult to anticipate the extent to which the consequences of such conflict, including without limitation effects on the price of oil and current or future sanctions, could increase our costs, disrupt our supplies, reduce our sales, or otherwise affect our operations.

We face competition from suppliers of polyethylene, polypropylene, PVC, and other products.

We face strong competition across all of our products. Some of our foreign competitors are substantially larger and have greater financial, manufacturing, technological, and/or marketing resources than us. Our U.S. operations face competition in the United States from other North American suppliers that serve the North American market. Our European operations face competition in Europe and the other export markets that it serves from European and other foreign suppliers of polypropylene. Our Mexico operations face competition from Mexican and U.S. producers of polyethylene. Competitors from South America may export to Brazil with reduced or no import duties, including through the Manaus Free Trade Zone (“Zona Franca de Manaus”). In addition, suppliers of almost all continents have regular or specific sales to trading companies and direct customers in Brazil for our products, including resins.

We generally follow the international markets with respect to the prices for our products sold in Brazil. The domestic price is determined by the import parity, which is based on converters’ imports into Brazil and typically represents spot market price including exchange rate fluctuations, plus import tariffs that the Brazilian government uses to implement economic policies. Adjustments of tariffs could lead to increased competition from imports, causing us to lower our domestic prices and impact the demand for our products, which would likely result in lower net revenue and could negatively affect our overall financial performance. This effect combined would have a negative impact on our gross margins and overall financial performance. We have no control over the import tax rate policy in Brazil or Mercosur (the Southern Common Market, or Mercosur in Spanish), a common market that serves as a regional integration process and was initially established by Argentina, Brazil, Paraguay, and Uruguay, and subsequently joined by Venezuela and Bolivia. Petrochemical import taxes that are currently in place have changed in the past and may change in the future, including as a result of decisions of the Brazil government or Mercosur. We generally set the prices for our products exported from Brazil based on international market prices. We set the prices for products sold in the United States and Europe based on market pricing in such regions. The price for polyethylene in Mexico is based on prices in the U.S. Gulf Coast region.

As a result of the commissioned fractioned gas-based ethylene and new polyethylene capacities and of the expected new capacities for the production of resins and petrochemicals, coupled with the competitive pricing of feedstock for petrochemicals production such as ethane, we anticipate that we may experience increased competition from producers of thermoplastic resins, especially from North American, Middle Eastern, and Chinese producers, in the markets in which we sell our products. In addition, the Chinese government has exercised, and continues to exercise, significant influence over the Chinese economy, including governmental actions to incentivize and achieve self-sufficiency production in some specific chains, such as PE and PP. Those new capacities could lead to a rebalancing of global export flows and an increase in global competition from our competitors, which are larger and have greater competitive advantages than us.

In addition, exchange rate variations may affect the competitiveness dynamics in different regions in which we operate. For instance, the appreciation of the real against the U.S. dollar may increase the competitiveness of imported products, which may increase the competition from resins producers in Brazil. Also, (i) the appreciation of the Euro against the U.S. dollar may increase the competitiveness of imported products and, as a consequence, increase competition from imports, and (ii) the appreciation of the Mexican peso against the U.S. dollar may increase the competition from other resins producers in Mexico.

We may face competition from producers of substitutes for our products as a result of evolving technology, consumer and industry trends and preferences, and regulatory changes.

We compete in a market that relies on technological innovation and the ability to adapt to evolving consumer and global industry trends and preferences. Petrochemical products and other products produced with our petrochemical products, such as consumer plastic items, are subject to changing consumer and industry trends, demands, and preferences, as well as stringent and constantly evolving regulatory and environmental requirements. Therefore, products once favored may, over time, become disfavored by consumers or industries or no longer be perceived as the best option, which may, therefore, affect our results of operations and financial position.

Plastic waste and climate change are global environmental concerns that receive growing attention from society in general, national and local governments, private companies, trendsetters, and consumers worldwide. There has been a growing trend to attempt to move away from the use of plastic products, which has been backed by governmental and lawmaking initiatives.

In 2019, the European Union parliament approved regulations banning as of 2021 single-use plastic items such as plates, cutlery, straws, and cotton buds sticks and adopting a strategy for the disposal of plastic products in a circular economy that aims to increase recycling significantly and targets the plastic products most often found on beaches and in seas. The European Union is now currently revising such rules to increase recycling and recycled content targets, as well as to establish new regulations on the design and labeling of plastic products. In addition, state and local governments in other countries, for example in China and in Brazil, have also proposed or implemented bans on single-use plastic products. Regarding regulatory issues related to plastic for single use in Brazil, proposed regulations are being discussed at the federal, state, and municipal levels.

Additionally, legislative proposals on carbon border adjustment mechanisms aiming at preventing carbon leakage have been under discussion in several countries. So far, none of the proposals have yet affected chemicals and plastic resins, but this might change in the future. Recently, UNEP has started conversations to negotiate an international legally binding instrument aiming at eliminating plastics pollution. These rounds of negotiations are expected to take at least two years, but some of the proposals include reducing and even prohibiting the production of certain plastic products considered “problematic.” The expansion of regulation or the prohibition of the use and sale of plastic products could increase the costs incurred by our customers or otherwise limit the application of these products and could lead to a decrease in demand for resins and other products we make. Such a decrease in demand could adversely affect our business, results of operations, and financial condition.

We have as a core part of our strategy to grow our biobased and recycling business. We are supporting several initiatives to foster a low-carbon circular economy (reusing and repurposing resources within the economy), including, but not limited to (i) partnerships to develop new products and applications to improve efficiency and promote recycling and reuse (circular design); (ii) development of a portfolio of innovative products with recycled and biobased contents; (iii) development of recycling technology, supporting the advancement of studies and tests, for both chemical and mechanical recycling; (iv) environmental education and consumer engagement initiatives focused on educational actions, aimed at conscious consumption and proper disposal, with a positive impact on the recovery of plastic waste; and (v) circular design, which consists of the co-creation of new packaging solutions and businesses focused on circular solutions. We cannot predict the outcome of such initiatives since there still are many goals to be accomplished to reduce plastic waste and marine litter, which may lead to decreased interest in our products by our customers and consumers, impacting our results of operations and financial condition. Moreover, we may not be able to successfully implement our strategy to grow our renewables and recycling business, which could adversely affect our financial condition and results of operations.

Also, new competitors could develop new technologies to offer less carbon-intensive products, which could result in a loss of our competitiveness and a reduction of our revenues.

Factors that may affect consumer perception of our products or of consumer goods produced with our products may include health trends and attention to substitute products perceived as more environmentally friendly. For example, in recent years, we have witnessed a shift in consumer preference moving away from plastic straws and in favor of straws made from other materials, such as paper or other compounds. A failure to react to similar trends in the future could enable our competitors to grow or secure their market share before we have a chance to respond.

In addition, regulations may be amended or enacted in the future that would make it more difficult to appeal to our customers, end consumers, or marketing the products that we produce. For example, failure to comply with applicable policies, which could lead to lower demand for our products, banning of plastic products without allowing the search for alternatives employing efficient solutions, including resins produced by us, could have a material adverse effect on our business, results of operations and financial condition. Also, even if we are able to continue to promote our products, there can be no assurance that our competitors (including producers of substitutes) will not be successful in persuading consumers of our products to switch to their products. Some of our competitors may have greater access to financial or other resources than we do, which may better position them to react and adapt to evolving trends, preferences, and regulatory changes. Any loss of interest in our products or consumer products produced with our products may have a material adverse effect on our business, results of operations, and financial condition.

Our revenue from certain of our customers may be significant, and the credit risks associated with these customers could adversely affect the results of our operations and increase expected credit losses.

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

Additionally, If the viability of the business of certain of our customers deteriorates, these customers seek bankruptcy protection, or our credit policies are ineffective in reducing our exposure to credit risk relating to such customers, our ability to collect our receivables may be adversely affected, and additional increases in expected credit losses accounts may be necessary, which could have a material adverse effect on our cash flows and results of operations. We record expected credit losses in an amount we consider sufficient to cover estimated losses on the realization of our trade accounts receivable, considering our loss experience and the average aging of our accounts receivable, but we cannot assure you that these amounts will be sufficient to cover eventual losses. In addition, delays in payment cycles by significant customers may adversely affect our liquidity and ability to obtain financing for working capital, such as sales of receivables.

Higher raw materials costs would increase our cost of products sold and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material used by our Brazil Segment. For the year ended December 31, 2023, Naphtha accounted for 30.2% of our consolidated cost of products sold. Comparatively, it represented 35.5% in 2022. In addition, Ethane and propane are the principal raw materials that we use to produce our basic petrochemical products in our petrochemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex, and represent the principal production and operating cost of such Complex. In connection with our Brazil Segment, ethane and propane accounted for 1.1% and 1.1%, respectively, of our consolidated cost of products sold during the year ended December 31, 2023. Comparatively, they accounted for 1.3% and 1.4%, respectively, in 2022.

Propylene is the principal raw material that we use to produce polypropylene in the United States and Europe and represents the principal production and operating cost of our United States and Europe Segment. We also purchase propylene in the Brazilian market for certain of our Brazilian polypropylene plants. Propylene accounted for 18.9% and 21.2% of our consolidated costs of products sold during the year ended December 31, 2023, and 2022, respectively.

Ethane is the principal raw material that we use to produce ethylene in the Braskem Idesa’s industrial site (“Mexico Complex") and represents its principal production and operating costs. In connection with our Mexico Segment, ethane accounted for 2.4% and 2,6% of our consolidated costs of products sold during the year ended December 31, 2023, and in 2022, respectively. The price of ethane is highly correlated with that of natural gas, and in 2023, due to the higher supply of ethane in the region combined with operational and logistical restrictions impacting exports, the average price of ethane (reference Mont Belvieu) decreased 48.8% from 2022, affecting the ethane price and the production and operating cost of the Mexico Complex.

In Brazil, we purchase the naphtha used by our chemicals operations that are part of our Brazil Segment at prices based on the Amsterdam-Rotterdam-Antwerp naphtha price, or the ARA price, and the ethane and propane based on United States market references. We purchase ethane used by our Mexico Segment at prices based on Mont Belvieu ethane. We purchase the propylene used in Brazil and United States plants at prices based on the U.S. Gulf (“USG”) reference price. We purchase the propylene used in our European plants as reported by international references based on the monthly contract price for propylene for Europe. We purchase light refinery hydrocarbon used in the São Paulo petrochemical complex at a price related to imported natural gas price.

The ARA price of naphtha fluctuates primarily based on Brent crude oil but also follows the markets of fuels and petrochemicals. During the year ended December 31, 2023, the average price of naphtha decreased 16.4% when compared to 2022, reaching US$643.0 per ton as a result of the lower oil prices, impacted by lower global demand.

For the year ended December 31, 2023, the average price of ethane (Mont Belvieu market reference) was US$0.25 per gallon, or US$187.7 per ton, a decrease of 48.8% per ton from 2022.

During the year ended December 31, 2023, the average price of the USG reference propylene was US$954.4 per ton, representing a decrease of 14.8% compared to 2022, which is explained by: (i) the lower PP demand in the region; and (ii) the lower oil price in the international market, due to lower global demand.

For the year ended December 31, 2023, the average price of propylene in Europe was US$1,176.0 per ton, representing a decrease of 19.3% compared to 2022, which is explained by (i) lower demand, influenced by macroeconomic factors and higher production costs; and (ii) the lower oil price of in the international market, due to lower global demand.

The price of naphtha, ethane, propane, and propylene in U.S. dollars has been, and may continue to be, volatile. In addition, fluctuations in the U.S. dollar in the future may effectively increase our naphtha, ethane, propane, and propylene costs in reais. Any increase in naphtha, ethane, propane, or propylene costs would reduce our gross margin and negatively affect our overall financial performance to the extent we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

We do not hedge against price changes in our raw materials and, as a result, we are exposed to such fluctuations.

Currently, we do not hedge our exposure to feedstock price changes beyond transit periods when buying cargoes from foreign sources. We believe there is a natural hedge in the petrochemical industry dynamic, mainly due to the historical correlation observed between naphtha, the principal feedstock of a marginal producer and with higher production costs, and its final products (PE, PP, PVC, and others). Historically, naphtha price fluctuations show a high correlation with changes in first- and second-generation petrochemical products. Therefore, any hedge solely with respect to naphtha’s price would break this natural protection, most likely making our results more volatile. Compared to naphtha and propylene, ethane and propane prices show a lower correlation to our products. As a result, final consumer prices may not reflect feedstock cost fluctuations.

We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane, propane, light refinery hydrocarbon and propylene needs, and also on logistics services.

Petrobras is a relevant Brazilian supplier of naphtha for us and has historically supplied up to 70% of the naphtha consumed by our chemicals operations that are part of our Brazil Segment. Currently, Petrobras is also our primary supplier of ethane, propane, propylene, and light refinery hydrocarbon and has historically supplied the ethane, propane, and light refinery hydrocarbon consumed at our petrochemical complex located in the Rio de Janeiro Complex and our chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex, respectively.

We are a party to several propylene contracts with Petrobras refineries, which have historically supplied 40% of our propylene needs to produce polypropylene in Brazil at prices based on international references. As a result of the limited infrastructure in Brazil to allow the importation of propylene in large quantities and substantial costs associated with the storage and transportation of the product, we depend on propylene supplied by Petrobras to operate our PP plants at optimal operational levels.

We have five propylene supply agreements with Petrobras that will expire between 2026 and 2029 and one contract for light refinery hydrocarbon that will expire in 2028. We cannot assure that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access. We also have the possibility to make spot propylene purchases from Petrobras in order to seize opportunities in the PP market, in case there are positive margins.

In June 2020, we entered into new agreements with Petrobras for the supply of petrochemical naphtha to our industrial units in Bahia and Rio Grande do Sul. The agreements, with a term of five years following the expiration of the prior agreement with Petrobras, establish the supply of a minimum annual volume of 650,000 tons and, at the option of Petrobras, an additional volume of up to 2.85 million tons per year, at the price formula linked to the international reference ARA. In addition, to guarantee access to the naphtha logistics system in Rio Grande do Sul, we also renewed the storage agreement with Petrobras until 2025 at REFAP located in the city of Canoas and until June 2024 for the storage at TEDUT located in the city of Osório.

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

Petrobras controls a substantial portion of the pipeline infrastructure used to transport naphtha across Brazil and is our primary supplier of naphtha, ethane, propane, propylene, and light refinery hydrocarbon. A failure to renew or extend our existing agreements for the supply of raw materials or pipeline infrastructure use or termination of such agreements with Petrobras could lead to difficulties in accessing Petrobras’ pipeline infrastructure. The alternative would be to access pipeline infrastructure by negotiating with Transpetro and, if necessary, the National Petroleum Agency, or the ANP, which would grant access to the pipeline infrastructure at a cost defined by the ANP.

Therefore, our production volumes and net revenue would likely decrease, while our costs would likely increase, and adversely affect our overall financial performance in the event of the occurrence of one or more of the following:

•	significant damage to Petrobras’ supply infrastructure through which Petrobras and Braskem import naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a result of an accident, natural disaster, fire, or otherwise;
•	termination by Petrobras of the naphtha, ethane, propane, propylene, and light refinery hydrocarbon supply contracts with us, which provide that Petrobras may terminate the contracts for certain reasons;
•	considering that Petrobras (and/or its subsidiaries) controls a substantial portion of the logistics infrastructure of our raw material across Brazil and our existing agreements for using its assets and their operation over certain Braskem’s assets, we could also assume that we would face difficulties to import and ensure access of raw material to our crackers in a scenario that these agreements are terminated by Petrobras (and/or its subsidiaries) and therefore with a substantial impact on the infrastructure that we currently access; or
•	failure to renew or extend our existing agreements for the supply of raw materials or pipeline infrastructure use, considering that Petrobras is conducting a divestment plan of its assets that also includes certain refineries that supply naphtha and propylene to us and some logistic infrastructure assets.

If the supply agreements are terminated or not renewed, our production volumes and net revenue would likely decrease, while our costs would likely increase, and adversely affect our overall financial performance.

In addition, although regulatory changes have ended Petrobras’ monopoly in the Brazilian naphtha market and have allowed us to import naphtha, any restrictions imposed on the importation of naphtha into Brazil could increase our production costs, which would reduce our gross margin and negatively affect our overall financial performance.

We depend on propylene and ethylene supplied by third parties in the United States and Europe.

Our reliance on third-party suppliers poses significant risks to our results of operations, business, and prospects. We rely upon third parties to supply our plants with propylene and ethylene. We acquire propylene and ethylene for our polypropylene plants in the United States under long-term supply agreements and through the spot market. As of December 31, 2023, we had 19 propylene supply agreements and two ethylene supply agreements with several suppliers. The pricing formulas for propylene and ethylene under these supply agreements are generally based on market prices. We cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline, and other infrastructure access.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide around 90% of the propylene requirements of these plants. We have two main supply agreements in Germany. The first has an initial five-year term effective as of 2021 and the second has a current validity term of 3 years. The price quotation for propylene under these long-term supply agreements are related to the monthly contract price for propylene for Europe (as reported by ICIS-LOR), varying their discounts and/or formula rational according to each supplier.

We cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline, and other infrastructure access.

Delays in the availability of acceptable quality propylene or our inability to obtain such acceptable propylene in the quantities we need over what has been contracted or at all may adversely affect our revenue and results of operations.

We depend on ethane supplied by Pemex TRI in Mexico.

We currently source a significant portion of our supply of ethane, which is the primary feedstock used in our polyethylene production process, from Pemex Transformación Industrial (“Pemex TRI”), a state-owned Mexican entity, which is a subsidiary of Petróleos Mexicanos, Pemex, the state-owned Mexican oil and gas company, pursuant to an ethane supply agreement (the “ethane supply agreement”), entered into by Braskem Idesa S.A.P.I. (“Braskem Idesa”), which is our joint venture with Grupo Idesa, S.A. de C.V.(“Idesa”), with Pemex TRI under competitive commercial conditions at prices that reference the Mont Belvieu purity ethane price, a U.S. dollar-based international reference price. As a result, our production volumes, net revenue, and profit margins would likely decrease and materially adversely affect our overall financial performance in case one or more of the following events occur:

•	significant damage to Pemex TRI’s gas processing centers or to any of the pipelines connecting our complex to Pemex TRI’s facilities, whether as a consequence of an accident, natural disaster, fire, or otherwise;
•	any further decrease in the amount of ethane currently being delivered by Pemex TRI to our petrochemical complex;
•	any dispute with Pemex TRI and Pemex Exploración y Producción, or Pemex PEP, related to the ethane supply agreement, including the non-recognition or non-payment of shortfall penalties and the decrease or failure to supply the contracted volume of ethane;

•	any material default by us or by Pemex TRI to supply/receive ethane in the contractually agreed volumes or qualities under the ethane supply agreement;
•	any material breach or termination by Pemex TRI or by us of the ethane supply agreement, or any material breach or termination by other Mexican state-owned companies of related supply (including those for the transportation of supplies) agreements, including a non-recognition of extension term after February 2025; or
•	delays in the availability of ethane of acceptable quality, or our inability to obtain acceptable ethane in the quantities and quality that we need, or at all, or at reasonable prices.

Under the ethane supply agreement with Pemex, if Pemex TRI fails to deliver the contracted minimum daily volume during a given quarter, it may offset this shortfall by delivering additional quantities of ethane during the two immediately subsequent quarters. If it does not do so, Pemex TRI will be required to pay Braskem Idesa a penalty equivalent to the average price of the ethane that was not delivered in the period in question. On the other hand, if Braskem Idesa fails to purchase the contracted minimum daily volume, we may be able to offset this deficit by purchasing additional amounts of ethane during the two immediately subsequent quarters. If it does not do so, Braskem Idesa will be required to pay a penalty to Pemex TRI equivalent to the average price of ethane that was not purchased during the period in question.

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

The provisions for early termination by Pemex TRI under the Ethane Supply Agreement include: (i) failure by Braskem Idesa to pay that continues for more than six months after notice or (ii) an emergency stoppage in operations or force majeure event due to which Braskem Idesa’s insurers consider the complex to be a total loss, or after which Braskem Idesa cannot or does not resume operations for 48 months.

If Pemex TRI (i) delivers less than an average of 75% of the agreed volume over a six-month period, (ii) reaches the annual limit in respect of shortfall penalties owed by Pemex TRI to Braskem Idesa and such limit is not waived by Braskem Idesa, or (iii) materially breaches any of its obligations related to the supply of ethane thereunder; Braskem Idesa has the right to notify Pemex TRI through a notice of breach. If such breach continues for more than six months after notice, or an extended period if the parties agree, Braskem Idesa has the right to terminate the ethane supply agreement and require Pemex TRI and Pemex PEP to repay certain outstanding debt and compensate Braskem and Idesa according to an agreed valuation formula including the repayment of certain of our debt in the form of a put option right under the ethane supply agreement.

On September 27, 2021, Braskem Idesa entered into (i) an amendment to the ethane supply agreement (the “amendment to the ethane supply agreement”) with Pemex Tri and Pemex Exploración y Producción to settle certain prior contractual outstanding issues and (ii) an agreement with Pemex, Pemex Logística and other Mexican government entities, establishing certain support measures to the project to build an ethane import terminal with the capacity to meet all of Braskem Idesa’s feedstock requirements (the “Ethane Import Terminal Agreement”).

The amendment to the ethane supply agreement changed the minimum volume commitment to 30,000 barrels per day until the earliest of (i) the operational startup of the ethane import terminal or (ii) February 2025 (which could be extended if there are delays in obtaining licenses). The amendment to the ethane supply agreement also gave Braskem Idesa the preemptive right to acquire all of the ethane that Pemex has available and has not consumed in its own production process until 2045 at international benchmark prices. The terminal project is designed to complement the ethane supply in Mexico and enables Braskem Idesa to operate at full capacity by accessing new feedstock sources.

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

We depend on services and products supplied by a Mexican state-owned company.

Braskem Idesa has entered into agreements with Mexican state-owned companies for the transportation of natural gas and water supply, among others. Any termination, cancelation, modification or failure to renew such agreements could have an adverse effect on our business, results of operations and financial condition.

Furthermore, such agreements could also be impacted as a result of changes in laws and regulations, terminated or modified as a result of political pressure, or be subject to expropriation or other adverse measures by the Mexican government or government entities. We may also renegotiate the terms of such agreements voluntarily or as a result of changes in laws and regulations or otherwise.

We rely on limited or sole-source suppliers for our raw materials, inputs, and energy, including transportation thereof.

We rely on Petrobras for most or all of our supply of ethane, propane, light refinery hydrocarbon, and propylene in Brazil, a few companies for a large portion of our supply of propylene in our United States and Europe Segment, and Pemex TRI for most of our supply of ethane in Mexico. In Mexico, Cenagas (Centro Nacional de Control del Gas Natural), which is a state-owned agency, is the sole provider of gas transportation services. We rely on Cenagas for the transportation of natural gas to our Mexico Complex. For ethane supply to Mexico, we rely on several international suppliers for most of the purchases for the cracker located in Mexico.

For naphtha supply to Brazil, we rely on several international suppliers for most of the purchases for the crackers in the states of Bahia and Rio Grande do Sul, and we rely on Petrobras for all of the supply for the cracker located in the state of São Paulo, and we rely on Petrobras for a major part of our supply of ethane and propane in the state of Rio de Janeiro. Also, we are subject to substantial risks because of our reliance on these and other limited or sole-source suppliers of raw materials, additives, catalyzers, other inputs, energy, and other utilities, including the following risks:

•	if a supplier does not provide naphtha, ethane, propane, light refinery hydrocarbon, propylene, sea salt, other inputs (including natural gas), or energy, as the case may be, that meet our or their specifications in sufficient quantities and with acceptable performance or quality on time or deliver when required, then sales, production, delivery of our products to our customers on a timely manner and revenue from our plants could be adversely affected;
•	if our relationship with a key supplier changes or is adversely affected, for example, due to competitive pressures (or conflicting interests), we may be unable to obtain naphtha, ethane, propane or propylene, natural gas, or other inputs, as the case may be, on satisfactory financial terms;

•	if an interruption of supply of naphtha, ethane, propane, light refinery hydrocarbon, propylene, sea salt, other inputs (including natural gas), or energy, as the case may be, occurs because a supplier changes its technology roadmap, suffers damage to its manufacturing facilities, decides to no longer provide those products or services, increases the price of those products or services significantly or imposes reduced delivery allocations on its customers, it could take us a considerable period of time to identify and qualify alternative suppliers;
•	some of our key suppliers are small companies with limited financial and other resources, and as a result, they may be more likely to experience financial and operational difficulties than larger, well-established companies, which increases the risk that they will be unable to deliver products as needed;
•	some of our suppliers are state-owned enterprises subject to political interference, including in Mexico; and
•	if a key supplier is acquired or there is a significant change in business, the production and sales of our systems and services may be delayed or adversely affected, or our development programs may be delayed or may be impossible to complete.

Delays in the availability of naphtha, ethane, propane, light refinery hydrocarbon, propylene, sea salt, other inputs (including natural gas), or energy of acceptable quality, or our inability to obtain such acceptable naphtha, ethane, propane, light refinery hydrocarbon, propylene, sea salt, other inputs (including natural gas) or energy in the quantities we need or at all, may adversely affect our revenue and results of operations.

Risks Relating To Global Macroeconomics Factors

Global macroeconomic factors have had, and may continue to have, adverse effects on the margins that we realize on our products.

Our results of operations may be materially affected by adverse conditions in the financial markets and generally depressed economic conditions. Economic downturns in geographic areas or jurisdictions in which we sell our products may substantially reduce demand for our products and result in decreased sales volumes. Recessionary environments, including global inflation, adversely affect our business because demand for our products is reduced and our costs increase.

In addition, raw materials and other costs in our business are subject to wide fluctuations depending on market conditions and government policies. These costs are influenced by several factors over which we have little or no control, including, but not limited to, international and national economic conditions, including higher natural gas costs in Europe, regulations, government policies (including those applicable to the pricing policies of Petrobras, which is one of our main suppliers in Brazil), tariff adjustments and global effects of supply and demand, particularly on commodity prices. We cannot assure that the prices of our products may be increased in a timely manner or be sufficient to keep pace with or offset increases in inflation, operation costs and expenses, amortization of investments, and taxes. As a result, we might not be able to pass on the increased costs to our customers, which could decrease our profit margin and result in a material adverse effect on our business, financial condition, and results of operations.

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

We may be affected by instability in the global economy and by financial turmoil, including as a result of military conflict.

Instability in the global markets and in the geopolitical environment in many parts of the world, as well as other disruptions, may continue to put pressure on global economic conditions. Concerns over the recession, inflation, higher interest rates, geopolitical issues, the global financial markets, unstable global credit markets and financial conditions, and the COVID-19 pandemic have led to periods of significant economic instability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth in the future, and increased unemployment rates. In addition, we face several risks associated with international business and are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics, trade disputes, economic sanctions, trade wars and their collateral impacts, and other international events. Any of these changes could have a material adverse effect on our reputation, business, financial condition, or results of operations.

There may be changes to our business if there is instability, disruption or destruction in a significant geographic region, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest; and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease.

Additionally, the military conflict between Russia and Ukraine has led to sanctions and other penalties being imposed, proposed and threatened by the United States, European Union and other countries on Russia. Such sanctions are rapidly evolving, and the United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. Russian military actions counter measures, or retaliatory actions (including cyberattacks and espionage) could adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets, potentially leading, for example, to difficulties in obtaining additional funds and sources of financing for our operations. Already the conflict has caused market volatility, a sharp increase in certain commodity prices, such as oil and natural gas, and an increasing number and frequency of cybersecurity threats. Actual and threatened responses to such military action, as well as a rapid peaceful resolution to the conflict, may also impact the markets for certain Russian products, such as oil, natural gas, and other commodities, and may likely have collateral impacts and disruptions on such sectors globally. It is not possible to predict the length and impact of the ongoing military conflict or its broader consequences, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, currency exchange rates and financial markets. Any such event may increase our costs, decrease our revenues or limit our production and sales volume and adversely affect our business, results of operations and financial condition.

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, the conflicts involving Russia and Ukraine and/or Israel and Hammas, and the rise of populism. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating To Our Operations

Our polyolefins and vinyls units in Brazil depend on our chemicals operations to supply them with their ethylene and propylene requirements. In addition, our Brazil Segment depends on certain providers of utilities including environmental services for the treatment of effluents, industrial waste and water supply for industrial use.

Our crackers are the only supplier of ethylene to our vinyls operations, the only supplier of ethylene to the polyethylene plants and the principal supplier of propylene to the polypropylene plants of our polyolefins operations in Brazil. Additionally, as the cost of storing and transporting ethylene and its derivatives, including butadiene and other chemical products, is significant and there is no adequate infrastructure in Brazil that allows for the storage of large volumes, a relevant reduction in sales of these products may impact the operating rate of our chemical operations, impacting product availability for the polyolefins and vinyls operations in Brazil.

Our polyolefins and vinyls operations in Brazil are highly dependent on the supply of these products by our chemicals operations. Consequently, our production volumes of, and net revenue from, polyolefins and vinyls operations would decrease, and our overall financial performance would be negatively affected in the event of the following:

•	any significant damage to the facilities of our chemicals operations through which ethylene or propylene is produced, or to the pipeline or other facilities that connect our polyolefins plants or vinyls plants to our chemicals operations, whether as a consequence of an accident, natural disaster, fire or otherwise;
•	any significant reduction in the supply of feedstocks, including naphtha to our chemicals operations, as naphtha is the principal raw material used by our chemicals operations in the production of ethylene and propylene;
•	any significant reduction in the supply of ethane or propane to our basic petrochemical plant in Rio de Janeiro, as ethane and propane are the principal raw materials used in the production of ethylene and propylene by our petrochemical complex located in the Rio de Janeiro Complex; or
•	any significant reduction in the supply of light refinery hydrocarbon to our basic petrochemical plant in São Paulo, as light refinery hydrocarbon is one of the most important raw materials used in the production of ethylene and propylene by our petrochemical complex located in the São Paulo Complex.

Also, our production volumes of, and net revenue from, our chemicals operations products could decrease, and our overall financial performance would be negatively affected in the event of any significant damage to the facilities of our vinyls and polyolefins operations in Brazil through which ethylene and propylene is consumed.

Our Brazil Segment depends on Cetrel S.A. (“Cetrel”), Água de Camaçari (“DAC”), both of which are our subsidiaries, Distribuidora de Água Triunfo (“DAT”), Companhia Riograndense de Saneamento (“CORSAN”), Aquapolo Ambiental S.A (“Aquapolo”), Refinaria de Paulínia (“REPLAN”), Refinaria Duque de Caixas (“REDUC”) and Veolia Brasil for services such as (i) treatment of effluents and industrial waste; (ii) supply of reuse water; (iii) supply of demineralized, clarified and potable water; (iv) management of water reservoirs; and (v) supply of steam. An interruption in the operations of Cetrel, DAC, DAT, CORSAN, Aquapolo, REPLAN, or REDUC may result in the shutdown of all of our plants at the Northeastern Complex, Southern Complex, São Paulo Complex, Paulinia plants, and Rio de Janeiro Complex, in addition to increased environmental risks. If such a shutdown were to happen, our production volumes and net revenue from sales from our plants referred to above would decrease, and our financial performance and results of operations would be adversely affected.

We may be materially adversely affected if there is an imbalance in global logistics, which may cause disruptions to our transport, storage and distribution operations, negatively impacting the costs related thereto.

Our operations are dependent upon uninterrupted transportation, storage, and distribution of our products and raw materials. Transportation, storage, or distribution of our products and raw materials could be partially or completely, temporarily, or permanently shut down as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events;
•	strikes or other labor difficulties;
•	disruption in the global supply chain, including container shortages;
•	war and other armed conflicts, such as the conflict involving Russia and Ukraine and/or Israel and Hammas; and
•	other disruptions in means of transportation.

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

We use technology and intellectual property licensed from third parties in the regular operation of our business, particularly in the operation of certain machinery and equipment required to produce certain of our products such as our first- and second-generation products, and we may continue to rely on access to third-party technology and intellectual property in the future.

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

Additionally, our inability to maintain existing access to third-party technology, licenses, and technical support on commercially reasonable terms, or at all, or to obtain additional technology, licenses or technical support necessary to manufacture current products or develop new ones, could require us to obtain substitute technology or licenses at a greater cost or of lower quality or performance standards, or require us to carry out unscheduled interruptions of our production facilities. There can be no assurance that we will be able to replace any such third-party technology, intellectual property or technical support service for any adequate substitute technology, intellectual property, or technical support in a timely manner to avoid any unscheduled interruption of our production processes or facilities, or in a cost-efficient manner. Any of these circumstances could harm our business, financial condition, and results of operations.

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

Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including, but not limited to:

•	denial of or delay in receiving requisite regulatory approvals or permits;
•	unplanned increases in the cost of construction materials or labor;
•	disruptions in transportation of gear or construction materials;
•	change in the market and regulatory conditions assumed as a basis for our project economics;
•	adverse weather conditions, natural disasters, epidemics, pandemics or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers, shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages; and
•	non-performance by, or disputes with, vendors, suppliers (including those responsible for transportation of supplies), contractors or subcontractors. Any one or more of these factors could have a significant impact on our ongoing projects.

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

We maintain property, business interruption, general liability, environmental, construction, marine, credit, and other types of insurance that we believe are appropriate for our business and operations as well as in line with industry practices. However, we are not fully insured against all potential hazards and incidents inherent in our business. Changes in insurance market conditions have caused, and may in the future cause, premiums, and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us or at all and might be obligated to divert a significant portion of our cash flow from normal business operations. Also, in the event of an accident, we are required to undergo a regulatory assessment through which the insurance coverage needs to be confirmed. If coverage is not confirmed, there will be no indemnity to be paid.

In addition, adaptation actions, including those related to climate change, could be considered insufficient by insurance companies, and may make it difficult for us to obtain insurance for our business. Also, premiums and deductibles for certain insurance policies could increase substantially and, in some instances, certain insurance coverage could become unavailable or available only in reduced coverage amounts.

Under our growth strategy, we may pursue strategic acquisitions, investments and investments in new businesses. The failure of an acquisition, investment or investments in new businesses to produce the anticipated results, or the inability to integrate an acquired company, could adversely affect our business financial condition and results of operations.

We have a adopted a growth strategy that is based on organic and inorganic growth, including investments and capital expenditures focused on existing and traditional business, biobased and recycling businesses, in order to mitigate impacts of climate change, reinforce green initiatives and strengthening the circular economy. Pursuant to such growth strategy, we may from time to time acquire or invest in complementary companies or businesses with a similar or equal focus. Such acquisitions or investments may include businesses that operate in modern, innovative, and ground-breaking fields, all of which may have an increased level of uncertainty and risk, as they often develop or adopt new technologies and initiatives that may not yet have been proven to work as expected and may not have been sufficiently settled or consolidated. Certain of these businesses may also involve greenfield or brownfield operations, which may take longer periods of time to mature, if they ever mature, and also pose increased uncertainties, challenges and risks.

For example, in 2022, we acquired a minority equity interest in Nexus Circular LLC, a company that operates in advanced recycling that converts landfill-bound plastics into circular feedstocks used in the production of sustainable virgin plastic. We also established a joint venture, based in the Netherlands, with Terra Circular, whose majority partner has developed and implemented innovative technology with the capacity to convert low-quality plastic waste into consumer products.

In February 2023, we completed the process of acquiring shares and subscribing to new shares issued by Wise Plásticos S.A. (“Wise”), a Brazilian company in the mechanical recycling sector, holding a 61.1% equity interest in Wise.

The success of any acquisition or investment pursuant to our growth strategy will also depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and synergies, technology, international market, and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into, or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our management’s attention from other business issues and opportunities. We may not be able to successfully integrate the operations that we acquire, including, but not limited to, their personnel, financial systems, distribution, or operating procedures. If we fail to integrate acquisitions successfully, our business, financial condition and results of operations could suffer. In addition, the expense of integrating any acquired business and their results of operations may adversely affect our results of operations.

Certain acquisitions, partnerships, and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue in the foreseeable future or at all, including those investments related to industrial decarbonization and recycling, renewable products, and the circular economy. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with any of our shares, it could be dilutive to our shareholders. If we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

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

To develop our Mexico Complex, Braskem Idesa disbursed significant capital and incurred significant debt. Our ability to achieve the strategic objectives of this business unit will depend largely on its successful operation. Factors that could affect the operation of this business unit include:

•	general economic, political and business conditions in Mexico and worldwide;
•	global demand for, and supply balance of, PE;
•	the occurrence of unforeseen technical and mechanical difficulties that may interrupt production or lead to unexpected downtime of the Mexico Complex’s plants;
•	any material default by Pemex TRI under the ethane supply agreement;
•	any termination, cancelation or modification of the ethane supply agreement for any other reason;
•	the failure to renew any material agreement with Mexican state-owned companies;
•	the ability of Braskem Idesa to service its debt;
•	any material supply chain disruptions that can negatively impact our business;
•	an unstable and non-continuous supply (including the transportation of supplies) of ethane, natural gas and other inputs, including energy and water; and
•	increased competition from domestic or foreign competitors and/or the emergence of new domestic or foreign competitors.

In the first quarter of 2021, Braskem Idesa entered into a natural gas transport service agreement with Cenagas for a term of 15 years. Following the execution of this agreement by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had been unilaterally terminated by Cenagas in December 2020.

On September 27, 2021, Braskem Idesa signed the following documents: (i) an amendment to the ethane supply agreement with Pemex revising certain of its terms (“Amendment”); and (ii) an agreement with Pemex and other government entities that establishes support measures for the project to build an ethane import terminal, with the capacity to meet all of Braskem Idesa’s ethane needs.

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

In September 2021, Braskem Idesa started the Ethane Import Terminal project in Mexico. In October 2021, Braskem Idesa constituted the Terminal Química Puerto México (“TQPM”), a company created to be responsible for the construction and operation of the terminal. In June 2022, Braskem Idesa announced the sale of 50% of TQPM’s stake to Advario B.V. (“Advario”), a global storage company, in TQPM, which was consummated on March 1, 2023. The TQPM ethane import terminal was designed to have a capacity of 80,000 daily barrels, providing conditions for Braskem Idesa to import all its need for raw material.

In October 2023, with the support of its shareholders, Braskem Idesa and Advario, TQPM entered into a syndicated project finance loan agreement in the principal amount of R$1,975 million (US$ 408 million) with a five-year mini-perm deal with standard guarantees for a transaction of this type.

We cannot assure you that the Mexico Complex will provide the expected benefits to us, even after having completed seven calendar years of operations. Any significant interruption in its operation could hinder or prevent the implementation of our business plan as originally conceived, and result in revenue and net income below our original expectations. Further, any material adverse effect on the financial condition or results of operations of the Mexican complex may adversely impact our own financial condition and results of operations.

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

Risks Related to Health, Safety and Environmental Aspects

Global or regional health pandemics or epidemics may adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by pandemics or epidemics. For example, in 2020, the COVID-19 pandemic significantly impacted economic activity and markets worldwide, and its severity, magnitude and duration were extraordinary and difficult to predict.

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

For example, over 30 years ago, a leak of chemical products occurred from a tank installed on a property owned by the company Companhia Carbonos Coloidais (“CCC”), located in Madre de Deus, in the State of Bahia. These products were the property of the company Tecnor Tecnolumen Química do Nordeste Ltda. (“Tecnor”) and may have been acquired by domestic producers at the time, including by Companhia Petroquímica de Camaçari, a company that subsequently was merged into Braskem. Both CCC and Tecnor are companies that have never had any corporate relations with Braskem and no longer have any operating activities.

Given our experience in the chemical and petrochemical industry and related products, the authorities requested our collaboration on the analysis, studies and environmental remediation, with monitoring by local authorities, which has been occurring since 2003. Following the agreement between the City of Madre de Deus, the Public Ministry of the State of Bahia and CCC in 2015, by means of an Amendment to this Term of Commitment, we supported the implementation of a vacancy program of an area near CCC’s property, declared as public utility by the City Hall in February of 2021. About 200 properties were necessary for the safe continuity of the remediation efforts.

Our business could be adversely affected by safety or product liability issues. Failure to appropriately manage occupational safety, process safety, product safety, human health, product liability and environmental risks inherent to the chemical and petrochemical businesses and associated with our products, product life cycles and production processes could result in unexpected incidents, including releases, fires, or explosions resulting in personal injury, loss of life, environmental damage, loss of revenue, legal liability, and/or operational disruptions. Public perception of the risks associated with our products and production processes could impact product acceptance and influence the regulatory environment in which we operate.

Changes to current applicable laws may impose changes on standards we have already implemented, which can take time to review and update and could require significant capital expenditures. For example, we have concluded or are currently concluding studies related to dams located at certain of our industrial sites as a result of a change in Brazilian law that now requires that all water and waste dams have a safety plan for these structures. Environmental studies that we have commissioned have indicated instances of environmental contamination of the soil and underground water at certain of our plants. If the laws and regulations applicable to risks and safety plans change, we may be required to revise the studies that we have carried out or take further action to rectify potential issues that would not need to be addressed under current laws and regulations.

In addition, we and certain of our executive officers have received certain notices related to environmental violations and are or have been subject to investigations or legal proceedings with respect to certain alleged environmental violations. These environmental issues, and any future environmental issues that may arise, could subject us to fines or other civil or criminal penalties imposed by Brazilian authorities.

Also, under environmental laws and regulations in the countries in which we operate, we are required to obtain operating licenses and permits for our manufacturing facilities. For example, under Brazilian federal and state environmental laws and regulations, if any of our environmental licenses or permits lapse or are not renewed or if we fail to obtain any required environmental licenses or permits or does not to meet the conditions established in the licenses or environmental permits, we may be subject to fines ranging from R$500 to R$50 million, and the Brazilian government may reverse mentioned licenses or permits, partially or totally suspend our activities and impose other civil and criminal sanctions on us, including our managers.

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

We have been taking the necessary actions for closing and monitoring the salt cavities, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas. On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available as of the reporting date, there is an indication that direct impacts of this occurrence are limited to the cavity's location, within the protective area, which has been vacated since April 2020. The event in cavity 18 led to preventive stoppage of activities in the protective and surrounding area, which were resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió.

Based on preliminary results from the analysis of event in cavity 18, the indication is that filling with sand will not be necessary for this cavity. To find a definitive solution for the six cavities, previously expected to be monitored by sonar (monitoring group), the Company decided that they should be filled with sand.

Considering the progress made in the last half of 2023 and the cavity 18 event, the new configuration of the closing plan for the 35 mining areas considers that:

(i) 13 cavities are recommended to be filled with sand. Of these, filling for 5 has been completed, filling for 2 is in progress. For the 6 cavities recently included in the filling with sand group, the activities are under planning phase;

(ii) 6 cavities do not have indication of additional measures, whereas natural filling was confirmed for 5 cavities and 1 cavity, the cavity 18, has its evaluation in progress, with an indication that filling with sand will not be required;

(iii) 16 cavities should be buffered, which is a technique that consists of pressurizing the cavity. Of these, buffering was completed for 9.

Our actions are based on technical studies prepared by outsourced specialists, whose recommendations are submitted to competent authorities and respect the periods of time agreed under the closing plan, which is public and regularly reevaluated jointly with the National Mining Agency in Brazil (“ANM”). After the events in this period, the plan to close mining areas is under revision. The subsidence is a dynamic process that is present in the risk area and must continue to be monitored during and after the actions foreseen in the closing plan for the mining areas. The results of these monitoring activities will be important for assessing the need for potential future actions.

Regarding environmental initiatives, in June 2022, in compliance with the Agreement for Socio-Environmental Reparation, we submitted to the Brazilian Federal Prosecution Office (“MPF”) an environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, the second opinion report on the environmental plan was filed with the MPF. In February 2023, the MPF expressed its agreement with this environmental plan, incorporating the suggestions provided in the second opinion report. Braskem initiated the actions set forth in the plan. We have been implementing the commitments established in the agreement and sharing the results of our actions with the local authorities. It was also agreed that the environmental diagnosis is expected to be updated in December 2025. As one of the developments of the cavity 18 event, although alteration in lagoon's water quality has not been identified, according to the Agreement for Social-Environmental Reparation, the specialized company will prepare an amendment to the current environmental diagnosis report.

The provision related to this matter, considering the actions for closing and monitoring the salt cavities, environmental actions and other technical matters for which the amount of R$1.6 billion, net of the adjustment to present value, has been provisioned as of December 31, 2023. The provision amount may change based on new information, such as: the results of the monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures, and other possible natural alterations, and it may be materially altered based on a variety of other factors, including, but not limited to, the result of the monitoring and backfilling actions of the cavities, potential future determinations by ANM, unforeseen technical difficulties or costs, or other factors.

Also due to the geological event, we have entered into agreements to terminate three public-interest civil actions or civil public actions filed by the competent authorities:

•	ACP Labor settlement: we committed to disbursing R$40 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in Maceió, in the state of Alagoas. This agreement has been fulfilled in its entirety.

•	ACP of Residents settlement: we committed to supporting the relocation and to compensate residents, business owners and owners of vacated properties located in the risk areas defined in the Civil Defense Map through the Financial Compensation and Support for Relocation Program (Programa de Compensação Financeira e Apoio à Realocação – PCF), by offering proposals for financial compensation and entering into individual agreements ratified by court (the risk area encompasses approximately 15,000 properties); and
•	ACP Socio-environmental settlement: we committed to (i) adopting the necessary measures to stabilize the cavities and monitor the soil, implementing the measures of the mine closure planning presented to ANM and subject to its approval; (ii) repairing, mitigating or compensating potential environmental impacts and damages resulting from the mining activities (salt extraction) in the city of Maceió, to be defined by an Environmental Diagnosis developed by an expert and independent company approved by the Prosecutor’s Office; (iii) allocating R$1.58 billion to implement measures in the vacated area, actions related to urban mobility and to compensate potential socio-urbanistic impacts and damages, and for social collective moral damages.

For more information, see note 24 to our audited consolidated financial statements included elsewhere in this annual report.

Below, we list the main events related to the geological phenomenon in Alagoas:

On February 2, 2021, we were notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos (“CBTU”), initially requesting only a preliminary injunction for maintaining the terms of the cooperation agreement previously signed by the parties. The request was denied in the lower and appellate courts, given the fulfillment of the obligations undertaken by us. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to replace the stretch that passed through the risk area. On December 31, 2023, the updated value of this lawsuit was R$1.5 billion. We entered into a memorandum of understanding with CBTU to seek a consensual solution and suspend the lawsuit during the negotiation period. We have made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until June 2024.

In March 2023, we were informed of the claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser. On October 10, 2023, the trial court issued a summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. As of December 31, 2023, the amount of this action is R$1.4 billion. There is a performance bond pledged by the Company for this lawsuit in the amount of R$1.4 billion.

In March 2023, we also became aware of the Public Civil Action (“ACP”) filed by the Public Defender’s Office of the State of Alagoas (“DPE-AL”) against us, the Federal Government, the State of Alagoas and the Municipality of Maceió, which pleads for measures related to the Flexais region, including (i) the registration of residents of this region so that they can opt for relocation through the Company’s Relocation and Financial Compensation Program (“PCF”); and (ii) the claim for compensation in the amount of R$1.7 billion for moral and material damages allegedly owed to residents of this region, with a subsidiary claim for judicial blocking of said amount. The injunction relief requests were rejected by the trial and appellate courts. On January 19, 2024, a decision was rendered judging partially valid the requests made by the DPE. The judge determined, among other things, set the amount of moral damages until the completion of the requalification and to determine the material damages for the devaluation of properties in the area. It was also determined the development of the case to adjudicate the request for relocation of residents, among others. On December 31, 2023, the amount of this action is R$1.9 billion. Our management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

In August 2023, we were informed of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations. As a preliminary measure, the Associations requested, among other claims, that the Company provisions sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, while publishing a material fact notice to the shareholders, a request that was denied by the Court. Among other requests, the Associations claim the payment by us of: (i) compensation for (a) individual and homogeneous moral damages suffered; (b) material damages in the form of individual and homogeneous loss of profits; (ii) compensation for collective moral damages for the Associations; (iii) compensation for collective material damages to the Associations; and (iv) attorney fees in the amount of 20% on the value of the award. On December 31, 2023, the plaintiffs’ claimed the amount to R$1.9 billion. The management, based on the opinion of its external legal advisors, classified the likelihood of loss in connection with this proceeding in the amount of R$1.6 billion as possible and the amount of R$321 million as remote.

On November 30, 2023, we were informed of the Public-Interest Civil Action filed by the MPF, DPU and MPE against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against the Municipality of Maceió: (i) the disclosure of the new Map of Priority Action Lines, Version 5, and (ii) preparation of the Action Plan to address issues related to the identification of the roads and public equipment located in the region. Against Braskem, they request through a preliminary injunction: (i) inclusion in the PCF the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of allocation) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions. The amount assigned to the case by the plaintiffs in the lawsuit is R$1 billion.

On December 18, 2023, we were informed of the action claiming the violation of a constitutional fundamental right (ADPF) filed by the Alagoas State Governor before the Brazilian Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases ACP Reparation for Residents, ACP Social-Environmental Reparation and Flexais Agreement, which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties. We presented a statement applying for the denial of the ADPF continuance. On January 10, 2024, the judge rapporteur determined the testimony of Braskem, Municipality of Maceió, State of Alagoas Prosecution Office, Alagoas State Defender’s Office and Federal Public Defender’s Office and the statement of the Office of the Attorney General and Office for the General Counsel for the Federal Government.

In March 2024, we were informed of the Public-interest Civil Action filed by DPE against Braskem, seeking, among other requests, the challenge of clause 69 of the Agreement for Socio-environmental Reparation (payment of R$150 million for collective moral damages) alleging that there were facts subsequent to the date of the agreement that would give rise to additional damages. The DPE sustains that: (i) the waiver set forth in the Agreement for Socio-environmental Reparation would not cover future damages; (ii) the transfer of the property of the PCF to Braskem would violate constitutional principles; (iii) the damage caused should be fairly compensated; (iv) collective existential damages should be compensated; and (v) Braskem should be condemned for illicit profit, yet to be liquidated. Based on such allegations, it requests, as a preliminary measure: (i) the suspension of clause 58, second paragraph, of the Agreement for Socio-environmental Reparation, in order to rule out the possibility of reversion of the area to the benefit of Braskem; (ii) the imposition of inalienability of the PCF area until the final and unappealable decision on the merits of the claim, considering the need for the assets acquired by the Financial Compensation Program not to be subject to any disposal, nor subject to seizure. On the merits, it requests, among others: (i) the loss of all properties subject to the PCF, with the possibility of reverting the area to the victims or to public domain, in addition to the conviction of Braskem to the payment, as collective and social moral damages, to the same amount spent by Braskem for material damages; (ii) the conviction of Braskem, as existential damages, for the loss of all properties subject to the PCF; (iii) the conviction of Braskem for illicit profit, with the loss of the PCF properties, in addition to the payment of the amounts the Company obtained due to its alleged illicit conduct (to be determined in a liquidation proceeding); (iv) subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with publication of a relevant fact. The value of the case attributed by the DPE is R$150 million. Our management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

Additionally, we have entered into other two main agreements with competent authorities:

• Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area that establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location.

• Instrument of Global Agreement with the Municipality of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adhesion of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The current provisions made by us related to the geological event in Alagoas are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plan are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the result of the current recommendations. Accordingly, the plan to close the mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt, including, but not limited to, all other points mentioned above. In addition, the assessment of the future behavior of cavities monitored mainly using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-Environmental Reparation Agreement, were defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

We have been making progress with public entities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in the negotiations, as of the date of this annual report, we are unable to predict the results and timeframe for concluding these negotiations or their possible scope, and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all of the new claims related to damages or other nature that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse nature. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utilities concessionaires, entities of the direct or indirect administration of the State of Alagoas, the Municipality of Maceió or the Brazilian federal government. Therefore, the number of such actions or lawsuits, their nature or the amounts involved cannot be estimated.

Consequently, we cannot eliminate the possibility of future developments related to every aspect of the geological event in Alagoas, so the expenses to be incurred to resolve related disputes may differ from its estimates and provisions.

For additional information related Alagoas mining activities, see “Item 8. Financial Information—Legal Proceedings—Alagoas—Mining Activities.”

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

Existing stringent environmental and related regulations in the countries where we operate require significant capital expenditures, including investments, waste and wastewater treatment, emissions management, environment licenses, environmental liabilities and other environmental expenditures. In addition, evolving regulatory requirements could require significant additional capital expenditures depending on the timing of the adoption and enforcement of specific standards imposing such requirements. In addition, changes in environmental regulations could inhibit or interrupt our operations or require modifications to our facilities. Accordingly, environmental, health or safety regulatory matters may result in significant unanticipated costs or liabilities.

We may also, from time to time, be involved in certain claims, disputes or litigation proceedings concerning environmental risks and liabilities, health and safety hazards, among others.

Natural disasters, severe weather and climate conditions, or health epidemics could have a material adverse effect on our overall business.

We are subject to increasing climate-related risks and uncertainties, many of which are outside of our control. Climate change may result in more frequent severe weather events, potential changes in precipitation patterns and extreme variability in weather patterns which can disrupt our operations as well as those of its customers, partners and suppliers. Some of our facilities are in places that could be affected by natural disasters, such as floods, earthquakes, hurricanes, tornados and other natural disasters, which could disrupt our operations, operated by us or third parties, or the operations of our customers or suppliers and could damage or destroy infrastructure necessary to transport our products as part of the supply chain. Additionally, other unanticipated problems such as health epidemics or pandemics, could also cause operational disruptions of varied duration. Such events could require maintenance shutdowns, delay shipments of products or supplies or result in costly repairs, replacements or other costs, which could have a material adverse effect on our financial performance.

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

Since 2008, we account for the emissions of our operations and publish the results in a GHG inventory, which currently follows the operational control approach, contemplating our global emissions of scopes 1, 2, and 3, and which is annually verified by an independent third party. In 2023, Braskem recorded 9.9 million tons in carbon emissions and any carbon tax mechanism could negatively affect our business, financial condition, results of operations and operating cash flows.

For example, The European Commission has published in 2021 its “Fit for 55 Package” climate package, which includes extensive policy towards tougher emissions targets including the carbon border adjustment mechanism (CBAM) as holding wide ranging implications for the export industry into Europe.

Laws and regulations that seek to reduce GHG are being defined in some regions and may be defined globally in the future, which could have a material adverse impact on our operating results, cash flows and financial condition. One of the possible effects of the increase in requirements related to the reduction of GHG emissions is the increase in costs, mainly due to the demand for the reduction of fossil fuel consumption and the implementation of new technologies in the production chain. Removing subsidies or levying taxes on fossil energy sources could increase fuel prices for large consumers and thus production costs. Levying taxes on carbon-intensive suppliers could increase associated production costs. Taxation on carbon intensive suppliers could increase production costs that could negatively affect our business, financial condition, results of operations and operating cash flows. Additionally, the difficulty of adapting to climate change and reducing the emission of GHG in production processes and the value chain could negatively affect our business, financial condition, results of operations and cash flows.

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

Execution and achievement of these goal within the projected costs and expected timeframes are also subject to risks and uncertainties which include, but are not limited to: advancement, availability, development and affordability of technology necessary to achieve these commitments; unforeseen design, operational and technological difficulties; availability of necessary materials and components; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions; changes in public sentiment and political leadership; our ability to comply with changing regulations, taxes, mandates or requirements related to greenhouse gas emissions or other climate-related matters.

The transition to lower greenhouse gas emissions technology, the effects of carbon pricing and changes in public sentiment, regulations, taxes, public mandates or requirements and increases in climate-related lawsuits, insurance premiums and implementation of relevant disaster recovery and business continuity plans could increase costs to maintain or resume our operations or achieve our sustainability goals in the expected timeframes, negatively affect our business, financial condition, results of operations and operating cash flows.

Risks Relating To Our Shareholders

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

Novonor S.A. – Em Recuperação Judicial (“Novonor”), directly or through its wholly-owned subsidiary NSP Investimentos S.A., or NSP Inv., owns 38.3% of our total share capital, including 50.1% of our voting share capital, and Petrobras holds 36.1% of our total share capital, including 47.0% of our voting share capital. Nominees of Novonor constitute a majority of the members of our board of directors. Under a shareholders’ agreement to which Novonor and Petrobras are parties, which we refer to as the Braskem S.A. Shareholders’ Agreement, all matters that may be resolved at a shareholder’s meeting or by our board of directors shall be decided by consensus among Novonor and Petrobras (except for our business plan, which is approved separately by the directors appointed by Novonor, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements”), taking into account our best interest. Furthermore, the shareholders’ agreement provides for the possibility (and not the obligation), if deemed necessary, to hold prior meetings, as a legitimate mechanism for alignment between Novonor and Petrobras, with a view to ensuring consistency and uniformity in their decisions, which could affect holders of class A Preferred Shares and American Depositary Shares, or ADSs.

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

In addition, under shareholders’ agreements in certain joint ventures we are a party to, in the event there is a change in our corporate control, our partner could execute a call option right and buy all the shares of the company in such joint ventures.

All common and preferred shares issued by us and held by NSP Inv. were pledged with fiduciary assignment (alienação fiduciária) as a collateral given under certain financing agreements entered into by Novonor and certain of its subsidiaries with specific non-bankruptcy creditors (credores extraconcursais). It is possible that, under certain circumstances, the pledge over such shares may be enforced, with the consequent sale of the shares, which could result in a change of Braskem’s control and other consequences arising therefrom.

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

On November 3, 2022, we received a correspondence from Novonor, informing that, due to the discussions and analysis currently underway relating to a possible transaction, it may be necessary for us to interact with potential interested parties, for which Novonor asked for our support. Novonor further informed that, at that moment, there was no exclusivity agreement with any interested party, no binding offer, and no definition or decision on the structure to be adopted or on any alternative related to the disposal process. In this sense, we have been supporting Novonor in this process, including interactions with potential interested parties, observing the confidentiality of the information.

On November 9, 2023, we received a correspondence sent by Adnoc International Limited - Sole Partnership L.L.C. (“ADNOC”) to Novonor and to certain creditors holding the fiduciary lien over the shares owned by Novonor (“Financial Institutions”), containing a non-binding offer for the acquisition of the interest held by Novonor in the Company (“Proposal”). The Proposal is also conditioned, among other customary conditions in transactions of this nature, to (i) satisfactory conclusion by ADNOC of Due Diligence; (ii) investigation of possible additional liabilities arising from the event in Alagoas; (iii) no existence of unaccounted for or unreported material contingent liabilities; (iv) alignment and conclusion of a new shareholders' agreement with Petrobras.

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

In addition, pursuant to the indentures governing our 4.500% Notes due 2028, 4.500% Notes due 2030, 8.500% Notes due 2031, 7.250% Senior Notes due 2033, 7.125% Notes due 2041, 5.875% Notes due 2050, Subordinated Resettable Fixed Rate Notes due 2081, 15th Debentures Issuance (used as a security for the issuance of a CRA – Agribusiness Receivables Certificates), 16th Debentures Issuance, 17th Debentures Issuance and 18th Debentures Issuance a “change of control” with a “ratings decline” (as such terms may be defined in each agreement governing our indebtedness) would require a repurchase of, or an offer to repurchase, any such outstanding notes or debentures, plus accrued and unpaid interest, if any, to the repurchase date.

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

In the case of our 4.500% Notes due 2028, 4.500% Notes due 2030, 7.125% Notes due 2041, 5.875% Notes due 2050 and Subordinated Resettable Fixed Rate Notes due 2081, a “ratings decline” would occur if, at any time within 90 days after the earlier of the date of public notice of a “change of control” and the date on which Braskem and/or any other “person” (as applicable, and as defined in each agreement governing our indebtedness) publicly declares its intention to effect a “change of control,” (i) in the event the notes are assigned an investment grade rating by at least two rating agencies prior to such public notice or declaration, the rating assigned to the notes by at least two of the rating agencies is below an investment grade rating; or (ii) in the event the ratings assigned to the notes by at least two of the rating agencies prior to such public notice or declaration are below an investment grade rating, the rating assigned to the notes by at least two of the rating agencies is decreased by one or more categories (i.e., notches); provided that, in each case, any such “ratings decline” is expressly stated by the applicable rating agencies to have been the result of the “change of control.”

In the case of our 8.500% Senior Notes due 2031 and our 7.250% Senior Notes due 2033, a “ratings decline” would occur if, at any time within 90 days after the date of public notice of a “change of control,” (i) in the event the notes are assigned an investment grade rating by at least two rating agencies prior to such public notice, the rating assigned to the notes by any two or more of the rating agencies is below an investment grade rating; or (ii) in any other case, the rating assigned to the notes by at least two of the rating agencies is decreased by one or more categories (i.e., notches); provided that, in each case, any such “ratings decline” is expressly stated by the applicable rating agencies to have been the result of the “change of control.”

As a result, if a third party acquires our control, whether as a result of the Novonor Judicial Restructuring Proceedings (or agreements entered into within the context of the Novonor Judicial Restructuring Proceedings) or otherwise, such acquisition may result in a ratings downgrade that constitutes a “ratings decline.” In such cases, if appropriate consents or waivers are not obtained, such creditors could accelerate the maturity of our indebtedness or as applicable, require a repurchase of, or an offer to repurchase, our outstanding notes or debentures.

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

On November 9, 2023, we received a correspondence sent by Adnoc International Limited - Sole Partnership L.L.C. (“ADNOC”) to Novonor and to certain creditors holding the fiduciary lien of Braskem S.A. shares owned by Novonor (“Financial Institutions”), containing a non-binding offer for the acquisition of the interest held by Novonor in the Company (“Proposal”). The Proposal is also conditioned, among other usual conditions in transactions of this nature, to (i) satisfactory conclusion by ADNOC of Due Diligence; (ii) investigation of possible additional liabilities arising from the event in Alagoas; (iii) no existence of unaccounted for or unreported material contingent liabilities; (iv) alignment and conclusion of a new shareholders' agreement with Petrobras.

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

If we effectively migrate to the Novo Mercado in the future, all of our class A and class B preferred shares will be converted into common shares, resulting in Novonor no longer holding indirectly the majority of our voting stock. Even if Novonor and Petrobras enter into a new shareholders’ agreement, the potential material sale of our common shares held by either or both of them could leave Novonor and Petrobras with less than 50% plus one share of our voting stock.

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

The absence of a controlling shareholder or controlling group of shareholders may also affect our decision-making process, as the minimum quorum required by Brazilian law for certain decisions by shareholders may not be reached. In that case, we may be unable to pursue our business plan effectively to pursue our business plan and strategies effectively. Additionally, we may be more vulnerable to a hostile takeover.

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

Risks Relating To Legal and Regulatory Matters

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

In August 2022, the Brazilian government also enacted Resolutions Nos. 369 and 381 of the Executive Management Committee of Chamber of Foreign Trade (“Gecex”) approving a reduction in the import tax, by inclusion in the List of Exceptions to the Mercosur Common External Tariff (“Letec”) for the following of our products: (i) ethylene and alpha-olefin copolymers with density lower than 0.94, from 11.2% to 3.3%; (ii) S-PVC resin obtained from suspension processes, from 11.2% to 4.4%; (iii) PP (propylene copolymer) resin, from 11.2% to 4.4%; and (iv) PP (propylene homopolymer), from 11.2% to 6.5%. This reduction was valid for one year, from August 5, 2022 until August 2023. We have historically prioritized supply to the Brazilian market, and currently there are no signs of shortages of the products we supply to the Brazilian market.

On March, 21, 2023, the Executive Management Committee (“Gecex”) of the Foreign Trade Chamber (“Camex”) decided to exclude the following products from the Letec, establishing the import tax rate that had been reduced as follows: ethylene and alpha-olefin copolymers, with a density of less than 0.94, from 3.3% to 11.2%; PVC-S resin, obtained by a 4.4% suspension process to 11.2%; and Resin PP “cup” (propylene copolymer) from 4.4% to 11.2%. The PP (propylene homopolymer) remained in Letec until July 31, 2023, when its import duties were reestablished to 11.2%.

On November 10, 2023, the Gecex of Camex decided to reestablish import tariffs on 73 chemical products that were included in Resolution 353/2022 (the second unilateral reduction of 10% of the External Common Tariff (Tarifa Externa Comum) (“TEC”). The measure was taken aiming at reversing the negative impacts caused to the national industry, especially related to the surge in imports and the strong price variation that resulted from the 10% reduction in import tax that had been implemented. Therefore, as of November 28, 2023, the import tax applied to Braskem resins returned to the TEC level, being set at 12.6%.

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

The international environment in which we operate is affected from inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy, there are, and there may be additional changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States, particularly those manufactured in China, Mexico, and Canada. Future actions of the U.S. administration and that of foreign governments, including China, with respect to tariffs or international trade agreements and policies remains currently unclear.

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

On December 14, 2016, we entered into a leniency agreement with the MPF (the “Leniency Agreement”), which was ratified by the competent Brazilian court on June 6, 2017. On December 21, 2016, we filed a plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging us with conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”). On the same date, we consented to the entry of a final judgment in a civil action brought by the SEC based on civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. The competent federal courts in the United States approved the U.S. Department of Justice (the “DoJ”) and SEC resolutions on January 26, 2017 and February 28, 2017, respectively. In addition, on December 21, 2016, the Swiss Attorney General’s Office (“OAG”) closed its investigation of these matters. We refer to these actions as the “Global Settlement”. Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of US$957 million (equivalent to R$3.1 billion), based on the exchange rate of R$3.27 per U.S. Dollar, applicable at the time of the negotiation.

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

As of December 31, 2023, we had paid R$3.1 billion, as follows:

•	R$878 million to the AGU, CGU and MPF;
•	R$297 million to the DoJ;
•	R$407 million to the OAG;
•	R1,282 million to the MPF; and
•	R$206 million to the SEC

In January 2023, the Company offered own and third-party registered warrants to pay the fourth installment under the Leniency Agreement (due on January 30, 2023). The payment confirmation was subject to analysis by relevant authorities. Hence, the Company wrote off the amount related to said installment, recording a liability payable to third parties and writing off its own registered warrant. However, the administrative rule governing this settlement procedure was revoked, and no new regulation on this matter was enacted prior to the expiration of the agreements for acquisition of third-party registered warrants (on December 31, 2023). As a result, the Company returned this installment amount to the payable balance under the Leniency Agreement, while the requirement to pay such 2023 installment remains suspended, awaiting the enactment of new regulations by the competent authorities.

The amount payable under the Leniency Agreement, at December 31, 2023, was R$1,016 million, of which R$840 million is under current liabilities and R$176 million under non-current liabilities, which will be paid in two annual installments updated by the variation in the Selic rate and payable until January 30, 2025, considering that 2023 installment remains suspended. To guarantee payment of these installments coming due, we gave as collateral assets from its property, plant, and equipment corresponding to one annual installment.

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

In March 2020, based on the certification report issued by the independent monitors who had monitored us for three years, the MPF confirmed the monitoring conclusion, the effectiveness of our compliance program and compliance with the obligations of the MPF Agreement. Later, on May 13, 2020, the DoJ and the SEC confirmed the end of the monitoring provided for in the agreements with such authorities.

The CGU concluded its monitoring of the Company, and no pending issues involving the Company remained.

On August 15, 2023, we were notified by CGU of the end of the monitoring period of the Company's integrity program as provided for in the Leniency Agreement signed between Braskem, CGU and the Office of the General Counsel of the Federal Government (“AGU”) on May 31, 2019, with emphasis on obtaining ISO 37001 certification by the Company.

We are in compliance with all of our obligations under the Agreements and continue to cooperate with government authorities.

The Global Settlement does not prevent us from being held liable to any legitimate third party, which may seek indemnification for damages for the facts subject to the agreements, including other authorities with jurisdiction over us may seek to impose monetary sanctions or fines on, or to initiate investigative proceedings against us, which could adversely affect our results of operations and financial condition.

We cannot guarantee that the total amount agreed will be sufficient to repair any harm fully.

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

On February 21, 2018, a hearing was held and a decision was rendered for the final approval of the settlement agreement regarding the entire class of investors and the dismissal of the lawsuit, and such agreement does not represent the admission of any wrongdoing or liability by us. Such decision became final and binding.

On August 25, 2020, a class action was filed against us and some of our current and former executives in the U.S. District Court for the District of New Jersey, on behalf of an alleged class of investors who acquired securities issued by us. The lawsuit was grounded in the Exchange Act, and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas.

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

On December 13, 2023, the Senate set up a Parliamentary Investigative Committee ("CPI") regarding the geological event in Alagoas. We have been monitoring the matter.

An investigation has been carried out under secrecy by the Federal Police in Alagoas for around four years. In December 2023, the Federal Police conducted search and seizure of documents under this investigation, named Salt Tears Operation. In this sense, the Company informs that it is and has always been at the disposal of authorities and that it has been providing all the information related to salt mining during the investigation.

We have been making progress with local authorities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in negotiations, as of the reporting date, we are unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

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

We are subject to the risk that our employees, partners, counterparties, or any person doing business with us may engage in fraudulent activity, corruption, or bribery, or circumvent, or override our internal controls and procedures or misappropriate or manipulate our assets for their personal or business advantage. Investigations conducted by us internally or through outside counsel on potential violations of any applicable anti-corruption laws, including the FCPA by our employees or agents can be expensive and require significant time and attention from senior management. Our Anti-Corruption Program may not be completely effective for identifying, monitoring, and mitigating these risks.

In addition, we cannot guarantee the existence of a socially responsible value chain that offers decent working conditions. Any breach of work-related regulations could result in human rights violations, impacts on people’s quality of life, and poor work conditions, which in turn could have an impact on our results of operations due to potential financial implications and lawsuits brough by individuals, public authorities, or other agents, which could impact our reputation and image.

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

We collect, store, process, and use certain confidential information and other personal data in connection with our business operations. We must ensure that any personal data activity such as processing, collection, use, storage, dissemination, transfer, and disposal of data for which we are responsible complies with relevant data protection and privacy laws. The protection of information relating to our business partners (customers and suppliers), employees and confidential information related to our business is critical to us. We rely on commercially available systems, software, and monitoring tools to provide secure processing, transmission, and storage of relevant information, such as business confidential information and personal data including sensitive information.

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

The LGPD is a comprehensive legislation, which regulates practices related to the processing of personal data, through a set of rules that impacts all sectors of the economy and organizations of all sizes, both digitally and physically. The LGPD establishes a new legal framework to be observed in personal data processing transactions and provides, among other measures, the duty of transparency on the part of the data controller, the rights of the holders of personal data, hypotheses in which the processing of personal data is allowed (legal bases), obligation to designate a data controller, rules related to information security, incidents involving personal data, requirements and obligations related to international data transfer and data sharing. The LGPD also provides for administrative sanctions that can be applied in case of non-compliance with its provisions by the National Data Protection Authority (“ANPD”), responsible for preparing guidelines and supervising compliance with the law. Non-compliance with any provisions provided for in the LGPD may result in the following consequences: (i) the filing of lawsuits or administrative proceedings by individual or collective competent bodies seeking compensation for damages arising from violations, among others, that are based not only on the LGPD, but also on sparse or specific data protection regulation still in force; and (ii) the enforcement by consumer protection agencies of penalties provided for in the sparse data protection regulation, such as those set forth in the Consumer Protection and Defense Code and the Brazilian Civil Rights Framework for the Internet, given that even before the LGPD entered into force and the ANPD was finally structured such agencies had authority to act in this regard, mainly in cases concerning security incidents that result in improper access to personal data.

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

Compliance with data protection laws requires us to expend resources to revise our procedures and policies. There are no guarantees that we have sufficient resources to comply with new regulations or to comply with this changing regulatory environment successfully. Further, there is a risk of improper implementation and sanctions or reputational damage for noncompliance, both of which could have a material adverse effect on our operations, financial condition, and prospects.

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

Our own security measures cannot be guaranteed and are susceptible to new cyberattacks. On October 4, 2020, we detected a cyberattack on our information technology environment and several improvements in people, processes and technologies have been and are being applied in the company’s environment, significantly increasing the maturity of information security at Braskem. We believe that all these actions ensured that no new incidents happened to date.

We are subject to audit by the tax authorities in the jurisdictions in which we operate, which may adversely affect our operating results and financial condition.

We operate in and sell our products into several countries, such as Brazil, Argentina, Colombia, Chile, the United States, Germany, the Netherlands, Mexico and Singapore, each with its own tax legislation and specific audit procedures. The tax legislations in each country are frequently ambiguous and subject to interpretation, which may lead to divergent views between the tax authorities in each country and us and/or our advisors.

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

Brazilian markets have experienced heightened volatility due to the uncertainties derived from the corruption investigations by the Federal Prosecutor’s Office under Operations Car Wash, Zelotes, Greenfield, Efficiency and other investigations, and their impact on the Brazilian economy and political environment. Certain current and former members of the Brazilian government and of the legislative branch, as well as former senior officers of the state-owned oil company and our shareholder Petrobras have been prosecuted for political corruption. These government officials and former senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including Novonor, our controlling shareholder. We cannot currently predict how the Operation Car Wash investigation, related investigations and any future decisions and actions by authorities or developments in relation to our shareholders, may impact us. The profits of these kickbacks allegedly financed the political campaigns of political parties of federal, state and city governments that were unaccounted for or not publicly disclosed, as well as served to personally enrich the recipients of the bribery scheme. As a result of the Operation Car Wash investigation, a number of current and former senior politicians, including congressman and officers of the major state-owned companies in Brazil have resigned or have been arrested. Senior elected officials and other public officials in Brazil have been investigated for allegations of unethical and illegal conduct identified during the Operation Car Wash investigation.

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

The Brazilian real has been devalued on several occasions. Throughout the last several decades, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real depreciated by 4.0% during 2019, 28.9% during 2020, 7.4% during 2021, and appreciated by 6.5% during 2022 and appreciated by 7.2% during 2023. Depreciation of the real relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$48,414 million (US$10,000 million) as of December 31, 2023, (including an aggregate amount of R$11,250 million (US$2,324 million) outstanding as of December 31, 2023, in connection with our secured debt related to our Mexico Complex), representing 90.5% of our consolidated indebtedness. As of December 31, 2023, we had R$5,446 million (US$1,125 million) in foreign currency-denominated cash and cash equivalents, including the aggregate amount of R$1,562 million (US$323 million) of Braskem Idesa’s cash and cash equivalents.

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

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. For the year ended December 31, 2023, naphtha accounted, directly and indirectly, for 34.5% of our consolidated cost of products sold. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais may decrease to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna, or the “IGP-DI”), reached 2,708% in 1993. Although inflation rates have been substantially lower since 1995 than in previous years, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were negative 0.4% in 2017, positive 7.1% in 2018, 7.37% in 2019, 23.1% in 2020, 17.7% in 2021 and, 5.03% in 2022, and negative 3.30% in 2023. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit, and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2023, we had, among other debt obligations:

•	R$3,868 million of loans and financing that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário, or “CDI”), rate;
•	R$1,185 million of loans and financing that were subject to the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”);
•	R$6.795 million of certain of our loans and financing that were subject to the Secured Overnight Financing Rate (SOFR).

All debt agreements that were subject to U.S. Dollar LIBOR (“LIBOR”) were amended or adjusted to replace LIBOR for Term SOFR, as a response to the discontinuation of LIBOR as being a base rate for U.S. Dollar financial transactions.

The CDI and the IPCA rates have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

Any other changes or reforms to the determination or supervision of these interest rates could have an adverse effect on our financial expenses and/or financial revenue and adversely affect our overall financial performance.

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

Our foreign-currency debt denominated in U.S. dollars represented an aggregate of 90.5% of our indebtedness on a consolidated basis as of December 31, 2023, including transaction costs and Braskem Idesa Debt. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our securities, including our class A preferred shares and ADSs.

Risks Relating to Mexico

Political conditions in Mexico may affect actions or decisions by the Mexican government, including Pemex TRI, Cenagas, CFE and CENACE, which are, respectively, Braskem Idesa’s main suppliers of ethane, a provider of natural gas transportation services, an electricity back-up supplier, and the controller of national grid and dispatches of energy power generators, all of which are Mexican state-owned enterprises or governmental entities subject to political interference and related risks.

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

Pemex produces polyethylene and competes in the same commercial market as we do. The Mexican government may intentionally interfere with us and our operations in various ways in order to limit our commercial competitiveness. According to Pemex’s public disclosure, its production of oil, natural gas and ethane, over which we have no control, has decreased in recent years, and no assurance can be given that there will not be a decrease in the delivery of ethane in the future.

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

Elections in Mexico in 2024 may result in changes in the Mexican administration, governmental authorities and state-owned companies, which could result in changes in Mexico policy and regulations in a manner that increases or mitigates adverse effects on our businesses.

In light of the allegations of undue payments related to the Ethylene XXI project, the former name of Braskem Idesa during the construction phase, which were originally published in the media in Mexico and were included in the testimony by the former CEO of Pemex to the Office of the Attorney General of Mexico, Braskem S.A., together with Braskem Idesa, in compliance with the standards established by Braskem’s Global Compliance System Policy and Braskem Idesa’s governance guidelines, approved the hiring of an U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the allegations (the “Investigation”). The investigation was concluded in February 2022 and did not find evidence to support the allegations by the former CEO of Pemex regarding allegedly improper payments in connection with or otherwise related to the Ethylene XXI project.

Mexico has experienced adverse economic conditions, which may adversely affect our business.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect our business and ability to service our debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, our financial condition and our ability to service our debt. Mexico has historically experienced uneven periods of economic growth. Mexican GDP increased by 2.2% in 2018, before two subsequent decreases by 0.1% and by 8.2% in 2019 and 2020, respectively, and then increasing by 5.0% in 2021, 3.1% in 2022 and is expected to increase 3.4% in 2023, according to the IMF. We cannot assure you that these estimates and forecasts will prove to be accurate. Any future economic downturn or uncertainty, including downturns in the United States could lead to fall in Mexican production markets or price levels, and it’s the same situation with Europe, Asia or anywhere else in the world, any change or variable affecting external markets could affect our financial condition and results of operations.

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

In recent years, following entry into force of the United States-Mexico-Canada Agreement (the “USMCA”), economic conditions in Mexico have become increasingly correlated with economic conditions in the United States. Adverse economic conditions in the United States or other related events could have a significant adverse effect on the Mexican economy, which could adversely affect our business. Although the USMCA, which replaced the North American Free Trade Agreement (“NAFTA”) as the principal trade agreement between the U.S., Mexico and Canada, went into force in July 2020, its long-term impact on our operations remains uncertain.

Elections this year in the United States may result in changes in the U.S. Administration, which could in turn result in changes in the U.S. trade policy in a manner that increases or mitigates adverse effects on our businesses. Increasing immigration policy tensions between the United States and Mexico may also negatively affect U.S. trade policy going forward. Policy changes or other measures could adversely affect imports and exports between Mexico and the U.S. and negatively impact the U.S., Mexican and other economies and the companies with whom we conduct business, which could materially adversely affect our business, financial condition, results of operations, cash flows and/or prospects.

The original term of the USMCA is effective for 16 years after the date of its entry into force, unless extended upon mutual agreement by the parties. Any determination to modify, withdraw or not extend the USMCA could adversely affect imports and exports between Mexico and the U.S. and negatively impact the U.S., Mexican and other economies and the companies with whom we conduct business, which could materially adversely affect our business, financial condition, results of operations, cash flows and/or prospects.

In July 2022, the U.S. and Canada requested dispute settlement consultations with Mexico under the USMCA, arguing potential discriminatory policies against U.S. and Canadian companies in favor of Mexico’s state-owned electrical utility (CFE) and state-owned oil and gas company (PEMEX). In October 2022, the three countries agreed to extend such period and in December 2022, they published a working outline to solve the pending issues and continue the consultations. If disagreements persist, the U.S. or Canada could request an independent dispute settlement panel under the USMCA. Such outcome and any retaliatory tariffs against Mexico could adversely affect our business, results of operations and financial condition.

Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and now under the USMCA. Any action taken by the current or future U.S., Mexico or Canada administrations, including changes to or non-compliance with the USMCA requirements that would increase the tariff rate between the countries, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade, or declining foreign direct investment in Mexico. In addition, increased or perceptions of increased economic protectionism in the United States and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, results of operations and financial condition.

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

During 2023, our Mexican petrochemical complex had an operating rate of approximately 77% primarily due to the shortfall in ethane supplied under the ESA offset by imported ethane solution (“ Fast Track”). We diversified our sources of feedstock supply with the Fast-Track Solution, and we have increased our import capacity by adding additional discharge stations, both at the port and at our plant by the implementation of the Fast Track 3.0 and to be increased further with the Ethane Import Terminal start of operation by 2025. In addition, we cannot guarantee that we will be able to import ethane at current market prices, which could also adversely affect our business, results of operations and financial condition.

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

The operation of existing facilities and any future projects we are able to complete involves many risks, including, among others, the potential for unforeseen design flaws, engineering challenges, equipment failures or trucks accidents or the breakdown for other reasons of the import facilities; labor disputes; fuel interruption; environmental contamination; and operating performance below expected levels. In addition, weather-related incidents and other natural disasters, pandemics, cyber or other attacks by third parties and other similar events can disrupt storage, transmission and distribution systems and have other impacts than those that we discuss in this section. The occurrence of any of these events could lead to our facilities being idle for an extended period of time or our facilities operating below expected capacity levels, which may result in lost revenues or increased expenses, including higher maintenance costs and penalties. Any such occurrence could materially adversely affect our businesses, financial condition, cash flows, results of operations and/or prospects.

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

We continue to develop the Ethane Import Terminal. The development, construction and operation of this project involves numerous risks. We may be required to spend significant sums for permitting, fuel supply, infrastructure development, legal and other expenses.

If the Ethane Import Terminal is not completed: (i) we may have to impair or write off amounts that we have invested in the development of the Ethane Import Terminal and never receive any return on these preliminary investments; and (ii) could result in a material adverse effect to the operation of our Mexico Complex.

Success in developing the Ethane Import Terminal is contingent upon, among other things:

•	our financial condition and cash flows and may be influenced by a number of external factors outside our control, including the global economy and global energy and financial markets;
•	any dispute, material default or termination of the engineering, procurement and construction agreement (“TQPM EPC Agreement”), including its renegotiation may result in failures to meet specified deadlines with respect to the Ethane Import Terminal;

•	any dispute, material default, termination or failure under the Shareholder Agreement with Advario;
•	timely receipt of required governmental permits, licenses and other authorizations, including any required authorizations to import and store ethane, that do not impose material conditions and are otherwise granted under terms we find reasonable, as well as maintenance of these authorizations;
•	our contractors and other counterparties’ willingness and financial or other ability to fulfill their contractual commitments;
•	timely, satisfactory and on-budget completion of construction, which could be negatively affected by engineering problems, adverse weather conditions or other natural disasters, pandemics, cyber or other attacks by third parties, work stoppages, equipment unavailability, contractor performance shortfalls and a variety of other factors;
•	the existence of hidden defects or inherited environmental liabilities; or
•	fast and cost-effective resolution of any litigation or unsettled property rights affecting the Ethane Import Terminal.

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

The Ethane Import Terminal is expected to be completed in 2024 and to reach full capacity in 2025, but there may be delays. We cannot guarantee that a delay in the start of operations at the Ethane Import Terminal will not cause a blacklash against us, whether by the Mexican government or other market participants. The overall investment expected to build such terminal is R$2,808 million (US$580 million) including VAT and financing costs, the expected investment without VAT and financing costs is R$2,159 million (US$ 446 million). In June 2022, Braskem Idesa announced the sale of 50% of TQPM’s stake to Advario, a global storage company, which was consummated on March 1, 2023.

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

In addition, the market value of securities of Brazilian issuers, including our shares and ADSs and our debt securities.

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

Currently, Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or Standard & Poor’s, and Fitch Ratings Ltd., or Fitch, maintain our ratings on a global and national basis. On a global basis, we maintain ratings at: (i) Standard & Poor’s of BBB- with a negative outlook and (ii) Fitch Ratings downgraded us to BB+ with negative outlook in December 2023. Our ratings are higher than the Brazilian sovereign rating by all these three main rating agencies. On a national basis, we maintain investment grade rating at: (i) Standard & Poor’s of brAAA with a stable outlook and (ii) Fitch Ratings of AAA(bra) with a negative rating outlook.

On December, 12 2023, we decided to cancel the corporate credit rating on a global scale issued by the Moody’s Investors Service, Inc., or Moody’s. Our credit rating is sensitive to any change in the Brazilian sovereign credit rating. The credit rating of the Brazilian federal government was upgraded in July 2023 by Fitch, and December 2023 by S&P.

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

Because Braskem Netherlands Finance B.V. and Braskem America Finance Company have no operations of their own, holders of our outstanding debt securities issued by Braskem Netherlands Finance B.V. or Braskem America Finance Company depend on Braskem to provide Braskem Netherlands Finance B.V., respectively, with sufficient funds to make payments on these debt securities when they become due.

Braskem Netherlands Finance B.V., or Braskem Netherlands Finance, an indirect wholly-owned subsidiary of Braskem incorporated under the laws of The Netherlands, and Braskem America Finance Company, a direct wholly-owned subsidiary of Braskem America, and an indirect wholly-owned subsidiary of Braskem, incorporated under the laws of the State of Delaware, have no operations of their own other than the issuing and making of payments on their respective debt securities and other indebtedness, and using the proceeds therefrom as permitted by the agreements governing these issuances, including lending the net proceeds of the debt securities and other indebtedness incurred by Braskem Netherlands Finance and Braskem America Finance Company to Braskem and subsidiaries of Braskem. Accordingly, the ability of Braskem Netherlands Finance and Braskem America Finance Company to pay principal, interest and other amounts due on the outstanding debt securities issued by it and other indebtedness will depend on our financial condition and results of operations and those of our subsidiaries that are debtors of Braskem Netherlands Finance or Braskem America Finance Company, respectively. In the event of an adverse change in our financial condition or results of operations or those of our subsidiaries that are debtors of Braskem Netherlands Finance or Braskem America Finance Company, these entities may be unable to service their indebtedness to Braskem Netherlands Finance or Braskem America Finance Company, as the case may be, which would result in the failure of Braskem Netherlands Finance or Braskem America Finance Company, as the case may be, to have sufficient funds to repay all amounts due on or with respect to the respective outstanding debt securities.

Payments on Braskem’s guarantees are junior to Braskem’s secured debt obligations and effectively junior to the debt obligations of Braskem’s subsidiaries and jointly controlled companies.

The outstanding debt securities are fully guaranteed by Braskem. The Braskem guarantees constitute senior unsecured obligations of Braskem. The guarantees rank equal in right of payment with all of Braskem’s other existing and future senior unsecured indebtedness. Although the guarantees provide the holders of the debt securities with a direct but unsecured claim on Braskem’s assets and property, payment on the guarantees is subordinated to the secured debt of Braskem to the extent of the assets and property securing such debt.

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

The construction of our Mexico Complex was financed under a project finance structure, in which the construction loan must be repaid using exclusively the cash generated by Braskem Idesa, with shareholders pledging limited guarantees. Braskem Idesa’s financings have no recourse against us. Its financing structure includes guarantees, typical for this type of deal, such as assets, receivables, cash generation, and other rights of Braskem Idesa. In October 2021, Braskem Idesa issued sustainability-linked debt securities in the aggregate amount of US$1.2 billion, maturing in ten years. The coupon of 7.0% can be increased by up to 37.5 basis points in case of non-compliance with the sustainability target. The proceeds obtained from the sale of the bonds, plus a credit line of US$150 million, were used to pay off the Project Finance signed in 2012.

On November 1, 2023, Braskem Idesa S.A.P.I. (“Braskem Idesa”), an indirect subsidiary of Braskem, concluded through its subsidiary Terminal Química Puerto México (“TQPM”), a company formed in partnership with Advario, the process to obtain the financing of R$1,975 (US$408) million for the construction of the ethane import terminal in Mexico. The construction of the import terminal of Terminal Química Puerto Mexico, or TQPM, is financed under a syndicated project finance loan structure, issued by TQPM with the support of both shareholders, Braskem Idesa and Advario, with a 5-year term deal and with usual guarantees for transactions of this nature, in which the construction loan must be repaid using exclusively the cash generated by its operations with shareholders pledging limited guarantees. Accordingly, this financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation, and other rights of TQPM.

As of December 31, 2023, Braskem had (1) consolidated corporate debt, of R$42,236 million (US$8,724 million), and (2) consolidated Braskem Idesa debt related to our Mexico Complex (including TQPM) of R$11,250 million (US$2,324 million).

Braskem conducts a portion of its business operations through subsidiaries and jointly controlled companies. In servicing payments to be made on its guarantees of the outstanding debt securities, Braskem may rely, in part, on cash flows from its subsidiaries and jointly controlled companies, mainly in the form of dividend payments. The ability of these subsidiaries and jointly controlled entities to make dividend payments to Braskem will be affected by, among other factors, the obligations of these entities to their creditors, requirements of Brazilian corporate and other laws, and restrictions contained in agreements entered into by or relating to these entities. In the event that these subsidiaries and jointly controlled entities are unable to make dividend payments to Braskem due to insufficient cash flows, Braskem may be required to utilize its own cash flows to service payments. Further, if these subsidiaries and jointly controlled entities are unable to pay their debt, they may become subject to bankruptcy or insolvency proceedings. Any bankruptcy or insolvency proceedings of these subsidiaries and jointly controlled entities may have an adverse effect on our financial condition and results of operations.

Braskem’s obligations under the guarantees of the outstanding debt securities are subordinated to certain statutory preferences.

Under Brazilian law, Braskem’s obligations under the guarantees of the outstanding debt securities are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy, or judicial restructuring of Braskem, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes and court fees, and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and holders of the outstanding debt securities may be unable to collect amounts due under the outstanding debt securities.

Brazilian insolvency laws may be less favorable to holders of our shares, ADSs, and outstanding debt securities than bankruptcy and insolvency laws in other jurisdictions.

If we are unable to pay our indebtedness, including our obligations under the shares, ADSs, and guarantees under the outstanding debt securities, then we may become subject to insolvency proceedings in Brazil.

The Brazilian insolvency laws currently in effect allow Brazilian companies in a situation of insolvency to be the target of bankruptcy requests by creditors and/or to initiate legal measures aiming to resolve their debts, thus maintaining their activities, preserving value and promoting their social purpose. In cases of bankruptcy decree, payments of the debts must be made in accordance with a legal order provided for by law. In cases of judicial reorganization or a request for ratification of an extrajudicial recovery plan, payments of debts subject to such procedures would be made in accordance with the provisions of the judicial or extrajudicial recovery plan.

The insolvency laws of Brazil currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions. For example, holders of our outstanding debt securities may have limited voting rights at creditors’ meetings in the context of a court reorganization proceeding. In addition, any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the real equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered, or (3) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of our bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into reais at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure you that such a rate of exchange will afford full compensation of the amount invested in our outstanding debt securities plus accrued interest.

ITEM 4. INFORMATION ON THE COMPANY

We are a corporation (sociedade por ações) organized under the laws of Brazil. Our registered office is at Rua Eteno, 1561, Pólo Petroquímico, Camaçari, Bahia, postal code 42810-000, Brazil, and our telephone number at this address is +55 71 3413-2102. Our head office is at Rua Lemos Monteiro, 120 – 24º floor, Butantã, São Paulo, SP, postal code 05501-050, Brazil, and our telephone number at this address is +55 11 3576-9000.

We are the largest producer of plastics in the Americas, based on the annual production capacity of our plants according to CMA. We operate in the first and second generations of the petrochemical industry, with integrated operations in Brazil and Mexico. In the United States and Europe, our operations are directly supplied with raw material for the second generation by non-integrated suppliers. Through renewable, non-renewable and recycled raw materials, we offer a broad portfolio of chemicals and plastics transformed by our customers in more than 70 countries into applications such as food packaging, household furniture, industrial and automotive components, paints and coatings, among others.

We believe that the transition of plastics and chemical production from fossil raw materials to sustainable renewable sources represents one of the key opportunities for growth and sustainability in the global chemical industry. We are the global leader in green PE production, according to CMA, and benefit from our proximity to Brazil, which is one of the largest renewable energy producers in the world.

Our History

In July 2001, in partnership with the Mariani Group, Novonor (formerly called Odebrecht S.A.) acquired a controlling interest in Copene (Camaçari Petrochemical Complex) in the state of Bahia. In August 2002, with the merger of Copene with five other companies, Braskem was created.

Between 2006 and 2010, we invested in the consolidation of the petrochemical industry in Brazil. Two relevant steps in this stage of our growth were conducted in partnership with Petrobras, which led to the increase of their stake in the Company: the consolidation of our Southern Complex, which was executed between March 2007 and May 2009; and the acquisition of Quattor, which owned significant assets in São Paulo and Rio de Janeiro, announced in January 2010. This consolidation strengthened the Brazilian petrochemical sector and allowed us to reach a new level of scale to face the challenges of the international market.

In February 2010 we began our internationalization strategy, when we announced the acquisition of the PP assets of Sunoco Chemicals and in July 2011, we announced the acquisition of Dow Chemical’s PP business, including four plants (two plants in the United States and two plants in Germany). This acquisition represented an important step in the consolidation of our growth strategy in the Americas, consolidating us as the largest producer of polypropylene in the United States and strengthening our position in Europe.

In April 2016, our subsidiary Braskem Idesa, a joint venture with the Mexican Idesa group, reached an important milestone with the production of the first batch of PE in the Mexico petrochemical complex, strengthening our internationalization strategy and ensuring greater access to competitive gas-based feedstocks.

In September 2020, we successfully started the greenfield Project Delta to produce PP in La Porte, Texas, with a production capacity of 450 kilotons per year. We believe that this investment reinforces our PP leadership position in the region and strengthens our strategy to diversify the raw materials matrix and geographic expansion in the Americas.

Beginning of our renewable’s operations

In September 2010, Braskem started up its green ethylene plant in Triunfo, in the state of Rio Grande do Sul, Brazil, with a capacity to produce 200 kilotons per year, becoming the world leader producer in biopolymers and products made from renewable sources, according to CMA.

In February 2021, we announced a new project at the Triunfo petrochemical complex in Rio Grande do Sul to expand our current production capacity of green ethylene. The project added 60 kilotons per year to the production of green ethylene in our portfolio and was completed in April 2023.

Additionally, in November 2021, Braskem and Lummus Technology LLC (“Lummus”), through our subsidiary Braskem Netherlands B.V., executed a memorandum of understanding to jointly develop and license our green ethylene technology. On April 28, 2022, we entered into a partnership agreement with Lummus, through our subsidiary Braskem Netherlands B.V., to develop and license our green ethylene production technology, reflecting our global interest in the technology. We are a pioneer in the production of resins made from renewable feedstock and have undertaken a commitment to reach production capacity of 1.0 million tons of bioproducts by 2030. Lummus has the technical capacity and experience in licensing to support us in developing and marketing our technology for producing green ethylene. The partnership brings the complementary expertise needed to accelerate the achievement of our commitment, expand the geographic footprint of green ethylene production technology globally and accelerate the use of bioethanol in chemical and plastic products, supporting the industry’s efforts towards a carbon neutral circular economy. In addition, the partnership is aligned with our sustainability goals.

In 2022, we officially announced the establishment of Sustainea, a joint venture between Sojitz and Braskem, which will be responsible for the production and marketing of bioMEG (monoethylene glycol) and bioMPG (monopropylene glycol), cutting-edge plant-based chemicals with lower CO2 production footprints. The joint venture offers two products: (i) bioMEG, a raw material used to produce PET, a product used to create bottles, textiles, and other types of packaging; and (ii) bioMPG, a raw material utilized in industrial, cosmetic, and personal care goods.

In August, 2023, we entered into, through our subsidiaries Braskem Netherlands B.V. and Braskem Europe GmbH, a joint venture agreement with Thai Polyethylene Company Limited (“TPE”), a wholly owned subsidiary of SCG Chemicals Public Company Limited, to establish Braskem Siam Company Limited, a joint venture company for conducting the project engineering for a bio-ethylene from bioethanol dehydration plant using the EtE EverGreen™ technology ethanol-to-ethylene process technology. The investment is subject to, among other terms and conditions, approval by competent governance bodies.

Our Global Strategy

In 2022, we reviewed and consolidated our global strategy for the period ending in 2030. Our global strategy is anchored in strategic pillars and foundations with a focus on creating value to our shareholders through a balanced capital allocation and prioritization of investments in growth avenues, and the objective of returning value to our shareholders over the petrochemical cycles.

Foundations

The foundations of our global strategy are:

•	Safety: safe operations as a permanent and non-negotiable value;
•	People: human-centered company that promotes diversity, inclusion and human rights; and
•	Governance: governance and compliance in line with the best global market practices.

Strategic Pillars and Goals:

The strategic pillars of our global strategy and our goals are:

•	Productivity and competitiveness: to move towards the first quartile of the global cash-cost curve in the petrochemical industry, focusing on de-carbonization initiatives and high-aggregated-value investments;
•	Sustainability: to be a reference in the chemical and plastics sector in sustainable development globally;
•	Growth and diversification: to increase global diversification in bio and circular feedstock and products; and
•	Innovation: to deliver high-value sustainable solutions through chemical and plastic innovation.

Growth Avenues

Pursuant to our global strategy, the principal growth avenues we intend to pursue are:

1.	Traditional businesses: to grow our current businesses through selective investments, including improvements in productivity and competitiveness and continuing to implement the decarbonization of our current assets, in line with the objective of reaching carbon neutrality by 2050 and reducing scope 1 and 2 emissions by 15% by 2030. With respect to this growth avenue, the following projects are examples of focus areas, among others:
(i)	Ethane import terminal construction project in Mexico: to advance the construction of an ethane import terminal in Mexico, which will allow the diversification of the feedstock supply and operation of Braskem Idesa at full capacity;
(ii)	Industrial de-carbonization program: to advance initiatives that aim to reduce scope 1 and 2 carbon emissions in line with the commitments we expect to be fulfilled by 2030.
2.	Biobased: to continue to grow in biobased resins and chemical products and expand the use of renewable feedstocks, in line with our objective to increase our bioproducts production capacity to one million tons by 2030. With respect to this growth avenue, the following projects are examples of focus areas, among others:
(i)	Conclusion of the expansion production capacity of green ethylene at the Triunfo Petrochemical Complex in the State of Rio Grande do Sul: we have concluded the expansion of current green ethylene production capacity from 200 thousand tons per year to 260 thousand tons per year, using feedstock derived from sugarcane ethanol;

(ii)	Build a new green ethylene plant in Thailand: to move forward with feasibility studies to invest jointly with SCG Chemicals in the construction of a new green ethylene plant in Thailand;
(iii)	Joint licensing of green ethylene technology: to advance the partnership to develop and license Braskem’s technology to produce green ethylene in partnership with Lummus;
(iv)	Joint-venture for the production and commercialization of bioMEG and bioMPG: to move forward with the joint venture formed by Sojitz and Braskem to produce monoethylene glycol (“bioMEG”) and monopropylene glycol (“bioMPG”) from sustainable raw materials;
(v)	Studies to produce Green PP in the United States: Studies to evaluate a potential investment in the production of the world's first bio-based PP on an industrial scale in the United States; and
(vi)	Studies for new opportunities in green ethylene: Develop potential partnerships for different ethylene chains.
3.	Recycling: to grow our circular products portfolio through mechanical recycling, and to increase the use of circular feedstocks through chemical recycling, in line with the commitment to grow to one million tons of resins and chemicals products with recycled content by 2030. With respect to this growth avenue, the following projects are examples of focus areas, among others:
(i)	Partnership for the development of recycling technology: to move forward with the joint venture with Terra Circular to develop technology capable of converting low-quality plastic waste into final products;
(ii)	Acquisition of a majority stake in Wise Plásticos: to move forward with the strategic plan for doubling the current production capacity of Wise Plásticos S.A. to 50 thousand tons by 2026; and
(iii)	Contract for the supply of pyrolysis oil produced through chemical recycling: to move forward with the use of circular feedstocks through the signing of a contract with Vitol, a multinational energy and commodities company, to supply pyrolysis oil produced through chemical recycling from WPU – Waste Plastic Upcycling A/S facilities in Denmark.

For the next cycle, we expect to focus on these pillars of action, finding a balance between optimizing the current asset portfolio and executing growth and transformation investments, aligned with our long-term corporate strategy, ensuring profitability and financial health of the company:

(i)	Resilience and financial health: implement initiatives to mitigate the impacts of the industry's down cycle, seeking the maximization of cash generation; and

(ii)	Business growth: implement the Company's growth ambitions, leveraging its competencies and strategic differential, seeking additional cash contribution.

Our Corporate Structure

The following chart presents our simplified ownership structure and corporate structure of our principal subsidiaries as of the date of this annual report. The percentages in bold and not in italics represent the direct or indirect percentage of the voting share capital owned by each entity, and the percentages not in bold and italics represent the direct or indirect percentage of the total share capital owned by each entity.

Petrobrás
Novonor
Others
47.03%
36.15%
50.11%
38.32%
2.86%
25.53%
Braskem
100%
100%
Braskem Finance Limited
63.69%
63.69%
Cetrel S.A.
100%
100%
Braskem Netherlands B.V.
0.01%
0.01%
74.99%
74.99%
Braskem Idesa S.A.P.I.
100%
100%
Braskem Netherlands Finance B.V.
100%
100%
Braskem Europe GmbH
100%
100%
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

Our Competitive Strengths

Leading Plastics Producer in the Americas

We are the largest producer of plastics in the Americas, based on the annual production capacity of our plants in Brazil, in the United States and in Mexico as of December 31, 2023, according to CMA. We are the only integrated petrochemical company producing basic chemicals and polymers in Brazil, and the largest producer of PE in Mexico and PP in the Unites States, according to CMA. Globally, we have a global installed capacity of 21.4 million tons per year.

We produce a diversified portfolio of petrochemical and thermoplastic products, including polyethylene, green polyethylene (biopolymer), polypropylene, and PVC. Our products are typically used in large volume applications, and we benefit from our world-scale plants to enhance our competitiveness.

According to CMA, global demand for PE, PP, and PVC in 2023 was estimated to be 117 million metric tons, 85 million metric tons, and 46 million metric tons, respectively. Between 2024 and 2028, global demand for PE, PP, and PVC is expected to grow on average by 3.5%, 4.0%, 3.9% per year, respectively, according to CMA. This is driven by strong end market dynamics, global gross domestic product growth, and infrastructure and construction projects spending. Polymers will likely continue to replace traditional materials, such as aluminum, steel, wood, and glass, in applications where they can provide cost advantages and better performance.

Global Leader in Green PE, Pioneer in Renewable Plastics

We are the global leader in green PE production made from ethanol from sugarcane, 100% verified by ASTM D6866 standard of the American Society for Testing and Materials organization, and it is the first PE of renewable origin to be produced in industrial scale in the world. We have developed a global portfolio of clients, and our green PE has more than 168 customers in 35 countries. Green PE also has a competitive price, as demand for sustainable products generally outstrips supply. We benefit from our presence in Brazil, which is the world’s largest producer of ethanol from sugarcane, with ample access to bio-ethanol feedstock.

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

Benchmark Operator, With World Class Safety Practices and Track Record

We are widely recognized as an experienced and capable operator of petrochemicals plants. Our plants have recorded low accident rates and high utilization levels compared to industry peers. For example, our PP plants in the United States and Europe achieved in the same period an average utilization rate of 90% compared to global industry average of 85% according to CMA.

Competitive Asset and Raw Material Base

Our plants are located close to customer demand. In Brazil, in particular, competitors need to bring in products from locations as far away as the Middle East and face import tariffs which reduces their competitiveness compared to us. Considering freight and import tariffs, Brazilian producers have an advantage with respect to PE, PP and PVC on average 25% higher than average international reference prices from CMA for these products in 2023.

We rely on a diversified mix of raw materials, such as naphtha, ethane, propane, propylene and ethanol. We also source our raw materials from a diversified base of suppliers, which we continuously work to expand in the regions where we operate.

Our green PE is made from ethanol from renewable sugarcane in Brazil, the main producer for sugarcane globally. Our other Brazilian businesses operate on naphtha, ethane, propane, and propylene sourced from Brazil and several other sources abroad. As a result of our continued efforts to further diversify our feedstock base, 43% of our naphtha consumption was sourced by local suppliers as of December 31, 2023.

Our businesses in the United States and in Mexico benefit from propylene and ethane availability from producers that are well situated on their respective global cost curves. Our PP plants in the Northeast region of the United States are able to source refinery-grade and chemical-grade propylene from non-U.S. Gulf Coast refineries and steam crackers at an advantaged cost compared to polymer-grade propylene. In the United States Gulf Coast, we have a well-diversified supply base with well-developed pipeline connectivity that allow us to source feedstock at a competitive cost in the region. With 19 sources of supply in North America, our geographic and logistics diversity allows for redundancy in supply and flexibility at our PP plants.

Global Marketing Platform

We are a client-focused organization and have built a deep network of local relationships with 2,270 clients worldwide as of December 31, 2023. We have a lengthy history of development of long-term and close partnerships with clients, focusing on their needs and individual value creation solutions. Our market orientation and wide network are underpinned by a global platform with commercial offices in the Americas, Europe and Asia. Our global marketing platform combines market-focused teams for key market segments as well as regional teams for broader coverage. We encourage innovative thinking, an entrepreneurship mindset, a focus on the value chain and on product quality and service level.

Innovation and Technology, and Research and Development Capabilities

We drive innovation to extract value from our existing assets and create new value propositions to our customers. As a result of our innovation efforts, 11% of our current products have been introduced in the last five years. We employ 366 employees globally in innovation and technology, spread across our research and development centers in Pittsburg (United States), Wesseling (Germany), Coatzacoalcos (Mexico), Triunfo, Campinas and São Paulo (Brazil).

Additionally, in November 2021, Braskem and Lummus, a worldwide leader in ethylene, petrochemical, energy transition and other process technologies, executed a memorandum of understanding to jointly license Braskem’s green ethylene technology to two projects in different regions of the world, displaying a global interest in the technology. In 2022, we formalized our partnership for licensing technology to produce green ethylene. The partnership will accelerate the use of bioethanol for the production of chemicals and plastics.

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

In May 2023, we inaugurated the expansion of the Technology and Innovation Center (CTI) located at the Triunfo Petrochemical Complex, which represents an increase of 25% in the company's R&D area on site. The disbursement amount was R$108 million, of which R$64 million was spent on the physical structure of the new building and R$44 million on laboratory equipment to accelerate our innovation process. The new building counts to expanded laboratory structures such as catalysis and advanced characterization, chromatography, polymer fractionation and microscopy. It also has a dedicated structure for PVC and EVA, focusing on finding new applications for resins, such as new uses for Green EVA produced from sugar cane. Another highlight was the acquisition of new robots that speed up processes such as mechanical testing and chemical analysis, in addition to generating more accurate results.

Qualified Management Team with Proven Success

Our senior management team combines deep operational expertise and knowledge of petrochemical global markets developed over long tenures. We have a strong mergers and acquisitions track record that supported our global expansion in the last decade, including into the United States and Europe.

We have proven success in executing large, complex projects. Through our subsidiary Braskem Idesa, we built and operated the largest petrochemical complex in Latin America, which started operations in April 2016. In September 2020, we successfully started the production of PP from our Project Delta greenfield in La Porte, Texas, with a production capacity of 450 kilotons per year.

Financial Performance Through the Industry Cycles

We have a track record of solid financial performance based on our scale and competitiveness. The average net cash generated from operating activities was R$6,005 million (US$1,134 million), considering the last five years from 2019 to 2023, which illustrates our ability to generate cash across the industry cycles and varying macroeconomic circumstances.

Industry Overview

In 2023, the global growth registered a slowdown pace compared to the previous year. Among the main factors that impacted: (i) continued geopolitical conflicts in Russia/Ukraine and/or Israel and Hammas; (ii) China-US tensions; (iii) the Chinese economy slowdown; and (iv) high global interest rates to control inflation. Despite of that, the growth of the global economy was positive, mainly driven by the strong performance from the US economy, supported by a strong labor market and consumer spending, even after the aggressive policy rate hikes in 2022 and 2023. Therefore, according to the IMF, the global economy is expected to grow 3.1% in 2023, 0.2 p.p. higher than the IMF projection of 2.9% in early 2023.

Regarding the petrochemical scenario, following the movement started in the second half of 2022, the significant new capacities in PE and PP piled up over a global waning demand and disappointing Chinese recovery for the manufacturing sector, even with the end of Covid-Zero policies in January of 2023. Crude oil also continued to oscillate drastically, in the tug-of-war between risk of supply disruption caused by geo-conflicts (prices up) and bearish demand (prices down), with the latter constantly showing more influence over the barrel prices. This combination of factors contributed to the decline in the majority of the petrochemicals spreads in the international market throughout 2023, with some momentaneous upticks, but not sustained for too long.

On the other side, refineries continued what the industry has called “the golden age”, with a strong demand for Gasoline and Diesel, and due to the high run rates, keeping naphtha oversupplied, with naphtha crack spreads discounted at negative double digits in nine out of the twelve months of 2023, something not seen at least in the past thirteen years.

This uncertain and challenging scenario is expected to continue for the first half of 2024, but with an overall optimistic perception regarding the recovery of global economies.

In response to these conditions, during 2023 we implemented many initiatives to preserve our financial health and value creation such as, (i) optimization of asset operations, focused on cost discipline; (ii) implementation of financial initiatives to increase our liquidity position, such as bond issuance; (iii) prioritization of investments and reduction of Capex requirement, without impacting asset reliability; and (iv) advancement in all fronts related to the geological event in Alagoas, accomplishing the commitments established in agreements.

Industry Trends

In January 2024, the IMF revised its projection for the world’s GDP growth in 2024 to 3.21%, an estimate 0.12% higher than that forecasted in October 2023. Their projection is consistent with a “soft landing” scenario, with inflation gradually decelerating (from 6.8% expected for 2023 to 5.8% in 2024) without a major downturn in global activity, especially in the US, where labor market remains resilient. The growth is expected to continue uneven between advanced economies and emerging markets and developing ones, once the tighter monetary policy transmission is different across countries and they are also at different points in their cycles: most advanced economies are in the peak, while some emerging economies (Brazil included) have already started easing.

The IMF also considers some risks for global economy growth: (i) real estate crisis in China; (ii) more volatile commodities prices due to renewed geopolitical tensions and disruptions related to climate change; (iii) inflation rates are still high, even with the recent decreases; (iv) many countries are more vulnerable to crisis as fiscal buffers have eroded in the last years; and (v) repricing of risk in emerging markets, that would appreciate the US dollar and trigger capital outflows.

Regarding the global petrochemical scenario, the expectation of external consulting firms for 2024 is a scenario of modest spreads’ recovery along the year (except for PP), mainly impacted by: (i) the reduction of new capacities coming online globally for PE; (ii) the recovery of vinyl and butadiene markets; (iii) an upward trend of global consumption, as inflationary pressure is easing across the globe; and (iv) some level of rationalization on capacities, to balance run rates of petrochemicals. Meanwhile PP might still struggle in 2024 as there are still plenty of new capacities to go online in China and in the US (6.5 MM tons), which are expected to pressure run rates to the lower levels from the last thirty years (77% versus an average of 86% over the last 10 years).

In this context, we intend to maintain our focus on: (i) accomplishing the commitments established in the agreements signed with the authorities in Maceió, in the state of Alagoas; (ii) optimizing our asset operation strategy and maintaining cost discipline, increasing productivity and competitiveness; (iii) promoting discussions regarding Brazilian industry’s competitiveness, seeking measures to ensure competitive equality; (iv) implementing initiatives for financial preservation, deleveraging and reduction of cash need, with focus on resilience and financial healthy; (i) prioritizing investments related to the Company’s growth strategy, supported by innovation and digital transformation initiatives; and (vi) completing the construction of the ethane terminal and pursue value-creating initiatives in Mexico.

Reportable Segments

As of December 31, 2023, our business operations were organized into three segments, which corresponded to our principal production processes, products and services. Our reportable segments were as follows:

Brazil Segment: includes: (i) the production and sale of chemicals at the Camaçari Petrochemical Complex in Bahia, the Triunfo Petrochemical Complex in Rio Grande do Sul, the Capuava Petrochemical Complex in the state of São Paulo, and the Duque de Caxias Petrochemical Complex in the state of Rio de Janeiro; (ii) the supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes; (iii) the production and sale of PE, including the production of green PE made from renewable resources, and of PP; and (iv) the production and sale of PVC and caustic soda.

USA and Europe Segment: operations related to PP production and sale in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

Mexico Segment: comprises the activities related to the PE production and sale in Mexico, through the subsidiary Braskem Idesa.

Brazil Segment

We have 29 industrial units within four petrochemical complexes in the Brazil Segment (South America) that mainly use naphtha, ethane/propane and refinery off gas (ROG) as feedstock to produce ethylene, propylene, and its respective chemical co-products, which subsequently are used as feedstock to make thermoplastic resins (PE, PP and PVC) or to be sold to third parties.

As of December 31, 2023, our Brazil Segment had the largest annual PE, PP and PVC production capacity in South America, according to CMA. Our Brazil Segment generated net revenue of R$49,512 million during 2023, or 69% of the net revenue of all of our reportable segments. The following table sets forth our net revenue derived from sales of our Brazil Segment for the years indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of reais)
Net revenue:
Brazil	49,512	69,080	69,495

Our olefins and polyolefins operations that are part of our Brazil Segment are comprised of the 1st and 2nd generation operations conducted by us.

Our olefins operations produce:

•	olefins, such as ethylene, polymer and chemical grade propylene, butadiene and butene-1, and others;
•	intermediates, such as cumene, paraxylene, ortho-xylene, and others;

Our polyolefins operations produce:

•	polyethylene, including LDPE, LLDPE, HDPE, EVA and Green PE made from renewable resources; and
•	polypropylene.

Our PVC production is integrated through our production of chlorine, ethylene and other raw materials, and as of December 31, 2023, our PVC production facilities had the largest annual production capacity in South America, according to CMA. The main use of PVC is for pipes and fittings and other products related to the civil construction market. Our vinyl’s operations also manufacture caustic soda, which is mainly used by producers of alumina, pulp, and paper, and in the soap industry.

Our vinyl’s operations produce:

•	Main products are PVC, Soda;
•	Co-products such as Hydrochloric Acid, Dichloroethane – EDC, Sodium Hypochlorite.

Our Specialties operations consider products produced from naphtha and which are produced in our olefins units, however, they are considered intermediate products and have market characteristics and applications that are different from our Olefins products considered commodities, such as ethylene and propylene.

Our Specialties operations produce:

•	Fuels, such as gasoline, boosters, and others;
•	Solvents, such as toluene, xylene, and others; and
•	Specialties, such as polyisobutene (PIB), hydrocarbon resin (Unilene®), isoprene, DCPD, piperylene, nonene and tetramer, Green PE Wax, and others.

Products of our Brazil Segment

The products of our Olefins operations are used primarily in the manufacture of ethylene and propylene, intermediate second-generation petrochemical products, including those manufactured by our polyolefins and vinyls and specialties operations. Our Olefins operations also supply other second-generation producers in each of the petrochemical complexes in which we operate, and other companies located outside of these complexes, and renders services to those producers.

The following table sets forth a breakdown of the sales volume of our Olefins and Polyolefins operations by product and by market for the years indicated (excluding our intra-company sales).

	Year Ended December 31,
	2023	2022	2021
	(in thousands of tons)
Domestic sales:
Ethylene	388	477	517
Propylene	265	320	371
Cumene	193	213	204
Butadiene	156	167	172
Benzene, Toluene and para-xylene	539	730	742
Gasoline	866	981	1,059
Others	359	430	443
Total domestic sales of Olefins	2,766	3,318	3,507
Total export sales of Chemicals	706	704	842
Total olefins sales	3,472	4,022	4,349

Our Polyolefins operations produce polyethylene, including LDPE, LLDPE, HDPE, UHMWPE, EVA, “green polyethylene” from renewable resources and polypropylene, including homopolymer and copolymer grade. We manufacture a broad range of polyolefins for use in consumer and industrial applications, including plastic films for food, agricultural and industrial packaging, bottles, shopping bags and other consumer goods containers, automotive parts, engineering and infra-structure goods and household appliances. We also provide technical assistance to our customers to meet their specific needs by adapting and modifying our polyethylene and polypropylene products. We believe that the variety of technological processes at our polyolefins plants provides us with a competitive advantage in meeting our customers’ needs.

	Year Ended December 31,
	2023	2022	2021
	(in thousands of tons)
Domestic sales:
Polyethylene(1)	1,650	1,835	1,790
Polypropylene	1,165	1,184	1,209
Total domestic sales	2,815	3,019	2,998
Total export sales	800	827	822
Total polyolefins sales	3,615	3,846	3,820
(1)	Includes LDPE, LLDPE, HDPE, EVA and Green PE.

The PVC product, part of our vinyls operations, is used primarily in the construction segment. The products for Specialties operations are used primarily in the manufacture, intermediate second-generation petrochemical products. Our operations also supply other second-generation producers in each of the petrochemical complexes in which we operate, and other companies located outside of these complexes, and renders services to those producers.

In 2023, based on sales volumes, we had an approximate 47.5% share of the Brazilian PVC market and 23.6% of market share of the Brazilian caustic soda market (excluding consumption of alumina by companies located in the North and Northeast of Brazil).

The following table sets forth a breakdown of the sales volume of our vinyls operations that are part of our Brazil Segment by product line for the years indicated.

	For the Year Ended December 31,
	2023	2022	2021
	(in thousands of tons)
Domestic sales:
PVC	528	499	495
Caustic soda	332	403	316
Other(1)	30	24	22
Total domestic sales	890	925	833
Total export sales	–	1	9
Total vinyls sales	890	926	842
(1)	Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

Production Facilities of Our Brazil Segment

Olefins Operations

We believe that the technological processes we use at plants in our olefins operations are among the most advanced in the world. Our olefins operations currently include owning and operating:

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

The table below sets forth the primary products of our chemicals operations that are part of our Brazil Segment, annual production capacity as of December 31, 2023, and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2023	2022	2021
		(in thousands of tons)
Olefins:
Ethylene	3,752	2,653	2,912	3,027
Green ethylene	260	165	191	202
Propylene	1,585	1,082	1,194	1,291
Butadiene	480	290	351	381
Aromatics:
Benzene, Toluene and para-xylene	1,367	699	814	913

Polyolefins Operations

As of December 31, 2023, our polyolefins operations owned 14 production plants, with five plants located in the Southern Complex, three plants located in the Northeastern Complex, four plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth our annual production capacity for each of our primary polyolefins products as of December 31, 2023, and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2023	2022	2021
		(in thousands of tons)
Polyethylene:
LDPE/EVA (1)	795	569	611	586
HDPE/LLDPE/UHMWPE(2)	2,260	1,637	1,841	1,859
Polypropylene (3)	1,850	1,350	1,398	1,512

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

Vinyls and Specialties Operations

We own four vinyls production facilities. One of our facilities is in the Northeastern Complex, and three others are in the State of Alagoas.

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

The table below sets forth for each of our primary vinyls products, our annual production capacity as of December 31, 2023, and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2023	2022	2021
		(in thousands of tons)
PVC	710	493	470	465
Caustic Soda	460	303	242	187

Raw Materials of Our Brazil Segment

Naphtha

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

As a reference, the following table shows the average Amsterdam-Rotterdam-Antwerp, or the ARA price, of naphtha for the periods indicated.

	2023	2022	2021
	(in US$/t)
Average(1)	US$643	US$770	US$635

(1)	The information in the “Average” row represents the mean average monthly naphtha prices during each respective year.

Source: Braskem Global Market Intelligence.

As part of our strategy to diversify our sources of supply of naphtha, we acquire naphtha and condensate under annual supply arrangements with international suppliers. We also purchase naphtha on the spot market from time to time from foreign suppliers located in Africa, Europe, North America and Latin America. In addition to our supplies of naphtha, we purchase condensate on the spot market from time to time from foreign suppliers.

The following table shows the distribution of naphtha plus condensate purchases by our Brazil Segment for the periods indicated by geographic location of the suppliers.

	Year Ended December 31,
	2023	2022	2021
Brazil	43%	42%	31%
Europe	12%	18%	23%
South America	8%	2%	2%
North America	15%	20%	30%
Africa	21%	20%	15%
Others	1%	0%	0%
Total	100%	100%	100%

Ethylene and Propylene

The most significant feedstock of our production of polyethylene and polypropylene are ethylene and propylene. In 2023, the ethylene consumption of our polyethylene operations were totally supplied by our olefins facilities and the propylene consumption of our polypropylene facilities were supplied by our olefins operations and by external sources.

Other Materials and Utilities

Our polyolefins operations that are part of our Brazil segment use butene, hexene, vinyl acetate and propane as raw materials in the production of HDPE, LDPE, EVA, UTEC, MTLPE and LLDPE. Butene is consumed from our olefins operations. We import hexene and vinyl acetate from many suppliers around the globe, and propane we buy from Brazilian suppliers. In our polypropylene operation we use butene as raw material in the production of terpolymer. Butene is supplied from our olefins operations.

Our polyethylene plants also use catalysts supplied by many suppliers around the globe. We also produce our own catalysts for our HDPE slurry plants in the Southern and Northeastern Complexes, and we purchase the inputs that we need to produce these catalysts from many suppliers at market prices. Our polypropylene plants also use catalysts supplied from a national and international supplier.

Additives are consumed in the extruder process to reach certain properties of the final product. Some examples are antioxidants, clarifiers, flow aids and neutralizers.

Ethylene

The most significant feedstock associated with the production of PVC is ethylene. Our olefins operations that are part of our Brazil Segment supply all the ethylene required by our vinyls operations.

Electricity

Electric power is a significant cost component in our production of chlorine and caustic soda. Our vinyls operations use electric power from various generators under long-term power purchase agreements (see “Brazil Segment— Supply Contracts of Our Brazil Segment”).

In 2023 we made some investments to improve energy and cost efficiency in the Alagoas site, changing the source of energy for steam in the PVC plant operation, from natural gas to biomass, focused on sustainable and cost efficiency gains (Veolia Project).

Salt

We consumed 510,037 tons of salt during 2023, which were all imported from Chile, dissolved in water to make brine, and then treated and sent for processing.

In 2023, we produced 285,190 tons and imported 34,679 tons of caustic soda to supply our customers. Also, we produced 353,753 tons and imported 77,069 tons of EDC (“Ethylene dichloride”) which is consumed in PVC production, to supply our PVC facilities located in the state of Alagoas and in the Northeastern Complex.

Salt mining operations at our mine were shut down in May 2019, as described in “Item 3. D Risk Factors—Risks Relating to Us and the Petrochemical Industry—Our business and operations are inherently subject to environmental, health and safety hazards. As a result, our business is also subject to strict environmental and other regulations” and “Item 8. Financial Information—Legal Proceedings—Alagoas – Mining Activities.”

Supply Contracts of Our Brazil Segment

Naphtha

Throughout 2023, Braskem and Petrobras had naphtha supply contracts in effect to provide naphtha for our plants in the Southern Complex, the Northeastern Complex, and the São Paulo Complex. All current contracts have a term of five years until the end of 2025.

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

Ethane and Propane

Ethane and propane are the main feedstocks that we use to produce our chemical products in the Rio de Janeiro Complex and represent the principal production and operating cost of the chemical operations that are part of our Brazil Segment in the Rio de Janeiro Complex. The price of ethane and propane that we purchase varies primarily based on changes in the U.S. dollar-based international price of these feedstocks.

In December 2020, we and Petrobras entered into a new ethane and propane supply agreement with a term of five years, from January 1, 2021 to December 31, 2025 as follows:

•	we are required to purchase, and Petrobras is required to deliver a minimum annual volume of ethane and/or propane;
•	we agree to provide Petrobras with a firm commitment order for ethane and propane each month, together with an estimate of the volume of ethane and propane that we will purchase over the immediately succeeding four months;
•	the prices for ethane and propane are based on international price references; and
•	Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 60-day grace period; (2) a force majeure event that continues for more than 365 days; (3) we transfer or offer as a guaranty all or part of our rights and obligations under the contract to a third party without Petrobras’ consent; and (4) the dissolution, bankruptcy or liquidation of RioPol.

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

The imported ethane is marginal to domestic supply and the quantity imported in 2023 was 17.7 ktons, in 2022 was 26.5 ktons and in 2021 was 30.9 ktons.

Since November 2017, Braskem has the capacity to consume ethane in the cracker in Bahia, partially replacing naphtha. Braskem has invested to create the flexibility to substitute naphtha for ethane in a ratio equivalent to 15% of the ethylene production of the site. 2018 was the first year in which we operated our cracker in Bahia using imported ethane as feedstock. Of the total ethylene produced by the cracker, there was consumption of 0.7% of ethane feedstock in 2023, 0.4% of ethane feedstock in 2022 and no consumption in 2021.

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

Propylene Contracts

We have entered into multiple propylene agreements, which had initial terms expiring at various dates between May 2021 and December 2029, some of which were automatically renewed for five additional years and are priced based on international references to assure competitiveness of feedstock.

In 2016, Braskem entered into an agreement with Petrobras for a five-year propylene supply contract with REFAP S.A., a subsidiary of Petrobras. This supply contract is priced based on international references. In October 2021, Petrobras and Braskem renewed for one year the propylene supply contract with REFAP. The contract lasted between November 2021 and October 2022 and had the same volume and pricing conditions as the previous contract.

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

Electricity

To supply our industrial operations in Brazil, which represented 79% of our global electric consumption in 2023, we self-generated 25% of our electrical energy consumption. 27% of our demand in 2023 was supplied by Companhia Hidrelétrica do São Francisco, or CHESF, a Brazilian government-owned electric power generation company, pursuant to a power purchase agreement that will remain valid until 2037. The remaining energy is supplied primarily under long-term contracts with several suppliers in the free energy market (Mercado Livre de Energia).

Out of the total amount of energy we consumed in 2023, 80% was from renewable sources, considering the purchase of renewable energy, including renewables certificates, renewables asset contracts and renewable percentage of the grid. This percentage was 9% higher than in 2022.

Natural Gas

Natural gas is supplied to our industrial operations in Brazil under long-term contracts in the regulated market by companies that have government licenses and exclusivity to deliver gas in each state. The natural gas consumed by our operations in Brazil in 2023 represented 61% of our consolidated consumption.

Steam and Coal

Steam is essential to our industrial processes. Most of the industrial units generate their own steam from the burning of fuels. In some units, we purchase steam from third parties under long-term contracts. In Brazil, national and imported coal are used to generate steam in our unit located in the petrochemical complex at Rio Grande do Sul. In 2023, coal represented 11.5% of the energy purchased globally.

Since September 2023, part of the steam used in our industrial unit located in the state of Alagoas, Brazil is generated from biomass, supplied by Veolia under a long-term contract.

Sales and Marketing of Our Brazil Segment

The focus of our olefins and polyolefins operations is to maintain our leading position in Brazil and South America through a continued local presence and regular product supply, reinforcing our commitment to the chemical and plastic industry chain in the region, continuing to use our exports to optimize our operations and adjust the imbalances between demand and production. Since we export large volumes of certain products, we also develop long-term relationships with international customers through contracts that minimize our exposure to market conditions and mitigate risk.

We sell most of our olefins products in Brazil to third-party petrochemical producers. We sell the remainder of our products to customers in the United States, Europe, South America and Asia.

Through our polyolefins operations, we sell polyethylene and polypropylene products to 1,475 customers worldwide. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our polyolefins operations generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

There is a structural link between the PVC and caustic soda markets because caustic soda is a co-product of the production of chlorine required to produce PVC. Most of the time, when demand for PVC is strong, greater amounts of caustic soda are produced, leading to an increase in supply and a decrease in prices for caustic soda. Conversely, when demand for PVC is weak, prices for caustic soda tend to rise.

Domestic Sales of Olefins and Polyolefins operations

As part of our commercial strategy, we are focused on developing short and long-term relationships with our customers. Our olefins operations focuses entering into long-term supply contracts that provide for minimum and maximum quantities to be purchased on a monthly basis. The domestic market pricing is based on international market references.

Given the cyclical nature of the markets for our polyolefins operations, we believe that we can strengthen customer loyalty during periods of reduced demand for polyethylene or polypropylene by providing a reliable source of supply to these customers during periods of high demand. We work closely with our customers to provide technical assistance and to coordinate the production and delivery of our products. Despite having a regular client basis in the domestic market, prices in such market are driven by monthly spot negotiations. Both sales volume per client and the types of products our clients purchase may vary on a monthly basis.

In addition to direct sales of polyolefins to our customers, through our polyolefins operations, we sell products in Brazil through exclusive independent distributors. Our polyolefins operations are served by five distributors, through which we distribute our products pursuant to formal agreements and spot market transactions. We have selected our distributors based on their ability to provide full service to their customers, and also based on their background. These distributors sell our polyethylene and polypropylene products to manufacturers with lower volume requirements and are able to aggregate multiple orders for delivery. They have a wide coverage network in Brazil and, as a result, expand the Braskem brand.

Furthermore, by providing customized services and serving smaller customers through a network of distributors, our account managers focus their efforts on delivering high quality service to a smaller number of large and medium direct customers.

Export Sales of Olefins and Polyolefins operations

Our volume of polyolefins export sales has generally varied based upon the level of domestic demand and the total production availability for our products. Our polyolefins operations have commercial offices in Argentina, Chile, Peru and Colombia. These offices are used to consolidate our marketing efforts in South America, one of our key markets outside of Brazil. Our polyolefins operations may also use theour European, Mexican and U.S. sales force of our USA and Europe Segment and Mexico segment in order to improve the competitiveness of our export sales from Brazil Segment. In each of these regions, we have specific commercial strategies in connection with exports coming from Brazil, which complements our local product availability.

We have established a strategic position in the polyolefins business in South America, North America, Europe and Asia through regular direct sales, local distributors and agents who understand their respective markets. The strategy to increase our presence in these foreign markets is intended, among other things, to reduce our exposure to the cyclicality of the international spot market for polyolefins through the development of long-term relationships with customers in neighboring countries. Our local presence allows us to further enhance our position in those markets and sell our polyolefins operations that are part of our Brazil Segment’s products through our USA and Europe Segment.

Sales of Vinyls and Specialties operations

Most of our sales of PVC and caustic soda are sold to Brazilian customers and we use third-party distributors to serve smaller and/or specific caustic soda customers. To provide a better logistics support to our Brazilian PVC customers, we serve them through six distribution centers, on a contractual basis, located in: Piracicaba, Mauá e Sumaré, in the State of São Paulo; Joinville, in the State of Santa Catarina; Pouso Alegre, in the State of Minas Gerais; and Araucaria, in the State of Paraná. In addition, we operate 12 warehouse facilities for PVC, on a non-exclusive basis, and five terminal tank facilities (Aratu-BA; Vila Velha- ES; Rio de Janeiro- RJ; Santos – SP; Paranaguá – PR) for caustic soda strategically located along the Brazilian coast to enable us to deliver our products to our customers on a “just-in-time” basis. Our vinyls operations work in close collaboration with its customers, working together to improve existing products as well as to develop new applications for PVC. Our marketing and technical assistance groups also advise current customers and potential ones that are considering the installation of new manufacturing equipment for PVC downstream products.

In addition, our vinyls operations supplies the Brazilian market with emulsion PVC and other copolymers with higher value through imports. Our primary customers operate in the laminated, shoe and automobile sectors. These products represented 1% of our consolidated sales volume in 2023.

The specialties business strategy focuses on maximizing the value of flows available in industrial units and on portfolio and geographic diversification, which in 2023 had more than 200 customers around the world, approximately 70% abroad. The Company works in close collaboration with its customers and carries out several studies to create new products and improve existing products.

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

We establish our domestic price for specialties based on international spot market prices, plus exchange rate variation. The domestic price for specialties is based on the international reference, which generally reflects the spot market price, plus service margin and exchange rate variation. Delivery time, quality and technical service also affect the levels of sales of specialties products.

Competition

Olefins Operations

Our olefins customers, which are mostly second-generation petrochemical producers with plants located in the Brazilian petrochemical complexes, through our competitive and reliable supply mitigates import interest from our customers. In addition, because Brazil produces enough olefins to meet domestic demand, imports of these products are generally sporadic and usually related to scheduled plant maintenance shutdowns or to meet unsatisfied domestic demand.

During the past several years, as the relative cost of naphtha and gas as feedstock for petrochemical crackers has diverged, many crackers using gas as a feedstock have become low-cost producers in the global markets and have seen their margins improve as compared to naphtha crackers. Competition in the international markets for these products is primarily based on the price of delivered products and competition has increased since mid-2008 as the balance between supply and demand was disrupted due to the impact of the global economic downturn on consumers of these products. In the international markets for our olefins products, we compete with many producers, some of which are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than us.

Polyolefins Operations

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers worldwide. In 2023, Brazilian polyethylene and polypropylene imports increased by 13.1% and represented 40.2% of Brazilian polyolefin consumption.

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

PVC operations

Unipar Indupa (formerly Carbocloro and Solvay), or Unipar, and Braskem are the only two PVC producers in Brazil. Unipar’s total Brazilian installed annual production capacity is 300,000 tons, compared to our annual production capacity of 710,000 tons. Unipar’s Brazilian production facilities are located in São Paulo, closer to the primary PVC market in Brazil, whereas our facilities are located in the Northeast of Brazil. However, we believe that our vertically integrated production capabilities, our strong relationship with our customers and our technical assistance programs enable us to effectively compete with Unipar and to make up for any competitive disadvantage due to geographical distance from the market.

In addition to its Brazilian facilities, Unipar also has a PVC plant in Argentina that, together with other PVC importers, compete with Braskem. Imports from all regions accounted for 13.8% of Brazilian PVC consumption in 2023. Most of the imported volume comes from Colombia (Mexichem) that, due to a bilateral agreement with Brazil, can import products without import taxes. Domestically produced PVC is currently competitively priced with imported PVC, considering that our price is based on the international market.

Braskem competes with other producers of thermoplastics resins, mainly polyethylene and polypropylene, that can replace PVC in certain applications. Wood, glass, and metals also are used in some cases as substitutes for PVC.

Caustic Soda

According to CMA and Abiclor (Associação Brasileira da Indústria de Álcalis, Cloro e Derivados), the three largest Brazilian producers of caustic soda, including Braskem, accounted for 91% of capacity in Brazil in 2023.

In 2023 Brazil’s total caustic soda consumption was 1,405,632 tons, 32.5% of this consumption is attributed to imported caustic soda, which includes Braskem own imports to supply part of the market (34,679 tons).

Our main competitors in the caustic soda market are other international petrochemical companies operating in Brazil and producers located in the U.S. Gulf Coast.

Specialties

Our main competitors in the specialties market are national and international petrochemical companies operating in Brazil, national and international refinery companies and producers located in the U.S. Gulf Coast.

USA and Europe Segment

Our USA and Europe Segment includes:

•	the operations of Braskem America, which consist of five polypropylene plants in the United States and one Ultra High Molecular Weight Polyethylene – the UTEC® plant; and
•	the operations of two polypropylene plants in Germany.

As of December 31, 2023, our USA and Europe Segment’s facilities had the largest annual polypropylene production capacity in the United States, according to CMA. Our USA and Europe Segment generated net revenue of R$17,507 million during 2023, or 24% of the net revenue of all reportable segments.

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

In September 2023, a decision was made to hibernate one of the two polypropylene lines at the Marcus Hook plant in Pennsylvania. The hibernation of this line was implemented to ensure the long-term resilience of Braskem’s United States polypropylene business amid continuing global economic uncertainty and a trough in the chemical industry business cycle.

Products of Our USA and Europe Segment

Our USA and Europe Segment produces polypropylene. The sales volume of polypropylene by this unit was 2,109,679 tons in 2023, 2,096,884 tons in 2022 and 2,217,055 tons in 2021. For a description of the uses of our polypropylene products, see “—Products of Our Brazil Segment.”

Production Facilities of our USA and Europe Segment

The table below sets forth the annual production capacity as of December 31, 2023, of the USA and Europe Segment’s polypropylene plants in the United States and Germany and the annual production for the years presented.

	Annual Production Capacity	Production For the Year Ended December 31,
Plant		2023	2022	2021
	(in thousands of tons)
United States	2,021	1,643	1,604	1,729
Germany	625	494	504	570

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

Supply Contracts of Our USA and Europe Segment

We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2023, we had 19 propylene supply agreements and two ethylene supply agreements. The pricing formulas for propylene under these supply agreements are generally based on international market prices.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide of around 90% of the propylene requirements of these plants. We have two main supply agreements in Germany. The price quotation for propylene under these longer supply agreements are related to the monthly contract price for propylene for Europe (as reported by ICIS-LOR), varying their discounts and/or formula rationale according to each supplier.

Sales and Marketing of Our USA and Europe Segment

Our USA and Europe Segment sells polypropylene products to 444 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our USA and Europe Segment generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

The following table sets forth our net revenue derived from sales of our USA and Europe Segment for the years indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of reais)
Net revenue:
USA and Europe	17,507	23,421	32,404

In the USA and Europe Segment, contracts or general supply agreements with our clients account for 75% of polypropylene sales. These contracts typically last one year and have the option of being renewed at the end of the term. Additionally, these agreements specify required minimum and maximum purchase quantities as well as monthly deliveries.

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

As of December 31, 2023, our Mexico Segment had the largest annual polyethylene production capacity in Mexico, according to CMA. Our Mexico Segment generated net revenue of R$4,449 million during 2023, or 6% of the net revenue of all of our reportable segments.

Products of Our Mexico Segment

Our Mexico business unit produces ethylene, HDPE and LDPE at our Mexico Complex. We use all of the ethylene produced by our Mexico Complex as raw material for the production of polyethylene by this complex. The sales volume of polyethylene by this unit was 803,110.2 tons in 2023. Our Mexico Complex manufactures a broad range of polyethylene grades for use in consumer and industrial applications, including plastic films for food and industrial packaging, bottles, shopping bags and other consumer goods containers, automotive parts, and household appliances. Braskem Idesa remains focused on the growth of the PCR market, especially on product development and marketing capacity through partnerships and strategic alliances.

Technologies selected for the Mexico Segment are proven in the petrochemical market and we believe it provides a competitive advantage in serving our customers to meet their specific needs by adapting and modifying our polyethylene products.

Production Facilities of Our Mexico Segment

Our Mexico Segment operates four plants located in the Mexico Complex, consisting of:

•	an ethylene cracker, with an annual production capacity of 1,050,000 tons of ethylene, which commenced operations in March 2016;
•	two high-density polyethylene plants, with a combined annual production capacity of 750,000 tons, which commenced operations in April 2016;
•	a low-density polyethylene plant, with an annual production capacity of 300,000 tons, which commenced operations in June 2016;
•	a 175-megawatt power generation plant consisting of one gas turbine and two steam turbines; and

•	an effluents treatment plant and a water treatment plant, which return water to the community in a condition that exceeds the applicable regulatory requirements.
•	A logistic platform and distribution network consisting in 20,000 m2 of warehouse, more than 30,000 m2 of open space capacity, 21 silos (1,050 m3 each one), 14 loading docks and 14 km of rail tracks.
	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2023	2022	2021

(in thousands of tons)
Mexico (Polyethylene)	1,050,000	808,308	765,314	696,142

Raw Materials of Our Mexico Segment

The principal raw material used in our Mexico Complex is ethane, in addition to other raw materials such as hexene, propylene and polyaldehyde (PAL). Other chemicals, catalyzers, additives and utilities such as natural gas, electricity and nitrogen are used to produce polyethylene in the Mexico Complex.

Ethane

Ethane is the principal raw material that we use to produce ethylene in the Mexico Complex and represents the principal production and operating cost of the Mexico Complex. The price of ethane that we purchase varies based on changes in the U.S. dollar-based U.S. reference price of these feedstocks. We currently source ethane, from two main sources. Approximately 60% to 70% of total ethane needs is sourced under the Ethane Supply Agreement with Pemex TRI, a state-owned Mexican entity, while the remaining is complemented with imported ethane coming from the United States and delivered to our Complex through freight trucks that transport cryogenic isocontainers as part of the Fast Track Solution.

Braskem Idesa is building an Ethane Import Terminal, a long-term alternative source of imported ethane, and a pipeline that will connect the terminal directly to our Complex, through its subsidiary Terminal Química Puerto Mexico, S.A.P.I. (“TQPM”), which as of December 31, 2023 was 52% complete pursuant to the project’s progress. The expected ethane capacity of the Ethane Import Terminal would be enough to fulfill the total ethane needs for the Mexico Complex. This terminal would provide the capacity to import more ethane than we currently require. As a result, our Mexico Segment will be able to source its total needs towards increasing our polyethylene production and taking advantage of the forecasted demand for polyethylene products in North America and globally.

The estimated cost of the Ethane Import Terminal and related infrastructure investment was revised to R$2,087.1 million (US$446 million) excluding VAT, after the conclusion of several activities related to licenses, purchase of land and easement contracts, and a review of project and implementation costs for the new company.

On June 13, 2022, Braskem Idesa and TQPM entered into a stock purchase agreement with Advario, a carve-out of Oiltanking GmbH for a 50% equity stake in TQPM, subject to certain conditions precedent. The Mexican Antitrust agency (COFECE) approved such purchase on October 3, 2022.

On March 1, 2023, Braskem Idesa met the conditions precedent receiving the payment of R$316 million (US$56 million) (including VAT) referring to the capital contribution disbursed, which was equivalent to 50% interest in TQPM’s capital by Braskem Idesa until the respective date, totaling R$584 million (US$112 million) (including VAT). The Ethane Import Terminal is expected to be completed by the end of 2024 and to reach full capacity by the first half of 2025, but there may be delays.

On October 2023, with the support of its shareholders, Braskem Idesa and Advario, TQPM secured the financing of R$1,975 million (US$408 million) Senior Loan by INBURSA, ING KFW-IPEX, Credit Agricole, Mizuho, and DEG. It is a syndicated project finance loan, a five-year mini-perm deal with standard guarantees for a transaction of this type. The capital structure of the project is expected to be 30% equity and 70% debt of the total investment. In November 2023, TQPM made first disbursement of the syndicated project finance loan in the amount of R$760 million (US$157 million).

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

Other Materials and Utilities

Our Mexico Segment uses natural gas as the main fuel for its production process, which is supplied mainly by private suppliers using the pipelines that are the property of the Centro Nacional de Control del Gas Natural (“Cenagas”).

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

Our Mexico Segment uses catalysts supplied by Ineos Europe Limited.

Supply Contracts of the Mexico Segment

Ethane

The primary feedstock in our polyethylene production process is ethane. Braskem Idesa currently sources ethane from two main sources: (i) locally, pursuant to the Ethane Supply Agreement with Pemex TRI, a state-owned Mexican entity; and (ii) imports from the United States and delivered to our Complex through freight trucks that transport cryogenic isocontainers as part of the Fast Track Solution. As of the years ended December 31, 2023, 2022 and 2021, ethane supply from Pemex TRI was 87%, 60% and 65% respectively and 13%, 40% and 35% respectively, from the Fast Track Solution.

Ethane Supply Agreement (Pemex TRI)

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

On September 27, 2021, we signed the third amendment to the BI’s Ethane Supply Agreement (the “Amended ESA”). Upon effectiveness, the Amended ESA modified certain terms of the BI’s Ethane Supply Agreement, including:

•	with respect to our Mexico Segment, we agreed to reduce the contractual volume to be purchased on a deliver or pay basis from 66,000 to 30,000 barrels of ethane per day (“Contractual Volume”), until February 2025, provided that, if we suffer delays in obtaining licenses and permits to operate the Ethane Import Terminal attributable to Mexican governmental authorities or Pemex, Pemex TRI will deliver the contractual volume after February 2025 for the time caused by these delays, on a day-by-day basis. Currently, Pemex TRI and Braskem Idesa have entered into a semi-annual agreement to extend the contractual volume until May 31, 2025. In the event of any extension concerning the supply period of the Contractual Volume or non-achievement of the commencement of the Ethane Import Terminal’s commercial operations due to the longstop date under the Amended ESA (the “Contractual Volume Longstop Date”), then Pemex TRI will supply, for an additional period of up to 12 months, 15,000 barrels per day of ethane to Braskem Idesa during the period from the Contractual Volume Longstop Date (or such later date) until the Ethane Import Terminal COD (the “Extended Volume”);
•	with respect to our Mexico segment, we have a right of first refusal to acquire ethane that Pemex TRI and its affiliates do not consume for their own processes or for the production of ethylene and derivative products, in a daily volume of up to: (i) for as long as Pemex TRI must supply the Contractual Volume, 1,625,576 cubic meters (approximately 36,000 barrels per day); and (ii) after Pemex TRI no longer should supply the Contractual Volume, 2,980,220 cubic meters (approximately 66,000 barrels per day)
•	the ethane purchase price under the Amended ESA is based on commercial conditions at prices that reference the Mont Belvieu purity ethane price, a U.S. dollar-based international reference price, plus logistics and other applicable costs. The conditions set out in the Amended ESA will have retroactive effects to February 26, 2021. If Pemex TRI fails to deliver an average daily volume of ethane below the Contractual Volume during any quarterly period, it will compensate us by providing additional volumes of ethane over the following two quarterly periods; provided that we will not have the obligation to take ethane above the contractual maximum daily volume. If Pemex TRI does not compensate for such supply shortfall during mentioned cure period, it will pay us liquidated damages at a rate equal to 50% of the volume that Pemex TRI failed to deliver and did not compensate. The cap on such liquidated damages is R$1,563 million (US$300 million) during any given year. We may terminate the Amended ESA and exercise the put option thereunder if Pemex TRI fails to deliver at least 75% of the Contractual Volume for 180 consecutive days.
•	if Braskem Idesa fails to take an average daily volume of ethane at least equal to the Contractual Volume during any quarterly period, Braskem Idesa will compensate Pemex TRI by purchasing additional volumes of ethane over the succeeding two quarterly periods (not exceeding the contractual maximum daily volume). If our Mexico Segment does not purchase such additional volumes of ethane during such a cure period, Braskem Idesa will pay Pemex TRI liquidated damages at a rate equal to 50% of the average price of the volume that we failed to purchase and did not compensate. The cap on such liquidated damages is R$1,565 million (US$300 million) during any given year.
•	as stated under the Amended ESA, the revised term is 20 years starting from the commencement date of supply under the BI’s Equity Supply Agreement, which occurred in June 2015, with three periods of extension of ten years each, being the first extension period mandatory for Pemex TRI and Braskem Idesa.
•	Pemex TRI may terminate the Amended ESA in the event of (i) our failure to pay that continues for more than six months after notice; or (ii) an emergency stoppage in operations or force majeure event due to which our insurers consider the complex to be a total loss, or after which we cannot or do not resume operations for 48 months. If Pemex TRI (i) delivers less than an average of 75% of the 30,000 barrels of ethane per day over six months, (ii) reaches the annual limit in respect of liquidated damages owed by Pemex TRI to us and such limit is not waived by Pemex TRI or (iii) materially breaches any of its obligations related to the supply of ethane thereunder and such breach continues for more than six months after notice, Braskem Idesa has the right to terminate the Amended ESA, require Pemex TRI to repay certain of our outstanding debt and under termination scenarios provide compensation for equity investments according to an agreed valuation formula.

Ethane Supply Agreement (Fast Track)

On February 25, 2020, Braskem Idesa entered into an open order quantity agreement with Braskem Netherlands for the supply of liquid ethane with a minimum purity level of 95% in effect until 2021, the BNL Ethane Supply Agreement. (the “BI-BNL Ethane Supply Agreement”).

On October 9, 2021, January 24, 2022, September 27, 2022, April 2023 and November 7, 2023 we entered into several amendments to the BI-BNL Ethane Supply Agreement (the “BI-BNL Ethane Supply Agreement Amendments”) in order to enhance the alternate ethane supply provided to us by the Fast-Track Solution. The purpose of the BI-BNL Ethane Supply Agreement Amendment is the additional acquisition of the supply volume of liquid ethane above the maximum amount of the BI-BNL Ethane Supply Agreement loaded from February 2021 to December 31, 2023.

On December 18, 2023 we entered into a term agreement for the sale of ethane with Braskem Netherlands, B.V. in effect until March 2033 using Mont Belvieu price reference, in order to import: (i) additional capacity of ethane to the ethane currently supplied by Pemex before Ethane Import Terminal becomes fully operational; and (ii) all ethane requirements of Braskem Idesa after Ethane Import Terminal become operational.

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

Sales and Marketing of Our Mexico Segment

As of December 31, 2023, our Mexico Segment sold polyethylene products to 213 customers in the Mexican market. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Mexico Segment generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

The following table sets forth our net revenue derived from sales of our Mexico Segment for the years indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of reais)
Net revenue:
Mexico	4,449	5,834	6,506

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

Considering our Mexico Complex’s logistical infrastructure and logistics centers in different regions, we are able to forecast and respond faster to customer demand by region. Thus, we can anticipate and plan our production and logistics in order to make the products available on time and at the points of shipment. As our products portfolio can adjust to the nature of the demand of the Mexican market, we have greater flexibility to adapt and better serve the market.

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

Export Sales

The main focus of our Mexico Segment is to maintain our leading position in the Mexican market while continuing to export in order to manage the relationship between our production capacity and domestic demand for our products. We believe that our continued presence in export markets is essential to help manage any overcapacity in the Mexican market. The excess volume is exported to several regions such North and South America, Asia, and Europe, using our existing sales force and complementing our portfolio in those regions, in order to use the already established Braskem sales channels in the United States and Europe (also in South America and traders in Asia), the strategy of exports of the Mexico Segment production, for these regions, is to develop and retain customers, in order to seek a greater added value in exports, especially considering the competitive logistics for serving the United States. This new polyethylene complex reinforces our position with polyethylene customers worldwide, which enhances our position in North America.

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

Competition

We have the largest annual production capacity of polyethylene in Mexico, according to CMA. We compete in Mexico with a subsidiary of Pemex and with importers of polyethylene, primarily producers located in the United States and Canada. We compete for export sales of our polyethylene products with producers from other countries in Latin America and in markets in the United States, Latin America and Europe. Our export business is a commodity business, and we compete with a variety of resin producers, some of which have greater financial, research and development, production and other resources than us. Our competitive position in the export markets that we serve is primarily based on raw material costs, selling prices, product quality and customer service and support.

Technology, Research and Development

Research and Development

Research and development (“R&D”) are key to developing a sustainable portfolio of solutions that address competitiveness, differentiation, carbon emission reductions and circularity. Our main priority is to enable growth through upgrade and development of new technologies to ensure business perpetuity. A close relationship with innovation eco-system, customers and market amplifies our ability to understand the current needs and anticipate future opportunities.

We develop new technologies at our research and development centers: (1) Innovation and Technology Center in Triunfo, Rio Grande do Sul, Brazil; (2) Innovation and Technology Center in Pittsburgh, Pennsylvania, United States; (3) Braskem Laboratory for Biotechnology Development in Campinas, São Paulo, Brazil; (4) Process Technology Development Center in Mauá, São Paulo, Brazil; (5) European Technical Center in Wesseling, North Rhein Westphalia, Germany; and (6) Mexican Technical Center in Nanchital, Vera Cruz, Mexico, (7) Braskem Renewable Innovation Center, in Lexington, USA, where we develop new processes, technologies, products and applications for many market segments. As of December 31, 2023, we had 366 employees dedicated to R&D. Through these centers, we coordinate and conduct our research and development activities that include scale-up (pilot plants operation), analytical testing, catalyst development and testing, advanced materials characterization, process technology development and research capabilities on renewable sources and biotechnology.

In 2023, we invested R$181 million (US$36 million) in innovation and technology CAPEX, which includes the construction of a new renewable research center in Lexington, United States, that will be focused on the early-stage development of renewable technologies (biotechnology and catalytic routes) that will advance our carbon neutrality objectives.

The R&D portfolio has 82% of the projects with a positive sustainability score. That means we are developing products and technologies that have a positive impact in the environment. The positive impacts of these initiatives are related to reductions in water and/or energy consumption, chemical safety, greenhouse gas emissions, and circularity.

In 2023, we had relevant upgrades in our portfolio. For PP, we managed to significantly evolve in our impact copolymer grades in Europe and USA, addressing high-value segments, such as automotive and specialties (hygiene), and promoting higher flexibility in terms of production in our assets. For PE, we were able to advance in our green PE grades regarding the additive package, which should enable us to reach more restricted markets around the world. Moreover, our post-consumer resin (PCR) portfolio kept expanding in all regions, with several new grades launched. Finally, several developments were completed to reduce supplier vulnerability and improve the competitiveness of chemicals, additives, and catalysts.

In 2023, the Company signed a cooperation agreement with Coolbrook, for the implementation of a project to electrify pyrolysis furnaces using the RotoDynamic Reactor technology (RDR) owned by Coolbrook, which carries out reactions through a rotary reactor powered by electricity. In 2023, the demonstration stage of naphtha cracking using steam generated by electricity from RDR technology was completed at a pilot plant in the Netherlands.

Additionally, we established an important partnership with the Countless consortium in Europe, which has 13 partners led by Vito NV. The main project of the partnership is the technical-economic evaluation of the first continuous catalytic hydrogenolysis of lignin on a demonstration-scale. Project partners will process the lignin-based chemical to demonstrate its applicability and cost-effectiveness. In addition, major advances have been achieved in biotechnology and catalytic research, with a focus on the proof of concept of new pathways to renewable energy.

Another partnership signed in 2023 that contributes to this avenue is with Lallemand Biofuels & Distilled Spirits (LBDS), for the development of renewable chemicals. The objective is to establish a technological and commercial approach to the research, development and commercialization of cutting-edge renewable alternatives to chemicals made from fossil raw materials. Using LBDS technology, the partnership will explore development for the solvents segment.

On recycling growth avenue, we launched several grades that contributed to the expansion of Braskem's portfolio of post-consumer resins, such as high-density polyethylene, made from landfill waste for use in lubricating oil packaging, and polypropylene, also from landfills, developed for injection modeling. Another portfolio development was the conversion of used raffia bags into new bags of the same material, through the reverse logistics program.

Regarding chemical recycling, we have made significant progress in developing a new catalytic depolymerization technology to produce basic chemicals (monomers) from plastic waste, which are then used to produce new circular plastics. We achieved bench test results, and the pilot plant is expected to start in 2025, with technology commercially available in 2030. The main advantages of this technology are its lower carbon footprint and the ability to use various plastic raw materials.

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

The next scheduled general maintenance shutdown of:

•	the Mexico complex’s olefins unit is scheduled to take place in 2025;

•	the Rio de Janeiro complex’s olefins unit is scheduled to take place in 2025;
•	the Southern complex’s olefins (Olefins II) and aromatics unit are scheduled to take place in 2026; and
•	the Southeast complex’s aromatics and olefins unit is scheduled to take place in 2027.

Plants of Our Brazil, and USA and Europe Segment

We have a regular maintenance program for each of our polyolefin plants. Production at each of our polyolefin plants generally is shut down for 15 to 30 days every 3 to 6 years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefin plants with those of our basic petrochemicals plants. While our chemicals facilities must be shut down for up to 45 days every 6 to 8 years for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our chemicals plants. Similarly, plants of our USA and Europe Segment attempt to coordinate their maintenance cycles with the routines of their largest suppliers.

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

Operating Permits

Under Brazilian federal and state environmental laws and regulations, we are required to obtain operating permits for our manufacturing facilities. If any of our environmental licenses and permits lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, we may be subject to fines ranging from R$500 to R$50 million, and the Brazilian government may partially or totally suspend our activities and impose civil and criminal sanctions on us.

Each State in which we operate has its own environmental standards and state authorities have issued operating permits that must be renewed periodically. Additionally, all projects for the installation and operation of industrial facilities in the Northeastern Complex, Southern Complex, São Paulo Complex, Rio de Janeiro Complex and Alagoas plants are subject to approval by various environmental protection agencies, which must approve installed projects prior to their commencement of operations and must renew such approval periodically thereafter. State authorities have issued operating permits for all of our plants, as follows: the Northeastern Complex (State of Bahia); Southern Complex (State of Rio Grande do Sul), São Paulo Complex and Cubatão, Santo André, Mauá and Paulínia plants (State of São Paulo), Rio de Janeiro Complex (State of Rio de Janeiro) and our Alagoas plants (State of Alagoas). We make all reasonable efforts to ensure that our operations in Brazil are in compliance in all material respects with applicable Brazilian federal, state, and local environmental laws and regulations currently in effect, and we have an internal audit process and a management system in place assuring that the permits that will expire be renewed in a timely manner.

Industrial Waste

Companhia Riograndense de Saneamento, or Corsan, a state-owned sanitation company, operates an integrated system for liquid effluents treatment, or Sitel, in the Southern Complex. Sitel treats wastewater generated by us and the other petrochemical producers at the Southern Complex at a liquid effluents treatment station located in the Southern Complex. This treatment station also includes a system for the collection of contaminated wastewater and disposal after treatment. We treat wastewater generated by us at the Rio de Janeiro Complex at a liquid effluent treatment station located in the Rio de Janeiro Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. Hazardous solid waste is co-processed in cement kilns or incinerated and other kinds of solid waste are disposed of in landfills.

We treat wastewater generated by us at the São Paulo Complex at a liquid effluent treatment station located in the São Paulo Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. Hazardous waste generated at the São Paulo Complex is co-processed in cement kilns or incinerated and other kinds of solid waste are disposed of in landfills.

In our Bahia facilities, all wastewater is transported to our wastewater treatment facility at Cetrel. Hazardous liquid and solid waste are incinerated at high temperatures and non-hazardous solid waste is co-processed and sent to cement customers to be used as energy in cement kilns. Other kinds of solid waste are disposed of in landfills.

In our Alagoas plants, organochlorines waste is incinerated, producing steam and wastewater. All wastewater is treated at a treatment station located in the complex. Solid waste is separated and disposed of in landfills.

Additionally, we have a series of recycling programs that include recycling of solid waste and wastewater. As of December 31, 2023, we recycled or reused 58% of the solid waste generated by our facilities and 19% of the water used in our production processes.

Mercury

As of April 8, 2020, our chlor-alkali plant in Bahia based on mercury cell technology shut down following the end of the facility’s useful life, and it has been decommissioned. The decommissioning strategy involves equipment’s decontamination/dismantling, and appropriate waste destination.

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

Compliance with Environmental Laws in the United States

Our operations in the United States are subject to federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment; the generation, storage, handling, management, transportation and disposal of hazardous waste, industrial waste and other types of waste; the use, storage, and handling of various types of products and materials; and the protection of human health, safety and the environment. Such laws include but are not limited to, the Clean Air Act, the Clean Water Act of 1970, the Toxic Substances Control Act (“TSCA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), and the Resource Conservation and Recovery Act (“RCRA”), and their implementing regulations. Specific permits must be obtained to authorize certain types of operations, emissions or discharges. For example, our facilities in Texas, Pennsylvania, and West Virginia are required to maintain various permits relating to air quality and treatment of industrial wastewater, and to comply with regulatory requirements relating to waste management. Our operations in United States are in compliance in all material respects with applicable United States federal, state and local environmental laws and regulations currently in effect.

As with the U.S. petrochemical industry generally, costs associated with compliance with existing and anticipated laws and regulations increases the overall cost of operating our U.S. plants, including operating costs and capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, expenditures of both a capital and an expense nature.

The Clean Air Act, which was last amended in 1990, requires the United States Environmental Protection Agency, or the EPA, to set National Ambient Air Quality Standards (“NAAQS”) for pollutants considered harmful to public health and the environment. The Clean Air Act requires periodic review of the science upon which the standards are based and of the standards themselves. NAAQS for ozone and fine particulate matter (referred to as PM2.5) promulgated by the EPA have resulted in identification of nonattainment areas throughout the country, including certain areas within Texas, Pennsylvania, and West Virginia, where Braskem America operates facilities. As a result of these nonattainment designations by the EPA, state or local air pollution control agencies are required to apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds), and fine particles (including PM2.5 precursors) in order to demonstrate attainment with the applicable NAAQS. Such requirements may include imposition of offset requirements and could result in enhanced emission control standards.

The last time EPA reviewed the NAAQS for ozone was in 2020. At that time, EPA determined to retain the current primary and secondary NAAQS for ozone of ..070 ppm. On February 7, 2024, EPA announced that it was significantly lowering the primary (health-based) annual NAAQS for PM2.5 from 12.0 µg/m3 to 9.0 µg/m3. Any states in nonattainment with the new standard will be required to revise implementation plans to demonstrate what steps they will take to further reduce the concentration of PM2.5 in the ambient air to come into attainment, including through regulating PM2.5’s precursor pollutants. Such state-specific requirements would become applicable, if at all, following a multi-year process, because the plans require EPA approval. In turn, state regulations implementing changes consistent with the states’ revised implementation plans will likely not be promulgated for several years.

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

Additionally, there are various legislative and regulatory measures to address greenhouse gas emissions from coal-fired energy plants which are in various stages of review, discussion or implementation by Congress and the EPA. In October 2015, the EPA finalized new regulations (known as the Clean Power Plan) aimed at lowering greenhouse gas emissions from existing, new and reconstructed coal-fired electric generating units. However, in February 2016, the Supreme Court stayed implementation of the Clean Power Plan pending judicial review as to whether it exceeded the EPA’s authority, but EPA later repealed the rule before it went before the Supreme Court. At the same time, EPA promulgated a replacement for the Clean Power Plan called the Affordable Clean Energy Rule (“ACER”). On January 19, 2021, the D.C. Circuit vacated ACER. Parties appealed to the U.S. Supreme Court and petitions for certiorari were granted. The Supreme Court reversed the D.C. Circuit on other grounds, and in response, the D.C. Circuit reinstated ACER, but held the case in abeyance while EPA undertook a new rulemaking to replace ACER with a new rule governing greenhouse gas emissions from existing fossil-fuel-fired power plants. Because ACER was technically vacated when its original deadline for states to submit implementation plans passed, EPA extended the deadline for state plan submittal to April 15, 2024. On May 23, 2023, EPA proposed to repeal ACER and simultaneously establish revised New Source Performance Standards for new fossil fuel-fired stationary combustion turbine EGUs and certain modified fossil fuel-fired steam generating units. EPA also proposed emission guidelines for greenhouse gas emissions from existing fossil fuel-fired steam generating EGUs, which include both coal-fired and oil/gas-fired steam generating EGUs, and from the largest, most frequently operating existing stationary combustion turbines. On March 26, 2024, EPA signaled its intention to re-propose the emission guidelines for existing electric generating unit combustion turbines based on stakeholder input. While it is currently not possible to predict the final impact, if any, that these regulations may have on Braskem America or the U.S. petrochemical industry in general, they could result in increased utility costs to operate our facilities in the United States. The EPA’s proposed regulations in this area do not specifically apply to Braskem America’s operations but could have a collateral effect. In addition, future regulations limiting greenhouse gas emissions of carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America’s business and also may reduce demand for its products.

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

Furthermore, our Wesseling and Schkopau facilities in Germany are subject to existing European GHG regulations and a cap-and-trade program relating to emissions. We have purchased sufficient carbon dioxide emissions permits for our operations until 2023, provided it operates under normal business conditions. We will purchase any additional permits that may be required on the emission trade market. We are not aware of any new environmental regulations that would materially affect our European operations. Accordingly, we cannot estimate the potential financial impact of any future European Union or German environmental regulations.

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

The following table sets forth our properties as of December 31, 2023, by location of facilities, products produced and size of plant.

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

We believe that all of our operating facilities are in good operating condition. As of December 31, 2023, the consolidated net book value of our property, plant and equipment was R$38,405 million.

The following properties are mortgaged or pledged to secure certain of our financial transactions: (1) our chemicals plant and polyethylene plant located in the Northeastern Complex (2) our chemicals plant and polyethylene plant located in the State of São Paulo; (3) our PVC plant located in the State of Alagoas; (4) our chemicals plant, our polyethylene plant and our polypropylene plant located in the Rio de Janeiro Complex; and (5) our chemical plant and our polyethylene plants located in Mexico.

Insurance

In addition to the policies described below for our Brazilian and international operations, we maintain other insurance policies for specific risks, including general and product liability, directors and officers liability, workers’ compensation, marine cargo and charterers’ liability insurance, among others.

We believe that our insurance coverage is reasonable in amount and consistent with industry standards applicable to chemical companies operating globally.

Operations in Brazil, Mexico, the United States and Germany

We carry insurance for all our plants against material damage and consequent business interruption through comprehensive “all risk” insurance policies.

This insurance program is underwritten through separate policies in Brazil, Mexico, the United States and Germany by large insurance companies. The leading insurers are Mapfre (rating S&P A-), Inbursa (rating S&P AAA). These policies are valid until October 2024.

Set forth is a table with additional information related to our all-risk insurance policies.

Policy / Region US$ bn	Value at risk — PD + BI (1)	Indemnity Limit PD + BI (1)
Brazil	28.5	3.3
Mexico(2)	5.7	2.2
USA and Germany(2)	4.5	1.1

(1)	PD = Property Damage; BI = Business Interruption.
(2)	Includes coverage for acts of terrorism.

Our policies provide coverage for losses that arise from accidents caused by or resulting from fire, explosion, and machinery breakdown, among others, and consequential business interruption, with maximum indemnity periods ranging from 12 to 34 months, depending on the plant and/or coverage.

As part of our program, we also contract other insurance policies to cover specific risks, including general civil liability, the civil liability of directors and offices (“D&O”), environmental liability, domestic and international credit operations, charterers’ liability, marine cargo, etc.

New projects can be covered for construction/erection all risks under the existing Property policies or through a standalone project-specific policy.

We have relevant exposure to operational risks, and our insurance policy requires coverage to be contracted through a complex insurance program involving multiple insurers and reinsurers in the commercial market, which have limited and variable capacity to offer insurance policies over time. In order to seek alternatives for the composition of hedges, the possibility of transferring operational risks through the mutual insurer “Everen” was identified. Everen is a global leader in the energy sector, including oil and gas, refining, chemical and petrochemicals, electric power and mining and has a portfolio of selected participants. In addition to providing a stable capacity to Braskem, Everen has a structure in which there is reciprocal cooperation among the insured companies participating in a known risk environment, in addition to a lower administrative cost compared to the commercial insurance market, providing less volatile and potentially more competitive insurance premiums.

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

We have also put into practice specific compliance goals for our leadership and formal engagement with certain initiatives, such as the UN Global Compact and the Business Pact for Integrity and Against Corruption established by the Ethos Institute in Brazil. In 2023, we also committed to Transparency 100%, an initiative of the UN Global Compact to promote corporate transparency in Brazil.

In March 2020, based on the certification report issued by the independent monitors who have monitored us for three years, Brazil’s Federal Prosecutor’s Office (Ministério Público Federal), or the MPF confirmed the monitoring conclusion, the effectiveness of our compliance program and compliance with the obligations of the MPF Agreement. Later, on May 13, 2020, the DoJ and the SEC confirmed the end of the monitoring provided for in the agreements with such authorities. In addition, the Brazilian General Controller`s Office (Controladoria Geral da União - CGU) has concluded the monitoring of the Compliance Program on August 14, 2023.

In 2021, the Company was granted the certification ISO 37001 – Anti-bribery Management Systems, published by the International Organization for Standardization (ISO), attesting that our anti-bribery management system complies with the rule’s standards developed by ISO.

This certification is granted by an external auditor certified by INMETRO. QMS Certification was the external auditor responsible to certify Braskem in 2021-2023 cycle.

ITEM 4.A UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2023, and 2022 and for the three years ended December 31, 2023, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information.”

For a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Statement of Profit or Loss —Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021” on pages 126-149 of our annual report on Form 20-F for the year ended December 31, 2022.

The following discussion contains forward-looking statements that involve risks and uncertainties and related impacts on our historical and future results of operations and financial condition. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

Our results of operations for the years ended December 31, 2023, 2022 and 2021 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•	GDP growth in the regions where we operate, including as follows:
o	Brazil’s GDP, which grew 3.1% in 2023, as compared to 2.9% in 2022 and 5.0% in 2021, which affected the demand for our products and, consequently, our sales volume;
o	the U.S. GDP, which grew 2.5% in 2023, as estimated in a report released by BEA on January 2024, as compared to 2.1% in 2022 and 7.0% in 2021, which affected the demand for our products and, consequently, our sales volume;
o	Europe’s GDP, which grew 0.5% in 2023, as estimated in a report released by the European Central Bank on January 30, 2024, as compared to 3.4% in 2022 and 5.4% in 2021, which affected the demand for our products and, consequently, our sales volume;
o	Mexico’s GDP, which grew 3.4% in 2023, as estimated in a report released by INEGI on December 30, 2024, as compared to 2.9% in 2022 and 4.7% in 2021, which affected the demand for our products and, consequently, our sales volume; and
o	according to the IMF, the world’s GDP is expected to expand 3.1% in 2023, as compared to 3.5% in 2022 and 6.1% in 2021; it is projected to expand 3.1% in 2024;
•	the expansion or contraction of global production capacity for the products that we sell and the growth rate of the global economy;
•	the international market price of naphtha, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced a high level of volatility during the year ended December 31, 2023, fluctuating in a range between US$550 and US$719 per ton during such period, compared to fluctuation in a range between US$594 and US$1,012 per ton during 2022;
•	the international market price of propylene in the Unites States, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced a high level of volatility during the year ended December 31, 2023, fluctuating in a range between US$761 and US$1,279 per ton during such period, compared to fluctuation in a range between US$705 and US$1,587 per ton during 2022;

•	the average Brazilian prices of resins expressed in U.S. dollars, which fluctuate to a significant extent based on international prices for these products and which also have a high correlation to our raw material costs;
•	our crackers’ average capacity utilization rates, which in 2023 were lower (9.8% less), explained mainly by the production adjustment during the year in the face of global demand lower growth and the scheduled maintenance shutdown at the petrochemical complex in Bahia;
•	government industrial policies in the countries and regions in which we operate;
•	changes in the real/U.S. dollar exchange rate, including the appreciation of the real against the U.S. dollar by 7.2% in 2023, 6.5% in 2022, and a depreciation of 7.4% in 2021.
•	the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the SOFR rate, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;
•	the inflation rate in Brazil, which was 4.6% in 2023, as measured by the IBGE (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to consider the effects of inflation or bears interest at rates that are partially adjusted for inflation; and
•	tax policies and tax obligations.

Our financial condition and liquidity are influenced by various factors, including:

•	our ability to generate cash flows from our operations;
•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;
•	our ability to continue to be able to borrow funds from international and Brazilian financial institutions and to sell our debt securities in the international and Brazilian securities markets, which is influenced by a number of factors discussed below, including the adverse effect of any pandemic on the world economy and our business, financial condition and results of operations;
•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and
•	the requirement under Brazilian law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income (calculated as net income for the financial year, after absorption of accumulated losses and for reserves, including legal reserves, pursuant to applicable law, or “Adjusted Net Income”), unless our board of directors, in accordance with applicable law, reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time, provided that payment of any minimum preferred dividends is not affected. Our fiscal council must opine on any suspension of the mandatory distribution.

Recent Developments

Paulista Agreement

The State of São Paulo Attorney General’s Office (“PGE”) published, on February 7, 2024, Resolution No. 6/24 that regulates the program “Paulista Agreement”, created with the enactment of Law No. 17,843, which allows the regularization of ICMS debts with a discount on the amount of interest, fines, and attorney fees. On March 17, 2024, PGE accepted the Company’s request to include two legal proceedings with a provision on December 31, 2023, in this program, reducing the amount to be paid from R$346 million to R$66 million and authorizing its payment in 120 monthly installments from April 2023 to March 2034. On December 31, 2023, the related provisions with respect to these claims was R$346 million.

Alagoas State Public Defender’s Office filed a Public-interest civil action against the Company

In March 2024, we were informed of the Public-interest Civil Action filed by DPE against us, seeking, among other requests, to challenge clause 69 of the Agreement for Socio-environmental Reparation (payment of R$ 150 million for collective moral damages) alleging that there were facts subsequent to the date of the agreement that would give rise to additional damages.

DPE sustains that: (i) the waiver set forth in the Agreement for Socio-environmental Reparation would not cover future damages; (ii) the transfer of the property of the PCF to Braskem would violate constitutional principles; (iii) the damage caused should be fairly compensated; (iv) collective existential damages should be compensated; and (v) we should be condemned for illicit profit, yet to be liquidated.

Based on such allegations, it requests, as a preliminary measure: (i) the suspension of clause 58, second paragraph, of the Agreement for Socio-environmental Reparation, in order to rule out the possibility of reversion of the area to the benefit of us; (ii) the imposition of inalienability to the PCF area until the final and unappealable decision on the merits of the claim, considering the need for the assets acquired by the Financial Compensation Program not to be subject to any disposal, nor subject to seizure.

On the merits, it requests, among others: (i) the loss of all properties subject to the PCF, with the possibility of reverting the area to the victims or to public domain, in addition to the conviction of us to the payment, as collective and social moral damages, to the same amount spent by us for material damages; (ii) the conviction of us, as existential damages, for the loss of all properties subject to the PCF; (iii) the conviction of us for illicit profit, with the loss of the PCF properties, in addition to the payment of the amounts the Company obtained due to its alleged illicit conduct (to be determined in a liquidation proceeding); (iv) subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with publication of a relevant fact. The value of the case attributed by the DPE is R$150 million. Management, supported by the opinion of external legal advisors, classifies the probability of loss in this case as possible.

Classification of investment in Cetrel as non-current asset held for sale

In March 2024, the Company met the criteria to classify its investment in the subsidiary Cetrel as a non-current asset held for sale. Cetrel provides environmental solutions in water, effluents and reuse, incineration of hazardous industrial waste, management and remediation of contaminated areas, environmental monitoring, and environmental data management. Management is evaluating to sell part of its shares in Cetrel, aiming to enhance its potential growth as long the operational safety conditions of the Petrochemical Complex in Camaçari - Bahia are maintained. The carrying amount of Cetrel in December 2023 is R$383 million.

Braskem Idesa waiver extension

On March 28, 2024 Braskem Idesa obtained a new extension of the waiver related to a leverage ratio covenant until March 30, 2025.

Prepayment of debentures

In April 2024, the debenture issued in August 2022, in the amount of R$ 750 million plus interests, were fully prepaid.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of December 31, 2023, and 2022 and for each of the years ended December 31, 2023, 2022 and 2021 in accordance with IFRS, as issued by the IASB.
Operating Segments and Presentation of Segment Financial Data

As of December 31, 2023, our business operations were organized into three segments, which corresponded to our principal production processes, products and services. Our reportable segments were as follows:

•	our Brazil Segment, which includes:
(i)	production and sale of olefins at the chemical complex located in Camaçari, in the State of Bahia, or the Northeastern Complex, the olefins complex located in Triunfo, in the State of Rio Grande do Sul, or the Southern Complex, the olefins complex located in Capuava, in the State of São Paulo, or the São Paulo Complex and the olefins complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex;
(ii)	supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes;
(iii)	production and sale of PE, including the production of “green PE” from renewable resources, and PP produced by us in Brazil; and
(iv)	our production and sale of PVC, caustic soda and specialties;

The Brazil Segment accounted for net revenue of R$49,512 million, including exports from Brazil, or 69.3% of our consolidated net revenue of all reportable segments;

•	our USA and Europe Segment, which includes our production, operations and sale of polypropylene in the United States and Germany. This segment accounted for net revenue of R$17,507 million, or 24.5% of our consolidated net revenue of all reportable segments; and
•	our Mexico Segment, which includes our production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico. This segment accounted for net revenue of R$4,449.1 million, or 6.2% of our consolidated net revenue of all reportable segments.

In 2023, 2022 and 2021, 56.7%, 58.2% and 52.9% of our net revenue, respectively, related to sales performed in Brazil, and 43.3%, 41.8% and 47.1% of our net revenue in 2023, 2022 and 2021 was derived from our international operations.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment in the Countries in which we Operate and Demand for Our Products

Our sales in Brazil and exports from Brazil represented 69% of our net revenue of all of our reportable segments in the year ended on December 31, 2023. We are significantly affected by economic conditions in Brazil and in the other countries in which we operate, and our results of operations and financial condition have been, and will continue to be, affected by the growth or contraction rates of the GDP of Brazil, the United States, Europe and Mexico, and by global growth or contraction rates.

The following table shows the GDP (growth/reduction), inflation, interest rates and exchange rate data for Brazil as of and for the periods indicated.

	December 31,
	2023	2022	2021	2020	2019
GDP growth / reduction(1)	3.1%	2.9%	5.0%	(4.1)%	1.1%
Inflation (IGP-M)(2)	(3.2)%	5.5%	17.8%	23.1%	7.3%
Inflation (IPCA)(3)	4.6%	5.8%	10.1%	4.5%	4.3%
CDI rate(4)	11.9%	13.7%	8.8%	1.9%	4.6%
(Appreciation) depreciation of the real vs. U.S. dollar	(7.2)%	(6.5)%	7.4%	28.9%	4.0%
Period-end exchange rate—US$1.00	R$4.8413	R$5.2177	R$5.5805	R$5.1967	R$4.0307

Sources:	Fundação Getúlio Vargas, the Brazilian Central Bank and Bloomberg.
(1)	Brazilian GDP measured according to Sistema IBGE de Recuperação Automática SIDRA.
(2)	Inflation measured according to the general market price index (Índice Geral de Preços-Mercado) (IGP-M) by Fundação Getúlio Vargas.
(3)	Inflation measured according to the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo) (IPCA) by the IBGE.
(4)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

Brazilian GDP growth has fluctuated significantly, and we believe that it will likely continue to do so. Our management believes that the impact on growth in Brazil will positively affect our future net revenue and results of operations, and a continued recession or low growth in Brazil would likely reduce our future net revenue and have a negative effect on our results of operations.

According to the IMF, the global economy is resilient and continues to gradually recover from the pandemic, Russia-Ukraine war and the cost-of-living crisis. The world’s GDP expanded 6.1% in 2021, 3.5% in 2022 and it is expected to reach 3.1% in 2023 and 3.1% in 2024.

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

Our consolidated U.S. dollar-denominated indebtedness represented 90.5% of our outstanding indebtedness as of December 31, 2023, including our debt related to Braskem Idesa. Excluding it, our consolidated U.S. dollar-denominated indebtedness represented 88.0% of our outstanding indebtedness as of December 31, 2023.

As a result, when the real depreciates against the U.S. dollar:

•	the interest costs on our U.S. dollar-denominated indebtedness increase in reais, which adversely affects our results of operations in reais;
•	the amount of our U.S. dollar-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase; and
•	our financial expenses tend to increase as a result of foreign exchange losses that we must record, mitigated by our decision to designate, on May 1, 2013, October 10, 2017, February 2, 2019, May 2, 2019, November 1, 2019, December 31, 2019, January 2, 2020, March 1, 2021, September 1, 2022, and October 1, 2023, as part of our U.S. dollar-denominated liabilities as a hedge for our future exports.

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

The real/U.S. dollar exchange rate varied significantly over time. The real depreciated against the U.S. dollar from mid-2011 to early 2016, and again from early 2018 to 2020. As of December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per US$1.00, as of December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805 to US$1.00, as of December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177 to US$1.00 and as of December 31, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413 to US$1.00. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

During the year ended December 31, 2023, 42% of our net revenue was derived from sales of our products outside Brazil as compared to 42% during 2022 and 47% during 2021.

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

In 2022 and 2023, the worldwide economy continued to be affected by geopolitical uncertainties, the conflict between Russia and Ukraine and/or Israel and Hammas, increasing inflation rates worldwide and the “zero-COVID” policy implemented by China during 2022. The combination of these factors caused reduction or suspension of production, directly affecting the market for petrochemical products and other products around the world.

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

However, sometimes new opportunities emerge from externalities, such as the shift in consumer behavior. An example derived from COVID-19 is that, from 2020 to 2022, a large part of the population shifted to home-office working, and therefore, increased the demand for several segments, such as packaging, healthcare, and construction. We believe that this outcome resulted in a less pronounced downward movement in the petrochemical industry.

These cyclical trends in international selling prices and operating margins, relating to global capacity shortfalls and additions, will likely persist, mostly due to the continuity of four general factors:

•	Cyclical trends in general business and macroeconomic activity produce swings in demand for petrochemicals;
•	During periods of reduced demand, the high fixed cost structure of the petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization;
•	Significant capacity additions, whether through plant expansion or construction, can take three to four years to be implemented and are therefore necessarily based upon estimates of future demand; and
•	As competition in petrochemical products is, in most cases, focused on commodities prices, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economy of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth for a period of time.

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

The year 2023 was volatile for the petrochemical industry expectations. On the demand side, in January, China finally ended its Covid-zero policy, a long-awaited decision that put the market into a frenzy, with price and spreads hikes in the majority of commodities. However by the end of March it started to become clearer that China was losing momentum as the main engine of global growth (despite services sector having presented a growth). In the United States, the consistent high inflation impacted the cost of goods, reducing demand, and pushing commodities prices down as well. On the supply side, is expected by CMA that China will continue to add capacity in PE and PP in the coming years, and the United States crossed the line from net importer to a “timid” net exporter of PP, according to external consultancies the new additions of PE reached 7,060 kton (an increase of 4.9% in 2023 compared to 2022) and PP another 6,950 kton (an increase of 6.9% in 2023 compared to 2022). Commodities volatility that began in 2022 was also present in 2023, even though Russian and Ukraine conflict being sort of “normalized”, the aversion to risk (supply disruption) remained quite influent, as well as OPEC+ interventions in the production (and prices), waning demand counterbalanced the effects though, holding back crude prices.

During the first few months of 2022, the global economy shifted from hoping for the end of COVID-19 restrictions to the fear of a world war, following the conflict between Russia and Ukraine. The conflict between Russia and Ukraine caused a shock in commodities prices, with oil prices reaching US$140 per barrel, given the relevance of Russia as a key supplier of oil and gas. Severe trade sanctions were imposed on Russia, which also affected the global economy, especially Europe, because of its dependency on Russian oil and gas. The conflict also prompted a rise in global inflation, which reached levels not seen since the 1980s. Meanwhile, China struggled significantly with COVID-19 restrictions in 2022, and its harsh “COVID-zero” policy challenged the economy of the most important price maker for petrochemicals. Demand started to slow down in the second quarter of 2022 with central banks around the world significantly increasing interest rates in an attempt to control rising inflation. The second half of 2022 was marked by the beginning of a new down cycle for the petrochemicals industry, as significant new capacity additions, which had been postponed since 2020, became operational, and further increased capacity was expected in 2023 and is expected for 2024, which may lead to further reduced spreads for the period.

In 2020-21, the world suffered significant impacts on global supply chains, as Covid lockdowns created a shortage of containers availability to move materials across different countries, also strikes in rail and road transportation globally emerged claiming for better work conditions. These logistic constraints led to increased freight rates, which, helped domestic markets (protecting those exposed to China imports), but fueled inflation as well. Also, disruptions began to occur more often, in special, those weather related, such as winter storms, droughts and hurricanes. These events led to improved prices and spreads, as supply became short for some time in the affected area.

Effects of Fluctuations in Naphtha, Ethane, Propane and Propylene Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second-generation products. Political instability in the Middle East or similar events that may occur, including the military conflict between Russia and Ukraine and, more recently, Israel and Hammas in the Gaza Strip, may lead to unpredictable effects on the global economy or the economies of the affected regions. These events have had and may continue to have negative impacts on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

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

Effects on Cost of Products Sold

Naphtha is the principal raw material used by our chemicals operations that are part of our Brazil Segment. Naphtha and condensate accounted for 35.6% of our consolidated cost of products sold during 2023.

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

	Year Ended December 31,
	2023	2022	2021

Ethylene Brazil	71%	78%	81%
PE Brazil	72%	80%	80%
PP Brazil	73%	76%	82%
PVC Brazil	70%	66%	65%
PP USA and Europe	81%	80%	87%
PE Mexico	77%	73%	66%

In 2023, the average utilization rate of petrochemical crackers in Brazil was impacted by: (i) production adjustments due to weaker global demand for our products; and (ii) the scheduled maintenance shutdown at the petrochemical complex in Bahia. In Mexico, the utilization rate was higher by 4pp compared to 2022, as a result of increased volume of ethane supplied by PEMEX, which reached 32.2 thousand barrels per day on average for the year, representing an increase of 16% compared to 2022.

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

SUDENE – Income Tax Reduction

Since 2015, Braskem obtained a tax benefit with the effect of reducing 75% of CIT on income from the following industrial units: (i) PVC and chlor-alkali (cloro soda) units, established in the state of Alagoas; and (ii) Chemicals, PE, PVC and chlor-alkali units, established in the city of Camaçari (BA). It benefits legal entities with projects for the implementation, modernization, or expansion of industrial enterprises. The benefit can be used for a period of ten years. We are working to renew the tax benefit for an additional ten-year period. In 2023, the operations in Brazil recorded tax losses, therefore the benefit was not available for use.

PRODESIN – ICMS Tax Incentive

Braskem has ICMS tax incentives in the state of Alagoas, through the state of Alagoas Integrated Development Program, or PRODESIN, which aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2023, the amount was R$58.2 million (R$87.4 million in 2022). As PRODESIN is considered an investment subsidy, it was allocated to our tax incentive reserve, pursuant to the Brazilian Corporate Law.

REIQ – PIS/COFINS Tax Incentive

In 2013, the Brazilian government approved a PIS and COFINS tax rates relief on raw material purchases by first-generation and second-generation producers in the chemical industry referred to as REIQ. The measure aimed to restore some of the industry’s competitiveness, which was weakened by factors related to infrastructure, productivity, feedstock, and energy costs, and the exchange rate that pressured the chemical industry’s trade deficit, according to ABIQUIM, which ended 2023 at approximately R$226 billion (US$47 billion).

Between 2013 and 2015, the REIQ credit rate was set at 8.25%, and after a few decreases, it would remain at 3.65% for an indefinite period.

Since 2021, however, the Federal Government abruptly revoked the REIQ, without any prior business planning. Thus, demonstrating the importance of the chemical industry for Brazil's socio-economic development, the sector, and the Congress ensured that the REIQ was back in force at descending rates until the end of 2027. In 2023 the credit rate was set at 1.46%, for 2024 the credit rate is 0.73% and it should so remain until the end of the regime.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased. The original program ended on December 31, 2013. In August 2014, the Brazilian government reinstated Reintegra on a permanent basis, however over the years the rate was changed. The refund tax rate was set at 0.1% in August 2014. In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree No. 8,543, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015, which remained in effect until December 31, 2016. On August 28, 2017, pursuant to Decree No. 9,148 that amended the Decree No. 8,543, the Reintegra rate increased to 2% effective, as of January 1, 2017 until December 31, 2018. However, on May 30, 2018, the Brazilian government issued Decree No. 9,393, decreasing the refund rate to 0.1%, effective June 1, 2018, for an undefined term.

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

Pricing and Tariffs

We set prices for ethylene, the principal first generation petrochemical product that we sell to third-party second-generation producers, by reference to international market prices. See “Item 4. Information on the Company—Brazil Segment—Sales and Marketing of Our Brazil Segment.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

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

Until November 2021, tariffs on imports of first-generation petrochemical products varied between 0% and 4%, and tariffs on polyethylene, polypropylene and PVC resins were 14.0%. In November 2021, the Brazilian government unilaterally reduced by 10%, the import tariff rates of almost 87% of internationally commercialized goods. In May 2022, upon the enactment of Resolution No. 353/2023, Brazil unilaterally and temporarily reduced tariffs for consumer goods by an additional 10% until December 31, 2023. Accordingly, the import tax on resins from Braskem went from 12.6% to 11.2%.

In August 2022, the Brazilian government also enacted Resolutions Nos. 369 and 381, approving an additional temporary reduction in the import tax, by inclusion in the List of Exceptions to the Mercosur Common External Tariff (“Letec”) of the following of our products: (i) ethylene and alpha-olefin copolymers with density lower than 0.94, from 11.2% to 3.3%; (ii) S-PVC resin obtained from the suspension process, from 11.2% to 4.4%; (iii) PP (propylene copolymer) resin, from 11.2% to 4.4%; and (iv) PP (propylene homopolymer), from 11.2% to 6.5%. This reduction was initially valid for one year.

In November 2023, the Executive Committee of the Chamber of Foreign Trade (GECEX/CAMEX) decided to reestablish the import tariffs on 73 chemical products that were included in Resolution 353/2022 (TEC unilateral reduction of 10%). The measure was taken to reverse the negative impacts caused to domestic industry, especially those related to the increase in imports and the strong variation in prices, which led to a 10% reduction in import tax. Therefore, as of November 28, 2023, the import tax applied to Braskem resins returned indefinitely to the TEC level of 12.6%.

Measures applied in 2023 – New Brazilian Government

On March, 21, 2023, the Executive Management Committee (“Gecex”) of the Foreign Trade Chamber (“Camex”) decided to exclude the following products from the Letec, establishing, from April 1, the import tax rate that had been reduced as follows: ethylene and alpha-olefin copolymers, with a density of less than 0.94, from 3.3% to 11.2%; PVC-S resin, obtained by a suspension process, from 4.4% to 11.2%; and Resin PP “cup” (propylene copolymer) from 4.4% to 11.2%. The PP (propylene homopolymer) remained in Letec until July 31, 2023, when its import duties were reestablished to 11.2%.

On November 10, 2023, the Executive Committee of the Chamber of Foreign Trade (GECEX/CAMEX) decided to reestablish the import tariffs on 73 chemical products that were included in Resolution 353/2022 (the second unilateral reduction of 10% of the TEC). The measure was taken with the aim of reversing the negative impacts caused to the national industry, especially related to the surge in imports and the strong price variation that resulted from the 10% reduction in import tax. Therefore, as of November 28, 2023, the import tax applied to Braskem resins returned to the TEC level, being 12.6% permanently.

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

Also, since the 1990s, imports of suspension PVC from the United States and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior, or “CAMEX”). Since 2008, imports of suspension PVC from China have also been subject to anti-dumping duties of 21.6%. Such duties had been temporarily suspended in August 2020 but were reinstated in September 2021. Imports of suspension PVC from South Korea were subject to anti-dumping duties ranging between 0% and 18.9%, depending on the producer, between 2008 and August 2020, when they were terminated. The duties imposed on imports from the United States and Mexico were revised in 2022 by the Brazilian government, which decided to extend until 2027 the application of anti-dumping duties for imports from the United States with an ad valorem rate reduced to 8.2%, and from Mexico at the rate of 13.6%, but with an immediate suspension of the application of anti-dumping duties for imports from Mexico, while the duties imposed on imports from China will expire in 2025.

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2023, our total outstanding consolidated indebtedness (includes borrowings and debentures), was R$53,486 million (US$11,049 million), including R$11,250 million (US$2,324 million) related to Braskem Idesa. The level of our indebtedness results in significant financial expenses that are reflected in our statement of profit or loss. Financial expenses consist of interest expense, exchange variations of U.S. dollar and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 31 to our audited consolidated financial statements. In the year ended December 31, 2023, we recorded total financial expenses of R$5,589 million, mainly associated with: (i) R$3,780 million consisted of interest expenses; (ii) R$189 million is related to loans transaction costs – amortization; (iii) R$616 million is related to adjustment to present value – appropriation; and (iv) R$281 million is related to interest expenses on leases.

In addition, in the year ended December 31, 2023, we recorded a positive result of R$511 million in derivatives and exchange rate variations, net in connection foreign exchange variation on our financial assets and liabilities and results with derivatives. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and our risk assessments, our industry and the Brazilian economy made by our potential lenders, potential purchasers of our debt securities and the rating agencies that assess us and our debt securities.

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

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, which as of December 31, 2023, were as follows:

•	Braskem Europe (Germany): 30.99%;
•	Braskem America and Braskem America Finance (United States): 24.16%;
•	Braskem Argentina (Argentina): 35.00%;
•	Braskem Petroquímica Chile (Chile): 27.00%;
•	Braskem Netherlands, Braskem Netherlands Finance and Braskem Netherlands Inc. (The Netherlands): 25.80%;
•	Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Sofom (Mexico): 30.00%; and
•	Braskem India (India): 30.00%.

The consolidated amount also includes the impact of taxation on universal bases, which was introduced in Brazil by articles 76 and 77 of Law No. 12,973/2014. This law determines that positive portions of results earned by subsidiaries abroad will be computed in the corporate income tax (Imposto de Renda da Pessoa Jurídica, or “IRPJ”) calculation base and CSLL in Brazil on an individual basis. In case the subsidiary has previous losses, these may be deducted up to the amount of the calculated profit, therefore, the taxpayer is obliged to inform the tax authority of the accumulated losses in the annual corporate income tax return.

All profits earned by the subsidiaries described above must be subject for IRPJ and CSLL taxation in Brazil, with the exception of profits earned by subsidiaries headquartered in countries with which Brazil has a treaty to avoid double taxation. Profits earned by companies headquartered in those countries will only be taxed when distributed to their respective controlling entities.

In addition, the universal basis taxation mechanism also allows the use, as a tax credit, of the tax that was proven to be paid by subsidiaries abroad limited to the tax due on the profit of the subsidiary in Brazil at the rate of 34%. In addition, the legislation also allows that, until 2024, the parent company in Brazil can apply a presumed tax credit at 9.0% on the profit earned by subsidiaries abroad that have industrial activity. Braskem applies this mechanism to its subsidiaries Braskem Europe GmbH, Braskem America Inc. and Braskem Idesa SAPI.

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

The discussion summarizing the significant factors affecting the results of operations for the year ended December 31, 2023, can be found in Part I, “Item 5. Operating and Financial Review and Prospects” of this annual report.

		Year Ended December 31, 2023
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net	Profit (loss) before net financial expenses and taxes
		(in millions of reais)
Brazil	49,512	(48,159)	1,353	(1,781)	—	(1,443)	(1,871)
United States and Europe	17,507	(16,127)	1,380	(802)	—	309	887
Mexico	4,449	(4,366)	83	(615)	—	195	(337)
Total	71,468	(68,652)	2,816	(3,198)	—	(939)	(1,321)
Other (1)	782	(501)	281	137	7	8	433
Corporate unit	—	—	—	(2,033)	—	458	(1,575)
Reclassifications and eliminations(2)	(1,681)	1,605	(76)	240	—	(493)	(329)
Consolidated	70,569	(67,548)	3,021	(4,854)	7	(966)	(2,792)

(1)	Represents income (expenses) of Braskem that are not allocated to any particular segment.
(2)	Eliminations consist primarily of inter-segment sales.

		Year Ended December 31, 2022
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net	Profit (loss) before net financial expenses and taxes
		(in millions of reais)
Brazil	69,080	(63,196)	5,884	(1,853)	—	(1,889)	2,142
United States and Europe	23,421	(19,986)	3,435	(838)	—	57	2,653
Mexico	5,834	(5,070)	764	(452)	—	(33)	280
Total	98,335	(88,252)	10,083	(3,143)	—	(1,865)	5,075
Other(1)	403	(262)	140	83	35	5	263
Corporate unit	—	—	—	(2,197)	—	19	(2,177)
Reclassifications and eliminations(2)	(2,219)	3,353	1,135	(27)	—	4	1,111
Consolidated	96,519	(85,161)	11,358	(5,284)	35	(1,837)	4,272

(1)	Represents income (expenses) of Braskem that are not allocated to any particular segment.
(2)	Eliminations consist primarily of inter-segment sales.

In the following discussion, references to increases or declines in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2023, Compared with Year Ended December 31, 2022

The following table sets forth our consolidated financial information for the years ended December 31, 2023, and 2022.

	2023	2022	% Change
	(in millions of reais)
Net revenue	70,569	96,519	(27%)
Cost of products sold	(67,548)	(85,161)	(21%)
Gross profit	3,021	11,358	(73%)
Income (expenses):
Selling and distribution	(1,916)	(2,108)	(9%)
Loss for impairment of trade accounts receivable and others from clients	(83)	(38)	115%
General and administrative	(2,472)	(2,764)	(11%)
Research and development	(383)	(374)	2%
Results from equity-accounted investees	7	35	(80%)
Other income	1,769	507	249%
Other expenses	(2,735)	(2,344)	17%
(Loss) profit before financial results and taxes	(2,792)	4,272	(165%)
Financial results:
Financial expenses	(5,589)	(5,066)	10%
Financial income	1,678	1,374	22%
Exchange rate variations, net	511	(533)	(196%)
Financial results	(3,400)	(4,225)	(20%)
(Loss) profit before income tax	(6,192)	47	-
Income taxes	1,302	(868)	-
Net (loss) profit for the year	(4,890)	(821)	496%

Net revenue

Net revenue decreased by R$25,950 million, or 27%, to R$70,569 million in 2023, from to R$96,519 million in 2022, attributable mainly to: (i) a decrease of R$19,568 million in net revenue from our Brazil segment; (ii) a decrease of R$5,914 million in net revenue from our USA and Europe segment; and (iii) a decrease of R$1,385 million in net revenue from our Mexico segment.

Net Revenue of Brazil Segment

Net revenue of our Brazil segment decreased by R$19,568 million, or 28%, to R$49,512 million in 2023, compared to R$69,080 million in 2022, primarily as a result of: (i) lower PE, PP, and PVC prices in the international market, which resulted in a negative impact of R$7,923 million; (ii) lower main chemicals prices in the international market, which resulted in a negative impact of R$4,370 million; and (iii) lower Brazilian sales volume of resins and main chemicals, and lower export volume of resins, which resulted in a negative impact of R$4,392 million, which were partially offset by higher exports volume of main chemicals due to better commercial opportunities in the international market.

The table below sets forth information regarding the weighted average international prices of main chemicals and resins that are generally used as a reference for our Brazil Segment for the periods indicated:

International References(1)	Year Ended December 31,
	2023	2022	% Change
	(in US$/ton)
Main Chemicals(2)	1,041	1,262	(18%)
Resins(3)	930	1,201	(23%)
(1)	Source: External consulting (spot price).
(2)	Average prices weighted based on Braskem’s capacity production: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%).
(3)	PE US (54%), PP Asia (33%) and PVC Asia (13%).

Net Revenue of USA and Europe Segment

Net revenue of our USA and Europe segment decreased by R$5,914 million, or 25%, to R$17,507 million during 2023, from R$23,421 million during 2022, mainly as a result of the 33% reduction in the average international reference price for PP in the United States and Europe, which were partially offset by higher sales volume and sales mix optimization resulted in a negative impact of R$7,626 million.

The table below sets forth information regarding the weighted average international price of PP, which is generally used as a reference for our USA and Europe segment for the periods indicated:

International References(1)	Year Ended December 31,
	2023	2022	% Change
	(in US$/ton)
PP USA and Europe(2)	1,401	2,084	(33%)
(1)	Source: External consulting (spot price).
(2)	Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).

Net Revenue of Mexico Segment

Net revenue of our Mexico segment decreased by R$1,385 million, or 24%, to R$4,449 million during in 2023, from R$5,834 million in 2022, as a result of a decrease of 26% in the international reference price for PE in the period, resulting in a negative impact of R$735 million, which was partially offset by an increase in polyethylene sales volume of 5%, resulting in a positive impact of R$260 million.

International References(1)	Year Ended December 31,
	2023	2022	% Change
	(in US$/ton)
PE US	944	1,284	(26%)
(1)	Source: External consulting (spot price).

Cost of Products Sold and Gross Profit

Cost of products sold decreased by R$17,613 million, or 21%, to R$67,548 million in 2023, from R$85,161 million in 2022, primarily as a result of: (i) a decrease of R$15,037 in the cost of products sold in our Brazil segment; (ii) a decrease of R$3,859 in the cost of products sold in our USA and Europe Segment; and (iii) a R$704 decrease in the cost of products sold in our Mexico segment.

Consolidated gross profit decreased by R$8,337 million, or 73%, to R$3,021 million in 2023, from R$11,358 million in 2022. Gross margin (gross profit as a percentage of net revenue) decreased to 4% in 2023, from 12% in 2022.

Cost of Products Sold of the Brazil Segment

Cost of products sold of our Brazil segment decreased by R$15,037 million, or 24%, to R$48,159 million in 2023, from R$63,196 million in 2022, primarily as a result of: (i) a 16% decrease in the average Amsterdam-Rotterdam-Antwerp (ARA) naphtha price; (ii) a 49% decrease in the average Mont Belvieu reference price of ethane; (iii) 36% a decrease in the average Mont Belvieu reference price of propane; (iv) a lower Brazilian sales volume of resins and main chemicals, and lower export volume of resins.

International References(1)	Year Ended December 31,
	2023	2022	% Change
	(in US$/ton)
Naphtha ARA	643.4	769.7	(16.4%)
Ethane U.S.	182.3	356.2	(48.8%)
Propane U.S.	370.3	575.8	(35.7%)
(1)	Source: External consulting (spot price).

Gross profit of our Brazil segment decreased by R$4,531 million, or 77%, to R$1,353 million in 2023, from R$5,884 million in 2022, primarily as a result of: (i) a decrease in resin spread of 28%, to US$319 per ton during the year ended December 31, 2023, from US$442 per ton during the period of 2022; and (ii) a decrease in main chemicals spread of 19%, to US$398 per ton during the year ended December 31, 2023, from US$493 per ton during the period of 2022.

Gross margin (gross profit as a percentage of net revenue) of our Brazil segment decreased to 3% in 2023, from 9% in 2022.

Cost of Products Sold of USA and Europe Segment

Cost of products sold of our USA and Europe Segment decreased by R$3,859 million, or 19%, to R$16,127 million in 2023, from R$19,986 million in 2022, primarily as a result of a 16% decrease in the average international price reference of propylene in the United States and Europe.

International References(1)	Year Ended December 31,
	2023	2022	% Change
	(in US$/ton)
Propylene USA and Europe(2)	1,016	1,216	(16%)
(1)	Source: External consulting (spot price).
(2)	Average prices weighted based on Braskem’s capacity production: Propylene USA (72%) and Propylene Europe (28%).

Gross profit of our USA and Europe Segment decreased by R$2,055 million, or 60% to R$1,380 million in 2023, from R$3,435 million in 2022, mainly due to a decrease of 56% in the international references of PP spreads for the USA and Europe Segment. Gross margin (gross profit as a percentage of net revenue) of our USA and Europe Segment decreased to 8% in 2023, from 15% in 2022.

Cost of Products Sold by Mexico Segment

Cost of products sold of our Mexico segment decreased by R$704 million, or 14%, to R$4,366 million in 2023, from R$5,070 million in 2022, primarily as a result of the reductions of 61% and 49% in the average ethane and natural gas prices in the international market.

International References[1]	Year Ended December 31,
	2023	2022	% Change
	(in US$/ton)
Ethane U.S.	182.3	356.2	(48.8%)
(1)	Source: External consulting (spot price).

Gross profit of our Mexico segment decreased by R$681 million, or 89%, to R$83 million in 2023, from R$764 million in 2022, as a result of a 14% decrease in international ethane average prices in the period. Gross margin (gross profit as a percentage of net revenue) of our Mexico segment decreased to 2% in 2023, compared to 13% in 2022, as a result of the aforementioned factors.

Selling and Distribution Expenses

Selling and distribution expenses decreased by R$192 million, or 9%, to R$1,916 million in 2023, from R$2,108 million in 2022, primarily due to a decrease in third parties services, storage, and logistics expenses as a result of lower sales volume in our Brazil segment and the implementation of variable cost reduction initiatives. Selling and distribution expenses as a percentage of net revenue were 3% during the year ended December 31, 2023, compared to 2% in 2022.

Loss for Impairment of Trade Accounts Receivable and Others from Clients

Loss for impairment of trade accounts receivable and others from clients increased by R$45 million, or 118%, to an impairment expense of R$83 million in 2023, from an impairment expense of R$38 million in 2022, mainly due to customer defaults in Brazil due to economic and sector challenges.

General and Administrative Expenses

General and administrative expenses decreased by R$292 million, or 11%, to R$2,472 million in 2023, from R$2,764 million in 2022, primarily as a result of lower expenses resulting from advertising and publicity, consulting services, legal expenses and travels as a result of the implementation of expenses reduction initiatives. General and administrative expenses as a percentage of net revenue were 3.5% during the year ended December 31, 2023, compared to 3% in 2022.

Research and Development Expenses

Research and development expenses increased by R$9 million, or 2%, to R$383 million in 2023, from R$374 million during the period of 2022, mainly due to higher expenses with employees’ compensation and benefits, registration and maintenance of brands and patents, facilities rental and laboratory materials. Research and development expenses as a percentage of net revenue were 0.5% during the year ended December 31, 2023, compared to 0.4% in 2022.

Results from Equity-Accounted Investees

Results from equity investments decreased by R$28 million, or 80%, to a profit of R$7 million in 2023, from a profit of R$35 million in 2022, due to lower gains from our investees Refinaria de Petróleo Riograndense (RPR) and higher loss from our investee Sustainea Bioglycols, which were partially offset by higher gains from our investee Borealis Brasil S.A.

Other Income

Other income increased by R$1,262 million, or 249%, to R$1,769 million in 2023, from R$507 million in 2022, mainly due to: (i) the settlement of claim agreement signed with insurance companies; and (ii) the recognition of PIS and COFINS tax credits on inputs considered essential and relevant. Other income as a percentage of net revenue was 3% during the year ended December 31, 2023, compared to 1% in 2022.

Other Expenses

Other expenses increased by R$391 million, or 17%, to R$2,735 million in 2023, from R$2,344 million in 2022, primarily due to: the accounting provisions related to the geological event in Alagoas relating to the Global Agreement with the Municipality of Maceió, the progress of action fronts and the additional provisions throughout the year. Other expenses as a percentage of net revenue were 4% during the year ended December 31, 2023, compared to 2% in 2022.

Profit (Loss) Before Net Financial Expenses and Taxes

As a result of the foregoing, profit (loss) before net financial expenses and taxes on a consolidated basis decreased by R$7,064 million, to a loss of R$2,792 million in 2023, from a profit of R$4,272 million 2022. Operating margin, defined as a percentage of profit (loss) before net financial expenses and taxes divided by net revenue decreased to (4%) in 2023, from 4% in 2022, mainly due to (i) lower international spreads for PE, PP and PVC in Brazil, PP in the United States and Europe, and PE in Mexico; and (ii) higher provisions related to the geological event of Alagoas.

Financial Results

Financial Expenses

Financial expenses increased by R$523 million, or 10%, to R$5,589 million in 2023, from R$5,066 million in 2022, primarily due to higher interest expenses due to the increase of gross debt balance in the period.

Financial Income

Financial income increased by R$304 million, or 22%, to R$1,678 million in 2023, from R$1,374 million in 2022, mainly explained by higher income from interest on financial investments in the Brazilian and international markets due to (i) the increase in the financial investments balance in the period; (ii) the increase in interest rates in Brazil and the international market.

Derivatives and Exchange Rate Variations, Net

Derivatives and exchange rate variations, net increased by R$1,044 million, or 196%, to an income of R$511 million in 2023, from an expense of R$533 million in 2022, primarily as a result of the effects of (i) the appreciation of the real at the end of the period against the U.S. dollar over the average net exposure to the U.S. dollar of the financial result not designated to hedge accounting in the amount of US$4 billion for the twelve-month period ended December 31, 2023; and (ii) the appreciation of the Mexican peso at the end of the period against the U.S. dollar over the average net exposure to the U.S. dollar of the Braskem Idesa financial result not designated to hedge accounting in the amount of US$2 billion for the twelve-month period ended December 31, 2023.

(Loss) Net Profit For the Year

As a result of the above, we recorded a loss of R$4,890 million, or 7% of net revenue, in 2023, compared to a loss of R$821 million, or 1% of net revenue, in 2022, mainly due to (i) lower petrochemical spreads in the international market in all of our segments in the period; and (ii) higher provisions related to the geological event in Alagoas.

Income Tax

Income tax represented a benefit of R$1,302 million compared to an expense of R$868 million in 2023, primarily as a result of a decrease in the profit before income tax, which was mainly impacted by lower petrochemical spreads in all of our segments in the period.

For more information, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

Our principal cash requirements for 2023 consisted of the following:

•	servicing our indebtedness;
•	capital expenditures related to investments in operations, maintenance, and construction; and
•	payments related to the geological event in Alagoas;

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;
•	current and non-current borrowings;
•	issuance of debt in international capital markets; and
•	credit facilities with banks;
•	sales of trade notes to funds that acquire receivables.

As of December 31, 2023, our consolidated cash and cash equivalents and financial investments amounted to R$19,161 million and included R$1,562 million held by Braskem Idesa, which was restricted to its exclusive use.

Projected Sources and Uses of Cash

Considering our current financial contractual obligations and commitments as of December 31, 2023, and budgeted capital expenditures for 2024, we expected that we will be required to spend R$22,623 million (US$4,533 million) during 2024 mainly for (1) our operations, and (2) our debt service through new financing activities, including new debt financings and the refinancing of our existing current indebtedness as it becomes due, and (3) interest payment. We have firm commitments from several financial institutions to provide us with financing in the future, subject to conditions precedent and the payment of commitment fees.

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	As of December 31,
	2023	2022	2021
	(in millions of reais)
Net cash (used in) generated from operating activities	(2,272)	8,952	14,786
Net cash used in investing activities	(4,525)	(4,947)	(3,381)
Net cash generated from (used in) financing activities	8,873	225	(16,966)
Exchange variation on cash of foreign subsidiaries	(355)	(444)	378
Increase (decrease) in cash and cash equivalents	1,721	3,786	(5,182)

Net Cash Generated from Operating Activities

Net cash used in operating activities was R$2,272 million during 2023, and net cash generated from operating activities was R$8,952 million during 2022, a decrease of R$11,224 million during 2023, as compared to 2022, which was the result of:

•	the lower operating result mainly explained by (i) the lower petrochemical spreads of PE, PP and PVC in the Brazil segment, PP in the USA and Europe and PE in the Mexico segment; (ii) the lower sales volume of the main chemicals and resins in the Brazil segment and PP in Europe; and (iii) the appreciation of the real against the dollar of 3.3% between the periods;
•	the payments related to the Alagoas Geological Event in the amount of R$2,686 million;
•	the payment of R$3,550 million related to interest on debt securities in the year.

The effects of these factors were partially offset by:

•	the positive change in working capital of R$2,584 million due to (i) the lower price references in the international market in the inventories; (ii) operating working capital optimization initiatives, resulting in a reduction of approximately 3 days in the average term of accounts receivable;
•	lower corporate income tax and social contribution on net income (IR/CSLL) payments in the period.

Net cash generated from operating activities was R$8,952 million during 2022, and R$14,786 million during 2021. Net cash generated from operating activities decreased by R$5,835 million during 2022, as compared to 2021, which was the result of:

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

Net Cash Used in Investing Activities

Net cash used in investing activities was R$4,525 million during 2023, R$4,947 million during 2022 and R$3,381 million during 2021.

During 2023, investing activities for which we used cash on a consolidated basis primarily consisted of: (1) acquisitions to property, plant and equipment and intangible assets of R$2,936 million, in Brazil Segment, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety, or HES, productivity and modernization, (2) acquisitions to property, plant and equipment and intangible assets of R$842 million in Mexico, considering operating and strategic investments such as the construction of the ethane import terminal; and (3) acquisitions to property, plant and equipment and intangible assets of R$340 million in the USA and Europe Segment, allocated both to industrial operations and strategic projects.

During 2022, investing activities for which we used cash on a consolidated basis primarily consisted of: (1) acquisitions to property, plant and equipment of R$3,716 million, in Brazil Segment, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety, or HES, productivity and modernization, (2) acquisitions to property, plant and equipment of R$695 million in Mexico, considering operating and strategic investments such as the construction of the ethane import terminal; and (3) acquisitions to property, plant and equipment of R$373 million in the USA and Europe Segment, allocated both to industrial operations and strategic projects.

During 2021, investing activities for which we used cash on a consolidated basis primarily consisted of: (1) acquisitions to property, plant and equipment of R$3,056 million, in Brazil Segment, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety, or HES, productivity and modernization, (2) acquisitions to property, plant and equipment of R$472 million in the USA and Europe Segment, allocated both to industrial operations and strategic projects, such as the new polypropylene plant, and (3) acquisitions to property, plant and equipment of R$176 million in Mexico.

Net Cash Generated (Used) in Financing Activities

Net cash generated in financing activities was R$8,873 million in 2023, as compared to net cash used in financing activities of R$225 million during 2022 and net cash generated in financing activities of R$16,966 million during 2021.

During 2023, we raised mainly:

•	R$8,826 million (US$1,831 million) through the issuance of 7.250% Senior Notes due 2033 and 8.500% Senior Notes due 2031; and
•	R$1,690 million through credit facilities with banks;
•	R$760 million relate to the withdrawn of TQPM of the financing amount obtained to build the ethane import terminal in the total amount of R$1,975 (US$ 408).

During 2023, we mainly used cash to pay:

•	R$ 1,561 million (US$300 million), relating to the full redemption of our outstanding 6.450% Notes due 2024; and
•	R$1,209 million, relating to the payment of aggregate expenses related to lease agreements.

During 2022, we raised mainly:

•	R$2,950 million, through the issuance of debentures in Brazil;
•	R$2,783 million, through export credit facilities; and

•	R$697 million, through the issuance of agribusiness receivables certificates in Brazil.

During 2022, we mainly used cash to pay:

•	R$2,281 million, relating to the full redemption of our outstanding 3.500% Notes due 2023 and partial redemption of our outstanding 6.450% Notes due 2024;
•	R$1,050 million, relating to the line of pre-payment of export credit lines with international and national financial institutions;
•	R$929 million, relating to the aggregate expenses of lease agreements; and
•	R$1,350 million relating to the payment of dividends for the year ended December 31, 2021 to holders of our common shares and class A preferred shares.

During 2021, we raised mainly:

•	R$6.7 billion (US$1.2 billion) in aggregate principal amount in the fourth quarter of 2021 related to Braskem Idesa’s Project Finance through the issuance of subordinated resettable fixed rate notes due February 2032;
•	R$837 (US$150 million) in aggregate principal amount in October 2021 by Braskem Idesa through a a long term loan agreement. As of December 31, 2021, the aggregate amount outstanding of such loan agreement plus interest was R$848 million (US$152 million).

During 2021, we used cash to pay:

•	R$892 million, related to export prepayment facility with local and international financial institutions;
•	R$508 million related to promissory note with international financial institutions;
•	R$653 million related to the aggregate principal amount under a financing agreement with international governmental entities;
•	R$6.9 billion related to the full redemption of the outstanding notes maturing in 2022 and of our perpetual bonds, and the partial redemption of outstanding notes maturing in 2023, 2024, 2028 and 2041;
•	R$8.0 billion, related the fully repayment of Braskem Idesa’s project finance facility and the partial amortization of the Braskem Idesa project finance facility;
•	R$842 million, related to aggregate expenses related to lease agreements; and
•	R$6.0 billion related to dividends payment for the fiscal year ended December 31, 2021 to holders of our common shares, class A preferred shares and class B preferred shares;

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

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2023, which have an impact on our liquidity.

We have adopted a calculation methodology to determine minimum cash needs for a 30-day timeframe (the “monthly vision”) and minimum cash needs for a 12-month timeframe (the “yearly vision”) for the purpose, respectively, of: (i) monitoring the liquidity needed to meet obligations coming due in the following month; and (ii) monitoring that we maintain liquidity during potential crises. Minimum cash needed for our “yearly vision” is calculated mainly based on the projected operating cash generation, less current debts and working capital needs. Minimum cash needed for our “monthly vision” considers the projected operating cash disbursements, debt service and contributions to projects, as well as the planned disbursement for derivatives maturing in the following month, among other items. For our financial policy, we adopt the greater of these two references to determine the amount of minimum cash needed.

In line with our commitment to maintaining our financial liquidity, in December 2021 we renewed the revolving credit facility in the amount of approximately R$5 billion (US$1 billion), which expires in 2026. This credit line may be used without restrictions to improve our credit liquidity or in the event of deterioration in the macroeconomic scenario. As of December 31, 2023, this credit line had not been used.

The Company’s financial liabilities, including the amounts due under the Leniency Agreement, are shown in the table below. These amounts are calculated based on cash flows not discounted and may not be reconciled with the amounts disclosed in the balance sheet.

	Within one year	Between one and two years	Between two and five years	More than five years	Total
	(in millions of reais)
Trade payables	13,522				13,522
Borrowings and debentures	2,138	3,000	11,197	64,359	80,694
Braskem Idesa borrowings	950	71	979	15,403	17,402
Derivatives	60	27	105	29	222
Loan to non-controlling shareholder of Braskem Idesa				3,288	3,288
Leniency agreement	847	206			1,053
Lease	1,347	932	1,817	1,282	5,377
At December 31, 2023	18,864	4,236	14,098	84,361	121,558
Interest discounted to present value	(1,000)	(2,773)	(1,956)	(41,484)	(47,213)
Carrying amount	17,864	1,463	12,141	42,877	74,345

Indebtedness and Financing Strategy

As of December 31, 2023, our total outstanding consolidated indebtedness was R$53,486 million (US$11,048 million), including R$11,250 million (US$2,324 million) in connection with the debt related to our Mexico Complex. As of December 31, 2023, we had R$2,490 million (US$514 million), translated solely for the convenience at the selling rate reported by the Central Bank as of December 31, 2023, of R$4.8413 to US$1.00, in outstanding indebtedness relating to a loan payable to the non-controlling shareholder of Braskem Idesa, maturing in December 2029 with interest of 7% p.a., whose proceeds were used by Braskem Idesa to fund its construction project.

On a consolidated basis, our real-denominated indebtedness as of December 31, 2023, was R$5,072, million (9.5% of our total indebtedness), and our foreign currency-denominated indebtedness was R$48,414 million (90.5% of our total indebtedness).

	2024	2025	2026	2027	2028	2029	2030	Thereafter	Total
	(in millions of reais)
Borrowings and debentures Related to Braskem	2,029	579	1,743	2,208	6,769	2,850	7,527	18,531	42,236
Borrowings Related to Braskem Idesa	739	-	-	-	466	4,290	-	5,755	11,250
Total	2,768	579	1,743	2,208	7,235	7,140	7,527	24,286	53,486

Current Indebtedness

As of December 31, 2023, the amount of our current borrowings and debentures, including interest, was R$2,768 million), of which R$739 million was current indebtedness of Braskem Idesa.

Non-current Indebtedness

As of December 31, 2023, the outstanding amount of our non-current borrowings and debentures was R$50,718 million, including the amount of R$10,511 million in connection with the secured debt related to Braskem Idesa.

Our principal sources of long-term debt are:

•	fixed-rate unsecured notes issued in the international market;
•	debentures issued in the Brazilian capital market; and
•	borrowings under bank credit facilities;

As of December 31, 2023, R$5,072 million of our long-term indebtedness was denominated in Brazilian reais, and R$48,414 million of our long-term indebtedness was denominated in foreign currencies.

Certain of the instruments governing our indebtedness contain covenants that could restrict, among other things, our and most of our subsidiaries’ ability to incur liens or merge or consolidate with any other entity or sell or otherwise dispose of all or substantially all of our or their assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses among Braskem S.A. and its subsidiaries’ indebtedness, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. As of December 31, 2023, Braskem and its subsidiaries were in compliance with the covenants under their underlying indebtedness instruments.

On June 29, 2023 Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 31, 2024. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt, because the waiver did not provide a period of grace ending at least twelve months after the reporting period, the entire balance, in the amount of R$ 502 million, was classified in current liabilities on December 31, 2023.

Additionally, on March 28, 2024, Braskem Idesa obtained a new extension of the waiver related to the covenant until March 30, 2025.Braskem Idesa is in compliance with its debt service obligations under such financing agreement.

The instruments governing a substantial portion of our indebtedness also contain change-of-control provisions that provide our counterparties with a termination right or the ability to accelerate the maturity of our indebtedness in the event of a change of our control without their consent and/or ratings decline, as applicable. For additional information, see “Item 3. Risk Factors—Risks Relating To Us And The Petrochemical Industry—If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and could affect our ability to make principal and interest payments on our debt obligations.”

Bonds

We have issued bonds in the international capital markets. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds, on which interest is payable quarterly in arrears.

In September 2023, we issued R$4,115 million (US$850 million) of 8.500% Senior Notes due 2031. The net proceeds of such issuance were used for general corporate purposes and repayment of outstanding debt.

In February 2023, we issued R$4,841 million (US$1,000 million) of 7.250% Senior Notes due 2033. The net proceeds of such issuance were used (i) to fully redeem the 6.45% Notes due 2024 and (ii) for general corporate purposes.

The table below sets forth our outstanding bonds issued in the international capital markets as of December 31, 2023, the outstanding principal amount of these securities and their maturity dates:

Security	Outstanding Principal plus Interest Amount as of December 31, 2023		Final Maturity
	(in millions of US$)	(in millions of reais)(3)
4.50% Notes due 2028(1)	1,198	5,798	January 2028
4.50% Notes due 2030(1)	1,521	7,364	January 2030
8.50% Notes due 2031(1)	872	4,220	January 2031
7.25% Notes due 2033(1)	1,028	4,976	February 2033
7.13% Notes due 2041(2)	584	2,825	July 2041
5.88% Notes due 2050(1)	768	3,720	January 2050
8.50% Subordinated Resettable Fixed Rate Notes due 2081(1) (4)	636	3,077	January 2081
(1)	Represents notes issued by Braskem Netherlands Finance B.V. and guaranteed by Braskem.
(2)	Represents notes issued by Braskem America Finance and guaranteed by Braskem.
(3)	The U.S. dollar amounts have been translated into Brazilian real amounts at the December 31, 2023, selling rate of R$4.8413 per US$1.00, as reported by the Brazilian Central Bank. The Brazilian real equivalent information presented is provided solely for the convenience of the reader and should not be construed as implying that the amounts in Brazilian reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.
(4)	The bond can be repaid by the Company at par value, for periods of 90 days prior to each interest reset, with the first interest reset taking place in January 2026 and the others every 5 years thereafter.

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

The table below sets forth our outstanding debt securities issued in the Brazilian capital markets, the outstanding principal amount of these securities and their maturity dates:

Security	Outstanding Principal plus Interest Amount as of December 31, 2023		Interest Rate	Final Maturity
	(in millions of US$)	(in millions of reais)
Debentures issued in March 2013 (1)	13	64	IPCA + 6.00%	March 2025
Debentures issued in September 2013 (2)	5	22	126,50% of CDI	September 2025
Debentures CRA – 1st tranche (3)	133	644	IPCA + 5.54%	December 2028
Debentures CRA – 2nd tranche (3)	32	154	IPCA + 5.57%	December 2031
Debentures issued in May 2022 – 1st tranche	159	769	CDI + 1.75%	May 2029
Debentures issued in May 2022 – 2nd tranche	51	248	CDI + 2.00%	May 2032
Debentures issued in August 2022 (4)	162	787	CDI + 1.75%	August 2029
Debentures issued in November 2022 – 1st tranche	232	1,124	CDI + 1.70%	November 2029
Debentures issued in November 2022 – 2nd tranche	20	98	CDI + 1.95%	November 2032
(1)	Issued by Distribuidora de Águas de Camaçari (“DAC”).
(2)	Issued by Cetrel.
(3)	Issuance of private debentures that were used as security for the issuance of Agribusiness Receivables Certificates (certificados de recebíveis do agronegócio – “CRA”) by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.
(4)	In April 2024, the debenture issued in August 2022, in the amount of R$750 million plus interests, were fully prepaid.

Revolving Credit Facility Agreement

On December 20, 2021, we entered into a revolving credit facility with a syndicate of global lenders, in the aggregate amount of up to US$1,000 million, maturing in December 2026. The new agreement replaced our previous revolving credit facility. As of December 31, 2023, we had not drawn any amount under the new revolving credit facility.

Indebtedness of Braskem Idesa

As of December 31, 2023, the carrying amount of the borrowings relating to our Mexico segment was R$11,250 million (US$2,324 million). The Braskem Idesa financing agreements and bond issuance include certain covenants that require, among other things, the presentation of audited financial statements within a certain timeframe.

On December 2012, Braskem Idesa entered into a common terms agreement with certain financial institutions to finance the development, design, construction and initial operation of the Mexico Complex. The Mexico Complex includes an ethane cracker with annual capacity of 1.05 million tons to produce ethylene, two high density polyethylene plants and a low-density polyethylene plant. In connection with the common terms agreement, Braskem Idesa entered into eight separate financing agreements with international and Brazilian financial institutions and development banks in an aggregate principal amount of up to R$15 billion (US$3.2 billion), or the Braskem Idesa Financing. All amounts disbursed under these credit facilities were secured by our shares in Braskem Idesa. In September 2015, Braskem Idesa received the final disbursement pursuant to the common terms agreement, reaching an aggregate principal amount of R$14 billion (US$3 billion).

On November 25, 2019, Braskem Idesa issued R$4,667 million (US$900 million) in aggregate principal amount of 7.450% senior secured notes due 2029. The 2029 notes are senior secured obligations of Braskem Idesa and rank pari passu with the existing Braskem Idesa senior secured obligations due 2032 and the credit facility. After the full amortization of the outstanding amount of the Braskem Idesa 2032 notes and the credit facility, Braskem Idesa’s 2029 notes will convert into senior unsecured notes. Interest on the notes is payable semi-annually, and the principal amount becomes due at maturity. The proceeds of the notes were used to partially refinance Braskem Idesa’s existing secured project finance indebtedness incurred in 2012 to construct a Complex in Mexico. Excess proceeds of the issuance were used to prepay certain other indebtedness of Braskem Idesa.

On October 11, 2021, Braskem Idesa entered into a senior secured syndicated term loan facility of up to R$3,338 million (US$600 million) with Morgan Stanley Senior Funding, Inc., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, London Branch and Itaú Unibanco S.A., Miami Branch, as lenders. The credit facility is secured by first priority security interest in favor of the lenders and all lenders share the collateral equally with the holders of the 2029 and 2032 notes and potential additional secured parties as permitted under the credit facility and the indenture governing the notes. The credit facility has a five-year term and will bear interest at a rate equal to quarterly Term SOFR plus an applicable margin ranging from 2.25% to 4.25% (depending on Braskem Idesa credit rating), to be paid quarterly. The principal amount will be repaid in semi-annual installments commencing 24 months after the closing date. The loan under the credit facility was partially drawn, R$837 million (US$150 million) on October 20, 2021 in order to fully prepaid the project finance indebtedness incurred in 2012, along with the 2032 notes issued by Braskem Idesa.

On October 20, 2021, Braskem Idesa issued R$6,697 million (US$1,200 million) in aggregate principal amount of 6.990% senior secured sustainability linked notes due 2032. The notes are senior secured obligations of Braskem Idesa and rank pari passu with the existing Braskem Idesa senior secured notes due 2029 and the credit facility. Interest on the notes is payable semi-annually, and the principal amount becomes due at maturity. The 2032 notes accrue an interest step-up by 37.5 basis points to 7.365% per annum if Braskem Idesa does not satisfy the sustainability performance target to reduce absolute GHG emissions by 15% from a 2017 baseline by year-end 2028. The proceeds of the notes were used (jointly with the credit facility) to fully refinance Braskem Idesa’s existing secured project finance indebtedness incurred in 2012 to construct a Complex in Mexico. With this financing, Braskem Idesa concluded its debt refinancing plan, replacing the remaining balance of US$1,350 million from its project finance facility with new debt instruments with a longer maturity, which extended its average debt maturity term from five to nine years. With the repayment of the project finance facility, the financial guarantees granted by Braskem for the benefit of Braskem Idesa, in the total amount of US$358 million, were extinguished.

Braskem Idesa is in compliance with its debt service obligations under such financing agreement.

Security	Outstanding Principal plus Interest Amount as of December 31, 2023		Final Maturity
	(in millions of US$)	(in millions of reais)
7.45% Notes due 2029(1) (2)	905	4,383	November 2029
6.99% Notes due 2032(1) (3)	1,226	5,936	February 2032
Credit Facilities(4)	129	625	October 2026
TQPM Financing (4)	158	766	October 2028

(1)	Represents notes issued by Braskem Idesa.
(2)	Unsecured bond
(3)	Sustainability-linked bonds. The bonds have a 10-year term and bear interest at 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met. Braskem Idesa pledged as guarantee property, plant and equipment assets in the same value as the bond.
(4)	Terminal Química pledged as collateral property, plant and equipment assets.

Capital Expenditures

During 2023, investing activities for which we used net cash on a consolidated basis primarily consisted of: (i) acquisitions of property, plant and equipment and intangible assets of R$2,936 million, in the Brazil segment, which were allocated primarily to industrial operations, including the investments related to schedule maintenance, operating efficiency, health, environmental and safety (HES), including reliability and operating safety of industrial assets, productivity, modernization and strategic projects; (ii) acquisitions of property, plant and equipment and intangible assets of R$340 million in the USA and Europe segment, which were allocated both to industrial operations and strategic projects; and (iii) acquisitions of property, plant and equipment and intangible assets of R$842 million in the Mexico segment, mainly represented by the new ethane terminal.

For additional information, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures” in our Annual Report.

Capital Expenditure Budget

We plan to invest R$2,219 million in 2024, excluding Braskem Idesa investments, which will be used mainly for (i) scheduled maintenance shutdowns in some units of resins in Brazil, U.S. and Germany; (ii) regulatory investments and those related to process safety; (iii) program for asset mechanical integrity and acquisition of spare parts; (iv) investments in Innovation & Technology, including the new lab in Boston, United States; (v) technological developments; and (vi) the ongoing construction of desulfurization unit to reduce atmospheric emissions and increase energy efficiency of the Triunfo Petrochemical Complex in Rio Grande do Sul.

With respect to Braskem Idesa, investments of R$1,270 million are planned in 2024, of which R$1,016 million is related to the ethane import terminal that will be financed through the Syndicated Project Finance Loan issued by Terminal Quimica Puerto México (TQPM). The remaining R$254 million will be allocated mainly to projects related to related to operating efficiency, such as maintenance, productivity, and HES.

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

To ensure the Fast-Track Solution’s feasibility, Braskem Idesa executed agreements with Smart Pass, a logistics operator, and with Enestas, a company specialized in cryogenic gas transportation. Smart Pass is the responsible for receiving liquefied ethane at the Port of Coatzacoalcos docks and unloading it from the vessels in cryogenic tanks. Enestas is the responsible for the transport of ethane by truck to the Braskem Idesa petrochemical complex, where the ethane is stored in existing tanks and regasified for use in the production process.

With an approximate investment of R$49.9 million (US$9.6 million), this complementary solution for acquiring feedstock had made it possible to import up to 12,800 barrels per day of ethane to the Petrochemical Complex in Mexico, which represents 19% of its ethane needs. In February 2020, Braskem Idesa started its operation to import ethane (the “Fast Track Solution”) and imported its first shipment of ethane.

The total investment in the Fast Track Solution, considering expansion, is an approximate total investment of R$67.5 million (US$12.1 million), with approximately R$55.2 million (US$9.9 million) spent by the end of 2020. The expansion of this complementary solution for acquiring feedstock makes it possible to import up to 35,000 barrels per day of ethane to the Petrochemical Complex in Mexico, which represents 50% of its ethane needs. In December 2020, Braskem Idesa concluded the first phase of expansion of the Fast Track Solution to 20 kbpd and, in April 2021 we concluded the second phase of expansion to a total capacity of 25 kbpd. By 2022 Braskem Idesa increased the total capacity up to 35,000 bpd as a result of additional investment of R$86.5 million (US$15.5 million).

By 2023, our petrochemical complex had an operating rate of approximately 77% primarily due to the shortfall in ethane supplied under the ESA, which was partially offset by imported ethane supplied by the Fast Track Solution. We diversified our sources of feedstock supply with the Fast-Track Solution and we plan to increase our import capacity in the future by adding additional discharge stations, both at the port and at our plant. Once the Ethane Import Terminal is operational, we expect to rely less on the Fast-Track Solution.

In addition, to implement the Fast-Track Solution, we executed the BNL Ethane Supply Agreement, a contract for the purchase of a target volume of ethane per year with Braskem Netherlands in February 2020, which has a term of twenty-four months, extendable for one optional period of six months. The price of ethane was determined by a contractual formula, and penalties would apply for delivery delays or if incorrect quantities are delivered. In addition, we have purchased additional volumes of ethane from Braskem Netherlands by entering into the BNL Ethane Supply Agreement Amendment.

On December 18, 2023, Braskem Idesa entered into a term agreement for the purchase of ethane with Braskem Netherlands, B.V., in effect until March 2033, using Mont Belvieu price reference, in order to import: (i) additional capacity of ethane to the ethane currently supplied by Pemex before Ethane Import Terminal becomes fully operational, and (ii) all ethane requirements of Braskem Idesa after Ethane Import Terminal become operational.

For additional information, particularly relating to the risks associated with this project, please see “Item 3.D Risk Factors—Risks Relating to Mexico—We source part of our ethane feedstock from Pemex TRI in Mexico, which we expect to be our primary source of ethane until the Ethane Import Terminal is operational.”

Braskem Idesa is also developing the Ethane Import Terminal, a long-term alternative source of imported ethane and a pipeline that will connect the terminal directly to our Complex. The expected ethane capacity of the Ethane Import Terminal would be enough to fulfill the total ethane needs for the Mexico Complex. This terminal would provide the capacity to import more ethane than we currently require. With this, our Mexico Segment will be able to source the total needs of our Mexico Complex to increase our polyethylene production and take advantage of the forecasted increase in demand for polyethylene products in North America and around the world.

On October 12, 2021, Braskem Idesa and Braskem Idesa Servicios incorporated Terminal Química Puerto México, S.A.P.I. under the laws of Mexico, with the main purpose of designing, constructing and developing the ethane import terminal. In addition, on December 09, 2021, Braskem Idesa’s board of directors approved the Final Investment Decision (“FID”) in order to invest in the Ethane Import Terminal Project.

The estimated cost of the Ethane Import Terminal and related infrastructure investment is approximately R$2,327 million (US$446 million) (inclusive of financing costs and VAT). On June 13, 2022, Braskem Idesa and TQPM, entered into a stock purchase agreement with Advario, a carve-out of Oiltanking GmBH, for a 50% interest in TQPM, subject to certain conditions precedents. The Mexican Antitrust agency (COFECE) approved such purchase on October 3, 2022. On March 1, 2023, Braskem Idesa met the conditions precedent, receiving the payment of R$292 million (US$56 million) referring to the capital contribution disbursed, which was equivalent to 50% interest in TQPM’s capital by Braskem Idesa until the respective date, totaling R$584 (US$112 million). The Ethane Import Terminal is expected to be completed and to reach full capacity by the end of 2024, but there may be delays.

On October 2023, with the support of its shareholders, Braskem Idesa and Advario, TQPM secured the financing of R$1,975 million (US$408 MM) Senior Loan, by INBURSA, ING KFW-IPEX, Credit Agricole, Mizuho, and DEG. It is a syndicated project finance loan, a five-year mini-perm deal with standard guarantees for a transaction of this nature. The capital structure of the project is expected to be 30% equity and 70% debt of the total investment. On November 2023, TQPM made the first disbursement of the syndicated project finance loan in the amount of R$760 million (US$157 million).

On October 7, 2022, TQPM entered into a land purchase agreement with Administración del Sistema Portuario Nacional Coatzacoalcos, S.A. de C.V. (“ASIPONA”) for the land that will be used for the construction of the storage system of the Ethane Import Terminal. Also, TQPM obtained the construction license for construction of the storage system on December 22, 2022.

On October 31, 2022, TQPM entered into an Alliance Engineering, Procurement and Construction Contract with ICA Flour Daniel, S. de R.L. de C.V. (“ICAF”), in order to ICAF be responsible for the design, engineering, procurement, construction, commissioning and deliver turnkey the Ethane Import Terminal to TQPM.

The Ethane Import Terminal is expected to be completed by the end of 2024 and to reach full capacity by the first half of 2025, but there may be delays. Please see “Item 3. D Risk Factors—Risks Relating to Mexico—We source part of our ethane feedstock from Pemex TRI in Mexico, which we expect to be our primary source of ethane until the Ethane Import Terminal is operational.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our board of directors (“conselho de administração”) and our board of executive officers (“diretoria estatutária”) are responsible for operating our business.

Board of Directors of Braskem

Our by-laws provide for a board of directors of eleven members and alternate directors. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member. Our board of directors is a decision-making body responsible for, among other things, determining policies and guidelines, as well as the approval for acquisition of products and material and execution of certain contracts for our business and our wholly owned subsidiaries and controlled companies, when applicable. Our board of directors also supervises our board of executive officers and monitors its implementation of the policies and guidelines that are established from time to time by the board of directors. Under the Brazilian Corporate Law, our board of directors is also responsible for hiring independent accountants.

The members of our board of directors are elected at general meetings of shareholders for a two-year unified term and are eligible for reelection. The terms of all current members will expire at our annual shareholders’ meeting to be held in April 2024. Members of our board of directors are subject to removal at any time at a general shareholders’ meeting, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters. The position of Chief Executive Officer and Chairman of the board of directors cannot be held at the same time by the same individual according to the Brazilian Corporate Law. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors and they do not have to be our shareholders. Our board of directors is presided over by the chairman of the board of directors, and, in his absence or temporary unavailability, by the vice-chairman of the board of directors. The chairman and the vice-chairman of our board of directors are elected at a general shareholders’ meeting from among the members of our board of directors to serve for two-year terms and are eligible for reelection.

Our board of directors ordinarily meets every month and extraordinarily whenever called by the chairman, the vice-chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the current directors and are taken by majority vote, other than certain actions which require the consensus of the nominees of Novonor S.A. – Em Recuperação Judicial (“Novonor”), and Petrobras Brasileiro S.A.–Petrobras (“Petrobras”) under the Braskem S.A. Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements—Braskem S.A. Shareholders’ Agreement.”

The following table sets forth certain information with respect to the current members of our board of directors and their alternates as of the date of this annual report:

Name	Member Since	Position Held	Age
José Mauro Mettrau Carneiro da Cunha	December 20, 2019	Chairman of the Board	74
Eduardo Bacellar Leal Ferreira (1)	April 19, 2022	Vice-Chairman of the Board	71
José Luis Bringel Vidal (1)	April 19, 2022	Board Member	58
Gesner José de Oliveira Filho (1)	June 27, 2017	Board Member	67
-João Pinheiro Nogueira Batista (1)	April 16, 2019	Board Member	67
Juliana Sá Vieira Baiardi	April 19, 2022	Board Member	50
Héctor Nuñez	November 18, 2021	Board Member	61
Roberto Faldini	May 22, 2019	Board Member	75
Charles Lenzi (1)	April 19, 2022	Board Member	65
Marcelo Klujsza	August 24, 2020	Board Member	61
André Amaro da Silveira (1)	June 8, 2016	Board Member	60
Rodrigo Tiradentes Montecchiari	April 19, 2022	Alternate	47
Daniel Pereira de Alburquerque Ennes	May 29, 2020	Alternate	44
Guilherme Simões de Abreu	May 29, 2020	Alternate	72
Marco Antônio Zacarias	April 19, 2022	Alternate	63
Lineu Fachin Leonardo	April 19, 2022	Alternate	42
(1)	Independent director.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. José Mauro Mettrau Carneiro da Cunha was elected as an effective member and Chairman of the Company’s Board of Directors on May 29, 2020, and he has been appointed by shareholder Novonor. Mr. José Mauro was reelected as an effective member and Chairman of the Company’s Board of Directors on May 29, 2020 and on April 19, 2022. He was Chief Executive Officer of Novonor from April 2021 to March 2022 and was a member of the Board of Directors of Oi S.A. from September 2018 to September 2020, having previously served as Chairman of the Board of Directors of Oi S.A. since 2009. Mr. José Mauro began his career as an employee of BNDES, where he held several positions and held various executive positions (from 1974 to 1990), having also been appointed Director (from 1991 to 1998) and Vice President, responsible for the Industrial Operations, Legal and Tax Affairs areas (from 1998 to 2002). His main professional experiences include: (i) Full Member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A., in September 2015); (ii) Full Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Interim Chief Executive Officer of Oi S.A. in 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), where he also served as an Alternate Member of the Board of Directors in 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., formerly Calais Participações S.A. (from 2007 to December 2016); (v) Member of the Board of Directors of Log-In Logística Intermodal S.A. (from 2007 to 2011); (vi) Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) Full member of the Board of Directors of the following companies: (a) Braskem S.A. (from 2007 to 2010), where he previously held the position of Vice President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. - Banco do Estado do Espírito Santo (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro graduated in mechanical engineering from Universidade Católica de Petrópolis, in Rio de Janeiro, in 1971. He completed an Executive Program in Management at the Anderson School, University of California, in December 2002.

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

José Luis Bringel Vidal (independent member). Mr. José Luis Bringel Vidal was elected as an effective member of the Company’s Board of Directors on April 19, 2022, and he has been appointed by shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. José Luis Bringel Vidal has been a member of the Advisory Board and the Founder President of the Mining Committee of the Commercial Chamber Brazil-Texas, since July, 2023. He is also a founding member and coordinator of the Infrastructure and Logistics Committee, of RGB - Rede de Governança do Brasil, since April 2021; Senior Government Relations Consultant of Norsk Hydro do Brasil, since February 2021; Member of the Board of Directors of Santos Brasil S.A., since May 2018, and of BEMISA - Brasil Exploração Mineral S.A., since March 2011. He is a Shareholder and Member of the Board of Directors of WV Logistics, since January 2020, and was Founding Partner and C&O from November 2003 until January 2020. He was Director of the Logistics and Transportation Division of the Infrastructure Department of FIESP - Federation of Industries of the State of São Paulo, from February 2020 to January 2022; Member of the Advisory Board of the Port of Angra dos Reis, from March 2020 to May 2021; Member of the Advisory Board of ABPM - Brazilian Association of Mineral Research Companies, from March 2017 until September 2020; Senior Consultant at Rio Tinto Alvan (Alcan), from December 2017 until July 2018; Founding Partner at TACV - Transport System Development, from August 2013 until July 2017; Senior Consultant at Piaui State Government - BR, from March 2015 until March 2016; Senior Consultant at Zamin Resources Limited, from November 2015 until January 2016; Senior Consultant at Warburg Pincus LLC, from January 2015 until May 2015; Senior Consultant at Itochu Corp & JFE Steel & Posco Group & China Steel, from March 2014 until October 2014; Senior Consultant at Hatch - CODELCO, from July 2014 until September 2014; Senior Consultant at Rio Tinto Alcan, from May 2011 until March 2013; Senior Consultant at SNC - LAVALIN, from February 2012 until May 2012; Senior Consultant at Itochu Corporation & JFE Steel & Nippon Steel & Posco Group & China Steel, from March 2008 until November 2008; Logistics Director at BEMISA - Brasil Exploração Mineral S. A., from June 2007 until September 2008; Senior Advisor of Bahia Mineração S.A. - BAMIN, from March 2005 until April 2006; National Coordinator of the Logistics Council of FECOMÉRCIO - Federação do Comércio do Estado de São Paulo, from June 2001 until March 2005; General Manager of Pasha Brasil, of The Pasha Group - Rio Doce Pasha Terminais L.P., from July 2001 to October 2003; Manager of the São Paulo Business Unit of Ferrovia Centro Atlântica S.A. - FCA, from January 1997 to June 2001. He is an Electrical Engineer from Escola de Engenharia de Mauá, in 1992. He holds a Post-Graduate degree in Market-Oriented Business Administration from Escola Superior de Propaganda e Marketing, in 1994; Board of Directors Program, from Instituto Brasileiro de Governança Corporativa, in 2012; Certification as Experienced Board Member (CCA+), from Instituto Brasileiro de Governança Corporativa, in 2019 – Certificate renewed in August 2022 (credential code 31581/2022); Update for Certified Board Members, from Instituto Brasileiro de Governança Corporativa, in 2020; Corporate Risk Management 1st Edition, by the Brazilian Institute of Corporate Governance, in 2020; Advanced Course for Board Members 14th Edition, by the Brazilian Institute of Corporate Governance, in 2020; Professional Education Specialization Leadership in Innovation, by MIT - Massachusetts Institute of Technology, in 2021; Specialization in Risk Management and Financial Decision Making, by the University of Chicago, in 2021. ESG: how to rethink and innovate business in a changing world - Integrated Leadership Training Program, by the Instituto Brasileiro de Governança Corporativa, in 2022; and Coordinator & Professor of the 1st Improvement Program in Governance, Compliance and Risk Management with Emphasis on Transport and Infrastructure promoted by the Latin American Institute of Governance and Public Compliance (IGCP) for Members of the National Transport Confederation (CNT) and Institute of Transport and Logistics (ITL), in 2022. He has been a Visiting Professor at FGV Transportes - Fundação Getúlio Vargas since August, 2023.

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

João Pinheiro Nogueira Batista (independent member). Mr. João Pinheiro Nogueira Batista was elected as an effective member of the Company’s Board of Directors on April 16, 2019, and he has been appointed by the shareholder Novonor S.A. - Em Recuperação Judicial. Mr. João Nogueira was reelected on May 29, 2020 and on April 19, 2022. Mr. João Nogueira is currently the CEO of Marisa Lojas S. A. since February, 2023, as well as Board’s President of Vports Autoridade Portuária S.A. Mr. João Pinheiro Nogueira Batista has served for more than 10 years on the Board of Directors of companies in Brazil and abroad. Until January 2022 Mr. João Nogueira was CEO of Evoltz Participações S.A. He is also member at two third sector organizations: Associação Maria Helen Drexel and Instituto de Reciclagem do Adolescente-Recicla. In the Novonor Group, he was an independent member of the Boards of Directors of Odebrecht Engenharia e Construção since June 2017 and of Ocyan since April 2018, in which he remained until January 2019, when he joined the Board of Directors of Novonor S.A. – Em Recuperação Judicial and remained until April 2021. In his broad executive career built in the public and private sectors, he was CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, as well as held directorships in companies such as Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Nogueira Batista holds a degree in economics from PUC - RJ and an MBA in Economic Engineering from Universidade Gama Filho, Rio de Janeiro.

Juliana Sá Vieira Baiardi. Ms. Juliana Sá Vieira Baiardi was elected as an effective member of the Company’s Board of Diretors on April 19, 2022, and she has been appointed by the shareholder Novonor – Em Recuperação Judicial. Ms. Juliana Baiardi joined Odebrecht Group in August 2011. Ms. Juliana Baiardi acts as member of the Board of Directors of OTP and of Enseada Industrial Naval S.A. - Em Recuperação Judicial. From April 2021 until June 2022, she has been an advisor of Novonor’s CEO and from June 2022 to October 2023, she was Leader of Business-Participations of Novonor. Ms. Juliana Baiardi was Vice-Chairman of the Board of Odebrecht Engenharia e Construção from October, 2019 until June, 2022. Ms. Juliana Baiardi acted as CEO at Atvos from May 2019 to February 2021; CEO of OTP from May 2017 to May 2019; CEO of Odebrecht Ambiental from September 2016 to April 2017; CFO of Odebrecht Ambiental from February 2016 to September 2016; and Director of Logistics of OTP from August 2011 to February 2016. Before joining Odebrecht Group, Ms. Juliana Baiardi worked 10 years at J P Morgan in the Investment Banking Latin America and Private Equity areas. She also worked at Dresdner Bank in Brazil in the Project Finance sector from 1997 to 1999. Ms. Juliana Baiardi holds a degree in Civil Engineering from UFBA Universidade Federal da Bahia and an MBA from Columbia Business School in New York.

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

Roberto Faldini. Mr. Roberto Faldini was elected as an effective member of the Company’s Board of Directors on May 22, 2019, and he has been appointed by the shareholder Novonor. Mr. Roberto Faldini was reelected on May 29, 2020 and on April 19, 2022. He is CEO and partner of Faldini Participações Administração e Investimentos Ltda. Besides the Board of Braskem SA, he is currently a member of the Boards of Irani Papel e Embalagens SA, Cia. Habitasul de Participações and Litela S.A. He voluntarily participates as a member of the Board of Trustees of the Dorina Nowill Foundation for the Blind, member of the Board of Trustees of Norberto Odebrecht Foundation and also of the Crespi Prado Foundation, where he is also the CEO, and the Norberto Odebrecht Foundation. He is the director of Fundação Cultural Ema Gordon Klabin. Mr. Roberto Faldini is a professor at the IBGC – Brazilian Institute of Corporate Governance and a guest professor at Fundação Dom Cabral and an arbitrator at CAM - Arbitrage Chamber of the Exchange Market of the B3. Since the 80’s he has participated as a member of the Board of Directors and Advisory Board of several companies in Brazil and abroad, among them BOVESPA, Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet, Sadia, BRF, Banco BMG, Vulcabrás and Marfrig. He was a co-founder of IBGC - Brazilian Institute of Corporate Governance in 1995 and is still active in several of its committees. He is an associate member of IBEF - Brazilian Institute of Financial Executives and of FBN - Family Business Network. Mr. Faldini is also an Honorary Board Member of Abrasca - Brazilian Association of the Public Traded Companies. For over 20 years he was an executive officer, shareholder and member of the Board of Directors of Metal Leve S.A., he was Chairman and President of CVM (Brazilian Securities Exchange Comission) in 1992. He was coordinator for 5 years (2002 - 2007) in São Paulo of the Núcleo da Empresa Familiar - PDA, of the Dom Cabral Foundation. He graduated in Business Administration at Fundação Getúlio Vargas (1972) and has specialization in (i) Advanced Management from Fundação Dom Cabral and INSEAD Fontainebleau – France (1991); (ii) Entrepreneurship at Babson College (2004) and (iii) Corporate Governance (IFC and IBGC - 2009, 2011, 2013 and 2016). From 2016 to the present, he continued and continues to participate in several courses and seminars in Brazil and abroad, as well as, events related to Business Strategy, Business Administration, Corporate and Family Governance aiming his continuous learning.

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

Marcelo Klujsza. Mr. Marcelo Klujsza was elected as an effective member of the Company’s Board of Directors on August 24, 2020, and he has been appointed by the shareholder Petróleo Brasileiro – Petrobras. Mr. Marcelo Klujsza was reelected on April 19, 2022 and is a member of its Support Committee - Finance and Investment Committee. Mr. Marcelo Klujsza has served in senior management positions in consulting companies - CEO of Metal Data S.A. and Vice President of Alexander Proudfoot Consultoria - in addition to acting as a consultant through his own company - Metakarp Value Consulting, offering support to the management and board of directors of companies, especially in the mineral and metallurgical industry segment. He has also worked in technical, management and senior management positions at Vale, Rio Paracatu Mineração, Rio Tinto Brasil, IBM Brasil and Grupo Solmucci Entretenimento. At Petrobras, he held the position of Assistant to the Board of Directors from 06/2015 to 11/2015 and Advisor to the Presidency from 12/2018 to 04/2021. He held the position of Chairman of the Board of Directors of Liquigás Distribuidora S.A. from 06/2019 to 12/2020. He holds a degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro, a master's degree in Geosciences/Geology from Universidade Federal do Rio de Janeiro, a specialization in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro, a Board Member Development Course from Minas Gerais Industry Federation - FIEMG and has a professional career spanning 35 years.

André Amaro da Silveira (independent member). Mr. André Amaro was elected as an effective member of the Company’s Board of Directors on January 26, 2023, and holds the position of member of the Statutory Compliance and Audit Committee since April 27, 2022. He has been appointed by the shareholder Novonor. Mr. André Amaro acted as an alternate member of the Board of Directors from 2016 until 2023. He also worked with Novonor Group from 1988 to 2018. In addition to the aforementioned office at the Company, Mr.André Amaro is an effective member of the Board of Directors of Ocyan S.A., working also as coordinator of the Culture, Communication, Personnel and Sustainability Committee and as a member of the Compliance and Audit Committee, he is an effective member of the Board of Directors of the OTP, and also acts as coordinator of the Personnel and Organization Committee and as member of the Finance and Investment Committee, and member of the Advisory Board of Supermix S.A. He began his career in heavy infrastructure projects and led Odebrecht investments in the concession of public services in Brazil, Argentina and Portugal. During this period, he was also Project Finance and Export Chief Officer at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem, Vice President of People and Planning at Novonor S.A., President of Odebrecht Properties and of Odebrecht Defesa e Tecnologia and Chairman of the Board of Directors of Redram Construtora de Obras S.A. He holds a graduate degree in Civil Engineering from Universidade Federal de Minas Gerais and a Master’s degree in Business Administration from IMD.

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

Guilherme Simões de Abreu. Mr. Guilherme Simões de Abreu was elected as an alternate member of Braskem’s Board of Directors on May 29, 2020, and he has been appointed by shareholder Novonor. He held the position of Responsible for People, Communication and Organization at Novonor S.A., from January 2020 to January 2024. From June 2018 on, he holds the position of Executive Secretary of the Board of Directors of Novonor S.A. - Em Recuperação Judicial From 2013 to March 2017, he was Manager of Novonor, for People and Organization matters.

Marco Antonio Zacarias. Mr. Marcos Antonio Zacarias was elected as an alternate member of the Company’s Board of Directors on April 19, 2022. He has been appointed by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Marcos Antonio is the Legal Representant and Operation and Commercialization Manager at Petrobras Colombia Combustíveis S.A. since August 3, 2022, and has been CEO of Petrobras Uruguay S.A. de lnversión and of Petrobras Uruguay Servicios y Operaciones S.A, since March 1, 2020 until November 22, 2022. He was CEO of Petrobras Uruguay Distribuición S.A. and Misurol S.A., from 03/01/2020 to 02/05/2021; Director of Petrobras Uruguay S.A. de lnversión, Vice President of Petrobras Uruguay Distribuición S.A., Vice President of Mirusol S.A., and Vice President of Petrobras Uruguay Servicios y Operaciones S.A., from 01/01/2018 to 02/29/2020; Vice President of Distribuidora de Gas Montevideo S.A. and Director of Conecta S.A., from 01/02/2019 until 09/30/2019; General Manager of Company Management and Benefits, from 2016 until 2017, General Manager of Financial Management, in 2016, Executive Manager of Corporate Finance, from 2015 until 2016, General Manager of Financial Management, from 2006 until 2015, Manager of Subsidiary Coordination, from 2005 until 2006, Accounting Manager of International Business, from 2000 until 2005, at Petrobras - Petróleo Brasileiro S.A.; Financial Control Manager, at Petrobras lnternacional S.A. - Braspetro, from 1999 to 2000; and Financial and Administrative Manager, at Petrobras Colombia, from 1995 to 1999. He worked at Amil Assistência Médica lnternacional Ltda., at Cobra Computadores S.A., at Banco Mercantil de São Paulo S.A. and at the Ministério da Aeronáutica during his mandatory military service. He graduated in Accountancy from the Universidade do Estado do Rio de Janeiro in 1987. He holds an MBA in Business, Controlling, Auditing and Accounting from Fundação Getúlio Vargas, in 1994; an MBA in Accounting Management from the University of São Paulo, in 2005; an Advanced Management Program from INSEAD Business School, Fontainebleau, France, in 2008; and an Advanced International Program in Oil and Gas Financial Management from the University of Texas at Dallas, USA, in 1997.

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

Our by-laws require that the board of executive officers consists of a chief executive officer and between three and nine additional members, each responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, and our chief executive officer and, have no formal titles (other than the title of executive officer or director) but have the informal titles set forth in the table below.

The members of our board of executive officers are elected by our board of directors for a three-year terms unified terms and are eligible for reelection. The current term of all of our executive officers ends at the first board of directors meeting held immediately after our annual shareholders’ meeting to be held in 2024. Our board of directors may remove any executive officer from office at any time with or without cause. Company’s by-laws do not require the members of our board of directors to be a resident in Brazil or become our shareholders. Our board of executive officers holds meetings when called by our chief executive officer.

The following table lists the current members of our board of executive officers as of the date of this annual report:

Name	Year of First Appointment	Position Held	Age
Roberto Bischoff	2023	Chief Executive Officer	68
Pedro van Langendonck Teixeira de Freitas	2016	Chief Financial Officer and Head of Procurement and Institutional Relation	48
Edison Terra Filho	2017	Executive Officer and Head of the Olefins & Polyolefins South America	52
Marcelo Arantes de Carvalho	2015	Executive Officer and Head of People, Communication, Marketing and Sustainable Development	55
Marcelo de Oliveira Cerqueira	2013	Executive Officer and Head of Brazil Manufacturing and Global Industrial Operations	58
João Henrique Rittershaussen	2023	Executive Officer and Head of Investments & Digital Technologies	59

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

Pedro Van Langendonck Teixeira de Freitas. Mr. Pedro van Langendonck Teixeira de Freitas was elected as the Company’s Financial and Investors Relations Officer on April 01, 2016 and was reelected on May 09, 2018 and on April 14, 2021. He is also currently responsible for Procurement and Institutional Relations. In this office, he globally leads the financial, investors relations, procurement and strategic planning areas, and coordinates the institutional relations in Brazil. In this context, he is responsible for the Company’s financial management, for innovation in the search for efficiency in management processes and for the motivation of a high-performance team. From 2011 to 2016, he was responsible of Braskem’s Corporate Strategy, developing the business plan and evaluating investments and M&A opportunities. Previously, he worked in strategy consulting, having participated in the definition of business and M&A strategies in various industries, including petrochemicals, agribusiness, consumer goods and pharmaceuticals. Mr. Pedro Freitas holds an Industrial Engineering degree from the Polytechnic School of Universidade de São Paulo USP, and an MBA from INSEAD.

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

Marcelo de Oliveira Cerqueira. Mr. Marcelo de Oliveira Cerqueira has been appointed as a member of the Company’s Executive Management on October 21, 2023 and was reelected on May 6,2015, May 9, 2018, and April 14, 2021 and he is currently the Executive Vice-President of Manufatura Brasil e Operações Industriais Globais. Mr. Cerqueira has more than 35 years of experience in the chemical and petrochemical industry. He has started his career in 1987acting in industrial plants, and in 1989 he joined Companhia Petroquímica Camaçari, which its assets are currently integrated to Braskem. Since then, he worked on Production, Logistics, Health, Safety and Environment – SSMA and Supplies areas and held different leadership positions as Production Manager, Industrial Director, Business Director and Vice-President of Business Unit. Mr. Marcelo Cerqueira holds a degree in Chemical Engineering from Universidade de Pernambuco and an MBA in Business Management from FGV, and he has attended the Global Leadership Program at Wharton Business School - University of Pennsylvania.

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

João Henrique Rittershaussen. Mr. João Henrique Rittershaussen acted as Executive Officer of Production Development at Petróleo Brasileiro S.A. – Petrobras from April 2021 to May 2023. From November 2017 until April 2021, he acted as Executive Manager from Surface, Refining, Gas and Energy also at Petrobras. From May 2016 until November 2017, he occupied the position of General Procurement Manager; from May 2012 until May 2016, he acted as General Manager of Project Implementation; and from October 2010 until May 2012, he acted as General Manager of Supplier Market Development, all the positions at Petrobras, company where he has acted since 1987. Mr. João Henrique is an Electrical Engineer by UFMG and Oil Engineer by Petrobras, he holds an Executive and Advanced MBA in Administration from COPPEAD and an Advanced Management Program from Insead – France.

Board Committees

On November 8, 2023 our board of directors approved a revision of its internal rules, and between 2021 and 2023 also updated the board committees’ internal rules. Under these revised rules, our bylaws and the Braskem shareholders’ agreement, our board of directors has established four permanent committees and has the power to establish ad-hoc committees. Permanent committees must have at least three and no more than five members. Ad-hoc committees may be convened for a limited period to consider temporary issues and are dissolved when their purpose has been achieved or when the term established upon the creation of such committees expires. The number of members of the ad-hoc committees is defined upon the creation of such committees. An English translation of the internal rules of our board of directors and each of its committees is available on our investor relations website at www.braskem-ri.com.br.

We currently have the following four permanent committees: (1) the Finance and Investment Committee, (2) the People and Organization Committee, (3) the Strategy, Communication and ESG Committee and (4) the Statutory Compliance and Audit Committee. The duties of each permanent committee are established in their respective internal rules, all approved by our board of directors. The members of each permanent committee are appointed by the chairman of the board of directors, solely from among its members and alternate members (except for the Statutory Audit and Compliance Committee as described below), and the committee’s coordinators are appointed by the chairman of the board of directors. The members of the Statutory Compliance and Audit Committee are elected by the board of directors after being appointed by the chairman. Our board of directors does not delegate the power to take actions on behalf of our Company to the permanent committees; rather the role of the permanent committees is to examine certain matters to assist in deliberations under the board of directors’ responsibility, except the Statutory Compliance and Audit Committee which has certain specific duties.

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

External Members

José Écio Pereira da Costa Junior. Mr. José Écio Pereira da Costa Junior was elected as an effective member of the Company’s Statutory Compliance and Audit Committee on November 9, 2021 and reelected on April 27, 2022 by the Company’s board of directors. He holds a graduate degree in Business Administration and Accounting Sciences. He entered the auditing career in 1974 at Arthur Andersen & Co and was promoted to International Partner in 1986 and later, in June 2002, became a partner at Deloitte Touche Tohmatsu in Brazil, remaining there until May 2007, when he retired. From October 1993 until May 2004 he was the managing partner responsible for the Curitiba office of these auditing and consulting firms. Founding partner of JEPereira Consultoria em Gestão de Negócios S/S, in January 2008, acting with emphasis on consultancies related to: strategic management, consultancy in the preparation of companies and their shareholders to act in the New Capital Market, besides acting as adviser in Audit Committees with the Boards of Public Companies. He was a member of the Board of Directors of GAFISA S.A. from June 2008 to April 2018 and Coordinator of the Audit Committee from June 2008 to April 2016, becoming a member of the fiscal Council from then until April 2018. He also served as a Member of the Statutory Audit Committee of FIBRIA S.A. from April 2013 to March 2018, and was also Chairman of the Fiscal Council from December 2009 to March 2013. He served as Coordinator of the Audit Committee of VOTORANTIM INDUSTRIAL S.A - VID from June 2012 to June 2014 and served as Coordinator of the Audit Committee of VOTORANTIM METAIS S.A (currently NEXA S.A) from June 2014 to December 2017 and for VE VOTORANTIM ENERGIA S.A from June 2017 until February 2022. He served as Member of the Audit Committee of CESP S.A from April 2019 to April 2021. He also served as a member of the Board of Directors of Ouro Verde Locação e Serviço S.A in the period from October 2018 to June 2019. He also served as a member of the Board of Directors of BRMALLS S.A. (shopping center management company registered with the CVM - Novo Mercado) from April 2010 to April 2014. He also served as a member of the Board of Directors of Grupo NOSTER (privately-held company in the area of public transportation in Curitiba, and power generation) from January 2011 to September 2013. He served as Coordinator of the Audit Committee of VOTORANTIM CIMENTOS S.A from October 2013 to April 2023. He also served as a Coordinator of the Audit Committee at CITROSUCO S.A since December 2014. He serves as Coordinator of the Audit Committee since June 2014 at CBA – COMPANHIA BRASILEIRA DE ALUMÍNIO S.A. He also serves as a member of the Audit Committee at Mobly S.A since June 2021. He also serves as a member of the Board of Directors of Princecampos Participações S.A., elected in April 2010 and as Chairman of the Fiscal Council at Demercado Investimentos S.A., elected in November 2020.

Maria Helena Pettersson. Ms. Maria Helena Pettersson was elected as an effective member of the Company’s Statutory Compliance and Audit Committee on November 9, 2021 and reelected on April 27, 2022. Ms. Maria Helena Pettersson has a bachelor's degree in Accounting and Business Administration with several improvement courses in finance, business management, internal controls, business and asset valuation etc. Board member and senior consultant with 40 years of experience in accounting, financial statements, corporate governance, internal and external financial reporting, internal controls, internal policy compliance, compliance with laws and regulations, risk governance and international accounting. She has served as an audit and consulting partner, coordinating services to large multinational companies, large Brazilian business groups, publicly traded companies in Brazil and SEC-listed companies, in various industries, such as media and entertainment, airlines, telecommunications, manufacturing, retail and trade, services, healthcare, among others. She is currently a member of the Advisory Board of CARLAB at Rutgers University, member of the Audit Committee of Tecnisa S.A., member of the Audit Committee of China Three Gorges Brasil Energia S.A. (CTG Brasil), member of the Board of Directors of U&M Mineração e Construção S.A., and member of the Fiscal Council of Confederação Brasileira de Rugby – CBRU and of the Audit Committtee of Associação Umane, both of which are not-for-profit entities. She provides independent consulting services in the areas of corporate governance and compliance for large companies, committee structuring at the Board level, preparation for M&A and IPO due diligence, and professionalization of the management of family-owned companies. She worked for nearly 30 years in independent auditing, led audits of financial statements for local and international purposes, and conducted large and complex consulting engagements, including IPOs, mergers, acquisitions and post-transaction integration, debt restructurings and judicial restructurings. She has experience in the areas of accounting and financial statements, corporate financial reporting, compliance with capital markets laws and regulations, financial planning, business valuation, risk management, internal and external auditing, and masters the Brazilian and international regulatory framework of the auditing profession, in addition to familiarity with global best practices in corporate governance.

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

Everson Bassinello. Mr. Bassinello has served as our Chief Compliance Officer (CCO) since August 2016 and has led our global initiatives related to risk management, internal controls, compliance, data protection and internal audit. He served in leadership positions at Companies of the Votorantim Group, including VCP and Fibria between June 2000 and July 2016. Mr. Bassinello holds a degree in mechanical engineering from Universidade Federal de Itajubá (UNIFEI), a graduate degree in business administration from Fundação Getúlio Vargas (FGV), an MBA degree from the Business School São Paulo (BSP) and a specialization degree in corporate governance from the Kellogg School of Management.

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

The members of our fiscal council and theirs alternate members are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting, which will be held in 2024. Under the Brazilian Corporate Law, the fiscal council may not contain members who are members of our board of directors or of our board of executive officers or be employees of the Company or of its controlled companies or of companies from the same group, or spouses or relatives, up to third degree of relatives, of any member of our management. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been an officer or fiscal council member of another Brazilian Company for at least three years prior to election to our fiscal council. Holders of (1) preferred shares without voting rights, or with restricted vote, and (2) non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect, in a separate voting, one member and his or her respective alternate to the fiscal council.

The responsibilities of a fiscal council are established by the Brazilian Corporate Law. In accordance with the Brazilian Corporate Law, our fiscal council has the right and obligation to, among other things:

•	supervise, through any of its members, the actions of our managers and to verify the fulfillment of their duties;
•	give an opinion on the annual report of our management, including the supplementary information deemed necessary or useful for deliberation at a general meeting;
•	at least every three months examine the trial balance sheet and other financial statements periodically prepared by the company;
•	examine the accounts and financial statements for the financial year and give an opinion on them;
•	opine on any management proposals to be submitted to a vote of our shareholders related to:
o	changes in our share capital;
o	issuances of debentures or rights offerings entitling the holder to subscribe for equity securities;
o	distributions of dividends; and
o	transformation of our corporate form and any corporate restructuring, such as takeovers, mergers and spin-offs;
•	inform our management of any error, fraud or detected and suggest measures we should take in order to protect our primary interests. If our management fails to take the measures required to protect our interests, inform our shareholders at a shareholders’ meeting of these facts;
•	call general shareholders’ meetings if management delays the general shareholders’ meeting for more than one month and call special shareholders’ meetings in the event that important matters arise;
•	to attend the Board of Directors’ Meetings in which it must give an opinion on the subjects to be resolved upon the council;
•	to attend or be represented, by at least one of its members, in the Company’s General Meetings, answering the requests for information made by our Shareholders; and
•	to request that the Company’s Management, upon request of any of its members, provide clarifications or information about specific facts, provided that they are related to its supervisory duty, under the law and the Company’s Bylaws.

The following table lists the current members of our fiscal council:

Name	Year of First Appointment
Ismael Campos de Abreu	2003
Gilberto Braga	2015
Jeferson Gustavo Salerno	2023
Paulo Cicero Silva Neto	2023
Wilfredo João Vicente Gomes	2023

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

Jeferson Gustavo Salerno. Mr. Jeferson Salerno was elected as an effective member of the Company’s Fiscal Council on April 26, 2023. He was appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Jeferson Salerno started his accounting and tax career in 1987, and holds a degree in accounting sciences, a post-graduation in Controlling and an MBA in Corporate Finance. He has worked in the financial area at Petrobras since 1994, having worked for 17 years in management positions focused on corporate finance. Between 2002 and 2004 he acted as Financial Manager assigned to the subsidiary Refinaria Alberto Pasqualini S.A. – REFAP. He also served as a member of the Fiscal Council at the following companies: Petrobras Negócios Eletrônicos S.A. (2007-2009); Petrobras Distribuidora S.A. (2012-2016); Liquigás Distribuidora S.A. (2016- 2017); Petrobras Transporte S.A. – TRANSPETRO (2017-2019). He is currently Chairman of TRANSPETRO’s Fiscal Council, position he was elected in June 2021.Mr. Salerno does not hold a management position in any third sector organization.

Paulo Cicero Silva Neto. Mr. Paulo Cicero was elected as an effective member of the Company’s Fiscal Council on April 26, 2023. He was appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Paulo Cicero has been a Petrobras employee since 2005, where he has served in several positions, such as: Coordinator of Business Segmentation and Country Corporate Reporting; Accounting Manager of the SP Regional Office; Equity Accounting Manager; Manager of Accounting Standards and Planning; and Manager of Digitalization Optimization of Accounting and Tax Processes. He currently holds the position of Accounting and Tax Manager for E&P Partnerships. He was a member of the Fiscal Council (effective and alternate) in several companies, and his last mandate was in the Companhia Pernambucana de Gás – COPERGÁS, as effective director until July 2022. Mr. Paulo Cicero has 29 years of experience in accounting and tax processes. He has held management and leadership positions for 17 years. He holds a bachelor’s degree in accounting, and an MBA in Accounting Management. Mr. Paulo Cicero does not hold a management position in any third-sector organization.

Wilfredo João Vicente Gomes. Mr. Wilfredo Gomes was elected as an effective member of the Company’s Fiscal Council on April 26, 2023. He was appointed by the minority shareholders. Since 2003, Mr. Wilfredo has been in command of Multicorp Holding, which brings together the companies OneWG Multicomunicação; Multilíderes – LIDE SC; LIDE Brasil; and Multicompany. Mr. Wilfredo is currently a member of the Fiscal Council at BRADESPAR and a member of the Fiscal Council of Eternit S/A. He has also served as an Independent Director of CELESC (Centrais Elétricas de Santa Catarina) from 2014 to 2015, and of AES Eletropaulo of São Paulo from 2016 to 2017, having been appointed by the minority shareholders led by the Geração LPAR Fund. Mr. Wilfredo Gomes has a degree in Business Administration from Universidade Federal de Santa Catarina and in Finance and Accountability from FEAN- SC, he studied in International School, related to New York University, and holds a specialization in Corporate Governance and in Board of Directors Formation from Fundação Dom Cabral.

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

On April 26, 2023, at our annual general and extraordinary shareholders’ meeting, our shareholders approved the preliminary compensation amount to be payable to the members of our board of directors, our board of executive officers and the members of our fiscal council for the year 2024 in the aggregate amount of up to R$84 million.

The actual aggregate compensation to be paid relating to the fiscal year ended December 31, 2023, however, depends on certain personal and corporate goals and the final approval of our shareholders. The actual aggregate compensation relating to the fiscal year ended December 31, 2023, will be part of the management proposal for the annual shareholders meeting to be held on April 29, 2024.

The aggregate compensation for the years ended December 31, 2023, is expected to be R$42 million, and for the years ended December 31, 2022 and 2021, was R$61 million and R$75 million, respectively.

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

Long-Term Incentive Plan

At an extraordinary general meeting held on March 21, 2018, or the March 21 Meeting (Plans 2018 to 2022) and July 28, 2023 or the July 28 Meeting (Plans 2023 onwards) our shareholders approved the Restricted Share Award Plan, or the Incentive Plan. The Incentive Plan establishes the general terms and conditions for the granting of certain restricted shares in our Company to eligible employees.

Eligibility

Persons who are legally employed by us or the companies controlled by us, including officers and non-officers approved by our board of directors, may participate in the Incentive Plan upon execution of an award agreement (such persons, the “participants”).

Administration

Our board of directors administers the Incentive Plan. Our board of directors has, subject to the general conditions of the Incentive Plan and the yearly programs that may be created, approved and / or cancelled by our board of directors and by the governing bodies of the companies controlled by us, as applicable, in observance of the terms and conditions of the Incentive Plan (such programs, the “Programs”), and the guidelines fixed by the March 21 Meeting, (Plans 2018 to 2022) and July 28 Meeting (Plans 2023 onwards) and to the extent fully permitted by law and under our by-laws, full powers to take all measures required and convenient for management of the Incentive Plan and such Programs, including (i) approving the eligible persons, and authorizing the grant of Restricted Shares on such persons’ behalf on the terms and conditions set forth in the corresponding award agreements; (ii) authorizing the disposal or grant of treasury shares to satisfy the delivery of the Restricted Shares under the Incentive Plan, the applicable award agreements and applicable laws and regulations, and (iii) approving objective criteria for the acquisition, by us or companies controlled by us of the Restricted Shares to be delivered to the participants. Our board of directors and the governing bodies of the companies controlled by us, as applicable, may annually approve the grant of Restricted Shares within the scope of each Program, and will determine the eligible persons on whose behalf the Restricted Shares may be granted under the Incentive Plan and such respective Program.

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

Change of Control

In the event of (i) a Change of Control of our Company (as defined in the Incentive Plan), (ii) a holding of a public offer of closing of our capital (i.e., a “going private” transaction), or (iii) a corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares, in comparison with the average price and volume traded over the six (6) months prior to the corporate restructuring, the participants will be entitled to receive within sixty (60) days from the occurrence of any of the events set forth in clauses (i) through (iii): (Plans 2018 to 2022) or within thirty (30) days from the occurrence of any of the events set forth in clauses (i) through (iii): (Plans 2023 onwards). (a) all vested Restricted Shares whose rights have vested in the participants, even if the Restricted Shares have not been effectively transferred by us or companies controlled by us; and (b) all unvested Restricted Shares which will become fully vested as a result of automatic vesting acceleration.

Vesting

Under the Incentive Plan, full vesting of the Restricted Shares is contingent upon participants continuously remaining employed by us and maintaining uninterrupted ownership of Owned Shares, in each case, during the Waiting Period.

Termination from the Company

In the event of a termination of a participant for (i) dismissal by us and / or by the companies controlled by us without cause, (ii) removal from the manager position without violation of their duties and responsibilities, or (iii) transfer of the participant to occupy a position in a company in the same group as ours, which is not a participant in the Incentive Plan, the participant will be entitled to receive (a) the vested Restricted Shares, and (b) a pro rata number of unvested Restricted Shares, calculated based on the number of complete months in which such participant worked for us or a company controlled thereby relative to the number of months in the Waiting Period, with the remaining Restricted Shares being automatically terminated on such participant’s termination date, by operation of law, regardless of prior notice or warning, and with no right whatsoever of indemnification to such participant. The delivery of the Restricted Shares to such participant will be made on the original delivery dates (unless delivered earlier in our exclusive direction to the extent permitted under the applicable award agreement). (Plans 2018 to 2022) or thirty (30) days after the termination date for 2023 Plans onwards.

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

In the event of a termination of a participant due to (i) death or (ii) permanent disability, the legal heirs or successors or the legal representative will be entitled to receive, within sixty (60) days from such event: (a) the vested Restricted Shares of such participant; and (b) all unvested Restricted Shares. (Plans 2018 to 2022) or thirty (30) days for 2023 Plans onwards.

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

Employees

The following table sets forth the number of our employees by geographic location at the end of each year indicated.

Number of Employees by Geographic Location	2023	2022	2021
State of Bahia	1,609	1,628	1,611
State of Rio Grande do Sul	1,571	1,567	1,545
State of São Paulo	2,167	2,226	2,114
State of Alagoas	661	672	646
State of Rio de Janeiro	409	398	390
Other Brazilian states	2	2	2
Brazil	6,419	6,493	6,278
United States	817	831	758
Germany	178	172	155
Netherlands	191	177	146
Mexico	922	959	939
Other countries	42	36	36
Total	8,569	8,668	8,312

Employees in Brazil

In Brazil, both employees and employers have the right to organize into unions. Employees belong to a specific “professional category” and employers constitute a specific “economic category” and they may be represented by a single union in a particular geographic area. Individual unions generally belong to statewide union federations, which in turn belong to nationwide union confederations. Braskem is part of the Petrochemicals, Chemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio de Janeiro, Rio Grande do Sul and São Paulo, and our employees are organized within the Petrochemicals Industries Workers’ Unions in each of these states. As of December 31, 2023, 27.1% of our employees in Brazil were union members.

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

Post-Employment Benefits in Brazil

Vexty Defined Contribution Plan

The majority of our employees participate in the Vexty Pension Plan (former Odebrecht Previdência). We pay part of the monthly payments made by our employees to Vexty. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and are intended to provide its members with income upon retirement. In 2023, the number of active participants in Vexty was 6,004, and the contributions made by the sponsors in the year amounted to R$59.4 million.

Other Benefits in Brazil

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors in an insurance company. We pay most of the costs for these services, with a small monthly portion being paid by our employees. A small fee is also charged to our employees according to the use of some medical services (copayment system). In 2023, we spent R$150 million on this benefit.

Employees in the United States

The employees of Braskem America are not represented by any union, other than employees of Braskem America Neal, West Virginia plant. As of December 31, 2023, 7% of the employees were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expires on May 3, 2029.

Post-Employment Benefits in the United States

Braskem America administers a closed defined benefit pension plan. In 2023, there were 35 active participants, 29 employees with deferred benefits along with 98 employees receiving benefits as stated within the current year actuarial report. Due to the current funding levels of the pension plan, Braskem America was not required to contribute to the plan since 2020 plan year and, as a consequence, there were no additional cash contributions made in 2023. Additionally, there were no participant contributions in 2023.

Other Benefits in the United States

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.

Employees in Germany

Employees of Braskem Europe GmbH in Germany are not represented by any union. However, they are represented by local works councils (Betriebsrat).

Post-Employment Benefits in Germany

Pension Plan Germany

In October 2011, the obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition and for that pension plans Braskem has 82 active participants, which have in total 96 active plans, 59 participants with deferred benefits and 25 participants receiving benefits.

In 2013, Braskem Germany implemented a new defined contribution pension plan (PP2013). As of the date of this annual report, the plan has 62 participants.

Other Benefits in Germany

Braskem GmbH offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

Post-Employment Benefits in the Netherlands

Pension plan Netherlands

In the Netherlands, Braskem started a pension plan in 2009 with Delta Lloyd in a defined contribution scheme. In January 2021, Braskem in the Netherlands has a pension plan with Nationale Nederlanden, a pension plan with a defined contribution scheme. Participation is mandatory for locals that reside in NL. As of December 31, 2023, Nationale Nerderlanden plan has 145 participants.

In additional, Braskem BV also has 8 active participants of pension plan from Germany (PP2013).

Other Benefits in the Netherlands

Braskem BV offers its employees the ability to participate in benefit plans, including pension, life and disability coverage, health insurance (by reimbursement).

Employees in Mexico

Post-Employment Benefits in Mexico

Braskem Idesa employees are granted a government retirement benefit plan when they retire or reach retirement age. On December 31, 2023, 922 employees of Braskem Idesa were active participants in this government retirement plan. In 2023, the contributions made by Braskem Idesa in the year amounted to R$5.8 million.

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

Performance-Based Employee Compensation Plan

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2023, 2022 and 2021, we provisioned the amounts of R$418.0 million, R$421.5 million and R$802.7 million, respectively, related to this program with respect to 9,273 employees and former employees, including our executive officers. The members of our board of directors do not participate in this program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of December 31, 2023, we had a share capital of R$8,043,222,080 equal to 797,207,834 total shares (including treasury shares), consisting of 451,668,652 common shares, 345,060,392 class A preferred shares and 478,790 class B preferred shares. As of December 31, 2023, all of our authorized shares were issued, other than 27 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares as of February 29, 2024, by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Novonor	226,334,623	50.1	79,182,498	22.9	305,517,121	38.3
Petrobras	212,426,952	47.0	75,761,739	22.0	288,188,691	36.1
Other(1)	12,907,077	2.9	190,116,155	55.1	203,502,022	25.5
All directors, fiscal council members, their alternates and executive officers as a group (34 persons)	898	*	501,794	*	502,692	*

(*) (1)	Less than 1% The amounts regarding shares from directors, fiscal council, their alternates and executives officers are also being considered in Other.

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

On May 8, 2023, we received the information from Novonor that they have received a non-binding proposal from Apollo Management X, L.P. (together with Apollo Global Management, Inc. and its affiliates, as representatives of certain funds under its management) ("Apollo") and ADNOC International Limited - Sole Proprietorship L. L.C. ("ADNOC" and, together with Apollo, the "Prospective Investors") for the indirect acquisition of the interest held by Novonor in the Company, the shares of which are fiduciarily disposed of to the creditor banks. With respect to price, the non-binding proposal received by Novonor establishes R$47.0 per share with the usual adjustments for this type of transaction, which may represent 4% between signing and closing of the transaction. The price per share is divided into: (i) R$20.0 paid in cash; (ii) R$20.0 paid with perpetual debentures issued by the acquiring vehicles, at a rate of 4% per year; and (iii) approximately R$7.0 with deferred payment in the form of a warrant. Novonor further informed that, at that moment, the offer was under evaluation and emphasized that no decision, even if preliminary, has been made with respect to it. Also, the non-binding proposal depends on evaluation and negotiation with Petrobras and its effectiveness is subject to compliance with certain conditions that are usual for this type of transaction, including but not limited to the realization of a due diligence process and approval by the competent bodies of the companies involved.

On June 1, 2023, we requested clarification to Petrobras about news published in the media, regarding Petrobras´s shareholding participation in Braskem. Petrobras confirmed that it had met with executives from the Apollo fund and Adnoc, in which occasion it discussed Petrobras' position in the Brazilian petrochemical sector, which is currently under analysis as part of the preparation of its Strategic Plan 2024-28. Petrobras also reaffirmed that it was not conducting any sale transaction structuring in the private market and that no decision has been made by the Executive Board or the Board of Directors in relation to the process of divesting or increasing its stake in Braskem.

On June 12, 2023, we requested clarification to Novonor due to the Material Fact disclosed by Unipar Carbocloro S.A and the news published in the media regarding Novonor’s equity interest in Braskem. Novonor informed that it had received from Unipar Carbocloro S.A. (“Unipar”), on June 10, 2023, a non-binding proposal for the acquisition of shares of Braskem that represent a controlling stake. With respect to the terms of the proposal, Unipar proposed acquiring 34.366% of the total shares issued by Braskem (ex-treasury), with each share valued at R$36.5; and Novonor S.A remaining with a minority interest, indirectly representing 4% of the total shares issued by Braskem.

On July 10, 2023, we received information from Petrobras that they requested access to Braskem's virtual data room, on the same date, thus starting the due diligence process, according to the rules provided for in the Braskem Shareholders Agreement signed between Petrobras and Novonor S.A., for the possible exercise of tag along or preemptive rights, in the event of sale of shares held by Novonor S.A. - Em Recuperação Judicial in the Company. Petrobras also informed that, at that time, there was no decision by the Executive Board or the Board of Directors regarding the process of divestment or increase of stake in Braskem, this being only a necessary step regarding the tag-along and preemptive rights provided for in the Shareholders' Agreement.

On July 12, 2023, we requested clarification to Novonor due to the news published in the media regarding Novonor´s shareholding participation in Braskem. Novonor informed that it received from J&F Investimentos S.A. (“J&F”), on July 11, 2023, together with the fiduciary creditor institutions (“Financial Creditors”) of the shares of Braskem S.A. directly and indirectly owned by Novonor S.A. - Em Recuperação Judicial, a proposal (“Proposal”) for the acquisition of all credits held by Financial Creditors against their wholly-owned subsidiary, NSP Investimentos S.A. – Under Judicial Recovery (“NSP Inv”) (“Credit Rights”). According to the terms of the proposal, for a period of 120 (one hundred and twenty) days, J&F, may acquire all of the Credit Rights for the amount of R$10.0 billion, subject to the usual conditions in transactions of this nature. Novonor also informed that, at that time, there was no decision, even if preliminary, taken regarding the Proposal.

On November 8, 2023, we received a correspondence sent by Adnoc International Limited - Sole Partnership L.L.C. (“ADNOC”) to Novonor S.A. - Em Recuperação Judicial and to certain creditors holding the fiduciary lien of Braskem S.A. shares owned by Novonor (“Financial Institutions”), containing a non-binding offer for the acquisition of the interest held by Novonor in the Company. In summary, the proposal contemplated: (i) in consideration of Novonor’s 38.3% equity interest in the Company, the payment of an Equity Value of R$10.5 billion, Novonor retaining an economic equity interest in the Company post Closing up to 3% of the total shares currently issued by Braskem, which implies a value of R$37.29 per share; and (ii) the amount of R$10.5 billion will be delivered by ADNOC directly to the Financial Institutions as follows: (i) 50% cash to be paid by ADNOC on Closing; and (ii) the remaining 50% converted into US dollars, on the closing date of the transaction, and paid as a cash equivalent deferred payment senior to ADNOC’s equity, with a maturity of 7 years, with annual coupons of 7.25% that are paid in-kind until the end of the 3rd year and paid in cash from the 4th year onwards. The proposal is also conditioned, among other customary conditions in transactions of this nature, to (i) satisfactory conclusion by ADNOC of Due Diligence; (ii) investigation of possible additional liabilities arising from the event in Alagoas; (iii) no existence of unaccounted for or unreported material contingent liabilities; (iv) execution of a new shareholders' agreement with Petrobras.

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

The following summarizes the material transactions that we have entered into with our principal shareholders and their affiliates since January 1, 2021.

The Novonor Group (formerly called Odebrecht Group)

Industrial Maintenance, Operation and Loads Machines Maintenance Services

In February 2022, the Company entered into an electromechanical assembly service agreement to expand the production capacity of the Ethylene-Ethanol Unit located in Trunfio, Rio Grande do Sul with Tenenge, with duration from February 9, 2022 to July 31, 2023. The amount of the agreement was R$205 million.

Petrobras

Commercial Transactions with Petrobras

We have entered into the following supply contracts with Petrobras:

•	An agreement for the purchase and sale of a chain of refinery off gas that Quattor Química S.A. which was merged into Quattor Participações S.A., formerly known as Braskem Qpar, before it merged into us on December 1, 2014 and Petrobras entered into in January 2005. See “Item 4—Information on the Company—Supply Contracts and Pricing of our Brazil Segment—Refinery Off Gas” for more information.
•	Five propylene supply agreements that Braskem Petroquímica (formerly known as Quattor Petroquímica, which was merged into our Company in November 2017) and Petrobras signed between September 1997 and February 2006. See “Item 4—Information on the Company—Supply Contracts and Pricing of our Brazil Segment” for more information.
•	In October 2021, we entered into a purchase agreement with Petrobras for 108 kton per year of polymer-grade propylene from the Alberto Pasqualini Refinery (“REFAP”), with delivery to Braskem’s polypropylene industrial units, PP1 and PP2, located in Triunfo, Rio Grande do Sul. This agreement remained in force from November 1, 2021 to October 31, 2022. In the fiscal year ended December 31, 2023, there was no amount transitioned under the agreement. The term of this agreement expired, and it was not renewed;
•	In December 2021, we entered into a purchase agreement with Petrobras for 220 kton per year of polymer-grade propylene from Refinaria Planalto de Paulínia (REPLAN), with delivery to Braskem’s PP3 industrial unit (“PP3”) in Paulínia, São Paulo. The agreement is in force from January 1, 2022 to May 3, 2028. The maximum amount of the agreement is estimated at R$8.1 billion for the purchase of propylene. In the fiscal year ended December 31, 2023, transactions under the agreement amounted to R$1,060 million;
•	In December 2021, we entered into a purchase agreement with Petrobras for 120 kton per year and 40 kton per year of polymer-grade propylene from Refinaria Henrique Lage (REVAP), with delivery to Braskem’s PP3 and PP4 industrial units, respectively. This agreement is in force from January 1, 2022 to May 3, 2028 for the first 120 kton/year and from May 4, 2028 to June 30, 2029 for the remaining 40 kton/year. The maximum amount of the agreement is estimated at R$4.7 billion. In the fiscal year ended December 31, 2023, transactions under the agreement amounted to R$484 million;

•	In December 2021, we entered into a purchase agreement with Petrobras for 150 kton per year of polymer-grade propylene from Refinaria Presidente Getúlio Vargas (REPAR), with delivery to Braskem’s PP3 and PP4 industrial units. The agreement is in force from January 1, 2022 to December 6, 2029. The maximum amount of the agreement is estimated at R$6.8 billion. In the fiscal year ended December 31, 2023, transactions under the agreement amounted to R$145 million;
•	In December 2021, we entered into a purchase agreement with Petrobras for 100 kton per year of polymer-grade propylene from Refinaria Duque de Caxias (REDUC), with delivery to Braskem’s PP5 industrial unit (“PP5”) in Rio de Janeiro. The agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$2.4 billion for the purchase of propylene. In the fiscal year ended December 31, 2023, transactions under the agreement amounted to R$311 million;
•	In December 2021, we entered into a purchase agreement with Petrobras for 140 kton/year of polymer-grade propylene from Refinaria Capuava (RECAP), with delivery to Braskem’s PP4 industrial unit (“PP4”) in Mauá, São Paulo. The agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$3.3 billion for the purchase of propylene. In the fiscal year ended December 31, 2023, transactions under the agreement amounted to R$484 million.
•	In June 2023, we entered into a purchase agreement with Petrobras for the purchase of 900 tons of polymer-grade propylene from Refinaria Alberto Pasqualini (REFAP). The agreement was in force between June 15th and September 30, 2023, and in October, 2023 we entered into a new purchase agreement with Petrobras for the purchase of 565 tons of polymer-grade propylene from Refinaria Alberto Pasqualini (REFAP). The agreement was in force between October 1st and December 31, 2023. In the fiscal year ended December 31, 2023, transactions under these agreements amounted to R$171 million;
•	We entered into an agreement with Petrocoque S.A. Indústria e Comércio in 2008 for the supply of steam, which was amended in September 2020 to extend its term until March 2021. In March 2021, the Company executed an amendment to extend the agreement with Petrocoque for the purchase of steam to be used as energy by polyethylene plants and it is valid until March 2024. At the beginning of 2023, the parties agreed to extend the contract until March 2026. The aggregate amount of this agreement, as amended, is R$433 million.
•	A two-year contract, entered into in November 2018, which was amended in June 2020 to extend the term of the agreement by 44 months, i.e. until June 2024, for logistics services related to feedstock discharge, storage and transportation in the TEDUT (Terminal Almirante Dutra), part of Southern Complex, between Braskem and Transpetro. The aggregate amount of services related to this contract was R$75 million in 2023 (R$77 million for the year ended on December 31, 2022, and R$105 million for the year ended on December 31, 2021).
•	A two-year contract, entered into in November 2018, which was amended in June 2020 to extend the term of the agreement by 62 months, i.e. until December 2025, for logistics services related to feedstock storage in the REFAP (Refinaria Alberto Pasqualini), part of the Southern Complex between Braskem and Petrobras. The aggregate amount of services related to this contract was R$50 million in 2023 (R$35 million for the year ended on December 31, 2022, and R$33 million for the year ended on December 31, 2021).

•	A two-year contract, entered into in November 2018, which was amended in June 2020 to extent the term of the agreement by 44 months, i.e. until June 2024, for storage tanks leasing and pipeline leasing related to feedstock storage in the Southern Complex between Transpetro and Braskem. The aggregate amount of services related to this contract in 2023 for pipeline leasing was R$18 million and storage tanks leasing was R$7 million, for a total amount of R$25 million (R$23 million for the year ended on December 31, 2022, and R$21 million for the year ended on December 31, 2021).
•	In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal (“TEMADRE”), tank storage, product transportation via the pipeline “ORMADRE” that connects TEMADRE to the Landulfo Alves de Mararipe Refinery (“RLAM”), and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$203.3 million. In the fiscal year ended December 31, 2023, the transactions amounted to R$25 thousand (R$23 million for the year ended on December 31, 2022, and R$37 million for the year ended on December 31, 2021).
•	In September 2019, we signed an amendment to our agreement with Gás de Alagoas S.A. (“Algás”) for the supply of natural gas to Braskem to extend the agreement for two years until December 31, 2021. In December 2020, we signed an amendment to our natural gas purchase agreement with Algás to increase the amount of gas to be supplied (“QDC”) from January to December 2021. The estimated aggregate amount throughout the term of the agreement, as amended, is R$770.0 million. In December 2021, the Company entered into the third amendment to the agreement with Algás for the supply of natural gas to Braskem units located in the state of Alagoas, via a local gas distribution pipeline. The agreement was extended until December 2024 by means of an amendment entered into in March 2022. The estimated value of the agreement, as amended, is R$1.5 billion. On July 2022, Gaspetro sold the equity stake it held in Algás and, upon which Algás ceased to be a related party.
•	In December 2019, we signed an amendment to our natural gas purchase agreement with Companhia de Gás da Bahia (“Bahiagás”), with a term from January to December 2020 and an additional amount of R$820.0 million relating to the amendment. On December 2020, we signed an amendment to our natural gas purchase agreement with Bahiagás, with a term from January to December 2021 and an additional amount of approximately R$482.4 million relating to the amendment. The estimated aggregate amount to be paid throughout the term of the agreement, as amended, is R$3.45 billion. The aggregate amount we purchased under this agreement was R$759.7 million in 2021. In December 2021, the Company entered into an amendment to the agreement governing the supply of natural gas by Bahiagás to Braskem, via local gas pipelines, effective until December 2022. The estimated amount of the agreement, as amended, is R$752 million. In July 2022, Gaspetro sold its equity interest in Bahiagás, upon which Bahiagás ceased to be a related party. This amendment was in force until December 2022. The amount of the amendment was R$ 924 million.
•	We entered into two agreements with Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) for the supply of natural gas (industrial and power generation). In December 2021, we entered into the first amendment to the agreement governing the supply of natural gas (industrial) by Sulgás to Braskem, via local gas pipeline, in force to March 2022. In March 2022, we signed a second amendment to the agreement governing the supply of natural gas (industrial) by Sulgás to us from April 2022 to June 2023. On September 2022, we signed a third amendment to increase the amount of gas to be supplied (“QDC”) from September to December 2022. The estimated maximum amount of the agreement, as amended, is R$270 million. In July 2022, Gaspetro and the State of Rio Grande do Sul sold the shareholder stake on Sulgás, and from that moment on, Sulgás is no longer related parties of us. This amendment was in force until June 2023. The amount of the amendment was R$246 million.

•	In June 2020, the Company entered into a naphtha supply agreement with Petrobras for 450 kton/year, from the Alberto Pasqualini Refinery (“REFAP”) to our unit in the State of Rio Grande do Sul. The term of the agreement is from December 23, 2020 to December 31, 2025. The estimated amount of the agreements is R$2.5 billion. In the fiscal year ended December 31, 2023, transactions under the agreements amounted R$1,178 million (R$3,145 million for the year ended on December 31, 2022, and R$947 million for the year ended on December 31, 2021) from the REFAP.
•	In June 2020, the Company entered into a sales option agreement for up to 2,850 kton/y of petrochemical naphtha to Petrobras with mandatory purchase by Braskem. The term of the agreement is from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$30 billion. In the year ended December 31, 2023, transactions under the agreement amounted to R$3,186 million (R$3,587 million for the year ended on December 31, 2022, and R$1,770 million for the year ended on December 31, 2021).
•	In December 2020, the Company entered into a sale agreement with Petrobras for up to 2 million tons of petrochemical naphtha per year, for our industrial unit in the State of São Paulo. This term of the agreement is from December 23, 2020 to December 31, 2025. The estimated amount under the agreement is R$25 billion. In the year ended December 31, 2023, transactions under the agreement amounted to R$4,806 million (R$7,600 million for the year ended on December 31, 2022, and R$5,074 million for the year ended on December 31, 2021).
•	In December 2020, the Company entered into an agreement with Petrobras to purchase ethane and propane to produce up to 580,000 tons of ethylene equivalent and sell up to 58.4 million cubic meters (m³) of hydrogen. The term of the agreement is from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$9.2 billion. In the year ended December 31, 2023, transactions under the agreement amounted to R$1,380 million (R$2,354 million for the year ended on December 31, 2022, and R$1,982 million for the year ended on December 31, 2021).

Other Related Party Transactions

Our Jointly Controlled Company

Refinaria de Petróleo Rio-grandense S.A. (“RPR”)

The revenue from the sale of gasoil, gasoline, blendstocks, fuel oil, BTE oil and solvents to RPR and from the purchase of turpentine from RPR was approved in 2020 for a total amount of R$845.0 million per year. Purchase and sales prices are determined on a spot basis. Additionally, in 2023, Braskem provided an aggregate of R$4.4 million of blendstocks and solvents to RPR. (R$21.0 million for the year ended on December 31, 2022, and R$100 for the year ended on Decembere 31, 2021).

Our Associated Companies

Borealis Brasil S.A.

In February 2020, we executed the fifth amendment to the polypropylene and polyethylene thermoplastic resins sales agreement with Borealis. The agreement has an estimated maximum amount of R$1,260.0 and is valid through December 2025. We recorded net revenue to Borealis of R$243 million in 2023. We account for Borealis under the equity method of accounting. (R$303 million for the year ended on December 31, 2022, and R$436 million for the year ended on December 31, 2021).

Non-controlling shareholders of Braskem Idesa

As of December 31, 2023, we had R$2,490 million in outstanding indebtedness relating to a loan payable to the non-controlling shareholder of Braskem Idesa, maturing in December 2029 and accruing interest at 7% p.a., whose proceeds were used by Braskem Idesa to fund its construction project. (R$2,498 million for the year ended on December 31, 2022, and R$3,646 million for the year ended on December 31, 2021).

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 23 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

We are currently a party to numerous tax, civil and labor disputes, among others, involving monetary claims arising in the normal course of our business. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

Tax proceedings

We are a party to several legal proceedings with tax authorities for which we have established provisions in an aggregate amount of R$677 million as of December 31, 2023, related to tax claims for which our management, based on its assessment and the opinion of our external legal advisors, considers that the likelihood of loss is probable. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions, since there is no trigger in accordance to IAS 37 to record such provisions. The aggregate amount of tax contingency proceedings was R$26,216 million as of December 31, 2023, which are described below:

Taxing Entity: Federal Government

1)	Income taxes: Tax assessments related to calendar years 2015, 2016, 2018 and 2019, due to non-recognition of application of Agreement to avoid double taxation, signed between Brazil and Netherlands, which establishes that profits from Dutch companies are not taxable in Brazil at the end of every year. The notification for the calendar years 2018 and 2019, received in 2023, also involved non-deductibility of interest due to a different understanding regarding the sub-capitalization limit and its tax effects. The inflation-adjusted amount of uncertain tax treatment includes periods mentioned or not mentioned in tax assessments. In view of the calculation of tax losses by the Company in calendar years 2022 and 2023, the amounts related to these periods were calculated considering only the principal amount, excluding fines and interest rates. The amount related to the calendar year 2017 was excluded from this lawsuit due to its time-barring. In addition to including the amount related to calendar year 2023, the lawsuit also considers the amount related to calendar year 2020, due to the issue of financial statements of Dutch entities under local GAAP. The lawsuits are under administrative phase. As of December 31, 2023, the amount relating to this lawsuit was R$18,552 million.
2)	Non-cumulative PIS and COFINS taxes: Charge related to calendar years 2004 to 2018, arising from use of credits on acquisition of goods and services consumed in the production process. The lawsuits are under administrative and legal phase, and the Company pledged performance bonds and deposits at their full amount. As of December 31, 2023, the amount relating to this lawsuit was R$1,507 million.

3)	Income taxes: Tax assessments arising from deducted amortization charges, between 2007 and 2013, from goodwill originated from equity interests acquired during 2002. The lawsuits are under administrative and legal phases, and the Company pledged performance bonds at their full amount. The amount related to fine was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$150 million. As of December 31, 2023, the amount relating to this lawsuit was R$1,027 million.
4)	Income taxes: Tax assessments related to calendar years 2012 and 2015, arising from disallowances of exchange variation expenses with naphtha import transactions, incurred after the due date of commercial invoices. The lawsuits also address inflation adjustment in income tax losses and social contribution tax loss carryforwards and partial disallowance of cost of naphtha imported from subsidiary abroad. The amount related to fine was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$198 million. The lawsuits are under administrative phase. As of December 31, 2023, the amount relating to this lawsuit was R$1,000 million.
5)	IR/CSL tax: Tax assessments related to the offset of credits from income tax losses and social contribution tax loss carryforward with IR and CSL debits, in merger events carried out in November 2007 and August 2013, exceeding the limit of 30%. The lawsuits are under legal phase, and the Company pledged performance bonds at their full amount. The amount related to fines was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$150 million. As of December 31, 2023, the amount relating to this lawsuit was R$346 million.
6)	Income taxes rate: Tax assessments arising from deducted amortization charges, between 2020 and 2021, from goodwill originated from equity interests acquired during 2012, by Cetrel and DAC. The lawsuits are pending in the administrative sphere in higher courts. As of December 31, 2023, the amount relating to this lawsuit was R$212 million.
7)	Income taxes rate: Charges due to the non-approval of offsets made using credits arising from negative balance. The lawsuits are under administrative and legal phases, and the Company pledged performance bonds at their full amount. As of December 31, 2023, the amount relating to this lawsuit was R$185 million.

8)	Social security contributions: Charge of additional contribution for Occupational Environmental Risk to fund the special retirement plan due to the alleged exposure of workers to hazardous agents from January 2016 to July 2018, from November 2000 to January 2001 and from November 2001 to June 2002. The lawsuits are under administrative and legal phases, and the Company pledged performance bonds at their full amount. As of December 31, 2023, the amount relating to this lawsuit was R$183 million.

9)	PIS and COFINS taxes: Charges arising from alleged undue offsets using credits from other federal taxes. The lawsuits address credits arising from: i) prepayments of IR tax, ii) FINSOCIAL and COFINS taxes, iii) tax on net profit, and iv) PIS-Decree-Laws 2,445 and 2,449. The lawsuits are under legal phase, and the Company pledged bank guarantees and performance bonds at their full amount. As of December 31, 2023, the amount relating to this lawsuit was R$142 million.

10)	Income taxes rate: Tax assessment arising from disallowance of advertising and commission expenses, paid by Braskem and Braskem Inc., and the lack of payment of withholding tax on them. The lawsuit is under administrative phase. The amount related to fines was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$28 million. As of December 31, 2023, the amount relating to this lawsuit was R$138 million.

11)	PIS and COFINS taxes: Charges due to the non-approval of offsets using credits from Cide-Combustíveis, as authorized by Federal Law 10,336/2001. The lawsuits are under legal phase, and the Company pledged performance bonds at their full amount. As of December 31, 2023, the amount relating to this lawsuit was R$128 million.

Taxing Entity: State Government of Alagoas

12)	ICMS tax: Tax assessments related to calendar years 2015 to 2019, due to lack of ICMS reversal on output with tax deferral. The lawsuits are under administrative phase. As of December 31, 2023, the amount relating to this lawsuit was R$698 million.

Taxing Entity: State Governments of São Paulo, Rio de Janeiro, Bahia, Pernambuco, Rio Grande do Sul and Alagoas

13)	ICMS tax: Charges of tax underpayments. The lawsuits refer to (i) use of tax credits to acquire property, plant and equipment, goods considered as for use and consumption and products subject to tax replacement; (ii) transfers of finished products at amount below the production cost; (iii) non-payment of tax due to: input or output omissions; charges related to electricity operations and sale of products subject to tax replacement; (iv) lack of evidence of export of goods; and (v) fines for lack of registration of invoices. The lawsuits are under administrative and legal phases, and the Company pledged bank guarantees, performance bonds and judicial deposits at their full amount. Part of the amount related to the use and consumption matter was reclassified to remote loss, in accordance with decision 1.775.781/SP issued by EAREsp, leading to a reduction of approximately R$147 million. As of December 31, 2023, the amount relating to this lawsuit was R$623 million.

14)	Sundry tax lawsuits: As of December 31, 2023, the amount relating to these lawsuits was R$1,477 million.

Civil lawsuits

1)	Lawsuit filed by Resibril: former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is awaiting judgment. As of December 31, 2023, the amount relating to this lawsuit was R$340 million.
2)	Alagoas Civil Lawsuits: As of December 31, 2023, the amount relating to this lawsuits were R$8.821 million. For more information, please see “Item 8. Financial Information—Legal Proceedings— Alagoas – Mining Activities.”
3)	Sundry civil lawsuits: As of December 31, 2023, the amount relating to these lawsuits was R$400 million.

Social security lawsuits

1)	Lawsuits over withdrawal of sponsorship of Petros plan: Currently, the portfolio is composed of 743 lawsuits filed by former team members of Braskem or merged companies, beneficiaries of Petros plans (Copesul, Copene and PQU), related to sundry matters arising from withdrawal of sponsorship of the plan, whose claims include: Difference of Individual Withdrawal Fund, additional of 90%, and Objection to legality of Withdrawal of Sponsorship. The increase in the amount involved during the year is mainly due to (i) the new lawsuits resulting from Petros' notice requesting reimbursement of amounts from Braskem as per the withdrawal agreement, and (ii) a valuation of lawsuit involving a significant amount. As of December 31, 2023, the amount relating to this lawsuit was R$668 million.

2)	Social security lawsuits: As of December 31, 2023, the amount relating to these lawsuits was R$156 million.

Environmental lawsuits

1)	Public-Interest Civil Action (Hashimoto): filed in June 2018 by the São Paulo State Prosecution Office against the Company and other firms that operate in the Capuava Petrochemical Complex, whose claims include the reparation and/or remediation of environmental damages. After Braskem filed its defense in December 2020, there were no changes, and the lawsuit remains awaiting expert evidence. As of December 31, 2023, the amount relating to this lawsuit was R$225 million.
2)	Public-Interest Civil Action filed by the Local Government of Ulianópolis, Pará: Public-Interest Civil Action filed in September 2011 by the Local Government of Ulianópolis, Pará, against Braskem and other companies, whose claims include the reparation and/or remediation of environmental damages allegedly resulting from the improper delivery of waste. The companies filed a response, however, a decision was rendered determining the temporary dismissal of the action for one year. As of December 31, 2023, the amount relating to this lawsuit was R$397 million.
3)	Sundy environmental lawsuits: As of December 31, 2023, the amount relating to these lawsuits was R$67 million.

Other lawsuits

1)	Polialden Lawsuit: The Company is party to writ of debt filed against it in 1988, currently under liquidation of award. Polialden Petroquímica S.A. (“Polialden”), merged into Braskem, received unfavorable decision to distribute remaining profits to the plaintiffs (preferred shareholders) that were non-controlling shareholders. The lawsuit awaits accounting evidence of amounts due. As of December 31, 2023, the amount relating to this lawsuit was R$287 million.
2)	Sundy other lawsuits: As of December 31, 2023, the amount relating to these lawsuits was R$137 million.

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

1)	Compulsory loans: Centrais Elétricas Brasileiras S.A. (“Eletrobras”): The compulsory loan in favor of Eletrobras was established by Federal Law 4.156/62, to finance the energy industry and remained effective until 1993. It was collected through the energy bills of industrial consumers with monthly consumption equal to or higher than 2000kwh and, after successive amendments to the law, the reimbursement was extended to 20 years, plus compensatory interest of 6% per year, which can be anticipated through conversion of credits into shares issued by Eletrobras.

Between 2001 and 2009, the companies merged with us filed proceedings seeking the recovery of amounts related to differences in the inflation adjustment of the compulsory loan, interest on arrears and compensatory interest and other related payments.

In August 2023, we entered into an assignment contract in the amount of R$127 million, with no right of indemnity, of a portfolio of credit rights arising from lawsuits, among which those filed by us that requested the restitution of Eletrobras mandatory loans, in the amount of R$41 million.

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

On December 15, 2022, the parties entered into an agreement to terminate the Class Action via payment of R$16 million (US$3 million) which was paid in January 2023. On May 5, 2023, the court ratified the agreement without exceptions. On May 25, 2023, the Order of Dismissal was issued, recognizing that there were no objections to the agreement and determining the conclusion of the case involving Braskem and the related parties. The allocation of the amounts paid by reason of the agreement was ratified by the court on December 13, 2023.

Global Settlement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts to conduct an independent investigation into such allegations (“Investigation”) and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (Ministério Público Federal, hereinafter “MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of R$3.1 billion (US$957 million, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (Controladoria-Geral da União, hereinafter “CGU”) and the Office of the Attorney General (Advocacia-Geral da União, hereinafter “AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$410 million due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. Therefore, no additional payments are expected to be made by the Company.

Since 2016, The Company has paid R$3,071 million, distributed as shown below:

(i)	U.S. Department of Justice (“DoJ”); Swiss Attorney General’s Office (“OAG”) and U.S. Securities Exchange Commission (“SEC”).

In August 2023, we were notified by CGU about the end of the monitoring period of our integrity program, and also presented the closing of the monitorship.

In January 2023, we offered our own and third-party registered warrants to pay the fourth installment under the Leniency Agreement (due on January 30, 2023). The payment confirmation was subject to analysis by relevant authorities. Hence, the Company has reduced the amount to be paid regarding this portion of the Leniency Agreement, thereby creating a liability against third parties and reducing its own precatory debt. However, the administrative rule governing this settlement procedure was revoked, and no new regulation on this matter was enacted prior to the expiration of the agreements for acquisition of third-parties registered warrants (on December 31, 2023). As a result, the Company returned this installment amount to the payable balance under the Leniency Agreement, while the requirement to pay such 2023 installment remains suspended, awaiting the enactment of new regulations by the competent authorities. The amount payable under the Leniency Agreement, at December 31, 2023, is R$1,016 million, of which R$840 million is registered under current liabilities and R$176 million under non-current liabilities.

Alagoas – Mining Activities

In May 2019, we became aware of the Report No. 1, prepared by the Mineral Resources Research Company, or CPRM, an entity of the Brazilian Energy and Mining Ministry, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In this context, due to the developments from the report’s publication and in accordance with applicable safety standards, on May 9, 2019, we suspended all salt extraction and, temporarily, the operations of the chlor-alkali and dichloroethane plants located in the district of Pontal da Barra in Maceió, state of Alagoas.

In view of this event, we are engaged in several legal proceedings and investigations:

Public-Interest Civil Action (“ACP”) filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender’s Office – Reparation for Residents:

In June, 2019, we became aware that the Alagoas State Prosecutors’ Office (“MPE”) and the State of Alagoas Public Defenders’ Office (“DPE”) filed a public-interest civil action claiming the payment of compensation for property and personal damages caused to buildings and residents of areas affected in the Pinheiro district and surroundings (“ACP of Residents”), in the minimum amount of R$6.7 billion, with an initial request for provisional measures to freeze Company’s assets in the same amount. The case was sent to the Federal Court, when the Federal Prosecutors’ Office (“MPF”) and the Federal Public Defenders’ Office (“DPU”) joined as plaintiffs.

Parties to the ACP of Residents entered into a first agreement on January 3, 2020, to establish cooperative actions to vacate properties in risk areas, defined by the Civil Defense of Maceió, State of Alagoas, (“Civil Defense Map”), providing the necessary support to relocate people from those areas and provide financial compensation for them under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem. After updates of the Civil Defense Map, two legal instruments were signed by parties, in July and October 2020, to include properties in the PCF. On December 30, 2020, a second amendment to the agreement was signed to terminate the public-interest civil action (“Agreement for Compensation of Residents”), including the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region (the risk area encompasses a total of approximately 15,000 properties).

To implement the Agreement for Compensation of Residents, the Company assumed the obligation to deposit a total of R$2.7 billion (R$1.7 billion under the Agreement) in a checking account, with minimum working capital of R$100 million, whose transactions will be verified by an external audit company and also agreed to create a technical group to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years and maintain a performance bond in the amount of R$615 million. The Agreement for Compensation of Residents was ratified by Court on January 6, 2021, which resulted in the termination of ACP of Residents.

Public-Interest Civil Action (ACP) filed by the Federal Prosecution Office, Federal Public Defender’s Office and Alagoas State Prosecution Office - Reparation for Residents – Map Version 5:

On November 30, 2023, we were informed of the Public-Interest Civil Action filed by the Federal Prosecutors’ Office (“MPF”), State Prosecutors’ Office (“MPE”), the Federal Public Defender’s Office (“DPU”) against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against the Municipality of Maceió: (i) the disclosure of the new Map of Priority Action Lines, Version 5, and (ii) preparation of the Action Plan to address issues related to the identification of the roads and public equipment located in the region. Against Braskem, they request through a preliminary injunction: (i) inclusion of the new criticality area 00 of Version 5 of the Civil Defense Map in the PCF implemented by Braskem in Maceió – AL and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the Program; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions.

On November 30, 2023, the judge rendered a decision granting the injunctive relief based on evidence of the plaintiffs. Against this decision, we proposed suspension of the preliminary injunction and filed an interlocutory appeal. On January 22, 2024, the decision rendered in the interlocutory appeal determined “the immediate suspension of the provisory execution determined by the trial court”, decision was maintained by the full court until the final and unappealable judgment of the interlocutory appeal.

The amount assigned to the case by the plaintiffs in the lawsuit is R$1 billion.

Public-interest civil action filed by the Labor Prosecutors’ Office of the State of Alagoas – ACP Labor:

On July 25, 2019, we were informed of a public-interest civil action filed against us by the Labor Prosecutors’ Office of the State of Alagoas, requesting a compensation of R$3.6 billion for damages that workers affected by the geological event might have suffered and an injunctive relief to freeze the amount of R$2.5 billion (“ACP Labor”). Parties reached an agreement on February 14, 2020, to terminate the claim, with the commitment from Braskem to invest R$40.0 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in Maceió, in the state of Alagoas. Such program consists in constructing day care centers and schools, implementing vocational training programs and providing support to the Civil Defense authorities in hiring qualified personnel for continuing the process of monitoring the areas at risk in these districts. Braskem fulfilled its obligation on March 3, 2020, and the ACP Labor was terminated.

Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation:

In April, 2020, we became aware of the filing of another public-interest civil action by the Federal Prosecutors’ Office (“MPF”) against us and other parties, requesting indemnification for socio-environmental damages and other collectives damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets and profits not yet distributed, the set-up of a fund of R$3.1 billion for the benefit of social and environmental programs and emergency measures to be carried out, the posting of bonds in the amount of R$20.5 billion, the suspension of government financings and government incentives, as well as acceleration of existing indebtedness with BNDES (Federal Development Bank), among other obligations (“ACP Socio-environmental”). Parties reached an agreement to terminate the claim against Braskem on December 30, 2020 (“Agreement for Socio-environmental Remediation”).

According to the Agreement for Socio-environmental Remediation, the Company commits, primarily, to (i) adopt the necessary measures to stabilize the cavities and monitor the soil; (ii) repair, mitigate or compensate potential environmental impacts and damages resulting from salt mining activities (salt extraction) in the city of Maceió, defined after the conclusion of the Environmental Diagnosis, to be conducted by a specialized and independent company; and (iii) repair, mitigate or compensate for potential socio-urbanistic impacts and damages resulting from mining activities (salt extraction) in the city of Maceió, as detailed below.

Under the Agreement for Socio-environmental Remediation, the Company undertook the following measures:

•	with respect to the stabilization of the cavities and monitoring of the soil, the Company will continue with the implementation of the measures of the mine closure planning presented by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified;
•	with respect to potential environmental impacts and damages resulting from the salt extraction activities in the city of Maceió a well-known expert and independent company was engaged to assess and recommend measures for repairment, mitigation or compensation of the environmental impacts that may be identified as a result of the salt extraction activities in the city of Maceió. The study and the second opinion report on the environmental planning were delivered to the MPF on June 30, 2022 and December 7, 2022, respectively, and will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision.. In February 2023, MPF expressed its agreement with this environmental plan, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also it was agreed that the environmental diagnosis will be updated in December 2025. As one of the developments of the cavity 18 event, occurred in December, 2023, although alteration in lagoon's water quality has not been identified, according to the Agreement for Social-Environmental Reparation, the specialized company will prepare an amendment to the current environmental diagnosis report.

•	with respect to socio-urbanistic impacts and damages resulting from the salt extraction activities in the city of Maceió, the Company will allocate the total amount of R$1.28 billion to implement actions and measures in the vacated areas, and actions relating urban mobility and social compensation. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. As of December 31, 2023, a total of 23 actions had already been approved, of which 2 are being implemented.
•	moreover, the Company agreed under the Agreement for Socio-environmental Remediation: (i) to allocate the additional amount of R$300 million for social damages and collective moral damages indemnification and for eventual contingencies related to actions in the vacated areas and urban mobility actions; (ii) with the constitution of a secured interest on certain of the Company's assets in the amount of R$2.8 billion to replace the surety bond previously presented by Braskem to the Court in the amount of R$1 billion, as Material Fact disclosed on January 3, 2020; and (iii) to engage specialized consultants to support the definition of the measures established in the Agreement for Socio-environmental Remediation and to update the socio-environmental compliance program of the Company.

Public-Interest Civil Action filed by the Federal Public Defender’s Office (“DPU”): refusal of insurance within the scope of Housing Financial System (“SFH”):

On November 9, 2021 we were notified of a Public-interest Civil Action filed by Federal Public Defenders’ Office against insurers linked to SFH, financial agents, the regulatory agency and Braskem, questioning the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds due to in the subsidence phenomenon. On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, however an appeal against this decision is possible. It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

Public-Interest Civil Action filed by the Alagoas State Public Defender’s Office – Review of terms of the Flexal Agreement:

In October, 2022 we entered into an agreement for the implementation of socioeconomic measures for the requalification of the Flexais region (“Flexais Agreement”) with the Federal Prosecutors’ Office (“MPF”), State Prosecutors’ Office (“MPE”), the Federal Public Defender’s Office (“DPU”) and the Municipality of Maceió for the adoption of actions for the requalification of the Flexais region, compensation to the Municipality of Maceió and payment of indemnification to the residents of this region. On October 26, 2022, the 3rd Federal Circuit in the State of Alagoas ratified the Flexais Agreement. As of December 31, 2023, the amount of this action is R$1.9 billion.

In March 2023, a public-interest civil action was filed by the State of Alagoas Public Defenders’ Office (“DPE”) against the Company, the Brazilian federal government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of certain terms and conditions of the Flexais Agreement and requesting the inclusion of residents of the Flexais region who so choose, with the consequent reallocation of these residents and payment of compensation to such residents for moral and material damages. The amount attributed to this lawsuit is R$1.7 billion. On January 19, 2024, a decision was rendered judging partially valid the requests made by the DPE. The judge determined the following:

(i)	deny the request for annulment of the clauses of Flexais Agreement, stating, however, that the settlement described in the agreement must be interpreted as a settlement until the date of execution of the agreement, and does not cover property damages related to real estates and their depreciation;
(ii)	deny the request for payment of collective pain and suffering;
(iii)	grant the payment for pain and suffering while the effects of social isolation persist. The judgment validated the parameters of the program provided in the Flexais Agreement, however it understood that the amounts paid in the program correspond to the period between October 2020 and the date the Flexais Agreement was entered into, therefore payments must continue until the effective requalification of the Flexais region;
(iv)	grant the request for indemnity for property damages resulting from the real estate depreciation to be estimated during the phase of fulfillment of the judgment;
(v)	determine the development of the case to adjudicate the request for relocation of residents, among others.

Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas (“FEPEAL”) and National Confederation of Fishermen and Aquaculturists (“CNPA”): Fishermen Reparation:

In August 2023, we were informed of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.

Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50,000 and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132,000 in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100,000; (iii) compensation for collective material damages to the Associations, in the amount of R$750,000; and (iv) attorney fees in the amount of 20% on the value of the award.

Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas (“FEPEAL”): Fishermen Financial Assistance:

On December 13, 2023, we became aware of the ACP, with request for advance relief, filed by FEPEAL, which requested the payment of an emergency financial assistance to the fishermen who work in Mundaú Lagoon, in the monthly amount of R$1,946.75, while the prohibition imposed by Administrative Rule 77/CPAL of navigating in part of the Lagoon remains. As a result of negotiations between the parties of ACP and other institutions, started in December 2023, to enter into agreement about the topic, on February 7, 2024, the Agreement between Braskem, FEPEAL, CNPA and DPU was approved for the payment of indemnification for fishermen and shellfish collectors temporarily affected by restricted traffic of vessels in Mundaú Lagoon, in the perimeter determined by the Port Authority of Alagoas, for safety reasons. The agreement provides for the payment by Braskem the equivalent of three minimum wages to up to 1,870 professionals who are registered in the Ministry of Fishing and Agriculture (“MPA”) and can provide evidence of their work in the region. The approval led to dismissal of said ACP with substantive examination.

Action against the Violation of a Constitutional Fundamental Right (“ADPF”) filed by the Alagoas State Governor:

On December 18, 2023, we were informed of the action claiming the violation of a constitutional fundamental right (ADPF) filed by the Alagoas State Governor before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases ACP Reparation for Residents, ACP Social-Environmental Reparation and Flexais Agreement, which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties.

On December 18, 2023, we presented a statement applying for the denial of the ADPF continuance. On January 10, 2024, the judge rapporteur determined the testimony of Braskem, Municipality of Maceió, State of Alagoas Prosecution Office, Alagoas State Defender’s Office and Federal Public Defender’s Office and the statement of the Office of the Attorney General and Office for the General Counsel for the Federal Government.

Indemnity Claim: Companhia Brasileira de Trens Urbanos (“CBTU”):

On February 2, 2021, we were notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos (CBTU), initially requesting only a preliminary injunction for maintaining the terms of the cooperation agreement previously signed by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to replace the stretch that passed through the risk area. On December 31, 2023, the updated value of this lawsuit was R$1.46 billion. Braskem entered into a memorandum of understanding with CBTU to seek a consensual solution and suspend the lawsuit during the negotiation period and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until June 2024.

Indemnity Claim: Pinheiro District Property:

On July 29, 2019, we were notified of an individual claim filed by Construtora Humberto Lobo, a construction company, seeking the payment of approximately R$151 million for damages related to the termination of a property purchase contract celebrated with Braskem and allegedly due to the geological event. A previous decision, on July 4, 2019, had issued a freeze order of R$4.8 million from Braskem’s assets. On October 15, 2019, the Court partially decided the claim to determine the immediate payment of R$4.5 million to the plaintiff. Braskem’s appeal against such decisions awaits ruling by the Court of Appeal and on July 5, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor’s image, only ordering the return of R$3 million by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit, amounting to R$4.5 million. The lawsuit is ongoing (on December 31, 2023, it amounts to R$500 thousand).

Indemnity Claim: State of Alagoas:

In March 2023, the State of Alagoas filed against us a lawsuit requesting compensation for alleged damages caused to the State. In addition, as a preliminary injunction, the State of Alagoas requested the cautionary blocking of R$1.1 billion in our bank accounts as a guarantee to indemnify for material and non-material damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser. On April 19, 2023, this injunction relief request was accepted by the court, which ordered a cautionary blocking of approximately R$1.1 billion in our bank accounts. Upon presentation of a performance bond by us, on April 23, 2023, the Appellate Court suspended the effectiveness of the decision to block Braskem bank accounts, as previously issued by the Lower Court. On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On December 31, 2023, the amount of this action is R$1.4 billion. There is a performance bond pledged by the Company for this lawsuit in the amount of R$1.4 billion.

Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected:

As of December 31, 2023, Braskem was a defendant in several individual claims, that, in aggregate, involved the amount of approximately R$1.4 billion, filed in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

Administrative Proceeding: Tax Assessment Notice issued by the Environment Institute of Alagoas State (“IMA”)

On December 4, 2023, the Environment Institute of Alagoas State (“IMA”) issued a fine of R$70 million to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the tax assessment notice was filed for bis in idem. The original tax assessment notice of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023.

Instrument of Global Agreement with the Municipality of Maceió:

On July 21, 2023, it was ratified a Global Agreement with the Municipality of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

Parliamentary Inquiry Commission (“CPI”):

On December 13, 2023, the Federal Senate established a Parliamentary Inquiry Commission (“CPI”) regarding the geological event in Alagoas. The Company has been monitoring the matter.

Federal Police Investigation:

An investigation has been carried out under secrecy by the Federal Police in Alagoas for around four years. In December 2023, the Federal Police conducted search and seizure of documents under this investigation, named Salt Tears Operation. In this sense, we inform that it is and has always been at the disposal of authorities and that it has been providing all the information related to salt mining during the investigation.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE. Our ADSs are traded under the symbol “BAK.” As of December 31, 2021, there were 31,233,303 ADSs outstanding, representing 62,466,606 class A preferred shares, or 23.5% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

Shareholders’ Meetings

Under the Brazilian Corporate Law and our by-laws, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•	approve or reject the management financial plan (prestação de contas) and financial statements approved by our board of directors and prepared by the board of executive officers;
•	approve or reject the allocation of net profits and distribution of dividends, if applicable;
•	elect members of our board of directors (upon expiration of their two-year term) and members of our fiscal council, subject to the right of minority shareholders to elect members of our board of directors and our fiscal council; and
•	approve or reject the annual aggregate compensation of our executive officers and directors, as well as the compensation of the members of the Company’s fiscal council.

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

As of December 29, 2022 the Provisional Measure No. 1,152 had entered into force to establish that countries and jurisdictions considered as Low or Nil Tax Jurisdictions are the ones that do not tax income or tax income at a maximum rate lower than 17%. The Provisional Measure No. 1,152 was converted into Law No. 14,596/23.

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

Regardless of the above, potential investors should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Law No. 14,596, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions.

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

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our class A preferred shares or the ADSs, which are evidenced by ADRs. This discussion addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that will hold our class A preferred shares or the ADSs as capital assets. This discussion does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks and other financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our class A preferred shares or the ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our class A preferred shares or the ADSs as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our class A preferred shares or the ADSs through partnerships or other pass through entities, persons that are required to accelerate the recognition of any item of gross income with respect to our class A preferred shares or the ADSs as a result of such income being recognized on an applicable financial statement, holders subject to alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power or value) of our shares.

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

Subject to applicable limitations (including a minimum holding period requirement), non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an “established securities market” in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not our class A preferred shares, are readily tradable on an established securities market in the United States. Thus, we believe that any dividends that we pay on the ADSs, but not on our class A preferred shares that are not represented by ADSs, to non-corporate U.S. holders will be potentially eligible for these reduced tax rates. However, non-corporate U.S. holders will not be eligible for reduced tax rates on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company Rules”) in the taxable year in which such dividends are paid or in the preceding taxable year. There also can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. Dividends from our Company will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders.

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

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a class A preferred share or ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law and certain exceptions for short-term and hedged positions, any Brazilian withholding tax may be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. However, U.S. Treasury Regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The U.S. Treasury Department and the U.S. Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct any Brazilian withholding tax in computing the U.S. holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year).The rules with respect to foreign tax credits and deductions for foreign taxes are complex, and U.S. holders are urged to consult their own tax advisors regarding the effect of the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under their particular circumstances.

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

Capital gain, if any, realized by a U.S. holder on the sale, exchange or other disposition of a class A preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a class A preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be eligible for a foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category. However, pursuant to the Foreign Tax Credit Regulations, any such Brazilian tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is derived from foreign sources). In such case, however, the non-creditable Brazilian tax may reduce the amount realized on the sale, exchange or other disposition of the Class A preferred share or ADS. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Brazilian tax is imposed upon the sale, exchange or other disposition of a Class A preferred share or ADS and a U.S. holder applies such temporary relief, such Brazilian tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. U.S. holders are urged to consult their own tax advisors regarding the tax consequences if Brazilian tax is imposed on a disposition of a Class A preferred share or ADS, including the effect of the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under their particular circumstances.

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

A U.S. holder will generally be required to file IRS Form 8621 if such holder holds our class A preferred shares or the ADSs in any year in which we are classified as a PFIC. U.S. holders are urged to consult their tax advisor concerning the U.S. federal income tax consequences of holding class A preferred shares or ADSs if we are considered a PFIC in any taxable year, including the potential availability and effect of any elections which would provide for alternative treatment.

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

The backup withholding tax rate is currently 24%. Backup withholding is not an additional tax. Holders generally will be entitled to a credit for any amounts withheld under the backup withholding rules against their U.S. federal income tax liability or a refund of the amounts withheld, provided the required information is furnished to the IRS in a timely manner.

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

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate and commodity derivative instruments, as well as cash and receivables. As of December 31, 2023, we had currency options with an aggregate notional amount of US$1.5 billion (R$6.7 billion) in puts with an average strike price of US$1/R$4.5 and of US$1.0 billion (R$6.7 billion) in calls with an average strike price of US$1/R$6.78. We assess the potential and consolidated impact of market risks and seek to mitigate those risks following our risk management policy.

Our current risk management policy, adopted on March 30, 2017, by our Board of Directors and updated in July, 2019 and in August, 2022 covers cash flow management and liquidity, investment of cash and cash equivalents, funding activities and guarantees, and management of foreign exchange and commodity risks. This policy reflects our conservative financial practices and risk management procedures. Its objective is to manage and anticipate risks by continuously evaluating several key factors, including the overall financial health of our Company, any financial operations we have with related parties, our ratings, counterparty risk and hedging strategy. Additionally, the policy aims to ensure the alignment of the objectives of the financial teams with the overall objectives of Braskem.

We do not enter into derivative transactions with speculative purposes.

As of December 31, 2023, we had R$5.4 billion (US$1.1 billion) in foreign currency-denominated cash and cash equivalents, including the aggregate amount of R$1,562 million (US$323 million) of Braskem Idesa’s cash and cash equivalents.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the term SOFR rate and, for real-denominated borrowings and short-term cash investments, variations of the CDI rate and IPCA rate.

With respect to Brazilian interest rates:

•	the short-term domestic CDI rate decreased to 11.65% per annum as of December 31, 2023, from 13.65% per annum as of December 31, 2022 and from 4.4% per annum as of December 31, 2021; and
•	IPCA recorded in 2023 was 4.62%, decreasing from 5.79% in 2022, and decreasing from 10.1% in 2021.

The table below provides information about our significant interest-rate sensitive instruments:

Payment Schedule—Breakdown by Type of Interest Rate
	As of December 31, 2023
	Expected Maturity Date
	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings:
Fixed rate, denominated in U.S. dollars	786	-	-	-	5,678	25.575	32.038	26.126
Average interest rate	6.5%	-	-	-	4.5%	6.7%
Variable rate, denominated in U.S. dollars (SOFR)	1.102	567	1.269	1.882	440	345	5,604	5.312
Average interest rate (SOFR)	5.1%	4.3%	3.9%	3.7%	3.6%	3.5%
Bond Idesa fixed rate, denominated in U.S. dollars	187	-	-	-	-	10,132	10,319	6.153
Average interest rate	7.1%	-	-	-	-	7.2%
Variable rate, denominated in U.S. dollars (Braskem Idesa)	634	15	44	34	665	-	1,392	1,243
Average interest rate	4.2%	0.0%	0,0%	0,0%	0,0%	-
Fixed rate, denominated in reais	8	5	2	-	-	-	16	14
Average interest rate	8.0%	6.9%	6.5%	-	-	-

Variable rate, denominated in reais	-	-	-	0	0	3	3	2
Average interest rate (over TR)	-	-	-	3.3%	3.3%	3.3%
Variable rate, denominated in reais	112	9	480	327	-	2,950	3,878	3,366
Average interest rate (CDI)	12%	14.7%	11.7%	11.7%	-	11.7%
Variable rate, denominated in reais	103	61	48	48	690	253	1,203	1,474
Average interest rate (over IPCA)	6.0%	6.0%	6.0%	6.0%	5.6%	5.8%
Total Loan and financings	2,930	657	1,843	2,292	7,473	39,258	54,453	43,690
Assets:
Cash and cash equivalents and other instruments:
Fixed rate, denominated in foreign currency	7,051	-	-	-	-	-	7,051	7,051
Variable rate, denominated in reais	12,109	-	-	-	-	-	12,109	12,109
Total cash and cash equivalents and other investments	19,160	-	-	-	-	-	19,160	19,160
(1)	represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31,2023.

In the event that the average interest rate applicable to our financial assets and debt in 2024 is one percentage point higher than the average interest rate in 2023, our financial income would increase by R$192 million and our financial expenses would increase by R$544 million.

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

The table below provides information about our significant foreign currency exposures:

Payment Schedule—Breakdown by Currency
	As of December 31, 2023, Expected Maturity Date
	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans, financings and trade payables:
Loans and financings denominated in U.S. dollars	2,708	581	1,313	1,916	6,783	36,052	49,353	39,034
Accounts payable denominated in U.S. dollars	9,249	-	-	-	-	-	9,249	9,249
Total loans, financings and trade payables	11,957	581	1,313	1,916	6,783	36,052	58,602	48,283
Assets:
Cash and cash equivalents and other investments Denominated in foreign currency	7,051	-	-	-	-	-	7,051	7,051
Total cash and cash equivalents and other investments	7,051	-	-	-	-	-	7,051	7,051
Hedge Accounting:
Hedge Accounting designated Exports/Sales	954	3,982	1,489	1,089	8,593	20,454	36,561	36,561

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2023

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2023, consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$48.4 billion (US$10.0 billion) as of December 31, 2023, and $43.3 billion (US$8.3 billion) as of December 31, 2022. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans.

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

In the event that the real depreciated by 10% against the U.S. dollar during 2023 as compared to the real/U.S. dollar exchange rate as of December 31, 2022, our financial expenses indexed to the dollar in 2023 would have increased by R$4.9 billion, and our financial income would have increased by R$705.1 million.

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

During the year ended December 31, 2023, we received from the depositary of our ADSs US$1,189 thousand, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2023. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it was accumulated for and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on our management’s evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

Our management, with the participation of the CEO and CFO, under the oversight of the Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on its assessment, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2023, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

Audit of the Effectiveness of Internal Control over Financial Reporting

Our independent registered accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in their report, which is included herein.

Remediation Actions Taken in 2022 Addressing Material Weakness Reported as of December 31, 2021

Our management took certain actions to address the material weaknesses reported as of December 31, 2021 as described below:

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

Changes in Internal Control over Financial Reporting

Other than certain of the changes and certain of the remediation activities described above, there were no changes to internal control over financial reporting during the year ended December 31, 2023, that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of conduct that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. Our current code of conduct was approved by our board of directors in April 2018, amended in June 2020 and October 2023. A copy of our code of conduct may be found on our website at www.braskem-ri.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm KPMG Auditores Independentes during the fiscal years ended December 31, 2023, and December 31, 2022.

	Year Ended December 31,
	2023	2022
	(in millions of reais)
Audit fees(1)	42.8	34.3
Audit-related fees(2)	3.4	1.3
Tax fees(3)	2.7	2.8
All other fees	-
Total fees	49.0	38.5

(1)	Audit fees consist of the aggregate fees billed by our independent registered public accounting firms in connection with the audit of our annual financial statements, interim reviews and related services in connection with the audit and review of financial statements and review of documents filed with the SEC.
(2)	Audit-related fees refer to services provided in connection with debt offerings or sustainability reporting assurance.
(3)	Tax fees consist of the aggregate fees billed by our independent registered public accounting firm for tax compliance reviews.

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

Because a majority of the voting power of Braskem’s capital stock is directly controlled by Novonor S.A. - Em Recuperação Judicial (formerly Odebrecht S.A.), Braskem is a controlled company, and would therefore not be required to have a majority of independent directors.

Although Brazilian Corporate Law and Braskem’s bylaws establish rules in relation to certain qualification requirements of its directors, neither Brazilian Corporate Law nor Braskem’s bylaws require that Braskem has a majority of independent directors nor require Braskem’s board of directors or management to test the independence of Braskem’s directors before such directors are appointed.

Pursuant to an amendment to the Brazilian Corporate Law introduced by Law No. 14,195/2021, it became mandatory for the board of directors of publicly held companies such as Braskem to have 20% of their board of directors composed by independent members. Although we had already voluntarily adopted a board of directors with at least 20% of independent members, we amended our Policy on January 31, 2024 to reflect the exact requirements set out in regulation recently enacted by the CVM and the independent Directors elected at the 2024 Annual General Meeting comply with it.

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

Braskem is not required under Brazilian Corporate Law to have, and accordingly does not have, a nominating/corporate governance committee or a compensation committee. Currently, all Braskem’s directors are nominated by certain of its shareholders, including Novonor S.A. - Em Recuperação Judicial (formerly Odebrecht S.A.), pursuant to shareholders agreements and Braskem’s by-laws. However, Braskem has the People and Organization Committee, which is a committee of its board of directors that is responsible for, among other things:

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

Under the Resolution No. 77/2022 of the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”), shareholder pre-approval is required for the adoption and revision of any equity compensation plans. On July 28, 2023, our shareholders approved our Long Term Incentive Plan, which is an equity incentive compensation plan that provides the yearly opportunity for certain members of our Company, selected by the Board of Directors, to voluntarily adhere to the plan by acquisition of our shares and receive matching shares after the vesting period of three years provided the member continuously holds the shares acquired and remains a member of the company during the entire vesting period.

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

Clawback Policy

On November 9, 2023, we adopted a Variable Compensation Refund Policy (Clawback Policy) to comply with amended applicable rules and regulations. The Clawback Policy is attached as an exhibit to this Annual Report.

Item 16H. Mine Safety Disclosure

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item is included in exhibit 99.01.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Not applicable.

Item 16K. CYBERSECURITY

Risk Management and Strategy

Our Cyber Risk Management and Strategy processes are based on the NIST (National Institute of Standards and Technology at the U.S. Department of Commerce) Cybersecurity Framework, which outlines best practices on cyber security protection. Such international policy framework is structured around five areas: identify, protect, detect, respond, and recover, which we have also adopted and integrated into our risk management routines.

Our process for assessing, identifying, and managing material risks from cybersecurity focuses on identifying and neutralizing cybersecurity threats before a potential attack occurs and potentially compromises our platform’s confidentiality, integrity and availability. As part of our cybersecurity resiliency strategy and in an effort to mitigate potential cybersecurity risks, we employ various measures, including employee training, systems monitoring, and testing and maintenance of protective systems and contingency plans.

We deploy security tools to help bolster our defense detection capabilities, such as web application firewall, endpoint detection and response systems, security information and event management tools.

All projects and engagements with third-party suppliers that involve the implementation of solutions in our environment must comply with our information security requirements, including information security checklists.

We regularly evaluate ourselves for appropriate business continuity and disaster recovery planning, with test scenarios that include simulations and penetration tests. Our software teams include professionals dedicated to the development, security, and operations (DevSecOps) of our systems. Our team of IT specialists conducts periodical vulnerability scan to identify vulnerabilities and risks and propose action plans. Our team of IT specialists meets weekly to assess material risks from cybersecurity threats. The correction of any vulnerabilities is made taking into account key performance indicators (“KPIs”), which we believe to be an efficient tool for risk management.

All of our business units, from digital to industrial automation, are expected to follow pre-determined procedures, active monitoring routines and respond promptly after the occurrence of a security incident.

We have an Information Security Master Plan in place, with the goal of improving our information security environment through the creation of new processes and implementation of new market solutions. The Information Security Master Plan helps guide our information security strategy.

We also have a Cyber Incident Response Plan (CIRP) in place to address and resolve any incidents or cybersecurity issues. In the event of cybersecurity incidents or imminent threats, our IT team first carries out an incident evaluation and investigation. To the extent needed, the IT team may set up a crisis room and escalate the situation to our senior management, while the team works on addressing and resolving the issue and, if needed, reestablishing our systems environment.

We work closely with an IT specialized company, which is currently responsible for maintaining and supporting Braskem’s IT environment. A contract with a third-party company specialized in computer forensic analysis is also in place, covering the potential assistance upon the occurrence of any incidents or threats requiring evidence collecting.

Governance

Our Board of Directors has delegated oversight over cybersecurity matters to our Statutory Compliance and Audit Committee. Our Statutory Compliance and Audit Committee works with our management to implement processes to monitor cybersecurity matters, receive regular updates on cybersecurity tests, incident response plan and our cybersecurity policies and procedures; ensure that management is conducting regular risk assessments; receive periodic reports related to designated cybersecurity incidents from management; establish with management an agreed upon approach for communication during a cybersecurity incident; monitor material cybersecurity developments through update calls with management and provide guidance on key decisions; review and debrief with management on post-incident remediation; monitor the content and timing of required cybersecurity disclosures; and ensure that we are in compliance with the regulations and rules related to cybersecurity, including but not limited to SEC rules.

We have an Information Security Committee, which was established by our management to manage the cybersecurity risk processes described above. The Information Security Committee is responsible for discussing relevant and critical information security issues and ensuring the engagement and alignment of the main internal parties impacted by our Information Security Program. Decisions regarding cybersecurity risk management and strategy are also made by the Information Security Committee. Its main responsibilities are: to promote adequate knowledge about information security for all Braskem’s employees to periodically review the information security initiatives adopted by us, to evaluate projects involving information security whose risks have been identified by us as relevant, among other responsibilities.

The Information Security Committee is comprised of leaders from the areas of Information Technology, Compliance, Communication, Legal, Industrial Automation, and our offices in Europe, the United States, and Mexico, as well as the Chief Information Security Officer (“CISO”) and the Chief Information Officer (“CIO”). Our CISO and CIO are responsible for coordinating the activities of the Information Security Committee.

Our CISO holds a master’s degree in computer science with specialization in risk management, and has more than 24 years of experience in in the IT sector. He has experience in creating and leading a strategic information security team and has served as CIO and led large multidisciplinary teams in large companies. He has certifications in CCNA, CCNP, CCIE, CQS, MCSE and VCP. The CISO leads the our information security team and, in particular, identifies risks and implements countermeasures in the field of cybersecurity, considering both our internal operations and external scenarios. As part of his duties, the CISO provides relevant information to the officer responsible for Enterprise Risk Management in their regular discussions. The CISO also manages our Information Security Management System (“ISMS”) program. Guided by the principles of several industry-leading standards, such as the NIST Cybersecurity Framework and ISO 27001, the goal of the ISMS program is to continue to strengthen our cyber resilience.

Our CIO holds a systems analysis degree with an MBA in Finance, and has over 20 years of experience in the fields of information technology, innovation, implementation of shared services center, corporate projects with background in the financial and controllership areas. He has experience in, among other areas: (i) integration and unification of the IT area, data center, implementation of processes and systems, consolidation of service areas for several companies and countries (United States, Latin America, Europe and Africa); and (ii) organizational restructuring, acting in crisis management and management changes, with strong influence on the conduct of critical issues with shareholders, investors and key stakeholders.

The Information Security Committee meets on a bi-monthly basis and reviews any cybersecurity-related issues, including the identification and monitoring of any threats and assessment of any KPIs established by our IT team.

A report of the Information Security Committee’s activities is periodically submitted to our executive officers, our Board of Directors, and our Statutory Compliance and Audit Committee for information, which is generally responsible for oversight and strategic guidance with respect to cybersecurity matters. The report includes an overview of the state of our cybersecurity policies and procedures, an update on the most important cybersecurity risks that we face, an update on notable cybersecurity incidents and recent threats, and a summary of the results of our IT team’s recent independent cybersecurity assessments, among other relevant matters.

As of the date of this annual report, and in the past three years, we have not identified any cybersecurity incidents that would have materially affected us, our business strategy, results of operations or financial condition. We cannot guarantee that such incidents will not occur and adversely affect our operations in the future. Our business, results of operations and financial condition may be adversely affected if any past or current vulnerabilities, known or unknown to us, become the target of unauthorized access or intrusion or evolve into security breaches and other incidents, including as a result of third-party action, employee or contractor error, nation state malfeasance, malware, phishing, computer hackers, system error, software bugs or defects, process failure or otherwise.

We and our third-party service providers and business partners may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems and cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. Since techniques used to obtain unauthorized access change frequently and the sophistication and size of cybersecurity attacks is increasing, we may be unable to implement adequate preventative measures or stop the attacks while they are occurring. Any actual or perceived security breach or incident could delay or interrupt our operations, could result in loss, compromise, corruption or disclosure of confidential information, intellectual property and sensitive and personal data or data we rely on to operate, expose us to a risk incurring significant liability and be subject to regulatory scrutiny, investigations, proceedings and penalties, and require us to expend significant capital and other resources to neutralize any incident and implement additional security measures.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

(a) Financial Statements

(b) List of Exhibits

Exhibit Number	Exhibit

1.01	Bylaws of Braskem S.A., as amended (English translation) (incorporated by reference to Form 6-K of Braskem S.A. filed on April 21, 2022).
2.01	Amended and Restated Form of Deposit Agreement, dated as of January 4, 2017, among Braskem S.A., The Bank of New York Mellon, as Depositary, and Owners and Holders of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on December 22, 2016).
2.02	Description of Securities.
3.01	Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petrobras Química S.A.–Petroquisa, Petróleo Brasileiro S.A. Petrobras, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation), as amended on September 24, 2018 and as adhered to by OSP Investimentos S.A. on December 31, 2018 (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on February 28, 2019).
3.02	Second Amendment to the Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., entered into by Novonor S.A.– Em Recuperação Judicial, NSP Investimentos S.A. – Em Recuperação Judicial, and Petróleo Brasileiro S.A. – Petrobras, on December 15, 2021 (English translation) (incorporated by reference to Exhibit 1 to Report on Form 6-K of Braskem S.A. filed on December 16, 2021.
4.03	Restricted Share Award Plan of Braskem S.A. approved at the Extraordinary Shareholders’ Meeting held on March 21, 2018 (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on March 22, 2018).

4.04	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020 (incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.05	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020 (incorporated by reference to Exhibit 4.05 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.06	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020 (incorporated by reference to Exhibit 4.06 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.07	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated December 22, 2020 (incorporated by reference to Exhibit 4.07 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.08	English Summary of Ethane, Propane and Hydrogen Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated December 22, 2020 (incorporated by reference to Exhibit 4.08 to Form 20-F of Braskem S.A. filed on May 14, 2021).
8.01	List of subsidiaries (incorporated by reference to note 2.3 to our audited consolidated financial statements included elsewhere in this annual report).
11.01	Code of Conduct of Braskem S.A., as amended (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on October 26, 2023).
97.01	Variable Compensation Refund Policy (Clawback Policy).
12.01	Certification of Principal Executive Officer dated April 11, 2024 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated April 11, 2024 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated April 11, 2024 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 11, 2024

BRASKEM S.A. By: /s/ Roberto Bischoff Name: Roberto Bischoff Title: Chief Executive Officer

Exhibit Number	Exhibit

2.02	Description of Securities.
12.01	Certification of Principal Executive Officer dated April 11, 2024 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated April 11, 2024 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated April 11, 2024 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.01	Variable Compensation Refund Policy (Clawback Policy).
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

Braskem

# Braskem

**Consolidated financial statements for the year ended December 31, 2023 and independent auditor's report**

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Braskem S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Braskem S.A. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Evaluation of the provision and disclosures related to the geological event in the state of Alagoas

As discussed in note 24 to the consolidated financial statements, the Company has recorded a provision related to the geological event in the vicinity of the Company’s salt mining wells in the state of Alagoas of R$ 5,240 million as of December 31, 2023. The provision is for the estimated future outflows of resources required to settle the Company’s commitments under agreements signed with Brazilian governmental authorities following the occurrence of the geological event as well as for other obligations related to the geological event for which it is probable that an outflow of economic benefits will be required. The commitments made by the Company include taking measures to monitor and stabilize the salt mining wells, as well as relocating and compensating residents and businesses in the region and taking actions to implement social and urban measures.

We identified the evaluation of the provision and disclosures related to the geological event in the vicinity of the Company’s salt mining wells in Alagoas as a critical audit matter. Specifically, the evaluation of the estimates and assumptions used by the Company to determine the extent and cost of the remediation actions required to monitor and stabilize the salt mining wells as well as the assessment of the Company’s judgments in relation to the likelihood of there being outflows of economic benefits to settle legal proceedings related to the geological event, required challenging auditor judgment and the use of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter:

We evaluated the design and tested the operating effectiveness of certain internal controls related to the provision for, and disclosure of, the geological event in the state of Alagoas. This included controls related to the evaluation of information from external advisors and the disclosures in the consolidated financial statements.

We involved infrastructure valuation professionals, with specialized skills and knowledge, who assisted in evaluating the technical appraisal reports prepared by the Company's external advisors regarding the monitoring and stabilization of the salt mining wells, the remediation plans established by the Company and the Company’s estimate of the significant costs to implement these plans.

We read letters received directly from the Company’s external legal counsel, that included their assessment of the likelihood of there being an outflow of economic resources to settle legal proceedings related to the geological event as well as the estimation of the amount involved and compared these assessments and estimates to those of the Company and with the disclosures made.

We questioned management about the other obligations related to the geological event and inspected internal and external documents related to them.

We evaluated the disclosures in the consolidated financial statements related to the geological event.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2018.

São Paulo, Brazil
April 11, 2024

Braskem S.A.

Statement of consolidated financial position at December 31

All amounts in millions of Reais

Assets	Note	2023	2022

Current assets
Cash and cash equivalents	5	14,187	12,466
Financial investments	6	4,956	2,295
Trade accounts receivable	7	2,910	3,232
Inventories	8	12,532	14,030
Taxes recoverable	10	1,461	1,156
Recoverable income taxes	21.1	428	392
Derivatives	19.5	137	158
Other receivables		830	728

		37,441	34,457

Non-current assets
Taxes recoverable	10	1,370	1,618
Recoverable income taxes	21.1	292	253
Deferred tax assets	21.2	6,443	6,359
Judicial deposits		178	215
Derivatives	19.5	210	72
Other receivables		309	188
Investments	11	165	149
Property, plant and equipment	12	38,405	37,763
Intangible assets	13	3,108	3,022
Right of use of assets	14 (a)	3,820	3,953

		54,300	53,592

Total assets		91,741	88,049

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated financial position at December 31

All amounts in millions of Reais

Liabilities and shareholders' equity	Note	2023	2022

Current liabilities
Trade payables	15	13,221	12,247
Borrowings and debentures	16	2,029	1,382
Braskem Idesa borrowings	17	739	868
Derivatives	19.5	58	195
Payroll and related charges		828	828
Taxes payable	20	387	491
Income taxes payable		11	381
Sundry provisions	22	1,282	923
Geological event in Alagoas	24	2,759	4,248
Lease	14 (b)	978	1,040
Other payables		2,202	1,583
		24,494	24,186

Non-current liabilities
Borrowings and debentures	16	40,207	34,334
Braskem Idesa borrowings	17	10,511	10,502
Derivatives	19.5	141	82
Taxes payable	20	206	298
Loan from non-controlling shareholders of Braskem Idesa	9(a)	2,490	2,498
Deferred tax liabilities	21.2	1,677	1,153
Post-employment benefits	25.3(a)	567	494
Legal provisions	23	1,095	1,171
Sundry provisions	22	943	1,357
Geological event in Alagoas	24	2,481	2,379
Lease	14 (b)	2,955	3,201
Other payables		695	286

		63,968	57,755

Shareholders' equity	27
Capital		8,043	8,043
Capital reserve and treasury shares		27	17
Profit reserves			1,826
Additional paid in capital		(488)	(488)
Other comprehensive loss		(852)	(2,076)
Accumulated losses		(2,738)

Total attributable to the Company's shareholders		3,992	7,322

Non-controlling interest in subsidiaries		(713)	(1,214)

		3,279	6,108

Total liabilities and shareholders' equity		91,741	88,049

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated profit or loss

Years ended December 31

All amounts in millions of Reais, except earnings (loss) per share

	Note	2023	2022	2021

Net revenue	28	70,569	96,519	105,625
Cost of products sold	30	(67,548)	(85,161)	(73,568)

Gross profit		3,021	11,358	32,057

Income (expenses)
Selling and distribution	30	(1,916)	(2,108)	(2,056)
Loss for impairment of trade accounts receivable and others from clients	30	(83)	(38)	(9)
General and administrative	30	(2,472)	(2,764)	(2,522)
Research and development	30	(383)	(374)	(297)
Results from equity-accounted investees	11(b)	7	35	5
Other income	30	1,769	507	1,534
Other expenses	30	(2,735)	(2,344)	(2,669)

(Loss) profit before financial results and taxes		(2,792)	4,272	26,043

Financial results	31
Financial expenses		(5,589)	(5,066)	(4,903)
Financial income		1,678	1,374	1,581
Derivatives and exchange rate variations, net		511	(533)	(4,760)

		(3,400)	(4,225)	(8,082)

(Loss) profit before income tax		(6,192)	47	17,961

Income taxes	21.1(c)	1,302	(868)	(3,999)

Net (loss) profit for the year		(4,890)	(821)	13,962

Attributable to:
Company's shareholders		(4,579)	(336)	13,985
Non-controlling interest in subsidiaries		(311)	(485)	(23)

Net (loss) profit for the year		(4,890)	(821)	13,962

Earnings per share - basic and diluted - R$	27
Basic
Common		(5.7458)	(0.4215)	17.5747
Preferred shares class "A"		(5.7458)	(0.4215)	17.5749
Preferred shares class "B"		(5.7458)	(0.4215)	0.5798

Diluted
Common		(5.7458)	(0.4215)	17.5747
Preferred shares class "A"		(5.7458)	(0.4215)	17.5242
Preferred shares class "B"		(5.7458)	(0.4215)	0.5798

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated other comprehensive (loss) income

Years ended December 31

All amounts in millions of Reais

	Note	2023	2022	2021

Net (loss) profit for the year		(4,890)	(821)	13,962

Other comprehensive (loss) income:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge, net of taxes		150	293	323
		150	293	323

Exchange variation of foreign sales hedge, net of taxes	19.6(a)	2,359	2,060	(5)
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	19.6(b)	1,497	787	212
		3,856	2,847	207

Foreign subsidiaries currency translation adjustment		(2,464)	(1,806)	1,503

Total		1,542	1,334	2,033

Item that will not be reclassified to profit or loss
Actuarial gain (loss) with post-employment benefits, net of taxes		(85)	10	23

Total		(85)	10	23

Total comprehensive (loss) income for the year		(3,433)	523	16,018

Attributable to:
Company's shareholders		(3,405)	715	16,016
Non-controlling interest in subsidiaries		(28)	(192)	2

Total comprehensive (loss) income for the year		(3,433)	523	16,018

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated changes in equity

Years ended December 31

All amounts in millions of Reais

		Attributed to shareholders' interest
						Profit reserves
			Long-term Incentive	Treasury	Capital	Legal	Tax	Retention	Additional dividends	Additional paid in	Other comprehensive	Retained earnings Accumulated	Total Braskem shareholders'	Non-controlling interest in	Total shareholders' equity (net capital
	Note	Capital	Plans	shares	reserve	reserve	incentive	of profits	proposed	capital	loss	losses	interest	subsidiaries	deficiency)

As of December 31, 2020		8,043	32	(50)						(488)	(5,209)	(4,530)	(2,202)	(1,664)	(3,866)

Comprehensive income for the year:
Net profit (loss) for the year												13,985	13,985	(23)	13,962
Exchange variation of foreign sales hedge, net of taxes											154		154	53	207
Fair value of cash flow hedge, net of taxes											263		263	60	323
Actuarial gain (loss) with post-employment benefits, net of taxes											23		23		23
Foreign subsidiaries currency translation adjustment											1,591		1,591	(88)	1,503
											2,031	13,985	16,016	2	16,018

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes											(26)	26
Realization of deemed cost of jointly-controlled investment, net of taxes											(1)	1
Exchange variation in hyperinflationary economy, net of taxes											35		35		35
											8	27	35		35
Contributions and distributions to shareholders:
Dividends-lapse of statute of limitation												3	3		3
Dividends												(6,000)	(6,000)		(6,000)
Incentive long term plan payments with treasury shares				12	3								15		15
Legal reserve						473						(473)
Tax incentive reserve							1,018					(1,018)
Retention of profits								644				(644)
Additional proposed dividends									1,350			(1,350)
				12	3	473	1,018	644	1,350			(9,482)	(5,982)		(5,982)

As of December 31, 2021		8,043	32	(38)	3	473	1,018	644	1,350	(488)	(3,170)		7,867	(1,662)	6,205

Comprehensive income for the year:
Loss for the year												(336)	(336)	(485)	(821)
Exchange variation of foreign sales hedge, net of taxes											2,650		2,650	197	2,847
Fair value of cash flow hedge, net of taxes											293		293		293
Actuarial gain on defined benefit and health plan, net of taxes											10		10		10
Foreign subsidiaries currency translation adjustment											(1,902)		(1,902)	96	(1,806)
											1,051	(336)	715	(192)	523

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes											(26)	26
Realization of deemed cost of jointly-controlled investment, net of taxes											(1)	1
Long term incentive plan, net of taxes			20										20		20
Fair value of financial transactions of non-controlling subsidiaries														610	610
Exchange variation in hyperinflationary economy, net of taxes											70		70		70
			20								43	27	90	610	700
Contributions and distributions to shareholders:
Incentive long term plan payments with treasury shares			(13)	10	3
SUDENE tax incentive supplement							109					(109)
Non-controlling interest in acquired entity														31	31
Additional dividends approved in the board meeting									(1,350)				(1,350)		(1,350)
Absorption of losses								(418)				418
Proposed dividends														(1)	(1)
			(13)	10	3		109	(418)	(1,350)			309	(1,350)	30	(1,320)

As of December 31, 2022		8,043	39	(28)	6	473	1,127	226		(488)	(2,076)		7,322	(1,214)	6,108

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated changes in equity

Years ended December 31

All amounts in millions of Reais

		Attributed to shareholders' interest													Total
			Capital reserve and treasury shares			Profit reserves							Total		shareholders'
									Additional	Additional	Other		Braskem	Non-controlling	equity
			Capital	Treasury	Capital	Legal	Tax	Retention	dividends	paid in	comprehensive	Accumulated	shareholders'	interest in	(net capital
	Note	Capital	reserve	shares	reserve	reserve	incentive	of profits	proposed	capital	loss	losses	interest	subsidiaries	deficiency)

As of December 31, 2022		8,043	39	(28)	6	473	1,127	226		(488)	(2,076)		7,322	(1,214)	6,108

Comprehensive income for the year:
Loss for the year												(4,579)	(4,579)	(311)	(4,890)
Exchange variation of foreign sales hedge, net of taxes											3,482		3,482	374	3,856
Fair value of cash flow hedge, net of taxes											150		150		150
Actuarial loss with post-employment benefits, net of taxes											(85)		(85)		(85)
Foreign subsidiaries currency translation adjustment											(2,373)		(2,373)	(91)	(2,464)
											1,174	(4,579)	(3,405)	(28)	(3,433)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes											(15)	15
Long term incentive plan, net of taxes			(2)										(2)		(2)
Fair value adjustments of trade accounts receivable, net of taxes											5		5		5
Exchange variation in hyperinflationary economy, net of taxes											60		60		60
			(2)								50	15	63		63
Contributions and distributions to shareholders:
Incentive long term plan payments with treasury shares				28	(16)								12		12
Proceeds from sale of non-controlling interests	1													316	316
Capital increase from cotrolling interests														168	168
Other														(5)	(5)
Acquisition of subsidiary with non-controlling interests														62	62
Proposed dividends														(12)	(12)
Absorption of losses						(473)	(1,127)	(226)				1,826
				28	(16)	(473)	(1,127)	(226)				1,826	12	529	541

As of December 31, 2023		8,043	37		(10)					(488)	(852)	(2,738)	3,992	(713)	3,279

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated cash flow

Years ended December 31

All amounts in millions of Reais

	Note	2023	2022	2021

(Loss) profit before income tax		(6,192)	47	17,961

Adjustments for reconciliation of profit or loss
Depreciation and amortization	30	5,206	4,733	4,178
Results from equity-accounted investees	11(b)	(7)	(35)	(5)
Interest and foreign exchange gain/losses		2,683	2,703	6,311
Provisions, net		(195)	370	819
Provision - geological event in Alagoas	24	2,307	1,520	1,340
PIS and Cofins credits - exclusion of ICMS from the calculation basis				(1,031)
Loss for impairment of trade accounts receivable and others from clients	30	83	38	9
Provision for impairment and loss on sale of property, plant and equipment		196	131	115

		4,081	9,508	29,698

Changes in operating working capital
Financial investments		(2,279)	1,530	297
Trade accounts receivable		72	3,661	(2,175)
Inventories		1,811	2,138	(7,574)
Taxes recoverable		282	682	4,964
Other receivables		(216)	311	(199)
Trade payables		1,950	514	1,200
Taxes payable		(209)	(1,009)	(3,007)
Sundry provisions		(476)	(724)	(703)
Geological event in Alagoas	24	(2,686)	(2,743)	(2,928)
Other payables		(186)	(391)	805

Cash generated from operations		2,144	13,477	20,377

Interest paid		(3,550)	(2,905)	(2,883)
Income taxes		(866)	(1,621)	(2,707)

Net cash (used in) generated from operating activities		(2,272)	8,952	14,786

Proceeds from the sale of fixed and intangible assets		72	2	40
Dividends received		11	6
Additions of investments in subsidiaries		(78)	(107)
Additions to property, plant and equipment and intangible assets		(4,530)	(4,848)	(3,421)

Net cash used in investing activities		(4,525)	(4,947)	(3,381)

Borrowings and debentures
Issued		10,991	6,418	16
Payments		(2,155)	(3,856)	(9,414)
Braskem Idesa borrowings
Issued		1,233		7,272
Payments		(576)	(45)	(7,995)
Loan payment from non-controlling shareholders of Braskem Idesa			(34)	(10)
Lease	14(b)	(1,209)	(929)	(842)
Dividends paid		(7)	(1,350)	(5,993)
Proceeds from the sale of investments of non-controlling interest		316
Proceeds from non-controlling interests capital contributions		280	21

Net cash generated from (used in) financing activities		8,873	225	(16,966)

Exchange variation on cash of foreign subsidiaries		(355)	(444)	378

Increase (decrease) in cash and cash equivalents		1,721	3,786	(5,182)

Represented by
Cash and cash equivalents at the beginning of the year		12,466	8,681	13,863
Cash and cash equivalents at the end of the year		14,187	12,466	8,681

Increase (decrease) in cash and cash equivalents		1,721	3,786	(5,182)

The notes are an integral part of the consolidated company financial statements.

Summary of Notes

1 Operations	9
2 Basis of preparation of the consolidated financial statements	10
3 Application of estimates and judgments	15
4 Risk management	16
5 Cash and cash equivalents	20
6 Financial investments	20
7 Trade accounts receivable	21
8 Inventories	22
9 Related parties	23
10 Taxes recoverable	27
11 Investments	28
12 Property, plant and equipment	30
13 Intangible assets	32
14 Right-of-use assets and lease liability	34
15 Trade payables	38
16 Borrowings and debentures	39
17 Braskem Idesa borrowings	41
18 Reconciliation of financing activities in the statement of cash flow	42
19 Financial instruments	43
20 Taxes payable	58
21 Income taxes	58
22 Sundry provisions	62
23 Provisions for legal proceedings and contingent liabilities	64
24 Geological event - Alagoas	70
25 Benefits offered to employees	80
26 Equity	84
27 Earnings (loss) per share	86
28 Net revenue	87
29 Tax incentives	89
30 Expenses by nature and function	89
31 Financial results	90
32 Segment information	91
33 Contractual obligations	93
34 Subsequent events	93

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

1 Operations

Braskem S.A. is a public corporation headquartered in Camaçari, Bahia (“BA”), which, jointly with its subsidiaries (hereinafter “Braskem” or “Company”), is controlled by Novonor S.A. (“Novonor”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem’s shares are traded on B3 S.A. Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange (“NYSE”) under the ticker BAK and on the Madrid Stock Exchange (“LATIBEX”) under the ticker XBRK.

Braskem is engaged, among others, in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and natural gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene (“PE”), polypropylene (“PP”), polyvinyl chloride (“PVC”) and other basic petrochemicals.

Operations of subsidiary Braskem Idesa S. A. P. I. (“Braskem Idesa”)

On June 14, 2022, Braskem Idesa signed agreements with Advario B.V. (“Advario”) to sell 50% of the capital stock of Terminal Química Puerto México (“Terminal Química”), held by Braskem Idesa, the subsidiary of Braskem Idesa responsible for developing and operating the ethane import terminal in Mexico. In March 2023, the conditions for the conclusion of the agreement were met and Advario made the payment of R$ 316 to Braskem Idesa for the 50% non-controlling interest in Terminal Química. Braskem Idesa maintains control over Terminal Química due to its power over relevant activities of the subsidiary, exposure to variable returns and its ability to influence the economic result of operations.

In addition, after the sale of non- controlling interest, Advario and Braskem Idesa made a capital contribution of R$ 193 each (R$ 169 subscribed and R$ 24 as advance for future capital increase)

In February 2023, Terminal Química signed a contract with ASIPONA (“Administraciones del Sistema Portuario Nacional”) to operate a dock that will serve as reception for the import of ethane at the port of Coatzacoalcos.

In November 2023, Terminal Química concluded the process to obtain financing in the amount of R$ 1,975 (US$ 408). To date, R$ 760 (US$157) has been withdrawn to build the ethane import terminal.

Agreement for incorporation of the subsidiary Braskem Siam Company Limited (“Braskem Siam”)

On August 16, 2023, the Company, through its subsidiaries Braskem Netherlands B.V. (“Braskem Netherlands”) and Braskem Europe GmbH (“Braskem Germany”), signed an agreement with Thai Polyethylene Company Limited (“TPE”), a wholly-owned subsidiary of SCG Chemicals Public Company Limited, to establish Braskem Siam to conduct the engineering project of a bio-ethanol dehydration plant to produce bio-ethylene using the Ethanol-to-ethylene EverGreen™ technology. Braskem holds 51% interest equity in the established entity and control it due to its power over relevant activities of the subsidiary, exposure to variable returns and its ability to influence the economic result of operations. The Final Investment Decision (FID) of the project is scheduled for the last quarter of 2024, when Braskem and SCG will decide upon the continuation of the project.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

2 Basis of preparation of the consolidated financial statements

2.1 Basis of accounting

The consolidated financial statements (“financial statements”) were prepared and are presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

2.2 Basis of presentation

The financial statements were prepared under the historical cost basis, unless stated otherwise in the accounting policies. These financial statements have been prepared on a going concern basis.

The material accounting policies applied in the preparation of these financial statements were included in the respective notes and are consistent in the fiscal years presented.

The issue of these financial statements was authorized by the Executive Board, on April 11, 2024 .

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

2.3 Basis of consolidation

The financial statements include the financial statements of Braskem S.A. and the following entities:

		Total and voting interest (%)
			2023, 2022 and 2021
		Headquarter	2023	2022	2021
BM Insurance Company Limited ("BM Insurance")		Bermuda	100	100	100
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100	100	100
Braskem Energy Ltda. ("Braskem Energy")		Brazil			100
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100	100	100
Braskem Green S.A. ("Braskem Green")		Brazil	100	100	100
Braskem Incorporated Limited ("Braskem Inc.")	(i)	Cayman Islands			100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	100	100	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100	100	100
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100	100	100
Braskem Ventures Ltda. ("Braskem Ventures")	(ii)	Brazil	100	100
Lantana Trading Co. Inc. (“Lantana”)		Bahamas			100
Voqen Energia Ltda. ("Voqen")		Brazil	100	100
Wise Plásticos Ltda ("Wise")	(iii)	Brazil	61.1
B&TC B.V. ("B&TC")		Netherlands	60	60
Braskem America Finance Company ("Braskem America Finance")		USA	100	100	100
Braskem America, Inc. (“Braskem America”)		USA	100	100	100
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100	100	100
Braskem Idesa		Mexico	75	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	75	75	75
Braskem India Private Limited ("Braskem India")		India	100	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	100	100	100
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100	100	100
Braskem Netherlands Green B.V. (“Braskem Holanda Green”)		Netherlands	100	100	100
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc.”)		Netherlands	100	100	100
Braskem Siam	(iv)	Thailand	51
Braskem Trading & Shipping B.V. ("BTS")	(V)	Netherlands	100
Builder Brasil Ltda. ("Builder Brasil")		Brazil	100	100
Builder USA LLC. ("Builder USA")		USA	100	100
Cetrel S.A. ("Cetrel")		Brazil	63.70	63.70	63.70
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.70	63.70	63.70
ER Plastics B.V. ("ER Plastics")		Netherlands	60	60
Terminal Química	(vi)	Mexico	37.5	75	75
Special Purpose Entities
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100	100	100
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100	100	100
(i)	Company dissolved in December 2022.
(ii)	Braskem Ventures represents the brand Oxygea, which is a Hub whose purpose is to foster the creation and development of new business initiatives with startups.
(iii)	In February 2023, Braskem acquired a 61.1% ownership interest in Wise, a Brazilian company engaged in mechanical recycling. The consideration transferred of this acquisition was R$ 173, and goodwill generated was R$ 75.
(iv)	Company incorporated in 2023 as described in Note 1.
(v)	Company incorporated in September 2023 to provide service of maritime freight and the sale and purchase transactions of chemical and petrochemical products.
(vi)	In March 2023, Braskem Idesa sold 50% of their non-controlling interest in Terminal Química (Note 1).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(a) Subsidiaries

The Company controls an entity when it is exposed to, or entitled to, the variable returns originating from its involvement with the entity and has the capacity to affect such returns by exercising its power over the entity.

The financial information of subsidiaries are included in these financial statements as from the date the Company obtains control until the date of the loss of control.

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

Such investments are initially recognized at cost, which includes the expenses with the transaction costs. After initial recognition, the financial statements include the Company’s interest in the net profit or loss for the fiscal year profit or loss and other comprehensive (loss) income (“OCI”) of equity-accounted investees, in the investee until the date on which the significant influence or joint control ceases to exist.

(c) Conversion of functional currency to presentation currency

The assets and liabilities of foreign operations are translated into Brazilian Real at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Brazilian Real at the average monthly exchange rates. Foreign currency differences (Note 2.4) from translation to presentation currency are recognized in other comprehensive (loss) income.

Since Argentina’s economy is considered hyperinflationary, to translate the financial information of Braskem Argentina subsidiary, the assets, liabilities, equity, income and expenses are translated into Brazilian Real at the exchange rate at the reporting date.

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

2.4 Functional and foreign currency

These financial statements are presented in Brazilian Real, which is the functional currency of the Company. All amounts have been rounded to the nearest million, unless otherwise stated.

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

Functional currency

Braskem Alemanha, B&TC e ER Plastics	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Sofom, Braskem Holanda Green, BTS, Braskem Siam e Terminal Química.	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilean peso
Braskem Índia	Rupee

2.5 New standards or amendments for the current fiscal year and future requirements

(a) New standards and pronouncements adopted in the current fiscal year

In the current fiscal year, the Company identified a series of amendments under the IFRS standards that became effective for accounting periods starting on or after January 1, 2023:

(a.1) Deferred taxes related to assets and liabilities arising from a single transaction (amendments to IAS 12)

The Company adopted deferred tax related to assets and liabilities arising from a single transaction (amendments to IAS 12) from January 1, 2023. The amendments narrow the scope of initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences.

The main effect on the Company was related to the deferred taxes arising from leases. Previously, deferred tax on leases was recorded applying the "integrally linked" approach, resulting in a similar outcome as under the amendments, except for deferred tax asset or liability that was recognized on a net basis.

Following the amendments, the Company recognized a separate deferred tax asset from its lease liabilities and a separate deferred tax liability from its right-of-use assets. However, there was no impact on statement of financial position since balances are qualified for offsetting. The amendments also had no impact on retained earnings and accumulated losses as of January 1, 2022. The main impact is related to the disclosure of recognized deferred tax assets and liabilities.

(a.2) International Tax Reform - Pillar two model rules (Amendments to IAS 12)

The Company is within the scope of the International Tax Reform – Pillar two model rules and operates in Netherlands and Germany, which have already passed the new legislation to implement the complementary global minimum tax rate. However, once the tax legislation recently passed in both countries will become effective only from January 1, 2024, there is no tax impact on the fiscal year ended December 31, 2023.

In accordance with amendments to IAS 12 in effect on December 31, 2023, the Company applied mandatory temporary exemption to the recognition of deferred taxes for the impacts of the complementary tax rate and assessed the new disclosures required about Pillar Two exposures.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

The Company may be subject to top-up tax in relation to its operations in the Netherlands, starting on January 1, 2024, depending on the profit of each type of business, there is a possibility that the effective rate in the Netherlands may vary by less or even more than 15%.

(a.3) Other amendments

Other amendments to IFRS that were mandatory for accounting periods starting on or after January 1, 2023 but did not have any material impact on the disclosures or amounts presented in these financial statements are presented below:

- Definition of accounting estimates (amendments to IAS 8).

- Definition of materiality for disclosure of accounting policies (amendments to IAS1 and IFRS Practice Statement 2).

- Insurance contracts (IFRS 17).

(b) Future requirements

The amended standards already issued but not yet effective as of the reporting date are described below:

- Classification of liabilities as current or non-current (amendments to IAS 1) – Effective on January 1, 2024.

- Non-current liabilities with covenants (amendments to IAS 1) – Effective on January 1, 2024.

- Lease liabilities in a sale and leaseback (Amendments to IFRS 16) – Effective on January 1, 2024.

- Supplier finance arrangements (amendments to IFRS 7 and IAS 7) – Effective on January 1, 2024.

Lack of exchangeability (amendments to IAS 21) – Effective on January 1, 2025.

The Company plans to adopt these amended standards, when they become effective and are required. Management does not expect the adoption of the standards listed above to have a significant impact on the Company’s financial statements in future periods.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

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

Critical judgments and estimates applied by the Company in the preparation of these financial statements are presented in the following notes:

3.1	Judgments

Information about judgments made on applying accounting policies that have significant effects on amounts recognized in the financial statements are included in the following notes:

- Note 19.2: Application of hedge accounting: judgment to define forecast percentage of recurring revenues for which there is a high probability of occurring;

- Note 14(c): lease term: whether the Company will exercise renewal options; and

- Note 15: reverse factoring operations: presentation of amounts related to supply chain financing arrangements in the statements of financial position and in the statement of cash flows.

3.2	Assumptions and estimates uncertainties

Information on assumptions and uncertainties of estimates at the reporting date that have a significant risk of resulting in material adjustments to the carrying amounts of assets and liabilities within the next fiscal year is included in the following notes:

- Note 12(b) and 13: Impairment test of property, plant and equipment, intangibles and goodwill: Determination of the discount rate and the recoverable amount of property, plant and equipment, intangibles and goodwill;

- Note 19.3: Fair value of financial instruments: Determination of the fair value of financial instruments;

- Note 21.2: Recognition of deferred tax assets: Expectation of future taxable income against which deductible temporary differences and tax losses carryforward can be utilized;

- Note 22(a): Recognition and measurement of provisions for recovery of environmental damages: identifying potential environmental impacts, evaluating technical solutions and time of the remediation involve judgment as to the probability and magnitude of the outflow of resources;

- Note 23: Recognition and measurement of provisions for tax, labor and civil lawsuits: judgement on interpretation of the matter under discussion and estimate as to the probability and magnitude of the outflow of resources; and

- Note 24: Recognition and measurement of provision for costs arising from the geological event in Alagoas: Uncertainties regarding the outcome of actions to close and monitor wells, future studies by experts, changes related to the dynamics of the geological event and individual lawsuits, which could affect the probability and magnitude of the outflow of resources.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

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

4.1 Market risks

The Company prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, presented in Note 19.8.

Management of the interest rate benchmark reform and associated risks

Overview

The replacement of interbank offered rates (“IBORs”) for alternative, nearly risk-free interest rates (RFRs, or “Risk-Free Rates”) was concluded, with IBORs being discontinued in June 2023.

The Company used IBORs as reference rates on several of its financial instruments, and due to this discontinuation, the Company took measures to replace such reference rates. While the transition forced modifications on contracts that used IBORs as reference rates, the Company had no significant impact on its risk management after its completion.

Derivatives

The derivative instruments traded on over-the-counter market are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”) and agreed with counterparties in the international banking market.

As part of the IBOR reform, the ISDA published a protocol that changed all agreements to include RFRs as replacement rates (fallback) for use upon discontinuation of the various IBORs. The protocol came into force as of January 25, 2021. The Company already have carried out its adoption.

Liabilities

As of December 31, 2023, the Company had already conducted the transition of its bank loans with interest rates linked to LIBOR in US$ (see notes 16 and 17). The benchmark interest rate of these loans was changed to guaranteed forward rates at the Security Overnight Financing Rate (SOFR).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated
(a)	Exposure to commodity price risks

The main purposes of the commodity price risk management are:

• Identifying potential origins of this risk;

• Defining mitigation controls;

• Establishing limits and powers to execute commodity derivative operations; and

• Defining the controls of transactions.

The commodity price risk arises from the dependence of the Company costs and revenues on commodity prices in the global market. In general, there is a strong correlation between prices of raw materials acquired for production and of the products sold in the petrochemical industry, forming a natural hedge. Mismatches inherent to the business may lead to occasional net risk exposures, which will be assessed and treated, such as: (i) when time lags between the pricing of the Company's raw materials and finished products creates a mismatch between prices, increasing the volatility of the petrochemical margin; (ii) one-off sales contracts at fixed prices without hedging the price of raw materials; and (iii) when different petrochemical price references have different levels of volatility and correlations between them.

The Company actively manages pricing periods and indexers, considering the following exposure allocation conditions: (i) always observing the market conditions associated with the profile of indexes and the Company's operating dynamics; (ii) in case of transactions for exchange of international references, indexes associated with the petrochemical market are considered; and (iii) not increasing the risk associated with its margin by fixating only the price of Braskem’s own operating chain (raw materials or finished products).

In order to manage the Risk associated with commodity price, the Company may either (i) adopt negotiation measures with suppliers or clients or (ii) contracts derivative transactions, which should always respect the volumes associated with the identified exposures, not generating financial leverage.

(b)	Exposure to foreign exchange risk

Considering the dynamics of the international petrochemical market, where prices are mostly pegged to international US$ denominated references, the Company’s sales in Brazil and Mexico are strongly correlated to the US$.

To mitigate the long-term exchange risk, since September 2016, the Company started to contract financial derivatives to compose a Long-Term Foreign Exchange Hedge Program, by US$ call and put option contracts, hedging expected cash flows over an 18-month horizon, as detailed in Note 19.5.

In addition to this program, to maintain the balance between the US$ denominated assets and liabilities exposure, as established in its Financial Policy, the Company will maintain at least 70% of the net debt exposed to the US$. If economic benefits are expected, the Company may maintain a percentage of more than 70%, although subject to a sensitivity analysis of key financial indicators and proof of the inexistence of significant risk of deterioration of these indicators.

(c)	Exposure to interest rate risk

The Company is exposed to the risk that a variation in floating interest rates causes an increase in its financial expenses due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in SOFR. Debt denominated in R$ is mainly subject to the variation in the Interbank Certificate of Deposit (“CDI”) rate.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

4.2 Exposure to credit risk

The transactions that subject the Company to the concentration of credit risks are mainly in bank checking accounts, financial investments, and trade accounts receivable in which the Company is exposed to the risk of the financial institution or customer involved. In order to manage this risk, the Company maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap ("CDS") market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

As of December 31, 2023, 27% of the amounts recorded as “Cash and cash equivalents” (Note 5) and “Financial Investments” (Note 6) were allocated to financial institutions that had offset agreements with the Company. The obligations under these agreements are accounted for under “Borrowings” (Note 16). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, the Company protects itself by performing analysis before granting credit and obtaining guarantees when considered necessary, including credit insurance.

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

In December 2021, the Company, in keeping with its commitment to maintain its financial liquidity, renewed an international revolving credit facility in the amount of R$ 5.2 billion (US$1 billion), which expires in 2026. This credit line may be used without restrictions to improve the Company’s credit liquidity or in the event of deterioration in the macroeconomic scenario. As of December 31, 2023, this new credit line had not been used.

Braskem's financial liabilities by maturity, including the amounts due under the Leniency Agreement (Note 22), are shown in the table below. These amounts are calculated based on cash flows not discounted that consider future financial charges and may not be reconciled with the amounts disclosed in the statement of financial position.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

	Until	Between one	Between two	More than
	one year	and two years	and five years	five years	Total

Trade payables	13,522				13,522
Borrowings and debentures	2,138	3,000	11,197	64,359	80,694
Braskem Idesa borrowings	950	71	979	15,403	17,402
Derivatives	60	27	105	29	222
Loan from non-controlling shareholder of Braskem Idesa				3,288	3,288
Leniency agreement	847	206			1,053
Lease	1,347	932	1,817	1,282	5,377
At December 31, 2023	18,864	4,236	14,098	84,361	121,558

Interest discounted to present value	(1,000)	(2,773)	(1,956)	(41,484)	(47,213)
Carrying amount	17,864	1,463	12,141	42,877	74,345

4.4 Capital management

The Company’s policy is to maintain capital management to ensure the continuity and development of its business and to maintain the trust of investors, creditors and the general market. The capital structure, according to the Management view, considers the balance between own capital and net debt. This composition meets the Company’s policy of providing a consistent return to shareholders and other stakeholders. This structure also allows borrowing costs to maximize shareholder remuneration. The company’s capital structure was in 2023 and 2022 as follows (Ex- Braskem Idesa):

Capital structure	2023		2022

Equity attributable to the Company's shareholders	3,992	5.9%	7,322	11.3%
Third-party capital	64,038	94.1%	57,445	88.7%

Total	68,030	100%	64,767	100%

Due to the impact of US$ on the Company’s operations, Management believes that the own capital used for capital management purposes should be measured in US$. Moreover, the Company may temporarily maintain another capital structure, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, Management may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is the case of liquidity, capital is managed at the consolidated level, except for the liquidity and capital of the subsidiary Braskem Idesa and other subsidiaries with non-controlling interest, whose specific management is concentrated at the subsidiaries level.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

5 Cash and cash equivalents

		2023	2022

Cash
Domestic market		1,555	517
Foreign market	(i)	3,784	5,557
Cash equivalents
Domestic market		7,186	3,685
Foreign market	(i)	1,662	2,707
Total		14,187	12,466

(i)	On December 31, 2023, includes the amount of R$ 1,284 of cash and R$ 278 of cash equivalents (2022: R$ 932 of cash and R$ 1,252 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by the other subsidiaries of the Company.

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

The cash equivalents in foreign market consist of Time Deposit and interest bearing accounts held outside of Brazil.

6 Financial investments

		2023	2022
Fair value through profit or loss
LFT´s and LF´s	(i)	4,680	1,789
Restricted funds investments	(ii)	164	305
Other		130	218
Total		4,974	2,312

Current assets		4,956	2,295
Non-current assets	(iii)	18	17
Total		4,974	2,312

(i)	These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions, whose purpose is the immediate negotiation or future sale.
(ii)	Includes the following amounts: R$ 115 (2022: R$ 175) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 24.1(i)); and R$ 49 (2022: R$ 130) that its use depends on complying with the contractual obligations of the debentures and borrowings. See Note 15(e).
(iii)	On the statement of financial position, the balance of non-current assets is presented under Other receivables.

In 2023, financial investments and cash equivalents (Note 5) in Brazilian Real had an average yield of 101.37% of the Brazil interbank deposit certificate (“CDI”) p.a. (2022: 102.59%) and financial investments and cash equivalents in foreign currency (Note 5) had an average yield of 5.30% p.a. (2022: 1.18%).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

7 Trade accounts receivable

The Company’s average receivables term is generally 30 days, therefore, the carrying value of the trade accounts receivable approximates their fair value.

The Company realizes part of its trade accounts receivable through the sale of trade accounts receivable to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of December 31, 2023, the amounts of trade accounts receivable transferred and derecognized maturing after December 31, 2023 was R$ 4.1 billion (2022: R$ 3.5 billion).

Loss recognized at the date of transfer of the abovementioned receivables was R$ 56 (2022: R$ 73), recorded under financial expenses.

	Note	2023	2022
Customers
Domestic market
Third parties		1,273	1,533
Related parties	9	14	14
		1,287	1,547
Foreign market
Third parties		1,808	1,797
		1,808	1,797
Expected credit losses	(i)	(185)	(112)
Total		2,910	3,232

Current assets		2,910	3,232
Non-current assets	(i)
Total		2,910	3,232

(i)	The Company recognizes provision for credit losses (“ECL”) for trade accounts receivable based on the criteria and assumptions presented below, by applying a matrix of ECL measurement, using information that reflect current and future conditions, to the extent such data are available.

Criterion	Assumptions
Receivables overdue for up to 180 days and coming due, weighing each client’s operation risk	Percentages defined for receivables are based on the historical average delay in the last two years for the similar maturity periods and risk rating.
Receivables under renegotiation process	The provisioning percentage for renegotiations considers a performance study of past renegotiations, adjusted to each specific case.
Receivables overdue for more than 180 days, receivables in collection by the courts and receivables from clients classified as very high risk	For these receivables, the Company understands there was significant deterioration of credit risk, and the loss is estimated at the total value of the receivables, except for receivables that are in the process of being paid.

In credit risk management, guarantees are pledged by the counterparties, which mainly consist of sureties and letter of credit granted by prime banks (Only banks with the minimum risk classification equal to BBB- by Fitch Rating or Baa3 by Moody’s Investor or BBB- by Standard & Poor’s), credit insurance and mortgage assets. The guarantees obtained by the Company did not change significantly as of December 31, 2023, and 2022. The guarantees received are considered in measuring both the credit risk of each counterparty and the ECL.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

For details on Company’s policy and credit risk management see note 19.7(a).

The table below shows ECL by maturity:

			2023			2022
	Trade accounts receivable	Expected credit losses	Total	Trade accounts receivable	Expected credit losses	Total

Accounts receivables not past due	2,355	(128)	2,227	2,688	(35)	2,653
Past due securities:
Up to 90 days	609	(4)	605	536	(7)	530
Between 91 to 180 days	85	(7)	78	25	(3)	22
Above 180 days	46	(46)		95	(67)	28

Total	3,095	(185)	2,910	3,344	(112)	3,232

The changes in the expected credit loss are presented below:

	2023	2022	2021

Balance at the beginning of the year	(112)	(132)	(173)
Additions	(195)	(87)	(145)
Reversals	112	71	150
Write-off of receivables	14	36	37
Additions by business combination	(4)
Balance at the end of the year	(185)	(112)	(132)

Write-off

The gross carrying amount of a financial asset is written-off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

8 Inventories

	2023	2022

Finished goods	7,164	8,558
Semi-finished goods	505	663
Raw materials, production inputs and packaging	2,480	2,748
Maintenance materials	934	870
Advances to suppliers	157	124
Imports in transit	1,292	1,067
Total	12,532	14,030

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is recorded at the weighted average cost. In the case of manufactured inventories, besides raw materials and other consumables, cost includes an appropriate share of production overheads based on normal operating capacity.

In addition, net realizable value was reduced by R$ 192 (2022 : increased by R$ 430). This impact was recognized as an income during 2023.

9	Related parties

Related-party transactions are carried out at previously agreed prices and conditions, in accordance with the Company's policy on related-party transactions. Related party transactions mainly refer to, but are not limited to:

Receivables: (i) receivables for sale of chemicals, petrochemicals, energy, resins and other products/services and (ii) dividends and interest on equity receivable.

Payables: (i) acquisition of raw materials, finished products, consumer goods, services of transportation, storage, maintenance of equipment and other services; (ii) loans payable; (iii) leases; (iv) and dividends payable.

Amounts in profit or loss: (i) sale of chemicals, petrochemicals, lease services and other products/services; (ii) acquisition of raw materials, finished products and services; (iii) charges related to loans and exchange variation

The following tables summarizes transactions with related parties:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

	Balances at December 31, 2023				Balances at December 31, 2022
Statement of financial position	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Assets
Current
Trade accounts receivable		8	6	14		12	2	14
Inventories(advance to suppliers)		56		56		61		61
Dividends and interest on capital			3	3			4	4
Other receivables - Related parties					11			11

Non-current
Other receivables - Related parties		26	30	56		6		6
Total assets		90	39	129	11	79	6	96

Liabilities
Current
Trade payables	33	1,057	13	1,103	126	138	14	278
Other payables		255		255		233		233

Non-current
Trade payables					3			3
Loan from non-controlling shareholders of Braskem Idesa			2,490	2,490			2,498	2,498
Total liabilities	33	1,312	2,503	3,848	129	371	2,512	3,012

	Year ended December 31, 2023				Year ended December 31, 2022				Year ended December 31, 2021
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Transactions
Sale of products		123	337	460		182	438	620		172	541	713
Purchases of raw materials, finished goods services and utilities	(254)	(16,185)	(155)	(16,595)	(334)	(22,900)	(25)	(23,259)	(306)	(19,833)	(7)	(20,146)
Financial income			434	434			190	190
Financial expenses			(141)	(141)	(1)	(34)	(149)	(184)	(0)	(12)	(246)	(258)
General and administrative expenses			(64)	(64)			(45)	(45)			(67)	(67)
Other income (expenses)	(11)	27	1	17		51		51		(217)		(217)

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(a)	New and/or renewed agreements with related companies

As provided for in Braskem’s bylaws, the Board of Directors has the exclusive power to approve any contract with related parties that exceed R$ 20 per transaction or R$ 60 collectively per year. This is valid for contracts between Braskem and its subsidiaries and: (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Management Personnel of such entities; (ii) associates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem participates and any subsidiaries thereof.

The related parties that have significant relationship with the Company are as follows:

Novonor and its direct and indirect subsidiaries:

- Tenenge Montagem e Manutenção Ltda. (“Tenenge”)

In February 2022, the Company entered into an electromechanical assembly service agreement to expand the production capacity of the Ethylene-Ethanol Unit located in Trunfio, Rio Grande do Sul with Tenenge, with duration from February 9, 2022 to July 31, 2023. The amount of the agreement was R$ 205.

Petrobras and its indirect joint ventures:

- Petrobras Transporte S.A. (“Transpetro”)

In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal (“TEMADRE”), tank storage, product transportation via the pipeline “ORMADRE” that connects TEMADRE to REFMAT, and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$ 203.

- Petrocoque S.A. Indústria e Comércio (“Petrocoque”)

In March 2021, the Company executed an amendment to extend the agreement with Petrocoque, for purchase of steam to be used as energy by Polyethylene plants. This amendment, summed to total amount of the original agreement, executed in September 2009, amounts to R$ 433 and is valid until March 2024.

- Refinaria Alberto Pasqualini (“REFAP”)

In October 2021, the Company entered into a purchase agreement with Petrobras for 108 kton/year of polymer-grade propylene from REFAP, with delivery to Braskem’s polypropylene industrial units, PP1 and PP2, in Triunfo, Rio Grande do Sul. This agreement was in force until October 31, 2022. The amount of the agreement was R$ 460.

- Refinaria Capuava (“RECAP”)

In December 2021, the Company entered into a purchase agreement with Petrobras for 140 kton/year of polymer-grade propylene from RECAP, with delivery to Braskem’s PP4 industrial unit (“PP4”) in Mauá, São Paulo. This agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$ 3.3 billion for the purchase of propylene.

- Refinaria Duque de Caxias (“REDUC”)

In December 2021, the Company entered into a purchase agreement with Petrobras for 100 kton/year of polymer-grade propylene from REDUC, with delivery to Braskem’s PP5 industrial unit (“PP5”) in Rio de Janeiro. This agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$ 2.4 billion for the purchase of propylene.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

- Refinaria Henrique Lage (“REVAP”)

In December 2021, the Company entered into a purchase agreement with Petrobras for 120 kton/year and 40 kton/year of polymer-grade propylene from REVAP, with delivery to Braskem’s PP3 and PP4 industrial units, respectively. This agreement is in force from January 1, 2022 to May 3, 2028 for the first 120 kton/year and from May 4, 2028 to June 30, 2029 for the remaining 40 kton/year. The maximum amount of the agreement is estimated at R$ 4.7 billion.

- Refinaria Planalto de Paulínia (“REPLAN”)

In December 2021, the Company entered into a purchase agreement with Petrobras for 220 kton/year of polymer-grade propylene from REPLAN, with delivery to Braskem’s PP3 industrial unit (“PP3”) in Paulínia, São Paulo. This agreement is in force from January 1, 2022 to May 3, 2028. The maximum amount of the agreement is estimated at R$ 8.1 billion for the purchase of propylene.

- Refinaria Presidente Getúlio Vargas (“REPAR”)

In December 2021, the Company entered into a purchase agreement with Petrobras for 150 kton/year of polymer-grade propylene from REPAR, with delivery to Braskem’s PP3 and PP4 industrial units. This agreement is in force from January 1, 2022 to December 6, 2029. The maximum amount of the agreement is estimated at R$ 6.8 billion.

- Companhia de Gás da Bahia (“Bahiagás”)

In December 2021, the Company entered into an amendment to the agreement governing the supply of natural gas by Bahiagás to Braskem, via local gas pipeline. This amendment was in force until December 2022. The amount of the amendment was R$ 924.

- Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”)

In March 2022, the Company entered into an amendment to the agreement with Sulgás to acquire natural gas, via a local gas distribution pipeline. This amendment was in force until June 2023. The amount of the amendment was R$ 246.

- Gás de Alagoas S.A. (“Algás”)

In March 2022, the Company entered into an amendment to the agreement with Algás for the supply of natural gas to Braskem units located in the state of Alagoas, via a local gas distribution pipeline, in force until December 2024. The estimated value of the amendment is R$ 1.5 billion.

Since July 2022, Petrobras has no equity interest in Bahiagás, Sulgás and Algás and they ceased to be a related party to Braskem.

Non-controlling shareholders of Braskem Idesa:

- Grupo Idesa, S.A. de C.V.

- Etileno XXI, S.A. de C.V.

Loan payable to the non-controlling shareholders of Braskem Idesa, with maturity in December 2029 and contractual interest rate of 7% p.a.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(b)	Key management personnel compensation

The expenses related to the remuneration of key management personnel, including the Board of Directors, the Chief Executive Officer and vice-presidents, recorded in the profit or loss for the year, were as follows:

Statement of profit or loss transactions	2023	2022	2021
Remuneration
Short-term benefits	63	83	120
Post-employment benefit	1	2	2
Long term incentive plan	10	17	14
Total	74	102	136

Compensation of the Company’s key management personnel includes salaries, short and long-term incentives, non-cash benefits and contributions to a post-employment defined benefit plan (see Note 25).

10  Taxes recoverable

	2023	2022

Parent Company and subsidiaries in Brazil
Value-added tax on sales and services (ICMS)	604	410
ICMS - credits from PP&E	391	303
Social integration program (PIS) and social contribution on revenue (Cofins) (i)	353	560
PIS and Cofins - credits from PP&E	461	546
Other	81	243

Foreign subsidiaries
Value-added tax ("IVA")	832	580
Other	109	132
Total	2,831	2,774

Current assets	1,461	1,156
Non-current assets	1,370	1,618
Total	2,831	2,774

(i)	In August 2023, through Decree 11,668/2023, the Federal Government regulated the necessary conditions for the use of the Special Regime for the Chemical Industry (REIQ), applicable since January 1, 2023, as established in Federal Law 14,374/2022. For the year ended December 31, 2023, the Company, fully achieved all the conditions of said decree recognizing in net revenue the gain of R$ 297 of such tax credit.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

11 Investments

See the accounting policy in Note 2.3 Basis of Consolidation.

(a) Information on investments

		Net profit (loss) for the year			Equity
	Note	2023	2022	2021	2023	2022

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A.	(i)	21	76		127	110
Bioglycols LLC	(ii)	(16)	(4)		81	81
Associate
Borealis Brasil S.A.	(iii)	70	54	45	288	252
(i)	RPR's main activities are the refining, processing and sale and import of oil, its byproducts and correlated products. The percentage of Braskem's equity interest in the capital of RPR on December 31, 2023 is 33.20% (2022: 33.20%).
(ii)	Bioglycols was incorporated in March 2022. Its main activities are the production and marketing of monoethylene glycol (MEG) and monopropylene glycol (MPG).
(iii)	Borealis’ main activities are the production and commercialization of petrochemical byproducts and correlated products. The percentage of Braskem’s ownership interest in the capital of Borealis on December 31, 2023 is 20% (2022: 20%).

(b) Changes in investments

	Borealis	RPR	Bioglycols LLC	Other	Total

Balance at 2021	41	17		1	59

Dividends and interest on equity	(5)	(4)			(9)
Results from equity-acoounted investees	11	25	(1)		35
Other comprehensive income		(1)			(1)
Capital increase			42	23	65

Balance at 2022	47	37	41	24	149

Dividends and interest on equity	(7)	(2)			(9)
Results from equity-acoounted investees	17	7	(1)	(16)	7
Other comprehensive income		1	1	3	5
Other				13	13

Balance at 2023	57	43	41	24	165

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(c) Impact on the consolidation of Braskem Idesa

The Company presents the summarized financial information of the subsidiary Braskem Idesa and its subsidiaries, which has a significant non-controlling interest:

	Braskem Idesa (i)
Statements of financial position	2023	2022
Current assets	3,525	3,685
Non-current assets	16,477	16,108
Total assets	20,002	19,793

Current liabilities	2,138	2,427
Non-current liabilities	22,276	22,070
Total liabilities	24,414	24,497

Shareholders' equity	(4,412)	(4,704)

Total liabilities and shareholders' equity	20,002	19,793

	Braskem Idesa (i)
Statement of profit or loss	2023	2022	2021
Net revenue	4,455	5,953	6,333
Loss for the year	(1,361)	(1,527)	(231)

Statement of cash flows
Net cash (used in) generated from operating activities	(863)	1,349	1,961
Net cash used in investing activities	(791)	(695)	(172)
Net cash generated from (used in) financing activities	927	(220)	(1,004)
Exchange variation on cash of foreign subsidiaries	105	(23)	84
(Decrease) increase in cash and cash equivalents	(622)	411	869

(i)	Braskem Idesa with its subsidiaries Braskem Idesa Servicios and Terminal Química.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

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

The estimated useful lives applied to the assets determined the following average percentage of rates per year:

	2023	2022
Buildings and improvements	3.09	3.03
Machinery, equipment and installations	7.87	7.32
Furniture and fixtures	10.08	10.06
IT equipment	21.62	21.03
Lab equipment	9.51	9.59
Security equipment	9.80	10.50
Vehicles	18.81	19.51
Other	16.36	18.09

Borrowing costs are capitalized when associated with ongoing projects, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

In 2023, capitalized borrowing costs amounted to R$ 298 (2022: R$ 203). The average rate of these charges in the year was 8.07% p.a. (2022: 8.51% p.a.).

As of December 31, 2023, the acquisition of property, plant and equipment with payment installments is R$ 280 (2022: R$ 525).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(a) Reconciliation of carrying amount

	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total

Balance as of December 31, 2021	688	5,181	26,292	4,449	613	37,223
Acquisitions		2	297	4,644	8	4,951
Additions through acquisition of ER Plastics		21	56			77
Capitalized financial charges				203		203
Foreign currency translation adjustment	(20)	(122)	(656)	(39)	(8)	(845)
Transfers by concluded projects		87	2,688	(2,915)	140
Disposals			(112)	(34)	(3)	(149)
Depreciation		(203)	(3,347)		(147)	(3,697)
Net book value	668	4,966	25,218	6,308	603	37,763
Cost	668	8,528	58,708	6,308	2,317	76,529
Accumulated depreciation		(3,562)	(33,490)		(1,714)	(38,766)
Balance as of December 31, 2022	668	4,966	25,218	6,308	603	37,763

Acquisitions		14	312	3,780	8	4,114
Additions through acquisition of Wise		9	34	1	3	47
Capitalized financial charges				298		298
Foreign currency translation adjustment	(7)	255	189	23	(5)	455
Transfers by concluded projects	2	188	3,100	(3,713)	424
Disposals	(60)	(3)	(180)	(147)	(6)	(397)
Depreciation		(219)	(3,469)		(187)	(3,875)
Net book value	603	5,210	25,204	6,550	840	38,405
Cost	603	9,120	61,307	6,550	2,717	80,295
Accumulated depreciation		(3,910)	(36,103)		(1,877)	(41,890)
Balance as of December 31, 2023	603	5,210	25,204	6,550	840	38,405

(i)	As of December 31, 2023, the main amounts recorded under this item corresponded to expenditures with scheduled maintenance shutdowns at plants in the amount of R$ 2,633 (2022: R$ 2,343), capitalized financial charges in the amount of R$ 345 (2022: R$ 365), inventories of spare parts in the amount of R$ 631 (2022: R$ 567), strategic projects ongoing in Brazil in the amount of R$ 395 (2022: R$ 714) and in Braskem America in the amount of R$ 117 (2022: R$ 126). The remainder amount of R$ 2,429 (2022: R$ 2,193) corresponds mainly to projects for maintaining the production capacity of plants.

(b) Impairment loss

At least annually, the Company conducts an analysis to determine if there are indicators that the book value of property, plant and equipment may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive, or technological nature.

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

The recoverable amount of an asset or Cash-Generating Unit (“CGU”) is the greater of its value in use and its fair value less sales costs. Value in use is based on estimated future cash flows, discounted to present value using a discount rate before tax that reflects the current market assessments of the time value of money and the specific risks related to the asset or CGU.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as: product lines, individual locations and the way Management monitors and makes decisions about its business.

No events indicated that the carrying amount exceeds its recoverable amount as of December 31, 2023 and 2022.

13 Intangible assets

					Customers
			Brands	Software	and suppliers
	Nota	Goodwill	and patents	licenses	agreements	Total
Net book value		2,059	314	369	136	2,878
Cost		2,059	549	1,124	393	4,125
Accumulated amortization			(235)	(755)	(257)	(1,247)
Balance as of December 31, 2021		2,059	314	369	136	2,878
Acquisitions			1	159	1	161
Additions and goodwill from business combination of ER Plastics		28	21		67	116
Foreign currency translation adjustment			(5)	(5)		(10)
Other write-offs				(10)		(10)
Amortization			(11)	(80)	(22)	(113)
Net book value		2,087	320	433	182	3,022
Cost		3,216	566	1,268	461	5,511
Accumulated amortization		(1,129)	(246)	(835)	(279)	(2,489)
Balance as of December 31, 2022		2,087	320	433	182	3,022

Acquisitions				115		115
Additions from business combination of Wise		75				75
Foreign currency translation adjustment		11	15	4	(22)	8
Amortization			(12)	(83)	(17)	(111)
Net book value		2,173	323	468	143	3,108
Cost		3,302	581	1,386	439	5,708
Accumulated amortization		(1,129)	(258)	(918)	(296)	(2,600)
Balance as of December 31, 2023		2,173	323	468	143	3,108

(a)	Goodwill

Goodwill is measured as the excess between the consideration transferred and to be transferred to obtain control and the fair value of the identified assets and liabilities assumed from the acquired entity.

Goodwill amounts were allocated to CGUs that benefit from the synergies arising from the business combination. The CGUs were determined by management based on the stewardship and integration of the businesses, representing the smallest group of assets for which independent cash inflows are generated.

The Company’s goodwill balance was allocated to the following CGUs:

Cash-generating unit	goodwill
Petrochemical complex Northeast	668
Petrochemical complex South	1,391
ER Plastics	39
Wise Plásticos	75
Total	2,173

Goodwill is tested for impairment annually or when events and circumstances indicate its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a CGU exceeds its recoverable value.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

The Company tests its CGUs for impairment based on the value in use method, which is supported by cash generation projections approved by the senior management, taken from the Company’s five-year Business Plan (see Note 21) and the Management plan for a period longer than five years, to reflect the industry cycle patterns, with a total projection a period of 10 years. The Company determined the perpetuity growth rate based on historical inflation rates. Cash flows as estimated and to perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (WACC).

Below are the results obtained in the impairment test performed by the Company in the current period for all material goodwill balances. No impairment loss was recognized, as the recoverable value is higher than the carrying amount:

	Carrying	Recoverable
	amount (i)	amount

Petrochemical complex Northeast	5,373	12,552
Petrochemical complex South	6,526	30,815

(i)	Includes the goodwill and other items attributed directly to the CGU.

The key assumptions used by management to project its cash flows were:

Key assumption	Petrochemical complex Northeast	Petrochemical complex South
Sales volume (average % of annual growth)	1.62%	1.80%
Investment in maintenance (growth %)	6.15%	8.35%
Average FX rate in USD	5.19	5.19
Average inflation rates %	3.34%	3.34%
Perpetuity growth (%)	3.10%	3.10%
Pre-tax WACC discount rate	14.62%	15.47%
Post-tax WACC discount rate	11.77%	11,77%

The main assumptions above are based on past performance and assessments performed by external consulting firm, revised and complemented based on Management’s experience. The final amounts consider specific internal committee meetings and the expertise of the Company’s specialists in preparing the benchmarking for each market, as well as external market sources.

Based on Management’s assessment, potential and reasonable changes in main assumptions do not cause the carrying amount to exceed the recoverable value of its CGUs.

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Amortization is calculated using the straight-line method based on the estimated useful life of the items, and reviewed every reporting date, as follows:

- Brands and patents	10-20 years
- Software licenses and rights of use	01-10 years
- Customers and suppliers’ agreements	14-28 years

Expenditure on research activities are recognized in profit or loss as incurred. Development expenditure are capitalized only when the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

Based on Management’s assessment, there were no events indicating that the carrying amount exceeds its recoverable amount as of December 31, 2023 and 2022.

14 Right-of-use assets and lease liability

The Company assesses whether a contract is or contains a lease if the contract transfers the right to control the use of an asset identified for a certain period in exchange for consideration. The Company leases railcars, machinery and equipment, vessels, buildings, vehicles and IT equipment. Such leases are negotiated individually and are subject to specific terms and conditions.

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

The right-of-use asset is measured at the cost composed of:

• The amount of the initial measurement of the lease liabilities;

• Any lease payment made up to the start of the lease, deducting any incentive received;

• Any initial direct cost; and

• Dismantling costs.

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

Changes in right-of-use assets:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

	Balance as of				Foreign currency	Balance as of
	12/31/2021	Acquisitions	Amortization	Disposal	translation adjustment	31/12/2022
Rail cars	986	73	(173)	(5)	(54)	827
Machinery and equipment	793	1,147	(330)	(6)	(1)	1,603
Vessels	697	811	(386)		(2)	1,120
Buildings and constructions	265	102	(75)			292
Vehicles	29	103	(26)			106
Computer equipment and goods	9		(4)			5
Total	2,779	2,236	(994)	(11)	(57)	3,953

	Balance as of				Foreign currency	Balance as of
	31/12/2022	Acquisitions	Amortization	Disposal (i)	translation adjustment	31/12/2023
Rail cars	827	237	(173)	(32)	(38)	821
Machinery and equipment	1,603	553	(564)			1,592
Vessels	1,120	276	(452)	(5)	(28)	911
Buildings and constructions	292	149	(95)		(40)	306
Vehicles	106	143	(54)	(9)		186
Computer equipment and goods	5	3	(4)			4
Total	3,953	1,361	(1,342)	(46)	(106)	3,820

(i)	The amount of disposal in 2023 mainly refers to sublease contracts of rail cars signed in the year, which was R$ 29 (refers note 14(e)).

The Company has elected not recognize right-of-use assets and lease liabilities for the following leases or lease payments:

•        Short-term leases;

•        Leases for which the underlying assets is of low value; and

•        Variable lease payments.

To optimize lease costs during the lease term, the Company must provide guaranteed residual amounts for the leased asset. For certain lease agreements for rail cars, the Company guaranteed any difference between the flow of contractual payments and the fair value of these assets upon the end of the enforceable term, limited to R$ 61 as of December 31, 2023 (2022: R$ 66).

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

• Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date;

• Expected payables to the lessor referring to the residual value guarantees;

• Exercise price of a purchase option, if it is reasonably certain that lessee will exercise such option; and

• Payment of fines for termination of the lease if the contractual terms provide for lessee’s exercise option.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Some leases contain extension options that can be exercised by the Company. The extension options held are exercised only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

The Company’s incremental borrowing rate corresponds to the one the Company would have pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use in a similar economic environment. The weighted average incremental rate applied in 2023 was 7.33% p.a. (2022: 5.80%). The lease liability is measured at amortized cost.

Changes in lease liabilities:

	2023	2022

Balance as of January 01	4,241	3,156

Acquired	1,283	2,232
Additions through merger of ER Plastics		4
Disposals	(70)	(13)
Interests and monetary and exchange variations, net	45	84
Currancy translation adjustments	(78)	(72)
Payments	(1,209)	(929)
Interest paid	(279)	(221)
Balance as of December 31	3,933	4,241

Current liability	978	1,040
Non-current liability	2,955	3,201
Total	3,933	4,241

The table below presents the minimum annual commitments related to undiscounted lease agreements, by maturity.

	2023	2022
2023		1,109
2024	1,347	856
2025	932	630
2026	807	554
2027	631	437
2028+	1,660	1,398
	5,378	4,983

Interest discounted to present value	(1,445)	(742)
Carrying amount	3,933	4,241

(c)	Non-cash transactions

In 2023, net non-cash transactions of additions and disposals of leases were R$ 871 (2022: R$ 1,910).

(d)	Uninitiated lease arrangements

The Company has committed to lease agreements not yet effective as of December 31, 2023. The present value of the commitments corresponds to R$ 1,628, and the main agreements refer to: (i) construction of six vessels for raw material and finished product transportation; and (ii) a research and development laboratory located in Boston, United States. They have an expected completion date by 2024 and 2027, respectively.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

The cash flows related to the contracts are shown below:

	Discounted	Not discounted
	2023	2023

2024	15	17
2025	97	111
2026	114	139
2027	167	218
2028+	1,236	2,399

Total	1,629	2,884

(e)	Subleases

The sublease of assets is a transaction in which the lessee, in this case the Company, subleases to third parties an asset that is the object of a lease agreement, therefore becoming an intermediate lessor. IFRS 16 – Leases, requires an intermediate lessor to classify the sublease as financial or operating. Considering that the agreements executed by the Company until December 31, 2023 account for most of the term of the main lease, the subleases were accounted for as follows:

•	Derecognition of the right-of-use asset related to the main lease and recognition of the rights resulting from sublease agreements at present value;
•	Recognition of any difference between the written-off right-of-use asset and the rights under sublease agreements at present value under net income;
•	Maintenance in the statement of financial position of lease liabilities under the main lease agreement;
•	Recognition of financial income during the term of the sublease;
•	Recognition of financial expenses related to obligations under the main lease agreement;

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

15 Trade payables

	Note	2023	2022
Domestic market
Third parties		1,454	1,748
Third parties (forfait)	(i)	671	683
Total Third parties		2,125	2,431

Related parties		256	197
Related parties (forfait)	(i)	847	81
Total Related parties	9	1,103	278

Foreign market	(ii)
Third parties		9,993	9,541

		13,221	12,250

Current liabilities		13,221	12,247
Non-current liabilities	(iii)		3
Total		13,221	12,250

(i)	The Company has payment agreements with financial institutions and forfaiting agreements that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company’s interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.
(ii)	Includes R$ 7,.3 billion(2022: R$ 5.8 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.
(iii)	On the Statement of financial position, the balance of non-current liabilities is presented under Other payables.

16 Borrowings and debentures

(a) Borrowings and debentures

		Annual stated interest rate (%)	Maturity	2023	2022
Foreign currency
Bonds		Note 16 (b)		31,980	26,124
Loans indexed to SOFR	(i)	1.55	Jan/2024 to Feb/2031	5,604	5,313
Other		6.41	Apr/2024 to May/2029	58	82
Transactions costs				(478)	(454)
				37,164	31,065

Local currency
Debentures		Note 16 (c)		3,910	3,926
Loans indexed to IPCA		6.01	Jan/2024 to Jan/2031	341	390
Loans indexed to CDI		1.48	Mar/2024 to Jul/2027	830	348
Other		7.04	Jan/2024 to Dec/2035	19	19
Transactions costs				(28)	(32)
				5,072	4,651

Foreign currency and local currency
Current liabilities				2,029	1,382
Non-current liabilities				40,207	34,334
Total				42,236	35,716
(i)	Includes: (a) R$ 2,257 from credit facility contracted by Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem; (b) R$ 586 from Credit facility contracted by Braskem America, secured by Euler Hermes, the German export credit agency; and (c) R$ 133 from Credit facility contracted by Braskem with a term of 7 years and guarantee of its own assets.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

The maturity profile of the long-term borrowings is as follows:

	2023	2022

2024		2,202
2025	579	628
2026	1,743	581
2027	2,208	2,357
2028	6,769	7,282
2029	2,850	2,888
2030	7,527	8,109
2031	4,328	220
2032	105	113
2033	4,837
2034 and thereafter	9,261	9,954
Total	40,207	34,334

(b) Bonds

			Interest
Issue date		Maturity	(% per year)	2023	2022
Jul-2011 and Jul-2012		Jul-2041	7.13	2,825	3,045
Feb-2014 and May-2014	(i)	Feb-2024	6.45		1,589
Oct-2017		Jan-2028	4.50	5,798	6,249
Nov-2019		Jan-2030	4.50	7,364	7,936
Nov-2019		Jan-2050	5.88	3,720	4,009
Jul-2020	(ii)	Jan-2081	8.50	3,077	3,296
Feb-2023		Feb-2033	7.25	4,976
Sep-2023		Jan-2031	8.50	4,220
Total				31,980	26,124
(i)	Prepayment made in February 2023.
(ii)	The bond can be repaid by the Company at par value, for periods of 90 days prior to each interest reset, with the first interest reset taking place in January 2026 and the others every 5 years thereafter.

Braskem has fully, unconditionally and irrevocably, guaranteed the bonds. Except for the bond issued in 2020, the financial guarantees comprise senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default the financial guarantees comprise obligations subordinated to all current or future senior debts of Braskem.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(c) Debentures

Issue date		Issuer	Series	Maturity	Annual stated interest rate (%)	2023	2022
Mar-2013	(i)	DAC	Only	Mar-2025	IPCA + 6.00	64	110
Sep-2013	(i)	Cetrel	Only	Sep-2025	126.5% do CDI	22	35
Jan-2022	(ii)	Braskem	1ª	Dec-2028	IPCA + 5.54	644	616
Jan-2022	(ii)	Braskem	2ª	Dec-2031	IPCA + 5.57	154	147
May-2022	(iii)	Braskem	1ª	May-2029	CDI + 1.75	769	771
May-2022	(iii)	Braskem	2ª	May-2032	CDI + 2.00	248	249
Aug-2022	(iii) and (iv)	Braskem	Only	Aug-2029	CDI + 1.75	787	787
Nov-2022	(iii)	Braskem	1ª	Nov-2029	CDI + 1.70	1,124	1,114
Nov-2022	(iii)	Braskem	2ª	Nov-2032	CDI + 1.95	98	97
						3,910	3,926

(i)	These debentures were secured by mandatory deposits as disclosed in Note 5.
(ii)	Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A and were subject to the Extended National Consumer Price Index (“IPCA”).
(iii)	Unsecured debentures.
(iv)	In April 2024, these debentures were fully prepaid.

17 Braskem Idesa borrowings

Identification	Nota	Maturity	Currency and annual stated interest rate (%)		2023	2022

Bonds
Bond I		nov-2029	Us dollar exchange variation + 7.45	(a)	4,383	4,690
Bond II	(i)	feb-2032	Us dollar exchange variation + 6.99	(a)	5,936	6,353
					10,319	11,043

Others
	(ii)	oct-2023 and nov-2023	Us dollar exchange variation + quarterly Term SOFR + 4.25	(b)	625	735
	1	oct-2023 and nov-2023	Us dollar exchange variation + semianual Term SOFR + 2.94	(c)	766
					1,391	735

Transactions costs					(460)	(460)

Total					11,250	11,318

Current liabilities					739	868
Non-current liabilities					10,511	10,502
Total					11,250	11,370

(a)	Braskem Idesa pledged as collateral property, plant and equipment assets in the same value as the bond.
(b)	Braskem Idesa pledged as collateral property, plant and equipment assets and other rights (such as shares and receivables).
(c)	Terminal Química pledged as collateral property, plant and equipment assets and Braskem has fully, unconditionally and irrevocably, guaranteed the financing.
(i)	Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(ii)	On June 29, 2023 Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 31, 2024. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt, because the waiver did not provide a period of grace ending at least twelve months after the reporting period, the entire balance, in the amount of R$ 502 was classified in current liabilities on December 31, 2023 (2022: R$ 650). On March 28, 2024 Braskem Idesa obtained a new extension of the waiver related to the covenant until March 30, 2025.

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a cash position equivalent to R$ 1,562 as of December 31, 2023 (2022: R$ 2,184).

The amount of the financings with maturities in the long term are as follows:

	2023	2022

2028	466
2029	4,290	4,338
2032	5,755	6,164
Total	10,511	10,502

18 Reconciliation of financing activities in the statement of cash flow

			Loan from
			non-controlling
	Borrowings	Braskem Idesa	shareholders
	and debentures	financing	of Braskem Idesa	Lease	Dividends

Balances at December 31, 2022	35,716	11,370	2,498	4,241	11

Issued	10,991	1,233
Payments	(2,155)	(576)		(1,209)	(7)
Cash used in financing activities	8,836	657		(1,209)	(7)

Other changes
Interest paid	(2,450)	(821)		(279)
Interest and monetary and exchange variations, net	2,359	(739)	(171)	45
Lease contracts				1,283
Disposals				(70)
Addition by subsidiary acquisition	28
Currency translation adjustments	(2,253)	783	158	(78)
Fair value adjustments of non-controlling subsidiaries			5
Additional dividends approved in the board meeting					6
	(2,316)	(777)	(8)	901	6

Balances at December 31, 2023	42,236	11,250	2,490	3,933	10

Current	2,029	739		978	10
Non Current	40,207	10,511	2,490	2,955
Total	42,236	11,250	2,490	3,933	10

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

19 Financial instruments

19.1 Initial recognition and measurement

Financial assets and liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value, plus transaction costs directly attributable to their acquisition. A financial liability is initially recognized at fair value, excluding transaction costs. For financial assets and liabilities measured subsequently at fair value through profit or loss (“FVTPL”), transactions costs are directly recognized in profit or loss. A trade receivable without a significant financing component is initially measured at the transaction price.

(a) Classification, subsequent measurement and gains and losses

Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive (loss) income (“FVOCI”) or fair value through profit or loss (“FVTPL”).

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

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see Note 19.5).

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss, except when the financial asset is designated as a hedge instrument (see Note 19.2).

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method and, if applicable, reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and, when applicable, impairment loss are recognized in profit or loss. Other net gains and losses are recognized in Other Comprehensive (loss) Income (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative.

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss, except when the financial asset is designated as a hedge instrument (see Note 19.2). Any gain or loss on derecognition is also recognized in profit or loss.

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

19.2 Derivative financial instruments and hedge accounting

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

19.3 Fair Value

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

The following methods and assumptions were used to estimate the fair value:

(i)	Financial assets classified as FVTPL or FVOCI are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.
(ii)	The fair value of borrowings and loan of non-controlling shareholder of Braskem Idesa is estimated by discounting future contractual cash flows at the market interest rate, which is available to the Company in similar financial instruments.
(iii)	The fair value of bonds is based on prices negotiated in secondary bond markets.
(iv)	The fair value of debentures is based on prices negotiated in financial markets.

The fair values of the remaining assets and liabilities correspond to their carrying amount.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

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

19.4 Non-derivative financial instruments and other liabilities

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2023	2022	2023	2022

Cash and cash equivalents	5
Cash and banks		Amortized cost		5,339	6,074	5,339	6,074
Financial investments in Brazil		FVTPL	Level 2	8,848	6,392	8,848	6,392
				14,187	12,466	14,187	12,466

Financial investments	6
LFT´s and LF´s		FVTPL	Level 2	4,680	1,789	4,680	1,789
Other		FVTPL	Level 2	294	523	294	523
				4,974	2,312	4,974	2,312

Trade accounts receivable	7	Amortized cost		2,910	3,199	2,910	3,199
Trade accounts receivable	7	FVOCI	Level 2	-	33	-	33

Trade payables	15	Amortized cost		13,221	12,250	13,221	12,250

Borrowings	16	Amortized cost
Foreign currency - Bond			Level 1	31,980	26,124	26,004	23,166
Foreign currency - other borrowings			Level 2	5,662	5,395	5,434	5,329
Local currency			Level 2	1,190	757	1,542	1,259
Debentures			Level 2	3,910	3,926	3,314	3,868
				42,743	36,202	36,294	33,622

Braskem Idesa borrowings	17	Amortized cost
Bond			Level 1	10,319	11,043	6,153	8,302
Others			Level 2	1,391	735	1,243	797
				11,710	11,778	7,396	9,099

Loan ton non-controlling shareholder of Braskem Idesa	9(a)	Amortized cost		2,490	2,498	2,555	2,290

Leniency agreement	22(a)	Amortized cost		1,016	903	1,016	903

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

19.5 Derivative financial instruments

	Operation characteristics		(Asset)/			(Asset)/
	Principal exposure		Liability	Change in	Financial	Liability
Identification		Derivatives	2022	fair value	settlement	2023

Non-hedge
accounting transactions

Braskem Holanda - Swap Nafta/Gasolina	Gasoline	Naphtha	(16)	67	(54)	(3)
Braskem Holanda - Swap Nafta/Gasolina
Braskem Argentina - Exchange swap
			(16)	67	(54)	(3)

Hedge accounting
transactions
Braskem S.A. - Dollar call and put options	Real	Dollar	(65)	11	17	(37)
Braskem S.A. - Dollar swap CDI	Real	Dollar+Fixed rates	152	(91)	(97)	(36)
Braskem S.A. - Swap CRA	Real	Dollar+Fixed rates	(24)	(122)	18	(128)
			63	(202)	(62)	(201)

Derivatives
Assets
Current assets			158			137
Non-current assets			72			210
Total			230			347
Liabilities
Current liabilities			195			58
Non-current liabilities			82			141
Total			277			199
Balance - Liabilities (-) assets			47			(148)

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and CDS. The Company has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guaranteed margin from the counterparties.

Derivative financial instruments held on December 31, 2023 were contracted on both international stock exchanges and on Over the Counter (“OTC”) markets with large financial counterparties under global derivative contracts in Brazil or abroad.

The Company’s Financial Policy provides for the active management and continued protection against fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, Non-deliverable forwards, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, the Company assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the hedged period transaction.

In general, the Company elects to designate derivative financial instruments in a hedge accounting relationship when the application is expected to provide a significant improvement in presenting the offsetting effect on the changes in the hedged items.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Hedge accounting transactions

(a.i) US$ call and put option

As of December 31, 2023, the Company holds a total notional amount of put options of R$ 6.7 billion (US$1.5 billion), with an average strike price of US$1/R$ 4.51 and notional amount of call options of R$ 6.7 billion (US$1 billion), with an average strike price of US$1/R$ 6.78. The operations have a maximum term of 18 months.

US$ denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI.

(a.ii) US$ Swap CDI Dollar

In 2018, the Company contracted foreign exchange derivative operations (“swaps”) in the aggregate amount of R$ 1.3 billion, with annual maturities between January 2019 and January 2025, changing the variation of CDI for the variation of Dollar. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the fair value adjustment of the effective portion of the hedge is recognized under shareholders equity in OCI and is recognized in the financial result upon the maturity of each installment.

(a.iii) US$ Swap – Debentures – CRA

In 2022, the Company contracted foreign exchange derivative operations (“swaps”) with semiannual maturities for the next 10 years as from March 2022, changing the variation of IPCA for the variation of Dollar. These operations were designated for cash flow hedge accounting, in which the hedge instruments are foreign exchange derivatives, and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate.

Accordingly, the fair value adjustment in the effective hedge portion will be recorded in equity in OCI and will be recognized in financial result upon the realization of each of the hedge objects.

Identification	Total nominal	Hedge	Maturity		Fair value, net
	value R$	(interest rate per year)		2023	2022
Swaps CRA	600	3.5388%	dec-2028	98	13
Swaps CRA	141	3.3742%	dec-2031	30	10
Total	742			128	23

19.6 Non-derivative financial liabilities designated to hedge accounting

(a) Future exports in US$ (Braskem S.A.)

The Company designated non-derivate financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i) ) the high probability of performing exports according to its business plan, (see Note 19.2), which are inherent to the market and business where it operates, and (ii) the Company’s capacity to finance its liabilities in US$, since its guidance and strategy determine the financing priority in US$ and its Financial Policy requires maintaining a minimum level of net liabilities in US$.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

On May 1, 2013, Braskem designated non-derivative financial liabilities, denominated in US$, as a hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in US$ derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$1/ R$ 2.0017.

The main actions carried out in the program are detailed below:

• 2017: designation of R$ 6.5 billion (US$1.2 billion) of future sales with maturity in 2028 (hedged exchange rate of US$1/3.1688);

• 2019: designations of R$ 11.5 billion (US$2.2 billion) with maturity in 2025, 2030 and 2031 (hedged exchange rate of US$1/3.9492);

• 2020: designation of R$ 3.1 billion (US$ 600 ) of future sales with maturity in 2032 (hedged exchange rate of US$1/R$ 4.0213); discontinuation of hedge accounting of R$ 1.9 billion (U$$ 362) in 2020 (discontinuation rate of US$1/R$ 5.1987).

• 2021: designation of hedge accounting of R$ 2.1 billion (US$ 400) in 2025 (hedged exchange rate of US$1/R$ 5.5832); discontinuation of hedge accounting of R$ 2.1 billion (US$ 400) in 2024 (discontinuation rate of US$1/R$ 5.6430); discontinuation of hedge accounting of R$ 1 billion (US$ 200) in 2023 (discontinuation rate of US$1/R$ 5.1433);

• 2022: designation of R$ 2.6 billion (US$ 500) of future sales with maturity in 2029 (hedged exchange rate of US$1/R$ 5.5832).

• 2023: designation of R$2 billion (US$ 400) of future sales with maturity in 2033 (hedged exchange rate of US$1/R$ 5.0076).

The Company considers these exports until 2033 as highly probable, based on the following factors:

• Over the past two years, Braskem exported an average R$ 11.2 billion (US$2.2 billion) per year, which represents around 3 to 4 times the annual exports of the hedged exports.

• Hedged exports represent approximately 30% of the export flows planned by the Company.

• The exports of the Company are not sporadic or occasional but constitute an integral part of its strategy and of the petrochemical business, in which competition is global. Several of the products produced by the Company are primarily and recurrently intended for export.

On December 31, 2023, the exports that were designated not yet realized and not discontinued and the maturities of financial liabilities designated, all consolidated, were as follows:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

	Total nominal
	US$ milhões	R$

2024	175	847
2025	800	3,873
2028	1,250	6,052
2029	500	2,421
2030	800	3,873
2031	800	3,873
2032	600	2,905
2033	400	1,937
	5,325	25,780

The following table shows the changes in financial instruments designated for this hedge in the year:

					US$ million
		Hedge	Realized discontinued
	2022	discontinued	hedge	Designations	2023

Designated balance	5,239	(314)		400	5,325

					Brazilian Real
		Hedge		Currency translation
	2022	discontinued	Designations	adjustments	2023

Designated balance	27,336	(1,629)	2,044	(1,971)	25,780

The following table provides the accumulated balance of discontinued hedge accounting as of December 31, 2023, because of the advance payment made for the hedging instrument, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value - R$

Hedge discontinued - From first to fourth quarter 2024	514	2.0017	5.5466	1,821
Hedge discontinued - Fourth quarter 2032	200	4.0213	5.2177	239
	714			2,060

Hedge instruments were executed with subsidiaries abroad considering the existence of guarantee resulting from transactions between these subsidiaries and third parties, using non-derivative financial liabilities linked to operations in which the subsidiary abroad served as intermediary of the Company, maintaining the substance of the transactions. Trade payables, especially related to naphtha, were also considered in the transaction.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

To ensure the continuity of the hedging relation, the Company plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of hedged exports. This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated, for this hedge in the fiscal year ended December 31, 2023:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value - R$

First quarter	168	2.0017	3.9786	332
Second quarter	150	2.0017	3.9786	297
Third quarter	200	2.0017	3.9786	395
Fourth quarter	200	2.0017	5.1433	629
	718			1,653

The changes in foreign exchange variation and income taxes under other comprehensive (loss) income of this hedge are as follows:

	Exchange		Net
	variation	Income taxes	effect

Balances at December 31, 2022	(9,981)	3,394	(6,587)
Exchange variation recorded in the year / Income taxes	1,921	(653)	1,268
Exchange variation transferred to profit or loss / Income taxes	1,653	(562)	1,091
Balances at December 31, 2023	(6,407)	2,179	(4,228)

Effectiveness tests were conducted, and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Brazilian Real.

(b) Future sales in US$ (Braskem Idesa)

As of December 31, 2023, designated and unrealized sales and financial liabilities designated to hedge them were as follows:

	Total nominal
	US$ milhões	R$

2024	22	107
2025	23	111
2026	308	1,491
2027	225	1,089
2028	525	2,542
2029	525	2,542
2030	300	1,452
2031	300	1,452
	2,228	10,786

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

The following table provides the accumulated balance of discontinued hedge accounting as of December 31, 2023, because of the advance payment made for the hedging instrument, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
Discontinuation in:	value US$	MXN/US$	MXN/US$	value MXN	value - R$

Hedge discontinued in May, 2016	9	13.4541	17.9915	41	12
Hedge discontinued in December, 2019	460	13.6667	19.6113	2,735	781
Hedge discontinued in December, 2019	17	13.4541	19.3247	100	29
Hedge discontinued in October ,2021	848	13.6621	20.3587	5,679	1,622
	1,334			8,554	2,444

The following table provides the balances of exchange variation recognized in financial income (expenses) due to the maturity of the sales designated in this hedge for the 12-month period ended December 31, 2023:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value - R$

First quarter	81	13.6512	20.1269	522	151
Second quarter	79	13.6521	20.1222	510	143
Third quarter	85	13.6533	20.1160	550	159
Fourth quarter	111	15.0103	19.9872	553	155
	356			2,135	608

The changes in foreign exchange variation and income taxes under other comprehensive (loss) income at Braskem Idesa income are as follows:

	Exchange		Net
	variation	Income taxes	effect

Balances at December 31, 2022	(1,108)	333	(775)
Exchange variation recorded in the period / Income taxes	1,530	(459)	1,071
Exchange variation transferred to profit or loss / Income taxes	608	(182)	426
Balances at December 31, 2023	1,030	(308)	722

Effectiveness tests were conducted, and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Mexican Pesos.

19.7 Credit quality of financial assets

(a) Trade accounts receivable

As part of its financial risk management, the Company has a specific policy for managing the credit risk of clients, which sets operational parameters and responsibilities for the management of receivables and is enforced by a specialized credit and collection team, which is in charge of the main activities of credit risk management. The Company also has a credit committee responsible for monitoring and supporting the management in the application of internal policies.

The Company’s clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating methodology for all accounts receivable from clients in Brazil and abroad, in which qualitative and quantitative analyses are conducted to determine the risk of each counterparty, as well as the required guarantees to support the Company’s exposure.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

The qualitative analysis is performed via a credit questionnaire that qualifies and quantifies the financial information of clients. The items assessed are scored according to a risk assessment matrix.

The quantitative analysis represents the financial component for calculation of the Client Credit Risk. The variables financial score and probability of insolvency are considered, calculated via statistical modeling. The Company also considers other elements within the risk assessment matrix, such as history of punctuality, country risk, extraordinary risk, credit analysis of the business group, and guarantees to mitigate risk, such as sureties, letters of credit, insurance, fiduciary sale, among others.

After credit risk assessment, a risk rating by client is assigned, varying from minimal to very high risk; then this information is used in the management of the Company’s receivables and loss estimate.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings that represent Company’s total exposure was as follows:

				(%)
			2023	2022
1	Minimal Risk		65.62	72.15
2	Low Risk		19.33	21.65
3	Medium Risk		6.37	3.36
4	High Risk		8.28	2.56
5	Very High Risk	(i)	0.40	0.28
(i)	Clients in this group that are still active purchase from Company and pay in advance.

For the export market, approximately 83% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 26% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

Management considers on default the counterparty that does not pay its debts when due.

The exposure to credit risk of the counterparties in total amounts refers to the trade accounts receivable amounts identified in Note 7.

(b) Cash and cash equivalents and financial investments

The definition of Counterparties in financial transactions should follow the criteria of Classification of Credit Risk of the Counterparty by a specialized agency, being the local long-term rating for Brazilian institutions and global for international institutions, in addition to concentration of exposure with the Counterparty, as established in the Company’s financial risk management policy:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

				2023			2022
		No Brasil	No Exterior	Total	No Brasil	No Exterior	Total
Financial assets with risk classification
AAA		11,438	2,493	13,931	5,130	2,421	7,551
AA+		140		140	163		163
AA		130		130	290	108	398
AA-		249		249	149		149
A+		1	3,072	3,073	3	4,460	4,463
A		32	506	538	93	1,358	1,451
A-		4	815	819		387	387
BBB			49	49	1	52	53
		11,994	6,935	18,929	5,829	8,786	14,615
Financial assets without risk classification
Other financial assets with no risk assessment	(i)	149	83	232	82	81	163
		149	83	232	82	81	163

Total		12,143	7,018	19,161	5,911	8,867	14,778

(i)	Investments approved by the Management, in accordance with the Financial Policy.

For the financial institutions’ counterparty risk there was no recognition of expected credit losses, taking into consideration the high credit rating degree of the counterparties and the positive history of solvency of all financial assets, among other factors. The Company continuously monitors the changes in the counterparties’ ratings and, if necessary, reallocates funds to meet the requirements of the financial risk management policy.

19.8 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On December 31, 2023, the main risks that can affect the value of Company’s financial instruments are:

• US$/R$ exchange rate;

• IPCA inflation rate;

• Selic and CDI interest rates; and

• SOFR interest rate;

• Euro/R$ exchange rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(b) Selection of scenarios

The Focus Market Readout published by BACEN was used to create the probable scenario for the US$-R$ exchange rate, the Selic interest rate and the CDI interest rate as of December 31, 2023.

According to the Market Readout, at the end of 2023, US$1 will remain at approximately R$ 5.00, while the Selic rate should reach 9.00% p.a. at the end of 2024. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the SOFR rate, the projection of the U.S. Federal Reserve for the Federal Funds rate was used, which was published in December 2023, in comparison with the current level of the Federal Funds rate on December 31, 2023.

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

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date December 31, 2023. Given the instability in the current economic scenario caused by the global effects resulting from geopolitical conflicts, monetary tightening to combat global inflationary pressures and their macroeconomic developments, interest rates and foreign exchange rates are affected frequently. The Company’s gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

The sensitivity values in the table below represent the changes in the value of the financial instruments in each scenario, jointly with the absolute amounts of each of the risk factors considered:

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity	Note	as December 31, 2023	(USDBRL 4,9)	(USDBRL 5,45)	(USDBRL 6,68)

Brazilian real/U.S. dollar exchange rate
Bonds		(42,299)	(513)	(5,352)	(16,055)
Export prepayments		(2,170)	(26)	(275)	(824)
Investments		(1,577)	(19)	(199)	(598)
SACE	19(c.i)	(1,156)	(14)	(146)	(439)
Dollar call and put options	(i)	37	(16)	(92)	(453)
Dollar swap x CDI (liability)		(541)	(8)	(70)	(207)
MONFORTE	19(c.ii)	(133)	(2)	(17)	(50)
Nexi	19(c.iii.iv)	(84)	(1)	(11)	(32)
Other		(1,392)	(17)	(176)	(528)
Financial investments abroad		5,489	67	694	2,083
Dollar swap x IPCA (liability)		(678)	23	(33)	(156)
Export credit notes		(484)	(6)	(61)	(184)
Trade accounts receivable		2,890	35	366	1,097

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity		as December 31, 2023	(11,75%)	(14,76%)	(20,77%)

CDI/Selic interest rate
Debentures		(3,048)		(555)	(1,900)
Financial investments in local currency		12,108		327	982
Export credit notes		(347)		(35)	(113)
Note of rural product (CPR)		(482)		(33)	(104)
Dollar swap x CDI (asset)		577
Leniency agreement		(577)		(17)	(53)

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity		as December 31, 2023	(4,46%)	(5,26%)	(6,3%)

IPCA interest rate
Debêntures		(64)			(1)
BNDES		(338)	5	(22)	(68)
Debêntures - CRA		(798)	11	(44)	(137)
Dollar swap x IPCA (asset)		808	72	29	77

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity		as December 31, 2023	(5,33%)	(11,3%)	(23,22%)

Selic interest rate
Export prepayments		(2,170)	28	(223)	(668)
Export credit notes		(484)	7	(59)	(176)
Nexi		(84)	2	(17)	(51)
SACE		(1,156)	24	(191)	(574)
MONFORTE		(133)	1	(12)	(36)
Investments		(1,577)	31	(248)	(744)
Other		(1,392)	16	(132)	(396)

					Gain (losses)
		Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity		as December 31, 2023	(EURBRL 5,44)	(EURBRL 6,01)	(EURBRL 7,32)

Brazilian real/EUR exchange rate
Trade accounts receivable		472	8	58	173

(i)	The Company is in the put options.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

20 Taxes payable

	2023	2022
Brazil
IPI	66	74
ICMS	227	218
PIS and Cofins	29	20
Other	9	105

Other countries
Value-added tax	119	150
Tax on financial income	143	222
Total	593	789

Current liabilities	387	491
Non-current liabilities	206	298
Total	593	789

21 Income taxes

Income taxes comprises current and deferred taxes. It is recognized in profit or loss except to the extent that it relates to items directly recognized in other comprehensive (loss) income.

21.1 Current income taxes

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

As of December 31, 2023, the amount presented as recoverable income taxes under current assets is R$ 428 (2022: R$ 392) and under non-current assets is R$ 292 (2022: R$ 253).

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

The benefits obtained by the Company are disclosed in the effective tax rate reconciliation table (note 21.1(c)).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(b) Use of tax losses in Braskem Idesa

Mexico’s federal revenue service (“SAT”) has been questioning Braskem Idesa and Braskem SOFOM about the criteria and assumptions adopted in the calculation of income tax. With the intermediation from the Taxpayer Defense Attorney of Mexico (“Prodecon”), on February 3, 2023, Braskem Idesa and Braskem SOFOM signed an agreement, in which Braskem SOFOM agreed to settle the income taxes proposed by SAT and Braskem Idesa reviewed the accrued tax losses in certain periods, resulting in a reduction in deferred tax credits of R$ 892, recorded on December 31, 2022 with a corresponding entry under deferred income tax expense.

(c) Reconciliation of effective tax rate

		2023	2022	2021

(Loss) profit before income taxes		(6,192)	47	17,961

Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)		2,105	(16)	(6,107)

Permanent adjustments to the Income taxes calculation basis
Results from equity-accounted investees		2	12	2
Thin capitalization	(i)	(613)	(360)	(7)
Tax benefits		145		137
Reduction of tax loss			(892)
Different jurisdictional taxes rates for companies abroad and tax basis	(ii)	770	1,030	1,980
Taxes on dividends distribution		(836)	(455)	(265)
Exclusion of inflation adjustement by Selic on undue tax payments from taxable income		38	39	501
Other permanent adjustments		(309)	(226)	(241)

Effect of income taxes on results of operations		1,302	(868)	(3,999)

Breakdown of income taxes:

Current income taxes
Current year		(191)	(1,004)	(3,834)
		(191)	(1,004)	(3,834)

Deferred income taxes
Origination and reversal of temporary differences		6	1,192	(246)
Tax losses		1,487	(1,056)	81
		1,493	136	(165)

Total		1,302	(868)	(3,999)

Effective rate	(iii)	21.0%	1846.8%	22.3%

(i)	Includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules.
(ii)	Besides the differences on tax basis calculation, it includes the impact from the difference between Brazilian tax rate (34%) and the tax rates in countries where the subsidiaries abroad are located.
(iii)	The effects presented in the reconciliation of the effective rate, in relation to the profit before taxes as of December 31, 2022, resulted in an effective rate in 2022 as of 1847.8%, the main effect is described in Note 21.1(b).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

21.2 Deferred income taxes

Deferred income taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for the Company and its subsidiaries individually.

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

Deferred tax assets and liabilities are offset only if certain criteria are met.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(a) Movement in deferred tax balances

Assets		As of December 31, 2022	Impact on the P&L	Other comprehensive income	As of December 31, 2022	Impact on the P&L	Other comprehensive income	As of December 31, 2023

Tax losses (IR) and negative base (CSL)		3,355	(957)		2,398	1,487		3,885
Exchange variations		4,280	(937)		3,343	(1,274)		2,069
Temporary adjustments		4,782	(216)		4,566	(180)	8	4,394
Lease			1,197		1,197	429		1,626
Business combination
Tax credits	(i)		698		698	83		781
Other		147	(28)		119	(441)		(322)
		12,564	(243)		12,321	104	8	12,433

Liabilities
Amortization of goodwill based on future profitability		725	(3)		722	(1)		721
Tax depreciation		4,177	(125)		4,052	4		4,056
PIS/COFINS credit - exclusion of ICMS from the calculation basis		331	(142)		189	-		189
Temporary adjustments		89	331		420	315	16	751
Right of use of assets		-	1,116		1,116	477		1,593
Present value adjustment and amortized cost		155	212	57	424	(228)	(2)	194
Hedge accounting		-	(1,549)	1,549	-	(1,948)	1,948	-
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		232	(46)		186	(37)	(34)	115
Other		5	(173)	174	6	29	13	48
		5,714	(379)	1,780	7,115	(1,389)	1,941	7,667

Net		6,850	136	(1,780)	5,206	1,493	(1,933)	4,766

Presentation in the balance sheet:
Non-current assets		8,257			6,359			6,443
(-) Non-current liabilities		1,407			1,153			1,677

(i)	Tax credits refer to the income tax paid by subsidiaries abroad, not used by Braskem S.A. in 2022 due to its tax losses, to be used in the coming years.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(b) Offset for the purpose of presentation in the consolidated statement of financial position

	2023			2022

	Deferred tax assets	Deferred tax liabilities	Balance	Deferred tax assets	Deferred tax liabilities	Balance

Braskem	9,590	(3,744)	5,846	9,112	(3,342)	5,770
Braskem Argentina		(6)	(6)	21	(16)	5
Braskem America	390	(1,364)	(974)	525	(1,662)	(1,137)
Braskem Alemanha	24	(15)	9	23		23
Braskem Idesa	1,840	(2,531)	(691)	2,080	(1,840)	240
Braskem Idesa Serviços
Braskem Mexico	333		333	86		86
B&TC	4	(8)	(4)		(17)	(17)
Cetrel	34	(4)	30	39	(5)	34
DAC	25	(2)	23	33	(2)	31
Terminal Quimica	13		13	2		2
Voqen		(2)	(2)
Wise	30	(3)	27
	12,433	(7,667)	4,766	12,321	(7,115)	5,206

Deferred tax assets			6,443			6,359
Deferred tax liabilities			(1,677)			(1,153)
Balance			4,766			5,206

22 Sundry provisions

		2023	2022
Leniency agreement		1,016	903
Provision for environmental damages	(a)	928	1,120
Provision for customers rebates	(b)	161	127
Other		120	130
Total		2,225	2,280

Current liabilities		1,282	923
Non-current liabilities		943	1,357
Total		2,225	2,280

(a) Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (Ministério Público Federal, hereinafter “MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of R$ 3.1 billion (US$957, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (Controladoria-Geral da União, hereinafter “CGU”) and the Office of the Attorney General (Advocacia-Geral da União, hereinafter “AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$ 410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. Therefore, no additional payments are expected to be made by the Company.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Since 2016, The Company has paid R$ 3,071, distributed as shown below:

	AGU
Agreements signed with:	CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total

Amounts paid	878	297	407	1,282	206	3,071

(i)	U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“SEC”).

In August 2023, the Company was notified by CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship.

In January 2023, the Company offered own and third-party registered warrants to pay the fourth installment under the Leniency Agreement (due on January 30, 2023). The payment confirmation was subject to analysis by relevant authorities. Hence, the Company wrote off the amount related to said installment, recording a liability payable to third parties and writing off its own registered warrant. However, the administrative rule governing this settlement procedure was revoked, and no new regulation on this matter was enacted prior to the expiration of the agreements for acquisition of third-parties registered warrants (on December 31, 2023). As a result, the Company returned this installment amount to the payable balance under the Leniency Agreement, while the requirement to pay such 2023 installment remains suspended, awaiting the enactment of new regulations by the competent authorities. The amount payable under the Leniency Agreement, at December 31, 2023, is R$ 1,016, of which R$ 840 is under current liabilities and R$ 176 under non-current liabilities.

(b) Provision for environmental damages

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

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

As of December 31, 2023, the amount recorded in current liabilities is R$ 99 (2022: R$ 180) and in non-current liabilities is R$ 829 (2022: R$ 940).

(c) Rebates

Some sales agreements of the Company provide for a rebate in products should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly as an accrual, reducing net revenue, assuming that the minimum contractual amount will be achieved.

(d) Changes in provisions

	Leniency	Recovery of
	agreement	environmental damage	Rebate	Other	Total

December 31, 2021	1,123	1,035	101	153	2,412

Additions, monetary adjustments and exchange variation	98	299	184	20	601
Write-offs through usage and payments	(318)	(214)	(158)	(43)	(733)

December 31, 2022	903	1,120	127	130	2,280

Additions, monetary adjustments and exchange variation	113	108	155	8	384
Write-offs through usage and payments		(300)	(121)	(18)	(439)

December 31, 2023	1,016	928	161	120	2,225

23 Provisions for legal proceedings and contingent liabilities

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. The Management, based on its assessment and that of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable chance of loss: present obligation for which there is a probable that an outflow of resources will be required to settle the obligation. For these claims, a provision is recognized based on an estimated amount of the obligation that reflects the expected outflow of resources (see Note 23.1).

Possible chance of loss: present obligation for which the possibility of outflow resources is greater than remote and less than probable. For these claims, the Company does not recognize a provision and discloses the most significant matters (see Note 23.2).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

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

In addition, the Company also is a plaintiff in several lawsuits. In these cases, the Company discloses the contingent asset when the receipt of economic benefits is probable. However, when the realization of the benefit is virtually certain, the related asset no longer constitutes a contingent asset, and such amount is recognized.

Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

23.1 Lawsuits with probable losses

	2023	2022
Labor claims	186	212

Tax claims
IR and CSL	51	52
PIS and COFINS	241	311
ICMS	366	349
Other tax claims	19	24
	677	736

Corporate claims	111	103
Civil claims and other	121	120

	1,095	1,171

As of December 31, 2023, the main claims considered in provisions are the following:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Description of tax lawsuits	Provisioned amount
	2023	2022
Taxing Entity: Government State of São Paulo
1) ICMS tax on interstate purchases: Charge of tax on undue use of credits arising from the acquisition of products for exports, plus fine due to lack of presentation of tax documents requested. The lawsuits are under legal phase and the Company pledged performance bond at their full amount.	346	329
Taxing Entity: Federal Government

2) Non-cumulative PIS and COFINS taxes: Charges of amounts due to offset of non-cumulative PIS and COFINS tax credits, related to the periods from 2005 to 2010 and from 2012 to 2018, that were not approved by the Federal Revenue Service of Brazil. The lawsuits refer to offsetting statements in amounts that exceeded those declared, freight expenses, acquisition of property, plant and equipment and revenues incorrectly classified. They are under administrative phase and the amount is fully provisioned. Part of debits were included in the Tax Litigation Reduction Program, leading to a reduction of R$80.	132	212
3) PIS and COFINS taxes: Charge of debits related to various periods, between 1999 and 2002, arising from insufficient payments of contributions and offset considered undue by the Tax Authority using credit resulting from the addition of 1% to the COFINS rate and PIS credits under Decree-Laws 2,445 and 2,449, whose period of use had allegedly expired. The lawsuits are under legal phase and the Company pledged bank guarantee and performance bonds at their full amount.	79	70
4) Sundry tax lawsuits	120	125
Total tax lawsuits	677	736

Description of corporate lawsuits	Provisioned amount
	2023	2022
Plaintiff: Banco do Brasil S.A
1) The Company is party to writ of debt filed against it in 1991, currently under appellate phase. Triken S.A. (“Triken”), merged into Braskem, received unfavorable decision to distribute remaining profits to the plaintiffs (preferred shareholders) that were non-controlling shareholders. The amount related to the lawsuit is fully provisioned by the Company.	88	82
2) Sundry corporate lawsuits	23	21
Total corporate lawsuits	111	103

(a) Changes in claims with probable chance of loss

			Corporate	Civil claims
	Labor claims	Tax claims	claims	and other	Total
December 31, 2021	269	715	95	75	1,154

Additions, monetary adjustments and exchange variation	129	60	9	76	274
Payments	(59)	(9)	(1)	(2)	(71)
Reversals (*)	(127)	(32)		(29)	(188)
December 31, 2022	212	736	103	120	1,171

Additions, monetary adjustments and exchange variation	71	143	8	46	268
Payments	(37)	(10)		(25)	(73)
Reversals (*)	(60)	(191)		(20)	(271)

December 31, 2023	186	677	111	121	1,095

(*)	A provision reversal occurs when the probability of loss or the value attributed to the lawsuit changes, or the suit is closed with a cash disbursement lower than the provisioned amount.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

23.2 Contingent liabilities

The contingent liabilities whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company’s Management, based on its evaluation and that of its external legal advisors, are disclosed as follows:

	2023	2022

Tax claims	26,216	18,271
Civil claims - Alagoas	8,971	5,489
Civil claims - Other	740	786
Social security claims	824	516
Environmental claims	689	640
Labor claims	513	606
Other lawsuits	424	381
Total	38,377	26,689

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

23.2.1	Breakdown of contingent liabilities

Description of tax lawsuits	Estimate
	2023	2022
Taxing Entity: Federal Government
1) Income taxes tax: Tax assessments related to calendar years 2015, 2016, 2018 and 2019, due to non-recognition of application of Agreement to avoid double taxation, signed between Brazil and Netherlands, which establishes that profits from Dutch companies are not taxable in Brazil at the end of every year. The notification for the calendar years 2018 and 2019, received in 2023, also involved non-deductibility of interest rates due to a different understanding regarding the sub-capitalization limit and its tax effects. The inflation-adjusted amount of uncertain tax treatment includes periods mentioned or not mentioned in tax assessments. In view of the calculation of tax losses by the Company in calendar years 2022 and 2023, the amounts related to these periods were calculated considering only the principal amount, excluding fines and interest rates. The amount related to the calendar year 2017 was excluded from this lawsuit due to its time-barring. In addition to including the amount related to calendar year 2023, the lawsuit also considers the amount related to calendar year 2020, due to the issue of financial statements of Dutch entities under local GAAP. The lawsuits are under administrative phase.	18,552	10,665
2) Non-cumulative PIS and COFINS taxes: Charge related to calendar years 2004 to 2018, arising from use of credits on acquisition of goods and services consumed in the production process. The lawsuits are under administrative and legal phase, and the Company pledged performance bonds and deposits at their full amount.	1,507	1,400
3) Income taxes tax: Tax assessments arising from deducted amortization charges, between 2007 and 2013, from goodwill originated from equity interests acquired during 2002. The lawsuits are under administrative and legal phases, and the Company pledged performance bonds at their full amount. The amount related to fine was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$150.	1,027	1,100
4) Income taxes tax: Tax assessments related to calendar years 2012 and 2015, arising from disallowances of exchange variation expenses with naphtha import transactions, incurred after due date of commercial invoices. The lawsuits also address inflation adjustment in income tax losses and social contribution tax loss carryforwards and partial disallowance of cost of naphtha imported from subsidiary abroad. The amount related to fine was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$198. The lawsuits are under administrative phase.	1,000	1,200
5) IR/CSL tax: Tax assessments related to the offset of credits from income tax losses and social contribution tax loss carryforward with IR and CSL debits, in merger events carried out in November 2007 and August 2013, exceeding the limit of 30%. The lawsuits are under legal phase, and the Company pledged performance bonds at their full amount. The amount related to fine was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$150.	346	462
6) Income taxes rate: Tax assessments arising from deducted amortization charges, between 2020 and 2021, from goodwill originated from equity interests acquired during 2012, by Cetrel and DAC. The lawsuits are pending in the administrative sphere in higher courts.	212	195
7) Income taxes rate: Charges due to the non-approval of offsets made using credits arising from negative balance. The lawsuits are under administrative and legal phases, and the Company pledged performance bonds at their full amount.	185	176
8) Social security contributions: Charge of additional contribution for Occupational Environmental Risk to fund the special retirement plan due to the alleged exposure of workers to hazardous agents from January 2016 to July 2018, from November 2000 to January 2001 and from November 2001 to June 2002. The lawsuits are under administrative and legal phases, and the Company pledged performance bonds at their full amount.	183	203

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

9) PIS and COFINS taxes: Charges arising from alleged undue offsets using credits from other federal taxes. The lawsuits address credits arising from: i) prepayments of IR tax, ii) FINSOCIAL and COFINS taxes, iii) tax on net profit, iv) PIS-Decree-Laws 2,445 and 2,449. The lawsuits are under legal phase, and the Company pledged bank guarantees and performance bonds at their full amount.	142	136
10) Income taxes rate: Tax assessment arising from disallowance of advertising and commission expenses, paid by Braskem and Braskem Inc., and the lack of payment of withholding tax on them. The lawsuit is under administrative phase. The amount related to fine was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$28.	138	153
11) PIS and COFINS taxes: Charges due to the non-approval of offsets using credits from Cide-Combustíveis, as authorized by Federal Law 10,336/2001. The lawsuits are under legal phase, and the Company pledged performance bonds at their full amount.	128	123
Taxing Entity: State Government of Alagoas
12) ICMS tax: Tax assessments related to calendar years 2015 to 2019, due to lack of ICMS reversal on output with tax deferral. The lawsuits are under administrative phase.	698	639
Taxing Entity: State Governments of São Paulo, Rio de Janeiro, Bahia, Pernambuco, Rio Grande do Sul and Alagoas
13) ICMS tax: Charges of tax underpayments. The lawsuits refer to (i) use of tax credits to acquire property, plant and equipment,goods considered as for use and consumption and products subject to tax replacement; (ii) transfers of finished products at amount below the production cost; (iii) non-payment of tax due to: input or output omissions; charges related to electricity operations and sale of products subject to tax replacement; (iv) lack of evidence of export of goods; (v) fines for lack of registration of invoices. The lawsuits are under administrative and legal phases, and the Company pledged bank guarantees, performance bonds and judicial deposits at their full amount. Part of the amount related to the use and consumption matter was reclassified to remote loss, in accordance with decision 1.775.781/SP issued by EAREsp, leading to a reduction of around R$147.	623	768
14) Sundry tax lawsuits	1,477	1,051
Total tax lawsuits	26,216	18,271

Description of civil lawsuits	Estimate
	2023	2022
Plaintiff: Resibril Química S.A.
1) Lawsuit filed by Resibril, former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is awaiting judgment.	340	302
2) Civil lawsuits - Alagoas (Note 24.1)	8,971	5,489
3) Sundry civil lawsuits	400	484
Total civil lawsuits	9,711	6,275

Description of social security lawsuits	Estimate
	2023	2022
Plaintiff: Former team members
1) Lawsuits over withdrawal of sponsorship of Petros plan. Currently, the portfolio is composed of 743 lawsuits filed by former team members of Braskem or merged companies, beneficiaries of Petros plans (Copesul, Copene and PQU), related to sundry matters arising from withdrawal of sponsorship of the plan, whose claims include: Difference of Individual Withdrawal Fund, additional of 90%, and Objection to legality of Withdrawal of Sponsorship. The increase in the amount involved during the year is mainly due to (i) the fresh lawsuits resulting from Petros' notice requesting reimbursement of amounts from Braskem as per the withdrawal agreement, and (ii) a valuation of lawsuit involving a significant amount.	668	379
2) Social security lawsuits	156	137
Total social security lawsuits	824	516

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Description of environmental lawsuits	Estimate
	2023	2022
Plaintiff: São Paulo State Prosecution Office
1) Public-Interest Civil Action (Hashimoto) filed in June 2018 by the São Paulo State Prosecution Office against the Company and other firms that operate in the Capuava Petrochemical Complex, whose claims include the reparation and/or remediation of environmental damages . After Braskem filed its defense in December 2020, there were no changes, and the lawsuit remains awaiting expert evidence.	225	201
Plaintiff: Local Government of Ulianópolis - Pará
2) Public-Interest Civil Action filed in September 2011 by the Local Government of Ulianópolis, Pará, against Braskem and other companies, whose claims include the reparation and/or remediation of environmental damages allegedly resulting from the improper delivery of waste. The companies filed defense, however, a decision was rendered determining the temporary dismissal of the action for one year.	397	363
3) Sundry environmental lawsuits	67	76
Total environmental lawsuits	689	640

Description of other lawsuits	Estimate
	2023	2022
Plaintiff: Américo Vinícius de Carvalho and Others
1) The Company is party to writ of debt filed against it in 1988, currently under liquidation of award. Polialden Petroquímica S.A. (“Polialden”), merged into Braskem, received unfavorable decision to distribute remaining profits to the plaintiffs (preferred shareholders) that were non-controlling shareholders. The lawsuit awaits accounting evidence of amounts due.	287	262
2) Sundry other lawsuits	137	119
Total other lawsuits	424	381

23.3 Class action

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

On December 15, 2022, the parties entered into Agreement to terminate the Class Action via payment of R$ 16 (US$3) which was paid in January 2023. On May 5, 2023, the court ratified the agreement without exceptions. On May 25, 2023, the Order of Dismissal was issued, recognizing that there were no objections to the agreement and determining the conclusion of the case involving Braskem and the related parties. The allocation of the amounts paid by reason of the agreement was ratified by the court on December 13, 2023.

23.4 Contingent assets

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

Between 2001 and 2009, the companies merged into Braskem filed proceedings seeking the recovery of amounts related to differences in the inflation adjustment of the compulsory loan, interest on arrears and compensatory interest and other related payments.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

In August 2023, Braskem entered into an assignment contract in the amount of R$127, with no right of indemnity, of a portfolio of credit rights arising from lawsuits, among which those filed by the Company that requested the restitution of Eletrobras mandatory loans, in the amount of R$41.

24 Geological event - Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem preventively decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of cavities’ stability. The results are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

(i)	Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 24.1 (i).
(ii)	Instrument of Agreement with the Labor Prosecution Office of the State of Alagoas (MPT - AL), entered into on February 14, 2020, in the amount of R$40, for implementation of the Program to Recover Business and Promote Education for residents and workers from the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected. On March 3, 2020, with the approval of the agreement by the court, the Public-Interest Civil Action (Reparation for Workers) was dismissed;

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(iii)	Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 24.1 (iii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties;
(iv)	Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexal Agreement”) entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location;
(v)	Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, provision changes in the fiscal year ended on December 31, 2023 and 2022 were:

	2023	2022

Balance at the beginning of the year	6,627	7,661

Additions (*)	2,307	1,520
Payments (**)	(3,826)	(2,743)
Realization of present value adjusment	132	188
Balance at the end of the year	5,240	6,627

Current liability	2,759	4,248
Non-current liability	2,481	2,379
Total	5,240	6,627

(*)	In 2023, include: a) the additional provision of R$ 980 (R$ 920 net of present value adjustment) of the Instrument of Global Agreement of R$ 1.7 billion disclosed above, of which approximately R$ 720 were already provisioned. Of this amount, R$700 was disbursed in 2023 and R$1 billion (R$961 net of present value adjustment) is classified as other accounts payable; b) monetary adjustment in total of R$ 114 classified as financial expense.
(**)	Of this amount, R$2,686 (2022: R$ 2,532) refers to payments made and R$1,140 (2022: R$ 211) was reclassified to other accounts payable.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

The current provision can be segregated into the following action fronts:

a. Support for relocation and compensation: Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$ 1,353 (2022: R$ 2,087) comprising expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas. On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available as of the reporting date, there is an indication that direct impacts of this occurrence are limited to the cavity's location, within the protective area, which has been vacated since April 2020. The event in cavity 18 led to preventive stoppage of activities in the protective and surrounding area, which were resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió.

Based on preliminary results from the analysis of event in cavity 18, the indication is that filling with sand will not be necessary for this cavity. To find a definitive solution for the six cavities, previously expected to be monitored by sonar (monitoring group), the Company decided that they should be filled with sand.

Considering the progress made in the last half of 2023 and the cavity 18 event, the new configuration of the closure plan for the 35 mining areas considers that:

(i)	13 cavities are recommended to be filled with sand. Of these, filling for 5 has been completed, filling for 2 is in progress. For the 6 cavities recently included in the filling with sand group, the activities are under planning;
(ii)	6 cavities do not have indication of additional measures, whereas natural filling was confirmed for 5 cavities and 1 cavity, the cavity 18, has its evaluation in progress, with an indication that filling with sand will not be required;
(iii)	16 cavities should be buffered, which is a technique that consists of pressurizing the cavity. Of these, buffering was completed for 9.

All Company's actions are based on technical studies prepared by outsourced specialists, whose recommendations are submitted to competent authorities and respect the periods of time agreed under the closing plan, which is public and regularly reevaluated jointly with the ANM. After the events in this period, the plan to close mining areas is under revision.

The provisioned amount of R$1,583 (2022: R$1,367) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as: the results of the monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations. The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of the region’s stability.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Regarding environmental initiatives, in June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the plan was filed with the MPF. In February 2023, MPF expressed its agreement with this environmental plan, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also is agreed that the environmental diagnosis is expected to be updated in December 2025. As one of the developments of the cavity 18 event, although alteration in lagoon's water quality has not been identified, according to the Agreement for Social-Environmental Reparation, the specialized company will prepare an amendment to the current environmental diagnosis report.

c. Social and urban measures: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. On June 30, 2022, the Company filed with MPF the social diagnosis report and the respective social action plan that will support the definition of measures to be adopted. Until December 31, 2023, 24 actions have already been approved. The current provision amount is R$1,369 (2022: R$1,567).

d. Additional measures: Refer to actions related to: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$935 (2022: R$1,604).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents as detailed in Note 24.1 (i), and other new developments in the matter.

The measures related to the mining areas closure plans are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close the mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities monitored mainly using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

On December 13, 2023, the Senate established a Parliamentary Inquiry Commission ("CPI") in relation to the geological event in Alagoas. The Company is monitoring the matter.

An investigation has been carried out under secrecy by the Federal Police in Alagoas for around four years. In December 2023, the Federal Police conducted search and seizure of documents under this investigation, named Salt Tears Operation. In this sense, the Company informs that it is and has always been at the disposal of authorities and that it has been providing all the information related to salt mining during the investigation.

The Company has been making progress with local authorities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated.

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

24.1 Main lawsuits and contingent liabilities in progress

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (“ACP”) filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender’s Office – Reparation for Residents

In June 2019, the Company was informed of the Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas, in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company’s financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

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

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement for Compensation of Residents and an additional R$1 billion under the second amendment), with minimum working capital of R$100, whose transactions will be verified by an external audit company. On December 31, 2023, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$115 under current assets (2022: R$175). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond in the current amount of R$615 (down from the R$2 billion performance bond envisaged in the Agreement for Compensation of Residents).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action (ACP) filed by the Federal Prosecution Office (MPF), Federal Public Defender’s Office (DPU) and Alagoas State Prosecution Office (MPE/AL): Reparation for Residents – Map Version 5

On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the MPF, DPU and MPE against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against the Municipality of Maceió: (i) the disclosure of the new Map of Priority Action Lines, Version 5, and (ii) preparation of the Action Plan to address issues related to the identification of the roads and public equipment located in the region. Against Braskem, they request through a preliminary injunction: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of allocation) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions.

On November 30, 2023, the judge rendered a decision granting the injunctive relief based on evidence of the plaintiffs. Against this decision, Braskem proposed suspension of the preliminary injunction and filed an interlocutory appeal. On January 22, 2024, the decision rendered in the interlocutory appeal determined “the immediate suspension of the provisory execution determined by the trial court”, decision maintained by the full court until the final and unappealable judgment of the interlocutory appeal.

The amount assigned to the case by the plaintiffs in the lawsuit is R$1 billion.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(iii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation

In April 2020, the Company was informed of the Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the Brazilian Development Bank (“BNDES”), formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

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

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1.3 billion for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

On July 21, 2023, the 3rd Federal Court of Maceió ratified the full adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS), also ratifying adherence in connection with the Instrument of Partial Adhesion on Urban Mobility.

(iv) Public-Interest Civil Action filed by the State Public Defender's Office of Alagoas: Request for Additional Collective Moral Damages

In March 2024, the Company was informed of the Public-interest Civil Action filed by DPE against Braskem, seeking, among other requests, to challenge clause 69 of the Agreement for Socio-environmental Reparation (payment of R$ 150 for collective moral damages) alleging that there were facts subsequent to the date of the agreement that would give rise to additional damages.

DPE sustains that: (i) the waiver set forth in the Agreement for Socio-environmental Reparation would not cover future damages; (ii) the transfer of the property of the PCF to Braskem would violate constitutional principles; (iii) the damage caused should be fairly compensated; (iv) collective existential damages should be compensated; and (v) Braskem should be condemned for illicit profit, yet to be liquidated.

Based on such allegations, it requests, as a preliminary measure: (i) the suspension of clause 58, second paragraph, of the Agreement for Socio-environmental Reparation, in order to rule out the possibility of reversion of the area to the benefit of Braskem; (ii) the imposition of inalienability to the PCF area until the final and unappealable decision on the merits of the claim, considering the need for the assets acquired by the Financial Compensation Program not to be subject to any disposal, nor subject to seizure.

On the merits, it requests, among others: (i) the loss of all properties subject to the PCF, with the possibility of reverting the area to the victims or to public domain, in addition to the conviction of Braskem to the payment, as collective and social moral damages, to the same amount spent by Braskem for material damages; (ii) the conviction of Braskem, as existential damages, for the loss of all properties subject to the PCF; (iii) the conviction of Braskem for illicit profit, with the loss of the PCF properties, in addition to the payment of the amounts the Company obtained due to its alleged illicit conduct (to be determined in a liquidation proceeding); (iv) subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with publication of a relevant fact.

The value of the case attributed by the DPE is R$150.

Management, supported by the opinion of external legal advisors, classifies the probability of loss in this case as possible.

(v) Public-Interest Civil Action filed by the Federal Public Defender’s Office (“DPU”): refusal of insurance within the scope of Housing Financial System (“SFH”)

In November 2021, the Company was informed of the Public-Interest Civil Action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – see item (i).

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

On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, however an appeal against this decision is possible.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(vi) Public-Interest Civil Action filed by the Alagoas State Public Defender’s Office – Review of terms of the Flexal Agreement

In March 2023, the Company was informed of the Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On December 31, 2023, the amount of this action was R$1.9 billion.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

On January 19, 2024, a decision was rendered, subjected to appeal by the parties, judging partially valid the requests made by the DPE. The judge determined the following:

(i) deny the request for annulment of the clauses of Flexal Agreement, stating, however, that the settlement described in the agreement must be interpreted as settlement until the date of execution of the agreement, and does not cover property damages related to real estates and their depreciation;

(ii) deny the request for payment of collective pain and suffering;

(iii) grant the payment for pain and suffering while the effects of social isolation persist. The judgment validated the parameters of the program provided in the Flexal Agreement, however it understood that the amounts paid in the program correspond to the period between October 2020 and the date the Flexal Agreement was entered into, therefore payments must continue until the effective requalification of the Flexais region;

(iv) grant the request for indemnity for property damages resulting from the real estate depreciation to be estimated during the phase of fulfillment of the judgment;

(v) determine the development of the case to adjudicate the request for relocation of residents, among others.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(vii) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas (“FEPEAL”) and National Confederation of Fishermen and Aquaculturists (“CNPA”): Fishermen Reparation

In August 2023, the Company was informed of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.

As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, while publishing a material fact notice to the shareholders, requests that were denied by the Court.

Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50 thousand and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132 thousand in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100 thousand; (iii) compensation for collective material damages to the Associations, in the amount of R$750 thousand; and (iv) attorney fees in the amount of 20% on the value of the award.

On December 31, 2023, the plaintiffs’ claims amount to R$1.9 billion, and the Management, supported by an opinion of its external legal advisors, classifies the likelihood of loss in the amount of R$1.6 billion as possible and the amount of R$321 as remote.

(viii) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas (“FEPEAL”): Fishermen Financial Assistance

On December 13, 2023, the Company became aware of the ACP, with request for advance relief, filed by FEPEAL, which requested the payment of an emergency financial assistance to the fishermen who work in Mundaú Lagoon, in the monthly amount of R$1,946.75, while the prohibition imposed by Administrative Rule 77/ Port Authority of Alagoas (“CPAL”) of navigating in part of the Lagoon remains.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

As a result of negotiations between the parties of ACP and other institutions, started in December 2023, to enter into an agreement about the topic, on February 7, 2024, the Agreement between Braskem, FEPEAL, CNPA and DPU was approved for the payment of indemnification for fishermen and shellfish collectors temporarily affected by restricted traffic of vessels in Mundaú Lagoon, in the perimeter determined by the Port Authority of Alagoas, for safety reasons. The agreement envisages the payment by Braskem the equivalent of three minimum wages to up to 1,870 professionals who are registered in the Ministry of Fishing and Agriculture (“MPA”) and can provide evidence of their work in the region. The approval led to dismissal of said ACP with substantive examination.

(ix) Action against the Violation of a Constitutional Fundamental Right (“ADPF”) filed by the Alagoas State Governor

On December 18, 2023, the Company was informed of the action against the ADPF filed by the Alagoas State Governor before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties.

On December 18, 2023, Braskem presented a statement applying for the denial of the ADPF continuance. On January 10, 2024 , the judge rapporteur determined the testimony of Braskem, Municipality of Maceió /AL, State of Alagoas Prosecution Office, Alagoas State Defender’s Office and Federal Public Defender’s Office and the statement of the Office of the Attorney General and Office for the General Counsel for the Federal Government.

The case has no amount attributed to it. The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(x) Indemnity Claim: Companhia Brasileira de Trens Urbanos (“CBTU”)

On February 2, 2021, the Company was notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 and for moral damages in the amount of R$ 0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On December 31, 2023, the updated value of this lawsuit is R$1.46 billion (2022: R$1.43 billion). Braskem entered into a memorandum of understanding with CBTU to seek a consensual solution and suspend the lawsuit during the negotiation period and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until June 2024.

The Management, based on its assessment and that of its external legal advisors, classifies the probability of loss in this case as possible.

(xi) Indemnity Claim: Pinheiro District Property

In July 2019, the Company was informed of the action for damages filed by Construtora Humberto Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 5, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor’s image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible. As of December 31, 2023, the amount of this action is R$0.5 (2022: R$306).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(xii) Indemnity Claim: State of Alagoas

In March 2023, the Company was informed of the claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On December 31, 2023, the amount of this action is R$1.4 billion. There is a performance bond pledged by the Company for this lawsuit in the amount of R$1.4 billion.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss in this lawsuit as possible.

(xiii) Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On December 31, 2023, Braskem was defendant in several other actions, that, in aggregate, involve the amount of R$1.4 billion (2022: R$1 billion), filed in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss of the other individual lawsuits, in the total amount mentioned above, as possible.

(xiv) Administrative Proceeding: Tax Assessment Notice issued by the Environment Institute of Alagoas State (“IMA”)

On December 4, 2023, the Environment Institute of Alagoas State issued a fine of R$70 to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the tax assessment notice was filed for bis in idem. The original tax assessment notice of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

25 Benefits offered to employees

25.1 Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

The amounts recognized in profit or loss were:

	2023	2022	2021

Health care	272	244	236
Private pension	118	128	137
Transport	91	86	77
Meals	70	63	51
Life insurance	12	10	10
Training	22	27	16
Other	26	16	13
	611	574	540

25.2 Long-term incentive plan (“ILP Plan”)

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Flat	Grant Date	End of Grace Period	Settlement Method	Granted quantities	(-) Canceled	(-) Exercised	Qty. on 12/31/2022	(+) Granted	(-) Canceled	(-) Exercised	Qty. on 12/31/2023	Fair value of the share*

2020 Plan	04/01/20	04/01/23	Shares	1,007,883	(72,743)	(2,373)	932,767		(5,683)	(927,084)
2020 Plan	04/01/20	04/01/23	Cash	314,333	(47,943)		266,390		(4,887)	(261,503)

2021 Plan	05/10/21	05/10/24	Shares	557,888	(9,598)		548,290		(31,751)		516,539	R$ 51.39
2021 Plan	05/10/21	05/10/24	Cash	144,779			144,779		(3,879)		140,900	USD 9.67

2022 Plan	05/17/22	05/17/25	Shares	537,870			537,870		(32,462)		505,408	R$ 44.15
2022 Plan	05/17/22	05/17/25	Cash	132,902			132,902		(1,115)		131,787	USD 9.67

2023 Plan	09/06/23	09/06/26	Shares					931,050			931,050	R$ 23.02
2023 Plan	09/06/23	09/06/26	Cash					213,400	(5,080)	(114)	208,206	USD 7.16

(*)	Values in monetary units.

On December 31, 2023, the amount recorded in equity is R$ 37 (2022: R$ 39).

25.3 Post-employment benefits

(i)	Defined contributions plans

The obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses when the related services are provided by employees. The contributions paid in advance are recognized as an asset to the extent that a cash reimbursement or a reduction in future payments is possible.

(ii)	Defined benefit plans

The Company’s net obligation for defined benefit plans is calculated for each of the plans based on the estimated amount of future benefit that employees will receive in return for services rendered in the current and prior periods. Such amount is discounted to its present value and is reported net of the fair value of any of the plan’s assets.

The calculation of the obligation of the defined benefit plan is made annually by a qualified actuary using the projected unit credit method. When calculations result in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available as future plan reimbursements or as a reduction in future contributions to the plan. To calculate the present value of economic benefits, any applicable minimum cost requirements are taken into account. Remeasurements of net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effects of the asset cap (if any, excluding interest), are immediately recognized in other comprehensive (loss) income.

(iii)	Health care

The Company’s net obligation for health care is the estimated amount of future benefit that employees will receive in return for services provided in the prior periods. Such amount is discounted to its present value and remeasurements are recognized in profit or loss for the period.

The calculation of health care obligations mainly consider the Company’s aging and premium history, medical cost inflation and new technologies.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(a) Amounts in statement of financial position

	2023	2022
Defined benefit
Novamont Braskem America	57	58
Braskem Idesa	30	23
Braskem Alemanha and Netherlands	165	148
	252	229

Health care (i)
Bradesco saúde	368	322
Total obligations	620	551

Fair value of plan assets	(53)	(57)

Consolidated net balance (non-current liabilities)	567	494

(i)	According to Brazilian laws, the type of health plan offered by Braskem, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (Company’s part + participant’s part).

(b) Change in obligations and fair value

			2023			2022			2021
	Health	Benefit		Health	Benefit		Health	Benefit
	care	plans	Total	care	plans	Total	care	plans	Total

Balance at beginning of year	322	229	551	245	363	608	218	370	588
Current service cost	5	8	13	5	13	18	5	14	19
Interest cost	29	13	42	20	7	27	16	6	22
Benefits paid	(15)	(6)	(21)	(13)	(34)	(47)	(11)	(7)	(18)
Actuarial losses (gain)	27		27	65	(83)	(18)	17	(27)	(10)
Exchange variation		8	8		(37)	(37)		7	7
Balance at the end of the year	368	252	620	322	229	551	245	363	608

On December 31, 2023, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

(c) Actuarial assumptions

					2023					2022					2021
		Novamont					Novamont					Novamont
	Health	Braskem	Braskem			Health	Braskem	Braskem			Health	Braskem	Braskem
	care	America	Idesa	Germany	Netherlands	care	America	Idesa	Germany	Netherlands	care	America	Idesa	Germany	Netherlands

Discount rate	5.35	5.20	10.50	3.60	4.15	5.97	5.10	8.00	1.20	3.60	5.33	2.90	8.00	1.20	1.20
Inflation rate	3.00	n/a	3.50	2.00	2.00	3.00	n/a	4.00	2.00	2.00	3.00	n/a	4.00	2.00	2.00
Rate of increase in future salary levels	n/a	n/a	4.50	3.25	3.25	n/a	n/a	5.00	3.00	3.25	n/a	n/a	5.00	3.00	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	2.25	2.25	n/a	n/a	n/a	1.75	2.25	n/a	n/a	n/a	1.75	1.75
Aging factor	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a	n/a
Medical inflation	3.25	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a	n/a
Duration	12.10	n/a	n/a	n/a	n/a	12.83	n/a	n/a	n/a	n/a	14.16	n/a	n/a	n/a	n/a

(d) Sensitivity analysis

	Impact on the defined benefit obligation
	Premise change					Premise increase					Premise reduction
		Novamont					Novamont					Novamont
	Health	Braskem	Braskem			Health	Braskem	Braskem			Health	Braskem	Braskem
	care	America	Idesa	Germany	Netherlands	care	America	Idesa	Germany	Netherlands	care	America	Idesa	Germany	Netherlands
Discount rate	1.00%	1.00%	1.00%	0.25%	0.25%	38	(2)	2	(6)		47	9	2	7	4
Rate of increase in future pension plan	1.00%	n/a	n/a	0.25%	0.25%	(9)	n/a	n/a	5		9	n/a	n/a	(5)
Life expectancy	1.00%	n/a	n/a	1 year	1 year	49	n/a	n/a	4		(40)	n/a	n/a	(4)
Mortality rate	n/a	10.00%	n/a	n/a	n/a	n/a	1	n/a	n/a	n/a	n/a	5	n/a	n/a	n/a

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

26	Equity

26.1 Capital

On December 31, 2023, the Company’s subscribed and paid-up capital stock amounted to R$ 8,043 and comprised 797,207,834 shares with no par value, distributed as follows:

		Amount of shares
		Common		Preferred shares		Preferred shares
		shares	%	class A	%	class B	%	Total	%

Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			62,466,606	18.10			62,466,606	7.84
Other		12,907,077	2.86	127,649,522	36.99	478,790	100.00	141,035,389	17.69
Total		451,668,652	100.00	345,060,365	100.00	478,790	100.00	797,207,807	100.00
Treasury shares				27				27
Total		451,668,652	100.00	345,060,392	100.00	478,790	100.00	797,207,834	100.00

Authorised		535,661,731		616,682,421		593,818		1,152,937,970

(i)	American Depositary Receipt ("ADR") traded on the New York Exchange - NYSE (USA)

Changes in shares during the year:

		Amount of shares
	Note	2022	Changes	2023
Outstanding shares
Commom shares		451,668,652		451,668,652
Preferred Class A	26.2	344,394,984	665,381	345,060,365
Preferred Class B		478,790		478,790
		796,542,426	665,381	797,207,807

Treasury shares
Preferred Class A	26.2	665,408	(665,381)	27

Total		797,207,834		797,207,834

26.2 Share Rights

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

In 2023, 665,381 shares held in treasury were delivered to participants of the LTI Program 2020. In 2022, 236,758 shares were granted as payment of the LTI Program 2019.

26.3 Capital reserves

This reserve includes part of the shares issued in the Company’s several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

26.4 Profit reserves

(a)	Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(b)	Tax incentive reserve

This reserve results from the allocation of part of net income for the year equivalent to tax incentives, arising from governmental subsidies (see Note 30). This reserve may only be used to offset losses with subsequent reconstitution or increase share capital.

(c)	Profit retention

Under Brazilian Corporation Law, portions of net income for the fiscal year may be allocated to reserves or retained based on the capital budget. Profits not allocated as such may be distributed to shareholders in the form of dividends. In 2023, this reserve was partially used to absorb losses for the year (Note 27.6).

26.5 Accumulated losses

Accumulated losses in 2023 were partially absorbed as follows:

2023

Loss for the year of the Company's shareholders	(4,579)
Amounts posted directly to the Retained Earnings account:
Realization of deemed cost of parent company, net of taxes15	15
(4,564)
Loss absorption using profit reserve:
Profit reserves	1,826
Accumulated losses	(2,738)

27 Earnings (loss) per share

Basic earnings (loss) per share is calculated by means of the division of profit (loss) for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 26.2, particularly in relation to the limited rights enjoyed by class “B” preferred shares. The calculation of the diluted earnings (loss) per share is based on the weighted average of class “A” preferred shares, assuming the conversion of all preferred shares into treasury that would cause the dilution.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 26.2 and there is no highest limit for their participation.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings (losses) per share.

	2023	2022	2021
	Basic and diluted	Basic and diluted	Basic	Diluted

(Loss) profit for the year attributed to Company's shareholders	(4,579)	(336)	13,985	13,985

Distribution of priority dividends attributable to:
Preferred shares class "A"			209	209
Preferred shares class "B"			0	0
			209	209

Distribution of 6% â€‹â€‹of unit price of common shares			274	274

Distribution of excess profits, by class:
Common shares			7,664	7,664
Preferred shares class "A"			5,838	5,838
			13,502	13,502

Reconciliation of (loss) income available for distribution, by class (numerator):
Common shares	(2,595)	(191)	7,938	7,938
Preferred shares class "A"	(1,981)	(145)	6,047	6,047
Preferred shares class "B"	(3)
	(4,579)	(336)	13,985	13,985

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	344,796,036	344,329,470	344,054,700	345,049,701
Preferred shares class "B"	478,790	478,790	500,171	500,171
	796,943,478	796,476,912	796,223,523	797,218,524

Profit (loss) per share (in R$)
Common shares	(5.7458)	(0.4215)	17.5747	17.5747
Preferred shares class "A"	(5.7458)	(0.4215)	17.5749	17.5242
Preferred shares class "B"	(5.7458)	(0.4215)	0.5798	0.5798

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

Weighing of shares

		2023
		Basic
		Preferred shares
	Class "A"
	Outstanding	Weighted
	shares	average

Amount at beginning of the year	344,394,984	344,394,984

Incentive long term plan payments with treasury shares	665,381	401,052

Amount at the end of the year	345,060,365	344,796,036

		2022
		Basic
		Preferred shares
	Class "A"
	Outstanding	Weighted
	shares	average

Amount at beginning of the year	344,158,226	344,158,226

Incentive long term plan payments with treasury shares	236,758	171,244

Amount at the end of the year	344,394,984	344,329,470

				2021
				Basic
				Preferred shares
	Class "A"		Class "B"
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average

Amount at beginning of the year	343,824,794	343,824,794	500,230	500,230

Incentive long term plan payments with treasury shares	322,712	229,877
Conversion shares class "B" into shares class "A"	10,720	29	(21,440)	(59)

Amount at the end of the year	344,158,226	344,054,700	478,790	500,171

28 Net revenue

	2023	2022	2021
Net sales and services revenue	70,569	96,519	105,625

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated
(ii)	for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred when the products are delivered to the client’s carrier; and
(iii)	for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official markers, which is the point of delivery of the products and transfer of their ownership.

(a) Net revenue by country

	2023	2022	2021

Brazil	39,997	56,217	55,830
United States	12,429	18,086	24,232
Mexico	3,329	4,469	5,506
Argentina	1,618	756	2,068
Germany	1,197	1,493	1,912
Switzerland	1,121	1,695	1,231
Italy	1,061	817	1,304
Chile	1,039	2,093	1,230
Netherlands	859	173	643
Luxembourg	755	871	988
Singapore	729	1,095	1,175
Peru	676	740	667
Japan	634	547	1,162
Spain	574	756	518
United Kingdom	554	724	586
Other	3,997	5,987	6,573
	70,569	96,519	105,625

(b) Net revenue by product

	2023	2022	2021

PE/PP	44,295	61,145	73,306
Ethylene/Propylene	4,435	7,280	5,820
PVC/Caustic Soda/EDC	5,863	5,723	6,873
ETBE/Gasoline	4,309	5,819	4,321
Benzene/Toluene/Xylene	3,721	5,711	5,806
Butadiene	1,211	3,028	3,020
Cumene	1,126	1,425	1,129
Solvents	1,046	422	1,343
Naphtha, condensate and crude oil	638	1,522	1,649
Others	3,925	4,444	2,358
	70,569	96,519	105,625

(c) Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2023, the most significant revenue from a single client amounts to approximately 2.1% of total net revenues of the Company and refers to the sale of resins.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated
29 Tax incentives

(a) SUDENE – IR

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

In 2023, the Company recorded a tax loss and, for such reason, did not make use of tax benefits.

(b) PRODESIN – ICMS

Since 2010, the Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program (“PRODESIN”), which are aimed at implementing and expanding a plant in that state. In 2023, the amount was R$ 58 (2022: R$ 87).

30 Expenses by nature and function

	2023	2022	2021

Classification by nature:
Raw materials other inputs	(54,602)	(73,182)	(63,570)
Personnel expenses	(3,599)	(3,223)	(3,478)
Outsourced services	(3,094)	(3,412)	(3,194)
Depreciation and amortization	(5,206)	(4,733)	(4,178)
Freights	(4,134)	(4,035)	(2,966)
Idle industrial plants	(503)	(414)	(339)
Alagoas geological event (Note 24)	(2,193)	(1,520)	(1,340)
Other income	1,769	507	1,843
Other expenses	(1,806)	(2,270)	(3,394)
Total	(73,368)	(92,282)	(79,586)

Classification by function:
Cost of products sold	(67,548)	(85,161)	(73,568)
Selling and distribution	(1,916)	(2,108)	(2,056)
Loss for impairment of trade accounts receivable and others from clients	(83)	(38)	(9)
General and administrative	(2,472)	(2,764)	(2,522)
Research and development	(383)	(374)	(297)
Other income (i)	1,769	507	1,534
Other expenses (ii)	(2,735)	(2,344)	(2,669)
Total	(73,368)	(92,282)	(79,586)

(i)	In 2023, refers mainly to settlement of claim agreement signed with insurance companies and the final and unappealable decision on the unconstitutionality of the surcharge in the PIS and COFINS rates incurred on operations involving the sale of gasoline and diesel oil.
(ii)	Refers mainly to expenses incurred with the geological event in Alagoas.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

31 Financial results

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

	2023	2022	2021
Financial income
Interest income	1,469	1,050	440
Inflation indexation income on tax assets	51	16	1,042
Other	158	308	99
	1,678	1,374	1,581

Financial expenses
Interest expenses	(3,780)	(3,125)	(2,923)
Inflation indexation expenses on tax liabilities	(107)	(266)	(94)
Discounts granted	(14)	(129)	(76)
Loans transaction costs - amortization	(189)	(261)	(691)
Adjustment to present value - appropriation	(616)	(581)	(179)
Interest expense on leases	(281)	(203)	(174)
Other	(602)	(501)	(766)
	(5,589)	(5,066)	(4,903)

Derivatives and exchange rate variations, net
On financial assets	(751)	(522)	230
On financial liabilities	1,351	(50)	(4,233)
Gain on derivatives	83	636	246
Losses on derivatives	(172)	(597)	(1,004)
	511	(533)	(4,760)

Total	(3,400)	(4,225)	(8,082)

The effects from exchange variation on the Company’s transactions are mainly due to the variations in the following currencies:

	End of year rate			Average rate
								Variation
	2023	2022	Variation	2023	2022	2021	2023/2022	2022/2021
U.S. dollar - Brazilian real	4.8413	5.2177	-7.21%	4.9953	5.1655	5.3956	-3.29%	-4.26%
Euro - Brazilian real	5.3516	5.5694	-3.91%	5.4023	5.4420	6.3784	-0.73%	-14.68%
Mexican peso - Brazilian real	0.2856	0.2667	7.09%	0.2816	0.2569	0.2660	9.61%	-3.44%
U.S. dollar - Mexican peso	16.9596	19.5720	-13.35%	17.7913	20.1249	20.2900	-11.60%	-0.81%
U.S. dollar - Euro	0.9046	0.9416	-3.93%	0.9246	0.9510	0.8458	-2.77%	12.44%

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

32 Segment information

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

- Mexico: comprises the activities related to the PE production and sale in Mexico, through the subsidiary Braskem Idesa.

- Other segments: substantially comprises the activities of Cetrel.

(a) Presentation, measurement and reconciliation of segment results

Information by segment is generated in accounting records, which are reflected in the financial statements. The operating segments are stated based on the results of operations.

The eliminations and reclassifications line are mainly represented by purchases and sales between the Company’s reportable segments.

Corporate Unit comprises items not allocated directly to the reportable segments and are disclosed to reconcile the segments to the financial information.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(b) Results by segment

	2023
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating	Profit (loss)
	sales	products	Gross	and distribuition	equity	income	before net financial
	revenue	sold	profit	expenses	investments	(expenses), net	expenses and taxes
Reporting segments
Brazil	49,512	(48,159)	1,353	(1,781)		(1,443)	(1,871)
USA and Europe	17,507	(16,127)	1,380	(802)		309	887
Mexico	4,449	(4,366)	83	(615)		195	(337)
Total	71,468	(68,652)	2,816	(3,198)		(939)	(1,321)

Other	782	(501)	281	137	7	8	433
Corporate unit				(2,033)		458	(1,575)

Braskem consolidated before eliminations and reclassifications	72,250	(69,153)	3,097	(5,094)	7	(473)	(2,463)

Eliminations and reclassifications	(1,681)	1,605	(76)	240		(493)	(329)

Total	70,569	(67,548)	3,021	(4,854)	7	(966)	(2,792)

	2022
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating	Profit (loss)
	sales	products	Gross	and distribuition	equity	income	before net financial
	revenue	sold	profit	expenses	investments	(expenses), net	expenses and taxes
Reporting segments
Brazil	69,080	(63,196)	5,884	(1,853)		(1,889)	2,142
USA and Europe	23,421	(19,986)	3,435	(838)		57	2,653
Mexico	5,834	(5,070)	764	(452)		(33)	280
Total	98,335	(88,252)	10,083	(3,143)		(1,865)	5,075

Other	403	(262)	140	83	35	5	263
Corporate unit				(2,197)		19	(2,177)

Braskem consolidated before eliminations and reclassifications	98,738	(88,514)	10,223	(5,257)	35	(1,841)	3,161

Eliminations and reclassifications	(2,219)	3,353	1,135	(27)		4	1,111

Total	96,519	(85,161)	11,358	(5,284)	35	(1,837)	4,272

	2021
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating	Profit (loss)
	sales	products	Gross	and distribuition	equity	income	before net financial
	revenue	sold	profit	expenses	investments	(expenses), net	expenses and taxes
Reporting segments
Brazil	69,495	(49,310)	20,185	(1,608)		(2,211)	16,367
USA and Europe	32,404	(23,343)	9,060	(901)		(26)	8,134
Mexico	6,506	(3,414)	3,093	(472)		(15)	2,606
Total	108,405	(76,066)	32,338	(2,981)		(2,251)	27,106

Other	364	(233)	131	77	5	(29)	183
Corporate unit				(1,963)		1,162	(802)

Braskem consolidated before eliminations and reclassifications	108,769	(76,299)	32,469	(4,867)	5	(1,119)	26,488

Eliminations and reclassifications	(3,143)	2,731	(412)	(16)		(16)	(444)

Total	105,625	(73,568)	32,057	(4,883)	5	(1,135)	26,044

Braskem S.A. Notes to the consolidated financial statements at December 31, 2023 All amounts in millions of Reais, except as otherwise stated

(c) Assets by segment

					2023
	Investments	Property, plant and equipment	Intangible assets	Right of use of assets	Other receivables (i)
Reporting segments
Brazil	108	17,279	2,658	2,175	1,651
USA and Europe	57	6,359	131	1,234	141
Mexico		14,357	304	409	297
Unallocated amounts		410	15	2	60
Total	165	38,405	3,108	3,820	2,149

	2022
	Investments	Property, plant and equipment	Intangible assets	Right of use of assets	Other receivables (i)
Reporting segments
Brazil	86	16,868	2,561	2,225	1,755
USA and Europe	63	7,114	159	1,324	118
Mexico		13,443	292	403	290
Unallocated amounts		338	10	1	111
Total	149	37,763	3,022	3,953	2,274
(i)	Refers to the non-current items of recoverable taxes, income taxes, judicial deposits and other assets.

33 Contractual obligations

The Company has long-term commitments for the purchase of energy and circular feedstock. As of December 31, 2023, these commitments amounted to R$ 8,616 (2022: R$ 8,287) and are expected to be settled by 2044.

34 Subsequent events

a)	As disclosed in Note 24.1 (viii), on February 7, 2024, the Agreement between Braskem, the Federation of Fishermen of the State of Alagoas, the National Confederation of Fishermen and Aquaculturists, and the Federal Public Defender’s Office was approved for the payment of indemnification to fishermen and shellfish collectors temporary affected by restricted traffic of vessels in Mundaú Lagoon, in the perimeter determined by the Port Authority of Alagoas, for safety reasons. The agreement envisages the payment by Braskem the equivalent of three minimum wages to up to 1,870 professionals who are registered in the Ministry of Fishing and Agriculture and can provide evidence of their work in the region. The amount has been included in the provision for the year ended December 31, 2023. The approval led to dismissal of said ACP with substantive examination.
b)	In March 2024, as disclosed in Note 24.1 (iv), Alagoas State Public Defender’s Office filed a Public-interest civil action against the Company, seeking, among other claims, to challenge clause 69 of the Agreement for Socio-environmental Reparation (payment of R$ 150 for collective moral damages) alleging that there were facts after the date of the agreement that would give rise to additional damages. DPE attributes to the lawsuit the amount of R$150, and based on such allegation, it requests, as a preliminary measure: (i) the suspension of clause 58, second paragraph, of the Agreement for Socio-environmental Reparation, in order to rule out the possibility of reversion of the area to the benefit of Braskem; and (ii) the imposition of inalienability to the PCF area until the final and unappealable decision on the merits of the claim, considering the need for the assets acquired by the Financial Compensation Program not to be subject to any disposal, nor subject to seizure.
c)	On February 7, 2024, the Attorney General of the State of São Paulo (“PGE”) published the Resolution 6/24 regulating the “Paulista Agreement”, program created with the enacted of Law 17,843 which allows the regularization of ICMS debts with discounts on interest, fines and attorney fees. On March 17, 2024, PGE accepted the Company's request to include two legal proceedings in this program, reducing the amount to be paid from R$ 346 to R$ 66 and authorizing its payment in 120 monthly installments, from April 2024 to March 2034. On December 31, 2023, the related provisions with respect to these claims was R$ 346.
d)	In March 2024, the Company met the criteria to classify its investment in the subsidiary Cetrel as a non-current asset held for sale. Cetrel provides environmental solutions in water, effluents and reuse, incineration of hazardous industrial waste, management and remediation of contaminated areas, environmental monitoring, and environmental data management. Management is evaluating to sell part of its shares in Cetrel, aiming to enhance its potential growth as long the operational safety conditions of the Petrochemical Complex in Camaçari - Bahia are maintained. The carrying amount of Cetrel in December 2023 is R$383.

