Form 20-F
period 2024-12-31
BRASKEM SA
filed 2025-03-31
CIK 1071438

As filed with the Securities and Exchange Commission on March 28, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Felipe Montoro Jens

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2024 was:

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

The selling rate was R$6.1923 to US$1.00 as of December 31, 2024, R$4.8413 to US$1.00 as of December 31, 2023, and R$5.2177 to US$1.00 as of December 31, 2022, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and these selling rates may not be indicative of future selling rates.

Solely for the convenience of the reader we have translated, to the extent applicable, real amounts in this annual report into U.S. dollars at the selling rate as reported by the Central Bank as of December 31, 2024, of R$6.1923 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

All references herein to (1) “we,” “us,” “the Company” or “our Company” are references to Braskem S.A., its consolidated subsidiaries and jointly controlled entities, and (2) “Braskem” are references solely to Braskem S.A. All references herein to “Braskem Europe” are to Braskem Europe GmbH and its consolidated subsidiaries, including Braskem America, Inc., or Braskem America.

Financial Statements

Braskem Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2024, and 2023 and for the three years ended December 31, 2024, have been audited, as stated in the report appearing therein, and are included in this annual report. These financial statements and related notes included elsewhere in this annual report are collectively referred to as our audited consolidated financial statements herein and throughout this annual report.

We have prepared our consolidated financial statements in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

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

i

We have no reason to believe that any of this information is inaccurate in any material respect. However, we have not independently verified the production capacity, market share, market size or similar data provided by third parties or derived from industry or general publications.

Certain Industry Terms

Glossary of Selected Terms in the Petrochemical Industry and in the Context of Our Business

Term	Meaning	Main uses	In the context of our business
Aliphatics	Aliphatics are open-chain hydrocarbons that contain no stable rings connecting their atoms, in contrast to aromatics.	Used as fuels, solvents and as basic chemicals in the petrochemical industry.	We produce aliphatics, such as ethylene and propylene, in our Brazil Segment.
Aromatics	Aromatics are cyclic hydrocarbons with stable bonds connecting their carbon atoms.	Used as fuel additives, solvents, and basic chemicals in the petrochemical industry.	We produce aromatics, such as benzene, toluene and xylenes, as co-products in our Brazil Segment.
Benzene	An aromatic hydrocarbon. It is a natural constituent of crude oil.	Used primarily for the manufacture of chemicals with more complex structure, such as ethylbenzene and cumene.	We produce benzene as a by-product in our Brazil Segment.
BTX products	A mixture of benzene, toluene and the three xylene isomers (ortho, meta and para), all of which are aromatic hydrocarbons.	Used as fuel additives, solvents, and basic chemicals in the petrochemical industry.	We produce benzene, toluene and xylenes as BTX by-products in our Brazil Segment.
Butadiene	An organic compound and a colorless gas.	Used industrially as a monomer in the production of synthetic rubber.	We produce butadiene as a by-product in our Brazil Segment.

ii

Butene	A colorless gas present in crude oil.	Used as a monomer in the production of polymers, as well as a petrochemical intermediate.	We use butene for the production of high-density polyethylene (“HDPE”) and linear low-density polyethylene (“LLDPE”) in our Brazil Segment. Butene is supplied by our chemicals operations that are part of our Brazil Segment.
Caustic soda	Caustic soda, or sodium hydroxide, is an inorganic compound. A colorless crystalline solid, caustic soda is toxic, corrosive and highly soluble in water.	Used in the manufacture of pulp and paper, textiles, drinking water, soaps and detergents, and as a drain cleaner.	We produce caustic soda in our Brazil Segment. Caustic soda is a by-product of chlorine production required to produce Polyvinyl chloride (“PVC”).
Chlor-alkali	Electrolysis process used in the manufacture of chlorine, hydrogen and sodium hydroxide (caustic soda).	Main industrial process for the production of caustic soda.	We operate chlor-alkali plants in Brazil.
Chlorine	Chlorine is a chemical element (Cl), a toxic, greenish yellow gas at room temperature. It has a pungent suffocating odor.	Used in the production of paper products, antiseptics, plastics, dyes, textiles, medicines, insecticides, solvents and to treat swimming pools.	We use salt to produce chlorine in our Brazil Segment.
Condensate	Condensate, or natural gas condensate, is a low-density mixture of hydrocarbon liquids that are present as gaseous components in the raw natural gas.	Condensate is used as an input for petrochemical plants, burned for heat and cooking, and blended into vehicle fuel.	We use condensate as a raw material in our Brazil Segment.

iii

Cumene	An organic compound based on an aromatic hydrocarbon with an aliphatic substitution, cumene is a colorless liquid constituent of crude oil and refined fuels.	Used for the production of phenol and acetone.	We produce cumene as a by-product in our Brazil Segment.
Dicyclopentadiene	Dicyclopentadiene, or DCPD, is a yellow liquid with an acrid odor.	Used in polyester resins, inks, adhesives and paint.	We produce DCPD in our Brazil Segment.
Ethane	A type of natural gas liquid (NGL), ethane is a colorless, odorless gas in standard temperature and pressure, extracted from natural gas in liquid form.	Used as a feedstock for ethylene production.	Ethane is one of the main raw materials that we use to produce ethylene in our Brazil Segment.
Ethanol	A simple alcohol, produced by the fermentation of sugars by yeasts or via petrochemical processes.	Used as a fuel for vehicles, as a disinfectant and as a chemical intermediate.	We use ethanol as a raw material to produce PE I’m green™ bio-based in our Brazil Segment, which are located in Triunfo, Brazil.
Ethyl tertiary-butyl ether (ETBE)	ETBE is a colorless liquid manufactured by the acid etherification of isobutylene with ethanol.	Used commonly as an additive in the production of gasoline.	We produce ETBE in our Brazil Segment.
Ethylene	A hydrocarbon, colorless gas and the most widely used organic compound in the chemical industry. Produced mainly via steam cracking of raw materials such as naphtha and NGLs.	Used mainly for the production of polyolefins, primarily polyethylene, the most used thermoplastic resin in the world.	We produce ethylene in our Brazil Segment, as a main product of the steam cracking of raw materials.

iv

EVA	Ethylene-vinyl acetate, or EVA, is a co-polymer of ethylene and vinyl acetate.	Used to produce rubber-like materials, with applications in adhesives, packaging, molding, and membranes for electronic devices.	We produce EVA in our Brazil Segment.
Gasoline	A flammable liquid obtained by refining crude oil.	Used primarily as a fuel in combustion engines.	We produce gasoline as a by-product in our Brazil Segment.
GHG emissions	Emissions of the six gases listed in the Kyoto Protocol: carbon dioxide (CO2); Methane (CH4); Nitrous Oxide (N2O); Hydrofluorocarbons (HFCs); Perfluorocarbons (PFCs); and Sulfur hexafluoride (SF6).	Used as a metric for our management and in accordance with applicable laws to measure GHG emissions.	We use the metric to assess our performance and define a strategy for reducing GHG emissions.
Green ethylene	A hydrocarbon derived from renewable feedstock	Used mainly for the production of polyolefins, primarily polyethylene.	We produce green ethylene from ethanol made by sugarcane in our Brazil Segment in order to produce PE I’m green™ bio-based, EVA I’m green™ bio-based and I’m green™ bio-based PE wax. We are also leading a project in Thailand which will add 200 kt of capacity of green ethylene.
HDPE	High-density polyethylene, or HDPE, is a thermoplastic resin produced by the polymerization of ethylene.	Used in a variety of industries, to produce plastic bottles, toys, chemical containers, pipe systems, and other plastic products.	We produce HDPE in our polyolefins operations that are part of our Brazil Segment.
Hexene	An aliphatic, hexane is a clear, colorless liquid with a petroleum-like odor.	Used as a solvent, paint thinner, and chemical reaction medium. Also used as a co-monomer for the production of HDPE.	We use hexene in our Mexico Segment as a raw material to produce HDPE.

v

Hydrocarbon resins	Also called petroleum resins, they are produced from the polymerization of aromatic hydrocarbons.	Generally used together with other kinds of resins, in the paint, ink, adhesive and rubber industry.	We produce hydrocarbon resins in our Brazil Segment.
Hydrogen	A chemical element, hydrogen is a colorless, odorless gas.	Used to make ammonia in the production of fertilizers and as an intermediate chemical in the production of plastics and pharmaceuticals.	We produce hydrogen in our Brazil Segment.
Hydrogenated solvents	Odorless, colorless solvents treated with hydrogen.	Used in the manufacture of paints.	We produce hydrogenated solvents in our Brazil Segment.
Isoprene	A common organic compound that is a component of natural rubber. Also a by-product of oil refining.	Used to produce synthetic rubber.	We produce isoprene in our Brazil Segment.
LDPE	Low-density polyethylene, or LDPE, is a thermoplastic resin made from the polymerization of ethylene.	Used for manufacturing containers, dispensing bottles, wash bottles, tubing, plastic bags and molded laboratory equipment.	We produce LDPE in our Brazil Segment.
Liquefied petroleum gas (LPG)	Liquefied petroleum gas, or LPG, is a mixture of propane and butane, which are two natural gas liquids.	Used in fuel heating appliances, cooking equipment, vehicle fuel, aerosol propellant, and as a refrigerant.	We produce LPG in our Brazil Segment.
LLDPE	Linear low-density polyethylene, or LLDPE, is a linear polymer made by the copolymerization of ethylene with longer-chain olefins.	Used in plastic bags and sheets, plastic wrap, stretch wrap, pouches, toys, covers, lids, pipes, buckets and containers, covering of cables and flexible tubing, among others.	We produce LLDPE in our Brazil Segment.

vi

Methanol	Methanol is the simplest alcohol, a liquid produced industrially by hydrogenation of carbon monoxide.	Used as a precursor to other commodity chemicals, including formaldehyde, acetic acid and MTBE.	We use methanol as a raw material to produce MTBE in our Brazil Segment.
Methyl tertiary-butyl ether (MTBE)	An intermediate hydrocarbon liquid stream derived mainly from the refining of crude oil	Used almost exclusively as a fuel additive in gasoline to raise the oxygen content.	We produce MTBE in our Brazil Segment.
Naphtha	An intermediate hydrocarbon liquid stream derived mainly from the refining of crude oil.	Used as a solvent, fuel additive and as a raw material in the petrochemical industry.	We use naphtha as a raw material for the production of petrochemical products in our Brazil Segment.
Natural gas	A naturally occurring hydrocarbon gas mixture, consisting primarily of methane.	Used as a source of energy for heating, cooking and electricity generation, as a fuel for vehicles and as a chemical feedstock.	We use natural gas for electricity generation in our production processes.
Natural gas liquids (NGL)	A mixture of hydrocarbon components of natural gas, primarily ethane, propane and butane, which are separated from the raw natural gas in the form of liquids.	Used as raw materials in the petrochemical industry, as fuel and in applications for heating and cooking.	We use NGLs such as ethane and propane as raw materials at our plants in Rio de Janeiro and Mexico.
N-hexane	A hydrocarbon, obtained by refining crude oil.	Used mixed with other solvents, to extract vegetable oils from crops, and as a cleaning agent in the printing, textile, furniture, and shoemaking industries.	We use n-hexane in our Brazil Segment as a raw material in the production of HDPE and LLDPE.
Nonene	A hydrocarbon, nonene is a colorless liquid with an odor reminiscent of gasoline.	Used as a plasticizer to make rigid plastics flexible, and to produce chemical intermediates.	We produce nonene in our Brazil Segment.

vii

Olefins	Unsaturated hydrocarbons that contain at least one carbon–carbon double bond, such as ethylene, propylene and butene. Obtained from steam cracking of raw materials.	Used as chemical intermediates for the production of other chemicals and resins.	We produce olefins in our Brazil Segment.
Para-xylene	An aromatic hydrocarbon, para-xylene is produced mainly in refineries and during the steam cracking of naphtha.	Used as a chemical feedstock in the production of polymers, especially PET.	We produce para-xylene as a by-product in our Brazil Segment.
PDH	Propane dehydrogenation, or PDH, is an on-purpose technology used for conversion of propane into propylene.	Industrial process for the production of propylene.	We use propylene from PDH units as a raw material in our plants in the United States.
PE I’m green™ bio-based	Thermoplastic resin made from a renewable source (sugar cane) that is 100% segregated	Used in segments such as toys, agro, packaging, artificial turf, and healthcare among others.	PE I’m green™ bio-based is produced in our Brazil Segment, at our plant located in Triunfo, Rio Grande do Sul, Brazil
Piperylene	A volatile, flammable hydrocarbon in liquid form, obtained as a by-product of ethylene production.	Used as a monomer in the manufacture of plastics, adhesives and resins.	We produce piperylene in our Brazil Segment.
Polyethylene (PE)	PE is the most common type of thermoplastic resin. It is lightweight and durable, and is obtained from the polymerization of ethylene.	PE has a large number of applications, such as: packaging, consumer goods, fibers, textiles, pipes, automotive, wiring, cables, construction, among others.	We produce PE in our Brazil Segment.

viii

Polyisobutylene (PIB)	PIB is a gas-permeable synthetic rubber produced by the polymerization of isobutylene with isoprene.	Used as a fuel and lubricant additive, in explosives, as the base for chewing gum, and to improve the environmental stress-cracking resistance of polyethylene.	We produce PIB in our Brazil Segment.
Polyolefins	Macromolecules formed by the polymerization of olefin monomer units. The most common are polypropylene (PP) and polyethylene (PE).	Used in a broad range of consumer and industrial applications.	We produce polyolefins in our Brazil Segment.
Polypropylene (PP)	PP is a thermoplastic resin and the second most widely produced commodity plastic, after PE. Obtained by the polymerization of propylene, PP is generally harder and more heat resistant than PE.	Widely used in the automotive and furniture industry, in consumer goods, for packaging and labeling, and in other industrial applications.	We produce PP in our Brazil Segment.
Polyvinyl chloride (PVC)	PVC is the world’s third-most widely produced synthetic plastic polymer, after PE and PP, obtained by the polymerization of vinyl chloride monomer (VCM), a monomer generally made of ethylene and chlorine.	Used mainly in infrastructure and construction for pipes and profile applications, such as doors and windows, and also in plumbing, electrical cables, flooring, and as a replacement for rubber.	We produce PVC in our Brazil Segment.

ix

Propane	A type of natural gas liquid (NGL), propane is a gas in standard temperature and pressure, and is extracted from natural gas in liquid form.	Commonly used together with butane in heating and cooking applications, and also as a raw material in the petrochemical industry.	We use propane together with ethane as a raw materials to produce petrochemical products in our Brazil Segment.
Propylene	A hydrocarbon, propylene is a colorless gas, and the second most widely used olefin in the chemical industry, after ethylene. It can be obtained as a co-product of steam cracking or refining, and from on-purpose production.	Used mainly to produce polypropylene resins and a wide variety of other chemicals, such as propylene oxide and acrylonitrile.	We produce propylene in our Brazil Segment as a by-product of steam cracking. Propylene is also the main raw material that we use to produce polypropylene in our Brazil Segment, and United States and Europe Segment.
Refinery off gas	Gas that is produced as a by-product of the refining of crude oil. It is a mixture of methane, ethane, hydrogen and other gases.	Used as a feedstock in the petrochemical industry.	We use refinery off gas as a raw material in our Brazil Segment to produce ethylene.
Salt	Salt is a mineral composed primarily of sodium chloride.	Used in a wide variety of industries, mainly in the chlor-alkali process to produce caustic soda and chlorine, and as a food additive.	We use salt to produce chlorine and caustic soda in our Brazil Segment.
Sodium hypochlorite	Sodium hypochlorite is a chlorine compound.	Used as a disinfectant or a bleaching agent and to produce other chemicals.	We produce sodium hypochlorite in our Brazil Segment.
Tetramer	Tetramer, or propylene tetramer, is an olefin.	Used as a plasticizer, surfactant, lubricating oil additive and polymerization agent.	We produce propylene tetramer in our Brazil Segment.
Thermoplastic resins	Raw, unshaped polymers, such as PE, PP and PVC.	Used in the plastic industry and other industries.	We produce thermoplastic resins in our Brazil Segment.

x

Toluene	An aromatic hydrocarbon.	Used predominantly as an industrial feedstock and a solvent.	We produce toluene in our Brazil Segment.
UHMWPE	Ultra-high molecular weight polyethylene, or UHMWPE, is a special type of thermoplastic polyethylene.	Used in industrial applications that require durability, low friction, and chemical resistance, including wear strips, chain guides, and marine dock fender pads, among others.	We produce UHMWPE in our Unites States and Europe Segment.
Vinyls	Vinyls, or vinyl polymers, are a group of polymers derived from vinyl monomers. The most common type of vinyl is PVC.	Used in the plastic industry and other industries.	We produce vinyls in our Brazil Segment.

Certain Other Selected Terms Used in This Annual Report

As used in this annual report:

•	“first generation products” means basic petrochemical products such as ethylene and propylene produced from naphtha, natural gas, and ethane. These basic petrochemical products are used as feedstocks for the production of second generation products. We also sell certain first generation products to our customers;
•	“second generation products” means thermoplastics resins, such as polyethylene, polypropylene and polyvinyl chloride;

•	“third generation” means plastics converters;
•	“third generation products” means finished plastic products produced by molding thermoplastic resins into end-use applications;
•	“annual production capacity” means the annual nominal capacity for a particular facility, as of the last day of the fiscal year to which it relates, calculated based on operations during the 24 hours of the day for an entire year;
•	“production capacity” means the annual projected capacity for a particular facility, calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;
•	“kton” means a kiloton, which is equal to 1,000 tons, or 2,204,622.62 pounds; and
•	“ton” means a metric ton, which is equal to 1,000 kilograms or 2,204.62 pounds.

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

Our forward-looking statements may be influenced by numerous factors, including, without limitation, the following:

•	the cyclical and volatile nature of the global petrochemical industry and its adverse effects, which may have negative impacts on our business;
•	prices of naphtha, ethane, ethanol, propane, propylene and other raw materials as well as the terms and conditions of related supply agreements;
•	international prices of petrochemical and bio-based products;
•	our ability to implement our financing strategy and secure financing on satisfactory terms;
•	the adverse effects of the geological event in Alagoas, including unfavorable judicial or regulatory outcomes;
•	global macroeconomic conditions, including possible increased tariffs imposed by the United States on our supply chain, which may affect our product margins;
•	the adverse effect of war and other armed conflicts, such as the conflict involving Russia and Ukraine and tensions in the Middle East, on our operations and the global petrochemical industry;
•	a slowdown in the world economy and its potential adverse effect on demand for petrochemicals and thermoplastic products;
•	any adverse effect of China’s economy deceleration on global demand and on our operations;
•	the adverse effect of inflation globally on our business;
•	the adverse effect of a more contractionary monetary policy globally on our business;
•	demand for our petrochemical products, the availability and pricing of raw materials, global logistics and the stability of supply chains;
•	general economic, political and business conditions in key markets, including governmental and electoral changes, and fluctuation in demand, supply, and prices of petrochemicals and thermoplastic products;

xii

•	interest rate fluctuations, inflation and exchange rate movements, particularly of the Brazilian real against the U.S. dollar and other currencies;
•	our ability to execute our sustainable strategy and implement climate adaptation and mitigation initiatives;
•	competition in the global petrochemical and biopolymer industry;
•	our ability to successfully develop our innovation projects, particularly with respect to renewable and recycling initiatives;
•	actions taken by Novonor, our controlling shareholder, and Petrobras;
•	inherent risks related to any change of our corporate control;
•	our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;
•	changes in laws and regulations, including, among others, those related to tax, environmental policies, and import tariffs in key markets;
•	political conditions in the countries where we operate, particularly in Brazil and Mexico;
•	future changes in governmental policies, including new environmental regulations and related governmental actions;
•	unfavorable decisions in major tax, labor, environmental and other legal proceedings; and
•	other factors identified or discussed under “Item 3. Key Information—Risk Factors.”

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

Risks Relating to Our Business and the Petrochemical Industry

•	The cyclical and volatile nature of the petrochemical industry may reduce our net revenue and gross margin.
•	Adverse conditions in the petrochemical industry may adversely affect demand for our products.
•	Structural overcapacity in the petrochemical industry, particularly in Asia and the Middle East, could drive down global prices, negatively affecting our margins.
•	Global macroeconomic factors have had, and may continue to have, adverse effects on the margins that we realize on our products.
•	Higher costs for the acquisition of raw materials may increase the cost of the products we sell, and may reduce our gross margin and negatively affect our overall financial performance.
•	We may be affected by instability in the global economy and by financial turmoil, including as a result of military conflicts such as those between Russia and Ukraine, and the conflicts involving Hamas, Israel and Hezbollah, and other conflicts in the Middle East.
•	We face competition from suppliers of polyethylene, polypropylene, PVC, and other products.
•	We may face competition from producers of substitutes for our products as a result of evolving technology, consumer and industry trends and preferences, and regulatory changes.
•	We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane, propane, light refinery hydrocarbon, and propylene needs, and also on logistics services.
•	We depend on ethane supplied by Pemex in Mexico.
•	We may be materially adversely affected if there is an imbalance in global logistics, which may cause disruptions to our transport, storage, and distribution operations, negatively impacting the costs related thereto.
•	We rely on access to third-party licensed technology and related intellectual property, and if such rights cease to be available to us on commercially reasonable terms, or at all, or if any such third party ceases to provide us with technical support under license or technical services agreements, certain of our production plants, our operating results and financial condition could be adversely affected.
•	Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.
•	We may be subject to attempts to acquire our control, which may lead to significant changes in management, the strategies that we are currently pursuing, or in our current corporate governance practices.
•	We may face conflicts of interest in transactions with related parties.
•	Under our growth strategy, we may pursue strategic acquisitions, investments, and investments in new businesses. The failure of an acquisition, investment, or investments in new businesses to produce the anticipated results, or the inability to integrate an acquired company, could adversely affect our business's financial condition and results of operations.
•	Adjustments in tariffs on imports that compete with our products could cause us to lower our prices.
•	Changes in U.S. and global trade policies and other factors beyond our control may adversely impact our business, financial condition, and results of operations.
•	Failure to comply with export control or economic sanctions laws and regulations could have a material adverse impact on our results of operations, financial condition, and reputation.
•	Our business and operations are inherently subject to environmental, health, and safety risks. As a result, our business is also subject to several stringent regulations, including environmental regulations.
•	Unfavorable outcomes in pending or future litigation may reduce our liquidity and negatively affect our financial performance and financial condition, including potential new claims related to the geological event in Alagoas.
•	We could be materially affected by violations of the FCPA, the Brazilian Anti-Corruption Law, and similar anti-corruption laws.

•	Climate change may negatively affect our business, financial condition, results of operations, and cash flow.
•	If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and could affect our ability to make principal and interest payments on our debt obligations.
•	Unauthorized disclosure or loss of intellectual property, sensitive confidential or personal information, or disruption to information technology systems by cyberattacks or other security breaches, as well as our failure to comply with data protection laws and information security requirements may subject us to significant penalties or liability and may adversely impact our operations, reputation, and financial results.
•	There can be no assurance that Novonor will remain our controlling shareholder. Novonor and Petrobras may enter into transactions or other arrangements that may result in us not having a controlling shareholder. If no single shareholder or group of shareholders holds more than 50% of our voting stock or exercises a controlling interest, there may be increased opportunities for alliances between shareholders and conflicts between them.
•	The intended corporate reorganization communicated by Novonor and Petrobras to us may not be approved or implemented, and the migration to the Novo Mercado listing segment of the B3 may not occur.
•	We have lost the right of preference set forth in the current shareholders’ agreement with respect to new business opportunities in the petrochemical sector, and as result, Petrobras, which is our largest supplier of raw materials in Brazil, will be able to invest in the petrochemical sector independently from us and without first giving us a preference to do so.
•	Changes in tax laws may result in increases in certain direct and indirect taxes, which could reduce our gross margin and negatively affect our overall financial performance.

Risks Relating to Brazil

•	Brazilian political, economic, and business conditions, as well as the Brazilian government’s economic and other policies, may negatively affect demand for our products as well as our net revenue and overall financial performance.
•	Fluctuations in the real/U.S. dollar exchange rate could increase inflation in Brazil, raise the cost of servicing our foreign currency-denominated debt, and negatively affect our overall financial performance.
•	Fluctuations or changes in, or the replacement of, interest rates could impact the cost of servicing our debt or reduce our financial revenue, affecting our financial performance.

Risks Relating to Mexico

•	A renegotiation of commercial treaties or changes in foreign policy among Mexico, Canada, and the United States may negatively affect our business, financial condition, results of operations, and prospects.
•	Political events in Mexico could affect the Mexican economic policy and our business, financial condition and results of operations.
•	We rely on limited or sole-source suppliers for our raw materials, inputs, and energy, including transportation thereof.
•	We source part of our ethane feedstock from Pemex in Mexico, which we expect to be our primary main source of ethane until the Ethane Import Terminal is operational.

Risks Relating to Our Equity and Debt Securities

•	All of the shares issued by Braskem and owned by NSP Inv. are secured for the benefit of certain secured creditors of the Novonor Group.
•	Holders of our class A preferred shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

•	If holders of the ADSs exchange them for class A preferred shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.
•	The relative volatility and liquidity of the Brazilian securities markets may adversely affect holders of our class A preferred shares and ADSs.
•	Brazilian insolvency laws may be less favorable to holders of our shares, ADSs, and outstanding debt securities than bankruptcy and insolvency laws in other jurisdictions.

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

The petrochemical industry, including the global markets in which we compete, is cyclical and sensitive to changes in global supply and demand. This cyclicality may reduce our net revenue, increase our costs, and decrease our gross margin, including as follows:

•	downturns in general business and global economic activity may cause demand for our products to decline;
•	when global demand falls, the industry may face competitive pressures to lower its prices, and so may we;
•	lead to increases in prices of the raw materials we use, including naphtha, ethane, ethanol and propylene; and
•	if we decide to expand our plants or construct new plants, we may do so based on an estimate of future demand that may never materialize or may materialize at levels lower than we predicted.

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

Sales of our petrochemical and chemical products are tied to global production levels and demand, which can be affected by macro-economic factors such as interest rates, international oil prices, energy prices, shifts to alternative products, consumer confidence, employment trends, regulatory and legislative oversight requirements, trade agreements, regulatory developments including related to climate change, as well as regional disruptions, armed conflicts, natural disasters, epidemics, pandemics, or other global events. Therefore, our net revenue, feedstock costs, and gross margin are linked to global conditions that we cannot control, and which may adversely affect our results of operations and financial position. For example, the persistence of the geopolitical conflicts, such as the war involving Russia and Ukraine, and the conflicts involving Hamas, Israel and Hezbollah, and other conflicts in the Middle East (including economic sanctions and other regulations imposed by the United States and other international countries as a result thereof) could negatively impact supply chains worldwide and demand for our products and the raw materials we use. Should the conflict in Ukraine or other international locations further escalate, it is difficult to anticipate the extent to which the consequences of such conflict, including without limitation effects on the price of oil and current or future sanctions, could increase our costs, disrupt our supplies, reduce our sales, or otherwise affect our operations.

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

We generally follow the international markets with respect to the prices for our products sold in Brazil. The domestic price is determined by the import parity, which is based on converters’ imports into Brazil and typically represents spot market price, including but not limited to exchange rate fluctuations and import tariffs that the Brazilian government uses to implement economic policies. Adjustments of tariffs could lead to increased competition from imports, causing us to lower our domestic prices and impact the demand for our products, which would likely result in lower net revenue and could negatively affect our overall financial performance. This effect combined would have a negative impact on our gross margins and overall financial performance. We have no control over the import tax rate policy in Brazil or Mercosur (the Southern Common Market, or Mercosur in Spanish), a common market that serves as a regional integration process and was initially established by Argentina, Brazil, Paraguay, and Uruguay, and subsequently joined by Venezuela and Bolivia. Petrochemical import taxes that are currently in place have changed in the past and may change in the future, including as a result of decisions of the Brazil government or Mercosur. We generally set the prices for our products exported from Brazil based on international market prices. We set the prices for products sold in the United States and Europe based on market pricing in such regions. The price for polyethylene in Mexico is based on prices in the U.S. Gulf Coast region.

As a result of the commissioned fractioned gas-based ethylene and new polyethylene capacities and of the expected new capacities for the production of resins and petrochemicals, coupled with the competitive pricing of feedstock for petrochemicals production such as ethane, we anticipate that we may experience increased competition from producers of thermoplastic resins, especially from North American, Middle Eastern, and Chinese producers, in the markets in which we sell our products. In addition, the Chinese government has exercised, and continues to exercise, significant influence over the Chinese economy, including governmental actions to incentivize and achieve self-sufficiency production in some specific chains, such as PE and PP. Those new capacities could lead to a rebalancing of global export flows and an increase in global competition from our competitors, some of which are larger and have greater competitive advantages than us.

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

In 2019, the European Union approved regulations banning as of 2021 single-use plastic items such as plates, cutlery, straws, and cotton bud sticks and adopting a strategy for the disposal of plastic products in a circular economy that aims to increase recycling significantly and targets the plastic products most often found on beaches and in seas. The European Union is now currently revising such rules to increase recycling and recycled content targets, as well as to establish new regulations on the design and labeling of plastic products. In addition, state and local governments in other countries, for example in China and in Brazil, have also proposed or implemented bans on single-use plastic products. Regarding regulatory issues related to plastic for single use in Brazil, proposed regulations are being discussed at the federal, state, and municipal levels.

Additionally, legislative proposals on carbon border adjustment mechanisms aiming at preventing carbon leakage have been under discussion in several countries. So far, none of the proposals have yet affected chemicals and plastic resins, but this might change in the future. Recently, the United Nations Environment Programme (“UNEP”) has started conversations to negotiate an international legally binding instrument aiming at eliminating plastics pollution. These rounds of negotiations were expected to end by 2024, but are still ongoing, and a new session of negotiations is scheduled for August 2025. Some of the proposals include reducing and even prohibiting the production of certain plastic products considered “problematic” and “chemicals of concern.” Production caps are also under negotiation. The expansion of regulation or the prohibition of the use and sale of plastic products could increase the costs incurred by our customers or otherwise limit the application of these products and could lead to a decrease in demand for resins and other products we make. Such a decrease in demand could adversely affect our business, results of operations, and financial condition. A part of our strategy is to grow our bio-based and recycling business. We are supporting several initiatives to foster a low-carbon circular economy (reusing and repurposing resources within the economy), including, but not limited to (i) partnerships to develop new products and applications to improve efficiency and promote recycling and reuse (circular design); (ii) development of a portfolio of innovative products with recycled and bio-based contents; and (iii) development of recycling technology, supporting the advancement of studies and tests, for both chemical and mechanical recycling. We cannot predict the outcome of such initiatives since there still are many objectives to be accomplished to reduce plastic waste and marine litter, which may lead to a decrease in interest in our products by our customers and consumers, impacting our results of operations and financial condition. Moreover, we may not be able to successfully implement our strategy to grow our bio-based and recycling business, which could adversely affect our financial condition and results of operations.

Also, new competitors may develop new technologies to offer less carbon-intensive products, which could result in a loss of our competitiveness and a reduction of our revenues.

In addition, regulations may be amended or enacted in the future that could make it more difficult to appeal to our customers, end consumers, or market the products that we produce. For example, failure to comply with applicable policies could lead to lower demand for our products, banning of plastic products without allowing the search for alternatives employing efficient solutions, including resins produced by us, could have a material adverse effect on our business, results of operations and financial condition. Also, even if we are able to continue promoting our products, there can be no assurance that our competitors, including producers of substitutes, will not be successful in persuading consumers of our products to switch to their products. Some of our competitors may have greater access to financial or other resources than we do, which may better position them to react and adapt to evolving trends, preferences, and regulatory changes. Any loss of interest in our products or consumer products produced with our products may have a material adverse effect on our business, results of operations, and financial condition.

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

Naphtha, propylene, ethane, condensate, light refinery hydrocarbon, and propane are the main raw materials used in our operations. For the year ended December 31, 2024, these raw materials accounted for an aggregate of 63% of our consolidated cost of products sold. Comparatively, they represented 61% in 2023.

Naphtha, a crude oil derivative, is the principal raw material in the Brazil Segment that we use to produce our basic petrochemical products in our petrochemical complexes located in Bahia, São Paulo and Rio Grande do Sul, and represents the principal production and operating cost of such complexes.

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

Ethane is the principal raw material that we use to produce ethylene in the Braskem Idesa’s industrial site (“Mexico Complex”) and represents its principal production and operating costs.

In Brazil, we purchase naphtha at prices based on the Amsterdam-Rotterdam-Antwerp naphtha price, or the ARA price, and ethane and propane based on United States market references. We purchase ethane used by our Mexico Segment at prices based on Mont Belvieu ethane reference price. We purchase the propylene used in Brazil and United States plants at prices based on the U.S. Gulf (“USG”) reference price. We purchase the propylene used in our European plants as reported by international references based on the monthly contract price for propylene for Europe. We purchase light refinery hydrocarbon used in the São Paulo petrochemical complex at a price related to imported natural gas price.

The ARA price of naphtha fluctuates primarily based on Brent crude oil but also follows the markets of fuels and petrochemicals.

The price of naphtha, condensate, ethane, propane, and propylene in the international market has been, and may continue to be, volatile. In addition, fluctuations in the U.S. dollar in the future may effectively increase our naphtha, ethane, propane, and propylene costs in reais. Any increase in naphtha, ethane, propane, or propylene costs would reduce our gross margin and negatively affect our overall financial performance to the extent we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

We do not hedge against price changes in our raw materials and, as a result, we are exposed to such fluctuations.

Currently, we do not hedge our exposure to feedstock price changes beyond transit periods when buying cargoes from foreign sources. We believe there is a natural hedge in the petrochemical industry dynamic, mainly due to the historical correlation observed between naphtha, the principal feedstock of a marginal producer in the global market and with higher production costs, and its final products (PE, PP, PVC, and others). Historically, naphtha price fluctuations show a high correlation with changes in first- and second-generation petrochemical products. Therefore, any hedge solely with respect to naphtha’s price would break this natural protection, most likely making our results more volatile. Compared to naphtha and propylene, ethane and propane prices show a lower correlation to the prices of our products in the international market. As a result, final consumer prices may not reflect feedstock cost fluctuations.

We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane, propane, light refinery hydrocarbon and propylene needs, and also on logistics services.

Petrobras is a relevant Brazilian supplier of naphtha for us and has historically supplied up to 70% of the naphtha consumed by our Brazil Segment. Currently, Petrobras is also our primary supplier of ethane, propane, propylene, and light refinery hydrocarbon and has historically supplied the ethane, propane, and light refinery hydrocarbon that we consume in our Brazil Segment operations.

We are a party to several propylene contracts with Petrobras refineries, which have historically supplied approximately 40% of our propylene needs to produce polypropylene in Brazil at prices based on international references. As a result of the limited infrastructure in Brazil to allow the importation of propylene in large quantities and substantial costs associated with the storage and transportation of the product, we depend on propylene supplied by Petrobras to operate our PP plants at optimal operational levels.

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

In June 2020, we entered into new agreements with Petrobras for the supply of petrochemical naphtha to our petrochemical complexes in Bahia and Rio Grande do Sul. The agreements, with a term of five years following the expiration of the prior agreement with Petrobras, establish the supply of a minimum annual volume of 650 kton and, at the option of Petrobras, an additional volume of up to 2.85 million tons per year, at the price formula linked to the international reference ARA. In addition, to guarantee access to the naphtha logistics system in Rio Grande do Sul, we also renewed the storage agreement with Petrobras until December 2025 at REFAP located in the city of Canoas and until June 2024 for the storage at TEDUT located in the city of Osório. The agreement for the storage at TEDUT was renewed in June 2024 with a term expiring in June 2028.

In Brazil we have feedstock supply agreements with Petrobras until 2025 for the supply of petrochemical naphtha to our industrial unit in São Paulo and ethane and propane to our industrial unit in Rio de Janeiro. The agreements, establish the supply of up to 2.0 million tons per year of petrochemical naphtha to our industrial unit in São Paulo and up to 580,000 tons of ethylene equivalent (volume of ethylene per ton of ethane and propane) per year to our industrial unit in Rio de Janeiro, with prices based on international reference.

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

Therefore, our production volumes and net revenue would likely decrease, while our costs would likely increase, and adversely affect our overall financial performance in the event of the occurrence of one or more of the following:

•	significant damage to Petrobras’ supply infrastructure through which Petrobras and Braskem import naphtha, or to any of the pipelines connecting our plants to Petrobras’ plants, whether as a result of an accident, natural disaster, fire, or otherwise;
•	termination by Petrobras of the naphtha, ethane, propane, propylene, and light refinery hydrocarbon supply contracts with us, which provide that Petrobras may terminate the contracts for certain reasons;
•	considering that Petrobras (and/or its subsidiaries) controls a substantial portion of the logistics infrastructure of our raw material across Brazil and our existing agreements for using its assets and their operation over certain Braskem’s assets, we could also assume that we would face difficulties to import and ensure access of raw material to our crackers in a scenario that these agreements are terminated by Petrobras (and/or its subsidiaries) and therefore with a substantial impact on the infrastructure that we currently access; or
•	failure to renew or extend our existing agreements for the supply of raw materials or pipeline infrastructure use, considering that Petrobras is conducting a divestment plan of its assets that also includes certain refineries that supply naphtha and propylene to us and some logistic infrastructure assets.

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

Our reliance on third-party suppliers poses significant risks to our results of operations, business, and prospects. We rely upon third parties to supply our plants with propylene and ethylene. We acquire propylene and ethylene for our polypropylene plants in the United States under long-term supply agreements and through the spot market. As of December 31, 2024, we had 23 propylene supply agreements and two ethylene supply agreements with several suppliers. The pricing formulas for propylene and ethylene under these supply agreements are generally based on market prices. We cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline, and other infrastructure access.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide approximately 90% of the propylene requirements of these plants. We have two main supply agreements in Germany. The first has an initial five-year term effective as of 2021 and the second has a current validity term of 2 years. The price quotation for propylene under these long-term supply agreements are related to the monthly contract price for propylene for Europe (as reported by ICIS-LOR), varying their discounts and/or formula rational according to each supplier.

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

We depend on ethane supplied by Pemex in Mexico.

We currently source a significant portion of our supply of ethane, which is the primary feedstock used in our polyethylene production process, from Pemex, under competitive commercial conditions at prices that reference the Mont Belvieu ethane reference price, a U.S. dollar-based international reference price. As a result, our production volumes, net revenue, and profit margins would likely decrease and materially adversely affect our overall financial performance in case one or more of the following events occur:

•	significant damage to Pemex’s gas processing centers or to any of the pipelines connecting our complex to Pemex ’s facilities, whether as a consequence of an accident, natural disaster, fire, or otherwise;
•	in 2024, published plans for Pemex consider the reactivation of its ethane derivatives plants in Coatzacoalcos, Veracruz, decreasing the volume of ethane delivered by Pemex to Braskem Idesa;
•	any further decrease in the amount of ethane currently being delivered by Pemex to our petrochemical complex;
•	any dispute with Pemex, related to the ethane supply agreement, including the non-recognition or non-payment of shortfall penalties and the decrease or failure to supply the contracted volume of ethane;
•	any material default by us or by Pemex to supply/receive ethane in the contractually agreed volumes or qualities under the ethane supply agreement;
•	any material breach or termination by Pemex or by us of the ethane supply agreement, or any material breach or termination by other Mexican state-owned companies of related supply (including those for the transportation of supplies) agreements. As of the date hereof, the term has been extended through February 2026 or until the ethane import terminal is constructed, commissioned and commercially operational; or
•	delays in the availability of ethane of acceptable quality, or our inability to obtain acceptable ethane in the quantities and quality that we need, or at all, or at reasonable prices.

Under the ethane supply agreement with Pemex, if Pemex fails to deliver the contracted minimum daily volume during a given quarter, it may offset this shortfall by delivering additional quantities of ethane during the two immediately subsequent quarters. If it does not do so, Pemex will be required to pay Braskem Idesa a penalty equivalent to the average price of the ethane that was not delivered in the period in question. On the other hand, if Braskem Idesa fails to purchase the contracted minimum daily volume, we may be able to offset this deficit by purchasing additional amounts of ethane during the two immediately subsequent quarters. If it does not do so, Braskem Idesa will be required to pay a penalty to Pemex equivalent to the average price of ethane that was not purchased during the period in question.

Furthermore, the ethane supply agreement could also be impacted by changes in laws and regulations, terminated or modified by Pemex as a result of political pressure or be subject to expropriation or other adverse measures by the Mexican government or government entities. Braskem Idesa may also renegotiate the terms of the ethane supply agreement, voluntarily or as a result of changes in laws and regulations, or otherwise.

The provisions for early termination by Pemex under the Ethane Supply Agreement include: (i) failure by Braskem Idesa to pay that continues for more than six months after notice; or (ii) an emergency stoppage in operations or force majeure event due to which Braskem Idesa’s insurers consider the complex to be a total loss, or after which Braskem Idesa cannot or does not resume operations for 48 months.

If Pemex (i) delivers less than an average of 75% of the agreed volume over a six-month period; (ii) reaches the annual limit in respect of shortfall penalties owed by Pemex to Braskem Idesa and such limit is not waived by Braskem Idesa; or (iii) materially breaches any of its obligations related to the supply of ethane thereunder; Braskem Idesa has the right to notify Pemex through a notice of breach. If such breach continues for more than six months after notice, or an extended period if the parties agree, Braskem Idesa has the right to terminate the ethane supply agreement and require Pemex to repay certain outstanding debt and compensate Braskem and Idesa according to an agreed valuation formula including the repayment of certain of our debt in the form of a put option right under the ethane supply agreement.

On September 27, 2021, Braskem Idesa entered into: (i) an amendment to the ethane supply agreement (the “amendment to the ethane supply agreement”) with Pemex with presence of Pemex Exploración y Producción to settle certain prior contractual outstanding issues; and (ii) an agreement with Pemex, Pemex Logística with presence of other Mexican government entities, establishing certain support measures to the project to build an ethane import terminal with the capacity to meet all of Braskem Idesa’s feedstock requirements (the “Ethane Import Terminal Agreement”).

The amendment to the ethane supply agreement changed the minimum volume commitment to 30,000 barrels per day until February 2025, and such term may be extended in the event of a delay of obtaining permits not attributable to Braskem Idesa or TQPM (Terminal Química Puerto Mexico, S.A.P.I.). As of the date hereof, the term has been extended until February 2026 or until the ethane import terminal is constructed, commissioned and commercially operational.

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

Any termination, cancelation or modification of the ethane supply agreement or reduction in the amount of shortfall penalties owed to us by Pemex for any other reason, could have an adverse effect on our results of operations and financial position.

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

We may be affected by instability in the global economy and by financial turmoil, including as a result of military conflicts such as those between Russia and Ukraine, and the conflicts involving Hamas, Israel and Hezbollah, and other conflicts in the Middle East.

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

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, the conflicts involving Russia and Ukraine, and the conflicts involving Hamas, Israel and Hezbollah, and other conflicts in the Middle East, and the rise of populism as a global trend. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating To Our Operations

Our polyolefins and vinyls units in Brazil depend on our chemicals operations to supply them with their ethylene and propylene requirements. In addition, our Brazilian plants depend on certain providers of utilities, including environmental services for the treatment of effluents, industrial waste and water supply for industrial use.

Our chemicals operations are the only supplier of ethylene to our vinyls operations, the only supplier of ethylene to the polyethylene plants and the principal supplier of propylene to the polypropylene plants of our polyolefins operations in Brazil. Additionally, as the cost of storing and transporting ethylene and its derivatives, including butadiene and other chemical products, is significant and there is no adequate infrastructure in Brazil that allows for the storage of large volumes, a relevant reduction in sales of these products may impact the operating rate of our petrochemical crackers, impacting product availability for the polyolefins and vinyls operations in Brazil.

Our polyolefins and vinyls operations in Brazil are highly dependent on the supply of these products by our chemicals operations. Consequently, our production volumes of, and net revenue from, polyolefins and vinyls operations would decrease, and our overall financial performance would be adversely affected in case of a major disruption of operations in one of our chemicals facilities.

Also, our production volumes of, and net revenue from, our chemicals operations products could decrease, and our overall financial performance would be negatively affected in the event of any significant damage to the plants of our vinyls and polyolefins operations through which ethylene and propylene is consumed.

Our Brazil Segment depends on Cetrel S.A. (“Cetrel”) and Água de Camaçari (“DAC”), in both of which Braskem has indirect relevant participation, and Distribuidora de Água Triunfo (“DAT”), Companhia Riograndense de Saneamento (“CORSAN”), Aquapolo Ambiental S.A (“Aquapolo”), Refinaria de Paulínia (“REPLAN”), Refinaria Duque de Caixas (“REDUC”) and Veolia Brasil for services such as: (i) treatment of effluents and industrial waste; (ii) supply of reuse water; (iii) supply of demineralized, clarified and potable water; (iv) management of water reservoirs; and (v) supply of steam. An interruption in the operations of certain providers of utilities may result in the shutdown of all of our plants in Brazil, in addition to increased environmental risks. If such a shutdown were to happen, our production volumes and net revenue from sales from our plants referred to above would decrease, and our financial performance and results of operations would be adversely affected.

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

Our operations are dependent upon uninterrupted transportation, storage, and distribution of our products and raw materials. Transportation, storage, or distribution of our products and raw materials could be partially or completely, temporarily, or permanently shut down as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events;
•	strikes or other labor difficulties;
•	disruption in the global supply chain, including container shortages;
•	war and other armed conflicts, such as the conflicts involving Russia and Ukraine, the conflicts involving Hamas, Israel and Hezbollah, and other conflicts in the Middle East; and

•	other disruptions in means of transportation.

For example, in May 2018, Brazil experienced a national truck drivers’ strike that severely impacted the logistics operations of many companies throughout Brazil, including the delivery of our raw materials, our products, and other goods. In response to such strike, we gradually reduced the utilization rate of our petrochemical complexes in Brazil. We cannot assure, however, that we will be able to act in the same way in potential new strikes that may arise in the future. Following the strike, Brazil introduced a national freight cost schedule that set forth minimum prices for freight services provided by truck drivers and freight companies countrywide, which may have a lasting impact on freight prices in Brazil and lead to sustained increased transportation costs in the future in connection with our operations.

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

We rely on access to third-party licensed technology and related intellectual property, and if such rights cease to be available to us on commercially reasonable terms, or at all, or if any such third party ceases to provide us with technical support under license or technical services agreements, certain of our production plants, our operating results and financial condition could be adversely affected.

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

Additionally, our inability to maintain existing access to third-party technology, licenses, and technical support on commercially reasonable terms, or at all, or to obtain additional technology, licenses or technical support necessary to manufacture current products or develop new ones, could require us to obtain substitute technology or licenses at a greater cost or of lower quality or performance standards, or require us to carry out unscheduled interruptions of our production plants. There can be no assurance that we will be able to replace any such third-party technology, intellectual property or technical support service for any adequate substitute technology, intellectual property, or technical support in a timely manner to avoid any unscheduled interruption of our production processes or plants, or in a cost-efficient manner. Any of these circumstances could harm our business, financial condition, and results of operations.

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

Delays or cost increases related to investment programs involving engineering, procurement and construction of plants could materially adversely affect our ability to achieve forecasted rates of return and results of operations and financial position. Delays due to required changes or upgrades to our plants could subject us to fines or penalties as well as affect our ability to contract with our customers and supply certain products we produce.

Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including, but not limited to:

•	denial of or delay in receiving requisite regulatory approvals or permits;
•	unplanned increases in the cost of construction materials or labor;
•	disruptions in transportation of gear or construction materials;
•	change in the market and regulatory conditions assumed as a basis for our project economics;
•	adverse weather conditions, natural disasters, epidemics, pandemics or other events (such as equipment malfunctions, explosions, fires or spills) affecting our plants, or those of vendors or suppliers, shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages; and
•	non-performance by, or disputes with, vendors, suppliers (including those responsible for transportation of supplies), contractors or subcontractors. Any one or more of these factors could have a significant impact on our ongoing projects.

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

We have adopted a growth strategy that is based on organic and inorganic growth, including investments and capital expenditures focused on existing and traditional business, bio-based and recycling businesses. Pursuant to such growth strategy, we may from time to time acquire or invest in complementary companies or businesses with a similar or equal focus. Such acquisitions or investments may include businesses that operate in modern, innovative, and ground-breaking fields, all of which may have an increased level of uncertainty and risk, as they often develop or adopt new technologies and initiatives that may not yet have been proven to work as expected and may not have been sufficiently settled or consolidated. Certain of these businesses may also involve greenfield or brownfield operations, which may take longer periods of time to mature, if they ever mature, and also pose increased uncertainties, challenges and risks.

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

As a company operating in the petrochemical industry, our operations, operated by us or third parties, including the companies and businesses that we have acquired, involve the generation, use, handling, storage, transportation (mainly by pipeline, road, train, fluvial and maritime), treatment, discharge and disposal of hazardous substances and waste into the environment. Notwithstanding our environmental, health and safety standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business or reputation. Our industry is generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, contamination of soil and water, spilling of polluting substances or other hazardous materials, smoke or odor emission, failure of operational structures and incidents involving mobile equipment, vehicles or machinery, associated or not with the manufacture of petrochemicals and the storage and transportation of feedstock and petrochemical products. These events may occur due to technical failures, human errors or natural events, among other factors, and could result in significant environmental and social impacts, damage to or destruction of production plants and communities, personal injury, illness or death of employees, contractors or community members close to our operations or close to our logistic routes, terminals and pipelines, environmental damage, delays in production, and, in certain circumstances, liability in civil, labor, criminal and administrative lawsuits, difficulties in obtaining or maintaining operating permits and environmental licenses, and impacts on our reputation, among other consequences.

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

Given our experience in the chemical and petrochemical industry and related products, the authorities requested our collaboration on the analysis, studies and environmental remediation, with monitoring by local authorities, which has been occurring since 2003. Following the agreement between the City of Madre de Deus, the Public Ministry of the State of Bahia and CCC in 2015, by means of an Amendment to this Term of Commitment, we supported through the implementation of a vacancy program, including about 200 properties, of an area near CCC’s property, declared as public utility by the City Hall in February of 2021, for the safe continuity of the remediation efforts.

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

Also, under environmental laws and regulations in the countries in which we operate, we are required to obtain operating licenses and permits for our manufacturing plants. For example, under Brazilian federal and state environmental laws and regulations, if any of our environmental licenses or permits lapse or are not renewed or if we fail to obtain any required environmental licenses or permits or does not to meet the conditions established in the licenses or environmental permits, we may be subject to fines ranging from R$500 to R$50 million, and the Brazilian government may reverse mentioned licenses or permits, partially or totally suspend our activities and impose other civil and criminal sanctions on us, including our managers.

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

To date, we have entered into the agreements described below to terminate three public-interest civil actions or civil public actions filed by the competent authorities:

•	ACP Labor settlement: in February 2020, we committed to disbursing R$40 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro, in Maceió, state of Alagoas. This agreement has been fulfilled in its entirety;
•	ACP of Residents settlement: through an Instrument of Agreement to Support the Relocation of People in Risk Areas, ratified by the court in January, 2020 and updated in December 2020, we committed to supporting the relocation and to compensating residents, business owners and owners of vacated properties located in the risk areas defined in the Civil Defense Map through the Financial Compensation and Support for Relocation Program (Programa de Compensação Financeira e Apoio à Realocação, or PCF), by offering proposals for financial compensation and entering into individual agreements ratified by the court (the risk area encompasses approximately 15,000 properties); and
•	ACP Socio-Environmental settlement: in December 2020, we committed to (i) adopting the necessary measures to stabilize the cavities and monitor the soil, implementing the measures of the mine closure planning presented to the Brazilian National Mining Agency (Agência Nacional de Mineração, or “ANM”) and subject to its approval; (ii) repairing, mitigating or compensating potential environmental impacts and damages resulting from the mining activities (salt extraction) in the city of Maceió, state of Alagoas, to be defined by an Environmental Diagnosis developed by an expert and independent company approved by the Prosecutor’s Office; (iii) allocating R$1.58 billion to implement measures

•	in the vacated area, actions related to urban mobility and to compensate potential socio-urbanistic impacts and damages, and for social collective moral damages.

Additionally, we have also entered into two other principal agreements with the competent authorities:

•	Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area: this agreement, which was ratified in October 2022, establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location.; and
•	Instrument of Global Agreement with the Municipality of Maceió: this agreement, which was ratified in July 2023, establishes, among other things: (i) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; and (ii) adhesion of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

We have been taking the necessary actions for closing and monitoring the salt cavities, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining fronts and are being reviewed and updated from time to time according to the evolving status of the geological event.

On December 10, 2023, after an atypical microseismic activity, cavity no. 18 collapsed. Considering the best technical information available as of the date hereof, there was an indication that direct impacts of this occurrence are limited to the cavity’s location, within the protective area, which has been vacated since April 2020. The event in cavity no. 18 led to preventive stoppage of activities in the protective and surrounding area, which were resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió. Based on the results from the analysis and studies available to date, the indication is that filling with sand will not be necessary for the cavity no. 18.

Moreover, in March 2024, following the advice of specialized consulting firms, it was decided that the most suitable method for closing the depressurized cavities, previously classified under the Monitoring Group, periodically monitored using sonar, was to fill them with solid material (sand). This decision was based on the findings of geomechanical studies.

In December 2024, based on the new recommendation of the expert consulting firm hired by the Company to conduct studies on the planning and closure of the salt cavities, the increase in the provision related to the filling with solid material of the 11 pressurized cavities, described in item (iii) below, currently belonging to the Buffering and Pressurization group, was recorded. The actions are planned to start from 2027, if necessary, with execution over several years or decades. These actions arose from the evolution of knowledge about the long-term stabilization of cavities, based on the set of monitoring data collected so far and the need to define the definitive closure of the Mine, as provided for in mining legislation.

The closure plan of 35 salt cavities currently considers the following:

(i)	18 cavities are expected for priority filling with solid material, including 6 cavities that were previously planned to be monitored and 5 that were previously planned to be closed by buffering and that, during 2024, based on the Mine Closure Plan definitions and the recommendation of expert consulting firms, closure by filling with solid material (sand) proved to be the most appropriate closure method. To date, 6 cavities have already been filled, 4 cavities are in the filling process, and the remaining 8 cavities are in the preparation and planning activities;
(ii)	6 cavities were naturally filled and, therefore, do not indicate the need for additional measures to date. Cavity 18, which collapsed on December 10, 2023, is currently waiting for the approval from the National Mining Agency, considering the conclusion of the technical studies which indicated its natural filling and, consequently, no need of additional measures; and

(iii)	11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, based on the new technical note issued by expert consultancy, we considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

Any need for additional actions is assessed on an ongoing basis by us and is based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by Civil Defense Map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on safety and monitoring of stability in the region. Any potential future actions may result in additional costs and expenses that may differ from current estimates and provisions.

Regarding environmental initiatives, in compliance with the Agreement for Socio-Environmental Reparation, we continue implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. A review of the environmental diagnosis is planned after the implementation of the ongoing actions. As one of the developments of the cavity no. 18 event, as agreed in the Socio-Environmental Reparation Agreement, a specialized company is preparing a specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity. The delivery of the diagnosis is expected for the first half of 2025.

Considering the actions for closing and monitoring the salt cavities, environmental actions and other technical matters, we have provisioned as of December 31, 2024 the amount of R$2.6 billion, net of the adjustment to present value.

There are currently several lawsuits related to the geological event in Alagoas. Below, we describe the current status of the main claims faced by the Company:

On February 2, 2021, we were notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos (“CBTU”), initially requesting only a preliminary injunction for maintaining the terms of the cooperation agreement previously signed by the parties. The request was denied in the lower and appellate courts, given the fulfillment of the obligations undertaken by us. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to replace the stretch that passed through the risk area. As of December 31, 2024, the amount of this lawsuit was R$1.5 billion. As a result of a joint petition filed by the parties, an agreement was presented by the parties and ratified by the court, and the parties agreed to continue negotiations for a possible conciliation between the parties. Following the end of the deadline stipulated in the procedural legal transaction, in March 2025, a conciliation hearing will be scheduled. If this hearing is unsuccessful, the period for filing a defense will begin. Our management, supported by the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as possible.

In March 2023, we were informed of the claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas that were rendered useless due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser. On October 10, 2023, the trial court issued a summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. We filed an appeal against the decision. As of December 31, 2024, the amount of this claim was R$1.7 billion. There is a performance bond pledged by us for this lawsuit in the amount of R$1.4 billion. Our management, supported by the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as possible.

In March 2023, we also became aware of the Public Civil Action (ACP) filed by the Public Defender’s Office of the State of Alagoas (“DPE-AL”) against us, the Federal Government, the State of Alagoas and the Municipality of Maceió, which pleads for measures related to the Flexais region, including (i) the registration of residents of this region so that they can opt for relocation through the Company’s Relocation and Financial Compensation Program (PCF); and (ii) the claim for compensation in the amount of R$1.7 billion for moral and material damages allegedly owed to residents of this region, with a subsidiary claim for judicial blocking of said amount. The injunction relief requests were rejected by the trial and appellate courts. On January 19, 2024, a decision was rendered judging partially valid the requests made by the DPE. The judge determined, among other directives, to establish the amount of moral damages until the requalification is completed and to ascertain the material damages resulting from the devaluation of properties in the area. It was also determined the development of the case to adjudicate the request for relocation of residents, among others. Parties have appealed against this decision. As of December 31, 2024, the amount of this claim was R$2.1 billion. Our management, supported by the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as possible.

In August 2023, we were informed of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective moral damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations. As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, while publishing a material fact disclosed on Form 6-K on October 7, 2024 to the shareholders, requests that were denied by the Court. Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered; (b) material damages in the form of individual and homogeneous loss of profits; (ii) compensation for collective moral damages for the Associations; (iii) compensation for collective material damages to the Associations; and (iv) attorney fees in the amount of 20% on the value of the award. As of December 31, 2024, the plaintiffs’ claims amounted to R$2.12 billion, and our management, supported by the opinion of outside legal counsel, classifies the likelihood of loss in the amount of R$1.77 billion as possible and the amount of R$353 million as remote.

On November 30, 2023, we were informed of the Public-Interest Civil Action filed by the MPF, DPU and MPE against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against the Municipality of Maceió: (i) the disclosure of the new Map of Priority Action Lines, Version 5, and (ii) preparation of the Action Plan to address issues related to the identification of the roads and public equipment located in the region. Against Braskem, they request through a preliminary injunction: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of vacancy) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation for Damages to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the version 5 of the Map; (iii) engagement of independent and specialized consultants to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions. On November 30, 2023, the judge rendered a decision granting the injunctive relief. Such decision granting the injunction relief was suspended on January 22, 2024, and formally reversed, on February 27, 2025 by the Federal Court of Appeals (TRF5) on a final decision issued in the interlocutory appeal filed by the Company. As of December 31, 2024, the adjusted amount of this claim was R$1.11 billion. Our management, supported by the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as possible.

On December 18, 2023, we were informed of the Action against the Violation of a Constitutional Fundamental Right (ADPF) filed by the Alagoas State Governor before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases ACP Reparation for Residents, ACP Social-Environmental Reparation and Flexais Agreement, which deal with the waiver given to the Company, as well as the acquisition and potential exploration of the vacant properties. We presented a statement applying for the denial of the ADPF continuance. On January 10, 2024, the judge rapporteur determined the testimony of Braskem, Municipality of Maceió, State of Alagoas Prosecution Office, Alagoas State Defender’s Office and Federal Public Defender’s Office and the statement of the Office of the Attorney General and Office for the General Counsel for the Federal Government. These interested parties presented their statements, and, on June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The Alagoas State Governor appealed this decision. It is not possible to assign a contingency amount to this lawsuit, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements. Our management, supported by the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as possible.

In March 2024, we were informed of the Public-interest Civil Action filed by DPE against Braskem, seeking, among other requests, the challenge of clause 69 of the Agreement for Socio-environmental Reparation (payment of R$150 million for collective moral damages) alleging that there were facts subsequent to the date of the agreement that would give rise to additional damages. The DPE sustains that: (i) the waiver set forth in the Agreement for Socio-environmental Reparation would not cover future damages; (ii) the transfer of the vacated properties to Braskem would violate constitutional principles; (iii) the damages caused should be fairly compensated; (iv) collective existential damages should be compensated; and (v) Braskem should be condemned for illicit profit, yet to be liquidated. Based on such allegations, it requests, as a preliminary measure: (i) the suspension of clause 58, second paragraph, of the Agreement for Socio-environmental Reparation, in order to rule out the possibility of reversion of the area to the benefit of Braskem; (ii) the imposition of inalienability of the PCF area until the final and unappealable decision on the merits of the claim, considering the need for the assets acquired by the Financial Compensation Program not to be subject to any disposal, nor subject to seizure. On April 12, 2024, these preliminary claims were rejected by the court. On the merits, it requests, among others: (i) the loss of all properties subject to the PCF, with the possibility of reverting the area to the victims or to public domain, in addition to the conviction of Braskem to the payment, as collective and social moral damages, to the same amount spent by Braskem for material damages; (ii) the conviction of Braskem, as existential damages, for the loss of all properties subject to the PCF; (iii) the conviction of Braskem for illicit profit, with the loss of the PCF properties, in addition to the payment of the amounts the Company obtained due to its alleged illicit conduct (to be determined in a liquidation proceeding); and (iv) subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with publication of a relevant fact. The adjusted value of the claim attributed by the DPE is R$162 million. Our management, supported by the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as possible.

In September 2024, we were notified of the filing of a public civil action (ACP) by the Public Defender’s Office of the State of Alagoas seeking, among other requests, to review the compensation paid for moral damages in the context of the Financial Compensation and Relocation Support Program (PCF), with a request for partial annulment of the signed agreements related to the PCF and approved in court. The adjusted value of the claim attributed by the plaintiff is R$5.1 billion. Our management, supported by the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as remote.

As of December 31, 2024, the total outstanding provision related to the geological event in Alagoas was R$5,570 million, which was based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope, method and the success of action plans, new repercussions or developments arising from the geological event, including possible revisions of the Civil Defense Map, and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, pursuant to the Agreement for Compensation of Residents; and other new developments related to this event.

The measures related to the mine closure plan are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the result of the current recommendations. Accordingly, the plan to close the mining areas may be updated based on the need to adopt technical alternatives to the definitive stabilization and final closure, including, but not limited to, all other points mentioned above. In addition, the assessment of the behavior of cavities could indicate the need for certain additional measures to stabilize them.

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

It is not possible to anticipate all of the new claims related to damages or other nature that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse nature. We continue to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utilities concessionaires, entities of the direct or indirect administration of the State of Alagoas, the Municipality of Maceió or the Brazilian federal government. Therefore, the number of such actions or lawsuits, their nature or the amounts involved cannot be estimated.

Consequently, we cannot eliminate the possibility of future developments related to every aspect of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ significantly from its estimates and provisions.

Natural disasters, severe weather and climate conditions, or health epidemics could have a material adverse effect on our overall business.

We are subject to increasing climate-related risks and uncertainties, many of which are outside of our control. Climate change may result in more frequent severe weather events, potential changes in precipitation patterns and extreme variability in weather patterns which can disrupt our operations as well as those of our customers, partners and suppliers. Some of our plants are located in places that could be affected by natural disasters, such as floods, earthquakes, hurricanes, tornados and other natural disasters, which could disrupt our operations, operated by us or third parties, or the operations of our customers or suppliers and could damage or destroy infrastructure necessary to transport our products as part of the supply chain. Additionally, other unanticipated problems such as health epidemics or pandemics, could also cause operational disruptions of varied duration. Such events could require maintenance shutdowns, delay shipments of products or supplies or result in costly repairs, replacements or other costs, which could have a material adverse effect on our financial performance.

Brazilian power generation capacity is mainly based on hydroelectric facilities. If the amount of water available to energy producers becomes scarce due to drought or diversion for other uses, the cost of energy may increase due to burdens and additional costs to guarantee the operation of the system, which could lead to price increases in long-term price contracts. The reliability of energy production can also be impacted, leading to an increase of the risk of interruptions and shutdowns at our plants. In addition, if the amount of water available to industrial plants becomes scarce, there may be a need to reduce production at the affected sites. Such conditions could have a material adverse effect on our sales and margins.

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

Since 2008, we account for the emissions of our operations and publish the results in a GHG inventory, which currently follows the operational control approach, contemplating our global emissions of scopes 1, 2, and 3, and which is annually verified by an independent third party. In 2024, Braskem recorded 9.7 million tons in carbon emissions and any carbon tax mechanism could negatively affect our business, financial condition, results of operations and operating cash flows.

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

Climate change-related risks and uncertainties, legal or regulatory responses to climate change and failure to meet our sustainable development objectives could negatively impact our results of operations, financial condition or reputation.

In 2020, we announced long term sustainable development objectives, including (i) to reach in 2030 an absolute 15% reduction in greenhouse gas emissions (GHG) in scopes 1 and 2 – in relation to the average of the years 2018, 2019, and 2020 – and to achieve carbon neutrality by 2050 in scopes 1 and 2 and (ii) to expand our bioproducts and bio-attributed products production capacity to 1 million tons including the use of renewable feedstock and (iii) to expand the commercialization of resins and chemicals products with recycled content to reach 1 million tons by 2030, including the objective of recovering plastic waste and the commercialization of products with recycled content, as these are directly related.

Execution and achievement of these objectives within the projected costs and expected timeframes are also subject to risks and uncertainties which include, but are not limited to: capital, advancement, availability, development and affordability of technology necessary to achieve these commitments; unforeseen design, operational and technological difficulties; availability of necessary materials and components; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions; changes in public sentiment and political leadership; our ability to comply with changing regulations, taxes, mandates or requirements related to greenhouse gas emissions or other climate-related matters.

The transition to technologies that reduce greenhouse gas emissions, along with the impact of carbon pricing, evolving public opinion, new regulations, taxes, public mandates, and the rise in climate-related lawsuits and insurance premiums, as well as the implementation of disaster recovery and business continuity plans, could lead to higher costs. These increased costs might make it harder for us to maintain or resume our operations or meet our sustainability objectives within the expected timeframes, which could negatively impact our business, financial health, operational results, and cash flow.

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

In addition, under shareholders’ agreements in certain joint ventures we are a party to, in the event there is a change in our corporate control, our partner could execute a call option right and buy our shares in such joint ventures.

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

On November 9, 2023, we received a correspondence sent by Adnoc International Limited – Sole Partnership L.L.C. (“ADNOC”) to Novonor and to certain creditors holding the fiduciary lien over the shares owned by Novonor (“Financial Institutions”), containing a non-binding offer for the acquisition of the interest held by Novonor in the Company (“Proposal”). The Proposal is also conditioned, among other customary conditions in transactions of this nature, to (i) satisfactory conclusion by ADNOC of Due Diligence; (ii) investigation of possible additional liabilities arising from the event in Alagoas; (iii) no existence of unaccounted for or unreported material contingent liabilities; (iv) alignment and conclusion of a new shareholders' agreement with Petrobras. On May 6, 2024, we received correspondence from Novonor regarding the Proposal. In the correspondence, Novonor reported that ADNOC had informed them of their disinterest in continuing the analysis and negotiations concerning the Proposal. Novonor stated that they would remain fully engaged in the process, in line with their commitment to other parties.

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

Any default under the agreements governing our indebtedness that is not cured or waived by the required lenders or noteholders could result in the holders of any such indebtedness accelerating the payment of amounts outstanding, which could potentially render us unable to pay principal and interest on those and other obligations. If we are unable to generate sufficient cash flow or otherwise fail to obtain the funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, we could be in default under the terms of such agreements. In the event of such default:

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

In addition, pursuant to the indentures governing our 4.500% Notes due 2028, 4.500% Notes due 2030, 8.500% Notes due 2031, 7.250% Senior Notes due 2033, 8.000% Senior Notes due 2034, 7.125% Notes due 2041, 5.875% Notes due 2050, Subordinated Resettable Fixed Rate Notes due 2081, 15th Debentures Issuance (used as a security for the issuance of a CRA – Agribusiness Receivables Certificates), 16th Debentures Issuance, 17th Debentures Issuance and 18th Debentures Issuance, a “change of control” with a “ratings decline” (as such terms may be defined in each agreement governing our indebtedness) would require a repurchase of, or an offer to repurchase, any such outstanding notes or debentures, plus accrued and unpaid interest, if any, to the repurchase date.

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

In the case of our 4.500% Notes due 2028, 4.500% Notes due 2030, 7.125% Notes due 2041, 5.875% Notes due 2050 and Subordinated Resettable Fixed Rate Notes due 2081, a “ratings decline” would occur if, at any time within 90 days after the earlier of the date of public notice of a “change of control” and the date on which Braskem and/or any other “person” (as applicable, and as defined in each agreement governing our indebtedness) publicly declares its intention to effect a “change of control,”: (i) in the event the notes are assigned an investment grade rating by at least two rating agencies prior to such public notice or declaration, the rating assigned to the notes by at least two of the rating agencies is below an investment grade rating; or (ii) in the event the ratings assigned to the notes by at least two of the rating agencies prior to such public notice or declaration are below an investment grade rating, the rating assigned to the notes by at least two of the rating agencies is decreased by one or more categories (i.e., notches); provided that, in each case, any such “ratings decline” is expressly stated by the applicable rating agencies to have been the result of the “change of control.”

In the case of our 8.500% Senior Notes due 2031, 8.000% Senior Notes due 2034 and 7.250% Senior Notes due 2033, a “ratings decline” would occur if, at any time within 90 days after the date of public notice of a “change of control,” (i) in the event the notes are assigned an investment grade rating by at least two rating agencies prior to such public notice, the rating assigned to the notes by any two or more of the rating agencies is below an investment grade rating; or (ii) in any other case, the rating assigned to the notes by at least two of the rating agencies is decreased by one or more categories (i.e., notches); provided that, in each case, any such “ratings decline” is expressly stated by the applicable rating agencies to have been the result of the “change of control.”

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

On November 9, 2023, we received a correspondence sent by Adnoc International Limited - Sole Partnership L.L.C. (“ADNOC”) to Novonor and to certain creditors holding the fiduciary lien of Braskem S.A. shares owned by Novonor (“Financial Institutions”), containing a non-binding offer for the acquisition of the interest held by Novonor in the Company (“Proposal”). The Proposal is also conditioned, among other usual conditions in transactions of this nature, to (i) satisfactory conclusion by ADNOC of Due Diligence; (ii) investigation of possible additional liabilities arising from the event in Alagoas; (iii) no existence of unaccounted for or unreported material contingent liabilities; (iv) alignment and conclusion of a new shareholders' agreement with Petrobras. On May 6, 2024, we received correspondence from Novonor regarding the Proposal. In the correspondence, Novonor reported that ADNOC had informed them of their disinterest in continuing the analysis and negotiations concerning the Proposal. Novonor stated that they would remain fully engaged in the process, in line with their commitment to other parties.

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

We lost the right of preference set forth in the current shareholders’ agreement with respect to new business opportunities in the petrochemical sector, and as result, Petrobras, which is our largest supplier of raw materials in Brazil, will be able to invest in the petrochemical sector independently from us and without first giving us a preference to do so.

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

On December 15, 2021, Novonor and Petrobras entered into an amendment to such shareholders’ agreement, generally providing that, if Braskem’s potential migration to the Novo Mercado listing segment of the B3 was not implemented, Braskem’s right of preference with regard to any future Opportunity would lapse by October 31, 2024. Because the migration of Braskem to the Novo Mercado listing segment of the B3 was not completed by October 31, 2024, Braskem lost its right of preference with regard to any future Opportunity.

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

On March, 21, 2023, the Executive Management Committee (“Gecex”) of the Foreign Trade Chamber (“Camex”) decided to remove certain products from Letec and adjust their import tax rates. The changes are as follows: the tax rate for ethylene and alpha-olefin copolymers (with a density of less than 0.94) increased from 3.3% to 11.2%; the tax rate for PVC-S resin (produced by a suspension process) increased from 4.4% to 11.2%; and the tax rate for PP "cup" resin (propylene copolymer) increased from 4.4% to 11.2%. The PP (propylene homopolymer) remained in Letec until July 31, 2023, after which its import duties were also raised to 11.2%.

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

On September 18, 2024, the Executive Management Committee (Comitê-Executivo de Gestão) of Brazil’s Chamber of Foreign Trade (Câmara de Comércio Exterior, the “Camex”) approved an increase in the import tax from 12.6% to 20%, by adding the following products to the List of Temporary Tariff Increases due to Structural Trade Imbalances of Camex, which are marketed by us: (i) PE resins: certain types of other PE without fillers; certain other copolymers of ethylene and vinyl acetate; and certain copolymers of ethylene and alpha-olefins; (ii) polypropylene (“PP”) resins: certain types of PP; and certain copolymers of PP; and (iii) PVC resins: certain PVC products. This increase is effective for one year from the publication of the decision in the Brazilian Federal Official Gazette, valid from October 15, 2024, to October 14, 2025.

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

The international environment in which we operate is affected from inter-country trade agreements and tariffs. As a result of recent changes to United States administrative policy, there are, and there may be additional changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States, particularly those manufactured in China, Mexico, and Canada. Future actions of the United States administration and that of foreign governments, including China, with respect to tariffs or international trade agreements and policies remains currently unclear.

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

New Tariffs Imposed or Threatened by the United States Could Result in Increased Costs

The new United States administration has imposed or threatened to impose tariffs ranging from 10 to 25% on a variety of countries, including China, Mexico, Canada, and the European Union, and products, including steel, aluminum, copper, automobiles, and lumber and is likely to continue to do so in the future. In addition, the United States has threated the imposition of reciprocal tariffs on those countries who impose unequal tariffs or taxes on United States exports. While to date the only United States tariff increases in effect are the additional 20% tariffs on United States imports from China, the 25% tariff on United States imports of steel and aluminum, and the 25% tariff on United States imports from Canada and Mexico (excluding imports from Canada and Mexico that qualify for exemptions under the United States-Mexico-Canada Agreement (the “USMCA”), there is no guarantee that other threatened tariff increases will not become effective in the future. Given the current uncertainty around the threat of tariff increases, it is not possible to estimate the potential effect or to determine the level of materiality to the Company. Such tariff increases, if adopted and applicable to United States imports by the Company or its suppliers, could result in increased costs, including potential costs related to shifting more production to the United States or other countries, which might be material to the Company. The retaliatory tariffs adopted by third countries could also have similar effects on products of the Company being exported into those countries.

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

Our products specifications may not meet certain technical or regulatory requirements, specifications or standards. In addition, our customers may impose stricter requirements on our products or governments may enact stricter regulations for the distribution, sale or use of our products. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

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

Failure to obtain or maintain the permits, authorizations and licenses necessary for our operations, or failure to obtain or timely maintain them, may result in fines, loss or early termination of permits, authorizations and/or licenses, as well as closing of plants, or breach of financing and commercial contracts, which could have a material adverse effect on our results of operations and financial condition.

We could be materially adversely affected by the impacts of the Global Settlement.

On December 14, 2016, we entered into a leniency agreement with the MPF (the “Leniency Agreement”), which was ratified by the competent Brazilian court on June 6, 2017. On December 21, 2016, we (i) filed a plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging us with conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”) and (ii) consented to the entry of a final judgment in a civil action brought by the SEC based on civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. The competent federal courts in the United States approved the U.S. Department of Justice (the “DoJ”) and SEC resolutions on January 26, 2017 and February 28, 2017, respectively. In addition, on December 21, 2016, the Swiss Attorney General’s Office (“OAG”) closed its investigation of these matters. We refer to these actions as the “Global Settlement.” Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of US$957 million (equivalent to R$3.1 billion), based on the exchange rate of R$3.27 per U.S. Dollar, applicable at the time of the negotiation.

Pursuant to the Global Settlement, the MPF agreed to communicate with other public authorities or entities, as well as stated-owned companies and mixed-capital companies with which Braskem enters into discussions to address the facts under the Global Settlement and avoid making duplicate restitution payments. In this context, pursuant to the notice to the market disclosed on Form 6-K on July 11, 2018, and the material fact disclosed on Form 6-K on May 27, 2019, we have cooperated and engaged in negotiations with the Ministry of Transparency and Controllership (CGU) and the Office of the Attorney General (AGU) in Brazil, and our Board of Directors approved the signing of a leniency agreement with the CGU and the AGU (the “CGU/AGU Agreement”).

The CGU/AGU Agreement, in the amount of R$2.9 billion, to be adjusted by the SELIC rate, addresses the same facts that are the object of the Global Settlement executed in December 2016 with the Brazilian Federal Prosecution Office (MPF), the DoJ, the SEC and the Swiss Office of the Attorney General. Of this amount, R$3.1 billion will be offset by the amount that Company already had undertaken to pay under the scope of the Global Settlement, resulting in an additional disbursement of R$410 million.

As of December 31, 2024, we had paid R$3.4 billion since 2016, as follows:

•	R$1,213 million to the AGU, CGU and MPF;
•	R$297 million to the DoJ;
•	R$407 million to the OAG;
•	R$1,282 million to the MPF; and
•	R$206 million to the SEC

In August 2023, the Company was notified by CGU about the end of the monitoring period of the Company’s integrity program and also presented the closing of the monitorship. The MPF confirmed the monitoring conclusion, the effectiveness of our compliance program and compliance with the obligations of the MPF Agreement. On May 13, 2020, the DoJ and the SEC also confirmed the end of the monitoring provided for in the agreements with such authorities.

In February 2024, a decision was rendered by the Brazilian Supreme Court, within the scope of the Action against the Violation of a Constitutional Fundamental Right (“ADPF”) No. 1051, determining the renegotiation of leniency agreements. On December 19, 2024, the Company entered into an Amendment to the Leniency Agreement to adjust the payment schedule and other obligations and conditions, as outlined below:

(i)       2025: installment of R$35 million;

(ii)       2026: installment of R$35 million;

(iii)       2027: installment of R$55 million; and

(iv)       2028, 2029 and 2030: installments of R$158 million each.

The CGU/AGU Amendment will be submitted for approval by the Federal Supreme Court (STF), in the ADPF records.

As a result, from the renegotiation the Company has written off an amount of R$112 million from the provision.

The amount payable under the Leniency Agreement, as of December 31, 2024, was R$636 million, of which R$85 million is classified as current liabilities and R$551 million is classified as non-current liabilities.

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

In the context of the geological events occurred in Maceió, we entered into agreements for the termination of three public-interest civil actions (ACP Labor, ACP Socio-environmental and ACP of Residents). The terms of the settlements were as follows:

•	ACP Labor settlement: in February 2020 we committed to investing R$40 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in Maceió, in the state of Alagoas. This agreement has been fulfilled in its entirety.
•	ACP of Residents settlement: through an Instrument of Agreement to Support the Relocation of People in Risk Areas, which was ratified by the court in January 2020 and updated in December 2020, we committed to supporting the relocation and compensating residents, merchants, business owners and property owners located in the risk areas defined in the Civil Defense Map subject to relocation, by offering proposals for financial compensation and entering into individual agreements ratified in court (as of December 31, 2021, the risk area encompasses approximately 15,000 properties); and
•	ACP Socio-environmental settlement: in December 2020, we committed to (i) adopting the necessary measures to stabilize the cavities and monitor the soil, implementing the measures of the mine closure planning presented to ANM and subject to its approval; (ii) repairing, mitigating or compensating potential environmental impacts and damages resulting from the mining activities (salt extraction) in the city of Maceió, to be defined by an Environmental Diagnosis developed by an expert and independent company approved by the Prosecutor’s Office; and (iii) allocating R$1.58 billion to implement measures in the vacated area, actions related to urban mobility and to compensate potential socio-urbanistic impacts and damages.

On May 21, 2024, the final report of the Parliamentary Investigative Committee (“CPI”), set up by the Brazilian Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company’s socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas currently in progress before the Federal Accounting Court (“TCU”) and the Securities and Exchange Commission of Brazil (“CVM”).

In October 2024, the Company was informed of the conclusion of the Federal Police investigation in Alagoas, which had been ongoing since 2019. The inquiry records were sent to the Prosecution Office for evaluation, which requested additional investigations. The Company has always made itself available to the competent authorities and has been providing all information related to salt mining over the course of the investigation.

We have been making progress with local authorities about other indemnification requests to understand them better. Although future disbursements may occur because of progress in negotiations, as of the reporting date, we are unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all of the new claims related to damage or other nature that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse nature. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utilities, entities of the direct or indirect administration of the State of Alagoas, the Municipality of Maceió or the Brazilian federal government. Therefore, the number of such actions or lawsuits, their nature or the amounts involved cannot be accurately estimated at this time.

Consequently, we cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ significantly from our estimates and provisions.

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

Unauthorized disclosure or loss of intellectual property, sensitive confidential or personal information, or disruption to information technology systems by cyberattacks or other security breaches, as well as our failure to comply with data protection laws and information security requirements may subject us to significant penalties or liability and may adversely impact our operations, reputation, and financial results.

We collect, store, process, and use certain sensitive confidential information and other personal data in connection with our business operations. We must ensure that any personal data activity such as processing, collection, use, storage, dissemination, transfer, and disposal of data for which we are responsible complies with relevant data protection and privacy laws. The protection of information relating to our business partners (customers and suppliers), employees and confidential information related to our business is critical to us. We rely on commercially available systems, software, and monitoring tools to provide secure processing, transmission, and storage of relevant information, such as business confidential information and personal data including sensitive information.

The Brazilian Constitution, Law No. 10,406/2002 (Civil Code), Law No. 8.078/1990 (Consumer Protection and Defense Code), Law No. 12.965/2014 (Brazilian Civil Rights Framework for the Internet), Decree No. 8771/2016 and the recent Law No. 13.709/2018 (Brazilian General Data Protection Law, or “LGPD”), which entered into force on September 18, 2020, are the main laws governing the practice of processing personal data in Brazil.

The LGPD established a new legal framework for personal data processing transactions in Brazil. The LGPD also provided for administrative sanctions that can be applied in case of non-compliance with its provisions by the National Data Protection Authority (“ANPD”), which is responsible for preparing guidelines and supervising compliance with the law. Non-compliance with any provisions provided for in the LGPD may result in judicial or administrative proceedings enforcement by consumer protection agencies of penalties provided for in the sparse data protection regulation, such as those set forth in the Consumer Protection and Defense Code and the Brazilian Civil Rights Framework for the Internet.

Since August 1, 2021, with the entry into force of the LGPD’s administrative sanctions, if the ANPD understands that we are not in compliance with the LGPD, we may be subject to individual or cumulative sanctions, warning, requirement to disclose the incident, temporary blocking and/or exclusion of personal data to which the violation refers, daily fine, simple fine of up to 2% of the company, group or conglomerate’s revenue in Brazil in its last fiscal year, excluding taxes, and up to the aggregate amount of R$50.0 million per infringement. In case of recurrence, more severe administrative penalties provided for in the LGPD may be applied.

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

Our failure to comply with any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. For example, on May 25, 2018, Regulation No. 2016/279 of the European Parliament and of the Council of April 27, 2016 on the protection of personal data (the General Data Protection Regulation), or the GDPR, became directly applicable in all member states of the European Union. The GDPR has introduced new obligations relating to data privacy, control and retention, including, among others: (i) accountability and transparency requirements; (ii) enhanced data consent requirements; (iii) obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility; (iv) constraints on using data to profile data subjects; (v) providing data subjects with personal data in a useable format upon request and erasing personal data in certain circumstances; and (vi) reporting breaches without undue delay.

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

Despite the information security measures that we have in place, our facilities and systems—and those of our third-party service providers—may be vulnerable to security breaches, cyberattacks (including ransomware and phishing), computer viruses, misplaced or lost data, programming or human errors, or other similar events. There has been an increasing number of cyberattacks globally. Any security breach or perceived threat resulting in the loss or other unauthorized disclosure of confidential information could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business.

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

We operate in and sell our products into several countries, including Brazil, Argentina, Colombia, Chile, the United States, Germany, the Netherlands, Mexico and Singapore, each with its own tax legislation and specific audit procedures. The tax legislation in each country are frequently ambiguous and subject to interpretation, which may lead to divergent views between the tax authorities in each country and us and/or our advisors.

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

We operate in several countries, including Brazil, Argentina, Colombia, Chile, the United States, Germany, Netherlands, Mexico and Singapore. Besides, we sell our products to several other countries through different commercial approaches.

Each of these countries has its own tax legislation, and these tax laws undergo frequent changes according to specific government purposes in each country. An example is the Brazilian government, which implements, from time to time, changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes. In addition, our tax treatment may be affected by tax policy initiatives and reforms related to the Organization for Economic Cooperation and Development (“OECD”), the work of the OECD/G20 inclusive framework on Pillar One and Pillar Two of the base erosion and profit shifting (“BEPS”) project and other initiatives.

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

The potential outcome of these investigations is uncertain, but they have adversely affected and may continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers. We cannot predict whether the allegations will lead to further political and economic instability or whether new allegations against government officials or other companies in Brazil will arise in the future. Luiz Inácio Lula da Silva, who served two terms as Brazil’s president from 2003 to 2011 and later spent over one year in prison on charges of corruption and money laundering recovered his political rights and was elected in 2022 for a third term as president of Brazil. In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil highlighting a deeply polarized electorate amidst a political climate characterized by uncertainty as the country awaits definition regarding the political and economic agenda of the new administration, which could contribute to increased macroeconomic and political instability. As a result of the past corruption allegations against President Luiz Inácio Lula da Silva, his political actions are a matter of controversy in Brazil, and such controversy could lead to further political uncertainty and standoffs, which could have negative macroeconomic impacts. Further, during the term of former president, Jair Messias Bolsonaro, there were several inquiries related to potential misconduct, including a Supreme Court investigation following allegations made by the former Minister of Justice as well as a Parliamentary Committee Inquiry (Comissão Parlamentar de Inquérito, or “CPI”) focused on the president’s handling of the COVID-19 pandemic, including the potential misuse of government funds.

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

Additionally, uncertainties regarding a new government’s implementation of changes to monetary, tax, labor, and pension fund policies, as well as relevant legislation, may contribute to economic instability. These uncertainties and the measures adopted by a new administration could materially adversely affect our operations and increase the market volatility of Brazilian securities issued abroad.

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

The Brazilian real has been devalued on several occasions. Throughout the last several decades, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real depreciated by 4.0% during 2019, 28.9% during 2020, 7.4% during 2021, and appreciated by 6.5% during 2022, appreciated by 7.2% during 2023, and depreciated by 27.9% in 2024. Depreciation of the real relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$64,186 million (US$10,365 million) as of December 31, 2024, (including an aggregate amount of R$15,134 million (US$2,444 million) outstanding as of December 31, 2024, in connection with our secured debt related to our Mexico Complex), representing 93.9% of our consolidated indebtedness. As of December 31, 2024, we had R$9,409 million (US$1,519 million) in foreign currency-denominated cash and cash equivalents, including the aggregate amount of R$1,720 million (US$278 million) of Braskem Idesa’s cash and cash equivalents.

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

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. For the year ended December 31, 2024, naphtha accounted, directly and indirectly, for 32% of our consolidated cost of products sold. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais may decrease to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna, or the “IGP-DI”), reached 2,708% in 1993. Although inflation rates have been substantially lower since 1995 than in previous years, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were negative 0.4% in 2017, positive 7.1% in 2018, 7.37% in 2019, 23.1% in 2020, 17.7% in 2021 and, 5.03% in 2022, negative 3.30% in 2023, and positive 6.5% in 2024. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit, and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2024, we had, among other debt obligations:

•	R$3,064 million of loans and financing that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário, or “CDI”), rate;
•	R$1,129 million of loans and financing that were subject to the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”);
•	R$7,844 million of certain of our loans and financing that were subject to the Secured Overnight Financing Rate (SOFR).

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

Our foreign-currency debt denominated in U.S. dollars represented an aggregate of 93.9% of our indebtedness on a consolidated basis as of December 31, 2024, including transaction costs and Braskem Idesa Debt. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our securities, including our class A preferred shares and ADSs.

Risks Relating to Mexico

Political conditions in Mexico may affect actions or decisions by the Mexican government, including Pemex, Cenagas, CFE and CENACE, which are, respectively, Braskem Idesa’s main suppliers of ethane, a provider of natural gas transportation services, an electricity back-up supplier, and the controller of national grid and dispatches of energy power generators, all of which are Mexican state-owned enterprises or governmental entities subject to political interference and related risks.

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

Pemex, a state-owned Mexican entity, produces polyethylene and competes in the same commercial market as we do. The Mexican government may intentionally interfere with us and our operations in various ways that limit our commercial competitiveness. According to Pemex’s public disclosure, its production of oil, natural gas and ethane, over which we have no control, has decreased in recent years, and no assurance can be given that there will not be a decrease in the delivery of ethane in the future.

Furthermore, our long-term supply agreement to purchase ethane from Pemex could be modified through regulatory means, terminated or jeopardized by them as a result of political pressure to not comply with the agreement, to change the terms of the agreement, expropriation measures, or change in laws regulations by the Mexican government. Any non-compliance, modification, termination or interruption of this supply agreement could have a material adverse effect on the results of our operations or our financial condition.

In June 2024, Mexico held presidential, federal and local elections. Claudia Sheinbaum won the presidency and her political party, Movimiento Regeneración Nacional (National Regeneration Movement, or “MORENA”) won a qualified majority in both the Senate and the Chamber of Deputies, as well as most local elections. This majority could allow MORENA to change Mexican policies and regulations in a manner that increases or mitigates adverse effects on our businesses.

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

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect our business and ability to service our debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, our financial condition and our ability to service our debt. Mexico has historically experienced uneven periods of economic growth. Mexican GDP increased by 2.2% in 2018, before two subsequent decreases by 0.1% and by 8.2% in 2019 and 2020, respectively, and then increasing by 5.0% in 2021, 3.1% in 2022, 3.2% in 2023 and is expected to increase by 1.8% in 2024, according to the IMF. We cannot assure you that these estimates and forecasts will prove to be accurate. Any future economic downturn or uncertainty, including downturns in the United States could lead to fall in Mexican production markets or price levels, and it’s the same situation with Europe, Asia or anywhere else in the world, any change or variable affecting external markets could affect our financial condition and results of operations.

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

Due to the USMCA and its predecessor, the North American Free Trade Agreement (“NAFTA”), Mexico’s economic conditions have become more closely linked to those of the United States. Adverse economic conditions in the United States could significantly impact the Mexican economy and, consequently, our business. The long-term effects of the USMCA on our operations remain uncertain.

Changes in United States trade policy following the 2024 elections could either mitigate or exacerbate these impacts. Increasing immigration policy tensions between the United States and Mexico may also negatively influence United States trade policy. Such changes could affect imports and exports between Mexico and the United States, impacting the economies of both countries and the companies we do business with, potentially harming our business, financial condition, and operations. The USMCA is effective for 16 years from its entry into force, with the possibility of extension. On July 1, 2026, the parties will meet to decide whether to extend or terminate the agreement. Any decision to modify, withdraw, or not extend the USMCA could negatively affect trade between Mexico and the United States, impacting the economies of both countries and our business.

In July 2022, the United States and Canada requested dispute settlement consultations with Mexico under the USMCA, arguing potential discriminatory policies against United States and Canadian companies in favor of Mexico’s state-owned electrical utility (CFE) and state-owned oil and gas company Pemex. In March 2025, the American Petroleum Institute sent a letter to the United States government denouncing what they consider “unfair practices” in the fuel trade by favoring Pemex. In October 2022, the three countries agreed to extend such period and in December 2022, they published a working outline to solve the pending issues and continue the consultations. If disagreements persist, the United States or Canada could request an independent dispute settlement panel under the USMCA. Such outcome and any retaliatory tariffs against Mexico could adversely affect our business, results of operations and financial condition.

On January 20, 2025, the new United States administration issued the America First Trade Policy, which directed the United States Trade Representative to commence a public consultation process with respect to the USMCA in preparation for the July 2026 review. Additionally, the United States Trade Representative is required to assess the impact of the USMCA on American businesses and make recommendations to the President regarding the United States’ participation in the agreement.

Since 2003, Mexican petrochemical exports to the United States have enjoyed zero tariffs under NAFTA and now the USMCA. Any changes to this arrangement could negatively impact the Mexican economy, reducing trade and investment, and adversely affecting our business.

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

Braskem Idesa has entered into agreements with Mexican state-owned companies for the transportation of natural gas and water supply, among others. Any political interference by the Mexican government, termination, cancelation, modification or failure to renew such agreements could have an adverse effect on our business, results of operations and financial condition.

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

For naphtha supply to Brazil, we rely on several international suppliers for most of the purchases for the crackers in the states of Bahia and Rio Grande do Sul, and we rely on Petrobras for all of the supply for the cracker located in the state of São Paulo, and we rely on Petrobras for a major part of our supply of ethane and propane in the state of Rio de Janeiro. Also, we are subject to substantial risks because of our reliance on these and other limited or sole-source suppliers of raw materials, additives, catalyzers, other inputs, energy, and other utilities, including the following risks:

•	if a supplier does not provide naphtha, ethane, propane, light refinery hydrocarbon, propylene, sea salt, other inputs (including natural gas), or energy, as the case may be, that meet our or their specifications in sufficient quantities and with acceptable performance or quality on time or deliver when required, then sales, production, delivery of our products to our customers on a timely manner and revenue from our plants could be adversely affected;
•	if our relationship with a key supplier changes or is adversely affected, for example, due to competitive pressures (or conflicting interests), we may be unable to obtain naphtha, ethane, propane or propylene, natural gas, or other inputs, as the case may be, on satisfactory financial terms;
•	if an interruption of supply of naphtha, ethane, propane, light refinery hydrocarbon, propylene, sea salt, other inputs (including natural gas), or energy, as the case may be, occurs because a supplier changes its technology roadmap, suffers damage to its manufacturing plants, decides to no longer provide those products or services, increases the price of those products or services significantly or imposes reduced delivery allocations on its customers, it could take us a considerable period of time to identify and qualify alternative suppliers;
•	some of our key suppliers are small companies with limited financial and other resources, and as a result, they may be more likely to experience financial and operational difficulties than larger, well-established companies, which increases the risk that they will be unable to deliver products as needed;
•	some of our suppliers are state-owned enterprises subject to political interference, including in Mexico; and
•	if a key supplier is acquired or there is a significant change in business, the production and sales of our systems and services may be delayed or adversely affected, or our development programs may be delayed or may be impossible to complete.

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

To develop our Mexico Complex, Braskem Idesa disbursed significant capital and incurred significant debt. Our ability to achieve the strategic objectives of this business unit will depend largely on its successful operation. Factors that could affect the operation of this business unit include:

•	general economic, political and business conditions in Mexico and worldwide;
•	global demand for, and supply balance of, PE;
•	the occurrence of unforeseen technical and mechanical difficulties that may interrupt production or lead to unexpected downtime of the Mexico Complex’s plants;
•	any material default by Pemex under the ethane supply agreement;
•	any termination, cancelation or modification of the ethane supply agreement for any other reason;
•	the failure to renew any material agreement with Mexican state-owned companies;
•	the ability of Braskem Idesa to service its debt;
•	any material supply chain disruptions that can negatively impact our business;
•	an unstable and non-continuous supply (including the transportation of supplies) of ethane, natural gas and other inputs, including energy and water; and
•	increased competition from domestic or foreign competitors and/or the emergence of new domestic or foreign competitors.

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

The Amendment changes the minimum volume commitment to 30,000 barrels per day until February 2025, provided that such term may be extended in the event of a delay of obtaining permits not attributable to Braskem Idesa or TQPM (Terminal Química Puerto Mexico, S.A.P.I.). As of the date hereof, the term has been extended until February 2026 or until the ethane import terminal is constructed, commissioned and commercially operational. The Amendment also gives Braskem Idesa the preemptive right to acquire all the ethane that PEMEX has available and has not consumed in its own production process until 2045, at international benchmark prices.

In September 2021, Braskem Idesa started the Ethane Import Terminal project in Mexico. In October 2021, Braskem Idesa constituted the Terminal Química Puerto México (“TQPM”), a company created to be responsible for the construction and operation of the terminal. In June 2022, Braskem Idesa announced the sale of 50% of TQPM’s stake to Advario B.V. (“Advario”), a global storage company, in TQPM, which was consummated on March 1, 2023. The TQPM ethane import terminal was designed to have a capacity of 80,000 daily barrels, providing conditions for Braskem Idesa to import all of the raw material it requires.

In October 2023, with the support of its shareholders, Braskem Idesa and Advario, TQPM entered into a syndicated project finance loan agreement in the principal amount of R$1,975 million (US$408 million) with a five-year short-term loan deal with standard guarantees for a transaction of this type.

Any significant interruption in the Mexico Complex operations could hinder or prevent the implementation of our business plan as originally conceived, and result in revenue and net income below our original expectations. Further, any material adverse effect on the financial condition or results of operations of the Mexican complex may adversely impact our own financial condition and results of operations.

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

We may interpret certain provisions of our ethane supply agreement differently than our counterparty Pemex .

Our Mexico Segment currently sources part of the ethane to produce polyethylene at our Mexico Complex from Pemex pursuant to the Ethane Supply Agreement and the Amended Ethane Supply Agreement (together, the “ESA”). The ESA, including the Amended ESA, is a complex agreement and, for that reason, we may interpret certain of its provisions differently than Pemex does. For example, if Pemex fails to supply a determined percentage of the ethane contractually specified under the Amended ESA for six consecutive months, we will have the right to terminate the Amended ESA and require Pemex to pay to the other parties involved in the project an amount equal to the termination value of the project (the value of which is determined pursuant to the ESA and takes into consideration, among other factors, the outstanding debt of the project and the amount invested in the project at such time). A difference of interpretation between us and Pemex of certain provisions of the Amended ESA, including the termination provisions, could have an adverse effect on our results of operations and financial position. Further, under Mexican law any dispute regarding the interpretation of the Amended ESA shall be resolved by mediation and/or arbitration before International Chambers of Commerce.

We source part of our ethane feedstock from Pemex in Mexico, which we expect to be our primary main source of ethane until the Ethane Import Terminal is operational.

We currently source part of our supply of ethane, which is the primary feedstock used in our polyethylene production process, from Pemex. Pursuant to the Amended ESA, ethane prices negotiated under such an agreement are referenced to the Mont Belvieu ethane reference price, which is a U.S. dollar-based international reference price. As a result, in case one or more of the following events occurs, our production volumes, net revenue and profit margins would likely decrease, materially adversely affecting our overall financial performance:

•	significant damage to Pemex’s gas processing centers or to any of the pipelines connecting our complex to Pemex’s facilities, whether as a consequence of an accident, natural disaster, fire or otherwise;
•	any further decrease in the amount of ethane currently being delivered by Pemex to our petrochemical complex;
•	any dispute with Pemex (which engages in exploration and production activities) related to the Amended ESA, including the non-recognition or non-payment of shortfall penalties and the decrease or failure to supply the contracted volume of ethane;
•	any material default by us or by Pemex to supply ethane in the contractually agreed volumes or qualities negotiated under the ESA;
•	any repudiation or termination by Pemex or by us of the Amended ESA, or any repudiation or termination by other Mexican state-owned companies of related supply (including those for the transportation of supplies) agreements, such as Cenagas (Centro Nacional de Control del Gas Natural); or
•	delays in the availability of ethane of acceptable quality, or our inability to obtain acceptable ethane in the quantities and quality that we need, or at all, or at reasonable prices.

As provided in the Amended ESA, any daily volume rejected by us must be purchased in installments in subsequent deliveries until the deficit has been resolved, and the same mechanics apply to Pemex delivery obligations. If Pemex delivers to us less than the volumes required under the ESA and fails to compensate for the shortfall in subsequent deliveries, it needs to pay compensation for shortfall penalties to us.

Furthermore, the Amended ESA could also be impacted by changes in laws and regulations, terminated or repudiated by Pemex as a result of political pressure or be subject to expropriation or other adverse measures by the Mexican government or government entities. We may also renegotiate the terms of the Amended ESA, voluntarily or as a result of changes in laws and regulations, or otherwise.

The provisions for early termination by Pemex under the Amended ESA include: (i) our failure to pay that continues for more than six months after notice; or (ii) an emergency stoppage in operations or force majeure event due to which our insurers consider the petrochemical complex to be a total loss, or after which we cannot or do not resume operations for 48 months.

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

During 2023, our Mexican petrochemical complex had an operating rate of approximately 77% primarily due to the shortfall in ethane supplied under the ESA offset by imported ethane solution (“Fast Track”). We diversified our sources of feedstock supply with the Fast-Track Solution, and we have increased our import capacity by adding additional discharge stations to be increased further with the Ethane Import Terminal start of operation by 2025. In addition, we cannot guarantee that we will be able to import ethane at current market prices, which could also adversely affect our business, results of operations and financial condition.

The performance of the Fast-Track Solution for the importation of ethane (including the construction of Fast Track 3.0) may involve significant risks and uncertainties, such as:

•	failure to obtain or maintain requisite approvals and permits from the applicable regulators and governmental entities;
•	failure of equipment involved with performance of Fast Track;
•	failure or accidents related to trucks that transport ethane to the Mexican Complex;
•	failure to achieve expected operational results;
•	no long-term contracted supply for ethane that will cover needs of Mexican Complex, which exposes BI to volatility in ethane prices;
•	unanticipated liabilities; or
•	failure of vessels to deliver cryogenic ethane at the port in the city of Coatzacoalcos.

The operation of existing plants and any future projects we are able to complete involves many risks, including, among others, the potential for unforeseen design flaws, engineering challenges, equipment failures or trucks accidents or the breakdown for other reasons of the import facilities; labor disputes; fuel interruption; environmental contamination; and operating performance below expected levels. In addition, weather-related incidents and other natural disasters, pandemics, cyber or other attacks by third parties and other similar events can disrupt storage, transmission and distribution systems and have other impacts than those that we discuss in this section. The occurrence of any of these events could lead to our plants being idle for an extended period of time or our plants operating below expected capacity levels, which may result in lost revenues or increased expenses, including higher maintenance costs and penalties. Any such occurrence could materially adversely affect our businesses, financial condition, cash flows, results of operations and/or prospects.

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

On November 6, 2023, the Mexican Ministry of Energy amended the agreement establishing which import and export goods are subject to regulation by the Ministry of Energy, requiring new import permits for ethane and other raw materials. As a result, the response to the permit request may be subject to delays.

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

The Ethane Import Terminal is expected to be completed in 2025 and to reach full capacity in the second quarter of 2025, but there may be delays. We cannot guarantee that a delay in the start of operations at the Ethane Import Terminal will not cause issues for us, whether by the Mexican government or other market participants. The overall investment expected to build such terminal is R$3,592 million (US$580 million) including VAT and financing costs, the expected investment without VAT and financing costs is R$2,762 million (US$446 million).

Risks Relating to Our Equity and Debt Securities

All of the shares issued by Braskem and owned by NSP Inv. are secured for the benefit of certain secured creditors of the Novonor Group.

Pursuant to a shares fiduciary assignment agreement (alienação fiduciária em garantia) entered into by the Novonor Group and some non-bankruptcy creditors (credores extraconcursais) on November 27, 2013, as amended on May 13, 2016, July 19, 2016, April 24, 2017, May 23, 2018, March 29, 2019 and October 9, 2020, all ordinary and preferred shares issued by Braskem and held by NSP Inv. are secured for the benefit of certain secured creditors of the Novonor group in connection with certain financing agreements entered into by Novonor and certain of its subsidiaries. In the event that Novonor and certain of its subsidiaries default on such financing agreements, or if such financing agreements are accelerated, or if creditors consolidate the ownership of the shares and dispose them (assuming that Petrobras does not exercise its preemptive rights to acquire such shares) we may be subject to a change of control following statutory, legal and procedural formalities required pursuant to our shareholders’ agreement. A change of control under these circumstances may adversely affect us.

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

We rely on cash generated from operations and external financings to fund our ongoing capital needs. Our level of indebtedness and cash consumption could adversely affect our liquidity position and ability to raise additional capital to fund our operations, limit our ability to react to changes to general market and economic conditions and changes in our industry, and prevent us from meeting our obligations under our agreements (including financing agreements).

We require significant capital to operate our business. In addition, interest payments, the geological event in Alagoas, and capital expenditures for our current business and other business opportunities that we may choose to pursue may also require significant amounts of capital.

Since the second half of 2022, our business, financial condition and results of operations have been adversely affected by the deterioration of chemical and petrochemical spreads, mainly due to a combination of a relevant increase in the global supply of chemical and petrochemical products and an expressive decline in growth of global demand. Moreover, the geological event in Alagoas has required us and may continue to require the use of a significant amount of cash to meet settlement and other obligations that have arisen from such event.

While we have taken and are continuing to take mitigating measures to improve our business performance and liquidity position, such material and adverse conditions may persist for the foreseeable future or a longer period of time, including due to events that are outside of our control, which in turn could lead to further deterioration of our business, financial condition and results of operations. Further, while the industry outlook may improve in the future, such improvement may not lead to a sufficient recovery of our cash flows to meet our ongoing capital needs.

Any continuing adverse effect on our financial condition or the deterioration of our level of indebtedness or our leverage, together with potential negative changes to our ratings and those of our debt securities by the main credit rating agencies, are expected to have certain material consequences to us, including the following:

•	limit our ability to fulfill our capital needs obligations;
•	limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, business opportunities and general corporate or other purposes;
•	limit our ability to pay dividends;
•	limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and
•	we may become vulnerable in a general economic downturn and during an extended tight petrochemical cycle.

Our access to the credit and capital markets, and the pricing of our capital are dependent upon our financial condition, our credit ratings and those of our debt securities from credit rating agencies, and the state of the capital markets generally. If we need further external financing, there can be no assurances that we would be able to incur indebtedness, and it is possible that the cost of any financings could increase significantly, thereby further increasing our expenses. We may use our US$1,000 million revolving credit facility to meet our cash needs, to the extent available. As of December 31, 2024, we had no borrowings or letters of credit outstanding under this facility. If we are unable to generate sufficient cash flow or raise adequate external financing, our financial condition would be adversely affected, and we could become unable to meet in full our debt service and repayment obligations and, as a result, could be forced to restrict our business and operations.

In the event of a default under our credit facilities or any of our outstanding senior notes, we could be required to immediately repay all of our outstanding borrowings, which we may not be able to do. Any event of default under any of our credit arrangements could cause a cross-default or cross-acceleration under many of our other credit agreements and debt instruments. Without waivers from lenders that are a party to those agreements, any such default could have a material adverse effect on our business, financial condition and results of operations.

Any downgrade in the ratings of Brazil, our Company or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.

Currently, Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or Standard & Poor’s, and Fitch Ratings Ltd., or Fitch, maintain our ratings on a global and national basis. On a global basis, we maintain ratings at: (i) Standard & Poor’s of BB+ with a negative outlook and (ii) Fitch Ratings of BB+ with negative outlook. Our ratings are higher than the Brazilian sovereign rating by all these three main rating agencies. On a national basis, we maintain investment grade rating at: (i) Standard & Poor’s of brAAA with a negative outlook and (ii) Fitch Ratings of AAA(bra) with a stable rating outlook.

On December 12, 2023, we decided to cancel the corporate credit rating on a global scale issued by the Moody’s Investors Service, Inc., or Moody’s. Our credit rating is sensitive to any change in the Brazilian sovereign credit rating. The credit rating of the Brazilian federal government was upgraded in July 2023 to BB from BB- by Fitch, and December 2023 to BB from BB- by S&P.

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

The construction of our Mexico Complex was financed under a project finance structure, in which the construction loan must be repaid using exclusively the cash generated by Braskem Idesa, with shareholders pledging limited guarantees. Braskem Idesa’s financings have no recourse against us. Its financing structure includes guarantees, typical for this type of deal, such as assets, receivables, cash generation, and other rights of Braskem Idesa. In October 2021, Braskem Idesa issued sustainability-linked debt securities in the aggregate amount of US$1.2 billion, maturing in ten years. The coupon of 7.0% can be increased by up to 37.5 basis points in case of non-compliance with the sustainability target. The proceeds obtained from the sale of the bonds, plus a credit line of US$150 million, were used to pay off the project finance facility entered into in 2012.

On November 1, 2023, Braskem Idesa S.A.P.I. (“Braskem Idesa”), an indirect subsidiary of Braskem, concluded through its subsidiary Terminal Química Puerto México (“TQPM”), a company formed in partnership with Advario, the process to obtain the financing of R$1,975 (US$408) million for the construction of the ethane import terminal in Mexico. The construction of the import terminal of Terminal Química Puerto Mexico, or TQPM, is financed under a syndicated project finance loan structure, issued by TQPM with the support of both shareholders, Braskem Idesa and Advario, with a 5-year term deal with usual guarantees for transactions of this nature, in which the construction loan must be repaid using exclusively the cash generated by its operations with shareholders pledging limited guarantees. Accordingly, this financing structure includes guarantees typical of transactions of this kind, such as assets, receivables, cash generation, and other rights of TQPM.

As of December 31, 2024, Braskem had (1) consolidated corporate debt, of R$68,366 million (US$11,040 million), and (2) consolidated Braskem Idesa debt related to our Mexico Complex (including TQPM) of R$15,134 million (US$2,444 million).

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

The insolvency laws of Brazil currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions. For example, holders of our outstanding debt securities may have limited voting rights at creditors’ meetings in the context of a court reorganization proceeding. In addition, any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the real equivalent of the U.S. dollar amount of such sum at the exchange rate in effect: (1) on the date of actual payment; (2) on the date on which such judgment is rendered; or (3) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of our bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into reais at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure you that such a rate of exchange will afford full compensation of the amount invested in our outstanding debt securities plus accrued interest.

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

We are the largest producer of plastics in the Americas, based on the annual production capacity of our plants, according to CMA. We operate in the first and second generations of the petrochemical industry, with integrated operations in Brazil and Mexico. In the United States and Europe, our operations are directly supplied with raw material for the second generation by non-integrated suppliers. Through fossil, renewable, and recycled raw materials, we offer a broad portfolio of chemicals and plastics transformed by our customers in more than 70 countries into applications such as food packaging, household furniture, industrial and automotive components, paints and coatings, among others.

We are the global leader in PE I’m green™ bio-based production, according to CMA, and benefit from our industrial footprint in Brazil, which is one of the largest ethanol producers in the world.

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

In September 2020, we successfully started the greenfield Project Delta to produce PP in La Porte, Texas, with a production capacity of 450 kton per year. We believe that this investment reinforces our PP leadership position in the region and strengthens our strategy to diversify the raw materials matrix and geographic expansion in the Americas.

Our renewables operations

In September 2010, Braskem started up its green ethylene plant in Triunfo, in the state of Rio Grande do Sul, Brazil, with a capacity to produce 200 kton per year, becoming the world leader producer in biopolymers and products made from renewable sources, according to CMA.

In February 2021, we announced a new project at the Triunfo petrochemical complex in Rio Grande do Sul to expand our current production capacity of green ethylene. The project added 60 kton per year to the production of green ethylene in our portfolio and was completed in April 2023.

Additionally, in November 2021, Braskem and Lummus Technology LLC (“Lummus”), through our subsidiary Braskem Netherlands B.V., executed a memorandum of understanding to jointly develop and license our green ethylene technology. On April 28, 2022, we entered into a partnership agreement with Lummus, through our subsidiary Braskem Netherlands B.V., to develop and license our green ethylene production technology, reflecting our global interest in the technology. We are a pioneer in the production of resins made from renewable feedstock and have undertaken a commitment to reach production capacity of 1.0 million tons of bioproducts by 2030. Lummus has the technical capacity and experience in licensing to support us in developing and marketing our technology for producing green ethylene. The partnership brings the complementary expertise needed to accelerate the achievement of our commitment, expand the geographic footprint of green ethylene production technology globally and accelerate the use of bioethanol in chemical and plastic products, supporting the industry’s efforts towards a carbon neutral circular economy. In addition, the partnership is aligned with our sustainability objectives.

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

In August, 2023, we entered into, through our subsidiaries Braskem Netherlands B.V. and Braskem Europe GmbH, a joint venture agreement with Thai Polyethylene Company Limited (“TPE”), a wholly owned subsidiary of SCG Chemicals Public Company Limited (“SCG Chemicals”), to establish Braskem Siam Company Limited (“Braskem Siam”), a joint venture company for conducting the project engineering for a green ethylene from ethanol dehydration plant using the EtE EverGreen™ technology ethanol-to-ethylene process technology. The investment is subject to, among other terms and conditions, approval by competent governance bodies. During 2024, Braskem Siam awarded Toyo Engineering Corporation with the Front End Engineering Design (“FEED”) contract of the project, which will be responsible for development of the extended basic engineering and the estimative for capital expenditures relating to the green ethylene plant in Thailand. The conclusion of the FEED is expected in the second half of 2025.

Our Global Strategy

In 2022, we reviewed and consolidated our global strategy for the period ending in 2030. Our global strategy is anchored in strategic pillars and foundations with a focus on creating value to our shareholders through a balanced capital allocation and prioritization of investments in growth avenues with the objective of returning value to our shareholders over the petrochemical cycles.

Foundations

The foundations of our global strategy are:

•	Safety: safe operations as a permanent and non-negotiable value;
•	People and Culture: human-centered Company that promotes diversity, inclusion and human rights with a culture that believes in people, values relationships and focuses on results; and
•	Governance: governance and compliance in line with the best global market practices.

Strategic Pillars and Ambitions:

The strategic pillars of our global strategy and our ambitions are:

•	Productivity and competitiveness: move towards the first quartile of the global cash-cost curve in the petrochemical industry, focusing on de-carbonization initiatives and high-aggregated-value investments;
•	Sustainability: be a reference in the chemical and plastics sector in sustainable development globally;
•	Growth and diversification: increase global diversification in bio and circular feedstock and products; and
•	Innovation: deliver high-value sustainable solutions through chemical and plastic innovation.

Growth Avenues

Pursuant to our global strategy, the growth avenues we intend to pursue are:

1.	Traditional businesses: grow our current businesses through selective investments, including improvements in productivity and competitiveness and continuing to implement the decarbonization of our current assets, in line with the objective of reaching carbon neutrality by 2050 and reducing scope 1 and 2 emissions by 15% by 2030. With respect to this growth avenue, the following projects are examples of focus areas, among others:
(i)	Ethane import terminal construction project in Mexico: conclude the construction of an ethane import terminal in Mexico, which will allow the diversification of the feedstock supply and operation of Braskem Idesa at full capacity;
(ii)	Industrial de-carbonization program: advance initiatives that aim to reduce scope 1 and 2 carbon emissions in line with the commitments we expect to be fulfilled by 2030;
(iii)	Gas-base: increase ethane capacity at our current plants, especially those located in Brazil; and
(iv)	Traditional business expansion: we expect to invest in seven projects located in Bahia, Rio Grande do Sul and Alagoas, which are distributed between PE, PVC, and other chemical products under the Petrochemical Industry Special Regime ("REIQ Investments"), which is designated for the execution of investments in the expansion of the installed capacity of the Brazilian chemical industry.

2.	Bio-based: continue to grow in bioproducts and bio-attributed resins and chemical products and expand the use of renewable feedstocks, in line with our objective of increasing our bioproducts production capacity to one million tons by 2030. With respect to this growth avenue, the following projects are examples of focus areas, among others:
(i)	Conclusion of the expansion production capacity of green ethylene at the Triunfo Petrochemical Complex in the State of Rio Grande do Sul: we have concluded the expansion of current green ethylene production capacity from 200 kton per year to 260 kton per year, using sugarcane ethanol as feedstock;
(ii)	Build a new green ethylene plant in Thailand: move forward with the investment in the construction of a new green ethylene plant in Thailand with SCG Chemicals;
(iii)	Joint licensing of green ethylene technology: advance the partnership to develop and license Braskem’s technology to produce green ethylene in partnership with Lummus;
(iv)	Joint-venture for the production and commercialization of bioMEG and bioMPG: move forward with the joint venture formed by Sojitz and Braskem to produce monoethylene glycol (“bioMEG”) and monopropylene glycol (“bioMPG”) from sustainable raw materials; and
(v)	Studies for new opportunities in other green products: develop new opportunities and business alternatives to accelerate the growth in bioproducts.
3.	Recycling: to grow our circular products portfolio through mechanical recycling, and to increase the use of circular feedstocks through chemical recycling, in line with the commitment to grow to one million tons of resins and chemicals products with recycled content by 2030. With respect to this growth avenue, the following projects are examples of focus areas, among others:
(i)	Partnership for the development of recycling technology: move forward with the joint venture Upsyde, which is the partnership with Terra Circular to develop technology capable of converting low-quality plastic waste into final products, with a total recycling capacity of 23 kton. Also, advance the research and development of dissolution-based recycling technology for polyolefin plastic residue waste stream in connection with the Netherlands Organization for Applied Scientific Research (TNO) partnership;
(ii)	Expansion of Wise Plásticos: move forward with the strategic plan to increase the current production capacity of Wise Plásticos S.A. to 49 kton, in line with the business plan established during the Company’s acquisition transaction;
(iii)	Contract for the supply of circular naphtha and pyrolysis oil produced through chemical recycling: move forward with the use of circular feedstocks through the signing of contracts with Vitol in Europe, Nexus in the United States, Shell Chemicals in Europe and the United States, and Neste in Brazil and Europe; and
(iv)	Contract for the supply of bio-attributed and biocircular propylene feedstocks: move forward with the supply of bio-attributed and bio-circular propylene feedstocks through the signing of contracts with Shell Chemicals to produce circular polypropylene.

For the next cycle, we expect to focus on these pillars of action, finding a balance between optimizing the current asset portfolio and executing transformative investments, aligned with our long-term corporate strategy, ensuring profitability and financial health of the Company:

(i)	Resilience and financial health: implement initiatives to mitigate the impacts of the industry's down cycle, seeking the maximization of cash generation; and

(ii)	Business transformation: implement actions to sustain our current business and implement growth objectives to prepare the Company for the future.

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

Our Competitive Strengths

Leading Plastics Producer in the Americas

We are the largest producer of plastics in the Americas, based on the annual production capacity of our plants, according to CMA. We are the only integrated petrochemical company producing basic chemicals and polymers in Brazil, and the largest producer of PE in Mexico and PP in the Unites States, according to CMA. Globally, we have total installed capacity of 21,614 kton per year.

We produce a diversified portfolio of petrochemical and thermoplastic products, including polyethylene, PE I’m green™ bio-based, polypropylene, and PVC. Our products are typically used in large volume applications, and we benefit from our world-scale plants to enhance our competitiveness.

According to CMA, global demand for PE, PP, and PVC in 2024 was estimated to be 119 million metric tons, 87 million metric tons, and 48 million metric tons, respectively. Between 2025 and 2029, global demand for PE, PP, and PVC is expected to grow on average by 3.3%, 3.5%, and 3.4% per year, respectively, according to CMA. This is driven by strong end market dynamics, global gross domestic product growth, and infrastructure and construction projects spending. Polymers will likely continue to replace traditional materials, such as aluminum, steel, wood, and glass, in applications where they can provide cost advantages and better performance.

Global Leader in PE I’m green™ bio-based, Pioneer in Renewable Plastics

We are the global leader in PE I’m green™ bio-based production made from ethanol from sugarcane, 100% verified by ASTM D6866 standard of the American Society for Testing and Materials organization, and it is the first PE of renewable origin to be produced in industrial scale in the world, 100% drop in solution, which replaces the traditional alternatives without investment in new technologies. We have developed a global portfolio of clients, and our PE I’m green™ bio-based has more than 127 customers in 39 countries for this product. PE I’m green™ bio-based also has a competitive price in comparison with most of the sustainable drop in solutions in the market. We benefit from our presence in Brazil, which is the world’s largest producer of ethanol from sugarcane, with ample access to bio-ethanol feedstock and a renewable energy matrix.

Our PE I’m green™ bio-based stands out with distinctive advantages over other alternatives. Compared to biodegradable, recycled, and fossil-based PE, our renewable product offers: (i) a negative carbon footprint, supported by a proven Life Cycle Assessment (“LCA”) methodology based on C14 measurability; (ii) superior feedstock sustainability; (iii) lower operational risk and seamless compatibility with existing equipment due to identical processing requirements; (iv) established, proven technology and scalability; (v) identical properties and applications as fossil-based PE; and (vi) enhanced recyclability, as it is 100% recyclable.

Benchmark Operator, With World Class Safety Practices and Track Record

We are widely recognized as an experienced and capable operator of petrochemicals plants. Our plants have recorded low accident rates and high utilization levels compared to industry peers. For example, our PP plants in the United States, from 2020-2024 achieved an average of 83% of utilization rate in comparison with the average of 81% in the region, according to CMA. Considering PE from Braskem Idesa in Mexico, the comparison is even wider, with an average of 74% from Braskem compared to the average of 52% for the country, considering the same period, according to CMA.

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

In the United States Gulf Coast, we have a well-diversified supply base with well-developed pipeline connectivity that allow us to source feedstock at a competitive cost in the region. With 23 sources of supply in North America, our geographic and logistics diversity allows for redundancy in supply and flexibility at our PP plants.

Global Marketing Platform

We are a customer-focused organization and have built a deep network of local relationships with 2,975 customers worldwide as of December 31, 2024. We have a long history of development of long-term and close partnerships with clients, focusing on their needs and individual value creation solutions. Our market orientation and wide network are underpinned by a global platform with commercial offices in the Americas, Europe and Asia. Our global marketing platform combines market-focused teams for key market segments as well as regional teams for broader coverage. We encourage innovative thinking, an entrepreneurship mindset, a focus on the value chain and on product quality and service level.

Innovation and Technology, and Research and Development Capabilities

Innovation plays a crucial role in our strategy. Focusing on enhancing technologies and developing new solutions is essential to remain competitive in the market and achieve our strategic objectives. Innovation and technology initiatives are strongly linked to Braskem’s growth avenues, traditional business, combined with industrial decarbonization, bio-based and recycling.

We drive innovation to extract value from our existing assets and create new value propositions to our customers. As a result of our innovation efforts, 6% of our current products have been introduced in the last five years. We employ 370 employees globally in innovation and technology, spread across our research and development centers in Pittsburg and Lexington, Massachusetts (United States), Wesseling (Germany), Coatzacoalcos (Mexico), Triunfo, Campinas and São Paulo (Brazil).

In the second half of 2024 we achieved a significant milestone in connection with our bio-based growth avenue, which was the completion of a new renewable innovation center in Lexington, Massachusetts, in the United States, with total investment of R$124 million (US$ 20 million). The renewable innovation center, which covers approximately 3,200 square meters, will focus on accelerating innovation in renewable chemicals and sustainable materials, expanding our competencies in biotechnology, catalysis, and process engineering. The renewable innovation center can provide new technologies that will enable us to achieve our carbon neutrality objective, as well as ensure our future success in an ever-evolving sector. The work of the renewable innovation center is focused on early-stage developments with research related to the conversion of biomass-based raw materials, such as sugars, ethanol, vegetable oils, lignin, and cellulose, into chemicals and sustainable materials.

The new renewable innovation center is expected to be an important addition to the Boston innovation ecosystem, complementing our research and development operations in other locations, such as Campinas, Triunfo, and Pittsburgh. In this way, we reaffirm our role as a leader in renewable polymers and chemicals, constantly seeking innovation initiatives that promote sustainability and reduce dependence on non-renewable resources.

Qualified Management Team with Proven Success

Our senior management team combines deep operational expertise and knowledge of petrochemical global markets developed over long tenures. We believe we have a strong mergers and acquisitions track record that supported our global expansion in the last decade, including into the United States and Europe, and we believe we have proven success in executing large and complex projects, including the (i) building of Braskem Idesa plants; (ii) construction of a new plant of PP in the United States (Delta Project); and (iii) development of the new ethane terminal in Mexico, the Terminal Química Puerto Mexico (“TQPM”),

Net Cash Generation from Operating Activites Through the Industry Cycles

We have a track record of net cash generation from operating activities through the industry cycles as a result of our scale and competitiveness. The average net cash generated from operating activities was R$6,039 million (US$1,100 million), considering the last five years from 2020 to 2024, which illustrates our ability to generate cash across the industry cycles and varying macroeconomic circumstances.

Industry Overview

In 2024, the global economy maintained a growth trajectory similar to the previous year. This sustained growth was supported by the strong performance of the United States economy, a resilient labor market, and robust consumer spending, even after the aggressive policy rate hikes of 2022 and 2023. Additionally, faster-than-expected net export growth in China helped to mitigate some of the slowdown in consumption.

On the other hand, the global economy was also influenced by high global interest rates aimed at controlling inflation, a slowdown in the Chinese economy, and ongoing tensions between China and the United States. The European manufacturing sector remained weak, and geopolitical conflicts persisted in regions such as Russia, Ukraine, and the Middle East.

Regarding the petrochemical scenario, three structural changes or supply shocks have continued to impact global market dynamics: (i) the competitiveness of natural gas and ethane in the United States and the Middle East, which boosted ethane-based PE production and reduced naphtha's market share; (ii) China's pursuit of self-sufficiency, aiming to lead global supply chains and integrate refineries, creating an oversupply in the industry; and (iii) the reconfiguration of refineries, especially in Europe, reducing global naphtha supply, which has impacted and may continue to impact the cost of naphtha moving forward. These shocks, combined with a slower-growing global demand, have resulted in a surplus of products, especially in China, the United States, and the Middle East, which impacted and continues to significantly impact the margins of the petrochemical industry.

The price of crude oil also continued to oscillate drastically, in the tug-of-war between risk of supply disruption caused by geo-conflicts (prices up) and bearish demand (prices down). Meanwhile the so-called “golden age”, refineries that benefit from strong demand for gasoline and diesel, which is easing, are being impacted, as expected so that naphtha crack spreads, the difference between the price of naphtha and the price of crude oil, began to recover (and sustain) better levels of crack spreads, closing 2024 in the negative US$5 per barrel levels, which is far from the negative double digits recorded in 2023 and 2022. The outcome of the weaker polymer prices and volatile (higher naphtha) feedstock was the decline in most petrochemicals’ spreads in the international market throughout 2024, with some upticks, which were not sustained.

The uncertainties and challenging scenario are expected to continue in 2025, but some rationalization is expected for nonintegrated plants and older inefficient units that are vulnerable to intense competition, especially in the PP market, according to CMA, which may benefit spreads, along with the expectation of continuous improvement of economies (alongside of demand).

In response to these conditions, during 2024 we implemented many initiatives to preserve our financial health and value creation such as, (i) optimization of asset operations, focused on cost discipline; (ii) implementation of financial initiatives, focusing on financial preservation of liquidity position and cash flow; (iii) prioritization of investments and reduction of requirements for capital expenditures, without impacting asset reliability; and (iv) advancement in all fronts related to the geological event in Alagoas, accomplishing the commitments in signed agreements.

Industry Trends

In January 2025, the IMF revised its projection for the world’s GDP growth in 2025 to 3.3%, an estimate that is 0.1 p.p. higher than that forecasted in October 2024. The growth is expected to continue to be uneven between advanced economies and emerging markets. Such growth reflects the difference in monetary policy patterns and disinflation progress, and the impact of geopolitical tensions weigh on economy and trade policy uncertainty in a unique way for each of them. The global disinflation is expected to continue, but in some countries the progress is stalling or being persistent. Some central banks are moving more cautiously in the monetary policy stance and continue to monitor activity, the labor market and exchange rates movements.

According to IMF, several risks could impact global economic growth, predominantly downside risks, especially in the medium term. In the short term, the United States is anticipated to encounter upside risks due to loose fiscal policies and deregulation. While these measures may stimulate growth, they could also result in capital outflows from emerging markets. Medium-term risks are largely downside, with global growth potentially falling below the 2025–26 average of 3.3% due to policy uncertainties and sector-specific challenges in Europe and China. A significant concern is the intensification of protectionist policies worldwide, which may escalate trade tensions and disrupt supply chains. Long-term risks include the potential destabilization of financial markets stemming from fiscal adjustments in the United States, the global trend of deregulation, and permanent output reductions due to labor disruptions worldwide. Furthermore, geopolitical tensions could exacerbate these risks, leading to commodity price spikes and stagflation, particularly affecting importing countries.

Regarding the global petrochemical scenario, the expectation of external consulting firms for 2025 is a scenario of spreads that are similar to those of 2024, still challenged by additional capacities coming online in China. An upward trend of global consumption, based on macroeconomics of resolution of conflicts could partially revert this scenario, also an increase in the rationalization of inefficient capacities, might improve operating rates and consequently spreads.

In this context, we intend to maintain our focus on: (i) advancing the implementation of asset transformation initiatives; (ii) implementing contingency initiatives for the petrochemical cycle, focusing on financial preservation of liquidity position and cash flow; (iii) promoting the competitiveness agenda of the Brazilian chemical industry, seeking measures that guarantee competitive equality; and (iv) complying with the commitments established in the agreements signed with respect to the geological event in Alagoas.

Reportable Segments

As of December 31, 2024, our business operations were organized into three segments, which corresponded to our principal production processes, products and services. Our reportable segments were as follows:

Brazil Segment: includes: (i) the production and sale of chemicals, including olefins and specialties, at the Camaçari Petrochemical Complex in Bahia, the Triunfo Petrochemical Complex in Rio Grande do Sul, the Capuava Petrochemical Complex in the state of São Paulo, and the Duque de Caxias Petrochemical Complex in the state of Rio de Janeiro; (ii) the supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes; (iii) the production and sale of PE, including the production of PE I’m green™ bio-based made from renewable resources, and of PP; and (iv) the production and sale of PVC and caustic soda.

United States and Europe Segment: operations related to PP production and sale in the United States and Europe, through the subsidiaries Braskem America and Braskem Netherlands B.V, respectively.

Mexico Segment: comprises the activities related to the PE production and sale in Mexico, through the subsidiary Braskem Idesa.

Brazil Segment

We have 29 industrial units within four petrochemical complexes in our Brazil Segment (South America) that mainly use naphtha, ethane/propane, refinery off gas (ROG), and ethanol as feedstock to produce ethylene, propylene, green ethylene and their respective chemical co-products, which subsequently are used as feedstock to make thermoplastic resins (PE, PP, PVC and PE I’m green™ bio-based) or sold to third parties.

As of December 31, 2024, our Brazil Segment had the largest annual PE, PP and PVC production capacity in South America, according to CMA. Our Brazil Segment generated net revenue of R$54,844 million during 2024, or 69% of the net revenue of our reportable segments. The following table sets forth our net revenue derived from sales of our Brazil Segment for the years indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of reais)
Net revenue:
Brazil	54,844	49,512	69,080

Our Brazil Segment is comprised of the 1st and 2nd generation operations conducted by us.

Our chemicals operations produce:

•	olefins, such as ethylene, polymer and chemical grade propylene, butadiene and butene-1, and others;
•	intermediates, such as benzene, cumene, paraxylene, ortho-xylene, and others;
•	fuels, such as gasoline, boosters, and others;
•	solvents, such as toluene, xylene, and others; and
•	specialties, such as polyisobutene (PIB), hydrocarbon resin (Unilene®), isoprene, DCPD, piperylene, nonene and tetramer, I’m green™ bio-based PE wax, and others.

Our polyolefins operations produce:

•	polyethylene, including LDPE, LLDPE, HDPE, EVA and PE I’m green™ bio-based made from renewable resources; and
•	polypropylene.

Our PVC production is integrated through our production of chlorine, ethylene and other raw materials, and as of December 31, 2024, our PVC production plants had the largest annual production capacity in South America, according to CMA. The main use of PVC is for pipes and fittings and other products related to the civil construction market. Our vinyl’s operations, including PVC production, also manufacture caustic soda, which is mainly used by producers of alumina, pulp, and paper, and in the soap industry.

Our vinyl’s operations produce:

•	Main products are PVC and caustic soda;
•	Co-products such as hydrochloric acid, ethylene dichloride, and sodium hypochlorite.

Products of our Brazil Segment

The products of our chemicals operations are used primarily in the manufacture of intermediate second-generation petrochemical products, including those manufactured by our polyolefins and vinyls. Our chemicals operations also supply other second-generation producers in each of the petrochemical complexes in which we operate, and other companies located outside of these complexes, and renders services to those producers.The following table sets forth a breakdown of the sales volume of our olefins operations by product and by market for the years indicated (excluding our intra-company sales):

	Year Ended December 31,
	2024	2023	2022
	(in thousands of tons)
Domestic sales:
Ethylene	437	388	477
Propylene	270	265	320
Butadiene	166	156	167
Paraxylene	157	87	167
Benzene	475	400	517
Toluene	51	51	46
Gasoline	921	866	981
Cumene	211	193	213
Other chemicals	365	359	430
Total domestic sales	3,053	2,765	3,318
Total export sales	574	706	704
Total chemicals sales	3,627	3,471	4,022

Our polyolefins operations produce polyethylene, including LDPE, LLDPE, HDPE, UHMWPE, EVA, PE I’m green™ bio-based from renewable resources and polypropylene, including homopolymer and copolymer grade. We manufacture a broad range of polyolefins for use in consumer and industrial applications, including plastic films for food, agricultural and industrial packaging, bottles, shopping bags and other consumer goods containers, automotive parts, engineering and infra-structure goods and household appliances. We also provide technical assistance to our customers to meet their specific needs by adapting and modifying our polyethylene and polypropylene products. We believe that the variety of technological processes at our polyolefins plants provides us with a competitive advantage in meeting our customers’ needs.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of tons)
Domestic sales:
Polyethylene(1)	1,641	1,650	1,835
Polypropylene	1,210	1,165	1,184
Total domestic sales	2,851	2,815	3,019
Total export sales	807	800	827
Total polyolefins sales	3,658	3,615	3,846
(1) Includes LDPE, LLDPE, HDPE, EVA and PE I’m green™ bio-based.

The PVC product, which is part of our vinyls operations, is used primarily in the construction segment. In 2024, based on sales volumes, we had an approximate 40.3% share of the Brazilian PVC market and 17.9% of market share of the Brazilian caustic soda market (excluding consumption of alumina by companies located in the North and Northeast of Brazil).

The following table sets forth a breakdown of the sales volume of our vinyls operations that are part of our Brazil Segment by product line for the years indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in thousands of tons)
Domestic sales:
PVC	490	528	499
Caustic soda	275	332	403
Total domestic sales	765	860	902
Total export sales	–	–	1
Total vinyls sales	765	860	903

Production Plants of Our Brazil Segment

Chemicals Operations

We believe that the technological processes we use at plants in our olefins operations are among the most advanced in the world. Our chemicals operations currently include owning and operating:

•	five major production plants in the Northeastern Complex (two olefins units, two aromatics units and one utilities unit);
•	five major production plants in the Southern Complex (two olefins units, one green ethylene unit, one aromatics unit and one utilities unit);
•	three production plants in the São Paulo Complex (one olefins unit, one aromatics unit and one utilities unit); and
•	two production plants in the Rio de Janeiro Complex (one olefins unit and one utilities unit).

We define the term “unit” to mean several production lines that are linked together to produce olefins, aromatics, or utilities.

The table below sets forth the primary products of our chemicals operations that are part of our Brazil Segment, annual production capacity as of December 31, 2024, and annual production for the years presented:

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2024	2023	2022
		(in thousands of tons)
Ethylene	3,752	2,693	2,653	2,912
Green ethylene	260	198	165	191
Propylene	1,585	1,084	1,082	1,194
Butadiene	480	306	290	351
Benzene, toluene and paraxylene	1,367	753	699	814

Polyolefins Operations

As of December 31, 2024, our polyolefins operations owned 14 production plants, with five plants located in the Southern Complex, three plants located in the Northeastern Complex, four plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth our annual production capacity for each of our primary polyolefins products as of December 31, 2024, and annual production for the years presented:

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2024	2023	2022
		(in thousands of tons)
Polyethylene:
LDPE/EVA (1)	798	639	569	611
HDPE/LLDPE/UHMWPE(2)	2,403	1,600	1,637	1,841
Polypropylene (3)	1,850	1,380	1,350	1,398
(1) Represents capacity and production at five production plants, part of them with swing line capacity capable of producing two types of resins. (2) Represents capacity and production at seven production plants, part of them with swing line capacity capable of producing two types of resins. Capacity varies depending on actual production demands. (3) Represents capacity and production at five plants.

Vinyls Operations

We own four vinyls production plants. One of our plants is in the Northeastern Complex, and three others are in the State of Alagoas.

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

The table below sets forth for each of our primary vinyls products, our annual production capacity as of December 31, 2024, and annual production for the years presented:

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2024	2023	2022
		(in thousands of tons)
PVC	710	462	493	470
Caustic Soda	460	266	303	242

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

As a reference, the following table shows the average Amsterdam-Rotterdam-Antwerp, or the ARA price, of naphtha for the periods indicated.

	2024	2023	2022
	(in US$/t)
Average(1)	657	643	770

(1)	The information in the “Average” row represents the mean average monthly naphtha prices during each respective year.

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

	Year Ended December 31,
	2024	2023	2022
Brazil	43%	43%	42%
Europe	10%	12%	18%
South America	1%	8%	1%
North America	24%	15%	20%
Africa	22%	21%	19%
Others	0%	1%	0%
Total	100%	100%	100%

Ethylene and Propylene

The most significant feedstock of our production of polyethylene and polypropylene are ethylene and propylene. In 2024, the ethylene consumption of our polyethylene operations was totally supplied by our chemicals plants and the propylene consumption of our polypropylene plants were supplied by our chemicals operations and by external sources.

The most significant feedstock associated with the production of PVC is ethylene. Our chemicals operations that are part of our Brazil Segment supply all the ethylene required by our vinyls operations.

Other Materials and Utilities

Our polyolefins operations that are part of our Brazil segment use butene, hexene, vinyl acetate and propane as raw materials in the production of HDPE, LDPE, EVA, UTEC, MTLPE and LLDPE. Butene is consumed from our chemicals operations. We import hexene and vinyl acetate from many suppliers around the globe, and propane we buy from Brazilian suppliers. In our polypropylene operation we use butene as raw material in the production of terpolymer. Butene is supplied from our chemicals operations.

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

In 2024, we made some investments to improve energy and cost efficiency in the Alagoas site, changing the source of energy for steam in the PVC plant operation, from natural gas to biomass, focused on sustainable and cost efficiency gains (Veolia Project).

Salt

We consumed 522,200 tons of salt during 2024, which were all imported from Chile, dissolved in water to make brine, and then treated and sent for processing.

In 2024, we produced 266 kton and imported 21.5 kton of caustic soda to supply our customers. Also, we produced 312 kton and imported 72 kton of ethylene dichloride, which is consumed in PVC production, to supply our PVC plants located in the state of Alagoas and in the Northeastern Complex.

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

Supply Contracts of Our Brazil Segment

Naphtha

Throughout 2024, Braskem and Petrobras had naphtha supply contracts in effect to provide naphtha for our plants in the Southern Complex, the Northeastern Complex, and the São Paulo Complex. All current contracts have a term of five years until the end of 2025.

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

Ethane and Propane

Ethane and propane are the main feedstocks that we use to produce our chemical products in the Rio de Janeiro Complex and represent the principal production and operating cost of the petrochemical cracker in the Rio de Janeiro Complex. The price of ethane and propane that we purchase varies primarily based on changes in the U.S. dollar-based international price of these feedstocks.

In December 2020, we and Petrobras entered into a new ethane and propane supply agreement with a term of five years, from January 1, 2021 to December 31, 2025 as follows:

•	we are required to purchase, and Petrobras is required to deliver a minimum annual volume of ethane and/or propane;
•	we agree to provide Petrobras with a firm commitment order for ethane and propane each month, together with an estimate of the volume of ethane and propane that we will purchase over the immediately succeeding four months;
•	the prices for ethane and propane are based on international price references; and
•	either party may terminate the contract, without prior notice, in the event of, for example: (1) failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that continues for more than 90 days; (3) transfer or offer as a guaranty all or part of rights and obligations under the contract to a third party without the other party’s consent; and (4) dissolution, bankruptcy or liquidation.

•	in 2024, we signed an amendment to this contract which allows for purchases above contractual minimums, with prices to be negotiated between Petrobras and Braskem within a defined price range.

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

Since November 2017, Braskem has the capacity to consume ethane in the cracker in Bahia, partially replacing naphtha. Braskem has invested to create the flexibility to substitute naphtha for ethane in a ratio equivalent to 15% of the ethylene production of the site. 2018 was the first year in which we operated our cracker in Bahia using imported ethane as feedstock. Of the total ethylene produced by the cracker, there was consumption of 4.6% of ethane feedstock in 2024, 0.7% of ethane feedstock in 2023 and 0.4% of ethane feedstock in 2022.

The imported ethane in our Brazilian operations is marginal to domestic supply and the quantity imported in 2024 was 73.5 kton, in 2023 it was 17.7 kton and in 2022 it was 26.5 kton.

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

In 2024, Braskem and Petrobras terminated the existing contract and signed a new one. There were no changes in commercial conditions (such as volume, price and term) between the former contract and the new one.

Propylene Contracts

We have entered into multiple propylene agreements, which had initial terms expiring at various dates between May 2021 and December 2029, some of which were automatically renewed for five additional years and are priced based on international references to assure competitiveness of feedstock.

In 2016, Braskem entered into an agreement with Petrobras for a five-year propylene supply contract with REFAP S.A. (“REFAP”), a subsidiary of Petrobras. This supply contract is priced based on international references. In October 2021, Petrobras and Braskem renewed for one year the propylene supply contract with REFAP. The contract lasted between November 2021 and October 2022 and had the same volume and pricing conditions as the previous contract.

In December 2021, Petrobras and Braskem entered into five new propylene contracts, to be supplied by REPLAN, REVAP, REPAR, REDUC and RECAP, which replaced the existing contracts. These contracts expire between 2026 and 2029 and are priced on international references to assure the competitiveness of feedstock.

Either party may terminate these contracts, without prior notice, in the event of, for example: (1) our failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event occurs, although some of these contracts require that the force majeure event continues for more than 180 days; (3) we transfer or offer as a guarantee all or part of its rights and obligations under the contract to a third party without the other party’s consent; (4) an alteration of Braskem management or corporate purposes that conflicts with the purpose of the contract; (5) the dissolution, bankruptcy or liquidation of Braskem; and (6) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Braskem that conflicts with or impedes the execution of contract’s purpose.

During 2024, Braskem and Petrobras signed four short-term propylene contracts, to be supplied by REFAP. All these contracts were signed and terminated in 2024.

Ethanol Supply Contracts

We buy ethanol from Brazilian producers to supply our facility that produces ethylene and ETBE, using sugar cane ethanol. We have one ethanol supply agreement that will terminate in 2025, two in 2026, and one in 2027. We also purchase ethanol on the spot market from time to time to supplement the contracted volumes. Under the contracts we have, we are or will be required to purchase an annual supply of ethanol sufficient to meet at least 90% of the capacity of this ethylene plant. The price we pay under these contracts is or will be determined by reference to the price of combustible hydrated alcohol as published by the Center for Advanced Studies in Applied Economics of the Superior School of Agriculture (Centro de Estudos Avançados em Economia Aplicada da Escola Superior de Agricultura– CEPEA/ESALQ).

Electricity

Our industrial operations in Brazil represented 81% of our global electric consumption in 2024 and we self-generated 25% of our electrical energy consumption by on-site thermal cogenerations. We currently have a mix of long-term and medium-term energy contracts. 29% of these contracts in 2024 were in an off-site self-production model, in which we purchase a stake in certain wind and solar assets for our own generation of renewable electricity.

Out of the total amount of energy we consumed in 2024, 83% was from renewable sources, considering the purchase of renewable energy, including renewables certificates, renewables asset contracts and renewable percentage of the grid. This percentage was 4% higher than in 2023.

Natural Gas

Natural gas is supplied to our industrial operations in Brazil under long-term contracts in the regulated market by companies that have government licenses and exclusivity to deliver gas in each state. The natural gas consumed by our operations in Brazil in 2024 represented 62% of our consolidated consumption.

Steam and Coal

Steam is essential to our industrial processes. Most of the industrial units generate their own steam from the burning of fuels. In some units, we purchase steam from third parties under long-term contracts. In 2024, 78% of the total amount of purchased steam was for our operations in Brazil.

In Brazil, coal is used to generate steam in our unit located in the petrochemical complex at Rio Grande do Sul. During 2024, coal represented 8.5% of the energy purchased globally by us.

Sales and Marketing of Our Brazil Segment

The Brazil Segment is an integrated business with the production and sale of first and second generation chemicals, including olefins, specialties, vinyls, and polyolefins.

The focus of our Brazilian operations is to maintain our leading position in Brazil and South America through a continued local presence and regular product supply, reinforcing our commitment to the chemical and plastic industry chain in the region, continuing to use our exports to optimize our operations and adjust the imbalances between demand and production. Since we export large volumes of certain products, we also develop long-term relationships with international customers through contracts that minimize our exposure to market conditions and mitigate risk.

We sell most of our olefins products in Brazil to third-party petrochemical producers. We sell the remainder of our products to customers in the United States, Europe, South America and Asia.

Our specialty products are mainly utilized in the production of intermediate second generation petrochemical products. We also supply other second generation producers within the petrochemical complexes where we operate, as well as companies outside these complexes, and provide services to these producers. The primary applications of our products include adhesives, rubbers, cosmetics, lubricants, paints, fuels, and boosters.

Through our polyolefins operations, we sell polyethylene and polypropylene products to 1,680 customers worldwide. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our polyolefins operations generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

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

Sales of Chemicals operations

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

Sales of Polyolefins operations

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

In addition to direct sales of polyolefins to our customers, through our polyolefins operations, we sell products in Brazil through exclusive independent distributors. Our polyolefins operations are served by five distributors, through which we distribute our products pursuant to formal agreements and spot market transactions. We have selected our distributors based on their ability to provide full service to their customers, and also based on their background. These distributors sell our polyethylene and polypropylene products to manufacturers with lower volume requirements and are able to aggregate multiple orders for delivery. They have a wide coverage network in Brazil and, as a result, expand the Braskem brand.Furthermore, by providing customized services and serving smaller customers through a network of distributors, our account managers focus their efforts on delivering high quality service to a smaller number of large and medium direct customers.

Our volume of polyolefins export sales has generally varied based upon the level of domestic demand and the total production availability for our products. Our polyolefins operations have commercial offices in Argentina, Chile, Peru and Colombia. These offices are used to consolidate our marketing efforts in South America, one of our key markets outside of Brazil. Our polyolefins operations may also use the European, Mexican and United States sales force of our United States and Europe Segment and Mexico segment in order to improve the competitiveness of our export sales from Brazil Segment. In each of these regions, we have specific commercial strategies in connection with exports coming from Brazil, which complements our local product availability.

We have established a strategic position in the polyolefins business in South America, North America, Europe and Asia through regular direct sales, local distributors and agents who understand their respective markets. The strategy to increase our presence in these foreign markets is intended, among other things, to reduce our exposure to the cyclicality of the international spot market for polyolefins through the development of long-term relationships with customers in neighboring countries. Our local presence allows us to further enhance our position in those markets and sell our polyolefins operations that are part of our Brazil Segment’s products through our United States and Europe Segment.

Sales of Vinyls operations

Most of our sales of PVC and caustic soda are sold to Brazilian customers and we use third-party distributors to serve smaller and/or specific caustic soda customers. To provide a better logistics support to our Brazilian PVC customers, we serve them through five distribution centers, on a contractual basis, located in: Piracicaba, Mauá and Sumaré, in the State of São Paulo; Joinville, in the State of Santa Catarina; and Araucaria, in the State of Paraná. In addition, we operate 12 warehouse facilities for PVC, on a non-exclusive basis, and five terminal tank facilities (Aratu-BA; Vila Velha- ES; Rio de Janeiro- RJ; Santos – SP; Paranaguá – PR) for caustic soda strategically located along the Brazilian coast to enable us to deliver our products to our customers on a “just-in-time” basis. Our vinyls operations work in close collaboration with its customers, working together to improve existing products as well as to develop new applications for PVC. Our marketing and technical assistance groups also advise current customers and potential ones that are considering the installation of new manufacturing equipment for PVC downstream products.

In addition, our vinyls operations supplies the Brazilian market with emulsion PVC and other copolymers with higher value through imports. Our primary customers operate in the laminated, shoe and automobile sectors. These products represented 0.6% of our consolidated sales volume in 2024.

The specialties business strategy focuses on maximizing the value of flows available in industrial units and on portfolio and geographic diversification, which in 2024 had more than 300 customers around the world, approximately 38% abroad. The Company works in close collaboration with its customers and carries out several studies to create new products and improve existing products.

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

Chemicals Operations

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

Polyolefins Operations

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers worldwide. In 2024, Brazilian polyethylene and polypropylene imports increased by 40% and represented 49% of Brazilian polyolefin consumption.

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

Vinyls operations

Unipar Indupa (formerly Carbocloro and Solvay), or Unipar, and Braskem are the only two PVC producers in Brazil. According to CMA, Unipar’s total Brazilian installed annual production capacity is 293 kton, compared to our annual production capacity of 710 kton. Unipar’s Brazilian production plants are located in São Paulo, closer to the primary PVC market in Brazil, whereas our plants are located in the Northeast of Brazil. However, we believe that our vertically integrated production capabilities, our strong relationship with our customers and our technical assistance programs enable us to effectively compete with Unipar and to make up for any competitive disadvantage due to geographical distance from the market.

In addition to its Brazilian plants, Unipar also has a PVC plant in Argentina that, together with other PVC importers, compete with Braskem. According to ComexStat, imports from all regions accounted for 43.5% of Brazilian PVC consumption in 2024. Most of the imported volume comes from Colombia (Mexichem) that, due to a bilateral agreement with Brazil, can import products without import taxes. Domestically produced PVC is currently competitively priced with imported PVC, considering that our price is based on the international market.

Braskem competes with other producers of thermoplastics resins, mainly polyethylene and polypropylene, that can replace PVC in certain applications. Wood, glass, and metals also are used in some cases as substitutes for PVC.

According to CMA and Abiclor (Associação Brasileira da Indústria de Álcalis, Cloro e Derivados), the three largest Brazilian producers of caustic soda, including Braskem, accounted for 62.5% of capacity in Brazil in 2024.

In 2024, Brazil’s total caustic soda consumption was 1,535 kton, 36.1% of this consumption is attributed to imported caustic soda, based on Abiclor, which includes Braskem own imports to supply part of the market (21 kton).

Our main competitors in the caustic soda market are other international petrochemical companies operating in Brazil and producers located in the U.S. Gulf Coast.

Unites States and Europe Segment

Our Unites States and Europe Segment includes:

•	the operations of Braskem America, which consist of five polypropylene plants in the United States and one Ultra High Molecular Weight Polyethylene – the UTEC® plant; and
•	the operations of two polypropylene plants in Germany.

As of December 31, 2024, our Unites States and Europe Segment’s plants had the largest annual polypropylene production capacity in the United States, according to CMA. Our Unites States and Europe Segment generated net revenue of R$19,444 million during 2024, or 24% of the net revenue of all reportable segments.

In September 2023, a decision was made to hibernate one of the two polypropylene lines at the Marcus Hook plant in Pennsylvania. The hibernation of this line was implemented to ensure the long-term resilience of Braskem’s United States polypropylene business amid continuing global economic uncertainty and a trough in the chemical industry business cycle.

Products of Our United States and Europe Segment

Our United States and Europe Segment produces polypropylene. The sales volume of polypropylene by this Segment was 1,957 kton in 2024, 2,110 kton in 2023 and 2,097 kton in 2022. For a description of the uses of our polypropylene products, see “—Products of Our Brazil Segment.”

Production Plants of our United States and Europe Segment

The table below sets forth the annual production capacity as of December 31, 2024, of the Unites States and Europe Segment’s polypropylene plants in the United States and Germany and the annual production for the years presented:

	Annual Production Capacity	Production For the Year Ended December 31,
Plant		2024	2023	2022
	(in thousands of tons)
United States	2,021	1,521	1,643	1,604
Germany	625	432	494	504

Raw Materials of Our United States and Europe Segment

Propylene

The most significant direct cost associated with the production of polypropylene by our United States and Europe Segment is the cost of purchasing propylene.

We supply our plants in the United States and Europe Segment mainly through contracts from different sources, such as refineries, steam crackers and propane dehydrogenation plants (“PDHs”). The PDHs are on-purpose propylene plants that were a result of rising natural gas production and related production of natural gas liquids. Several companies have announced plans to build these plants utilizing these abundant liquids as an input. In the United States, we have secured a long-term propylene agreement with Enterprise Products, which operates a PDH plant in Texas with an annual capacity of 750 kton. We expect this agreement to provide us with a competitive, long-term supply of propylene, using shale gas and other nontraditional sources as its feedstock. Under this arrangement, the pricing of these contracts will be based on market prices for propane and other market costs

Supply Contracts of Our United States and Europe Segment

We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2024, we had 23 propylene supply agreements and two ethylene supply agreements. The pricing formulas for propylene under these supply agreements are generally based on international market prices.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide approximately 90% of the propylene requirements of these plants. We have two main supply agreements in Germany. The price quotation for propylene under these longer supply agreements are related to the monthly contract price for propylene for Europe (as reported by ICIS-LOR), varying their discounts and/or formula rationale according to each supplier.

Sales and Marketing of Our United States and Europe Segment

Our United States and Europe Segment sells polypropylene products to 440 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our United States and Europe Segment generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

The following table sets forth our net revenue derived from sales of our United States and Europe Segment for the years indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of reais)
Net revenue:
United States and Europe	19,444	17,507	23,421

In the United States and Europe Segment, contracts or general supply agreements with our clients account for 63% of polypropylene sales. These contracts typically last one year and have the option of being renewed at the end of the term. Additionally, these agreements specify required minimum and maximum purchase quantities as well as monthly deliveries.

The remainder of the polypropylene production of the United States and Europe Segment is sold through (1) our direct sales force that seeks to establish supply relationships with customers; (2) a select number of distributors authorized to represent the Braskem brand in the U.S. and European markets; (3) resellers that trade these products under private labels in the North American and European markets; and (4) traders that resell these products in the export markets.

Prices and Sales Terms

The domestic price for PP resins in the United States and Europe Segment reflects the market price, considering the differences between contract and spot prices, or propylene plus pricing. Delivery time, quality and technical service also affect the levels of sales of resins and usually export prices for PP are based on spot market references.

Competition

The United States and Europe Segment is largely a commodities business and competes with local, regional, national, and international companies, some of which have greater financial, research and development, production and other resources than us. Although competitive factors may vary among product lines, our competitive position is primarily based on raw material and production costs, selling prices, product quality, product technology, manufacturing technology, access to new markets, proximity to the market and customer service and support.

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

As of December 31, 2024, our Mexico Segment had the largest annual polyethylene production capacity in Mexico, according to CMA. Our Mexico Segment generated net revenue of R$5,148 million during 2024, or 6% of the net revenue of all of our reportable segments.

Products of Our Mexico Segment

Our Mexico business unit produces ethylene, HDPE and LDPE at our Mexico Complex. We use all of the ethylene produced by our Mexico Complex as raw material for the production of polyethylene by this complex. The sales volume of polyethylene by this unit was 846 kton in 2024. Our Mexico Complex manufactures a broad range of polyethylene grades for use in consumer and industrial applications, including plastic films for food and industrial packaging, bottles, shopping bags and other consumer goods containers, automotive parts, and household appliances. Braskem Idesa remains focused on the growth of the PCR market, especially on product development and marketing capacity through partnerships and strategic alliances.

Technologies selected for the Mexico Segment are proven in the petrochemical market and we believe it provides a competitive advantage in serving our customers to meet their specific needs by adapting and modifying our polyethylene products.

Production Plants of Our Mexico Segment

Our Mexico Segment operates four plants located in the Mexico Complex, consisting of:

•	an ethylene cracker, with an annual production capacity of 1,050 kton of ethylene, which commenced operations in March 2016;
•	two high-density polyethylene plants, with a combined annual production capacity of 750 kton, which commenced operations in April 2016;
•	a low-density polyethylene plant, with an annual production capacity of 300 kton, which commenced operations in June 2016;
•	a 175.6 megawatt power generation plant consisting of one gas turbine (85.6 megawatts), two electric generators with steam turbines (45 megawatts each) and two auxiliar boilers (200 t/h);
•	an effluents treatment plant and a water treatment plant, which return water to the community in a condition that exceeds the applicable regulatory requirements; and
•	A logistic platform and distribution network consisting in 20,000 m2 of warehouse, more than 30,000 m2 of open space capacity, 21 silos (1,050 m3 each one), 14 loading docks and 14 km of rail tracks.
	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2024	2023	2022
	(in thousands of tons)

Mexico (Polyethylene)	1,050	820	808	765

Raw Materials of Our Mexico Segment

The principal raw material used in our Mexico Complex is ethane, in addition to other raw materials such as hexene, propylene and polyaldehyde (PAL). Other chemicals, catalyzers, additives and utilities such as natural gas, electricity and nitrogen are used to produce polyethylene in the Mexico Complex.

Ethane

Ethane is the principal raw material that we use to produce ethylene in the Mexico Complex and represents the principal production and operating cost of the Mexico Complex. The price of ethane that we purchase varies based on changes in the U.S. dollar-based U.S. reference price of these feedstocks. We currently source ethane, from two main sources: (i) locally, pursuant to the Ethane Supply Agreement with Pemex, a state-owned Mexican entity; and (ii) imports from the United States and delivered to our Complex through freight trucks that transport cryogenic isocontainers as part of the Fast Track Solution. As of the years ended December 31, 2024, 2023 and 2022, ethane supply from Pemex was 58%, 65% and 60% respectively and 42%, 35% and 40% respectively, from the Fast Track Solution.

Braskem Idesa is building an Ethane Import Terminal, a long-term alternative source of imported ethane, and a pipeline that will connect the terminal directly to our Complex, through its subsidiary Terminal Química Puerto Mexico, S.A.P.I. (“TQPM”), which as of December 31, 2024 was 94% complete pursuant to the project’s progress. The expected ethane capacity of the Ethane Import Terminal would be enough to fulfill the total ethane needs for the Mexico Complex. This terminal would provide the capacity to import more ethane than we currently require. As a result, our Mexico Segment will be able to source its total needs towards increasing our polyethylene production and taking advantage of the forecasted demand for polyethylene products in North America and globally.

The estimated cost of the Ethane Import Terminal and related infrastructure investment is R$2,762 million (US$446 million) excluding VAT, after the conclusion of several activities related to licenses, purchase of land and easement contracts, and a review of project and implementation costs for the new company.

On June 13, 2022, Braskem Idesa and TQPM entered into a stock purchase agreement with Advario, a carve-out of Oiltanking GmbH for a 50% equity stake in TQPM. The Mexican Antitrust agency (COFECE) approved such purchase on October 3, 2022.

On March 1, 2023, Braskem Idesa received the payment of R$292 million (US$56 million) (including VAT) referring to the capital contribution disbursed, which was equivalent to 50% interest in TQPM’s capital by Braskem Idesa until the respective date, totaling R$584 million (US$112 million) (including VAT). The Ethane Import Terminal is expected to be completed by the second quarter of 2025, but there may be delays.

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

For additional information, see “Item 3. D Risk Factors— Risks Relating to Us and the Petrochemical Industry — We depend on ethane supplied by Pemex in Mexico,” and “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof.”

Ethylene

All the ethylene produced by our Mexico Complex is used by the polyethylene plants in our Mexico Complex.

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

For additional information, see “Item 3.D Risk Factors—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex in Mexico,” “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof” and “—Political and economic conditions and government policies in Mexico, including political interferences in state-owned companies such as Pemex and Cenagas, and elsewhere may have a material impact on our operations.”

Our Mexico Segment uses hexene as a raw material in the production of HDPE. We import hexene for the Mexico Complex from suppliers located in the United States.

Our Mexico Segment uses catalysts supplied by Ineos Europe Limited.

Supply Contracts of the Mexico Segment

Ethane Supply Agreement (with Pemex)

Braskem Idesa is party to an ethane supply agreement with Pemex, dated February 19, 2010, based on commercial conditions (“BI’s Ethane Supply Agreement”).

On September 27, 2021, Braskem Idesa signed the third amendment to the BI’s Ethane Supply Agreement (the “Amended ESA”). Upon effectiveness, the Amended ESA modified certain terms of the BI’s Ethane Supply Agreement, including:

•	with respect to our Mexico Segment, Braskem Idesa agreed to reduce the contractual volume to be purchased on a deliver or pay basis from 66,000 to 30,000 barrels of ethane per day (“Contractual Volume”), until February 2025, provided that, such term may be extended in the event of a delay of obtaining permits not attributable to Braskem Idesa or TQPM. As of the date hereof, the term has been extended until February 2026, or until the ethane import terminal is constructed, commissioned and commercially operational;
•	with respect to our Mexico segment, once the term referred to in the paragraph above expires, Braskem Idesa will have a right of first refusal to acquire ethane that Pemex and its affiliates do not consume for their own processes or for the production of ethylene and derivative products, in a daily volume agreed by Braskem Idesa and Pemex; and
•	as stated under the Amended ESA, the revised term is 20 years starting from the commencement date of supply under the BI’s Equity Supply Agreement, which occurred in June 2015, with three periods of extension of ten years each, being the first extension period mandatory for Pemex and Braskem Idesa.

Ethane Supply Agreement (for the Fast Track)

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

On December 18, 2023, Braskem Idesa entered into a term agreement for the sale of ethane with Braskem Netherlands, B.V., substituted on January 1, 2024 for Braskem Trading & Shipping B.V., in effect until March 2033 using Mont Belvieu price reference, in order to import: (i) additional capacity of ethane to the ethane currently supplied by Pemex before Ethane Import Terminal becomes fully operational; and (ii) all ethane requirements of Braskem Idesa after Ethane Import Terminal become operational.

Storage and Transportation Services Agreement (with TQPM)

On October 31, 2023 Braskem Idesa entered into a Storage Services Agreement and a Transportation Services Agreement with Terminal Química Puerto México S.A.P.I. de C.V. (“TQPM”), with a term of 20 years.

Through these contracts, TQPM will be the responsible for receiving ethane at the Jetty 8 of Laguna de Pajaritos, which is part of the Terminal, unloading from the Braskem Idesa’s chartered vessels and storing it in cryogenic tanks. TQPM is also responsible for transport the ethane by a pipeline that will connect the terminal directly to our Mexico Complex.

The ethane that TQPM will store and transport proceed from the long-term agreement between Braskem Idesa and Braskem Netherlands, B.V. On January 1, 2024, Braskem Netherlands, B.V. was replaced by Braskem Trading & Shipping B.V, as detailed on the above section.

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

For additional information, see “Item 3.D Risk Factors—Risks Relating to Mexico—Political and economic conditions and government policies in Mexico, including political interferences in state-owned companies such as Pemex and Cenagas, and elsewhere may have a material impact on our operations.”

Sales and Marketing of Our Mexico Segment

For the year ended December 31, 2024, our Mexico Segment sold polyethylene products to 336 customers in the Mexican market. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Mexico Segment generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

The following table sets forth our net revenue derived from sales of our Mexico Segment for the years indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of reais)
Net revenue:
Mexico	5,148	4,449	5,834

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

We develop new technologies at our research and development centers: (1) Innovation and Technology Center in Triunfo, Rio Grande do Sul, Brazil; (2) Innovation and Technology Center in Pittsburgh, Pennsylvania, United States; (3) Braskem Laboratory for Biotechnology Development in Campinas, São Paulo, Brazil; (4) Process Technology Development Center in Mauá, São Paulo, Brazil; (5) European Technical Center in Wesseling, North Rhein Westphalia, Germany;(6) Mexican Technical Center in Nanchital, Vera Cruz, Mexico; and (7) Braskem Renewable Innovation Center, in Lexington, Massachusetts, United States, where we develop new processes, technologies, products and applications for many market segments. As of December 31, 2024, we had 370 employees dedicated to R&D. Through these centers, we coordinate and conduct our research and development activities that include scale-up (pilot plants operation), analytical testing, catalyst development and testing, advanced materials characterization, process technology development and research capabilities on renewable sources, biotechnology, recycling and decarbonization.

In 2024, we invested R$82.7 million (US$ 15.3 million) in innovation and technology CAPEX considering the infrastructure in the United States, Brazil and Europe, which includes the conclusion of the new renewable research center in Lexington, Massachusetts, United States, and other resources that support the entire innovation pipeline, such as laboratory and industrial equipment, and structures necessary for project development.

The R&D portfolio has 67% of the projects with a positive sustainability score, which means we are developing products and technologies that have a positive impact in the environment. The positive impacts of these initiatives are related to reductions in water and/or energy consumption, chemical safety, greenhouse gas emissions, and circularity. The other 33% are neutral and there are no projects with negative sustainability score.

In 2024, we made relevant upgrades to our portfolio. At Braskem, bio-based projects aim to develop low-carbon chemicals on a commercial scale, produced sustainably, using biological raw materials with a negative carbon footprint. For the bio-based growth avenue, we maintained our partnership with the Countless consortium in Europe, led by Vito N.V., to evaluate the first continuous catalytic hydrogenolysis process of lignin on a demonstration scale. We also partnered with Lallemand Biofuels & Distilled Spirits (LBDS) to develop renewable chemicals, seeking sustainable alternatives to fossil products.

Another advancement was a partnership with Petrobras, after successfully completing a series of industrial-scale tests to produce Refinery Light Hydrocarbons (RLH) with renewable content, using ethanol derived from sugarcane. This project, developed over 12 months, aims to create sustainable raw materials for the chemical industry, contributing to the reduction of CO₂ emissions compared to conventional products.

As part of our ongoing recycling avenue initiatives, new post-consumer recycled grades (PCR) were launched, contributing to our commitment to eliminate plastic waste. Our portfolio contains PCR resins for flexible and rigids applications, making it the most comprehensive on the market today, with a presence in both secondary and primary packaging segments.

In chemical recycling, we have made significant advances in technologies focused on catalytic depolymerization. These technologies not only help us reduce our carbon footprint but also allow the use of a wide range of plastic raw materials, expanding our recycling possibilities.

Additionally, we have established a new partnership with the Netherlands Organization for Applied Scientific Research (“TNO”) to develop dissolution recycling technology (“Möbius”), which is similar to mechanical recycling. This collaboration aims to create high-quality polymer resin from plastic waste, promoting a circular economy and sustainability. The Möbius technology uses a dissolution process to eliminate impurities and generate 100% segregated products, ideal for various applications, including food packaging.

In the context of the strategy to achieve carbon neutrality by 2050, we continue to invest in the development of innovative solutions for decarbonizing our operations. We understand that there is no single route or technology to neutralize greenhouse gas emissions and that a combination of them will likely be used for a given industrial unit. Thus, CCU (Carbon Capture and Utilization), CCS (Carbon Capture and Storage), Electrification of equipment, and Low-Carbon Fuels are some of the decarbonization alternatives being evaluated to form a set of solutions to achieve carbon neutrality. One notable partnership is with the University of Illinois Chicago (UIC) that aims to capture CO₂ from gases emitted from industrial operations and convert it to ethylene in addition to other chemicals.

Maintenance

Most of our maintenance is performed by third-party service providers. For example, we have contracts with Siemens Energy, Asea Brown Boveri, General Electric, Tenenge – Montagem e Manutenção Ltda. (a subsidiary of Novonor S.A.), Rip Serviços Industriais S.A, In Haus Industrial and other service providers to perform maintenance for our basic petrochemical plants and other units.

Our maintenance strategy and planning are defined by our maintenance team while maintenance detailing and execution are primarily performed by contractors, with a small portion performed by our maintenance technicians.

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

Plants of Our Brazil, and United States and Europe Segment

We have a regular maintenance program for each of our polyolefin plants. Production at each of our polyolefin plants generally is shut down for 15 to 30 days every 3 to 6 years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. While our chemicals plants must be shut down for up to 45 days every 6 to 8 years for maintenance, our polyolefins plants may be shut down for shorter periods due to the smaller size and complexity of the assets when compared to chemical plants. We coordinate the maintenance cycles of our polyolefin plants located at Brazil and Mexico with those of our basic petrochemicals plants. Similarly, our polyolefins plants located in the United States and Europe attempt to coordinate their maintenance cycles with the routines of their largest suppliers.

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

Operating Permits

Under Brazilian federal and state environmental laws and regulations, we are required to obtain operating permits for our manufacturing plants. If any of our environmental licenses and permits lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, we may be subject to fines ranging from R$500 to R$50 million, and the Brazilian government may partially or totally suspend our activities and impose civil and criminal sanctions on us.

Each State in which we operate has its own environmental standards and state authorities have issued operating permits that must be renewed periodically. Additionally, all projects for the installation and operation of industrial plants in the Northeastern Complex, Southern Complex, São Paulo Complex, Rio de Janeiro Complex and Alagoas plants are subject to approval by various environmental protection agencies, which must approve installed projects prior to their commencement of operations and must renew such approval periodically thereafter. State authorities have issued operating permits for all of our plants, as follows: the Northeastern Complex (State of Bahia); Southern Complex (State of Rio Grande do Sul), São Paulo Complex and Paulínia plants (State of São Paulo), Rio de Janeiro Complex (State of Rio de Janeiro) and our Alagoas plants (State of Alagoas). We make all reasonable efforts to ensure that our operations in Brazil are in compliance in all material respects with applicable Brazilian federal, state, and local environmental laws and regulations currently in effect, and we have an internal audit process and a management system in place assuring that the permits that will expire be renewed in a timely manner.

Industrial Waste

Companhia Riograndense de Saneamento, or Corsan, sanitation company, operates an integrated system for liquid effluents treatment, or Sitel, in the Southern Complex. Sitel treats wastewater generated by us and the other petrochemical producers at the Southern Complex at a liquid effluents treatment station located in the Southern Complex. This treatment station also includes a system for the collection of contaminated wastewater and disposal after treatment. We treat wastewater generated by us at the Rio de Janeiro Complex at a liquid effluent treatment station located in the Rio de Janeiro Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. Hazardous solid waste is co-processed in cement kilns or incinerated and other kinds of solid waste are disposed of in landfills.

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

In our Bahia plants, all wastewater is transported to the wastewater treatment facility at Cetrel. Hazardous liquid and solid waste are incinerated at high temperatures and non-hazardous solid waste is co-processed and sent to cement customers to be used as energy in cement kilns. Other kinds of solid waste are disposed of in landfills.

In our Alagoas plants, organochlorines waste is incinerated, producing steam and wastewater. All wastewater is treated at a treatment station located in the complex. Solid waste is separated and disposed of in landfills.

Additionally, we have a series of recycling programs that include recycling of solid waste and wastewater. As of December 31, 2024, we recycled or reused 54.2% of the solid waste generated by our plants and 19% of the water used in our production processes.

Mercury

As of April 8, 2020, our chlor-alkali plant in Bahia based on mercury cell technology shut down following the end of the facility’s useful life, and it has been decommissioned. The decommissioning strategy involves equipment decontamination/dismantling and proper waste disposal.

In December 2023, the Company finalized the dismantling of the entire unit (except the areas of demercurization of effluents and solid waste) and disposing of its properly decontaminated waste.

In compliance with applicable regulation (CONAMA No. 420), in 2024 all the phases for the environmental diagnosis of potentially contaminated areas (Preliminary Assessment, Confirmatory Investigation and Detailed Investigation) were completed. For 2025, a Human Health Risk Assessment will be completed with the aim of supporting the remediation strategy of the area.

Compliance with Environmental Laws in the United States

Our operations in the United States are subject to federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment; the generation, storage, handling, management, transportation and disposal of hazardous waste, industrial waste and other types of waste; the use, storage, and handling of various types of products and materials; and the protection of human health, safety and the environment. Such laws include but are not limited to, the Clean Air Act, the Clean Water Act of 1970, the Toxic Substances Control Act (“TSCA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), and the Resource Conservation and Recovery Act (“RCRA”), and their implementing regulations. Specific permits must be obtained to authorize certain types of operations, emissions or discharges. For example, our plants in Texas, Pennsylvania, and West Virginia are required to maintain various permits relating to air quality and treatment of industrial wastewater, and to comply with regulatory requirements relating to waste management. Our operations in United States are in compliance in all material respects with applicable United States federal, state and local environmental laws and regulations currently in effect.

As with the U.S. petrochemical industry generally, costs associated with compliance with existing and anticipated laws and regulations increases the overall cost of operating our U.S. plants, including operating costs and capital costs to construct, maintain, and upgrade equipment and plants. These laws and regulations have required, and are expected to continue to require, expenditures of both a capital and an expense nature.

The Clean Air Act, which was last amended in 1990, requires the United States Environmental Protection Agency, or the EPA, to set National Ambient Air Quality Standards (“NAAQS”) for pollutants considered harmful to public health and the environment. The Clean Air Act requires periodic review of the science upon which the standards are based and of the standards themselves. NAAQS for ozone and fine particulate matter (referred to as PM2.5) promulgated by the EPA have resulted in identification of nonattainment areas throughout the country, including certain areas within Texas, Pennsylvania, and West Virginia, where Braskem America operates plants. As a result of these nonattainment designations by the EPA, state or local air pollution control agencies are required to apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds), and fine particles (including PM2.5 precursors) in order to demonstrate attainment with the applicable NAAQS. Such requirements may include imposition of offset requirements and could result in enhanced emission control standards.

The last time EPA reviewed the NAAQS for ozone was in 2020. At that time, EPA determined to retain the current primary and secondary NAAQS for ozone of .070 ppm. On February 7, 2024, EPA announced that it was significantly lowering the primary (health-based) annual NAAQS for PM2.5 from 12.0 µg/m3 to 9.0 µg/m3. Any states in nonattainment with the new standard will be required to revise implementation plans to demonstrate what steps they will take to further reduce the concentration of PM2.5 in the ambient air to come into attainment, including through regulating PM2.5’s precursor pollutants. Such state-specific requirements would become applicable, if at all, following a multi-year process, because the plans require EPA approval. In turn, state regulations implementing changes consistent with the states’ revised implementation plans will likely not be promulgated for several years.

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

Additionally, there are various legislative and regulatory measures to address greenhouse gas emissions from coal-fired and oil-fired energy plants which are in various stages of review, discussion or implementation by Congress and the EPA. In early 2025, EPA Administrator Lee Zeldin, in response to direction from the Trump Administration, announced EPA’s intention to reconsider many Clean Air Act regulations, including without limitation those aimed at reducing greenhouse gas emissions. While it is currently not possible to predict the final impact, if any, that these efforts may have on the affected regulations, nor on Braskem America or the U.S. petrochemical industry in general, such regulations could result in increased utility costs to operate our plants in the United States if they remain in effect. The EPA’s regulations of electricity generating plants do not specifically apply to Braskem America’s operations but could have a collateral effect. In addition, potential future regulations limiting greenhouse gas emissions of carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America’s business and also may reduce demand for its products.

Also relevant to Braskem America is the 2024 final rule entitled “Accidental Release Prevention Requirements: Risk Management Programs Under the Clean Air Act; Safer Communities by Chemical Accident Prevention (the “RMP Rule”). Unlike the utility-sector rules discussed above, the RMP Rule does apply to certain of Braskem’s operations in the United States. The RMP Rule is scheduled to take effect in 2025, however, in March of this year, EPA announced that it plans to undertake a new rulemaking process to reassess the requirements in the RMP Rule in light of the Trump Administration’s policy priorities. The EPA stated that it intends to complete the rulemaking as expeditiously as practicable and aims to publish a revised final regulation in late 2026. In the meantime, the RMP Rule remains in effect.

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

As with the petrochemical industry in the European Union generally, compliance with existing and anticipated German laws and regulations increases the overall cost of operating our European business, including operating costs and capital costs to construct, maintain and upgrade equipment and plants. These laws and regulations have required and are expected to continue to require us to make expenditures of both a capital and an expense nature.

At our Schkopau and Wesseling plants in Germany, we are required to maintain air, radiation, waste water and waste management permits. We are in possession of all necessary permits.

Furthermore, our Wesseling and Schkopau plants in Germany are subject to existing European GHG regulations and a cap-and-trade program relating to emissions. We have purchased sufficient carbon dioxide emissions permits for our operations until the end of 2025, provided we operate under normal business conditions. We will purchase any additional permits that may be required on the emission trade market. We are not aware of any new environmental regulations that would materially affect our European operations. Accordingly, we cannot estimate the potential financial impact of any future European Union or German environmental regulations.

Sustainability

In April 2018, our board of directors approved our policy on global sustainable development. Its objective is to encourage economic growth, environmental preservation and social justice by developing sustainable solutions related to chemical and plastic production. In connection with these objectives, we have developed a three-pronged approach: (1) seek and develop sustainable sources and operations, (2) develop and deliver a portfolio of sustainable products and services, and (3) work with our clients to offer sustainable solutions that benefit society as a whole.

Circular Economy

Consistent with our purpose of contributing to the transition from a linear economy into a circular economy, effectively demonstrating our commitment to sustainable development, we announced in 2018 our global positioning statement titled “Braskem’s Positioning in the Circular Economy.”

This commitment, which evolved in 2020 into a carbon-neutral circular economy, positions Braskem as part of the solution, working with all interested parties to transform the linear economy into a circular one, where society’s needs are met by more innovative and sustainable materials, processes, and systems. The initiatives include offering recycled content solutions to our clients, developing recycling technologies and innovation, engaging consumers through educational actions on conscious consumption and proper disposal, as well as supporting our clients to design more sustainable packaging.

Property, Plant and Equipment

Our properties consist primarily of petrochemical production plants in:

•	Camaçari, in the State of Bahia, Brazil;
•	Triunfo, in the State of Rio Grande do Sul, Brazil;
•	Duque de Caxias, in the State of Rio de Janeiro, Brazil;

•	Paulínia, Cubatão, Santo André and Mauá, in the State of São Paulo, Brazil;
•	Maceió and Marechal Deodoro, in the State of Alagoas, Brazil;
•	La Porte, Freeport and Seadrift, in the State of Texas, United States;
•	Marcus Hook, in the State of Pennsylvania, United States;
•	Neal, in the State of West Virginia, United States;
•	Schkopau and Wesseling, in Germany; and
•	Coatzacoalcos, in Mexico.

For more information, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Our principal executive offices are located in São Paulo, in the State of São Paulo, and we have an administrative support office in the City of Salvador, in the State of Bahia, Brazil, in Philadelphia, in the State of Pennsylvania, in the United States, and in Rotterdam, in Netherlands. We also have equity interests in investments located in other countries. We own all of our production plants, but we generally lease our administrative offices.

The following table sets forth our properties as of December 31, 2024, by location of plants, products produced and size of plant.

Type of Product	Location of Plants			Size of Plant
Product	Country	State	City	(in hectares)(1)
Chemicals	Brazil	Rio Grande do Sul	Triunfo	153
Chemicals	Brazil	Bahia	Camaçari	137
Chemicals	Brazil	São Paulo	Santo André	72
Chemicals/Polyethylene	Brazil	Rio de Janeiro	Duque de Caxias	56
Chemicals	Mexico	Veracruz	Coatzacoalcos	24
Polyethylene	Brazil	São Paulo	Cubatão	86
Polyethylene	Brazil	Rio Grande do Sul	Triunfo	80
Polyethylene	Brazil	Bahia	Camaçari	38
Polyethylene	Brazil	São Paulo	Santo André	17
Polyethylene	Mexico	Veracruz	Coatzacoalcos	15
Polypropylene	United States	Texas	La Porte	87
Polypropylene	Brazil	Rio Grande do Sul	Triunfo	43
Polypropylene	Brazil	São Paulo	Paulínia	40
Polypropylene	United States	West Virginia	Neal	27
Polypropylene	Germany	North Rhine-Westphalia	Wesseling	26
Polypropylene	Brazil	São Paulo	Mauá	20
Polypropylene	Brazil	Rio de Janeiro	Duque de Caxias	15
Polypropylene	United States	Texas	Freeport	9
Polypropylene	United States	Pennsylvania	Marcus Hook	7
Polypropylene	Germany	Saxony-Anhalt	Schkopau	4
Polypropylene	United States	Texas	Seadrift	3
Caustic soda/chlorine	Brazil	Alagoas	Maceió	34
PVC	Brazil	Alagoas	Marechal Deodoro	74
PVC/caustic soda(2)/chlorine(2)	Brazil	Bahia	Camaçari	13

(1)	One hectare equals 10,000 square meters.

(2)	In January 2020, Braskem announced the permanent shutdown of its chlor-alkali production facility located in Camaçari, in the State of Bahia. The shutdown is explained by the end of the facility’s useful life and started in April 2020, following the applicable safety standards and seeking to protect people, local communities and the environment.

We believe that all of our operating plants are in good operating condition. As of December 31, 2024, the consolidated net book value of our property, plant and equipment was R$40,417 million.

Certain of our chemicals plants, our polyethylene plant and our polypropylene plant located in the Rio de Janeiro Complex had been mortgaged to secure certain of our financial transactions, which were already paid off, and the mortgage liens are expected to be released

Insurance

In addition to the policies described below for our Brazilian and international operations, we maintain other insurance policies for specific risks, including general and product liability, environmental liability, directors and officers liability, workers’ compensation, domestic and international credit operations, marine cargo and charterers’ liability insurance, among others.

We believe that our insurance coverage is reasonable in amount and consistent with industry standards applicable to chemical companies operating globally.

Operations in Brazil, Mexico, the United States and Germany

We carry insurance for all our plants against property damage and consequent business interruption through comprehensive “all risk” insurance policies.

This insurance program is underwritten through separate policies in Brazil, Mexico, the United States and Germany by large insurance companies. The leading insurers are Mapfre (rating S&P A-), and Inbursa (rating S&P AAA). These policies are valid until April 2026.

Set forth is a table with additional information related to our all-risk insurance policies.

Policy / Region US$ bn	Value at risk — P D + BI (1)	Indemnity Limit PD + BI(1)
Brazil	30.4	3.9
Mexico(2)	5.1	1.9
United States and Germany(2)	5.2	1.2

(1)	PD = Property Damage; BI = Business Interruption.
(2)	Includes coverage for acts of terrorism.

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

We have also put into practice specific compliance objectives for our leadership and formal engagement with certain initiatives, such as the UN Global Compact and the Business Pact for Integrity and Against Corruption established by the Ethos Institute in Brazil. In 2023, we also committed to Transparency 100%, an initiative of the UN Global Compact to promote corporate transparency in Brazil.

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

We have held since 2021 the certification ISO 37001 – Anti-bribery Management Systems, published by the International Organization for Standardization (ISO), attesting that our anti-bribery management system complies with the rule’s standards developed by ISO.

This certification is granted by an external auditor certified by INMETRO. QMS Certification was the external auditor responsible to certify Braskem in both the 2021-2023 cycle and 2024 cycle.

ITEM 4.A UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2024 and 2023 and for the three years ended December 31, 2024, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information.”

For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Statement of Profit or Loss —Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022” on pages 125-139 of our annual report on Form 20-F for the year ended December 31, 2023.

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

Overview

Our results of operations for the years ended December 31, 2024, 2023 and 2022 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•	GDP growth in the regions where we operate, including as follows:
o	Brazil’s GDP, which grew 3.4% in 2024, as compared to 3.2% in 2023 and 3.0% in 2022, which affected the demand for our products and, consequently, our sales volume;
o	the U.S. GDP, which grew 2.8% in 2024, as estimated in a report released by the Bureau of Economic Analysis on February 2025, as compared to 2.5% in 2023 and 1.9% in 2022, which affected the demand for our products and, consequently, our sales volume;
o	Euro Area’s GDP, which grew 0.9% in 2024, as estimated in a report released by the European Central Bank on January 30, 2025, as compared to 0.4% in 2023 and 3.5% in 2022, which affected the demand for our products and, consequently, our sales volume;
o	Mexico’s GDP, which grew 1.5% in 2024, as estimated by the Mexican National Institute of Statistics and Geography (INEGI) in a report released in February 2025, as compared to 3.2% in 2023 and 3.9% in 2022, which affected the demand for our products and, consequently, our sales volume; and
o	according to the IMF, the world’s GDP is expected to expand 3.2% in 2024, as compared to 3.3% in 2023 and 3.5% in 2022; it is projected to expand 3.3% in 2025.
•	the expansion or contraction of global production capacity for the products that we sell;
•	the international market price of naphtha ARA, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced a high level of volatility during the year ended December 31, 2024, fluctuating in a range between US$612 and US$710 per ton during such period, compared to fluctuation in a range between US$550 and US$719 per ton during 2023;
•	the international market price of propylene in the Unites States, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced a high level of volatility during the year ended December 31, 2024, fluctuating in a range between US$860 and US$1,279 per ton during such period, compared to fluctuation in a range between US$761 and US$1,279 per ton during 2023;

•	the average Brazilian prices of resins expressed in U.S. dollars, which fluctuate to a significant extent based on international prices for these products and which also have a high correlation to our raw material costs;
•	our crackers’ average capacity utilization rates, which in 2024 were higher (1 p.p.), explained mainly by resumption of normal operations after the scheduled maintenance shutdown at the petrochemical complex in Bahia in the fourth quarter of 2023;
•	government industrial policies in the countries and regions in which we operate;
•	changes in the real/U.S. dollar exchange rate, including the depreciation of the real against the U.S. dollar by 27.9% in 2024, and the appreciation of 7.2% in 2023 and 6.5% in 2022.
•	the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the SOFR rate, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;
•	the inflation rate in Brazil, which was 4.8% in 2024, as measured by the IBGE (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to consider the effects of inflation or bears interest at rates that are partially adjusted for inflation; and
•	tax policies and tax obligations.

Our financial condition and liquidity are influenced by various factors, including:

•	our ability to generate cash flows from our operations;
•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;
•	our ability to continue to be able to borrow funds from international and Brazilian financial institutions and to sell our debt securities in the international and Brazilian securities markets, which is influenced by a number of factors discussed below, including the adverse effect of any pandemic on the world economy and our business, financial condition and results of operations;
•	our capital expenditure requirements, which consist primarily of maintenance of our operating plants, expansion of our production capacity and research and development activities; and
•	the requirement under Brazilian law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income (calculated as net income for the financial year, after absorption of accumulated losses and for reserves, including legal reserves, pursuant to applicable law, or “Adjusted Net Income”), unless our board of directors, in accordance with applicable law, reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time, provided that payment of any minimum preferred dividends is not affected. Our fiscal council must opine on any suspension of the mandatory distribution.

Recent Developments

In January 2025, the Company decided to reassess and discontinue new investments in Oxygea. The decision is aligned with the Company’s strategic direction of prioritizing its assets and investments, both operational and strategic, in order to optimize capital allocation and cash generation. As of December 31, 2024, the balance of the investment in Oxygea was R$134 million, which will be transferred to Braskem S.A., with no expectations of relevant losses in the process.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of December 31, 2024, and 2023 and for each of the years ended December 31, 2024, 2023 and 2022 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Operating Segments and Presentation of Segment Financial Data

As of December 31, 2024, our business operations were organized into three segments, which corresponded to our principal production processes, products and services. Our reportable segments were as follows:

•	our Brazil Segment, which includes:
(i)	production and sale of chemicals at the petrochemical complex located in Camaçari, in the State of Bahia, or the Northeastern Complex, the Petrochemical complex located in Triunfo, in the State of Rio Grande do Sul, or the Southern Complex, the Petrochemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex and the petrochemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex;
(ii)	supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes;
(iii)	production and sale of PE, including the production of PE I’m green™ bio-based from renewable resources, and PP produced by us in Brazil; and
(iv)	our production and sale of PVC and caustic soda;

The Brazil Segment accounted for net revenue of R$54,844 million, including exports from Brazil, or 69% of our consolidated net revenue of all reportable segments;

•	our United States and Europe Segment, which includes our production, operations and sale of polypropylene in the United States and Germany. This segment accounted for net revenue of R$19,444 million, or 24% of our consolidated net revenue of all reportable segments; and
•	our Mexico Segment, which includes our production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico. This segment accounted for net revenue of R$5,148 million, or 6% of our consolidated net revenue of all reportable segments.

In 2024, 2023 and 2022, 57.2%, 56.7% and 58.2% of our net revenue, respectively, related to sales performed in Brazil, and 42.8%, 43.3% and 41.8% of our net revenue in 2024, 2023 and 2022 was derived from our international operations.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment in the Countries in which we Operate and Demand for Our Products

Our sales in Brazil and exports from Brazil represented 69% of our net revenue of all of our reportable segments in the year ended on December 31, 2024. We are significantly affected by economic conditions in Brazil and in the other countries in which we operate, and our results of operations and financial condition have been, and will continue to be, affected by the growth or contraction rates of the GDP of Brazil, the United States, Europe and Mexico, and by global growth or contraction rates.

The following table shows the GDP (growth/reduction), inflation, interest rates and exchange rate data for Brazil as of and for the periods indicated.

	December 31,
	2024	2023	2022	2021	2020
GDP growth / reduction(1)	3.4%	3.2%	3.0%	4.8%	(3.3)%
Inflation (IGP-M)(2)	6.5%	(3.2)%	5.5%	17.8%	23.1%
Inflation (IPCA)(3)	4.8%	4.6%	5.8%	10.1%	4.5%
CDI rate(4)	11.8%	11.9%	13.7%	8.8%	1.9%
(Appreciation) depreciation of the real vs. U.S. dollar	27.9%	(7.2)%	(6.5)%	7.4%	28.9%
Period-end exchange rate—US$1.00	R$6.1923	R$4.8413	R$5.2177	R$5.5805	R$5.1967

Sources:		IBGE (Instituto Brasileiro de Geografia e Estatística), Fundação Getúlio Vargas and the Brazilian Central Bank.
(1) Brazilian GDP measured according to Sistema IBGE de Recuperação Automática SIDRA.
(2) Inflation measured according to the general market price index (Índice Geral de Preços-Mercado) (IGP-M) by Fundação Getúlio Vargas.
(3) Inflation measured according to the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo) (IPCA) by the IBGE.
(4) The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period, by Demab (Departamento de Operações de Mercado Aberto do Banco Central).

Brazilian GDP growth has fluctuated significantly, and we believe that it will likely continue to do so. Our management believes that the impact on growth in Brazil will positively affect our future net revenue and results of operations, and a continued recession or low growth in Brazil would likely reduce our future net revenue and have a negative effect on our results of operations.

According to the IMF, the global economy is resilient and should remain stable, amid disinflation progress. The world’s GDP expanded 3.5% in 2022, 3.3% in 2023 and is expected to reach 3.2% in 2024 and 3.3% in 2025.

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

Our consolidated U.S. dollar-denominated indebtedness represented 93.9% of our outstanding indebtedness as of December 31, 2024, including our debt related to Braskem Idesa. Excluding it, our consolidated U.S. dollar-denominated indebtedness represented 92.1% of our outstanding indebtedness as of December 31, 2024.

As a result, when the real depreciates against the U.S. dollar:

•	the interest costs on our U.S. dollar-denominated indebtedness increase in reais, which adversely affects our results of operations in reais;
•	the amount of our U.S. dollar-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase; and
•	our financial expenses tend to increase as a result of foreign exchange losses that we must record, mitigated by our decision to designate, on May 1, 2013, October 10, 2017, February 2, 2019, May 2, 2019, November 1, 2019, December 31, 2019, January 2, 2020, March 1, 2021, September 1, 2022, October 1, 2023, and October 31, 2024 as part of our U.S. dollar-denominated liabilities as a hedge for our future exports.

Export sales and sales by our United States and Europe Segment, which enable us to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of our U.S. dollar-denominated debt service obligations, but they do not fully match them. To further mitigate our exposure to exchange rate risk, we try, where possible, to enter into trade finance loans for our working capital needs, which funding is generally available at a lower cost because it is linked to U.S. dollar exports.

The real/U.S. dollar exchange rate varied significantly over time. The real depreciated against the U.S. dollar from mid-2011 to early 2016, and again from early 2018 to 2020. As of December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per US$1.00, as of December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805 to US$1.00, as of December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177 to US$1.00, as of December 31, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413 to US$1.00 and as of December 31, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$6.1923 to US$1.00. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

During the year ended December 31, 2024, 42.8% of our net revenue was derived from sales of our products outside Brazil as compared to 43.3% during 2023 and 41.8% during 2022.

Sales outside Brazil are important to us for diversification purposes in relation to regional supply and demand balance, macroeconomic factors, and the political environment. In line with our strategy, sales outside Brazil affect our financial performance by hedging our operations against risks linked to Brazil.

In the past years, the worldwide economy continued to be affected by geopolitical uncertainties, the conflict between Russia and Ukraine, the conflicts involving Hamas, Israel and Hezbollah, and other conflicts in the Middle East, increasing inflation rates worldwide and the “zero-COVID” policy implemented by China during 2022. The combination of these factors caused reduction or suspension of production, directly affecting the market for petrochemical products and other products around the world.

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

During 2024, three structural changes or supply shocks have impacted the global market dynamics, namely: (i) the competitiveness of natural gas and ethane in the United States and the Middle East, which boosted ethane-based PE production and reduced naphtha's market share; (ii) China’s pursuit of self-sufficiency, aiming to lead global supply chains and integrate refineries, creating an oversupply in the industry; and (iii) the reconfiguration of refineries, especially in Europe, reducing global naphtha supply which has impacted and may continue to impact the cost of naphtha moving forward. These shocks, combined with slower-growing global demand, have resulted in a surplus of products, especially in China, the United States, and the Middle East, which impacted and continues to significantly impact the margins of the petrochemical industry.

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

Effects of Fluctuations in Naphtha, Ethane, Propane and Propylene Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second-generation products. Political instability in the Middle East or similar events that may occur, including the military conflict between Russia and Ukraine and, more recently, the conflicts involving Hamas, Israel and Hezbollah, and other conflicts in the Middle East, may lead to unpredictable effects on the global economy or the economies of the affected regions. These events have had and may continue to have negative impacts on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

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

Effects on Cost of Products Sold

Naphtha is the principal raw material used by our chemicals operations that are part of our Brazil Segment. Naphtha and condensate accounted for 37% of our consolidated cost of products sold during 2024.

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

Capacity Utilization

Our operations are capital-intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate at all of our production plants.

The table below sets forth capacity utilization rates with respect to the production plants for some of our principal products for the periods presented:

	Year Ended December 31,
	2024	2023	2022

Ethylene Brazil	72%	71%	78%
PE Brazil	73%	72%	80%
PP Brazil	75%	73%	76%
PVC Brazil	65%	70%	66%
PP United States and Europe	74%	81%	80%
PE Mexico	78%	77%	73%

In 2024, the average utilization rate of petrochemical crackers in Brazil remained in line with 2023, mainly due to the normalization of operations after the scheduled maintenance shutdown at the Bahia Petrochemical Complex in the fourth quarter of 2023, partially offset by the shutdown of operations at the Triunfo Petrochemical Complex, in Rio Grande do Sul, due to the extreme weather event that hit the state in the second quarter of 2024. In the United States and Europe segment, year over year, the utilization rate was lower mainly due to: (i) scheduled maintenance shutdowns at the plants in Europe and at one plant in the United States; and (ii) the unscheduled maintenance shutdown at a plant in the United States during the first quarter of 2024, lasting approximately one month, and the unscheduled maintenance shutdowns at the plants in Europe during the fourth quarter of 2024. Compared to 2023, the utilization rate of PE plants in Mexico was higher, reaching the highest annual utilization rate since 2017 due to the higher availability of ethane. In 2024, the average supply of ethane was approximately 50 thousand barrels per day, higher than the volume supplied in 2023 (49.5 thousand barrels per day). The average supply of ethane by Pemex was approximately 29 thousand barrels per day, below the minimum contractual volume. Braskem Idesa imported an average of approximately 21.1 thousand barrels of ethane from the United States through the Fast Track Solution.

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

Average polypropylene capacity utilization decreased due to a scheduled shutdown that occurred in the second quarter of 2022 in our petrochemical complex in Rio Grande do Sul, and lower demand in the period. Average PVC capacity utilization increased due to better industrial performance in the period. With respect to polypropylene in United States and Europe, average capacity utilization decreased due to: (i) weaker demand in such regions; and (ii) minor unscheduled shutdowns at PP plants in the period.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which we operate. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

SUDENE – Income Tax Reduction

Since 2015, Braskem obtained a tax benefit with the effect of reducing 75% of CIT on income from the following industrial units: (i) PVC and chlor-alkali (cloro soda) units, established in the state of Alagoas; and (ii) Chemicals, PE, and PVC, established in the city of Camaçari (BA). It benefits legal entities with projects for the implementation, modernization, or expansion of industrial enterprises. The benefit can be used for a period of ten years. The tax benefit for the units in Camaçari (BA) has been successfully renewed for an additional ten-year period, extending the benefits through 2035. The other units are under a process to renew the tax benefit. In 2024, the operations in Brazil recorded tax losses, therefore the benefit was not available for use.

PRODESIN – ICMS Tax Incentive

Braskem has ICMS tax incentives in the state of Alagoas, through the state of Alagoas Integrated Development Program, or PRODESIN, valid until December 2026, which aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2024, the amount was R$28.3 million (R$58.2 million in 2023). As PRODESIN is considered an investment subsidy, it was allocated to our tax incentive reserve, pursuant to the Brazilian Corporate Law.

REIQ – PIS/COFINS Tax Incentive

In 2013, the Brazilian government approved a PIS and COFINS tax rates relief on raw material purchases by first-generation and second-generation producers in the chemical industry referred to as REIQ. The measure aimed to restore some of the industry’s competitiveness, which was weakened by factors related to infrastructure, productivity, feedstock, and energy costs, and the exchange rate that pressured the chemical industry’s trade deficit, according to ABIQUIM, which ended 2023 at approximately R$303 billion (US$49 billion).

Between 2013 and 2015, the REIQ credit rate was set at 8.25%, and after a few decreases, it would remain at 3.65% for an indefinite period.

Since 2021, however, the Federal Government abruptly revoked the REIQ, without any prior business planning. Thus, demonstrating the importance of the chemical industry for Brazil's socio-economic development, the sector, and the Congress ensured that the REIQ was back in force at descending rates until the end of 2027. In 2023 the credit rate was set at 1.46%, for 2024 the credit rate is 0.73% and it should so remain until the end of the regime. For the year ended December 31, 2024, the Company fully achieved all the conditions of said decree recognizing in results the amount of R$277 million of such tax credit.

Braskem also secured approval for projects under REIQ (“REIQ Investments”), to obtain an additional tax incentive at a rate of 1.5%, tied to investments in expanding production capacity. We have started reporting these incentives through an ancillary obligation called DIRBI. Based on data submitted to the Brazilian Federal Revenue Service in 2024, the total incentive of REIQ Investments reached R$38 million.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased. The Reintegra program currently remains at a refund rate of 0.1%. This rate is expected to persist, as the Supreme Court of Brazil has ruled that Reintegra constitutes a tax subsidy for exporters. For the year ended December 31, 2024, the Company recognized in results the amount of R$8.6 million of such tax credit.

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

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. Until September 2024, the import tax applied to Braskem resins was 12.6%, according to the TEC level.

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

Measures applied in 2024

The Executive Management Committee ("Gecex") of the Foreign Trade Chamber ("Camex") approved the temporary increase of the import tax from 12.6% to 20%, by including the following products in the Camex List of Temporary Tariff Increases due to Conjunctural Trade Imbalances:

(i) PE Resins:

•	Polyethylene with a density of less than 0.94, without fillers (NCM 3901.10.10)
•	Other polyethylenes without fillers, density >= 0.94, in primary forms (NCM 3901.20.10)

•	Other copolymers of ethylene and vinyl acetate, in primary forms (NCM 3901.30.10)
•	Copolymers of ethylene and alpha-olefin, with a density of less than 0.94 (NCM 3901.40.10)

(ii) PP Resins:

•	PP without fillers, in primary form (NCM 3902.10.20)
•	Copolymers of propylene, in primary forms (NCM 3902.30.00)

(iii) PVC Resin:

•	PVC, not mixed with other substances, obtained by suspension process (NCM 3904.10.10)

This measure is valid from October 15, 2024 to October 14, 2025.

Trade Remedies

Since the 1990s, imports of suspension PVC from the United States and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior, or “CAMEX”). The duties imposed on imports from the United States and Mexico were revised in 2022 by the Brazilian government, which decided to extend until 2027 the application of anti-dumping duties for imports from the United States with an ad valorem rate reduced to 8.2%, and from Mexico at the rate of 13.6%, but with an immediate suspension of the application of anti-dumping duties for imports from Mexico. In June 2023, the Brazilian Department of Commercial Defense (DECOM) initiated a review of the anti-dumping duty applied to Brazilian imports of suspension PVC originating from the United States due to a change in circumstances that could lead to an increase in the applied antidumping duties. The result of the investigation is expected to be released in June 2025.

Since 2008, imports of suspension PVC from China have also been subject to anti-dumping duties of 21.6%. Such duties had been temporarily suspended in August 2020 but were reinstated in September 2021 and duties imposed on imports from China will expire in 2025. Imports of suspension PVC from South Korea were subject to anti-dumping duties ranging between 0% and 18.9%, depending on the producer, between 2008 and August 2020, when they were terminated.

Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on PP imports from the United States, which was extended in November 2016 and later in October 2022. In this final review, the Brazilian government decided to extend the duties applied on imports of PP from the United States until 2027, but with an immediate suspension of the application of the anti-dumping duties. Later, in February 2024, the Brazilian government decided to reapply the antidumping duties applied on imports of PP from the United States at an ad valorem rate of 10.6%.

In August 2014, the Brazilian government also imposed anti-dumping duties on PP imports from South Africa, India and South Korea of 16.0%, 6.4% to 9.9%, and 2.4% to 6.3%, respectively. In December 2020, the Brazilian government extended the anti-dumping duties imposed on PP imports from India, reduced the anti-dumping duties for South Africa to a range from 4.6% to 16% and terminated the duties applied against South Korea. The current anti-dumping duties applied on imports from South Africa and India are set to expire in December 2025.

In November 2024, the Brazilian Department of Commercial Defense (DECOM) initiated an original investigation to determine the existence of dumping in exports of polyethylene resins from the United States and Canada to Brazil, classified under subheadings 3901.10.30, 3901.20.29, and 3901.40.00 of the MERCOSUR Common Nomenclature (NCM), and the resulting injury to the domestic industry from such practices. The investigation process may last up to 18 months.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2024, our total outstanding consolidated indebtedness (includes borrowings and debentures), was R$68,366 million (US$11,040 million), including R$15,134 million (US$2,444 million) related to Braskem Idesa. The level of our indebtedness results in significant financial expenses that are reflected in our statement of profit or loss. Financial expenses consist of interest expense, exchange variations of U.S. dollar and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 29 to our audited consolidated financial statements. In the year ended December 31, 2024, we recorded total financial expenses of R$6,853 million, mainly associated with: (i) R$5,173 million consisted of interest expenses; (ii) R$920 million is related to adjustment to present value – appropriation; and (iii) R$264 million is related to interest expenses on leases.

In addition, in the year ended December 31, 2024, we recorded a negative result of R$11,520 million in derivatives and exchange rate variations, net in connection foreign exchange variation on our financial assets and liabilities and results with derivatives. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and our risk assessments, our industry and the Brazilian economy made by our potential lenders, potential purchasers of our debt securities and the rating agencies that assess us and our debt securities.

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

We have available certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas. These exemptions represent a 75% reduction of our tax burden, and, as a result, we are entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of:

•	polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex (State of Bahia) until 2026; and
•	polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex (State of Bahia) until 2035 and caustic soda, chlorine, ethylene dichloride and PVC produced at our plants in the Northeastern Complex (State of Alagoas) which is being extended.

The exemption of 75% of income tax rate combined with CSLL at 9%, entitles us to pay only 44.9% of the 34% standard corporate tax rate on the profits arising from products manufactured at these plants.

Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net taxable basis profit. This limit also affects CSLL.

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, which as of December 31, 2024, were as follows:

•	Braskem Europe (Germany): 32% (including surcharges);
•	Braskem America and Braskem America Finance (United States): 21% + sales tax;
•	Braskem Argentina (Argentina): 35%;

•	Braskem Petroquímica Chile (Chile): 27%;
•	Braskem Netherlands, Braskem Netherlands Finance and Braskem Netherlands Inc. (The Netherlands): 25.8%;
•	Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Sofom (Mexico): 30%; and
•	Braskem India (India): 26% (including surcharges).

In addition, the introduction of a global minimum tax at a rate of 15% under the Two-Pillar Solution, agreed upon by over 135 jurisdictions under the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS), brings an additional tax impact on countries in which the effective tax rate is below 15%. Depending on results per business segments, an additional tax (qualified domestic minimum top-up tax) might be applicable to specific countries and/or there may be a pick-up by the country of Group Ultimate Parent Entity (Income Inclusion Rule).

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

In addition, the universal basis taxation mechanism also allows the use, as a tax credit, of the tax that was proven to be paid by subsidiaries abroad (including the Pillar II tax provision paid abroad, as introduced by Law No. 15,079/2024) limited to the tax due on the profit of the subsidiary in Brazil at the rate of 34%. In addition, the legislation also allows that, until 2024, the parent company in Brazil can apply a presumed tax credit at 9.0% on the profit earned by subsidiaries abroad that have industrial activity. Braskem applies this mechanism to its subsidiaries Braskem Europe GmbH, Braskem America Inc. and Braskem Idesa SAPI.

Our export sales are currently exempt from (1) PIS – Contribution to the Social Integration Plan, (2) COFINS – Contribution for Social Security Financing, a federal value-added tax, (3) IPI, a federal excise tax on industrialized goods, and (4) ICMS, a state value-added tax on sales and services.

Brazil Tax Reform

The new regulatory framework for consumption taxation in Brazil aims to simplify the tax system for transactions involving the sale of goods and services, with significant implications for the petrochemical industry. This reform, established by Constitutional Amendment No. 132 at the end of 2023, was followed by the approval of regulatory legislation in late 2024. The federal consumption tax reform is expected to enter a testing phase in 2026 and take full effect in 2027. Meanwhile, the implementation of the state and municipal consumption taxes will follow a gradual transition period from 2029 to 2032.

Our management is conducting studies to assess the impacts of this reform and is proactively working to prepare for its implementation. The reform is anticipated to bring indirect benefits to the industry, including a simplified tax system, the ability to claim tax credits on all taxable purchases of goods and services—not just on raw materials—and streamlined internal processes. However, there is an expectation of a gradual reduction in tax incentives as the new framework takes effect, which we are evaluating to fully understand its implications.

Statement of Profit or Loss

The discussion of the results of our segments is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our Chief Operating Decision Maker uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our accounting records maintained in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The discussion summarizing the significant factors affecting the results of operations for the year ended December 31, 2024, can be found in Part I, “Item 5. Operating and Financial Review and Prospects” of this annual report.

		Year Ended December 31, 2024
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net	Profit (loss) before net financial expenses and taxes
		(in millions of reais)
Brazil	54,844	(50,600)	4,244	(1,623)	-	(2,502)	119
United States and Europe	19,444	(18,026)	1,418	(829)	-	(47)	542
Mexico	5,148	(4,501)	647	(569)	-	52	130
Total	79,436	(73,127)	6,309	(3,021)	-	(2,497)	791
Other (1)	736	(351)	385	41	(21)	(119)	286
Corporate unit	-	-	-	(2,079)	-	651	(1,428)
Reclassifications and eliminations(2)	(2,761)	2,064	(697)	74	-	(105)	(728)
Consolidated	77,411	(71,414)	5,997	(4,985)	(21)	(2,070)	(1,079)
(1)	Represents income (expenses) of Braskem that are not allocated to any particular segment.
(2)	Eliminations consist primarily of inter-segment sales.

		Year Ended December 31, 2023
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expense), net	Profit (loss) before net financial expenses and taxes
		(in millions of reais)
Brazil	49,512	(48,159)	1,353	(1,781)	-	(1,443)	(1,871)
United States and Europe	17,507	(16,127)	1,380	(802)	-	309	887
Mexico	4,449	(4,366)	83	(615)	-	195	(337)
Total	71,468	(68,652)	2,816	(3,198)	-	(939)	(1,321)
Other (1)	782	(501)	281	137	7	8	433
Corporate unit	-	-	-	(2,033)	-	458	(1,575)
Reclassifications and eliminations(2)	(1,681)	1,605	(76)	240	-	(493)	(329)
Consolidated	70,569	(67,548)	3,021	(4,854)	7	(966)	(2,792)

(1)	Represents income (expenses) of Braskem that are not allocated to any particular segment.
(2)	Eliminations consist primarily of inter-segment sales.

In the following discussion, references to increases or declines in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2024, Compared with Year Ended December 31, 2023

The following table sets forth our consolidated financial information for the years ended December 31, 2024, and 2023.

	2024	2023	% Change
	(in millions of reais)
Net revenue	77,411	70,569	10%
Cost of products sold	(71,414)	(67,548)	6%
Gross profit	5,997	3,021	99%
Income (expenses):
Selling and distribution	(1,991)	(1,916)	4%
Reversal of (loss for) impairment of trade accounts receivable and others from clients	108	(83)	n.a.
General and administrative	(2,639)	(2,472)	7%
Research and development	(463)	(383)	21%
Results from equity-accounted investees	(21)	7	n.a.
Other income	978	1,769	(45)%
Other expenses	(3,048)	(2,735)	11%
(Loss) profit before financial results and taxes	(1,079)	(2,792)	(61)%
Financial results:
Financial expenses	(6,853)	(5,589)	23%
Financial income	1,719	1,678	2%
Derivatives and exchange rate variations, net	(11,520)	511	n.a.
Financial results	(16,654)	(3,400)	n.a.
(Loss) profit before income tax	(17,733)	(6,192)	186%
Income taxes	5,681	1,302	n.a.
Net (loss) profit for the year	(12,052)	(4,890)	146%

Net revenue

Net revenue increased by R$6,842 million, or 10%, to R$77,411 million in 2024, from to R$70,569 million in 2023, attributable mainly to: (i) an increase of R$5,332 million in net revenue from our Brazil segment; (ii) an increase of R$1,937 million in net revenue from our United States and Europe Segment; and (iii) an increase of R$699 million in net revenue from our Mexico segment.

Net Revenue of Brazil Segment

Net revenue of our Brazil segment increased by R$5,332 million, or 11%, to R$54,844 million in 2024 from R$49,512 million in 2023, primarily as a result of: (i) the increase in the average international reference price of resins and main chemicals, which resulted in a positive impact of R$3,894 million; and (ii) the increase in the sold volume of resins and main chemicals, resulting in a positive impact of R$1,438 million.

The table below sets forth information regarding the weighted average international prices of main chemicals and resins that are generally used as a reference for our Brazil Segment for the periods indicated:

International References[1]	Year Ended December 31,
	2024	2023	% Change
	(in US$/ton)
Main Chemicals(2)	1,062	1,041	2%
Resins(3)	973	930	5%

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%).

(3) PE US (54%), PP Asia (33%) and PVC Asia (13%).

Net Revenue of United States and Europe Segment

Net revenue of our United States and Europe Segment increased by R$1,937 million, or 11%, to R$19,444 million in 2024 from R$17,507 million during 2023, mainly as a result of (i) the increase in the average international PP price references in the United States and Europe, which resulted in a positive impact of R$3,450; which was partially offset by (ii) lower PP sales volume when compared to 2023, mainly explained by lower availability of product for sale associated with a lower utilization rate in the year and by the prioritization of sales with higher added value, which resulted in a negative impact of R$1,514 million.

The table below sets forth information regarding the weighted average international price of PP, which is generally used as a reference for our United States and Europe Segment for the periods indicated:

International References[1]	Year Ended December 31,
	2024	2023	% Change
	(in US$/ton)
PP United States and Europe[2]	1,503	1,401	7%

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: PP United States (72%) and PP Europe (28%).

Net Revenue of Mexico Segment

Net revenue of our Mexico segment increased by R$699 million, or 16%, to R$5,148 million in 2024 from R$4,449 million during in 2023, as a result of: (i) the increase in the international PE reference price in the international market, which had a positive impact on revenue of R$439 million; and (ii) an increase of the volume of PE sales during the year, which had a positive impact of R$259 million.

International References[1]	Year Ended December 31,
	2024	2023	% Change
	(in US$/ton)
PE US	1,029	944	9%

(1) Source: External consulting (spot price).

Cost of Products Sold and Gross Profit

Cost of products sold increased by R$3,866 million, or 6%, to R$71,414 million in 2024 from R$67,548 million in 2023, primarily as a result of: (i) an increase of R$2,441 million in the cost of products sold in our Brazil segment; (ii) an increase of R$1,899 million in the cost of products sold in our United States and Europe Segment; and (iii) an increase of R$135 million in the cost of products sold in our Mexico Segment.

Consolidated gross profit increased by R$2,976 million, or 99%, to R$5,997 million in 2024 from R$3,021 million in 2023. Gross margin (gross profit as a percentage of net revenue) increased to 8% in 2024, from 4% in 2023.

Cost of Products Sold of the Brazil Segment

Cost of products sold of our Brazil segment increased by R$2,441 million, or 5%, to R$50,600 million in 2024 from R$48,159 million in 2023, primarily as a result of (i) a 2% increase in the average price of naphtha compared to 2023; and (ii) the average 8% depreciation of the Brazilian real against the U.S. dollar in the period, which increased the costs of U.S.-dollar-based feedstocks.

International References	Year Ended December 31,
	2024	2023	% Change
	(in US$/ton)
Naphtha ARA	657.0	643.4	2%
Ethane U.S.	141.2	182.3	-23%
Propane U.S.	405.4	370.3	9%

(1)      Source: External consulting (spot price).

Gross profit of our Brazil segment increased by R$2,891 million, or 214%, to R$4,244 million in 2024 from R$1,353 million in 2023, primarily as a result of (i) the increase in the net revenue due to a 5% increase in the average international reference price of resins; (ii) the 2% increase in the average international reference price of main chemicals; (iii) the increase of in the sales volume of resins and main chemicals; and (iv) the average 8% depreciation of the Brazilian real against the U.S. dollar during the period.

Gross margin (gross profit as a percentage of net revenue) of our Brazil segment increased to 8% in 2024, from 3% in 2023.

Cost of Products Sold of United States and Europe Segment

Cost of products sold of our United States and Europe Segment increased by R$1,899 million, or 12%, to R$18,026 million in 2024 from R$16,127 million in 2023, primarily as a result of (i) the 14% and 9% increases in international propylene price references in the United States and Europe, respectively, and (ii) the average 8% depreciation of the Brazilian real against the U.S. dollar in the period.

International References[1]	Year Ended December 31,
	2024	2023	% Change
	(in US$/ton)
Propylene United States and Europe[2]	1,113	1,016	9%

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: Propylene United States (72%) and Propylene Europe (28%).

Gross profit of our United States and Europe Segment increased by R$38 million, or 3%, to R$1,418 million in 2024 from R$1,380 million in 2023, mainly due to (i) the 7% increase in the international PP price average reference of the United States and Europe, and (ii) the average 8% depreciation of the Brazilian real against the U.S. dollar in the period.

Cost of Products Sold by Mexico Segment

Cost of products sold of our Mexico segment increased by R$135 million, or 3%, to R$4,501 million in 2024 from R$4,366 million in 2023, primarily as a result of (i) the average 8% depreciation of the Brazilian real against the U.S. dollar during the period, partially offset by the (ii) 23% reduction in the international ethane reference price in 2024.

International References[1]	Year Ended December 31,
	2024	2023	% Change
	(in US$/ton)
Ethane U.S.	141.2	182.3	-23%

(1)            Source: External consulting (spot price).

Gross profit of our Mexico segment increased by R$564 million, or 680%, to R$647 million in 2024 from R$83 million in 2023, as a result of (i) an increase of 42 kton, or 5%, in the volume of PE sales during the year; and (ii) the increase in the international PE reference price in the international market.

Selling and Distribution Expenses

Selling and distribution expenses increased by R$75 million, or 4%, to R$1,991 million in 2024 from R$1,916 million in 2023, primarily due to the increase in logistical expenses in 2024 associated with the higher sales volume in Brazil.

Reversal of (loss for) for Impairment of Trade Accounts Receivable and Others from Clients

Loss for impairment of trade accounts receivable and others from clients decreased by R$191 million, to a reversal of R$108 million in 2024 from a loss of R$83 million in 2023, mainly due to higher collection of outstanding amounts due by customers.

General and Administrative Expenses

General and administrative expenses increased by R$167 million, or 7%, to R$2,639 million in 2024 from R$2,472 million in 2023, due to (i) higher costs with contract terminations; and (ii) the depreciation of the average Brazilian real against the U.S. dollar by 8% during the period. These effects were partially offset by lower expenses with third-party services and legal expenses as a result of the implementation of initiatives to reduce fixed and variable costs in the Brazil/South America segment.

Research and Development Expenses

Research and development expenses increased by R$80 million, or 21%, to R$463 million in 2024 from R$383 million in 2023, mainly due to higher expenses with leasing of facilities and laboratory materials, including the expenses of this nature from the new renewable laboratory in Lexington, Massachusetts, in the United States.

Results from Equity-Accounted Investees

Results from equity investments decreased by R$28 million, to a loss of R$21 million in 2024 from a profit of R$7 million in 2023, due to lower net profits from the investee Refinaria de Petróleo Riograndense (RPR), which was partially offset by an increase in profits from Borealis Brasil S.A.

Other Income

Other income decreased by R$791 million, or 45%, to R$978 million in 2024 from R$1,769 million in 2023, mainly due to the lower recognition of PIS and COFINS tax credits for inputs considered essential and relevant; which was partially offset by (i) the tax regularization carried out through the Acordo Paulista program; and (ii) the gain from the sale of Cetrel.

Other Expenses

Other expenses increased by R$313 million, or 11%, to R$3,048 million in 2024 from R$2,735 million in 2023, primarily due to (i) the annual review of the environmental provisions of industrial units located in Brazil; and (ii) expenses incurred with the geological event in Alagoas.

Profit (Loss) Before Net Financial Expenses and Taxes

As a result of the foregoing, the loss before net financial expenses and taxes on a consolidated basis decreased by R$1,713 million, or 61%, to R$1,079 million in 2024 from R$2,792 million in 2023. Operating margin, defined as a percentage of profit (loss) before net financial expenses and taxes divided by net revenue decreased to 1% from 4% in 2023, mainly due to (i) higher selling and administrative expenses; and (ii) the increase in other expenses mainly due to the (i) annual review of the environmental provisions of industrial units located in Brazil in the net amount of R$200 million; and (ii) expenses incurred with the geological event in Alagoas.

Financial Results

Financial Expenses

Financial expenses increased by R$1,264 million, or 23%, to R$6,853 million in 2024 from R$5,589 million in 2023, primarily due to the (i) higher expense on interest as a result of the average 8% depreciation of the Brazilian real against the U.S. dollar during the period, and the increase in gross debt, mainly due to the issue of the US$850 senior notes in October 2024, which was partially offset by the repurchase of the US$369 subordinated resettable fixed rate notes; and (ii) the increased expenses related to the adjustment to present value of the provision for Alagoas.

Financial Income

Financial income increased by R$41 million, or 2%, to R$1,719 million in 2024 from R$1,678 million in 2023, mainly explained by the higher amount with the adjustment to present value, which was partially offset by the lower income from interest on financial investments.

Derivatives and Exchange Rate Variations, Net

Derivatives and exchange rate variations, net decreased by R$12,031 million to a expense of R$11,520 million in 2024 from an income of R$511 million in 2023, mainly impacted by: (i) the depreciation of 28% of the Brazilian real at the end of the period against the U.S. dollar on the annual average net exposure to the U.S. dollar in the amount of US$4.2 billion; and (ii) the depreciation of 20% of the Mexican peso at the end of the period against the U.S. dollar on the annual average net exposure to the U.S. dollar of Braskem Idesa in the amount of US$2.1 billion.

(Loss) Net Profit For the Year

As a result of the above, we recorded a loss of R$12,052 million, or 16% of net revenue, in 2024, compared to a loss of R$4,890 million, or 7% of net revenue, in 2023, mainly due to the decrease of R$12,031 million in derivatives and exchange rate variations, net, which was partially offset by the increase in gross profit.

Income Tax

Income tax represented a benefit of R$5,681 million in 2024 compared to a benefit of R$1,302 million in 2023, primarily as a result of a decrease in the profit before income tax, which was mainly impacted by the loss on exchange rate variation and derivatives. For more information, see note 20.2 to our audited consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

Our principal cash requirements for 2024 consisted of the following:

•	servicing and repayment of our indebtedness;
•	capital expenditures, maintenance, and construction;
•	payments related to the geological event in Alagoas; and
•	working capital requirements

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;
•	current and non-current borrowings;
•	issuance of debt;
•	credit facilities with banks;
•	assignment of trade receivables from our sales to funds and financial institutions; and
•	working capital management mainly through optimization of our cash conversion cycle.

As of December 31, 2024, our consolidated cash and cash equivalents and financial investments amounted to R$16,818 million and included R$1,720 million held by Braskem Idesa, which was restricted to its exclusive use, and R$115 million of restricted funds related to Alagoas.

As of December 31, 2024, we had net working capital (defined as current assets minus current liabilities) of R$8,765 million.

As of December 31, 2024, our R$6,192 million (US$1,000 million) revolving credit facility was fully available, and we had no borrowings or letters of credit outstanding under this facility.

Projected Sources and Uses of Cash

Considering our current financial contractual obligations and commitments as of December 31, 2024, and budgeted capital expenditures for 2025, we expected that we will be required to spend R$24,170 million (US$4,034 million) during 2025 mainly for (i) our operations, (ii) our debt service through new financing activities, including new debt financings and the refinancing of our existing current indebtedness as it becomes due, and (iii) interest payment. We have firm commitments from several financial institutions to provide us with financing in the future, subject to conditions precedent and the payment of commitment fees.

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	As of December 31,
	2024	2023	2022
	(in millions of reais)
Net cash generated from (used in) operating activities	2,435	(2,272)	8,952
Net cash (used in) investing activities	(3,485)	(4,525)	(4,947)
Net cash generated from financing activities	469	8,873	225
Exchange variation on cash of foreign subsidiaries	1,380	(355)	(444)
Increase in cash and cash equivalents	799	1,721	3,786

Net Cash Generated from (Used in) Operating Activities

Net cash generated from operating activities was R$2,435 million during 2024, and net cash used in operating activities was R$2,272 million during 2023, an increase of R$4,707 million, which was the result of:

•	higher results of operations, which were mainly explained by the higher petrochemical spreads of PE, PP and main chemicals in the Brazil segment, PP in the United States and Europe Segment, and PE in the Mexico segment, and the higher sales volume of PE in the Mexico;
•	the positive changes in working capital mainly due to the positive result of financial investments;
•	lower income tax payments in 2024 compared to 2023; and
•	lower payments related to the geological event in Alagoas.

The effects of these factors were partially offset by:

•	the payment of R$4,261 million related to interest on debt securities in the year.

Net cash used in operating activities was R$2,272 million during 2023, and net cash generated from operating activities was R$8,952 million during 2022, a decrease of R$11,224 million during 2023, as compared to 2022, which was the result of:

•	the lower operating result mainly explained by (i) the lower petrochemical spreads of PE, PP and PVC in the Brazil segment, PP in the United States and Europe, and PE in the Mexico segment; (ii) the lower sales volume of the main chemicals and resins in the Brazil segment and PP in Europe; and (iii) the appreciation of the real against the dollar of 3.3% between the periods;

•	the payments related to the Alagoas Geological Event in the amount of R$2,686 million;
•	the payment of R$3,550 million related to interest on debt securities in the year.

The effects of these factors were partially offset by:

•	the positive change in working capital of R$2,584 million due to (i) the lower price references in the international market in the inventories; (ii) operating working capital optimization initiatives, resulting in a reduction of approximately 3 days in the average term of accounts receivable;
•	lower corporate income tax and social contribution on net income (IR/CSLL) payments in the period.

Net Cash (Used in) Investing Activities

Net cash used in investing activities was R$3,485 million during 2024, R$4,525 million during 2023 and R$4,947 million during 2022.

During 2024, investing activities for which we used cash on a consolidated basis primarily consisted of: (i) acquisitions of property, plant and equipment and intangible assets of R$1,815 million, in the Brazil segment, which were allocated primarily to industrial operations, including the investments related to scheduled maintenance, operating efficiency, health, environmental and safety (HES), including reliability and operating safety of industrial assets, productivity, modernization and strategic projects such as the completion of payments for the capacity expansion project of the green ethylene plant in Brazil; (ii) acquisitions of property, plant and equipment and intangible assets of R$242 million in the United States and Europe Segment, which were allocated both to industrial operations and strategic projects; and (iii) acquisitions of property, plant and equipment and intangible assets of R$1,511 million in the Mexico segment, mainly represented by the new ethane terminal

During 2023, investing activities for which we used cash on a consolidated basis primarily consisted of: (i) acquisitions to property, plant and equipment and intangible assets of R$2,936 million, in Brazil Segment, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety, or HES, productivity and modernization, (ii) acquisitions to property, plant and equipment and intangible assets of R$842 million in Mexico, considering operating and strategic investments such as the construction of the ethane import terminal; and (iii) acquisitions to property, plant and equipment and intangible assets of R$340 million in the United States and Europe Segment, allocated both to industrial operations and strategic projects.

During 2022, investing activities for which we used cash on a consolidated basis primarily consisted of: (1) acquisitions to property, plant and equipment of R$3,716 million, in Brazil Segment, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety, or HES, productivity and modernization, (2) acquisitions to property, plant and equipment of R$695 million in Mexico, considering operating and strategic investments such as the construction of the ethane import terminal; and (3) acquisitions to property, plant and equipment of R$373 million in the United States and Europe Segment, allocated both to industrial operations and strategic projects.

Net Cash Generated from (Used in) Financing Activities

Net cash generated from financing activities was R$469 million in 2024, as compared to net cash generated in financing activities of R$8,873 million in 2023 and net cash used in financing activities of R$225 million during 2022.

During 2024, we raised mainly:

•	R$5,263 million (US$850 million) through the issuance of 8.000% Senior Notes due 2034 in the international capital markets;
•	R$1,276 million (US$206 million) related to withdrawn of TQPM of the financing amount obtained to build the ethane import terminal in the total amount of R$1,975 million (US$408 million); and
•	R$ 619 million (US$100 million) through credit facilities with banks.

During 2024, we mainly used cash to pay:

•	R$2,285 million (US$369 million), relating to the repurchase of part of the outstanding amount of the 8.500% Subordinated Resettable Fixed Rate Notes due 2081;
•	R$1,548 million (US$250 million) relating to export credit facilities;
•	R$1,004 million, relating to the payment of aggregate expenses related to lease agreements; and
•	R$750 million relating to the redemption of our CDI + 1.75% Debenture notes due 2029.

During 2023, we raised mainly:

•	R$8,826 million (US$1,831 million) through the issuance of 7.250% Senior Notes due 2033 and 8.500% Senior Notes due 2031; and
•	R$1,690 million through credit facilities with banks; and
•	R$760 million relating to the withdrawn of TQPM of the financing amount obtained to build the ethane import terminal in the total amount of R$1,975 million (US$408 million).

During 2023, we mainly used cash to pay:

•	R$1,561 million (US$300 million), relating to the full redemption of our outstanding 6.450% Notes due 2024; and
•	R$1,209 million, relating to the payment of aggregate expenses related to lease agreements.

During 2022, we raised mainly:

•	R$2,950 million, through the issuance of debentures in Brazil;
•	R$2,783 million, through export credit facilities; and
•	R$697 million, through the issuance of agribusiness receivables certificates in Brazil.

During 2022, we mainly used cash to pay:

•	R$2,281 million, relating to the full redemption of our outstanding 3.500% Notes due 2023 and partial redemption of our outstanding 6.450% Notes due 2024;
•	R$1,050 million, relating to the line of pre-payment of export credit lines with international and national financial institutions;

•	R$929 million, relating to the aggregate expenses of lease agreements; and
•	R$1,350 million relating to the payment of dividends for the year ended December 31, 2021 to holders of our common shares and class A preferred shares.

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

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2024, which have an impact on our liquidity.

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

In line with our commitment to maintaining our financial liquidity, in December 2021 we renewed the revolving credit facility in the amount of R$6.2 billion (US$1 billion), which expires in 2026. This credit line may be used without restrictions to improve our credit liquidity or in the event of deterioration in the macroeconomic scenario. As of December 31, 2024, this credit line had not been used.

The Company’s financial liabilities, including the amounts due under the Leniency Agreement, are shown in the table below. These amounts are calculated based on cash flows not discounted and may not be reconciled with the amounts disclosed in the balance sheet.

	Within one year	Between one and two years	Between two and five years	More than five years	Total
	(in millions of reais)
Trade payables	17,184	80	-	-	17,264
Borrowings and debentures	2,357	2,467	16,125	68,357	89,306
Braskem Idesa borrowings	993	229	9,637	10,939	21,798
Derivatives	827	22	75	18	942
Loan to non-controlling shareholder of Braskem Idesa				1,975	1,975
Leniency agreement	38	122	836	-	996
Lease	1,160	996	1,623	1,596	5,375
At December 31, 2024	22,559	3,916	28,296	82,885	137,656
Interest discounted to present value	(1,289)	(846)	(13,698)	(30,189)	(46,022)
Carrying amount	21,270	3,070	14,598	52,696	91,634

Indebtedness and Financing Strategy

As of December 31, 2024, our total outstanding consolidated indebtedness was R$68,366 million (US$11,040 million), including R$15,134 million (US$2,444 million) in connection with the debt related to our Mexico Complex. As of December 31, 2024, we had R$1,050 million (US$170 million), in outstanding indebtedness relating to a loan payable to the non-controlling shareholder of Braskem Idesa, whose proceeds were used by Braskem Idesa to fund its construction project. All amounts were translated to U.S. dollars solely for the convenience at the selling rate reported by the Central Bank as of December 31, 2024, of R$6.1923 to US$1.00.

On a consolidated basis, our real-denominated indebtedness as of December 31, 2024, was R$4,180 million (6.1% of our total indebtedness), and our foreign currency-denominated indebtedness was R$64,186 million (93.9% of our total indebtedness).

	2025	2026	2027	2028	2029	2030	2031	Thereafter	Total
	(in millions of reais)
Borrowings and debentures Related to Braskem	2,278	2,082	2,098	8,495	2,139	9,565	5,490	21,085	53,232
Borrowings Related to Braskem Idesa	857	37	11	1,610	5,392	-	-	7,227	15,134
Total	3,135	2,119	2,109	10,105	7,531	9,565	5,490	28,312	68,366

Current Indebtedness

As of December 31, 2024, the amount of our current borrowings and debentures, including interest, was R$3,135 million, of which R$857 million was current indebtedness of Braskem Idesa.

Non-current Indebtedness

As of December 31, 2024, the outstanding amount of our non-current borrowings and debentures was R$65,231 million, including the amount of R$14,277 million in connection with the secured debt related to Braskem Idesa.

Our principal sources of long-term debt are:

  fixed-rate unsecured notes issued in the international market;
•	debentures issued in the Brazilian capital market; and
  borrowings under bank credit facilities;

Certain of the instruments governing our indebtedness contain covenants that could restrict, among other things, our and most of our subsidiaries’ ability to incur liens or merge or consolidate with any other entity or sell or otherwise dispose of all or substantially all of our or their assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses among Braskem S.A. and its subsidiaries’ indebtedness, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. As of December 31, 2024, Braskem and its subsidiaries were in compliance with the covenants under their underlying indebtedness instruments.

On June 29, 2023, Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 31, 2024. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt, because the waiver did not provide a period of grace ending at least twelve months after the reporting period, the entire balance, in the amount of R$ 502 million, was classified in current liabilities on December 31, 2023.

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

Bonds

We have issued bonds in the international capital markets. All of these securities pay interest semi-annually in arrears.

In October 2024, we issued R$5,352 million (US$850 million) of 8.000% Senior Notes due 2034. The net proceeds of such issuance were used for general corporate purposes and repayment of outstanding debt.

In September 2023, we issued R$5,472 million (US$850 million) of 8.500% Senior Notes due 2031. The net proceeds of such issuance were used for general corporate purposes and repayment of outstanding debt.

In February 2023, we issued R$4,841 million (US$1,000 million) of 7.250% Senior Notes due 2033. The net proceeds of such issuance were used (i) to repurchase the 6.45% Notes due 2024 and (ii) for general corporate purposes.

The table below sets forth our outstanding bonds issued in the international capital markets as of December 31, 2024, the outstanding principal amount of these securities and their maturity dates:

Security	Outstanding Principal plus Interest Amount as of December 31, 2024		Final Maturity
	(in millions of US$)	(in millions of reais) (3)
4.500% Notes due 2028(1)	1,198	7,417	January 2028
4.500% Notes due 2030(1)	1,521	9,418	January 2030
8.500% Notes due 2031(1)	884	5,472	January 2031
7.250% Notes due 2033(1)	1,028	6,364	February 2033
8.000% Notes due 2034(1)	864	5,352	October 2034
7.125% Notes due 2041(2)	584	3,614	July 2041
5.875% Notes due 2050(1)	768	4,758	January 2050
8.500% Subordinated Resettable Fixed Rate Notes due 2081(1) (4)	246	1,526	January 2081

(1) Represents notes issued by Braskem Netherlands Finance B.V. and guaranteed by Braskem.

(2) Represents notes issued by Braskem America Finance and guaranteed by Braskem.

(3) The U.S. dollar amounts have been translated into Brazilian real amounts at the December 31, 2024, selling rate of R$6.1923 per US$1.00, as reported by the Brazilian Central Bank. The Brazilian real equivalent information presented is provided solely for the convenience of the reader and should not be construed as implying that the amounts in Brazilian reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(4) The bond can be repaid by the Company at par value, for periods of 90 days prior to each interest reset, with the first interest reset taking place in January 2026 and the others every 5 years thereafter.

We have fully, unconditionally and irrevocably, guaranteed the bonds issued by Braskem America Finance and Braskem Netherlands Finance. All of Braskem’s guarantees for bonds comprise senior unsecured obligations of Braskem, ranking equal in right of payment with all of its other existing and future senior unsecured debt, except for the guarantee for the 8.500% Subordinated Resettable Fixed Rate Notes due 2081, which is an unsecured subordinated obligation of Braskem, ranking senior only to all existing and future classes of equity securities of Braskem.

Debt Securities issued in the Brazilian capital market

We issued debt securities in the Brazilian capital markets. All of these securities pay interest semi-annually in arrears.

The table below sets forth our outstanding debt securities issued in the Brazilian capital markets, the outstanding principal amount of these securities and their maturity dates:

Security	Outstanding Principal plus Interest Amount as of December 31, 2024		Interest Rate	Final Maturity
	(in millions of US$)	(in millions of reais)
Debentures CRA – 1st tranche (1)	109	676	IPCA + 5.54%	December 2028
Debentures CRA – 2nd tranche (1)	26	162	IPCA + 5.57%	December 2031
Debentures issued in May 2022 – 1st tranche	124	768	CDI + 1.75%	May 2029
Debentures issued in May 2022 – 2nd tranche	40	248	CDI + 2.00%	May 2032
Debentures issued in August 2022 (2)	-	-	CDI + 1.75%	August 2029
Debentures issued in November 2022 – 1st tranche	181	1,123	CDI + 1.70%	November 2029
Debentures issued in November 2022 – 2nd tranche	16	98	CDI + 1.95%	November 2032

(1)   Issuance of private debentures that were used as security for the issuance of Agribusiness Receivables Certificates (certificados de recebíveis do agronegócio – “CRA”) by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(2)   In April 2024, the debenture issued in August 2022, in the amount of R$750 million plus interests, were fully prepaid.

Revolving Credit Facility Agreement

On December 20, 2021, we entered into a revolving credit facility with a syndicate of global lenders, in the aggregate amount of up to US$1,000 million, maturing in December 2026. As of December 31, 2024, we had not drawn any amount under the new revolving credit facility.

Indebtedness of Braskem Idesa

As of December 31, 2024, the carrying amount of the borrowings relating to our Mexico segment was R$15,134 million (US$2,444 million). The Braskem Idesa financing agreements and bond issuance include certain covenants that require, among other things, the presentation of audited financial statements within a certain timeframe. As of December 31, 2024, Braskem and its subsidiaries were in compliance with their debt services obligations. On March 30, 2024, Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 30, 2025. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt, because the waiver did not cover at least 12 months, the entire balance, in the amount of R$631 million, was classified as current liabilities.

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

In October 2024, Braskem Idesa’s shareholders, Braskem and Grupo Idesa, approved a capital increase through the capitalization of the principal amount of the existing shareholder loan, totaling approximately R$8.8 billion (US$1.6 billion). This transaction aimed to strengthen Braskem Idesa’s capital structure by reducing its financial liabilities and reinforcing shareholder commitment to the project. The capital increase maintained the pre-existing ownership structure between the shareholders. The accrued interest on the shareholder loan, amounting to approximately R$3.5 billion (US$561 million), remains outstanding and is expected to be repaid by March 31, 2032.

Braskem Idesa is in compliance with its debt service obligations under such financing agreement.

Security	Outstanding Principal plus Interest Amount as of December 31, 2024		Final Maturity
	(in millions of US$)	(in millions of reais)
7.45% Notes due 2029(1) (2)	908	5,497	November 2029
6.99% Notes due 2032(1) (3)	1,230	7,446	February 2032
Credit Facilities	107	647	October, 2026
TQPM Financing (4)	320	1,936	October, 2028

(1)	Represents notes issued by Braskem Idesa.
(2)	Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.
(3)	Sustainability-linked bonds. The bonds have a 10-year term and bear interest at 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met. Braskem Idesa pledged as guarantee property, plant and equipment assets in the same value as the bond.
(4)	Terminal Química pledged as collateral property, plant and equipment assets.

Capital Expenditures

During 2024, investing activities for which we used net cash on a consolidated basis primarily consisted of: (i) acquisitions of property, plant and equipment and intangible assets of R$2,043 million, in the Brazil segment, which were allocated primarily to industrial operations, including the investments related to schedule maintenance, operating efficiency, health, environmental and safety (HES), including reliability and operating safety of industrial assets, productivity, modernization and strategic projects such as the completion of payments for the capacity expansion project of the green ethylene plant in Brazil; (ii) acquisitions of property, plant and equipment and intangible assets of R$231 million in the United States and Europe segment, which were allocated both to industrial operations and strategic projects; and (iii) acquisitions of property, plant and equipment and intangible assets of R$1,342 million in the Mexico segment, mainly represented by the new ethane terminal.

For additional information, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures” in our Annual Report.

Capital Expenditure Budget

We plan to invest R$2,417 million (US$404 million) in 2025, approximately 39% less than the historical average of the last six years (US$672 million), prioritizing investments in maintenance, operational and process safety, and asset mechanical integrity. Considering the investments to be made through REIQ Investments, the investment planned for 2025 totals R$2,894 million (US$484 million), classified as follows:

•	Operating investments: (i) scheduled maintenance stoppages at the Rio de Janeiro plant and other resin plants in Brazil; (ii) regulatory investments and those related to operational and process safety; and (iii) asset mechanical integrity program and spare parts acquisition for operational continuity.
•	Strategic investments: (i) investments in technological developments; and (ii) acquisition of industrial land in the Duque de Caxias industrial hub in Rio de Janeiro; and
•	REIQ Investimentos: consists of a presumed credit of 1.5% of PIS/COFINS linked to investments in the Brazilian chemical industry. Within this context, we announced seven projects worth an estimated total of R$614 million to increase its production capacity by 139 kton, distributed between PE, PVC and other chemical products, in three states: Bahia, Rio Grande do Sul and Alagoas. For 2025, the estimated investment is R$477 million (US$80 million).

With respect to Braskem Idesa, investments of R$623 million (US$104 million) are planned in 2025, of which R$142 million (US$23 million) is related to the ethane import terminal that will be financed through the Syndicated Project Finance Loan issued by Terminal Quimica Puerto México (TQPM). The remaining will be allocated mainly to projects related to operating efficiency, such as the scheduled maintenance, productivity, and HES.

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

Braskem Idesa is a party to an ethane supply agreement with Pemex, a subsidiary of Pemex, dated February 19, 2010 (“BI’s Ethane Supply Agreement”). As per the terms and conditions provided in BI’s Ethane Supply Agreement, ethane supply is assured through a 20-year contract with Pemex at a price pegged to the U.S. gas price.

On September 27, 2021, Braskem Idesa signed the following documents: (i) Amended ESA with PEMEX, with settlement of any pending contractual amounts; and (ii) Terminal Agreement.

The Amended ESA changes the minimum contractual volume commitment to 30,000 barrels/day until February 2025 (subject to extensions in the event of delay in obtaining the licenses for the terminal’s construction). Pemex and Braskem Idesa have agreed to extend the contractual volume until February 2026 or until the ethane import terminal is constructed, commissioned and commercially operational.

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

Amendments to Braskem Idesa Shareholders' Agreement

In February 2010, Braskem and Idesa entered into a shareholders’ agreement, which we refer to as the Braskem Idesa shareholders’ agreement, to govern our relationship with respect to Braskem Idesa. In November 2012, Braskem and Idesa entered into the first amendment to the Braskem Idesa shareholders’ agreement, under which our ownership interest in Braskem Idesa was increased to 75% minus one share of the equity interest in Braskem Idesa and Idesa’s ownership interest in Braskem Idesa was reduced to 25% plus one share of the equity interest. In December 2012, we and Idesa entered into the second amendment to the Braskem Idesa shareholders’ agreement to include the commitment of both Sponsors to fund certain primary and secondary contingent equity to the project. In April 2015, we and Idesa entered into the third amendment to the Braskem Idesa shareholders’ agreement to include additional base equity contribution and reaffirm the new commitments of contingent equity, under which we agreed to fund up to 100% of the contingent equity commitment under the equity support agreement up to start-up date. The primary contingent equity commitment is US$208 million. In April 2017, we and Idesa amended and restated the Braskem Idesa shareholders’ agreement to update the terms to reflect the progress of the company since the original signing in 2010 and to reflect the understanding among the shareholders as to the shareholders’ rights and obligations in connection with the payment of fees and interest by Idesa related to any funding by Braskem of Idesa’s portion of contingent equity or the working capital needs of Braskem Idesa, and the eventual dilution of Idesa’s equity interests in Braskem Idesa as a result of the same. In October, 2021, we and Idesa executed the second amendment and restatement shareholder agreement of Braskem Idesa in order to update the excess commitment fee regarding the contingent equity funded by us and modifying the fee rate related to it. Finally, in October 2024, a capitalization of the shareholders loan of R$8,771 million (US$1,548 million) was made. This transaction strengthens the balance sheet, rebalancing Braskem Idesa’s capital structure.

Solution to import ethane for the Braskem Idesa facility in Mexico

Braskem Idesa has been investing in logistics infrastructure to import ethane from the United States to maintain and increase the capacity utilization rate of its cracker. Concerning to ethane supply, Braskem Idesa has entered into a long-term agreement to acquire ethane and could also import in the sport market.

To ensure the Fast-Track Solution’s feasibility, Braskem Idesa executed agreements with Smart Pass, a logistics operator, and with Enestas, a company specialized in cryogenic gas transportation. Smart Pass is responsible for receiving liquefied ethane at the Port of Coatzacoalcos docks and unloading it from the vessels in cryogenic tanks. Enestas is responsible for the transport of ethane by truck to the Braskem Idesa petrochemical complex, where the ethane is stored in existing tanks and regasified for use in the production process.

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

By 2024, our petrochemical complex had an operating rate of approximately 78% primarily due to the shortfall in ethane supplied under the ESA, which was partially offset by imported ethane supplied by the Fast Track Solution. We diversified our sources of feedstock supply with the Fast-Track Solution and we plan to increase our import capacity in the future by adding additional discharge stations, both at the port and at our plant. Once the Ethane Import Terminal is operational, we expect to not rely on the Fast-Track Solution.

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

On December 18, 2023, Braskem Idesa entered into a term agreement for the purchase of ethane with Braskem Netherlands, B.V., substituted on January 1, 2024 for Braskem Trading & Shipping B.V. in effect until March 2033, using Mont Belvieu price reference, in order to import: (i) additional capacity of ethane to the ethane currently supplied by Pemex before Ethane Import Terminal becomes fully operational, and (ii) all ethane requirements of Braskem Idesa after Ethane Import Terminal become operational.

For additional information, particularly relating to the risks associated with this project, please see “Item 3.D Risk Factors—Risks Relating to Mexico—We source part of our ethane feedstock from Pemex in Mexico, which we expect to be our primary source of ethane until the Ethane Import Terminal is operational.”

On October 12, 2021, Braskem Idesa and Braskem Idesa Servicios incorporated Terminal Química Puerto México, S.A.P.I. under the laws of Mexico, with the main purpose of designing, constructing and developing the ethane import terminal and a pipeline that will connect the terminal directly to our Complex. In addition, on December 09, 2021, Braskem Idesa’s board of directors approved the Final Investment Decision (“FID”) in order to invest in the Ethane Import Terminal Project. The expected ethane capacity of the Ethane Import Terminal would be enough to fulfill the total ethane needs for the Mexico Complex. This terminal would provide the capacity to import more ethane than we currently require. With this, our Mexico Segment will be able to source the total needs of our Mexico Complex to increase our polyethylene production and take advantage of the forecasted increase in demand for polyethylene products in North America and around the world.

The estimated cost of the Ethane Import Terminal and related infrastructure investment is approximately R$3,592 million (US$580 million) (inclusive of financing costs and VAT). On June 13, 2022, Braskem Idesa and TQPM, entered into a stock purchase agreement with Advario, a carve-out of Oiltanking GmBH, for a 50% interest in TQPM, subject to certain conditions precedents. The Mexican Antitrust agency (COFECE) approved such purchase on October 3, 2022. On March 1, 2023, Braskem Idesa met the conditions precedent, receiving the payment of R$292 million (US$56 million) referring to the capital contribution disbursed, which was equivalent to 50% interest in TQPM’s capital by Braskem Idesa until the respective date, totaling R$584 (US$112 million). The Ethane Import Terminal is expected to reach full capacity by mid-2025.

In October 2023, with the support of its shareholders, Braskem Idesa and Advario, TQPM secured the financing of R$1,975 million (US$408 million) Senior Loan, by INBURSA, ING KFW-IPEX, Credit Agricole, Mizuho, and DEG. It is a syndicated project finance loan, a five-year mini-perm deal with standard guarantees for a transaction of this nature. The capital structure of the project is expected to be 30% equity and 70% debt of the total investment. On November 2023, TQPM made the first disbursement of the syndicated project finance loan in the amount of R$760 million (US$ 157 million).

On October 7, 2022, TQPM entered into a partial assignment agreement (contrato de cesión parcial) with Administración del Sistema Portuario Nacional Coatzacoalcos, S.A. de C.V. (“ASIPONA”) for the land that will be used for the construction of the storage system of the Ethane Import Terminal. Also, TQPM obtained the construction license for construction of the storage system on December 22, 2022.

On October 31, 2022, TQPM entered into an Alliance Engineering, Procurement and Construction Contract with ICA Flour Daniel, S. de R.L. de C.V. (“ICAF”), therefore ICAF is responsible for the design, engineering, procurement, construction, commissioning and deliver turnkey the Ethane Import Terminal to TQPM.

Please see “Item 3. D Risk Factors—Risks Relating to Mexico—We source part of our ethane feedstock from Pemex in Mexico, which we expect to be our primary source of ethane until the Ethane Import Terminal is operational.”

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

The members of our board of directors are elected at general meetings of shareholders for a two-year unified term and are eligible for reelection. The terms of all current members will expire at our annual shareholders’ meeting to be held in April 2026. Members of our board of directors are subject to removal at any time at a general shareholders’ meeting, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters. The position of Chief Executive Officer and Chairman of the board of directors cannot be held at the same time by the same individual according to the Brazilian Corporate Law. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors and they do not have to be our shareholders. Our board of directors is presided over by the chairman of the board of directors, and, in his absence or temporary unavailability, by the vice-chairman of the board of directors. The chairman and the vice-chairman of our board of directors are elected at a general shareholders’ meeting from among the members of our board of directors to serve for two-year terms and are eligible for reelection.

Our board of directors ordinarily meets every month and extraordinarily whenever called by the chairman, the vice-chairman or any two other members of our board of directors. The board of directors will only deliberate in the presence of the majority of its current directors and the decisions are taken by a majority vote, other than certain actions which require the consensus of the nominees of Novonor S.A. – Em Recuperação Judicial (“Novonor”), and Petrobras Brasileiro S.A.–Petrobras (“Petrobras”) under the Braskem S.A. Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements—Braskem S.A. Shareholders’ Agreement.”

The following table sets forth certain information with respect to the current members of our board of directors and their alternates as of the date of this annual report:

Name	Member Since	Position Held	Age
José Mauro Mettrau Carneiro da Cunha	December 20, 2019	Chairman of the Board	75
Olavo Bentes David	November 28, 2024	Vice-Chairman of the Board	63
Carlos Plachta(1)	April 29, 2024	Board Member	61
Mauricio Dantas Bezerra	November 28, 2024	Board Member	49
Gesner José de Oliveira Filho(1)	June 27, 2017	Board Member	68
Héctor Nuñez	November 18, 2021	Board Member	62
-João Pinheiro Nogueira Batista	April 16, 2019	Board Member	68
Luiz Eduardo Valente Moreira	February 3, 2025	Board Member	57
Juliana Sá Vieira Baiardi	April 19, 2022	Board Member	51
Roberto Faldini(1)	May 22, 2019	Board Member	76
Paulo Roberto Britto Guimarães	April 19, 2022	Board Member	64
Rodrigo Tiradentes Montecchiari	April 19, 2022	Alternate	48
Daniel Pereira de Alburquerque Ennes	May 29, 2020	Alternate	45
Guilherme Simões de Abreu	May 29, 2020	Alternate	73
Marco Antônio Zacarias	April 19, 2022	Alternate	64
Lineu Fachin Leonardo	April 19, 2022	Alternate	43

(1)	Independent director.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. José Mauro Mettrau Carneiro da Cunha was elected as an effective member and Chairman of the Company’s Board of Directors on December 20, 2019, appointed by shareholder Novonor. Mr. José Mauro was reelected as an effective member and Chairman of the Company’s Board of Directors on May 29, 2020, on April 19, 2022, and on April 29, 2024. Mr. José Mauro was Chairman of the Board of Directors of Novonor until January 2024 and he was Chief Executive Officer of Novonor, from April 2021 to March 2022. He was a member of the Board of Directors of Oi S.A., from September 2018 to September 2020, having previously served as Chairman of the Board of Directors of Oi S.A. since 2009. Mr. José Mauro started his career as an employee of BNDES, holding several executive positions (from 1974 to 1990), also being appointed Officer (from 1991 to 1998) and Vice-President, responsible for the Industrial Operations, Legal and Fiscal Matters areas (from 1998 to 2002). His main professional experiences include: (i) member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A., in September 2015); (ii) Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) internal CEO of Oi S.A., in 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), also acting as Alternate Member of the Board of Directors in 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., previously named Calais Participações S.A. (from 2007 to December 2016); (v) member of the Board of Directors of Log-In Logística Intermodal S.A. (from 2007 to 2011); (vi) Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) member of the Board of Directors of the following Companies: (a) Braskem S.A. (from 2007 to 2010), where he previously held the position of Vice-President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. – Banco do Estado do Espírito Santo (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro is a mechanic engineering graduate from Universidade Católica de Petrópolis, Rio de Janeiro, in 1971. He completed the Executive Program in Management at Anderson School, University of California, in December 2002.

Olavo Bentes David. Mr. Olavo Bentes David was elected as an effective member and Vice-Chairman of the Company’s Board of Directors on November 28, 2024, appointed by shareholder Petrobras. He began his professional career as a geologist in 1986, at Petrobras, where he served for over twenty years as Petroleum Prospecting Geophysicist in the areas of seismic data acquisition, seismic processing and new business development. In 2006, he became a member of the Advocacia Geral da União (AGU) as Federal Prosecutor (admitted trough public examination). He was head of Litigation Coordination at the Federal Attorney’s Office of Criciúma/SC section and regional Deputy Prosecutor of INSS (National Social Security Institute) in the 2nd Region (Rio de Janeiro, Minas Gerais and Espírito Santo). Mr. Olavo Bentes was Deputy General Attorney of the National Petroleum Agency (Agência Nacional do Petróleo - ANP), until the beginning of 2014, when he became Legal Consultant of the newly constituted Pré-Sal Petróleo S.A. (PPSA). At PPSA, where he stayed for over eight years, he focused on drafting and negotiating Brazilian production sharing agreements, individualization of production agreements and the federal govrnment’s contracts of petroleum and natural gas commercialization. In April 2022, he returned to the Federal Prosecutor’s Office at AGU, where he worked in the petroleum and natural gas litigation area, retiring from the public service in September 2022. In the same month, Mr. Olavo Bentes David joined the law firm Tauil and Chequer associated with Mayer Brown as Legal Counsel in the Oil & Natural Gas area (Corporate and Mergers & Acquisition) where he remained until June 2024, when he assumed the position of Presidency Advisor at Petrobras, a position he currently holds. He is algo a member of Braskem’s Financial and Investments Committee. Mr. Olavo Bentes David holds a degree in Geology from the Universidade de Brasilia (UnB) and a Bachelor of Laws degree from the Universidade Federal do Rio Grande do Norte (UFRN). He also holds a specialization in Geophysics for Petroleum Prospecting, from the Petrobras Corporate University, and specialization in Petroleum and Natural Gas Law from PRH-6 (agreement between ANP and Universidade Federal do Rio Grande do Norte – UFRN).

Carlos Plachta (independent member). Mr. Carlos Plachta was elected to the position of independent member of the Company’s Board of Directors on April 29, 2024, being appointed by shareholder Petrobras. He has been a partner, Chief Executive Officer, and Director of Indústrias Químicas Taubaté S.A since 2006. He was a partner at Hidroclean Ltda. from January 1999 to July 2003. He has experience in preparing and reviewing Engineering documents; monitoring and optimizing production in the field; scale-up from laboratory scale to pilot scale to industrial scale; management of the project to expand Prosint’s Methanol Unit in RJ; management of the expansion project of the Methanol Unit of Metanor, in BA; management of the expansion project of the Coppenor Methanol Unit, in BA; management of the project to expand the capacity of the primary tower of the Manguinhos Oil Refinery, in RJ. In addition, he has experience in the commercial, Financial, Cost and Turnarround areas. He holds a degree in Chemical Engineering from Universidade Federal do Rio de Janeiro.

Mauricio Dantas Bezerra. Mr. Mauricio Dantas Bezerra was elected as an effective member of the Company’s Board of Directors on November 28, 2024, appointed by shareholder Novonor. Mr. Maurício Bezerra has executive experience as a team leader in the legal and corporate governance areas, acting in strategic positions for the past 16 years, in Brazil and abroad. His experience with coordinating law and Consulting offices, with a central role in the definition and conduction of negotiation and litigation strategies, as well as leading, in Brazil and abroad, M&A operations, infrastructure projects development and negotiations of leniency agreements with various authorities. Mr. Mauricio Dantas Bezerra has experience in capital markets, finance operations, tax planning and strategic litigation, acting in the formation of jurisprudence in leading cases in higher courts, as well as executive and business-oriented performance, integrating the decision making and strategic planning center. Mr. Mauricio Dantas Bezerra has been, since 2022, Vice-President of Legal and Corporate Governance at Novonor, in the same position that he held from 2018 to 2020. He was Funding Partner of VMB Jurídica, where he worked in the conduction of complex projects from 2020 to 2022. From 2016 to 2018, he was Legal Director of Construtora Norberto Odebrecht and from 2013 to 2016 he was Legal and Corporate Governance Director of Odebrecht Ambiental S.A. In Braskem S.A., he was Legal Director from 2008 to 2012, being responsible for corporate, capital markets, M&A, projects, finances, tax, commercial, labor, intellectual property, environmental, competitive (CADE), arbitration and litigation areas. He holds a law degree by Unifacs – Universidade Salvador, LLM by University of Warwick, UK (Chevening Scholar and Distinction Award) and Global Leaders Program by Wharton University of Pennsylvania – Philadelphia.

Gesner José de Oliveira Filho (independent member). Mr. Gesner José de Oliveira Filho was elected as an independent and effective member of the Company’s Board of Directors on June 27, 2017, he has been appointed by the shareholder Novonor. Mr. Gesner Oliveira was reelected on April 30, 2018, on May 29, 2020, on April 14, 2022, and on April 29, 2024. He is certified by the IBGC as an Independent board member and member of the CCoAud+ Audit Committee; member of the Board of Directors of TIM, where he coordinates the Statutory Audit Committee and is a member of the ESG Committee; chairman of the Board of Directors of Estre Ambiental; and member of the Self-Regulation Board of FEBRABAN. He was Chairman of the Board of Directors of KWPar, member of the Worldwide Advisory Board of UBER and of the Boards of Directors of Iguá, Usiminas, Sabesp, CESP, Banco Nossa Caixa and Varig. Mr. Gesner Oliveira is a partner at GO Associados and Professor of FGV, where he coordinates the Center for Studies on Infrastructure & Environmental Solutions. Between 2007 and 2011 he was CEO of Sabesp – Companhia de Saneamento do Estado de São Paulo. From 1996 to 2000, he was Chairman of CADE. Mr. Gesner Oliveira holds a degree of PhD from the University of California (Berkeley), Master from Unicamp and Bachelor from FEA-USP, all in Economics.

Héctor Nuñez. Mr. Héctor Nuñez was elected as an effective member of the Company’s Board of Directors on November 18, 2021, he has been appointed by the shareholder Novonor . Mr. Héctor Nuñez was reelected on April 19, 2022, and on April 29, 2024. Mr. Héctor Nuñez is a high-level, customer-focused executive, international business strategist with more than 25 years of success managing growth, reengineering distressed operations, and initiating startups throughout the United States and South America. He holds a bachelor’s degree and an MBA from Florida International University in business administration. He served as CEO of Ri Happy Brinquedos S.A. for 9 years, leading transactions for the acquisition of the largest specialized retailers in Brazil. He also served as CEO of Walmart Brazil, a subsidiary of Walmart Stores, Inc., and held several leadership positions at The Coca-Cola Company and its group companies. From April 2021 to March 2022, he was Chairman of the Board of Directors of Novonor, having assumed, in March 2022, the position of Chief Executive Officer. He served, from January 2011 to December 2021, as an Independent Director of Vulcabrás, and from April 2017 to May 2022, as Chairman of the Board of Directors of Marisa S.A. He is also a board member of the NGO Amigos do Bem.

João Pinheiro Nogueira Batista (independent member). Mr. João Pinheiro Nogueira Batista was elected as an effective member of the Company’s Board of Directors on April 16, 2019, he has been appointed by the shareholder Novonor. Mr. João Nogueira was reelected on May 29, 2020, on April 19, 2022 and on April 29, 2024. He has acted for more than 10 years on Boards of Directors in Brazilian and foreign companies. Currently, Mr. João Nogueira serves as a member of the Risk and Compliance Committee of Wiz Soluções e Corretagem de Seguros S.A. and alternate member of Klabin S.A.’s Board of Directors. He also served as a member of the board of directors in third sector organizations: Instituto de Reciclagem do Adolescente- Recicla. Mr. João Nogueira held the position of CEO of Paranapanema S.A from November 2024 to January 2025; Chairman of the Companhia Docas do Espírito Santo S.A. – Porto de Vitória Board of Directors from the beginning of 2022 until April, 2024; independent member of the Board of Directors of Wiz Soluções e Corretagem de Seguros from April 2020 until April 2022; member of the Board of Directors of Atvos Agroindustrial S.A. - Em Recuperação Judicial until January 2023; CEO of Evoltz Participações S.A. until January 2022 and Marisa Lojas S/A from February 2023 to February 2024. In the Novonor Group, he was an independent member of the Board of Directors of Odebrecht Engenharia e Construção starting in June 2017 and Ocyan starting in April 2018, where he remained until January 2019, when he joined the Board of Directors of Novonor and remained until April 2021. In his long executive career, built in the public and private sectors, he was the CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, also occupying offices in companies like Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Nogueira holds a degree in economics from PUC-RJ and an MBA degree in Economic Engineering from Universidade Gama Filho, Rio de Janeiro.

Luiz Eduardo Valente Moreira. Mr. Luiz Eduardo Valente Moreira was elected as a full member of the Company’s Board of Directors on February 3, 2025, nominated by the shareholder Petrobras. He has been working for 44 years at the Petrobras group, where he has held various managerial positions, such as: Superintendent of the Presidente Getúlio Vargas Refinery (REPAR) from September 1999 to July 2000; General Manager of Refining Technology in Supply (AB-RE/TR) from December 2001 to April 2005; General Manager of the Henrique Lage Refinery (REVAP) from May 2005 to September 2008; General Manager of the Bahia Nitrogen Fertilizer Plant (FAFEN-BA) from September 2008 to September 2009; Executive Manager of Gas and Energy Gas-Chemical and Liquefaction (GE-GQL) from September 2009 to August 2013; Director of the “Comperj Petrochemical” project at Braskem from September 2013 to May 2015; Executive Manager of Safety, Environment, and Health (SMS) from June 2015 to March 2018; Executive Manager of Industrial (Refining) from April 2018 to April 2019; Vice President of Projects and Digital Technologies at Braskem Petrochemical from April 2019 to June 2020; Director of Services at Petrobras Transporte – Transpetro from July, 2020 to September 2021; President of Transpetro from September 2021 to April 2023; and Managing Director of Fábrica Carioca de Catalisadores since May 2023 to date. Mr. Luiz Eduardo Valente Moreira graduated in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) in 1980, having started his career at Petrobras in the same year. He holds a Postgraduate degree in Petroleum Processing Engineering from the Federal University of Rio de Janeiro (UFRJ) and an Executive MBA from COPPEAD (UFRJ).

Juliana Sá Vieira Baiardi. Ms. Juliana Sá Vieira Baiardi was elected as an effective member of the Company’s Board of Directors, appointed by the shareholder Novonor on April 19, 2022, and reelected on April 29, 2024. Since November 2024, Ms. Juliana Baiard is Executive Vice-President of Planning and Management of Simpar S.A. Previously, Ms. Juliana Baiardi joined Novonor Group in August 2011, where she remained until November 2023, where she held various positions including Novonor’s Business-Participation Leader from June 2022 to October 2023, member of the Board of Directors of OTP (Odebrecht Transport) from June 2019 to November 2024, Novonor’s CEO Advisor from April 2021 to June 2022, Vice-Chair of the Board of Directors of Odebrecht Engenharia e Construção from October 2019 until June 2022, Chief Executive Officer of Atvos from May 2019 to February 2021, Chief Executive Officer of OTP from May 2017 to May 2019, Chief Executive Officer of Odebrecht Ambiental from September 2016 to April 2017, Chief Financial Officer of Odebrecht Ambiental from February 2016 to September 2016 and Logistics Officer at OTP from August 2011 to February 2016. Prior to joining the Novonor Group, Ms. Juliana Baiardi worked for 10 years at JP Morgan in the areas of Investment Banking in Latin America and Private Equity. She also worked at Dresdner Bank in Brazil in the Project Finance sector from 1997 to 1999. Ms. Juliana Baiardi holds a degree in Civil Engineering from the Federal University of Bahia (UFBA) and an MBA from Columbia Business School in New York.

Roberto Faldini. Mr. Roberto Faldini was elected as an effective member of the Company’s Board of Directors on May 22, 2019, he has been appointed by the shareholder Novonor . Mr. Roberto Faldini was reelected on May 29, 2020, on April 19, 2022, and on April 29, 2024. In addition to the Board of Braskem S.A., he is currently CEO and partner of Faldini Participações Administração e Investimentos Ltda., member of the Boards of Irani Papel e Embalagens S.A., Litela S.A. and Cia. Habitasul de Participações. He was a member of the Board of Directors of Novonor S.A. until December 2023. He participates voluntarily as a member of the Board of Trustees of the Dorina Nowill Foundation for the Blind, the Crespi Prado Foundation, where he is also Executive President, and the Norberto Odebrecht Foundation. He is an officer of Ema Gordon Klabin Cultural Foundation. Mr. Roberto Faldini is an Instructor at IBGC – Brazilian Institute for Corporate Governance, a guest professor at Dom Cabral Foundation and an arbitrator of CAM – Market Arbitration Chamber of B3. He participated, since the 1980s, as a member of Board of Directors and Advisory Boards of several companies in Brazil and abroad, among them BOVESPA, Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet, Sadia, BRF, BMG, Vulcabrás and Marfrig. He is a co-founder of IBCG – Brazilian Institute for Corporate Governance in 1995, and nowadays he remains active in many of its committees. He is an associated member of IBEF – Brazilian Institute for Financial Executives, and FBN – Family Business Network. He is an Honorary Director of Abrasca, the Brazilian Association of Publicly Held Companies. For more than 20 years he was executive officer, shareholder and member of the Board of Directors of Metal Leve S.A., as well as Chairman of the Brazilian Securities and Exchange Commission – CVM in 1992. He was the coordinator for 5 years (2002-2007) in the State of São Paulo of the Family Business Core – PDA, of Dom Cabral Foundation. He graduated in Business Administration from Fundação Getúlio Vargas (1972), he holds a specialization degree in (i) Advanced Management from Fundação Dom Cabral and INSEAD Fontainebleau – France (1991); (ii) Entrepreneurship by Babson College (2004); and (iii) Corporate Governance (IFC and IBGC – 2009, 2011, 2013 and 2016). From 2016 to the present, he has continued and continues to participate in several courses and seminars in Brazil and abroad, as well as in events related to Business Strategy, Business Administration, Corporate and Family Governance.

Paulo Roberto Britto Guimarães. Mr. Paulo Roberto Britto Guimarães was elected as an effective member of the Company’s Board of Directors on April 29, 2024, appointed by shareholder Petrobras. He served as Superintendent of Attraction of Investments and Promotion of Economic Development of the Bureau of Industry, Commerce and Mining (SICM) from 2009 to 2014 and has served as Superintendent of Attraction of Investments and Promotion of Economic Development of the Bureau of Economic Development (SDE) of the State of Bahia since 2015, having been temporarily in charge of the Bureau between April and May 2015, April and May 2018 and between March and May 2022, in addition to participating in several international missions of the Government of the State of Bahia, many advising or representing the Governor of the State of Bahia (2010 – 2023). Since April 2024, he has held the position of CEO at Bahiainveste – Empresa Baiana de Ativos. He held the positions of Coordinator of the Chemical Engineering Course, Head of the Department of Engineering and Architecture and Coordinator of the Master’s Degree in Energy at Universidade Salvador UNIFACS, where he also served as full professor until 2017, researcher and permanent professor of the Master’s Degree in Energy, collaborating professor of the Multi-institutional Doctorate in Chemical Engineering (UFBA/UNIFACS) and professor of the Undergraduate Course in Chemical Engineering, having also held the positions of Technical Coordinator of the Fuel Quality Monitoring Program PMQC of the Brazilian Agency of Petroleum, Natural Gas and Biofuels – ANP in the State of Bahia until 2014 and holder of the Teaching, Research and Extension Council (CONSEPE) and the University Council (CONSUNI). He served as Chairman of the Board of Directors of Empresa Baiana de Ativos S.A. – Bahiainveste between 2017 and 2024, and as a Member of the Board of Directors of Companhia Baiana de Pesquisa Mineral CBPM, of which he was Chairman between April and July 2023, having served as Chairman of the Audit Committee of Empresa Baiana de Pesca Bahia Pesca from 2015 to 2023, holder in several periods of the Board of Trustees of FAPESP Fundação de Amparo à Pesquisa do Estado da Bahia and holder of the Regional Chemistry Council of Bahia CRQ 7th Region. He has experience in the areas of Chemical and Energy Engineering, with emphasis on oil and petrochemicals, renewable energies, green hydrogen, energy transition, catalysis, thermodynamics, modeling and simulation, fuels, petroleum derivatives and regulation of the oil industry, in which he coordinated and participated in several research and engineering projects, with financing from companies (Petrobras, Braskem, Ford, etc.) and development agencies (FAPESP, ANP and MCT/CNPq/FINEP/CTPetro). He holds a degree in Chemical Engineering from the Federal University of Bahia, a master’s degree in Chemical Engineering from the State University of Campinas and a doctorate in Chemical Engineering from the University of Leeds, England.

Alternate Directors

Rodrigo Tiradentes Montecchiari. Mr. Rodrigo Tiradentes Montecchiari was elected as an alternate member of the Company’s Board of Directors by appointment of the shareholder Petrobras on April 19, 2022, and was reelected on April 29, 2024. Mr. Rodrigo Montecchiari has been the Manager of Financial and Commercial Operations Control at Petrobras S.A. since December 2022, a Board Member of Petrobras America since April 12th, 2024, and Fiscal Council Member of Refinaria de Mucuripe S.A. since November 2020. Additionally, he served as the Chief Financial Officer (CFO) of PB-LOG from April 2017 to December 2021. He also held the position of Fiscal Council Member of Cia Petroquímica de Pernambuco from April 2013 to June 2017; at Cia de Gás do Estado do Mato Grosso do Sul from April 2013 to April 2015; at Paraná Xisto S.A. from December 2020 to November 2022; at Refinaria de Manaus S.A. from December 2020 to November 2022; Refinaria de Mataripe S.A. from December 2020 to November 2021; and as an Alternate Fiscal Council Member at Petros from April 2013 to March 2018 and at Logum Logística S.A. from May 2018 to April 2021. Mr. Rodrigo Montecchiari was also the Corporate Finance Coordinator at Petrobras from December 2012 to March 2017 in addition to serving as Financial and Administrative Director at the following companies: Petrobras Namibia, from March 2012 to November 2012; Petrobras Angola, from March 2010 to February 2012; Petrobras Nigeria, from May 2007 to February 2010; and Coordinator of Audit and Joint Ventures at Petrobras, from 2003 to April 2007. He holds a degree in Economics from the Federal Fluminense University, an Executive MBA from Fundação Dom Cabral, and a Master’s in Corporate Finance from the University of Liverpool (distance learning).

Daniel Pereira de Albuquerque Ennes. Mr. Daniel Pereira de Albuquerque Ennes was elected as an alternate member of the Company’s Board of Directors, appointed by the shareholder Petrobras on May 29, 2020, being reelected on April 19, 2022 and on April 29, 2024. He is currently the Manager of Structured Bank Financing of Petrobras. Previously, he was a member of the Board of Directors of Liquigás Distribuidora S.A. and Bank Market Coordinator, Domestic Capital Market Coordinator and Export Credit Agency Coordinator of Petrobras. Mr. Daniel Ennes is an Economy graduate by Universidade Federal do Rio de Janeiro (UFRJ), has a bachelor’s degree in Law from Universidade do Estado do Rio de Janeiro (UERJ) and a Master’s degree in Industrial Economics by Universidade Federal do Rio de Janeiro (UFRJ).

Guilherme Simões de Abreu. Mr. Guilherme Simões de Abreu was elected as an alternate member of Braskem’s Board of Directors on May 29, 2020, being reelected on April 19, 2022, and April 29, 2024, and he has been appointed by shareholder Novonor. Until January 2023, he held the position of Person Responsible for People, Communication and Organization of Novonor. From June 2018 to December 2019, he held the position of Executive Secretary of the Board of Directors of Novonor, and from April 2013 to March 2017, he was Manager of Novonor, for People and Organization matters.

Marco Antonio Zacarias. Mr. Marco Antonio Zacarias was elected for the position of alternate member of the Company's Board of Directors by appointment from shareholder Petrobras on April 19, 222 being reelected on April 29, 2024. Mr. Marcos Antonio is the Legal Representative and Administrative and Financial Director of Petrobras Colombia Combustíveis S.A. since August 1st, 2022, and was Chief Executive Officer of Petrobras Uruguay S.A. de Inversión and Petrobras Uruguay Servicios y Operaciones S.A. from March 1, 2020, to November 22, 2022. He was Chief Executive Officer of Petrobras Uruguay Distribuición S.A. and Misurol S.A. from March 1, 2020 to February 5, 2021; Director of Petrobras Uruguay S.A. de Inversión, Vice President of Petrobras Uruguay Distribuición S.A., Vice President of Mirusol S.A. and Vice President of Petrobras Uruguay Servicios y Operaciones S.A., from January 1, 2018 to February 29, 2020; Vice President of Distribuidora de Gas Montevideo S.A. and Member of the Board of Directors of Conecta S.A., from January 2, 2019 to September 30, 2019; General Manager of Management and Benefits of Braskem, from 2016 to 2017, General Manager of Financial Management, in 2016, Executive Manager of Corporate Finance, from 2015 to 2016, General Manager of Financial Management, from 2006 to 2015, Subsidiary Coordination Manager, from 2005 to 2006, Accounting Manager of International Business, from 2000 to 2005, at Petrobras; Financial Control Manager, at Petrobras Internacional S.A. - Braspetro, from 1999 to 2000; and Financial and Administrative Manager, at Petrobras Colombia, from 1995 to 1999. He worked at Amil Assistência Médica Internacional Ltda., Cobra Computadores S.A., Banco Mercantil de São Paulo S.A., and the Ministry of Aeronautics during his mandatory military service. He graduated in Accounting from Universidade do Estado do Rio de Janeiro in 1987. He holds an MBA in Business, Controllership, Auditing and Accounting from Fundação Getulio Vargas, in 1994; MBA in Accounting Management from the University of São Paulo, in 2005; Advanced Management Program by INSEAD Business School, Fontainebleau, France, in 2008; and the International Advanced Program in Oil and Gas Financial Management of the University of Texas at Dallas, United States, in 1997.

Lineu Fachin Leonardo. Mr. Lineu Fachin Leonardo was elected as an alternate member of the Board of Directors by appointment of the shareholder Petrobras on April 19, 2022, being reelected on April 29, 2024. Mr. Lineu Fachin has been the Governance Officer for Climate Change and Decarbonization at Petrobras since May 2024. He has held several managerial positions at Petrobras in the last 15 years, in addition to having worked for a company controlled by Petrobras, also with managerial performance in the Human Resources area. Among the managerial experiences at Petrobras, we highlight the conduct of Career, Succession and Performance, Development and Organizational Learning topics, in addition to having worked as an International HR manager at Petrobras. At Transpetro (Petrobras Transporte S.A.), he was in charge of Career, Compensation, Performance and Labor and Union Relations issues during his time at the company. He has a professional role prior to Petrobras in the educational field, having worked in the implementation of distance learning courses at Brazilian State of Paraná. He holds a Bachelor's Degree in Business Administration from the State University of Londrina (1999-2003), in addition to a degree in Tourism and Hospitality from the North University of Paraná (1999-2003). He holds a Specialization in International Relations from Universidade Candido Mendes (2007-2008); and Specialization in People Management, by IBMEC (2008-2009). He holds a Master's Degree in Business Administration from Fundação Getúlio Vargas/RJ (2019-2020). He also has executive training abroad in schools such as INSEAD – Institut Européen d'Administration des Affaires, Center for Creative Leadership, Kellogg School of Management, TIAS Business School and Rutgers Business School.

Board of Executive Officers of Braskem

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization, day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our by-laws require that the board of executive officers consists of a chief executive officer and between three and nine additional members, each responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, and our chief executive officer, have no formal titles (other than the title of executive officer) but have the informal titles set forth in the table below.

The members of our board of executive officers are elected by our board of directors for a three-year terms unified terms and are eligible for reelection. The current term of all of our executive officers ends at the first board of directors meeting held immediately after our annual shareholders’ meeting to be held in 2027. Our board of directors may remove any executive officer from office at any time with or without cause. Company’s by-laws do not require the members of our board of directors to be a resident in Brazil or become our shareholders. Our board of executive officers holds meetings when called by our chief executive officer.

The following table lists the current members of our board of executive officers as of the date of this annual report:

Name	Year of First Appointment	Position Held	Age
Roberto Prisco Paraiso Ramos	2024	Chief Executive Officer	78
Felipe Montoro Jens	2024	Chief Financial Officer and Investor Relations Officer	54
Stefan Lanna Lepecki	2024	Executive Officer and Head of South America Business	63
Andre Amaro da Silveira	2024	Executive Officer and Head of People and Organization, Communication, Marketing, Press and Alagoas Case	61
Geraldo Magela de Moraes Vilaça Netto	2024	Executive Officer and Head of Legal, Corporate Governance and Intellectual Property	45

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers:

Roberto Prisco Paraiso Ramos. Ramos is the current Chief Executive Officer of Braskem elected on November 25, 2024. Mr. Roberto Prisco Paraiso Ramos joined the Novonor Group in 1995, participating in various prominent programs in Brazil and abroad. Among his roles, he served as Chairman of the North Sea Production Company, responsible for the operation of the MacCulloch field for Conoco UK. In 2002, he joined the newly created Braskem as Executive Vice President, overseeing the PET, DMT, and Caprolactam plants. Later, Mr. Roberto Ramos led the Corporate Excellence Program, which included IT (implementing the SAP system), Health, Safety, and the Environment. Subsequently, he took on the leadership of the International Area, where his most notable achievement was the initiation and implementation of the Etileno XXI Project in Mexico, serving as Chairman of the Braskem Idesa’s Board of Directors. In 2010, Mr. Roberto Ramos assumed the leadership of Ocyan, where he remained until 2014. After an eight-year period as a board member in various Novonor Group businesses, he returned to the presidency of Ocyan in 2023 to complete Novonor’s divestment process in the business. Mr. Roberto Ramos has extensive experience as a counselor, businessman, and executive, notably during his tenure at the Focchi Group in Italy as Corporate Finance Director. He holds a degree in Mechanical Engineering from UFRJ, a specialization in Business Management from Harvard Business School, and has concluded the coursework to be awarded a master’s degree in Finance from the University of Leicester, pending the filing of the dissertation.

Felipe Montoro Jens. Mr. Felipe Montoro Jens was elected as the Company’s Chief Financial Officer and Investor Relations Officer on December 13, 2024. Among his 30 years of professional experience, Mr. Felipe Montoro Jens has worked as a Board of Directors member, Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Information Officer (CIO), and Managing Director in different companies, including Novonor group and others, in the areas of infrastructure (highways, ports, and airports, generation, transmission, and distribution of electrical energy, basic sanitation, and properties, through Concessions and PPPs – Parcerias Público-Privadas); and industrial (chemical, petrochemical, oil and gas, sugar and ethanol), in Brazil and abroad (UK, US, Portugal, and Singapore), having been responsible, more recently, for the corporate restructuring and asset sale of the Novonor Group. In C-Level positions in many different companies and countries, Mr. Felipe Jens has structured and implemented many global finance operations, obtaining market resources, both in green-field investments (Project Finance, Lease Finance) and in corporate operations (M&As, Bonds, Debentures, Cash & Liability Management). Beyond financial achievements, Mr. Felipe Jens has worked in Governance and Organizational Restructuring (turnaround and judicial recoveries), including monitoring and compliance activities. Mr. Felipe Montoro Jens holds a Bachelor’s degree in Business Administration from Fundação Getúlio Vargas – FGV/EAESP, with a Master’s Degree in International Business Administration (MIM) from Thunderbird, The American Garvin School of International Management, US.

Stefan Lanna Lepecki. Mr. Stefan Lanna Lepecki was appointed as a member of the Company’s Executive Management on December 13, 2024 and he is currently responsible for the South America Business. Mr. Stefan Lanna Lepecki was Braskem Idesa’s CEO from 2017 to 2024. He has more than 30 years of experience in the petrochemical sector. He worked as Project Etileno XXI Director, in Mexico, from 2010 to 2016, having worked at Braskem S.A. between 1991 and 2010, in the areas of Information Technology and Shared Services, Corporate Controllership, Industrial Planning, Industrial Automation, among others. Mr. Stefan Lepecki has been Vice-President and Executive Committee Member of ANIQ – Associação Nacional da Indústria Química, in Mexico, since 2017, and Director of APLA – Associação Petroquímica Latino-Americana, since 2019. He was a member of the National Board of CCE – Conselho Coordenador Empresarial – Mexico from 2020 to 2022. Mr. Stefan Lanna Lepecki holds a Bachelor’s degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro, with MBA in Business Management from Fundação Getulio Vargas – FGV.

Andre Amaro da Silveira. Mr. Andre Amaro da Silveira was appointed as a member of the Company’s Executive Management on December 13, 2024 and he is currently the Executive Officer and Head of People and Organization, Communication, Marketing, Press and Alagoas Case. Mr. André Amaro da Silveira was elected as Braskem’s Board of Directors Member in 2023 and 2024 and worked for the Novonor group from 1988 to 2018. He started his career in heavy infrastructure projects and led Novonor’s investments in public service concession programs in Brazil, Argentina, and Portugal. During this period, Mr. André Amaro also served as Project Finance and Export Director at Construtora Norberto Odebrecht (CNO), Vice President of Planning and People at Braskem S.A., Vice President of Human Resources at Novonor, President of Novonor Properties and Novonor Defesa e Tecnologia, and Chairman of the Board of Directors of Redram Construtora de Obras S.A. Mr. André Amaro holds a Bachelor’s degree in Civil Engineering from the Universidade Federal de Minas Gerais and a Master’s in Business Administration from IMD.

Geraldo Vilaça Netto. Mr. Geraldo Vilaça Netto was appointed as a member of the Company’s Executive Management on December 13, 2024 and he is currently the Executive Officer and Head of Legal, Corporate Governance and Intellectual Property. Mr. Geraldo Vilaça has more than 20 years of professional experience, working in law firms and legal departments, where he held leadership and directorship positions. He served as a Board of Directors member of companies operating in sanitation, technology, and sugar and ethanol. Mr. Geraldo Vilaça advised companies in many sectors, notably in the infrastructure sector, with emphasis on project structuring, contractual, litigation, regulatory, and M&A areas. Throughout his career, he accumulated experience in strategic corporate litigation management, complex negotiations, and crisis management, proposing and executing legal and business strategies with many counterparties, both public and private. He holds a Law degree from the Universidade Federal da Bahia and a Master’s degree in Civil Law from PUC-SP.

Board Committees

On November 8, 2023, our board of directors approved a revision of its internal rules, and between 2021 and 2023 also updated the board committees’ internal rules. Under these revised rules, our bylaws and the Braskem shareholders’ agreement, our board of directors has established four permanent committees and has the power to establish ad-hoc committees. Permanent committees must have at least three and no more than five members. Ad-hoc committees may be convened for a limited period to consider temporary issues and are dissolved when their purpose has been achieved or when the term established upon the creation of such committees expires. The number of members of the ad-hoc committees is defined upon the creation of such committees. An English translation of the internal rules of our board of directors and each of its committees is available on our investor relations website at www.braskem-ri.com.br.

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

Finance and Investment Committee

Our Finance and Investment Committee meets at least quarterly and has its duties fixed at its Internal Rule, such as: (1) to analyze existing policies relating to financial management, investments dividends, interest on equity and securities trading and guarantees, (2) to analyze opportunities related to financing and investment transactions that may improve our capital structure, and (3) to analyze guidelines and protocols for our business planning execution cycle. Our Finance and Investment Committee is currently composed of Mr. João Pinheiro Nogueira Batista (coordinator), Mr. Héctor Nuñez, Mr. Olavo Bentes David and Mr. Rodrigo Tiradentes Montecchiari.

People and Organization Committee

Our People and Organization Committee conducts work meetings at least six times per year and has the following duties: (1) to evaluate new policies and review existing policies relating to people and organizational matters, (2) to analyze processes relating to identification, training, development and succession of executives for or in strategic positions, (3) to analyze processes relating to the determination of fixed and variable compensation for executives in strategic positions, and (4) to evaluate new policies and review existing policies relating the maintenance and strengthening of our corporate culture. Our People and Organization Committee is currently composed of Mr. Danilo Ferreira da Silva (coordinator), Mr. Guilherme Simões de Abreu and Ms. Juliana Sá Vieira Baiardi.

Strategy, Communication and ESG Committee

Our Strategy, Communication and ESG Committee conducts work meetings at least five times per year and has the following duties: (1) to follow up and assess Braskem’s initiatives regarding corporate sustainability and ESG criteria, within the scope of the strategic vision set forth in our business plan, (2) to evaluate new policies and review existing policies relating to disclosure of information, sustainable development and Health, Safety, Environment, Quality and Productivity, (3) to evaluate our image projected to and perceived in the market and make recommendations to our board of directors to maintain or to redefine our social communications programs, and (4) to analyze guidelines and protocols for our business planning and execution cycle. Our Strategy, Communication and ESG Committee is currently composed of Mr. José Mauro M. Carneiro da Cunha (coordinator), Mr. Mauricio Dantas Bezerra and Mr. Paulo Roberto Britto Guimarães.

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

The main duties and objectives are to (1) evaluate internal controls, risk exposure and compliance with applicable laws and regulations, (2) monitor investigations related to ethics complaints, (3) analyze and periodically update the Compliance System Policy, the Anticorruption Policy and the Related Party Transactions Policy, (4) opine about the selection and dismissal of the our independent external auditors, (5) monitor the quality and integrity of the quarterly information, interim statements, and financial statements, and (6) evaluate, prior to the appreciation by the Board of Directors, the appropriateness of transactions subject to the approval of the Board of Directors between the Company and its related parties, as provided for in the Company’s Bylaws and in the Policy of Transactions with Related Parties of the Company, as well as to carry out the monitoring, including the respective evidences, jointly with the Management and the internal audit area. The detailing of the competencies of the Statutory Compliance and Audit Committee can be found in its Internal Rules. Our Statutory Compliance and Audit Committee is currently composed of Mr. Gesner José de Oliveira Filho (coordinator), Mr. Carlos Plachta, Mr. Roberto Faldini, Mr. Gustavo Raldi Tancini (external member) and Ms. Maria Helena Pettersson (external member).

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

External Members

Gustavo Raldi Tancini. Mr. Gustavo Raldi Tancini was elected as an effective member of the Company’s Statutory Compliance and Audit Committee on December 13, 2024, by the Company’s board of directors. Mr. Gustavo Tancini holds a Ph.D., a master´s degree, and a bachelor’s degree in accounting from University of São Paulo (FEA/USP). He also holds a postgraduate degree in Corporate Law from Fundação Getulio Vargas (GVLAW) and an executive education in Valuation of Private Assets from Oxford University (Saïd Business School). Mr. Gustavo Tancini additionally holds a Diploma and Certificate in International Financial Reporting (“IFRS Accounting Standards”) and International Audit from ACCA (Association of Chartered Certified Accountants), as well as Certificates in IFRS and IFRS for SMEs from ICAEW (Institute of Chartered Accountants of England and Wales). He has been a partner of Momentum Accounting – Contabilidade, Auditoria e Consultoria since 2008, working on projects and reports related to corporate, tax and finance to companies of various sizes and sectors. He also serves as a lecturer and independent consultant for Fundação Instituto de Pesquisas Contábil, Atuariais e Financeiras (FIPECAFI) since 2011. Visiting lecturer of Fundação Getúlio Vargas – Escola de Economia de São Paulo (FGV/EESP), of PEGECE/ ESALQ/USP, of Associação Paulista de Estudos Tributários (APET), of Escola de Negócios FBM and of Fundação Alvares Penteado (FECAP).

Maria Helena Pettersson. Mrs. Maria Helena Pettersson is a member of the Company’s Compliance and Audit Statutory Committee since November 9, 2021, reelected on April 27, 2022 and on May 8, 2024 by the Company’s board of directors. Mrs. Maria Helena Pettersson has a bachelor's degree in Accounting and Business Administration with several courses in finance, business management, internal controls, business and asset valuation etc. Board member and senior consultant with 40 years of experience in accounting, financial statements, corporate governance, internal and external financial reporting, internal controls, ethics and compliance, compliance with laws and regulations, risk governance and international accounting. She has served as an audit and consulting partner, coordinating services to large multinational companies, large Brazilian business groups, publicly traded companies in Brazil and SEC-listed companies, in various industries, such as media and entertainment, airlines, telecommunications, manufacturing, retail and trade, services, healthcare, among others. She is currently a member of the Advisory Board of CARLAB at Rutgers University, member of the Audit Committee of Tecnisa S.A. and China Theree Gorges Brasil Energia S.A. (CTG Brasil), member of the Board of Directors and Audit Committee of U&M Mineração e Construção S.A., and Serves as a member of the Supervisory Council and Board of Director of two non for profit organizations, Associação Unanime and Fundação Guairá. She also provides independent consulting services in the areas of corporate governance and compliance, board committee structuring, preparation for M&As and IPOs and professionalization of the management of family-owned companies. She worked for nearly 30 years as independent auditor, led audits of financial statements for local and international purposes, and conducted large and complex consulting engagements, including IPOs, mergers, acquisitions, post-transaction integration, debt restructurings and judicial restructurings. She has experience in the areas of accounting and financial statements, corporate financial reporting, compliance with capital markets laws and regulations, financial planning, business valuation, risk management, internal and external auditing, Brazilian and international regulatory frameworks of the auditing profession, as well as familiarity with global best practices in corporate governance.

Chief Compliance Officer

Our chief compliance officer, or CCO, has a full-line report directly to the Statutory Compliance and Audit Committee, and a dotted-line report to the CEO of the Company. Our CCO exercises independent judgment and acts in an impartial manner. Our CCO is responsible for developing a compliance system, assisting the CEO in implementing the compliance system and continually monitoring developments in this respect. Our CCO is also responsible for global activities involving Internal Audit, Corporate Risk Management, Internal Controls, Compliance and Data Protection.

Nir Lander. Mr. Nir Lander has served as our Chief Compliance Officer (CCO) since December 2024 and has more than 23 years of professional experience in Internal Audit, Compliance, Corporate Fraud and Risk Management, in which he holds international specializations and certifications. In 2018, he was recognized by the "Compliance on TOP" survey as one of the 20 most admired Compliance professionals in Brazil. He joined Ocyan in 2016 as Chief Compliance Officer, where he led the implementation of the Integrity Program and the Internal Audit area. Mr. Nir Lander is also a Member of the Board of Trustees of the Norberto Odebrecht Foundation and an independent member of the Audit Committee of the Sistel Social Security Foundation. He holds a degree in Electrical and Telecommunications Engineering from CEFET-RJ and a postgraduate degree in Information Security from UNI-Rio, an MBA in Strategic Business Management from IBMEC-RJ, a member of the Audit Committee from IBGC and Executive Education from Wharton Business School (PA/United States) and Columbia Business School (NY/United States).

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

The members of our fiscal council and their alternate members are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting, which will be held in 2025. Under the Brazilian Corporate Law, the fiscal council may not contain members who are members of our board of directors or of our board of executive officers or be employees of the Company or of its controlled companies or of companies from the same group, or spouses or relatives, up to third degree of relatives, of any member of our management. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been an officer or fiscal council member of another Brazilian Company for at least three years prior to election to our fiscal council. Holders of (1) preferred shares without voting rights, or with restricted vote, and (2) non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect, in a separate voting, one member and his or her respective alternate to the fiscal council.

The responsibilities of a fiscal council are established by the Brazilian Corporate Law. In accordance with the Brazilian Corporate Law, our fiscal council has the right and obligation to, among other things:

•	supervise, through any of its members, the actions of our directors and executive officers and to verify the fulfillment of their duties;
•	give an opinion on the annual report of our management, including the supplementary information deemed necessary or useful for deliberation at a general meeting;
•	at least every three months examine the trial balance sheet and other financial statements periodically prepared by the Company;
•	examine the accounts and financial statements for the financial year and give an opinion on them;
•	opine on any management proposals to be submitted to a vote of our shareholders related to:

o	changes in our share capital;
o	issuances of debentures or rights offerings entitling the holder to subscribe for equity securities;
o	investment plans or capital budgets;
o	distributions of dividends; and
o	transformation of our corporate form and any corporate restructuring, such as takeovers, mergers and spin-offs;
•	inform our management of any error, fraud or detected and suggest measures we should take to protect our primary interests. If our management fails to take the measures required to protect our interests, inform our shareholders at a shareholders’ meeting of these facts;
•	call general shareholders’ meetings if management delays the general shareholders’ meeting for more than one month and call special shareholders’ meetings if important matters arise;
•	to attend the Board of Directors’ Meetings in which it must give an opinion on the subjects to be resolved upon the council;
•	to attend or be represented, by at least one of its members, in the Company’s General Meetings, answering the requests for information made by our Shareholders; and
•	to request that the Company’s Management, upon request of any of its members, provide clarifications or information about specific facts, provided that they are related to its supervisory duty, under the law and the Company’s Bylaws.

The following table lists the current members of our fiscal council:

Name	Year of First Appointment
Henrique Jaeger	2024
Gilberto Braga	2015
Ismael Campos de Abreu	2003
Roberto dos Santos Rodrigues	2024
Daniel André Stieler	2024

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Henrique Jaeger. Mr. Henrique Jaeger was elected as an effective member of the Company’s Fiscal Council on April 29, 2024, by appointment from shareholder Petrobras. Mr. Henrique Jaeger has served as Chief Executive Officer at the Petrobras Social Security Foundation since July 2023. From July 2019 to February 2023, he served as advisor of Federação Única dos Petroleiros; from February to July 2023, he was Advisor to the Presidency of Petrobras S.A. and until December 2022 he was a Researcher at INEEP. From 2006 to 2017, Mr. Henrique Jager served as a director of large national companies, with emphasis on: Banco do Brasil, Telemig Celular, Brasiltelecon, DASA, INVEPAR, Eldorado Celulose with a focus on maximizing short- and long-term results. He also has extensive experience in Audit Committees and Executive Compensation and Fiscal Councils. Mr. Henrique Jager holds a degree in Economics from UFRRJ and a postgraduate degree in Accounting and Finance from FIPECAFI.

Gilberto Braga. Mr. Gilberto Braga was elected as an effective member of the Company’s Fiscal Council on April 9, 2015, by appointment from shareholder Novonor. Mr. Gilberto worked as an effective member of the Fiscal Council in the last years, being reelected on April 29, 2024. Mr. Gilberto is a business consultant in the financial, capital market, corporate, tax, forensic and legal expertise areas, and serves as a member of fiscal and management boards, and audit committee of publicly held companies and professional associations. He was a member of the Consulting Committee of Accounting Rules of Investment Funds of CVM, is a university professor of undergraduate and graduate courses in corporate governance at IBMEC, a commenter at Rádio CBN, Rádio Roquette Pinto and a writer for newspapers and websites specialized in finance. With a degree in Economics by UCAM Ipanema and Accounting by UGF, he has a graduate degree by IAG-PUC Rio in Financial Administration and a master’s degree in Administration (Finances and Capital Market) by IBMEC-Rio, and he is a member of IBGC. He also participates as member of Arbitration and Mediation Commission of CRC-RJ and of Bankruptcy and Judicial Recovery Commission of CRA-RJ.

Ismael Campos de Abreu. Mr. Ismael Campos de Abreu was elected as an effective member of the Company’s Fiscal Council on April 29, 2003, by appointment from shareholder Novonor. Mr. Ismael Abreu worked as member of the Fiscal Council in the last years, being reelected on April 29, 2024. Mr. Ismael acted as an Officer of Kieppe Participações e Administração Ltda. – Em Recuperação Judicial during the period from April 2011 to May 2017. Between 1995 and March 2011 he served as Controller of Novonor. He was the head of the tax consulting division of PricewaterhouseCoopers (1978/1985) and of Arthur Andersen (1989/1991). He was a partner at Performance Auditoria e Consultoria Empresarial (1992/1995). He was a member of the Board of Directors of Hospital Cardio Pulmonar and a member of the Fiscal Council of several companies operating in the petrochemical segment. Mr. Ismael Abreu holds a degree in Accounting from Visconde de Cairú Foundation and a postgraduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento (Interamerican Development Center).

Roberto dos Santos Rodrigues. Mr. Roberto Rodrigues was elected as an effective member of the Fiscal Council on April 29, 2024, by appointment from shareholder Petrobras. He holds a Bachelor’s Degree in Economic Sciences from the Instituto Superior de Ciências Aplicadas, as the best student of the course, a specialization degree in Social and Labor Economics from the Institute of Economics of UNICAMP, an MBA in Strategic Business Management from FACAMP, a specialization degree in Skills Development and Leadership from Univel (In Company) and a Master’s Degree in Economics from the State University of Maringá. He is currently pursuing a PhD in Economics at the State University of Maringá (UEM). Mr. Roberto has more than 15 years of experience in the areas of investments, corporate governance, finance and market intelligence. Since February 2024, he has held the position of advisor to the Executive Board at Fundação Petrobras de Seguridade Social (Petros). From January 2017 to February 2024, he was Head of Investments and Funding at Sicredi. Additionally, from April 2016 to April 2017 he was a member of the Board and Management of Log-In Logística S.A. and from September 2015 to December 2016 he was an advisor to the executive board and executive investment manager at Petros.

Daniel André Stieler. Mr. Stieler was elected as an effective member of the Fiscal Council on April 29, 2024, by appointment from the Minority Shareholder. Mr. Daniel André is chairman (since April/2023) and Member (since November/2021) of Vale’s Board of Directors, Coordinator (since May/2023) and member (since December/2022) of the Nomination and Governance Committee and Member of the Fund Allocation Committee Capital and Projects since May 2023. He was also Coordinator of the Capital Allocation and Projects Committee (December/2022 to April/2023), Member (November/2021 to May/2022) and Coordinator of the Financial Committee (May/2022 to December/2022) and Member of the Nominating Committee (January/2022 to April/2022 and May/2022 to December/2022) of Vale. Mr. Daniel André was President of the Banco do Brasil Employees’ Pension Fund – PREVI (June/2021 to February/2023); Member of the Deliberative Council of the Brazilian Association of Closed Supplementary Pension Entities – ABRAPP (since July/2021); Member of the Board of Directors of Tupy S.A. (April/2022 to April/2023); Member of the Board of Directors of Alelo S.A. (April/2020 to April/2022); member of the Board of Directors of Livelo S.A. (April/2020 to October/2021); Superintendent Director (January/2021 to June/2021), President of the Deliberative Council (July/2020 to January/2021) and Member of the Fiscal Council (June/2016 to July/2020) of Economus Instituto de Seguridade Social; member of the Deliberative Council of the Corporate University of Complementary Pensions – UniAbraap (February/2021 to June/2021); Statutory Director of Controllership of Banco do Brasil S.A. (July/2019 to January/2021); Member of the Advisory and Finance Council of Banco Votorantim S.A. (October/2016 to October/2019); Executive Manager of the Accounting Disclosure Management of the Banco do Brasil Conglomerate in the Accounting Department of Banco do Brasil S.A. (March/2009 to June/2019); and Member of the Financial Institutions Accounting Affairs Committee of the Brazilian Federation of Banks – Febraban (December/2009 to July/2019). Mr. Daniel André graduated in Accounting Sciences from the Federal University of Santa Maria – UFSM in 1989, completed a postgraduate degree in Financial Administration from the Getúlio Vargas Foundation – FGV in 1998, an MBA in Audit from the Getúlio Vargas Foundation – FGV in 2000, and an MBA in Accounting from the Institute of Accounting, Actuarial and Financial Research Foundation – FIPECAFI in 2003. He owns a certificate of Fiscal Counsil from Instituto Brasileiro de Governança Corporativa – IBGC (until March 2026), certificate to Board of Directors from ICSS until August 2027. He also participated in development courses in the following areas: People and Processes Management, from Columbia University (concluded in 2015); Corporate Governance, by FIPECAFI/USP (concluded in 2013), and Management Competencies, by Fundação Getúlio Vargas – FGV (concluded in 2010).

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

On April 29, 2024, at our annual general and extraordinary shareholders’ meeting, our shareholders approved the preliminary compensation amount to be payable to the members of our board of directors, our board of executive officers and the members of our fiscal council for the year 2024 in the aggregate amount of up to R$85.5 million.

The actual aggregate compensation to be paid relating to the fiscal year ended December 31, 2024, however, depends on certain personal and corporate objectives and the final approval of our shareholders.

The aggregate compensation for the years ended December 31, 2024, 2023 and 2022, was R$75.7 million, R$43.2 million, and R$60.5 million respectively.

The actual aggregate compensation relating to the fiscal year ended December 31, 2025, will be part of the management proposal for the annual shareholders meeting to be held on April 28, 2025.

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

Employees

The following table sets forth the number of our employees by geographic location at the end of each year indicated.

Number of Employees by Geographic Location	2024	2023	2022
State of Bahia	1,573	1,609	1,628
State of Rio Grande do Sul	1,546	1,571	1,567
State of São Paulo	2,123	2,167	2,226
State of Alagoas	655	661	672
State of Rio de Janeiro	392	409	398
Other Brazilian states	2	2	2
Brazil	6,291	6,419	6,493
United States	816	817	831
Germany	180	178	172
Netherlands	185	191	177
Mexico	871	922	959
Other countries	39	42	36
Total	8,382	8,569	8,668

Employees in Brazil

In Brazil, both employees and employers have the right to organize into unions. Employees belong to a specific “professional category” and employers constitute a specific “economic category” and they may be represented by a single union in a particular geographic area. Individual unions generally belong to statewide union federations, which in turn belong to nationwide union confederations. Braskem is part of the Petrochemicals, Chemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio de Janeiro, Rio Grande do Sul and São Paulo, and our employees are organized within the Petrochemicals Industries Workers’ Unions in each of these states. As of December 31, 2024, 27% of our employees in Brazil contribute optionally to the union fee, but all members are subject to the collective bargaining agreement signed by the workers' union and the industry union.

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

Post-Employment Benefits in Brazil

Vexty Defined Contribution Plan

The majority of our employees participate in the Vexty Pension Plan (former Odebrecht Previdência). We pay part of the monthly payments made by our employees to Vexty. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and are intended to provide its members with income upon retirement. In 2024, the number of active participants in Vexty was 5,831, and the contributions made by the sponsors in the year amounted to R$51.5 million.

Other Benefits in Brazil

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors in an insurance company. We pay most of the costs for these services, with a small monthly portion being paid by our employees. A small fee is also charged to our employees according to the use of some medical services (copayment system). In 2024, we spent R$176 million on this benefit.

Employees in the United States

The employees of Braskem America are not represented by any union, other than employees of Braskem America Neal, West Virginia plant. As of December 31, 2024, 7% of the employees were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expires on May 3, 2029.

Post-Employment Benefits in the United States

Braskem America administers a closed defined benefit pension plan. In 2024, there were 36 active participants, 24 employees with deferred benefits along with 95 employees receiving benefits as stated within the current year actuarial report. Due to the current funding levels of the pension plan, Braskem America was not required to contribute to the plan since 2020 plan year and, as a consequence, there were no additional cash contributions made in 2023. Additionally, there were no participant contributions in 2024.

Other Benefits in the United States

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.

Employees in Germany

Employees of Braskem Europe GmbH in Germany are not represented by any union. However, they are represented by local works councils (Betriebsrat).

Post-Employment Benefits in Germany

Pension Plan Germany

In October 2011, the obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition and for that pension plans Braskem has 79 active participants, which have in total 101 active plans, 66 participants with deferred benefits and 30 participants receiving benefits.

In 2013, Braskem Germany implemented a new defined contribution pension plan (PP2013). As of the date of this annual report, the plan has 64 participants.

Other Benefits in Germany

Braskem GmbH offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

Post-Employment Benefits in the Netherlands

Pension plan Netherlands

In the Netherlands, Braskem started a pension plan in 2009 with Delta Lloyd in a defined contribution scheme. In January 2021, Braskem in the Netherlands has a pension plan with Nationale Nederlanden, a pension plan with a defined contribution scheme. Participation is mandatory for locals that reside in NL. As of December 31, 2024, Nationale Nerderlanden plan has 153 participants.

In additional, Braskem BV also has 7 active participants of pension plan from Germany (PP2013).

Other Benefits in the Netherlands

Braskem BV offers its employees the ability to participate in benefit plans, including pension, life and disability coverage, health insurance (by reimbursement).

Employees in Mexico

Post-Employment Benefits in Mexico

Braskem Idesa employees are granted a government retirement benefit plan when they retire or reach retirement age. On December 31, 2024, 871 employees of Braskem Idesa were active participants in this government retirement plan. In 2024, the contributions made by Braskem Idesa in the year amounted to R$7,569 million.

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

Employees in Other Countries

Other Benefits in Singapore

Braskem BV Singapore Branch offers its employees the ability to participate in benefit plans, including life and disability coverage, and health insurance plans.

Performance-Based Employee Compensation Plan

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2024, 2023 and 2022, we provisioned the amounts of R$627 million, R$418.0 million and R$421.5 million, respectively, related to this program with respect to 8,887 employees and former employees, including our executive officers. The members of our board of directors do not participate in this program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of December 31, 2024, we had a share capital of R$8,043,222,080 equal to 797,207,834 total shares (including treasury shares), consisting of 451,668,652 common shares, 345,060,392 class A preferred shares and 478,790 class B preferred shares. As of December 31, 2024, all of our authorized shares were issued, other than 27 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares as of February 28, 2025, by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Novonor	226,334,623	50.1	79,182,498	22.9	305,517,121	38.3
Petrobras	212,426,952	47.0	75,761,739	22.0	288,188,691	36.1
Other(1)	12,907,077	2.9	190,116,155	55.1	203,502,022	25.5
All directors, fiscal council members, their alternates and executive officers as a group (34 persons)	898	*	1,239	*	2,137	*

(*) (1)	Less than 1% The amounts regarding shares from directors, fiscal council, their alternates and executives officers are also being considered in Other.

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

On January 14, 2022, we launched an offering of up to 154,886,547 class A preferred shares of Braskem S.A. to be sold by NSP Investimentos S.A. – Em Recuperação Judicial (Under Judicial Reorganization) and Petróleo Brasileiro S.A. – Petrobras, in a global offering that consisted of an international offering outside Brazil and a concurrent public offering in Brazil. On January 27, 2022, the global offering was cancelled. Despite the cancelation of the offering, our shareholders Novonor and Petrobras ratified their interest in resuming the offering in the future and taking all necessary measures to enable the migration of Braskem’s common shares to the Novo Mercado segment of the B3, as referred to in the material fact disclosed on Form 6-K on December 16, 2021.

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

On June 12, 2023, we requested clarification from Novonor due to the Material Fact disclosed on Form 6-K by Unipar Carbocloro S.A and the news published in the media regarding Novonor’s equity interest in Braskem. Novonor informed that it had received from Unipar Carbocloro S.A. (“Unipar”), on June 10, 2023, a non-binding proposal for the acquisition of shares of Braskem that represent a controlling stake. With respect to the terms of the proposal, Unipar proposed acquiring 34.366% of the total shares issued by Braskem (ex-treasury), with each share valued at R$36.5; and Novonor S.A remaining with a minority interest, indirectly representing 4% of the total shares issued by Braskem.

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

On November 8, 2023, we received a correspondence sent by Adnoc International Limited - Sole Partnership L.L.C. (“ADNOC”) to Novonor S.A. - Em Recuperação Judicial and to certain creditors holding the fiduciary lien of Braskem S.A. shares owned by Novonor (“Financial Institutions”), containing a non-binding offer for the acquisition of the interest held by Novonor in the Company. In summary, the proposal contemplated: (i) in consideration of Novonor’s 38.3% equity interest in the Company, the payment of an Equity Value of R$10.5 billion, Novonor retaining an economic equity interest in the Company post Closing up to 3% of the total shares currently issued by Braskem, which implies a value of R$37.29 per share; and (ii) the amount of R$10.5 billion will be delivered by ADNOC directly to the Financial Institutions as follows: (i) 50% cash to be paid by ADNOC on Closing; and (ii) the remaining 50% converted into U.S. dollars, on the closing date of the transaction, and paid as a cash equivalent deferred payment senior to ADNOC’s equity, with a maturity of 7 years, with annual coupons of 7.25% that are paid in-kind until the end of the 3rd year and paid in cash from the 4th year onwards. The proposal is also conditioned, among other customary conditions in transactions of this nature, to (i) satisfactory conclusion by ADNOC of Due Diligence; (ii) investigation of possible additional liabilities arising from the event in Alagoas; (iii) no existence of unaccounted for or unreported material contingent liabilities; (iv) execution of a new shareholders’ agreement with Petrobras.

On May 6, 2024, we received a correspondence from Novonor regarding the negotiations with ADNOC about a potential transaction involving the transfer of shares held by NSP Inc, controlled by Novonor, and issued by Braskem. In the correspondence, Novonor reported that ADNOC had informed them of their disinterest in continuing the analysis and negotiations concerning the potential transaction. Novonor stated that they would remain fully engaged in the process, in line with their commitment to other parties.

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

Under the Braskem S.A. Shareholders’ Agreement, the simple majority of the members of the board of directors has the power to approve our business plan. However, for so long as Petrobras owns, directly or indirectly, an aggregate of less than 30% and more than 18% of our voting share capital, we are prohibited from taking certain strategic actions unless a consensus regarding those actions is reached between Grupo Novonor and Petrobras, including, among others:

•	actions affecting our share capitalization or the rights of holders of our shares;
•	mergers, spin-offs or similar transactions;
•	investments and purchases of non-current assets with a value of more than of 30% of our non-current assets;
•	dispositions of non-current assets with a value in excess of 10% of our non-current assets;
•	creation of liens on our non-current assets with a value of more than the lesser of R$350 million and 20% of our non-current assets; and
•	actions that would result in our violating specified financial covenants.

Under the Braskem S.A. Shareholders’ Agreement, we have agreed that investments that we make to increase our capacity in petrochemical inputs, resins and other products must be supported by an evaluation demonstrating profitability under standards such as net present value or internal rate of return. Each of the parties to it has granted a right of first refusal to us with respect to the development of any petrochemical project that such parties propose to pursue. If we decide not to participate in any such proposed project, each of such parties has agreed that we will have the right to market the products produced by the proposed project on conditions satisfactory to us and such parties.

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

On March 6, 2024, we received a joint letter from the shareholders who are signatories to its Shareholders’ Agreement, i.e., Novonor, NSP Inv. and Petrobras, through which these shareholders formalized and informed that the members of the Company’s Board of Directors to be elected by the Shareholders in accordance with the Shareholders’ Agreement and classified by them as independent directors under current regulations will not have their voting rights in any way bound by the terms of the Shareholders’ Agreement (“Joint Letter”).

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

Prior to the appreciation by the board of directors, our Statutory Compliance and Audit Committee is responsible for assessing the appropriateness of transactions subject to the approval of the board of directors between the Company and its related parties.

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

As part of our controls to identify related parties, we require key personnel, annually or at the time any change requires it, to inform whether they, or their close relatives, hold full or shared control of any company.

Under the Brazilian Corporate Law, each of our directors, their alternates and our executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. In addition, pursuant to our Policy on Related Party Transactions none of our shareholders or any other individual with authority over our activities may participate in the negotiation and decision-making process of a transaction in which they have a conflict of interest.

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

The following summarizes the material transactions that we have entered into with our principal shareholders and their affiliates since January 1, 2024.

The Novonor Group (formerly called Odebrecht Group)

Industrial Maintenance, Operation and Loads Machines Maintenance Services - Tenenge

In the fiscal year ended December 31, 2024, we had transactions in the amount of R$56.7 million with Tenenge related to a service contract for maintenance (pyrolysis furnaces, boilers, and tanks), as well as spot services for other equipment families such as spheres, PVC reactors, EDC furnaces, RECs packages, in addition to emergency response services and maintenance turnaround services.

Petrobras

Commercial Transactions with Petrobras

We have entered into the following supply contracts with Petrobras:

•	An agreement for the purchase and sale of a chain of refinery off gas that Quattor Química S.A. which was merged into Quattor Participações S.A., formerly known as Braskem Qpar, before it merged into us on December 1, 2014, and Petrobras entered into in January 2005. See “Item 4—Information on the Company—Supply Contracts and Pricing of our Brazil Segment—Refinery Off Gas” for more information; this contract was terminated in 2024 and a new one was signed with the same commercial conditions and term as the previous one;
•	Five propylene supply agreements that Braskem Petroquímica (formerly known as Quattor Petroquímica, which was merged into our Company in November 2017) and Petrobras signed between September 1997 and February 2006. See “Item 4—Information on the Company—Supply Contracts and Pricing of our Brazil Segment” for more information.

•	In December 2021, we entered into a purchase agreement with Petrobras for 220 kton per year of polymer-grade propylene from Refinaria Planalto de Paulínia (“REPLAN”), with delivery to Braskem’s PP3 industrial unit (“PP3”) in Paulínia, São Paulo. The agreement is in force from January 1, 2022 to May 3, 2028. The maximum amount of the agreement is estimated at R$8.1 billion for the purchase of propylene. In the fiscal year ended December 31, 2024, transactions under the agreement amounted to R$1,216 million;
•	In December 2021, we entered into a purchase agreement with Petrobras for 120 kton per year and 40 kton per year of polymer-grade propylene from Refinaria Henrique Lage (“REVAP”), with delivery to Braskem’s PP3 and PP4 industrial units, respectively. This agreement is in force from January 1, 2022 to May 3, 2028 for the first 120 kton per year and from May 4, 2028 to June 30, 2029 for the remaining 40 kton per year. The maximum amount of the agreement is estimated at R$4.7 billion. In the fiscal year ended December 31, 2024, transactions under the agreement amounted to R$678 million;
•	In December 2021, we entered into a purchase agreement with Petrobras for 150 kton per year of polymer-grade propylene from Refinaria Presidente Getúlio Vargas (“REPAR”), with delivery to Braskem’s PP3 and PP4 industrial units. The agreement is in force from January 1, 2022 to December 6, 2029. The maximum amount of the agreement is estimated at R$6.8 billion. In the fiscal year ended December 31, 2024, transactions under the agreement amounted to R$179 million;
•	In December 2021, we entered into a purchase agreement with Petrobras for 100 kton per year of polymer-grade propylene from Refinaria Duque de Caxias (“REDUC”), with delivery to Braskem’s PP5 industrial unit (“PP5”) in Rio de Janeiro. The agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$2.4 billion for the purchase of propylene. In the fiscal year ended December 31, 2024, transactions under the agreement amounted to R$513 million;
•	In December 2021, we entered into a purchase agreement with Petrobras for 140 kton per year of polymer-grade propylene from Refinaria Capuava (“RECAP”), with delivery to Braskem’s PP4 industrial unit (“PP4”) in Mauá, São Paulo. The agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$3.3 billion for the purchase of propylene. In the fiscal year ended December 31, 2024, transactions under the agreement amounted to R$632 million.
•	A two-year contract, entered into in November 2018, which was amended in June 2020 to extend the term of the agreement by 44 months, i.e. until June 2024, and which was amended again in June 2024 to extend the term of the agreement by an additional 48 months, i.e., until June 2028, for logistics services related to feedstock discharge, storage and transportation in the Terminal Almirante Dutra (“TEDUT”), part of Southern Complex, between Braskem and Transpetro. The aggregate amount of services related to this contract was R$77 million in 2024 (R$75 million for the year ended on December 31, 2023, and R$77 million for the year ended on December 31, 2022).
•	A two-year contract, entered into in November 2018, which was amended in June 2020 to extend the term of the agreement by 62 months, i.e. until December 2025, for logistics services related to feedstock storage in the Refinaria Alberto Pasqualini (“REFAP”), part of the Southern Complex between Braskem and Petrobras. The aggregate amount of services related to this contract was R$50,. million in 2024 (R$50 million for the year ended on December 31, 2023, and R$35 million for the year ended on December 31, 2022).
•	A two-year contract, entered into in November 2018, which was amended in June 2020 to extent the term of the agreement by 44 months, i.e. until June 2024, and which was amended again in June 2024 to extend the term of the agreement by an additional 48 months, i.e., until June 2028 for storage tanks leasing and pipeline leasing related to feedstock storage in the Southern Complex between Transpetro and Braskem. The aggregate amount of services related to this contract in 2024 for pipeline leasing was R$19 million and storage tanks leasing was R$7 million, for a total amount of R$26 million (R$25 million for the year ended on December 31, 2023 and R$24 million for the year ended on December 31, 2022).

•	In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal (“TEMADRE”), tank storage, product transportation via the pipeline “ORMADRE” that connects TEMADRE to the Landulfo Alves de Mararipe Refinery (“RLAM”), and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$203.3 million. In the fiscal year ended December 31, 2024, the transactions amounted to R$4.9 million (R$25 thousand for the year ended on December 31, 2023, and R$16 million for the year ended on December 31, 2022).
•	In June 2020, the Company entered into a naphtha supply agreement with Petrobras for 450 kton per year, from the Alberto Pasqualini Refinery (“REFAP”) to our unit in the State of Rio Grande do Sul. The term of the agreement is from December 23, 2020 to December 31, 2025. The estimated amount of the agreements is R$2.5 billion. In the fiscal year ended December 31, 2024, transactions under the agreements amounted R$1,064 million (R$1,178 million for the year ended on December 31, 2023, and R$3,145 million for the year ended on December 31, 2022).
•	In June 2020, the Company entered into a sales option agreement for up to 2,850 kton per year of petrochemical naphtha to Petrobras with mandatory purchase by Braskem. The term of the agreement is from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$30 billion. In the year ended December 31, 2024, transactions under the agreement amounted to R$3,200 million (R$3,186 million for the year ended on December 31, 2023, and R$3,587 million for the year ended on December 31, 2022).
•	In December 2020, the Company entered into a sale agreement with Petrobras for up to 2 kton of petrochemical naphtha per year, for our industrial unit in the State of São Paulo. This term of the agreement is from December 23, 2020 to December 31, 2025. The estimated amount under the agreement is R$25 billion. In the year ended December 31, 2024, transactions under the agreement amounted to R$5,811 million (R$4,806 million for the year ended on December 31, 2023, and R$7,600 million for the year ended on December 31, 2022).
•	In December 2020, the Company entered into an agreement with Petrobras to purchase ethane and propane to produce up to 580 kton of ethylene equivalent and sell up to 58.4 million cubic meters (m³) of hydrogen. The term of the agreement is from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$9.2 billion. In the year ended December 31, 2024, transactions under the agreement amounted to R$1,454 million (R$1,380 million for the year ended on December 31, 2023, and R$2,354 million for the year ended on December 31, 2022).
•	In 2024, we entered into 4 short-term propylene supply contracts with Petrobras, to be supplied by REFAP. In the year ended December 31, 2024, transactions under these agreements amounted to R$ 348 million.
•	We entered into an agreement with Petrocoque S.A. Indústria e Comércio in 2008 for the supply of steam, which was amended in September 2020 to extend its term until March 2021. In March 2021, the Company executed an amendment to extend the agreement with Petrocoque for the purchase of steam to be used as energy by polyethylene plants and it is valid until March 2024. At the beginning of 2023, the parties agreed to extend the contract until March 2026. The aggregate amount of this agreement, as amended, is R$433 million.

Other Related Party Transactions

Our Jointly Controlled Company

Refinaria de Petróleo Rio-grandense S.A. (“RPR”)

The revenue from the sale of gasoil, gasoline, blendstocks, fuel oil, BTE oil and solvents to RPR and from the purchase of turpentine from RPR was approved in 2020 for a total amount of R$845.0 million per year. Purchase and sales prices are determined on a spot basis. Additionally, in 2024, Braskem provided an aggregate of R$27.5 million of blendstocks and solvents to RPR. (R$4.4 million for the year ended on December 31, 2023, and R$21.0 for the year ended on December 31, 2022).

In the year ended December 31, 2024, the Company made purchases from naphtha from RPR, on a spot basis. In the year ended December 31, 2024, transactions under these agreements amounted to R$24 million.

Our Associated Companies

Borealis Brasil S.A.

In February 2020, we executed the fifth amendment to the polypropylene and polyethylene thermoplastic resins sales agreement with Borealis. The agreement has an estimated maximum amount of R$1,260 million and is valid through December 2025. We recorded net revenue to Borealis of R$311 million in 2024 (R$243 million for the year ended on December 31, 2023, and R$303 million for the year ended on December 31, 2022). We account for Borealis under the equity method of accounting.

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

Tax proceedings

We are a party to several legal proceedings with tax authorities for which we have established provisions in an aggregate amount of R$386 million as of December 31, 2024, related to tax claims for which our management, based on its assessment and the opinion of our external legal advisors, considers that the likelihood of loss is probable. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions, since there is no requirement in accordance with IAS 37 to record such provisions. The aggregate amount of tax contingency proceedings, whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company’s management, based on its evaluation and that of its external legal advisors, was R$26,469 million as of December 31, 2024, which are described below:

Taxing Entity: Federal Government

1)	Income taxes: Tax deficiency notices related to calendar years 2015, 2016, 2018 and 2019, due to non-recognition of application of Agreement to avoid double taxation, signed between Brazil and Netherlands, which establishes that profits from Dutch companies are not taxable in Brazil at the end of every year. The notification related to calendar years 2018 and 2019, received in 2023, also involved non-deductibility of interest expenses due to a different understanding regarding the sub-capitalization limit and its tax effects. The inflation-adjusted amount of uncertain tax treatment includes periods mentioned or not mentioned in the tax deficiency notice. Regarding the period not included in the tax deficiency notice, in the fiscal year ended on December 31, 2024, the amount was deducted from the income tax calculated annually, which was duly paid by the Dutch entities, in accordance with the definitive proofs of payment issued by the Dutch tax authorities. The amount related to the calendar year 2017 was excluded from this lawsuit due to its time-barring. The total contingency amount includes the ex-officio fine for the period not considered in the tax deficiency notice corresponding to R$ 2.4 billion, compared to R$4.2 billion in 2023. As of December 31, 2024, the amount relating to this lawsuit was R$15,876 million.
2)	Non-cumulative PIS and COFINS taxes: Charge related to calendar years 2004 to 2018, arising from use of credits on acquisition of goods and services consumed in the production process. The Company pledged performance bonds and deposits at their full amount. As of December 31, 2024, the amount relating to this lawsuit was R$1,618 million.
3)	PIS/COFINS: In July 2024, the Company was questioned by the Brazilian Federal Revenue Service about various federal taxes that were offset by non-cumulative PIS and COFINS credits, referring to the period from 2012 to 2018, which were generated by the exclusion of ICMS from the calculation basis of such contributions, as ensured by a final and unappealable court decision in July 2020. As of December 31, 2024, the amount relating to this lawsuit was R$1,246 million.
4)	Income taxes: Tax deficiency notices related to calendar years 2012 and 2015, arising from disallowances of exchange variation expenses with naphtha import transactions, incurred after the due date of commercial invoices. The lawsuits also address inflation adjustment in income tax losses and social contribution tax loss carryforwards and partial disallowance of cost of naphtha imported from a subsidiary located abroad. As of December 31, 2024, the amount relating to this lawsuit was R$1,079 million.
5)	Income taxes: Tax deficiency notices resulting from the deduction of amortization charges, between 2007 and 2013, from goodwill originated from equity interests acquired in 2002. The Company pledged performance bonds at their full amount. As of December 31, 2024, the amount relating to this lawsuit was R$1,070 million.
6)	Income taxes rate: Charges due to the non-approval of offsets made using credits arising from negative balance. The Company pledged performance bonds at their full amount. In the second quarter of 2024, three new tax deficiency notices were received in the aggregate amount of R$366 million. As of December 31, 2024, the amount relating to this lawsuit was R$568 million.

7)	Income taxes: Tax deficiency notices related to the offsetting of tax losses and social contribution tax loss carryforwards against income taxes liabilities, during merger events that took place in November 2007 and August 2013, without observing the 30% limit. The lawsuits are ongoing, and the Company pledged performance bonds at their full amount. As of December 31, 2024, the amount relating to this lawsuit was R$324 million.

8)	Social security contributions: Charge of additional contribution for Occupational Environmental Risk to fund the special retirement plan due to the alleged exposure of workers to hazardous agents from November 2000 to January 2001, November 2001 to June 2002, January 2016 to July 2018, and January to December 2020. The Company pledged performance bonds at their full amount. As of December 31, 2024, the amount relating to this lawsuit was R$205 million.

9)	PIS and COFINS taxes: Charges arising from alleged undue offsets using credits from other federal taxes. The lawsuits address credits arising from: i) prepayments of IR tax, ii) FINSOCIAL and COFINS taxes, iii) tax on net profit, and iv) PIS-Decree-Laws 2,445 and 2,449. The lawsuits are under legal phase, and the Company pledged bank guarantees and performance bonds at their full amount. As of December 31, 2024, the amount relating to this lawsuit was R$146 million.

10)	Income taxes rate: Tax deficiency notice arising from disallowance of advertising and commission expenses, paid by Braskem and Braskem Inc., and the lack of payment of IRRF tax on them. As of December 31, 2024, the amount relating to this lawsuit was R$146 million.

11)	PIS and COFINS taxes: Charges due to the non-approval of offsets using credits from Cide-Combustíveis, as authorized by Federal Law 10,336/2001. The lawsuits are under legal phase, and the Company pledged performance bonds at their full amount. As of December 31, 2024, the amount relating to this lawsuit was R$132 million.

Taxing Entity: State Government of Alagoas

12)	ICMS tax: Tax deficiency notices related to calendar years 2015 to 2019, due to lack of ICMS reversal on output with tax deferral. As of December 31, 2024, the amount relating to this lawsuit was R$746 million.

Taxing Entity: State Governments of São Paulo, Rio de Janeiro, Bahia, Pernambuco, Rio Grande do Sul and Alagoas

13)	ICMS tax: Charges of tax underpayments. The lawsuits refer to (i) use of tax credits to acquire property, plant and equipment, goods considered as for use and consumption and products subject to tax replacement; (ii) transfers of finished products at amount below the production cost; (iii) non-payment of tax due to: input or output omissions; charges related to electricity operations and sale of products subject to tax replacement; (iv) lack of evidence of export of goods; and (v) fines for lack of registration of invoices. The Company pledged bank guarantees, performance bonds and judicial deposits at their full amount. As of December 31, 2024, the amount relating to this lawsuit was R$708 million.

Taxing Entity: State Government of Bahia

14)	Sundry tax lawsuits: As of December 31, 2024, the amount relating to these lawsuits was R$1,600 million.
15)	ICMS: Charges due to (i) lack of reversal of credits on inputs used in the production of gasoline and LPG, taxed by the single-phase ICMS, and (ii) offsetting of the single-phase ICMS debts from the sale of these products with the ICMS credits accrued from other operations. The lawsuits are under discussion in the administrative phase. In December 2024, three new tax deficiency notices were received, making this contingency material for disclosure purposes. As of December 31, 2024, the amount relating to these lawsuits was R$1,005 million.

Civil lawsuits

1)	Lawsuit filed by Resibril: Lawsuit filed by Resibril, former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is awaiting judgment. As of December 31, 2024, the amount relating to this lawsuit was R$375 million.
2)	Alagoas Civil Lawsuits: As of December 31, 2024, the amount relating to this lawsuits were R$9,241 million. For more information, please see “Item 8. Financial Information—Legal Proceedings— Alagoas – Mining Activities.”
3)	Sundry civil lawsuits: As of December 31, 2024, the amount relating to these lawsuits was R$420 million.

Social security lawsuits

4)	Former team members: Lawsuits over withdrawal of sponsorship of Petros plan. Currently, the portfolio is composed of 656 lawsuits filed by former team members of Braskem or merged companies, beneficiaries of Petros plans (Copesul, Copene and PQU), related to sundry matters arising from withdrawal of sponsorship of the plan, whose claims include: Difference of Individual Withdrawal Fund, 90% of the supplementation and objection to legality of Withdrawal of Sponsorship. As of December 31, 2024, the amount relating to this lawsuit was R$605 million.
1)	Sundry social security lawsuits: As of December 31, 2024, the amount relating to these lawsuits was R$165 million.

Environmental lawsuits

1)	São Paulo State Prosecution Office: Public-Interest Civil Action (Hashimoto) filed in June 2018 by the São Paulo State Prosecution Office against the Company and other firms that operate in the Capuava Petrochemical Complex, whose claims include the reparation and/or remediation of environmental damages. After Braskem filed its defense in December 2020, there were no changes, and the lawsuit remains awaiting expert evidence. As of December 31, 2024, the amount relating to this lawsuit was R$253 million.
2)	Public-Interest Civil Action filed by the Local Government of Ulianópolis, Pará: Public-Interest Civil Action filed in September 2011 by the Local Government of Ulianópolis, Pará, against Braskem and other companies, whose claims include the reparation and/or remediation of environmental damages allegedly resulting from the improper delivery of waste. The companies filed defense, however, a decision was rendered staying the case, in order for the parties to attempt a settlement. As of December 31, 2024, the amount relating to this lawsuit was R$437 million.
3)	Sundy environmental lawsuits: As of December 31, 2024, the amount relating to these lawsuits was R$100 million.

Other lawsuits

1)	Américo Vinícius de Carvalho and Others: The Company has a collection suit in the liquidation phase of a judgment resulting from a lawsuit filed in 1988. Polialden Petroquímica S.A. ("Polialden"), merged by Braskem, was ordered to pay the distribution of remaining profits to the plaintiffs (preferred shareholders) who were non-controlling shareholders. The lawsuit is pending the start of the accounting examination for the determination of the amounts owed. The Management, based on its evaluation and that of external legal advisors, has recorded a provision on December 31, 2024 of R$25 million (2023: R$23 million). The amount considered as a possible loss is R$307 million (2023: R$287 million), so that the total amount involved in the lawsuit is R$332 million (2023: R$310 million).

2)	Sundy other lawsuits: As of December 31, 2024, the amount relating to these lawsuits was R$116 million.

Global Settlement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigations to conduct an independent investigation into such allegations (“Investigation”) and to report their findings.

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

Since 2016, the Company has paid R$3,405 million, distributed as shown below:

	AGU
Agreements signed with:	CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total

Amounts paid	1,213	297	407	1,282	206	3,405

(i)	U.S. Department of Justice (“DoJ”); Swiss Attorney General’s Office (“OAG”) and U.S. Securities Exchange Commission (“SEC”).

In August 2023, the Company was notified by CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship.

In February 2024, a decision was rendered by the Brazilian Supreme Court, within the scope of the Action against the Violation of a Constitutional Fundamental Right (“ADPF”) No. 1051, determining the renegotiation of leniency agreements. On December 19, 2024, the Company entered into an Amendment to the Leniency Agreement to adjust the payment schedule and other obligations and conditions, as outlined below:

(i)       2025: installment of R$35 million.

(ii)       2026: installment of R$35 million.

(iii)       2027: installment of R$55 million.

(iv)       2028, 2029 and 2030: installments of R$158 million each.

The CGU/AGU Amendment will be submitted for approval by the Federal Supreme Court (STF), in the ADPF records.

As a result, from the renegotiation the Company has written off an amount of R$112 million from the provision.

On December 31, 2024, the balance was R$636 million, with R$85 million recorded under current liabilities and R$551 million under non-current liabilities.

Alagoas – Mining Activities

In May 2019, we became aware of the Report No. 1, prepared by the Mineral Resources Research Company, or CPRM, an entity of the Brazilian Energy and Mining Ministry, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In this context, due to the developments from the report’s publication and in accordance with applicable safety standards, on May 9, 2019, we fully ended the salt mining operations.

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

To implement the Agreement for Compensation of Residents, the Company assumed the obligation to deposit a total of R$2.7 billion (R$1.7 billion under the Agreement) in a checking account, with minimum working capital of R$100 million, whose transactions will be verified by an external audit company and also agreed to create a technical group to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years and maintain a performance bond in the amount of R$355 million. The Agreement for Compensation of Residents was ratified by Court on January 6, 2021, which resulted in the termination of ACP of Residents.

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

On November 30, 2023, the judge rendered a decision granting the injunctive relief. Such decision granting the injunction relieve was suspended on January 22, 2024, and formally reversed, on February 27, 2025 by the Federal Court of Appeals (TRF5) on a final decision issued in the interlocutory appeal filed by the Company.

As of December 31, 2024, the amount assigned to the case by the plaintiffs in the lawsuit was R$1,113 million (2023: R$1,010 million).

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

Under the Agreement for Socio-environmental Remediation, the Company undertook the following measures:

•	with respect to the stabilization of the cavities and monitoring of the soil, the Company will continue with the implementation of the measures of the mine closure planning presented by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified;
•	with respect to potential environmental impacts and damages resulting from the salt extraction activities in the city of Maceió a well-known expert and independent company was engaged to assess and recommend measures for repairment, mitigation or compensation of the environmental impacts that were identified as a result of the salt extraction activities in the city of Maceió. We continue implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. A review of the environmental diagnosis is planned after the implementation of the ongoing actions. As one of the developments of the cavity no. 18 event, as agreed in the Socio-Environmental Reparation Agreement, a specialized company is preparing a specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity. The delivery of the diagnosis is expected for the first half of 2025.
•	with respect to socio-urbanistic impacts and damages resulting from the salt extraction activities in the city of Maceió, the Company is implementing actions and measures in the vacated areas, and actions relating urban mobility and social compensation. To date, of the 11 projects defined for urban mobility, 6 have already been completed, 2 are in progress and the remaining projects are in the planning stages. Regarding the Social and Urban Action Plan ("PAS"), 47 actions have already been validated with authorities signatories to the agreement, defined based on the socio-urban diagnosis carried out by a specialized and independent company, and are being implemented according to the schedule agreed upon with the authorities.
•	moreover, the Company agreed under the Agreement for Socio-environmental Remediation: (i) to allocate the additional amount of R$300 million for social damages and collective moral damages indemnification and for eventual contingencies related to actions in the vacated areas and urban mobility actions; (ii) with the constitution of a secured interest on certain of the Company's assets in the amount of R$2.8 billion to replace the surety bond previously presented by Braskem to the Court in the amount of R$1 billion, as referred to in the material fact disclosed on Form 6-K on January 3, 2020; and (iii) to engage specialized consultants to support the definition of the measures established in the Agreement for Socio-environmental Remediation and to update the socio-environmental compliance program of the Company.

Public-Interest Civil Action filed by the Federal Public Defender’s Office (“DPU”): refusal of insurance within the scope of Housing Financial System (“SFH”):

On November 9, 2021 we were notified of a Public-interest Civil Action filed by Federal Public Defenders’ Office against insurers linked to SFH, financial agents, the regulatory agency and Braskem, questioning the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds due to in the subsidence phenomenon. On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed an appeal against the decision, which is pending. It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

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
(iv)	grant the request for indemnity for property damages resulting from the real estate depreciation to be estimated during the phase of fulfillment of the judgment; and
(v)	determine the development of the case to adjudicate the request for relocation of residents, among others.

As of December 31, 2024, the amount of this lawsuit was R$2,137 million (2023: R$1,952 million).

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

As of December 31, 2024, the amount of this lawsuit was R$1,767 million (2023: R$1,607 million).

Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas (“FEPEAL”): Fishermen Financial Assistance:

In December 2023, we became aware of the ACP, with request for advance relief, filed by FEPEAL, which requested the payment of an emergency financial assistance to the fishermen who work in Mundaú Lagoon, in the monthly amount of R$1,946.75 million, while the prohibition imposed by Administrative Rule 77/CPAL of navigating in part of the Lagoon remains. As a result of negotiations between the parties of ACP and other institutions, started in December 2023, to enter into agreement about the topic, on February 7, 2024, the Agreement between Braskem, FEPEAL, CNPA and DPU was approved for the payment of indemnification for fishermen and shellfish collectors temporarily affected by restricted traffic of vessels in Mundaú Lagoon, in the perimeter determined by the Port Authority of Alagoas, for safety reasons. The agreement provides for the payment by Braskem the equivalent of three minimum wages to up to 1,870 professionals who are registered in the Ministry of Fishing and Agriculture (“MPA”) and can provide evidence of their work in the region. The approval led to dismissal of said ACP with substantive examination.

Public-Interest Civil Action filed by the State Public Defender's Office of Alagoas: Request for Additional Collective Moral Damages.

In March 2024, we became aware of the Public-interest Civil Action filed by DPE against Braskem, seeking, among other requests, to challenge clause 69 of the Agreement for Socio-environmental Reparation (payment of R$150 million for collective moral damages) alleging that there were facts subsequent to the date of the agreement that would give rise to additional damages.

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

On the merits, it requests, among others: (i) the loss of all properties subject to the PCF, with the possibility of reverting the area to the victims or to public domain, in addition to the conviction of Braskem to the payment, as collective and social moral damages, to the same amount spent by Braskem for material damages; (ii) the conviction of Braskem, as existential damages, for the loss of all properties subject to the PCF; (iii) the conviction of Braskem for illicit profit, with the loss of the PCF properties, in addition to the payment of the amounts the Company obtained due to its alleged illicit conduct (to be determined in a liquidation proceeding); (iv) subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with publication of a material fact notice disclosed on Form 6-K on October 7, 2024.

The adjusted amount of the case filed by the DPE is R$162 million.

Public-Interest Civil Action filed by the Alagoas State Public Defender’s Office: Request for partial annulment of the agreements signed within the scope of the PCF and review of the compensation paid for individual pain and suffering

In September 2024, we became aware of the Public-Interest Civil Action filed by the DPE, seeking, among other requests, the review of the compensation paid under the PCF for individual pain and suffering, with the partial annulment of the agreements signed within the scope of the PCF and ratified in court, under the following arguments: (i) the standardization of pain and suffering by the PCF; (ii) the use of "domicile" as a criterion by the PCF; and (iii) the injury and state of necessity that allegedly compelled residents to accept settlement proposals involving compensation for pain and suffering.

The DPE also requests the annulment of the clauses of the individual agreements of the PCF that provide for the transfer of ownership/possession of the vacant properties to the Company, and seeks the cancellation of the respective deeds recorded in the Register of Deeds, restoring the ownership and possession of these properties to the previous owners/victims, as well as the amounts of pain and suffering already paid to the assisted parties under the PCF to be considered as an advance on the compensation supposedly due.

The adjusted amount of the action filed by DPE is R$5.1 billion. The Management, based on the opinion of external legal advisors, classifies the likelihood of loss in this action as remote.

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

It is not possible to assign a contingency amount to this lawsuit, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements.

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

Braskem entered into a memorandum of understanding with CBTU to seek a consensual solution and suspend the lawsuit during the negotiation period and has made progress in the technical understanding about the topic. A procedural legal transaction was presented, approved by the court, which provides for the continuity of negotiations for a possible conciliation between the parties. Following the end of the deadline stipulated in the procedural legal transaction, in March 2025, a conciliation hearing will be scheduled. If this hearing is unsuccessful, the period for filing a defense will begin.

On December 31, 2024, the amount of this lawsuit was R$1,492 million (2023: R$1,465 million).

Indemnity Claim: Pinheiro District Property:

In July 2019, we were informed of the action for damages, filed by Construtora Humberto Lobo, a construction company that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the counterparty. Nevertheless, the counterparty claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 5, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor’s image, only ordering the return of R$ 3 million by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Construtora Humberto Lobo during the lawsuit. On December 31, 2024, the amount of this proceeding was R$0.5 million.

Indemnity Claim: State of Alagoas:

In March 2023, the State of Alagoas filed against us a lawsuit requesting compensation for alleged damages caused to the State. In addition, as a preliminary injunction, the State of Alagoas requested the cautionary blocking of R$1.1 billion in our bank accounts as a guarantee to indemnify for material and non-material damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser. On April 19, 2023, this injunction relief request was accepted by the court, which ordered a cautionary blocking of approximately R$1.1 billion in our bank accounts. Upon presentation of a performance bond by us, on April 23, 2023, the Appellate Court suspended the effectiveness of the decision to block Braskem bank accounts, as previously issued by the Lower Court. On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On December 31, 2024, the amount of this action is R$1.66 billion. There is a performance bond pledged by the Company for this lawsuit in the amount of R$1.4 billion.

Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected:

As of December 31, 2024, Braskem was a defendant in several individual claims, that, in aggregate, involved the amount of approximately R$1,076 million, filed in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

Administrative Proceeding: Tax Assessment Notice issued by the Environment Institute of Alagoas State (“IMA”)

On December 4, 2023, the Environment Institute of Alagoas State (“IMA”) issued a fine of R$70 million to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the administrative proceeding was filed for bis in idem. The original administrative proceeding of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023.

On June 28, 2024, Braskem was served with the decision, still subject to administrative appeal, maintaining the notice of violation.

On December 31, 2024, the amount of this proceeding was R$79 million.

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

Parliamentary Inquiry Commission (“CPI”):

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

Federal Police Investigation:

In October 2024, Braskem has been informed of the conclusion of the Federal Police investigation in Alagoas, which had been ongoing since 2019. The inquiry records were sent to the Prosecution Office for evaluation, which requested additional investigations. We reinforce that we have always been at the disposal of authorities, and we have been providing all information related to salt mining over the course of the investigation.

Others Administrative Proceedings:

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM").

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

Our board of directors may declare interim dividends based on the accrued profits recorded or the realized profits in our annual or interim financial statements. In addition, we may pay dividends approved by our board of directors from net income based on our unaudited interim financial statements. We may pay dividends based on quarterly interim financial statements, provided that the sum of the dividends paid in each quarter (if any does not exceed the amounts included in our capital reserve accounts. We may set off any payment of interim dividends against the mandatory distributable amount for the year in which the interim dividends were paid.

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

Our class B preferred shareholders are not entitled to receive any additional dividend amounts after they have received the Minimum Preferred Dividend. If the Minimum Preferred Dividend is not paid for a period of three years, holders of preferred shares will be entitled to full voting rights until the Minimum Preferred Dividend is paid. Considering that the Company has not paid dividends for the past three consecutive fiscal years, our preferred shares are now entitled and will continue to be entitled to voting rights until the Minimum Preferred Dividend is paid.

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

The Brazilian Corporate Law permits us to suspend the mandatory distribution if our board of directors reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time, if this does not affect the payment of the Minimum Preferred Dividend. Our fiscal council must opine on any suspension of the mandatory distribution. In addition, our management must report the reasons for any suspension of the mandatory distribution to the CVM. We must allocate net profits not distributed by us because of a suspension of a special reserve and, if not absorbed by subsequent losses, we must distribute these amounts as soon as our financial condition permits. In case our profits reserves, as defined in the Brazilian Corporate Law, exceed our share capital, the excess must be credited to shareholders’ equity or used for the payment of distributions.

Interest Attributable to Shareholders’ Equity

Brazilian companies, including us, are permitted to pay interest attributable to shareholders’ equity as an alternative form of payment of dividends to their shareholders. These payments may be deducted when calculating Brazilian income tax and social contribution tax. The interest rate applied to these distributions generally cannot exceed the long-term interest rate (Taxa de Juros de Longo Prazo – TJLP) for the applicable period. The amount of interest paid that we could deduct for tax purposes cannot exceed the greater of:

•	50% of our net income (after the deduction of the provision for social contribution tax and before the deduction of the provision for corporate income tax) before considering any such distribution for the period for which the payment is made; and
•	50% of the sum of our retained earnings and profit reserves.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE. Our ADSs are traded under the symbol “BAK.” As of December 31, 2024, there were 36,190,469 ADSs outstanding, representing 72,380,938 class A preferred shares, or 21.0% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

ITEM 10. ADDITIONAL INFORMATION

Description of Our By-laws

The following is a summary of the material provisions of our by-laws and of the Brazilian Corporate Law. In Brazil, a company’s by-laws (estatuto social) are the principal governing document of a corporation (sociedade por ações).

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

Board of Directors

Under the Brazilian Corporate Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting; provided, however, that certain matters may only be approved by mutual agreement between the parties under the Braskem S.A. Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Braskem S.A. Shareholders’ Agreement.” A majority of the members of our board of directors are elected by Novonor. However, at least 20% of the members of our board of directors must be independent directors. In addition, any director appointed by a shareholder pursuant to a shareholder’s agreement is bound by the terms of such agreement. An exception is made for members of the Board of Directors classified by Novonor, NSP Inv. and Petrobras as independent directors, as per the Joint Letter detailed in “Item 7. Shareholders’ Agreements.” See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms. Our by-laws do not require the members of our board of directors to be a resident in Brazil or become our shareholders. Under our by-laws, the shareholders of our common shares approve the aggregate compensation payable to our directors, executive officers, and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.” Neither the Brazilian Corporate Law nor our by-laws establish any mandatory retirement age for our directors or executive officers.

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

Shareholders’ Meetings

Under the Brazilian Corporate Law and our by-laws, we must hold an annual shareholders’ meeting by April 30 of each year to:

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

The Brazilian Corporate Law and our by-laws provide that our preferred shares will acquire unrestricted voting rights after the third consecutive fiscal year that we fail to pay the minimum dividends to which our preferred shares are entitled. This voting right will continue until the Minimum Preferred Dividend is paid in full. Considering that the Company has not paid dividends for the past three consecutive fiscal years, our preferred shares are now entitled and will continue to be entitled to voting rights until the Minimum Preferred Dividend is paid.

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

Redemption, Amortization and Tender Offers

Our by-laws or our shareholders at a shareholders’ meeting may authorize us to use our profits or reserves to redeem or amortize our shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporate Law defines “redemption” (resgate de ações) as the payment of the value of the shares to permanently remove such shares from circulation, with or without a corresponding reduction of our share capital. The Brazilian Corporate Law defines “amortization” (amortização) as the distribution to shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if we were liquidated. If an amortization distribution has been paid prior to our liquidation, then upon our liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of our capital.

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

This right of withdrawal may be exercised by the holders of the adversely affected common or preferred shares if we decide:

•	to create a new class of our preferred shares with greater privileges than the existing classes of our preferred shares;
•	to increase an existing class of our preferred shares relative to the other classes of our preferred shares (unless such actions are provided for or authorized by our by-laws); or
•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of our preferred shares.

In addition, holders of our common and preferred shares may exercise their right of withdrawal if we decide to undertake any of the following actions:

•	to merge with another company or to consolidate with another company in a transaction in which our Company is not the surviving entity;
•	to transfer all of our shares to another company or to acquire all of the shares of another company in exchange for their or our shares (“incorporação de ações”);
•	to participate in a centralized group of companies as defined under the Brazilian Corporate Law;
•	to reduce the mandatory distribution of dividends;
•	to change our corporate purposes; or
•	to spin off a portion of our Company.

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

The redemption of shares arising out of the exercise of any withdrawal rights would be made at book value per share, determined based on their most recent audited balance sheet approved by our dissenting shareholders. However, if the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued based on a balance sheet prepared specifically for this purpose. The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved one of the matters described above. Our shareholders may reconsider any resolution giving rise to withdrawal rights within 10 days following the expiration date for such rights if we believe that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

Disclosures of Share Ownership

Brazilian regulations require that (i) our controlling shareholder, directly or indirectly, and (ii) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest that exceeds upwards or downwards, the threshold of 5%, 10%, 15%, and so on, of any class or type of shares of our capital stock to disclose its or their share ownership or divestment to the CVM and to the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3).

Form and Transfer

Our preferred shares and common shares are held in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporate Law, which provides that a transfer of shares is effected by our transfer agent, Banco Itaú S.A., by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safekeeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Brazilian Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

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

Pursuant to Brazilian law, a non-resident holder may invest in class A preferred under Resolution No. 4,373, of September 2014, of the National Monetary Council (a “4,373 Holder”). On January 1, 2025, Resolution No. 4,373 was replaced by Joint Resolution No. 13 of December 2024, issued by the Brazilian Central Bank and the Brazilian Securities and Exchange Commission.

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

In this context, it should be noted that Law No. 11,638, dated December 28, 2007, significantly altered the Brazilian corporate law in order to align the generally accepted Brazilian accounting standards to the IFRS Accounting Standards (“IFRS”). Nonetheless, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime (“RTT”) in order to render neutral, from a corporate income tax and income contributions perspective, all of the changes provided by Law No. 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as in force on December 31, 2007.

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

In the past, it was not clear whether the concept of Privileged Tax Regime was also applicable to interest payments made to residents outside Brazil. Notwithstanding, in December 2017, the Brazilian Federal Revenue Service (“RFB”) published Answer to Tax Cosit Ruling No. 575/2017, stating that only payments to countries deemed as a Low or Nil Tax Jurisdiction by Normative Ruling No. 1,037 would be subject to withholding tax at a 25% rate.

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

Capital gain, if any, realized by a U.S. holder on the sale, exchange or other disposition of a class A preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a class A preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be eligible for a foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category. However, pursuant to the Foreign Tax Credit Regulations, any such Brazilian tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is derived from foreign sources). In such case, the non-creditable Brazilian tax may reduce the amount realized on the sale, exchange or other disposition of the Class A preferred share or ADS. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Brazilian tax is imposed upon the sale, exchange or other disposition of a Class A preferred share or ADS and a U.S. holder applies such temporary relief, such Brazilian tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. U.S. holders are urged to consult their own tax advisors regarding the tax consequences if Brazilian tax is imposed on a disposition of a Class A preferred share or ADS, including the effect of the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under their particular circumstances.

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

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which a U.S. holder holds our class A preferred shares or the ADSs, such holder will generally be subject to the special tax rules described above for that year and for each subsequent year in which such holder holds the class A preferred shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, a U.S. holder can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if the class A preferred shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. U.S. holders are urged to consult their own tax advisors about this election.

If we are a PFIC for any taxable year during which a U.S. holder holds our class A preferred shares or the ADSs and any of our non-U.S. subsidiaries is also a PFIC, such holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. holders are urged to consult their own tax advisors about the application of the PFIC rules to any of our subsidiaries.

A U.S. holder will generally be required to file IRS Form 8621 if such holder holds our class A preferred shares or the ADSs in any year in which we are classified as a PFIC. U.S. holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding class A preferred shares or ADSs if we are considered a PFIC in any taxable year, including the potential availability and effect of any elections which would provide for alternative treatment.

Foreign Asset Reporting

Certain U.S. holders are required to report information relating to an interest in our class A preferred shares or the ADSs, subject to certain exceptions (including an exception for class A preferred shares or ADSs held in custodial accounts maintained with certain financial institutions). U.S. holders are urged to consult their own tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our class A preferred shares or the ADSs.

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

We also file financial statements and other periodic reports with the CVM, which are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, Rio de Janeiro, RJ, and Rua Cincinato Braga, 340 , São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +55-21-3554-8686 and +55-11-2146- 2097, respectively.

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

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate and commodity derivative instruments, as well as cash and receivables. As of December 31, 2024, the Company held a total notional amount of put options of R$5,358 million (US$1,188 million), with an average strike price of R$4.51/US$ and notional amount of call options of R$5,358 million (US$787 million), with an average strike price of R$6.81/US$. We assess the potential and consolidated impact of market risks and seek to mitigate those risks following our risk management policy.

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

As of December 31, 2024, we had R$9,409 million (US$1,519 million) in foreign currency-denominated cash and cash equivalents, including the aggregate amount of R$1,720 million (US$278 million) of Braskem Idesa’s cash and cash equivalents.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the term SOFR rate and, for real-denominated borrowings and short-term cash investments, variations of the CDI rate and IPCA rate.

With respect to Brazilian interest rates:

•	the short-term domestic CDI rate increased to 12.15% per annum as of December 31, 2024, from 11.64% per annum as of December 31, 2023 and 13.65% per annum as of December 31, 2022; and
•	IPCA recorded in 2024 was 4.83%, increasing from 4.62% in 2023, and 5.79% in 2022.

The table below provides information about our significant interest-rate sensitive instruments:

Payment Schedule—Breakdown by Type of Interest Rate
	As of December 31, 2024
	Expected Maturity Date
	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings:
Fixed rate, denominated in U.S. dollars	1,388	-	-	7,262	-	35,585	44,235	39,351
Average interest rate	5.5%	-	-	0.0%	-	6.7%
Fixed rate, denominated in Euro	29	14	15	11	-	-	70	63
Average interest rate	4.5%	2.4%	1.9%	1.2%	-	-
Variable rate, denominated in U.S. dollars (SOFR)	846	1,623	1,788	563	232	209	5,261	3,719
Average interest rate (SOFR)	4.7%	4.8%	4.5%	4.7%	5.2%	5.1%
Bond Idesa fixed rate, denominated in U.S. dollars	234	-	-	-	5,447	7,263	12,943	9,882
Average interest rate	7.1%	-	-	-	7.5%	7.0%
Variable rate, denominated in U.S. dollars (Braskem Idesa)	325	490	86	1,682	-	-	2,583	1,589
Average interest rate	8.9%	8.8%	7.8%	7.8%	-	-
Fixed rate, denominated in reais	5	2	-	-	-	-	8	5
Average interest rate	6.8%	6.5%	-	-	-	-
Variable rate, denominated in reais	-	-	-	-	-	-	-	-
Average interest rate (over TR)	-	-	-	-	-	-
Variable rate, denominated in reais	57	480	327	-	1,860	340	3,064	2,992
Average interest rate (CDI)	13.8%	13.8%	13.5%	-	13.9%	14.1%
Variable rate, denominated in reais	51	48	48	722	101	159	1,129	714
Average interest rate (over IPCA)	6.0%	6.0%	6.0%	5.6%	5.8%	5.7%
Total Loan and financings	2,935	2,657	2,264	10,240	7,640	43,556	69,293	58,315
Assets:
Cash and cash equivalents and other instruments:
Fixed rate, denominated in foreign currency	11,472	-	-	-	-	-	11,472	11,472
Variable rate, denominated in reais	5,346	-	-	-	-	-	5,346	5,346
Total cash and cash equivalents and other investments	16,818	-	-	-	-	-	16,818	16,818
(1) represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2024.

In the event that the average interest rate applicable to our financial assets and debt in 2025 is one percentage point higher than the average interest rate in 2024, our financial income would increase by R$168 million and our financial expenses would increase by R$692 million.

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

The table below provides information about our significant foreign currency exposures:

Payment Schedule—Breakdown by Currency
	As of December 31, 2024, Expected Maturity Date
	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans, financings and trade payables:
Loans and financings denominated in U.S. dollars	2,723	2,112	1,874	9,508	5,679	43,056	64,953	35,401
Accounts payable denominated in U.S. dollars	1,689	-	-	-	-	-	1,689	1,689
Total loans, financings and trade payables	4,412	2,112	1,874	9,508	5,679	43,056	66,642	37,090
Assets:
Cash and cash equivalents and other investments Denominated in foreign currency	11,472	-	-	-	-	-	11,472	11,472
Total cash and cash equivalents and other investments	11,472	-	-	-	-	-	11,472	11,472
Hedge Accounting:
Hedge Accounting designated Exports/Sales	2,616	1,904	1,393	10,991	6,347	22,292	45,544	45,544

(1) Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2024.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2024, consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$64.2 billion (US$10.4 billion) as of December 31, 2024, and $48.4billion (US$10.0 billion) as of December 31, 2023. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans.

Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt. Similarly, revenue from future sales and exports partially offsets this foreign currency exposure for U.S. dollar-denominated debt, and we therefore adopted hedge accounting treatment to provide a better representation of our actual exposure. Since 2016, Braskem has recognized the exchange rate variation, held on “Other Comprehensive Income,” to the income statement, following the future sales and exports designation schedule (for further information, see note 18.7 to our audited consolidated financial statements elsewhere in this annual report).

In the event that the real depreciated by 10% against the U.S. dollar during 2024 as compared to the real/U.S. dollar exchange rate as of December 31, 2023, our financial expenses indexed to the dollar in 2024 would have increased by R$6.5 billion, and our financial income would have increased by R$1.1 billion.

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

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.05 (or less) per ADS (or portion thereof)	• Any cash distribution to ADS holders

A fee in an amount equivalent to the fee for the execution and delivery of ADSs that would be payable as a result of the deposit of such securities under the Deposit Agreement (treating all such securities if they were shares) but which securities are instead distributed by the Depositary to owners

• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Depositary to ADS holders
$.05 (or less) per ADS (or portion thereof) per calendar year	• Depositary services
Registration or transfer fees	• The registration or transfer of shares generally on our share register or foreign registrar to or from the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdraws of shares
Expenses of the Depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the Deposit Agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary

During the year ended December 31, 2024, we received from the depositary of our ADSs the gross amount of US$1.1 million, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of December 31, 2024. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it was communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that (1) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are occurring in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of the effectiveness of internal control to future periods are also subject to the risk that controls may become inadequate because of changes in conditions and deterioration in the degree of compliance with policies or procedures.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our management, with the participation of the Chief Executive Officer and our Chief Financial Officer, under the oversight of the Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was not effective, due to the material weakness described below.

Material weakness in Internal Control over Financial Reporting

As part of the assessment of internal control over financial reporting, we identified a material weakness related to the ineffective design and/or operation of process-level controls over the accounting for certain complex and non-routine transactions. The Company did not sufficiently reflect in its internal control over financial reporting certain changes needed as a result of those transactions, due to the Company’s accounting personnel lacking specific training with respect to transactions of that nature.

The deficiencies resulted in material misstatements that have been corrected in the consolidated financial statements as of and for the year ended December 31, 2024. Therefore, we concluded that the deficiencies represented a material weakness in the Company’s internal control over financial reporting, and our internal control over financial reporting was not effective as of December 31, 2024.

Our independent registered public accounting firm, KPMG Auditores Independentes Ltda., who audited the consolidated financial statements included in this Annual Report on Form 20-F, has issued an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2024. KPMG Auditores Independentes Ltda.’s report appears on page F-3 of this Annual Report on Form 20-F.

Remediation Actions Addressing Material Weakness Reported in 2024

In order to remediate the material weakness described above, we, led by our Chief Executive Officer and our Chief Financial Officer, will provide enhanced training to accounting personnel, in particular to those involved in complex and non-routine transactions. Such training will focus on both the accounting requirements and the identification of potential changes needed in internal control over financial reporting. We will continue to ensure that robust risk assessment is performed in response to those changes, and that related controls are designed or enhanced to mitigate relevant risks of material misstatement, as applicable.

We believe that this measure will strengthen our internal control over financial reporting and prevent similar occurrences in the future. We will continue to monitor the effectiveness of this remediation effort and make further improvements as necessary.

Changes in Internal Control over Financial Reporting

Other than the identification of the material weakness described above, there were no changes to internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024 that would have materially affected or would be reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Statutory Compliance and Audit Committee currently includes two “audit committee financial experts” within the meaning of this Item 16A and as such term is defined in the SEC rules. See “Item 6. – A. Directors, Senior Management and Employees— Statutory Compliance and Audit Committee” for information regarding the experience of Mr. Gustavo Raldi Tancini and Ms. Maria Helena Pettersson. They meet the standards of independence for external members of an audit committee under the Company’s policy and of Comissão de Valores Mobiliários Resolution No. 23 of 2021.

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct that applies to members of our board of directors, fiscal council and board of executive officers, as well as to all of our other employees. Our current code of conduct was approved by our board of directors in April 2018, amended in June 2020 and October 2023. A copy of our code of conduct may be found on our website at www.braskem-ri.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm KPMG Auditores Independentes during the fiscal years ended December 31, 2024, and December 31, 2023.

	Year Ended December 31,
	2024	2023
	(in millions of reais)
Audit fees(1)	48.6	42.8
Audit-related fees(2)	2.1	3.4
Tax fees(3)	3.3	2.7
All other fees
Total fees	54.0	48.9

(1)	Audit fees consist of the aggregate fees billed by our independent registered public accounting firms in connection with the audit of our annual financial statements, interim reviews and related services in connection with the audit and review of financial statements and review of documents filed with the SEC.
(2)	Audit-related fees refer to services provided in connection with debt offerings or sustainability reporting assurance.
(3)	Tax fees consist of the aggregate fees billed by our independent registered public accounting firm for tax compliance reviews.

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

Because a majority of the voting power of Braskem’s capital stock is directly controlled by Novonor S.A. - Em Recuperação Judicial, Braskem is a controlled company, and would therefore not be required to have a majority of independent directors.

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

Currently Braskem has three (3) independent members, out of a total of eleven (11) members.

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

Braskem is not required under Brazilian Corporate Law to have, and accordingly does not have, a nominating/corporate governance committee or a compensation committee. Currently, all Braskem’s directors are nominated by certain of its shareholders, including Novonor S.A. - Em Recuperação Judicial, pursuant to shareholders agreements and Braskem’s by-laws. However, Braskem has the People and Organization Committee, which is a committee of its board of directors that is responsible for, among other things:

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

Under Brazilian Corporate Law, Braskem’s shareholders establish the global compensation of its directors, fiscal council, and executive officers, including benefits and allowances, at a general shareholders’ meeting based on the recommendation of Braskem’s board of directors. Under Braskem’s Bylaws, the shareholders establish the global compensation, and the board of directors establishes the individual compensation.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Braskem has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Braskem’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Braskem.

A copy of our Information Disclosure and Securities Trading Policy is included as Exhibit 11.02 to this Annual Report.

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

We have an Information Security Master Plan in place, with the aim of improving our information security environment through the creation of new processes and implementation of new market solutions. The Information Security Master Plan helps guide our information security strategy.

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

Item 19. Exhibits

(a) Financial Statements

(b) List of Exhibits

Exhibit Number	Exhibit

1.01	Bylaws of Braskem S.A., as amended (English translation) (incorporated by reference to Form 6-K of Braskem S.A. filed on April 21, 2022).
2.01	Amended and Restated Form of Deposit Agreement, dated as of January 4, 2017, among Braskem S.A., The Bank of New York Mellon, as Depositary, and Owners and Holders of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on December 22, 2016).
2.02	Description of Securities.
3.01	Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petrobras Química S.A.–Petroquisa, Petróleo Brasileiro S.A. Petrobras, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation), as amended on September 24, 2018 and as adhered to by OSP Investimentos S.A. on December 31, 2018 (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on February 28, 2019).
3.02	Second Amendment to the Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., entered into by Novonor S.A.– Em Recuperação Judicial, NSP Investimentos S.A. – Em Recuperação Judicial, and Petróleo Brasileiro S.A. – Petrobras, on December 15, 2021 (English translation) (incorporated by reference to Exhibit 1 to Report on Form 6-K of Braskem S.A. filed on December 16, 2021.
4.03	Restricted Share Award Plan of Braskem S.A. approved at the Extraordinary Shareholders’ Meeting held on March 21, 2018 (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on March 22, 2018).

4.04	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020 (incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.05	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020 (incorporated by reference to Exhibit 4.05 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.06	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated June 8, 2020 (incorporated by reference to Exhibit 4.06 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.07	English Summary of Petrochemical Naphtha Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated December 22, 2020 (incorporated by reference to Exhibit 4.07 to Form 20-F of Braskem S.A. filed on May 14, 2021).
4.08	English Summary of Ethane, Propane and Hydrogen Purchase and Sale Agreement by and Between Petróleo Brasileiro S.A. – Petrobras and Braskem S.A. dated December 22, 2020 (incorporated by reference to Exhibit 4.08 to Form 20-F of Braskem S.A. filed on May 14, 2021).
8.01	List of subsidiaries (incorporated by reference to note 2.3 to our audited consolidated financial statements included elsewhere in this annual report).
11.01	Code of Conduct of Braskem S.A., as amended (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on April 20, 2021).
11.02	Information Disclosure and Securities Trading Policy of Braskem S.A., as amended (English translation) (incorporated by reference to Exhibit 1 to Form 6-K of Braskem S.A. filed on July 29, 2022).
97.01	Variable Compensation Refund Policy (Clawback Policy) (incorporated by reference to Exhibit 97.01 to Form 20-K of Braskem S.A. filed on April 12, 2024).
12.01	Certification of Principal Executive Officer dated March 28, 2025 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated March 28, 2025 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated March 28, 2025 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 28, 2025

BRASKEM S.A. By: /s/ Roberto Prisco Paraiso Ramos Name: Roberto Prisco Paraiso Ramos Title: Chief Executive Officer

Exhibit Number	Exhibit

2.02	Description of Securities.
12.01	Certification of Principal Executive Officer dated March 28, 2025 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated March 28, 2025 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated March 28, 2025 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,

Chácara Santo Antônio, CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Braskem S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Braskem S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit and loss, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 28, 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and included in management’s assessment related to the ineffective design and/or operation of process-level controls over the accounting for certain complex and non-routine transactions. The Company did not sufficiently reflect in its internal control over financial reporting certain changes needed as a result of those transactions, due to the Company’s accounting personnel lacking specific training with respect to transactions of that nature. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

KPMG Auditores Independentes Ltda.

São Paulo, Brazil
March 28, 2025

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400 - Parte, Chácara Santo Antônio,

CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil

Telefone 55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Braskem S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Braskem S.A. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2025, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of the provision and disclosures related to the geological event in the state of Alagoas

As discussed in note 23 to the consolidated financial statements, the Company has recorded a provision related to the geological event in the vicinity of the Company’s salt mining wells in the state of Alagoas of R$ 5,570 million as of December 31, 2024. The provision is for the estimated future outflows of resources required to settle the Company’s commitments under agreements signed with Brazilian governmental authorities following the occurrence of the geological event as well as for other obligations related to the geological event for which it is probable that an outflow of economic benefits will be required. The commitments made by the Company include taking measures to monitor and stabilize the salt mining wells, as well as relocating and compensating residents and businesses in the region and taking actions to implement social and urban measures.

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

Goodwill impairment assessment

As discussed in note 12(a) to the consolidated financial statements, the Company had recorded goodwill of R$ 2,182 million as of December 31, 2024, including goodwill associated with the Petrochemical complex Northeast and the Petrochemical complex South cash generating units (the petrochemical complex CGUs) of R$ 668 million and R$ 1,391 million, respectively. The Company performs impairment tests of goodwill for each of its cash generating units at least annually and whenever changes in events or circumstances indicate that the carrying value of goodwill may be impaired. When the carrying amount of goodwill exceeds its recoverable amount, the Company recognizes an impairment loss. The recoverable amount is the higher of fair value less costs of disposal and value in use. The Company determined the recoverable amount based on value-in-use, using a discounted cash flow model.

We identified the evaluation of the goodwill impairment assessment of the petrochemical complex CGUs as a critical audit matter. Challenging auditor judgement was required to evaluate the significant judgments by management relating to growth rates of revenue, costs and expenses in the projected period and in perpetuity, as well as the discount rate when developing the recoverable amounts of the petrochemical complex CGUs. Changes to these assumptions could have had significant changes to the estimate of the recoverable amount of the petrochemical complex CGUs. Additionally, the audit effort associated with the evaluation required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We involved valuation professionals, with specialized skills and knowledge, who assisted in:

•	evaluating the key assumptions used by the Company to estimate the recoverable amount of the petrochemical complex CGUs, including growth rates of revenue, costs and expenses in the projected period and in perpetuity, as well as the discount rate by comparing them to available market information and actual performance in relation to prior cash flow projections; and
•	performing an independent sensitivity analysis on the discounted cash flows of each cash-generating unit to identify situations in which these cash flows would result in recoverable amounts equal to or lower than the carrying amount of the goodwill.

Recoverability of certain deferred tax assets

As described in Note 20.2 to the consolidated financial statements, the Company had recorded deferred tax assets of R$ 21,576 million as of December 31, 2024, of which R$ 16,315 million related to the Parent Company. The Company recognizes unused tax losses and deductible temporary differences to the extent that is probable that future taxable profits will be available against which they can be used.

We identified evaluation of the recoverability of certain deferred tax assets as a critical audit matter. Challenging auditor judgment was required to evaluate the significant judgments by management relating to growth rates of revenue, costs and expenses, and movements in certain deductible temporary differences when developing the estimate of future taxable profit. Changes to these assumptions could cause significant changes in the estimate. Additionally, the audit effort associated with the evaluation required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter:

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to assess the recoverability of certain deferred tax assets.

We assessed movements in certain deductible temporary differences by assessing the nature of existing temporary differences and the pattern and timing of the reversals.

We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the key assumptions used by the Company to estimate the future taxable profit, including growth rates of revenue, costs and expenses by comparing them with available market information and actual performance in relation to previously prepared future taxable profit projections.

Going concern assessment

As discussed in Notes 1, 2.2 and 18.5 to the consolidated financial statements, the Company’s financial statements have been prepared on a going concern basis. The Company has incurred losses for the years ended December 31, 2024 and 2023, and recorded negative shareholders’ equity of R$ 4,278 million as of December 31, 2024. The Company also contracted an international revolving credit facility in the amount of US$ 1 billion, which expires in December 2026. As of December 31, 2024, this credit line had not been used. Based on the Company’s cash flow projections, management believes that current working capital and capital expenditure financing is sufficient to fund operations and satisfy the Company’s obligations as they come due for at least one year from the issuance date of the financial statements.

We determined the evaluation of the Company’s ability to continue as a going concern as a critical audit matter. Due to the significant measurement uncertainty associated with the Company’s future cash flows, there was challenging auditor judgment in evaluating the key assumptions used to estimate these cash flows, including growth rates of revenue, costs and expenses. Additionally, the audit effort associated with the evaluation required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter:
We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to assess going concern. We evaluated the timeline of debt payments and the available credit line with the underlying credit agreement.

We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the key assumptions used by the Company to estimate the future cash flows, including growth rates of revenue, costs and expenses, by comparing them to available market information, actual performance and prior projections.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2018.

São Paulo, Brazil
March 28, 2025

Braskem S.A.

Statement of consolidated financial position at December 31

All amounts in millions of Reais

Assets	Note	2024	2023

Current assets
Cash and cash equivalents	4	14,986	14,187
Financial investments	5	1,786	4,956
Trade accounts receivable	6	3,562	2,910
Inventories	7	13,688	12,532
Taxes recoverable	9	1,372	1,461
Recoverable income taxes		782	428
Derivatives	18.7	73	137
Other receivables		788	830
			-
		37,037	37,441

Non-current assets
Taxes recoverable	9	1,758	1,370
Recoverable income taxes		295	292
Deferred income tax and social contribution	20.2	13,882	6,443
Derivatives	18.7	99	210
Other receivables		543	487
Investments	10	438	165
Property, plant and equipment	11	40,417	38,405
Intangible assets	12	3,387	3,108
Right-of-use assets	13 (i)	3,719	3,820

		64,538	54,300

Total assets		101,575	91,741

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated financial position at December 31

All amounts in millions of Reais

Liabilities and shareholders' equity	Note	2024	2023

Current liabilities
Trade payables	14	16,883	13,221
Borrowings and debentures	15	2,278	2,029
Braskem Idesa borrowings	16	857	739
Derivatives	18.7	212	58
Payroll and related charges		1,033	828
Taxes payable	19	625	387
Income taxes payable		243	11
Sundry provisions	21	619	1,282
Geological event in Alagoas	23	2,436	2,759
Lease	13 (ii)	1,000	978
Other payables		2,086	2,202

		28,272	24,494

Non-current liabilities
Borrowings and debentures	15	50,954	40,207
Braskem Idesa borrowings	16	14,277	10,511
Derivatives	18.7	101	141
Taxes payable	19	264	206
Loan from non-controlling shareholders of Braskem Idesa	8(a)	1,050	2,490
Deferred tax liabilities	20.2	1,307	1,677
Post-employment benefits	24.3(a)	551	567
Legal provisions	22	845	1,095
Sundry provisions	21	1,352	943
Geological event in Alagoas	23	3,134	2,481
Lease	13 (ii)	3,306	2,955
Other payables		440	695

		77,581	63,968

Shareholders' equity	25
Capital		8,043	8,043
Capital reserve and treasury shares		13	27
Additional paid in capital		(488)	(488)
Other comprehensive income (loss)		1,684	(852)
Accumulated losses		(14,034)	(2,738)

Total attributable to the Company's shareholders		(4,782)	3,992

Non-controlling interest in subsidiaries		504	(713)

		(4,278)	3,279

Total liabilities and shareholders' equity		101,575	91,741

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated profit or loss

for the years ended December 31

All amounts in millions of Reais, except (loss) per share

	Note	2024	2023	2022

Net revenue	27	77,411	70,569	96,519
Cost of products sold	30	(71,414)	(67,548)	(85,161)

Gross profit		5,997	3,021	11,358

Income (expenses)
Selling and distribution	30	(1,991)	(1,916)	(2,108)
Reversal of (loss for) impairment of trade accounts receivable and others from clients	30	108	(83)	(38)
General and administrative	30	(2,639)	(2,472)	(2,764)
Research and development	30	(463)	(383)	(374)
Results from equity-accounted investees	10(b)	(21)	7	35
Other income	30	978	1,769	507
Other expenses	30	(3,048)	(2,735)	(2,344)

(Loss) profit before financial results and taxes		(1,079)	(2,792)	4,272

Financial results	29
Financial expenses		(6,853)	(5,589)	(5,066)
Financial income		1,719	1,678	1,374
Derivatives and exchange rate variations, net		(11,520)	511	(533)

		(16,654)	(3,400)	(4,225)

(Loss) profit before income tax		(17,733)	(6,192)	47

Income taxes	20.1(c)	5,681	1,302	(868)

Loss for the year		(12,052)	(4,890)	(821)

Attributable to:
Company's shareholders		(11,320)	(4,579)	(336)
Non-controlling interest in subsidiaries		(732)	(311)	(485)

Loss for the year		(12,052)	(4,890)	(821)

Loss per share - R$	26
Basic and diluted
Common		(14.1998)	(5.7458)	(0.4215)
Preferred shares class "A"		(14.1998)	(5.7458)	(0.4215)
Preferred shares class "B"		(14.1998)	(5.7458)	(0.4215)

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated other comprehensive income (loss)

for the years ended December 31

All amounts in millions of Reais

	Note	2024	2023	2022

Loss for the year		(12,052)	(4,890)	(821)

Other comprehensive income (loss):
Items that may or will be reclassified subsequently to profit or loss
Fair value of cash flow hedge, net of taxes		(179)	150	293
Fair value adjustments of trade accounts receivable, net of taxes		(1)
Exchange variation in hyperinflationary economy, net of taxes		18
		(162)	150	293

Exchange variation of foreign sales hedge, net of taxes	18.9	(3,054)	2,359	2,060
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.9	(1,066)	1,497	787
		(4,120)	3,856	2,847

Foreign subsidiaries currency translation adjustment		6,682	(2,464)	(1,806)

Total		2,400	1,542	1,334

Item that will not be reclassified to profit or loss
Actuarial gain (loss) with post-employment benefits, net of taxes		58	(85)	10
Fair value on financial transactions		(49)

Total		9	(85)	10

Total other comprehensive (loss) income for the year		(9,643)	(3,433)	523

Attributable to:
Company's shareholders		(8,773)	(3,405)	715
Non-controlling interest in subsidiaries		(870)	(28)	(192)

Total other comprehensive (loss) income for the year		(9,643)	(3,433)	523

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated changes in equity

for the years ended December 31

All amounts in millions of Reais

	Attributed to shareholders' interest												Total
		Capital									Total		shareholders'
		reserve and	Long-term				Additional	Additional	Other		Braskem	Non-controlling	equity
		treasury	incentive	Legal	Tax	Retention	dividends	paid in	comprehensive	Accumulated	shareholders'	interest in	(net capital
	Capital	shares	plans	reserve	incentive	of profit	proposed	capital	income (loss)	losses	interest	subsidiaries	deficiency)
As of December 31, 2021	8,043	(35)	32	473	1,018	644	1,350	(488)	(3,170)	-	7,867	(1,662)	6,205

Comprehensive income for the year:
Loss for the year									-	(336)	(336)	(485)	(821)
Exchange variation of foreign sales hedge, net of taxes									2,650	-	2,650	197	2,847
Fair value of cash flow hedge, net of taxes									293	-	293	-	293
Actuarial gain with post-employment benefits, net of taxes									10	-	10	-	10
Foreign subsidiaries currency translation adjustment									(1,902)	-	(1,902)	96	(1,806)
Total Comprehensive income for the period	-	-	-	-	-	-	-	-	1,051	(336)	715	(192)	523

Equity valuation adjustments:
Realization of additional PP&E price-level restatement, net of taxes									(27)	27	-	-	-
Long term incentive plan			7								7		7
Fair value adjustments of non-controlling subsidiaries									-	-	-	610	610
Exchange variation in hyperinflationary economy, net of taxes									70	-	70	-	70
Equity valuation adjustments	-	-	7	-	-	-	-	-	43	27	77	610	687
Contributions and distributions to shareholders:
Incentive long term plan payments with treasury shares		13									13		13
SUDENE tax incentive supplement					109					(109)	-		-
Non-controlling interest in acquired entity											-	31	31
Additional dividends approved in the board meeting							(1,350)				(1,350)		(1,350)
Proposed dividends											-	(1)	(1)
Absorption of losses						(418)				418	-		-
Total contributions to shareholders	-	13	-	-	109	(418)	(1,350)	-	-	309	(1,337)	30	(1,307)

As of December 31, 2022	8,043	(22)	39	473	1,127	226	-	(488)	(2,076)	-	7,322	(1,214)	6,108

Comprehensive income for the year:
Loss for the year	-	-	-	-	-	-		-	-	(4,579)	(4,579)	(311)	(4,890)
Exchange variation of foreign sales hedge, net of taxes	-	-	-	-	-	-		-	3,482		3,482	374	3,856
Fair value of cash flow hedge, net of taxes	-	-	-	-	-	-		-	150		150	-	150
Actuarial loss with post-employment benefits, net of taxes	-	-	-	-	-	-		-	(85)	-	(85)	-	(85)
Foreign subsidiaries currency translation adjustment	-	-	-	-	-	-		-	(2,373)		(2,373)	(91)	(2,464)
Total Comprehensive income for the period	-	-	-	-	-	-		-	1,174	(4,579)	(3,405)	(28)	(3,433)

Equity valuation adjustments:
Realization of additional PP&E price-level restatement, net of taxes	-	-	-	-	-	-		-	(15)	15	-	-	-
Long term incentive plan	-	-	(2)	-	-	-		-	-	-	(2)	-	(2)
Fair value adjustments of trade accounts receivable, net of taxes									5	-	5	-	5
Exchange variation in hyperinflationary economy, net of taxes	-	-	-	-	-	-		-	60	-	60	-	60
Equity valuation adjustments	-	-	(2)	-	-	-		-	50	15	63	-	63
Contributions and distributions to shareholders:
Incentive long term plan payments with treasury shares	-	12	-	-	-	-		-	-	-	12	-	12
Proceeds from sale of non-controlling interests	-	-	-	-	-	-		-	-	-	-	316	316
Capital increase from controlling interests	-	-	-	-	-	-		-	-	-	-	168	168
Other	-	-	-	-	-	-		-	-	-	-	(5)	(5)
Proposed dividends	-	-	-	-	-	-		-	-	-	-	(12)	(12)
Acquisition of subsidiary with non-controlling interests	-	-	-	-	-	-		-	-	-	-	62	62
Absorption of losses	-	-	-	(473)	(1,127)	(226)		-	-	1,826	-	-	-
Total contributions to shareholders	-	12	-	(473)	(1,127)	(226)	-	-	-	1,826	12	529	541

As of December 31, 2023	8,043	(10)	37	-	-	-	-	(488)	(852)	(2,738)	3,992	(713)	3,279

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated changes in equity

for the years ended December 31

All amounts in millions of Reais

		Attributed to shareholders' interest								Total
			Capital					Total		shareholders'
			reserve and	Long-term	Additional	Other		Braskem	Non-controlling	equity
			Treasury	incentive	paid in	comprehensive	Accumulated	shareholders'	interest in	(net capital
	Note	Capital	shares	plans	capital	income (loss)	losses	interest	subsidiaries	deficiency)

As of December 31, 2023		8,043	(10)	37	(488)	(852)	(2,738)	3,992	(713)	3,279

Comprehensive income for the year:
Loss for the year		-	-	-	-	-	(11,320)	(11,320)	(732)	(12,052)
Exchange variation of foreign sales hedge, net of taxes		-	-	-	-	(3,853)	-	(3,853)	(267)	(4,120)
Fair value of cash flow hedge, net of taxes		-	-	-	-	(167)	-	(167)	(12)	(179)
Actuarial gain with post-employment benefits, net of taxes		-	-	-	-	58	-	58	-	58
Foreign subsidiaries currency translation adjustment		-	-	-	-	6,672	-	6,672	10	6,682
		-	-	-	-	2,710	(11,320)	(8,610)	(1,001)	(9,611)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes		-	-	-	-	(10)	10	-	-	-
Realization of deemed cost of jointly controlled investment, net of taxes		-	-	-	-	(1)	1	-	-	-
Long term incentive plan, net of taxes		-	-	(14)	-	-	-	(14)	-	(14)
Fair value adjustments of trade accounts receivable, net of taxes		-	-	-	-	(1)	-	(1)	-	(1)
Exchange variation in hyperinflationary economy, net of taxes		-	-	-	-	18	-	18	-	18
Others						(180)	5	(175)		(175)
		-	-	(14)	-	(174)	16	(172)	-	(172)
Contributions and distributions to shareholders:
Dividends-lapse of statute of limitation							8	8		8
Capital increase from controlling interests		-	-	-	-	-	-	-	2,386	2,386
Sale of investment in subsidiary	1	-	-	-	-	-	-	-	(168)	(168)
		-	-	-	-	-	8	8	2,218	2,226

As of December 31, 2024		8,043	(10)	23	(488)	1,684	(14,034)	(4,782)	504	(4,278)

The notes are an integral part of the consolidated financial statements.

Braskem S.A.

Statement of consolidated cash flow

for the years ended December 31

All amounts in millions of Reais

	Note	2024	2023	2022

(Loss) profit before income tax		(17,733)	(6,192)	47

Adjustments for:
Depreciation and amortization	30	4,950	5,206	4,733
Results from equity-accounted investees	10(c)	21	(7)	(35)
Interest and foreign exchange gain/losses		17,555	2,683	2,703
Provisions, net		178	(195)	370
Provision - geological event in Alagoas	23	2,123	2,307	1,520
Gain on the sale of subsidiary Cetrel	1	(424)	-	-
Loss (reversal) for impairment of trade accounts receivable and others		(108)	83	38
Provision for impairment and loss on sale of property, plant and equipment		212	196	131

		6,774	4,081	9,508

Changes in operating working capital
Financial investments		3,325	(2,279)	1,530
Trade accounts receivable		-	72	3,661
Inventories		(181)	1,811	2,138
Taxes recoverable		183	282	682
Other receivables		426	(216)	311
Trade payables		384	1,950	514
Taxes payable		(311)	(209)	(1,009)
Sundry provisions		(679)	(476)	(724)
Geological event in Alagoas	23	(2,052)	(2,686)	(2,743)
Other payables		(538)	(186)	(391)

		7,331	2,144	13,477

Interest paid		(4,261)	(3,550)	(2,905)
Income taxes paid		(635)	(866)	(1,621)

Net cash generated from (used in) operating activities		2,435	(2,272)	8,952

Proceeds from the sale of fixed and intangible assets		56	72	2
Proceeds from the sale of subsidiaries	1	203	-
Dividends received		17	11	6
Additions to investments in subsidiaries		-	(78)	(107)
Acquisitions to property, plant and equipment and intangible assets		(3,761)	(4,530)	(4,848)

Net cash used in investing activities		(3,485)	(4,525)	(4,947)

Borrowings and debentures	17
Issued		5,617	10,991	6,418
Payments		(4,994)	(2,155)	(3,856)
Braskem Idesa borrowings	17
Issued		1,094	1,233	-
Payments		(276)	(576)	(45)
Loan payment from non-controlling shareholders of Braskem Idesa		-	-	(34)
Lease		(1,004)	(1,209)	(929)
Dividends paid		(6)	(7)	(1,350)
Proceeds from the sale of investments of non-controlling interest			316	-
Proceeds from non-controlling capital contributions		38	280	21

Net cash generated from financing activities		469	8,873	225

Exchange variation on cash of foreign subsidiaries		1,380	(355)	(444)

Increase in cash and cash equivalents		799	1,721	3,786

Represented by
Cash and cash equivalents at the beginning of the year		14,187	12,466	8,681
Cash and cash equivalents at the end of the year		14,986	14,187	12,466

Increase in cash and cash equivalents		799	1,721	3,786

The notes are an integral part of the consolidated financial statements.

Summary of Notes

1 Operations	F-16
2 Basis of preparation of the consolidated financial statements	F-19
3 Application of estimates and judgments	F-23
4 Cash and cash equivalents	F-24
5 Financial investments	F-24
6 Trade accounts receivable	F-25
7 Inventories	F-26
8 Related parties	F-27
9 Taxes recoverable	F-30
10 Investments	F-31
11 Property, plant and equipment	F-33
12 Intangible assets	F-35
13 Leases	F-37
14 Trade payables	F-40
15 Borrowings and debentures	F-41
16 Braskem Idesa borrowings	F-43
17 Reconciliation of financing activities in the statement of cash flow	F-44
18 Financial instruments and risk management	F-44
19 Taxes payable	F-63
20 Income taxes	F-63
21 Sundry provisions	F-67
22 Provisions for legal proceedings and contingent liabilities	F-69
23 Geological event - Alagoas	F-74
24 Benefits offered to employees	F-83
25 Equity	F-87

26 Earnings (loss) per share	F-87
27 Net revenue	F-89
28 Tax incentives	F-90
29 Financial results	F-91
30 Expenses by nature and function	F-92
31 Segment information	F-92
32 Contractual obligations	F-94
33 Subsequent events	F-95

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

1 Operations

Braskem S.A. is a public corporation headquartered in Camaçari, Bahia (“BA”), which, jointly with its subsidiaries (hereinafter “Braskem or “Company”), is controlled by Novonor S.A. (“Novonor”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

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

As of December 31, 2024, the statement of financial position reflects a negative shareholders’ equity position of R$ 4,278 (2023: positive amount of R$ 3,279), primarily affected by the loss on foreign exchange due to the Brazilian Real depreciation against US Dollar in 2024 (refer to note 29). Additionally, there is a positive working capital (defined as total current assets minus total current liabilities) amounting to R$ 8,765 (2023: R$ 12,947).

The Company generated cash flow from operating activities amounting to R$ 2,435 (2023: negative amount of R$ 2,272) in the year ended December 31, 2024. Borrowings and debentures are predominantly due in the long term, with 95% denominated in US dollars, consistent with the Company’s Financial Policy. The Company is comfortable with this US dollar exposure since a significant portion of the operational cash expected to be generated in the upcoming years, which will be allocated to settle these borrowings, is either directly or indirectly in US dollars.

When the Brazilian real experiences a significant depreciation against the US dollar, the Company faces an adverse effect from foreign exchange fluctuations on its borrowings. Also, depreciation of the Brazilian real to the US dollar positively influences the Company’s cash generation, allowing it to effectively manage its exposure to US dollar. In 2024, the Brazilian real depreciated 27.91% in comparison to the US dollar. The negative foreign exchange fluctuation during this period will impact cash flow at the borrowing maturity, thus concentrated in the long term due to Braskem’s debt profile, without compromising its liquidity position for at least the subsequent 12 months following the issuance date of these financial statements.

Capitalization of intercompany loans with Braskem Idesa

On October 16, 2024, Braskem Netherlands Inc. B.V. (“Braskem Netherlands”), as the controlling company of Braskem Idesa S.A.P.I (“Braskem Idesa”), and Idesa group, the non-controlling shareholder, approved an increase in the capital stock through the capitalization of the loan balances owed by Braskem Idesa to Braskem Netherlands and Idesa group. As a result, a substantial portion of the debt was converted into shares and delivered to each shareholder, preserving the proportion of ownership interest they held prior to the transaction. Below is a summary of the changes:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Shareholder	Shares held before capitalization	Shares issuance	Shares held after capitalization	Ownership %
Idesa group	75,299	390,353	465,652	25%
Braskem Netherlands	225,893	1,171,061	1,396,954	75%
Total	301,192	1,561,414	1,862,606	100%

Shareholder	Capital before capitalization (in R$)	Capitalization	Capital after capitalization (in R$)	Ownership %
Idesa group	265	2,193	2,458	25%
Braskem Netherlands	796	6,578	7,374	75%
Total	1,061	8,771	9,832	100%

Shareholder	Capital before capitalization (in US$)	Capitalization	Capital after capitalization (in US$)	Ownership %
Idesa group	102	387	489	25%
Braskem Netherlands	307	1,161	1,468	75%
Total	409	1,548	1,957	100%

The changes in balances in Brazilian real and in U.S. dollar, which is the currency of the debt, are as follows:

The non-capitalized balance is presented below:

Shareholder	US$	R$
Idesa group	170	1,050
Braskem Mexico Sofom	391	2,421
Total	561	3,471

(i)	According to note 2, Braskem México Sofom and Braskem Idesa are subsidiaries of Braskem S.A. Therefore, all effects of this transaction between the subsidiaries are eliminated in the consolidated financial statements.

Sale of Cetrel

On September 30, 2024, the Company concluded the sale of its subsidiary Cetrel S.A. (“Cetrel”) to GRI – Gerenciamento de Resíduos Industriais S.A. (“GRI”) a subsidiary of Solví Essencis Ambiental S.A. (“Solví”). The sale aims to enhance Cetrel’s potential growth as long as the operational safety conditions at the Camaçari Petrochemical Complex in Bahia are maintained. The transaction also aims to strengthen Cetrel, into a leading company in industrial environmental solutions (for water and wastewater treatment, as well as environmental consulting), and transform GRI into a platform for national growth in the sector, pursuing operational excellence and environmental sustainability.

The transaction comprised (i) sale, of 498,436 common shares issued by Cetrel held by Braskem to GRI for R$ 293; (ii) subscription by Braskem of 237,150,906 new common shares of GRI, through capital increase, which was fully paid by Braskem through the equity contribution of 771,592 common shares issued by Cetrel held by Braskem in the amount of R$ 425.

After the transaction Solví retained a shareholder interest of 50.1% and Braskem 49.9% on GRI capital stock. The gain with the sale of Cetrel is demonstrated below:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Description	Amount
(+) Cash and cash equivalents	208
(+) Amount of cash to be received	85
(+) Fair value of the investment in associate GRI	425
(=) Total consideration received	718
(-) Carrying amount of the investment in Cetrel	(294)
(=) Gain on the sale of the investment in Cetrel	424

The gain from the sale of Cetrel was included in Other income in the statement of profit or loss for the year. The definitive purchase price is subject to certain post-closing price adjustments, which is common for transaction of this nature.

In November 2024, Solví and Braskem approved a corporate restructuring of GRI, through a partial spin-off of its assets, with the assets related to the investment in Cetrel being incorporated into a Newco named Plaind Investimentos S.A. ("Plaind"). The transaction was recorded at book value and aims to enhance corporate organization by separating GRI's operational activities from the other items in the portfolio, allowing the establishment of an independent capital structure and optimization of material and financial resources, thereby aiming at achieving social objectives more efficiently. The Company maintained a 49.9% ownership interest in GRI and 49.9% ownership interest in Plaind.

In December 2024, Solví and Braskem sold 100% of their shares in GRI to Cetrel. The Company's ownership interest in GRI was sold for R$ 80, from which R$ 5 was received in cash while R$ 75 will be received within one year. Following the restructuring and sale of GRI, the final structure of the investment in Plaind was represented as follows:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Tax Reform in Brazil

The Constitutional Amendment 132/2023 modified the Federal Constitution with the purpose of restructuring the National Tax System and simplifying taxation. In November 2024, the National Congress approved the text of the tax reform, which will come into force in the coming years, implementing changes in consumption taxes. The financial statements presented herein have not been adjusted to reflect any effects resulting from the changes introduced by the tax reform. The Company will continue to evaluate the operational and financial impacts of the changes during 2025.

2 Basis of preparation of the consolidated financial statements

2.1 Declaration of compliance

The consolidated financial statements (“financial statements”) have been prepared and are being presented in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

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

The issuance of these financial statements was authorized by the Executive Board on March 28, 2025.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

2.3  Basis of consolidation

The financial statements include the financial statements of Braskem S.A. and the following entities:

				Total and voting interest (%)
		Headquarter	Functional currency (i)	Dec/24	Dec/23	Dec/22

BM Insurance Company Limited ("BM Insurance")		Bermuda	US$	100	100	100
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	ARS	100	100	100
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	US$	100	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	MXN	100	100	100
Braskem Netherlands B.V. ("Braskem Netherlands")		Netherlands	US$	100	100	100
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	CLP	100	100	100
Oxygea Ventures Ltda. ("Oxygea")	(ii)	Brazil	R$	100	100	100
Cetrel	(iii)	Brazil	R$		63.7	63.7
Voqen Energia Ltda. ("Voqen")		Brazil	R$	100	100	100
Wise Plásticos Ltda ("Wise")		Brazil	R$	61.1	61.1
Special Purpose Entities
Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado ("FIM Júpiter")		Brazil	R$	100	100	100
Fdo. Invest. Santander Netuno Multimercado Crédito Privado ("FIM Netuno")		Brazil	R$	100	100	100
Braskem Green S.A. ("Braskem Green")		Brazil	R$	100	100	100
Braskem America, Inc. (“Braskem America”)		USA	US$	100	100	100
Braskem Europe GmbH ("Braskem Europe")		Germany	EUR	100	100	100
Braskem Idesa		Mexico	MXN	75	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	MXN	75	75	75
Braskem India Private Limited ("Braskem India")		India	INR	100	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	MXN	100	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	MXN	100	100	100
Braskem Netherlands Finance B.V. (“Braskem Netherlands Finance”)		Netherlands	US$	100	100	100
Braskem Netherlands Green B.V. (“Braskem Netherlands Green”)		Netherlands	US$	100	100	100
Braskem Netherlands INC. B.V. ("Braskem Netherlands INC")		Netherlands	US$	100	100	100
Braskem Siam Company Limited (“Braskem Siam”)		Thailand	US$	51	51
Braskem Trading & Shipping B.V. ("BTS")	(iv)	Netherlands	US$	100	100	100
Distribuidora de Água Camaçari S.A. ("DAC")	(iii)	Brazil	R$		63.7	63.7
B&TC B.V. ("B&TC")		Netherlands	EUR	60	60	60
ER Plastics B.V. ("ER Plastics")		Netherlands	EUR	60	60	60
Terminal Química Puerto México ("Terminal Química")		Mexico	US$	37.5	37.5	37.5

(i)	The subsidiaries have the following functional currencies: Brazilian real (“R$”), American dollar (“US$”), Mexican peso (“MXN”), Chilean peso (“CLP”), Argentinean peso (“ARS”), Euro (“EUR”) and Indian rupee (“INR”).
(ii)	The name of Braskem Ventures Ltda. was changed to Oxygea Ventures Ltda.
(iii)	On September 30, 2024, the Company concluded the sale of Cetrel and DAC. The effects of this transaction were detailed on note 1.
(iv)	Company incorporated in September 2023 to provide service of maritime freight and the sale and purchase transactions of chemical and petrochemical products, including investments in special purpose vehicles.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

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

Associates are those in which the Company, directly or indirectly, has significant influence, but not individual control or shared control, over the main financial and operating policies. To be classified as a joint venture, a contractual agreement must exist that gives the Company shared control of the entity and granting to the Company the right to the net assets of the joint venture, and not the right to its specific assets and liabilities.

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

(c) Conversion of functional currency to presentation currency

The assets and liabilities of foreign operations are translated into Brazilian real at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Brazilian reais at the average monthly exchange rates. Foreign currency differences from translation to presentation currency are recognized in other comprehensive (loss) income.

(d) Transactions eliminated in consolidation

Intragroup balances and transactions and any unrealized revenues or expenses arising from intragroup transactions, are eliminated. Unrealized gains originating from transactions with investees recorded using the equity method are eliminated against the investment proportionately to the Company’s interest in the investee.

Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment loss.

2.4 Functional currency

These financial statements are presented in Brazilian real, which is the functional currency of the Company. All amounts have been rounded to the nearest million, unless otherwise stated.

2.5 New standards

(a) New standards adopted in the current fiscal year

The following changes of accounting standards became effective on January 1, 2024:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

(a.1) Supplier finance arrangements (amendments to IFRS 7 and IAS 7)

The Company has agreements with financial institutions, and these agreements provide advance payments to the Company's suppliers which choose to participate in the agreements. The Company did not identify any impact on the presentation of balances, but the new disclosure requirements are detailed in note 14.

(a.2) Other amendments

Other amendments to IFRS that were mandatory for accounting periods starting on or after January 1, 2024 and did not have any material impact on the disclosures or amounts presented in these financial statements are presented below:

- Classification of liabilities as current or non-current (amendments to IAS 1).

- Non-current liabilities with covenants (amendments to IAS 1).

- Lease liabilities in a sale and leaseback transaction (amendments to IFRS 16).

(b) New standards not yet effective

The amended standards that have been issued but are not yet effective as of the reporting date are described below:

- Lack of exchangeability (amendments to IAS 21) – Effective January 1, 2025.

- Classification and measurement of financial instruments (amendments to IFRS 7 and IFRS 9) – Effective January 1, 2026.

- Contracts referencing nature-dependent electricity (amendments to IFRS 7 and IFRS 9) – Effective January 1, 2026.

- Presentation and disclosure of financial statements (New standard - IFRS 18) – Effective January 1, 2027.

- Subsidiaries without Public Accountability (New standard – IFRS 19) - Effective January 1, 2027.

The Company plans to adopt these new and amended standards, when they become effective and are required. Of the future requirements, Management expects material changes in the adoption of IFRS 18 – Presentation and disclosure of financial statements, with the main changes being:

•	Changes in the form and content of presentation of the statement of profit or loss for the year, involving the segregation of income and expenses into operational, investing and financing categories, along with the disclosure of required subtotals.
•	Changes in the statement of cash flows – due to the issuance of IFRS 18 – Presentation and disclosure of financial statements, IAS 7 – Statement of cash flows was amended so that interest paid and interest and dividends received are classified in the cash flow statement as financing and investing activities, respectively, provided that the main operating activities of the Company are not investing in assets or providing financing to clients. The Company anticipates changes in the current classification of interest paid in the cash flow statement from operating activities to financing activities, as well as in the interest received on financial investments currently classified as operating activities to be classified as investing activities.
•	Additional disclosures in the notes regarding performance measures presented by management.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

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

a. Judgments

Information about judgments made on applying accounting policies that have significant effects on amounts recognized in the financial statements are included in the following notes:

- Note 18.9: application of hedge accounting: judgment to define forecast percentage of recurring revenues for which there is a high probability of occurring; and

- Note 13 (ii): lease term: whether the Company will exercise renewal options.

b. Assumptions and estimates uncertainties

Information on assumptions and uncertainties of estimates that present a significant risk of resulting in material adjustments in asset and liability accounting values in the next fiscal year is included in the notes below:

- Note 11 (b) and 12 (a): impairment test of property, plant and equipment, intangible assets and goodwill: determination of the discount rate and other key assumptions as well as the recoverable amount.

- Note 18.3: fair value of financial instruments: measurement of the fair value of financial instruments.

- Note 20.2: recognition of deferred tax assets: expectation of future taxable income against which deductible temporary differences and tax losses carryforward can be utilized.

- Note 21 (b): recognition and measurement of provisions for recovery of environmental damages: identifying potential environmental impacts, evaluating technical solutions and time of the remediation involve judgment as to the probability and magnitude of the outflow of resources.

- Note 22: recognition and measurement of provisions for tax: judgement on interpretation of the matter under discussion and estimate as to the probability and magnitude of the outflow of resources; and

- Nota 23: recognition and measurement of provision for the geological event in Alagoas: uncertainties regarding the outcome of actions to close and monitor wells, future studies by experts, changes related to the dynamics of the geological event and lawsuits, which could affect the probability and magnitude of the outflow of resources.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

4 Cash and cash equivalents

		2024	2023

Cash
Companies in Brazil		1,780	1,555
Companies outside Brazil	(i)	4,191	3,784
Cash equivalents:
Companies in Brazil		3,797	7,186
Companies outside Brazil	(i)	5,218	1,662
Total		14,986	14,187

(i)	On December 31, 2024, includes the amount of R$ 941 of cash and R$ 779 of cash equivalents (2023: R$ 1,284 of cash and R$ 278 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by the other subsidiaries of the Company.

Cash equivalents in Brazil are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates (“CDBs”), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Júpiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 5).

The cash equivalents in foreign market consist of time deposit and interest-bearing accounts held outside of Brazil.

5   Financial investments

		2024	2023
Fair value through profit or loss		-	-
LFT´s and LF´s	(i)	1,408	4,680
Restricted funds investments	(ii)	345	164
Other		79	130
Total		1,832	4,974

Current assets		1,786	4,956
Non-current assets	(iii)	46	18
Total		1,832	4,974

(i)	These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions, whose purpose is the immediate negotiation or future sale.
(ii)	Includes the following amounts: R$ 115 (2023: R$ 115) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 23.1(i)); and R$ 230 (2023: R$ 49) that its use depends on complying with the contractual obligations of borrowings.
(iii)	On the statement of financial position, the balance of non-current assets is presented under Other receivables.

In 2024, financial investments and cash equivalents (Note 4) in Brazilian real had an average yield of 102.25% of the Brazil interbank deposit certificate (“CDI”) p.a. (2023: 101.37%) and financial investments and cash equivalents in foreign currency (Note 4) had an average yield of 5.46% p.a. (2023: 5.30% p.a.).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

6 Trade accounts receivable

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

As of December 31, 2024, the amounts of trade accounts receivable transferred and derecognized maturing after December 31 2024, was R$ 5 billion (2023: R$ 4.1 billion).

Loss recognized at the date of transfer of the above mentioned receivables was R$ 73 (2023: R$ 56), recorded under “financial expenses”.

	Note
		2024	2023
Customers
Domestic market
Third parties		1,802	1,273
Related parties	8	103	14
		1,905	1,287
Foreign market
Third parties		1,727	1,808
Related parties		-	-
		1,727	1,808

Expected credit losses	(i)	(70)	(185)

Total		3,562	2,910

(i)	The Company recognizes provision for credit losses (“ECL”) for trade accounts receivable based on the criteria and assumptions presented below, by applying a matrix of ECL measurement, using information that reflect current and future conditions, to the extent such data are available.

Criterion	Assumptions
Receivables overdue for up to 180 days and coming due, weighing each client’s operation risk	Percentages defined for receivables are based on the historical average delay in the last two years for the similar maturity periods and risk rating.
Receivables under renegotiation process	The provisioning percentage for renegotiations considers a performance study of past renegotiations, adjusted to each specific case.
Receivables overdue for more than 180 days, receivables in collection by the courts and receivables from clients classified as very high risk	For these receivables, the Company understands there was significant deterioration of credit risk, and the loss is estimated at the total value of the receivables.

In credit risk management, guarantees are pledged by the counterparties, which mainly consist of sureties and letter of credit granted by prime banks (only banks with the minimum risk classification equal to BBB- by Fitch Rating or BBB- by Standard & Poor’s), credit insurance and mortgage assets. The guarantees obtained by the Company did not change significantly as of December 31, 2024, and

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Details of the policy for defining credit risk per client are disclosed in Note 18.6.

The table below shows ECL by maturity:

			2024			2023
	Trade accounts receivable	Expected credit losses	Total	Trade accounts receivable	Expected credit losses	Total

Accounts receivables not past due	2,962	(25)	2,937	2,355	(128)	2,227
Past due securities:
Up to 90 days	582	(1)	581	609	(4)	605
91 to 180 days	46	(2)	44	85	(7)	78
More than 180 days	42	(42)	-	46	(46)	-

Total	3,632	(70)	3,562	3,095	(185)	2,910

The changes in the expected credit loss are presented below:

	2024	2023	2022

Balance of provision at the beginning of the year	(185)	(112)	(132)
Provision	(104)	(195)	(87)
Reversal	202	112	71
Write-offs	-	14	36
Additions by business combination	-	(4)	-
Write-off due to the disposal of subsidiaries	17		-
Balance of provision at the end of the year	(70)	(185)	(112)

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

7 Inventories

	2024	2023

Finished goods	7,586	7,164
Semi-finished goods	450	505
Raw materials, production inputs and packaging	3,220	2,480
Maintenance materials	925	934
Advances to suppliers	216	157
Imports in transit	1,291	1,292
Total	13,688	12,532

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is recorded at the weighted average cost. In the case of manufactured inventories, besides raw materials and other consumables, cost includes an appropriate share of production overheads based on normal operating capacity.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

The net realizable value was reduced by R$ 127 (2023: reduced by R$ 192 ).

8 Related parties

Related-party transactions are carried out at previously agreed prices and conditions, in accordance with the Company's policy on related-party transactions. Related party transactions mainly refer to, but are not limited to:

Receivables: (i) receivables for sale of chemicals, petrochemicals, energy, resins and other products/services; (ii) and dividends and interest on equity receivable.

Payables: (i) acquisition of raw materials, finished products, consumer goods, services of transportation, storage, maintenance of equipment and other services; (ii) loans payable; (iii) leases; (iv) and dividends payable.

Amounts in profit or loss: (i) sale of chemicals, petrochemicals, lease services and other products/services; (ii) acquisition of raw materials, finished products and services; (iii) and charges related to loans and exchange variation.

The following table summarizes the transactions with related parties:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

	Balances at December 31, 2024				Balances at December 31, 2023
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total

Statement of financial position
Assets
Current
Trade accounts receivable	-	4	99	103	-	8	6	14
Inventories (advance to suppliers)	-	14	-	14	-	56	-	56
Dividends and interest on capital	-	-	1	1	-	-	3	3
Other receivables	1			1
	-	-	-	-	-	-	-	-
Non-current	-	-	-	-	-	-	-	-
Other receivables - Related parties	0	30	33	63	0	26	30	56
Total assets	1	48	133	182	-	90	39	129

Liabilities
Current	-	-	-	-	-	-	-	-
Trade payables	33	1,210	56	1,299	33	1,057	13	1,103
Other	40	267	-	307	-	255	-	255
	-	-	-	-	-	-	-	-
Non-current	-	-	-	-	-	-	-	-
Loan from non-controlling shareholders of Braskem Idesa	-	-	1,050	1,050	-	-	2,490	2,490
Total liabilities	73	1,477	1,106	2,656	33	1,312	2,503	3,848

	Year ended December 31, 2024				Year ended December 31, 2023				Year ended December 31, 2022
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total

Transactions
Sales of products	-	120	460	580	-	123	337	460	-	182	438	620
Purchases of raw materials, finished goods services and utilities	(72)	(18,339)	(297)	(18,708)	(254)	(16,185)	(155)	(16,594)	(334)	(22,900)	(25)	(23,259)
Financial income	-	-	49	49	-	-	434	434	-	-	190	190
Financial expenses	-	(2)	(716)	(718)	-	-	(141)	(141)	(1)	(34)	(149)	(184)
Private pension	-	-	(54)	(54)	-	-	(64)	(64)	-	-	(45)	(45)
Other income (expenses)	-	30	-	30	(11)	27	1	17	-	51	-	51

(i)	Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A. (“RPR”), Ventos de Santa Amélia Energia Renováveis S.A. (“Santa Amélia”), Ventos de Santo Abelardo Energia Renováveis S.A. (“Santo Abelardo”)., Ventos de Santo Artur Energia Renováveis S.A. (“Santo Artur”), Vexty e Bioglycols LLC (“Bioglycols”).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated
(a)	New and/or renewed agreements with related companies

As provided for in Braskem’s bylaws, the Board of Directors has the exclusive power to approve any contract with related parties that exceeds R$ 20 per transaction or R$ 60 collectively per year. This is valid for contracts between the Company and (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Management Personnel of such entities; (ii) associates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem hold interest and any subsidiaries thereof.

The related parties that have significant relationship with the Company are as follows:

Novonor and its subsidiaries and associates:

- Tenenge Montagem e Manutenção Ltda. (“Tenenge”)

In February 2022, the Company entered into an electromechanical assembly service agreement to expand the production capacity of the Ethylene-Ethanol Unit located in Trunfio, Rio Grande do Sul with Tenenge starting in February 9, 2022 and concluded in July 31, 2023. The amount of the agreement was R$ 205.

Petrobras and its subsidiaries and associates:

- Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”)

In March 2022, the Company entered into an agreement with Sulgás to acquire natural gas, via a local gas distribution pipeline, concluded in June 2023. The amount of the agreement was R$ 246

- Gás de Alagoas S.A. (“Algás”)

In March 2022, the Company entered into an amendment to the agreement with Algás for the supply of natural gas to Braskem units located in the state of Alagoas, via a local gas distribution pipeline, concluded in December 2024. The amount of the agreement was R$ 1 billion.

Since July 2022, Petrobras has no equity interest in Bahiagás, Sulgás and Algás and they ceased to be a related party to Braskem.

- Petrobras Transporte S.A. (“Transpetro”)

On June 27, 2024, the Company signed the second amendment to extend the term of the service agreement with Transpetro, for ship loading and unloading service through pipeline and product storage in tanks, with duration until June 30, 2028. The maximum amount of the agreement is estimated at R$ 970.

-Transportadora Brasileira Gasoduto Brasil-Bolívia S.A. (“TBG”)

On October 16, 2024, Voqen entered into a firm natural gas transportation service agreement with TBG, with duration until December 2028. The maximum amount of the agreement is estimated at R$ 200.

- Refinaria Capuava (“RECAP”) and Refinaria Henrique Lage (“REVAP”)

On November 6, 2024, the Company entered into the agreement for Braskem and Petrobras to sell light hydrocarbons from RECAP and REVAP refineries. This agreement replaces the previous one, which was terminated to include price parameter adjustment clauses, and is valid until January 2028. The maximum amount of the new agreement is estimated at R$ 3 billion.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Non-controlling shareholders of Braskem Idesa:

- Grupo Idesa, S.A. de C.V.

- Etileno XXI, S.A. de C.V.

Loan payable to the non-controlling shareholders of Braskem Idesa, with maturity in December 2029 and contractual interest rate of 7% p.a. These resources were used by Braskem Idesa to finance the construction of its operational assets. As mentioned in note 1, in October 2024 the non-controlling shareholders capitalized the principal amount of these loans, leaving only the interest accrued up to the capitalization date outstanding. This interest will be paid on the maturity date of the contract, with an expected payment by March 2032.

(d) Key management personnel compensation

The expenses related to the remuneration of key management personnel, including the Board of Directors, the Chief Executive Officer and vice-presidents, recorded in the profit or loss for the year, were as follows:

Statement of profit or loss transactions	2024	2023
Remuneration
Wages and recurring benefits	62	63
Short-term variable compensation	43	1
Long term incentive plan	31	10
Total	136	74

Compensation of the Company’s key management personnel includes salaries, short and long-term incentives, non-cash benefits and contributions to a post-employment defined benefit plan (see Note 24).
9 Taxes recoverable

	2024	2023

Parent Company and subsidiaries in Brazil
Value-added tax on sales and services (ICMS)	930	604
ICMS - credits from PP&E	337	391
PIS and COFINS	135	353
PIS and COFINS - credits from PP&E	425	461
Other	216	81

Foreign subsidiaries	-	-
Value-added tax ("IVA")	980	832
Other	107	109
Total	3,130	2,831

Current assets	1,372	1,461
Non-current assets	1,758	1,370
Total	3,130	2,831

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

10 Investments

See the accounting policy in Note 2.3 Basis of Consolidation.

(a) Information on investments

		Net profit (loss) for the year			Equity
		2024	2023	2022	2024	2023

Jointly controlled investments
RPR	(i)	(84)	21	76	37	127
Bioglycols LLC	(ii)	(16)	(16)	(4)	-	77

Associates
Borealis	(iii)	75	70	54	285	288
Plaind	(iv)	10	-		708	-

(i)	RPR's main activities are the refining, processing and sale and import of oil, its byproducts and correlated products. The percentage of Braskem's equity interest in the capital of RPR on December 31, 2024 is 33.20% (2023: 33.20%).
(ii)	Bioglyclos’s main activities are the production and sale of bio-MEG (monoethylene glycol) and bio-MPG (monopropylene glycol).
(iii)	Borealis’ main activities are the production and sale of petrochemical products, byproducts and correlated products. The percentage of Braskem’s ownership interest in the capital of Borealis on December 31, 2024 is 20% (2023: 20%).
(iv)	Plaind was incorporated as part of the consideration received in exchange for the sale of control of Cetrel and DAC. The effects and details of the transaction are disclosed in Note 1.

(b) Changes in investments

	Note	Borealis	RPR	Bioglycols LLC	GRI	Plaind	Other	Total

Balance at December 31, 2022		47	37	41			24	149

Dividends and interest on equity		(7)	(2)					(9)
Results from equity-accounted investees		17	7	(1)			(16)	7
Other comprehensive income			1	1			3	5
Capital increase							13	13

Balance at December 31, 2023		57	43	41	-	-	24	165

Dividends and interest on equity		(16)						(16)
Results from equity-accounted investees		16	(28)	(8)		5	(6)	(21)
Other comprehensive income			(2)	6			(3)	1
Additions of investments	1			5	77	348		430
Others				(44)	(77)			(121)
Balance at December 31, 2024		57	13	-	-	353	15	438

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

(c) Impacts on the consolidation of Braskem Idesa

The Company presents the summarized financial information of the subsidiary Braskem Idesa and its subsidiaries, which has a significant non-controlling interest:

	Braskem Idesa Consolidated (i)
Statements of financial position	2024	2023

Current assets	3,630	3,525
Non-current assets	19,605	16,477
Total assets	23,235	20,002

Current liabilities	2,966	2,138
Non-current liabilities	19,772	22,276
Total liabilities	22,738	24,414

Shareholders' equity	497	(4,412)

Total liabilities and shareholders' equity	23,235	20,002

	Braskem Idesa Consolidated (i)
Statement of profit or loss	2024	2023	2022
Net revenue	5,247	4,455	5,953
Loss for the year	(3,288)	(1,361)	(1,527)

Statement of cash flows
Net cash generated (used) from operating activities	1,396	(863)	1,349
Net cash (used) in investing activities	(1,878)	(791)	(695)
Net cash generated (used) in financing activities	554	927	(220)
Exchange variation on cash and cash equivalents	86	105	(23)
Increase (decrease) in cash and cash equivalents	158	(622)	411

(i)	Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química. Excludes the effects of consolidation at Braskem S.A.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

11 Property, plant and equipment

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

The estimated useful lives applied to the assets determined the following average percentage of rates per year:

	2024	2023
Buildings and improvements	3.12	3.09
Machinery, equipment and installations	7.65	7.87
Furniture and fixtures	9.83	10.08
IT equipment	21.07	21.62
Lab equipment	9.52	9.51
Security equipment	9.79	9.80
Vehicles	19.12	18.81
Other	18.29	16.36

Borrowing costs are capitalized when associated with ongoing projects, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

In 2024, capitalized borrowing costs amounted to R$ 563 (2023: R$ 298). The average rate of these charges in the year was 8.04% p.a. (2023: 8.07% p.a.).

As of December 31, 2024, the acquisition of property, plant and equipment with payment installments is R$ 239 (2023: R$ 280).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

(a) Reconciliation of carrying amount

	Lands		Buildings and improvements		Machinery, equipment and facilities		Projects and stoppage in progress (i)		Others		Total

Balance as of December 31, 2022	668	-	4,966	-	25,218	-	6,308	-	603	-	37,763
Acquisitions	-	-	14	-	312	-	4,078	-	8	-	4,413
Additions through acquisition of ER Plastics	-	-	9	-	34	-	1	-	3	-	47
Foreign currency translation adjustment	(7)	-	254	-	189	-	23	-	(6)	-	455
Transfers by concluded projects	2	-	188	-	3,100	-	(3,713)	-	424	-	-
Disposals	(60)	-	(3)	-	(180)	-	(147)	-	(6)	-	(397)
Depreciation	-	-	(219)	-	(3,469)	-	-	-	(187)	-	(3,875)
Net book value	603	-	5,209	-	25,204	-	6,550	-	839	-	38,405
Cost	603	-	9,119	-	61,307	-	6,550	-	2,740	-	81,046
Accumulated depreciation	-	-	(3,910)	-	(36,103)	-	-	-	(1,901)	-	(41,641)
Balance as of December 31, 2023	603	-	5,209	-	25,204	-	6,550	-	839	-	38,405
	-	-	-	-	-	-	-	-	-	-	-

Balance as of December 31, 2023	603	-	5,209	-	25,204	-	6,550	-	839	-	38,405
Acquisitions	-	-	1	-	261	-	3,577	-	14	-	3,853
Foreign currency translation adjustment	42	-	278	-	1,760	-	253	-	35	-	2,368
Transfers by concluded projects	-	-	170	-	2,618	-	(3,038)	-	250	-	-
Disposals	-	-	(5)	-	(91)	-	(16)	-	24	-	(88)
Write-off due to the disposal of subsidiaries	(14)	-	(79)	-	(101)	-	(40)	-	(121)	-	(355)
Depreciation	-	-	(212)	-	(3,354)	-	-	-	(200)	-	(3,766)
Net book value	631	-	5,362	-	26,297	-	7,286	-	841	-	40,417
Cost	631	-	9,410	-	67,287	-	7,286	-	2,800	-	87,414
Accumulated depreciation	-	-	(4,048)	-	(40,990)	-	-	-	(1,959)	-	(46,997)
Balance as of December 31, 2024	631	-	5,362	-	26,297	-	7,286	-	841	-	40,417

(i)	As of December 31, 2024, the main amounts recorded under this item corresponded to expenditures with scheduled maintenance shutdowns at plants in the amount of R$ 1,131 (2023: R$ 2,633), capitalized financial charges in the amount of R$ 712 (2023: R$ 345), inventories of spare parts in the amount of R$ 664 (2023: R$ 631), strategic projects ongoing in Brazil in the amount of R$ 443 (2023: R$ 395) and in Braskem America in the amount of R$ 126 (2023: R$ 117). The remainder amount of R$ 4,210 (2023: R$ 2,429) corresponds mainly to projects for maintaining the production capacity of plants.

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as: product lines, individual locations and the way Management monitors and makes decisions about its business.

No events indicated that the carrying amount exceeds its recoverable amount as of December 31, 2024 and 2023.

12 Intangible assets

	Goodwill	Brands, licenses and patents	Software licenses	Customers and suppliers agreements	Total

Net book value	2,087	320	433	182	3,022
Cost	2,087	566	1,268	461	4,382
Accumulated amortization	-	(246)	(835)	(279)	(1,360)
Balance as of December 31, 2022	2,087	320	433	182	3,022
Acquisitions	-	-	115	-	115
Additions and goodwill through acquisition of Wise	75	-	-	-	75
Foreign currency translation adjustment	11	15	4	(22)	8
Amortization	-	(12)	(83)	(17)	(111)
Net book value	2,173	323	468	143	3,108
Cost	2,173	581	1,386	439	4,579
Accumulated amortization	-	(258)	(918)	(296)	(1,471)
Balance as of December 31, 2023	2,173	323	468	143	3,108

Acquisitions	-	86	270	-	356
Foreign currency translation adjustment	9	19	10	8	46
Write-off due to the disposal of subsidiaries			(2)		(2)
Other write-offs	-	-	(1)	-	(1)
Amortization	-	(12)	(85)	(23)	(120)
Net book value	2,182	416	660	129	3,387
Cost	2,182	697	1,709	448	5,036
Accumulated amortization	-	(281)	(1,049)	(319)	(1,649)
Balance as of December 31, 2024	2,182	416	660	129	3,387

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

The Company’s goodwill balance was allocated to the following CGUs:

Cash-generating unit	Goodwill

Petrochemical complex Northeast	668
Petrochemical complex South	1,391
ER Plastic	48
Wise Plásticos	75

Total	2,182

Goodwill is tested for impairment annually or when events and circumstances indicate its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a CGU exceeds its recoverable value.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

The Company tests its CGUs for impairment based on the value-in-use method, which is supported by cash generation projections approved by the senior management, taken from the Company’s five-year Business Plan and the Management plan for a period longer than five years, to reflect the industry cycle patterns, with a total projection a period of 10 years. The Company determined the perpetuity growth rate based on historical inflation rates. Cash flows as estimated and to perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (WACC).

The results obtained in the impairment test performed by the Company in the current period for all material goodwill balances did not indicate the need to recognize an impairment loss, as the recoverable amount is higher than the carrying amount.

The key assumptions used by management to project its cash flows were:

Key assumptions	Petrochemical complex Northeast	Petrochemical complex South

Sales volume (average % of annual growth)	5.76%	5.49%
Average FX rate in US$	5.83	5.83
Average inflation rates %	3.84%	3.84%
Perpetuity growth (%)	2.98%	2.98%
Pre-tax WACC discount rate	13.81%	14.69%
Post-tax WACC discount rate	11.61%	11.17%

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

Amortization is calculated using the straight-line method based on the estimated useful life of the items, and reviewed every reporting date, as follows:

- Brands, licenses and patents	10-45 years
- Software licenses and rights of use	01-10 years
- Customers and suppliers’ agreements	14-28 years

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditures are capitalized only when the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

There were no events indicating that the carrying amount exceeds its recoverable amount as of December 31, 2024 and 2023.

13 Leases

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

(i)	Right-of-use assets

Leases are recognized as a right-of-use assets and a corresponding liability on the date on which the leased asset becomes available to the Company.

The right-of-use assets is measured at the cost composed of:

• The amount of the initial measurement of the lease liabilities;

• Any lease payment made up to the start of the lease, deducting any incentive received;

• Any initial direct cost; and

• Dismantling costs.

The right-of-use assets is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use assets reflects that the Company will exercise a purchase option. In that case the right-of-use assets will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.

Changes in right-of-use assets:

	Balance as of					Foreign currency	Balance as of
	12/31/2022	Additions	Depreciation	Disposal	Remeasurement (i)	translation adjustment	12/31/2023
Rail cars	827	237	(173)	(32)	-	(38)	821
Machinery and equipment	1,603	553	(564)	-	-	-	1,592
Vessels	1,120	276	(452)	(5)	-	(28)	911
Buildings and constructions	292	149	(95)	-	-	(40)	306
Vehicles	106	143	(54)	(9)	-	-	186
Computer equipment and goods	5	3	(4)	-	-	-	4
Total	3,953	1,361	(1,342)	(46)	-	(106)	3,820

	Balance as of					Foreign currency	Balance as of
	12/31/2023	Additions	Depreciation	Disposal	Remeasurement (i)	translation adjustment	12/31/2024
Rail cars	821	151	(181)	(71)	4	140	864
Machinery and equipment	1,592	59	(456)	(66)	126	7	1,262
Vessels	911	82	(298)	(1)	(12)	127	809
Buildings and constructions	306	295	(99)	-	47	53	602
Vehicles	186	18	(68)	(2)	5	1	140
Computer equipment and goods	4	-	(9)	-	47	-	42
Total	3,820	605	(1,111)	(140)	217	328	3,719

(i)	Remeasurement of balances due to changes in contract payment flows.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

The Company has elected not to recognize the right-of-use assets and lease liabilities for the following lease contracts or installments:

(i)	Short-term leases;
(ii)	Leases for which the underlying assets is of low value; and
(iii)	Variable lease payments.
(ii)	Lease liability

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

The Company’s incremental borrowing rate corresponds to the one the Company would have pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in a similar economic environment. The weighted average incremental rate applied in 2024 was 7.47% p.a. (2023: 7.32% p.a.). The lease liability is measured at amortized cost.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Changes in lease liabilities:

		2024	2023

Balance at the beginning of the year		3,933	4,241

New contracts		605	1,283
Disposals		(170)	(70)
Remeasurement	(i)	217	-
Interests and monetary and exchange variations, net		625	45
Currency translation adjustments		361	(78)
Payments		(1,004)	(1,209)
Interest paid		(261)	(279)
Balance at the end of the year	(ii)	4,306	3,933

Current liability		1,000	978
Non-current liability		3,306	2,955
Total		4,306	3,933

(i)	Remeasurement of balances due to changes in contract payment flows.
(ii)	On December 31, 2024, the lease liability from Braskem Idesa is equal to R$ 58 (December 31, 2023: R$ 239).

The table below presents the minimum annual commitments related to undiscounted lease agreements, by maturity.

	2024	2023
2024		1,347
2025	1,160	932
2026	996	807
2027	762	633
2028	543	168
2029+	1,914	1,491
	5,375	5,378
Interest discounted to present value	(1,069)	(1,445)
Balances as of December 31	4,306	3,933

(iii)	Non-cash transactions

In 2024, net non-cash transactions of additions, disposals and remeasurement of leases were R$ 356 (2023: R$ 871).

(iv)	Uninitiated lease agreements

The Company has committed to lease agreements not yet effective as of December 31, 2024. The present value of the commitments corresponds to R$ 2,126, composed of agreements for the construction of six vessels for raw material and finished product transportation, with expected completion date between the first quarter of 2025 and the second quarter of 2027.

The cash flows related to the contracts are shown below:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

	Discounted	Not discounted
	2024	2024

2025	122	126
2026	147	162
2027	220	262
2028	231	292
2029+	1,406	2,560
Total	2,126	3,402

In January 2025, the first vessel, called Brilliant Future, was delivered. This vessel is designed to transport ethane and ethylene.

14 Trade payables

	Note	2024	2023
Trade payables:
Domestic market
Third parties		1,645	1,454
Third parties (forfait)	(i)	688	671
Total Third parties		2,333	2,125

Related parties		226	256
Related parties (forfait)	(i)	1,073	847
Total Related parties	9	1,299	1,103

Foreign market
Third parties	(ii)	13,331	9,993
		-	-
		16,963	13,221

Current liabilities		16,883	13,221
Non-current liabilities	(iii)	80	-
Total		16,963	13,221

(i)	The Company has payment agreements with financial institutions and forfaiting agreements that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company’s interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained. The balances classified as forfaiting represent amounts prepaid by banks to the Company's suppliers. The maturity of trade payables included in the forfaiting program is equivalent to the maturity of trade payables of Braskem's other suppliers in Brazil, with a maturity period ranging between 30 and 180 days.

(ii)	Includes R$ 9.2 billion (2023: R$ 7.3 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii)	In the Statement of Financial Position, the non-current balance is presented under the heading “other liabilities.”

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

15 Borrowings and debentures

(a) Borrowings and debentures

		Annual stated interest rate (%)	Maturity	2024	2023
Foreign currency
Bonds		Note 15 (c)		43,921	31,980
Loans indexed to SOFR	(i)	1.67	Jan/2025 to Feb/2031	5,261	5,604
Other		5.65	Jan/2025 to Aug/2028	384	58
Transactions costs				(514)	(478)
				49,052	37,164

Local currency
Debentures		Note 15 (d)		3,075	3,910
Loans indexed to IPCA		6.04	Jan/2025 to Jan/2031	291	341
Loans indexed to CDI		1.48	Jan/2025 to Jul/2027	827	830
Other		6.72	Jan/2025 to May/2026	8	19
Transactions costs				(21)	(28)
				4,180	5,072

Foreign currency and local currency
Current liabilities				2,278	2,029
Non-current liabilities				50,954	40,207
Total				53,232	42,236

(i)	Debts indexed to the Security Overnight Financing Rate ("SOFR") include: (a) R$ 2,369 from credit facility contracted by Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem; (b) R$ 599 from Credit facility contracted by Braskem America, secured by Euler Hermes, the German export credit agency; and (c) R$ 103 from credit facility contracted by Braskem with a term of 7 years and guarantee of its own assets.

(b)	Payment schedule

The maturity profile of the long-term borrowings and debentures are as follows:

	2024	2023

2025	-	579
2026	2,082	1,743
2027	2,098	2,208
2028	8,495	6,769
2029	2,139	2,850
2030	9,565	7,527
2031	5,490	4,328
2032	100	105
2033	6,184	4,837
2034	5,256	-
2035 and thereafter	9,545	9,261
Total	50,954	40,207

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated
(c)	Bonds

			Interest
Issuance date		Maturity	(% per year)	2024	2023
Jul-2011 and Jul-2012		Jul-2041	7.125	3,614	2,825
Oct-2017		Jan-2028	4.500	7,417	5,798
Nov-2019		Jan-2030	4.500	9,418	7,364
Nov-2019		Jan-2050	5.875	4,758	3,720
Jul-2020	(i)	Jan-2081	8.500	1,526	3,077
Feb-2023		Feb-2033	7.250	6,364	4,976
Sep-2023		Jan-2031	8.500	5,472	4,220
Oct-2024		Oct-2034	8.000	5,352	-
Total				43,921	31,980

(i)	The bond can be repaid by the Company at par value, for periods of 90 days prior to each interest reset, with the first interest reset taking place in January 2026 and the others every 5 years thereafter. In November 2024, Braskem Holanda Finance completed the tender offer for subordinated notes maturing in 2081, having repurchased the principal amount of R$ 2,075 million of the notes.

Braskem has fully, unconditionally and irrevocably guaranteed the bonds. Except for the bond issued in 2020, the financial guarantees comprise senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default the financial guarantees comprise obligations subordinated to all current or future senior debts of Braskem.

(d)	Debentures

Issuance date		Issuer	Series	Maturity	Annual stated interest rate (%)	2024	2023
Mar-2013	(i)	DAC	Only	Mar-2025	IPCA + 6.00	-	64
Sep-2013	(i)	Cetrel	Only	Sep-2025	126.5% of CDI	-	22
Jan-2022	(ii)	Braskem	1st	Dec-2028	IPCA + 5.54	676	644
Jan-2022	(ii)	Braskem	2nd	Dec-2031	IPCA + 5.57	162	154
May-2022	(iii)	Braskem	1st	May-2029	CDI + 1.75	768	769
May-2022	(iii)	Braskem	2nd	May-2032	CDI + 2.00	248	248
Aug-2022	(iii)	Braskem	Only	Aug-2029	CDI + 1.75	-	787
Nov-2022	(iii)	Braskem	1st	Nov-2029	CDI + 1.70	1,123	1,124
Nov-2022	(iii)	Braskem	2nd	Nov-2032	CDI + 1.95	98	98
						3,075	3,910

(i)	On September 30, 2024, the balances of Cetrel and DAC were written off, as per note 1.

(ii)	Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(iii)	Unsecured debentures. The debentures issued in August 2022 were fully prepaid in April 2024.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

16 Braskem Idesa borrowings

Identification		Maturity	Currency and annual stated interest rate (%)	2024	2023

Bonds
Bond I	(i)	Nov-2029	US dollar exchange variation + 7.45	5,497	4,383
Bond II	(ii)	Feb-2032	US dollar exchange variation + 6.99	7,446	5,936
				12,943	10,319

Others
	(iii)	Oct-2026	US dollar exchange variation + quarterly Term SOFR + 4.25	647	625
	(iv)	Oct-2028	US dollar exchange variation + semiannual Term SOFR + 3.25	1,936	766
				2,583	1,391

Transactions costs				(392)	(460)

Total				15,134	11,250

Current liabilities				857	739
Non-current liabilities				14,277	10,511
Total				15,134	11,250

(i)	Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.
(ii)	Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(iii)	On March 28, 2024, Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 30, 2025. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt, because the waiver did not cover at least 12 months, the entire balance, in the amount of R$ 631, was classified as current liabilities (2023: R$ 502). Braskem Idesa pledged as collateral property, plant and equipment assets and other rights (such as shares and receivables).
(iv)	Financing taken by Terminal Química for the construction of the ethane import terminal in Mexico, in which Braskem committed to provide capital support to cover 50%, if needed, of the obligations of contingent capital contributions within the financing of the Terminal Química, with the other 50% provided by the other shareholder.

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a position of cash and cash equivalents of R$ 1,205 as of December 31, 2024 (2023: R$ 1,562).

The amount of the financings with maturities in the long term are as follows:

	2024	2023

2026	37
2027	11
2028	1,610	466
2029	5,392	4,290
2032	7,227	5,755
Total	14,277	10,511

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

17 Reconciliation of financing activities in the statement of cash flow

			Loan from
			non-controlling
	Borrowings	Braskem Idesa	shareholders
	and debentures	financing	of Braskem Idesa	Lease	Dividends

Balances at December 31, 2023	42,236	11,250	2,490	3,933	16

Issued	5,617	1,094	-	-	-
Payments	(4,994)	(276)	-	(1,004)	(6)
Cash generated (used) in financing activities	623	818	-	(1,004)	(6)

Other changes
Interest paid	(3,017)	(985)	-	(261)	-
Interest and monetary and exchange variations, net	4,275	3,463	(24)	625	-
Others	-	-	72	-	-
New contracts	-	-	-	605	-
Remeasurement	-	-	-	217	-
Disposal	-	-	-	(170)	-
Fair value adjustments of non-controlling subsidiaries	-	-	643	-	-
Dividends-lapse of statute of limitation					(8)
Capital increase of non-controlling subsidiaries			(2,193)
Currency translation adjustments	9,210	588	62	361	-
Loss of control on Cetrel	(95)	-	-	-	-
	10,373	3,066	(1,440)	1,377	(8)

Balances at December 31, 2024	53,232	15,134	1,050	4,306	2

Current	2,278	857	-	1,000	2
Non-current	50,954	14,277	1,050	3,306	-
Total	53,232	15,134	1,050	4,306	2

18 Financial instruments and risk management

18.1 Financial risk management

Overview

The Company approved, together with its board of directors, the financial policy that establishes concepts, criteria and power limits for decisions involving:

• Cash flow and liquidity risk management;

• Counterparty risk management; and

• Foreign exchange, index and interest rate, and commodity risk management.

The main objectives of the Company's financial policy are to ensure:

- Proactive and continuous risk management through anticipation and, when necessary, protection against unfavorable scenarios, in order to protect the Company's results and assets;

- The continuous alignment of the objectives of the teams involved in risk management with the Company's overall objectives;

- The continuous preservation of the Company's financial health;

- The protection of the Company's results and assets against the non-performance of financial obligations assumed by Counterparties;

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

- The efficiency and effectiveness in safeguarding against market risk exposures, currency exposures, and commodity exposures, through the use of financial instruments or by recognizing the presence of natural hedges and the correlations between the prices of different assets and markets, as well as in maintaining the balance between active and passive exposures.

In order to comply with the objectives of the financial policy, management conducts risk management as a continuous process, considering the exposed areas of the business, involving the identification, measurement, follow-up, monitoring, and, if necessary, the definition of limits and appropriate mitigation instruments under the circumstances. In line with risk management policies, every derivative operation must be linked to an effective exposure, without a speculative character.

18.2 Classification of financial instruments

Transactions in financial instruments are recognized on the date the Company becomes a party to the contractual provisions of the instrument and end when they expire, are settled, received, or their risks and benefits are substantially transferred.

Financial assets are initially recognized at fair value, which corresponds to the transaction price, and are subsequently measured based on the management model of these assets by the management, as follows:

I. Amortized cost – This category includes items in which the business model is to hold the financial assets to collect contractual cash flows and are consistent with a basic financial arrangement, meaning the receipt of principal and interest that significantly represent the value of money over time and credit risk, being adjusted for the effective interest rate of the transaction. Net gains and losses with instruments in this category are shown in the statement of profit or loss for the year and arise from the adjustment of balances at their effective rate. In this category, the initial transaction costs that are attributable are included in the initial recognition of the assets. Assets measured at amortized cost may have their values reduced due to impairment.

II. Fair value through other comprehensive income (“FVOCI”) – This category includes financial assets whose business model is fulfilled both by receiving contractual cash flows, as well as by measuring them at amortized cost, and by selling the assets at opportune moments. Gains and losses from the assets in this category arise from the measurement at fair value of assets that are recorded in other comprehensive income. These assets are adjusted for the effective rate and may incur losses due to impairment, both recorded in the statement of profit or loss for the year in which they occur.

III. Fair value through profit or loss (“FVTPL”) - This category includes other financial assets that do not meet the criteria of the above two categories. Alternatively, by management's designation, the asset may be measured at FVTPL if it eliminates or reduces measurement inconsistency. Gains and losses are recorded in the statement of profit or loss for the year.

The Company's financial liabilities, except for derivatives and energy future contracts, are all subsequently recognized using the amortized cost method.

There were no changes in management's business model for existing financial instruments that might require a change in the subsequent measurement method.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

All transactions with financial instruments, including derivatives, are recognized in the financial statements and classified into the following categories:

	Note	2024	2023

Assets
Amortized cost
Cash and cash equivalents	4	5,971	5,339
Trade accounts receivable	6	3,516	2,910
Other assets		474	444

Fair value through profit or loss
Derivatives	18.7	34	33
Cash equivalents	4	9,015	8,848
Financial investments	5	1,832	4,974
Energy future agreements	18.7	89	112

Fair value through other comprehensive income
Trade accounts receivable		46	-

Fair value of hedge accounting instruments
Derivatives	18.7	49	202

Liabilities
Amortized cost
Trade payables	14	16,963	13,221
Borrowings and debentures	15	53,767	42,743
Braskem Idesa borrowings	16	15,526	11,710
Loan from non-controlling shareholders of Braskem Idesa	9 (a)	1,050	2,490
Leniency agreement	21	636	1,016
Other liabilities		1,673	2,635

Fair value through profit or loss
Derivatives	18.7	49	92
Energy future agreements	18.7	108	107

Fair value of hedge accounting instruments
Derivatives	18.7	156	-

Except for loans, financing and debentures whose fair values were disclosed in the note below, the carrying amount of the other financial instruments represents a reasonable approximation of their fair value.

18.3 Fair value hierarchy

The Company classifies part of its financial instruments as carried at fair value and, depending on the inputs used in their measurement, such instruments can be classified into 3 levels of hierarchy. Level 1 indicates a value based on quoted prices for identical assets and liabilities, without any adjustments. Level 2 involves inputs from pricing models or the use of available prices for similar assets and liabilities. Level 3 involves pricing through a model based on data not available in the market.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Management's accounting policy on transfers between levels of the fair value hierarchy stipulates that the inputs used for fair value measurement must be assessed at the end of each reporting period. Based on the sensitivity, importance and source of information, it is determined which level of the fair value hierarchy the evaluated financial instrument is in, and the transfer is made on the date of the measurement of fair values.

As of December 31, 2024, there were no changes or reclassification of financial instruments among the levels of the fair value hierarchy; furthermore, the Company does not have any instruments in the level 3 category.

The fair value of the financial instruments measured at the end of the year is shown below:

	Level 1	Level 2	Total

Assets
Cash equivalents	-	9,015	9,015
Financial investments	-	1,832	1,832
Trade accounts receivable	-	46	46
Derivatives	-	83	83
Energy future agreements	-	89	89

Liabilities
Derivatives	-	205	205
Energy future agreements	-	108	108

Financing
Foreign currency - Bonds	39,082	-	39,082
Foreign currency - Others	-	4,052	4,052
Local currency	-	1,051	1,051
Debentures	2,132	528	2,660

Braskem Idesa financing
Bond	9,882	-	9,882
Others	-	1,589	1,589

The Company uses the following evaluation techniques in measuring the fair value of its financial instruments:

Financial assets classified as FVTPL or FVOCI: They are valued through inputs obtained from sources that reflect the most current observable market prices, such as CDI rate.

Energy futures contracts: The fair value of these financial instruments is estimated based on the present value of the cash flows of the contracts and has as its main assumptions the future price of energy obtained through the forward curve of the price (DCIDE), and the rate used for discounting to present value is the future curve of the CDI rate obtained through Brasil, Bolsa, Balcão (“B3”).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Derivative financial instruments: fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option.

Financial liabilities related to loans, financing and debentures: To determine the fair value of instruments traded in the secondary market, such as bonds and debentures, the closing market prices on the reporting date were used and, therefore, are classified at level 1 of the fair value hierarchy. In determining the fair value of other financial liabilities, the Company estimates the present value of future contractual cash flows, based on observable market rates at the reporting date, including for similar instruments, also taking into account the currency of each instrument.

The evaluation techniques used in the measurement of fair value in the current year are consistent with those used in the comparative financial statements.

18.4 Capital management

The Company’s policy is to maintain capital management to ensure the continuity and development of its business and to maintain the trust of investors, creditors and the general market. This composition meets the Company’s policy of providing a consistent return to shareholders and other stakeholders. This structure also allows borrowing costs to maximize shareholder remuneration. As of December 31, 2024 and 2023, the Company’s capital structure was as follows:

Capital structure	2024	2023
Equity attributable to the Company's shareholders	(4,278)	3,279
Equity attributable to Braskem Idesa	497	(4,412)
Equity attributable to the Company's shareholders	(4,775)	7,691

Third-party capital	105,853	88,462
Third-party capital - Braskem Idesa	22,738	24,414
Total third-party capital	83,115	64,048

Total	78,340	71,739

The Company reported negative equity due to the losses with the exchange rate depreciation, which has no immediate cash effect, as detailed in note 1.

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

18.5 Liquidity risk management

The financial risk management policy stipulates that, concerning liquidity risk, the Company must ensure the continuous fulfillment of its financial obligations by:

1.	Measuring and maintaining a minimum cash balance ("minimum cash availability");
2.	Allocating this balance in financial investments; and
3.	Obtaining new financing, refinancing, and working capital, exchange, and guarantee instruments.

The Company's minimum cash is defined as the lowest level of cash capable of honoring the disbursement commitments foreseen for a given period, assuming limitations in the inflow of financial resources (absence of financing sources) and operational resources (scenario of economic crisis and recession).

The Company consistently monitors qualitative criteria to anticipate market trends by analyzing the market, assessing liquidity expectations, evaluating crises and volatility, and comparing the market with global competitors.

The financial assets that address liquidity risk are the resources held in cash and cash equivalents and financial investments and are readily available due to high liquidity. In addition, the Company depends on the receipt and prepayment of accounts receivable for cash management. See note 6 for more information on the prepayment of receivables.

In line with its commitment to maintaining financial liquidity, the Company maintains an international stand-by credit facility in the amount of R$ 6.2 billion (US$ 1 billion), maturing in November of 2026. This credit line may be used without restrictions to improve the Company’s credit liquidity or in the event of deterioration in the macroeconomic scenario. As of December 31, 2024, this new credit line had not been used.

Braskem's financial liabilities, by maturity, are shown in the table below. These amounts are calculated from the undiscounted cash flows and therefore cannot be reconciled with the statement of financial position amounts.

	Until		Between one		Between two		More than
	one year		and two years		and five years		five years	Total

Trade payables	17,184	-	80	-	-	-	-	17,264
Borrowings and debentures	2,357		2,467		16,125		68,357	89,306
Braskem Idesa borrowings	993		229		9,637		10,939	21,798
Derivatives	827		22		75		18	942
Loan from non-controlling shareholder of Braskem Idesa	-		-		-		1,975	1,975
Leniency agreement	38		122		836		-	996
Lease	1,160		996		1,623		1,596	5,375
At December 31, 2024	22,559		3,916		28,296		82,885	137,656

Interest discounted to present value	(1,289)		(846)		(13,698)		(30,189)	(46,022)

Carrying amount	21,270		3,070		14,598		52,696	91,634

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

18.6 Counterparty risk management

It refers to the possibility of counterparties failing to fulfill their commitments in a transaction with the Company.

The transactions that subject the Company to the concentration of credit risks are mainly in bank checking accounts, financial investments, and trade accounts receivable in which the Company is exposed to the risk of the financial institution or customer involved.

Counterparty risk - Financial institutions

In defining counterparties for active financial operations, including derivatives, the criteria for classifying the counterparty's credit risk by a specialized agency should be observed. This involves using the local long-term rating for Brazilian institutions and the global rating for international institutions, as well as considering the concentration of exposure to the counterparty.

The Company accepts as counterparties financial institutions and issuers of securities that meet the minimum rating below:

Rating agency	Local minimum rating	Global minimum rating
Fitch Ratings	A+	BBB-
Standard & Poor's	A+	BBB-

Other agencies that have an equivalent reputation may be considered in the risk management process. In addition to the minimum rating, the Company also considers, as main criteria, the exposure by institution concentration, exposure relative to the counterparty's equity, and exposure by category of rating and Credit Default Swap ("CDS") of counterparties. The carrying amount of financial assets with exposure to counterparty risk with financial institutions is presented below:

	2024	2023
Cash and cash equivalents	14,986	14,187
Financial investments	1,832	4,974
Derivatives - assets	83	235
Derivatives - liabilities	205	92

The derivative financial instruments obtained and held on December 31, 2024 were executed both on internationally recognized and regulated stock exchanges and in the over-the-counter market, with major financial counterparties, under the framework of global derivatives contracts, either in Brazil or abroad. To measure the credit risk of the parties involved in derivative instruments, the Company uses Credit Valuation Adjustment (“CVA”) or Debt Valuation Adjustment (“DVA”) models, applied flow by flow on the fair value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

The exposure classified by credit risk rating of the cash and cash equivalents and financial investments is presented below:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

			2024			2023
	Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk classification
AAA	4,656	7,482	12,138	11,438	2,493	13,931
AA+	153	-	153	140	-	140
AA	190	-	190	130	-	130
AA-	125	-	125	249	-	249
A+	-	2,849	2,849	1	3,072	3,073
A	232	678	910	32	506	538
A-	7	233	240	4	815	819
BBB	-	1	1	-	49	49
	5,363	11,243	16,606	11,994	6,935	18,929
Financial assets without risk classification
Other financial assets with no risk assessment (i)	212	-	212	149	83	232

	212	-	212	149	83	232

Total	5,575	11,243	16,818	12,143	7,018	19,161

(i)	Investments approved by the Management, in accordance with the Financial Policy.

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

Counterparty risk - Trade accounts receivable

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

The quantitative analysis represents the financial component for calculation of the client credit risk. The variables financial score and probability of insolvency are considered, calculated via statistical modeling. The Company also considers other elements within the risk assessment matrix, such as history of timeliness of payments, country risk, credit analysis of the business group, and guarantees to mitigate risk, such as sureties, letters of credit, insurance, fiduciary sale, among others.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

After credit risk assessment, a risk rating by client is assigned, varying from minimal to very high risk; then this information is used in the management of the Company’s receivables and loss estimate.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings that represent Company’s total exposure was as follows:

		(%)
	2024	2023
Minimal risk	70.27	65.62
Low risk	16.60	19.33
Medium risk	8.49	6.37
High risk	4.51	8.28
Very high risk (i)	0.14	0.40

(i)	Clients in this group that are still active purchase from Company and pay in advance.

For the export market, approximately 92% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 23% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

Management considers on default the counterparty that does not pay its debts when due.

The exposure to credit risk of the counterparties in total amounts refers to the trade accounts receivable amounts identified in Note 6.

18.7 Market risk

The Company, in the normal course of its operations, is exposed to a variety of market risks, mainly related to fluctuations in exchange rates, interest rates and commodity prices, which may affect its current and future cash flows.

To mitigate these risks, the Company follows procedures set forth in its financial risk management policy, which aims to identify and monitor exposures, implement actions to protect the organization's results against market volatility, and conduct an organized risk management process.

As of December 31, 2024, the Company has contracted the following derivative financial instruments, which are used in managing market risk protection:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Instrument	Market risk	Exposure	Protection	Notional	Balance at 2023	Change in fair value	Financial settlement	Balance at 2024

Non-hedge accounting transactions

Future contract	Commodities price	Gasoline	Naphtha	(45)	(3)	26	(32)	(9)
Swap - Terminal Química	Interest rate	SOFR variable	SOFR fixed	(24)	62	(40)	2	24
Energy future agreements	Energy price	Energy		(77)	(6)	25	-	19
					53	11	(30)	34

Hedge accounting transactions

Put and call options	Foreign exchange	R$	US$	5,358	(37)	171	(1)	132
Swap CRA	US$ and fixed rate	R$	US$ and fixed rate	742	(129)	64	15	(49)
Swap CDI dollar	US$ and fixed rate	R$	US$ and fixed rate	127	(36)	43	17	24
					(201)	277	30	106

Asset
Current asset					137			73
Non-current asset					210			99
Total					347		-	172

Liabilities
Current liabilities					58			212
Non-current liabilities					141			101
Total					199		-	313
Balance - liabilities - assets					(148)			141

Index and interest rate risk management

In the normal course of operations, the Company may incur mismatches of indices and interest rates in the domestic and/or international market, such as SELIC, CDI, IPCA, SOFR, fixed rates, among others, affecting its active and passive financial transactions.

This type of mismatch and its potential economic and financial impact stem from internal factors within the Company, such as engaging in financial operations with varying terms and benchmarks, as well as external factors like fluctuations in interest rates and indices.

The Company's financial policy aims to manage internal factors and, as much as possible, anticipate the consequences of external factors.

The control of potential exposures, both in the short term and long term, aims to enhance the predictability of Braskem's cash flow.

The strategy in managing index and interest rate risk involves selecting financial investments for investing the Company's available funds with indices and interest rates consistent with the passive exposure.

Exposure to index and interest rate risk are listed below:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

								2024								2023
	CDI		IPCA		SOFR		Fixed	Total	CDI		IPCA		SOFR		Fixed	Total
Cash, equivalents and financial investments	5,259	-	-	-	-	-	11,559	16,818	12,007	-	-	-	-	-	7,154	19,161
Derivatives	24	-	49	-	24	-	-	97	577	-	808	-	13	-	-	1,398
Leniency agreement	636	-	-	-	-	-	-	636	1,016	-	-	-	-	-	-	1,016
Borrowings and debentures	3,064	-	1,129	-	5,261		44,313	53,767	3,877	-	1,203	-	5,604	-	32,058	42,742
Braskem Idesa borrowings	-	-	-	-	2,583	-	12,943	15,526	-	-	-	-	1,391	-	10,319	11,710

Commodity price risk management

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

The Company actively manages pricing periods and indexers, considering the following exposure allocation conditions: (i) always observing the market conditions associated with the profile of indexes and the Company's operating dynamics; (ii) in case of transactions for exchange of international references, indexes associated with the petrochemical markets are considered; and (iii) not increasing the risk associated with its margin by fixing only the price of Braskem’s own operating chain (raw materials or finished products).

In order to manage the Risk associated with commodity price, the Company may either (i) adopt negotiation measures with suppliers or clients or (ii) contracts derivative transactions, which should always respect the volumes associated with the identified exposures, not generating financial leverage.

Foreign exchange risk management

Given the dynamics of the international petrochemical market, where prices are frequently tied to international benchmarks denominated in US dollar, the Company's sales are closely correlated with the US dollar.

The Company's exposure arises from financial instruments in foreign currency, such as payables to suppliers and accounts receivable, usually associated with working capital, and are short-term exposures.

Foreign exchange risks also arise from long-term exposures, such as exposure to fixed costs, net debt, future investments and highly probable future sales.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

The main objectives in managing foreign exchange risk are:

• Identifying the origin and behavior of each type of risk;

• Defining quantitative controls and qualitative monitoring of exposure;

• Defining mechanisms to mitigate exchange rate risk; and

• Defining the exposure limits and approval authorities.

In order to manage such risks, management has mechanisms provided for in its policy, such as short-term exposure evaluated through the net balance of operating cash flow and debts whose mitigation occurs through economic hedge operations and maintenance of the need for cash per currency for commitments.

For long-term exposure, the Company continuously evaluates the net position of its assets and liabilities in foreign currency, monitors and maintains appropriate levels of debt in foreign currency since part of the future revenue is also generated in foreign currencies, engages in foreign exchange hedge operations through Non Deliverable Forward, options, or swaps, and as part of exchange rate risk management, may formally designate a hedge accounting relationship using derivatives and non-derivative financial instruments, when it is expected that such application will provide a significant improvement in demonstrating the compensatory effect on the variations of the items that are subject to hedge.

The Company's financial assets and liabilities denominated in foreign currency exposed to exchange rate risk are:

					2024					2023
	US$	EUR	MXN	Other currencies	Total	US$	EUR	MXN	Other currencies	Total
Assets
Cash, cash equivalents and financial investments	10,757	272	412	117	11,558	6,421	225	474	35	7,155
Trade accounts receivables	1,626	13	-	87	1,726	1,760	12	-	36	1,808
	12,383	285	412	204	13,284	8,181	237	474	71	8,963
Liabilities
Trade payables	12,646	248	224	10	13,128	9,643	187	163	-	9,993
Borrowings	49,497	70	-	-	49,567	37,584	58	-	-	37,642
Braskem Idesa borrowings	15,527				15,527	11,709				11,709
Loan from non-controlling shareholders of Braskem Idesa	1,050	-	-	-	1,050	2,490	-	-	-	2,490
	78,720	318	224	10	79,272	61,426	245	163	-	61,834
Net exposure	(66,336)	(33)	188	194	(65,988)	(53,244)	(9)	311	71	(52,872)

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

18.8 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On December 31, 2024, the main risks that can affect the value of Company’s financial instruments are:

• IPCA inflation rate;

• Selic and CDI interest rates;

• SOFR interest rate;

• commodity price;

• US$/R$ exchange rate; and

• Euro/R$ exchange rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rate that could be directly influenced by it.

(a)	Selection of scenarios

The Focus Market Readout published by BACEN was used to create the probable scenario for the US$-R$/Euro-R$ exchange rate, the Selic/CDI interest rate and the IPCA interest rate as of December 31, 2024.

According to the Market Readout, at the end of 2024, US$1 will remain at approximately R$ 5.96, while the Selic rate should reach 14.75% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the SOFR rate, the projection of the U.S. Federal Reserve for the Federal Funds rate was used, which was published in December 2024, in comparison with the current level of the Federal Funds rate on December 31, 2024.

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

(b)	Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date December 31, 2024. Given the instability in the

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

current economic scenario caused by the global effects resulting from geopolitical conflicts, monetary tightening to combat global inflationary pressures and their macroeconomic developments, interest rates and foreign exchange rates are affected frequently. The Company’s gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

				Gain (losses)
	Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity	as of Dec. 2024	(US$ x R$ 5,96)	(US$ x R$ 6,95)	(US$ x R$ 8,46)

Brazilian real / U.S dollar exchange rate
Cash, cash equivalents and financial investments	10,757	(404)	1,312	3,936
Borrowings	65,024	2,437	(7,917)	(23,750)
Trade payables	12,646	474	(1,541)	(4,624)
Derivatives	1,127	389	(279)	(1,495)
Loan from non-controlling shareholders	1,050	39	(128)	(384)
of Braskem Idesa
Trade accounts receivables	1,626	(61)	198	511

		(EUR x R$ 7,14)	(EUR x R$ 7,19)	(EUR x R$ 8,69)

Brazilian real / Euro exchange rate
Cash, cash equivalents and financial investments	272	30	32	95
Trade payables	248	(27)	(29)	(87)
Borrowings	70	(8)	(8)	(24)

		(MXN x R$ 0,31)	(MXN x R$ 0,34)	(MXN x R$ 0,41)

Brazilian real / Mexican peso exchange rate
Cash, cash equivalents and financial investments	412	-	47	141
Trade payables	224	-	(26)	(77)

		14,75%	15,22%	21,15%

CDI interest rate
Cash, cash equivalents and financial investments	5,259	117	135	417
Borrowings indexed to CDI	3,064	(383)	(396)	(1,558)
Leniency agreement	636	(37)	(44)	(138)

		4,9%	6,91%	11,07%

IPCA interest rate
Borrowings indexed to IPCA	1,129	(5)	(159)	(521)
Derivatives	826	858	964	1,296

		3,81%	8,72%	17,54%

SOFR interest rate
Borrowings indexed to SOFR	7,844	101	(906)	(2,718)

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

18.9 Cash flow hedge of future exports

The Company designates certain derivative and non-derivative financial instruments as hedging instruments to protect against cash flow variability. Cash flow hedges are intended to protect against exposure to cash flow variability that is attributable to foreign exchange risk associated with highly probable future sales.

At the beginning of the designated hedge accounting relationships, the Company documents the risk management objective and strategy and formally identifies the hedge instrument and the hedged item.

The Company manages the foreign exchange risks within the hedge relationship and documents the economic connection between the hedge instrument and the hedged item.

Assessing the economic relationship consists of determining whether there is an expectation that changes in cash flows of the hedge item and the hedge instrument will offset each other, i.e., whether the hedging strategy is effective. The hedge ratio determined by the Company is the balance between the positions and maturities of the instrument and the hedged item, aiming for a well-calibrated ratio in order to reflect in the financial statements the economic effects of the hedging activity.

Potential sources of ineffectiveness may include different maturities between the instrument and the hedged item and the hedge ratio.

If the economic relationship no longer satisfies the criteria for hedge accounting, or if the hedge instrument expires, is sold, terminated, or exercised, then hedge accounting is prospectively discontinued. When cash flow hedge accounting is discontinued, the hedged amount accumulated in equity remains there until it is reclassified to profit or loss as the hedged item impacts profit or loss. If the transactions related to the object, which were previously classified as highly probable, are no longer considered probable, the balances of the instrument's fair value that have been accumulated in other comprehensive income are immediately reclassified to profit or loss.

As the items subject to hedge affect profit or loss, the effective portion of the hedging strategy accumulated in the hedge reserve is reclassified to profit or loss at the same time the object is recognized.

Below is the breakdown of the hedge accounting strategy and the positions of the designated and recognized instruments in the year:

Derivatives designated for hedge accounting – Braskem S.A.

(i) US$ call and put option

As of December 31, 2024, the Company holds a total notional amount of put options of R$ 5.36 billion (US$1.14billion), with an average strike price of 4.51 R$/US$ and notional amount of call options of R$ 5.36 billion (US$ 0.79 billion), with an average strike price of 6.81 R$/US$. The operations have a maximum term of 18 months.

US dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the maturity months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

(ii) US$ Swap CDI Dollar

In 2018, the Company contracted foreign exchange derivative operations (“swaps”) in the aggregate amount of R$ 1.27 billion, with annual maturities between January 2019 and January 2025, changing the variation of CDI for the variation of US dollar. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in R$/US$ price.

Accordingly, the fair value adjustment of the effective portion of the hedge is recognized under shareholders equity in OCI and is recognized in the financial result upon the maturity of each installment.

(iii) US$ Swap – CRA

In 2022, the Company contracted foreign exchange derivative operations (“swaps”) with semiannual maturities for the next 10 years as from March 2022, changing the variation of IPCA for the variation of US dollar. These operations were designated for cash flow hedge accounting, in which the hedge instruments are foreign exchange derivatives, and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate.

Accordingly, the fair value adjustment in the effective hedge portion will be recorded in equity, under OCI and recognized in financial result upon the realization of each hedge objects.

Identification	Total nominal	Hedge	Maturity	Fair value, net
	value R$	(Interest rate per year)		2024	2023
Swaps CRA	600,218	3.54%	Dec-2028	41	98
Swaps CRA	141,298	3.37%	Dec-2031	8	30
Total	741,516			49	128

Future exports in US$ Braskem S.A.

Below is the breakdown of the instruments designated for hedge accounting at Braskem S.A., with the details of each operation and the accounting balance for the year:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

					Hedge instruments – US$
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in R$	Balance at 2023	Designated hedge instrument	Hedging instruments carried out	Hedge instruments discontinued	Balance at 2024
2013	Financial liabilities in US$	6,757	2016 / 2017 / 2018 / 2019 / 2020 / 2021 / 2022 / 2023 / 2024	2.002	175	-	(175)	-	-
2017	Financial liabilities in US$	1,250	2028	3.169	1,250	-	-	-	1,250
2019	Financial liabilities in US$	2,200	2025 / 2030 / 2031 / 2032	3.922	2,200	-	-	(400)	1,800
2020	Financial liabilities in US$	600	2032	4.021	400	-	-	-	400
2021	Financial liabilities in US$	400	2025	5.583	400	-	-	-	400
2022	Financial liabilities in US$	500	2029	5.179	500	-	-	-	500
2023	Financial liabilities in US$	400	2033	5.008	400	-	-	-	400
2024	Financial liabilities in US$	400	2033	5.778		400	-	-	400

				Total	5,325	400	(175)	(400)	5,150

					Hedge instruments – R$
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in R$	Balance at 2023	Designated hedge instrument	Hedging instruments carried out	Hedge instruments discontinued	Balance at 2024
2013	Financial liabilities in US$	41,843	2016 / 2017 / 2018 / 2019 / 2020 / 2021 / 2022 / 2023 / 2024	2.002	1,084	-	(1,084)	-
2017	Financial liabilities in US$	7,740	2028	3.169	7,740	-	-	-	7,740
2019	Financial liabilities in US$	13,623	2025 / 2030 / 2031 / 2032	3.922	13,623	-	-	(2,477)	11,146
2020	Financial liabilities in US$	3,715	2032	4.021	2,477	-	-	-	2,477
2021	Financial liabilities in US$	2,477	2025	5.583	2,477	-	-	-	2,477
2022	Financial liabilities in US$	3,096	2029	5.179	3,096	-	-	-	3,096
2023	Financial liabilities in US$	2,477	2033	5.008	2,477	-	-	-	2,477
2024	Financial liabilities in US$	2,477	2033	5.778	-	2,477	-	-	2,477

				Total	32,974	2,477	(1,084)	(2,477)	31,890

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

The balances included in the hedge reserves and their changes during the year are presented below:

		Other comprehensive income in the year
Designation year	Balance at 2023	Exchange variation in the year	Hedge reserve carried out	Balance at 2024
2013	(2,318)	-	2,318	-
2017	(2,091)	(1,689)	-	(3,779)
2019	(1,963)	(2,796)	-	(4,758)
2020	(567)	(540)	-	(1,108)
2021	297	(540)	-	(244)
2022	169	(676)	-	(507)
2023	67	(540)	-	(474)
2024	-	(166)	-	(166)
Total	(6,407)	(6,947)	2,318	(11,036)

Income taxes	2,178	2,363	(788)	3,752

Hedge reserve net of income tax	(4,228)	(4,584)	1,530	(7,284)

Hedge reserve for designated instruments	(2,868)			(6,616)
Hedge reserve for discontinued instruments	(1,360)			(668)

The Company considers exports until 2034 as highly probable, based on the following factors:

• Over the past 5 years, Braskem exported an average R$ 14.2 billion (US$ 2.3 billion) per year. Hedged exports represent approximately 30% of the export flows planned by the Company;

• The exports of the Company are not sporadic or occasional but constitute an integral part of its strategy and of the petrochemical business, in which competition is global. Several of the products produced by the Company are primarily and recurrently intended for export.

• The highly probable transactions and their realization period coincide with the periods of the Company's projections used in the evaluation of continuity, impairment and realization of deferred taxes.

The expected realization flow of the hedge reserves is as follows:

Year	US$	R$
2025	400	244
2028	1,250	3,779
2029	500	507
2030	800	1,771
2031	800	1,771
2032	600	1,311
2033	800	640

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Effectiveness tests were conducted, and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Brazilian real.

Future exports in US$ - Braskem Idesa

Below is the breakdown of the instruments designated for hedge accounting at Braskem Idesa, with the details of each operation and the balance for the year:

					Hedge instrument – US$
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in MXN	Balance at 2023	Hedge instruments carried out	Balance at 2024
2019	Financial liabilities in US$	900	2026 a 2029	19.611	900	-	900
2021	Financial liabilities in US$	1,350	2023 a 2031	20.359	1,327	(22)	1,305

				Total	2,227	(22)	2,205

					Hedge instrument – R$
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in MXN	Balance at 2023	Hedge instruments carried out	Balance at 2024
2019	Financial liabilities in US$	5,573	2026 a 2029	19.611	5,573	-	5,573
2021	Financial liabilities in US$	8,360	2023 a 2031	20.359	8,217	(136)	8,081

				Total	13,790	(136)	13,654

The balances included in the hedge reserves and their changes during the year are presented below:

		Other comprehensive income in the year
Designation year	Balance at 2023	Exchange variation in the year	Hedge reserve carried out	Balance at 2024
2014, 2015, 2019, 2021	1,031	(2,192)	669	(492)
Income tax	(309)	658	(201)	147
Hedge reserve net of income tax	722	(1,534)	468	(344)

Effectiveness tests were conducted, and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Mexican peso.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

19 Taxes payable

	2024	2023
Brazil
IPI	78	66
ICMS	494	227
PIS and COFINS	24	29
Other	3	9

Other countries
Value-added tax	122	119
Tax on financial income	168	143
Total	889	593

Current liabilities	625	387
Non-current liabilities	264	206
Total	889	593

20 Income taxes

Income taxes comprise current and deferred taxes. It is recognized in profit or loss except to the extent that it relates to items directly recognized in other comprehensive income (loss).

20.1	Current income taxes

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

As of December 31, 2024, the amount of income tax and social contribution presented in the current assets is R$ 782 (2023: R$ 428) and in non-current assets, the amount is R$ 295 as of December 31, 2024 (2023: R$ 292).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

(a) Reconciliation of effective tax rate

	Note	2024	2023	2022

(Loss) profit before income taxes		(17,733)	(6,192)	47

Income taxes at the rate of 34%		6,029	2,105	(16)
		-	-	-
Permanent adjustments to the income taxes calculation basis		-	-	-
Income taxes on equity in results of investees		(7)	2	12
Thin capitalization		(1,154)	(613)	(360)
Tax effects on gain on the sale of subsidiary Cetrel	1	144
Reduction of tax loss				(892)
Difference of rate applicable to each country		914	770	1,030
Taxes on dividends distribution			(836)	(455)
International Tax Reform - Pilar Two	22(d)	(197)
Other permanent adjustments		(48)	(126)	(187)

Effect of income taxes on results of operations		5,681	1,302	(868)

Current income taxes expense		(613)	(191)	(1,004)
Current income tax - Pilar Two		(197)
Deferred income taxes benefit		6,491	1,493	136
Total		5,681	1,302	(868)

Effective rate		32.0%	21.0%	1846.8%

20.2	Deferred income taxes

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

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

Deferred tax assets and liabilities are offset only if certain criteria are met.

(a)	Changes in deferred tax balances

Assets	At December 31,2022	Impact on the P&L	Other comprehensive income	At December 31,2023	Impact on the P&L	Other comprehensive income	At December 31,2024
Tax losses	2,398	1,487		3,885	3,534		7,419
Exchange variations	3,343	674	(1,948)	2,069	2,429	2,120	6,618
Provisions	4,566	(652)	8	3,922	971	(3)	4,890
Lease	1,197	429	0	1,626	94	0	1,720
Tax credits	698	83	0	781	23	0	804
Other	119	31	0	150	(25)	0	125
	12,321	2,052	(1,940)	12,433	7,026	2,117	21,576

Liabilities
Amortization of goodwill	722	(1)	0	721	(5)	0	716
Tax depreciation	4,052	4	0	4,056	625	0	4,681
PIS and COFINS credit - exclusion of ICMS from the calculation basis	189	0	0	189	1	0	190
Provisions	420	315	16	751	287	0	1,038
Right of use of assets	1,116	477	0	1,593	(47)	0	1,546
Present value adjustment and amortized cost	424	(228)	(2)	194	94	364	652
Amortization of fair value adjustments on the assets from the acquisition of Braskem Qpar	186	(37)	(34)	115	47	0	162
Other	6	29	13	48	(467)	435	16
	7,115	559	(7)	7,667	535	799	9,001

Net	5,206	1,493	(1,933)	4,766	6,491	1,318	12,575

Presentation in the statement of financial position:
Non-current assets	6,359			6,443			13,882
(-) Non-current liabilities	1,153			1,677			1,307

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

(b)	Offset for the purpose of presentation in the consolidated statement of financial position

	2024			2023
	Deferred tax assets	Deferred tax liabilities	Balance	Deferred tax assets	Deferred tax liabilities	Balance

Braskem	16,315	(4,047)	12,268	9,590	(3,744)	5,846
Braskem Argentina	-	-	-	-	(6)	(6)
Braskem America	494	(1,767)	(1,273)	390	(1,364)	(974)
Braskem Europe	24	(17)	7	24	(15)	9
Braskem Green	-	(24)	(24)	-	-	-
Braskem Holanda	355	(195)	160	91	12	103
Braskem Idesa	3,612	(2,284)	1,328	1,840	(2,531)	(691)
Braskem Mexico Serviços	14	-	14	59	-	59
Braskem Mexico	657	(654)	3	333	-	333
B&TC	-	(10)	(10)	4	(8)	(4)
BTS	-	-	-	-	-	-
Cetrel	-	-	-	34	(4)	30
DAC	-	-	-	25	(2)	23
ER Plastic	5	-	5	-	-	-
Terminal Quimica	56	-	56	13	-	13
Voqen	16	-	16	-	(2)	(2)
Wise	28	(3)	25	30	(3)	27
	21,576	(9,001)	12,575	12,433	(7,667)	4,766

Deferred tax assets			13,882			6,443
Deferred tax liabilities			(1,307)			(1,677)
Balance			12,575			4,766

(c)	Realization of tax losses

There were no events indicating that the carrying amount exceeds its recoverable amount as of December 31, 2024 and 2023.

(d)	International Tax Reform - Pillar two model rules

The Company is within the scope of the International Tax Reform – Pillar Two Model Rules and operates in the Netherlands and Germany, where the legislation has been effective since January 1, 2024. However, the Company only recorded an additional expense in the Netherlands in the amount of R$ 197 (2023: R$ 0), where its effective tax rate is less than 15%.

On December 30, 2024, Brazil enacted new tax legislation to implement a supplementary national minimum tax, which has become effective from January 1, 2025. However, the Company does not currently expect material impacts in this jurisdiction.

The Company applied mandatory temporary exemption to the recognition of deferred taxes for the impacts of the complementary tax rate.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

21 Sundry provisions

	2024	2023
Leniency agreements	636	1,016
Provision for environmental damages	1,042	928
Provision for customers rebates	201	161
Other	92	120
Total	1,971	2,225

Current liabilities	619	1,282
Non-current liabilities	1,352	943
Total	1,971	2,225

(a) Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (Ministério Público Federal, hereinafter “MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of R$ 3.1 billion (US$957, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (Controladoria-Geral da União, hereinafter “CGU”) and the Office of the Attorney General (Advocacia-Geral da União, hereinafter “AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$ 410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. Therefore, no additional payments are expected to be made by the Company. Since 2016, The Company has paid R$ 3,405, distributed as shown below:

	AGU
Agreements signed with:	CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total
Amounts paid	1,213	297	407	1,282	206	3,405

(i)	U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“SEC”).

In August 2023, the Company was notified by CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship.

In February 2024, a decision was rendered by the Federal Supreme Court, within the scope of the Action against the Violation of a Constitutional Fundamental Right (“ADPF”) No. 1051, determining the renegotiation of leniency agreements. On December 19, 2024, the Company entered into an Amendment to the Leniency Agreement to adjust the payment schedule and other obligations and conditions, as outlined below:

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

(i)	2025: R$ 35
(ii)	2026: R$ 35
(iii)	2027: R$ 55
(iv)	2028, 2029 and 2030: installments of R$ 158 each.

The CGU/AGU Amendment will be submitted for approval by the Federal Supreme Court (STF), in the ADPF records.

As a result from the renegotiation the Company has written-off an amount of R$ 112 from the provision.

On December 31, 2024, the balance is R$ 636, with R$ 85 recorded under current liabilities and R$ 551 under non-current liabilities.

(b)	Provision for environmental damages

The provision for environmental damages is estimated based on current legal and constructive obligations, technology, price levels and expected remediation plans.

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

The Company operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses have been incurred over several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that the Company reevaluate its potential exposure related to environmental matters.

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

As of December 31, 2024, the amount recorded in current liabilities is R$ 287 (2023: R$ 99) and in non-current liabilities is R$ 755 (2023: R$ 829).

(c)	Rebates

Certain sales agreements entered by the Company provide product rebates if certain sales volumes are achieved within the year, six-month period or three-month period, depending on the terms of each agreement. The rebate is recognized monthly as an accrual, reducing net revenue, based on the assumption that the minimum contractual amount will be met.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

(d)	Changes in provisions

		Recovery of
	Leniency	environmental
	agreements	damages	Rebate	Other	Total

At December 31, 2022	903	1,120	127	130	2,280

Additions, monetary adjustments and exchange variation	113	108	155	8	384
Write-offs through usage and payments	-	(300)	(121)	(18)	(439)

At December 31, 2023	1,016	928	161	120	2,225

Additions, monetary adjustments and exchange variation	1	360	217	19	597
Write-off due to sale of investments in subsidiaries	-	(41)	-	-	(41)
Write-offs through usage and payments	(269)	(205)	(177)	(47)	(698)
Write-offs through negotiation	(112)				(112)

At December 31, 2024	636	1,042	201	92	1,971

22 Provisions for legal proceedings and contingent liabilities

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. The Management, based on its assessment and that of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable chance of loss: Present obligation for which a probable outflow of resources will be required to settle the obligation. For these claims, a provision is recognized based on an estimated amount of the obligation that reflects the expected outflow of resources (see Note 22.1).

Possible chance of loss: Present obligation for which the possibility of outflow resources is greater than remote and less than probable. For these claims, the Company does not recognize a provision and discloses the most significant matters (see Note 22.2).

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

Any changes in the court’s understanding of the matter could have future impacts on the Company’s financial statements due to such proceedings.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

22.1 Lawsuits with probable losses

	2024	2023
Labor claims	190	186
	-	-
Tax claims	-	-
Income taxes	34	51
PIS and COFINS	248	241
ICMS	20	366
Other tax claims	84	19
	386	677

Corporate claims	118	111
Civil claims and other	151	121

	845	1,095

As of December 31, 2024, the main claims considered in provisions are the following:

Description of tax lawsuits	Provisioned amount
	2024	2023
Taxing Entity: São Paulo State Government
1) In February 2024, the São Paulo State Prosecution Office (“PGE”) published Resolution 6/24 that overrides the “São Paulo State Agreement,” a program created with the enactment of State Law 17.843 allowing the regularization of ICMS debts with discounts on interest, fines and lawyers’ fees. In March 2024, PGE accepted the Company’s request to include two lawsuits, reducing the total contingency amount from R$ 349 to R$ 66 and authorizing the payment in 120 monthly installments, from April 2024 to March 2034. On December 31, 2024, the balance of the agreement is R$ 63, presented under Taxes payable (R$ 6 under current liabilities and R$ 57 under non-current liabilities).		346
Taxing Entity: Federal Government
2) Non-cumulative PIS and COFINS taxes: Charges of amounts due to offset of non-cumulative PIS and COFINS tax credits, related to the periods from 2005 to 2010 and from 2012 to 2018, that were not approved by the Federal Revenue Service of Brazil. The lawsuits refer to offsetting statements in amounts that exceeded those declared, freight expenses, acquisition of property, plant and equipment and revenues incorrectly classified.	133	132
3) PIS and COFINS taxes: Charge of debits related to various periods, between 1999 and 2002, arising from insufficient payments of contributions and offset considered undue by the Tax Authority using credit resulting from the addition of 1% to the COFINS rate and PIS credits under Decree-Laws 2,445 and 2,449, whose period of use had allegedly expired. The lawsuits are under legal phase and the Company pledged bank guarantee and performance bonds at their full amount.	81	79
4) Sundry tax lawsuits	172	120
Total tax lawsuits	386	677

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Description of corporate lawsuits	Provisioned amount
	2024	2023
Plaintiff: Banco do Brasil S.A
1) The Company is party to writ of debt filed against it in 1991, currently under appellate phase. Trikem S.A. (“Trikem”), merged into Braskem, received unfavorable decision to distribute remaining profits to the plaintiffs (preferred shareholders) that were non-controlling shareholders. The amount related to the lawsuit is fully provisioned by the Company.	95	88
2) Sundry corporate lawsuits	23	23
Total corporate lawsuits	118	111

22.1.1	Changes in claims with probable chance of loss

	Labor	Tax claims	Corporate	Civil claims
	claims		claims	and other	Total

December 31, 2022	212	735	103	120	1,170

Additions, monetary adjustments and exchange variation	71	143	8	46	268
Payments	(37)	(10)	-	(25)	(72)
Reversals (*)	(60)	(191)	-	(20)	(271)

December 31, 2023	186	677	111	121	1,095

Additions, monetary adjustments and exchange variation	77	109	7	46	239
Payments	(43)	(8)	-	(3)	(54)
Reversals (*)	(28)	(389)	-	(13)	(430)
Disposals due to sale of investments in subsidiaries	(2)	(3)	-	-	(5)

December 31, 2024	190	386	118	151	845

(*)	A provision reversal occurs when the probability of loss or the value attributed to the lawsuit changes, or the suit is closed with a cash disbursement lower than the provisioned amount.

22.2 Contingent liabilities

The contingent liabilities whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company’s Management, based on its evaluation and that of its external legal advisors, are disclosed as follows:

	Note	2024	2023

Tax claims		26,469	26,216
Civil claims - Alagoas	23.1	9,241	8,971
Civil claims - Other		795	740
Social security claims		770	824
Environmental claims		790	689
Labor claims		683	513
Other lawsuits		423	424
Total		39,171	38,377

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

22.2.1 Breakdown of contingent liabilities

Description of tax lawsuits	Estimate
	2024	2023
Taxing Entity: Federal Government
1) Income taxes: Tax deficiency notices related to calendar years 2015, 2016, 2018 and 2019, due to non-recognition of application of Agreement to avoid double taxation, signed between Brazil and Netherlands, which establishes that profits from Dutch companies are not taxable in Brazil at the end of every year. The notification related to calendar years 2018 and 2019, received in 2023, also involved non-deductibility of interest expenses due to a different understanding regarding the sub-capitalization limit and its tax effects. The inflation-adjusted amount of uncertain tax treatment includes periods mentioned or not mentioned in tax deficiency notice. Regarding the period not included in the tax-deficiency notice, in the fiscal year ended on December 31, 2024, the amount was deducted from the income tax calculated annually, which was duly paid by the Dutch entities, in accordance with the definitive proofs of payment issued by the Dutch tax authorities. The amount related to the calendar year 2017 was excluded from this lawsuit due to its time-barring. The total contingency amount includes the ex-officio fine for the period not considered in the tax-deficiency notice corresponding to R$ 2.4 billion (2023: R$ 4.2 billion).	15,876	18,552
2) Non-cumulative PIS and COFINS taxes: Charge related to calendar years 2004 to 2018, arising from use of credits on acquisition of goods and services consumed in the production process. The Company pledged performance bonds and deposits at their full amount.	1,618	1,507
3) PIS/COFINS: In July 2024, the Company was questioned by the Federal Revenue Service about various federal taxes that were offset by non-cumulative PIS and COFINS credits, referring to the period from 2012 to 2018, which were generated by the exclusion of ICMS from the calculation basis of such contributions, as ensured by a final and unappealable court decision in July 2020.	1,246
4) Income taxes: Tax deficiency notices related to calendar years 2012 and 2015, arising from disallowances of exchange variation expenses with naphtha import transactions, incurred after due date of commercial invoices. The lawsuits also address inflation adjustment in income tax losses and social contribution tax loss carryforwards and partial disallowance of cost of naphtha imported from subsidiary abroad.	1,079	1,000
5) Income taxes: Tax deficiency notices resulting from the deduction of amortization charges, between 2007 and 2013, from goodwill originated from equity interests acquired in 2002. The Company pledged performance bond at their full amount.	1,070	1,027
6) Income taxes rate: Charges due to the non-approval of offsets made using credits arising from negative balance. The Company pledged performance bonds at their full amount. In the second quarter of 2024, three new tax deficiency notices were received in the amount of R$ 366.	568	185
7) Income taxes: Tax deficiency notices related to the offsetting of tax losses and social contribution tax loss carryforwards against Income taxes liabilities, during merger events that took place in November 2007 and August 2013, without observing the 30% limit. The lawsuits are in under legal phase, and the Company pledged performance bonds at their full amount.	324	346
8) Social security contributions: Charge of additional contribution for Occupational Environmental Risk to fund the special retirement plan due to the alleged exposure of workers to hazardous agents from November 2000 to January 2001, November 2001 to June 2002, January 2016 to July 2018, and January to December 2020. The Company pledged performance bonds at their full amount.	205	183
9) PIS and COFINS taxes: Charges arising from alleged undue offsets using credits from other federal taxes. The lawsuits address credits arising from: i) prepayments of IR tax, ii) FINSOCIAL and COFINS taxes, iii) tax on net profit, iv) PIS-Decree-Laws 2,445 and 2,449. The lawsuits are under legal phase, and the Company pledged bank guarantees and performance bonds at their full amount.	146	142
10) Income taxes rate: Tax deficiency notice arising from disallowance of advertising and commission expenses, paid by Braskem and Braskem Inc., and the lack of payment of IRRF tax on them.	146	138

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

11) PIS and COFINS taxes: Charges due to the non-approval of offsets using credits from Cide-Combustíveis, as authorized by Federal Law 10,336/2001. The lawsuits are under legal phase, and the Company pledged performance bonds at their full amount.	132	128
Taxing Entity: State Government of Alagoas
12) ICMS tax: Tax deficiency notices related to calendar years 2015 to 2019, due to lack of ICMS reversal on output with tax deferral.	746	698
Taxing Entity: State Governments of São Paulo, Rio de Janeiro, Bahia, Pernambuco, Rio Grande do Sul and Alagoas
13) ICMS tax: Charges of tax underpayments. The lawsuits refer to (i) use of tax credits to acquire property, plant and equipment, goods considered as for use and consumption and products subject to tax replacement; (ii) transfers of finished products at amount below the production cost; (iii) non-payment of tax due to: input or output omissions; charges related to electricity operations and sale of products subject to tax replacement; (iv) lack of evidence of export of goods; (v) fines for lack of registration of invoices. The Company pledged bank guarantees, performance bonds and judicial deposits at their full amount.	708	623
Taxing Entity: State Government of Bahia
14) ICMS: Charges due to (i) lack of reversal of credits on inputs used in the production of gasoline and LPG, taxed by the single-phase ICMS, and (ii) offsetting of the single-phase ICMS debts from the sale of these products with the ICMS credits accrued from other operations. The lawsuits are under discussion in the administrative phase. In December 2024, three new tax deficiency notices were received, making this contingency material for disclosure purposes.	1,005	125
15) Sundry tax lawsuits	1,600	1,562
Total tax lawsuits	26,469	26,216

Description of civil lawsuits	Estimate
	2024	2023
Plaintiff: Resibril Química S.A. ("Resibril")
1) Lawsuit filed by Resibril, former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is awaiting judgment.	375	340
2) Civil lawsuits - Alagoas (Note 23.1)	9,241	8,971
3) Sundry civil lawsuits	420	400
Total civil lawsuits	10,036	9,711

Description of social security lawsuits	Estimate
	2024	2023
Plaintiff: Former team members
1) Lawsuits over withdrawal of sponsorship of Petros plan. Currently, the portfolio is composed of 656 lawsuits filed by former team members of Braskem or merged companies, beneficiaries of Petros plans (Copesul, Copene and PQU), related to sundry matters arising from withdrawal of sponsorship of the plan, whose claims include: Difference of Individual Withdrawal Fund, 90% of the supplementation and objection to legality of Withdrawal of Sponsorship.	605	668
2) Sundry social security lawsuits	165	156
Total social security lawsuits	770	824

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Description of environmental lawsuits	Estimate
	2024	2023
Plaintiff: São Paulo State Prosecution Office
1) Public-Interest Civil Action (Hashimoto) filed in June 2018 by the São Paulo State Prosecution Office against the Company and other firms that operate in the Capuava Petrochemical Complex, whose claims include the reparation and/or remediation of environmental damages. After Braskem filed its defense in December 2020, there were no changes, and the lawsuit remains awaiting expert evidence.	253	225
Plaintiff: Local Government of Ulianópolis - Pará
2) Public-Interest Civil Action filed in September 2011 by the Local Government of Ulianópolis, Pará, against Braskem and other companies, whose claims include the reparation and/or remediation of environmental damages allegedly resulting from the improper delivery of waste. The companies filed defense, however, a decision was rendered staying the case, in order for the parties to attempt a settlement.	437	397
3) Sundry environmental lawsuits	100	67
Total environmental lawsuits	790	689

Description of other lawsuits	Estimate
	2024	2023
Plaintiff: Américo Vinícius de Carvalho and Others
The Company has a collection suit in the liquidation phase of a judgment resulting from a lawsuit filed in 1988. Polialden Petroquímica S.A. ("Polialden"), merged by Braskem, was ordered to pay the distribution of remaining profits to the plaintiffs (preferred shareholders) who were non-controlling shareholders. The lawsuit is pending the start of the accounting examination for the determination of the amounts owed. The Management, based on its evaluation and that of external legal advisors, has recorded a provision on December 31, 2024 of R$ 25 (2023: R$ 23). The amount considered as a possible loss is R$ 307 (2023: R$ 287), so that the total amount involved in the lawsuit is R$ 332 (2023: R$ 310).	307	287
2) Sundry other lawsuits	116	137
Total other lawsuits	423	424

23 Geological event - Alagoas

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological phenomenon are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreement in progress:

i)	Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

ii)	Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Additionally, the agreement provides for the allocation of the amount of R$ 300 for compensation for social damages and collective pain and suffering and for any contingencies related to actions in vacated areas and urban mobility actions. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;
iii)	Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexal Agreement”) entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location; and
iv)	Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, presents the following changes to the provision in the fiscal years ended December 31, 2024 and 2023:

	2024	2023

Balance at the beginning of the year	5,240	6,627
	-	-
Provisions (*)	2,237	2,307
Payments and reclassifications (**)	(2,052)	(3,826)
Realization of present value adjustment	145	132
	-	-
Total	5,570	5,240

Current liability	2,436	2,759
Non-current liability	3,134	2,481
Total	5,570	5,240

(*)	The increase in the provision for the fiscal year 2024 is mainly explained by the update relating to the adjustments to the plan for closing the mining wells, implementation and advancement in the maturity of projects, initiatives and programs present in Alagoas. In the fiscal year 2023 mainly refers to additional provision of the Instrument of Global Agreement and by the update of cost estimates relating to the adjustments to the plan for closing the mining wells; ii) inflation adjustment of R$ 114 (2023: R$ 114) reported under Financial expenses.
(**)	Of this amount, R$ 1,819 (2023: R$ 2,686) refers to payments made and R$ 233 (2023: R$ 1,140) was reclassified to Other liabilities, which totals a balance of R$ 478 (2023: R$ 1,158) referring to accounts payable for the Geological event – Alagoas. In the fiscal year, the Company disbursed a total of R$ 2,569 (2023: R$ 2,686), of which R$ 1,819 originated from changes in provisions during the fiscal year and R$ 750 originated from Other liabilities related to the installment paid under the Agreement with the Municipality of Maceió.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

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

These actions have a provision of R$ 997 (2023: R$ 1,353) comprising expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas.

Moreover, in March 2024, following the advice of specialized consulting firms, it was decided that the most suitable method for closing the depressurized cavities, previously classified under the Monitoring Group, periodically monitored using sonar, was to fill them with solid material (sand). This decision was based on the findings of the latest geomechanical studies.

In December 2024, based on the new recommendation of the expert consulting firm hired by the Company to conduct studies on the planning and closure of the salt cavities, the increase in the provision related to the filling with solid material of the 11 pressurized cavities, indicated in item (iii) below, currently belonging to the Buffering and Pressurization group, was recorded. The actions are planned to start from 2027, if necessary, with execution over several years or decades. These actions arose from the evolution of knowledge about the long-term stabilization of cavities, based on the set of monitoring data collected so far and the need to define the definitive closure of the Mine, as provided for in mining legislation.

The closure plan of 35 mining areas currently considers the following:

i)	18 cavities are expected to be filled with solid material, including 6 cavities that were previously planned to be monitored and 5 that were previously planned to be closed by buffering and that, during 2024, based on the Mine Closure Plan definitions and the recommendation of expert consulting firms, closure by filling with solid material (sand) proved to be the most appropriate closure method. To date, 6 cavities have already been filled, 4 cavities are in the filling process, and the remaining 8 cavities are in the preparation and planning activities;
ii)	6 cavities were naturally filled and, therefore, do not indicate the need for additional measures to date. Cavity 18, which collapsed on December 10, 2023, is currently undergoing technical studies to confirm its natural filling, indicating that filling them with solid material will not be necessary; and
iii)	11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned amount of R$ 2,607 (2023: R$ 1,583) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as: the results of monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities.

As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, a specialized company is preparing a specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity. The delivery of the diagnosis is expected for the first half of 2025.

c. Social and urban measures: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and related to urban mobility. To date, of the 11 projects defined for urban mobility, 6 have already been completed, 2 are in progress and the remaining projects are in the planning stages. Regarding the Social and Urban Action Plan ("PAS"), 48 actions have already been validated with signatories to the agreement, defined based on the social and urban diagnosis carried out by a specialized and independent company, and of these, 3 are being implemented. The current provision amount is R$ 1,141 (2023: R$ 1,369).

d. Additional measures: Refer to actions related to: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The current balance of additional measures described in this item totals R$ 825 (2023: R$ 935).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents and other new developments in the matter.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

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

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM").

In October 2024, the Company has been informed of the conclusion of the Federal Police investigation in Alagoas, which had been ongoing since 2019. The inquiry records were sent to the Prosecution Office for evaluation, which requested additional investigations. The Company reinforces that it has always been at the disposal of the authorities and has been providing all information related to salt mining over the course of the investigation.

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

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ significantly from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies related to the claim for the geological event in Alagoas.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

23.1 Lawsuits in progress

The contingent liabilities for which the likelihood of loss is assessed as possible by the Company’s Management, based on its evaluation and that of its external legal advisors, related the geological event in Alagoas, are disclosed as follows:

	2024	2023

Civil claims - Alagoas (*)	9,241	8,971
Environmental claims - Alagoas	85	73
Total (**)	9,326	9,044

(*)	Amounts presented net of the portion of the provision for compensation and relocation of public facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$ 276.
(**)	Comprise the lawsuits with possible probability of loss detailed below, and others of lesser value involved, including Public Civil Actions related to the relocation of certain public facilities located in the region.

In the context of this event, the main lawsuits filed against the Company are:

Description of civil lawsuits		Estimate
		2024	2023
1)	Public-Interest Civil Action - Reparation for Residents – Map Version 5
	Plaintiffs: Federal Prosecution Office (MPF), Federal Public Defender’s Office (DPU) and Alagoas State Prosecution Office (MPE/AL)
On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the plaintiffs against the Municipality of Maceió and Braskem, with a request for an injunctive relief based on evidence. Against Braskem, they request through a preliminary injunction: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of allocation) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions.
	For the plaintiffs' preliminary injunctions, initially granted by the lower court, a decision was rendered on interlocutory appeal determining “the immediate suspension of the provisory execution determined by the trial court,” decision maintained by the full court until the final and unappealable judgment of the interlocutory appeal.	1,113	1,010

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

2)	Public-Interest Civil Action - Request for indemnification for additional collective pain and suffering
	Plaintiff: State Public Defender's Office of Alagoas
In March 2024, the Company was informed of the Public-interest Civil Action filed by DPE against Braskem, seeking, among other requests, to challenge clause 69 of the Agreement for Socio-environmental Reparation (payment of R$ 150 for collective moral damages) alleging that there were facts subsequent to the date of the agreement that would give rise to additional damages.
DPE requested, as a preliminary measure: (i) the suspension of clause 58, second paragraph, of the Agreement for Socio-environmental Reparation, in order to rule out the possibility of reversion of the area to the benefit of Braskem; (ii) the imposition of inalienability to the PCF area until the final and unappealable decision on the merits of the claim, considering the need for the assets acquired by the Financial Compensation Program not to be subject to any disposal, nor subject to seizure.
	On the merits, it requests, among others: (i) the loss of all properties subject to the PCF, with the possibility of reverting the area to the victims or to public domain, in addition to the conviction of Braskem to the payment, as collective and social moral damages, to the same amount spent by Braskem for material damages; (ii) the conviction of Braskem, as existential damages, for the loss of all properties subject to the PCF; (iii) the conviction of Braskem for illicit profit, with the loss of the PCF properties, in addition to the payment of the amounts the Company obtained due to its alleged illicit conduct (to be determined in a liquidation proceeding); (iv) subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with publication of a material fact notice.	162	150
3)	Public-Interest Civil Action - Refusal of insurance within the scope of Housing Financial System (“SFH”)
	Plaintiff: Federal Public Defender’s Office (“DPU”)
In November 2021, the Company was informed of the Public-Interest Civil Action to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – see item (i).
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
On January 10, 2024, a decision was rendered partially ordering the insurance companies to:  (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed an appeal against the decision, which is pending.
	It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.
4)	Public-Interest Civil - Review of terms of the Flexal Agreement
	Plaintiff: Alagoas State Public Defender’s Office
In March 2023, the Company was informed of the Public-interest civil action against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.
Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere to the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.
As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On December 31, 2024, the amount of this action was R$ 2.14 billion (2023: R$ 1.95 billion).
On January 19, 2024, a decision was rendered, judging partially valid the requests made by the DPE.
	The Company, the DPE/AL, the Alagoas State Government and the Federal Government filed appeals against this decision. The effects of the lower court's decision are suspended until the appeals are adjudicated.	2,137	1,952

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

5)	Public-Interest Civil Action - Fishermen Reparation
	Plaintiffs: Federation of Fishermen of the State of Alagoas (“FEPEAL”) and National Confederation of Fishermen and Aquaculturists (“CNPA”)
In August 2023, the Company was informed of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.
As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, while publishing a material fact notice to the shareholders, requests that were denied by the Court.
	Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50 thousand and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132 thousand in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100 thousand; (iii) compensation for collective material damages to the Associations, in the amount of R$750 thousand; and (iv) attorney fees in the amount of 20% on the value of the award.	1,767	1,607
6)	Action against the Violation of a Constitutional Fundamental Right (“ADPF”)
	Plaintiff: Alagoas State Governor
On December 18, 2023, the Company was informed of the action against the ADPF before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties.
On June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The plaintiff filed an appeal against this decision.
	It is not possible to assign a contingency amount to this lawsuit, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements.
7)	Indemnity Claim
	Plaintiff: Companhia Brasileira de Trens Urbanos (“CBTU”)
On February 2, 2021, the Company was notified of the filing of a lawsuit, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$ 222 and for moral damages in the amount of R$ 0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.
	Braskem entered into a memorandum of understanding with CBTU to seek a consensual solution and suspend the lawsuit during the negotiation period and has made progress in the technical understanding about the topic. A procedural legal transaction was presented, approved by the court, which provides for the continuity of negotiations for a possible conciliation between the parties. With the end of the deadline stipulated in the procedural legal transaction, in March 2025, a conciliation hearing will be scheduled. If this hearing is unsuccessful, the period for filing a defense will begin.	1,492	1,465
8)	Indemnity Claim - Pinheiro District Property
	Plaintiff: Construtora Humberto Lobo
	In July 2019, the Company was informed of the action for damages, a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the counterparty. Nevertheless, the counterparty claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 5, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor’s image, only ordering the return of R$ 3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit.	1	1

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

9)	Indemnity Claim
	Plaintiff: State of Alagoas
In March 2023, the Company was informed of the claim, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.
	On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision.	1,493	1,259
10)	Other civil actions - Indemnifications related to the impacts of subsidence and relocation of areas affected

	The Company is defendant in several other actions, filed in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.	1,076	1,489
11)	Sundry civil lawsuits		38
Total civil lawsuits		9,241	8,971

Description of environmental lawsuits		Estimate
		2024	2023
1)	Notice of violation
	Plaintiff: Environment Institute of Alagoas State (“IMA”)
On December 4, 2023, the Company was notified due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been notified for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023.
	On June 28, 2024, Braskem was served with the decision, still subject to administrative appeal, maintaining the notice of violation.	79	70
2)	Sundry environmental lawsuits	6	3
Total environmental lawsuits		85	73

Total lawsuits with probability of possible loss		9,326	9,044

23.1.1 Other relevant lawsuits with probability of remote loss:

Public-Interest Civil Action filed by the Alagoas State Public Defender’s Office: Request for partial annulment of the agreements signed within the scope of the PCF and review of the compensation paid for individual pain and suffering

In September 2024, the Company became aware of the Public-Interest Civil Action filed by the DPE, seeking, among other requests, the review of the compensation paid under the PCF for individual pain and suffering, with the partial annulment of the agreements signed within the scope of the PCF and ratified in court.

The DPE also requests the annulment of the clauses of the individual agreements of the PCF that provide for the transfer of ownership/possession of the vacant properties to the Company, and seeks the cancellation of the respective deeds recorded in the Register of Deeds, restoring the ownership and possession of these properties to the previous owners/victims, as well as the amounts of pain and suffering already paid to the assisted parties under the PCF to be considered as an advance on the compensation supposedly due.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

The amount of the action filed by DPE is R$5.1 billion.

The Management, based on the opinion of external legal advisors, classifies the likelihood of loss in this action as remote.

24 Benefits offered to employees

24.1 Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

The amounts recognized in profit or loss were:

		2024	2023

Health care	AM	301	272
Pension plan		114	118
Transport		92	91
Meals	AL	66	70
Life insurance		12	12
Training		19	22
Other		21	26
		625	611

24.2 Long-term incentive plan (“ILP Plan”)

The Company offers share-based Long-Term Incentive Plans through the granting of Restricted Shares or Cash Settlement (“LTI Plan”), to align the interests of shareholders and executive officers (participants) and to promote their continued employment at the Company.

The grant is subject to the voluntary investment of own financial resources by participants in the shares issued by the Company (tickers BRKM5 or BAK). To acquire the right, participants must maintain their employment relationship with the Company and hold uninterruptedly the shares acquired during the three-year vesting period.

When the conditions to obtain the right are met, the Company transfers to participants the number of restricted shares to which they are entitled, when applicable, which are held in treasury or acquired through repurchase program. If the transfer of restricted shares is not possible, the Company will pay to participants, in cash, the amount equivalent to the shares granted at the Reference Share Price traded on stock exchange.

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

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

The programs listed below were approved by the Board of Directors under the terms and conditions of the Long-Term Incentive Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired.

Flat	Grant Date	End of Grace Period	Settlement Method	Qty. on 12/31/2022	Granted quantities	(-) Canceled	(-) Exercised		Qty. on 12/31/2023	(+) Granted	(-) Canceled	(-) Exercised	Qty on 12/31/2024	Fair value of the share R$*

2021 Plan	05/10/21	05/10/24	Shares	548,290	-	(31,751)	-		516,539	-	(9,173)	(507,366)	-
2021 Plan	05/10/21	05/10/24	Cash	144,779	-	(3,879)	-		140,900	-	(948)	(139,952)	-

2022 Plan	05/17/22	05/17/25	Shares	537,870	-	(32,462)	-	-	505,408	-	(9,488)	(116,140)	379,780	44.15
2022 Plan	05/17/22	05/17/25	Cash	132,902	-	(1,115)	-	-	131,787	-	(9,774)	(1,501)	120,512	23.53

2023 Plan	09/06/23	09/06/26	Shares	-	931,050	-	-	-	931,050	-	(23,076)	(337,838)	570,136	23.02
2023 Plan	09/06/23	09/06/26	Cash	-	213,400	(5,080)	(114)	-	208,206	-	(22,332)	(4,052)	181,822	23.53

2024 Plan	06/05/24	06/06/27	Shares	-	-	-	-	-	-	1,500,574	-	(546,055)	954,519	18.19
2024 Plan	06/05/24	06/06/27	Cash	-	-	-	-	-	-	350,753	(13,621)	(1,629)	335,503	23.53
(*)	Values in monetary units.

On December 31, 2024, the amount recorded in equity is R$ 24 (2023: R$ 37).

24.3 Post-employment benefits

(i)	Defined contributions plans

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

The Company’s net obligation for health care is the estimated amount of future benefit that employees will receive in return for services provided in the prior periods. Such amount is discounted to its present value and remeasurements are recognized in profit or loss for the year.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

The calculation of health care obligations mainly considers the Company’s participants aging and premium history, medical cost inflation and new technologies.

(a) Amounts in statement of financial position

	2024	2023
Defined benefit
Novamont Braskem America	70	57
Pension plan Braskem Idesa	33	30
Pension plan Braskem Europe and Netherlands	190	165
	293	252

Health care (i)	325	368
Bradesco	325	368
Total obligations	618	620

Fair value of plan assets	(67)	(53)

Net balance (non-current liabilities)	551	567

(i)	According to Brazilian laws, the type of health plan offered by Braskem, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (Company’s part + participant’s part).

(b) Change in obligations and fair value

			2024			2023
	Health	Benefit		Health	Benefit
	care	plans	Total	care	plans	Total

Balance at beginning of year	368	252	620	322	229	551
Current service cost	5	9	14	5	8	13
Interest cost	31	14	45	29	13	42
Benefits paid	(17)	(7)	(24)	(15)	(6)	(21)
Actuarial losses (gain)	(62)	4	(58)	27	-	27
Exchange variation	-	21	21	-	8	8
Balance at the end of the year	325	293	618	368	252	620

On December 31, 2024, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

(c) Actuarial assumptions

						(%)
			2024			2023
	Health	Pension plan	Pension plan	Health	Pension plan	Pension plan
	care	Europe	Netherlands	care	Europe	Netherlands

Discount rate	7.46	3.10	3.10	5.35	3.60	4.15
Inflation rate	3.00	2.00	2.00	3.00	2.00	2.00
Rate of increase in future salary levels	n/a	3.25	3.25	n/a	3.25	3.25
Rate of increase in future pension plan	n/a	2.25	2.25	n/a	2.25	2.25
Aging factor	2.50	n/a	n/a	2.50	n/a	n/a
Medical inflation	3.25	n/a	n/a	3.25	n/a	n/a
Duration (in years)	12.12	n/a	n/a	12.10	n/a	n/a

(d) Sensitivity analysis

							Impact on the defined benefit obligation
		Assumptions change			Assumptions increase			Assumptions reduction
	Health	Pension plan	Pension plan	Health	Pension plan	Pension plan	Health	Pension plan	Pension plan
	care	Europe	Netherlands	care	Europe	Netherlands	care	Europe	Netherlands
Discount rate	1.0%	0.25%	0.25%	28	(7)	-	33	7	4
Rate of increase in future pension plan	1.0%	0.25%	0.25%	(8)	5	-	(8)	(5)	-
Life expectancy	1.0%	1 year	1 year	41	5	-	(34)	(5)	-

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

25 Equity

25.1	Capital

On December 31, 2024, the Company’s subscribed and paid-up capital stock amounted to R$ 8,043 and comprised 797,207,834 shares with no par value, distributed as follows:

								Amount of shares
		Common		Preferred shares		Preferred shares
		shares	%	class A	%	class B	%	Total	%

Novonor		226,334,623	50.11	79,182,498	22.95	-	-	305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96	-	-	288,188,691	36.15
ADR	(i)	-	-	72,380,938	20.98	-	-	72,380,938	9.08
Norges Bank		-	-	23,859,004	6.91	-	-	23,859,004	2.99
Other		12,907,077	2.86	93,876,186	27.20	478,790	100.00	107,262,053	13.46
Total		451,668,652	100.00	345,060,365	100.00	478,790	100.00	797,207,807	100.00
Treasury shares		-	-	27	-	-	-	27	-
Total		451,668,652	100.00	345,060,392	100.00	478,790	100.00	797,207,834	100.00

Authorized		535,661,731		616,682,421		593,818		1,152,937,970

25.2	Share rights

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

In 2024, R$ 8 was paid to members of the LTI 2021 Program, without delivery of shares. In 2023, 665,381 shares held in treasury were delivered to participants of the LTI Program 2020.

26 Earnings (loss) per share

Basic earnings (loss) per share is calculated by means of the division of profit (loss) for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 25.2, particularly in relation to the limited rights enjoyed by class “B” preferred shares. The calculation of the diluted earnings (loss) per share is based on the weighted average of class “A” preferred shares, assuming the conversion of all preferred shares into treasury that would cause the dilution.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 25.2 and there is no highest limit for their participation.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

The table below shows the reconciliation of profit or loss for the year adjusted for the amounts used to calculate basic and diluted earnings (losses) per share.

	2024	2023	2022
	Basic and diluted	Basic and diluted	Basic and diluted

Loss for the year attributed to Company's shareholders	(11,320)	(4,579)	(336)
	-	-	-
Reconciliation of income available for distribution, by class (numerator):
Common shares	(6,413)	(2,595)	(191)
Preferred shares class "A"	(4,900)	(1,981)	(145)
Preferred shares class "B"	(7)	(3)	-
	(11,320)	(4,579)	(336)

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	345,060,365	344,796,036	344,329,470
Preferred shares class "B"	478,790	478,790	478,790
	797,207,807	796,943,478	796,476,912

Loss per share (in R$)
Common shares	(14.1998)	(5.7458)	(0.4215)
Preferred shares class "A"	(14.1998)	(5.7458)	(0.4215)
Preferred shares class "B"	(14.1998)	(5.7458)	(0.4215)

Weighting of shares

			2023		2022
		Basic and diluted		Basic and diluted
			Preferred shares		Preferred shares
		Class "A"		Class "A"
		Outstanding	Weighted	Outstanding	Weighted
	Nota	shares	average	shares	average

Amount at beginning of the year		344,394,984	344,394,984	344,158,226	344,158,226

Incentive long term plan payments with treasury shares	25.2	665,381	401,052	236,758	171,244

Amount at the end of the year (i)		345,060,365	344,796,036	344,394,984	344,329,470

(i)	There was no change in the number of shares in 2024.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

27 Net revenue

	2024	2023	2022
Net sales and services revenue	77,411	70,569	96,519

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

(a) Net revenue by country

	2024	2023	2022

Brazil	44,300	39,997	56,217
United States	13,235	12,429	18,086
Mexico	3,928	3,329	4,469
Switzerland	1,471	1,197	1,493
Argentina	1,459	1,039	2,093
Germany	1,192	1,121	1,695
Japan	1,036	554	724
Netherlands	959	1,061	817
Singapore	862	1,618	756
Chile	797	755	871
Spain	789	634	547
Peru	731	676	740
Italy	696	729	1,095
Luxembourg	607	574	756
China	454	859	173
Other	4,895	3,997	5,987
	77,411	70,569	96,519

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

(b) Net revenue by product

	2024	2023	2022

Polyethylene /Polypropylene	50,361	44,295	61,145
Tertiary-Butyl Ethyl Ether/Gasoline	5,988	5,863	5,723
Benzene/Toluene/Xylene	4,966	4,435	7,280
Ethylene, Propylene	4,793	4,309	5,819
polyvinyl chloride/Caustic Soda	3,433	3,721	5,711
Others	2,744	3,925	4,444
Butadiene	1,940	1,211	3,028
Cumene	1,332	1,126	1,425
Naphtha, condensate and other resales	1,235	1,046	422
solvents	619	638	1,522
	77,411	70,569	96,519

(c) Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2024, the most significant revenue from a single client amounts to approximately 2.7% of total net revenues of the Company and refers to the sale of resins.

28 Tax incentives

(a) SUDENE - IR

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IRPJ and additional taxes on income from the following industrial units: (i) PVC and Chlor-Alkali (Cloro Soda), established in the state of Alagoas; and (ii) Chemicals, PE, PVC and Chlor-Alkali units, established in the city of Camaçari (in Bahia State). The tax incentive granted by the Northeast Development Department (“SUDENE”) is calculated based on the Profit from Exploration of the incentivized activity, with an enjoyment period of 10 years. Currently, the Company is in the process of renewing the incentive with the granting authority.

In 2024, the Company also recorded a tax loss and, for such reason, did not make use of tax benefits.

(b) PRODESIN - ICMS

Since 2010, the Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program (“PRODESIN”), which are aimed at implementing and expanding a plant in that state. In 2024, the amount was R$ 28 (2023: R$ 58).

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

29 Financial results

Transactions in foreign currencies are translated into the respective functional currency of the Company’s subsidiaries at the exchange rates in effect on the transaction dates.

Monetary assets and liabilities denominated and measured in foreign currency on the reporting date are re-translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities measured at fair value in foreign currency are re-translated into the functional currency at the exchange rate on the date on which the fair value was determined. Non-monetary items that are measured based on the historical cost in foreign currencies are translated at the exchange rate on the date of the transaction. The differences in foreign currencies resulting from conversion are recognized in financial income or loss, unless the liability involves a cash flow hedge accounting relationship.

	2024	2023	2022
Financial income
Interest income	1,256	1,469	1,050
Inflation indexation income on tax assets	105	51	16
Adjustment to present value - appropriation	273	139	146
Other	85	19	162
	1,719	1,678	1,374

Financial expenses
Interest expenses	(5,173)	(3,969)	(3,125)
Adjustment to present value - appropriation	(920)	(616)	(581)
Interest expenses on leases	(264)	(281)	(203)
Other	(496)	(723)	(1,157)
	(6,853)	(5,589)	(5,066)

Derivatives and exchange rate variations, net
On financial assets	1,115	(751)	(522)
On financial liabilities	(12,668)	1,351	(50)
Gain on derivatives	66	83	636
Losses on derivatives	(33)	(172)	(597)
	(11,520)	511	(533)

Total	(16,654)	(3,400)	(4,225)

The effects from exchange variations on the Company’s transactions are due to the depreciation of Brazilian real and Mexican peso, according to the following:

	End of year rate			Average rate
								Variation
	2024	2023	Variation	2024	2023	2022	2024/2023	2023/2022
U.S. dollar - Brazilian real	6.1923	4.8413	27.91%	5.3920	4.9953	5.1655	7.94%	-3.29%
Euro - Brazilian real	6.4363	5.3516	20.27%	5.8340	5.4023	5.4420	7.99%	-0.73%
Mexican peso - Brazilian real	0.2986	0.2856	4.55%	0.2940	0.2816	0.2569	4.41%	9.61%
U.S. dollar - Mexican peso	20.7505	16.9596	22.35%	18.1605	17.7913	20.1249	2.08%	-11.60%

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

30 Expenses by nature and function

	2024	2023	2022

Classification by nature:
Raw materials other inputs	(58,447)	(54,602)	(73,182)
Personnel expenses	(4,143)	(3,599)	(3,223)
Outsourced services	(3,115)	(3,094)	(3,412)
Depreciation and amortization	(4,950)	(5,206)	(4,733)
Freights	(4,165)	(4,134)	(4,035)
Idle industrial plants (i)	(624)	(503)	(414)
Geological event in Alagoas (Note 23)	(2,123)	(2,193)	(1,520)
Other income (ii)	978	1,769	507
Other expenses	(1,880)	(1,806)	(2,270)
Total	(78,469)	(73,368)	(92,282)

Classification by function:
Cost of products sold	(71,414)	(67,548)	(85,161)
Selling and distribution	(1,991)	(1,916)	(2,108)
(Loss for) Reversal of impairment of trade accounts receivable and others from clients	108	(83)	(38)
General and administrative	(2,639)	(2,472)	(2,764)
Research and development	(463)	(383)	(374)
Other income (ii)	978	1,769	507
Other expenses (iii)	(3,048)	(2,735)	(2,344)
Total	(78,469)	(73,368)	(92,282)

(i)	In early May 2024, due to the extreme weather event that hit the state of Rio Grande do Sul, the Company carried out a shutdown process of its plants located in the Triunfo Petrochemical Complex – RS. At the end of the respective month, the process of gradual resumption of plant operations began. As a result of the weather event, the Company recognized expenses in profit or loss for the period in the amount of R$ 226, of which R$ 158 refer to the idleness of the Triunfo Petrochemical complex recognized under Cost of goods sold.

(ii)	In 2023, refers mainly to settlement of claim agreement signed with insurance companies and the final and unappealable decision on the unconstitutionality of the surcharge in the PIS and COFINS rates incurred on operations involving the sale of gasoline and diesel oil. In 2024, it refers mainly to the gain from the sale of control of Cetrel (note 1).
(iii)	Refers mainly to expenses incurred with the geological event in Alagoas.

31 Segment information

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

- United States and Europe: operations related to PP production and sale in the United States and Europe, through the subsidiaries Braskem America, Braskem Holanda and Braskem Europe, respectively.

- Mexico: comprises the activities related to the PE production and sale in Mexico, through the subsidiary Braskem Idesa.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

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

(b) Results by segment

	2024
				Operating expenses
		Cost of		Selling, general,	Results from	Other operating	Profit(loss) before financial expenses and taxes
	Net	products	Gross	and distribution	equity-accounted	income
	revenue	sold	profit	expenses (i)	investees	(expenses), net
Reporting segments
Brazil	54,844	(50,600)	4,244	(1,623)	-	(2,502)	119
USA and Europe	19,444	(18,026)	1,418	(829)	-	(47)	542
Mexico	5,148	(4,501)	647	(569)	-	52	130
Total	79,436	(73,127)	6,309	(3,021)	-	(2,497)	791

Other segments	736	(351)	385	41	(21)	(119)	286
Corporate unit	-	-	-	(2,079)	-	651	(1,428)

Braskem consolidated before eliminations and reclassifications	80,172	(73,478)	6,694	(5,059)	(21)	(1,965)	(351)

Eliminations and reclassifications	(2,761)	2,064	(697)	74	-	(105)	(728)

Total	77,411	(71,414)	5,997	(4,985)	(21)	(2,070)	(1,079)

	2023
				Operating expenses
		Cost of		Selling, general,	Results from	Other operating	Profit(loss) before financial expenses and taxes
	Net	products	Gross	and distribution	equity-accounted	income
	revenue	sold	profit	expenses (i)	investees	(expenses), net
Reporting segments
Brazil	49,512	(48,159)	1,353	(1,781)	-	(1,443)	(1,871)
USA and Europe	17,507	(16,127)	1,380	(802)	-	309	887
Mexico	4,449	(4,366)	83	(615)	-	195	(337)
Total	71,468	(68,652)	2,816	(3,198)	-	(939)	(1,321)

Other segments	782	(501)	281	137	7	8	433
Corporate unit	-	-	-	(2,033)	-	458	(1,575)

Braskem consolidated before eliminations and reclassifications	72,250	(69,153)	3,097	(5,094)	7	(473)	(2,463)

Eliminations and reclassifications	(1,681)	1,605	(76)	240	-	(493)	(329)

Total	70,569	(67,548)	3,021	(4,854)	7	(966)	(2,792)

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

	2022
				Operating expenses
		Cost of		Selling, general,	Results from	Other operating	Profit(loss) before financial expenses and taxes
	Net	products	Gross	and distribution	equity-accounted	income
	revenue	sold	profit	expenses (i)	investees	(expenses), net
Reporting segments
Brazil	69,080	(63,196)	5,884	(1,853)	-	(1,889)	2,142
USA and Europe	23,421	(19,986)	3,435	(838)	-	57	2,654
Mexico	5,834	(5,070)	764	(452)	-	(33)	279
Total	98,335	(88,252)	10,083	(3,143)	-	(1,865)	5,075

Other segments	403	(262)	140	83	35	5	263
Corporate unit	-	-	-	(2,197)	-	19	(2,178)

Braskem consolidated before eliminations and reclassifications	98,738	(88,514)	10,223	(5,257)	35	(1,841)	3,160

Eliminations and reclassifications	(2,219)	3,353	1,135	(27)	-	4	1,112

Total	96,519	(85,161)	11,358	(5,284)	35	(1,837)	4,272

(c) Assets by segment

					2024
	Investments	Property, plant and equipment	Intangible assets	Right of use of assets	Other receivables (i)
Reporting segments
Brazil	381	16,748	2,690	1,883	615
USA and Europe	57	7,850	106	1,457	1,560
Mexico	-	15,718	566	318	299
Unallocated amounts	-	101	25	61	122
Total	438	40,417	3,387	3,719	2,596

	2023
	Investments	Property, plant and equipment	Intangible assets	Right of use of assets	Other receivables (i)
Reporting segments
Brazil	108	17,279	2,658	2,175	1,651
USA and Europe	57	6,359	131	1,234	141
Mexico	-	14,357	304	409	297
Unallocated amounts	-	410	15	2	60
Total	165	38,405	3,108	3,820	2,149

(i)	Refers to the non-current items of recoverable taxes, income taxes, judicial deposits and other assets.

32 Contractual obligations

The Company has long-term commitments for the purchase of feedstock. As of December 31, 2024, these commitments amounted to R$ 8,355 (2023: R$ 8,616) and are expected to be settled by 2044.

Braskem S.A. Notes to the consolidated financial statements at December 31, 2024 All amounts in millions of Reais, except as otherwise stated

33 Subsequent events

In January 2025, the Company decided to reassess and discontinue new investments in Oxygea. The decision is aligned with the Company's strategic direction of prioritizing its assets and investments, both operational and strategic, in order to optimize capital allocation and cash generation. As of December 31, 2024, the balance of the investment in Oxygea was R$134, which will be transferred to Braskem S.A., with no expectations of relevant losses in this process.

